Form 20-F
period 2006-12-31
AerCap Holdings N.V.
filed 2007-03-22
CIK 1378789

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2006

Commission file number

AerCap Holdings N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)
Evert van de Beekstraat 312
1118 CX Schiphol Airport
The Netherlands
+ 31 20 655 9655
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, Euro 0.01 par value	85,036,957

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

This annual report includes forward looking statements, principally under the captions “Item 3. Key Information—Risks Related to our Business”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•       our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•       our ability to integrate AeroTurbine’s engine and parts business with our aircraft business,

•       decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•       the economic condition of the global airline and cargo industry,

•       the ability of our lessees and potential lessees to make operating lease payments to us,

•       competitive pressures within the industry,

•       changes in interest rates and availability of capital to us and to our customers,

•       the negotiation of aircraft management services contracts,

•       regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•       the risks set forth in “Item 3. Key Information—Risk Factors” included in this annual report.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

i

PART I

Item 1.                        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.                        Key Information

Selected financial data.

The following table presents AerCap Holdings N.V.’s (the successor company) and AerCap B.V.’s (the predecessor company) selected consolidated financial data for each of the periods indicated, prepared in accordance with US GAAP. You should read this information in conjunction with AerCap Holdings N.V.’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

AerCap Holdings N.V. was formed as a Netherlands public limited liability company (“naamloze vennootschap”) on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. There was no change in accounting basis resulting from this transaction. Since AerCap Holdings C.V. and AerCap Holdings N.V. are entities organized under common control, the historical consolidated financial statements of AerCap Holdings C.V. became the historical consolidated financial statements of AerCap Holdings N.V. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis Air Finance B.V.), in connection with our acquisition by funds and accounts affiliated with Cerberus Capital Management, L.P., or the 2005 Acquisition. Our consolidated financial data is presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. The financial information presented as of December 31, 2005 and 2006 and for the fiscal years ended December 31, 2004 and 2006, and the six months ended June 30, 2005 and December 31, 2005, was derived from AerCap Holdings N.V.’s audited consolidated financial statements included in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2002 and 2003 was derived from AerCap B.V.’s unaudited consolidated financial statements. The financial information presented includes the results of AeroTurbine from the date of its acquisition on April 26, 2006 to December 31, 2006, referred to herein as the AeroTurbine Acquisition.

Consolidated Income Statement Data:

	AerCap B.V.				AerCap Holdings N.V.(1)
	Year ended December 31,			Six months ended June 30,	Six months ended December 31,	Year ended December 31,
	2002(2)	2003(2)	2004	2005	2005(3)	2006(4)
	(In thousands, except share and per share amounts)
Revenues
Lease revenue	$459,115	$343,045	$308,500	$175,333	$173,568	$443,925
Sales revenue	13,105	7,499	32,050	79,574	12,489	301,405
Management fee revenue	7,160	13,400	15,009	6,512	7,674	14,072
Interest revenue	28,468	22,432	21,641	13,130	20,335	34,681
Other revenue	1,826	84,568	13,667	3,459	1,006	20,336
Total revenues	509,674	470,944	390,867	278,008	215,072	814,419
Expenses
Depreciation	202,395	143,303	125,877	66,407	45,918	102,387
Cost of goods sold	11,012	6,657	18,992	57,632	10,574	220,277
Interest on debt	267,228	123,435	113,132	69,857	44,742	166,219
Impairments(5)	170,498	6,066	134,671	—	—	—
Other expenses	54,734	87,079	66,940	26,726	26,656	72,440
Selling, general and administrative expenses	40,472	39,267	36,449	19,559	26,949	149,364	(a)
Total expenses	746,339	405,807	496,061	240,181	154,839	710,687
(Loss) income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	(236,665)	65,137	(105,194)	37,827	60,233	103,732
Provision for income taxes	58,569	(28,222)	(168)	(4,127)	(10,570)	(16,324)
Minority interest, net of tax	—	—	—	—	—	588
Cumulative effect of change in accounting principle, net of tax	(99,491)	—	—	—	—	—
Net (loss) income	$(277,587)	$36,915	$(105,362)	$33,700	$49,663	$87,996
(Loss) earnings per share, basic and diluted	$(377.05)	$50.14	$(143.12)	$45.78	$0.63	$1.11
Weighted average shares outstanding, basic and diluted	736,203	736,203	736,203	736,203	78,236,957	78,992,513

(a)           Includes share-based compensation of $78.6 million.

Consolidated Statements of Cash Flows Data:

	AerCap B.V.				AerCap Holdings N.V.(1)
	Year ended December 31,			Six months ended June 30,	Six months ended December 31,	Year ended December 31,
	2002(2)	2003(2)	2004	2005	2005(3)	2006(4)
	(US dollars in thousands)
Net cash provided by operating activities	$220,234	$123,614	$91,933	$107,275	$109,238	$348,379
Net cash (used in) provided by investing activities	(676,619)	(316,170)	(218,481)	14,525	(1,431,259)	(843,289)
Net cash provided by (used in) financing activities	389,839	237,901	136,546	(142,005)	1,505,472	443,558
Other Data (unaudited):
EBITDA(6)	$232,958	$331,875	$133,815	$174,091	$150,893	$372,926

Consolidated Balance Sheets Data:

	AerCap B.V.				AerCap Holdings N.V.(1)
	As of December 31,
	2002(2)	2003(2)	2004	2005	2006
	(US dollars in thousands)
Assets
Cash and cash equivalents	$86,121	$131,268	$143,640	$183,554	$131,201
Restricted cash	243,336	206,572	118,422	157,730	112,277
Flight equipment held for operating leases, net	3,476,501	2,484,850	2,748,347	2,189,267	2,966,779
Notes receivable, net of provisions	195,236	188,616	250,774	196,620	167,451
Prepayments on flight equipment	157,198	160,624	135,202	115,657	166,630
Other assets	343,685	305,498	218,565	218,405	378,654
Total assets	$4,502,077	$3,477,428	$3,614,950	$3,061,233	$3,922,992
Debt	3,571,178	2,763,666	3,115,492	2,172,995	2,555,139
Other liabilities	835,255	581,202	472,443	468,575	637,942
Shareholders’ equity	95,644	132,560	27,015	419,663	729,911
Total liabilities and shareholders’ equity	$4,502,077	$3,477,428	$3,614,950	$3,061,233	$3,922,992

(1)          AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005. In anticipation of our initial public offering, which closed on November 27, 2006, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. This acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values. Additionally, these consolidated financial data are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005.

(2)          Includes the results of operations and cash flows for AerCo during 2002 and the three months ended March 31, 2003. On March 31, 2003, we sold a portion of our interest in AerCo and then deconsolidated it from our accounts because it was determined that we were no longer the primary beneficiary of AerCo as of March 31, 2003. The amount of total revenue attributable to AerCo in the three months ended March 31, 2003 was $106.4 million (including $72.2 million of other income).

(3)          We were formed on June 27, 2005; however, we did not commence operations until June 30, 2005, when we acquired all of the shares and certain of the liabilities of AerCap B.V. Our initial accounting period was from June 27, 2005 to December 31, 2005, but we generated no material revenue or expense between June 27, 2005 and June 30, 2005 and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled our initial accounting period in the table headings in this annual report as the six months ended December 31, 2005.

(4)          Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to December 31, 2006.

(5)          Includes aircraft impairment, investment impairment and goodwill impairment.

(6)          We define EBITDA as income (loss) from continuing operations before provision for income taxes, interest on debt and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-US GAAP measure is helpful in identifying trends in our performance. In addition, EBITDA is a measure that is required by one of our debt lenders to calculate our compliance with certain covenants. EBITDA provides us with a useful measure of our operating performance because it assists us in comparing our operating performance in different periods without the impact of our capital structure (primarily interest charges on our outstanding debt) and non-cash expenses related to our long-lived asset base (primarily depreciation and amortization). This measure provides an assessment of controllable revenue and expenses and enhances our ability to make decisions with respect to resource allocation and whether we are meeting established financial goals. Accordingly, EBITDA measures our financial performance based on operational factors that management can impact in the short-term, such as our cost structure or expenses, and on a more medium-term basis, our revenues.

EBITDA has limitations as an analytical tool and should not be viewed in isolation. EBITDA is a measure of operating performance that is not calculated in accordance with US GAAP. EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with US GAAP. For more detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management’s Use of EBITDA”.

RISK FACTORS

Risks Related to Our Business

Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire, and we may not be able to do so on favorable terms, if at all.

Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our growth and operations and pay our debt service obligations. Between December 31, 2006 and December 31, 2009, aircraft leases accounting for approximately 44.7% of our lease revenues for the year ended December 31, 2006, are scheduled to expire and the aircraft subject to those leases will need to be re-leased or extended. In addition, nearly all of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our aircraft and engines will depend on general market and competitive conditions at the time the leases expire. The general market and competitive conditions may be affected by many factors which are outside of our control.

In 2006, we generated $35.7 million of revenues from leases that were scheduled to expire, in 2007, $61.8 million of revenues from leases that were scheduled to expire in 2008 and $100.9 million of revenues from leases that were scheduled to expire in 2009. Since we lease most of our engines under short-term leases (90 to 180 days), we generally re-lease our engines at least once a year. If we are unable to re-lease an aircraft or engine on acceptable terms, our lease revenue may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our growth and operations.

If we are unable to successfully integrate AeroTurbine, we may not be able to implement our business strategy.

We acquired AeroTurbine in April 2006. Our inability to integrate AeroTurbine would adversely affect a critical component of our business strategy which is focused on leveraging our ability to manage aircraft profitably throughout their lifecycle. AeroTurbine’s engine leasing business, airframe and engine disassembly business and its MRO capabilities are critical components of this strategy because we believe that these businesses and capabilities broaden our ability to extract value from a wide range of aircraft assets, particularly older aircraft, and to lower our maintenance costs. Our ability to successfully integrate AeroTurbine will depend, in part, on the efforts of the former owners of AeroTurbine who are currently its Chief Executive Officer and Chief Operating Officer. If we are unable to successfully integrate AeroTurbine, we may acquire aircraft and engines that we may not be able to lease at attractive rates, if at all, or profitably disassemble for sale by our parts business. As a result, we may overpay for new aircraft or engines that we acquire. AeroTurbine has different management information and accounting systems than we do, which will need to be integrated into our systems. As we integrate these systems we may discover weaknesses or limitations in AeroTurbine’s management information and accounting systems and internal controls. We may be required to hire additional personnel at AeroTurbine as it transitions to becoming part of our consolidated group. In addition, even if we are able to successfully integrate AeroTurbine, we may be required to incur increased or unanticipated costs. If we are unable to successfully integrate AeroTurbine or if we experience increased costs in integrating AeroTurbine, we may not be able to implement our business strategy, our financial results and growth prospects may be materially and adversely affected, and we may fail to benefit from the synergies we expect to result from the AeroTurbine Acquisition.

Changes in interest rates may adversely affect our financial results and growth prospects.

We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities have floating interest rates. As of December 31, 2005 and December 31, 2006, we had $1.8 billion and $2.3 billion, respectively, of indebtedness outstanding that was floating rate debt. We incurred floating rate interest expense of $135.0 million in the year ended December 31, 2006. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating-rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent that our hedges are not perfectly correlated to our financial liabilities. In addition, if we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

Changes in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2006, 30.7% of our lease revenue was attributable to leases tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, because our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease; if interest rates decrease, new leases we enter into will be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2006, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $5.6 million on an annualized basis, excluding the offsetting benefits of interest rate hedges currently in effect, and, if interest rates were to decrease by 1%, we would expect to generate $11.0 million less lease revenue on an annualized basis.

Leasing, financing and sales of aircraft, engine, and parts has historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results and growth prospects.

In the past, the aircraft and engine leasing, buying and selling businesses have experienced prolonged periods of aircraft and engine oversupply. The oversupply of a specific type of aircraft or engine is likely to depress the lease rates for and the value of that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control, including:

•       passenger and air cargo demand;

•       fuel costs and general economic conditions;

•       geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•       outbreaks of communicable diseases and natural disasters;

•       governmental regulation;

•       interest rates;

•       the availability of credit;

•       airline restructurings and bankruptcies;

•       manufacturer production levels and technological innovation;

•       manufacturers merging or exiting the industry or ceasing to produce aircraft types;

•       retirement and obsolescence of aircraft models;

•       reintroduction into service of aircraft previously in storage; and

•       airport and air traffic control infrastructure constraints.

These factors may produce sharp and prolonged decreases in aircraft and engine lease rates and values, and have a material adverse effect on our ability to re-lease our aircraft and engines and/or sell our aircraft engines and parts at acceptable prices. Any of these factors could materially and adversely affect our financial results and growth prospects.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults and other credit problems could adversely affect our financial results and growth prospects.

Our financial condition depends on the financial strength of our lessees, our ability to diligence and appropriately assess the credit risk of our lessees and the ability of lessees to perform under their leases. In 2006, we generated 54.5% of our revenues from leases to the airline industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors outside our control, including:

•       competition;

•       fare levels;

•       passenger and air cargo rates;

•       passenger and air cargo demand;

•       geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•       increases in operating costs, including the price and availability of jet fuel and labor costs;

•       labor difficulties;

•       economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•       governmental regulation and associated fees affecting the air transportation business.

Generally, airlines with high debt leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, many of our existing lessees are in a weakened financial condition and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our operating leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Any future downturns in the airline industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft or engines default on their leases, our financial results and growth prospects will be adversely affected.

The value and lease rates of our aircraft and engines could decline and this would have a material adverse effect on our financial results and growth prospects.

Aircraft and engine values and lease rates have historically experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft and engines, including:

•       the particular maintenance, operating history and documentary records of the aircraft or engine;

•       the number of operators using that type of aircraft or engine;

•       the regulatory authority under which the aircraft or engine is operated;

•       whether the aircraft or engine is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•       any renegotiation of a lease on less favorable terms;

•       the negotiability of clear title free from mechanics liens and encumbrances;

•       any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

•       compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

•       comparative value based on newly manufactured competitive aircraft or engines; and

•       the availability of spare parts.

Any decrease in the value and lease rates of aircraft or engines which may result from the above factors or other unanticipated factors, may have a material adverse effect on our financial results and growth prospects.

The concentration of some aircraft and engine models in our aircraft and engine portfolios could adversely affect our business and financial results should any problems specific to these particular models occur.

Due to the high concentration of Airbus A320 family aircraft and CFM56 family engines in our aircraft and engine portfolios, our financial results and growth prospects may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of December 31, 2006, 85.4% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 13 aircraft types, the three highest concentrations of which together represented 73.4% of our aircraft by net book value. The three highest concentrations were Airbus A320 aircraft, representing 35.5% of the net book value of our aircraft portfolio, Airbus A321 aircraft, representing 22.7% of the net book value of our aircraft portfolio, and Airbus A330 aircraft, representing 15.2% of the net book value of our aircraft portfolio, as of December 31, 2006. No other aircraft type represented more than 10% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, we have 79 new Airbus A320 family aircraft on order either directly or indirectly through our consolidated joint venture, AerVenture, and have 20 new Airbus A330-200 widebody aircraft on order. We also have a significant concentration of CFM56 engines in our engine portfolio. As of December 31, 2006, 86.6% of the net book value of our engine portfolio was represented by CFM56 engines and 8.6% was represented by CF6 engines.

Should any of these aircraft or engine types or aircraft manufactured by Airbus in general encounter technical or other problems, the value and lease rates of those aircraft or engines will likely decline, and we may be unable to lease the aircraft or engines on favorable terms, if at all. Any significant technical problems with any such aircraft or engine models could result in the grounding of the aircraft or engines.

In addition, if Airbus experiences further financial difficulty or if its restructuring plan is unsuccessful, we could be adversely affected. Airbus has announced that production delays on Airbus’s A380 megajet are expected to reduce profits from 2007 to 2010 by $6 billion. Airbus has also announced that it will need to spend up to $13 billion to redesign its A350 aircraft and that the service entry of its A350 XWB aircraft would be delayed by approximately one year to 2013.

In response to the developments, in February 2007 Airbus presented the details of its Power8 restructuring plan, which is designed to address the challenges of the weak US dollar, increased competitive pressure, the financial costs related to the A380 delays and the need to meet Airbus future investment requirements. As part of Power8, Airbus management is expected to implement stringent cost reduction measures, including the reduction of up to 10,000 positions across the Airbus partner countries. Certain of Airbus’ labor unions have threatened to strike if the restructuring plan is implemented.

If Airbus experiences further financial and other difficulties and is unable to deliver the aircraft we have ordered from it on time or at all, we could lose the benefit of the terms of our purchase contract for 20 A330 aircraft and AerVenture’s purchase contract and we may be unable to obtain replacement aircraft on comparable terms, or at all, which could materially and adversely affect our results of operations and growth prospects. If Airbus were to enter into reorganization or bankruptcy, we could in addition lose payments made towards aircraft not yet delivered.

Any decrease in the value and lease rates of our aircraft and engines may have a material adverse effect on our financial results and growth prospects.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of December 31, 2006, we leased 57.7% of our aircraft and 47.1% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated include Thailand, India, Taiwan, Sri Lanka, El Salvador, Jamaica, Malaysia, Colombia, Mexico, Nepal, Turkey, Hungary, Trinidad and Tobago, Russia, Brazil, the Slovak Republic and Indonesia.

Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft or engines subject to lease in such countries, or the ability of our lessees which operate in these markets to meet their lease obligations. As a result, lessees which operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results and growth prospects may be materially and adversely affected by adverse economic and political developments in emerging market countries.

If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results and growth prospects.

If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft or engine, we may not be able to re-lease the aircraft or engine promptly at favorable rates, if at all. You should expect that restructurings and/or repossessions with some lessees will occur in the future. The terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, which may adversely affect our financial results and growth prospects.

If we or our lessees fail to maintain our aircraft or engines, their value may decline and we may not be able to lease or re-lease our aircraft and engines at favorable rates, if at all, which would adversely affect our financial results and growth prospects.

We may be exposed to increased maintenance costs for our leased aircraft and engines associated with a lessee’s failure to properly maintain the aircraft or engine or pay supplemental maintenance rent. If an aircraft or engine is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft or engine, an inability to re-lease an aircraft or engine at favorable rates, if at all, or a potential grounding of an aircraft or engine. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft or engine to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees’ failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft or engines may materially and adversely affect our financial results and growth prospects.

Competition from other aircraft or engine lessors with greater resources or a lower cost of capital than us could adversely affect our financial results and growth prospects.

The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Commercial Aviation Services, International Lease Finance Corp., CIT Group, Aviation Capital Group, Pegasus Aviation, GATX Air, Air Castle Limited, RBS Aviation Capital, AWAS, Babcock & Brown, Boeing Capital Corp., Pembroke Group Ltd. and Singapore Aircraft Leasing Enterprise, and six major engine leasing companies, including GE Engine Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls-Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. On October 18, 2006, GE Commercial Aviation Services completed the acquisition of The Memphis Group, Inc., an aircraft parts trading company. This acquisition could provide competition to our integrated business strategy.

In addition, we may encounter competition from other entities such as:

•       airlines;

•       aircraft manufacturers and MRO organizations;

•       financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

•       aircraft brokers;

•       public and private partnerships, investors and funds with more capital to invest in aircraft and engines; and

•       other aircraft and engine leasing companies and MRO organizations that we do not currently consider our major competitors.

Some of these competitors have greater operating and financial resources and access to lower capital costs than us. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results and growth prospects.

We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results and growth prospects.

Through our lessees, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft or engines. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions or a terrorist attack, particularly if combined with high fuel prices or a weak Euro or other local currency, may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases.

Lease rental revenues from lessees based in Asia accounted for 43.5% of our lease revenues in 2006. The outbreak of SARS in 2003 had a significant negative effect on the Asian economy, particularly in China, Hong Kong and Taiwan. The Asian airline industry has since recovered and is currently experiencing strong growth; however, a recurrence of SARS or the outbreak of another epidemic disease, such as avian influenza, which many experts believe would originate in Asia, could materially and adversely affect the Asian airline industry.

Lease rental revenues from lessees based in Europe accounted for 34.9% of our lease revenues in 2006. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees.

Lease rental revenues from lessees based in North America accounted for 12.8% of our lease revenues in 2006. During the past 15 years, a number of North American passenger airlines filed for bankruptcy and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines as a result of increased expenses due to tightened security requirements and have in certain cases led to a temporary reduction in demand for air travel. Lease revenues from lessees based in the Caribbean, accounted for 2.2% of our lease revenues in 2006.

Lease revenues from lessees based in Latin America account for 6.6% of our lease revenues in 2006. The economies of Latin American countries are generally characterized by lower levels of foreign investment when compared to industrialized countries and greater economic volatility. Any economic downturn in the Latin American or the Caribbean economies may adversely affect the operations of our lessees in these regions.

Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

As of December 31, 2006, our consolidated indebtedness was $2.6 billion and our interest expense (including the impact of hedging activities) was $166.2 million in 2006. Due to the capital intensive nature of our business and our strategy of expanding our aircraft and engine portfolios, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. We currently have 79 new A320 family aircraft and 20 new A330-200 widebody aircraft on order from Airbus. When we acquire all 99 of the Airbus aircraft, over the next four years, we expect to incur in excess of $4.0 billion of indebtedness to finance the purchase price of the aircraft. High levels of indebtedness may limit our cash flow available for capital expenditures, acquisitions and other general corporate purposes and may have a material adverse effect on our earnings and growth prospects.

In addition, covenants in some of the indebtedness incurred by our subsidiaries prevent our subsidiaries from paying dividends to us if we or the relevant subsidiary do not meet specified financial ratios. In addition, the terms of the Aircraft Lease Securitisation indebtedness allow for distributions on the subordinated notes held by us only after the senior classes of notes are repaid.

Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition and growth prospects.

As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft’s estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets.

Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. Although we are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we are in the process of documenting and testing our internal controls in order to enable us to satisfy those requirements as of December 31, 2007. Beginning with our next annual report on Form 20-F, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to assess the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm audit management’s assessment and the operating effectiveness of our internal control over financial reporting. If our management or our independent registered public accounting firm were to conclude that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the value of our ordinary shares could be adversely impacted. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets. In addition, in connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel will need to devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. Compliance may also make some of our activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and other liability insurance, and we may be required to incur substantial costs to maintain current levels of coverage. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act could materially and adversely affect our growth and financial results.

The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results and growth prospects.

As of December 31, 2006, we owned 64 aircraft that were over ten years of age, representing 29.7% of the net book value of our aircraft portfolio. In general, the costs of operating an aircraft, including maintenance expenditures, increase as they age. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results and growth prospects.

The advent of superior aircraft and engine technology could cause our existing aircraft and engine portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects.

As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft and engine portfolios may become less desirable to potential lessees. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft or engines on favorable terms, if at all, which would have a material adverse effect on our financial results and growth prospects.

If our lessees’ insurance coverage is insufficient, it could adversely affect our financial results and growth prospects.

While we do not directly control the operation of any of our aircraft or engines, by virtue of holding title to aircraft, directly or indirectly, in certain jurisdictions around the world, we could be held strictly liable for losses resulting from the operation of our aircraft and engines, or may be held liable for those losses on other legal theories. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft.

However, following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third-party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases.

Our lessees’ insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft and engines by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results and growth prospects.

If we incur significant costs resulting from lease defaults it could adversely affect our financial results and growth prospects.

If we are required to repossess an aircraft or engine after a lessee default, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of aircraft or engine, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft or engine is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft or engine in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engine.

We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft or engine. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft or engine without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could complicate our efforts to repossess our aircraft or engines in that government’s jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engine.

If we repossess an aircraft or engine, we will not necessarily be able to export or de-register and profitably redeploy the aircraft or engine. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft or engine is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. We may also incur significant costs in retrieving or recreating aircraft or engine records required for registration of the aircraft or engine, and in obtaining the certificate of airworthiness for an aircraft. If we incur significant costs repossessing our aircraft or engines, are delayed in repossessing our aircraft or engines or are unable to obtain possession of our aircraft or engines as a result of lessee defaults, our financial results and growth prospects may be materially and adversely affected.

If we provide MRO services to third-parties, we may lose some of our existing MRO service provider customers who lease our engines and purchase our parts.

A significant portion of our short-term engine leases are to engine MRO service providers, which in turn use the engines to provide their customers with spare engines while the MRO service provider repairs the customer’s engines. Also, a significant portion of our engine parts are sold directly to our engine MRO service provider customers. If we provide MRO services directly to third parties we would compete directly with some of our MRO service provider customers. Some of these MRO service provider customers may choose to lease engines and purchase parts from our competitors with whom they do not directly compete in their MRO business.

If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay the aircraft liens, which could adversely affect our financial results and growth prospects.

In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, including charges imposed by Eurocontrol, landing charges, crew wages, repairer’s charges, salvage or other liens that may attach to our aircraft or engine. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft or engine to which the liens have attached. Aircraft and engines may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Although the financial obligations relating to these liens are the responsibility of our lessees, if they fail to fulfill their obligations, the liens may attach to our aircraft or engines and ultimately become our responsibility. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft or engine.

Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. Our lessees may not comply with their obligations under their leases to discharge aircraft liens arising during the terms of their leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft or engine. Such payments would materially and adversely affect our financial results and growth prospects.

Failure to obtain certain required licenses, certificates and approvals could adversely affect our ability to re-lease or sell aircraft and engines, our ability to perform maintenance services or to provide cash management services, which would materially and adversely affect our financial condition and results of operations.

Under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft or engine may not be forthcoming. To perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we require a license from the Irish regulatory authorities, which we have obtained. In addition, to meet our MRO customers’ requirements to maintain certain flight certifications, AeroTurbine requires certificates from the Federal Aviation Administration, or FAA, and European Aviation Safety Agency, or EASA, which it has obtained. A failure to maintain these licenses or certificates or obtain any required license or certificate, consent or approval, or the occurrence of any of the foregoing events, could adversely affect our ability to provide qualifying services or re-lease or sell our aircraft or engines, which would materially and adversely affect our financial condition and results of operations.

Our ability to operate in some countries is restricted by foreign regulations and controls on investments.

Many countries restrict or control foreign investments to varying degrees, and additional or different restrictions or policies adverse to us may be imposed in the future. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses outside of the United States, or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia/Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may require governmental approval for the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results and growth prospects.

There are a limited number of aircraft and engine manufacturers and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could adversely affect our financial results and growth prospects.

The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls-Royce plc and Pratt & Whitney. As a result, we are dependent on these manufacturers’ success in remaining financially stable, producing products and related components which meet the airlines’ demands and fulfilling their contractual obligations to us. Airbus has recently made a series of announcements relating to significant delays and cost overruns in the manufacturing process for the new commercial jet it is developing, the A380 megajet. These delays and cost overruns have resulted in several changes of Airbus’s top management and could lead to Airbus customers canceling existing orders, which would aggravate Airbus’s economic difficulties.

Further, competition between Airbus and Boeing for market share is escalating and may cause instances of deep discounting for certain aircraft types, which could adversely affect our ability to obtain an attractive price when we attempt to sell our aircraft in the aftermarket. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

•       missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

•       an inability to acquire aircraft and engines and related components on terms which will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

•       a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

•       poor customer support from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

•       reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

We will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, if at all, which may limit our ability to grow and compete in the aircraft and engine leasing and trading markets.

We will need additional capital to continue to expand our business by acquiring additional aircraft, engines and other aviation assets, and financing may not be available to us or may be available to us only on terms that are not favorable. We initially finance the acquisition of aircraft through a combination of medium-term revolving credit facilities and long-term debt structures. Once we obtain a sufficient number and diversity of aircraft financed with medium-term revolving credit facilities, we generally refinance these facilities with long-term debt structures, including securitizations, tax advantaged structures and bank loans. As a result, we are subject to the risk that we will not be able to acquire, during the period that our credit facilities are available, a sufficient amount of eligible aircraft and engines to allow for an issuance of long-term debt. If we are unable to raise additional funds or obtain capital on terms acceptable to us, we may have to delay, modify or abandon some or all of our growth strategies. Further, if additional capital is raised through the issuance of additional equity securities, the percentage ownership of our then current shareholders would be diluted. Newly issued equity securities may have rights, preferences or privileges senior to those of our ordinary shares. See “Item 10. Additional Information—Memorandum and articles of association”.

We are subject to various environmental regulations that may have an adverse impact on our financial results and growth prospects.

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization, or ICAO, have adopted a new, more stringent set of standards for noise levels which will apply to engines manufactured or certified beginning in 2006. Currently, United States regulations would not require any phase-out of aircraft that qualify with the current standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards. These regulations could limit the economic life of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. None of our 61 aircraft engines were manufactured after 1999. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, non-compliant engines.

Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of its employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third-party waste disposal sites where we have sent or may send waste. We cannot assure you that we will be at all times in complete compliance with these laws, regulations or permits. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

We are the manager for several securitization vehicles and joint ventures and our financial results would be adversely affected if we were removed from these positions.

We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2006, we generated revenue of $14.1 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results and growth prospects could be materially and adversely affected.

Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results and growth prospects.

We are currently joint venture partners in several joint ventures, including AerVenture, a consolidated joint venture which has entered into a purchase agreement with Airbus for the purchase of up to 70 A320 family aircraft, and it is our strategy to enter into additional joint ventures in the future. Under the AerVenture joint venture agreement, we share control over significant decisions with our joint venture partner. For example, we may not, without the consent of our AerVenture joint venture partner, cause AerVenture to incur any debt outside the ordinary course of business, buy or sell assets or pay dividends to us. Since we have limited control over AerVenture and certain of our other joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require AerVenture or such other joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results and growth prospects.

The departure of senior managers could adversely affect our financial results and growth prospects.

Our future success depends, to a significant extent, upon the continued service of our senior management personnel. For a description of the senior management team, see “Item 6. Directors, Senior Management and Employees”. The departure of senior management personnel could have a material adverse effect on our ability to achieve our business strategy, including the integration of AeroTurbine.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner’s obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results and growth prospects.

Risks Related to the Aviation Industry

As high fuel prices continue to affect the profitability of the aviation industry, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

Fuel costs represent a major expense to companies operating in the aviation industry. Fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. As a result, fuel costs are not within the control of lessees and significant increases in fuel costs would materially and adversely affect their operating results.

Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices.

Fuel prices currently remain at historically high levels. The continuing high cost of fuel has had, and sustained high costs in the future may continue to have, a material adverse affect on airlines’ profitability, including our lessees. Due to the competitive nature of the aviation industry, operators have been and may continue to be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they have incurred. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees’ ability to make rental and other lease payments, result in lease restructurings and/or aircraft and engine repossessions, increase our costs of servicing and marketing our aircraft and engines, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results and growth prospects.

If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq and tension over Iran’s and North Korea’s nuclear programs, may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft and engine values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results and growth prospects.

Terrorist attacks and adverse geopolitical conditions have adversely affected the aviation industry and concerns about such events could also result in:

•       higher costs to the airlines due to the increased security measures;

•       decreased passenger demand and revenue due to the inconvenience of additional security measures;

•       uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions;

•       higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

•       significantly higher costs of aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available;

•       inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and

•       special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may be for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft and engine lenders and lessors or by applicable government regulations, or to be not available at all.

Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States on September 22, 2001 and similar programs instituted by the governments of other countries provide for limited government coverage under government programs for specified types of aviation insurance, these programs may not continue and governments may not pay under these programs in a timely fashion.

Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft and engines upon any disposition. These results could adversely affect our financial results and growth prospects.

The effects of SARS or other epidemic diseases may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results and growth prospects.

The linking of the 2003 outbreak of SARS to air travel materially and adversely affected passenger demand for air travel at that time. While the World Heath Organization’s travel bans related to SARS were lifted, SARS had a continuing negative affect on the aviation industry, which was evidenced by a sharp reduction in passenger bookings and the cancellation of many flights after the air travel bans had been lifted. While these effects were felt most acutely in Asia, the effect of SARS on the aviation industry also adversely affected other areas, including North America.

Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other diseases, such as avian influenza, or the fear of such events, could adversely affect passenger demand for air travel and the aviation industry. These consequences could result in our lessees’ inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results and growth prospects.

The passenger aviation industry is inherently cyclical and a significant downturn in the industry would adversely impact our lessees’ ability to make payments to us, which would adversely affect our financial results and growth prospects.

The years 2001 through 2004 were characterized by falling demand and rising costs. This industry downturn was exacerbated by the terrorist attacks on 9/11, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.

While the down cycle has ended and the world’s airlines are currently generally performing well, an industry downturn is likely to occur again in the future and the impact could be similar to the impact of the prior downturn. Such a downturn would likely place already financially weakened lessees under further duress, once again putting downward pressure on lease rates. As in the previous downturn, the grounding of undesirable older aircraft would also play a role in depressing aircraft and engine market values.

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus, have voting control over approximately 69.3% of our ordinary shares, including shares or options held by members of our senior management, our non-executive directors and a consultant in Bermuda holding companies which are our indirect shareholders. As a result, Cerberus is able to control fundamental corporate matters and transactions, including the appointment of a majority of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this annual report are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the

United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

Under our articles of association, we indemnify and hold our directors, officers and employees harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of the Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

Our international operations expose us to economic and legal risks associated with a global business.

We conduct our business in many countries, and we anticipate that revenue from our international operations, particularly from the Asia/Pacific region, will continue to account for a significant amount of our future revenue. There are risks inherent in conducting our business internationally, including:

•       general political and economic instability in international markets;

•       limitations in the repatriation of our assets, including cash;

•       expropriation of our international assets;

•       different liability standards and less developed legal systems that may be less predictable than those in the United States; and

•       intellectual property laws of countries that do not protect our international rights to the same extent as the laws of the United States.

These factors may have a material adverse effect on our financial results and growth prospects.

If our subsidiaries do not make distributions to us we will not be able to pay dividends.

Substantially all of our assets are held by and our revenues are generated by our subsidiaries. We will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. Substantially all of our owned aircraft are held through special purpose subsidiaries or finance structures which borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We do not believe we are currently a PFIC and we intend to conduct our affairs in a manner that will reduce the likelihood of our being a PFIC. The determination as to whether a foreign corporation is a

PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See “Item 10. Additional Information—U.S. Tax Considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results and growth prospects.

We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands, Sweden and the United States and other jurisdictions in which our subsidiaries are incorporated or based. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled to reduce the exposure to such additional taxation, no assurance can be given that we will not be subject to such taxes in the future and that such taxes will not be substantial. The imposition of such taxes could have a material adverse effect on our financial results and growth prospects.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

While we have not incurred material income tax liabilities in our primary operating jurisdictions in the past due to, among other things, accelerated tax depreciation, deductible financing expenses and intercompany servicing arrangements, we may incur material income tax liabilities in those jurisdictions in the future. Due to the AeroTurbine Acquisition, we expect to pay U.S. income taxes in the future. If we become subject to material income taxes in any of our other primary operating jurisdictions, our increased tax liabilities could adversely affect our cash flows and have a material adverse effect on our financial results and growth prospects.

We may become subject to additional Irish taxes based on the extent of our operations carried on in Ireland.

Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 20%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2006, we had $355.7 million of Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. There can be no assurance that we will continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

We may fail to qualify for benefits under one or more tax treaties.

We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. However, this conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly The Netherlands and Ireland). That in turn will depend for the most part on the nature and level of activities carried on by our subsidiaries in each jurisdiction.

There can be no assurance that the nature of our activities will be such that our subsidiaries will continue to qualify for the benefits of the income tax treaties with the United States or that we will otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results and growth prospects.

Item 4.                        Information on the Company

We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft’s lifecycle across a broad range of aircraft and engine types. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services and perform aircraft and engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in Amsterdam and have offices in Ireland, Florida and Arizona with a total of 351 people.

We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of December 31, 2006, we owned 131 aircraft and 51 engines, managed 103 aircraft, had 99 new aircraft and 6 new engines on order, had entered into a purchase contract for one aircraft and had executed letters of intent to purchase an additional 10 aircraft.

We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of December 31, 2006, our owned and managed aircraft and engines were leased to 106 commercial airline and cargo operator customers in 47 countries and are managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2004 to December 31, 2006, we have executed over 800 aircraft and engine transactions, including 231 aircraft leases, 214 engine leases, 126 aircraft purchase or sale transactions, 130 engine purchase or sale transactions and the disassembly of 36 aircraft and 99 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2004 and December 31, 2006, our weighted average owned aircraft utilization rate was 99.1%.

We were formed as a Netherlands public limited liability company (“naamloze vennootschap”) on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V. a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.’s shares and the liabilities owed by AerCap B.V. to its prior shareholders for a total consideration of $1.37 billion, $370.0 million of which was funded with equity contributions from funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc. an engine trading and leasing and parts sales company. On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. On November 27, 2006, we completed the initial public offering of 6.8 million of our ordinary shares on The New York Stock Exchange.

Our principal executive offices are located at Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands, and our general telephone number is +31 20 655-9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is (302) 738-6680.

Our Business Strategy

We intend to pursue the following business strategies:

Leverage Our Ability to Manage Aircraft and Engines Profitably throughout their Lifecycle.   We intend to continue to leverage our integrated business model by selectively:

•       purchasing aircraft and engines directly from manufacturers;

•       taking advantage of price incentives offered by sellers for the purchase of entire portfolios of aircraft and engines of varying ages and types;

•       using our global customer relationships to obtain favorable lease terms and reduce time off-lease;

•       selling select aircraft and engines;

•       disassembling older airframes and engines for sale of their component parts; and

•       providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

Our ability to profitably manage aircraft throughout their lifecycle depends in part on our successful integration of AeroTurbine, which we acquired in April 2006, our ability to successfully lease aircraft and engines at profitable rates and our ability to source acquisition opportunities of new and used aircraft at favorable prices.

Expand Our Aircraft and Engine Portfolio.   We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, airline refleetings, and other opportunistic aircraft and engine purchases. We will rely on our experienced team of aircraft and engine market professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we will continue to rebalance our aircraft and engine portfolios through acquisitions, sales and selective disassemblies to maintain the appropriate mix of aviation assets to meet our customers’ needs.

Focus on High Growth Markets.   Although we maintain a geographically diverse portfolio, we focus on high growth airline markets such as the Asia/Pacific market. In May 2006, we entered into a joint venture with China Aviation Supplies Import & Export Group Corporation, a state-owned aviation service engaged in the import and export of civil aviation products and the leasing and maintenance of aircraft, engines and aviation parts. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region.

Enter into Joint Ventures to Obtain Economies of Scale.   We intend to continue to leverage our leading market position, extensive knowledge of the aircraft and engine leasing markets and aircraft and engine management capabilities by entering into joint ventures that increase our purchasing power and our ability to obtain price discounts on large aircraft orders. For example, by recently structuring a large aircraft purchase from Airbus through a 50% owned consolidated joint venture, we were able to increase the number of aircraft we ordered from 35 to 70 and obtained significantly more favorable terms than would otherwise have been available to us. We expect to generate fees from our joint ventures by providing them with aircraft management services.

Obtain Maintenance Cost Savings.   We intend to lower our aircraft and engine maintenance costs by using aircraft and engine parts we obtain from the selective disassembly of acquired and existing airframes and engines. We intend to achieve further maintenance cost savings by using our FAA and EASA certified repair station to perform a variety of value-added MRO services on our aircraft and engines that would otherwise be outsourced at significantly higher costs.

Acquire Complementary Businesses.   We intend to selectively pursue acquisitions that we believe will enhance our ability to manage aircraft and engines profitably throughout their lifecycle. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

Aircraft

Overview

We operate our aircraft business on a global basis. As of December 31, 2006, we owned and managed 234 aircraft. We owned 127 aircraft in our aircraft business, managed 103 aircraft and had an additional 4 aircraft which we intend to disassemble for the sale of their parts or sell at the end of their leases. As of December 31, 2006, we leased these aircraft to 88 commercial airline and cargo operator customers in 45 countries. In addition, as of December 31, 2006, we had 79 new narrowbody aircraft on order, including 9 directly and 70 through our consolidated joint venture, AerVenture, 20 new widebody aircraft on order, had entered into a purchase contract for one aircraft and had executed letters of intent for the purchase of 10 additional aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 344 aircraft.

Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft’s lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale or disassembly. We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Over the past 20 years, the world’s airlines have increasingly turned to operating leases to meet their aircraft needs.

Our contract lease terms generally range from 12 months to 120 months. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while, in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking re-delivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

Upon expiration of an operating lease, we extend the lease term, take redelivery of the aircraft, remarket and re-lease it to new lessees, sell the aircraft, or transfer the aircraft to our disassembly business for sale of its parts. Typically, we re-lease our leased aircraft well in advance of the expiration of the then current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 376 aircraft transactions between January 1, 2004 and December 31, 2006.

The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2004 and December 31, 2006, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2004	2005	2006	Total/ Average
New leases	5	11	15	31
Re-leases	28	9	16	53
Extensions of lease contracts	7	28	15	50
Average lease term for new leases (months)(1)	61.2	68.7	103.2	84.2
Average lease term for re-leases (months)(1)	38.1	50.6	58.7	46.5
Average lease term for lease extensions (months)(2)	24.9	23.0	22.3	23.1
Lease restructurings	9	6	1	16
Aircraft purchases	9	6	41	56
Aircraft sales	9	21	17	47
Average aircraft utilization rates(3)	99.3%	99.1%	98.9%	99.1%

(1)          Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)          Average lease term for aircraft extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

(3)          Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

	Managed Aircraft
Activity	2004	2005	2006	Total/ Average
New leases	1	—	—	1
Re-leases	19	23	9	51
Extensions of lease contracts	10	21	14	45
Average lease term for new leases (months)(1)	72.0	—	—	72.0
Average lease term for re-leases (months)(1)	47.3	36.4	40.9	41.3
Average lease term for lease extensions (months)(2)	20.2	30.7	21.5	25.5
Lease restructurings	1	1	1	3
Aircraft purchases	—	1	—	1
Aircraft sales	—	9	13	22

(1)          Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)          Average lease term for aircraft lease extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example, in 2004 in response to changing market conditions, several airlines reduced their excess capacity by not renewing their aircraft operating leases. We were able to lessen the effects of the low number of lease extensions by identifying airlines that were increasing their capacity, including low cost carriers, and re-leasing our aircraft to those airlines. In addition, since aircraft lease rates were relatively low in 2004, we shortened the terms of our leases to position our portfolio to take advantage of an expected upturn in the aircraft leasing market which would result in higher lease rates in the future. In contrast, in 2005, as the commercial airline sector strengthened, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. The average lease term for new leases increased significantly in 2006 due to the fact that we contracted to lease six aircraft from our order book to one customer, each for nine years. We have experienced a lower level of lease extension activity in 2006 as we had fewer aircraft requiring remarketing because of the high number of aircraft we leased in 2005 that were scheduled to come off lease in 2006 and 2007. For our managed aircraft, the average term of the extensions decreased in the year ended December 31, 2006 mainly due to two short extensions for Fokker aircraft.

Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also typically perform on-site credit reviews for new lessees which typically includes extensive discussions with the prospective lessee’s management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

We require our aircraft lessees to provide us with security deposits in order to protect the value of our assets. We require all of our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified condition at the expiration of the lease. The size of the security deposit is typically equal to two months’ rent.

All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. As of December 31, 2006, 45 of our owned aircraft lessees provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we typically agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have typically received compensation from prior lessees.

In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery, and we compensate the lessee to the extent the aircraft is returned in a better condition than required upon redelivery. All of our leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee, and specific provisions regarding the required condition of the aircraft upon its redelivery.

Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the FAA, EASA or their foreign equivalent standards.

During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease’s terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have typically exported the aircraft from the lessee’s jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee’s cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 44 aircraft under defaulted leases with 19 different lessees in 14 jurisdictions.

Aircraft Portfolio and Existing Lessees

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2006, we owned and managed 234 aircraft. We owned 127 aircraft, managed 103 aircraft and had an additional four aircraft, which we intend to disassemble for the sale of their parts or sell at the end of their leases. Of the 234 aircraft, 202 were on operating lease, which does not include the four aircraft we intend to disassemble or sell, and 28 were off-lease (four owned and 24 managed). Of the 28 aircraft off lease, seven were subject to our regular remarketing efforts. With respect to the other 21 aircraft (all Fairchild Dornier 328s), we have been instructed by the client to market the aircraft for sale, rather than seek to re-lease them. As of December 31, 2006, we leased the 202 aircraft on operating leases to 88 commercial airline and cargo operator customers in 45 countries. The weighted average age of our 127 owned aircraft was 7.6 years as of December 31, 2006.

The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2006:

	Owned portfolio		Managed portfolio		Number of	Total owned,
		Percentage of			aircraft under	managed and
Aircraft type	Number of aircraft owned	total net book value	Number of aircraft	Number of aircraft on order	purchase contract	ordered aircraft
Airbus A300 Freighter	2	2.4%	—	—	—	2
Airbus A319	8	8.3%	—	26	—	34
Airbus A320	48	35.5%	12	51	1	112
Airbus A321	21	22.7%	1	2	—	24
Airbus A330	10	15.2%	1	20	—	31
Airbus A340	1	1.3%	2	—	—	3
Boeing 737	19	9.6%	30	—	—	49
Boeing 767	1	1.1%	2	—	—	3
Boeing 757	2	1.3%	3	—	—	5
DHC Dash 8	1	—	—	—	—	1
Fokker 100	12	1.2%	4	—	—	16
Fokker 70	—	—	2	—	—	2
MD-11 Freighter	1	1.2%	1	—	—	2
MD-83	1	0.2%	9	—	—	10
MD 82	—	—	11	—	—	11
Fairchild Dornier 328	—	—	25	—	—	25
Total	127	100%	103	99	1	330

Aircraft on Order or Subject to Letters of Intent.

We have a large number of new aircraft on order, either directly or indirectly through our consolidated joint venture, AerVenture, and have signed letters of intent for the purchase of a number of additional aircraft.

Aircraft on Order.   In 1999, we signed an aircraft purchase order with Airbus for the purchase of 32 new A320 family aircraft. As of December 31, 2006, nine aircraft remained to be delivered under the agreement. The remaining aircraft consist of three A319 aircraft, four A320 aircraft and two A321 aircraft. All of these aircraft are schedule to be delivered before the end of 2007.

In January 2006, our consolidated joint venture, AerVenture, placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2006, all 70 of the aircraft remained to be delivered under the agreement. The AerVenture order consists of 23 A319 aircraft and 47 A320 aircraft. The initial delivery schedule for the AerVenture aircraft includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

In December 2006, we placed an order with Airbus to acquire 20 new A330-200 widebody aircraft. The delivery schedule for the A330-200 aircraft order includes ten aircraft to be delivered in 2009 and ten aircraft to be delivered in 2010.

Aircraft Subject to Purchase Agreements or Letters of Intent.   In December, 2006, we entered into a contract to sell two Fokker 100 aircraft to an airline. These aircraft were sold in January 2007.

In addition, in November 2006, we entered into a letter of intent with Air Castle for the sale of an A330 aircraft. This aircraft was sold in February 2007.

The table below summarizes our currently outstanding letters of intent to purchase and sell new and used aircraft. Although we expect to be able in each case to negotiate final purchase documentation with respect to our letters of intent, we may not be able to do so and therefore these purchases and sales may not in fact occur.

Letters of Intent

Aircraft type	Number of aircraft	New/Used
Purchases
B737-800	2	New
Total	2
Sales
A320	1	Used
Total	1

Lessees

The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2006.

Lessee	Percentage of 2006 lease revenue
Tombo Capital Corporation	9.4%
Thai Airways International Public Co., Ltd.	6.6%
My Travel Airways PLC	4.7%
Wizz Air Hungary Ltd.	4.6%
Asiana Airlines Inc.	4.0%
Korean Air Lease & Finance Co., Ltd.	4.0%
Air Canada	3.9%
Kingfisher Airlines Ltd.	3.8%
Indian Airlines Ltd.	3.7%
British Midland Airways Ltd.	3.4%
SN Brussels Airlines(1)	3.3%
Bangkok Airways Co.	3.2%
Gemini Air Cargo Inc.	3.1%
Sri Lankan Airlines Ltd.	2.5%
British Mediterranean Airways Ltd.	2.1%
Société Air France	2.0%
America West Airlines	2.0%
Other(2)	33.7%
Total	100.0%

(1)          Commercial name for Delta Air Transport N.V./S.A.

(2)          No other lessee accounted for more than 2.0% of our lease revenue in 2006.

We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market.

The following table sets forth the percentage of our total lease revenue by country in which we lease our owned aircraft for the year ended December 31, 2006.

Country	Percentage of 2006 lease revenue
United Kingdom	11.6%
Thailand	9.8%
Japan	9.5%
India	8.9%
United States of America	8.8%
Republic of Korea	8.0%
Hungary	4.6%
Canada	4.0%
Belgium	3.6%
France	3.4%
Brazil	2.7%
Sri Lanka	2.5%
Turkey	2.3%
Indonesia	2.0%
El Salvador	1.8%
Germany	1.8%
Iceland	1.7%
Spain	1.6%
Jamaica	1.1%
British Virgin Islands	1.1%
Mexico	1.1%
Other(1)	8.1%
Total	100.0%

(1)          No other country accounted for more than 1.0% of our lease revenue in 2006.

As of December 31, 2006, leases representing approximately 44.7% of our lease revenues in 2006 were scheduled to expire before December 31, 2009. As of December 31, 2006, our 123 owned aircraft which are on lease (excluding the four aircraft that we intend to disassemble or sell at the end of their leases) had an average remaining lease period per aircraft of 31.5 months.

The following table sets forth as of December 31, 2006 the number of leases that were scheduled to expire between December 31, 2006 and December 31, 2015 as a percentage of our 2006 lease revenue.

Year	Percentage of 2006 lease revenue(1)	Number of aircraft with leases expiring
2007	8.1%	17
2008	13.9%	34
2009	22.7%	30
2010	12.3%	16
2011	11.4%	11
2012	8.9%	13
2013	0.0%	1
2014	0.0%	—
2015	1.5%	1
Total	78.8%	123

(1)          The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in  2006 (2.0%), lease revenue from our four aircraft that were off lease as of December 31, 2006 (7.2%), lease revenue from our managed aircraft that were subject to our lease-in and lease-out transactions in 2006 (5.3%) and engine lease revenue (6.7%).

(2)          On December 31, 2006, we had four aircraft off lease. We have excluded four aircraft which we intend to disassemble for the sale of their parts or otherwise sell at the end of their leases.

Aircraft Acquisitions and Dispositions

From January 1, 2004 to December 31, 2006, we purchased 56 aircraft and sold 47 aircraft, excluding our managed aircraft (57 and 69 aircraft, respectively, including our managed aircraft). In addition, we have negotiated and entered into contracts to purchase an additional 99 new aircraft, 29 directly and 70 through a joint venture, entered into a purchase contract to purchase one aircraft and have executed letters of intent to purchase an additional ten aircraft. By selling our subordinated interests in securitization vehicles at two different occasions in past years, we also disposed of two large portfolios of aircraft totaling 272 aircraft. We have a portfolio management team of 20 professionals who are dedicated to sourcing, analyzing and executing aircraft and engine acquisition and disposition opportunities.

Due to the AeroTurbine Acquisition and our large order book of aircraft, we believe that we are well positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, MRO service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions.

We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors, other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from other investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in two ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, and by purchasing portfolios consisting of aircraft of varying types and ages. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand and or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

Our dedicated, full-time portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft’s price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and credit worthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and values, among other factors.

Our revolving credit facilities are designed to allow us to rapidly execute our trading strategies by providing us with large-scale committed funding to acquire new and used aircraft, engines and parts. As of December 31, 2006, we had $735.4 million of committed undrawn credit facilities that allow us to purchase aircraft of up to 15 years of age and $154.3 million of committed undrawn credit facilities that allow us to purchase a broad variety of aircraft engine and part types of any age. In addition, we have $386.0 million of undrawn amounts under a borrowing facility with commercial banks, which is guaranteed by European export credit agencies.

Joint Ventures

We expect to conduct an increasing portion of our business in the future through joint ventures. Entering into joint venture arrangements allows us to:

•       order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

•       increase the diversity of our portfolio;

•       obtain stable servicing revenues; and

•       diversify our exposure to the economic risks related to aircraft and engine purchases.

AerVenture.   In December 2005, we established AerVenture. In January 2006, LoadAir, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. We have invested $25.0 million in AerVenture and LoadAir has invested $25.0 million in AerVenture. We have each agreed to make additional equity contributions of up to $90.0 million. We consolidate AerVenture’s financial results in our financial statements. We have developed AerVenture as a joint venture because this structure allows us to leverage our buying power to achieve more favorable aircraft acquisition terms. We have entered into exclusive agreements to provide management and marketing services to AerVenture in return for aircraft management fees and specified incentive fees which are tied to the profitability of AerVenture. Payments under these agreements will not provide any additional revenues as a result of consolidation. These agreements may be terminated by AerVenture in 2014.

In January 2006, AerVenture placed an order with Airbus for up to 70 new A320 family aircraft which will be delivered between 2007 and 2010. AerVenture closed a credit facility for a total amount of $119.0 million that will finance the pre-delivery payments on the first 30 aircraft to be delivered. Upon delivery of the aircraft, AerVenture will be required to arrange financing to cover the entire purchase price, including refinancing the predelivery payments, which is not covered by the joint venture’s equity contributions. The initial delivery schedule includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

AerDragon.   In May 2006, we signed a joint venture agreement with China Aviation Supplies Import & Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We will act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier to occur of either July 1, 2009, or the occurrence of specified events, such as AerDragon developing the expertise to manage its own aircraft. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2006, we do not consolidate AerDragon’s financial results in our financial statements. AerDragon acquired its first aircraft, an Airbus A320 aircraft in February 2007. This aircraft was acquired directly from Airbus through an assignment of our purchase right under our 1999 agreement with Airbus.

Annabel and Bella.   In 2005, we signed a joint venture agreement with Deucalion Capital Limited to form the Annabel joint venture in which we hold a 25% equity interest. Annabel purchased a used A340 aircraft in 2005. The aircraft is on lease to Sri Lanka Airlines through 2008. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella purchased two used Airbus A330-322 aircraft in April 2006, one of which is on lease through 2009 and one of which is being remarketed. We receive fee income for providing aircraft management services to both Annabel and Bella. We do not consolidate Annabel’s financial results in our financial statements but consolidate Bella’s financial results in our financial statements. We do not expect these joint ventures to acquire any more aircraft.

Relationship with Airbus

We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when DaimlerChrysler AG (formerly known as Daimler-Benz AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., an 80% shareholder of Airbus, was one of our founding shareholders. In the last 10 years, we, directly or through our joint ventures, have contracted to purchase over 100 new commercial jet aircraft from Airbus and 24 used aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

Aircraft Services

We are one of the aircraft industry’s leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2006, we had aircraft management and administration service contracts with 14  parties covering over 350 aircraft (including the 70 aircraft on order by AerVenture), two of which accounted for 75% of our aircraft services revenue in 2006. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

•       remarketing aircraft;

•       collecting rental and maintenance payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;

•       conducting ongoing lessee financial performance reviews;

•       periodically inspecting the leased aircraft;

•       coordinating technical modifications to aircraft to meet new lessee requirements;

•       conducting restructurings negotiations in connection with lease defaults;

•       repossessing aircraft;

•       arranging and monitoring insurance coverage;

•       registering and de-registering aircraft;

•       arranging for aircraft and aircraft engine valuations; and

•       providing market research.

We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance-based fees related to the managed aircrafts’ lease revenue or sale proceeds, or specific upside sharing arrangements.

We provide cash management and administrative services to securitization vehicles and joint ventures. As of December 31, 2006, we had four cash management agreements with clients holding an aggregate of 270 aircraft in their portfolios and five administrative agency agreements with clients holding an aggregate of 312 aircraft in their portfolios. Cash management services consist of treasury services such as the financing, refinancing, hedging and on going cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

Engine and Parts

Overview

On April 26, 2006, we acquired all of the share capital of AeroTurbine. AeroTurbine was established in 1997 and is engaged in engine trading and leasing and the disassembly of airframes and engines for the sale of their component parts to the global aviation industry. We acquired AeroTurbine to:

•       implement our strategy of profitably managing aircraft throughout their lifecycle,

•       diversify our investments in aviation assets,

•       obtain a more significant presence in the market for older aircraft equipment and

•       take advantage of its broad customer base.

To facilitate the integration of AeroTurbine, we have entered into three year employment contracts with key members of its senior management. In addition, our indirect shareholders granted key members of AeroTurbine’s senior management indirect equity interests in us, so that they share a vested interest in achieving the successful integration of our aircraft business with AeroTurbine’s engine and parts business.

Engine Acquisitions and Dispositions

Engine sales and purchases is a core part of our engine and parts business. We believe that our market insight and recurring customer relationships have been the key factors underlying our success in this business. In addition, we opportunistically acquire engines that require maintenance work and refurbish those engines in our MRO operations. By pursuing these acquisition strategies, we believe we have been able to acquire our engines at attractive prices.

We purchase engines for which there is high market demand or for which we believe demand will increase in the future. We opportunistically sell and exchange engines when we believe that the realizable value from a sale or exchange will equal or exceed the realizable value that we would expect to receive from leasing or disassembling the engine for the sale of its parts.

In determining whether to purchase or sell an engine, we assess the value of each engine according to a number of factors, including its hardware composition, airworthiness directive compliance and service bulletin status, life-limited parts thresholds, historical maintenance documentation, performance data and material certifications.

Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls-Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition and maintenance professionals is composed of 75 licensed aircraft and engine mechanics and 11 aircraft maintenance record specialists who track and document the maintenance history of each engine that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 300 engines, generating revenues in excess of $250 million.

We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We have a $220.0 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. As of December 31, 2006, we had $154.3 million of funds available under our revolving facility.

Engine Portfolio

We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of December 31, 2006, we owned 51 engines and had 6 new engines on order through AerVenture. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of December 31, 2006, 42 of our 51 engines were CFM56 series engines manufactured by CFM International. In August 2006, AerVenture entered into a contract with CFM International to acquire four new spare CFM 56-5B and two new spare CFM 56-7B engines. These engines are scheduled to be delivered over the next 24 months and will be either leased or sold.

We expect to expand and further diversify our engine portfolio in the future through engine acquisitions and aircraft disassemblies. As our aircraft portfolio ages, and specific aircraft become suitable for disassembly, we intend to disassemble such aircraft and remove high demand engines for addition to our engine portfolio, while the remaining airframes and engines will be disassembled for sale of their component parts.

We have the ability to perform limited MRO services on CFM56 series engines, which comprise most of the engines in our engine portfolio. As we obtain sufficient numbers of other engine models, we intend to further develop additional in-house MRO capabilities to achieve greater cost advantages.

Airframe and Engine Disassembly and Parts Sales

Over time, the combined value of a typical aircraft’s parts will eventually exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. Traditional aircraft lessors and airlines often retire their aircraft by selling or consigning them to companies that specialize in aircraft and engine disassembly. The AeroTurbine Acquisition has allowed us to incorporate this valuable revenue source into our integrated business model, which is focused on managing aircraft and engines throughout their lifecycle.

We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulics and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. We have disassembled 62 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Boeing 737-300 and Airbus A320 family aircraft. Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

We are focused on developing long-term supply relationships with clients that perform MRO services on aircraft and engines. Parts sales allow us to increase the value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use (sale, lease, and/or disassembly for parts sales). In addition, this capability provides us with an additional cost advantage over our non-integrated competitors by providing us with a critical source of low cost replacement engines and parts to support the maintenance of our aircraft and engine portfolios.

Prior to the acquisition of our Goodyear facility described below, we outsourced the physical disassembly of our airframes into parts, but sold the airframe parts ourselves.

Engine Leasing

Generally, it is uneconomical for aircraft operators with small aircraft fleets to own the quantity of spare engines required to adequately cover their operational requirements. As a result, aircraft operators often lease spare engines when they send out their engines for off-site MRO. Spare engines are generally leased either directly from engine lessors like us, or from the MRO service provider that is repairing the aircraft operator’s engine. To meet their clients’ needs, MRO service providers often lease engines from engine lessors. We are focused on the short-term engine lease market with a typical lease term of 60 to 180 days. Short-term engine leases tend to have higher lease rates than long-term leases, because lessees require the engines on short notice and are willing to pay a premium for the flexibility of a short-term lease. Engines subject to short-term leases typically spend more time off-lease, while they are released with greater frequency.

The short-term engine leasing market has also developed in part in response to airlines’ need to rapidly place aircraft back in service in the event of an unexpected engine problem. Short-term engine leases provide an alternative to owning spare engines or entering into long-term leases, where the engines can needlessly sit idle for long periods. To meet clients’ urgent engine leasing needs, we typically maintain a substantial inventory of ready-to-lease engines in our off lease inventory. We believe that our ability to modify and configure most of our lease portfolio engines is an important competitive advantage, since it can facilitate the rapid installation of our engines onto our customers’ aircraft. In addition, we have the capability to provide limited on-site maintenance and repair for most of our leased engines which, in some circumstances, enables us to facilitate the return to service of our customers’ grounded aircraft.

Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of December 31, 2006, we had engines on lease to 24 customers located in 19 countries.

We generally receive a fixed rental payment for our leased engines plus a variable rental payment based on the use of the engine. We typically receive monthly rent for our engines in advance, and additional rent for actual engine operation in arrears to compensate us for the anticipated future maintenance costs of such engines. Our engine lessees generally provide us with a security deposit in the amount of two months rent, in addition to which we receive the first month’s rental payment in advance.

On a few occasions, our engine lessees have experienced financial difficulties, requiring us to terminate or restructure our engine leases with the lessee. Over the past eight years, we have only had to resort to legal action for the repossession of engines with two of our lease customers.

Airframe MRO Capability

On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona, acquired certain assets and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional certified repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance, limited powerplant repair to engine and line components, which includes starters, generators, hydraulic pumps, and quick engine changes installation. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four widebody aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 100 aircraft. This transaction was primarily made to reduce our cost of aircraft disassembly and to support the expansion of our airframe parts distribution business.

Financing

Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access the bank, governmental secured debt, securitization and debt capital markets. We generally do not engage in financing transactions for individual aircraft or engines. In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of aircraft up to 15 years of age. Simultaneously with the AeroTurbine Acquisition and the closing of the UBS facility, we put in place a $171.0 million facility which was later increased to $220.0 million that enables us to acquire eligible aircraft engines and parts of any age. These facilities provide us with large scale committed financing that will allow us to rapidly execute aircraft portfolio purchases.

Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing. Since 1996, we have raised over $18 billion of funding in the global financial markets including over $9 billion of funds through initial issuances and refinancings in the aircraft securitization market. Most recently, in September 2005, we completed a $1.0 billion securitization of 42 aircraft subject to operating leases.

Employees

The table below provides the number of our employees at each of our geographical locations as of the dates indicated.

Location	December 31, 2004	December 31, 2005	December 31, 2006
Amsterdam, The Netherlands	80	71	71
Shannon, Ireland	23	27	37
Fort Lauderdale, FL	10	11	13
Miami, FL(1)	99	124	163
Goodyear, AZ(2)	—	—	67
Total	212	233	351

(1)          Employees located in Miami, Florida are employees of AeroTurbine which we acquired in April 2006.

(2)          On August 4, 2006 we leased an aircraft MRO facility located in Goodyear, Arizona and hired 74 of the employees working at the facility.

None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we are required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. Recently an employee solicited other employees’ interest in setting up a works council. A works council is a council composed of employees with the task of promoting our interests and the interests of our employees.

Organizational Structure

AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in four main operating companies which in turn own special purpose entities which hold our aircraft and engine assets. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. The four principal operating subsidiaries, their share ownership and the identity of their significant asset-owning subsidiaries is detailed below.

AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, Netherlands, employed 71 people as of December 31, 2006 and owns 34% of the share capital of AerCap Ireland Limited. AerCap B.V., through its special purpose subsidiaries, owns the economic interests in 54 aircraft.

AerCap Ireland Limited is owned 34% by AerCap B.V. and 66% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland, employed 37 people as of December 31, 2006 and holds our economic interests in the following consolidated groups or joint ventures: Aircraft Lease Securitisation (42 aircraft); AerFunding 1 Limited (13 aircraft); AerVenture (70 aircraft on order); and Bella (two aircraft). In addition, AerCap Ireland Limited owns 15 aircraft directly or through single aircraft-owning special purpose entities. AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon (one aircraft) and owns 100% of the share capital in AerCap, Inc.

AerCap, Inc. is owned 100% by AerCap Ireland Limited. AerCap, Inc. is located in Ft. Lauderdale, Florida and employed 13 people as of December 31, 2006. AerCap, Inc. and its wholly-owned subsidiaries (excluding AeroTurbine, Inc.) are the lessees under our 11 lease-in, lease-out transactions and own one aircraft. AerCap, Inc. owns 100% of the share capital of AeroTurbine, Inc.

AeroTurbine, Inc is owned 100% by AerCap, Inc. AeroTurbine, Inc. is located in Miami, Florida, has an office in Goodyear, Arizona and employed 230 people as of December 31, 2006. AeroTurbine, Inc, owns 51 engines, four aircraft which are designated for disassembly and part-out and an inventory of aircraft and engine parts for sale.

Competition

The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GE Commercial Aviation Service and International Lease Finance Corporation, have significantly larger and more diversified aircraft portfolios and greater access to financing than we do. As of December 2006, GE Commercial Aviation Service and International Lease Finance Corporation together, according to Airclaims Client Aviation System Enquiry Database, represent approximately 44.3% of the operating lease market and 53.8% of the orders from Boeing and Airbus held by operating lessors.

The engine leasing industry is fragmented and is also highly competitive. The engine leasing industry is generally divided into two principal competitive segments: short-term engine lessors that focus on providing temporary spare engine support while a customer’s engine requires off-site MRO (typical 60 to 90 day lease periods) and long-term engine lessors that focus on providing spare or primary engines to operators as an alternative to ownership of the engine by the lessee (typical lease periods of over one year). Though we are much more active in the short-term engine leasing segment, we compete in both lease segments. The engine leasing market is primarily comprised of six major engine leasing companies, including ourselves. We believe we are a strong competitor, particularly in the short-term engine leasing segment, due to our rapid response in-house MRO capabilities; however, some of our competitors such as GE Engine Leasing, Shannon Engine Support, Engine Lease Finance, Pratt & Whitney Engine Leasing LLC, Rolls Royce and Partners Finance and Willis Lease Finance, have significantly larger and more diversified engine portfolios and greater access to financing than we do. We also encounter competition from airlines, financial institutions, engine brokers, consignment agencies and special purpose entities with investment objectives similar to ours.

The aircraft parts market is generally divided into two principal segments, consisting of (i) airframe parts sales and (ii) engine parts sales specialists. While we compete in both markets with a few large companies, we also separately compete with numerous other parts sales organizations, MRO service providers, original equipment manufacturers, commercial airlines and many smaller competitors primarily in the U.S. and Europe. Additionally, there are numerous small brokers and traders that generally sell from limited inventories and participate in niche markets. Competition in the aircraft and engine parts markets is based on quality, ability to provide a timely and consistent source of materials, ability to provide a multiple range of desirable products, speed of delivery and pricing.

Insurance

Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for, any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft or engine. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee’s policy lapses for any reason. In addition we carry customary insurance for our property and parts inventory, and we also maintain customary product liability insurance covering liabilities arising from our aircraft, engine and aviation parts trading activities. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation

While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

In addition, under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Also, to perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we are required to have a license from the Irish regulatory authorities which we have obtained.

With regard to our MRO activities, we maintain FAA and EASA certifications to conduct limited repair station tasks on engines. These certifications are subject to periodic review, and involve regulatory oversight and audit of the respective personnel and procedures utilized to conduct MRO services to aircraft, engines and components thereof, so as to ensure that our repair station managers and mechanics are properly qualified to perform the work for which we are certified. In addition, our MRO facility is subject to environmental regulation regarding, among other things, the use, storage and disposal of certain hazardous material.

Facilities

We lease our 30,000 square foot headquarters in Amsterdam, The Netherlands under a six year lease which began January 1, 2004. We also lease a 31,000 square foot facility in Shannon, Ireland where we conduct our aircraft management business. We lease our Shannon facility under a 20 year lease which began January 26, 2000 and have an option to terminate after ten years. In addition, we lease an 8,000 square foot facility in Fort Lauderdale, Florida under a ten year lease which began in February 1999. We believe that our facilities in Amsterdam, Ireland and Fort Lauderdale are sufficient for our operations.

We have a seven year lease for a 150,000 square foot complex located near the Miami International Airport that we use as an office, distribution center and repair station. Our Goodyear facility includes a 226,000 square foot hangar and substantial additional space for aircraft outdoor storage. We have a sublease expiring in April 2007 upon which the sublessor of the facility has agreed to assign its lease interest to us.

Trademarks

We have registered the “AerCap” name with WIPO International (Madrid) Registry and the Benelux-Merkenbureau. We have made an application to register the “AerCap” name with the United States Patent and Trademark Office. The application is currently pending. We have registered the “AeroTurbine” name with the United States Patent and Trademark Office.

Litigation

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. Except as disclosed below, we believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

VASP Litigation

We leased 13 aircraft and three spare engines to Viacao Aerea de Sao Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the Federal Supreme Court. On

February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

We are currently pursuing claims for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil. VASP will be served process in Brazil, by means of a rogatory letter which is currently being processed before the Brazilian Superior Court of Justice. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

Swedish Tax Dispute

In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court issued a ruling in our favor which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to this appeal and have requested an oral hearing on the matter. The Court has responded that they would schedule an oral hearing, but we have not yet received notice of the timing of such hearing. Our management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5.        Operating and Financial Review and Prospects

You should read this discussion in conjunction with our audited consolidated financial statements and the related notes included in this annual report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or US GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See “Item 3. Key Information—Risk Factors” and “Special Note About Forward-Looking Statements”.

Overview

The industry environment in 2006 was characterized by strong demand and tight supply for aircraft, with airline passenger growth exceeding 5.9%. Overall, the industry saw the strong growth of airlines in emerging markets, growth of low cost carriers globally, and a strengthening of the U.S. airline industry. With the growth of the industry, we have also experienced increased competition from other aircraft lessors in the market. We see no slowdown in 2007 with respect to the growth trends that dominated 2006. We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2004 to December 31, 2006, we have executed over 800 aircraft and engine transactions, including 231 aircraft leases, 214 engine leases, 126 aircraft purchase or sale transactions, 130 engine purchase or sale transactions and the disassembly of 36 aircraft and 99 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios, and between January 1, 2004 and December 31, 2006, our weighted average owned aircraft utilization rate was 99.1%.

Major Developments in 2006

•       We completed our initial public offering of 26.1 million common shares on November 27, 2006 at a price of $23 per share generating net proceeds of $143.0 million retained by us. We used these proceeds primarily to pay down indebtedness incurred in the AeroTurbine Acquisition.

•       We acquired AeroTurbine in April 2006 as part of our strategy of managing aircraft profitably throughout their lifecycle.

•       We purchased $973.2 million of additional aviation assets in 2006. Total consolidated assets at December 31, 2006 was $3.9 billion.

•       We signed an agreement on December 11, 2006 with Airbus for a firm order of 20 new A330-200 aircraft to be delivered between 2008 and 2010. These contracted purchases, along with previous orders, provide us with a strong investment pipeline for the future and will help us to meet the needs of our diverse customer base in varying geographic regions.

•       We launched AerDragon, our Chinese aircraft leasing joint venture on October 26, 2006 with China Aviation Supplies Import & Export Group Corporation and Calyon Airfinance as partners. China Aviation Supplies Import & Export Group Corporation is a Chinese government organization that supports the flow of aircraft into the Chinese airlines and we believe this gives us additional access to the Chinese market beyond our current customer base. AerDragon took delivery of its first aircraft (an Airbus A320 aircraft) on lease to a Chinese airline in February 2007.

Results of Operations

Net income for the full year 2006 was $88.0 million. Net income includes charges for share-based compensation of $68.3 million. Our result was driven by a number of factors. Our portfolio has grown through purchases of aircraft and other aviation assets, and we have higher sale activity coming from both the AeroTurbine Acquisition and the sale of aircraft driven by portfolio balancing. Additionally, we benefited from improved lease rates and the leveraging of our cost base. Our financial performance in 2006 reflects the strength and flexibility of our business model and demonstrates our continuing focus on investing strategically to grow our business.

Charge for Share-Based Compensation

The charge for share-based compensation, net of tax, was $68.3 million for full year 2006. The majority of this charge was triggered in connection with our initial public offering, and relates to the restricted shares and share options in entities that have a controlling interest in us which are held by members of our senior management team, independent directors and a consultant. The charge was a non-cash charge and did not reduce our net equity.

Earnings Per Share

Total earnings per share for the full year 2006 was $1.11. Included in our earnings per share is a charge of $0.87 per share related to charges for share-based compensation. The number of outstanding shares is currently at 85.0 million. The amount of shares increased 6.8 million during the fourth quarter as a result of our initial public offering, and the average shares outstanding were 79.0 million for the full year.

Aviation Assets

Our total assets and portfolio continue to grow. Total assets on the balance sheet were $3.9 billion at December 31, 2006. Total assets increased 28% during 2006 which was driven by a net increase of 26 owned aircraft in our portfolio, along with the AeroTurbine Acquisition. The number of aircraft in our portfolio was 344 as of December 31, 2006, consisting of 131 owned aircraft, 103 managed aircraft, 99 aircraft in our order book, one aircraft subject to a separate purchase contract and 10 aircraft under letter of intent. This represents an increase of more than 100 aircraft since the end of 2005. The number of engines owned or on contract is 57, an increase of 53 engines from four engines owned at the end of 2005 which highlights the impact of the AeroTurbine Acquisition. We acquired $522.8 million of aviation assets including 28 aircraft. These amounts included the purchase of an aircraft portfolio from GATX Corporation and six Boeing aircraft from ILFC. The amount of closed deals in the fourth quarter of 2006 brought the total amount of aviation asset purchases to $973.2 million for the full year 2006, including 41 aircraft.

Liquidity and Access to Capital

Our cash balance at the end of 2006 was $243.5 million including restricted cash and our operating cash flow was $348.4 million for the full year. The available lines of credit at December 31, 2006 were approximately $1.4 billion. As these amounts suggest, we have significant access to capital for growth through our cash and available lines of credit, along with our ability to access the capital markets. Our debt balance at December 31, 2006 was $2.6 billion and the average annual interest rate on our debt in 2006 was 6.8%. Our debt to equity ratio stood at 3.5 to 1 as of December 31, 2006. We completed several financings during 2006. The net proceeds from our initial public offering were used primarily to pay down debt relating to the AeroTurbine Acquisition. Additionally, a revolving line of credit for AeroTurbine was amended and increased to $220.0 million. We also signed a $248.0 million financing with a bank syndicate to fund the purchase of an aircraft portfolio from GATX Corporation and established a pre-delivery payments facility for our AerVenture joint venture.

Factors Affecting our Results

Our results of operations have been affected by a variety of factors, primarily:

•       the number, type, age and condition of the aircraft and engines we own;

•       aviation industry market conditions;

•       the demand for our aircraft and engines and the resulting lease rates we are able to obtain for our aircraft and engines;

•       the purchase price we pay for our aircraft and engines;

•       the number, types and sale prices of aircraft and engines we sell in a period;

•       the ability of our lessee customers to meet their lease obligations and maintain our aircraft and engines in airworthy and marketable condition;

•       the utilization rate of our aircraft and engines;

•       the recognition of non-cash stock-based compensation expense related to the issuance by our Bermuda Parents of restricted stock and stock options to our employees and our non-executive directors; and

•       interest rates which affect our aircraft lease revenues and our interest on debt expense.

Factors Affecting the Comparability of Our Results

Our Acquisition by Cerberus

On June 30, 2005, AerCap Holdings C.V., a Netherlands partnership owned by Cerberus acquired all of AerCap B.V.’s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by

AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid total consideration of $1.4 billion for AerCap B.V.; $370 million of the total consideration paid by AerCap Holdings C.V. was funded through equity contributions by Cerberus and $1.0 billion was funded through a term loan. The 2005 Acquisition resulted in a net decrease of $802.0 million of indebtedness on our balance sheet—the difference between the $1.8 billion of intercompany liabilities and the indebtedness incurred to fund the acquisition. In accordance with FAS 141, Business Combinations, we allocated the purchase consideration to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $1.4 billion was less than the $1.9 billion combined carrying value of the liabilities and the equity purchased by Cerberus, the purchase price allocation resulted in lower carrying values for our assets after the 2005 Acquisition. The carrying values of our assets and liabilities influence our results of operations and, accordingly, the net decrease in asset carrying values, which resulted from the 2005 Acquisition, has resulted in improved operating performance when compared to periods prior to the 2005 Acquisition.

The material impacts on our consolidated income statement of the 2005 Acquisition relate to purchase accounting adjustments in our assets which are reflected in lower depreciation expense and lower cost of goods sold due to reduced net book values, and in lower interest on debt expense due to the elimination of $802.0 million of debt as described in the preceding paragraph. Other than the corresponding effect on income from continuing operations before provision for income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement.

AeroTurbine Acquisition

On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc. an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. The total payment for the AeroTurbine shares of $144.7 million, including acquisition expenses, was funded through cash from our operations of $70.9 million and $73.8 million of cash raised from a refinancing of AeroTurbine’s existing debt. The new financing totaled $175.0 million and included $160.0 million of senior secured debt and a $15.0 million subordinated loan guaranteed by AerCap B.V. As discussed earlier, we used the net proceeds from our initial public offering to pay-off the senior and subordinated debt at AeroTurbine.

In accordance with FAS 141, Business Combinations, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $144.7 million was greater than the $82.1 million combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets and goodwill of $6.8 million. The inclusion of AeroTurbine in our consolidated results has increased our lease and sales revenue and cost of goods sold through the addition of $249.5 million of combined flight equipment and inventory in our December 31, 2006 consolidated balance sheet. In addition, the interest on AeroTurbine’s debt has increased our consolidated interest expense and the inclusion of AeroTurbine’s operations has increased our selling, general and administrative expenses. More specifically, we recognized $62.4 million of share-based compensation, net of taxes, in our consolidated selling, general and administrative expenses related to restricted shares granted in connection with the AeroTurbine Acquisition.

Prior to the AeroTurbine Acquisition, we operated our business as one reportable segment: leasing, financing, sales and management of commercial aircraft. From the date of the AeroTurbine Acquisition, we manage our business and analyze and report our results on the basis of two business segments: leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engines and Parts”).

Stock Compensation Expenses

Our financial results for the year ended December 31, 2006 include a charge of $68.3 million, net of tax of $10.3 million for non-cash share-based compensation expense related to the vesting of options and restricted stock previously granted or sold to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management, our non-executive directors and one consultant primarily in connection with the 2005 Acquisition. While we will continue to recognize some additional non-cash, share-based compensation in connection with these options and restricted shares (excluding the shares sold to the owners of AeroTurbine), those charges are not expected to be of a similar magnitude as those recognized in 2006.

Goodwill Impairment

In 2004, we recorded an impairment of all of our existing goodwill of $132.4 million as a result of our annual goodwill impairment test. We calculated our valuation using a discounted cash flow approach that considered all of our existing assets and liabilities as well as our business plans. Based on the factors described below, in 2004 our goodwill impairment analysis resulted in the impairment of all of our then existing goodwill. In years prior to the 2005 Acquisition, our ability to grow and make additional aviation investments was primarily controlled by our prior shareholders who were also our primary source of debt funding. In 2004, we signed a new $1.6 billion facility agreement with our prior shareholders to refinance all of our previous senior debt contracted with them. The new facility agreement included significant constraints on our operations and our ability to make additional investments and required that a substantial amount of internally generated cash from asset sales be used to pre-pay our obligations under the facility agreement. In 2004, our shareholders also indicated that they were not willing to invest additional equity capital in us. We revised our discounted cash flow projection downward in 2004 to reflect these factors. In addition, we were aware that our shareholders were in discussions to sell their stake in us for consideration significantly less than our net equity value. As a result of our analysis, we recorded a $132.4 million impairment to write down all of our then existing goodwill in 2004.

Critical Accounting Policies Applicable to Us

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our most subjective judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Lease Revenue Recognition

We lease flight equipment principally under operating leases and report rental income on a straight-line basis over the life of the lease as it is earned. Virtually all of our lease contracts require payment in advance. Rents collected in advance of when they are earned are recorded as deferred revenue on our balance sheet and recorded as lease revenue as they are earned. Provisions for doubtful notes and accounts receivables are recorded in the income statement when rentals become past-due and the rentals exceed security deposits held, except where it is anticipated that the lease will end in repossession and then provisions are made regardless of the level of security deposits. Our management monitors the status of customers and the collectability of their receivables based on factors such as the customer’s credit worthiness, payment performance, financial condition and requests for modifications of lease terms and conditions. Customers for whom collectability is not reasonably assured are placed on non-accrual status and revenue is recorded on a cash basis. When our management deems the collectability to be reasonably assured, based on the above factors, the customer is removed from non-accrual status and revenue is recognized on an accrual basis. As described below, revenue from supplemental maintenance rent is recognized when we are no longer legally obligated to refund such rent to our customer, which normally coincides with lease termination or where the terms of the lease allow us to control the occurrence, timing or amount of such reimbursement.

Depreciation and Amortization

Flight equipment held for operating leases, including aircraft, is recorded on our balance sheet at cost less accumulated depreciation and impairment. Aircraft are depreciated over the assets’ useful life, which is 25 years from the date of manufacture for substantially all of our aircraft, using the straight-line method to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer’s price.

We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. We estimate residual values of current production model engines based on observed current market prices and management expectations of value trends. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. The carrying value of flight equipment that we designate for disassembly is transferred to our inventory pool and is held for sale at the time of such designation. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

Intangibles related to customer relationships are amortized over ten years, which is the length of time that we expect to benefit from existing customer relationships. The amortization in each year is based on the anticipated sales in each year which benefit from such relationships. Our FAA certificate is amortized straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.

Inventory

Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated remaining sales value at the time of purchase. We evaluate the carrying value of inventory on a regular basis in order to account for any permanent impairment in values. We estimate market value for this purpose based on internal estimates of sales values and recent sales activity of similar inventory.

Impairments

In accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset’s booked residual, except where more recent industry information indicates a different value is appropriate.

In accordance with FAS 142, Goodwill and Other Intangible Assets, we evaluate any goodwill and indefinite-lived intangible assets for impairment at the reporting unit level each year and upon the occurrence of events or circumstances that indicate that the asset may be impaired. We determine the fair value of our reporting units using discounted cash flow and earnings multiples approaches. When our valuation suggests that the fair value of our reporting unit is less than our net equity, we determine the amount of implied goodwill by allocating the fair value of the reporting unit to our assets and liabilities as we would in purchase accounting and adjust our goodwill to its implied value through an impairment entry. If we fail to meet our forecasted future cash flows or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting unit may be adversely affected, resulting in impairment charges.

Allocation of Purchase Price to Acquired Assets

We account for business combinations in accordance with FAS 141, Business Combinations. We apply the purchase price of all acquisitions to the fair value of acquired assets and liabilities, including identifiable intangible assets and liabilities. To determine fair value, we utilize a combination of third-party appraisers, our own recent experience in the market place and discounted cash flow analyses. Our discounted cash flow analyses require us to make estimates and assumptions of the future use of these assets and their impact on our financial position. We apply a discount rate to each different asset or liability based on prevailing interest rates and the underlying credit of the obligor.

Accrued Maintenance Liability

In all of our leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In most such contracts, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we make a contribution to the lessee to help compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract. In other contracts without supplemental maintenance rent obligations, to the extent that the aircraft or engine is redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at re-delivery. In addition, in both types of contracts, we may be obligated to contribute to the cost of specified maintenance events expected to occur during the term of the lease (lessor contributions) which result from utilization of the aircraft or engine prior to the subject lease. In all lease contracts where we agree to make lessor contributions to compensate for qualifying maintenance work during the lease, we record an accrued maintenance liability through a charge to leasing expenses at the commencement of the lease based on our estimate of maintenance events which will occur during the lease.

In the majority of our leases where the lessee is required to make supplemental rent payments, we do not recognize such supplemental rent as revenue during the lease, but we record supplemental rent received from the lessee as accrued maintenance liability. Reimbursements to the lessee upon the receipt of evidence of qualifying maintenance work are charged against the existing accrued maintenance liability. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

Consolidation

We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. Consolidated entities include certain joint ventures such as our AerVenture and Bella joint ventures, our Aircraft Lease Securitisation vehicle, and our AerFunding financing vehicle, but exclude our investments in AerDragon and Annabel. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities’ contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

Deferred Income Taxes

We provide for income taxes according to FAS 109, Accounting for Income Taxes. We have significant tax loss carryforwards in certain of our subsidiaries. We evaluate valuation allowances for tax losses at the individual company level or consolidated tax group level in accordance with the tax law in the specific jurisdiction. We evaluate the potential for recovery of our tax losses by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies. In estimating future taxable profits, we consider all current contracts and assets of the business, as well as a reasonable estimation of future taxable profits achievable by us. If we are not able to achieve the level of projected taxable profits used in our assessment, and no tax planning strategies are available to us, an additional valuation allowance may be required against our tax assets with a corresponding charge to our income statement in the future.

Financial Period Convention

AerCap Holdings C.V. (the predecessor to AerCap Holdings N.V.) was formed on June 27, 2005; however, it did not commence operations until June 30, 2005, when it acquired all of the shares and certain of the liabilities of AerCap B.V. AerCap Holdings C.V.’s initial accounting period is from June 27, 2005 to December 31, 2005 but it generated no material revenue or expense between June 27, 2005 and June 30,

2005, and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled AerCap Holding C.V.’s initial accounting period in table headings in this annual report as the six months ended December 31, 2005. In addition, for presentation purposes in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we have combined the six months ended June 30, 2005 of AerCap B.V., our predecessor, with AerCap Holding C.V.’s initial accounting period into a 12 month period ended December 31, 2005. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and for AerCap Holdings C.V.’s initial accounting period ended December 31, 2005. The combined period information is included as a combined presentation since it is the way our management analyzes our business results. This combined presentation, however, is not in accordance with US GAAP and should be considered as supplemental information only.

Revenues

Our revenues consist primarily of lease revenue from aircraft and engine leases, sales revenue, management fee revenue and interest revenue.

Lease Revenue.

Nearly all of our aircraft and engine lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft or engine utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft or engine at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

•       the contracted lease rate, which is highly dependent on the age, condition and type of the leased equipment;

•       for leases with rates tied to floating interest rates, interest rates during the term of the lease;

•       the number, type, condition and age of flight equipment subject to lease contracts;

•       the lessee’s performance of their lease obligations; and

•       the amount of supplemental maintenance rent including receipt of end-of-lease compensation adjustments we receive in excess of amounts we are required to reimburse to lessees during the lease term and any reductions we make to our accrued maintenance liability based on estimates of our contractual obligations in our current lease contracts.

In addition to aircraft or engine specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described in the bullet points above are influenced by global and regional economic trends, airline market conditions, the supply/demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

We operate our business on a global basis. As of December 31, 2006, we had 131 aircraft on lease (excluding the four aircraft that we intend to disassemble or sell at the end of their leases) to 58 customers in 37 countries, with no lessee accounting for more than 10% of lease revenue for the year ended December 31, 2006. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap B.V.			AerCap Holdings N.V.
	Year ended December 31, 2003	Year ended December 31, 2004	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2006
Asia/Pacific	34%	35%	43%	44%	43%
Europe	33	36	33	33	35
North America/ Caribbean	18	21	18	18	15
Latin America	12	7	6	5	7
Africa/Middle East	3	1	—	—	—
Total	100%	100%	100%	100%	100%

The geographical concentration of our customer base has varied historically, reflecting the opportunities available in particular markets at a given time. The current recent concentration in the Asia/Pacific region reflects high growth in demand for air travel in this developing market.

Sales Revenue.

Our sales revenue is generated from the sale of our aircraft, engines, and inventory. The price we receive for our aircraft, engines and inventory is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply/demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if sales are comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, sales revenue recorded in one fiscal quarter or other reporting period may not be comparable to sales revenue in other periods.

Management Fee Revenue.

We generate management fee revenue through a variety of management services that we provide to non-consolidated aircraft securitization vehicles and joint ventures and third-party owners of aircraft. Our management services include leasing and remarketing services, cash management and treasury services, technical advisory services and accounting and administrative services. We currently generate almost three-quarters of our management fee income from services we provide to two securitization vehicles, Airplanes Group and AerCo. Since Aircraft Lease Securitisation’s results are consolidated in our financial statements, we do not generate any accounting revenue from the services we provide to it.

Interest Revenue.

Our interest revenue is derived primarily from deposit interest on unrestricted and restricted cash balances and interest recognized on financial instruments we hold, such as notes issued by lessees in connection with lease restructurings and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by the amount of free or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

Other Revenue.

Our other revenue includes net gains or losses we generate from the sale of aircraft-related investments, such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings. The amount of other revenue recognized in any period is influenced by the number of saleable financial instruments we hold, the credit profile of the obligor and the demand for such investments in the market at the time. Since there is limited or no market liquidity for some of the securities we receive in connection with lease restructurings, making the securities difficult to value, and because many of the issuers of the securities are in a distressed financial condition, we may experience volatility in our revenues when we sell our aircraft-related investments due to significant changes in their value.

Operating Expenses

Our primary operating expenses consist of depreciation, interest on debt, other operating expenses, selling, general and administrative expenses and share-based compensation expense.

Depreciation.

We depreciate our aircraft on a straight-line basis over the asset’s useful life, which is 25 years from the date of manufacture for substantially all or our aircraft, to an estimated residual value. We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. Our depreciation expense is influenced by the adjusted gross book values of our flight equipment, the depreciable life of the flight equipment and the estimated residual value of the flight equipment. Adjusted gross book value is the original cost of our flight equipment, including purchase expenses, adjusted for subsequent capitalized improvements, impairments, and accounting basis adjustments associated with business combinations.

Cost of Goods Sold.

Our cost of goods sold consists of the net book value of flight equipment, including inventory, sold to third parties at the time of the sale.

Interest on Debt.

Our interest on debt expense arises from a variety of funding structures and related derivative instruments as described in “—Indebtedness”. Interest on debt expense in any period is primarily affected by contracted interest rates, principal amounts of indebtedness, including notional values of derivative instruments and unrealized mark-to-market gains or losses on derivative instruments.

Other Operating Expenses.

Our other operating expenses consist primarily of operating lease-in costs, leasing expenses and provision for doubtful notes and accounts receivable.

Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and these leases expire between 2008 and 2012. As described in Note 16 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. The amount of this liability amortizes monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts’ legal owners under the applicable leases.

Our leasing expenses consist primarily of maintenance expenses on our flight equipment, which we incur when our flight equipment is off-lease, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, end-of-lease payments, expenses to transition flight equipment from an expired lease to a new lease contract and non-capitalizable flight equipment transaction expenses. In addition, we recognize leasing expenses when we contractually agree to contribute our own funds to maintenance events during a lease or increase our accrued maintenance liability based on estimates of our contractual obligations in current lease contracts.

Our provision for doubtful notes and accounts receivable consists primarily of provisions we establish to reduce the carrying value of our notes and accounts receivables to estimated collectible levels.

The primary factors affecting our other operating expenses are:

•       lessee defaults, which may result in additional provisions for doubtful notes and accounts receivable, material expenses to repossess flight equipment and restore it to an airworthy and marketable condition, unanticipated lease transition costs, and an increase to our onerous contract accrual, and

•       the frequency of lease transitions and the associated costs.

Selling, General and Administrative Expenses.

Our principal selling, general and administrative expenses consist of personnel expenses, including salaries benefits, charges for share-based compensation, professional and advisory costs and office and travel expenses as summarized in Note 23 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and minority interests and our taxable income. Our effective tax rate has varied significantly year to year from 2003 to 2006. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. As a result of the temporary differences, we have not incurred any material current net income tax liability since our inception. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and minority interests and taxable income.

We have substantial tax losses in certain jurisdictions which can be carried forward, which we recognize as tax assets. We evaluate the recoverability of tax assets in each jurisdiction in each period based upon our estimates of future taxable income in those jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our provision for income taxes on our consolidated income statement and consequently may affect our effective tax rate in a given year.

Results of Operations

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

	Year ended December 31, 2005	Year ended December 31, 2006
	Aggregate non-GAAP	AerCap Holdings N.V.
	(US dollars in millions)
Revenues
Lease revenue	$348.9	$443.9
Sales revenue	92.1	301.4
Management fee revenue	14.2	14.1
Interest revenue	33.4	34.7
Other revenue	4.5	20.3
Total revenues	493.1	814.4
Expenses
Depreciation	112.4	102.4
Cost of goods sold	68.2	220.3
Interest on debt	114.6	166.2
Operating lease in costs	25.3	25.2
Leasing expenses	21.9	47.4
Provision for doubtful notes and accounts receivable	6.2	(0.2)
Selling, general and administrative expenses	46.4	149.4
Total expenses	395.0	710.7
Income from continuing operations before income taxes and minority interest	98.1	103.7
Provision for income taxes	(14.7)	(16.3)
Minority interest net of taxes	—	0.6
Net income	$83.4	$88.0

Our results of operations for the year ended December 31, 2005 represent an aggregation of the results of operations for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the results of operations for AerCap Holdings N.V. from June 27, 2005 (inception of AerCap Holdings C.V.) to December 31, 2005 following the 2005 Acquisition on June 30, 2005. These results have been aggregated to provide investors with information related to our operating results for the full year of 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our results of operations in 2005 with prior periods. Results of operations for AerCap Holdings N.V. after the 2005 Acquisition include the effects of purchase accounting related to the 2005 Acquisition and, therefore, are not directly comparable to the results of operation for AerCap B.V. in the prior periods. The material impacts on our consolidated income statement of the 2005 Acquisition are reflected in lower depreciation expense due to reduced net book values, which resulted in a $20.9 million decrease in depreciation expense in 2005, and in lower interest on debt expense due to the elimination of certain debt, which resulted in a $19.6 million decrease in interest on debt expense in 2005. Other than the corresponding effect on income from continuing operations before income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement. We have included a reconciliation of our 2005 aggregate period results to our consolidated income statements prepared in accordance with US GAAP in the table below:

	AerCap B.V.	AerCap Holdings N.V.	Aggregate non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Lease revenue	$175.3	$173.6	$348.9
Sales revenues	79.6	12.5	92.1
Management fee revenue	6.5	7.7	14.2
Interest revenue	13.1	20.3	33.4
Other revenue	3.5	1.0	4.5
Total revenue	278.0	215.1	493.1
Depreciation	66.4	46.0	112.4
Cost of goods sold	57.6	10.6	68.2
Interest on debt	69.9	44.7	114.6
Operating lease-in costs	13.9	11.4	25.3
Leasing expenses	9.7	12.2	21.9
Provisions for doubtful notes and accounts receivable	3.2	3.0	6.2
Selling, general and administrative expenses	19.5	26.9	46.4
Total expenses	240.2	154.8	395.0
Income from continuing operations before income taxes	37.8	60.3	98.1
Provisions for income taxes	(4.1)	(10.6)	(14.7)
Net income	$33.7	$49.7	$83.4

The aggregation of the results of operations data for 2005 is not in accordance with US GAAP. Since AerCap Holdings N.V is a different reporting entity for accounting purposes from AerCap B.V., the aggregated information should be considered as supplemental information only. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and the results of AerCap Holdings N.V. for the initial accounting period ended December 31, 2005.

Revenues.   Our total revenues increased by $321.3 million, or 65.2%, to $814.4 million in the year ended December 31, 2006 from $493.1 million in the year ended December 31, 2005. In the year ended December 31, 2006, we generated $689.2 million of revenue in our aircraft segment and $125.2 million of revenue in our engine and parts segment, and, in the year ended December 31, 2005, we generated $374.0 million of revenue in our aircraft segment and no revenue in our engine and parts segment since we had not yet acquired AeroTurbine. The principle categories of our revenue and their variances were:

	Year ended December 31, 2005	Year ended December 31, 2006	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue	$348.9	$443.9	$95.0	27.2%
Sales revenue	92.1	301.4	209.3	227.3%
Management fee revenue	14.2	14.1	(0.1)	(0.7)%
Interest revenue	33.4	34.7	1.3	3.9%
Other revenue	4.5	20.3	15.8	351.1%
Total	$493.1	$814.4	321.3	65.2%

The increase in lease revenue was attributable primarily to:

•       the AeroTurbine Acquisition on April 26, 2006, which resulted in a $29.0 million increase in lease revenue in the year ended December 31, 2006;

•       the acquisition between January 1, 2005 and December 31, 2006 of 47 aircraft for leasing with an aggregate net book value of $1.2 billion at the date of acquisition, partially offset by the sale of 40 aircraft, (primarily older Fokker aircraft) during such period, with an aggregate net book value of $250.2 million at the date of sale, which resulted in a $28.9 million increase in lease revenue;

•       an increase of $20.4 million in maintenance reserves revenue in the year ended December 31, 2006 from $21.2 million in the year ended December 31, 2005 to $41.6 million in the year ended December 31, 2006. The increase is a result of maintenance revenue recognized at the termination of leases on several A321 aircraft in 2006 whereas the revenue in 2005 was primarily the result of lease terminations on Fokker aircraft which have lower levels of related accrued maintenance; and

•       an increase in payments from leases with lease rates tied to floating interest rates in the year ended December 31, 2006 due to increases in market interest rates, which resulted in a $16.4 million increase in lease revenue.

The increase in sales revenue was attributable primarily to:

•       an increase in average sales price to $12.2 million (19 aircraft) in the year ended December 31, 2006 from $4.4 million (21 aircraft) in the year ended December 31, 2005. The increase of the average sales price is mainly a result of the mix of aircraft types sold and increased demand for the sold aircraft. In the year ended December 31, 2006, we sold four A320 aircraft and two Boeing 757 aircraft in addition to 13 Fokker 100 aircraft where in the prior period we sold Fokker 50 and Fokker 100 aircraft and we only sold one A320 aircraft; and

•       the AeroTurbine Acquisition on April 26, 2006. In the period from April 26, 2006 to December 31, 2006, AeroTurbine generated $93.7 million of sales revenue.

Management fee revenue did not materially change in the year ended December 31, 2006 compared to the year ended December 31, 2005.

Interest revenue did not materially change in the year ended December 31, 2006 compared to the year ended December 31, 2005.

The increase in other revenue was due to the increase in revenue from the sale of financial assets in the year ended December 31, 2006 compared to the year ended December 31, 2005. In the year ended December 31, 2006, we sold four unsecured notes receivable for a gain of $15.8 million, received $2.1 million from an investment in liquidation, sold notes secured by aircraft for a gain of $0.7 million and received $1.7 million from an insurance claim on an engine. In the year ended December 31, 2005, we sold our AerCo Series D Note for a gain of $4.6 million which was partially offset by our sale of notes secured by aircraft for a loss of $0.1 million.

Depreciation.   Depreciation decreased by $10.0 million, or 8.9%, to $102.4 million in the year ended December 31, 2006 from $112.4 million in the year ended December 31, 2005 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by the acquisition of 41 new aircraft between December 31, 2005 and December 31, 2006 with a book value at the time of the acquisition of $973.2 million and the increased depreciation resulting from the AeroTurbine Acquisition.

Cost of Goods Sold.   Cost of goods sold increased by $152.1 million, or 223.0%, to $220.3 million in the year ended December 31, 2006 from $68.2 million in the year ended December 31, 2005 due primarily to:

•       an increase in average cost of goods sold for each aircraft. The average cost of goods sold for each aircraft increased to $9.1 million in the year ended December 31, 2006 from $3.2 million in the year ended December 31, 2005. The increase of the average cost of goods sold is a result of the mix of aircraft types sold, which included four A320 aircraft in 2006;

•       the AeroTurbine Acquisition on April 26, 2006, which resulted in a $66.3 million increase in cost of goods sold.

Interest on Debt.   Our interest on debt increased by $51.6 million, or 45.0%, to $166.2 million in the year ended December 31, 2006 from $114.6 million in the year ended December 31, 2005. The increase in interest on debt was principally caused by:

•       a $24.5 million decrease in the recognition of mark-to-market gains on derivatives to $7.9 million in the year ended December 31, 2006 from $32.4 million in the year ended December 31, 2005;

•       the AeroTurbine Acquisition on April 26, 2006, which resulted in a $17.3 million increase in interest on debt; and

•       an increase in the average interest rate on our debt in the year ended December 31, 2006 to 6.4% from 6.2% in the year ended December 31, 2005 due to the increase in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholder with higher interest rate debt with a longer maturity.

Other Operating Expenses.   Our other operating expenses increased by $19.0 million, or 35.6%, to $72.4 million in the year ended December 31, 2006 from $53.4 million in the year ended December 31, 2005. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2005	Year ended December 31, 2006	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease in costs	$25.3	$25.2	$(0.1)	(0.4)%
Leasing expenses	21.9	47.4	25.5	116.4%
Provision for doubtful notes and accounts receivable	6.2	(0.2)	(6.4)	(103.2)%
Total	$53.4	$72.4	$19.0	35.6%

Our leasing expenses increased in the year ended December 31, 2006 primarily because of an increase of $24.9 million in the recognition of accrued maintenance liability for lease transitions primarily on ten aircraft. On the same ten aircraft we recorded $28.0 million of supplemental maintenance rent income, which is recorded as lease revenue, from payments to us by the prior lessees of the aircraft.

Our provision for doubtful notes and accounts receivable was lower in the year ended December 31, 2006 when compared to the year ended December 31, 2005 due to the decrease in lessee defaults in the year ended December 31, 2006 and the impact of some recoveries of provisioned receivables in the year ended December 31, 2006.

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses increased by $102.9 million, or 221.8%, to $149.3 million in the year ended December 31, 2006 from $46.4 million in the year ended December 31, 2005, due primarily to (i) charges for share-based compensation in the amount of $78.6 million in 2006 which did not occur in 2005, (ii) the AeroTurbine Acquisition on April 26, 2006, which resulted in a $21.5 million increase in selling, general and administrative expenses and (iii) start-up costs for our two consolidated joint ventures, AerVenture and Bella, which totaled $3.8 million.

Net Income From Continuing Operations Before Income Taxes and Minority Interests.   For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $5.6 million, or 5.7%, to $103.7 million in the year ended December 31, 2006 from $98.1 million in the year ended December 31, 2005.

Provision for Income Taxes.   Our provision for income taxes increased by $1.6 million or 10.9% to $16.3 million in the year ended December 31, 2006 from $14.7 million in the year ended December 31, 2005. Our effective tax rate for the year ended December 31, 2005 was 15.0% and was 15.7% for the year ended December 31, 2006. The effective tax rate in 2006 was impacted by (i) charges for share-based compensation in the U.S., only a portion of which are tax-deductible, (ii) a reduction in the Netherlands corporate tax rate which resulted in a reduction of our Netherlands deferred tax assets and (iii) the reduction of a valuation allowance against our Swedish tax assets.

Net Income.   For the reasons explained above, our net income increased by $4.6 million, or 5.5%, to $88.0 million in the year ended December 31, 2006 from $83.4 million in the year ended December 31, 2005.

Results of Operations for 2005 Compared to 2004

Our results of operations for the year ended December 31, 2005 represent an aggregation of the results of operations for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the results of operations for AerCap Holdings N.V. from June 27, 2005 (inception of AerCap Holdings C.V.) to December 31, 2005 following the 2005 Acquisition on June 30, 2005. These results have been aggregated to provide investors with information related to our operating results for the full year of 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our results of operations in 2005 with prior periods. Results of operations for AerCap Holdings N.V. after the 2005 Acquisition include the effects of purchase accounting related to the 2005 Acquisition and, therefore, are not directly comparable to the results of operation for AerCap B.V. in the prior periods. The material impacts on our consolidated income statement of the 2005 Acquisition are reflected in lower depreciation expense due to reduced net book values, which resulted in a $20.9 million decrease in depreciation expense in 2005, and in lower interest on debt expense due to the elimination of certain debt, which resulted in a $19.6 million decrease in interest on debt expense in 2005. Other than the corresponding effect on income from continuing operations before income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement. We have included a reconciliation of our 2005 aggregate period results to our consolidated income statements prepared in accordance with US GAAP in the table below:

Results of Operations

	AerCap B.V.	AerCap Holdings N.V.	Aggregate non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Lease revenue	$175.3	$173.6	$348.9
Sales revenues	79.6	12.5	92.1
Management fee revenue	6.5	7.7	14.2
Interest revenue	13.1	20.3	33.4
Other revenue	3.5	1.0	4.5
Total revenue	278.0	215.1	493.1
Depreciation	66.4	46.0	112.4
Cost of goods sold	57.6	10.6	68.2
Interest on debt	69.9	44.7	114.6
Operating lease-in costs	13.9	11.4	25.3
Leasing expenses	9.7	12.2	21.9
Provisions for doubtful notes and accounts receivable	3.2	3.0	6.2
Selling, general and administrative expenses	19.5	26.9	46.4
Total expenses	240.2	154.8	395.0
Income from continuing operations before income taxes	37.8	60.3	98.1
Provisions for income taxes	(4.1)	(10.6)	(14.7)
Net income	$33.7	$49.7	$83.4

The aggregation of the results of operations data for 2005 is not in accordance with US GAAP. Since AerCap Holdings N.V. is a different reporting entity for accounting purposes from AerCap B.V., the aggregated information should be considered as supplemental information only. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of

AerCap B.V. for the six months ended June 30, 2005 and the results of AerCap Holdings N.V. for the initial accounting period ended December 31, 2005.

Revenues.   Our total revenues increased by $102.2 million, or 26.1%, from $390.9 million in 2004 to $493.1 million in 2005. The principal categories of our revenue and their year over year variances were:

	2004	2005	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Lease revenue	$308.5	$348.9	$40.4	13.1%
Sales revenue	32.1	92.1	60.0	186.9%
Management fee revenue	15.0	14.2	(0.8)	(5.3)%
Interest revenue	21.6	33.4	11.8	54.6%
Other revenue	13.7	4.5	(9.2)	(67.2)%
Total	$390.9	$493.1	$102.2	26.1%

The increase in lease revenue was attributable primarily to:

•       the recognition of supplemental maintenance rent from lease terminations and reductions in our estimated accrued maintenance liability, which resulted in a $21.2 million increase in lease revenue;

•       an increase in lease revenue due to the acquisition of 15 aircraft between January 1, 2004 and December 31, 2005 with a cumulative net book value of $656.8 million at the date of acquisition, partially offset by the sale of 30 primarily older Fokker aircraft during such period with a cumulative net book value of $83.5 million at the date of sale, which resulted in a $16.2 million increase in lease revenue;

•       an increase in payments under leases with lease rates tied to floating interest rates due to increases in market interest rates, which resulted in a $13.2 million increase in lease revenue;

partially offset by:

•       the absence of voluntary lease termination penalties collected in 2005, which generated $6.2 million in revenue in 2004;

•       the amortization of the intangible lease premium generated at the time of the 2005 Acquisition, which resulted in a $3.3 million decrease in lease revenue; and

•       a decrease in lease revenue from the expiration of older, longer-term leases and the entry into new leases at lower rates, which decreased lease revenue by $1.1 million.

The increase in sales revenue to $92.1 million in 2005 from $32.1 million in 2004 reflects an increase in the number of aircraft sold in 2005 (21 aircraft) as compared to those sold in 2004 (nine aircraft). The average sales price per aircraft in 2005 was $4.3 million compared to $3.5 million in 2004. The number of aircraft sold in 2005 increased as our management decided to take advantage of favorable market conditions by selling some of our older, less desirable aircraft, including 16 of our Fokker aircraft.

Management fee revenue decreased slightly between 2004 and 2005 primarily because of a reduction in AerCo fees due to lower AerCo cashflows. In 2005, we generated 39.2% of our management fee revenue from Airplanes Group and 34.9% of our management fee revenue from AerCo. In 2004, we generated 39.0% of our management fee revenue from Airplanes Group and 36.0% of our management fee revenue from AerCo.

The increase in interest revenue in 2005 compared with 2004 was due to:

•       an increase in our average cash and cash equivalents and restricted cash balances to $303.9 million in 2005 compared to $295.6 million in 2004, and an increase in the average interest rates to 2.41% in 2005 from 1.09% in 2004 on those balances, which resulted in a $4.1 million increase in interest revenue; and

•       the accretion of purchase price adjustments on our interest-bearing financial assets written down in connection with the 2005 Acquisition, which resulted in a $6.1 million increase in interest revenue.

The decrease in other revenue primarily reflects the net gain on sale of a claim which we sold in 2004, which originated from the bankruptcy of one of our lessees. The gain recognized was $8.2 million. We recognized a gain on the sale of our AerCo Series D notes in 2005 of $4.6 million and a similar amount of other revenue in 2004 from penalty fees received from a lessee in connection with a lease restructuring.

Depreciation.   Depreciation decreased by $13.5 million, or 12.0%, to $112.4 million in 2005 from $125.9 million in 2004 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by an increase in depreciation related to increased aggregate book values of our assets resulting from the acquisition of six new aircraft with a net book value of $250.3 million and the sale of 19 aircraft (18 of which were older aircraft) with an aggregate net book value of $67.4 million during 2005.

Cost of Goods Sold.   The increase in cost of goods sold in 2005 reflected the increase in the number of aircraft sold to 21 with an average carrying value of $3.2 million in 2005 from nine with an average carrying value of $2.1 million in 2004.

Interest on Debt.   Our interest on debt increased by $1.5 million, or 1.3%, to $114.6 million in 2005 from $113.1 million in 2004. Our interest on debt expense was principally affected by:

•       an increase in our average interest rate in 2005 to 5.9% from 5.2% in 2004 due to increases in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholders with higher interest rate debt with a longer maturity;

largely offset by:

•       a $210.2 million decrease in our average outstanding indebtedness balance which was $2,490.9 million in 2005 compared to $2,701.1 million in 2004; and

•       a $12.5 million increase in the recognition of mark-to-market gains on derivatives to $32.4 million in 2005 from $19.9 million in 2004.

Our average outstanding indebtedness declined primarily due to the 2005 Acquisition. This decrease as a result of the 2005 Acquisition was only partially offset by our incurrence of $1.0 billion of indebtedness to pay a portion of the 2005 Acquisition purchase price and $221.0 million of indebtedness which was incurred in connection with the acquisition of new aircraft in 2005.

Impairments.   In 2004, we recorded a $132.4 million impairment for all of our existing goodwill as a result of our annual goodwill impairment test described in “—Factors Affecting the Comparability of our Results—Goodwill Impairment”. We did not record any impairments in 2005.

Other Operating Expenses.   Our other operating expenses decreased by $13.5 million, or 20.2%, to $53.4 million in 2005 from $66.9 million in 2004. The principal categories of our other operating expenses and their year over year variances were as follows:

	2004	2005	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$35.8	$25.3	$(10.5)	(29.3)%
Leasing expenses	30.5	21.9	(8.6)	(28.2)%
Provision for doubtful notes and accounts receivable	0.6	6.2	5.6	933.3%
Total	$66.9	$53.4	$(13.5)	(20.2)%

Our operating lease-in costs decreased due primarily to the repurchase of an aircraft previously leased-in and the termination of our lease obligation to the prior legal owner of the aircraft and an amendment to the lease on one of our other leased-in aircraft which lowered our lease obligations.

Our leasing expenses decreased in 2005 primarily because we incurred lower maintenance expenses due to fewer lessee defaults than in 2004. Leasing expenses in 2004 reflected lease transition costs totaling $7.2 million related to the transition of six A320 aircraft, which we had repossessed in 2003, from two defaulting lessees to new lessees.

Our provision for doubtful notes and accounts receivable was lower in 2004 when compared to 2005 due to the collection in 2004 of $9.5 million of receivables for which we had previously taken a reserve.

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses increased by $10.1 million, or 27.7%, to $46.5 million in 2005 from $36.4 million in 2004, due primarily to increased personnel costs of $5.1 million in 2005 mainly arising from the hiring of new employees, an increase in professional fees of $1.9 million and an increase in foreign exchange losses of $3.9 million in 2005. We recognized an increase in net foreign exchange losses between 2004 and 2005 as a result of losses on our mark-to-market foreign exchange hedges, which are used to partially hedge our euro expense against changes in the euro/US dollar exchange rate.

Income From Continuing Operations Before Income Taxes and Minority Interests.   For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $203.2 million to an income from continuing operations before income taxes and minority interests of $98.1 million in 2005 from a loss on income from continuing operations before income taxes and minority interests of $105.2 million in 2004.

Provision for Income Taxes.   Our provision for income taxes increased by $14.5 million to $14.7 million in 2005 from $0.2 million in 2004 primarily due to our increased income from continuing operations before income taxes and minority interests. The effect of our increase in income from continuing operations before income taxes and minority interests was partially offset by a decrease in our average effective tax rate below the statutory tax rates as a result of the effects of the 2005 Acquisition structure described above and the reduction in non-taxable permanent differences between our US GAAP income from continuing operations before income taxes and minority interests and taxable income. In 2004, we had a net tax charge despite recording a net loss primarily as a result of the goodwill impairment charge of $132.4 million which was not tax deductible in The Netherlands. Our 2005 tax rate was reduced below the average enacted tax rates in the relevant jurisdictions producing income in that year because we were able to deduct interest expenses in The Netherlands on AerCap B.V.’s debts to its parent, AerCap Holdings N.V. while the corresponding interest income for AerCap Holdings N.V. was not subject to taxes in any jurisdiction.

Net Income.   For the reasons explained above, our net income increased by $188.8 million to a net income of $83.4 million in 2005 from a net loss of $105.4 million in 2004.

Liquidity and Capital Resources

We satisfy our liquidity requirements through several sources, including:

•       lines of credit and other secured borrowings;

•       aircraft and engine lease revenues;

•       sales of aircraft, engines and parts;

•       supplemental maintenance rent and security deposits provided by our lessees; and

•       management fee revenue.

Aircraft leasing and trading is a capital intensive business. We believe that our existing cash balance and anticipated future operating cash flows, including proceeds arising from the sale of aircraft, engines and parts, will be sufficient to satisfy the operating requirements of our business through 2007. In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of bank debt and the issuance of debt and equity securities. For additional information on the availability of funding under our revolving credit facilities see “—Indebtedness”.

The acquisition of aircraft and engines drives our growth and fuels our long-term need for liquidity. It is our intention to fund future aircraft and engines acquisitions initially through cash flows from our operations, borrowings under credit facilities and government guaranteed debt issuances, and to repay all or a portion of the borrowings from time to time with the net proceeds from a variety of capital market and bank sources, including securitizations and from aircraft and engine sale proceeds. Therefore, our ability to execute our business strategy, particularly the growth of our business, depends to a significant degree on our ability to secure additional financing. Whether we will be able to obtain financing will depend upon a number of factors, such as our historical and expected performance, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy. However, future deterioration in our performance or our markets could limit our ability to obtain financing and/or increase our cost of capital, which may negatively affect our ability to raise additional funds and grow our business.

Our liquidity also depends on the ability of our subsidiaries to distribute cash to us in the form of interest and principal payments or the return of subordinated investments. Substantially, all of our owned aircraft are held through special purpose subsidiaries, consolidated joint ventures or finance structures which borrow funds to finance or refinance the aircraft. Most of the commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. Our revolving credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc. permits limited distributions to us by the relevant subsidiary borrower during the first two years provided specified principal payments are made. AeroTurbine’s revolving credit facility with a syndicate of banks led by affiliates of Calyon permits distributions to us provided that specified financial ratios are met. The securitization of Aircraft Lease Securitisation allows distributions on the subordinated notes to us after the senior classes of notes are repaid. We believe we are in compliance with the financial covenants in all of our indebtedness. For more information on our indebtedness, see “—Indebtedness”.

From time to time, we enter into intercompany funding arrangements with our subsidiaries and/or provide capital contributions to them to ensure that our subsidiaries have sufficient liquidity to satisfy their contractual and operational requirements.

Cash Flows

	Aggregate Non-GAAP	AerCap Holdings N.V.
	Year ended December 31, 2005	Year ended December 31, 2006
	(US dollars in millions)
Net cash flow provided by operating activities	$216.5	$348.4
Net cash flow used in investing activities	(1,416.7)	(843.3)
Net cash flow provided by financing activities	1,363.5	443.6

Year ended December 31, 2006 compared to year ended December 31, 2005.   Our cash flows for the year ended December 31, 2005 represent the cash flows for AerCap B.V. from January 1, 2005 to June 30, 2005, when it was owned by our prior shareholders, and the cash flows for AerCap Holdings N.V. from June 27, 2005 (inception of AerCap Holdings C.V.) to December 31, 2005, following the 2005 Acquisition on June 30, 2005. For the period from June 27, 2005 to June 30, 2005, we did not generate any cash flows. The cash flows have been aggregated to provide investors with data for year ended December 31, 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our cash flows for the year ended December 31, 2006 to cash flows for prior periods. We have included a reconciliation of the aggregate year ended December 31, 2005 cash flows to the consolidated statements of cash flows prepared in accordance with US GAAP in the table below:

	AerCap B.V.	AerCap Holdings N.V.	Aggregate Non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Net cash flow provided by operating activities	$107.3	$109.2	$216.5
Net cash flow provided by (used in) investing activities	14.5	(1,431.2)	(1,416.7)
Net cash flow (used in) provided by financing activities	(142.0)	1,505.5	1,363.5

The aggregation of cash flow data for the year ended December 31, 2005 is not in accordance with US GAAP, as AerCap Holdings N.V. is a different reporting entity for accounting purposes from AerCap B.V. and the periods presented are not directly comparable because the cash flow information for the six months ended December 31, 2005 includes the effects of the 2005 Acquisition. The AerCap Holdings N.V. cash flow information for the year ended December 31, 2005 reflects the addition, without adjustment, of the cash flows of AerCap B.V. for the six months ended June 30, 2005 and of AerCap Holdings N.V. for the six months ended December 31, 2005. The aggregated cash flow information should be considered as supplemental information only.

Cash Flows From Operating Activities. Our cash flows provided by operating activities increased by $131.9 million, or 60.9%, to $348.4 million in the year ended December 31, 2006 from $216.5 million in the year ended December 31, 2005. This increase is due primarily to (i) a $120.0 million increase in the change in accounts payable and accrued expenses, including maintenance liabilities and lessee deposits, which is due primarily to the increase in accrued maintenance liabilities and lessee deposits from the purchase of 24 used aircraft subject to leases during 2006 and (ii) a $61.0 million increase in net income after giving effect to all non-cash add-backs or deductions to net income on the consolidated statements of cash flows. These increases are partially offset by the use of $24.2 million in the year ended December 31, 2006 for the purchase of inventory, which did not occur in the year ended December 31, 2005 and a $38.6 million increase in the change to accounts and notes receivable, both of which result primarily from the addition of AeroTurbine’s operations.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $573.4 million, or 40.5%, to $843.3 million in the year ended December 31, 2006 from $1,416.7 million in the year ended December 31, 2005. The principal reason for the decrease in cash used in investing activities was the consideration paid in 2005, net of cash acquired, of $1,245.6 million to acquire AerCap B.V., which was partially offset by a $579.4 million, or 412.1% increase in net cash used from buying and selling of flight equipment and additional pre-delivery payments made under our aircraft purchase agreement with Airbus to $720.0 million in the year ended December 31, 2006 from $140.6 million in the year ended December 31, 2005.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $919.9 million, or 67.5%, to $443.6 million in the year ended December 31, 2006 from $1,363.5 million in the year ended December 31, 2005. This decrease in cash flows provided by financing activities was due primarily to (i) a decrease of $873.2 million of borrowings, net of repayments, to $300.4 million in the year ended December 31, 2006 from $1,173.5 million in the year ended December 31, 2006 which is primarily attributable to the $1,000.0 million term loan contracted in connection with the 2005 Acquisition and (ii) a $261.4 million decrease in the amount of additional equity investments. In the year ended December 31,2005 we received additional equity investments of $405.0 million in connection with the 2005 Acquisition whereas in the year ended December 31, 2006 we received net additional equity investments of $143.6 million related to our initial public offering.

Indebtedness

As of December 31, 2006, our outstanding indebtedness totaled $2.6 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at December 31, 2006:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
Export credit facilities—guaranteed financings	17 aircraft	$953,900	$567,900	$386,000	5.49%	2018
Japanese operating lease financings	3 aircraft	100,261	100,261	—	5.64%
Pre-delivery payment facility		118,900	8,130	110,770	7.00%	2010
UBS revolving credit facility	8 aircraft	970,000	234,577	735,423	7.84%	2012
AT revolving credit facility	49 engines	220,000	65,688	154,312	6.87%	2011
GATX portfolio acquisition facility	24 aircraft	228,229	218,399	9,830	6.79%	2013
Commercial bank debt	10 aircraft	353,725	353,725	—	6.41%	2019
Aircraft Lease Securitisation debt	42 aircraft	844,308	844,308	—	6.33%	2016
Capital lease obligations under defeasance structures	4 aircraft	162,151	162,151	—	5.72%	2010
Total		$3,951,474	$2,555,139	$1,396,335

The weighted average interest rate in the table above includes the impact of related derivative instruments which we hold to hedge our exposure to interest rates.

See “—Indebtedness” for more information regarding our indebtedness.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of
December 31, 2006:

Payments Due By Period as of December 31, 2006

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$541,838	$771,980	$636,799	$1,413,974	$3,364,591
Purchase obligations(2)(4)	572,954	2,428,806	1,554,439	—	4,556,199
Operating leases(3)	42,904	69,271	54,207	24,289	190,671
Derivative obligations	(3,386)	(7,740)	(3,162)	(3,281)	(17,569)
Total(4)	$1,154,310	$3,262,317	$2,242,283	$1,434,982	$8,093,892

(1)          Includes estimated interest payments based on one-month LIBOR as of December 31, 2006, which was 5.32%.

(2)          At December 31, 2006 there were nine aircraft remaining to be delivered under our 1999 aircraft purchase agreement with Airbus. We also had 20 new A330-200 widebody aircraft on order from Airbus. In addition, AerVenture had 47 Airbus A320, 23 Airbus A319 aircraft and six engines on order.

(3)          Represents contractual operating lease rentals on aircraft under lease in/lease out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

(4)          Does not include our capital contributions to AerVenture required in connection with the acquisition of aircraft, which amounts are consolidated in “purchase obligations”.

Under the AerDragon joint venture agreement, we have contributed $15.0 million of equity to fund AerDragon’s initial aircraft and engine purchases.

Capital Expenditures

Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under our 1999 aircraft purchase agreement with Airbus. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
	2004	2005	2006
	(US dollars in thousands)
Capital expenditures	$313,213	$198,870	$879,497
Pre-delivery payments	33,366	46,315	93,708

In 2004, our principal capital expenditures were for five A320 aircraft, three A321 aircraft and one MD-11F aircraft which we previously leased-in under an operating lease and pre-delivery payments for nine aircraft. In 2005, our principal capital expenditures were for five A320 aircraft and one A319 aircraft and pre-delivery payments for 12 aircraft. In 2006, our principal capital expenditures were for three A319 and three A320 aircraft delivered under our 1999 forward order agreement and 17 A320s, one A319, three 737-700/800s; six 737-300/400s, four 757s and one 767 purchased in portfolio or single aircraft purchase transactions.

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2006.

	2007	2008	2009	2010
	(US dollars in thousands)
Capital expenditures	$456,158	$413,497	$1,234,867	$1,462,116
Pre-delivery payments	116,796	383,409	397,033	92,323
Total	$572,954	$796,906	$1,631,900	$1,554,439

In 2007, we expect to make capital expenditures related to final delivery payments on nine A320 family aircraft under our 1999 Airbus purchase contract. We expect to make capital expenditures related to the 47 A320 aircraft and 23 A319 aircraft on order by AerVenture between 2007 and 2010. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

We are obligated to make sublease payments under 11 aircraft operating leases of aircraft which mature between 2008 and 2012. We lease these 11 aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these 11 aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 16 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations by year. In March 2007, we purchased four of the 11 aircraft that had been subject to operating leases and terminated the operating leases as described in Note 29 to our consolidated financial statements included herein.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment.

We have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments are immaterial to our financial position. We do not consolidate such companies on our balance sheet because the investments do not meet the requirements for consolidation.

As discussed above, we have entered into two joint ventures, (Annabel and AerDragon) that do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Management’s Use of EBITDA

We define EBITDA as income (loss) from continuing operations before provision for income taxes, interest on debt and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-US GAAP measure is helpful in identifying trends in our performance. In addition, EBITDA is a measure that is required by one of our debt lenders to calculate our compliance with certain covenants. EBITDA provides us with a useful measure of our operating performance because it assists us in comparing our operating performance in different periods without the impact of our capital structure (primarily interest charges on our outstanding debt) and non-cash expenses related to our long-lived asset base (primarily depreciation and amortization). This measure provides an assessment of controllable revenue and expenses and enhances our ability to make decisions with respect to resource allocation and whether we are meeting established financial goals. Accordingly, EBITDA measures our financial performance based on operational factors that management can impact in the short-term, such as our cost structure or expenses, and on a more medium-term basis, our revenues.

Limitations of EBITDA

EBITDA has limitations as an analytical tool and should not be viewed in isolation. EBITDA is a measure of operating performance that is not calculated in accordance with US GAAP. EBITDA should not be considered a substitute for net income, income from continuing operations or cash flows provided by or used in operations, as determined in accordance with US GAAP. Material limitations in making the adjustments to our earnings to calculate EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•       depreciation, though not directly affecting our current cash position, represents the wear and tear and/or reduction in value of our aircraft, which affects the aircraft’s availability for use and may be indicative of future needs for capital expenditures or reduced revenue generation in the future; and

•       the cash portion of income tax (benefit) provision generally represents charges (gains), which may significantly affect our financial results.

We strongly urge you to review the reconciliation of EBITDA to GAAP net income (loss) in the table below, along with our audited consolidated financial statements included in this annual report. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, this measure, as presented in this annual report, may differ from and may not be directly comparable to similarly titled measures used by other companies. The table below shows the reconciliation of net income (loss) to EBITDA for the years ended December 31, 2003, 2004 the six months ended June 30, 2005, the six months ended December 31, 2005 and the year ended December 31, 2006.

	AerCap, B.V.		AerCap Holdings N.V.
	Year ended December 31,		Six months ended June 30,	Six months ended December 31,	Aggregated Year ended December 31,	Year ended December 31,
	2003	2004	2005	2005	2005	2006
	(US dollars in thousands)
Net income (loss)	$36,915	$(105,362)	$33,700	$49,663	$83,363	$87,996
Depreciation	143,303	125,877	66,407	45,918	112,325	102,387
Interest on debt	123,435	113,132	69,857	44,742	114,599	166,219
Provision for income taxes	28,222	168	4,127	10,570	14,697	16,324
EBITDA	$331,875	$133,815	$174,091	$150,893	$324,984	$372,926

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFASB statements No. 133 and 140”. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. We do not anticipate that the adoption of SFAS 155 will have a material effect on our financial statements or our results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS No. 156 amends SFAS No.140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS No. 156 permits companies to choose between using an amortization method or a fair value measurement method for reporting purposes. SFAS No. 156 is effective as of the beginning of a company’s first fiscal year that begins after September 15, 2006. We do not anticipate that SFAS No. 156 will have a material impact on our financial position or our results of operations.

In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying SFASB Interpretation No. 46(R)”. The FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. FIN 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a “reconsideration event” has occurred, in the first reporting period beginning after June 15, 2006. We will evaluate the impact of this FSP at the time any such “reconsideration event” occurs and for any new entities created.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFASB Statement 109”. FIN 48 is applicable to all uncertain positions for taxes accounted for under SFAS 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The new accounting model for uncertain tax positions is effective for annual periods beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will have a material impact on our financial statements, if any.

In September 2006, the FASB issued FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities.” This FSP amends certain provisions in the AICPA Industry Audit guide, “Audits of Airlines” to prohibit the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods and makes this guidance applicable to entities in all industries. The FSP is effective for the first fiscal year beginning after December 15, 2006 and requires retrospective application for all fiscal years presented in the financial statements upon adoption. Early adoption as of the beginning of an entity’s fiscal year is permitted. We are in the process of evaluating the effects, if any, of the FSP on our consolidated financial statements and will conclude on this topic before the filing of our first quarter 2007 results.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for us beginning as of January 1, 2008. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our financial statements.

INDEBTEDNESS

Export Credit Facility Financings

General.   In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.215 billion. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. At December 31, 2006, we had financed 16 aircraft under the April 2003 export credit facility, plus one aircraft under prior export credit facilities. We had $578.1 million of loans outstanding under our April 2003 export credit facility and the previous export credit facilities as of December 31, 2006.

Interest Rate.   Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at December 31, 2006	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$97,532	Three-month LIBOR plus 0.12%
	396,087	Three-month LIBOR plus 0.25%
	47,453	Three-month LIBOR plus 0.30%
	12,604	Six-month LIBOR plus 0.80%
Fixed Rate Tranche:	24,467	Average fixed rate of 6.67%
Purchase accounting fair value adjustments	(10,243)
Total:	$567,900

Maturity Date.   We are obligated to repay principal on the export credit facility over a 12-year term.

Collateral.   The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerCap. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary’s obligations under the financings are guaranteed by AerCap Holdings N.V.

Certain Covenants.   The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2003 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control, which was obtained in connection with the 2005 Acquisition. A change of control occurs under our April 2003 export credit facility if our shares cease to be listed on The New York Stock Exchange unless, at the time our shares cease to be listed on The New York Stock Exchange, at least 66.66% of our ordinary shares are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor’s Ratings Services and Baa3 or more by Moody’s Investors Service, Inc.

Aircraft Lease Securitisation

General.   On September 15, 2005, we completed an aircraft lease portfolio securitization. Under the terms of the transaction, Aircraft Lease Securitisation issued $1.0 billion of indebtedness in four subclasses of notes to investors and certain equity securities to us. The proceeds of the sale of the notes were used by Aircraft Lease Securitisation to acquire 42 aircraft from us and to pay the expenses relating to the securitization. The proceeds were also used to make payments on certain loans made by us to subsidiaries of Aircraft Lease Securitisation and to fund cash reserves that provide a source of liquidity to pay interest on the notes. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of Aircraft Lease Securitisation. We retain the most junior class of notes (E notes) in the securitization as well as a portion ($0.8 million) of the notes immediately senior to the class E notes, and we consolidate Aircraft Lease Securitisation results with our financial results.

MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on two subclasses of notes, the class G-1A and G-2A notes. The class G-1A and G-2A notes are rated Aaa and AAA by Moody’s Investors Service and Standard & Poor’s Ratings Services, respectively. The class C-1 notes are rated Baa2 and BBB+ by Moody’s and Standard & Poor’s, respectively, and the class D-1 notes are rated BB+ by Standard & Poor’s.

Liquidity.   Calyon provided a liquidity facility in the amount of $67.0 million, which may be drawn upon to pay expenses of Aircraft Lease Securitisation and its subsidiaries, senior swap payments and interest on the class G-1A and G-2A notes. Aircraft Lease Securitisation and its subsidiaries also maintain up to $10.0 million of cash reserves to provide a source of liquidity to pay interest on the class C-1 notes (or any subclass of class C notes that Aircraft Lease Securitisation may issue in the future) and up to $5.0 million of cash reserves to provide a source of liquidity to pay interest on the class D-1 notes (or any subclass of class D notes that Aircraft Lease Securitisation may issue in the future).

Interest Rate.   Set forth below are the interest rates for our classes of notes.

	Amount outstanding at December 31, 2006	Interest rate
	(US dollars in thousands)
G1 A notes	$648,534	One month LIBOR plus 0.40%
G 2A notes	86,029	One month LIBOR plus 0.45%
C 1 notes	65,518	One month LIBOR plus 3.75%
D 1 notes	44,227	One month LIBOR plus 6.50%
Total	$844,308

Aircraft Management Services.   We provide lease and aircraft management and re-leasing and remarketing services for Aircraft Lease Securitisation’s aircraft for which we receive a retainer fee of 0.212% per year of the initial appraised value of the aircraft, which was $1.4 billion, a monthly fee equal to 1.0% of the aggregate rent actually paid each month, and a sales based incentive fee of 1.25% of the specified target sales prices for the sale or insured loss of an aircraft. The target sales price for an aircraft is 90% of the appraised value of the aircraft, which is adjusted annually. We also provide insurance services for which we receive an annual fee of $50,000 and administrative services for which we receive a monthly fee of $1,380 for each aircraft, subject to annual adjustments for inflation and a minimum of $0.2 million per year.

We may be terminated as manager and administrative agent by Aircraft Lease Securitisation or MBIA Insurance Corporation if we default on our obligations as manager or administrative agent or become insolvent. In addition, we may be terminated as manager if:

•       at the time of an event of default under the trust indenture for the securitization, at least 12 aircraft are not subject to leases and have been off-lease and reasonably available for re-lease for the previous three months,

•       an event of default arises under the trust indenture as a result of our failure as manager to perform certain covenants in the trust indenture and the failure affects more than 10% of the Aircraft Lease Securitisation aircraft (based on the most recent appraised value of the aircraft at that time), or

•       we, as manager, cease to be actively involved in the aircraft advisory and management business.

We, as manager, may not be removed or resign prior to the expiration of the servicing agreement unless a replacement manager has been appointed.

Payment Terms.   The interest and principal payments on the notes are due on a monthly basis. The scheduled payments of principal have been calculated such that the principal balance of the notes will be equal to a certain scheduled percentage, different for each subclass of notes, of the appraised value of the aircraft, as such appraised value is decreased over time by an assumed amount of depreciation. On the first payment date, the scheduled percentage was 54.1361% for the class G-1A notes, which decreases gradually to 0.0% in August 2016. On the first payment date, the scheduled percentage was 6.9394% for the class G-2A notes and 4.8570% for the class C-1 notes, which in each case decreases a total of approximately one percent until September 2020, and will become 0.0% beginning in October 2020. On the first payment date, the scheduled percentage was 3.1357% for the class D-1 notes, which increases gradually to 3.3890% in September 2007 and will remain that percentage until October 2020, when the scheduled percentage will become 0.0%.

Aircraft Lease Securitisation may voluntarily redeem any subclass of the notes at a price that equals the outstanding principal balance of the applicable notes multiplied by a scheduled percentage. On the closing date of the securitization, the scheduled percentage was 101% for the class G-1A and G-2A notes, 103% for the class C-1 notes and 105% for the class D-1 notes, and each percentage decreases gradually until September 15, 2008. On that date, the redemption price of the notes will equal the outstanding principal balance of the notes. In addition, Aircraft Lease Securitisation must pay any accrued but unpaid interest on the notes and any premium due to MBIA Insurance Corporation upon redemption of the notes. Aircraft Lease Securitisation may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then Aircraft Lease Securitisation may only redeem the notes in whole.

Maturity Date.   The final maturity date of the notes will be September 9, 2030.

Collateral.   The property of Aircraft Lease Securitisation includes the rights under the financial guaranty insurance policy. The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Aircraft Lease Securitisation, as well as by the interests of Aircraft Lease Securitisation’s subsidiaries’ interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the Aircraft Lease Securitisation aircraft will be placed in a collection account and paid out according to a priority of payments.

UBS Revolving Credit Facility

General.   On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. The revolving loans under the UBS revolving credit facility are divided into three classes: class A loans, which have a maximum advance limit of $715.0 million, class B loans, which have a maximum advance limit of $180.0 million, and class C loans, which have a maximum advance limit of $105.0 million. As of December 31, 2006, we had $234.6 million of loans outstanding under the UBS revolving credit facility. Borrowings under the UBS revolving credit facility can be used to finance between 72% and 84% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 85% and 86% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the UBS revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Notwithstanding these restrictions, we believe that the UBS revolving credit facility provides us with significant flexibility to purchase and finance aircraft.

Interest Rate.   Borrowings under the UBS revolving credit facility bear interest (a) in the case of class A loans, based on the eurodollar rate plus the class A applicable margin, (b) in the case of class B loans, based on the eurodollar rate plus the class B applicable margin or (c) in the case of class C loans, based on the eurodollar rate plus the class C applicable margin. The following table sets forth the applicable margin for the three classes of the UBS revolving credit facility during the periods specified:

	Class A	Class B	Class C
Borrowing period(1)	1.75%	4.25%	6.00%
First 180 days following conversion	2.50%	5.00%	6.75%
From 181 days to 360 days following conversion	3.00%	5.50%	7.25%
From 361 days to 450 days following conversion	3.25%	5.75%	7.50%
From 450 days to 541 days following conversion	3.50%	6.00%	7.75%
Thereafter	3.75%	6.25%	8.00%

(1)          The borrowing period is two years after which the loan converts to a term loan.

Additionally, we are subject to (a) a 0.22% fee on any unused portion of the unused class A loan commitment (b) a 0.37% fee on any unused portion of the unused class B loan commitment and (c) a 0.50% fee on any unused portion of the unused class C loan commitment.

Payment Terms.   Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

Prepayment.   Advances under the UBS revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the UBS revolving credit facility are required:

•       upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the UBS revolving credit facility;

•       upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the UBS revolving credit facility from the proceeds of insurance claims; and

•       upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the UBS revolving credit facility.

Maturity Date.   The maturity date of the UBS revolving credit facility is April 26, 2012.

Cash Reserve.   AerFunding is required to maintain up to (a) 6.0% of the borrowing value of the aircraft in reserve for the benefit of the class A and B lenders and (b) 0.40% of the borrowing value of the aircraft in reserve for the benefit of the class C lenders. Amounts held in reserve for the benefit of the class A and B lenders are available to the extent there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the class A and B loans on any payment date. Amounts held in reserve for the benefit of the class C lenders are available to the extent there are insufficient funds to pay principal of and interest on the class C loans on any payment date. The amounts on reserve are funded by the lenders.

Collateral.   Borrowings under the UBS revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding’s interests in the leases of its assets.

Certain Covenants.   The UBS revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

•       sell assets;

•       incur additional indebtedness;

•       create liens on assets, including assets financed with proceeds from the UBS revolving credit facility;

•       make investments, loans, guarantees or advances;

•       declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the UBS revolving credit facility;

•       make certain acquisitions;

•       engage in mergers or consolidations;

•       change the business conducted by the borrowers and their respective subsidiaries;

•       make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the UBS revolving credit facility;

•       own, operate or lease assets financed with proceeds from the UBS revolving credit facility; and

•       enter into a securitization transaction involving assets financed with proceeds from the UBS revolving credit facility unless certain conditions are met.

AeroTurbine Calyon Revolving Loan Facility

General.   On December 13, 2006, AeroTurbine entered into an amended and restated senior credit agreement with Calyon and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the revolving loan facility under the original senior credit agreement increased from $171.0 million to $220.0 million, and AeroTurbine repaid in full the senior secured term loan amounts outstanding under that agreement, as well as the junior secured term loan amounts outstanding under the related junior credit agreement. As of December 31, 2006, AeroTurbine had $65.7 million outstanding under the Calyon revolving loan facility.

Interest Rate.   Under the Calyon revolving loan facility, AeroTurbine can borrow revolving loans based on either LIBOR or ABR (which is a rate per annum equal to the greater of the prime rate in effect on such day and the federals funds effective rate in effect on such day plus ½ of 1%). Interest rates depend on the type of loan borrowed and AeroTurbine’s debt-to-earnings ratio at the time of borrowing. Set forth below are the interest rates for the Calyon revolving loan facility.

	Amount outstanding at December 31, 2006		Interest rate
	(US dollars in thousands)		ABR Loans	LIBOR Loans
Revolving Loan Facility	$65,688	When AeroTurbine’s Consolidated Leverage Ratio is less than 3.5:1	ABR + 0.0%	LIBOR + 1.5%
		When AeroTurbine’s Consolidated Leverage Ratio is equal to or greater than 3.5:1	ABR + 0.5%	LIBOR + 2.0%
Total	$65,688

Prepayment.   Advances under the Calyon revolving loan facility may be prepaid without prepayment penalty. Mandatory prepayments of the Calyon revolving loan facility are required:

•       if the aggregate principal amount of loans under the revolving loan facility exceeds the borrowing base; and

•       upon the receipt of proceeds of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the AeroTurbine or its subsidiaries.

Payment Terms.   Payments of interest under the revolving loan facility are due quarterly (or, if the interest period is less than three months for a LIBOR loan, the last day of the interest period for that loan). Payments of principal on the revolving loan facility are due on the maturity date. All outstanding loans not paid during the term shall be due on the maturity date.

Maturity Date.   The maturity date of the Calyon revolving loan facility is December 13, 2011.

Collateral.   Borrowings under the Calyon revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries.

Certain Covenants.   The Calyon revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to:

•       incur additional indebtedness;

•       create liens on assets, including assets financed with proceeds from the Calyon revolving loan facility;

•       make advances, loans, extensions of credit, guarantees, capital contributions or other investments;

•       declare or pay any dividends or other asset distributions;

•       engage in mergers or consolidations;

•       engage in certain sale-leaseback transactions;

•       change the business conducted by AeroTurbine and its subsidiaries; and

•       make certain capital expenditures.

In addition, the Calyon revolving loan facility requires AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios.

Japanese Operating Lease Financings

General.   We entered into several Japanese operating lease financing structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. At December 31, 2006, we had financed three aircraft under Japanese operating lease financings. The aggregate principal amount of the loans outstanding under Japanese operating leases financings was $100.3 million as of December 31, 2006.

Interest Rate.   Set forth below are the interest rates for our senior loans and subordinated debt.

	Amount outstanding at December 31, 2006	Average interest rates
	(US dollars in thousands)
Senior debt	$70,409	Three month LIBOR plus 0.95%
Subordinated debt	29,851	Fixed rates 4.03%
Total	$100,260

Collateral.   Our Japanese operating leases financings require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. The obligations outstanding under our Japanese operating leases financings are secured by a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary’s obligations under the financings are guaranteed by AerCap Holdings N.V.

Certain Covenants.   Our Japanese operating leases financings contain affirmative covenants customary for secured financings.

AerVenture Pre-delivery Payment Facility

General.   In November 2005, AerVenture signed a letter of intent to purchase up to 70 Airbus A320 family aircraft. A purchase agreement for the aircraft was signed in January 2006. The aircraft are scheduled to be delivered between November 2007 and August 2010. Under the purchase agreement, AerVenture agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first 30 aircraft before the end of 2009, AerVenture and Calyon entered into a facility on November 3, 2006 in which Calyon has arranged a credit facility, the AerVenture facility, to finance a portion of the pre-delivery payments to Airbus in an amount up to $118.9 million. Prior to drawing on the AerVenture facility, AerVenture will pay, on average, 54% of the pre-delivery payment amount owed for each aircraft to be delivered in 2007, 60% of such amounts for each aircraft to be delivered in 2008 and 42% of such amount for each aircraft to be delivered in 2009. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. We agreed with Calyon that we will invest at least an additional $25 million in AerVenture, subject to limited exceptions. The aggregate principal amount of the loans outstanding under the AerVenture pre-delivery payment facility was $8.1 million as of December 31, 2006.

Interest Rate.   Borrowings under the AerVenture facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 1.65%, payable monthly in arrears after the initial drawing on the AerVenture facility.

Prepayment.   Borrowings under the AerVenture facility may be prepaid without penalty, except for break funding costs if payment is made on a day other than an interest payment date. AerVenture will be required to repay the pre delivery payment financing relating to an aircraft on the date the aircraft is delivered to AerVenture.

Maturity Date.   The maturity date of the AerVenture facility will be November 3, 2009, however, in the event of delayed delivery of the aircraft, the maturity date may be extended up to the earlier of (i) the delayed delivery date of the aircraft and (ii) January 31, 2010, for the repayment of the indebtedness financing the pre-delivery payments of the delayed aircraft.

Collateral.   Borrowings under the AerVenture facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 30 aircraft covered by the facility, including the right to take delivery of the aircraft where Calyon has provided the pre delivery payments and the aircraft remains undelivered.

Certain Covenants.   The AerVenture facility contains customary affirmative and financial covenants for secured financings. We have agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture facility is fully repaid. AerVenture is required to maintain a minimum net worth and a debt to equity ratio below a specified threshold.

Bella Term Loans

General.   On each of April 21, 2006 and May 10, 2006, our 50% owned consolidated joint venture, Bella Aircraft Leasing 1 Limited, entered into a loan agreement with DVB Bank AG, London Branch to provide for two term loans of up to $31.2 million and $28.0 million, each to finance the purchase of an aircraft. The maturity dates of the loans are February 27, 2009 and May 11, 2011, respectively. Borrowings under the loans are secured by security interests in and pledges of all shares in the borrower, the accounts to which lease payments are made, the aircraft, and certain of the borrower’s rights under the lease and the loan documents. As of December 31, 2006, the amount outstanding under each loan was $29.2 million and $26.5 million, respectively.

Interest Rate.   Borrowings under the April 21, 2006 loan agreement bear interest at a fixed rate of 7.32%. Borrowings under the May 10, 2006 loan agreement bear interest at a fixed rate of 7.70%.

Certain Covenants.   The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

GATX Aircraft Calyon Facility

General.   On October 12, 2006, a wholly owned subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248.0 million with Calyon and certain other financial institutions in order to finance the purchase of up to 25 aircraft from GATX. Borrowings under the senior facility can be used to finance the lesser of 70% of the purchase price of each aircraft and a scheduled percentage of the loan amount allocated to such aircraft. Concurrently with this facility, we will provide junior and subordinated debt to finance the balance of the purchase price. This subsidiary will enter into (a) a junior loan facility with us in an aggregate amount of up to $30.5 million to finance a portion of the purchase price of each aircraft not financed under the senior facility and (b) a subordinated note purchase agreement to finance the portion of the purchase price of each such aircraft not financed under the senior facility or the junior facility. Initially, we or one of our wholly owned subsidiaries will provide the junior loan facility and the subordinated note financing. As of December 31, 2006, the amount outstanding under the senior facility was $218.4 million.

Interest Rate.   Borrowings under the senior facility bear interest at a rate of one month LIBOR plus 1.75% per annum for the first five years of the term, and at a rate of one month LIBOR plus 2.25% per annum for the remainder of the term.

Prepayment.   After full repayment of amounts outstanding under the liquidity facility described below, prepayment of borrowings under the senior facility is permitted with notice, subject to a prepayment fee during the initial two years of the senior facility. Mandatory prepayments of borrowings related to a particular aircraft are required:

•       upon the sale or other disposal of a financed aircraft;

•       upon the total loss of a financed aircraft; and

•       if any document granting a security interest to the senior and junior lenders and other secured parties ceases to be in full force and effect.

Payment Terms.   Payments of principal and interest under the loan are due on a monthly basis, and all outstanding principal not paid during the term is due on the final maturity date.

Maturity Date.   The final maturity date of the loans is October 12, 2013.

Put to AerCap.   If the junior and senior loans attributable to any financed aircraft are not paid by the earlier of (a) the 21st anniversary of the date of manufacture of such aircraft and (b) the final maturity date of the loans, then the collateral agent for the lenders may cause such aircraft to be sold to our wholly owned subsidiary, AerCap B.V., for a purchase price equal to the outstanding principal amount of the junior and senior loans attributable to such aircraft together with breakage costs plus a pro rata portion of any amounts outstanding under the liquidity facility and taxes and expenses.

Liquidity Facility.   Calyon will provide a liquidity facility in the amount of $27.0 million through December 2006 (or February 2007 subject to certain conditions); thereafter the liquidity facility will be available in an amount equal to the greater of (i) $10.0 million and (ii) $27.0 million multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount under the senior and junior facilities and the denominator of which is the aggregate amounts committed under the senior and junior facilities. The liquidity facility may be drawn upon to finance any shortfall in certain amounts owed on any repayment date, including, minimum principal payments, payments of interest due under the senior or junior facility and certain expenses.

Aircraft Management Services.   We will provide aircraft management services in respect of the financed aircraft, for which we will receive a fee.

Collateral.   Borrowings under the senior facility are secured by mortgages on the aircraft and security interest in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests.

Certain Covenants.   The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

Other Commercial Bank Financings

We have entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are LIBOR based with spreads ranging from 0.95% to 1.80%. The financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. The aggregate principal amount of the loans outstanding under the commercial bank financings was $298 million as of December 31, 2006.

All of our financings contain affirmative covenants customary for secured financings. Four of the commercial bank financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

Item 6.                        Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position
Directors
Pieter Korteweg	65	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	59	Non-Executive Director
James N. Chapman	44	Non-Executive Director
Klaus W. Heinemann	55	Executive Director, Chief Executive Officer
W. Brett Ingersoll	43	Non-Executive Director
Marius J.L. Jonkhart	57	Non-Executive Director
Gerald P. Strong	62	Non-Executive Director
David J. Teitelbaum	35	Non-Executive Director
Robert G. Warden	34	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	39	Chief Legal Officer
Patrick P. den Elzen	41	Head of Trading
Soeren E. Ferré	39	Head of Europe, Middle East, Africa & Asia/Pacific Regions
Nicolas Finazzo	40	AeroTurbine Chief Executive Officer
Keith A. Helming	48	Chief Financial Officer
Aengus Kelly	33	Group Treasurer
Heinrich H. Loechteken	45	Chief Investment Officer
Anil Mehta	57	Executive Vice President of Americas
Robert B. Nichols	50	AeroTurbine Chief Operating Officer
Cole T. Reese	42	Chief Tax & Accounting Officer
Reynoud K. Simonis	43	Chief Technical Officer

Directors

Pieter Korteweg.   Mr. Korteweg has been a director of our company since September 20, 2005. He serves in various positions in numerous organizations including as Chairman of the Supervisory Board of a number of Cerberus companies in the Netherlands, including Aozora Bank Ltd., consultant to and Vice Chairman of Cerberus Global Investment Advisors, LLC and member of the Supervisory Boards of DaimlerChrysler Netherlands B.V. and Hypo Real Estate Holding AG. He also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served as Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank from 2002 to 2004. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

Ronald J. Bolger.   Mr. Bolger has been a director of our company since October 11, 2005. Mr. Bolger currently serves as a member of the board of directors of a number of companies including Ely Capital Ltd., Irish Food Processors, C & D Foods Ltd., Galway Clinic Doughiska Ltd. and Global Shares Plc. He is a former Managing Partner of KPMG Ireland and has wide experience in the financial services industry. He served on the Irish Prime Minister’s Committee for Dublin’s International Financial Services Centre from 1987 to 2002. Mr. Bolger was appointed Honorary Consul General of Singapore in

Ireland in 2000. Mr. Bolger is a Chartered Accountant and holds a BA in Economics from University College Dublin.

James N. Chapman.   Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of JetWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to JetWorks, Mr. Chapman joined Regiment Capital Advisors, LLC in January 2003, a high-yield hedge fund based in Boston. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the board of directors of Coinmach Service Corp., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

Klaus W. Heinemann.   Mr. Heinemann has been the Chief Executive Officer of our company since April 2003 and has over 25 years of experience in the aviation financing industry. Mr. Heinemann has been a director of our company since 2002. Mr. Heinemann joined our company in October 2002 from DVB Bank, where he was a Member of the Executive Board. In 1988 he joined the Long-Term Credit Bank of Japan in London as Deputy General Manager and Head of the Aviation Group. He was later appointed as Joint General Manager of the Head Office at the Long-Term Credit Bank of Japan, where he was responsible for the Transportation Finance division before this division was sold to DVB Bank in 1998. Mr. Heinemann started his career with Bank of America in 1976, where he helped to build up its Aviation Finance department in Europe. Mr. Heinemann holds the degree of Diplom-Kaufmann (Bachelor of Commerce) from the University of Hamburg.

W. Brett Ingersoll.   Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., a senior member of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee of ACE Aviation Holdings Inc. In addition, Mr. Ingersoll is a director of various public and private companies, including Coram Health Care, IAP Worldwide Services, Inc., Aeroplan (AER TO), Pitney Bowes, Talecris Bio Therapeutics, Inc. and Endura Care, LLC. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

Marius J.L. Jonkhart.   Mr. Jonkhart has been a director of our company since October 11, 2005. Mr. Jonkhart is currently the Chief Executive Officer of NOB Holding N.V. He is currently also a member of the Supervisory Boards of Connexxion Holding N.V., Corus Netherland N.V. and Staatsbosbeheer, Chairman of the Supervisory Board of Ruimte voor Ruimte Beheer B.V. and a non-executive director of Aozora Bank. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC. Mr Jonkhart was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and also served as the director of monetary affairs of the Dutch Ministry of finance. He was also a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master’s degree in Business Administration, a Master’s degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

Gerald P. Strong.   Mr. Strong has been a director of our company since July 26, 2006. He currently is a Managing Director of Cerberus Capital Partners’ operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited. He is also a member of the Governing Council of the Ashridge Business School, a Director of NewPage Corporation and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

David J. Teitelbaum.   Mr. Teitelbaum has been a director of our company since September 20, 2005. Mr. Teitelbaum is a Managing Director of Cerberus Capital Management, LLC and has worked for Cerberus and/or its affiliates since 1997. Prior to joining Cerberus, Mr. Teitelbaum worked in the investment banking department of Donaldson, Lufkin & Jenrette. Mr Teitelbaum holds a BS in Business Administration from the University of California, Berkeley.

Robert G. Warden.   Mr. Warden has been a director of our company since September 20, 2005. He is also currently a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is also currently a director of Aeroplan and Bluelinx Corporation. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

Executive Officers

Wouter M. (Erwin) den Dikken.   Mr. den Dikken was appointed as our Chief Legal Officer in 2005 and has served as the Head of the Group Legal Services department since 2004. He joined our legal department in 1998. Prior to joining us, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

Patrick P. den Elzen.   Mr. den Elzen was appointed as the Head of Trading in 2005 and he served as the Vice President of Financial Engineering of our company prior to this appointment. Prior to joining us in October 2003, Mr. den Elzen worked as the Senior Vice President of Corporate Development with IEM Airfinance for two years, and before that, he worked in various capacities with ING Bank and ING Lease for eight years. Mr. den Elzen holds a Master’s degree from the University of Amsterdam in Business Administration and International Financial Markets.

Soeren E. Ferré.   Mr. Ferré has been the Head of Europe, Middle East, Africa & Asia/Pacific Region of our company since June 2006. He joined our company in September 2003 as Vice President of Marketing for the Asia/Pacific region. In July 2004, he was appointed as the Head of Sales and Marketing for the Asia/Pacific region. He started his career at Airbus in 1990 and was based in Toulouse, France. In 1995, he moved to China and became the head of the marketing team covering China, Hong Kong and Macau for Airbus prior to becoming a Sales Director in 1999 in charge of the major Chinese airlines. In 2001, Mr. Ferré moved to Sydney to become the Director of Sales for the Pacific region for Airbus where he was in charge of the major airlines in that region. Mr. Ferré holds a Bachelor’s degree in Engineering from the ENAC—Ecole National de l’Aviation Civile.

Nicolas Finazzo.   Mr. Finazzo is the Chief Executive Officer of AeroTurbine, which he co-founded in 1997. He has been active in the aviation industry for over 25 years. In 1982 he founded Air Florida commuter carrier Southern Express Airways. In 1987 Mr. Finazzo joined Miami-based Greenwich Air Services as Vice President—Contracts. In 1992 he became Vice President & General Counsel to

Miami-based International Air Leases, and in 1997, he accepted a similar position at Miami-based AeroThrust Corp. Mr. Finazzo earned a JD from the University of Miami School of Law and a BS in Political Science from the University of Michigan. He is a member of the Florida Bar and also holds an Airframe & Powerplant license issued by the Federal Aviation Administration.

Keith A. Helming.   Mr. Helming assumed the position of Chief Financial Officer of AerCap effective August 21, 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving recently for five years as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services (GECAS). He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

Aengus Kelly.   Mr. Kelly has been the Group Treasurer of our company since 2005. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting and Finance from University College Dublin.

Heinrich H. Loechteken.   Mr. Loechteken has been the Chief Investment Officer of our company since August 2006. Prior to serving as our Chief Investment Officer, Mr. Loechteken served as our Chief Financial Officer between September 2002 and August 2006. Prior to his employment with us, Mr. Loechteken served as the Chief Financial Officer of DaimlerChrysler Capital Services in Norwalk, Connecticut, where he was responsible for the financial operations of the non-automotive finance activities of DaimlerChrysler in North America, Europe and Asia. He also served as the Chief Credit Officer for DaimlerChrysler Services in Berlin, Germany prior to his appointment as Chief Financial Officer. Before joining DaimlerChrysler in 1996, he worked for six years in various positions in corporate finance, credit analysis and credit risk management at Deutsche Bank. Mr. Loechteken holds the degree of Diplom-Kaufmann from the University of Muenster where he majored in Finance and Bank Controlling.

Anil Mehta.   Mr. Mehta has been the Executive Vice President of Americas for our company since June 2006. Prior to serving in this capacity, he was the Head of Europe, Middle East, Africa & Indian Subcontinent Region since 2004. Mr. Mehta joined our company in 1997 in the Marketing and Sales Department and was promoted to become the Executive Vice President of Marketing and a Member of the Group Executive Committee in 2003. Mr. Mehta has over 30 years of experience in the aviation industry. Mr. Mehta has served in various capacities at Fokker Aircraft based in Amsterdam, holding various positions in Flight Test, Performance Engineering, Marketing and Sales. In 1989 he moved to the United States to serve as Regional Sales Director. Anil Mehta has a Bachelor’s Degree in Engineering from Birla Institute of Technology & Science in Pilani, India.

Robert B. Nichols.   Mr. Nichols is the Chief Operating Officer for AeroTurbine and co-founded AeroTurbine in 1997. He has been active in the aviation industry for over 20 years. He joined Aviall in 1982 and assumed various roles in the administration of JT8D & CFM56-3 power plant maintenance. Mr. Nichols joined Braniff Airways in 1988 as Manager of Powerplant & Warranty Administration and participated in the oversight of outsourced powerplant maintenance covering JT8D, V2500 and Tay-650 engines. When Braniff ceased operations, Mr. Nichols joined Greenwich Air Services in 1989 as Director of Engine Maintenance Sales. In 1990 he joined AeroThrust Corp. where he became Vice President of Engine Sales & Leasing. Mr. Nichols is a graduate of the University of Texas where he earned a BS in Business Administration.

Cole T. Reese.   Mr. Reese has been the Chief Tax and Accounting Officer of our company since September 2002. Prior to joining AerCap, Mr. Reese worked for nine years for MCC Financial Corporation, a turboprop operating lessor in Washington D.C., where he ultimately became Chief Financial Officer. Mr. Reese also worked for three years with Ernst & Young. He is a U.S. certified public accountant and holds a Master’s degree in Accountancy and a BS in Accounting from Brigham Young University.

Reynoud K. Simonis.   Mr. Simonis has been the Chief Technical Officer of our company since 2005. Mr. Simonis joined our company in 1998 as Technical Manager and was eventually promoted to become Senior Vice President of the Technical department. Mr. Simonis started his career in 1989 at the Schreiner Aviation Group where he held various positions in technical management, quality management and material management, and was based in The Netherlands as well as Lagos, Nigeria. In 1996, he joined Transavia Airlines as Quality Manager. Mr. Simonis holds a Master’s degree in Aerospace Engineering from the Delft University of Technology.

Compensation of Non-Employee Directors

We currently pay each non-executive director who is not affiliated with Cerberus an annual fee of €75,000 and pay each of these directors an additional €2,000 per meeting. We pay our Chairman of our Board of Directors €150,000 per year. In addition, we pay the chairs of the Audit Committee and Nomination and Compensation Committee an annual fee of € 18,000 and each committee member will receive an annual fee of €6,000 and a fee of €2,000 per committee meeting. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive Officer Compensation

In 2006, we paid an aggregate of approximately €9.1 million in cash and benefits as compensation to our 14 executive officers during the year. In 2006, we paid our executive officers three types of bonuses: annual target bonuses, major transaction bonuses and loyalty bonuses. The amount of the annual target bonus is based on the achievement of personal targets, as set out in a personal target agreement. Major transaction bonuses are paid to members of our management team for the completion of major transactions, such as significant debt and equity financings and merger and acquisition activities. The loyalty bonuses are paid to retain executive officers and to retain key members of our staff. All bonuses are determined by our Chief Executive Officer with approval from the Nomination and Compensation Committee, and the Nomination and Compensation Committee determines the amount of any bonuses paid to our Chief Executive Officer.

Equity Incentive Plan

Bermuda Parents Equity Incentive Plan

The Bermuda Parents, our indirect shareholders, have implemented an equity incentive plan that is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals. The plan provides for the grant of nonqualified stock options, incentive stock options for shares of common stock and restricted shares of common stock of the Bermuda Parents to participants of the plan selected by the boards of directors of the Bermuda Parents or a committee of each of their respective boards of directors or the administrator of the plan. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 25% of the outstanding common shares of the Bermuda Parents. As of December 2006, common shares or options to purchase common shares of the Bermuda Parents, representing indirectly 12.5% of our ordinary shares on a fully diluted basis, were issued and are outstanding under the plan.

All shares and options granted under the Bermuda Parents equity incentive plan vested after completion of our initial public offering in November 2006 or as of December 31, 2006, except for options outstanding to three members of management representing indirectly 0.7% of our ordinary shares. Even after vesting, pursuant to a shareholders agreement, all vested common shares and options to purchase common shares of the Bermuda Parents issued under the plan (other than common shares held by the former AeroTurbine owners and our directors) are subject to repurchase by the Bermuda Parents in the event the manager leaves his position without good cause or is terminated by us with cause, at a price equal to the lower of the cost or fair value until the termination of the two-year lock-up period described below. All common shares and options to purchase common shares are also subject to repurchase at fair value if the manager leaves for any other reason. The common shares of the Bermuda Parents are also subject to Cerberus’s drag-along rights and the plan participant’s tag-along rights in the event of certain transactions involving sales of the common shares of the Bermuda Parents.

In connection with our initial public offering, the members of our senior management and directors who have received shares or options to purchase shares of the Bermuda Parents under the Bermuda Parents equity incentive plan agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares directly held by them or indirectly held through the Bermuda Parents. Subject to limited exceptions, the lock-up is for a period of two years from the date our initial public offering was consummated. In addition, the members of our senior management and directors holding common shares of the Bermuda Parents also have received the right, beginning on the second anniversary of the consummation of this offering and ending on the fifth anniversary, to exchange Bermuda Parents common shares for our ordinary shares held by the selling shareholders in amounts representing their indirect interest in us held through the Bermuda Parents. To assist our management and directors in the resale of our ordinary shares to be held by them upon such exchange, we have agreed to file a registration statement and use commercially reasonable efforts to keep the registration statement continuously effective until all applicable ordinary shares have been sold or can be sold without registration under Rule 144(k) under the Securities Act.

The indirect ownership in our ordinary shares represented by the grants of shares and options discussed above are reflected in the table under “—Share Ownership”.

New Equity Incentive Plan

On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares. No shares have been issued and none are outstanding under the plan.

The terms and conditions of awards, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, i.e., employees owning more than 10% of our ordinary shares, for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

Board Practices

General

Our Board of Directors currently consists of nine directors, eight of whom are non executive directors and are independent under the independence definition in The Netherlands Corporate Governance Code. As a foreign private issuer, as defined by the Securities Exchange Act of 1934, as amended, we are not required to have a majority independent board of directors under applicable New York Stock Exchange rules.

We apply the Netherlands Corporate Governance Code independence criteria. According to these criteria, to be considered “independent”, a director (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any Dutch public company affiliated with us, (ii) in the year prior to his or her appointment, have had an important business relationship with us or any Netherlands public company affiliated with us, (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, and (vi) in the year prior to his or her appointment, has temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

The directors are appointed at the general meeting of the shareholders. Our directors may be elected by the vote of a majority of votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the election. Without a Board of Directors proposal, directors may also be elected by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

Shareholders may remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the removal. Our shareholders may also remove or suspend a director, without there being a proposal by the Board of Directors, by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

Under our Articles of Association, the rules for the Board of Directors and the board committees and Netherlands corporate law, the members of the Board of Directors are collectively responsible for the management, general and financial affairs and policy and strategy of our company.

The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our Articles of Association and our internal rules for the Board of Directors. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the non-executive directors are guided by the interests of the company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.

The Chairman of the Board is obligated to insure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties, (ii) each director has sufficient time for consultation and decision making, and (iii) the Board of Directors and the board committees are properly constituted and functioning.

Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer, the Chairman or Vice Chairman is present at the meeting. All resolutions must be passed by an absolute majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors or in his or her absence, the Vice Chairman.

Subject to Netherlands law, resolutions may be passed in writing by a majority of the directors in office. Pursuant to the internal rules for our Board of Directors, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by a majority of our Board of Directors, excluding such interested director or directors.

Committees of the Board of Directors

The Board of Directors has established a Group Executive Committee, a Group Portfolio and Investment Committee, a Group Treasury and Accounting Committee, an Audit Committee and a Nomination and Compensation Committee.

Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of ten current members of our senior management. The current members of our Group Executive Committee are Klaus Heinemann, Heinrich Loechteken, Keith Helming, Aengus Kelly, Patrick den Elzen, Erwin den Dikken, Reynoud Simonis, Cole Reese, Soeren Ferré and Anil Mehta.

Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million. It is chaired by our Chief Investment Officer and is comprised of members of the Group Executive Committee and non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Soeren Ferré, Heinrich Loechteken, Klaus Heinemann, Robert Warden, Oliver Brown, Patrick den Elzen, and Reynoud Simonis.

Our Group Treasury and Accounting Committee has authority and is responsible for committing debt funding in excess of $100 million but not exceeding $500 million per transaction. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Keith Helming, Cole Reese, David Teitelbaum, Klaus Heinemann, Aengus Kelly, Heinrich Loechteken and Robert Warden.

Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three non-executive directors who are “independent” as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Marius Jonkhart, James Chapman and Ronald Bolger.

Our Nomination and Compensation Committee selects, recruits and determines the remuneration, bonuses and other terms of employment of candidates for the positions of the Chief Executive Officer, non-executive director and Chairman of the Board of Directors, approves the remuneration, bonuses and other terms of employment and recommends candidates for positions in the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee, the Group Executive Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is comprised of two non-executive directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Brett Ingersoll, Marius Jonkhart and Pieter Korteweg.

Nomination and Compensation Committee Interlocks and Insider Participation

None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employees

The table below provides the number of our employees at each of our geographical locations as of the dates indicated.

Location	December 31, 2004	December 31, 2005	December 31, 2006
Amsterdam, The Netherlands	80	71	71
Shannon, Ireland	23	27	37
Fort Lauderdale, FL	10	11	13
Miami, FL(1)	99	124	163
Goodyear, AZ(2)	—	—	67
Total	212	233	351

(1)          Employees located in Miami, Florida are employees of AeroTurbine which we acquired in April 2006.

(2)          On August 4, 2006 we leased an aircraft MRO facility located in Goodyear, Arizona and hired 74 of the employees working at the facility.

None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we are required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. Recently an employee solicited other employees’ interest in setting up a works council. A works council is a council composed of employees with the task of promoting our interests and the interests of our employees.

Share ownership.

The following table sets forth beneficial ownership of our shares which are held by members of our senior management team and our non-executive directors:

	Ordinary shares beneficially owned(1)	Ordinary shares underlying vested, but unexercised options—no strike price(2)	Ordinary shares underlying vested, but unexercised options(2)(3)	Ordinary shares underlying unvested options(2)(3)	Fully Diluted Ownership Percentage
Directors:
Ronald J. Bolger	—	—	42,098	—	*
James N. Chapman	—	—	84,196	—	*
Pieter Korteweg	—	—	84,196	—	*
W. Brett Ingersoll(4)	—	—	—	—	—
Klaus W. Heinemann(5)	381,082	1,405,690	—	—	2.1%
Marius J. L. Jonkhart	—		42,098	—	*
Gerald P. Strong(4)	—	—	—	—	—
David J. Teitelbaum(4)	—	—	—	—	—
Robert G. Warden(4)	—	—	—	—	—
Executive Officers:
Wouter M. (Erwin) den Dikken	243,292	—	32,439	48,658	*
Patrick den Elzen	220,127	—	—	—	*
Soeren E. Ferré	254,044	—	—	—	*
Nicolas Finazzo	1,879,264	—	—	—	2.2%
Keith A. Helming	—	—	294,685	442,027	*
Aengus Kelly	417,608	—	64,878	97,317	*
Heinrich H. Loechteken	1,823,154	—	—	—	2.1%
Anil Mehta	120,035	—	—	—	*
Robert B. Nichols	1,879,264	—	—	—	2.2%
Cole T. Reese	317,586	—	—	—	*
Reynoud K. Simonis	37,221	129,756	—	—	*
All our directors and executive officers as a group (21 persons)(8)	7,572,677	1,535,446	644,590	588,002	12.2%

*                    Less than 1.0%.

(1)          All shareholdings reflected in the table above reflect indirect beneficial ownership of AerCap Holdings N.V. held through ownership of common shares or options to acquire common shares of indirect Bermuda holding companies, or the Bermuda Parents on a fully-diluted basis, assuming the vesting and exercise of all outstanding share options.

(2)          All options outstanding expire on June 30, 2015.

(3)          The exercise price of the options is equivalent to $7.00 per ordinary share.

(4)          Mssrs. Ingersoll and Warden are each a Managing Director of Cerberus Capital Management, L.P. and Mssrs. Strong and Teitelbaum are Managing Directors of affiliates of Cerberus Capital Management, L.P.

(5)          Mr. Heinemann is both a member of our Board of Directors and our Chief Executive Officer.

All of our ordinary shares have the same voting rights.

The address for all our officers and directors is c/o AerCap Holdings N.V., Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands.

Item 7.                        Major Shareholders and Related Party Transactions

The table below indicates the beneficial holders of 5% or more of our common outstanding shares as of March 21, 2007 to the best of our knowledge:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Stephen Feinberg(1)(2)	48,325,916	56.8%

(1)          Cerberus beneficially owns 56.8% of our ordinary shares on a fully-diluted basis assuming the vesting and exercise of all outstanding Bermuda holding company options. All of these shares have the same rights as our other ordinary shares. Stephen Feinberg exercises sole voting and investment authority over all of our ordinary shares owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 57.5% of our ordinary shares. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

(2)          Prior to our initial public offering which closed on November 27, 2006, Cerberus beneficially owned 82% of our ordinary shares on a fully-diluted basis assuming the vesting and exercise of all outstanding Bermuda holding company options.

As of December 31, 2006, none of our ordinary shares were held by record holders in the Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2004.

Related Party Transactions with Current Affiliates

AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $8.5 million, $1.7 million, $0.8 million and $1.7 million for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5.4 million, $2.4 million, $2.4 million and $5.2 million for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively.

We have made payments to Cerberus and third parties on behalf of Cerberus totaling approximately $1.2 million since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our AeroTurbine Acquisition. In addition, this amount also includes approximately $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus’s evaluation of the 2005 Acquisition. We are currently establishing agreements directly with the consultants who we expect to retain for similar services instead of working with them through Cerberus. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms’ length negotiations that will not be more favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

We lease two A320-200 model aircraft to Air Canada. One lease began on April 23, 2002 and extends for a term of six years. The other lease began on May 29, 2002 and extends for a term of ten years. Cerberus indirectly controls 11% of the equity of Air Canada and has a majority equity interest in AerCap Holdings N.V. Cerberus did not hold such equity interest in Air Canada and AerCap Holdings N.V. at the time we entered into the leases with Air Canada.

In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2006, we had drawn and there remained outstanding $172.2 million of the class A loans and $40.6 million of the class B loans.

We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease was amended in March 2006 to adjust the rent to current market rates commencing on January 2007.

In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir’s other shareholders and creditors to enter into a Shareholders’ and Noteholders’ Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing € 7.8 million note, convertible into approximately 26% of WizzAir’s outstanding shares on a fully diluted basis as of February 2005). Under the terms of the Shareholders’ and Noteholders’ Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1.8 million. We sold all of our WizzAir convertible notes in September 2006.

Related Party Transactions with Affiliates of our Prior Shareholders

Until the 2005 Acquisition, the Previous Shareholder Lenders had provided us with subordinated loans for a total of $350.6 million as at December 31, 2004. The interest rates on these loans were variable and are calculated on the basis of six-month LIBOR. Interest of $10.9 million and $7.4 million was included in interest on indebtedness for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. These loans were acquired at the 2005 Acquisition by AerCap Holdings C.V. and are eliminated in consolidation in these consolidated accounts.

The Previous Shareholder Lenders also participated in our senior credit agreements prior to the 2005 Acquisition. A total of $1,516.6 million was outstanding under these credit agreements at December 31, 2004. The interest rate on the credit facility is variable and is calculated on the basis of LIBOR. Interest on the senior debt of $61.6 million and $34.8 million is included in interest on debt for the year ended December 31, 2004 and for the six months ended June 30, 2005, respectively.

Wings is a wholly-owned subsidiary of DASA, who is wholly-owned by one of our Previous Shareholder Lenders. We provide aircraft lease management and remarketing services to Wings for which we received fees of $1.6 million and $0.7 million for the year ended December 31, 2004 and the six months ended June 30, 2005, after which Wings is no longer a related party due to the sale of our shares by our Previous Shareholder Lenders.

Item 8.                        Financial Information

Consolidated Statements and Other Financial Information.

Please refer to Item 18. Financial Statements and to pages F-1 through F-59 of this annual report.

Item 9.                        The Offer and Listing.

Offer and listing details.

Not applicable.

Markets.

The Company’s shares are traded on the New York Stock Exchange under the symbol “AER”.

Trading on the New York Stock Exchange

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2006	25.10	21.85
Quarterly highs and lows
2006	25.10	21.85
Monthly highs and lows
2006
November	25.10	21.85
December	23.46	22.10
2007
January	28.00	22.75
February	28.02	25.25
March (through March 20, 2007)	27.85	25.85

(1)          Share prices provided are intra-day prices through December 31, 2006, and closing prices for all periods presented since November 21, 2006 (the first day of trading of our ordinary shares on the New York Stock Exchange).

On March 20, 2007, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $27.15.

Item 10.                 Additional Information.

Memorandum and articles of association.

Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

As of December 31, 2006, we had 200,000,000 authorized ordinary shares, par value €0.01 per share, of which 85,036,957 were issued and outstanding.

Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by the Company. Our ordinary shares are freely transferable.

Issuance of Ordinary Shares

A general meeting of shareholders can approve the issuance of ordinary shares or rights to subscribe for ordinary shares, but only in response to a proposal for such issuance submitted by the Board of Directors specifying the price and further terms and conditions. In the alternative, the shareholders may designate to our Board of Directors’ authority to approve the issuance and price of issue of ordinary shares. The delegation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.

Prior to our initial public offering in November 2006, pursuant to our articles of association, our shareholders delegated to our Board of Directors for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this annual report was 200.0 million ordinary shares.

Preemptive Rights

Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. Prior to our initial public offering in November 2006, pursuant to our articles of association, the power to limit or exclude preemptive rights has been delegated to our Board of Directors for a period of five years.

Repurchase of Our Ordinary Shares

We may acquire our ordinary shares, subject to certain provisions of the laws of The Netherlands and of our articles of association, if the following conditions are met:

•       a general meeting of shareholders has authorized our Board of Directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months;

•       our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

•       we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding one-tenth of our issued share capital.

Capital Reduction; Cancellation

Shareholders may reduce our issued share capital either by cancelling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast.

A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the par value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.

Risk Management and Control Framework

Our management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Our internal risk management and control framework is based on the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The COSO framework aims to provide reasonable assurance regarding effectiveness and efficiency of an entity’s operations, reliability of financial reporting, prevention of fraud and compliance with laws and regulations.

Our internal risk management and control framework has the following key components:

Planning and control cycle

The planning and control cycle consists of an annual budget and business plan prepared by management and approved by our Board of Directors, quarterly forecasts and operational reviews and monthly financial reporting.

Code of Conduct and Whistleblower Policy

Our Code of Conduct is applicable to all our employees, including the Chief Executive Officer, Chief Financial Officer and controllers. It is designed to promote honest and ethical conduct and timely and accurate disclosure in our periodic financial results. Our Whistleblower Policy provides for the reporting of alleged violations of the Code of Conduct and alleged irregularities of a financial nature by our employees or other stakeholders without any fear of reprisal against the individual that reports the violation or irregularity.

Disclosure Controls and Procedures

The Disclosure Committee assists management in overseeing our disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements. The Disclosure Committee obtains information for its recommendations from the operational and financial reviews, letters of representation which include a risk and internal control self assessment, input from the documentation and assessment of our internal controls over financial reporting and input from risk management activities during the year. The Disclosure Committee comprises various members of senior management.

Risk Management and Internal Controls

We have implemented financial policies and procedures, including accounting policies, and non-financial policies and procedures to ensure control by the Management Board over our operations. Managing directors and finance directors of our main subsidiaries annually sign a detailed letter of representation with regard to financial reporting, internal controls and ethical principles.

We are currently expanding our risk management policies, internal control documentation and assessment of such internal controls to provide further assurance regarding the reliability of our financial reporting. We are assessing our internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act, beginning with our Annual Report on Form 20-F for the year ending December 31, 2007. Accordingly, we are documenting, evaluating, and expanding as necessary our internal control systems over financial reporting to enable us to comply by December 31, 2007. The internal assessment of our internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act must be attested by our independent registered public accounting firm.

We have further enhanced our identification and assessment of our strategic, operational, financial, financial reporting, and compliance risks and are in the process of rolling these processes out to our operating entities and embedding them in our standard business processes. This includes our AeroTurbine business, although, we are less advanced in our efforts with this subsidiary than other segments of the

AerCap business due to the recent nature of this acquisition. The results of these assessments, thus far, have been discussed with our Audit Committee.

Controls and Procedures Statement Under the Sarbanes-Oxley Act

As discussed above, we have undertaken significant steps to improve the adequacy and effectiveness of our internal controls over financial reporting and the documentary evidence thereof in preparation for compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002. The scope of this project includes assessment of and, where necessary, strengthening of our policies, procedures, systems and personnel with respect to financial reporting under both Dutch and US GAAP.

As of December 31, 2006, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes-Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2006, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Our Auditors

Our external auditor is responsible for auditing the financial statements and auditing internal control over financial reporting. Following the recommendation by the Audit Committee and upon proposal by the Board of Directors, the General Meeting of Shareholders appoints each year the auditor to audit the financial statements of the current financial year. The external auditor reports to our Audit Committee. The external auditor is present at the meetings of the Audit Committee when our quarterly and annual results are discussed.

At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor’s independence. The Audit Committee pre-approves every engagement of our external auditor.

Remuneration of Our Board of Directors

The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements.

General Meetings of Shareholders

At least one general meeting of shareholders must be held every year. The rights of shareholders may only be changed by amending our articles of association. A resolution to amend our articles of association is valid if the Board of Directors makes a proposal amending the articles of association and such proposal is adopted by a simple majority of votes cast.

The following resolutions require a two thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

•       capital reduction;

•       exclusion or restriction of pre emptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose;

•       merger or demerger.

If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.

An agreement of the Company to enter into a (i) statutory merger whereby the Company is the acquiring entity, or (ii) a legal demerger, with certain limited exceptions, must be approved by the shareholders.

Voting Rights

Each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with an absolute majority of the votes validly cast except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.

Any major change in the identity or character of the Company or its business must be approved by our shareholders, including:

•       the sale or transfer of substantially all our business or assets;

•       the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

•       the acquisition or disposal by us of a participating interest in a company’s share capital, the value of which amounts to at least one third of the value of our assets.

Adoption of Annual Accounts and Discharge of Management Liability

Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of The Netherlands Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

The adoption of the annual accounts by our shareholders does not release the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Liquidation Rights

If we are dissolved or wound up, the assets remaining after payment of our liabilities will be first applied to pay back the amounts paid up on the ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Limitations on Non-Residents and Exchange Controls

There are no limits under the laws of The Netherlands or in our articles of association on non-residents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Disclosure of Insider Transactions

Members of our Board of Directors and other insiders within the meaning of Section 47a of The Netherlands Securities Act must report to The Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for their own account, a transaction in our ordinary shares or in securities whose value is at least in part determined by the value of our ordinary shares.

Netherlands Squeeze-out Proceedings

If a person or a company or two or more group companies within the meaning of Article 2:24b of The Netherlands Civil Code acting in concert holds in total 95% of a Netherlands public limited liability company’s issued share capital by par value for their own account, the laws of The Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Choice of Law and Exclusive Jurisdiction

Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit of other legal proceedings.

Registrar and Transfer Agent

A register of holders of the ordinary shares will be maintained by American Stock Transfer & Trust Company in the United States who will also serve as the transfer agent. The telephone number of American Stock Transfer & Trust Company is 1-800-937-5449.

Material contracts.

Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited. Pursuant to this agreement, AerVenture, our consolidated joint venture, placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2006, all 70 of the aircraft remained to be delivered under the agreement. The AerVenture order consists of 23 A319 aircraft and 47 A320 aircraft. The initial delivery schedule for the AerVenture aircraft includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited. Pursuant to this agreement, AerCap Ireland Limited placed an order with Airbus for the purchase of 20 new A330-200 aircraft. As of December 31, 2006, all 20 of the aircraft remained to be delivered under the agreement. The initial delivery schedule for the aircraft includes 10 aircraft to be delivered in 2009 and 10 aircraft to be delivered in 2010.

Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited. The joint venture agreement established our AerVenture joint venture. In January 2006, LoadAir, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture.

Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols. Pursuant to the Stock Purchase Agreement, in April 26, 2006, we acquired all of the existing share capital of AeroTurbine. The purchase price for the AeroTurbine shares was $144.7 million.

Sale and Purchase Agreement for the acquisition of all shares in and certain loans and facilities granted to Debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V. Pursuant to the Sale and Purchase Agreement, on June 30, 2005, AerCap Holdings C.V acquired all of AerCap B.V.’s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid total consideration of $1.37 billion for AerCap B.V..

In addition, we have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See “Item 5—Indebtedness” for more information regarding the credit facilities and financing arrangements.

Exchange Controls

Not applicable.

Taxation.

Netherlands Tax Considerations

The following is a summary of Netherlands tax consequences of the holding and disposal of ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares. Holders should consult with their tax advisors with regards to the tax consequences of investing in the ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies for the participation exemption as laid down in The Netherlands Corporate Income Tax Act 1969. A participation as laid down in the Netherlands Corporate Income Tax Act 1969 generally exists in case of a shareholding of at least 5% of the company’s paid-up share capital.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

Withholding Tax

Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 25%. The expression “dividends distributed” includes, among others:

•       distributions in cash or in kind;

•       liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for the purposes of Netherlands dividend withholding tax;

•       an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for the purposes of Netherlands dividend withholding tax, has been made or will be made; and

•       partial repayment of the paid-in capital, recognized for the purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (in Dutch, “zuivere winst”), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

A U.S. Holder, as defined below, generally will be entitled to the benefits of the convention between The Netherlands and the United States for the avoidance of double taxation (“Netherlands-U.S. Treaty”) if such U.S. holder is (i) the beneficial owner of the ordinary shares (and of dividends paid with respect thereto), (ii) an individual resident in the United States or a U.S. corporation, (iii) not resident in The Netherlands for Netherlands tax purposes, and (iv) not subject to an anti-treaty shopping rule. In contrast a U.S. holder generally will not be eligible for the benefits of The Netherlands-U.S. Treaty if such U.S. holder holds ordinary shares in connection with either the conduct of business through a permanent establishment or the performance of services through a fixed base in The Netherlands.

In order to qualify for a reduction of Netherlands withholding tax under The Netherlands-U.S. Treaty, a U.S. Holder must fill out a certificate of residence (using Form IB 92 USA) and have it certified by a qualifying financial institution (generally the entity that holds the ordinary shares as custodian for the U.S. Holder). If we receive the required documentation prior to the relevant dividend payment date, then we may apply the reduced withholding rate at the source. If the U.S. Holder fails to satisfy these requirements prior to the payment of a dividend, then the U.S. Holder may claim a refund of the excess of the amount withheld over the tax treaty rate by filing form IB 92 USA, along with a supplemental statement, with The Netherlands tax authorities. Qualifying tax-exempt pension trusts must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt U.S. organizations are not entitled under the Netherlands-U.S. Treaty to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA.

Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes (“Netherlands resident individuals” and “Netherlands resident entities,” as the case may be), including individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit The Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•       3 percent of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and,

•       3 percent of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned deductions.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to pay to the Netherlands tax authorities, it does not reduce the amount of tax that the we are required to withhold from dividends.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which shareholders retain their economic interest in shares but reduce the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Non-residents of The Netherlands.   A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of the ordinary shares, provided that:

(i)    such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

(ii)   such holder does not have an interest in an enterprise or a deemed enterprise which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

(iii) in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, “normaal vermogensbeheer”) and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands (in Dutch, “resultaat uit overige werkzaamheden”).

Netherlands resident individuals.   If a holder of ordinary shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)           the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has an equity interest in such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

(b)          the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, “normaal vermogensbeheer”) or derives benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities (in Dutch, “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch, “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

Netherlands resident entities.   Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €25,000 and 23.5% over the following €35,000, the first two brackets for 2007).

A Netherlands qualifying pension fund is, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (in Dutch, “fiscale beleggingsinstelling”) is subject to Netherlands corporate income tax at a special rate of 0%.

Gift, Estate and Inheritance Taxes

Non-residents of The Netherlands.   No Netherlands gift, estate or inheritance taxes will arise on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

(i)    such holder at the time of the gift has or at the time of his /her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in The Netherlands or carried out through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are or were attributable; or

(ii)   in the case of a gift of the ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

Residents of The Netherlands.   Gift, estate and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or, on the death of, a holder of ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

For purposes of Netherlands gift, estate and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or the death of this person. Additionally, for purposes of Netherlands gift tax, a person not holding the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

U.S. Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders’ tax consequences addresses only those persons that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A “non-U.S. Holder” is a beneficial owner of our ordinary shares that is not a U.S. Holder.

Cash Dividends and Other Distributions

A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company (“PFIC”) rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2010.

Distributions to U.S. Holders of additional ordinary shares or preemptive rights with respect to ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder been eligible for and actually claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against the U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at his election, deduct such otherwise creditable foreign taxes in computing his taxable income, subject to generally applicable limitations under U.S. law.

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Sale or Disposition of Ordinary Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that the Company is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A non-U.S. Holder of ordinary shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Potential Application of Passive Foreign Investment Company Provisions

We do not expect to be classified as a PFIC for the current year. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

Our belief that we will not be classified as a PFIC for the current taxable year is based on (i) our financial statements and (ii) our current plans, expectations and projections regarding the use of the net proceeds of the offering, the value and nature of our assets and the sources and nature of our income. However, the determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and that depends on the classification of various assets and income under the rules that apply in determining whether a foreign corporation is a PFIC. It is unclear how some of these rules apply to us. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change or our business plan may result in our engaging in activities that could cause us to become a PFIC. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on “excess distributions” received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder’s holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year, and (iii) the amount allocated to each previous tax year (other than the any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from the Company’s PFIC status. The ordinary shares will be treated as “regularly traded” in any calendar year during which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ordinary shares are expected to be regularly traded is a qualified exchange for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC the holder generally will include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, his basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares, for which the mark-to-market election has been made, will generally be treated as ordinary income.

Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a qualified electing fund (“QEF”) election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains and (ii) as long-term capital gains, its pro rata share of our net long-term capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder’s basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed

IRS Form 8621 in respect of such shares to the holder’s timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a “retroactive QEF election”) may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder’s ability to make a retroactive QEF election, the protective statement must be filed by the due date of the investor’s return (including extensions) for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisor regarding the advisability of filing a protective statement.

As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of their ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their tax advisors about the advisability of making a QEF election, protective QEF election and deferred payment election.

Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person’s miscellaneous itemized deductions exceed 2% of their adjusted gross income. In addition, an individual’s miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of the Company might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a “pass-through entity” is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a “pass-through entity” with respect to a U.S. Holder of ordinary shares that makes a QEF election.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such Holder must file Internal Revenue Service Form 8621.

We urge prospective purchasers of ordinary shares to consult their tax advisers concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.

Information Reporting and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are

U.S. taxpayers, other than corporations and other exempt recipients. A 28% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES.

Dividends.

Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent our equity exceeds the sum of the paid and called up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. Our Board of Directors determines whether and how much of the remaining profit they will reserve, the manner and date of such distribution and notifies shareholders.

All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2006 and our equity as of December 31, 2006 as set forth in our annual statutory accounts were $106.9 million and $748.8 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

Documents on display.

You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 3 World Financial Center, Room 4300, New York, New York 10281. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission’s website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk.

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange contracts.

The following discussion should be read in conjunction with Notes 1, 2 and 11 to our audited consolidated financial statements contained in this annual report, which provide further information on our derivative instruments contained in this annual report.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps and interest rate swaps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates. Our policy is to seek to ensure that the net worth of our business will not be exposed to more than a $15 million movement from a 1% parallel shift in US dollar interest rates across the yield curve.

Under our interest rate swaps, we pay fixed amounts and receive floating amounts on a monthly basis. The swaps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three—or six—month LIBOR reset dates under our floating rate leases. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

The table below provides information as of December 31, 2006 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate swaps and caps. The table presents the notional amounts and weighted average interest rates by contracted maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(US Dollars in thousands)
Interest rate caps
Notional amounts	$75,000	$575,000	$575,000	$355,000	$200,000	$616,000	$2,396,000	$17,357
Weighted average strike rate	4.90%	5.59%	5.09%	5.31%	5.78%	5.78%	5.47%

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(US Dollars in thousands)
Interest rate swaps
Notional amounts	$—	$60,000	$—	$—	$—	$—	$60,000	$212
Weighted average pay rate	—	5.38%	—	—	—	—	5.38%	—
Weighted average receive rate	—	5.36%	—	—	—	—	5.36%	—

As of December 31, the interest rate swaps and caps had notional amounts of $2.5 billion and a fair value of $17.6 million. The variable benchmark interest rates associated with these instruments ranged from one to six—month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that all of our interest rate derivatives, except Aircraft Lease Securitisation’s derivatives, require two-way cash collateralization. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of December 31, 2006, all of our aircraft leases and all of our engine leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2006, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $38.0 million in U.S. dollar equivalents and represented 25.5% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. Since we currently receive substantially all of our revenues in US dollars and we hedge a material portion of our non-dollar denominated expenditures, we do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Item 12.                 Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.                 Controls and Procedures.

Disclosure Controls and Procedures.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of directors and the members of our Disclosure committee, has evaluated, as of December 31, 2006, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, our disclosure controls and procedures are effective to achieve their intended objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

We continue to focus significant efforts on improving the system of internal controls which effect our financial reporting processes. The following specific changes have been implemented or are in progress:

(i)            We have hired additional accounting and finance personnel at our locations in the Netherlands, Ireland and at AeroTurbine. Many of these additional personnel are involved in the identification, documentation and design of key controls as prescribed in Section 404 of the Sarbanes-Oxley Act.

(ii)        We have recently recruited an additional person in our internal audit department and our internal audit function as a whole is more firmly established in the Company and working on a defined list of internal audits as agreed directly with our audit committee.

(iii)    Senior management across all significant departments are involved in the documentation and design of enhanced internal controls in accordance with the Company's timeline for end of 2007 compliance with Section 404 of the Sarbanes-Oxley Act.

(iv)      We have established an increased financial analysis capability both at our headquarter offices in Amsterdam and at AeroTurbine to help senior management better analyze group and subsidiary results and to identify potential internal control deficiencies.

We believe that these measures along with other measures already implemented have led to an improvement in our systems of internal control over financial reporting.

Item 16.                 [Reserved]

Item 16A.         Audit committee financial expert.

Our board of directors has determined that Ronald Bolger is an “audit committee financial expert” as that term is defined by SEC rules, and that he is “independent” as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B.        Code of Conduct.

Our board of directors has adopted our code of conduct, a code that applies to members of the board of directors including its chairman and other senior officers, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.        Principal Accountant Fees and Services.

In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2005 and December 31, 2006:

	2005	2006
	(Euros in thousands)
Audit fees	€1,471	€3,074
Audit-related fees	—	200
Total	€1,471	€3,274

Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. These fees comprise amounts for services for Sarbanes-Oxley 404 controls design effectiveness review.

During the 12-month periods ended December 31, 2005 and December 31, 2006, our auditors were not engaged to perform any services that are defined as tax fees or for any other type of services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our auditor. These services may include audit services, audit-related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis.

Item 16D.       Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 17.                 Financial Statements

Not applicable.

PART III

Item 18.                 Financial Statements.

Please refer to pages F-1 through F-59 of this annual report.

Item 19.                 Exhibits.

We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association†
2.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited(1)†
2.2

Credit Agreement, dated April 26, 2006, among AerFunding 1 Limited, AerCap Ireland Limited, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders, Class B Lenders, and Class C Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas†

2.3	Security Trust Agreement, dated April 26, 2006, among AerFunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas†
2.4	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower’s party thereto and Calyon New York Branch†
2.5

Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower’s party thereto, the trusts party thereto, as trusts and Calyon New York Branch†

2.6

Amended and Restated Senior Credit Agreement, dated as of December 13, 2006, among AeroTurbine, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A. and National City Bank, as Co-Documentation Agents†

2.7	Pledge Agreement, dated April 26, 2006, between AerCap, Inc., and Calyon New York Branch†
2.8	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited†
2.9	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols†
2.10

Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.†

2.11	Senior Facility Agreement, dated October 12, 2006, between AerCap Dutch Aircraft Leasing I B.V., Calyon and the financial institutions named therein†
2.12

Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.†

2.13	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)†
2.14	Facility Agreement, dated November 3, 2006, between AerVenture Limited, as Borrower, and Calyon s.A., as Lender, Security Trustee and Agent†
2.15	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited††
8.1	List of Significant Subsidiaries of AerCap N.V.†
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

†	Previously filed with Registration Statement on Form F-1, File No. 333-138381
††	Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission under separate cover.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
/S/ KLAUS HEINEMANN
KLAUS HEINEMANN
Chief Executive Officer
Date: March 21, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AerCap Holdings N.V. Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets As of December 31, 2005 and 2006	F-4
Consolidated Income Statements For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-5
Consolidated Statements of Cash Flows For the Years Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-6

Consolidated Statements of Shareholders’ Equity For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006.

F-7
Notes to the Consolidated Financial Statements	F-8
Additional Information—Financial Statements Schedule I	F-55

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.,

We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006 and for the period from June 27, 2005 to December 31, 2005. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedule I.  These financial statements and the financial statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement Schedule I based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries, at December 31, 2006 and 2005, and the results of their operations and cash flows for the year ended December 31, 2006 and for the period June 27, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Rotterdam, March 21, 2007
PricewaterhouseCoopers Accountants N.V.

/s/ A Tukker RA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.,

We have audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of debis AirFinance B.V. (“AerCap B.V.”) and its subsidiaries for the period from January 1, 2005 to June 30, 2005 and for the year ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedule I.   These financial statements and financial statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement Schedule I based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income, shareholders’ equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income, shareholders’ equity and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall income, shareholders’ equity and cash flow statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of income, shareholders’ equity and cash flows referred to above present fairly, in all material respects, the results of their operations, cash flows and other data shown therein of debis AirFinance B.V. and its subsidiaries for the period January 1, 2005 to June 30, 2005 and for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Rotterdam, March 21, 2007
PricewaterhouseCoopers Accountants N.V.

/s/ A Tukker RA

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2005 and 2006

		December 31,
	Note	2005	2006
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$183,554	$131,201
Restricted cash	3	157,730	112,277
Trade receivables, net of provisions of $3,405 and $2,496	4	6,575	25,058
Flight equipment held for operating leases, net	5	2,189,267	2,966,779
Net investment in direct finance leases	6	1,072	—
Notes receivable, net of provisions, of $2,563 and nil	7	196,620	167,451
Prepayments on flight equipment	8	115,657	166,630
Investments	9	3,000	18,000
Goodwill	10	—	6,776
Intangibles	10	38,571	34,229
Inventory	11	—	82,811
Derivative assets	12	18,420	17,871
Deferred income taxes	17	99,346	101,477
Other assets	13	51,421	92,432
Total Assets		$3,061,233	$3,922,992
Liabilities and Shareholders’ Equity
Accounts payable		$2,575	$6,958
Accrued expenses and other liabilities	14	76,562	92,466
Accrued maintenance liability		150,322	285,788
Lessee deposit liability		56,386	77,686
Debt	15	2,172,995	2,555,139
Accrual for onerous contracts	16	152,634	111,333
Deferred revenue		22,009	28,391
Derivative liabilities	12	8,087	—
Deferred income taxes	17	—	3,383
Commitments and contingencies	26	—	—
Total Liabilities		2,641,570	3,161,144
Minority interest, net of taxes		—	31,937
Ordinary share capital, €.01 par value (200,000,000 ordinary shares authorized, 78,236,957 and 85,036,957 ordinary shares issued and outstanding, respectively)	18	646	699
Additional paid-in capital		369,354	591,553
Accumulated retained earnings		49,663	137,659
Total Shareholders’ Equity		419,663	729,911
Total Liabilities and Shareholders’ Equity		$3,061,233	$3,922,992

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,

the Period From June 27, 2005 to December 31, 2005 and

the Year Ended December 31, 2006

		AerCap B.V.		AerCap Holdings N.V.
		Year ended	Six months ended	June 27, 2005 to	Year ended
	Note	December 31, 2004	June 30, 2005	December 31, 2005	December 31, 2006
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	20	$308,500	$175,333	$173,568	$443,925
Sales revenue		32,050	79,574	12,489	301,405
Management fee revenue		15,009	6,512	7,674	14,072
Interest revenue		21,641	13,130	20,335	34,681
Other revenue		13,667	3,459	1,006	20,336
Total Revenues		390,867	278,008	215,072	814,419
Expenses
Depreciation	5	125,877	66,407	45,918	102,387
Cost of goods sold		18,992	57,632	10,574	220,277
Goodwill impairment	21	132,411	—	—	—
Impairment of investments	22	2,260	—	—	—
Interest on debt	15	113,132	69,857	44,742	166,219
Operating lease in costs	16	35,770	13,877	11,441	25,232
Leasing expenses		30,536	9,688	12,213	47,394
Provision for doubtful notes and accounts receivable	4,7	634	3,161	3,002	(186)
Selling, general and administrative expenses	23	36,449	19,559	26,949	149,364 (a)
Total Expenses		496,061	240,181	154,839	710,687
(Loss) income from continuing operations before income taxes and minority interest		(105,194)	37,827	60,233	103,732
Provision for income taxes	17	(168)	(4,127)	(10,570)	(16,324)
Minority interest, net of taxes		—	—	—	588
Net (Loss) Income		$(105,362)	$33,700	$49,663	$87,996
Basic and diluted (loss) earnings per share	24	$(143.12)	$45.78	$0.63	$1.11
Weighted average shares outstanding, basic and diluted		736,203	736,203	78,236,957	78,992,513

(a)           —Includes share-based compensation of $78,635

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period From June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006
	(US dollars in thousands)
Net (loss) income	$(105,362)	$33,700	$49,663	$87,996
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest				(588)
Depreciation	125,877	66,407	45,918	102,387
Amortization of debt issuance costs	835	885	566	11,777
Amortization of intangibles	—	—	6,563	10,132
Goodwill impairment	132,411	—	—	—
Provision for doubtful notes and accounts receivable	634	3,161	3,002	(186)
Capitalized interest on pre-delivery payments	(7,850)	(3,084)	(2,767)	(4,888)
Release of provision against debt	—	—	—	(4,139)
Gain on disposal of assets	(21,311)	(24,906)	(2,645)	(67,720)
Mark-to-market of non-hedged derivatives	(22,708)	(11,783)	(19,028)	(9,166)
Deferred taxes	(1,799)	3,505	10,101	16,089
Share-based compensation	—	—	—	78,635
Changes in assets and liabilities:
Trade receivables and notes receivable, net	16,842	59,023	9,846	30,299
Inventories	—	—	—	(24,216)
Other assets and derivative assets	13,347	(18,986)	(57)	(7,990)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(42,059)	(909)	5,727	124,853
Deferred revenue	3,076	262	2,349	5,104
Net cash provided by operating activities	91,933	107,275	109,238	348,379
Purchase of flight equipment	(313,213)	(74,679)	(124,191)	(879,497)
Proceeds from sale/disposal of assets	16,379	91,863	12,718	253,199
Principle repayments from investments	9,821	—	—	—
Prepayments on flight equipment	(33,366)	(19,711)	(26,604)	(93,708)
Purchase of subsidiaries, net of cash acquired	5,769	—	(1,245,609)	(143,100)
Purchase of investments	(2,260)	(3,000)	—	(15,000)
Purchase of intangibles	—	—	—	(10,636)
Movement in restricted cash	98,389	20,052	(47,573)	45,453
Net cash (used in) provided by investing activities	(218,481)	14,525	(1,431,259)	(843,289)
Issuance of debt	303,170	63,085	2,231,633	908,077
Repayment of debt	(160,842)	(239,369)	(1,058,095)	(607,721)
Debt issuance costs paid	(5,782)	(772)	(38,066)	(32,940)
Issuance of equity interests	—	35,051	370,000	143,617
Dividends paid to minority interests	—	—	—	(225)
Capital contributions from minority interests	—	—	—	32,750
Net cash provided by (used in) financing activities	136,546	(142,005)	1,505,472	443,558
Net increase (decrease) in cash and cash equivalents	9,998	(20,205)	183,451	(51,352)
Effect of exchange rate changes	2,374	233	103	(1,001)
Cash and cash equivalents at beginning of period	131,268	143,640	—	183,554
Cash and cash equivalents at end of period	$143,640	$123,668	$183,554	131,201
Supplemental cash flow information:
Interest paid	$124,210	$77,042	$54,980	145,793
Taxes (refunded) paid	1,734	55	(605)	267
Fair values of assets acquired and liabilities assumed in purchase acquisitions
	Ancla		AerCap B.V.	AeroTurbine
Assets acquired	$139,114		$2,838,918	$305,321
Liabilities assumed	(132,903)		(1,469,641)	(160,619)
Cash paid	$6,211		$1,369,277	$144,702

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Shareholders’ Equity
For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,

the Period From June 27, 2005 to December 31, 2005 and the Year Ended

December 31, 2006.

	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss) earnings	Total shareholders’ equity
	(US dollars in thousands, except share amounts)
AerCap B.V.
Year ended December 31, 2004
Balance at January 1, 2004	736,203	333,780	—	—	(201,222)	132,558
Comprehensive income:
Net loss for the year	—	$—	—	$—	$(105,362)	$(105,362)
Other comprehensive income:
Other	—	—	—	(181)	—	(181)
Comprehensive income					—	(105,543)
Balance at December 31, 2004	736,203	$333,780	$—	$(181)	$(306,584)	$27,015
Six months ended June 30, 2005
Balance at January 1, 2005	736,203	$333,780	—	$(181)	$(306,584)	$27,015
Issuance of equity capital	63,797	35,051	—	—	—	35,051
Comprehensive income:
Net income for the period	—	—	—	—	33,700	33,700
Comprehensive income						33,700
Balance at June 30, 2005	800,000	$368,831	$—	$(181)	$(272,884)	$95,766

AerCap Holdings N.V.
Period from June 27, 2005 to December 31, 2005
Balance at June 27, 2005	—	—	—	—	—	—
Issuance of equity capital	78,236,957	$646	$369,354			$370,000
Comprehensive income:
Net income for the period	—	—	—	—	49,663	49,663
Comprehensive income						49,663
Balance at December 31, 2005	78,236,957	$646	$369,354	$—	$49,663	$419,663
Year ended December 31, 2006
Balance at January 1, 2006	78,236,957	$646	$369,354	—	$49,663	$419,663
Issuance of equity capital in public offering	6,800,000	53	143,564			143,617
Share-based compensation	—	—	78,635	—	—	78,635
Comprehensive income:
Net income for the period	—	—	—	—	87,996	87,996
Comprehensive income						87,996
Balance at December 31, 2006	85,036,957	$699	$591,553	$—	$137,659	$729,911

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales.  We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, and have offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries.  AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V.  AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005.  In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with SFAS 141, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share (Note 18) generating net proceeds of $143,017 which we used to repay debt.

Acquisition of AeroTurbine, Inc.

On April 26, 2006 we purchased all of the existing share capital of AeroTurbine, Inc (‘‘AT’’). AT has been included in our consolidated financial statements from April 26, 2006.  AT is engaged primarily in the distribution of turbojet aircraft, aircraft engines, and aircraft parts as well as the sale, lease and overhaul management of engines to the commercial aviation industry worldwide. AT is headquartered in Miami, Florida and has a location in Goodyear, Arizona. We acquired AT in order to diversify our investments in aviation assets and to give us a more significant presence in the market for older equipment. The total cash payment for the purchase was $144,702 including acquisition expenses.  The consideration for the purchase was funded through cash from our operations of $70,946 and $73,756 of cash raised from refinancing AT’s existing debt. The new financing totaled $175,000 and included $160,000 of senior unsecured debt, $15,000 of subordinated debt and a revolving credit facility of $171,000 to fund future growth. As discussed further in Note 18, we used the net proceeds from our initial public offering plus group cash to fully pre-pay the AT senior and subordinated debt. At the time of the prepayment of the AT senior and suborbinated debt, we amended and restated the terms of the senior and subordinated facility and increased the availability under the revolving credit facility to $220,000.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

1. General (Continued)

We have allocated the purchase price to the assets acquired and liabilities assumed as of the date of the acquisition as indicated in the table below:

Fair Values Acquired
Cash and cash equivalents	$1,601
Equipment held for operating lease, net	158,820
Inventory	49,874
Intangible assets	25,600
Goodwill	38,199
Property and equipment	7,896
Other	23,331
Total assets	305,321
Debt	93,104
Deferred taxes	46,315
Other	21,200
Total liabilities	160,619
Total consideration paid	$144,702

The total amount of goodwill has been allocated to the Engine and Parts segment and is not tax deductible.  A summary of the intangible assets acquired is as follows:

	Estimated fair value	Estimated useful lives in years
Customer relationship—parts	$19,800	10
Customer relationship—engines	3,600	10
FAA certificate	1,100	15
Non-compete agreement	1,100	6

Amortization of the customer relationship intangibles is based on the anticipated sales in the periods after the AT acquisition of both parts and engines which benefit from such relationships.  Amortization of the FAA certificate is straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.  The following pro forma condensed consolidated information for the year ended December 31, 2006 gives effect to our acquisition of AT as if it had occurred on January 1, 2006. The pro forma condensed consolidated information for the year ended December 31, 2005 gives effect to our acquisition by Cerberus (discussed below) and our acquisition of AT, as if they had both occurred on January 1, 2005:

	Year ended December 31, 2005	Year ended December 31, 2006
	(unaudited)	(unaudited)
Revenues	$617,583	$868,056
Net income	53,588	90,959
Earnings per share, basic and diluted	0.69	1.15
Outstanding shares, basic and diluted	78,236,957	78,992,513

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

1. General (Continued)

Acquisition of AerCap B.V.

On June 30, 2005, Cerberus purchased all of the share capital of AerCap B.V. from DaimlerChrysler Coordination Center SCS, DaimlerChrysler Aerospace AG, Bayerische Landesbank Girozentrale, DZ BANK AG Deutsche-Zentral-Genossenschaftsbank, Dresdner Bank AG in Frankfurt am Main, HVB Banque Luxembourg Société Anonyme (collectively, the “Previous Shareholders”) and Kreditanstalt für Wiederaufbau (collectively with the Previous Shareholders, the “Previous Shareholder Lenders”), as well as the rights and obligations of the Previous Shareholder Lenders under certain subordinated and senior debt instruments under which AerCap B.V. was obligated (the “2005 Acquisition”).

The 2005 Acquisition was effected through an all-cash payment of $1,291,493 to the Previous Shareholder Lenders. $1,000,000 of the purchase price was financed through a term loan from a syndicate of lenders and arranged by a US investment bank. The remainder was financed from equity capital contributed by Cerberus.

The 2005 Acquisition by Cerberus and its affiliates is accounted for as a purchase in conformity with SFAS 141.

The sources and uses of funds in connection with the 2005 Acquisition are summarized below:

Sources:
Proceeds from secured term loan	$1,000,000
Proceeds from equity capital invested	370,000
Total sources	1,370,000
Uses:
Payment to Previous Shareholder Lenders	(1,291,493)
Transaction costs	(42,733)
Additional equity contribution to AerCap B.V.	(35,051)
(1,369,277)
Remaining cash	$723

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

1. General (Continued)

We have allocated the purchase price to the assets acquired and liabilities assumed as of the date of the acquisition as indicated in the table below:

	Fair Values Acquired
Flight equipment held for operating lease	$2,085,221
Prepayments on flight equipment	119,200
Intangible lease premium	45,134
Deferred tax asset	109,447
Cash and cash equivalents	123,668
Other	359,019
Total assets	2,841,689
Accrued maintenance liability	135,114	(a)
Debt	999,457
Other	337,841
Total liabilities	1,472,412
Cash paid	$1,369,277

(a)           Represents the present value effect of our legal obligation to: (i) release supplemental rent collected by the lessor for maintenance incurred; and (ii) contribute to lessor maintenance obligations.

Acquisition of Ancla Ireland Limited

We acquired all the shares in an Irish incorporated company (“Ancla”) which owned one MD11 aircraft under finance lease on October 18, 2004. The results of operations for Ancla are included in our consolidated financial statements from the date of the acquisition. A summary of the fair value of assets acquired and liabilities assumed is as follows:

Fair values acquired
Net investment in direct finance lease	$127,134
Cash	11,980
Total assets	139,114
Debt	126,716
Deferred tax liability	6,187
Total liabilities	132,903
Cash paid	$6,211

Variable interest entities

In January 2006, we sold a 50% equity interest in AerVenture Ltd. (‘‘AerVenture’’), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait.  AerVenture has contracted with Airbus for the delivery of up to 70 A320 family aircraft between November 2007 and August 2010, with the intent of leasing these aircraft to third parties.  The joint venture agreement requires us to make certain specified equity contributions and additional equity

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

1. General (Continued)

capital available to AerVenture depending on capital needs in the future. We have entered into agreements to provide management and marketing services to AerVenture in return for management fees. We have determined that AerVenture is a variable interest entity for which we are the primary beneficiary. As such, we have continued to consolidate AerVenture in our accounts.

In April 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella was formed to purchase two used Airbus A330-322 aircraft for leasing. These aircraft were purchased in April and May 2006 and have subsequently been leased to third parties. We have entered into agreements to provide to Bella aircraft management and marketing services in return for management fees. We have determined that Bella is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated Bella in our accounts.

As further discussed in Note 15, we hold equity and subordinated debt investments in ALS and AerFunding. ALS and AerFunding are variable interest entities and we, as their primary beneficiaries under FIN 46(R), consolidate the accounts of ALS and AerFunding in our accounts since their inception dates.

Investments in unconsolidated joint ventures

In May 2006, we signed a joint venture agreement with China Aviation Supplies Import and Export Group Corporation and affiliates of Calyon establishing AerDragon.  AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon.  The joint venture did not own any aircraft at December 31, 2006, but purchased an aircraft from Airbus in February 2007 through an assignment of our purchase right under our 1999 Forward Order. We provide aircraft management services to AerDragon in return for fees.  As of December 31, 2006, we have determined that AerDragon is not a variable interest entity and accordingly, we account for our investment in AerDragon according to the equity method.

Risks and uncertainties

We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft and engines and our ability to sell aircraft and engines parts. The global airline industry has experienced passenger growth in the last two years, which has led to increased demand for new aircraft and a strengthening of lease rates in most aircraft categories. The continued growth of the global aviation industry is dependent on several factors, most notably sustained global GDP growth and price stability in the oil markets. Substantial increases in jet kerosene prices in recent years has caused a depression in airline earnings and in some cases liquidity shortages. The impact of continued or rising oil prices as well as overcapacity and high levels of competition in some geographical markets may create occasional unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and aircraft and engine values. The value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward effect on lease rentals and residual values and may require that the carrying value of our flight equipment be materially reduced. In addition, if we are not able to sell our existing parts and engine inventory, we may be required to reduce the carrying value of such inventory through impairment charges.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

1. General (Continued)

The values of trade receivables, notes receivable, intangible lease premium assets and the accrual for onerous contracts are dependent upon the financial viability of related lessees, which is directly tied to the health of the commercial aviation market worldwide.

We have significant tax losses carried forward in some of our Irish and Swedish subsidiaries, which are recognized as tax assets on our balance sheets. The recoverability of these assets is dependent upon the ability of the Irish and Swedish entities to generate a certain level of taxable income in the future. If those entities cannot generate such taxable income, we will not realize the value of those tax assets and a corresponding valuation allowance and tax charge will be required.

We expect to fund a significant portion of our forward order delivery obligations (Note 8) through borrowings secured by the related aircraft. The unavailability to us of such secured borrowings at the time of delivery could have a material impact on our ability to meet our obligations under the forward order contract. If we cannot meet our obligations under such contract, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

We periodically perform reviews of the carrying values of our aircraft and customer receivables, the recoverable value of deferred tax assets and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

2. Summary of significant accounting policies

Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Certain reclassifications have been made to prior years to reflect the current year presentation.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

As a result of the 2005 Acquisition, the assets and liabilities of AerCap B.V. are stated at their fair values at the acquisition date. The consolidated financial statements of the predecessor reflect historical cost. The consolidated financial statements show both the predecessor accounts and successor accounts. Due to these different bases of accounting, predecessor and successor amounts are not directly comparable.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilize professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Restricted cash

Restricted cash includes cash held by banks that is subject to withdrawal restrictions.

Trade receivables

Trade receivables represent unpaid, current lease obligations of lessees under existing lease contracts. Allowances are made for doubtful accounts where it is considered that there is a significant risk of non-recovery. The assessment of risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment.

Flight equipment held for operating leases, net

Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets’ useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost.

The estimates of useful lives are as follows:

Stage III Aircraft	20-25 years
Turboprop Aircraft	20 years

We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. The carrying value of flight equipment that is designated for part-out is transferred to the inventory pool.

We apply SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicates a different value is appropriate.

Net investment in direct finance leases

Net investment in direct finance leases consists of contracted lease receivables plus the expected residual value on lease termination date of equipment under finance lease less unearned income. Initial unearned income for newly acquired aircraft under finance lease is the amount by which the lease contract receivables plus the expected residual value exceeds the initial investment in the leased equipment at lease inception. In instances where the terms of a new aircraft lease agreement require the classification of the aircraft and related lease from a previous operating lease to a direct finance lease, initial unearned income under the finance lease is the difference between the lease contract receivable and the fair value of the equipment at the time of the new agreement. Unearned income is recognized as lease revenue over the lease term in a manner which produces a constant rate of return on the net investment in the finance lease.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Notes receivable

Notes receivable arise primarily from (i) the restructuring and deferring of trade receivables from lessees experiencing financial difficulties and (ii) the sale of aircraft to lessees where we finance a portion of the aircraft purchase price through an interest bearing note secured by a security interest in the aircraft sold. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment.

Capitalization of interest

We capitalize interest related to progress payments made in respect of flight equipment on forward order and add such amount to prepayments on flight equipment. The amount of interest capitalized is the actual interest costs incurred on funding specific to the progress payments or the amount of interest costs which could have been avoided in the absence of such progress payments.

Investments

We may hold debt and equity interests in third parties, including interests in asset securitization vehicles. In instances where those interests are in the form of debt securities or equity securities that have readily determinable fair values, we apply the provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities and designate each security as either held to maturity or available for sale securities.

We report equity investments where the fair value is not readily determinable at cost, reduced for any other than temporary impairment.

We evaluate our investments in all debt and equity instruments regularly for other than temporary impairments in their carrying value and record a write-down to estimated fair market value as appropriate.

Goodwill

Goodwill represents the excess of the cost of acquisition of subsidiaries over the fair value of identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested for impairment annually or more often when events or circumstances indicate that there may have been impairment.

Definite-lived intangible assets

We recognize intangible assets acquired in a business combination in accordance with the principles of SFAS 141. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs is recognized as an intangible lease

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms. We evaluate all definite-lived intangible assets for impairment in accordance with SFAS 144.

Inventory

Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated remaining sales value at the time of purchase. Inventories are comprised primarily of engines, aircraft and engine parts, rotables and expendables. Expenditures required for the recertification or betterment of flight equipment are capitalized in inventory and are expensed as the parts associated with such costs are sold. Inventory acquired in the purchase of a subsidiary is accounted for in accordance with SFAS 141 at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity.

Derivative financial instruments

We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

All derivatives are recognized on the balance sheet at their fair value. Changes in fair values between periods are recognized as a reduction or increase of interest expense on the income statement ,as we do not currently apply hedge accounting to our derivatives. Net cash received or paid under derivative contracts where material in any reporting period is classified as operating cash flow in our consolidated cash flow statements.

Deferred income taxes (assets and liabilities)

We report deferred taxes of our taxable subsidiaries resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Other assets

Other assets consist of prepayments, debt issuance costs, interest and other receivables and other tangible fixed assets. Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at various rates between 16% to 33% per annum over the assets’ useful lives using the straight-line method. We capitalize costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense over the term of the related financing.

Accrued maintenance liability

In all of our leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make periodic payments of supplemental rent which are calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In most such contracts, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the flight equipment, we make a contribution to the lessee to help compensate for the cost of the maintenance, up to the amount of supplemental rents collected. In other contracts where supplemental rents are not paid, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at redelivery. In addition, in both types of contracts, we may be obligated to make contributions to the lessee for maintenance related expenses (lessor contributions) on flight equipment during the term of the lease. In all lease contracts where we agree to make lessor contributions to compensate for qualifying maintenance work during the lease, we record an accrued maintenance liability through a charge to leasing expenses at the commencement of the lease based on our estimate of maintenance events which will occur during the lease.

In the majority of our leases where the lessee is required to make supplemental rent payments, we do not recognize such supplemental rent as revenue during the lease, but we record supplemental rent received from the lessee as accrued maintenance liability. Reimbursements to the lessee upon the receipt of evidence of qualifying maintenance work are charged against the existing accrued maintenance liability. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

For all of our lease contracts, any amounts of accrued maintenance liability at the end of a lease and any amounts received as part of a redelivery adjustment are recorded as lease revenue at lease termination. We regularly review the level of accrued maintenance liability to cover our contractual obligations in current lease contracts and make adjustments as necessary. When flight equipment is sold, the portion of

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as sales revenue as part of the sale of the flight equipment.

Accrual for onerous contracts

We make an accrual for onerous contracts where the undiscounted costs of performing under a contract or series of related contracts exceed the undiscounted benefits expected to be derived from such contracts. In connection with a purchase business combination, accruals are recorded at the present value of such differences.

Revenue recognition

As lessor, we lease flight equipment principally under operating leases and report rental income ratably over the life of the lease as it is earned. We account for lease agreements that include step rent clauses on a straight line basis. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change. In certain cases, leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. We cease revenue recognition on a lease contract when the collectibility of such rentals is no longer reasonably assured. For past-due rentals which have been recognized as revenue, provisions are established on the basis of management’s assessment of collectibility and to the extent such rentals exceed related security deposits held, and are recorded as expenses on the income statement.

Most of our lease contracts require payment in advance. Rentals received, but unearned under these lease agreements are recorded as deferred revenue on the balance sheet.

Sales revenues originate from the sale of aircraft, engines and parts and are recognized when the delivery of the relevant asset is complete and the risk of loss has transferred to the buyer.

Revenues from direct finance leases are recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on our assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.

Revenue from secured loans, notes receivables and other interest bearing instruments is recognized on an effective yield basis as interest accrues under the associated contracts. Revenue from lease management fees is recognized as income as it accrues over the life of the contract. Revenue from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if collection is reasonably assured. Other revenue includes any net gains we generate from the sale of aircraft related investments, such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Pensions

We operate a number of non-contributory defined benefit plans and defined contribution schemes for substantially all of our employees. Defined benefit plan obligations and contributions are determined periodically by qualified actuaries. We recognize pension liabilities and prepaid pension costs in accordance with SFAS No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFASB Statements No. 87, 88, 106, and 132 (R)”.

Share-based compensation

We account for share-based compensation in accordance with FAS 123R, Share-based payment. Accordingly, we recognize compensation expense when it becomes probable that participants in share-based incentive plans who hold direct or indirect equity interests in our shares or options to acquire such shares will be able to achieve fair value. The amount of such expense is determined by reference to the fair value of the share or share option on the date of grant. The timing of expense recognition is determined with reference to the timing of lapsing of restrictions on restricted shares and vesting on share options, including the lapsing of repurchase rights which allow other parties to repurchase participants’ shares at less than fair market value.

Foreign currencies

Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place or at the rates of exchange under related forward contracts where such contracts exist. Subsequent receivables or payables resulting from such foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at each balance sheet date. All resulting exchange gains and losses are taken to the income statement.

Variable interest entities

We account for investment in variable interest entities in accordance with Revised Interpretation No. 46 (“FIN 46(R)”), Consolidation of Variable Interest Entities and its predecessor, Interpretation 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. We adopted FIN 46 in January 2003 and FIN 46(R) in January 2005.

Earnings Per Share

Earnings per share is presented in accordance with SFAS 128, Earnings Per Share which requires the presentation of “basic” earnings per share and “diluted” earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

3. Restricted cash

Restricted cash consists of the following at December 31:

	2005	2006
Cash received under lease agreements restricted per the terms of the relevant lease and cash securing our obligations under debt and derivative instruments	$105,060	$72,523
Cash securing our obligations under the LILO head leases (Note 16) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 14)	49,710	38,074
Other	2,960	1,680
	$157,730	$112,277

Restricted cash securing our obligations under debt includes amounts related to the ALS securitization debt (Note 15), which requires that cash be placed in liquidity reserves.

4. Trade receivables, net of provisions

Trade receivables consist of the following at December 31:

	2005	2006
Trade receivables	$9,980	$27,554
Allowance for doubtful accounts	(3,405)	(2,496)
	$6,575	$25,058

Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves.

The change in the allowance for doubtful trade receivable is set forth below:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006
Provision at beginning of period	$20,535	$23,255	$—	$3,405
Expense for doubtful accounts receivable	636	(5,906)	1,225	320
Reclassification to notes receivable allowance		(9,961)	—	(2,326)
Other(a)	2,084	(4,596)	2,180	1,097
Provision at the end of period	$23,255	$2,792	$3,405	$2,496

(a)           Other includes direct write offs and receipt of direct write offs.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

5. Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006
Net book value at beginning of period	$2,484,850	$2,748,347	$—	$2,189,267
Fair value of flight equipment acquired in business combinations	—	—	2,085,221	158,820
Additions	406,406	93,244	157,104	928,468
Depreciation	(124,454)	(65,963)	(45,537)	(106,240)
Disposals	(8,784)	(52,783)	(7,521)	(195,273)
Transfers to/from direct finance leases	(9,671)	(4,748)	—	—
Other(a)	—	—	—	(8,263)
Net book value at end of period	$2,748,347	$2,718,097	$2,189,267	$2,966,779
Accumulated depreciation/impairment at December 31, 2004, 2005 and 2006	$(970,565)	—	$(45,537)	$(151,958)

(a)           As discussed further in Note 15, we settled a capital lease obligation at a discount of $8,263. The discount was applied to reduce the net book value of the related aircraft.

At December 31, 2006 we owned 131 aircraft and 51 engines, which we leased under operating leases to 79 lessees in 41 countries. The geographic concentrations of leasing revenues are set out in Note 20.

Prepayments on flight equipment (including related capitalized interest) of $66,638, $18,564, $32,914 and $48,971 have been applied against the purchase of aircraft during the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27 to December 31, 2005 and the year ended December 31, 2006, respectively.

The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2006:

	2007	2008	2009	2010
Capital expenditures	$456,158	$413,497	$1,234,867	$1,462,116
Pre-delivery payments	116,796	383,409	397,033	92,323
	$572,954	$796,906	$1,631,900	$1,554,439

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

Our current operating lease agreements expire over the next eight years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2006 are as follows:

Contracted minimum future lease receivables
2007	$427,002
2008	402,915
2009	289,095
2010	204,586
2011	152,558
Thereafter	285,019
$1,761,175

The titles to certain aircraft leased in the United States are held by a U.S. trust company as required by U.S. law. We are the beneficial owner of these aircraft and the aircraft are recorded under flight equipment held for operating lease on the consolidated balance sheets. The trust company is administered by a bank. The aircraft are segregated from the bank’s assets and will not be considered part of the bank’s bankruptcy estate in the event of a trustee bankruptcy.

6. Net investment in direct finance leases

Net investment in direct finance leases consists of the following at December 31, 2005:

2005
Gross finance lease rentals receivable	$1,123
Unearned income	(51)
Net investment in direct finance leases	$1,072

The entire amount of finance lease rentals receivable at December 31, 2005 was received in 2006.

7. Notes receivable

Notes receivable consist of the following at December 31:

	2005	2006
Secured notes receivable	$4,146	$1,092
Notes receivable in defeasance structures	146,772	162,808
Notes receivable from lessee restructurings	48,265	3,551
Allowance for doubtful accounts	(2,563)	—
	$196,620	$167,451

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

7. Notes receivable (Continued)

The minimum future receipts under notes receivable at December 31, 2006 are as follows:

Minimum future notes receivable
2007	$15,070
2008	43,080
2009	5,249
2010	104,052
$167,451

The change in the allowance for doubtful notes receivable is set forth below:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006
Provision at beginning of period	$51,291	$51,500	$—	$2,563
Expense for doubtful notes receivable	(2)	9,066	1,777	(506)
Reclassification from trade receivable allowance	—	9,961	—	2,326
Other(a)	211	—	786	(4,383)
Provision at the end of period	$51,500	$70,527	$2,563	$—

(a)           Other includes direct write offs and receipt of direct write offs.

8. Prepayments on flight equipment

In 1999, we signed a forward order contract with Airbus for the acquisition of up to 32 new aircraft between 2004 and 2009 (“1999 Forward Order”). Of that original order, one aircraft delivery was cancelled pursuant to cancellation rights granted by Airbus and 16 aircraft have been delivered through December 31, 2006. In January 2006, we exercised cancellation rights on a further six aircraft deliveries originally scheduled for delivery in 2008 and 2009, leaving nine firm aircraft remaining under the contract to be delivered in 2007.

In 2005, through a wholly-owned special purpose company (“AerVenture”), we signed a letter of intent with Airbus for the forward purchase of 70 aircraft (“2005 Forward Order”). As discussed above, we consolidate the accounts of AerVenture as it is a variable interest entity for which we are the primary beneficiary.

In December 2006, we placed an order with Airbus to acquire 20 new A330-200 widebody aircraft (“A330 Forward Order”). The delivery schedule for the A330 Forward Order includes ten aircraft to be delivered in 2009 and ten aircraft to be delivered in 2010.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

8. Prepayments on flight equipment (Continued)

In connection with all three forward order contracts, we are required to make scheduled prepayments toward these future deliveries (see table in Note 5). A total amount of interest of $7,850, $3,084, $2,767 and $6,236 was capitalized with respect to these payments for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively. As described in Note 16, because the contracted purchase prices of the aircraft at delivery under the 1999 Forward Order are in excess of the anticipated fair market value of the aircraft at delivery, we have recognized an accrual for onerous contracts with respect to this forward order at the 2005 Acquisition.

Following is a summary of the movements in prepayments on flight equipment during the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27 to December 31, 2005	Year ended December 31, 2006
Net book value at beginning of period	$160,624	$135,202	$—	$115,657
Fair value of acquired prepayments	—	—	119,200	—
Prepayments made	33,366	19,711	26,604	93,708
Prepayments applied against the purchase of flight equipment	(66,638)	(18,564)	(32,914)	48,971)
Interest capitalized	7,850	3,084	2,767	6,236
Net book value at end of period	$135,202	$139,433	$115,657	$166,630

9. Investments

Investments consist of the following at December 31:

	2005	2006
Subordinated debt investment in single aircraft owning company	$3,000	$3,000
25% equity investment in unconsolidated joint venture (AerDragon)	—	15,000
	$3,000	$18,000

Our subordinated debt investment in a single aircraft owning company is accounted for at cost. Our 25% equity investment in an unconsolidated joint venture is accounted for under the equity method.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

10. Intangible assets

The following table presents details of amortizable intangible assets and related accumulated amortization and goodwill:

	As of December 31, 2005
	Gross	Accumulated amortization	Other	Net
Lease premiums	$45,134	$(6,563)	$—	$38,571

	As of December 31, 2006
	Gross	Accumulated amortization		Other (Note 17)		Net
Lease premiums	$56,510	$(16,869	)(a)	$(29,064	)(b)	$10,577
Customer relationships—parts	19,800	(890)		—		18,910
Customer relationships—engines	3,600	(883)		—		2,717
FAA certificate	1,100	(50)		—		1,050
Non-compete agreement	1,100	(125)		—		975
Net book value at end of period	$82,110	$(18,817)		$(29,064)		$34,229

(a)           Includes ($1,382) from the write-off of lease premium in connection with the sale of related aircraft.

(b)          Reduction of $17,431 and $5,386 inclusive of deferred tax effect determined through an iterative calculation due to elimination of valuation allowances in Ireland and the U.S., respectively existing at the date of the 2005 Acquisition (Note 17).

The following table presents the changes to amortizable intangible assets during the periods indicated:

	Period from June 27, 2005 to December 31, 2005 (c)	Year ended December 31, 2006
Net carrying value at beginning of period	$—	$38,571
Lease premiums acquired in 2005 Acquisition	45,134	—
Intangible assets acquired in AT Acquisition	—	25,600
Purchases of intangible lease premiums	—	11,376
Amortization	(6,563)	(10,872)
Disposals	—	(1,382)
Write-off of intangibles from decrease in tax valuation allowance (note 17)	—	(29,064)
Net carrying value at end of period	$38,571	$34,229

(c)           No intangible assets existed prior to this period.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

10. Intangible assets (Continued)

Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2007	$5,930
2008	5,791
2009	5,842
2010	4,012
2011	2,716
Thereafter	9,938
$34,229

The remaining weighted average amortization period for the amortizable intangible assets is 90 months.

We recognized goodwill of $38,199 in the AT Acquisition. As described below in Note 17, as a result of the AT acquisition, we reduced goodwill by $31,423 in connection with the reduction of a valuation allowance against our US tax assets.

11. Inventory

We had no inventory at December 31, 2005. Following are the major classes of inventory at December 31, 2006:

Engine and airframe parts	66,486
Work-in-process	3,971
Airframes	2,005
Engines	10,349
$82,811

12. Derivative assets and liabilities

We use a variety of derivative instruments to manage exposure to interest rate and foreign currency risk. These derivative products can include interest rate caps, swaps, options and forward contracts.

As of December 31, 2006 the interest rate swaps and caps had notional amounts of $2,500,000 and a fair value of $17,569. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

12. Derivative assets and liabilities (Continued)

We have not applied hedge accounting under SFAS 133, Accounting for Derivatives, to any of the above derivatives. The change in fair value of the derivatives, therefore, is recorded in income from continuing operations before income taxes and minority interests as a reduction of interest expense as specified below:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended	Six months ended	June 27 to	Year ended
	December 31, 2004	June 30, 2005	December 31, 2005	December 31, 2006
Change in fair value of derivatives	$19,913	$11,592	$20,813	$7,874

Our agreement with the derivative counterparties requires a two-way cash collateralization of derivative fair values, except for those owned by ALS. Cash paid and received under such arrangements is included in restricted cash (note 3).

The maximum length of time over which we are hedging our exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 2016.

13. Other assets

Other assets consist of the following at December 31:

	2005	2006
Debt issuance costs	$36,510	$56,628
Other tangible fixed assets	2,431	12,437	(a)
Receivables from aircraft manufacturer	5,884	4,228
Prepaid expenses	2,711	5,491
Other receivables	3,885	13,647
	$51,421	$92,431

(a)    The increase in other tangible fixed assets and other receivables between 2005 and 2006 is due primarily to the acquisition of AeroTurbine.

Amortization of debt issuance costs was $835, $885, $566 and $11,777 for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27 to December 31, 2005 and the year ended December 31, 2006, respectively. The unamortized debt issuance costs at December 31, 2006 amortize annually from 2007 through 2018.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

14. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following at December 31:

	2005	2006
Guarantee liability	$18,798	$15,668
Accrued expenses	31,294	42,681
Accrued interest	11,776	14,373
Lease deficiency	14,694	19,744
	$76,562	$92,466

Guarantee liability—In 1996, we terminated lease agreements with two head lessors covering 12 A320 aircraft under which we were obligated as head-lessee. In connection with this early termination, we assigned our rights as sublessor under sublease agreements covering the 12 aircraft to the respective head lessors.

In addition to the sublease assignments, we also issued guarantees to the head lessors covering the sublessee’s obligations to the head lessors under the assigned subleases. We would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2006, the maximum amount which we could be required to pay is estimated at $31,074. The subleases and our obligations under the guarantees expire between the years 2007 and 2012. As referenced in Note 3, our potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to us according to a set schedule as the sublessee fulfills its obligations under the leases.

We have recognized a liability equal to the estimated fair value of the guarantee since the time we became obligated for the guarantee as a result of a previous company acquisition. At the date of the 2005 Acquisition, we adjusted the fair value of the guarantee obligation in connection with the purchase accounting.

Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 29 months.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

15. Debt

Debt consists of the following as of December 31:

	2005	2006	Weighted average interest rate December 31, 2006	Maturity
ECA-guaranteed financings	$570,950	$567,900	5.49%	2007-2018
JOL financings	149,037	100,261	5.64%	2007-2015
Pre-delivery payment facility	—	8,130	7.00%	2007-2010
UBS revolving credit facility	—	234,577	7.84%	2007-2012
AT revolving credit facility	—	65,688	6.87%	2007-2011
GATX portfolio acquisition facility	—	218,399	6.79%	2007-2013
ALS securitization debt (G1, G2, C and D classes)	946,047	844,308	6.33%	2007-2016
Commercial bank debt	335,583	353,725	6.41%	2007-2019
Capital lease obligations	24,606	—	—	—
Capital lease obligations under defeasance structures	146,772	162,151	5.72%	2007-2010
	$2,172,995	$2,555,139

The weighted average interest rate in the table above includes the impact of derivative instruments which we hold to hedge our exposure to interest rates.

Aggregate maturities of debt and capital lease obligations during the next five years and thereafter are as follows:

Debt maturing
2007	$390,945
2008	277,676
2009	241,931
2010	316,128
2011	145,007
Thereafter	1,183,452
$2,555,139

ECA-guaranteed financings—In April 2003, we entered into an $840,000 export credit facility (“ECA Facility”) for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies (“ECAs”). In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1,215,000 for a further three years. The terms of the lending commitment in the ECA Facility are such that the ECAs only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month Libor ranges from 0.25% for aircraft delivered under the original facility and 0.12% for those aircraft delivered subsequently to the January 2006

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

15. Debt (Continued)

amendment. We are obligated to repay principal on ECA loans over a 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

The security structures of the ECA-guaranteed debt require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the lenders. We have entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the ECA financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the respective financing. The obligations of each of our aircraft-owning subsidiaries under the ECA Facility are guaranteed by us.

At December 31, 2006, we had financed 17 aircraft under the ECA Facility, plus four aircraft financed under ECA financings prior to the April 2003 facility agreement. The net book value of aircraft pledged to the ECAs under the ECA Facility and the previous ECA loans was $598,366 at December 31, 2006.

JOL Financings—We have entered into several Japanese operating lease (“JOL “) finance structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. The interest rate on the subordinated loans is fixed and the interest rate on the senior loans are variable based on three- and six-month LIBOR with spreads ranging from 0.25% to 1.35%. The security structures of the JOL financings require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the JOL financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the respective financing. The obligations of each of our aircraft-owning subsidiaries under the JOL financings are guaranteed by us. All loans under the JOL financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. At December 31, 2006, we had financed three aircraft under JOL structures. The net book value of aircraft pledged to JOL financings was $89,671 at December 31, 2006.

Pre-delivery Payment Facility—Our consolidated joint venture vehicle, AerVenture, has entered into a credit facility during 2006 with Calyon to finance a portion of the pre-delivery payments to Airbus in an amount up to $118,900 (“AerVenture Facility”). Prior to drawing on the facility, AerVenture will pay, on average, 54% of the pre-delivery payment amount owed for each aircraft to be delivered in 2007, 60% of such amounts for each aircraft to be delivered in 2008 and 42% of such amount for each aircraft to be delivered in 2009. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. Borrowings under the AerVenture Facility are secured by, among other things, the partial assignment of the airframe and engine purchase

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

15. Debt (Continued)

agreements in respect of the 30 aircraft covered by the facility, including the right to take delivery of the aircraft where Calyon has provided the pre-delivery payments and the aircraft remains undelivered. The AerVenture Facility contains customary affirmative and financial covenants for secured financings. We have agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture Facility is fully repaid. AerVenture is required to maintain a minimum net worth and a debt to equity ratio below a specified threshold.

UBS Revolving Credit Facility—AerFunding 1 Limited (“AerFunding”) is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding was formed for the purpose of acquiring used aircraft assets which we acquire in the market. AerFunding entered into a non recourse senior secured revolving credit facility during 2006 in the aggregate amount of up to $1,000,000 with a syndicate of financial institutions led by UBS. The revolving loans under the credit facility are divided into three classes: class A loans, which have a maximum advance limit of $715,000, class B loans, which have a maximum advance limit of $180,000, and class C loans, which have a maximum advance limit of $105,000. In addition to borrowings under the revolving credit facilities, AerFunding has also issued subordinated notes to us at each aircraft purchase. Borrowings under the revolving credit facility can be used to finance between 72% and 84% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 85% and 86% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Borrowings under the revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding’s interests in the leases of its assets.

The UBS revolving credit facility includes general and operating covenants that restrict additional indebtedness in the AerFunding subsidiaries owning the related aircraft, the payment of dividends and other limitations which are customary for such credit facilities.

At December 31, 2006, we had financed ten aircraft under the UBS revolving credit facility. The net book value of the ten aircraft pledged to lenders under the credit facility was $295,191 at December 31, 2006.

AeroTurbine Revolving Loan Facility—In connection with the prepayment of the existing senior and subordinated debt with Calyon with the proceeds of our initial public offering, we amended and restated our AeroTurbine credit facilities and increased the capacity under the revolving loan facility to $220,000. Borrowings under the revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries. The revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to incur additional indebtedness;  create liens on assets, including assets financed with proceeds from the revolving loan facility; make advances, loans, extensions of credit, guarantees, capital contributions or other investments; engage in mergers or consolidations; engage in certain sale-leaseback transactions; change the business conducted by AeroTurbine and its subsidiaries; and make certain capital expenditures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

15. Debt (Continued)

Additionally, the revolving loan facility includes a restriction in AeroTurbine’s ability to declare or pay dividends or other asset distributions to other group companies above a certain defined threshold. The revolving loan facility also requires AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios. All of AeroTurbine’s tangible assets of approximately $328,332 at December 31, 2006 are pledged as collateral for the revolving loan facility.

GATX Portfolio Acquisition Facility—In connection with the purchase of a portfolio of up to 25 aircraft from GATX, our consolidated subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248,000 with Calyon and certain other financial institutions. Borrowings under the senior facility can be used to finance the lesser of 70% of the purchase price of each aircraft and a scheduled percentage of loan amounts related to such aircraft. Borrowings under the senior facility are secured by mortgages on the aircraft and security interests in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests. The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities. At December 31, 2006, we had financed 24 aircraft under the loan facility. The net book value of the 24 aircraft pledged to lenders under the loan facility was $316,793 at December 31, 2006.

ALS Securitization Debt—ALS is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS is owned 95% by Jersey charitable trusts and 5% by AerCap Ireland. ALS was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On September 15, 2005, ALS issued five subclasses (G-1A, G-2A, C-1, D-1 and E-1) of securitized notes secured by the 42 aircraft. The class G-1A, class G-2A and class C notes and a portion of the class D notes were issued to public investors for cash upon closing. The remaining class D notes ($773) and the class  E notes are held by us. The net book value of the 42 aircraft pledged as collateral for the securitization debt was $949,474 at December 31, 2006.

ALS is bankruptcy-remote from us and the lenders to ALS may only look to proceeds derived from the 42 ALS aircraft for repayment. The indenture agreement, which governs the securitized notes, require that ALS hold a designated amount of cash aside in restricted accounts for future cash flow requirements of ALS. All cash held by ALS is recorded as restricted cash on our balance sheets. The indenture also requires ALS to comply with a number of general and operating covenants including, but not limited to the following:

Limitations on aircraft modifications, acquisition and disposals.

Limitation on transactions with us and our affiliates.

Maintenance of separate existence.

Compliance with concentration limits with regard to financial strength, regional location and specific country of lessees.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

15. Debt (Continued)

Commercial Bank Debt—We have entered into various commercial bank financings to fund the purchase of individual or small groups of aircraft. The financings mature at various dates through 2019. The interest rates are a mix of one-, three- and six-month LIBOR-based with spreads ranging from 0.95% to 1.80%. The financings are secured by a pledge of the shares of the subsidiaries owning the related aircraft and a guarantee from us.  Most of our commercial bank debt contain affirmative covenants customary for secured financings, such as the regular provision of financial information and disclosure of material events affecting us, among others. At December 31, 2006, we had financed 14 aircraft under commercial bank financings. The net book value of the 14 aircraft pledged to commercial bank financings was $438,634 at December 31, 2006.

Capital Lease Obligations—We are obligated under capital lease agreements involving four aircraft that originated from sale-leaseback transactions. Our obligations under these capital leases are defeased through interest bearing receivables held by the lenders to the sale-leaseback structures. We have also placed additional commercial debt financing of $108,929 at December 31, 2006 on these four aircraft. The net book value at December 31, 2006 of the four aircraft securing the capital lease obligations was $144,325, which is also included in the net book value of aircraft securing commercial bank debt above. Depreciation of $8,858, $3,084, $4,429 and $6,169 have been charged on these assets during the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006. The future minimum lease payments under the capital leases, together with the scheduled return of principal amounts in related defeased structures are as follows:

	Rental commitments	Defeased notes receivable	Net rental Commitments
2007	$11,456	$11,456	—
2008	50,865	50,865	—
2009	6,154	6,154	—
2010	121,653	121,653	—
	190,128	190,128	—
Less amount representing interest	(27,977)	(27,977)	—
Present value of minimum payments	$162,151	$162,151	—

During 2006, we purchased an aircraft that was previously subject to a capital lease and terminated the capital lease obligation. The purchase consideration represented a discount of $8,263 to the carrying value of our capital lease obligation. In accordance with FIN 26, Accounting for Purchase of a Leased Asset by the Lessee during the Term of the Lease an interpretation of FASB Statement No. 13, the amount of the discount has been applied to reduce the net book value of the related aircraft.

At December 31, 2006, we had also issued letters of credit in an amount of $44,556 in support of certain obligations. All issued letters of credit are fully cash collateralized with restricted cash. In addition, at December 31, 2006, we had committed credit facilities of $922,300 and an on-demand overdraft facility of $10,000, which were undrawn.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

15. Debt (Continued)

A total amount of capitalized interest of $7,850, $3,084, $2,767 and $4,888 reduced interest expense in respect of the prepayments on flight equipment (Note 8) for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and  the year ended December 31, 2006, respectively.

16. Accrual for onerous contracts

Accrual for onerous contracts consist of the following items, which are described below at December 31:

	2005	2006
Lease-in, lease-out transactions	$86,148	$72,959
1999 Forward Order	66,486	38,374
	$152,634	$111,333

Lease-in, Lease-out transactions—At December 31, 2006, we leased in 11 aircraft from several different lessors under operating head leases that mature between 2008 and 2012. We have entered into sublease agreements with several different customers covering these same 11 aircraft. In all cases, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts, however, are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value as a result of purchase accounting.

We have established a liability equal to the difference between the present value of head lease expenses and the present value of sublease revenue, discounted at appropriate discount rates. The amount of this liability amortizes to income monthly on a constant yield basis as we meet our obligations under the head leases.

Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases:

	Head lease payments	Sublease Receipts
2007	$39,129	$23,748
2008	34,640	20,368
2009	28,339	15,858
2010	25,652	15,708
2011	24,911	15,708
Thereafter	21,745	10,573
	$174,416	$101,963

As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

16. Accrual for onerous contracts (Continued)

Forward order contract—As indicated in Note 8, we are committed for the purchase of nine firm aircraft under the 1999 Forward Order contract for delivery in 2007. The purchase price of these aircraft will be determined at the date of delivery. The final price depends upon the specification of the aircraft and the level of escalation applied to the contracted price which is dependent upon economic indices. An amount of $63,433, exclusive of capitalized interest, is prepaid in respect of delivery of these aircraft at December 31, 2006. Because the contracted purchase prices of the aircraft at delivery are in excess of the anticipated fair market value of the aircraft at delivery, we have recognized an accrual for onerous contracts with respect to the forward order. The accrual was recognized at the date of the Acquisition as the excess of the net present value of costs to be incurred under the contract over the estimated fair value of the aircraft at delivery.

17. Income taxes

We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 2006
Deferred tax expense (benefit)
The Netherlands	$(11,825)	$705	$9,802	$22,664
Ireland	11,504	3,190	890	9,399
United States of America	—	—	—	(8,044)
Sweden	—	—	—	(9,010)
Other	495	324	(83)	(115)
	174	4,219	10,609	14,894
Current tax (benefit) expense
United States of America	(6)	(92)	(39)	1,430
Income tax expense	$168	$4,127	$10,570	$16,324

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

17. Income taxes (Continued)

Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 2006
Income tax (benefit) expense at statutory income tax rate(a)	$(31,559)	$11,197	$17,829	$30,705
Increase (reduction) in tax resulting from:
Tax exempt (income) expense	39,724	—	—	18,813
Reduction of Netherlands corporate tax rate(b)	—	—	—	6,158
Non-taxable results of limited partnership operations	—	—	(6,123)	(12,421)
Reduction in Swedish valuation allowance	—	—	—	(9,010)
Tax on global activities	(7,997)	(7,070)	(1,136)	(17,921)
	31,727	(7,070)	(7,259)	(14,381)
Actual income tax expense	$168	$4,127	$10,570	$16,324

(a)           The statutory income tax rates in the Netherlands were 34.5% for the year ended December 31, 2004, 31.5% for the six months ended June 30, 2005 and the period from June 27, 2005 to December 31, 2005 and 29.6% for the year ended December 31, 2006.

(b)          The Netherlands corporate income tax rate dropped to 25.5% effective January 1, 2007. As a result, we recognized a reduction to our related deferred tax asset through a charge to the income tax provision.

The calculation of income for tax purposes differs significantly from book income. Deferred income tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions. Tax loss carryforwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant timing differences. In addition, the U.S. subsidiaries have significant timing difference in respect of payments and receipts under the lease-in, lease-out transactions described in Note 16 and timing differences with respect to capitalized expenses.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

17. Income taxes (Continued)

The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2005 and 2006.

	December 31, 2005
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(57,608)	$(155)	$(1,566)	—
Prepayments on flight equipment	(4,297)	—	—	—
Lease premium asset	9,131	1,017	—	—
Lessee receivables	—	—	8,130	—
Loss-making contracts	(21,401)	—	(29,068)	—
Obligations under capital leases and debt obligations	—	(8,136)	—	—
Capitalized expenses	—	—	(1,229)	—
Investments	39,827	(2,500)	—	—
Losses and credits forward	(22,072)	(50,925)	(5,616)	$(8,829)
Other	1,953	(1,611)	(4,823)	—
Valuation allowance on tax assets	—	17,431	34,172	8,829
Net deferred tax (asset) liability	$(54,467)	$(44,879)	$—	$—

	December 31, 2006
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(42,507)	$2,922	$27,242	$—
Prepayments on flight equipment	(2,503)	—	—	—
Intangibles	—	—	8,927	—
Lessee receivables	—	—	(1,807)	—
Inventory	—	—	2,145	—
Loss-making contracts	(9,785)	—	(21,097)	—
Obligations under capital leases and debt obligations	—	(7,881)	—	—
Capitalized expenses	—	—	(1,275)	—
Investments	25,389	(2,500)	—	—
Losses and credits forward	(7,098)	(44,303)	(7,236)	(9,010)
Other	(3,287)	(710)	(3,720)	—
Valuation allowance on tax assets	—	—	—	—
Net deferred tax (asset) liability	$(39,791)	$(52,472)	$3,179	$(9,010)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

17. Income taxes (Continued)

The change in the valuation allowance for the deferred tax asset has been as follows:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Valuation allowance at beginning of period	$83,697	$64,138	$60,432
Reduction of allowance to income tax provision	(19,559)	(3,706)	(9,010)
Reduction of allowance to intangible assets	—	—	(22,817)
Reduction of allowance to goodwill	—	—	(30,058)
Increase of allowance to income tax provision	—	—	1,453
Valuation allowance at end of period	$64,138	$60,432	—

The Netherlands

The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of losses forward and accelerated tax depreciation, no current tax expense arises with respect to the Netherlands subsidiaries. Deferred income tax is calculated using the Netherlands corporate income tax rate legislated to be in effect when the temporary differences reverse of 25.5%.

Ireland

Our aircraft owning and principal operating Irish resident subsidiaries enjoyed the benefit of a 10% rate of corporate tax on qualifying trading activities until December 31, 2005. After December 2005, the enacted tax rate is 12.5%. Some of the Irish entities have significant losses forward at December 31, 2006 which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including the anticipated interest income to be received from ALS securitization notes which we hold and the interest to be received by our Irish subsidiaries on loans transferred to Ireland in connection with our change in corporate structure described in Note 1, we expect to recover the full value of our Irish tax assets and have eliminated the previous valuation allowance at December 31, 2006. In accordance with SFAS 109, Accounting for Income Taxes, the offsetting entry to the reduction in the valuation allowance which was established at the 2005 Acquisition, reduced the intangible lease premium asset that was recognized at the time of the 2005 Acquisition.

United States of America

Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Prior to our acquisition of AeroTurbine, our U.S. subsidiaries had significant timing differences available to offset future federal taxable profits and no current tax charge arose in periods prior to the AeroTurbine acquisition. Following a change of ownership of the U.S. Company in November 2000, and the change of control at the 2005 Acquisition, certain restrictions, under Section 382 of the IRS tax code, were imposed on the utilization of the net losses in existence at those dates and no tax asset had been recognized for these losses occurring prior to these changes of control. As of December 31, 2005, $5,616 of net losses occurring subsequent to the 2005 Acquisition existed, which would begin to expire in 2025. Based on projections of taxable income

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

17. Income taxes (Continued)

in the U.S. at December 31, 2005, however, the realizability of any portion of these deferred tax assets was unlikely and a valuation allowance had been established to cover the entire amount.

As a result of the AeroTurbine acquisition, our projections of future taxable income of the U.S. group indicate we will generate sufficient taxable income to recover the full value of all tax assets in the U.S. group, including net operating losses which begin to expire in 2025 which are not otherwise restricted under Section 382. Based on these projections, we have eliminated our U.S. valuation allowance at December 31, 2006. In accordance with SFAS 109, the offsetting entry to the reduction in the valuation allowance which was established at the 2005 Acquisition, reduced the remaining intangible lease premium asset of $5,386 recognized at the time of the 2005 Acquisition and then reduced goodwill recognized in the AeroTurbine Acquisition of $30,058.

Beginning with the tax year ending December 31, 2006, we will file a consolidated federal income tax return in the U.S. which will include the accounts of AeroTurbine. Section 384 of the IRS code restricts the use of net operating losses of an acquiring entity to offset recognized built-in gains of an acquired entity in certain circumstances. As a result of recognized built-in gains from the operations of AeroTurbine in the period between the AeroTurbine Acquisition and December 31, 2006 which exceed the losses of the consolidated U.S. group during the same period, we expect to pay current federal and state income taxes of $1,430 related to 2006.

Sweden

The Swedish entities have significant losses forward at December 31, 2006 which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have eliminated the previous valuation allowance at December 31, 2006. As the intangible lease premium asset that was recognized at the time of the 2005 Acquisition was completely reduced by the release of the Irish and U.S. valuation allowance, the offsetting entry to the reduction in the Swedish valuation allowance which was established at the 2005 Acquisition, reduced the provision for income taxes in accordance with SFAS 109, Accounting for Income Taxes,

18. Share capital

From the date of our acquisition of AerCap B.V. to just prior to our initial public offering, we were a Netherlands limited partnership under the name of AerCap Holdings C.V. with $370,000 of partnership capital held by four limited partners and one general partner, all located in Luxemburg. In anticipation of our public offering, AerCap Holdings N.V. was formed with 45,000 shares held by the same Luxemburg entities. AerCap Holdings N.V. issued one additional share to acquire all of the assets and liabilities of AerCap Holdings C.V. in a common control transaction after which, AerCap Holdings C.V. was put in liquidation. On November 10, 2006, we effected a 1,738.6 for one stock split resulting in total shares issued and outstanding of 78,236,957 and reduced the par value of each common share from €1.00 to €.01. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, we have retroactively reflected our capital structure during the period when our group was owned by AerCap Holdings C.V. (limited partnership) as if it were owned by AerCap Holdings N.V. based on 78,236,957 shares outstanding.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

18. Share capital (Continued)

On November 21, 2006, we sold 6.8 million shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine, our wholly-owned subsidiary. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686.

As of December 31, 2006, our authorized share capital consists of 200,000,000 common shares with a par value of €.01 with 85,036,957 issued and outstanding.

As described in Note 15, the ability of our wholly-owned subsidiary, AeroTurbine, to declare and pay dividends to us of cash or other assets, above a certain threshold is restricted under the terms of its revolving loan facility. Our consolidated shareholders’ equity includes shareholders’ equity attributable to AeroTurbine of $258,483.

19. Share-based compensation

Effective June 30, 2005, Bermuda holding companies (“Bermuda Parents”) which indirectly owned 100% of our equity interests put into place an Equity Incentive Plan (“Equity Plan”) under which members of our senior management, Board of Directors and a consultant (the “participants”) can be granted either restricted shares or share options (“Equity Grants”) in the Bermuda Parents. The Bermuda Parents from which the restricted shares and share options have been granted were formed with identical capital structures (95% preferred shares and 5% common shares) and each have an equal percentage indirect ownership interest in us, representing 100% of our ownership interests in aggregate prior to our initial public offering and 69.3% after our initial public offering. The Bermuda Parents do not own any other significant assets or conduct any other significant activities outside of their indirect investment in us and the value of the Bermuda Parents is derived exclusively with reference to the value of our shares.

We apply the  provisions of SFAS 123(R), “Share-based payments” in accounting for the Equity Grants. In addition to formal vesting restrictions, the terms of the Equity Grants contain provisions which allow the Bermuda Parents to repurchase any restricted shares or shares obtained through the exercise of options at the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Equity Grants signed a Share Agreement in connection with our public offering which gives each of them the right to exchange their Bermuda Parent shares or share options for our shares or options on our shares directly with the Bermuda Parents. Such right is not exercisable until two years from our initial public offering date. The Share Agreement also restricts all such holders from selling or pledging their interests in the Bermuda Parents. At the expiration of the two-year period, the participants will not be restricted from selling their interests in our shares.

In December 2005, restricted shares and share options were issued to members of our senior management and a consultant. The terms of the Equity Grants contain provisions which allow the Bermuda Parents to repurchase any restricted shares or shares obtained through the exercise of options at no cost at the occurrence of certain employment termination events. According to the terms of the Equity Grants issued at that time, the options were to vest and certain restrictions on the restricted shares were to

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

19. Share-based compensation (Continued)

lapse during the period from June 2005 to December according to certain time and performance criteria. As set forth in the restricted share and option agreements, all share options vested and all restrictions on restricted shares lapsed (other than the repurchase rights referred to above), upon the closing of our initial public offering. The fair value of the shares and options issued in December 2005 were calculated with reference to the transaction price for the 2005 Acquisition on June 30, 2005 and considered all factors effecting the value between that date and the grant date. For all shares and share options except those held by a consultant, expense recognition under SFAS 123(R) is based on the grant date fair value. The share-based compensation for the consultant is based on the mark-to-market value of the underlying shares at each reporting date. Despite the formal vesting of these restricted shares and share options at the date of our initial public offering, expense recognition of these Equity Grants will be recognized between the date of our initial public offering and two years from that date, which is the date that the holders can exchange their Bermuda holding company shares for shares in our company and sell them in the market. This period of two years represents  the period of “substantial vesting” under SFAS 123(R).

On April 26, 2006, (the date of the AT Acquisition) the selling shareholders of AT purchased restricted shares in the Bermuda Parents. These restricted shares were subject to certain time and performance criteria similar to the December 2005 grants. The agreements which govern the restricted shares, allow the Bermuda Parents to call the restricted shares and allow the employees to put their shares back to the Bermuda Parents at fair market value upon the occurrence of certain employment termination events.  In connection with our initial public offering, all restrictions on these restricted shares, other than the put and call rights referred to above, lapsed.

On August 21, 2006 and September 5, 2006 the Bermuda Parents issued stock options under the Equity Plan to three members of the Company’s senior management. The options vest over a four-year  period of time according to both time and performance-based criteria. Twenty-percent of the options vested upon our initial public offering and another 20% vested on December 31, 2006 based on achievement of performance measures. All of these options issued vest upon a change of control, excluding an initial public offering of our shares. The option agreements contain provisions which allow the Bermuda Parents to repurchase any shares obtained through the exercise of options at the lower of fair market value or the exercise price paid at the occurrence of certain employment termination events.

On September 5, 2006, the Bermuda Parents granted options under the Equity Plan to four non-executive directors of the Company. The options granted to the directors are not subject to vesting criteria and are exercisable for a period of ten years. The Bermuda Parents have the right to repurchase any shares acquired through the exercise of options at fair market value within 90 days of the conclusion of any director’s term on the board of directors.

Since all of the Equity Grants outstanding are shares or share options in the Bermuda Parents and since the right of the holders of the Equity Grants to exchange their shares in the Bermuda Parents for our shares after the two-year period is not directly with us, the existence of the restricted share and share options is not dilutive to our share ownership.

The fair values of all shares and share options granted in 2006 as described above were calculated assuming the midpoint valuation of our shares held by the Bermuda Parents in connection with the public offering of our shares. To this value, a discount for lack of marketability (‘‘DLOM’’) was applied to reflect

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

19. Share-based compensation (Continued)

the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge. The application of a DLOM was supported by empirical data from studies of restricted shares and pre-IPO studies of share prices. In addition, the DLOM was supported by a ‘‘put-option’’ analysis which calculates the inherent difference in value between a freely traded share and an illiquid, restricted share.

With the exception of 25% of the restricted shares purchased by the AT executive, a DLOM of 20% was applied in the April 2006 valuation supporting the issuance of shares to the two AT executives. Because the AT executives had control over an employment termination right that would allow them to put the shares at fair market value to the Bermuda Parents immediately upon vesting, 25% of the shares purchased qualified as a liability award and the value of those shares was subject to mark-to-market movements until September 19, 2006, when the put right was modified through an amendment to the restricted share purchase agreement. A DLOM of 10% was applied to the valuation supporting the issuances in August and September 2006 and the 25% tranche held by the AT executives. The decrease to the DLOM between the two valuation dates reflects the increased probability of a successful public offering of our shares and the resulting closer proximity to a liquid market for shares in the Bermuda Parents.

In accordance with SFAS 123R, the amount of compensation expense recognized for restricted shares is derived with reference to the excess of fair market value of the shares at the date of grant (or the date of the amendment related to  the 25% fourth tranche held by the AT executives) over the price paid. The amount of expense recognized with respect to share options is based on the fair value of the option using the share valuation method described above and then applying a Black-Scholes option pricing model to the underlying share value. The value of each of the Equity Grants is recognized on a straight-line basis over the applicable vesting periods.

For options valued with a Black-Scholes option pricing model, we have used the following assumptions:

Volatility	38.25% - 39.90%
Expected life	5.00-5.93 years
Risk-free interest rate	4.67% - 4.72%
Dividend yield rate	0.00%

Since our shares had not traded in the public market, we derived our volatility assumptions by comparison to peer group companies. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life of the options. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention not to pay regular dividends in the foreseeable future. The differing volatilities and interest rates used result from the differences in expected life among the different tranches of stock options valued.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

19. Share-based compensation (Continued)

The offsetting entry for the compensation expense recognized for Equity Grants is to additional paid-in capital with no resulting effect on total shareholders’ equity, other than the positive effect of the deferred tax benefit ($10,291) related to the tax deductible portion of share-based compensation charges.

A summary of issuances under the Equity Plan at December 31, 2006 is set forth below. Because the number of shares and share options under the Equity Plan are shares and share options of the Bermuda Parents, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Bermuda holding company shares at December 31, 2006.

					Grant Date Fair		Expense recognized in the year ended December 31,
	Grant Date	Shares(a)(b)	Options(a)		Value		2006 (f)
December 2005 Grant (executives)	December 29, 2005	3,898,085	1,535,446		$3,056	(c)	$3,134
AT Executive Issuance	April 26, 2006	3,758,529	—		70,125		70,125
Senior Management Issuance	August 21 / September 5, 2006	—	980,004	(e)	9,712	(d)	1,453
Independent Director Issuance	September 5, 2006	—	252,587	(e)	3,923		3,923
		7,656,614	2,768,037		$86,816		$78,635

(a)           On a fully-diluted basis assuming all options vest and are exercised.

(b)          In addition to shares granted under the Equity Plan, members of management have purchased Bermuda holding company shares indirectly representing 186,389 of our common shares.

(c)           Excludes the fair value of 270,325 indirect shares owned by a consultant whose value is determined under FAS 123(R) based on the mark-to-market value at each reporting date.

(d)          Excludes the fair value of 367,502 indirect options where vesting is determined with respect to future performance criteria which has not yet been established. The share-based compensation charges for these options will be determined when those criteria are formally established.

(e)           These indirect options are subject to an exercise price of $7.00 per share.

(f)             For those shares and share options which have a grant date under SFAS 123(R) (excluding options which vest according to yet-to-be established performance criteria and restricted shares held by a consultant), we expect to record share-based compensation of $5,190, $4,716 and $347 in 2007, 2008 and 2009, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

Following is a summary of the issuances of new restricted shares and share options under the Equity Plan and the substantive vesting of such restricted shares and share options during the year ended December 31, 2006. All share numbers are calculated on a fully-diluted basis assuming the vesting, exercise and conversion to shares of AerCap Holdings N.V.

	Unvested Restricted Shares/Options Not Subject to a Strike Price	Unvested Options Subject to a $7.00 Strike Price
Balance at January 1, 2006	5,433,531	—
Issuance of restricted shares in connection with AeroTurbine Acquisition	3,758,529	—
Issuance to senior management		980,004
Substantive vesting during year	(5,645,100)	(392,002)
Balance at December 31, 2006	3,546,960	588,002

19. Share-based compensation (Continued)

On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares. No shares have been issued and none are outstanding under the plan. The terms and conditions of awards, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

20. Segment information

Reportable Segments

Prior to the acquisition of AT, we operated in one reportable segment—leasing, financing and management of commercial aircraft. From the date of the acquisition of AT, we manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and Parts”).

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

The following sets forth significant information from our reportable segments:

	AerCap B.V. Year ended December 31, 2004
	Aircraft	Engines and parts	Total
Revenues from external customers	$390,867	—	$390,867
Segment loss	(105,362)	—	(105,362)
Segment assets	3,614,950	—	3,614,950
Depreciation	125,877	—	125,877

20. Segment information (Continued)

	AerCap B.V. Six months ended June 30, 2005
	Aircraft	Engines and parts	Total
Revenues from external customers	$278,008	—	$278,008
Segment profit	33,700	—	33,700
Segment assets	2,841,689	—	2,841,689
Depreciation	66,407	—	66,407

	AerCap Holdings N.V. June 27, 2005 to December 31, 2005
	Aircraft	Engines and parts	Total
Revenues from external customers	$215,072	—	$215,072
Segment profit	49,663	—	49,663
Segment assets	3,061,233	—	3,061,233
Depreciation	45,918	—	45,918

	AerCap Holdings, N.V. Year ended December 31, 2006
	Aircraft	Engines and parts (a)	Total
Revenues from external customers	$689,226	$125,193	$814,419
Segment profit (loss)	145,801	(57,805)	87,996
Segment assets	3,532,809	390,183	3,922,992
Depreciation	95,933	6,454	102,387

(a)           Reporting for this segment began on April 26, 2006.

Geographical Information

The distribution of our lease revenue by geographic regions is as follows for the periods indicated:

	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Europe	36%	33%	33%	35%
Asia/Pacific	35%	43%	44%	43%
Latin America	7%	6%	5%	7%
North America and Caribbean	21%	18%	18%	15%
Africa/Middle East	1%	—	—	—
	100%	100%	100%	100%

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(US dollars in thousands)

No lessee accounted for more than 10% of lease revenue in any of the periods indicated above. Sales revenue is comprised of 69% from our aircraft segment and 31% from our engine and parts segment. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because amounts are

20. Segment information (Continued)

less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

The following table indicates the percentage of long-lived assets (flight equipment and intangible assets) that are leased to or associated with customers in the indicated regions as at December 31, 2005 and December 31, 2006:

	2005	2006
Europe	46%	41%
Asia/Pacific	37%	35%
Latin America	3%	6%
North America and Caribbean	14%	18%
Africa/Middle East	—	—
	100%	100%

21. Goodwill impairment

We recorded an impairment of all existing goodwill $132,411 as a result of our annual goodwill impairment test in 2004. The valuation of our single reporting unit was calculated through a discounted cash flow approach and considered all of our then-existing assets and liabilities. In years prior to 2004, our ability to grow and make additional aviation investments was primarily controlled by the Previous Shareholder Lenders. Our strategic growth plans were based on an assumed easing of operational restrictions placed on us through our loans with the Previous Shareholder Lenders and an infusion of equity capital. We were not able to achieve such measures in 2004 and reforecasted our estimated cash flows, which were substantially less than the projected cashflows in previous years. Further, we became aware that the Previous Shareholder Lenders intended to sell us for a price below our book equity value.

22. Impairment on investment

During 2004, we accepted common shares in one of our lessees in lieu of cash in satisfaction of the lessee’s obligation for security deposits under the related leases. At the time of receipt of the shares, we recorded the fair value of the shares as investment on the balance sheet. Later in 2004, due to liquidity problems and financial uncertainty of the lessee, we recorded an impairment charge on the entire carrying amount of the investment in recognition of a permanent impairment in value of the shares.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

23. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Personnel expenses	$17,678	$9,360	$13,417	$114,463	(a)
Travel expenses	3,381	1,277	1,270	4,635
Professional services	9,488	4,702	6,662	19,415
Office expenses	3,865	1,474	1,571	4,590
Other expenses	2,037	2,746	4,029	6,261
	$36,449	$19,559	$26,949	$149,364

(a)           Includes share-based compensation of $78,635

We had 100 and 351 persons in employment as at December 31, 2005 and 2006, respectively. The increase in numbers of employees between  the periods is primarily the result of the acquisition of AeroTurbine and employees hired at our leased facility in Goodyear, Arizona.

24. Earnings per common share

Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Net (loss) income for the computation of basic and diluted earnings per share	$(105,362)	$33,700	$49,663	$87,996
Weighted average common shares outstanding	736,203	736,203	78,236,957	78,992,513
Basic and diluted (loss) earnings per common share	$(143.12)	$45.78	$0.63	$1.11

25. Related party transactions

Until the 2005 Acquisition, the Previous Shareholder Lenders had provided us with subordinated loans for a total of $350,650 as at December 31, 2004. The interest rates on these loans were variable and are calculated on the basis of six-month LIBOR. Interest of $10,866 and $7,373 was included in interest on indebtedness for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. These loans were acquired at the 2005 Acquisition by AerCap Holdings C.V. and are eliminated in consolidation in these consolidated accounts.

The Previous Shareholder Lenders also participated in our senior credit agreements prior to the B.V. Acquisition. A total of $1,516,604 was outstanding under these credit agreements at December 31, 2004.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

25. Related party transactions (Continued)

The interest rate on the credit facility is variable and is calculated on the basis of LIBOR. Interest on the senior debt of $61,634 and $34,842 is included in interest on debt for the year ended December 31, 2004 and for the six months ended June 30, 2005, respectively.

Wings is a wholly-owned subsidiary of DASA, who is wholly-owned by one of our Previous Shareholder Lenders. We provide aircraft lease management and remarketing services to Wings for which we received fees of $1,623 and $685 for the year ended December 31, 2004 and the six months ended June 30, 2005, after which Wings is no longer a related party due to the sale of our shares by our Previous Shareholder Lenders.

AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of  $8,500, $1,733, $850 and $1,700 for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5,400, $2,358,$2,440 and $5,208 for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively

We have made payments to Cerberus and third parties on behalf of Cerberus totaling $1,203 since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our acquisition of AeroTurbine. In addition, this amount also includes approximately $200 of reimbursements for consulting services incurred by Cerberus in connection with Cerberus’s evaluation of the 2005 Acquisition. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms’ length negotiations that will not be less favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

We lease two A320-200 model aircraft to Air Canada. One lease began on April 23, 2002 and extends for a term of six years. The other lease began on May 29, 2002 and extends for a term of ten years. Cerberus indirectly controls 11% of the equity of Air Canada as from September 30, 2004 and has a majority equity interest in AerCap Holdings N.V. as from June 30, 2005. Cerberus did not hold such equity interest in Air Canada and AerCap Holdings N.V. at the time we entered into the leases with Air Canada.

In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13,800 in connection with a JOL financing. The Japanese operating lessor required

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

25. Related party transactions (Continued)

the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1,000,000 with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50,000 the Class A loans and up to $25,000 of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2006, we had drawn and there remained outstanding $172,243 of the class A loans and $40,625 of the class B loans.

We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease was amended in March 2006 to adjust the rent to current market rates commencing on January 2007.

In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir’s other shareholders and creditors to enter into a Shareholders’ and Noteholders’ Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing  €7,800 note, convertible into approximately 26% of WizzAir’s outstanding shares on a fully diluted basis as of February 2005. Under the terms of the Shareholders’ and Noteholders’ Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1,800. We sold all of our WizzAir convertible notes in September 2006.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

26. Commitments and contingencies

Property and other rental commitments

We have entered into property rental commitments with third parties, which expire in 2011, amounting to $7,499 and $16,255 as of December 31, 2005 and 2006, respectively. We also have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2007	$3,775
2008	3,220
2009	3,072
2010	1,822
2011	1,822
Thereafter	2,544
$16,255

Legal proceedings

VASP litigation

We leased 13 aircraft and three spare engines to Vicao Aerea de Sao Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess its aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines (the “Repossessed Assets”) from VASP. We repossessed and exported the Repossessed Assets in 1992. VASP appealed this decision.

In 1996, the High Court of the State of São Paulo (the “High Court”) found in favor of VASP on its appeal. We were instructed to return the Repossessed Assets to VASP for the lease under the terms of the original lease agreements between us and VASP. The High Court also granted VASP the right to seek damages in lieu of the return of Repossessed Assets. Since 1996, we have pursued in this case in the Brazilian courts through various motions and appeals.

On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006, we appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil.

We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously and to pursue each of our claims against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

26. Commitments and contingencies (Continued)

Swedish tax dispute

In 2001, the Swedish tax authorities challenged our position in tax returns filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guarantee payment to the tax authority of $16,792 in 2003, which was recorded as a receivable in anticipation that we would prevail in our arguments. We appealed the decision of the tax authorities and in August 2004, a Swedish court ruled in our favor,  which resulted in a tax refund of $19,887 (which included interest and the effect of foreign exchange movements for the intervening period) to us, which was offset against the receivable established. In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to this appeal and have requested an oral hearing on the matter. The Court has responded that they would schedule an oral hearing, but we have not yet received notice of the timing of such hearing. Management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

27. Fair values of financial instruments

Statement of Financial Accounting Standards No. 107 “Disclosures about Fair Value of Financial Instruments” defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values of financial instruments have been determined with reference to available market information. However, considerable management judgment is required in interpreting market data to arrive at estimates of fair values. Accordingly, the estimates presented herein may not be indicative of the amounts that we could realize in a current market exchange.

	December 31, 2005			December 31, 2006
	Book value	Fair value		Book value	Fair value
Assets
Investments	$3,000	$3,000	(a)	$3,000	$3,000	(a)
Notes receivable	196,620	196,620		167,451	167,451
Restricted cash	157,730	157,730		112,277	112,277
Derivative assets	18,420	18,420		17,871	17,871
Cash and cash equivalents	183,554	183,554		131,201	131,201
	$559,324	$559,324		$431,800	$431,800
Liabilities
Debt	$2,172,995	$2,185,739		$2,555,139	$2,555,139
Derivative liabilities	8,087	8,087		—	—
Guarantees	18,798	18,798		15,668	15,668
	$2,199,880	$2,212,624		$2,570,807	$2,570,807

(a)           This represents an investment of 12 percent in a class of subordinated debt of a private company.  We do not believe it is practicable to estimate the fair value of this investment and have listed its fair value as equal to our carrying value, which equals its historical cost.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

28. Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFASB statements No. 133 and 140”. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. We do not anticipate that the adoption of SFAS 155 will have a material effect on our financial statements or our results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS No. 156 amends SFAS No.140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS No. 156 permits companies to choose between using an amortization method or a fair value measurement method for reporting purposes. SFAS No. 156 is effective as of the beginning of a company’s first fiscal year that begins after September 15, 2006. We do not anticipate that SFAS No. 156 will have a material impact on our financial position or our results of operations.

In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying SFASB Interpretation No. 46(R)”. The FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. FIN 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a “reconsideration event” has occurred, in the first reporting period beginning after June 15, 2006. We will evaluate the impact of this FSP at the time any such “reconsideration event” occurs and for any new entities created.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFASB Statement 109”. FIN 48 is applicable to all uncertain positions for taxes accounted for under SFAS 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that we have taken or expect to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The new accounting model for uncertain tax positions is effective for annual periods beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will have a material impact on our financial statements, if any.

In September 2006, the FASB issued FSP No. AUG AIR-1 ‘‘Accounting for Planned Major Maintenance Activities.’’ This FSP amends certain provisions in the AICPA Industry Audit guide, ‘‘Audits of Airlines’’ to prohibit the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods and makes this guidance applicable to entities in all industries. The FSP is effective for the first fiscal year beginning after

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(US dollars in thousands)

28. Recent Accounting Pronouncements (Continued)

December 15, 2006 and requires retrospective application for all fiscal years presented in the financial statements upon adoption. Early adoption as of the beginning of an entity’s fiscal year is permitted. We are in the process of evaluating the effects, if any, of the FSP on our consolidated financial statements and will conclude on this topic before the filing of our first quarter 2007 results.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’. SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for us beginning as of January 1, 2008. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our financial statements.

29. Subsequent Events

In March 2007, we purchased a portfolio of nine aircraft and three spare engines. We were previously the lessee under a lease-in, lease-out structure for four of the nine aircraft for which we have recognized an onerous contract accrual (Note 16). The purchase economics reflected a discounted settlement of our onerous contract accrual. We have applied the principles in FIN 26 to the accounting for this transaction and reduced the net book value of the four purchased aircraft by the amount of the discount on the settlement of onerous contract accrual. At December 31, 2006 we had recognized a guarantee liability of $10,511 in relation to a guarantee we had given on the leases of these five aircraft to a U.S. airline. In connection with the purchase of the portfolio, our guarantee liability has been extinguished and we will recognize the $10,511 as other income in our 2007 consolidated income statement.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.
Condensed Balance Sheets
As of December 31, 2005 and 2006

	December 31,
	2005	2006
	(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents	$720	$792
Investments	540,431	729,566
Other assets	9,775	—
Total Assets	$550,926	$730,358
Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	350	447
Payable to subsidiary	130,913	—
Total Liabilities	131,263	447
Ordinary share capital, €.01 par value (200,000,000 ordinary shares authorized, 78,236,957 and 85,036,957 ordinary shares issued and outstanding, respectively)	646	699
Additional paid-in capital	369,354	591,553
Accumulated retained earnings	49,663	137,659
Total Shareholders’ Equity	419,663	729,911
Total Liabilities and Shareholders’ Equity	$550,926	$730,358

The accompanying notes are an integral part of these condensed financial statements.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.
Condensed Income Statements

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006

	AerCap B.V.		AerCap Holdings N.V.
	Year ended	Six months ended	June 27, 2005 to	Year ended
	December 31, 2004	June 30, 2005	December 31, 2005	December 31, 2006
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$12,917	$6,904	$—	$—
Sales revenue	11,982	96,946	—	—
Management fee revenue	1,052	173	—	—
Interest revenue	1,587	2,034	—	—
Other revenue	2,135	223	—	—
Total Revenues	29,673	106,280	—	—
Expenses
Depreciation	5,971	2,317	—	—
Cost of goods sold	7,200	107,060	—	—
Goodwill impairment	1,289	—	—	—
Interest on debt	63,039	36,535	16,128	—
Leasing expenses	10,661	3,297	—	—
Provision for doubtful notes and accounts receivable	(4,702)	(30)	—	—
Selling, general and administrative expenses	14,560	10,098	845	833
Total Expenses	98,018	159,277	16,973	833
Loss from continuing operations before income taxes and equity in (loss) profit of subsidiaries	(68,345)	(52,997)	(16,973)	(833)
Provision for income taxes	20,845	15,687	—	212
Equity in (loss) profit of subsidiaries	(57,862)	71,010	66,636	88,617
Net (Loss) Income	$(105,362)	$33,700	$49,663	$87,996
Basic and diluted (loss) earnings per share	$(143.12)	$45.78	$0.63	$1.11
Weighted average shares outstanding, basic and diluted	736,203	736,203	78,236,957	78,992,513

The accompanying notes are an integral part of these condensed financial statements.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.

Condensed Statements of Cash Flows

For the Years Ended December 31, 2004, the Six Months Ended June 30, 2005,

the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006
	(US dollars in thousands)
Net cash used in operating activities	$(35,040)	$(46,672)	$(16,973)	$(833)
Net cash provided by (used in) investing activities	201,710	180,425	(352,307)	(142,712)
Net cash (used in) provided by financing activities	(87,990)	(157,049)	370,000	143,617
Net increase (decrease) in cash and cash equivalents	78,680	(23,296)	720	72
Cash and cash equivalents at beginning of period	47,307	125,987	—	720
Cash and cash equivalents at end of period	$125,987	$102,691	$720	$792

The accompanying notes are an integral part of these condensed financial statements.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.
Notes to the Condensed Financial Statements
(US dollars in thousands)

1. General

The Company

AerCap Holdings N.V. is the parent company of a group that operates as an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales.  AerCap Holdings N.V. is a holding company, whose principal purpose is to hold the shares in operating companies through which the AerCap group conducts is activities.

AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V.  AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005.  In anticipation of our initial public offering, the Company changed its holding company structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, these financial statements are presented as if our public limited liability holding company structure led by AerCap Holdings N.V. had existed as of June 27, 2005 (the formation date of AerCap Holdings C.V.) with total shares outstanding of 78,236,957. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share generating net proceeds of $143,017 which we used to make additional equity investments in a subsidiary for the purpose of debt repayment at our subsidiary level.

The income statements and statements of cash flows for AerCap B.V. are presented to align with the financial statement presentation in our consolidated financial statements. These financial statements are not comparable to the Company’s financial statements. As noted above, the Company acquired the shares in AerCap B.V., an operating company, on June 30, 2005.

2. Summary of significant accounting policies

Basis for presentation

The accompanying condensed financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment” and our portion of the subsidiaries’ profit or loss as “Equity in (loss) profit of subsidiaries” on the income statements.

The subsidiaries of the Company did not pay any dividends to the Company for the periods presented.

Additional Information—Financial Statements
Schedule I

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company., as such, these statements should be read in conjunction with the notes to the consolidated financial statements of AerCap Holdings N.V.

3. Commitments and contingencies

The Company has issued a declaration of liability as referred to in Article 403 of the Netherlands Civil Code in respect of its subsidiary, AerCap B.V. Such declaration operates as a full guarantee of all the obligations of AerCap B.V. to third parties.

The Company has guaranteed the re-payment of loans issued by some of its subsidiaries under commercial bank debt which is guaranteed by European credit agencies as further described in our consolidated financial statements. Amounts outstanding under these loans are $567,900.