Form 20-F
period 2007-12-31
AerCap Holdings N.V.
filed 2008-03-21
CIK 1378789

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
Commission file number 001-33159

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, Euro 0.01 par value	85,036,957

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

TABLE OF CONTENTS

Special Note About Forward Looking Statements	ii

i

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This annual report includes forward looking statements, principally under the captions "Item 3. Key Information—Risks Related to our Business", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

  •
  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

  •
  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

  •
  the economic condition of the global airline and cargo industry,

  •
  the ability of our lessees and potential lessees to make operating lease payments to us,

  •
  competitive pressures within the industry,

  •
  changes in interest rates and availability of capital to us and to our customers,

  •
  the negotiation of aircraft management services contracts,

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

  •
  the risks set forth in "Item 3. Key Information—Risk Factors" included in this annual report.

        The words "believe", "may", "will", "aim", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

ii

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected financial data.

        The following table presents AerCap Holdings N.V.'s (the successor company) and AerCap B.V.'s (the predecessor company) selected consolidated financial data for each of the periods indicated, prepared in accordance with US GAAP. You should read this information in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects".

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. This acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.), in connection with our acquisition by funds and accounts affiliated with Cerberus Capital Management, L.P., or the 2005 Acquisition. The historical consolidated financial data of AerCap Holdings C.V. are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. The financial information presented as of December 31, 2006 and 2007 and for the fiscal years ended December 31, 2006 and 2007, and the six months ended June 30, 2005 and December 31, 2005, was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of the fiscal year ended December 31, 2005 and as of and for the fiscal year ended December 31, 2004 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report. The financial information presented as of and for the fiscal year ended December 31, 2003 was derived from AerCap B.V.'s unaudited consolidated financial statements. The financial information presented includes the results of AeroTurbine from the date of its acquisition on April 26, 2006 to December 31, 2007, referred to herein as the AeroTurbine Acquisition.

Consolidated Income Statement Data:

	AerCap B.V.			AerCap Holdings N.V.
	Year ended December 31,		Six months ended June 30 2005	Six months ended December 31, 2005(2)	Year ended December 31,
	2003(2)	2004			2006(3)	2007
	(In thousands, except share and per share amounts)
Revenues
Lease revenue	$343,045	$308,500	$162,155	$173,568	$443,925	$554,226
Sales revenue	7,499	32,050	75,822	12,489	301,405	558,263
Management fee revenue	13,400	15,009	6,512	7,674	14,072	14,343
Interest revenue	22,432	21,641	13,130	20,335	34,681	29,742
Other revenue	84,568	13,667	3,459	1,006	20,336	19,947

Total revenues	470,944	390,867	261,078	215,072	814,419	1,176,521
Expenses
Depreciation	143,303	125,877	66,407	45,918	102,387	141,113
Cost of goods sold	6,657	18,992	57,632	10,574	220,277	432,143
Interest on debt	123,435	113,132	69,857	44,742	166,219	234,770
Impairments(4)	6,066	134,671	—	—	—	—
Other expenses	64,010	68,856	32,386	26,524	46,523	39,746
Selling, general and administrative expenses(a)	39,267	36,449	19,559	26,949	149,364	116,328
Total expenses	382,738	497,977	245,841	154,707	684,770	964,100
Income (loss) from continuing operations before income taxes and minority interest	88,206	(107,110)	15,237	60,365	129,649	212,421
Provision for income taxes	(32,939)	224	556	(10,604)	(21,246)	(25,123)
Minority interest, net of tax	—	—	—	—	588	1,155
Net income (loss)	$55,267	$(106,886)	$15,793	$49,761	$108,991	$188,453

Earnings (loss) per share, basic and diluted	$75.07	$(145,19)	$21.45	$0.64	$1.38	$2.22
Weighted average shares outstanding, basic and diluted	736,203	736,203	736,203	78,236,957	78,982,162	85,036,957

(a)
Includes share-based compensation of $78.6 million ($69.1 million, net of tax) and $10.9 million ($9.5 million, net of tax) in the years ended December 31, 2006 and 2007, respectively.

Consolidated Balance Sheets Data:

	AerCap B.V.		AerCap Holdings N.V.
	As of December 31,
	2003(1)	2004	2005	2006	2007
	(US dollars in thousands)
Assets
Cash and cash equivalents	$131,268	$143,640	$183,554	$131,201	$241,736
Restricted cash	206,572	118,422	157,730	112,277	95,072
Flight equipment held for operating leases, net	2,484,850	2,748,347	2,189,267	2,966,779	3,050,160
Notes receivable, net of provisions	188,616	250,774	196,620	167,451	184,820
Prepayments on flight equipment	160,624	135,202	115,657	166,630	247,839
Other assets	294,310	207,769	218,371	373,697	574,600

Total assets	$3,466,240	$3,604,154	$3,061,199	$3,918,036	$4,394,227

Debt	2,763,666	3,115,492	2,172,995	2,555,139	2,892,744
Other liabilities	526,488	419,643	468,575	611,893	551,110
Shareholders' equity	176,088	64,019	419,761	751,004	950,373

Total liabilities and shareholders' equity	$3,466,240	$3,604,154	$3,061,199	$3,918,036	$4,394,227

(1)
Includes the results of operations and cash flows for AerCo during the three months ended March 31, 2003. On March 31, 2003, we sold a portion of our interest in AerCo and then deconsolidated it from our accounts because it was determined that we were no longer the primary beneficiary of AerCo as of March 31, 2003. The amount of total revenue attributable to AerCo in the three months ended March 31, 2003 was $106.4 million (including $72.2 million of other income).

(2)
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

(3)
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to December 31, 2006.

(4)
Includes aircraft impairment, investment impairment and goodwill impairment.

RISK FACTORS

Risks Related to Our Business

Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our growth and operations and pay our debt service obligations. Between December 31, 2007 and December 31, 2010, aircraft leases accounting for approximately 40.4% of our lease revenues for the year ended December 31, 2007, are scheduled to expire and the aircraft subject to those leases will need to be re-leased or extended. In addition, nearly all of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our aircraft and engines will depend on general market and competitive conditions at the time the leases expire. The general market and competitive conditions may be affected by many factors which are outside of our control.

        In 2007, we generated $73.7 million of revenues from leases that were scheduled to expire in 2008, $101.9 million of revenues from leases that are scheduled to expire in 2009 and $48.4 million of revenues from leases that were scheduled to expire in 2010. Since we lease most of our engines under short-term leases (90 to 180 days), we generally re-lease our engines at least once a year. If we are unable to re-lease an aircraft or engine on acceptable terms, our lease revenue may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our growth and operations.

Turmoil in US financial markets initiated during mid-2007 by losses related to sub-prime lending and gradually spreading to global financial markets and impacting most classes of lending has caused banks and financial institutions to decrease the amount of capital available for lending and has significantly increased the risk premium of such borrowings. We will need additional capital to finance our obligations under forward purchase commitments and to finance additional growth, and we may not be able to obtain it on terms acceptable to us, if at all, which may cause us to not meet our obligations under forward purchase commitments and restrict our ability to grow and compete in the aircraft and engine leasing and trading markets.

        We will need additional capital to expand our business by acquiring additional aircraft, engines and other aviation assets, and financing may not be available to us or may be available to us but only on terms that are unfavorable. As of December 31, 2007, we had 68 new A320 family aircraft and 30 new A330 widebody aircraft on order from Airbus. If we acquire all 98 of the Airbus aircraft, over the next five years, we would expect to incur in excess of $4 billion of indebtedness to finance the purchase price of these aircraft. Our commitments under forward purchase commitments exceed our current available cash balances and amounts available under committed borrowing facilities. In addition, defaults by banks with whom we have committed borrowing facilities may decrease the amount available under committed borrowing facilities. We may not be able to find adequate sources of capital to fund all of our forward purchase commitments or we may be able to access sufficient capital to fund our forward purchase commitments and fund other growth, but at terms that will negatively impact our profitability, growth, liquidity and ability to compete in our market. Further, if additional capital is raised through the issuance of additional equity securities, the percentage ownership of our then current shareholders would be diluted. Newly issued equity securities may have rights, preferences or privileges senior to those of our ordinary shares. See "Item 10. Additional Information—Memorandum and articles of association".

Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

        As of December 31, 2007, our consolidated indebtedness was $2.9 billion and our interest expense (including the impact of hedging activities) was $234.8 million for the year ended December 31, 2007.

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

        In addition, covenants in some of the indebtedness incurred by our subsidiaries prevent our subsidiaries from paying dividends to us in excess of defined limits. Also, the terms of the Aircraft Lease Securitisation indebtedness allow for distributions on the subordinated notes held by us only after the senior class of notes is redeemed.

Default by joint venture partners in joint venture agreements may trigger liquidity and financial difficulties in our joint venture vehicles and may require us to contribute additional financial resources to support the value of our investments in such vehicles.

        The financial viability of joint venture vehicles in which we have ownership interests depends upon the ability of joint venture partners to provide adequate liquidity to fund operations and contracted growth. If our joint venture partners in such interests cannot or do not fulfill such obligations, we will have to provide the necessary liquidity or find alternative partners to do so in order to prevent the joint venture vehicle from defaulting on material obligations.

Changes in interest rates may adversely affect our financial results and growth prospects.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities have floating interest rates. As of December 31, 2006 and December 31, 2007, we had $2.3 billion and $2.6 billion, respectively, of indebtedness outstanding that was floating rate debt. We incurred floating rate interest expense of $149.4 million in the year ended December 31, 2007. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating-rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent that our hedges are not perfectly correlated to our financial liabilities. In addition, if we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Changes in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2007, 26.0% of our lease revenue was attributable to leases tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, because our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease; if interest rates decrease, new leases we enter into will be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2007, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $2.4 million on an annualized basis, including the offsetting benefits of interest rate hedges currently in effect, and, if interest rates were to decrease by 1%, we would expect to generate $5.5 million less lease revenue on an annualized basis.

The business of leasing, financing and sales of aircraft, engines, and parts has historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results and growth prospects.

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

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2007, we generated 471% of our revenues from leases to the airline industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

  •
  the price and availability of jet fuel;

  •
  competition;

  •
  fare levels;

  •
  passenger and air cargo rates;

  •
  passenger and air cargo demand;

  •
  geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

  •
  increases in operating costs, including labor costs;

  •
  labor difficulties;

  •
  availability and cost of financing;

  •
  economic conditions and currency fluctuations in the countries and regions in which the lessee operates;

  •
  governmental regulation and associated fees affecting the air transportation business; and

  •
  environmental regulations, including, but not limited to, restrictions on carbon emissions.

        Generally, airlines with high debt leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Current turmoil in global capital markets may have an additional negative effect on the ability of airlines to find adequate sources of financing to fund operations. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Any future downturns in the airline industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft or engines default on their leases, our financial results and growth prospects will be adversely affected.

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

        Due to the high concentration of Airbus A320 family aircraft and CFM International CFM56 family engines in our aircraft and engine portfolios, our financial results and growth prospects may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of December 31, 2007, 81.8% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 13 aircraft types, the four highest concentrations of which together represented 84.9% of our aircraft by net book value. The four highest concentrations were Airbus A320 aircraft, representing 37.5% of the net book value of our aircraft portfolio, Airbus A321 aircraft, representing 21.7% of the net book value of our aircraft portfolio, Airbus A319 aircraft, representing 13.0% of the net book value of our aircraft portfolio and Boeing 737 aircraft representing 12.7% of net book value of our aircraft portfolio. No other aircraft type represented more than 10% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, we have 68 new Airbus A320 family aircraft on order through our consolidated joint venture, AerVenture, and have 30 new Airbus A330 widebody aircraft on order. We also have a significant concentration of CFM56 engines in our engine portfolio. As of December 31, 2007, 66.9% of the net book value of our engine portfolio was represented by CFM56 engines and 12.8% was represented by CF6 engines.

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

        In addition, if Airbus experiences further financial difficulty or if its current restructuring plan is unsuccessful, we could be adversely affected. Airbus' exposure to a weakening US dollar puts further pressure on the manufacturer to reduce costs. Airbus' restructuring was previously based on a US$1.35 to 1 Euro exchange rate, with each ten cent swing in exchange rate reportedly effecting operating profit by €1 billion. The recent continued decline in the US$ exchange rate toward the Euro is therefore adversely effecting the European manufacturer substantially.

        Any decrease in the value and lease rates of our aircraft and engines may have a material adverse effect on our financial results and growth prospects.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

        A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of December 31, 2007, we leased 57.5% of our aircraft and 20.9% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated include Thailand, India, Taiwan, Sri Lanka, El Salvador, Jamaica, Malaysia, Colombia, Mexico, Turkey, Hungary, Russia, Brazil and Indonesia and we may lease aircraft and engines to airlines in other emerging market countries in the future.

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

        We may be exposed to increased maintenance costs for our leased aircraft and engines associated with a lessee's failure to properly maintain the aircraft or engine or pay supplemental maintenance rent. If an aircraft or engine is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft or engine, an inability to re-lease an aircraft or engine at favorable rates, if at all, or a potential grounding of an aircraft or engine. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft or engine to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees' failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft or engines may materially and adversely affect our financial results and growth prospects.

Competition from other aircraft or engine lessors with greater resources or a lower cost of capital than us could adversely affect our financial results and growth prospects.

        The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Commercial Aviation Services, International Lease Finance Corp., CIT Aerospace, Aviation Capital Group, RBS Aviation Capital, AWAS, Babcock & Brown, Boeing Capital Corp., Macquarie Air Finance and AirCastle Advisors, and six major engine leasing companies, including GE Engine Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls-Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. In addition, GE Commercial Aviation Services, through its acquisition of the Memphis Group, Inc., an aircraft parts trading company, in late 2006, is able to operate with an integrated business model similar to our own, and therefore directly compete with each aspect of our business.

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

        Lease rental revenues from lessees based in Asia accounted for 33% of our lease revenues in 2007. The outbreak of SARS in 2003 had a significant negative effect on the Asian economy, particularly in China, Hong Kong and Taiwan. The Asian airline industry has since recovered and is currently experiencing strong growth; however, a recurrence of SARS or the outbreak of another epidemic disease, such as avian influenza, which many experts believe would originate in Asia, could materially and adversely affect the Asian airline industry.

        Lease rental revenues from lessees based in Europe accounted for 39% of our lease revenues in 2007. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees.

        Lease rental revenues from lessees based in North America, accounted for 16% of our lease revenues in 2007. During the past 16 years, a number of North American passenger airlines filed for bankruptcy and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines as a result of increased expenses due to tightened security requirements and have in certain cases led to a temporary reduction in demand for air travel.

        Lease rental revenues from lessees based in Latin America accounted for 10% of our lease revenues in 2007. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Lease rental revenues from lessees based in the Caribbean accounted for 2% of our lease revenues in 2007. Any economic downturn in the Latin American or the Caribbean economies may adversely affect the operations of our lessees in these regions.

Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition and growth prospects.

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results and growth prospects.

        As of December 31, 2007, we owned 62 aircraft that were over ten years of age, representing 25.3% of the net book value of our aircraft portfolio. In general, the costs of operating an aircraft, including maintenance expenditures, increase as the aircraft ages. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results and growth prospects.

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

If our lessees' insurance coverage is insufficient, it could adversely affect our financial results and growth prospects.

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

        Our lessees' insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft and engines by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results and growth prospects.

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

        We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft or engine. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third-party, or entitle the lessee or another third-party to retain possession of the aircraft or engine without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could complicate our efforts to repossess our aircraft or engines in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engine.

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

        In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, including charges imposed by Eurocontrol, landing charges, crew wages, repairer's charges, salvage or other liens that may attach to our aircraft or engine. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft or engine to which the liens have attached. Aircraft and engines may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Although the financial obligations relating to these liens are the responsibility of our lessees, if they fail to fulfill their obligations, the liens may attach to our aircraft or engines and ultimately become our responsibility. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft or engine.

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

        Under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft or engine may not be forthcoming. To perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we require a license from the Irish regulatory authorities, which we have obtained. In addition, to meet our MRO customers' requirements to maintain certain flight certifications, AeroTurbine requires certificates from the Federal Aviation Administration, or FAA, and European Aviation Safety Agency, or EASA, which it has obtained. A failure to maintain these licenses or certificates or obtain any required license or certificate, consent or approval, or the occurrence of any of the foregoing events, could adversely affect our ability to provide qualifying services or re-lease or sell our aircraft or engines, which would materially and adversely affect our financial condition and results of operations.

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

        The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls-Royce plc and Pratt & Whitney. As a result, we are dependent on these manufacturers' success in remaining financially stable, producing products and related components which meet the airlines' demands and fulfilling their contractual obligations to us. For Airbus, the impact of delayed deliveries of the A380 have resulted in substantial financial losses for the manufacturer, which subsequently forced Airbus to resort to a significant cost saving program. In addition, the strengthening of the Euro against a weakening US dollar has put further cost pressure on Airbus. Although Boeing is not exposed to the same Euro-US dollar currency risk, announced delays in the Boeing 787 program could potentially lead to similar consequences to those resulting from the Airbus A380 program delays.

        The record number of orders obtained by both Airbus and Boeing over the last few years has lead to an unprecedented production backlog. Absent an increase in production capability or a significant number of order cancellations at Airbus or Boeing, we expect that our short-term growth due to new aircraft orders will remain difficult.

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

  •
  poor customer support from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer's product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

  •
  reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

We and our customers are subject to various environmental regulations that may have an adverse impact on our financial results and growth prospects.

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization, or ICAO, have adopted a more stringent set of standards for noise levels which apply to engines manufactured or certified beginning in 2006. Currently, United States regulations do not require any phase-out of aircraft that qualify with the older standards, but the European Union established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

        In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines. Though current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations. Limitations on emissions could favor the use of larger wide-body aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of our narrow-body aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing, and while we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

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

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2007, we generated revenue of $14.3 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results and growth prospects could be materially and adversely affected.

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

        Our future success depends, to a significant extent, upon the continued service of our senior management personnel. For a description of the senior management team, see "Item 6. Directors, Senior Management and Employees". The departure of senior management personnel, including at AeroTurbine, could have a material adverse effect on our ability to achieve our business strategy.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results and growth prospects.

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

        Fuel prices currently remain at historically high levels. The continuing high cost of fuel has had, and sustained high costs in the future may continue to have, a material adverse affect on airlines' profitability, including our lessees. Due to the competitive nature of the aviation industry, operators have been and may continue to be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they have incurred. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft and engine repossessions, increase our costs of servicing and marketing our aircraft and engines, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results and growth prospects.

If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq and tension over Iran's and North Korea's nuclear programs, may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft and engine values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results and growth prospects.

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

        Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may only provide reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft and engine lenders and lessors or by applicable government regulations, or to not be available at all.

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

        The linking of the 2003 outbreak of SARS to air travel materially and adversely affected passenger demand for air travel at that time. While the World Heath Organization's travel bans related to SARS were lifted, SARS had a continuing negative affect on the aviation industry, which was evidenced by a sharp reduction in passenger bookings and the cancellation of many flights after the air travel bans had been lifted. While these effects were felt most acutely in Asia, the effect of SARS on the aviation industry also adversely affected other areas, including North America.

        Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other diseases, such as avian influenza, or the fear of such events, could adversely affect passenger demand for air travel and the aviation industry. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results and growth prospects.

The passenger aviation industry is inherently cyclical and a significant downturn in the industry would adversely impact our lessees' ability to make payments to us, which would adversely affect our financial results and growth prospects.

        The years 2001 through 2004 were characterized by falling demand and rising costs. This industry downturn was exacerbated by the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.

        While the down cycle has ended and many of the world's airlines are experiencing improved financial performance, there are recent indications that a recession is developing in the United States which could trigger a slowdown or recession in other economies. While it is unclear what the impact of these events may be on the aviation industry an industry downturn is likely to occur again at some point in the future and the impact could be similar to the impact of the prior downturn. Such a downturn would likely place already financially weakened lessees under further duress, once again putting downward pressure on lease rates. As in the previous downturn, the grounding of undesirable older aircraft would also play a role in depressing aircraft and engine market values.

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        Funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus, own 45.8% of our ordinary shares. As a result, Cerberus may be able to effectively control fundamental corporate matters and transactions, including the appointment of a majority of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this annual report are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the courts of The Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

        Under our articles of association, we indemnify and hold our directors, officers and employees harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

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

        We do not believe we will be classified as a PFIC for the current year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results and growth prospects.

        We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands, Sweden and the United States and other jurisdictions in which our subsidiaries are incorporated or based. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled to reduce the exposure to such additional taxation, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results and growth prospects.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

        We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results and growth prospects.

We may become subject to additional Irish taxes based on the extent of our operations carried on in Ireland.

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 20%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2007, we had $328.8 million of Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. However, this conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly The Netherlands and Ireland). That in turn may depend on the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly-owned and the identities of the direct and indirect owners of our indebtedness.

        The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results and growth prospects.

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services and perform aircraft and engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in Amsterdam and have offices in Ireland, the United Kingdom, China, Texas, Florida and Arizona with a total of 402 people.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of December 31, 2007, we owned 136 aircraft and 67 engines, managed 68 aircraft, had 98 new aircraft and two new engines on order, had entered into purchase contracts for 13 aircraft, had entered into sales contracts for two aircraft and had executed letters of intent to purchase an additional three aircraft and sell three aircraft from our owned portfolio.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of December 31, 2007, our owned and managed aircraft and engines were leased to 101 commercial airline and cargo operator customers in 48 countries and are managed from our offices in The Netherlands, Ireland, the United Kingdom, China and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2005 to December 31, 2007, we have executed over 750 aircraft and engine transactions, including 223 aircraft leases, 134 engine leases, 201 aircraft purchase or sale transactions, 108 engine purchase or sale transactions and the disassembly of 37 aircraft and 64 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2005 and December 31, 2007, our weighted average owned aircraft utilization rate was 98.8%.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s shares and the liabilities owed by AerCap B.V. to its prior shareholders for a total consideration of $1.37 billion, $370.0 million of which was funded with equity contributions from funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and parts sales company. On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. On November 27, 2006, we completed the initial public offering of 6.8 million of our ordinary shares on The New York Stock Exchange.

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

        Our ability to profitably manage aircraft throughout their lifecycle depends in part our ability to successfully lease aircraft and engines at profitable rates and our ability to source acquisition opportunities of new and used aircraft at favorable prices.

        Expand Our Aircraft and Engine Portfolio.    We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, airline refleetings, and other opportunistic aircraft and engine purchases. We will rely on our experienced team of aircraft and engine market professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we will continue to rebalance our aircraft and engine portfolios through acquisitions, sales and selective disassemblies to maintain the appropriate mix of aviation assets to meet our customers' needs.

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

        Enter into Joint Ventures.    We intend to continue to leverage our leading market position, extensive knowledge of the aircraft and engine leasing markets and aircraft and engine management capabilities by entering into joint ventures that increase our purchasing power and our ability to obtain price discounts on large aircraft orders. For example, by structuring a large aircraft purchase from Airbus through a 50% owned consolidated joint venture, we were able to increase the number of aircraft we ordered from 35 to 70 and obtained significantly more favorable terms than would otherwise have been available to us. We also enter into joint ventures for diversification and risk management purposes. We expect to benefit from greater geographical and product diversity of our entire portfolio through the use of joint venture structures. In addition, we expect to generate fees from our joint ventures by providing them with aircraft management services.

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

Aircraft

Overview

        We operate our aircraft business on a global basis. As of December 31, 2007, we owned and managed 204 aircraft. We owned 130 aircraft in our aircraft business, managed 68 aircraft and owned an additional six aircraft which we intend to disassemble for the sale of their parts or sell at the end of their leases. As of December 31, 2007, we leased these aircraft to 81 commercial airline and cargo operator customers in 42 countries. In addition, as of December 31, 2007, we had 68 new Airbus A320 narrowbody aircraft on order through our consolidated joint venture, AerVenture and 30 new Airbus A330 widebody aircraft on order. We also entered into a purchase contract for 13 aircraft and had executed letters of intent for the purchase of three additional aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 318 aircraft as of December 31, 2007.

        Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft's lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale or disassembly. We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Over the past 20 years, the world's airlines have increasingly turned to operating leases to meet their aircraft needs.

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

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 428 aircraft transactions between January 1, 2005 and December 31, 2007.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2005 and December 31, 2007, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2005	2006	2007	Total/ Average
New leases	11	15	22	48
Re-leases	9	16	10	35
Extensions of lease contracts	28	15	12	55
Average lease term for new leases (months)(1)(4)	68.7	103.2	96.5	92.2
Average lease term for re-leases (months)(1)	50.6	58.7	72.0	60.4
Average lease term for lease extensions (months)(2)	23.0	22.3	46.5	27.9
Lease restructurings	6	1	—	7
Aircraft purchase	6	41	40	89
Aircraft sales	21	17	24	64
Average aircraft utilization rates(3)	99.1%	98.9%	98.4%	98.8%

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

(4)
Including the letters of intent signed during 2007, the average lease term is 107 months.

	Managed Aircraft
Activity	2005	2006	2007	Total/ Average
Re-leases	23	9	7	39
Extensions of lease contracts	21	14	6	41
Average lease term for re-leases (months)(1)	36.4	40.9	48.0	39.5
Average lease term for lease extensions (months)(2)	30.7	21.5	46.0	29.9
Lease restructurings	1	1	—	2
Aircraft purchases	1	—	—	1
Aircraft sales	9	13	25	47

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

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example, throughout the years presented above, as strengthening in the commercial airline sector continued, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. The average lease term for new leases increased significantly in 2006 due to the fact that we contracted to lease six aircraft from our order book to one customer, each for nine years. We experienced a lower level of lease extension activity in 2006 and 2007 and a lower level of re-lease activity in 2007 as we had fewer aircraft requiring remarketing because of the high number of aircraft we re-leased or extended in 2005 that were scheduled to come off-lease in 2006 and 2007. In 2007, our ability to continue to place aircraft on long lease terms reflects the robustness of demand for our aircraft. For our managed aircraft, the decrease in re-lease and extension activity is driven by the reduction of numbers of Dornier 328 aircraft under our management contract with Wings as a result of sales of the aircraft. Average lease terms have lengthened for managed aircraft as is the case for owned aircraft, reflecting the current demand for aircraft capacity worldwide. Lease terms for owned aircraft tend to be longer than for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet and younger aircraft are generally placed for a longer lease term than older aircraft.

        Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also typically perform on-site credit reviews for new lessees which typically includes extensive discussions with the prospective lessee's management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

        We require our aircraft lessees to provide us with security deposits in order to protect the value of our assets. We require all of our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified condition at the expiration of the lease. The size of the security deposit is typically equal to two months' rent.

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re-deliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the delivery condition is different from the acceptance condition, there is normally an end-of-lease compensation adjustment for the difference at re-delivery. As of December 31, 2007, 42 of our owned aircraft lessees in respect of 80 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we typically agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have typically received compensation from prior lessees.

        In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery. All of our leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee, and specific provisions regarding the required condition of the aircraft upon its redelivery.

        Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the FAA, EASA or their foreign equivalent standards.

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have typically exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 49 aircraft under defaulted leases with 22 different lessees in 15 jurisdictions.

Aircraft Portfolio and Existing Lessees

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2007, we owned and managed 204 aircraft. We owned 130 aircraft, managed 68 aircraft and owned an additional six aircraft, which we intend to disassemble for the sale of their parts or sell at the end of their leases. Of the 204 aircraft, 197 were on operating lease and seven were off-lease (one owned and six managed). Of the seven aircraft off-lease, two were subject to our regular remarketing efforts and one aircraft is intended to be disassembled or sold. With respect to the other four aircraft (all Fairchild Dornier 328s), we have been instructed by the client to market the aircraft for sale, rather than seek to re-lease them. As of December 31, 2007, we leased the 197 aircraft on operating leases to 81 commercial airline and cargo operator customers in 42 countries. The weighted average age of our 130 owned aircraft was 7.4 years as of December 31, 2007. We believe that we own one of the youngest aircraft fleets in the world.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2007:

	Owned portfolio		Managed portfolio
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	Number of aircraft under purchase contract or letter of intent	Total owned, Managed and ordered aircraft
Airbus A300 Freighter	1	1.0%	—	—	—	1
Airbus A319	13	13.0%	—	18	—	31
Airbus A320	58	37.5%	13	50	3	124
Airbus A321	21	21.7%	1	—	—	22
Airbus A330	6	8.6%	—	30	—	36
Airbus A340	—	0.0%	1	—	—	1

Boeing 737	22	12.7%	30	—	7	59
Boeing 757	4	2.0%	3	—	—	7
Boeing 767	2	1.5%	2	—	—	4
Fokker 100	2	0.2%	1	—	—	3
MD-11 Freighter	1	1.1%	1	—	—	2
MD-83	1	0.1%	6	—	4	11
MD 82	4	0.4%	2	—	2	8
Fairchild Dornier 328	—	0.0%	8	—	—	8
DC8	1	0.2%	—	—	—	1

Total	136	100.0%	68	98	16	318

        In the future we may acquire additional freighter aircraft or convert some of our older A320 family passenger aircraft to freighter aircraft.

Aircraft on Order or Subject to Letters of Intent.

        We have a large number of new aircraft on order, either directly or indirectly through our consolidated joint venture, AerVenture, and have signed letters of intent for the purchase of a number of additional aircraft.

        In January 2006, our consolidated joint venture, AerVenture, placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2007, 68 of the aircraft remained to be delivered under the agreement. The AerVenture order consisted of 18 A319 aircraft and 50 A320 aircraft remaining to be delivered as of December 31, 2007. The initial delivery schedule for the AerVenture aircraft includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 widebody aircraft. In May 2007, we added an additional ten A330-200 aircraft to this order. The delivery schedule for the 30 A330-200 aircraft order includes two aircraft to be delivered in 2008, eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012.

        Aircraft Subject to Purchase and Sale Agreements and Letters of Intent.    Although we expect to be able in each case to negotiate and agree on final documentation with respect to our letters of intent, we may not be able to do so and therefore these transactions may not in fact occur.

        The following table provides information regarding the letters of intent and purchase and sale agreements in place and executed as of December 31, 2007.

Aircraft type	Number of aircraft	Letter of Intent or Agreement	New/Used
Purchases
McDonnell Douglas 83	4	Purchase Agreement	Used
McDonnell Douglas 82	2	Purchase Agreement	Used
Boeing 737-300	6	Purchase Agreement	Used
Boeing 737-300	1	Letter of intent	Used
Airbus A320-200	2	Letter of intent	Used
Airbus A320-100	1	Purchase Agreement	Used

	16

Sales
Airbus A300	1	Sale Agreement	Used
Airbus A330	2	Exercised Purchase Option	Used
Fokker 100	1	Sale Agreement	Used
Fokker 100	1	Letter of intent	Used
McDonnell Douglas 83	1	Letter of intent	Used
DC8	1	Letter of intent	Used

	7

        In addition to the above, we are in exclusive discussions with an aircraft owner for the purchase and leaseback of 11 Boeing 737-800 aircraft and ten other aircraft, consisting of Boeing 757-200s, 737-400s and 767-300s. We intend to purchase these aircraft through a joint venture company, of which we expect to own 50%. If we are able to reach agreement on the terms of the purchase with the seller and the terms of the joint venture with our joint venture partner, we expect this transaction to close in 2008.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2007.

Lessee	Percentage of 2007 lease revenue
Thai Airways International Public Co., Ltd.	6.0%
Wizz Air Hungary Ltd	4.2%
America West Airlines	4.0%
My Travel Airways PLC	3.9%
Korean Air Lease & Finance Co., Ltd.	3.4%
Kingfisher Airlines Ltd.	3.4%
Tombo Capital Corporation	3.3%
Indian Airlines Ltd.	3.2%
TAM	3.0%
Asiana Airlines Inc	3.0%
Nordeste/Varig	2.6%
Gemini Air Cargo Inc.	2.5%
Bangkok Airways Co	2.4%
Societe Air France	2.4%
Air Canada	2.3%
SN Brussels Airlines(1)	2.2%
British Midland Airways Ltd	2.1%
Other(2)	46.1%
Total	100.0%

    (1)
    Commercial name for Delta Air Transport N.V./S.A.

    (2)
    Consists of more than 100 individual lessees. No other lessee accounted for more than 2.0% of our lease revenue in 2007.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market.

        The following table sets forth the percentage of our total lease revenue by country in which we lease our owned aircraft for the year ended December 31, 2007.

Country	Percentage of 2007 lease revenue
United Kingdom	12.8%
United States of America	11.6%
Thailand	8.5%
India	8.2%
Republic of Korea	6.5%
Brazil	6.1%
Hungary	4.1%
Canada	4.0%
Belgium	3.9%
Germany	3.4%
Japan	3.3%
Turkey	3.1%
France	2.8%
Indonesia	2.0%
Kazakhstan	1.9%
Mexico	1.8%
Iceland	1.7%
El Salvador	1.5%
Italy	1.4%
Portugal	1.1%
Other(1)	10.3%
Total	100.0%

    (1)
    No other country accounted for more than 1.0% of our lease revenue in 2007.

        As of December 31, 2007, leases representing approximately 40.4% of our lease revenues in 2007 were scheduled to expire before December 31, 2010. As of December 31, 2007, our 130 owned aircraft which are on lease (excluding the six aircraft that we intend to disassemble or sell at the end of their leases) had a weighted average remaining lease period per aircraft of 46 months.

        The following table sets forth as of December 31, 2007 the number of leases that were scheduled to expire between December 31, 2007 and December 31, 2016 as a percentage of our 2007 lease revenue.

Year	Percentage of 2007 lease revenue(1)	Number of aircraft with leases expiring(2)
2008	13.3%	26	(3)
2009	18.4%	27	(4)
2010	8.7%	17
2011	6.6%	13
2012	10.7%	15
2013	10.6%	14
2014	6.2%	9
2015	2.0%	3
2016	1.2%	4
2017	—%	—
2018	—%	—
2019	0.2%	2
Total	78.0%	130

    (1)
    The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2007 (7.8%), revenue from the leasing of engines and parts (11.0%) and lease revenue from the aircraft subject to lease-in lease out transactions (3.2%).

    (2)
    On December 31, 2007, we had no owned aircraft off-lease. We have excluded the six aircraft which we intend to disassemble or sell at the end of their current leases, one of which was off-lease as of December 31, 2007.

    (3)
    As of March 17, 2007, 24 of the 26 aircraft with leases expiring in 2008 have been contracted to another lessee for re-lease or have had leases extended with the current lessee or are under executed letter of intent for sale.

    (4)
    As of March 17, 2007, 12 of the 27 aircraft with leases expiring in 2009 have been contracted to another lessee for re-lease, have had leases extended with the current lessee, are under executed letter of intent for sale or are intended to be parted out in our aircraft disassembly business.

Aircraft Acquisitions and Dispositions

        From January 1, 2005 to December 31, 2007, we purchased 90 aircraft and sold 111 aircraft. In addition, as of December 31, 2007, we had negotiated and entered into contracts to purchase an additional 98 new aircraft, 30 directly and 68 through a joint venture, entered into a purchase contract to purchase eight used aircraft and have executed letters of intent to purchase an additional three aircraft. By selling our subordinated interests in securitization vehicles at two different occasions in past years, we also disposed of two large portfolios of aircraft totaling 272 aircraft. In addition, on May 11, 2007, we signed an agreement with Airbus for the purchase of an additional ten A330s, bringing the total number of new aircraft on order to 98 aircraft which remained to be delivered on December 31, 2007. We have a portfolio management team of 24 professionals who are dedicated to sourcing, analyzing and executing aircraft and engine acquisition and disposition opportunities.

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

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in two ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, and by purchasing portfolios consisting of aircraft of varying types and ages. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand and or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

        Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and credit-worthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors.

        Our revolving credit facilities are designed to allow us to rapidly execute our trading strategies by providing us with large-scale committed funding to acquire new and used aircraft, engines and parts. As of December 31, 2007, we had $938.9 million of committed undrawn credit facilities that allow us to purchase aircraft of up to 15 years of age and $216.8 million of committed undrawn credit facilities that allow us to purchase a broad variety of aircraft, engine and part types of any age. In connection with the refinancing of Aircraft Lease Securitization in 2007, we repaid $165.8 million of bank debt thereby increasing availability under our commercial bank financings, including our revolving credit facility. We also have $928.1 million of undrawn amounts under borrowing facilities with commercial banks, including facilities guaranteed by European export credit agencies.

Joint Ventures

        We expect to conduct an increasing portion of our business in the future through joint ventures. Entering into joint venture arrangements allows us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the geographical and product diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        AerVenture.    In December 2005, we established AerVenture. In January 2006, LoadAir, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. We have invested $25.0 million in AerVenture and LoadAir has invested $25.0 million in AerVenture. We have each agreed to make additional equity contributions of up to $100.0 million. We consolidate AerVenture's financial results in our financial statements. We have developed AerVenture as a joint venture because this structure allows us to leverage our buying power to achieve more favorable aircraft acquisition terms. We have entered into exclusive agreements to provide management and marketing services to AerVenture in return for aircraft management fees and specified incentive fees which are tied to the profitability of AerVenture. Payments under these agreements will not provide any additional revenues as a result of consolidation. These agreements may be terminated by AerVenture in 2014. We consolidate AerVenture's financial results in our financial statements.

        In January 2006, AerVenture placed an order with Airbus for up to 70 new A320 family aircraft originally scheduled for delivery between 2007 and 2010. Subsequently, AerVenture signed an amendment to the agreement that deferred two deliveries to 2011. In addition, in 2007 AerVenture entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third-party buyer. Because retention of the total economic benefit of the transaction to AerVenture is subject to performance criteria by AerVenture and the third-party buyer and subject to ultimate delivery of the aircraft to the third-party buyer, sales recognition for financial reporting purposes has been deferred until delivery of each aircraft. For consistency with the accounting treatment for this amendment, we will continue to include these seven positions as aircraft under order until the third-party has fulfilled its obligations under the amendment and taken delivery of these aircraft.

        AerVenture closed a credit facility for a total amount of $119.0, and subsequently increased the size of the facility to $207.5 million that will finance the pre-delivery payments on the first 30 aircraft to be delivered. Upon delivery of the aircraft, AerVenture will be required to arrange financing to cover the entire purchase price, including refinancing the pre-delivery payments, which is not covered by the joint venture's equity contributions. The first two deliveries occurred in 2007 and were financed by AerCap's $1 billion warehouse facility. The remaining delivery schedule includes 10 aircraft to be delivered in 2008 and 58 aircraft to be delivered between 2009 and 2011.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Import & Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier to occur of either July 1, 2009, or the occurrence of specified events, such as AerDragon developing the expertise to manage its own aircraft. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2007, we do not consolidate AerDragon's financial results in our financial statements. AerDragon acquired its first aircraft, an Airbus A320 aircraft in February 2007. This aircraft was acquired directly from Airbus through an assignment of our purchase right under our 1999 agreement with Airbus. In October 2007, AerDragon acquired its second A320 aircraft directly from us and we guaranteed the performance of AerDragon under debt secured by the purchased aircraft. In December 2007, AerDragon signed a forward order agreement with Airbus for the delivery of 12 A320 family aircraft.

        Annabel and Bella.    In 2005, we signed a joint venture agreement with Deucalion Capital Limited to form the Annabel joint venture in which we hold a 27% equity interest. Annabel purchased a used A340 aircraft in 2005. The aircraft is on lease to Sri Lanka Airlines through 2015. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella purchased two used Airbus A330-322 aircraft in April 2006, one of which is on lease through 2009 and one of which is on lease through 2013. We receive fee income for providing aircraft management services to both Annabel and Bella. We consolidate Bella's financial results in our financial statements but do not consolidate Annabel's financial results in our financial statements. We do not expect these joint ventures to acquire any more aircraft.

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

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2007, we had aircraft management and administration service contracts with eight parties covering over 199 aircraft (including the 68 aircraft on order by AerVenture), two of which accounted for 71% of our aircraft services revenue in 2007. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

  •
  providing market research.

        We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance-based fees related to the managed aircrafts' lease revenue or sale proceeds, or specific upside sharing arrangements.

        We provide cash management and administrative services to securitization vehicles and joint ventures. As of December 31, 2007, we had four cash management agreements with clients holding an aggregate of 243 aircraft in their portfolios and five administrative agency agreements with clients holding an aggregate of 308 aircraft in their portfolios. Cash management services consist of treasury services such as the financing, refinancing, hedging and on going cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

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

        To facilitate the integration of AeroTurbine, we have entered into three year employment contracts with key members of its senior management. In addition, our indirect shareholders granted key members of AeroTurbine's senior management indirect equity interests in us and other members of senior management were granted stock options directly in us, so that they share a vested interest in achieving the successful integration of our aircraft business with AeroTurbine's engine and parts business.

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

        Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls-Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition and maintenance professionals is composed of 79 licensed aircraft and engine mechanics, 15 licensed inspectors and 12 aircraft maintenance record specialists who track and document the maintenance history of each engine and airframe that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 318 engines, generating revenues in excess of $278 million.

        We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. We have a $328.0 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. As of December 31, 2007, we had $216.8 million of funds available under our revolving facility.

Engine Portfolio

        We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of December 31, 2007, we owned 67 engines and had two new engines on order through AerVenture. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of December 31, 2007, 54 of our 67 engines were CFM56 series engines manufactured by CFM International. In August 2006, AerVenture entered into a contract with CFM International to acquire four new spare CFM 56-5B and two new spare CFM 56-7B engines. At December 31, 2007, there were two remaining CFM56-7B engines to be delivered in June and September 2008.

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

Airframe and Engine Disassembly and Parts Sales

        Over time, the combined value of a typical aircraft's parts will eventually exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. Traditional aircraft lessors and airlines often retire their aircraft by selling or consigning them to companies that specialize in aircraft and engine disassembly. The AeroTurbine Acquisition has allowed us to incorporate this valuable revenue source into our integrated business model, which is focused on managing aircraft and engines throughout their lifecycle.

        We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulics and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. We have disassembled 63 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Airbus A320 and A340 family aircraft. Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

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

        Prior to the acquisition of our Goodyear facility, we outsourced the physical disassembly of our airframes into parts, but sold the airframe parts ourselves.

Engine Leasing

        Generally, it is uneconomical for aircraft operators with small aircraft fleets to own the quantity of spare engines required to adequately cover their operational requirements. As a result, aircraft operators often lease spare engines when they send out their engines for off-site MRO. Spare engines are generally leased either directly from engine lessors like us, or from the MRO service provider that is repairing the aircraft operator's engine. To meet their clients' needs, MRO service providers often lease engines from engine lessors. We are focused on the short-term engine lease market with a typical lease term of 60 to 180 days. Short-term engine leases tend to have higher lease rates than long-term leases, because lessees require the engines on short notice and are willing to pay a premium for the flexibility of a short-term lease. Engines subject to short-term leases typically spend more time off-lease, while they are released with greater frequency.

        The short-term engine leasing market has also developed in part in response to airlines' need to rapidly place aircraft back in service in the event of an unexpected engine problem. Short-term engine leases provide an alternative to owning spare engines or entering into long-term leases, where the engines can needlessly sit idle for long periods. To meet clients' urgent engine leasing needs, we typically maintain a substantial inventory of ready-to-lease engines in our off-lease inventory. We believe that our ability to modify and configure most of our lease portfolio engines is an important competitive advantage, since it can facilitate the rapid installation of our engines onto our customers' aircraft. In addition, we have the capability to provide limited on-site maintenance and repair for most of our leased engines which, in some circumstances, enables us to facilitate the return to service of our customers' grounded aircraft.

        Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of December 31, 2007, we had engines on lease to 27 customers located in 18 countries.

        We generally receive a fixed rental payment for our leased engines plus a variable rental payment based on the use of the engine. We typically receive monthly rent for our engines in advance, and additional rent for actual engine operation in arrears to compensate us for the anticipated future maintenance costs of such engines. Our engine lessees generally provide us with a security deposit in the amount of two months rent, in addition to which we receive the first month's rental payment in advance.

        On a few occasions, our engine lessees have experienced financial difficulties, requiring us to terminate or restructure our engine leases with the lessee. Over the past nine years, we have only had to resort to legal action for the repossession of engines with two of our lease customers.

Airframe MRO Capability

        On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona, acquired certain assets and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional certified repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance, limited powerplant repair to engine and line components, which includes starters, generators, hydraulic pumps, and quick engine changes installation. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four widebody aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 100 aircraft. This transaction was primarily made to reduce our cost of aircraft disassembly and to support the expansion of our airframe parts distribution business. Since integration of the Goodyear facility, we have disassembled seven customer owned aircraft. In 2007, we disassembled 10 aircraft and performed heavy airframe maintenance, or a C2 check, on an AerCap managed aircraft, a C2 check on a customer B757-200 and a D check on an MD87 owned with a joint venture partner.

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access the bank, governmental secured debt, securitization and debt capital markets. We generally do not engage in financing transactions for individual aircraft or engines. In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of aircraft up to 15 years of age. Simultaneously with the AeroTurbine Acquisition and the closing of the UBS facility, we put in place a $171.0 million facility which was later increased to $328.0 million that enables us to acquire eligible aircraft engines and parts of any age. These facilities provide us with large scale committed financing that will allow us to rapidly execute aircraft portfolio purchases.

        Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing. Since 1996, we have raised over $20 billion of funding in the global financial markets including over $9 billion of funds through initial issuances and refinancings in the aircraft securitization market. Most recently, in May 2007, we completed a $1.66 billion securitization of 70 aircraft subject to operating leases. This securitization was a refinancing of our 2005 securitization. In the refinancing, we added 28 aircraft to the securitization, including 24 which had been previously secured by a variety of other debt structures and four which had yet to be purchased by us.

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries during 2007 were AerCap B.V., AeroTurbine Inc., AerCap Ireland Ltd., Sunflower Aircraft Leasing Ltd., AerCap Aircraft Leasing XXX B.V., AerCap Dutch Aircraft Leasing I B.V and AerCap Leasing XXII B.V. (sold to a third-party prior to December 31, 2007 after the sale of its interest in a single aircraft). AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2005	December 31, 2006	December 31, 2007
Amsterdam, The Netherlands	71	71	88
Shannon, Ireland	27	37	42
Fort Lauderdale, FL	11	13	16
Miami, FL(1)	124	163	172
Goodyear, AZ(1)	—	67	75
Other	—	—	9

Total	233	351	402

    (1)
    Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006. In addition, we also lease small offices in Beijing (China), Irvine (TX) and Brighton (UK).

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we are required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must take into account the interests of the company and its shareholders.

Organizational Structure

        AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in six main operating companies, most of which in turn own special purpose entities which hold our aircraft and engine assets. AerCap Holdings N.V. employs 19 people and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our economic interests in AerVenture (two aircraft with 68 aircraft on order) which in turn holds the economic interests in AerFunding (two aircraft). The six principal operating subsidiaries, their share ownership and the identity of their significant asset-owning subsidiaries is detailed below.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, Netherlands,. and through its special purpose subsidiaries, owns the economic interests in 39 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services, B.V. is located in Amsterdam, Netherlands and employed 56 people as of December 31, 2007. AerCap Group Services B.V. does not own significant assets, but provides a range of services to other asset-owning companies in the AerCap group of companies.

        AerData B.V. is owned 51% by AerCap Holdings N.V. and 49% by senior management of AerData B.V. AerData B.V. was established in 2007 to provide aviation lease management software IT services to the AerCap group of companies and third parties. AerData B.V. employed 13 people as of December 31, 2007.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland, employed 42 people as of December 31, 2007 and holds our economic interests in Aircraft Lease Securitisation Limited (65 aircraft) and Bella (two aircraft). In addition, AerCap Ireland Limited owns 22 aircraft directly or through single aircraft-owning special purpose entities. AerCap Ireland Limited is also the holder of our joint venture investments in AerDragon (two aircraft) and Annabel (one aircraft).

        AerCap, Inc. is owned 100% by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which employed 19 people as of December 31, 2007 and provides a range of services to other asset-owning companies in the AerCap group of companies. AerCap, Inc. and its wholly-owned subsidiaries (excluding AeroTurbine, Inc.) are the lessees under six lease-in, lease-out transactions and own one aircraft. AerCap, Inc. owns 100% of the share capital of AeroTurbine, Inc.

        AeroTurbine, Inc is owned 100% by AerCap, Inc. AeroTurbine, Inc. is located in Miami, Florida, has a facility in Goodyear, Arizona and employed 253 people as of December 31, 2007. AeroTurbine, Inc. owns 59 engines, nine aircraft which are designated for disassembly and part-out and an inventory of aircraft and engine parts for sale.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GE Commercial Aviation Service and International Lease Finance Corporation, have significantly larger and more diversified aircraft portfolios and greater access to financing than we do. As of December 2007, GE Commercial Aviation Service and International Lease Finance Corporation together, according to Airclaims Client Aviation System Enquiry Database, represent approximately 35% of the operating lease market and 39% of the orders from Boeing and Airbus held by operating lessors.

        The engine leasing industry is fragmented and is also highly competitive. The engine leasing industry is generally divided into two principal competitive segments: short-term engine lessors that focus on providing temporary spare engine support while a customer's engine requires off-site MRO (typical 60 to 90 day lease periods) and long-term engine lessors that focus on providing spare or primary engines to operators as an alternative to ownership of the engine by the lessee (typical lease periods of over one year). Though we are much more active in the short-term engine leasing segment, we compete in both lease segments. The engine leasing market is primarily comprised of six major engine leasing companies, including ourselves. We believe we are a strong competitor, particularly in the short-term engine leasing segment, due to our rapid response in-house MRO capabilities; however, some of our competitors such as GE Engine Leasing, Shannon Engine Support, Engine Lease Finance, Pratt & Whitney Engine Leasing LLC, Rolls Royce and Partners Finance and Willis Lease Finance, have significantly larger and more diversified engine portfolios and greater access to financing than we do. We also encounter competition from airlines, financial institutions, engine brokers, consignment agencies and special purpose entities with investment objectives similar to ours.

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

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for, any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft or engine. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third-party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition we carry customary insurance for our property and parts inventory, and we also maintain customary product liability insurance covering liabilities arising from our aircraft, engine and aviation parts trading activities. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation

        While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees' jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries' aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

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

Facilities

        We are relocating from our current Headquarters in Amsterdam, the Netherlands, to a 37,000 square foot office facility in April 2008. The new office has been contracted under a five year lease which commences on April 1, 2008. Our existing office lease will be terminated at that date. We also lease a 31,000 square foot facility in Shannon, Ireland. We lease our Shannon facility under a 20 year lease which began January 26, 2000 and have an option to terminate after ten years. In addition, we lease an 8,000 square foot facility in Fort Lauderdale, Florida under a ten year lease which began in February 1999.

        We have a ten year lease, which began on January 1, 2004 for a 150,000 square foot complex located near the Miami International Airport that we use as an office and warehouse. We lease our Goodyear facility, includes a 226,000 square foot hangar and substantial additional space for aircraft outdoor storage, pursuant to a long-term lease that expires in 2026.

        In addition to the above facilities, we also lease small offices in Irvine (Texas), Beijing (China) and Brighton (U.K).

Trademarks

        We have registered the "AerCap" name with WIPO International (Madrid) Registry and the Benelux-Merkenbureau. The "AerCap" trademark and the AeroTurbine name have been registered with the United States Patent and Trademark Office.

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

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP have applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of it's assets in Brazil. We have opposed this application and in a hearing on March 5, 2008, VASP's application was dismissed.

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

Item 5.    Operating and Financial Review and Prospects

        You should read this discussion in conjunction with our audited consolidated financial statements and the related notes included in this annual report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or US GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See "Item 3. Key Information—Risk Factors" and "Special Note About Forward-Looking Statements".

Overview

        The industry environment in 2007 was characterized by strong demand and tight supply for aircraft, with international airline traffic growth reported at 7.4% for the year. Overall, the industry saw the strong growth of airlines in emerging markets, particularly in markets such as China, the Middle East and Latin America and a significantly improved financial performance of the U.S. airline industry. With the growth of the industry, we have also experienced increased competition from other aircraft lessors in the market. We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2005 to December 31, 2007, we executed over 750 aircraft and engine transactions, including 223 aircraft leases, 134 engine leases, 201 aircraft purchase or sale transactions, 108 engine purchase or sale transactions and the disassembly of 37 aircraft and 64 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios, and between January 1, 2005 and December 31, 2007, our weighted average owned aircraft utilization rate was 98.8%.

Major Developments in 2007

  •
  During 2007, we purchased 40 aircraft and 18 engines for a total value of $788 million and sold 24 aircraft and 22 engines from our owned portfolio, increasing total assets at December 31, 2007 to $4.4 billion from $3.9 billion at December 31, 2006—an increase of 12%.

  •
  We signed an agreement for the purchase of an additional 10 new A330-200 aircraft with Airbus, bringing our total forward order commitment for A330-200 aircraft to 30.

  •
  We closed a secondary offering of 20 million of our shares, increasing the percentage of our shares held by public investors from 31% to 54%.

  •
  We closed a refinancing of debt on 70 aircraft on May 8, 2007 through the issuance of $1.66 billion of securitized bonds as further described below.

  •
  We extended the term of our $1 billion warehouse facility with UBS from May 2013 to May 2014.

  •
  We increased committed funding throughout the AerCap group by $440 million, including an amendment and extension to our AeroTurbine debt facility, an amendment and extension to an existing facility for the purchase of a broad range of aircraft types and ages and a pre-delivery payment funding facility in relation to our A330-200 forward order with Airbus.

  •
  Completed a corporate tax restructuring which reduced our overall effective tax rate to 11.8% for 2007 and which will lead to tax savings in future years.

Results of Operations

        Net income for the full year 2007 was $188.5 million. Net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation was $210.6 million.

The after-tax charge relating to the mark-to-market of our interest rate caps was $12.6 million and the after-tax charge from share-based compensation was $9.5 million. Our net income for the full year 2007 also includes a charge of $24.0 million, net of tax, related to the refinancing of securitized bonds in Aircraft Lease Securitisation. Our result was driven by a number of factors. Our portfolio has grown through purchases of aircraft and other aviation assets. We continue to benefit from improved lease rates and the leveraging of our cost base in relation to our owned aircraft. We have benefitted from interest savings as a result of the $1.66 billion refinancing, which reduced the margin on the debt which was refinanced. In addition, our use of interest rate caps has allowed us to benefit from the reduction in interest rates generally during 2007 and provides us with protection in the event of rising interest rates over the next several years. Our results have also been positively impacted by the inclusion of a full year of operations at AeroTurbine. We have generated net profits from the sale of aircraft assets as we continue to optimize and rebalance our portfolio of aviation assets. Our financial performance in 2007 reflects the strength and flexibility of our business model and demonstrates our continuing focus on investing strategically to grow our business.

Earnings Per Share

        Total basic and fully-diluted earnings per share for the full year 2007 was $2.22. Total basic and fully-diluted earnings per share excluding non-cash charges relating to mark-to-market of interest rate caps of $0.15 per share and share-based compensation of $0.11 per share was $2.48. The number of outstanding shares is currently at 85.0 million.

Non-Cash Charge for Share-based Compensation

        The non-cash charge for share-based compensation, net of tax, was $9.5 million for the full year 2007. The charge relates to restricted shares and share options in entities that own a substantial percentage of our shares and which are held by members of our senior management, independent directors and a consultant and share options in AerCap Holdings N.V. which are held by members of our senior management. The charge did not reduce our net equity.

Non-Cash Charge for Mark-to-market of Interest Rate Caps

        The non-cash charge for mark-to-market of interest rate caps, net of tax, was $12.6 million for the full year 2007. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under US GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Refinancing of Securitized Bonds

        On May 8, 2007, ALS, a lease securitization special purpose entity that we consolidate in our financial statements, completed a refinancing through the issuance of $1.66 billion of AAA-rated class G-3 floating rate notes. The proceeds from the issuance of these notes were used to redeem all of the outstanding ALS debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS's aircraft portfolio size to 70 aircraft. The class G-3 notes bear an interest rate of one-month LIBOR plus 26 basis points, resulting in annual savings of approximately $16 million. Concurrently with the ALS refinancing, our revolving credit facility was amended and estated, resulting in a reduced interest rate spread and a two-year extension of the revolving period to May 2010. The size of our revolving credit facility remains $1.0 billion. As a result of the ALS refinancing, we reported a non-recurring expense in the second quarter of 2007 of $24.0 million, net of tax for the write-off of unamortized debt issuance costs related to the refinanced debt, costs related to the prepayment of the prior ALS notes and other related fees. The majority of this non-recurring expense was non-cash.

Aviation Assets

        Our total assets and owned portfolio continue to grow. We acquired $788.0 million of aviation assets including 40 aircraft and 18 engines in 2007. Total assets on the balance sheet were $4.4 billion at December 31, 2007. Total assets increased 12% during 2007 which was driven by an increase in cash and cash equivalents of $110.5 million, an increase in flight equipment of $219.5 million and an increase in all other assets of $146.2 million. The increase in flight equipment was the result of a net increase of 16 owned aircraft in our portfolio. The number of aircraft in our portfolio was 318 as of December 31, 2007, consisting of 136 owned aircraft, 68 managed aircraft, 98 aircraft in our order book, 13 aircraft subject to purchase contract and three aircraft under letter of intent. The number of aircraft decreased by 26 units from 344 since the end of 2006. The decline in aircraft was largely driven by sales of owned Fokker aircraft and older, managed aircraft. The number of engines owned or on contract was 69, an increase of 12 engines from 57 engines owned at the end of 2006.

Liquidity and Access to Capital

        Our cash balance at the end of 2007 was $336.8 million including restricted cash of $95.1 million and our operating cash flow was $205.9 million for the full year. The available lines of credit at December 31, 2007 were approximately $2.1 billion. As these amounts suggest, we have significant access to capital for growth through our cash and available lines of credit. Our debt balance at December 31, 2007 was $2.9 billion and the average annual interest rate on our debt in 2007 was 6.7%. Our debt to equity ratio stood at 3.0 to 1 as of December 31, 2007. We completed several financings during 2007.

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

  •
  the recognition of non-cash stock-based compensation expense related to the issuance of restricted stock and stock options to our employees and our non-executive directors by Bermuda holding companies that controlled 100% of our stock at the time of the 2005 Acquisition, or Bermuda Parents;

  •
  the availability and cost of debt capital to finance purchases of aircraft and aviation assets; and

  •
  interest rates which affect our aircraft lease revenues and our interest on debt expense.

Factors Affecting the Comparability of Our Results

Our Acquisition by Cerberus

        On June 30, 2005, AerCap Holdings C.V., a Netherlands partnership owned by Cerberus acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid total consideration of $1.4 billion for AerCap B.V.; $370 million of the total consideration paid by AerCap Holdings C.V. was funded through equity contributions by Cerberus and $1.0 billion was funded through a term loan. The 2005 Acquisition resulted in a net decrease of $802.0 million of indebtedness on our balance sheet—the difference between the $1.8 billion of intercompany liabilities and the indebtedness incurred to fund the acquisition. In accordance with FAS 141, Business Combinations, we allocated the purchase consideration to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $1.4 billion was less than the $1.9 billion combined carrying value of the liabilities and the equity purchased by Cerberus, the purchase price allocation resulted in lower carrying values for our assets after the 2005 Acquisition. The carrying values of our assets and liabilities influence our results of operations and, accordingly, the net decrease in asset carrying values, which resulted from the 2005 Acquisition, has resulted in improved operating performance when compared to periods prior to the 2005 Acquisition.

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

AeroTurbine Acquisition

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. In accordance with FAS 141, Business Combinations, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration was greater than the combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets and goodwill of $6.8 million at the date of the AeroTurbine Acquisition. The inclusion of AeroTurbine in our consolidated results has increased our lease and sales revenue and cost of goods sold through the addition of $317.5 million of combined flight equipment and inventory in our December 31, 2007 consolidated balance sheet. In addition, the interest on AeroTurbine's debt has increased our consolidated interest expense and the inclusion of AeroTurbine's operations has increased our selling, general and administrative expenses. More specifically, for the year ended December 31, 2006, we recognized $62.4 million of non-cash, share-based compensation, net of taxes, in our consolidated selling, general and administrative expenses related to restricted shares granted in connection with the AeroTurbine Acquisition.

        Prior to the AeroTurbine Acquisition, we operated our business as one reportable segment: leasing, financing, sales and management of commercial aircraft. From the date of the AeroTurbine Acquisition, we manage our business and analyze and report our results on the basis of two business segments: leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engines and Parts").

Stock Compensation Expenses

        Our financial results for the year ended December 31, 2006 include a charge of $68.3 million, net of tax of $10.3 million for non-cash, share-based compensation expense related to the vesting of options and restricted stock previously granted or sold to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management, our non-executive directors and one consultant primarily in connection with the 2005 Acquisition. While we will continue to recognize some additional non-cash, share-based compensation in connection with these options, other restricted shares held in Bermuda holding companies which indirectly own our shares (excluding the shares sold to the owners of AeroTurbine) and options issued in 2007 by AerCap Holdings N.V., future charges are not expected to be of a similar magnitude as those recognized in 2006. Our financial results for the year ended December 31, 2007 include a charge for share-based compensation of $9.5 million, net of tax of $1.4 million.

Critical Accounting Policies Applicable to Us

        Our Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our most subjective judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Lease Revenue Recognition

        We lease flight equipment principally under operating leases and report rental income on a straight-line basis over the life of the lease as it is earned. Virtually all of our lease contracts require payment in advance. Rents collected in advance of when they are earned are recorded as deferred revenue on our balance sheet and recorded as lease revenue as they are earned. Provisions for doubtful notes and accounts receivables are recorded in the income statement when rentals become past-due and the rentals exceed security deposits held, except where it is anticipated that the lease will end in repossession and then provisions are made regardless of the level of security deposits. Our management monitors the status of customers and the collectability of their receivables based on factors such as the customer's credit worthiness, payment performance, financial condition and requests for modifications of lease terms and conditions. Customers for whom collectability is not reasonably assured are placed on non-accrual status and revenue is recorded on a cash basis. When our management deems the collectability to be reasonably assured, based on the above factors, the customer is removed from non-accrual status and revenue is recognized on an accrual basis. As described below, revenue from supplemental maintenance rent is recognized when we are no longer legally obligated to refund such rent to our customer, which normally coincides with lease termination or where the terms of the lease allow us to control the occurrence, timing or amount of such reimbursement.

Depreciation and Amortization

        Flight equipment held for operating leases, including aircraft, is recorded on our balance sheet at cost less accumulated depreciation and impairment. Aircraft are depreciated over the assets' useful life, which is 25 years from the date of manufacture for substantially all of our aircraft, using the straight-line method to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer's price.

        For older engines purchased primarily for short-term leasing through our AeroTurbine operations, we depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. We estimate residual values of current production model engines based on observed current market prices and management expectations of value trends. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. For newer engines purchased primarily for longer-term leases, we depreciate over a 30-year period to a residual of 10% of cost. The carrying value of flight equipment that we designate for disassembly is transferred to our inventory pool and is held for sale at the time of such designation. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

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

Inventory

        Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated market value at the time of purchase. We estimate market value for this purpose based on internal estimates of sales values and recent sales activity of similar inventory. We charge the cost of sold inventory to cost of goods sold based on the ratio of remaining cost to the market value of such inventory. We evaluate this ratio periodically and make prospective adjustments in connection with updated market values. Any inventory identified with a market value lower than cost is reduced to market value at the time of the review.

Impairments

        In accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate.

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

Accrued Maintenance Liability

        In all of our leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In the majority of these leases, we do not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we make a payment to the lessee to help compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

        In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at redelivery. We recognize receipts of end-of-lease compensation adjustments as lease revenue when received and payments of end-of-lease adjustments as leasing expenses when paid.

        In addition, in both types of contracts, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to the lease. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

        For all of our lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as sales revenue from the sale of the flight equipment.

Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. Consolidated entities include certain joint ventures such as our AerVenture and Bella joint ventures, our Aircraft Lease Securitisation vehicle, and our AerFunding financing vehicle, but exclude AerDragon and Annabel. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

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

Financial Period Convention

        AerCap Holdings C.V. (the predecessor to AerCap Holdings N.V.) was formed on June 27, 2005; however, it did not commence operations until June 30, 2005, when it acquired all of the shares and certain of the liabilities of AerCap B.V. AerCap Holdings C.V.'s initial accounting period is from June 27, 2005 to December 31, 2005 but it generated no material revenue or expense between June 27, 2005 and June 30, 2005, and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled AerCap Holding C.V.'s initial accounting period in table headings in this annual report as the six months ended December 31, 2005. In addition, for presentation purposes in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we have combined the six months ended June 30, 2005 of AerCap B.V., our predecessor, with AerCap Holding C.V.'s initial accounting period into a 12 month period ended December 31, 2005. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and for AerCap Holdings C.V.'s initial accounting period ended December 31, 2005. The combined period information is included as a combined presentation since it is the way our management analyzes our business results. This combined presentation, however, is not in accordance with US GAAP and should be considered as supplemental information only.

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

  •
  the lessee's performance of their lease obligations; and

  •
  the amount of end-of-lease compensation payments we receive and the amount of accrued maintenance liabilities released to revenue at the end of a lease.

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

        We operate our business on a global basis. As of December 31, 2007, we had 130 owned aircraft on lease (excluding the six aircraft that we intend to disassemble or sell at the end of their leases) to 55 customers in 34 countries, with no lessee accounting for more than 10% of lease revenue for the year ended December 31, 2007. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Asia/Pacific	43%	44%	43%	33%
Europe	33	33	35	39
North America/ Caribbean	18	18	15	17
Latin America	6	5	7	10
Africa/Middle East	—	—	—	1

Total	100%	100%	100%	100%

        The geographical concentration of our customer base has varied historically, reflecting the opportunities available in particular markets at a given time. The decrease in Asia/Pacific concentration between 2007 and 2006 is the result of lease expiries on six aircraft with one Asian lessee. Asia/Pacific continues to be a focal point for additional growth in leasing activity for us.

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

Management Fee Revenue.

        We generate management fee revenue through a variety of management services that we provide to non-consolidated aircraft securitization vehicles and joint ventures and third-party owners of aircraft. Our management services include leasing and remarketing services, cash management and treasury services, technical advisory services and accounting and administrative services. We currently generate almost three-quarters of our management fee income from services we provide to two securitization vehicles, Airplanes Group and AerCo. Since Aircraft Lease Securitisation's results are consolidated in our financial statements, we do not generate any accounting revenue from the services we provide to it.

Interest Revenue.

        Our interest revenue is derived primarily from deposit interest on unrestricted and restricted cash balances, interest earned on assets supporting defeased liabilities and interest recognized on financial instruments we hold, such as notes issued by lessees in connection with lease restructurings and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by the amount of free or restricted cash balances, the scheduled amortization of defeased liabilities, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

Other Revenue.

        Our other revenue includes net gains or losses we generate from the sale of aircraft-related investments, and reversals of provisions on such investments such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings. The amount of other revenue recognized in any period is influenced by the number of saleable financial instruments we hold, the credit profile of the obligor and the demand for such investments in the market at the time. Since there is limited or no market liquidity for some of the securities we receive in connection with lease restructurings, making the securities difficult to value, and because many of the issuers of the securities are in a distressed financial condition, we may experience volatility in our revenues when we sell our aircraft-related investments due to significant changes in their value.

Operating Expenses

        Our primary operating expenses consist of depreciation, interest on debt, other operating expenses, and selling, general and administrative expenses.

Depreciation.

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

Interest on Debt.

        Our interest on debt expense arises from a variety of funding structures and related derivative instruments as described in "—Indebtedness". Interest on debt expense in any period is primarily affected by contracted interest rates, principal amounts of indebtedness, including notional values of derivative instruments and unrealized mark-to-market gains or losses on derivative instruments.

Other Operating Expenses.

        Our other operating expenses consist primarily of operating lease-in costs, leasing expenses and provision for doubtful notes and accounts receivable.

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and the leases on the remaining six aircraft at December 31, 2007 expire between 2009 and 2013. As described in Note 15 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. The amount of this liability amortizes monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

        Our leasing expenses consist primarily of maintenance expenses on our flight equipment, which we incur when our flight equipment is off-lease, lessor maintenance contribution expenses, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, end-of-lease payments, expenses to transition flight equipment from an expired lease to a new lease contract and non-capitalizable flight equipment transaction expenses.

        Our provision for doubtful notes and accounts receivable consists primarily of provisions we establish to reduce the carrying value of our notes and accounts receivables to estimated collectible levels.

        The primary factors affecting our other operating expenses are:

  •
  lessee defaults, which may result in additional provisions for doubtful notes and accounts receivable, material expenses to repossess flight equipment and restore it to an airworthy and marketable condition, unanticipated lease transition costs, and an increase to our onerous contract accrual;

  •
  the frequency of lease transitions and the associated costs; and

  •
  the frequency and amount of lessor maintenance contribution expenses.

Selling, General and Administrative Expenses.

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries benefits, charges for share-based compensation, professional and advisory costs and office and travel expenses as summarized in Note 20 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and minority interests and our taxable income. Our effective tax rate has varied significantly year to year from 2004 to 2007. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and minority interests and taxable income.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

	Year ended December 31, 2006	Year ended December 31, 2007
	(US dollars in millions)
Revenues
Lease revenue	$443.9	$554.2
Sales revenue	301.4	558.3
Management fee revenue	14.1	14.3
Interest revenue	34.7	29.7
Other revenue	20.3	20.0

Total revenues	814.4	1,176.5
Expenses
Depreciation	102.4	141.1
Cost of goods sold	220.3	432.2
Interest on debt	166.2	234.8
Operating lease in costs	25.2	20.2
Leasing expenses	21.5	18.8
Provision for doubtful notes and accounts receivable	(0.2)	0.7
Selling, general and administrative expenses	149.4	116.3

Total expenses	684.8	964.1
Income from continuing operations before income taxes and minority interest	129.6	212.4
Provision for income taxes	(21.2)	(25.1)
Minority interest net of taxes	0.6	1.2

Net income	$109.0	$188.5

        Revenues.    Our total revenues increased by $362.1 million, or 44.5%, to $1,176.5 million in the year ended December 31, 2007 from $814.4 million in the year ended December 31, 2006. In the year ended December 31, 2007, we generated $980.0 million of revenue in our aircraft segment and $196.5 million of revenue in our engine and parts segment, and, in the year ended December 31, 2006, we generated $689.2 million of revenue in our aircraft segment and $125.2 million in our engine and parts segment. The principal categories of our revenue and their variances were:

	Year ended December 31, 2006	Year ended December 31, 2007	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue	$443.9	$554.2	$110.3	24.8%
Sales revenue	301.4	558.3	256.9	85.2%
Management fee revenue	14.1	14.3	0.2	1.4%
Interest revenue	34.7	29.7	(5.0)	(14.4)%
Other revenue	20.3	20.0	(0.3)	(1.5)%

Total	$814.4	1,176.5	362.1	44.5%

        The increase in lease revenue was attributable primarily to:

  •
  the acquisition between January 1, 2006 and December 31, 2007 of 83 aircraft for leasing with an aggregate net book value of $1.7 billion at the date of acquisition, partially offset by the sale of 42 aircraft, during such period, with an aggregate net book value of $536.9 million at the date of sale, which resulted in a $82.9 million increase in lease revenue; and

  •
  an increase of $29.9 million as a result of the AeroTurbine acquisition which occurred on April 26, 2006. The results of operations for the year ended December 31, 2006 include the results of operations of AeroTurbine from the date of our acquisition, whereas the results of operations for the year ended December 31, 2007 include a full year of AeroTurbine operations.

        The increase in sales revenue was attributable primarily to:

  •
  an increase in average sales price to $18.2 million (23 aircraft) in the year ended December 31, 2007 from $12.2 million (19 aircraft) in the year ended December 31, 2006. The increase of the average sales price is mainly a result of the mix of aircraft types sold and increased demand for the aircraft sold. In the year ended December 31, 2007, we sold four A330 aircraft, two A321 aircraft, one A300 aircraft, one Boeing 757 aircraft, one Boeing 767 aircraft, two Boeing 737 aircraft, one DHC8 aircraft and one MD87 aircraft in addition to ten Fokker 100 aircraft where in the prior period we sold four A320 aircraft, two Boeing 757 aircraft and 13 Fokker 100 aircraft; and

  •
  an increase of $49.1 million as a result of the AeroTurbine acquisition which occurred on April 26, 2006. The results of operations for the year ended December 31, 2006 include the results of operations of AeroTurbine from the date of our acquisition, whereas the results of operations for the year ended December 31, 2007 include a full year of AeroTurbine operations; and

  •
  the sale of three spare engines by AerVenture, which resulted in a $22.1 million increase in sales revenue in the year ended December 31, 2007. No engines were sold by AerVenture in 2006.

        Management fee revenue did not materially change in the year ended December 31, 2007 compared to the year ended December 31, 2006.

        Interest revenue decreased by $5.0 million, or 14.4%, to $29.7 million in the year ended December 31, 2007 from $34.7 million in the year ended December 31, 2006. The decrease was mainly caused by (i) the loss of interest income from a subordinated investment in an aircraft securitization which defaulted, (ii) the sale of interest bearing notes receivable in late 2006 and early 2007 and (iii) the elimination of a fair value adjustment which was amortizing to interest income when we extinguished the underlying guarantee liability at a discount to its carrying value, partially offset by an increase in cash balances and an increase in deposit rates of interest.

        Other revenue did not materially change in the year ended December 31, 2007 compared to the year ended December 31, 2006. In the year ended December 31, 2007, we sold the rights associated with a claim from a lessee bankruptcy for a gain of $9.1 million and we recognized a gain of $10.7 million when we extinguished a guarantee liability in relation to the purchase of a portfolio of nine aircraft and three spare engines (see interest revenue). In the year ended December 31, 2006, we sold four unsecured notes receivable for a gain of $15.8 million, received $2.1 million from an investment in liquidation, sold notes secured by aircraft for a gain of $0.7 million and received $1.7 million from an insurance claim on an engine.

        Depreciation.    Depreciation increased by $38.7 million, or 37.8%, to $141.1 million in the year ended December 31, 2007 from $102.4 million in the year ended December 31, 2006 due primarily to the acquisition of 83 new aircraft between January 1, 2006 and December 31, 2007 with a book value at the time of the acquisition of $1.7 billion. The increase was partially offset by the sale of 43 aircraft with a book value at the time of sale of $536.9 million.

        Cost of Goods Sold.    Cost of goods sold increased by $211.9 million, or 96.2%, to $432.2 million in the year ended December 31, 2007 from $220.3 million in the year ended December 31, 2006 due primarily to:

  •
  an increase in average cost of goods sold for each aircraft. The average cost of goods sold for each aircraft increased to $13.6 million in the year ended December 31, 2007 from $9.1 million in the year ended December 31, 2006. The increase of the average cost of goods sold is a result of the mix of aircraft types sold. In the year ended December 31, 2007, we sold four A330 aircraft, two A321 aircraft, one A300 aircraft, one Boeing 757 aircraft, one Boeing 767 aircraft, two Boeing 737 aircraft, one DHC8 aircraft and one MD87 aircraft in addition to 10 Fokker 100 aircraft where in the prior period we sold four A320 aircraft, two Boeing 757 aircraft and 13 Fokker 100 aircraft;

  •
  the AeroTurbine Acquisition on April 26, 2006, which resulted in a $42.0 million increase in cost of goods sold. The results of operations for the year ended December 31, 2006 include the results of operations of AeroTurbine from the date of our acquisition, whereas the results of operations for the year ended December 31, 2007 include a full year of AeroTurbine operations; and

  •
  the sale of three spare engines by AerVenture, which resulted in a $21.9 million increase in cost of goods sold in the year ended December 31, 2007. No engines were sold by AerVenture in 2006.

        Interest on Debt.    Our interest on debt increased by $68.6 million, or 41.3%, to $234.8 million in the year ended December 31, 2007 from $166.2 million in the year ended December 31, 2006. The majority of the increase in interest on debt was principally caused by:

  •
  a $27.6 million non-recurring expense in the year ended December 31, 2007, related to the write-off of unamortized debt issuance costs at the time of the ALS refinancing;

  •
  an increase in the average outstanding debt to $2.8 billion in the year ended December 31, 2007 from $2.5 billion in the year ended December 31, 2006, resulting in a $20.1 million increase; and

  •
  a $22.5 million decrease in the non-cash recognition of mark-to-market gains on derivatives to a $14.6 million loss in the year ended December 31, 2007 from a $7.9 million gain in the year ended December 31, 2006.

        Other Operating Expenses.    Our other operating expenses decreased by $6.8 million, or 14.6%, to $39.7 million in the year ended December 31, 2007 from $46.5 million in the year ended December 31, 2006. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2006	Year ended December 31, 2007	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease in costs	$25.2	$20.2	(5.0)	(19.8)%
Leasing expenses	21.5	18.8	(2.7)	(12.6)%
Provision for doubtful notes and accounts receivable	(0.2)	0.7	0.9	N/A %

Total	$46.5	$39.7	(6.8)	(14.6)%

        Our operating lease in costs decreased primarily due to the purchase of four aircraft which were previously subject to head leases and the termination of those leases.

        Our leasing expenses decreased by $2.7 million, or 12.6%, to $18.8 million in the year ended December 31, 2007 from $21.5 million in the year ended December 31, 2006. The decrease is primarily due to fewer transitions of aircraft from expiring leases to new leases in 2007 compared to 2006 and particularly significant transition expenses in 2006 related to several A321 aircraft which were redelivered from an Asian carrier and leased to another airline.

        Our provision for doubtful notes and accounts receivable did not materially change in the year ended December 31, 2007 compared to the year ended December 31, 2006. We did not have any significant defaults in the years ended December 31, 2006 and 2007.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses decreased by $33.3 million, or 22.3%, to $116.3 million in the year ended December 31, 2007 from $149.4 million in the year ended December 31, 2006, due primarily to a decrease of $67.6 million in charges for share-based compensation to $10.9 million in the year ended December 31, 2007 from $78.6 million in the year ended December 31, 2006, partially offset by (i) the AeroTurbine Acquisition, which resulted in a $15.2 million increase, (ii) expenses in relation to the implementation of Sarbanes-Oxley Act requirements and our secondary public offering, which resulted in a $5.9 million increase, (iv) an increase in salaries and benefit expenses associated with the growth in the number of our employees to 402 at December 31, 2007 from 351 at December 31, 2006, which resulted in an $8.0 million increase and (v) the increase in EUR compared to USD, which resulted in a $4.2 million increase.

        Net Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $82.8 million, or 63.9%, to $212.4 million in the year ended December 31, 2007 from $129.6 million in the year ended December 31, 20056.

        Provision for Income Taxes.    Our provision for income taxes increased by $3.9 million or 18.4% to $25.1 million in the year ended December 31, 2007 from $21.2 million in the year ended December 31, 2006. Our effective tax rate for the year ended December 31, 2006 was 16.4% and was 11.8% for the year ended December 31, 2007. Our effective tax rate in any year is impacted by the mix of operations among our different tax jurisdictions. In 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions, which positively impacted the mix of our profits for income tax purposes.

        Net Income.    For the reasons explained above, our net income increased by $79.5 million, or 72.9%, to $188.5 million in the year ended December 31, 2007 from $109.0 million in the year ended December 31, 2006.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

	Year ended December 31, 2005	Year ended December 31, 2006
	Aggregate non-GAAP	AerCap Holdings N.V.
	(US dollars in millions)
Revenues
Lease revenue	$335.8	$443.9
Sales revenue	88.3	301.4
Management fee revenue	14.2	14.1
Interest revenue	33.4	34.7
Other revenue	4.5	20.3

Total revenues	476.2	814.4
Expenses
Depreciation	112.3	102.4
Cost of goods sold	68.2	220.3
Interest on debt	114.6	166.2
Operating lease in costs	25.3	25.2
Leasing expenses	27.5	21.5
Provision for doubtful notes and accounts receivable	6.2	(0.2)
Selling, general and administrative expenses	46.5	149.4

Total expenses	400.6	684.8
Income from continuing operations before income taxes and minority interest	75.6	129.6
Provision for income taxes	(10.0)	(21.2)
Minority interest net of taxes	—	0.6

Net income	$65.6	$109.0

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

2005 aggregate period results to our consolidated income statements prepared in accordance with US GAAP in the table below:

	AerCap B.V.	AerCap Holdings N.V.	Aggregate non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Lease revenue	$162.2	$173.6	$335.8
Sales revenues	75.8	12.5	88.3
Management fee revenue	6.5	7.7	14.2
Interest revenue	13.1	20.3	33.4
Other revenue	3.5	1.0	4.5

Total revenue	261.1	215.1	476.2
Depreciation	66.4	45.9	112.3
Cost of goods sold	57.6	10.6	68.2
Interest on debt	69.9	44.7	114.6
Operating lease-in costs	13.9	11.4	25.3
Leasing expenses	15.3	12.2	27.5
Provisions for doubtful notes and accounts receivable	3.2	3.0	6.2
Selling, general and administrative expenses	19.6	26.9	46.5

Total expenses	245.9	154.7	400.6
Income from continuing operations before income taxes	15.2	60.4	75.6
Provisions for income taxes	0.6	(10.6)	(10.0)

Net income	$15.8	$49.8	$65.6

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

        Revenues.    Our total revenues increased by $338.2 million, or 71.0%, to $814.4 million in the year ended December 31, 2006 from $476.2 million in the year ended December 31, 2005. In the year ended December 31, 2006, we generated $689.2 million of revenue in our aircraft segment and $125.2 million of revenue in our engine and parts segment, and, in the year ended December 31, 2005, we generated $476.2 million of revenue in our aircraft segment and no revenue in our engine and parts segment since we had not yet acquired AeroTurbine. The principle categories of our revenue and their variances were:

	Year ended December 31, 2005	Year ended December 31, 2006	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue	$335.8	$443.9	$108.1	32.2%
Sales revenue	88.3	301.4	213.1	241.3%
Management fee revenue	14.2	14.1	(0.1)	(0.7)%
Interest revenue	33.4	34.7	1.3	3.9%
Other revenue	4.5	20.3	15.8	351.1%

Total	$476.2	$814.4	338.2	71.0%

        The increase in lease revenue was attributable primarily to:

  •
  an increase of $33.6 million in the year ended December 31, 2006 resulting from previously collected maintenance rents which were recognized as revenue at the termination of leases on several A321 aircraft in 2006 whereas the revenue from previously collected maintenance rents in 2005 was primarily the result of lease terminations on Fokker aircraft which have lower levels of related accrued maintenance;

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

        The increase in sales revenue was attributable primarily to:

  •
  an increase in average sales price to $12.2 million (19 aircraft) in the year ended December 31, 2006 from $4.4 million (21 aircraft) in the year ended December 31, 2005. The increase of the average sales price is mainly a result of the mix of aircraft types sold and increased demand for the sold aircraft. In the year ended December 31, 2006, we sold four A320 aircraft and two Boeing 757 aircraft in addition to 13 Fokker 100 aircraft where in the prior period we sold Fokker 50 and Fokker 100 aircraft and we only sold one A320 aircraft; and

  •
  the AeroTurbine Acquisition, which resulted in a $93.7 million increase in sales revenue.

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

        Depreciation.    Depreciation decreased by $9.9 million, or 8.8%, to $102.4 million in the year ended December 31, 2006 from $112.3 million in the year ended December 31, 2005 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by the acquisition of 41 new aircraft between December 31, 2005 and December 31, 2006 with a book value at the time of the acquisition of $928.5 million and the increased depreciation resulting from the AeroTurbine Acquisition.

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

  •
  the AeroTurbine Acquisition, which resulted in a $66.3 million increase in cost of goods sold.

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

  •
  the AeroTurbine Acquisition on April 26, 2006, which resulted in a $17.3 million increase in interest on debt; and

  •
  an increase in the average interest rate on our debt in the year ended December 31, 2006 to 6.5% from 6.2% in the year ended December 31, 2005 due to the increase in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholder with higher interest rate debt with a longer maturity.

        Other Operating Expenses.    Our other operating expenses decreased by $12.5 million, or 21.2%, to $46.5 million in the year ended December 31, 2006 from $59.0 million in the year ended December 31, 2005. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2005	Year ended December 31, 2006	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease in costs	$25.3	$25.2	$(0.1)	(0.4)%
Leasing expenses	27.5	21.5	(6.0)	(21.8)%
Provision for doubtful notes and accounts receivable	6.2	(0.2)	(6.4)	(103.2)%

Total	$59.0	$46.5	$(12.5)	21.2%

        Our leasing expenses decreased in the year ended December 31, 2006 primarily because we incurred lower maintenance expenses due to fewer lessee defaults than in 2005.

        Our provision for doubtful notes and accounts receivable was lower in the year ended December 31, 2006 when compared to the year ended December 31, 2005 due to the decrease in lessee defaults in the year ended December 31, 2006 and the impact of some recoveries of provisioned receivables in the year ended December 31, 2006.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $102.9 million, or 221.3%, to $149.4 million in the year ended December 31, 2006 from $46.5 million in the year ended December 31, 2005, due primarily to (i) charges for share-based compensation in the amount of $78.6 million in 2006 which did not occur in 2005, (ii) the AeroTurbine Acquisition, which resulted in a $21.5 million increase in selling, general and administrative expenses and (iii) start-up costs for our two consolidated joint ventures, AerVenture and Bella, which totaled $3.8 million.

        Net Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $54.0 million, or 71.4%, to $129.6 million in the year ended December 31, 2006 from $75.6 million in the year ended December 31, 2005.

        Provision for Income Taxes.    Our provision for income taxes increased by $11.2 million or 112.0% to $21.2 million in the year ended December 31, 2006 from $10.0 million in the year ended December 31, 2005. Our effective tax rate for the year ended December 31, 2005 was 13.2% and was 16.4% for the year ended December 31, 2006. The effective tax rate in 2006 was impacted by (i) charges for share-based compensation in the U.S., only a portion of which are tax-deductible, (ii) a reduction in the Netherlands corporate tax rate which resulted in a reduction of our Netherlands deferred tax assets and (iii) the reduction of a valuation allowance against our Swedish tax assets.

        Net Income.    For the reasons explained above, our net income increased by $43.4 million, or 66.2%, to $109.0 million in the year ended December 31, 2006 from $65.6 million in the year ended December 31, 2005.

Liquidity and Capital Resources

        We satisfy our liquidity requirements through several sources, including:

  •
  lines of credit and other secured borrowings;

  •
  aircraft and engine lease revenues;

  •
  sales of aircraft, engines and parts;

  •
  supplemental maintenance rent and security deposits provided by our lessees; and

  •
  management fee revenue.

        Aircraft leasing and trading is a capital intensive business. We believe that our existing cash balance and anticipated future operating cash flows, including proceeds arising from the sale of aircraft, engines and parts, will be sufficient to satisfy the operating requirements of our business through 2008. In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of bank debt and the issuance of debt and equity securities. For additional information on the availability of funding under our revolving credit facilities see "—Indebtedness".

        The acquisition of aircraft and engines drives our growth and fuels our long-term need for liquidity. It is our intention to fund future aircraft and engines acquisitions initially through cash flows from our operations, borrowings under existing credit facilities, borrowings under debt facilities yet to be contracted and government guaranteed debt issuances, and to repay all or a portion of the borrowings from time to time with the net proceeds from a variety of capital market and bank sources, including securitizations and from aircraft and engine sale proceeds. Therefore, our ability to execute our business strategy, particularly the growth of our business, depends to a significant degree on our ability to secure additional financing. Whether we will be able to obtain financing will depend upon a number of factors, such as our historical and expected performance, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. The availability and cost of debt financing has been negatively impacted by the current turmoil in global financial markets. Given the amount of committed and available debt financing and our ability in the past to access government guaranteed debt issuances, we believe that we will have adequate funds to support both contracted and forecasted growth targets through the sources indicated above. However, future deterioration in our performance or our markets could limit our ability to obtain financing and/or increase our cost of capital, which may negatively affect our ability to raise additional funds and grow our business.

        Our liquidity also depends on the ability of our subsidiaries to distribute cash to us in the form of interest and principal payments or the return of subordinated investments. Substantially, all of our owned aircraft are held through special purpose subsidiaries, consolidated joint ventures or finance structures which borrow funds to finance or refinance the aircraft. Most of the commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. Our revolving credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc. permits limited distributions to us by the relevant subsidiary borrower during the first two years provided specified principal payments are made. AeroTurbine's revolving credit facility with a syndicate of banks led by affiliates of Calyon permits distributions to us provided that specified financial ratios are met. The securitization of Aircraft Lease Securitisation allows distributions on the subordinated notes to us after the senior classes of notes are repaid. We believe we are in compliance with the financial covenants in all of our indebtedness. For more information on our indebtedness, see "—Indebtedness".

        From time to time, we enter into intercompany funding arrangements with our subsidiaries and/or provide capital contributions to them to ensure that our subsidiaries have sufficient liquidity to satisfy their contractual and operational requirements.

Cash Flows

	Year ended December 31, 2006	Year ended December 31, 2007
	(US dollars in millions)
Net cash flow provided by operating activities	$348.4	$205.9
Net cash flow used in investing activities	(843.3)	(415.8)
Net cash flow provided by financing activities	443.6	321.1

  Year ended December 31, 2007 compared to year ended December 31, 2006.

        Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities decreased by $142.5, or 40.9% million to $205.9 million for the year ended December 31, 2007 from $348.4 million for the year ended December 31, 2006 primarily due to a $140.8 million decrease in the change in accounts payable and accrued expenses, including maintenance liabilities and lessee deposits. This was primarily due to the increase in accrued maintenance liabilities and lessee deposits from the purchase of 24 used aircraft, subject to leases, during 2006 which did not occur in 2007.

        Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $427.5 million, or 50.7%, to $415.8 million in the year ended December 31, 2007 from $843.3 million in the year ended December 31, 2006, primarily due to (i) a $196.1 million increase in proceeds from the sale/disposition of aircraft, (ii) a $179.7 million decrease in purchase of flight equipment and (iii) the consideration paid, net of cash acquired, of $143.1 million to acquire AeroTurbine.

        Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $122.5 million, or 27.6%, to $321.1 million in the year ended December 31, 2007 from $443.6 million in the year ended December 31, 2006. This decrease in cash flows provided by financing activities was due primarily to the additional equity investment of $143.6 million in relation to our initial public offering in the year ended December 31, 2006.

Indebtedness

        As of December 31, 2007, our outstanding indebtedness totaled $2.9 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at December 31, 2007:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
Export credit facilities—financings	17 aircraft	1,067,164	563,835	503,329	5.24%	2019
Japanese operating lease financings	3 aircraft	95,819	95,819	—	5.35%	2015
AerVenture A320 Pre-delivery payment facility	—	207,536	87,007	120,529	5.94%	2010
Airbus A330 Pre-delivery payment facility	—	182,594	28,372	154,222	5.72%	2010
UBS revolving credit facility	—	1,000,000	61,117	938,883	6.79%	2014
AeroTurbine revolving credit facility	57 engines	328,000	111,238	216,762	6.35%	2012
GATX portfolio acquisition facility	21 aircraft	278,443	128,443	150,000	6.62%	2014
Commercial bank debt	13 aircraft & 3 engines	231,414	231,414	—	6.55%	2019
Aircraft Lease Securitisation debt	65 aircraft	1,407,623	1,407,623	—	5.51%	2032
Capital lease obligations under defeasance structures	4 aircarft	177,876	177,876	—	5.39%	2010

Total		4,976,469	2,892,744	2,083,725

        The weighted average interest rate in the table above excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates.

        See "—Indebtedness" for more information regarding our indebtedness and see "Interest Rate Risk" for more information on our portfolio of derivative financial instruments.

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

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2007:

Payments Due By Period as of December 31, 2007

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$548,145	$1,012,248	$656,309	$1,284,373	$3,501,075
Purchase obligations(2)	807,271	3,235,140	684,466	—	4,726,877
Operating leases(3)	36,225	50,236	40,309	2,544	129,314
Derivative obligations	(2,880)	(4,000)	(5,947)	(8,712)	(21,540)

Total	1,388,761	4,293,137	1,375,137	1,278,205	8,335,727

(1)
Includes estimated interest payments based on one-month LIBOR as of December 31, 2007, which was 4.60%.

(2)
We also had 30 new A330-200 widebody aircraft on order from Airbus. In addition, AerVenture had 68 Airbus A320 family aircraft and two engines on order.

(3)
Represents contractual operating lease rentals on aircraft under lease in/lease out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

        Under the AerDragon joint venture agreement, we have contributed $15.0 million of equity to fund AerDragon's initial aircraft and engine purchases.

Capital Expenditures

        Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under our 1999 aircraft purchase agreement with Airbus. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
	2005	2006	2007
	(US dollars in thousands)
Capital expenditures	$198,870	$879,497	$720,336
Pre-delivery payments	46,315	93,708	164,074

        In 2005, our principal capital expenditures were for five A320 aircraft and one A319 aircraft and pre-delivery payments for 12 aircraft. In 2006, our principal capital expenditures were for three A319 and three A320 aircraft delivered under our 1999 forward order agreement and 17 A320s, one A319, three 737-700/800s, six 737-300/400s, four 757s and one 767 purchased in portfolio or single aircraft purchase transactions. In 2007, our principal capital expenditures were for five A319, three A320 and two A321 aircraft delivered under our forward order agreements and ten A320s, four 737-700/800s, two 737-200/300/400s, two 757s, one 767, six MD82s, one MD83, one DC8, two Bombardier CRJ-100s and one Canadair CL600 purchased in portfolio or single aircraft purchase transactions.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2007.

	2008	2009	2010	2011
	(US dollars in thousands)
Capital expenditures	$443,940	1,131,658	1,460,959	248,196
Pre-delivery payments	363,331	442,493	200,030	126,051

Total	$807,271	1,574,151	1,660,989	374,247

        As of December 31, 2007, we expect to make capital expenditures related to the 50 A320 aircraft and 18 A319 aircraft on order by AerVenture between 2008 and 2011. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

        As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these six aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these six aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 15 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations by year. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases as described in Note 15 to our consolidated financial statements included herein.

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

Management's use of "net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation"

        The following is a definition of a non-GAAP measure used in this report on form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income. AerCap believes this measure provides investors with a more meaningful view of AerCap's operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. AerCap uses interest rate caps to allow the Company to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company's lease and other contracts. AerCap does not apply hedge accounting to its interest rate caps. As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap's income statement during each period. The following is a reconciliation of net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation to net income for the twelve month periods ended December 31, 2007 and 2006:

	Year ended December 31, 2006	Year ended December 31, 2007
	(US dollars in millions)
Net income	$109.0	$188.5	(1)
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	(6.8)	12.6
Non-cash charges related to share-based compensation, net of tax	69.1	9.5

Net income excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$171.3	$210.6

    (1)
    —Includes a charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. In November 2007, the FASB issued FSP 157-2 which provided a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

        In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We do not anticipate that the adoption of SFAS 159 will have a material effect on our financial statements or our results of operations.

        In December 2007, the FASB issued SFAS 141 (revised), Business Combinations ("SFAS 141(R)"). The standard changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the impact that the adoption of SFAS 141(R) will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for fiscal periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to years preceding the effective date are not permitted. We are currently evaluating the impact, if any, of SFAS 160.

INDEBTEDNESS

Export Credit Facility Financings

        General.    In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.215 billion. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. At December 31, 2007, we had financed 17 aircraft under this facility. We had $570.4 million of loans outstanding under our April 2003 export credit facility and the previous export credit facilities as of December 31, 2007.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at December 31, 2007	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	273,121	Three-month LIBOR plus 0.12%
	254,510	Three-month LIBOR plus 0.25%
	42,738	Three-month LIBOR plus 0.30%
Purchase accounting fair value adjustments	(6,534)

Total:	563,835

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 12-year term.

        Collateral.    The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerCap. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2003 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control, which was obtained in connection with the 2005 Acquisition. A change of control occurs under our April 2003 export credit facility if our shares cease to be listed on The New York Stock Exchange unless, at the time our shares cease to be listed on The New York Stock Exchange, at least 66.66% of our ordinary shares are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc.

Aircraft Lease Securitisation

        General.    On May 8, 2007, we completed a refinancing of our securitization of the Aircraft Lease Securitisation with the issuance of $1.66 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of Aircraft Lease Securitisation. We retained the most junior class of notes in the securitization, as a result of which we still consolidate Aircraft Lease Securitisation's results in our financial statements.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on the new notes, which are rated Aaa and AAA by Moody's Investors Service and Standard & Poor's Ratings Services, respectively.

        Liquidity.    Calyon provided a liquidity facility in the amount of $72.0 million, which may be drawn upon to pay expenses of Aircraft Lease Securitisation and its subsidiaries, senior hedge payments and interest on the new senior class of notes.

        Interest Rate.    Set forth below is the interest rate for the class of note not held by us.

	Amount outstanding at December 31, 2007	Interest rate
	(US dollars in thousands)
Class G3 notes	$1,407,623	One month LIBOR plus 0.26%

        Aircraft Management Services.    We provide lease and aircraft management and re-leasing and remarketing services for Aircraft Lease Securitisation's aircraft, for which we receive a retainer fee of 0.212% per year of the initial appraised value of the aircraft, which was $2.1 billion, a monthly fee equal to 1.0% of the aggregate rent actually paid each month, and a sales-based incentive fee of 1.25% of the specified target sales prices for the sale or insured loss of an aircraft. The target sales price for an aircraft is 90% of the appraised value of the aircraft, which is adjusted annually. We also provide insurance services for which we receive an annual fee of $50,000 and administrative services for which we receive a monthly fee of $1,380 for each aircraft, subject to annual adjustments for inflation and a minimum of $0.2 million per year.

        We may be terminated as manager and administrative agent by Aircraft Lease Securitisation or MBIA Insurance Corporation if we default on our obligations as manager or administrative agent or become insolvent. In addition, we may be terminated as manager if:

  •
  at the time of an event of default under the trust indenture for the securitization, at least 12 aircraft are not subject to leases and have been off-lease and reasonably available for re-lease for the previous three months,

  •
  an event of default arises under the trust indenture as a result of our failure as manager to perform certain covenants in the trust indenture and the failure affects more than 10% of the Aircraft Lease Securitisation aircraft (based on the most recent appraised value of the aircraft at that time), or we, as manager, cease to be actively involved in the aircraft advisory and management business, or

  •
  we, as manager, cease to be actively involved in the aircraft advisory and management business.

        We, as manager, may not be removed or resign prior to the expiration of the servicing agreement unless a replacement manager has been appointed.

        Payment Terms.    The interest and principal payments on the notes are due on a monthly basis. To the extent that the amount of funds available for payment on any payment date exceeds the amount needed to pay all payments having an equal or higher priority under the trust indenture, any such excess funds will be applied to reduce the outstanding principal balance of the new notes by distributing such excess amount in accordance with the priority of payments set forth in the trust indenture.

        Aircraft Lease Securitisation may voluntarily redeem the new notes at a price that equals the outstanding principal balance of the applicable notes multiplied by a scheduled percentage. On the closing date of the securitization, the scheduled percentage for the new notes was 101% for the class G-3 notes, and such percentage decreases gradually until May 15, 2010. On that date, the redemption price of the notes will equal the outstanding principal balance of the notes. In addition, Aircraft Lease Securitisation must pay any accrued but unpaid interest on the notes and any premium due to MBIA Insurance Corporation upon redemption of the notes. Aircraft Lease Securitisation may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then Aircraft Lease Securitisation may only redeem the notes in whole.

        Maturity Date.    The final maturity date of the notes will be May 10, 2032.

        Collateral.    The property of Aircraft Lease Securitisation includes the rights under the financial guaranty insurance policy. The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Aircraft Lease Securitisation, as well as by the interests of Aircraft Lease Securitisation's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the Aircraft Lease Securitisation aircraft will be placed in a collection account and paid out according to a priority of payments.

UBS Revolving Credit Facility

        General.    On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. The revolving loans under the UBS revolving credit facility are divided into two classes: class A loans, which have a maximum advance limit of $830.0 million and class B loans, which have a maximum advance limit of $170.0 million. As of December 31, 2007, we had $61.1 million of loans outstanding under the UBS revolving credit facility.

        Borrowings under the UBS revolving credit facility can be used to finance between 66% and 79% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 74% and 80% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the UBS revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Notwithstanding these restrictions, we believe that the UBS revolving credit facility provides us with significant flexibility to purchase and finance aircraft.

        Interest Rate.    Borrowings under the UBS revolving credit facility bear interest (a) in the case of class A loans, based on the eurodollar rate plus the class A applicable margin, or (b) in the case of class B loans, based on the eurodollar rate plus the class B applicable margin. The following table sets forth the applicable margin for the three classes of the UBS revolving credit facility during the periods specified:

	Class A	Class B
Borrowing period(1)	1.75%	4.25%
First 180 days following conversion	2.50%	5.00%
From 181 days to 360 days following conversion	3.00%	5.50%
From 361 days to 450 days following conversion	3.25%	5.75%
From 450 days to 541 days following conversion	3.50%	6.00%
Thereafter	3.75%	6.25%

    (1)
    The borrowing period is three years from May 8, 2007 after which the loan converts to a term loan.

        Additionally, we are subject to (a) a 0.25% fee on any unused portion of the unused class A loan commitment and (b) a 0.50% fee on any unused portion of the unused class B loan commitment.

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

        Maturity Date.    The maturity date of the UBS revolving credit facility is May 12, 2014.

        Cash Reserve.    AerFunding is required to maintain up to 6.0% of the borrowing value of the aircraft in reserve for the benefit of the class A and B lenders. Amounts held in reserve for the benefit of the class A and B lenders are available to the extent there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the class A and B loans on any payment date. The amounts on reserve are funded by the lenders.

        Collateral.    Borrowings under the UBS revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

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

AeroTurbine Calyon Credit Facility

        General.    On December 19, 2007, AeroTurbine entered into a second amended and restated senior credit agreement with Calyon and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the credit facility under the first amended senior credit agreement increased from $220.0 million to $328.0 million, and a letter of credit facility in the commitment amount of $10.0 million (which amount is included in the total commitment of $328.0 million) was added. As of December 31, 2007, AeroTurbine had $111.2 million outstanding under the Calyon credit facility.

        Interest Rate.    Under the Calyon credit facility, AeroTurbine can borrow revolving loans based on either LIBOR or ABR (which is a rate per annum equal to the greater of the prime rate in effect on such day and the federals funds effective rate in effect on such day plus 1/4 of 1%). Set forth below are the interest rates for the Calyon revolving loan facility.

		Interest rate
	Amount outstanding at December 31, 2007
		ABR Loans	LIBOR Loans
	(US dollars in thousands)
Revolving Loan Facility	$111,238	ABR + 0.25%	LIBOR + 1.25%

        Prepayment.    Advances under the Calyon credit facility may be prepaid without prepayment penalty. Mandatory prepayments of the Calyon facility are required:

  •
  if the aggregate principal amount borrowed under the credit facility exceeds the borrowing base; and

  •
  upon the receipt of proceeds of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the AeroTurbine or its subsidiaries.

        Payment Terms.    Payments of interest under the revolving loan facility are due quarterly (or, if the interest period is less than three months for a LIBOR loan, the last day of the interest period for that loan). Payments of principal on the revolving loan facility are due on the maturity date. All outstanding revolving loans not paid during the term shall be due on the maturity date. AeroTurbine will reimburse the letter of credit issuer for any drawing made under any outstanding letter of credit on the date AeroTurbine receives notice of such drawing (if such notice is received prior to 12 noon on such date) or on the immediately following business day (if such notice is received at or after 12 noon on such date).

        Maturity Date.    The maturity date of the Calyon credit facility is December 19, 2012.

        Collateral.    Borrowings under the Calyon credit facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries.

        Certain Covenants.    The Calyon credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to:

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the Calyon credit facility;

  •
  make advances, loans, extensions of credit, guarantees, capital contributions or other investments;

  •
  declare or pay any dividends or other asset distributions;

  •
  engage in mergers or consolidations;

  •
  engage in certain sale-leaseback transactions;

  •
  change the business conducted by AeroTurbine and its subsidiaries; and

  •
  make certain capital expenditures.

Japanese Operating Lease Financings

        General.    We entered into several Japanese operating lease financing structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. At December 31, 2007, we had financed three aircraft under Japanese operating lease financings. The aggregate principal amount of the loans outstanding under Japanese operating leases financings was $95.8 million as of December 31, 2007.

        Interest Rate.    Set forth below are the interest rates for our senior loans and subordinated debt.

	Amount outstanding at December 31, 2007	Average interest rates
	(US dollars in thousands)
Senior debt	$64,732	Three month LIBOR plus 0.96%
Subordinated debt	31,087	Fixed rates 4.03%

Total	$95,819

        Collateral.    Our Japanese operating leases financings require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. The obligations outstanding under our Japanese operating leases financings are secured by a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    Our Japanese operating leases financings contain affirmative covenants customary for secured financings.

AerVenture Pre-delivery Payment Facility

        General.    In November 2005, AerVenture signed a letter of intent to purchase up to 70 Airbus A320 family aircraft. A purchase agreement for the aircraft was signed in January 2006. The aircraft are scheduled to be delivered between November 2007 and August 2010. Under the purchase agreement, AerVenture agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first 30 aircraft before the end of 2009, AerVenture and Calyon entered into a facility on November 3, 2006, as amended and restated on July 27, 2007, in which Calyon has arranged a credit facility, the AerVenture facility, to finance a portion of the pre-delivery payments to Airbus in an amount up to $207.5 million.

        Prior to drawing on the AerVenture facility, AerVenture will pay, on average, 15% of the pre-delivery payment amount owed for each aircraft. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. We agreed with Calyon that we will invest at least an additional $25 million in AerVenture, subject to limited exceptions. The aggregate principal amount of the loans outstanding under the AerVenture pre-delivery payment facility was $87.0 million as of December 31, 2007.

        Interest Rate.    Borrowings under the AerVenture facility will bear interest at a floating interest rate of three-month LIBOR plus a margin of 1.00%, payable quarterly in arrears.

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

        Certain Covenants.    The AerVenture facility contains customary affirmative and financial covenants for secured financings and a restriction on the payment of dividends while the facility is outstanding. All other financial covenants were removed when the facility was amended in July 2007. In addition, AerCap has agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture facility is fully repaid.

A330 Pre-delivery Payment Facility

        General.    In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add 10 additional A330 aircraft. The aircraft are scheduled to be delivered between the first quarter of 2009 and the last quarter of 2012. Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first eight aircraft before the end of 2009, we entered into a facility in October 2007, which was arranged by Citigroup Global Markets Limited, to finance a portion of the pre-delivery payments to Airbus in an amount up to $182.6 million. Prior to drawing on the facility, will pay, on average, 10% of the pre-delivery payment amount owed for each aircraft. We must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. The aggregate principal amount of the loans outstanding under this facility was $28.4 million as of December 31, 2007.

        Interest Rate.    Borrowings under this facility bear interest at a floating interest rate of one-month LIBOR plus a margin of 0.75%, payable monthly in arrears after the initial drawing on the AerCap Facility.

        Prepayment.    Borrowings under this facility may be prepaid (subject to minimum amounts of $5.0 million or integral multiples thereof and subject to AerCap Holdings N.V. giving the agent at least 10 Business Days' notice) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

        Maturity Date.    The maturity date of this facility will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b) 31 January 2010.

        Collateral.    Borrowings under this facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the eight aircraft covered by the facility, including the right to take delivery of the aircraft where the Lenders have provided the pre-delivery payments and the aircraft remains undelivered.

        Guarantee.    AerCap Holdings N.V. guarantees the performance by AerCap Ireland Limited of its obligations under this facility and related documentation.

        Certain Covenants.    This facility contains customary covenants for secured financings. We also covenant in this facility (a) not to elect to change the configuration of any aircraft from a multi-passenger layout; and (b) to prepay to the relevant manufacturer or supplier any SCN or BFE costs incurred in excess of the agreed budgets set out in this facility..

GATX Aircraft Calyon Facility

        General.    On October 12, 2006, a wholly owned subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248.0 million with Calyon and certain other financial institutions in order to finance the purchase of up to 25 aircraft from GATX. Borrowings under the senior facility were used to finance the lesser of 70% of the purchase price of each aircraft and a scheduled percentage of the loan amount allocated to such aircraft. Concurrently with the facility, we provided junior and subordinated debt to finance the balance of the purchase price. This subsidiary entered into (a) a junior loan facility with us in an aggregate amount of up to $30.5 million to finance a portion of the purchase price of each aircraft not financed under the senior facility and (b) a subordinated note purchase agreement to finance the portion of the purchase price of each such aircraft not financed under the senior facility or the junior facility.

        We, or one of our wholly owned subsidiaries currently provide the junior loan facility and the subordinated note financing. As of December 31, 2007, the amount outstanding under the senior facility was $128.4 million.

        On December 20, 2007, the original facility was amended and supplemented to allow for an additional senior facility in an aggregate amount of up to $150.0 million to be provided by Calyon and certain other financial institutions. This additional facility is available to finance a percentage (calculated by reference to relevant aircraft types and lease status) of the purchase price of a variety of specified aircraft makes and models. We concurrently provide subordinated debt to finance the balance of the purchase price of such additional aircraft under the amended subordinated note purchase agreement, to which the additional borrower has acceded. As of December 31, 2007, no drawings had been made under the additional Facility.

        The original borrower and the additional borrower are jointly and severally liable for their respective obligations and liabilities under the original facility, the additional facility and all related documentation.

        Interest Rate.    Borrowings under the senior facilities bear interest at a rate of one month LIBOR plus 1.75% per annum for the first five years of the term, and at a rate of one month LIBOR plus 2.25% per annum for the remainder of the term.

        Prepayment.    After full repayment of amounts outstanding under the liquidity facility described below, prepayment of borrowings under the senior facilities is permitted with notice, subject to a prepayment fee during the initial two years of the senior facility. Mandatory prepayments of borrowings related to a particular aircraft are required:

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

        Maturity Date.    The final maturity date of the loans is October 17, 2014.

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

        Liquidity Facility.    Calyon have provided a liquidity facility in the maximum amount of $27.0 million through December 2009; thereafter the liquidity facility is available in an amount equal to the difference between (i) $27.0 million multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount under the senior facilities and the denominator of which is the aggregate amount outstanding under the senior facilities at December 2009. The liquidity facility may be drawn upon to finance any shortfall in certain amounts owed on any repayment date, including, minimum principal payments, payments of interest due under the senior or junior facility and certain expenses.

        Aircraft Management Services.    We will provide aircraft management services in respect of the financed aircraft, for which we will receive a fee.

        Collateral.    Borrowings under the senior facility are secured by mortgages on the aircraft and security interest in and pledges or assignments of all the shares and other ownership interests in the borrowers and their subsidiaries, as well as their bank accounts and lease interests.

        Certain Covenants.    The loans include general and operating covenants that restrict the borrowers from incurring additional indebtedness and other limitations which are customary for such credit facilities.

Other Commercial Bank Financings

        We have entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are LIBOR based with spreads ranging from 0.95% to 1.80%. The financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. The aggregate principal amount of the loans outstanding under the commercial bank financings was $231.4 million as of December 31, 2007.

        All of our financings contain affirmative covenants customary for secured financings. Four of the commercial bank financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

Item 6.    Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position
Directors
Pieter Korteweg	66	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	60	Non-Executive Director
James N. Chapman	45	Non-Executive Director
Klaus W. Heinemann	56	Executive Director, Chief Executive Officer
W. Brett Ingersoll	44	Non-Executive Director
Marius J.L. Jonkhart	58	Non-Executive Director
Gerald P. Strong	63	Non-Executive Director
David J. Teitelbaum	36	Non-Executive Director
Robert G. Warden	35	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	40	Chief Legal Officer; Chief Executive Officer AerCap Ireland
Patrick P. den Elzen	42	Head of Trading
Soeren E. Ferré	40	Head of Europe, Middle East, Africa & Asia/Pacific Regions; Chief Executive Officer AerCap Group Services B.V.
Nicolas Finazzo	51	AeroTurbine Chief Executive Officer
Keith A. Helming	49	Chief Financial Officer
Aengus Kelly	34	Chief Executive Officer AerCap, Inc.
Heinrich H. Loechteken	46	Chief Investment Officer
Anil Mehta	58	Executive Vice President of Americas
Robert B. Nichols	51	AeroTurbine Chief Operating Officer
Cole T. Reese	43	Chief Tax & Accounting Officer; Chief Operating Officer AerCap Group Services B.V.
Reynoud K. Simonis	44	Chief Technical Officer

Directors

        Pieter Korteweg.    Mr. Korteweg has been a director of our company since September 20, 2005. He serves as Vice Chairman of Cerberus Global Investment Advisors,LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as member of the Board of Directors of Aozora Bank Ltd (Tokio) and Member of the Supervisory Board of BawagPSK Bank (Vienna). He currently serves as Member of the Supervisory Board of Mercedes Benz Nederland BV and of Hypo Real Estate Holding AG (Munich). He also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served as Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank from 2002 to 2004. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Ronald J. Bolger.    Mr. Bolger has been a director of our company since October 11, 2005. Mr. Bolger currently serves as a member of the board of directors of a number of companies including Ely Capital Ltd., Irish Food Processors, C & D Foods Ltd., Galway Clinic Doughiska Ltd. and Global Shares Plc. He is a former Managing Partner of KPMG Ireland and has wide experience in the financial services industry. He served on the Irish Prime Minister's Committee for Dublin's International Financial Services Centre from 1987 to 2002. Mr. Bolger was appointed Honorary Consul General of Singapore in Ireland in 2000. Mr. Bolger is a Chartered Accountant and holds a BA in Economics from University College Dublin.

        James N. Chapman.    Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of SkyWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, LLC in January 2003, a high-yield hedge fund based in Boston. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the board of directors of Scottish Re Group Ltd., Chrysler LLC and Tembec, Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

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

        W. Brett Ingersoll.    Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., Co-Head of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee of ACE Aviation Holdings Inc. In addition, Mr. Ingersoll is a director of various public and private companies, including Chrysler, LLC,, IAP Worldwide Services, Inc., Entrecap, LLC, Talecris Bio Therapeutics, Inc. and Endura Care, LLC. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a director of our company since October 11, 2005. He is currently also a member of the Supervisory Boards of BAWAG P.S.K. AG, Connexxion Holding N.V., Corus Nederland N.V., Orco Bank International N.V. and Staatsbosbeheer, Chairman of the Supervisory Board of Ruimte voor Ruimte Beheer B.V and a non-executive director of Aozora Bank. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC. Mr Jonkhart is currently Chief Executive Officer of NOB Holding N.V. and was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and also served as the director of monetary affairs of the Dutch Ministry of finance. He was also a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Gerald P. Strong.    Mr. Strong has been a director of our company since July 26, 2006. He currently is a Managing Director of Cerberus Capital Partners' operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited. He is also a member of the Governing Council of the Ashridge Business School, a Director of NewPage Corporation and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

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

        Robert G. Warden.    Mr. Warden has been a director of our company since September 20, 2005. He is also currently a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is also currently a director of various public and private companies, including Bluelinx Corporation, Chrysler LLC and Four Points Media Group LLC. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

Executive Officers

        Wouter M. (Erwin) den Dikken.    Mr. den Dikken was appointed as our Chief Legal Officer in 2005 and has served as the Head of the Group Legal Services department since 2004. In addition to his responsibilities as Chief Legal Officer, he has been appointed Chief Executive Officer of our Irish operations in 2007. He joined our legal department in 1998. Prior to joining us, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

        Patrick P. den Elzen.    Mr. den Elzen was appointed as the Head of Trading in 2005 and he served as the Vice President of Financial Engineering of our company prior to this appointment. Prior to joining us in October 2003, Mr. den Elzen worked as the Senior Vice President of Corporate Development with IEM Airfinance for two years, and before that, he worked in various capacities with ING Bank and ING Lease for eight years. Mr. den Elzen holds a Master's degree from the University of Amsterdam in Business Administration and International Financial Markets.

        Soeren E. Ferré.    Mr. Ferré has been the Head of Europe, Middle East, Africa & Asia/Pacific Region of our company since June 2006. He joined our company in September 2003 as Vice President of Marketing for the Asia/Pacific region. In July 2004, he was appointed as the Head of Sales and Marketing for the Asia/Pacific region. In addition to his responsibilities as Head of Europe, Middle East, Africa & Asia/Pacific Region, he has been appointed Chief Executive Officer of AerCap Group Services, B.V. in January 2008. He started his career at Airbus in 1990 and was based in Toulouse, France. In 1995, he moved to China and became the head of the marketing team covering China, Hong Kong and Macau for Airbus prior to becoming a Sales Director in 1999 in charge of the major Chinese airlines. In 2001, Mr. Ferré moved to Sydney to become the Director of Sales for the Pacific region for

Airbus where he was in charge of the major airlines in that region. Mr. Ferré holds a Bachelor's degree in Engineering from the ENAC—Ecole National de l'Aviation Civile.

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

        Aengus Kelly.    Mr. Kelly served as our Group Treasurer from 2005 through December 31, 2007. He has been Chief Executive Officer of our US operations since January 2008. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting and Finance from University College Dublin.

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

        Anil Mehta.    Mr. Mehta has been the Executive Vice President of Americas for our company since June 2006. Prior to serving in this capacity, he was the Head of Europe, Middle East, Africa & Indian Subcontinent Region since 2004. Mr. Mehta joined our company in 1997 in the Marketing and Sales Department and was promoted to become the Executive Vice President of Marketing and a Member of the Group Executive Committee in 2003. Mr. Mehta has over 30 years of experience in the aviation industry. Mr. Mehta has served in various capacities at Fokker Aircraft based in Amsterdam, holding various positions in Flight Test, Performance Engineering, Marketing and Sales. In 1989 he moved to the United States to serve as Regional Sales Director. Anil Mehta has a Bachelor's Degree in Engineering from Birla Institute of Technology & Science in Pilani, India.

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

        Cole T. Reese.    Mr. Reese has been the Chief Tax and Accounting Officer of our company since September 2002. In addition to his responsibilities as Chief Tax and Accounting Officer, he has been appointed Chief Operating Officer of AerCap Group Services, B.V. in January 2008. Prior to joining AerCap, Mr. Reese worked for nine years for MCC Financial Corporation, a turboprop operating lessor in Washington D.C., where he ultimately became Chief Financial Officer. Mr. Reese also worked for three years with Ernst & Young. He is a U.S. certified public accountant and holds a Master's degree in Accountancy and a BS in Accounting from Brigham Young University.

        Reynoud K. Simonis.    Mr. Simonis has been the Chief Technical Officer of our company since 2005. Mr. Simonis joined our company in 1998 as Technical Manager and was eventually promoted to become Senior Vice President of the Technical department. Mr. Simonis started his career in 1989 at the Schreiner Aviation Group where he held various positions in technical management, quality management and material management, and was based in The Netherlands as well as Lagos, Nigeria. In 1996, he joined Transavia Airlines as Quality Manager. Mr. Simonis holds a Master's degree in Aerospace Engineering from the Delft University of Technology.

Compensation of Non-Employee Directors

        We currently pay each non-executive director who is not affiliated with Cerberus an annual fee of €75,000 and pay each of these directors an additional €2,000 per meeting. We pay our Chairman of our Board of Directors €150,000 per year. In addition, we pay the chairs of the Audit Committee and Nomination and Compensation Committee an annual fee of €18,000 and each committee member will receive an annual fee of €6,000 and a fee of €2,000 per committee meeting. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive Officer Compensation

        In 2007, we paid an aggregate of approximately $9.4 million in cash and benefits as compensation to our 12 executive officers during the year. In 2007, we paid our executive officers annual target bonuses, which are based on the achievement of personal targets, as set out in a personal target agreement. All bonuses are determined by our Chief Executive Officer with approval from the Nomination and Compensation Committee, and the Nomination and Compensation Committee determines the amount of any bonuses paid to our Chief Executive Officer.

Equity Incentive Plan

Bermuda Parents Equity Incentive Plan

        The Bermuda Parents, our indirect shareholders, have implemented an equity incentive plan that is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals. The plan provides for the grant of nonqualified stock options, incentive stock options for shares of common stock and restricted shares of common stock of the Bermuda Parents to participants of the plan selected by the boards of directors of the Bermuda Parents or a committee of each of their respective boards of directors or the administrator of the plan. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 25% of the outstanding common shares of the Bermuda Parents. As of December 2007, common shares or options to purchase common shares of the Bermuda Parents, representing indirectly 8.5% of our ordinary shares on a fully diluted basis, were issued and are outstanding under the plan.

        All shares and options granted under the Bermuda Parents equity incentive plan vested after completion of our initial public offering in November 2006 or as of December 31, 2007, except for options outstanding to three members of management representing indirectly 0.5% of our ordinary shares. Even after vesting, pursuant to a shareholders agreement, all vested common shares and options to purchase common shares of the Bermuda Parents issued under the plan (other than common shares held by the former AeroTurbine owners and our directors) are subject to repurchase by the Bermuda Parents in the event the manager leaves his position without good cause or is terminated by us with cause, at a price equal to the lower of the cost or fair value until the termination of the two-year lock-up period described below. All common shares and options to purchase common shares are also subject to repurchase at fair value if the manager leaves for any other reason. The common shares of the Bermuda Parents are also subject to Cerberus's drag-along rights and the plan participant's tag-along rights in the event of certain transactions involving sales of the common shares of the Bermuda Parents.

        In connection with our initial public offering, the members of our senior management and directors who have received shares or options to purchase shares of the Bermuda Parents under the Bermuda Parents equity incentive plan agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares directly held by them or indirectly held through the Bermuda Parents. Subject to limited exceptions, the lock-up is for a period of two years from the date of our initial public offering was consummated. In addition, the members of our senior management and directors holding common shares of the Bermuda Parents also have received the right, beginning on the second anniversary our initial public offering and ending on the fifth anniversary, to exchange Bermuda Parents common shares for our ordinary shares held by the selling shareholders in amounts representing their indirect interest in us held through the Bermuda Parents. To assist our management and directors in the resale of our ordinary shares to be held by them upon such exchange, we have agreed to file a registration statement and use commercially reasonable efforts to keep the registration statement continuously effective until all applicable ordinary shares have been sold or can be sold without registration under Rule 144(k) under the Securities Act.

        The indirect ownership in our ordinary shares represented by the grants of shares and options discussed above are reflected in the table under "—Share Ownership".

AerCap Holdings N.V. Equity Incentive Plan

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares.

        The terms and conditions of awards, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, i.e., employees owning more than 10% of our ordinary shares, for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive stock options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted;

and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

        In September 2007, a total of 2.4 million non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued vest over a period of four years based on both time and performance-based criteria and all options are exercisable at a strike price of $24.63 per share option.

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

        We apply the Netherlands Corporate Governance Code independence criteria. According to these criteria, to be considered "independent", a director (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any Dutch public company affiliated with us, (ii) in the year prior to his or her appointment, have had an important business relationship with us or any Netherlands public company affiliated with us, (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, and (vi) in the year prior to his or her appointment, has temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

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

        The Chairman of the Board is obligated to ensure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties, (ii) each director has sufficient time for consultation and decision making, and (iii) the Board of Directors and the board committees are properly constituted and functioning.

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

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million. It is chaired by our Chief Investment Officer and is comprised of members of the Group Executive Committee and non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Soeren Ferré, Heinrich Loechteken, Klaus Heinemann, Robert Warden, Patrick den Elzen, Aengus Kelly, Nicolas Finazzo and James Chapman.

        Our Group Treasury and Accounting Committee has authority and is responsible for committing debt funding in excess of $100 million but not exceeding $500 million per transaction. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Keith Helming, Cole Reese, David Teitelbaum, Klaus Heinemann, Aengus Kelly, Paul Rofe, Tom Kelly, Marius Jonkhart and Robert Warden.

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three non-executive directors who are "independent" as defined by Rule 10A-3 of the

Securities Exchange Act of 1934, as amended, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Marius Jonkhart, James Chapman and Ronald Bolger.

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

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2005	December 31, 2006	December 31, 2007
Amsterdam, The Netherlands	71	71	88
Shannon, Ireland	27	37	42
Fort Lauderdale, FL	11	13	16
Miami, FL(1)	124	163	172
Goodyear, AZ(1)	—	67	75
Other	—	—	9

Total	233	351	402

    (1)
    Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006. We also lease small offices in Beijing (China), Irvine (TX) and Brighton (UK).

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we are required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must not only promote the interests of employees, but also take into account the interests of the company and its shareholders.

Share ownership.

        The following table sets forth beneficial ownership of our shares which are held by members of our senior management team and our non-executive directors:

	Bermuda Parents Shares/Options(1)			AerCap Holdings N.V. Options
	Ordinary shares beneficially owned	Ordinary shares underlying vested, but unexercised options(2)(3)	Ordinary shares underlying unvested options (2)(3)(4)	Ordinary shares underlying unvested options(5)	Fully Diluted Ownership Percentage (6)
Directors:
Ronald J. Bolger	—	27,734	—	—		*
James N. Chapman	—	55,300	—	—		*
Pieter Korteweg	—	55,469	—	—		*
W. Brett Ingersoll(7)	—	—	—	—	—
Klaus W. Heinemann(8)		1,409,926	—	—	1.2%
Marius J. L. Jonkhart	—	27,734	—	—		*
Gerald P. Strong(7)	—	—	—	—	—
David J. Teitelbaum(7)	—	—	—	—	—
Robert G. Warden(7)	—	—	—	—	—
Executive Officers:
Wouter M. (Erwin) den Dikken	148,565	48,804	32,538	250,000		*
Patrick den Elzen	144,581	—	—	—		*
Soeren E. Ferré	167,366	—	—	250,000		*
Nicolas Finazzo	1,127,720	—	—	—	1.3%
Keith A. Helming	—	341,337	295,572	500,000		*
Aengus Kelly	252,791	97,612	65,072	500,000		*
Heinrich H. Loechteken	1,197,458	—	—	—	1.4%
Anil Mehta	78,839	—	—	—		*
Robert B. Nichols	1,127,720	—	—	—	1.3%
Cole T. Reese	209,227	—	—	250,000		*
Reynoud K. Simonis	—	109,672	—	—		*

All our directors and executive officers as a group (20 persons)	4,454,267	2,173,588	393,182	1,250,000	7.8%

*
Less than 1.0%.

(1)
Shareholdings reflect indirect beneficial ownership of AerCap Holdings N.V. held through ownership of restricted common shares or options to acquire common shares of indirect Bermuda holding companies, or the Bermuda Parents on a fully-diluted basis, assuming the vesting and exercise of all outstanding share options.

(2)
All options outstanding expire on June 30, 2015.

(3)
The exercise price of options held by Mssrs. Heinemann and Simonis is $0.00. The exercise price of all other options is equivalent to $7.00 per ordinary share.

(4)
None of these options are exercisable within 60 days.

(5)
All outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. None of these options are exercisable within 60 days.

(6)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person

(7)
Mssrs. Ingersoll and Warden are each a Managing Director of Cerberus Capital Management, L.P. and Mssrs. Strong and Teitelbaum are Managing Directors of affiliates of Cerberus Capital Management, L.P.

(8)
Mr. Heinemann is both a member of our Board of Directors and our Chief Executive Officer.

        All of our ordinary shares have the same voting rights.

        The address for all our officers and directors is c/o AerCap Holdings N.V., Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our common outstanding shares as of March 10, 2008, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Stephen Feinberg(1)(2)	31,738,372	37.3%
Wellington Management Company, LLP	11,646,180	13.7%
Bank of America Corporation	5,177,054	6.1%

    (1)
    Cerberus beneficially owns 37.3% of our ordinary shares on a fully-diluted basis assuming the vesting and exercise of all outstanding Bermuda holding company options. All of these shares have the same rights as our other ordinary shares. Stephen Feinberg exercises sole voting and investment authority over all of our ordinary shares owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 37.3% of our ordinary shares. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

    (2)
    Prior to our initial public offering which closed on November 27, 2006, Cerberus beneficially owned 82% of our ordinary shares on a fully-diluted basis assuming the vesting and exercise of all outstanding Bermuda holding company options.

        As of December 31, 2007, none of our ordinary shares were held by record holders in the Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

  Related Party Transactions with Current Affiliates

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Import & Export Group Corporation, 25% by affiliates of Calyon and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed the performance of AerDragon under debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.2 million as a guarantee fee and for these management services during 2007. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million, $0.8 million, $1.7 million and $0.4 million for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $2.4 million, $2.4 million, $5.2 million and $4.8 million for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively.

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling approximately $1.2 million since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our AeroTurbine Acquisition. In addition, this amount also includes approximately $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. If we accept services from individuals employed by or contracted through Cerberus in the future, we will establish consulting agreements directly with such individuals instead of working with them through Cerberus. We expect these arrangements to reflect arms' length negotiations that will not be more favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We lease two A320-200 model aircraft to Air Canada. Both leases expire in 2014. Cerberus indirectly controls 6.7% of the equity of Air Canada and 45.8% of the equity interest in AerCap Holdings N.V.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in March 2010. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2007, we had drawn and there remained outstanding $48.8 million of the class A loans and $12.3 million of the class B loans.

        Until November 2007, our AeroTurbine subsidiary leased their office and warehouse located in Miami, Florida from an entity owned by the current Chief Executive Officer and Chief Operating Officer of AeroTurbine. In November 2007, the entity sold the office and warehouse to an unrelated third-party. AeroTurbine continues to occupy the premises under a lease which expires in 2013.

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing € 7.8 million note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005). Under the terms of the Shareholders' and Noteholders' Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1.8 million. We sold all of our WizzAir convertible notes in September 2006.

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

Item 8.    Financial Information

Consolidated Statements and Other Financial Information.

        Please refer to Item 18. Financial Statements and to pages F-1 through F-57 of this annual report.

Item 9.    The Offer and Listing.

Offer and listing details.

        Not applicable.

Markets.

        The Company's shares are traded on the New York Stock Exchange under the symbol "AER".

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2007	32.82	18.54
Quarterly highs and lows
Quarter 1 2007	29.85	22.75
Quarter 2 2007	32.80	28.49
Quarter 3 2007	32.82	20.00
Quarter 4 2007	28.70	18.54
Monthly highs and lows
January	28.00	22.75
February	28.02	25.25
March	29.85	25.85
April	31.15	28.55
May	32.39	28.49
June	32.80	29.74
July	32.82	25.11
August	25.99	20.00
September	26.96	23.50
October	28.70	24.89
November	25.32	19.64
December	23.00	18.54
2008
January	18.45	14.22
February	20.24	16.81
March (through March 18, 2008)	20.47	16.57

(1)
Share prices provided are closing prices for all periods presented.

        On March 18, 2008, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $18.33.

Item 10.    Additional Information.

Memorandum and articles of association.

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2007, we had 200,000,000 authorized ordinary shares, par value €0.01 per share, of which 85,036,957 were issued and outstanding.

        Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by the Company. Our ordinary shares are freely transferable.

Issuance of Ordinary Shares

        A general meeting of shareholders can approve the issuance of ordinary shares or rights to subscribe for ordinary shares, but only in response to a proposal for such issuance submitted by the Board of Directors specifying the price and further terms and conditions. In the alternative, the shareholders may designate to our Board of Directors' authority to approve the issuance and price of issue of ordinary shares. The delegation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.

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

Risk Management and Control Framework

        Our management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Our internal risk management and control framework is based on the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The COSO framework aims to provide reasonable assurance regarding effectiveness and efficiency of an entity's operations, reliability of financial reporting, prevention of fraud and compliance with laws and regulations.

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

Risk Management and Internal Controls

        We have developed a system of policies and procedures for all areas of our operations, both financial and non-financial, that constitutes a broad system of internal control. This system of internal control has been developed through a risk-based approach and enhanced with a view to achieving and maintaining full compliance with the requirements of section 404 of the Sarbanes-Oxley Act ("SOX"). Our system of internal control is embedded in our standard business practices and is validated through audits performed by our internal auditors and through management testing of SOX controls, which is performed with the assistance of external advisors. In addition, senior management personnel and finance managers of our main operating subsidiaries annually sign a detailed letter of representation with regard to financial reporting, internal controls and ethical principles. All of our employees working in finance or accounting functions are subject to a separate Finance Code of Ethics.

Controls and Procedures Statement Under the Sarbanes-Oxley Act

        As of December 31, 2007, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes-Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2007, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee pre-approves every engagement of our external auditor.

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

  •
  the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

  •
  the acquisition or disposal by us of a participating interest in a company's share capital, the value of which amounts to at least one third of the value of our assets.

Adoption of Annual Accounts and Discharge of Management Liability

        Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of The Netherlands Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

        The adoption of the annual accounts by our shareholders does not release the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

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

Netherlands Squeeze-out Proceedings

        If a person or a company or two or more group companies within the meaning of Article 2:24b of The Netherlands Civil Code acting in concert holds in total 95% of a Netherlands public limited liability company's issued share capital by par value for their own account, the laws of The Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

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

Material contracts.

        Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited. Pursuant to this agreement, AerVenture, our consolidated joint venture, placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2007, 68 of the aircraft remained to be delivered under the agreement, consisting of 18 A319 aircraft and 50 A320 aircraft. The initial delivery schedule for the AerVenture aircraft includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered between 2008 and the end of 2011.

        Aircraft Purchase Agreement, dated December 11, 2006 as amended on May 11, 2007, between Airbus S.A.S. and AerCap Ireland Limited. Pursuant to this agreement, AerCap Ireland Limited placed an order with Airbus for the purchase of 30 new A330-200 aircraft. As of December 31, 2007, all 30 of the aircraft remained to be delivered under the agreement. The initial delivery schedule for the aircraft includes 10 aircraft to be delivered in 2009, 10 aircraft to be delivered in 2010, four aircraft to be delivered in 2011 and six aircraft to be delivered in 2012.

        Joint Venture Agreement, dated December 30, 2005 as amended on November 2, 2007 and December 12, 2007, among AerCap AerVenture Holding B.V. (as transferee of AerCap Ireland Limited), NLM AerVenture Holding B.V. (as transferee of International Cargo Airlines Company KSC) and AerVenture Limited. The joint venture agreement established our AerVenture joint venture. In January 2006, LoadAir (the owner of NLM AerVenture Holding B.V.), an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture.

        Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols. Pursuant to the Stock Purchase Agreement, in April 26, 2006, we acquired all of the existing share capital of AeroTurbine. The purchase price for the AeroTurbine shares was $144.7 million.

        Sale and Purchase Agreement for the acquisition of all shares in and certain loans and facilities granted to Debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo-und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V. Pursuant to the Sale and Purchase Agreement, on June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid total consideration of $1.37 billion for AerCap B.V..

        In addition, we have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See "Item 5—Indebtedness" for more information regarding the credit facilities and financing arrangements.

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

        Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies as a "participation" for the purposes of The Netherlands Corporate Income Tax Act 1969. A participation generally exists in case of a shareholding of at least 5% of the company's paid-up share capital.

        Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

  Withholding Tax

        Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 15%. The withholding mechanism requires us to deduct from the dividend an amount of withholding tax to be paid to The Netherlands tax authorities. The withholding tax is therefore effectively carried by the recipient of a dividend and not by us. The expression "dividends distributed" includes, among others:

  •
  distributions in cash or in kind;

  •
  liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for the purposes of Netherlands dividend withholding tax;

  •
  an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for the purposes of Netherlands dividend withholding tax, has been made or will be made; and

  •
  partial repayment of the paid-in capital, recognized for the purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (in Dutch, "zuivere winst"), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

        If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

        A recipient of a dividend of the shares that is a qualifying company and that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992 (the "Convention"), may be entitled to a reduced rate of dividend withholding tax (a "U.S. Holder"). These conditions include but are not limited to being a resident of the U.S. for the purposes of the Convention, being the beneficial owner of such dividend and qualifying under article 26 of the Convention (the so-called "Limitation on Benefits" article).

        To claim a reduced withholding tax rate under the Convention (both reduction and refund procedure), the U.S. Holder that is a company must file a request with The Netherlands tax authorities for which no specific form is available.

        A recipient that is a qualifying tax-exempt pension, trust or a qualifying tax-exempt organization and that satisfies the conditions of the Convention, may be entitled to an exemption or a refund of paid dividend taxes. Qualifying tax exempt must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt pensions, trusts or U.S. organizations are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the "Belastingdienst/Limburg/kantoor buitenland, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

        Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands resident individuals" and "Netherlands resident entities", as the case may be), including individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

        In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to The Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to The Netherlands tax authorities by the lesser of:

  •
  Three percent of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and,

  •
  Three percent of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned deductions.

        Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to pay to The Netherlands tax authorities, it does not reduce the amount of tax that the we are required to withhold from dividends.

        Pursuant to legislation to counteract "dividend stripping", a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which shareholders retain their economic interest in shares but reduce the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

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

        (ii) such holder does not have an interest in an enterprise or a deemed enterprise which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

        (iii) in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, "normaal vermogensbeheer") and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands (in Dutch, "resultaat uit overige werkzaamheden").

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

  (a)
  the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

  (b)
  the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, "normaal vermogensbeheer") or derives benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities (in Dutch, "resultaat uit overige werkzaamheden").

        If the above-mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €40,000 and 23% over the following €160,000, the first two brackets for 2008).

        A Netherlands qualifying pension fund and a Netherlands qualifying tax exempt investment fund (in Dutch: "vrijgestelde beleggingsinstelling") are, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (in Dutch, "fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0%.

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

U.S. Tax Considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A "non-U.S. Holder" is a beneficial owner of our ordinary shares that is not a U.S. Holder.

  Cash Dividends and Other Distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company ("PFIC") rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2010.

        Distributions to U.S. Holders of additional ordinary shares or preemptive rights with respect to ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

        Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder's gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

        Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder been eligible for and actually claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against the U.S. Holder's federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at his election, deduct such otherwise creditable foreign taxes in computing his taxable income, subject to generally applicable limitations under U.S. law.

        A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

  Sale or Disposition of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that the Company is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

  Potential Application of Passive Foreign Investment Company Provisions

        We do not expect to be classified as a PFIC for the current year. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on "excess distributions" received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder's holding period, (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year, and (iii) the amount allocated to each previous tax year (other than the any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

        If we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange," a U.S. Holder may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from the Company's PFIC status. The ordinary shares will be treated as "regularly traded" in any calendar year during which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ordinary shares are expected to be regularly traded is a qualified exchange for U.S. federal income tax purposes.

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

        Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a qualified electing fund ("QEF") election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains and (ii) as long-term capital gains, its pro rata share of our net long-term capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder's basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder's timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

        Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a "retroactive QEF election") may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder's ability to make a retroactive QEF election, the protective statement must be filed by the due date of the investor's return (including extensions) for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisor regarding the advisability of filing a protective statement.

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

        Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person's miscellaneous itemized deductions exceed 2% of their adjusted gross income. In addition, an individual's miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of the Company might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a "pass-through entity" is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a "pass-through entity" with respect to a U.S. Holder of ordinary shares that makes a QEF election.

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

  Information Reporting and Backup Withholding

        Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than corporations and other exempt recipients. A 28% "backup" withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

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

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2007 and our equity as of December 31, 2007 as set forth in our annual statutory accounts were $228.4 million and $988.1million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

Documents on display.

        You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission's regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 3 World Financial Center, Room 4300, New York, New York 10281. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission's website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

        Under our interest rate swaps, we pay fixed amounts and receive floating amounts on a monthly basis. The swaps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of December 31, 2007 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and swaps. The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average Notional amounts	$2,057.9	$1,908.0	$1,261.3	$880.3	$584.1	$466.8	$919.0	$21.9
Weighted average strike rate	4.71%	5.12%	5.39%	5.44%	5.56%	5.62%	5.61%	—

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Notional amounts	$60.0	$—	$—	$—	$—	$—	$—	$(0.4)
Weighted average pay rate	5.38%	—	—	—	—	—	—	—

        As of December 31, 2007, the interest rate swaps and caps had notional amounts of $2.4 billion and a fair value of $21.5 million. The variable benchmark interest rates associated with these instruments ranged from one to six—month LIBOR. The swap above is with our AeroTurbine operation.

        Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that all of our interest rate derivatives, except Aircraft Lease Securitisation's derivatives, require two-way cash collateralization. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

        Our functional currency is the US dollar. As of December 31, 2007, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2007, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $56.6 million in US dollar equivalents and represented 48.7% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of directors and the members of our Disclosure committee, has evaluated, as of December 31, 2007, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures are effective to achieve their intended objectives.

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2007 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        Throughout the course of 2007, we have implemented several enhancements to our system of internal control as described below:

  (i)
  We hired additional accounting and finance personnel at our locations in the Netherlands, Ireland and at AeroTurbine. Many of these additional personnel have been involved in the identification, documentation and design of key controls as prescribed in Section 404 of the Sarbanes-Oxley Act.

  (ii)
  Our internal audit department has been staffed at sufficient levels throughout all of 2007, which has enabled them to complete a broad range of internal audits as agreed directly with our audit committee.

  (iii)
  Senior management across all significant departments have been involved in the documentation and design of enhanced internal controls in accordance with the Company's successful completion of compliance at December 31, 2007 with Section 404 of the Sarbanes-Oxley Act.

  (iv)
  We have hired additional financial analysts both at our headquarter offices in Amsterdam and at AeroTurbine to help senior management better analyze group and subsidiary results and to identify potential internal control deficiencies.

        We believe that these measures along with other measures already implemented have led to an improvement in our systems of internal control over financial reporting.

Item 16A.    Audit committee financial expert.

        Our board of directors has determined that Ronald Bolger is an "audit committee financial expert" as that term is defined by SEC rules, and that he is "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B.    Code of Conduct.

        Our board of directors has adopted our code of conduct, a code that applies to members of the board of directors including its chairman and other senior officers, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2006 and December 31, 2007:

	2006	2007
	(Euros in thousands)
Audit fees	€3,074	€2,412
Audit-related fees	200	—

Total	€3,274	€2,412

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

        During the 12-month periods ended December 31, 2006 and December 31, 2007, our auditors were not engaged to perform any services that are defined as tax fees or for any other type of services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our auditor. These services may include audit services, audit-related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        Not applicable.

PART III

Item 17.    Financial Statements.

        Not applicable.

Item 18.    Financial Statements.

        Please refer to pages F-1 through F-57 of this annual report.

Item 19.    Exhibits.

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association(1)
2.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited(1)(4)
2.2	Security Trust Agreement, dated April 26, 2006, among AerFunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas(1)
2.3	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto and Calyon New York Branch(1)
2.4
Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto, the trusts party thereto, as trusts and Calyon New York Branch(1)
2.5	Pledge Agreement, dated April 26, 2006, between AerCap, Inc. and Calyon New York Branch(1)
2.6	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited(1)
2.7	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols(1)
2.8
Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.(1)

2.9
Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.(1)
2.10	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)(1)
2.11	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(2)(4)
2.12
Amended and Restated Trust Indenture, dated as of May 8, 2007, among Aircraft Lease Securitisation Limited, Deutsche Bank Trust Company Americas, as trustee, cash manager and Operating Bank and Calyon, as initial primary liquidity facility provider, and MBIA Insurance Corporation, as the policy provider(3)
2.13	Amendment No. 1 dated May 11, 2007 to Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(3)(4)
2.14
Amended and Restated Credit Agreement, dated May 8, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders and Class B Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas(3)
2.15
First Amendment Agreement, dated as of November 13, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, the Other Service Providers named therein, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders and Class B Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas
2.16
Amendment, Restatement and Accession dated December 20, 2007 to Senior Loan Facility Agreement originally dated October 12, 2006 between AerCap Dutch Aircraft Leasing I B.V., as Borrower, Azzurro Aircraft Leasing Limited, as Additional Borrower, Calyon as Senior Arranger, Senior Agent and Collateral Trustee and the financial institutions named therein
2.17	Amended and Restated Facility Agreement dated July 27, 2007 among AerVenture Limited, as Borrower, and Calyon S.A. and KfW, as Lenders, and Calyon S.A. as Security Trustee and Agent
2.18
Second Amended and Restated Senior Credit Agreement, dated as of December 19, 2007, among AeroTurbine, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A., DekaBank Deutsche Girozentrale and Norddeutsche Landesbank Girozentrale, as Co-Documentation Agents

2.19	Amendment Agreement, dated November 2, 2007, among AerCap AerVenture Holding B.V., NLM AerVenture Holding B.V., International Cargo Airlines Company KSC and AerVenture Limited
2.20	Amendment Agreement, dated December 12, 2007, among AerCap AerVenture Holding B.V., NLM AerVenture Holding B.V. and AerVenture Limited
8.1	List of Significant Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

(1)
Previously filed with Registration Statement on Form F-1, File No. 333-138381.

(2)
Previously filed with Form 20-F for the year ended December 31, 2006.

(3)
Previously filed with Registration Statement on Form F-1, File No. 333-144468.

(4)
Portions of this exhibit have been omitted pursuant to an Order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
/s/ KLAUS HEINEMANN Klaus Heinemann Chief Executive Officer

Date: March 18, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AerCap Holdings N.V. Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets As of December 31, 2006 and 2007	F-5
Consolidated Income Statements For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007	F-6
Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007	F-7
Consolidated Statements of Shareholders' Equity For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007	F-8
Notes to the Consolidated Financial Statements	F-9
Additional Information—Financial Statements Schedule I	F-53

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries ("the Company") as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for the years ended December 31, 2007 and 2006 and for the period from June 27, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the accompanying financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" on page 109. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rotterdam, March 18, 2008
PricewaterhouseCoopers Accountants N.V.

A. Tukker RA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.,

        In our opinion, the accompanying consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the results of operations, cash flows and other data shown therein of debis AirFinance B.V. ("AerCap B.V.") and its subsidiaries for the period from January 1, 2005 to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the accompanying financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement Schedule I are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement Schedule I based on our audits. We conducted our audits of these statements and financial statement Schedule I in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income, shareholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Rotterdam, March 18, 2008
PricewaterhouseCoopers Accountants N.V.

A. Tukker RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2006 and 2007

		December 31,
	Note	2006	2007
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$131,201	$241,736
Restricted cash	3	112,277	95,072
Trade receivables, net of provisions of $2,496 and $4,088	4	25,058	35,591
Flight equipment held for operating leases, net	5	2,966,779	3,050,160
Flight equipment held for sale		—	136,135
Notes receivable, net of provisions, of $2,563 and nil	6	167,451	184,820
Prepayments on flight equipment	7	166,630	247,839
Investments	8	18,000	11,678
Goodwill	9	6,776	6,776
Intangibles	9	34,229	41,855
Inventory	10	82,811	90,726
Derivative assets	11	17,871	21,763
Deferred income taxes	16	96,521	85,253
Other assets	12	92,432	144,823

Total Assets		$3,918,036	$4,394,227

Liabilities and Shareholders' Equity
Accounts payable		$6,958	$16,376
Accrued expenses and other liabilities	13	92,466	81,379
Accrued maintenance liability		259,739	255,535
Lessee deposit liability		77,686	83,628
Debt	14	2,555,139	2,892,744
Accrual for onerous contracts	15	111,333	46,411
Deferred revenue		28,391	33,574
Deferred income taxes	16	3,383	3,425
Commitments and contingencies	23	—	—

Total Liabilities		3,135,095	3,413,072
Minority interest, net of taxes		31,937	30,782
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)	17	699	699
Additional paid-in capital		591,553	602,469
Accumulated retained earnings		158,752	347,205

Total Shareholders' Equity		751,004	950,373

Total Liabilities and Shareholders' Equity		$3,918,036	$4,394,227

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Six Months Ended June 30, 2005,
the Period From June 27, 2005 to December 31, 2005,
the Year Ended December 31, 2006 and the Year Ended December 31, 2007

		AerCap B.V.	AerCap Holdings N.V.
	Note	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	19	$162,155	$173,568	$443,925	$554,226
Sales revenue		75,822	12,489	301,405	558,263
Management fee revenue		6,512	7,674	14,072	14,343
Interest revenue		13,130	20,335	34,681	29,742
Other revenue	6,13	3,459	1,006	20,336	19,947

Total Revenues		261,078	215,072	814,419	1,176,521
Expenses
Depreciation	5	66,407	45,918	102,387	141,113
Cost of goods sold		57,632	10,574	220,277	432,143
Interest on debt	14	69,857	44,742	166,219	234,770
Operating lease in costs	15	13,877	11,441	25,232	20,176
Leasing expenses		15,348	12,081	21,477	18,825
Provision for doubtful notes and accounts receivable	4,6	3,161	3,002	(186)	745
Selling, general and administrative expenses(a)	20	19,559	26,949	149,364	116,328

Total Expenses		245,841	154,707	684,770	964,100
Income from continuing operations before income taxes and minority interest		15,237	60,365	129,649	212,421
Provision for income taxes	16	556	(10,604)	(21,246)	(25,123)
Minority interest, net of taxes		—	—	588	1,155

Net Income		$15,793	$49,761	$108,991	$188,453
Basic and diluted earnings per share	21	$21.45	$0.64	$1.38	$2.22
Weighted average shares outstanding, basic and diluted		736,203	78,236,957	78,982,162	85,036,957

(a)
Selling, general and administrative expenses include $78,635 ($69,133, net of tax) and $10,916 ($9,477, net of tax) of share-based compensation in the years ended December 31, 2006 and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2005,
the Period From June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and
the Year Ended December 31, 2007

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
	(US dollars in thousands)
Net income	$15,793	$49,761	$108,991	$188,453
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest			(588)	(1,155)
Depreciation	66,407	45,918	102,387	141,095
Amortization of debt issuance costs	885	566	11,777	38,156
Amortization of intangibles	—	6,563	10,132	10,800
Gain on elimination of fair value guarantee	—	—	—	(10,736)
Provision for doubtful notes and accounts receivable	3,161	3,002	(186)	745
Capitalized interest on pre-delivery payments	(3,084)	(2,767)	(4,888)	(5,968)
Release of provision against debt	—	—	(4,139)	—
Gain on disposal of assets	(24,906)	(2,645)	(67,720)	(103,455)
Mark-to-market of non-hedged derivatives	(11,783)	(19,028)	(9,166)	(3,892)
Deferred taxes	(1,178)	10,135	21,011	13,929
Share-based compensation	—	—	78,635	10,916
Changes in assets and liabilities:
Trade receivables and notes receivable, net	59,023	9,846	30,299	(28,647)
Inventories	—	—	(24,216)	8,460
Other assets and derivative assets	(18,986)	(57)	(7,990)	(16,041)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	21,681	5,595	98,936	(41,904)
Deferred revenue	262	2,349	5,104	5,182

Net cash provided by operating activities	107,275	109,238	348,379	205,938
Purchase of flight equipment	(74,679)	(124,191)	(879,497)	(699,807)
Proceeds from sale/disposal of assets	91,863	12,718	253,199	449,313
Prepayments on flight equipment	(19,711)	(26,604)	(93,708)	(164,074)
Purchase of subsidiaries, net of cash acquired	—	(1,245,609)	(143,100)	—
Purchase of investments	(3,000)	—	(15,000)	—
Purchase of intangibles	—	—	(10,636)	(18,427)
Movement in restricted cash	20,052	(47,573)	45,453	17,205

Net cash (used in) provided by investing activities	14,525	(1,431,259)	(843,289)	(415,790)
Issuance of debt	63,085	2,231,633	908,077	2,395,956
Repayment of debt	(239,369)	(1,058,095)	(607,721)	(2,025,298)
Debt issuance costs paid	(772)	(38,066)	(32,940)	(49,579)
Issuance of equity interests	35,051	370,000	143,617	—
Dividends paid to minority interests	—	—	(225)	—
Capital contributions from minority interests	—	—	32,750	—

Net cash provided by (used in) financing activities	(142,005)	1,505,472	443,558	321,079

Net increase (decrease) in cash and cash equivalents	(20,205)	183,451	(51,352)	111,227
Effect of exchange rate changes	233	103	(1,001)	(692)
Cash and cash equivalents at beginning of period	143,640	—	183,554	131,201

Cash and cash equivalents at end of period	$123,668	$183,554	$131,201	$241,736

Supplemental cash flow information:
Interest paid	$77,042	$54,980	$145,793	167,306
Taxes paid (refunded)	55	(605)	267	17,691
Fair values of assets acquired and liabilities assumed in purchase acquisitions
		AerCap B.V.	AeroTurbine
Assets acquired		$2,838,918	$305,321
Liabilities assumed		(1,469,641)	(160,619)

Cash paid		$1,369,277	$144,702

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Shareholders' Equity

For the Six Months Ended June 30, 2005,
the Period From June 27, 2005 to December 31, 2005, the Year Ended
December 31, 2006 and the Year Ended December 31, 2007

	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss) earnings	Total shareholders' equity
	(US dollars in thousands, except share amounts)
AerCap B.V.
Six months ended June 30, 2005
Balance at January 1, 2005	736,203	$333,780	—	$(181)	$(264,580)	$69,019
Issuance of equity capital	63,797	35,051	—	—	—	35,051
Comprehensive income:
Net income for the period	—	—	—	—	15,793	15,793

Comprehensive income						15,793

Balance at June 30, 2005	800,000	$368,831	$—	$(181)	$(248,787)	$119,863

AerCap Holdings N.V.
Period from June 27, 2005 to December 31, 2005
Balance at June 27, 2005	—	—	—	—	—	—
Issuance of equity capital	78,236,957	$646	$369,354			$370,000
Comprehensive income:
Net income for the period	—	—	—	—	49,761	49,761

Comprehensive income						49,761

Balance at December 31, 2005	78,236,957	$646	$369,354	$—	$49,761	$419,761

Year ended December 31, 2006
Balance at January 1, 2006	78,236,957	$646	$369,354	—	$49,761	$419,761
Issuance of equity capital in public offering	6,800,000	53	143,564			143,617
Share-based compensation	—	—	78,635	—	—	78,635
Comprehensive income:
Net income for the period	—	—	—	—	108,991	108,991

Comprehensive income						108,991

Balance at December 31, 2006	85,036,957	$699	$591,553	$—	$158,752	$751,004

Year ended December 31, 2007
Balance at January 1, 2007	85,036,957	$699	$591,553	—	$158,752	$751,004
Share-based compensation	—	—	10,916	—	—	10,916
Comprehensive income:
Net income for the period	—	—	—	—	188,453	188,453

Comprehensive income						188,453

Balance at December 31, 2007	85,036,957	$699	$602,469	$—	$347,205	$950,373

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

        We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, with principal offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

        These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005 (the "2005 Acquisition"). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with SFAS 141, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share (Note 17) generating net proceeds of $143,017 which we used to repay debt.

Acquisition of AeroTurbine, Inc.

        On April 26, 2006 we purchased all of the existing share capital of AeroTurbine, Inc ("AT" and the "AT Acquisition"). AT has been included in our consolidated financial statements from April 26, 2006. AT is engaged primarily in the distribution of turbojet aircraft, aircraft engines, and aircraft parts as well as the sale, lease and overhaul management of engines to the commercial aviation industry worldwide. AT is headquartered in Miami, Florida and has a location in Goodyear, Arizona. We acquired AT in order to diversify our investments in aviation assets and to give us a more significant presence in the market for older equipment.

Variable interest entities

        In January 2006, we sold a 50% equity interest in AerVenture Ltd. ("AerVenture"), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture has contracted with Airbus for the delivery of up to 70 A320 family aircraft between November 2007 and August 2011, with the intent of leasing these aircraft to third parties. The joint venture agreement requires us to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. Other than with respect to such equity contributions, we are not obligated to support the activities of AerVenture and creditors of AerVenture have no recourse to us. We have entered into agreements to provide management and marketing services to AerVenture in return for management fees. We have

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

determined that AerVenture is a variable interest entity for which we are the primary beneficiary. As such, we have continued to consolidate AerVenture in our accounts.

        In April 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella was formed to purchase two used Airbus A330-322 aircraft for leasing. These aircraft were purchased in April and May 2006 and have subsequently been leased to third parties. We have entered into agreements to provide to Bella aircraft management and marketing services in return for management fees. We have determined that Bella is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated Bella in our accounts. The obligations of Bella are non-recourse to us.

        As further discussed in Note 14, we hold equity and subordinated debt investments in ALS and AerFunding. ALS and AerFunding are variable interest entities and we, as their primary beneficiaries under FIN 46(R), consolidate the accounts of ALS and AerFunding in our accounts since their inception dates.

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Import and Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. The joint venture owned two aircraft at December 31, 2007, one of which it purchased from Airbus through an assignment of our purchase right under our 1999 Forward Order and one which it purchased directly from us. We act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. We provide aircraft management services to AerDragon in return for fees. As of December 31, 2007, we have determined that AerDragon is a variable interest entity. AerCap further determined that we are not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon according to the equity method. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2007, our maximum exposure to losses incurred by AerDragon consists of the carrying amount of our equity investment and the face value of the debt guaranteed, totaling $39.8 million.

Risks and uncertainties

        We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft and engines and our ability to sell aircraft and engines parts. The global airline industry has experienced passenger growth in the last three years, which has led to increased demand for new aircraft and a strengthening of lease rates in most aircraft categories. The continued growth of the global aviation industry is dependent on several factors, most notably sustained global GDP growth and price stability in the oil markets. Substantial increases in jet kerosene prices in recent years has caused a depression in airline earnings and in some cases liquidity shortages. The impact of continued or rising oil prices as well as overcapacity and high levels of competition in some geographical markets may create occasional unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and aircraft and engine values. The value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward effect on lease rentals and residual values and may require that the carrying value of our flight equipment be materially reduced. In addition, if we are not

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

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

        We have significant tax losses carried forward in some of our subsidiaries, which are recognized as tax assets on our balance sheets. The recoverability of these assets is dependent upon the ability of the related entities to generate a certain level of taxable income in the future. If those entities cannot generate such taxable income, we will not realize the value of those tax assets and a corresponding valuation allowance and tax charge will be required.

        We expect to fund a significant portion of our forward order delivery obligations (Note 7) through borrowings secured by the related aircraft. The unavailability to us of such secured borrowings at the time of delivery could have a material impact on our ability to meet our obligations under the forward order contract. If we cannot meet our obligations under such contracts, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

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

        The assets and liabilities of AerCap B.V. are stated at their fair values at the acquisition date of June 30, 2005. The consolidated financial statements of the predecessor reflect historical cost. The consolidated financial statements show both the predecessor accounts and successor accounts. Due to these different bases of accounting, predecessor and successor amounts are not directly comparable.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilize professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Restricted cash

        Restricted cash includes cash held by banks that is subject to withdrawal restrictions.

Trade receivables

        Trade receivables represent unpaid, current lease obligations of lessees under existing lease contracts. Allowances are made for doubtful accounts where it is considered that there is a significant risk of non-recovery. The assessment of risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost.

        The estimates of useful lives are as follows:

Stage III Aircraft	20-25 years
Turboprop Aircraft	20 years

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

        For older engines purchased primarily for short-term leasing through our AeroTurbine operations, we depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. For newer engines purchased primarily for longer-term leases, we depreciate over a 30-year period to a residual of 15% of cost. The carrying value of flight equipment that is designated for part-out is transferred to the inventory pool. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

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

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an aircraft's booked residual, except where more recent industry information indicates a different value is appropriate.

Flight equipment held for sale

        We classify flight equipment which is subject to an executed sale agreement or an exercised purchase option as flight equipment held for sale and cease recognizing depreciation expense on such flight equipment at the time the sale contract is signed. We carry equipment held for sale at the lower of its carrying amount or fair value less cost to sell. Subsequent changes to the asset's fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale.

  Notes receivable

        Notes receivable arise primarily from (i) the restructuring and deferring of trade receivables from lessees experiencing financial difficulties and (ii) the sale of aircraft to lessees where we finance a portion of the aircraft purchase price through an interest bearing note secured by a security interest in the aircraft sold. Allowances are made for doubtful accounts where there is a significant risk of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

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

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of SFAS 141. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs is recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms. We evaluate all definite-lived intangible assets for impairment in accordance with SFAS 144.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Inventory

        Inventory, which consists primarily of finished goods, is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated market value at the time of purchase. We estimate market value for this purpose based on internal estimates of sales values and recent sales activity of similar inventory. We charge the cost of sold inventory to cost of goods sold based on the ratio of remaining cost to the market value such inventory. We evaluate this ratio periodically and make prospective adjustments in connection with updated market values. Any inventory identified with a market value lower than cost is reduced to market value at the time of the review.

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

        All derivatives are recognized on the balance sheet at their fair value. Changes in fair values between periods are recognized as a reduction or increase of interest expense on the income statement,as we do not currently apply hedge accounting to our derivatives. Net cash received or paid under derivative contracts where material in any reporting period is classified as operating cash flow in our consolidated cash flow statements.

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

Other assets

        Other assets consist of prepayments, debt issuance costs, interest and other receivables and other tangible fixed assets. Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at various rates between 16% to 33% per annum over the assets' useful lives using the straight-line method. We capitalize costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense over the term of the related financing.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Accrued maintenance liability

        In all of our aircraft leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In the majority of these leases, we do not recognize supplemental rent received as revenue, but as an accrued maintenance liability. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we make a payment to the lessee to help compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

        In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at redelivery. We recognize receipts of end-of-lease compensation adjustments as lease revenue when received and payments of end-of-lease adjustments as leasing expenses when paid.

        In addition, in both types of contracts, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to the lease. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

        For all of our lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as sales revenue as part of the sale of the flight equipment.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Revenue recognition

        As lessor, we lease flight equipment principally under operating leases and report rental income ratably over the life of the lease as it is earned. We account for lease agreements that include step rent clauses on a straight line basis. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change. In certain cases, leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. We cease revenue recognition on a lease contract when the collectibility of such rentals is no longer reasonably assured. For past-due rentals which have been recognized as revenue, provisions are established on the basis of management's assessment of collectibility and to the extent such rentals exceed related security deposits held, and are recorded as expenses on the income statement.

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

Pensions

        We operate a number of non-contributory defined benefit plans and defined contribution schemes for substantially all of our employees. Defined benefit plan obligations and contributions are determined periodically by qualified actuaries. We recognize pension liabilities and prepaid pension costs in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFASB Statements No. 87, 88, 106, and 132 (R)".

Share-based compensation

        We account for share-based compensation in accordance with FAS 123R, Share-based payment. Accordingly, we recognize compensation expense when it becomes probable that participants in share-based incentive plans who hold direct or indirect equity interests in our shares or options to acquire

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

such shares will be able to achieve fair value. The amount of such expense is determined by reference to the fair value of the share or share option on the date of grant. The timing of expense recognition is determined with reference to the timing of lapsing of restrictions on restricted shares and vesting on share options, including the lapsing of repurchase rights which allow other parties to repurchase participants' shares at less than fair market value.

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

Variable interest entities

        We account for investment in variable interest entities in accordance with Revised Interpretation No. 46 ("FIN 46(R)"), Consolidation of Variable Interest Entities and its predecessor, Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. We adopted FIN 46 in January 2003 and FIN 46(R) in January 2005.

Earnings Per Share

        Earnings per share is presented in accordance with SFAS 128, Earnings Per Share which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potentially dilutive common stock, such as stock options.

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2006	2007
Cash received under lease agreements restricted per the terms of the relevant lease and cash securing our obligations under debt and derivative instruments	$72,523	$86,846
Cash securing our obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	38,074	6,837
Other	1,680	1,389

	$112,277	$95,072

        Restricted cash securing our obligations under debt includes amounts related to the ALS securitization debt (Note 14), which requires that cash be placed in liquidity reserves.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

4. Trade receivables, net of provisions

        Trade receivables consist of the following at December 31:

	2006	2007
Trade receivables	$27,554	39,679
Allowance for doubtful accounts	(2,496)	(4,088)

	$25,058	$35,591

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves.

        The change in the allowance for doubtful trade receivable is set forth below:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Provision at beginning of period	$23,255	$—	$3,405	$2,496
(Recoveries) Expense for doubtful accounts receivable	(5,906)	1,225	320	745
Reclassification to notes receivable allowance	(9,961)	—	(2,326)	—
Other(a)	(4,596)	2,180	1,097	847

Provision at the end of period	$2,792	$3,405	$2,496	$4,088

(a)
Other includes direct write offs and reclassifications.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Net book value at beginning of period	$2,748,347	$—	$2,189,267	$2,966,779
Fair value of flight equipment acquired in business combinations	—	2,085,221	158,820	—
Additions	93,244	157,104	928,468	813,549
Depreciation	(65,963)	(45,537)	(106,240)	(137,014)
Disposals	(52,783)	(7,521)	(195,273)	(341,599)
Transfers to direct finance leases/flight equipment held for sale	(4,748)	—	—	(136,135)
Transfer to inventory	—	—	—	(25,966)
Transfer to equity accounted joint venture(a)	—	—	—	(73,421)
Other(b)	—	—	(8,263)	(16,033)

Net book value at end of period	$2,718,097	$2,189,267	$2,966,779	$3,050,160

Accumulated depreciation/impairment at December 31, 2005, 2006 and 2007	—	$(45,537)	$(151,958)	$(225,678)

(a)
During 2007 we sold two aircraft to our joint venture AerDragon. The investment in AerDragon is accounted for according to the equity method. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon (see Note 8).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

(b)
As discussed further in Note 15, we settled a capital lease obligation at a discount of $8,263 in 2006 and settled onerous contract accruals at a discount of $16,033 in 2007. These discounts were applied to reduce the net book value of the related aircraft.

        At December 31, 2007 we owned 136 aircraft and 67 engines, which we leased under operating leases to 77 lessees in 41 countries. The geographic concentrations of leasing revenues are set out in Note 19.

        Prepayments on flight equipment (including related capitalized interest) of $18,564, $32,914, $48,971 and $93,213 have been applied against the purchase of aircraft during the six months ended June 30, 2005, the period from June 27 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively.

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2007:

	2008	2009	2010	2011
Capital expenditures	$443,940	1,131,658	1,460,959	248,196
Pre-delivery payments	363,331	442,493	200,030	126,051

	$807,271	1,574,151	1,660,989	374,247

        Our current operating lease agreements expire over the next eight years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2007 are as follows:

Contracted minimum future lease receivables
2008	499,219
2009	450,458
2010	407,646
2011	355,671
2012	283,158
Thereafter	833,894

$2,830,046

        The titles to certain aircraft leased in the United States are held by a U.S. trust company as required by U.S. law. We are the beneficial owner of these aircraft and the aircraft are recorded under flight equipment held for operating lease on the consolidated balance sheets. The trust company is administered by a bank. The aircraft are segregated from the bank's assets and will not be considered part of the bank's bankruptcy estate in the event of a trustee bankruptcy.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2006	2007
Secured notes receivable	$1,092	6,320
Notes receivable in defeasance structures	162,808	178,267
Notes receivable from lessee restructurings	3,551	233

	$167,451	$184,820

        In 2007, we sold our rights to a claim against a lessee in bankruptcy for a gain of $9,134 recorded as other revenue.

        The minimum future receipts under notes receivable at December 31, 2007 are as follows:

Minimum future notes receivable
2008	58,028
2009	8,114
2010	116,058
2011	1,310
2012	1,310
Thereafter	—

184,820

        The change in the allowance for doubtful notes receivable is set forth below:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Provision at beginning of period	$51,500	$—	$2,563	—
Expense for doubtful notes receivable	9,066	1,777	(506)	—
Reclassification from trade receivable allowance	9,961	—	2,326	—
Other(a)	—	786	(4,383)	—

Provision at the end of period	$70,527	$2,563	$—	—

(a)
Other includes direct write offs and receipt of direct write offs.

7. Prepayments on flight equipment

        In 1999, we signed a forward order contract with Airbus for the acquisition of up to 32 new aircraft between 2004 and 2009 ("1999 Forward Order"). Of that original order, seven aircraft deliveries were cancelled pursuant to cancellation rights granted by Airbus and the remaining aircraft have all been delivered as of December 31, 2007.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

7. Prepayments on flight equipment (Continued)

        In 2005, through a wholly-owned special purpose company ("AerVenture"), we signed a letter of intent with Airbus for the forward purchase of 70 aircraft ("2005 Forward Order"). As discussed above, we consolidate the accounts of AerVenture as it is a variable interest entity for which we are the primary beneficiary.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 widebody aircraft ("A330 Forward Order"). In May 2007, we added an additional ten A330-200 aircraft to this order. The delivery schedule for the 30 A330-200 aircraft order includes two aircraft to be delivered in 2008, eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012.

        In connection with all three forward order contracts, we are required to make scheduled prepayments toward these future deliveries (see table in Note 5). A total amount of interest of $3,084, $2,767, $6,236 and $10,348 was capitalized with respect to these payments for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively. As described in Note 15, because the contracted purchase prices of the aircraft at delivery under the 1999 Forward Order were in excess of the anticipated fair market value of the aircraft at delivery, we recognized an accrual for onerous contracts with respect to this forward order at the 2005 Acquisition.

        Following is a summary of the movements in prepayments on flight equipment during the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	Period from June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Net book value at beginning of period	$135,202	$—	$115,657	$166,630
Fair value of acquired prepayments	—	119,200	—	—
Prepayments made	19,711	26,604	93,708	164,074
Prepayments applied against the purchase of flight equipment	(18,564)	(32,914)	(48,971)	(93,213)
Interest capitalized	3,084	2,767	6,236	10,348

Net book value at end of period	$139,433	$115,657	$166,630	$247,839

8. Investments

        Investments consist of the following at December 31:

	2006	2007
Subordinated debt investment in single aircraft owning company	$3,000	$3,000
25% equity investment in unconsolidated joint venture (AerDragon)	15,000	8,678

	$18,000	$11,678

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

8. Investments (Continued)

        Our subordinated debt investment in a single aircraft owning company is accounted for at cost. Our 25% equity investment in an unconsolidated joint venture is accounted for under the equity method. During 2007 we sold two aircraft to our joint venture AerDragon. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon.

9. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization and goodwill:

	As of December 31, 2006
	Gross	Accumulated amortization		Other (Note 16)		Net
Lease premiums	$56,510	$(16,869	)(a)	$(29,064	)(b)	$10,577
Customer relationships—parts	19,800	(890)		—		18,910
Customer relationships—engines	3,600	(883)		—		2,717
FAA certificate	1,100	(50)		—		1,050
Non-compete agreement	1,100	(125)		—		975

Net book value at end of period	$82,110	$(18,817)		$(29,064)		$34,229

	As of December 31, 2007
	Gross	Accumulated amortization	Other (Note 16)	Net
Lease premiums	$74,937	$(24,872)	(29,064)	$21,001
Customer relationships—parts	19,800	(2,513)	—	17,287
Customer relationships—engines	3,600	(1,802)	—	1,798
FAA certificate	1,100	(123)	—	977
Non-compete agreement	1,100	(308)	—	792

Net book value at end of period	$100,537	$(29,618)	$(29,064)	$41,855

(a)
Includes ($1,382) from the write-off of lease premium in connection with the sale of related aircraft.

(b)
Reduction of $17,431 and $5,386 inclusive of deferred tax effect determined through an iterative calculation due to elimination of valuation allowances in Ireland and the U.S., respectively existing at the date of the 2005 Acquisition (Note 16).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

        The following table presents the changes to amortizable intangible assets during the periods indicated:

	June 27 to December 31, 2005(a)	Year ended December 31, 2006	Year ended December 31, 2007
Net carrying value at beginning of period	$—	$38,571	34,229
Lease premiums acquired in 2005 Acquisition	45,134	—	—
Intangible assets acquired in AT Acquisition	—	25,600	—
Purchases of intangible lease premiums	—	11,376	18,427
Amortization	(6,563)	(10,872)	(10,801)
Disposals	—	(1,382)	—
Write-off of intangibles from decrease in tax valuation allowance (Note 16)	—	(29,064)	—

Net carrying value at end of period	$38,571	$34,229	$41,855

(a)
No intangible assets existed prior to this period.

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2008	10,878
2009	9,838
2010	7,302
2011	3,616
2012	2,783
Thereafter	7,438

$41,855

        The remaining weighted average amortization period for the amortizable intangible assets is 67 months.

        We recognized goodwill of $38,199 in the acquisition of AeroTurbine on April 26, 2006. As described below in Note 16, as a result of the AeroTurbine acquisition, we reduced goodwill by $31,423 in connection with the reduction of a valuation allowance against our US tax assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

10. Inventory

        Following are the major classes of inventory at December 31,

	2006	2007
Engine and airframe parts	66,486	82,220
Work-in-process	3,971	6,718
Airframes	2,005	239
Engines	10,349	1,549

	$82,811	$90,726

11. Derivative assets and liabilities

        We use a variety of derivative instruments to manage exposure to interest rate and foreign currency risk. These derivative products can include interest rate caps, swaps, options and forward contracts.

        As of December 31, 2007, we had 26 interest rate caps, one interest rate swap and several foreign currency forward contracts with combined notional amounts of $2.4 billion and a fair value of $21,763. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

        We have not applied hedge accounting under SFAS 133, Accounting for Derivatives, to any of the above derivatives. The change in fair value of the derivatives, therefore, is recorded in income from continuing operations before income taxes and minority interests as a reduction of interest expense as specified below:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Change in fair value of derivatives	$11,592	$20,813	$7,874	$14,592

        Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. Cash paid and received under such arrangements is included in restricted cash (Note 3).

        The maximum length of time over which we are hedging our exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 2019.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

12. Other assets

        Other assets consist of the following at December 31:

	2006	2007
Debt issuance costs	$56,628	$69,728
Other tangible fixed assets	12,437	13,124
Receivables from aircraft manufacturer	4,228	32,002
Prepaid expenses	5,491	5,923
Current tax receivable	—	3,906
Other receivables	13,648	20,140

	$92,432	$144,823

        Amortization of debt issuance costs was $885, $566, $11,777 and $38,156 for the six months ended June 30, 2005, the period from June 27 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively. The unamortized debt issuance costs at December 31, 2007 amortize annually from 2007 through 2019.

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2006	2007
Guarantee liability	$15,668	$3,926
Accrued expenses	42,681	49,393
Accrued interest	14,373	14,432
Lease deficiency	19,744	8,201
Deposits under forward sale agreements	—	5,427

	$92,466	$81,379

        Guarantee liability—In 1996, we terminated lease agreements with two head lessors covering 12 A320 aircraft under which we were obligated as head-lessee. In connection with this early termination, we assigned our rights as sublessor under sublease agreements covering the 12 aircraft to the respective head lessors.

        In addition to the sublease assignments, we also issued guarantees to the head lessors covering the sublessee's obligations to the head lessors under the assigned subleases. We would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2007, the maximum amount which we could be required to pay is estimated at $6,837. The subleases and our obligations under the guarantees expire between the years 2008 and 2013. As referenced in Note 3, our potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to us according to a set schedule as the sublessee fulfills its obligations under the leases.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

13. Accrued expenses and other liabilities (Continued)

        We have recognized a liability equal to the estimated fair value of the guarantee since the time we became obligated for the guarantee as a result of a previous company acquisition. At the date of the 2005 Acquisition, we adjusted the fair value of the guarantee obligation in connection with the purchase accounting.

        In 2007, we purchased five of the original 12 A320 aircraft to which the guarantee related and extinguished a portion of our obligations under the guarantee. We recognized a $10,736 gain, classified as other revenue, at the extinguishment of the guarantee liability and released the associated restricted cash.

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

        Deposits under forward sale agreements—In 2007, AerVenture Ltd., our consolidated joint venture, entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third party buyer. Because retention of the total economic benefit of the transaction to AerVenture is subject to performance criteria by AerVenture and the third party buyer and subject to ultimate delivery of the aircraft to the third-party buyer, sales recognition has been deferred until delivery of each aircraft. Under the contract, AerVenture will receive some payments that will ultimately be re-paid and some payments which it will permanently retain. Amounts collected by AerVenture which will be re-paid are recognized as deposits under forward sales agreements, while amounts received that will be retained will be classified as deferred revenue in periods prior to delivery and recognized as sales revenue upon delivery.

14. Debt

        Debt consists of the following as of December 31:

	2006	2007	Weighted average interest rate December 31, 2007	Maturity
ECA-guaranteed financings	$567,900	563,835	5.24%	2008-2019
JOL financings	100,261	95,819	5.35%	2008-2015
AerVenture pre-delivery payment facility	8,130	87,007	5.94%	2008-2010
A330- pre-delivery payment facility	—	28,372	5.72%	2008-2010
UBS revolving credit facility	234,577	61,117	6.79%	2008-2014
AT revolving credit facility	65,688	111,238	6.35%	2008-2012
GATX portfolio acquisition facility	218,399	128,443	6.62%	2008-2014
Commercial bank debt	353,725	231,414	6.55%	2008-2019
ALS securitization debt	844,308	1,407,623	5.51%	2008-2032
Capital lease obligations under defeasance structures	162,151	177,876	5.39%	2008-2010

	$2,555,139	2,892,744

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        The weighted average interest rate in the table above includes the impact of derivative instruments which we hold to hedge our exposure to interest rates.

        Aggregate maturities of debt and capital lease obligations during the next five years and thereafter are as follows:

Debt maturing
2008	417,413
2009	292,707
2010	511,243
2011	254,283
2012	259,068
Thereafter	1,158,030

$2,892,744

        ECA-guaranteed financings—In April 2003, we entered into an $840,000 export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies ("ECAs"). In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1,215,000 for a further three years. The terms of the lending commitment in the ECA Facility are such that the ECAs only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month Libor ranges from 0.25% for aircraft delivered under the original facility and 0.12% for those aircraft delivered subsequently to the January 2006 amendment. We are obligated to repay principal on ECA loans over a 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        At December 31, 2007, we had financed 17 aircraft under the ECA Facility, plus four aircraft financed under ECA financings prior to the April 2003 facility agreement. The net book value of aircraft pledged to the ECAs under the ECA Facility and the previous ECA loans was $591,180 at December 31, 2007.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        JOL Financings—We have entered into several Japanese operating lease ("JOL") finance structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. The interest rate on the subordinated loans is fixed and the interest rate on the senior loans are variable based on three- and six-month LIBOR with spreads ranging from 0.25% to 1.35%. The security structures of the JOL financings require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the JOL financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the respective financing. The obligations of each of our aircraft-owning subsidiaries under the JOL financings are guaranteed by us. All loans under the JOL financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. At December 31, 2007, we had financed three aircraft under JOL structures. The net book value of aircraft pledged to JOL financings was $86,264 at December 31, 2007.

        AerVenture Pre-delivery Payment Facility—Our consolidated joint venture vehicle, AerVenture, has entered into a credit facility during 2006 with Calyon to finance a portion of the pre-delivery payments to Airbus in an amount up to $207,500 ("AerVenture Facility"). Prior to drawing on the facility, AerVenture will pay, on average, 15% of the pre-delivery payment amount owed for each aircraft. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. Borrowings under the AerVenture Facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 30 aircraft covered by the facility, including the right to take delivery of the aircraft where Calyon has provided the pre-delivery payments and the aircraft remains undelivered. The AerVenture Facility contains customary affirmative and financial covenants for secured financings. We have agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture Facility is fully repaid. AerVenture is required to maintain a minimum net worth and a debt to equity ratio below a specified threshold.

        UBS Revolving Credit Facility—AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding was formed for the purpose of acquiring used aircraft assets which we acquire in the market. AerFunding entered into a non recourse senior secured revolving credit facility during 2006 in the aggregate amount of up to $1,000,000 with a syndicate of financial institutions led by UBS.

        The revolving loans under the credit facility are divided into two classes: class A loans, which have a maximum advance limit of $830,000 and class B loans, which have a maximum advance limit of $170,000. In addition to borrowings under the revolving credit facilities, AerFunding has also issued subordinated notes to us at each aircraft purchase. Borrowings under the revolving credit facility can be used to finance between 66% and 79% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 74% and 80% of the lower of the purchase

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Borrowings under the revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets. Creditors of AerFunding may only look to the assets of AerFunding and its subsidiaries for repayment—the obligations of AerFunding 1 Limited are non-recourse to us.

        The UBS revolving credit facility includes general and operating covenants that restrict additional indebtedness in the AerFunding subsidiaries owning the related aircraft, the payment of dividends and other limitations which are customary for such credit facilities.

        At December 31, 2007, we had financed two aircraft under the UBS revolving credit facility. The net book value of the two aircraft pledged to lenders under the credit facility was $66,459 at December 31, 2007.

        AeroTurbine Revolving Loan Facility—In connection with the prepayment of the existing senior and subordinated debt with Calyon with the proceeds of our initial public offering, we amended and restated our AeroTurbine credit facilities and increased the capacity under the revolving loan facility to $220,000. On December 19, 2007, the facility size was increased to $328,000 including the addition of a letter of credit facility in the amount of $10,000 (which amount is included in the total commitment of $328,000). Borrowings under the revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries. The revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to incur additional indebtedness; create liens on assets, including assets financed with proceeds from the revolving loan facility; make advances, loans, extensions of credit, guarantees, capital contributions or other investments; engage in mergers or consolidations; engage in certain sale-leaseback transactions; change the business conducted by AeroTurbine and its subsidiaries; and make certain capital expenditures. Additionally, the revolving loan facility includes a restriction in AeroTurbine's ability to declare or pay dividends or other asset distributions to other group companies above a certain defined threshold. The revolving loan facility also requires AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios. All of AeroTurbine's tangible assets of approximately $383,681 at December 31, 2007 are pledged as collateral for the revolving loan facility.

        GATX Portfolio Acquisition Facility—In connection with the purchase of a portfolio of up to 25 aircraft from GATX, our consolidated subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248,000 with Calyon and certain other financial institutions. On December 20, 2007, the original facility was amended and supplemented to allow for an additional senior facility in an aggregate amount of up to $150,000 million to be provided by Calyon and certain other financial institutions. This additional facility is available to finance a percentage (calculated by reference to relevant aircraft types and lease status) of the purchase price of a variety of specified aircraft makes and models. Borrowings under the additional facility can be used to finance the lesser of 85% of the purchase price and up to 72.5% of the appraised value of the aircraft. Borrowings under

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

the senior facility are secured by mortgages on the aircraft and security interests in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests. The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities. At December 31, 2007, we had financed 21 aircraft under the original loan facility. The net book value of the 21 aircraft pledged to lenders under the loan facility was $244,593 at December 31, 2007.

        ALS Securitization Debt—ALS is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS is owned 95.1% by Jersey charitable trusts and 4.9% by AerCap Ireland. ALS was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On May 8, 2007, we completed a refinancing of our Aircraft Lease Securitisation securitization with the issuance of $1.66 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. As a result of the refinancing, we recorded additional interest expense of $27,402 related to the write-off of unamortized debt issuance costs. After the refinancing, Aircraft Lease Securitisation sold five aircraft, resulting in an aircraft portfolio size of 65 aircraft at December 31, 2007.

        The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of Aircraft Lease Securitisation. We retained the most junior class of notes in the securitization, as a result of which we still consolidate Aircraft Lease Securitisation's results in our financial statements. The net book value of the remaining 65 aircraft pledged as collateral for the securitization debt was $1,549,203 at December 31, 2007.

        ALS is bankruptcy-remote from us and the lenders to ALS may only look to proceeds derived from the 65 ALS aircraft for repayment. The indenture agreement, which governs the securitized notes, require that ALS hold a designated amount of cash aside in restricted accounts for future cash flow requirements of ALS. All cash held by ALS is recorded as restricted cash on our balance sheets. The indenture also requires ALS to comply with a number of general and operating covenants including, but not limited to the following:

  Limitations on aircraft modifications, acquisition and disposals.

  Limitation on transactions with us and our affiliates.

  Maintenance of separate existence.

  Compliance with concentration limits with regard to financial strength, regional location and specific country of lessees.

        A330 Pre-delivery Payment Facility—In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add 10 additional A330 aircraft. The aircraft are scheduled to be delivered between the first quarter of 2009 and the last quarter of 2012. Under the purchase agreement, we agreed to make scheduled pre-delivery

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first 8 aircraft before the end of 2009, we entered into a facility in October 2007, which was arranged by Citigroup Global Markets Limited, to finance a portion of the pre-delivery payments to Airbus in an amount up to $182.6 million. Prior to drawing on the facility, we paid, on average, 10% of the pre-delivery payment amount owed for each aircraft. We must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. The aggregate principal amount of the loans outstanding under this facility was $28.8 million as of December 31, 2007.

        Commercial Bank Debt—We have entered into various commercial bank financings to fund the purchase of individual or small groups of aircraft. The financings mature at various dates through 2019. The interest rates are a mix of one-, three- and six-month LIBOR-based with spreads ranging from 0.95% to 1.80%. The financings are secured by a pledge of the shares of the subsidiaries owning the related aircraft and a guarantee from us. Most of our commercial bank debt contain affirmative covenants customary for secured financings, such as the regular provision of financial information and disclosure of material events affecting us, among others. At December 31, 2007, we had financed 13 aircraft and three engines under commercial bank financings. The net book value of the 13 aircraft and three engines pledged to commercial bank financings was $329,426 at December 31, 2007.

        Capital Lease Obligations—We are obligated under capital lease agreements involving four aircraft that originated from sale-leaseback transactions. Our obligations under these capital leases are defeased through interest bearing receivables held by the lenders to the sale-leaseback structures. We have also placed additional commercial debt financing of $96,071 at December 31, 2007 on these four aircraft. The net book value at December 31, 2007 of the four aircraft securing the capital lease obligations was $138,156, which is also included in the net book value of aircraft securing commercial bank debt above. Depreciation of $3,084, $4,429, $6,169 and $6,169 have been charged on these assets during the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007. The future minimum lease payments under the capital leases, together with the scheduled return of principal amounts in related defeased structures are as follows:

	Rental commitments	Defeased notes receivable	Net rental Commitments
2008	56,717	56,717	—
2009	6,803	6,803	—
2010	134,071	134,071	—

2011	—	—

	197,591	197,591	—

Less amount representing interest	(19,715)	(19,715)	—

Present value of minimum payments	177,876	177,876	—

        During 2006, we purchased an aircraft that was previously subject to a capital lease and terminated the capital lease obligation. The purchase consideration represented a discount of $8,263 to the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

carrying value of our capital lease obligation. In accordance with FIN 26, Accounting for Purchase of a Leased Asset by the Lessee during the Term of the Lease an interpretation of FASB Statement No. 13, the amount of the discount has been applied to reduce the net book value of the related aircraft.

        At December 31, 2007, we had also issued letters of credit in an amount of $6,838 in support of certain obligations. All issued letters of credit are fully cash collateralized with restricted cash. In addition, at December 31, 2007, we had available credit facilities of $2,083,725 and an on-demand overdraft facility of $10,000, which were undrawn.

        A total amount of capitalized interest of $3,084, $2,767, $4,888 and $10,398 reduced interest expense in respect of the prepayments on flight equipment (Note 7) for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively.

15. Accrual for onerous contracts

        Accrual for onerous contracts consist of the following items, which are described below at December 31:

	2006	2007
Lease-in, lease-out transactions	$72,959	$46,411
1999 Forward Order	38,374	—

	$111,333	$46,411

        Lease-in, Lease-out transactions—At December 31, 2007, we leased in six aircraft from three different lessors under operating head leases that mature between 2009 and 2013. At December 31, 2007, we had entered into sublease agreements with several different customers covering these same aircraft. For four aircraft, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. For the other two aircraft, the related subleases had been terminated as of December 31, 2007. The contracted sublease receipts are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value as a result of purchase accounting.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

15. Accrual for onerous contracts (Continued)

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases at December 31, 2007:

	Head lease payments	Sublease Receipts
2008	31,583	16,348
2009	22,072	13,488
2010	21,651	13,488
2011	21,651	13,488
2012	16,055	7,798
Thereafter	—	555

	113,012	65,165

        As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

        During 2007, we purchased five aircraft which previously were subject to head leases and terminated the related head leases. The purchase consideration represented a discount of $16,033 to the carrying value of the related onerous contract accrual. In accordance with FIN 26, Accounting for Purchase of a Leased Asset by the Lessee during the Term of the Lease an interpretation of FASB Statement No. 13, the amount of the discount has been applied to reduce the net book value of the related aircraft.

        In addition, in February 2008, we purchased the two aircraft which were not subject to subleases from the head lessor and terminated the head leases.

        Forward order contract—As indicated in Note 7, we were committed for the purchase of nine firm aircraft under the 1999 Forward Order contract for delivery in 2007. Because the contracted purchase prices of the aircraft at delivery were expected to be in excess of the anticipated fair market value of the aircraft at delivery, we had recognized an accrual for onerous contracts with respect to the forward order. The accrual was recognized at the date of the Acquisition as the excess of the net present value of costs to be incurred under the contract over the estimated fair value of the aircraft at delivery. At December 31, 2007, the accrual has been offset against the purchase price of the aircraft in connection with the delivery of these aircraft during 2007.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes

        We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Deferred tax (benefit) expense
The Netherlands	$(2,943)	$9,836	$25,965	1,903
Ireland	2,155	890	11,020	9,824
United States of America	—	—	(8,044)	(3,832)
Sweden	—	—	(9,010)	(463)
Other	324	(83)	(115)	—

	(464)	10,643	19,816	7,432
Current tax (benefit) expense
United States of America	(92)	(39)	1,430	9,191
The Netherlands	—	—	—	8,500

	(92)	(39)	1,430	17,691

Income tax expense	$(556)	$10,604	$21,246	25,123

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Income tax (benefit) expense at statutory income tax rate(a)	$4,800	$19,015	$38,376	$54,167
Increase (reduction) in tax resulting from:
Tax exempt (income) expense	—	—	18,813	—
Reduction of Netherlands corporate tax rate(b)	—	—	6,158	—
Non-taxable results of limited partnership operations	—	(6,123)	(12,421)
Valuation allowance (reduction)	—	—	(9,010)	2,550
Tax on global activities	(5,356)	(2,288)	(20,670)	(31,594)

	(5,356)	(8,411)	(17,130)	(29,044)

Actual income tax expense	$(556)	$10,604	$21,246	$25,123

(a)
The statutory income tax rates in the Netherlands were 31.5% for the six months ended June 30, 2005 and the period from June 27, 2005 to December 31, 2005, 29.6% for the year ended December 31, 2006 and 25.5% for the year ended December 31, 2007.

(b)
The Netherlands corporate income tax rate dropped to 25.5% effective January 1, 2007. As a result, we recognized a reduction to our related deferred tax asset through a charge to the income tax provision.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The calculation of income for tax purposes differs significantly from book income. Deferred income tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions. Tax loss carryforwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant timing differences. In addition, the U.S. subsidiaries have significant timing difference in respect of payments and receipts under the lease-in, lease-out transactions described in Note 15 and timing differences with respect to capitalized expenses.

        The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2006 and 2007.

	December 31, 2006
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(42,507)	$2,922	$27,242	$—
Prepayments on flight equipment	(2,503)	—	—	—
Intangibles	—	—	8,927	—
Lessee receivables	—	—	(1,807)	—
Inventory	—	—	2,145	—
Loss-making contracts	(9,785)	—	(21,097)	—
Obligations under capital leases and debt obligations	—	(7,881)	—	—
Capitalized expenses	—	—	(1,275)	—
Investments	25,389	(2,500)	—	—
Losses and credits forward	(7,098)	(44,303)	(7,236)	(9,010)
Other	48	911	(3,720)	—
Valuation allowance on tax assets	—	—	—	—

Net deferred tax (asset) liability	$(36,456)	$(50,851)	$3,179	$(9,010)

	December 31, 2007
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(31,138)	$5,907	$26,000	$—
Share-based compensation	2,764	—	—	—
Intangibles	(3,811)	—	7,843	—
Lessee receivables	—	—	(1,703)	—
Loss-making contracts	—	—	(13,078)	—
Interest expense	—	—	(6,334)	—
Accrued maintenance liability	—	6,472	—	—
Obligations under capital leases and debt obligations	—	(7,566)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(6,256)	(41,095)	(8,558)	(9,473)
Other	(1,200)	93	(745)	—
Valuation allowance on tax assets	2,550	—	—	—

Net deferred tax (asset) liability	$(37,091)	$(38,689)	$3,425	$(9,473)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Valuation allowance at beginning of period	83,697	64,138	$60,432	—
Reduction of allowance to income tax provision	(19,559)	(3,706)	(9,010)	—
Reduction of allowance to intangible assets	—	—	(22,817)	—
Reduction of allowance to goodwill	—	—	(30,058)	—
Increase of allowance to income tax provision	—	—	1,453	2,550

Valuation allowance at end of period	$64,138	$60,432	—	$2,550

        We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109" (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain income tax positions. The adoption of FIN 48 did not have a material impact on our consolidated financial statements. Following is a rollforward of unrecognized tax benefits during the year ended December 31, 2007:

Unrecognized Tax Benefits
At January 1, 2007	$7,063
Tax benefits recognized in settlement agreement	(7,063)

At December 31, 2007	$—

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2006 forward, in Ireland from 2003 forward, in Sweden from 2002 forward and in the United States from 2004 forward. With the exception of Sweden, none of our tax returns are currently subject to examination. Tax returns for the years 1999 and 2000 are currently being disputed by the Swedish tax authorities. We have not made any provision for the disputed tax liabilities under FAS 109 or FIN 48.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. During 2007, we recognized a total of $854 as interest expense on tax payments. There was no accrued interest or accrued penalties on tax payments at either January 1, 2007 or December 31, 2007

The Netherlands

        The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of interest bearing intercompany liabilities, no current tax expense normally arises with respect to the Netherlands subsidiaries. In 2007, a payment

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

of current tax was made in relation to the settlement of prior year tax returns which were closed in the settlement. Deferred income tax is calculated using the Netherlands corporate income tax rate legislated to be in effect when the temporary differences reverse of 25.5%.

Ireland

        Our aircraft owning and principal operating Irish resident subsidiaries enjoyed the benefit of a 10% rate of corporate tax on qualifying trading activities until December 31, 2005. After December 2005, the enacted tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses forward at December 31, 2007 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are able to deduct accelerated aircraft depreciation for tax purposes and offset net taxable income and loss within our Irish tax group of companies within a given tax year. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets at December 31, 2007.

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

        Beginning with the tax year ending December 31, 2006, we file a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine. The blended federal and state tax rate applicable to our consolidated US group is 37.26% for the year ended December 31, 2007.

Sweden

        The Swedish entities have significant losses forward at December 31, 2007 which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance at December 31, 2007.

17. Share capital

        From the date of our acquisition of AerCap B.V. to just prior to our initial public offering, we were a Netherlands limited partnership under the name of AerCap Holdings C.V. with $370,000 of partnership capital held by four limited partners and one general partner, all located in Luxemburg. In anticipation of our public offering, AerCap Holdings N.V. was formed with 45,000 shares held by the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

17. Share capital (Continued)

same Luxemburg entities. AerCap Holdings N.V. issued one additional share to acquire all of the assets and liabilities of AerCap Holdings C.V. in a common control transaction after which, AerCap Holdings C.V. was put in liquidation. On November 10, 2006, we effected a 1,738.6 for one stock split resulting in total shares issued and outstanding of 78,236,957 and reduced the par value of each common share from €1.00 to €0.01. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, we have retroactively reflected our capital structure during the period when our group was owned by AerCap Holdings C.V. (limited partnership) as if it were owned by AerCap Holdings N.V. based on 78,236,957 shares outstanding.

        On November 21, 2006, we sold 6.8 million shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686.

        As of December 31, 2007, our authorized share capital consists of 200,000,000 common shares with a par value of €0.01 with 85,036,957 issued and outstanding.

        As described in Note 14, the ability of our wholly-owned subsidiary, AeroTurbine, to declare and pay dividends to us of cash or other assets, above a certain threshold is restricted under the terms of its revolving loan facility. Our consolidated shareholders' equity includes shareholders' equity attributable to AeroTurbine of $261,911.

18. Share-based compensation

Bermuda Equity Grants

        Effective June 30, 2005, Bermuda holding companies which indirectly owned 100% of our equity interests put into place an Equity Incentive Plan ("Bermuda Equity Plan") under which members of our senior management, Board of Directors and an employee of Cerberus (the "participants") can be granted either restricted shares or share options ("Bermuda Equity Grants") in such holding companies. The Bermuda holding companies were formed with identical capital structures and each had an equal percentage indirect ownership interest in us, representing an aggregate 100% of our ownership interest in us prior to our initial public offering and 69.3% after our initial public offering and 45.8% at December 31, 2007. Prior to December 31, 2007, all of the interests in our shares held by the four Bermuda holding companies were combined into one holding company ("Bermuda Parent") and all participants' interests in the other Bermuda holding companies were transferred to the remaining Bermuda Parent. The Bermuda Parent does not own any other significant assets or conduct any other significant activities outside of their indirect investment in us and the value of the Bermuda Parent is derived exclusively with reference to the value of our shares.

        We apply the provisions of SFAS 123(R), "Share-based payment" in accounting for the Bermuda Equity Grants. In addition to formal vesting restrictions, the terms of the Bermuda Equity Grants contain provisions which allow the Bermuda Parent to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Bermuda Equity Grants signed a Share Agreement in connection with our initial public offering which gives each of them the right to exchange their Bermuda Parent shares or share options for our shares or options on our shares directly with the Bermuda Parent. Such right is not exercisable until November 27, 2008 and is valid for a period of three years from that date. The Share Agreement also restricts all such holders from selling or pledging their interests in the Bermuda Parents. Beginning November 27, 2008, the participants will not be restricted from selling their interests in our shares and the Bermuda Parent's rights to repurchase restricted shares or shares obtained through the exercise of options upon certain employment termination rights will lapse. All share options granted under the Bermuda Equity Plan are exercisable for a period of ten years from the date of issuance.

        December 2005 Issuance—In December 2005, restricted shares and "zero strike price" share options were issued under the Bermuda Equity Plan to members of our senior management and an employee of Cerberus. The terms of the awards contain provisions which allow the Bermuda Parent to repurchase any restricted shares or shares obtained through the exercise of options at no cost upon the occurrence of certain employment termination events. According to the terms of these Bermuda Equity Grants, the options were to vest and certain restrictions on the restricted shares were to lapse during the period from June 2005 to December 2009 according to certain time and performance criteria. All share options vested and all restrictions on restricted shares lapsed (other than the repurchase rights referred to above), upon the closing of our initial public offering. The fair value of the shares and options issued in December 2005 were calculated with reference to the transaction price for the 2005 Acquisition on June 30, 2005 and considered all factors effecting the value between that date and the grant date. For all shares and share options except those held by an employee of Cerberus, expense recognition under SFAS 123(R) is based on the grant date fair value. The share-based compensation for the employee of Cerberus is based on the mark-to-market value of the underlying shares at each reporting date. Despite the formal vesting of these restricted shares and share options at the date of our initial public offering, expense recognition of these Bermuda Equity Grants will be recognized between the date of our initial public offering and two years from that date, which is the date that the holders can exchange their Bermuda holding company shares for shares in our company and sell them in the market. This period of two years represents the period of "substantial vesting" under SFAS 123(R).

        April 2006 Issuance—On April 26, 2006, (the date of the AT Acquisition) the selling shareholders of AT purchased restricted shares in the Bermuda Parent. These restricted shares were subject to certain time and performance criteria similar to the December 2005 grants. The agreements which govern the restricted shares allow the Bermuda Parent to call the restricted shares and allow the selling shareholders of AT to put their shares back to the Bermuda Parent at fair market value upon the occurrence of certain employment termination events. In connection with our initial public offering, all restrictions on these restricted shares, other than the put and call rights referred to above, lapsed and all remaining unrecognized fair value was recognized as stock-based compensation in our income statement for the year ended December 31, 2006.

        Senior Management Issuance—On August 21, 2006 and September 5, 2006 the Bermuda Parent issued stock options under the Bermuda Equity Plan to three members of the Company's senior

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

management. The options vest over a four-year period of time according to both time and performance-based criteria and have a strike price equivalent to $7.00 with reference to our shares. All of the options issued vest upon a change of control. The option agreements contain provisions which allow the Bermuda Parents to repurchase any shares obtained through the exercise of options at the lower of fair market value or the exercise price paid upon the occurrence of certain employment termination events. Twenty-percent of the options vested upon our initial public offering and another 40% have vested as of December 31, 2007 based on achievement of both time and performance measures.

        Independent Director Issuance—On September 5, 2006, the Bermuda Parent granted options under the Bermuda Equity Plan to four non-executive directors of the Company. The options granted to the directors are not subject to vesting criteria and have a strike price equivalent to $7.00 with reference to our shares. The Bermuda Parents have the right to repurchase any shares acquired through the exercise of options at fair market value within 90 days of the conclusion of any director's term on the board of directors.

        Since all of the Bermuda Equity Grants outstanding are shares or share options in the Bermuda Parents and since the right of the holders of the Bermuda Equity Grants to exchange their shares in the Bermuda Parents for our shares after the two-year period is not directly with us, the existence of the restricted share and share options is not dilutive to our share ownership.

        The fair values of all shares and share options issued in 2006 which have a grant date as defined by SFAS 123(R), were calculated on their respective grant dates based on the value of our underlying shares at the time of our initial public offering. To this value, a discount for lack of marketability ("DLOM") was applied to reflect the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge.

        In accordance with SFAS 123R, the amount of compensation expense recognized for restricted shares is derived with reference to the excess of fair market value of the shares at the date of grant over the price paid, if any. The amount of expense recognized with respect to share options is based on the fair value of the option using the share valuation method described above and then applying a Black-Scholes option pricing model to the underlying share value. The value of each of the Bermuda Equity Grants is recognized on a straight-line basis over the applicable vesting periods.

        For options valued with a Black-Scholes option pricing model, we have used the following

        Assumptions:

Volatility	38.25%-39.90%
Expected life	5.00-5.93 years
Risk-free interest rate	4.67%-4.72%
Dividend yield rate	0.00%

        Since our shares had not traded in the public market at the time of the valuations, we derived our volatility assumptions by comparison to peer group companies. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and which has a term equal to the expected life of the options. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention not to pay regular dividends in the foreseeable future. The differing assumptions used result from the differences in expected life among the different tranches of stock options valued.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

18. Share-based compensation (Continued)

        The offsetting entry for the compensation expense recognized for Bermuda Equity Grants is to additional paid-in capital with no resulting effect on total shareholders' equity, other than the positive effect of the deferred tax benefit related to the tax deductible portion of share-based compensation charges.

        A summary of activity for all issuances under the Bermuda Equity Plan for the years ending December 31, 2005, 2006 and 2007 is set forth below. Because the number of shares and share options under the Bermuda Equity Plan are shares and share options of the Bermuda Parent, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Bermuda Parent shares.

	December 2005 Issuance		April 2006 Issuance	Senior Management Issuance	Independent Director Issuance
2005 Activity:
Beginning outstanding 1/1/2005	—		—	—	—
Shares/options issued	7,644,070		—	—	—

Ending outstanding 12/31/2005	7,644,070	(b)	—	—	—
2006 Activity:
Beginning outstanding 1/1/2006	7,644,070		—	—	—
Shares/options issued	—		5,095,904	1,306,525	335,302
Dilutive effect of other Bermuda Parent issuances	(790,076)		(106,576)	(5,600)	—
Dilutive effect of initial public offering	(1,690,788)		(1,230,800)	(320,920)	(82,714)

Ending outstanding 12/31/2006	5,163,206	(b)	3,758,528	980,005	252,588

Exercisable, 12/31/2006	N/A	(c)	N/A	392,003	252,588
2007 Activity:
Beginning outstanding 1/1/07	5,163,206		3,758,528	980,005)	252,588
Shares/options redeemed(a)	(1,597,188)		(1,503,088)	(99,070)	(82,714)

Ending outstanding 12/31/2007	3,566,018	(b)	2,255,440	880,935	166,237

Exercisable, 12/31/2007	N/A	(c)	N/A	487,753	166,237
Share-based compensation expense for the year ended December 31, 2007(e)	$1,352	(d)	—	$5,945	—

(a)
Redemptions result from remaining proceeds from our initial public offering and proceeds from our Secondary Offering.

(b)
In addition to restricted shares and zero-strike price options, members of senior management also hold Bermuda Parent shares which were purchased from Cerberus (not granted under the Bermuda Parent Equity Plan) representing 269,722, 186,389 and 230,689 of our shares as of the year ended December 31, 2005, 2006 and 2007, respectively.

(c)
All vesting restrictions have lapsed on these interests, but share-based compensation will continue to be recognized on straight-line basis until November 27, 2008.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

(d)
In addition, an amount of $2,673 was recognized in relation to restricted shares held by an employee of Cerberus, based on the mark-to-market valuation at each reporting date.

(e)
Assuming that established performance criteria are met and excluding restricted shares held by an employee of Cerberus which are expensed on a mark-to-market basis, we expect to recognize share-based compensation related to Bermuda Equity Grants of $7.0 million and $1.8 million during 2008 and 2009, respectively.

        Following is a summary of the issuances of share options subject still to vesting restrictions during the year ended December 31, 2007. All share numbers are calculated on a fully-diluted basis assuming the vesting, exercise and conversion of all Bermuda Parent interests to shares of AerCap Holdings N.V.

Unvested Options Subject to a $7.00 Strike Price
Balance at January 1, 2007	588,002
Vesting during year	(196,002)
Effect of disproportionate redemptions in Bermuda Parent	203,140

Balance at December 31, 2007	595,140

AerCap Holdings NV Equity Grants

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours ("NV Equity Plan"). The NV Equity Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares.

        The terms and conditions of NV Equity Grants, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each NV Equity Grant is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive stock options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

        In September 2007, a total of 2.4 million non-qualified stock options were issued under the NV Equity Plan to certain employees of the Company. All options issued vest over a period of four years

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

based on both time and performance-based criteria and all are exercisable at $24.63 per share option. All non-qualified stock options issued under the NV Equity Plan remained unvested at December 31, 2007. There are no other NV Equity Grants issued or outstanding under the NV Equity Plan at December 31, 2007. The fair value of the 1.2 million options which vest according to time-based criteria has been calculated as $10.72 per option. The 1.2 million performance-based options were fair valued at per-option values between $4.23 and $5.64 depending on the performance year to which they relate. Total stock-based compensation recognized in the year ended December 31, 2007 relating to the NV Equity Grants was $935. Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to NV Equity Grants of approximately $4.6 million during each of 2008, 2009 and 2010 and $3.9 million during 2011.

        The value of the options issued under the NV Equity Plan was calculated by a Black-Scholes option pricing model using the following assumptions:

Volatility	33.92%-36.38%
Expected life	5.33-6.25 years
Risk-free interest rate	3.11%-4.10%
Dividend yield rate	0.00%

        Volatility assumptions were derived by comparison to peer group companies due to the lack of significant trading history in our shares. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and which has a term equal to the expected life of the options. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention not to pay regular dividends in the foreseeable future. The differing assumptions used result from the differences in expected life among the different tranches (time-based vs. performance-based) of stock options valued.

19. Segment information

Reportable Segments

        Prior to the acquisition of AT, we operated in one reportable segment—leasing, financing and management of commercial aircraft. From the date of the acquisition of AT, we manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engine and Parts").

        The following sets forth significant information from our reportable segments:

	AerCap B.V. Six months ended June 30, 2005
	Aircraft	Engines and parts	Total
Revenues from external customers	$261,078	—	$261,078
Segment profit	15,793	—	15,793
Segment assets	2,841,689	—	2,841,689
Depreciation	66,407	—	66,407

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Segment information (Continued)

	AerCap Holdings N.V. June 27, 2005 to December 31, 2005
	Aircraft	Engines and parts	Total
Revenues from external customers	$215,072	—	$215,072
Segment profit	49,761	—	49,761
Segment assets	3,061,199	—	3,061,199
Depreciation	45,918	—	45,918

	AerCap Holdings, N.V. Year ended December 31, 2006
	Aircraft	Engines and parts (a)	Total
Revenues from external customers	$689,226	$125,193	$814,419
Segment profit (loss)	166,796	(57,805)	108,991
Segment assets	3,527,853	390,183	3,918,036
Depreciation	95,933	6,454	102,387

	AerCap Holdings, N.V. Year ended December 31, 2007
	Aircraft	Engines and parts	Total
Revenues from external customers	979,998	196,523	1,176,521
Segment profit (loss)	177,760	10,693	188,453
Segment assets	3,970,348	423,879	4,394,227
Depreciation	130,534	10,579	141,113

(a)
Reporting for this segment began on April 26, 2006.

Geographical Information

        The distribution of our lease revenue by geographic regions is as follows for the periods indicated:

	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Europe	33%	33%	35%	39%
Asia/Pacific	43%	44%	43%	33%
Latin America	6%	5%	7%	10%
North America and Caribbean	18%	18%	15%	17%
Africa/Middle East	—%	—	—	1%

	100%	100%	100%	100%

        No lessee accounted for more than 10% of lease revenue in any of the periods indicated above. Sales revenue is comprised of 75% from our aircraft segment and 25% from our engine and parts segment. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because amounts are less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Segment information (Continued)

        The following table indicates the percentage of long-lived assets (flight equipment and intangible assets) that are leased to or associated with customers in the indicated regions as at December 31, 2006 and December 31, 2007:

	2006	2007
Europe	41%	38%
Asia/Pacific	35%	33%
Latin America	6%	7%
North America and Caribbean	18%	21%
Africa/Middle East	—	1%

	100%	100%

20. Selling, general and administrative expenses

        Selling, general and administrative expenses include the following expenses:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006		Year ended December 31, 2007
Personnel expenses(a)	$9,360	$13,417	$114,463	(a)	$65,210	(a)
Travel expenses	1,277	1,270	4,635		6,551
Professional services	4,702	6,662	19,415		23,454
Office expenses	1,474	1,571	4,590		8,716
Directors expenses	228	1,582	1,232		2,956
Other expenses	2,518	2,447	5,029		9,441

	$19,559	$26,949	$149,364		$116,328

(a)
Includes share-based compensation of $78,635 and $10,916 in the years ended December 31, 2006 and 2007, respectively

        We had 351 and 402 persons in employment as at December 31, 2006 and 2007, respectively.

21. Earnings per common share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. As disclosed in Note 18, there are 2.4 million share options outstanding under the NV Equity Plan. These options

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

21. Earnings per common share (Continued)

could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Net income for the computation of basic and diluted earnings per share	$15,793	$49,671	$108,991	$188,453
Weighted average common shares outstanding	736,203	78,236,957	78,962,162	85,036,957

Basic and diluted (loss) earnings per common share	$21.45	$0.64	$1.38	$2.22

22. Related party transactions

        Until the 2005 Acquisition, the Previous Shareholder Lenders had provided us with subordinated loans for a total of $350,650 as at the time of the 2005 Acquisition. The interest rates on these loans were variable and are calculated on the basis of six-month LIBOR. Interest of $7,373 was included in interest on indebtedness for the six months ended June 30, 2005. These loans were acquired at the 2005 Acquisition by AerCap Holdings C.V. and are eliminated in consolidation in these consolidated accounts.

        The Previous Shareholder Lenders also participated in our senior credit agreements prior to the B.V. Acquisition. A total of $1,799,950 was outstanding under these credit agreements at the time of the 2005 Acquisition. The interest rate on the credit facility is variable and is calculated on the basis of LIBOR. Interest on the senior debt of $34,842 is included in interest on debt for the six months ended June 30, 2005.

        Wings is a wholly-owned subsidiary of DASA, who is wholly-owned by one of our Previous Shareholder Lenders. We provide aircraft lease management and remarketing services to Wings for which we received fees of $685 for the six months ended June 30, 2005, after which Wings is no longer a related party due to the sale of our shares by our Previous Shareholder Lenders.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1,733, $850, $1,700 and $354 for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, for the year ended December 31, 2006, and for the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $2,358,$2,440, $5,208 and $4,793 for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, for the year ended December 31, 2006, and for the year ended December 31, 2007, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

22. Related party transactions (Continued)

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling $1,203 since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our acquisition of AeroTurbine. In addition, this amount also includes approximately $200 of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms' length negotiations that will not be less favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We lease two A320-200 model aircraft to Air Canada. One lease began on April 23, 2002 and extends for a term of six years. The other lease began on May 29, 2002 and extends for a term of ten years. Cerberus indirectly controls 6.7% of the equity of Air Canada and indirectly controls 45.8% of shares in AerCap Holdings N.V. at December 31, 2007. Cerberus did not hold such equity interest in Air Canada and AerCap Holdings N.V. at the time we entered into the leases with Air Canada.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13,800 in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in March 2010. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1,000,000 with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50,000 the Class A loans and up to $25,000 of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2007, we had drawn and there remained outstanding $48,824 of the class A loans and $12,294 of the class B loans.

        Until November 2007, our AeroTurbine subsidiary leased their office and warehouse located in Miami, Florida from an entity owned by the current Chief Executive Officer and Chief Operating Officer of AeroTurbine. In November 2007, the entity sold the office and warehouse to an unrelated third-party. AeroTurbine continues to occupy the premises under a lease which expires in 2013.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

22. Related party transactions (Continued)

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing €7,800 note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005. Under the terms of the Shareholders' and Noteholders' Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1,800. We sold all of our WizzAir convertible notes in September 2006.

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Import & Export Group Corporation, 25% by affiliates of Calyon and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed the performance of AerDragon under debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.2 million as a guarantee fee and for these management services during 2007. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

23. Commitments and contingencies

Property and other rental commitments

        We have entered into property rental commitments with third parties, which expire in 2011, amounting to $24,782 as of December 31, 2007. We also have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2008	5,388
2009	4,703
2010	2,830
2011	1,875
2012	1,816
Thereafter	8,170

$24,782

        We are relocating from our current Headquarters in Amsterdam, the Netherlands, to a 37,000 square foot office facility in April 2008. The new office has been contracted under a five year lease

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

23. Commitments and contingencies (Continued)

which commences on April 1, 2008, but had not yet been signed as of December 31, 2007. Accordingly, the table above does not include the minimum payments under this future lease.

Legal proceedings

  VASP litigation

        We leased 13 aircraft and three spare engines to Vicao Aerea de Sao Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess its aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines (the "Repossessed Assets") from VASP. We repossessed and exported the Repossessed Assets in 1992. VASP appealed this decision.

        In 1996, the High Court of the State of São Paulo (the "High Court") found in favor of VASP on its appeal. We were instructed to return the Repossessed Assets to VASP for the lease under the terms of the original lease agreements between us and VASP. The High Court also granted VASP the right to seek damages in lieu of the return of Repossessed Assets. Since 1996, we have pursued in this case in the Brazilian courts through various motions and appeals.

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

        In July 2006 we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP have applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of it's assets in Brazil. We have opposed this application and a hearing for this application was held on March 5, 2008, where VASP's application was dismissed.

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

Swedish tax dispute

        In 2001, the Swedish tax authorities challenged our position in tax returns filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guarantee payment to the tax authority of $16,792 in 2003, which was recorded as a receivable in anticipation that

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

23. Commitments and contingencies (Continued)

we would prevail in our arguments. We appealed the decision of the tax authorities and in August 2004, a Swedish court ruled in our favor, which resulted in a tax refund of $19,887 (which included interest and the effect of foreign exchange movements for the intervening period) to us, which was offset against the receivable established. In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to this appeal and have requested an oral hearing on the matter. The Court has responded that they would schedule an oral hearing, but we have not yet received notice of the timing of such hearing. Management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

24. Fair values of financial instruments

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values of financial instruments have been determined with reference to available market information. However, considerable management judgment is required in interpreting market data to arrive at estimates of fair values. Accordingly, the estimates presented herein may not be indicative of the amounts that we could realize in a current market exchange.

	December 31, 2006		December 31, 2007
	Book value	Fair value	Book value	Fair value
Assets
Investments	$3,000	$3,000	$3,000	$8,458
Notes receivable	167,451	167,451	184,820	184,820
Restricted cash	112,277	112,277	95,072	95,072
Derivative assets	17,871	17,871	21,763	21,763
Cash and cash equivalents	131,201	131,201	241,736	241,736

	$431,800	$431,800	546,391	551,849

Liabilities
Debt	$2,555,139	$2,555,139	$2,892,744	$2,900,092
Derivative liabilities	—	—	—	—
Guarantees	15,668	15,668	3,926	3,926

	$2,570,807	$2,570,807	$2,896,670	$2,904,018

25. Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Recent Accounting Pronouncements (Continued)

in financial statements. In November 2007, the FASB issued FSP 157-2, which provided a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

        In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We do not anticipate that the adoption of SFAS 159 will have a material effect on our financial statements or results of operations.

        In December 2007, the FASB issued SFAS 141 (revised), Business Combinations ("SFAS 141(R)"). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not anticipate that the adoption of SFAS 141(R) will have a material effect on our financial statements or results of operations.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for fiscal periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to years preceding the effective date are not permitted. We are currently evaluating the impact, if any, of SFAS 160.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.

Condensed Balance Sheets

As of December 31, 2006 and 2007

	December 31,
	2006	2007
	(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents	$792	$475
Investments	750,659	1,004,105
Other assets	—	1,329

Total Assets	$751,451	$1,005,909

Liabilities and Shareholders' Equity
Accrued expenses and other liabilities	447	5,050
Payable to subsidiary	—	50,486

Total Liabilities	447	55,536
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 78,236,957 and 85,036,957 ordinary shares issued and eoutstanding, respectively)	699	699
Additional paid-in capital	591,553	602,469
Accumulated retained earnings	158,752	347,205

Total Shareholders' Equity	751,004	950,373

Total Liabilities and Shareholders' Equity	$751,451	$1,005,909

The accompanying notes are an integral part of these condensed financial statements.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.

Condensed Income Statements

For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$6,904	$—	$—	$—
Sales revenue	96,946	—	—	—
Management fee revenue	173	—	—	1,797
Interest revenue	2,034	—	—	—
Other revenue	223	—	—	—

Total Revenues	106,280	—	—	1,797
Expenses
Depreciation	2,317	—	—	—
Cost of goods sold	107,060	—	—	—
Goodwill impairment	—	—	—	—
Interest on debt	36,535	16,128	—	—
Leasing expenses	3,297	—	—	—
Provision for doubtful notes and accounts receivable	(30)	—	—	—
Selling, general and administrative expenses	10,098	845	833	23,104

Total Expenses	159,277	16,973	833	23,104
Loss from continuing operations before income taxes and equity in profit of subsidiaries	(52,997)	(16,973)	(833)	(21,307)
Provision for income taxes	15,687	—	212	5,433
Equity in profit of subsidiaries	53,103	66,734	109,612	204,327

Net (Loss) Income	$15,793	$49,761	$108,991	188,453
Basic and diluted (loss) earnings per share	$21.45	$0.64	$1.38	$2.22
Weighted average shares outstanding, basic and diluted	736,203	78,236,957	78,982,162	85,036,957

The accompanying notes are an integral part of these condensed financial statements.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.

Condensed Statements of Cash Flows

For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
	(US dollars in thousands)
Net cash used in operating activities	$(46,6722)	$(16,973)	$(833)	$(6,711)
Net cash provided by (used in) investing activities	180,425	(352,307)	(142,712)	6,394
Net cash (used in) provided by financing activities	(157,049)	370,000	143,617	—

Net increase (decrease) in cash and cash equivalents	(23,296)	720	72	(317)
Cash and cash equivalents at beginning of period	125,987	—	720	792

Cash and cash equivalents at end of period	$102,6911	$720	$792	$475

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

        AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005. In anticipation of our initial public offering in 2006, the Company changed its holding company structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, these financial statements are presented as if our public limited liability holding company structure led by AerCap Holdings N.V. had existed as of June 27, 2005 (the formation date of AerCap Holdings C.V.) with total shares outstanding of 78,236,957. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share generating net proceeds of $143,017 which we used to make additional equity investments in a subsidiary for the purpose of debt repayment at our subsidiary level.

        The income statements and statements of cash flows for AerCap B.V. are presented to align with the financial statement presentation in our consolidated financial statements. These financial statements are not comparable to the Company's financial statements. As noted above, the Company acquired the shares in AerCap B.V., an operating company, on June 30, 2005.

2. Summary of significant accounting policies

Basis for presentation

        The accompanying condensed financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

        The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Such investment is presented on the balance sheet as "Investment" and our portion of the subsidiaries' profit or loss as "Equity in (loss) profit of subsidiaries" on the income statements.

        The subsidiaries of the Company did not pay any dividends to the Company for the periods presented.

Additional Information—Financial Statements
Schedule I

AerCap Holdings N.V.

Notes to the Condensed Financial Statements (Continued)

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

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
Consolidated Income Statement Data
Consolidated Balance Sheets Data
RISK FACTORS
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
Payments Due By Period as of December 31, 2007
INDEBTEDNESS
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing.
  Item 10. Additional Information.
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
  Item 12. Description of Securities Other than Equity Securities.
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. Controls and Procedures.
  Item 16A. Audit committee financial expert.
  Item 16B. Code of Conduct.
  Item 16C. Principal Accountant Fees and Services.
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
AerCap Holdings N.V. and Subsidiaries Consolidated Balance Sheets as of December 31, 2006 and 2007
AerCap Holdings N.V. and Subsidiaries Consolidated Income Statements For the Six Months Ended June 30, 2005, the Period From June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007
AerCap Holdings N.V. and Subsidiaries Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2005, the Period From June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007
AerCap Holdings N.V. and Subsidiaries Consolidated Statements of Shareholders' Equity For the Six Months Ended June 30, 2005, the Period From June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007
AerCap Holdings N.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands)
AerCap Holdings N.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands)
Additional Information—Financial Statements Schedule I
AerCap Holdings N.V. Condensed Balance Sheets As of December 31, 2006 and 2007
Additional Information—Financial Statements Schedule I
AerCap Holdings N.V. Condensed Income Statements For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007
Additional Information—Financial Statements Schedule I
AerCap Holdings N.V. Condensed Statements of Cash Flows For the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005, the Year Ended December 31, 2006 and the Year Ended December 31, 2007