Form 20-F
period 2008-12-31
AerCap Holdings N.V.
filed 2009-04-01
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
 Commission file number 001-33159

AerCap Holdings N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Stationsplein 965
1117 CE Schiphol Airport
The Netherlands
+ 31 20 655 9655
(Address of principal executive offices)

Wouter M. den Dikken, Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands,
Telephone number: +31 20 655 9655, Fax number: +31 20 655 9100
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☒

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

i

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This annual report includes forward looking statements, principally under the captions "Item 3. Key Information—Risks Related to our Business", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

  •
  the availability of capital to us and to our customers and changes in interest rates,

  •
  the ability of our lessees and potential lessees to make operating lease payments to us,

  •
  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

  •
  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

  •
  the economic condition of the global airline and cargo industry,

  •
  competitive pressures within the industry,

  •
  the negotiation of aircraft management services contracts,

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

  •
  the risks set forth in "Item 3. Key Information—Risk Factors" included in this annual report.

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

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. This acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.), in connection with our acquisition by funds and accounts affiliated with Cerberus Capital Management, L.P., or the Cerberus Funds (referred to herein as the 2005 Acquisition). The historical consolidated financial data of AerCap Holdings C.V. are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. The financial information presented as of December 31, 2007 and 2008 and for the fiscal years ended December 31, 2006, 2007 and 2008 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2005 and December 31, 2005 and for the fiscal year ended December 31, 2004 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report. The financial information presented includes the results of AeroTurbine from the date of its acquisition on April 26, 2006, referred to herein as the AeroTurbine Acquisition.

 Consolidated Income Statement Data:

	AerCap B.V.		AerCap Holdings N.V.
		Six months ended June 30, 2005	Six months ended December 31, 2005(1)	Year ended December 31,
	Year ended December 31, 2004
				2006(2)	2007	2008
	(In thousands, except share and per share amounts)
Revenues
Lease revenue	$308,500	$162,155	$173,568	$443,925	$554,226	$605,253
Sales revenue	32,050	75,822	12,489	301,405	558,263	616,554
Management fee revenue	15,009	6,512	7,674	14,072	14,343	11,749
Interest revenue	21,641	13,130	20,335	34,681	29,742	18,515
Other revenue	13,667	3,459	1,006	20,336	19,947	4,181

Total revenues	390,867	261,078	215,072	814,419	1,176,521	1,256,252
Expenses
Depreciation	125,877	66,407	45,918	102,387	141,113	169,392
Cost of goods sold	18,992	57,632	10,574	220,277	432,143	506,312
Interest on debt	113,132	69,857	44,742	166,219	234,770	219,172
Impairments(3)	134,671	—	—	—	—	18,789
Other expenses	68,856	32,386	26,524	46,523	39,746	73,827
Selling, general and administrative expenses(4)	36,449	19,559	26,949	149,364	116,328	128,268
Total expenses	497,977	245,841	154,707	684,770	964,100	1,115,760
(Loss) income from continuing operations before income taxes and minority interest	(107,110)	15,237	60,365	129,649	212,421	140,492
Provision for income taxes	224	556	(10,604)	(21,246)	(25,123)	431
Minority interest, net of tax	—	—	—	588	1,155	10,883
Net (loss) income	$(106,886)	$15,793	$49,761	$108,991	$188,453	$151,806

(Loss) Earnings per share, basic and diluted	$(145.19)	$21.45	$0.64	$1.38	$2.22	$1.79
Weighted average shares outstanding, basic and diluted	736,203	736,203	78,236,957	78,982,162	85,036,957	85,036,957

(1)
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

(2)
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to December 31, 2006.

(3)
Includes aircraft impairment, investment impairment and goodwill impairment.

(4)
Includes share based compensation of $78.6 million ($69.1 million, net of tax), $10.9 million ($9.5 million, net of tax) and $7.5 million ($6.4 million, net of tax) in the years ended December 31, 2006, 2007 and 2008, respectively.

 Consolidated Balance Sheets Data:

	AerCap B.V.	AerCap Holdings N.V.
	As of December 31,
	2004	2005(1)	2006(2)	2007	2008
	(US dollars in thousands)
Assets
Cash and cash equivalents	$143,640	$183,554	$131,201	$241,736	$193,563
Restricted cash	118,422	157,730	112,277	95,072	113,397
Flight equipment held for operating leases, net	2,748,347	2,189,267	2,966,779	3,050,160	3,989,629
Notes receivable, net of provisions	250,774	196,620	167,451	184,820	134,067
Prepayments on flight equipment	135,202	115,657	166,630	247,839	448,945
Other assets	207,769	218,371	373,697	574,600	531,225

Total assets	$3,604,154	$3,061,199	$3,918,036	$4,394,227	$5,410,826

Debt	3,115,492	2,172,995	2,555,139	2,892,744	3,790,487
Other liabilities	419,643	468,575	611,893	551,110	511,302
Shareholders' equity	64,019	419,761	751,004	950,373	1,109,037

Total liabilities and shareholders' equity	$3,604,154	$3,061,199	$3,918,036	$4,394,227	$5,410,826

(1)
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

(2)
Includes the results of AeroTurbine for the period from April 26, 2006 (date of its acquisition) to December 31, 2006.

RISK FACTORS

Risks Related to Our Business

We require significant capital in 2009 and 2010 to fund our obligations under our forward purchase commitments. The global recession and financial crisis, along with the failure of one of our joint venture partners to make required equity contributions, has decreased the amount of capital available to us and has adversely impacted the operating cash flows we would use to fund these obligations.

        As of March 31, 2009, we, either directly or through AerVenture Limited ("AerVenture"), had 42 new A320 family aircraft, 28 new A330 wide-body aircraft and three new Boeing 737-800 aircraft under forward purchase commitments, with 28 scheduled to be delivered in the remainder of 2009 and 33 scheduled to be delivered in 2010. In addition, as of March 31, 2009 we had entered into sales contracts for seven of the A320 family aircraft scheduled to be delivered in the remainder of 2009. As of March 31, 2009, our commitments in 2009 and 2010 to make pre-delivery and final delivery payments under our forward purchase commitments exceeded the amounts available under our committed borrowing facilities by $174.5 million and $248.6 million, respectively. In order to meet our commitments under our forward purchase contracts during 2009 and 2010, including commitments by AerVenture, and to maintain an adequate level of unrestricted cash we will need to raise additional funds through a combination of (i) accessing committed debt facilities, (ii) securing additional financing for pre-delivery and final delivery payment obligations, (iii) selling aircraft or other aircraft investments, including participations in our joint ventures, (iv) accessing restricted cash in our cash restricted entities, and (v) if necessary, generating proceeds from potential capital market transactions. Due to the level of existing committed pre-delivery or final delivery debt commitments, we expect that only a portion of the additional funding to meet our forward purchase commitments can be sourced through additional debt funding.

        The global recession and financial crisis have caused banks and financial institutions to significantly decrease the amount of capital available for lending and have significantly increased the risk premium of such borrowings. Should banks with whom we have committed borrowing facilities default in their obligations towards us, such defaults may decrease the amounts available under our committed borrowing facilities. In addition, the recent failure by International Cargo Airlines Company KSC ("LoadAir"), our AerVenture joint venture partner, to make a required $80.0 million capital contribution to AerVenture has resulted in LoadAir's removal as our joint venture partner and AerVenture becoming our wholly-owned subsidiary, thereby decreasing the amount of equity capital available to AerVenture and us. Although we are pursuing several transactions to raise additional funds, we may not be able to close some or all of these transactions. If we are unable to close on some or all of these initiatives and are unable to find sufficient alternative funds, it will adversely and could materially adversely affect our liquidity and the cash available to us to fund our pre-delivery payment and final delivery payment obligations under our forward purchase commitments.

        We have historically relied on sales of aircraft as an integral part of our liquidity strategy in order to meet cash requirements for our operations and committed capital expenditures. As a result of the current global recession and financial crisis and the corresponding decrease in capital available to finance the purchase price of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft and engines. In addition, insolvencies of aircraft operators and sales of aircraft portfolios by aircraft lessors have and are expected to increase the supply of aircraft available for sale, negatively affecting prices for aircraft. In this challenging market, we may experience a significant decrease in aircraft sales revenue which could adversely affect our liquidity and the cash available to fund our forward purchase commitments.

        Since a significant portion of our aircraft (40% of the net book value of our aircraft as of December 31, 2008) are owned by special purpose entities, or "restricted cash entities," and are subject to financing structures which require that most, if not all, cash, after the payment of required expenses, be utilized to service outstanding debt in those structures, there is limited free cash made available to us from the operations of these entities to fund our general operations or to fund the purchase commitment obligations of other group entities. In addition, AeroTurbine's credit facility also limits the dividends it can pay us to $10 million per year.

        The global recession and financial crisis are also having a significant negative impact on our lessees. If our lessees, in particular those outside our restricted cash entities, are unable to meet their obligations under their leases with us, our cash flow will be negatively impacted both by the non-receipt of lease rentals and the costs associated with repossession of the leased aircraft.

        Due to the global recession and financial crisis and the failure by LoadAir to make its capital contributions to AerVenture, our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments in 2009 and 2010 and we may be required to raise additional capital through the issuance of new equity or equity-linked securities. If we issue new equity or equity-linked securities, the percentage ownership of our then current shareholders would be diluted. Any newly issued equity or equity-linked securities may have rights, preferences or privileges senior to those of our ordinary shares. If we cannot raise sufficient funding through our various initiatives, the issuance of equity securities or otherwise, we would be required to restructure our forward aircraft purchase commitments or default on those agreements. If we default on a forward purchase contract with Airbus, the contract may be terminated in whole by Airbus and all deposits we have made for aircraft under that contract forfeited. In addition, nonpayment on related pre-delivery payment facilities would result in defaults on our other committed borrowing facilities which could result in acceleration of these facilities and foreclosure on assets pledged to secure such facilities.

Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire and the leasing of new aircraft on order, and due to current market conditions, we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Between December 31, 2008 and December 31, 2011, aircraft leases accounting for 29.7% of our lease revenues for the year ended December 31, 2008, are scheduled to expire and the aircraft subject to those leases that we do not sell prior to lease termination will need to be re-leased or extended. In 2008, we generated $67.4 million of revenues from leases that were scheduled to expire in 2009, $62.3 million of revenues from leases that are scheduled to expire in 2010 and $50.3 million of revenues from leases that are scheduled to expire in 2011. As of December 31, 2008, we also had 11 aircraft on order and scheduled to be delivered in 2010 and nine aircraft scheduled to be delivered in 2011 through 2013 which are subject to executed lease agreements. In addition, nearly all of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our existing aircraft and engines or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire. Currently, the global recession has put downward pressure on aircraft lease rates, in particular the lease rates for older less fuel-efficient aircraft and wide-body aircraft used for freight. If we are unable to re-lease an existing aircraft or engine or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2008, we generated 48.2% of our revenues from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. In 2008, three of our aircraft lessees filed for bankruptcy, and as a result, we repossessed eight aircraft. If the current global recession and financial crisis continues, we expect aircraft passenger traffic to decline and freight traffic to continue to contract. If this occurs, we believe it is likely that additional lessees will default on their leases or file for bankruptcy.

        The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

  •
  passenger air travel and air cargo rates;

  •
  passenger air travel and air cargo demand;

  •
  competition;

  •
  economic conditions and currency fluctuations in the countries and regions in which the lessee operates;

  •
  the price and availability of jet fuel;

  •
  availability and cost of financing;

  •
  fare levels;

  •
  geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

  •
  increases in operating costs, including labor costs and other general economic conditions affecting our lessees' operations;

  •
  labor difficulties;

  •
  governmental regulation and associated fees affecting the air transportation business; and

  •
  environmental regulations, including, but not limited to, restrictions on carbon emissions.

        Generally, airlines with high debt leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Current turmoil in global financial markets and the general economic environment may have an additional negative effect on the ability of airlines to find adequate sources of financing to fund operations. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Further or future downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions further deteriorate. If lessees of a significant number of our aircraft or engines default on their leases, our financial results will be adversely affected.

The recent changes in demand and supply of aircraft could depress lease rates and the value of our aircraft portfolio.

        The global recession and financial crisis and the recent slowdown in air travel have contributed to a decrease in the demand by airlines for aircraft, while a number of recent airline bankruptcies, as well as financial challenges potentially facing other airlines and a potential consolidation of the aviation industry, may result in an increase in the supply of aircraft. In addition, the significant decline in freight traffic has decreased the demand for freight aircraft, in particular wide-body aircraft. This shift in supply/demand dynamics is putting downward pressure on aircraft lease rates and values, and in particular the lease rates for older less fuel-efficient aircraft and wide-body aircraft used for freight. This decrease in lease rates will adversely affect our lease revenues in future periods as our current leases terminate and to the extent that airlines default on their leases.

        In addition, several large portfolios of leased aircraft may be available for sale. For example, it has been reported that American International Group intends to sell ILFC, its aircraft leasing business, which is the largest aircraft lessor in the world, measured by portfolio value. In addition, Royal Bank of Scotland has announced its plans to sell RBS Aviation, its aviation finance and leasing subsidiary, Babcock and Brown, which owns 14% of Babcock and Brown Air, agreed to a restructuring plan with its lending group and Allco Finance Group, another large aircraft lessor, has announced the appointment of voluntary administrators under Australian law and may sell its aircraft portfolio. Due to the current global recession and liquidity crisis, if any of these aircraft portfolios were sold, we expect that such sales would result in lower aircraft values since there are few buyers with access to capital to compete for purchases of aircraft portfolios. In particular, if any of these portfolios were sold or liquidated in a disorderly fashion, we would expect the prices received for the aircraft to be significantly below recent market aircraft prices. If this occurred, we would expect our aircraft sales revenue to be significantly and adversely impacted as a result of the lower prices we could receive for sales of our own aircraft. In this situation, we may curtail or stop our aircraft sales.

        Furthermore, the decrease in capital available to finance the purchase price of aviation assets resulting from the ongoing global financial crisis has reduced the level of activity in the secondary trading market for such aircraft and engines since many purchasers have been unable to obtain the necessary financing. A prolonged slowdown in secondary market activity will limit our ability to generate cash from sales of aviation assets which will have a material adverse impact on our financial condition and liquidity. In addition the significant decrease of activity in the secondary aircraft trading market is likely to result in lower prices for any aircraft sold.

Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results.

        We are currently joint venture partners in several joint ventures, including AerDragon, an unconsolidated joint venture which owns two aircraft and has 13 A320 aircraft on order with Airbus, and AerCap Partners, a consolidated joint venture which owns 19 Boeing aircraft. It is our strategy to enter into additional joint ventures in the future. Under the AerDragon and AerCap Partners joint venture agreements, we share control over significant decisions with our joint venture partners. Since we have limited control over our joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require our joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results.

We were required to write-down the value of some of our assets during 2008 due to the global recession and financial crisis and a prolongation or worsening of these conditions could require us to make additional significant write-downs.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. As a result of the global recession and financial crisis, we performed impairment analysis of our long-lived assets during the year 2008 and as of December 31, 2008. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the current global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. No impairments to aircraft resulted specifically from our impairment analyses; however, we recorded an impairment on AeroTurbine's inventory of $11.5 million and we recorded an impairment on aircraft of $7.3 million, based on sale negotiations for four of the older aircraft.

        Given the global recession and financial crisis and the uncertainties regarding its potential impact on our business, our estimates and assumptions regarding forecasted cash flows from our long-lived assets, the duration of the ongoing economic downturn, or the duration or strength of any recovery, made for purposes of our long-lived asset impairment tests may prove to be inaccurate predictions of the future. If our assumptions regarding the forecasted cash flows of certain long-lived assets are not achieved, especially for aircraft older than 15 years, it is possible that an impairment may be triggered for other long-lived assets in 2009 and that any such impairment amounts may be material.

Changes in interest rates may adversely affect our financial results.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities bear floating interest rates. As of December 31, 2007 and December 31, 2008, we had $2.6 billion and $3.5 billion, respectively, of indebtedness outstanding that was floating rate debt. We incurred floating rate interest expense of $105 million in the year ended December 31, 2008. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to protect ourselves against interest rate increase on a portion of our floating-rate liabilities by entering into derivative contracts, primarily interest rate caps. However, we remain exposed to changes in interest rates to the extent that our derivative contracts are not correlated to our financial liabilities. In addition, we are exposed to the credit risk that the counter parties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Decreases in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2008, 16.7% of our lease revenue was attributable to leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2008, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $32.8 million on an annualized basis, including the offsetting benefits of interest rate caps currently in effect, and, if interest rates were to decrease by 1%, we would expect to generate $7.3 million less lease revenue on an annualized basis.

Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

        As of December 31, 2008, our consolidated indebtedness was $3.8 billion and represented 70% of our total assets as of that date and our interest expense (including the impact of hedging activities) was $219 million for the year ended December 31, 2008. Due to the capital intensive nature of our business and our strategy of expanding our aircraft and engine portfolios, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. If market conditions worsen and precipitate further declines in aircraft and aviation related markets, our operations may not generate sufficient cash to service our debt which will have a material adverse impact on us. Our high level of indebtedness:

  •
  causes a substantial portion of our cash flows from operations to be dedicated to interest and principal payments and therefore not available to fund our operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

  •
  restricts the ability of some of our subsidiaries and joint ventures to make distributions to us;

  •
  may impair our ability to obtain additional financing in the future;

  •
  may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

  •
  may make us more vulnerable to downturns in our business, our industry or the economy in general.

The business of leasing, financing and selling aircraft, engines, and parts has historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results.

        In the past, the business of leasing, financing and selling aircraft, engines, and parts has experienced prolonged periods of aircraft and engine shortages and oversupply. As a result of the current global recession and financial crisis, we believe that the business of leasing, financing and selling aircraft, engines, and parts has moved from a market that had recently been characterized by relative shortage to one of oversupply, especially for certain older, less-fuel efficient aircraft. The oversupply of a specific type of aircraft or engine typically depresses the lease rates for, and the value of, that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control, including:

  •
  passenger and air cargo demand;

  •
  fuel costs and general economic conditions;

  •
  geopolitical events, including war, prolonged armed conflict and acts of terrorism;

  •
  outbreaks of communicable diseases and natural disasters;

  •
  governmental regulation;

  •
  interest rates;

  •
  the availability and cost of financing;

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

        Currently a number of airlines have postponed or cancelled delivery of new aircraft and have reduced the size of the fleet of aircraft they operate. These measures increase the number of available new and used aircraft in the market place which, along with the factors described above, may produce sharp and prolonged decreases in aircraft and engine lease rates and values, and have a material adverse effect on our ability to re-lease our aircraft and engines and/or sell our aircraft engines and parts at attractive prices. Any of these factors could materially and adversely affect our financial results.

        In recent months, we have experienced a slowdown in demand for our older less fuel-efficient aircraft, such as our older Boeing 737-300s, -400s and -500s (737 classics) and older Airbus A320s. As of December 31, 2008, 10.7% of our owned fleet, by book value, consists of Boeing 737 classic aircraft and Airbus A320s in excess of 15 years of age. This slow-down in demand has put downward pressure on lease rates for these aircraft and made it more difficult for us to lease these aircraft when their leases expire or are terminated. If the current global recession and financial crisis continues, we expect significant declines in aircraft passenger traffic and further declines in freight traffic, which would likely result in further decreases in lease rates for older less fuel-efficient aircraft, as well as lower aircraft lease rates for more modern-fuel efficient aircraft. These decreases would adversely affect our financial results.

The value and lease rates of our aircraft and engines could decline and this would have a material adverse effect on our financial results.

        Aircraft and engine values and lease rates have historically experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger air travel and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft and engines, including:

  •
  the particular maintenance, operating history and documentary records of the aircraft or engine;

  •
  the number of operators using that type of aircraft or engine;

  •
  the regulatory authority under which the aircraft or engine is operated;

  •
  whether the aircraft or engine is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

  •
  the age of our aircraft or engines;

  •
  any renegotiation of a lease on less favorable terms;

  •
  the negotiability of clear title free from mechanics liens and encumbrances;

  •
  any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

  •
  decrease in the credit worthiness of our lessees;

  •
  compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

  •
  comparative value based on newly manufactured competitive aircraft or engines; and

  •
  the availability of spare parts.

        Any decrease in the value and lease rates of aircraft or engines which may result from the above factors or other unanticipated factors, may have a material adverse effect on our financial results.

The concentration of some aircraft and engine models in our aircraft and engine portfolios could adversely affect our business and financial results should any problems specific to these particular models occur.

        Due to the high concentration of Airbus A320 family aircraft and CFM International CFM56 family engines in our aircraft and engine portfolios, our financial results may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of December 31, 2008, 72.8% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 11 aircraft types, the four highest concentrations of which together represented 84.8% of our aircraft by net book value. The four highest concentrations were Airbus A320 aircraft, representing 39.3% of the net book value of our aircraft portfolio, Boeing 737 aircraft, representing 18.9% of the net book value of our aircraft portfolio, Airbus A321 aircraft, representing 14.0% of the net book value of our aircraft portfolio and Airbus A319 aircraft representing 12.5% of net book value of our aircraft portfolio. No other aircraft type represented more than 10% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, we have 50 new Airbus A320 family aircraft on order through AerVenture and we have 28 new Airbus A330 wide-body aircraft on order. We also have a significant concentration of CFM56 engines in our engine portfolio. As of December 31, 2008, 68.9% of the net book value of our engine portfolio was represented by CFM56 engines and 13.1% was represented by CF6 engines.

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

        Any decrease in the value and lease rates of our aircraft and engines may have a material adverse effect on our financial results.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results.

        A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of December 31, 2008, we leased 51.5% of our aircraft and 19.7% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated include Korea, Thailand, India, Indonesia, Vietnam, Czech Republic, Russia, Bulgaria, Hungary, Latvia, Turkey, Israel, Bahrain, Brazil, Ecuador, El Salvador, Jamaica, Mexico, Trinidad & Tobago, Kazakhstan, Tunisia and South Africa, and we also may lease aircraft and engines to airlines in other emerging market countries in the future.

        Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft or engines subject to lease in such countries, or the ability of our lessees which operate in these markets to meet their lease obligations. As a result, lessees which operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by adverse economic and political developments in emerging market countries.

If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results.

        If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft or engine, we may not be able to re-lease the aircraft or engine promptly at favorable rates, if at all. In recent bankruptcies we have incurred significant costs as a result of exercising our remedies and these costs are unlikely to be recouped from the bankrupt estate. You should expect that additional restructurings and/or repossessions with some lessees will occur in the future. If additional repossessions occur we will incur significant cost and expenses which are unlikely to be recouped and terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, all of which may adversely affect our financial results.

If we or our lessees fail to maintain our aircraft or engines, their value may decline and we may not be able to lease or re-lease our aircraft and engines at favorable rates, if at all, which would adversely affect our financial results.

        We may be exposed to increased maintenance costs for our leased aircraft and engines associated with a lessee's failure to properly maintain the aircraft or engine or pay supplemental maintenance rent. If an aircraft or engine is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft or engine, an inability to re-lease an aircraft or engine at favorable rates, if at all, or a potential grounding of an aircraft or engine. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft or engine to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees' failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft or engines may materially and adversely affect our financial results.

Competition from other aircraft or engine lessors with greater resources or a lower cost of capital than us could adversely affect our financial results.

        The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Commercial Aviation Services, International Lease Finance Corp., CIT Aerospace, Aviation Capital Group, RBS Aviation Capital, AWAS, Babcock & Brown, Boeing Capital Corp., Macquarie Air Finance and AirCastle Advisors, and six major engine leasing companies, including GE Engine Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. GE Commercial Aviation Services, through its acquisition in late 2006 of the Memphis Group, Inc., an aircraft parts trading company, in late 2006, is able to operate with an integrated business model similar to our own, and therefore directly competes with each aspect of our business.

        In addition, we may encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers and maintenance, repair and overhaul (MRO) organizations;

  •
  financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

  •
  aircraft brokers;

  •
  public and private partnerships, investors and funds with more capital to invest in aircraft and engines; and

  •
  other aircraft and engine leasing companies and MRO organizations that we do not currently consider our major competitors.

        Some of these competitors have greater operating and financial resources and access to lower capital costs than us. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results.

We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results.

        Through our lessees, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft or engines. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions, as currently seen in many regions, may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases. Furthermore a disruption in the financial markets, terrorist attack, high fuel prices or a weak local currency may increase the adverse impact on our lessees.

        Lease rental revenues from lessees based in Asia accounted for 28% of our lease revenues in 2008. The outbreak of SARS in 2003 had a significant negative effect on the Asian economy, particularly in China, Hong Kong and Taiwan. In recent periods, Asia has been one of the highest growth areas for airline passenger traffic and freight traffic, which has resulted in strong demand for aircraft from the region. In the fourth quarter of 2008, most of the Asian economies, in particular, China, Korea, Taiwan, India and Japan, experienced significant economic slowdowns or contractions in response to the current global recession and financial crisis. As a result, according to International Air Transport Association ("IATA"), international airline passenger traffic in December 2008 declined 9.7% compared to December 2007 and freight traffic declined 26% in December 2008. These declines have adversely affected the financial condition of most airlines in the region. If the current global recession and financial crisis continues, we expect further significant declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Europe accounted for 42% of our lease revenues in 2008. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees. The current global recession and financial crisis has resulted in economic contraction in most of Europe. As a result, according to IATA, international airline passenger traffic in December 2008 declined 2.7% compared to December 2007 and freight traffic declined 21.2% in December 2008. These declines have adversely affected the financial condition of most airlines in the region. If the current global recession and financial crisis continues, we expect further significant declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in North America, accounted for 18% of our lease revenues in 2008. In the recent past, a number of North American passenger airlines filed for bankruptcy and several major U.S. airlines ceased operations altogether, including Aloha, ATA Airlines and Skybus during 2008. The current global recession and financial crisis has resulted in a significant economic contraction in North America, and in the United States in particular. As a result, according to IATA, international airline passenger traffic in December 2008 declined 4.3% compared to

December 2007 and freight traffic declined 22.2% in December 2008. These declines have adversely affected the financial condition of most airlines in the region. If the current global recession and financial crisis continues, we expect further significant declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Latin America accounted for 10% of our lease revenues in 2008. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Lease rental revenues from lessees based in the Caribbean accounted for 0.9% of our lease revenues in 2008. The current global recession and financial crisis could result in significant economic downturns in Latin American or the Caribbean economies which would likely adversely affect the operations of our lessees in these regions.

        Lease rental revenues from lessees based in Africa/Middle East accounted for 2% of our lease revenues in 2008. In recent periods the airline industry in the Middle East experienced tremendous growth as a result of high oil prices, strong economic growth, significant investment in attracting tourism and gradual deregulation of the airline industry. The current global recession and financial crisis and the significant decline in oil prices could disrupt the high growth witnessed in the past. Such disrupted growth in combination with the committed capacity growth through a significant order backlog at Airbus and Boeing could have an adverse impact on the financial health of some Middle Eastern airlines, including our lessees.

Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition.

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. As of December 30, 2008, 11.8% of our aircraft portfolio by net book value was older than 15 years. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results.

        As of December 31, 2008, we owned 46 aircraft that were over 15 years of age, representing 11.8% of the net book value of our aircraft portfolio. In general, the costs of operating an aircraft, including maintenance expenditures, increase as the aircraft ages. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results.

The advent of superior aircraft and engine technology could cause our existing aircraft and engine portfolio to become outdated and therefore less desirable, which could adversely affect our financial results.

        As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft and engine portfolios may become less desirable to potential lessees. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft or engines on favorable terms, if at all, which would have a material adverse effect on our financial results.

If our lessees' insurance coverage is insufficient, it could adversely affect our financial results.

        While we do not directly control the operation of any of our aircraft or engines, by virtue of holding title to aircraft, directly or indirectly, in certain jurisdictions around the world, we could be held strictly liable for losses resulting from the operation of our aircraft and engines, or may be held liable for those losses on other legal theories. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft or engine.

        However, following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for third party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases.

        Our lessees' insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft and engines by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the insurance proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results.

        Furthermore, the global recession and financial crisis also has an impact on insurance companies. Our lessee insurance coverage is dependent on the financial condition of insurance companies. If insurance companies are unable to meet their obligations, it could adversely impact our financial results.

In 2008, we incurred significant costs resulting from lease defaults and if the current global recession and financial crisis continues, we expect lease defaults to increase in 2009 which would adversely affect our financial results.

        During 2008 lessees leasing nine of our aircraft defaulted, each resulting in repossession and early lease termination. We estimate that the total cost of these defaults in terms of lost revenue during off-lease periods and related technical costs totaled approximately $18 million during 2008. If the current global recession and financial crisis continues, we expect additional lessees to default on their lease obligations or file for bankruptcy in 2009. If we are required to repossess an aircraft or engine they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of aircraft or engine, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft or engine is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft or engine in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engine.

        We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft or engine. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft or engine without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government related entities, which could complicate our efforts to repossess our aircraft or engines in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engine.

        If we repossess an aircraft or engine, we will not necessarily be able to export or de-register and profitably redeploy the aircraft or engine. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft or engine is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. We may also incur significant costs in retrieving or recreating aircraft or engine records required for registration of the aircraft or engine, and in obtaining the certificate of airworthiness for an aircraft. If we incur significant costs repossessing our aircraft or engines, are delayed in repossessing our aircraft or engines or are unable to obtain possession of our aircraft or engines as a result of lessee defaults, our financial results may be materially and adversely affected.

If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay the aircraft liens, which could adversely affect our financial results.

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

        Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. Our lessees may not comply with their obligations under their leases to discharge aircraft liens arising during the terms of their leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft or engine. Such payments would materially and adversely affect our financial results.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results.

Failure to obtain certain required licenses, certificates and approvals could adversely affect our ability to re-lease or sell aircraft and engines, our ability to perform maintenance services or to provide cash management services, which would materially and adversely affect our financial condition and results of operations.

        Under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft or engine may not be forthcoming. To perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we require a license from the Irish regulatory authorities, which we have obtained. In addition, to meet our MRO customers' requirements to maintain certain flight certifications, AeroTurbine requires certificates from the Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, which it has obtained. A failure to maintain these licenses or certificates or obtain any required license or certificate, consent or approval, or the occurrence of any of the foregoing events, could adversely affect our ability to provide qualifying services or re-lease or sell our aircraft or engines, which would materially and adversely affect our financial condition and results of operations.

Our ability to operate in some countries is restricted by foreign regulations and controls on investments.

        Many countries restrict or control foreign investments to varying degrees, and additional or different restrictions or policies adverse to us may be imposed in the future. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses outside of the United States, or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia/Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may require governmental approval for the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results.

There are a limited number of aircraft and engine manufacturers and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could adversely affect our financial results.

        The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls Royce plc and Pratt & Whitney. As a result, we are dependent on these manufacturers' success in remaining financially stable, producing products and related components which meet the airlines' demands and fulfilling their contractual obligations to us. For Airbus, the impact of delayed deliveries of the A380 have resulted in substantial financial losses for the manufacturer, which subsequently forced Airbus to resort to a significant cost saving program. A strengthening of the Euro against the US dollar will put further cost pressure on Airbus. Although Boeing is not exposed to the same Euro-US dollar currency risk, announced delays in the Boeing 787 program could potentially lead to similar consequences to those resulting from the Airbus A380 program delays.

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

We and our customers are subject to various environmental regulations that may have an adverse impact on our financial results.

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

        In addition to more stringent noise restrictions, the United States, European Union and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Though current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations. For example, the European Union issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any European Union country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. Limitations on emissions such as the one in the European Union could favor the use of larger wide-body aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of our narrow-body aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing, and while we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

        Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We cannot assure you that we will be at all times in complete compliance with these laws, regulations or permits. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

We are the manager for several securitization vehicles and joint ventures and our financial results would be adversely affected if we were removed from these positions.

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2008, we generated revenue of $11.7 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results could be materially and adversely affected.

The departure of senior managers could adversely affect our financial results.

        Our future success depends, to a significant extent, upon the continued service of our senior management personnel. For a description of the senior management team, see "Item 6. Directors, Senior Management and Employees". The departure of senior management personnel could have a material adverse effect on our ability to achieve our business strategy.

Risks Related to the Aviation Industry

Interruptions in the capital markets could impair our lessees' ability to finance their operations which could prevent the lessees from complying with payment obligations to us.

        Recently, the global financial markets have been highly volatile and the availability of credit from financial markets and financial institutions has been systematically reduced. Many of our lessees have expanded their airline operations through borrowings and are leveraged. These lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable or available only at high interest costs or on unfavorable terms, and to the extent financial markets do not allow equity financing as an alternative, our lessees operations and operating results may be adversely affected and they may not comply with their respective payment obligations to us.

Airline reorganizations could impair our lessees' ability to comply with their lease payment obligations to us.

        In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, in 2008, certain smaller airlines, particularly in the U.S., have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

        Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

A return to historically high fuel prices or continued rapid fluctuations in fuel prices and high fuel costs could affect the profitability of the aviation industry and our lessees' ability to meet their lease payment obligations to us, which would adversely affect our financial results.

        Fuel costs represent a major expense to companies operating in the aviation industry. Fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. Fuel costs are not within the control of lessees and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs would materially and adversely affect their operating results.

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. In 2007 and 2008, during a broad based commodities boom, fuel prices increased to historical highs until recently declining sharply with the advent of the global financial crisis.

        A return to recent historically high fuel prices that are not hedged appropriately would have a material adverse impact on airlines' profitability. Swift movements in fuel prices when airlines have hedged their fuel costs can adversely affect profitability and liquidity as airlines may be required to post cash collateral under hedge agreements. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft and engine repossessions, increase our costs of servicing and marketing our aircraft and engines, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results.

If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results.

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq, the Israeli/Palestinian conflict and tension over Iran's and Pakistan's nuclear programs, may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft and engine values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

        Terrorist attacks and adverse geopolitical conditions have negatively impacted the aviation industry and concerns about such events could also result in:

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

        Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft and engines upon any disposition. These results could adversely affect our financial results.

The effects of SARS or other epidemic diseases may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results.

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

        Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other diseases, such as avian influenza, or the fear of such events, could adversely affect passenger demand for air travel and the aviation industry. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results.

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        The Cerberus Funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus, own 40.2% of our ordinary shares. As a result, Cerberus may be able to significantly influence fundamental corporate matters and transactions, including the appointment of a majority of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

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

Our international operations expose us to geopolitical, economic and legal risks associated with a global business.

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

        These factors may have a material adverse effect on our financial results.

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

        We do not believe we will be classified as a PFIC for the 2009 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

        We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands, Sweden and the United States and other jurisdictions in which our subsidiaries are incorporated or based. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled to reduce the exposure to such additional taxation, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

        We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results.

We may become subject to additional Irish taxes based on the extent of our operations carried on in Ireland.

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 20%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2008, we had $223 million of Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. However, this conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly The Netherlands and Ireland). That in turn may depend on the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.

        The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results.

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services and perform aircraft and limited engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in Amsterdam and have offices in Ireland, the United Kingdom, China, Texas, Florida and Arizona with a total of 382 employees, as of December 31, 2008.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of December 31, 2008, we owned 160 aircraft and 71 engines, managed 53 aircraft and had 78 new aircraft and two new engines on order, had entered into purchase contracts for four aircraft, had entered into sales contracts for seven forward order aircraft and had executed letters of intent to purchase two aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of December 31, 2008, our owned and managed aircraft and engines were leased to 102 commercial airline and cargo operator customers in 43 countries and managed from our offices in The Netherlands, Ireland, the United Kingdom, China and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Holding Company.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2006 to December 31, 2008, we have executed over 800 aircraft and engine transactions, including 257 aircraft leases, 132 engine leases, 249 aircraft purchase or sale transactions, 99 engine purchase or sale transactions and the disassembly of 16 aircraft, 19 airframes and 44 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2006 and December 31, 2008, our weighted average owned aircraft utilization rate was 98.3%.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s shares and the liabilities owed by AerCap B.V. to its prior shareholders for a total consideration of $1.37 billion, $370.0 million of which was funded with equity contributions from the Cerberus funds. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and parts sales company. On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on The New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20 million additional ordinary shares on The New York Stock Exchange.

        Our principal executive offices are located at Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, and our general telephone number is +31 20 655-9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is (302) 738-6680.

Our Business Strategy

         Leverage Our Ability to Manage Aircraft and Engines Profitably throughout their Lifecycle. We intend to continue to leverage our integrated business model by selectively:

  •
  purchasing aircraft and engines directly from manufacturers;

  •
  entering into sale-leaseback transactions with aircraft and engine operators;

  •
  taking advantage of price incentives offered by sellers for the purchase of entire portfolios of aircraft and engines of varying ages and types;

  •
  using our global customer relationships to obtain favorable lease terms for both aircraft and engines and reduce time off-lease;

  •
  maintaining diverse sources of global funding;

  •
  selling select aircraft and engines;

  •
  disassembling older airframes and engines for sale of their component parts; and

  •
  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully source acquisition opportunities of new and used aircraft at favorable prices, as well as secure long-term funding for such acquisitions, lease aircraft and engines at profitable rates, minimize downtime between leases and associated technical expenses and opportunistically sell aircraft and engines.

        Efficiently Manage our Liquidity.    As of March 31, 2009, we had access to $3.8 billion of committed undrawn credit facilities. However, in response to the current global recession and economic crisis, we continue to seek new sources of liquidity and maintain and safeguard our existing cash balances. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures and export/import financings including ECA ("European Export Credit Agencies")-guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows from our restricted cash entities to those entities which are not cash restricted and continue to pursue the sale of aircraft to generate additional cash flows.

        Expand Our Aircraft and Engine Portfolio.    We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, sale-leasebacks, airline refleetings, acquisitions and other opportunistic transactions that increase our aircraft and engine portfolio. We will rely on our experienced team of aircraft and engine market professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we intend to continue to rebalance our aircraft and engine portfolios through acquisitions, sales and selective disassemblies to maintain the appropriate mix of aviation assets to meet our customers' needs.

        Maintain a Diversified and Satisfied Customer Base.    We currently lease 213 aircraft to 75 different airlines in 39 different countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft and engine assets as a result of our customer reach and quality product offering.

        Enter into Joint Ventures.    We intend to continue to leverage our leading market position, extensive knowledge of the aircraft and engine leasing markets and aircraft and engine management capabilities by entering into joint ventures that increase our purchasing power, our ability to obtain price discounts on large aircraft orders and reduce our capital expenditures. We also enter into joint ventures for diversification and risk management purposes. We expect to benefit from greater geographical and product diversity made possible for our portfolio through the use of joint venture structures. In addition, we expect to generate fees from our joint ventures by providing them with aircraft management services.

        Obtain Maintenance Cost Savings.    We seek to reduce our aircraft and engine maintenance costs by using aircraft and engine parts we obtain from the selective disassembly of acquired and existing airframes and engines. We intend to achieve further maintenance cost savings by using our fleet of serviceable spare engines as replacements for engines leased on aircraft that are undergoing overhaul and repair services.

        Acquire Complementary Businesses.    We intend to selectively pursue acquisitions that we believe will enhance our ability to manage aircraft and engines profitably throughout their lifecycle. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

Aircraft

Overview

        We operate our aircraft business on a global basis. As of December 31, 2008, we owned and managed 213 aircraft. We owned 160 aircraft in our aircraft business and managed 53 aircraft. As of December 31, 2008, we leased these aircraft to 75 commercial airline and cargo operator customers in 39 countries. In addition, as of December 31, 2008, we had 50 new Airbus A320 narrowbody aircraft on order through AerVenture and 28 new Airbus A330 wide-body aircraft on order. We also had entered into a purchase contract for four aircraft, had entered into sales contracts for seven forward order aircraft and had executed letters of intent for the purchase of two additional aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 297 aircraft as of December 31, 2008.

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

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 509 aircraft transactions between January 1, 2006 and December 31, 2008.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2006 and December 31, 2008, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2006	2007	2008	Total/ Average
New leases on new aircraft	15	22	45	82
New leases on used aircraft	16	10	34	60
Extensions of lease contracts	15	12	34	61
Average lease term for new leases (months)(1)(4)	103.2	96.5	123.2	112.4
Average lease term for re-leases (months)(1)	58.7	72.0	63.6	63.7
Average lease term for lease extensions (months)(2)	22.3	46.5	36.2	34.8
Lease restructurings	1	0	1	2
Aircraft purchases	41	40	58	139
Aircraft sales	17	24	26	67
Average aircraft utilization rates(3)	98.9%	98.4%	97.7%	98.3%

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

(4)
Including the letters of intent signed during 2008, the average lease term is 124 months.

	Managed Aircraft
Activity	2006	2007	2008	Total/ Average
New leases on used aircraft	9	7	12	28
Extensions of lease contracts	14	6	6	26
Average lease term for re-leases (months)(1)	40.9	48.0	64.0	52.6
Average lease term for lease extensions (months)(2)	21.5	46.0	46.5	32.9
Lease restructurings	1	—	—	1
Aircraft purchases	—	—	—	0
Aircraft sales	13	25	5	43

(1)
Average lease term of re-leases contracted during the period. The average lease term for re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)
Average lease term for aircraft lease extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example, throughout 2006 and 2007, as strengthening in the commercial airline sector continued, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. During 2008, average lease terms for re-leases and extensions have decreased as compared to 2007, in reaction to the deterioration in lease rates resulting from the global economic slowdown occurring during much of 2008. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. In addition, leases of more expensive aircraft generally have longer lease terms than less expensive aircraft. The average lease term for new leases increased in 2008 due to the signing of longer-term lease contracts on new A330 aircraft, which are more expensive than new A320 aircraft, which comprised the bulk of new leases in years previous to 2008. Lease terms for owned aircraft tend to be longer than for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

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

        We require our aircraft lessees to provide us with security deposits in order to protect the value of our assets. We require all of our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease. The size of the security deposit is typically equal to two months' rent.

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re deliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the delivery condition is different from the acceptance condition, there is normally an end of lease compensation adjustment for the difference at re delivery. As of December 31, 2008, 72 of our owned aircraft lessees in respect of 160 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we typically agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have typically received compensation from prior lessees.

        In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery. All of our leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee, and also include specific provisions regarding the required condition of the aircraft upon its redelivery.

        Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the FAA, EASA or their foreign equivalent standards.

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have typically exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 63 aircraft under defaulted leases with 29 different lessees in 19 jurisdictions.

Aircraft Portfolio and Existing Lessees

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2008, we owned and managed 213 aircraft. We owned 160 aircraft and managed 53 aircraft. Of the 213 aircraft as of December 31, 2008, 203 were on operating lease and 10 were off-lease (six owned and four managed). Of the 10 aircraft off-lease, nine were subject to our regular remarketing efforts and one aircraft is intended to be disassembled or sold. As of December 31, 2008, we leased the 203 aircraft on operating leases to 75 commercial airline and cargo operator customers in 39 countries. The weighted average age of our 160 owned aircraft was 6.7 years as of December 31, 2008. We believe that we own one of the youngest aircraft fleets in the world.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2008:

			Managed portfolio
	Owned portfolio				Number of aircraft under purchase contract or letter of intent
						Total owned, Managed and ordered aircraft
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order
Airbus A300 Freighter	1	0.8%	—	—	—	1
Airbus A319	16	12.5%	—	8	—	24
Airbus A320	64	39.3%	13	39	—	116
Airbus A321	18	14.0%	1	3	—	22
Airbus A330	5	6.2%	—	28	—	33
Boeing 737NGs	18	15.3%	—	—	3	21
Boeing 737Classics	16	3.6%	30	—	1	47
Boeing 757	11	3.9%	3	—	—	14
Boeing 767	4	3.1%	2	—	2	8
MD-11 Freighter	1	0.8%	1	—	—	2
MD-83	4	0.3%	1	—	—	5
MD 82	2	0.1%	2	—	—	4

Total	160	100.0%	53	78	6	297

        In July 2008, we entered into an agreement with Airbus Freighter Conversions GmbH ("AFC") whereby AFC would convert 30 of our older Airbus A320s and A321s from passenger to freighter aircraft. Delivery of the first converted aircraft is expected to take place in 2011, with the remaining 29 aircraft scheduled for conversion between 2012 and 2015. In the future we may choose to acquire additional freighter aircraft or continue to convert some of our older A320 family passenger aircraft to freighter aircraft.

Aircraft on Order or Subject to Letters of Intent.

        We have a large number of new aircraft on order, either directly or indirectly through AerVenture, and have signed letters of intent for the purchase of a number of additional aircraft.

        In January 2006, AerVenture, placed an order with Airbus for the purchase of 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, AerVenture notified Airbus that AerVenture will not take delivery of the five aircraft subject to reconfirmation rights. As of December 31, 2008, 12 aircraft had been delivered, three aircraft were transferred to AerCap and 50 aircraft (excluding the five aircraft subject to reconfirmation rights) remain to be delivered under the agreement. As of December 31, 2008, the 50 remaining aircraft consist of eight A319 aircraft, 39 A320 aircraft and three A321 aircraft. The remaining 50 aircraft are scheduled to be delivered between 2009 through 2011. Included in the 50 aircraft are seven delivery positions which have been sold to a third party.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 wide-body aircraft. In May 2007, we added an additional ten A330-200 aircraft to this order. The delivery schedule for the 30 A330-200 aircraft order included delivery of two aircraft in 2008, eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012. As of December 31, 2008, 28 of the aircraft remained to be delivered pursuant to the agreement.

        The following table provides information regarding the letters of intent and purchase and sale agreements in place and executed as of December 31, 2008.

Aircraft type	Number of aircraft	Letter of Intent or Agreement	New/Used
Purchases
Boeing 737-800	3	Purchase Agreement	New
Boeing 737-300	1	Purchase Agreement	Used
Boeing 767-200ER	2	Letter of Intent	Used

	6

Sales
Airbus A320-200(1)	7	Sale Agreement	New

	7

(1)
The seven Airbus A320-200 aircraft are currently on order from Airbus by AerVenture.

        Although we expect to be able in each case to negotiate and agree on final documentation with respect to our letters of intent, we may not be able to do so and therefore these transactions may not in fact occur.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2008.

Lessee	Percentage of 2008 lease revenue
TUI Aviation GmbH	6.2%
Thai Airways International Public Co., Ltd	4.9%
Kingfisher Airlines Ltd.	3.9%
US Airways	3.9%
Wizz Air Hungary Ltd	3.4%
Air Berlin	2.9%
Indian Airlines Ltd.	2.9%
Bangkok Airways Co	2.7%
Asiana Airlines Inc	2.7%
British Midland Airways Ltd	2.6%
My Travel Airways PLC	2.5%
Atlas Jet	2.3%
Monarch Airlines	2.2%
Air France	2.2%
Air Astana	2.1%
TACA	2.0%
Other(1)	50.6%
Total	49.4%

    (1)
    Consists of more than 100 individual lessees. No other lessee accounted for more than 2.0% of our lease revenue in 2008.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2008.

Country	Percentage of 2008 lease revenue
United States of America	13.7%
Germany	11.1%
India	7.7%
Thailand	7.6%
United Kingdom	6.3%
Turkey	4.1%
Republic of Korea	4.0%
Canada	3.7%
Hungary	3.4%
Indonesia	3.2%
Denmark	3.0%
Brazil	2.7%
France	2.5%
Belgium	2.5%
Kazakhstan	2.1%
El Salvador	2.0%
Mexico	1.7%
Greece	1.6%
Trinidad & Tobago	1.5%
Japan	1.4%
Czech Republic	1.2%
Italy	1.2%
Tunisia	1.1%
Russia	1.1%
Pakistan	1.0%
Other(1)	8.6%
Total	100.0%

    (1)
    No other country accounted for more than 1.0% of our lease revenue in 2008.

        As of December 31, 2008, leases representing approximately 29.7% of our lease revenues in 2008 were scheduled to expire before December 31, 2011. As of December 31, 2008, of our 160 owned aircraft, 154 aircraft were on lease and had a weighted average remaining lease period per aircraft of 57.1 months and six aircraft were off-lease.

        The following table sets forth as of December 31, 2008 the number of leases that were scheduled to expire between December 31, 2008 and December 31, 2020 as a percentage of our 2008 lease revenue.

Year	Percentage of 2008 lease revenue(1)	Number of aircraft with leases expiring(2)
2009	11.1%	20
2010	10.3%	22
2011	8.3%	19
2012	11.7%	26
2013	9.2%	16
2014	13.8%	21
2015	7.0%	12
2016	5.0%	7
2017	0.7%	2
2018	0.6%	3
2019	1.4%	2
2020	0.4%	4
Total	79.5%	154

    (1)
    The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2008 (4.7%), revenue from the six off-lease aircraft (3.9%), revenue from the leasing of engines and parts (9.8%) and lease revenue from the aircraft subject to lease-in lease out transactions (2.1%).

    (2)
    On December 31, 2008, we had six owned aircraft off-lease of which five aircraft are under letters of intent for re-lease to another lessee and one is intended to be parted out in our aircraft disassembly unit. Of the 20 aircraft with leases expiring in 2009, six are currently under letters of intent for lease extension with the current lessee or re-lease to another lessee and five aircraft are intended to be parted out in our aircraft disassembly unit. The remaining nine aircraft, which represented 2.8% of the net book value of our aircraft as of December 31, 2008, are subject to our regular remarketing efforts.

Aircraft Acquisitions and Dispositions

        From January 1, 2006 to December 31, 2008, we purchased 139 aircraft and sold 110 aircraft. In addition, as of December 31, 2008, we had negotiated and entered into contracts to purchase an additional three new aircraft, entered into a purchase contract to purchase one used aircraft and have executed letters of intent to purchase an additional two aircraft. By selling our subordinated interests in securitization vehicles at two different occasions in past years, we also disposed of two large aircraft portfolios totaling 272 aircraft.

        In January 2006, we, through AerVenture, placed an order with Airbus for up to 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights, originally scheduled for delivery between 2007 and 2010. During 2008 and the first two months of 2009, AerVenture notified Airbus that AerVenture will not take delivery of the five aircraft subject to reconfirmation rights. In 2008, three delivery positions were transferred to AerCap for deliveries which took place in 2008. In addition, in 2007 AerVenture entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third party buyer. As of December 31, 2008, 50 aircraft remain to be delivered under the forward order from 2009 through 2011.

        In addition, on December 22, 2006 and May 11, 2007, we signed agreements with Airbus for the purchase of twenty and ten A330s, respectively. Of the total of 30 A330s subject to the forward orders, 28 aircraft remained to be delivered as of December 31, 2008.

        We have a portfolio management team of 18 professionals who are dedicated to sourcing, analyzing and executing aircraft and engine acquisition and disposition opportunities.

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

        Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large scale committed funding to acquire new and used aircraft, engines and parts. As of December 31, 2008, we had $3.5 billion of committed undrawn credit facilities, which are described below. This amount included $0.5 billion of an undrawn facility that allows us to purchase aircraft of up to 15 years of age. Following the closing of the aircraft securitization completed by our consolidated subsidiary, Aircraft Lease Securitisation II Limited ("ALS II") in July 2008, we now have $1 billion of committed long term financing to finance up to 30 new A320 family aircraft. We also have $2.0 billion of undrawn amounts under borrowing facilities with commercial banks, including a $1.4 billion export credit agency facility to finance new A330 aircraft which also closed in 2008.

Joint Ventures

        We expect to conduct some of our business in the future through joint ventures. Entering into joint venture arrangements allows us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the geographical and product diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        AerVenture.    In December 2005, we established AerVenture. In January 2006, LoadAir, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. Prior to March 2009, we and LoadAir each had made equity contributions of $30.0 million in AerVenture. In addition, we had provided $70.0 million to AerVenture in the form of a convertible loan note. Thirty-five million of the convertible loan note was scheduled to be repaid by AerVenture in March 2009 using proceeds from LoadAir's required capital contributions. In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. In addition, all of the directors appointed by LoadAir were automatically removed. We now control AerVenture and appoint all of its directors. In addition to the March 2009 capital contributions, LoadAir was obligated to make additional capital contributions of $10.3 million in 2010.

        To provide additional funding to us following the failure by LoadAir to fund its capital commitments, we signed a term sheet with a bank for a new financing transaction. The financing that would be provided upon closing of the transaction to which the term sheet relates would provide us with pre-delivery financing for certain A330 aircraft subject to forward purchase commitments with Airbus and funding on an owned aircraft. Under the terms of the term sheet, we would be required to purchase a new wide-body aircraft currently on order by LoadAir for which the bank previously provided pre-delivery payment financing. After we purchase the aircraft, we intend to lease it back to LoadAir. As part of this transaction, we expect to give LoadAir an option for a limited period of time to purchase up to 50 percent of the shares in AerVenture which have voting and economic rights, if it meets certain conditions. This transaction, excluding any proceeds from LoadAir, would decrease the amount by which our forward purchase commitments exceed our available cash by approximately $50 million in 2009 and $25 million in 2010.

        In January 2006, AerVenture placed an order with Airbus for up to 70 new A320 family aircraft originally scheduled for delivery between 2007 and 2010. Five of the aircraft under the forward order were subject to reconfirmation rights and AerVenture elected to forego delivery of such aircraft pursuant to such rights. As of December 31, 2008, 50 aircraft under the original order remained to be delivered in 2009 and through 2011. Included in the 50 aircraft are seven delivery positions which have been sold to a third party. To finance the aircraft forward order, AerVenture has entered into two credit facilities and a securitization. In 2007, AerVenture closed a credit facility in the total amount of $119.0 million, and subsequently increased the size of the facility to $207.5 million. The proceeds of this facility finances the pre-delivery payments on the first 30 A320 family aircraft to be delivered to AerVenture. AerVenture closed a $269.2 million credit facility to finance the pre-delivery payments for an additional 37 new A320 family aircraft, which are scheduled for delivery between November 2009 and May 2011.

        Upon delivery of aircraft under the forward order, AerVenture will be required to pay the entire remaining purchase price and repay the pre-delivery payment financing. The purchase price for the first 15 deliveries that occurred in 2007 and 2008 were financed by AerCap's $1 billion warehouse facility for 11 aircraft and by ECAs for three aircraft and one aircraft was sold. In June 2008, AerVenture's consolidated subsidiary, ALS II, closed a $1 billion aircraft securitization, which will provide long-term non-recourse funding for the first 30 new A320 family aircraft under the forward order from Airbus. Of the 11 deliveries that occurred in 2007 and 2008, which are financed in the warehouse facility, seven aircraft will be refinanced through ALS II and four aircraft will remain in the warehouse facility. In this securitization, each of the underwriting banks has committed to make advances to ALS II, subject to certain conditions, including that ALS II shall have acquired at least 15 aircraft. The 15th aircraft is scheduled to be delivered to ALS II in May 2009. The principal balance of the outstanding debt in the securitization will increase with the delivery for each aircraft.

        As a result of LoadAir's failure to make the required equity contributions as described above, we will be required to invest additional equity in AerVenture so that it will have sufficient cash available to fund the equity portion of the purchase price for its upcoming aircraft deliveries. As of March 31, 2009, AerVenture's commitments in 2009 and 2010 under its forward purchase commitments exceeded the amounts available to it under its committed borrowing facilities by $57.6 million and $82.1 million, respectively. These amounts are included in the $174.5 million and $248.6 million for 2009 and 2010, respectively, by which AerCap's commitments in 2009 and 2010 to make pre-delivery and final delivery payments under its forward purchase commitments exceed the amounts available under its committed borrowing facilities which are described elsewhere in this annual report on Form 20-F. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        With respect to the seven delivery positions that have been sold by AerVenture to a third party, sales recognition for financial reporting purposes has been deferred until delivery of each aircraft. For consistency with the accounting treatment for these sales, we will continue to include these seven positions as aircraft under order until the third party has fulfilled its obligations and taken delivery of these aircraft, which is expected to occur in the second and fourth quarters of 2009.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company and affiliates of Calyon establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. The registered capital of AerDragon was increased to $90.0 million in 2008. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier to occur of either July 1, 2009, or the occurrence of specified events, such as AerDragon developing the expertise to manage its own aircraft. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2008, we do not consolidate AerDragon's financial results in our financial statements. AerDragon acquired its first aircraft, an Airbus A320 aircraft in February 2007. This aircraft was acquired from us. In October 2007, AerDragon acquired its second A320 aircraft directly from us and we guaranteed the performance of AerDragon under debt secured by the purchased aircraft. In December 2007, AerDragon signed a forward order agreement with Airbus for the delivery of 12 A320 family aircraft. The forward order with Airbus was increased by one aircraft in 2008 and now totals 13 aircraft.

        Annabel and Bella.    In 2005, we signed a joint venture agreement with Deucalion Capital Limited to form the Annabel joint venture in which we held a 27% equity interest. Annabel purchased a used A340 aircraft in 2005. The aircraft was on lease to Sri Lanka Airlines through 2015. The Annabel investment was sold in 2008. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we held a 50% equity interest. Bella purchased two used Airbus A330-322 aircraft in April 2006, one of which is on lease through 2009 and one of which is on lease through 2013. In 2008 we acquired the remaining 50% of Bella from Deucalion. Accordingly, following such purchase, Bella became a fully owned subsidiary of AerCap.

        AerCap Partners.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired are leased back to TUI Travel for varying terms. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2012 and for the second tranche is April 2015, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners. We consolidate AerCap Partner's financial results in our financial statements.

Relationship with Airbus

        We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when Daimler AG (formerly known as Daimler-Benz AG and DaimlerChrysler AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., an 80% shareholder of Airbus, was one of our founding shareholders. In the last 10 years, we, directly or through our joint ventures, have contracted to purchase over 110 new commercial jet aircraft from Airbus and 31 used aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2008, we had aircraft management and administration service contracts with nine parties covering over 300 aircraft (including the aircraft on order by AerVenture), two of which accounted for 84% of our aircraft services revenue in 2008. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

  •
  providing market research.

        We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance based fees related to the managed aircrafts' lease revenues or sale proceeds, or specific upside sharing arrangements.

        We provide cash management and administrative services to securitization vehicles and joint ventures. As of December 31, 2008, we had four cash management agreements with clients holding an aggregate of 227 aircraft in their portfolios and seven administrative agency agreements with clients holding an aggregate of 308 aircraft in their portfolios. Cash management services consist of treasury services such as the financing, refinancing, hedging and on going cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

Engine and Parts

Overview

        On April 26, 2006, we acquired all of the share capital of AeroTurbine. AeroTurbine was established in 1997 and is engaged in engine trading and leasing and the disassembly of airframes and engines for the sale of their component parts to the global aviation industry. We acquired AeroTurbine to:

  •
  implement our strategy of profitably managing aircraft throughout their lifecycle,

  •
  diversify our investments in aviation assets,

  •
  obtain a more significant presence in the market for older aircraft equipment; and

  •
  take advantage of its broad customer base.

        In 2008, we successfully completed our planned management transition at AeroTurbine.

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

        Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition and maintenance professionals is composed of 36 licensed aircraft and engine mechanics, 14 licensed inspectors and 16 aircraft maintenance record specialists who track and document the maintenance history of each engine and airframe that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 327 engines, generating revenues in excess of $306 million.

        We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. We have a $328 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. As of December 31, 2008, we had $134 million of funds available under our revolving facility.

Engine Portfolio

        We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of December 31, 2008, we owned 71 engines, had two new engines on order and executed letters of intent to purchase an additional two engines. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of December 31, 2008, 56 of our 75 engines were CFM56 series engines manufactured by CFM International.

        We expect to expand and further diversify our engine portfolio in the future through engine acquisitions and aircraft disassemblies. As our aircraft portfolio ages, and specific aircraft become suitable for disassembly, we intend to disassemble such aircraft and remove high demand engines for addition to our engine portfolio, while the remaining airframes and engines will be disassembled for sale of their component parts. We also have the ability to perform limited MRO services on CFM56 series engines, which comprise most of the engines in our engine portfolio.

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

        We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulic and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. We have disassembled 70 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Airbus A320 and A340 family aircraft. Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

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

        Prior to the acquisition of our facility in Goodyear, Arizona, we outsourced the physical disassembly of our airframes into parts, but sold the airframe parts ourselves.

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

        Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of December 31, 2008, we had 49 engines on lease to 33 customers located in 18 countries.

        We generally receive a fixed rental payment for our leased engines plus a variable rental payment based on the use of the engine. We typically receive monthly rent for our engines in advance, and additional rent for actual engine operation in arrears to compensate us for the anticipated future maintenance costs of such engines. Our engine lessees generally provide us with a security deposit in the amount of two months' rent, in addition to which we receive the first month's rental payment in advance.

        On a few occasions, our engine lessees have experienced financial difficulties, requiring us to terminate or restructure our engine leases with the lessee. Over the past ten years, we have only had to resort to legal action for the repossession of engines with two of our lease customers.

Airframe MRO Capability

        On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona, acquired certain assets and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance, limited powerplant repair to engine and line components, which includes starters, generators, hydraulic pumps, and quick engine changes installation. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four wide-body aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 120 aircraft with approximately 85 on site at the close of 2008. This transaction was primarily made to reduce our cost of aircraft disassembly, support the expansion of our airframe parts distribution and airframe MRO business. In 2008, we disassembled three customer aircraft and six AeroTurbine aircraft. We also performed heavy airframe maintenance on five AerCap aircraft (three Boeing 737s, a Boeing 767 and an MD11 aircraft). During the same period, customer heavy airframe maintenance aircraft have included three Boeing 737s, two MD80s and one Boeing 757.

        After completing a strategic review of its Engine Maintenance & Overhaul business unit segment in 2008, AeroTurbine, Inc. reduced the operations of its engine performance restoration line. AeroTurbine will maintain current field service, accessories/line replaceable units (LRU) and light engine maintenance capabilities in support of its engine leasing business. As a result, AeroTurbine reduced its workforce at the Miami, Florida location by approximately 50 positions.

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

        On June 26, 2008, our consolidated subsidiary ALS II closed a $1 billion aircraft securitization. The securitization will provide long-term non-recourse funding for 30 new A320 family aircraft which are part of the 70 aircraft order placed by AerVenture. In this securitization, each of the underwriting banks has committed to make advances to ALS II. The proceeds received by ALS II from the advances and the issuances of certain additional notes, will be used by ALS II to acquire the 30 aircraft which will be leased to customers of AerCap and AerVenture and to pay certain transaction expenses.

        On January 5, 2009, we signed a facility agreement with Calyon S.A. and other banks and financial institutions, which contained the negotiated terms pursuant to which the ECA have agreed to provide guarantees on up to $1.4 billion of financing. This represents a significant portion of the remaining financing needed for the Airbus A330 order delivering between 2009 and 2012. The ECA consist of Coface in France, Export Credits Guarantee Department in the United Kingdom, and Euler-Hermes in Germany. The loans are to be provided by a syndicate of banks led by Calyon acting as Global Arranger and are subject to customary Export Credit Agency requirements.

        In February 2009, we entered into a $86.3 million facility with a European financial institution to finance the pre-delivery payments in connection with the delivery of three A330 aircraft pursuant to a purchase agreement signed with Airbus in December 2006, and amended in May 2007.

        In March 2009, AerVenture closed a $846.0 million export credit facility with a syndicate of commercial banks led by Calyon S.A. to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA. Currently no aircraft have been financed under this facility.

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2008 were AerCap B.V., AeroTurbine Inc., AerCap Ireland Ltd., Sunflower Aircraft Leasing Ltd., AerCap Aircraft Leasing XXX B.V., AerCap Dutch Aircraft Leasing I B.V. and AerCap Partners I Ltd. AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2006	December 31, 2007	December 31, 2008
Amsterdam, The Netherlands	71	88	87
Shannon, Ireland	37	42	44
Fort Lauderdale, FL	13	16	17
Miami, FL(1)	163	172	128
Goodyear, AZ(1)	67	75	83
Other(2)	—	9	23

Total	351	402	382

(1)
Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006.

(2)
We lease small offices in Shanghai (China), Irvine (TX), Brighton (UK) and Singapore.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although under Netherlands law we are required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must take into account the interests of the company and its shareholders.

Organizational Structure

        AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in six main operating companies, most of which in turn own special purpose entities which hold our aircraft and engine assets. AerCap Holdings N.V. and subsidiaries employ 382 people and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our economic interests in AerCap Partners (19 aircraft) and AerVenture (11 aircraft with 50 aircraft on order) which in turn holds the economic interests in AerFunding (11 aircraft). The six principal operating subsidiaries, their share ownership and the identity of their significant asset owning subsidiaries is detailed below.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands,. and through its special purpose subsidiaries, owns the economic interests in 39 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services, B.V. is located in Amsterdam, The Netherlands and had 55 employees as of December 31, 2008. AerCap

Group Services B.V. does not own significant assets, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerData B.V. is owned 51% by AerCap Holdings N.V. and 49% by senior management of AerData B.V. AerData B.V. was established in 2007 to provide aviation lease management software IT services to the AerCap group of companies and third parties. AerData B.V. had 15 employees as of December 31, 2008.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and holds our economic interests in Aircraft Lease Securitisation Limited ("ALS I"), which owns 62 aircraft. In addition, AerCap Ireland Limited owns 19 aircraft directly or through single aircraft owning special purpose entities. AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon (2 aircraft). AerCap Ireland Limited had 44 employees as of December 31, 2008.

        AerCap, Inc. is owned 100% by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had 17 employees as of December 31, 2008 and provides a range of services to other asset owning companies in the AerCap group of companies. AerCap, Inc. and its wholly owned subsidiaries (excluding AeroTurbine, Inc.) are the lessees under four lease-in, lease-out transactions and own one aircraft. AerCap, Inc. owns 100% of the share capital of AeroTurbine, Inc.

        AeroTurbine, Inc is owned 100% by AerCap, Inc. AeroTurbine, Inc. is located in Miami, Florida, has a facility in Goodyear, Arizona and employed 211 people as of December 31, 2008. AeroTurbine, Inc. owns 61 engines, six aircraft which are designated for disassembly and part-out and an inventory of aircraft and engine parts for sale.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GE Commercial Aviation Service and International Lease Finance Corporation, have significantly larger and more diversified aircraft portfolios and greater access to financing than we do. As of December 2008, GE Commercial Aviation Service and International Lease Finance Corporation together, according to Airclaims Client Aviation System Enquiry Database, represent approximately 44% of the operating lease market and 24% of the orders from Boeing and Airbus held by operating lessors.

        The engine leasing industry is fragmented and is also highly competitive. The engine leasing industry is generally divided into two principal competitive segments: short-term engine lessors that focus on providing temporary spare engine support while a customer's engine requires off-site MRO (typical 60 to 90 day lease periods) and long-term engine lessors that focus on providing spare or primary engines to operators as an alternative to ownership of the engine by the lessee (typical lease periods of over one year). Though we are much more active in the short-term engine leasing segment, we compete in both lease segments. The engine leasing market is primarily comprised of seven major engine leasing companies, including ourselves. We believe we are a strong competitor, particularly in the short-term engine leasing segment, due to our rapid response in-house MRO capabilities; however, some of our competitors such as GE Engine Leasing, Shannon Engine Support, Engine Lease Finance, Pratt & Whitney Engine Leasing LLC, Rolls Royce and Partners Finance and Willis Lease Finance, have significantly larger and more diversified engine portfolios and greater access to financing than we

do. We also encounter competition from airlines, financial institutions, engine brokers, consignment agencies and special purpose entities with investment objectives similar to ours.

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

Facilities

        In April 2008, we relocated to a 37,000 square foot office facility in Amsterdam, the Netherlands. The new office has been contracted under a five-year lease which commenced on April 1, 2008. We also lease a 31,000 square foot facility in Shannon, Ireland. We lease our Shannon facility under a 20-year lease which began January 26, 2000 and have an option to terminate after ten years. In addition, we lease an 8,000 square foot facility in Fort Lauderdale, Florida under a ten-year lease which began in February 1999.

        We also have a ten-year lease, which began on January 1, 2004, for a 150,000 square foot complex located near the Miami International Airport that we use as an office and warehouse. We lease our Goodyear facility, which includes a 226,000 square foot hangar and substantial additional space for outdoor storage of our aircraft, pursuant to a long-term lease that expires in 2026.

        In addition to the above facilities, we also lease small offices in Irvine (Texas), Shanghai (China) and Brighton (U.K) and Singapore.

Trademarks

        We have registered the "AerCap" name with WIPO International (Madrid) Registry and the Benelux Merkenbureau. The "AerCap" trademark and the AeroTurbine name have been registered with the United States Patent and Trademark Office.

Litigation

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

VASP Litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the

Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP has applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of its assets in Brazil. We have opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications. In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP has appealed this decision. In December 2008, we filed with the English court an application for default judgment for loss of profits plus accrued interest under seven lease agreements. On March 16, 2009 we obtained a default judgment in which we have been awarded a claim of approximately $40.0 million for loss of profit plus accrued interest under seven lease agreements. In order to obtain this award, we will need to begin enforcement proceedings in Brazil against VASP, which is currently in bankruptcy. We cannot assure you as to the outcome of this claim.

        Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provision for this litigation.

Swedish tax dispute

        In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court issued a ruling in our favor which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities filed an appeal against this ruling with the Administrative Court of Appeal in Sweden. In December 2008 the Administrative Court of Appeal decided in our favor, and since the Swedish tax authorities did not file an appeal against this decision before February 19, 2009, the decision by the Administrative Court of Appeal has now gained legal force and the case is closed.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

        You should read this discussion in conjunction with our audited consolidated financial statements and the related notes included in this annual report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or US GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See "Item 3. Key Information—Risk Factors" and "Special Note About Forward Looking Statements".

Overview

        Net income for the full year 2008 was $151.8 million. Net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation was $197.8 million, down 6% as compared to $210.6 million in 2007. The after-tax charge relating to the mark-to-market of our interest rate caps was $39.6 million and the after-tax charge from share based compensation was $6.4 million. The decrease in net income excluding the non-cash charges was driven primarily by the impact from airline defaults which occurred in 2008, inventory impairments, lower gains from sales and lower other revenue. However, net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps, was $359.6 million for full year 2008, up 19% as compared to 2007. This measure reflects the increase in our leasing income. Total basic and fully diluted earnings per share for the full year 2008 were $1.79. Total basic and fully diluted earnings per share excluding non-cash charges relating to mark-to-market of interest rate caps of $0.46 per share and share based compensation of $0.08 per share were $2.33. The number of outstanding shares is currently 85.0 million.

Major Developments in 2008

        During 2008 major developments included:

  •
  We signed a facility agreement with Calyon S.A. and other banks and financial institutions, detailing the terms pursuant to which the ECA have agreed to provide guarantees of up to $1.4 billion of financing. This represents a significant portion of the remaining financing needed for our Airbus A330 order scheduled delivery between 2009 and 2012. The ECA consist of Coface in France, Export Credits Department in the United Kingdom, and Euler-Hermes in Germany. The loans are to be provided by a syndicate of banks led by Calyon acting as global arranger and are subject to customary ECA requirements.

  •
  We closed a $1.0 billion aircraft securitization through ALS II that provides long-term, non-recourse funding for 30 new A320 family aircraft. These aircraft are part of a 70-aircraft order placed by AerVenture.

  •
  We acquired a 19-aircraft portfolio from TUI Travel in a joint venture with Deucalion Aviation Funds. This portfolio contains 11 next generation Boeing 737-800s, six Boeing B757-200s and two Boeing B767-300ERs. The portfolio was financed through a $425.7 million debt facility provided by DVB Bank and $62.8 million of subordinated debt provided by Deucalion Aviation Funds.

  •
  AerVenture closed a $269.2 million credit facility with HSH Nordbank AG to finance the pre-delivery payments for 37 new A320 family aircraft under forward order from Airbus, scheduled for delivery between November 2009 and May 2011.

  •
  We closed a $100 million engine acquisition facility.

  •
  We increased our pre-delivery payment funding facility by $68.4 million. This facility was arranged by Citigroup Inc. and is to be used to finance the pre-delivery payments relating to A330 aircraft under forward order with Airbus, scheduled for delivery between January and April 2010.

Recent Developments

  •
  In February 2009, we entered into a $86.3 million facility with a European financial institution to finance the pre-delivery payments in connection with the delivery of three A330 aircraft pursuant to a purchase agreement signed with Airbus in December 2006.

  •
  In March 2009, AerVenture signed a $846.0 million export credit facility with a syndicate of commercial banks led by Calyon S.A. to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA. No aircraft have yet been financed under this facility.

  •
  In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. AerVenture is now a wholly-owned subsidiary. As a result of LoadAir's failure to make the required equity contributions, we will be required to invest additional equity in AerVenture so that it will have sufficient cash available to fund the equity portion of the purchase price for its upcoming aircraft deliveries. To provide additional funding to us following the failure by LoadAir to fund its capital commitments, we signed a term sheet with a bank for a new financing transaction. The financing that would be provided upon closing of the transaction to which the term sheet relates would provide us with pre-delivery financing for certain A330 aircraft subject to forward purchase commitments with Airbus and funding on an owned aircraft. Under the terms of the term sheet, we would be required to purchase a new wide-body aircraft currently on order by LoadAir for which the bank previously provided pre-delivery payment financing. After we purchase the aircraft, we intend to lease it back to LoadAir. As part of this transaction, we expect to give LoadAir an option for a limited period of time to purchase up to 50 percent of the shares in AerVenture which have voting and economic rights, if it meets certain conditions. This transaction, excluding any proceeds from LoadAir, would decrease the amount by which our forward purchase commitments exceed our available cash by approximately $50 million in 2009 and $25 million in 2010.

Liquidity and Access to Capital

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. In prior years, we have achieved positive consolidated cash flow from operations. We have substantial commitments to purchase aircraft under forward order contracts, including through AerVenture. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2009, our commitments in 2009 and 2010 to make pre-delivery and final delivery payments under our forward purchase commitments exceeded the amounts available under our committed borrowing facilities by $174.5 million and $248.6 million, respectively.

        Due to the current ongoing global recession and financial crisis, there has been a significant decrease in the amount of capital available to finance the purchase of aviation assets, including pre-delivery payments on forward purchase commitments, which has made it more challenging and expensive for us to obtain new credit. We have historically relied on sales of aircraft as an integral part of our liquidity strategy in order to meet cash requirements for our operations and committed capital expenditures. As a consequence of the current global recession and financial crisis and the corresponding decrease in capital available to finance the purchase of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft.

        We have also historically generated cash flows by selling equity interests in our aircraft owning subsidiaries and by forming joint ventures. One joint venture, AerVenture, was created in 2005 and LoadAir purchased a 50% equity interest in it in 2006. Under the AerVenture joint venture agreement, LoadAir was required to make $80.0 million in additional capital contributions to AerVenture in March 2009, which it failed to make. As a result of LoadAir's failure to make the required equity contributions, we will be required to invest additional equity in AerVenture so that it will have sufficient cash available to fund the equity portion of the purchase price for its upcoming aircraft deliveries. As a result of the additional equity contributions we are now required to make to AerVenture, we will have less cash available to us to fund our other obligations and our liquidity will be materially and adversely affected.

        In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described below under "—Liquidity and Capital Resources."

Non Cash Charge for Share based Compensation

        The non cash charge for share based compensation, net of tax, was $6.4 million for the full year 2008. The charge relates to restricted shares and share options in entities that own a substantial percentage of our shares and which are held by members of our senior management, independent directors and a consultant and share options in AerCap Holdings N.V. which are held by members of our senior management. The charge did not reduce our net equity.

Non Cash Charge for Mark-to-market of Interest Rate Caps

        The non cash charge for mark-to-market of interest rate caps, net of tax and minority interest, was $39.6 million for the full year 2008. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under US GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Aviation Assets

        Our total assets and owned portfolio continue to grow. We acquired $1.5 billion of aviation assets including 58 aircraft and 25 engines in 2008. Total assets were $5.4 billion at December 31, 2008. Total assets increased 23% during 2008 which was driven by the acquisition of aviation assets. The increase in flight equipment was the result of a net increase of 32 owned aircraft in our portfolio. The number of aircraft in our portfolio was 297 as of December 31, 2008, consisting of 160 owned aircraft, 53 managed aircraft, 78 aircraft in our order book, four aircraft subject to purchase contract and two aircraft under letter of intent. The number of aircraft decreased by 21 units from 318 since the end of 2007. The decline in aircraft was largely driven by the sale/termination of managed aircraft. The number of engines owned or on contract was 75, an increase of six engines from 69 engines owned at the end of 2007.

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

  •
  the recognition of non-cash share based compensation expense related to the issuance of restricted stock and stock options to our employees and our non-executive directors by the Cerberus Funds which controlled 100% of our stock at the time of the 2005 Acquisition and the issuance by the Company of stock options to our employees; and

  •
  interest rates which affect our aircraft lease revenues, our interest on debt expense and the market value of our interest rate derivatives.

Factors Affecting the Comparability of Our Results

Our Acquisition by Cerberus

        On June 30, 2005, AerCap Holdings C.V., a Netherlands partnership owned by Cerberus acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. In accordance with FAS 141, Business Combinations, we allocated the purchase consideration to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $1.4 billion was less than the $1.9 billion combined carrying value of the liabilities and the equity purchased by Cerberus, the purchase price allocation resulted in lower carrying values for our assets after the 2005 Acquisition. The carrying values of our assets and liabilities influence our results of operations and, accordingly, the net decrease in asset carrying values, which resulted from the 2005 Acquisition, has resulted in improved operating performance. The material impacts on our consolidated income statement of the 2005 Acquisition relate to purchase accounting adjustments in our assets which are reflected in lower depreciation expense and lower cost of goods sold due to reduced net book values, and in lower interest on debt expense. Other than the corresponding effect on income from continuing operations before provision for income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement.

AeroTurbine Acquisition

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. In accordance with FAS 141, Business Combinations, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration was greater than the combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets and goodwill of $6.8 million at the date of the AeroTurbine Acquisition. The inclusion of AeroTurbine in our consolidated results has increased our lease and sales revenue and cost of goods sold through the addition of $317.5 million and $345.1 million of combined flight equipment and inventory in our December 31, 2007 and December 31, 2008 consolidated balance sheets, respectively. In addition, the interest on AeroTurbine's debt has increased our consolidated interest expense and the inclusion of AeroTurbine's operations has increased our selling, general and administrative expenses. More specifically, for the year ended December 31, 2006, we recognized $62.4 million of non cash, share based compensation, net of taxes, in our consolidated selling, general and administrative expenses related to restricted shares granted in connection with the AeroTurbine Acquisition.

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

Stock Compensation Expenses

        Our financial results for the year ended December 31, 2006 include a charge of $68.3 million, net of tax of $10.3 million for non-cash, share based compensation expense related to the vesting of options and restricted stock previously granted or sold by the Cerberus Funds to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management, our non-executive directors and one consultant primarily in connection with the 2005 Acquisition. While we continue to recognize some additional non-cash, share based compensation in connection with these restricted stock and options, as well as options issued in 2007 and 2008 by AerCap Holdings N.V., future charges are not expected to be of a similar magnitude as those recognized in 2006. Our financial results for the year ended December 31, 2008 include a charge for share based compensation of $7.5 million ($6.4 million net of tax).

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

Lease Revenue Recognition

        We lease flight equipment principally under operating leases and report rental income on a straight-line basis over the life of the lease as it is earned. Virtually all of our lease contracts require payment in advance. Rents collected in advance of when they are earned are recorded as deferred revenue on our balance sheet and recorded as lease revenue as they are earned. Provisions for doubtful notes and accounts receivables are recorded in the income statement when rentals become past-due and the rentals exceed security deposits held, except where it is anticipated that the lease will end in repossession and then provisions are made regardless of the level of security deposits. Our management monitors the status of customers and the collectability of their receivables based on factors such as the customer's credit worthiness, payment performance, financial condition and requests for modifications of lease terms and conditions. Customers for whom collectability is not reasonably assured are placed on non-accrual status and revenue is recorded on a cash basis. When our management deems the collectability to be reasonably assured, based on the above factors, the customer is removed from non-accrual status and revenue is recognized on an accrual basis. As described below, revenue from supplemental maintenance rent is recognized when we no longer expect to reimburse maintenance rent to lessees.

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

        Intangibles assets related to customer relationships are amortized over ten years, which is the length of time that we expect to benefit from existing customer relationships. The amortization in each year is based on the anticipated sales in each year which benefit from such relationships. Our FAA certificate is amortized straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates.

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

        In accordance with FAS 142, Goodwill and Other Intangible Assets, we evaluate any goodwill and indefinite lived intangible assets for impairment at the reporting unit level each year and upon the occurrence of events or circumstances that indicate that the asset may be impaired. We determine the fair value of our reporting units using discounted cash flow and earnings multiples approaches. When our valuation suggests that the fair value of our reporting unit is less than our net equity, we determine the amount of implied goodwill by allocating the fair value of the reporting unit to our assets and liabilities as we would in purchase accounting and adjust our goodwill to its implied value through an impairment entry. If we fail to meet our forecasted future cash flows or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting unit may be adversely affected, resulting in impairment charges.

Allocation of Purchase Price to Acquired Assets

        We account for business combinations in accordance with FAS 141, Business Combinations. We apply the purchase price of all acquisitions to the fair value of acquired assets and liabilities, including identifiable intangible assets and liabilities. To determine fair value, we utilize a combination of third party appraisers, our own recent experience in the market place and discounted cash flow analyses. Our discounted cash flow analyses require us to make estimates and assumptions of the future use of these assets and their impact on our financial position. We apply a discount rate to each different asset or liability based on prevailing interest rates and the underlying credit of the obligor.

Accrued Maintenance Liability

        In all of our leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. Up to 2008, we did not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. In 2008, we changed the methodology we employ to estimate of the amount of maintenance rent we expect to reimburse lessees. The change in estimate arose from the implementation of a new model used to forecast future maintenance reimbursements.

        We record as revenue all maintenance rent receipts not expected to be repaid to lessees. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we make a payment to the lessee to help compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

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

Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. Consolidated entities include certain joint ventures such as our AerVenture and AerCap Partners joint ventures, our aircraft lease securitization vehicles, and our AerFunding financing vehicle, but exclude AerDragon. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

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

In the year ended December 31, 2008, 16.7% of our lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft or engine utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft or engine at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

  •
  the contracted lease rate, which is highly dependent on the age, condition and type of the leased equipment;

  •
  for leases with rates tied to floating interest rates, interest rates during the term of the lease;

  •
  the number, type, condition and age of flight equipment subject to lease contracts;

  •
  the lessee's performance of their lease obligations; and

  •
  the amount of end-of-lease compensation payments we receive and the amount of accrued maintenance liabilities released to revenue during and at the end of a lease.

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

        We operate our business on a global basis. As of December 31, 2008, we had 160 owned aircraft on lease to 56 customers in 34 countries, with no lessee accounting for more than 10% of lease revenue for the year ended December 31, 2008. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Asia/Pacific	43%	33%	28%
Europe	35	39	42
North America/ Caribbean	15	17	18
Latin America	7	10	10
Africa/Middle East	—	1	2

Total	100%	100%	100%

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

Management Fee Revenue.

        We generate management fee revenue through a variety of management services that we provide to non-consolidated aircraft securitization vehicles and joint ventures and third party owners of aircraft. Our management services include leasing and remarketing services, cash management and treasury services, technical advisory services and accounting and administrative services. We currently generate almost three quarters of our management fee income from services we provide to two securitization vehicles, Airplanes Group and AerCo. Since ALS I's results are consolidated in our financial statements, we do not generate any accounting revenue from the services we provide to it.

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

Other Revenue.

        Our other revenue includes net gains or losses we generate from the sale of aircraft related investments, and reversals of provisions on such investments such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings. The amount of other revenue recognized in any period is influenced by the number of saleable financial instruments we hold, the credit profile of the obligor and the demand for such investments in the market at the time. Since there is limited or no market liquidity for some of the securities we receive in connection with lease restructurings, making the securities difficult to value, and because many of the issuers of the securities are in a distressed financial condition, we may experience volatility in our revenues when we sell our aircraft related investments due to significant changes in their value.

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

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and the leases on the remaining four aircraft at December 31, 2008 expire between 2010 and 2014. As described in Note 15 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. This amount is amortized monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

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

Selling, General and Administrative Expenses.

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries benefits, charges for share based compensation, professional and advisory costs and office and travel expenses as summarized in Note 20 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and minority interests and our taxable income. Our effective tax rate has varied significantly year to year from 2006 to 2008. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and minority interests and taxable income.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

	Year ended December 31, 2007	Year ended December 31, 2008
	(US dollars in millions)
Revenues
Lease revenue	$554.2	$605.3
Sales revenue	558.3	616.6
Management fee revenue	14.3	11.7
Interest revenue	29.7	18.5
Other revenue	20.0	4.2

Total revenues	1,176.5	1,256.3
Expenses
Depreciation	141.1	169.4
Asset Impairment	—	18.8
Cost of goods sold	432.2	506.3
Interest on debt	234.8	219.2
Operating lease in costs	20.2	14.5
Leasing expenses	18.8	55.6
Provision for doubtful notes and accounts receivable	0.7	3.7
Selling, general and administrative expenses	116.3	128.3

Total expenses	964.1	1,115.8
Income from continuing operations before income taxes and minority interest	212.4	140.5
Provision for income taxes	(25.1)	0.4
Minority interest net of taxes	1.2	10.9

Net income	$188.5	$151.8

        Revenues.    Our total revenues increased by $79.8 million, or 6.8%, to $1,256.3 million in the year ended December 31, 2008 from $1,176.5 million in the year ended December 31, 2007. In the year ended December 31, 2008, we generated $1,069.8 million of revenue in our aircraft segment and $186.4 million of revenue in our engine and parts segment, and, in the year ended December 31, 2007, we generated $980.0 million of revenue in our aircraft segment and $196.5 million in our engine and parts segment. The principal categories of our revenue and their variances were:

	Year ended December 31, 2007	Year ended December 31, 2008	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue
Basic rents	$494.2	$520.8	$26.6	5.4%
Maintenance rents and end of lease compensation	$60.0	$84.5	$24.5	40.8%
Sales revenue	558.3	616.6	58.3	10.4%
Management fee revenue	14.3	11.7	(2.6)	(18.2)%
Interest revenue	29.7	18.5	(11.2)	(37.7)%
Other revenue	20.0	4.2	(15.8)	(79.0)%

Total	$1,176.5	$1,256.3	$79.8	6.8%

        Basic rents increased by $26.6 million, or 5.4%, to $520.8 million in the year ended December 31, 2008 from $494.2 million in the year ended December 31, 2007. The increase in basic rents was attributable primarily to:

  •
  the acquisition between January 1, 2007 and December 31, 2008 of 98 aircraft for leasing with an aggregate net book value of $2.3 billion at the date of acquisition, partially offset by the sale of 50 aircraft, during the same period, with an aggregate net book value of $0.9 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $44.1 million increase in basic rents; and

  •
  an increase of $9.0 million in basic rents resulting from the increase in our engine lease activities;

    partially offset by

  •
  a decrease in payments from leases with lease rates tied to floating interest rates in the year ended December 31, 2008 due to decreases in market interest rates, which resulted in a $14.3 million decrease in basic rents; and

  •
  a decrease in basic rents of $12.2 million in the year ended December 31, 2008 as a result of airline defaults.

        Maintenance rents and end-of-lease compensation increased by $24.5 million, or 40.8%, to $84.5 million in the year ended December 31, 2008 from $60.0 million in the year ended December 31, 2007. The increase in maintenance rents is attributable, in part, to a change in the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate is due to the implementation of a new model used to forecast future maintenance reimbursements, which was implemented on July 1, 2008. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees. In the six month period between July 1, 2008 and December 31, 2008, AerCap recorded $20.8 million as maintenance revenue as a result of the change in estimate. Of the $20.8 million, $12.9 million was recorded on July 1, 2008 as a cumulative adjustment relating to all prior periods and $7.8 million was recognized in relation to maintenance rents collected from lessees during the six months between July 1, 2008 and December 31, 2008. The remaining increase was largely due to the termination of leases due to airline defaults which resulted in the recording of maintenance rents.

        Sales revenue increased by $58.3 million, or 10.4%, to $616.6 million in the year ended December 31, 2008 from $558.3 million in the year ended December 31, 2007. The increase in sales revenue is mainly a result of the mix of aircraft types sold. In the year ended December 31, 2008, we sold three A330 aircraft, three A321 aircraft, eight A320 aircraft, two Boeing 737 aircraft, one MD83 aircraft, six MD82 aircraft, one DC8 aircraft and two Fokker 100 aircraft, whereas in the year ended December 31, 2007, we sold four A330 aircraft, two A321 aircraft, one A300 aircraft, two Boeing 737 aircraft, one Boeing 767 aircraft, one Boeing 757 aircraft, one MD87 aircraft, one DHC8 aircraft and ten Fokker 100 aircraft.

        Management fee revenue decreased by $2.6 million, or 18.2%, to $11.7 million in the year ended December 31, 2008 from $14.3 million in the year ended December 31, 2007. The decrease in management fee revenue was attributable primarily to the expiry of a management fee agreement when we sold the last remaining aircraft under management on behalf of the aircraft owner.

        Interest revenue decreased by $11.2 million, or 37.7%, to $18.5 million in the year ended December 31, 2008 from $29.7 million in the year ended December 31, 2007. The decrease was mainly caused by (i) the loss of interest income from a subordinated investment in an aircraft securitization (AerCo) which ceased paying interest on such subordinated investment in the first quarter of 2007, (ii) the elimination of a fair value adjustment which was amortizing to interest income when we extinguished the underlying guarantee liability at a discount to its carrying value, and (iii) a decrease in deposit rates of interest.

        Other revenue decreased by $15.8 million, or 79.0%, to $4.2 million in the year ended December 31, 2008 from $20.0 million in the year ended December 31, 2007. In the year ended December 31, 2008, we sold an A340 aircraft held in a joint venture which was 27% owned. The sale resulted in other revenue of $3.2 million. The remaining $1.0 million of other revenue recognized in the year ended December 31, 2008 was related to the recovery of bankruptcy claims. In the year ended December 31, 2007, we recognized a gain of $10.7 million when we extinguished a guarantee liability in relation to the purchase of a portfolio of nine aircraft and three engines and a gain of $9.1 million upon the sale of the rights associated with a claim from a lessee.

        Depreciation.    Depreciation increased by $28.3 million, or 20.0%, to $169.4 million in the year ended December 31, 2008 from $141.1 million in the year ended December 31, 2007 due primarily to the acquisition of 98 new aircraft between January 1, 2007 and December 31, 2008 with a book value at the time of the acquisition of $2.3 billion. The increase was partially offset by the sale of 50 aircraft during the same period with a book value at the time of sale of $0.9 billion.

        Asset impairment.    Asset impairment was $18.8 million in the year ended December 31, 2008. Asset impairment was caused primarily by the decrease in fair values of inventory parts, older fuel-inefficient aircraft and engines. In the year ended December 31, 2008 we impaired four MD82 aircraft, six engines which were off-lease and our parts inventory.

        Cost of Goods Sold.    Cost of goods sold increased by $74.2 million, or 17.2%, to $506.3 million in the year ended December 31, 2008 from $432.1 million in the year ended December 31, 2007. The increase in cost of goods sold is mainly a result of the mix of aircraft types sold described above.

        Interest on Debt.    Our interest on debt decreased by $15.6 million, or 6.6%, to $219.2 million in the year ended December 31, 2008 from $234.8 million in the year ended December 31, 2007. The majority of the decrease in interest on debt was caused by:

  •
  a $27.4 million non-recurring expense in the year ended December 31, 2007, related to the write-off of unamortized debt issuance costs at the time of the ALS I refinancing; and

  •
  a decrease in our average costs of debt by 2.1 percentage points to 4.6% in the year ended December 31, 2008 from 6.7% in the year ended December 31, 2007. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $58.3 million decrease in our interest on debt. Our average cost of debt for the year ended December 31, 2008 includes a credit of $2.8 million resulting from the discounted purchase of ALS I securitized bonds;

    partially offset by

  •
  an increase in the average outstanding debt balance to $3.3 billion in the year ended December 31, 2008 from $2.8 billion in the year ended December 31, 2007, resulting in a $25.6 million increase in our interest on debt; and

  •
  a $43.8 million increase in the recognition of non cash mark-to-market charges on derivatives to $58.2 million in the year ended December 31, 2008 from $14.4 million in the year ended December 31, 2007.

        Other Operating Expenses.    Our other operating expenses increased by $34.1 million, or 85.9%, to $73.8 million in the year ended December 31, 2008 from $39.7 million in the year ended December 31, 2007. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease in costs	$20.2	$14.5	(5.7)	(28.2)%
Leasing expenses	18.8	55.6	36.8	195.7%
Provision for doubtful notes and accounts receivable	0.7	3.7	3.0	428.6%

Total	$39.7	$73.8	34.1	85.9%

        Our operating lease in costs decreased primarily due to the purchase of four aircraft in the year ended December 31, 2008 and four aircraft in the year ended December 31, 2007, which were previously subject to head leases and the termination of those leases.

        Our leasing expenses increased by $36.8 million, or 195.7%, to $55.6 million in the year ended December 31, 2008 from $18.8 million in the year ended December 31, 2007. The increase is primarily due to more transitions of aircraft from expiring leases to new leases and three airline defaults involving nine of our aircraft in 2008. In the year ended December 31, 2008, we incurred leasing expenses totaling approximately $15 million related to the three lessee defaults.

        Our provision for doubtful notes and accounts receivable increased by $3.0 million, or 428.6%, to $3.7 million in the year ended December 31, 2008 from $0.7 million in the year ended December 31, 2007. The increase is primarily due to more airline defaults in 2008 as compared to 2007.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $12.0 million, or 10.3%, to $128.3 million in the year ended December 31, 2008 from $116.3 million in the year ended December 31, 2007, due primarily to (i) the increase in the US Dollar/Euro exchange rate, which resulted in a $5.4 million increase and (ii) severance payments of $2.9 million made as a result of redundancies of senior executives.

        Net Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests decreased by $71.9 million, or 33.9%, to $140.5 million in the year ended December 31, 2008 from $212.4 million in the year ended December 31, 2007.

        Minority interest net of taxes.    Our minority interest net of tax increased by $9.7 million to $10.9 million in the year ended December 31, 2008 from $1.2 million in the year ended December 31, 2007, due primarily to a $21.7 million recognition of non cash mark-to-market charges on derivatives in our 50% joint ventures AerCap Partners and AerVenture.

        Provision for Income Taxes.    Our provision for income taxes decreased by $25.6 million to a benefit of $0.4 million in the year ended December 31, 2008 from a charge $25.1 million in the year ended December 31, 2007. Our effective tax rate was positive 0.3% (income) for the year ended December 31, 2008 and was negative 11.8% (a charge) for the year ended December 31, 2007. Our effective tax rate in any year is impacted by the mix of operations among our different tax jurisdictions. In the fourth quarter of the year ended December 31, 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions which positively impacted the mix of our profits for income tax purposes in the year ended December 31, 2008. In addition, the most significant portion of charges related to airline defaults and impairments occurred in higher tax rate jurisdictions and the most significant portion of pre-tax earnings occurred in lower tax rate jurisdictions.

        Net Income.    For the reasons explained above, our net income decreased by $36.7 million, or 19.4%, to $151.8 million in the year ended December 31, 2008 from $188.5 million in the year ended December 31, 2007.

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

        Interest on Debt.    Our interest on debt increased by $68.6 million, or 41.3%, to $234.8 million in the year ended December 31, 2007 from $166.2 million in the year ended December 31, 2006. The majority of the increase in interest on debt was principally caused by:

  •
  a $27.6 million non-recurring expense in the year ended December 31, 2007, related to the write-off of unamortized debt issuance costs at the time of the ALS I refinancing;

  •
  an increase in the average outstanding debt to $2.8 billion in the year ended December 31, 2007 from $2.5 billion in the year ended December 31, 2006, resulting in a $20.1 million increase; and

  •
  a $22.5 million decrease in the non cash recognition of mark-to-market gains on derivatives to a $14.6 million loss in the year ended December 31, 2007 from a $7.9 million gain in the year ended December 31, 2006.

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

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses decreased by $33.3 million, or 22.3%, to $116.3 million in the year ended December 31, 2007 from $149.4 million in the year ended December 31, 2006, due primarily to a decrease of $67.6 million in charges for share based compensation to $10.9 million in the year ended December 31, 2007 from $78.6 million in the year ended December 31, 2006, partially offset by (i) the AeroTurbine Acquisition, which resulted in a $15.2 million increase, (ii) expenses in relation to the implementation of Sarbanes Oxley Act requirements and our secondary public offering, which resulted in a $5.9 million increase, (iv) an increase in salaries and benefit expenses associated with the growth in the number of our employees to 402 at December 31, 2007 from 351 at December 31, 2006, which resulted in an $8.0 million increase and (v) the increase in EUR compared to USD, which resulted in a $4.2 million increase.

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

Liquidity and Capital Resources

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. In prior years, we have achieved positive consolidated cash flow from operations. However, as discussed below, a large portion of our operating cash flows and the net proceeds from aircraft sales are restricted in restricted cash entities designed to repay indebtedness related to assets included in such structures. Our restricted cash entities include ALS I, ALS II and AeroTurbine. Since a significant portion of our capital requirements are not in restricted cash entities, our management analyzes our cash flow at both the consolidated and unconsolidated levels to determine if we have sufficient cash flow available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our ability to increase our unconsolidated cash flow depends upon the cash flow from operations at the holding company level, non-restricted cash entities and the various restricted cash entities, and also upon the restrictions in the borrowing documents of the restricted cash entities.

        Historically, we have satisfied our liquidity requirements through several sources, including:

  •
  lines of credit and other secured borrowings;

  •
  sales of aircraft, engines and parts;

  •
  aircraft and engine lease revenues;

  •
  contributions from joint venture partners;

  •
  supplemental maintenance rent and security deposits provided by our lessees;

  •
  management fee revenue; and

  •
  capital markets transactions (debt and equity offerings).

        We have substantial commitments to purchase aircraft under forward order contracts, including through AerVenture. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2009, we had 73 aircraft under forward purchase commitments, with 28 scheduled to be delivered in the remainder of 2009 and 33 scheduled to be delivered in 2010. In addition, as of March 31, 2009, we had entered into sales contracts for seven of the A320 family aircraft scheduled to be delivered in the remainder of 2009. As of March 31, 2009, our commitments in 2009 and 2010 to make pre-delivery and final delivery payments under our forward purchase commitments exceeded the amounts available under our committed borrowing facilities by $174.5 million and $248.6 million, respectively.

        As a result, we will need to raise additional funds though a combination of (i) accessing committed debt facilities, (ii) securing additional financing for pre-delivery and final delivery payment obligations, (iii) selling aircraft or other aircraft investments, including participations in our joint ventures, (iv) accessing restricted cash in our cash restricted entities, and (v) if necessary, generating proceeds from potential capital market transactions.

        Due to the current ongoing global recession and financial crisis, there has been a significant decrease in the amount of capital available to finance the purchase of aviation assets, including pre-delivery payments on forward purchase commitments, which has made it more challenging and expensive for us to obtain new credit. In addition, the failure of our AerVenture joint venture partner to make $80.0 million of required capital contributions to AerVenture has reduced the amount of equity capital available to AerVenture and to us and thus increased our capital needs.

        We have historically relied on sales of aircraft as an integral part of our liquidity strategy in order to meet cash requirements for our operations and committed capital expenditures. In each of 2007 and 2008, we generated approximately $110 million of cash from the sale of aircraft outside our restricted cash entities. As a consequence of the current global recession and financial crisis and the corresponding decrease in capital available to finance the purchase of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft. In addition, insolvencies of aircraft operators and sales of aircraft portfolios by aircraft lessors have and are expected to increase the supply of aircraft available for sale, negatively affecting prices for aircraft. In this challenging market, we may experience a significant decrease in aircraft sales revenue which could adversely affect our liquidity and the cash available to fund our obligations under our forward purchase commitments.

        We currently generate significant cash flows from our aircraft and engine leasing business; however, since most of our owned aircraft are held through restricted cash entities (40% of the net book value of our aircraft as of December 31, 2008) including consolidated joint ventures or finance structures which borrow funds to finance or refinance the aircraft, the net cash (the cash generated after we pay the interest costs associated with the aircraft), available from our restricted cash entities is limited. Most of the net cash flow we generated in 2008 and expect to generate in 2009 from our aircraft and engine leasing businesses was, or will be, used to repay indebtedness in our restricted cash entities. The provisions of our aircraft securitization vehicles, ALS I and ALS II, prohibit distributions on the subordinated notes to us until such time as the senior classes of notes are repaid in full. Additionally, AeroTurbine's revolving credit facility limits dividend payments to us to a maximum of $10.0 million per year. However, under limited circumstances, we are able to receive cash from AeroTurbine through the sale to it of assets at arms-length prices. These assets are typically older generation aircraft which are scheduled to be disassembled by AeroTurbine. AeroTurbine generally funds these purchases by drawing on its revolving credit facility. Additionally, our revolving warehouse credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc., or "warehouse facility," permits limited distributions to us by the relevant subsidiary borrower during the first two years provided specified principal payments are made. Furthermore, most of our commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. In some cases we have provided our restricted cash entities with subordinated loans in connection with their original senior financing or we hold some of their senior debt. As a result, our liquidity also depends on the ability of our subsidiaries to distribute cash to us as dividends and in the form of other distributions, including in the form of interest and principal payments and the return of subordinated investments.

        We have also historically generated cash flow by selling equity interests in our aircraft owning subsidiaries and by forming joint ventures. One joint venture, AerVenture, was created in 2005 and LoadAir purchased a 50% equity interest in it in 2006. Prior to March, 2009, LoadAir had made equity contributions to AerVenture of $30.0 million. In addition, we had provided $70.0 million to AerVenture in the form of a convertible loan note. Thirty-five million of the convertible loan note was scheduled to be repaid by AerVenture in March 2009 using proceeds from LoadAir's required capital contributions. Under the AerVenture joint venture agreement, LoadAir was required to make $80.0 million in additional capital contributions to AerVenture in March 2009, which it failed to make. In addition to the March 2009 capital contributions, LoadAir was obligated to make additional capital contributions of $10.3 million in 2010. As a result of LoadAir's failure to make the required equity contributions, we will be required to invest additional equity in AerVenture so that it will have sufficient cash available to fund the equity portion of the purchase price for its upcoming aircraft deliveries. As of March 31, 2009, AerVenture's commitments in 2009 and 2010 to make pre-delivery and final delivery payments under its forward purchase commitments exceeded the amounts available under its committed borrowing facilities by $57.6 million and $82.1 million, respectively. These amounts are included in the $174.5 million and $248.6 million for 2009 and 2010, respectively, by which AerCap's commitments in 2009 and 2010 to make pre-delivery and final delivery payments under its forward purchase commitments exceed the amounts available under its committed borrowing facilities discussed above.

As a result of the additional equity contributions we are now required to make to AerVenture, we will have less cash available to us to fund our other obligations and our liquidity will be materially and adversely affected.

        In order to access the required capital to meet our other obligations under our forward purchase commitments, we have completed or have undertaken the following initiatives:

  •
  In March 2009, we completed the intercompany sale of an investment to a group company which released $63.0 million of otherwise restricted cash. The purchase was financed by drawing on an existing credit facility.

  •
  We have signed a term sheet with a bank to obtain pre-delivery financing, for a new financing transaction, for certain A330 aircraft subject to forward purchase commitments with Airbus and secured funding on an owned aircraft. As part of the transaction, we would be required to purchase a new wide-body aircraft currently on order by LoadAir for which the bank previously provided pre-delivery payment financing. After we purchase the aircraft, we intend to lease it back to LoadAir. As part of this transaction, we expect to give LoadAir an option for a limited period of time to purchase up to 50 percent of the shares in AerVenture which have voting and economic rights, if it meets certain conditions. This transaction, excluding any proceeds from LoadAir, would decrease the amount by which our forward purchase commitments exceed our available cash by approximately $50 million in 2009 and $25 million in 2010.

  •
  We have signed a letter of intent for the sale of two aircraft by a non-restricted cash entity, which, if the transaction closes, will generate unrestricted cash proceeds of approximately $11 million in the second or third quarter of 2009.

  •
  We are negotiating a term sheet with a bank for additional final delivery financing for one A330 aircraft under a forward purchase commitment, which, if completed, would provide to us approximately $70 million of additional funds in 2010.

        We believe that the expected cash generated from the first three transactions above combined with cash balances in our unrestricted cash entities of $150 million as of March 31, 2009, which includes the proceeds from the intercompany sale of an investment as described above, should be sufficient to meet our cash obligations in 2009 and maintain an adequate level of unrestricted cash balances. However, our pending transactions may not close, and if we are unable to obtain an alternative source of funding our liquidity would be materially and adversely affected in 2009. As mentioned above, our 2010 forward purchase commitments exceed the amounts available to us under our borrowing facilities and we are relying on these and other potential initiatives to fund our liquidity requirements in 2010. We are pursuing, and will pursue in the future, a variety of transactions in addition to the specific transactions noted above, including possible sales of a portion of our investments in joint ventures and other special purpose entities, sales of owned aircraft, transactions that could involve both permanent and temporary reductions of our cash commitments under forward purchase commitments and possible issuance of new equity or equity-linked securities to support our liquidity requirements in 2009 and 2010.

        In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives. For additional information on the availability of funding under our contracted credit facilities see "—Indebtedness".

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2007 and 2008. As described above, since substantially all of our owned aircraft are held through restricted cash entities and a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Therefore, you should read the following table and analysis in conjunction with the overview provided in the introduction to this section on Liquidity and Capital Resources.

	2007	2008
	(US dollars in millions)
Net cash flow provided by operating activities	$205.9	$253.2
Net cash flow used in investing activities	(415.8)	(1,163.8)
Net cash flow provided by financing activities	321.1	860.6

  Year ended December 31, 2008 compared to year ended December 31, 2007.

        Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $47.3 million, or 23.0%, to $253.2 million for the year ended December 31, 2008 from $205.9 million for the year ended December 31, 2007 primarily due to: (i) the receipt of $17.5 million of deposits under forward sale agreements in the year ended December 31, 2008 which did not occur in the year ended December 31, 2007. A significant portion of our operating cash flows stated above, including nearly all of our cash flows from our leasing operations originate within restricted cash entities, where the financing structures in such restricted cash entities do not allow use of such cash flows to fund general operations or to fund obligations of other group entities.

        Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $748.0 million, or 179.9%, to $1,163.8 million in the year ended December 31, 2008 from $415.8 million in the year ended December 31, 2007, primarily due to: (i) an increase of $570.0 million in the net cash used in aircraft purchase and sale activity (including purchases of intangible lease premiums) in the year ended December 31, 2008 as compared to the year ended December 31, 2007 and (ii) an increase of $175.3 million in the amount of pre-delivery payments made in the year ended December 31, 2008 as compared to the year ended December 31, 2007. Aircraft purchased in 2008 included the acquisition of the TUI portfolio for $520.7 million.

        Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $539.5 million, or 168.0%, to $860.6 million in the year ended December 31, 2008 from $321.1 million in the year ended December 31, 2007. This increase in cash flows provided by financing activities was due primarily to attributable to an increase of $529.9 million in new financing proceeds, net of repayments in the year ended December 31, 2008 as compared to the year ended December 31, 2007 due primarily to the $448.6 million borrowing to fund the acquisition of the TUI portfolio.

Indebtedness

        As of December 31, 2008, our outstanding indebtedness totaled $3.8 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at December 31, 2008:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
Export credit facilities—A320 financings	20 aircraft	$671,778	$636,813	$34,965	3.34%	2020
Export credit facilities—A330 financings	—	1,410,000	—	1,410,000
Japanese operating lease financings	3 aircraft	91,095	91,095	—	2.64%	2015
AerVenture A320 Pre-delivery payment facility—Calyon facility	—	120,761	96,432	24,329	4.18%	2010
AerVenture A320 Pre-delivery payment facility—HSH facility	—	261,860	68,109	193,751	3.70%	2012
Airbus A330 Pre-delivery payment facility	—	206,190	121,027	85,163	1.24%	2010
UBS revolving credit facility	14 aircraft	1,000,000	477,277	522,723	3.47%	2014
AeroTurbine revolving credit facility	6 aircraft & 61 engines	328,000	194,188	133,812	5.22%	2011
ALS II debt	—	1,000,000	—	1,000,000	—	2038
ALS I debt	62 aircraft	1,120,516	1,120,516	—	2.15%	2032
TUI Portfolio Acquisition facility	19 aircraft	407,804	407,804	—	3.48%	2015
TUI Portfolio Subordinated debt*	—	61,921	61,921	—	20.00%	2015
Engine Acquisition facility	6 engines	100,000	53,300	46,700	3.16%	2010
Calyon Aircraft Acquisition facility	29 aircraft	214,779	211,346	3,433	2.52%	2013
Commercial bank debt	5 aircraft	124,358	124,358	—	4.04%	2019
Capital lease obligations under defeasance structures	3 aircraft	126,301	126,301	—	—	2010

Total		$7,245,363	$3,790,487	$3,454,876

*
Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition.

        In February 2009, we entered into a $86.3 million facility with a European financial institution to finance the pre-delivery payments in connection with the delivery of three A330 aircraft pursuant to a purchase agreement signed with Airbus in December 2006, and amended in May 2007.

        In March 2009, AerVenture closed a $846.0 million export credit facility with a syndicate of commercial banks to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA. Currently no aircraft have been financed under this facility.

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

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008:

Payments Due By Period as of December 31, 2008

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$608,991	$1,055,792	$964,459	$1,425,117	$4,054,359
Purchase obligations(2)	1,750,310	1,874,740	349,614	—	3,974,664
Operating leases(3)	26,146	50,492	16,182	8,944	101,764
Derivative obligations	3,437	442	(2,636)	(3,414)	(2,171)

Total	2,388,884	2,981,466	1,327,619	1,430,647	8,128,616

(1)
Includes estimated interest payments based on one-month LIBOR as of December 31, 2008, which was 0.436%.

(2)
Includes 28 new A330 wide-body aircraft on order from Airbus and 50 Airbus A320 family aircraft on order from Airbus by AerVenture.

(3)
Represents contractual operating lease rentals on aircraft under lease in/lease out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

        The table below provides information as of December 31, 2008 regarding our debt and interest (includes estimated interest payments based on one-month LIBOR as of September 30, 2008, which was 0.436%) obligations per facility type:

	Less than one year	One to three years	Three to five years	Thereafter	Total
			(US dollars in thousands)
Pre-delivery payment facilities(1)	$200,215	$88,750	$—	$—	$288,965
Non-recourse debt facilities(2)	239,088	492,111	418,374	749,061	1,898,634
Joint venture facilities(3)	57,631	116,228	156,141	254,529	584,529
Capital lease obligations under defeasance structures(4)	6,515	119,786	—	—	126,301
Other facilities	105,542	238,917	389,944	421,527	1,155,930

Total	$608,991	$1,055,792	$964,459	$1,425,117	$4,054,359

(1)
Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)
Debt repayment is due only to the extent that cash is available in non-recourse facilities.

(3)
Joint venture partners share in the debt repayment responsibilities.

(4)
Obligations are defeased through an offsetting notes receivable amount.

        Under the AerDragon joint venture agreement, we have contributed $25.0 million of equity to fund AerDragon's initial aircraft and engine purchases.

Capital Expenditures

        Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under our 1999 aircraft purchase agreement with Airbus. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
	2006	2007	2008
	(US dollars in thousands)
Capital expenditures	$879,497	$720,336	$1,302,157
Pre-delivery payments	93,708	164,074	339,422

        In 2006, our principal capital expenditures were for three A319 and three A320 aircraft delivered under our 1999 forward order agreement and 17 A320s, one A319, three 737-700/800s, six 737-300/400s, four 757s and one 767 purchased in portfolio or single aircraft purchase transactions. In 2007, our principal capital expenditures were for five A319, three A320 and two A321 aircraft delivered under our forward order agreements and ten A320s, four 737-700/800s, two 737-200/300/400s, two 757s, one 767, six MD82s, one MD83, one DC8, two Bombardier CRJ-100s and one Canadair CL600 purchased in portfolio or single aircraft purchase transactions. In 2008, our principal capital expenditures were for three A319, nine A320 and two A330 aircraft delivered under our forward order agreements and 10 A320, 11 B737-800, six B737-300, seven B757, two B767, four MD 82 and four MD 83 aircraft purchased in portfolio or single aircraft transactions.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2008.

	2009	2010	2011	Thereafter
	(US dollars in thousands)
Capital expenditures	$1,322,820	1,403,354	212,658	301,076
Pre-delivery payments	427,490	159,586	99,142	48,537

Total	$1,750,310	1,562,940	311,800	349,613

        As of December 31, 2008, we expect to make capital expenditures related to the 28 A330, three A321 aircraft, 39 A320 aircraft and eight A319 aircraft on order by AerVenture in 2009 and thereafter. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

        As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases as described in Note 15 to our consolidated financial statements included herein. As of December 31, 2008, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 15 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations by year.

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

        As discussed above, we have entered into a joint venture, AerDragon, that does not qualify for consolidated accounting treatment. This joint venture's assets and liabilities are off our balance sheet and we only record our net investment under the equity method of accounting.

Management's use of "net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation"

        The following is a definition of a non-GAAP measure used in this report on Form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. We believe this measure provides investors with a more meaningful view of our operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we are required to recognize the change in fair value of the interest rate caps in our income statement during each period. The following is a reconciliation of net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation to net income for the years ended December 31, 2008 and 2007:

	Year ended December 31, 2007		Year ended December 31, 2008
	(US dollars in millions)
Net income	$188.5	(1)	$151.8
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	12.6		39.6
Non-cash charges related to share-based compensation, net of tax	9.5		6.4

Net income excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$210.6		$197.8

(1)
Includes a charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Management's use of "net spread"

        Net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure provides investors a better way to understand the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps for hedging purposes. The following is a reconciliation of net spread to basic rents for the year ended December 31, 2008 and 2007:

	Year ended December 31, 2007	Year ended December 31, 2008
	(US dollars in millions)
Basic rents	$494.2	$520.7
Interest on debt	234.8	219.2
Plus: mark-to-market of interest rate caps	(14.4)	(58.1)
Less: Non-recurring charges from refinancing of securitized bonds	(27.4)	—

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges from refinancing of securitized bonds	193.0	161.1
Net spread	$301.2	$359.6

Recent Accounting Pronouncements

SFAS 141(R)

        In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), Business Combinations ("SFAS 141(R)"). SFAS 141(R) establishes requirements for an acquirer to record the assets acquired, liabilities assumed, and any related noncontrolling interest related to the acquisition of a controlled subsidiary, measured at fair value as of the acquisition date. The Company is required to adopt SFAS 141(R) in the first quarter of 2009. The Company does not currently expect that the implementation of SFAS 141(R) will have a material effect on the Company's results of operations and financial position.

SFAS 157

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurement but does not change existing guidance about whether an asset or liability is carried at fair value. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company's results of operations or financial position (See Note 4—Fair value measurements). For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, the effective date for SFAS 157 has been deferred one year.

SFAS 159

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in income. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company adopted this standard at January 1, 2008, its required effective date. The adoption of this standard did not have any effect on our consolidated financial condition, results of operations or cash flows, since we did not choose to fair value any financial instruments or other items not currently measured at fair value.

SFAS 160

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for fiscal periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to years preceding the effective date are not permitted. We are currently evaluating the impact, if any, of SFAS 160.

SFAS 161

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for us in the first quarter of 2009. We are currently evaluating the impact of SFAS 161.

SFAS 162

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 will have no material impact on our consolidated financial statements.

EITF Issue No. 08-6

        In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee's issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.

FSP FAS No. 142-3

        In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. We believe the impact of adopting FSP FAS 142-3 will not have a material effect on our consolidated financial condition or results of operations.

INDEBTEDNESS

Export Credit Facility Financings—Airbus A320 aircraft

        General.    In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.215 billion. In November 2008, the export credit facility was further amended to cover an additional one aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. At December 31, 2008, we had financed 20 aircraft under this facility. We had $636.8 million of loans outstanding under our export credit facilities as of December 31, 2008.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at December 31, 2008	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$254,360	Three-month LIBOR plus 0.12%
	194,238	Three-month LIBOR plus 0.25%
	68,253	Three-month LIBOR plus 0.27%
	22,032	Three-month LIBOR plus 0.30%
	102,321	Three-month LIBOR plus 0.90%
Purchase accounting fair value adjustments	(4,391)

Total:	$636,813

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 10 or 12-year term.

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

Export Credit Facility Financings—Airbus A330 aircraft

        General.    In December 2008, we entered into a $1.41 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2008, no aircraft under this facility have been delivered from the manufacturer.

        Interest Rate.    Set forth below are the interest rates for the first and the subsequent three of our export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2008	Interest rate
(US dollars in thousands)
Floating rate tranches	—	Three-month LIBOR plus 0.80%
	—	Three-month LIBOR plus 0.35%

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 10 or 12 year term.

        Collateral.    The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We will enter into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerCap. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2008 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. A change of control occurs under our December 2008 export credit facility if:

          (i)    AerCap Holdings N.V.'s shares cease to be listed on The New York Stock Exchange unless, at the time our shares cease to be listed on The New York Stock Exchange, at least 66.66% of our issued shares and voting rights are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc.;

          (ii)   AerCap Holdings N.V. ceases to own and control 100% of the shares in AerCap A330 Holdings B.V., AerCap B.V. or AerCap Ireland Limited; or

          (iii)  AerCap A330 Holdings B.V. ceases to own and control and least 51% of the shares in AerCap A330 Holdings Limited.

Export Credit Facility Financings—AerVenture A320 aircraft

        General.    In March 2009, AerVenture, entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of this date, currently no aircraft under this facility have been financed.

        Interest Rate.    The interest rates for the loans will be agreed on a rolling basis.

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 10 or 12 year term.

        Collateral.    The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We will enter into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerVenture. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerVenture and AerCap Holdings N.V.

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2009 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. A change of control occurs under our March 2009 export credit facility if:

          (i)    AerCap Holdings N.V.'s shares cease to be listed on The New York Stock Exchange unless, at the time our shares cease to be listed on The New York Stock Exchange, at least 66.66% of our issued shares and voting rights are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc.;

          (ii)   AerCap Holdings N.V. ceases to own and control (directly or indirectly) 100% of the relevant servicer;

          (iii)  AerCap Holdings N.V. ceases to own and control 100% of the shares in AerCap AerVenture Holding B.V.;

          (iv)  AerCap AerVenture Holding B.V. ceases to own and control at least 50% of the shares in AerVenture;

          (v)   AerVenture ceases to own and control (directly or indirectly) 100% of the export lessees.

Aircraft Lease Securitisation I

        General.    On May 8, 2007, we completed a refinancing of our securitization of ALS I with the issuance of $1.66 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding ALS I debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS I's aircraft portfolio size to 70 aircraft. Following a number of aircraft sales, there are 62 aircraft in the ALS I portfolio as of December 31, 2008. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on the new notes, which are currently rated Baa1 and AA by Moody's Investors Service and Standard & Poor's Ratings Services, respectively.

        Liquidity.    Calyon provided a liquidity facility in the amount of $72.0 million, which may be drawn upon to pay expenses of ALS I and its subsidiaries, senior hedge payments and interest on the new senior class of notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-3 note:

	Amount outstanding at December 31, 2008	Interest rate
	(US dollars in thousands)
Class G3 notes	$1,120,516	One month LIBOR plus 0.26%

        Aircraft Management Services.    We provide lease and aircraft management and re-leasing and remarketing services for ALS I's aircraft, for which we receive a retainer fee of 0.212% per year of the initial appraised value of the aircraft, which was $2.1 billion, a monthly fee equal to 1.0% of the aggregate rent actually paid each month, and a sales based incentive fee of 1.25% of the specified target sales prices for the sale or insured loss of an aircraft. The target sales price for an aircraft is 90% of the appraised value of the aircraft, which is adjusted annually. We also provide insurance services for which we receive an annual fee of $50,000 and administrative services for which we receive a monthly fee of $1,380 for each aircraft, subject to annual adjustments for inflation and a minimum of $0.2 million per year.

        We may be terminated as manager and administrative agent by ALS I or MBIA Insurance Corporation if we default on our obligations as manager or administrative agent or become insolvent. In addition, we may be terminated as manager if:

  •
  at the time of an event of default under the trust indenture for the securitization, at least 12 aircraft are not subject to leases and have been off-lease and reasonably available for re-lease for the previous three months,

  •
  an event of default arises under the trust indenture as a result of our failure as manager to perform certain covenants in the trust indenture and the failure affects more than 10% of the ALS I aircraft (based on the most recent appraised value of the aircraft at that time), or we, as manager, cease to be actively involved in the aircraft advisory and management business, or

  •
  we, as manager, cease to be actively involved in the aircraft advisory and management business.

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

        ALS I may voluntarily redeem the new notes at a price that equals the outstanding principal balance of the applicable notes multiplied by a scheduled percentage. On the closing date of the securitization, the scheduled percentage for the new notes was 101% for the class G-3 notes, and such percentage decreases gradually until May 15, 2010. On that date, the redemption price of the notes will equal the outstanding principal balance of the notes. In addition, ALS I must pay any accrued but unpaid interest on the notes and any premium due to MBIA Insurance Corporation upon redemption of the notes. ALS I may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then ALS I may only redeem the notes in whole.

        Maturity Date.    The final maturity date of the notes will be May 10, 2032.

        Collateral.    The property of ALS I includes the rights under the financial guaranty insurance policy. The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of ALS I,as well as by the interests of ALS I's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ALS I aircraft will be placed in a collection account and paid out according to a priority of payments.

Aircraft Lease Securitisation II Limited

        General.    On June 26, 2008, we completed a securitization in which ALS II issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's and A1 by Moody's. The class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders have committed to advance funds, subject to certain conditions, including that ALS II shall have acquired at least 15 aircraft, up to an aggregate amount of $1 billion in connection with the purchase of aircraft by ALS II. The 15th aircraft is scheduled to be delivered to ALS II in May 2009. The principal balance of the class A-1 notes will increase in an amount equal to the amount advanced by each commitment holder. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The aggregate principal balance of the class A-1 notes together with the class A-2 notes will not exceed $1 billion. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders will be applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, with the first aircraft delivery to ALS II expected to occur in May 2009. The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture between 2007 and 2011. The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of ALS II.

        ALS II also issued class E-1 notes (the most junior class of notes) to AerVenture Leasing 1 Limited on June 26, 2008, the proceeds of which will be applied to pay expenses of ALS II during the period between June 26, 2008 and the first delivery of aircraft. Additional class E-1 notes will be issued to AerVenture Leasing 1 Limited in connection with the sale of aircraft to ALS II, and will be issued to AerVenture Leasing 1 Limited, AerVenture and AerCap Holdings N.V. in certain other circumstances. We expect AerVenture and AerVenture Leasing 1 Limited to retain this junior class of notes, and we expect to consolidate ALS II's financial results in our financial statements.

        Liquidity.    Calyon provided a liquidity facility in the amount $55 million, which may be drawn upon after the initial delivery of aircraft to ALS II to pay expenses of ALS II and its subsidiaries, commitment fees owed to the commitment holders, senior hedge payments and interest on the class A-1 notes and class A-2 notes.

        Interest Rate.    Set forth below is the interest rate for the subclasses of notes not held by us. LIBOR is the London interbank offered rate for one-month U.S. dollar deposits or, under certain circumstances, an interpolated LIBOR rate.

	Amount outstanding at December 31, 2008	Interest rate
(US dollars in thousands)
Class A-1 Notes	—	One month LIBOR plus 1.85%
Class A-2 Notes	—	One month LIBOR plus 1.85%

        Maturity Date.    The final maturity date of the notes will be June 26, 2032.

        Collateral.    The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of ALS II, as well as by ALS II's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ALS II aircraft will be placed in a collection account and paid out according to a priority of payments.

UBS Revolving Credit Facility

        General.    On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC, Deutsche Bank Trust Company Americas and certain other financial institutions. The revolving loans under the UBS revolving credit facility are divided into two classes: class A loans, which have a maximum advance limit of $830.0 million and class B loans, which have a maximum advance limit of $170.0 million. As of December 31, 2008, we had $477.3 million of loans outstanding under the UBS revolving credit facility.

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

        Interest Rate.    Borrowings under the UBS revolving credit facility bear interest (a) in the case of class A loans, based on the eurodollar rate plus the class A applicable margin, or (b) in the case of class B loans, based on the eurodollar rate plus the class B applicable margin. The following table sets forth the applicable margin for the two classes of the UBS revolving credit facility during the periods specified:

	Class A	Class B
Borrowing period(1)	1.35%	3.75%
First 180 days following conversion	2.10%	4.50%
From 181 days to 360 days following conversion	2.60%	5.00%
From 361 days to 450 days following conversion	2.85%	5.25%
From 450 days to 541 days following conversion	3.10%	5.50%
Thereafter	3.35%	5.75%

    (1)
    The borrowing period is four years from May 8, 2007 after which the loan converts to a term loan.

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

AeroTurbine Calyon Credit Facility

        General.    On December 19, 2007, AeroTurbine entered into a second amended and restated senior credit agreement with Calyon and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the credit facility under the first amended senior credit agreement increased from $220.0 million to $328.0 million, and a letter of credit facility in the commitment amount of $10.0 million (which amount is included in the total commitment of $328.0 million) was added. As of December 31, 2008, AeroTurbine had $194.2 million outstanding under the Calyon credit facility.

        Interest Rate.    Under the Calyon credit facility, AeroTurbine can borrow revolving loans based on either LIBOR or ABR (which is a rate per annum equal to the greater of the prime rate in effect on such day and the federals funds effective rate in effect on such day plus 1/4 of 1%). Set forth below are the interest rates for the Calyon revolving loan facility.

		Interest rate
	Amount outstanding at December 31, 2008
		ABR Loans	LIBOR Loans
	(US dollars in thousands)
Revolving Loan Facility	$194,188	ABR + 0.25%	LIBOR + 1.25%

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

  •
  make certain capital expenditures.

Japanese Operating Lease Financings

        General.    In 2004 we entered into several Japanese operating lease financing structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. At December 31, 2008, we had financed three aircraft under Japanese operating lease financings. The aggregate principal amount of the loans outstanding under Japanese operating leases financings was $91.1 million as of December 31, 2008.

        Interest Rate.    Set forth below are the interest rates for our senior loans and subordinated debt.

	Amount outstanding at December 31, 2008	Average interest rates
	(US dollars in thousands)
Senior debt	$58,733	Three month LIBOR plus 0.96%
Subordinated debt	32,362	Fixed rates 4.03%

Total	$91,095

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

AerVenture A320 Pre-delivery Payment Facility—Calyon

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

        Prior to drawing on the AerVenture facility, AerVenture will pay, on average, 15% of the pre-delivery payment amount owed for each aircraft. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. We agreed with Calyon that we will invest at least an additional $25 million in AerVenture, subject to limited exceptions. The aggregate principal amount of the loans outstanding under the AerVenture pre-delivery payment facility was $96.4 million as of December 31, 2008.

        Interest Rate.    Borrowings under the AerVenture facility will bear interest at a floating interest rate of three month LIBOR plus a margin of 1.00%, payable quarterly in arrears.

	Amount outstanding at December 31, 2008	Interest rates
	(US dollars in thousands)
Calyon Facility	$96,432	Three month LIBOR plus 1.00%

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

AerVenture A320 Pre-delivery Payment Facility—HSH Nordbank AG

        General.    In January 2006, AerVenture signed a purchase agreement for the purchase of up to 70 aircraft from Airbus. As of December 31, 2008, 11 of the aircraft had been delivered and the remaining are scheduled to be delivered prior to the second quarter of 2011.

        In connection with the scheduled delivery of the remaining 37 aircraft, AerVenture entered into a facility agreement in April 2008 with HSH Nordbank AG to finance a portion of the required pre-delivery payments to Airbus in an amount up to $269.2 million. Prior to drawing on the AerVenture facility, AerVenture will pay, on average, 15% of each pre-delivery payment amount owed for each aircraft. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft on the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. The aggregate principal amount of the loans outstanding under the facility was $68.1 million as of December 31, 2008.

        Interest Rate.    Borrowings under the AerVenture facility will bear interest at a floating interest of the higher of one-month LIBOR plus a margin of 1.20% and HSH's cost of funds payable monthly in arrears after the initial drawing on the facility.

	Amount outstanding at December 31, 2008	Interest rates
	(US dollars in thousands)
HSH Nordbank AG Facility	$68,109	One month LIBOR plus 1.20%

        Prepayment.    Borrowings under the AerVenture facility may be prepaid (subject to minimum payment and notice provisions) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

        Maturity Date.    The maturity date of the AerVenture facility will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b) December 31, 2012.

        Collateral.    Borrowings under the AerVenture facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 37 aircraft covered by the facility, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

        Certain Covenants.    The AerVenture facility contains customary covenants for secured financings. AerVenture also covenants in the AerVenture facility (a) not to elect to change the aircraft model, the thrust rating of any engine or the delivery date for any aircraft, (b) to notify the agent of if the total cost of Specification Change Notices, or "SCNs" for any aircraft will exceed the SCN budget for such aircraft and (c) pay all buyer furnished equipment, or BFEs prior to the delivery date.

A330 Pre-delivery Payment Facility

        General.    In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. As of December 31, 2008, 2 of the aircraft had been delivered and the remaining are scheduled to be delivered prior to the first quarter of 2013.

        Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first eight aircraft before the end of 2009, AerCap entered into a facility in October 2007 with a syndicate of banks, which was arranged by Citigroup Global Markets Limited to finance up to $182.6 million of the pre-delivery payments to Airbus.

        In connection with the scheduled delivery of another three aircraft in 2009 and 2010, we entered into an additional facility in April 2008 with a syndicate of banks, also arranged by Citigroup Global Markets Limited to finance up to an additional $68.4 million of the pre-delivery payments to Airbus.

        Prior to drawing on the facilities, we will pay, on average, 10% of the pre-delivery payment amount owed for each aircraft. We must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date.

        Interest Rate.    Borrowings under the first facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 0.75%. Borrowings under the second facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 1.00%. Interest under both facilities is payable monthly in arrears after the initial drawing on the respective facility.

	Amount outstanding at December 31, 2008	Interest rates
	(US dollars in thousands)
Floating rate tranches	$109,917	One month LIBOR plus 0.75%
	11,111	One month LIBOR plus 1.00%
	$121,027

        Prepayment.    Borrowings under the facilities may be prepaid (subject to minimum amounts of $5.0 million or integral multiples thereof and subject to AerCap giving the agent at least 10 Business Days' notice) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

        Maturity Date.    The maturity date of the facilities will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b), in respect of the first facility, January 31, 2010, or, in respect of the second facility, July 31, 2010.

        Collateral.    Borrowings under the facilities are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 11 aircraft covered by the facilities, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

        Guarantee.    AerCap Holdings N.V. guarantees the performance by AerCap Ireland of its obligations under the facilities and related documentation.

        Certain Covenants.    The facilities contain customary covenants for secured financings. We also covenant in the facilities (a) not to elect to change the configuration of any aircraft from a multi-passenger layout; and (b) to prepay to the relevant manufacturer or supplier any SCN or BFE costs incurred in excess of the agreed budgets set out in the facilities.

AerCap Ireland A330 Pre-delivery Payment Facility

        General.    In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. The aircraft are scheduled to be delivered between the fourth quarter of 2008 and the first quarter of 2013.

        In connection with the scheduled delivery of three of the aircraft, we entered into a facility in February 2009 with a European financial institution to finance the pre-delivery payments to Airbus in an amount up to $86.3 million. Part of this facility will be used to refinance each of pre-delivery payments already made by AerCap Ireland Limited in respect of the relevant three aircraft and the rest of the facility will be used to pay to Airbus the remaining pre-delivery payments in respect of the relevant aircraft as such fall due and payable. AerCap Ireland must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within five months of the scheduled delivery date.

        Interest Rate.    Borrowings under the facility will bear interest at a floating interest rate of the higher of three months LIBOR and the financial institution's cost of funds plus a margin of 1.20% broadly payable quarterly in arrears after the initial drawing on the facility.

        Prepayment.    Borrowings under the facility may be prepaid (subject to minimum notice requirements) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

        Maturity Date.    The maturity date of the facility is the earlier of the delivery date for the final aircraft to be delivered and February 2011.

        Collateral.    Borrowings under the facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the three aircraft covered by the facility, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

        Certain Covenants.    The facility contains customary covenants for secured financings. We are required to pay for all buyer furnished equipment, or BFEs, prior to the delivery date.

Calyon Aircraft Acquisition Facility

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

        We, or one of our wholly owned subsidiaries currently provide the junior loan facility and the subordinated note financing. As of December 31, 2008, the amount outstanding under the senior facility was $211.3 million.

        On December 20, 2007, the original facility was amended and supplemented to allow for an additional senior facility in an aggregate amount of up to $150.0 million to be provided by Calyon and certain other financial institutions. A wholly-owned subsidiary is an additional borrower under the additional senior facility. This additional facility is available to finance a percentage (calculated by reference to relevant aircraft types and lease status) of the purchase price of a variety of specified aircraft makes and models. We concurrently provide subordinated debt to finance the balance of the purchase price of such additional aircraft under the amended subordinated note purchase agreement, to which the additional borrower has acceded. As of December 31, 2008, $146.6million of the additional senior facility was outstanding.

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

	Amount outstanding at December 31, 2008	Interest rates
	(US dollars in thousands)
Calyon	$211,346	One month LIBOR plus 1.75%

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

TUI Portfolio Acquisition Facility

        General.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale and leaseback transaction pursuant to which it agreed to purchase 11 Boeing B737-800, six Boeing B757-200 and two Boeing B767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI.

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners, AerCap Partners 1 Limited, entered into a senior facility in an amount of up to $448.6 million with Calyon, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Calyon and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing B737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners pay the lenders for the amounts drawn on the senior facility in monthly installments. The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2008 was $407.8m.

        Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        Interest Rate.    Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2010 and 2.00% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date.

	Amount outstanding at December 31, 2008	Interest rate
	(US dollars in thousands)
Senior Facility	$407,804	One month LIBOR plus 1.575%

        Prepayment.    Borrowings under the facilities may be prepaid (subject to minimum payment amounts and notice provisions) without penalty, except for break funding costs if payment is made on a day other than a repayment date. However, a prepayment fee of 1% of the amount prepaid is payable to the lenders if such prepayment exceeds $15.0 million in aggregate in each of the first and second years following the signing date.

        Put Option.    If AerCap Partners 1 Limited is the owner of the aircraft on the relevant put option date relating to the 19 aircraft (April 1, 2015 with respect to the 11 B737-800 aircraft and April 1, 2012 with respect to the remaining eight aircraft) and amounts under the facility remain outstanding with respect to the aircraft subject to the put option, Calyon can require AerCap Holdings N.V. (i) to purchase the subject aircraft, (ii) to purchase the subject aircraft and the shares of the relevant lessor of the subject aircraft or (iii) to purchase the beneficial interest that AerCap Partners 1 Limited has in the subject aircraft. Calyon can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Maturity Date.    The maturity date of the senior facility is, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012.

        Collateral.    Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners by Royal Bank of Scotland plc.

        Certain Covenants.    The senior facility contains customary covenants for secured financings through special purpose companies. AerCap Partners also covenants in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%.

TUI Portfolio Subordinated Debt

        General.    On June 20, 2008, AerCap and our joint venture partner in the TUI portfolio acquisition each subscribed $62.8 million of 20% fixed rate subordinated loan notes, or subordinated loan notes, issued by AerCap Partners. The subordinated debt held by AerCap is eliminated in consolidation of the joint venture. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of AerCap Partners, the senior facility. As is the case in respect of the senior facility, the obligation of AerCap Partners to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by AerCap Partners.

        Interest Rate.    Interest accrues on the subordinated loan notes at a rate of 20% per annum. Subject to certain exceptions, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to AerCap Partners to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then AerCap Partners must pay the maximum amount of interest that can properly be paid to the noteholder on the relevant interest payment date and the unpaid interest carries interest at a rate of 20% per annum until paid.

        Maturity Date.    Outstanding subordinated loan notes must be redeemed by the later of December 31, 2015 and the date falling six months after the later of the senior facility tranche 1 maturity date and the senior facility tranche 2 maturity date.

        Voluntary Redemption.    Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, AerCap Partners may at any time redeem all or any of the outstanding subordinated loan notes.

        Collateral.    The collateral granted in respect of the senior facility also secures the debt constituted by the subordinated loan notes. However, the rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others.

AerCap Engine Leasing Limited Credit Agreement

        General.    On June 25, 2008, AerCap Engine Leasing Limited, a wholly owned subsidiary, entered into a credit agreement with Citibank, N.A. and certain other financial institutions to finance the acquisition of aircraft engines. Pursuant to this agreement, the total commitment of the credit agreement was $100.0 million. The borrowing period is two years from June 25, 2008 after which the loan converts to a term loan. The aggregate principal amount of the loans outstanding under AerCap Engine Leasing Limited was $53.3 million as of December 31, 2008

        Interest Rate.    Under the Citibank credit agreement, AerCap Engines can borrow loans based on LIBOR up to the total commitment. Set forth below are the interest rates for the Citibank credit agreement.

	Amount outstanding at December 31, 2008	Interest rate
	(US dollars in thousands)
Credit Agreement Engine Facility	$53,300	One month LIBOR plus 1.725%

        Prepayment.    Loans under the Citibank credit agreement may be prepaid without prepayment premium or penalty. Mandatory prepayments of the Citibank credit agreement are required:

  •
  if the aggregate principal amount borrowed under the credit agreement exceeds the borrowing base; and

  •
  upon the sale or other disposition of an aircraft engine or upon receipt of net cash proceeds from an event of loss with respect to an aircraft engine.

        Payment Terms.    Payments of interest under the credit agreement are due quarterly. Payments of principal are due on the maturity date, and during the Extension Term (as defined below), if any, principal payments are also due quarterly in an amount equal to 0.75% of the then aggregate outstanding principal amount of the loans.

        Maturity Date.    The maturity date of the Citibank credit agreement is June 25, 2010. AerCap Engine Leasing Limited may elect to extend the maturity date by an additional three years (the "Extension Term"), subject to certain conditions, including but not limited to AerCap Engine Leasing Limited posting cash collateral in an amount equal to 2.5% of the then aggregate outstanding principal amount of the loans.

        Collateral.    Borrowings under the Citibank credit agreement are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AerCap Engine Leasing Limited and its subsidiaries, as well as by all assets of AerCap Engine Leasing Limited and its subsidiaries.

        Certain Covenants.    The Citibank credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap Engine Leasing Limited to:

  •
  change the business conducted by AerCap Engine Leasing Limited;

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the Citibank credit agreement;

  •
  declare or pay any dividends or other asset distributions;

  •
  engage in mergers or consolidations;

  •
  engage in certain sale-leaseback transactions;

  •
  make certain investments or capital expenditures; and

  •
  permit its portfolio of aircraft engines to exceed certain "concentration limits" based on lessees, geographic regions and engine types.

Other Commercial Bank Financings

        We have entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are LIBOR based with spreads ranging from 0.95% to 1.50%. The financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. The aggregate principal amount of the loans outstanding under the commercial bank financings was $250.7 million as of December 31, 2008.

        All of our financings contain affirmative covenants customary for secured financings. Four of the commercial bank financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

Item 6.    Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position
Directors
Pieter Korteweg	67	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	61	Non-Executive Director
James N. Chapman	46	Non-Executive Director
Klaus W. Heinemann	57	Executive Director, Chief Executive Officer
W. Brett Ingersoll	45	Non-Executive Director
Marius J.L. Jonkhart	59	Non-Executive Director
Gerald P. Strong	64	Non-Executive Director
David J. Teitelbaum	37	Non-Executive Director
Robert G. Warden	36	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	41	Chief Legal Officer; Chief Executive Officer AerCap Ireland
Patrick P. den Elzen	43	Head of Trading
Soeren E. Ferré	41	Head of Europe, Middle East, Africa & Asia/Pacific Regions; Chief Executive Officer AerCap Group Services B.V.
Keith A. Helming	50	Chief Financial Officer
Aengus Kelly	35	Chief Executive Officer AerCap, Inc.
Michael King	41	AeroTurbine Chief Executive Officer
Cole T. Reese	44	Chief Tax & Accounting Officer; Chief Operating Officer AerCap Group Services B.V.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a director of our company since September 20, 2005. He serves as Vice Chairman of Cerberus Global Investment Advisors LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Non-executive Board Member of Showa Jisho Co. Ltd (Tokyo) and Member of the Supervisory Board of Bawag PSK Bank (Vienna). He currently also serves as Member of the Supervisory Board of Mercedes Benz Nederland BV and as senior advisor to Anthos B.V. Mr. Korteweg previously served as Non-executive Member Board Aozora Bank Ltd., (Tokyo), Member of the Supervisory Board of Hypo Real Estate Holding AG (Munich), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Ronald J. Bolger.    Mr. Bolger has been a director of our company since October 11, 2005. Mr. Bolger currently serves as a member of the board of directors of a number of companies including Ely Capital Ltd., Irish Food Processors, C & D Foods Ltd., Galway Clinic Doughiska Ltd. and Fine Grain Property Consortium. He is a former Managing Partner of KPMG Ireland and has wide experience in the financial services industry. He served on the Irish Prime Minister's Committee for

Dublin's International Financial Services Centre from 1987 to 2002. Mr. Bolger was appointed Honorary Consul General of Singapore in Ireland in 2000. Mr. Bolger is a Chartered Accountant and holds a BA in Economics from University College Dublin.

        James N. Chapman.    Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of SkyWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, LLC in January 2003, a high-yield hedge fund based in Boston. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the board of directors of American Media Inc., Chrysler LLC, LNR Property Holdings Ltd., Scottish Re Group Ltd. and Tembec, Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Klaus W. Heinemann.    Mr. Heinemann has been the Chief Executive Officer of our company since April 2003 and has over 25 years of experience in the aviation financing industry. Mr. Heinemann has been a director of our company since 2002. Mr. Heinemann joined our company in October 2002 from DVB Bank, where he was a Member of the Executive Board. In 1988 he joined the Long-Term Credit Bank of Japan in London as Deputy General Manager and Head of the Aviation Group. He was later appointed as Joint General Manager of the Head Office at the Long-Term Credit Bank of Japan, where he was responsible for the Transportation Finance division before this division was sold to DVB Bank in 1998. Mr. Heinemann started his career with Bank of America in 1976, where he helped to build up its Aviation Finance department in Europe. Mr. Heinemann holds the degree of Diplom Kaufmann (Bachelor of Commerce) from the University of Hamburg.

        W. Brett Ingersoll.    Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., Co-Head of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee of ACE Aviation Holdings Inc. In addition, Mr. Ingersoll is a director of various public and private companies, including Chrysler, LLC, IAP Worldwide Services, Inc., Talecris Bio Therapeutics, Inc. and Endura Care, LLC. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a director of our company since October 11, 2005. He is currently also a member of the Supervisory Boards of BAWAG P.S.K. AG, Corus Nederland N.V., Orco Bank International N.V. and Staatsbosbeheer, and a non-executive director of Aozora Bank. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC. Mr Jonkhart is currently Chief Executive Officer of NOB Holding N.V. and was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and also served as the director of monetary affairs of the Dutch Ministry of finance. He was also a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the Connexxion Holding N.V.,European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Gerald P. Strong.    Mr. Strong has been a director of our company since July 26, 2006. He currently is a Partner of Cerberus UK Advisors running operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited. He is also a member of the Governing Council of the Ashridge Business School, a Director of Focus Ltd. and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

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

        Soeren E. Ferré.    Mr. Ferré has been the Head of Europe, Middle East, Africa & Asia/Pacific Region of our company since June 2006. He joined our company in September 2003 as Vice President of Marketing for the Asia/Pacific region. In July 2004, he was appointed as the Head of Sales and Marketing for the Asia/Pacific region. In addition to his responsibilities as Head of Europe, Middle East, Africa & Asia/Pacific Region, he has been appointed Chief Executive Officer of AerCap Group Services, B.V. in January 2008. He started his career at Airbus in 1990 and was based in Toulouse, France. In 1995, he moved to China and became the head of the marketing team covering China, Hong Kong and Macau for Airbus prior to becoming a Sales Director in 1999 in charge of the major Chinese airlines. In 2001, Mr. Ferré moved to Sydney to become the Director of Sales for the Pacific region for Airbus where he was in charge of the major airlines in that region. Mr. Ferré holds a Bachelor's degree in Engineering from the ENAC—Ecole Nationale de l'Aviation Civile.

        Keith A. Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap in 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving recently for five years as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services ("GECAS"). He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

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

        Michael King.    Mr. King was named Chief Executive Officer of AeroTurbine on August 15, 2008. He joined the company in June 2006 as Senior Vice President of Materials and was later appointed as President in October 2007. Mr. King has an extensive aviation background having previously served as Group Vice President of Sales & Marketing for AAR Corp. where he worked for 14 years. During his tenure at AAR, he held various General Manager positions with overall responsibility for their New Parts Distribution Group, PMA Parts Group and Engine Parts Group. His prior experience with AAR also included roles as Vice President of their Engine Sales & Leasing Group, Engine Parts Regional Sales Manager and European Parts Regional Sales Manager (while based in their London, UK location). Mr. King is a graduate of the University of Illinois where he earned a BA in Economics and Marketing.

        Cole T. Reese.    Mr. Reese has been the Chief Tax and Accounting Officer of our company since September 2002. and has been appointed Chief Operating Officer of AerCap Group Services, B.V. since January 2008. Prior to joining AerCap, Mr. Reese worked for nine years for MCC Financial Corporation, a turboprop operating lessor in Washington D.C., where he ultimately became Chief Financial Officer. Mr. Reese also worked for three years with Ernst & Young. He is a U.S. certified public accountant and holds a Master's degree in Accountancy and a BS in Accounting from Brigham Young University.

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

Executive Officer Compensation

        In 2008, we paid an aggregate of approximately $7.5 million in cash and benefits as compensation to our 8 executive officers during the year. In 2008, we paid our executive officers annual target bonuses, which are based on an evaluation of individual performance and the Company's achievement of established targets. All bonuses are determined by our Chief Executive Officer with approval from the Nomination and Compensation Committee, and the Board of Directors, upon recommendation of the Nomination and Compensation Committee determines the amount of any bonuses for our Chief Executive Officer. In 2008, the Nomination and Compensation Committee agreed to pay two executive officers $1,000,000 each in December 2011 if they are employees in good standing at such time.

Equity Incentive Plans

Equity Incentives issued by the Cerberus Funds

        In connection with the 2005 Acquisition and again during 2006, the Cerberus Funds, our indirect shareholders, issued restricted shares and stock options to certain of our employees, directors and a consultant to retain such individuals and motivate them to achieve our primary long-term performance goals. With the exception of options on shares in the Cerberus Funds outstanding to three members of management representing indirectly 1.0% of our ordinary shares, the restricted shares and options which were subject to vesting criteria were satisfied at the time of our initial public offering in 2006. In addition, all the shares and options in the Cerberus Funds were subject to repurchase by the Cerberus Funds in certain circumstances through November 27, 2008. No shares or options were ultimately repurchased by the Cerberus Funds prior to November 27, 2008, when the repurchase right lapsed. In connection with exchange rights granted by the Cerberus Funds at the time of our initial public offering, restricted shares and options in the Cerberus Funds held by current employees of AerCap representing indirectly 1.2% of our ordinary shares have now been exchanged for AerCap shares and are now held directly by such employees. In addition to remaining options on Cerberus Fund shares and the AerCap shares held directly by current employees as a result of exercising their exchange rights, fully-vested options issued by the Cerberus Funds exercisable for AerCap shares are held by members of our board of directors (including our Chief Executive Officer) representing indirectly 1.9% of our ordinary shares.

        The indirect and direct ownership in our ordinary shares represented by the grants of shares and options discussed above are reflected in the table under "—Share Ownership".

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

        In September 2007 and June 2008, a total of 2.4 million and 0.1 million, respectively of non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The September 2007 and June 2008 options are exercisable at a strike prices of $24.63 and $15.03 per share option, respectively.

        In December 2008, a total of 0.7 million non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued vest at December 31, 2011 if the option holder is still employed full-time by the Company or any of its affiliates and all options are exercisable at a strike price of $2.95 per share option.

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

        Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer and the Chairman are present at the meeting. All resolutions must be passed by an absolute majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors or in his or her absence, the Vice Chairman.

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

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of up to ten current members of our senior management. The current members of our Group Executive Committee are Klaus Heinemann, Keith Helming, Aengus Kelly, Patrick den Elzen, Erwin den Dikken, Cole Reese and Soeren Ferré.

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million. It is chaired by our Chief Financial Officer and is comprised of members of the Group Executive Committee and non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Soeren Ferré, Klaus Heinemann, Robert Warden, Patrick den Elzen, Aengus Kelly and James Chapman.

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

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of the Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment to the Board of Directors. In addition our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment and recommends candidates for positions in the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee, the Group Executive Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is comprised of two non-executive directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Brett Ingersoll, Marius Jonkhart and Pieter Korteweg.

Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2006	December 31, 2007	December 31, 2008
Amsterdam, The Netherlands	71	88	87
Shannon, Ireland	37	42	44
Fort Lauderdale, FL	13	16	17
Miami, FL(1)	163	172	128
Goodyear, AZ(1)	67	75	83
Other	—	9	23

Total	351	402	382

    (1)
    Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006. We also lease small offices in Shanghai (China), Irvine (TX) and Brighton (UK) and Singapore.

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

        The following table sets forth beneficial ownership of our shares which are held by members of our senior management team and our non-executive directors:

	Cerberus Fund Options(1)		AerCap Holdings N.V. Options/Shares
	Ordinary shares underlying vested, but unexercised options(2)(3)	Ordinary shares underlying unvested options(2)(3)(4)	Ordinary shares underlying options(5)	Ordinary shares acquired through exercise of Cerberus Fund exchange right	Ordinary shares acquired through open market purchases	Fully Diluted Ownership Percentage(6)
Directors:
Ronald J. Bolger	27,734	—	—	—	—		*
James N. Chapman	55,300	—	—	—	2,000		*
Pieter Korteweg	55,469	—	—	—	—		*
W. Brett Ingersoll(7)	—	—	—	—	—	—
Klaus W. Heinemann(8)	1,409,926	—	—	—	35,000	1.7%
Marius J. L. Jonkhart	27,734	—	—	—	10,000		*
Gerald P. Strong(7)	—	—	—	—	—	—
David J. Teitelbaum(7)	—	—	—	—	—	—
Robert G. Warden(7)	—	—	—	—	—	—
Executive Officers:
Wouter M. (Erwin) den Dikken	54,905	26,437	350,000	148,565	10,000		*
Patrick den Elzen	—	—	—	144,581	15,000		*
Soeren E. Ferré	—	—	500,000	167,366	6,000		*
Keith A. Helming	396,758	240,152	500,000	—	25,000		*
Aengus Kelly	109,813	52,870	750,000	252,791	10,000		*
Michael King	—	—	350,000	—	—
Cole T. Reese	—	—	350,000	209,227	10,000		*

All our directors and executive officers as a group (20 persons)	2,137,639	319,459	2,800,000	922,530	123,000	3.7%

*
Less than 1.0%.

(1)
Shareholdings reflect indirect beneficial ownership of AerCap Holdings N.V. held through ownership of restricted common shares or options issued by the Cerberus Funds to acquire common shares of the Cerberus Funds or common shares of AerCap Holdings N.V. owned by the Cerberus Funds on a fully diluted basis, assuming the vesting and exercise of all outstanding share options.

(2)
All options outstanding expire on June 30, 2015.

(3)
The exercise price of options held by Mr. Heinemann is $0.00. The exercise price of all other options is equivalent to $7.00 per ordinary share.

(4)
None of these options are exercisable within 60 days.

(5)
Two million of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 100,000 of these options expire on June 2, 2018 and carry a strike price of

  $15.03 per option. The remaining 700,000 options expire on December 11, 2018 and carry a strike price of $2.95 per option. 218,750 of the options expiring on September 13, 2017 with a strike price of $24.63 per option are currently exercisable. None of the other options listed are exercisable within 60 days.

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

        The address for all our officers and directors is c/o AerCap Holdings N.V., Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our common outstanding shares as of March 13, 2009, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Stephen Feinberg(1)	30,262,966	35.6%
Bank of America Corporation	8,926,278	10.5%
Wellington Management Company, LLP	8,073,849	9.5%

    (1)
    Cerberus beneficially owns 37.3% of our ordinary shares on a fully diluted basis assuming the vesting and exercise of all outstanding Cerberus Fund options. All of these shares have the same rights as our other ordinary shares. Stephen Feinberg exercises sole voting and investment authority over all of our ordinary shares owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 37.3% of our ordinary shares. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

        As of December 31, 2008, none of our ordinary shares were held by record holders in the Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

Related Party Transactions with Current Affiliate

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Calyon and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed the performance of AerDragon under debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.2 million as a guarantee fee and for these management services during 2007. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

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

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling $1.2 million in 2005 and 2006. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our AeroTurbine Acquisition. In addition, this amount also includes $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. If we accept services from individuals employed by or contracted through Cerberus in the future, we will establish consulting agreements directly with such individuals instead of working with them through Cerberus. We expect these arrangements to reflect arms' length negotiations that will not be more favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We lease two A321-200 model aircraft to Air Canada. Both leases expire in 2014. Cerberus indirectly controls 6.7% of the equity of Air Canada and 45.8% of the equity interest in AerCap Holdings N.V.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are and or were also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in March 2010. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2008, we had drawn and there remained outstanding $394.8 million of the class A loans and $82.5 million of the class B loans.

        Until November 2007, our AeroTurbine subsidiary leased their office and warehouse located in Miami, Florida from an entity owned by the current Chief Executive Officer and Chief Operating Officer of AeroTurbine. In November 2007, the entity sold the office and warehouse to an unrelated third party. AeroTurbine continues to occupy the premises under a lease which expires in 2013.

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

        In 2008, we acquired one A320-200, two Boeing 737s, Boeing 757 and six MD80s from EntreCap, an entity controlled by Cerberus. The purchase price of these aircraft was approximately $67 million.

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

        Wings is a wholly owned subsidiary of DASA, who is wholly owned by one of our Previous Shareholder Lenders. We provide aircraft lease management and remarketing services to Wings for which we received fees of $1.6 million and $0.7 million for the year ended December 31, 2004 and the six months ended June 30, 2005, after which Wings is no longer a related party due to the sale of our shares by our Previous Shareholder Lenders.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information.

        Please refer to Item 18. Financial Statements and to pages F-1 through F-44 of this annual report.

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

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2008	21.12	2.11
Quarterly highs and lows
Quarter 1 2008	21.12	14.22
Quarter 2 2008	20.07	11.37
Quarter 3 2008	16.30	9.98
Quarter 4 2008	10.77	2.11
Monthly highs and lows
January	21.12	14.22
February	20.24	16.81
March	20.47	16.57
April	20.07	15.95
May	18.72	14.60
June	15.16	11.37
July	15.27	11.39
August	16.30	12.18
September	16.00	9.98
October	10.77	5.37
November	7.69	2.11
December	4.52	2.45
2009
January	6.31	3.08
February	5.45	3.00
March (through March 31, 2009)	3.83	1.83

    (1)
    Share prices provided are closing prices for all periods presented.

        On March 31, 2009, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $3.25.

Item 10.    Additional Information.

Memorandum and articles of association.

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2008, we had 200,000,000 authorized ordinary shares, par value €0.01 per share, of which 85,036,957 were issued and outstanding.

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

        At the annual general meeting held in 2008, pursuant to our articles of association, our shareholders delegated to our Board of Directors for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this annual report was 200.0 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. At the annual general meeting held in 2008, pursuant to our articles of association, the power to limit or exclude preemptive rights has been delegated to our Board of Directors for a period of five years.

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

        At the annual general meeting held in 2008, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares, which authorization is valid for 18 months.

Mandatory Offer

        Under the laws of the Netherlands any person that acquires, alone or in concert with others, directly or indirectly, the right to exercise at least 30% of the voting rights in our general meeting of shareholders is required, subject to limited statutory exceptions, to make a mandatory offer for all of our ordinary shares in the Company.

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

Risk Management and Internal Controls

        We have developed a system of policies and procedures for all areas of our operations, both financial and non-financial, that constitutes a broad system of internal control. This system of internal control has been developed through a risk-based approach and enhanced with a view to achieving and maintaining full compliance with the requirements of section 404 of the Sarbanes Oxley Act ("SOX"). Our system of internal control is embedded in our standard business practices and is validated through audits performed by our internal auditors and through management testing of SOX controls, which is performed with the assistance of external advisors. In addition, senior management personnel and finance managers of our main operating subsidiaries annually sign a detailed letter of representation with regard to financial reporting, internal controls and ethical principles. All of our employees working in finance or accounting functions are subject to a separate Finance Code of Ethics.

Controls and Procedures Statement Under the Sarbanes Oxley Act

        As of December 31, 2008, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

  •
  legal merger or legal demerger within the meaning of Title 7 of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek)

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

Disclosure of Insider Transactions

        Members of our Board of Directors and other insiders within the meaning of Section 5:60 of The Netherlands Financial Supervision Act must report to The Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for their own account, a transaction in our ordinary shares or in securities whose value is at least in part determined by the value of our ordinary shares.

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

Material contracts

        Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture. Pursuant to this agreement, AerVenture placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2007, 68 of the aircraft remained to be delivered under the agreement, consisting of 18 A319 aircraft and 50 A320 aircraft. The initial delivery schedule for the AerVenture aircraft includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered between 2008 and the end of 2011.

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

        Joint Venture Agreement, dated December 30, 2005 as amended on November 2, 2007 and December 12, 2007, among AerCap AerVenture Holding B.V. (as transferee of AerCap Ireland Limited), NLM AerVenture Holding B.V. (as transferee of International Cargo Airlines Company KSC) and AerVenture. The joint venture agreement established our AerVenture joint venture. In January 2006, LoadAir (the owner of NLM AerVenture Holding B.V.), an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. LoadAir has since defaulted on its obligations under the Joint Venture Agreement, and as a result of this default, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. In addition, all of the directors appointed by LoadAir were automatically removed. We now control AerVenture and appoint all of its directors.

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

        If the above mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

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

U.S. Tax Considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S.

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

        Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder been eligible for and actually claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against the U.S. Holder's federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at his election, deduct such otherwise creditable foreign taxes in computing his taxable income, subject to generally applicable limitations under U.S. law.

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

        Our belief that we will not be classified as a PFIC for the current taxable year is based on (i) our financial statements and (ii) our current plans, expectations and projections regarding the use of the net proceeds of the offering, the value and nature of our assets and the sources and nature of our income. However, the determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and that depends on the classification of various assets and income under applicable rules. It is unclear how some of these rules apply to us. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change or our business plan may result in our engaging in activities that could cause us to become a PFIC. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

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

        Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a "retroactive QEF election") may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder's ability to make a retroactive QEF election, the protective statement must be filed by the due date of the investor's return (including extensions) for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisors regarding the advisability of filing a protective statement.

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

        We urge prospective purchasers of ordinary shares to consult their tax advisors concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.

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

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2008 and our equity as of December 31, 2008 as set forth in our annual statutory accounts were $137.4 million and $1,132.4 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

        The following discussion should be read in conjunction with Notes 1, 2, 11 and 14 to our audited consolidated financial statements contained in this annual report, which provide further information on our derivative instruments contained in this annual report.

Interest Rate Risk

        The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps and floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates

        Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of December 31, 2008 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and floors. The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average Notional amounts	$2,768	$2,086	$1,753	$1,262	$883	$616	$879	$12.8
Weighted average strike rate	4.11%	4.17%	4.21%	4.85%	5.13%	5.27%	5.47%	—

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$192	$166	$141	$107	$70	$45	$27	$(10.7)
Weighted average pay rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—

        As of December 31, 2008, the interest rate caps and floors had notional amounts of $2.7 billion and a fair value of $12.8 million. As of December 31, 2008, the interest rate floors had notional amounts of $212 million and a fair value of ($10.7million). The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

        Our board of directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

        Our functional currency is the US dollar. As of December 31, 2008, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2008, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $62.1 million in US dollar equivalents and represented 48.4% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of directors and the members of our Disclosure committee, has evaluated, as of December 31, 2008, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2008 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F 2.

Changes in Internal Control Over Financial Reporting

        There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2007 and December 31, 2008:

	2007	2008
	(Euros in thousands)
Audit fees	€2,412	€2,586
Audit-related fees	—	—

Total	€2,412	€2,586

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

        Audit Related Fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. These fees comprise amounts for services for Sarbanes Oxley 404 controls design effectiveness review.

        During the 12-month periods ended December 31, 2007 and December 31, 2008, our auditors were not engaged to perform any services that are defined as tax fees or for any other type of services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our auditor. These services may include audit services, audit related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        Not applicable.

Item 16G.    Corporate Governance

        The New York Stock Exchange (NYSE) requires U.S. domestic entities with shares listed on the exchange to comply with its corporate governance standards. However, as a foreign private issuer, the NYSE only requires us to comply with the NYSE rules relating to audit committees and periodic certifications to the NYSE as long as we comply with home country corporate governance standards—in our case Dutch corporate governance standards. The NYSE requires that we disclose to investors any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE requirements.

        Among these differences, shareholder approval is required by the NYSE prior to the issuance of common stock:

  •
  to a director, officer or substantial security holder of the company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of shares of common stock or the voting power outstanding before the issuance, with certain exceptions;

  •
  that will have voting power equal to or in excess of 20 percent of either the voting power or the number of shares outstanding before the issuance, with certain exceptions; or

  •
  that will result in a change of control of the issuer.

        Under Dutch rules, shareholders can delegate this approval to the Board of Directors at the annual shareholders meeting. In the past, our shareholders have delegated this approval power to our Board at our annual meeting.

        In some situations, NYSE rules are more stringent, and in others the Dutch rules are. Other significant differences include:

  •
  NYSE rules require shareholder approval for changes to equity compensation plans, but under Dutch rules, shareholder approval is only required for changes to equity compensation plans for members of the Board of Directors;

  •
  All members of the audit, remuneration and nominating committees are required by NYSE rules to be independent. Under Dutch corporate governance rules these committees may have one non-independent member, and they may not be chaired by the Chairman of the Board;

  •
  Under Dutch rules, auditors must be appointed by the general meeting of shareholders. NYSE rules require only that they be appointed by the audit committee;

  •
  Both NYSE and Dutch rules require that a majority of the Board of Directors be independent, but the definition of independence under each set of rules is not identical. For example, Dutch rules require a longer "look-back" period for former directors; and

  •
  The Dutch rules permit deviation from the rules if the deviations are explained in accordance with the rules. The NYSE rules do not allow such deviations.

 PART III

Item 17.    Financial Statements.

        Not applicable.

Item 18.    Financial Statements.

        Please refer to pages F-1 through F-56 of this annual report.

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

Exhibit Number	Description of Exhibit
2.9	Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.(1)
2.10	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)(1)
2.11	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(2)(6)
2.12
Amended and Restated Trust Indenture, dated as of May 8, 2007, among Aircraft Lease Securitisation Limited, Deutsche Bank Trust Company Americas, as trustee, cash manager and Operating Bank and Calyon, as initial primary liquidity facility provider, and MBIA Insurance Corporation, as the policy provider(3)
2.13	Amendment No. 1 dated May 11, 2007 to Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(3)(6)
2.14
Amended and Restated Credit Agreement, dated May 8, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders and Class B Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas(3)
2.15
First Amendment Agreement, dated as of November 13, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, the Other Service Providers named therein, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders and Class B Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas(4)
2.16
Amendment, Restatement and Accession dated December 20, 2007 to Senior Loan Facility Agreement originally dated October 12, 2006 between AerCap Dutch Aircraft Leasing I B.V., as Borrower, Azzurro Aircraft Leasing Limited, as Additional Borrower, Calyon as Senior Arranger, Senior Agent and Collateral Trustee and the financial institutions named therein(4)
2.17	Amended and Restated Facility Agreement dated July 27, 2007 among AerVenture Limited, as Borrower, and Calyon S.A. and KfW, as Lenders, and Calyon S.A. as Security Trustee and Agent(4)
2.18
Second Amended and Restated Senior Credit Agreement, dated as of December 19, 2007, among AeroTurbine, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A., DekaBank Deutsche Girozentrale and Norddeutsche Landesbank Girozentrale, as Co-Documentation Agents(4)

Exhibit Number	Description of Exhibit
2.19	Amendment Agreement, dated November 2, 2007, among AerCap AerVenture Holding B.V., NLM AerVenture Holding B.V., International Cargo Airlines Company KSC and AerVenture Limited(4)
2.20	Amendment Agreement, dated December 12, 2007, among AerCap AerVenture Holding B.V., NLM AerVenture Holding B.V. and AerVenture Limited(4)
2.21
Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Calyon, as the Initial Primary Liquidity Facility Provider, and Calyon as the Class A-1 Funding Agent(5)
2.22
Facility Agreement, dated as of December 30, 2008 among the Banks and Financial Institutions named therein as ECA Lenders, Calyon as National Agent, ECA Agent and Security Trustee, Jetstream Aircraft Leasing Limited as Principal Borrower, AerCap Ireland Limited and AerCap A330 Holdings Limited as Principal AerCap Obligors, and AerCap Holdings, N.V.
2.23
Facility Agreement, dated as of March 12, 2009 among the Banks and Financial Institutions named therein as ECA Lenders, Calyon as ECA Agent and Security Trustee, Constellation Aircraft Leasing Limited as Principal Borrower, Andromeda Aircraft Leasing Limited and Aquarius Aircraft Leasing Limited as Lessees, AerVenture Limited and AerCap Holdings, N.V.
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

(1)
Previously filed with Registration Statement on Form F-1, File No. 333-138381.

(2)
Previously filed with Form 20-F for the year ended December 31, 2006.

(3)
Previously filed with Registration Statement on Form F-1, File No. 333-144468.

(4)
Previously filed with Form 20-F for the year ended December 31, 2007.

(5)
Previously filed with Form 6-K on September 11, 2008.

(6)
Portions of this exhibit have been omitted pursuant to an Order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ KLAUS HEINEMANN
Klaus Heinemann Chief Executive Officer

Date: April 1, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries ('the Company') at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Annual Report on Internal Control Over Financial Reporting' on page 110. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Rotterdam, April 1, 2009
PricewaterhouseCoopers Accountants N.V.

        H.F.M. Gertsen RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2007 and 2008

		As of December 31,
	Note	2007	2008
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$241,736	$193,563
Restricted cash	3	95,072	113,397
Trade receivables, net of provisions of $4,088 and $11,983	4	35,591	43,649
Flight equipment held for operating leases, net	5	3,050,160	3,989,629
Flight equipment held for sale		136,135	—
Net investment in direct finance leases		—	30,571
Notes receivable, net of provisions, of nil and nil	6	184,820	134,067
Prepayments on flight equipment	7	247,839	448,945
Investments	8	11,678	18,678
Goodwill	9	6,776	6,776
Intangibles	9	41,855	47,099
Inventory	10	90,726	102,879
Derivative assets	11	21,763	19,352
Deferred income taxes	16	85,253	82,471
Other assets	12	144,823	179,750

Total Assets		$4,394,227	$5,410,826

Liabilities and Shareholders' Equity
Accounts payable		$16,376	$7,510
Accrued expenses and other liabilities	13	81,379	104,750
Accrued maintenance liability		255,535	202,834
Lessee deposit liability		83,628	98,584
Debt	14	2,892,744	3,790,487
Accrual for onerous contracts	15	46,411	33,306
Deferred revenue		33,574	34,922
Derivative liabilities	11	—	12,378
Deferred income taxes	16	3,425	—
Commitments and contingencies	23	—	—

Total Liabilities		3,413,072	4,284,771
Minority interest, net of taxes		30,782	17,018
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)	17	699	699
Additional paid-in capital		602,469	609,327
Accumulated retained earnings		347,205	499,011

Total Shareholders' Equity		950,373	1,109,037

Total Liabilities and Shareholders' Equity		$4,394,227	$5,410,826

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2006, 2007 and 2008

		Year ended December 31,
	Note	2006	2007	2008
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	19	$443,925	$554,226	$605,253
Sales revenue		301,405	558,263	616,554
Management fee revenue		14,072	14,343	11,749
Interest revenue		34,681	29,742	18,515
Other revenue	6,13	20,336	19,947	4,181

Total Revenues		814,419	1,176,521	1,256,252
Expenses
Depreciation	5	102,387	141,113	169,392
Asset impairment	21	—	—	18,789
Cost of goods sold		220,277	432,143	506,312
Interest on debt	14	166,219	234,770	219,172
Operating lease in costs	15	25,232	20,176	14,512
Leasing expenses		21,477	18,825	55,569
Provision for doubtful notes and accounts receivable	4,6	(186)	745	3,746
Selling, general and administrative expenses(a)	20	149,364	116,328	128,268

Total Expenses		684,770	964,100	1,115,760
Income from continuing operations before income taxes and minority interest		129,649	212,421	140,492
Provision for income taxes	16	(21,246)	(25,123)	431
Minority interest, net of taxes		588	1,155	10,883

Net Income		$108,991	$188,453	$151,806
Basic and diluted earnings per share	22	$1.38	$2.22	$1.79
Weighted average shares outstanding, basic and diluted		78,982,162	85,036,957	85,036,957

(a)
Selling, general and administrative expenses include $78,635 ($69,133, net of tax), $10,916 ($9,477, net of tax) and $7,538 ($6,371, net of tax) of share-based compensation in the years ended December 31, 2006, 2007 and 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006, 2007 and 2008

	Year ended December 31,
	2006	2007	2008
	(US dollars in thousands)
Net income	$108,991	$188,453	$151,806
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(588)	(1,155)	(10,883)
Depreciation	102,387	141,095	169,392
Asset Impairment	—	—	18,789
Amortization of debt issuance costs	11,777	38,156	16,239
Amortization of intangibles	10,132	10,800	14,615
Gain on elimination of fair value guarantee	—	(10,736)	—
Gain on discounted purchase of securitized bonds	—	—	(2,783)
Provision for doubtful notes and accounts receivable	(186)	745	3,746
Capitalized interest on pre-delivery payments	(4,888)	(5,968)	(2,098)
Release of provision against debt	(4,139)	—	—
Gain on disposal of assets	(67,720)	(103,455)	(80,341)
Mark-to-market of non-hedged derivatives	(9,166)	(3,892)	51,646
Deferred taxes	21,011	13,929	(642)
Share-based compensation	78,635	10,916	6,858
Changes in assets and liabilities:
Trade receivables and notes receivable, net	30,299	(28,647)	(5,208)
Inventories	(24,216)	8,460	(5,469)
Other assets and derivative assets	(7,990)	(16,041)	(48,581)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	98,936	(41,904)	(28,001)
Deferred revenue	5,104	5,182	1,348

Net cash provided by operating activities	348,379	205,938	250,433
Purchase of flight equipment	(879,497)	(699,807)	(1,302,157)
Proceeds from sale/disposal of assets	253,199	449,313	487,475
Prepayments on flight equipment	(93,708)	(164,074)	(339,422)
Receipt of notes receivable in defeasance structures	—	—	44,157
Purchase of subsidiaries, net of cash acquired	(143,100)	—	—
Purchase of investments	(15,000)	—	(17,550)
Sale of investments	—	—	6,234
Purchase of intangibles	(10,636)	(18,427)	(21,410)
Movement in restricted cash	45,453	17,205	(18,325)

Net cash (used in) provided by investing activities	(843,289)	(415,790)	(1,160,998)
Issuance of debt	908,077	2,395,956	1,642,784
Repayment of debt	(607,721)	(2,025,298)	(742,258)
Debt issuance costs paid	(32,940)	(49,579)	(44,933)
Issuance of equity interests	143,617	—	—
Dividends paid to minority interests	(225)	—	—
Capital contributions from minority interests	32,750	—	5,000

Net cash provided by (used in) financing activities	443,558	321,079	860,593

Net increase (decrease) in cash and cash equivalents	(51,352)	111,227	(49,972)
Effect of exchange rate changes	(1,001)	(692)	1,799
Cash and cash equivalents at beginning of period	183,554	131,201	241,736

Cash and cash equivalents at end of period	$131,201	$241,736	$193,563

Supplemental cash flow information:
Interest paid	$145,793	167,306	141,330
Taxes paid (refunded)	267	17,691	631
Fair values of assets acquired and liabilities assumed in purchase acquisitions

AeroTurbine
Assets acquired	$305,321
Liabilities assumed	(160,619)

Cash paid	$144,702

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2006, 2007 and 2008

	Number of Shares	Share capital	Additional paid-in capital	Retained (loss) earnings	Total shareholders' equity
	(US dollars in thousands, except share amounts)
Year ended December 31, 2006
Balance at January 1, 2006	78,236,957	$646	$369,354	$49,761	$419,761
Issuance of equity capital in public offering	6,800,000	53	143,564	—	143,617
Share-based compensation	—	—	78,635	—	78,635
Comprehensive income:
Net income for the period	—	—	—	108,991	108,991

Comprehensive income					108,991

Balance at December 31, 2006	85,036,957	$699	$591,553	$158,752	$751,004

Year ended December 31, 2007
Balance at January 1, 2007	85,036,957	$699	$591,553	$158,752	$751,004
Share-based compensation	—	—	10,916	—	10,916
Comprehensive income:
Net income for the period	—	—	—	188,453	188,453

Comprehensive income					188,453

Balance at December 31, 2007	85,036,957	$699	$602,469	$347,205	$950,373

Year ended December 31, 2008
Balance at January 1, 2008	85,036,957	$699	$602,469	$347,205	$950,373
Share-based compensation	—	—	6,858	—	6,858
Comprehensive income:
Net income for the period	—	—	—	151,806	151,806

Comprehensive income					151,806

Balance at December 31, 2008	85,036,957	$699	$609,327	$499,011	$1,109,037

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

Variable interest entities

        In January 2006, we sold a 50% equity interest in AerVenture Ltd. ("AerVenture"), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture has contracted with Airbus for the delivery of up to 70 A320 family aircraft, including five aircraft subject to reconfirmation rights. between November 2007 and August 2011, with the intent of leasing these aircraft to third parties. The joint venture agreement requires us to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. Other than with respect to such equity contributions, we are not obligated to support the activities of AerVenture and creditors of AerVenture have no recourse to us. We have entered into agreements to provide management and marketing services to AerVenture in

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

return for management fees. In 2007 AerCap agreed to provide up to $70.0 million convertible debt to AerVenture. As of December 31, 2008 AerVenture had drawn $33.0 million under this convertible debt agreement. We have determined that AerVenture is a variable interest entity for which we are the primary beneficiary. As such, we have continued to consolidate AerVenture in our accounts since it's inception date. In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. In addition, all of the directors appointed by LoadAir were automatically removed. We now control AerVenture and appoint all of its directors.

        As further discussed in Note 14, we hold equity and subordinated debt investments in ALS I and AerFunding. ALS I and AerFunding are variable interest entities and we, as their primary beneficiaries under FIN 46(R), consolidate the accounts of ALS I and AerFunding in our accounts since their inception dates.

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company and affiliates of Calyon establishing AerDragon. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. The joint venture owned two aircraft at December 31, 2008, one of which it purchased from Airbus through an assignment of our purchase right under our 1999 Forward Order and one which it purchased directly from us. We act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. We provide aircraft management services to AerDragon in return for fees. As of December 31, 2008, we have determined that AerDragon is a variable interest entity. AerCap further determined that we are not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon according to the equity method. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2008, our maximum exposure to losses incurred by AerDragon consists of the carrying amount of our equity investment and the face value of the debt guaranteed, totaling $47.1 million.

        Annabel and Bella.    In 2005, we signed a joint venture agreement with Deucalion Capital Limited to form the Annabel joint venture in which we held a 27% equity interest. Annabel purchased a used A340 aircraft in 2005. The aircraft was on lease to Sri Lanka Airlines through 2015. The Annabel investment was sold in 2008. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we held a 50% equity interest. Bella purchased two used Airbus A330-322 aircraft in April 2006, one of which is on lease through 2009 and one of which is on lease through 2013. In 2008 we acquired the remaining 50% of Bella from Deucalion. Hence as of December 31, 2008 Bella was a fully owned subsidiary of AerCap.

        In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired are leased back to TUI Travel for varying terms. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. Under certain circumstances and at certain times, if the joint venture cannot meet its obligations under the senior debt facility, and the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

outstanding senior debt facility balance plus certain expenses and taxes in connection with the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners. We have determined that AerCap Partners is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated AerCap Partners in our accounts.

Risks and uncertainties

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. In order to meet our commitments under our forward order contracts, we will need to (i) access committed debt facilities and/or; (ii) secure additional financing for pre-delivery payment obligations and/or (iii) use our existing available cash balances, cash generated from aircraft leasing and sales, and, if necessary, the proceeds from potential capital market transactions. There has been a significant decrease in the amount of capital available to finance the purchase of aviation assets, including pre-delivery payments on forward order commitments, which has made it more challenging and expensive for us to obtain new credit. In addition, for part of our funding sources, we have traditionally also relied on sales of aircraft to generate cash to fund our operations and committed capital expenditures. However, as a consequence of the current global recession and financial crisis and the corresponding decrease in capital available to finance the purchase price of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft. If we cannot meet our obligations under our forward purchase commitment, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

        We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft and engines. As a result of the global recession and financial crisis, passenger traffic has decreased in many aviation markets worldwide. The resulting strain on our lessees could cause them to default under their leases with us, which could negatively impact our cash flows and results of operations. Furthermore, the value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward effect on lease rentals and residual values and may require that the carrying value of our flight equipment be materially reduced. In addition, if we are not able to sell our existing parts and engine inventory, we may be required to reduce the carrying value of such inventory through impairment charges.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

        We periodically perform reviews of the carrying values of our aircraft and customer receivables, inventory, the recoverable value of deferred tax assets and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

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

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilize professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

        As of July 1, 2008, we changed the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees. In the year ended December 31, 2008, $20.8 million was recorded as maintenance revenue as a result of the change in estimate. Of the $20.8 million, $7.8 million was collected from lessees during six month period ended December 31, 2008 and $12.9 million was collected in prior periods. The effect on net income from continuing operations was $18.2 million, or $0.21 basic and diluted earnings per share.

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

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is recognized as an intangible lease premium which is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

        Intangibles assets related to customer relationships are amortized over ten years, which is the length of time that we expect to benefit from existing customer relationships. The amortization in each year is based on the anticipated sales in each year which benefit from such relationships. Our FAA certificate is amortized straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates.

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

        All derivatives are recognized on the balance sheet at their fair value. Changes in fair values between periods are recognized as a reduction or increase of interest expense on the income statement, as we do not currently apply hedge accounting to our derivatives. Net cash received or paid under derivative contracts where material in any reporting period is classified as operating cash flow in our consolidated cash flow statements.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Other assets

        Other assets consist of receivables from aircraft manufacturers, prepayments, debt issuance costs, interest and other receivables and other tangible fixed assets. Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at various rates between 16% to 33% per annum over the assets' useful lives using the straight-line method. We capitalize costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense over the term of the related financing.

Accrued maintenance liability

        In all of our aircraft leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. Up to July 2008 we did not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. From July 1, 2008 forward the Company changed the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

        In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is an end-of-lease compensation adjustment for the difference at redelivery. We recognize receipts of end-of-lease compensation adjustments as lease revenue when received and payments of end-of-lease adjustments as leasing expenses when paid.

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

Share-based compensation

        We account for share-based compensation in accordance with FAS 123R, Share-based payment. Accordingly, we recognize compensation expense when it becomes probable that participants in share-based incentive plans, who hold direct or indirect equity interests in our shares or options to acquire such shares, will be able to achieve fair value. The amount of such expense is determined by reference to the fair value of the share or share option on the date of grant. The timing of expense recognition is determined with reference to the timing of lapsing of restrictions on restricted shares and vesting on share options, including the lapsing of repurchase rights which allow other parties to repurchase participants' shares at less than fair market value.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2007	2008
Cash received under lease agreements restricted per the terms of the relevant lease and cash securing our obligations under debt and derivative instruments	$86,846	$105,124
Cash securing our obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	6,837	6,837
Other	1,389	1,436

	$95,072	$113,397

        Restricted cash securing our obligations under debt includes amounts related to the ALS I, AerFunding, ALS II, AerCap Partners debt (Note 14), which requires that cash be placed in liquidity reserves.

4. Trade receivables, net of provisions

        Trade receivables consist of the following at December 31:

	2007	2008
Trade receivables	$39,679	$55,632
Allowance for doubtful accounts	(4,088)	(11,983)

	$35,591	$43,649

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves.

        The change in the allowance for doubtful trade receivable is set forth below:

	Year ended December 31,
	2006	2007	2008
Provision at beginning of period	$3,405	$2,496	$4,088
(Recoveries) Expense for doubtful accounts receivable	320	745	3,746
Reclassification to notes receivable allowance	(2,326)	—	—
Other(a)	1,097	847	4,149

Provision at the end of period	$2,496	$4,088	$11,983

    (a)
    Other includes direct write offs and cash accounting for certain trade receivables.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2006	2007	2008
Net book value at beginning of period	$2,189,267	$2,966,779	$3,050,160
Fair value of flight equipment acquired in business combinations	158,820	—	—
Additions	928,468	813,549	1,445,321
Depreciation	(106,240)	(137,014)	(164,249)
Impairment (See note 21)	—	—	(7,278)
Disposals	(195,273)	(341,599)	(319,793)
Transfers to direct finance leases/flight equipment held for sale	—	(136,135)	3,480
Transfer to inventory	—	(25,966)	(14,867)
Transfer to equity accounted joint venture(a)	—	(73,421)	—
Other(b)	(8,263)	(16,033)	(3,145)

Net book value at end of period	$2,966,779	$3,050,160	$3,989,629

Accumulated depreciation/impairment at December 31, 2006, 2007 and 2008	$(151,958)	$(225,678)	$(361,676)

    (a)
    During 2007 we sold two aircraft to our joint venture AerDragon. The investment in AerDragon is accounted for according to the equity method. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon (see Note 8).

    (b)
    As discussed further in Note 15, we settled a capital lease obligation at a discount of $8,263 in 2006 and settled onerous contract accruals at a discount of $16,033 and $3,145 in 2007 and 2008, respectively. These discounts were applied to reduce the net book value of the related aircraft.

        At December 31, 2008 we owned 160 aircraft and 71 engines, which we leased under operating leases to 84 lessees in 39 countries. The geographic concentrations of leasing revenues are set out in Note 19.

        Prepayments on flight equipment (including related capitalized interest) of $48,971, $93,213 and $140,414 have been applied against the purchase of aircraft during the years ended December 31, 2006, 2007 and 2008, respectively.

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2008:

	2009	2010	2011	2012
Capital expenditures	$1,322,820	$1,403,354	$212,658	$195,200
Pre-delivery payments	427,490	159,586	99,142	48,537

	$1,750,310	$1,562,940	$311,800	$243,737

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

        Our current operating lease agreements expire over the next twelve years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2008 are as follows:

Contracted minimum future lease receivables
2009	$597,215
2010	689,759
2011	700,382
2012	636,669
2013	571,354
Thereafter	2,289,644

$5,485,023

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

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2007	2008
Secured notes receivable	$6,320	$6,439
Notes receivable in defeasance structures	178,267	126,301
Notes receivable from lessee restructurings	233	1,327

	$184,820	$134,067

        In 2007, we sold our rights to a claim against a lessee in bankruptcy for a gain of $9,134 recorded as other revenue.

        The minimum future receipts under notes receivable at December 31, 2008 are as follows:

Minimum future notes receivable
2009	$8,788
2010	122,059
2011	1,610
2012	1,610
2013	—
Thereafter	—

$134,067

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

6. Notes receivable (Continued)

        The change in the allowance for doubtful notes receivable is set forth below:

	Year ended December 31,
	2006	2007	2008
Provision at beginning of period	$2,563	—	—
Expense for doubtful notes receivable	(506)	—	—
Reclassification from trade receivable allowance	2,326	—	—
Other(a)	(4,383)	—	—

Provision at the end of period	$—	—	—

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

        In 2005, through a wholly-owned special purpose company ("AerVenture"), we signed a letter of intent with Airbus for the forward purchase of 70 aircraft, including five aircraft subject to reconfirmation rights. ("2005 Forward Order"). As of December 31, 2008, 12 aircraft were delivered and three aircraft were transferred to AerCap. The remaining 50 aircraft (excluding the five aircraft subject to reconfirmation rights which will not be reconfirmed) are scheduled to be delivered between 2009 and 2011. Included in the 50 aircraft are seven delivery positions which have been sold to a third party. As discussed above, we consolidate the accounts of AerVenture as it is a variable interest entity for which we are the primary beneficiary.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 wide-body aircraft ("A330 Forward Order"). In May 2007, we added an additional ten A330-200 aircraft to this order. The delivery schedule for the 30 A330-200 aircraft order included delivery of two aircraft in 2008, delivery of eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012. As of December 31, 2008, 28 of the aircraft remained to be delivered pursuant to the agreement.

        In connection with all three forward order contracts, we are required to make scheduled prepayments toward these future deliveries (see table in Note 5). A total amount of interest of $6,236, $10,348 and $13,582 was capitalized with respect to these payments for the years ended December 31, 2006, 2007 and 2008, respectively. As described in Note 15, because the contracted purchase prices of the aircraft at delivery under the 1999 Forward Order were in excess of the anticipated fair market value of the aircraft at delivery, we recognized an accrual for onerous contracts with respect to this forward order at the 2005 Acquisition.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

7. Prepayments on flight equipment (Continued)

        Following is a summary of the movements in prepayments on flight equipment during the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
Net book value at beginning of period	$115,657	$166,630	$247,839
Fair value of acquired prepayments	—	—	—
Prepayments made	93,708	164,074	327,938
Prepayments applied against the purchase of flight equipment	(48,971)	(93,213)	(140,414)
Interest capitalized	6,236	10,348	13,582

Net book value at end of period	$166,630	$247,839	$448,945

8. Investments

        Investments consist of the following at December 31:

	2007	2008
Subordinated debt investment in single aircraft owning company	$3,000	$—
25% equity investment in unconsolidated joint venture (AerDragon)	8,678	18,678

	$11,678	$18,678

        Our subordinated debt investment in a single aircraft owning company was accounted for at cost, the investment was sold in 2008 resulting in a gain of $3,234. Our 25% equity investment in an unconsolidated joint venture is accounted for under the equity method. During 2007, we sold two aircraft to our joint venture AerDragon. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon in 2007. In 2008 we invested an additional $10,000 in our joint venture AerDragon. As of December 31, 2008 we still hold a 25% equity investment.

9. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization:

	As of December 31, 2007
	Gross	Accumulated amortization	Other (Note 16)	Net
Lease premiums	$74,937	$(24,872)	$(29,064)	$21,001
Customer relationships—parts	19,800	(2,513)	—	17,287
Customer relationships—engines	3,600	(1,802)	—	1,798
FAA certificate	1,100	(123)	—	977
Non-compete agreement	1,100	(308)	—	792

Net book value at end of period	$100,537	$(29,618)	$(29,064)	$41,855

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

	As of December 31, 2008
	Gross	Accumulated amortization		Other (Note 16)		Net
Lease premiums	$96,347	$(37,910	)(a)	$(29,064	)(b)	$29,373
Customer relationships—parts	19,800	(4,534)		—		15,266
Customer relationships—engines	3,600	(2,183)		—		1,417
FAA certificate	1,100	(197)		—		903
Non-compete agreement	1,100	(960)		—		140

Net book value at end of period	$121,947	$(45,784)		$(29,064)		$47,099

(a)
Includes ($1,551) from the write-off of lease premium in connection with the sale of related aircraft.

(b)
Reduction of $17,431 and $5,386 inclusive of deferred tax effect determined through the iterative calculation due to elimination of valuation allowances in Ireland and the U.S., respectively existing at the date of the 2005 acquisition (Note 16)

        The following table presents the changes to amortizable intangible assets during the periods indicated:

	Year ending December 31,
	2007	2008
Net carrying value at beginning of period	$34,229	$41,855
Purchases of intangible lease premiums	18,427	21,410
Amortization	(10,801)	(14,615)
Disposals	—	(1,551)

Net carrying value at end of period	$41,855	$47,099

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2009	$14,331
2010	11,654
2011	6,558
2012	4,750
2013	3,701
Thereafter	6,105

$47,099

        The remaining weighted average amortization period for the amortizable intangible assets is 60 months. Please refer to Note 21 for the impairment analysis of intangible assets.

        We recognized goodwill of $38,199 in the acquisition of AeroTurbine on April 26, 2006. As described below in Note 16, as a result of the AeroTurbine acquisition, we reduced goodwill by $31,423 in connection with the reduction of a valuation allowance against our US tax assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

        Goodwill is tested for impairment on an annual basis, and more frequently if indicators of potential impairment exist, such as a decline in company's stock price, using a fair-value based approach. The valuation for impairment is generally based on valuation models that incorporate internal projections of expected future cash flows and operating plans. The annual impairment tests are performed as of December 31.

        SFAS 142 requires that the impairment test be performed through the application of a two-step fair value test. The first step of the test compares the book value of our reporting unit, to its estimated fair value at the respective test dates. The estimated fair values of the reporting unit is computed using the present value of estimated future cash flows. If fair value is less than carrying value, a second step must be performed to quantify the amount of the impairment, if any. The second step of the impairment test compares the fair value of these assets to their book values. The implied fair value of goodwill is calculated as the excess of the estimated fair value of the reporting unit being tested over the fair value of the tangible assets and liabilities as well as existing recorded and unrecorded identifiable intangible assets. The estimated implied fair value of goodwill is compared to its respective carrying value and any excess carrying value is recorded as an impairment charge.

        AeroTurbine was tested for impairment due to adverse conditions in the aviation industry. Based on our outlook, the fair value of the AeroTurbine, as determined using the estimated present value of future cash flows, supported the recorded goodwill of $6,776.

10. Inventory

        Following are the major classes of inventory at December 31,

	2007	2008
Engine and airframe parts	$82,220	$69,966
Work-in-process	6,718	13,218
Airframes	239	5,404
Engines	1,549	14,291

	$90,726	$102,879

11. Derivative assets and liabilities

        We use a variety of derivative instruments to manage exposure to interest rate and foreign currency risk. These derivative products can include interest rate caps, floors, options and forward contracts.

        As of December 31, 2008, we had interest rate caps and floors and several foreign currency forward contracts with combined notional amounts of $2.9 billion and a fair value of $6,973. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

11. Derivative assets and liabilities (Continued)

        We have not applied hedge accounting under SFAS 133, Accounting for Derivatives, to any of the above derivatives. The change in fair value of the derivatives, therefore, is recorded in income from continuing operations before income taxes and minority interests as an increase in interest expense as specified below:

	Year ended December 31,
	2006	2007	2008
Change in fair value of derivatives	$7,874	$(14,592)	$(58,153)

        Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. Cash under such arrangements is included in restricted cash (Note 3).

        The maximum length of time over which we are hedging our exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 12 years.

12. Other assets

        Other assets consist of the following at December 31:

	2007	2008
Debt issuance costs	$69,728	99,486
Other tangible fixed assets	13,124	16,313
Receivables from aircraft manufacturer	32,002	25,912
Prepaid expenses	5,923	7,428
Current tax receivable	3,906	5,356
Other receivables	20,140	25,255

	$144,823	$179,750

        The increase in debt issuance costs is mainly caused by the closing of Aircraft Lease Securitisation II on June 26, 2008.

        Amortization of debt issuance costs was $11,777, $38,156 and $16,239 for the years ended December 31, 2006, 2007 and 2008, respectively. The unamortized debt issuance costs at December 31, 2008 amortize annually from 2009 through 2032.

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2007	2008
Guarantee liability	$3,926	$3,219
Accrued expenses	49,393	57,851
Accrued interest	14,432	13,608
Lease deficiency	8,201	12,574
Deposits under forward sale agreements	5,427	17,498

	$81,379	$104,750

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

        In addition to the sublease assignments, we also issued guarantees to the head lessors covering the sublessee's obligations to the head lessors under the assigned subleases. We would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2008, the maximum amount which we could be required to pay is estimated at $6,837. The subleases and our obligations under the guarantees expire between the years 2009 and 2013. As referenced in Note 3, our potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to us according to a set schedule as the sublessee fulfills its obligations under the leases.

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

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 49 months.

        Deposits under forward sale agreements—In 2007, AerVenture Ltd. entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third party buyer. Because retention of the total economic benefit of the transaction to AerVenture is subject to performance criteria by AerVenture and the third party buyer and subject to ultimate delivery of the aircraft to the third-party buyer, sales recognition has been deferred until delivery of each aircraft. Under the contract, AerVenture will receive some payments that will ultimately be re-paid and some payments which it will permanently retain. Amounts collected by AerVenture which will be re-paid are recognized as deposits under forward sales agreements, while amounts received that will be retained will be classified as deferred revenue in periods prior to delivery and recognized as sales revenue upon delivery.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt

        Debt consists of the following as of December 31:

	2007	2008	Weighted average interest rate December 31, 2008	Maturity
ECA-guaranteed financings	$563,835	$636,813	3.34%	2009-2020
JOL financings	95,819	91,095	2.64%	2009-2015
AerVenture pre-delivery payment facility—Calyon	87,007	96,432	4.18%	2009-2010
AerVenture pre-delivery payment facility—HSH	—	68,109	3.70%	2009-2012
A330- pre-delivery payment facility	28,372	121,027	1.24%	2009-2010
UBS revolving credit facility	61,117	477,277	3.47%	2009-2014
AT revolving credit facility	111,238	194,188	5.22%	2009-2011
Calyon aircraft acquisition facility	128,443	211,346	2.52%	2009-2013
TUI portfolio acquisition facility	—	407,804	3.48%	2009-2015
Subordinated debt joint venture partner	—	61,921	20.00%	2009-2015
Engine acquisition facility	—	53,300	3.16%	2009-2010
Commercial bank debt	231,414	124,358	4.04%	2009-2019
ALS Securitisation I debt	1,407,623	1,120,516	2.15%	2009-2032
Capital lease obligations under defeasance structures	177,876	126,301	5.39%	2009-2010

	$2,892,744	$3,790,487

        The weighted average interest rate in the table above includes the impact of derivative instruments which we hold to hedge our exposure to interest rates.

        Aggregate maturities of debt and capital lease obligations during the next five years and thereafter are as follows:

Debt maturing
2009	$552,028
2010	614,053
2011	348,625
2012	624,915
2013	271,499
Thereafter	1,379,367

$3,790,487

        ECA-guaranteed financings—Airbus A320 aircraft—In April 2003, we entered into an $840,000 export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1,215,000 for a further three years. In December 2008, the export credit facility was further amended to cover an additional one aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the ECA Facility are such that the ECA only approve funding for aircraft that are due for delivery on a

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month Libor ranges from 0.12% to 0.90%. We are obligated to repay principal on ECA loans over a 10 or 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        At December 31, 2008, we had financed 20 aircraft under the ECA Facility. The net book value of aircraft pledged to the ECA under the ECA Facility and the previous ECA loans was $708,559 at December 31, 2008.

        ECA-guaranteed financings—Airbus A330 aircraft—In December 2008, we entered into a $1.41 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The margin over three-month Libor ranges from 0.35% to 0.80% for the first four export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis. We are obligated to repay principal on ECA loans over a 10 or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2008 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

        The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We will enter into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerCap. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by us.

        At December 31, 2008, no aircraft under this facility have been delivered from the manufacturer.

        JOL Financings—In 2004 we entered into several Japanese operating lease ("JOL") finance structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. The interest rate on the subordinated loans is fixed and the interest rate on the senior loans are variable based on three- and six-month LIBOR with spreads ranging from 0.25% to 1.35%. The security structures of the JOL financings require that legal title to the aircraft be transferred to and held by a

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

special purpose company controlled by the respective lenders. We have entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the JOL financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the respective financing. The obligations of each of our aircraft-owning subsidiaries under the JOL financings are guaranteed by us. All loans under the JOL financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. At December 31, 2008, we had financed three aircraft under JOL structures. The net book value of aircraft pledged to JOL financings was $82,857 at December 31, 2008.

        AerVenture Pre-delivery Payment Facility—Calyon—Our consolidated joint venture vehicle, AerVenture, has entered into a credit facility during 2006 with Calyon to finance a portion of the pre-delivery payments to Airbus in an amount up to $207.5 million ("AerVenture Facility"). Prior to drawing on the facility, AerVenture will pay, on average, 15% of the pre-delivery payment amount owed for each aircraft. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. Borrowings under the AerVenture Facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 30 aircraft covered by the facility, including the right to take delivery of the aircraft where Calyon has provided the pre-delivery payments and the aircraft remains undelivered. The AerVenture Facility contains customary affirmative and financial covenants for secured financings. We have agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture Facility is fully repaid. AerVenture is required to maintain a minimum net worth and a debt to equity ratio below a specified threshold.

        AerVenture Pre-delivery Payment Facility—HSH Nordbank AG —In January 2006, AerVenture Limited signed a purchase agreement for the purchase of up to 70 aircraft, including five aircraft subject to reconfirmation rights from Airbus. As of December 31, 2008, eleven of the aircraft had been delivered and the remaining are scheduled to be delivered between first quarter 2009 and second quarter 2011. In connection with the scheduled delivery of the remaining 37 of the aircraft, AerVenture Limited entered into a facility in April 2008 with HSH Nordbank AG to finance a portion of the pre-delivery payments to Airbus in an amount up to $269.2 million. Prior to drawing on the AerVenture facility, AerVenture Limited will pay, on average, 15% of each pre-delivery payment amount owed for each aircraft. AerVenture Limited must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. The aggregate principal amount of the loans outstanding under the facility was $68.1 million as of December 31, 2008.

        Borrowings under the AerVenture facility will bear interest at a floating rate, equal to the higher of one-month LIBOR plus a margin of 1.20% and HSH's cost of funds plus a margin of 1.20%, in either case payable monthly in arrears after the initial drawing on the facility. Borrowings under the AerVenture facility may be prepaid (subject to minimum amounts of $1.0 million and to AerVenture giving the agent at least 10 Business Days' notice) without penalty, except for break funding costs if payment is made on a day other than an interest payment date. The maturity date of the AerVenture

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

facility will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b) December 31, 2012.

        Borrowings under the AerVenture facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 37 aircraft covered by the facility, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered. The AerVenture facility contains customary covenants for secured financings. AerVenture also covenants in the AerVenture facility (a) not to elect to change the aircraft model, the thrust rating of any engine or the delivery date for any aircraft, (b) to notify the agent if the total cost of Specification Change Notices, or "SCNs" for any aircraft will exceed the SCN budget for such aircraft and (c) pay all buyer furnished equipment, or BFEs prior to the delivery date.

        UBS Revolving Credit Facility—AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland and is a consolidated subsidiary. AerFunding was formed for the purpose of acquiring used aircraft assets which we acquire in the market. AerFunding entered into a non recourse senior secured revolving credit facility during 2006 in the aggregate amount of up to $1,000,000 with a syndicate of financial institutions led by UBS.

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

        At December 31, 2008, we had financed 14 aircraft under the UBS revolving credit facility. The net book value of aircraft pledged to lenders under the credit facility was $530,109 at December 31, 2008.

        AeroTurbine Revolving Loan Facility—In connection with the prepayment of the existing senior and subordinated debt with Calyon with the proceeds of our initial public offering, we amended and restated our AeroTurbine credit facilities and increased the capacity under the revolving loan facility to $220,000. On December 19, 2007, the facility size was increased to $328,000 including the addition of a

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

letter of credit facility in the amount of $10,000 (which amount is included in the total commitment of $328,000). Borrowings under the revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries. The revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to incur additional indebtedness; create liens on assets, including assets financed with proceeds from the revolving loan facility; make advances, loans, extensions of credit, guarantees, capital contributions or other investments; engage in mergers or consolidations; engage in certain sale-leaseback transactions; change the business conducted by AeroTurbine and its subsidiaries; and make certain capital expenditures. Additionally, the revolving loan facility includes a restriction in AeroTurbine's ability to declare or pay dividends or other asset distributions to other group companies above a certain defined threshold. The revolving loan facility also requires AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios. All of AeroTurbine's tangible assets of approximately $444,863 at December 31, 2008 are pledged as collateral for the revolving loan facility.

        Calyon Aircraft Acquisition Facility—In connection with the purchase of a portfolio of up to 25 aircraft from GATX, our consolidated subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248,000 with Calyon and certain other financial institutions. On December 20, 2007, the original facility was amended and supplemented to allow for an additional senior facility in an aggregate amount of up to $150,000 to be provided by Calyon and certain other financial institutions. This additional facility is available to finance a percentage (calculated by reference to relevant aircraft types and lease status) of the purchase price of a variety of specified aircraft makes and models. Borrowings under the additional facility can be used to finance the lesser of 85% of the purchase price and up to 72.5% of the appraised value of the aircraft. Borrowings under the senior facility are secured by mortgages on the aircraft and security interests in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests. The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities. At December 31, 2008, we had financed 29 aircraft under the original loan facility. The net book value of the aircraft pledged to lenders under the loan facility was $317,839 at December 31, 2008.

        ALS Securitisation I Debt—Aircraft Lease Securitisation Limited ("ALS I") is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS I is owned 95.1% by Jersey charitable trusts and 4.9% by AerCap Ireland and is a consolidated subsidiary. ALS I was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On May 8, 2007, we completed a refinancing of ALS I with the issuance of $1.66 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding ALS I debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS I's aircraft portfolio size to 70 aircraft. As a result of the refinancing, in 2007, we recorded additional interest expense of $27,402 related to the write-off of unamortized debt issuance costs. Since the refinancing, ALS I has sold 8 aircraft, resulting in an aircraft portfolio size of 62 aircraft at December 31, 2008.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements. The net book value of the remaining 62 aircraft pledged as collateral for the securitization debt was $1,361,285 at December 31, 2008.

        ALS I is bankruptcy-remote from us and the lenders to ALS I may only look to proceeds derived from the 62 ALS I aircraft for repayment. The indenture agreement, which governs the securitized notes, require that ALS I hold a designated amount of cash aside in restricted accounts for future cash flow requirements of ALS I. All cash held by ALS I is recorded as restricted cash on our balance sheets. The indenture also requires ALS I to comply with a number of general and operating covenants including, but not limited to the following:

        Limitations on aircraft modifications, acquisition and disposals.

        Limitation on transactions with us and our affiliates.

        Maintenance of separate existence.

        Compliance with concentration limits with regard to financial strength, regional location and specific country of lessees.

        Aircraft Lease Securitisation II Debt—On June 26, 2008, we completed a securitization in which Aircraft Lease Securitisation II Limited ("ALS II") issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's and A1 by Moody's. The class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders have committed to advance funds, subject to certain conditions, up to an aggregate amount of $1 billion in connection with the purchase of aircraft by ALS II. The principal balance of the class A-1 notes will increase in an amount equal to the amount advanced by each commitment holder. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The aggregate principal balance of the class A-1 notes together with the class A-2 notes will not exceed $1 billion. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders will be applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture Limited (our consolidated joint venture), with the first aircraft delivery to ALS II expected to occur in May 2009. The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture Limited between 2007 and 2011. The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of ALS II. The final maturity date of the notes will be June 26, 2032.

        The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of ALS II as well as by ALS II's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ALS II aircraft will be placed in a collection account and paid out according to a priority of payments.

        At December 31, 2008, no aircraft under this facility have been delivered from the manufacturer.

        TUI Portfolio Acquisition Facility—In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

and leaseback transaction pursuant to which it agreed to purchase 11 Boeing B737-800, six Boeing B757-200 and two Boeing B767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI. To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners entered into a senior facility in an amount of up to $448.6 million with Calyon, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Calyon and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing B737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners must repay the lenders for the amounts drawn on the senior facility in monthly instalments starting on July 1, 2008 and the first day of each month thereafter (each a repayment date). The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2008 was $407.8million. Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2010 and 2.00% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date. Borrowings under the AerCap Partners facilities may be prepaid without penalty, except for break funding costs if payment is made on a day other than a repayment date. The maturity date of the senior facility will be, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012. If AerCap Partners 1 Limited is the owner of the aircraft on the relevant put option date relating to one of the 19 aircraft (April 1, 2015 in respect of the B737-800 aircraft and April 1, 2012 in respect of each other aircraft) and amounts under the facility remain outstanding with respect to that aircraft on that put option date, Calyon can require AerCap Holdings N.V. (i) to purchase that aircraft, (ii) to purchase that aircraft and the shares of the relevant lessor of that aircraft or (iii) to purchase the beneficial interest that AerCap Partners 1 Limited has in that aircraft. Calyon can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners by Royal Bank of Scotland plc. The senior facility contains customary covenants for secured financings through special purpose companies. AerCap Partners also covenants in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%.

        TUI Portfolio Subordinated Debt—On June 20, 2008, AerCap and our joint venture partner in the TUI portfolio acquisition each subscribed $62.8 million of 20% fixed rate subordinated loan notes, or subordinated loan notes, issued by AerCap Partners. The subordinated debt held by AerCap is eliminated in consolidation of the joint venture, AerCap Partners, a consolidated subsidiary. The subordinated loan notes are fully subordinated in all respects including in priority of payment to,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

amongst other debts of AerCap Partners, the senior facility. As is the case in respect of the senior facility, the obligation of AerCap Partners to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by AerCap Partners.

        Interest accrues on the subordinated loan notes at a rate of 20% per annum. Subject to certain exceptions, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to AerCap Partners to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then AerCap Partners must pay the maximum amount of interest that can properly be paid to the noteholder on the relevant interest payment date and the unpaid interest carries interest at a rate of 20% per annum until paid. Outstanding subordinated loan notes must be redeemed by the later of December 31, 2015 and the date falling six months after the later of the senior facility tranche 1 maturity date and the senior facility tranche 2 maturity date. Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, AerCap Partners may at any time redeem all or any of the outstanding subordinated loan notes. The collateral granted in respect of the senior facility also secures the debt constituted by the subordinated loan notes. However, the rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others.

        AerCap Engine Leasing Limited Credit Agreement—On June 25, 2008, AerCap Engine Leasing Limited, a wholly owned subsidiary, entered into a credit agreement with Citibank, N.A. and certain other financial institutions to finance the acquisition of aircraft engines. Pursuant to this agreement, the total commitment of the credit agreement was $100.0 million. The borrowing period is two years from June 25, 2008 after which the loan converts to a term loan. The aggregate principal amount of the loans outstanding under AerCap Engine Leasing Limited was $53.3 million as of December 31, 2008. Under the Citibank credit agreement, AerCap Engines can borrow loans based on LIBOR plus 1.725% up to the total commitment. The maturity date of the Citibank credit agreement is June 25, 2010. AerCap Engine Leasing Limited may elect to extend the maturity date by an additional three years (the "Extension Term"), subject to certain conditions, including but not limited to AerCap Engine Leasing Limited posting cash collateral in an amount equal to 2.5% of the then aggregate outstanding principal amount of the loans.Borrowings under the Citibank credit agreement are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AerCap Engine Leasing Limited and its subsidiaries, as well as by all assets of AerCap Engine Leasing Limited and its subsidiaries.

        A330 Pre-delivery Payment Facility—In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add 10 additional A330 aircraft. The aircraft are scheduled to be delivered between the first quarter of 2009 and the last quarter of 2012. Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first 8 aircraft before the end of 2009, we entered into a facility in October 2007, which was arranged by Citigroup Global Markets Limited, to finance a portion of the pre-delivery payments to Airbus in an amount up to $182.6 million. Prior to drawing on the facility, we paid, on average, 10% of the pre-delivery payment amount owed for each aircraft. We must repay the lenders for the amounts

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. The aggregate principal amount of the loans outstanding under this facility was $121,027 million as of December 31, 2008.

        Commercial Bank Debt—We have entered into various commercial bank financings to fund the purchase of individual or small groups of aircraft. The financings mature at various dates through 2019. The interest rates are a mix of one-, three- and six-month LIBOR-based with spreads ranging from 0.95% to 1.50%. The financings are secured by a pledge of the shares of the subsidiaries owning the related aircraft and a guarantee from us. Most of our commercial bank debt contain affirmative covenants customary for secured financings, such as the regular provision of financial information and disclosure of material events affecting us, among others. At December 31, 2008, we had financed 5 aircraft under commercial bank financings. The net book value of the aircraft pledged to commercial bank financings was $172,981 at December 31, 2008.

        Capital Lease Obligations—We are obligated under capital lease agreements involving three aircraft that originated from sale-leaseback transactions. Our obligations under these capital leases are defeased through interest bearing receivables held by the lenders to the sale-leaseback structures. We have also placed additional commercial debt financing of $69,567 at December 31, 2008 on these three aircraft. The net book value at December 31, 2008 of the three aircraft securing the capital lease obligations was $110,132, which is also included in the net book value of aircraft securing commercial bank debt above. Depreciation of $5,198, $5,198 and $5,198 have been charged on these assets during the years ended December 31, 2006, 2007 and 2008. The future minimum lease payments under the capital leases, together with the scheduled return of principal amounts in related defeased structures are as follows:

	Rental commitments	Defeased notes receivable	Net rental Commitments
2009	6,515	6,515	—
2010	128,771	128,771	—

	135,286	135,286	—

Less amount representing interest	(8,985)	(8,985)	—

Present value of minimum payments	126,301	126,301	—

        At December 31, 2008, we had available collateralized credit facilities of $3.5 billion and an on-demand overdraft facility of $10 million, which were undrawn.

        A total amount of capitalized interest of $6,236, $10,348 and $13,582, reduced interest expense in respect of the prepayments on flight equipment (Note 7) for the years ended December 31, 2006, 2007 and 2008, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

15. Accrual for onerous contracts

        Accrual for onerous contracts consist of the following items, which are described below at December 31:

	2007	2008
Lease-in, lease-out transactions	$46,411	$33,306
	$46,411	$33,306

        Lease-in, Lease-out transactions—At December 31, 2008, we leased-in four aircraft from two different lessors under operating head leases that mature between 2009 and 2013. At December 31, 2008, we had entered into sublease agreements with several different customers covering these same aircraft. For all four aircraft, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value as a result of purchase accounting.

        We have established a liability equal to the difference between the present value of head lease expenses and the present value of sublease revenue, discounted at appropriate discount rates. The amount of this liability amortizes to income monthly on a constant yield basis as we meet our obligations under the head leases.

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases at December 31, 2008:

	Head lease payments	Sublease Receipts
2009	24,033	12,000
2010	21,767	12,000
2011	21,026	12,000
2012	11,822	7,550
2013	—	555
Thereafter	—	—

	$78,648	$44,105

        As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

        During 2007, we purchased five aircraft and in 2008 we purchased another two aircraft, which were all previously subject to head leases, and terminated the related head leases. The purchase consideration represented a discount of $16,033 and $3,145 in 2007 and 2008, respectively, to the carrying value of the related onerous contract accrual. In accordance with FIN 26, Accounting for Purchase of a Leased Asset by the Lessee during the Term of the Lease an interpretation of FASB Statement No. 13, the amount of the discount has been applied to reduce the net book value of the related aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes

        We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2006	2007	2008
Deferred tax expense (benefit)
The Netherlands	$25,965	$1,903	$1,995
Ireland	11,020	9,824	7,113
United States of America	(8,044)	(3,832)	(10,121)
Sweden	(9,010)	(463)	370
Other	(115)	—	—

	19,816	7,432	(643)
Current tax expense (benefit)
United States of America	1,430	9,191	212
The Netherlands	—	8,500	—

	1,430	17,691	212

Income tax expense (benefit)	$21,246	$25,123	$(431)

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2006	2007	2008
Income tax expense at statutory income tax rate(a)	$38,376	$54,167	$35,825
Increase (reduction) in tax resulting from:
Tax exempt (income) expense	18,813	—	—
Reduction of Netherlands corporate tax rate(b)	6,158	—	—
Non-taxable results of limited partnership operations	(12,421)	—	—
Valuation allowance (reduction)	(9,010)	2,550	—
Tax on global activities	(20,670)	(31,594)	(36,256)

	(17,130)	(29,044)	(36,256)

Actual income tax expense (benefit)	$21,246	$25,123	$(431)

    (a)
    The statutory income tax rates in the Netherlands were 29.6% for the year ended December 31, 2006 and 25.5% for the years ended December 31, 2007 and December 31, 2008.

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

        The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2007 and 2008.

	December 31, 2007
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(31,138)	$5,907	$26,000	$—
Share-based compensation	2,764	—	—	—
Inventory	—	—	809	—
Intangibles	(3,811)	—	7,843	—
Lessee receivables	—	—	(1,703)	—
Loss-making contracts	—	—	(13,078)	—
Interest expense	—	—	(6,334)	—
Accrued maintenance liability	—	6,472	—	—
Obligations under capital leases and debt obligations	—	(7,566)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(6,256)	(41,095)	(8,558)	(9,473)
Other	(1,200)	93	(1,554)	—
Valuation allowance on tax assets	2,550	—	—	—

Net deferred tax (asset) liability	$(37,091)	$(38,689)	$3,425	$(9,473)

	December 31, 2008
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(14,777)	$9,462	$27,512	$—
Share-based compensation	1,412	—	—	—
Inventory	—	—	(3,770)	—
Intangibles	(370)	—	6,666	—
Lessee receivables	—	—	(3,406)	—
Loss-making contracts	—	—	(9,122)	—
Interest expense	—	—	(8,808)	—
Accrued maintenance liability	1,826	7,278	(2,945)	—
Obligations under capital leases and debt obligations	—	(7,230)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(19,931)	(44,030)	(8,925)	(8,224)
Other	(1,356)	(976)	(2,807)	—
Valuation allowance on tax assets	2,550	—	—	—

Net deferred tax (asset) liability	$(30,646)	$(37,996)	$(5,605)	$(8,224)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2006	2007	2008
Valuation allowance at beginning of period	$60,432	—	2,550
Reduction of allowance to income tax provision	(9,010)	—	—
Reduction of allowance to intangible assets	(22,817)	—	—
Reduction of allowance to goodwill	(30,058)	—	—
Increase of allowance to income tax provision	1,453	2,550	—

Valuation allowance at end of period	—	$2,550	$2,550

        We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109" (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain income tax positions. The adoption of FIN 48 did not have a material impact on our consolidated financial statements. Following is a roll forward of unrecognized tax benefits during the year ended December 31, 2007:

Unrecognized Tax Benefits
At January 1, 2007	$7,063
Tax benefits recognized in settlement agreement	(7,063)

At December 31, 2007	$—

        We did not have any unrecognized tax benefits at December 31, 2008.

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2006 forward, in Ireland from 2004 forward, in Sweden from 2003 forward and in the United States from 2005 forward. None of our tax returns are currently subject to examination.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. During 2008, we did not incur any interest on tax payments. There was no accrued interest or accrued penalties on tax payments at either January 1, 2008 or December 31, 2008.

The Netherlands

        The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of interest bearing intercompany liabilities, no current tax expense normally arises with respect to the Netherlands subsidiaries. The losses and credits forward expire with time. In 2007, a payment of current tax was made in relation to the settlement of prior year tax returns which were closed in the settlement. Deferred income tax is

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

calculated using the Netherlands corporate income tax rate legislated to be in effect when the temporary differences reverse of 25.5%.

Ireland

        Our aircraft owning and principal operating Irish resident subsidiaries enjoyed the benefit of a 10% rate of corporate tax on qualifying trading activities until December 31, 2005. After December 2005, the enacted tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses forward at December 31, 2008 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are able to deduct accelerated aircraft depreciation for tax purposes and offset net taxable income and loss within our Irish tax group of companies within a given tax year. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets at December 31, 2008.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Prior to our acquisition of AeroTurbine, our U.S. subsidiaries had significant timing differences available to offset future federal taxable profits and no current tax charge arose in periods prior to the AeroTurbine acquisition. The losses and credits forward expire with time. Following a change of ownership of the U.S. Company in November 2000, and the change of control at the 2005 Acquisition, certain restrictions, under Section 382 of the IRS tax code, were imposed on the utilization of the net losses in existence at those dates and no tax asset had been recognized for these losses occurring prior to these changes of control.

        Beginning with the tax year ending December 31, 2006, we file a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine. The blended federal and state tax rate applicable to our consolidated U.S. group is 37.26% for the year ended December 31, 2008.

Sweden

        The Swedish entities have significant losses forward at December 31, 2008, which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance at December 31, 2008.

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

        On November 27, 2006, we sold 6.8 million shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686.

        On November 27, 2006, we completed the initial public offering of 26.1 million (including the above mentioned 6.8 million shares) of our ordinary shares on The New York Stock Exchange and on August 6, 2007 we completed the secondary offering of 20 million additional ordinary shares on The New York Stock Exchange.

        As of December 31, 2008, our authorized share capital consists of 200,000,000 common shares with a par value of €0.01 with 85,036,957 issued and outstanding.

18. Share-based compensation

Cerberus Funds Equity Grants

        Effective June 30, 2005, companies controlled by Cerberus ("Cerberus Funds") which indirectly owned 100% of our equity interests put into place an Equity Incentive Plan ("Cerberus Funds Equity Plan") under which members of our senior management, Board of Directors and an employee of Cerberus (the "participants") were granted either restricted shares or share options ("Cerberus Funds Equity Grants") in such companies. The value of the Cerberus Funds Equity Grants is derived exclusively with reference to the value of our shares.

        We apply the provisions of SFAS 123(R), "Share-based payment" in accounting for the Cerberus Funds Equity Grants. In addition to formal vesting restrictions, the terms of the Cerberus Funds Equity Grants contained provisions which allowed the Cerberus Funds to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Cerberus Fund Equity Grants signed a Share Agreement in connection with our initial public offering which gives each of them the right to exchange their Cerberus Fund shares or share options for our shares or options on our shares directly with the Cerberus Funds and which limited the repurchase right of the Cerberus Funds to the period prior to November 27, 2008.. The exchange right is exercisable as of November 27, 2008 and is valid for a period of three years from that date. As of November 27, 2008, the participants are no longer restricted from selling their vested interests in our shares and the Cerberus Funds' rights to repurchase restricted

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

shares or shares obtained through the exercise of options upon certain employment termination rights has lapsed. All share options granted under the Cerberus Funds Equity Plan are exercisable for a period of ten years from the date of issuance.

        Since all of the Cerberus Fund Equity Grants issued are shares or share options in the Cerberus Funds and since the right of the holders of the Cerberus Funds Equity Grants to exchange their shares in the Cerberus Funds for our shares starting November 27, 2008 is not directly with us, the existence of the restricted share and share options is not dilutive to our share ownership.

        The fair values of all shares and share options issued with a zero strike price (all of which were issued prior to our initial public offering in 2006), were calculated on their respective grant dates based on the value of our underlying shares at the time of our initial public offering. To this value, a discount for lack of marketability was applied to reflect the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge. In accordance with SFAS 123R, the amount of compensation expense recognized for restricted shares is derived with reference to the excess of fair market value of the shares at the date of grant over the price paid, if any. The restricted shares granted to the Cerberus employee are subject to mark-to-market valuations at each reporting period.

        The amount of expense recognized with respect to share options with a strike price is based on the fair value of the option using a Black-Scholes option pricing model. The value of each of the Cerberus Funds Equity Grants is recognized on a straight-line basis over the applicable vesting periods.

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

        A summary of activity during the years ended December 31, 2006, 2007 and 2008 for all issuances under the Cerberus Funds Equity Plan is set forth below. Because the number of shares and share options under the Cerberus Funds Equity Plan are shares and share options of the Cerberus Funds,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Cerberus Funds shares.

Number of Restricted Shares/Options
Beginning outstanding January 1, 2006	8,019,287
Shares/options issued	6,575,657
Dilutive effect of other Cerberus Funds issuances	(756,547)
Dilutive effect of initial public offering	(3,413,745)

Ending outstanding December 31, 2006	10,424,652
Beginning outstanding January 1, 2007	10,424,652
Shares/options redeemed	(3,226,064)

Ending outstanding December 31, 2007	7,198,588
Beginning outstanding January 1, 2008	7,198,588
Exercises and exchanges of Cerberus Funds shares/options for direct holdings of AerCap shares	(4,741,490)

Ending outstanding December 31, 2008	2,457,098
Exercisable, December 31, 2008	2,137,639
Share-based compensation expense for the year ended December 31, 2008(a)	$3,020

    (a)
    Assuming that established performance criteria for 2009 are met, we expect to recognize share-based compensation related to Cerberus Funds Equity Grants of $759 during 2009.

        Following is a summary of the share options subject still to vesting restrictions during the year ended December 31, 2008. All share numbers are calculated on a fully-diluted basis assuming the vesting, exercise and conversion of all Cerberus Funds interests to shares of AerCap Holdings N.V.

Unvested Options Subject to a $7.00 Strike Price
Balance at January 1, 2008	516,051
Vesting during year	(196,592)

Balance at December 31, 2008	319,459

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

        Following is a summary of issuances to-date under the NV Equity Plan:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2007	—	—
Options issued during year	2,400,000	$24.63

Options outstanding at December 31, 2007	2,400,000	$24.63
Options exercisable at December 31, 2007	—	NA
Options outstanding at January 1, 2008	2,400,000	$24.63
Options issued during year	800,000	$4.46

Options outstanding at December 31, 2008	3,200,000	NA
Options exercisable at December 31, 2008	300,000	NA

        The weighted average remaining contractual term of the 3.2 million options outstanding at December 31, 2008 is 9.0 years. The weighed average remaining contractual term for the 0.3 million exercisable options at December 31, 2008 is 8.7 years. The weighted average grant date fair value for options issued in 2007 is $5.93 per option and is $1.57 per option for options issued in 2008. Total stock-based compensation recognized for the above options was $960 and $3,284 for the years ending December 31, 2007 and 2008, respectively. In light of the difficult economic environment prevailing at the end of 2008, the Nomination and Compensation Committee adjusted the performance criteria for the performance tranches relating to fiscal years 2009, 2010 and 2011. This change has been accounted for as a modification to the NV Equity Plan with respect to the performance-based options for those years and the weighted average fair values above for issuances which include the tranches subject to the modification include the fair values as of the date of modification. No additional expense was recognized as a result of the modification. Assuming that established performance criteria are met and

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

that no forfeitures occur, we expect to recognize share-based compensation related to NV Equity Grants of approximately $3.6 million during each of 2009 and 2010 and $2.7 million during 2011.

        The value of the options issued under the NV Equity Plan was calculated by a Black-Scholes option pricing model using the following assumptions:

Volatility	33.92%-38.42%
Expected life	5.33-6.53 years
Risk-free interest rate	1.89%-4.20%
Dividend yield rate	0.00%

        Volatility assumptions were derived by comparison to peer group companies due to the lack of significant trading history in our shares. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and which has a term equal to the expected life of the options. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention not to pay regular dividends in the foreseeable future. The differing assumptions used result from the differing fair value dates among the different tranches (time-based vs. performance-based).

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

        The following sets forth significant information from our reportable segments:

	Year ended December 31, 2006
	Aircraft	Engines and parts(a)	Total
Revenues from external customers	$689,226	$125,193	$814,419
Segment profit (loss)	166,796	(57,805)	108,991
Segment assets	3,527,853	390,183	3,918,036
Depreciation	95,933	6,454	102,387

	Year ended December 31, 2007
	Aircraft	Engines and parts	Total
Revenues from external customers	979,998	196,523	1,176,521
Segment profit (loss)	177,760	10,693	188,453
Segment assets	3,970,348	423,879	4,394,227
Depreciation	130,534	10,579	141,113

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Segment information (Continued)

	Year ended December 31, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$1,069,836	$186,416	$1,256,252
Segment profit (loss)	154,315	(2,510)	151,805
Segment assets	4,915,549	495,277	5,410,826
Depreciation	155,919	13,473	169,392

    (a)
    Reporting for this segment began on April 26, 2006.

Geographical Information

        The distribution of our lease revenue by geographic regions is as follows for the periods indicated:

	Year ended December 31,
	2006	2007	2008
Europe	35%	39%	42%
Asia/Pacific	43%	33%	28%
Latin America	7%	10%	10%
North America and Caribbean	15%	17%	18%
Africa/Middle East	—	1%	2%

	100%	100%	100%

        No lessee accounted for more than 10% of lease revenue in any of the periods indicated above. Sales revenue is comprised of 79% from our aircraft segment and 21% from our engine and parts segment. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because amounts are less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

        The following table indicates the percentage of long-lived assets (flight equipment and intangible assets) that are leased to or associated with customers in the indicated regions as of December 31, 2007 and December 31, 2008:

	2007	2008
Europe	38%	56%
Asia/Pacific	33%	23%
Latin America	7%	8%
North America and Caribbean	21%	11%
Africa/Middle East	1%	2%

	100%	100%

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

20. Selling, general and administrative expenses

        Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2006		2007		2008
Personnel expenses(a)	$114,463	(a)	$65,210	(a)	$73,493	(a)(b)
Travel expenses	4,635		6,551		9,059
Professional services	19,415		23,454		21,588
Office expenses	4,590		8,716		9,911
Directors expenses	1,232		2,956		3,473
Other expenses	5,029		9,441		10,744

	$149,364		$116,328		$128,268

    (a)
    Includes share-based compensation of $78,635, $10,916 and $7,538 in the years ended December 31, 2006, 2007 and 2008, respectively

    (b)
    Personnel expenses includes severance payments of $2.9 million

        We had 351, 402 and 382 persons in employment as at December 31, 2006, 2007 and 2008, respectively.

21. Asset impairment

        Asset impairment include the following expenses:

2008
Flight equipment	7,278
Inventory parts	11,511

18,789

        Our long-lived assets, excluding goodwill, include: flight equipment, inventory and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        As a result of the current economic environment, AerCap performed an impairment analysis of its long-lived assets during the year 2008. As part of our impairment analyses, we focused particular attention on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more significantly dependent upon current lease contracts, which leases are more sensitive to weakness in the current global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. No impairments to aircraft resulted specifically from our impairment analyses. We did, however, record an impairment on our inventory of $11.5 million and we recorded an impairment on aircraft of $7.3 million, based on sale negotiations for four older aircraft. Our impairment analysis did not reveal impairments on our finite-lived intangible assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

21. Asset impairment (Continued)

        Given the current macro economic environment and the uncertainties regarding the potential impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the long-lived asset impairment tests will prove to be accurate predictions of the future.

22. Earnings per common share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. As disclosed in Note 18, there are 2.4 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Net income for the computation of basic and diluted earnings per share	$108,991	$188,453	$151,806
Weighted average common shares outstanding	78,962,162	85,036,957	85,036,957

Basic and diluted (loss) earnings per common share	$1.38	$2.22	$1.79

23. Related party transactions

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1,700 and $354 for the year ended December 31, 2006, and for the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5,208, $4,793 and $4,615 for the year ended December 31, 2006, December 31, 2007 and December 31, 2008, respectively.

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling $1,203 in 2005 and 2006. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our acquisition of AeroTurbine. In addition, this amount also includes approximately $200 of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms' length negotiations that will not be less favorable than the terms we could negotiate with an independent party. Payments to third

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

23. Related party transactions (Continued)

parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We lease two A321-200 model aircraft to Air Canada. Both leases expire in 2014. Cerberus indirectly controls 6.7% of the equity of Air Canada and indirectly controls 40.2% of shares in AerCap Holdings N.V. at December 31, 2008. Cerberus did not hold such equity interest in Air Canada and AerCap Holdings N.V. at the time we entered into the leases with Air Canada.

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

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1,000,000 with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50,000 the Class A loans and up to $25,000 of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2008, we had drawn and there remained outstanding $394,758 of the class A loans and $82,519 of the class B loans.

        Until November 2007, our AeroTurbine subsidiary leased their office and warehouse located in Miami, Florida from an entity owned by the previous Chief Executive Officer and Chief Operating Officer of AeroTurbine. In November 2007, the entity sold the office and warehouse to an unrelated third-party. AeroTurbine continues to occupy the premises under a lease which expires in 2013.

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Calyon and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed the performance of AerDragon under debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

23. Related party transactions (Continued)

which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.2 million as a guarantee fee and for these management services during 2007. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

        In 2008, we acquired one A320-200, two Boeing 737s, Boeing 757 and six MD80s from EntreCap, an entity controlled Cerberus. The purchase price of these aircraft was approximately $67 million.

24. Commitments and contingencies

Property and other rental commitments

        We have entered into property rental commitments with third parties, which expire in 2011, amounting to $26,171 as of December 31, 2008. We also have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2009	$4,495
2010	3,982
2011	3,208
2012	3,208
2013	2,334
Thereafter	8,944

$26,171

        In April 2008, we relocated our Headquarters to a 37,000 square foot office facility in Amsterdam, the Netherlands,. The new office is contracted under a five-year lease which commenced on April 1, 2008. As such, the table above also includes the minimum payments under this lease.

Legal proceedings

VASP litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

24. Commitments and contingencies (Continued)

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

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP has applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of it's assets in Brazil. We have opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications. In September 2008 the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP has appealed this decision. In December 2008, we filed with the English Court an application for default judgment for loss of profits plus accrued interest under seven lease agreements. On March 16, 2009, we obtained a default judgement in which we have been awarded a claim of approximately $40.0 million for loss of profit plus accrued interest under seven lease agreements. In order to obtain this award we will need to begin enforcement proceedings in Brazil against VASP, which is currently in bankruptcy. We cannot assure you as to the outcome of this claim.

        Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provision for this litigation.

Swedish tax dispute

        In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court issued a ruling in our favor which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities filed an appeal against this ruling with the Administrative Court of Appeal in Sweden. In December 2008 the Administrative Court of Appeal decided in our favour, and since the Swedish tax authorities did not file an appeal against this decision before February 19, 2009, the decision by the Administrative Court of Appeal has now gained legal force and the case is closed.

25. Fair value measurements

        In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

        Under SFAS 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Fair value measurements (Continued)

value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management's own estimates and are calculated based upon the Company's pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

        The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company's results of operations or financial position.

        Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

        The three broad levels defined by the SFAS 157 hierarchy are as follows:

        Level 1—Quoted prices available in active markets for identical assets or liabilities as of the reported date.

        Level 2—Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

        Level 3—Unobservable inputs from the Company's own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company's own data.

        When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company's own views about the assumptions that market participants would use.

        The following table summarizes our financial assets and liabilities as of December 31, 2008 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	December 31, 2008	Level 1	Level 2	Level 3
Cash and cash equivalents	$193,563	$193,563	$—	$—
Restricted cash	113,397	113,397
Derivative assets	19,352	—	19,352	—
Derivative liabilities	(12,378)	—	(12,378)	—

	$313,934	$306,960	$6,974	$—

        Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Fair value measurements (Continued)

included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

        We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company's assumptions as to future cash proceeds from leasing and selling aircraft. In the year ended December 31, 2008, we recognized an impairment of $18.8 million. The impairment related to four MD82 aircraft, six engines which were off-lease and our parts inventory.

        Our financial instruments consist principally of investments, notes receivable, restricted cash, derivative assets and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature.

        The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

        The carrying amounts and fair values of our financial instruments at December 31, 2007 and 2008 are as follows:

	December 31, 2007		December 31, 2008
	Book value	Fair value	Book value	Fair value
Assets
Investments	$3,000	$8,458	$—	$—
Notes receivable	184,820	184,820	134,067	134,067
Restricted cash	95,072	95,072	113,397	113,397
Derivative assets	21,763	21,763	19,352	19,352
Cash and cash equivalents	241,736	241,736	193,563	193,563

	$546,391	$551,849	$460,379	$460,379

Liabilities
Debt	$2,892,744	$2,900,092	$3,790,487	$3,272,865
Derivative liabilities	—	—	12,378	12,378
Guarantees	3,926	3,926	3,219	3,219

	$2,896,670	$2,904,018	$3,806,084	$3,288,462

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Recent Accounting Pronouncements

SFAS 141(R)

        In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), Business Combinations ("SFAS 141(R)"). SFAS 141(R) establishes requirements for an acquirer to record the assets acquired, liabilities assumed, and any related noncontrolling interest related to the acquisition of a controlled subsidiary, measured at fair value as of the acquisition date. The Company is required to adopt SFAS 141(R) in the first quarter of 2009. The Company does not currently expect that the implementation of SFAS 141(R) will have a material effect on the Company's results of operations and financial position.

SFAS 157

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurement but does not change existing guidance about whether an asset or liability is carried at fair value. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company's results of operations or financial position (See Note 4—Fair value measurements). For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, the effective date for SFAS 157 has been deferred one year.

SFAS 159

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in income. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company adopted this standard at January 1, 2008, its required effective date. The adoption of this standard did not have any effect on our consolidated financial condition, results of operations or cash flows, since we did not choose to fair value any financial instruments or other items not currently measured at fair value.

SFAS 160

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for fiscal periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to years preceding the effective date are not permitted. We are currently evaluating the impact of SFAS 160.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Recent Accounting Pronouncements (Continued)

SFAS 161

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for us in the first quarter of 2009. We are currently evaluating the impact of SFAS 161.

SFAS 162

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 will have no material impact on our consolidated financial statements.

EITF Issue No. 08-6

        In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee's issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.

FSP FAS No. 142-3

        In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. We believe the impact of adopting FSP FAS 142-3 will not have a material effect on our consolidated financial condition or results of operations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

27. Subsequent events

        In February 2009, we entered into a $86.3 million facility with a European financial institution to finance the pre-delivery payments in connection with the delivery of three A330 aircraft pursuant to a purchase agreement signed with Airbus in December 2006.

        In March 2009, AerVenture, signed a $846.0 million export credit facility with a syndicate of commercial banks led by Calyon S.A. to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA. Currently no aircraft have been financed under this facility.

        In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. AerVenture is now a wholly-owned subsidiary. As a result of LoadAir's failure to make the required equity contributions, we will be required to invest additional equity in AerVenture so that it will have sufficient cash available to fund the equity portion of the purchase price for its upcoming aircraft deliveries. To provide additional funding to us following the failure by LoadAir to fund its capital commitments, we signed a term sheet with a bank for a new financing transaction. The financing that would be provided upon closing of the transaction to which the term sheet relates would provide us with pre-delivery financing for certain A330 aircraft subject to forward purchase commitments with Airbus and funding on an owned aircraft. Under the terms of the term sheet, we would be required to purchase a new wide-body aircraft currently on order by LoadAir for which the bank previously provided pre-delivery payment financing. After we purchase the aircraft, we intend to lease it back to LoadAir. As part of this transaction, we expect to give LoadAir an option for a limited period of time to purchase up to 50 percent of the shares in AerVenture which have voting and economic rights, if it meets certain conditions. This transaction, excluding any proceeds from LoadAir, would decrease the amount by which our forward purchase commitments exceed our available cash by approximately $50 million in 2009 and $25 million in 2010.