Form 20-F
period 2009-12-31
AerCap Holdings N.V.
filed 2010-03-16
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission file number 001-33159

AerCap Holdings N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

AerCap
AerCap House
Stationsplein 965
1117 CE Schiphol
The Netherlands
+ 31 20 655 9655
(Address of principal executive offices)

Wouter M. den Dikken, AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands,
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

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

i

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

        The words "believe", "may", "aim", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

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

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap or N.V.") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. This acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.), in connection with our acquisition by funds and accounts affiliated with Cerberus Capital Management, L.P., or the Cerberus Funds (referred to herein as the 2005 Acquisition). The historical consolidated financial data of AerCap Holdings C.V. are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. The financial information presented as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2005, 2006 and 2007 and for the year ended December 31, 2006 and for the six months ended June 30, 2005 and December 31, 2005 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report. The financial information presented includes the results of AeroTurbine from the date of its acquisition on April 26, 2006, referred to herein as the AeroTurbine Acquisition.

        Genesis Lease Limited, AerCap and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap Holdings N.V., entered into an Agreement and Plan of Amalgamation dated as of September 17, 2009 (as amended, the "Amalgamation Agreement"), pursuant to which Genesis Lease Limited will amalgamate with AerCap International Bermuda Limited in an all share-for-share transaction (the "Amalgamation"). Under the terms of the Amalgamation Agreement, Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own. The transaction is subject to approval by Genesis shareholders and satisfaction of customary closing conditions. All regulatory approvals have been obtained and the registration statement was declared effective by the Securities and Exchange Commission ("SEC") on February 3, 2010. The Genesis shareholders are scheduled to vote on the Amalgamation on March 23, 2010. We expect to close the transaction on March 25, 2010. See page 49 for more information relating to Genesis.

 Consolidated Income Statement Data:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	Six months ended December 31, 2005(1)	Year ended December 31,
			2006(2)	2007	2008	2009
	(In thousands, except share and per share amounts)
Revenues
Lease revenue	$162,155	$173,568	$443,925	$554,226	$605,253	$650,604
Sales revenue	75,822	12,489	301,405	558,263	616,554	324,781
Management fee revenue	6,512	7,674	14,072	14,343	11,749	12,074
Interest revenue	13,130	20,335	34,681	29,742	18,515	10,105
Other revenue	3,459	1,006	20,336	19,947	4,181	5,703

Total revenues	261,078	215,072	814,419	1,176,521	1,256,252	1,003,267
Expenses
Depreciation	66,407	45,918	102,387	141,113	169,392	220,996
Cost of goods sold	57,632	10,574	220,277	432,143	506,312	248,897
Interest on debt	69,857	44,742	166,219	234,770	219,172	92,152
Asset impairment	—	—	—	—	18,789	32,574
Other expenses	32,386	26,524	46,523	39,746	73,827	82,182
Selling, general and administrative expenses(3)	19,559	26,949	149,364	116,328	128,268	116,201
Total expenses	245,841	154,707	684,770	964,100	1,115,760	793,002
Income from continuing operations before income taxes	15,237	60,365	129,649	212,421	140,492	210,265
Provision for income taxes	556	(10,604)	(21,246)	(25,123)	431	(3,894)

Net income	$15,793	$49,761	$108,403	$187,298	$140,923	$206,371
Net loss (income) attributable to non-controlling interest, net of tax	—	—	588	1,155	10,883	(41,205)
Net income attributable to AerCap Holdings N.V.	$15,793	$49,761	$108,991	$188,453	$151,806	$165,166

Earnings per share, basic and diluted	$21.45	$0.64	$1.38	$2.22	$1.79	$1.94
Weighted average shares outstanding, basic and diluted	736,203	78,236,957	78,982,162	85,036,957	85,036,957	85,036,957

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

(3)
Includes share based compensation of $78.6 million ($69.1 million, net of tax), $10.9 million ($9.5 million, net of tax), $7.5 million ($6.4 million, net of tax) and $3.9 million ($3.2 million, net of tax) in the years ended December 31, 2006, 2007, 2008 and 2009, respectively.

 Consolidated Balance Sheets Data:

	As of December 31,
	2005	2006	2007	2008	2009
	(US dollars in thousands)
Assets
Cash and cash equivalents	$183,554	$131,201	$241,736	$193,563	$182,617
Restricted cash	157,730	112,277	95,072	113,397	140,746
Flight equipment held for operating leases, net	2,189,267	2,966,779	3,050,160	3,989,629	5,230,437
Notes receivable, net of provisions	196,620	167,451	184,820	134,067	138,488
Prepayments on flight equipment	115,657	166,630	247,839	448,945	527,666
Other assets	218,371	373,698	574,600	531,225	549,547

Total assets	$3,061,199	$3,918,036	$4,394,227	$5,410,826	$6,769,501

Debt	2,172,995	2,555,139	2,892,744	3,790,487	4,846,664
Other liabilities	468,443	579,956	520,328	494,284	509,505

Total liabilities	2,641,438	3,135,095	3,413,072	4,284,771	5,356,169
AerCap Holdings N.V. shareholders' equity	419,761	751,004	950,373	1,109,037	1,258,009
Non-controlling interest(1)	—	31,937	30,782	17,018	155,323

Total equity	419,761	782,941	981,155	1,126,055	1,413,332

Total liabilities and equity	$3,061,199	$3,918,036	$4,394,227	$5,410,826	$6,769,501

(1)
In December 2007, the FASB issued ASC 810, requiring non-controlling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. Pursuant to the transition provisions of the statement, AerCap adopted ASC 810 as of January 1, 2009. The presentation and disclosure requirements have been applied retrospectively for AerCap for all periods presented.

RISK FACTORS

Risks Related to Our Business

We require significant capital in 2010 and 2011 to fund our obligations under our forward purchase commitments. The global recession and financial crisis may decrease the amount of capital available to us and may adversely impact the operating cash flows we would use to fund these obligations.

        As of December 31, 2009, we, either directly or through our joint venture AerVenture Limited ("AerVenture"), had 32 new A320 family aircraft, 21 new A330 wide-body aircraft and two new Boeing 737-800 aircraft under forward purchase commitments, with 36 aircraft scheduled to be delivered in 2010 and 10 aircraft scheduled to be delivered in 2011. The remaining nine aircraft are scheduled to be delivered in 2012 and 2013. As of December 31, 2009, our commitments in 2010 and 2011 to make pre-delivery and final delivery payments under our forward purchase commitments was less than/(exceeded) the amounts available under our committed borrowing facilities, cash in bank, and other related sources of cash, including the completion of the Amalgamation with Genesis, by $160 million and $(17) million, respectively. In order to meet our commitments under our forward purchase contracts during 2010 and 2011, including commitments by our joint venture AerVenture, and to maintain an adequate level of unrestricted cash we will need to raise additional funds through a combination of (i) accessing committed debt facilities, (ii) securing additional financing for pre-delivery and final delivery payment obligations, (iii) selling aircraft or other aircraft investments, including participations in our joint ventures, (iv) accessing restricted cash in our cash restricted entities, and (v) if necessary, generating proceeds from potential capital market transactions. Due to the level of existing committed pre-delivery or final delivery debt commitments, we expect that only a portion of the additional funding to meet our forward purchase commitments can be sourced through additional debt funding.

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

        We have historically relied on sales of aircraft as an integral part of our liquidity strategy in order to meet cash requirements for our operations and committed capital expenditures. As a result of the global recession and the corresponding decrease in capital available to finance the purchase price of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft and engines. In addition, insolvencies of aircraft operators and sales of aircraft portfolios by aircraft lessors have and are expected to increase the supply of aircraft available for sale, negatively affecting prices for aircraft. In this challenging market, we may experience a significant decrease in aircraft sales revenue which could adversely affect our liquidity and the cash available to fund our forward purchase commitments.

        Since a significant portion of our aircraft (55% of the net book value of our flight equipment as of December 31, 2009) are owned by special purpose entities, or "restricted cash entities", and are subject to financing structures which require that most, if not all, cash, after the payment of required expenses, be utilized to service outstanding debt in those structures, there is limited free cash made available to us from the operations of these entities to fund our general operations or to fund the purchase commitment obligations of other group entities. In addition, AeroTurbine's credit facility also limits the dividends it can pay us to $10 million per year.

        The global recession and financial crisis are also having a significant negative impact on our lessees. If our lessees, in particular those outside our restricted cash entities, are unable to meet their obligations under their leases with us, our cash flow will be negatively impacted both by the non-receipt of lease rentals and the costs associated with repossession and re-leasing or sale of the leased aircraft.

        Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments in 2010 and 2011 and we may be required to raise additional capital through the issuance of new equity or equity-linked securities. If we issue new equity or equity-linked securities, the percentage ownership of our then current shareholders would be diluted. Any newly issued equity or equity- linked securities may have rights, preferences or privileges senior to those of our ordinary shares.

Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire and the leasing of new aircraft on order, and due to current market conditions, we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Between December 31, 2009 and December 31, 2012, aircraft leases accounting for 32.3% of our lease revenues for the year ended December 31, 2009, are scheduled to expire and the aircraft subject to those leases that we do not sell prior to lease termination will need to be re-leased or the current leases will need to be extended. In 2009, we generated $53.2 million of revenues from leases that were scheduled to expire in 2010, $61.8 million of revenues from leases that are scheduled to expire in 2011 and $95.0 million of revenues from leases that are scheduled to expire in 2012. In addition, the majority of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our existing aircraft and engines or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire. The global recession put downward pressure on aircraft lease rates, in particular the lease rates for older less fuel-efficient aircraft and wide-body aircraft used for freight. If we are unable to re-lease an existing aircraft or engine or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2009, we generated 64.8% of our revenues from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. If the global recession continues, we expect aircraft passenger traffic to decline and freight traffic to continue to contract. If this occurs, we believe it is likely that additional lessees will default on their leases or file for bankruptcy.

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

        Generally, airlines with high debt leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Turmoil in global financial markets and the general economic environment may have an additional negative effect on the ability of airlines to find adequate sources of financing to fund operations. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Further or future downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions do not improve. If lessees of a significant number of our aircraft or engines default on their leases, our financial results will be adversely affected.

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

In 2009, we incurred significant costs resulting from lease defaults and if the global recession continues, we expect lease defaults to increase in 2010 which could adversely affect our financial results.

        During 2009 none of our lessees leasing our aircraft defaulted. In 2008, however, several of our lessees leasing our aircraft defaulted and the total cost of these defaults in terms of lost revenue during off-lease periods and related technical costs totaled approximately $24.9 million during 2009. If the global recession continues, additional lessees might default on their lease obligations or file for bankruptcy in 2010. If we are required to repossess an aircraft or engine they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of aircraft or engine, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft or engine is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft or engine in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engine.

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

        In the past, the business of leasing, financing and selling aircraft, engines, and parts has experienced prolonged periods of aircraft and engine shortages and oversupply. As a result of the global recession and financial crisis, we believe that the business of leasing, financing and selling aircraft, engines, and parts has moved from a market that had been characterized by relative shortage to one of oversupply, especially for certain older, less-fuel efficient aircraft. The oversupply of a specific type of aircraft or engine typically depresses the lease rates for, and the value of, that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control, including:

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

        During the recent global recession and financial crisis a number of airlines have postponed or cancelled delivery of new aircraft and have reduced the size of the fleet of aircraft they operate. These measures increase the number of available new and used aircraft in the market place which, along with the factors described above, may produce sharp and prolonged decreases in aircraft and engine lease rates and values, and have a material adverse effect on our ability to re-lease our aircraft and engines and/or sell our aircraft engines and parts at attractive prices. Any of these factors could materially and adversely affect our financial results.

        Over the last two years, we have experienced a slowdown in demand for our older less fuel-efficient aircraft, such as our older Boeing 737-300s, -400s and -500s (737 classics), other older Boeing aircraft and older Airbus A320s. As of December 31, 2009, 9.4% of our owned fleet, by book value, consists of older, less fuel-efficient aircraft in excess of 15 years of age. This slow-down in demand has put downward pressure on lease rates for these aircraft and made it more difficult for us to lease these aircraft when their leases expire or are terminated. If the global recession continues, we expect significant declines in aircraft passenger traffic and further declines in freight traffic, which would likely result in further decreases in lease rates for older less fuel-efficient aircraft, as well as lower aircraft lease rates for more modern-fuel efficient aircraft. These decreases would adversely affect our financial results.

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

        The global recession and financial crisis and the slowdown in air travel have contributed to a decrease in the demand by airlines for aircraft, while a number of airline bankruptcies, as well as financial challenges potentially facing other airlines and a potential consolidation of the aviation industry, may result in an increase in the supply of aircraft. In addition, the significant decline in freight traffic has decreased the demand for freight aircraft, in particular wide-body aircraft. This shift in supply/demand dynamics is putting downward pressure on aircraft lease rates and values, and in particular the lease rates for older less fuel-efficient aircraft and wide-body aircraft used for freight. This decrease in lease rates will adversely affect our lease revenues in future periods as our current leases terminate and to the extent that airlines default on their leases.

        In addition, several large portfolios of leased aircraft have been or may be available for sale including ILFC which is the largest aircraft lessor in the world, measured by portfolio value. In addition, Royal Bank of Scotland has announced its plans to sell RBS Aviation, its aviation finance and leasing subsidiary. Due to the global recession, if any of these aircraft portfolios were sold, we expect that such sales would result in lower aircraft values since there are few buyers with access to capital to compete for purchases of aircraft portfolios. In particular, if any of these portfolios were sold or liquidated in a disorderly fashion, we would expect the prices received for the aircraft to be significantly below recent market aircraft prices. If this occurred, we would expect our aircraft sales revenue to be significantly and adversely impacted as a result of the lower prices we could receive for sales of our own aircraft. In this situation, we may curtail or stop our aircraft sales.

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

We were required to write-down the value of some of our assets during 2009 due to the global recession and financial crisis and a prolongation or worsening of these conditions could require us to make additional significant write-downs.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. As a result of the global recession and financial crisis, we performed impairment analysis of our long-lived assets during the year 2009 and as of December 31, 2009. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the current global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. In the year ended December 31, 2009, we recognized an impairment of $32.6 million. The impairment primarily related to ten A320 aircraft, which were older than 15 years, and for six of the ten aircraft the impairment was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees. These end-of-lease payments were recorded as lease revenue during 2009.

        As a result of the global recession and financial crisis and the uncertainties regarding its potential impact on our business, our estimates and assumptions regarding forecasted cash flows from our long-lived assets, the duration of the economic downturn, or the duration or strength of the recovery, made for purposes of our long-lived asset impairment tests may prove to be inaccurate predictions of the future. If our assumptions regarding the forecasted cash flows of certain long-lived assets are not achieved, especially for aircraft older than 15 years, it is possible that an impairment may be triggered for other long-lived assets in 2010 and that any such impairment amounts may be material.

Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results.

        We are currently joint venture partners in several joint ventures, including AerDragon, an unconsolidated joint venture which owns nine aircraft and has six A320 aircraft on order with Airbus, AerCap Partners, a consolidated joint venture which owns 19 Boeing aircraft and AerVenture, a consolidated joint venture which owns 28 A320 family aircraft and has 32 A320 family aircraft on order with Airbus. It is our strategy to enter into additional joint ventures in the future. Under the AerDragon, AerCap Partners and AerVenture joint venture agreements, we share control over significant decisions with our joint venture partners. Since we have limited control over our joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require our joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results.

Changes in interest rates may adversely affect our financial results.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities bear floating interest rates. As of December 31, 2008 and December 31, 2009, we had $3.5 billion and $4.2 billion, respectively, of indebtedness outstanding that was floating rate debt. We incurred floating rate interest expense of $62.9 million in the year ended December 31, 2009. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to protect ourselves against interest rate increase on a portion of our floating-rate liabilities by entering into derivative contracts, primarily interest rate caps. However, we remain exposed to changes in interest rates to the extent that our derivative contracts are not correlated to our financial liabilities. In addition, we are exposed to the credit risk that the counter parties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Decreases in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2009, 15.3% of our basic lease revenue was attributable to leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2009, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $41.9 million on an annualized basis, including the offsetting benefits of interest rate caps currently in effect, and, if interest rates were to decrease any further, we would expect our lease revenue to decrease by up to $5.8 on an annualized basis.

Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

        As of December 31, 2009, our consolidated indebtedness was $4.8 billion and represented 72% of our total assets as of that date and our interest expense (including the impact of hedging activities) was $92.2 million for the year ended December 31, 2009. Due to the capital intensive nature of our business and our strategy of expanding our aircraft and engine portfolios, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. If market conditions worsen and precipitate further declines in aircraft and aviation related markets, our operations may not generate sufficient cash to service our debt which will have a material adverse impact on us. Our high level of indebtedness:

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

        Due to the high concentration of Airbus A320 family aircraft and CFM International CFM56 family engines in our aircraft and engine portfolios, our financial results may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of December 31, 2009, 79.8% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 11 aircraft types, the five highest concentrations of which together represented 93.6% of our aircraft by net book value. The five highest concentrations were Airbus A320 aircraft, representing 39.4% of the net book value of our aircraft portfolio, Airbus A330 aircraft, representing 19.5% of the net book value of our aircraft portfolio, Boeing 737 aircraft, representing 14.3% of the net book value of our aircraft portfolio, Airbus A319 aircraft, representing 11.4% of the net book value of our aircraft portfolio and Airbus A321 aircraft representing 9.0% of net book value of our aircraft portfolio. No other aircraft type represented more than 10% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, as of December 31, 2009, we have 32 new Airbus A320 family aircraft on order through AerVenture and we have 21 new Airbus A330 wide-body aircraft on order. We also have a significant concentration of CFM56 engines in our engine portfolio. As of December 31, 2009, 61.2% of the net book value of our engine portfolio was represented by CFM56 engines and 15.4% was represented by CF6 engines.

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

        A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of December 31, 2009, we leased 62.6% of our aircraft and 32.5% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft and engines are operated include China, India, Indonesia, Kazakhstan, Pakistan, Republic of Korea, Thailand, Vietnam, Bulgaria, Czech Republic, Hungary, Russia, Turkey, Brazil, Ecuador, El Salvador, Mexico, Jamaica, Trinidad & Tobago, Ethiopia, Jordan, Morocco, South Africa, Tunisia and United Arab Emirates. We also may lease aircraft and engines to airlines in other emerging market countries in the future.

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

        Lease rental revenues from lessees based in Asia accounted for 25.0% of our lease revenues in 2009. In recent periods, Asia has been one of the highest growth areas for airline passenger traffic and freight traffic, which has resulted in strong demand for aircraft from the region. In 2009, most of the Asian economies, in particular, China, Korea, Taiwan, India and Japan, experienced significant economic slowdowns or contractions as a result of the global recession. As a result, according to International Air Transport Association ("IATA"), international airline passenger traffic in 2009 declined 5.6% compared to 2008 and freight traffic declined 9.2% in December 2009. These declines have adversely affected the financial condition of most airlines in the region. If the global economic downturn persists, we expect further continued declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Europe accounted for 50.3% of our lease revenues in 2009. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees. The global recession has resulted in economic contraction in most of Europe. As a result, according to IATA, international airline passenger traffic in 2009 declined 5% compared to 2008 and freight traffic declined 16.1% in 2009. These declines have adversely affected the financial condition of most airlines in the region. If the global economic downturn persists, we expect continued declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in North America, accounted for 13.7% of our lease revenues in 2009. In the recent past years, a number of North American passenger airlines filed for bankruptcy and several major U.S. airlines ceased operations altogether, including Aloha, ATA Airlines and Skybus. The global recession has resulted in a significant economic contraction in North America, and in the United States in particular. As a result, according to IATA, international airline passenger traffic in 2009 declined 5.6% compared to 2008 and freight traffic declined 10.6% in 2009. These declines have adversely affected the financial condition of most airlines in the region. If the global economic downturn persists, we expect continued declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Latin America accounted for 6.3% of our lease revenues in 2009. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Although during 2009 Latin American airlines saw international passenger traffic grow by 0.3% according to IATA, weakened yields and increasing capacity could still negatively impact the financial health of some Latin American airlines, including our lessees.

        Lease rental revenues from lessees based in Africa/Middle East accounted for 4.7% of our lease revenues in 2009. In recent periods the airline industry in the Middle East experienced tremendous growth as a result of high oil prices, strong economic growth, significant investment in attracting tourism and gradual deregulation of the airline industry. The rapid traffic growth in the Middle East continued during the global recession, although it was outpaced by capacity growth as a result of committed capacity growth through a significant order backlog at Airbus and Boeing. The remaining capacity growth committed by airlines in this region could have an adverse impact on the financial health of some Middle Eastern airlines, including our lessees.

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

        The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Commercial Aviation Services, International Lease Finance Corp., CIT Aerospace, Aviation Capital Group, RBS Aviation Capital, AWAS, Babcock & Brown, BOC Aviation and AirCastle Advisors, and six major engine leasing companies, including GE Engine Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. GE Commercial Aviation Services is able to operate with an integrated business model similar to our own, and therefore directly competes with each aspect of our business.

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

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. As of December 30, 2009, 9.4% of our aircraft portfolio by net book value was older than 15 years. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results.

        As of December 31, 2009, 9.4% of our net book value of our aircraft portfolio related to aircraft that were over 15 years of age. In general, the costs of operating an aircraft, including maintenance expenditures, increase as the aircraft ages. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results.

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

        Furthermore, the global recession and financial crisis also had an impact on insurance companies. Our lessee insurance coverage is dependent on the financial condition of insurance companies. If insurance companies are unable to meet their obligations, it could adversely impact our financial results.

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

        The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls Royce plc and Pratt & Whitney. As a result, we are dependent on these manufacturers' success in remaining financially stable, producing products and related components which meet the airlines' demands and fulfilling their contractual obligations to us. For Airbus, the impact of delayed deliveries of the A380 has resulted in substantial financial losses for the manufacturer, which subsequently forced Airbus to resort to a significant cost saving program. A strengthening of the Euro against the US dollar will put further cost pressure on Airbus. Although Boeing is not exposed to the same Euro-US dollar currency risk, announced delays in the Boeing 787 program could potentially lead to similar consequences to those resulting from the Airbus A380 program delays.

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

        In addition to more stringent noise restrictions, the United States, European Union and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Though current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations or indirect taxation. For example, the European Union issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any European Union country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. In the US similar legislation is currently being proposed. Limitations on emissions such as the one in the European Union could favor younger more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

        Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We cannot assure that we will be in complete compliance with these laws, regulations or permits at all times. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

We are the manager for several securitization vehicles and joint ventures and our financial results would be adversely affected if we were removed from these positions.

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2009, we generated revenue of $12.1 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results could be materially and adversely affected.

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

        In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, in 2009, certain smaller airlines, have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

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

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. Also the perception of a structural shortage in oil supplies that resulted in the 2008 oil price boom, and saw fuel prices increase to historical highs before declining substantially as a result of the 2009 global financial crisis, poses a substantial risk to the airline industry.

        A return to 2008 historically high fuel prices that are not hedged appropriately would have a material adverse impact on airlines' profitability. Swift movements in fuel prices when airlines have hedged their fuel costs can adversely affect profitability and liquidity as airlines may be required to post cash collateral under hedge agreements. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft and engine repossessions, increase our costs of servicing and marketing our aircraft and engines, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results.

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

The effects of H1N1 or other epidemic diseases may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results.

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

        The 2009 global outbreak of H1N1 had less of an impact on the aviation industry then SARS, but still shows that pandemics of diseases could potentially severely impact the airline industry in the future. Additional outbreaks or the fear of such events, could adversely affect passenger demand for air travel and the aviation industry. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        The Cerberus Funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus, own 40.2% of our ordinary shares. As a result, Cerberus may be able to significantly influence fundamental corporate matters and transactions, including the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

We are a Netherlands public limited liability company ("naamloze vennootschap or N.V.") and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

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

  •
  different liability standards and legal systems that may be less developed and less predictable than those in the United States; and

  •
  laws of countries that do not protect our intellectual property and international rights to the same extent as the laws of the United States.

        These factors may have a material adverse effect on our financial results.

If our subsidiaries do not make distributions to us we will not be able to pay dividends.

        Substantially all of our assets are held by and our revenues are generated by our subsidiaries. While we do not currently, or intend to, pay dividends, we will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. Substantially all of our owned aircraft are held through special purpose subsidiaries or finance structures which borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We cannot yet determine whether we will be classified as a PFIC for the 2010 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by our potential acquisition of Genesis Lease Limited, the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 25%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2009, we had $355 million of Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

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

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services and perform aircraft and limited engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Kingdom. with a total of 345 employees, as of December 31, 2009.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of December 31, 2009, we owned 180 aircraft and 85 engines, managed 45 aircraft, had 53 new aircraft and one new engine on order, had entered into purchase contracts for two aircraft and had executed letters of intent to purchase 11 aircraft and six engines. We also had entered into sales contracts for five forward order aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk of the residual value of the equipment at the end of the lease. As of December 31, 2009, our owned and managed aircraft and engines were leased to 91 commercial airline and cargo operator customers in 42 countries and managed from our offices in The Netherlands, Ireland, the United States, Singapore, China and the United Kingdom.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2007 to December 31, 2009, we have executed over 800 aircraft and engine transactions, including 249 aircraft leases, 140 engine leases, 234 aircraft purchase or sale transactions, 92 engine purchase or sale transactions and the disassembly of 29 aircraft, 14 airframes and 61 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2007 and December 31, 2009, our weighted average owned aircraft utilization rate was 98.1%. Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap or N.V.") on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s shares and the liabilities owed by AerCap B.V. to its prior shareholders for a total consideration of $1.37 billion, $370.0 million of which was funded with equity contributions from the Cerberus funds. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and parts sales company. On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on The New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20 million additional ordinary shares on The New York Stock Exchange.

        Genesis Lease Limited, AerCap and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap Holdings N.V., entered into an Agreement and Plan of Amalgamation dated as of

September 17, 2009, pursuant to which Genesis Lease Limited will amalgamate with AerCap International Bermuda Limited in an all share-for-share transaction. Under the terms of the Amalgamation Agreement, Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own. The transaction is subject to approval by Genesis shareholders and satisfaction of customary closing conditions. All regulatory approvals have been obtained and the registration statement was declared effective by the SEC on February 3, 2010. The Genesis shareholders are scheduled to vote on the Amalgamation on March 23, 2010. We expect to close the transaction on March 25, 2010. See page 49 for more information relating to Genesis.

        Our principal executive offices are located at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands, and our general telephone number is +31 20 655-9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is (302) 738-6680.

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

        Efficiently Manage our Liquidity.    As of December 31, 2009, we had access to $3.1 billion of committed undrawn credit facilities. However, in response to the global recession, we continue to seek new sources of liquidity and maintain and safeguard our existing cash balances. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures and export/import financings including European Export Credit Agencies ("ECA")-guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows from our restricted cash entities to those entities which are not cash restricted and continue to pursue the sale of aircraft to generate additional cash flows.

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

        Maintain a Diversified and Satisfied Customer Base.    We currently lease our 180 owned aircraft to 56 different airlines in 34 different countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft and engine assets as a result of our customer reach and quality product offering.

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

Aircraft

Overview

        We operate our aircraft business on a global basis. As of December 31, 2009, we owned and managed 225 aircraft. We owned 180 aircraft in our aircraft business and managed 45 aircraft. As of December 31, 2009, we leased these aircraft to 71 commercial airline and cargo operator customers in 37 countries. In addition, as of December 31, 2009, we had 32 new Airbus A320 narrowbody aircraft on order through AerVenture and 21 new Airbus A330 wide-body aircraft on order. We also had entered into a purchase contract for two new Boeing 737 aircraft and had executed letters of intent for the purchase of 11 additional aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 291 aircraft as of December 31, 2009. As of December 31, 2009, we also had entered into sales contracts for two A320 aircraft and three A330 forward order aircraft.

        Genesis Lease Limited, AerCap and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap Holdings N.V., entered into an Agreement and Plan of Amalgamation dated as of

September 17, 2009, pursuant to which Genesis Lease Limited will amalgamate with AerCap International Bermuda Limited in an all share-for-share transaction. Under the terms of the Amalgamation Agreement, Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own. The transaction is subject to approval by Genesis shareholders and satisfaction of customary closing conditions. The Genesis shareholders are scheduled to vote on the Amalgamation on March 23, 2010. We expect to close the transaction on March 25, 2010. The Genesis aircraft portfolio consists of 54 aircraft. See page 49 for more information relating to Genesis.

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

        Our contract lease terms generally range from 12 months to 144 months. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while, in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking re-delivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

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

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 501 aircraft transactions between January 1, 2007 and December 31, 2009.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2007 and December 31, 2009, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2007	2008	2009	Total/ Average
New leases on new aircraft	22	45	21	88
New leases on used aircraft	10	34	6	50
Extensions of lease contracts	12	34	24	70
Average lease term for new leases (months)(1)(4)	96.5	123.2	138.3	120.1
Average lease term for re-leases (months)(1)	72.0	63.6	42.3	62.3
Average lease term for lease extensions (months)(2)	46.5	36.2	18.8	32.0
Lease restructurings	—	1	13	14
Aircraft purchases	40	58	41	139
Aircraft sales	24	26	9	59
Average aircraft utilization rates(3)	98.4%	97.7%	98.1%	98.1%

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

(4)
Including the letters of intent signed during 2009, the average lease term is 140 months.

	Managed Aircraft
Activity	2007	2008	2009	Total/ Average
New leases on new aircraft	—	—	1	1
New leases on used aircraft	7	12	4	23
Extensions of lease contracts	6	6	5	17
Average lease term for re-leases (months)(1)	48.0	64.0	53.0	57.2
Average lease term for lease extensions (months)(2)	46.0	46.5	26.4	40.4
Lease restructurings	—	—	4	4
Aircraft purchases	—	—	—	—
Aircraft sales	25	5	6	36

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

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example, throughout 2007, as strengthening in the commercial airline sector continued, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. During 2008 and 2009, average lease terms for re-leases and extensions have decreased as compared to 2007, in reaction to the deterioration in lease rates resulting from the global economic slowdown occurring during much of 2008 and 2009. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. In addition, leases of more expensive aircraft generally have longer lease terms than less expensive aircraft. The average lease term for new leases increased in 2008 and continued to increase in 2009, due to the signing of longer-term lease contracts on new A330 aircraft, which are more expensive than new A320 aircraft, which comprised the bulk of new leases in years previous to 2008. Lease terms for owned aircraft tend to be longer than for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

        Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also perform on-site credit reviews for new lessees which typically includes extensive discussions with the prospective lessee's management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

        We require our aircraft lessees to provide us with security deposits in order to protect the value of our assets. We require all of our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease. The size of the security deposit is normally equal to two months' rent.

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re deliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the delivery condition is different from the acceptance condition, there is normally an end of lease compensation adjustment for the difference at re delivery. As of December 31, 2009, 90 of our 180 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received compensation from prior lessees.

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

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 63 aircraft under defaulted leases with 30 different lessees in 19 jurisdictions.

Aircraft Portfolio and Existing Lessees

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2009, we owned and managed 225 aircraft. We owned 180 aircraft and managed 45 aircraft. Of the 225 aircraft as of December 31, 2009, 216 were on operating lease and nine were off-lease (six owned and three managed). Of the nine aircraft off lease at December 31, 2009, one aircraft was delivered to lessee in the beginning of 2010, four aircraft were under letter of intent for lease and four aircraft were subject to our regular remarketing efforts. As of December 31, 2009, we leased the 174 owned aircraft on operating leases to 56 commercial airline and cargo operator customers in 34 countries. The weighted average age of our 180 owned aircraft was 5.7 years as of December 31, 2009. We believe that we own one of the youngest aircraft fleets in the world.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2009:

			Managed portfolio
	Owned portfolio				Number of aircraft under purchase contract or letter of intent
						Total owned, Managed and ordered aircraft
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order
Airbus A300 Freighter	1	0.5%	0	0	0	1
Airbus A319	19	11.4%	0	5	2	26
Airbus A320	75	39.4%	11	24	7	117
Airbus A321	16	9.0%	1	3	0	20
Airbus A330	14	19.5%	0	21	0	35
Boeing 737Classics	14	2.3%	27	0	0	41
Boeing 737(NG)	19	12.0%	0	0	4	23
Boeing 757	11	2.7%	3	0	0	14
Boeing 767	4	2.3%	2	0	0	6
MD-11 Freighter	1	0.6%	1	0	0	2
MD-83	2	0.1%	0	0	0	2
MD 82	4	0.2%	0	0	0	4

Total	180	100.0%	45	53	13	291

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

Genesis Portfolio

        The Genesis aircraft portfolio consists of 54 aircraft. As at December 31, 2009, 53 of those aircraft were in operation on lease to 35 airlines located in 21 countries. The weighted average remaining lease term of the Genesis total portfolio of aircraft is 4.5 years. The Genesis portfolio includes 47 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100, A321-231 and A320-200), three cargo aircraft (Boeing 747-400SF and 767-200PC), two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER).

Aircraft on Order or Subject to Letters of Intent.

        We have a large number of new aircraft on order, either directly or indirectly through AerVenture, and have signed letters of intent for the purchase of a number of additional aircraft.

        In January 2006, AerVenture, placed an order with Airbus for the purchase of 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, AerVenture notified Airbus that AerVenture will not take delivery of the five aircraft subject to reconfirmation rights. In 2009 AerVenture added four additional aircraft to the existing forward order. As of December 31, 2009, 28 aircraft had been delivered, three aircraft were transferred to AerCap, six aircraft were sold and 32 aircraft remain to be delivered under the agreement. As of December 31, 2009, the 32 remaining aircraft consist of five A319 aircraft, 24 A320 aircraft and three A321 aircraft. The remaining 32 aircraft are scheduled to be delivered between 2009 through 2013. Included in the 32 aircraft are two delivery positions which have been sold to a third party

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. The original delivery schedule for the 30 A330 aircraft order included delivery of two aircraft in 2008, eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012. In 2008 two A330 aircraft were delivered of which one was subsequently sold. In 2009 nine A330 aircraft were delivered and two additional A330 aircraft were added to the forward order. As of December 31, 2009, 21 of the aircraft remained to be delivered pursuant to the agreement of which nine aircraft are scheduled to be delivered in 2010, seven aircraft are scheduled to be delivered in 2011 and five aircraft are scheduled to be delivered in 2012. Included in the 21 aircraft are three aircraft which have been sold to a third party.

        The following table provides information regarding the letters of intent and purchase and sale agreements in place and executed as of December 31, 2009, excluding the aforementioned A320 and A330 forward order aircraft.

Aircraft type	Number of aircraft	Letter of Intent or Agreement	New/Used
Purchases
Boeing 737-800	2	Purchase Agreement	New
Boeing 737-700	4	Letter of Intent	Used
Airbus A320-200	4	Letter of Intent	Used
Airbus A320-200	3	Letter of Intent	New

	13

Sales
Airbus A330-300	3	Sale Agreement	New
Airbus A320-200	2	Sale Agreement	New

	5

        Although we expect to be able in each case to negotiate and agree on final documentation with respect to our letters of intent, we may not be able to do so and therefore these transactions may not in fact occur.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2009.

Lessee	Percentage of 2009 lease revenue(2)
TUI Aviation GmbH	12.2%
Aeroflot Russian Airlines	5.9%
Kingfisher Airlines Ltd.	4.8%
Asiana Airlines	3.9%
Wizz Air Hungary Ltd	3.6%
US Airways	3.4%
Thai International.	3.3%
Air France	3.1%
Air Berlin	3.0%
Mexicana	3.0%
Indian Airlines	2.7%
TAP (Transportes Aéreos Portugueses SA)	2.4%
Monarch Airlines	2.4%
Air Astana	2.2%
Air One	2.1%
British Midland	2.0%
Other(1)	40.0%

Total	100%

(1)
Consists of more than 51 individual lessees. No other lessee accounted for more than 2.0% of our lease revenue in 2009.

(2)
The Amalgamation with Genesis Lease Limited will not have a significant impact on the concentration of our aircraft lessees.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2009.

Country	Percentage of 2009 lease revenue(2)
Germany	16.3%
USA	7.7%
India	7.5%
Russia	6.9%
UK	5.0%
Thailand	4.3%
Indonesia	4.2%
Korea	3.9%
France	3.7%
Hungary	3.6%
Mexico	3.0%
Italy	2.8%
Portugal	2.4%
Kazakhstan	2.2%
Greece	1.9%
Turkey	1.9%
El Salvador	1.8%
Trinidad & Tobago	1.8%
Pakistan	1.7%
Czech Republic	1.7%
Tunisia	1.6%
Jamaica	1.2%
Canada	1.2%
Iceland	1.2%
Jordan	1.2%
Bulgaria	1.2%
China	1.1%
Belgium	1.1%
Other(1)	5.9%

Total	100%

(1)
No other country accounted for more than 1.0% of our lease revenue in 2009.

(2)
The Amalgamation with Genesis Lease Limited will not have a significant impact on the geographic concentration of our aircraft lessees.

        As of December 31, 2009, leases representing approximately 32.3% of our lease revenues in 2009 were scheduled to expire before December 31, 2012. As of December 31, 2009, of our 180 owned aircraft, 174 aircraft were on lease and had a weighted average remaining lease period per aircraft of 53.9 months and six aircraft were off-lease.

        The following table sets forth as of December 31, 2009 the number of leases that were scheduled to expire between December 31, 2009 and December 31, 2021 as a percentage of our 2009 lease revenue.

Year	Percentage of 2009 lease revenue(1)	Number of aircraft with leases expiring(2)
2010	8.2%	20
2011	9.5%	20
2012	14.6%	31
2013	11.5%	21
2014	9.7%	21
2015	8.2%	16
2016	6.1%	10
2017	1.8%	3
2018	4.2%	7
2019	5.4%	14
2020	3.5%	6
2021	1.6%	5

Total	84.3%	174

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2009 (0.9%), revenue from the six off-lease aircraft (2.9%), revenue from disassembled aircraft (2.9%), revenue from the leasing of engines and parts (7.1%) and lease revenue from the aircraft subject to lease-in lease-out transactions (1.9%).

(2)
The Amalgamation with Genesis Lease Limited will increase the number of aircraft with expiring leases in 2010 to 25, 2011 to 30 and 2012 to 33.

Aircraft Acquisitions and Dispositions

        From January 1, 2007 to December 31, 2009, we purchased 139 aircraft and sold 59 aircraft. In addition, as of December 31, 2009, we had negotiated and entered into contracts to purchase an additional 55 new aircraft and have executed letters of intent to purchase an additional 11 aircraft.

        In January 2006, we, through AerVenture, placed an order with Airbus for up to 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights, originally scheduled for delivery between 2007 and 2010. During 2008 and the first two months of 2009, AerVenture notified Airbus that AerVenture will not take delivery of the five aircraft subject to reconfirmation rights. In 2008, three delivery positions were transferred to AerCap for deliveries which took place in 2008. In 2009 AerVenture added four additional aircraft to its forward order. In addition, in 2007 AerVenture entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third party buyer, five of the seven aircraft were delivered to the buyer in 2009. As of December 31, 2009, 32 aircraft remain to be delivered under the forward order from 2010 through 2013. Included in the 32 aircraft are two delivery positions which have been sold to a third party.

        In addition, on May 11, 2007, we signed agreements with Airbus for the purchase of 30 A330s. In 2008 two A330 aircraft were delivered of which one was subsequently sold. In 2009 nine A330 aircraft were delivered and two additional A330 aircraft were added to the forward order. Of the total of 32 A330s subject to the forward orders, 21 aircraft remained to be delivered as of December 31, 2009. Included in the 21 aircraft are three aircraft which have been sold to a third party.

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

        Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large scale committed funding to acquire new and used aircraft, engines and parts. As of December 31, 2009, we had $3.1 billion of committed undrawn credit facilities, which are described below. This amount included $0.7 billion of an undrawn facility that allows us to purchase aircraft of up to 15 years of age ("UBS warehouse facility"). In July 2008 we closed the $1 billion aircraft securitization, Aircraft Lease Securitisation II Limited ("ALS II"), which provides committed long term financing to finance up to 30 new A320 family aircraft. As of December 31, 2009, ALS II had taken delivery and provided financing for 22 new A320 family aircraft, with $0.3 billion remaining commitment to finance the remaining eight aircraft scheduled for delivery through May 2010.

        As of December 31, 2009, we had $2.9 billion of undrawn amounts under borrowing facilities, including ALS II and the UBS warehouse facility, to provide long term financing for our remaining forward purchase commitments. Of the remaining 32 A320 family aircraft to be delivered as of December 31, 2009, we expect to finance eight aircraft through ALS II and 18 aircraft through the ECA facility or the UBS warehouse facility. Two of the 32 A320 family aircraft are subject to a sales agreement and for four aircraft, scheduled to be delivered in 2013, we do not have committed funding available as of December 31, 2009. Of the remaining 21 A330 aircraft to be delivered as of December 31, 2009, we expect to finance six aircraft through the ECA facility, four aircraft through a $272 million facility with China Development Bank Corporation ("CDB") and two through the UBS warehouse facility. Three of the 21 A330 aircraft are subject to a sales agreement and for the remaining six aircraft, scheduled to be delivered in 2011 and 2012, we do not have committed funding available as of December 31, 2009.

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

        AerVenture.    In December 2005, we established AerVenture and in January 2006, AerVenture placed an order with Airbus for up to 70 new A320 family aircraft originally scheduled for delivery between 2007 and 2010. Five of the aircraft under the forward order were subject to reconfirmation rights and AerVenture elected to forego delivery of such aircraft pursuant to such rights. As of December 31, 2009, 32 aircraft remained to be delivered in 2010 and through 2013. Included in the 32 aircraft are two delivery positions which have been sold to a third party.

        In January 2006, we sold a 50% equity interest in AerVenture Ltd. ("AerVenture"), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture had contracted with Airbus for the delivery of up to 70 A320 family aircraft, including five aircraft subject to reconfirmation rights, with the intent of leasing these aircraft to third parties. The joint venture agreement required us to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. We have entered into agreements to provide management and marketing services to AerVenture in return for management fees. We determined that AerVenture was a variable interest entity for which we were the primary beneficiary. As such, we continued to consolidate AerVenture in our accounts since its inception date. In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture. In addition, all of the directors appointed by LoadAir were automatically removed. In June 2009, the 50% investment of LoadAir was redeemed by AerVenture in conjunction with the sale of a 50% equity interest in AerVenture to a new joint venture partner, Waha Capital PJSC ("Waha Capital"). We have determined that AerVenture continues to be a variable interest entity for which we are the primary beneficiary. We consolidate AerVenture's financial results in our financial statements.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company and affiliates of Crédit Agricole establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. The registered capital of AerDragon was increased to $90.0 million in 2008. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2009, we do not consolidate AerDragon's financial results in our financial statements.

        AerDragon acquired its first two A320 aircraft from us and we guaranteed the performance of AerDragon under the debt secured by one of the two aircraft. AerDragon has signed a forward order agreement with Airbus for the delivery of 13 A320 family aircraft. As of December 31, 2009 seven of the 13 aircraft were delivered.

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

Relationship with Airbus

        We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when Daimler AG (formerly known as Daimler-Benz AG and DaimlerChrysler AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., an 80% shareholder of Airbus, was one of our founding shareholders. In the last 10 years, we, directly or through our joint ventures, have contracted to purchase over 100 commercial jet aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2009, we had aircraft management and administration service contracts with seven parties covering over 300 aircraft, two of which accounted for 82% of our aircraft services revenue in 2009. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

Engine and Parts

Overview

        On April 26, 2006, we acquired all of the share capital of AeroTurbine, Miami, Florida. AeroTurbine was established in 1997 and is engaged in engine trading and leasing and the disassembly of airframes and engines for the sale of their component parts to the global aviation industry. We acquired AeroTurbine to:

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

        Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition and maintenance professionals is composed of licensed aircraft and engine mechanics, licensed inspectors and aircraft maintenance record specialists who track and document the maintenance history of each engine and airframe that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 342 engines, generating revenues in excess of $357 million.

        We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. We have a $328.0 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. As of December 31, 2009, we had $16.5 million of funds available under our revolving facility.

Engine Portfolio

        We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of December 31, 2009, we owned 85 engines, had one new engine on order and executed letters of intent to purchase an additional six engines. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of December 31, 2009, 62 of our 85 engines were CFM56 series engines manufactured by CFM International.

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

        We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulic and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. We have disassembled 98 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Airbus A320 and A340 family aircraft. Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

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

        Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of December 31, 2009, we had 85 engines on lease to 34 customers located in 20 countries.

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

Airframe MRO Capability

        On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona, acquired certain assets and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance, limited powerplant repair to engine and line components, which includes starters, generators, hydraulic pumps, and quick engine changes installation. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four wide-body aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 120 aircraft with approximately 85 on site at the close of 2009. This transaction was primarily made to reduce our cost of aircraft disassembly, support the expansion of our airframe parts distribution and airframe MRO business. In 2009, we disassembled six customer aircraft and 13 AeroTurbine aircraft. We also performed heavy airframe maintenance on four AerCap aircraft (two Boeing 737s and two A320 aircraft).

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

        On June 26, 2008, our consolidated subsidiary ALS II closed a $1 billion aircraft securitization. The securitization will provide long-term non-recourse funding for 30 new A320 family aircraft which are part of the 70 aircraft order placed by AerVenture. In this securitization, each of the underwriting banks has committed to make advances to ALS II. The proceeds received by ALS II from the advances and the issuances of certain additional notes, will be used by ALS II to acquire the 30 aircraft which will be leased to customers of AerCap and AerVenture and to pay certain transaction expenses. As of December 31, 2009, 22 A320 family aircraft have been financed in ALS II.

        On January 5, 2009, we signed a facility agreement with Crédit Agricole and other banks and financial institutions, which contained the negotiated terms pursuant to which the ECA have agreed to provide guarantees on up to $1.4 billion of financing. This represents a significant portion of the remaining financing needed for the Airbus A330 order delivering between 2009 and 2012. The ECA consist of Coface in France, Export Credits Guarantee Department in the United Kingdom, and Euler-Hermes in Germany. The loans are to be provided by a syndicate of banks led by Crédit Agricole acting as Global Arranger and are subject to customary Export Credit Agency requirements. As of December 31, 2009, nine A330 aircraft have been financed under this facility.

        In March 2009, AerVenture closed a $846.0 million export credit facility with a syndicate of commercial banks led by Crédit Agricole to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA. As of December 31, 2009, one aircraft has been financed under this facility.

        In November 2009, AerCap closed a $272.0 million facility with China Development Bank Corporation to finance four A330 aircraft. Currently no aircraft have been financed under this facility.

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2009 were AerCap B.V., AeroTurbine Inc., AerCap Ireland Ltd., Sunflower Aircraft Leasing Ltd., AerCap Aircraft Leasing XXX B.V., AerCap Dutch Aircraft Leasing I B.V., AerVenture Ltd., Aircraft Lease Securitisation Ltd., Aircraft Lease Securitisation II Ltd., AerFunding I Ltd. and AerCap Partners I Ltd. AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2007	December 31, 2008	December 31, 2009
Amsterdam, The Netherlands	88	87	74
Shannon, Ireland	42	44	50
Fort Lauderdale, FL	16	17	18
Miami, FL(1)	172	128	120
Goodyear, AZ(1)	75	83	46
Other(2)	9	23	37

Total	402	382	345

(1)
Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006.

(2)
We lease small offices in Shanghai (China), Irvine (TX), Finchampsted (UK) and Singapore.

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

Organizational Structure

        AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in five main operating companies, most of which in turn own special purpose entities which hold our aircraft and engine assets. AerCap Holdings N.V. employs 15 people and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our economic interests in AerCap Partners (19 aircraft) and AerVenture (23 aircraft with 32 aircraft on order) which in turn holds the economic interests in AerFunding (five aircraft). The five principal operating subsidiaries, their share ownership and the identity of their significant asset owning subsidiaries are detailed below.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands, and through its special purpose subsidiaries, owns the economic interests in 30 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services, B.V. is located in Amsterdam, The Netherlands and had 59 employees as of December 31, 2009. AerCap Group Services B.V. does not own significant assets, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and holds our economic interests in Aircraft Lease Securitisation Limited ("ALS I"), which owns 62 aircraft. In addition, AerCap Ireland Limited owns 23 aircraft and 10 engines directly or through single aircraft owning special purpose entities and holds the economic interests in AerFunding (six aircraft). AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon. AerCap Ireland Limited had 47 employees as of December 31, 2009.

        AerCap, Inc. is owned 100% by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had 18 employees as of December 31, 2009 and provides a range of services to other asset owning companies in the AerCap group of companies. AerCap, Inc. and its wholly owned subsidiaries (excluding AeroTurbine, Inc.) are the lessees under four lease-in, lease-out transactions and own one aircraft. AerCap, Inc. owns 100% of the share capital of AeroTurbine, Inc.

        AeroTurbine, Inc is owned 100% by AerCap, Inc. AeroTurbine, Inc. is located in Miami, Florida, has a facility in Goodyear, Arizona and employed 202 people as of December 31, 2009. AeroTurbine, Inc. owns 75 engines, 11 aircraft which are designated for disassembly and part-out and an inventory of aircraft and engine parts for sale.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GE Commercial Aviation Service, have significantly larger and more diversified aircraft portfolios and potentially greater access to financing than we do.

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

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft or engine. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition we carry customary insurance for our property and parts inventory, and we also maintain customary product liability insurance covering liabilities arising from our aircraft, engine and aviation parts trading activities. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

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

        In addition to the above facilities, we also lease small offices in Shanghai (China), Irvine (Texas), Finchampsted (UK) and Singapore.

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

VASP Litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the Federal Supreme Court. In September 2009 the Federal Supreme Court of Justice presiding over the case ordered an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommends that the extraordinary appeal should be accepted for trial and that the case would be subjected to a new judgment, before the Superior Court of Justice. The Federal Supreme Court is not bound by the opinion of the Attorney General. However, our external legal counsel informed us that it would be normal practice to take this opinion into consideration. There are no assurances though whether the Federal Supreme court would rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the Superior Court of Justice would be.

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

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations where the leases were governed by English law. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP has applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of its assets in Brazil. We have opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications. In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP has appealed this decision. In December 2008, we filed with the English court an application for default judgment for loss of profits plus accrued interest under seven lease agreements. On March 16, 2009 we obtained a default judgment in which we have been awarded a claim of approximately $40.0 million for loss of profit plus accrued interest under seven lease agreements. In order to obtain this award, we will need to begin enforcement proceedings in Brazil against VASP, which is currently in bankruptcy. We cannot assure you as to the outcome of this claim.

        In addition to the claim in the English courts we have also commenced proceedings in the Irish courts against VASP based on the damages we incurred as a result of the default of VASP under nine lease obligations where the leases were governed by Irish law. The Irish courts have granted an order for service of process, however VASP is currently opposing this service of process in Brazil.

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

Overview

        Net income attributable to AerCap Holdings N.V. for the full year 2009 was $165.2 million. Net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation was $150.2 million, down 24% as compared to $197.8 million in 2008. The after-tax gain relating to the mark-to-market of our interest rate caps was $18.2 million and the after-tax charge from share based compensation was $3.2 million. The decrease in net income attributable to AerCap Holdings N.V. excluding the non-cash charges was driven primarily by a reduction in the gain on sale of assets, the impact from airline defaults which occurred in 2008, and cumulative adjustment in 2008 for maintenance income relating to a change in estimate. Net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps, was $466.0 million for full year 2009, up 30% as compared to 2008. This measure reflects the increase in leasing income. Total basic and fully diluted earnings per share for the full year 2009 were $1.94. Total basic and fully diluted earnings per share excluding non-cash charges relating to mark-to-market of interest rate caps of $0.21 per share and share based compensation of $0.04 per share were $1.77. The number of outstanding shares is currently 85.0 million.

Major Developments in 2009

  •
  AerCap Holdings N.V. and Genesis Lease Limited signed a definitive Amalgamation agreement relating to an all share transaction;

  •
  AerCap signed a joint-venture agreement with Waha Capital for a 50/50 joint investment in AerVenture;

  •
  AerVenture signed a $846 million export credit facility with a syndicate of commercial banks led by Crédit Agricole to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA;

  •
  AerVenture closed on the fundings for 22 A320 aircraft into the ALS II facility. The ALS II facility has the capacity to fund a total of 30 A320 aircraft; and

  •
  AerCap signed several facility agreements for pre-delivery financing of A330 aircraft.

  •
  AerCap arranged total debt facilities amounting to $1.7 billion during 2009, and $5.0 billion during the last two years.

Genesis Lease Limited

        Genesis Lease Limited, AerCap and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap Holdings N.V., entered into an Agreement and Plan of Amalgamation dated as of September 17, 2009, pursuant to which Genesis Lease Limited will amalgamate with AerCap International Bermuda Limited in an all share-for-share transaction. Under the terms of the Amalgamation Agreement, Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own. The Amalgamation is subject to approval by Genesis shareholders and has been submitted to the shareholders of Genesis Lease Limited for their consideration. The Genesis shareholders are scheduled to vote on the Amalgamation on March 23, 2010. All regulatory approvals have been obtained and the registration statement was declared effective by the Securities and Exchange Commission on February 3, 2010. The resulting amalgamated company will continue as a subsidiary of AerCap. After consummation of the Amalgamation, based on AerCap's and Genesis's respective capitalizations as of September 30, 2009, we expect that the Genesis shareholders will own approximately 29% of AerCap's issued and outstanding ordinary shares.

        The Genesis aircraft portfolio consists of 54 aircraft. As at December 31, 2009, 53 of those aircraft were in operation on lease to 35 airlines located in 21 countries. The weighted average remaining lease term of the Genesis total portfolio of aircraft is 4.5 years. The Genesis portfolio includes 47 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100, A321-231 and A320-200), three cargo aircraft (Boeing 747-400SF and 767-200PC), two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER).

        Pursuant to six servicing agreements, GE Capital Aviation Services ("GECAS") provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements, Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio of 41 aircraft. In addition, Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services.

        In 2005, Genesis Funding Limited ("Genesis Funding"), a subsidiary of Genesis completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers' discounts and fees. Under the terms of the securitization, a single class of notes were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, Genesis Lease Limited. The proceeds from the sale of the notes, together with the proceeds from a sale of Genesis's equity were used by Genesis Funding to finance the acquisition of 41 aircraft. Genesis has also entered into a number of other debt facilities, including a $200 million senior secured revolving credit facility, a $75 million liquidity facility and term loans with a principal amount of $333 million.

Liquidity and Access to Capital

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. In prior years, we have achieved positive consolidated cash flow from operations. We have substantial commitments to purchase aircraft under forward order contracts, including through AerVenture. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2009, our commitments in 2010 and 2011 to make pre-delivery and final delivery payments under our forward purchase commitments was less than/(exceeded) the amounts available under our committed borrowing facilities, cash in bank, and other related sources, including the completion of the Amalgamation with Genesis, of cash by $160 million and $(17) million, respectively.

        Due to the global recession, there has been a significant decrease in the amount of capital available to finance the purchase of aviation assets, including pre-delivery payments on forward purchase commitments, which has made it more challenging and expensive for us to obtain new credit. We have historically relied on sales of aircraft as an integral part of our liquidity strategy in order to meet cash requirements for our operations and committed capital expenditures. As a consequence of the global recession and the corresponding decrease in capital available to finance the purchase of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft.

        In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described below under "—Liquidity and Capital Resources."

Non Cash Charge for Share based Compensation

        The non cash charge for share based compensation, net of tax, was $3.2 million for the full year 2009. The charge relates to restricted shares and share options in entities that own a substantial percentage of our shares and which are held by members of our senior management, independent directors and a consultant and share options in AerCap Holdings N.V. which are held by members of our senior management. The charge did not reduce our net equity.

Non Cash Charge for Mark-to-market of Interest Rate Caps

        The non cash charge for mark-to-market of interest rate caps, net of tax and non-controlling interest, was $18.2 million for the full year 2009. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under US GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Aviation Assets

        Our total assets and owned portfolio continue to grow. We acquired $1.9 billion of aviation assets including 41 aircraft and 25 engines in 2009. Total assets were $6.8 billion at December 31, 2009. Total assets increased 25% during 2009 which was driven by the acquisition of aviation assets. The increase in flight equipment was the result of a net increase of 26 owned aircraft in our portfolio. The number of aircraft in our portfolio was 291 as of December 31, 2009, consisting of 180 owned aircraft, 45 managed aircraft, 53 aircraft in our order book, two aircraft subject to purchase contract and 11 aircraft under letter of intent. The number of aircraft decreased by six units from 297 since the end of 2008. The decline in aircraft was largely driven by the sale/termination of managed aircraft. The number of engines owned or on contract was 92, an increase of 17 engines from 75 engines owned at the end of 2008.

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

Factors Affecting the Comparability of Our Results

Our Acquisition by Cerberus

        On June 30, 2005, AerCap Holdings C.V., a Netherlands partnership owned by Cerberus acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. In accordance with ASC 805, we allocated the purchase consideration to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $1.4 billion was less than the $1.9 billion combined carrying value of the liabilities and the equity purchased by Cerberus, the purchase price allocation resulted in lower carrying values for our assets after the 2005 Acquisition. The carrying values of our assets and liabilities influence our results of operations and, accordingly, the net decrease in asset carrying values, which resulted from the 2005 Acquisition, has resulted in improved operating performance. The material impacts on our consolidated income statement of the 2005 Acquisition relate to purchase accounting adjustments in our assets which are reflected in lower depreciation expense and lower cost of goods sold due to reduced net book values, and in lower interest on debt expense. Other than the corresponding effect on income from continuing operations before provision for income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement.

AeroTurbine Acquisition

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. In accordance with ASC 805, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration was greater than the combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets and goodwill of $6.8 million at the date of the AeroTurbine Acquisition. The inclusion of AeroTurbine in our consolidated results has increased our lease and sales revenue and cost of goods sold through the addition of $345.1 million and $408.1 million of combined flight equipment and inventory in our December 31, 2008 and December 31, 2009 consolidated balance sheets, respectively. In addition, the interest on AeroTurbine's debt has increased our consolidated interest expense and the inclusion of AeroTurbine's operations has increased our selling, general and administrative expenses. More specifically, for the year ended December 31, 2006, we recognized $62.4 million of non cash, share based compensation, net of taxes, in our consolidated selling, general and administrative expenses related to restricted shares granted in connection with the AeroTurbine Acquisition.

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

Stock Compensation Expenses

        Our financial results for the year ended December 31, 2006 include a charge of $68.3 million, net of tax of $10.3 million for non-cash, share based compensation expense related to the vesting of options and restricted stock previously granted or sold by the Cerberus Funds to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management, our non-executive directors and one consultant primarily in connection with the 2005 Acquisition. While we continue to recognize some additional non-cash, share based compensation in connection with these restricted stock and options, as well as options issued in 2007 and 2008 by AerCap Holdings N.V., future charges are not expected to be of a similar magnitude as those recognized in 2006. Our financial results for the year ended December 31, 2009 include a charge for share based compensation of $3.9 million ($3.2 million net of tax).

Critical Accounting Policies Applicable to Us

        Our Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

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

Inventory

        Inventory, which consists primarily of engine parts, is valued at the lower of cost or market value. For purchases of individual parts and whole engines, the cost is the total cost paid to acquire an engine or aircraft as a whole and is then primarily determined using the specific identification method. For purchases of dismantled engines, aircraft and bulk inventory, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled engine, aircraft or bulk inventory at the time of purchase to the total estimated sales value of the dismantled engine, aircraft or bulk inventory at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual part to determine its cost. We evaluate this ratio periodically and if necessary we update sales estimates and make prospective adjustments to this ratio. Any inventory identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review.

Impairments

        In accordance with ASC 360, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. We normally evaluate these events and circumstances on an annual basis. However, given current market conditions the evaluation is performed on a quarterly basis. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment.

        As of December 31, 2009 we owned 180 aircraft of which 53 were older than 15 years. The 53 aircraft had a net book value of $452.4 million which represented 8.6% of our total flight equipment held for operating lease. The undiscounted cash flows of the 53 aircraft older than 15 years were estimated at $562.4 million, which represents 24% excess above net carrying value. As of December 31, 2009 four of the 53 aircraft did not pass the recoverability test, and a corresponding impairment of $9.2 million was recognized for these four aircraft. The remaining 49 aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 6% and 126%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

        In accordance with ASC 360, we evaluate any goodwill and indefinite lived intangible assets for impairment at the reporting unit level each year and upon the occurrence of events or circumstances that indicate that the asset may be impaired. We determine the fair value of our reporting units using discounted cash flow and earnings multiples approaches. When our valuation suggests that the fair value of our reporting unit is less than our net equity, we determine the amount of implied goodwill by allocating the fair value of the reporting unit to our assets and liabilities as we would in purchase accounting and adjust our goodwill to its implied value through an impairment entry. If we fail to meet our forecasted future cash flows or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting unit may be adversely affected, resulting in impairment charges.

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

        In addition, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to the lease. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

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

Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. Consolidated entities include certain joint ventures such as our AerVenture and AerCap Partners joint ventures, our aircraft lease securitization vehicles, and our AerFunding financing vehicle, but exclude AerDragon. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

Deferred Income Taxes

        We provide for income taxes according to ASC 740. We have significant tax loss carryforwards in certain of our subsidiaries. We evaluate valuation allowances for tax losses at the individual company level or consolidated tax group level in accordance with the tax law in the specific jurisdiction. We evaluate the potential for recovery of our tax losses by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies. In estimating future taxable profits, we consider all current contracts and assets of the business, as well as a reasonable estimation of future taxable profits achievable by us. If we are not able to achieve the level of projected taxable profits used in our assessment, and no tax planning strategies are available to us, an additional valuation allowance may be required against our tax assets with a corresponding charge to our income statement in the future.

Revenues

        Our revenues consist primarily of lease revenue from aircraft and engine leases, sales revenue, management fee revenue and interest revenue.

Lease Revenue.

        Nearly all of our aircraft and engine lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In the year ended December 31, 2009, 15.3% of our basic aircraft lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft or engine utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft or engine at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

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

        We operate our business on a global basis. As of December 31, 2009, we had 180 owned aircraft and 85 owned engines on lease to 91 customers in 42 countries, with only one lessee accounting for more than 10% of lease revenue for the year ended December 31, 2009. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Europe	39%	42%	50%
Asia/Pacific	33%	28%	25%
North America/Caribbean	17%	18%	14%
Latin America	10%	10%	6%
Africa/Middle East	1%	2%	5%

Total	100%	100%	100%

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

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and the leases on the remaining four aircraft at December 31, 2009 expire between 2010 and 2014. As described in Note 15 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. This amount is amortized monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

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

Selling, General and Administrative Expenses.

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries, benefits, charges for share based compensation, professional and advisory costs and office and travel expenses as summarized in Note 20 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and our taxable income. Our effective tax rate has varied significantly year to year from 2006 to 2008. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and taxable income.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

	Year ended December 31, 2008	Year ended December 31, 2009
	(US dollars in millions)
Revenues
Lease revenue	$605.3	$650.6
Sales revenue	616.6	324.8
Management fee revenue	11.7	12.1
Interest revenue	18.5	10.1
Other revenue	4.2	5.7

Total revenues	1,256.3	1,003.3
Expenses
Depreciation	169.4	221.0
Asset Impairment	18.8	32.6
Cost of goods sold	506.3	248.9
Interest on debt	219.2	92.1
Operating lease-in costs	14.5	13.1
Leasing expenses	55.6	65.1
Provision for doubtful accounts receivable	3.7	1.0
Selling, general and administrative expenses	128.3	116.2
Other expenses	—	3.0

Total expenses	1,115.8	793.0
Income from continuing operations before income taxes	140.5	210.3
Provision for income taxes	0.4	(3.9)

Net income	140.9	206.4

Net loss (income) attributable to non-controlling interest, net of taxes	10.9	(41.2)

Net income attributable to AerCap Holdings N.V.	$151.8	$165.2

        Revenues.    Our total revenues decreased by $253.0 million, or 20.1%, to $1,003.3 million in the year ended December 31, 2009 from $1,256.3 million in the year ended December 31, 2008. In the year ended December 31, 2009, we generated $780.4 million of revenue in our aircraft segment and $222.9 million of revenue in our engine and parts segment, and, in the year ended December 31, 2008, we generated $1,069.8 million of revenue in our aircraft segment and $186.4 million in our engine and parts segment. The principal categories of our revenue and their variances were:

	Year ended December 31, 2008	Year ended December 31, 2009	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue
Basic rents	$520.8	$581.9	$61.1	11.7%
Maintenance rents and end of lease compensation	84.5	68.7	(15.8)	(18.7)%
Sales revenue	616.6	324.8	(291.8)	(47.3)%
Management fee revenue	11.7	12.1	0.4	3.4%
Interest revenue	18.5	10.1	(8.4)	(45.4)%
Other revenue	4.2	5.7	1.5	35.7%

Total	$1,256.3	$1,003.3	$(253.0)	(20.1)%

        Basic rents increased by $61.1 million, or $11.7%, to $$581.9 million in the year ended December 31, 2009 from $520.8 million in the year ended December 31, 2008. The increase in basic rents was attributable primarily to:

  •
  the acquisition between January 1, 2008 and December 31, 2009 of 99 aircraft for lease with an aggregate net book value of $3.1 billion at the date of acquisition, partially offset by the sale of 35 aircraft, during such period, with an aggregate net book value of $0.4 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $96.3 million increase in basic rents;

    reduced by

  •
  a decrease in payments from leases with lease rates tied to floating interest rates in the year ended December 31, 2009 compared to the year ended December 31, 2008 due to decreases in market interest rates, which resulted in a $15.7 million decrease in basic rents;

  •
  a decrease of $14.4 million in basic rents from our engine lease activities in the year ended December 31, 2009 compared to the year ended December 31, 2008, resulting from the decrease in our engine lease activities;

  •
  a decrease in basic rents of $5.0 million in the year ended December 31, 2009 as a result of airline defaults which occurred in 2008.

        Maintenance rents and end-of-lease compensation decreased by $15.8 million, or 18.7%, to $68.7 million in the year ended December 31, 2009 from $84.5 million in the year ended December 31, 2008. The decrease in maintenance rents is attributable to a change in the estimate of the amount of the maintenance rent expected to be reimbursed to lessees implemented in 2008. The change of estimate was due to implementation of an improved model used to forecast future maintenance reimbursements, which resulted in the recording of additional $12.9 million of maintenance revenue in the year ended December 31, 2008. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees.

        Sales revenue decreased by $291.8 million, or 47.3%, to $324.8 million in the year ended December 31, 2009 from $616.6 million in the year ended December 31, 2008. During 2009 we sold five forward order positions which are recorded in sales revenue on a net basis (i.e. sales price less cost of goods sold) at the time of the related delivery. The recognition of the net gain on sale as sales revenue and the mix of aircraft types sold was the primary cause of the reduction in sales revenue. In the year ended December 31, 2009, we sold five A320 forward order positions, two A320 aircraft and two A321 aircraft, whereas in the year ended December 31, 2008 we sold three A330 aircraft, three A321 aircraft, eight A320 aircraft, two Boeing 737 aircraft, one MD83 aircraft, six MD82 aircraft, one DC8 aircraft and two Fokker 100 aircraft.

        Management fee revenue did not materially change in the year ended December 31, 2009 compared to the year ended December 31, 2008.

        Interest revenue decreased by $8.4 million, or 45.4%, to $10.1 million in the year ended December 31, 2009 from $18.5 million in the year ended December 31, 2008. The decrease was mainly caused by a decrease in deposit rates of interest and the unwinding in December, 2008 of one of our notes receivable in defeasance structures, which earned $3.2 million interest income in the year ended December 31, 2008.

        Other revenue increased by $1.5 million, or 35.7%, to $5.7 million in the year ended December 31, 2009 from $4.2 million in the year ended December 31, 2008. In the year ended December 31, 2009, we sold shares in an investment in an airline obtained in a restructuring. In the year ended December 31, 2008 we sold an A340 aircraft held in a joint venture which was 27% owned and recognized small amounts of revenue from the recovery of bankruptcy claims.

        Depreciation.    Depreciation increased by $51.6 million, or 30.5%, to $221.0 million in the year ended December 31, 2009 from $169.4 million in the year ended December 31, 2008 due primarily to the acquisition between January 1, 2008 and December 31, 2009 of 99 aircraft for lease with an aggregate net book value of $3.1 billion at the date of acquisition, partially offset by the sale of 35 aircraft, during such period, with an aggregate net book value of $0.4 billion at the date of sale.

        Asset impairment.    Asset impairment was $32.6 million in the year ended December 31, 2009. Asset impairment was caused primarily by the decrease in fair values of inventory parts, older fuel-inefficient aircraft and engines. In the year ended December 31, 2009 the impairment primarily related to ten older A320 aircraft and for six of the ten aircraft the impairment was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees. These end-of-lease payments were recorded as lease revenue during 2009.

        Cost of Goods Sold.    Cost of goods sold decreased by $257.4 million, or 50.8%, to $248.9 million in the year ended December 31, 2009 from $506.3 million in the year ended December 31, 2008. The decrease in cost of goods sold is mainly a result of the net gain on sale treatment of the sale of five forward order positions and the mix of aircraft types sold as described above.

        Interest on Debt.    Our interest on debt decreased by $127.1 million, or 58.0%, to $92.1 million in the year ended December 31, 2009 from $219.2 million in the year ended December 31, 2008. The majority of the decrease in interest on debt was caused by:

  •
  a decrease in our average cost of debt to 2.7% in the year ended December 31, 2009 from 4.6% in the year ended December 31, 2008. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $65.7 million decrease in our interest on debt;

  •
  a $81.8 million increase in the non-cash recognition of mark-to-market gains on derivatives to a $23.7 million gain in the year ended December 31, 2009 from a $58.1 million loss in the year ended December 31, 2008;

    partially offset by

  •
  an increase in the average outstanding debt balance to $4.3 billion in the year ended December 31, 2009 from $3.3 billion in the year ended December 31, 2008, resulting in a $26.4 million increase in our interest on debt.

        Other Operating Expenses.    Our other operating expenses increased by $5.4 million, or 7.3%, to $79.2 million in the year ended December 31, 2009 from $73.8 million in the year ended December 31, 2008. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$14.5	$13.1	$(1.4)	(9.7)%
Leasing expenses	55.6	65.1	9.5	17.1%
Provision for doubtful accounts receivable	3.7	1.0	(2.7)	(73.0)%

Total	$73.8	$79.2	$5.4	7.3%

        Our operating lease-in costs decreased by $1.4 million in the year ended December 31, 2009, due to the changes in the lease terms associated with one aircraft.

        Our leasing expenses increased by $9.5 million, or 17.1%, to $65.1 million in the year ended December 31, 2009 from $55.6 million in the year ended December 31, 2008. The increase is primarily due to a $15.5 million increase of expenses in relation to airline defaults which occurred in 2008 plus an increase in lessor contributions and transition expenses.

        Our provision for doubtful accounts receivable decreased by $2.7 million, or 73.0%, to $1.0 million in the year ended December 31, 2009 from $3.7 million in the year ended December 31, 2008. We did not have defaults that significantly affected the provision for doubtful accounts receivable in the year ended December 31, 2008 and 2009.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses decreased by $12.1 million, or 9.4%, to $116.2 million in the year ended December 31, 2009 from $128.3 million in the year ended December 31, 2008. This decrease is due primarily to a decline in recorded USD expenses for selling, general and administrative expenses paid in EUR as a result of a decrease in the average USD/EUR exchange rate between the nine month comparable periods, along with an employee workforce reduction.

        Other expenses.    Our other expenses of $3.0 million in the year ended December 31, 2009, reflect an accrual for the costs incurred by the Company in connection with the proposed all share Amalgamation between AerCap Holdings N.V. and Genesis Lease Limited.

        Income From Continuing Operations Before Income Taxes.    For the reasons explained above, our income from continuing operations before income taxes increased by $69.8 million, or 49.7%, to $210.3 million in the year ended December 31, 2009 from $140.5 million in the year ended December 31, 2008.

        Provision for Income Taxes.    Our provision for income taxes increased by $4.3 million to a charge of $3.9 million in the year ended December 31, 2009 from a benefit of $0.4 million in the year ended December 31, 2008. Our effective tax rate was negative 1.9% (charge) for the year ended December 31, 2009 and was positive 0.3% (income) for the year ended December 31, 2008. Our effective tax rate in any year is impacted by the mix of operations among our different tax jurisdictions. In the fourth quarter of the year ended December 31, 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions which positively impacted the mix of our profits for income tax purposes in the years ended December 31, 2008 and 2009. Our income from continuing operations before income taxes per tax jurisdiction and associated tax rates can be summarized as follows:

	Year ended December 31,
	2008	2009	Tax rate
Tax jurisdiction
The Netherlands	$7,825	$(119,080)	25.5%
Ireland	55,357	162,520	12.5%
United States of America	(26,058)	(2,612)	37.3%
Sweden	1,968	912	19.0%
Isle of Man	101,400	113,185	0.0%
Income arising from non taxable items (permanent differences)	—	55,340	0.0%

	$140,492	$210,265

Non-recoverable losses Netherlands (valuation allowance)	$—	$57,827	25.5%

        We expect that our corporate tax restructuring will enable us to achieve a similar division of our income from continuing operations before income taxes per tax jurisdiction for the year ended December 31, 2010.

        Non-controlling interest, net of tax.    Our non-controlling interest net of tax decreased by $52.1 million to $41.2 million net income attributable to non-controlling interests in the year ended

December 31, 2009 from $10.9 loss attributable to non-controlling interests million in the year ended December 31, 2008, due primarily to the increase in net income of our consolidated joint ventures AerVenture and AerCap Partners.

        Net Income attributable to AerCap Holdings N.V..    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $13.4 million, or 8.8%, to $165.2 million in the year ended December 31, 2009 from $151.8 million in the year ended December 31, 2008.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

	Year ended December 31, 2007	Year ended December 31, 2008
	(US dollars in millions)
Revenues
Lease revenue	$554.2	$605.3
Sales revenue	558.3	616.6
Management fee revenue	14.3	11.7
Interest revenue	29.7	18.5
Other revenue	20.0	4.2

Total revenues	1,176.5	1,256.3
Expenses
Depreciation	141.1	169.4
Asset Impairment	—	18.8
Cost of goods sold	432.2	506.3
Interest on debt	234.8	219.2
Operating lease-in costs	20.2	14.5
Leasing expenses	18.8	55.6
Provision for doubtful accounts receivable	0.7	3.7
Selling, general and administrative expenses	116.3	128.3

Total expenses	964.1	1,115.8
Income from continuing operations before income taxes	212.4	140.5
Provision for income taxes	(25.1)	0.4

Net income	187.3	140.9

Net loss attributable to non-controlling interest, net of taxes	1.2	10.9

Net income attributable to AerCap Holdings N.V.	$188.5	$151.8

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

	Year ended December 31, 2007	Year ended December 31, 2008	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue
Basic rents	$494.2	$520.8	$26.6	5.4%
Maintenance rents and end of lease compensation	60.0	84.5	24.5	40.8%
Sales revenue	558.3	616.6	58.3	10.4%
Management fee revenue	14.3	11.7	(2.6)	(18.2)%
Interest revenue	29.7	18.5	(11.2)	(37.7)%
Other revenue	20.0	4.2	(15.8)	(79.0)%

Total	$1,176.5	$1,256.3	$79.8	6.8%

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

        Other Operating Expenses.    Our other operating expenses increased by $34.1 million, or 85.9%, to $73.8 million in the year ended December 31, 2008 from $39.7 million in the year ended December 31, 2007. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$20.2	$14.5	$(5.7)	(28.2)%
Leasing expenses	18.8	55.6	36.8	195.7%
Provision for doubtful accounts receivable	0.7	3.7	3.0	428.6%

Total	$39.7	$73.8	$34.1	85.9%

        Our operating lease-in costs decreased primarily due to the purchase of four aircraft in the year ended December 31, 2008 and four aircraft in the year ended December 31, 2007, which were previously subject to head leases and the termination of those leases.

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

        Our provision for doubtful accounts receivable increased by $3.0 million, or 428.6%, to $3.7 million in the year ended December 31, 2008 from $0.7 million in the year ended December 31, 2007. The increase is primarily due to more airline defaults in 2008 as compared to 2007.

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

        Income From Continuing Operations Before Income Taxes.    For the reasons explained above, our income from continuing operations before income taxes decreased by $71.9 million, or 33.9%, to $140.5 million in the year ended December 31, 2008 from $212.4 million in the year ended December 31, 2007.

        Non-controlling interest net of taxes.    Our non-controlling interest, net of tax increased by $9.7 million to $10.9 million in the year ended December 31, 2008 from $1.2 million in the year ended December 31, 2007, due primarily to a $21.7 million recognition of non cash mark-to-market charges on derivatives in our 50% joint ventures AerCap Partners and AerVenture.

        Provision for Income Taxes.    Our provision for income taxes decreased by $25.6 million to a benefit of $0.4 million in the year ended December 31, 2008 from a charge $25.1 million in the year ended December 31, 2007. Our effective tax rate was positive 0.3% (income) for the year ended December 31, 2008 and was negative 11.8% (a charge) for the year ended December 31, 2007. Our effective tax rate in any year is impacted by the mix of operations among our different tax jurisdictions. In the fourth quarter of the year ended December 31, 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions which positively impacted the mix of our profits for income tax purposes in the year ended December 31, 2008. In addition, the most significant portion of charges related to airline defaults and impairments occurred in higher tax rate jurisdictions and the most significant portion of pre-tax earnings occurred in lower tax rate jurisdictions. Our income from continuing operations before income taxes per tax jurisdiction and associated tax rates can be summarized as follows:

	Year ended December 31,
	2007	2008	Tax rate
Tax jurisdiction
The Netherlands	$62,220	$7,825	25.5%
Ireland	84,614	55,357	12.5%
United States of America	14,014	(26,058)	37.3%
Sweden	978	1,968	19.0%
Isle of Man	50,595	101,400	0.0%

	$212,421	$140,492

        We expect that our corporate tax restructuring will enable us to achieve a similar division of our income from continuing operations before income taxes per tax jurisdiction for the year ended December 31, 2009.

        Net Income attributable to AerCap Holdings N.V..    For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $36.7 million, or 19.4%, to $151.8 million in the year ended December 31, 2008 from $188.5 million in the year ended December 31, 2007.

Liquidity and Capital Resources

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. In prior years, we have achieved positive consolidated cash flow from operations. However, as discussed below, a large portion of our operating cash flows and the net proceeds from aircraft sales are restricted in restricted cash entities designed to repay indebtedness related to assets included in such structures. Our restricted cash entities include ALS I, ALS II, AerCap Partners and AeroTurbine. Since a significant portion of our capital requirements are not in restricted cash entities, our management analyzes our cash flow at both the consolidated and unconsolidated levels to determine if we have sufficient cash flow available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our ability to increase our unconsolidated cash flow depends upon the cash flow from operations at the holding company level, non-restricted cash entities and the various restricted cash entities, and also upon the restrictions in the borrowing documents of the restricted cash entities.

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

        We have substantial commitments to purchase aircraft under forward order contracts, including through AerVenture. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2009, we had 55 aircraft under forward purchase commitments, with 36 scheduled to be delivered in 2010 and 10 scheduled to be delivered in 2011. In addition, as of December 31, 2009, we had entered into sales contracts for two of the A320 family aircraft and three A330 aircraft scheduled to be delivered in the remainder of 2010. As of December 31, 2009, our commitments in 2010 and 2011 to make pre-delivery and final delivery payments under our forward purchase commitments was less than/(exceeded) the amounts available under our committed borrowing facilities, cash in bank, and other related sources of cash, including the completion of the Amalgamation with Genesis, by $160 million and $(17) million, respectively.

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

        Due to the global recession, there has been a significant decrease in the amount of capital available to finance the purchase of aviation assets, including pre-delivery payments on forward purchase commitments, which has made it more challenging and expensive for us to obtain new credit.

        We have historically relied on sales of aircraft as an integral part of our liquidity strategy in order to meet cash requirements for our operations and committed capital expenditures. As a consequence of the global recession and the corresponding decrease in capital available to finance the purchase of aviation assets, we have experienced a decrease in demand and offer prices from third-party investors interested in buying our aircraft. In addition, insolvencies of aircraft operators and sales of aircraft portfolios by aircraft lessors have and are expected to increase the supply of aircraft available for sale, negatively affecting prices for aircraft. In this challenging market, we may experience a significant decrease in aircraft sales revenue which could adversely affect our liquidity and the cash available to fund our obligations under our forward purchase commitments.

        We currently generate significant cash flows from our aircraft and engine leasing business; however, since most of our owned aircraft are held through restricted cash entities (55% of the net book value of our aircraft as of December 31, 2009) including consolidated joint ventures or finance structures which borrow funds to finance or refinance the aircraft, the net cash (the cash generated after we pay the interest costs associated with the aircraft), available from our restricted cash entities is limited. Most of the net cash flow we generated in 2009 and expect to generate in 2010 from our aircraft and engine leasing businesses was, or will be, used to repay indebtedness in our restricted cash entities. The provisions of our aircraft securitization vehicles, ALS I and ALS II, prohibit distributions on the subordinated notes to us until such time as the senior classes of notes are repaid in full. Additionally, AeroTurbine's revolving credit facility limits dividend payments to us to a maximum of $10.0 million per year. However, under limited circumstances, we are able to receive cash from AeroTurbine through the sale to it of assets at arms-length prices. These assets are typically older generation aircraft which are scheduled to be disassembled by AeroTurbine. AeroTurbine generally funds these purchases by drawing on its revolving credit facility. Additionally, our revolving warehouse credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc., or "warehouse facility," permits limited distributions to us by the relevant subsidiary borrower during the first two years provided specified principal payments are made. Furthermore, most of our commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. In some cases we have provided our restricted cash entities with subordinated loans in connection with their original senior financing or we hold some of their senior debt. As a result, our liquidity also depends on the ability of our subsidiaries to distribute cash to us as dividends and in the form of other distributions, including in the form of interest and principal payments and the return of subordinated investments.

        In order to access the required capital to meet our other obligations under our forward purchase commitments, we have completed or have undertaken the following initiatives:

  •
  $1.7 billion of debt facilities were concluded during 2009 and approximately $5 billion completed over the past two years.

  •
  A joint-venture agreement was signed with Waha Capital relating to a 50% equity investment in AerVenture

  •
  All remaining debt financing requirements were completed relating to A330 pre-delivery payments.

  •
  A definitive Amalgamation agreement was signed with Genesis Lease Limited relating to an all share transaction;

  •
  Several sales of aircraft were completed during 2009 including the sale of five A320 forward order positions, an A320 forward order aircraft, and two A321 aircraft; In addition, a sale agreement was signed for the sale of three A330 forward order positions delivering in 2010.

        In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives. For additional information on the availability of funding under our contracted credit facilities see "—Indebtedness".

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2008 and 2009. As described above, since substantially all of our owned aircraft are held through restricted cash entities and a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Therefore, you should read the following table and analysis in conjunction with the overview provided in the introduction to this section on Liquidity and Capital Resources.

  Year ended December 31, 2009 compared to year ended December 31, 2008.

	2008	2009
	(US dollars in millions)
Net cash flow provided by operating activities	$202.6	$399.2
Net cash flow used in investing activities	(1,165.4)	(1,591.6)
Net cash flow provided by financing activities	912.8	1,178.5

        Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $196.6 million, or 97.0%, to $399.2 million for the year ended December 31, 2009 from $202.6 million for the year ended December 31, 2008 primarily due to: (i) an increase in our aircraft portfolio and related basic lease revenues and (ii) a decrease of our interest expenses. A significant portion of our operating cash flows stated above, including nearly all of our cash flows from our leasing operations originate within restricted cash entities, where the financing structures in such restricted cash entities do not allow use of such cash flows to fund general operations or to fund obligations of other group entities.

        Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $426.2 million, or 36.6%, to $1,591.6 million in the year ended December 31, 2009 from $1,165.4 million in the year ended December 31, 2008, primarily due to a $113.9 million increase in pre-delivery payments made in the year ended December 31, 2009 as compared to 2008 and a $314.1 million decrease in asset sale proceeds generated in the year ended December 31, 2009 as compared to 2008.

        Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $265.6 million, or 29.1%, to $1,178.5 million in the year ended December 31, 2009 from $912.8 million in the year ended December 31, 2008. This increase in cash flows provided by financing activities was primarily due to an increase of $129.1 million in new financing proceeds, net of repayments and debt issuance costs in the year ended December 31, 2009 as compared to 2008, an increase of $29.9 million of net receipt of maintenance and security deposits and an increase of $106.7 million in the capital contributions from non-controlling interests as compared to 2008. Capital contributions from non-controlling interests in the year ended December 31, 2009, included the receipt of $111.7 million from our new AerVenture partner, Waha Capital.

  Indebtedness

        As of December 31, 2009, our outstanding indebtedness totaled $4.8 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at December 31, 2009:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
Export credit facilities—A320 financings	18 aircraft	$537,733	$537,733	$—	0.59%	2020
Export credit facilities—A330 financings	9 aircraft	1,400,164	642,908	757,256	2.83%	2021
Export credit facilities—AerVenture A320 financings	1 aircraft	843,886	35,221	808,665	4.55%	2023
CDB Facility—A330 financings	—	272,000	—	272,000	—	2023
UBS revolving credit facility	11 aircraft	1,000,000	343,196	656,804	2.00%	2014
A320 and A330 Pre-delivery payment facility	—	538,950	404,562	134,388	2.14%	2012
ALS I debt	62 aircraft	973,513	973,513	—	0.49%	2032
ALS II debt	22 aircraft	946,278	634,059	312,219	2.08%	2038
AeroTurbine revolving credit facility	11 aircraft and 75 engines	328,000	311,497	16,503	1.75%	2012
Crédit Agricole Aircraft Acquisition facility	19 aircraft	122,475	122,475	—	1.98%	2013
TUI Portfolio Acquisition facility	19 aircraft	370,383	370,383	—	1.81%	2015
TUI Portfolio Subordinated debt*	—	63,317	63,317	—	20.00%	2015
Engine Acquisition facility	9 engines	91,744	52,762	38,982	1.98%	2013
Japanese operating lease financings	3 aircraft	86,059	86,059	—	0.90%	2015
Commercial bank debt	5 aircraft	132,426	132,426	—	2.97%	2019
Natixis Bond Facility	—	60,000	5,890	54,110	0.49%	2011
Nord LB A330 Facility	—	66,858	—	66,858	—	2012
Capital lease obligations under defeasance structures	3 aircraft	130,663	130,663	—	5.38%	2010

Total		$7,964,449	$4,846,664	$3,117,785

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

Contractual Obligations

        Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009:

Payments Due By Period as of December 31, 2009

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$1,099,776	$1,550,435	$1,208,614	$1,345,490	$5,204,315
Purchase obligations(2)	1,535,842	1,139,001	140,632	—	2,815,475
Operating leases(3)	26,930	40,113	3,734	9,207	79,984
Derivative obligations	4,294	(11,020)	(17,916)	(12,545)	(37,187)

Total	$2,666,842	$2,718,529	$1,335,064	$1,342,152	$8,062,587

(1)
Includes estimated interest payments based on one-month LIBOR of 0.231% and three-month LIBOR of 0.251% as of December 31, 2009.

(2)
Includes 21 new A330 wide-body aircraft on order from Airbus and 32 Airbus A320 family aircraft on order from Airbus by AerVenture.

(3)
Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

        The table below provides information as of December 31, 2009 regarding our debt and interest (1) obligations per facility type:

	Less than one year	One to three years	Three to five years	Thereafter	Total
			(US dollars in thousands)
Pre-delivery payment facilities(2)	$368,922	$40,990	$—	$—	$409,912
Debt facilities with non-scheduled amortization(3)	350,536	781,323	863,531	614,745	2,610,135
Capital lease obligations under defeasance structures(4)	135,890	—	—	—	135,890
Other facilities	244,428	728,122	345,083	730,745	2,048,378

Total	$1,099,776	$1,550,435	$1,208,614	$1,345,490	$5,204,315

(1)
Includes estimated interest payments based on one-month LIBOR of 0.231% and three-month LIBOR of 0.251% as of December 31, 2009.

(2)
Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(3)
Debt is amortized by the amount of free cash flow generated within each of these facilities.

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

	Year ended December 31,
	2007	2008	2009
	(US dollars in thousands)
Capital expenditures	$697,814	$1,286,609	$1,264,446
Pre-delivery payments	164,074	339,422	453,305

        In 2007, our principal capital expenditures were for five A319, three A320 and two A321 aircraft delivered under our forward order agreements and ten A320s, four 737-700/800s, two 737-200/300/400s, two 757s, one 767, six MD82s, one MD83, one DC8, two Bombardier CRJ-100s and one Canadair CL600 purchased in portfolio or single aircraft purchase transactions. In 2008, our principal capital expenditures were for three A319, nine A320 and two A330 aircraft delivered under our forward order agreements and 10 A320, 11 B737-800, six B737-300, seven B757, two B767, four MD 82 and four MD 83 aircraft purchased in portfolio or single aircraft transactions. In 2009, our principal capital expenditures were for three A319, 22 A320 and nine A330 aircraft delivered under our forward order agreements and four A320, one B737-800 and two 767-200 aircraft purchased in portfolio or single aircraft transactions.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2009.

	2010	2011	2012	Thereafter
	(US dollars in thousands)
Capital expenditures	$1,409,981	$625,048	$435,676	$138,429
Pre-delivery payments	125,861	44,050	34,227	2,203

Total	$1,535,842	$669,098	$469,903	$140,632

        As of December 31, 2009, we expect to make capital expenditures related to the 21 A330, 24 A320 aircraft, three A321 aircraft and five A319 aircraft on order by AerVenture in 2009 and thereafter. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

        As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases as described in Note 15 to our consolidated financial statements included herein. As of December 31, 2009, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2010 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 15 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations by year.

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

Management's use of "net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation"

        The following is a definition of a non-GAAP measure used in this report on Form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. The following is a reconciliation of net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation to net income for the years ended December 31, 2009 and 2008:

	Year ended December 31, 2008	Year ended December 31, 2009
	(US dollars in millions)
Net income attributable to AerCap Holdings N.V.	$151.8	$165.2
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	39.6	(18.2)
Non-cash charges related to share-based compensation, net of tax	6.4	3.2

Net income attributable to AerCap Holdings N.V. excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$197.8	$150.2

Management's use of "net spread"

        Net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The following is a reconciliation of net spread to basic rents for the year ended December 31, 2009 and 2008:

	Year ended December 31, 2008	Year ended December 31, 2009
	(US dollars in millions)
Basic rents	$520.7	$581.9
Interest on debt	219.2	92.2
Plus: mark-to-market of interest rate caps	(58.1)	23.7

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges from refinancing of securitized bonds	161.1	115.9
Net spread	$359.6	$466.0

Recent Accounting Pronouncements

ASC 105

        In June 2009, the FASB issued ASC 105 Generally Accepted Accounting Principles. The FASB Accounting Standards Codification ("ASC") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. The ASC is effective for interim and annual periods ending after September 15, 2009. ASC 105 brings together in one place all authoritative GAAP previously held at different levels of GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted the ASC during the third quarter of 2009. As a result, all references to prior accounting and reporting standards which have been superseded by the ASC have been changed to reflect the new reference within the ASC. The ASC does not replace or alter guidance issued by the SEC or its staff for public companies in their filings with the SEC. The adoption of ASC 105 did not have a significant impact on our financial position or result of operations.

ASC 320

        In April 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to ASC 320 Investments-Debt and Equity Securities, which provides additional guidance for the other-than-temporary impairment for debt securities and expands the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The effective date is for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of this ASC did not have an impact on our financial position or results of operation.

ASC 820 and 825

        In April 2009, the FASB provided new guidance in ASC 820 Fair Value Measurements and Disclosures for estimating fair value, when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. In

August 2009, the FASB issued an amendment ASU 2009-05 to ASC 820 for estimating fair value of liabilities in the circumstances where a quoted price in an active market for the identical liability is not available. ASC 825 Financial Instruments, also effective starting from the second quarter of 2009, requires extensive additional fair value disclosures for interim and annual reports. The adoption of these ASCs did not have an impact on our consolidated financial statements.

ASC 855

        In May 2009, the FASB issued ASC 855 Subsequent Events. ASC 855 addresses accounting and disclosure requirements related to subsequent events. ASC 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company's expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of ASC 855 did not have a significant impact on our financial position or results of operation.

ASC 810

        In June 2009, the FASB issued an amendment to consolidation standards ASC 810. It amends the consolidation analysis with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity, and improves financial reporting by enterprises involved with VIEs. This standard is effective for interim and annual periods beginning on January 1, 2010 for us. Earlier application is prohibited. We are assessing the effect the adoption of this standard will have on our financial position or results of operation.

INDEBTEDNESS

Export Credit Facility—Airbus A320 aircraft

        General.    In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.215 billion. In November 2008, the export credit facility was further amended to cover an additional one aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. At December 31, 2009, we had financed 18 aircraft under this facility. We had $537.7 million of loans outstanding under this facility as of December 31, 2009.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$141,704	Three-month LIBOR plus 0.12%
	234,577	Three-month LIBOR plus 0.25%
	63,239	Three-month LIBOR plus 0.27%
	5,057	Three-month LIBOR plus 0.30%
	95,813	Three-month LIBOR plus 0.90%
Purchase accounting fair value adjustments	(2,657)

Total:	$537,733

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

Export Credit Facility—Airbus A330 aircraft

        General.    In December 2008, we entered into a $1.41 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2009, 9 aircraft under this facility have been delivered from the manufacturer. We had $642.9 million of loans outstanding under this facility as of December 31, 2009.

        Interest Rate.    Set forth below are the interest rates for the first and the subsequent three of our export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Floating rate tranches	$300,091	Three-month LIBOR plus 1.30%
Fixed rate tranches	342,817	3.94%

Total:	$642,908

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

Export Credit Facility—AerVenture A320 aircraft

        General.    In March 2009, AerVenture, entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2009, one aircraft under this facility has been delivered from the manufacturer. We had $35.2 million of loans outstanding under this facility as of December 31, 2009.

        Interest Rate.    The interest rates for the loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Fixed rate tranches	$35,221	4.55%

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

        Following a number of aircraft sales, there are 62 aircraft in the ALS I portfolio as of December 31, 2009. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on the new notes, which are currently rated B3 and BB+ by Moody's Investors Service and Standard & Poor's Ratings Services, respectively.

        Liquidity.    Crédit Agricole provided a liquidity facility in the amount of $72.0 million, which may be drawn upon to pay expenses of ALS I and its subsidiaries, senior hedge payments and interest on the new senior class of notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-3 note:

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Class G3 notes	$973,513	One month LIBOR plus 0.26%

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

        Collateral.    The property of ALS I includes the rights under the financial guaranty insurance policy. The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of ALS I, as well as by the interests of ALS I's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ALS I aircraft will be placed in a collection account and paid out according to a priority of payments.

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

        The advances made by the commitment holders will be applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, of which 22 had been delivered as of December 31, 2009. The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture between 2007 and 2011. As of December 31, 2009, total Class A-1 commitment had been drawn of $687.8 million and total available commitments relating to the remainder of aircraft was $312.2 million. The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of ALS II.

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

        Liquidity.    Crédit Agricole provided a liquidity facility in the amount $55 million, which may be drawn upon after the initial delivery of aircraft to ALS II to pay expenses of ALS II and its subsidiaries, commitment fees owed to the commitment holders, senior hedge payments and interest on the class A-1 notes and class A-2 notes.

        Interest Rate.    Set forth below is the interest rate for the subclasses of notes not held by us. LIBOR is the London interbank offered rate for one-month U.S. dollar deposits or, under certain circumstances, an interpolated LIBOR rate.

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Class A-1 Notes	$634,059	One month LIBOR plus 1.85%

        Maturity Date.    The final maturity date of the notes will be June 26, 2038.

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

UBS Revolving Credit Facility

        General.    On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC, Deutsche Bank Trust Company Americas and certain other financial institutions. The revolving loans under the UBS revolving credit facility are divided into two classes: class A loans, which have a maximum advance limit of $830.0 million and class B loans, which have a maximum advance limit of $170.0 million. As of December 31, 2009, we had $343.2 million of loans outstanding under the UBS revolving credit facility.

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

AeroTurbine Crédit Agricole Credit Facility

        General.    On December 19, 2007, AeroTurbine entered into a second amended and restated senior credit agreement with Crédit Agricole and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the credit facility under the first amended senior credit agreement increased from $220.0 million to $328.0 million, and a letter of credit facility in the commitment amount of $10.0 million (which amount is included in the total commitment of $328.0 million) was added. As of December 31, 2009, AeroTurbine had $311.5 million outstanding under the Crédit Agricole credit facility.

        Interest Rate.    Under the Crédit Agricole credit facility, AeroTurbine can borrow revolving loans based on either LIBOR or ABR (which is a rate per annum equal to the greater of the prime rate in effect on such day and the federals funds effective rate in effect on such day plus 1/4 of 1%). Set forth below are the interest rates for the Crédit Agricole revolving loan facility.

		Interest rate
	Amount outstanding at December 31, 2009
		ABR Loans	LIBOR Loans
	(US dollars in thousands)
Revolving Loan Facility	$311,497	ABR + 0.25%	LIBOR + 1.25%

        Prepayment.    Advances under the Crédit Agricole credit facility may be prepaid without prepayment penalty. Mandatory prepayments of the Crédit Agricole facility are required:

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

        Maturity Date.    The maturity date of the Crédit Agricole credit facility is December 19, 2012.

        Collateral.    Borrowings under the Crédit Agricole credit facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries.

        Certain Covenants.    The Crédit Agricole credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to:

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the Crédit Agricole credit facility;

  •
  make advances, loans, extensions of credit, guarantees, capital contributions or other investments;

  •
  declare or pay any dividends or other asset distributions;

  •
  engage in mergers or consolidations;

  •
  engage in certain sale-leaseback transactions;

  •
  change the business conducted by AeroTurbine and its subsidiaries; and

  •
  make certain capital expenditures.

Japanese Operating Lease Financings

        General.    In 2004 we entered into several Japanese operating lease financing structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. At December 31, 2009, we had financed three aircraft under Japanese operating lease financings. The aggregate principal amount of the loans outstanding under Japanese operating leases financings was $86.1 million as of December 31, 2009.

        Interest Rate.    Set forth below are the interest rates for our senior loans and subordinated debt.

	Amount outstanding at December 31, 2009	Average interest rates
	(US dollars in thousands)
Senior debt	$52,372	Three month LIBOR plus 0.96%
Subordinated debt	33,687	Fixed rates 4.03%

Total	$86,059

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

Long-Term Commercial Bank Financings—CDB—four Airbus A330 aircraft

        General.    In November 2009, 100% subsidiaries of AerCap Ireland Limited, entered into four facilities with China Development Bank Corporation, each for the financing of the acquisition of one Airbus A330 aircraft scheduled for delivery during 2010 and 2011. As of December 31, 2009, no amounts had been drawn from the facility.

        Interest Rate.    Borrowings under each facility will bear interest at a floating interest rate of three-month LIBOR plus a margin of 3.0% which is payable quarterly in arrears after the initial drawing on the facility.

        Repayment.    Each loan in respect of each aircraft will be repaid in quarterly installments over the term of the loan.

        Maturity Date.    The maturity date of the facilities will be 12 years after the initial drawing on the respective facility.

        Prepayment.    Borrowings under the facilities may be prepaid (subject to minimum amounts of $2.0 million or integral multiples of $1.0 million and subject to the subsidiary giving the agent at least 15 Business Days' notice) without premium or penalty, except for break funding costs if payment is made on a day other than an interest payment date.

        Collateral.    The obligations outstanding under the facilities are secured by, among other things, a pledge of the shares of the subsidiaries, and mortgages over each aircraft. The obligations of the subsidiaries under the facilities and the related documentation are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    The facilities contain customary covenants for secured financings.

Crédit Agricole Aircraft Acquisition Facility

        General.    On October 12, 2006, a wholly owned subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248.0 million with Crédit Agricole and certain other financial institutions in order to finance the purchase of up to 25 aircraft from GATX. Borrowings under the senior facility were used to finance the lesser of 70% of the purchase price of each aircraft and a scheduled percentage of the loan amount allocated to such aircraft. Concurrently with the facility, we provided junior and subordinated debt to finance the balance of the purchase price. This subsidiary entered into (a) a junior loan facility with us in an aggregate amount of up to $30.5 million to finance a portion of the purchase price of each aircraft not financed under the senior facility and (b) a subordinated note purchase agreement to finance the portion of the purchase price of each such aircraft not financed under the senior facility or the junior facility.

        We, or one of our wholly owned subsidiaries currently provide the junior loan facility and the subordinated note financing.

        On December 20, 2007, the original facility was amended and supplemented to allow for an additional senior facility in an aggregate amount of up to $150.0 million to be provided by Crédit Agricole and certain other financial institutions. A wholly-owned subsidiary is an additional borrower under the additional senior facility. This additional facility is available to finance a percentage (calculated by reference to relevant aircraft types and lease status) of the purchase price of a variety of specified aircraft makes and models. We concurrently provide subordinated debt to finance the balance of the purchase price of such additional aircraft under the amended subordinated note purchase agreement, to which the additional borrower has acceded. As of December 31, 2009, the amount outstanding under the senior facility was $122.5 million.

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

	Amount outstanding at December 31, 2009	Interest rates
	(US dollars in thousands)
Crédit Agricole	$122,475	One month LIBOR plus 1.75%

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

        Liquidity Facility.    Crédit Agricole have provided a liquidity facility in the maximum amount of $27.0 million through December 2009; thereafter the liquidity facility is available in an amount equal to the difference between (i) $27.0 million multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount under the senior facilities and the denominator of which is the aggregate amount outstanding under the senior facilities at December 2009. The liquidity facility may be drawn upon to finance any shortfall in certain amounts owed on any repayment date, including, minimum principal payments, payments of interest due under the senior or junior facility and certain expenses.

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

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners, AerCap Partners 1 Limited, entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing B737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners pay the lenders for the amounts drawn on the senior facility in monthly installments. The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2009 was $370.4 million.

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

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Senior Facility	$370,383	One month LIBOR plus 1.575%

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

        Put Option.    If AerCap Partners 1 Limited is the owner of the aircraft on the relevant put option date relating to the 19 aircraft (April 1, 2015 with respect to the 11 B737-800 aircraft and April 1, 2012 with respect to the remaining eight aircraft) and amounts under the facility remain outstanding with respect to the aircraft subject to the put option, Crédit Agricole can require AerCap Holdings N.V. (i) to purchase the subject aircraft, (ii) to purchase the subject aircraft and the shares of the relevant lessor of the subject aircraft or (iii) to purchase the beneficial interest that AerCap Partners 1 Limited has in the subject aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

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

TUI Portfolio Subordinated Debt

        General.    On June 20, 2008, AerCap and our joint venture partner in the TUI portfolio acquisition each subscribed $63.3 million of 20% fixed rate subordinated loan notes, or subordinated loan notes, issued by AerCap Partners. The subordinated debt held by AerCap is eliminated in consolidation of the joint venture. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of AerCap Partners, the senior facility. As is the case in respect of the senior facility, the obligation of AerCap Partners to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by AerCap Partners.

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

AerCap Engine Leasing Limited Credit Agreement

        General.    On June 25, 2008, AerCap Engine Leasing Limited, a wholly owned subsidiary, entered into a credit agreement with Citibank, N.A. and certain other financial institutions to finance the acquisition of aircraft engines. Pursuant to this agreement, the total commitment of the credit agreement was $100 million. The borrowing period is two years from June 25, 2008 after which the loan converts to a term loan. The aggregate principal amount of the loans outstanding under AerCap Engine Leasing Limited was $52.8 million as of December 31, 2009

        Interest Rate.    Under the Citibank credit agreement, AerCap Engines can borrow loans based on LIBOR up to the total commitment. Set forth below are the interest rates for the Citibank credit agreement.

	Amount outstanding at December 31, 2009	Interest rate
	(US dollars in thousands)
Credit Agreement Engine Facility	$52,761	One month LIBOR plus 1.725%

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

        Maturity Date.    The maturity date of the Citibank credit agreement is June 25, 2010. AerCap Engine Leasing Limited has elected to extend the maturity date by an additional three years (the "Extension Term") to June 25, 2013, subject to certain conditions, including but not limited to AerCap Engine Leasing Limited posting cash collateral in an amount equal to 2.5% of the then aggregate outstanding principal amount of the loans.

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

A320 and A330 Pre-delivery Payment facilities

        General.    In January 2006, AerVenture signed a purchase agreement for the purchase of up to 70 aircraft from Airbus. As of December 31, 2009, there are 30 aircraft remaining to be delivered to AerVenture and are scheduled for delivery up to November 2013.

        In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. As of December 31, 2009, 11 of the aircraft had been delivered and the remaining aircraft are scheduled to be delivered prior to the end of 2012.

        In connection with the scheduled delivery of these A320 and A330 aircraft, the following facilities have been entered into to finance a portion of these required payments to Airbus:

  •
  AerVenture entered into a facility agreement in April 2008 with HSH Nordbank AG to finance a portion of the required pre-delivery payments to Airbus in an amount up to $269.2 million relating to 37 A320 family aircraft. As of December 31, 2009, there were 26 aircraft remaining to be delivered under this facility up to May 2011;

  •
  AerCap Ireland entered into entered into a facility in April 2008 with a syndicate of banks, arranged by Citigroup Global Markets Limited to finance up to $68.4 million of the pre-delivery payments to Airbus relating to three A330 aircraft. As of December 31, 2009, there were two aircraft remaining to be delivered under this facility up to April 2010;

  •
  AerCap Ireland entered into a facility in February 2009 with a European financial institution to finance the pre-delivery payments to Airbus in an amount up to $86.3 million relating to three A330 aircraft. As of December 31, 2009, all three aircraft were remaining to be delivered under this facility up to May 2010;

  •
  In connection with the scheduled delivery of ten A330 aircraft between October 2009 and May 2012, AerCap Ireland Limited entered into a Euro facility in June 2009 with HSH Nordbank AG to finance up to the Euro equivalent of $221.2 million of the pre-delivery payments to Airbus. As of December 31, 2009, pre-delivery payments relating to five aircraft were financed in this facility;

  •
  In connection with the scheduled delivery of one further A330 aircraft in September 2010, AerCap Ireland Limited entered into a US dollar facility in March 2009 with HSH Nordbank AG to finance up to $20.1 million of the pre-delivery payments to Airbus. As of December 31, 2009, pre-delivery payments relating to one aircraft were financed in this facility;

  •
  In connection with the scheduled delivery of four A330 aircraft during 2010 and 2011, AerCap Ireland Limited entered into two facilities in November 2009 with China Development Bank Corporation to finance and refinance up to $86.1 million of the pre-delivery payments made or to be made to Airbus. As of December 31, 2009, pre-delivery payments relating to four aircraft were financed in this facility.

        Interest Rate.    Borrowings under each of the facilities bear floating rate interest and margins as set out in the table below. The aggregate principal amount of the loans outstanding under the pre-delivery payment facilities was $404.6 million as of December 31, 2009.

	Number of aircraft	Amount outstanding at December 31, 2009	Interest rates
		(US dollars in thousands)
AerVenture A320 HSH Nordbank AG Facility	26	$173,564	One month LIBOR plus 1.20%
AerCap Ireland A330 Citigroup Facility	2	45,629	One month LIBOR plus 1.00%
AerCap Ireland A330 European financial institution facility	3	83,459	One month LIBOR plus 1.20%
AerCap Ireland A330 US Dollar facility	1	15,131	One month LIBOR plus 4.00%
AerCap Ireland A330 Euro facility	5	30,797	One month EURIBOR plus 5.50%
AerCap Ireland A330 China Development Bank Facility	4	55,982	Three month LIBOR plus 3.30%

Total		$404,562

        Prepayment.    Borrowings under each of the pre-delivery payment facilities may be prepaid (subject to minimum payment and notice provisions) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

        Maturity Date.    The maturity date of the each pre-delivery payment facility will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b) the Maturity Date as outlined in the table above.

        Collateral.    Borrowings under the pre-delivery payment facilities are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the A320 and A330 aircraft covered by each facility, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

        Certain Covenants.    The facilities contain customary covenants for secured pre-delivery payment financings.

        In connection with the Euro facility entered into with HSH Nordbank AG, the continued availability of this financing under the Facility Agreement dated June 30, 2009, between AerCap as Borrower and HSH as Lender, Agent and Security Trustee was contractually conditioned on AerCap Ireland Limited or an affiliate acquiring one Boeing 747-400 ERF aircraft or another solution acceptable to HSH on or before March 31, 2010. Under this agreement, the failure to make such a purchase or reach another acceptable solution, accelerates the final repayment date to May 31, 2010.

        AerCap did not and does not expect to purchase the aircraft. AerCap does not, however, expect to be obliged to repay all amounts outstanding on May 31, 2010. AerCap expects the repayment of the debt will follow the original anticipated repayment schedule which is at the time of each aircraft delivery.

Other Commercial Bank Financings

        We have entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are LIBOR based with spreads ranging up to 1.50%, or fixed rate up to 5.00%. The financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. The aggregate principal amount of the loans outstanding under the commercial bank financings was $138.3 million as of December 31, 2009.

        All of our financings contain affirmative covenants customary for secured financings. Four of the commercial bank financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

Item 6.    Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position
Directors(1)
Pieter Korteweg	68	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	62	Non-Executive Director, Vice Chairman
James N. Chapman	47	Non-Executive Director
Klaus W. Heinemann	58	Executive Director, Chief Executive Officer
W. Brett Ingersoll	46	Non-Executive Director
Marius J.L. Jonkhart	59	Non-Executive Director
Gerald P. Strong	65	Non-Executive Director
David J. Teitelbaum	38	Non-Executive Director
Robert G. Warden	37	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	42	Chief Legal Officer; Chief Executive Officer AerCap Ireland
Paul E. Rofe	50	Group Treasurer
Soeren E. Ferré	42	Head of Europe, Middle East, Africa & Asia/Pacific Regions; Chief Executive Officer AerCap Group Services B.V.
Keith A. Helming	51	Chief Financial Officer
Aengus Kelly	36	Chief Executive Officer AerCap, Inc.
Michael King	43	Chief Executive Officer AeroTurbine, Inc.
Cole T. Reese	45	Chief Operating Officer AerCap Group Services B.V.

(1)
Upon the Closing, AerCap's board of directors will consist of the directors serving on the board of directors of AerCap before the Amalgamation. Shortly following the consummation of the Amalgamation, AerCap will propose and recommend to shareholders for election to its board of directors at an extraordinary general meeting three Genesis directors selected by Genesis, subject to the consent of AerCap (not to be unreasonably withheld).

Directors

        Pieter Korteweg.    Mr. Korteweg has been a director of our company since September 20, 2005. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Non-executive Member of the Board of Showa Jisho Co. Ltd (Tokyo), Member of the Supervisory Board of BawagPSK Bank (Vienna) and Non-executive Member of the Board of LucidaPlc. (London). He currently also serves as Member of the Supervisory Board of Mercedes Benz Nederland BV and as senior advisor to Anthos B.V.

Mr. Korteweg previously served as Non-executive Member of the Board of Aozora Bank Ltd., (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

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

        James N. Chapman.    Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of SkyWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the board of directors of American Media, Inc., Hayes-Lemmerez International, Inc., LNR Property Corporation, MXenergy, Inc., Scottish Re Group Ltd. and Tembec Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

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

        W. Brett Ingersoll.    Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., Co-Head of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee of ACE Aviation Holdings Inc. In addition, Mr. Ingersoll is a director of various public and private companies, including IAP Worldwide Services, Inc., Talecris Bio Therapeutics, Inc., Entrecap LLC and Endura Care, LLC. Prior to joining Cerberus in 2002,

Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a director of our company since October 11, 2005. He is currently also a member of the Supervisory Boards of BAWAG P.S.K. AG, Corus Nederland N.V., Orco Bank International N.V. and Staatsbosbeheer, and a non-executive director of Aozora Bank. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC. Mr. Jonkhart is an independent consultant. He was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and the Chief Executive Officer of NOB Holding N.V. He also served as the director of monetary affairs of the Dutch Ministry of finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the Connexxion Holding N.V., European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Gerald P. Strong.    Mr. Strong has been a director of our company since July 26, 2006. He currently is a Partner of Cerberus UK Advisors running operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited. He is also a member of the Governing Council of the Ashridge Business School, a Director of Focus Ltd., Chairman of Torex Ltd and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

        David J. Teitelbaum.    Mr. Teitelbaum has been a director of our company since September 20, 2005. Mr. Teitelbaum is a Managing Director of Cerberus Capital Management, LLC and has worked for Cerberus and/or its affiliates since 1997. Prior to joining Cerberus, Mr. Teitelbaum worked in the investment banking department of Donaldson, Lufkin & Jenrette. Mr. Teitelbaum holds a BS in Business Administration from the University of California, Berkeley.

        Robert G. Warden.    Mr. Warden has been a director of our company since September 20, 2005. He is also currently a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is also currently a director of various public and private companies, including BlueLinx Corporation, Equable Ascent Financial, LLC and Four Points Media Group LLC. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

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

        Cole T. Reese.    Mr. Reese has been the Chief Operating Officer of AerCap Group Services, B.V. since January 2008 and was the Chief Tax and Accounting Officer for AerCap Holdings N.V. between September 2002 and February 2010. Prior to joining AerCap, Mr. Reese worked for nine years for MCC Financial Corporation, a turboprop operating lessor in Washington D.C., where he ultimately became Chief Financial Officer. Mr. Reese also worked for three years with Ernst & Young. He is a U.S. certified public accountant and holds a Master's degree in Accountancy and a BS in Accounting from Brigham Young University.

        Paul E. Rofe.    Mr. Rofe was appointed the Group Treasurer of AerCap in January 2008, previously serving in the role of Vice President Corporate Group Treasury, since joining the company in September of 2006. He began his career in the aviation leasing and financing business with a Kleinwort Benson subsidiary in 1995, and then moved to BAE Systems for seven years, where he held the positions of Director Asset Management and General Manager—Portfolio Management. Mr. Rofe qualified as an accountant in 1986 in the United Kingdom.

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

Executive Officer Compensation

        In 2009, we paid an aggregate of approximately $6.8 million in cash and benefits as compensation to our seven executive officers during the year. In 2009, we paid our executive officers annual target bonuses, which are based on an evaluation of individual performance and the Company's achievement of established targets. Compensation packages, including bonuses, are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer (except for the compensation package of Mr. King, which is determined by Mr. Kelly), and the Board of Directors, upon recommendation of the Nomination and Compensation Committee, determines the compensation package, including the bonus, for our Chief Executive Officer. In 2008, the Nomination and Compensation Committee agreed to pay two executive officers $1,000,000 each in December 2011 if they are employees in good standing at such time. In 2009, the Nomination and Compensation Committee agreed to pay one additional executive officer $1,000,000 in December 2012 if this employee is in good standing at such time.

Equity Incentive Plans

Equity Incentives issued by the Cerberus Funds

        In connection with the 2005 Acquisition and again during 2006, the Cerberus Funds, our indirect shareholders, issued restricted shares and stock options to certain of our employees, directors and a consultant to retain such individuals and motivate them to achieve our primary long-term performance goals. Since their issuance, restrictions on all restricted shares have lapsed and restricted shares in the Cerberus Funds have been exchanged for AerCap shares, and all vesting criteria on options issued have either been fully satisfied or have lapsed.

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

        In December 2008, a total of 0.7 million non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued vest at December 31, 2011 if the option holder is still employed full-time by the Company or any of its affiliates and all options are exercisable at a strike price of $2.95 per share option. There were no additional awards granted under the AerCap Holdings N.V. equity incentive plan during 2009.

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

        Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer and the Chairman, or, in his absence, the Vice Chairman, are present at the meeting. All resolutions must be passed by an absolute majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors, or in his absence, the Vice Chairman.

        In 2009, the Board of Directors met on twelve occasions. Throughout the year, the Chairman of the Board and individual Non-Executive Directors were in close contact with our Executive Officers. During its meetings and contacts with the Executive Officers, the Board discussed such topics as the Company's annual reports and annual accounts for the financial year 2008, the investment by Waha in AerVenture, the acquisition of Genesis Lease Limited, the Company's hedging strategies, the long term financing of the AerVenture A320 FAM forward order, the credit crisis that started during 2008, the downturn of the world economy that followed and the risks and impact on the Company, the liquidity position, remaining funding requirements and alternatives for funding sources, review and discussion of reports from the various Board committees, strategic alternatives, the budget for 2010, remuneration and compensation, Board rotation schedule, governance and risk management and control, including compliance with the Sarbanes Oxley Act.

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

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of up to ten current members of our senior management. The current members of our Group Executive Committee are Klaus Heinemann, Keith Helming, Aengus Kelly, Paul Rofe, Erwin den Dikken, Cole Reese and Soeren Ferré.

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million. It is chaired by our Chief Financial Officer and is comprised of members of the Group Executive Committee and non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Soeren Ferré, Klaus Heinemann, Robert Warden, Cole Reese, Aengus Kelly and James Chapman.

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

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2007	December 31, 2008	December 31, 2009
Amsterdam, The Netherlands	88	87	74
Shannon, Ireland	42	44	50
Fort Lauderdale, FL	16	17	18
Miami, FL(1)	172	128	120
Goodyear, AZ(1)	75	83	46
Other(2)	9	23	37

Total	402	382	345

(1)
Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006.

(2)
We also lease small offices in Shanghai (China), Irvine (TX), Finchampsted (UK) and Singapore.

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

        The following table sets forth beneficial ownership of our shares which are held by members of our senior management team and our non-executive directors:

	Cerberus Fund Options(1)	AerCap Holdings N.V. Options/Shares
	Ordinary shares underlying vested, but unexercised options(2)(3)	Ordinary shares underlying options(4)	Ordinary shares acquired through exercise of Cerberus Fund exchange right	Ordinary shares acquired through open market purchases	Fully Diluted Ownership Percentage(5)
Directors:
Ronald J. Bolger	27,734	—	—	—		*
James N. Chapman	55,300	—	—	2,000		*
Pieter Korteweg	55,469	—	—	—		*
W. Brett Ingersoll(6)	—	—	—	—	—
Klaus W. Heinemann(7)	1,409,926	—	—	35,000	1.7%
Marius J. L. Jonkhart	27,734	—	—	10,000		*
Gerald P. Strong(6)	—	—	—	—	—
David J. Teitelbaum(6)	—	—	—	—	—
Robert G. Warden(6)	—	—	—	—	—
Executive Officers:
Wouter M. (Erwin) den Dikken	61,005	287,500	148,565	10,000		*
Soeren E. Ferré	—	437,500	167,366	6,000		*
Keith A. Helming	452,177	375,000	—	25,000		*
Aengus Kelly	122,015	625,000	252,791	10,000		*
Michael King	—	262,500	—	—
Paul E. Rofe	—	—	—	—	—
Cole T. Reese	—	287,500	209,227	10,000		*

All our directors and executive officers as a group (16 persons)	2,211,360	2,275,000	777,949	108,000	3.6%

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

(4)
1,500,000 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 75,000 of these options expire on June 2, 2018 and carry a strike price of $15.03 per option. The remaining 700,000 options expire on December 11, 2018 and carry a strike price of $2.95 per option. None of the options listed are exercisable within 60 days.

(5)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person

(6)
Mssrs. Ingersoll and Warden are each a Managing Director of Cerberus Capital Management, L.P. and Mssrs. Strong and Teitelbaum are Managing Directors of affiliates of Cerberus Capital Management, L.P.

(7)
Mr. Heinemann is both a member of our Board of Directors and our Chief Executive Officer.

        All of our ordinary shares have the same voting rights.

        The address for all our officers and directors is c/o AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our common outstanding shares as of March 12, 2010, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Stephen Feinberg(1)	31,984,108	37.6%
Columbia Asset Management	9,757,084	11.5%
Wellington Management Company, LLP	7,878,408	9.3%

(1)
Cerberus beneficially owns 37.6% of our ordinary shares on a fully diluted basis assuming the vesting and exercise of all outstanding Cerberus Fund options. All of these shares have the same rights as our other ordinary shares. Stephen Feinberg exercises sole voting and investment authority over all of our ordinary shares owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 37.6% of our ordinary shares. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

        As of December 31, 2009, none of our ordinary shares were held by record holders in the Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

Related Party Transactions with Current Affiliate

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed the performance of AerDragon under debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.8 million as a guarantee fee and for these management services during 2009. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million, $0.8 million, $1.7 million and $0.4 million for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $2.4 million, $2.4 million, $5.2 million, $4.8, $4.6 and $4.6 million million for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the years ended December 31, 2006, 2007, 2008 and 2009, respectively.

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

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2009, we had drawn and there remained outstanding $284.0 million of the class A loans and $59.2 million of the class B loans.

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

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2009	9.54	1.83
Quarterly highs and lows
Quarter 1 2009	6.27	1.83
Quarter 2 2009	7.49	2.76
Quarter 3 2009	9.54	6.36
Quarter 4 2009	9.25	7.97
Monthly highs and lows
January	6.27	3.22
February	5.34	3.23
March	3.73	1.83
April	4.73	2.76
May	6.94	4.80
June	7.49	6.26
July	7.68	6.36
August	9.54	8.03
September	9.30	8.35
October	8.88	8.29
November	9.25	7.97
December	9.06	8.67
2010
January	10.88	8.75
February	9.51	7.68
March (through March 12, 2010)	9.67	11.17

(1)
Share prices provided are closing prices for all periods presented.

        On March 12, 2010, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $11.17.

Item 10.    Additional Information.

Memorandum and articles of association.

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2009, we had 200,000,000 authorized ordinary shares, par value €0.01 per share, of which 85,036,957 were issued and outstanding.

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

        At the annual general meeting held in 2008, pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this annual report was 200 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. At the annual general meeting held in 2008, pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to limit or exclude preemptive rights.

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

        At the annual general meeting held in 2009, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares, which authorization is valid for 18 months.

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

Controls and Procedures Statement Under the Sarbanes Oxley Act

        As of December 31, 2009, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Disclosure Controls and Procedures

        The Disclosure Committee assists our Chief Executive Officer and Chief Financial Officer in overseeing our financial and non-financial disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements. The Disclosure Committee obtains information for its recommendations from the operational and financial reviews, letters of representation which include a risk and internal control self assessment, input from the documentation and assessment of our internal controls over financial reporting and input from risk management activities during the year along with various business reports. The Disclosure Committee comprises various members of senior management.

Code of Conduct and Whistleblower Policy

        Our Code of Conduct is applicable to all our employees, including the Chief Executive Officer, Chief Financial Officer and controllers. It is designed to promote honest and ethical conduct and timely and accurate disclosure in our periodic financial results. Our Whistleblower Policy provides for the reporting, if so wished on an anonymous basis, of alleged violations of the Code of Conduct, alleged irregularities of a financial nature by our employees, Directors or other stakeholders, alleged violation of our compliance procedures and other alleged irregularities without any fear of reprisal against the individual that reports the violation or irregularity.

Compliance Procedures

        The Company has various procedures and programs in place to ensure compliance with relevant laws and regulations, including anti insider trading procedures, anti-bribery procedures, anti-fraud procedures and export control procedures. The Company's compliance officer is responsible for the design and effective operation of the compliance procedures and programs.

Corporate Social Responsibility

        During 2009 the Board has discussed and reviewed the Company's corporate social responsibility (CSR) objectives and activities. Although it is acknowledged that the Company's aircraft and engines are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition the Board has discussed and reviewed the Company's activities and conduct as it relates to ethics, labor environment, citizenship and transparency and financial reporting.

External Auditors

        Our external auditor is responsible for auditing the financial statements. Following the recommendation by the Audit Committee and upon proposal by the Board of Directors, the General Meeting of Shareholders appoints each year the auditor to audit the financial statements of the current financial year. The external auditor reports to our Audit Committee. The external auditor is present at the meetings of the Audit Committee when our quarterly and annual results are discussed.

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee pre-approves every engagement of our external auditor. Our Board rules determine, in line with Dutch laws and regulationts, that when the responsible partner of the external audit firm has been in charge of the audit activities during a continuous period of five years without rotation, he will have a conflict of interest with the Company. The current responsible partner was appointed in the year 2006 for the first time.

Internal Auditors

        We have an internal audit function in place to provide assurance, to the Audit Committee and the Company's executive officers, with respect to the Company's key processes, to the extent not already covered by the external auditors and/or the SOX 404 auditors. The internal audit function independently and objectively carries out audit assignments in accordance with the annual internal audit plan, as approved by the Audit Committee. The head of the internal audit function reports, in line with professional standards of the Institute of Internal Auditors, to the Audit Committee (functional reporting line) and to our Chief Executive Officer (administrative reporting line). The work of the internal audit department is fully endorsed by the Audit Committee and the Company's executive officers and is considered a valuable part of the Company's system of control and risk management.

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements. . The Directors may be granted equity based remuneration under the Company's incentive plan that is designed to promote the Company's interests by granting remuneration in the form of, amongst others, share or share options to directors, employees, consultants and advisors with a view to align their interests with the Company's (the

"AerCap Holdings N.V. Equity Incentive Plan"), as approved by our shareholders on October 31, 2006, prior to the listing of the shares in our Company on the New York Stock Exchange. So far, no equity grants have been made to our Directors under this plan.

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

  •
  legal merger or legal demerger within the meaning of Title 7 of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek).

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

Adoption of Annual Accounts and Discharge of Management Liability

        Each year, our Board of Directors must prepare annual accounts within four months after the end of our financial year. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of The Netherlands Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

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

Material contracts

        Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture. Pursuant to this agreement, AerVenture placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2009, 32 of the aircraft remained to be delivered under the agreement, consisting of five A319 aircraft, 24 320 aircraft and three A321 aircraft.

        Aircraft Purchase Agreement, dated December 11, 2006 as amended on May 11, 2007, between Airbus S.A.S. and AerCap Ireland Limited. Pursuant to this agreement, AerCap Ireland Limited placed an order with Airbus for the purchase of 30 new A330-200 aircraft. As of December 31, 2009, 21 of the aircraft remained to be delivered under the agreement.

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

        A recipient that is a qualifying tax-exempt pension fund, pension trust, tax-exempt company or other organization constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits that satisfies the conditions of the Convention, may be entitled to an exemption or a refund of paid dividend taxes. Qualifying tax exempt pension organizations (as referred to in Section 35 of the Convention) must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt trusts, companies or U.S. organizations (as referred to in Section 36 of the Convention) are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the

"Belastingdienst/Limburg/kantoor buitenland, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

        A qualifying tax-exempt entity that is a resident of a Member State of the European Union, or resident of a State of the European Economic Area that has been specifically designated in a Ministerial Regulation (currently Norway and Iceland), may be eligible for a refund of paid dividend taxes, if such entity also would not be subject to Dutch corporate income tax if it would be tax resident in The Netherlands. This refund is not available to entities that are engaged in similar activities as investment institutions (in Dutch: "beleggingsinstellingen") as referred to in Section 6a or 28 of The Netherlands Corporate Income Tax Act 1969.

        Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands resident individuals" and "Netherlands resident entities", as the case may be) can generally credit Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder. Individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001, as they apply to residents of The Netherlands, can credit Netherlands dividend withholding tax against their Dutch income as referred to in Chapter 7 of The Netherlands Income Tax Act 2001. In this respect, it is relevant whether the dividend income also would have qualified as Dutch taxable income without the application of this election.

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

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (2009 and 2010 rate; in both years a reduced corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

        A Netherlands qualifying pension fund and a Netherlands qualifying tax exempt investment fund (in Dutch: "vrijgestelde beleggingsinstelling") are, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (in Dutch, "fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0%.

Gift, Estate and Inheritance Taxes up to and including December 31, 2009

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

Gift and Inheritance Taxes as of January 1, 2010

        Non-residents of The Netherlands.    No Netherlands gift or inheritance taxes will arise on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

          (i)    in case of a gift of the ordinary shares under a condition precedent (in Dutch, "opschortende voorwaarde") by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual is resident or deemed to be resident in The Netherlands at the date of the fulfillment of the condition; or

          (ii)   in case of a gift of the ordinary shares by an individual who at the date of the gift or—in case of a gift under a condition precedent—at the date of the fulfillment of the condition was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift or the fulfillment of the condition, while being resident or deemed to be resident in The Netherlands.

Furthermore, Netherlands inheritance tax will arise in case of a gift under a condition precedent by an individual who at the date of the gift was neither resident nor deemed to be resident of The

Netherlands, but at the date of his/her death was resident or deemed to be resident in The Netherlands, and the condition was fulfilled after the date of his/her death.

        Residents of The Netherlands.    Gift or inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or, on the death of, a holder of ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

        No Netherlands gift tax will arise in case of a gift of the ordinary shares under a condition precedent by an individual who at the date of the gift was resident or deemed to be resident, but at the date of the fulfillment of the condition was neither resident nor deemed to be resident in The Netherlands, unless such individual dies within 180 days after the date of the fulfillment of the condition, while being resident or deemed to be resident in The Netherlands.

        For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift,—in case of a gift under a condition precedent—the date of the fulfillment of the condition or the death of this person. Additionally, for purposes of Netherlands gift tax, a person not holding The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift or—in case of a gift under a condition precedent—the date of the fulfillment of the condition. Applicable tax treaties may override the tax implications of deemed residency.

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

Potential Application of Passive Foreign Investment Company Provisions

        We cannot yet make a determination as to whether we will be classified as a PFIC for the current year. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2009 and our equity as of December 31, 2009 as set forth in our annual statutory accounts were $148.7 million and $1,264.9 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

        The following discussion should be read in conjunction with Notes 1, 2, 11 and 14 to our audited consolidated financial statements contained in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.

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

        The table below provides information as of December 31, 2009 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and floors. The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average Notional amounts	$2,357	$2,014	$1,490	$1,061	$780	$585	$539	$44,865
Weighted average strike rate	4.03%	4.06%	4.59%	4.79%	4.85%	5.10%	5.11%	—

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$166	$141	$107	$70	$45	$27	—	$(7,681)
Weighted average pay rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—	—

        As of December 31, 2009, the interest rate caps had notional amounts of $2.9 billion and a fair value of $44.9 million. As of December 31, 2009, the interest rate floors had notional amounts of $166 million and a fair value of ($7.7million). The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

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

Foreign Currency Risk and Foreign Operations

        Our functional currency is the US dollar. As of December 31, 2009, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2009, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $54.1 million in US dollar equivalents and represented 46.6% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2009, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2009 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2008 and December 31, 2009:

	2008	2009
	(U.S. dollars in thousands)
Audit fees	$2,586	$2,633
Audit-related fees	—	—

Total	$2,586	$2,633

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

        During the 12-month periods ended December 31, 2008 and December 31, 2009, our auditors were not engaged to perform any services that are defined as tax fees or for any other type of services.

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

PART III

Item 17.    Financial Statements.

        Not applicable.

Item 18.    Financial Statements.

        Please refer to pages F-1 through F-57 of this annual report.

Item 19.    Exhibits.

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association(1)
2.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited(1)(4)
2.2	Security Trust Agreement, dated April 26, 2006, among AerFunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas(1)
2.3	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto and Crédit Agricole New York Branch(1)
2.4	Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto, the trusts party thereto, as trusts and Crédit Agricole New York Branch(1)
2.5	Pledge Agreement, dated April 26, 2006, between AerCap, Inc. and Crédit Agricole New York Branch(1)
2.6	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited(1)
2.7	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols(1)
2.8	Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.(1)
2.9	Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.(1)

Exhibit Number	Description of Exhibit
2.10	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)(1)
2.11	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(2)(6)
2.12	Amended and Restated Trust Indenture, dated as of May 8, 2007, among Aircraft Lease Securitisation Limited, Deutsche Bank Trust Company Americas, as trustee, cash manager and Operating Bank and Crédit Agricole, as initial primary liquidity facility provider, and MBIA Insurance Corporation, as the policy provider(3)
2.13	Amendment No. 1 dated May 11, 2007 to Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(3)(6)
2.14	Amended and Restated Credit Agreement, dated May 8, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders and Class B Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas(3)
2.15	First Amendment Agreement, dated as of November 13, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, the Other Service Providers named therein, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders and Class B Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas(4)
2.16	Amendment, Restatement and Accession dated December 20, 2007 to Senior Loan Facility Agreement originally dated October 12, 2006 between AerCap Dutch Aircraft Leasing I B.V., as Borrower, Azzurro Aircraft Leasing Limited, as Additional Borrower, Crédit Agricole as Senior Arranger, Senior Agent and Collateral Trustee and the financial institutions named therein(4)
2.17	Amended and Restated Facility Agreement dated July 27, 2007 among AerVenture Limited, as Borrower, and Crédit Agricole S.A. and KfW, as Lenders, and Crédit Agricole S.A. as Security Trustee and Agent(4)
2.18	Second Amended and Restated Senior Credit Agreement, dated as of December 19, 2007, among AeroTurbine, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Crédit Agricole New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A., DekaBank Deutsche Girozentrale and Norddeutsche Landesbank Girozentrale, as Co-Documentation Agents(4)
2.19	Amendment Agreement, dated November 2, 2007, among AerCap AerVenture Holding B.V., NLM AerVenture Holding B.V., International Cargo Airlines Company KSC and AerVenture Limited(4)
2.20	Amendment Agreement, dated December 12, 2007, among AerCap AerVenture Holding B.V., NLM AerVenture Holding B.V. and AerVenture Limited(4)
2.21	Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent(5)

Exhibit Number	Description of Exhibit
2.22	Facility Agreement, dated as of December 30, 2008 among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole as National Agent, ECA Agent and Security Trustee, Jetstream Aircraft Leasing Limited as Principal Borrower, AerCap Ireland Limited and AerCap A330 Holdings Limited as Principal AerCap Obligors, and AerCap Holdings, N.V.(9)
2.23	Facility Agreement, dated as of March 12, 2009 among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole as ECA Agent and Security Trustee, Constellation Aircraft Leasing Limited as Principal Borrower, Andromeda Aircraft Leasing Limited and Aquarius Aircraft Leasing Limited as Lessees, AerVenture Limited and AerCap Holdings, N.V.(9)
2.24	Shareholders' Agreement, dated June 21, 2009, among AerCap AerVenture Holding B.V., Waha AV Participations B.V. and AerVenture Limited(7)
2.25	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (8)
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
23.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm

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

(7)
Previously filed with Form 6-K on September 1, 2009.

(8)
Previously filed with Form 6-K on September 18, 2009.

(9)
Previously filed with Form 20-F for the year ended December 31, 2008.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ KLAUS HEINEMANN
Klaus Heinemann Chief Executive Officer

Date: March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of equity and statements of cash flows present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries (the Company) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Annual Report on Internal Control over Financial Reporting' under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Rotterdam, March 15, 2010
PricewaterhouseCoopers Accountants N.V.

/s/ DR. H.F.M. GERTSEN RA dr. H.F.M. Gertsen RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2008 and 2009

		As of December 31,
	Note	2008	2009
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$193,563	$182,617
Restricted cash	3	113,397	140,746
Trade receivables, net of provisions of $11,983 and $3,392	4	43,649	48,070
Flight equipment held for operating leases, net	5	3,989,629	5,230,437
Net investment in direct finance leases		30,571	34,532
Notes receivable, net of provisions, of nil and nil	6	134,067	138,488
Prepayments on flight equipment	7	448,945	527,666
Investments	8	18,678	21,031
Goodwill	9	6,776	6,776
Intangibles	9	47,099	31,399
Inventory	10	102,879	102,538
Derivative assets	11	19,352	44,866
Deferred income taxes	16	82,471	80,098
Other assets	12	179,750	180,237

Total Assets		$5,410,826	$6,769,501

Liabilities and Equity
Accounts payable		$7,510	$11,832
Accrued expenses and other liabilities	13	104,750	80,399
Accrued maintenance liability		202,834	228,006
Lessee deposit liability		98,584	126,093
Debt	14	3,790,487	4,846,664
Accrual for onerous contracts	15	33,306	22,363
Deferred revenue		34,922	33,011
Derivative liabilities	11	12,378	7,801

Total Liabilities		4,284,771	5,356,169
Share capital	17	699	699
Additional paid-in capital		609,327	593,133
Retained earnings		499,011	664,177

Total AerCap Holdings N.V. shareholders' equity	15	1,109,037	1,258,009
Non-controlling interest		17,018	155,323

Total Equity		1,126,055	1,413,332

Total Liabilities and Equity		$5,410,826	$6,769,501

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2007, 2008 and 2009

		Year ended December 31,
	Note	2007	2008	2009
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	19	$554,226	$605,253	$650,604
Sales revenue		558,263	616,554	324,781
Management fee revenue		14,343	11,749	12,074
Interest revenue		29,742	18,515	10,105
Other revenue		19,947	4,181	5,703

Total Revenues		1,176,521	1,256,252	1,003,267
Expenses
Depreciation	5	141,113	169,392	220,996
Asset impairment	22	—	18,789	32,574
Cost of goods sold		432,143	506,312	248,897
Interest on debt	14	234,770	219,172	92,152
Operating lease-in costs	15	20,176	14,512	13,090
Leasing expenses		18,825	55,569	65,164
Provision for doubtful accounts receivable	4	745	3,746	963
Selling, general and administrative expenses(a)	20	116,328	128,268	116,201
Other expenses	21	—	—	2,965

Total Expenses		964,100	1,115,760	793,002

Income from continuing operations before income taxes		212,421	140,492	210,265
Provision for income taxes	16	(25,123)	431	(3,894)

Net Income		$187,298	$140,923	$206,371
Net loss (income) attributable to non-controlling interest		1,155	10,883	(41,205)

Net income attributable to AerCap Holdings N.V.		$188,453	$151,806	$165,166
Basic and diluted earnings per share	23	$2.22	$1.79	$1.94
Weighted average shares outstanding, basic and diluted		85,036,957	85,036,957	85,036,957

(a)
Selling, general and administrative expenses include $10,916 ($9,477, net of tax), $7,538 ($6,371, net of tax) and $3,910 ($3,186, net of tax) of share-based compensation in the years ended December 31, 2007, 2008 and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2008 and 2009

	Year ended December 31,
	2007	2008	2009
	(US dollars in thousands)
Net income	$187,298	$140,923	$206,371
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	141,095	169,392	220,996
Asset impairment	—	18,789	32,574
Amortization of debt issuance costs	38,156	16,239	16,364
Amortization of intangibles	10,800	14,615	15,701
Gain on elimination of fair value guarantee	(10,736)	—	—
Gain on discounted purchase of securitized bonds	—	(2,783)	—
Provision for doubtful notes and accounts receivable	745	3,746	1,364
Capitalized interest on pre-delivery payments	(5,968)	(2,098)	(1,106)
Gain on disposal of assets	(103,455)	(80,341)	(36,007)
Mark-to-market of non-hedged derivatives	(3,892)	51,646	(18,929)
Deferred taxes	13,929	(642)	2,228
Share-based compensation	10,916	6,858	3,910
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(28,647)	(5,208)	(6,686)
Inventories	8,460	(5,469)	35,238
Other assets and derivative assets	(16,041)	(48,581)	(7,236)
Other liabilities	(81,422)	(75,823)	(63,968)
Deferred revenue	5,182	1,348	(1,613)

Net cash provided by operating activities	166,420	202,611	399,201
Purchase of flight equipment	(697,814)	(1,286,609)	(1,264,446)
Proceeds from sale/disposal of assets	405,057	467,539	153,481
Prepayments on flight equipment	(164,074)	(339,422)	(453,305)
Receipt of notes receivable in defeasance structures	—	44,157	—
Purchase of investments	—	(17,550)	—
Sale of investments	—	6,234	—
Purchase of intangibles	(18,427)	(21,410)	—
Movement in restricted cash	17,205	(18,325)	(27,349)

Net cash used in investing activities	(458,053)	(1,165,386)	(1,591,619)
Issuance of debt	2,395,954	1,642,784	2,431,839
Repayment of debt	(2,025,298)	(742,258)	(1,414,456)
Debt issuance costs paid	(49,579)	(44,933)	(32,723)
Maintenance payments received	106,889	98,980	99,664
Maintenance payments returned	(29,276)	(64,572)	(46,897)
Security deposits received	21,237	43,644	42,169
Security deposits returned	(17,067)	(25,842)	(12,840)
Capital contributions from non-controlling interests	—	5,000	111,700

Net cash provided by financing activities	402,860	912,803	1,178,456

Net increase (decrease) in cash and cash equivalents	111,227	(49,972)	(13,962)
Effect of exchange rate changes	(692)	1,799	3,016
Cash and cash equivalents at beginning of period	131,201	241,736	193,563

Cash and cash equivalents at end of period	$241,736	$193,563	$182,617

Supplemental cash flow information:
Interest paid	167,306	141,330	100,012
Taxes paid (refunded)	17,691	631	(3,446)

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2007, 2008 and 2009

	AerCap Holdings N.V. Shareholders
	Number of Shares	Share capital	Additional paid-in capital	Retained (loss) earnings	AerCap Holdings N.V. shareholders' equity	Non- controlling interest	Total equity
	(US dollars in thousands, except share amounts)
Year ended December 31, 2007
Balance at January 1, 2007	85,036,957	$699	$591,553	$158,752	$751,004	$31,937	$782,941
Share-based compensation	—	—	10,916	—	10,916	—	10,916
Comprehensive income:
Net income for the period	—	—	—	188,453	188,453	(1,155)	187,298

Comprehensive income	—	—	—	188,453	188,453	(1,155)	187,298

Balance at December 31, 2007	85,036,957	$699	$602,469	$347,205	$950,373	$30,782	$981,155

Year ended December 31, 2008
Balance at January 1, 2008	85,036,957	$699	$602,469	$347,205	$950,373	$30,782	$981,155
Share-based compensation	—	—	6,858	—	6,858	—	6,858
Capital contributions from non-controlling interests	—	—	—	—	—	5,000	5,000
Purchase of non-controlling interests	—	—	—	—	—	(7,881)	(7,881)
Comprehensive income:
Net income for the period	—	—	—	151,806	151,806	(10,883)	140,923

Comprehensive income	—	—	—	151,806	151,806	(10,883)	140,923

Balance at December 31, 2008	85,036,957	$699	$609,327	$499,011	$1,109,037	$17,018	$1,126,055

Year ended December 31, 2009
Balance at January 1, 2009	85,036,957	$699	$609,327	$499,011	$1,109,037	$17,018	$1,126,055
Share-based compensation	—	—	3,910	—	3,910	—	3,910
Default AerVenture partner(a)	—	—	25,078	—	25,078	(25,078)	—
Sale to new AerVenture partner(b)	—	—	(45,182)	—	(45,182)	74,578	29,396
Capital contributions from non-controlling interests	—	—	—	—	—	47,600	47,600
Comprehensive income:
Net income for the period	—	—	—	165,166	165,166	41,205	206,371

Comprehensive income	—	—	—	165,166	165,166	41,205	206,371

Balance at December 31, 2009	85,036,957	$699	$593,133	$664,177	$1,258,009	$155,323	$1,413,332

(a)
In March 2009, the 50% joint venture partner in AerVenture, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased AerCap Holdings N.V. Shareholders' Equity by $25,078, through the elimination of the related non-controlling interest.

(b)
In June 2009, we sold 50% of AerVenture to Waha Capital. The sale to Waha Capital decreased AerCap Holdings N.V. Shareholders' Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

        We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Kingdom with a total of 345 employees, as of December 31, 2009.

        These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap or N.V.") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005 (the "2005 Acquisition"). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, "Business Combinations", this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with ASC 805, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share (Note 17) generating net proceeds of $143,017 which we used to repay debt.

        Genesis Lease Limited, AerCap and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap Holdings N.V., entered into an Agreement and Plan of Amalgamation dated as of September 17, 2009 (as amended, the "Amalgamation Agreement"), pursuant to which Genesis Lease Limited will amalgamate with AerCap International Bermuda Limited in an all share-for-share transaction (the "Amalgamation"). Under the terms of the Amalgamation Agreement, Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own. The transaction is subject to approval by Genesis shareholders and satisfaction of customary closing conditions. All regulatory approvals have been obtained and the registration statement was declared effective by the Securities and Exchange Commission ("SEC") on February 3, 2010. The Genesis shareholders are scheduled to vote on the Amalgamation on March 23, 2010. We expect to close the transaction on March 25, 2010.

Variable interest entities

        In January 2006, we sold a 50% equity interest in AerVenture Ltd. ("AerVenture"), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture had contracted with Airbus for the delivery of up to 70 A320 family aircraft, including five aircraft subject to reconfirmation rights, with the intent of leasing these aircraft to third parties. The joint venture agreement required us to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. We have entered into agreements to provide management and marketing services to AerVenture in return

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

for management fees. We determined that AerVenture was a variable interest entity for which we were the primary beneficiary. As such, we continued to consolidate AerVenture in our accounts since its inception date. In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture. In addition, all of the directors appointed by LoadAir were automatically removed. In June 2009, the 50% investment of LoadAir was redeemed by AerVenture in conjunction with the sale of a 50% equity interest in AerVenture to a new joint venture partner, Waha Capital PJSC ("Waha Capital").

        AerVenture also holds an equity and subordinated debt investments in ALS II. ALS II is a variable interest entity and AerVenture, as the primary beneficiary under ASC 810, consolidates the accounts of ALS II in its accounts. We have determined that AerVenture continues to be a variable interest entity for which we are the primary beneficiary. As such, we continue to consolidate AerVenture, including ALS II, in our accounts.

        As further discussed in Note 14, we hold equity and subordinated debt investments in ALS I and AerFunding. ALS I and AerFunding are variable interest entities and we, as their primary beneficiaries under ASC 810, consolidate the accounts of ALS I and AerFunding in our accounts since their inception dates.

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("China Aviation") and affiliates of Crédit Agricole establishing AerDragon. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. The joint venture owned nine aircraft at December 31, 2009, one of which it purchased from Airbus through an assignment of our purchase right under our 1999 Forward Order and one which it purchased directly from us. We act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. We provide certain aircraft and accounting related services to the joint venture. We have determined that AerDragon is a variable interest entity. AerCap further determined that we are not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon according to the equity method. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2009, our maximum exposure to losses incurred by AerDragon consists of the carrying amount of our equity investment of $20.0 million and the face value of the debt guaranteed of $28.0 million, totaling $48.0 million.

        In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired are leased back to TUI Travel for varying terms. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. Under certain circumstances and at certain times, if the joint venture cannot meet its obligations under the senior debt facility, and the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes in connection with the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners. We have determined that AerCap Partners is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated AerCap Partners in our accounts.

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

        We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

        Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

        As a result of the recent discussion held with the SEC in relation to the Amalgamation with Genesis, certain reclassifications have been made to prior years cash flows statements to reflect the current years presentation. Amounts related to maintenance payments and security deposits have been reclassified from operating cash flows to investing and financing cash flows, as we expect these items to become more significant in future periods, and are of the opinion that such classifications are more appropriate based on the nature of the cash flows in current and the expected future periods.

        The consolidated financial statements are stated in United States dollars, which is our functional currency.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

        In the year ended December 31, 2009, we changed our estimates of useful lives and residual values of certain older aircraft which are designated for part-out during the next three years. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for older fuel-inefficient aircraft. In the year ended December 31, 2009, an additional charge of $14.9 million was recorded as depreciation as a result of the change in estimate. The effect on net income from continuing operations was to reduce net income by $12.1 million, or $0.14 basic and diluted per share.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited. The most significant cash balances to which we have limited access for group purposes are with the our wholly-owned subsidiary AeroTurbine and our joint venture, AerVenture. The cash and cash equivalents are however freely usable by AerVenture and AeroTurbine for their respective operations and are not restricted as to withdrawal or usage at the respective subsidiary levels.

        The access to AeroTurbine's cash and cash equivalents for group purposes is limited by its revolving credit facility, which limits dividend payments to us to a maximum of $10.0 million per year. However, under limited circumstances, we are able to receive cash from AeroTurbine through the sale to it of assets at arms-length prices. These assets are typically older generation aircraft which are scheduled to be disassembled by AeroTurbine. AeroTurbine generally funds these purchases by drawing on its revolving credit facility. AeroTurbine's cash and cash equivalents were $46.9 million as of December 31, 2009.

        The access to AerVenture's cash and cash equivalents for group purposes is limited by the joint venture agreement. AerVenture's cash can only be used for it's own operations unless dividends are jointly approved by us and our joint venture partner. AerVenture's cash and cash equivalents were $31.3 million as of December 31, 2009.

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

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is recognized as an intangible lease premium which is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost. For older engines purchased primarily for short-term leasing through our AeroTurbine operations, we depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value of approximately 60% of cost, if the intention is to keep the engine in the lease pool. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value of approximately 54% of cost. For newer engines purchased primarily for longer-term leases, we depreciate over a 30-year period to a residual of 15% of cost. The carrying value of flight equipment that is designated for part-out is transferred to the inventory pool. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

        We apply ASC 360, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. We normally evaluate these events and circumstances on an annual basis. However, given current market conditions the evaluation is performed on a quarterly basis. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an aircraft's booked residual, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft and engines as the cash flows supporting the carrying value of such older aircraft and engines are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Flight equipment held for sale

        We classify flight equipment which is subject to an executed sales agreement or an exercised purchase option as flight equipment held for sale and cease recognizing depreciation expense on such flight equipment at the time the sale contract is signed. We carry equipment held for sale at the lower of its carrying amount or fair value less cost to sell. Subsequent changes to the asset's fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale.

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

Investments

        We may hold debt and equity interests in third parties, including interests in asset securitization vehicles. In instances where those interests are in the form of debt securities or equity securities that have readily determinable fair values, we apply the provisions of ASC 320 and designate each security as either held to maturity or available for sale securities.

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

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of ASC 810. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs is recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms. We evaluate all definite-lived intangible assets for impairment in accordance with ASC 360.

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

Inventory

        Inventory, which consists primarily of engine parts, is valued at the lower of cost or market value. For purchases of individual parts and whole engines, the cost is the total cost paid to acquire an engine or aircraft as a whole and is then primarily determined using the specific identification method. For purchases of dismantled engines, aircraft and bulk inventory, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled engine, aircraft or bulk inventory at the time of purchase to the total estimated sales value of the dismantled engine, aircraft or bulk inventory at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual part to determine its cost. We evaluate this ratio on a quarterly basis and if necessary we update sales estimates and make prospective adjustments to this ratio. Any inventory identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with ASC 815.

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

        In addition, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to the lease. We account for planned major maintenance activities such as lessor contributions and top-ups based on the expense as incurred method in accordance with the Airline Audit and Accounting Guide. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

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

Share-based compensation

        We account for share-based compensation in accordance with ASC 718. Accordingly, we recognize compensation expense when it becomes probable that participants in share-based incentive plans, who hold direct or indirect equity interests in our shares or options to acquire such shares, will be able to achieve fair value. The amount of such expense is determined by reference to the fair value of the share or share option on the date of grant. The timing of expense recognition is determined with reference to the timing of lapsing of restrictions on restricted shares and vesting on share options, including the lapsing of repurchase rights which allow other parties to repurchase participants' shares at less than fair market value.

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

Variable interest entities

        We account for investment in variable interest entities in accordance with ASC 810, Consolidation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Earnings Per Share

        Earnings per share is presented in accordance with ASC 260 which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potentially dilutive common stock, such as stock options.

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2008	2009
Cash securing our obligations under ALS I debt	$33,244	$38,861
Cash securing our obligations under ALS II debt	6,032	11,925
Cash securing our obligations under AerFunding debt	41,987	44,447
Cash securing our obligations under Crédit Agricole debt	3,632	1,815
Cash securing our obligations under TUI debt	8,555	10,692
Cash securing our obligations under other debt	10,144	15,874
Cash securing our obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	6,837	6,837
Cash securing our obligations under derivative instruments	1,530	5,880
Other	1,436	4,415

	$113,397	$140,746

        The cash securing our obligations under all our debt facilities is restricted and can only be used to pay for operating expenses incurred by the respective financing vehicle and to pay for interest and debt amortization of the respective debt. The majority of the restricted cash represents collections of these structures in the previous period, which will be paid as interest and debt amortization at the next payment date. The cash securing our obligations under derivative instruments relates to interest rate caps for which we had to pay cash into restricted cash accounts for the benefit of our counterparties.

4. Trade receivables, net of provisions

        Trade receivables consist of the following at December 31:

	2008	2009
Trade receivables	$55,632	$51,462
Allowance for doubtful accounts	(11,983)	(3,392)

	$43,649	$48,070

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

4. Trade receivables, net of provisions (Continued)

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves. As of December 31, 2009, we did not have any trades receivables recorded in relation to lessee defaults.

        The change in the allowance for doubtful trade receivable is set forth below:

	Year ended December 31,
	2007	2008	2009
Provision at beginning of period	$2,496	$4,088	$11,983
(Recoveries) Expense for doubtful accounts receivable	745	3,746	963
Other(a)	847	4,149	(9,554)

Provision at the end of period	$4,088	$11,983	$3,392

(a)
Other includes direct write offs and cash accounting for certain trade receivables.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2007	2008	2009
Net book value at beginning of period	$2,966,779	$3,050,160	$3,989,629
Additions	813,549	1,445,321	1,649,520
Depreciation	(137,014)	(164,249)	(215,574)
Impairment (See note 22)	—	(7,278)	(32,378)
Disposals	(341,599)	(319,793)	(119,349)
Transfers to direct finance leases/flight equipment held for sale	(136,135)	3,480	—
Transfer to inventory	(25,966)	(14,867)	(41,411)
Transfer to equity accounted joint venture(a)	(73,421)	—	—
Other(b)	(16,033)	(3,145)	—

Net book value at end of period	$3,050,160	$3,989,629	$5,230,437

Accumulated depreciation/impairment at December 31, 2007, 2008 and 2009	$(225,678)	$(361,676)	$(542,309)

(a)
During 2007 we sold two aircraft to our joint venture AerDragon. The investment in AerDragon is accounted for according to the equity method. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon (see Note 8).

(b)
As discussed further in Note 15, we settled onerous contract accruals at a discount of $16,033 and $3,145 in 2007 and 2008, respectively. These discounts were applied to reduce the net book value of the related aircraft.

        At December 31, 2009 we owned 180 aircraft, which we leased under operating leases to 56 lessees in 34 countries and we owned 85 engines, which we leased under operating leases to 34 lessees in 20 countries. The geographic concentrations of leasing revenues are set out in Note 19.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

        Prepayments on flight equipment (including related capitalized interest) of $93,213, $140,414 and $375,690 have been applied against the purchase of aircraft during the years ended December 31, 2007, 2008 and 2009, respectively.

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2009:

	2010	2011	2012	Thereafter
Capital expenditures	$1,409,981	$625,048	$435,676	$138,429
Pre-delivery payments	125,861	44,050	34,227	2,203

	$1,535,842	$669,098	$469,903	$140,632

        Our current operating lease agreements expire over the next twelve years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2009 are as follows:

Contracted minimum future lease receivables
2010	$593,627
2011	561,794
2012	484,664
2013	403,613
2014	320,960
Thereafter	849,251

$3,213,909

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

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2008	2009
Secured notes receivable	$6,439	$5,763
Notes receivable in defeasance structures	126,301	130,663
Notes receivable from lessee restructurings	1,327	2,062

	$134,067	$138,488

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

6. Notes receivable (Continued)

        The minimum future receipts under notes receivable at December 31, 2009 are as follows:

Minimum future notes receivable
2010	$133,969
2011	586
2012	3,468
2013	465
2014	—
Thereafter	—

$138,488

7. Prepayments on flight equipment

        In 1999, we signed a forward order contract with Airbus for the acquisition of up to 32 new aircraft between 2004 and 2009 ("1999 Forward Order"). Of that original order, seven aircraft deliveries were cancelled pursuant to cancellation rights granted by Airbus and the remaining aircraft have all been delivered as of December 31, 2007.

        In 2005, through a wholly-owned special purpose company ("AerVenture"), we signed a letter of intent with Airbus for the forward purchase of 70 aircraft, including five aircraft subject to reconfirmation rights. ("2005 Forward Order"). During 2008 and the first two months of 2009, AerVenture notified Airbus that AerVenture will not take delivery of the five aircraft subject to reconfirmation rights. In 2009 AerVenture added four additional aircraft to it's forward order. As of December 31, 2009, 28 aircraft had been delivered, three aircraft were transferred to AerCap, six aircraft were sold and 32 aircraft remain to be delivered under the agreement. As of December 31, 2009, the 32 remaining aircraft consist of five A319 aircraft, 24 A320 aircraft and three A321 aircraft. The remaining 32 aircraft are scheduled to be delivered between 2010 through 2013. Included in the 32 aircraft are two delivery positions which have been sold to a third party. As discussed above, we consolidate the accounts of AerVenture as it is a variable interest entity for which we are the primary beneficiary.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 wide-body aircraft ("A330 Forward Order"). In May 2007, we added an additional ten A330-200 aircraft to this order. The original delivery schedule for the 30 A330-200 aircraft order included delivery of two aircraft in 2008, delivery of eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012. In 2008 two A330 aircraft were delivered of which one was subsequently sold. In 2009 nine A330 aircraft were delivered and two additional A330 aircraft were added to the forward order. As of December 31, 2009, 21 of the aircraft remained to be delivered pursuant to the agreement. Included in the 21 aircraft are three forward order aircraft which have been sold to a third party.

        In connection with the current forward order contracts, we are required to make scheduled prepayments toward these future deliveries (see table in Note 5). A total amount of interest of $10,348, $13,582 and $23,001 was capitalized with respect to these payments for the years ended December 31, 2007, 2008 and 2009, respectively. As described in Note 15, because the contracted purchase prices of the aircraft at delivery under the 1999 Forward Order were in excess of the anticipated fair market

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

7. Prepayments on flight equipment (Continued)

value of the aircraft at delivery, we recognized an accrual for onerous contracts with respect to this forward order at the 2005 Acquisition.

        Following is a summary of the movements in prepayments on flight equipment during the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
Net book value at beginning of period	$166,630	$247,839	$448,945
Prepayments made	164,074	327,938	431,410
Prepayments applied against the purchase of flight equipment	(93,213)	(140,414)	(375,690)
Interest capitalized	10,348	13,582	23,001

Net book value at end of period	$247,839	$448,945	$527,666

8. Investments

        Investments consist of the following at December 31:

	2008	2009
25% equity investment in unconsolidated joint venture (AerDragon)	$18,678	$19,986
49% equity investment in unconsolidated joint venture (AerData)	—	1,045

	$18,678	$21,031

        Our equity investment in our unconsolidated joint ventures, AerDragon and AerData, are accounted for under the equity method. During 2007, we sold two aircraft to our joint venture AerDragon. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon in 2007. In 2008 we invested an additional $10,000 in our joint venture AerDragon. As of December 31, 2009 we still hold a 25% equity investment.

9. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization:

	As of December 31, 2008
	Gross	Accumulated amortization	Other		Net
Lease premiums	$96,347	$(37,910)	$(29,064	)(a)	$29,373
Customer relationships—parts	19,800	(4,534)	—		15,266
Customer relationships—engines	3,600	(2,183)	—		1,417
FAA certificate	1,100	(197)	—		903
Non-compete agreement	1,100	(960)	—		140

Net book value at end of period	$121,947	$(45,784)	$(29,064)		$47,099

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

	As of December 31, 2009
	Gross	Accumulated amortization	Other		Net
Lease premiums	$96,347	$(50,854)	$(29,064	)(a)	$16,429
Customer relationships—parts	19,800	(6,829)	—		12,971
Customer relationships—engines	3,600	(2,431)	—		1,169
FAA certificate	1,100	(270)	—		830
Non-compete agreement	1,100	(1,100)	—		—

Net book value at end of period	$121,947	$(61,484)	$(29,064)		$31,399

(a)
Reduction in the year ended December 31, 2006 of $17,431 and $5,386 inclusive of deferred tax effect determined through the iterative calculation due to elimination of valuation allowances in Ireland and the U.S., respectively existing at the date of the 2005 acquisition.

        The following table presents the changes to amortizable intangible assets during the periods indicated:

	Year ending December 31,
	2008	2009
Net carrying value at beginning of period	$41,855	$47,099
Purchases of intangible lease premiums	21,410	—
Amortization	(14,615)	(15,700)
Disposals	(1,551)	—

Net carrying value at end of period	$47,099	$31,399

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2010	$10,449
2011	6,406
2012	4,713
2013	3,734
2014	2,942
Thereafter	3,155

$31,399

        The remaining weighted average amortization period for the amortizable intangible assets is 56 months. Please refer to Note 22 for the impairment analysis of intangible assets.

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

        ASC 350 requires that the impairment test be performed through the application of a two-step fair value test. The first step of the test compares the book value of our reporting unit, to its estimated fair value at the respective test dates. The estimated fair values of the reporting unit is computed using the present value of estimated future cash flows. If fair value is less than carrying value, a second step must be performed to quantify the amount of the impairment, if any. The second step of the impairment test compares the fair value of these assets to their book values. The implied fair value of goodwill is calculated as the excess of the estimated fair value of the reporting unit being tested over the fair value of the tangible assets and liabilities as well as existing recorded and unrecorded identifiable intangible assets. The estimated implied fair value of goodwill is compared to its respective carrying value and any excess carrying value is recorded as an impairment charge.

        AeroTurbine was tested for impairment due to adverse conditions in the aviation industry. Based on our outlook, the fair value of the AeroTurbine, as determined using the estimated present value of future cash flows, supported the recorded goodwill of $6,776.

10. Inventory

        Following are the major classes of inventory at December 31,

	2008	2009
Engine and airframe parts	$69,966	$98,060
Work-in-process	13,218	2,323
Airframes	5,404	—
Engines	14,291	2,155

	$102,879	$102,538

11. Derivative assets and liabilities

        We use a variety of derivative instruments to manage exposure to interest rate and foreign currency risk. These derivative products can include interest rate caps, floors, options and forward contracts.

        As of December 31, 2009, we had interest rate caps and floors and several foreign currency forward contracts with combined notional amounts of $3.1 billion and a fair value of $37,065. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

11. Derivative assets and liabilities (Continued)

        We have not applied hedge accounting under ASC 815 to any of the above derivatives. The change in fair value of the derivatives, therefore, is recorded in the income statement as an increase in interest expense as specified below:

	Year ended December 31,
	2007	2008	2009
Change in fair value of derivatives	$(14,592)	$(58,153)	$23,692

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

12. Other assets

        Other assets consist of the following at December 31:

	2008	2009
Debt issuance costs	$99,486	$114,910
Other tangible fixed assets	16,313	11,242
Receivables from aircraft manufacturer	25,912	22,250
Prepaid expenses	7,428	7,532
Current tax receivable	5,356	—
Other receivables	25,255	24,303

	$179,750	$180,237

        The increase in debt issuance costs is mainly caused by the delivery and associated debt funding of nine A330 aircraft during the year ended December 31, 2009.

        Amortization of debt issuance costs was $38,156, $16,239 and $16,364 for the years ended December 31, 2007, 2008 and 2009 respectively. The unamortized debt issuance costs at December 31, 2009 amortize annually from 2010 through 2038.

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2008	2009
Guarantee liability	$3,219	$2,342
Accrued expenses	57,851	52,265
Accrued interest	13,608	9,515
Lease deficiency	12,574	13,009
Deposits under forward sale agreements	17,498	3,268

	$104,750	$80,399

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

        In addition to the sublease assignments, we also issued guarantees to the head lessors covering the sublessee's obligations to the head lessors under the assigned subleases. We would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2009, the maximum amount which we could be required to pay is estimated at $6,837. The subleases and our obligations under the guarantees expire between the years 2010 and 2013. As referenced in Note 3, our potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to us according to a set schedule as the sublessee fulfills its obligations under the leases.

        We have recognized a liability equal to the estimated fair value of the guarantee since the time we became obligated for the guarantee as a result of a previous company acquisition. At the date of the 2005 Acquisition, we adjusted the fair value of the guarantee obligation in connection with the purchase accounting.

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 77 months.

        Deposits under forward sale agreements—In 2007, AerVenture entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third party buyer. Because retention of the total economic benefit of the transaction to AerVenture is subject to performance criteria by AerVenture and the third party buyer and subject to ultimate delivery of the aircraft to the third-party buyer, sales recognition has been deferred until delivery of each aircraft. Under the contract, AerVenture will receive some payments that will ultimately be re-paid and some payments which it will permanently retain. Amounts collected by AerVenture which will be re-paid are recognized as deposits under forward sales agreements and recognized as sales revenue upon delivery. As of December 31, 2009, five of the seven aircraft were delivered to the third-party buyer. The remaining two aircraft are scheduled to be delivered in February 2010.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt

        Debt consists of the following as of December 31:

	2008	2009(1)	Weighted average interest rate December 31, 2009(2)	Maturity
Export credit facilities—A320 financings	$636,813	$537,733	0.59%	2020
Export credit facilities—A330 financings	—	642,908	2.83%	2021
Export credit facilities—AerVenture A320 financings	—	35,221	4.55%	2023
UBS revolving credit facility	477,277	343,196	2.00%	2014
A320 and A330 Pre-delivery payment facility	285,568	404,562	2.14%	2012
ALS I debt	1,120,516	973,513	0.49%	2032
ALS II debt	—	634,059	2.08%	2038
AeroTurbine revolving credit facility	194,188	311,497	1.75%	2012
Crédit Agricole Aircraft Acquisition facility	211,346	122,475	1.98%	2013
TUI Portfolio Acquisition facility	407,804	370,383	1.81%	2015
TUI Portfolio Subordinated debt	61,921	63,317	20.00%	2015
Engine Acquisition facility	53,300	52,762	1.98%	2013
Japanese operating lease financings	91,095	86,059	0.90%	2015
Commercial bank debt	124,358	132,426	2.97%	2019
Natixis Bond Facility	—	5,890	0.49%	2011
Capital lease obligations under defeasance structures	126,301	130,663	5.38%	2010

	$3,790,487	$4,846,664

(1)
As of December 31, 2009, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

(2)
The weighted average interest rate in the table above includes the impact of derivative instruments which we hold to hedge our exposure to interest rates.

        Aggregate maturities of debt and capital lease obligations during the next five years and thereafter are as follows:

Debt maturing
2010	$1,014,115
2011	528,105
2012	897,048
2013	431,932
2014	690,354
Thereafter	1,285,110

$4,846,664

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        ECA credit facilities—A320 financings—In April 2003, we entered into an $840,000 export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1,215,000 for a further three years. In December 2008, the export credit facility was further amended to cover an additional one aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the ECA Facility are such that the ECA only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month LIBOR ranges from 0.12% to 0.90%. We are obligated to repay principal on ECA loans over a 10 or 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        At December 31, 2009, we had financed 18 aircraft under the ECA Facility. The net book value of aircraft pledged to the ECA under the ECA Facility and the previous ECA loans was $623,918 at December 31, 2009.

        ECA credit facilities—A330 financings—In December 2008, we entered into a $1.41 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The margin over three-month LIBOR ranges from 0.35% to 0.80% for the first four export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis. We are obligated to repay principal on ECA loans over a 10 or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2008 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        At December 31, 2009, we had financed nine aircraft under the ECA Facility. The net book value of aircraft pledged to the ECA under the A330 ECA Facility was $741,077 at December 31, 2009.

        ECA credit facilities—AerVenture A320 financings—In December 2008, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The interest rate for the aircraft financed as of December 31, 2009, is 4.55%. We are obligated to repay principal on ECA loans over a 10 or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2009 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        At December 31, 2009, we had financed one aircraft under the ECA Facility.

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

        At December 31, 2009, we had financed 11 aircraft under the UBS revolving credit facility. The net book value of aircraft pledged to lenders under the credit facility was $418,894 at December 31, 2009.

        JOL Financings—In 2004 we entered into several Japanese operating lease ("JOL") finance structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. The interest rate on the subordinated loans is fixed and the interest rate on the senior loans are variable based on three- and six-month LIBOR with spreads ranging from 0.25% to 1.35%. The security structures of the JOL financings require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the JOL financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the respective financing. The obligations of each of our aircraft-owning subsidiaries under the JOL financings are guaranteed by us. All loans under the JOL financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. At December 31, 2009, we had financed three aircraft under JOL structures. The net book value of aircraft pledged to JOL financings was $79,450 at December 31, 2009.

        A320 and A330 Pre-delivery Payment Facility—In January 2006, AerVenture signed a purchase agreement for the purchase of up to 70 aircraft from Airbus. As of December 31, 2009, there are 30 aircraft remaining to be delivered to AerVenture and are scheduled for delivery up to November 2013. In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. As of December 31, 2009, 11 of the aircraft had been delivered and the remaining aircraft are scheduled to be delivered prior to the end of 2012. In connection with the scheduled delivery of these A320 and A330 aircraft, the following facilities have been entered into to finance a portion of these required payments to Airbus:

  •
  AerVenture entered into a facility agreement in April 2008 with HSH Nordbank AG to finance a portion of the required pre-delivery payments to Airbus in an amount up to $269.2 million relating to 37 A320 family aircraft. As of December 31, 2009, there were 26 aircraft remaining to be delivered under this facility up to May 2011;

  •
  AerCap Ireland entered into entered into a facility in April 2008 with a syndicate of banks, arranged by Citigroup Global Markets Limited to finance up to $68.4 million of the pre-delivery payments to Airbus relating to three A330 aircraft. As of December 31, 2009, there were two aircraft remaining to be delivered under this facility up to April 2010;

  •
  AerCap Ireland entered into a facility in February 2009 with a European financial institution to finance the pre-delivery payments to Airbus in an amount up to $86.3 million relating to three

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

    A330 aircraft. As of December 31, 2009, all three aircraft were remaining to be delivered under this facility up to May 2010;

  •
  In connection with the scheduled delivery of ten A330 aircraft between October 2009 and May 2012, AerCap Ireland Limited entered into a Euro facility in June 2009 with HSH Nordbank AG to finance up to the Euro equivalent of $221.2 million of the pre-delivery payments to Airbus. As of December 31, 2009, pre-delivery payments relating to five aircraft were financed in this facility;

  •
  In connection with the scheduled delivery of one further A330 aircraft in September 2010, AerCap Ireland Limited entered into a US dollar facility in March 2009 with HSH Nordbank AG to finance up to $20.1 million of the pre-delivery payments to Airbus. As of December 31, 2009, pre-delivery payments relating to one aircraft was financed in this facility;

  •
  In connection with the scheduled delivery of four A330 aircraft during 2010 and 2011, AerCap Ireland Limited entered into two facilities in November 2009 with China Development Bank Corporation to finance and refinance up to $86.1 million of the pre-delivery payments made or to be made to Airbus. As of December 31, 2009, pre-delivery payments relating to four aircraft were financed in this facility.

        Borrowings under each of the facilities bear floating rate interest and margins as set out in the table below. The aggregate principal amount of the loans outstanding under the Pre-delivery payment facilities was $404.6 million as of December 31, 2009.

	Number of aircraft	Amount outstanding at December 31, 2009	Interest rates
		(US dollars in thousands)
AerVenture A320 HSH Nordbank AG Facility	26	$173,564	One month LIBOR plus 1.20%
AerCap Ireland A330 Citigroup Facility	2	45,629	One month LIBOR plus 1.00%
AerCap Ireland A330 European financial institution facility	3	83,459	One month LIBOR plus 1.20%
AerCap Ireland A330 US Dollar facility	1	15,131	One month LIBOR plus 4.00%
AerCap Ireland A330 Euro facility	5	30,797	One month EURIBOR plus 5.50%
AerCap Ireland A330 China Development Bank Facility	4	55,982	Three month LIBOR plus 3.30%

Total		$404,562

        Borrowings under each of the pre-delivery payment facilities may be prepaid (subject to minimum payment and notice provisions) without penalty, except for break funding costs if payment is made on a day other than an interest payment date. The maturity date of the each Pre-delivery payment facility will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b) the Maturity Date. Borrowings under the pre-delivery payment facilities are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the A320 and A330

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

aircraft covered by each facility, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered. The facilities contain customary covenants for secured pre-delivery payment financings.

        In connection with the Euro facility entered into with HSH Nordbank AG, the continued availability of this financing under the Facility Agreement dated June 30, 2009, between AerCap as Borrower and HSH as Lender, Agent and Security Trustee was contractually conditioned on AerCap Ireland Limited or an affiliate acquiring one Boeing 747-400 ERF aircraft or another solution acceptable to HSH on or before March 31, 2010. Under this agreement, the failure to make such a purchase or reach another acceptable solution, accelerates the final repayment date to May 31, 2010. AerCap did not and does not expect to purchase the aircraft. AerCap does not, however, expect to be obliged to repay all amounts outstanding on May 31, 2010. AerCap expects the repayment of the debt will follow the original anticipated repayment schedule which is at the time of each aircraft delivery.

        ALS Securitisation I Debt—Aircraft Lease Securitisation Limited ("ALS I") is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS I is owned 95.1% by Jersey charitable trusts and 4.9% by AerCap Ireland and is a consolidated subsidiary. ALS I was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On May 8, 2007, we completed a refinancing of ALS I with the issuance of $1.66 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding ALS I debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS I's aircraft portfolio size to 70 aircraft. As a result of the refinancing, in 2007, we recorded additional interest expense of $27,402 related to the write-off of unamortized debt issuance costs. Since the refinancing, ALS I has sold 8 aircraft, resulting in an aircraft portfolio size of 62 aircraft at December 31, 2009.

        The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements. The net book value of the remaining 62 aircraft pledged as collateral for the securitization debt was $1,282,684 at December 31, 2009.

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

        The advances made by the commitment holders will be applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture Limited (our consolidated joint venture). The first aircraft delivery to ALS II occured in May 2009. The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture Limited between 2007 and 2011. The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of ALS II. The final maturity date of the notes will be June 26, 2032.

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

        At December 31, 2009 22 aircraft were financed in ALS II. The net book value of 22 aircraft pledged as collateral for the securitization debt was $820,555 at December 31, 2009.

        AeroTurbine Revolving Loan Facility—In connection with the prepayment of the existing senior and subordinated debt with Crédit Agricole with the proceeds of our initial public offering, we amended and restated our AeroTurbine credit facilities and increased the capacity under the revolving loan facility to $220,000. On December 19, 2007, the facility size was increased to $328,000 including the addition of a letter of credit facility in the amount of $10,000 (which amount is included in the total commitment of $328,000). Borrowings under the revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries. The revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to incur additional indebtedness; create liens on assets, including assets financed with proceeds from the revolving loan facility; make advances, loans, extensions of credit, guarantees, capital contributions or other investments; engage in mergers or consolidations; engage in certain sale-leaseback transactions; change the business conducted by AeroTurbine and its subsidiaries; and make certain capital expenditures. Additionally, the revolving loan facility includes a restriction in AeroTurbine's ability to declare or pay dividends or other asset distributions to other group companies above a certain defined threshold. The revolving loan facility also requires AeroTurbine to maintain

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

certain minimum debt-to-earnings and earnings-to-expenses ratios. All of AeroTurbine's tangible assets of approximately $590,772 at December 31, 2009 are pledged as collateral for the revolving loan facility.

        Crédit Agricole Aircraft Acquisition Facility—In connection with the purchase of a portfolio of up to 25 aircraft from GATX, our consolidated subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248,000 with Crédit Agricole and certain other financial institutions. On December 20, 2007, the original facility was amended and supplemented to allow for an additional senior facility in an aggregate amount of up to $150,000 to be provided by Crédit Agricole and certain other financial institutions. This additional facility is available to finance a percentage (calculated by reference to relevant aircraft types and lease status) of the purchase price of a variety of specified aircraft makes and models. Borrowings under the additional facility can be used to finance the lesser of 85% of the purchase price and up to 72.5% of the appraised value of the aircraft. Borrowings under the senior facility are secured by mortgages on the aircraft and security interests in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests. The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities. At December 31, 2009, we had financed 19 aircraft under the original loan facility. The net book value of the aircraft pledged to lenders under the loan facility was $185,177 at December 31, 2009.

        TUI Portfolio Acquisition Facility—In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale and leaseback transaction pursuant to which it agreed to purchase 11 Boeing B737-800, six Boeing B757-200 and two Boeing B767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI. To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing B737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners must repay the lenders for the amounts drawn on the senior facility in monthly installments starting on July 1, 2008 and the first day of each month thereafter (each a repayment date). The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2009 was $370.4million. Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2010 and 2.00% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date. Borrowings under the AerCap Partners facilities may be prepaid without penalty, except for break funding costs if payment is made on

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

a day other than a repayment date. The maturity date of the senior facility will be, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012. If AerCap Partners 1 Limited is the owner of the aircraft on the relevant put option date relating to one of the 19 aircraft (April 1, 2015 in respect of the B737-800 aircraft and April 1, 2012 in respect of each other aircraft) and amounts under the facility remain outstanding with respect to that aircraft on that put option date, Crédit Agricole can require AerCap Holdings N.V. (i) to purchase that aircraft, (ii) to purchase that aircraft and the shares of the relevant lessor of that aircraft or (iii) to purchase the beneficial interest that AerCap Partners 1 Limited has in that aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners by Royal Bank of Scotland plc. The senior facility contains customary covenants for secured financings through special purpose companies. AerCap Partners also covenants in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%. The net book value of aircraft pledged to lenders under the credit facility was $484,226 at December 31, 2009.

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

        AerCap Engine Leasing Limited Credit Agreement—On June 25, 2008, AerCap Engine Leasing Limited, a wholly owned subsidiary, entered into a credit agreement with Citibank, N.A. and certain other financial institutions to finance the acquisition of aircraft engines. Pursuant to this agreement, the total commitment of the credit agreement was $100.0 million. The borrowing period is two years from June 25, 2008 after which the loan converts to a term loan. The aggregate principal amount of the loans outstanding under AerCap Engine Leasing Limited was $52.8 million as of December 31, 2009. Under the Citibank credit agreement, AerCap Engines can borrow loans based on LIBOR plus 1.725% up to the total commitment. The maturity date of the Citibank credit agreement is June 25, 2010. AerCap Engine Leasing Limited has elected to extend the maturity date by an additional three years (the "Extension Term") to June 25, 2013, subject to certain conditions, including but not limited to AerCap Engine Leasing Limited posting cash collateral in an amount equal to 2.5% of the then aggregate outstanding principal amount of the loans. Borrowings under the Citibank credit agreement are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AerCap Engine Leasing Limited and its subsidiaries, as well as by all assets of AerCap Engine Leasing Limited and its subsidiaries.

        Commercial Bank Debt—We have entered into various commercial bank financings to fund the purchase of individual or small groups of aircraft. The financings mature at various dates through 2019. The interest rates are a mix of one-, three- and six-month LIBOR-based with spreads ranging from 0.95% to 1.50%. The financings are secured by a pledge of the shares of the subsidiaries owning the related aircraft and a guarantee from us. Most of our commercial bank debt contain affirmative covenants customary for secured financings, such as the regular provision of financial information and disclosure of material events affecting us, among others. At December 31, 2009, we had financed 5 aircraft under commercial bank financings. The net book value of the aircraft pledged to commercial bank financings was $166,885 at December 31, 2009.

        Capital Lease Obligations—We are obligated under capital lease agreements involving three aircraft that originated from sale-leaseback transactions. Our obligations under these capital leases are defeased through interest bearing receivables held by the lenders to the sale-leaseback structures. We have also placed additional commercial debt financing of $58,819 at December 31, 2009 on these three aircraft. The net book value at December 31, 2009 of the three aircraft securing the capital lease obligations was $104,885, which is also included in the net book value of aircraft securing commercial bank debt above. Depreciation of $5,198, $5,198 and $5,246 have been charged on these assets during the years ended December 31, 2007, 2008 and 2009. The future minimum lease payments under the capital leases, together with the scheduled return of principal amounts in related defeased structures will expire in 2010.

        At December 31, 2009, we had available collateralized credit facilities of $3.1 billion and an on-demand overdraft facility of $10 million, which were undrawn.

        A total amount of capitalized interest of $10,348, $13,582 and $23,001 reduced interest expense in respect of the prepayments on flight equipment (Note 7) for the years ended December 31, 2007, 2008 and 2009, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

15. Accrual for onerous contracts

        Accrual for onerous contracts relates to lease-in, lease-out transactions. At December 31, 2009, we leased-in four aircraft from two different lessors under operating head leases that mature between 2010 and 2013. At December 31, 2009, we had entered into sublease agreements with several different customers covering these same aircraft. For all four aircraft, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value as a result of purchase accounting.

        We have established a liability equal to the difference between the present value of head lease expenses and the present value of sublease revenue, discounted at appropriate discount rates. The amount of this liability amortizes to income monthly on a constant yield basis as we meet our obligations under the head leases.

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases at December 31, 2009:

	Head lease payments	Sublease receipts
2010	$21,767	$12,660
2011	21,026	12,660
2012	10,641	7,860
2013	—	555
Thereafter	—	—

	$53,434	$33,735

        As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

        During 2007, we purchased five aircraft and in 2008 we purchased another two aircraft, which were all previously subject to head leases, and terminated the related head leases. The purchase consideration represented a discount of $16,033 and $3,145 in 2007 and 2008, respectively, to the carrying value of the related onerous contract accrual. In accordance with ASC 840, the amount of the discount has been applied to reduce the net book value of the related aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes

        We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2007	2008	2009
Deferred tax expense (benefit)
The Netherlands	$1,903	$1,995	$(15,959)
Ireland	9,824	7,113	20,711
United States of America	(3,832)	(10,121)	(2,503)
Sweden	(463)	370	171
Other	—	—	(47)

	7,432	(643)	2,373
Current tax expense (benefit)
United States of America	9,191	212	1,521
The Netherlands	8,500	—	—

	17,691	212	1,521

Income tax expense (benefit)	$25,123	$(431)	$3,894

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2007	2008	2009
Income tax expense at statutory income tax rate	$54,167	$35,825	$53,618
Valuation allowance	2,550	—	14,746
Income arising from non taxable items (permanent differences)	—	—	(14,112)
Tax on global activities	(31,594)	(36,256)	(50,358)

	(29,044)	(36,256)	(49,724)

Actual income tax expense (benefit)	$25,123	$(431)	$3,894

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The following table summarizes our global tax activities into each specific tax jurisdiction for the year ended December 31, 2009:

	Year ended December 31,
	2009	Tax rate	Variance to 25.5% statutory tax rate	Tax variance as a result of global activities
Tax jurisdiction
The Netherlands	$(119,080)	25.5%	0.0%	$—
Ireland	162,520	12.5%	(13.0)%	(21,129)
United States of America	(2,612)	37.3%	11.8%	(308)
Sweden	912	19.0%	(6.5)%	(59)
Isle of Man	113,185	0.0%	(25.5)%	(28,862)

	$154,925			$(50,358)

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

        The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2008 and 2009.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

	December 31, 2009
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(14,943)	$23,169	$24,561	$—
Share-based compensation	651	—	(1,041)	—
Inventory	—	—	(3,106)	—
Intangibles	—	—	5,532	—
Lessee receivables	—	—	(1,001)	—
Loss-making contracts	—	—	(3,958)	—
Interest expense	—	—	(8,843)	—
Accrued maintenance liability	(3,892)	12,405	(2,705)	—
Obligations under capital leases and debt obligations	—	(6,869)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(42,049)	(44,070)	(14,813)	(7,745)
Other	(3,668)	580	(3,089)	—
Valuation allowance on tax assets	17,296	—	—	—

Net deferred tax (asset) liability	$(46,605)	$(17,285)	$(8,463)	$(7,745)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2007	2008	2009
Valuation allowance at beginning of period	$—	$2,550	$2,550
Increase of allowance to income tax provision	2,550	—	14,746

Valuation allowance at end of period	$2,550	$2,550	$17,296

        We adopted ASC 740 on January 1, 2007. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain income tax positions. The adoption of ASC 740 did not have a material impact on our consolidated financial statements. Following is a roll forward of unrecognized tax benefits during the year ended December 31, 2007:

Unrecognized Tax Benefits
At January 1, 2007	$7,063
Tax benefits recognized in settlement agreement	(7,063)

At December 31, 2007	$—

        We did not have any unrecognized tax benefits at December 31, 2008 and December 31, 2009.

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2006 forward, in Ireland from 2005 forward,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

in Sweden from 2004 forward and in the United States from 2006 forward. None of our tax returns are currently subject to examination.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. During 2009, we did not incur any interest on tax payments. There was no accrued interest or accrued penalties on tax payments at either January 1, 2009 or December 31, 2009.

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

Ireland

        Our aircraft owning and principal operating Irish resident subsidiaries enjoyed the benefit of a 10% rate of corporate tax on qualifying trading activities until December 31, 2005. After December 2005, the enacted tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses carryforward at December 31, 2009 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are able to deduct accelerated aircraft depreciation for tax purposes and offset net taxable income and loss within our Irish tax group of companies within a given tax year. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets at December 31, 2009.

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

        Beginning with the tax year ending December 31, 2006, we file a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine. The blended federal and state tax rate applicable to our consolidated U.S. group is 37.3% for the year ended December 31, 2009.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

Sweden

        The Swedish entities have significant losses carryforward at December 31, 2009, which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish current tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance at December 31, 2009.

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

        As of December 31, 2009, our authorized share capital consists of 200,000,000 common shares with a par value of €0.01 with 85,036,957 issued and outstanding.

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

        We apply the provisions of ASC 718 in accounting for the Cerberus Funds Equity Grants. In addition to formal vesting restrictions, the terms of the Cerberus Funds Equity Grants contained provisions which allowed the Cerberus Funds to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Cerberus Fund Equity Grants signed a Share Agreement in connection with our initial public offering which gives each of them the right to exchange their Cerberus Fund shares or share options for our shares or options on our shares directly with the Cerberus Funds and which limited the repurchase right of the Cerberus Funds to the period prior to November 27, 2008. The exchange right is exercisable as of November 27, 2008 and is valid for a period of three years from that date. As of November 27, 2008, the participants are no longer restricted from selling their vested interests in our shares and the Cerberus Funds' rights to repurchase restricted shares or shares obtained through the exercise of options upon certain employment termination rights has lapsed. All share options granted under the Cerberus Funds Equity Plan are exercisable for a period of ten years from the date of issuance.

        Since all of the Cerberus Fund Equity Grants issued are shares or share options in the Cerberus Funds and since the right of the holders of the Cerberus Funds Equity Grants to exchange their shares in the Cerberus Funds for our shares starting November 27, 2008 is not directly with us, the existence of the restricted share and share options is not dilutive to our share ownership.

        The fair values of all shares and share options issued with a zero strike price (all of which were issued prior to our initial public offering in 2006), were calculated on their respective grant dates based on the value of our underlying shares at the time of our initial public offering. To this value, a discount for lack of marketability was applied to reflect the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge. In accordance with ASC 718, the amount of compensation expense recognized for restricted shares is derived with reference to the excess of fair market value of the shares at the date of grant over the price paid, if any. The restricted shares granted to the Cerberus employee are subject to mark-to-market valuations at each reporting period.

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

        A summary of activity during the years ended December 31, 2007, 2008 and 2009 for all issuances under the Cerberus Funds Equity Plan is set forth below. Because the number of shares and share options under the Cerberus Funds Equity Plan are shares and share options of the Cerberus Funds, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Cerberus Funds shares.

Number of Restricted Shares/Options
Beginning outstanding January 1, 2007	10,424,652
Shares/options redeemed	(3,226,064)

Ending outstanding December 31, 2007	7,198,588
Beginning outstanding January 1, 2008	7,198,588
Exercises and exchanges of Cerberus Funds shares/options for direct holdings of AerCap shares	(4,741,490)

Ending outstanding December 31, 2008	2,457,098
Beginning outstanding January 1, 2009	2,457,098
Forfeitures	(245,738)

Ending outstanding December 31, 2009	2,211,360
Exercisable, December 31, 2009	2,211,360
Share-based compensation expense for the year ended December 31, 2009	$347

        There are no remaining share options which are still subject to future vesting criteria.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

        The terms and conditions of NV Equity Grants, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each NV Equity Grant is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive stock options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options. To date we have granted 3,200,000 share options under the NV Equity Plan to certain of our employees. Note that so far no NV Equity Grants have been granted to Directors or other participants under the NV Equity Plan.

        Following is a summary of issuances to-date under the NV Equity Plan:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2007	—	—
Options issued during year	2,400,000	$24.63

Options outstanding at December 31, 2007	2,400,000	$24.63
Options exercisable at December 31, 2007	—	NA
Options outstanding at January 1, 2008	2,400,000	$24.63
Forfeitures	(312,500)	NA
Options issued during year	800,000	$4.46

Options outstanding at December 31, 2008	2,887,500	NA
Options outstanding at January 1, 2009	2,887,500	NA
Forfeitures	(312,500)	NA

Options outstanding at December 31, 2009	2,575,000	NA

        The weighted average remaining contractual term of the 2.6 million options outstanding at December 31, 2009 is 8.1 years. The weighted average grant date fair value for options issued in 2007 is $7.19 per option and is $1.52 per option for options issued in 2008. Total stock-based compensation recognized for the above options was $960, $3,284 and $3,563 for the years ending December 31, 2007, 2008 and 2009, respectively. In light of the difficult economic environment prevailing at the end of 2008, the Nomination and Compensation Committee adjusted the performance criteria for the performance tranches relating to fiscal years 2009, 2010 and 2011. This change has been accounted for as a modification to the NV Equity Plan with respect to the performance-based options for those years and the weighted average fair values above for issuances which include the tranches subject to the modification include the fair values as of the date of modification. For both the original and modified award, vesting criteria were not probable of being met at the time of the modification, therefore in accordance with ASC 718, no additional expense was recognized as a result of the modification.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to NV Equity Grants of approximately $3.6 million during 2010 and $2.7 million during 2011.

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

        The following sets forth significant information from our reportable segments:

	Year ended December 31, 2007
	Aircraft	Engines and parts	Total
Revenues from external customers	$979,998	$196,523	$1,176,521
Segment profit (loss)	177,760	10,693	188,453
Segment assets	3,970,348	423,879	4,394,227
Depreciation	130,534	10,579	141,113

	Year ended December 31, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$1,069,836	$186,416	$1,256,252
Segment profit (loss)	154,316	(2,510)	151,806
Segment assets	4,915,549	495,277	5,410,826
Depreciation	155,919	13,473	169,392

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Segment information (Continued)

	Year ended December 31, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$780,353	$222,914	$1,003,267
Segment profit (loss)	158,394	6,772	165,166
Segment assets	6,271,216	498,285	6,769,501
Depreciation	205,048	15,948	220,996

Geographical Information

        The distribution of our lease revenue by geographic regions is as follows for the periods indicated:

	Year ended December 31,
	2007	2008	2009
Europe	39%	42%	50%
Asia/Pacific	33%	28%	25%
Latin America	10%	10%	6%
North America and Caribbean	17%	18%	14%
Africa/Middle East	1%	2%	5%

	100%	100%	100%

        One lessee accounted for more than 10% of lease revenue in the year ended December 31, 2009. Sales revenue is comprised of 46% from our aircraft segment and 54% from our engine and parts segment. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because amounts are less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

        The following table indicates the percentage of long-lived assets (flight equipment and intangible assets) that are leased to or associated with customers in the indicated regions as of December 31, 2008 and December 31, 2009:

	2008	2009
Europe	56%	55%
Asia/Pacific	23%	24%
Latin America	8%	5%
North America and Caribbean	11%	9%
Africa/Middle East	2%	7%

	100%	100%

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

20. Selling, general and administrative expenses

        We had 402, 382 and 345 persons in employment as at December 31, 2007, 2008 and 2009, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2007		2008		2009
Personnel expenses(a)	$65,210	(a)	$73,493	(a)(b)	$64,201	(a)
Travel expenses	6,551		9,059		7,090
Professional services	23,454		21,588		15,808
Office expenses	8,716		9,911		9,243
Directors expenses	2,956		3,473		3,382
Other expenses	9,441		10,744		16,477

	$116,328		$128,268		$116,201

(a)
Includes share-based compensation of $10,916, $7,538 and $3,910 in the years ended December 31, 2007, 2008 and 2009, respectively

(b)
Personnel expenses includes severance payments of $2.9 million

21. Other expenses

        Our other expenses of $3.0 million in the year ended December 31, 2009, reflect an accrual for the costs incurred by the Company in connection with the proposed all share Amalgamation between AerCap Holdings N.V. and Genesis Lease Limited.

22. Asset impairment

        Asset impairment include the following expenses:

	2008	2009
Flight equipment	$7,278	$32,574
Inventory parts	11,511	—

	$18,789	$32,574

        Our long-lived assets, excluding goodwill, include: flight equipment, inventory and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        As a result of the global recession and financial crisis, we performed impairment analysis of our long-lived assets during the year 2009 and as of December 31, 2009. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to the current global recession and financial crisis. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

        In the year ended December 31, 2009, we recognized an impairment of $32.6 million. The impairment primarily related to ten older A320 aircraft and for six of the ten aircraft the impairment was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees. These

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

22. Asset impairment (Continued)

end-of-lease payments were recorded as lease revenue during 2009. The impairment on the remaining four A320 aircraft was triggered, as described above, by our impairment assessment as of December 31, 2009. Our impairment analysis did not reveal impairments on our finite-lived intangible assets.

        As of December 31, 2009 we owned 180 aircraft of which 53 were older than 15 years. The 53 aircraft had a net book value of $452.4 million which represented 8.6% of our total flight equipment held for operating lease. The undiscounted cash flows of the 53 aircraft older than 15 years were estimated at $562.4 million, which represents 24% excess above net carrying value. As of December 31, 2009 four of the 53 aircraft did not pass the recoverability test, and a corresponding impairment of $9.2 million was recognized for these four aircraft. The remaining 49 aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 6% and 126%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. For the impairment assessment performed as of December 31, 2009, the key assumptions were reduced as compared to our historical results in order to stress test our impairment assessment and reflect the observed weakness in the current global economic environment.

        Given the current macro economic environment and the uncertainties regarding the potential impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the long-lived asset impairment tests will prove to be accurate predictions of the future. A further deterioration in the global economic environment and a further decrease of appraised values will have a negative effect on the undiscounted cash flow, which might then trigger impairment on some of the 53 aircraft which are older than 15 years.

23. Earnings per common share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 18, there are 2.6 million share options outstanding under the NV Equity Plan, however the diluted earnings per common share is not different from the basic earnings per common share. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Net income for the computation of basic and diluted earnings per share	$188,453	$151,806	$165,166
Weighted average common shares outstanding	85,036,957	85,036,957	85,036,957

Basic and diluted earnings per common share	$2.22	$1.79	$1.94

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

24. Related party transactions

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.8 million as a guarantee fee and for these management services during 2009. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million, $0.8 million, $1.7 million and $0.4 million for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $2.4 million, $2.4 million, $5.2 million, $4.8 million, $4.6 million and $4.6 million for the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the years ended December 31, 2006, 2007, 2008 and 2009, respectively.

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

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are and or were also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

24. Related party transactions (Continued)

leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in March 2010. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2009, we had drawn and there remained outstanding $284.0 million of the class A loans and $59.2 million of the class B loans.

        In 2008, we acquired one A320-200, two Boeing 737s, Boeing 757 and six MD80s from EntreCap, an entity controlled by Cerberus. The purchase price of these aircraft was approximately $67 million.

25. Commitments and contingencies

Property and other rental commitments

        We have entered into property rental commitments with third parties and have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2010	$5,162
2011	4,617
2012	3,829
2013	2,933
2014	801
Thereafter	9,207

$26,549

Legal proceedings

  VASP litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Commitments and contingencies (Continued)

in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the Federal Supreme Court. In September 2009 the Federal Supreme Court of Justice presiding over the case ordered an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommends that the extraordinary appeal should be accepted for trial and that the case would be subjected to a new judgment, before the Superior Court of Justice. The Federal Supreme Court is not bound by the opinion of the Attorney General. However, our external legal counsel informed us that it would be normal practice to take this opinion into consideration. There are no assurances though whether the Federal Supreme court would rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the Superior Court of Justice would be.

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

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations where the leases were governed by English law. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP has applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of it's assets in Brazil. We have opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications. In September 2008 the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP has appealed this decision. In December 2008, we filed with the English court an application for default judgment for loss of profits plus accrued interest under seven lease agreements. On March 16, 2009 we obtained a default judgment in which we have been awarded a claim of approximately $40.0 million for loss of profit plus accrued interest under seven lease agreements. In order to obtain this award, we will need to begin enforcement proceedings in Brazil against VASP, which is currently in bankruptcy. We cannot assure you as to the outcome of this claim.

        In addition to the claim in the English courts we have also commenced proceedings in the Irish courts against VASP based on the damages we incurred as a result of the default of VASP under nine lease obligations where the leases were governed by Irish law. The Irish courts have granted an order for service of process, however VASP is currently opposing this service of process in Brazil.

        Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provision for this litigation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements

        In September 2006, the FASB issued ASC 820, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

        Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management's own estimates and are calculated based upon the Company's pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

        The Company adopted ASC 820 for all financial assets and liabilities and non-financial assets required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of ASC 820 for financial instruments which are periodically measured at fair value did not have a material effect on the Company's results of operations or financial position.

        Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

        The three broad levels defined by the ASC 820 hierarchy are as follows:

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

        The following table summarizes our financial assets and liabilities as of December 31, 2009 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	December 31, 2009	Level 1	Level 2	Level 3
Cash and cash equivalents	$182,617	$182,617	$—	$—
Restricted cash	140,746	140,746	—	—
Derivative assets	44,866	—	44,866	—
Derivative liabilities	(7,801)	—	(7,801)	—

	$360,428	$323,363	$37,065	$—

        Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

        We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company's assumptions as to future cash proceeds from leasing and selling aircraft. In the year ended December 31, 2009, we recognized an impairment of $32.6 million. The impairment primarily related to ten older A320 aircraft and for six of the ten aircraft the impairment was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees. These end-of-lease payments were recorded as lease revenue during 2009.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

        The carrying amounts and fair values of our financial instruments at December 31, 2008 and 2009 are as follows:

	December 31, 2008		December 31, 2009
	Book value	Fair value	Book value	Fair value
Assets
Notes receivable	$134,067	$134,067	$138,488	$138,488
Restricted cash	113,397	113,397	140,746	140,746
Derivative assets	19,352	19,352	44,866	44,866
Cash and cash equivalents	193,563	193,563	182,617	182,617

	$460,379	$460,379	$506,717	$506,717

Liabilities
Debt	$3,790,487	$3,272,865	$4,846,664	$4,360,128
Derivative liabilities	12,378	12,378	7,801	7,801
Guarantees	3,219	3,219	2,342	2,342

	$3,806,084	$3,288,462	$4,856,807	$4,370,271

27. Recent Accounting Pronouncements

ASC 105

        In June 2009, the FASB issued ASC 105 Generally Accepted Accounting Principles. The FASB Accounting Standards Codification ("ASC") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. The ASC is effective for interim and annual periods ending after September 15, 2009. ASC 105 brings together in one place all authoritative GAAP previously held at different levels of GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted the ASC during the third quarter of 2009. As a result, all references to prior accounting and reporting standards which have been superseded by the ASC have been changed to reflect the new reference within the ASC. The ASC does not replace or alter guidance issued by the SEC or its staff for public companies in their filings with the SEC. The adoption of ASC 105 did not have a significant impact on our financial position or result of operations.

ASC 320

        In April 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to ASC 320 Investments-Debt and Equity Securities, which provides additional guidance for the other-than-temporary impairment for debt securities and expands the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The effective date is for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of this ASC did not have an impact on our financial position or results of operation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

27. Recent Accounting Pronouncements (Continued)

ASC 820 and 825

        In April 2009, the FASB provided new guidance in ASC 820 Fair Value Measurements and Disclosures for estimating fair value, when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. In August 2009, the FASB issued an amendment ASU 2009-05 to ASC 820 for estimating fair value of liabilities in the circumstances where a quoted price in an active market for the identical liability is not available. ASC 825 Financial Instruments, also effective starting from the second quarter of 2009, requires extensive additional fair value disclosures for interim and annual reports. The adoption of these ASCs did not have an impact on our consolidated financial statements.

ASC 855

        In May 2009, the FASB issued ASC 855 Subsequent Events. ASC 855 addresses accounting and disclosure requirements related to subsequent events. ASC 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company's expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of ASC 855 did not have a significant impact on our financial position or results of operation.

ASC 810

        In June 2009, the FASB issued an amendment to consolidation standards ASC 810. It amends the consolidation analysis with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity, and improves financial reporting by enterprises involved with VIEs. This standard is effective for interim and annual periods beginning on January 1, 2010 for us. Earlier application is prohibited. We are assessing the effect the adoption of this standard will have on our financial position or results of operation.

28. Subsequent events

        No subsequent events have occurred as of March 15, 2010.