Form 20-F
period 2010-12-31
AerCap Holdings N.V.
filed 2011-03-23
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
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

Ordinary Shares, Euro 0.01 par value	149,232,426

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected financial data.

        The following table presents AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with US GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects".

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. This acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.), in connection with our acquisition by funds and accounts affiliated with Cerberus Capital Management, L.P., or the Cerberus Funds (referred to herein as the 2005 Acquisition). The financial information presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report. The financial information presented includes the results of AeroTurbine from the date of its acquisition on April 26, 2006, referred to herein as the AeroTurbine Acquisition and also includes the results of Genesis Lease Limited ("Genesis") from the date of its acquisition March 25, 2010, referred to herein as the Genesis Transaction.

 Consolidated Income Statement Data:

	Year ended December 31,
	2006(1)	2007	2008	2009	2010(3)
	(In thousands, except share and per share amounts)
Revenues
Lease revenue	$443,925	$554,226	$605,253	$650,604	$960,811
Sales revenue	301,405	558,263	616,554	324,781	850,034
Management fee revenue	14,072	14,343	11,749	12,074	11,815
Interest revenue	34,681	29,742	18,515	10,105	4,269
Other revenue	20,336	19,947	4,181	5,703	7,532

Total revenues	814,419	1,176,521	1,256,252	1,003,267	1,834,461
Expenses
Depreciation	102,387	141,113	169,392	220,996	333,753
Cost of goods sold	220,277	432,143	506,312	248,897	785,322
Interest on debt	166,219	234,770	219,172	92,152	240,258
Asset impairment	—	—	18,789	32,574	14,437
Other expenses	46,523	39,746	73,827	82,182	81,601
Selling, general and administrative expenses(2)	149,364	116,328	128,268	116,201	120,228

Total expenses	684,770	964,100	1,115,760	793,002	1,575,599
Income from continuing operations before income taxes	129,649	212,421	140,492	210,265	258,862
Provision for income taxes	(21,246)	(25,123)	431	(3,894)	(22,316)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	—	—	—	274

Net income	$108,403	$187,298	$140,923	$206,371	236,820
Net loss (income) attributable to non-controlling interest, net of tax	588	1,155	10,883	(41,205)	(29,247)
Net income attributable to AerCap Holdings N.V.	$108,991	$188,453	$151,806	$165,166	$207,573

Earnings per share, basic and diluted	$1.38	$2.22	$1.79	$1.94	$1.81
Weighted average shares outstanding, basic and diluted	78,982,162	85,036,957	85,036,957	85,036,957	114,952,639

(1)
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to December 31, 2006.

(2)
Includes share based compensation of $78.6 million ($69.1 million, net of tax), mainly related to restricted shares granted in connection with the AeroTurbine Acquisition, $10.9 million ($9.5 million, net of tax), $7.5 million ($6.4 million, net of tax), $3.9 million ($3.2 million, net of tax) and $3.4 million ($2.8 million, net of tax) in the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(3)
Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010.

 Consolidated Balance Sheets Data:

	As of December 31,
	2006	2007	2008	2009	2010
	(US dollars in thousands)
Assets
Cash and cash equivalents	$131,201	$241,736	$193,563	$182,617	$404,450
Restricted cash	112,277	95,072	113,397	140,746	222,464
Flight equipment held for operating leases, net	2,966,779	3,050,160	3,989,629	5,230,437	8,061,260
Notes receivable, net of provisions	167,451	184,820	134,067	138,488	15,497
Prepayments on flight equipment	166,630	247,839	448,945	527,666	199,417
Other assets	373,698	574,600	531,225	549,547	697,519

Total assets	$3,918,036	$4,394,227	$5,410,826	$6,769,501	$9,600,607

Debt	2,555,139	2,892,744	3,790,487	4,846,664	6,566,163
Other liabilities	579,956	520,328	494,284	509,505	817,047

Total liabilities	3,135,095	3,413,072	4,284,771	5,356,169	7,383,210
AerCap Holdings N.V. shareholders' equity	751,004	950,373	1,109,037	1,258,009	2,211,350
Non-controlling interest	31,937	30,782	17,018	155,323	6,047

Total equity	782,941	981,155	1,126,055	1,413,332	2,217,397

Total liabilities and equity	$3,918,036	$4,394,227	$5,410,826	$6,769,501	9,600,607

RISK FACTORS

Risks Related to Our Business

We require significant capital to fund our obligations under our forward purchase commitments.

        As of December 31, 2010, we had seven new A320 family aircraft, 12 new A330 wide-body aircraft and ten new Boeing 737-800 aircraft under forward purchase commitments. In order to meet our commitments under our forward purchase contracts, and to maintain an adequate level of unrestricted cash we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments in 2011 and 2012 and we may be required to raise additional capital through the issuance of new equity or equity-linked securities. If we issue new equity or equity-linked securities, the percentage ownership of our then current shareholders would be diluted. Any newly issued equity or equity-linked securities may have rights, preferences or privileges senior to those of our ordinary shares.

Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire and the leasing of new aircraft on order, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Between December 31, 2010 and December 31, 2013, aircraft leases accounting for 28.9% of our lease revenues for the year ended December 31, 2010, are scheduled to expire and the aircraft subject to those leases that we do not sell prior to lease termination will need to be re-leased or the current leases will need to be extended. In 2010, we generated $58.6 million of revenues from leases that are scheduled to expire in 2011, $74.9 million of revenues from leases that are scheduled to expire in 2012 and $144.1 million of revenues from leases that are scheduled to expire in 2013. In addition, the majority of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our existing aircraft and engines or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire. If we are unable to re-lease an existing aircraft or engine or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2010, we generated 52.4% of our revenues from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

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

        Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Further or future downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft or engines default on their leases, our financial results will be adversely affected.

If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results.

        If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft or engine, we may not be able to re-lease the aircraft or engine promptly at favorable rates, if at all. We expect that additional restructurings and/or repossessions with some lessees will occur in the future. If additional repossessions occur we will incur significant cost and expenses which are unlikely to be recouped and terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, all of which may adversely affect our financial results.

In 2010, we incurred significant costs resulting from lease defaults.

        During 2010 two of our lessees leasing six of our aircraft defaulted. The total cost of these defaults in terms of lost revenue during off-lease periods and related technical costs totaled approximately $16.7 million during 2010. Additional lessees might default on their lease obligations or file for bankruptcy in the future. If we are required to repossess an aircraft or engine they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of the aircraft or engine, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft or engine is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft or engine in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engine.

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

        In the past, the business of leasing, financing and selling aircraft, engines, and parts has experienced prolonged periods of equipment shortages and oversupply. Over recent years the business of leasing, financing and selling aircraft, engines, and parts has moved from a market that had been characterized by relative shortage to one of oversupply for certain older, less-fuel efficient aircraft. The oversupply of a specific type of aircraft or engine typically depresses the lease rates for, and the value of, that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control, including:

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

        A number of airlines have postponed or cancelled delivery of new aircraft and have reduced the size of the fleet of aircraft they operate. These measures increase the number of available aircraft in the marketplace which, along with the factors described above, may produce sharp and prolonged decreases in aircraft and engine lease rates and values, and could have a material adverse effect on our ability to re-lease our aircraft and engines and/or sell our aircraft engines and parts at attractive prices. Any of these factors could materially and adversely affect our financial results.

        Over the last three years, we have experienced a slowdown in demand for our older less fuel-efficient aircraft, such as our older Boeing 737-300s, -400s and -500s (737 classics), other older Boeing aircraft and older Airbus A320s. As of December 31, 2010, 6.0% of our owned fleet, by book value, consists of older, less fuel-efficient aircraft in excess of 15 years of age. This slow-down in demand has put downward pressure on lease rates for these aircraft and made it more difficult for us to lease these aircraft when their leases expire or are terminated. If this slow-down continues, we expect further decreases in lease rates for older less fuel-efficient aircraft. These decreases would adversely affect our financial results.

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

        During the 2008-09 global recession, the airline industry substantially curtailed capacity. As traffic demand recovered from late 2009, the continued capacity control resulted in a substantial recovery in financial performance of the airline industry. Because year on year growth rates are diminishing after the initial recovery while aircraft manufacturers are gradually increasing production rates the risk of renewed overcapacity in the market is increasing. The potential for deteriorating financial performance of the airline industry as a result of capacity growth exceeding traffic demand growth could result in lower demand for aircraft. As a result values and lease rates for aircraft might be negatively impacted.

        In addition, the decrease in capital available to finance the purchase price of aviation assets resulting from the 2008-09 global financial crisis has reduced the level of activity in the secondary trading market for such aircraft and engines since many purchasers have been unable to obtain the necessary financing. A prolonged slowdown in secondary market activity will limit our ability to generate cash from sales of aviation assets which will have a material adverse impact on our financial condition and liquidity. In addition the significant decrease of activity in the secondary aircraft trading market is likely to result in lower prices for any aircraft sold.

We were required to write-down the value of some of our assets during 2009 and 2010 due to the 2008-09 global recession and financial crisis and if conditions again worsen, we may be required to make additional write-downs.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. We performed an impairment analysis of our long-lived assets during the year 2010 and as of December 31, 2010. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the current global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. The impairment analysis for aircraft older than 15 years did not result in an impairment. However, we did recognize an impairment of $14.4 million in the year ended December 31, 2010. The impairment related to four discrete factors including one older A320 aircraft which was repossessed from a lessee, one A320 aircraft for which the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessee, an intangible lease premium write-off on an aircraft acquired through the Genesis Transaction and the impairment of one engine.

        If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years. If so, it is possible that an impairment may be triggered for other long-lived assets in 2011 and that any such impairment amounts may be material.

Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results.

        We are currently joint venture partners in several joint ventures, including AerCap Partners I, AerDragon and two joint ventures with Waha Capital PJSC ("Waha"). Under the joint venture agreements, we share control over significant decisions with our joint venture partners. Since we have limited control over our joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require our joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results.

Changes in interest rates may adversely affect our financial results.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities bear floating interest rates. As of December 31, 2009 and December 31, 2010, we had $4.2 billion and $5.0 billion, respectively, of floating rate indebtedness outstanding. We incurred floating rate interest expense of $93.5 million in the year ended December 31, 2010. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to protect ourselves against interest rate increase on a portion of our floating-rate liabilities by entering into derivative contracts, primarily interest rate caps. However, we remain exposed to changes in interest rates to the extent that our derivative contracts are not correlated to our financial liabilities. In addition, we are exposed to the credit risk that the counter parties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Decreases in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2010, 15.8% of our basic lease revenue was attributable to leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2010, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $40.5 million on an annualized basis, including the offsetting benefits of interest rate caps and swaps currently in effect, and, if interest rates were to decrease any further, we would expect our lease revenue to decrease by up to $6.4 million on an annualized basis.

Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

        As of December 31, 2010, our consolidated indebtedness was $6.6 billion and represented 68% of our total assets as of that date and our interest expense (including the impact of hedging activities) was $240.3 million for the year ended December 31, 2010. Due to the capital intensive nature of our business and our strategy of expanding our aircraft and engine portfolios, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. If market conditions worsen and precipitate further declines in aircraft and aviation related markets, our operations may not generate sufficient cash to service our debt which will have a material adverse impact on us. Our high level of indebtedness:

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

        Due to the high concentration of Airbus A320 family aircraft and CFM International CFM56 family engines in our aircraft and engine portfolios, our financial results may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of December 31, 2010, 76.9% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 14 aircraft types, the five highest concentrations of which together represented 93.4% of our aircraft by net book value. The five highest concentrations were Airbus A320 aircraft, representing 40.0% of the net book value of our aircraft portfolio, Airbus A330 aircraft, representing 18.2% of the net book value of our aircraft portfolio, Boeing 737 aircraft, representing 16.9% of the net book value of our aircraft portfolio, Airbus A319 aircraft, representing 10.6% of the net book value of our aircraft portfolio and Airbus A321 aircraft representing 7.8% of net book value of our aircraft portfolio. No other aircraft type represented more than 5% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, as of December 31, 2010, we had seven new Airbus A320 family aircraft, 12 new Airbus A330 wide-body aircraft and ten new Boeing 737 aircraft on order. We also have a significant concentration of CFM56 engines in our engine portfolio. As of December 31, 2010, 63.0% of the net book value of our engine portfolio was represented by CFM56 engines and 16.2% was represented by CF6 engines.

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

        A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of December 31, 2010, we leased 59.8% of our aircraft and 35.6% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft and engines are operated China, India, Indonesia, Kazakhstan, Pakistan, Poland, Kuwait, Taiwan, Republic of Korea, Thailand, Vietnam, Bulgaria, Czech Republic, Hungary, Russia, Turkey, Brazil, Ecuador, El Salvador, Mexico, Jamaica, Trinidad & Tobago, Ethiopia, Jordan, Morocco, South

Africa, Tunisia, Slovenia, Estonia, Philippines, Egypt, Chile, Argentina and United Arab Emirates. We also may lease aircraft and engines to airlines in other emerging market countries in the future.

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

        Lease rental revenues from lessees based in Asia accounted for 26% of our lease revenues in 2010. In recent periods, Asia has been one of the highest growth areas for airline passenger traffic and freight traffic, which has resulted in strong demand for aircraft from the region. In 2010, Asian traffic recovered rapidly following economic growth, in particular in China. As a result, according to International Air Transport Association ("IATA"), Asian international airline passenger traffic in 2010 increased by 9% compared to 2009 and freight traffic increased 24% in 2010. For the month of December 2010, year on year growth rates declined to only 2.9% in Asia with capacity growing 5.4% in the same month. If this disconnect between capacity and traffic growth persists it could adversely affect the financial condition of most airlines in the region. If the global economic downturn persists, we expect further continued declines in freight and passenger traffic in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Europe accounted for 49% of our lease revenues in 2010. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees. Thus far the economic recovery in Europe also resulted in traffic recovery in the region in 2010, however the recovery was not as strong when compared to other regions. According to IATA, international airline passenger traffic in 2010 grew by 5.5% compared to 2009 and freight traffic grew by 10.8% in 2010. The relative weakness of the European economies poses a continued risk to the financial performance of the European airline industry, which could adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in North America, accounted for 14% of our lease revenues in 2010. According to IATA, international airline passenger traffic recovered in 2010, increasing by 7.4% compared to 2009 and freight traffic increased by 21.8% in 2010. Passenger capacity growth was up 3.9% for the year, and 8.4% in December 2010. Although passenger and freight traffic increased in 2010, the increasing growth in capacity in combination with a decline in growth in traffic could adversely affect the financial condition of most airlines in the region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Latin America accounted for 6% of our lease revenues in 2010. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Although during 2010 Latin American airlines saw international passenger traffic grow by 8.2% according to IATA, the bankruptcy of Mexicana proved individual carriers could still be vulnerable in a traffic growth environment. The competitive environment and worsening economic conditions could still negatively impact the financial health of some Latin American airlines, including our lessees.

        Lease rental revenues from lessees based in Africa/Middle East accounted for 5% of our lease revenues in 2010. In recent years the airline industry in the Middle East experienced tremendous growth as a result of high oil prices, strong economic growth, significant investment in attracting tourism and gradual deregulation of the airline industry. The rapid traffic growth in the Middle East continued in 2010 with international passenger traffic growing 17.8% year on year while international cargo traffic increased by 26.7% according to IATA. Due to the region's substantial aircraft order backlog continues high paced growth is required to prevent overcapacity. As such the scheduled capacity growth committed by airlines in this region through aircraft orders could have an adverse impact on the financial health of some Middle Eastern airlines, including our lessees.

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

        The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services ("GECAS"), International Lease Finance Corp., CIT Aerospace, Aviation Capital Group, RBS Aviation Capital, AWAS, FLY Leasing Limited, BOC Aviation and AirCastle Ltd, and the following six major engine leasing companies: GE Engine Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. GECAS is able to operate with an integrated business model similar to our own, and therefore directly competes with each aspect of our business.

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

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. As of December 31, 2010, 6.0% of our aircraft portfolio by net book value was older than 15 years. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results.

        As of December 31, 2010, 6.0% of our net book value of our aircraft portfolio related to aircraft that were over 15 years of age. In general, the costs of operating an aircraft, including maintenance expenditures, increase as the aircraft ages. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results.

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft and engine portfolio to become outdated and therefore less desirable, which could adversely affect our financial results.

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

        New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, Sukhoi Company (JSC) in Russia and Aviation Industries in China could someday produce aircraft that compete with current offerings from Airbus, ATR, Boeing, Bombardier and Embraer. Additionally, manufacturers in China may develop a narrowbody aircraft that competes with established aircraft types from Boeing and Airbus, and the new Chinese product could put downward price pressure on and decrease the marketability for aircraft from Boeing and Airbus. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft.

        Additionally, the market may not be able to absorb the scheduled production increases by Airbus and Boeing. If the additional capacity scheduled to be produced by the manufacturers exceeds the additional future requirement for capacity the resultant over capacity could have a negative effect on aircraft values and lease rates. Also the financial community would be required to increase their lending volume to match the increase in aircraft production. As a result of the increased funding requirement for new deliveries, the cost of lending or the ability to obtain debt could be negatively affected if lending capacity does not increase in line with the increased aircraft production.

Airbus has announced that it will have two new engine variants available for its A320 family aircraft, which could decrease the value and lease rates of aircraft we acquire.

        On December 1, 2010, Airbus announced the launch of the NEO program, which involves the offering of two new engine types—one from Pratt & Whitney, a division of United Technologies Corporation, and the other from CFM International, Inc.—on certain Airbus A320 family aircraft delivering in 2016 and thereafter. Airbus proposes to charge a price premium for A320 family aircraft equipped with these new engines. The availability of A320 family aircraft with these new engine types may have an adverse effect on residual value and future lease rates on current A320 family aircraft. The development of these new engine options could decrease the desirability of the current A320 family aircraft that are not equipped with these new engines and thereby increase the supply of this type of aircraft in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for this type of aircraft. It is also possible that other airframe manufacturers could embark on similar programs, which could have similar effects on residual values and lease rates of the aircraft manufactured by these manufacturers.

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

If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay to discharge the aircraft liens, which could adversely affect our financial results.

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

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2010, we generated revenue of $11.8 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results could be materially and adversely affected.

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

        In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, in 2010, certain airlines have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

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

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. Also the perception of a structural shortage in oil supplies that resulted in the 2008 oil price boom, and saw fuel prices increase to historical highs before declining substantially as a result of the 2008-09 global recession, poses a substantial risk to the airline industry. Currently the political unrest in North Africa and the fear of political unrest spreading to the large oil exporting countries in the Middle East is resulting in steadily rising fuel prices. The reduction in supply of oil from North Africa is compensated by production increases from OPEC members, however if political unrest spreads to any of the larger oil exporting countries in the Middle East fuel process could rise beyond the peak levels of 2008.

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

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq, the Israeli/Palestinian conflict, tension over Iran's nuclear programs, and recent political instability in North Africa and the Middle East may lead to further instability in these regions. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft and engine values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

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

The effects epidemic diseases and natural disasters, such as extreme weather conditions, floods, earthquakes and volcano eruptions may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results.

        The outbreak of epidemic diseases, such as previously experienced with SARS and H1N1, could materially and adversely affect passenger demand for air travel. Similarly the lack of air travel demand and/or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters including floods, earthquakes and volcano eruptions could impact the financial health of certain airlines including our lessees. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results. Additionally the potential reduction in air travel demand could result in lower demand for aircraft and consequently lower market values that would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        Waha owns 20.0% of our ordinary shares and Cerberus Capital Management, L.P. ("Cerberus"), owns 18.7% of our ordinary shares. As a result, Waha and/or Cerberus may be able to significantly influence fundamental corporate matters and transactions, including the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

We are a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

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

A new standard for lease accounting is expected to be announced in the future, but we are unable to predict the impact of such a standard at this time.

        In August 2010, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft that proposes substantial changes to existing lease accounting, which will affect all lease arrangements. The FASB's proposal requires that all leases be recorded on the financial statements of both the lessee and lessor.

        Under the proposed accounting model, lessees will be required to record an asset representing the right-to-use the leased item for the lease term (the "Right-of-Use Asset") and a liability to make lease payments. The Right-of-Use Asset and liability incorporate the rights, including renewal options, and obligations, including contingent payments, residual value guarantees and termination payments, arising under the lease and are based on the lessee's assessment of expected fixed and variable payments to be made over the lease term. The proposed model requires measuring these amounts at the present value of the future expected payments.

        Under the proposed accounting model, lessors will apply one of two approaches to each lease based on whether the lessor retains exposure to significant risks or benefits associated with the underlying asset, as defined. The performance obligation approach will be applied when the lessor has retained exposure to significant risks or benefits associated with the underlying asset. The de-recognition approach will apply when the lessor does not retain significant risks or benefits associated with the underlying asset.

        Under either approach, lessors will recognize an asset for their right to receive lease payments when these can be measured reliably (a "Lease Receivable"). The Lease Receivable will be initially measured based on the present value of the lease payments expected to be received over the determined lease term. The expected lease payments include fixed and contingent rentals, residual value guarantees and lease termination penalties. The lease term may include extension and will be the longest possible lease term that is more likely than not to occur, including any extension options. Subsequently, the lessor will measure the Lease Receivable at amortized cost using the interest method. The lessor will recognize interest income over the lease term and the lease payments will reduce the Lease Receivable.

        Under the performance obligation approach, the underlying leased asset is considered to remain the lessor's economic resource, and the lessor is obligated to allow the lessee to use the underlying asset during the term of the lease. The lessor will initially recognize a Lease Receivable and a lease liability (a "Performance Obligation") for its obligation to allow the lessee to use the leased asset. The Performance Obligation is initially the same amount as the measurement of the Lease Receivable. Under the performance obligation approach, income is recognized as the Performance Obligation is reduced in a systematic and rational manner based on the pattern of usage. No income is recognized at the beginning of a lease under this approach.

        Under the de-recognition approach, some of the economic benefits associated with the leased asset are considered to transfer to the lessee in exchange for an unconditional right to receive lease payments. The lessor will recognize a Lease Receivable and de-recognize the portion of the underlying asset representing the economic benefits that were transferred to the lessee. Any remaining economic benefits not transferred to the lessee will be recognized by the lessor as a residual asset. Income or loss is recognized at the beginning of the lease under this approach.

        The comment period for this proposal ended in December 2010 and the FASB intends to issue a final standard in 2011. The proposal does not include a proposed effective date, rather it is expected to be considered as part of the evaluation of the effective dates for the major projects currently undertaken by the FASB. At present we are unable to assess the effects the adoption of the new lease standard will have on our financial statements. We believe the presentation of our financial statements, and those of our lessees, will change; however, we do not anticipate that the accounting pronouncement will change the fundamental economic reasons why airlines lease aircraft.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We cannot yet determine whether we will be classified as a PFIC for the 2011 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 25%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2010, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

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

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services and perform aircraft and limited engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom, with a total of 356 employees, as of December 31, 2010.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of December 31, 2010, we owned 271 aircraft and 95 engines, managed 50 aircraft, had 34 new aircraft on order (including five Boeing 737 purchase rights), had entered into sales contracts for four aircraft and had executed letters of intent to sell two aircraft and buy one aircraft and one engine.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk of the residual value of the equipment at the end of the lease. As of December 31, 2010, our owned and managed aircraft and engines were leased to 131 commercial airline and cargo operator customers in 55 countries and managed from our offices in The Netherlands, Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2008 to December 31, 2010, we have executed over 800 aircraft and engine transactions, including 248 aircraft leases, 145 engine leases, 220 aircraft purchase or sale transactions, 114 engine purchase or sale transactions and the disassembly of 53 aircraft, 34 airframes and 73 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2008 and December 31, 2010, our weighted average owned aircraft utilization rate was 98.1%. Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap or N.V.") on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s shares and the liabilities owed by AerCap B.V. to its prior shareholders for a total consideration of $1.37 billion, $370.0 million of which was funded with equity contributions from the Cerberus funds. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and parts sales company. On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on The New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20.0 million additional ordinary shares on The New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed a transaction with

Abu Dhabi-based investment holding company Waha ("Waha Transaction"). As part of this transaction our outstanding ordinary shares increased by 29.8 million. As of December 31, 2010, we had 149,232,426 shares issued and outstanding.

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

        Efficiently Manage our Liquidity.    As of December 31, 2010, we had access to $1.3 billion of committed undrawn credit facilities. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures and export/import financings including European Export Credit Agencies ("ECA")-guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows.

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

        Maintain a Diversified and Satisfied Customer Base.    We currently lease our owned and managed aircraft and engines to 131 different airlines in 55 different countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft and engine assets as a result of our customer reach and quality product offering.

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

        Acquire Complementary Businesses.    We intend to selectively pursue acquisitions that we believe will provide us with benefits currently not available to us, such as the Genesis and Waha Transactions. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

Aircraft

Overview

        We operate our aircraft business on a global basis. As of December 31, 2010, we owned and managed 321 aircraft. We owned 271 aircraft in our aircraft business and managed 50 aircraft. As of December 31, 2010, we leased these aircraft to 111 commercial airline and cargo operator customers in 52 countries. In addition, as of December 31, 2010, we had seven new Airbus A320 narrowbody aircraft and 12 new Airbus A330 wide-body aircraft on order. We also had entered into a purchase contract for 15 new Boeing 737 aircraft, consisting of ten firm aircraft and five purchase rights and had executed letters of intent for the purchase of one additional Boeing 737 aircraft. As of December 31, 2010, we also had entered into sales contracts for four Boeing 757 aircraft and a letter of intent to sell two MD 82 aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 350 aircraft as of December 31, 2010.

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

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 498 aircraft transactions between January 1, 2008 and December 31, 2010.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2008 and December 31, 2010, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2008	2009	2010	Total/ Average
New leases on new aircraft	45	21	6	72
New leases on used aircraft	34	6	18	58
Extensions of lease contracts	34	24	26	84
Average lease term for new leases (months)(1)	123.2	138.3	138.0	128.8
Average lease term for re-leases (months)(1)	63.6	42.3	61.6	61.5
Average lease term for lease extensions (months)(2)	36.2	18.8	35.5	31.0
Lease restructurings	1	13	7	21
Aircraft purchases	58	41	55	154
Aircraft sales	26	9	16	51
Average aircraft utilization rates(3)	97.7%	98.1%	98.3%	98.1%

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

	Managed Aircraft
Activity	2008	2009	2010	Total/ Average
New leases on new aircraft	—	1	—	1
New leases on used aircraft	12	4	2	18
Extensions of lease contracts	6	5	4	15
Average lease term for re-leases (months)(1)	64.0	53.0	32.0	58.0
Average lease term for lease extensions (months)(2)	46.5	26.4	33.8	36.4
Lease restructurings	—	4	5	9
Aircraft purchases	—	—	—	—
Aircraft sales	5	6	4	15

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

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example up to and including 2008, as strengthening in the commercial airline sector continued, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. During 2009, average lease terms for re-leases and extensions have decreased as compared to 2008, in reaction to the deterioration in lease rates resulting from the global economic slowdown occurring during much of 2009. As a result of improving market conditions the average lease terms for re-leases and extensions in 2010 increased to levels comparable to 2008. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. In addition, leases of more expensive aircraft generally have longer lease terms than less expensive aircraft. The average lease term for new leases increased in 2009 and 2010, due to the signing of longer-term lease contracts on new A330 aircraft, which are more expensive than new A320 aircraft, which comprised the bulk of new leases in years previous to 2009. Lease terms for owned aircraft tend to be longer than for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

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

        We typically require our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease. The size of the security deposit is normally equal to two months' rent.

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to redeliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the delivery condition is different from the acceptance condition, there is normally an end of lease compensation adjustment for the difference at re delivery. As of December 31, 2010, 112 of our 271 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received compensation from prior lessees.

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

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 64 aircraft under defaulted leases with 30 different lessees in 19 jurisdictions.

Aircraft Portfolio and Existing Lessees

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2010, we owned and managed 321 aircraft. We owned 271 aircraft and managed 50 aircraft. Of the 321 aircraft as of December 31, 2010, 315 were on operating lease and six owned aircraft were off-lease. Of the six aircraft off lease at December 31, 2010, four aircraft were delivered to lessees in the beginning of 2011, and the remaining two were subject to either a lease agreement or letter of intent. As of December 31, 2010, we leased the 321 owned aircraft on operating leases to 111 commercial airline and cargo operator customers in 52 countries. The weighted average age of our 271 owned aircraft was 5.5 years as of December 31, 2010. We believe that we own one of the youngest aircraft fleets in the world.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2010:

			Managed portfolio
	Owned portfolio				Number of aircraft under purchase contract or letter of intent
						Total owned, Managed and ordered aircraft
Aircraft type	Number of Aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	10.6%	—	—	—	30
Airbus A320	112	40.0%	9	7	—	128
Airbus A321	20	7.8%	3	—	—	23
Airbus A330	20	18.2%	4	12	—	36
Boeing 737 Classics	15	1.4%	27	—	—	42
Boeing 737(NG)	43	15.4%	—	15	1	59
Boeing 747	2	1.1%	—	—	—	2
Boeing 757	10	1.4%	1	—	(4)	7
Boeing 767	5	2.0%	2	—	—	7
Boeing 777	—	0.0%	2	—	—	2
CRJ 705	—	0.0%	1	—	—	1
CRJ 900	4	1.0%	—	—	—	4
MD 11 Freighter	1	0.3%	1	—	—	2
MD 83	2	0.0%	—	—	(2)	0
MD 82	4	0.1%	—	—	—	4
ERJ 170	2	0.4%	—	—	—	2

Total	271	100%	50	34	(5)	350

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

Aircraft on Order or Subject to Letters of Intent.

        We have a large number of new aircraft on order and have signed letters of intent for the purchase of a number of additional aircraft.

        In January 2006, we placed an order with Airbus for the purchase of 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, we notified Airbus that we will not take delivery of the five aircraft subject to reconfirmation rights. In 2009 we added four additional aircraft to the existing forward order. As of December 31, 2010, 50 aircraft had been delivered, 12 aircraft were sold and seven aircraft remain to be delivered under the agreement. The remaining seven aircraft are scheduled to be delivered between 2011 through 2013.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009 two additional A330 aircraft were added to the forward order. As of December 31, 2010, 16 aircraft had been delivered, four aircraft were sold and 12 aircraft remained to be delivered pursuant to the agreement. The remaining 12 aircraft are scheduled to be delivered between 2011 through 2012.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        The following table provides information regarding the letter of intent and purchase and sale agreements in place and executed as of December 31, 2010, excluding the aforementioned A320, A330 and Boeing 737 forward order aircraft.

Aircraft type	Number of aircraft	Letter of Intent or Agreement	New/Used
Purchases
Boeing 737-700	1	Letter of Intent	Used

Sales
MD 82	2	Letter of Intent	Used
Boeing 757-200	4	Sale Agreement	Used

	6

        Although we expect to be able to negotiate and agree on final documentation with respect to the letter of intent, we may not be able to do so and therefore this transaction might not in fact occur.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2010.

Lessee	Percentage of 2010 lease revenue
Aeroflot Russian Airlines	10.0%
TUI Aviation	7.4%
Air France	3.3%
Asiana Airlines	3.2%
TAP (Transporte Aéreos Portugueses)	3.1%
Kingfisher Airlines	2.8%
Air Berlin	2.7%
Garuda	2.5%
Wizz Air	2.5%
US Airways	2.2%
Air Jamaica	1.9%
Alitalia	1.9%
Mandala	1.7%
Thai International	1.6%
Monarch Airlines	1.6%
Mexicana	1.5%
Air Astana	1.5%
Airblue	1.5%
Other(1)	47.1%

Total	100%

(1)
Consists of more than 86 individual lessees. No other lessee accounted for more than 1.5% of our lease revenue in 2010.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2010.

Country	Percentage of 2010 lease revenue
Germany	12.0%
Russia	11.3%
United States of America	8.4%
Indonesia	5.4%
China	4.7%
India	4.2%
France	3.8%
UK	3.6%
Korea	3.2%
Portugal	3.1%
Italy	2.9%
Turkey	2.6%
Hungary	2.5%
Brazil	2.2%
Thailand	2.2%
Jamaica	1.9%
Vietnam	1.7%
Mexico	1.5%
Canada	1.5%
Kazakhstan	1.5%
Pakistan	1.5%
Greece	1.3%
United Arab Emirates	1.3%
El Salvador	1.2%
Tunisia	1.0%
Cyprus	1.0%
Denmark	1.0%
Other(1)	11.5%

Total	100%

(1)
No other country accounted for more than 1.0% of our lease revenue in 2009.

        As of December 31, 2010, leases representing approximately 28.9% of our lease revenues in 2010 were scheduled to expire before December 31, 2013. As of December 31, 2010, of our 271 owned aircraft, 265 aircraft were on lease and had a weighted average remaining lease period per aircraft of 71.5 months and six aircraft were off-lease.

        The following table sets forth as of December 31, 2010 the number of leases that were scheduled to expire between December 31, 2010 and December 31, 2022 as a percentage of our 2010 lease revenue.

Year	Percentage of 2010 lease revenue(1)	Number of aircraft with leases expiring
2011	6.1%	19
2012	7.8%	27
2013	15.0%	47
2014	11.0%	36
2015	10.4%	34
2016	10.6%	25
2017	2.0%	4
2018	4.0%	12
2019	9.7%	18
2020	7.8%	19
2021	3.7%	8
2022	4.1%	16

Total	92.2%	265

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2010 (0.3%), revenue from the six off-lease aircraft (1.1%), revenue from disassembled aircraft (0.1%), revenue from the leasing of engines and parts (4.8%) and lease revenue from the aircraft subject to lease-in lease-out transactions (1.5%).

Aircraft Acquisitions and Dispositions

        From January 1, 2008 to December 31, 2010, we purchased 154 aircraft and sold 51 aircraft. In addition, as of December 31, 2010, we had negotiated and entered into contracts to sell four used aircraft and have executed letters of intent to sell two aircraft and purchase one additional aircraft.

        In January 2006, we placed an order with Airbus for the purchase of 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, we notified Airbus that we will not take delivery of the five aircraft subject to reconfirmation rights. In 2009 we added four additional aircraft to the existing forward order. As of December 31, 2010, 50 aircraft had been delivered, 12 aircraft were sold and seven aircraft remain to be delivered under the agreement. The remaining seven aircraft are scheduled to be delivered between 2011 through 2013.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009 two additional A330 aircraft were added to the forward order. As of December 31, 2010, 16 aircraft had been delivered, four aircraft were sold and 12 aircraft remained to be delivered pursuant to the agreement. The remaining 12 aircraft are scheduled to be delivered between 2011 through 2012.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

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

        Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large scale committed funding to acquire new and used aircraft, engines and parts. As of December 31, 2010, we had $1.3 billion of committed undrawn credit facilities, which are described below. This amount included $0.3 billion of an undrawn facility that allows us to purchase aircraft of up to 15 years of age ("UBS warehouse facility") and $0.1 billion of undrawn amounts in the AeroTurbine revolving credit facility. Of the remaining seven A320 family aircraft to be delivered as of December 31, 2010, we expect to finance three aircraft through the ECA facility. The four remaining A320 aircraft to be delivered are expected to be finance in either ECA facilities or other commercial bank facilities. Of the remaining 12 A330 aircraft to be delivered as of December 31, 2010, we expect to finance:

  •
  four aircraft through the ECA facility;

  •
  three aircraft in long term secured bank facilities; and

  •
  the remaining five aircraft to be delivered in 2012 in either ECA facilities or other commercial bank facilities.

        As of December 31, 2010, we did not have committed funding available for the Boeing forward order of ten Boeing 737 aircraft delivering in 2015.

Joint Ventures

        We have conducted some of our business through joint ventures. The joint venture arrangements allowed us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the geographical and product diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        AerVenture.    In December 2005, we established AerVenture and in January 2006, AerVenture placed an order with Airbus for up to 70 new A320 family aircraft originally scheduled for delivery between 2007 and 2010. Five of the aircraft under the forward order were subject to reconfirmation rights and AerVenture elected to forego delivery of such aircraft pursuant to such rights. As of December 31, 2010, seven aircraft remained to be delivered in 2011 and through 2013. In June 2009 we sold a 50% equity interest in AerVenture to a joint venture partner Waha. In November 2010, we repurchased Waha's 50% equity interest in AerVenture. As of December 31, 2010, AerVenture is no longer a joint venture but a wholly owned subsidiary of AerCap.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company and affiliates of Crédit Agricole establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $90.0 million in 2008 and to $120.0 million in 2010. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2010, we do not consolidate AerDragon's financial results in our consolidated financial statements.

        AerDragon acquired its first two A320 aircraft from us and we guaranteed the performance of AerDragon under the debt secured by one of the two aircraft. AerDragon has signed a forward order agreement with Airbus for the delivery of 13 A320 family aircraft. As of December 31, 2010 nine of the 13 aircraft were delivered. As at December 31, 2010, AerDragon had also entered into an agreement to purchase two Boeing 737-800 aircraft from a European based airline. These two Boeing 737-800 aircraft are due to be delivered in April 2011.

        AerCap Partners I.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired are leased back to TUI Travel for varying terms. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche is April 2012, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I. We consolidate AerCap Partner's financial results in our consolidated financial statements.

        Other joint ventures.    In 2010, we entered into three 50% joint ventures with three joint venture partners. The three joint ventures collectively own ten aircraft, consisting of three A330 aircraft, three A320 aircraft and four CRJ aircraft. We consolidate these three joint ventures in our consolidated financial statements. In 2010, we also entered into a 40% joint venture with Waha, which owns 12 aircraft. We do not consolidate the financial results of this 40% joint venture in our consolidated financial statements.

Relationship with Airbus

        We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when Daimler AG (formerly known as Daimler-Benz AG and DaimlerChrysler AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., an 80% shareholder of Airbus, was one of our founding shareholders. In the last ten years, we, directly or through our joint ventures, have contracted to purchase over 100 commercial jet aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

Relationship with Boeing

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft and five purchase rights. In recognition that our customers operate and often seek aircraft alternatives from both Airbus and Boeing, the recent Boeing order is a direct result to respond to the needs/interests of our customers.

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2010, we had aircraft management and administration service contracts with 12 parties covering over 300 aircraft, two of which accounted for 79% of our aircraft services revenue in 2010. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

        Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition and maintenance professionals is composed of licensed aircraft and engine mechanics, licensed inspectors and aircraft maintenance record specialists who track and document the maintenance history of each engine and airframe that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 376 engines, generating revenues in excess of $399 million.

        We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. We have a $425.0 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. As of December 31, 2010, we had $133.4 million of funds available under our revolving facility.

Engine Portfolio

        We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of December 31, 2010, we owned 95 engines, and an executed letters of intent to purchase one additional engine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of December 31, 2010, 73 of our 95 engines were CFM56 series engines manufactured by CFM International.

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

        We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulic and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. Since commencing operations in 1997, AeroTurbine has disassembled 98 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Airbus A320 and A340 family aircraft. Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

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

        Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of December 31, 2010, we had engines on lease to 32 customers located in 20 countries.

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

Airframe MRO Capability

        On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona, acquired certain assets and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance, limited powerplant repair to engine and line components, which includes starters, generators, hydraulic pumps, and quick engine changes installation. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four wide-body aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 120 aircraft with approximately 31 on site at the close of 2010. This transaction was primarily made to reduce our cost of aircraft disassembly, support the expansion of our airframe parts distribution and airframe MRO business. In 2010, we disassembled 36 customer aircraft and 17 AeroTurbine aircraft. We also performed heavy airframe maintenance on four AerCap A320 aircraft.

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

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, including bank debt, governmental secured debt, securitization and debt capital markets. In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of aircraft up to 15 years of age. Simultaneously with the AeroTurbine Acquisition and the closing of the UBS facility, we put in place a $171.0 million facility, which was subsequently amended to $328.0 million and further increased during 2010 to $425.0 million, that enables us to acquire eligible aircraft engines and parts of any age. These facilities provide us with large scale committed financing that will allow us to rapidly execute aircraft portfolio purchases.

        Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing. Since 1996, we have raised over $26 billion of funding in the global financial markets including over $11 billion of funds through initial issuances and refinancings in the aircraft securitization market. In May 2007, we completed a $1.7 billion securitization of 70 aircraft subject to operating leases. This securitization was a refinancing of our 2005 securitization. In the refinancing, we added 28 aircraft to the securitization, including 24 which had been previously secured by a variety of other debt structures and four which had yet to be purchased by us.

        In June 2008, our consolidated subsidiary ALS II closed a $1 billion aircraft securitization. The securitization provides long-term non-recourse funding for 30 new A320 family aircraft which are part of the 70 aircraft order placed by us. The proceeds received by ALS II from the advances and the issuances of certain additional notes, were used by ALS II to acquire the 30 aircraft which will be leased to our customers and to pay certain transaction expenses. As of December 31, 2010, 30 A320 family aircraft have been financed in ALS II.

        In December 2008, we signed a facility agreement with Crédit Agricole and other banks and financial institutions, which contained the negotiated terms pursuant to which the ECAs agreed to provide guarantees on up to $1.4 billion of financing. From time to time since 2008, the ECA facility has been amended to cover certain additional Airbus A330 and A320 family aircraft and an ECA capital markets transaction in relation to three A330 aircraft, and the maximum size of the facility has been increased to $1.6 billion. As of December 31, 2010, seven A330 aircraft and eight A320 family have been financed in this facility.

        During 2009, we signed financing facility agreements in the amount of $1.7 billion, including the following:

  •
  a $272.0 million facility with China Development Bank Corporation to finance four A330 aircraft.;

  •
  a $846.0 million export credit facility with a syndicate of commercial banks led by Crédit Agricole to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA. As of December 31, 2010, five aircraft have been financed under this facility;

  •
  four pre-delivery payment financing facilities relating to our Airbus forward orders with a total of $413.0 million; and

  •
  other secured financing facilities with a total of $158.9 million

During 2010, we signed financing facilities in the amount of $1.6 billion, including the following:

  •
  fixed rate facilities for general corporate purposes with a total of $170.0 million;

  •
  long term bank secured debt with banks and financial institutions for new and used aircraft with a total of $524.3 million;

  •
  a facility guaranteed by US Export Import Bank with a total of $55.3 million;

  •
  amendments to the existing ECA facilities with AerCap Ireland and AerVenture, and the AeroTurbine revolving credit facility with a total of $760.0 million; and

  •
  other secured financing facilities with a total of $75.0 million.

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2010 were AeroTurbine Inc., AerCap Ireland Ltd., AerVenture Ltd., Aircraft Lease Securitisation Ltd., Aircraft Lease Securitisation II Ltd., AerFunding I Ltd., AerCap International Bermuda Ltd., Genesis Funding Ltd., Triple Eight Aircraft Leasing Ltd., and AerCap Partners I Ltd., AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2008	December 31, 2009	December 31, 2010
Amsterdam, The Netherlands	87	74	70
Shannon, Ireland	44	50	55
Fort Lauderdale, FL	17	18	17
Miami, FL(1)	128	120	126
Goodyear, AZ(1)	83	46	44
Other(2)	23	37	44

Total	382	345	356

(1)
Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006.

(2)
We lease small offices in Shanghai (China), Irvine (TX), Finchampsted (UK), the United Arab Emirates and Singapore.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although under Netherlands law we may be required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must take into account the interests of the company and its shareholders.

Organizational Structure

        AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in five main operating companies, most of which in turn own special purpose entities which hold our aircraft and engine assets. AerCap Holdings N.V. employs 12 people and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our 50% economic interests in AerCap Partners I , II and III (23 aircraft) and a 50% ownership in a joint venture with Waha (four aircraft) . The five principal operating subsidiaries, their share ownership and the identity of their significant asset owning subsidiaries are detailed below.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands, and through its special purpose subsidiaries, owns the economic interests in 30 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services, B.V. is located in Amsterdam, The Netherlands and had 64 employees as of December 31, 2010. AerCap Group Services B.V. does not own significant assets, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and holds our economic interests in Aircraft Lease Securitisation Limited ("ALS I"), which owns 57 aircraft, in Aircraft Lease Securitisation II Limited ("ALS II"), which owns 30 aircraft and in Genesis Funding Ltd ("GFL"), which owns 39 aircraft. In addition, AerCap Ireland Limited owns 56 aircraft and 11 engines directly or through single aircraft owning special purpose entities and holds the economic interests in AerFunding (21 aircraft). AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon. AerCap Ireland Limited had 55 employees as of December 31, 2010.

        AerCap, Inc. is owned 100% by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had 17 employees as of December 31, 2010 and provides a range of services to other asset owning companies in the AerCap group of companies. AerCap, Inc. and its wholly owned subsidiaries (excluding AeroTurbine, Inc.) are the lessees under four lease-in, lease-out transactions and own one aircraft. AerCap, Inc. owns 100% of the share capital of AeroTurbine, Inc.

        AeroTurbine, Inc is owned 100% by AerCap, Inc. AeroTurbine, Inc. is located in Miami, Florida, has a facility in Goodyear, Arizona and employed 208 people as of December 31, 2010. AeroTurbine, Inc. owns 86 engines, ten aircraft which are designated for disassembly and part-out and an inventory of aircraft and engine parts for sale.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GECAS, have significantly larger and more diversified aircraft portfolios and potentially greater access to financing than we do.

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

Facilities

        In April 2008, we relocated to a 37,000 square foot office facility in Amsterdam, the Netherlands. The new office has been contracted under a five-year lease which commenced on April 1, 2008. In June 2010 we relocated our Shannon office to a 16,000 square foot facility in Shannon, Ireland. We lease our Shannon facility under a 21-year lease (10,000 square feet) and a 19 year lease (6,000 square feet) which began March 28, 2008 and June 18, 2010 respectively and have options to terminate both leases in 2018 and in 2024.

        We also have a ten-year lease, which began on January 1, 2004, for a 150,000 square foot complex located near the Miami International Airport that we use as an office and warehouse. We lease our Goodyear facility, which includes a 213,000 square foot hangar and substantial additional space for outdoor storage of our aircraft, pursuant to a long-term lease that expires in 2026.

        In addition to the above facilities, we also lease small offices in Fort Lauderdale (Florida), Shanghai (China), Irvine (Texas), Finchampsted (UK), the United Arab Emirates and Singapore.

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

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations where the leases were governed by English law. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP has applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of its assets in Brazil. We have opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications. In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP has appealed this decision. In December 2008, we filed with the English court an application for default judgment for loss of profits plus accrued interest under seven lease agreements. On March 16, 2009 we obtained a default judgment in which we have been awarded a claim of approximately $40.0 million for loss of profit plus accrued interest under seven lease agreements. In order to obtain this award, we will need to begin enforcement proceedings in Brazil against VASP, which is currently in bankruptcy. We cannot provide any assurance as to the outcome of this claim.

        In addition to the claim in the English courts we have also commenced proceedings in the Irish courts against VASP based on the damages we incurred as a result of the default of VASP under nine lease obligations where the leases were governed by Irish law. The Irish courts have granted an order for service of process, however VASP is currently opposing this service of process in Brazil. The Brazilian Superior Court of Justice ruled that service of process on VASP has been completed, however VASP have appealed that decision and pending the outcome of that appeal we cannot make an application to the Irish courts.

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

Overview

        Net income attributable to AerCap Holdings N.V. for the full year 2010 was $207.6 million. Net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation was $223.9 million, up 49.1% as compared to $150.2 million in 2009. The after-tax charge relating to the mark-to-market of our interest rate caps was $13.5 million and the after-tax charge from share based compensation was $2.8 million. The increase in net income attributable to AerCap Holdings N.V. excluding the non-cash charges was driven primarily by the Genesis transaction and the deliveries of forward order aircraft. Net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps, was $666.0 million for full year 2010, up 43% as compared to 2009. This measure reflects the increase in leasing income. Total basic and fully diluted earnings per share for the full year 2010 were $1.81. Total basic and fully diluted earnings per share excluding non-cash charges relating to mark-to-market of interest rate caps of $0.12 per share and share based compensation of $0.02 per share were $1.95. The average number of outstanding shares was 115.0 million for the year ended December 31, 2010.

Major Developments in 2010

  •
  On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34.3 million;

  •
  on November 11, 2010, we completed the transaction with Waha. As part of this transaction, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in Waha's own 12-aircraft portfolio and a 50% interest in four CRJ aircraft;

  •
  in 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights; and

  •
  we signed agreements for $1.6 billion of new debt facilities in 2010.

Liquidity and Access to Capital

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2010, we had 34 aircraft under forward purchase commitments (including five Boeing 737 purchase rights), with nine scheduled to be delivered in 2011 and six scheduled to be delivered in 2012. As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

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

Non Cash Charge for Share based Compensation

        The non cash charge for share based compensation, net of tax, was $2.8 million for the full year 2010. The charge relates to restricted shares and share options in entities that own a substantial percentage of our shares and which are held by members of our senior management, independent directors and a consultant and share options in AerCap Holdings N.V. which are held by members of our senior management. The charge did not reduce our net equity.

Non Cash Charge for Mark-to-market of Interest Rate Caps

        The non cash charge for mark-to-market of interest rate caps, net of tax and non-controlling interest, was $13.5 million for the full year 2010. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under US GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Aviation Assets

        Our total assets and owned portfolio continue to grow. We acquired $2.6 billion of aviation assets including 55 aircraft and 16 engines in 2010. Total assets were $9.6 billion at December 31, 2010. Total assets increased 42% during 2010 which was driven by the acquisition of aviation assets and the Genesis Transaction. The increase in flight equipment was the result of a net increase of 39 owned aircraft in our portfolio. The number of aircraft in our portfolio was 350 as of December 31, 2010, consisting of 271 owned aircraft, 50 managed aircraft, 34 aircraft in our order book (including five Boeing 737 purchase rights), one aircraft subject to purchase contract and six aircraft subject to a sale agreement. The number of aircraft increased by 59 units from 291 since the end of 2009. The increase in aircraft was largely driven by the Genesis Transaction and the delivery of forward order aircraft, partially offset by sale and part out of owned and managed aircraft. The number of engines owned or on contract was 96, an increase of four engines from 92 engines owned or on contract at the end of 2009.

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

Factors Affecting the Comparability of Our Results

AeroTurbine Acquisition

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc., an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. In accordance with ASC 805, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration was greater than the combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets and goodwill of $6.8 million at the date of the AeroTurbine Acquisition. The inclusion of AeroTurbine in our consolidated results has increased our lease and sales revenue and cost of goods sold through the addition of $408.1 million and $415.0 million of combined flight equipment and inventory in our December 31, 2009 and December 31, 2010 consolidated balance sheets, respectively. In addition, the interest on AeroTurbine's debt has increased our consolidated interest expense and the inclusion of AeroTurbine's operations has increased our selling, general and administrative expenses. More specifically, for the year ended December 31, 2006, we recognized $62.4 million of non cash, share based compensation, net of taxes, in our consolidated selling, general and administrative expenses related to restricted shares granted in connection with the AeroTurbine Acquisition.

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

Genesis Lease Limited

        On March 25, 2010, the all-share acquisition of Genesis was completed. The Genesis aircraft portfolio consisted of 54 aircraft, of which one was subsequently sold. As at December 31, 2010, 53 of those aircraft were in operation on lease to 34 airlines located in 23 countries. The Genesis portfolio includes 47 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100, A321-231 and A320-200), two Boeing 747-400 cargo aircraft, two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER). GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. We acquired Genesis to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis' expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders. The inclusion of Genesis in our consolidated results has increased our lease revenue through the addition of $1.3 billion of flight equipment in our December 31, 2010 consolidated balance sheet.

Stock Compensation Expenses

        Our financial results for the year ended December 31, 2006 include a charge of $68.3 million, net of tax of $10.3 million for non-cash, share based compensation expense related to the vesting of options and restricted stock previously granted or sold by the Cerberus Funds to members of our senior management, our Non-Executive Directors and one consultant primarily in connection with the 2005 Acquisition and to the owners of AeroTurbine at the time of its acquisition by us. While we continue to recognize some additional non-cash, share based compensation in connection with these restricted stock and options, as well as options issued in 2007 and 2008 by AerCap Holdings N.V., future charges are not expected to be of a similar magnitude as those recognized in 2006. Our financial results for the year ended December 31, 2010 include a charge for share based compensation of $3.4 million ($2.8 million net of tax).

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

        Engines purchased primarily for leasing through our AeroTurbine operations are depreciated on a straight-line basis. Current production model engines and out-of-production model engines that are expected to be leased are depreciated to a residual value of approximately 60% of cost over a period of 15 and 7 years, respectively. Engines expected to be disassembled and sold through AeroTurbine's parts business upon termination of the lease are depreciated over the remaining lease term to a residual value based on expected net part-out proceeds. The carrying value of flight equipment that we designate for disassembly is transferred to our inventory pool and is held for sale at the time of such designation. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

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

Inventory

        Inventory, which consists primarily of engine and airframe parts and rotable and consumable parts, is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and bulk inventory purchases. Costs are allocated using the relationship of the cost of the engine, aircraft or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We evaluate this ratio on a quarterly basis and if necessary we update sales estimates and make prospective adjustments to this ratio. Any inventory identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review.

Impairments

        In accordance with ASC 360, our flight equipment held for operating lease, engines, parts and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. We normally evaluate these events and circumstances on an annual basis. However, given current market conditions the evaluation is performed on a quarterly basis. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment.

        As of December 31, 2010 we owned 271 aircraft of which 47 were older than 15 years. The 47 aircraft had a net book value of $470.3 million which represented 6.0% of our total flight equipment held for operating lease. The undiscounted cash flows of the 47 aircraft older than 15 years were estimated at $629.9 million, which represents 33.9% excess above net carrying value. As of December 31, 2010 all of the 47 aircraft passed the recoverability test, accordingly no impairment was recognized for these 47 aircraft. The aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 148%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

        In the year ended December 31, 2010, we recognized an impairment of $14.4 million. The impairment related to four discrete factors including one older A320 aircraft which was repossessed from a lessee, one A320 aircraft for which the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessee, an intangible lease premium write-off on an aircraft acquired through the Genesis Transaction and the impairment of one engine.

        In accordance with ASC 360, we evaluate any goodwill, related to the AeroTurbine Acquisition and indefinite lived intangible assets for impairment at the reporting unit level each year and upon the occurrence of events or circumstances that indicate that the asset may be impaired. We determine the fair value of our reporting units using discounted cash flow and earnings multiples approaches. When our valuation suggests that the fair value of our reporting unit is less than our net equity, we determine the amount of implied goodwill by allocating the fair value of the reporting unit to our assets and liabilities as we would in purchase accounting and adjust our goodwill to its implied value through an impairment entry. If we fail to meet our forecasted future cash flows or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting unit may be adversely affected, resulting in impairment charges.

Accrued Maintenance Liability

        In all of our leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. Up to 2008, we did not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. In 2008, we changed the methodology we employ to estimate the amount of maintenance rent we expect to reimburse lessees. The change in estimate arose from the implementation of a new model used to forecast future maintenance reimbursements.

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

Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. Consolidated entities include certain joint ventures such as our AerCap Partners joint ventures, our aircraft lease securitization vehicles, and our AerFunding financing vehicle, but exclude AerDragon and the Waha 40% joint venture. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether we have the power to control, the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

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

Lease Revenue.

        Nearly all of our aircraft and engine lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In the year ended December 31, 2010, 15.8% of our basic aircraft lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft or engine utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft or engine at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

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

        We operate our business on a global basis. As of December 31, 2010, we had 271 owned aircraft and 95 owned engines on lease to 118 customers in 50 countries, with one lessee accounting for more than 10% of lease revenue for the year ended December 31, 2010. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Europe	42%	50%	49%
Asia/Pacific	28%	25%	26%
North America/Caribbean	18%	14%	14%
Latin America	10%	6%	6%
Africa/Middle East	2%	5%	5%

Total	100%	100%	100%

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

Interest on Debt.

        Our interest on debt expense arises from a variety of funding structures and related derivative instruments as described in "—Indebtedness". Interest on debt expense in any period is primarily affected by contracted interest rates, principal amounts of indebtedness, including notional values of derivative instruments and unrealized mark-to-market gains or losses on derivative instruments for which we did not achieve cash flow hedge accounting treatment.

Other Operating Expenses.

        Our other operating expenses consist primarily of operating lease-in costs, leasing expenses and provision for doubtful notes and accounts receivable.

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and the leases on the remaining four aircraft at December 31, 2010 expire between 2011 and 2014. As described in Note 15 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. This amount is amortized monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	Year ended December 31, 2009	Year ended December 31, 2010
	(US dollars in millions)
Revenues
Lease revenue	$650.6	$960.8
Sales revenue	324.8	850.0
Management fee revenue	12.1	11.8
Interest revenue	10.1	4.3
Other revenue	5.7	7.5

Total revenues	1,003.3	1,834.4
Expenses
Depreciation	221.0	333.8
Asset Impairment	32.6	14.4
Cost of goods sold	248.9	785.3
Interest on debt	92.1	240.3
Operating lease-in costs	13.1	12.3
Leasing expenses	65.1	68.1
Provision for doubtful notes and accounts receivable	1.0	1.2
Selling, general and administrative expenses	116.2	120.2
Other expenses	3.0	—

Total expenses	793.0	1,575.6
Income from continuing operations before income taxes	210.3	258.8
Provision for income taxes	(3.9)	(22.3)
Amalgamation gain, net of transaction expenses	—	0.3

Net income	206.4	236.8

Net loss (income) attributable to non-controlling interest, net of taxes	(41.2)	(29.2)

Net income attributable to AerCap Holdings N.V.	$165.2	$207.6

        Revenues.    Our total revenues increased by $831.1 million, or 82.8%, to $1,834.4 million in the year ended December 31, 2010 from $1,003.3 million in the year ended December 31, 2009. In the year ended December 31, 2010, we generated $1,606.8 million of revenue in our aircraft segment and $227.6 million of revenue in our engine and parts segment, and, in the year ended December 31, 2009, we generated $780.4 million of revenue in our aircraft segment and $222.9 million in our engine and parts segment. The principal categories of our revenue and their variances were:

	Year ended December 31, 2009	Year ended December 31, 2010	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue
Basic rents	$581.9	$878.4	$296.5	51.0%
Maintenance rents and end of lease compensation	68.7	82.4	13.7	19.9%
Sales revenue	324.8	850.0	525.2	161.7%
Management fee revenue	12.1	11.8	(0.3)	(2.5)%
Interest revenue	10.1	4.3	(5.8)	(57.4)%
Other revenue	5.7	7.5	1.8	31.6%

Total	$1,003.3	$1,834.4	$831.1	82.8%

        Basic rents increased by $296.5 million, or 51.0%, to $878.4 million in the year ended December 31, 2010 from $581.9 million in the year ended December 31, 2009. The increase in basic rents was attributable primarily to:

  •
  the acquisition between January 1, 2009 and December 31, 2010 of 153 aircraft for lease with an aggregate net book value of $5.5 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 25 aircraft, during such period, with an aggregate net book value of $0.8 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $306.9 million increase in basic rents. The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $126.2 million in basic lease rents in the year ended December 31, 2010;

    reduced by

  •
  a decrease in basic rents of $6.6 million in the year ended December 31, 2010 compared to the twelve months ended December 31, 2009 as a result of airline defaults;

  •
  a decrease in payments from leases with lease rates tied to floating interest rates in the year ended December 31, 2010 compared to the year ended December 31, 2009 due to decreases in market interest rates, which resulted in a $2.8 million decrease in basic rents; and

  •
  a decrease of $1.0 million in basic rents from our engine lease activities in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Maintenance rents and end-of-lease compensation increased by $13.7 million, or 19.9%, to $82.4 million in the year ended December 31, 2010 from $68.7 million in the year ended December 31, 2009. The increase is mainly attributable to the recognition of $11.1 million increase in the release of maintenance rents as a result of airline defaults in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

        Sales revenue increased by $525.2 million, or 161.7%, to $850.0 million in the year ended December 31, 2010 from $324.8 million in the year ended December 31, 2009 The increase in sales revenue is mainly a result of increased aircraft sales in the year ended December 31, 2010, due to an increase in liquidity in the aircraft trading market to finance aircraft acquisitions. Sales revenue in the year ended December 31, 2010 was generated from the sale of 16 aircraft, 16 engines and parts inventory. In the year ended December 31, 2010, we sold nine A320 aircraft, four A330 aircraft, two Boeing 757 aircraft, one Boeing 767 aircraft and 16 engines, whereas in the year ended December 31, 2009, we sold five A320 forward order positions, two A320 aircraft and two A321 aircraft.

        Management fee revenue did not materially change in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Interest revenue decreased by $5.8 million, or 57.4%, to $4.3 million in the year ended December 31, 2010 from $10.1 million in the year ended December 31, 2009. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $5.4 million higher interest income in the year ended December 31, 2009 compared to the year ended December 31, 2010.

        Other revenue increased by $1.8 million, or 31.6%, to $7.5 million in the year ended December 31, 2010 from $5.7 million in the year ended December 31, 2009. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

        Depreciation.    Depreciation increased by $112.8 million, or 51.0%, to $333.8 million in the year ended December 31, 2010 from $221.0 million in the year ended December 31, due primarily to the acquisition of 153 new aircraft between January 1, 2009 and December 31, 2010 with a book value at the time of the acquisition of $5.5 billion (including those acquired through the Genesis Transaction).

The increase was partially offset by the sale of 25 aircraft between January 1, 2009 and December 31, 2010, with a book value at the time of sale of $0.8 billion. The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $45.0 million in depreciation in the year ended December 31, 2010.

        Asset impairment.    Asset impairment was $14.4 million in the year ended December 31, 2010. The impairment in the year ended December 31, 2010 related to one older A320 aircraft which was repossessed from a lessee, one A320 aircraft for which the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessee, an intangible lease premium write-off on an aircraft acquired through the Genesis Transaction and one engine. Asset impairment was $32.6 million in the year ended December 31, 2009. The impairment in the year ended December 31, 2009 related to ten older A320 aircraft and for six of the ten aircraft the impairment was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees.

        Cost of Goods Sold.    Cost of goods sold increased by $536.4 million, or 215.5%, to $785.3 million in the year ended December 31, 2010 from $248.9 million in the year ended December 31, 2009. The increased in cost of goods sold is mainly a result of the increase in aircraft sales.

        Interest on Debt.    Our interest on debt increased by $148.2 million, or 160.9%, to $240.3 million in the year ended December 31, 2010 from $92.1 million in the year ended December 31, 2009. The majority of the increase in interest on debt was caused by:

  •
  a $51.4 million increase in the non-cash recognition of mark-mark-to-market charges on derivatives to a $27.7 million charge in the year ended December 31, 2010 from a $23.7 million gain in the year ended December 31, 2009;

  •
  an increase in average outstanding debt balance to $6.1 billion in the year ended December 31, 2010 from $4.3 billion in the year ended December 31, 2009, resulting in a $61.2 million increase in our interest on debt. The increase in our average outstanding debt was partially caused by the Genesis Transaction;

  •
  an increase in our average cost of debt to 3.4% in the year ended December 31, 2010 from 2.7% in the year ended December 31, 2009. The increase in our average cost of debt is primarily the result of the closing of the Genesis Transaction. This resulted in an $30.1 million increase in our interest on debt.

        Other Operating Expenses.    Our other operating expenses increased by $2.4 million, or 3.0%, to $81.6 million in the year ended December 31, 2010 from $79.2 million in the year ended December 31, 2009. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2009	Year ended December 31, 2010	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$13.1	$12.3	$(0.8)	(6.1)%
Leasing expenses	65.1	68.1	3.0	4.6%
Provision for doubtful notes and accounts receivable	1.0	1.2	0.2	20%

Total	$79.2	$81.6	$2.4	3.0%

        Our operating lease-in costs did not materially change in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Our leasing expenses increased by $3.0 million, or 4.6%, to $68.1 million in the year ended December 31, 2010 from $65.1 million in the year ended December 31, 2009. In the year ended December 31, 2010 our leasing expenses excluding default related leasing expenses increased by

$15.1 million, primarily as a result of an increase in the number of lessor contributions. Expenses relating to airline defaults decreases by $ 12.1 million in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Our provision for doubtful notes accounts receivable increased by $0.2 million, or 20%, to $1.2 million in the year ended December 31, 2010 from $1.0 million in the year ended December 31, 2009. None of our leases had defaults that significantly affected the provision for doubtful notes and accounts receivable in the year ended December 31, 2009 or 2010.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $4.0 million, or 3.4%, to $120.2 million in the year ended December 31, 2010 from $116.2 million in the year ended December 31, 2009. This increase is due primarily to the closing of the Genesis transaction.

        Income From Continuing Operations Before Income Taxes.    For the reasons explained above, our income from continuing operations before income taxes increased by $48.5 million, or 23.1%, to $258.8 million in the year ended December 31, 2010 from $210.3 million in the year ended December 31, 2009.

        Provision for Income Taxes.    Our provision for income taxes increased by $18.4 million to a charge of $22.3 million in the year ended December 31, 2010. Our effective tax rate was negative 8.6% (charge) for the year ended December 31, 2010 and was negative 1.9% (charge) for the year ended December 31, 2009. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The increase in the 2010 effective tax rate as compared to 2009 is the result of having more earnings generated from higher tax jurisdictions. Our income from continuing operations before income taxes per tax jurisdiction and associated tax rates can be summarized as follows:

	Year ended December 31,
	2009	2010	Tax rate
Tax jurisdiction
The Netherlands	$(119,080)	$(82,567)	25.0%
Ireland	162,520	147.571	12.5%
United States of America	(2,612)	(7,696)	37.6%
Sweden	912	26	19.0%
Isle of Man	113,185	124,878	0.0%
Income arising from non taxable items (permanent differences)	55,340	76,650	0.0%

	$210,265	258,862

Non-recoverable losses Netherlands (valuation allowance)	$57,827	$109,600	25.0%

        We expect that we will be able to achieve a similar division of our income from continuing operations before income taxes per tax jurisdiction for the year ended December 31, 2011.

        Non-controlling interest, net of tax.    Our non-controlling interest net of tax decreased by $12.0 million to $29.2 million net income attributable to non-controlling interests in the year ended December 31, 2010 from $41.2 million attributable to non-controlling interests million in the year ended December 31, 2009, due primarily to the repurchase of Waha's 50% equity interest in AerVenture.

        Net Income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $42.4 million, or 25.7%, to $207.6 million in the year ended December 31, 2010 from $165.2 million in the year ended December 31, 2009.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

	Year ended December 31, 2008	Year ended December 31, 2009
	(US dollars in millions)
Revenues
Lease revenue	$605.3	$650.6
Sales revenue	616.6	324.8
Management fee revenue	11.7	12.1
Interest revenue	18.5	10.1
Other revenue	4.2	5.7

Total revenues	1,256.3	1,003.3
Expenses
Depreciation	169.4	221.0
Asset Impairment	18.8	32.6
Cost of goods sold	506.3	248.9
Interest on debt	219.2	92.1
Operating lease-in costs	14.5	13.1
Leasing expenses	55.6	65.1
Provision for doubtful notes and accounts receivable	3.7	1.0
Selling, general and administrative expenses	128.3	116.2
Other expenses	—	3.0

Total expenses	1,115.8	793.0
Income from continuing operations before income taxes	140.5	210.3
Provision for income taxes	0.4	(3.9)

Net income	140.9	206.4

Net loss (income) attributable to non-controlling interest, net of taxes	10.9	(41.2)

Net income attributable to AerCap Holdings N.V.	$151.8	$165.2

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

        Basic rents increased by $61.1 million, or 11.7%, to $$581.9 million in the year ended December 31, 2009 from $520.8 million in the year ended December 31, 2008. The increase in basic rents was attributable primarily to:

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

        Sales revenue decreased by $291.8 million, or 47.3%, to $324.8 million in the year ended December 31, 2009 from $616.6 million in the year ended December 31, 2008. During 2009 we sold five forward order positions which are recorded in sales revenue on a net basis (i.e. sales price less cost of goods sold) at the time of the related delivery. The recognition of the net gain on sale as sales revenue and the mix of aircraft types sold was the primary cause of the reduction in sales revenue. In the year ended December 31, 2009, we sold five A320 forward order positions, two A320 aircraft and two A321 aircraft, whereas in the year ended December 31, 2008 we sold three A330 aircraft, three A321 aircraft, eight A320 aircraft, two Boeing 737 aircraft, one MD 83 aircraft, six MD 82 aircraft, one DC8 aircraft and two Fokker 100 aircraft.

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

        Other Operating Expenses.    Our other operating expenses increased by $5.4 million, or 7.3%, to $79.2 million in the year ended December 31, 2009 from $73.8 million in the year ended December 31, 2008. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$14.5	$13.1	$(1.4)	(9.7)%
Leasing expenses	55.6	65.1	9.5	17.1%
Provision for doubtful notes and accounts receivable	3.7	1.0	(2.7)	(73.0)%

Total	$73.8	$79.2	$5.4	7.3%

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

        Our provision for doubtful notes and accounts receivable decreased by $2.7 million, or 73.0%, to $1.0 million in the year ended December 31, 2009 from $3.7 million in the year ended December 31, 2008. We did not have defaults that significantly affected the provision for doubtful notes and accounts receivable in the year ended December 31, 2008 and 2009.

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

        Net Income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $13.4 million, or 8.8%, to $165.2 million in the year ended December 31, 2009 from $151.8 million in the year ended December 31, 2008.

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2009 and 2010. We currently generate significant cash flows from our aircraft and engine leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I and ALS II and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Therefore, the following table and analysis should be read in conjunction with the Liquidity and Access to Capital section.

	2009	2010
	(US dollars in millions)
Net cash flow provided by operating activities	$399.2	$582.4
Net cash flow used in investing activities	(1,591.6)	(1,378.8)
Net cash flow provided by financing activities	1,178.5	1,017.6

        Cash Flows Provided by Operating Activities.    Our cash flows provided by operating activities increased by $183.2 million, or 45.9%, to $582.4 million for the year ended December 31, 2010 from $399.2 million for the year ended December 31, 2009 primarily due to an increase in our aircraft portfolio and related basic lease revenues and the closing of the Genesis Transaction.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities decreased by $212.8 million, or 13.4%, to $1,378.8 million for the year ended December 31, 2010 from $1,591.6 million for the year ended December 31, 2009. The decrease in the use of cash was primarily due to a $313.2 million decrease in pre-delivery payments made in the year ended December 31, 2010 as compared to the year ended December 31, 2009, along with a $103.7 million decrease in our cash flows used in investing activities as a result of the closing of the Genesis Transaction. This decrease was partially offset by a $173.7 million increase in aircraft purchase activity net of proceeds from sale of assets, along with a $22.9 million increase in restricted cash movement.

        Cash Flows Provided by Financing Activities.    Our cash flows provided by financing activities decreased by $160.9 million, or 13.7%, to $1,017.6 million for the year ended December 31, 2010 from $1,178.5 million for the year ended December 31, 2009. This decrease in cash flows provided by financing activities was due to an decrease of $206.6 million in new financing proceeds, net of repayments and debt issuance costs, along with a decrease of $71.8 million in capital contributions received from joint venture partners, offset by an increase of $110.2 million in the issuance of equity interests and an increase of $14.9 million of net receipt of maintenance and security deposits.

Indebtedness

        As of December 31, 2010, our outstanding indebtedness totaled $6.6 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at December 31, 2010:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
ECA-guaranteed financings	41 aircraft	2,333,694	1,577,325	756,369	2.46%	2022
ALS I debt	57 aircraft	806,574	806,574	—	0.53%	2032
ALS II debt	30 aircraft	803,852	803,852	—	2.11%	2038
UBS revolving credit facility	21 aircraft	850,000	591,676	258,324	2.02%	2014
GFL securitization debt	39 aircraft	627,704	627,704	—	0.50%	2032
TUI portfolio acquisition facility	17 aircraft	313,223	313,223	—	1.94%	2015
AT revolving credit facility	10 aircraft & 78 engines	425,000	291,628	133,372	2.26%	2014
Subordinated debt joint ventures partners*	—	87,568	87,568	—	19.52%	2022
Other debt	55 aircraft & 8 engines	1,569,341	1,466,613	102,728	3.78%	2022

Total		7,816,956	6,566,163	1,250,793

*
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

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

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010:

Payments Due By Period as of December 31, 2010

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$894,934	$1,794,199	$2,555,321	$2,094,374	$7,338,828
Purchase obligations(2)	641,134	686,985	391,123	—	1,719,242
Operating leases(3)	26,728	20,982	3,765	10,042	61,517
Derivative obligations (1)	43,247	19,013	4,656	—	66,916

Total	$1,606,043	$2,521,179	$2,954,865	$2,104,416	$9,186,503

(1)
Includes estimated interest payments based on one-month LIBOR of 0.26063% and three-month LIBOR of 0.30281% as of December 31, 2010.

(2)
Includes 12 new A330 wide-body aircraft on order from Airbus, seven Airbus A320 family aircraft on order from Airbus and ten Boeing 737 aircraft on order from Boeing.

(3)
Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

        The table below provides information as of December 31, 2010 regarding our debt and interest (1) obligations per facility type:

	Less than one year	One to three years	Three to five years	Thereafter	Total
	(US dollars in thousands)
Pre-delivery payment facilities(2)	$110,101	$11,110	$—	$—	$121,211
Debt facilities with non-scheduled amortization(3)	383,751	978,060	1,210,222	723,049	3,295,082
Other facilities	401,082	805,029	1345,099	1,371,325	3,922,535

Total	$894,934	$1,794,199	$2,555,321	$2,094,374	$7,338,828

(1)
Includes estimated interest payments based on one-month LIBOR of 0.26063% and three-month LIBOR of 0.30281% as of December 31, 2010.

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

	Year ended December 31,
	2008	2009	2010
	(US dollars in thousands)
Capital expenditures	$1,286,609	$1,264,446	1,939,874
Pre-delivery payments	339,422	453,305	140,094

        In 2008, our principal capital expenditures were for three A319, nine A320 and two A330 aircraft delivered under our forward order agreements and ten A320, 11 Boeing 737-800, six Boeing 737-300, seven Boeing 757, two Boeing 767, four MD 82 and four MD 83 aircraft purchased in portfolio or single aircraft transactions. In 2009, our principal capital expenditures were for three A319, 22 A320 and nine A330 aircraft delivered under our forward order agreements and four A320, one Boeing 737-800 and two Boeing 767-200 aircraft purchased in portfolio or single aircraft transactions. In 2010, our principal capital expenditures were for four A319, 18 A320, three A321 and nine A330 aircraft delivered under our forward order agreements and two A319, 14 A320, two Boeing 737-700, two Boeing 737-800 and one Boeing 757-200 aircraft purchased in portfolio or single aircraft transactions.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2010.

	2011	2012	2013	Thereafter
	(US dollars in thousands)
Capital expenditures	$597,603	$461,023	$135,610	$284,530
Pre-delivery payments	43,531	34,227	56,125	106,593

Total	$641,134	$495,250	$191,735	$391,123

        As of December 31, 2010, we expect to make capital expenditures related to the 12 A330, seven A320 aircraft and ten Boeing 737 aircraft in 2011 and thereafter. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

        As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases as described in Note 15 to our consolidated financial statements included herein. As of December 31, 2010, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2011 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 15 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations by year.

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

        As discussed above, we have entered into two joint ventures, AerDragon and the Waha 40% joint venture, that do not qualify for consolidated accounting treatment. The assets and liabilities of these two joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Management's use of "net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation"

        The following is a definition of a non-GAAP measure used in this report on Form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. The following is a reconciliation of net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation to net income for the years ended December 31, 2010 and 2009:

	Year ended December 31, 2009	Year ended December 31, 2010
	(US dollars in millions)
Net income attributable to AerCap Holdings N.V.	$165.2	$207.6
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	(18.2)	13.5
Non-cash charges related to share-based compensation, net of tax	3.2	2.8

Net income attributable to AerCap Holdings N.V. excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$150.2	$223.9

Management's use of "net spread"

        Net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The following is a reconciliation of net spread to basic rents for the year ended December 31, 2010 and 2009:

	Year ended December 31, 2009	Year ended December 31, 2010
	(US dollars in millions)
Basic rents	$581.9	$878.4
Interest on debt(a)	92.2	240.3
Plus: mark-to-market of interest rate caps	23.7	(27.7)

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges from refinancing of securitized bonds	115.9	212.6
Net spread(b)	$466.0	$665.8

(a)
Interest on debt for the year ended December 31, 2010, includes $26.4 million of amortization of debt issuance cost.

(b)
The increase in net spread is lower than the increase in basic lease rents as a result of the delivery of new forward order aircraft and the Genesis Transaction. For new aircraft, the net spread is lower at the start of the lease because of higher interest expenses resulting from a higher loan to value. For the aircraft acquired through the Genesis Transaction, the net spread is lower as a result of high fixed rate swaps.

Recent Accounting Pronouncements

ASU 2009-17

        Effective January 1, 2010, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-17 ("ASU 2009-17"), Consolidations (Topic 810):

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires an enterprise to perform an analysis to determine whether the enterprise's variable interest, or interests, give it a controlling financial interest in a variable interest entity. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. This ASU amends certain guidance for determining whether an entity is a variable interest entity and requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements.

ASU 2010-06

        In January 2010, the FASB issued ASU 2010-06 ("ASU 2010-06"), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (2) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), to present separately information about purchases, sales issuances, and settlements on a gross basis rather than as one net number. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

INDEBTEDNESS

ECA-guaranteed financings—Airbus A320 aircraft

        General.    In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.2 billion.

        In November 2008, the export credit facility was further amended to cover one additional aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period.

        At December 31, 2010, we had financed 18 aircraft under this facility. We had $487.2million of loans outstanding under this facility as of December 31, 2010.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$213,884	Three-month LIBOR plus 0.12%
	124,665	Three-month LIBOR plus 0.25%
	58,074	Three-month LIBOR plus 0.27%
	4,234	Three-month LIBOR plus 0.30%
	88,583	Three-month LIBOR plus 0.90%
Purchase accounting fair value adjustments	(2,237)

Total:	487,203

        Maturity Date.    We are obligated to repay principal on the export credit facility over a ten or 12-year term.

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

ECA-guaranteed financings 2008—Airbus A330 and A320 family aircraft

        General.    In December 2008, we entered into a $1.4 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA.

        From time to time since 2008, the export credit facility has been further amended to cover certain additional Airbus A330 and A320 family aircraft and an ECA capital markets transaction in relation to three A330 aircraft. The maximum size of the facility was increased to $1.6 billion. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period.

        As of December 31, 2010, seven A330 aircraft and eight A320 family under this facility have been delivered from the manufacturer, excluding the ECA capital markets aircraft. We had $698.5 million of loans outstanding under this facility as of December 31, 2010.

        Interest Rate.    Set forth below are the interest rates for the first and the subsequent three of our export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Floating rate tranches	$136,351	Three-month LIBOR plus 1.40%
Fixed rate tranches	562,108	3.62%

Total:	$698,459

        Maturity Date.    We are obligated to repay principal on the export credit facility over a ten or 12 year term.

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

ECA-guaranteed financings 2009—A320 aircraft

        General.    In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2010, five A320 family aircraft under this facility have been delivered from the manufacturer. We had $172.9 million of loans outstanding under this facility as of December 31, 2010. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding B.V became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. Only the Export Credit 2008 Facility will be available for the financing of future contracted Airbus deliveries subject to customary ECA conditions.

        Interest Rate.    The interest rates for the loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Floating rate tranches	$68,337	Three month LIBOR plus 1.11%
Fixed rate tranches	104,592	4.23%

Total:	$172,929

        Maturity Date.    We are obligated to repay principal on the export credit facility over a ten or 12 year term.

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

ALS I debt

        General.    On May 8, 2007, we completed a refinancing of our securitization of ALS I with the issuance of $1.7 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding ALS I debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS I's aircraft portfolio size to 70 aircraft.

        Following a number of aircraft sales, there are 57 aircraft in the ALS I portfolio as of December 31, 2010. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on the new notes, which are currently rated B3 and B by Moody's Investors Service and Standard & Poor's Ratings Services, respectively.

        Liquidity.    Crédit Agricole provided a liquidity facility in the amount of $72.0 million, which may be drawn upon to pay expenses of ALS I and its subsidiaries, senior hedge payments and interest on the new senior class of notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-3 note:

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Class G3 notes	$806.574	One month LIBOR plus 0.26%

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

        ALS I may voluntarily redeem the new notes for a redemption price of the notes equal to the outstanding principal balance of the notes. In addition, ALS I must pay any accrued but unpaid interest on the notes and any premium due to MBIA Insurance Corporation upon redemption of the notes. ALS I may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then ALS I may only redeem the notes in whole.

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

ALS II debt

        General.    On June 26, 2008, we completed a securitization in which ALS II issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's and A1 by Moody's. The class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders committed to advance funds, subject to certain conditions, including that ALS II shall have acquired at least 15 aircraft, up to an aggregate amount of $1.0 billion in connection with the purchase of 30 aircraft by ALS II. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The aggregate principal balance of the class A-1 notes together with the class A-2 notes will not exceed $1.0 billion. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders were used to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, all 30 of which have been delivered. The 30th aircraft was delivered in May 2010. The 30 aircraft are among the aircraft being delivered by Airbus to AerVenture between 2007 and 2011.

        ALS II also issued class E-1 notes (the most junior class of notes) to AerVenture Leasing 1 Limited on June 26, 2008, the proceeds of which were applied to pay expenses of ALS II during the period between June 26, 2008 and the first delivery of aircraft. Additional class E-1 notes were issued to AerVenture Leasing 1 Limited in connection with the sale of aircraft to ALS II, and will be issued to AerVenture Leasing 1 Limited, AerVenture and AerCap Holdings N.V. in certain other circumstances. We expect to consolidate ALS II's financial results in our financial statements.

        Liquidity.    Crédit Agricole provided a liquidity facility in the amount of $55 million, which may be drawn upon to pay expenses of ALS II and its subsidiaries, commitment fees owed to the commitment holders, senior hedge payments and interest on the class A-1 notes and class A-2 notes.

        Interest Rate.    Set forth below is the interest rate for the subclasses of notes not held by us. LIBOR is the London interbank offered rate for one-month U.S. dollar deposits or, under certain circumstances, an interpolated LIBOR rate.

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Class A-1 Notes	$803.852	One month LIBOR plus 1.85%

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

        On June 10,2010, the facility was amended and the revolving loans under the UBS revolving credit facility, which are divided into two classes, were amended. The maximum advance limit on class A loans was amended to $705.5 million from $830.0 million and the maximum advance limit on class B loans was amended to $144.5 million from $170.0 million.

        As of December 31, 2010, we had $591.7 million of loans outstanding under the UBS revolving credit facility.

        Borrowings under the UBS revolving credit facility can be used to finance between 66% and 79% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 74% and 80% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the UBS revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire on May 9, 2011.

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

Genesis Securitization debt

        General.    On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 38 aircraft in the GFL portfolio as of December 31, 2010.

        The primary source of payments on the notes is the lease payments on the aircraft owned by the subsidiaries of GFL. The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

        The notes initially were rated Aaa and AAA by Moody's Investors Service, Inc., or Moody's, and Standard & Poor's Rating Services or S&P, respectively. This rating was based on FGIC's rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently unrated by Moody's and S&P. As a result, Moody's and S&P have published stand-alone ratings of the G-1 notes of A3 and A-, respectively

        Liquidity.    Credit Agricole provide a liquidity facility in the amout of $60.0 million, which may be drawn upon to pay expenses of GFL and its subsdiaries, senior hedge payments and interest on the notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-1 note:

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Class G1 notes	$627,704	One month LIBOR plus 0.24%

        Maturity Date.    The final maturity date of the notes is December 22, 2032.

        Payment Terms.    Interest on the notes are due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and, subject to satisfying certain debt service coverage ratios and other covenants, will continue until December 2011. After December 19, 2011, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture

        GFL may voluntarily redeem the new notes for a redemption price of the notes equal to the outstanding principal balance of the notes. In addition, GFL must pay any accrued but unpaid interest on the notes and any premium due to FGIC upon redemption of the notes. GFL may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then GFL may only redeem the notes in whole.

        Aircraft Management Services.    Pursuant to our servicing agreements, GECAS provides us with most services related to leasing our GLS fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Our servicing agreement with GECAS provides that we will pay to GECAS a base fee of $150,000 per month for servicing the aircraft in our portfolio, which increases by a monthly base fee of 0.01% of the purchase price for additional aircraft outside of our portfolio serviced by GECAS. Under the servicing agreement, we are required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. The amounts presented above only reflect the base fee of $150,000 per month for the 38 aircraft in the portfolio.

        Collateral.    The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of GFL, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the portfolio that are registered in the United States or Ireland.

TUI portfolio acquisition facility

        General.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale and leaseback transaction pursuant to which it agreed to purchase 11 Boeing 737-800, six Boeing 757-200 and two Boeing 767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI.

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners I, AerCap Partners I Limited, entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing 737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners I pay the lenders for the amounts drawn on the senior facility in monthly installments. The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012.

        Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        As of December 31, 2010, following certain aircraft sales, 17 aircraft are financed in the transaction. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2010 was $313.2 million.

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

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Senior Facility	$236,206	One month LIBOR plus 1.575%
	$77,017	One month LIBOR plus 2.000%

Total	$313,223

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

        Put Option.    If AerCap Partners I Limited is the owner of the aircraft on the relevant put option date relating to the 19 aircraft (April 1, 2015 with respect to the 11 Boeing 737-800 aircraft and April 1, 2012 with respect to the remaining eight aircraft) and amounts under the facility remain outstanding with respect to the aircraft subject to the put option, Crédit Agricole can require AerCap Holdings N.V. (i) to purchase the subject aircraft, (ii) to purchase the subject aircraft and the shares of the relevant lessor of the subject aircraft or (iii) to purchase the beneficial interest that AerCap Partners I Limited has in the subject aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Maturity Date.    The maturity date of the senior facility is, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012.

        Collateral.    Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners I, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners I by Royal Bank of Scotland plc.

        Certain Covenants.    The senior facility contains customary covenants for secured financings through special purpose companies. AerCap Partners I also covenants in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%.

AT revolving credit facility

        General.    On December 16, 2010, AeroTurbine entered into a third amended and restated senior credit agreement with Crédit Agricole and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the credit facility under the second amended senior credit agreement increased from $328.0 million to $425.0 million. The maturity date for Crédit Agricole and a majority of lenders in the facility was extended from December 19, 2012 to December 19, 2014.

        As of December 31, 2010, AeroTurbine had $291.6 million outstanding under the Crédit Agricole credit facility.

        Interest Rate.    Borrowings under the facility bear interest at LIBOR plus a margin, (with the exception of certain swing line loans which bear interest based on the prime rate plus margin) . Set forth below are the interest rates for the Crédit Agricole revolving loan facility. From December 19, 2012, all borrowings under the facility will bear a margin of 2.50%.

	Amount outstanding at December 31, 2010	Interest rate
	(US dollars in thousands)
Revolving Loan Facility	$291.628	LIBOR + 1.99%

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

        Maturity Date.    The maturity date of the Crédit Agricole credit facility is December 19, 2014.

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

  •
  make certain capital expenditures.

        Guarantee.    AeroTurbine's obligations under the Crédit Agricole credit facility are guaranteed by AerCap Holdings N.V. and the credit facility requires that AerCap Holdings N.V. continue to own and control at least 51% of the outstanding shares of AeroTurbine.

Subordinated debt joint venture partners

        General.    In 2008 and 2010, AerCap and two of our joint venture partners each subscribed a total of $87.6 million of 20% fixed rate subordinated loan notes, or subordinated loan notes. The subordinated debt held by AerCap is eliminated in consolidation of the joint ventures. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of the joint ventures, the senior facility. As is the case in respect of the senior facility, the obligation of the joint ventures to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by the joint ventures.

        Interest Rate.    Interest accrues on the subordinated loan notes at a rate of 20% per annum. Subject to certain exceptions, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the noteholders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

        Voluntary Redemption.    Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, the joint venture partners may at any time redeem all or any of the outstanding subordinated loan notes.

        Collateral.    The collateral granted in respect of the senior facility also secures the debt constituted by the subordinated loan notes. However, the rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others.

Other debt

        We have entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2010 was $1.5 billion. These financings include:

Amount outstanding at December 31, 2010
(US dollars in thousands)
Pre-delivery payment facilities	$117,811
Secured aircraft portfolio transactions	307,452
Secured aircraft financings	724,014
Facilities for general corporate purposes	170,000
Japanese operating lease	80,703
Other financings	66,633

Total	$1,466,613

        The financings mature at various dates through 2022. The interest rates are based on fixed or floating LIBOR rates, with spreads on the floating rate transactions ranging up between 0.24% and 5.50% or fixed rate between 2.71% and 12.00%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

Item 6.    Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position
Directors(1)
Pieter Korteweg	69	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	63	Non-Executive Director, Vice Chairman
James N. Chapman	48	Non-Executive Director
Paul T. Dacier	53	Non-Executive Director
Michael Gradon	51	Non-Executive Director
Niall Greene	67	Non-Executive Director
Klaus W. Heinemann	59	Executive Director, Chief Executive Officer
W. Brett Ingersoll	47	Non-Executive Director
Marius J.L. Jonkhart	61	Non-Executive Director
Gerald P. Strong	66	Non-Executive Director
David J. Teitelbaum	39	Non-Executive Director
Robert G. Warden	38	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	43	Chief Legal Officer; Chief Operating Officer AerCap Holdings N.V.
Paul E. Rofe	51	Group Treasurer AerCap Holdings N.V.
Keith A. Helming	52	Chief Financial Officer AerCap Holdings N.V.
Aengus Kelly	37	Chief Executive Officer AerCap, Inc.
Michael King	44	Chief Executive Officer AeroTurbine, Inc.
Garry Failler	52	Chief Technical Officer AerCap Holdings N.V.
Edward (Ted) O'Byrne	39	Chief Investment Officer AerCap Holdings N.V.
Tom Kelly	47	Chief Executive Officer, AerCap Ireland

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

        James N. Chapman.    Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of SkyWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the board of directors of Hayes-Lemmerz International, Inc., MXenergy, Inc., Neenah Enterprises, Inc., Scottish Re Group Ltd., Tembec Inc. and Tower International, Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Paul T. Dacier.    Mr. Dacier has been a director of our company since May 27, 2010. He is also currently executive Vice President and general counsel of EMC Corporation (an information infrastructure technology and solutions company). He joined EMC as corporate counsel in 1990 and was promoted to general counsel in 1992, Vice President in 1993, senior Vice President in 2000 and executive Vice President in 2006. He was a non-executive director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier was elected to the council of the Boston Bar Association from 2007 until present and in 2010 he was named to the executive committee of their counsel. He served as a commissioner of the Massachusetts Judicial Nominating Commission from 2003 to 2006. He also is a past chair and remains on the board of directors of the New England Legal Foundation, a business appellate advocacy group. Mr. Dacier received a BA in history and a JD in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

        Michael Gradon.    Mr. Gradon has been a director of our company since May 27, 2010. He is also currently a non-executive director of Grosvenor Limited, Exclusive Hotels, Modern Water plc, and he is on the committee of The All England Lawn Tennis Club and Wimbledon Championships. He was a non-executive director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practised law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company ("P&O") where he was a main board director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O's property business. In addition Mr. Gradon served as Chairman of La Manga Club, Spain, and chief executive of the London Gateway projects. Mr. Gradon holds an MA degree in law from Cambridge University.

        Niall Greene.    Mr. Greene has been a director of our company since May 27, 2010, He is also currently the vice chair of the board of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organization for the management of the International Registry of Mobile Assets and he is the chair of the board of Blade Engine Securitization Limited. He was a non-executive director of Genesis from October 2006 until the date of the amalgamation with AerCap International Bermuda Limited. Mr. Greene has more than 40 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.

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

        W. Brett Ingersoll.    Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., Co-Head of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of its Audit, Finance and Risk Committee and the Human Resources and Compensation Committee. In addition, Mr. Ingersoll is a director of various public and private companies, including DynCorp International, Inc., IAP Worldwide Services, Inc., Talecris Bio Therapeutics, Inc., Entrecap LLC and Endura Care, LLC. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a director of our company since October 11, 2005. He is currently also a member of the Supervisory Boards of BAWAG P.S.K. AG, Tata Steel Nederland B.V., Orco Bank International N.V. and Staatsbosbeheer, and a non-executive director of Aozora Bank. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC. Mr. Jonkhart is an independent consultant. He was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and the Chief Executive Officer of NOB Holding N.V. He also served as the director of monetary affairs of the Dutch Ministry of finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the Connexxion Holding N.V., European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

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

        David J. Teitelbaum.    Mr. Teitelbaum has been a director of our company since September 20, 2005. Mr. Teitelbaum is a Partner of Cerberus Capital Management, LLC and has worked for Cerberus and/or its affiliates since 1997. Mr. Teitelbaum is responsible for Cerberus's European advisory offices, overseeing activities that include Private Equity, Real Estate and Distressed Debt. Prior to joining the Cerberus Companies in 1997, Mr. Teitelbaum spent three years working on corporate finance and M&A transactions in the Los Angeles office of Donaldson, Lukfin & Jenrette. Mr. Teitelbaum has a Bachelor of Science from the University of California, at Berkeley.

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

Executive Officers

        Wouter M. (Erwin) den Dikken.    Mr. den Dikken was appointed as our Chief Operating Officer in 2010 in addition to his role as Chief Legal Officer to which role he was appointed in 2005. Mr. Den Dikken also previously served as the Chief Executive Officer of our Irish operations. He joined our legal department in 1998. Prior to joining us, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

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

        Keith A. Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap in 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving recently for five years as Chief Financial Officer at aircraft lessor GECAS. He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

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

        Garry Failler.    Mr. Failler was appointed Chief Technical Officer of AerCap in January 2011. Previously he held the position of Chief Operating Officer of AeroTurbine in Miami. Mr. Failler has 30 years of extensive knowledge in the areas of aircraft Maintenance and Engineering, airline operations, aircraft design as well as in Maintenance, Repair & Overhaul (MRO). Prior to joining AeroTurbine, he served as Executive Vice President of Operations and Engineering at AeroThrust Corporation. Previous to this, Mr. Failler held various leadership positions including six years as Vice President of Engine Maintenance at Air Canada in Montreal. He also held leadership positions at Bombardier Aerospace and started his career at Canadian Airlines in Toronto where he held the position of Propulsion Engineer for eleven years. Mr. Failler earned diplomas in both Mechanical and Aeronautical Engineering from the Southern Alberta Institute of Technology in Calgary, Alberta, Canada.

        Edward O'Byrne.    Mr. O'Byrne has been appointed Chief Investment Officer in January 2011. Previously he held the position of Head of Portfolio Management overseeing aircraft trading, OEM relationships and portfolio management activities. He also currently serves as Chairman of the Board of AerCap's subsidiary AerVenture. Mr. O'Byrne joined AerCap in July 2007 as Vice President of Portfolio Management and Trading. Prior to joining AerCap, he worked as Airline Marketing Manager at Airbus North America and later as Director, Sales Contracts for Airbus Leasing Markets in Toulouse, France. Mr. O'Byrne received his MBA from the University of Chicago Booth School of Business and his BA from EuroMed in France.

        Tom Kelly.    Mr. Kelly was appointed Chief Executive Officer of AerCap Ireland in 2010 Mr. Kelly previously served as Chief Financial Officer of our Irish operations and has a substantial aircraft leasing and financial services background. Previously, Mr. Kelly spent ten years with GECAS where his last roles were as Chief Financial Officer and director of GECAS Limited, GECAS's Irish operation. Mr. Kelly also served as global controller for GECAS in his role as Senior Vice President & Controller. Prior to joining GECAS in 1997, Mr. Kelly spent over eight years with KPMG in their London office, acting as a Senior Manager in their financial services practice. Mr. Kelly is a Chartered Accountant and holds a Bachelor of Commerce degree from University College Dublin.

Compensation of Non-Employee Directors

        We currently pay each Non-Executive Director an annual fee of €75,000 and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. We pay our Chairman of our Board of Directors €150,000 per year. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the chair of the Nomination and Compensation Committee an annual fee of €15,000 and each committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. Furthermore we pay Non-Executive Directors who are a member of the Group Treasury and Accounting Committee and/or the Group Portfolio and Investment Committee an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition our Non-Executive Directors receive an annual grant of options to acquire shares in the Company, as provided for in the Company's remuneration policy for members of the Board of Directors and in accordance with the terms of the Company's stock option plan as approved by the general meeting of shareholders on October 31, 2006. On December 31, 2010 options to acquire a total of 21,287 shares in the Company have been granted under this plan to our Non-Executive Directors, as further specified below in this report. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive Officer Compensation

        In 2010, we paid an aggregate of approximately $7.4 million in cash (base salary and bonuses) and benefits as compensation to our ten executive officers during the year.

        Compensation packages of our executive officers, consisting of base salary and bonuses (along with other benefits), are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer (except for the compensation package of Mr. King, which is determined by Mr. A. Kelly) on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary and bonus (along with other benefits), is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, equity awards may be granted by the Nomination and Compensation Committee under our equity incentive plan, as further outlined below.

        The amount of the annual bonus for each executive officers and our Chief Executive Officer, determined by our Nomination and Compensation Committee and the Board of Directors, respectively, is dependent on the target bonus level, pre-established for each individual executive officer and the Chief Executive Director by the Nomination and Compensation Committee and the Board of Directors, respectively, in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual executive officer and the Chief Executive Officer, respectively. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions which, if so, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise.

        Equity awards granted to our executive officers under the Company's equity incentive plan are subject to vesting criteria related to our performance relative to our internal budget or multiple-year planning, as approved by the Board of Directors each year, except the stock options granted in December 2008 which are solely subject to time-based vesting criteria in view of the unpredictable global economic situation at the time of granting those particular option awards. Currently no equity awards have been granted under this plan to our Chief Executive Officer.

        The restricted share units granted to our executive officers in 2010 are all subject to vesting criteria related to our average performance over a number of years in order to promote and encourage good performance over a prolonged period of time. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in case of a change of control as defined in the respective equity award agreements as per customary practice.

        Severance payments are part of the employment agreements with three of our executive officers, including the Chief Executive Officer. The amount of the pre-agreed severance is calculated in accordance with the so called cantonal court termination formula, as customarily applied in the Netherlands labor practice, except for the Chief Executive Officer's severance which is based on a flat 18 months base salary plus bonus in accordance with his pre-existing employment agreement.

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

AerCap Holdings N.V. Equity Incentive Plan

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 of our shares.

        The terms and conditions of awards, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee and, for our Directors, by the Board of Directors in line with the remuneration policy approved by the general meeting of shareholders, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, i.e., employees owning more than 10% of our ordinary shares, for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive stock options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

        In 2007, a total of 2,400,000 of non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The options are exercisable at a strike prices of $24.63 per share option. As of December 31, 2010, 1,237,500 of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In June 2008, a total of 100,000 of non-qualified stock options were issued under the equity incentive plan to a certain employee of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The options are exercisable at a strike prices of $15.03 per share option. As of December 31, 2010, 75,000 of these options respectively remain outstanding with the remainder having been forfeited due to not-meeting performance based criteria.

        In December 2008, a total of 700,000 non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued are time-based only and vest at December 31, 2011 subject ot certain conditions and all options are exercisable at a strike price of $2.95 per share option. As of December 31, 2010, 650,000 of these options remain outstanding with the remainder having been forfeited.

        In 2009, no additional awards were granted under the AerCap Holdings N.V. equity incentive plan.

        In 2010 (and in the beginning of 2011), a total of 825,000 restricted share units were issued under the equity incentive plan to certain employees of the Company. 200,000 of these restricted share units will vest on May 31, 2013 based on both time and performance based criteria. 100,000 of these restricted share units will vest on February 28, 2015 based on both time and performance based criteria. The remaining 525,000 share units will vest on May 31, 2015 based on both time and performance based criteria. It is noted that, in addition to previous grants under the equity incentive plan, the performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to even more promote and encourage good performance over a prolonged period of time. As of December 31, 2010, all restricted share units remain outstanding.

        In December 2010, a total of 21,287 non-qualified stock options were issued under the equity incentive plan to the Non-Executive Directors of the Company. All options issued are time-based only and vest at January 1, 2014 and all options are exercisable at a strike price of $14.12 per share option. As of December 31, 2010 all of these options remain outstanding

Board Practices

General

        Our Board of Directors currently consists of 12 directors, 11 of whom are non executive .In addition, following the closing of the transaction with Waha on November 11, 2010, we have two Waha observers on our Board of Directors who have the right to attend meetings of our Board of Directors but who do not have voting rights. Our Board of Directors will propose two candidate directors, to be nominated by Waha, for appointment as director to the annual general meeting of shareholders currently scheduled to be held in May 2011, in accordance with the subscription agreement between AerCap and Waha and the other relevant contractual documentation in connection with the Waha Transaction referenced above.

        As a foreign private issuer, as defined by the Securities Exchange Act of 1934, as amended, we are not required to have a majority independent Board of Directors under applicable New York Stock Exchange rules. Our Board of Directors meets The Netherlands Corporate Governance Code independence requirements, which stipulate that, for the Board of Directors to be considered "independent", all or all but one of the Non-Executive Directors shall meet The Netherlands Corporate Governance Code independence criteria. According to these criteria a Non-Executive Director (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any Dutch public company affiliated with us, (ii) in the year prior to his or her appointment, have had an important business relationship with us or any Netherlands public company affiliated with us, (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, and (vi) in the year prior to his or her appointment, has temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

        The directors are appointed at the general meeting of the shareholders. Our directors may be appointed by the vote of a majority of votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the appointment. Without a Board of Directors proposal, directors may also be appointed by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

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

        The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our Articles of Association and our internal rules for the Board of Directors. The Non-Executive Directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the Non-Executive Directors are guided by the interests of the company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders and other stakeholders in the Company. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.

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

        In 2010, the Board of Directors met on seven occasions. Throughout the year, the Chairman of the Board and individual Non-Executive Directors were in close contact with our Executive Officers. During its meetings and contacts with the Executive Officers, the Board discussed such topics as the Company's annual reports and annual accounts for the financial year 2010, the closing of the amalgamation with Genesis Leasing Limited, the Company's liquidity position, remaining funding requirements and funding sources, the Company's hedging policies, the Waha Transaction including the joint venture and the issue of shares in the capital of the Company, the forward order with Boeing in respect of new Boeing 737NG aircraft, executive management succession planning, review and discussion of reports from the various Board committees, strategic alternatives, the budget for 2011, remuneration and compensation, Board rotation schedule, governance and risk management and control, including but not limited to compliance with the Sarbanes Oxley Act.

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

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of up to ten current members of our senior management. The current members of our Group Executive Committee are Mr. Heinemann, Mr. Helming, Mr. A. Kelly, Mr. Rofe, Mr. den Dikken, Mr.. O'Byrne, Mr. T. Kelly and Mr. Failler.

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million, among others. It is chaired by our Chief Financial Officer and is comprised of members of the Group Executive Committee and Non-Executive Directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Mr. Helming, Mr. Heinemann, Mr. Warden, Mr. A. Kelly and Mr. Chapman.

        Our Group Treasury and Accounting Committee has authority and is responsible for committing debt funding in excess of $100 million but not exceeding $500 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain Non-Executive Directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Mr. Helming, Mr. Teitelbaum, Mr. Heinemann, Mr. A. Kelly, Mr. Rofe, Mr. T. Kelly, Mr. Jonkhart and Mr. Warden.

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three Non-Executive Directors who are "independent" as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Mr. Jonkhart, Mr. Chapman and Mr. Bolger. The Chair of the Audit Committee is Mr. Bolger.

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of the Chief Executive Officer, Non-Executive Director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment to the Board of Directors. In addition our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment and recommends candidates for positions in the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee, the Group Executive Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three Non-Executive Directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Mr. Ingersoll, Mr. Jonkhart, Mr. Dacier and Mr. Korteweg.

Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2008	December 31, 2009	December 31, 2010
Amsterdam, The Netherlands	87	74	70
Shannon, Ireland	44	50	55
Fort Lauderdale, FL	17	18	17
Miami, FL(1)	128	120	126
Goodyear, AZ(1)	83	46	44
Other(2)	23	37	44

Total	382	345	356

(1)
Employees located in Miami, Florida and Goodyear, Arizona are employees of AeroTurbine which we acquired in April 2006.

(2)
We also lease small offices in Shanghai (China), Irvine (TX), Finchampsted (UK), the United Arab Emirates and Singapore.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we may be required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must not only promote the interests of employees, but also take into account the interests of the company and its shareholders.

Share ownership.

        The following table sets forth beneficial ownership of our shares which are held by members of our senior management team and our Non-Executive Directors:

	Cerberus Fund Options(1)		AerCap Holdings N.V. Options/Shares/Restricted Share Units
	Ordinary shares underlying vested, but unexercised options(2)(3)	Ordinary shares underlying options(4)	Restricted share units(10)	Ordinary shares acquired through exercise of Cerberus Fund exchange right(11)	Ordinary shares acquired through conversion of Genesis shares (12)	Ordinary shares acquired through open market purchases	Fully Diluted Ownership Percentage(5)
Directors:
Ronald J. Bolger	27,734	1,774	—	—	—	—	*
James N. Chapman	55,300	1,774	—	—	—	2,000	*
Paul T. Dacier	—	1,774	—	—	2,609	—	*
Michael Gradon	—	1,774	—	—	2,609	—	*
Niall Greene	—	1,774	—	—	2,609	—	*
Pieter Korteweg	—	3,547	—	27,230	—	—	*
W. Brett Ingersoll(6)	—	1,774	—	—	—	—	*
Klaus W. Heinemann(7)	—	—	—	859,926	—	35,000	*
Marius J. L. Jonkhart	27,734	1,774	—	—	—	10,000	*
Gerald P. Strong(6)	—	1,774	—	—	—	—	*
David J. Teitelbaum(6)	—	1,774	—	—	—	—	*
Robert G. Warden(6)	—	1,774	—	—	—	—	*
Executive Officers:
Wouter M. (Erwin) den Dikken	61,005	287,500	225,000	148,565	—	11,000	*
Garry Failler(8)	—	—	100,000	—	—	—	*
Keith A. Helming	452,177	375,000	200,000	—	—	25,000	*
Aengus Kelly	122,015	625,000	—	252,791	—	10,000	*
Tom Kelly(8)	—	—	100,000	—	—	—	*
Michael King(9)	—	137,500	—	—	—	—	*
Edward (Ted) O'Byrne(8)	—	—	100,000	—	—	1,500	*
Paul E. Rofe	—	—	100,000	—	—	—	*

All our directors and executive officers as a group (20 persons)	745,965	1,446,287	825,000	1,288,512	7,827	94,500	2.9%

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

(3)
The exercise price of these options is equivalent to $7.00 per ordinary share.

(4)
1,000,000 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 75,000 of these options expire on June 2, 2018 and carry a strike price of $15.03 per option. 350,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. The remaining 21,287 options expire on December 31, 2020 and carry a strike price of $14.12 per option.

(5)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person.

(6)
Mssrs. Ingersoll and Warden are each a Managing Director of Cerberus Capital Management, L.P. and Mssrs. Strong and Teitelbaum are Managing Directors of affiliates of Cerberus Capital Management, L.P.

(7)
Mr. Heinemann is both a member of our Board of Directors and our Chief Executive Officer.

(8)
Mr. Failler, Mr. T. Kelly and Mr. O'Byrne have been appointed member of the Company's Group Executive Committee effective as of January 2011. The restrictive share units they are holding, have been awarded prior to their appointment to the Group Executive Committee.

(9)
In addition to the options to acquire shares in the Company, Mr. King holds certain equity rights in AeroTurbine, Inc. an indirectly fully owned subsidiary of the Company.

(10)
All restricted share units are subject to vesting conditions. 200,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2013. 100,000 of these restricted share units will vest, subject to the vesting conditions, on February 28, 2015. The remaining 525,000 share units will vest, subject to the vesting conditions, on May 31, 2015.

(11)
After disposal of shares to satisfy personal income tax, as applicable.

(12)
Acquired through conversion of ADR's in Genesis Leasing Limited into the Company's ordinary shares in connection with the amalgamation with Genesis on March 25, 2010.

        All of our ordinary shares have the same voting rights.

        The address for all our officers and directors is c/o AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our common outstanding shares as of March 23, 2011, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Waha Capital PJSC	29,846,611	20.0%
Stephen Feinberg(1)	27,851,839	18.7%
Wellington Management Company, LLP	14,549,953	9.7%
Columbia Asset Management	9,573,667	6.4%

(1)
Cerberus beneficially owns 18.7% of our ordinary shares on a fully diluted basis assuming the vesting and exercise of all outstanding Cerberus Fund options. All of these shares have the same rights as our other ordinary shares. Stephen Feinberg exercises sole voting and investment authority over all of our ordinary shares owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 18.7% of our ordinary shares. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

        As of December 31, 2010, none of our ordinary shares were held by record holders in the Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

Related Party Transactions with Current Affiliate

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.8 million as a guarantee fee and for these management services during 2010. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5.2 million, $4.8 million, $4.6 million, $4.6 million and $4.1 million the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

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

        On November 11, 2010 we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in Waha's own 12-aircraft portfolio and a 50% interest in four CRJ aircraft.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority owned by Cerberus. In addition, Mr. Korteweg, the Chairman of our Board of Directors, and Mr. Jonkhart, a non-executive director, are and or were also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expired in March 2010. Under the terms of the guarantee arrangement, we were required to provide cash collateral to Aozora Bank if we breach certain financial covenants. We paid Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed..

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2010, we had drawn and there remained outstanding $489.6 million of the class A loans and $102.0 million of the class B loans.

        In 2008, we acquired one A320-200, two Boeing 737s, one Boeing 757 and six MD 80s from EntreCap, an entity controlled by Cerberus. The purchase price of these aircraft was approximately $67 million.

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

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2010	14.41	7.51
Quarterly highs and lows
Quarter 1 2010	11.73	7.51
Quarter 2 2010	14.41	10.02
Quarter 3 2010	13.75	9.88
Quarter 4 2010	14.33	11.70
Monthly highs and lows
January	10.88	8.75
February	9.51	7.68
March	11.73	9.49
April	14.21	11.70
May	14.41	10.02
June	12.73	10.36
July	13.13	9.88
August	13.75	10.44
September	12.23	10.95
October	12.96	11.70
November	14.33	12.50
December	14.20	12.83
2011
January	15.95	13.76
February	15.99	13.32
March (through March 22, 2011)	13.93	12.62

(1)
Share prices provided are closing prices for all periods presented.

        On March 22, 2011, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $12.87.

Item 10.    Additional Information.

Memorandum and articles of association.

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2010, we had 200,000,000 authorized ordinary shares, par value €0.01 per share, of which 149,232,426 were issued and outstanding.

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

        At the annual general meeting held in 2008 pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this annual report was 200 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. At the annual general meeting held in 2008 pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to limit or exclude preemptive rights.

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

        At the annual general meeting held in 2010, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares, which authorization is valid for 18 months.

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

Controls and Procedures Statement Under the Sarbanes Oxley Act

        As of December 31, 2010, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Corporate Social Responsibility

        During 2010 the Board has discussed and reviewed the Company's corporate social responsibility (CSR) objectives and activities. Although it is acknowledged that the Company's aircraft and engines are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition the Board has discussed and reviewed the Company's activities and conduct as it relates to ethics, labor environment, citizenship and transparency and financial reporting.

External Auditors

        Our external auditor is responsible for auditing the financial statements. Following the recommendation by the Audit Committee and upon proposal by the Board of Directors, the General Meeting of Shareholders appoints each year the auditor to audit the financial statements of the current financial year. The external auditor reports to our Board of Directors and the Audit Committee of our Board of Directors. The external auditor is present at the meetings of the Audit Committee when our quarterly and annual results are discussed.

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee pre-approves every engagement of our external auditor. Our Board rules determine, in line with Dutch laws and regulations, that when the responsible partner of the external audit firm has been in charge of the audit activities during a continuous period of five years without rotation, he will have a conflict of interest with the Company. The current responsible partner was appointed in the year 2006 for the first time.

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

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements. . The Directors may be granted equity based remuneration under the Company's incentive plan that is designed to promote the Company's interests by granting remuneration in the form of, amongst others, share or share options to directors, employees, consultants and advisors with a view to align their interests with the Company's (the

"AerCap Holdings N.V. Equity Incentive Plan"), as approved by our shareholders on October 31, 2006, prior to the listing of the shares in our Company on the New York Stock Exchange. On December 31, 2010 options to acquire a total of 21,287 shares in the Company have been granted under this plan to our Non-Executive Directors.

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

Disclosure of Insider Transactions

        Members of our Board of Directors and our executive management report their equity interests in the Company to the SEC on a voluntary basis.

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

Registrar and Transfer Agent

        A register of holders of the ordinary shares will be maintained by StockTrans, a Broadridge company in the United States who will also serve as the transfer agent. The telephone number of StockTrans is 1-800-733-1121.

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

        Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Mr. Finazzo, Ms. Finazzo and Mr. Nichols. Pursuant to the Stock Purchase Agreement, in April 26, 2006, we acquired all of the existing share capital of AeroTurbine. The purchase price for the AeroTurbine shares was $144.7 million.

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

        A U.S. Holder that is a qualifying tax-exempt pension fund, pension trust, tax-exempt company or other organization constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits that satisfies the conditions of the Convention, may be entitled to an exemption or a refund of paid dividend taxes. Qualifying tax exempt pension organizations (as referred to in Section 35 of the Convention) must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt trusts, companies or U.S. organizations (as referred to in Section 36 of the Convention) are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the

"Belastingdienst/Limburg/kantoor buitenland, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

        A qualifying tax-exempt entity that is a resident of a Member State of the European Union, or resident of a State of the European Economic Area that has been specifically designated in a Ministerial Regulation (2010: Norway and Iceland; 2011: Norway, Iceland and Liechtenstein), may be eligible for a refund of paid dividend taxes, if such entity also would not be subject to Dutch corporate income tax if it would be tax resident in The Netherlands. This refund is not available to entities that are engaged in similar activities as investment institutions (in Dutch: "beleggingsinstellingen") as referred to in Section 6a or 28 of The Netherlands Corporate Income Tax Act 1969.

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

        Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to pay to The Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

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

        If the above mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year (2010). As of January 1, 2011, the aggregate amount of the investment assets for the year is the fair market value of the investment less the allowable liabilities at the beginning of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% for 2010 and

25% for 2011 (in both years a reduced corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

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

U.S. Tax Considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, the Medicare tax on net investment income, or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

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

Cash Dividends and Other Distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company ("PFIC") rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2012.

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

Sale or Disposition of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that the Company is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2012, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2010 and our equity as of December 31, 2010 as set forth in our annual statutory accounts were $195.4 million and $2,254.9 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

Interest Rate Risk

        The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

        Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of December 31, 2010 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors.

        The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Notional amounts	$3,190	$2,721	$2,127	$990	$688	$380	$53	$46.1
Weighted average strike rate	3.16%	2.94%	2.70%	3.98%	4.32%	4.68%	4.50%	—

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Notional amounts	$845	$590	$423	$233	$31	—	—	$(38.9)
Weighted average pay rate	4.90%	1.75%	1.44%	1.48%	2.23%	—	—	—

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$141	$107	$70	$45	$27	—	—	$(7.8)
Weighted average pay rate	3.00%	3.00%	3.00%	3.00%	3.00%	—	—	—

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

Foreign Currency Risk and Foreign Operations

        Our functional currency is the US dollar. As of December 31, 2010, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2010, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $54.7 million in US dollar equivalents and represented 45.5% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2010, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2010 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.    Audit committee financial expert.

        Our Board of Directors has determined that Mr. Bolger is an "audit committee financial expert" as that term is defined by SEC rules, and that he is "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B.    Code of Conduct.

        Our Board of Directors has adopted our code of conduct, a code that applies to members of the Board of Directors including its Chairman and other senior officers, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2009 and December 31, 2010:

	2009	2010
	(U.S. dollars in thousands)
Audit fees	$2,633	$2,543
Audit-related fees	—	—

Total	$2,633	$2,543

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

        During the 12-month periods ended December 31, 2009 and December 31, 2010, our auditors were not engaged to perform any services that are defined as tax fees or for any other type of services.

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
2.24	Shareholders' Agreement, dated June 21, 2009, among AerCap AerVenture Holding B.V., Waha AV Participations B.V. and AerVenture Limited(7)
2.25	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (8)
2.26	Subscription Agreement dated October 25, 2010 between AerCap Holdings N.V., Waha AC Cooperatief U.A. and Waha Capital PJSC
2.27	Registration Rights Agreement dated October 25, 2010 between AerCap Holdings NV and Waha AC Cooperatief U.A.
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
23.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm

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

Date: March 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompaning consolidated balance sheets and the related consolidated statements of income, cash flows and equity present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, including in "Management's Annual Report on Internal Control over Financial Reporting" under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 23, 2011
PricewaterhouseCoopers Accountants N.V

/s/ P.C. Dams RA

P.C. Dams RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2009 and 2010

		As of December 31,
	Note	2009	2010
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$182,617	$404,450
Restricted cash	3	140,746	222,464
Trade receivables, net of provisions of $3,392 and $2,606	4	48,070	49,055
Flight equipment held for operating leases, net	5	5,230,437	8,061,260
Net investment in direct finance leases		34,532	30,069
Notes receivable, net of provisions, of nil and nil	6	138,488	15,497
Prepayments on flight equipment	7	527,666	199,417
Investments	8	21,031	72,985
Goodwill	9	6,776	6,776
Intangibles	9	31,399	58,637
Inventory	10	102,538	121,085
Derivative assets	11	44,866	55,211
Deferred income taxes	16	80,098	94,560
Other assets	12	180,237	209,141

Total Assets		$6,769,501	$9,600,607

Liabilities and Equity
Accounts payable		$11,832	$16,045
Accrued expenses and other liabilities	13	80,399	121,389
Accrued maintenance liability		228,006	420,824
Lessee deposit liability		126,093	130,031
Debt	14	4,846,664	6,566,163
Accrual for onerous contracts	15	22,363	12,928
Deferred revenue		33,011	60,061
Derivative liabilities	11	7,801	55,769

Total Liabilities		5,356,169	7,383,210
Share capital	17	699	1,570
Additional paid-in capital		593,133	1,333,025
Accumulated other comprehensive income		—	5,005
Retained earnings		664,177	871,750

Total AerCap Holdings N.V. shareholders' equity		1,258,009	2,211,350
Non-controlling interest		155,323	6,047

Total Equity		1,413,332	2,217,397

Total Liabilities and Equity		$6,769,501	$9,600,607

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2008, 2009 and 2010

		Year ended December 31,
	Note	2008	2009	2010 (a)
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	19	$605,253	$650,604	$960,811
Sales revenue		616,554	324,781	850,034
Management fee revenue		11,749	12,074	11,815
Interest revenue		18,515	10,105	4,269
Other revenue		4,181	5,703	7,532

Total Revenues		1,256,252	1,003,267	1,834,461
Expenses
Depreciation	5	169,392	220,996	333,753
Asset impairment	22	18,789	32,574	14,437
Cost of goods sold		506,312	248,897	785,322
Interest on debt	14	219,172	92,152	240,258
Operating lease-in costs	15	14,512	13,090	12,332
Leasing expenses		55,569	65,164	68,102
Provision for doubtful accounts receivable	4	3,746	963	1,167
Selling, general and administrative expenses	20	128,268	116,201	120,228
Other expenses	21	—	2,965	—

Total Expenses		1,115,760	793,002	1,575,599

Income from continuing operations before income taxes		140,492	210,265	258,862
Provision for income taxes	16	431	(3,894)	(22,316)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses		—	—	274

Net Income		$140,923	$206,371	$236,820
Net loss (income) attributable to non-controlling interest		10,883	(41,205)	(29,247)

Net income attributable to AerCap Holdings N.V.		$151,806	$165,166	$207,573
Basic and diluted earnings per share	23	$1.79	$1.94	$1.81
Weighted average shares outstanding, basic and diluted		85,036,957	85,036,957	114,952,639

(a)
Includes the results of Genesis Lease Limited ("Genesis") for the period from March 25, 2010 (date of acquisition) to December 31, 2010 and the issue of shares to Genesis and Waha Capital PJSC ("Waha").

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2008, 2009 and 2010

	Year ended December 31,
	2008	2009	2010 (a) (b)
	(US dollars in thousands)
Net income	$140,923	$206,371	$236,820
Adjustments to reconcile net income to net cash provided by operating activities:
Amalgamation gain (c)	—	—	(31,023)
Depreciation	169,392	220,996	333,753
Asset impairment	18,789	32,574	14,437
Amortization of debt issuance costs	16,239	16,364	26,410
Amortization of intangibles	14,615	15,701	22,070
Gain on discounted purchase of securitized bonds	(2,783)	—	—
Provision for doubtful notes and accounts receivable	3,746	1,364	1,312
Capitalized interest on pre-delivery payments	(2,098)	(1,106)	(590)
Gain on disposal of assets	(80,341)	(36,007)	(37,203)
Mark-to-market of non-hedged derivatives	51,646	(18,929)	769
Deferred taxes	(642)	2,228	17,707
Share-based compensation	6,858	3,910	3,402
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(5,208)	(6,686)	(371)
Inventories	(5,469)	35,238	3,183
Other assets and derivative assets	(48,581)	(7,236)	(8,319)
Other liabilities	(75,823)	(63,968)	(14,170)
Deferred revenue	1,348	(1,613)	14,182

Net cash provided by operating activities	202,611	399,201	582,369
Purchase of flight equipment	(1,286,609)	(1,264,446)	(1,939,874)
Proceeds from sale/disposal of assets	467,539	153,481	664,218
Prepayments on flight equipment	(339,422)	(453,305)	(140,094)
Receipt of notes receivable in defeasance structures	44,157	—	—
Purchase of subsidiaries, net of cash acquired(*)	—	—	103,691
Purchase of investments	(17,550)	—	(7,500)
Sale of investments	6,234	—	—
Purchase of intangibles	(21,410)	—	(9,006)
Movement in restricted cash	(18,325)	(27,349)	(50,262)

Net cash used in investing activities	(1,165,386)	(1,591,619)	(1,378,827)
Issuance of debt	1,642,784	2,431,839	2,324,609
Repayment of debt	(742,258)	(1,414,456)	(1,485,690)
Debt issuance costs paid	(44,933)	(32,723)	(60,889)
Maintenance payments received	98,980	99,664	149,408
Maintenance payments returned	(64,572)	(46,897)	(42,250)
Security deposits received	43,644	42,169	29,535
Security deposits returned	(25,842)	(12,840)	(39,710)
Issuance of equity interests (**)	—	—	110,243
Capital contributions from non-controlling interests	5,000	111,700	32,375

Net cash provided by financing activities	912,803	1,178,456	1,017,631

Net increase (decrease) in cash and cash equivalents	(49,972)	(13,962)	221,173
Effect of exchange rate changes	1,799	3,016	660
Cash and cash equivalents at beginning of period	241,736	193,563	182,617

Cash and cash equivalents at end of period	$193,563	$182,617	$404,450

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2008, 2009 and 2010

	Year ended December 31,
	2008	2009	2010 (a) (b)
	(US dollars in thousands)
* Purchase of subsidiaries, net of cash acquired:
Consideration paid (34.4 million shares issued at a share price of $10.83)	—	—	$372,327
Fair value of net assets acquired	—	—	(403,350)
Amalgamation gain	—	—	31,023
Cash acquired	—	—	103,691

Purchase of subsidiaries, net of cash acquired	$—	$—	$103,691

**The issuance of equity interest is a net presentation of the following items:
Consideration paid (29.8 million shares issued at a share price of $13.85)	—	—	$413,376
Purchase of non-controlling interests	—	—	(262,092)
Purchase of investments	—	—	(41,041)

Issuance of equity interests (net cash received)	$—	$—	$110,243

Supplemental cash flow information:
Interest paid	141,330	100,012	185,106
Taxes paid (refunded)	631	(3,446)	641

(a)
Includes the results of Genesis Lease Limited ("Genesis") for the period from March 25, 2010 (date of acquisition) to December 31, 2010 and the issue of shares to Genesis and Waha Capital PJSC ("Waha").

(b)
The consolidated statement of cash flow for the year ended December 31, 2010, includes a reclassification, as compared to the 6-K filed on February 24, 2011, of $33,073 from net cash provided by operating activities to net cash used in investing activities.

(c)
The Amalgamation gain, net of transaction expenses of $274, as presented in the consolidated income statement, consists of the Amalgamation gain of $31,023, as presented in the consolidated statement of cash flow and transaction expenses of $30,749 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2008, 2009 and 2010

	AerCap Holdings N.V. Shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	AerCap Holdings N.V. shareholders' equity
	US dollars in thousands, except share amounts
Year ended December 31, 2008
Balance at January 1, 2008	85,036,957	$699	$602,469	—	$347,205	$950,373
Share-based compensation	—	—	6,858	—	—	6,858
Comprehensive income:
Net income for the period	—	—	—	—	151,806	151,806

Comprehensive income	—	—	—	—	151,806	151,806

Balance at December 31, 2008	85,036,957	$699	$609,327	—	$499,011	$1,109,037

Year ended December 31, 2009
Balance at January 1, 2009	85,036,957	$699	$609,327	—	$499,011	$1,109,037
Share-based compensation	—	—	3,910	—	—	3,910
Default AerVenture partner(a)	—	—	25,078	—	—	25,078
Sale to new AerVenture partner(b)	—	—	(45,182)	—	—	(45,182)
Comprehensive income:
Net income for the period	—	—	—	—	165,166	165,166

Comprehensive income	—	—	—	—	165,166	165,166

Balance at December 31, 2009	85,036,957	$699	$593,133	—	$664,177	$1,258,009

Year ended December 31, 2010
Balance at January 1, 2010	85,036,957	$699	$593,133	—	$664,177	$1,258,009
Share-based compensation	—	—	2,842	—	—	2,842
Issuance of equity capital	64,195,469	871	784,832	—	—	785,703
Purchase of non-controlling interests(c)	—	—	(49,854)	—	—	(49,854)
Sale to joint venture partner	—	—	2,072	—	—	2,072
Comprehensive income:
Other comprehensive income(d)	—	—	—	5,005	—	5,005
Net income for the period	—	—	—	—	207,573	207,573

Comprehensive income	—	—	—	5,005	207,573	212,578

Balance at December 31, 2010	149,232,426	$1,570	$1,333,025	$5,005	$871,750	$2,211,350

(a)
In March 2009, the 50% joint venture partner in AerVenture, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased shareholders' equity by $25,078, through the elimination of the related non-controlling interest.

(b)
In June 2009, we sold 50% of AerVenture to Waha. The sale decreased shareholders' Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

(c)
In November 2010, we repurchased Waha's 50% equity interest in AerVenture (Note 1). The purchase is accounted for as an equity transaction and no gain or loss was recorded in accordance with ASC 810.

(d)
In 2010 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2008, 2009 and 2010

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	US dollars in thousands, except share amounts
Year ended December 31, 2008
Balance at January 1, 2008	$950,373	$30,782	$981,155
Share-based compensation	6,858	—	6,858
Capital contributions from non-controlling interests	—	5,000	5,000
Purchase of non-controlling interests	—	(7,881)	(7,881)
Comprehensive income:
Net income for the period	151,806	(10,883)	140,923

Comprehensive income	151,806	(10,883)	140,923

Balance at December 31, 2008	$1,109,037	$17,018	$1,126,055

Year ended December 31, 2009
Balance at January 1, 2009	$1,109,037	$17,018	$1,126,055
Share-based compensation	3,910	—	3,910
Default AerVenture partner(a)	25,078	(25,078)	—
Sale to new AerVenture partner(b)	(45,182)	74,578	29,396
Capital contributions from non-controlling interests	—	47,600	47,600
Comprehensive income:
Net income for the period	165,166	41,205	206,371

Comprehensive income	165,166	41,205	206,371

Balance at December 31, 2009	$1,258,009	$155,323	$1,413,332

Year ended December 31, 2010
Balance at January 1, 2010	$1,258,009	$155,323	$1,413,332
Share-based compensation	2,842	—	2,842
Issuance of equity capital	785,703	—	785,703
Purchase of non-controlling interests(c)	(49,854)	(214,439)	(264,293)
Sale to joint venture partner	2,072	(2,072)	—
Capital contributions from non-controlling interests	—	37,988	37,988
Comprehensive income:
Other comprehensive income(d)	5,005	—	5,005
Net income for the period	207,573	29,247	236,820

Comprehensive income	212,578	29,247	241,825

Balance at December 31, 2010	$2,211,350	$6,047	$2,217,397

(a)
In March 2009, the 50% joint venture partner in AerVenture, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased shareholders' Equity by $25,078, through the elimination of the related non-controlling interest.

(b)
In June 2009, we sold 50% of AerVenture to Waha. The sale decreased shareholders' Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

(c)
In November 2010, we repurchased Waha's 50% equity interest in AerVenture. The purchase is accounted for as an equity transaction and no gain or loss was recorded in accordance with ASC 810.

(d)
In 2010 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

        We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom with a total of 356 employees, as of December 31, 2010.

        These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap or N.V.") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005 (the "2005 Acquisition"). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, "Business Combinations", this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share (Note 17) generating net proceeds of $143,017 which we used to repay debt. On August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares on The New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed ("the Genesis Transaction") and increased our outstanding ordinary shares by 34,348,858 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC ("Waha"). As part of this transaction our outstanding ordinary shares increased by 29,846,611 million. As of December 31, 2010, we had 149,232,426 shares issued and outstanding.

Genesis Transaction

        The Genesis Transaction which was completed on March 25, 2010 is fully reflected in all AerCap Holdings N.V. 2010 consolidated financial statements except for the first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) and cash flow statement. The amalgamation gain of $274 (net of transaction expenses) is reflected in one line item in the income statement and the impact of the Genesis Transaction on the cash flow statement was also reflected in a one line item (purchase of subsidiaries, net of cash acquired).

        Our main reasons for the Genesis Transaction included among others, the ability to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis' expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders. We believe that the Genesis Transaction creates

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

a company that is a leading participant in the aircraft and engine leasing businesses, with a strong balance sheet and diversified and profitable business lines.

        We allocated the purchase price of the Genesis Transaction to tangible assets, liabilities and identifiable intangible assets acquired, based on their estimated fair values.

        The fair value of Genesis' flight equipment held for operating leases was determined using the market approach. In the aviation industry, appraisal data is considered to reflect the highest and best use of the flight equipment on an "in use" basis. The estimated fair value of Genesis' flight equipment was therefore based on appraisal data in combination with current market transactions, taking into account the current maintenance condition of the underlying flight equipment including the hours and cycles on the aircraft since the last major maintenance event. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management. Intangible assets, consisting of lease premium, are amortized over the remaining life of the lease, using a straight-line amortization method. The weighted average amortization period of the intangible assets is 50 months. The fair value of Genesis' debt has been determined based on the income approach. The income approach was performed through the use of a net present value calculation. The fair value of the Genesis net assets acquired can be summarized as follows:

Fair value of net assets acquired as of March 25, 2010
(US dollars in thousands)
Assets
Cash and cash equivalents	$103,691
Restricted cash	31,456
Flight equipment held for operating leases	1,337,412
Intangibles (lease premium)	42,975
Deferred income taxes	34,089
Other assets	6,915

Total Assets	1,556,538
Liabilities
Accrued maintenance liability	$107,757
Debt	947,013
Derivative liabilities	66,196
Other liabilities	32,222

Total liabilities	1,153,188

Net assets acquired	$403,350

Consideration paid (34.4 million shares at a share price of $10.83, exchange ratio 1:1)	372,327

Amalgamation gain	$31,023

Transaction expenses	(30,749)

Amalgamation gain, net of transaction expenses	$274

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

Supplemental Pro Forma Data (Unaudited)

        The unaudited pro forma statement of operations data below gives effect to the Genesis Transaction, as if it had occurred on January 1, 2009 and January 1, 2010, respectively. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place at January 1, 2009 and January 1, 2010, respectively. The unaudited pro forma statement of operations data presented below does not reflect the anticipated realization of cost reductions and does not include the transaction expenses.

	Year ended December 31, 2009	Year ended December 31, 2010
Pro forma total revenue	$1,195,622	$1,889,121
Pro forma net income	183,944	218,534
Pro forma net income per share	$1.54	$1.77

Waha Transaction

        On November 11, 2010, we completed a transaction with Waha. As part of this transaction, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in Waha's 12-aircraft portfolio and a 50% interest in Waha's 4-aircraft portfolio. As of December 31, 2010, AerVenture is wholly owned subsidiary of AerCap.

Variable interest entities

        As further discussed in Note 14, we hold equity and subordinated debt investments in ALS I, ALS II and AerFunding. ALS I, ALS II and AerFunding are variable interest entities and we, as their primary beneficiaries under ASC 810, consolidate the accounts of ALS I, ALS II and AerFunding in our accounts since their inception dates.

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("China Aviation") and affiliates of Crédit Agricole establishing AerDragon. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. The joint venture owned nine aircraft at December 31, 2010, one of which it purchased from Airbus through an assignment of our purchase right under our 1999 Forward Order and one which it purchased directly from us. We act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. We provide certain aircraft and accounting related services to the joint venture. We have determined that AerDragon is a variable interest entity. AerCap further determined that it is not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon according to the equity method. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2010, our maximum exposure to losses incurred by AerDragon consists of the carrying amount of our equity investment of $30.3 million and the face value of the debt guaranteed of $25.0 million, totaling $55.3 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

        In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired are leased back to TUI Travel for varying terms. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. Under certain circumstances and at certain times, if the joint venture cannot meet its obligations under the senior debt facility, and the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes in connection with the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I. We have determined that AerCap Partners I is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated AerCap Partners I in our accounts.

        In 2010, we entered into three 50% joint ventures with three separate joint venture partners. The three joint ventures collectively own ten aircraft, consisting of three A330 aircraft, three A320 aircraft and four CRJ aircraft (joint venture with Waha). We have determined that these three joint ventures are variable interest entities for which we are the primary beneficiary. As such, we have consolidated these three joint ventures in our accounts. In 2010, we also entered into a 40% joint venture with Waha, which owns 12 aircraft. We have determined that the 40% joint venture is a variable interest entity. AerCap further determined that it's not the primary beneficiary of the 40% joint venture and accordingly, we account for our investment in the 40% joint venture according to the equity method.

        We also have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we are not the primary beneficiary and accordingly we do not consolidate AerCo in our consolidated financials statements. We have not assigned any value on our balance sheet for our investment in AerCo, because we do not expect to realize any value.

Risks and uncertainties

        Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. In order to meet our commitments under our forward order contracts, we will need to access committed debt facilities, secure additional financing for pre-delivery payment obligations, use our existing available cash balances, cash generated from aircraft leasing and sales, and, if necessary, the proceeds from potential capital market transactions. If we cannot meet our obligations under our forward purchase commitments, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

        We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft and engines. Although the aviation market recovered significantly in 2010 after the 2008-09 global recession, a deterioration of economic conditions and the current increase in oil prices could cause our lessees to default under their leases with us, which could negatively impact our cash flows and results of operations. Furthermore, the value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward effect on lease rentals and residual values and may require that the carrying value of our flight equipment be materially reduced. In addition, if we are not able to

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

sell our existing parts and engine inventory, we may be required to reduce the carrying value of such inventory through impairment charges.

        The values of trade receivables, notes receivable, intangible lease premium assets and the provision for onerous contracts are dependent upon the financial viability of related lessees, which is directly tied to the health of the commercial aviation market worldwide.

        We have significant tax losses carried forward in some of our subsidiaries, which are recognized as tax assets on our balance sheet. The recoverability of these assets is dependent upon the ability of the related entities to generate a certain level of taxable income in the future. If those entities cannot generate such taxable income, we will not realize the value of those tax assets and a corresponding valuation allowance and tax charge will be required.

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

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

        In the year ended December 31, 2009, we changed our estimates of useful lives and residual values of certain older aircraft which are designated for part-out during the next three years. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for older fuel-inefficient aircraft.

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited. The most significant cash balances to which we have limited access for group purposes are with our wholly-owned subsidiary AeroTurbine. The cash and cash equivalents are however freely usable by AeroTurbine for its operations and are not restricted as to withdrawal or usage at the respective subsidiary level.

        The access to AeroTurbine's cash and cash equivalents for group purposes is limited by its revolving credit facility, which limits dividend payments to us to a maximum of $10.0 million per year. However, under limited circumstances, we are able to receive cash from AeroTurbine through the sale of assets to it at arms-length prices. These assets are typically older generation aircraft which are scheduled to be disassembled by AeroTurbine. AeroTurbine generally funds these purchases by drawing on its revolving credit facility. AeroTurbine's cash and cash equivalents were $34.7 million as of December 31, 2010.

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

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is recognized as an intangible lease premium which is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost. Engines purchased primarily for leasing through our AeroTurbine operations are depreciated on a straight-line basis. Current production model engines and out-of-production model engines that are expected to be leased are depreciated to a residual value of approximately 60% of cost over a period of 15 and 7 years, respectively. Engines expected to be disassembled and sold through AeroTurbine's parts business upon termination of the lease are depreciated over the remaining lease term to a residual value based on expected net part-out proceeds. The carrying value of flight equipment that is designated for part-out is transferred to the inventory pool. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

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

Flight equipment held for sale

        We classify flight equipment which is subject to an executed sales agreement or an exercised purchase option as flight equipment held for sale and cease recognizing depreciation expense on such flight equipment at the time the sale contract is signed. We carry equipment held for sale at the lower of its carrying amount or fair value less cost to sell. Subsequent changes to the asset's fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not result in exceeding the original carrying value of the flight equipment held for sale.

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

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of ASC 810. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs are recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms. We evaluate all definite-lived intangible assets for impairment in accordance with ASC 360.

        Intangibles assets related to customer relationships are amortized over ten years, which is the length of time that we expect to benefit from existing customer relationships. The amortization in each year is based on the anticipated sales in each year which benefit from such relationships. Our FAA certification for AeroTurbine is amortized straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates.

Inventory

        Inventory, which consists primarily of engine and airframe parts and rotable and consumable parts, is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and bulk inventory purchases. Costs are allocated using the relationship of the cost of the engine, aircraft or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We evaluate this ratio on a quarterly basis and if necessary we update sales estimates and make prospective adjustments to this ratio. Any inventory identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

        Expenditures required for the recertification or betterment of inventory are capitalized in inventory and are expensed as the parts associated with such costs are sold.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with ASC 815. All derivatives are recognized on the balance sheet at their fair value. Fair value includes a consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk.

        When cash flow hedge accounting treatment is achieved under ASC 815, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transactions affects earnings.

        We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. The remaining balance in accumulated other comprehensive income at the time we discontinue hedge accounting is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

        When cash flow hedge accounting treatment is not achieved under ASC 815, the changes in fair values between periods are recognized as a reduction or increase of interest expense on the income statement.

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

        In addition, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to entering into the lease. We account for planned major maintenance activities such as lessor contributions and top-ups based on the expense as incurred method in accordance with the Airline Audit and Accounting Guide. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

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

Revenue recognition

        As lessor, we lease flight equipment principally under operating leases and report rental income ratably over the life of the lease as it is earned. We account for lease agreements that include step rent clauses on a straight line basis. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change. In certain cases, leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals which have been recognized as revenue, provisions are established on the basis of management's assessment of collectability and to the extent such rentals exceed related security deposits held, and are recorded as expenses on the income statement.

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

Foreign currencies

        Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place or at the rates of exchange under related forward contracts where such contracts exist. Subsequent receivables or payables resulting from such foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at each balance sheet date. All resulting exchange gains and losses are taken to the income statement under selling, general and administrative expenses.

Variable interest entities

        We account for investments in variable interest entities in accordance with ASC 810, Consolidation.

Earnings Per Share

        Earnings per share is presented in accordance with ASC 260 which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potentially dilutive common stock, such as stock options.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2009	2010
Cash securing our obligations under ECA-guaranteed financings	$7,581	$37,883
Cash securing our obligations under ALS I debt	38,861	39,770
Cash securing our obligations under ALS II debt	11,925	13,982
Cash securing our obligations under UBS revolving credit facility debt	44,447	56,594
Cash securing our obligations under Genesis Funding Limited ("GFL") securitization debt	—	18,526
Cash securing our obligations under TUI portfolio acquisition facility debt	10,692	11,608
Cash securing our obligations under other debt	10,095	47,745
Cash securing our obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	6,837	6,837
Cash securing our obligations under derivative instruments	5,880	(12,560)
Other	4,428	2,079

	$140,746	$222,464

        The cash securing our obligations under all our debt facilities is restricted and can only be used to pay for operating expenses incurred by the respective financing vehicle and to pay for interest and debt amortization of the respective debt. The majority of the restricted cash represents collections of these structures in the previous period, which will be paid as interest and debt amortization at the next payment date. The cash securing our rights and obligations under derivative instruments relates to interest rate caps and swaps for which we had to pay cash into restricted cash accounts for the benefit of our counterparties or for which we received cash into restricted cash accounts from our counterparties for our benefit.

4. Trade receivables, net of provisions

        Trade receivables consist of the following at December 31:

	2009	2010
Trade receivables	$51,462	$51,661
Allowance for doubtful accounts	(3,392)	(2,606)

	$48,070	$49,055

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves. As of December 31, 2010, we did not have any trades receivables recorded in relation to lessee defaults.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

4. Trade receivables, net of provisions (Continued)

        The change in the allowance for doubtful trade receivable is set forth below:

	Year ended December 31,
	2008	2009	2010
Provision at beginning of period	$4,088	$11,983	$3,392
Expense for doubtful accounts receivable	3,746	963	1,167
Other(a)	4,149	(9,554)	(1,953)

Provision at the end of period	$11,983	$3,392	$2,606

(a)
Other includes direct write offs and cash accounting for certain trade receivables.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2008	2009	2010
Net book value at beginning of period	$3,050,160	$3,989,629	$5,230,437
Fair value of flight equipment acquired in acquisitions	—	—	1,337,412
Additions	1,445,321	1,649,520	2,531,719
Depreciation	(164,249)	(215,574)	(329,639)
Impairment (Note 22)	(7,278)	(32,378)	(11,764)
Disposals	(319,793)	(119,349)	(646,841)
Transfers to direct finance leases/flight equipment held for sale	3,480	—	(3,550)
Transfer to inventory	(14,867)	(41,411)	(46,514)
Other(a)	(3,145)	—	—

Net book value at end of period	$3,989,629	$5,230,437	$8,061,260

Accumulated depreciation/impairment at December 31, 2008, 2009 and 2010	$(361,676)	$(542,309)	$(856,894)

(a)
As discussed further in Note 15, we settled onerous contract accruals at a discount of $3,145 in 2008. This discount was applied to reduce the net book value of the related aircraft.

        At December 31, 2010 we owned 271 aircraft and 95 engines, which we leased under operating leases to 118 lessees in 50 countries. The geographic concentrations of leasing revenues are set out in Note 19.

        Prepayments on flight equipment (including related capitalized interest) of $140,414, $375,690 and $468,933 have been applied against the purchase of aircraft during the years ended December 31, 2008, 2009 and 2010, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2010:

	2011	2012	2013	Thereafter
Capital expenditures	$597,603	$461,023	$135,610	$284,530
Pre-delivery payments	43,531	34,227	56,125	106,593

	$641,134	$495,250	$191,735	$391,123

        Our current operating lease agreements expire over the next twelve years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2010 are as follows:

Contracted minimum future lease receivables
2011	$933,787
2012	869,610
2013	764,556
2014	623,906
2015	509,374
Thereafter	1,497,443

$5,198,676

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

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2009	2010
Secured notes receivable	$5,763	$5,114
Notes receivable in defeasance structures	130,663	—
Notes receivable from lessee restructurings	2,062	10,383

	$138,488	$15,497

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

6. Notes receivable (Continued)

        The minimum future receipts under notes receivable at December 31, 2010 are as follows:

Minimum future notes receivable
2011	$10,545
2012	4,041
2013	911
2014	—
2015	—
Thereafter	—

$15,497

7. Prepayments on flight equipment

        In 2005, we signed a letter of intent with Airbus for the forward purchase of 70 aircraft, including five aircraft subject to reconfirmation rights. ("2005 Forward Order"). During 2008 and the first two months of 2009, we notified Airbus that we would not take delivery of the five aircraft subject to reconfirmation rights. In 2009 four additional aircraft were added to the forward order. As of December 31, 2010, 50 aircraft had been delivered and 12 aircraft were sold. The remaining seven A320 aircraft to be delivered as of December 31, 2010, are scheduled to be delivered between 2011 through 2013.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 wide-body aircraft ("A330 Forward Order"). In May 2007, we added an additional ten A330-200 aircraft to this order. In 2008 two A330 aircraft were delivered of which one was subsequently sold. In 2009 nine A330 aircraft were delivered and two additional A330 aircraft were added to the forward order. In 2010 nine A330 aircraft were delivered of which four were subsequently sold. As of December 31, 2010, 20 aircraft had been delivered, of which five aircraft were sold and 12 aircraft remained to be delivered pursuant to the agreement. The remaining 12 aircraft are scheduled to be delivered between 2011 through 2012.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        In connection with the current forward order contracts, we are required to make scheduled prepayments toward these future deliveries (Note 5). A total amount of interest of $13,582, $23,001 and $7,978 was capitalized with respect to these payments for the years ended December 31, 2008, 2009 and 2010, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

7. Prepayments on flight equipment (Continued)

        Following is a summary of the movements in prepayments on flight equipment during the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
Net book value at beginning of period	$247,839	$448,945	$527,666
Prepayments made	327,938	431,410	132,706
Prepayments applied against the purchase of flight equipment	(140,414)	(375,690)	(468,933)
Interest capitalized	13,582	23,001	7,978

Net book value at end of period	$448,945	$527,666	$199,417

8. Investments

        Investments consist of the following at December 31:

	2009	2010
25% equity investment in unconsolidated joint venture (AerDragon)	$19,986	$30,332
40% equity investment in unconsolidated joint venture (AerLift)	—	41,662
43% equity investment in unconsolidated joint venture (AerData)	1,045	991

	$21,031	$72,985

        Our equity investment in our unconsolidated joint ventures, AerDragon, AerLift and AerData, are accounted for under the equity method.

        In 2007, we sold two aircraft to our joint venture AerDragon. The gain relating to the sale of these aircraft has been credited to the investment in AerDragon in 2007. In 2008 and 2010, we invested an additional $10,000 and $7,500 in equity, respectively, in our joint venture AerDragon. As of December 31, 2010 we still hold a 25% equity investment.

        The 40% joint venture, AerLift, was acquired through the Waha Transaction.

9. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization:

	As of December 31, 2009
	Gross	Accumulated amortization	Other		Net
Lease premiums	$96,347	$(50,854)	$(29,064	)(a)	$16,429
Customer relationships—parts	19,800	(6,829)	—		12,971
Customer relationships—engines	3,600	(2,431)	—		1,169
FAA certificate at AeroTurbine	1,100	(270)	—		830
Non-compete agreement	1,100	(1,100)	—		—

Net book value at end of period	$121,947	$(61,484)	$(29,064)		$31,399

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

	As of December 31, 2010
	Gross	Accumulated amortization	Other		Net
Lease premiums	$148,328	$(73,039)	$(29,064	)(a)	$46,225
Customer relationships—parts	19,800	(9,229)	—		10,571
Customer relationships—engines	3,600	(2,516)	—		1,084
FAA certificate at AeroTurbine	1,100	(343)	—		757
Non-compete agreement	1,100	(1,100)	—		—

Net book value at end of period	$173,928	$(86,227)	$(29,064)		$58,637

(a)
Reduction in the year ended December 31, 2006 of $17,431 and $5,386 inclusive of deferred tax effect determined through the iterative calculation due to elimination of valuation allowances in Ireland and the U.S., respectively existing at the date of the 2005 Acquisition.

        The following table presents the changes to amortizable intangible assets during the periods indicated:

	Year ending December 31,
	2009	2010
Net carrying value at beginning of period	$47,099	$31,399
Fair value of intangibles acquired in acquisitions	—	42,975
Purchases of intangible lease premiums	—	9,006
Amortization	(15,700)	(22,070)
Impairment	—	(2,673)

Net carrying value at end of period	$31,399	$58,637

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2011	$17,906
2012	14,661
2013	11,252
2014	8,282
2015	5,118
Thereafter	1,418

58,637

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

        The remaining weighted average amortization period for the amortizable intangible assets is 49 months. Please refer to Note 22 for the impairment analysis of intangible assets.

        We recognized goodwill of $38,199 in the acquisition of AeroTurbine on April 26, 2006 ("AeroTurbine Acquisition"). As a result of the AeroTurbine Acquisition, we reduced goodwill by $31,423 in connection with the reduction of a valuation allowance against our US tax assets.

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

10. Inventory

        Following are the major classes of inventory at December 31,

	2009	2010
Engine and airframe parts	$100,215	$119,440
Work-in-process	2,323	1,645

	$102,538	$121,085

11. Derivative assets and liabilities

        We use a variety of derivative instruments to manage exposure to interest rate and foreign currency risk. These derivative products can include interest rate caps, floors, options and forward contracts.

        As of December 31, 2010, we had interest rate swaps, caps and floors and several foreign currency forward contracts with combined notional amounts of $4.2 billion and a combined fair value of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

11. Derivative assets and liabilities (Continued)

$0.6 million. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

        We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to two interest rate swaps, which we acquired through the Genesis Transaction. The change in fair value of these derivatives, therefore, is recorded in the income statement as an increase/(decrease) in interest expense as specified below:

	Year ended December 31,
	2008	2009	2010
Change in fair value of interest rate caps and floors	$(58,153)	$23,692	$(27,720)
Change in fair value of interest rate swaps acquired in Genesis Transaction	—	—	22,947

	$(58,153)	$23,692	$(4,773)

        As of December 31,2010 we have two interest rate swaps for which we achieved cash flow hedge accounting treatment. The two interest rate swaps had a positive fair value of $5,720 as of December 31, 2010. The change in fair value related to the effective portion of these two interest rate swaps is recorded, net of tax, in accumulated other comprehensive income.

        Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. Cash under such arrangements is included in restricted cash (Note 3).

        The maximum time period for which we hedge our exposure to forecasted transaction cash flows is 12 years, excluding the variability related to the payment of interest on floating rate debt obligations.

12. Other assets

        Other assets consist of the following at December 31:

	2009	2010
Debt issuance costs	$114,910	$152,001
Other tangible fixed assets	11,242	9,634
Receivables from aircraft manufacturer	22,250	18,281
Prepaid expenses	7,532	5,539
Other receivables	24,303	23,686

	$180,237	$209,141

        The increase in debt issuance costs is mainly caused by the delivery of aircraft, and associated debt funding during the year ended December 31, 2010.

        Amortization of debt issuance costs was $16,239, $16,364 and $26,410 for the years ended December 31, 2008, 2009 and 2010 respectively. The unamortized debt issuance costs at December 31, 2010 amortize annually from 2011 through 2038.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2009	2010
Guarantee liability	$2,342	$1,251
Accrued expenses	52,265	73,691
Accrued interest	9,515	24,137
Lease deficiency	13,009	22,310
Deposits under forward sale agreements	3,268	—

	$80,399	$121,389

        Guarantee liability—In 1996, we terminated lease agreements with two head lessors covering 12 A320 aircraft under which we were obligated as head-lessee. In connection with this early termination, we assigned our rights as sublessor under sublease agreements covering the 12 aircraft to the respective head lessors.

        In addition to the sublease assignments, we also issued guarantees to the head lessors covering the sublessee's obligations to the head lessors under the assigned subleases. We would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2010, the maximum amount which we could be required to pay is estimated at $6,837 and the fair value of the guaranteed liability is $1,251 as of December 31, 2010. The subleases and our obligations under the guarantees expire between the years 2011 and 2013. As referenced in Note 3, our potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to us according to a set schedule as the sublessee fulfills its obligations under the leases.

        We have recognized a liability equal to the estimated fair value of the guarantee since the time we became obligated for the guarantee as a result of a previous company acquisition. At the date of the 2005 Acquisition, we adjusted the fair value of the guarantee obligation in connection with the purchase accounting.

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 110 months.

        Deposits under forward sale agreements—In 2007, we entered into an amendment under its Airbus contract pursuant to which delivery positions for seven aircraft under the contract were effectively transferred to a third party buyer. Because retention of the total economic benefit of the transaction to us is subject to performance criteria by us and the third party buyer and subject to ultimate delivery of the aircraft to the third-party buyer, sales recognition has been deferred until delivery of each aircraft. Under the contract, we will receive some payments that will ultimately be re-paid and some payments which we will permanently retain. Amounts collected by us which will be re-paid are recognized as deposits under forward sales agreements and recognized as sales revenue upon delivery. As of December 31, 2010 all aircraft were delivered to the third-party buyer.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt

        Debt consists of the following as of December 31:

	2009	2010(1)	Weighted average interest rate December 31, 2010(2)	Maturity
ECA-guaranteed financings	$1,215,862	$1,577,325	2.46%	2022
ALS I debt	973,513	806,574	0.53%	2032
ALS II debt	634,059	803,852	2.11%	2038
UBS revolving credit facility	343,196	591,676	2.02%	2014
GFL securitization debt	—	627,704	0.50%	2032
TUI portfolio acquisition facility	370,383	313,223	1.94%	2015
AT revolving credit facility	311,497	291,628	2.26%	2014
Subordinated debt joint ventures partners(3)	63,317	87,568	19.52%	2022
Other debt	934,837	1,466,613	3.78%	2022

	$4,846,664	$6,566,163

(1)
As of December 31, 2010, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

(2)
The weighted average interest rate in the table above excludes the impact of derivative instruments, interest rate caps and interest rate swaps, which we hold to hedge our exposure to interest rates.

(3)
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

        Aggregate maturities of debt and capital lease obligations (included in other debt) during the next five years and thereafter are as follows:

Debt maturing
2011	$735,148
2012	790,757
2013	716,646
2014	1,096,527
2015	1,276,896
Thereafter	1,950,189

$6,566,163

        ECA-guaranteed financings—A320 aircraft—In April 2003, we entered into an $840.0 million export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.2 billion. In November 2008, the export credit facility was further amended to cover an additional one aircraft and the maximum amount

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

of the facility remained unchanged. The terms of the lending commitment in the ECA Facility are such that the ECA only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month LIBOR ranges from 0.12% to 0.90%. We are obligated to repay principal on ECA loans over a ten or 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        ECA-guaranteed financings 2008—Airbus A330 and A320 family aircraft —In December 2008, we entered into a $1.4 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. From time to time since 2008, the export credit facility has been further amended to cover certain additional Airbus A330 and A320 family aircraft and an ECA capital markets transaction in relation to three A330 aircraft. The maximum size of the facility was increased to $1.6 billion.

        Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The margin over three-month LIBOR ranges from 0.35% to 1.40%, and a significant tranche of this ECA debt has been fixed at a weighted average rate of 3.62%. The interest rates for the remaining loans will be agreed on a rolling basis. We are obligated to repay principal on ECA loans over a ten or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2008 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        ECA-guaranteed financings 2009—A320 aircraft—In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The interest rate for the aircraft financed as of December 31, 2010, is fixed and floating, with the fixed rate tranche bearing a

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

weighted average interest cost of 4.23%, and the floating rate tranche bearing an average margin of 1.11% over three month USD LIBOR. We are obligated to repay principal on ECA loans over a ten or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2009 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        As of December 31, 2010, five A320 family aircraft under this facility have been delivered from the manufacturer. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding NV became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. Only the Export Credit 2008 facility will be available for the financing of future contracted Airbus deliveries subject to customary ECA conditions.

        At December 31, 2010, we had financed 41 aircraft under ECA-guaranteed financings. The net book value of aircraft pledged to the ECA was $1.8 billion at December 31, 2010.

        ALS I debt—Aircraft Lease Securitisation Limited ("ALS I") is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS I is owned 95.1% by Jersey charitable trusts and 4.9% by AerCap Ireland and is a consolidated subsidiary. ALS I was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On May 8, 2007, we completed a refinancing of ALS I with the issuance of $1.7 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding ALS I debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS I's aircraft portfolio size to 70 aircraft. As a result of the refinancing, in 2007, we recorded additional interest expense of $27.4 million related to the write-off of unamortized debt issuance costs. Following a number of aircraft sales, there are 57 aircraft in the ALS I portfolio as of December 31, 2010.

        The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements. The net book value of the remaining 57 aircraft pledged as collateral for the securitization debt was $1.2 billion at December 31, 2010.

        ALS I is bankruptcy-remote from us and the lenders to ALS I may only look to proceeds derived from the 57 ALS I aircraft for repayment. The indenture agreement, which governs the securitized notes, require that ALS I hold a designated amount of cash aside in restricted accounts for future cash

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

flow requirements of ALS I. All cash held by ALS I is recorded as restricted cash on our balance sheets. The indenture also requires ALS I to comply with a number of general and operating covenants including, but not limited to the following:

        limitations on aircraft modifications, acquisition and disposals,

        limitation on transactions with us and our affiliates,

        maintenance of separate existence

        compliance with concentration limits with regard to financial strength, regional location and specific country of lessees.

        ALS II debt—On June 26, 2008, we completed a securitization in which Aircraft Lease Securitisation II Limited ("ALS II") issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's and A1 by Moody's. At closing in June 2008, the class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders committed to advance funds, subject to certain conditions, up to an aggregate amount of $1.0 billion in connection with the purchase of aircraft by ALS II.

        The principal balance of the class A-1 notes increased in an amount equal to the amount advanced by each commitment holder. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders were applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture Limited (our consolidated joint venture). All 30 aircraft have been delivered to the transaction and the 30th aircraft was delivered in May 2010. The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture Limited between 2007 and 2011. The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of ALS II. The final maturity date of the notes will be June 26, 2038.

        The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of ALS II as well as by ALS II's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ALS II aircraft are placed in a collection account and paid out according to a priority of payments.

        At December 31, 2010 30 aircraft were financed in ALS II. The net book value of 30 aircraft pledged as collateral for the securitization debt was $1.1 billion at December 31, 2010.

        UBS revolving credit facility—AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland; AerFunding is a consolidated subsidiary. AerFunding was formed for the purpose of acquiring used aircraft assets which we acquire in the market. AerFunding entered into a non recourse senior secured revolving credit facility during 2006 in the aggregate amount of up to $1.0 billion with a syndicate of financial institutions led by UBS.

        On June 10, 2010, the facility was amended and the revolving loans under the UBS revolving credit facility, which are divided into two classes, were amended. The maximum advance limit on

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

class A loans was amended to $705.5 million from $830.0 million and the maximum advance limit on class B loans was amended to $144.5 million from $170.0 million. The borrowing period during which new advances may be made under the facility will expire on May 9, 2011.

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

        At December 31, 2010, we had financed 21 aircraft under the UBS revolving credit facility. The net book value of aircraft pledged to lenders under the credit facility was $747.8 million at December 31, 2010.

        Genesis securitization debt—On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 38 aircraft in the GFL portfolio as of December 31, 2010. The primary source of payments on the notes is the lease payments on the aircraft owned by the subsidiaries of GFL. The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

        The notes initially were rated Aaa and AAA by Moody's Investors Service, Inc., or Moody's, and Standard & Poor's Rating Services or S&P, respectively. This rating was based on FGIC's rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently unrated by Moody's and S&P. As a result, Moody's and S&P have published stand-alone ratings of the G-1 notes of A3 and A-, respectively.

        Credit Agricole provide a liquidity facility in the amount of $60.0 million, which may be drawn upon to pay expenses of GFL and its subsidiaries, senior hedge payments and interest on the notes. The final maturity date of the notes is December 22, 2032.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        Interest on the notes are due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and, subject to satisfying certain debt service coverage ratios and other covenants, will continue until December 2011. After December 19, 2011, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture

        GFL may voluntarily redeem the new notes for a redemption price of the notes equal to the outstanding principal balance of the notes. In addition, GFL must pay any accrued but unpaid interest on the notes and any premium due to FGIC upon redemption of the notes. GFL may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then GFL may only redeem the notes in whole.

        The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of GFL, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the portfolio that are registered in the United States or Ireland.

        At December 31, 2010 39 aircraft were financed in the GFL securitization. The net book value of 39 aircraft pledged as collateral for the securitization debt was $902.4 million at December 31, 2010.

        TUI portfolio acquisition facility—In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale and leaseback transaction pursuant to which it agreed to purchase 11 Boeing 737-800, six Boeing 757-200 and two Boeing 767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI. To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners I entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing 737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners I must repay the lenders for the amounts drawn on the senior facility in monthly installments starting on July 1, 2008 and the first day of each month thereafter (each a repayment date). The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2010 was $313.2 million. Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

one month LIBOR plus a margin of 2.00%. Interest under the senior facility is payable monthly in arrears on each repayment date. Borrowings under the AerCap Partners I facilities may be prepaid without penalty, except for break funding costs if payment is made on a day other than a repayment date. The maturity date of the senior facility will be, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012. If AerCap Partners I is the owner of the aircraft on the relevant put option date relating to one of the 19 aircraft (April 1, 2015 in respect of the Boeing 737-800 aircraft and April 1, 2012 in respect of each other aircraft) and amounts under the facility remain outstanding with respect to that aircraft on that put option date, Crédit Agricole can require AerCap Holdings N.V. (i) to purchase that aircraft, (ii) to purchase that aircraft and the shares of the relevant lessor of that aircraft or (iii) to purchase the beneficial interest that AerCap Partners I has in that aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners I, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners I by Royal Bank of Scotland plc. The senior facility contains customary covenants for secured financings through special purpose companies. AerCap Partners I is also subject to covenants included in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%. The net book value of 17 aircraft pledged to lenders under the credit facility was $432.1 million at December 31, 2010.

        AT revolving credit facility—In connection with the prepayment, in part, of the existing senior and subordinated debt with Crédit Agricole with the proceeds of our initial public offering, we amended and restated our AeroTurbine credit facilities and increased the capacity under the revolving loan facility to $220.0 million. On December 19, 2007, the facility size was increased to $328.0 million including the addition of a letter of credit facility in the amount of $10.0 million (which amount is included in the total commitment of $328.0 million). On December 16, 2010, AeroTurbine entered into a third amended and restated senior credit agreement with Crédit Agricole and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the credit facility under the second amended senior credit agreement increased from $328.0 million to $425.0 million. The maturity date for Crédit Agricole and a majority of lenders in the facility was extended from December 19, 2012 to December 19, 2014. Borrowings under the revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries. The revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to incur additional indebtedness; create liens on assets, including assets financed with proceeds from the revolving loan facility; make advances, loans, extensions of credit, guarantees, capital contributions or other investments; engage in mergers or consolidations; engage in certain sale-leaseback transactions; change the business conducted by AeroTurbine and its subsidiaries; and make certain capital expenditures. Additionally, the revolving loan facility includes a restriction in AeroTurbine's ability to declare or pay dividends or other asset distributions to other group companies above a certain defined threshold. All of AeroTurbine's tangible

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

assets of approximately $594.7 million at December 31, 2010 are pledged to lenders under the loan facility.

        Other debt—We have entered into various other commercial bank financings to fund the purchase of individual or small groups of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2010 was $1.5 billion. These financings include:

Amount outstanding at December 31, 2010
(US dollars in thousands)
Pre-delivery payment facilities	$117,811
Secured aircraft portfolio transactions	307,452
Secured aircraft financings	724,014
Facilities for general corporate purposes	170,000
Japanese operating lease	80,703
Other financings	66,633

Total	$1,466,613

        The financings mature at various dates through 2022. The interest rates are based on fixed or floating LIBOR rates, with spreads on the floating rate transactions ranging up between 0.24% and 5.50% or fixed rate between 2.71% and 12.00%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings. At December 31, 2010, we had financed 55 aircraft and eight engines under other debt. The net book value of the aircraft pledged to other commercial bank financings was $1.5 billion at December 31, 2010.

15. Accrual for onerous contracts

        Accrual for onerous contracts relates to lease-in, lease-out transactions ("LILO"). At December 31, 2010, we leased-in four aircraft from two different lessors under operating head leases that mature between 2011 and 2013. At December 31, 2010, we had entered into sublease agreements with several different customers covering these same aircraft. For all four aircraft, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

15. Accrual for onerous contracts (Continued)

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases at December 31, 2010:

	Head lease payments	Sublease receipts
2011	$21,026	$12,663
2012	11,822	7,660
2013	—	555

	$32,848	$20,878

        As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

        During 2008 we purchased two aircraft, which were all previously subject to head leases, and terminated the related head leases. The purchase consideration represented a discount of $3,145 in 2008 to the carrying value of the related onerous contract accrual. In accordance with ASC 840, the amount of the discount has been applied to reduce the net book value of the related aircraft.

16. Income taxes

        We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense/(benefit) by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2008	2009	2010
Deferred tax expense (benefit)
The Netherlands	$1,995	$(15,959)	$6,085
Ireland	7,113	20,711	18,446
United States of America	(10,121)	(2,503)	(2,130)
Sweden	370	171	6
Other	—	(47)	—

	(643)	2,373	22,407
Current tax expense (benefit)
United States of America	212	1,521	(764)
The Netherlands	—	—	673

	212	1,521	(91)

Income tax expense (benefit)	$(431)	$3,894	$22,316

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        Reconciliation of statutory income tax expense to actual income tax expense/(benefit) is as follows:

	Year ended December 31,
	2008	2009	2010
Income tax expense at statutory income tax rate	$35,825	$53,618	$64,716
Valuation allowance	—	14,746	27,400
Income arising from non taxable items (permanent differences)	—	(14,112)	(19,162)
Tax on global activities	(36,256)	(50,358)	(50,638)

	(36,256)	(49,724)	(42,400)

Actual income tax expense (benefit)	$(431)	$3,894	$22,316

        The following table summarizes our global tax activities into each specific tax jurisdiction for the year ended December 31, 2010:

	Year ended December 31,
	2010	Tax rate	Variance to 25.0% statutory tax rate	Tax variance as a result of global activities
Tax jurisdiction
The Netherlands	$(82,567)	25.0%	0.0%	$—
Ireland	147,571	12.5%	(12.5%)	(18,446)
United States of America	(7,696)	37.6%	12.6%	(970)
Sweden	26	19.0%	(6.0)%	(2)
Isle of Man	124,878	0.0%	(25.0)%	(31,220)

	$182,212			$(50,638)

        The calculation of income for tax purposes differs significantly from book income. Deferred income tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions. Tax loss carry forwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant timing differences. In addition, the U.S. subsidiaries have significant timing difference in respect of payments and receipts under the lease-in, lease-out transactions described in Note 15 and timing differences with respect to capitalized expenses.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2009 and 2010.

	December 31, 2009
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(14,943)	$23,169	$24,561	$—
Share-based compensation	651	—	(1,041)	—
Inventory	—	—	(3,106)	—
Intangibles	—	—	5,532	—
Lessee receivables	—	—	(1,001)	—
Loss-making contracts	—	—	(3,958)	—
Interest expense	—	—	(8,843)	—
Accrued maintenance liability	(3,892)	12,405	(2,705)	—
Obligations under capital leases and debt obligations	—	(6,869)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(42,049)	(44,070)	(14,813)	(7,745)
Other	(3,668)	580	(3,089)	—
Valuation allowance on tax assets	17,296	—	—	—

Net deferred tax (asset) liability	$(46,605)	$(17,285)	$(8,463)	$(7,745)

	December 31, 2010
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(13,686)	$73,704	$32,284	$—
Debt	—	18,662	—	—
Share-based compensation	—	—	(778)	—
Inventory	—	—	(6,575)	—
Intangibles	—	3,800	4,581	—
Lessee receivables	—	—	(611)	—
Loss-making contracts	—	—	(481)	—
Interest expense	—	—	(12,936)	—
Accrued maintenance liability	(2,574)	2,320	(6,804)	—
Obligations under capital leases and debt obligations	—	(6,484)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(64,346)	(126,049)	(15,745)	(8,471)
Other	(4,610)	1,571	(3,528)	—
Valuation allowance on tax assets	44,696	—	—	—

Net deferred tax (asset) liability	$(40,520)	$(34,976)	$(10,593)	$(8,471)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2008	2009	2010
Valuation allowance at beginning of period	$2,550	$2,550	$17,296
Increase of allowance to income tax provision	—	14,746	27,400

Valuation allowance at end of period	$2,550	$17,296	$44,696

        We did not have any unrecognized tax benefits at December 31, 2008, 2009 and 2010.

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2006 forward, in Ireland from 2006 forward, in Sweden from 2005 forward and in the United States from 2007 forward. None of our tax returns are currently subject to examination.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. During 2010, we did not incur any interest on tax payments. There was no accrued interest or accrued penalties on tax payments at either January 1, 2010 or December 31, 2010.

The Netherlands

        The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of interest bearing intercompany liabilities, current tax expenses are limited with respect to the Netherlands subsidiaries. The losses and credits forward expire with time which triggers the valuation allowance. Deferred income tax is calculated using the Netherlands corporate income tax rate (25.0%) legislated to be in effect when the temporary differences reverse.

Ireland

        Since 2006, the enacted Irish tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses carry forward at December 31, 2010 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and offset net taxable income and loss within our Irish tax group of companies within a given tax year. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets at December 31, 2010.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Beginning with the tax year ending December 31, 2006, we file a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine. The blended federal and state tax rate applicable to our consolidated

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

U.S. group is 37.6% for the year ended December 31, 2010. Due to the existence of tax losses, which expire over time, no current tax expense arose in the U.S. in 2010. Based on projected taxable profits in our U.S. subsidiaries, we expect to recover the full value of our U.S. tax assets and have not recognized a valuation allowance against such assets at December 31, 2010.

Sweden

        The Swedish entity has significant losses carry forward at December 31, 2010, which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish current tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance at December 31, 2010.

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

        On November 27, 2006, we sold 6,800,000 shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686. On November 27, 2006, we completed the initial public offering of 26,100,000 (including the above mentioned 6,800,000 shares) of our ordinary shares on The New York Stock Exchange and on August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares on The New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34,348,858 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha. As part of this transaction our outstanding ordinary shares increased by 29,846,611 million.

        As of December 31, 2010, our authorized share capital consists of 200,000,000 common shares with a par value of €0.01 of which 149,232,426 shares issued and outstanding.

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

        We apply the provisions of ASC 718 in accounting for the Cerberus Funds Equity Grants. In addition to formal vesting restrictions, the terms of the Cerberus Funds Equity Grants contained provisions which allowed the Cerberus Funds to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Cerberus Fund Equity Grants signed a Share Agreement in connection with our initial public offering which gives each of them the right to exchange their Cerberus Fund shares or share options for our shares or options on our shares directly with the Cerberus Funds and which limited the repurchase right of the Cerberus Funds to the period prior to November 27, 2008. The exchange right was exercisable as of November 27, 2008 and is valid for a period of three years from that date. As of November 27, 2008, the participants are no longer restricted from selling their vested interests in our shares and the Cerberus Funds' rights to repurchase restricted shares or shares obtained through the exercise of options upon certain employment termination rights has lapsed. All share options granted under the Cerberus Funds Equity Plan are exercisable for a period of ten years from the date of issuance.

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

        A summary of activity during the years ended December 31, 2008, 2009 and 2010 for all issuances under the Cerberus Funds Equity Plan is set forth below. Because the number of shares and share options under the Cerberus Funds Equity Plan are shares and share options of the Cerberus Funds, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Cerberus Funds shares.

Number of Restricted Shares/Options
Beginning outstanding January 1, 2008	7,198,588
Exercises and exchanges of Cerberus Funds shares/options for direct holdings of AerCap shares	(4,741,490)

Ending outstanding December 31, 2008	2,457,098
Beginning outstanding January 1, 2009	2,457,098
Forfeitures	(245,738)

Ending outstanding December 31, 2009	2,211,360
Beginning outstanding January 1, 2010	2,211,360
Exercises of Cerberus Funds shares/options for direct holdings of AerCap shares	(1,465,395)

Ending outstanding December 31, 2010	745,965
Exercisable, December 31, 2010	745,965
Share-based compensation expense for the year ended December 31, 2010	$—

        There are no remaining share options which are still subject to future vesting criteria.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

AerCap Holdings NV Equity Grants

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours ("NV Equity Plan"). The NV Equity Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 Company's shares.

        The terms and conditions of NV Equity Grants, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each NV Equity Grant is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive stock options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options. As of December 31, 2010, we have granted 3,200,000 share options under the NV Equity Plan to certain of our employees.

        Following is a summary of issuances to-date under the NV Equity Plan:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2008	2,400,000	$24.63
Forfeitures	(312,500)	NA
Options issued during year	800,000	$4.46

Options outstanding at December 31, 2008	2,887,500	NA
Options outstanding at January 1, 2009	2,887,500	NA
Forfeitures	(312,500)	NA

Options outstanding at December 31, 2009	2,575,000	NA

Options outstanding at January 1, 2010	2,575,000	NA
Forfeitures	(612,500)	NA
Options issued during year	321,041	22.54

Options outstanding at December 31, 2010	2,283,541	NA

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

        The weighted average remaining contractual term of the 2.3 million options outstanding at December 31, 2010 is 7.1 years. The weighted average grant date fair value for options issued in 2008 is $1.52 per option. Total stock-based compensation recognized for the above options was $3,284, $3,563 and $2,339 for the years ending December 31, 2008, 2009 and 2010, respectively. In light of the difficult economic environment prevailing at the end of 2008, the Nomination and Compensation Committee adjusted the performance criteria for the performance tranches relating to fiscal years 2009, 2010 and 2011. This change has been accounted for as a modification to the NV Equity Plan with respect to the performance-based options for those years and the weighted average fair values above for issuances which include the tranches subject to the modification include the fair values as of the date of modification. For both the original and modified award, vesting criteria were not probable of being met at the time of the modification, therefore in accordance with ASC 718, no additional expense was recognized as a result of the modification. Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to NV Equity Grants of approximately $1.4 million during 2011.

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

        In addition to the NV Equity grants, 825,000 AerCap Holdings N.V. restricted share units were granted to certain employees under the NV Equity Plan in 2010. All restricted share units are subject to vesting conditions. 200,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2013. 100,000 of these restricted share units will vest, subject to the vesting conditions, on February 28, 2015. The remaining 525,000 share units will vest, subject to the vesting conditions, on May 31, 2015. Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to NV restricted share units of approximately $2.5 million during 2011, $2.6 million during 2012, $2.1 million during 2013, $1.8 million during 2014 and $0.8 million in 2015.

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

        The following sets forth significant information from our reportable segments:

	Year ended December 31, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$1,069,836	$186,416	$1,256,252
Segment profit (loss)	154,316	(2,510)	151,806
Segment assets	4,915,549	495,277	5,410,826
Depreciation	155,919	13,473	169,392

	Year ended December 31, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$780,353	$222,914	$1,003,267
Segment profit (loss)	158,394	6,772	165,166
Segment assets	6,271,216	498,285	6,769,501
Depreciation	205,048	15,948	220,996

	Year ended December 31, 2010
	Aircraft	Engines and parts	Total
Revenues from external customers	$1,606,833	$227,628	$1,834,461
Segment profit (loss)	209,678	(2,105)	207,573
Segment assets	9,103,499	497,108	9,600,607
Depreciation	317,229	16,524	333,753

Geographical Information

        The distribution of our lease revenue by geographic regions is as follows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
Europe	42%	50%	49%
Asia/Pacific	28%	25%	26%
Latin America	10%	6%	14%
North America and Caribbean	18%	14%	6%
Africa/Middle East	2%	5%	5%

	100%	100%	100%

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Segment information (Continued)

        One lessee accounted for more than 10% of lease revenue in the year ended December 31, 2010. Sales revenue is comprised of 78% from our aircraft segment and 22% from our engine and parts segment. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because amounts are less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

        The following table indicates the percentage of long-lived assets (flight equipment and intangible assets) that are leased to or associated with customers in the indicated regions as of December 31, 2009 and December 31, 2010:

	2009	2010
Europe	55%	50%
Asia/Pacific	24%	26%
Latin America	5%	6%
North America and Caribbean	9%	12%
Africa/Middle East	7%	6%

	100%	100%

20. Selling, general and administrative expenses

        We had 382, 345 and 356 persons in employment as at December 31, 2008, 2009 and 2010, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2008		2009		2010
Personnel expenses(a)	$73,493	(a)(b)	$64,201	(a)	$64,960	(a)
Travel expenses	9,059		7,090		7,812
Professional services	21,588		15,808		16,893
Office expenses	9,911		9,243		10,047
Directors expenses	3,473		3,382		4,789
Aircraft management fee	—		—		6,395
Other expenses	10,744		16,477		9,332

	$128,268		$116,201		$120,228

(a)
Includes share-based compensation of $7,538, $3,910 and $3,403 in the years ended December 31, 2008, 2009 and 2010, respectively.

(b)
Personnel expenses includes severance payments of $2.9 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

21. Other expenses

        Our other expenses of $3.0 million in the year ended December 31, 2009, reflect an accrual for the costs incurred by the Company in connection with the proposed all share Amalgamation between AerCap Holdings N.V. and Genesis Lease Limited.

22. Asset impairment

        Asset impairment include the following expenses:

	2009	2010
Flight equipment	$32,574	$11,764
Intangible lease premium	—	2,673

	$32,574	$14,437

        Our long-lived assets, excluding goodwill, include: flight equipment, inventory and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        We performed an impairment analysis of our long-lived assets during the year 2010 and as of December 31, 2010. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

        In the year ended December 31, 2010, we recognized an impairment of $11.8 million. The impairment related to three discrete factors including one older A320 aircraft which was repossessed from a lessee, one A320 aircraft for which the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessee and the impairment of one engine. Our impairment analysis also resulted in an impairment on our finite-lived intangible assets of $2.7 million, which was also triggered by a lessee default.

        As of December 31, 2010 we owned 271 aircraft of which 47 were older than 15 years. The 47 aircraft had a net book value of $470.3 million which represented 6.0% of our total flight equipment held for operating lease. The undiscounted cash flows of the 47 aircraft older than 15 years were estimated at $629.9 million, which represents 34% excess above net carrying value. As of December 31, 2010 all of the 47 aircraft passed the recoverability test, accordingly no impairment was recognized for these 47 aircraft. The aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 148%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

        There can be no assurance that the Company's estimates and assumptions regarding the economic environment, or the period or strength of recovery, made for purposes of the long-lived asset

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

22. Asset impairment (Continued)

impairment tests will prove to be accurate predictions of the future. A deterioration in the global economic environment and a decrease of appraised values will have a negative effect on the undiscounted cash flow, which might then trigger impairment on some of the 47 aircraft which are older than 15 years.

23. Earnings per common share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 18, there are 3.1 million share options and restricted shares outstanding under the NV Equity Plan, however the diluted earnings per common share is insignificant and therefore not different from the basic earnings per common share. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Net income for the computation of basic and diluted earnings per share	$151,806	$165,166	$207,573
Weighted average common shares outstanding	85,036,957	85,036,957	114,952,639

Basic and diluted earnings per common share	$1.79	$1.94	$1.81

24. Related party transactions

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.8 million as a guarantee fee and for these management services during 2010. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all transactions with either of the joint venture companies are eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

24. Related party transactions (Continued)

for which we received fees of $5.2 million, $4.8 million, $4.6 million, $4.6 million and $4.1 million the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

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

        On November 11, 2010 we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in Waha's own 12-aircraft portfolio and a 50% interest in four CRJ aircraft.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority owned by Cerberus. In addition, Mr. Korteweg, the Chairman of our Board of Directors, and Mr. Jonkhart, a non-executive director, are and or were also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expired in March 2010. Under the terms of the guarantee arrangement, we were required to provide cash collateral to Aozora Bank if we breach certain financial covenants. We paid Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2010, we had drawn and there remained outstanding $489.6 million of the class A loans and $102.0 million of the class B loans.

        In 2008, we acquired one A320-200, two Boeing 737s, one Boeing 757 and six MD80s from EntreCap, an entity controlled by Cerberus. The purchase price of these aircraft was approximately $67 million.

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

2011	$5,702
2012	5,026
2013	4,134
2014	2,012
2015	1,753
Thereafter	10,042

$28,669

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Commitments and contingencies (Continued)

        In July 2006, we commenced a claim for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP under seven lease obligations where the leases were governed by English law. VASP was served process in Brazil in October 2007 and in response has filed an application to challenge the jurisdiction of the English court which we will oppose. VASP has applied to the Court to adjourn the date for the hearing of its application to challenge the jurisdiction of the English Court pending the sale of some of its assets in Brazil. We have opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications. In September 2008 the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP has appealed this decision. In December 2008, we filed with the English court an application for default judgment for loss of profits plus accrued interest under seven lease agreements. On March 16, 2009 we obtained a default judgment in which we have been awarded a claim of approximately $40.0 million for loss of profit plus accrued interest under seven lease agreements. In order to obtain this award, we will need to begin enforcement proceedings in Brazil against VASP, which is currently in bankruptcy. We cannot give any assurance as to the outcome of this claim.

        In addition to the claim in the English courts we have also commenced proceedings in the Irish courts against VASP based on the damages we incurred as a result of the default of VASP under nine lease obligations where the leases were governed by Irish law. The Irish courts have granted an order for service of process, however VASP is currently opposing this service of process in Brazil. The Brazilian Superior Court of Justice ruled that service of process on VASP has been completed, however VASP has appealed that decision and pending the outcome of that appeal we cannot make an application to the Irish courts.

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

        The following table summarizes our financial assets and liabilities as of December 31, 2010 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	December 31, 2010	Level 1	Level 2	Level 3
Cash and cash equivalents	$404,450	$404,450	$—	$—
Restricted cash	222,464	222,464	—	—
Derivative assets	55,211	—	55,211
Derivative liabilities	(55,769)	—	(55,769)	—

	$626,356	$626,914	$(558)	$—

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

        We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company's assumptions as to future cash proceeds from leasing and selling aircraft. In the year ended December 31, 2010, we recognized an impairment of $14.4 million. The impairment primarily related to two A320 aircraft and one engine. For one A320 aircraft the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessees. These end-of-lease payments were recorded as lease revenue during 2010. The impairment on the second A320 aircraft and the intangible lease premium was triggered by the default of the respective lessees.

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

        The carrying amounts and fair values of our financial instruments at December 31, 2009 and 2010 are as follows:

	December 31, 2009		December 31, 2010
	Book value	Fair value	Book value	Fair value
Assets
Notes receivable	$138,488	$138,488	$15,497	$15,497
Restricted cash	140,746	140,746	222,464	222,464
Derivative assets	44,866	44,866	55,211	55,211
Cash and cash equivalents	182,617	182,617	404,450	404,450

	$506,717	$506,717	$697,622	$697,622

Liabilities
Debt	$4,846,664	$4,360,128	$6,566,163	$6,177,381
Derivative liabilities	7,801	7,801	55,769	55,769
Guarantees	2,342	2,342	1,251	1,251

	$4,856,807	$4,370,271	$6,623,183	$6,234,401

27. Recent Accounting Pronouncements

ASU 2009-17

        Effective January 1, 2010, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-17 ("ASU 2009-17"), Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires an enterprise to perform an analysis to determine whether the enterprise's variable interest, or interests, give it a controlling financial interest in a variable interest entity. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

27. Recent Accounting Pronouncements (Continued)

entity that most significantly impact the other entity's economic performance. This ASU amends certain guidance for determining whether an entity is a variable interest entity and requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements.

ASU 2010-06

        In January 2010, the FASB issued ASU 2010-06 ("ASU 2010-06"), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (2) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), to present separately information about purchases, sales issuances, and settlements on a gross basis rather than as one net number. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

28. Subsequent events

        In March 2011, one of our lessees, Wataniya Airways ("Kuwait National Airways"), ceased operations. The leases on all of three aircraft have been terminated.