Form 20-F/A
period 2010-12-31
AerCap Holdings N.V.
filed 2011-04-20
CIK 1378789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 originally filed with the Securities and Exchange Commission on March 23, 2011 (“2010 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T and updating the large accelerated filer and well-known seasoned issuer status. This Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.

PART III

Item 19.  Exhibits.

We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
101

The following financial information from AerCap Holdings N.V.’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 23, 2011, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2010 and 2009;

(2) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008;

(3) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008;

(4) Consolidated Statements of Equity for the years ended December 31, 2010, 2009 and 2008; and

(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.

By:	/s/ KLAUS HEINEMANN
Klaus Heinemann Chief Executive Officer

Date: April 20, 2011