Form 20-F
period 2011-12-31
AerCap Holdings N.V.
filed 2012-03-23
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or ordinary stock as of the close of the period covered by the annual report.

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

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

ii

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This annual report includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions "Item 3. Key Information—Risks Related to our Business", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

  •
  the availability of capital to us and to our customers and changes in interest rates,

  •
  the ability of our lessees and potential lessees to make operating lease payments to us,

  •
  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

  •
  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

  •
  the economic condition of the global airline and cargo industry,

  •
  competitive pressures within the industry,

  •
  the negotiation of aircraft management services contracts,

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

  •
  the risks set forth in "Item 3. Key Information—Risk Factors" included in this annual report.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20.0 million additional ordinary shares on the New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis (the "Genesis Transaction") was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (the "Waha Transaction"). As part of this transaction our outstanding ordinary shares increased by 29.8 million. On October 7, 2011, we closed on the sale of AeroTurbine to International Lease Finance Corp ("ILFC"). As of December 31, 2011, we had 149.2 million shares issued and outstanding, of which 9.3 million ordinary shares are held as treasury stock.

Selected financial data.

        The following table presents AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with US GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects". The financial information presented as of December 31, 2010 and 2011 and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2007, 2008 and 2009 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report.

 Consolidated Income Statement Data:

	Year ended December 31,
	2007(1)(2)	2008(1)(2)	2009(1)(2)	2010(1)(2)(4)	2011
Revenues
Lease revenue	$495,340	$541,455	$581,134	$902,320	$1,050,536
Net gain on sale of assets	103,455	77,107	40,243	36,204	9,284
Management fee revenue	14,343	11,749	12,964	12,975	19,059
Interest revenue	28,595	18,018	9,459	3,913	2,761
Other revenue	20,079	4,113	3,692	3,866	12,283

Total revenues	661,812	652,442	647,492	959,278	1,093,923
Expenses
Depreciation	129,294	154,130	194,161	307,706	361,210
Asset impairment	—	5,282	18,833	10,905	15,594
Interest on debt	227,765	208,914	86,193	233,985	292486
Other expenses	33,941	59,843	68,067	67,829	73,836
Selling, general and administrative expenses(3)	79,598	85,630	76,628	80,627	120,746

Total expenses	470,598	513,799	443,882	701,052	863,872

Income from continuing operations before income taxes and income of investments accounted for under the equity method	191,214	138,643	203,610	258,226	230,051
Provision for income taxes	(17,080)	833	(953)	(22,194)	(15,460)
Net income of investments accounted for under the equity method	—	—	983	3,713	10,904

Net income from continuing operations	174,134	139,476	203,640	239,745	225,495
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	13,164	1,447	2,731	(3,199)	(52,745)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	—	—	274	—

Net Income	$187,298	$140,923	$206,371	$236,820	$172,750
Net loss (income) attributable to non-controlling interest, net of tax	1,155	10,883	(41,205)	(29,247)	(526)
Net income attributable to AerCap Holdings N.V.	$188,453	$151,806	$165,166	$207,573	$172,224

Total earnings per share, basic and diluted	$2.22	$1.79	$1.94	$1.81	$1.17
Earnings (loss) per share from discontinued operations, basic and diluted	$0.15	$0.02	$0.03	$(0.03)	$(0.36)

Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted	$2.07	$1.77	$1.91	$1.84	$1.53
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957	85,036,957	114,952,639	146,587,752

(1)
As a result of the sale of AeroTurbine and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine have been reclassified to discontinued operations.

(2)
Certain reclassifications have been made to prior years' consolidated income statements to reflect the current year presentation.

(3)
Includes share based compensation of $10.7 million ($9.4 million, net of tax), $6.6 million ($5.8 million, net of tax), $3.0 million ($2.6 million, net of tax), $2.9 million ($2.5 million, net of tax) and $6.2 million ($5.4, net of tax) in the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively.

(4)
Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010.

 Consolidated Balance Sheets Data:

	As of December 31,
	2007	2008	2009	2010	2011
	(US dollars in thousands)
Assets
Cash and cash equivalents	$241,736	$193,563	$182,617	$404,450	$411,081
Restricted cash	95,072	113,397	140,746	222,464	237,325
Flight equipment held for operating leases, net	3,050,160	3,989,629	5,230,437	8,061,260	7,895,874
Notes receivable, net of provisions	184,820	134,067	138,488	15,497	5,200
Prepayments on flight equipment	247,839	448,945	527,666	199,417	95,619
Other assets	574,600	531,225	549,547	697,519	462,533

Total assets	$4,394,227	$5,410,826	$6,769,501	$9,600,607	$9,107,632

Debt	2,892,744	3,790,487	4,846,664	6,566,163	6,111,165
Other liabilities	520,328	494,284	509,505	817,047	713,150

Total liabilities	3,413,072	4,284,771	5,356,169	7,383,210	6,824,315
AerCap Holdings N.V. shareholders' equity	950,373	1,109,037	1,258,009	2,211,350	2,277,236
Non-controlling interest	30,782	17,018	155,323	6,047	6,081

Total equity	981,155	1,126,055	1,413,332	2,217,397	2,283,317

Total liabilities and equity	$4,394,227	$5,410,826	$6,769,501	$9,600,607	$9,107,632

RISK FACTORS

Risks Related to Our Business

We require significant capital to fund our obligations under our forward purchase commitments.

        As of December 31, 2011, we had seven new A320 family aircraft, five new A330 wide-body aircraft and 15 new Boeing 737-800 aircraft (consisting of ten firm aircraft and five purchase rights) under forward purchase commitments. In order to meet our commitments under our forward purchase contracts, and to maintain an adequate level of unrestricted cash we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new equity or equity-linked securities. If we issue new equity or equity-linked securities, the percentage ownership of our then current shareholders would be diluted. Any newly issued equity or equity-linked securities may have rights, preferences or privileges senior to those of our ordinary shares.

Our business model depends on the continual re-leasing of our aircraft when current leases expire and the leasing of new aircraft on order, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Between December 31, 2011 and December 31, 2014, aircraft leases accounting for 25.9% of our lease revenues for the year ended December 31, 2011, are scheduled to expire and the aircraft subject to those leases that we do not sell prior to lease termination will need to be re-leased or the current leases will need to be extended. In 2011, we generated $31.5 million of revenues from leases that are scheduled to expire in 2012, $122.9 million of revenues from leases that are scheduled to expire in 2013 and $117.7 million of revenues from leases that are scheduled to expire in 2014. Our ability to re-lease our existing aircraft or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire. If we are unable to re-lease an existing aircraft or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2011, we generated 96.0% of our revenues from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

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

        Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Further or future downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft default on their leases, our financial results will be adversely affected.

If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results.

        If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft, we may not be able to re-lease the aircraft promptly at favorable rates, if at all. We expect that additional restructurings and/or repossessions with some lessees will occur in the future. If additional repossessions occur we will incur significant cost and expenses which are unlikely to be recouped and terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, all of which may adversely affect our financial results.

In 2011, we incurred significant costs resulting from lease defaults.

        During 2011, four of our lessees leasing seven of our aircraft defaulted. The total cost of these defaults in terms of lost revenue during off-lease periods and related technical costs totaled approximately $21.3 million during 2011. As a result of the current economic environment, the highly competitive nature of the airline industry and increasing fuel prices, additional lessees might default on their lease obligations or file for bankruptcy in the future. If we are required to repossess an aircraft they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of the aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft.

        We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government related entities, which could complicate our efforts to repossess our aircraft in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

        If we repossess an aircraft, we will not necessarily be able to export or de-register and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. We may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft, and in obtaining the certificate of airworthiness for an aircraft. If we incur significant costs repossessing our aircraft, are delayed in repossessing our aircraft or are unable to obtain possession of our aircraft as a result of lessee defaults, our financial results may be materially and adversely affected.

The business of leasing, financing and selling aircraft has historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results.

        In the past, the business of leasing, financing and selling aircraft has experienced prolonged periods of equipment shortages and oversupply. Over recent years the business of leasing, financing and selling aircraft has moved from a market that had been characterized by relative shortage to one of oversupply for certain older, less-fuel efficient aircraft. The oversupply of a specific type of aircraft typically depresses the lease rates for, and the value of, that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

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

  •
  increases in production rates from manufacturers;

  •
  reintroduction into service of aircraft previously in storage; and

  •
  airport and air traffic control infrastructure constraints.

        A number of airlines have postponed or cancelled delivery of new aircraft and have reduced the size of the fleet of aircraft they operate. These measures increase the number of available aircraft in the marketplace which, along with the factors described above, may produce sharp and prolonged decreases in aircraft lease rates and values, and could have a material adverse effect on our ability to re-lease our aircraft. Any of these factors could materially and adversely affect our financial results.

        Over the last three years, we have experienced a slowdown in demand for our older less fuel-efficient aircraft, such as our older Boeing 737-300s, -400s and -500s (737 classics), other older Boeing aircraft and older Airbus A320s. As of December 31, 2011, 3.4% of our owned fleet, by book value, consists of older, less fuel-efficient aircraft in excess of 15 years of age. This slow-down in demand has put downward pressure on lease rates for these aircraft and made it more difficult for us to lease these aircraft when their leases expire or are terminated. If this slow-down continues, we expect further decreases in lease rates for older less fuel-efficient aircraft. These decreases would adversely affect our financial results.

The value and lease rates of our aircraft could decline and this would have a material adverse effect on our financial results.

        Aircraft values and lease rates have historically experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger air travel and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft, including:

  •
  the particular maintenance, operating history and documentary records of the aircraft;

  •
  the number of operators using that type of aircraft;

  •
  the regulatory authority under which the aircraft is operated;

  •
  whether the aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

  •
  the age of our aircraft;

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

  •
  comparative value based on newly manufactured competitive aircraft; and

  •
  the availability of spare parts.

        Any decrease in the value and lease rates of aircraft which may result from the above factors or other unanticipated factors, may have a material adverse effect on our financial results.

The recent changes in demand and supply of aircraft could depress lease rates and the value of our aircraft portfolio.

        During the recent global recession, the airline industry substantially curtailed capacity. As traffic demand recovered from late 2009, the continued capacity control resulted in a substantial recovery in financial performance of the airline industry. Because year on year growth rates are diminishing after the initial recovery while aircraft manufacturers are gradually increasing production rates the risk of renewed overcapacity in the market is increasing. The potential for deteriorating financial performance of the airline industry as a result of capacity growth exceeding traffic demand growth could result in lower demand for aircraft. As a result values and lease rates for aircraft might be negatively impacted.

        In addition, the decrease in capital available to finance the purchase price of aviation assets resulting from the recent global financial crisis has reduced the level of activity in the secondary trading market for such aircraft since many purchasers have been unable to obtain the necessary financing. A prolonged slowdown in secondary market activity will limit our ability to generate cash from sales of aviation assets which will have a material adverse impact on our financial condition and liquidity. In addition the significant decrease of activity in the secondary aircraft trading market is likely to result in lower prices for any aircraft sold.

We were required to write-down the value of some of our assets during 2009, 2010 and 2011 and if conditions worsen again or further worsen, we may be required to make additional write-downs.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. We performed an impairment analysis of our long-lived assets during the year 2011 and as of December 31, 2011. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. The impairment analysis for aircraft older than 15 years resulted in an impairment charge of $11.3 million in the year ended December 31, 2011. The impairment recognized related to four older A320 aircraft and one Boeing 737 classic. We also recognized an impairment of $4.3 million on two engines and an intangible lease premium. In the years ended December 31, 2009 and 2011, we recognized impairments of $18.8 million and $10.9 million, respectively.

        If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years. If so, it is possible that an impairment may be triggered for other long-lived assets in 2012 and that any such impairment amounts may be material. As of December 31, 2011, 3.4% of our owned fleet, by book value, consists of aircraft older than 15 years.

Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results.

        We are currently joint venture partners in several joint ventures, including AerCap Partners I & II, AerDragon and AerLift. Under the joint venture agreements, we share control over significant decisions with our joint venture partners. Since we have limited control over our joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require our joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results.

Changes in interest rates may adversely affect our financial results.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. As of December 31, 2010 and December 31, 2011, we had $5.0 billion and $4.2 billion, respectively, of floating rate indebtedness outstanding. We incurred floating rate interest expense of $95.4 million in the year ended December 31, 2011. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to protect ourselves against interest rate increase on a portion of our floating-rate liabilities by entering into derivative contracts, such as interest rate caps and interest rate swaps. However, we remain exposed to changes in interest rates to the extent that our derivative contracts are not correlated to our financial liabilities. In addition, we are exposed to the credit risk that the counter parties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Decreases in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2011, 14.3% of our basic lease revenue was attributable to leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2011, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $33.2 million on an annualized basis, including the offsetting benefits of interest rate caps and swaps currently in effect, and, if interest rates were to decrease any further, we would expect our lease revenue to decrease by up to $5.6 million on an annualized basis.

Our substantial indebtedness incurred to acquire our aircraft requires significant debt service payments.

        As of December 31, 2011, our consolidated indebtedness was $6.1 billion and represented 67% of our total assets as of that date and our interest expense (including the impact of hedging activities) was $292.5 million for the year ended December 31, 2011. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. If market conditions worsen and precipitate further declines in aircraft and aviation related markets, our operations may not generate sufficient cash to service our debt which will have a material adverse impact on us. Our high level of indebtedness:

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

The concentration of some aircraft models in our aircraft portfolio could adversely affect our business and financial results should any problems specific to these particular models occur.

        Due to the high concentration of Airbus A320 family and A330 aircraft in our aircraft, our financial results may be adversely affected if the demand for these aircraft models declines, if they are redesigned or replaced by their manufacturer or if these aircraft models experience design or technical problems. As of December 31, 2011, 77.8% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 13 aircraft types, the five highest concentrations of which together represented 94.9% of our aircraft by net book value. The five highest concentrations were Airbus A320 aircraft, representing 37.6% of the net book value of our aircraft portfolio, Airbus A330 aircraft, representing 22.5% of the net book value of our aircraft portfolio, Boeing 737 aircraft, representing 17.4% of the net book value of our aircraft portfolio, Airbus A319 aircraft, representing 10.1% of the net book value of our aircraft portfolio and Airbus A321 aircraft representing 7.3% of net book value of our aircraft portfolio. No other aircraft type represented more than 5% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, as of December 31, 2011, we had seven new Airbus A320 family aircraft, five new Airbus A330 wide-body aircraft and 15 new Boeing 737-800 aircraft (including five purchase rights) on order.

        Should any of these aircraft types in general encounter technical or other problems, the value and lease rates of those aircraft will likely decline, and we may be unable to lease the aircraft on favorable terms, if at all. Any significant technical problems with any such aircraft models could result in the grounding of the aircraft. Any decrease in the value and lease rates of our aircraft may have a material adverse effect on our financial results.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results.

        A significant number of our aircraft are leased to airlines in emerging market countries. As of December 31, 2011, we leased 56.0% of our aircraft, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated are Aruba, Brazil, Bulgaria, Chile, China, Colombia, Czech Republic, Ecuador, Egypt, El Salvador, Hungary, India, Indonesia, Jordan, Kazakhstan, Mexico, Pakistan, Philippines, Poland, Republic of Korea, Russia, Slovenia, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates and Vietnam. We also may lease aircraft to airlines in other emerging market countries in the future.

        Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees which operate in these markets to meet their lease obligations. As a result, lessees which operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by adverse economic and political developments in emerging market countries.

We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results.

        Through our lessees, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions, as currently seen in many regions, may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases. Furthermore a disruption in the financial markets, terrorist attack, high fuel prices or a weak local currency may increase the adverse impact on our lessees.

        Lease rental revenues from lessees based in Asia/Pacific/Russia accounted for 39% of our lease revenues in 2011. In recent periods, Asia has been one of the highest growth areas for airline passenger traffic and freight traffic, which has resulted in strong demand for aircraft from the region. In 2011, however, Asia/Pacific traffic was negatively impacted by the Japanese tsunami in March, which resulted in a 15.2% contraction of Japanese domestic passenger traffic. According to International Air Transport Association ("IATA"), Asian/Pacific airline passenger traffic in 2011 increased by 5.4% (notwithstanding the Japanese tsunami) compared to 2010 while freight traffic decreased 4.6% in 2011. For the month of December 2011, year on year traffic growth was 5.5% in the Asia/Pacific region but capacity grew by 7.0% in the same month. If the global economic downturn persists, we expect declines in freight and passenger traffic growth rates in this region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Europe accounted for 38% of our lease revenues in 2011. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees. While European passenger traffic growth in 2011 was surprisingly strong considering the European economic environment, capacity growth was even greater. According to IATA, airline passenger traffic in Europe grew by 9.1% in 2011 compared to 2010 and freight traffic grew by 1.3% in 2011. Passenger capacity expanded faster at a rate of 9.6% according to IATA, while freight capacity grew by 6.2% in 2011. The substantial risk of another economic recession in Europe in 2012, in combination with a continued expansion of capacity at levels experienced in 2011 could result in a substantial mismatch between capacity and traffic in 2012. This adversely impacts the European airline industry, which could lower demand and lease rates and our ability to lease and release our aircraft in Europe.

        Lease rental revenues from lessees based in North America, accounted for 12% of our lease revenues in 2011. According to IATA, passenger traffic increased by 2.2% compared to 2010 and freight traffic increased by 0.4% in 2011. However, passenger traffic and capacity both contracted by 0.4% in December 2011. A continuing negative trend in traffic growth development in North America in 2012 could adversely affect the financial condition of most airlines in the region, which would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Latin America accounted for 6% of our lease revenues in 2011. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Although during 2011 Latin American airlines saw passenger traffic grow by 11.3% according to IATA, the competitive environment and worsening economic conditions could still negatively impact the financial health of some Latin American airlines, including our lessees.

        Lease rental revenues from lessees based in Africa/Middle East accounted for 5% of our lease revenues in 2011. In recent years the airline industry in the Middle East experienced tremendous growth as a result of high oil prices, strong economic growth, significant investment in attracting tourism and gradual deregulation of the airline industry. The rapid traffic growth in the Middle East continued in 2011 despite some impact of the political unrest with passenger traffic growing 8.6% year on year while cargo traffic increased by 8.1% according to IATA. Due to the region's substantial aircraft order backlog, continued high paced growth is required to prevent overcapacity. As such the scheduled capacity growth committed by airlines in this region through aircraft orders could have an adverse impact on the financial health of some Middle Eastern airlines, including our lessees.

If we or our lessees fail to maintain our aircraft, their value may decline and we may not be able to lease or re-lease our aircraft at favorable rates, if at all, which would adversely affect our financial results.

        We may be exposed to increased maintenance costs for our leased aircraft associated with a lessee's failure to properly maintain the aircraft or pay supplemental maintenance rent. If an aircraft is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft, an inability to re-lease an aircraft at favorable rates, if at all, or a potential grounding of an aircraft. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees' failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft may materially and adversely affect our financial results.

Strong competition from other aircraft lessors could adversely affect our financial results.

        The aircraft leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services ("GECAS"), ILFC, CIT Aerospace, Aviation Capital Group, Air Lease Corporation, SMFG (RBS Aviation Capital),SMBC, AWAS Aviation Capital Limited, FLY Leasing Limited, BOC Aviation and AirCastle Ltd.

        In addition, we may encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers,

  •
  financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

  •
  aircraft brokers;

  •
  public and private partnerships, investors and funds with more capital to invest in aircraft and engines; and

  •
  other aircraft leasing companies that we do not currently consider our major competitors.

        Some of these competitors have greater operating and financial resources than us. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results.

Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition.

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. As of December 31, 2011, 3.4% of our aircraft portfolio by net book value was older than 15 years. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results.

        In general, the costs of operating an aircraft, including maintenance expenditures, increase as the aircraft ages. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results.

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results.

        As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft portfolio may become less desirable to potential lessees. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft on favorable terms, if at all, which would have a material adverse effect on our financial results.

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

Airbus and Boeing have launched new engine variants available for the A320 family aircraft and Boeing 737 family aircraft respectively, which could decrease the value and lease rates of aircraft we acquire.

        In December 2010, Airbus announced the launch of the NEO program, which involves the offering of two new engine types—one from Pratt & Whitney, a division of United Technologies Corporation, and the other from CFM International, Inc.—on certain Airbus A320 family aircraft delivering from 2015 and thereafter. In August 2011, Boeing announced the Boeing 737 Max program which will be equipped with CFM International Leap 1-B engines. The engine is scheduled for entry into service in 2017. Airbus and Boeing propose to charge a price premium for the aircraft equipped with these new engines. The availability of A320 and Boeing 737 family aircraft with these new engine types may have an adverse effect on residual value and future lease rates on current A320 and Boeing 737 family aircraft. The development of these new engine options could decrease the desirability of the current A320 and Boeing 737 family aircraft that are not equipped with these new engines and thereby increase the supply of this type of aircraft in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for these type of aircraft.

If our lessees' insurance coverage is insufficient, it could adversely affect our financial results.

        While we do not directly control the operation of any of our aircraft, by virtue of holding title to aircraft, directly or indirectly, in certain jurisdictions around the world, we could be held strictly liable for losses resulting from the operation of our aircraft, or may be held liable for those losses on other legal theories. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft.

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

        Our lessees' insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the insurance proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results.

        Our lessee insurance coverage is dependent on the financial condition of insurance companies. If insurance companies are unable to meet their obligations, it could adversely impact our financial results.

If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay to discharge the aircraft liens, which could adversely affect our financial results.

        In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, including charges imposed by Eurocontrol, landing charges, crew wages, repairer's charges, salvage or other liens that may attach to our aircraft. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft to which the liens have attached. Aircraft may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Although the financial obligations relating to these liens are the responsibility of our lessees, if they fail to fulfill their obligations, the liens may attach to our aircraft and ultimately become our responsibility. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft.

        Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. Our lessees may not comply with their obligations under their leases to discharge aircraft liens arising during the terms of their leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft. Such payments would materially and adversely affect our financial results.

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

Failure to obtain certain required licenses, certificates and approvals could adversely affect our ability to re-lease or sell aircraft, our ability to perform maintenance services or to provide cash management services, which would materially and adversely affect our financial condition and results of operations.

        Under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. To perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we require a license from the Irish regulatory authorities, which we have obtained. A failure to maintain these licenses or certificates or obtain any required license or certificate, consent or approval, or the occurrence of any of the foregoing events, could adversely affect our ability to provide qualifying services or re-lease or sell our aircraft, which would materially and adversely affect our financial condition and results of operations.

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

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2011, we generated revenue of $19.1 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results could be materially and adversely affected.

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

The recent global sovereign debt crisis could result in higher borrowing costs and more limited availability of credit, as well as impact the overall airline industry and the financial health of our lessees.

        On August 5, 2011, Standard & Poor's Ratings Group, Inc., or Standard & Poor's, lowered its long term sovereign credit rating on the United States of America from AAA to AA+. While U.S. lawmakers reached an agreement to raise the federal debt ceiling on August 2, 2011, the downgrade reflected Standard & Poor's view that the fiscal consolidation plan within that agreement fell short of what would be necessary to stabilize the U.S. government's medium term debt dynamics. In addition, significant concerns regarding the sovereign debt of numerous other countries have developed recently and required some of these countries to seek emergency financing. Specifically, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, thus reducing the purchasing power of our European customers.

        The downgrade of the U.S. credit rating and the ongoing European debt crisis have contributed to the instability in global credit markets. The sovereign debt crisis could adversely impact the financial health of the global banking system, not only due to its exposure to the sovereign debt, but also by the imposition of stricter capital requirements, which could limit availability of credit. Further, the sovereign debt crisis could lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets and/or reduced economic conditions could have a material adverse effect on our business, financial condition and liquidity.

Airline reorganizations could impair our lessees' ability to comply with their lease payment obligations to us.

        In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, in 2011 and 2012, certain airlines have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

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

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. Also the perception of a structural shortage in oil supplies that resulted in the 2008 oil price boom, and saw fuel prices increase to historical highs before declining substantially as a result of the 2008-09 global recession, poses a substantial risk to the airline industry. Currently the political unrest in North Africa and the fear of political unrest spreading to the large oil exporting countries in the Middle East is resulting in steadily rising fuel prices. The reduction in supply of oil from North Africa is compensated by production increases from OPEC members, however if political unrest spreads to any of the larger oil exporting countries in the Middle East, fuel process could rise beyond the peak levels of 2008. Escalation of political tensions between Iran and the US, the EU and Israel regarding the Iranian nuclear program have the potential to severely disrupt oil supply from the region, which in turn could send oil prices substantially above their 2008 peak levels.

        A return to 2008 historically high fuel prices that are not hedged appropriately would have a material adverse impact on airlines' profitability. Swift movements in fuel prices when airlines have hedged their fuel costs can adversely affect profitability and liquidity as airlines may be required to post cash collateral under hedge agreements. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft repossessions, increase our costs of servicing and marketing our aircraft, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results.

If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results.

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq, the Israeli/Palestinian conflict, tension over Iran's nuclear programs, and recent political instability in North Africa and the Middle East may lead to further instability in these regions. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

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

        Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may only provide reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft lenders and lessors or by applicable government regulations, or to not be available at all.

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

        Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft upon any disposition. These results could adversely affect our financial results.

The effects of epidemic diseases and natural disasters, such as extreme weather conditions, floods, earthquakes and volcano eruptions may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results.

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

        Waha Capital PJSC ("Waha") owns 20.0% of our ordinary shares and Cerberus Capital Management, L.P. ("Cerberus"), owns 18.7% of our ordinary shares. As a result, Waha and/or Cerberus may be able to significantly influence fundamental corporate matters and transactions, including the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

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

Our financial reporting for lease revenue may be significantly impacted by a proposed new accounting standard for lease accounting.

        In August 2010, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft that proposes substantial changes to existing lease accounting.

        The proposal sets out new accounting standards for lessee accounting under which a lessee would recognize a "right-of-use" asset representing its right to use the underlying asset and a liability representing its obligation to pay lease rentals over the lease term. The proposal sets out two alternative accounting standards for lessors, a "performance obligation" approach and a "de-recognition approach". If a lessor retains exposure to significant risks and benefits associated with the underlying asset, then it would apply the performance obligation approach to the lease of the asset. If a lessor does not retain such an exposure, then it would adopt the de-recognition approach to the lease of the asset. The proposal does not contain an effective date for the proposed changes, and it is possible that an alternative approach may be developed. At present we are unable to assess the effects the adoption of the new lease standard will have on our financial statements. We believe the presentation of our financial statements, and those of our lessees, will be materially impacted.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We cannot yet determine whether we will be classified as a PFIC for the 2012 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

        We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands, Sweden and the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled to reduce the exposure to such additional taxation, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

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

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 30%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods.

As of December 31, 2011, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

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

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft leasing. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Arab Emirates, with a total of 153 employees, as of December 31, 2011.

        We operate our business on a global basis, providing aircraft to customers in every major geographical region. As of December 31, 2011, we owned 251 aircraft and seven engines, managed 42 aircraft, had 27 new aircraft on order (including five Boeing 737 purchase rights), had entered into sales contracts for five aircraft and had an executed letter of intent to sell one aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk of the residual value of the equipment at the end of the lease. As of December 31, 2011, our owned and managed aircraft were leased to 104 commercial airline and cargo operator customers in 50 countries and managed from our offices in The Netherlands, Ireland, the United States, Singapore, China and the United Arab Emirates.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. From January 1, 2009 to December 31, 2011, we executed over 300 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft portfolio. Between January 1, 2008 and December 31, 2011, our weighted average owned aircraft utilization rate was 98.3%. Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap or N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20.0 million additional ordinary shares on the New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha. As part of this transaction our outstanding ordinary shares increased by 29.8 million. As of December 31, 2011, we had 149.2 million shares issued and outstanding, of which 9.3 million ordinary shares are held as treasury stock.

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

Our Business Strategy

  Manage the Profitably of our Aircraft Portfolio by selectively:

  •
  purchasing aircraft directly from manufacturers;

  •
  entering into sale-leaseback transactions with aircraft operators;

  •
  using our global customer relationships to obtain favorable lease terms for aircraft and maximizing aircraft utilization;

  •
  maintaining diverse sources of global funding;

  •
  optimizing our portfolio by selling select aircraft; and

  •
  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully source acquisition opportunities of new and used aircraft at favorable prices, as well as secure long-term funding for such acquisitions, lease aircraft at profitable rates, minimize downtime between leases and associated technical expenses and opportunistically sell aircraft.

        Efficiently Manage our Liquidity.    As of December 31, 2011, we had access to $1.0 billion of committed undrawn credit facilities. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures and export/import financings including European Export Credit Agencies ("ECA")-guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows.

        Expand Our Aircraft Portfolio.    We intend to grow our portfolio of aircraft through new aircraft purchases, sale-leasebacks, airline refleetings, acquisitions and other opportunistic transactions that increase our aircraft portfolio. We will rely on our experienced team of aircraft market professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we intend to continue to rebalance our aircraft portfolio through acquisitions and sales to maintain the appropriate mix of aviation assets to meet our customers' needs.

        Maintain a Diversified and Satisfied Customer Base.    We currently lease our owned and managed aircraft to 104 different airlines in 50 different countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach and quality product offering.

        Selectively Pursue Acquisitions.    We intend to selectively pursue acquisitions that we believe will provide us with benefits currently not available to us, such as the Genesis and Waha Transactions. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

Aircraft Portfolio

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2011, we owned 251 aircraft and managed 42 aircraft. The weighted average age of our 251 owned aircraft was 5.5 years as of December 31, 2011. We believe that we own one of the youngest aircraft fleets in the world. We operate our aircraft business on a global basis and as of December 31, 2011, 245 out of our 251 owned aircraft were on lease to 89 commercial airline and cargo operator customers in 46 countries. Of the six aircraft off lease at December 31, 2011, four aircraft were subject to either a lease agreement or letter of intent.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2011:

			Managed portfolio
	Owned portfolio				Number of aircraft under Purchase/sale contract or letter of intent
						Total owned, Managed and ordered aircraft
Aircraft type	Number of Aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order(1)
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	10.1%	—	—	—	30
Airbus A320	104	37.6%	8	7	—	119
Airbus A320NEO	—	—	—	—	5	5
Airbus A321	20	7.3%	2	—	—	22
Airbus A330	23	22.5%	4	5	(1)	31
Boeing 737 Classics	9	0.8%	21	—	(2)	28
Boeing 737(NG)	47	16.6%	—	46	—	93
Boeing 747	2	0.9%	—	—	—	2
Boeing 757	4	0.6%	1	—	(3)	2
Boeing 767	4	1.8%	2	—	—	6
Boeing 777	—	—	2	—	—	2
CRJ 705	—	—	1	—	—	1
CRJ 900	4	0.9%	—	—	—	4
MD 11 Freighter	1	0.3%	1	—	—	2
ERJ 170	2	0.3%	—	—	—	2

Total	251	100%	42	58	(1)	350

(1)
Includes the remaining 31 American Airlines purchase-leaseback Boeing 737 aircraft. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for the 31 deliveries under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract. Since the bankruptcy filing, as of March 23, 2012 we took delivery of another four aircraft of the remaining 31 aircraft.

  Aircraft on Order

          As of December 31, 2011, we had seven new Airbus A320 narrowbody aircraft, five new Airbus A330 wide-body aircraft and 15 new Boeing 737-800 aircraft (consisting of ten firm aircraft and five purchase rights) on order and we had entered into call-options on five A320NEO purchase and leaseback transactions with two lessees.

          In addition in 2011, we entered into a purchase and leaseback transaction with American Airlines for 35 Boeing 737-800 aircraft, of which four aircraft have been delivered as of December 31, 2011. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for the 31 deliveries under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract. Since the bankruptcy filing, as of March 23, 2012 we took delivery of another four aircraft of the remaining 31 aircraft.

          Due to our order book of aircraft, we believe that we are well positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, maintenance, repair and overhaul service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions. Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large scale committed funding to acquire new and used aircraft.

          As of December 31, 2011, we had $1.0 billion of committed undrawn credit facilities. Of the remaining A320 family aircraft to be delivered as of December 31, 2011, one aircraft is scheduled to deliver in 2012 and six in 2013. These aircraft are expected to be financed in ECA facilities, the UBS revolving credit facility or other commercial bank facilities. Of the remaining five A330 aircraft to be delivered as of December 31, 2011, we expect to finance four aircraft through the ECA facility and one aircraft in long term secured bank facilities.

  Aircraft Subject to Sale Agreements and Letters of Intent

          As of December 31, 2011, we had entered into sales contracts to sell five used aircraft and have an executed letter of intent to sell one aircraft. The following table provides information regarding the agreements and letter of intent in place and executed for the sale of six aircraft as of December 31, 2011.

Aircraft type	Number of aircraft	Letter of Intent or Agreement	New/Used	Owned/Managed
Airbus A330-300	1	Letter of Intent	Used	Owned
Boeing 737-300	1	Sale Agreement	Used	Managed
Boeing 737-400	1	Sale Agreement	Used	Managed
Boeing 757-200	2	Sale Agreement	Used	Owned
Boeing 757-200	1	Sale Agreement	Used	Managed

          Although we expect to be able to negotiate and agree on final documentation with respect aircraft subject to letters of intent, we may not be able to do so and therefore such transactions might not in fact occur.

  Aircraft Acquisitions and Dispositions

          We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in two ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, and by purchasing portfolios consisting of aircraft of varying types and ages. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand and/or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

          Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and credit worthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. From January 1, 2009 to December 31, 2011, we purchased 109 aircraft and sold 64 aircraft, which included the following significant transactions:

          In January 2006, we placed an order with Airbus for the purchase of 70 new A320 family aircraft, including five aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, we notified Airbus that we will not take delivery of the five aircraft subject to reconfirmation rights. In 2009 we added four additional aircraft to the existing forward order. As of December 31, 2011, 52 aircraft had been delivered, 12 aircraft were sold and five aircraft remain to be delivered under the agreement. The remaining five aircraft are scheduled to be delivered from 2012 to 2013.

          In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009, two additional A330 aircraft were added to the forward order. As of December 31, 2011, 27 aircraft had been delivered of which eight aircraft were subsequently sold and five aircraft remained to be delivered pursuant to the agreement. The remaining five aircraft are scheduled to be delivered in 2012.

          In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

          In 2011, we entered into a purchase and leaseback transaction with American Airlines for 35 Boeing 737-800 aircraft, of which four aircraft have been delivered as of December 31, 2011. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for the 31 deliveries under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract. Since the bankruptcy filing, as of March 23, 2012 we took delivery of another four aircraft of the remaining 31 aircraft.

  Aircraft Leases

          Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft's lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale. We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Over the past 20 years, the world's airlines have increasingly turned to operating leases to meet their aircraft needs.

          Our contract lease terms generally range from 12 months to 144 months. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking re-delivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

          Upon expiration of an operating lease, we extend the lease term, take redelivery of the aircraft, remarket and re-lease it to new lessees or sell the aircraft. Typically, we re-lease our leased aircraft well in advance of the expiration of the then current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

          Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed over 300 aircraft transactions between January 1, 2009 and December 31, 2011.

          The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2009 and December 31, 2011, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2009	2010	2011	Total/ Average
New leases on new aircraft	21	6	14	41
New leases on used aircraft	6	18	16	40
Extensions of lease contracts	24	26	19	69
Average lease term for new leases (months)(1)	138.3	138.0	133.7	136.7
Average lease term for re-leases (months)(1)	42.3	61.6	80.8	66.4
Average lease term for lease extensions (months)(2)	18.8	35.5	30.5	28.3
Aircraft purchases	41	55	13	109
Aircraft sales	9	16	21	46
Average aircraft utilization rates(3)	98.1%	98.3%	98.5%	98.3%

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

	Managed Aircraft
Activity	2009	2010	2011	Total/ Average
New leases on new aircraft	1	—	—	1
New leases on used aircraft	4	2	1	7
Extensions of lease contracts	5	4	3	12
Average lease term for re-leases (months)(1)	53.0	32.0	20.0	42.3
Average lease term for lease extensions (months)(2)	26.4	33.8	27.0	28.1
Aircraft purchases	—	—	—	—
Aircraft sales	6	4	8	18

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

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example during 2009, average lease terms for re-leases and extensions were low as compared to 2010 and 2011, in reaction to the deterioration in lease rates resulting from the global economic slowdown occurring during a large part of 2009. As a result of improving market conditions the average lease terms for re-leases and extensions in 2010 and 2011 increased to levels comparable to pre-2009 levels. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. In addition, leases of more expensive aircraft generally have longer lease terms than less expensive aircraft. Lease terms for owned aircraft tend to be longer than for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

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

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to redeliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the delivery condition is different from the acceptance condition, there is normally an end of lease compensation adjustment for the difference at re delivery. As of December 31, 2011, 136 of our 251 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as income at the end of the prior lease.

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

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 73 aircraft under defaulted leases with 37 different lessees in 25 jurisdictions.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2011.

Lessee	Percentage of 2011 lease revenue
Aeroflot Russian Airlines	7.7%
TUI Aviation	6.0%
Asiana Airlines	4.3%
Wizz Air	3.6%
Alitalia	3.2%
Kingfisher Airlines	3.1%
Air France	3.0%
Virgin Atlantic	2.9%
Air Berlin	2.5%
TAP (Transporte Aéreos Portugueses)	2.5%
Garuda	2.0%
VRG Linhas Aereas	1.7%
Vietnam Airlines	1.7%
Sichuan Airlines	1.6%
China Hainan Airlines	1.6%
Air Canada	1.5%
Airblue	1.5%
Other(1)	49.6%

Total	100%

(1)
Consists of more than 94 individual lessees. No other lessee accounted for more than 1.5% of our lease revenue in 2011.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2011.

Country	Percentage of 2011 lease revenue
Russia	10.3%
Germany	9.3%
United States of America	8.8%
China	6.6%
UK	6.6%
Korea	4.3%
India	4.3%
Italy	3.6%
Hungary	3.6%
Indonesia	3.4%
France	3.3%
Brazil	2.7%
Portugal	2.5%
Turkey	2.2%
Thailand	2.0%
Canada	2.0%
Vietnam	2.0%
Pakistan	1.5%
Greece	1.4%
Kazakhstan	1.3%
United Arab Emirates	1.1%
Japan	1.1%
El Salvador	1.0%
Other(1)	15.1%

Total	100%

(1)
No other country accounted for more than 1.0% of our lease revenue in 2011.

        As of December 31, 2011, leases representing approximately 25.9% of our lease revenues in 2011 were scheduled to expire before December 31, 2014. As of December 31, 2011, of our 251 owned aircraft, 245 aircraft were on lease and had a weighted average remaining lease period per aircraft of 73.6 months and six aircraft were off-lease.

        The following table sets forth as of December 31, 2011 the number of leases that were scheduled to expire between December 31, 2011 and December 31, 2025 as a percentage of our 2011 lease revenue.

Year	Percentage of 2011 lease revenue(1)	Number of aircraft with leases expiring
2012	3.0%	11
2013	11.7%	35
2014	11.2%	35
2015	11.7%	39
2016	11.2%	32
2017	3.6%	9
2018	3.6%	11
2019	9.1%	17
2020	9.7%	19
2021	4.7%	9
2022	6.9%	16
2023	4.0%	8
2024	0.0%	0
2025	0.4%	4

Total	90.8%	245

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2011 (3.4%), revenue from the six off-lease aircraft (3.7%), revenue from disassembled aircraft (0.3%), revenue from the leasing of engines (0.6%) and lease revenue from the aircraft subject to lease-in lease-out transactions (1.2%).

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2009	2010	2011
Russia	6.9%	11.3%	10.3%
Germany	16.3%	12.0%	9.3%

        The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets in 2011 based on each airline's principal place of business for the years indicated:

2011
Russia	10.7%

        During the years ended December 31, 2009, 2010 and 2011, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, and since 2007, we have raised in excess of $10.0 billion of new financings, including bank debt, governmental secured debt, securitization and debt capital markets.

        Revolving Credit Faciliy.    In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of a broad range of aircraft. In June 2011, we amended this credit facility to allow for an additional two year revolving period with a three year term-out period, extending the facility to June 2016, and amending the facility size to $775.0 million. This facility provides us with large scale committed financing allowing us to rapidly execute aircraft portfolio purchases.

        Capital Markets Facilities.    Once we obtain sufficient aircraft through our revolving credit facility, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing.

        Since 1996, we have raised over $26 billion of funding in the global financial markets including over $11 billion of funds through initial issuances and refinancings in the aircraft securitization market.

  •
  In May 2007, we completed a $1.7 billion securitization of 70 aircraft subject to operating leases. This securitization was a refinancing of our 2005 securitization. In the refinancing, we added 28 aircraft to the structure.

  •
  In June 2008, our consolidated subsidiary ALS II closed a $1 billion aircraft securitization. The securitization provides long-term non-recourse funding for 30 A320 family aircraft which are part of the 70 aircraft order placed by us.

        Export Credit.    As of December 31, 2011, 11 A330 aircraft, 33 A320 family, two Boeing 737-800 aircraft and four CRJ aircraft have been financed in export credit facilities with banks and financial institutions, which contained the negotiated terms pursuant to which the European Export Credit Agencies (ECAs), the Export-Import Bank of the United States (US Ex-Im Bank) and Export Development Canada (EDC) agreed to provide guarantees. From time to time, the ECA facilities have been amended to cover certain additional aircraft and an ECA capital markets transaction in relation to three A330 aircraft was completed.

        During 2009, we signed financing facility agreements in the amount of $1.7 billion, including the following:

  •
  a $272.0 million facility with China Development Bank Corporation to finance four A330 aircraft;

  •
  a $846.0 million export credit facility with a syndicate of commercial banks led by Crédit Agricole to finance up to 20 Airbus A320 aircraft. Repayment under the credit facility is guaranteed by the ECA;

  •
  four pre-delivery payment financing facilities relating to our Airbus forward orders with a total of $413.0 million; and

  •
  other secured financing facilities with a total of $158.9 million.

        During 2010, we signed financing facilities in the amount of $1.6 billion, including the following:

  •
  fixed rate facilities for general corporate purposes with a total of $170.0 million;

  •
  long term bank debt with banks and financial institutions for new and used aircraft with a total of $524.3 million;

  •
  a facility guaranteed by US Export Import Bank with a total of $55.3 million;

  •
  amendments to the existing ECA facilities with AerCap Ireland and AerVenture, and the AeroTurbine revolving credit facility with a total of $760.0 million; and

  •
  other secured financing facilities with a total of $75.0 million.

        During 2011, we signed financing facilities in the amount of $1.5 billion, including the following:

  •
  long term secured debt with banks to finance up to 12 Boeing 737-800 aircraft to be delivered to American Airlines with a total of $402.0 million;

  •
  amendment and extension of our UBS revolving credit facility with a total of $775.0 million; and

  •
  other secured financings with a total of $360.0 million

Joint Ventures

        We have conducted some of our business through joint ventures. The joint venture arrangements allowed us to:

  •
  order new aircraft in larger quantities to increase our buying power and economic leverage;

  •
  increase the geographical and product diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft purchases.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company and affiliates of Crédit Agricole establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $90.0 million in 2008, to $120.0 million in 2010 and to $130 million in 2011. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2011, we have not and do not plan to consolidate AerDragon's financial results in our consolidated financial statements. AerDragon has 17 aircraft on lease to seven airlines as of December 31, 2011.

        AerCap Partners I.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche is April 2012, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I. We are currently in the process of re-financing the second tranche of this facility, maturing April 2012. We consolidate AerCap Partner's financial results in our consolidated financial statements. AerCap Partners I has 15 aircraft on lease to TUI Travel as of December 31, 2011.

        Other joint ventures.    In 2010, we entered into three 50% joint ventures with three joint venture partners. The three joint ventures collectively owned ten aircraft, consisting of three A320 aircraft (AerCap Partners II), three A330 aircraft (AerCap Partners III) and four CRJ aircraft (AerLift Jet

Leasing). During 2011, we sold our 50% interest in AerCap Partners III. We consolidate the two remaining joint ventures in our consolidated financial statements.

        In 2010, we also entered into a 40% joint venture with Waha (AerLift Leasing), which owns ten aircraft as of December 31, 2011. We do not consolidate the financial results of this 40% joint venture in our consolidated financial statements.

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

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2011, we had aircraft management and administration and cash management service contracts with 13 parties covering over 250 aircraft, three of which accounted for 88% of our aircraft services revenue in 2011. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2011, were AerCap Ireland Ltd., Aircraft Lease Securitisation Ltd., Aircraft Lease Securitisation II Ltd., AerFunding I Ltd., Genesis Funding Ltd., Streamline Aircraft Leasing Ltd. and AerCap Partners I Ltd., AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2009(1)	December 31, 2010(1)	December 31, 2011
Amsterdam, The Netherlands	74	70	74
Shannon, Ireland	50	55	54
Fort Lauderdale, FL	18	17	15
Miami, FL(1)	120	126	—
Goodyear, AZ(1)	46	44	—
Other(1,2)	37	44	10

Total	345	356	153

(1)
For the years ended December 31, 2009 and 2010 these locations included employees of AeroTurbine which we acquired in 2006 and sold in October 2011.

(2)
We lease small offices in Shanghai (China), the United Arab Emirates and Singapore.

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

Organizational Structure

        AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in four main operating companies, most of which in turn own special purpose entities which hold our aircraft assets. AerCap Holdings N.V. employs 30 people and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap

Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our 50% economic interests in AerCap Partners II (three aircraft) and a 50% ownership in a joint venture with Waha (four aircraft). The four principal operating subsidiaries, their share ownership and the identity of their significant asset owning subsidiaries are detailed below.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands, and through its special purpose subsidiaries, owns the economic interests in 22 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services, B.V. is located in Amsterdam, The Netherlands and had 44 employees as of December 31, 2011. AerCap Group Services B.V. does not own significant assets, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and holds our economic interests in Aircraft Lease Securitisation Limited ("ALS I"), which owns 51 aircraft, in Aircraft Lease Securitisation II Limited ("ALS II"), which owns 30 aircraft and in Genesis Funding Ltd ("GFL"), which owns 38 aircraft and it holds our 50% economic interests in AerCap Partners I (15 aircraft). In addition, AerCap Ireland Limited owns 70 aircraft and seven engines directly or through single aircraft owning special purpose entities and holds the economic interests in AerFunding (18 aircraft). AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon. AerCap Ireland Limited had 54 employees as of December 31, 2011.

        AerCap, Inc. is owned 100% by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had ten employees as of December 31, 2011 and provides a range of services to other asset owning companies in the AerCap group of companies. AerCap, Inc. and its wholly owned subsidiaries are the lessees under four lease-in, lease-out transactions.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services ("GECAS"), ILFC, CIT Aerospace, Aviation Capital Group, Air Lease Corporation, SMFG (RBS Aviation Capital),SMBC, AWAS Aviation Capital Limited, FLY Leasing Limited, BOC Aviation and AirCastle Ltd.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition we carry customary insurance for our property. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

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

Facilities

        In April 2008, we relocated to a 37,000 square foot office facility in Amsterdam, The Netherlands. Our office has been contracted under a five-year lease which commenced on April 1, 2008. In June 2010 we relocated our Shannon office to a 16,000 square foot facility in Shannon, Ireland. We lease our Shannon facility under a 21-year lease (10,000 square feet) and a 19 year lease (6,000 square feet) which began March 28, 2008 and June 18, 2010 respectively and have options to terminate both leases in 2018 and in 2024.

        In addition to the above facilities, we also lease small offices in Fort Lauderdale (Florida), Shanghai (China), Irvine (Texas), the United Arab Emirates and Singapore.

Trademarks

        We have registered the "AerCap" name with WIPO International (Madrid) Registry and the Benelux Merkenbureau. The "AerCap" trademark has been registered with the United States Patent and Trademark Office.

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

        Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provision for this litigation because we do not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Transbrasil litigation

        In the early 1990's, two AerCap-related companies (the "AerCap Lessors") leased an aircraft and two engines to Transbrasil S/A Linhas Areas ("Transbrasil"), a now defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation ("GECC") and certain of its affiliates ("GE affiliates" and collectively with GECC, the "GE Lessors"). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the "Notes") to the AerCap lessors and GE Lessors (collectively the "Lessors") in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

        Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil a statutory penalty equal to double the face amount of the Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of its bankruptcy. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court. In June 2010, the AerCap Lessors and the GE Lessors separately filed special appeals before a federal appeals court in Brazil. These special appeals have since been admitted for hearing. AerCap's Brazilian counsel believes AerCap's special appeal is well-grounded and has a reasonable chance of success. In July 2011, Transbrasil sued for provisional enforcement of the 2010 Judgment and submitted its alleged calculation of the statutory penalty which, according to Transbrasil, amounted to approximately $210 million in the aggregate with interest and monetary adjustments. The 2010 Judgment did not determine if there was joint and several liability among the Lessors. AerCap contends that, based on its interest in the Notes, its proportionate share of any statutory penalty is approximately seven percent. AerCap filed a motion opposing provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil's calculations are incorrect and that it had failed to differentiate among the amounts owed by each defendant. These arguments, and the question of whether the AerCap Lessors have any liability to TransBrasil will be determined in other proceedings. Transbrasil also initiated proceedings to determine the amount for which each of the Lessors is allegedly liable as a result of the Transbrasil bankruptcy. The court appointed an expert to determine this amount and the AerCap Lessors appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that the AerCap Lessors are not liable for any damages as a result of Transbrasil's bankruptcy because, among other reasons, it was not the AerCap Lessors, but GECC alone, who brought the involuntary bankruptcy action against Transbrasil.

        Our management, based on the facts and the advice of external legal counsel, has determined that is not necessary to make any provision for this litigation because we do not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

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

Overview

        Net income attributable to AerCap Holdings N.V. for the full year 2011 was $172.2 million. Adjusted net income was $303.1 million, up 35% as compared to $223.9 million in 2010. Adjusted net income excludes non-cash charges relating to the mark-to-market of interest rate caps and share based compensation, a one-time charge relating to the buy-out of the Genesis portfolio servicing rights and excludes a loss from discontinued operations. Please refer to page 66 and 67 for the reconciliation of adjusted net income (and adjusted earnings per share) to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2011 and 2010. The increase in adjusted net income was driven primarily by the deliveries of forward order aircraft and the purchase of the remaining 50% investment in AerVenture. Total basic and fully diluted earnings per share for the full year 2011 were $1.17. Adjusted earnings per share were $2.07. The average number of outstanding shares was 146.6 million for the year ended December 31, 2011. Net interest margin, or net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps, was $718.1 million for full year 2011, up 13% as compared to 2010. This measure reflects the increase in leasing income.

Major Developments in 2011

  •
  On June 10, 2011, we amended our $775 million non-recourse facility, established in 2006 and arranged by UBS Securities LLC, to allow for an additional two year revolving period with a three year term-out period, extending the transaction to June 2016;

  •
  On July 15, 2011, we entered into a purchase-leaseback arrangement with American Airlines to finance up to 35 Boeing 737-800 Next Generation aircraft scheduled to be delivered to American Airlines. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for the 31 deliveries under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract; and

  •
  On October 7, 2011, we closed on the sale of AeroTurbine to ILFC.

Liquidity and Access to Capital

        Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2011, we had 27 aircraft under forward purchase commitments (including five Boeing 737 purchase rights), with six scheduled to be delivered in 2012. As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

        In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives. For additional information on the availability of funding under our contracted credit facilities see "—Indebtedness".

Non Cash Charge for Share based Compensation

        The non cash charge for share based compensation, net of tax, was $5.4 million for the full year 2011. The charge relates to restricted shares and share options in entities that own a substantial percentage of our shares and which are held by members of our senior management, independent directors and a consultant and share options in AerCap Holdings N.V. which are held by members of our senior management. The charge did not reduce our net equity.

Non Cash Charge for Mark-to-market of Interest Rate Caps

        The non cash charge for mark-to-market of interest rate caps, net of tax and non-controlling interest, was $51.3 million for the full year 2011. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under US GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Aviation Assets

        We acquired $0.9 billion of aviation assets including 13 aircraft in 2011. Total assets were $9.1 billion at December 31, 2011. Total assets decreased 5% during 2011 which was driven primarily by the sale of AeroTurbine and the sale of our 50% interest in a joint venture containing three A330 aircraft. The number of aircraft in our portfolio was 350 as of December 31, 2011, consisting of 251 owned aircraft, 42 managed aircraft, 27 aircraft on order (including five Boeing 737 purchase rights), 31 Boeing 737 purchase and leaseback aircraft with American Airlines, five A320NEO purchase and leaseback aircraft and six aircraft subject to a sale agreement/letter of intent.

Factors Affecting our Results

        Our results of operations have been affected by a variety of factors, primarily:

  •
  the number, type, age and condition of the aircraft we own;

  •
  aviation industry market conditions;

  •
  the demand for our aircraft and the resulting lease rates we are able to obtain for our aircraft;

  •
  the availability and cost of debt capital to finance purchases of aircraft and aviation assets;

  •
  the purchase price we pay for our aircraft;

  •
  the number, types and sale prices of aircraft we sell in a period;

  •
  the ability of our lessee customers to meet their lease obligations and maintain our aircraft in airworthy and marketable condition;

  •
  the utilization rate of our aircraft;

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

Factors Affecting the Comparability of Our Results

AeroTurbine Transaction

        On October 7, 2011, we completed the sale of AeroTurbine to ILFC for $228.0 million. As a result of the sale we recognized a loss from discontinued operations of $52.8 million in the year ended December 31, 2011. The loss consisted of: (1) $22.5 million of bank fees, legal fees, and contractual incentive payments to AeroTurbine management; (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer; and (3) a $21.6 million book loss arising from the sale. The sale resulted in a $119.9 million increase of our cash position, net of incentive payments and net of AeroTurbine's cash held at the transaction date. As a result of the sale and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine for all periods presented have been reclassified to discontinued operations in the consolidated income statements.

Genesis Transaction

        On March 25, 2010, the all-share acquisition of Genesis was completed. The Genesis aircraft portfolio consisted of 54 aircraft, of which three were subsequently sold. As at December 31, 2011, 50 of those aircraft were in operation on lease to 31 airlines located in 21 countries. The Genesis portfolio includes 45 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100, A321-231 and A320-200), two Boeing 747-400 cargo aircraft, two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER). As of June 30, 2011, AerCap, through its Irish subsidiary, AerCap Ireland Limited, replaced GECAS as servicer to the aircraft portfolio acquired through the Genesis acquisition. This includes most services related to leasing the fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. We acquired Genesis to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis' expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders. The inclusion of Genesis in our consolidated results has increased our lease revenue through the addition of $1.3 billion of flight equipment in our December 31, 2011 and 2010 consolidated balance sheet.

Buy-out of Genesis Portfolio Servicing Rights

        In 2011, we completed the buy-out of the Genesis portfolio servicing rights. The buy-out resulted in a $21.4 million one-time charge, net of tax, which has been recognized in selling, general and administrative expenses. We expect the buy-out to generate savings of approximately $6.0 million per annum.

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

Impairments

        In accordance with ASC 360, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. We normally evaluate these events and circumstances on an annual basis. However, given current market conditions the evaluation is performed on a quarterly basis. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. We have defined a threshold of 10% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The aggregated carrying value of nine aircraft that do not substantially exceed our 10% threshold on December 31, 2011 amounts to $104.8 million. Of the nine aircraft, six aircraft are older than 15 years.

        As of December 31, 2011, we owned 251 aircraft of which 23 were older than 15 years. The 23 aircraft had a net book value of $265.4 million which represented 3.4% of our total flight equipment held for operating lease and a carrying value $230.2 million. The undiscounted cash flows of the 23 aircraft older than 15 years were estimated at $305.8 million, which represents 33% excess above carrying value. As of December 31, 2011, 22 of the 23 aircraft passed the recoverability test. An impairment of $2.8 million was recognized for one aircraft. The 22 aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 2% and 198%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

        In the year ended December 31, 2011, we recognized an impairment of $15.6 million. An impairment of $11.3 million related to four older A320 aircraft and one Boeing 737 classic. We also recognized an impairment of $4.3 million relating to two engines and an intangible lease premium.

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

        We record as revenue all maintenance rent receipts not expected to be repaid to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rent under a particular lease to cover the estimated amount of maintenance reimbursements. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we make a payment to the lessee to help compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract.

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

Revenues

        Our revenues consist primarily of lease revenue from aircraft leases, net gain on sale of assets, management fee revenue and interest revenue.

Lease Revenue.

        Nearly all of our aircraft lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In the year ended December 31, 2011, 14.3% of our basic aircraft lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

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

        In addition to aircraft specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described in the bullet points above are influenced by global and regional economic trends, airline market conditions, the supply/demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

        We operate our business on a global basis and as of December 31, 2011, 245 out of our 251 owned aircraft and seven owned engines were on lease to 89 customers in 47 countries, with no lessee accounting for more than 10% of lease revenue for the year ended December 31, 2011. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Europe	43%	38%	38%
Asia/Pacific/Russia	32%	37%	39%
North America/Caribbean	14%	14%	12%
Latin America	6%	6%	6%
Africa/Middle East	5%	5%	5%

Total	100%	100%	100%

Net Gain on Sale of Assets.

        Our net gain on sale of assets is generated from the sale of our aircraft, engines, and inventory. The net gain on sale we achieve on the sale of our aircraft, engines and inventory is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply/demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sales of assets recorded in one fiscal quarter or other reporting period may not be comparable to net gain on sales of assets in other periods.

        We have historically presented our gain on sale of assets on a net basis, with the net book value of the asset being sold and related direct selling costs netted against sales consideration as gain on sale of assets. As a result of the acquisition of AeroTurbine, effective January 1, 2006, we changed our presentation of sales of aircraft on a gross basis in our Consolidated Income Statements. As a result of the disposal of AeroTurbine in the fourth quarter of 2011, we changed our presentation back to as it was before the AeroTurbine acquisition. This presentation has also been applied retrospectively in our Consolidated Income Statements to provide the reader with meaningful and comparable information.

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

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and the leases on the remaining four aircraft at December 31, 2012 expire between 2011 and 2013. As described in Note 15 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. This amount is amortized monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

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

Selling, General and Administrative Expenses.

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries, benefits, charges for share based compensation, severance compensation, professional and advisory costs and office and travel expenses as summarized in Note 20 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and our taxable income. Our effective tax rate has varied significantly year to year from 2007 to 2011. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and taxable income.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

	Year ended December 31, 2010	Year ended December 31, 2011
	(US dollars in millions)
Revenues
Lease revenue	$902.3	$1,050.5
Net gain on sale of assets	36.2	9.3
Management fee revenue	13.0	19.1
Interest revenue	3.9	2.7
Other revenue	3.9	12.3

Total revenues	959.3	1,093.9
Expenses
Depreciation	307.7	361.2
Asset Impairment	10.9	15.6
Interest on debt	234.0	292.5
Other operating expenses	67.9	73.8
Selling, general and administrative expenses	80.6	120.8

Total expenses	701.1	863.9
Income from continuing operations before income taxes and income of investments accounted for under the equity method	258.2	230.0
Provision for income taxes	(22.2)	(15.4)
Net income of investments accounted for under the equity method	3.7	10.9

Net income from continuing operations	239.7	225.5
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	(3.2)	(52.8)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	0.3	—

Net income	236.8	172.7
Net loss (income) attributable to non-controlling interest, net of taxes	(29.2)	(0.5)

Net income attributable to AerCap Holdings N.V.	$207.6	$172.2

        Revenues.    Our total revenues increased by $134.6 million, or 14.0%, to $1,093.9 million in the year ended December 31, 2011 from $959.3 million in the year ended December 31, 2010. The principal categories of our revenue and their variances were:

	Year ended December 31, 2010	Year ended December 31, 2011	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue
Basic rents	$840.4	$951.3	$110.9	13.2%
Maintenance rents and end of lease compensation	61.9	99.2	37.3	60.3%
Net gain on sale of assets	36.2	9.3	(26.9)	(74.3)%
Management fee revenue	13.0	19.1	6.1	46.9%
Interest revenue	3.9	2.7	(1.2)	(30.8)%
Other revenue	3.9	12.3	8.4	215.4%

Total	$959.3	$1,093.9	$134.6	14.0%

        Basic rents increased by $110.9 million, or 13.2%, to $951.3 million in the year ended December 31, 2011 from $840.4 million in the year ended December 31, 2010. The increase in basic rents was attributable primarily to:

  •
  the acquisition between January 1, 2010 and December 31, 2011 of 122 aircraft for lease with an aggregate net book value of $3.4 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 37 aircraft, during such period, with an aggregate net book value of $1.0 billion at the date of sale. The net increase in our aircraft portfolio (including those acquired through the Genesis Transaction) resulted in a $135.3 million increase in basic rents in the year ended December 31, 2011 as compared to the year ended December 31, 2010.

  reduced by

  •
  a decrease in basic rents of $16.6 million in the year ended December 31, 2011 compared to the twelve months ended December 31, 2010 as a result of re-leases following the scheduled expiry of leases;

  •
  a decrease in basic rents of $8.4 million in the year ended December 31, 2011 compared to the twelve months ended December 31, 2010 as a result of airline defaults and restructurings;

  •
  a decrease in basic rents of $1.4 million from our engine lease activities in the year ended December 31, 2011 compared to the year ended December 31, 2010; and

  •
  a decrease in payments from leases with lease rates tied to floating interest rates of $0.7 million in the year ended December 31, 2011 compared to the year ended December 31, 2010 due to decreases in market interest rates.

        Maintenance rents and end-of-lease compensation increased by $37.3 million, or 60.3%, to $99.2 million in the year ended December 31, 2011 from $61.9 million in the year ended December 31, 2010. The increase is mainly attributable to the recognition of a $34.6 million increase in the release of maintenance rents as a result of airline defaults and restructurings in the year ended December 31, 2011 as compared to the year ended December 31, 2010.

        Net gain on sale of assets decreased by $26.9 million, or 74.3%, to $9.3 million in the year ended December 31, 2011 from $36.2 million in the year ended December 31, 2010. The decrease in net gain on sale of assets is mainly a result of the age of the aircraft sold. Net gain on sale of assets in the year ended December 31, 2011 was generated from the sale of 18 older aircraft and three A330s through the sale of a 50% interest in a joint venture. In the year ended December 31, 2011, we sold three A320 aircraft, one A330 aircraft, six Boeing 737aircraft, three Boeing 757 aircraft and five MD80 aircraft, whereas in the year ended December 31, 2010, we sold eight A320 aircraft, four A330 aircraft, two Boeing 757 aircraft and one Boeing 767 aircraft.

        Management fee revenue increased by $6.1 million, or 46.9%, to $19.1 million in the year ended December 31, 2011 from $13.0 million in the year ended December 31, 2010. The increase was mainly attributable to the servicing of the joint venture with Waha, which we entered into in November 2010.

        Interest revenue decreased by $1.2 million, or 30.8%, to $2.7 million in the year ended December 31, 2011 from $3.9 million in the year ended December 31, 2010. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $1.7 million of interest income in the year ended December 31, 2010.

        Other revenue increased by $8.4 million, or 215.4%, to $12.3 million in the year ended December 31, 2011 from $3.9 million in the year ended December 31, 2010. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees and other one-time payments.

        Depreciation.    Depreciation increased by $53.5 million, or 17.4%, to $361.2 million in the year ended December 31, 2011 from $307.7 million in the year ended December 31, 2010 due primarily to the acquisition of 122 new aircraft (including those acquired through the Genesis Transaction) between January 1, 2010 and December 31, 2011 with a book value at the time of the acquisition of $3.4 billion. The increase was partially offset by the sale of 37 aircraft between January 1, 2010 and December 31, 2011 with a book value at the time of sale of $1.0 billion.

        Asset impairment.    Asset impairment was $15.6 million in the year ended December 31, 2011. An impairment of $11.3 million in the year ended December 31, 2011 related to four older A320 aircraft and one Boeing 737 classic. We also recognized an impairment of $4.3 million relating to two engines and an intangible lease premium. Asset impairment was $10.9 million in the year ended December 31, 2010 which related to one older A320 aircraft which was repossessed from a lessee, one A320 aircraft for which the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessee and an intangible lease premium write-off on an aircraft acquired through the Genesis Transaction.

        Interest on Debt.    Our interest on debt increased by $58.5 million, or 25.0%, to $292.5 million in the year ended December 31, 2011 from $234.0 million in the year ended December 31, 2010. The majority of the increase in interest on debt was caused by:

  •
  a $32.0 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $59.3 million charge in the year ended December 31, 2011 from a $27.3 million charge in the year ended December 31, 2010;

  •
  an increase in average outstanding debt balance to $6.3 billion in the year ended December 31, 2011 from $6.1 billion in the year ended December 31, 2010, resulting in a $6.8 million increase in our interest on debt;

  •
  an increase in our average cost of debt to 3.6% in the year ended December 31, 2011 from 3.3% in the year ended December 31, 2010. The increase in our average cost of debt is primarily the result of an increase in our fixed rate debt. This resulted in an $18.9 million increase in our interest on debt.

        Other Operating Expenses.    Our other operating expenses increased by $5.9 million, or 8.7%, to $73.8 million in the year ended December 31, 2011 from $67.9 million in the year ended December 31, 2010. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$12.3	$12.1	$(0.2)	(1.6)%
Leasing expenses	55.6	58.4	2.8	5.0%
Provision for doubtful notes and accounts receivable	—	3.3	3.3	—

Total	$67.9	$73.8	$5.9	8.7%

        Our operating lease-in costs did not materially change in the year ended December 31, 2011 compared to the year ended December 31, 2010.

        Our leasing expenses increased by $2.8 million, or 5.0%, to $58.4 million in the year ended December 31, 2011 from $55.6 million in the year ended December 31, 2010. In the year ended December 31, 2011 our leasing expenses excluding default and restructuring related leasing expenses decreased by $18.0 million, primarily as a result of an increase in lessor contributions. Expenses relating to airline defaults and restructurings increased by $20.9 million in the year ended December 31, 2011 compared to the year ended December 31, 2010.

        Our provision for doubtful notes accounts receivable was $3.3 million and was primarily caused by the default of two of our lessees in the year ended December 31, 2011.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $40.2 million, or 49.9%, to $120.8 million in the year ended December 31, 2011 from $80.6 million in the year ended December 31, 2010. The increase was primarily caused by a $5.2 million increase in termination and severance payments, a $3.3 million increase in share based compensation, a $4.5 million increase in the mark-to-market of foreign currency hedges, foreign currency cash balances and other derivatives and a $24.5 million one-time charge relating to the buy-out of the Genesis portfolio servicing rights. We expect the buy-out to generate savings of approximately $6.0 million per annum.

        Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.    For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method decreased by $28.2 million, or 10.9%, to $230.0 million in the year ended December 31, 2011 from $258.2 million in the year ended December 31, 2010.

        Provision for Income Taxes.    Our provision for income taxes decreased by $6.8 million to a charge of $15.4 million in the year ended December 31, 2011. Our effective tax rate was negative 6.7% for the year ended December 31, 2011 and was negative 8.6% for the year ended December 31, 2010. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The decrease in the 2011 effective tax rate as compared to 2010 is the result of having more earnings generated from lower tax jurisdictions. Our income from continuing operations before income taxes per tax jurisdiction and associated tax rates can be summarized as follows:

	Year ended December 31,
	2010	2011	Tax rate
Tax jurisdiction
The Netherlands	$(82,943)	$(33,149)	25.0%
Ireland	147,291	91,973	12.5%
United States of America	(7,676)	5,204	37.6%
Sweden	26	3,384	18.7%
Isle of Man	124,878	130,284	0.0%
Income arising from non taxable items (permanent differences)	76,650	32,355	0.0%

	$258,226	$230,051

Non-recoverable losses Netherlands (valuation allowance)	$109,600	$38,644

        We expect that we will be able to achieve a similar division of our income from continuing operations before income taxes per tax jurisdiction for the year ended December 31, 2012.

        Net income of Investments Accounted for Under the Equity Method.    Our net income of investments accounted for under the equity method increased by $7.2 million, or 194.6% to $10.9 million in the year ended December 31, 2011 from $3.7 million in the year ended December 31, 2010. The increase is a result of the acquisition of our 40% interest in a joint venture with Waha as part of the Waha transaction which closed on November 11, 2010.

        Net Income From Continuing Operations.    For the reasons explained above, our net income from continuing operations decreased by $14.2 million, or 5.9%, to $225.5 million in the year ended December 31, 2011 from $239.7 million in the year ended December 31, 2010.

        Income (Loss) from Discontinued Operations.    In the year ended December 31, 2011 we recognized a loss of $52.8 million from discontinued operations as a result of the sale of AeroTurbine. The loss consisted of: (1) $22.5 million of bank fees, legal fees and contractual incentive payments to AeroTurbine management, (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer; and (3) a $21.6 million book loss arising from the sale.

        Net Income.    For the reasons explained above, our net income decreased by $64.1 million, or 27.1%, to $127.7 million in the year ended December 31, 2011 from $236.8 million in the year ended December 31, 2010.

        Non-controlling interest, net of tax.    Our non-controlling interest net of tax decreased by $28.7 million to $0.5 million net income attributable to non-controlling interests in the year ended December 31, 2011 from $29.2 million net income attributable to non-controlling interests in the year ended December 31, 2010, due primarily to the repurchase of AerVenture in the year ended December 31, 2010.

        Net Income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $35.4 million, or 17.1%, to $172.2 million in the year ended December 31, 2011 from $207.6 million in the year ended December 31, 2010.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	Year ended December 31, 2009	Year ended December 31, 2010
	(US dollars in millions)
Revenues
Lease revenue	$581.1	$902.3
Net gain on sale of assets	40.2	36.2
Management fee revenue	13.0	13.0
Interest revenue	9.5	3.9
Other revenue	3.7	3.9

Total revenues	647.5	959.3
Expenses
Depreciation	194.2	307.7
Asset Impairment	18.8	10.9
Interest on debt	86.2	234.0
Other operating expenses	65.1	67.9
Selling, general and administrative expenses	76.6	80.6
Other expenses	3.0	—

Total expenses	443.9	701.1
Income from continuing operations before income taxes and income of investments accounted for under the equity method	203.6	258.2
Provision for income taxes	(0.9)	(22.2)
Net income of investments accounted for under the equity method	1.0	3.7

Net income from continuing operations	203.7	239.7
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	2.7	(3.2)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	0.3

Net income	206.4	236.8
Net loss (income) attributable to non-controlling interest, net of taxes	(41.2)	(29.2)

Net income attributable to AerCap Holdings N.V.	$165.2	$207.6

        Revenues.    Our total revenues increased by $311.8 million, or 48.2%, to $959.3 million in the year ended December 31, 2010 from $647.5 million in the year ended December 31, 2009. The principal categories of our revenue and their variances were:

	Year ended December 31, 2009	Year ended December 31, 2010	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Lease revenue
Basic rents	$541.6	$840.4	$298.8	55.2%
Maintenance rents and end of lease compensation	39.5	61.9	22.4	56.7%
Net gain on sale of assets	40.2	36.2	(4.0)	(10.0)%
Management fee revenue	13.0	13.0	—	0.0%
Interest revenue	9.5	3.9	(5.6)	(58.9)%
Other revenue	3.7	3.9	0.2	5.4%

Total	$647.5	$959.3	$311.8	48.2%

        Basic rents increased by $298.8 million, or 55.2%, to $840.4 million in the year ended December 31, 2010 from $541.6 million in the year ended December 31, 2009. The increase in basic rents was attributable primarily to:

  •
  the acquisition between January 1, 2009 and December 31, 2010 of 150 aircraft for lease with an aggregate net book value of $5.5 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 25 aircraft, during such period, with an aggregate net book value of $0.8 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $306.9 million increase in basic rents. The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $126.2 million in basic lease rents in the year ended December 31, 2010;

  reduced by

  •
  a decrease in basic rents of $6.6 million in the year ended December 31, 2010 compared to the twelve months ended December 31, 2009 as a result of airline defaults; and

  •
  a decrease in payments from leases with lease rates tied to floating interest rates in the year ended December 31, 2010 compared to the year ended December 31, 2009 due to decreases in market interest rates, which resulted in a $2.8 million decrease in basic rents.

        Maintenance rents and end-of-lease compensation increased by $22.4 million, or 56.7%, to $61.9 million in the year ended December 31, 2010 from $39.5 million in the year ended December 31, 2009. The increase is mainly attributable to the recognition of $11.1 million increase in the release of maintenance rents as a result of airline defaults in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

        Net gain on sale of assets decreased by $4.0 million, or 10.0%, to $36.2 million in the year ended December 31, 2010 from $40.2 million in the year ended December 31, 2009. Net gain on sale of assets in the year ended December 31, 2010 was generated from the sale of 15 aircraft. In the year ended December 31, 2010, we sold eight A320 aircraft, four A330 aircraft, two Boeing 757 aircraft and one Boeing 767 aircraft, whereas in the year ended December 31, 2009, we sold seven A320 aircraft and two A321 aircraft.

        Management fee revenue did not materially change in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Interest revenue decreased by $5.6 million, or 58.9%, to $3.9 million in the year ended December 31, 2010 from $9.5 million in the year ended December 31, 2009. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $5.4 million higher interest income in the year ended December 31, 2009 compared to the year ended December 31, 2010.

        Other revenue increased by $0.2 million, or 5.4%, to $3.9 million in the year ended December 31, 2010 from $3.7 million in the year ended December 31, 2009. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

        Depreciation.    Depreciation increased by $113.5 million, or 58.4%, to $307.7 million in the year ended December 31, 2010 from $194.2 million in the year ended December 31, due primarily to the acquisition of 150 new aircraft between January 1, 2009 and December 31, 2010 with a book value at the time of the acquisition of $5.5 billion (including those acquired through the Genesis Transaction). The increase was partially offset by the sale of 25 aircraft between January 1, 2009 and December 31, 2010, with a book value at the time of sale of $0.8 billion. The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $45.0 million in depreciation in the year ended December 31, 2010.

        Asset impairment.    Asset impairment was $10.9 million in the year ended December 31, 2010. The impairment in the year ended December 31, 2010 related to one older A320 aircraft which was repossessed from a lessee, one A320 aircraft for which the impairment was triggered by the receipt of $9.0 million of end-of-lease payments from the previous lessee and an intangible lease premium write-off on an aircraft acquired through the Genesis Transaction. Asset impairment was $18.8 million in the year ended December 31, 2009 and related to eight older A320 aircraft.

        Interest on Debt.    Our interest on debt increased by $147.8 million, or 171.5%, to $234.0 million in the year ended December 31, 2010 from $86.2 million in the year ended December 31, 2009. The majority of the increase in interest on debt was caused by:

  •
  a $51.0 million increase in the non-cash recognition of mark-mark-to-market charges on derivatives to a $27.3 million charge in the year ended December 31, 2010 from a $23.7 million gain in the year ended December 31, 2009;

  •
  an increase in average outstanding debt balance to $6.1 billion in the year ended December 31, 2010 from $4.3 billion in the year ended December 31, 2009, resulting in a $61.2 million increase in our interest on debt. The increase in our average outstanding debt was partially caused by the Genesis Transaction;

  •
  an increase in our average cost of debt to 3.3% in the year ended December 31, 2010 from 2.7% in the year ended December 31, 2009. The increase in our average cost of debt is primarily the result of the closing of the Genesis Transaction. This resulted in an $30.1 million increase in our interest on debt.

        Other Operating Expenses.    Our other operating expenses increased by $2.8 million, or 4.3%, to $67.9 million in the year ended December 31, 2010 from $65.1 million in the year ended December 31, 2009. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2009	Year ended December 31, 2010	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$13.1	$12.3	$(0.8)	(6.1)%
Leasing expenses	52.0	55.6	3.6	6.9%

Total	$65.1	$67.9	$2.8	4.3%

        Our operating lease-in costs did not materially change in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Our leasing expenses increased by $3.6 million, or 6.9%, to $55.6 million in the year ended December 31, 2010 from $52.0 million in the year ended December 31, 2009. In the year ended December 31, 2010 our leasing expenses excluding default related leasing expenses increased by $15.1 million, primarily as a result of an increase in the number of lessor contributions. Expenses relating to airline defaults decreases by $ 12.1 million in the year ended December 31, 2010 compared to the year ended December 31, 2009.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $4.0 million, or 5.2%, to $80.6 million in the year ended December 31, 2010 from $76.6 million in the year ended December 31, 2009. This increase is due primarily to the closing of the Genesis transaction.

        Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.    For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method increased by

$54.6 million, or 26.8%, to $258.2 million in the year ended December 31, 2010 from $203.6 million in the year ended December 31, 2009.

        Provision for Income Taxes.    Our provision for income taxes increased by $21.3 million to a charge of $22.2 million in the year ended December 31, 2010. Our effective tax rate was negative 8.6% for the year ended December 31, 2010 and was negative 0.4% for the year ended December 31, 2009. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The increase in the 2010 effective tax rate as compared to 2009 is the result of having more earnings generated from higher tax jurisdictions. Our income from continuing operations before income taxes per tax jurisdiction and associated tax rates can be summarized as follows:

	Year ended December 31,
	2009	2010	Tax rate
Tax jurisdiction
The Netherlands	$(120,135)	$(82,943)	25.0%
Ireland	162,520	147,291	12.5%
United States of America	(10,519)	(7,676)	37.6%
Sweden	912	26	18.7%
Isle of Man	115,492	124,878	0.0%
Income arising from non taxable items (permanent differences)	55,340	76,650	0.0%

	$203,610	$258,226

Non-recoverable losses Netherlands (valuation allowance)	$57,827	$109,600	25.0%

        We expect that we will be able to achieve a similar division of our income from continuing operations before income taxes per tax jurisdiction for the year ended December 31, 2011.

        Net income of Investments Accounted for Under the Equity Method.    Our net income of investments accounted for under the equity method increased by $2.7 million, or 270.0% to $3.7 million in the year ended December 31, 2010 from $1.0 million in the year ended December 31, 2009.

        Net Income From Continuing Operations.    For the reasons explained above, our net income from continuing operations decreased by $36.0 million, or 17.7%, to $239.7 million in the year ended December 31, 2011 from $203.7 million in the year ended December 31, 2009.

        Income (Loss) from Discontinued Operations.    Our income (loss) from discontinued operations results from the sale of AeroTurbine.

        Net Income.    For the reasons explained above, our net income increased by $30.4 million, or 14.7%, to $236.8 million in the year ended December 31, 2010 from $206.4 million in the year ended December 31, 2009.

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

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2010 and 2011. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I, ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Therefore, the following table and analysis should be read in conjunction with the Liquidity and Access to Capital section.

	2010	2011
	(US dollars in millions)
Net cash flow provided by operating activities	$641.6	$621.6
Net cash flow used in investing activities	(1,378.8)	(567.9)
Net cash flow provided by financing activities	958.4	(53.2)

        Cash Flows Provided by Operating Activities.    Our cash flows provided by operating activities decreased by $20.0 million, or 3.1%, to $621.6 million for the year ended December 31, 2011 from $641.6 million for the year ended December 31, 2010 primarily due to a $24.5 million payment related to the buy-out of the Genesis portfolio servicing rights.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities decreased by $810.9 million, or 58.8%, to $567.9 million for the year ended December 31, 2011 from $1,378.8 million for the year ended December 31, 2010. The decrease in the use of cash was primarily due to decrease of $1,185.7 million in aircraft purchase activity (including intangible lease premiums) along with a $93.0 million decrease in pre-delivery payments. The decrease in cash flows used in investing activities was partially offset by a $523.4 million decrease in asset sale proceeds.

        Cash Flows (Used in) Provided by Financing Activities.    Our cash flows (used in) provided by financing activities decreased by $1,011.6 million, or 105.5%, to $53.2 million of cash flow used in financing activities for the year ended December 31, 2011 from $958.4 million of cash flow provided by financing activities for the year ended December 31, 2010. This decrease in cash flows provided by financing activities was due to a decrease of $769.8 million in new financing proceeds, net of repayments and debt issuance costs resulting primarily from the decrease in aircraft purchase activity, a $100.0 million use of cash for share repurchases and a decrease of $142.6 million in issuance of equity interests and capital contributions from non-controlling interests.

        Material Unused Sources of Liquidity.    Our cash balance at December 31, 2011 was $648.4 million, including restricted cash of $237.3 million. Our unused lines of credit at December 31, 2011 were $1.0 billion million and primarily consisted of an ECA-guaranteed facility of $348.7 million, a revolving credit facility of $313.6 million and a $268 million facility for the funding of Boeing 737 aircraft to be delivered to American Airlines. All three facilities can only be used to finance the acquisition of aircraft.

        We are a publicly limited company based in, and resident for tax purposes in, The Netherlands. We are not engaged in business within, nor do we have a permanent establishment in the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings. Accordingly, we do not have to accrue and pay any United States taxes as a result of repatriation of earnings from our foreign subsidiaries.

        Likewise, for Dutch tax purposes, we do not have to accrue and pay any taxes as a result of repatriation of earning from any of our foreign subsidiaries to The Netherlands. As of December 31, 2011, $192.1 million out of $411.1 million of cash and short-term investments were held by our foreign subsidiaries. Additionally, our legal restrictions in relation to dividend payments are described on pages 100 through 102 of this 20-F. There are no other legal or economic restrictions on the ability of our subsidiaries to transfer funds in the form of cash dividends, loans or advances.

Indebtedness

        As of December 31, 2011, our outstanding indebtedness totaled $6.1 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at December 31, 2011:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
ECA-guaranteed financings	44 aircraft	$2,011,521	$1,662,810	$348,711	2.48%	2023
ALS I debt	51 aircraft	640,332	640,332	—	0.53%	2032
ALS II debt	30 aircraft	693,180	693,180	—	2.13%	2038
UBS revolving credit facility	18 aircraft	775,000	461,421	313,579	3.18%	2016
GFL securitization debt	38 aircraft	624,973	624,973	—	0.52%	2032
TUI portfolio acquisition facility	15 aircraft	262,302	262,302	—	1.93%	2015
SkyFunding Boeing 737 acquisition facility	4 aircraft	401,669	133,669	268,000	3.86%	2021
Subordinated debt joint ventures partners*	—	64,280	64,280	—	19.35%	2022
Other debt	51 aircraft & 7 engines	1,594,746	1,568,198	26,548	4.19%	2023

Total		$7,068,003	$6,111,165	$956,838

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

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2011:

Payments Due By Period as of December 31, 2011

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$961,322	$1,748,240	$2,179,018	$1,968,671	$6,857,251
Purchase obligations(2)	497,551	369,509	313,017	—	1,180,077
Operating leases(3)	18,139	2,114	1,523	713	22,489
Derivative obligations(1)	11,968	11,028	588	—	23,584

Total	$1,488,980	$2,130,891	$2,494,146	$1,969,384	$8,083,401

(1)
Includes estimated interest payments based on one-month LIBOR of 0.30% and three-month LIBOR of 0.58% as of December 31, 2011.

(2)
Includes five new A330 wide-body aircraft, seven Airbus A320 family aircraft and ten Boeing 737 aircraft on order. Excludes the remaining 31 American Airlines purchase-leaseback Boeing 737 aircraft. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for the 31 deliveries under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract. Since the bankruptcy filing, as of March 23, 2012 we took delivery of another four aircraft of the remaining 31 aircraft.

(3)
Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

        The table below provides information as of December 31, 2011 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.30% and three-month LIBOR of 0.58% as of December 31, 2011, per facility type:

	Less than one year	One to three years	Three to five years	Thereafter	Total
	(US dollars in thousands)
Pre-delivery payment facilities(1)	$44,278	$4,833	$—	$—	$49,111
Debt facilities with non-scheduled amortization(2)	425,744	831,456	1,035,695	463,322	2,756,217
Other facilities	491,300	911,951	1,143,323	1,505,349	4,051,923

Total	$961,322	$1,748,240	$2,179,018	$1,968,671	$6,857,251

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

	Year ended December 31,
	2009	2010	2011
Capital expenditures	$1,264,446	$1,939,874	$763,159
Pre-delivery payments	453,305	140,094	47,077

        In 2009, our principal capital expenditures were for three A319, 22 A320 and nine A330 aircraft delivered under our forward order agreements and four A320, one Boeing 737-800 and two Boeing 767-200 aircraft purchased in portfolio or single aircraft transactions. In 2010, our principal capital expenditures were for four A319, 18 A320, three A321 and nine A330 aircraft delivered under our forward order agreements and two A319, 14 A320, two Boeing 737-700, two Boeing 737-800 and one Boeing 757-200 aircraft purchased in portfolio or single aircraft transactions. In 2011, our principal capital expenditures were for two A320 and seven A330 aircraft delivered under our forward order agreements and four Boeing 737-800 aircraft delivered under the purchase and leaseback transaction with American Airlines.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2011.

	2012	2013	2014	Thereafter
	(US dollars in thousands)
Capital expenditures	$466,231	$220,648	$—	$294,793
Pre-delivery payments	31,320	57,742	91,119	18,224

Total	$497,551	$278,390	$91,119	$313,017

        As of December 31, 2011, we expect to make capital expenditures related to five A330, seven A320 aircraft and ten Boeing 737 aircraft (excluding the remaining 31 American Airlines purchase-leaseback Boeing 737 aircraft) in 2012 and thereafter. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

        As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases as described in Note 15 to our consolidated financial statements included herein. As of December 31, 2011, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2012 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 15 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations by year.

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

        Adjusted net income.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. For 2011, adjusted net income also excludes a one-time charge relating to the buy out of the Genesis portfolio servicing rights and excludes a loss from discontinued operations. The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2011 and 2010:

	Year ended December 31, 2010	Year ended December 31, 2011
	(US dollars in millions)
Net income attributable to AerCap Holdings N.V.	$207.6	$172.2
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	13.5	51.3
Non-cash charges related to share-based compensation, net of tax	2.8	5.4

Net income attributable to AerCap Holdings N.V. excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$223.9	$228.9
Plus: Loss on discontinued operations (AeroTurbine)	—	52.8
Buy-out of Genesis portfolio servicing rights	—	21.4

Adjusted net income	$223.9	$303.1

        Adjusted earnings per share are determined by dividing the amount of adjusted net income by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Management's use of "net interest margin or net spread"

        Net interest margin or net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The following is a reconciliation of net spread to basic rents for the year ended December 31, 2010 and 2011:

	Year ended December 31, 2010	Year ended December 31, 2011
	(US dollars in millions)
Basic rents	$840.4	$951.3
Interest on debt(a)	234.0	292.5
Plus: mark-to-market of interest rate caps	(27.3)	(59.3)

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges from refinancing of securitized bonds	206.7	233.2
Net spread	$633.7	$718.1

(a)
Interest on debt for the year ended December 31, 2011, includes $30.6 million of amortization of debt issuance cost.

Recent Accounting Pronouncements

ASU 2011-04

        In May 2011, the FASB issued ASU 2011-04 ("ASU 2011-04"), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on our consolidated financial statements.

ASU 2011-05

        In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05 ("ASU 2011-05"), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. It also requires the presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 will not have a material impact on our consolidated financial statements.

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

        At December 31, 2011, we had financed 18 aircraft under this facility and $434.5 million of loans outstanding.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$192,229	Three-month LIBOR plus 0.12%
	106,899	Three-month LIBOR plus 0.25%
	52,752	Three-month LIBOR plus 0.27%
	3,374	Three-month LIBOR plus 0.30%
	81,099	Three-month LIBOR plus 0.90%
Purchase accounting fair value adjustments	(1,816)

Total:	$434,539

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

        As of December 31, 2011, eight A330 aircraft and ten A320 family under this facility have been delivered from the manufacturer, excluding the ECA capital markets aircraft. We had $865.2 million of loans outstanding under this facility as of December 31, 2011.

        Interest Rate.    Set forth below are the interest rates for the first and the subsequent three of our export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Floating rate tranches	$69,361	Three-month LIBOR plus 1.47%
Fixed rate tranches	795,925	3.02%

Total:	$865,286

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

ECA-guaranteed financings 2009—A320 aircraft

        General.    In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2011, five A320 family aircraft under this facility have been delivered from the manufacturer. We had $160.7 million of loans outstanding under this facility as of December 31, 2011. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding B.V became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. Only the Export Credit 2008 Facility will be available for the financing of future contracted Airbus deliveries subject to customary ECA conditions.

        Interest Rate.    The interest rates for the loans will be agreed on a rolling basis.

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Floating rate tranches	$63,520	Three month LIBOR plus 1.11%
Fixed rate tranches	97,203	4.23%

Total:	$160,724

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

        Following a number of aircraft sales, there are 51 aircraft in the ALS I portfolio as of December 31, 2011. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on the new notes.

        The notes initially were rated Aaa and AAA by Moody's Investors Service, Inc., ("Moody's"), and Standard & Poor's Rating Services ("S&P"), respectively. This rating was based on MBIA's rating. MBIA has suffered significant downgrades of its ratings since the issuance of the notes and is currently rated B3 and B by Moody's and S&P, respectively.

        Moody's and S&P have published stand-alone ratings of the G-3 notes of A1 and A-, respectively.

        Liquidity.    Crédit Agricole provides a liquidity facility in the amount of $72.0 million, which may be drawn upon to pay expenses of ALS I and its subsidiaries, senior hedge payments and interest on the new senior class of notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-3 note:

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Class G3 notes	$640,332	One month LIBOR plus 0.26%

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

        The advances made by the commitment holders were used to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, all 30 of which have been delivered. The 30th aircraft was delivered in May 2010. The 30 aircraft are among the aircraft being delivered by Airbus to AerVenture between 2007 and 2011. During the year, a portion of A-1 notes were exchanged for A-2 notes.

        ALS II also issued class E-1 notes (the most junior class of notes) to AerVenture Leasing 1 Limited on June 26, 2008, the proceeds of which were applied to pay expenses of ALS II during the period between June 26, 2008 and the first delivery of aircraft. Additional class E-1 notes were issued to AerVenture Leasing 1 Limited in connection with the sale of aircraft to ALS II, and will be issued to AerVenture Leasing 1 Limited, AerVenture and AerCap Holdings N.V. in certain other circumstances. ALS II's financial results are consolidated in our financial statements.

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

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Class A-1 Notes	$667,310	One month LIBOR plus 1.85%
Class A-2 Notes	25,870	One month LIBOR plus 1.85%

Total:	$693,180

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

        On June 9, 2011, the facility was amended to allow for an additional two year revolving period with a three year term-out period, extending the transaction to June 2016. The maximum facility size was amended to $775.0 million and the commitment and borrowings amended to a single class of loans. In addition to UBS Securities LLC, lenders to the transaction are Credit Suisse AG, Citibank N.A., Nomura Global Financial Products Inc. and Scotiabank Europe plc.

        As of December 31, 2011, we had $461.4 million of loans outstanding under the UBS revolving credit facility.

        Borrowings under the UBS revolving credit facility can be used to finance between 73.0% and 78.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, B777 aircraft and A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders.

        All borrowings under the UBS revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire on June 9, 2013.

        Interest Rate.    Borrowings under the UBS revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the UBS revolving credit facility during the periods specified:

Applicable Margin
Borrowing period(1)	2.90%
Period from June 10, 2013 to June 9, 2014	3.90%
Period from June 10, 2014 to June 9, 2015	4.40%
Period from June 10, 2015 to June 9, 2016	4.90%

(1)
The borrowing period is until June 9, 2013, after which the loan converts to a term loan.

        Additionally, we are subject to (a) a 0.50% fee on any portion of the unused loan commitment if the average facility utilization is greater than 50% during a period or (b) a 0.75% fee on any unused portion of the unused loan commitment if the average facility utilization is greater than 50% during a period.

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

        Maturity Date.    The maturity date of the UBS revolving credit facility is June 9, 2016.

        Cash Reserve.    AerFunding is required to maintain up to 6.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders.

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

Genesis Securitization debt

        General.    On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 38 aircraft in the GFL portfolio as of December 31, 2011.

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

        The notes initially were rated Aaa and AAA by Moody's and S&P, respectively. This rating was based on FGIC's rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently unrated by Moody's and S&P. As a result, Moody's and S&P have published stand-alone ratings of the G-1 notes of A3 and A-, respectively

        Liquidity.    Credit Agricole provides a liquidity facility in the amount of $60.0 million, which may be drawn upon to pay expenses of GFL and its subsidiaries, senior hedge payments and interest on the notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-1 note:

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Class G1 notes	$624,973	One month LIBOR plus 0.24%

        Maturity Date.    The final maturity date of the notes is December 22, 2032.

        Payment Terms.    Interest on the notes are due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and continued until December 2011. Since December 19, 2011, all revenues collected during each monthly period are applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the servicer, the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture

        GFL may voluntarily redeem the new notes for a redemption price of the notes equal to the outstanding principal balance of the notes. In addition, GFL must pay any accrued but unpaid interest on the notes and any premium due to FGIC upon redemption of the notes. GFL may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then GFL may only redeem the notes in whole.

        Aircraft Management Services.    As of June 30, 2011, AerCap, through its Irish subsidiary, AerCap Ireland Limited, replaced GECAS as servicer to the Genesis aircraft portfolio, for a consideration paid to GECAS of $24.5 million. This includes most services related to leasing the fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees.

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

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners I, AerCap Partners I Limited, entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing 737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners I pay the lenders for the amounts drawn on the senior facility in monthly installments. The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. We are currently in the process of re-financing the second tranche of this facility.

        Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        As of December 31, 2011, following certain aircraft sales, 15 aircraft are financed in the transaction, including 11 aircraft in the first tranche, and four aircraft in the second tranche. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2011 was $262.3 million.

        Interest Rate.    Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 2.00% until April 1, 2012. Interest under the senior facility is payable monthly in arrears on each repayment date.

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Senior Facility	$212,951	One month LIBOR plus 1.58%
	49,351	One month LIBOR plus 2.000%

Total	$262,302

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

        Put Option.    If AerCap Partners I Limited is the owner of the aircraft on the relevant maturity date of the senior facility (put option date) relating to the 15 aircraft (April 1, 2015 with respect to the 11 Boeing 737-800 aircraft and April 1, 2012 with respect to the remaining four aircraft) and amounts under the facility remain outstanding with respect to those aircraft on that maturity date of the senior facility (put option), Crédit Agricole can require AerCap Holdings N.V. (i) to purchase those aircraft, (ii) to purchase those aircraft and the shares of the relevant lessor of those aircraft or (iii) to purchase the beneficial interest that AerCap Partners I Limited has in those aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

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

SkyFunding Facility

        General.    On October 24, 2011, SkyFunding Limited, a wholly owned subsidiary of AerCap Ireland Limited, entered into a $402.0 million credit facility, which was co-arranged by Crédit Agricole Corporate and Investment Bank, Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia, Landesbank Hessen-Thüringen Girozentrale and DVB Bank SE. Crédit Agricole Corporate and Investment Bank acted as co-ordinating bank and senior agent.

        The ten-year credit facility will provide long term financing for up to 12 Boeing 737-800 NG aircraft subject to leases with American Airlines Inc.

        The loans under the facility are divided into senior loans and subordinated loans. Each senior lender will participate in senior loans with respect to the aircraft allocated to such senior lender in an amount equal to its senior commitment. AerCap Ireland Limited, as subordinated lender, would participate in each subordinated loan in an amount to be agreed between SkyFunding Limited and AerCap Ireland Limited from time to time.

        As of December 31, 2011, four of the 12 aircraft have been delivered and financed under the facility, the aggregate principal amount of the senior loans outstanding under the facility was $133.7 million and the undrawn senior commitment available for drawdown under the facility was $268.3 million. Each senior loan for an undelivered aircraft is available for drawdown up to three months after the end of the scheduled delivery month for such undelivered aircraft. Since the bankruptcy filing of American Airlines, as of March 23, 2012 we took delivery of another four aircraft of the remaining 31 aircraft. As of March 23, 2012, eight aircraft have been financed under the facility.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent.

        Interest Rate.    The senior loans bear interest at a floating interest rate of one month LIBOR plus a margin of 2.85%, payable quarterly in arrears on each repayment date. SkyFunding Limited has fixed the debt on a number of aircraft, and has also entered into certain interest rate caps. Set forth below are the amounts of fixed and floating rate debt outstanding as of December 31, 2011:

	Amount outstanding at December 31, 2011	Interest rate
	(US dollars in thousands)
Floating rate aircraft	$66,894	Three month LIBOR plus 2.85%
Fixed rate aircraft	66,775	4.39%

Total	$133,669

        Prepayment.    All borrowings under the facility may be voluntarily prepaid, subject to minimum payment amounts and notice provisions, and subject to a prepayment fee of 2.00% of the amount prepaid if the voluntary prepayment is made before the first anniversary of the drawdown, a prepayment fee of 1.50% of the amount prepaid if the voluntary prepayment is made on or after the first and before the second anniversary of the drawdown and a prepayment fee of 1.00% of the amount prepaid if the voluntary prepayment is made on or after the second and before the third anniversary of the drawdown. There are no prepayment penalties for any voluntary prepayments made on or after the third anniversary of the drawdown.

        Mandatory prepayments of borrowings under the facility are required under a number of circumstances, including: (a) upon the occurrence of a total loss with respect to a financed aircraft (in which case mandatory prepayment shall apply to such affected aircraft), (b) if, as a result of a change in law, any of the security documents ceases to be valid or enforceable, (c) in respect of any loan, any of the insurances relating to the applicable aircraft are not obtained or maintained in accordance with the requirements of the facility or such aircraft is operated in a place excluded from the insurance coverage (unless such aircraft is covered by contingent insurance policies taken out by the AerCap group) and (d) in respect of any loan, SkyFunding Limited enters into a replacement lease in respect of the related aircraft which does not comply with the requirements of the facility.

        Maturity Date.    We are obligated to repay principal over a ten year term from the initial drawdown date of each loan.

        Collateral.    Borrowings under the senior facility are secured by, among other things, mortgages on the aircraft, assignments of SkyFunding Limited's beneficial interest in the owner trust relating to each aircraft and SkyFunding Limited's and the relevant owner trustee's interests in the lease documentation relating to each aircraft.

        Certain Covenants.    The facility contains customary covenants for secured financings, including general and operating covenants.

Subordinated debt joint venture partners

        General.    In 2008 and 2010, AerCap and our joint venture partners each subscribed a total of $64.3 million of subordinated loan notes bearing fixed rates of between 15% and 20%. The subordinated debt held by AerCap is eliminated in consolidation of the joint ventures. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of the joint ventures, the senior facility. As is the case in respect of the senior facility, the obligation of the joint ventures to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by the joint ventures.

        Interest Rate.    Interest accrues on the subordinated loan notes at a rate of 15% or 20% per annum. Subject to certain exceptions on AerCap subordinated loan notes, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the noteholders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

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

Other debt

        We have entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2011 was $1.6 billion. These financings include:

Amount outstanding at December 31, 2011
(US dollars in thousands)
Pre-delivery payment facilities	$47,436
Secured aircraft portfolio transactions	232,614
Secured aircraft financings	1,000,302
Facilities for general corporate purposes	170,000
Japanese operating lease	75,011
Other financings	42,835

Total	$1,568,198

        The financings mature at various dates through 2023. The interest rates are based on fixed or floating LIBOR rates, with spreads on the floating rate transactions ranging up between 0.12% and 5.50% or fixed rate between1.38% and 12.00%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

Item 6.    Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position
Directors(1)
Pieter Korteweg	70	Non-Executive Chairman of the Board of Directors
Aengus Kelly	38	Executive Director and Chief Executive Officer
Salem Al Noaimi	36	Non-Executive Director
Homaid Al Shemmari	44	Non-Executive Director
James (Jim) Chapman	49	Non-Executive Director
Paul Dacier	54	Non-Executive Director
Richard (Michael) Gradon	52	Non-Executive Director
Marius Jonkhart	62	Non-Executive Director
Gerald (Liam) Strong	67	Non-Executive Director, Vice-Chairman
Robert (Bob) Warden	39	Non-Executive Director
Executive Officers
Wouter (Erwin) den Dikken	44	Chief Operating Officer & Chief Legal Officer
Keith Helming	53	Chief Financial Officer
Tom Kelly	48	Chief Executive Officer, AerCap Ireland
Edward (Ted) O'Byrne	40	Chief Investment Officer
Paul Rofe	52	Group Treasurer
Joe Venuto	54	Chief Technical Officer
Kenneth Wigmore	43	Chief Marketing Officer

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

        Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of our company on May, 18th 2011. Previously he served as Chief Executive Officer of our U.S. operations since January 2008 and he was our Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting and Finance from University College Dublin.

        Salem Al Noaimi.    Mr. Salem Rashid Al Noaimi is the CEO of Waha Capital PJSC. Prior to his current role, Al Noaimi served as Deputy CEO of Waha Capital and CEO of its wholly-owned leasing subsidiary, Waha Leasing. Earlier in his career, Mr. Al Noaimi held several roles in the banking and financial industry, including leadership positions at Dubai Islamic Bank, the UAE Central Bank, and the Abu Dhabi Fund for Development. He chairs and sits on the board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Siraj Finance, the MENA Infrastructure Fund, Bahrain's ADDAX Bank, and Aercap (Netherlands). Mr. Al Noaimi is a UAE national and holds a Bachelor's degree in Finance and International Business from Northeastern University in Boston, Massachusetts.

        Homaid Al Shemmari.    Mr. Al Shemmari is the Executive Director of Mubadala Aerospace. He serves as Chairman of Abu Dhabi Aircraft Technologies (ADAT), Strata Composite Manufacturing, Horizon Flight Academy, Advance Military Maintenance Repair and overhaul Centre (AMMROC), Abu Dhabi Autonomous Systems Integration (ADASI) and Abu Dhabi Ship Building (ADSB) PJSC. He is also a Board member of Piaggio Aero, Yahsat and YahAdvanced. Before joining Mubadala, Mr. Al Shemmari was a Lieutenant Colonel in the UAE Armed Forces serving military aviation, maintenance, procurement and logistics. Mr. Al Shemmari holds a Bachelor's degree in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt six sigma from General Electric.

        James N. Chapman.    Mr. Chapman has been a Director of our company since December 7, 2005. Mr. Chapman serves as a Non-Executive Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the Board of Directors of Tembec Inc. and Tower International, Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

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

        Richard (Michael) Gradon.    Mr. Gradon has been a Director of our company since May 27, 2010. He is also currently a Non-Executive Director of Grosvenor Limited, Exclusive Hotels, Modern Water plc, and he is on the Board of Directors of The All England Lawn Tennis Ground PLC, The All England Lawn Tennis Club and The Wimbledon Championships. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company ("P&O") where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O's property division. In addition Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an MA degree in law from Cambridge University.

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

        Gerald P. (Liam) Strong.    Mr. Strong has been a Director of our company since July 26, 2006. He currently is a Partner and CEO of Cerberus European Capital Advisors LLP running operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career including B.A., Sears and Reckitt & Colman. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited, 2002-2006. He is also a member of the Governing Council of the Ashridge Business School, a director of the Faculty of Public Heath for the UK. Chairman of Torex Ltd and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

        Robert G. (Bob) Warden.    Mr. Warden has been a Director of our company since September 20, 2005. He is also currently a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is also currently a Director of various public and private companies, including BlueLinx Corporation, Equable Ascent Financial, LLC and Four Points Media Group LLC. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

Executive Officers

        Wouter (Erwin) den Dikken.    Mr. den Dikken was appointed as our Chief Operating Officer in 2010 in addition to his role as Chief Legal Officer to which role he was appointed in 2005. Mr. den Dikken also previously served as the Chief Executive Officer of our Irish operations. He joined our legal department in 1998. Prior to joining us, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

        Keith Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap in 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving recently for five years as Chief Financial Officer at aircraft lessor GECAS. He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

        Tom Kelly.    Mr. Kelly was appointed Chief Executive Officer of AerCap Ireland in 2010. Mr. Kelly previously served as Chief Financial Officer of our Irish operations and has a substantial aircraft leasing and financial services background. Previously, Mr. Kelly spent ten years with GECAS where his last roles were as Chief Financial Officer and director of GECAS Limited, GECAS's Irish operation. Mr. Kelly also served as global controller for GECAS in his role as Senior Vice President & Controller. Prior to joining GECAS in 1997, Mr. Kelly spent over eight years with KPMG in their London office, acting as a Senior Manager in their financial services practice. Mr. Kelly is a Chartered Accountant and holds a Bachelor of Commerce degree from University College Dublin.

        Edward (Ted) O'Byrne.    Mr. O'Byrne has been appointed Chief Investment Officer in January 2011. Previously he held the position of Head of Portfolio Management overseeing aircraft trading, OEM relationships and portfolio management activities. He also currently serves as Chairman of the Board of AerCap's subsidiary AerVenture. Mr. O'Byrne joined AerCap in July 2007 as Vice President of Portfolio Management and Trading. Prior to joining AerCap, he worked as Airline Marketing Manager at Airbus North America and later as Director, Sales Contracts for Airbus Leasing Markets in Toulouse, France. Mr. O'Byrne received his MBA from the University of Chicago Booth School of Business and his BA from EuroMed in France.

        Paul Rofe.    Mr. Rofe was appointed Group Treasurer of AerCap in January 2008, previously serving in the role of Vice President Corporate Group Treasury, since joining the company in September of 2006. He began his career in the aviation leasing and financing business with a Kleinwort Benson subsidiary in 1995, and then moved to BAE Systems for seven years, where he held the positions of Director Asset Management and General Manager—Portfolio Management. Mr. Rofe qualified as an accountant in 1986 in the United Kingdom.

        Joe Venuto.    Mr. Venuto was appointed Chief Technical Officer of AerCap in February 2012. He previously served in the role of Senior Vice President Operations for the Americas at AerCap for four years. From 2004 to 2008, he was the Senior Vice President Operations at AeroTurbine responsible for all technical related issues. Prior to joining AeroTurbine, Joe Venuto held the role of Senior Director Maintenance at several airlines including Trump Shuttle, Laker Airways and Amerijet International. He has over 30 years experience in the aviation industry and he commenced his aviation career as an Airplane & Powerplant technician for Eastern Airlines. Joe Venuto is a graduate of the College of Aeronautics and a licensed FAA Airframe and Powerplant Technician.

        Kenneth Wigmore.    Mr. Wigmore was appointed Chief Marketing Officer for AerCap in September 2011. Previously he held the position of Head of Marketing for the Americas, overseeing customer relationships in North and South America since January 2008. Mr. Wigmore joined AerCap in April 2003 as Vice President Airline Marketing. Prior to joining AerCap, he worked as an Airline Analyst and later as Sales Director-China over a nine-year period with the aircraft manufacturer

Fairchild Dornier. Mr.Wigmore holds a Bachelor of Science degree from Mount Saint Mary's University in Maryland, USA.

Compensation of Non-Employee Directors

        We currently pay each Non-Executive Director an annual fee of €75,000 (€150,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition our Non-Executive Directors receive an annual grant of options to acquire shares in the Company, as provided for in the Company's remuneration policy for members of the Board of Directors and in accordance with the terms of the Company's stock option plan as approved by the general meeting of shareholders on October 31, 2006. As per December 31, 2011, our Non-Executive Directors hold options to acquire a total of 33,551 shares in the Company, which options have been granted under this plan to our Non-Executive Directors, as further specified below in this report. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive Officer Compensation

        In 2011, we paid an aggregate of approximately $9.2 million in cash (base salary and bonuses) and benefits as compensation to our eight executive officers during the year.

        Compensation packages of our executive officers, consisting of base salary, bonuses and, for some executive officers, annual grants of AER restricted share units (along with other benefits), are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary, bonus and annual grants of AER restricted share units (along with other benefits), is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, further equity awards may be granted by the Nomination and Compensation Committee under our equity incentive plan, as further outlined below.

        The amount of the annual bonus and, if applicable, annual AER restricted share units (RSU) grant, for the executive officers and our Chief Executive Officer, determined by our Nomination and Compensation Committee and the Board of Directors, respectively, is dependent on the target bonus level and, if applicable, the target RSU level, pre-established for the individual executive officers and the Chief Executive Director by the Nomination and Compensation Committee and the Board of Directors, respectively, in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual executive officer and the Chief Executive Officer, respectively. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions which, if so, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise. The annual RSU awards are granted in arrears; these RSU's are time based with a three-year vesting period.

        Other equity awards granted to our executive officers under the Company's equity incentive plan are subject to vesting criteria related to our performance relative to our internal budget or multiple-year planning, as approved by the Board of Directors each year, except the stock options granted in December 2008 which are solely subject to time-based vesting criteria in view of the unpredictable global economic situation at the time of granting those particular option awards.

        The restricted share units granted to our executive officers during 2010 and 2011 are all subject to vesting criteria related to our average performance over a number of years in order to promote and encourage good performance over a prolonged period of time. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in case of a change of control as defined in the respective equity award agreements as per customary practice.

        Severance payments are part of the employment agreements with three of our executive officers, including the Chief Executive Officer. The amount of the pre-agreed severance is based upon calculations in accordance with the so called cantonal court termination formula, as customarily applied in the Netherlands labor practice.

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

        In 2007, a total of 2,400,000 of non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The options are exercisable at a strike price of $24.63 per share option. As of December 31, 2011, 1,162,500 of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In June 2008, a total of 100,000 of non-qualified stock options were issued under the equity incentive plan to a certain employee of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The options are exercisable at a strike price of $15.03 per share option. As of December 31, 2011, none of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In December 2008, a total of 700,000 non-qualified stock options were issued under the equity incentive plan to certain employees of the Company. All options issued are time-based only and vested on December 31, 2011 subject to certain conditions and all options are exercisable at a strike price of $2.95 per share option. As of December 31, 2011, 550,000 of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In 2009, no additional awards were granted under the AerCap Holdings N.V. equity incentive plan.

        In 2010 a total of 725,000 restricted share units were issued under the equity incentive plan to certain employees of the Company. 200,000 of these restricted share units will vest on May 31, 2013 based on both time and performance based criteria. 100,000 of these restricted share units will vest on February 28, 2015 based on both time and performance based criteria. The remaining 425,000 share units will vest on May 31, 2015 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to promote and encourage good performance over a prolonged period of time. As of December 31, 2011, all restricted share units remain outstanding.

        In December 2010, a total of 21,287 non-qualified stock options were issued under the equity incentive plan to the Non-Executive Directors of the Company. All options issued are time-based only and vest at January 1, 2014 and all options are exercisable at a strike price of $14.12 per share option. As of December 31, 2011 all of these options remain outstanding

        In 2011, a total of 1,035,000 restricted share units (RSU) were issued under the equity incentive plan to the Chief Executive Officer and certain employees of the Company. The 500,000 restricted share units granted to our Chief Executive Officer will vest on May 31, 2015 based on both time and performance based criteria. 100,000 of the restricted share units will vest on May 31, 2014 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to promote and encourage good performance over a prolonged period of time. The remaining 435,000 restricted share units were issued to certain employees of the Company not including the above-mentioned of officers. These restricted share units will vest on March 31, 2015 and they are time-based only. As of December 31, 2011, all restricted share units remain outstanding.

        In December 2011, a total of 23,662 non-qualified stock options were issued under the equity incentive plan, of which 19,360 to the Non-Executive Directors of the Company and 4,302 to two non-executive directors of the Company's subsidiary company AerCap Ireland Limited. All options issued are time-based only and vest at January 1, 2015 and all options are exercisable at a strike price of $11.29 per share option. As of December 31, 2011 all of these options remain outstanding.

        In March 2012, the Board of Directors approved a new Equity Incentive Plan for officers and employees and approved an increase in the compensation package of the Chief Executive Officer.

Board Practices

General

        Our Board of Directors currently consists of 10 directors, nine of whom are non executive. Following the closing of the transaction with Waha on November 11, 2010, our Board of Directors proposed two candidate directors selected by Waha, Mr. Al Noaimi and Mr. Al Shemmari, who were subsequently appointed Non-Executive Directors at the May 2011 annual general meeting of shareholders.

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

        In 2011, the Board of Directors met on eight occasions. Throughout the year, the Chairman of the Board and individual Non-Executive Directors were in close contact with our Executive Officers. During its meetings and contacts with the Executive Officers, the Board discussed such topics as the Company's annual reports and annual accounts for the financial year 2010, the sale of AeroTurbine, the purchase and leaseback transaction with American Airlines in respect of up to 35 Boeing 737-800 aircraft, the Company's liquidity position, remaining funding requirements and funding sources, the Company's hedging policies, topics for the AGM 2011, macroeconomic and monetary developments in the world and in Europe in particular, the Company's share repurchase program, industry developments, reports from the various Board committees, shareholder value, the budget for 2012, remuneration and compensation, Board rotation, governance and risk management and control, including but not limited to compliance with the Sarbanes Oxley Act.

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

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of up to eight current members of our senior management. The current members of our Group Executive Committee are Mr. A. Kelly, Mr. Helming, Mr. Rofe, Mr. den Dikken, Mr. O'Byrne, Mr. T. Kelly, Mr. K. Wigmore and Mr. J. Venuto.

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million, among others. It is chaired by our Chief Financial Officer and is comprised of members of the Group Executive Committee and Non-Executive Directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Mr. Helming, Mr. A. Kelly, Mr. Warden, Mr. Chapman and Mr. Noaimi.

        Our Group Treasury and Accounting Committee has authority and is responsible for committing debt funding in excess of $100 million but not exceeding $500 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain Non-Executive Directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Mr. Helming, Mr. A. Kelly, Mr. Rofe, Mr. T. Kelly, Mr. Jonkhart, Mr. Warden and Mr. Al Noaimi.

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three Non-Executive Directors who are "independent" as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Mr. Jonkhart, Mr. Chapman and Mr. Gradon. The Chair of the Audit Committee is Mr. Chapman.

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of the Chief Executive Officer, Non-Executive Director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment to the Board of Directors. In addition our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment and recommends candidates for positions in the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee, the Group Executive Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three Non-Executive Directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Mr. Warden, Mr. Jonkhart, Mr. Dacier and Mr. Korteweg.

Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2009(1)	December 31, 2010(1)	December 31, 2011
Amsterdam, The Netherlands	74	70	74
Shannon, Ireland	50	55	54
Fort Lauderdale, FL	18	17	15
Miami, FL(1)	120	126	—
Goodyear, AZ(1)	46	44	—
Other(1,2)	37	44	10

Total	345	356	153

(1)
For the years ended December 31, 2009 and 2010 these locations included employees of AeroTurbine.

(2)
We also lease small offices in Shanghai (China), the United Arab Emirates and Singapore.

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

Share ownership.

        The following table sets forth beneficial ownership of our shares which are held by members of our senior management team and our Non-Executive Directors as of December 31, 2011:

	Cerberus Fund Options(1)	AerCap Holdings N.V. Options/Shares/Restricted Share Units
	Ordinary shares underlying vested, but unexercised options(2)(3)	Ordinary shares underlying options(4)	Restricted share units(8)	Ordinary shares acquired through exercise of Cerberus Fund exchange right	Ordinary shares acquired through conversion of Genesis shares (9)	Ordinary shares acquired through open market purchases	Fully Diluted Ownership Percentage(5)
Directors:								*
Salem Al Noaimi	—	2,151	—	—	—	—		*
Homaid Al Shemmari	—	—	—	—	—	—		*
James N. Chapman	55,300	3,925	—	—	—	3,000		*
Paul T. Dacier	—	3,925	—	—	2,609	7,500		*
Michael Gradon	—	3,925	—	—	2,609	—		*
Aengus Kelly(6)	122,015	625,000	500,000	252,791	—	12,000		*
Pieter Korteweg	—	7,850	—	27,230	—	—		*
Marius J.L. Jonkhart	27,734	3,925	—	—	—	15,000		*
Gerald P. Strong(7)	—	3,925	—	—	—	—		*
Robert G. Warden(7)	—	3,925	—	—	—	—		*
Executive Officers:
Wouter M. (Erwin) den Dikken	61,005	287,500	225,000	148,565	—	11,000		*
Keith A. Helming	452,177	375,000	200,000	—	—	—		*
Tom Kelly(8)	—	—	100,000	—	—	—		*
Edward (Ted) O'Byrne(8)	—	—	100,000	—	—	1,900		*
Paul E. Rofe	—	—	100,000	—	—	—		*
Kenneth Wigmore	—	—	75,000	—	—	—		*
Joe Venuto	—	75,000	—	—	—	2,500		*

All our directors and executive officers as a group	718,231	1,396,051	1,300,000	428,586	5,218	77,900

*
Less than 1.0%.

(1)
Shareholdings reflect indirect beneficial ownership of AerCap Holdings N.V. held through ownership of restricted ordinary shares or options issued by the Cerberus Funds to acquire ordinary shares of the Cerberus Funds or ordinary shares of AerCap Holdings N.V. owned by the

  Cerberus Funds on a fully diluted basis, assuming the vesting and exercise of all outstanding share options.

(2)
All options outstanding expire on June 30, 2015.

(3)
The exercise price of these options is equivalent to $7.00 per ordinary share.

(4)
1,012,500 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 350,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. 14,191 options expire on December 31, 2020 and carry a strike price of $14.12 per option. The remaining 19,360 options expire on December 31, 2021 and carry a strike price of $11.29 per option.

(5)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person.

(6)
Mr. Aengus Kelly is our Chief Executive Officer and an Executive Director of the Board.

(7)
Mr. Warden is a Managing Director of Cerberus Capital Management, L.P. and Mr. Strong is a Partner and CEO of an affiliate of Cerberus Capital Management, L.P.

(8)
All restricted share units are subject to time-based and performance-based vesting conditions. 925,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2015. 75,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2015.100,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2014. The remaining 200,000 share units will vest, subject to the vesting conditions, on May 31, 2013.

(9)
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

        The address for all our officers and directors is c/o AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our ordinary outstanding shares as of March 22, 2012, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Waha Capital PJSC	29,846,611	20.0%
Stephen Feinberg(1)	27,851,839	18.7%
Wellington Management Company, LLP	14,068,376	9.4%
Oppenheimer Funds	9,757,927	6.5%

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

        As of December 31, 2011, none of our ordinary shares were held by record holders in The Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

Related Party Transactions with Current Affiliate

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.8 million as a guarantee fee and for these management services during 2011. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $4.8 million, $4.6 million, $4.6 million, $4.1 million and $3.3 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively.

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

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2011	15.99	8.77
Quarterly highs and lows
Quarter 1 2011	15.99	12.50
Quarter 2 2011	14.95	12.31
Quarter 3 2011	13.53	9.02
Quarter 4 2011	12.32	8.77
Monthly highs and lows
January	15.95	13.76
February	15.99	13.32
March	13.93	12.50
April	14.95	12.31
May	14.49	12.75
June	13.58	12.15
July	13.53	12.16
August	12.55	9.54
September	11.16	9.02
October	12.25	8.77
November	12.32	9.20
December	11.73	10.48
2012
January	12.66	11.23
February	13.50	12.16
March (through March 22, 2012)	13.19	11.34

(1)
Share prices provided are closing prices for all periods presented.

        On March 22, 2012, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $11.42.

Item 10.    Additional Information.

Memorandum and articles of association.

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2011, we had 250,000,000 authorized ordinary shares, par value €0.01 per share, of which 149,232,426 were issued and outstanding, of which 9,332,982 ordinary shares are held as treasury stock by the company.

        Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by the Company, subject to provisions stemming from private international law. Our ordinary shares are freely transferable.

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

        At the annual general meeting held in 2011 pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this annual report was 250 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. At the annual general meeting held in 2011 pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to limit or exclude preemptive rights.

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

        At the annual general meeting held in 2011, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares, which authorization is valid for 18 months. In 2011, we repurchased 9,332,982 ordinary shares, which we currently hold as treasury shares.

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

Controls and Procedures Statement Under the Sarbanes Oxley Act

        As of December 31, 2011, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of

December 31, 2011, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Compliance Procedures

        The Company has various procedures and programs in place to ensure compliance with relevant laws and regulations, including anti insider trading procedures, anti-bribery procedures and anti-fraud procedures. The Company's compliance officer is responsible for the design and effective operation of the compliance procedures and programs.

Corporate Social Responsibility

        During 2011 the Board has discussed and reviewed our corporate social responsibility (CSR) objectives and activities. Although it is acknowledged that our aircraft are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition the Board has discussed and reviewed our activities and conduct as it relates to ethics, labor environment, citizenship and transparency and financial reporting.

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

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee pre-approves every engagement of our external auditor. In accordance with applicable regulations, the partner of the external audit firm in charge of the audit activities during a continuous period of five years will rotate off. The current responsible partner was appointed in the year 2010 for the first time.

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

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements. The Directors may be granted equity based remuneration under the Company's incentive plan that is designed to promote the Company's interests by granting remuneration in the form of, amongst others, share or share options to directors, employees, consultants and advisors with a view to align their interests with the Company's (the "AerCap Holdings N.V. Equity Incentive Plan"), as approved by our shareholders on October 31, 2006, prior to the listing of the shares in our Company on the New York Stock Exchange. As per December 31, 2011, our Non-Executive Directors hold options to acquire a total of 33,551 shares in the Company, which have been granted under this plan.

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

Netherlands Statutory Squeeze-out Proceedings

        If a person or a company or two or more group companies within the meaning of Article 2:24b of The Netherlands Civil Code acting in concert holds in total 95% of a Netherlands public limited liability company's issued share capital by par value for their own account, the laws of The Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating statutory squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

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

Registrar and Transfer Agent

        A register of holders of the ordinary shares will be maintained by Broadridge in the United States who will also serve as the transfer agent. The telephone number of Broadridge is 1-800-733-1121.

Material contracts

        Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture. Pursuant to this agreement, AerVenture placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of December 31, 2011, five of the aircraft remained to be delivered under the agreement.

        Aircraft Purchase Agreement, dated December 11, 2006 as amended on May 11, 2007, between Airbus S.A.S. and AerCap Ireland Limited. Pursuant to this agreement, AerCap Ireland Limited placed an order with Airbus for the purchase of 30 new A330-200 aircraft. As of December 31, 2011, five of the aircraft remained to be delivered under the agreement.

        Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited.

        Subscription Agreement dated October 25, 2010 between AerCap Holdings N.V., Waha AC Cooperatief U.A. and Waha Capital PJSC and Registration Rights Agreement dated October 25, 2010 between AerCap Holdings NV and Waha AC Cooperatief U.A.

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

        A qualifying tax-exempt entity that is a resident of a Member State of the European Union, or resident of a State of the European Economic Area that has been specifically designated in a Ministerial Regulation (2010: Norway and Iceland; 2011 and 2012: Norway, Iceland and Liechtenstein), may be eligible for a refund of paid dividend taxes, if such entity also would not be subject to Dutch corporate income tax if it would be tax resident in The Netherlands. This refund is not available to entities that are engaged in similar activities as investment institutions (in Dutch: "beleggingsinstellingen") as referred to in Section 6a or 28 of The Netherlands Corporate Income Tax Act 1969.

        As of January 1, 2012, qualifying investors (such as pension funds, sovereign wealth funds and exempt government bodies) from outside the EU and the EEA (so-called third countries) may be eligible for a refund of Dutch dividend withholding tax. The refund only applies in connection to portfolio investments and in case the following conditions are cumulatively met:

  a.    The investor is resident in a designated country with which the Netherlands has concluded adequate arrangements for the exchange of information, and;

  b.    The investor is not subject to any profits tax or exempt from any profits tax in the country of residence and would not have been subject to Dutch corporate income tax, if he or she had been resident in the Netherlands.

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

        If the above mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. For purposes of tax years up to and including the year 2010, the aggregate amount of the net investment assets for a year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. As of January 1, 2011, the aggregate amount of the investment assets for the year is the fair market value of the investment less the allowable liabilities at the beginning of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% for 2011 and 25% for 2012 (in both years a reduced corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

        A Netherlands qualifying pension fund and a Netherlands qualifying tax exempt investment fund (in Dutch: "vrijgestelde beleggingsinstelling") are, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (in Dutch, "fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0%.

Gift and Inheritance Taxes as of January 1, 2011

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

Cash Dividends and Other Distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company ("PFIC") rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is currently scheduled to expire for taxable years commencing after December 31, 2012.

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

Potential Application of Passive Foreign Investment Company Provisions

        We do not believe we will be classified as a PFIC for 2011. We cannot yet make a determination as to whether we will be classified as a PFIC for 2012. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2011 and our equity as of December 31, 2011 as set forth in our annual statutory accounts were $172.3 million and $2,320.9 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

        The table below provides information as of December 31, 2011 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors.

        The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Notional amounts	$2,378	$1,893	$1,397	$1,115	$747	$467	$80	$21.0
Weighted average strike rate	3.02%	2.50%	2.81%	2.99%	3.37%	3.34%	3.84%	—

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Notional amounts	$720	$509	$233	$31	—	—	—	$(13.5)
Weighted average pay rate	1.55%	1.31%	1.48%	2.23%	—	—	—	—

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$107	$70	$45	$27	—	—	—	$(6.0)
Weighted average pay rate	3.00%	3.00%	3.00%	3.00%	—	—	—	—

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

Foreign Currency Risk and Foreign Operations

        Our functional currency is the US dollar. As of December 31, 2011, all of our aircraft leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2011, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $52.3 million in US dollar equivalents and represented 43.3% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2011, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2011 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.    Audit committee financial expert.

        Our Board of Directors has determined that Mr. Chapman and Mr. Jonkhart are "audit committee financial experts" as that term is defined by SEC rules, and that they are "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B.    Code of Conduct.

        Our Board of Directors has adopted our code of conduct, a code that applies to members of the Board of Directors including its Chairman and other senior officers, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2010 and December 31, 2011:

	2010	2011
	(U.S. dollars in thousands)
Audit fees	$1,967	$1,374
Audit-related fees	—	49
Tax fees	—	42

Total	$1,967	$1,465

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

        Tax Fees relate to the aggregated fees for services rendered on tax compliance.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        Not applicable.

Item 16G.    Corporate Governance.

        The New York Stock Exchange (the "NYSE") requires U.S. domestic entities with shares listed on the exchange to comply with its corporate governance standards. However, as a foreign private issuer, the NYSE only requires us to comply with the NYSE rules relating to audit committees and periodic certifications to the NYSE as long as we comply with home country corporate governance standards—in our case Dutch corporate governance standards. The NYSE requires that we disclose to investors any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE requirements.

        Among these differences, shareholder approval is required by the NYSE prior to the issuance of ordinary stock:

  •
  to a director, officer or substantial security holder of the company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of shares of ordinary stock or the voting power outstanding before the issuance, with certain exceptions;

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

Item 16H.    Mine Safety Disclosures.

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
2.3
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
2.4	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)(1)
2.5	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(2)(6)
2.6
Amended and Restated Trust Indenture, dated as of May 8, 2007, among Aircraft Lease Securitisation Limited, Deutsche Bank Trust Company Americas, as trustee, cash manager and Operating Bank and Crédit Agricole, as initial primary liquidity facility provider, and MBIA Insurance Corporation, as the policy provider(3)
2.7	Amendment No. 1 dated May 11, 2007 to Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited(3)(6)

Exhibit Number	Description of Exhibit
2.8	Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent(5)
2.9
Facility Agreement, dated as of December 30, 2008 among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole as National Agent, ECA Agent and Security Trustee, Jetstream Aircraft Leasing Limited as Principal Borrower, AerCap Ireland Limited and AerCap A330 Holdings Limited as Principal AerCap Obligors, and AerCap Holdings, N.V.(8)
2.10
Facility Agreement, dated as of March 12, 2009 among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole as ECA Agent and Security Trustee, Constellation Aircraft Leasing Limited as Principal Borrower, Andromeda Aircraft Leasing Limited and Aquarius Aircraft Leasing Limited as Lessees, AerVenture Limited and AerCap Holdings, N.V.(8)
2.11	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (7)
2.12	Subscription Agreement dated October 25, 2010 between AerCap Holdings N.V., Waha AC Cooperatief U.A. and Waha Capital PJSC(9)
2.13	Registration Rights Agreement dated October 25, 2010 between AerCap Holdings NV and Waha AC Cooperatief U.A.(9)
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
23.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm

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

(7)
Previously filed with Form 6-K on September 18, 2009.

(8)
Previously filed with Form 20-F for the year ended December 31, 2008.

(9)
Previously filed with Form 20-F for the year ended December 31, 2010.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer

Date: March 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Annual Report on Internal Control over Financial Reporting under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 23, 2012
PricewaterhouseCoopers Accountants N.V.

P.C. Dams RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2010 and 2011

		As of December 31,
	Note	2010	2011
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$404,450	$411,081
Restricted cash	3	222,464	237,325
Trade receivables, net of provisions of $2,606 and $3,530	4	49,055	16,063
Flight equipment held for operating leases, net	5	8,061,260	7,895,874
Net investment in direct finance leases		30,069	25,094
Notes receivable, net of provisions, of nil and nil	6	15,497	5,200
Prepayments on flight equipment	7	199,417	95,619
Investments	8	72,985	84,079
Goodwill	9	6,776	—
Intangibles	9	58,637	29,677
Inventory	10	121,085	13,953
Derivative assets	11	55,211	21,050
Deferred income taxes	16	94,560	91,258
Other assets	12	209,141	181,359

Total Assets		$9,600,607	$9,107,632

Liabilities and Equity
Accounts payable		$16,045	$4,142
Accrued expenses and other liabilities	13	121,389	74,458
Accrued maintenance liability		420,824	452,582
Lessee deposit liability		130,031	102,844
Debt	14	6,566,163	6,111,165
Accrual for onerous contracts	15	12,928	3,971
Deferred revenue		60,061	47,994
Derivative liabilities	11	55,769	27,159

Total Liabilities		7,383,210	6,824,315
Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)	17	1,570	1,570
Additional paid-in capital		1,333,025	1,340,205
Treasury stock (9,332,982 ordinary shares)		—	(100,000)
Accumulated other comprehensive income (loss)		5,005	(8,513)
Accumulated retained earnings		871,750	1,043,974

Total AerCap Holdings N.V. shareholders' equity		2,211,350	2,277,236
Non-controlling interest		6,047	6,081

Total Equity		2,217,397	2,283,317

Total Liabilities and Equity		$9,600,607	$9,107,632

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2009, 2010 and 2011

		Year ended December 31,
	Note	2009(1)(4)	2010(1)(3)(4)	2011
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	19	$581,134	$902,320	$1,050,536
Net gain on sale of assets		40,243	36,204	9,284
Management fee revenue		12,964	12,975	19,059
Interest revenue		9,459	3,913	2,761
Other revenue		3,692	3,866	12,283

Total Revenues		647,492	959,278	1,093,923
Expenses
Depreciation	5	194,161	307,706	361,210
Asset impairment	22	18,833	10,905	15,594
Interest on debt	14	86,193	233,985	292,486
Operating lease-in costs	15	13,090	12,332	12,069
Leasing expenses		52,041	55,458	58,432
Provision for doubtful accounts	4	(29)	39	3,335
Selling, general and administrative expenses(2)	20	76,628	80,627	120,746
Other expenses	21	2,965	—	—

Total Expenses		443,882	701,052	863,872

Income from continuing operations before income taxes and income of investments accounted for under the equity method		203,610	258,226	230,051
Provision for income taxes	16	(953)	(22,194)	(15,460)
Net income of investments accounted for under the equity method		983	3,713	10,904

Net Income from continuing operations		$203,640	$239,745	$225,495
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax		2,731	(3,199)	(52,745)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses		—	274	—

Net Income		$206,371	$236,820	$172,750
Net income attributable to non-controlling interest		(41,205)	(29,247)	(526)

Net income attributable to AerCap Holdings N.V.		$165,166	$207,573	$172,224
Total earnings per share, basic and diluted	23	$1.94	$1.81	$1.17
Earnings (loss) per share from discontinued operations, basic and diluted		$0.03	$(0.03)	$(0.36)

Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted		$1.91	$1.84	$1.53
Weighted average shares outstanding, basic and diluted		85,036,957	114,952,639	146,587,752

(1)
As a result of the sale of AeroTurbine and based on ASC 205-20, which governs financials statements for discontinued operations, the results of AeroTurbine have been reclassified to discontinued operations.

(2)
Includes share based compensation of $3.0 million ($2.6 million, net of tax), $2.9 million ($2.5 million, net of tax) and $6.2 million ($5.4, net of tax) in the years ended December 31, 2009, 2010 and 2011 respectively.

(3)
Includes the results of Genesis Lease Limited ("Genesis") for the period from March 25, 2010 (date of acquisition) to December 31, 2010 and the issue of shares to Genesis and Waha Capital PJSC ("Waha").

(4)
Certain reclassifications have been made to prior years' Consolidated Income Statements to reflect the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2010 and 2011

	Year ended December 31,
	2009(3)	2010(1)(2)(3)	2011
	(US dollars in thousands)
Net income	$206,371	$236,820	$172,750
Adjustments to reconcile net income to net cash provided by operating activities:
Amalgamation gain(2)	—	(31,023)	—
Depreciation	220,996	333,754	384,855
Asset impairment	32,574	14,437	24,496
Amortization of debt issuance costs	16,364	26,410	33,001
Amortization of intangibles	15,701	22,070	17,319
Provision for doubtful accounts	1,364	1,312	4,843
Capitalized interest on pre-delivery payments	(1,106)	(590)	(675)
Gain on disposal of assets	(36,007)	(37,203)	(12,939)
Loss on discontinued operations (AeroTurbine)	—	—	52,745
Mark-to-market of non-hedged derivatives	(18,929)	769	23,167
Deferred taxes	2,228	17,707	23,892
Share-based compensation	3,910	3,402	6,236
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(6,686)	(371)	(16,434)
Inventories	35,238	3,183	(18,100)
Other assets and derivative assets	(7,236)	(8,320)	(41,056)
Other liabilities	(37,224)	45,073	(23,255)
Deferred revenue	(1,613)	14,182	(9,289)

Net cash provided by operating activities	425,945	641,612	621,556
Purchase of flight equipment	(1,264,446)	(1,939,874)	(763,159)
Proceeds from sale/disposal of assets	153,481	664,218	140,785
Prepayments on flight equipment	(453,305)	(140,094)	(47,077)
Purchase of subsidiaries, net of cash acquired(*)	—	103,691	—
Purchase of investments	—	(7,500)	(2,500)
Proceeds from the disposal of subsidiaries, net of cash disposed	—	—	119,917
Purchase of intangibles	—	(9,006)	—
Movement in restricted cash	(27,349)	(50,262)	(15,831)

Net cash used in investing activities	(1,591,619)	(1,378,827)	(567,865)
Issuance of debt	2,431,839	2,324,609	1,672,089
Repayment of debt	(1,414,456)	(1,485,690)	(1,626,556)
Debt issuance costs paid	(32,723)	(60,889)	(37,306)
Maintenance payments received	72,920	90,165	110,358
Maintenance payments returned	(46,897)	(42,250)	(54,751)
Security deposits received	42,169	29,535	20,135
Security deposits returned	(12,840)	(39,710)	(37,190)
Repurchase of shares	—	—	(100,000)
Issuance of equity interests(**)	—	110,243	—
Capital contributions from non-controlling interests	111,700	32,375	—

Net cash (used in) provided by financing activities	1,151,712	958,388	(53,221)

Net increase (decrease) in cash and cash equivalents	(13,962)	221,173	470
Effect of exchange rate changes	3,016	660	6,161
Cash and cash equivalents at beginning of period	193,563	182,617	404,450

Cash and cash equivalents at end of period	$182,617	$404,450	$411,081

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2009, 2010 and 2011

	Year ended December 31,
	2009	2010(1)	2011
	(US dollars in thousands)
* Purchase of subsidiaries, net of cash acquired:
Consideration paid (34.4 million shares issued at a share price of $10.83)	$—	$372,327	$—
Fair value of net assets acquired	—	(403,350)	—
Amalgamation gain	—	31,023	—
Cash acquired	—	103,691	—

Purchase of subsidiaries, net of cash acquired	$—	$103,691	$—

** The issuance of equity interest is a net presentation of the following items:
Consideration paid (29.8 million shares issued at a share price of $13.85)	$—	$413,376	$—
Purchase of non-controlling interests	—	(262,092)	—
Purchase of investments	—	(41,041)	—

Issuance of equity interests (net cash received)	$—	$110,243	$—

Supplemental cash flow information:
Interest paid	100,012	185,106	224,129
Taxes paid (received)	(3,446)	641	135

(1)
Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010 and the issue of shares to Genesis and Waha.

(2)
The Amalgamation gain, net of transaction expenses of $274, as presented in the consolidated income statement, consists of the Amalgamation gain of $31,023, as presented in the consolidated statement of cash flow and transaction expenses of $30,749 (Note 1).

(3)
Certain reclassifications have been made to prior years' Consolidated Statements of Cash Flows to reflect the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2009, 2010 and 2011

	AerCap Holdings N.V. Shareholders
	Number of Shares	Share capital	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	AerCap Holdings N.V. shareholders' equity
	US dollars in thousands, except share amounts
Year ended December 31, 2009
Balance at January 1, 2009	85,036,957	$699	$609,327	$—	$—	$499,011	$1,109,037
Share-based compensation	—	—	3,910	—	—	—	3,910
Default AerVenture partner(1)	—	—	25,078	—	—	—	25,078
Sale to new AerVenture partner(2)	—	—	(45,182)	—	—	—	(45,182)
Comprehensive income:
Net income for the period	—	—	—	—	—	165,166	165,166

Comprehensive income	—	—	—	—	—	165,166	165,166

Balance at December 31, 2009	85,036,957	$699	$593,133	$—	$—	$664,177	$1,258,009

Year ended December 31, 2010
Balance at January 1, 2010	85,036,957	$699	$593,133	$—	$—	$664,177	$1,258,009
Share-based compensation	—	—	2,842	—	—	—	2,842
Issuance of equity capital	64,195,469	871	784,832	—	—	—	785,703
Purchase of non-controlling interests(3)	—	—	(49,854)	—	—	—	(49,854)
Sale to joint venture partner	—	—	2,072	—	—	—	2,072
Comprehensive income:
Net change in fair value of derivatives, net of $715 tax(4)	—	—	—	—	5,005	—	5,005
Net income for the period	—	—	—	—	—	207,573	207,573

Comprehensive income	—	—	—	—	5,005	207,573	212,578

Balance at December 31, 2010	149,232,426	$1,570	$1,333,025	$—	$5,005	$871,750	$2,211,350

Year ended December 31, 2011
Balance at January 1, 2011	149,232,426	$1,570	$1,333,025	$—	$5,005	$871,750	$2,211,350
Share-based compensation	—	—	7,180	—	—	—	7,180
Purchase of treasury stock	—	—	—	(100,000)	—	—	(100,000)
Comprehensive income:
Net change in fair value of derivatives, net of $1,913 tax(4)	—	—	—	—	(13,518)	—	(13,518)
Net income for the period	—	—	—	—	—	172,224	172,224

Comprehensive income	—	—	—	—	(13,518)	172,224	158,706

Balance at December 31, 2011	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236

(1)
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

(2)
In June 2009, we sold 50% of AerVenture to Waha. The sale decreased shareholders' Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

(3)
In November 2010, we repurchased Waha's 50% equity interest in AerVenture. The purchase is accounted for as an equity transaction and no gain or loss was recorded in accordance with ASC 810.

(4)
In 2010 and 2011 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment. During 2011 and 2010 no amounts were reclassified from accumulated other comprehensive income to the income statement.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2009, 2010 and 2011

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	US dollars in thousands, except share amounts
Year ended December 31, 2009
Balance at January 1, 2009	$1,109,037	$17,018	$1,126,055
Share-based compensation	3,910	—	3,910
Default AerVenture partner(1)	25,078	(25,078)	—
Sale to new AerVenture partner(2)	(45,182)	74,578	29,396
Capital contributions from non-controlling interests	—	47,600	47,600
Comprehensive income:
Net income for the period	165,166	41,205	206,371

Comprehensive income	165,166	41,205	206,371

Balance at December 31, 2009	$1,258,009	$155,323	$1,413,332

Year ended December 31, 2010
Balance at January 1, 2010	$1,258,009	$155,323	$1,413,332
Share-based compensation	2,842	—	2,842
Issuance of equity capital	785,703	—	785,703
Purchase of non-controlling interests(3)	(49,854)	(214,439)	(264,293)
Sale to joint venture partner	2,072	(2,072)	—
Capital contributions from non-controlling interests	—	37,988	37,988
Comprehensive income:
Net change in fair value of derivatives, net of $715 tax(4)	5,005	—	5,005
Net income for the period	207,573	29,247	236,820

Comprehensive income	212,578	29,247	241,825

Balance at December 31, 2010	$2,211,350	$6,047	$2,217,397

Year ended December 31, 2011
Balance at January 1, 2011	$2,211,350	$6,047	$2,217,397
Share-based compensation	7,180	—	7,180
Sale of non-controlling interests	—	(492)	(492)
Purchase of treasury stock	(100,000)	—	(100,000)
Comprehensive income:
Net change in fair value of derivatives, net of $1,913 tax(4)	(13,518)	—	(13,518)
Net income for the period	172,224	526	172,750

Comprehensive income	158,706	526	159,232

Balance at December 31, 2011	$2,277,236	$6,081	$2,283,317

(1)
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

(2)
In June 2009, we sold 50% of AerVenture to Waha. The sale decreased shareholders' Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

(3)
In November 2010, we repurchased Waha's 50% equity interest in AerVenture. The purchase is accounted for as an equity transaction and no gain or loss was recorded in accordance with ASC 810.

(4)
In 2010 and 2011 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment. During 2011 and 2010 no amounts were reclassified from accumulated other comprehensive income to the income statement.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

        We are an independent aircraft leasing company with $9.1 billion of total assets on our balance sheet mainly consisting of 251 aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

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

Variable interest entities

        As further discussed in Note 14, we hold equity and subordinated debt investments in ALS I, ALS II and AerFunding. ALS I, ALS II and AerFunding are variable interest entities and we account for investments in variable interest entities in accordance with ASC 810, Consolidation. As their primary beneficiaries of ALS I, ALS II and AerFunding under ASC 810, we consolidate the accounts of these entities in our accounts since their inception dates.

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("China Aviation") and affiliates of Crédit Agricole establishing AerDragon ("AerDragon"). AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. The joint venture owned 17 aircraft as of December 31, 2011. We act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. We provide certain aircraft and accounting related services to the joint venture. We have determined that AerDragon is a variable interest entity. AerCap further determined that it is not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon according to the equity method. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2011, our maximum exposure to losses incurred by AerDragon consists of the carrying amount of our equity investment of $36.5 million and the face value of the debt guaranteed of $21.8 million, totaling $58.3 million.

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

        In 2010, we entered into three 50% joint ventures with three separate joint venture partners. The three joint ventures collectively own ten aircraft, consisting of three A330 aircraft, three A320 aircraft and four CRJ aircraft (joint venture with Waha). On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of a joint venture. We have determined that the remaining two joint ventures are variable interest entities for which we are the primary beneficiary. As such, we have consolidated these two joint ventures in our accounts. In 2010, we also entered into a 40% joint venture with Waha, which owned 10 aircraft as of December 31, 2011. We have determined that the 40% joint venture is a variable interest entity. AerCap further determined that it's not the primary beneficiary of the 40% joint venture and accordingly, we account for our investment in the 40% joint venture according to the equity method.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

        The effect on equity attributable to us due to changes in ownership interest in subsidiaries can be summarized as follows:

	Year ended December 31,
	2009	2010	2011
Net income attributable to AerCap Holdings N.V.	$165,166	$207,573	$172,224
Transfer (to) from non controlling interest
Increase in AerCap Holdings N.V. paid-in capital as a result of a default of the joint venture partner in AerVenture	25,078	—	—
Decrease in AerCap Holdings N.V. paid-in capital for sale of 50% equity interest in AerVenture	(45,182)	—	—
Decrease in AerCap Holdings N.V. paid-in capital for the repurchase of 50% equity interest in AerVenture	—	(49,854)	—
Increase in AerCap Holdings N.V. paid-in capital for the sale of a 50% equity interest in a A330 joint venture	—	2,072	—

Net transfers (to) from non-controlling interest	(20,104)	(47,782)	—

Changes in AerCap Holdings N.V. equity from net income attributable to AerCap Holdings N.V. and transfers (to) from non-controlling interests	$145,062	$159,791	$172,224

Genesis Transaction

        The Genesis Transaction completed on March 25, 2010 is fully reflected in all AerCap Holdings N.V. 2010 consolidated financial statements except for the first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) and cash flow statement. The amalgamation gain of $274 (net of transaction expenses) is reflected in one line item in the income statement and the impact of the Genesis Transaction on the cash flow statement was also reflected in a one line item (purchase of subsidiaries, net of cash acquired).

        One important factor that led us to undertake the Genesis Transaction included the ability to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis' expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders. We believe that the Genesis Transaction helped to create a company that is a leading participant in the aircraft leasing businesses, with a strong balance sheet and diversified and profitable business lines.

        The significant amalgamation gain resulted from the difference between the consideration paid and the fair value of net assets acquired as of March 25, 2010. The consideration for Genesis consisted of a fixed number of shares (one for one), which was agreed upon on September 17, 2009. The trading price of our shares and Genesis' shares was $8.81 and $8.45, respectively, on September 17, 2009. Due

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

to the market conditions, both AerCap's and Genesis' share prices were trading at distressed levels and significantly below the book value of the shares. Subsequently, the consideration paid was determined by the trading price of our shares on the closing date of the transaction (March 25, 2010), multiplied by the agreed upon fixed number of shares. On March 25, 2010, the trading price of our shares was $10.83, which remained lower than the book value of our shares. This distressed share price multiplied by the fixed number of shares, resulted in a consideration paid of $372.3 million, which was significantly less than the fair market value of the net assets acquired of $403.4 million.

Waha Transaction

        On November 11, 2010, we completed a transaction with Waha. As part of this transaction, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in Waha's 10-aircraft portfolio and a 50% interest in Waha's 4-aircraft portfolio. As of December 31, 2010, AerVenture is wholly owned subsidiary of AerCap.

AeroTurbine Transaction

        On August 2, 2011, we entered into an agreement with International Lease Finance Corporation ("ILFC") for the sale of our wholly-owned subsidiary AeroTurbine, Inc. The AeroTurbine transaction was completed on October 7, 2011. The purchase price for all of the outstanding shares of AeroTurbine was $228.0 million. As a result of the sale we recognized a loss from discontinued operations of $52.8 million in the year ended December 31, 2011. The loss consisted of: (1) $22.5 million of bank fees, legal fees and contractual incentive payments to AeroTurbine management, (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer; and (3) a $21.6 million book loss. The sale resulted in a $119.9 million increase of our cash position, net of incentive payments and net of AeroTurbine's cash held at the transaction date. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. As a result of the agreement with ILFC and based on ASC 205-20, which governs financials statements for discontinued operations, for all periods presented, we have reclassified the results of AeroTurbine into discontinued

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

operations in Consolidated Income Statements. The Condensed Consolidated Income Statements for previous periods can be summarized as follows:

	Year ended December 31,
	2007	2008	2009	2010(1)
Revenues
Lease revenue	$495,340	$541,455	$581,134	$902,320
Net gain on sale of assets	103,455	77,107	40,243	36,204
Management fee revenue	14,343	11,749	12,964	12,975
Interest revenue	28,595	18,018	9,459	3,913
Other revenue	20,079	4,113	3,692	3,866

Total revenues	661,812	652,442	647,492	959,278
Expenses
Depreciation	129,294	154,130	194,161	307,706
Asset impairment	—	5,282	18,833	10,905
Interest on debt	227,765	208,914	86,193	233,985
Other expenses	33,941	59,843	68,067	67,829
Selling, general and administrative expenses	79,598	85,630	76,628	80,627

Total expenses	470,598	513,799	443,882	701,052
Income from continuing operations before income taxes and income of investments accounted for under the equity method	191,214	138,643	203,610	258,226
Provision for income taxes	(17,080)	833	(953)	(22,194)
Net income of investments accounted for under the equity method	—	—	983	3,713

Net income from continuing operations	$174,134	$139,476	$203,640	$239,745
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	13,164	1,447	2,731	(3,199)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	—	—	274

Net income	$187,298	$140,923	$206,371	$236,820
Net loss (income) attributable to non-controlling interest, net of tax	1,155	10,883	(41,205)	(29,247)

Net income attributable to AerCap Holdings N.V.	$188,453	$151,806	$165,166	$207,573

Total earnings per share, basic and diluted	$2.22	$1.79	$1.94	$1.81
Earnings (loss) per share from discontinued operations, basic and diluted	$0.15	$0.02	$0.03	$(0.03)

Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted	$2.07	$1.77	$1.91	$1.84
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957	85,036,957	114,952,639

(1)
Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

        The Company's results from discontinued operations can be summarized as follows:

	December 31, 2009	Period ended December 31, 2010	October 7, 2011
Total revenues	$106,878	$89,861	$98,798
Loss from discontinued operations before taxes	5,672	(3,077)	(40,975)
Provision for income taxes	(2,941)	(122)	(11,770)
Income (loss) from discontinued operations, net of tax	2,731	(3,199)	(52,745)

        The carrying amounts of major classes of assets and liabilities as of December 31, 2010 are:

As of December 31, 2010
Assets
Flight equipment held for operating leases, net	$311,643
Inventory	103,363
Trade receivables, net of provisions	35,051
Cash and cash equivalents	35,362
Other assets	14,363
Liabilities
Debt	$291,628
Accrued expenses and other liabilities	16,313
Accounts payable	12,423
Accrued maintenance liability	8,306

        As at December 31, 2011 we did not have any assets or liabilities from discontinued operations in our Consolidated Balance Sheet.

Risks and uncertainties

        Aircraft leasing is a capital intensive business and we have significant capital requirements. In order to meet our forward purchase commitments, we will need to access committed debt facilities, secure additional financing for pre-delivery payment obligations, use our existing available cash balances, cash generated from aircraft leasing and sales, and, if necessary, the proceeds from potential capital market transactions. If we cannot meet our obligations under our forward purchase commitments, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

        We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft. Although the aviation market recovered significantly from late 2009, a deterioration of economic conditions and the current increase in oil prices could cause our lessees to default under their leases with us, which could negatively impact our cash flows and results of operations. Furthermore, the value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

aircraft worldwide. A material decrease in aircraft values could have a downward effect on lease rentals and residual values and may require that the carrying value of our flight equipment be materially reduced.

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

        In the years ended December 31, 2010 and December 31, 2011, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the year ended December 31, 2011 was to reduce net income by $7.6 million, or $0.05 basic and diluted earnings per share.

Reclassifications

        Gain on sale of assets—We have historically presented its gain on sale of assets on a net basis, with the net book value of the asset being sold and related direct selling costs netted against sales consideration as gain on sale of assets. As a result of the acquisition of AeroTurbine, effective January 1, 2006, we changed our presentation of sales of aircraft on a gross basis in our Consolidated Income Statements. As a result of the disposal of AeroTurbine in the fourth quarter of 2011, we changed our presentation back to as it was before the AeroTurbine acquisition. This presentation has also been applied retrospectively in our Consolidated Income Statements to provide the reader with meaningful and comparable information.

        Cashflow—The Consolidated Statements of Cashflows for the years ended December 31, 2010 and December 31, 2009, include a reclassification, as compared to the 2010 20-F of $59.2 million and $26.7 million respectively from net cash provided by financing activities to net cash provided by operating activities to better reflect the operating income derived from maintenance receipts. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods.

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

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is recognized as an intangible lease premium which is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft and/or additional gains or losses upon disposal. We review residual values of aircraft periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

        We apply ASC 360, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. We normally evaluate these events and circumstances on an annual basis. However, given current market conditions the evaluation is performed on a quarterly basis. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an aircraft's booked residual, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

Notes receivable

        Notes receivable arise primarily from the restructuring and deferring of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

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

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of ASC 805. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs are recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms. We evaluate all definite-lived intangible assets for impairment in accordance with ASC 360.

Inventory

        Inventory, which consists primarily of engine and airframe parts, is valued at the lower of cost or market value.

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with ASC 815. All derivatives are recognized on the balance sheet at their fair value. The fair value of derivative instruments under hedge accounting treatment includes a consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk.

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

Accrued maintenance liability

        In all of our aircraft leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for off-lease aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. Up to July 2008 we did not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. From July 1, 2008 forward the Company changed the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rent under a particular lease to cover the estimated total amount of revenue reimbursements. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract.

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

        For all of our lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as net gain on sale of assets as part of the sale of the flight equipment.

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

        Net gain on sale of assets originate from the sale of aircraft, engines and parts and are recognized when the delivery of the relevant asset is complete and the risk of loss has transferred to the buyer.

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

Earnings Per Share

        Earnings per share is presented in accordance with ASC 260 which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as share options.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2010	2011
Cash securing our obligations under ECA-guaranteed financings	$36,703	$38,365
Cash securing our obligations under ALS I debt	39,770	39,331
Cash securing our obligations under ALS II debt	13,982	14,941
Cash securing our obligations under UBS revolving credit facility debt	56,594	58,591
Cash securing our obligations under Genesis Funding Limited ("GFL") securitization debt	18,526	24,564
Cash securing our obligations under TUI portfolio acquisition facility debt	11,608	11,747
Cash securing our obligations under other debt	47,745	54,742
Cash securing our obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	6,837	—
Cash securing our obligations under derivative instruments (Note 11)	(11,380)	(7,170)
Other	2,079	2,214

	$222,464	$237,325

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

4. Trade receivables, net of provisions

        Trade receivables consist of the following at December 31:

	2010	2011
Trade receivables	$51,661	$19,593
Provision for doubtful accounts	(2,606)	(3,530)

	$49,055	$16,063

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves. As of December 31, 2011, we did not have any trades receivables recorded in relation to lessee defaults.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

4. Trade receivables, net of provisions (Continued)

        The change in the provision for doubtful accounts is set forth below:

	Year ended December 31,
	2009	2010	2011
Provision at beginning of period	$11,983	$3,392	$2,606
Expense for doubtful accounts	(29)	39	3,335
Discontinued operations	992	1,128	(2,567)
Other(1)	(9,554)	(1,953)	156

Provision at the end of period	$3,392	$2,606	$3,530

(1)
Other includes direct write offs and cash accounting for certain trade receivables.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2009	2010	2011
Net book value at beginning of period	$3,989,629	$5,230,437	$8,061,260
Fair value of flight equipment acquired in acquisitions	—	1,337,412	—
Additions	1,649,520	2,531,719	882,625
Depreciation	(215,574)	(329,639)	(383,148)
Impairment (Note 22)	(32,378)	(11,764)	(23,323)
Disposals	(119,349)	(646,841)	(333,140)
Transfers to direct finance leases/flight equipment held for sale	—	(3,550)	—
Transfer to inventory	(41,411)	(46,514)	(11,430)
Sale of AeroTurbine	—	—	(296,970)

Net book value at end of period	$5,230,437	$8,061,260	$7,895,874

Accumulated depreciation/impairment at December 31, 2009, 2010 and 2011	$(542,309)	$(856,894)	$(1,060,416)

        At December 31, 2011, 245 out of our 251 owned aircraft and seven owned engines were on lease under operating leases to 89 lessees in 46 countries. The geographic concentrations of leasing revenues are set out in Note 19.

        Prepayments on flight equipment (including related capitalized interest) of $$375,690, $468,933 and $151,550 have been applied against the purchase of aircraft during the years ended December 31, 2009, 2010 and 2011, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2011:

	2012	2013	2014	Thereafter
Capital expenditures	$466,231	$220,648	$—	$294,793
Pre-delivery payments	31,320	57,742	91,119	18,224

	$497,551	$278,390	$91,119	$313,017

        As of December 31, 2011, we expect to make capital expenditures related to five A330, seven A320 aircraft and ten Boeing 737 aircraft (excluding the remaining 31 American Airlines purchase-leaseback Boeing 737 aircraft) in 2012 and thereafter. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

        Our current operating lease agreements expire over the next twelve years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2011 are as follows:

Contracted minimum future lease receivables
2012	$942,212
2013	891,168
2014	762,176
2015	646,514
2016	524,857
Thereafter	1,465,597

$5,232,524

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2010	2011
Secured notes receivable	$5,114	$4,794
Notes receivable from lessee restructurings	10,383	406

	$15,497	$5,200

        The minimum future receipts under notes receivable at December 31, 2011 are as follows:

Minimum future notes receivable
2012	$4,289
2013	911
2014	—
2015	—
2016	—
Thereafter	—

$5,200

7. Prepayments on flight equipment

        In December 2005, we placed an order with Airbus for the forward purchase of 70 aircraft, including five aircraft subject to reconfirmation rights. ("2005 Forward Order"). During 2008 and the first two months of 2009, we notified Airbus that we would not take delivery of the five aircraft subject to reconfirmation rights. In 2009 four additional aircraft were added to the forward order. As of December 31, 2011, 52 aircraft had been delivered and 12 aircraft were sold. The remaining five A320 aircraft to be delivered as of December 31, 2011, are scheduled to be delivered between 2012 through 2013.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009, two additional A330 aircraft were added to the forward order. As of December 31, 2011, 27 aircraft had been delivered of which eight aircraft were sold and five aircraft remained to be delivered pursuant to the agreement. The remaining five aircraft are scheduled to be delivered in 2012.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        In connection with the current forward order contracts, we are required to make scheduled prepayments toward these future deliveries (Note 5). A total amount of interest of $23,001, $7,978 and $4,439 was capitalized with respect to these payments for the years ended December 31, 2009, 2010 and 2011, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

7. Prepayments on flight equipment (Continued)

        Following is a summary of the movements in prepayments on flight equipment during the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
Net book value at beginning of period	$448,945	$527,666	$199,417
Prepayments made	431,410	132,706	43,313
Prepayments applied against the purchase of flight equipment	(375,690)	(468,933)	(151,550)
Interest capitalized	23,001	7,978	4,439

Net book value at end of period	$527,666	$199,417	$95,619

8. Investments

        Investments consist of the following at December 31:

	2010	2011
25% equity investment in unconsolidated joint venture (AerDragon)	$30,332	$36,473
40% equity investment in unconsolidated joint venture (AerLift)	41,662	46,456
43% equity investment in unconsolidated joint venture (AerData)	991	1,150

	$72,985	$84,079

        Our equity investment in our unconsolidated joint ventures, AerDragon, AerLift and AerData, are accounted for under the equity method.

9. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization:

	As of December 31, 2010
	Gross	Accumulated amortization	Net
Lease premiums	$73,673	$(27,448)	$46,225
Customer relationships—parts	19,800	(9,229)	10,571
Customer relationships—engines	3,600	(2,516)	1,084
FAA certificate at AeroTurbine	1,100	(343)	757
Non-compete agreement	1,100	(1,100)	—

Net book value at end of period	$99,273	$(40,636)	$58,637

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

	As of December 31, 2011
	Gross	Accumulated amortization	Net
Lease premiums	$67,882	$(38,204)	$29,677

Net book value at end of period	$67,882	$(38,204)	$29,677

        The following table presents the changes to amortizable intangible assets during the periods indicated:

	Year ending December 31,
	2010	2011
Net carrying value at beginning of period	$31,399	$58,637
Fair value of intangibles acquired in acquisitions	42,975	—
Discontinued operations	—	(12,412)
Purchases of intangible lease premiums	9,006	—
Amortization	(22,070)	(15,375)
Impairment (Note 22)	(2,673)	(1,173)

Net carrying value at end of period	$58,637	$29,677

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2012	$11,578
2013	8,431
2014	6,137
2015	3,107
2016	424
Thereafter	—

$29,677

        The remaining weighted average amortization period for the amortizable intangible assets is 37 months (2010: 49 months). Please refer to Note 22 for the impairment analysis of intangible assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

10. Inventory

        Following are the major classes of inventory at December 31,

	2010	2011
Engine and airframe parts	$119,440	$13,953
Work-in-process	1,645	—

	$121,085	$13,953

        The decrease in inventory in the year ended December 31, 2011 is mainly caused by the AeroTurbine Transaction.

11. Derivative assets and liabilities

        The objective of our hedging policy is to adapt a risk adverse position with respect to changes in interest rates and foreign currencies. We have entered into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we have entered into a number of foreign currency derivatives to hedge the current and future Euro-US Dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of December 31, 2011, we had interest rate swaps, caps and floors and several foreign currency forward contracts with a combined notional amount of $3.8 billion and a combined negative fair value of $6.1 million. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

        We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to two interest rate swaps, which we acquired through the Genesis Transaction. The change in fair value of these derivatives, therefore, is recorded in the income statement as an increase/(decrease) in interest expense as specified below:

	Year ended December 31,
	2009	2010	2011
Change in fair value of interest rate caps and floors	$(23,692)	$27,720	$59,312
Change in fair value of interest rate swaps acquired in Genesis Transaction	—	(22,947)	(39,536)

	$(23,692)	$4,773	$19,776

        As of December 31, 2011 we had four interest rate swaps for which we achieved cash flow hedge accounting treatment. The four interest rate swaps had a combined notional amount of $0.5 billion and a combined negative fair value of $9.8 million as of December 31, 2011. As of December 31, 2010 we had two interest rate swaps for which we achieved cash flow hedge accounting treatment. The two interest rate swaps had a combined notional amount of zero and a combined positive fair value of $5.7 million as of December 31, 2010. The change in fair value related to the effective portion of these four interest rate swaps is recorded, net of tax, in accumulated other comprehensive income. We do not expect to reclassify amounts from accumulated other comprehensive income to net interest over the next 12 months. Some of our agreements with derivative counterparties require a two-way cash

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

11. Derivative assets and liabilities (Continued)

collateralization of derivative fair values. Cash under such arrangements is included in restricted cash (Note 3).

        Counterparties to currency exchange and interest rate derivatives consist of major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. The Company closely monitors the credit risk associated with its counterparties and customers and to date has not experienced material losses.

        The maximum time period for which we hedge our exposure to forecasted transaction cash flows is 12 years, excluding the variability related to the payment of interest on floating rate debt obligations.

12. Other assets

        Other assets consist of the following at December 31:

	2010	2011
Debt issuance costs	$152,001	$148,675
Other tangible fixed assets	9,634	3,802
Receivables from aircraft manufacturer	18,281	12,990
Prepaid expenses	5,539	4,601
Other receivables	23,686	11,291

	$209,141	$181,359

        Amortization of debt issuance costs was $16,364, $26,410 and $33,001 for the years ended December 31, 2009, 2010 and 2011 respectively. The unamortized debt issuance costs at December 31, 2011 amortize annually from 2012 through 2023.

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2010	2011
Guarantee liability	$1,251	$—
Accrued expenses	73,691	29,682
Accrued interest	24,137	26,702
Lease deficiency	22,310	18,074

	$121,389	$74,458

        Accrued expenses—The decrease in accrued expenses in the year ended December 31, 2011 is mainly caused by the AeroTurbine Transaction.

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

13. Accrued expenses and other liabilities (Continued)

amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 109 (2010: 110) months.

14. Debt

        Debt consists of the following as of December 31:

	2010	2011(1)	Weighted average interest rate December 31, 2011(2)	Maturity
ECA-guaranteed financings	$1,577,325	$1,662,810	2.48%	2023
ALS I debt	806,574	640,332	0.53%	2032
ALS II debt	803,852	693,180	2.13%	2038
Revolving credit facility	591,676	461,421	3.18%	2016
GFL securitization debt	627,704	624,973	0.52%	2032
TUI portfolio acquisition facility	313,223	262,302	1.93%	2015
Skyfunding B737-800 acquisition facility	—	133,669	3.86%	2021
AT revolving credit facility	291,628	—	—	—
Subordinated debt joint ventures partners(3)	87,568	64,280	19.35%	2022
Other debt	1,466,613	1,568,198	4.19%	2023

	$6,566,163	$6,111,165

(1)
As of December 31, 2011, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

(2)
The weighted average interest rate in the table above excludes the impact of derivative instruments, interest rate caps and interest rate swaps, which we hold to hedge our exposure to interest rates.

(3)
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

        Aggregate maturities of debt and capital lease obligations (included in other debt) during the next five years and thereafter are as follows:

Debt maturing
2012	$800,861
2013	731,267
2014	739,025
2015	1,093,315
2016	909,666
Thereafter	1,837,031

$6,111,165

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        ECA-guaranteed financings—A320 aircraft—In April 2003, we entered into an $840.0 million export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.2 billion. In November 2008, the export credit facility was further amended to cover an additional aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the ECA Facility are such that the ECA only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month LIBOR ranges from 0.12% to 0.90%. We are obligated to repay principal on ECA loans over a ten or 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The margin over three-month LIBOR is 1.47%, and a significant tranche of this ECA debt has been fixed at a weighted average rate of 3.02%. The interest rates for the remaining loans will be agreed on a rolling basis. We are obligated to repay principal on ECA loans over a ten or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2008 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        ECA-guaranteed financings 2009—A320 aircraft—In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. The interest rate for the aircraft financed as of December 31, 2011, is fixed and floating, with the fixed rate tranche bearing a weighted average interest cost of 4.23%, and the floating rate tranche bearing an average margin of 1.11% over three month USD LIBOR. We are obligated to repay principal on ECA loans over a ten or 12-year term. The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2009 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

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

        As of December 31, 2011, five A320 family aircraft under this facility have been delivered from the manufacturer. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding NV became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. Only the Export Credit 2008 facility will be available for the financing of future contracted Airbus deliveries subject to customary ECA conditions.

        At December 31, 2011, we had financed 44 aircraft under ECA-guaranteed financings. The net book value of aircraft pledged to the ECA was $2.0 billion at December 31, 2011.

        ALS I debt—Aircraft Lease Securitisation Limited ("ALS I") is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS I is owned 95.1% by Jersey charitable trusts and 4.9% by AerCap Ireland and is a consolidated subsidiary. ALS I was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On May 8, 2007, we completed a refinancing of ALS I with the issuance of $1.7 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding ALS I debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing ALS I's aircraft portfolio size to 70 aircraft. As a result of the refinancing, in 2007, we recorded additional interest expense of $27.4 million related to the write-off of unamortized debt issuance costs. Following a number of aircraft sales, there are 51 aircraft in the ALS I portfolio as of December 31, 2011.

        The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of ALS I. We retained the most junior class of notes in the securitization, as a result of which we still consolidate ALS I's results in our financial statements. The net book value of the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

remaining 51 aircraft pledged as collateral for the securitization debt was $1.1 billion at December 31, 2011.

        ALS I is bankruptcy-remote from us and the lenders to ALS I may only look to proceeds derived from the 57 ALS I aircraft for repayment. The indenture agreement, which governs the securitized notes, require that ALS I hold a designated amount of cash aside in restricted accounts for future cash flow requirements of ALS I. All cash held by ALS I is recorded as restricted cash on our balance sheets. The indenture also requires ALS I to comply with a number of general and operating covenants.

        ALS II debt—On June 26, 2008, we completed a securitization in which Aircraft Lease Securitisation II Limited ("ALS II") issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's and A1 by Moody's. At closing in June 2008, the class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders committed to advance funds, subject to certain conditions.

        The principal balance of the class A-1 notes increased in an amount equal to the amount advanced by each commitment holder. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders were applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture Limited (our consolidated joint venture). All 30 aircraft have been delivered to the transaction and the 30th aircraft was delivered in May 2010. The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture Limited between 2007 and 2011. The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of ALS II. The final maturity date of the notes will be June 26, 2038. During the year, a portion of A-1 notes were exchanged for A-2 notes.

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

        At December 31, 2011 30 aircraft were financed in ALS II. The net book value of 30 aircraft pledged as collateral for the securitization debt was $1.1 billion at December 31, 2011.

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

        On June 10, 2010, the facility was amended and the revolving loans under the UBS revolving credit facility, which are divided into two classes, were amended. The maximum advance limit on class A loans was amended to $705.5 million from $830.0 million and the maximum advance limit on

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

class B loans was amended to $144.5 million from $170.0 million. The borrowing period during which new advances may be made under the facility expired on May 9, 2011.

        On June 9, 2011, the facility was amended to allow for an additional two year revolving period with a three year term-out period, extending the transaction to June 2016. The maximum facility size was amended to $775.0 million and the commitment and borrowings were amended to a single class of loans. In addition to UBS Securities LLC, lenders to the transaction are Credit Suisse AG, Citibank N.A, Nomura Global Financial Products Inc. and Scotiabank Europe plc.

        In addition to borrowings under the revolving credit facilities, AerFunding has also issued subordinated notes to us at each aircraft purchase. Borrowings under the revolving credit facility can be used to finance between 73% and 78% of the lower of the purchase price and the appraised value of the eligible aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders.

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

        At December 31, 2011, we had financed 18 aircraft under the UBS revolving credit facility. The net book value of aircraft pledged to lenders under the credit facility was $0.6 billion at December 31, 2011.

        Genesis securitization debt—On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 38 aircraft in the GFL portfolio as of December 31, 2011. The primary source of payments on the notes is the lease payments on the aircraft owned by the subsidiaries of GFL. The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        Credit Agricole provides a liquidity facility in the amount of $60.0 million, which may be drawn upon to pay expenses of GFL and its subsidiaries, senior hedge payments and interest on the notes. The final maturity date of the notes is December 22, 2032.

        Interest on the notes are due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and, subject to satisfying certain debt service coverage ratios and other covenants, will continue until December 2011. Since December 19, 2011, all revenues collected during each monthly period are applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the servicer, the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

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

        At December 31, 2011 38 aircraft were financed in the GFL securitization. The net book value of 38 aircraft pledged as collateral for the securitization debt was $0.9 billion at December 31, 2011.

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

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners I entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing 737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners I must repay the lenders for the amounts drawn on the senior facility in monthly installments starting on July 1, 2008 and the first day of each month thereafter (each a repayment date). The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012. We are currently in the process of re-financing the second tranche of this facility, maturing April 2012.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2011 was $262.3 million. Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.58% until April 1, 2013 and a margin of 1.75% thereafter. Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 2.00%. Interest under the senior facility is payable monthly in arrears on each repayment date. Borrowings under the AerCap Partners I facilities may be prepaid without penalty, except for break funding costs if payment is made on a day other than a repayment date. The maturity date of the senior facility will be, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012.

        If AerCap Partners I is the owner of the aircraft on the relevant maturity date of the senior facility (put option date) relating to the 15 aircraft (April 1, 2015 with respect to the 11 Boeing 737-800 aircraft and April 1, 2012 with respect to the remaining four aircraft) and amounts under the facility remain outstanding with respect to those aircraft on that maturity date of the senior facility (put option date), Crédit Agricole can require AerCap Holdings N.V. (i) to purchase those aircraft, (ii) to purchase those aircraft and the shares of the relevant lessor of those aircraft or (iii) to purchase the beneficial interest that AerCap Partners I has in those aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners I, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners I by Royal Bank of Scotland plc. The senior facility contains customary covenants for secured financings through special purpose companies. AerCap Partners I is also subject to covenants included in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%. The net book value of 15 aircraft pledged to lenders under the credit facility was $0.4 billion at December 31, 2011.

SkyFunding Facility

        General.    On October 24, 2011, SkyFunding Limited, a wholly owned subsidiary of AerCap Ireland Limited, entered into a $402.0 million credit facility, which was co-arranged by Crédit Agricole Corporate and Investment Bank, Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia, Landesbank Hessen-Thüringen Girozentrale and DVB Bank SE. Crédit Agricole Corporate and Investment Bank acted as co-ordinating bank and senior agent.

        The ten-year credit facility will provide long-term financing for up to 12 Boeing 737-800 NG aircraft subject to leases with American Airlines Inc.

        The loans under the facility are divided into senior loans and subordinated loans. Each senior lender will participate in senior loans with respect to the aircraft allocated to such senior lender in an amount equal to its senior commitment. AerCap Ireland Limited, as subordinated lender, would

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

participate in each subordinated loan in an amount to be agreed between SkyFunding Limited and AerCap Ireland Limited from time to time.

        As of December 31, 2011, four of the 12 aircraft have been delivered and financed under the facility, the aggregate principal amount of the senior loans outstanding under the facility was $133.7 million and the undrawn senior commitment available for drawdown under the facility was $268.0 million. Each senior loan for an undelivered aircraft is available for drawdown up to three months after the end of the scheduled delivery month for such undelivered aircraft. Since the bankruptcy filing of American Airlines, as of March 23, 2012, we took delivery of another four aircraft of the remaining 31 aircraft. As of March 23, 2012, eight aircraft have been financed under the facility.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent.

        The senior loans bear interest at a floating interest rate of one month LIBOR plus a margin of 2.85%, payable quarterly in arrears on each repayment date. SkyFunding Limited has fixed the debt on a number of aircraft with a weighted average interest cost of 4.39%, and has also entered into certain interest rate caps.

        All borrowings under the facility may be voluntarily prepaid, subject to minimum payment amounts and notice provisions, and subject to a prepayment fee of 2.00% of the amount prepaid if the voluntary prepayment is made before the first anniversary of the drawdown, a prepayment fee of 1.50% of the amount prepaid if the voluntary prepayment is made on or after the first and before the second anniversary of the drawdown and a prepayment fee of 1.00% of the amount prepaid if the voluntary prepayment is made on or after the second and before the third anniversary of the drawdown. There are no prepayment penalties for any voluntary prepayments made on or after the third anniversary of the drawdown.

        Mandatory prepayments of borrowings under the facility are required under a number of circumstances, including: (a) upon the occurrence of a total loss with respect to a financed aircraft (in which case mandatory prepayment shall apply to such affected aircraft), (b) if, as a result of a change in law, any of the security documents ceases to be valid or enforceable, (c) in respect of any loan, any of the insurances relating to the applicable aircraft are not obtained or maintained in accordance with the requirements of the facility or such aircraft is operated in a place excluded from the insurance coverage (unless such aircraft is covered by contingent insurance policies taken out by the AerCap group) and (d) in respect of any loan, SkyFunding Limited enters into a replacement lease in respect of the related aircraft which does not comply with the requirements of the facility.

        We are obligated to repay the principal over a ten year term from the initial drawdown date of each loan. Borrowings under the senior facility are secured by, among other things, mortgages on the aircraft, assignments of SkyFunding Limited's beneficial interest in the owner trust relating to each aircraft and SkyFunding Limited's and the relevant owner trustee's interests in the lease documentation relating to each aircraft. The facility contains customary covenants for secured financings, including general and operating covenants.

        At December 31, 2011, we had financed four aircraft under the Skyfunding facility. The net book value of aircraft pledged to lenders under the facility was $0.2 billion at December 31, 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        Other debt—We have entered into various other commercial bank financings to fund the purchase of individual or small groups of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2011 was $1.6 billion. These financings include:

Amount outstanding at December 31, 2011
(US dollars in thousands)
Pre-delivery payment facilities	$47,436
Secured aircraft portfolio transactions	232,614
Secured aircraft financings	1,000,302
Facilities for general corporate purposes	170,000
Japanese operating lease	75,011
Other financings	42,835

Total	$1,568,198

        The financings mature at various dates through 2023. The interest rates are based on fixed or floating LIBOR rates, with spreads on the floating rate transactions ranging up between 0.24% and 5.50% or fixed rate between 1.38% and 12.00%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings. At December 31, 2011, we had financed 51 aircraft and seven engines under other debt. The net book value of the aircraft pledged to other commercial bank financings was $1.7 billion at December 31, 2011.

15. Accrual for onerous contracts

        Accrual for onerous contracts relates to lease-in, lease-out transactions ("LILO"). At December 31, 2011, we leased-in four aircraft from two different lessors under operating head leases that mature between 2012 and 2013. At December 31, 2011, we had entered into sublease agreements with several different customers covering these same aircraft. For all four aircraft, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value.

        We have established a liability equal to the difference between the present value of head lease expenses and the present value of sublease revenue, discounted at appropriate discount rates. The amount of this liability amortizes to income monthly on a constant yield basis as we meet our obligations under the head leases.

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases at December 31, 2011:

	Head lease payments	Sublease receipts
2012	$11,822	$7,550
2013	—	510

	$11,822	$8,060

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

	Year ended December 31,
	2009	2010	2011
Deferred tax expense (benefit)
The Netherlands	$(15,959)	$6,085	$4,322
Ireland	20,711	18,446	6,668
United States of America	(5,444)	(2,252)	4,317
Sweden	171	6	633
Other	(47)	—	—

	(568)	22,285	15,940
Current tax expense (benefit)
United States of America	1,521	(764)	(1,730)
The Netherlands	—	673	1,250

	1,521	(91)	(480)

Income tax expense (benefit)	$953	$22,194	$15,460

        Reconciliation of statutory income tax expense to actual income tax expense/(benefit) is as follows:

	Year ended December 31,
	2009	2010	2011
Income tax expense at statutory income tax rate	$51,921	$65,848	$57,513
Valuation allowance(1)	14,746	27,400	9,661
Income arising from non taxable items (permanent differences)(2)	(13,836)	(20,454)	(8,089)
Tax on global activities(3)	(51,878)	(50,600)	(43,625)

	(50,968)	(43,654)	(42,053)

Actual income tax expense (benefit)	$953	$22,194	$15,460

(1)
Relates to losses and credit forwards in our Dutch tax jurisdiction, which expire with time, triggering the valuation allowance.

(2)
Relates to non taxable income arising from aircraft with a higher tax basis.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

(3)
The following tables summarizes our global tax activities into each specific tax jurisdiction for each of the years presented:

	Year ended December 31, 2009
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.5%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$(120,135)	25.5%	0.0%	$—
Ireland	162,520	12.5%	(13.0)%	(21,128)
United States of America	(10,519)	37.3%	11.8%	(1,241)
Sweden	912	19.0%	(6.5)%	(59)
Isle of Man	115,492	0.0%	(25.5)%	(29,450)

	$148,270			$(51,878)

Income arising from non taxable items	55,340

Income from continuing operations before income tax	$203,610

	Year ended December 31, 2010
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$(82,943)	25.0%	0.0%	$—
Ireland	147,291	12.5%	(12.5)%	(18,411)
United States of America	(7,676)	37.6%	12.6%	(967)
Sweden	26	18.7%	(6.3)%	(2)
Isle of Man	124,878	0.0%	(25.0)%	(31,220)

	$181,576			$(50,600)

Income arising from non taxable items	76,650

Income from continuing operations before income tax	$258,226

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

	Year ended December 31, 2011
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$(33,149)	25.0%	0.0%	$—
Ireland	91,973	12.5%	(12.5)%	(11,497)
United States of America	5,204	37.6%	12.6%	656
Sweden	3,384	18.7%	(6.3)%	(213)
Isle of Man	130,284	0.0%	(25.0)%	(32,571)

	$197,696			$(43,625)

Income arising from non taxable items	32,355

Income from continuing operations before income tax	$230,051

(1)
The local statutory income tax expense for our significant tax jurisdictions (The Netherlands, Ireland and Isle of Man) does not differ from the actual income tax expense.

(2)
The tax variance as a result of global activities is mainly caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in The Netherlands.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2010 and 2011.

	December 31, 2010
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(13,686)	$73,704	$32,284	$—
Debt	—	18,662	—	—
Share-based compensation	—	—	(778)	—
Inventory	—	—	(6,575)	—
Intangibles	—	3,800	4,581	—
Lessee receivables	—	—	(611)	—
Loss-making contracts	—	—	(481)	—
Interest expense	—	—	(12,936)	—
Accrued maintenance liability	(2,574)	2,320	(6,804)	—
Obligations under capital leases and debt obligations	—	(6,484)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(64,346)	(126,049)	(15,745)	(8,471)
Other	(4,610)	1,571	(3,528)	—
Valuation allowance on tax assets	44,696	—	—	—

Net deferred tax (asset) liability	$(40,520)	$(34,976)	$(10,593)	$(8,471)

	December 31, 2011
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(15,251)	$146,675	$(1,599)	$—
Debt	—	16,516	—	—
Intangibles	—	2,452	—	—
Loss-making contracts	—	—	1,828	—
Interest expense	—	—	(8,174)	—
Accrued maintenance liability	—	(3,859)	(1,731)	—
Obligations under capital leases and debt obligations	—	(6,064)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(73,861)	(186,477)	(6,058)	(7,316)
Other	(2,222)	1,157	814	55
Valuation allowance on tax assets	54,357	—	—	—

Net deferred tax (asset) liability	$(36,977)	$(32,100)	$(14,920)	$(7,261)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2009	2010	2011
Valuation allowance at beginning of period	$2,550	$17,296	$44,696
Increase of allowance to income tax provision	14,746	27,400	9,661

Valuation allowance at end of period	$17,296	$44,696	$54,357

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        We did not have any unrecognized tax benefits at December 31, 2009, 2010 and 2011.

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2006 forward, in Ireland from 2007 forward, in Sweden from 2006 forward and in the United States from 2008 forward. None of our tax returns are currently subject to examination.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. During 2010, we did not incur any interest on tax payments. There was no accrued interest or accrued penalties on tax payments at either January 1, 2011 or December 31, 2011.

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

Ireland

        Since 2006, the enacted Irish tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses carry forward at December 31, 2011 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and offset net taxable income and loss within our Irish tax group of companies within a given tax year. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets at December 31, 2011.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Beginning with the tax year ending December 31, 2006, we filed a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine until the date the shares of AeroTurbine were sold (October 7, 2011). The blended federal and state tax rate applicable to our consolidated U.S. group is 37.6% for the year ended December 31, 2011. Due to the existence of tax losses, which expire over time, no current tax expense arose in the U.S. in 2011. Based on projected taxable profits in our U.S. subsidiaries, we expect to recover the full value of our U.S. tax assets and have not recognized a valuation allowance against such assets at December 31, 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

Sweden

        The Swedish entity has significant losses carry forward at December 31, 2011, which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish current tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance at December 31, 2011.

17. Share capital

        From the date of our acquisition of AerCap B.V. to just prior to our initial public offering, we were a Netherlands limited partnership under the name of AerCap Holdings C.V. with $370,000 of partnership capital held by four limited partners and one general partner, all located in Luxemburg. In anticipation of our public offering, AerCap Holdings N.V. was formed with 45,000 ordinary shares held by the same Luxemburg entities. AerCap Holdings N.V. issued one additional share to acquire all of the assets and liabilities of AerCap Holdings C.V. in a common control transaction after which, AerCap Holdings C.V. was put in liquidation. On November 10, 2006, we effected a 1,738.6 for one share split resulting in total ordinary shares issued and outstanding of 78,236,957 and reduced the par value of each ordinary share from €1.00 to €0.01. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, we have retroactively reflected our capital structure during the period when our group was owned by AerCap Holdings C.V. (limited partnership) as if it were owned by AerCap Holdings N.V. based on 78,236,957 ordinary shares outstanding.

        On November 27, 2006, we sold 6,800,000 ordinary shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686. On November 27, 2006, we completed the initial public offering of 26,100,000 (including the above mentioned 6,800,000 ordinary shares) of our ordinary shares on The New York Stock Exchange and on August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares on The New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34,348,858. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha. As part of this transaction our outstanding ordinary shares increased by 29,846,611. On August 5, 2011 and September 19, 2011, we announced that AerCap's Board of Directors approved a share repurchase program. On November 2, 2011 we completed the share repurchase program for 2011. In total we acquired 9,402,663 ordinary shares for a consideration of $100.0 million with an average share price of $10.64.

        As of December 31, 2011, our authorized share capital consists of 250,000,000 ordinary shares with a par value of €0.01. Our outstanding ordinary share capital as per December 31, 2011 included 149,232,426 ordinary shares of which 9,332,982 ordinary shares are held as treasury stock.

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

        We apply the provisions of ASC 718 in accounting for the Cerberus Funds Equity Grants. In addition to formal vesting restrictions, the terms of the Cerberus Funds Equity Grants contained provisions which allowed the Cerberus Funds to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Cerberus Fund Equity Grants signed a Share Agreement in connection with our initial public offering which gives each of them the right to exchange their Cerberus Fund shares or share options for our shares or options on our shares directly with the Cerberus Funds and which limited the repurchase right of the Cerberus Funds to the period prior to November 27, 2008. The exchange right was exercisable as of November 27, 2008 and is valid for a period of three years from that date, and was subsequently extended with two years until November 27, 2013. As of November 27, 2008, the participants are no longer restricted from selling their vested interests in our shares and the Cerberus Funds' rights to repurchase restricted shares or shares obtained through the exercise of options upon certain employment termination rights has lapsed. All share options granted under the Cerberus Funds Equity Plan are exercisable for a period of ten years from the date of issuance.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

        For options valued with a Black-Scholes option pricing model, we have used the following assumptions:

Volatility	38.25%–39.90%
Expected life	5.00–5.93 years
Risk-free interest rate	4.67%–4.72%
Dividend yield rate	0.00%

        Since our shares had not traded in the public market at the time of the valuations, we derived our volatility assumptions by comparison to peer group companies. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and which has a term equal to the expected life of the options. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention not to pay regular dividends in the foreseeable future. The differing assumptions used result from the differences in expected life among the different tranches of share options valued.

        A summary of activity during the years ended December 31, 2009, 2010 and 2011 for all issuances under the Cerberus Funds Equity Plan is set forth below. Because the number of shares and share options under the Cerberus Funds Equity Plan are shares and share options of the Cerberus Funds, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Cerberus Funds shares.

Number of Restricted Shares/Options
Beginning outstanding January 1, 2009	2,457,098
Forfeitures	(245,738)

Ending outstanding December 31, 2009	2,211,360

Beginning outstanding January 1, 2010	2,211,360
Exercises of Cerberus Funds shares/options for direct holdings of AerCap shares	(1,465,395)

Ending outstanding December 31, 2010	745,965

Beginning outstanding January 1, 2011	745,965
Forfeitures	—

Ending outstanding December 31, 2011	745,965

        There are no remaining share options which are still subject to future vesting criteria.

AerCap Holdings NV Equity Grants

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours ("NV Equity Plan"). The NV Equity Plan provides for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted share, restricted

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

share units and other share awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 Company's shares.

        The terms and conditions of NV Equity Grants, including vesting provisions for share options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each NV Equity Grant is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no share option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive share options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive share option is granted; and (c) incentive share options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive share options for the first time by an option holder during any calendar year is $100,000 or less, with any additional share options being treated as nonqualified share options. As of December 31, 2011, we have 2,012,254 share options outstanding under the NV Equity Plan which have been granted to certain of our current and—by now- former employees. In addition, as of December 31, 2011, we have 44,949 share options outstanding under the NV Equity Plan which have been granted to certain of our current and—by now- former Non-Executive Directors.

        Following is a summary of issuances to-date under the NV Equity Plan:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2009	2,887,500	NA
Forfeitures	(312,500)	NA

Options outstanding at December 31, 2009	2,575,000	NA

Options outstanding at January 1, 2010	2,575,000	NA
Forfeitures	(612,500)	NA
Options issued during year	321,041	22.54

Options outstanding at December 31, 2010	2,283,541	NA

Options outstanding at January 1, 2011	2,283,541	NA
Forfeitures	(150,000)	NA
Options exercised during year	(100,000)	2.95
Options issued during year	23,662	11.29

Options outstanding at December 31, 2011	2,057,203	NA

        The weighted average remaining contractual term of the 2.1 million options outstanding at December 31, 2011 is 6.1 years. The weighted average grant date fair value for options issued in 2008 is $1.52 per option. Total share-based compensation recognized for the above options was $3,563, $2,339

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

and $1,431 for the years ending December 31, 2009, 2010 and 2011, respectively. In light of the difficult economic environment prevailing at the end of 2008, the Nomination and Compensation Committee adjusted the performance criteria for the performance tranches relating to fiscal years 2009, 2010 and 2011. This change has been accounted for as a modification to the NV Equity Plan with respect to the performance-based options for those years and the weighted average fair values above for issuances which include the tranches subject to the modification include the fair values as of the date of modification. For both the original and modified award, vesting criteria were not probable of being met at the time of the modification, therefore in accordance with ASC 718, no additional expense was recognized as a result of the modification. As of December 31, 2011, we have completely recognized the share-based compensation expenses related to NV Equity Grants. There are no remaining share options which are still subject to future vesting criteria.

        The value of the options issued under the NV Equity Plan was calculated by a Black-Scholes option pricing model using the following assumptions:

Volatility	33.92%–38.42%
Expected life	5.33–6.53 years
Risk-free interest rate	1.89%–4.20%
Dividend yield rate	0.00%

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

        In addition to the share options, as of December 31, 2011 a total number of 1,760,000 AER restricted share units are outstanding under the NV Equity Plan which have been granted to certain of our employees. All restricted share units are subject to vesting conditions. 925,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2015. 435,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2015. 100,000 of these restricted share units will vest, subject to the vesting conditions, on February 28, 2015. 100,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2014. The remaining 200,000 share units will vest, subject to the vesting conditions, on May 31, 2013. Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to NV restricted share units of approximately $5.6 million during 2012, $5.2 million during 2013, $4.8 million during 2014 and $1.7 million in 2015.

19. Segment information

Reportable Segments

        Following the sale of AeroTurbine we manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Segment information (Continued)

commercial aircraft. The leasing, financing and sales of engines and parts ("Engine and parts") is included in this segment as this constitutes an insignificant part of our business after the sale of AeroTurbine.

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2009	2010	2011
Russia	6.9%	11.3%	10.3%
Germany	16.3%	12.0%	9.3%

        The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets in 2011 based on each airline's principal place of business for the years indicated:

2011
Russia	10.7%

        During the years ended December 31, 2009, 2010 and 2011, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

20. Selling, general and administrative expenses

        We had 345, 356 and 153 persons in employment as at December 31, 2009, 2010 and 2011, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2009	2010	2011
Personnel expenses(1)(3)	$40,684	$39,708	$52,262
Travel expenses	5,216	5,130	5,862
Professional services	12,217	13,752	13,159
Office expenses	3,368	4,067	3,943
Directors expenses	3,382	4,789	5,582
Aircraft management fee(2)	—	6,395	26,841
Mark-to-market on derivative instruments and foreign currency results	4,148	(1,651)	2,811
Other expenses	7,613	8,437	10,286

	$76,628	$80,627	$120,746

(1)
Includes share-based compensation of $2,986, $2,875 and $6,159 in the years ended December 31, 2009, 2010 and 2011, respectively.

(2)
Includes a one-off charge of $24,500 relating to the buy-out of the Genesis portfolio servicing rights in the year ended December 31, 2011.

(3)
Includes termination and severance payments of $5,151 in the year ended December 31, 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

21. Other expenses

        Our other expenses of $3.0 million in the year ended December 31, 2009, reflect an accrual for the costs incurred by the Company in connection with the proposed all share Amalgamation between AerCap Holdings N.V. and Genesis Lease Limited.

22. Asset impairment

        Asset impairment include the following expenses:

	2009	2010	2011
Flight equipment (Note 5)	$32,378	$11,764	$23,323
Discontinued operations	(13,741)	(3,532)	(8,902)
Intangible lease premium (Note 9)	196	2,673	1,173

	$18,833	$10,905	$15,594

        Our long-lived assets, include: flight equipment, inventory and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        We performed an impairment analysis of our long-lived assets during the year 2011 and as of December 31, 2011. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years.

        In the year ended December 31, 2011, we recognized an impairment of $15.6 million in income from continuing operations. The impairment recognized related to four older A320 aircraft and one Boeing 737 classic. We also recognized an impairment of $4.3 million relating to two engines and an intangible lease premium. The impairment on the intangible lease premium was triggered by renegotiated contracts.

        As of December 31, 2011 we owned 251 aircraft of which 23 were older than 15 years. The 23 aircraft had a net book value of $265.4 million which represented 3.4% of our total flight equipment held for operating lease. The undiscounted cash flows of the 23 aircraft older than 15 years were estimated at $305.8 million, which represents 33% excess above net carrying value. As of December 31, 2011 22 of the 23 aircraft passed the recoverability test. An impairment of $2.8 million was recognized for one aircraft. The aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 2% and 198%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

22. Asset impairment (Continued)

based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

        We have defined a threshold of 10% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The aggregated carrying value of nine aircraft that do not substantially exceed our 10% threshold on December 31, 2011 amounts to $104.8 million.

        There can be no assurance that the Company's estimates and assumptions regarding the economic environment, or the period or strength of recovery, made for purposes of the long-lived asset impairment tests will prove to be accurate predictions of the future. A deterioration in the global economic environment and a decrease of appraised values will have a negative effect on the undiscounted cash flow, which might then trigger impairment on some of the 23 aircraft which are older than 15 years or other aircraft in our portfolio.

23. Earnings per ordinary share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. As disclosed in Note 18, there are 3.8 million share options and restricted shares outstanding under the NV Equity Plan, however the diluted earnings per ordinary share is insignificant and therefore not different from the basic earnings per ordinary share. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Net income for the computation of basic and diluted earnings per share	$165,166	$207,573	$172,224
Weighted average ordinary shares outstanding	85,036,957	114,952,639	146,587,752

Basic and diluted earnings per ordinary share	$1.94	$1.81	$1.17

24. Related party transactions

        AerDragon ("AerDragon") consists of two joint venture companies Dragon Aviation Leasing Company Limited based in China and AerDragon Aviation Partners Limited based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

24. Related party transactions (Continued)

AerDragon a total of $0.8 million as a guarantee fee and for these management services during 2011. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effect of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees $4.6 million, $4.1 million and $3.3 million the years ended December 31, 2009, 2010 and 2011, respectively.

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

2012	$2,084
2013	1,199
2014	915
2015	923
2016	600
Thereafter	713

$6,434

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

        Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provision for this litigation because we do not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Commitments and contingencies (Continued)

Transbrasil litigation

        In the early 1990's, two AerCap-related companies (the "AerCap Lessors") leased an aircraft and two engines to Transbrasil S/A Linhas Areas ("Transbrasil"), a now defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation ("GECC") and certain of its affiliates ("GE affiliates" and collectively with GECC, the "GE Lessors"). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the "Notes") to the AerCap lessors and GE Lessors (collectively the "Lessors") in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

        Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil a statutory penalty equal to double the face amount of the Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of its bankruptcy. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court. In June 2010, the AerCap Lessors and the GE Lessors separately, filed special appeals before a federal appeals court in Brazil. These special appeals have since been admitted for hearing. AerCap's Brazilian counsel believes AerCap's special appeal is well-grounded and has a reasonable chance of success. In July 2011, Transbrasil sued for provisional enforcement of the 2010 Judgment and submitted its alleged calculation of the statutory penalty which, according to Transbrasil, amounted to approximately $210 million in the aggregate with interest and monetary adjustments. The 2010 Judgment did not determine if there was joint and several liability among the Lessors. AerCap contends that, based on its interest in the Notes, its proportionate share of any statutory penalty is approximately seven percent. AerCap filed a motion opposing provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil's calculations are incorrect and that it had failed to differentiate among the amounts owed by each defendant. These arguments, and the question of whether the AerCap Lessors have any liability to TransBrasil will be determined in other proceedings. Transbrasil also initiated proceedings to determine the amount for which each of the Lessors is allegedly liable as a result of the Transbrasil bankruptcy. The court appointed an expert to determine this amount and the AerCap Lessors appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that the AerCap Lessors are not liable for any damages as a result of Transbrasil's bankruptcy because, among other reasons, it was not the AerCap Lessors, but GECC alone, who brought the involuntary bankruptcy action against Transbrasil.

        Our management, based on the facts and the advice of external legal counsel, has determined that is not necessary to make any provision for this litigation because we do not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

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

        The following table summarizes our financial assets and liabilities as of December 31, 2011 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	December 31, 2011	Level 1	Level 2	Level 3
Cash and cash equivalents	$411,081	$411,081	$—	$—
Restricted cash	237,325	237,325	—	—
Derivative assets	21,050	—	21,050	—
Derivative liabilities	(27,159)	—	(27,159)	—

	$642,297	$648,406	$(6,109)	$—

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

        We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company's assumptions as to future cash proceeds from leasing and selling aircraft. In the year ended December 31, 2011, we recognized an impairment of $15.6 million. The impairment recognized related to four older A320 aircraft and one Boeing 737 classic. We also recognized an impairment of $4.3 million relating to two engines and an intangible lease premium.

        Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, notes receivable, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

        The carrying amounts and fair values of our most significant financial instruments at December 31, 2010 and 2011 are as follows:

	December 31, 2010		December 31, 2011
	Book value	Fair value	Book value	Fair value
Assets
Restricted cash	$222,464	$222,464	$237,325	$237,325
Derivative assets	55,211	55,211	21,050	21,050
Cash and cash equivalents	404,450	404,450	411,081	411,081

	$682,125	$682,125	$669,456	$669,456

Liabilities
Debt	$6,566,163	$6,177,381	$6,111,165	$5,710,399
Derivative liabilities	55,769	55,769	27,159	27,159

	$6,621,932	$6,233,150	$6,138,324	$5,737,558

27. Recent Accounting Pronouncements

ASU 2011-04

        In May 2011, the FASB issued ASU 2011-04 ("ASU 2011-04"), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on our consolidated financial statements.

ASU 2011-05

        In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05 ("ASU 2011-05"), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. It also requires the presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

27. Recent Accounting Pronouncements (Continued)

income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 will not have a material impact on our consolidated financial statements.

28. Subsequent events

        In 2012, we took delivery of additional four American Airlines aircraft of the remaining 31 aircraft. As of March 23, 2012, eight of the 35 aircraft have been financed under the Skyfunding facility.

        In 2012, we terminated the leases of three A320 aircraft and one A321 aircraft with one of our lessees, Kingfisher Airlines.

        In 2012, we have been assigned an investment grade corporate credit rating of BBB- with a stable outlook by Standard and Poor's Ratings Services.