Form 20-F
period 2012-12-31
AerCap Holdings N.V.
filed 2013-03-13
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
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
 6.375% Senior Unsecured Notes due 2017

         Indicate the number of outstanding shares of each of the issuer's classes of capital or ordinary stock as of the close of the period covered by the annual report.

Ordinary Shares, Euro 0.01 par value	113,363,535

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

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

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This annual report includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions "Item 3. Key Information—Risks Related to our Business", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

  •
  the availability of capital to us and to our customers and changes in interest rates;

  •
  the ability of our lessees and potential lessees to make operating lease payments to us;

  •
  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

  •
  decreases in the overall demand for commercial aircraft leasing and aircraft management services;

  •
  the economic condition of the global airline and cargo industry;

  •
  competitive pressures within the industry;

  •
  the negotiation of aircraft management services contracts;

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

  •
  the risks set forth in "Item 3. Key Information—Risk Factors" included in this annual report.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20.0 million additional ordinary shares on the New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis (the "Genesis Transaction") was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (the "Waha Transaction"). As part of this transaction our outstanding ordinary shares increased by 29.8 million. On October 7, 2011, we closed on the sale of AeroTurbine to International Lease Finance Corp ("ILFC"). On November 14, 2012 we sold our equity interest in Aircraft Lease Securitisation Limited ("ALS") to a subsidiary of Guggenheim Partners, LLC ("Guggenheim"). During 2011 and 2012 we repurchased 35.9 million of our ordinary shares in the market under our share repurchase programs. These shares have all been cancelled. As of December 31, 2012, we had 113.4 million shares issued and outstanding.

Selected financial data.

        The following table presents AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with US GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects". The financial information presented as of December 31, 2011 and 2012 and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2008, 2009 and 2010 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report.

 Consolidated Balance Sheets Data:

	As of December 31,
	2008	2009	2010	2011	2012
	(US dollars in thousands)
Assets
Cash and cash equivalents	$193,563	$182,617	$404,450	$411,081	$520,401
Restricted cash	113,397	140,746	222,464	237,325	279,843
Flight equipment held for operating leases, net	3,989,629	5,230,437	8,061,260	7,895,874	7,261,899
Notes receivable	134,067	138,488	15,497	5,200	78,163
Prepayments on flight equipment	448,945	527,666	199,417	95,619	53,594
Other assets	531,225	549,547	697,519	462,533	387,518

Total assets	$5,410,826	$6,769,501	$9,600,607	$9,107,632	$8,581,418

Debt	3,790,487	4,846,664	6,566,163	6,111,165	5,803,499
Other liabilities	494,284	509,505	817,047	713,150	655,013

Total liabilities	4,284,771	5,356,169	7,383,210	6,824,315	6,458,512
AerCap Holdings N.V. shareholders' equity	1,109,037	1,258,009	2,211,350	2,277,236	2,122,038
Non-controlling interest	17,018	155,323	6,047	6,081	868

Total equity	1,126,055	1,413,332	2,217,397	2,283,317	2,122,906

Total liabilities and equity	$5,410,826	$6,769,501	$9,600,607	$9,107,632	$8,581,418

 Consolidated Income Statement Data:

	Year ended December 31,
	2008(1)(2)	2009(1)(2)	2010(1)(2)(4)	2011	2012
	(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$541,455	$581,134	$902,320	$1,050,536	$997,147
Net gain (loss) on sale of assets	77,107	40,243	36,204	9,284	(46,421)
Management fee revenue	11,749	12,964	12,975	19,059	17,311
Interest revenue	18,018	9,459	3,913	2,761	2,471
Other revenue	4,113	3,692	3,866	12,283	2,012

Total revenues	652,442	647,492	959,278	1,093,923	972,520
Expenses
Depreciation	154,130	194,161	307,706	361,210	357,347
Asset impairment	5,282	18,833	10,905	15,594	12,625
Interest on debt	208,914	86,193	233,985	292486	286,019
Other expenses	59,843	68,067	67,829	73,836	78,241
Selling, general and administrative expenses(3)	85,630	76,628	80,627	120,746	83,409

Total expenses	513,799	443,882	701,052	863,872	817,641

Income from continuing operations before income taxes and income of investments accounted for under the equity method	138,643	203,610	258,226	230,051	154,879
Provision for income taxes	833	(953)	(22,194)	(15,460)	(8,067)
Net income of investments accounted for under the equity method	—	983	3,713	10,904	11,630

Net income from continuing operations	139,476	203,640	239,745	225,495	158,442
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	1,447	2,731	(3,199)	(52,745)	—
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	—	274	—	—

Net Income	$140,923	$206,371	$236,820	$172,750	$158,442
Net loss (income) attributable to non-controlling interest, net of tax	10,883	(41,205)	(29,247)	(526)	5,213
Net income attributable to AerCap Holdings N.V.	$151,806	$165,166	$207,573	$172,224	$163,655

Total earnings per share, basic and diluted	$1.79	$1.94	$1.81	$1.17	$1.24
Earnings (loss) per share from discontinued operations, basic and diluted	$0.02	$0.03	$(0.03)	$(0.36)	—

Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted	$1.77	$1.91	$1.84	$1.53	$1.24
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957	114,952,639	146,587,752	131,492,057

(1)
As a result of the sale of AeroTurbine and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine have been reclassified to discontinued operations.

(2)
Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

(3)
Includes share based compensation of $6.6 million ($5.8 million, net of tax), $3.0 million ($2.6 million, net of tax), $2.9 million ($2.5 million, net of tax), $6.2 million ($5.4 million, net of tax) and $7.1 million ($6.3 million, net of tax) in the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.

(4)
Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010.

RISK FACTORS

Risks Related to Our Business

We require significant capital to fund our obligations under our forward purchase commitments.

        As of December 31, 2012, we had 45 new aircraft on order, which included five A330 purchase and leaseback aircraft, six A320 aircraft (including two aircraft under a purchase and leaseback arrangement that had been cancelled as of the date of this report), 34 Boeing 737 aircraft (including 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft. In order to meet our commitments under our forward purchase contracts, and to maintain an adequate level of unrestricted cash we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new equity or equity-linked securities. If we issue new equity or equity-linked securities, the percentage ownership of our then current shareholders would be diluted. Any newly issued equity or equity-linked securities may have rights, preferences or privileges senior to those of our ordinary shares.

Our business model depends on the continual re-leasing of our aircraft when current leases expire and the leasing of new aircraft on order, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Between December 31, 2012 and December 31, 2015, aircraft leases accounting for 24.8% of our lease revenues for the year ended December 31, 2012, are scheduled to expire and the aircraft subject to those leases that we do not sell prior to lease termination will need to be re-leased or the current leases will need to be extended. In 2012, we generated $83.7 million of revenues from leases that are scheduled to expire in 2013, $69.8 million of revenues from leases that are scheduled to expire in 2014 and $93.5 million of revenues from leases that are scheduled to expire in 2015. Our ability to re-lease our existing aircraft or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire. If we are unable to re-lease an existing aircraft or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2012, we generated the primary portion of our revenue from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

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

In 2012, we incurred significant costs resulting from lease defaults.

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

        During 2012, five of our lessees, leasing nine of our aircraft, defaulted. The total cost of these defaults in terms of lost revenue during off-lease periods, impairments and related technical costs totaled $43.6 million during 2012. As a result of the current economic environment, the highly competitive nature of the airline industry and increasing fuel prices, additional lessees might default on their lease obligations or file for bankruptcy in the future. If we are required to repossess an aircraft they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft.

The business of leasing, financing and selling aircraft has historically experienced prolonged periods of oversupply during which lease rates and aircraft values, relating particularly to older and less fuel efficient aircraft, have declined, and any future oversupply could materially and adversely affect our financial results.

        In the past, the business of leasing, financing and selling aircraft has experienced prolonged periods of equipment shortages and oversupply. Over recent years the business of leasing, financing and selling aircraft has moved from a market that had been characterized by relative shortage to one of oversupply for certain older, less fuel-efficient aircraft. The oversupply of a specific type of aircraft typically depresses the lease rates for, and the value of, that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

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

        Over the last three years, we have experienced a slowdown in demand for our older less fuel-efficient aircraft, such as our older Boeing 737-300s, -400s and -500s (737 classics), Boeing 747-400 Freighters, other older Boeing aircraft and older Airbus A320s. As of December 31, 2012, 1.9% of our owned fleet, by book value, consists of nine older, less fuel-efficient aircraft in excess of 15 years of age. This slow-down in demand has put downward pressure on lease rates for these aircraft and made it more difficult for us to lease these aircraft when their leases expire or are terminated. If this slow-down continues, we expect further decreases in lease rates for older less fuel-efficient aircraft. These decreases would adversely affect our financial results.

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

  •
  decrease in the credit-worthiness of our lessees;

  •
  compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

  •
  comparative value based on newly manufactured competitive aircraft; and

  •
  the availability of spare parts.

        Any decrease in the value and lease rates of aircraft which may result from the above factors or other factors not mentioned above, may have a material adverse effect on our financial results.

The recent changes in demand and supply of aircraft could depress lease rates and the value of our aircraft portfolio.

        During the recent global recession, the airline industry substantially curtailed capacity. As traffic demand recovered from late 2009, the continued capacity control resulted in a substantial recovery in financial performance of the airline industry. Because year on year growth rates are diminishing after the initial recovery while aircraft manufacturers are gradually increasing production rates the risk of renewed overcapacity in the market is increasing. The potential for deteriorating financial performance of the airline industry as a result of capacity growth exceeding traffic demand growth could result in lower demand for our aircraft. As a result values and lease rates for our aircraft might be negatively impacted.

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

We were required to write-down the value of some of our assets during 2010, 2011 and 2012 and if economic conditions worsen again or further worsen, we may be required to make additional write-downs.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. We performed an impairment analysis of our long-lived assets during the year 2012 and as of December 31, 2012. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. The impairment analysis resulted in an impairment charge of $12.6 million in the year ended December 31, 2012. The impairment charge recognized related to four older A320 aircraft and one Boeing 737 classic. In the years ended December 31, 2010 and 2011, we recognized impairment charges of $10.9 million and $15.6 million, respectively.

        If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years. If so, it is possible that an impairment may be triggered for other long-lived assets in 2013 and that any such impairment amounts may be material. As of December 31, 2012, nine aircraft were older than 15 years of age, with a net book value of $134.1 million which represented 1.9% of our total flight equipment held for operating lease.

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

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. As of December 31, 2011 and December 31, 2012, we had $4.2 billion and $3.5 billion, respectively, of floating rate indebtedness outstanding. We incurred floating rate interest expense of $95.9 million in the year ended December 31, 2012. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to protect ourselves against interest rate increases on a portion of our floating-rate liabilities by entering into derivative contracts, such as interest rate caps and interest rate swaps. However, we remain exposed to changes in interest rates to the extent that our derivative contracts are not correlated to our financial liabilities (Please refer to pages 117 through 118 for details regarding our interest rate derivatives). In addition, we are exposed to the credit risk that the counter parties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2012, 13.3% of our basic lease revenue was attributable to leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected.

        As of December 31, 2012, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $31.1 million on an annualized basis, including the offsetting benefits of interest rate caps and swaps currently in effect, which would be partially offset by an increase in our interest revenue of approximately $4.0 million and lease revenue by approximately $9.0 million on an annualized basis. A decrease in interest rates would result in a saving in our interest expense, which would be partially offset by a reduction in the interest revenue and lease revenue.

Our level of indebtedness requires significant debt service payments.

        As of December 31, 2012, our consolidated indebtedness was $5.8 billion and represented 68% of our total assets as of that date and our interest expense (including the impact of hedging activities) was $286 million for the year ended December 31, 2012. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain levels of indebtedness. If market conditions worsen and precipitate further declines in aircraft and aviation related markets, our operations may not generate sufficient cash to service our debt which will have a material adverse impact on us. Our level of indebtedness:

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

        Due to the high concentration of Airbus A320 family and A330 aircraft in our aircraft portfolio, our financial results may be adversely affected if the demand for these aircraft models declines, if they are redesigned or replaced by their manufacturer or if these aircraft models experience design or technical problems. As of December 31, 2012, 73.5% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 10 aircraft types, the five highest concentrations of which together represented 95.9% of our aircraft by net book value. The four highest concentrations were Airbus A320 aircraft, representing 35.5% of the net book value of our aircraft portfolio, Airbus A330 aircraft, representing 25.4% of the net book value of our aircraft portfolio, Boeing 737 aircraft, representing 22.5% of the net book value of our aircraft portfolio, and Airbus A319 aircraft, representing 8.7% of the net book value of our aircraft portfolio. No other aircraft type represented more than 5% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, as of December 31, 2012, we had 45 new aircraft on order, which included five A330 purchase and leaseback aircraft, six A320 aircraft (including two aircraft under a purchase and leaseback arrangement that had been cancelled as of the date of this report), and 34 Boeing 737 aircraft (including 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft, and had entered into sales contracts for four aircraft and executed a letter of intent to sell five aircraft.

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

        A significant number of our aircraft are leased to airlines in emerging market countries. As of December 31, 2012, we leased 49.6% of our aircraft, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated are Brazil, Bulgaria, Chile, China, Czech Republic, Ecuador, Egypt, El Salvador, Hungary, India, Indonesia, Jordan, Mexico, Pakistan, Philippines, Poland, Republic of Korea, Russia, Slovenia, Taiwan, Thailand,

Tunisia, Turkey, Ukraine, United Arab Emirates and Vietnam. We also may lease aircraft to airlines in other emerging market countries in the future.

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

        Lease rental revenues from lessees based in Europe accounted for 39% of our lease revenues in 2012. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees. While European passenger traffic growth in 2012 was relatively strong considering the European economic environment, the region did suffer several airline bankruptcies, including Spanair and Malev, during 2012. According to International Air Transport Association ("IATA"), airline passenger traffic in Europe grew by 5.1% and freight traffic contracted by 2.9% in 2012 compared to 2011. The substantial risk of another economic recession in Europe in 2013 could adversely impact the financial health of some European airlines including our lessees. A reduction in traffic growth in Europe could lower demand and lease rates and our ability to lease and release our aircraft in Europe.

        Lease rental revenues from lessees based in Asia/Pacific/Russia accounted for 36% of our lease revenues in 2012. In recent periods, Asia has been one of the highest growth areas for airline passenger traffic and freight traffic, which has resulted in strong demand for aircraft from the region. According to IATA, Asian/Pacific airline passenger traffic in 2012 increased by 6% compared to 2011. While overall passenger traffic in the Asia Pacific region continued to expand faster than the 5.3% growth rate recorded by IATA for world passenger traffic in 2012, some segments in the Asian Pacific market show significant weakness. For example cargo traffic and Indian domestic passenger traffic were particularly weak in 2012. Indian domestic passenger traffic contracted by 2.1% in 2012, in stark contrast to the 16.4% growth achieved in 2011. Kingfisher Airlines ceased operations in 2012 also drastically reducing capacity growth in the Indian domestic market, which was limited to 0.3% in 2012. However if downturn in air travel in India continues, while the remaining Indian airlines continue to rapidly expand, the financial health of Indian airlines could be adversely impacted, including that of our lessees. Many airlines in the Asia Pacific region generate a relatively large portion of their revenues from cargo traffic, which contracted by 5.5% in 2012 and 1.5% globally. As a result if the downturn in the air freight market persists, it could adversely impact individual airline financial performance, including that of our lessees and it could adversely impact cargo aircraft demand and lease rates and our ability to lease and release our freighter aircraft.

        Lease rental revenues from lessees based in North America, accounted for 14% of our lease revenues in 2012. According to IATA, passenger traffic increased by 1% compared to 2011 and freight traffic increased by 0.5% in 2012. The lack of growth in the North American market has been offset by capacity discipline among North American airlines, which increased by only 0.3% in 2012. However the order backlog for North American carriers has increased substantially in recent years, creating the potential for accelerated capacity growth. Continuing slow traffic growth in North America in combination with accelerated capacity growth in 2013 could adversely affect the financial health of some airlines in the region, including our lessees, which also would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Latin America accounted for 7% of our lease revenues in 2012. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Although Latin American airlines saw passenger traffic grow by 7.7% during 2012 according to IATA, the competitive environment and worsening economic conditions could still negatively impact the financial health of some Latin American airlines, including our lessees.

        Lease rental revenues from lessees based in Africa/Middle East accounted for 4% of our lease revenues in 2012. In recent years the airline industry in the Middle East experienced tremendous growth as a result of high oil prices, strong economic growth, significant investment in attracting tourism and gradual deregulation of the airline industry. The rapid traffic growth in the Middle East continued in 2012 with passenger traffic growing 12.6% year on year while cargo traffic increased by 14.7% according to IATA. Due to the region's substantial aircraft order backlog, continued high paced growth is required to prevent overcapacity. As such the scheduled capacity growth committed by airlines in this region through aircraft orders could have an adverse impact on the financial health of some Middle Eastern airlines, including our lessees.

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

        The aircraft leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services ("GECAS"), ILFC, CIT Aerospace, Aviation Capital Group, Air Lease Corporation, SMBC Aviation Capital, AWAS Aviation Capital Limited, FLY Leasing Limited, BOC Aviation and AirCastle Ltd.

        In addition, we may encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers;

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

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. As of December 31, 2012, 1.9% of our aircraft portfolio by net book value was older than 15 years. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

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

        New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, Sukhoi Company (JSC) in Russia and Aviation Industries in China could someday produce aircraft that compete with current offerings from Airbus, ATR, Boeing, Bombardier and Embraer. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Boeing and Airbus, and the new products could put downward price pressure on and decrease the marketability for aircraft from Boeing and Airbus. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft.

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

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results. As of December 31, 2012, less than 1% of our flight equipment held for operating leases, by net book value, related to engines.

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

  •
  poor customer support and/or reputational damage from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer's product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

  •
  reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

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

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2012, we generated revenue of $17.3 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results could be materially and adversely affected.

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

The global sovereign debt crisis could result in higher borrowing costs and more limited availability of credit, as well as impact the overall airline industry and the financial health of our lessees.

        On August 5, 2011, Standard & Poor's Ratings Group, Inc., or Standard & Poor's, lowered its long-term sovereign credit rating on the United States of America from AAA to AA+. While U.S. lawmakers reached an agreement to raise the federal debt ceiling on August 2, 2011, the downgrade reflected Standard & Poor's view that the fiscal consolidation plan within that agreement fell short of what would be necessary to stabilize the U.S. government's medium term debt dynamics. In addition, significant concerns regarding the sovereign debt of numerous other countries have developed and required some of these countries to seek emergency financing. Specifically, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, thus reducing the purchasing power of our European customers. Many of the structural issues facing the Eurozone remain and problems could resurface which could have significant adverse effects on our business, results of operations, financial condition and liquidity, particularly if they lead to sovereign debt default, significant bank failures or defaults and/or the exit of one or more countries from the European

Monetary Union (the "EMU"). However, financial market conditions could materially worsen if, for example, consecutive Eurozone countries were to default on their sovereign debt, significant bank failures or defaults in these countries were to occur, and/or one or more of the members of the Eurozone were to exit the EMU. Further, the effects of the Eurozone debt crisis could be even more significant if they lead to a partial or complete break-up of the EMU. The partial or full break-up of the EMU would be unprecedented and its impact highly uncertain. The exit of one or more countries from the EMU or the dissolution of the EMU could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and lead to complex and lengthy disputes and litigation.

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

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. The perception of a structural shortage in oil supplies resulted in the 2008 oil price boom, and saw fuel prices increase to historical highs before declining substantially as a result of the 2008-09 global recession, the subsequent political unrest in North Africa and the fear of political unrest spreading to the large oil exporting countries in the Middle East resulted in rising fuel prices thereafter. As a result the 2012 average jet fuel prices reached a new annual high according to IATA. The current high fuel price environment in combination with a potential disruption of global oil supply if political unrest spreads to any of the larger oil exporting countries in the Middle East, or due to escalation of political tensions between Iran and the U.S., the EU and Israel regarding the Iranian nuclear program could send oil prices substantially above their 2008 peak levels.

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

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq, the Israeli/Palestinian conflict, tension over the nuclear programs of Iran and North Korea, political instability in North Africa and the Middle East, and the dispute between Japan and China may lead to further instability in these regions. Future terrorist attacks, war or armed hostilities, or the fear of such events in the above or any other region, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

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

        Our larger shareholders include Waha Capital PJSC ("Waha") which owns 26.3% of our ordinary shares and Cerberus Capital Management, L.P. ("Cerberus"), which owns 7.3% of our ordinary shares. Waha and/or Cerberus may be able to significantly influence fundamental corporate matters and transactions, including the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

We are a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were incorporated under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this annual report are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the courts of The Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

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

        In August 2010, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft that proposes substantial changes to existing lease accounting. A revised Exposure Draft is anticipated in the second quarter of 2013.

        The Exposure Draft sets out new accounting standards for lessee accounting under which a lessee would recognize a "right-of-use" asset representing its right to use the underlying asset and a liability representing its obligation to pay lease rentals over the lease term. The Exposure Draft sets out two alternative accounting standards for lessors, a "performance obligation" approach and a "de-recognition approach". If a lessor retains exposure to significant risks and benefits associated with the underlying asset, then it would apply the performance obligation approach to the lease of the asset. If a lessor does not retain such an exposure, then it would adopt the de-recognition approach to the lease of the asset. The proposal does not contain an effective date for the proposed changes, and it is possible that an alternative approach may be developed. At present we are unable to assess the effects the adoption of the new lease standard will have on our financial statements. If adopted, we believe the presentation of our financial statements, and those of our lessees, will be materially impacted.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We cannot yet determine whether we will be classified as a PFIC for the 2013 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

        We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands, Sweden and the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

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

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% (a rate of 30% was applied up to December 5, 2012), and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2012, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. However, this conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly The Netherlands and Ireland). That in turn may depend on, among others, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.

        The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results.

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft leasing. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Arab Emirates, with a total of 159 employees, as of December 31, 2012.

        We operate our business on a global basis, providing aircraft to customers in every major geographical region. As of December 31, 2012, we owned 212 aircraft and seven engines, managed 80 aircraft, had 45 new aircraft on order, which included five A330 purchase and leaseback aircraft, six A320 aircraft (including two aircraft under a purchase and leaseback arrangement that had been cancelled as of the date of this report), and 34 Boeing 737 aircraft (including 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft, and had entered into sales contracts for four aircraft and executed a letter of intent to sell five aircraft. In addition, we have a 25% ownership in a joint venture that owned 17 aircraft as of December 31, 2012, which was not included in the above.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk of the residual value of the equipment at the end of the lease. As of December 31, 2012, our owned and managed aircraft were leased to 100 commercial airline and cargo operator customers in 50 countries and managed from our offices in The Netherlands, Ireland, the United States, Singapore, China and the United Arab Emirates.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. From January 1, 2010 to December 31, 2012, we executed over 380 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft portfolio. Between January 1, 2010 and December 31, 2012, our weighted average owned aircraft utilization rate was 98.4%. Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap or N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange. On August 6, 2007 we completed the secondary offering of 20.0 million additional of our ordinary shares on the New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha. As part of this transaction our outstanding ordinary shares increased by 29.8 million. During 2011 and 2012 we repurchased 35.9 million of our ordinary shares in the market under our share repurchase programs. These shares have all been cancelled. As of December 31, 2012, we had 113.4 million shares issued and outstanding.

        Our principal executive offices are located at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands, and our general telephone number is +31 20 655-9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680.

Our Business Strategy

  Manage the Profitability of our Aircraft Portfolio by selectively:

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

        Efficiently Manage our Liquidity.    As of December 31, 2012, we had access to $0.8 billion of committed undrawn credit facilities. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures, note issuance and export/import financings including European Export Credit Agencies ("ECA") guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows.

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

        Maintain a Diversified and Satisfied Customer Base.    We currently lease our owned and managed aircraft to 100 different airlines in 50 different countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach and quality product offering.

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

Aircraft Portfolio

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2012, we owned 212 aircraft and managed 80 aircraft. In addition, we have a 25% ownership in a joint venture that owned 17 aircraft as of December 31, 2012, which was not included in the above. The weighted average age of our 212 owned aircraft was 5.1 years as of December 31, 2012. We believe that we own one of the youngest aircraft fleets in the world. We operate our aircraft business on a global basis and as of December 31, 2012, 211 out of our 212 owned aircraft were on lease to 72 commercial airline and cargo operator customers in 41 countries. The aircraft off-lease as of December 31, 2012 was subject to a letter of intent as of December 31, 2012.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2012:

			Managed portfolio
	Owned portfolio				Number of aircraft under Purchase/sale contract or letter of intent
						Total owned, Managed and ordered aircraft
Aircraft type	Number of Aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order(1)
Airbus A300 Freighter	—	—	1	—	—	1
Airbus A319	24	8.7%	6	—	—	30
Airbus A320	88	35.5%	20	6	—	114
Airbus A320NEO	—	—	—	—	5	5
Airbus A321	8	3.9%	14	—	—	22
Airbus A330	24	25.4%	4	5	(3)	30
Boeing 737 Classics	2	0.2%	20	—	(4)	18
Boeing 737(NG)	54	22.3%	7	34	(1)	94
Boeing 747 Freighter	2	0.9%	—	—	—	2
Boeing 757	—	—	2	—	—	2
Boeing 767	3	1.6%	3	—	(1)	5
Boeing 777	—	—	2	—	—	2
CRJ 705	—	—	1	—	—	1
CRJ 900	4	0.9%	—	—	—	4
MD 11 Freighter	1	0.3%	—	—	—	1
ERJ 170	2	0.3%	—	—	—	2

Total	212	100.0%	80	45	(4)	333

(1)
Includes 17 Boeing 737 aircraft to be delivered by American Airlines pursuant to the purchase and leaseback transaction for 35 aircraft entered into in 2011. On November 29, 2011, after delivery of four aircraft, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations under the purchase and leaseback contract, which was structured as a financial accommodation rather than an executory contract that could be assumed in bankruptcy, automatically terminated. On August 29, 2012, we signed an agreement with American Airlines for the firm delivery of 11 aircraft. As of December 31, 2012 five aircraft were delivered and six were to be delivered under this agreement. The remaining 11 unconfirmed aircraft as of December 31, 2012 are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines.

Aircraft on Order

        As of December 31, 2012, we had 45 new aircraft on order, which included five A330 purchase and leaseback aircraft, six A320 aircraft (including two aircraft under a purchase and leaseback arrangement that had been cancelled as of the date of this report), 34 Boeing 737 aircraft (including 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft.

        In 2011, we entered into a purchase and leaseback transaction with American Airlines for 35 Boeing 737-800 aircraft, of which 18 aircraft have been delivered as of December 31, 2012. On November 29, 2011, after delivery of four aircraft, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for 31 deliveries, as of then, under the purchase and leaseback contract automatically terminated. We agreed with American Airlines to continue funding new aircraft on an aircraft by aircraft basis under the previously agreed lease terms. On August 29, 2012, we signed an agreement with American Airlines for the firm delivery of 11 aircraft. As of December 31, 2012 five aircraft were delivered and six were to be delivered under this agreement. The remaining 11 unconfirmed aircraft as of December 31, 2012 are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines.

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

        As of December 31, 2012, we had $0.8 billion of committed undrawn credit facilities. The remaining A320 family aircraft are scheduled to deliver in 2013, and are expected to be financed in the AerFunding revolving credit facility or commercial bank facilities., Three of the remaining five A330 aircraft to be delivered as of December 31, 2012 are subject to sale agreements and we expect to finance the remaining two through commercial bank facilities. The remaining Boeing B737 aircraft are expected to be financed through the SkyFunding II facility (two aircraft) and commercial bank facilities.

Aircraft Subject to Sale Agreements and Letters of Intent

        As of December 31, 2012, we had entered into sale contracts to sell four new aircraft (including two which will be sold to a related party) and have an executed letter of intent to sell five aircraft. The following table provides information regarding the agreements and letter of intent in place and executed for the sale of nine aircraft as of December 31, 2012.

Aircraft type	Number of aircraft	Letter of Intent or Agreement	New/Used	Owned/Managed
Airbus A330-300	3	Sale agreement	New	Owned
Boeing 737-300	2	Letter of intent	Used	Managed
Boeing 737-400	2	Letter of intent	Used	Managed
Boeing 737-800	1	Sale agreement	New	Owned
Boeing 767-300ER	1	Letter of intent	Used	Managed

        Although we expect to be able to negotiate and agree on final documentation with respect aircraft subject to letters of intent, we may not be able to do so and therefore such transactions might not in fact occur.

Aircraft Acquisitions and Dispositions

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in three ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages, and by entering into large purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand and/or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify further attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

        Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and credit worthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. From January 1, 2010 to December 31, 2012, we purchased 88 aircraft and sold 119 aircraft, which included or related to the following significant historical transactions:

        In December 2005, we placed an order with Airbus for the forward purchase of 70 aircraft, including eight aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, we notified Airbus that we would not take delivery of the eight aircraft subject to reconfirmation rights. In 2009 four additional aircraft were added to the forward order. As of December 31, 2012, 50 aircraft had been delivered and 12 aircraft were sold. The remaining four A320 aircraft to be delivered as of December 31, 2012, are scheduled to be delivered in 2013.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009, two additional A330 aircraft were added to the forward order. As of December 31, 2012, all 32 aircraft had been delivered, 11 of which were subsequently sold.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        In 2011, we entered into a purchase and leaseback transaction with American Airlines for 35 Boeing 737-800 aircraft, of which 18 aircraft have been delivered as of December 31, 2012. On November 29, 2011, after delivery of four aircraft, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations for 31 deliveries, as of then, under the purchase and leaseback contract automatically terminated. On August 29, 2012, we signed an agreement with American Airlines for the firm delivery of 11 aircraft. As of December 31, 2012 five aircraft were delivered and six were to be delivered under this agreement. The remaining 11 unconfirmed aircraft as of December 31, 2012 are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines.

Aircraft Leases and Transactions

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

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed over 380 aircraft transactions between January 1, 2010 and December 31, 2012.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2010 and December 31, 2012, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2010	2011	2012	Total/ Average
New leases on new aircraft	6	14	27	47
New leases on used aircraft	18	16	19	53
Extensions of lease contracts	26	19	10	55
Average lease term for new leases (months)(1)	138.0	133.7	149.3	140.3
Average lease term for re-leases (months)(1)	61.6	80.8	61.9	68.1
Average lease term for lease extensions (months)(2)	35.5	30.5	35.2	33.7
Aircraft purchases	55	13	20	88
Aircraft sales	16	21	59	96
Average aircraft utilization rates(3)	98.3%	98.5%	98.5%	98.4%

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

	Managed Aircraft
Activity	2010	2011	2012	Total/ Average
New leases on new aircraft	—	—	—	—
New leases on used aircraft	2	1	1	4
Extensions of lease contracts	4	3	8	15
Average lease term for re-leases (months)(1)	32.0	20.0	72.0	41.3
Average lease term for lease extensions (months)(2)	33.8	27.0	27.3	29.4
Aircraft purchases	—	—	—	—
Aircraft sales	4	8	11	23

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

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to redeliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, there is normally an end of lease compensation adjustment for the difference at re delivery. As of December 31, 2012, 114 of our 212 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as income at the end of the prior lease.

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

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 82 aircraft under defaulted leases with 40 different lessees in 27 jurisdictions.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2012.

Lessee	Percentage of 2012 lease revenue
Aeroflot Russian Airlines	7.2%
TUI Aviation	5.4%
American Airlines	4.9%
Asiana Airlines	4.6%
Virgin Atlantic Airways	4.6%
Alitalia	3.4%
Air Berlin	3.0%
Air France	2.9%
Garuda	2.8%
TAP (Transporte Aéreos Portugueses)	2.6%
Sichuan Airlines	2.3%
VRG Linhas Aereas	2.2%
Wizz Air Ltd.	2.0%
Other(1)	52.1%

Total	100%

(1)
Consists of 90 individual lessees. No other lessee accounted for more than 2.0% of our lease revenue in 2012.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2012.

Country	Percentage of 2012 lease revenue
United States of America	12.1%
Russia	9.4%
Germany	9.0%
UK	8.6%
China	7.2%
Italy	4.7%
Korea	4.6%
France	3.1%
Indonesia	2.9%
Thailand	2.8%
Brazil	2.8%
Portugal	2.6%
Turkey	2.5%
India	2.3%
Hungary	2.0%
Other(1)	23.4%

Total	100%

(1)
No other country accounted for more than 2.0% of our lease revenue in 2012.

        As of December 31, 2012, leases representing approximately 24.4% of our lease revenues in 2012 were scheduled to expire before December 31, 2015. As of December 31, 2012, of our 212 owned aircraft, 211 aircraft were on lease and had a weighted average remaining lease period per aircraft of 82.8 months and one aircraft was off-lease. The aircraft off-lease was subject to a letter of intent as of December 31, 2012.

        The following table sets forth as of December 31, 2012 the number of leases that were scheduled to expire between December 31, 2012 and December 31, 2026 as a percentage of our 2012 lease revenue.

Year	Percentage of 2012 lease revenue(1)	Number of aircraft with leases expiring
2013	7.99%	18
2014	7.01%	21
2015	9.38%	31
2016	8.08%	21
2017	4.37%	11
2018	6.86%	21
2019	8.64%	15
2020	10.66%	20
2021	4.07%	9
2022	6.34%	15
2023	5.43%	7
2024	1.17%	4
2025	1.64%	4
2026	2.70%	14

Total	84.27%	211

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2012 (14.0%), revenue from the off-lease aircraft (0.4%),revenue from the leasing of engines (0.5%) and lease revenue from the aircraft subject to lease-in lease-out transactions (0.8%).

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2010	2011	2012
United States of America	8.4%	8.8%	12.1%
Russia	11.3%	10.3%	9.4%
Germany	12.0%	9.3%	9.0%

        The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets in 2012 based on each airline's principal place of business for the years indicated:

2012
United States of America	16.6%
Russia	11.4%

        During the years ended December 31, 2010, 2011 and 2012, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, and since 2006, we have raised in excess of $13.5 billion of new financings, including bank debt, governmental secured debt, securitization and debt capital markets.

  Revolving Credit Facilities.

        In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of a broad range of aircraft. In June 2011, we amended this credit facility to allow for an additional two year revolving period with a three year term-out period, extending the facility to June 2016, and amending the facility size to $775.0 million. The facility size was increased to $800.0 million in 2012. This facility provides us with large scale committed financing allowing us to rapidly execute aircraft portfolio purchases.

        In November 2012, we entered into a $285.0 million unsecured revolving credit facility for general corporate purposes. Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank and RBS Securities Inc. were joint lead arrangers of the transaction. This facility provides us with additional flexibility allowing us to rapidly capitalize on opportunities in the market.

  Securitizations.

        Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing.

        Since 1996, we have raised over $30 billion of funding in the global financial markets including over $11 billion of funds through initial issuances and refinancings in the aircraft securitization market.

  •
  In May 2007, we completed a $1.7 billion securitization of 70 aircraft subject to operating leases. This securitization was a refinancing of our 2005 securitization. In the refinancing, we added 28 aircraft to the structure; and

  •
  In June 2008, our consolidated subsidiary ALS II closed a $1 billion aircraft securitization. The securitization provides long-term non-recourse funding for 30 A320 family aircraft which are part of the 70 aircraft order placed by us.

  Export Credit Facilities.

        As of December 31, 2012, 13 A330 aircraft, 33 A320 family, two Boeing 737-800 aircraft and four CRJ aircraft have been financed in export credit facilities with banks and financial institutions, which contained the negotiated terms pursuant to which the European Export Credit Agencies (ECAs), the Export-Import Bank of the United States (U.S. Ex-Im Bank) and Export Development Canada (EDC) agreed to provide guarantees. From time to time, the ECA facilities have been amended to cover certain additional aircraft and an ECA capital markets transaction in relation to three A330 aircraft was completed.

  Transactions

        During 2010, we signed financing facilities in the amount of $1.6 billion, including the following:

  •
  fixed rate facilities for general corporate purposes with a total of $170.0 million;

  •
  long-term bank debt with banks and financial institutions for new and used aircraft with a total of $524.3 million;

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

        During 2011, we signed financing facilities in the amount of $1.5 billion, including the following:

  •
  long-term secured debt with banks to finance up to 12 Boeing 737-800 aircraft to be delivered to American Airlines with a total of $402.0 million;

  •
  amendment and extension of our Aerfunding revolving credit facility with a total of $775.0 million; and

  •
  other secured financings with a total of $360.0 million.

        During 2012, we signed financing facilities in the amount of $1.5 billion, including the following:

  •
  unsecured facilities, including a $300.0 million unsecured notes issuance and a $285.0 million unsecured revolving facility, with a total of $585.0 million;

  •
  additional ECA guaranteed facilities with a total of $246.0 million;

  •
  long-term secured debt with banks to finance up to six Boeing 737-800 aircraft to be delivered to American Airlines with a total of $192.0 million;

  •
  a pre-delivery payment facility in order to partially finance the pre-delivery payment amounts on ten of our Boeing 737-800 forward order with a total of $200.0 million; and

  •
  other secured financings with a total of $307.0 million.

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

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("CAS") and affiliates of Crédit Agricole Corporate and Investment Bank ("CA-CIB) establishing AerDragon ("AerDragon"). AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011 and to $140.0 million in January 2013. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture, and act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with airlines. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2012, we have not and do not plan to consolidate

AerDragon's financial results in our consolidated financial statements. AerDragon had 17 aircraft on lease to 7 airlines as of December 31, 2012.

        AerCap Partners I.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2012, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I.

        The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, or AerCap Partners 767, was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I's subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners Boeing 767. We consolidate AerCap Partners I's and AerCap Partners 767's financial results in our consolidated financial statements.

        Joint ventures with Waha.    In 2010, we entered into two joint ventures with Waha, with us owning 50% in AerLift Leasing Jet Ltd. ("AerLift Jet") and 40% in AerLift Leasing Ltd. ("AerLift"). AerLift Jet owned four CRJ aircraft, and AerLift owned nine aircraft as of December 31, 2012. We consolidate the financial results of AerLift Jet in our consolidated financial statements, and do not consolidate the financial results of AerLift in our consolidated financial statements.

        Other joint ventures.    In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of a joint venture. We consolidate the financial results of the remaining joint venture in our consolidated financial statements.

        We also own 43% of AerData, an integrated software solution provider for the aircraft leasing industry, which provides and manages our main corporate management system ("CMS"). AerData's impact to our financial results is not material.

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

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2012, we had aircraft management and administration and cash management service contracts with 13 parties covering over 241 aircraft, three of which accounted for 90% of our aircraft services revenue in 2012. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2012, were AerCap Ireland Ltd., Aircraft Lease Securitisation II Ltd., AerFunding I Ltd., SkyFunding Ltd., Genesis Funding Ltd., Streamline Aircraft Leasing Ltd. and AerCap Partners I Ltd., AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2010(1)	December 31, 2011	December 31, 2012
Amsterdam, The Netherlands	70	74	77
Shannon, Ireland	55	54	54
Fort Lauderdale, FL	17	15	17
Miami, FL(1)	126	—	—
Goodyear, AZ(1)	44	—	—
Other(1)(2)	44	10	11

Total	356	153	159

(1)
For the year ended December 31, 2010 these locations included employees of AeroTurbine which we acquired in 2006 and sold in October 2011.

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

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands, and through its special purpose subsidiaries, owns the economic interests in 17 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services, B.V. is located in Amsterdam, The Netherlands and had 47 employees as of December 31, 2012. AerCap Group Services B.V. does not own significant assets, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and holds our economic interests in Aircraft Lease Securitisation II Limited ("ALS II"), which owns 30 aircraft and in Genesis Funding Ltd ("GFL"), which owns 38 aircraft and it holds our 50% economic interests in AerCap Partners I (11 aircraft). In addition, AerCap Ireland Limited owns 73 aircraft and seven engines directly or through single aircraft owning special purpose entities and holds the economic interests in AerFunding (21 aircraft). AerCap

Ireland Limited is also the holder of our joint venture investment in AerDragon. AerCap Ireland Limited had 54 employees as of December 31, 2012.

        AerCap, Inc. is owned 100% by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had 17 employees as of December 31, 2012 and provides a range of services to other asset owning companies in the AerCap group of companies. AerCap, Inc. and its wholly owned subsidiaries are the lessees under three lease-in, lease-out transactions.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services ("GECAS"), ILFC, CIT Aerospace, Aviation Capital Group, Air Lease Corporation, SMBC Aviation Capital, AWAS Aviation Capital Limited, FLY Leasing Limited, BOC Aviation and AirCastle Ltd.

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

Facilities

        We lease a 37,000 square foot office facility in Amsterdam, The Netherlands. The lease runs through March 31, 2018. We lease our Shannon, Ireland facility under a 21-year lease (10,000 square feet) and a 19 year lease (6,000 square feet) which began March 28, 2008 and June 18, 2010 respectively and have options to terminate both leases in 2018 and in 2024.

        In addition to the above facilities, we also lease small offices in Fort Lauderdale (Florida), Shanghai (China), the United Arab Emirates and Singapore.

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

VASP Litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the "STJ") dismissed our then-pending appeal and on April 5, 2006 a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap's extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. However, our external legal counsel informed us that it would be normal practice to take such an opinion into consideration. There are no assurances though whether the

Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

        On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if VASP prevails on the issue of liability, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

        In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP's default under seven leases that were governed by English law. VASP was served with process in Brazil in October 2007 and in response filed an application challenging the jurisdiction of the English court, which we opposed. VASP also applied to the court to adjourn the hearing on its jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications.

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009 we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap's application and entered an order ratifying the English judgment. VASP appealed that order; however, the order is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

        On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP have appealed this ruling to the full panel of the STJ. Our counsel expect a ruling on these appeals in the course of this year. However, in the interim, there is uncertainty regarding (a) the legal representation of VASP and (b) the proper venue in which to bring AerCap's claim based on the English judgment. While VASP was in bankruptcy, its legal representative was the bankruptcy trustee. At present, however, the trustee has no legal capacity to represent VASP and it is unclear who does have such capacity. AerCap is presently awaiting a resolution of these issues. In the event the bankruptcy is reinstated, AerCap will have the right to file a claim in the bankruptcy proceeding seeking (a) damages and/or (b) an offset against any award VASP may win on its claims against AerCap. We cannot provide any assurance as to the outcome of this claim.

        In addition to its claim in the English courts, AerCap has also brought an action against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts have granted an order for service of process, VASP opposed service in Brazil, but the STJ ruled that service of process on VASP had been properly completed. However, the revocation of VASP's bankruptcy and the trustee's resulting loss of capacity to act for VASP have delayed AerCap's attempts to enforce its Irish claims.

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

        Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil a statutory penalty equal to double the face amount of the Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court. In June 2010, the AerCap Lessors and the GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals have since been admitted for hearing. AerCap's Brazilian attorneys believe AerCap's special appeal is well-grounded and has a reasonable chance of success.

        In July 2011, Transbrasil sued for provisional enforcement of the 2010 Judgment and submitted its alleged calculation of the statutory penalty, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants have opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil's calculations are greatly exaggerated. These arguments, and the defendants' appeals on the merits of the case, will be determined on appeal.

        Transbrasil has also initiated proceedings to determine the amount of damages that it allegedly suffered due to the defendants' attempts to collect on the Notes. The court has appointed an expert to determine the amount of such damages and the AerCap Lessors have appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants' attempts to collect on the Notes.

        In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the "New York Action"), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with (a) their attempts to enforce the Notes and (b) the defense of Transbrasil's lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

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

Overview

        Net income attributable to AerCap Holdings N.V. for the full year 2012 was $163.7 million. Adjusted net income was $258.0 million, compared to $303.1 million in 2011. Adjusted net income excludes non-cash charges relating to the mark-to-market of interest rate caps and share based compensation, a one-time charge relating to the buy-out of the Genesis portfolio servicing rights, a loss from discontinued operations, non-recurring charges to interest expense from the early repayment of secured loans and the loss on sale of the ALS portfolio. Please refer to page 71 for the reconciliation of adjusted net income (and adjusted earnings per share) to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2012 and 2011. Total basic and fully diluted earnings per share for the full year 2012 were $1.24. Adjusted earnings per share were $1.96. The average number of outstanding shares was 131.5 million for the year ended December 31, 2012. Net interest margin, or net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps, was $684.2 million for full year 2012.

Major Developments in 2012

  •
  On May 22, 2012, we closed an offering of $300 million aggregate principal amount of 6.375% senior unsecured notes, which will mature on May 30, 2017 and are guaranteed by AerCap Holdings N.V. Part of the proceeds of these notes were used to repay $170 million of outstanding indebtedness;

  •
  On June 5, 2012, we initiated a new share repurchase program which was subsequently amended to include $320 million of shares. The repurchase program was completed in December 2012, resulting in total repurchases of 26.5 million shares which were subsequently cancelled;

  •
  On June 10, 2012, we purchased 5,000,000 of our ordinary shares from Fern S.a.r.l., an indirect subsidiary of Cerberus, which is an affiliate of AerCap. The aggregate price of the shares was $55.9 million. On August 20, 2012, we purchased 10,000,000 of our ordinary shares from Fern S.a.r.l.,. The aggregate price of the shares was $120.0 million. Additionally, on December 6, 2012, we purchased 5,040,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $64.1 million. These repurchases were done under the $320 million share repurchase program, and were undertaken on an arms-length basis at fair market value overseen by the management and disinterested directors;

  •
  On November 1, 2012, we signed a new $160 million credit facility with a ten year term for five Boeing 737-800 aircraft, which will be leased to American Airlines as part of the previously-announced transaction with American Airlines for the purchase and leaseback of new Boeing 737-800 aircraft;

  •
  On November 12, 2012, we closed a $285 million senior unsecured revolving credit facility with Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank and RBS Securities Inc., who acted as joint lead arrangers for a syndicate of nine banks. The credit facility has a three year term, and will be used for general corporate purposes;

  •
  On November 14, 2012, we completed an agreement with a subsidiary of Guggenheim Partners, LLC, under which we sold our equity interest in Aircraft Lease Securitisation Limited ("ALS"), a portfolio of 50 aircraft, by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. The sale of our ALS securitization portfolio reduces the average age of our portfolio to 5.1 years, and assuming the aircraft portfolio performs as expected, would result in cash generation of approximately $380 million which consists of the initial purchase price received plus forecasted servicing fees and forecasted contingent asset receipts, offset partially by transaction expenses and forecasted coupon payments.

  •
  On December 14, 2012, we signed a $200 million facility with DBS Bank Ltd. of Singapore, to finance the pre-delivery payments for ten new Boeing 737-800 aircraft.

Liquidity and Access to Capital

        Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2012, we had 45 new aircraft on order, which included five A330 purchase and leaseback aircraft, six A320 aircraft (including two aircraft under a purchase and leaseback arrangement that had been cancelled as of the date of this report), 34 Boeing 737 aircraft (including 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft. As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

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

Non Cash Charge for Share based Compensation

        The non cash charge for share based compensation, net of tax, was $6.3 million for the full year 2012. The charge relates to restricted shares and share options in AerCap Holdings N.V. which are held by members of our senior management and independent directors. The charge did not reduce our net equity.

Non Cash Charge for Mark-to-market of Interest Rate Caps

        The non cash charge for mark-to-market of interest rate caps, net of tax and non-controlling interest, was $12.5 million for the full year 2012. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under US GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Aviation Assets

        We acquired $1.1 billion of aviation assets including 20 aircraft in 2012. Total assets were $8.6 billion as of December 31, 2012. Total assets decreased 6% during 2012 which was driven primarily by the sale of the ALS portfolio. As of December 31, 2012, we owned 212 aircraft and seven engines, managed 80 aircraft, had 45 new aircraft on order, which included five A330 purchase and leaseback aircraft, six A320 aircraft (including two aircraft under a purchase and leaseback arrangement that had been cancelled as of the date of this report), and 34 Boeing 737 aircraft (including 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft, and had entered into sales contracts for four aircraft and executed a letter of intent to sell five aircraft. In addition, we have a 25% ownership in a joint venture that owned 17 aircraft as of December 31, 2012, which was not included in the above.

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

Factors Affecting the Comparability of Our Results

Genesis Transaction

        On March 25, 2010, the all-share acquisition of Genesis was completed. The Genesis aircraft portfolio consisted of 54 aircraft, of which three were subsequently sold. As of December 31, 2012, 51 of those aircraft were in operation on lease to 31 airlines located in 21 countries. The Genesis portfolio includes 45 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100, A321-231 and A320-200), two Boeing 747-400 cargo aircraft, two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER). As of June 30, 2011, AerCap, through its Irish subsidiary, AerCap Ireland Limited, replaced GECAS as servicer to the aircraft portfolio acquired through the Genesis acquisition. This includes most services related to leasing the fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. We acquired Genesis to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis' expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders.

        The Genesis Transaction is fully reflected in all AerCap Holdings N.V. 2010 consolidated financial statements except for the first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) and cash flow statement. The amalgamation gain of $274 (net of transaction expenses) is reflected in one line item in the income statement and the impact of the Genesis Transaction on the cash flow statement was also reflected in a one line item (purchase of subsidiaries, net of cash acquired).

        The amalgamation gain resulted from the difference between the consideration paid and the fair value of net assets acquired as of March 25, 2010. The consideration for Genesis consisted of a fixed number of shares (one for one), which was agreed upon on September 17, 2009. The trading price of our shares and Genesis' shares was $8.81 and $8.45, respectively, on September 17, 2009. Due to the market conditions, both AerCap's and Genesis' share prices were trading significantly below the book value of the shares. Subsequently, the consideration paid was determined by the trading price of our shares on the closing date of the transaction (March 25, 2010), multiplied by the agreed upon fixed number of shares. On March 25, 2010, the trading price of our shares was $10.83, which remained lower than the book value of our shares. This share price multiplied by the fixed number of shares, resulted in a consideration paid of $372.3 million, which was less than the fair market value of the net assets acquired of $403.4 million.

Waha Transaction

        On November 11, 2010, we completed a transaction with Waha. As part of this transaction, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in AerLift and a 50% interest in AerLift Jet. As of December 31, 2010, AerVenture is wholly owned subsidiary of AerCap.

AeroTurbine Transaction

        On August 2, 2011, we entered into an agreement with International Lease Finance Corporation ("ILFC") for the sale of our wholly-owned subsidiary AeroTurbine, Inc. The AeroTurbine transaction was completed on October 7, 2011. The purchase price for all of the outstanding shares of AeroTurbine was $228.0 million. As a result of the sale we recognized a loss from discontinued operations of $52.8 million in the year ended December 31, 2011. The loss consisted of: (1) $22.5 million of bank fees, legal fees and contractual incentive payments to AeroTurbine management, (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer; and (3) a $21.6 million book loss. The sale resulted in a $119.9 million increase of our cash position, net of incentive payments and net of AeroTurbine's cash held at the transaction date. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. As a result of the agreement with ILFC and based on ASC 205-20, which governs financial statements for discontinued operations, for all periods presented, we have reclassified the results of AeroTurbine into discontinued operations in Consolidated Income Statements.

ALS Transaction

        On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim Partners, LLC ("Guggenheim") for the sale of our equity interest in Aircraft Lease Securitisation Limited ("ALS") by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. In addition, we obtained financing (the "ALS Coupon Liability") in return for which we received a contingent asset (the "ALS Note Receivable") with the substance of a structured note as described below. The repayments of the ALS Coupon Liability are equal to an 8% coupon of the purchase price annually until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, are fully repaid. The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro-rata basis up to a cap which will be equal to the total ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership is transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of the ALS portfolio, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale.

        The transaction resulted in a loss, net of tax, of $54.6 million, which is recorded in the net gain (loss) on sale of assets in the income statement. The loss includes a loss on book value, transaction expenses and a net loss due to the difference in present values of the ALS Coupon Liability and the ALS Note Receivable that were obtained as part of the transaction. The ALS Coupon Liability of $97.1 million is recorded as debt in our Consolidated Balance Sheets at fair value, using a discount rate of 5.5%. The corresponding ALS Note Receivable of $67.3 million, the contingent asset which is in substance a structured note, is recorded as a note receivable in our Consolidated Balance Sheets at fair value, using a discount rate of 6.8%. The subsequent measurement of both the ALS Coupon Liability and the ALS Note Receivable will follow the method of amortized cost based on retrospective effective interest rate.

Critical Accounting Policies Applicable to Us

        Our Operating and Financial Review and Prospects is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Lease Revenue Recognition

        We lease flight equipment principally under operating leases and report rental income on a straight-line basis over the life of the lease as it is earned. Our lease contracts normally include default covenants, and the effect of a default by a lessee is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position one would have been had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments under ASC 840-10-25-1. Virtually all of our lease contracts require payment in advance. Rents collected in advance of when they are earned are recorded as deferred revenue on our balance sheet and recorded as lease revenue as they are earned. Provisions for doubtful notes and accounts receivables are recorded in the income statement when rentals become past-due and the rentals exceed security deposits held, except where it is anticipated that the lease will end in repossession and then provisions are made regardless of the level of security deposits. Our management monitors the status of customers and the collectability of their receivables based on factors such as the customer's credit worthiness, payment performance, financial condition and requests for modifications of lease terms and conditions. Customers for whom collectability is not reasonably assured are placed on non-accrual status and revenue is recorded on a cash basis. When our management deems the collectability to be reasonably assured, based on the above factors, the customer is removed from non-accrual status and revenue is recognized on an accrual basis. As described below, revenue from supplemental maintenance rent is recognized when we no longer expect to reimburse maintenance rent to lessees.

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

Impairments

        In accordance with ASC 360, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. We normally evaluate these events and circumstances on an annual basis. However, given current market conditions the evaluation is performed on a quarterly basis. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. We have defined a threshold of 10% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The aggregated carrying value of the 10 aircraft that did not substantially exceed our 10% threshold on December 31, 2012 amounted to $240.7 million, and their aggregated net book value was $247.3 million, which represented 3.1% of our total flight equipment held for operating lease.

        As of December 31, 2012, we owned 212 aircraft of which nine were older than 15 years. The nine aircraft had a net book value of $134.1 million which represented 1.9% of our total flight equipment held for operating lease and a carrying value $119.1 million. The undiscounted cash flows of the nine aircraft older than 15 years were estimated at $151.3 million, which represents 12.9% excess above net book value. As of December 31, 2012, all nine aircraft passed the recoverability test, including one aircraft that was impaired after the lease was terminated following a lessee default during the year. The nine aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 89%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

        In the year ended December 31, 2012, we recognized an impairment charge of $12.6 million in income from continuing operations. The impairment charge recognized related to four older A320 aircraft and one Boeing 737 classic, four of which are older than 15 years of age as of December 31, 2012.

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

Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. Consolidated entities include certain joint ventures such as our AerCap Partners joint ventures, our aircraft lease securitization vehicles, and our AerFunding financing vehicle, but exclude AerDragon and AerLift Leasing, the 40% joint venture with Waha. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether we have the power to control, the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

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

Lease Revenue.

        Nearly all of our aircraft lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In the year ended December 31, 2012, 13.3% of our basic aircraft lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

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

        We operate our business on a global basis and as of December 31, 2012, 211 out of our 212 owned aircraft and each of our seven owned engines were on lease to 74 customers in 42 countries, with no lessee accounting for more than 10% of lease revenue for the year ended December 31, 2012. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Europe	38%	38%	39%
Asia/Pacific/Russia	37%	39%	36%
North America/Caribbean	14%	12%	14%
Latin America	6%	6%	7%
Africa/Middle East	5%	5%	4%

Total	100%	100%	100%

Net Gain (Loss) on Sale of Assets.

        Our net gain (loss) on sale of assets is generated from the sale of our aircraft, engines, and inventory. The net gain (loss) on sale we achieve on the sale of our aircraft, engines and inventory is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply/demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain (loss) on sale of assets is comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain (loss) on sales of assets recorded in one fiscal quarter or other reporting period may not be comparable to net gain (loss) on sales of assets in other periods.

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

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and the leases on the remaining three aircraft as of December 31, 2012 expire in 2013. As described in Note 15 to our consolidated financial statements included in this annual report, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. This amount is amortized monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

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

Selling, General and Administrative Expenses.

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries, benefits, charges for share based compensation, severance compensation, professional and advisory costs and office and travel expenses as summarized in Note 21 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and our taxable income. Our effective tax rate has varied significantly year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and taxable income.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

	Year ended December 31, 2011	Year ended December 31, 2012
	(US dollars in millions)
Revenues
Lease revenue	$1,050.5	$997.2
Net gain on sale of assets	9.3	(46.4)
Management fee revenue	19.1	17.3
Interest revenue	2.7	2.4
Other revenue	12.3	2.0

Total revenues	1,093.9	972.5
Expenses
Depreciation	361.2	357.4
Asset Impairment	15.6	12.6
Interest on debt	292.5	286.0
Other operating expenses	73.8	78.2
Selling, general and administrative expenses	120.8	83.4

Total expenses	863.9	817.6
Income from continuing operations before income taxes and income of investments accounted for under the equity method	230.0	154.9
Provision for income taxes	(15.4)	(8.1)
Net income of investments accounted for under the equity method	10.9	11.6

Net income from continuing operations	225.5	158.4
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	(52.8)	—

Net income	172.7	158.4
Net loss (income) attributable to non-controlling interest, net of taxes	(0.5)	5.3

Net income attributable to AerCap Holdings N.V.	$172.2	$163.7

        Revenues.    Our total revenues decreased by $121.4 million, or 11.1%, to $972.5 million in the year ended December 31, 2012 from $1,093.9 million in the year ended December 31, 2011. The principal categories of our revenue and their variances were:

	Year ended December 31, 2011	Year ended December 31, 2012	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue
Basic rents	$951.3	$931.9	$(19.4)	(2.0)%
Maintenance rents and end of lease compensation	99.2	65.3	(33.9)	(34.2)%
Net gain (loss) on sale of assets	9.3	(46.4)	(55.7)	(599.0)%
Management fee revenue	19.1	17.3	(1.8)	(9.4)%
Interest revenue	2.7	2.4	(0.3)	(11.1)%
Other revenue	12.3	2.0	(10.3)	(83.7)%

Total	$1,093.9	$972.5	(121.4)	(11.1)%

        Basic rents decreased by $19.4 million, or 2.0%, to $931.9 million in the year ended December 31, 2012 from $951.3 million in the year ended December 31, 2011. The decrease in basic rents was attributable primarily to:

  •
  a decrease in basic rents of $13.0 million in the year ended December 31, 2012 compared to the year ended December 31, 2011 as a result of the off-lease time following the defaults of five of our lessees (Airblue, Kingfisher, World Airways, Fly Aruba, Windjet and Hello) which occurred in the year ended December 31, 2012 and late 2011;

  •
  a decrease in basic rents of $6.0 million in the year ended December 31, 2012 compared to the year ended December 31, 2011 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft; and

  •
  the sale of 80 aircraft between January 1, 2011 and December 31, 2012 with an aggregate net book value of $1.7 billion at the date of sale (including 50 aircraft sold as part of the ALS Transaction) which was partially offset by the acquisition, during such period, of 33 aircraft for lease with an aggregate net book value of $2.0 billion at the date of acquisition. The change in our aircraft portfolio (including those sold as part of the ALS Transaction) resulted in a $0.4 million decrease in basic rents in the year ended December 31, 2012 as compared to the year ended December 31, 2011.

        Maintenance rents and other receipts decreased by $33.9 million, or 34.2%, to $65.3 million in the year ended December 31, 2012 from $99.2 million in the year ended December 31, 2011. The decrease was primarily attributable to:

  •
  a decrease of $10.6 million in maintenance revenue and other receipts from airline defaults in the year ended December 31, 2012 compared to the year ended December 31, 2011; and

  •
  a decrease of $32.6 million in maintenance revenue related to restructurings in the year ended December 31, 2012 compared to the year ended December 31, 2011.

  offset by

  •
  an increase of $9.3 million in regular maintenance rents in the year ended December 31, 2012 compared to the year ended December 31, 2011.

        Net gain (loss) on sale of assets decreased by $55.7 million, or 599.0%, to a $46.4 million loss in the year ended December 31, 2012 from a $9.3 million gain in the year ended December 31, 2011. Net loss on sale of assets of $46.4 million in the year ended December 31, 2012 included a $59.9 million pretax loss as a result of the ALS Transaction. In the year ended December 31, 2012, we sold 35 A320 aircraft, four A330 aircraft, 14 Boeing 737 aircraft and six other aircraft, whereas in the year ended December 31, 2011, we sold three A320, one A330 , six Boeing 737 aircraft, three Boeing 757 aircraft, five MD80 aircraft, and three A330 aircraft through the sale of a 50% interest in a joint venture.

        Management fee revenue decreased by $1.8 million, or 9.4%, to $17.3 million in the year ended December 31, 2012 from $19.1 million in the year ended December 31, 2011. The decrease was mainly attributable to the decrease in managed aircraft from 42 aircraft as of December 31, 2011 to 30 aircraft as of December 31, 2012 (excluding the 50 ALS aircraft that started generating management fee revenue from November 2012, as a result of the ALS Transaction).

        Interest revenue decreased by $0.3 million, or 11.1%, to $2.4 million in the year ended December 31, 2012 from $2.7 million in the year ended December 31, 2011.

        Other revenue decreased by $10.3 million, or 83.7%, to $2.0 million in the year ended December 31, 2012 from $12.3 million in the year ended December 31, 2011. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees, guarantee fees and one-time payments. The decrease in 2012 was due primarily to a large one-time payment (income) of $8.2 million in 2011.

        Depreciation.    Depreciation decreased by $3.8 million, or 1.1%, to $357.4 million in the year ended December 31, 2012 from $361.2 million in the year ended December 31, 2011. The decrease was primarily attributable to a $9.7 million decrease in depreciation as a result of purchases and sales of aircraft between January 1, 2011 and December 31, 2012 which was partially offset by a $5.9 million increase in the year ended December 31, 2012 as a result of our changed estimates of useful lives and residual values of certain older aircraft.

        Asset impairment.    In the year ended December 31, 2012, we recognized an aggregated impairment charge of $12.6 million, whereas in the year ended December 31, 2011, we recognized an aggregated impairment charge of $15.6 million. The impairment charge recognized in the year ended December 31, 2012, related to four older A320 aircraft, which were repossessed, and one older Boeing 737 aircraft. Upon the lease terminations, the four repossessed A320 aircraft released $12.0 million of maintenance reserves. The impairment charge recognized in the year ended December 31, 2011, related to four older A320 aircraft, one older Boeing 737 aircraft, two engines and an intangible lease premium.

        Interest on Debt.    Our interest on debt decreased by $6.5 million, or 2.2%, to $286.0 million in the year ended December 31, 2012 from $292.5 million in the year ended December 31, 2011. The majority of the decrease in interest on debt was caused by:

  •
  a $44.9 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $14.4 million charge in the year ended December 31, 2012 from a $59.3 million charge in the year ended December 31, 2011;

  •
  a decrease in average outstanding debt balance to $6.1 billion in the year ended December 31, 2012 from $6.3 billion in the year ended December 31, 2011, resulting in a $7.3 million decrease in our interest on debt; and

  •
  a decrease of $4.5 million in the amortization of debt issuance expenses to $25.8 million in the year ended December 31, 2012 from $30.2 million in the year ended December 31, 2011.

  partially offset by

  •
  non-recurring charges from the early repayment of secured loans of $23.9 million with the proceeds of our unsecured notes offering in the year ended December 31, 2012; and

  •
  an increase in our average cost of debt, excluding the effect of mark-to-market movements and the non-recurring charges from the early repayment of secured loans, to 4.1% in the year ended December 31, 2012 from 3.7% in the year ended December 31, 2011. The increase in our average cost of debt, which is primarily the result of the increased use of fixed rate interest debt, resulted in a $26.3 million increase in our interest on debt.

        Other Operating Expenses.    Our other operating expenses increased by $4.4 million, or 6.0%, to $78.2 million in the year ended December 31, 2012 from $73.8 million in the year ended December 31, 2011. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$12.1	$6.1	$(6.0)	(49.6)%
Leasing expenses	58.4	72.1	13.7	23.5%
Provision for doubtful notes and accounts receivable	3.3	—	(3.3)	100.0%

Total	$73.8	$78.2	$4.4	6.0%

        Our operating lease-in costs decreased by $6.0 million, or 49.6%, to $6.1 million in the year ended December 31, 2012 from $12.1 million in the year ended December 31, 2011. The decrease is primarily due to the expiration of one of our lease-in, lease-out transactions.

        Our leasing expenses increased by $13.7 million, or 23.5%, to $72.1 million in the year ended December 31, 2012 from $58.4 million in the year ended December 31, 2011. The increase is primarily due to an increase of $10.5 million in expenses relating to airline defaults and restructurings. We recognized expenses of $41.2 million relating to airline defaults and restructurings in the year ended December 31, 2012, which related to defaults and restructurings that occurred in 2011 and 2012. In the year ended December 31, 2011, we recognized expenses of $30.7 million relating to airline defaults and restructurings. Other leasing expenses increased by $3.2 million in the year ended December 31, 2012 as compared to the year ended December 31, 2011.

        In the year ended December 31, 2012 none of our leases had defaults that significantly affected the provision for doubtful accounts. In the year ended December 31, 2011 the provision for doubtful accounts was $3.3 million which was caused by the default of two of our lessees.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses decreased by $37.4 million, or 31.0%, to $83.4 million in the year ended December 31, 2012 from $120.8 million in the year ended December 31, 2011. The decrease was primarily caused by a $24.5 million one-off charge relating to the buy-out of the Genesis portfolio servicing rights in the year ended December 31, 2011, a $5.7 million decrease in the mark-to-market of foreign currency hedges, foreign currency cash balances and other derivatives and a $4.5 million decrease in termination and severance payments.

        Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.    For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method decreased by $75.1 million, or 32.7%, to $154.9 million in the year ended December 31, 2012 from $230.0 million in the year ended December 31, 2011.

        Provision for Income Taxes.    Our provision for income taxes decreased by $7.4 million to a charge of $8.1 million in the year ended December 31, 2012. Our effective tax rate was 5.2% for the year ended December 31, 2012 and was 6.7% for the year ended December 31, 2011. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

        Net income of Investments Accounted for Under the Equity Method.    Our net income of investments accounted for under the equity method increased by $0.7 million, or 6.4% to $11.6 million in the year ended December 31, 2012 from $10.9 million in the year ended December 31, 2011.

        Net Income From Continuing Operations.    For the reasons explained above, our net income from continuing operations decreased by $67.1 million, or 29.8%, to $158.4 million in the year ended December 31, 2012 from $225.5 million in the year ended December 31, 2011.

        Income (Loss) from Discontinued Operations.    In the year ended December 31, 2011 we recognized a loss of $52.8 million from discontinued operations as a result of the sale of AeroTurbine.

        Net Income.    For the reasons explained above, our net income decreased by $14.3 million, or 8.3%, to $158.4 million in the year ended December 31, 2012 from $172.7 million in the year ended December 31, 2011.

        Non-controlling interest, net of tax.    Net loss attributable to non-controlling interest, net of tax was $5.2 million in the year ended December 31, 2012 compared to net income attributable to non-controlling interest, net of tax of $0.5 million in the year ended December 31, 2011. The net loss attributable to non-controlling interest, net of tax of $5.2 million in year ended December 31, 2012, was caused, amongst other things, by the higher leasing expenses and loss on sale of two Boeing 757 aircraft by our consolidated 50% joint venture AerCap Partners I.

        Net Income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $8.5 million, or 4.9%, to $163.7 million in the year ended December 31, 2012 from $172.2 million in the year ended December 31, 2011.

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

        Net gain on sale of assets decreased by $26.9 million, or 74.3%, to $9.3 million in the year ended December 31, 2011 from $36.2 million in the year ended December 31, 2010. The decrease in net gain on sale of assets is mainly a result of the age of the aircraft sold. Net gain on sale of assets in the year ended December 31, 2011 was generated from the sale of 18 older aircraft and three A330s through the sale of a 50% interest in a joint venture. In the year ended December 31, 2011, we sold three A320 aircraft, one A330 aircraft, six Boeing 737 aircraft, three Boeing 757 aircraft and five MD80 aircraft, whereas in the year ended December 31, 2010, we sold eight A320 aircraft, four A330 aircraft, two Boeing 757 aircraft and one Boeing 767 aircraft.

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

  •
  an increase in average outstanding debt balance to $6.3 billion in the year ended December 31, 2011 from $6.1 billion in the year ended December 31, 2010, resulting in a $6.8 million increase in our interest on debt; and

  •
  an increase in our average cost of debt to 3.6% in the year ended December 31, 2011 from 3.3% in the year ended December 31, 2010. The increase in our average cost of debt is primarily the result of an increase in our fixed rate debt. This resulted in an $18.9 million increase in our interest on debt.

        Other Operating Expenses.    Our other operating expenses increased by $5.9 million, or 8.7%, to $73.8 million in the year ended December 31, 2011 from $67.9 million in the year ended December 31, 2010. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease-in costs	$12.3	$12.1	(0.2)	(1.6)%
Leasing expenses	55.6	58.4	2.8	5.0%
Provision for doubtful notes and accounts receivable	—	3.3	3.3	—

Total	$67.9	$73.8	5.9	8.7%

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

	Year ended December 31,
	2010	2011	Tax rate
Tax jurisdiction
The Netherlands	$(82,943)	$(33,149)	25.0%
Ireland	147,291	91,973	12.5%
United States of America	(7,676)	5,204	37.6%
Sweden	26	3,384	18.7%
Isle of Man	124,878	130,284	0.0%
Income arising from non taxable items (permanent differences)	76,650	32,355	0.0%

	258,226	230,051

Non-recoverable losses Netherlands (valuation allowance)	$109,600	$38,644

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

        Net Income.    For the reasons explained above, our net income decreased by $64.1 million, or 27.1%, to $172.7 million in the year ended December 31, 2011 from $236.8 million in the year ended December 31, 2010.

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

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2011 and 2012. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Therefore, the following table and analysis should be read in conjunction with the Liquidity and Access to Capital section.

	2011	2012
	(US dollars in millions)
Net cash flow provided by operating activities	$622.2	$644.4
Net cash flow used in investing activities	(568.5)	(358.0)
Net cash flow used in financing activities	(53.2)	(175.3)

        Cash Flows Provided by Operating Activities.    Our cash flows provided by operating activities increased by $22.2 million, or 3.6%, to $644.4 million for the year ended December 31, 2012 from $622.2 million for the year ended December 31, 2011 primarily due to a charge of $24.5 million relating to the buy-out of the Genesis portfolio servicing rights in the year ended December 31, 2011 and the timing of payments of certain operating expenses in both years.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities decreased by $210.5 million, or 37.0%, to $358.0 million for the year ended December 31, 2012 from $568.5 million for the year ended December 31, 2011. The decreased use of cash was primarily due to the proceeds from the sales of the ALS portfolio and other aircraft, partially offset by a $119.9 million decrease in the proceeds from the sale of subsidiaries (AeroTurbine).

        Cash Flows Used in Financing Activities.    Our cash flows used in financing activities increased by $122.1 million, or 229.5%, to $175.3 million of cash flow used in financing activities for the year ended December 31, 2012 from $53.2 million of cash flow used in financing activities for the year ended December 31, 2011. This increase in cash flows used in financing activities was due primarily to the $220.1 million increased use of cash for share repurchases, which was partially offset by an increase of $50.5 million in new financing proceeds, net of repayments and debt issuance costs, and an increase of $47.5 million of net receipts of maintenance and security deposits.

        Material Unused Sources of Liquidity.    Our cash balance as of December 31, 2012 was $800.2 million, including restricted cash of $279.8 million. Our unused lines of credit as of December 31, 2012 were $0.8 billion and primarily consisted of AerFunding revolving credit facility of $262.0 million, an unsecured revolving credit facility of $285 million, a $64 million facility for the funding of Boeing 737 aircraft to be delivered to American Airlines and a $200.3 million Boeing 737-800 pre-delivery-payment facility to finance the pre-delivery payments to Boeing for the aircraft delivering in 2015. Except for the unsecured revolving credit facility, all other facilities can only be used to finance the acquisition of pre-delivery payments of aircraft.

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

        Likewise, for Dutch tax purposes, we do not have to accrue and pay any taxes as a result of repatriation of earning from any of our foreign subsidiaries to The Netherlands. As of December 31, 2012, $175.2 million out of $520.4 million of cash and short-term investments were held by our foreign subsidiaries. Additionally, our legal restrictions in relation to dividend payments are described on pages 107 through 109 of this 20-F. There are no other legal or economic restrictions on the ability of our subsidiaries to transfer funds in the form of cash dividends, loans or advances.

Indebtedness

        As of December 31, 2012, our outstanding indebtedness totaled $5.8 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness as of December 31, 2012:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated Maturity
	(US dollars in thousands)
ECA-guaranteed financings	46 aircraft	1,675,387	1,675,387	—	2.47%	2024
ALS II debt	30 aircraft	572,270	572,270	—	2.06%	2038
Senior unsecured notes due 2017	—	300,000	300,000	—	6.38%	2017
AerFunding revolving credit facility	21 aircraft	800,000	538,024	261,976	3.11%	2016
Genesis securitization debt	38 aircraft	549,288	549,288	—	0.45%	2032
TUI portfolio acquisition facility	11 aircraft	188,393	188,393	—	1.79%	2015
SkyFunding I and II facilities	16 aircraft	571,475	507,475	64,000	3.83%	2022
Unsecured revolving credit facility	—	285,000	—	285,000	—	2015
B737-800 pre-delivery payment facility	—	200,340	—	200,340	—	2015
Subordinated debt joint ventures partners*	—	64,280	64,280		19.35%	2022
Other debt	50 aircraft and seven engines	1,443,264	1,408,382	34,882	3.37%	2023

Total		$6,649,697	$5,803,499	$846,198

*
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

        The weighted average interest rate in the table above is calculated based on the Libor rate as of December 31, 2012, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

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

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012:

Payments Due By Period as of December 31, 2012

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$892,822	$1,899,788	$1,984,356	$1,740,146	$6,517,112
Purchase obligations(2)	721,215	604,307	—	—	1,325,522
Operating leases(3)	1,248	3,733	3,118	385	8,484
Derivative obligations(1)	7,566	8,988	—	—	16,554

Total	$1,622,851	$2,516,816	$1,987,474	$1,740,531	$7,866,672

(1)
Includes estimated interest payments based on one-month LIBOR of 0.21% and three-month LIBOR of 0.31% as of December 31, 2012.

(2)
As of December 31, 2012, we expect to make capital expenditures related to 27 new aircraft on order, included five A330 aircraft, four A320 aircraft (excluding two aircraft under a purchase and leaseback arrangement that has been cancelled as of the date of this report) and 18 Boeing 737 aircraft (excluding 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order) in 2013 and thereafter.

(3)
Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

        The table below provides information as of December 31, 2012 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.21% and three-month LIBOR of 0.31% as of December 31, 2012, per facility type:

	Less than one year	One to three years	Three to five years	Thereafter	Total
	(US dollars in thousands)
Pre-delivery payment facilities(1)	$28,232	$—	$—	$—	$28,232
Debt facilities with non-scheduled amortization(2)	315,180	585,631	830,416	232,646	1,963,873
Other facilities	549,410	1,314,157	1,153,940	1,507,500	4,525,007

Total	$892,822	$1,899,788	$1,984,356	$1,740,146	$6,517,112

(1)
Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)
Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

        Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under aircraft purchase agreements with Airbus and Boeing. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
	2010	2011	2012
Capital expenditures	$1,939,874	$763,159	$1,038,657
Pre-delivery payments	140,094	47,077	35,016

        In 2010, our principal capital expenditures were for four A319, 18 A320, three A321 and nine A330 aircraft delivered under our forward order agreements and two A319, 14 A320, two Boeing 737-700, two Boeing 737-800 and one Boeing 757-200 aircraft purchased in portfolio or single aircraft transactions. In 2011, our principal capital expenditures were for two A320 and seven A330 aircraft delivered under our forward order agreements and four Boeing 737-800 aircraft delivered under the purchase and leaseback transaction with American Airlines. In 2012, our principal capital expenditures were for one A320 and five A330 aircraft delivered under our forward order agreements and 14 Boeing 737-800 aircraft delivered under the purchase and leaseback transaction with American Airlines.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2012.

	2013	2014	2015	Thereafter
	(US dollars in thousands)
Capital expenditures	$623,554	$164,957	$283,146	$—
Pre-delivery payments	97,661	130,170	26,034	—

Total	$721,215	$295,127	$309,180	$—

        As of December 31, 2012, we expected to make capital expenditures related to 27 new aircraft on order, including five A330 aircraft, four A320 aircraft (excluding two aircraft under a purchase and leaseback arrangement that has been cancelled as of the date of this report) and 18 Boeing 737 aircraft (excluding 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order) in 2013 and thereafter.

Off-Balance Sheet Arrangements

        As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases as described in Note 15 to our consolidated financial statements included herein. As of December 31, 2012, we were obligated to make sublease payments under three aircraft operating leases of aircraft with lease expiration dates in January 2013. We lease these three aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. Note 15 of our consolidated financial statements included in this annual report includes more information on this arrangement, including a table of future lease obligations.

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

        As discussed above, we have also entered into two joint ventures, AerDragon and the Waha 40% joint venture, that do not qualify for consolidated accounting treatment. The assets and liabilities of these two joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Management's use of "net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation"

        The following is a definition of a non-GAAP measure used in this report on Form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Adjusted net income.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. For 2011, adjusted net income also excludes a one-time charge relating to the buy-out of the Genesis portfolio servicing rights and excludes a loss from discontinued operations. For 2012, adjusted net income also excludes the non-recurring charges to interest expense from the early repayment of secured loans and the net loss on sale of the ALS portfolio.

        The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2011 and 2012:

	Year ended December 31, 2011	Year ended December 31, 2012
	(US dollars in millions)
Net income attributable to AerCap Holdings N.V.	$172.2	$163.7
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	51.3	12.5
Non-cash charges related to share-based compensation, net of tax	5.4	6.3

Net income attributable to AerCap Holdings N.V. excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$228.9	$182.5
Plus: Loss on discontinued operations (AeroTurbine)	52.8	—
Buy-out of Genesis portfolio servicing rights	21.4	—
Non-recurring charges to interest expense from the early repayment of secured loans	—	20.9
Net loss on sale of the ALS portfolio	—	54.6

Adjusted net income	$303.1	$258.0

        Adjusted earnings per share are determined by dividing the amount of adjusted net income by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Management's use of "net interest margin or net spread"

        Net interest margin or net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The following is a reconciliation of net spread to basic rents for the year ended December 31, 2011 and 2012:

	Year ended December 31, 2011	Year ended December 31, 2012
	(US dollars in millions)
Basic rents	$951.3	$931.9
Interest on debt(a)	292.5	286.0
Plus: mark-to-market of interest rate caps	(59.3)	(14.4)
Plus: Non-recurring charges to interest expense from the early repayment of secured loans	—	(23.9)

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from the early repayment of secured loans	233.2	247.7
Net spread	$718.1	$684.2

(a)
Interest on debt for the year ended December 31, 2012, includes $51 million of amortization of debt issuance cost.

Recent Accounting Pronouncements

        In December 2011, the FASB issued ASU 2011-11 ("ASU 2011-11"), Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities in U.S. GAAP and IFRSs, to improve the comparability of financial statements prepared in accordance with U.S. GAAP and IFRS. Entities are required to disclose both gross information and net information about both (1) instruments and transactions eligible for offset in the statement of financial position in accordance with either Section 210-20-45 or Section 815-10-45 or (2) instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013 and should be applied retrospectively. The adoption of ASU 2011-11 will not have a material impact on our consolidated financial statements.

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

        In November 2008, the export credit facility was further amended to cover one additional aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that period. No additional new aircraft are expected to be financed in this 2003 facility.

        As of December 31, 2012, we had 18 aircraft financed under this facility and $381.1 million of loans outstanding.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$381,085	Three-month LIBOR plus 0.32%
Purchase accounting fair value adjustments	(1,395)

Total:	$379,690

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

ECA-guaranteed financings—Airbus A330 and A320 family aircraft

        General.    In December 2008, we entered into a $1.4 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA.

        From time to time since 2008, the export credit facility has been further amended to cover certain additional Airbus A330 and A320 family aircraft and an ECA capital markets transaction in relation to three A330 aircraft. The maximum size of the facility was increased to $1.6 billion. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. No additional new aircraft are expected to be financed in this 2008 facility.

        As of December 31, 2012, seven A330 aircraft and 10 A320 family under this 2008 facility have been delivered from the manufacturer. We had $722.5 million of loans outstanding under this facility as of December 31, 2012.

        In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2012, five A320 family aircraft under this facility have been delivered from the manufacturer and financed in this facility. We had $147.9 million of loans outstanding under this facility as of December 31, 2012. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding B.V became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. No additional new aircraft are expected to be financed in this 2009 facility.We had $148.0 million of loans outstanding under the 2009 ECA A320 facilities as of December 31, 2012.

        In June 2010 and September 2010, we completed the refinancing of three A330-300 aircraft that were previously financed under our 2008 facility to an ECA capital markets transaction. We had $185.2 million of loans outstanding under the ECA capital markets facilities as of December 31, 2012.

        During 2012, we entered into three additional separate ECA facility agreements in order to finance three A330-300 aircraft which delivered during the year pursuant to a purchase and lease-back transaction with one airline. These facilities carry similar commercial terms to the 2008 facility agreement. We had $240.0 million of loans outstanding under this facility as of December 31, 2012.

        Interest Rate.    Set forth below are the interest rates for the first and subsequent export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

		Amount outstanding December 31, 2012	Interest rate
		(US dollars in thousands)
2008 A330 & A320 Facility	Floating rate tranches	$63,910	Three-month LIBOR plus 1.47%
	Fixed rate tranches	658,596	3.20%
2009 A320 Facility	Floating rate tranches	58,531	Three-month LIBOR plus 1.11%
	Fixed rate tranches	89,466	4.23%
ECA A330 Capital Market Facilities	Fixed rate tranches	185,176	3.60%
2012 Facilities	Fixed rate tranches	240,017	2.29%

Total:		$1,295,696

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

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under these export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. A change of control occurs under our December 2008 export credit facility if:

  (i)
  AerCap Holdings N.V.'s shares cease to be listed on the New York Stock Exchange unless, at the time our shares cease to be listed on the New York Stock Exchange, at least 66.66% of our issued shares and voting rights are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc; or

  (ii)
  AerCap Holdings N.V. ceases to own and control 100% of the shares in AerCap A330 Holdings B.V., AerCap B.V. or AerCap Ireland Limited.

        An additional covenant related to the 2008 facility is as follows:

  (i)
  AerCap A330 Holdings B.V. ceases to own and control at least 51% of the shares in AerCap A330 Holdings Limited.

        Additional covenants related to the 2009 AerVenture facility are as follows:

  (i)
  AerCap Holdings N.V. ceases to own and control 100% of the shares in AerCap AerVenture Holding B.V; or

  (ii)
  AerCap AerVenture Holding B.V. ceases to own and control at least 50% of the shares in AerVenture; or

  (iii)
  AerVenture ceases to own and control (directly or indirectly) 100% of the export lessees.

        As of December 31, 2012, we had financed 46 aircraft under ECA-guaranteed financings. The net book value of aircraft pledged to the ECA lenders was $2.2 billion at December 31, 2012.

ALS II debt

        General.    On June 26, 2008, we completed a securitization in which ALS II issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's ("S&P") and A1 by Moody's. The class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders committed to advance funds, subject to certain conditions, including that ALS II shall have acquired at least 15 aircraft, up to an aggregate amount of $1.0 billion in connection with the purchase of 30 A320 family aircraft by ALS II. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders were used to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, all 30 of which have been delivered. The 30th aircraft was delivered in May 2010. The 30 aircraft are among the aircraft delivered by Airbus to AerVenture between 2007 and 2011. During 2011, a portion of A-1 notes were exchanged for A-2 notes.

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

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Class A-1 Notes	$550,912	One-month LIBOR plus 1.85%
Class A-2 Notes	21,357	One-month LIBOR plus 1.85%

Total:	$572,269

        Maturity Date.    The final maturity date of the notes will be June 15, 2038.

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

        As of December 31, 2012 30 aircraft were financed in ALS II. The net book value of 30 aircraft pledged as collateral for the securitization debt was $1.0 billion as of December 31, 2012.

AerFunding revolving credit facility

        General.    AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets. On April 26, 2006, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC, Deutsche Bank Trust Company Americas and certain other financial institutions.

        On June 10, 2010, the facility was amended and the revolving loans under the AerFunding revolving credit facility, which are divided into two classes, were amended. The maximum advance limit on class A loans was amended to $705.5 million from $830.0 million and the maximum advance limit on class B loans was amended to $144.5 million from $170.0 million.

        On June 9, 2011, the facility was amended to allow for an additional two year revolving period to June 2013, and a three year term-out period to June 2016. The maximum facility size was amended to $775.0 million and the commitment and borrowings amended to a single class of loans. In addition to UBS Securities LLC, lenders to the transaction are Credit Suisse AG, Citibank N.A., Nomura Global Financial Products Inc. and Scotiabank Europe plc. In April, 2012, the facility size was increased to $800.0 million with an additional commitment provided by Everbank.

        As of December 31, 2012, we had $538.0 million of loans outstanding under the AerFunding revolving credit facility, relating to 21 aircraft. The net book value of aircraft pledged to lenders under the credit facility was $0.7 billion as of December 31, 2012.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.0% and 78.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, Boeing 777, Boeing 787 aircraft and A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders.

        All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire on June 9, 2013.

        Interest Rate.    Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

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

        Prepayment.    Advances under the AerFunding revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the AerFunding revolving credit facility are required:

  •
  upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the AerFunding revolving credit facility;

  •
  upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the AerFunding revolving credit facility from the proceeds of insurance claims; and

  •
  upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the AerFunding revolving credit facility.

        Maturity Date.    The maturity date of the AerFunding revolving credit facility is June 9, 2016.

        Cash Reserve.    AerFunding is required to maintain up to 6.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent that there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders.

        Collateral.    Borrowings under the AerFunding revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

        Certain Covenants.    The AerFunding revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the AerFunding revolving credit facility;

  •
  make investments, loans, guarantees or advances;

  •
  declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the Aerfunding revolving credit facility;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  change the business conducted by the borrowers and their respective subsidiaries;

  •
  make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the AerFunding revolving credit facility;

  •
  own, operate or lease assets financed with proceeds from the AerFunding revolving credit facility; and

  •
  enter into a securitization transaction involving assets financed with proceeds from the AerFunding revolving credit facility unless certain conditions are met.

Genesis securitization debt

        General.    On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 38 aircraft in the GFL portfolio as of December 31, 2012.

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

        The notes initially were rated Aaa and AAA by Moody's and S&P, respectively. This rating was based on FGIC's corporate rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently unrated by Moody's and S&P. As a result, Moody's and S&P have published stand-alone ratings of the G-1 notes of A3 and A-, respectively.

        Liquidity.    Credit Agricole provides a liquidity facility in the amount of $60.0 million, which may be drawn upon to pay expenses of GFL and its subsidiaries, senior hedge payments and interest on the notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-1 note:

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Class G1 Notes	$549,288	One-month LIBOR plus 0.24%

        Maturity Date.    The final maturity date of the notes is December 22, 2032.

        Payment Terms.    Interest on the notes is due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and continued until December 2011. Since December 19, 2011, all revenues collected during each monthly period are applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the servicer, the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

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

        As of December 31, 2012 38 aircraft were financed in the GFL securitization. The net book value of 38 aircraft pledged as collateral for the securitization debt was $0.8 billion as of December 31, 2012.

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

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners I, AerCap Partners I Limited, entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility was divided into two tranches, the first being used to finance the purchase of the 11 Boeing 737-800 aircraft and the second to finance the purchase of the other eight aircraft. During 2012, the second tranche was repaid. AerCap Partners I pay the lenders for the amounts drawn on the senior facility in monthly installments. The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche was refinanced prior to the maturity date on April 1, 2012.

        Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        As of December 31, 2012, the joint venture owned 11 Boeing 737-800 aircraft. Two Boeing 767-300ER aircraft that had been originally part of AerCap Partners I have been refinanced through AerCap Partners 767 Ltd, and six Boeing 757-200 aircraft have been sold. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2012 was $188.4 million, and the net book value of the 11 aircraft pledged to lenders under the credit facility was $0.3 billion as of December 31, 2012.

        Interest Rate.    Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month US dollar LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date.

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Senior Facility	$188,393	One-month LIBOR plus 1.58%

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

        Put Option.    If AerCap Partners I Limited is the owner of the aircraft on April 1, 2015 and amounts under the facility remain outstanding with respect to those aircraft on that maturity date of the senior facility (put option), Crédit Agricole can require AerCap Holdings N.V. (i) to purchase that aircraft, (ii) to purchase that aircraft and the shares of the relevant lessor of that aircraft or (iii) to purchase the beneficial interest that AerCap Partners I Limited has in that aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Maturity Date.    The maturity date of the remaining tranche of the senior facility is April 1, 2015.

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

SkyFunding I and SkyFunding II facilities

        General.    On October 24, 2011, SkyFunding Limited ("SkyFunding I"), a wholly owned subsidiary of AerCap Ireland Limited, entered into a $402.0 million credit facility, which was co-arranged by Crédit Agricole Corporate and Investment Bank, Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia, Landesbank Hessen-Thüringen Girozentrale and DVB Bank SE. Crédit Agricole Corporate and Investment Bank acted as co-ordinating bank and senior agent.

        On September 28, 2012, SkyFunding II Limited, a wholly owned indirect subsidiary of AerCap Ireland Limited, entered into a $128.0 million credit facility, which was co-arranged by Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia and DVB Bank SE. DVB Bank SE acted as coordinating bank and Crédit Agricole Corporate and Investment Bank acted as senior agent.

        The SkyFunding II facility contains a feature pursuant to which additional commitments may be added following the initial closing date, up to a maximum of 12 aircraft. Subsequent to the initial closing of the SkyFunding II facility, Landesbank Hessen-Thüringen Girozentrale and Natixis have joined the SkyFunding II facility under this feature, increasing the total facility size to $192.0 million.

        These ten-year credit facilities provide long-term committed financing for 18 Boeing 737-800 aircraft subject to leases with American Airlines Inc, with the ability to increase the facility size by a further six additional aircraft in the SkyFunding II transaction.

        The loans under the SkyFunding facilities are divided into senior loans and subordinated loans. Each senior lender will participate in senior loans with respect to the aircraft allocated to such senior lender in an amount equal to its senior commitment. AerCap Ireland Limited, as subordinated lender, would participate in each subordinated loan in an amount to be agreed between the respective SkyFunding borrower and AerCap Ireland Limited from time to time.

        As of December 31, 2012, all of the 12 aircraft have been delivered and financed under the SkyFunding I facility; the aggregate principal amount of the senior loans outstanding under the facility was $380.3 million.

        As of December 31, 2012, four of the six committed aircraft have been delivered and financed under the SkyFunding II facility, the aggregate principal amount of the senior loans outstanding under the facility was $127.2 million and the undrawn senior commitment available for drawdown under the facility was $64.0 million.

        Each senior loan for an undelivered aircraft is available for drawdown up to three months after the end of the scheduled delivery month for such undelivered aircraft.

        All borrowings under the SkyFunding facilities are subject to the satisfaction of customary conditions precedent.

        Interest Rate.    The SkyFunding I senior loans bear interest at a floating interest rate of one month LIBOR plus a margin of 2.85%, payable quarterly in arrears on each repayment date. The SkyFunding II senior loans bear interest at a floating interest rate of one month LIBOR plus a margin of 3.15%, payable quarterly in arrears on each repayment date. Both SkyFunding Limited and SkyFunding II Limited have fixed the debt on a number of aircraft, and have also entered into certain interest rate caps. Set forth below are the amounts of fixed and floating rate debt outstanding as of December 31, 2012:

		Amount outstanding December 31, 2012	Interest rate
		(US dollars in thousands)
SkyFunding I	Floating rate aircraft	$190,790	Three-month LIBOR plus 2.85%
	Fixed rate aircraft	189,498	4.43%
SkyFunding II	Floating rate aircraft	63,789	Three-month LIBOR plus 3.15%
	Fixed rate aircraft	63,398	4.42%

Total		$507,475

        Prepayment.    All borrowings under the SkyFunding facilities may be voluntarily prepaid, subject to minimum payment amounts and notice provisions, and subject to a prepayment fee of 2.00% of the amount prepaid if the voluntary prepayment is made before the first anniversary of the drawdown, a prepayment fee of 1.50% of the amount prepaid if the voluntary prepayment is made on or after the first and before the second anniversary of the drawdown and a prepayment fee of 1.00% of the amount prepaid if the voluntary prepayment is made on or after the second and before the third anniversary of the drawdown. There are no prepayment penalties for any voluntary prepayments made on or after the third anniversary of the drawdown.

        Mandatory prepayments of borrowings under the SkyFunding facilities are required under a number of circumstances, including: (a) upon the occurrence of a total loss with respect to a financed aircraft (in which case mandatory prepayment shall apply to such affected aircraft), (b) if, as a result of a change in law, any of the security documents ceases to be valid or enforceable, (c) in respect of any loan, any of the insurances relating to the applicable aircraft are not obtained or maintained in accordance with the requirements of the respective facility or such aircraft is operated in a place excluded from the insurance coverage (unless such aircraft is covered by contingent insurance policies taken out by the AerCap group) and (d) in respect of any loan, the borrower enters into a replacement lease in respect of the related aircraft which does not comply with the requirements of the respective facility.

        Maturity Date.    We are obligated to repay principal over a ten year term from the initial drawdown date of each loan.

        Collateral.    Borrowings under the SkyFunding facilities are secured by, among other things, mortgages on the aircraft, assignments of the respective borrower's beneficial interest in the owner trust relating to each aircraft and the respective borrower's and the relevant owner trustee's interests in the lease documentation relating to each aircraft.

        Certain Covenants.    The facility contains customary covenants for secured financings, including general and operating covenants.

        As of December 31, 2012, we had financed 16 aircraft under the SkyFunding facilities. The net book value of aircraft pledged to lenders under the facility was $0.6 billion as of December 31, 2012.

Senior unsecured notes due 2017

        General.    In May 2012, AerCap Aviation Solutions B.V. ("AerCap Aviation"), a 100%-owned finance subsidiary of AerCap Holdings N.V. ("AerCap"), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were fully and unconditionally guaranteed by us. The AerCap Aviation Notes were issued at a price of 100%, plus accrued and unpaid interest, if any from and including May 22, 2012. AerCap Aviation on-lent the net proceeds from the offering to us to enable us to acquire, invest in, finance or refinance aircraft assets and for other general corporate purposes.

        Maturity Date.    The final maturity date of the senior unsecured notes will be May 30, 2017.

        Collateral.    None.

        Optional Redemption.    We may redeem the notes at any time at a price equal to 100% of the aggregate principal amount of the notes plus the applicable "make whole" premium equal to the sum of the present value of all remaining scheduled payments of principal and interest on such note, discounted to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points over the principal amount of the notes to be redeemed.

        Certain Covenants.    The AerCap Aviation Notes do not have any financial condition covenants that require AerCap Aviation to maintain compliance with any financial ratios or measurements on a periodic basis. The AerCap Aviation Notes do contain non-financial covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. In addition, the indenture governing the AerCap Aviation Notes (the "AerCap Aviation Indenture") restricts our ability to pay dividends or make other Restricted Payments (as defined in the AerCap Aviation Indenture), subject to certain exceptions, unless certain conditions are met, including the following:

  (1)
  no default under the AerCap Aviation Indenture shall have occurred and be continuing;

  (2)
  we meet a financial ratio; and

  (3)
  the amount of distributions may not exceed a certain amount based on, among other things, our consolidated net income.

        Such restrictions are not expected to affect our ability to meet our cash obligations for the next 12 months.The AerCap Aviation Indenture does not restrict the ability of AerCap Aviation to pay dividends or provide loans to us.

        There are certain restrictions on the ability of AerCap and AerCap Aviation to obtain funds from its subsidiaries by dividend and loan. For example, the provisions of AerCap's aircraft securitization vehicles, ALS II and Genesis Funding Limited, prohibit distributions on the subordinated notes issued pursuant to those facilities to AerCap until such time as the senior classes of notes issued pursuant to those facilities are repaid in full.

        Additionally, AerCap's revolving warehouse credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc., or the "warehouse facility," permits limited distributions to AerCap by the relevant subsidiary borrower during the first two years provided specified principal payments are made. Furthermore, most of AerCap's commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. As a result, AerCap Aviation and AerCap's ability to receive dividends and loans from its subsidiaries may be impacted by any event of default which restricts the ability of AerCap's subsidiaries to distribute cash to AerCap as dividends and in the form of other distributions, including in the form of interest and principal payments and the return of subordinated investments.

Unsecured revolving credit facility

        General.    On November 9, 2012, we entered into a $285 million unsecured revolving credit facility, which was co-arranged by Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank and RBS Securities Inc. Crédit Agricole Corporate and Investment Bank and The Royal Bank of Scotland acted as syndication agents. Citibank, N.A. acts as administrative agent.The three-year credit facility may be used for our general corporate purposes.

        As of December 31, 2012, there were no loans outstanding under the facility and the undrawn commitment available for drawdown under the facility was $285.0 million.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right, no more than once a year, to increase the commitment amount by a minimum amount of $5 million or any multiple of $1 million in excess thereof, up to a maximum commitment amount of $385 million, provided that no default or mandatory prepayment event has occurred and is continuing. In addition, we have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount, provided that any partial reduction shall be in a minimum amount of $5 million or any multiple of $1 million in excess thereof.

        We are obligated to repay the outstanding principal amount of the loans on November 9, 2015.

Boeing 737-800 pre-delivery payment facility

        General.    In December 2010, we signed a purchase agreement to purchase up to fifteen (15) Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Boeing prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the ten firm aircraft, we entered into a facility in December 2012 with DBS Bank Ltd, as lender, to finance up to $200.3 million of the pre-delivery payments to Boeing.

        As of December 31, 2012, there were no loans outstanding under the facility and the undrawn commitment available for drawdown under the facility was $200.3 million.

        We must repay the lender(s) for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within nine months of the scheduled delivery date.

        The maturity date for each advance will be the earlier of (a) the delivery date for each aircraft to be delivered and (b), the date falling nine months after the scheduled delivery date for each aircraft. The last aircraft is scheduled for delivery in November 2015.

        Borrowings under the facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the aircraft, including the right to take delivery of the aircraft where the lender(s) have provided the pre-delivery payments and the aircraft remains undelivered.

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

        Interest Rate.    Interest accrues on the subordinated loan notes at a rate of 15% or 20% per annum. Subject to certain exceptions on AerCap subordinated loan notes, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the note holders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

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

        As of December 31, 2012, the total of subordinated debt in joint ventures amounted to $64.3 million.

Other debt

        We have entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2012 was $1.4 billion. These financings include:

Amount outstanding December 31, 2012
(US dollars in thousands)
Pre-delivery payment facilities	$27,616
Secured aircraft portfolio transactions	201,156
Secured aircraft financings	909,046
ALS Coupon Liability(1)	96,070
Subordinated debt facilities	72,000
Japanese operating lease	68,967
Other financings	33,527

Total	$1,408,382

(1)
We obtained the ALS Coupon Liability, with an effective interest of 5.5% per year. The liability will amortize over time and payments will be made on a monthly basis. For further details refer to the ALS Transaction as described on page 49.

        The financings mature at various dates through 2023. The interest rates are based on fixed or floating US dollar LIBOR rates, with spreads on the floating rate transactions ranging up between 0.24% and 5.00% or fixed rate between 2.82% and 10.00%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings. At December 31, 2012, we had financed 50 aircraft and seven engines under other debt. The net book value of the aircraft pledged to other commercial bank financings was $1.7 billion at December 31, 2012.

Item 6.    Directors, Senior Management and Employees

Directors and senior management.

Name	Age	Position	First Date of Appointment	End of Current Term(1)
Directors
Pieter Korteweg	71	Non-Executive Chairman of the Board of Directors	July 2006	2015 AGM
Aengus Kelly	39	Executive Director and Chief Executive Officer	May 2011	2015 AGM
Salem Al Noaimi	37	Non-Executive Director	May 2011	2015 AGM
Homaid Al Shemmari	45	Non-Executive Director	May 2011	2015 AGM
James (Jim) Chapman	50	Non-Executive Director	July 2006	2013 AGM
Paul Dacier	55	Non-Executive Director	May 2010	2014 AGM
Richard (Michael) Gradon	53	Non-Executive Director	May 2010	2014 AGM
Marius Jonkhart	62	Non-Executive Director	July 2006	2013 AGM
Gerald (Liam) Strong	68	Non-Executive Director, Vice-Chairman	July 2006	2014 AGM
Robert (Bob) Warden	40	Non-Executive Director	July 2006	2014 AGM
Executive Officers
Wouter (Erwin) den Dikken	45	Chief Operating Officer & Chief Legal Officer
Keith Helming	54	Chief Financial Officer
Tom Kelly	49	Chief Executive Officer, AerCap Ireland
Edward (Ted) O'Byrne	41	Chief Investment Officer
Paul Rofe	53	Group Treasurer
Joe Venuto	55	Chief Technical Officer
Kenneth Wigmore	44	Chief Marketing Officer

(1)
The term for each Director ends at the Annual General Meeting ("AGM") typically held in May of each year.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a Director of our company since September 20, 2005. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Non-Executive Member of the Board of Showa Jisho Co. Ltd (Tokyo), Member of the Supervisory Board of Bawag PSK Bank (Vienna) and Non-Executive Member of the Board of Lucida Plc. (London). He currently also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served as Member of the Supervisory Board of Mercedes Benz Nederland BV, as Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of our company on May, 18 2011. Previously he served as Chief Executive Officer of our U.S. operations since January 2008 and he was our Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting from University College Dublin.

        Salem Al Noaimi.    Mr. Al Noaimi has been a Director of our company since May 18, 2011. Mr. Al Noaimi is also the Managing Director and CEO of Waha Capital PJSC. Prior to his current role, Mr. Al Noaimi served as Deputy CEO of Waha Capital and CEO of its wholly-owned leasing subsidiary, Waha Leasing. Earlier in his career, Mr. Al Noaimi held several roles in the banking and financial industry, including leadership positions at Dubai Islamic Bank, the UAE Central Bank, and the Abu Dhabi Fund for Development. He chairs and sits on the board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance and Bahrain's ADDAX Bank. Mr. Al Noaimi is a UAE national and holds a Bachelor's degree in Finance and International Business from Northeastern University in Boston, Massachusetts.

        Homaid Al Shemmari.    Mr. Al Shemmari has been a Director of our company since May 18, 2011. Mr. Al Shemmari is also the Executive Director of Mubadala Aerospace. He serves as Chairman of Abu Dhabi Aircraft Technologies (ADAT), Abu Dhabi Ship Building, Strata Composite Manufacturing, Advance Military Maintenance Repair and overhaul Centre (AMMROC), Maximus Air and Abu Dhabi Autonomous Systems Investment. In addition, he holds board positions with Abu Dhabi Aviation, Royal Jet and Yahsat. Before joining Mubadala, Mr. Al Shemmari was a Lieutenant Colonel in the UAE Armed Forces serving military aviation, maintenance, procurement and logistics. Mr. Al Shemmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

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

        Paul T. Dacier.    Mr. Dacier has been a Director of our company since May 27, 2010. He is also currently Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company). He served as Senior Vice President and General Counsel of EMC from February 2000 to May 2006 and joined that company in 1990 as General Counsel. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a BA in history and a JD in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

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

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a Director of our company since October 11, 2005. He is currently also a member of the Supervisory Boards of BAWAG P.S.K. AG, Tata Steel Nederland B.V., Orco Bank International N.V. and Staatsbosbeheer, and a Non-Executive Director of Aozora Bank. Mr. Jonkhart is an independent financial consultant for various companies, including Cerberus Global Investment Advisors, LLC and Cerberus Global Investments B.V. He was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and the Chief Executive Officer of NOB Holding N.V. He also served as the Director of monetary affairs of the Dutch Ministry of finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the Connexxion Holding N.V., European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Gerald P. (Liam) Strong.    Mr. Strong has been a Director of our company since July 26, 2006. He currently is a Partner and CEO of Cerberus European Capital Advisors LLP running operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career including B.A., Sears and Reckitt & Colman. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited, 2002-2006. He is also a member of the Governing Council of the Ashridge Business School, a director of the Faculty of Public Heath for the UK, Chairman of Virtual IT and a director of Admiral Taverns. Mr. Strong received his BA with honors from Trinity College, Dublin.

        Robert G. (Bob) Warden.    Mr. Warden has been a Director of our company since 20 September, 2005. He is also currently a Partner at Pamplona Capital Management, a private equity investment firm, which he joined in August 2012. Prior to joining Pamplona, Mr. Warden was Managing Director at Cerberus Capital Management, L.P. from February 2003 to August 2012, a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

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

        Keith Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap in 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving for five years as Chief Financial Officer at aircraft lessor GECAS. He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

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

Compensation of Non-Employee Directors

        We currently pay each Non-Executive Director an annual fee of €75,000 (€150,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition our Non-Executive Directors receive an annual grant of options to acquire shares in the Company, as provided for in the Company's remuneration policy for members of the Board of Directors and in accordance with the terms of the Company's stock option plan as approved by the general meeting of shareholders on October 31, 2006. As per December 31, 2012, our Non-Executive Directors hold options to acquire a total of 49,778 shares in the Company, which options have been granted under this plan to our Non-Executive Directors, as further specified below in this report. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive Officer Compensation

        In 2012, we paid an aggregate of approximately $8.7 million in cash (base salary and bonuses) and benefits as compensation to our eight executive officers during the year, including $0.5 million as part of their retirement and pension plan.

        Compensation packages of our executive officers, consisting of base salary, bonuses and, for some executive officers, annual grants of AER equity instruments ("Annual Equity Awards"), along with other benefits, are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary, bonus and Annual Equity Awards, along with other benefits, is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, non-periodical AER equity awards ("Other Equity Awards") may be granted by the Nomination and Compensation Committee under our equity incentive plans, as further outlined below.

        The amount of the annual bonus and, if applicable, Annual Equity Awards, for the executive officers and our Chief Executive Officer, determined by our Nomination and Compensation Committee and the Board of Directors, respectively, is dependent on the target bonus level and, if applicable, the target Annual Equity Awards level, pre-established for the individual executive officers and the Chief Executive Director by the Nomination and Compensation Committee and the Board of Directors, respectively, in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual executive officer and the Chief Executive Officer, respectively. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions which, if so, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise. The annual Annual Equity Awards are granted in arrears. The Annual Equity Awards are time based with a three-year vesting period, except the Annual Equity Awards to one executive officer, not being the Chief Executive Officer, which will vest after a three-year vesting period or at the end of the agreed employment term of the executive officer involved, whichever is the earlier.

        The Other Equity Awards granted to our executive officers under the Company's equity incentive plans are subject to vesting criteria related to our performance relative to our internal budget or multiple-year planning, as approved by the Board of Directors each year. However, the stock options granted in December 2008, which have all meanwhile vested, were solely subject to time-based vesting criteria in view of the unpredictable global economic situation at the time of granting those particular option awards.

        The Other Equity Awards granted to our executive officers during 2010, 2011 and 2012 are all subject to vesting criteria related to our average performance over a number of years in order to promote and encourage good performance over a prolonged period of time. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in case of a change of control as defined in the respective equity award agreements as per customary practice.

        Severance payments are part of the employment agreements with three of our executive officers, including the Chief Executive Officer. The amount of the pre-agreed severance is based upon calculations in accordance with the so called cantonal court termination formula (Kantonrechtersformule) applicable at the time that the employment agreement was entered into or renewed, as the case may be, as customarily applied in the Netherlands labor practice.

AerCap Equity Incentive Plans

        On October 31, 2006, we implemented an equity incentive plan ("Equity Incentive Plan 2006") that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours and those of our stakeholders. The Equity Incentive Plan 2006 provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 of our shares.

        The terms and conditions of awards, including vesting provisions for stock options, restricted shares and restricted share units, are determined by the Nomination and Compensation Committee and, for our Directors, by the Board of Directors in line with the remuneration policy approved by the general meeting of shareholders.

        In 2007, a total of 2,400,000 of non-qualified stock options were issued under the Equity Incentive Plan 2006 to certain employees of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The options are exercisable at a strike price of $24.63 per share option. As of December 31, 2012, 1,162,500 of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In June 2008, a total of 100,000 of non-qualified stock options were issued under the Equity Incentive Plan 2006 to a certain employee of the Company. All options issued vest over a period of four years based on both time and performance based criteria. The options are exercisable at a strike price of $15.03 per share option. As of December 31, 2012, none of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In December 2008, a total of 700,000 non-qualified stock options were issued under the Equity Incentive Plan 2006 to certain employees of the Company. All options issued are time-based only and vested on December 31, 2012 subject to certain conditions and all options are exercisable at a strike price of $2.95 per share option. 100,000 of these options have been exercised. As of December 31, 2012, 550,000 of these options remain outstanding with the remainder having been forfeited due to not meeting performance based criteria or otherwise.

        In 2009, no additional awards were granted under the Equity Incentive Plan 2006.

        In 2010 a total of 725,000 restricted share units were issued under the Equity Incentive Plan 2006 to certain employees of the Company. 200,000 of these restricted share units will vest on May 31, 2013 based on both time and performance based criteria. 425,000 share units will vest on May 31, 2015 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to promote and encourage good performance over a prolonged period of time. As of December 31, 2012, 625,000 of these restricted share units remain outstanding with the remainder being forfeited.

        In December 2010, a total of 21,287 non-qualified stock options were issued under the Equity Incentive Plan 2006 to the Non-Executive Directors of the Company. All options issued are time-based only and vest at January 1, 2014 and all options are exercisable at a strike price of $14.12 per share option. As of December 31, 2012 all of these options remain outstanding.

        In 2011, a total of 1,035,000 restricted share units were issued under the Equity Incentive Plan 2006 to the Chief Executive Officer and certain employees of the Company. The 500,000 restricted share units granted to our Chief Executive Officer will vest on May 31, 2015 based on both time and performance based criteria. 100,000 of the restricted share units will vest on May 31, 2014 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to promote and encourage good performance over a prolonged period of time. The remaining 435,000 restricted share units were issued to certain employees of the Company not including the above-mentioned of officers. These restricted share units will vest on March 31, 2015 and they are time-based only. As of December 31, 2012, all restricted share units remain outstanding.

        In December 2011, a total of 23,662 non-qualified stock options were issued under the Equity Incentive Plan 2006, of which 19,360 to the Non-Executive Directors of the Company and 4,302 to two non-executive directors of the Company's subsidiary company AerCap Ireland Limited. All options issued are time-based only and vest at January 1, 2015 and all options are exercisable at a strike price of $11.29 per share option. As of December 31, 2012 all of these options remain outstanding.

        In 2012, a total of 485,228 restricted share units were issued under the Equity Incentive Plan 2006 to the Chief Executive Officer and certain employees of the Company. The 300,000 restricted share units granted to our Chief Executive Officer will vest on March 31, 2016 based on both time and performance based criteria. 50,000 of the restricted share units will vest on March 31, 2016 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to promote and encourage good performance over a prolonged period of time. The remaining 135,228 restricted share units, of which 46,988 restricted share units granted to our Chief Executive Officer, will vest on February 16, 2015 and they are time-based only; they are Annual Equity Awards and part of the executive officers' compensation packages, as described above. As of December 31, 2012, all restricted share units remain outstanding.

        In December 2012, a total of 19,833 non-qualified stock options were issued under the Equity Incentive Plan 2006, of which 16,227 to the Non-Executive Directors of the Company and 3,606 to two non-executive directors of the Company's subsidiary company AerCap Ireland Limited. All options issued are time-based only and vest at January 1, 2016 and all options are exercisable at a strike price of $13.72 per share option. As of December 31, 2012 all of these options remain outstanding.

        In March 2012, the Board of Directors approved a new equity incentive plan ("the Equity Incentive Plan 2012") designed to help us attract, retain and motivate employees, consultants and advisors, or those who may become employees, consultants or advisors, and align their interests with ours. The Equity Incentive Plan 2012 provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 2,000,000 of our shares. The terms and conditions of awards, including vesting provisions for stock options, restricted shares and restricted share units, are determined by the Nomination and Compensation Committee. Unlike the Equity Incentive Plan 2006, the Equity Incentive Plan 2012 is not open for equity awards to our Directors.

        In 2012, a total of 255,000 restricted share units were issued under the Equity Incentive Plan 2012 to certain employees of the Company. 165,000 of the restricted share units will vest on May 31, 2015 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance over a number of years with a view to promote and encourage good performance over a prolonged period of time. The remaining 90,000 restricted share units were issued to certain employees of the Company who are not Executive Officers described on page 86. These restricted share units will vest on March 31, 2016 and they are time-based only. As of December 31, 2012, all restricted share units remain outstanding.

Board Practices

General

        Our Board of Directors currently consists of 10 directors, nine of whom are non executive.

        As a foreign private issuer, as defined by the Securities Exchange Act of 1934, as amended, we are not required to have a majority independent Board of Directors under applicable New York Stock Exchange rules. Our Board of Directors meets The Netherlands Corporate Governance Code independence requirements. For a Non-Executive Director to be considered "independent", he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any Dutch public company affiliated with us, (ii) in the year prior to his or her appointment, have had an important business relationship with us or any Netherlands public company affiliated with us, (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, and (vi) in the year prior to his or her appointment, has temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

        The directors are appointed by the general meeting of the shareholders. Our directors may be appointed by the vote of a majority of votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the appointment. Without a Board of Directors proposal, directors may also be appointed by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

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

        In 2012, the Board of Directors met on 10 occasions. Throughout the year, the Chairman of the Board and individual Non-Executive Directors were in close contact with our Executive Officers. During its meetings and contacts with the Executive Officers, the Board discussed such topics as the Company's annual reports and annual accounts for the financial year 2011, optimization of the Company's portfolio of aircraft including the sale of the ALS portfolio and monitoring of the Company's purchase and leaseback transaction with American Airlines in respect of up to 35 Boeing 737-800 aircraft, the Company's liquidity position and funding sources including the issuance of senior secured notes, the Company's hedging policies, topics for the AGM 2012, macroeconomic and monetary developments in the world and in Europe in particular, the Company's share repurchase program, industry developments, reports from the various Board committees, shareholder value, the budget for 2013, remuneration and compensation, Board rotation, governance and risk management and control, including but not limited to compliance with the Sarbanes-Oxley Act.

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

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of up to eight current members of our senior management. The current members of our Group Executive Committee are Mr. A. Kelly, Mr. Helming, Mr. Rofe, Mr. den Dikken, Mr. O'Byrne, Mr. T. Kelly, Mr. Wigmore and Mr. Venuto.

        Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million, among others. It is chaired by our Chief Financial Officer and is comprised of members of the Group Executive Committee and Non-Executive Directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Mr. Helming, Mr. A. Kelly, Mr. Warden, Mr. Chapman and Mr. Noaimi.

        Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $100 million but not exceeding $500 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain Non-Executive Directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Mr. Helming, Mr. A. Kelly, Mr. Rofe, Mr. T. Kelly, Mr. Jonkhart, Mr. Warden and Mr. Al Noaimi.

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

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2010(1)	December 31, 2011	December 31, 2012
Amsterdam, The Netherlands	70	74	77
Shannon, Ireland	55	54	54
Fort Lauderdale, FL	17	15	17
Miami, FL(1)	126	—	—
Goodyear, AZ(1)	44	—	—
Other(1)(2)	44	10	11

Total	356	153	159

(1)
For the year ended December 31, 2010 these locations included employees of AeroTurbine.

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

Share ownership.

        The following table sets forth beneficial ownership of our shares which are held by our Directors and Executive Officers as of December 31, 2012:

	Ordinary shares underlying $7.00 strike price options(1)	Ordinary shares underlying options(2)	Restricted share units(5)	Ordinary shares acquired through exercise of Cerberus Fund exchange right	Ordinary shares acquired through conversion of Genesis shares(6)	Ordinary shares acquired through open market purchases	Fully Diluted Ownership Percentage(3)
Directors:							*
Salem Al Noaimi	—	3,954	—	—	—	—	*
Homaid Al Shemmari	—	—	—	—	—	—	*
James N. Chapman(7)	55,300	5,728	—	—	—	3,000	*
Paul T. Dacier	—	5,728	—	—	2,609	7,500	*
Michael Gradon	—	5,728	—	—	2,609	—	*
Aengus Kelly(4)	—	625,000	846,988	285,690	—	12,000	1.6%
Pieter Korteweg	—	11,456	—	27,230	—	—	*
Marius J. L. Jonkhart(7)	27,734	5,728	—	—	—	15,000	*
Gerald P. Strong	—	5,728	—	—	—	—	*
Robert G. Warden	—	5,728	—	—	—	—	*
Executive Officers:
Wouter M. (Erwin) den Dikken	—	287,500	237,311	162,013	—	11,000	*
Keith A. Helming	—	375,000	408,976	108,627	—	25,000	*
Tom Kelly	—	—	100,000	—	—	—	*
Edward (Ted) O'Byrne	—	—	100,000	—	—	1,900	*
Paul E. Rofe	—	—	116,290	—	—	—	*
Kenneth Wigmore	—	—	115,663	—	—	—	*
Joe Venuto	—	75,000	25,000	—	—	—	*

All our directors and executive officers as a group	83,034	1,412,278	1,950,228	583,560	5,218	75,400

*
Less than 1.0%.

(1)
These options have been acquired in 2005 through an equity incentive plan of Cerberus. The options carry a strike price of $7.00 per option.

(2)
1,012,500 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 350,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. 14,191 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 19,360 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 16,227 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(3)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person.

(4)
Mr. Aengus Kelly is our Chief Executive Officer and an Executive Director of the Board.

(5)
All restricted share units are subject to time-based or performance-based vesting conditions. 350,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2016. 1,090,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2015. 135,228 of these restricted share units will vest, subject to the vesting conditions, on February 16, 2015. 75,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2015. 100,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2014. The remaining 200,000 share units will vest, subject to the vesting conditions, on May 31, 2013.

(6)
Acquired through conversion of ADR's in Genesis Leasing Limited into the Company's ordinary shares in connection with the amalgamation with Genesis on March 25, 2010.

(7)
On March 7, 2013, Mr. Chapman and Mr. Jonkhart exercised all of their $7.00 strike price options, acquired through an equity incentive plan of Cerberus. As a result of this cashless exercise, Mr. Chapman received 31,015 ordinary shares and Mr. Jonkhart received 15,555 ordinary shares.

        All of our ordinary shares have the same voting rights.

        The address for all our officers and directors is c/o AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our ordinary outstanding shares as of March 13, 2013, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Waha Capital PJSC	29,846,611	26.3%
Wellington Management Company, LLP	13,121,717	11.6%
Stephen Feinberg(1)	8,246,260	7.3%

(1)
Due to the net addition of shares resulted from the Genesis and Waha transactions in 2010 and the reduction in shares held by Cerberus, there was a significant change to Cerberus' percentage ownership in the past three years from 37.6% as of March 12, 2010 to 7.3% as of March 13, 2013. All of these shares have the same rights as our other ordinary shares. Stephen Feinberg exercises sole voting and investment authority over all of our ordinary shares owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 7.3% of our ordinary shares. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

        We do not register the jurisdiction of all record holders as this information is not always available. We believe that very few of our ordinary shares as of December 31, 2012, were held by record holders in The Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

Related Party Transactions with Current Affiliate

        On June 10, 2012, we purchased 5,000,000 of our ordinary shares from Fern S.a.r.l., an indirect subsidiary of Cerberus, which is an affiliate of AerCap. The aggregate price of the shares was $55.9 million. On August 20, 2012, we purchased 10,000,000 of our ordinary shares from Fern S.a.r.l.,. The aggregate price of the shares was $120.0 million. Additionally, on December 6, 2012, we purchased 5,040,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $64.1 million. These repurchases were done under the $320 million share repurchase program, and undertaken on an arms-length basis at fair market value overseen by the management and disinterested directors.

        AerDragon consists of two joint venture companies Dragon Aviation Leasing Company Limited, or Dragon, based in China and AerDragon Aviation Partners Limited or AerDragon, based in Ireland.

Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.6 million as a guarantee fee and for these management services during 2012. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effects of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $4.6 million, $4.6 million, $4.1 million, $3.3 million and $3.0 million for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.

        On November 11, 2010 we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in AerLift and a 50% interest in AerLift Jet.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information.

        Please refer to Item 18. Financial Statements and to pages F-1 through F-69 of this annual report.

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

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2008	21.12	14.22
2009	9.54	1.83
2010	14.41	7.51
2011	15.99	8.77
2012	12.84	11.46
2011 and 2012 Quarterly highs and lows
Quarter 1 2011	15.99	12.50
Quarter 2 2011	14.95	12.31
Quarter 3 2011	13.53	9.02
Quarter 4 2011	12.32	8.77
Quarter 1 2012	13.12	11.46
Quarter 2 2012	11.70	10.66
Quarter 3 2012	13.11	11.33
Quarter 4 2012	13.42	12.37
2012 Monthly highs and lows
January	12.66	11.23
February	13.50	12.16
March	13.19	11.00
April	11.59	10.51
May	11.70	10.87
June	11.81	10.60
July	13.15	10.84
August	12.90	11.06
September	13.28	12.09
October	13.10	12.28
November	13.22	12.31
December	13.95	12.52
2013 Monthly highs and lows
January	14.75	13.73
February	15.75	14.65
March (through March 12, 2013)	16.37	15.29

(1)
Share prices provided are closing prices for all periods presented.

        On March 12, 2013, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $16.33.

Item 10.    Additional Information.

Memorandum and articles of association.

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2012, we had 250,000,000 authorized ordinary shares, par value €0.01 per share, of which 113,363,535 were issued and outstanding.

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

        At the annual general meeting held in 2012 pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this annual report was 250 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. At the annual general meeting held in 2012 pursuant to our articles of association, our shareholders delegated to our Board of Directors, for a period of five years, the power to limit or exclude preemptive rights.

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

        At the annual general meeting held in 2012, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares, which authorization was valid for 18 months. In 2012, we repurchased 26.5 million of our ordinary shares. During 2011 and 2012, we repurchased 35.9 million of our ordinary shares in aggregate.

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

        Shareholders may also delegate the power to reduce our issued share capital through cancellation to our Board of Directors. At the annual general meeting held in 2012 pursuant to our articles of association, our shareholders delegated to our Board of Directors the power to cancel ordinary shares acquired under the repurchase authorization as described above. In 2012, the Board of Directors cancelled all ordinary shares acquired under the repurchase authorization.

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

Controls and Procedures Statement Under the Sarbanes Oxley Act

        As of December 31, 2012, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2012, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the US Securities Exchange Act on 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Compliance Procedures

        The Company has various procedures and programs in place to ensure compliance with relevant laws and regulations, including anti insider trading procedures, anti-bribery procedures and anti-fraud procedures. The Company's compliance officer is responsible for the design and effective operation of the compliance procedures and programs. The procedures are subject to regular audits by the internal audit function.

Corporate Social Responsibility

        During 2012 the Board has discussed and reviewed our corporate social responsibility (CSR) objectives and activities. Although it is acknowledged that our aircraft are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition the Board has discussed and reviewed our activities and conduct as it relates to ethics, labor environment, citizenship and transparency and financial reporting.

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

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements. The Directors may be granted equity based remuneration under the Company's incentive plan that is designed to promote the Company's interests by granting remuneration in the form of, amongst others, share or share options to directors, employees, consultants and advisors with a view to align their interests with the Company's (the "Equity Incentive Plan 2006"), as approved by our shareholders on October 31, 2006, prior to the listing of the shares in our Company on the New York Stock Exchange. As per December 31, 2012, our Non-Executive Directors hold options to acquire a total of 49,778 shares in the Company, which have been granted under this plan.

General Meetings of Shareholders

        At least one general meeting of shareholders must be held every year. Shareholders can exercise their voting rights through submitting their proxy forms or equivalent means prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders. Shareholders may exercise their meeting rights in person after notifying us prior to a set date and providing us with appropriate evidence of ownership of the shares and authority to vote prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders.

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

        The following resolutions require a two thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

  •
  capital reduction;

  •
  exclusion or restriction of pre emptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose; and

  •
  legal merger or legal demerger within the meaning of Title 7 of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek).

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

        None.

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

        In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to The Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to The Netherlands tax authorities by the lesser of:

  •
  Three percent of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

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

        If the above mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. For purposes of tax years up to and including the year 2010, the aggregate amount of the net investment assets for a year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. As of January 1, 2012, the aggregate amount of the investment assets for the year is the fair market value of the investment less the allowable liabilities at the beginning of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

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

Gift and Inheritance Taxes as of January 1, 2012

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

Cash Dividends and Other Distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company ("PFIC") rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.

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

Potential Application of Passive Foreign Investment Company Provisions

        We do not believe we will be classified as a PFIC for 2012. We cannot yet make a determination as to whether we will be classified as a PFIC for 2013. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on "excess distributions" received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder's holding period, (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year, and (iii) the amount allocated to each previous tax year (other than the any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

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

Dividends.

        Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent our equity exceeds the sum of the paid and called up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold and have not done so in the past. Our Board of Directors determines whether and how much of the remaining profit they will reserve, and, if the Board of Directors determines that not all of the remaining profit is reserved, the manner and date of a dividend distribution and notifies shareholders.

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under US GAAP, such as those included in this form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2012 and our equity as of December 31, 2012 as set forth in our annual statutory accounts were $148.0million and $2,150.1million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

        The table below provides information as of December 31, 2012 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors.

        The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Notional amounts	$1,594	$1,260	$1,032	$736	$508	$364	$79	$10.0
Weighted average strike rate	2.40%	2.24%	2.27%	2.54%	3.00%	3.42%	2.61%

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Notional amounts	$509	$383	$320	—	—			$(11.3)
Weighted average pay rate	1.31%	1.37%	1.16%	—	—

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$70	$45	$9	—	—			$(3.4)
Weighted average pay rate	3.00%	3.00%	3.00%	—	—

        The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

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

Foreign Currency Risk and Foreign Operations

        Our functional currency is the US dollar. As of December 31, 2012, all of our aircraft leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2012, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $54.7 million in US dollar equivalents and represented 65.6% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2012, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2012 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2011 and December 31, 2012:

	2011	2012
	(U.S. dollars in thousands)
Audit fees	$1,374	$1,878
Audit-related fees	49	89
Tax fees	42	40
All other fees	—	—

Total	$1,465	$2,007

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our auditor. These services may include audit services, audit related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis. All audit-related fees and tax fees were approved by the Audit Committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        In the year ended December 31, 2012 our board of directors approved a $320.0 million share repurchase program under which we purchased 26.5 million shares at an average price of $12.06 per share. The repurchase program was completed in December 2012.

        The following table summarizes our repurchases of our ordinary shares per month during the year ended December 31, 2012:

	Total number of shares purchased	Average price paid per share
Full Year 2011	9,402,663	$10.64
June 2012	5,590,260	$11.22
August 2012	12,905,158	11.99
September 2012	2,021	12.53
December 2012	8,038,500	12.77

Total 2011 and 2012	35,938,602	$11.69

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

  •
  Under Dutch corporate governance rules the audit and remuneration committees may not be chaired by the Chairman of the Board;

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

Item 16H.    Mine Safety Disclosures.

        Not applicable.

PART III

Item 17.    Financial Statements.

        Not applicable.

Item 18.    Financial Statements.

        Please refer to pages F-1 through F-69 of this annual report.

Item 19.    Exhibits.

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association
2.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited(1)(2)
2.2	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)(1)
2.3
Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent(3)
2.4
Facility Agreement, dated as of December 30, 2008 among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole as National Agent, ECA Agent and Security Trustee, Jetstream Aircraft Leasing Limited as Principal Borrower, AerCap Ireland Limited and AerCap A330 Holdings Limited as Principal AerCap Obligors, and AerCap Holdings, N.V.(4)
2.5	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited(5)
2.6	Subscription Agreement dated October 25, 2010 between AerCap Holdings N.V., Waha AC Cooperatief U.A. and Waha Capital PJSC(6)
2.7	Registration Rights Agreement dated October 25, 2010 between AerCap Holdings NV and Waha AC Cooperatief U.A.(6)
4.1
Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of May 22, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee (including form of 6.375% Senior Unsecured Note due 2027)(7)

Exhibit Number	Description of Exhibit
4.2	First Supplemental Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of June 15, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee(7)
8.1	List of Subsidiaries of AerCap Holdings N.V
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
23.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm

(1)
Previously filed with Registration Statement on Form F-1, File No. 333-138381.

(2)
Previously filed with Form 20-F for the year ended December 31, 2007.

(3)
Previously filed with Form 6-K on September 11, 2008.

(4)
Previously filed with Form 20-F for the year ended December 31, 2008.

(5)
Previously filed with Form 6-K on September 18, 2009.

(6)
Previously filed with Form 20-F for the year ended December 31, 2010.

(7)
Previously filed with Registration Statement on Form F-4, File No. 333-182169-01.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY Aengus Kelly Chief Executive Officer

Date: March 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Annual Report on Internal Control over Financial Reporting under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 13, 2013
PricewaterhouseCoopers Accountants N.V.

/s/ P.C. Dams RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2011 and 2012

		As of December 31,
	Note	2011	2012
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$411,081	$520,401
Restricted cash	3	237,325	279,843
Trade receivables, net of provisions of $3,530 and nil	4	16,063	6,636
Flight equipment held for operating leases, net	5	7,895,874	7,261,899
Net investment in direct finance leases		25,094	21,350
Notes receivable	6	5,200	78,163
Prepayments on flight equipment	7	95,619	53,594
Investments	8	84,079	93,862
Intangibles	9	29,677	18,100
Inventory	10	13,953	—
Derivative assets	11	21,050	9,993
Deferred income taxes	16	91,258	79,726
Other assets	12	181,359	157,851

Total Assets		$9,107,632	$8,581,418

Liabilities and Equity
Accounts payable		$4,142	$740
Accrued expenses and other liabilities	13	74,458	91,951
Accrued maintenance liability		452,582	421,830
Lessee deposit liability		102,844	86,268
Debt	14	6,111,165	5,803,499
Accrual for onerous contracts	15	3,971	—
Deferred revenue		47,994	39,547
Derivative liabilities	11	27,159	14,677
Commitments and contingencies	25	—	—

Total Liabilities		6,824,315	6,458,512
Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 113,363,535 ordinary shares issued and outstanding)	17	1,570	1,193
Additional paid-in capital		1,340,205	927,617
Treasury stock		(100,000)	—
Accumulated other comprehensive loss		(8,513)	(14,401)
Accumulated retained earnings		1,043,974	1,207,629

Total AerCap Holdings N.V. shareholders' equity		2,277,236	2,122,038
Non-controlling interest		6,081	868

Total Equity		2,283,317	2,122,906

Total Liabilities and Equity		$9,107,632	$8,581,418

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2010, 2011 and 2012

		Year ended December 31,
	Note	2010	2011	2012
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	20	$902,320	$1,050,536	$997,147
Net gain (loss) on sale of assets		36,204	9,284	(46,421)
Management fee revenue		12,975	19,059	17,311
Interest revenue		3,913	2,761	2,471
Other revenue		3,866	12,283	2,012

Total Revenues		959,278	1,093,923	972,520
Expenses
Depreciation	5	307,706	361,210	357,347
Asset impairment	22	10,905	15,594	12,625
Interest on debt	14	233,985	292,486	286,019
Operating lease-in costs	15	12,332	12,069	6,119
Leasing expenses		55,458	58,432	72,122
Provision for doubtful accounts	4	39	3,335	—
Selling, general and administrative expenses(1)	19, 21	80,627	120,746	83,409

Total Expenses		701,052	863,872	817,641

Income from continuing operations before income taxes and income of investments accounted for under the equity method		258,226	230,051	154,879
Provision for income taxes	16	(22,194)	(15,460)	(8,067)
Net income of investments accounted for under the equity method		3,713	10,904	11,630

Net income from continuing operations		$239,745	$225,495	$158,442
(Loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax		(3,199)	(52,745)	—
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses		274	—	—

Net income		$236,820	$172,750	$158,442
Net (income) loss attributable to non-controlling interest		(29,247)	(526)	5,213

Net income attributable to AerCap Holdings N.V.		$207,573	$172,224	$163,655
Total earnings per share, basic and diluted	23	$1.81	$1.17	$1.24
Earnings (loss) per share from discontinued operations, basic and diluted		$(0.03)	$(0.36)	$—

Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted		$1.84	$1.53	$1.24
Weighted average shares outstanding, basic and diluted		114,952,639	146,587,752	131,492,057

(1)
Includes share based compensation of $2.9 million ($2.5 million, net of tax), $6.2 million ($5.4 million, net of tax) and $7.1 million ($6.3 million, net of tax) in the years ended December 31, 2010, 2011 and 2012 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2010, 2011 and 2012

	Year ended December 31,
	2010	2011	2012
	(US dollars in thousands)
Net income attributable to AerCap Holdings N.V.	$207,573	$172,224	$163,655

Other comprehensive income:
Net change in fair value of derivatives, net of tax of $(715), $1,913 and $194, respectively	5,005	(13,518)	(1,360)
Net change in fair value of pension obligations, net of tax of nil, nil and $1,057, respectively	—	—	(4,528)

Total other comprehensive income (loss):	5,005	(13,518)	(5,888)

Total comprehensive income	$212,578	$158,706	$157,767

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2010, 2011 and 2012

	Year ended December 31,
	2010(1)(2)	2011(2)	2012
	(US dollars in thousands)
Net income	$236,820	$172,750	$158,442
Adjustments to reconcile net income to net cash provided by operating activities:
Amalgamation gain(1)	(31,023)	—	—
Depreciation	333,754	384,855	357,347
Asset impairment	14,437	24,496	12,625
Amortization of debt issuance costs	26,410	33,001	50,989
Amortization of intangibles	22,070	17,319	11,577
Provision for doubtful accounts	1,312	4,843	—
Net (gain) loss on sale of assets	(37,203)	(12,939)	46,421
Loss on discontinued operations (AeroTurbine)	—	52,745	—
Mark-to-market of non-hedged derivatives	769	23,167	2,059
Deferred taxes	17,707	23,892	7,695
Share-based compensation	3,402	6,236	7,127
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(371)	(16,434)	912
Inventories	3,183	(18,100)	7,877
Other assets and derivative assets	(8,320)	(41,056)	(2,732)
Other liabilities	45,073	(23,255)	(13,710)
Deferred revenue	14,182	(9,289)	(2,215)

Net cash provided by operating activities	642,202	622,231	644,414
Purchase of flight equipment	(1,939,874)	(763,159)	(1,038,657)
Proceeds from sale/disposal of assets	664,218	140,785	781,278
Prepayments on flight equipment	(140,684)	(47,752)	(36,124)
Purchase of subsidiaries, net of cash acquired(*)	103,691	—	—
Purchase of investments	(7,500)	(2,500)	—
Proceeds from the disposal of subsidiaries, net of cash disposed	—	119,917	—
Purchase of intangibles	(9,006)	—	—
Movement in restricted cash	(50,262)	(15,831)	(64,491)

Net cash used in investing activities	(1,379,417)	(568,540)	(357,994)
Issuance of debt	2,324,609	1,672,089	1,297,087
Repayment of debt	(1,485,690)	(1,626,556)	(1,195,170)
Debt issuance costs paid	(60,889)	(37,306)	(43,177)
Maintenance payments received	90,165	110,358	132,046
Maintenance payments returned	(42,250)	(54,751)	(49,728)
Security deposits received	29,535	20,135	25,624
Security deposits returned	(39,710)	(37,190)	(21,855)
Repurchase of shares	—	(100,000)	(320,093)
Issuance of equity interests(**)	110,243	—	—
Capital contributions from non-controlling interests	32,375	—	—

Net cash provided by (used in) financing activities	958,388	(53,221)	(175,266)

Net increase in cash and cash equivalents	221,173	470	111,154
Effect of exchange rate changes	660	6,161	(1,834)
Cash and cash equivalents at beginning of period	182,617	404,450	411,081

Cash and cash equivalents at end of period	$404,450	$411,081	$520,401

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2010, 2011 and 2012

	Year ended December 31,
	2010(1)(2)	2011(2)	2012
	(US dollars in thousands)
* Purchase of subsidiaries, net of cash acquired:
Consideration paid (34.4 million shares issued at a share price of $10.83)	$372,327	$—	$—
Fair value of net assets acquired	(403,350)	—	—
Amalgamation gain	31,023	—	—
Cash acquired	103,691	—	—

Purchase of subsidiaries, net of cash acquired	$103,691	$—	$—

** The issuance of equity interest is a net presentation of the following items:
Consideration paid (29.8 million shares issued at a share price of $13.85)	$413,376	$—	$—
Purchase of non-controlling interests	(262,092)	—	—
Purchase of investments	(41,041)	—	—

Issuance of equity interests (net cash received)	$110,243	$—	$—

Supplemental cash flow information:
Interest paid, net of amounts capitalized	185,106	224,129	180,968
Taxes paid	641	135	1,518

(1)
The Amalgamation gain, net of transaction expenses of $274, as presented in the consolidated income statement, consists of the Amalgamation gain of $31,023, as presented in the consolidated statement of cash flow and transaction expenses of $30,749 (Note 1).

(2)
Reclassifications of $0.6 million and $0.7 million relating to capitalized interest on pre-delivery payments have been made from net cash provided from operating activities to net cash used in investing activities for the years ended December 31, 2010 and 2011, respectively, to reflect the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2010, 2011 and 2012

	AerCap Holdings N.V. Shareholders
	Number of Shares	Share capital	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	AerCap Holdings N.V. shareholders' equity
	US dollars in thousands, except share amounts
Year ended December 31, 2010
Balance at January 1, 2010	85,036,957	$699	$593,133	$—	$—	$664,177	$1,258,009
Share-based compensation	—	—	2,842	—	—	—	2,842
Issuance of equity capital	64,195,469	871	784,832	—	—	—	785,703
Purchase of non-controlling interest(1)	—	—	(49,854)	—	—	—	(49,854)
Sale to joint venture partner	—	—	2,072	—	—	—	2,072
Comprehensive income:
Net change in fair value of derivatives, net of $(715) tax(2)	—	—	—	—	5,005	—	5,005
Net income for the period	—	—	—	—	—	207,573	207,573

Comprehensive income	—	—	—	—	5,005	207,573	212,578

Balance at December 31, 2010	149,232,426	$1,570	$1,333,025	$—	$5,005	$871,750	$2,211,350

Year ended December 31, 2011
Balance at January 1, 2011	149,232,426	$1,570	$1,333,025	$—	$5,005	$871,750	$2,211,350
Share-based compensation	—	—	7,180	—	—	—	7,180
Purchase of treasury stock	—	—	—	(100,000)	—	—	(100,000)
Comprehensive income:
Net change in fair value of derivatives, net of $1,913 tax(2)	—	—	—	—	(13,518)	—	(13,518)
Net income for the period	—	—	—	—	—	172,224	172,224

Comprehensive (loss) income	—	—	—	—	(13,518)	172,224	158,706

Balance at December 31, 2011	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236

Year ended December 31, 2012
Balance at January 1, 2012	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236
Share-based compensation	—	—	7,128	—	—	—	7,128
Purchase of treasury stock /share cancellation	(35,868,891)	(377)	(419,716)	100,000	—	—	(320,093)
Comprehensive income:
Net change in fair value of derivatives, net of $194 tax(2)	—	—	—	—	(1,360)	—	(1,360)
Net change in fair value of pension obligations, net of $1,057 tax(3)	—	—	—	—	(4,528)	—	(4,528)
Net income (loss) for the period	—	—	—	—	—	163,655	163,655

Comprehensive (loss) income	—	—	—	—	(5,888)	163,655	157,767

Balance at December 31, 2012	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038

(1)
In November 2010, we repurchased Waha's 50% equity interest in AerVenture. The purchase is accounted for as an equity transaction and no gain or loss was recorded in accordance with ASC 810.

(2)
In 2010, 2011 and 2012 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment. During these years no amounts were reclassified from accumulated other comprehensive (loss) income to the income statement.

(3)
We recognize as a component of other comprehensive (loss) income, the actuarial gains or losses that arise during the period.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2010, 2011 and 2012

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	US dollars in thousands, except share amounts
Year ended December 31, 2010
Balance at January 1, 2010	$1,258,009	$155,323	$1,413,332
Share-based compensation	2,842	—	2,842
Issuance of equity capital	785,703	—	785,703
Purchase of non-controlling interest(1)	(49,854)	(214,439)	(264,293)
Sale to joint venture partner	2,072	(2,072)	—
Capital contributions from non-controlling interests	—	37,988	37,988
Comprehensive income:
Net change in fair value of derivatives, net of $(715) tax(2)	5,005	—	5,005
Net income for the period	207,573	29,247	236,820

Comprehensive income	212,578	29,247	241,825

Balance at December 31, 2010	$2,211,350	$6,047	$2,217,397

Year ended December 31, 2011
Balance at January 1, 2011	$2,211,350	$6,047	$2,217,397
Share-based compensation	7,180	—	7,180
Sale of non-controlling interest	—	(492)	(492)
Purchase of treasury stock	(100,000)	—	(100,000)
Comprehensive income:
Net change in fair value of derivatives, net of $1,913 tax(2)	(13,518)	—	(13,518)
Net income for the period	172,224	526	172,750

Comprehensive (loss) income	158,706	526	159,232

Balance at December 31, 2011	$2,277,236	$6,081	$2,283,317

Year ended December 31, 2012
Balance at January 1, 2012	$2,277,236	$6,081	$2,283,317
Share-based compensation	7,128	—	7,128
Sale of non-controlling interests	—	—	—
Purchase of treasury stock/share cancellation	(320,093)	—	(320,093)
Comprehensive income:
Net change in fair value of derivatives, net of $194 tax(2)	(1,360)	—	(1,360)
Net change in fair value of pension obligations, net of $1,057 tax(3)	(4,528)	—	(4,528)
Net income (loss) for the period	163,655	(5,213)	158,442

Comprehensive (loss) income	157,767	(5,213)	152,554

Balance at December 31, 2012	$2,122,038	$868	$2,122,906

(1)
In November 2010, we repurchased Waha's 50% equity interest in AerVenture. The purchase is accounted for as an equity transaction and no gain or loss was recorded in accordance with ASC 810.

(2)
In 2010, 2011 and 2012 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment. During these years no amounts were reclassified from accumulated other comprehensive (loss) income to the income statement.

(3)
We recognize as a component of other comprehensive (loss) income, the actuarial gains or losses that arise during the period.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

        We are an independent aircraft leasing company with $8.6 billion of total assets on our balance sheet mainly consisting of 212 owned aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

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

Variable interest entities

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("CAS") and affiliates of Crédit Agricole Corporate and Investment Bank ("CA-CIB) establishing AerDragon ("AerDragon"). AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011 and to $140.0 million in January 2013. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Crédit Agricole. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture, and act as guarantor to the lenders of AerDragon related to debt secured by the aircraft which AerDragon purchased directly from us. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with airlines. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of December 31, 2012, we have not and do not plan to consolidate AerDragon's financial results in our consolidated financial statements. AerDragon had 17 aircraft on lease to 7 airlines as of December 31, 2012.

        We have determined that AerDragon is a variable interest entity. AerCap further determined that it is not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2012, our maximum

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

exposure to losses incurred by AerDragon consists of the carrying amount of our equity investment of $41.2million and the face value of the debt guaranteed of $18.5 million, totaling $59.7 million.

        AerCap Partners I.    In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2012, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I.

        The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, or AerCap Partners 767, was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I's subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners Boeing 767.

        We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities for which we are the primary beneficiary. As such, we have consolidated AerCap Partners I's and AerCap Partners 767's financial results in our consolidated financial statements.

        Joint ventures with Waha.    In 2010, we entered into two joint ventures with Waha, with us owning 50% in AerLift Leasing Jet Ltd. ("AerLift Jet") and 40% in AerLift Leasing Ltd. ("AerLift"). AerLift Jet owned four CRJ aircraft, and AerLift owned nine aircraft as of December 31, 2012. We have determined that the joint ventures are variable interest entities. For AerLift Jet we are the primary beneficiary. As such,we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we are not the primary beneficiary. As such,, we do not consolidate the financial results of AerLift in our consolidated financial statements.

        Other joint ventures.    In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of a joint venture. We have determined that the remaining joint venture is a variable interest entity for which we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

        As further discussed in Note 14, we hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities for which we are the primary

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

beneficiary. As such, we consolidate the financial results of these entities in our consolidated financial statements.

        We also have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we are not the primary beneficiary and accordingly we do not consolidate the financial results of AerCo in our consolidated financial statements. We have not assigned any value on our balance sheet for our investment in AerCo, because we do not expect to realize any value.

        The effect on equity attributable to us due to changes in ownership interest in subsidiaries can be summarized as follows:

	Year ended December 31,
	2010	2011	2012
Net income attributable to AerCap Holdings N.V.	$207,573	$172,224	$163,655
Transfer (to) from non-controlling interest
Decrease in AerCap Holdings N.V. paid-in capital for the repurchase of 50% equity interest in AerVenture	(49,854)	—	—
Increase in AerCap Holdings N.V. paid-in capital for the sale of a 50% equity interest in a A330 joint venture	2,072	—	—

Net transfers to non-controlling interest	(47,782)	—	—

Changes in AerCap Holdings N.V. equity from net income attributable to AerCap Holdings N.V. and transfers to non-controlling interests	$159,791	$172,224	$163,655

Genesis Transaction

        On March 25, 2010, the all-share acquisition of Genesis was completed. The Genesis aircraft portfolio consisted of 54 aircraft, of which three were subsequently sold. As of December 31, 2012, 51 of those aircraft were in operation on lease to 31 airlines located in 21 countries. The Genesis portfolio includes 45 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100, A321-231 and A320-200), two Boeing 747-400 cargo aircraft, two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER). As of June 30, 2011, AerCap, through its Irish subsidiary, AerCap Ireland Limited, replaced GECAS as servicer to the aircraft portfolio acquired through the Genesis acquisition. This includes most services related to leasing the fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. We acquired Genesis to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis' expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders.

        The Genesis Transaction is fully reflected in all AerCap Holdings N.V. 2010 consolidated financial statements except for the first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) and cash flow statement. The amalgamation gain of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

$274 (net of transaction expenses) is reflected in one line item in the income statement and the impact of the Genesis Transaction on the cash flow statement was also reflected in a one line item (purchase of subsidiaries, net of cash acquired).

        The amalgamation gain resulted from the difference between the consideration paid and the fair value of net assets acquired as of March 25, 2010. The consideration for Genesis consisted of a fixed number of shares (one for one), which was agreed upon on September 17, 2009. The trading price of our shares and Genesis' shares was $8.81 and $8.45, respectively, on September 17, 2009. Due to the market conditions, both AerCap's and Genesis' share prices were trading significantly below the book value of the shares. Subsequently, the consideration paid was determined by the trading price of our shares on the closing date of the transaction (March 25, 2010), multiplied by the agreed upon fixed number of shares. On March 25, 2010, the trading price of our shares was $10.83, which remained lower than the book value of our shares. This share price multiplied by the fixed number of shares, resulted in a consideration paid of $372.3 million, which was less than the fair market value of the net assets acquired of $403.4 million.

Waha Transaction

        On November 11, 2010, we completed a transaction with Waha. As part of this transaction, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in AerLift and a 50% interest in AerLift Jet. As of December 31, 2010, AerVenture is wholly owned subsidiary of AerCap.

AeroTurbine Transaction

        On August 2, 2011, we entered into an agreement with International Lease Finance Corporation ("ILFC") for the sale of our wholly-owned subsidiary AeroTurbine, Inc. The AeroTurbine transaction was completed on October 7, 2011. The purchase price for all of the outstanding shares of AeroTurbine was $228.0 million. As a result of the sale we recognized a loss from discontinued operations of $52.8 million in the year ended December 31, 2011. The loss consisted of: (1) $22.5 million of bank fees, legal fees and contractual incentive payments to AeroTurbine management, (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer; and (3) a $21.6 million book loss. The sale resulted in a $119.9 million increase of our cash position, net of incentive payments and net of AeroTurbine's cash held at the transaction date. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. As a result of the agreement with ILFC and based on ASC 205-20, which governs financial statements for discontinued operations, for all periods presented, we have reclassified the results of AeroTurbine into discontinued operations in Consolidated Income Statements.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

        The Company's results from discontinued operations can be summarized as follows:

	Period ended
	December 31, 2010	October 7, 2011
Total revenues	$89,861	$98,798
Loss from discontinued operations before taxes	(3,077)	(40,975)
Provision for income taxes	(122)	(11,770)
Income (loss) from discontinued operations, net of tax	(3,199)	(52,745)

ALS Transaction

        On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim Partners, LLC ("Guggenheim") for the sale of our equity interest in Aircraft Lease Securitisation Limited ("ALS") by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. In addition, we obtained financing (the "ALS Coupon Liability") in return for which we received a contingent asset (the "ALS Note Receivable") with the substance of a structured note as described below. The repayments of the ALS Coupon Liability are equal to an 8% coupon of the purchase price annually until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, are fully repaid. The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro-rata basis up to a cap which will be equal to the total ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership is transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of the ALS portfolio, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale.

        The transaction resulted in a loss, net of tax, of $54.6 million, which is recorded in net gain (loss) on sale of assets in the income statement. The loss includes a loss on book value, transaction expenses and a net loss due to the difference in present values of the ALS Coupon Liability and the ALS Note Receivable that were obtained as part of the transaction. The ALS Coupon Liability of $97.1 million is recorded as debt in our Consolidated Balance Sheets at fair value, using a discount rate of 5.5%. The corresponding ALS Note Receivable of $67.3 million, the contingent asset which is in substance a structured note, is recorded as a note receivable in our Consolidated Balance Sheets at fair value, using a discount rate of 6.8%. The subsequent measurement of both the ALS Coupon Liability and ALS Note Receivable will follow the method of amortized cost based on retrospective effective interest rate.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

1. General (Continued)

        We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft. Although the aviation market recovered significantly from late 2009, a deterioration of economic conditions and the movement in oil prices could cause our lessees to default under their leases with us, which could negatively impact our cash flows and results of operations. Furthermore, the value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in aircraft values could have a downward effect on lease rentals and residual values and may require that the carrying value of our flight equipment be materially reduced.

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

        The consolidated financial statements are stated in United States dollars ("US dollars"), which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Adoption of Recent Accounting Guidance:

        We adopted the following accounting standards during 2012:

        Effective December 31, 2012, we adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. We have applied ASU 2011-04 which is reflected in note 26.

        Effective December 31, 2012, we adopted FASB ASU No. 2011-05, "Presentation of Comprehensive Income." This ASU amends FASB Accounting Standards Codification (ASC) Topic 220, "Comprehensive Income," by requiring a more prominent presentation of the components of other comprehensive income. We elected the two-statement approach presenting other comprehensive income in a separate statement immediately following the income statement.

Future Application of Accounting Guidance:

        In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities in U.S. GAAP and IFRSs, to improve the comparability of financial statements prepared in accordance with U.S. GAAP and IFRS. Entities are required to disclose both gross information and net information about both (1) instruments and transactions eligible for offset in the statement of financial position in accordance with either Section 210-20-45 or Section 815-10-45 or (2) instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013 and should be applied retrospectively. The adoption of ASU 2011-11 will not have a material impact on our consolidated financial statements.

        In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements reclassified out of accumulated other comprehensive income (AOCI). This new standard is intended to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in their financial statements. The new standard requires entities to disclosure additional information about reclassification adjustments, including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The new disclosure requirements will be effective for

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

interim and annual periods beginning on January 1, 2013. The adoption of the new standard will require us to include additional disclosures for items reclassified out of AOCI.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

        In the years ended December 31, 2010, December 31, 2011 and December 31, 2012, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the year ended December 31, 2012 was to reduce net income by $5.2 million, or $0.04 basic and diluted earnings per share.

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

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

allocated to the value of an acquired lease containing above market terms, such allocated cost is recognized as an intangible lease premium which is amortized over the term of the related lease. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft and/or additional gains or losses upon disposal. We review estimated useful life and residual value of aircraft periodically based on our knowledge to determine if they are appropriate and record adjustments on an aircraft by aircraft basis as necessary.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Notes receivable

        Notes receivable arise from the restructuring and deferring of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment. The ALS Note Receivable (described in Note 1) is recorded at fair value and subsequently measured at amortized cost based on the retrospective interest method in accordance with ASC 320.

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

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of ASC 805. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs are recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on market terms. We evaluate all definite-lived intangible assets for impairment in accordance with ASC 360.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

2. Summary of significant accounting policies (Continued)

Inventory

        Inventory consists primarily of engine and airframe parts when we have aircraft for part out. It is valued at the lower of cost or market value.

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

Accrued maintenance liability

        In all of our aircraft leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for our aircraft. We recognize leasing expenses in our income statement for all such expenditures. In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rent under a particular lease to cover the estimated total amount of revenue reimbursements. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract.

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

Revenue recognition

        As lessor, we lease flight equipment principally under operating leases and report rental income ratably over the life of the lease as it is earned. At lease inception we review all necessary criteria under ASC 840-10-25 to determine proper lease classification including the criteria set forth in ASC 840-10-25-14. Our lease contracts normally include default covenants, and the effect of a default by a lessee is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position one would have been had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments under ASC 840-10-25-1. We account for lease agreements that include step rent clauses on a straight line basis. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change. In certain cases, leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals which have been recognized as revenue, provisions are established on the basis of management's assessment of collectability and to the extent such rentals exceed related security deposits held, and are recorded as expenses on the income statement.

        Most of our lease contracts require payment in advance. Rentals received, but unearned under these lease agreements are recorded as deferred revenue on the balance sheet.

        Net gain (loss) on sale of assets originate primarily from the sale of aircraft and engines and are recognized when the delivery of the relevant asset is complete and the risk of loss has transferred to the buyer.

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

Pension

        We operate a defined benefit pension plan for our Dutch employees and some of our Irish employees. As of June 30, 2009 the Irish defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. As required by ASC715, we recognize net periodic pension costs associated with this plan in income from continuing operations and recognize the unfunded status of the plan, if any, as a liability. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded as other comprehensive income. The projection of benefit obligation and fair value of plan assets requires the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we also operate a defined contribution plan for the Irish employees that do not fall under the defined benefit pension plan. We expense these contributions in the period the contribution is made.

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

Variable interest entities

        We account for investments in variable interest entities in accordance with ASC 810.

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

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2011	2012
Cash securing our obligations under ECA-guaranteed financings	$38,365	$41,895
Cash securing our obligations under ALS I debt	39,331	—
Cash securing our obligations under ALS II debt	14,941	15,712
Cash securing our obligations under AerFunding revolving credit facility debt	58,591	82,070
Cash securing our obligations under Genesis securitization debt	24,564	28,955
Cash securing our obligations under TUI portfolio acquisition facility debt	11,747	25,656
Cash securing our obligations under other debt	54,742	82,043
Cash securing our obligations under SkyFunding I and II facilities	—	2,740
Cash securing our obligations under derivative instruments (Note 11)	(7,170)	(810)
Other	2,214	1,582

	$237,325	$279,843

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

4. Trade receivables, net of provisions

        Trade receivables consist of the following at December 31:

	2011	2012
Trade receivables	$19,593	$6,636
Provision for doubtful accounts	(3,530)	—

	$16,063	$6,636

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves. As of December 31, 2012, we did not have any trades receivables recorded in relation to lessee defaults.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

4. Trade receivables, net of provisions (Continued)

        The change in the provision for doubtful accounts is set forth below:

	Year ended December 31,
	2010	2011	2012
Provision at beginning of period	$3,392	$2,606	$3,530
Expense for doubtful accounts	39	3,335	—
Discontinued operations	1,128	(2,567)	—
Other(1)	(1,953)	156	(3,530)

Provision at the end of period	$2,606	$3,530	$—

(1)
Other includes direct write offs and cash accounting for certain trade receivables.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2010	2011	2012
Net book value at beginning of period	$5,230,437	$8,061,260	$7,895,874
Fair value of flight equipment acquired in acquisitions	1,337,412	—	—
Additions	2,531,719	882,625	1,116,808
Depreciation	(329,639)	(383,148)	(355,697)
Impairment (Note 22)	(11,764)	(23,323)	(12,625)
Disposals	(646,841)	(333,140)	(1,376,461)
Transfers to direct finance leases/inventory	(50,064)	(11,430)	(6,000)
Sale of AeroTurbine	—	(296,970)	—

Net book value at end of period	$8,061,260	$7,895,874	$7,261,899

Accumulated depreciation/impairment at December 31, 2010, 2011 and 2012	$(856,894)	$(1,060,416)	$(992,528)

        At December 31, 2012, 211 out of our 212 owned aircraft and each of our seven owned engines were on lease under operating leases to 74 lessees in 42 countries. The geographic concentrations of leasing revenues are set out in Note 20.

        Prepayments on flight equipment (including related capitalized interest) of $468,933, $151,550 and $78,149 have been applied against the purchase of aircraft during the years ended December 31, 2010, 2011 and 2012, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2012, excluding any potential capitalized interest:

	2013	2014	2015	Thereafter
Capital expenditures	$623,554	$164,957	$283,146	$—
Pre-delivery payments	97,660	130,170	26,034	—

	$721,214	$295,127	$309,180	$—

        As of December 31, 2012, we expected to make capital expenditures related to 27 new aircraft on order, comprised of five A330 aircraft, four A320 aircraft (excluding two aircraft under a purchase and leaseback arrangement that has been cancelled as of the date of this report) and 18 Boeing 737 aircraft (excluding 11 American Airlines purchase and leaseback aircraft that are expected to be evaluated on an aircraft by aircraft basis if we do not enter into a firm commitment for such aircraft with American Airlines and five purchase rights as part of a Boeing order) in 2013 and thereafter. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities, the incurrence of bank debt and capital market issuances.

        Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2012 are as follows:

Contracted minimum future lease receivables
2013	$874,225
2014	799,008
2015	713,677
2016	611,012
2017	471,542
Thereafter	1,550,234

$5,019,698

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2011	2012
Secured notes receivable	$4,794	$10,135
Notes receivable from lessee restructurings	406	—
ALS Note Receivable(1)	—	68,028

	$5,200	$78,163

(1)
We obtained the ALS Note Receivable, with an effective interest of 6.8% per year. The receivable will accrue over time and payments on this note will start when the ALS Coupon Liability ends. For further details refer to the ALS Transaction as described in Note 1.

        The minimum future cash receipts under notes receivable at December 31, 2012 are as follows:

Minimum future receipts
2013	$3,366
2014	2,612
2015	3,380
2016	5,381
2017	26,205
Thereafter	37,219

$78,163

7. Prepayments on flight equipment

        In December 2005, we placed an order with Airbus for the forward purchase of 70 aircraft, including eight aircraft subject to reconfirmation rights. ("2005 Forward Order"). During 2008 and the first two months of 2009, we notified Airbus that we would not take delivery of the eight aircraft subject to reconfirmation rights. In 2009 four additional aircraft were added to the forward order. As of December 31, 2012, 50 aircraft had been delivered and 12 aircraft were sold. The remaining four A320 aircraft to be delivered as of December 31, 2012, are scheduled to be delivered in 2013.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009, two additional A330 aircraft were added to the forward order. As of December 31, 2012 all 32 aircraft had been delivered of which 11 aircraft were sold .

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        In connection with the current forward order contracts, we are required to make scheduled prepayments toward these future deliveries (Note 5). In addition, we capitalize interest related to

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

7. Prepayments on flight equipment (Continued)

progress payments made in respect of flight equipment on forward order and add such amount to prepayments on flight equipment.

        Following is a summary of the movements in prepayments on flight equipment and capitalized interest during the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
Net book value at beginning of period	$527,666	$199,417	$95,619
Prepayments made during the period	132,706	43,313	33,508
Interest capitalized during the period	7,978	4,439	2,616
Prepayments and capitalized interest applied against the purchase of flight equipment	(468,933)	(151,550)	(78,149)

Net book value at end of period	$199,417	$95,619	$53,594

8. Investments

        Investments consist of the following at December 31:

	2011	2012
25% equity investment in unconsolidated joint venture (AerDragon)	$36,473	$41,161
40% equity investment in unconsolidated joint venture (AerLift)	46,456	51,721
43% equity investment in unconsolidated joint venture (AerData)	1,150	980

	$84,079	$93,862

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

9. Intangible assets (Continued)

	As of December 31, 2012
	Gross	Accumulated amortization	Net
Lease premiums	$54,945	$(36,845)	$18,100

        Lease premiums that are fully amortized are removed from the gross and accumulated amortization column in the table above. The following table presents the changes to amortizable intangible assets during the periods indicated:

	Year ending December 31,
	2011	2012
Net carrying value at beginning of period	$58,637	$29,677
Discontinued operations	(12,412)	—
Amortization	(15,375)	(11,577)
Impairment (Note 22)	(1,173)	—

Net carrying value at end of period	$29,677	$18,100

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2013	$8,431
2014	6,137
2015	3,108
2016	424
2017	—
Thereafter	—

$18,100

The remaining weighted average amortization period for the amortizable intangible assets is 29 months (2011: 37 months). Please refer to Note 22 for the impairment analysis of intangible assets.

10. Inventory

        We had no inventory as of December 31, 2012, compared with $14.0 million as of December 31, 2011. The decrease in inventory in the year ended December 31, 2012 is the result of the ALS Transaction and sales of engine and airframe parts.

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

Euro—US Dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of December 31, 2012, we had interest rate swaps, caps and floors, with a combined notional amount of $2.4 billion and a combined negative fair value of $4.7 million. The negative fair value as of December 31, 2012 is recorded in the balance sheet as derivative assets of $10.0 million and derivative liabilities of $14.7 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month US dollar LIBOR.

        We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to two interest rate swaps, which we acquired through the Genesis Transaction. The change in fair value of these derivatives, therefore, is recorded in the income statement as interest expense (income) as specified below:

	Year ended December 31,
	2010	2011	2012
Change in fair value of interest rate caps and floors	$27,720	$59,312	$14,388
Change in fair value of interest rate swaps acquired in Genesis Transaction	(22,947)	(39,536)	(3,713)

	$4,773	$19,776	$10,675

        As of December 31, 2012 we had six interest rate swaps for which we achieved cash flow hedge accounting treatment. The six interest rate swaps had a combined notional amount of $0.7 billion and a combined negative fair value of $11.3 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2012. As of December 31, 2011 we had four interest rate swaps for which we achieved cash flow hedge accounting treatment. The four interest rate swaps had a combined notional amount of $0.5 billion and a combined negative fair value of $9.8 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2011. The change in fair value related to the effective portion of these six interest rate swaps is recorded, net of tax, in accumulated other comprehensive income. We do not expect to reclassify amounts from accumulated other comprehensive income to net interest over the next 12 months. Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. Cash under such arrangements is included in restricted cash (Note 3).

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

12. Other assets

        Other assets consist of the following at December 31:

	2011	2012
Debt issuance costs	$148,675	$133,352
Other tangible fixed assets	3,802	2,482
Receivables from aircraft manufacturer	12,990	8,203
Prepaid expenses	4,601	4,690
Other receivables	11,291	9,124

	$181,359	$157,851

        Amortization of debt issuance costs was $26,410, $33,001 and $50,989 for the years ended December 31, 2010, 2011 and 2012 respectively. The higher amortization in 2012 was due mostly to the early repayment of secured loans during the year. The unamortized debt issuance costs at December 31, 2012 amortize annually from 2013 through 2024.

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2011	2012
Accrued expenses	$29,682	$32,267
Accrued interest	26,702	44,257
Lease deficiency	18,074	15,427

	$74,458	$91,951

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 102 months as of December 31, 2012, compared with an average 109 months as of December 31, 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt

        Debt consists of the following as of December 31:

	2011(1)	2012(1)	Weighted average interest rate December 31, 2012	Maturity
ECA-guaranteed financings	$1,662,810	$1,675,387	2.47%	2024
ALS I debt	640,332	—	—%	—
ALS II debt	693,180	572,270	2.06%	2038
AerFunding revolving credit facility	461,421	538,024	3.11%	2016
Genesis securitization debt	624,973	549,288	0.45%	2032
TUI portfolio acquisition facility	262,302	188,393	1.79%	2015
SkyFunding I and II facilities	133,669	507,475	3.83%	2022
Senior unsecured notes due 2017	—	300,000	6.38%	2017
Subordinated debt joint ventures partners(3)	64,280	64,280	19.35%	2022
Other debt	1,568,198	1,408,382	3.71%	2023

	$6,111,165	$5,803,499

(1)
As of December 31, 2012, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

(2)
The weighted average interest rate in the table above is calculated based on the US dollar LIBOR rate as of December 31, 2012, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

(3)
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

        Aggregate maturities of debt and capital lease obligations (included in other debt) during the next five years and thereafter are as follows:

Debt maturing
2013	$721,140
2014	698,839
2015	911,682
2016	1,014,043
2017	813,565
Thereafter	1,644,230

$5,803,499

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        In November 2008, the export credit facility was further amended to cover one additional aircraft and the maximum amount of the facility remained unchanged. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that period. No additional new aircraft are expected to be financed in this 2003 facility.

        As of December 31, 2012, we had 18 aircraft financed under this facility and $381.1 million of loans outstanding.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Floating Rate Tranches	$381,085	Three-month LIBOR plus 0.32%
Purchase accounting fair value adjustments	(1,395)

	$379,690

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

ECA-guaranteed financings—Airbus A330 and A320 family aircraft

        General.    In December 2008, we entered into a $1.4 billion export credit facility for the financing of up to 15 Airbus A330 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. From time to time since 2008, the export credit facility has been further amended to cover certain additional Airbus A330 and A320 family aircraft and an ECA capital markets transaction in relation to three A330 aircraft. The maximum size of the facility was increased to $1.6 billion. The terms of the lending commitment in the export credit facility are such that the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. No additional new aircraft are expected to be financed in this 2008 facility.

        As of December 31, 2012, seven A330 aircraft and 10 A320 family under this 2008 facility have been delivered from the manufacturer. We had $722.5 million of loans outstanding under this facility as of December 31, 2012.

        In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2012, five A320 family aircraft under this facility have been delivered from the manufacturer and financed in this facility. We had $147.9 million of loans outstanding under this facility as of December 31, 2012. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding B.V became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. No additional new aircraft are expected to be financed in this 2009 facility.We had $148.0 million of loans outstanding under the 2009 ECA A320 facilities as of December 31, 2012.

        In June 2010 and September 2010, we completed the refinancing of three A330-300 aircraft that were previously financed under our 2008 facility to an ECA capital markets transaction. We had $185.2 million of loans outstanding under the ECA capital markets facilities as of December 31, 2012.

        During 2012, we entered into three additional separate ECA facility agreements in order to finance three A330-300 aircraft which delivered during the year pursuant to a purchase and lease-back transaction with one airline. These facilities carry similar commercial terms to the 2008 facility agreement. We had $240.0 million of loans outstanding under this facility as of December 31, 2012.

        Interest Rate.    Set forth below are the interest rates for the first and subsequent export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

		Amount outstanding December 31, 2012	Interest rate
		(US dollars in thousands)
2008 A330 & A320 Facility	Floating rate tranches	$63,910	Three-month LIBOR plus 1.47%
	Fixed rate tranches	658,596	3.20%
2009 A320 Facility	Floating rate tranches	58,531	Three-month LIBOR plus 1.11%
	Fixed rate tranches	89,466	4.23%
ECA A330 Capital Market Facilities	Fixed rate tranches	185,176	3.60%
2012 Facilities	Fixed rate tranches	240,017	2.29%

Total		$1,295,696

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

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under these export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. A change of control occurs under our December 2008 export credit facility if:

  (i)
  AerCap Holdings N.V.'s shares cease to be listed on the New York Stock Exchange unless, at the time our shares cease to be listed on the New York Stock Exchange, at least 66.66% of our issued shares and voting rights are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc; or

  (ii)
  AerCap Holdings N.V. ceases to own and control 100% of the shares in AerCap A330 Holdings B.V., AerCap B.V. or AerCap Ireland Limited.

  An additional covenant related to the 2008 facility is as follows:

    (i)
    AerCap A330 Holdings B.V. ceases to own and control at least 51% of the shares in AerCap A330 Holdings Limited.

  Additional covenants related to the 2009 AerVenture facility are as follows:

    (i)
    AerCap Holdings N.V. ceases to own and control 100% of the shares in AerCap AerVenture Holding B.V; or

    (ii)
    AerCap AerVenture Holding B.V. ceases to own and control at least 50% of the shares in AerVenture; or

    (iii)
    AerVenture ceases to own and control (directly or indirectly) 100% of the export lessees.

        As of December 31, 2012, we had financed 46 aircraft under ECA-guaranteed financings. The net book value of aircraft pledged to the ECA lenders was $2.2 billion at December 31, 2012.

ALS II debt

        General.    On June 26, 2008, we completed a securitization in which ALS II issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor's ("S&P") and A1 by Moody's. The class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders. The commitment holders committed to advance funds, subject to certain conditions, including that ALS II shall have acquired at least 15 aircraft, up to an aggregate amount of $1.0 billion in connection with the purchase of 30 A320 family aircraft by ALS II. Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions. The class A-1 notes are ranked pari passu with the class A-2 notes.

        The advances made by the commitment holders were used to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, all 30 of which have been delivered. The 30th aircraft was delivered in May 2010. The 30 aircraft are among the aircraft delivered by Airbus to

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

AerVenture between 2007 and 2011. During 2011, a portion of A-1 notes were exchanged for A-2 notes.

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

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Class A-1 Notes	$550,912	One-month LIBOR plus 1.85%
Class A-2 Notes	21,357	One-month LIBOR plus 1.85%

Total	$572,269

        Maturity Date.    The final maturity date of the notes will be June 15, 2038.

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

        As of December 31, 2012 30 aircraft were financed in ALS II. The net book value of 30 aircraft pledged as collateral for the securitization debt was $1.0 billion as of December 31, 2012.

AerFunding revolving credit facility

        General.    AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets. On April 26, 2006, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC, Deutsche Bank Trust Company Americas and certain other financial institutions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        On June 10, 2010, the facility was amended and the revolving loans under the AerFunding revolving credit facility, which are divided into two classes, were amended. The maximum advance limit on class A loans was amended to $705.5 million from $830.0 million and the maximum advance limit on class B loans was amended to $144.5 million from $170.0 million.

        On June 9, 2011, the facility was amended to allow for an additional two year revolving period to June 2013, and a three year term-out period to June 2016. The maximum facility size was amended to $775.0 million and the commitment and borrowings amended to a single class of loans. In addition to UBS Securities LLC, lenders to the transaction are Credit Suisse AG, Citibank N.A., Nomura Global Financial Products Inc. and Scotiabank Europe plc. In April, 2012, the facility size was increased to $800.0 million with an additional commitment provided by Everbank.

        As of December 31, 2012, we had $538.0 million of loans outstanding under the AerFunding revolving credit facility, relating to 21 aircraft. The net book value of aircraft pledged to lenders under the credit facility was $0.7 billion as of December 31, 2012.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.0% and 78.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, Boeing 777, Boeing 787 aircraft and A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders.

        All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire on June 9, 2013.

        Interest Rate.    Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

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

        Prepayment.    Advances under the AerFunding revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the AerFunding revolving credit facility are required:

  •
  upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the AerFunding revolving credit facility;

  •
  upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the AerFunding revolving credit facility from the proceeds of insurance claims; and

  •
  upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the AerFunding revolving credit facility.

        Maturity Date.    The maturity date of the AerFunding revolving credit facility is June 9, 2016.

        Cash Reserve.    AerFunding is required to maintain up to 6.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent that there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders.

        Collateral.    Borrowings under the AerFunding revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

        Certain Covenants.    The AerFunding revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the AerFunding revolving credit facility;

  •
  make investments, loans, guarantees or advances;

  •
  declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the Aerfunding revolving credit facility;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  change the business conducted by the borrowers and their respective subsidiaries;

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

  •
  make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the AerFunding revolving credit facility;

  •
  own, operate or lease assets financed with proceeds from the AerFunding revolving credit facility; and

  •
  enter into a securitization transaction involving assets financed with proceeds from the AerFunding revolving credit facility unless certain conditions are met.

Genesis securitization debt

        General.    On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 38 aircraft in the GFL portfolio as of December 31, 2012. The primary source of payments on the notes is the lease payments on the aircraft owned by the subsidiaries of GFL. The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

        The notes initially were rated Aaa and AAA by Moody's and S&P, respectively. This rating was based on FGIC's corporate rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently unrated by Moody's and S&P. As a result, Moody's and S&P have published stand-alone ratings of the G-1 notes of A3 and A-, respectively.

        Liquidity.    Credit Agricole provides a liquidity facility in the amount of $60.0 million, which may be drawn upon to pay expenses of GFL and its subsidiaries, senior hedge payments and interest on the notes.

        Interest Rate.    Set forth below is the interest rate for the Class G-1 note:

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Class G-1 Notes	$549,288	One-month LIBOR plus 0.24%

        Maturity Date.    The final maturity date of the notes is December 22, 2032.

        Payment Terms.    Interest on the notes is due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and continued until December 2011. Since December 19, 2011, all revenues collected during each monthly period are applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the servicer, the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

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

        As of December 31, 2012 38 aircraft were financed in the GFL securitization. The net book value of 38 aircraft pledged as collateral for the securitization debt was $0.8 billion as of December 31, 2012.

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

        To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners I, AerCap Partners I Limited, entered into a senior facility in an amount of up to $448.6 million with Crédit Agricole, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Crédit Agricole and KfW IPEX-Bank GmbH. The senior facility was divided into two tranches, the first being used to finance the purchase of the 11 Boeing 737-800 aircraft and the second to finance the purchase of the other eight aircraft. During 2012, the second tranche was repaid. AerCap Partners I pay the lenders for the amounts drawn on the senior facility in monthly installments. The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche was refinanced prior to the maturity date on April 1, 2012.

        Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

        As of December 31, 2012, the joint venture owned 11 Boeing 737-800 aircraft. Two Boeing 767-300ER aircraft that had been originally part of AerCap Partners I have been refinanced through AerCap Partners 767 Ltd, and six Boeing 757-200 aircraft have been sold. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2012 was

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

$188.4 million, and the net book value of the 11 aircraft pledged to lenders under the credit facility was $0.3 billion as of December 31, 2012.

        Interest Rate.    Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month US dollar LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date.

	Amount outstanding December 31, 2012	Interest rate
	(US dollars in thousands)
Senior Facility	$188,393	One-month LIBOR plus 1.58%

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

        Put Option.    If AerCap Partners I Limited is the owner of the aircraft on April 1, 2015 and amounts under the facility remain outstanding with respect to those aircraft on that maturity date of the senior facility (put option), Crédit Agricole can require AerCap Holdings N.V. (i) to purchase that aircraft, (ii) to purchase that aircraft and the shares of the relevant lessor of that aircraft or (iii) to purchase the beneficial interest that AerCap Partners I Limited has in that aircraft. Crédit Agricole can, subject to certain provisions including cure rights of Deucalion Aviation Funds, also exercise the put option on an AerCap Holdings N.V. insolvency event.

        Maturity Date.    The maturity date of the remaining tranche of the senior facility is April 1, 2015.

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

SkyFunding I and SkyFunding II facilities

        General.    On October 24, 2011, SkyFunding Limited ("SkyFunding I"), a wholly owned subsidiary of AerCap Ireland Limited, entered into a $402.0 million credit facility, which was co-arranged by Crédit Agricole Corporate and Investment Bank, Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia, Landesbank Hessen-Thüringen Girozentrale and DVB Bank SE. Crédit Agricole Corporate and Investment Bank acted as co-ordinating bank and senior agent.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        On September 28, 2012, SkyFunding II Limited, a wholly owned indirect subsidiary of AerCap Ireland Limited, entered into a $128.0 million credit facility, which was co-arranged by Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia and DVB Bank SE. DVB Bank SE acted as coordinating bank and Crédit Agricole Corporate and Investment Bank acted as senior agent.

        The SkyFunding II facility contains a feature pursuant to which additional commitments may be added following the initial closing date, up to a maximum of 12 aircraft. Subsequent to the initial closing of the SkyFunding II facility, Landesbank Hessen-Thüringen Girozentrale and Natixis have joined the SkyFunding II facility under this feature, increasing the total facility size to $192.0 million.

        These ten-year credit facilities provide long term committed financing for 18 Boeing 737-800 aircraft subject to leases with American Airlines Inc, with the ability to increase the facility size by a further six additional aircraft in the SkyFunding II transaction.

        The loans under the SkyFunding facilities are divided into senior loans and subordinated loans. Each senior lender will participate in senior loans with respect to the aircraft allocated to such senior lender in an amount equal to its senior commitment. AerCap Ireland Limited, as subordinated lender, would participate in each subordinated loan in an amount to be agreed between the respective SkyFunding borrower and AerCap Ireland Limited from time to time.

        As of December 31, 2012, all of the 12 aircraft have been delivered and financed under the SkyFunding I facility; the aggregate principal amount of the senior loans outstanding under the facility was $380.3 million.

        As of December 31, 2012, four of the six committed aircraft have been delivered and financed under the SkyFunding II facility, the aggregate principal amount of the senior loans outstanding under the facility was $127.2 million and the undrawn senior commitment available for drawdown under the facility was $64.0 million.

        Each senior loan for an undelivered aircraft is available for drawdown up to three months after the end of the scheduled delivery month for such undelivered aircraft.

        All borrowings under the SkyFunding facilities are subject to the satisfaction of customary conditions precedent.

        Interest Rate.    The SkyFunding I senior loans bear interest at a floating interest rate of one month LIBOR plus a margin of 2.85%, payable quarterly in arrears on each repayment date. The SkyFunding II senior loans bear interest at a floating interest rate of one month LIBOR plus a margin of 3.15%, payable quarterly in arrears on each repayment date. Both SkyFunding Limited and SkyFunding II Limited have fixed the debt on a number of aircraft, and have also entered into certain interest rate caps.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

        Set forth below are the amounts of fixed and floating rate debt outstanding as of December 31, 2012:

		Amount outstanding December 31, 2012	Interest rate
		(US dollars in thousands)
SkyFunding I	Floating rate aircraft	$190,790	Three-month LIBOR plus 2.85%
	Fixed rate aircraft	189,498	4.43%
SkyFunding II	Floating rate aircraft	63,789	Three-month LIBOR plus 3.15%
	Fixed rate aircraft	63,398	4.42%

Total		$507,475

        Prepayment.    All borrowings under the SkyFunding facilities may be voluntarily prepaid, subject to minimum payment amounts and notice provisions, and subject to a prepayment fee of 2.00% of the amount prepaid if the voluntary prepayment is made before the first anniversary of the drawdown, a prepayment fee of 1.50% of the amount prepaid if the voluntary prepayment is made on or after the first and before the second anniversary of the drawdown and a prepayment fee of 1.00% of the amount prepaid if the voluntary prepayment is made on or after the second and before the third anniversary of the drawdown. There are no prepayment penalties for any voluntary prepayments made on or after the third anniversary of the drawdown.

        Mandatory prepayments of borrowings under the SkyFunding facilities are required under a number of circumstances, including: (a) upon the occurrence of a total loss with respect to a financed aircraft (in which case mandatory prepayment shall apply to such affected aircraft), (b) if, as a result of a change in law, any of the security documents ceases to be valid or enforceable, (c) in respect of any loan, any of the insurances relating to the applicable aircraft are not obtained or maintained in accordance with the requirements of the respective facility or such aircraft is operated in a place excluded from the insurance coverage (unless such aircraft is covered by contingent insurance policies taken out by the AerCap group) and (d) in respect of any loan, the borrower enters into a replacement lease in respect of the related aircraft which does not comply with the requirements of the respective facility.

        Maturity Date.    We are obligated to repay principal over a ten year term from the initial drawdown date of each loan.

        Collateral.    Borrowings under the SkyFunding facilities are secured by, among other things, mortgages on the aircraft, assignments of the respective borrower's beneficial interest in the owner trust relating to each aircraft and the respective borrower's and the relevant owner trustee's interests in the lease documentation relating to each aircraft.

        Certain Covenants.    The facility contains customary covenants for secured financings, including general and operating covenants.

        As of December 31, 2012, we had financed 16 aircraft under the SkyFunding facilities. The net book value of aircraft pledged to lenders under the facility was $0.6 billion as of December 31, 2012.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

Senior unsecured notes due 2017

        General.    In May 2012, AerCap Aviation Solutions B.V. ("AerCap Aviation"), a 100%-owned finance subsidiary of AerCap Holdings N.V. ("AerCap"), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were fully and unconditionally guaranteed by us. The AerCap Aviation Notes were issued at a price of 100%, plus accrued and unpaid interest, if any from and including May 22, 2012. AerCap Aviation on-lent the net proceeds from the offering to us to enable us to acquire, invest in, finance or refinance aircraft assets and for other general corporate purposes.

        Maturity Date.    The final maturity date of the senior unsecured notes will be May 30, 2017.

        Collateral.    None.

        Optional Redemption.    We may redeem the notes at any time at a price equal to 100% of the aggregate principal amount of the notes plus the applicable "make whole" premium equal to the sum of the present value of all remaining scheduled payments of principal and interest on such note, discounted to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points over the principal amount of the notes to be redeemed.

        Certain Covenants.    The AerCap Aviation Notes do not have any financial condition covenants that require AerCap Aviation to maintain compliance with any financial ratios or measurements on a periodic basis. The AerCap Aviation Notes do contain non-financial covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. In addition, the indenture governing the AerCap Aviation Notes (the "AerCap Aviation Indenture") restricts our ability to pay dividends or make other Restricted Payments (as defined in the AerCap Aviation Indenture), subject to certain exceptions, unless certain conditions are met, including the following:

  (1)
  no default under the AerCap Aviation Indenture shall have occurred and be continuing;

  (2)
  we meet a financial ratio; and

  (3)
  the amount of distributions may not exceed a certain amount based on, among other things, our consolidated net income.

        Such restrictions are not expected to affect our ability to meet our cash obligations for the next 12 months.The AerCap Aviation Indenture does not restrict the ability of AerCap Aviation to pay dividends or provide loans to us.

        There are certain restrictions on the ability of AerCap and AerCap Aviation to obtain funds from its subsidiaries by dividend and loan. For example, the provisions of AerCap's aircraft securitization vehicles, ALS II and Genesis Funding Limited, prohibit distributions on the subordinated notes issued pursuant to those facilities to AerCap until such time as the senior classes of notes issued pursuant to those facilities are repaid in full.

        Additionally, AerCap's revolving warehouse credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc., or the "warehouse facility," permits limited distributions to AerCap by the relevant subsidiary borrower during the first two years provided specified principal payments are

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

made. Furthermore, most of AerCap's commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. As a result, AerCap Aviation and AerCap's ability to receive dividends and loans from its subsidiaries may be impacted by any event of default which restricts the ability of AerCap's subsidiaries to distribute cash to AerCap as dividends and in the form of other distributions, including in the form of interest and principal payments and the return of subordinated investments.

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

        Interest Rate.    Interest accrues on the subordinated loan notes at a rate of 15% or 20% per annum. Subject to certain exceptions on AerCap subordinated loan notes, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the note holders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

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

        As of December 31, 2012, the total of subordinated debt in joint ventures amounted to $64.3 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

14. Debt (Continued)

Other debt

        We have entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2012 was $1.4 billion. These financings include:

	Amount outstanding December 31, 2011	Amount outstanding December 31, 2012
	(US dollars in thousands)	(US dollars in thousands)
Pre-delivery payment facilities	$47,436	$27,616
Secured aircraft portfolio transactions	232,614	201,156
Secured aircraft financings	1,000,302	909,046
Facilities for general corporate purposes	170,000	—
ALS Coupon Liability(1)	—	96,070
Subordinated debt facilities	—	72,000
Japanese operating lease	75,011	68,967
Other financings	42,835	33,527

Total	$1,568,198	$1,408,382

(1)
We obtained the ALS Coupon Liability, with an effective interest of 5.5% per year. The liability will amortize over time and payments will be made on a monthly basis. For further details refer to the ALS Transaction as described in Note 1.

        The financings mature at various dates through 2023. The interest rates are based on fixed or floating US dollar LIBOR rates, with spreads on the floating rate transactions ranging up between 0.24% and 5.00% or fixed rate between 2.82% and 10.00%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings. At December 31, 2012, we had financed 50 aircraft and seven engines under other debt. The net book value of the aircraft pledged to other commercial bank financings was $1.7 billion at December 31, 2012.

15. Accrual for onerous contracts

        Accrual for onerous contracts related to lease-in, lease-out transactions ("LILO"). As of December 31, 2012, we leased-in three aircraft from one lessor under operating head leases that mature in January 2013. For all three aircraft, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts were insufficient to cover our monthly obligations under the head leases. These transactions were recorded at their net present value.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

15. Accrual for onerous contracts (Continued)

        As of December 31, 2012 all head lease payments were made. As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

16. Income taxes

        We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense (benefit) by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2010	2011	2012
Deferred tax expense (benefit)
The Netherlands	$6,085	$4,322	$1,952
Ireland	18,446	6,668	3,685
United States of America	(2,252)	4,317	2,022
Sweden	6	633	(789)

	22,285	15,940	6,870
Current tax expense (benefit)
United States of America	(764)	(1,730)	—
The Netherlands	673	1,250	1,197

	(91)	(480)	1,197

Income tax expense	$22,194	$15,460	$8,067

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2010	2011	2012
Income tax expense at statutory income tax rate	$65,848	$57,513	$38,719
Valuation allowance(1)	27,400	9,661	—
Income arising from non-taxable items (permanent differences)(2)	(20,454)	(8,089)	(58,604)
Tax on global activities(3)	(50,600)	(43,625)	27,952

	(43,654)	(42,053)	(30,652)

Actual income tax expense	$22,194	$15,460	$8,067

(1)
Valuation allowance in 2010 and 2011 related to losses and credit forwards in our Dutch tax jurisdiction.

(2)
Relates to non-taxable income arising from aircraft with a higher tax basis in general. The 2012 non- taxable income also included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the Dutch tax filing position and included in the valuation allowance

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

  of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between the Netherlands and Isle of Man jurisdictions.

(3)
The following tables summarizes our global tax activities into each specific tax jurisdiction for each of the years presented:

	Year ended December 31, 2010
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.5%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$(82,943)	25.0%	0.0%	$—
Ireland	147,291	12.5%	(12.5)%	(18,411)
United States of America	(7,676)	37.6%	12.6%	(967)
Sweden	26	18.7%	(6.3)%	(2)
Isle of Man	124,878	0.0%	(25.0)%	(31,220)

	$181,576			$(50,600)

Income arising from non-taxable items	76,650

Income from continuing operations before income tax	$258,226

	Year ended December 31, 2011
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$(33,149)	25.0%	0.0%	$—
Ireland	91,973	12.5%	(12.5)%	(11,497)
United States of America	5,204	37.6%	12.6%	656
Sweden	3,384	18.7%	(6.3)%	(213)
Isle of Man	130,284	0.0%	(25.0)%	(32,571)

	$197,696			$(43,625)

Income arising from non-taxable items	32,355

Income from continuing operations before income tax	$230,051

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

	Year ended December 31, 2012
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$12,596	25.0%	0.0%	$—
Ireland	29,486	12.5%	(12.5)%	(3,686)
United States of America	5,586	36.2%	11.2%	626
Sweden	(4,220)	18.7%	(6.3)%	266
Isle of Man	(122,983)	0.0%	(25.0)%	30,746

	$(79,535)			$27,952

Income arising from non-taxable items(3)	234,414

Income from continuing operations before income tax	$154,879

(1)
The local statutory income tax expense for our significant tax jurisdictions (The Netherlands, Ireland and Isle of Man) does not differ from the actual income tax expense.

(2)
The tax variance as a result of global activities is mainly caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in The Netherlands.

(3)
The 2012 non- taxable income included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the Dutch filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between the Netherlands and Isle of Man jurisdictions.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        The following tables describe the principal components of our deferred tax (assets) and liabilities by jurisdiction at December 31, 2011 and 2012.

	December 31, 2011
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(15,251)	$146,675	$(1,599)	$—
Debt	—	16,516	—	—
Intangibles	—	2,452	—	—
Loss-making contracts	—	—	1,828	—
Interest expense	—	—	(8,174)	—
Accrued maintenance liability	—	(3,859)	(1,731)	—
Obligations under capital leases and debt obligations	—	(6,064)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	(73,861)	(186,477)	(6,058)	(7,316)
Other	(2,222)	1,157	814	55
Valuation allowance on tax assets	54,357	—	—	—

Net deferred tax asset	$(36,977)	$(32,100)	$(14,920)	$(7,261)

	December 31, 2012
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(29,635)	$227,199	$—	$—
Debt	—	13,807	—	—
Intangibles	—	1,564	—	—
Interest expense	—	—	(7,401)	—
Accrued maintenance liability	—	(5,265)	—	—
Obligations under capital leases and debt obligations	—	(8,493)	—	—
Investments	—	(2,500)	—	—
Losses and credits forward	—	(254,477)	(6,894)	(8,050)
Other	(2,492)	3,945	(1,034)	—

Net deferred tax asset	$(32,127)	$(24,220)	$(15,329)	$(8,050)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2010	2011	2012
Valuation allowance at beginning of period	$17,296	$44,696	$54,357
Increase (decrease) of allowance to income tax provision	27,400	9,661	(54,357)

Valuation allowance at end of period	$44,696	$54,357	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

        Valuation allowance in prior years related to losses and credit forwards in our Dutch tax jurisdiction, the cumulative amount of which was cancelled at the end of 2012.

        We did not have any unrecognized tax benefits at December 31, 2010, 2011 and 2012.

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2007 forward, in Ireland from 2008 forward, in Sweden from 2007 forward and in the United States from 2009 forward. None of our tax returns are currently subject to examination.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense.

The Netherlands

        The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of interest bearing intercompany liabilities, current tax expenses are limited with respect to the Netherlands subsidiaries. Deferred income tax is calculated using the Netherlands corporate income tax rate (25.0%). We expect to recover the full value of our Dutch tax assets and have not recognized a valuation allowance against such assets at December 31, 2012.

Ireland

        Since 2006, the enacted Irish tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses carry forward at December 31, 2012 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and offset net taxable income and loss within our Irish tax group of companies within a given tax year. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets at December 31, 2012.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Beginning with the tax year ending December 31, 2006, we filed a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine until the date the shares of AeroTurbine were sold (October 7, 2011). The blended federal and state tax rate applicable to our consolidated U.S. group is 36.2% for the year ended December 31, 2012. Due to the existence of tax losses, which expire over time, no current tax expense arose in the U.S. in 2012. Based on projected taxable profits in our U.S. subsidiaries, we expect to recover the rest of our U.S. tax assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

16. Income taxes (Continued)

Sweden

        The Swedish entity has significant losses carry forward at December 31, 2012, which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish current tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance at December 31, 2012.

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

        On November 27, 2006, we sold 6,800,000 ordinary shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686. On November 27, 2006, we completed the initial public offering of 26,100,000 (including the above mentioned 6,800,000 ordinary shares) of our ordinary shares on The New York Stock Exchange and on August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares on The New York Stock Exchange. On March 25, 2010, the all-share acquisition of Genesis was completed and increased our outstanding ordinary shares by 34,348,858. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha. As part of this transaction our outstanding ordinary shares increased by 29,846,611. On August 5, 2011 and September 19, 2011, we announced that AerCap's Board of Directors approved a share repurchase program. On November 2, 2011 we completed the share repurchase program for 2011. During 2011, we acquired 9,402,663 ordinary shares for a consideration of $100 million, with an average share price of $10.64. On June 5, 2012 we announced that AerCap's Board of Directors approved a share repurchase program. On December 6, 2012 we completed the share repurchase program for 2012. During 2012 we acquired a total number of 26,535,939 ordinary shares for a consideration of $320 million with an average share price of $12.06. All repurchased shares have been cancelled by the Board of Directors in accordance with the authorizations obtained from the Company's shareholders.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

17. Share capital (Continued)

        As of December 31, 2012, our authorized share capital consists of 250,000,000 ordinary shares with a par value of €0.01. Our outstanding ordinary share capital as per December 31, 2012 included 113,363,535 ordinary shares.

        The changes in accumulated other comprehensive loss by component for the year ended December 31, 2012 are:

	Net change in fair value of derivatives	Net change in fair value of pension obligations	Total
	(US dollars in thousands)
Beginning balance	$(8,513)	$—	$(8,513)

Current-period other comprehensive loss	(1,360)	(4,528)	(5,888)

Ending balance	$(9,873)	$(4,528)	$(14,401)

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

        We apply the provisions of ASC 718 in accounting for the Cerberus Funds Equity Grants. In addition to formal vesting restrictions, the terms of the Cerberus Funds Equity Grants contained provisions which allowed the Cerberus Funds to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Cerberus Fund Equity Grants have exchanged their Cerberus Fund shares or share options for our shares or options on our shares and the restrictions from selling their vested interests have lapsed. All share options granted under the Cerberus Funds Equity Plan are exercisable for a period of ten years from the date of issuance.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

        For options valued with a Black-Scholes option pricing model, we have used the following assumptions:

Volatility	38.25% - 39.90%
Expected life	5.00 - 5.93 years
Risk-free interest rate	4.67% - 4.72%
Dividend yield rate	0.00%

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

        A summary of activity during the years ended December 31, 2010, 2011 and 2012 for all issuances under the Cerberus Funds Equity Plan is set forth below. Because the number of shares and share options under the Cerberus Funds Equity Plan are shares and share options of the Cerberus Funds, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Cerberus Funds shares.

Number of Restricted Shares/Options
Beginning outstanding January 1, 2010	2,211,360
Exercises of Cerberus Funds shares/options for direct holdings of AerCap shares	(1,465,395)

Ending outstanding December 31, 2010	745,965

Beginning outstanding January 1, 2011	745,965
Forfeitures	—

Ending outstanding December 31, 2011	745,965

Beginning outstanding January 1, 2012	745,965
Exercised	(635,197)

Ending outstanding December 31, 2012	110,768

        There are no remaining share options which are still subject to future vesting criteria.

AerCap Holdings NV Equity Grants

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours ("NV Equity Plan 2006"). The NV Equity Plan provides for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares, restricted share units and other share awards ("NV Equity Grants") to participants of the plan selected

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 Company's shares.

        The terms and conditions of NV Equity Grants, including vesting provisions for share options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each NV Equity Grant is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no share option period may extend beyond ten years from the date of grant; (b) the option price per share for incentive share options may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive share option is granted; and (c) incentive share options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive share options for the first time by an option holder during any calendar year is $100,000 or less, with any additional share options being treated as nonqualified share options. As of December 31, 2012, we have 1,712,500 share options outstanding under the NV Equity Plan 2006 which have been granted to certain of our current and former employees. In addition, as of December 31, 2012, we have 64,782 share options outstanding under the NV Equity Plan 2006 which have been granted to certain of our current and former Non-Executive Directors.

        Following is a summary of option issuances to-date under the NV Equity Plan:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2010	2,575,000	NA
Forfeitures	(612,500)	NA
Options issued during year	321,041	22.54

Options outstanding at December 31, 2010	2,283,541	NA

Options outstanding at January 1, 2011	2,283,541	NA
Forfeitures	(150,000)	NA
Options exercised during year	(100,000)	2.95
Options issued during year	23,662	11.29

Options outstanding at December 31, 2011	2,057,203	NA

Options outstanding at January 1, 2012	2,057,203	NA
Forfeitures	—	NA
Options exercised during year	—	NA
Options issued during year	19,833	13.72

Options outstanding at December 31, 2012	2,077,036	NA

        The weighted average remaining contractual term of the 2.1 million options outstanding at December 31, 2012 is 5.1 years. The weighted average grant date fair value for options issued in 2008 is

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

$1.52 per option. Total share-based compensation recognized for the above options was $2,339, $1,431 and nil for the years ending December 31, 2010, 2011 and 2012, respectively. In light of the difficult economic environment prevailing at the end of 2008, the Nomination and Compensation Committee adjusted the performance criteria for the performance tranches relating to fiscal years 2010, 2011 and 2012. This change has been accounted for as a modification to the NV Equity Plan 2006 with respect to the performance-based options for those years and the weighted average fair values above for issuances which include the tranches subject to the modification include the fair values as of the date of modification. For both the original and modified award, vesting criteria were not probable of being met at the time of the modification, therefore in accordance with ASC 718, no additional expense was recognized as a result of the modification. As of December 31, 2011, we have completely recognized the share-based compensation expenses related to NV Equity Grants. There are no remaining share options which are still subject to future vesting criteria.

        The value of the options issued under the NV Equity Plan 2006 was calculated by a Black-Scholes option pricing model using the following assumptions:

Volatility	33.92% - 38.42%
Expected life	5.33 - 6.53 years
Risk-free interest rate	1.89% - 4.20%
Dividend yield rate	0.00%

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

        In addition to the share options, as of December 31, 2012 a total number of 2,145,228 AER restricted share units are outstanding under the NV Equity Plan 2006 which have been granted to certain of our employees. All restricted share units are subject to vesting conditions. 350,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2016. 925,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2015. 435,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2015. 135,228 of these restricted share units will vest, subject to the vesting conditions, on February 16, 2015. 100,000 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2014. The remaining 200,000 share units will vest, subject to the vesting conditions, on May 31, 2013.

        In March 2012, the Board of Directors approved a new equity incentive plan ("Equity Incentive Plan 2012") that is designed to promote our interests by enabling us to attract, retain and motivate employees, consultants and advisors, or those who may become employees, consultants or advisors, and align their interests with ours. The Equity Incentive Plan 2012 provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

18. Share-based compensation (Continued)

available to be granted under the plan is equivalent to 2,000,000 of our shares. The terms and conditions of awards, including vesting provisions for stock options, restricted shares and restricted share units, are determined by the Nomination and Compensation Committee. Unlike the Equity Incentive Plan 2006, the Equity Incentive Plan 2012 is not open for equity awards to our Directors.

        In 2012, a total of 255,000 restricted share units were issued under the Equity Incentive Plan 2012 to certain employees of the Company. 165,000 of the restricted share units will vest on May 31, 2015 based on both time and performance based criteria. The performance criteria related to these restricted share units take into account the Company's average performance (such as EPS) over a number of years with a view to promote and encourage good performance over a prolonged period of time. The remaining 90,000 restricted share units were issued to certain employees of the Company not including the Executive Officers described on page 73.These restricted share units will vest on March 31, 2016 and they are time-based only. As of December 31, 2012, all restricted share units remain outstanding.

        Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to NV restricted share units of approximately $7.2 million during 2013, $6.9 million during 2014, $3.2 million in 2015 and $0.5 million in 2016

19. Pension plans

        We operate defined benefit plans and a defined contribution pension plan for our employees. These plans do not have a material impact on our Consolidated Balance Sheets, Consolidated Income Statements and prior period presentation.

  Defined benefit plans:

        We provide an insured defined benefit pension plan covering our Dutch employees ("Dutch Plan") based on years of service and career average pay. The Dutch plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2012 we recognized a $2.1 million, net of tax, actuarial loss in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 4.0%, which was 6.0% in 2011, and various assumptions regarding the future funding and pay out. At December 31, 2012 we recorded a liability in Accrued expenses and other liabilities of $2.9 million which covers our projected benefit obligation exceeding the plan assets.

        We provide a defined benefit pension plan covering some of our Irish employees ("Irish Plan") based on years of service and final pensionable pay. The Irish plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants, but will continue to accrue benefits for existing participants as of June 30, 2009. We determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2012 we recognized a $2.4 million, net of tax, actuarial loss in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 4.2%, which was 5.8% in 2011, and various assumptions regarding the future funding and pay out. At December 31, 2012 we recorded a liability in Accrued expenses and other liabilities of $2.7 million which covers our projected benefit obligation exceeding the plan assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

19. Pension plans (Continued)

  Defined contribution plan:

        We provide a defined contribution pension plan for the Irish employees that are not covered by the defined benefit plan. In the year ended December 31, 2012 contributed $0.2 million (2011: $0.2 million). No amounts were outstanding in respect of pension contributions at December 31, 2012.

20. Segment information

Reportable Segments

        We manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft and engines.

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2010	2011	2012
United States of America	8.4%	8.8%	12.1%
Russia	11.3%	10.3%	9.4%
Germany	12.0%	9.3%	9.0%

        The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets in 2012 based on each airline's principal place of business for the years indicated:

2012
United States of America	16.6%
Russia	11.4%

        During the years ended December 31, 2010, 2011 and 2012, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

21. Selling, general and administrative expenses

        We had 356 (including 204 AeroTurbine employees), 153 and 159 persons in employment as of December 31, 2010, 2011 and 2012, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2010	2011	2012
Personnel expenses(1)(3)	$39,708	$52,262	$44,645
Travel expenses	5,130	5,862	7,098
Professional services	13,752	13,159	17,906
Office expenses	4,067	3,943	3,506
Directors expenses	4,789	5,582	4,786
Aircraft management fee(2)	6,395	26,841	641
Mark-to-market on derivative instruments and foreign currency results	(1,651)	2,811	(2,914)
Other expenses	8,437	10,286	7,741

	$80,627	$120,746	$83,409

(1)
Includes share-based compensation of $2,875, $6,159 and $7,128 in the years ended December 31, 2010, 2011 and 2012, respectively.

(2)
Includes a charge of $24,500 relating to the buy-out of the Genesis portfolio servicing rights in the year ended December 31, 2011.

(3)
Includes termination and severance payments of $5,151 in the year ended December 31, 2011.

22. Asset impairment

        Asset impairment includes the following expenses:

	2010	2011	2012
Flight equipment (Note 5)	$11,764	$23,323	$12,625
Discontinued operations	(3,532)	(8,902)	—
Intangible lease premium (Note 9)	2,673	1,173	—

	$10,905	$15,594	$12,625

        Our long-lived assets, include: flight equipment, inventory and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        We performed an impairment analysis of our long-lived assets during the year 2012 and as of December 31, 2012. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive. In addition, we believe that residual values of older aircraft

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

22. Asset impairment (Continued)

are more exposed to non-recoverable declines in value in the current economic environment. If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years.

        In the year ended December 31, 2012, we recognized an impairment charge of $12.6 million in income from continuing operations. The impairment charge recognized related to four older A320 aircraft and one Boeing 737 classic, four of which are older than 15 years of age as of December 31, 2012.

        As of December 31, 2012 we owned 212 aircraft of which nine were older than 15 years. The nine aircraft had a net book value of $134.1 million which represented 1.9% of our total flight equipment held for operating lease. The undiscounted cash flows of the nine aircraft older than 15 years were estimated at $151.3 million, which represents 12.9% excess above net book value. After the impairments earlier in the year as of December 31, 2012 all nine aircraft passed the recoverability test, including one aircraft that was impaired after the lease was terminated following a lessee default during the year. The nine aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 89%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

        Separately, as part of a required disclosure, we have 10 aircraft whose undiscounted cash flows do not substantially exceed their carrying value as of December 31, 2012. We have defined 10% as substantial. The aggregated carrying value of the 10 aircraft on December 31, 2012 amounted to $240.7 million, and their aggregated net book value was $247.3 million, which represented 3.1% of our total flight equipment held for operating lease.

        There can be no assurance that the Company's estimates and assumptions regarding the economic environment, or the period or strength of recovery, made for purposes of the long-lived asset impairment tests will prove to be accurate predictions of the future. A deterioration in the global economic environment and a decrease of appraised values will have a negative effect on the undiscounted cash flow, which might then trigger impairment on some of the nine aircraft which are older than 15 years or other aircraft in our portfolio.

23. Earnings per ordinary share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. As disclosed in Note 18, there are 4.5 million share options

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

23. Earnings per ordinary share (Continued)

and restricted shares outstanding under the NV Equity Plan, however the diluted earnings per ordinary share is insignificant and therefore not different from the basic earnings per ordinary share. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Net income for the computation of basic and diluted earnings per share	$207,573	$172,224	$163,655
Weighted average ordinary shares outstanding	114,952,639	146,587,752	131,492,057

Basic and diluted earnings per ordinary share	$1.81	$1.17	$1.24

24. Related party transactions

        AerDragon ("AerDragon") consists of two joint venture companies Dragon Aviation Leasing Company Limited based in China and AerDragon Aviation Partners Limited based in Ireland. Both companies are owned 50% by China Aviation Supplies Holding Company, 25% by affiliates of Crédit Agricole and 25% by AerCap. In 2007, AerCap assigned a purchase right it had with Airbus under AerCap's 1999 forward order agreement relating to an A320 aircraft which was then directly acquired by AerDragon. In addition, during 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. Both of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. AerCap charged AerDragon a total of $0.6 million as a guarantee fee and for these management services during 2012. We apply equity accounting for our 25% investment in both joint venture companies. Accordingly, the income statement effect of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the year ended December 31, 2006 and the year ended December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees $4.1 million, $3.3 million and $3.0 million the years ended December 31, 2010, 2011 and 2012, respectively.

        On November 11, 2010 we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in AerLift and a 50% interest in AerLift Jet.

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

2013	$1,248
2014	1,836
2015	1,897
2016	1,574
2017	1,544
Thereafter	385

$8,484

Legal proceedings

Litigation

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

VASP Litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the "STJ") dismissed our then-pending appeal and on April 5, 2006 a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap's extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. However, our external legal counsel informed us that it would be normal practice to take such an opinion into consideration. There are no assurances though whether the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

25. Commitments and contingencies (Continued)

        On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if VASP prevails on the issue of liability, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

        In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP's default under seven leases that were governed by English law. VASP was served with process in Brazil in October 2007 and in response filed an application challenging the jurisdiction of the English court, which we opposed. VASP also applied to the court to adjourn the hearing on its jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008 the English court dismissed VASP's applications.

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009 we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap's application and entered an order ratifying the English judgment. VASP appealed that order; however, the order is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

        On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP have appealed this ruling to the full panel of the STJ. Our counsel expect a ruling on these appeals in the course of this year. However, in the interim, there is uncertainty regarding (a) the legal representation of VASP and (b) the proper venue in which to bring AerCap's claim based on the English judgment. While VASP was in bankruptcy, its legal representative was the bankruptcy trustee. At present, however, the trustee has no legal capacity to represent VASP and it is unclear who does have such capacity. AerCap is presently awaiting a resolution of these issues. In the event the bankruptcy is reinstated, AerCap will have the right to file a claim in the bankruptcy proceeding seeking (a) damages and/or (b) an offset against any award VASP may win on its claims against AerCap. We cannot provide any assurance as to the outcome of this claim.

        In addition to its claim in the English courts, AerCap has also brought an action against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts have granted an order for service of process, VASP opposed service in Brazil, but the STJ ruled that service of process on VASP had been properly completed. However, the revocation of VASP's bankruptcy and the trustee's resulting loss of capacity to act for VASP have delayed AerCap's attempts to enforce its Irish claims.

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

        Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil a statutory penalty equal to double the face amount of the Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court. In June 2010, the AerCap Lessors and the GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals have since been admitted for hearing. AerCap's Brazilian attorneys believe AerCap's special appeal is well-grounded and has a reasonable chance of success.

        In July 2011, Transbrasil sued for provisional enforcement of the 2010 Judgment and submitted its alleged calculation of the statutory penalty, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants have opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil's calculations are greatly exaggerated. These arguments, and the defendants' appeals on the merits of the case, will be determined on appeal.

        Transbrasil has also initiated proceedings to determine the amount of damages that it allegedly suffered due to the defendants' attempts to collect on the Notes. The court has appointed an expert to determine the amount of such damages and the AerCap Lessors have appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants' attempts to collect on the Notes.

        In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the "New York Action"), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with (a) their attempts to enforce the Notes and (b) the defense of Transbrasil's lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

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

        The following table summarizes our financial assets and liabilities as of December 31, 2012 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	December 31, 2012	Level 1	Level 2	Level 3
Cash and cash equivalents	$520,401	$520,401	$—	$—
Restricted cash	279,843	279,843	—	—
Derivative assets	9,993	—	9,993	—
Derivative liabilities	(14,677)	—	(14,677)	—

	$795,560	$800,244	$(4,684)	$—

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

        We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company's assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations. In the year ended December 31, 2012, we recognized an impairment of $12.6 million. The impairment recognized related to four older A320 aircraft and one Boeing 737 classic.

        For level 3 assets that were measured at fair value on a non-recurring basis during the year ended December 31, 2012, the following tables presents the fair value of those assets as of the measurement date, valuation techniques and related unobservable input of those assets:

	Fair Value	Valuation Techniques	Unobservable Input	Quantitative Inputs Used
Flight equipment held for operating leases	$20.4 million	Market approach	Third party valuations	$18.0 million - $38.3 million

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

	Fair Value	Valuation Techniques	Unobservable Input	Range
Flight equipment held for operating leases	$5.4 million	Income approach	Discount	8.1%
			Remaining Holding Period	3 years
			Present value of non-contractual cash flows	0%

        During 2012, as a result of the ALS Transaction we also recorded the ALS Coupon Liability under debt and the ALS Note Receivable, under notes receivable, both at initial fair value in accordance with ASC 470 and ASC 805 respectively. Due to the lack of comparable market transactions we determined the ALS Coupon Liability based on the income method using the Company's own assumptions about the market risk of similar or related financial instruments, as well as the cash flow projections involved (level 3 inputs). The ALS Coupon Liability was valued at $97.1 million based on a 5.5% discount rate, which was comparable to the traded yield of the Company's senior unsecured notes on the date of completing the ALS Transaction. The ALS Note Receivable was valued at $67.3 million based on a 6.8% discount rate, which was derived from the overall components of the ALS Transaction (level 2). The subsequent measurement of both the ALS Coupon Liability (ASC 470) and ALS Note Receivable (ASC 320) will follow the method of amortized cost based on retrospective effective interest rate.

        Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature (level 1). The fair value of fixed rate notes is estimated using discounted cash flow analysis using interest rates offered on loans with similar terms to borrowers of similar credit quality (level 2). The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements (level 2).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(US dollars in thousands)

26. Fair value measurements (Continued)

        The carrying amounts and fair values of our most significant financial instruments at December 31, 2011 and 2012 are as follows:

	December 31, 2011		December 31, 2012
	Book value	Fair value	Book value	Fair value
Assets
Restricted cash	$237,325	$237,325	$279,843	$279,843
Derivative assets	21,050	21,050	9,993	9,993
Notes receivable	5,200	5,200	78,163	78,163
Cash and cash equivalents	411,081	411,081	520,401	520,401

	$674,656	$674,656	$888,400	$888,400

Liabilities
Debt	$6,111,165	$5,710,399	$5,803,499	$5,756,519
Derivative liabilities	27,159	27,159	14,677	14,677

	$6,138,324	$5,737,558	$5,818,176	$5,771,196

27. Subsequent events

        No subsequent events have occurred as of March 13, 2013.