Form 20-F
period 2013-12-31
AerCap Holdings N.V.
filed 2014-03-18
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Ordinary Shares, Euro 0.01 par value	113,783,799

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

Large accelerated filer ☒	Accelerated filer ☐	Non accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

  •
  the economic condition of the global airline and cargo industry and the economic and political conditions;

  •
  competitive pressures within the industry;

  •
  the negotiation of aircraft management services contracts;

  •
  our ability to satisfy the conditions or obtain the approvals required to complete our proposed acquisition of International Lease Finance Corporation ("ILFC") (the "ILFC Transaction"), or whether such approvals will contain material restrictions or conditions;

  •
  if completed, the ILFC Transaction may not be successful or achieve its anticipated benefits;

  •
  failure to complete the ILFC Transaction could adversely affect the market price of our ordinary shares as well as our business, financial condition, results of operations and cash flows;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange (the "NYSE"). On August 6, 2007 we completed the secondary offering of 20.0 million additional ordinary shares on the NYSE. On March 25, 2010, the all-share acquisition of Genesis (the "Genesis Transaction") was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC ("Waha") (the "Waha Transaction"). As part of this transaction our outstanding ordinary shares increased by 29.8 million. On October 7, 2011, we closed on the sale of our wholly-owned subsidiary AeroTurbine, Inc ("AeroTurbine") to ILFC (the "AeroTurbine Transaction"). On November 14, 2012 we sold our equity interest in Aircraft Lease Securitisation Limited ("ALS") to a subsidiary of Guggenheim Partners, LLC ("Guggenheim") (the "ALS Transaction"). During 2011 and 2012 we repurchased 35.9 million of our ordinary shares in the market under our share repurchase programs. These shares have all been cancelled. As of December 31, 2013, we had 113.8 million shares issued and outstanding.

        On December 16, 2013, we announced that we entered into a definitive agreement with American International Group ("AIG") under which we will acquire 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG. If the ILFC Transaction is completed, the combined company will retain the name AerCap, and ILFC will become a wholly-owned subsidiary of AerCap. Upon consummation of the ILFC Transaction, our total aircraft portfolio will consist of over 1,300 aircraft and an order book of 379 new aircraft contracted to be delivered as of December 31, 2013. Under the terms of the acquisition agreement, AIG will receive $3.0 billion in cash and 97,560,976 AerCap shares. As part of the ILFC Transaction, AerCap will assume approximately $21 billion of ILFC's debt. In addition, AIG will provide AerCap with a committed five-year $1.0 billion unsecured revolving credit facility. The ILFC Transaction is subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions and is expected to close in the second quarter of 2014. We cannot assure you that we will be able to satisfy the conditions or obtain the approvals required to complete the ILFC Transaction (See "Risk Factors—Risks Related to the ILFC Transaction").

Selected financial data.

        The following table presents AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects". The financial information presented as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report.

 Consolidated Balance Sheet Data:

	As of December 31,
	2009(1)	2010(1)	2011(1)	2012(1)	2013
	(U.S. dollars in thousands)
Assets
Cash and cash equivalents	$182,617	$404,450	$411,081	$520,401	$295,514
Restricted cash	134,866	233,844	244,495	280,653	272,787
Flight equipment held for operating leases, net	5,230,437	8,061,260	7,895,874	7,261,899	8,085,947
Notes receivable	138,488	15,497	5,200	78,163	75,788
Prepayments on flight equipment	527,666	199,417	95,619	53,594	223,815
Other assets	555,427	697,519	462,533	439,088	497,290

Total assets	$6,769,501	$9,611,987	$9,114,802	$8,633,798	$9,451,141

Debt	4,846,664	6,566,163	6,111,165	5,803,499	6,236,892
Other liabilities	509,505	828,427	720,320	707,393	785,071

Total liabilities	5,356,169	7,394,590	6,831,485	6,510,892	7,021,909
AerCap Holdings N.V shareholders' equity	1,258,009	2,211,350	2,277,236	2,122,038	2,425,372
Non-controlling interest	155,323	6,047	6,081	868	3,860

Total equity	1,413,332	2,217,397	2,283,317	2,122,906	2,429,232

Total liabilities and equity	$6,769,501	$9,611,987	$9,114,802	$8,633,798	$9,451,141

(1)
The Consolidated Balance Sheet for the year ended December 31, 2012 includes a reclassification of $51.6 million from deferred income tax asset to deferred income tax liability which was previously presented on a net basis as part of the deferred tax asset. There were no changes to Net Income or Total Equity as a result of this reclassification in that period. No reclassifications were made to the periods prior to 2012 as the impact is not considered material.

  The Consolidated Balance Sheet for the years ended December 31, 2009, 2010, 2011 and 2012 include reclassifications of $5.9 million, $11.4 million, $7.2 million and $0.8 million respectively from restricted cash to other assets or other liabilities. There were no changes to Net Income or Total Equity as a result of this reclassification in the respective periods.

 Consolidated Income Statement Data:

	Year ended December 31,
	2009(1)	2010(1)(2)	2011	2012	2013
	(U.S. dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$581,134	$902,320	$1,050,536	$997,147	$976,147
Net gain (loss) on sale of assets	40,243	36,204	9,284	(46,421)	41,873
Management fee revenue	12,964	12,975	19,059	17,311	20,651
Interest revenue	9,459	3,913	2,761	2,471	5,525
Other revenue	3,692	3,866	12,283	2,012	5,870

Total revenues	647,492	959,278	1,093,923	972,520	1,050,066
Expenses
Depreciation	194,161	307,706	361,210	357,347	337,730
Asset impairment	18,833	10,905	15,594	12,625	26,155
Interest on debt	86,193	233,985	292,486	286,019	226,329
Other expenses	68,067	67,829	73,836	78,241	59,982
Selling, general and administrative expenses	76,628	80,627	120,746	83,409	89,079

Total expenses	443,882	701,052	863,872	817,641	739,275

Income from continuing operations before income taxes and income of investments accounted for under the equity method	203,610	258,226	230,051	154,879	310,791
Provision for income taxes	(953)	(22,194)	(15,460)	(8,067)	(26,026)
Net income of investments accounted for under the equity method	983	3,713	10,904	11,630	10,637

Net income from continuing operations	203,640	239,745	225,495	158,442	295,402
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	2,731	(3,199)	(52,745)	—	—
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	274	—	—	—

Net Income	$206,371	$236,820	$172,750	$158,442	$295,402
Net loss (income) attributable to non- controlling interest, net of tax	(41,205)	(29,247)	(526)	5,213	(2,992)
Net income attributable to AerCap Holdings N.V.	$165,166	$207,573	$172,224	$163,655	$292,410

Net income per share—basic
Continuing operations	$1.94	$1.81	$1.53	$1.24	$2.58
Discontinued operations	$0.03	$(0.03)	$(0.36)	$—	$—
Net income per share—basic	$1.94	$1.81	$1.17	$1.24	$2.58
Net income per share—diluted
Continuing operations	$1.91	$1.84	$1.53	$1.24	$2.54
Discontinued operations	$0.03	$(0.03)	$(0.36)	$—	$—
Net income per share—diluted	$1.94	$1.81	$1.17	$1.24	$2.54

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

        As of December 31, 2013, we had 44 new aircraft on order, which included three A330 aircraft, five A320neo aircraft, nine A350 aircraft, 20 Boeing 737 aircraft (including five purchase rights as part of a Boeing order), and seven Boeing 787 aircraft. If we complete the ILFC Transaction, we expect to have 379 new aircraft on order (as of December 31, 2013). In order to meet our commitments under our forward purchase contracts (and if the ILFC Transaction is completed, under ILFC's forward purchase contracts), and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments, and we may be required to raise additional capital through the issuance of new equity or equity-linked securities. If we issue new equity or equity-linked securities, the percentage ownership of our then current shareholders would be diluted. Any newly issued equity or equity-linked securities may have rights, preferences or privileges senior to those of our ordinary shares.

Our business model depends on the continual re-leasing of our aircraft when current leases expire and the leasing of new aircraft on order, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Between December 31, 2013 and December 31, 2016, aircraft leases accounting for 30.1% of our lease revenues for the year ended December 31, 2013 are scheduled to expire, and the aircraft subject to those leases that we do not sell prior to lease termination will need to be re-leased or the current leases will need to be extended. In 2013, we generated $24.0 million of revenues from leases that are scheduled to expire in 2014, $98.5 million of revenues from leases that are scheduled to expire in 2015 and $124.7 million of revenues from leases that are scheduled to expire in 2016. Our ability to re-lease our existing aircraft or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire or prior to delivery. If we are unable to re-lease an existing aircraft or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

        Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2013, we generated the primary portion of our revenue from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

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

        Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Further or future downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect related risks, and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft default on their leases, our financial results will be adversely affected.

If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results.

        If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft, we may not be able to re-lease the aircraft promptly at favorable rates, if at all. We expect that additional restructurings and/or repossessions with some lessees will occur in the future. If additional repossessions occur we will incur significant costs and expenses that are unlikely to be recouped and terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, all of which may adversely affect our financial results.

We have incurred costs resulting from lessee defaults and may incur similar costs in the future.

        We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and repossession of the related aircraft. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could complicate our efforts to repossess our aircraft in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

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

        During 2013, two of our lessees, leasing three of our aircraft, defaulted. The total cost of these defaults in terms of lost revenue during off-lease periods, impairments and related technical costs, net of the release of deposits and maintenance reserves, totaled $10.5 million during 2013. As a result of the current economic environment, the highly competitive nature of the airline industry and increasing fuel prices, additional lessees might default on their lease obligations or file for bankruptcy in the future. If we are required to repossess an aircraft they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft.

The business of leasing, financing and selling aircraft has historically experienced prolonged periods of oversupply during which lease rates and aircraft values, relating particularly to older and less fuel efficient aircraft, have declined, and any future oversupply could materially and adversely affect our financial results.

        In the past, the business of leasing, financing and selling aircraft has experienced prolonged periods of equipment shortages and oversupply. Over recent years, the business of leasing, financing and selling aircraft has experienced a market that had been characterized by an oversupply of certain older, less fuel-efficient aircraft. The oversupply of a specific type of aircraft typically depresses the lease rates for, and the value of, that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

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

        During recent years, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers. In response, aircraft manufacturers have raised their production output. The increase in these production levels could result in an oversupply of aircraft if growth in projected airline traffic does not meet airline industry expectations.

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

        During the recent global recession, the airline industry substantially curtailed capacity. As traffic demand recovered from late 2009, the continued capacity control resulted in a substantial recovery in financial performance of the airline industry. Although year-on-year growth rates have begun to normalize, the gradual increase in production rates by aircraft manufacturers may increase the risk of renewed overcapacity in the market. The potential for deteriorating financial performance of the airline industry as a result of capacity growth exceeding traffic demand growth could result in lower demand for our aircraft. As a result, the values and lease rates for our aircraft might be negatively impacted.

We were required to write-down the value of some of our assets during 2011, 2012 and 2013, and if economic conditions worsen again or further worsen, we may be required to make additional write-downs.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. We performed impairment analyses of our long-lived assets during the year 2013 and as of December 31, 2013. In these impairment analyses, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the global economic environment. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. In the year ended December 31, 2013, we recognized an aggregated impairment charge of $26.2 million in income from continuing operations. The impairment recognized related to two older A319 aircraft, two Boeing 737-700 aircraft and two older Boeing 747 freighters. The impairment on the Boeing 737-700 aircraft was triggered by the release of $9.9 million of maintenance reserve upon redelivery whereas the impairment on the two Boeing 747 freighters was triggered by the receipt of $17.7 million end-of-lease payments. The impairment on the two older A319 aircraft was the result of our annual assessment whereby we concluded that the net book values were no longer supportable based on the latest cash flow estimates including residual value proceeds. In the years ended December 31, 2011 and 2012, we recognized aggregate impairment charges of $15.6 million and $12.6 million, respectively.

        If conditions significantly worsen again uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years. If so, it is possible that an impairment may be triggered for other long-lived assets in 2014 and that any such impairment amounts may be material. As of December 31, 2013, 13 aircraft were older than 15 years of age, with a net book value of $206.8 million which represented 2.6% of our total flight equipment held for operating lease.

Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results.

        We are currently joint venture partners in several joint ventures. Under the joint venture agreements, we share control over significant decisions with our joint venture partners. Since we have limited control over our joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require our joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results.

Changes in interest rates may adversely affect our financial results.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. As of December 31, 2012 and December 31, 2013, we had $3.5 billion and $3.9 billion, respectively, of floating rate indebtedness outstanding. We incurred floating rate interest expense of $88.2 million in the year ended December 31, 2013. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to protect ourselves against interest rate increases on a portion of our floating-rate liabilities by entering into derivative contracts, such as interest rate caps and interest rate swaps. We remain exposed, however, to changes in interest rates to the extent that our derivative contracts are not correlated to our financial liabilities (Please refer to pages 107-108 for details regarding our interest rate derivatives). In addition, we are exposed to the credit risk that the counter parties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenues generated from leases with lease rates tied to floating interest rates. In the year ended December 31, 2013, 12.9% of our basic lease revenue was attributable to leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected.

        As of December 31, 2013, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $34.2 million on an annualized basis, including the offsetting benefits of interest rate caps and swaps currently in effect, which would be partially offset by an increase in our interest revenue of approximately $3.0 million and lease revenue by approximately $8.0 million on an annualized basis. A decrease in interest rates would result in a saving in our interest expense, which would be partially offset by a reduction in the interest revenue and lease revenue.

Our level of indebtedness requires significant debt service payments.

        As of December 31, 2013, our consolidated indebtedness was $6.2 billion and represented 66% of our total assets as of that date and our interest expense (including the impact of hedging activities) was $226.3 million for the year ended December 31, 2013. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain these levels of indebtedness. If market conditions worsen and precipitate further declines in aircraft- and aviation-related markets, our operations may not generate sufficient cash to service our debt which will have a material adverse impact on us. Our level of indebtedness:

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

        In addition, if the ILFC Transaction is completed, we will assume ILFC's debt of approximately $21 billion and will incur additional debt, including approximately $3.0 billion of debt to finance the ILFC Transaction, which would further exacerbate the risks outlined above.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results.

        A significant number of our aircraft are leased to airlines in emerging market countries. As of December 31, 2013, we leased 47.1% of our aircraft, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated are Brazil, Bulgaria, Chile, China, Czech Republic, Ecuador, Egypt, El Salvador, Hungary, India, Indonesia, Jordan, Mexico, Pakistan, Philippines, Poland, Republic of Korea, Russia, Slovenia, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates and Vietnam. We also may lease aircraft to airlines in other emerging market countries in the future.

        Emerging market countries have less-developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results.

        Through our lessees, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases. Furthermore a disruption in the financial markets, terrorist attacks, high fuel prices or a weak local currency may increase the adverse impact on our lessees.

        Lease rental revenues from lessees based in Europe accounted for 35% of our lease revenues in 2013. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees According to International Air Transport Association ("IATA"), airline passenger traffic in Europe expanded by 3.8% and freight traffic expanded by 1.8% in 2013 compared to 2012. The risk of another economic recession in Europe could adversely impact the financial health of some European airlines including our lessees. A reduction in traffic growth in Europe could lower demand and lease rates and our ability to lease and release our aircraft in Europe.

        Lease rental revenues from lessees based in Asia/Pacific/Russia accounted for 32% of our lease revenues in 2013. In recent periods, Asia has been one of the highest growth areas for airline passenger traffic and freight traffic, which has resulted in strong demand for aircraft from the region. According to IATA, Asian/Pacific airline passenger traffic in 2013 increased by 7.1% compared to 2012. Many airlines in the Asia Pacific region generate a relatively large portion of their revenues from cargo traffic, which contracted regionally by 1% in 2013 and expanded just 1.4% globally in 2013, while global freight capacity increased 2.6%. As a result, if the downturn in the air freight market persists, it could adversely impact individual airline financial performance, including that of our lessees and it could adversely impact cargo aircraft demand and lease rates and our ability to lease and release our freighter aircraft.

        Lease rental revenues from lessees based in North America, accounted for 18% of our lease revenues in 2013. According to IATA, passenger traffic increased by 2.3% compared to 2012, while freight traffic contracted by 0.4% in 2013. The lack of growth in the North American market has been offset by capacity discipline among North American airlines, which increased by only 2% in 2013. The order backlog for North American carriers, however, has increased substantially in recent years, creating the potential for accelerated capacity growth. Continuing slow traffic growth in North America in combination with accelerated capacity growth in 2014 could adversely affect the financial health of some airlines in the region, including our lessees, which also would adversely impact aircraft demand and lease rates and our ability to lease and release our aircraft.

        Lease rental revenues from lessees based in Latin America accounted for 11% of our lease revenues in 2013. Latin American traffic was up 6.3% during 2013, supported by strong growth in Chile, Colombia and Peru, according to IATA. Growth in Latin America was constricted, however, in comparison to traffic growth in 2012, by economic adversity and subsequent subdued traffic growth in Brazil, where domestic traffic only expanded by 0.8%, causing Brazilian airlines to cut capacity by 3.3% in 2013. Continued adverse economic conditions in Brazil or weakening economic conditions in other Latin American countries could still negatively impact the financial health of some Latin American airlines, including our lessees.

        Lease rental revenues from lessees based in Africa/Middle East accounted for 4% of our lease revenues in 2013. In recent years the airline industry in the Middle East experienced tremendous growth as a result of high oil prices, strong economic growth, significant investment in attracting tourism and gradual deregulation of the airline industry. Rapid traffic growth in the Middle East continued in 2013 with passenger traffic growing 11.4% year on year while cargo traffic increased by 12.8% according to IATA. During 2013, the 12% passenger capacity increase in the Middle East already exceeded traffic growth. Due to the region's substantial aircraft order backlog, continued high-paced growth is required to prevent overcapacity. As such the scheduled capacity growth committed by airlines in this region through aircraft orders could have an adverse impact on the financial health of some Middle Eastern airlines, including our lessees.

If we, or our lessees, fail to maintain our aircraft, their value may decline and we may not be able to lease or re-lease our aircraft at favorable rates, if at all, which would adversely affect our financial results.

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

        The aircraft leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services ("GECAS"), ILFC, CIT Aerospace, Aviation Capital Group, Air Lease Corporation, SMBC Aviation Capital, AWAS Aviation Capital Limited, FLY Leasing Limited, BOC Aviation and AirCastle Ltd. On December 16, 2013, we agreed to acquire ILFC from AIG, with the acquisition subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

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

        Some of these competitors currently have greater operating and financial resources than we. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results.

Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition.

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. As of December 31, 2013, 2.6% of our aircraft portfolio by net book value was older than 15 years. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. This risk would increase if the ILFC Transaction is completed because ILFC has an older aircraft portfolio. In addition, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

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

        New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, Irkut Sukhoi Company (JSC) in Russia and Commercial Aircraft Corporation of China, Ltd. in China could someday produce aircraft that compete with current offerings from Airbus, ATR, Boeing, Bombardier and Embraer. Additionally, new manufacturers may develop aircraft that compete with established aircraft types from Boeing and Airbus, and the new products could put downward price pressure on and decrease the marketability for aircraft from Boeing and Airbus. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft.

        Additionally, the market may not be able to absorb the scheduled production increases by Airbus and Boeing. If the additional capacity scheduled to be produced by the manufacturers exceeds the additional future requirement for capacity the resultant overcapacity could have a negative effect on aircraft values and lease rates. Also the financial community would be required to increase their lending volume to match the increase in aircraft production. As a result of the increased funding requirement for new deliveries, the cost of lending or the ability to obtain debt could be negatively affected if lending capacity does not increase in line with the increased aircraft production.

Airbus and Boeing have launched new aircraft types, which could decrease the value and lease rates of aircraft we own.

        Airbus and Boeing have launched several new aircraft types in recent years, including the Boeing 787 family, the Boeing 737 MAX family, the Boeing 777X, the Airbus A320neo family and the Airbus A350 family. The first variant of the Boeing 787 was introduced in 2011, with the other new aircraft types scheduled to be introduced into service between 2014 and 2020. The availability of these new aircraft types may have an adverse effect on the residual value and future lease rates of current technology aircraft. The development of these new aircraft could decrease the desirability of current technology aircraft and thereby increase the supply of current technology aircraft in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for these types of aircraft.

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

        Following the terrorist attacks of September 11, 2001, however, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for third party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases.

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

Conflicts of interest may arise between us and customers who utilize our fleet management services, which may adversely affect our business interests.

        Conflicts of interest may arise between us and third-party aircraft owners, financiers and operating lessors who hire us to perform fleet management services such as leasing, re-leasing, lease management and sales services. Our servicing contracts require that we act in good faith and not unreasonably discriminate against serviced aircraft in favor of our owned aircraft. Nevertheless, competing with our fleet management customers may result in strained relationships with these customers, which may adversely affect our business interests.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results. As of December 31, 2013, less than 0.5% of our flight equipment held for operating leases, by net book value, related to engines available for lease on a standalone basis.

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

We are subject to various risks and requirements associated with transacting business in foreign countries.

        Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States or other governments or organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act ("FCPA"), and other federal statutes and regulations, including those established by the Office of Foreign Asset Control ("OFAC"). Under these laws and regulations, the government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, operating results, and financial condition.

        We have implemented and maintain in effect policies and procedures designed to ensure compliance by us, our subsidiaries and our directors, officers, employees, consultants and agents with respect to FCPA, OFAC and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. We cannot assure you, however, that our directors, officers, employees, consultants and agents will not engage in conduct for which we may be held responsible. Violations of the FCPA, OFAC and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

There is a limited number of aircraft and engine manufacturers and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could adversely affect our financial results.

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

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization, or ICAO, have adopted a more stringent set of standards for noise levels which apply to engines manufactured or certified beginning in 2006. Currently, United States regulations do not require any phase-out of aircraft that qualify with the older standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

        In addition to more stringent noise restrictions, the United States, European Union and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations or indirect taxation. For example, the European Union issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any European Union country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. Similar legislation is currently being proposed in the United States. Limitations on emissions such as the one in the European Union could favor younger more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

        Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We cannot assure you that we will be in complete compliance with these laws, regulations or permits at all times. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

We are the manager for several securitization vehicles and joint ventures and our financial results would be adversely affected if we were removed from these positions.

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2013, we generated revenue of $20.7 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results could be materially and adversely affected.

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

A cyber-attack that bypasses our information technology, or IT, security systems, causing an IT security breach, may lead to a material disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

        Parts of our business depend on the secure operation of our computer systems to manage, process, store, and transmit information associated with aircraft leasing. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyber-attack could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cyber-security, our resources and technical sophistication may not be adequate to prevent all types of cyber-attacks.

Risks Related to the Aviation Industry

Interruptions in the capital markets could impair our lessees' ability to finance their operations which could prevent the lessees from complying with payment obligations to us.

        The global financial markets have been highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Many of our lessees have expanded their airline operations through borrowings and are leveraged. These lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable or available only at high interest costs or on unfavorable terms, and to the extent financial markets do not allow equity financing as an alternative, our lessees operations and operating results may be adversely affected and they may not comply with their respective payment obligations to us.

The global sovereign debt crisis could result in higher borrowing costs and more limited availability of credit, as well as impact the overall airline industry and the financial health of our lessees.

        On June 10, 2013, Standard & Poor's Ratings Group, Inc., or Standard & Poor's, affirmed its long-term sovereign credit rating on the United States of America of AA+, but revised the rating outlook to stable from negative. Previously, on August 5, 2011, Standard & Poor's lowered its long-term sovereign credit rating on the United States of America from AAA to AA+. While the government entered a partial shutdown on October 1, 2013 because of U.S. lawmakers' failure to reach an agreement on raising the debt ceiling, the government was re-opened 16 days later after lawmakers ratified current spending levels until January 15, 2014 and raised the debt ceiling to a level sufficient to accommodate normal borrowing until approximately February 13, 2014. On February 15, 2014, U.S. lawmakers suspended the debt ceiling through March 15, 2015. The affirmation reflected Standard & Poor's view of the strengths of the U.S. economy and monetary system, as well as the U.S. dollar's status as the world's key reserve currency. The ratings also take account the high level of U.S. external indebtedness, Standard & Poor's view of the effectiveness, stability, and predictability of U.S. policymaking and of political institutions and the U.S. fiscal performance. In addition, significant concerns regarding the sovereign debt of numerous other countries have developed and required some of these countries to seek emergency financing. Specifically, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, thus reducing the purchasing power of our European customers. Many of the structural issues facing the Eurozone remain and problems could resurface that could have significant adverse effects on our business, results of operations, financial condition and liquidity, particularly if they lead to sovereign debt default, significant bank failures or defaults and/or the exit of one or more countries from the European Monetary Union (the "EMU"). Financial market conditions could, however, materially worsen if, for example, consecutive Eurozone countries were to default on their sovereign debt, significant bank failures or defaults in these countries were to occur, and/or one or more of the members of the Eurozone were to exit the EMU. Further, the effects of the Eurozone debt crisis could be even more significant if they lead to a partial or complete break-up of the EMU. The partial or full break-up of the EMU would be unprecedented and its impact highly uncertain. The exit of one or more countries from the EMU or the dissolution of the EMU could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and lead to complex and lengthy disputes and litigation.

        The downgrade of the credit rating of the United States and the ongoing European debt crisis have contributed to the instability in global credit markets. The sovereign debt crisis could further adversely impact the financial health of the global banking system, not only due to its exposure to the sovereign debt, but also by the imposition of stricter capital requirements, which could limit availability of credit. Further, the sovereign debt crisis could lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets and/or reduced economic conditions could have a material adverse effect on our business, financial condition and liquidity.

Airline reorganizations could impair our lessees' ability to comply with their lease payment obligations to us.

        In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, over the past several years, certain airlines have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

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

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. The perception of a structural shortage in oil supplies resulted in the 2008 oil price boom, and saw fuel prices increase to historical highs before declining substantially as a result of the 2008-09 global recession, the subsequent political unrest in North Africa and the fear of political unrest spreading to the large oil exporting countries in the Middle East resulted in rising fuel prices thereafter. A return to 2008 historically high fuel prices that are not hedged appropriately would have a material adverse impact on airlines' profitability. Swift movements in fuel prices when airlines have hedged their fuel costs can adversely affect profitability and liquidity as airlines may be required to post cash collateral under hedge agreements. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully offsets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse effect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft repossessions, increase our costs of servicing and marketing our aircraft, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results.

If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results.

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in the Ukraine, Iraq, Syria, the Israeli/Palestinian conflict, tension over the nuclear programs of Iran and North Korea, political instability in North Africa and the Middle East, and the dispute between Japan and China may lead to further instability in these regions. Future terrorist attacks, war or armed hostilities, or the fear of such events in the above or any other region, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

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

        The outbreak of epidemic diseases, such as previously experienced with Severe Acute Respiratory Syndrome (SARS) and H1N1 (swine flu), could materially and adversely affect passenger demand for air travel. Similarly the lack of air travel demand and/or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters including floods, earthquakes and volcano eruptions could impact the financial health of certain airlines including our lessees. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results. Additionally the potential reduction in air travel demand could result in lower demand for aircraft and consequently lower market values that would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        Currently, our largest shareholder is Waha which owns 26.2% of our ordinary shares. If we complete the ILFC Transaction, AIG will be our largest shareholder and will own approximately 46% of our ordinary shares and will be entitled, pursuant to a shareholder agreement, to elect two members of our board of directors. Waha, and AIG, if the ILFC Transaction is completed, may be able to significantly influence fundamental corporate matters and transactions, including the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

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

        In 2013, the Financial Accounting Standards Board ("FASB") issued a second Exposure Draft proposing substantial changes to existing lease accounting. This second Exposure Draft sets out a new accounting standard for lessee accounting under which a lessee would recognize a "right-of-use" asset representing its right to use the underlying asset and a liability representing its obligation to pay lease rentals over the lease term. A lessor would account for its leases under either a "receivable and residual" approach or continue an accounting approach similar to today's operating lease accounting. When assessing how to subsequently account for a lease, a lessee and a lessor would classify a lease as either "Type A" or "Type B" on the basis of whether or not a lessee is expected to consume more than an insignificant portion of the economic benefits embedded in the underlying asset. Type A leases are leases where the lessee is expected to consume more than an insignificant portion of the economic benefits embedded in a leased asset. Type B leases are leases where the lessee is not expected to consume more than an insignificant portion of the economic benefits embedded in a leased asset. The second Exposure Draft in 2013 also proposes a practical expedient, under which an entity would classify a lease largely on the basis of the nature of the underlying asset such that most leases of property would be Type B leases and most leases of non-property would be Type A leases. The FASB received significant feedback on the second Exposure Draft and it is possible that an alternative approach will be included in a final standard, possibly without any changes to lessor accounting. The proposals do not contain an effective date for the proposed changes; however, we believe it is unlikely that a new lease accounting standard will be effective prior to 2017. At present, we are unable to assess the effects an adoption of the new lease standard will have on our financial statements. If the proposals are adopted as included in the second Exposure Draft in 2013, we believe the presentation of our financial statements, and those of our lessees, will be materially impacted.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We cannot yet determine whether we will be classified as a PFIC for the 2014 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan (including the ILFC Transaction) may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2013, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland Limited and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carry-forwards against future taxable trading income in Ireland.

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

Risks Related to the ILFC Transaction

We may be unable to satisfy the conditions or obtain the approvals required to complete the ILFC Transaction or such approvals may contain material restrictions or conditions.

        The consummation of the ILFC Transaction is subject to numerous conditions, including (i) the approval by our shareholders, which was received on February 13, 2014, and (ii) the receipt of certain regulatory approvals. We cannot assure you that the ILFC Transaction will be consummated on the terms or timeline currently contemplated, or at all. We have expended and will continue to expend management's time and resources and incur expenses due to legal, advisory and financial services fees related to the ILFC Transaction. Governmental agencies may not approve the ILFC Transaction or the related transactions necessary to complete it, or may impose conditions to any such approval or require changes to the terms of the ILFC Transaction. In addition, any relevant regulatory body may impose requirements on us subsequent to the completion of the ILFC Transaction, and we may be subject to additional compliance requirements subsequent to the completion of the ILFC Transaction. Any such conditions or changes could have the effect of delaying completion of the ILFC Transaction, imposing costs on or limiting the revenues of the combined company following the ILFC Transaction or otherwise reducing the anticipated benefits of the ILFC Transaction. Any condition or change may result in burdensome conditions on ILFC and/or us under the acquisition agreement and might cause AIG and/or us to restructure or terminate the ILFC Transaction or the related transactions.

If completed, the ILFC Transaction may not be successful or achieve its anticipated benefits.

        If the ILFC Transaction is completed, we may not successfully realize anticipated growth or cost-savings opportunities or integrate our business and operations with those of ILFC. After the ILFC Transaction, we will have significantly more revenue, expenses, assets and employees than we did prior to the ILFC Transaction. In the ILFC Transaction, we will also be assuming all of the liabilities of ILFC and taking on other obligations. We may not successfully or cost-effectively integrate ILFC's business and operations into our business and operations. Even if the combined company is able to integrate ILFC's businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities or cost-savings that we currently expect from the ILFC Transaction within the anticipated time frame, or at all.

The ILFC Transaction may prove disruptive and could result in the combined business failing to meet our expectations.

        The process of integrating our operations with ILFC may require a disproportionate amount of resources and management attention. If the ILFC Transaction is completed, our future operations and cash flows will depend largely upon our ability to operate the combined company efficiently, achieve the strategic operating objectives for the combined business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine AerCap and ILFC and operate the combined company, our management team will need to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention to difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

The ILFC Transaction could adversely impact our relationship with our customers and may result in the departure of key personnel.

        If completed, the ILFC Transaction could cause disruptions in our business. For example, our customers may refrain from leasing or re-leasing our aircraft until they determine whether the ILFC Transaction will affect our business, including, but not limited to, the pricing of our leases, the availability of certain aircraft, and our customer support. Our customers may also choose to lease aircraft and purchase services from our competitors until they determine whether the ILFC Transaction will affect our business or our relationship with them. Uncertainty concerning potential changes to us and our business could also harm our ability to enter into agreements with new customers. In addition, key personnel may depart for a variety of reasons, including perceived uncertainty regarding the effect of the ILFC Transaction on their employment.

Failure to complete the ILFC Transaction could adversely affect the market price of our ordinary shares as well as our business, financial condition, results of operations and cash flows.

        If the ILFC Transaction is not completed for any reason, the price of our ordinary shares may decline to the extent that the market price of our ordinary shares reflects positive market assumptions that the ILFC Transaction will be completed and the related benefits will be realized. In addition, significant expenses such as legal, advisory and financial services, many of which generally will be incurred regardless of whether the ILFC Transaction is completed, must be paid. Under the acquisition agreement, under certain limited circumstances, we must pay ILFC a termination fee.

Investors holding our ordinary shares immediately prior to the completion of the ILFC Transaction will, in the aggregate, have a significantly reduced ownership and voting interest in us after the ILFC Transaction and will exercise less influence over management.

        Investors holding our ordinary shares immediately prior to the completion of the ILFC Transaction will, in the aggregate, own a significantly smaller percentage of the combined company immediately after the completion of the ILFC Transaction. Immediately following the completion of the ILFC Transaction, AIG will hold approximately 46% of our ordinary shares, and our existing shareholders, including Waha, will hold approximately 54% of our ordinary shares. The ordinary shares received by AIG will be subject to certain voting restrictions and standstill provisions. Furthermore, pursuant to the terms of the acquisition agreement, AIG will be entitled to nominate two directors for election to our board of directors. Consequently, existing shareholders, collectively, will be able to exercise less influence over the management and policies of the combined company than they are able to exercise over the management and our policies immediately prior to the completion of the ILFC Transaction.

After the completion of the ILFC Transaction, sales of our ordinary shares may negatively affect the market price thereof.

        Immediately following the completion of the ILFC Transaction, it is expected that AIG will hold approximately 46% of our ordinary shares, and our existing shareholders, including Waha, will hold approximately 54% of our ordinary shares. The ordinary shares to be issued in the ILFC Transaction to AIG will be subject to a lock-up period which will expire in stages over a 9 to 15 month periods, following the closing of the ILFC Transaction. Sales by AIG of these ordinary shares, or the perception in the market that these sales could occur, following the expiration of the lock-up period may negatively affect the price of our ordinary shares following the ILFC Transaction.

Item 4.    Information on the Company

        We are an integrated global aviation company with a leading market position in aircraft leasing. It is our strategy to acquire aviation assets at attractive prices, lease the assets to suitable lessees, and manage the funding and other lease related costs efficiently. We also provide aircraft management services. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Arab Emirates, with a total of 163 employees, as of December 31, 2013.

        We operate our business on a global basis, providing aircraft to customers in every major geographical region. As of December 31, 2013, we owned 236 aircraft and seven engines, managed 69 aircraft, had 44 new aircraft on order, which included five A320neo aircraft, three A330 aircraft, nine A350 aircraft, 20 Boeing 737 aircraft (including five purchase rights as part of a Boeing order) and seven Boeing 787 aircraft. In addition, we had entered into sales contracts for four aircraft. We also have a 20.3% ownership interest in a joint venture that owned, or had on order, 33 aircraft as of December 31, 2013, which was not included in the above.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk of the residual value of the equipment at the end of the lease. As of December 31, 2013, our owned and managed aircraft were leased to 89 commercial airline and cargo operator customers in 48 countries and managed from our offices in The Netherlands, Ireland, the United States, Singapore, China and the United Arab Emirates.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. From January 1, 2011 to December 31, 2013, we executed over 400 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft portfolio. Between January 1, 2011 and December 31, 2013, our weighted average owned aircraft utilization rate was 98.8%. Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the NYSE. On August 6, 2007 we completed the secondary offering of an additional 20.0 million of our ordinary shares on the NYSE. On March 25, 2010, the Genesis Transaction was completed and increased our outstanding ordinary shares by 34.3 million. On November 11, 2010, we completed the Waha Transaction. As part of this transaction our outstanding ordinary shares increased by 29.8 million. During 2011 and 2012, we repurchased 35.9 million of our ordinary shares in the market under our share repurchase programs. These shares have all been cancelled. As of December 31, 2013, we had 113.8 million shares issued and outstanding.

        On December 16, 2013, we announced that we entered into a definitive agreement in connection with the ILFC Transaction. If the ILFC Transaction is completed, the combined company will retain the name AerCap, and ILFC will become a wholly-owned subsidiary of AerCap. Upon consummation of the ILFC Transaction, our total aircraft portfolio will consist of over 1,300 aircraft and an order book of approximately 379 new aircraft contracted to be delivered as of December 31, 2013. Under the terms of the acquisition agreement, AIG will receive $3.0 billion in cash and 97,560,976 AerCap shares. As part of the transaction, AerCap will assume approximately $21 billion of ILFC's debt. In addition, AIG will provide AerCap with a committed five-year $1.0 billion unsecured revolving credit facility. The ILFC Transaction is subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions and is expected to close in the second quarter of 2014. We cannot assure you that we will be able to satisfy the conditions or obtain the approvals required to complete the ILFC Transaction (See "Risk Factors—Risks Related to the ILFC Transaction").

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

        Efficiently Manage Our Liquidity.    As of December 31, 2013, we had access to $0.9 billion of committed undrawn credit facilities, excluding the financing facilities related to the ILFC Transaction. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures, note issuance and export/import financings including European Export Credit Agencies ("ECA") guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows.

        Expand Our Aircraft Portfolio.    We intend to grow our portfolio of aircraft through new aircraft purchases, sale-leasebacks, airline refleetings, acquisitions and other opportunistic transactions that increase our aircraft portfolio. We will rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we intend to continue to rebalance our aircraft portfolio through acquisitions and sales to maintain the appropriate mix of aviation assets by age and type to meet our customers' needs.

        Maintain a Diversified and Satisfied Customer Base.    We currently lease our owned and managed aircraft to 89 different airlines in 48 different countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach and quality product offering and strong portfolio management capabilities.

        Selectively Pursue Acquisitions.    We intend to selectively pursue acquisitions that we believe will provide us with benefits currently not available to us, such as the ILFC Transaction, the Genesis Transaction and the Waha Transaction. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

        ILFC Acquisition.    If we complete the ILFC Transaction, we will focus on integration in the short term while maintaining the efficiency of our operations in order to achieve our operational, financial and strategic objectives. We plan to continue to execute our business strategy described above with modifications as deemed appropriate.

Aircraft Portfolio

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of December 31, 2013, we owned 236 aircraft and managed 69 aircraft. We also have a 20.3% ownership interest in a joint venture that owned, or had on order, 33 aircraft as of December 31, 2013, which was not included in the above. The weighted average age of our 236 owned aircraft was 5.4 years as of December 31, 2013. We believe that we own one of the youngest aircraft fleets in the world. As of December 31, 2013, we also had seven engines on lease on a standalone basis. We operate our aircraft business on a global basis and as of December 31, 2013, 232 out of our 236 owned aircraft and each of our seven owned engines were on lease to 74 commercial airline and cargo operator customers in 42 countries. The four aircraft off-lease as of December 31, 2013 were subject to lease agreements as of December 31, 2013. Two of these aircraft have been delivered since December 31, 2013 and the remaining two are scheduled for delivery in the first and second quarters of 2014.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2013:

			Managed portfolio & AerDragon
	Owned portfolio
					Number of aircraft under Purchase/sale contract	Total owned, Managed and ordered aircraft
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order(1)
Airbus A300 Freighter	—	—	1	—	—	1
Airbus A319	24	7.4%	6	—	—	30
Airbus A320	92	32.7%	28	—	—	120
Airbus A320neo	0	—	—	5	—	5
Airbus A321	8	3.4%	14	—	—	22
Airbus A330	33	27.9%	5	3	(2)	39
Airbus A350	—	—	—	9	—	9
Boeing 737 Classics	1	0.1%	10	—	(1)	10
Boeing 737 (NG)	67	25.6%	32	20	—	119
Boeing 747 Freighter	2	0.5%	—	—	—	2
Boeing 757	—	—	2	—	—	2
Boeing 767	3	1.3%	2	—	(1)	4
Boeing 777	—	—	2	—	—	2
Boeing 787	—	—	—	7	—	7
CRJ 900	4	0.8%	—	—	—	4
ERJ 170	2	0.3%	—	—	—	2

Total	236	100.0%	102	44	(4)	378

(1)
Includes five A320neo aircraft, three A330 aircraft (including two that are subject to sales contracts) and five purchase rights on Boeing 737 aircraft as part of a Boeing order.

        If we complete the ILFC Transaction, we expect to have a portfolio of approximately 1,300 aircraft with over 85% of the total aircraft portfolio, by value, consisting of A320, A330, Boeing 737NG and Boeing 777 family aircraft.

Aircraft on Order

        As of December 31, 2013, we had 44 new aircraft on order, which included five A320neo aircraft, three A330 aircraft, nine A350 aircraft, 20 Boeing 737 aircraft (including five purchase rights as part of a Boeing order) and seven Boeing 787 aircraft.

        If we complete the ILFC Transaction, we expect to have aircraft purchase orders for approximately 379 new aircraft (as of December 31, 2013). Due to our order book of aircraft, we believe that we are well positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, maintenance, repair and overhaul service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions. Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large scale committed funding to acquire new and used aircraft.

        As of December 31, 2013, we had $0.9 billion of committed undrawn credit facilities, excluding the financing facility related to the ILFC Transaction.

        As of December 31, 2013, excluding five purchase rights, there were 39 aircraft contracted for purchase, including the following:

  •
  Three A330 aircraft scheduled for delivery in 2014 and 2015, of which two are subject to sales contracts;

  •
  Five Boeing 737-800 aircraft scheduled for delivery in 2014 under the American Airlines purchase and leaseback agreement;

  •
  15 LATAM Airlines Group ("LATAM") aircraft (nine A350 aircraft and six Boeing 787 aircraft), under a purchase and leaseback agreement, scheduled for delivery between 2014 and 2018;

  •
  Five A320neo aircraft scheduled for delivery in 2016;

  •
  Ten Boeing 737-800 forward order aircraft scheduled for delivery in 2015; and

  •
  One Boeing 787 aircraft scheduled for delivery in 2014.

        We expect to finance our new aircraft acquisitions through a combination of secured or unsecured debt, using our already committed lines and new commercial facilities to be put in place.

Aircraft Subject to Sale Agreements

        As of December 31, 2013, we had entered into sale contracts to sell two new aircraft (including one which will be sold to a related party) and two other aircraft. The following table provides information regarding the agreements in place and executed for the sale of these four aircraft as of December 31, 2013.

Aircraft type	Number of aircraft	Agreement	New/Used	Owned/Managed
Airbus A330-300	2	Sale agreement	New	Owned
Boeing 737-400	1	Sale agreement	Used	Managed
Boeing 767-300ER	1	Sale agreement	Used	Managed

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

        Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. From January 1, 2011 to December 31, 2013, we purchased 71 aircraft and sold 94 aircraft, which included or related to the following significant historical transactions:

        In December 2005, we placed an order with Airbus for the forward purchase of 70 aircraft, including eight aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, we notified Airbus that we would not take delivery of the eight aircraft subject to reconfirmation rights. In 2009 four additional aircraft were added to the forward order. As of December 31, 2013, all 66 aircraft had been delivered, 12 of which were subsequently sold.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009, two additional A330 aircraft were added to the forward order. As of December 31, 2013, all 32 aircraft had been delivered, 12 of which were subsequently sold.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft delivering in 2015 and five purchase rights.

        In 2011, we entered into a purchase and leaseback transaction with American Airlines for 35 Boeing 737-800 aircraft, all of which had been delivered as of December 31, 2013. On July 30, 2013, we signed an agreement with American Airlines for six additional aircraft, one of which had been delivered as of December 31, 2013 and the remaining five of these aircraft are expected to be delivered in 2014.

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, two new Boeing 787-8s from LATAM's order backlog and ten Airbus A330-200s with an average age of four years from LATAM's existing fleet. As of December 31, 2013 ten aircraft had been purchased and leased back to LATAM.

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

        Our contract lease terms generally range from 12 months to 168 months. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking redelivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

        Upon expiration of an operating lease, we extend the lease term, take redelivery of the aircraft, remarket and re-lease it to new lessees or sell the aircraft. Typically, we re-lease our leased aircraft well in advance of the expiration of the then-current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed over 400 aircraft transactions between January 1, 2011 and December 31, 2013.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2011 and December 31, 2013, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2011	2012	2013	Total/ Average
New leases on new aircraft	14	27	21	62
New leases on used aircraft	16	19	30	65
Extensions of lease contracts	19	10	23	52
Average lease term for new leases (months)(1)	133.7	149.3	163.4	148.8
Average lease term for re-leases (months)(1)	80.8	61.9	59.2	67.3
Average lease term for lease extensions (months)(2)	30.5	35.2	47.6	37.8
Aircraft purchases	13	20	38	71
Aircraft sales	21	59	14	94
Average aircraft utilization rates(3)	98.5%	98.5%	99.5%	98.8%

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

(3)
Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionately to the net book value of the aircraft at the end of the period measured.

	Managed Aircraft
Activity	2011	2012	2013	Total/ Average
New leases on new aircraft	—	—	—	—
New leases on used aircraft	1	1	4	6
Extensions of lease contracts	3	8	7	18
Average lease term for re-leases (months)(1)	20.0	72.0	49.5	47.2
Average lease term for lease extensions (months)(2)	27.0	27.3	44.9	33.1
Aircraft purchases	—	—	—	—
Aircraft sales	8	11	14	33

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

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to redeliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, there is normally an end-of-lease compensation adjustment for the difference at redelivery. As of December 31, 2013, 112 of our 236 owned aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as income at the end of the prior lease.

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

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 85 aircraft under defaulted leases with 41 different lessees in 28 jurisdictions.

        The following table provides information regarding the percentage of lease revenue arising from leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2013.

Lessee	Percentage of 2013 lease revenue
American Airlines	10.9%
Aeroflot Russian Airlines	7.4%
Virgin Atlantic Airways	6.2%
TUI Aviation	4.4%
LATAM	4.2%
Asiana Airlines	3.7%
Alitalia	3.5%
Air China	3.0%
Air France	2.8%
TAP (Transporte Aéreos Portugueses)	2.7%
Sichuan Airlines	2.6%
VRG Linhas Aereas	2.5%
Other(1)	46.1%
Total	100%

(1)
Consists of 74 individual lessees. No other lessee accounted for more than 2.5% of our lease revenue in 2013.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast-growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2013.

Country	Percentage of 2013 lease revenue
United States of America	17.3%
Russia	9.6%
United Kingdom	8.4%
China	8.0%
Germany	7.1%
Chile	4.9%
Italy	4.0%
Korea	3.7%
Brazil	2.9%
France	2.8%
Portugal	2.7%
Other(1)	28.6%
Total	100%

(1)
No other country accounted for more than 2.5% of our lease revenue in 2013.

        As of December 31, 2013, leases representing approximately 30.1% of our lease revenues in 2013 were scheduled to expire before December 31, 2016. As of December 31, 2013, of our 236 owned aircraft, 232 aircraft were on lease and had a weighted average remaining lease period per aircraft of 80 months and four aircraft were off-lease. The aircraft off-lease were subject to lease agreements as of December 31, 2013. Two of these aircraft have been delivered since December 31, 2013 and the remaining two are scheduled for delivery in the first and second quarters of 2014.

        The following table sets forth as of December 31, 2013 the number of leases that were scheduled to expire between December 31, 2013 and December 31, 2027 as a percentage of our 2013 lease revenue.

Year	Percentage of 2013 lease revenue(1)	Number of aircraft with leases expiring
2014	4.9	11
2015	10.1	28
2016	12.8	31
2017	5.7	16
2018	6.9	24
2019	11.7	23
2020	12.2	25
2021	5.2	13
2022	7.0	17
2023	4.5	6
2024	4.3	8
2025	2.4	6
2026	5.8	14
2027	2.0	10
Total	95.5%	232

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2013 (1.8%), revenue from the off-lease aircraft (2.3%), revenue from the leasing of engines (0.3%) and lease revenue from the aircraft subject to lease-in lease-out transactions (0.1%).

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2011	2012	2013
United States of America	8.8%	12.1%	17.3%
Russia	10.3%	9.4%	9.6%

        The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets in 2013 based on each airline's principal place of business for the years indicated:

	2012	2013
United States of America	16.6%	22.2%
Russia	11.4%	10.4%

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivable are from entities located throughout the world. We generally obtain deposits on leases and obtain collateral in flight equipment on notes receivable. During the year ended December 31, 2013 we had one lessee, American Airlines, that represented 10.9% of total lease revenue. During the years ended December 31, 2012 and 2011 we had no lessees that represented at least 10% of total lease revenue.

        During the years ended December 31, 2011, 2012 and 2013, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

Financing

        Our management analyzes sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, and since 2006, we have raised in excess of $20.0 billion of new financings, including bank debt, governmental secured debt, securitization and debt capital markets.

  Credit Facilities

        In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of a broad range of aircraft. In June 2011, we amended this credit facility to allow for an additional two year revolving period with a three year term-out period, extending the facility to June 2016, and amending the facility size to $775.0 million. The facility size was increased to $800.0 million in 2012. In May 2013, the facility was amended to increase the facility size to $1.1 billion and to allow for an additional two year revolving period with a three year term-out period, extending the maturity date to June 2018. This amendment also allows us to increase the size of the facility in the future if certain conditions are met. This facility provides us with large scale committed financing allowing us to rapidly execute aircraft portfolio purchases. Following the initial closing, the facility size was increased from $1.1 billion to $1.3 billion.

        In November 2012, we entered into a $285.0 million unsecured revolving credit facility for general corporate purposes, which we subsequently increased to $290.0 million. Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank and RBS Securities Inc. were joint lead arrangers for the facility. This facility provides us with additional flexibility allowing us to rapidly capitalize on opportunities in the market.

        In October 2013, we entered into a $180.0 million unsecured revolving and term loan facility for general corporate purposes. The size of the facility may be increased up to $250.0 million in the aggregate if certain conditions are met. DBS Bank Ltd. acted as Mandated Lead Arranger and Bookrunner on the transaction. The facility provides us with additional committed capital and significant flexibility.

        On December 16, 2013, AerCap Ireland Capital Limited ("AerCap Capital"), a wholly-owned subsidiary of AerCap, entered into a $2.75 billion bridge credit agreement (the "Bridge Facility") with UBS AG, Stamford Branch, as administrative agent, and Citibank N.A. as syndication agent. The proceeds from the facility may be used to finance the ILFC Transaction. Additionally, AerCap Capital entered into a $1.0 billion unsecured revolving credit facility with AIG, the proceeds of which will become available upon the closing of the ILFC Transaction for general corporate purposes.

  Securitizations

        Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing.

        Since 1996, we have raised over $35.0 billion of funding in the global financial markets including over $11 billion of funds through initial issuances and refinancings in the aircraft securitization market.

  •
  In May 2007, we completed a $1.7 billion securitization of 70 aircraft subject to operating leases. This securitization was a refinancing of our 2005 securitization and is non-recourse. In the refinancing, we added 28 aircraft to the structure. On November 14, 2012, we sold 100% of our interest in the E-Notes, the equity securities issued by the securitization, to Guggenheim; and

  •
  In June 2008, our consolidated subsidiary Aircraft Lease Securitisation II Limted ("ALS II") closed a $1.0 billion aircraft securitization. The securitization provides long-term non-recourse funding for 30 A320 family aircraft which are part of the 70 aircraft order placed by us.

  Export Credit Facilities

        As of December 31, 2013, 13 A330 aircraft, 33 A320 family aircraft, two Boeing 737-800 aircraft and four CRJ aircraft have been financed in export credit facilities with banks and financial institutions, which contained the negotiated terms pursuant to which the ECAs, the Export-Import Bank of the United States (U.S. Ex-Im Bank) and Export Development Canada (EDC) agreed to provide guarantees. From time to time, the ECA facilities have been amended to cover certain additional aircraft and an ECA capital markets transaction in relation to three A330 aircraft was completed.

  Issuance of Notes

        In May 2012, we issued $300 million aggregate principal amount of 6.375% senior unsecured notes, which will mature on May 30, 2017. The notes were issued through our subsidiary, AerCap Aviation Solutions B.V. ("AerCap Aviation"), and initially guaranteed by AerCap Holdings N.V., and subsequently also by AerCap Ireland Ltd. Part of the proceeds of these notes were used to repay $170.0 million of outstanding indebtedness.

  Transactions

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

  •
  additional ECA-guaranteed facilities with a total of $246.0 million;

  •
  long-term secured debt with banks to finance up to six Boeing 737-800 aircraft to be delivered to American Airlines with a total of $192.0 million;

  •
  a pre-delivery payment facility in order to partially finance the pre-delivery payment amounts on ten of our Boeing 737-800 forward order with a total of $200.0 million; and

  •
  other secured financings with a total of $307.0 million.

        During 2013, we signed financing facilities in the amount of $5.9 billion, including the following:

  •
  amendment and extension of the AerFunding credit facility with a total of $1.3 billion;

  •
  unsecured facilities, including a $180.0 million senior unsecured revolving credit facility;

  •
  long-term secured debt with banks to finance up to seven Boeing 737-800 aircraft to be delivered to American Airlines with a total of $232.0 million;

  •
  a $2.75 billion bridge credit facility, the proceeds of which may be used to finance the ILFC Transaction;

  •
  a $1.0 billion unsecured revolving credit facility, the proceeds of which will become available upon the closing of the ILFC Transaction for general corporate purposes; and

  •
  other secured financings with a total of $423.0 million.

Joint Ventures

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

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("CAS") and affiliates of Crédit Agricole Corporate and Investment Bank ("CA-CIB) establishing AerDragon with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited who agreed to become a shareholder in AerDragon. As at December 31, 2013, AerDragon was 50% owned by CAS, 20.3% owned by us, 20.3% owned by CA-CIB, and 9.4% owned by East Epoch Limited. As at the date of this report CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. On December 30, 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft to be delivered in the years 2014 to 2016. AerDragon had 20 aircraft on lease to 9 airlines as of December 31, 2013, including one acquired from AerCap during the first quarter of 2013. In addition to the aircraft on lease at December 31, 2013, AerDragon had 13 aircraft yet to be delivered including one A330 that AerDragon contracted to purchase from AerCap.

        We have reassessed our ownership and have determined that AerDragon remains a variable interest entity, in which we continue to not have control and are not to be primary beneficiary of AerDragon. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

        AerCap Partners I.    In June 2008, AerCap Partners I , a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2013, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap

Partners I. At December 31, 2013, AerCap Partners I had $163.9 million of indebtedness outstanding under its senior debt facility.

        The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited ("AerCap Partners 767") was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I's subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

        We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the primary beneficiary. As such, we have consolidated AerCap Partners I's and AerCap Partners 767's financial results in our consolidated financial statements.

        Joint ventures with Waha.    In 2010, we entered into two joint ventures with Waha , with us owning 50% in AerLift Jet and 40% in AerLift . AerLift Jet owned four CRJ aircraft, and AerLift owned eight aircraft as of December 31, 2013. We have determined that the joint ventures are variable interest entities. For AerLift Jet we are the primary beneficiary. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the primary beneficiary and accordingly, we account for our investment in AerLift under the equity method of accounting.

        Other joint ventures.    In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a variable interest entity in which we have control and we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

        We also own 42.3% of AerData, an integrated software solution provider for the aircraft leasing industry, which provides and manages our main corporate management system ("CMS"). AerData's impact to our financial results is not material.

        We guarantee debt obligations on behalf of joint venture entities in the total amount of $308.6 million as of December 31, 2013.

        The effect on equity attributable to us due to changes in ownership interest in subsidiaries was nil in the years ended December 31, 2011, 2012 and 2013.

Relationship with Airbus

        We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when Daimler AG (formerly known as Daimler-Benz AG and DaimlerChrysler AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., a shareholder of Airbus, was one of our founding shareholders. In the last ten years, we, directly or through our joint ventures, have contracted to purchase over 100 commercial jet aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

Relationship with Boeing

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft and five purchase rights. In recognition that our customers operate and often seek aircraft alternatives from both Airbus and Boeing, the Boeing order is a response to the needs and interests of our customers.

Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2013, we had aircraft management and administration and cash management service contracts with 14 parties covering over 220 aircraft, four of which accounted for 92% of our aircraft services revenue in 2013. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

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

        We provide cash management and administrative services to securitization vehicles and joint ventures. Cash management services consist of treasury services such as the financing, refinancing, hedging and ongoing cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2013, were AerCap Ireland Ltd., Aircraft Lease Securitisation II Ltd., AerFunding I Ltd., and Genesis Funding Ltd. AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2011	December 31, 2012	December 31, 2013
Amsterdam, The Netherlands	74	77	79
Shannon, Ireland	54	54	55
Fort Lauderdale, FL	15	17	16
Other(1)	10	11	13

Total	153	159	163

(1)
We lease small offices in the United States, Shanghai (China), the United Arab Emirates and Singapore.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although under Netherlands law we may be required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must take into account the interests of the company and its stakeholders.

Organizational Structure

        AerCap Holdings N.V. is a holding company which holds directly and indirectly consolidated investments in four main operating companies, most of which in turn own special purpose entities which hold our aircraft assets. AerCap Holdings N.V. employs 39 people and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our 50% economic interests in AerCap Partners II (three aircraft) and a 50% ownership interest in a joint venture with Waha (four aircraft). The four principal operating subsidiaries, their share ownership and the identity of their significant asset owning subsidiaries are detailed below.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands, and through its special purpose subsidiaries, owns the economic interests in 22 aircraft. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services B.V. is located in Amsterdam, The Netherlands and had 40 employees as of December 31, 2013. AerCap Group Services B.V. does not own significant assets, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and holds our economic interests in ALS II, which owns 30 aircraft and in Genesis Funding Ltd ("GFL"), which owns 37 aircraft and it holds our 50% economic interests in AerCap Partners I (11 aircraft). In addition, AerCap Ireland Limited owns 94 aircraft and seven engines directly or through single aircraft owning special purpose entities and holds the economic interests in AerFunding (33 aircraft). AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon. AerCap Ireland Limited had 55 employees as of December 31, 2013.

        AerCap, Inc. is 100%-owned by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had 16 employees as of December 31, 2013 and provides a range of services to other asset owning companies in the AerCap group of companies.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our competition is comprised of major aircraft leasing companies including GECAS, ILFC, CIT Aerospace, Aviation Capital Group, Air Lease Corporation, SMBC Aviation Capital, AWAS Aviation Capital Limited, FLY Leasing Limited, BOC Aviation and AirCastle Ltd. On December 16, 2013, we agreed to acquire ILFC from AIG, with the acquisition subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

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

Regulation

        While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. Our lessees, however, are subject to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees' jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries' aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

        In addition, under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Also, to perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we are required to have a license from the Irish regulatory authorities, which we have obtained.

Facilities

        We lease a 38,750 square foot office facility in Amsterdam, The Netherlands. The lease runs through March 31, 2018. We lease our Shannon, Ireland facility under a 21-year lease (10,000 square feet) and a 19 year lease (6,000 square feet) which began March 28, 2008 and June 18, 2010 respectively, and have options to terminate both leases in 2018 and in 2024.

        In addition to the above facilities, we also lease small offices in New York (New York), Fort Lauderdale (Florida), Shanghai (China), the United Arab Emirates and Singapore.

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

VASP Litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of São Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the "STJ") dismissed our then-pending appeal and on April 5, 2006 a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap's extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While, our external legal counsel informed us that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

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

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009 we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap's application and entered an order ratifying the English judgment. Although VASP appealed that order, the order is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

        On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

        In addition to its claim in the English courts, AerCap has also brought an action against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts granted an order for service of process. Although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP's bankruptcy, the Irish action is now moving forward.

        Our management, based on the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Transbrasil Litigation

        In the early 1990's, two AerCap-related companies (the "AerCap Lessors") leased an aircraft and two engines to Transbrasil S/A Linhas Areas ("Transbrasil"), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation ("GECC") and certain of its affiliates (and collectively with GECC, the "GE Lessors"). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the "Notes") to the AerCap lessors and GE Lessors (collectively the "Lessors") in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

        Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the "Indemnity Claim"). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

        In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the "Provisional Enforcement Actions"): one to enforce the award of statutory penalties; a second to recover attorneys' fees related to that award and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil's calculations were greatly exaggerated.

        Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants' attempts to collect on the Notes.

        In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the "New York Action"), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and the defense of Transbrasil's lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

        In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil has appealed this ruling to another panel of the STJ.

        Our management, based on the facts and the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Iran Sanctions Disclosure

        Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if during 2013, AerCap or any of its affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, AerCap would be required to disclose information regarding such transactions in our annual report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012. During 2013, AerCap did not engage in any transactions with Iran or with persons or entities related to Iran.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

        You should read this discussion in conjunction with our audited consolidated financial statements and the related notes included in this annual report. Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See "Item 3. Key Information—Risk Factors" and "Special Note About Forward Looking Statements".

Overview

        Net income attributable to AerCap Holdings N.V. for the full year 2013 was $292.4 million, compared to $163.7 million in 2012. Adjusted net income was $299.9 million for the full year 2013, compared to $258.0 million in 2012. Adjusted net income excludes non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation, charges to interest expense from the early repayment of secured loans, the loss on sale of the ALS portfolio and transaction expenses related to the ILFC Transaction. Please refer to page 74 for the reconciliation of adjusted net income (and adjusted earnings per share) to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2013 and 2012. Total basic earnings per share for the full year 2013 were $2.58. Adjusted basic earnings per share were $2.64. The average number of outstanding basic shares was 113.5 million for the year ended December 31, 2013. Net interest margin, or net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps, was $663.6 million for full year 2013.

Major Developments in 2013

  •
  On March 26, 2013, Cerberus Capital Management, L.P. ("Cerberus"), through its affiliate, Fern S.a.r.l, sold approximately 8.2 million ordinary shares in AerCap, reducing Cerberus' stake in AerCap to less than 0.1%.

  •
  On May 6, 2013, East Epoch Limited agreed to become a new shareholder of AerDragon , AerCap's operating lease joint venture that primarily serves the aviation markets in China and Asia. CAS, a founder of AerDragon, agreed to simultaneously increase its investment in AerDragon. This was in addition to the previously committed capital increase agreed by CAS and the other founders of AerDragon, AerCap and CA-CIB. These new investments when completed will bring AerDragon's total share capital to $268.5 million. As of the date of this report AerDragon's total capital was $223.5 million.

  •
  On May 13, 2013, we amended our AerFunding revolving credit facility with Credit Suisse AG, Bank of America Merrill Lynch and RBC Capital Markets and the other lenders party thereto. The amendment increased the facility size to $1.3 billion and extended the final maturity to June 2018.

  •
  On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, two new Boeing 787-8s from LATAM's order backlog and ten Airbus A330-200s with an average age of four years from LATAM's existing fleet. As of December 31, 2013 ten aircraft had been purchased and leased back to LATAM.

  •
  On October 21, 2013, we closed a $180.0 million senior unsecured revolving and term loan facility. The five year facility comprises a three year revolving period followed by a two year term loan period. The size of the facility may be increased up to $250.0 million in the aggregate if certain conditions are met. DBS Bank Ltd. acted as mandated lead arranger for a syndicate of ten banks.

  •
  On December 16, 2013, we announced the ILFC Transaction. Assuming the consummation of the ILFC Transaction, the combined company will retain the name AerCap, and ILFC will become a wholly-owned subsidiary of AerCap. Under the terms of the agreement, AIG will receive $3.0 billion in cash and 97,560,976 AerCap shares. After the ILFC Transaction, AerCap's total aircraft portfolio will be valued at approximately $35 billion, with a fleet of over 1,300 aircraft and an order book of 379 new aircraft contracted to be delivered as of December 31, 2013. As part of the transaction, AerCap will assume approximately $21 billion of ILFC's debt. The ILFC Transaction is expected to close in the second quarter of 2014, subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

  •
  On December 16, 2013, AerCap Ireland Capital Limited ("AerCap Capital"), a wholly-owned subsidiary of AerCap, entered into a $2.75 billion bridge credit agreement with UBS AG, Stamford Branch, as administrative agent, and Citibank N.A. as syndication agent. The proceeds from the facility may be used to finance the ILFC Transaction.

  •
  On December 16, 2013, AerCap Capital entered into a $1.0 billion revolving credit facility with AIG, the proceeds of which will become available upon the closing of the ILFC Transaction for general corporate purposes.

Liquidity and Access to Capital

        Aircraft leasing is a capital-intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2013, we had 44 new aircraft on order, which included three A330 aircraft, five A320neo aircraft, nine A350 aircraft, 20 Boeing 737 aircraft (including five purchase rights as part of a Boeing order) and seven Boeing 787 aircraft. Furthermore, while we have secured the Bridge Facility to fund, in part, the purchase price of the ILFC Transaction, we may need to incur additional debt to consummate the ILFC Transaction. As a result, we will need to raise additional funds through a combination of borrowings under committed debt facilities as well as arranging additional financings, the net proceeds of which will be used to meet pre-delivery and final delivery payment obligations in addition to financing the ILFC Transaction. We may also need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

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

Non-Cash Charge for Share-based Compensation

        The non-cash charge for share-based compensation, net of tax, was $8.1 million for the full year 2013. The charge relates to restricted shares and restricted share units in AerCap Holdings N.V. which are held by members of our senior management and independent directors. The charge did not reduce our net equity.

Non Cash Income for Mark-to-market of Interest Rate Caps

        The non-cash income for mark-to-market of interest rate caps, net of tax and non-controlling interest, was $10.2 million for the full year 2013. We use interest rate caps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps do not qualify for hedge accounting under U.S. GAAP and the periodic mark-to-market gains or losses of our caps is recorded as interest expense.

Aviation Assets

        We acquired $1.8 billion of aviation assets including 38 aircraft in 2013. Total assets were $9.5 billion as of December 31, 2013. Total assets increased 9% during 2013 which was driven primarily by the acquisition of new aircraft. As of December 31, 2013, we owned 236 aircraft and seven engines, managed 69 aircraft, had 44 new aircraft on order, which included three A330 aircraft, five A320neo aircraft, nine A350 aircraft, 20 Boeing 737 aircraft (including five purchase rights as part of a Boeing order) and seven Boeing 787 aircraft. We also have a 20.3% ownership in a joint venture that owned, or had on order, 33 aircraft as of December 31, 2013, which was not included in the above.

Factors Affecting Our Results

        Our results of operations have been affected by a variety of factors, primarily:

  •
  the number, type, age and condition of the aircraft we own;

  •
  aviation industry market conditions including general economic and political conditions;

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

  •
  the utilization rate of our aircraft;

  •
  the recognition of non-cash share-based compensation expense related to the issuance of restricted stock and stock options to our employees and our Non-Executive Directors by the Cerberus funds which controlled 100% of our stock at the time of the acquisition by AerCap Holdings C.V. (which we acquired in 2006) of AerCap B.V. in 2005 and the issuance by AerCap of stock options to our employees; and

  •
  interest rates which affect our aircraft lease revenues, our interest on debt expense and the market value of our interest rate derivatives.

Factors Affecting the Comparability of Our Results

AeroTurbine Transaction

        On August 2, 2011, we entered into an agreement with ILFC for the sale of AeroTurbine. The AeroTurbine Transaction was completed on October 7, 2011. The purchase price for all of the outstanding shares of AeroTurbine was $228.0 million. As a result of the sale we recognized a loss from discontinued operations of $52.8 million in the year ended December 31, 2011. The loss consisted of: (1) $22.5 million of bank fees, legal fees and contractual incentive payments to AeroTurbine management, (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer; and (3) a $21.6 million book loss. The sale resulted in a $119.9 million increase of our cash position, net of incentive payments and net of AeroTurbine's cash held at the transaction date. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. As a result of the agreement with ILFC and based on ASC 205-20, which governs financial statements for discontinued operations, for all periods presented, we have reclassified the results of AeroTurbine into discontinued operations in Consolidated Income Statements. If we complete the ILFC Transaction, AeroTurbine will again become one of our subsidiaries.

ALS Transaction

        On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim for the sale of our equity interest in ALS by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. The total proceeds comprised of the cash received and a contingent asset (the "ALS Note Receivable"), which entitles us to receive future cash flows based on the performance of ALS. The total proceeds were in excess of the fair value of the E-Notes sold and included a financing from Guggenheim to us (the "ALS Coupon Liability"). The repayments of the ALS Coupon Liability are equal to a specified amount of $2.5 million per month until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, are fully repaid. After the repayment of the ALS Coupon Liability, the ALS Note Receivable entitles us to receive future cash up to the total amount paid under the ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership is transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of ALS, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale. As of December 31, 2013, the ALS Coupon Liability was valued at $71.1 million and the ALS Note Receivable was valued at $72.8 million.

        The ALS transaction resulted in a loss, net of tax, of $54.6 million, including transaction expenses of $13.5 million. The ALS Coupon Liability was initially recognized at fair value, at the transaction date, of $97.1 million, using a discount rate of 5.5%. The ALS Coupon Liability is recorded as debt in our Consolidated Balance Sheets. The corresponding ALS Note Receivable was initially recognized at fair value, at the transaction date, of $67.3 million using a discount rate of 6.8%. The ALS Note Receivable is recorded as notes receivable in our Consolidated Balance Sheets. The ALS Coupon Liability and ALS Note Receivable are both subsequently measured at amortized cost using the retrospective effective interest method.

LATAM Transaction

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, including 15 with deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM's order backlog, and ten Airbus A330-200s with an average age of four years, from LATAM's existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values which were based on independent appraised values. As part of the transaction, we made payments of $659 million in June 2013, and allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered.

Guggenheim Transaction

        On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC ("ACSAL"), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution of 19.4% in the equity of ACSAL. The aircraft are subject to long term leases to American Airlines. We will continue to service the Boeing 737-800 portfolio. Based on ASC 840 we concluded that we did not retain a substantial risk of ownership and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

        We have assessed our ownership in ACSAL, and have determined that it is a variable interest entity. We further determined that while we do not have control and are not the primary beneficiary of ACSAL, we do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

Trends in Our Business

        Demand for more technologically-advanced, fuel-efficient aircraft has fueled a steady increase in demand for the A330, A320 and Boeing 737 NG aircraft, the most highly concentrated aircraft in our current portfolio (comprising 86.2% by net book value), over the past several years. We expect that demand for these types of aircraft will remain strong and combined with our orderbook of current and new technology aircraft will result in increased revenues in the future.

        Demand for older, less-fuel efficient aircraft such as older Boeing 737-300s, 400s and 500s (737 classics), Boeing 747 Freighters and older Airbus A320s has declined sharply in recent years. We have strategically managed our aircraft fleet to reduce the exposure to these older aircraft in our fleet, reducing the percentage of older aircraft from 3.4% of our owned fleet in 2011 to 0.9% in 2013. Reducing the number of these aircraft in our fleet protects us from the downward pressure on lease rates for these aircraft and the difficulties in leasing them when their leases expire or are terminated. In addition, we have been engaged in efforts to reduce the weighted average age of our aircraft portfolio, resulting in a decrease from 5.5 years in 2011 to 5.4 years in 2013. We expect our investment in younger, more in-demand aircraft to improve our lease rates as well as our revenues. This risk would increase if the ILFC Transaction is completed because ILFC's aircraft portfolio has a weighted average age of 8.7 years.

        Air traffic demand is returning to 2008 levels as the global economy continues to recover. Emerging markets, including the Asia/Pacific/Russia markets, have exhibited some of the strongest growth in demand. A significant number (56.0% in 2011, 49.6% in 2012 and 47.1% in 2013) of our aircraft are leased to airlines in emerging markets countries. We anticipate that as demand in emerging markets continues to strengthen, our established presence in these areas will lead to increased revenues and future opportunities for growth and expansion.

        In the last several years, we have incurred significant costs resulting from lease defaults. In 2011, 2012 and 2013, we faced defaults from four, five and two of our lessees, respectively. As a result of the current economic environment, the highly competitive nature of the airline industry and increasing fuel prices, we expect that we may face significant costs from additional airline defaults. Costs related to lease defaults include material expenses to repossess flight equipment and maintenance related costs. Despite the costs of lease defaults, we are able to effectively repossess and re-lease aircraft in a timely manner thanks to our sophisticated marketing and technical teams as well as our broad geographic reach and relationships.

Critical Accounting Policies

        Our Operating and Financial Review and Prospects is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

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

        Most of our lease contracts require payment in advance. Rentals received, but unearned under these lease agreements, are recorded as deferred revenue on the balance sheet.

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

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is recognized as an intangible lease premium which is amortized over the term of the related lease in lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft and/or additional gains or losses upon disposal. We review estimated useful life and residual value of aircraft periodically based on our knowledge to determine if they are appropriate and record adjustments on an aircraft by aircraft basis as necessary.

        We apply ASC 360, which addresses financial accounting and reporting for the impairment of long-lived assets and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. We regularly, at least on a quarterly basis, evaluate these events and circumstances. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect 15% of the original manufacture costs, in line with industry standards, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

Impairments

        We have defined a threshold of 10% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The aggregated carrying value of the nine aircraft that did not substantially exceed our 10% threshold on December 31, 2013 amounted to $257.2 million, and their aggregated net book value was $261.8 million, which represented 3.2% of our total flight equipment held for operating lease.

        As of December 31, 2013, we owned 236 aircraft, of which, 13 were older than 15 years. The 13 aircraft had a net book value of $206.8 million which represented 2.6% of our total flight equipment held for operating lease. The undiscounted cash flows of the 13 aircraft older than 15 years were estimated at $234.6 million, which represents 13.5% excess above net book value. As of December 31, 2013, all 13 aircraft passed the recoverability test, including two aircraft that were impaired after their leases were terminated following a lessee default during the year. The 13 aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 90%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

        In the year ended December 31, 2013, we recognized an impairment charge of $26.2 million in income from continuing operations. The impairment charge recognized related to two older A319 aircraft, two Boeing 737-700 aircraft and two Boeing 747 freighters, which were older than 15 years of age as of December 31, 2013.

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

Consolidation

        We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

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

Lease Revenue

        Nearly all of our aircraft lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In the year ended December 31, 2013, 12.9% of our basic aircraft lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

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

        In addition to aircraft-specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described in the bullet points above are influenced by global and regional economic trends, airline market conditions, the supply/demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

        We operate our business on a global basis and as of December 31, 2013, 232 out of our 236 owned aircraft and each of our seven owned engines were on lease to 74 customers in 42 countries, with no lessee accounting for more than 11% of lease revenue for the year ended December 31, 2013. The four aircraft off-lease as of December 31, 2013 were subject to lease agreements at December 31, 2013. Two of these aircraft have been delivered since December 31, 2013 and the remaining two are scheduled for delivery in the first and second quarters of 2014.

        The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Europe	38%	39%	35%
Asia/Pacific/Russia	39%	36%	32%
North America/Caribbean	12%	14%	18%
Latin America	6%	7%	11%
Africa/Middle East	5%	4%	4%

Total	100%	100%	100%

Net Gain (Loss) on Sale of Assets

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

Management Fee Revenue

        We generate management fee revenue through a variety of management services that we provide to non-consolidated aircraft securitization vehicles and joint ventures and third party owners of aircraft. Our management services include leasing and remarketing services, cash management and treasury services, technical advisory services and accounting and administrative services.

Interest Revenue

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

Other Revenue

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

Depreciation

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

Interest on Debt

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

Other Operating Expenses

        Our other operating expenses consist primarily of operating lease-in costs, leasing expenses and provision for doubtful notes and accounts receivable.

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and all had expired as of December 31, 2013.

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

Selling, General and Administrative Expenses

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries, benefits, charges for share-based compensation, severance compensation, professional and advisory costs and office and travel expenses as summarized in Note 19 to our audited consolidated financial statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our U.S. GAAP income from continuing operations before income taxes and our taxable income. Our effective tax rate has varied significantly year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between U.S. GAAP income from continuing operations before income taxes and taxable income.

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

	Year ended December 31, 2012	Year ended December 31, 2013
	(U.S. dollars in millions)
Revenues
Lease revenue	$997.2	$976.1
Net (loss) gain on sale of assets	(46.4)	41.9
Management fee revenue	17.3	20.7
Interest revenue	2.4	5.5
Other revenue	2.0	5.9

Total revenues	972.5	1,050.1
Expenses
Depreciation	357.4	337.7
Asset Impairment	12.6	26.2
Interest on debt	286.0	226.3
Other operating expenses	78.2	49.1
Transaction expenses	—	10.9
Selling, general and administrative expenses	83.4	89.1

Total expenses	817.6	739.3
Income from continuing operations before income taxes and income of investments accounted for under the equity method	154.9	310.8
Provision for income taxes	(8.1)	(26.0)
Net income of investments accounted for under the equity method	11.6	10.6

Net income	158.4	295.4
Net loss (income) attributable to non-controlling interest, net of taxes	5.3	(3.0)

Net income attributable to AerCap Holdings N.V.	$163.7	$292.4

        Revenues.    Our total revenues increased by $77.6 million, or 8.0%, to $1,050.1 million in the year ended December 31, 2013 from $972.5 million in the year ended December 31, 2012. The principal categories of our revenue and their variances were:

	Year ended December 31, 2012	Year ended December 31, 2013	Increase/ (decrease)	Percentage Difference
	(U.S. dollars in millions)
Lease revenue
Basic rents	$931.9	$901.6	$(30.3)	(3.3)%
Maintenance rents and end-of-lease compensation	65.3	74.5	9.2	14.1%
Net gain (loss) on sale of assets	(46.4)	41.9	88.3	190.3%
Management fee revenue	17.3	20.7	3.4	19.7%
Interest revenue	2.4	5.5	3.1	129.2%
Other revenue	2.0	5.9	3.9	195.0%

Total	$972.5	$1,050.1	$77.6	8.0%

        Basic rents decreased by $30.3 million, or 3.3%, to $901.6 million in the year ended December 31, 2013 from $931.9 million in the year ended December 31, 2012. The decrease in basic rents was attributable primarily to:

  •
  a decrease in basic rents of $19.0 million in the year ended December 31, 2013 compared to the year ended December 31, 2012 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft; and

  •
  the sale of 73 aircraft between January 1, 2012 and December 31, 2013 with an aggregate net book value of $2.0 billion at the date of sale (including 50 aircraft sold as part of the ALS Transaction) which was partially offset by the acquisition, during such period, of 58 aircraft for lease with an aggregate net book value of $2.9 billion at the date of acquisition. The sale of older aircraft with higher lease rate factor and timing of sales and purchases resulted in a $9.1 million decrease in basic rents in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

        Maintenance rents and other receipts increased by $9.2 million, or 14.1%, to $74.5 million in the year ended December 31, 2013 from $65.3 million in the year ended December 31, 2012. The increase was primarily attributable to:

  •
  an increase of $26.7 million in regular maintenance rents and end-of-lease compensation relating primarily to the redelivery of two older Boeing 737 aircraft and two older Boeing 747 freighter aircraft in the year ended December 31, 2013 compared to the year ended December 31, 2012, partially offset by

  •
  a decrease of $17.5 million in maintenance revenue and other receipts from airline defaults in the year ended December 31, 2013 compared to the year ended December 31, 2012 due to fewer airline defaults in the year ended December 31, 2013.

        Net gain (loss) on sale of assets increased by $88.3 million, or 190.3%, to a $41.9 million gain in the year ended December 31, 2013 from a $46.4 million loss in the year ended December 31, 2012. In the year ended December 31, 2013, we sold three A330 aircraft, nine Boeing 737 aircraft (including eight aircraft sold as part of the Guggenheim Transaction), one MD-11 aircraft and one Boeing 737 aircraft (both of which were included in net investment in direct finance leases), whereas in the year ended December 31, 2012, we sold 35 A320 aircraft, four A330 aircraft, 14 Boeing 737 aircraft, and six other aircraft. Net loss on sale of assets in the year ended December 31, 2013 of $46.4 million included a $59.9 million loss as a result of the ALS Transaction. Net gain on sale of assets excluding this $59.9 million loss was $13.5 million.

        Management fee revenue increased by $3.4 million, or 19.7%, to $20.7 million in the year ended December 31, 2013 from $17.3 million in the year ended December 31, 2012. The increase was mainly attributable to the additional management fee revenue in 2013 as a result of the ALS Transaction, which closed at the end of 2012.

        Interest revenue increased by $3.1 million, or 129.2%, to $5.5 million in the year ended December 31, 2013 from $2.4 million in the year ended December 31, 2012. The increase was mainly attributable to interest accrued on the ALS Note Receivable.

        Other revenue increased by $3.9 million, or 195.0%, to $5.9 million in the year ended December 31, 2013 from $2.0 million in the year ended December 31, 2012. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees, guarantee fees and non-recurring payments.

        Depreciation.    Depreciation decreased by $19.6 million, or 5.5%, to $337.7 million in the year ended December 31, 2013 from $357.4 million in the year ended December 31, 2012. The decrease was primarily the result of sales of older aircraft with a higher depreciation rate factor which was partially offset by the purchases of new aircraft between January 1, 2012 and December 31, 2013.

        Asset impairment.    In the year ended December 31, 2013, we recognized an aggregated impairment charge of $26.2 million, whereas in the year ended December 31, 2012, we recognized an aggregated impairment charge of $12.6 million. The impairment charge recognized in the year ended December 31, 2013, primarily related to two older Boeing 737-700 aircraft, two older A319 aircraft and two older Boeing 747 freighters. The impairment on the Boeing 737-700 aircraft was triggered by the release of $9.9 million of maintenance reserve upon redelivery and the impairment of the two Boeing 747 freighters was triggered by $17.7 million end of lease payments upon redeliveries. The impairment charge recognized in the year ended December 31, 2012, related to four older A320 aircraft, which were repossessed, and one older Boeing 737 aircraft.

        Interest on Debt.    Our interest on debt decreased by $59.7 million, or 20.9%, to $226.3 million in the year ended December 31, 2013 from $286.0 million in the year ended December 31, 2012. The majority of the decrease in interest on debt was caused by:

  •
  a $26.1 million decrease in the non-cash recognition of mark-to-market charges on derivatives due to a $11.7 million income in the year ended December 31, 2013, compared with a $14.4 million charge in the year ended December 31, 2012;

  •
  a $18.2 million decrease in charges from the early repayment of secured loans to $6.4 million in the year ended December 31, 2013 from $24.6 million in the year ended December 31, 2012;

  •
  a decrease in average outstanding debt balance to $6.0 billion in the year ended December 31, 2013 from $6.1 billion in the year ended December 31, 2012, resulting in a $5.1 million decrease in our interest on debt; and

  •
  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the charges from the early repayment of secured loans, to 3.9% in the year ended December 31, 2013 from 4.1% in the year ended December 31, 2012. The decrease in our average cost of debt resulted in a $5.4 million decrease in our interest on debt.

        Other Operating Expenses.    Our other operating expenses decreased by $29.1 million, or 37.2%, to $49.1 million in the year ended December 31, 2013 from $78.2 million in the year ended December 31, 2012. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Increase/ (decrease)	Percentage difference
	(U.S. dollars in millions)
Operating lease-in costs	$6.1	$0.6	$(5.5)	(90.2)%
Leasing expenses	72.1	48.5	(23.6)	(32.7)%

Total	$78.2	$49.1	$29.1	37.2%

        Our operating lease-in costs decreased by $5.5 million, or 90.2%, to $0.6 million in the year ended December 31, 2013 from $6.1 million in the year ended December 31, 2012. The decrease was primarily due to the expiration of our remaining lease-in, lease-out transactions.

        Our leasing expenses decreased by $23.6 million, or 32.7%, to $48.5 million in the year ended December 31, 2012 from $72.1 million in the year ended December 31, 2012. The decrease was primarily due to a decrease of $25.5 million in expenses relating to airline defaults and restructurings. We recognized expenses of $15.5 million relating to airline defaults and restructurings in the year ended December 31, 2013, which related to defaults and restructurings that occurred in 2012 and 2013. In the year ended December 31, 2012, we recognized expenses of $41.2 million relating to airline defaults and restructurings. Other leasing expenses increased by $1.8 million in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

        Transaction expenses.    In the year ended December 31, 2013 we incurred $10.9 million of transaction expenses related to the ILFC Transaction.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $5.7 million, or 6.8%, to $89.1 million in the year ended December 31, 2013 from $83.4 million in the year ended December 31, 2012. The increase was primarily caused by an $8.8 million increase in personnel expenses partially offset by lower professional fees.

        Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.    For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method increased by $154.9 million, or 100.6%, to $310.8 million in the year ended December 31, 2013 from $154.9 million in the year ended December 31, 2012.

        Provision for Income Taxes.    Our provision for income taxes increased by $17.9 million, or 221.0%, to a charge of $26.0 million in the year ended December 31, 2013. Our effective tax rate was 8.4% for the year ended December 31, 2013 and was 5.2% for the year ended December 31, 2012. The 2012 tax rate was reduced by the loss from the ALS Transaction and charges from repayment of certain secured loans. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

        Net income of Investments Accounted for Under the Equity Method.    Our net income of investments accounted for under the equity method decreased by $1.0 million, or 8.6% to $10.6 million in the year ended December 31, 2013 from $11.6 million in the year ended December 31, 2012.

        Net Income.    For the reasons explained above, our net income increased by $137.0 million, or 86.5%, to $295.4 million in the year ended December 31, 2013 from $158.4 million in the year ended December 31, 2012.

        Non-controlling interest, net of tax.    Net income attributable to non-controlling interest, net of tax was $3.0 million in the year ended December 31, 2013 compared to net loss attributable to non-controlling interest, net of tax of $5.2 million in the year ended December 31, 2012, which was primarily caused by the higher income in our consolidated joint ventures.

        Net Income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $128.7 million, or 78.6%, to $292.4 million in the year ended December 31, 2013 from $163.7 million in the year ended December 31, 2012.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

	Year ended December 31, 2011	Year ended December 31, 2012
	(U.S. dollars in millions)
Revenues
Lease revenue	$1,050.5	$997.2
Net gain (loss) on sale of assets	9.3	(46.4)
Management fee revenue	19.1	17.3
Interest revenue	2.7	2.4
Other revenue	12.3	2.0

Total revenues	1,093.9	972.5
Expenses
Depreciation	361.2	357.4
Asset Impairment	15.6	12.6
Interest on debt	292.5	286.0
Other operating expenses	73.8	78.2
Selling, general and administrative expenses	120.8	83.4

Total expenses	863.9	817.6
Income from continuing operations before income taxes and income of investments accounted for under the equity method	230.0	154.9
Provision for income taxes	(15.4)	(8.1)
Net income of investments accounted for under the equity method	10.9	11.6

Net income from continuing operations	225.5	158.4
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	(52.8)	—

Net income	172.7	158.4
Net loss (income) attributable to non-controlling interest, net of taxes	(0.5)	5.3

Net income attributable to AerCap Holdings N.V.	$172.2	$163.7

        Revenues.    Our total revenues decreased by $121.4 million, or 11.1%, to $972.5 million in the year ended December 31, 2012 from $1,093.9 million in the year ended December 31, 2011. The principal categories of our revenue and their variances were:

	Year ended December 31, 2011	Year ended December 31, 2012	Increase/ (decrease)	Percentage Difference
	(U.S. dollars in millions)
Lease revenue
Basic rents	$951.3	$931.9	$(19.4)	(2.0)%
Maintenance rents and end-of-lease compensation	99.2	65.3	(33.9)	(34.2)%
Net gain (loss) on sale of assets	9.3	(46.4)	(55.7)	(599.0)%
Management fee revenue	19.1	17.3	(1.8)	(9.4)%
Interest revenue	2.7	2.4	(0.3)	(11.1)%
Other revenue	12.3	2.0	(10.3)	(83.7)%

Total	$1,093.9	$972.5	$(121.4)	(11.1)%

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

        Maintenance rents and other receipts decreased by $33.9 million, or 34.2%, to $65.3 million in the year ended December 31, 2012 from $99.2 million in the year ended December 31, 2011. The decrease was primarily attributable to:

  •
  a decrease of $10.6 million in maintenance revenue and other receipts from airline defaults in the year ended December 31, 2012 compared to the year ended December 31, 2011; and

  •
  a decrease of $32.6 million in maintenance revenue related to restructurings in the year ended December 31, 2012 compared to the year ended December 31, 2011,

  offset by

  •
  an increase of $9.3 million in regular maintenance rents in the year ended December 31, 2012 compared to the year ended December 31, 2011.

        Net gain (loss) on sale of assets decreased by $55.7 million, or 599.0%, to a $46.4 million loss in the year ended December 31, 2012 from a $9.3 million gain in the year ended December 31, 2011. Net loss on sale of assets of $46.4 million in the year ended December 31, 2012 included a $59.9 million loss as a result of the ALS Transaction. Net gain on sale of assets excluding this $59.9 million loss was $13.5 million. In the year ended December 31, 2012, we sold 35 A320 aircraft, four A330 aircraft, 14 Boeing 737 aircraft and six other aircraft, whereas in the year ended December 31, 2011, we sold three A320, one A330, six Boeing 737 aircraft, three Boeing 757 aircraft, five MD80 aircraft, and three A330 aircraft through the sale of a 50% interest in a joint venture.

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

  •
  a decrease in average outstanding debt balance to $6.1 billion in the year ended December 31, 2012 from $6.3 billion in the year ended December 31, 2011, resulting in a $7.3 million decrease in our interest on debt; and

  •
  a decrease of $4.5 million in the amortization of debt issuance expenses to $25.8 million in the year ended December 31, 2012 from $30.2 million in the year ended December 31, 2011,

  partially offset by

  •
  charges from the early repayment of secured loans of $23.9 million with the proceeds of our unsecured notes offering in the year ended December 31, 2012; and

  •
  an increase in our average cost of debt, excluding the effect of mark-to-market movements and the charges from the early repayment of secured loans, to 4.1% in the year ended December 31, 2012 from 3.7% in the year ended December 31, 2011. The increase in our average cost of debt, which is primarily the result of the increased use of fixed rate interest debt, resulted in a $26.3 million increase in our interest on debt.

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
	(U.S. dollars in millions)
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

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2012 and 2013. We currently generate significant cash flows from our aircraft leasing business. Since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS II and GFL, and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Therefore, the following table and analysis should be read in conjunction with the Liquidity and Access to Capital section.

	2012	2013
	(U.S. dollars in millions)
Net cash flow provided by operating activities	$656.7	$694.9
Net cash flow used in investing activities	(351.6)	(1,337.1)
Net cash flow (used in) provided by financing activities	(193.9)	417.4

        Cash Flows Provided by Operating Activities.    Our cash flow provided by operating activities increased by $38.2 million, or5.8%, to $694.9 million for the year ended December 31, 2013 from $656.7 million for the year ended December 31, 2012 primarily due to the acquisition of aircraft.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities increased by $985.5 million, or 280.3%, to $1,337.1 million for the year ended December 31, 2013 from $351.6 million for the year ended December 31, 2012. The increased use of cash was primarily due to an increase of $921.4 million in aircraft purchase activity, an increase of $13.2 million in capital contributions, relating to non-consolidated joint ventures, and a decrease in cash flow of $116.9 million from asset sale proceeds which was partially offset by a decrease of $66.0 million due to the movement of our restricted cash balances relating mostly to refinancings.

        Cash Flows (Used in) Provided by Financing Activities.    Our cash flows provided by financing activities increased by $611.4 million, or 315.3%, to $417.4 million of cash flow provided by financing activities for the year ended December 31, 2013 from $193.9 million of cash flow used in financing activities for the year ended December 31, 2012. This increase in cash flows provided by financing activities was due primarily to an increase of $325.3 million in new financing proceeds, net of repayments and debt issuance costs, and the effect of share repurchases of $320.1 million in the year ended December 31, 2012, partially offset by a decrease of $34.0 million of net receipts of maintenance and security deposits.

        Material Unused Sources of Liquidity.    Our cash balance as of December 31, 2013 was $568.3 million, including restricted cash of $272.8 million. Our unused lines of credit as of December 31, 2013 were $0.9 billion and primarily consisted of an AerFunding revolving credit facility of $332.9 million, an unsecured revolving credit facility of $320.0 million, a $152.9 million Boeing 737-800 pre-delivery-payment facility to finance the pre-delivery payments to Boeing for the aircraft to be delivered in 2015 and a $70.0 million facility for the funding of Boeing 737 aircraft to be delivered in 2014.

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

        Likewise, for Dutch tax purposes, we do not have to accrue and pay any taxes as a result of repatriation of earning from any of our foreign subsidiaries to The Netherlands. As of December 31, 2013, $147.6 million out of $295.5 million of cash and short-term investments were held by our foreign subsidiaries. Additionally, our legal restrictions in relation to dividend payments are described on pages 97 through 99 of this 20-F. There are no other legal or economic restrictions on the ability of our subsidiaries to transfer funds in the form of cash dividends, loans or advances.

Indebtedness

        As of December 31, 2013, our outstanding indebtedness totaled $6.2 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt and securitization debt.

        The following table provides a summary of our indebtedness as of December 31, 2013:

	2012	2013(1)	Weighted average interest rate December 31, 2013(2)	Maturity
Secured
ECA-guaranteed financings	$1,675,387	$1,504,429	2.48%	2024
ALS II debt	572,270	450,045	2.02%	2038
AerFunding revolving credit facility	538,024	967,094	2.92%	2018
Genesis securitization debt	549,288	452,233	0.41%	2032
TUI portfolio acquisition facility	188,393	163,943	1.92%	2015
SkyFunding I and II facilities	507,475	623,785	3.74%	2023
Other debt	1,179,169	1,390,521	3.12%	2023
Unsecured
Senior unsecured notes due 2017	300,000	300,000	6.38%	2017
DBS revolving credit facility	—	150,000	2.50%	2018
Other
Subordinated debt joint ventures partners(3)	64,280	64,280	1.96%	2022
DBS B737-800 PDP Facility	—	47,458	3.00%	2015
Other debt	229,213	123,104	5.67%	2020

	$5,803,499	$6,236,892

(1)
As of December 31, 2013, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

(2)
The weighted average interest rate is calculated based on the U.S. dollar LIBOR rate as of December 31, 2013, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

(3)
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

        During the year ended December 31, 2013, we were in compliance with all applicable financial covenants contained in our debt instruments.

Contractual Obligations

        Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases and excludes deferred debt discount. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013:

Payments Due By Period as of December 31, 2013

Contractual Obligations	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Debt(1)	$787,022	$1,669,952	$2,249,407	$1,620,788	$6,327,169
Estimated interest payments(2)	182,772	310,914	193,152	80,233	767,072
Purchase obligations(3)	785,901	1,277,124	947,291	—	3,010,317
Operating leases(4)	2,227	3,718	1,997	—	7,941
Derivative obligations(2)	5,872	4,311	—	—	10,183

Total	$1,763,794	$3,266,019	$3,391,847	$1,701,021	$10,122,682

(1)
Exclusive of deferred debt discount.

(2)
Includes estimated interest payments based on one-month LIBOR of 0.17% and three-month LIBOR of 0.25% as of December 31, 2013.

(3)
As of December 31, 2013, we expect to make capital expenditures related to 39 new aircraft on order, including three A330 aircraft, five A320neo aircraft, nine A350 aircraft, 15 Boeing 737 aircraft and seven Boeing 787 aircraft in 2014 and thereafter.

(4)
Represents contractual payments on our office and facility leases in Amsterdam, The Netherlands, New York (New York), Fort Lauderdale, Florida, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

        The table below provides information as of December 31, 2013 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.17% and three-month LIBOR of 0.25% as of December 31, 2013, per facility type:

	Less than one year	One to three years	Three to five years	Thereafter	Total
	(U.S. dollars in thousands)
Pre-delivery payment facilities(1)	$1,422	$48,169	$—	$—	$49,591
Debt facilities with non-scheduled amortization(2)	331,086	588,078	1,056,209	291,045	2,266,418
Other facilities	637,287	1,344,619	1,386,350	1,409,976	4,778,232

Total	$969,795	$1,980,866	$2,442,559	$1,701,021	$7,094,241

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

	Year ended December 31,
	2011	2012	2013
	(U.S. dollars in thousands)
Capital expenditures	$763,159	$1,038,657	$1,782,839
Pre-delivery payments	47,752	36,124	213,320

        In 2011, our principal capital expenditures were for two A320 and seven A330 aircraft delivered under our forward order agreements and four Boeing 737-800 aircraft delivered under the purchase and leaseback transaction with American Airlines. In 2012, our principal capital expenditures were for one A320 and five A330 aircraft delivered under our forward order agreements and 14 Boeing 737-800 aircraft delivered under the purchase and leaseback transaction with American Airlines. In 2013, our principal capital expenditures were for ten A330 aircraft delivered under the LATAM purchase and leaseback agreement, two new A330 aircraft, four A320 aircraft delivered under our forward order agreements and 22 Boeing 737-800 aircraft delivered under the purchase and leaseback transaction with American Airlines.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2013.

	2014	2015	2016	Thereafter	Total
	(U.S. dollars in thousands)
Capital expenditures	$657,392	$281,907	$969,184	$947,291	$2,855,774
Pre-delivery payments	128,509	26,034	—	—	154,543

Total	$785,901	$307,941	$969,184	$947,291	$3,010,317

        As of December 31, 2013, excluding five purchase rights, we expected to make capital expenditures related to 39 new aircraft on order, including three A330 aircraft, five A320neo aircraft, nine A350 aircraft, 15 Boeing 737 aircraft and seven Boeing 787 aircraft in 2014 and thereafter.

Off-Balance Sheet Arrangements

        We continue to have an economic interest in AerCo. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value. We have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments are immaterial to our financial position. We do not consolidate such companies on our balance sheet because the investments do not meet the requirements for consolidation.

        As discussed above, we have also entered into two joint ventures, AerDragon and AerLift, that do not qualify for consolidated accounting treatment. The assets and liabilities of these two joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Management's use of "net income attributable to AerCap Holdings N.V. excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation"

        The following is a definition of a non-GAAP measure used in this report on Form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Adjusted net income.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. For 2012, adjusted net income also excludes the charges to interest expense from the early repayment of secured loans and the net loss on sale of the ALS portfolio. For 2013, adjusted net income also excludes transaction expenses related to the ILFC Transaction.

        The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2012 and 2013:

	Year ended December 31, 2012	Year ended December 31, 2013
	(U.S. dollars in millions)
Net income attributable to AerCap Holdings N.V.	$163.7	$292.4
Plus: Non-cash charges (income) relating to the mark-to-market of interest rate caps, net of tax	12.5	(10.2)
Non-cash charges related to share-based compensation, net of tax	6.3	8.1

Net income attributable to AerCap Holdings N.V. excluding non-cash charges related to mark-to-market of interest rate caps and share-based compensation	$182.5	$290.3
Plus: Transaction expenses	—	9.6
Charges to interest expense from the early repayment of secured loans, net of tax	20.9	—
Net loss on sale of the ALS portfolio	54.6	—

Adjusted net income	$258.0	$299.9

        Adjusted earnings per share are determined by dividing the amount of adjusted net income by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Management's use of "net interest margin or net spread"

        Net interest margin or net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The following is a reconciliation of net spread to basic rents for the year ended December 31, 2012 and 2013:

	Year ended December 31, 2012	Year ended December 31, 2013
	(U.S. dollars in millions)
Basic rents	$931.9	$901.6
Interest on debt	286.0	226.3
Plus: mark-to-market of interest rate caps	(14.4)	11.7
Plus: charges to interest expense from the early repayment of secured loans	(23.9)	—

Interest on debt excluding the impact of mark-to-market of interest rate caps and charges to interest expense from the early repayment of secured loans(a)	247.7	238.0

Net spread	$684.2	$663.6

(a)
Interest on debt excluding the above charges for the twelve months ended December 31, 2013 and 2012 includes $29.6 million and $27.1 million of amortization of debt issuance costs, respectively.

Recent Accounting Pronouncements

        In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, to improve the comparability of financial statements prepared in accordance with U.S. GAAP and IFRS. Entities are required to disclose both gross information and net information about both (1) instruments and transactions eligible for offset in the statement of financial position in accordance with either Section 210-20-45 or Section 815-10-45 or (2) instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013 and should be applied retrospectively. The adoption of ASU 2011-11 did not have an effect on our consolidated financial statements.

        In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). This new standard is intended to help entities improve the transparency of changes in other comprehensive income and items reclassified out of AOCI in their financial statements. The new standard requires entities to disclosure additional information about reclassification adjustments, including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The new disclosure requirements became effective for interim and annual periods beginning on January 1, 2013. The adoption of the new standard requires us to include additional disclosures for items reclassified out of AOCI when applicable.

        In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the "Carry-forwards"). When the Carry-

forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We plan to adopt the standard prospectively on its required effective date of January 1, 2014 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

INDEBTEDNESS

        Please refer to pages F-31 through F-49 of this annual report for a detailed description of our outstanding indebtedness.

Item 6.    Directors, Senior Management and Employees

Directors and officers.

Name	Age	Position	Date of First Appointment	End Current Term
Directors
Pieter Korteweg	72	Non-Executive Chairman of the Board of Directors	July 2006	2015 AGM
Aengus Kelly	40	Executive Director and Chief Executive Officer	May 2011	2019 AGM
Salem Al Noaimi	38	Non-Executive Director	May 2011	2015 AGM
Homaid Al Shemmari	46	Non-Executive Director	May 2011	2015 AGM
James (Jim) Chapman	51	Non-Executive Director	July 2006	2017 AGM
Paul Dacier	56	Non-Executive Director Vice Chairman	May 2010	2018 AGM
Richard (Michael) Gradon	54	Non-Executive Director	May 2010	2018 AGM
Marius Jonkhart	63	Non-Executive Director	July 2006	2017 AGM
Robert (Bob) Warden	41	Non-Executive Director	July 2006	2018 AGM
Officers
Keith Helming	55	Chief Financial Officer
Wouter (Erwin) den Dikken	46	Chief Operating Officer Chief Legal Officer
Tom Kelly	50	CEO AerCap Ireland
Edward (Ted) O'Byrne	42	Chief Investment Officer
Paul Rofe	54	Group Treasurer
Joe Venuto	56	Chief Technical Officer
Kenneth Wigmore	45	Chief Marketing Officer

(1)
The term for each Director ends at the Annual General Meeting ("AGM") typically held in April or May of each year.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a Director of our company since September 27, 2006. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Non-Executive Member of the Board of Showa

Jisho Co. Ltd (Tokyo), Member of the Supervisory Board of Bawag PSK Bank (Vienna), Member of the Board of Bawag Holding GmbH (Vienna) and Non-Executive Member of the Board of Promontoria Plataforma S.L. (Madrid). He currently also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served as Member of the Supervisory Board of Mercedes Benz Nederland BV, as Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of our company on May 18, 2011. Previously he served as Chief Executive Officer of our U.S. operations since January 2008 and he was our Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting from University College Dublin.

        Salem Al Noaimi.    Mr. Al Noaimi has been a Director of our company since May 18, 2011. Mr. Al Noaimi is also Waha Capital's Chief Executive Officer and Managing Director, responsible for leading the company's overall strategy across its business lines. Mr. Al Noaimi has served as Waha Capital's CEO over the past 5 years, with previous roles including Deputy CEO of Waha Capital, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Siraj Finance, Anglo Arabian Healthcare, the MENA Infrastructure Fund and Bahrain's ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

        Homaid Al Shemmari.    Mr. Al Shemmari has been a Director of our company since May 18, 2011. Mr. Al Shemmari is also the Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He serves as Chairman of Abu Dhabi Aircraft Technologies (ADAT), Abu Dhabi Ship Building, Strata Manufacturing, Advance Military Maintenance Repair and overhaul Centre (AMMROC), Maximus Air Cargo and Abu Dhabi Autonomous Systems Investment. In addition, he holds board positions with Mubadala Petroleum, Piaggio Aero Industries, Abu Dhabi Aviation, Royal Jet and Advanced Technology Investment Company (ATIC). Before joining Mubadala, Mr. Al Shemmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shemmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

        James N. Chapman.    Mr. Chapman has been a Director of our company since July 26, 2006. Mr. Chapman serves as a Non-Executive Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the Board of Directors of Tembec Inc. and Tower International, Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Paul T. Dacier.    Mr. Dacier has been a Director of our company since May 27, 2010. He is also currently Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company). He served as Senior Vice President and General Counsel of EMC from February 2000 to May 2006 and joined that company in 1990 as Corporate Counsel. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a BA in history and a JD in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

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

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a Director of our company since July 26, 2006. He is currently also a member of the Supervisory Boards of Ecorys Holding, Orco Banking Group and Tata Steel Nederland. Mr. Jonkhart is an independent financial consultant for various companies. He was previously the Chief Executive Officer of De Nationale Investeringsbank (NIBC) and the Chief Executive Officer of NOB Holding. He also served as the Director of monetary affairs of the Dutch Ministry of finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of BAWAG PSK Bank, Staatsbosbeheer, Connexxion Holding, European Investment Bank, Bank Nederlandse Gemeenten, Postbank, NPM Capital, Kema, AM Holding and De Nederlandsche Bank, He has also served as a non-executive director of Aozora Bank, Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Robert G. (Bob) Warden.    Mr. Warden has been a Director of our company since July 26, 2006. He is also currently a Partner at Pamplona Capital Management, a private equity investment firm, which he joined in August 2012. Prior to joining Pamplona, Mr. Warden was Managing Director at Cerberus Capital Management, L.P. from February 2003 to August 2012, a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

Conditional Appointment of Directors

        In connection with the ILFC Transaction and pursuant to the acquisition agreement, related thereto, we proposed, and the shareholders approved at the February 13, 2014, EGM, to appoint to the Board of Directors two non-executive directors nominated by AIG, Mr. Robert H. Benmosche and Mr. David L. Herzog, subject to and with effect from the consummation of the ILFC Transaction.

Officers

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

        Joe Venuto.    Mr. Venuto was appointed Chief Technical Officer of AerCap in February 2012. He previously served in the role of Senior Vice President Operations for the Americas at AerCap for four years. From 2004 to 2008, he was the Senior Vice President Operations at AeroTurbine responsible for all technical related issues. Prior to joining AeroTurbine, Joe Venuto held the role of Senior Director Maintenance at several airlines including Trump Shuttle, Laker Airways and Amerijet International. He

has over 30 years' experience in the aviation industry and he commenced his aviation career as an Airplane & Powerplant technician for Eastern Airlines. Joe Venuto is a graduate of the College of Aeronautics and a licensed FAA Airframe and Powerplant Technician.

        Kenneth Wigmore.    Mr. Wigmore was appointed Chief Marketing Officer for AerCap in September 2011. Previously he held the position of Head of Marketing for the Americas, overseeing customer relationships in North and South America since January 2008. Mr. Wigmore joined AerCap in April 2003 as Vice President Airline Marketing. Prior to joining AerCap, he worked as an Airline Analyst and later as Sales Director—China over a nine-year period with the aircraft manufacturer Fairchild Dornier. Mr.Wigmore holds a Bachelor of Science degree from Mount Saint Mary's University in Maryland.

Compensation of Non-Employee Directors

        We currently pay each Non-Executive Director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors and €115,000 for the Vice Chairman) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition our Non-Executive Directors receive an annual equity award, as provided for in AerCap's remuneration policy for members of the Board of Directors and in accordance with the terms of AerCap's equity incentive plan as approved by the general meeting of shareholders on October 31, 2006. As per December 31, 2013, our Non-Executive Directors hold options to acquire a total of 44,050 shares in AerCap and 7,085 restricted share units, which equity awards have been granted under this plan to our Non-Executive Directors, as further specified below in this report. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Officer Compensation

        In 2013, we paid an aggregate of approximately $8.7 million in cash (base salary and bonuses) and benefits as compensation to our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and the other Officers during the year, including $0.5 million as part of their retirement and pension plan.

        The compensation packages of our officers, consisting of base salary, bonuses and, for some officers, annual grants of AER equity instruments ("Annual Equity Awards"), along with other benefits, are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary, bonus and Annual Equity Awards, along with other benefits, is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, the Nomination and Compensation Committee may grant AER equity incentive awards to our officers and employees (or, in the case of our Chief Executive Officer: the Board of Directors, upon recommendation of the Nomination and Compensation Committee) on a non-recurring basis ("Other Equity Awards") under our equity incentive plans, as further outlined below.

        The amount of the annual bonus and, if applicable, the number of Annual Equity Awards granted to our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and the other Officers are dependent on the target bonus level and, if applicable, the target Annual Equity Awards level, pre-established for the individual Officers and the Chief Executive Officer by the Nomination and Compensation Committee and the Board of Directors, respectively, in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual Officer and the Chief Executive Officer, respectively. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions which, if so, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise. The Annual Equity Awards are granted in arrears. The Annual Equity Awards are time-based with a three-year vesting period, subject to limited exceptions.

        The Other Equity Awards granted to our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and the other Officers under AerCap's equity incentive plans are subject to vesting criteria related to our performance relative to our internal budget or multiple-year planning, as approved by the Board of Directors each year. However, the stock options granted in December 2008, which have all meanwhile vested, were solely subject to time-based vesting criteria in view of the unpredictable global economic situation at the time of granting those particular option awards.

        The Other Equity Awards granted to our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and the other Officers during 2011, 2012 and 2013 are subject to vesting criteria related to our average performance over a number of years in order to promote and encourage good performance over a prolonged period of time, except one equity award to one Officer not being our Chief Executive Officer, our Chief Financial Officer or our Chief Operating Officer, which equity award is only subject to time based vesting criteria. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in case of a change of control as defined in the respective equity award agreements as per customary practice.

        Severance payments are part of the employment agreements with our Chief Executive Officer, our Chief Financial Officer and our Chief Operating Officer. The amount of the pre-agreed severance is based upon calculations in accordance with the so-called cantonal court termination formula (Kantonrechtersformule) applicable at the time that the employment agreement was entered into or renewed, as the case may be, as customarily applied in the Netherlands labor practice.

AerCap Equity Incentive Plans

        In October 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, officers, employees, consultants and advisors and align their interests with ours ("Equity Incentive Plan 2006"). The Equity Incentive Plan 2006 provides for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares, restricted share units and other share awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 Company shares.

        In March 2012, we implemented an additional equity incentive plan ("Equity Incentive Plan 2012") that is designed to promote our interests by enabling us to attract, retain and motivate officers, employees, consultants and advisors, or those who may become employees, consultants or advisors, and align their interests with ours. The Equity Incentive Plan 2012 provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards initially available to be granted under the plan was equivalent to 2,000,000 of our shares. Unlike the Equity Incentive Plan 2006, the Equity Incentive Plan 2012 is not open for equity awards to our Directors.

        The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap's equity incentive plans, are determined by the Nomination and Compensation Committee and, for our Directors, by the Board of Directors in line with the remuneration policy approved by the General Meeting of Shareholders. Equity awards granted to our officers are partly subject to long term performance-based vesting criteria with challenging targets in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted in arrears and the number of granted awards is dependent on the performance of AerCap and the individual involved during the previous financial year, to ensure that AerCap retains and motivates its senior staff. The annual equity awards have a three-year time-based vesting period, subject to limited exceptions. Equity awards to our other employees (below officer level) are, at a minimum, subject to time-based vesting criteria.

        At December 31, 2013, a total of 1,162,500 share options were outstanding at an exercise price of $24.63 per share, 350,000 share options were outstanding at an exercise price of $2.95 per share, 21,287 share options were outstanding at an exercise price of $14.12 per share, 23,662 share options were outstanding at an exercise price of $11.29 per share and 19,833 share options were outstanding at an exercise price of $13.72 per share. At December 31, 2013, 1,512,500 outstanding options were vested (excluding 131,475 remaining AER options rolled-over from Genesis) and 64,782 options were subject to future vesting criteria. At December 31, a total of 2,502,661 restricted share units and 139,920 restricted shares were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable.

        In February 2014, the General Meeting of Shareholders approved a new equity incentive plan for the directors, officers and employees of AerCap (the "Equity Incentive Plan 2014") with a capacity of 4,500,000 shares, as replacement for the Equity Incentive Plan 2006, subject to and with effect from the closing effective time of the ILFC Transaction. The purpose of the Equity Incentive Plan 2014 is to retain senior management to successfully implement the ILFC Transaction and for general compensation and retention purposes in the years ahead. The terms and conditions of the Equity Incentive Plan 2014 are substantially the same as those of the Equity Incentive Plan 2006. Furthermore, on March 13, 2014, our Board of Directors adjusted the Equity Incentive Plan 2012 for the officers and employees of AerCap, to include an additional 6,064,081 shares, subject to and with effect from the closing effective time of the ILFC Transaction.

Board Practices

General

        Our Board of Directors currently consists of nine directors, eight of whom are non-executive.

        As a foreign private issuer, as defined by the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Our Board of Directors meets The Netherlands Corporate Governance Code independence requirements. For a Non-Executive Director to be considered "independent", he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any Dutch public company affiliated with us, (ii) in the year prior to his or her appointment, have had an important business relationship with us or any Netherlands public company affiliated with us, (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, and (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

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

        The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our Articles of Association and our internal rules for the Board of Directors. The Non-Executive Directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the Non-Executive Directors are guided by the interests of the company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders and other stakeholders in AerCap. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.

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

        In 2013, the Board of Directors met on 13 occasions. Throughout the year, the Chairman of the Board and individual Non-Executive Directors were in close contact with our Chief Executive Officer and also with our Chief Financial Officer and Chief Operating Officer. During its meetings and contacts with the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, the Board discussed such topics as AerCap's annual reports and annual accounts for the financial year 2012, AerCap's liquidity position and funding sources, AerCap's hedging policies, topics for the AGM 2013, optimization of AerCap's portfolio of aircraft including the purchase and leaseback transaction with LATAM, the ILFC Transaction, macroeconomic and monetary developments in the world and in Europe in particular industry developments, reports from the various Board committees, shareholder value, the budget for 2014, remuneration and compensation, Board rotation, governance and risk management and control, including but not limited to compliance with the Sarbanes-Oxley Act.

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

Committees of the Board of Directors

        As described above, the Chief Executive Officer is primarily responsible for managing our day-to-day affairs as well as other duties that have been delegated to the executive director in accordance with our Articles of Association and our internal rules for the Board of Directors. The Chief Financial Officer and Chief Operating Officer assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the company in their respective areas of responsibility. The Board of Directors has established a Group Executive Committee, a Group Portfolio and Investment Committee, a Group Treasury and Accounting Committee, an Audit Committee and a Nomination and Compensation Committee.

        Our Group Executive Committee assists the Chief Executive Officer with regards to the operational management of the company, subject to the Chief Executive Officer's ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of up to eight current members of our senior management. The current members of our Group Executive Committee are Mr. A. Kelly, Mr. Helming, Mr. den Dikken, Mr. O'Byrne, Mr. T. Kelly, Mr. Rofe, Mr. Wigmore and Mr. Venuto.

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

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three Non-Executive Directors who are "independent" as defined by Rule 10A-3 of the Exchange Act, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Mr. Chapman, Mr. Jonkhart and Mr. Gradon. The Chair of the Audit Committee is Mr. Chapman.

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, Non-Executive Director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment and recommends candidates for positions in the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee, the Group

Executive Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three Non-Executive Directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Mr. Warden, Mr. Al Noaimi, Mr. Dacier and Mr. Korteweg.

Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employees

        The table below provides the number of our employees at each of our principal geographical locations as of the dates indicated.

Location	December 31, 2011	December 31, 2012	December 31, 2013
Amsterdam, The Netherlands	74	77	79
Shannon, Ireland	54	54	55
Fort Lauderdale, FL	15	17	16
Other(1)	10	11	13

Total	153	159	163

(1)
We also lease small offices in the United States, Shanghai (China), the United Arab Emirates and Singapore.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we may be required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted statutory rights to be involved in certain of the company's decision-making processes. The exercise of such rights, however, must not only promote the interests of employees, but also take into account the interests of the company and its stakeholders.

Share ownership

        The following table sets forth beneficial ownership of our shares which are held by our Directors and our Officers as of December 31, 2013:

	Ordinary shares underlying options(1)	Restricted share units(2)	Ordinary shares acquired through open market purchases		Fully Diluted Ownership Percentage(3)
Directors:					*
Salem Al Noaimi	3,954	852	—		*
Homaid Al Shemmari	—	—	—		*
James N. Chapman	5,728	852	19,015		*
Paul T. Dacier	5,728	1,031	10,10	*	*
Michael Gradon	5,728	852	2,609		*
Aengus Kelly(4) (CEO)	625,000	890,006	297,690		1.6%
Pieter Korteweg	11,456	1,794	27,230		*
Marius J. L. Jonkhart	5,728	852	20,555		*
Robert G. Warden	5,728	852	—		*
Total	669,050	897,097	377,208
Reporting Officers:
Keith A. Helming (CFO)	375,000	245,210	243,461		*
Wouter M. (Erwin) den Dikken (COO)	287,500	247,455	173,013		*

Total Directors and Reporting Officers	1,331,550	1,389,756	793,682

*
Less than 1.0%.

(1)
937,500 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 350,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. 12,417 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 17,209 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 14,424 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(2)
All restricted share units are subject to time-based or performance-based vesting conditions. 103,275 of these restricted share units will vest, subject to the vesting conditions, on February 16, 2015. 926,234 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2015. 53,162 of these restricted share units will vest, subject to the vesting conditions, on February 14, 2016. 300,000 of these restricted share units will vest, subject to the vesting conditions, on March 31, 2016. 7,085 of these restricted share units will vest, subject to the vesting conditions, on January 1, 2017.

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

        The address for all our Officers and directors is c/o AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        The table below indicates the beneficial holders of 5% or more of our ordinary outstanding shares as of March 17, 2014, based on available public filings:

	Ordinary shares beneficially owned
	Number	Percent
5% or Greater Beneficial Share Owner:
Waha Capital PJSC	29,846,611	26.2%
Wellington Management Company, LLP	10,252,695	9.0%
Donald Smith & Co., Inc.	9,528,538	8.4%

        We do not register the jurisdiction of all record holders as this information is not always available. We believe that very few of our ordinary shares as of December 31, 2013, were held by record holders in The Netherlands. All of our ordinary shares have the same voting rights.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2005.

Related Party Transactions with Current Affiliates

        As at December 31, 2013, AerDragon was owned 50.0% by China Aviation Supplies Holding Company, 20.3% by an affiliate of Crédit Agricole, 20.3% by AerCap and 9.4% by East Epoch Limited. As at the date of this report CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. In 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. During 2013 AerCap sold one B737-800 aircraft and contracted to sell one A330 aircraft to AerDragon. The A330 aircraft is due to be delivered in the second quarter of 2014. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. All of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap charged AerDragon a total of $0.5 million as a guarantee fee and for these management services during 2013. We apply equity accounting for our investment in this joint venture company. Accordingly, the income statement effect of all sale transactions with the joint venture company is eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value. We consolidated AerCo through March 2003 , but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the years ended December 31, 2006 and December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $3.3 million, $3.0 million and $1.9 million the years ended December 31, 2011, 2012 and 2013, respectively.

        On November 11, 2010, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in AerLift and a 50% interest in AerLift Jet. We provide a variety of management services to AerLift for which we received a fee of $6.9 million in the year ended December 31, 2013.

        On June 10, 2012, we purchased 5,000,000 of our ordinary shares from Fern S.a.r.l., an indirect subsidiary of Cerberus, which was an affiliate of AerCap. The aggregate price of the shares was

$55.9 million. On August 20, 2012, we purchased 10,000,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $120.0 million. Additionally, on December 6, 2012, we purchased 5,040,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $64.1 million. These repurchases were done under the $320 million share repurchase program, and undertaken on an arm's-length basis at fair market value overseen by the management and disinterested directors.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information.

        Please refer to Item 18. Financial Statements and to pages F-1 through F-82 of this annual report.

Item 9.    The Offer and Listing.

Offer and listing details.

        Not applicable.

Markets.

        AerCap's shares are traded on the NYSE under the symbol "AER".

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE Composite Tape.

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2009	9.54	1.83
2010	14.41	7.51
2011	15.99	8.77
2012	13.95	10.51
2013	39.10	13.73
2011 and 2012 Quarterly highs and lows
Quarter 1 2012	13.50	11.00
Quarter 2 2012	11.81	10.51
Quarter 3 2012	13.28	10.84
Quarter 4 2012	13.95	12.28
Quarter 1 2013	16.57	13.73
Quarter 2 2013	17.72	15.04
Quarter 3 2013	19.71	17.17
Quarter 4 2013	39.10	19.03
2013 Monthly highs and lows
January	14.75	13.73
February	15.75	14.65
March	16.57	15.29
April	16.47	15.04
May	17.72	15.64
June	17.65	16.16
July	18.16	17.26
August	18.61	17.17
September	19.71	17.82
October	21.16	19.03
November	21.77	20.09
December	39.10	21.06
2014 Monthly highs and lows
January	38.82	34.38
February	43.69	36.09
March (through March 14, 2014)	$41.95	$36.78

(1)
Share prices provided are intraday highs and lows for all periods presented.

        On March 14, 2014, the closing sales price for our ordinary shares on the NYSE as reported on the NYSE Composite Tape was $40.13.

Item 10.    Additional Information.

Memorandum and Articles of Association

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2013, we had 250,000,000 authorized ordinary shares, par value €0.01 per share, of which 113,783,799 were issued and outstanding.

        Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by AerCap, subject to provisions stemming from private international law. Our ordinary shares are freely transferable.

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

        On December 16, 2013, our Board of Directors resolved to issue 97,560,976 ordinary shares in the capital of AerCap in connection with the ILFC Transaction, and to exclude the pre-emption rights of shareholders in respect of the issuance of these shares, subject to, to the extent consummated, completion of the ILFC Transaction.

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

  •
  our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

  •
  we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding such part of our issued share capital as set by law from time to time (currently 50%).

        At the annual general meeting held in 2012, pursuant to our articles of association, our shareholders authorized our Board of Directors to acquire ordinary shares, which authorization was valid for 18 months. In 2012, we repurchased 26.5 million of our ordinary shares pursuant to that authorization. At the annual general meeting held in 2013, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares up to 10% of the issued capital as of May 2, 2013, which authorization was valid for 18 months. In addition, the Board of Directors has been authorized to repurchase up to an additional 10% of the issued share capital conditional upon an amendment to AerCap's articles of association increasing the limit on acquisition and holding by AerCap of its own share capital from 10% to 50%, which took effect on May 2, 2013. This conditional authorization is also valid for 18 months. The shareholders also authorized the Board of Directors to cancel shares to be acquired under the repurchase authorizations.

        During 2011 and 2012, we repurchased 35.9 million of our ordinary shares in the aggregate, all of which were cancelled. During 2013 we did not repurchase any shares.

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

        At the annual general meeting held in 2013 our shareholders resolved to cancel the ordinary shares acquired under the repurchase authorizations described above, subject to determination by our Board of Directors of the exact number to be cancelled.

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

Risk Management and Internal Controls

        We have developed a system of policies and procedures for all areas of our operations, both financial and non-financial, that constitutes a broad system of internal control. This system of internal control has been developed through a risk-based approach and enhanced with a view to achieving and maintaining full compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"). Our system of internal control is embedded in our standard business practices and is validated through audits performed by our internal auditors and through management testing of Sarbanes-Oxley Act controls, which is performed with the assistance of external advisors. In addition, senior management personnel and finance managers of our main operating subsidiaries annually sign a detailed letter of representation with regard to financial reporting, internal controls and ethical principles. All of our employees working in finance or accounting functions are subject to a separate Finance Code of Ethics.

Controls and Procedures Statement Under the Sarbanes-Oxley Act

        As of December 31, 2013, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation of the effectiveness of the design and operation of the our disclosure controls and procedures, pursuant to Section 302 of the US Sarbanes-Oxley Act and Rule 13a-15 of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2013, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC").

Disclosure Controls and Procedures

        The Disclosure Committee assists our Chief Executive Officer and Chief Financial Officer in overseeing our financial and non-financial disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements. The Disclosure Committee obtains information for its recommendations from the operational and financial reviews, letters of representation which include a risk and internal control self-assessment, input from the documentation and assessment of our internal controls over financial reporting and input from risk management activities during the year along with various business reports. The Disclosure Committee comprises various members of senior management.

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

Compliance Procedures

        AerCap has various procedures and programs in place to ensure compliance with relevant laws and regulations, including anti insider trading procedures, anti-bribery procedures and anti-fraud procedures. AerCap's compliance officer is responsible for the design and effective operation of the compliance procedures and programs. The procedures are subject to regular audits by the internal audit function.

Corporate Social Responsibility

        During 2013 the Board has discussed and reviewed our corporate social responsibility (CSR) objectives and activities. Although it is acknowledged that our aircraft are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition, the Board has discussed and reviewed our activities and conduct as it relates to ethics, labor environment, citizenship and transparency and financial reporting.

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

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee preapproves every engagement of our external auditor. In accordance with applicable regulations, the partner of the external audit firm in charge of the audit activities during a continuous period of five years will rotate off. The current responsible partner was appointed in the year 2010 for the first time.

Internal Auditors

        We have an internal audit function in place to provide assurance, to the Audit Committee and AerCap's executive officers, with respect to AerCap's key processes, to the extent not already covered by the external auditors and/or the Sarbanes-Oxley Act Section 404 auditors. The internal audit function independently and objectively carries out audit assignments in accordance with the annual internal audit plan, as approved by the Audit Committee. The head of the internal audit function reports, in line with professional standards of the Institute of Internal Auditors, to the Audit Committee (functional reporting line) and to our Chief Executive Officer (administrative reporting line). The work of the internal audit department is fully endorsed by the Audit Committee and AerCap's executive officers and is considered a valuable part of AerCap's system of control and risk management.

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements. The Directors may be granted equity based remuneration under AerCap's incentive plan that is designed to promote AerCap's interests by granting remuneration in the form of, amongst others, share or share options to directors, employees, consultants and advisors with a view to align their interests with AerCap's ("Equity Incentive Plan 2006"), as approved by our shareholders on October 31, 2006, prior to the listing of the shares in our Company on the NYSE. As of December 31, 2013, our Non-Executive Directors held options to acquire a total of 44,050 shares in AerCap and 7,085 restricted share units, which equity awards have been granted under this plan.

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

        The following resolutions require a two thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

  •
  capital reduction;

  •
  exclusion or restriction of preemptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose; and

  •
  legal merger or legal demerger within the meaning of Title 7 of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek).

        If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.

        An agreement of AerCap to enter into a (i) statutory merger whereby AerCap is the acquiring entity, or (ii) a legal demerger, with certain limited exceptions, must be approved by the shareholders.

        AerCap held its 2013 annual general meeting (AGM) of shareholders on May 2, 2013. The AGM adopted the 2012 annual accounts and voted for all other items which required a vote. Two notaries from the Dutch law firm NautaDutilh acted as the proxy committee, duly authorized by our shareholders who elected to exercise their votes by proxy.

        On February 13, 2014, AerCap held an extraordinary general meeting (EGM) of shareholders. The EGM approved, among other things, the ILFC Transaction, which remains subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions, and voted for all other items which required a vote.

Voting Rights

        Each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with an absolute majority of the votes validly cast except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.

        Any major change in the identity or character of AerCap or its business must be approved by our shareholders, including:

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

Disclosure of Insider Transactions

        Members of our Board of Directors and our reporting officers report their equity interests in AerCap to the SEC on a voluntary basis and to the Dutch Securities Regulator, AFM (Autoriteit Financiele Markten).

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

Material Contracts

        Share Purchase Agreement dated as of December 16, 2013, by and among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited. Pursuant to this agreement, we will acquire 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG. Under the terms of this agreement, AIG will receive $3.0 billion in cash and 97,560,976 of our shares. The consummation of the ILFC Transaction is subject to approval by our shareholders, which was received on February 13, 2014, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. Upon closing of the ILFC Transaction, AIG will own approximately 46% of the combined company, while our existing shareholders will own approximately 54% of the combined company. The shares AIG receives in the ILFC Transaction will be subject to lockup periods which will expire in stages over a 9 to 15 month period after the completion of the ILFC Transaction. AIG has entered into agreements with us regarding voting restrictions, standstill provisions and certain registration rights. AIG will also provide us with a five-year $1.0 billion unsecured revolving facility.

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM's order backlog, and ten Airbus A330-200s with an average age of four years, from LATAM's existing fleet which were purchased and leased back in June 2013.

        We have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See "Item 5. Operating and Financial Review and Prospects—Indebtedness" for more information regarding the credit facilities and financing arrangements.

Exchange Controls

        Not applicable.

Taxation

Netherlands Tax Considerations

        The following is a general summary of certain Netherlands tax consequences of the holding and disposal of ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares, some of which may be subject to special treatment under applicable law (such as trusts or similar arrangements). Holders should consult with their tax advisors with regards to the tax consequences of investing in the ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

        Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit-sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies as a "participation" for the purposes of The Netherlands Corporate Income Tax Act 1969. A participation generally exists in case of a shareholding of at least 5% of the company's paid-up share capital.

        Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations whereby Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

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

        A recipient of a dividend of the shares that is a qualifying company and that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992 (the "Convention"), may be entitled to a reduced rate of dividend withholding tax (a "U.S. Holder"). These conditions include but are not limited to being a resident of the U.S. for the purposes of the Convention, being the beneficial owner of such dividend and qualifying under section 26 of the Convention (the so-called "Limitation on Benefits" article).

        To claim a reduced withholding tax rate under the Convention (both reduction and refund procedure), the U.S. Holder that is a company must file a request with The Netherlands tax authorities for which no specific form is available.

        A U.S. Holder that is a qualifying tax-exempt pension fund, pension trust, tax-exempt company or other organization constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits that satisfies the conditions of the Convention, may be entitled to an exemption or a refund of paid dividend taxes. Qualifying tax exempt pension organizations (as referred to in Section 35 of the Convention) must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt trusts, companies or U.S. organizations (as referred to in Section 36 of the Convention) are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the Belastingdienst/Limburg/kantoor buitenland, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

        A qualifying tax-exempt entity that is a resident of a Member State of the European Union, or resident of a State of the European Economic Area that has been specifically designated in a Ministerial Regulation (Norway, Iceland and Liechtenstein), may be eligible for a refund of paid dividend taxes, if such entity also would not be subject to Dutch corporate income tax if it would be tax resident in The Netherlands. This refund is not available to entities that are engaged in similar activities as investment institutions (in Dutch, "beleggingsinstellingen") as referred to in Section 6a or 28 of The Netherlands Corporate Income Tax Act 1969.

        Qualifying investors (such as pension funds, sovereign wealth funds and exempt government bodies) from outside the EU and the EEA (so-called third countries) may be eligible for a refund of Netherlands dividend withholding tax. The refund only applies in connection to portfolio investments and in case the following conditions are cumulatively met:

          (a)   The investor is resident in a designated country with which The Netherlands has concluded adequate arrangements for the exchange of information; and

          (b)   The investor is not subject to any profits tax or exempt from any profits tax in the country of residence and would not have been subject to Netherlands corporate income tax, if he/she had been resident in The Netherlands.

        Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands resident individuals" and "Netherlands resident entities", as the case may be) can generally credit Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder. Individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001, as they apply to residents of The Netherlands, can credit Netherlands dividend withholding tax against their Netherlands income as referred to in Chapter 7 of The Netherlands Income Tax Act 2001. In this respect, it is relevant whether the dividend income also would have qualified as Netherlands taxable income without the application of this election.

        In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to The Netherlands tax authorities. Under certain circumstances, however, we are allowed to reduce the amount to be remitted to The Netherlands tax authorities by the lesser of:

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

           (ii)  such holder does not have an interest in an enterprise or a deemed enterprise which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

          (iii)  in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, "normaal vermogensbeheer") and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in The Netherlands (in Dutch, "resultaat uit overige werkzaamheden").

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

  (a)
  the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch, "medegerechtigd tot het vermogen") of such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

  (b)
  the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, "normaal vermogensbeheer") or derives benefits from the ordinary shares that are taxable as benefits from other activities (in Dutch, "resultaat uit overige werkzaamheden").

        If the above-mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his/her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the investment assets for the year is the fair market value of the investment less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are not subject to Netherlands income tax.

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 20% with respect to taxable profits up to €200,000 and 25% with respect to profits in excess of that amount.

        A Netherlands qualifying pension fund and a Netherlands qualifying tax exempt investment fund (in Dutch, "vrijgestelde beleggingsinstelling") are, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (in Dutch, "fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0%.

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

        For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or,—in case of a gift under a condition precedent—the date of the fulfillment of the condition or the death of this person. Additionally, for purposes of Netherlands gift tax, a person not holding The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift or—in case of a gift under a condition precedent—the date of the fulfillment of the condition. Applicable tax treaties may override the tax implications of deemed residency.

Other Taxes and Duties

        No Netherlands VAT and Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

U.S. Tax Considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that hold those ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the total combined voting power, if any, of our ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, the Medicare tax on net investment income, or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A "non-U.S. Holder" is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

        If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and activities of the partnership. Partnerships holding shares and partners therein should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the shares.

Cash Dividends and Other Distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company ("PFIC") rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the NYSE. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.

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

Sale or Disposition of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that AerCap is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2012, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Potential Application of Passive Foreign Investment Company Provisions

        We do not believe we will be classified as a PFIC for 2013. We cannot yet make a determination as to whether we will be classified as a PFIC for 2014 or subsequent years. In particular, we do not yet have sufficient information to determine the impact of the ILFC Transaction on our status as a PFIC. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

        The determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and that depends on the classification of various assets and income under applicable rules. It is unclear how some of these rules apply to us. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change or our business plan may result in our engaging in activities that could cause us to become a PFIC. Further, we do not yet have sufficient information to determine the impact of the ILFC Transaction on our status as a PFIC. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

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

        If we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange," a U.S. Holder may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from AerCap's PFIC status. The ordinary shares will be treated as "regularly traded" in any calendar year during which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which the ordinary shares are expected to be regularly traded, is a qualified exchange for U.S. federal income tax purposes.

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

        Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person's miscellaneous itemized deductions exceed 2% of their adjusted gross income. In addition, an individual's miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of AerCap might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a "pass-through entity" is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a "pass-through entity" with respect to a U.S. Holder of ordinary shares that makes a QEF election.

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

Dividends

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

        All calculations to determine the amounts available for dividends will be based on our annual Netherlands GAAP statutory accounts, which may be different from our consolidated financial statements under U.S. GAAP, such as those included in this Form 20-F. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2013 and our equity as of December 31, 2013 as set forth in our annual statutory accounts were $181.1 million and $2,345.9 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

Documents on display

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

        The following discussion should be read in conjunction with Notes 1, 2, 10 and 13 to our audited consolidated financial statements contained in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.

Interest Rate Risk

        The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing the rate on debt, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

        Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of December 31, 2013 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors.

        The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate caps
Notional amounts	$1,728	$1,458	$1,125	$837	$572	$235	$65	$32.5
Weighted average strike rate	1.97%	1.94%	2.23%	2.56%	2.90%	2.48%	2.76%

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate swaps
Notional amounts	$383	$300	$135	$—	$—	$—	$—	$(5.7)
Weighted average pay rate	1.37%	1.15%	0.99%	—	—	—	—

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate floors
Notional amounts	$45	$9	$—	$—	$—	$—	$—	$(1.6)
Weighted average pay rate	3.00%	3.00%	—	—	—	—	—

        The variable benchmark interest rates associated with these instruments ranged from one- to three-month LIBOR.

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

Foreign Currency Risk and Foreign Operations

        Our functional currency is the U.S. dollar. As of December 31, 2013, all of our aircraft leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2013, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $65.1 million in U.S. dollar equivalents and represented 72.7% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. The portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2013, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 1992. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2013 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        There were no changes in AerCap's internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, AerCap's internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert.

        Our Board of Directors has determined that Mr. Chapman and Mr. Jonkhart are "audit committee financial experts" as that term is defined by SEC rules, and that they are "independent" as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Conduct.

        Our Board of Directors has adopted our code of conduct, a code that applies to members of the Board of Directors including its Chairman and other senior officers, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2012 and December 31, 2013:

	2012	2013
	(U.S. dollars in thousands)
Audit fees	$1,878	$1,643
Audit-related fees	89	353
Tax fees	40	45
All other fees	—	—

Total	$2,007	$2,041

        Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        In the year ended December 31, 2011 our board of directors approved a $100.0 million share repurchase program under which we purchased 9.4 million shares at an average price of $10.64 per share. The repurchase program was completed in December 2011.

        In the year ended December 31, 2012 our board of directors approved a $320.0 million share repurchase program under which we purchased 26.5 million shares at an average price of $12.06 per share. The repurchase program was completed in December 2012.

Item 16F.    Change in Registrant's Certifying Accountant.

        Not applicable.

Item 16G.    Corporate Governance.

        The NYSE requires U.S. domestic entities with shares listed on the exchange to comply with its corporate governance standards. As we are a foreign private issuer, however, the NYSE only requires us to comply with the NYSE rules relating to audit committees and periodic certifications to the NYSE as long as we comply with home country corporate governance standards (in our case, Dutch corporate governance standards). The NYSE requires that we disclose to investors any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE requirements.

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

Item 16H.    Mine Safety Disclosures.

        Not applicable.

PART III

Item 17.    Financial Statements.

        Not applicable.

Item 18.    Financial Statements.

        Please refer to pages F-1 through F-82 of this annual report.

Item 19.    Exhibits.

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association
2.1	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)(1)
2.2
Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent(2)
2.3
Facility Agreement, dated as of December 30, 2008, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole as National Agent, ECA Agent and Security Trustee, Jetstream Aircraft Leasing Limited as Principal Borrower, AerCap Ireland Limited and AerCap A330 Holdings Limited as Principal AerCap Obligors and AerCap Holdings, N.V.(3)
2.4	Subscription Agreement dated as of October 25, 2010 between AerCap Holdings N.V., Waha AC Coöperatief U.A. and Waha Capital PJSC
2.5	AerCap Holdings N.V. 2012 Equity Incentive Plan(4)
2.6	Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of May 22, 2012(5)
2.7
First Supplemental Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of June 15, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee(5)
2.8
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited
2.9	Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between AerCap Holdings N.V. and Waha AC Coöperatief U.A.
2.10
Revolving Credit Agreement dated as of December 16, 2013, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors party thereto and American International, Group, Inc., as lender and administrative agent.
2.11
Amended and Restated Bridge Credit Agreement, dated as of March 10, 2014, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the subsidiary guarantors party thereto, UBS AG, Stamford Branch, Citibank N.A. and the other parties named therein

Exhibit Number	Description of Exhibit
4.1	Aircraft Purchase Agreement, dated as of December 30, 2005, between Airbus S.A.S. and AerVenture Limited(1)
4.2	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited(6)
4.3	Framework Deed, dated as of May 28, 2013, between AerCap Holdings N.V. and LATAM Airlines Group S.A. (portions of which have been omitted pursuant to a request for confidential treatment)
4.4	Share Purchase Agreement, dated as of December 16, 2013, among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm
101	The following financial information formatted in Extensible Business Reporting Language (XBRL):

(1)	Consolidated Balance Sheets as of December 31, 2012 and 2013
(2)	Consolidated Income Statements for the Years Ended December 31, 2011, 2012 and 2013
(3)	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013
(4)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013
(5)	Consolidated Statements of Equity for the Years Ended December 31, 2011, 2012 and 2013

(1)
Previously filed with Registration Statement on Form F-1, File No. 333-138381.

(2)
Previously filed with Form 6-K on September 11, 2008.

(3)
Previously filed with Form 20-F for the year ended December 31, 2008.

(4)
Previously filed with Registration Statement on Form S-8, File No. 333-180323.

(5)
Previously filed with Registration Statement on Form F-4, File No. 333-182169-01.

(6)
Previously filed with Form 6-K on September 18, 2009.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY Aengus Kelly Chief Executive Officer

Date: March 17, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and equity present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 17, 2014
PricewaterhouseCoopers Accountants N.V.

/s/ P.C. Dams RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2012 and 2013

		As of December 31,
	Note	2012(1)	2013
		(U.S. dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$520,401	$295,514
Restricted cash	3	280,653	272,787
Trade receivables	4	6,636	5,203
Flight equipment held for operating leases, net	5	7,261,899	8,085,947
Net investment in direct finance leases		21,350	31,995
Notes receivable	6	78,163	75,788
Prepayments on flight equipment	7	53,594	223,815
Investments	8	93,862	112,380
Intangibles	9	18,100	9,354
Derivative assets	10	9,993	32,673
Deferred income taxes	14	131,296	121,663
Other assets	11	157,851	184,022

Total Assets		$8,633,798	$9,451,141

Liabilities and Equity
Accounts payable		$740	$829
Accrued expenses and other liabilities	12	92,761	108,462
Accrued maintenance liability		421,830	466,293
Lessee deposit liability		86,268	92,660
Debt	13	5,803,499	6,236,892
Deferred revenue		39,547	47,698
Derivative liabilities	10	14,677	7,233
Deferred income taxes	14	51,570	61,842
Commitments and contingencies	23	—	—

Total Liabilities		6,510,892	7,021,909
Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 113,783,799 ordinary shares issued and outstanding at December 31, 2013 and 113,363,535 ordinary shares issued and outstanding at December 31, 2012	15	1,193	1,199
Additional paid-in capital		927,617	934,024
Accumulated other comprehensive loss		(14,401)	(9,890)
Accumulated retained earnings		1,207,629	1,500,039

Total AerCap Holdings N.V. shareholders' equity		2,122,038	2,425,372
Non-controlling interest		868	3,860

Total Equity		2,122,906	2,429,232

Total Liabilities and Equity		$8,633,798	$9,451,141

(1)
Certain reclassifications have been made to the prior year Consolidated Balance Sheet to reflect the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2011, 2012 and 2013

		Year ended December 31,
	Note	2011	2012	2013
		(U.S. dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	18	$1,050,536	$997,147	$976,147
Net gain (loss) on sale of assets		9,284	(46,421)	41,873
Management fee revenue		19,059	17,311	20,651
Interest revenue		2,761	2,471	5,525
Other revenue		12,283	2,012	5,870

Total Revenues		1,093,923	972,520	1,050,066
Expenses
Depreciation	5	361,210	357,347	337,730
Asset impairment	20	15,594	12,625	26,155
Interest on debt	13	292,486	286,019	226,329
Operating lease-in costs	12	12,069	6,119	550
Leasing expenses		58,432	72,122	48,473
Provision for doubtful accounts	4	3,335	—	—
Transaction expenses	1	—	—	10,959
Selling, general and administrative expenses	17,19	120,746	83,409	89,079

Total Expenses		863,872	817,641	739,275

Income from continuing operations before income taxes and income of investments accounted for under the equity method		230,051	154,879	310,791
Provision for income taxes	14	(15,460)	(8,067)	(26,026)
Net income of investments accounted for under the equity method		10,904	11,630	10,637

Net income from continuing operations		$225,495	$158,442	$295,402
Loss from discontinued operations (AeroTurbine, including loss on disposal), net of tax		(52,745)	—	—

Net income		$172,750	$158,442	$295,402
Net (income) loss attributable to non-controlling interest		(526)	5,213	(2,992)

Net income attributable to AerCap Holdings N.V.		$172,224	$163,655	$292,410
Net income per share attributable to AerCap Holdings N.V.—basic	21
Continuing operations		$1.53	$1.24	$2.58
Discontinued operations		(0.36)	—	—

Net income per share—basic		$1.17	$1.24	$2.58

Net income per share attributable to AerCap Holdings N.V.—diluted
Continuing operations		$1.53	$1.24	$2.54
Discontinued operations		(0.36)	—	—

Net income per share—diluted		$1.17	$1.24	$2.54

Weighted average shares outstanding—basic		146,587,752	131,492,057	113,463,813
Weighted average shares outstanding—diluted		146,587,752	132,497,913	115,002,458

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2011, 2012 and 2013

	Year ended December 31,
	2011	2012	2013
	(U.S. dollars in thousands)
Net income attributable to AerCap Holdings N.V.	$172,224	$163,655	$292,410

Other comprehensive income:
Net change in fair value of derivatives (Note 10), net of tax of $1,931, $194 and $(711), respectively(1)	(13,518)	(1,360)	4,975
Net change in pension obligations (Note 17), net of tax of nil, $1,057 and $117, respectively(2)	—	(4,528)	(464)

Total other comprehensive income (loss):	(13,518)	(5,888)	4,511

Total comprehensive income attributable to AerCap Holdings N.V.	$158,706	$157,767	$296,921

(1)
In 2011, 2012 and 2013 we entered into interest rate swaps for which we achieved cash flow hedge accounting treatment. During these years no amounts were reclassified from accumulated other comprehensive (loss) income to the income statement.

(2)
We recognize the actuarial gains or losses that arise during the period as a component of other comprehensive (loss) income.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2011, 2012 and 2013

	Year ended December 31,
	2011(1)	2012(1)	2013
	(U.S. dollars in thousands)
Net income	$172,750	$158,442	$295,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	384,855	357,347	337,730
Asset impairment	24,496	12,625	26,155
Amortization of debt issuance costs and debt discount	53,180	69,651	47,442
Amortization of intangibles	17,319	11,577	8,746
Provision for doubtful accounts	4,843	—	—
Net (gain) loss on sale of assets	(12,939)	46,421	(41,873)
Loss on discontinued operations (AeroTurbine)	52,745	—	—
Mark-to-market of non-hedged derivatives	23,167	2,059	(11,805)
Deferred taxes	23,892	7,695	21,186
Share—based compensation	6,236	7,127	9,292
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(16,434)	912	2,854
Inventories	(18,100)	7,877	—
Other assets	(41,056)	(2,732)	(30,551)
Other liabilities	(27,465)	(20,070)	22,149
Deferred revenue	(9,289)	(2,215)	8,151

Net cash provided by operating activities	638,200	656,716	694,878
Purchase of flight equipment	(763,159)	(1,038,657)	(1,782,839)
Proceeds from sale/disposal of assets	140,785	781,278	664,415
Prepayments on flight equipment	(47,752)	(36,124)	(213,320)
Capital contributions	(2,500)	—	(13,180)
Proceeds from the disposal of subsidiaries, net of cash disposed	119,917	—	—
Movement in restricted cash	(11,621)	(58,131)	7,866

Net cash used in investing activities	(564,330)	(351,634)	(1,337,058)
Issuance of debt	1,672,089	1,297,087	2,299,706
Repayment of debt	(1,646,735)	(1,213,832)	(1,889,194)
Debt issuance costs paid	(37,306)	(43,177)	(45,213)
Maintenance payments received	110,358	132,046	100,708
Maintenance payments returned	(54,751)	(49,728)	(56,909)
Security deposits received	20,135	25,624	23,364
Security deposits returned	(37,190)	(21,855)	(15,032)
Repurchase of shares	(100,000)	(320,093)	—

Net cash (used in) provided by financing activities	(73,400)	(193,928)	417,430

Net increase (decrease) in cash and cash equivalents	470	111,154	(224,750)
Effect of exchange rate changes	6,161	(1,834)	(137)
Cash and cash equivalents at beginning of period	404,450	411,081	520,401

Cash and cash equivalents at end of period	$411,081	$520,401	$295,514

Supplemental cash flow information:
Interest paid, net of amounts capitalized	224,129	180,968	211,075
Taxes paid	135	1,518	4,966

(1)
Certain reclassifications have been made to the prior years Consolidated Statement of Cash Flows to reflect the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements..

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2011, 2012 and 2013

	AerCap Holdings N.V. Shareholders
	Number of Shares	Share capital	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	AerCap Holdings N.V. shareholders' equity
	U.S. dollars in thousands, except share amounts
Year ended December 31, 2011
Balance at January 1, 2011	149,232,426	$1,570	$1,333,025	$—	$5,005	$871,750	$2,211,350
Share-based compensation	—	—	7,180	—	—	—	7,180
Purchase of treasury stock	—	—	—	(100,000)	—	—	(100,000)
Total comprehensive income	—	—	—	—	(13,518)	172,224	158,706

Balance at December 31, 2011	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236

Year ended December 31, 2012
Balance at January 1, 2012	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236
Share-based compensation	—	—	7,128	—	—	—	7,128
Purchase of treasury stock/share cancellation	(35,868,891)	(377)	(419,716)	100,000	—	—	(320,093)
Total comprehensive (loss) income	—	—	—	—	(5,888)	163,655	157,767

Balance at December 31, 2012	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038

Year ended December 31, 2013
Balance at January 1, 2013	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038
Issuance of shares to directors and employees	420,264	6	—	—	—	—	6
Share-based compensation	—	—	6,407	—	—	—	6,407
Total comprehensive income	—	—	—	—	4,511	292,410	296,921

Balance at December 31, 2013	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2011, 2012 and 2013

	AerCap Holdings N.V. shareholders' equity	Non- controlling interest	Total equity
	U.S. dollars in thousands, except share amounts
Year ended December 31, 2011
Balance at January 1, 2011	$2,211,350	$6,047	$2,217,397
Share-based compensation	7,180	—	7,180
Sale of non-controlling interest	—	(492)	(492)
Purchase of treasury stock	(100,000)	—	(100,000)
Total comprehensive income	158,706	526	159,232

Balance at December 31, 2011	$2,277,236	$6,081	$2,283,317

Year ended December 31, 2012
Balance at January 1, 2012	$2,277,236	$6,081	$2,283,317
Share-based compensation	7,128	—	7,128
Purchase of treasury stock/share cancellation	(320,093)	—	(320,093)
Total comprehensive (loss) income	157,767	(5,213)	152,554

Balance at December 31, 2012	$2,122,038	$868	$2,122,906

Year ended December 31, 2013
Balance at January 1, 2013	$2,122,038	$868	$2,122,906
Issuance of shares to directors and employees	6	—	6
Share-based compensation	6,407	—	6,407
Total comprehensive income	296,921	2,992	299,913

Balance at December 31, 2013	$2,425,372	$3,860	$2,429,232

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(U.S. dollars in thousands)

1. General

The Company

        We are an independent aircraft leasing company with $9.5 billion of total assets on our balance sheet mainly consisting of 236 owned aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

        These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries ("AerCap" or the "Company"). AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005 (the "2005 Acquisition"). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, "Business Combinations", this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.

        On December 16, 2013, we entered into a definitive agreement with American International Group, Inc. ("AIG") (NYSE: AIG) under which AerCap will acquire 100% of the common stock of International Lease Finance Corporation ("ILFC"), a wholly-owned subsidiary of AIG (the "ILFC Transaction"). Under the terms of the agreement, AIG will receive $3.0 billion in cash and 97,560,976 AerCap shares. The ILFC Transaction is expected to close in the second quarter of 2014, subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

Variable interest entities

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("CAS") and affiliates of Crédit Agricole Corporate and Investment Bank ("CA-CIB") establishing AerDragon ("AerDragon") with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited who agreed to become a shareholder in AerDragon. As of December 31, 2013, AerDragon was 50% owned by CAS, 20.3% owned by us, 20.3% owned by CA-CIB, and 9.4% owned by East Epoch Limited. As at the date of this report CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. On December 30, 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft to be delivered in the years 2014 to 2016. AerDragon had 20 aircraft on lease to 9 airlines as of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

1. General (Continued)

December 31, 2013, including one acquired from AerCap during the first quarter of 2013. In addition to the aircraft on lease as of December 31, 2013, AerDragon had 13 aircraft yet to be delivered including one A330 that AerDragon contracted to purchase from AerCap.

        We have reassessed our ownership and have determined that AerDragon remains a variable interest entity, in which we continue not to have control and are not to be primary beneficiary of AerDragon. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

        AerCap Partners I.    In June 2008, AerCap Partners I Holding Limited ("AerCap Partners I"), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2013, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture. AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At December 31, 2013, AerCap Partners I had $163.9 outstanding under its senior debt facility.

        The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, ("AerCap Partners 767"), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I's subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

        We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the primary beneficiary. As such, we have consolidated AerCap Partners I's and AerCap Partners 767's financial results in our consolidated financial statements.

        Joint ventures with Waha.    In 2010, we entered into two joint ventures with Waha Capital PJSC ("Waha"), with us owning 50% in AerLift Leasing Jet Ltd. ("AerLift Jet") and 40% in AerLift Leasing Ltd. ("AerLift"). AerLift Jet owned four CRJ aircraft, and AerLift owned eight aircraft as of December 31, 2013. We have determined that the joint ventures are variable interest entities. For AerLift Jet we do have control and are the primary beneficiary. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the primary beneficiary and accordingly, we account for our investment in AerLift under the equity method of accounting.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

1. General (Continued)

        Other joint ventures.    In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a variable interest entity in which we have control and we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

        As further discussed in Note 13, we hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the primary beneficiary. As such, we consolidate the financial results of these entities in our consolidated financial statements.

        We also have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

        We also own 42.3% of AerData, an integrated software solution provider for the aircraft leasing industry, which provides and manages our main corporate management system ("CMS"). AerData's impact to our financial results is not material.

        We guarantee debt obligations on behalf of joint venture entities in the total amount of $308.6 million as of December 31, 2013.

        The effect on equity attributable to us due to changes in ownership interest in subsidiaries was nil in the years ended December 31, 2011, 2012 and 2013.

AeroTurbine Transaction

        On August 2, 2011, we entered into an agreement with International Lease Finance Corporation ("ILFC") for the sale of our wholly-owned subsidiary AeroTurbine, Inc ("AeroTurbine"). The AeroTurbine Transaction was completed on October 7, 2011. The purchase price for all of the outstanding shares of AeroTurbine was $228.0 million. As a result of the sale we recognized a loss from discontinued operations of $52.8 million in the year ended December 31, 2011. The loss consisted of: (1) $22.5 million of bank fees, legal fees and contractual incentive payments to AeroTurbine management, (2) a $8.7 million deferred tax asset write-off as a result of the transfer of tax losses to the buyer and (3) a $21.6 million book loss. The sale resulted in a $119.9 million increase of our cash position, net of incentive payments and net of AeroTurbine's cash held at the transaction date. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. As a result of the agreement with ILFC and based on ASC 205-20, which governs financial statements for discontinued operations, we have reclassified the results of AeroTurbine into discontinued operations in Consolidated Income Statements. If we complete the ILFC Transaction, AeroTurbine will again become one of our subsidiaries.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

1. General (Continued)

ALS Transaction

        On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim Partners, LLC ("Guggenheim") for the sale of our equity interest in Aircraft Lease Securitisation Limited ("ALS") by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. The total proceeds comprised of the cash received and a contingent asset (the "ALS Note Receivable"), which entitles us to receive future cash flows based on the performance of ALS. The total proceeds were in excess of the fair value of the E-Notes sold and included a financing from Guggenheim to us (the "ALS Coupon Liability"). The repayments of the ALS Coupon Liability are equal to a specified amount of $2.5 million per month until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, which were held by third parties, are fully repaid. After the repayment of the ALS Coupon Liability, the ALS Note Receivable entitles us to receive future cash up to the total amount paid under the ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership is transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of ALS, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale. As of December 31, 2013, the ALS Coupon Liability was valued at $71.1 million and the ALS Note Receivable was valued at $72.8 million.

        The ALS transaction resulted in a loss, net of tax, of $54.6 million, including transaction expenses of $13.5 million. The ALS Coupon Liability was initially recognized at fair value, at the transaction date, of $97.1 million, using a discount rate of 5.5%. The ALS Coupon Liability is recorded as debt in our Consolidated Balance Sheets. The corresponding ALS Note Receivable was initially recognized at fair value, at the transaction date, of $67.3 million, using a discount rate of 6.8%. The ALS Note Receivable is recorded as notes receivable in our Consolidated Balance Sheets. The ALS Coupon Liability and ALS Note Receivable are both subsequently measured at amortized cost using the retrospective effective interest method.

LATAM Transaction

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group ("LATAM") for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM's order backlog, and ten Airbus A330-200s with an average age of four years from LATAM's existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values which were based on independent appraised values. As part of the transaction, we made payments of $659 million in June 2013, allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered.

Guggenheim Transaction

        On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC ("ACSAL"), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution of 19.4% in the equity of ACSAL. The aircraft are subject to

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

1. General (Continued)

long term leases to American Airlines. We will continue to service the Boeing 737-800 portfolio. Based on ASC 840 we concluded that we did not retain a substantial risk of ownership and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

        We have assessed our ownership in ACSAL, and have determined that it is a variable interest entity. We further determined that while we do not have control and are not the primary beneficiary of ACSAL, we do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

Risks and uncertainties

        Aircraft leasing is a capital-intensive business and we have significant capital requirements. In order to meet our forward purchase commitments, we will need to access committed debt facilities, secure additional financing for pre-delivery payment obligations, use our existing available cash balances, cash generated from aircraft leasing and sales, and, if necessary, the proceeds from potential capital market transactions. If we cannot meet our obligations under our forward purchase commitments, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

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

(U.S. dollars in thousands)

2. Summary of significant accounting policies

Basis for presentation

        Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

        We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

        Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

        The consolidated financial statements are stated in United States dollars ("U.S. dollars"), which is our functional currency.

Adoption of Recent Accounting Guidance:

        We adopted the following accounting standards during 2013:

        In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities in U.S. GAAP and IFRSs, to improve the comparability of financial statements prepared in accordance with U.S. GAAP and IFRS. Entities are required to disclose both gross information and net information about both (1) instruments and transactions eligible for offset in the statement of financial position in accordance with either Section 210-20-45 or Section 815-10-45 or (2) instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013 and should be applied retrospectively. The adoption of ASU 2011-11 did not have an effect on our consolidated financial statements.

        In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). This new standard is intended to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in their financial statements. The new standard requires entities to disclose additional information about reclassification adjustments, including (1) changes in AOCI balances by component

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

and (2) significant items reclassified out of AOCI. The new disclosure requirements became effective for interim and annual periods beginning on January 1, 2013. The adoption of the new standard requires us to include additional disclosures for items reclassified out of AOCI when applicable.

Future Application of Accounting Guidance:

        In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the "Carry-forwards"). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We plan to adopt the standard prospectively on its required effective date of January 1, 2014 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

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

        The Company reviews estimated useful life and residual value of aircraft periodically based on its knowledge and external factors coupled with market conditions to determine if they are appropriate and record adjustments on an aircraft by aircraft basis as necessary. In the years ended December 31, 2011, December 31, 2012 and December 31, 2013, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the year ended December 31, 2013 was to reduce net income by $8.0 million, or $0.07 basic and diluted earnings per share.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

Reclassifications

        Amortization of debt issuance costs and debt discount—The Consolidated Statements of Cashflows for the years ended December 31, 2012 and December 31, 2011, includes a reclassification, as compared to the 2012 20-F, of $18.7 million and $20.2 million respectively from net cash provided by financing activities to net cash provided by operating activities with respect to the amortization of fair value adjustments on some of our debt which were previously netted against debt repayments. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods.

        Deferred tax—The Consolidated Balance Sheet for the year ended December 31, 2012 includes a reclassification, as compared to the 2012 20-F, of $51.6 million from deferred income tax asset to deferred income tax liability which were previously presented on a net basis as part of the deferred tax asset. There were no changes to Net Income or Total Equity as a result of this reclassification in the respective period.

        Restricted cash—The Consolidated Balance Sheet for the year ended December 31, 2012 includes a reclassification, as compared to the 2012 20-F, of $0.8 million from restricted cash to other liabilities. The Consolidated Statement of Cash Flows was changed accordingly for the respective period. There were no changes to Net Income or Total Equity as a result of this reclassification in the respective period.

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

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment or term of the related lease. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

recognized as an intangible lease premium which is amortized over the term of the related lease in lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft and/or additional gains or losses upon disposal. We review estimated useful life and residual value of aircraft periodically based on our knowledge to determine if they are appropriate and record adjustments on an aircraft by aircraft basis as necessary.

        We apply ASC 360, which addresses financial accounting and reporting for the impairment of long-lived assets and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. We regularly, at least on a quarterly basis, evaluate these events and circumstances. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect 15% of the original manufacture costs, in line with industry standards, except where more recent industry information indicates a different value is appropriate. We generally focus our impairment assessment on older aircraft as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

Notes receivable

        Notes receivable arise from the restructuring and deferring of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment. The ALS Note Receivable (described in Note 1) is recorded at fair value and subsequently measured at amortized cost using the retrospective effective interest method.

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

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of ASC 805. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs are recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We do not assume lease renewals in the determination of the lease premiums or

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

deficiencies given a market participant would expect the lessee to renegotiate the lease on market terms. We evaluate all definite-lived intangible assets for impairment in accordance with ASC 360.

Inventory

        Inventory consists primarily of engine and airframe parts when we have aircraft for part out. It is valued at the lower of cost or market value.

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with ASC 815. All derivatives are recognized on the balance sheet at their fair value which includes a consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk.

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

        When cash flow hedge accounting treatment is not achieved under ASC 815, the changes in fair values related to interest derivatives between periods are recognized as a reduction or increase of interest expense and changes to fair value relating to currency derivatives are recognized as a reduction or increase of selling, general and administrative expenses on the income statement .

        Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flow in our consolidated cash flow statements.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

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

(U.S. dollars in thousands)

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

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

Pension

        We operate a defined benefit pension plan for our Dutch employees and some of our Irish employees. As of June 30, 2009, the Irish defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. As required by ASC715, we recognize net periodic pension costs associated with this plan in income from continuing operations and recognize the unfunded status of the plan, if any, as a liability. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded as other comprehensive income. The projection of benefit obligation and fair value of plan assets requires the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we also operate a defined contribution plan for the Irish employees that do not fall under the defined benefit pension plan. We expense these contributions in the period the contribution is made.

Share-based compensation

        We account for share-based compensation in accordance with ASC 718. The amount of such expense is determined by reference to the fair value of the restricted share units or options on the grant date. The share-based compensation expenses are recognized over the vesting period using the straight-line method. We estimate the fair value of options using the Black Scholes option pricing model.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

2. Summary of significant accounting policies (Continued)

Earnings Per Share

        Earnings per share is presented in accordance with ASC 260 which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as restricted share units, restricted shares and share options .

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2012	2013
Cash securing our obligations under ECA-guaranteed financings	$41,895	$59,609
Cash securing our obligations under ALS II debt	15,712	15,004
Cash securing our obligations under AerFunding revolving credit facility	82,070	71,379
Cash securing our obligations under Genesis securitization debt	28,955	35,836
Cash securing our obligations under TUI portfolio acquisition facility	25,656	26,509
Cash securing our obligations under other debt	82,043	52,800
Cash securing our obligations under SkyFunding I and II facilities	2,740	7,472
Other	1,582	4,178

	$280,653	$272,787

        The cash securing our obligations under all our debt facilities is restricted and can only be used to pay for operating expenses incurred by the respective financing vehicle and to pay for interest and repayment of the respective debt. The majority of the restricted cash represents collections of these structures in the previous period, which will be paid as interest and debt amortization at the next payment date.

4. Trade receivables, net of provisions

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves. As of December 31, 2013, we did not have any trade receivables recorded in relation to lessee defaults. Furthermore we did not have any provisions for doubtful accounts as of December 31, 2012 and 2013.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

4. Trade receivables, net of provisions (Continued)

        The change in the provision for doubtful accounts is set forth below:

	Year ended December 31,
	2011	2012	2013
Provision at beginning of period	$2,606	$3,530	$—
Expense for doubtful accounts	3,335	—	—
Discontinued operations	(2,567)	—	—
Other(1)	156	(3,530)	—

Provision at the end of period	$3,530	$—	$—

(1)
Includes direct write-offs and cash accounting for certain trade receivables.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2011	2012	2013
Net book value at beginning of period	$8,061,260	$7,895,874	$7,261,899
Additions	882,625	1,116,808	1,825,937
Depreciation	(383,148)	(355,697)	(336,888)
Impairment (Note 22)	(23,323)	(12,625)	(25,616)
Disposals	(333,140)	(1,376,461)	(606,495)
Transfers to direct finance leases/flight equipment held for sale	(11,430)	(6,000)	(32,890)
Sale of AeroTurbine	(296,970)	—	—

Net book value at end of period	$7,895,874	$7,261,899	$8,085,947

Accumulated depreciation/impairment at December 31, 2011, 2012 and 2013	$(1,060,416)	$(992,528)	$(1,337,675)

        At December 31, 2013, 232 out of our 236 owned aircraft and each of our seven owned engines were on lease under operating leases to 74 lessees in 42 countries. The four aircraft off-lease as of December 31, 2013 were subject to lease agreements at December 31, 2013. Two of these aircraft have been delivered since December 31, 2013 and the remaining two are scheduled for delivery in the first and second quarters of 2014. The geographic concentrations of leasing revenues are set out in Note 18.

        Prepayments on flight equipment (including related capitalized interest) of $151,550, $78,149 and $43,099 have been applied against the purchase of aircraft during the years ended December 31, 2011, 2012 and 2013, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

5. Flight equipment held for operating leases, net (Continued)

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2013, excluding any potential capitalized interest:

	2014	2015	2016	Thereafter	Total
Capital expenditures	$657,392	$281,907	$969,184	$947,291	$2,855,774
Pre-delivery payments	128,509	26,034	—	—	154,543

	$785,901	$307,941	$969,184	$947,291	$3,010,317

        As of December 31, 2013, excluding five purchase rights, we expected to make capital expenditures related to 39 new aircraft on order in 2014 and thereafter, comprised of three A330 aircraft, five A320neo aircraft, nine A350 aircraft, 15 Boeing 737 aircraft and seven Boeing 787 aircraft. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities, the incurrence of bank debt and capital market issuances.

        Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2013 are as follows:

Contracted minimum future lease receivables
2014	$931,801
2015	878,948
2016	772,706
2017	591,965
2018	526,397
Thereafter	1,643,197

$5,345,014

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

6. Notes receivable

        Notes receivable consist of the following at December 31:

	2012	2013
Secured notes receivable	$10,135	$2,987
ALS Note Receivable(1)	68,028	72,801

	$78,163	$75,788

(1)
In 2012 we obtained the ALS Note Receivable as part of the ALS transaction with an effective interest of 6.8% per year. After the repayment of the ALS Coupon Liability, the ALS Note Receivable entitles us to receive future cash up to the total amount paid under the ALS Coupon Liability. For further details refer to the ALS Transaction as described in Note 1.

7. Prepayments on flight equipment

        In December 2005, we placed an order with Airbus for the forward purchase of 70 aircraft, including eight aircraft subject to reconfirmation rights. During 2008 and the first two months of 2009, we notified Airbus that we would not take delivery of the eight aircraft subject to reconfirmation rights. In 2009 four additional aircraft were added to the forward order. As of December 31, 2013, all 66 aircraft had been delivered of which 12 aircraft were sold.

        In December 2006, we placed an order with Airbus to acquire 20 new A330 wide-body aircraft. In May 2007, we added an additional ten A330 aircraft to this order. In 2009, two additional A330 aircraft were added to the forward order. As of December 31, 2013 all 32 aircraft had been delivered of which 13 aircraft were sold.

        In 2010, we signed an agreement with Boeing covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft to be delivered in 2015 and five purchase rights.

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, including 15 with deliveries scheduled between 2014 and 2018. As part of the transaction, we made payments of $659 million in June 2013, and allocated $577 million to flight equipment held for operating leases relating to the ten A330 aircraft purchased and leased back and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered.

        In connection with the current forward order contract, we are required to make scheduled prepayments toward these future deliveries (Note 5). In addition, we capitalize interest related to progress payments made in respect of flight equipment on forward order and add such amount to prepayments on flight equipment.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

7. Prepayments on flight equipment (Continued)

        The following table presents a summary of the movements in prepayments on flight equipment and capitalized interest during the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Net book value at beginning of period	$199,417	$95,619	$53,594
Prepayments made during the period	43,313	33,508	205,865
Interest capitalized during the period	4,439	2,616	7,455
Prepayments and capitalized interest applied against the purchase of flight equipment	(151,550)	(78,149)	(43,099)

Net book value at end of period	$95,619	$53,594	$223,815

8. Investments

        Investments consist of the following at December 31:

	2012	2013
20.3% equity investment in unconsolidated joint venture (AerDragon)	$41,161	$47,672
39.6% equity investment in unconsolidated joint venture (AerLift)	51,721	54,457
42.3% equity investment in unconsolidated joint venture (AerData)	980	882
19.4% equity investment in unconsolidated joint venture (ACSAL)	—	9,175
Other investments at cost	—	194

	$93,862	$112,380

        The undistributed earnings of investments in which our ownership interest is less than 50 percent were $31.4 million, $25.0 million and $15.3 million at December 31, 2013, 2012, and 2011, respectively. Our equity investment in our unconsolidated joint ventures, AerDragon, AerLift, AerData and ACSAL, are accounted for under the equity method.

9. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization:

	As of December 31, 2012
	Gross	Accumulated amortization	Net
Lease premiums	$54,945	$(36,845)	$18,100

	As of December 31, 2013
	Gross	Accumulated amortization	Net
Lease premiums	$35,461	$(26,107)	$9,354

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

9. Intangible assets (Continued)

        Lease premiums that are fully amortized are removed from the gross and accumulated amortization column in the table above. The following table presents the changes to amortizable intangible assets during the periods indicated:

	Year ending December 31,
	2012	2013
Net carrying value at beginning of period	$29,677	$18,100
Amortization	(11,577)	(8,746)

Net carrying value at end of period	$18,100	$9,354

        Future amortization of the intangible assets over the terms of their useful lives is as follows:

Amortization of intangible assets
2014	$5,844
2015	3,085
2016	425

$9,354

        The remaining weighted average amortization period for the amortizable intangible assets is 21 months In 2012, the weighted average amortization period for amortizable intangible assets was 29 months. Please refer to Note 20 for the impairment analysis of intangible assets.

10. Derivative assets and liabilities

        The objective of our hedging policy is to adopt a risk adverse position with respect to changes in interest rates and foreign currencies. We have entered into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore from time to time we enter into foreign currency derivatives to hedge the current and future Euro /U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of December 31, 2013, we had interest rate swaps, caps and floors, with a combined notional amount of $1.9 billion and a combined positive fair value of $25.5 million. The positive fair value as of December 31, 2013, is recorded in the balance sheet as derivative assets of $32.7 million and derivative liabilities of $7.2 million. As of December 31, 2012, we had interest rate swaps and floors with a combined notional amount of $2.4 billion and a combined negative fair value of $4.7 million. The negative fair value as of December 31, 2012 is recorded in the balance sheet as derivative asset of $10.0 million and derivative liabilities of $ 14.7 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

        We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to two interest rate swaps. The two interest rate swaps expired in the year ending

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

10. Derivative assets and liabilities (Continued)

December 31, 2012. The change in fair value of these derivatives, therefore, is recorded in the income statement as interest expense (income) as specified below:

	Year ended December 31,
	2011	2012	2013
Change in fair value of interest rate caps and floors	$59,312	$14,388	$(11,709)
Change in fair value of interest rate swaps	(39,536)	(3,713)	—

	$19,776	$10,675	$(11,709)

        As of December 31, 2013, we had five interest rate swaps to hedge forecasted monthly LIBOR-based interest payments, for which we achieved cash flow hedge accounting treatment. The five interest rate swaps had a combined notional amount of $0.5 billion and a combined negative fair value of $5.6 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2013. As of December 31, 2012, we had six interest rate swaps for which we achieved cash flow hedge accounting treatment. The six interest rate swaps had a combined notional amount of $0.7 billion and a combined negative fair value of $11.3 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2012. The change in fair value related to the effective portion of these six interest rate swaps is recorded, net of tax, in accumulated other comprehensive income. We do not expect to reclassify amounts from accumulated other comprehensive income to net interest over the next 12 months. Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2013 and 2012, the Company had received cash collateral of $4.9 and $0.8 million, respectively, from various counterparties and the obligation to return such collateral is recorded in Accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of December 31, 2013 or 2012.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

11. Other assets

        Other assets consist of the following at December 31:

	2012	2013
Debt issuance costs	$133,352	$148,315
Other tangible fixed assets	2,482	2,427
Receivables from aircraft manufacturer	8,203	5,800
Prepaid expenses	4,690	6,057
Other receivables	9,124	21,423

	$157,851	$184,022

        Amortization of debt issuance costs was $33,001, $50,989 and $29,633 for the years ended December 31, 2011, 2012 and 2013 respectively. The higher amortization in 2012 was due mostly to the early repayment of secured loans during the year. The unamortized debt issuance costs at December 31, 2013 amortize from 2014 through 2024.

12. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2012	2013
Accrued expenses	$33,077	$50,087
Accrued interest	44,257	44,916
Lease deficiency	15,427	13,459

	$92,761	$108,462

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 92 months as of December 31, 2013, compared with an average 102 months as of December 31, 2012.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt

        Debt consists of the following as of December 31:

	2012(1)	2013(1)	Weighted average interest rate December 31, 2013(2)	Maturity
Secured
ECA-guaranteed financings	$1,675,387	$1,504,429	2.48%	2024
ALS II debt	572,270	450,045	2.02%	2038
AerFunding revolving credit facility	538,024	967,094	2.92%	2018
Genesis securitization debt	549,288	452,233	0.41%	2032
TUI portfolio acquisition facility	188,393	163,943	1.92%	2015
SkyFunding I and II facilities	507,475	623,785	3.74%	2023
Other debt	1,179,169	1,390,521	3.12%	2023
Unsecured
Senior unsecured notes due 2017	300,000	300,000	6.38%	2017
DBS revolving credit facility	—	150,000	2.50%	2018
Other
Subordinated debt joint ventures partners(3)	64,280	64,280	1.96%	2022
DBS B737-800 PDP Facility	—	47,458	3.00%	2015
Other debt	229,213	123,104	5.67%	2020

	$5,803,499	$6,236,892

(1)
As of December 31, 2013, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

(2)
The weighted average interest rate is calculated based on the U.S. dollar LIBOR rate as of December 31, 2013, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

(3)
Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

        Aggregate maturities of debt and capital lease obligations (included in other debt), excluding $90.3 million debt discount, during the next five years and thereafter are as follows:

Debt maturing
2014	$787,022
2015	997,097
2016	672,855
2017	992,821
2018	1,256,585
Thereafter	1,620,789

$6,327,169

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

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

        As of December 31, 2013, we had 18 aircraft financed under this facility and $323.4 million of loans outstanding.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding December 31, 2013	Interest rate
	(U.S. dollars in thousands)
Floating Rate Tranches	$323,420	Three-month LIBOR plus 0.33%
Purchase accounting fair value adjustments	(955)

	$322,465

        Maturity Date.    The principal of the export credit facility amortizes over a 12-year term, with a final maturity on November 9, 2020.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

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

        As of December 31, 2013, seven A330 aircraft and 10 A320 family under this 2008 facility have been delivered from the manufacturer. We had $657.7 million of loans outstanding under this facility as of December 31, 2013.

        In March 2009, we entered into a $846.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by the ECA. As of December 31, 2013, five A320 family aircraft under this facility have been delivered from the manufacturer and financed in this facility. We had $134.7 million of loans outstanding under this facility as of December 31, 2013. Following the redemption of shares issued by AerVenture such that AerCap AerVenture Holding B.V. became the 100% owner of the issued share capital in AerVenture, this facility will no longer be utilized. No additional new aircraft are expected to be financed in this 2009 facility.

        In June 2010 and September 2010, we completed the refinancing of three A330-300 aircraft that were previously financed under our 2008 facility to an ECA capital markets transaction. We had $167.5 million of loans outstanding under the ECA capital markets facilities as of December 31, 2013.

        During 2012, we entered into three additional separate ECA facility agreements in order to finance three A330-300 aircraft which delivered during the year pursuant to a purchase and lease-back transaction with one airline. These facilities carry similar commercial terms to the 2008 facility agreement. We had $222.1 million of loans outstanding under this facility as of December 31, 2013.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

        Interest Rate.    Set forth below are the interest rates for the first and subsequent export credit facilities. The interest rates for the remaining loans will be agreed on a rolling basis.

		Amount outstanding December 31, 2013	Interest rate
		(U.S. dollars in thousands)
2008 A330 & A320 Facility	Floating rate tranches	$58,175	Three-month LIBOR plus 1.47%
	Fixed rate tranches	599,536	3.20%
2009 A320 Facility	Floating rate tranches	53,348	Three-month LIBOR plus 1.11%
	Fixed rate tranches	81,336	4.23%
ECA A330 Capital Market facilities	Fixed rate tranches	167,462	3.60%
2012 Facilities	Fixed rate tranches	222,107	2.29%

Total		$1,181,964

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 12-year term from April 23, 2009.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

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

        As of December 31, 2013, we had financed 46 aircraft under ECA-guaranteed financings. The net book value of aircraft pledged to the ECA lenders was $2.1 billion at December 31, 2013.

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

        The advances made by the commitment holders were used to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture, all 30 of which have been delivered. The final aircraft was delivered in May 2010. The 30 aircraft are among the aircraft delivered by Airbus to AerVenture between 2007 and 2011. During 2011, a portion of A-1 notes were exchanged for A-2 notes.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

        Interest Rate.    Set forth below is the interest rate for the subclasses of notes not held by us. LIBOR is the London interbank offered rate for one-month U.S. dollar deposits or, under certain circumstances, an interpolated LIBOR rate.

	Amount outstanding December 31, 2013	Interest rate
	(U.S. dollars in thousands)
Class A-1 Notes	$433,249	One-month LIBOR plus 1.85%
Class A-2 Notes	16,796	One-month LIBOR plus 1.85%

Total	$450,045

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

        As of December 31, 2013, 30 aircraft were financed in ALS II. The net book value of 30 aircraft pledged as collateral for the securitization debt was $1.0 billion as of December 31, 2013.

AerFunding revolving credit facility

        General.    AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets. On April 26, 2006, AerFunding 1 Limited entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion. The facility was subsequently amended in 2010, 2011 and 2013.

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

        On May 10, 2013, the AerFunding facility was amended to allow for an additional two year revolving period to June 2015, and a three year term-out period to June 2018. The maximum facility size was amended from $800.0 million to $1.1 billion. Credit Suisse AG acted as lead arranger and structuring agent on the transaction, and in addition, lenders to the transaction included Bank of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

America Merrill Lynch and RBC Capital Markets who acted as joint lead arrangers. Nomura and Citi acted as documentation agents, with the syndicate also including Scotiabank, BNP Paribas, ING Bank and Everbank Commercial Finance. Following initial closing, the facility size was increased to $1.3 billion with additional commitments provided by Royal Bank of Scotland, who also acted as a joint lead arranger, and HSBC.

        As of December 31, 2013, we had $967.1 million of loans outstanding under the AerFunding revolving credit facility, relating to 33 aircraft. The net book value of aircraft pledged to lenders under the credit facility was $1.2 billion as of December 31, 2013.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, Boeing 777, Boeing 787 aircraft and A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders.

        All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire on June 9, 2015.

        Interest Rate.    Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable Margin
Borrowing period(1)	2.75%
Period from June 10, 2015 to June 9, 2016	3.75%
Period from June 10, 2016 to June 9, 2017	4.25%
Period from June 10, 2017 to June 9, 2018	4.75%

(1)
The borrowing period is until June 9, 2015, after which the loan converts to a term loan.

        Additionally, we are subject to (a) a 0.50% fee on any portion of the unused loan commitment if the average facility utilization is greater than 50% during a period or (b) a 0.75% fee on any unused portion of the unused loan commitment if the average facility utilization is less than 50% during a period.

        Payment Terms.    Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

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

        Maturity Date.    The maturity date of the AerFunding revolving credit facility is June 9, 2018.

        Cash Reserve.    AerFunding is required to maintain up to 5.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent that there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders.

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

(U.S. dollars in thousands)

13. Debt (Continued)

  •
  enter into a securitization transaction involving assets financed with proceeds from the AerFunding revolving credit facility unless certain conditions are met.

Genesis securitization debt

        General.    On December 19, 2006, Genesis Funding Limited, or GFL, completed a securitization and issued a single class of AAA-rated G-1 floating rate notes. The proceeds of the transaction were used by GFL to finance the acquisition of a portfolio of 41 aircraft. Following a number of sales, there are 37 aircraft in the GFL portfolio as of December 31, 2013. The primary source of payments on the notes is the lease payments on the aircraft owned by the subsidiaries of GFL. The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

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

        Interest Rate.    Set forth below is the interest rate for the Class G-1 note:

	Amount outstanding December 31, 2013	Interest rate
	(U.S. dollars in thousands)
Class G-1 Notes	$452,233	One-month LIBOR plus 0.24%

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

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

        As of December 31, 2013, 37 aircraft were financed in the GFL securitization. The net book value of 37 aircraft pledged as collateral for the securitization debt was $0.7 billion as of December 31, 2013.

TUI portfolio acquisition facility

        General.    In June 2008, AerCap Partners I, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale and leaseback transaction pursuant to which it agreed to purchase 11 Boeing 737-800, six Boeing 757-200 and two Boeing 767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI.

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

        As of December 31, 2013, the joint venture owned 11 Boeing 737-800 aircraft. Two Boeing 767-300ER aircraft that had been originally part of AerCap Partners I have been refinanced through AerCap Partners 767 Ltd, and six Boeing 757-200 aircraft have been sold. The aggregate principal amount of the loans outstanding under the senior facility as of December 31, 2013 was $163.9 million, and the net book value of the 11 aircraft pledged to lenders under the credit facility was $0.3 billion as of December 31, 2013.

        Interest Rate.    Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month U.S. dollar LIBOR plus a margin of 1.575% until April 1, 2013 and a

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

margin of 1.75% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date.

	Amount outstanding December 31, 2013	Interest rate
	(U.S. dollars in thousands)
Senior Facility	$163,943	One-month LIBOR plus 1.75%

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

        Collateral.    Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners I, AerCap Partners I Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners I by Royal Bank of Scotland plc.

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

SkyFunding I and SkyFunding II facilities

        General.    On October 24, 2011, SkyFunding Limited ("SkyFunding I"), a wholly owned subsidiary of AerCap Ireland Limited, entered into a $402.0 million credit facility, which was co-arranged by Crédit Agricole Corporate and Investment Bank, Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia, Landesbank Hessen-Thüringen Girozentrale and DVB Bank SE. Crédit Agricole Corporate and Investment Bank acted as coordinating bank and senior agent.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

        Subsequent to the initial closing of the SkyFunding II facility, Landesbank Hessen-Thüringen Girozentrale, Natixis and BNP Paribas have joined the SkyFunding II facility under this feature, increasing the total facility size to $288.0 million.

        These ten-year credit facilities provide long term committed financing for 21 Boeing 737-800 aircraft subject to leases with American Airlines Inc.

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

        As of December 31, 2013, all of the 12 aircraft have been delivered and financed under the SkyFunding I facility; the aggregate principal amount of the senior loans outstanding under the facility was $350.3 million.

        As of December 31, 2013, nine aircraft have been delivered and financed under the SkyFunding II facility, the aggregate principal amount of the senior loans outstanding under the facility was $273.5 million.

        All borrowings under the SkyFunding facilities are subject to the satisfaction of customary conditions precedent.

        Interest Rate.    The SkyFunding I senior loans bear interest at a floating interest rate of one-month LIBOR plus a margin of 2.85%, payable quarterly in arrears on each repayment date. The SkyFunding II senior loans bear interest at a floating interest rate of one-month LIBOR plus a margin of 3.15%, payable quarterly in arrears on each repayment date. Both SkyFunding Limited and SkyFunding II Limited have fixed the debt on a number of aircraft, and have also entered into certain interest rate caps. Set forth below are the amounts of fixed and floating rate debt outstanding as of December 31, 2013:

		Amount outstanding December 31, 2013	Interest rate
		(U.S. dollars in thousands)
SkyFunding I	Floating rate tranche	$175,774	Three-month LIBOR plus 2.85%
	Fixed rate tranche	174,560	4.43%
SkyFunding II	Floating rate tranche	184,362	Three-month LIBOR plus 3.15%
	Fixed rate tranche	89,089	4.43%

Total		$623,785

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

(U.S. dollars in thousands)

13. Debt (Continued)

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

        As of December 31, 2013, we had financed 21 aircraft under the SkyFunding facilities. The net book value of aircraft pledged to lenders under the facility was $0.8 billion as of December 31, 2013.

Senior unsecured notes due 2017

        General.    In May 2012, AerCap Aviation Solutions B.V. ("AerCap Aviation"), a 100%- owned finance subsidiary of AerCap Holdings N.V. ("AerCap"), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes are fully and unconditionally guaranteed by AerCap Holding N.V. and AerCap Ireland Ltd. The AerCap Aviation Notes were issued at a price of 100%, plus accrued and unpaid interest, if any from and including May 22, 2012. AerCap Aviation subsequently lent the net proceeds from the offering to us to enable us to acquire, invest in, finance or refinance aircraft assets and for other general corporate purposes.

        Maturity Date.    The final maturity date of the senior unsecured notes will be May 30, 2017.

        Collateral.    None.

        Optional Redemption.    We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the aggregate principal amount of the notes plus the applicable "make whole" premium. The "make whole" premium is the excess of:

  (1)
  the sum of the present value at such redemption date of all remaining scheduled payments of principal and interest on such note through the stated maturity date of the notes, discounted

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

    to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points; over

  (2)
  the principal amount of the notes to be redeemed.

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

Unsecured revolving credit facilities

  General.

        Citi revolving credit facility:    On November 9, 2012, we entered into a $285.0 million unsecured revolving credit facility, which was co-arranged by Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank and RBS Securities Inc. Crédit Agricole Corporate and Investment

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

Bank and The Royal Bank of Scotland acted as syndication agents. Citibank, N.A. acts as administrative agent. The three-year credit facility may be used for our general corporate purposes.

        As of December 31, 2013, there were no loans outstanding under the facility and the undrawn commitment available for drawdown under the facility was increased to $290.0 million.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right, no more than once a year, to increase the commitment amount by a minimum amount of $5.0 million or any multiple of $1.0 million in excess thereof, up to a maximum commitment amount of $385.0 million, provided that no default or mandatory prepayment event has occurred and is continuing. In addition, we have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount, provided that any partial reduction shall be in a minimum amount of $5.0 million or any multiple of $1.0 million in excess thereof.

        We are obligated to repay the outstanding principal amount of the loans on November 9, 2015.

        DBS revolving credit facility    In October 2013, we entered into a $180.0 million unsecured revolving credit facility, with an accordion feature to permit other lenders to enter to a maximum of size of $250.0 million. DBS Bank is Lead Arranger and Facility Agent. The facility is a five year facility, split between a three year revolving period followed by a two year term loan, and may be used for general corporate purposes.

        As of December 31, 2013, there was $150.0 million outstanding under the facility and the undrawn commitment available for drawdown under the facility was $30.0 million.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right, no more than once a year, to increase the commitment amount up to a maximum commitment amount of $250.0 million, provided that no default or mandatory prepayment event has occurred and is continuing. In addition, we have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The outstanding principal amount of the loan at the end of the revolving period will be amortized over the remaining two year term out period of the facility. One third of the balance is to be repaid on October 20, 2017, and the remaining two thirds on October 20, 2018.

Unsecured AIG revolving credit facility

        General.    On December 16, 2013, AerCap Ireland Capital Limited, one of our wholly-owned subsidiaries, entered into a $1.0 billion five-year senior unsecured revolving credit facility with American International Group, Inc. as lender and administrative agent. The facility is fully and unconditionally guaranteed by AerCap and AerCap Ireland Ltd. The facility may be used for our general corporate purposes.

        As of December 31, 2013, there were no loans outstanding under the facility. No drawdowns under the facility are permitted until we complete the ILFC Transaction, which we expect to close in the second quarter of 2014.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. AerCap Ireland Capital Limited has the right to terminate or cancel, in whole or in part, the unused

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

portion of the commitment amount, provided that any partial reduction shall be in a minimum amount of $5.0 million or any multiple of $1.0 million excess thereof.

        Interest Rate.    The interest rate for borrowings under the facility is, at AerCap Ireland Capital Limited's option, either (i) LIBOR plus 3.75% or (ii) 2.75% plus the greatest of (x) the U.S. federal funds rate plus 0.5%, (y) the rate of interest publicly announced from time to time by Citibank, N.A. as its "base rate" and (z) one-month LIBOR plus 1%.

        Certain Covenants.    The facility contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder's equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to consolidated unsecured financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

        Maturity.    The facility matures on the date that is the fifth anniversary of the date the facility becomes available for drawdowns.

$2.75 billion unsecured bridge credit facility

        General.    On December 16, 2013, AerCap Ireland Capital Limited, one of our wholly-owned subsidiaries, entered into a $2.75 billion 364-day senior unsecured bridge credit facility. The bridge credit facility is fully and unconditionally guaranteed by AerCap and AerCap Ireland Ltd.. The bridge credit facility is available to finance the ILFC Transaction.

        As of December 31, 2013, there were no loans outstanding under the bridge credit facility. In addition to the satisfaction of other customary conditions precedent, the availability of loans under the bridge credit facility is subject to the substantially concurrent consummation of the ILFC Transaction.

        Interest Rate and Duration Fees.    The interest rate for borrowings under the bridge credit facility is, at AerCap Ireland Capital Limited's option, either (i) adjusted LIBOR plus an applicable margin, or (ii) an alternative base rate, equal to the greatest of (x) the rate of interest publicly announced from time to time by UBS AG as its prime commercial lending rate, (y) the U.S. federal funds rate plus 0.5% and (z) one-month adjusted LIBOR plus 1%, in each case plus an applicable margin. The following table sets forth the applicable margin for the borrowings under the bridge credit facility during the periods specified

	Applicable Margin
Borrowing Period	LIBOR Loans	Alternative Base Rate Loans
From initial funding to 89 days after initial funding	1.750%	0.750%
90 days after initial funding to 179 days after initial funding	2.250%	1.250%
180 days after initial funding to 269 days after initial funding	2.625%	1.625%
270 days after initial funding to maturity date	3.125%	2.125%

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

        The interest rate spreads set forth in the table above for the period from the initial funding of the bridge credit facility through the 89th day thereafter will each increase by 25 basis points per annum if the ratings of our senior unsecured long-term debt by each of Standard & Poor's Rating Services and Fitch Ratings, Inc. are not BB (stable or positive outlook) or better.

        If all loans under the bridge credit facility have not been prepaid in full prior to the applicable dates set forth below, duration fees will be payable under the bridge credit facility in the amounts of (i) 0.50% of the aggregate principal amount of the loans outstanding on the 90th day following the initial funding of the bridge credit facility, (ii) 0.75% of the aggregate principal amount of the loans outstanding on the 180th day following the initial funding of the bridge credit facility and (iii) 1.25% of the aggregate principal amount of the loans outstanding on the 270th day following the initial funding of the bridge credit facility. If a Demand Failure Event (as defined in the bridge credit agreement) occurs, all such duration fees will become immediately due and payable.

        Certain Covenants.    The bridge credit facility does not have any financial covenants that require us to maintain compliance with any financial ratios or measurements on a periodic basis. The bridge credit facility does contain non-financial covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. In addition, the bridge credit facility restricts our ability to pay dividends or make other Restricted Payments (as defined in the bridge credit agreement), subject to certain exceptions, unless certain conditions are met, including the following:

  (1)
  no default under the bridge credit agreement shall have occurred and be continuing;

  (2)
  we meet a financial ratio; and

  (3)
  the amount of distributions may not exceed a certain amount based on, among other things, our consolidated net income.

        Such restrictions are not expected to affect our ability to meet our cash obligations for the next 12 months.

        Mandatory Prepayments.    We are required to prepay the bridge credit facility and reduce commitments outstanding thereunder with the net cash proceeds of certain asset sales, certain issuances of debt, certain issuances of equity and upon the occurrence of a Change of Control Triggering Event (as defined in the bridge credit agreement).

        Maturity.    The bridge credit facility matures on the date that is the 364th day after the initial funding of loans under the bridge credit facility.

Boeing 737-800 pre-delivery payment facility

        General.    In December 2010, we signed a purchase agreement to purchase up to fifteen (15) Boeing 737-800 aircraft, consisting of ten firm aircraft to be delivered in 2015 and five purchase rights.

        Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Boeing prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the ten firm

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

aircraft, we entered into a facility in December 2012 with DBS Bank Ltd, as lender, to finance up to $200.3 million of the pre-delivery payments to Boeing.

        As of December 31, 2013, we had $47.5 million loans outstanding under the facility and the undrawn commitment available for drawdown under the facility was $152.9 million.

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

Subordinated debt joint venture partners

        General.    In 2008 and 2010, AerCap and our joint venture partners each subscribed a total of $64.3 million of subordinated loan notes bearing fixed rates of between 15% and 20%. The subordinated debt held by AerCap is eliminated in consolidation of the joint ventures. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of the joint ventures, the senior facility. As is the case in respect of the senior facility, the obligation of the joint ventures to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by the joint ventures. In June 2013, we entered into amendments in respect of the 2008 joint venture subordinated debt reducing the interest rate from 20% to 0% effective from January 1, 2013.

        Interest Rate.    Interest accrues on the subordinated loan notes at a rate of 15% per annum in the case of the 2010 joint venture, and 0% in the case of the 2008 joint venture, effective as of January 1, 2013 as described above. Subject to certain exceptions on AerCap subordinated loan notes, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the note holders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

        Voluntary Redemption.    Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, the joint venture partners may at any time redeem all or any of the outstanding subordinated loan notes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

13. Debt (Continued)

        Collateral.    The collateral granted in respect of the senior facility also secures the debt constituted by the subordinated loan notes. However, the rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others.

        As of December 31, 2013, the total of subordinated debt in joint ventures amounted to $64.3 million.

Other

        We have entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of December 31, 2013 was $1.5 billion. These financings include:

	Amount outstanding December 31, 2012	Amount outstanding December 31, 2013
	(U.S. dollars in thousands)	(U.S. dollars in thousands)
Secured
Secured aircraft transactions(1)	$1,110,202	$1,327,987
Japanese operating lease	68,967	62,534

	$1,179,169	$1,390,521

Unsecured
ALS Coupon Liability(2)	$96,070	$71,131
Subordinated debt facilities	72,000	30,000
Other financings	61,143	21,973

	$229,213	$123,104

(1)
Secured aircraft transactions comprise financing transactions for portfolios and single aircraft. These financings are secured by 58 aircraft and seven engines. The net book value of the aircraft pledged was $2.0 billion at December 31, 2013.

(2)
In 2012 we obtained the ALS Coupon Liability as part of the ALS transaction, with an effective interest of 5.5% per year. The repayments of the ALS Coupon Liability are equal to a specified amount of $2.5 million until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, are fully repaid. For further details refer to the ALS Transaction as described in Note 1.

        The financings mature at various dates through 2023. The interest rates are based on fixed or floating U.S. dollar LIBOR rates, with spreads on the floating rate transactions ranging up between 0.24% and 6.00% or fixed rate between 2.80% and 7.28%. The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

14. Income taxes

        Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense (benefit) by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2011	2012	2013
Deferred tax expense (benefit)
The Netherlands	$4,322	$1,952	$686
Ireland	6,668	3,685	17,158
United States of America	4,317	2,022	3,686
Sweden	633	(789)	(344)

	15,940	6,870	21,186
Current tax expense (benefit)
United States of America	(1,730)	—	—
The Netherlands	1,250	1,197	4,840

	(480)	1,197	4,840

Income tax expense	$15,460	$8,067	$26,026

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2011	2012	2013
Income tax expense at statutory income tax rate	$57,513	$38,719	$77,698
Valuation allowance(1)	9,661	—	—
Income arising from non-taxable items (permanent differences)(2)	(8,089)	(58,604)	(128)
Tax on global activities	(43,625)	27,952	(51,544)

	(42,053)	(30,652)	(51,672)

Actual income tax expense	$15,460	$8,067	$26,026

(1)
Valuation allowance in 2011 related to losses and credit forwards in our Dutch tax jurisdiction.

(2)
Relates to non-taxable income arising from aircraft with a higher tax basis in general. The 2012 non-taxable income also included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the Dutch tax filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between the Netherlands and Isle of Man jurisdictions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

14. Income taxes (Continued)

        The following tables summarize our global tax activities into each specific tax jurisdiction for each of the years presented:

	Year ended December 31, 2011
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$(33,149)	25.0%	0.0%	$—
Ireland	91,973	12.5%	(12.5)%	(11,497)
United States of America	5,204	37.6%	12.6%	656
Sweden	3,384	18.6%	(6.4)%	(213)
Isle of Man	130,284	0.0%	(25.0)%	(32,571)

	$197,696			$(43,625)

Income arising from non-taxable items	32,355

Income from continuing operations before income tax	$230,051

	Year ended December 31, 2012
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$12,596	25.0%	0.0%	$—
Ireland	29,486	12.5%	(12.5)%	(3,686)
United States of America	5,586	36.2%	11.2%	626
Sweden	(4,220)	18.6%	(6.4)%	266
Isle of Man	(122,983)	0.0%	(25.0)%	30,746

	$(79,535)			$27,952

Income arising from non-taxable items(3)	234,414

Income from continuing operations before income tax	$154,879

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

14. Income taxes (Continued)

	Year ended December 31, 2013
	Pre-tax income (loss)	Local statutory tax rate(1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(2)
Tax jurisdiction
The Netherlands	$22,106	25.0%	0.0%	$—
Ireland	135,424	12.5%	(12.5)%	(16,928)
United States of America	10,354	35.6%	10.6%	1,098
Sweden	(1,848)	18.6%	(6.4)%	118
Isle of Man	143,327	0.0%	(25.0)%	(35,832)

	$309,363			$(51,544)

Income arising from non-taxable items	1,428

Income from continuing operations before income tax	$310,791

(1)
The local statutory income tax expense for our significant tax jurisdictions (The Netherlands, Ireland and Isle of Man) does not differ from the actual income tax expense.

(2)
The tax variance as a result of global activities is mainly caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in The Netherlands.

(3)
The 2012 non-taxable income included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the Dutch filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between the Netherlands and Isle of Man jurisdictions.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

14. Income taxes (Continued)

        The following tables describe the principal components of our deferred tax assets and (liabilities) by jurisdiction at December 31, 2012 and 2013.

	December 31, 2012
	The Netherlands	Ireland	U.S.	Sweden	Total
Depreciation/Impairment	$15,142	$(212,706)	$—	$—	$(197,564)
Debt	—	(13,807)	—	—	(13,807)
Intangibles	—	(1,564)	—	—	(1,564)
Interest expense	—	—	7,401	—	7,401
Accrued maintenance liability	—	5,265	—	—	5,265
Obligations under capital leases and debt obligations	—	8,493	—	—	8,493
Investments	—	2,500	—	—	2,500
Losses and credits forward	—	254,477	6,894	8,050	269,421
Other	2,492	(3,945)	1,034	—	(419)

Net deferred tax asset	$17,634	$38,713	$15,329	$8,050	$79,726

	December 31, 2013
	The Netherlands	Ireland	U.S.	Sweden	Total
Depreciation/Impairment	$13,994	$(286,027)	$(36)	$—	$(272,069)
Debt	—	(11,580)	—	—	(11,580)
Intangibles	—	(838)	—	—	(838)
Interest expense	—	—	7,147	—	7,147
Accrued maintenance liability	—	3,729	—	—	3,729
Obligations under capital leases and debt obligations	—	1,170	—	—	1,170
Investments	—	2,500	(2,128)	—	372
Losses and credits forward	—	308,696	6,941	8,394	324,031
Other	3,705	4,110	44	—	7,859

Net deferred tax asset	$17,699	$21,760	$11,968	$8,394	$59,821

        The net deferred tax asset as of December 31, 2013, of $59.8 million is recognized in the Consolidated Balance Sheet as a deferred income tax asset of $121.7 million and as a deferred income tax liability of $61.8 million. The net deferred tax asset as of December 31, 2012, of $79.7 million is recognized in the Consolidated Balance Sheet as a deferred income tax asset of $131.3 million and as a deferred income tax liability of $51.6 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

14. Income taxes (Continued)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2011	2012	2013
Valuation allowance at beginning of period	$44,696	$54,357	$—
Increase (decrease) of allowance to income tax provision	9,661	(54,357)	—

Valuation allowance at end of period	$54,357	$—	$—

        Valuation allowance in prior years related to losses and credit forwards in our Dutch tax jurisdiction, the cumulative amount of which was cancelled at the end of 2012.

        We did not have any unrecognized tax benefits as of December 31, 2011, 2012 and 2013.

        Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2008 forward, in Ireland from 2009 forward, in Sweden from 2008 forward and in the United States from 2010 forward. None of our tax returns are currently subject to examination.

        Our policy is that we recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense.

The Netherlands

        The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of interest bearing intercompany liabilities with different jurisdictions, current tax expenses are limited with respect to the Netherlands subsidiaries. Deferred income tax is calculated using the Netherlands corporate income tax rate (25.0%). We expect to recover the full value of our Dutch tax assets and have not recognized a valuation allowance against such assets as of December 31, 2013.

Ireland

        Since 2006, the enacted Irish tax rate is 12.5%. Our principal Irish tax-resident operating subsidiary has significant losses carry forward at December 31, 2013 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, including our principal Irish tax-resident operating subsidiary where we hold significant Irish tax losses, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets as of December 31, 2013.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

14. Income taxes (Continued)

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Beginning with the tax year ending December 31, 2006, we filed a consolidated federal income tax return in the U.S. which includes the accounts of AeroTurbine until the date the shares of AeroTurbine were sold (October 7, 2011). The blended federal and state tax rate applicable to our consolidated U.S. group is 35.6% for the year ended December 31, 2013. Due to the existence of tax losses, which expire over time, no current tax expense arose in the U.S. in 2013. Based on projected taxable profits in our U.S. subsidiaries, we expect to recover the full value of our U.S. tax asset and have not recognized a valuation allowance against such assets as of December 31, 2013.

Sweden

        The Swedish entity has significant losses carry forward at December 31, 2013, which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Swedish current tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have not recognized a valuation allowance as of December 31, 2013.

15. Share capital

        During 2011 and 2012 the Company executed a share repurchase program. During 2011, we acquired 9,402,663 ordinary shares for a consideration of $100 million, with an average share price of $10.64. During 2012 we acquired a total number of 26,535,939 ordinary shares for a consideration of $320 million with an average share price of $12.06. All repurchased shares have been cancelled by the Board of Directors in accordance with the authorizations obtained from the Company's shareholders.

        As of December 31, 2013, our authorized share capital consists of 250,000,000 ordinary shares with a par value of €0.01. Our outstanding ordinary share capital as per December 31, 2013, included 113,783,799 ordinary shares.

        The changes in accumulated other comprehensive income (loss) by component for the year ended December 31, 2013 are:

	Net change in fair value of derivatives	Net change in fair value of pension obligations	Total
	(U.S. dollars in thousands)
Beginning balance	$(9,873)	$(4,528)	$(14,401)

Current-period other comprehensive income (loss)	4,975	(464)	4,511

Ending balance	$(4,898)	$(4,992)	$(9,890)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

16. Share-based compensation

Cerberus Funds Equity Grants

        Effective June 30, 2005, companies controlled by Cerberus ("Cerberus Funds") which, at the time, indirectly owned 100% of our equity interests put into place an Equity Incentive Plan ("Cerberus Funds Equity Plan") under which members of our senior management, Board of Directors and an employee of Cerberus (the "participants") were granted certain direct or indirect rights (share options) to the Company's shares held by the Cerberus Funds.

        A summary of activity during the year ended December 31, 2013 is set forth below.

Number of Options
Beginning outstanding January 1, 2013	110,768
Exercised	(83,034)

Ending outstanding December 31, 2013	27,734

        There are no remaining share options which are still subject to future vesting criteria.

AerCap Holdings NV Equity Grants

        In October 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours ("Equity Incentive Plan 2006"). The Equity Incentive Plan 2006 provides for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares, restricted share units and other share awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 4,251,848 Company's shares.

        In March 2012, we implemented an additional equity incentive plan ("Equity Incentive Plan 2012") that is designed to promote our interests by enabling us to attract, retain and motivate employees, consultants and advisors, or those who may become employees, consultants or advisors, and align their interests with ours. The Equity Incentive Plan 2012 provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of equity awards available to be granted under the plan is equivalent to 2,000,000 of our shares. Unlike the Equity Incentive Plan 2006, the Equity Incentive Plan 2012 is not open for equity awards to our Directors.

        The terms and conditions, including the vesting conditions, of the equity awards granted under the Company's equity incentive plans, are determined by the Nomination and Compensation Committee and, for our Directors, by the Board of Directors in line with the remuneration policy approved by the General Meeting of Shareholders. Equity awards granted to our officers are partly subject to long term performance-based vesting criteria with challenging targets in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted in arrears and the number of granted awards is dependent on the performance of the Company and the individual involved during

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

16. Share-based compensation (Continued)

the previous financial year, to ensure that the Company retains and motivates its senior staff. The annual equity awards have a three year time-based vesting period, subject to limited exceptions. Equity awards to our other employees (below officer level) are, at a minimum, subject to time based vesting criteria.

        In 2013, a total of 302,433 restricted share units and 220,000 restricted shares were granted under the Equity Incentive Plans, of which 139,920 restricted shares were issued with the remaining restricted shares being withheld and applied to pay the wage taxes involved. During the same period, 200,000 share options, which were previously granted under the Equity Incentive Plans, were exercised. In connection with the exercise of the share options, the Company issued, in full satisfaction of its obligations, 107,353 ordinary shares to the holder of these share options. During the same period, 200,000 restricted share units, which were previously granted under the Equity Incentive Plans, vested. In connection with the vesting of the restricted share units, the Company issued, in full satisfaction of its obligations, 109,834 ordinary shares to the holder of these restricted share units.

        At December 31, 2013, a total of 1,162,500 share options were outstanding at an exercise price of $24.63 per share, 350,000 share options were outstanding at an exercise price of $2.95 per share, 21,287 share options outstanding at an exercise price of $14.12 per share, 23,662 share options outstanding at an exercise price of $11.29 per share and 19,833 share options outstanding at an exercise price of $13.72 per share. At December 31, 2013, 1,512,500 outstanding options were vested (excluding 131,475 remaining AER options rolled-over from Genesis) and 64,782 options were subject to future vesting criteria. At December 31, 2013, a total of 2,502,661 restricted share units and 139,920 restricted shares were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable.

        Following is a summary of option issuances to-date under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012):

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2013(1)	2,077,036	NA
Forfeitures	—	NA
Options exercised during year(2)	(368,279)	26.57
Options issued during year	—	NA

Options outstanding at December 31, 2013	1,708,757	NA

(1)
Including 299,754 AER options granted to former Genesis directors and employees at the closing of the amalgamation with Genesis on March 25, 2010; these options were issued pursuant to a separate board resolution, so not under any of AerCap Equity Incentive Plans.

(2)
Including 168,279 AER options granted to former Genesis directors and employees; refer to footnote 1.

        The weighted average remaining contractual term of the 1.7 million options outstanding at December 31, 2013 is 4.1 years. The weighted average grant date fair value for options issued in 2008 is

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

16. Share-based compensation (Continued)

$1.52 per option. There were no options granted subsequent to 2008. Total share-based compensation recognized for the above options was $1,431, nil and nil for the years ending December 31, 2011, 2012 and 2013, respectively. As of December 31, 2011, we have completely recognized the share-based compensation expenses related to NV Equity Grants. There are no remaining share options which are still subject to future vesting criteria.

        In February 2014, the General Meeting of Shareholders approved a new equity incentive plan for the directors, officers and employees of the Company (the "Equity Incentive Plan 2014") with a capacity of 4,500,000 shares, as replacement for the Equity Incentive Plan 2006, subject to and with effect from the closing effective time of the ILFC Transaction. The purpose of the Equity Incentive Plan 2014 is to retain senior management to successfully implement the ILFC Transaction and for general compensation and retention purposes in the years ahead. The terms and conditions of the Equity Incentive Plan 2014 are substantially the same as those of the Equity Incentive Plan 2006.

        Assuming that established performance criteria are met and that no forfeitures occur, we expect to recognize share-based compensation related to AerCap Holdings N.V. restricted share units of approximately $9.5 million during 2014, $5.6 million in 2015, $2.1 million in 2016 and $0.6 million in 2017.

17. Pension plans

        We operate defined benefit plans and a defined contribution pension plan for our employees. These plans do not have a material impact on our Consolidated Balance Sheets and Consolidated Income Statements.

Defined benefit plans:

        We provide an insured defined benefit pension plan covering our Dutch employees ("Dutch Plan") based on years of service and career average pay. The Dutch plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2013 we recognized a $0.3 million, net of tax, actuarial loss in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 4.0% (2012: 4.0%), and various assumptions regarding the future funding and pay out. At December 31, 2013, we recorded a liability in Accrued expenses and other liabilities of $4.6 million which covers our projected benefit obligation exceeding the plan assets.

        We provide a defined benefit pension plan covering some of our Irish employees ("Irish Plan") based on years of service and final pensionable pay. The Irish plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants, as of June 30, 2009, but will continue to accrue benefits for existing participants. We determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2013 we recognized a $0.2 million, net of tax, actuarial loss in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 3.9% (2012: 4.2%), and various assumptions regarding the future funding and pay out. At December 31, 2013, we recorded a liability in Accrued expenses and other liabilities of $3.3 million which covers our projected benefit obligation exceeding the plan assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

17. Pension plans (Continued)

Defined contribution plan:

        We provide a defined contribution pension plan for the Irish employees that are not covered by the defined benefit plan. In the year ended December 31, 2013 we contributed $0.2 million (2012: $0.2 million). No amounts were outstanding in respect of pension contributions at December 31, 2013.

18. Segment information

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

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2011	2012	2013
United States of America	8.8%	12.1%	17.3%
Russia	10.3%	9.4%	9.6%

        The following table sets forth the percentage of long-lived assets attributable to individual countries representing at least 10% of total long-lived assets in 2013 based on each airline's principal place of business for the years indicated:

	2012	2013
United States of America	16.6%	22.2%
Russia	11.4%	10.4%

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivables are from entities located throughout the world. We generally obtain deposits on leases and obtain collateral in flight equipment on notes receivable. During the year ended December 31, 2013 we had one lessee, American Airlines, that represented 10.9% of total lease revenue. During the years ended December 31, 2012 and 2011 we had no lessees that represented more than 10% of total lease revenue.

        During the years ended December 31, 2011, 2012 and 2013, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

19. Selling, general and administrative expenses

        We had 153, 159 and 163 persons in employment as of December 31, 2011, 2012 and 2013, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2011	2012	2013
Personnel expenses(1)(3)	$52,262	$44,645	$55,654
Travel expenses	5,862	7,098	6,728
Professional services	13,159	17,906	13,253
Office expenses	3,943	3,506	3,443
Directors expenses	5,582	4,786	3,393
Aircraft management fee(2)	26,841	641	(477)
Mark-to-market on derivative instruments and foreign currency results	2,811	(2,914)	115
Other expenses	10,286	7,741	6,970

	$120,746	$83,409	$89,079

(1)
Includes share-based compensation of $6,159, $7,128 and $9,292 in the years ended December 31, 2011, 2012 and 2013, respectively.

(2)
Includes a charge of $24,500 relating to the buy-out of the Genesis portfolio servicing rights in the year ended December 31, 2011.

(3)
Includes termination and severance payments of $5,151 in the year ended December 31, 2011.

20. Asset impairment

        Asset impairment includes the following expenses:

	2011	2012	2013
Flight equipment (Note 5)	$23,323	$12,625	$25,616
Discontinued operations	(8,902)	—	—
Notes receivable (Note 6)	—	—	539
Intangible lease premium (Note 9)	1,173	—	—

	$15,594	$12,625	$26,155

        Our long-lived assets include: flight equipment, inventory and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

20. Asset impairment (Continued)

        We performed an impairment analysis of our long-lived assets during the year 2013 and as of December 31, 2013. In this impairment analysis, we focused on aircraft older than 15 years, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft older than 15 years.

        In the year ended December 31, 2013, we recognized an impairment charge of $26.2 million in income from continuing operations. The impairment recognized related to two older A319 aircraft, two Boeing 737-700 and two older Boeing 747 freighters. The impairment on the Boeing 737-700 aircraft was triggered by the release of $9.9 million of maintenance reserve upon redelivery and the impairment of the two Boeing 747 freighters was triggered by $17.7 million end-of-lease payments upon redeliveries. The impairment on the two older A319 aircraft was the result of our annual assessment whereby we concluded that the net book values were no longer supportable based on the latest cash flow estimates including residual value proceeds. Also a note receivable for an aircraft which has been sold last year has been impaired.

        As of December 31, 2013, we owned 236 aircraft, 13 of which were older than 15 years. These 13 aircraft had a net book value of $206.8 million which represented 2.6% of our total flight equipment held for operating lease. The undiscounted cash flows of the 13 aircraft older than 15 years were estimated at $234.6 million, which represents 13.5% excess above net book value. After the impairments earlier in the year as of December 31, 2013 all 13 aircraft passed the recoverability test, including two aircraft that were impaired after the leases were terminated following a contractual redelivery during the year. The 13 aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 90%. The following assumptions drive the undiscounted cash flows: contracted lease rents per aircraft through current lease expiry, subsequent re-lease rates based on current marketing information and residual values based on current market transactions. We review and stress test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger further impairments.

        We have nine aircraft whose undiscounted cash flows do not substantially exceed their carrying value as of December 31, 2013. We have defined 10% as substantial. The aggregated carrying value of the nine aircraft on December 31, 2013, amounted to $257.2 million, and their aggregated net book value was $261.8 million, which represented 3.2% of our total flight equipment held for operating lease.

        There can be no assurance that the Company's estimates and assumptions regarding the economic environment, or the period or strength of recovery, made for purposes of the long-lived asset impairment tests will prove to be accurate predictions of the future. A deterioration in the global

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

20. Asset impairment (Continued)

economic environment and a decrease of appraised values will have a negative effect on the undiscounted cash flow, which might then trigger impairment on some of the 13 aircraft which are older than 15 years or other aircraft in our portfolio.

21. Earnings per ordinary share

        Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding were 1.3 million, 1.5 million and 1.6 million for the years ended December 31, 2013, 2012 and 2011, respectively, because the effect of including those shares in the calculation would have been anti-dilutive. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Net income for the computation of basic earnings per share	$172,224	$163,655	$292,410
Weighted average ordinary shares outstanding—basic	146,587,752	131,492,057	113,463,813

Basic earnings per ordinary share	$1.17	$1.24	$2.58

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Net income for the computation of diluted earnings per share	$172,224	$163,655	$292,410
Weighted average ordinary shares outstanding—diluted	146,587,752	132,497,913	115,002,458

Diluted earnings per ordinary share	$1.17	$1.24	$2.54

22. Related party transactions

        As at December 31, 2013, AerDragon was owned 50.0% by China Aviation Supplies Holding Company, 20.3% by an affiliate of Crédit Agricole, 20.3% by AerCap and 9.4% by East Epoch Limited. As at the date of this report, CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. In 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. During 2013 AerCap sold one B737-800 aircraft and contracted to sell one A330 aircraft to AerDragon. The A330 aircraft is due to be delivered in the second quarter of 2014. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. All of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap charged AerDragon a total of $0.5 million as a guarantee fee and for these management services during 2013. We apply equity

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

22. Related party transactions (Continued)

accounting for our investment in this joint venture company. Accordingly, the income statement effect of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. Historically, the investment in AerCo has been written down to zero, because we do not expect to realize any value. We consolidated AerCo through March 2003, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we received interest from AerCo on its D note investment of $1.7 million and $0.4 million for the years ended December 31, 2006 and December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $3.3 million, $3.0 million and $1.9 million in the years ended December 31, 2011, 2012 and 2013, respectively.

        On November 11, 2010, we issued approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha's 50% interest in the joint venture company AerVenture, a 40% interest in AerLift and a 50% interest in AerLift Jet. We provide a variety of management services to AerLift for which we received a fee of $6.9 million in the year ended December 31, 2013.

        On June 10, 2012, we purchased 5,000,000 of our ordinary shares from Fern S.a.r.l., an indirect subsidiary of Cerberus, which was an affiliate of AerCap. The aggregate price of the shares was $55.9 million. On August 20, 2012, we purchased 10,000,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $120.0 million. Additionally, on December 6, 2012, we purchased 5,040,000 of our ordinary shares from Fern S.a.r.l. The aggregate price of the shares was $64.1 million. These repurchases were done under the $320 million share repurchase program, and undertaken on an arm's-length basis at fair market value overseen by the management and disinterested directors.

23. Commitments and contingencies

Property and other rental commitments

        We have entered into property rental commitments with third parties and have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2014	$2,227
2015	2,080
2016	1,638
2017	1,608
2018	388
Thereafter	—

$7,941

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

23. Commitments and contingencies (Continued)

Legal proceedings

Litigation

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

VASP Litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of São Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the "STJ") dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap's extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While our external legal counsel informed us that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

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

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

23. Commitments and contingencies (Continued)

judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap's application and entered an order ratifying the English judgment. Although VASP appealed that order; the order is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

        On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

        In addition to its claim in the English courts, AerCap has also brought an action against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP's bankruptcy, the Irish action is now moving forward.

        Our management, based on the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Transbrasil litigation

        In the early 1990s, two AerCap-related companies (the "AerCap Lessors") leased an aircraft and two engines to Transbrasil S/A Linhas Areas ("Transbrasil"), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation ("GECC") and certain of its affiliates (collectively with GECC, the "GE Lessors"). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the "Notes") to the AerCap lessors and GE Lessors (collectively the "Lessors") in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

        Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the "Indemnity Claim"). In June 2010, the AerCap Lessors

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

23. Commitments and contingencies (Continued)

and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

        In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the "Provisional Enforcement Actions"): one to enforce the award of statutory penalties; a second to recover attorneys' fees related to that award and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasils' calculations were greatly exaggerated.

        Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants' attempts to collect on the Notes.

        In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the "New York Action"), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and the defense of Transbrasils' lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

        In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil has appealed this ruling to another panel of the STJ.

        Our management, based on the facts and the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

24. Fair value measurements

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

(U.S. dollars in thousands)

24. Fair value measurements (Continued)

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

        The following table summarizes our financial assets and liabilities as of December 31, 2013 and December 31, 2012, that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	31-Dec-12	Level 1	Level 2	Level 3
Cash and cash equivalents	$520,401	$520,401	$—	$—
Restricted cash	280,653	280,653	—	—
Derivative assets	9,993	—	9,993	—
Derivative liabilities	(14,677)	—	(14,677)	—

	$796,370	$801,054	$(4,684)	$—

	31-Dec-13	Level 1	Level 2	Level 3
Cash and cash equivalents	$295,514	$295,514	$—	$—
Restricted cash	272,787	272,787	—	—
Derivative assets	32,673	—	32,673	—
Derivative liabilities	(7,233)	—	(7,233)	—

	$593,741	$568,301	$25,440	$—

        Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consist largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate derivatives comprising caps, swaps and floors. Their fair values are determined by applying standard modeling techniques under the income approach to value the transactions, taking into account the actual contractual terms of the derivatives, market interest rates and volatilities in effect at the period close to determine appropriate reset and discount rates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

24. Fair value measurements (Continued)

        We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company's assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations. In the year ended December 31, 2013, we recognized an impairment of $26.2 million. The impairment recognized related to two older A319 aircraft, two Boeing 737-700 aircraft and two older Boeing 747 freighters. The impairment on the Boeing 737-700 aircraft was triggered by the release of $9.9 million of maintenance reserve upon redelivery and the impairment of the two Boeing 747 freighters was triggered by $17.7 million end-of-lease payments upon redeliveries. The impairment on the two older A319 aircraft was the result of our annual assessment whereby we concluded that the net book values were no longer supportable based on the latest cash flow estimates including residual value proceeds. Also a note receivable for an aircraft which has been sold last year has been impaired.

        For level 3 assets that were measured at fair value on a non-recurring basis during the year ended December 31, 2013, the following tables present the fair value of those assets as of the measurement date, valuation techniques and related unobservable input of those assets:

	Fair Value	Valuation Techniques	Unobservable Input	Range for Quantitative Inputs Used
Flight equipment held for operating leases	$57.5 million	Market approach	Third party valuations	$55.0 million - $67.2 million

	Fair Value	Valuation Techniques	Unobservable Input	Range
Flight equipment held for operating leases	$40.6 million	Income approach	Discount	5.4%
			Remaining Holding Period	52 months
			Present value of non-contractual cash flows	39%

        In 2012, as a result of the ALS Transaction, we also recorded the ALS Coupon Liability under debt and the ALS Note Receivable, under notes receivable, both initially recognized at fair value. Due to the lack of comparable market transactions we determined the fair value of the ALS Coupon Liability based on the income method using the Company's own assumptions about the market risk of similar financial instruments, as well as an estimate of future cash flow projections (level 3 inputs). The ALS Coupon Liability was valued at $97.1 million based on a 5.5% discount rate, which was comparable to the traded yield of the Company's senior unsecured notes with a similar duration on the date of completing the ALS

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

24. Fair value measurements (Continued)

Transaction. The ALS Note Receivable was valued at $67.3 million based on a 6.8% discount rate, which was derived from the overall components of the ALS Transaction and considered its longer duration and higher risk (level 2). The ALS Coupon Liability and ALS Note Receivable are both subsequently measured at amortized cost using the retrospective effective interest method.

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

        The carrying amounts and fair values of our most significant financial instruments at December 31, 2012 and 2013 are as follows:

	December 31, 2012		December 31, 2013
	Book value	Fair value	Book value	Fair value
Assets
Restricted cash	$280,653	$280,653	$272,787	$272,787
Derivative assets	9,993	9,993	32,673	32,673
Notes receivable	78,163	78,163	75,788	75,788
Cash and cash equivalents	520,401	520,401	295,514	295,514

	$889,210	$889,210	$676,762	$676,762

Liabilities
Debt	$5,803,499	$5,756,519	$6,236,892	$6,333,906
Derivative liabilities	14,677	14,677	7,233	7,233

	$5,818,176	$5,771,196	$6,244,125	$6,341,139

25. Supplemental Guarantor Financial Information

        The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

        The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AerCap Holdings N.V. (the "Parent Guarantor SEC registered") and also jointly and severally guaranteed by AerCap Ireland Limited (the "Subsidiary Guarantor").

        In May 2012, AerCap Aviation Solutions B.V., a 100%- owned finance subsidiary of AerCap Holdings N.V., issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by AerCap Holding N.V.

        On November 9, 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Holdings N.V. and AerCap Ireland Ltd. The guarantee by AerCap Ireland Ltd under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of December 31, 2013, 2012 and 2011, the Condensed Consolidating Income Statement, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statement of Comprehensive Income for the years ended December 31, 2013, 2012, 2011 and 2010 of (a) AerCap Holdings N.V. (the "Parent Guarantor"), (b) AerCap Aviation Solutions B.V. (the "Issuer"), (c) AerCap Ireland Ltd (the "Subsidiary Guarantor"), (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

Condensed Consolidating Balance Sheet

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	—	—	140	156	—	296
Restricted cash	—	—	5	268	—	273
Flight equipment held for operating leases, net	—	—	77	8,009	—	8,086
Notes receivables	—	—	73	3	—	76
Prepayments on flight equipment	—	—	29	195	—	224
Investments including investments in subsidiaries	2,408	—	1,479	112	(3,887)	112
Intercompany receivables and other assets	743	284	(1,201)	2,631	(4,475)	384

Total Assets	3,151	284	3,004	11,374	(8,362)	9,451

Liabilities and Equity
Debt	151	300	120	5,666	—	6,237
Intercompany payables and other liabilities	575	2	1,753	3,227	(4,772)	785

Total liabilities	726	302	1,873	8,893	(4,772)	7,022
Total AerCap Holdings N.V. Shareholders' equity	2,425	(18)	1,131	2,477	(3,590)	2,425
Non-controlling interest	—	—	—	4	—	4

Total Equity	2,425	(18)	1,131	2,481	(3,590)	2,429

Total Liabilities and Equity	3,151	284	3,004	11,374	(8,362)	9,451

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	1	—	163	356	—	520
Restricted cash	—	—	4	276	—	280
Flight equipment held for operating leases, net	—	—	80	7,182	—	7,262
Notes receivables	—	—	72	6	—	78
Prepayments on flight equipment	—	—	8	46	—	54
Investments including investments in subsidiaries	2,093	—	1,177	99	(3,275)	94
Intercompany receivables and other assets	327	296	825	1,535	(2,638)	345

Total Assets	2,421	296	2,329	9,500	(5,913)	8,633

Liabilities and Equity
Debt	1	300	156	5,346	—	5,803
Intercompany payables and other liabilities	298	2	1,181	1,864	(2,638)	707

Total liabilities	299	302	1,337	7,210	(2,638)	6,510
Total AerCap Holdings N.V. Shareholders' equity	2,122	(6)	992	2,289	(3,275)	2,122
Non-controlling interest	—	—	—	1		1

Total Equity	2,122	(6)	992	2,290	(3,275)	2,123

Total Liabilities and Equity	2,421	296	2,329	9,500	(5,913)	8,633

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	December 31, 2011 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	175	—	158	79	—	412
Restricted cash	—	—	4	240	—	244
Flight equipment held for operating leases, net	—	—	91	7,805	—	7,896
Notes receivables	—	—	—	5	—	5
Prepayments on flight equipment	—	—	69	27	—	96
Investments including investments in subsidiaries	1,917	—	1,710	84	(3,627)	84
Intercompany receivables and other assets	492	—	762	2,252	(3,128)	378

Total Assets	2,584	—	2,794	10,492	(6,755)	9,115

Liabilities and Equity
Debt	1	—	107	6,003	—	6,111
Intercompany payables and other liabilities	306	—	1,646	2,426	(3,657)	721

Total liabilities	307	—	1,753	8,429	(3,657)	6,832
Total AerCap Holdings N.V. shareholders' equity	2,277	—	1,041	2,057	(3,098)	2,277
Non-controlling interest	—	—	—	6	—	6

Total Equity	2,277	—	1,041	2,063	(3,098)	2,283

Total Liabilities and Equity	2,584	—	2,794	10,492	(6,755)	9,115

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

Condensed Consolidating Income Statement

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues
Lease revenue	—	—	7	969	—	976
Net (loss) gain on sale of assets	—	—	(12)	42	12	42
Management fee revenue	2	—	35	5	(21)	21
Interest revenue	2	8	122	—	(127)	5
Other revenue	1	—	—	5	—	6

Total Revenues	5	8	152	1,021	(136)	1,050
Expenses
Depreciation	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Interest on debt	10	20	152	171	(127)	226
Other expenses	—	—	—	49	—	49
Transaction expenses				11	—	11
Selling, general and administrative expenses	18	—	53	40	(21)	90

Total Expenses	28	20	208	632	(148)	740
Income from continuing operations before income taxes and income of investments accounted for under the equity method	(23)	(12)	(56)	389	12	310
Provision for income taxes	—	—	(6)	(20)	—	(26)
Net income of investments accounted for under the equity method	—	—	—	11	—	11

Net income before income from subsidiaries	(23)	(12)	(62)	380	12	295
Income from subsidiaries	315	—	202	(62)	(455)	—

Net income	292	(12)	140	318	(443)	295
Net loss (income) attributable to non-controlling interest	—	—	—	(3)	—	(3)

Net income attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues
Lease revenue	—	—	7	990	—	997
Net (loss) gain on sale of assets	—	—	(132)	79	7	(46)
Management fee revenue	2	—	33	4	(22)	17
Interest revenue	3	7	76	—	(84)	2
Other revenue	1	—	—	2	—	3

Total Revenues	6	7	(16)	1,075	(99)	973
						—
Expenses						—
Depreciation	—	—	3	354	—	357
Asset impairment	—	—	—	13	—	13
Interest on debt	5	12	177	176	(84)	286
Other expenses	—	—	3	76	—	79
Selling, general and administrative expenses	12	—	51	42	(22)	83

Total Expenses	17	12	234	661	(106)	818
						—
Income from continuing operations before income taxes and income of investments accounted for under the equity method	(11)	(5)	(250)	414	7	155
						—
Provision for income taxes	(1)	—	(8)	1	—	(8)
Net income of investments accounted for under the equity method	—	—	—	12	—	12

						—
Net income before income from subsidiaries	(12)	(5)	(258)	427	7	159
						—
Income from subsidiaries	176	—	209	(258)	(127)	—
						—

Net Income	164	(5)	(49)	169	(120)	159
						—
Net loss (income) attributable to non-controlling interest	—	—	—	5	—	5

						—
Net income attributable to AerCap Holdings N.V.	164	(5)	(49)	174	(120)	164

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	Year ended December 31, 2011 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues
Lease revenue	—	—	8	1,043	—	1,051
Net (loss) gain on sale of assets	—	—	18	7	(16)	9
Management fee revenue	3	—	33	5	(22)	19
Interest revenue	2	—	33	(6)	(26)	3
Other revenue	—	—	—	12	—	12

Total Revenues	5	—	92	1,061	(64)	1,094
Expenses
Depreciation	—	—	4	357	—	361
Asset impairment	—	—	—	16	—	16
Interest on debt	—	—	123	195	(26)	292
Other expenses	—	—	—	74	—	74
Selling, general and administrative expenses	11	—	86	46	(22)	121

Total Expenses	11	—	213	688	(48)	864
Income from continuing operations before income taxes and income of investments accounted for under the equity method	(6)	—	(121)	373	(16)	230
Provision for income taxes	—	—	7	(22)	—	(15)
Net income of investments accounted for under the equity method	1	—	—	10	—	11

Net income before income from subsidiaries	(5)	—	(114)	361	(16)	226
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	—	—	—	(53)	—	(53)
Income from subsidiaries	177	—	216	(114)	(279)	—

Net Income	172	—	102	194	(295)	173
Net loss (income) attributable to non-controlling interest	—	—	—	(1)	—	(1)

Net income attributable to AerCap Holdings N.V.	172	—	102	193	(295)	172

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	Year ended December 31, 2010 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues
Lease revenue	—	—	4	898	—	902
Net (loss) gain on sale of assets	1	—	24	15	(4)	36
Management fee revenue	—	—	30	4	(21)	13
Interest revenue	4	—	1	—	(1)	4
Other revenue	4	—	—	—	—	4

Total Revenues	9	—	59	917	(26)	959
Expenses
Depreciation	—	—	1	307	—	308
Asset impairment	—	—	—	11	—	11
Interest on debt	3	—	12	220	(1)	234
Other expenses	—	—	—	67	—	67
Selling, general and administrative expenses	11	—	77	14	(21)	81

Total Expenses	14	—	90	619	(22)	701
Income from continuing operations before income taxes and income of investments accounted for under the equity method	(5)	—	(31)	298	(4)	258
Provision for income taxes	—	—	(18)	(4)	—	(22)
Net income of investments accounted for under the equity method	—	—	—	4	—	4

Net income before income from subsidiaries	(5)	—	(49)	298	(4)	240
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	—	—	—	(3)	—	(3)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	—	—	—		—
Income from subsidiaries	213	—	177	(49)	(341)	—

Net income	208		128	246	(345)	237
Net loss (income) attributable to non-controlling interest	—	—	—	(29)	—	(29)

Net income attributable to AerCap Holdings N.V.	208	—	128	217	(345)	208

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income	292	(12)	140	318	(443)	295
Adjustments to reconcile net income to net cash provided by operating activities:						—
Income from subsidiaries	(315)	—	(202)	62	455	—
Dividend received	—	—	3	—	(3)	—
Depreciation	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Amortization of debt issuance costs and debt discount	1	1	1	44	—	47
Amortization of intangibles	—	—	—	9	—	9
Net (gain) loss on sale of assets	—	—	12	(42)	(12)	(42)
Mark-to-market of non-hedged derivatives	—	—	—	(12)	—	(12)
Deferred taxes	—	—	6	15	—	21
Share-based compensation	9	—	—	—	—	9
Cash flow from operating activities before changes in working capital	(13)	(11)	(37)	755	(3)	691

Working capital	(136)	11	100	30		5
Net cash provided by operating activities	(149)	—	63	785	(3)	696
Purchase of flight equipment	—	—	—	(1,783)	—	(1,783)
Proceeds from sale/disposal of assets	—	—	—	664	—	664
Prepayments on flight equipment	—	—	20	(233)	—	(213)
Capital contributions	—	—	—	(13)	—	(13)
Movement in restricted cash	—	—	—	8	—	8

Net cash used in investing activities	—	—	20	(1,357)	—	(1,337)
Issuance of debt	150	—	—	2,150	—	2,300
Repayment of debt	—	—	(107)	(1,783)	—	(1,890)
Debt issuance costs paid	(2)	—	—	(43)	—	(45)
Maintenance payments received	—	—	3	98	—	101
Maintenance payments returned	—	—	—	(57)	—	(57)
Security deposits received	—	—	—	23	—	23
Security deposits returned	—	—	(3)	(12)	—	(15)
Dividend paid	—	—	—	(3)	3	—

Net cash provided by (used in) financing activities	148	—	(107)	373	3	417

Net increase (decrease) in cash and cash equivalents	(1)	—	(24)	(199)	—	(224)
Effect of exchange rate changes	—	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	1	—	163	356	—	520

Cash and cash equivalents at end of period	—	—	140	156	—	296

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income	164	(5)	(49)	169	(120)	159
Adjustments to reconcile net income to net cash provided by operating activities:
Income from subsidiaries	(176)	—	(209)	258	127	—
Depreciation	—	—	3	354	—	357
Asset impairment	—	—	—	13	—	13
Amortization of debt issuance costs and debt discount	—	1	6	63	—	70
Amortization of intangibles	—	—	—	12	—	12
Net (gain) loss on sale of assets	—	—	132	(79)	(7)	46
Mark-to-market of non-hedged derivatives	—	—	—	2	—	2
Deferred taxes	1	—	8	(1)	—	8
Share-based compensation	7	—	—	—	—	7
Cash flow from operating activities before changes in working capital	(4)	(4)	(109)	791	—	674

Working capital	150	(291)	221	(98)	—	(18)
Net cash provided by operating activities	146	(295)	112	693	—	656
Purchase of flight equipment	—	—	—	(1,039)	—	(1,039)
Proceeds from sale/disposal of assets	—	—	—	781	—	781
Prepayments on flight equipment	—	—	(61)	25	—	(36)
Movement in restricted cash	—	—	—	(58)	—	(58)

Net cash used in investing activities	—	—	(61)	(291)	—	(352)
Issuance of debt	—	300	—	997	—	1,297
Repayment of debt	—	—	(47)	(1,167)	—	(1,214)
Debt issuance costs paid	—	(5)	—	(38)	—	(43)
Maintenance payments received	—	—	3	129	—	132
Maintenance payments returned	—	—	—	(50)	—	(50)
Security deposits received	—	—	—	26	—	26
Security deposits returned	—	—	(1)	(21)	—	(22)
Repurchase of shares	(320)	—	—	—	—	(320)

Net cash provided by (used in) financing activities	(320)	295	(45)	(124)	—	(194)

Net increase (decrease) in cash and cash equivalents	(174)	—	6	278	—	110
Effect of exchange rate changes	—	—	(1)	(1)	—	(2)
Cash and cash equivalents at beginning of period	175	—	158	79	—	412

Cash and cash equivalents at end of period	1	—	163	356	—	520

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	Year ended December 31, 2011 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income	172	—	102	194	(295)	173
Adjustments to reconcile net income to net cash provided by operating activities:
Income from subsidiaries	(177)	—	(216)	114	279	—
Dividend received	—	—	4	—	(4)	—
Depreciation	—	—	4	381	—	385
Asset impairment	—	—	—	24	—	24
Amortization of debt issuance costs and debt discount	—	—	2	51	—	53
Amortization of intangibles	—	—	—	17	—	17
Provision for doubtful accounts	—	—	—	5	—	5
Net (gain) loss on sale of assets	—	—	(18)	(10)	16	(12)
Loss on discontinued operations (AeroTurbine)	—	—	—	53	—	53
Mark-to-market of non-hedged derivatives	—	—	—	23	—	23
Deferred taxes	—	—	(7)	31	—	24
Share-based compensation	6	—	—	—	—	6
Cash flow from operating activities before changes in working capital	1	—	(129)	883	(4)	751

Working capital	274	—	369	(753)	—	(110)
Net cash provided by operating activities	275	—	240	130	(4)	641
Purchase of flight equipment	—	—	—	(763)	—	(763)
Proceeds from sale/disposal of assets	—	—	—	141	—	141
Prepayments on flight equipment	—	—	(93)	45	—	(48)
Capital contributions	—	—	—	(3)	—	(3)
Proceeds from the disposal of subsidiaries, net of cash disposed	—	—	—	120	—	120
Movement in restricted cash	(1)	—	—	(11)	—	(12)

Net cash used in investing activities	(1)	—	(93)	(471)	—	(565)
Issuance of debt	—	—	—	1,672	—	1,672
Repayment of debt	—	—	(80)	(1,567)	—	(1,647)
Debt issuance costs paid	—	—	—	(37)	—	(37)
Maintenance payments received	—	—	3	107	—	110
Maintenance payments returned	—	—	—	(55)	—	(55)
Security deposits received	—	—	—	20	—	20
Security deposits returned	—	—	(1)	(36)	—	(37)
Repurchase of shares	(100)	—	—	—	—	(100)
Dividend paid	—	—	—	(4)	4	—

Net cash provided by (used in) financing activities	(100)	—	(78)	100	4	(74)

Net increase (decrease) in cash and cash equivalents	174	—	69	(241)	—	2
Effect of exchange rate changes	—	—	6	—	—	6
Cash and cash equivalents at beginning of period	1	—	83	320	—	404

Cash and cash equivalents at end of period	175	—	158	79	—	412

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	Year ended December 31, 2010 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income	208	—	128	246	(345)	237
Adjustments to reconcile net income to net cash provided by operating activities:
Income from subsidiaries	(213)	—	(177)	49	341	—
Amalgamation gain	—	—	—	(31)	—	(31)
Depreciation	—	—	1	333	—	334
Asset impairment	—	—	—	14	—	14
Amortization of debt issuance costs and debt discount	—	—	—	42	—	42
Amortization of intangibles	—	—	—	22	—	22
Provision for doubtful accounts	—	—	—	1	—	1
Net (gain) loss on sale of assets	—	—	(24)	(15)	4	(35)
Mark-to-market of non-hedged derivatives	—	—	—	1	—	1
Deferred taxes	—	—	18	—	—	18
Share-based compensation	3	—	—	—	—	3
Cash flow from operating activities before changes in working capital	(2)	—	(54)	662	—	606

Working capital	(13)		104	(22)	—	69
Net cash provided by operating activities	(15)	—	50	640	—	675
Purchase of flight equipment	—	—	—	(1,940)	—	(1,940)
Proceeds from sale/disposal of assets	—	—	—	665	—	665
Prepayments on flight equipment	—	—	(57)	(84)	—	(141)
Purchase of subsidiaries, net of cash acquired	—	—	—	104	—	104
Capital contributions	—	—	—	(8)	—	(8)
Purchase of intangibles	—	—	—	(9)	—	(9)
Movement in restricted cash	1	—	—	(69)	—	(68)

Net cash used in investing activities	1	—	(57)	(1,341)	—	(1,397)
Issuance of debt	—	—	—	2,325	—	2,325
Repayment of debt	—	—	33	(1,535)	—	(1,502)
Debt issuance costs paid	—	—	—	(60)	—	(60)
Maintenance payments received	—	—	—	90	—	90
Maintenance payments returned	—	—	—	(42)	—	(42)
Security deposits received	—	—	—	30	—	30
Security deposits returned	—	—	(7)	(33)	—	(40)
Issuance of equity interest	—	—	—	110	—	110
Capital contributions from non-controlling interests	—	—	—	32	—	32

Net cash provided by (used in) financing activities	—	—	26	917	—	943

Net increase (decrease) in cash and cash equivalents	(14)	—	19	216	—	221
Effect of exchange rate changes	—	—	—	—	—	—
Cash and cash equivalents at beginning of period	15	—	64	104	—	183

Cash and cash equivalents at end of period	1	—	83	320	—	404

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	—	—	—	—

Total other comprehensive income (loss)	—	—	—	5	—	5
Share of other comprehensive income (loss)	5	—	5	—	(10)	—

Total comprehensive income attributable to AerCap Holdings N.V.	297	(12)	145	320	(453)	297

	December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income attributable to AerCap Holdings N.V.	164	(5)	(49)	174	(120)	164

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	(1)	—	(1)
Net change in pension obligations, net of tax	—	—	(3)	(2)	—	(5)

Total other comprehensive income (loss)	—	—	(3)	(3)	—	(6)
Share of other comprehensive income (loss)	(6)	—	(3)	—	9	—

Total comprehensive income attributable to AerCap Holdings N.V.	158	(5)	(55)	171	(111)	158

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollars in thousands)

25. Supplemental Guarantor Financial Information (Continued)

	December 31, 2011 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income attributable to AerCap Holdings N.V.	172	—	102	193	(295)	172

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	(14)	—	(14)

Total other comprehensive income (loss)	—	—	—	(14)	—	(14)
Share of other comprehensive income (loss) from subsidiaries	(14)	—	(14)		28	—

Total comprehensive income attributable to AerCap Holdings N.V.	158	—	88	179	(267)	158

	December 31, 2010 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income attributable to AerCap Holdings N.V.	208	—	128	217	(345)	208

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5

Total other comprehensive income (loss)	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5	—	5	—	(10)	—

Total comprehensive income attributable to AerCap Holdings N.V.	213	—	133	222	(355)	213

26. Subsequent events

        On February 13, 2014, our shareholders approved the announced acquisition of ILFC at an Extraordinary General Meeting of Shareholders. The ILFC Transaction, which is expected to close in the second quarter of 2014, remains subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

        On March 11, 2014, we signed a new $2.75 billion revolving facility which will come into effect upon closing of the ILFC Transaction with a term of four years from that closing date. In connection with this facility coming into effect, the Citi revolving credit facility of AerCap will be terminated, together with an existing ILFC $2.3 billion credit facility (2012 Credit Facility).