Form 20-F
period 2014-12-31
AerCap Holdings N.V.
filed 2015-03-30
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Ordinary Shares, Euro 0.01 par value	212,318,291

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

TABLE OF DEFINITIONS

AeroTurbine	AeroTurbine, Inc.
AerCap or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Trust	AerCap Global Aviation Trust and its consolidated subsidiaries
AerLift	AerLift Leasing Ltd.
AerLift Jet	AerLift Leasing Jet Ltd.
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
ALS II	Aircraft Lease Securitisation II Limited
ALS Transaction	The sale of our equity interest (E-Notes) in Aircraft Lease Securitisation Limited to Guggenheim Partners, LLC on November 14, 2012.
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL contract	End of lease contract
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
Genesis Transaction	The all-share acquisition of Genesis on March 25, 2010.
ILFC	International Lease Finance Corporation
ILFC Transaction	AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, purchase of 100 percent of ILFC's common share from AIG on May 14, 2014.
IRS	Internal Revenue Service
LIBOR	London Interbank Offered Rates
MR contract	Maintenance reserved contract
OCI	Other comprehensive income (loss)
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary
Reorganization	The transfer of substantially all of ILFC's assets to AerCap Trust and AerCap Trust's assumption of substantially all of ILFC's liabilities on May 14, 2014.
SEC	U.S. Securities and Exchange Commission

SPE	Special purpose entity
STJ	Superior Tribunal of Justice
TJSP	The State Appellate Court of Sao Paolo
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VASP	Viação Aerea de São Paulo V
VIE	Variable interest entity
Waha	Waha Capital PJSC

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

  •
  our ability to achieve the anticipated benefits of the recently completed acquisition of International Lease Finance Corporation ("ILFC") from American International Group ("AIG");

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange (the "NYSE"). On August 6, 2007, we completed the secondary offering of 20.0 million additional ordinary shares on the NYSE. On May 14, 2014, AerCap acquired, through a wholly-owned subsidiary, 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG (the "ILFC Transaction"), for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. As of December 31, 2014, we had 212.3 million shares issued and outstanding.

Selected financial data

        The following table presents AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects". The financial information presented as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this annual report. The financial information presented as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 was derived from AerCap Holdings N.V. audited consolidated financial statements not included in this annual report.

 Consolidated Balance Sheet Data:

	As of December 31,
	2014	2013	2012(a)	2011(a)	2010(a)
	(U.S. dollars in thousands)
Assets
Cash and cash equivalents	$1,490,369	$295,514	$520,401	$411,081	$404,450
Restricted cash	717,388	272,787	280,653	244,495	233,844
Flight equipment held for operating leases, net	31,984,668	8,085,947	7,261,899	7,895,874	8,061,260
Maintenance rights intangible and lease premium, net	3,906,026	9,354	18,100	29,677	16,429
Prepayments on flight equipment	3,486,514	223,815	53,594	95,619	199,417
Other assets	2,282,415	563,724	499,151	438,056	696,587

Total assets	$43,867,380	$9,451,141	$8,633,798	$9,114,802	$9,611,987

Debt	30,402,392	6,236,892	5,803,499	6,111,165	6,566,163
Other liabilities	5,522,440	785,071	707,393	720,320	828,427

Total liabilities	35,924,832	7,021,909	6,510,892	6,831,485	7,394,590
AerCap Holdings N.V shareholders' equity	7,863,777	2,425,372	2,122,038	2,277,236	2,211,350
Non-controlling interest	78,771	3,860	868	6,081	6,047

Total equity	7,942,548	2,429,232	2,122,906	2,283,317	2,217,397

Total liabilities and equity	$43,867,380	$9,451,141	$8,633,798	$9,114,802	$9,611,987

(a)
The Consolidated Balance Sheet for the year ended December 31, 2012 includes $51.6 million deferred income tax liability which was previously presented on a net basis as part of the deferred tax asset. There were no changes to Net Income or Total Equity as a result of this in that period.

The Consolidated Balance Sheets for the years ended December 31, 2012, 2011 and 2010 include $0.8 million, $7.2 million and $11.4 million other assets or other liabilities which was previously presented as part of the restricted cash. There were no changes to Net Income or Total Equity as a result of these in the respective periods.

 Consolidated Income Statement Data:

	2014	2013	2012	2011	2010(a)(b)
	(U.S. dollars in thousands except per share amounts)
Revenues and other income
Lease revenue	$3,498,300	$976,147	$997,147	$1,050,536	$902,320
Net gain (loss) on sale of assets	37,497	41,873	(46,421)	9,284	36,204
Other income	104,491	32,046	21,794	34,103	20,754

Total revenues and other income	3,640,288	1,050,066	972,520	1,093,923	959,278
Expenses
Depreciation and amortization	1,282,228	337,730	357,347	361,210	307,706
Asset impairment	21,828	26,155	12,625	15,594	10,905
Interest expense	780,349	226,329	286,019	292,486	233,985
Other expenses	190,301	49,023	78,241	73,836	67,829
Transaction and integration related expenses	148,792	10,959	—	—	—
Selling, general and administrative expenses	299,892	89,079	83,409	120,746	80,627

Total expenses	2,723,390	739,275	817,641	863,872	701,052

Income before income taxes and income of investments accounted for under the equity method	916,898	310,791	154,879	230,051	258,226
Provision for income taxes	(137,373)	(26,026)	(8,067)	(15,460)	(22,194)
Equity in net earnings of investments accounted for under the equity method	28,973	10,637	11,630	10,904	3,713

Net income from continuing operations	808,498	295,402	158,442	225,495	239,745
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	—	—	—	(52,745)	(3,199)
Bargain purchase gain ("Amalgamation gain"), net of transaction expenses	—	—	—	—	274

Net Income	$808,498	$295,402	$158,442	$172,750	$236,820
Net loss (income) attributable to non- controlling interest, net of tax	1,949	(2,992)	5,213	(526)	(29,247)

Net income attributable to AerCap Holdings N.V.	$810,447	$292,410	$163,655	$172,224	$207,573

Net earnings per share—basic
Continuing operations	$4.61	$2.58	$1.24	$1.53	$1.84
Discontinued operations	$—	$—	$—	$(0.36)	$(0.03)
Net earnings per share—basic	$4.61	$2.58	$1.24	$1.17	$1.81
Net earnings per share—diluted
Continuing operations	$4.54	$2.54	$1.24	$1.53	$1.84
Discontinued operations	$—	$—	$—	$(0.36)	$(0.03)
Net earnings per share—diluted	$4.54	$2.54	$1.24	$1.17	$1.81

(a)
As a result of the sale of AeroTurbine in 2011 and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine have been reclassified to discontinued operations. As a result of the ILFC Transaction, AeroTurbine again became a subsidiary of AerCap on May 14, 2014.

(b)
Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010.

RISK FACTORS

Risks Related to Our Business

We require significant capital to fund our business.

        As of December 31, 2014 we had 380 new aircraft on order. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. We have significant principal and interest payments on our outstanding indebtedness and substantial aircraft forward purchase contract payments. In order to meet these commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital market transactions, or possibly selling aircraft. Our typical sources of funding may not be sufficient to meet our liquidity needs, in which case we may be required to raise capital from new sources, including by issuing new types of debt, equity or hybrid securities.

Despite our substantial indebtedness, we might incur significantly more debt.

        Despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and meeting our contractual obligations. The agreements relating to our debt, including our indentures, securitizations, term loan facilities, ECA guaranteed financings, revolving credit facilities, subordinated joint venture agreements, and other financings, limit but do not prohibit our ability to incur additional debt. If we increase our total indebtedness, our debt service obligations will increase. We will become more exposed to the risks arising from our substantial level of indebtedness as described above as we become more leveraged. As of December 31, 2014, we had approximately $5.8 billion of undrawn commitments available under our revolving credit facilities, subject to certain conditions, including compliance with certain financial covenants. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. If additional debt is added to our current debt levels, the related risks we could face would increase.

Our level of indebtedness requires significant debt service payments.

        The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $1.3 billion, was approximately $29.1 billion as of December 31, 2014 (approximately 66% of our total assets as of that date), and our interest payments were $1.1 billion for the year ended December 31, 2014. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness. Our fixed rate debt of $20.3 billion equals 69.8% of our principal amount of outstanding indebtedness, as of December 31, 2014. Our level of indebtedness:

  •
  requires a substantial portion of our cash flows from operations to be dedicated to interest and principal payments and therefore not available to fund our operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

  •
  restricts the ability of some of our subsidiaries and joint ventures to make distributions to us;

  •
  may impair our ability to obtain additional financing on favorable terms or at all in the future;

  •
  may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

  •
  may make us more vulnerable to downturns in our business, our industry or the economy in general.

An increase in our cost of borrowing or changes in interest rates may adversely affect our net income.

        We use a mix of fixed rate and floating rate debt to finance our business. Any increase in our cost of borrowing directly impacts our net income. Our cost of borrowing is affected primarily by the market's assessment of our credit risk and fluctuations in interest rates and general market conditions. Interest rates that we obtain on our debt financings can fluctuate based on, among other things, changes in views of our credit risk, fluctuations in Treasury rates and LIBOR rates, as applicable, changes in credit spreads and swap spreads, and the duration of the debt being issued. If we incur significant debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense. If interest rates increase, we would be obligated to make higher interest payments to our lenders on the floating rate debt to the extent that it is not hedged. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default in their obligations.

        Moreover, if interest rates were to rise sharply, we would not be able to increase our lease rates quickly enough to compensate for the negative impact on our net income, even if the market were able to bear such increases in lease rates. Our leases are generally for multiple years with fixed lease rates over the life of the lease and, therefore, lags will exist because our lease rates with respect to a particular aircraft cannot generally be increased until the expiration of the lease.

        Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenues generated from leases with lease rates tied to floating interest rates. As of December 31, 2014, 3.7% of rental revenue was derived from such leases. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected.

The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.

        Our indentures, securitizations, term loan facilities, ECA guaranteed financings, revolving credit facilities, subordinated joint venture agreements, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit or prohibit our ability to, among other things:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  sell certain assets;

  •
  make certain investments, loans, guarantees or advances;

  •
  declare or pay certain dividends and distributions;

  •
  make certain acquisitions;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into transactions with our affiliates;

  •
  change the business conducted by the borrowers and their respective subsidiaries;

  •
  enter into a securitization transaction unless certain conditions are met; and

  •
  access cash in restricted bank accounts.

        The agreements governing certain of our indebtedness also contain financial covenants, such as requirements that we comply with certain loan-to-value, interest coverage and leverage ratios. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

        Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements would result in a default under those agreements and under other agreements containing cross default provisions. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.

To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.

        Our ability to make payments on, or repay or refinance, our debt and to fund planned aircraft purchases and other cash needs, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in the agreements governing our debt now and in the future. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt or to satisfy our other liquidity needs.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and aircraft purchases, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our existing or future debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our aircraft purchase commitments as they come due.

If we are unable to obtain sufficient cash, we might fail to meet our aircraft purchase commitments.

        If we are unable to meet our aircraft purchase commitments as they come due, we will be subject to several risks, including:

  •
  forfeiting deposits and progress payments to manufacturers and having to pay certain significant costs related to these commitments such as actual damages and legal, accounting and financial advisory expenses;

  •
  defaulting on our lease commitments, which could result in monetary damages and strained relationships with lessees;

  •
  failing to realize the benefits of purchasing and leasing such aircraft; and

  •
  risking harm to our business reputation, which would make it more difficult to purchase and lease aircraft in the future on agreeable terms, if at all.

Any of these events could materially and adversely affect our financial results.

We may be unable to generate sufficient returns on our aircraft investments.

        Our results depend on our ability to consistently acquire strategically attractive aircraft, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring new aircraft we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our aircraft are returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the aircraft. Because our leases are predominantly operating leases, only a portion of an aircraft's value is recovered by the revenues generated from the lease and we may not be able to realize the aircraft's residual value after lease expiration.

        Our ability to profitably purchase, lease, re-lease, sell or part-out our aircraft will depend on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease, and disposition. In addition to factors linked to the aviation industry in general, other factors that may affect our ability to generate adequate returns from of our aircraft include the maintenance and operating history of the airframe and engines, the number of operators using the particular type of aircraft, and aircraft age.

Customer demand for certain types of our aircraft may decline.

        Aircraft are long-lived assets and demand for a particular model and type of aircraft can change over time. Demand may decline for a variety of reasons, including obsolescence following the introduction of newer technologies, market saturation due to increased production rates, technical problems associated with a particular model, new manufacturers entering the marketplace or existing manufacturers entering new market segments, additional governmental regulation such as environmental rules or aircraft age limitations, or the overall health of the airline industry.

        The supply and demand for aircraft is affected by various factors that are outside of our control, including:

  •
  passenger and air cargo demand;

  •
  fuel costs and general economic conditions;

  •
  geopolitical events, including war, prolonged armed conflict and acts of terrorism;

  •
  epidemics and natural disasters;

  •
  governmental regulation;

  •
  interest rates;

  •
  the availability and cost of financing;

  •
  airline restructurings and bankruptcies;

  •
  manufacturer production levels and technological innovation;

  •
  manufacturers merging, entering or exiting the industry;

  •
  retirement and obsolescence of aircraft models;

  •
  increases in production rates from manufacturers;

  •
  reintroduction into service of aircraft previously in storage; and

  •
  airport and air traffic control infrastructure constraints.

        For example, over recent years and in the face of volatile fuel prices, the market for leasing, financing and selling aircraft has experienced an oversupply of certain older, less fuel-efficient aircraft. Moreover, during roughly the same period, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers, and in response, aircraft manufacturers have raised their production output. The increase in these production levels could result in an oversupply of relatively new aircraft if growth in airline traffic does not meet airline industry expectations.

        As demand for particular aircraft declines as a result of any of these factors, lease rates are likely to correspondingly decline, the residual values of that type of aircraft could be negatively impacted, and we may be unable to lease such aircraft on favorable terms, if at all. In addition, the risks associated with a decline in demand for particular aircraft model or type increase if we acquire a high concentration of such aircraft. For example, as of December 31, 2014, we had 380 new aircraft on order including 205 A320neo family aircraft, 66 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 29 A350 aircraft, 25 Boeing 737 aircraft, four A321 aircraft, and one A330 aircraft. If demand declines for a model or type of aircraft of which we own or will acquire a relatively high concentration, it could materially and adversely affect our financial results.

The value and lease rates of our aircraft could decline.

        Aircraft values and lease rates have occasionally experienced sharp decreases due to a number of factors, including, but not limited to, decreases in passenger air travel and air cargo demand, changes in fuel costs, government regulation and changes in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of particular types or models of aircraft, including:

  •
  the particular maintenance, operating history and documentary records of the aircraft;

  •
  the number of operators using that type of aircraft;

  •
  the regulatory authority under which the aircraft is operated;

  •
  whether the aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

  •
  the age of the aircraft;

  •
  any renegotiation of a lease on less favorable terms;

  •
  the negotiability of clear title free from mechanics liens and encumbrances;

  •
  any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

  •
  decrease in the credit-worthiness of lessees;

  •
  compatibility of aircraft configurations or specifications with other aircraft owned by operators of that type;

  •
  comparative value based on newly manufactured competitive aircraft; and

  •
  the availability of spare parts.

        Any decrease in the value and lease rates of our aircraft that results from the above factors or other factors may have a material adverse effect on our financial results.

Strong competition from other aircraft lessors could adversely affect our financial results.

        The aircraft leasing industry is highly competitive. Our competition is primarily comprised of major aircraft leasing companies, but we may also encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers;

  •
  financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

  •
  aircraft brokers;

  •
  public and private partnerships, investors and funds with excess capital to invest in aircraft and engines; and

  •
  emerging aircraft leasing companies that we do not currently consider our major competitors.

        Some of these competitors may have greater operating and financial resources than we do. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results.

Our financial condition is dependent, in part, on the financial strength of our lessees.

        Our financial condition depends on the ability of lessees to perform their payment and other obligations to us under our leases. We generate the primary portion of our revenue from leases to the aviation industry, and as a result we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations depends primarily on their financial condition and cash flows, which may be affected by factors outside our control, including:

  •
  passenger air travel and air cargo demand;

  •
  competition;

  •
  economic conditions and currency fluctuations in the countries and regions in which a lessee operates;

  •
  price and availability of jet fuel;

  •
  availability and cost of financing;

  •
  fare levels;

  •
  geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

  •
  increases in operating costs, including labor costs and other general economic conditions affecting our lessees' operations;

  •
  labor difficulties;

  •
  the availability of financial or other governmental support extended to a lessee; and

  •
  governmental regulation and associated fees affecting the air transportation business, including restrictions on carbon emissions and other environmental regulations, and fly over restrictions imposed by route authorities.

        Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to be affected, and affected more quickly, by the factors listed above. Such airlines are also more likely to seek operating leases.

        Any downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.

        If lessees of a significant number of our aircraft fail to perform their obligations to us, our financial results and cash flows will be materially and adversely affected.

A return to historically high fuel prices or continued volatility in fuel prices could affect the profitability of the aviation industry and our lessees' ability to meet their lease payment obligations to us.

        Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates. Factors such as natural disasters can also significantly affect fuel availability and prices. The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully offsets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. The profitability and liquidity of those airlines that do hedge their fuel costs can also be adversely affected by swift movements in fuel prices, if such airlines are required as a result to post cash collateral under hedge agreements. Therefore, if for any reason fuel prices return to historically high levels or show significant volatility, our lessees are likely to incur higher costs or generate lower revenues, which may affect their ability to meet their obligations to us.

Interruptions in the capital markets could impair our lessees' ability to finance their operations which could prevent the lessees from complying with payment obligations to us.

        The global financial markets have been highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Many of our lessees have expanded their airline operations through borrowings and are leveraged. These lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable, or available only at high interest costs or on unfavorable terms, and to the extent financial markets do not allow equity financing as an alternative, our lessees' operations and operating results may be materially and adversely affected and they may not comply with their respective payment obligations to us.

A sovereign debt crisis could result in higher borrowing costs and more limited availability of credit, as well as impact the overall airline industry and the financial health of our lessees.

        In recent years, significant concerns regarding the sovereign debt of numerous countries have developed and required some of these countries to seek emergency financing. Specifically, the debt crisis in certain European countries could cause the value of the Euro to further deteriorate, thus reducing the purchasing power of our European customers. Many of the structural issues facing the Eurozone remain and problems could resurface that could have material adverse effects on our business, results of operations, financial condition and liquidity, particularly if they lead to sovereign debt default, significant bank failures or defaults, or the exit of one or more countries from the European Monetary Union (the "EMU"). Financial market conditions could materially worsen if, for example, consecutive Eurozone countries were to default on their sovereign debt, significant bank failures or defaults in these countries were to occur, or one or more of the members of the Eurozone were to exit the EMU. Further, the effects of the Eurozone debt crisis could be even more significant if they lead to a partial or complete breakup of the EMU. The partial or full breakup of the EMU would be unprecedented and its impact highly uncertain. The exit of one or more countries from the EMU or the dissolution of the EMU could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and lead to complex and lengthy disputes and litigation.

        The downgrade of the credit rating of the United States in 2011 and the ongoing European debt crisis have contributed to the instability in global credit markets. A sovereign debt crisis could further adversely impact the financial health of the global banking system, not only due to its exposure to the sovereign debt, but also by the imposition of stricter capital requirements, which could limit availability of credit. Further, a sovereign debt crisis could lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets or reduced economic conditions could have a material adverse effect on our financial results.

If the effects of terrorist attacks and geopolitical conditions adversely affect the financial condition of the airline industry, our lessees might not be able to meet their lease payment obligations to us.

        Terrorist attacks, war or armed hostilities, or the fear of such events, have historically had a negative impact on the aviation industry and could result in:

  •
  higher costs to the airlines due to the increased security measures;

  •
  decreased passenger demand and revenue due to the inconvenience of additional security measures or concerns about the safety of flying;

  •
  the imposition of "no-fly zone" or other restrictions on commercial airline traffic in certain regions;

  •
  uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions;

  •
  higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

  •
  significantly higher costs of aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, or the unavailability of certain types of insurance;

  •
  inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of such events; and

  •
  special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long-lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

        For example, as a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, passenger and cargo demand for air travel decreased, and operators faced difficulties in acquiring war risk and other insurance at reasonable costs. In the future, uncertainty regarding increasing tensions between Ukraine and Russia and the possibility of increased sanctions against Russia, the situation in Iraq, Syria, the Israeli/Palestinian conflict, tension over the nuclear programs of

Iran and North Korea, political instability in the Middle East and North Africa, and the dispute between Japan and China could lead to further instability in these regions.

        Terrorist attacks, war or armed hostilities, or the fear of such events, in these or any other regions, could adversely affect the aviation industry and the financial condition and liquidity of our lessees, as well as aircraft values and rental rates. In addition, such events might cause certain aviation insurance to become available only at significantly increased premiums or with reduced amounts of coverage insufficient to comply with the current requirements of aircraft lenders and lessors or by applicable government regulations, or not to be available at all. Although some governments provide for limited coverage under government programs for specified types of aviation insurance, these programs may not be available at the relevant time or governments may not pay under these programs in a timely fashion.

        Such events are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in a material adverse effect on their financial condition and liquidity, including their ability to make rental and other lease payments to us or to obtain the types and amounts of insurance we require. This in turn could lead to aircraft groundings or additional lease restructurings and repossessions, increase our cost of re-leasing or selling aircraft, impair our ability to re-lease or otherwise dispose of aircraft on favorable terms or at all, or reduce the proceeds we receive for our aircraft in a disposition.

The effects of epidemic diseases and natural disasters, such as extreme weather conditions, floods, earthquakes and volcano eruptions, may adversely affect our lessees' ability to meet their lease payment obligations to us.

        The outbreak of epidemic diseases, such as previously experienced with Ebola, measles, Severe Acute Respiratory Syndrome (SARS) and H1N1 (swine flu), could materially and adversely affect passenger demand for air travel. Similarly the lack of air travel demand or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters, including floods, earthquakes and volcano eruptions, could impact the financial health of certain airlines, including our lessees. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would materially and adversely affect our financial results.

Airline reorganizations could impair our lessees' ability to comply with their lease payment obligations to us.

        In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, over the past several years, certain airlines have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. For example, on a combined basis with ILFC, in 2012, 16 of our customers ceased operations or declared bankruptcy or its equivalent and returned 64 aircraft to us. Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates if at all.

Our lessees may fail to properly maintain our aircraft.

        We may be exposed to increased maintenance costs for our leased aircraft if lessees fail to properly maintain the aircraft or pay supplemental maintenance rent. Under our leases, our lessees are primarily responsible for maintaining our aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rent. If a lessee fails to perform required maintenance on our aircraft during the term of the lease, its market value may decline, which would result in lower revenues from its subsequent lease or sale, or the aircraft might be grounded. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs, which could be substantial, upon the termination of the applicable lease to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund such maintenance costs. If our lessees fail to meet their obligations to pay supplemental maintenance rent or fail to perform required scheduled maintenance, or if we are required to incur unexpected maintenance costs, our financial results may be materially and adversely affected.

Our lessees may fail to adequately insure our aircraft.

        While an aircraft is on lease, we do not directly control its operation. Nevertheless, because we hold title to such aircraft, we could be held liable for losses resulting from its operation under one or more legal theories in certain jurisdictions around the world, or at a minimum, we might be required to expend resources in our defense. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, such operational liabilities. However, some lessees may fail to maintain adequate insurance coverage during a lease term, which, although constituting a breach of the lease, would require us to take some corrective action, such as terminating the lease or securing insurance for the aircraft.

        In addition, there are certain risks of losses our lessees face that insurers may be unwilling to cover or for which the cost of coverage would be prohibitively expensive. For example, following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of coverage available to airlines for liability to persons other than airline employees or passengers for claims resulting from acts of terrorism, war or similar events and significantly increased the premiums for third party war risk and terrorism liability insurance and coverage in general. Therefore, our lessees' insurance coverage may not be sufficient to cover all claims that could be asserted against us arising from the operation of our aircraft.

        Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations to us will reduce the insurance proceeds that would be received by us in the event we are sued and are required to make payments to claimants. Moreover, our lessees' insurance coverage is dependent on the financial condition of insurance companies, which might not be able to pay claims. A reduction in insurance proceeds otherwise payable to us as a result of any of these factors could materially and adversely affect our financial results.

If our lessees fail to cooperate in returning our aircraft following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.

        Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which an aircraft is located and the applicable law. We may need to obtain a court order or consents for de-registration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossessing and exporting the aircraft may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. For example, certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees are partially or wholly owned by government-related entities, which can complicate our efforts to repossess our aircraft in that government's jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

        When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped. These include legal and other expenses of court or other governmental proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. We must absorb the cost of lost revenue for the time the aircraft is off-lease. We may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and are necessary to put the aircraft in suitable condition for re-lease or sale. We may incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft, and in obtaining the certificate of airworthiness for an aircraft. It may be necessary to pay liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft.

        At least some of our lessees are likely to default on their lease obligations or file for bankruptcy in the ordinary course of our business. If we incur significant costs in repossessing our aircraft, our financial results may be materially and adversely affected.

If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens.

        In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, Eurocontrol and other air navigation charges, landing charges, crew wages, and other liens that may attach to our aircraft. Aircraft may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Some of these liens can secure substantial sums, and if they attach to entire fleets of aircraft, as permitted in certain jurisdictions for certain kinds of liens, they may exceed the value of the aircraft itself. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill their obligations, the liens from an economic perspective may ultimately become our legal responsibility. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. If we are obliged to pay a large amount to discharge a lien, or if we are unable take possession of our aircraft subject to a lien in a timely and cost-effective manner, it could materially and adversely affect our financial results.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, whereby the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of a lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results.

If our lessees encounter financial difficulties and we restructure or terminate our leases, we are likely to obtain less favorable lease terms.

        If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. A restructured lease will likely contain terms less favorable to us. If we are unable to agree on a restructuring deal and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft promptly and at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obliged to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable.

        As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft portfolio may become less desirable to potential lessees. New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China could produce aircraft that compete with current offerings from Airbus, Aerei da Trasporto Regionale (ATR), Boeing, Bombardier and Embraer. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Boeing and Airbus, putting downward price pressure on and decreasing the marketability for aircraft from Boeing and Airbus. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft. In addition, the imposition of increasingly stringent noise or emissions regulations may make some of our aircraft and engines less desirable in the marketplace. A decrease in demand for our aircraft as a result of any of these factors could materially and adversely affect our financial results.

Airbus and Boeing have launched new aircraft types, which could decrease the value and lease rates of aircraft in our fleet.

        Airbus and Boeing have launched several new aircraft types in recent years, including the Boeing 787 family, the Boeing 737 Max family, the Boeing 777X, the Airbus A320neo family, Airbus A330neo family and the Airbus A350 family. The initial variants of the Boeing 787 and the A350 have already been introduced into service, and the other new aircraft types are scheduled to be introduced into service between 2015 and 2020. The availability of these new aircraft types may have an adverse effect on residual value and future lease rates of older aircraft types. The development of these new types could decrease the desirability of the older types and thereby increase the supply of the older types in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for such older aircraft types.

Airbus and Boeing have announced scheduled production increases, which could result in overcapacity and decrease the value and lease rates of aircraft in our fleet.

        The market may not be able to absorb the scheduled production increases announced by Airbus and Boeing. If the additional capacity scheduled to be produced by the manufacturers exceeds demand, the resulting overcapacity could have a negative effect on aircraft values and lease rates. If lending capacity does not increase in line with the increased aircraft production, the cost of lending or the ability to obtain debt could be negatively affected. Any such decrease in aircraft values and lease rates, or increase in the cost or availability of funding, could materially and adversely affect our financial results.

There are a limited number of aircraft and engine manufacturers and we depend on their ability to meet their obligations to us.

        The supply of commercial jet aircraft is dominated by a small number of airframe and engine manufacturers. As a result, we are dependent on their ability to remain financially stable, manufacture products and related components that meet the airlines' demands and fulfill their contractual obligations to us. In the past we have experienced delays by the manufacturers in meeting their obligations to us including the Boeing 787 and the Airbus A350 programs. If in the future the manufacturers fail to fulfill their contractual obligations to us, bring aircraft to market that do not meet customers' expectations, or do not respond appropriately to changes in the market environment, we may experience among others:

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

  •
  poor customer support or reputational damage from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer's product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

  •
  reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

        Moreover, our purchase agreements with manufacturers and the leases we have signed with our customers for future lease commitments are all subject to cancellation rights related to delays in delivery dates. Any manufacturer delays for aircraft that we have committed to lease could strain our relations with our customers, and cancellation of such leases by the lessees could have a material adverse effect on our financial results.

Our international operations expose us to geopolitical, economic and legal risks associated with a global business.

        We conduct our business in many countries. There are risks inherent in conducting our business internationally, including:

  •
  general political and economic instability in international markets;

  •
  limitations in the repatriation of our assets;

  •
  expropriation of our international assets; and

  •
  different liability standards and legal systems that may be less developed and less predictable than those in advanced economies.

        These factors may have a material and adverse effect on our financial results.

We are indirectly subject to many of the economic and political risks associated with emerging markets.

        We derive substantial revenues from airlines in frontier and emerging market countries. Frontier and emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise as a result of these events could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

Because our lessees are concentrated in certain geographical regions, we have concentrated exposure to the political and economic risks associated with those regions.

        Through our lessees and the countries in which they operate, we are exposed to the specific economic and political conditions and associated risks of those jurisdictions. For example, we have large concentrations of lessees in Russia, and therefore have increased exposure to the economic and political conditions in that country. These risks can include economic recessions, burdensome local regulations or, in extreme cases, increased risks of requisition of our aircraft. An adverse political or economic event in any region or country in which our lessees are concentrated or where we have a large number of aircraft could affect the ability of our lessees in that region or country to meet their obligations to us, or expose us to various legal or political risks associated with the affected jurisdictions, all of which could have a material and adverse effect on our financial results.

We are subject to various risks and requirements associated with transacting business in many countries.

        Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States, the United Kingdom, or other governments or organizations. For example, the U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act ("FCPA"), and other federal statutes and regulations, including those established by the Office of Foreign Asset Control ("OFAC"). Under these laws and regulations, the government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could materially and adversely impact our business, operating results, and financial condition.

        We have implemented and maintain in effect policies and procedures designed to ensure compliance by us, our subsidiaries and our directors, officers, employees, consultants and agents with respect to various export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. However, such personnel could engage in unauthorized conduct for which we may be held responsible. Violations of such laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could materially and adversely affect our financial results.

Our ability to operate in some countries is restricted by foreign regulations and controls on investments.

        Many countries restrict, or in the future might restrict, foreign investments in a manner adverse to us. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses in certain jurisdictions or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia/Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may reserve the right to approve the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results.

Our aircraft are subject to various environmental regulations.

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization ("ICAO") has adopted a more stringent set of standards for noise levels which apply to engines manufactured or certified beginning in 2006. Currently, United States regulations do not require any phase-out of aircraft that qualify with the older standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of certain of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

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

Our operations are subject to various environmental regulations.

        Our operations, including AeroTurbine's operations, are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or did not cause the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We might not be in complete compliance with these laws, regulations or permits at all times. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

If a decline in demand for an aircraft causes a decline in its projected lease rates, or if we dispose of an aircraft for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. The difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain aircraft types; high fuel prices and development of more fuel efficient aircraft shortening the useful lives of certain aircraft; management's expectations that certain aircraft are more likely than not to be parted out or otherwise disposed of sooner than their expected life; and new technological developments. Cash flows supporting carrying values of older aircraft are more dependent upon current lease contracts. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

        Prior to the ILFC Transaction, during 2011, 2012 and 2013, ILFC was required to write down the value of some of their assets, and if economic conditions deteriorate, we may be required to make additional write downs. In that event, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed, including the duration of the economic downturn and the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long-lived assets, especially for older aircraft. If so, it is possible that an impairment may be triggered for other long-lived assets in the future and that any such impairment amounts may be material. As of December 31, 2014, 175 of our owned aircraft on operating leases that were 15 years of age, or older. These aircraft represented approximately 6% of our net book value of flight equipment held for operating leases as of December 31, 2014.

A cyber-attack could lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

        Parts of our business depend on the secure operation of our computer systems to manage, process, store and transmit information associated with aircraft leasing. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyber-attack that bypasses our information technology, or IT, security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cyber-security, our resources and technical sophistication may not be adequate to prevent all types of cyber-attacks.

We could suffer material damage to, or interruptions in, our IT systems as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software.

        We depend largely upon our IT systems in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to our information systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of IT related projects that will require ongoing IT related development and conversion of existing systems. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our information systems may have a material adverse effect on our business or results of operations.

Risks Related to Our Organization and Structure

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        Currently, our largest shareholder is AIG, which owns 46% of our ordinary shares and is entitled, pursuant to a shareholder agreement, to designate for election at the Annual General Meeting of shareholders two members of our Board of Directors for so long as it owns more than 10% of our ordinary shares. In general, AIG may vote shares constituting up to 24.9% of shares able to vote (taking into consideration such voting restrictions) and must abstain from voting the remainder of its shares. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders' Agreement and Registration Rights Agreement with AIG." AIG may be able to significantly influence fundamental corporate matters and transactions, including the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

Sales of our ordinary shares may negatively affect their market price.

        As a result of the ILFC Transaction, AIG holds approximately 46% of our ordinary shares. The ordinary shares issued in the ILFC Transaction to AIG are subject to a lockup agreement providing for the staggered expiration of lockup periods beginning nine months and ending 15 months after the Closing Date. Sales by AIG of their ordinary shares, or the perception in the market that these sales could occur, may negatively affect the price of our ordinary shares. To date no shares have been sold by AIG.

We have been advised that Waha has entered into funded collar transactions relating to its AerCap ordinary shares. The effect of purchases and sales of our ordinary shares by the collar counterparties (or their affiliates or agents) to modify or terminate their hedge positions may have a negative effect on the market price of our ordinary shares.

        We have been advised that Waha, which previously was a significant direct AerCap shareholder, has entered into funded collar transactions relating to its AerCap ordinary shares, pursuant to which, we have been advised, collar counterparties (or their affiliates or agents) have borrowed from Waha and re-sold, and may continue to purchase and sell, our ordinary shares. The purchases and sales of our ordinary shares by the collar counterparties (or their affiliates or agents) to modify the collar counterparties' hedge positions from time to time during the term of the funded collar transactions may variously have a positive, negative or neutral impact on the market price of our ordinary shares, depending on market conditions at such times. In addition, purchases of our ordinary shares by the collar counterparties (or their affiliates or agents) in connection with the termination by Waha of any portion of the loan of our ordinary shares to the collar counterparties under the funded collar transactions, or cash settlement of any funded collar transaction, may have the effect of increasing, or limiting a decrease in, the market price of our ordinary shares during the relevant unwind period.

We are a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were incorporated under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the courts of The Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

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

        Substantially all of our assets are held by and our revenues are generated by our subsidiaries. While we do not currently, or intend to, pay dividends, we will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. A substantial portion of our owned aircraft are held through special purpose subsidiaries or finance structures which borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

        As a foreign private issuer, we are exempt from certain rules under the Exchange Act, which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information.

The ILFC Transaction may not be successful or achieve its anticipated benefits.

        We may not successfully realize anticipated growth or cost savings opportunities or integrate the businesses and operations of AerCap and ILFC. We have significantly more revenue, expenses, assets and employees than we did prior to the ILFC Transaction. We have also assumed all liabilities of ILFC, including under all of ILFC's outstanding indebtedness. We may not successfully or cost effectively integrate AerCap's and ILFC's businesses and operations. Even if we are able to successfully integrate AerCap's and ILFC's businesses and operations, this integration may not result in the realization of the full benefits of the growth opportunities or cost-savings that we expect within the anticipated time frame, or at all.

The ILFC Transaction may prove disruptive and could result in the combined business failing to meet our expectations.

        The process of integrating the operations of AerCap and ILFC may require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend largely upon our ability to operate the combined company efficiently, achieve the strategic operating objectives for the combined business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine AerCap and ILFC and operate the combined company, our management team must focus on realizing anticipated synergies and cost-savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention to difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

The ILFC Transaction could adversely impact our relationship with our customers and may result in the departure of key personnel.

        The ILFC Transaction could cause disruptions in our business. For example, our customers may refrain from leasing or re-leasing our aircraft until they determine how the ILFC Transaction will affect our business, including, but not limited to, the pricing of our leases, the availability of certain aircraft, and our customer support. Our customers may also choose to lease aircraft and purchase services from our competitors until they determine whether the ILFC Transaction will affect our business or our relationship with them. Uncertainty concerning potential changes to us and our business could also harm our ability to enter into agreements with new customers. In addition, key personnel may depart for a variety of reasons arising out of the ILFC Transaction.

Risks Related to Taxation

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We cannot yet determine whether we will be classified as a PFIC for the 2015 fiscal year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan (including the ILFC Transaction) may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

        We and our subsidiaries are subject to the income tax laws of The Netherlands, Ireland, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

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

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2014, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland Limited and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to offset future income with tax losses arising from the same trading activity. We may not continue to be entitled to apply our loss carry-forwards against future taxable trading income in Ireland.

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

        The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes, which could have a material adverse effect on our financial results.

Changes in tax laws may result in additional taxes for us or for our shareholders.

        Tax laws in the jurisdictions in which we reside, in which we conduct activities or operations, or where our aircraft or lessees of our aircraft are located may change in the future. Such changes in tax law could result in additional taxes for us or our shareholders.

Item 4.    Information on the Company

        We are the world's largest independent aircraft leasing company. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy those assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. Our ordinary shares are listed on the New York Stock Exchange (AER), and we are headquartered in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi and representation offices at the world's largest aircraft manufacturers, Boeing and Airbus in Seattle and Toulouse. As of December 31, 2014, we had 332 permanent employees relating to our aircraft leasing business, and 104 employees with short-term contracts, most of which will terminate in fiscal 2015, who are assisting with the integration of ILFC. In addition, AeroTurbine had 390 employees. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

        We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2014, we owned 1,132 aircraft, excluding three aircraft that were owned by AeroTurbine, managed 147 aircraft, including those owned and on order by AerDragon, had 380 new aircraft on order, including 205 A320neo family aircraft, 66 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 29 A350 aircraft, 25 Boeing 737 aircraft, four A321 aircraft, and one A330 aircraft, excluding five Boeing purchase rights. The average age of our 1,132 owned aircraft fleet, weighted by net book value, was 7.7 years as of December 31, 2014.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk of the residual value of the equipment at the end of the lease. As of December 31, 2014, our owned and managed aircraft were leased to over 200 commercial airline and cargo operator customers in approximately 90 countries.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2014, we executed over 365 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2014, our weighted average owned aircraft utilization rate was 99.2%, calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the NYSE. On August 6, 2007, we completed the secondary offering of an additional 20.0 million of our ordinary shares on the NYSE.

        On May 14, 2014, AerCap consummated the ILFC Transaction, pursuant to which AerCap acquired, through a wholly-owned subsidiary, 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG, for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap ordinary shares. As a result, AIG owns approximately 46% of the combined company as of December 31, 2014. Following the ILFC Transaction, we effected a reorganization of ILFC's corporate structure and assets, pursuant to which ILFC transferred its assets substantially as an entirety to AerCap Global Aviation Trust ("AerCap Trust"), a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all the liabilities of ILFC, including liabilities in respect of ILFC's indebtedness.

        As of December 31, 2014, we had 212.3 million shares issued and outstanding.

        Our principal executive offices are located at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands, and our general telephone number is +31 20 655 9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680.

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

        Efficiently Manage Our Liquidity.    As of December 31, 2014, we had access to $5.8 billion of committed undrawn credit facilities and $1.5 billion of cash and cash equivalents. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures, note issuance and export/import financings including European Export Credit Agencies ("ECA") guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows.

        Manage Our Aircraft Portfolio.    We intend to maintain an attractive portfolio of in-demand aircraft by acquiring new aircraft directly from aircraft manufacturers, executing sale-leasebacks through the airlines, from assisting airlines with refleetings, and through other opportunistic transactions. We will rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we intend to continue to rebalance our aircraft portfolio through sales to maintain the appropriate mix of aviation assets by customer concentration, age and aircraft type.

        Maintain a Diversified and Satisfied Customer Base.    We currently lease our owned and managed aircraft to over 200 commercial airline and cargo operator customers in approximately 90 countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach and quality product offering and strong portfolio management capabilities.

        ILFC Integration.    Following the completion of the ILFC Transaction, we have focused, and will continue to focus, on integration in the short term while maintaining the efficiency of our operations in order to achieve our operational, financial and strategic objectives. We have continued to execute our business strategy described above. As of the date of this filing, we have completed the transfer of the ILFC aircraft designated to be transferred to our existing operations in Ireland.

Aircraft Portfolio

        As of December 31, 2014, we owned 1,132 aircraft, including 1,100 aircraft held for operating lease, 27 aircraft under finance and sales-type lease, four aircraft that met the criteria for being classified as held for sale and one aircraft under contract to be parted-out, but excluding three aircraft owned by AeroTurbine. We also managed 115 aircraft and AerDragon, a non-consolidated joint venture, owned or had on order another 32 aircraft. As of December 31, 2014, we also had 380 new aircraft on order. The average age of our 1,132 owned aircraft fleet, weighted by net book value, was 7.7 years as of December 31, 2014.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of December 31, 2014:

			Managed portfolio & AerDragon
	Owned portfolio
					Total owned, managed and aircraft on order
Aircraft type	Number of aircraft owned(b)	Percentage of total net book value	Number of aircraft	Number of aircraft on order(a)
Airbus A319	143	8%	11	—	154
Airbus A320	241	16%	33	—	274
Airbus A320neo	—	—	—	155	155
Airbus A321	98	7%	15	4	117
Airbus A321neo	—	—	—	50	50
Airbus A330	121	17%	8	1	130
Airbus A350	—	—	—	29	29
Boeing 737 (NG)	300	26%	43	25	368
Boeing 767	46	2%	—	—	46
Boeing 777	71	15%	3	—	74
Boeing 787	18	6%	—	66	84
ERJ190 E2/195 E2	—	—	—	50	50
Other	94	3%	34	—	128

Total	1,132	100%	147	380	1,659

(a)
Excludes five Boeing purchase rights and 17 spare engines.

(b)
Excludes three aircraft owned by AeroTurbine.

        The following table provides details of movements in our owned aircraft from December 31, 2013 to December 31, 2014:

	Held for operating leases	Finance and sales- type leases	Held for sale/inventory	Total owned aircraft
Flight equipment at December 31, 2013	234	2	—	236
ILFC Transaction	901	24	—	925
GFL Transaction	(37)	—	—	(37)
Aircraft purchases	33	—	—	33
Aircraft sold and parted out from flight equipment	(19)	(6)	—	(25)
Aircraft reclassified to finance and sales-type leases	(7)	7	—	—
Aircraft reclassified to held for sale/inventory	(5)	—	5	—

Flight equipment at December 31, 2014	1,100	27	5	1,132

Aircraft on Order

        The following table provides details regarding our aircraft on order as of December 31, 2014:

Aircraft type	2015	2016	2017	2018	2019	2020	2021	2022	Total
A320neo/A321neo(a)	1	21	41	42	40	40	20	—	205
A321-200	4	—	—	—	—	—	—	—	4
A330	1	—	—	—	—	—	—	—	1
A350XWB-900	2	10	11	6	—	—	—	—	29
B737-800	24	1	—	—	—	—	—	—	25
B787-8/-9(a)	15	14	14	18	5	—	—	—	66
E190/E195 E2	—	—	—	5	14	14	14	3	50

Total(b)	47	46	66	71	59	54	34	3	380

(a)
We have certain contractual rights for aircraft type substitutions.

(b)
Excludes commitments to purchase 17 new spare engines.

Aircraft Acquisitions and Dispositions

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in three ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages, and by entering into large purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify further attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

        Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. During the year ended December 31, 2014, we executed 33 aircraft purchases and 83 aircraft sales and part-outs.

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

        Our current operating aircraft leases have initial terms ranging in length up to approximately 14 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking redelivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

        Upon expiration of an operating lease, we extend the lease term or take redelivery of the aircraft, remarket and re-lease it to new lessees or sell the aircraft. Typically, we re-lease our leased aircraft well in advance of the expiration of the then-current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed over 365 aircraft transactions during the year ended December 31, 2014.

        The following tables set forth information regarding the aircraft transactions we have executed during the year ended December 31, 2014, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2014	2013	2012	Total/ Average
New leases on new aircraft	82	21	27	130
New leases on used aircraft	35	30	19	84
Extensions of lease contracts	108	23	10	141
Average lease term for new leases (months)(a)	144	163	149	152
Average lease term for re-leases (months)(a)	89	59	62	70
Average lease term for lease extensions (months)(b)	44	48	35	42
Aircraft purchases	33	38	20	91
Aircraft sales and part-outs	64	14	59	137
Average aircraft utilization rates(c)	99.2%	99.5%	98.5%	99.1%

(a)
Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the contractual delivery and contractual redelivery dates of the aircraft.

(b)
Average lease term for aircraft extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new extended expiration date.

(c)
Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionately to the net book value of the aircraft at the end of the period measured.

	Managed Aircraft
Activity	2014	2013	2012	Total/ Average
New leases on used aircraft	10	4	1	15
Extensions of lease contracts	15	7	8	30
Average lease term for re-leases (months)(a)	80	50	72	67
Average lease term for lease extensions (months)(b)	29	45	27	34
Aircraft sales and part-outs	19	14	8	41

(a)
Average lease term of re-leases contracted during the period. The average lease term for re-leases is calculated by reference to the period between the contractual delivery and contractual redelivery dates of the aircraft.

(b)
Average lease term for aircraft lease extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new extended expiration date.

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

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to redeliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, there is normally an end-of-lease compensation adjustment for the difference at redelivery. As of December 31, 2014, 592 of our 1,132 owned aircraft leases provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as income at the end of the prior lease.

        In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery. All of our leases contain provisions regarding our remedies and rights in the event of a default by the lessee, and also include specific provisions regarding the required condition of the aircraft upon its redelivery.

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

        The following table provides information regarding the percentage of our total lease revenue attributable to leases of aircraft to the indicated lessees of our owned aircraft portfolio for the year ended December 31, 2014.

Lessee	Percentage of 2014 lease revenue
Air France	6.4%
American Airlines	6.1%
Emirates	4.6%
Virgin Atlantic Airways	3.2%
LATAM	2.8%
China Southern Airlines	2.7%
Aerovias de Mexico	2.5%
Other(a)	71.7%
Total	100%

(a)
No other lessee accounted for more than 2.5% of our lease revenue in 2014.

        Our top five lessees are Air France, American Airlines, Emirates, Virgin Atlantic and LATAM. We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast-growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by region of lessee in which we lease our owned aircraft for the year ended December 31, 2014.

Region	Percentage of 2014 lease revenue
Europe	33%
North America/Caribbean	13%
Latin America	9%
Middle East/Africa	10%
Asia/Pacific/Russia	35%
Total	100%

        The following table provides details on our operating lease portfolio by aircraft type, including the scheduled lease expirations (for the minimum non-cancelable period which does not include contracted unexercised lease extension options) by aircraft type, as of December 31, 2014.

Aircraft type	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Airbus A310	1	—	—	—	—	—	—	—	—	—	—	—	—	—	1
Airbus A319	5	29	19	17	15	32	17	7	1	1	—	—	—	—	143
Airbus A320	19	44	34	34	36	36	15	11	4	1	1	—	—	—	235
Airbus A321	4	22	14	13	11	15	12	—	1	2	—	—	—	—	94
Airbus A330	7	19	20	9	10	14	8	10	8	6	3	2	—	—	116
Boeing 737 NG	16	40	48	32	27	22	14	13	5	17	14	30	10	5	293
Boeing 767	6	6	8	13	7	3	1	—	—	—	—	—	—	—	44
Boeing 777	1	4	12	28	12	1	1	2	5	2	2	—	—	—	70
Boeing 787	—	—	—	—	—	—	—	—	3	—	—	15	—	—	18
Other	21	12	17	7	7	6	1	—	—	—	—	—	—	—	71

Total(a)	80	176	172	153	125	129	69	43	27	29	20	47	10	5	1,085	(b)

(a)
This includes placed and unplaced aircraft.

(b)
Excludes 15 off-lease aircraft. As of March 23, 2015, nine of the off-lease aircraft were under commitments for re-lease and the remaining six aircraft were designated to be sold. None of these off-lease aircraft met the criteria for being classified as held for sale.

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2014	2013	2012
China	12.3%	8.0%	7.2%
United States of America	10.8%	17.3%	12.1%

        The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets based on each airline's principal place of business for the years indicated:

	2014	2013
United States of America	13.5%	22.2%
China	12.7%	2.5%

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivables are from entities located throughout the world. We generally obtain deposits on leases and obtain collateral in flight equipment on notes receivable. During the years ended December 31, 2014 and 2012, we had no lessees that represented 10% or more of our total lease revenue. During the year ended December 31, 2013, we had one lessee, American Airlines, that represented 10.9% of total lease revenue.

        During the year ended December 31, 2014, $60.8 million of lease revenue and $616.7 million of long-lived assets were attributable to The Netherlands, our country of domicile. In the years ended December 31, 2013 and 2012, no lease revenue and no long-lived assets were attributable to The Netherlands.

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, and since 2010, we, including ILFC, on a combined basis have raised in excess of $46 billion of new financings, including bank debt, governmental secured debt, securitization and debt capital markets.

        We have in place undrawn lines of liquidity in the form of our unsecured revolving credit facilities and our non-recourse "warehouse" facility, which enable us to deploy capital rapidly to accretive purchasing opportunities that arise in the market. As of December 31, 2014, we had approximately $5.8 billion of undrawn commitments available under our revolving credit facilities, subject to certain conditions, including compliance with certain financial covenants. Our debt financing arrangements primarily consist of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to Note 15 to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

Joint Ventures

        We conduct some of our business through joint ventures. The joint venture arrangements allowed us to:

  •
  order new aircraft in larger quantities to increase our buying power and economic leverage;

  •
  increase the geographical and product diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft purchases.

        Please refer to Note 26 to our Consolidated Financial Statements included in this annual report for a detailed description of our joint ventures.

Relationship with Airbus and Boeing and other manufacturer relationships

        We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2014. In 2013 we also finalized our first aircraft order from Embraer. We believe we are one of the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable terms and conditions, including pricing and delivery terms. In addition, we believe our strategic relationships with manufacturers and market knowledge allow us to influence new aircraft designs, which gives us increased confidence in our airframe and engine selections. As of December 31, 2014, we had an order book comprising 239 Airbus aircraft, 91 Boeing aircraft and 50 Embraer aircraft. AerCap maintains a wide ranging dialogue with manufacturers seeking mutually beneficial opportunities, including additional large orders, purchasing selective new aircraft on short notice, and facilitating manufacturer targets by purchasing used aircraft from airlines seeking to renew their fleets.

Aircraft Services

        We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2014, we had aircraft management and administration and cash management service contracts with 16 parties covering over 241 aircraft, seven parties of which accounted for 91% of our aircraft services revenue in 2014. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:

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

  •
  providing market research.

        We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance-based fees related to the managed aircraft lease revenues or sale proceeds, or specific upside sharing arrangements.

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

Engine, parts and supply chain solutions

        Through our wholly-owned subsidiary AeroTurbine, we provide engine leasing; certified aircraft engines, airframes, and engine parts; and supply chain solutions, and we possess the capabilities to disassemble aircraft and engines into parts. These capabilities allow us to maximize the value of our aircraft and engines across their complete life cycle and offer an integrated value proposition to our airline customers as they transition out aging aircraft. AeroTurbine seeks to purchase engines for which there is high market demand, or for which it believes demand will increase in the future, and opportunistically sells and exchanges those engines. AeroTurbine has market insight and well-established customer relationships, which are strengths that can be leveraged for growth in the engine and parts business.

        AeroTurbine also sells airframe parts primarily to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulic and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. The aircraft disassembly operations are focused on the strategic acquisition of used aircraft with engines that AeroTurbine believes will have high demand in the secondary market. AeroTurbine also provides maintenance, repair and overhaul services for select customers in North America.

        AeroTurbine further maximizes the value of our aircraft by providing us with part-out and engine leasing capabilities. Over time, the combined value of an aircraft's engines and other parts will often exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. Traditional aircraft lessors and airlines often retire their aircraft by selling or consigning them to companies that specialize in aircraft and engine disassembly. AeroTurbine allows us to integrate this revenue source into our business model and allows us to avoid paying a third party for this service. Disassembling an aircraft and selling its parts directly allows us to increase the value of our aircraft and engine assets by putting each subcomponent (engines, airframes and related parts) to its most profitable use (sale, lease or disassembly for parts sales). In addition, this capability provides us with an advantage over our non-integrated competitors by providing us with a critical source of replacement engines and parts to support the maintenance of our aircraft and engine portfolios.

        Additionally, we can provide a differentiated fleet management product and service offering to our airline customers by providing them with an integrated value proposition as they transition out aging aircraft. The integrated value proposition we are able to offer is being increasingly sought by our customers around the world and should enhance our competitiveness on both the placement of new and existing aircraft as well as the trading of aircraft in the secondary markets.

Subsidiaries

        AerCap Holdings N.V.'s major subsidiaries as of December 31, 2014 were AerCap Global Aviation Trust, and AerCap Ireland Ltd. AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 10% of our consolidated revenues or represent more than 10% of our total assets.

Employees

        The table below provides the number of our permanent employees at each of our principal geographical locations relating to our aircraft leasing business as of the dates indicated.

Location	December 31, 2014	December 31, 2013	December 31, 2012
Amsterdam, The Netherlands	89	79	77
Shannon, Ireland	64	55	54
Dublin, Ireland	65	—	—
Singapore	32	5	3
Los Angeles, CA	63	—	—
Other(a)	19	24	25

Total(b)	332	163	159

(a)
We also lease offices in Shanghai (China), the United Kingdom, the United Arab Emirates and throughout the United States.

(b)
Eight out of our total of 332 employees are part-time employees.

        None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations. Although under Netherlands law we may be required to have a works council for our operations in The Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must take into account the interests of the company and its stakeholders.

        In addition to the above, we have 390 employees mainly located in Miami, Florida and Goodyear, Arizona relating to AeroTurbine, a subsidiary we acquired as part of the ILFC Transaction, and we have 104 employees on short-term contracts, most of which will terminate in fiscal 2015, who are assisting with the integration of ILFC.

Organizational Structure

        AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated investments in six main operating companies, most of which in turn own special purpose entities which hold our aircraft assets. AerCap Holdings N.V. employs 41 people as of December 31, 2014 and does not own significant assets outside of its investments in its subsidiaries. Within the group, we also have several inactive subsidiaries or subsidiaries which are in the process of being liquidated. In addition to AerCap Holdings N.V.'s ownership in our principal operating subsidiaries, it holds our 50% economic interests in AerCap Partners I (11 aircraft), our 50% economic interests in AerCap Partners II (three aircraft) and a 50% ownership interest in a joint venture with Waha (four aircraft). The six principal operating subsidiaries, their share ownership and the identity of their significant asset owning subsidiaries are detailed below.

        AerCap Global Aviation Trust.    AerCap Global Aviation Trust is indirectly owned 100% by AerCap Holdings N.V. AerCap Global Aviation Trust is a Delaware Statutory Trust, with its principal offices in Ireland. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Global Aviation Trust, are the sole beneficiaries of AerCap Global Aviation Trust. AerCap Global Aviation Trust does not employ any personnel as of December 31, 2014. AerCap Global Aviation Trust owns 100% of ILFC. AerCap Global Aviation Trust, through its special purpose subsidiaries, owns the economic interests in 915 aircraft as of December 31, 2014.

        International Lease Finance Corporation.    ILFC is located in Los Angeles, California, and had 70 permanent employees and 103 employees with short-term contracts, most of which will terminate in fiscal 2015, who are assisting with the integration of ILFC as of December 31, 2014. ILFC provides a range of services to other asset owning companies in the AerCap group of companies. ILFC owns 100% of AeroTurbine, Inc., located in Miami, Florida with a facility in Goodyear, Arizona, which had 390 employees as of December 31, 2014. AeroTurbine, Inc. provides engine leasing, certified aircraft engines, airframes, and engine parts; and supply chain solutions, and they possess the capabilities to disassemble aircraft and engines into parts.

        AerCap B.V. is owned 100% by AerCap Holdings N.V. AerCap B.V. is located in Amsterdam, The Netherlands, and through its special purpose subsidiaries, owns the economic interests in 19 aircraft as of December 31, 2014. AerCap B.V. does not employ any personnel.

        AerCap Group Services B.V. is owned 100% by AerCap Holdings N.V. AerCap Group Services B.V. is located in Amsterdam, The Netherlands and had 46 employees as of December 31, 2014. AerCap Group Services B.V. does not own significant assets as of December 31, 2014, but provides a range of management services to other asset owning companies in the AerCap group of companies.

        AerCap Ireland Limited is indirectly owned 100% by AerCap Holdings N.V. AerCap Ireland Limited is located in Shannon, Ireland and Dublin, Ireland and holds our economic interests in ALS II, which owns 30 aircraft as of December 31, 2014. In addition, AerCap Ireland Limited owns 107 aircraft and seven engines directly or through single aircraft owning special purpose entities as of December 31, 2014 and holds the economic interests in AerFunding (29 aircraft). AerCap Ireland Limited is also the holder of our joint venture investment in AerDragon. AerCap Ireland Limited had 90 employees as of December 31, 2014.

        AerCap, Inc. is 100%-owned by AerCap Holdings N.V. AerCap, Inc. is located in Ft. Lauderdale, Florida. AerCap, Inc. does not employ any personnel as of December 31, 2014. AerCap, Inc. owns 100% of AerCap Group Services, Inc., which had 11 employees as of December 31, 2014 and provides a range of services to other asset owning companies in the AerCap group of companies.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our primary competitor is GECAS and to a lesser extent a number of smaller aircraft leasing companies.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment or fleet aggregate limits in certain circumstances and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition, we carry customary insurance for our property. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation

        While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. Our lessees are subject, however, to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees' jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries' aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

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

Facilities

        We lease a 39,000 square foot office facility in Amsterdam, The Netherlands. The lease runs through March 31, 2018. We lease our Shannon, Ireland facility under a 21-year lease (10,000 square feet) and a 19-year lease (6,000 square feet) which began March 28, 2008 and June 18, 2010, respectively, and have options to terminate both leases in 2018 and in 2024. We lease our Dublin, Ireland facility under a lease which runs through January 31, 2017 (9,900 square feet). We occupy space in Los Angeles, California (127,000 square feet) that served as ILFC's headquarters prior to the AerCap Transaction. In addition, we lease 22,000 square feet of office space that is currently subleased to third parties. The lease expires in August 2015. We have entered into a new lease in Los Angeles, California, which commences in August 2015 and expires in August 2025.

        Through our AeroTurbine subsidiary we also occupy approximately 264,000 square feet of space near Miami, Florida that is used as the corporate office and warehouse, under a lease that expires in March 2024. We also lease approximately 1,100,000 square feet in AeroTurbine's Goodyear facility in Arizona, which includes two hangars and substantial additional space for outdoor storage of aircraft, pursuant to long-term leases that expire in 2018 and 2026.

        In addition to the above facilities, we also lease small offices in New York (New York), Fort Lauderdale (Florida), Shanghai (China), the United Arab Emirates and Singapore.

Trademarks

        We have registered the "AerCap" name with WIPO International (Madrid) Registry and the Benelux-Merkenbureau. The "AerCap" trademark has been registered with the United States Patent and Trademark Office. The "ILFC" trademark has been registered with WIPO International (Madrid) Registry and the United States Patent and Trademark Office. The "AT" trademark has been registered with WIPO International (Madrid) Registry and the United States Patent and Trademark Office.

Litigation

        Please refer to Note 28 to our Consolidated Financial Statements included in this annual report for a detailed description of litigations in which we are a party.

Iran Sanctions Disclosure

        Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if during 2014, AerCap or any of its affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, AerCap would be required to disclose information regarding such transactions in our annual report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012. During 2014, AerCap did not engage in any transactions with Iran or with persons or entities related to Iran.

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

Overview

        Net income attributable to AerCap Holdings N.V. for the full year 2014 was $810.4 million, compared to $292.4 million in 2013. Adjusted net income was $855.5 million for the full year 2014, compared to $291.8 million in 2013. Adjusted net income excludes non-cash charges relating to the mark-to-market of interest rate caps and swaps, transaction and integrated related expenses related to the ILFC Transaction, and an adjustment to maintenance rights related expenses. Please refer to page [58] for the reconciliation of adjusted net income (and adjusted earnings per share) to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2014 and 2013. For the full year 2014, total basic earnings per share were $4.61 and adjusted basic earnings per share were $4.86. The average number of outstanding basic shares was 175.9 million for the year ended December 31, 2014. Net interest margin, or net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps and swaps, was $2,519.2 million for full year 2014.

Major Developments in 2014

  •
  On April 22, 2014, AerCap's wholly owned subsidiary, AerCap International Bermuda Limited, completed the sale of 100% of the class A common shares in Genesis Funding Limited, an aircraft securitization vehicle with a portfolio of 37 aircraft, to GFL Holdings, LLC, an affiliate of Wood Credit Capital Management, LLC, valued at approximately $750 million.

  •
  On May 14, 2014, AerCap consummated the ILFC Transaction, pursuant to which AerCap acquired, through a wholly-owned subsidiary, 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG, for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares.

  •
  Following the ILFC Transaction, AerCap effected a reorganization of ILFC's corporate structure and assets, pursuant to which ILFC transferred its assets substantially as an entirety to AerCap Trust, and AerCap Trust assumed substantially all the liabilities of ILFC, including liabilities in respect of ILFC's indebtedness.

  •
  On May 14, 2014, AerCap Trust and AerCap Ireland Capital Limited issued $2.6 billion aggregate principal amount of senior notes, consisting of three tranches of varying tenor, in a private placement, of which $2.4 billion was used to satisfy the cash consideration of the ILFC Transaction.

  •
  On May 14, 2014, AerCap Ireland Capital Limited's $1.0 billion revolving credit facility with AIG became available for general corporate purposes.

  •
  On May 14, 2014, AerCap replaced ILFC's $2.3 billion unsecured revolving credit facility with a new $2.75 billion four-year unsecured revolving credit facility. On September 11, 2014, the size of the facility was increased to $2.925 billion.

  •
  On July 14, 2014, AerCap exercised options to purchase 50 A320neo family aircraft from Airbus.

  •
  On September 2, 2014, AerCap registered for sale 29.8 million of AerCap's ordinary shares held by Waha, and AerCap entered into a registration agreement with Waha and several underwriters and dealers that sets forth the terms and conditions of the registration and sale of 14.9 million of the shares. AerCap did not receive any proceeds from the sale of the ordinary shares offered in the transaction.

  •
  On September 29, 2014, AerCap Trust and AerCap Ireland Capital Limited issued $800 million aggregate principal amount of senior notes, consisting of two tranches of varying tenor, in a private placement, the proceeds of which are intended to be used for general corporate purposes.

  •
  On November 14, 2014, AeroTurbine signed an amendment and extension of its credit facility, which increased the size from $430 million to $550 million and extended the maturity to the fourth quarter of 2019.

  •
  On November 28, 2014, AerCap signed an agreement with Azul Linhas Aéreas Brasileiras, the third largest airline in Brazil, for the lease of 20 Airbus A320neo family aircraft and five Airbus A350s aircraft from its order book.

  •
  On December 1, 2014, AerCap entered into a registration agreement with Waha, an underwriter and several dealers that sets forth the terms and conditions of the registration and sale of 14.9 million of AerCap's ordinary shares held by Waha. AerCap did not receive any proceeds from the sale of the ordinary shares offered in the transaction.

  •
  On December 10, 2014, AerCap completed an amendment and upsize of its revolving warehouse facility, increasing the size from $1.6 billion to $2.2 billion and extending the maturity to December 2019.

Liquidity and Access to Capital

        Aircraft leasing is a capital-intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2014, we had 380 new aircraft on order including 205 A320neo family aircraft, 66 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 29 A350 aircraft, 25 Boeing 737 aircraft, four A321 aircraft, and one A330 aircraft, excluding five Boeing purchase rights and 17 spare engines. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed. We may also need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and, if necessary, generating proceeds from potential capital market transactions.

        We believe our existing sources of liquidity will be sufficient to operate our business and cover at least 120% of our debt maturities and contracted capital expenditures for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

        We expect to have capital expenditures of $4 billion per annum, on average, over the next three years. Sources of new debt finance for these capital expenditures would be through access to all capital markets, including the unsecured and secured bond markets, the commercial bank market, ECA/Ex-Im and the ABS market.

        In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives. For additional information on the availability of funding under our contracted credit facilities see "Indebtedness".

Non Cash Charge for Mark-to-market of Interest Rate Caps and Swaps

        The non-cash charge for mark-to-market of interest rate caps and swaps, net of tax and non-controlling interest, was $14.6 million for the full year 2014. We use interest rate caps and swaps to hedge against the impact of interest rate increases on variable-rate debt. Our interest rate caps and certain swaps do not qualify for hedge accounting under U.S. GAAP and the periodic mark-to-market gains or losses of our caps and those swaps are recorded as interest expense.

Aviation Assets

        We acquired $2.3 billion of aviation assets, including 33 aircraft in 2014. In addition we completed the ILFC Transaction in 2014. Total assets were $43.9 billion as of December 31, 2014. Total assets increased 364% during 2014, which was driven primarily by the ILFC Transaction and the acquisition of new aircraft. As of December 31, 2014, we owned 1,132 aircraft (excluding three aircraft owned by AeroTurbine), managed 147 aircraft, including those owned and on order by AerDragon. We also had 380 new aircraft on order, which included 205 A320neo family aircraft, 66 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 29 A350 aircraft, 25 Boeing 737 aircraft, four A321 aircraft, and one A330 aircraft but excluding five Boeing purchase rights and 17 spare engines.

Revenues and Other Income

        Our revenues and other income consist primarily of lease revenue from aircraft leases, net gain on sale of assets, management fee revenue, interest revenue and other income.

Lease Revenue

        Nearly all of our aircraft lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the terms of the respective leases. In the year ended December 31, 2014, 4% of our basic aircraft lease revenue was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

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

        In addition to aircraft-specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described in the points above are influenced by global and regional economic trends, airline market conditions, the supply/demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

        Lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of Lease revenue.

        We operate our business on a global basis and as of December 31, 2014, our 1,132 owned aircraft were on lease to 191 customers in 78 countries, with no lessee accounting for more than 10% of lease revenue for the year. As of December 31, 2014, our operating lease portfolio included 15 aircraft off-lease. As of March 23, 2015, nine of the off-lease aircraft were under commitments for re-lease and the remaining six were designated to be sold. None of these off-lease aircraft met the criteria to be classified as held for sale.

        The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings N.V.
	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Europe	33%	35%	39%
Asia/Pacific/Russia	35%	32%	36%
North America/Caribbean	13%	18%	14%
Latin America	9%	11%	7%
Africa/Middle East	10%	4%	4%

Total	100%	100%	100%

Net Gain (Loss) on Sale of Assets

        Our net gain (loss) on sale of assets is generated from the sale of our aircraft, engines and other aircraft assets. The net gain (loss) on sale we achieve on the sale of our aircraft, engines and other aircraft assets is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply/demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain (loss) on sale of assets is comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain (loss) on sales of assets recorded in one fiscal quarter or other reporting period may not be comparable to net gain (loss) on sales of assets in other periods.

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

Interest Revenue

        Our interest revenue is derived primarily from deposit interest on unrestricted and restricted cash balances, interest earned on assets supporting defeased liabilities and interest recognized on financial instruments we hold, such as notes issued by lessees in connection with lease restructurings and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by the amount of unrestricted or restricted cash balances, the scheduled amortization of defeased liabilities, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

Other Income

        Our other income includes net gains or losses we generate from the sale of non-aircraft assets, including inventory sales by AeroTurbine, and reversals of provisions on such investments such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings. The amount of other revenue recognized in any period is influenced by the number of saleable financial instruments we hold, the credit profile of the obligor and the demand for such investments in the market at the time. Since there is limited or no market liquidity for some of the securities we receive in connection with lease restructurings, making the securities difficult to value, and because many of the issuers of the securities are in a distressed financial condition, we may experience volatility in our revenues when we sell our non-core assets due to significant changes in their value.

Operating Expenses

        Our primary operating expenses consist of depreciation and amortization, interest expense, leasing expenses, transaction and integration related expenses, and selling, general and administrative expenses.

Depreciation and Amortization

        Our depreciation expense is influenced by the adjusted gross book values of our flight equipment, the depreciable life of the flight equipment and the estimated residual value of the flight equipment. Adjusted gross book value is the original cost of our flight equipment, including purchase expenses, adjusted for subsequent capitalized improvements, impairments and accounting basis adjustments associated with business combinations. The rate of amortization of definite lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets.

Interest Expense

        Our interest expense arises from a variety of funding structures and related derivative instruments as described in "Indebtedness". Interest expense in any period is primarily affected by contracted interest rates, accretion of fair value adjustments on debt, principal amounts of indebtedness, including notional values of derivative instruments and unrealized mark-to-market gains or losses on derivative instruments for which we did not achieve cash flow hedge accounting treatment.

Leasing expenses

        Our leasing expenses consist primarily of maintenance right intangible amortization, maintenance expenses on our flight equipment, which we incur when our flight equipment is off-lease, lessor maintenance contribution expenses, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, end-of-lease payments, expenses to transition flight equipment from an expired lease to a new lease contract and non-capitalizable flight equipment transaction expenses.

        The maintenance rights intangible assets represent the contractual right under our leases acquired as part of the ILFC Transaction to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee. The maintenance rights intangible assets arose from the application of the acquisition method of accounting to aircraft which were acquired in the ILFC transaction, and represented the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights represented the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date.

        For MR contracts, maintenance rights expense is recognized at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For EOL contracts, maintenance rights expense is recognized upon lease termination, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset. Maintenance rights expense is included in Leasing expenses in our Consolidated Income Statement. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, revenue is recognized in Lease revenue in our Consolidated Income Statement, upon lease termination.

Selling, General and Administrative Expenses

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries, benefits, charges for share-based compensation, severance compensation, professional and advisory costs, provision for doubtful notes and accounts receivable and office and travel expenses as summarized in Note 21 to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses could also include from time to time the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro-denominated selling, general and administrative expenses.

Provision for Income Taxes

        Our operations are taxable primarily in three main jurisdictions in which we manage our business: The Netherlands, Ireland and the United States. Deferred income taxes are provided to reflect the impact of temporary differences between our U.S. GAAP income from continuing operations before income taxes and our taxable income. Our effective tax rate has varied significantly year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between U.S. GAAP income from continuing operations before income taxes and taxable income.

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

Factors Affecting our Results

The ILFC Transaction and related reorganization and expected cost savings

        The ILFC Transaction and related reorganization has had, and will continue to have, a significant impact on our operations.

        Based on current estimates and assumptions, we expect to achieve cost savings and other synergies as a result of the ILFC Transaction. These expected cost savings and synergies are subject to significant business, economic, competitive and regulatory uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control. As a result, we cannot assure you that these or any other cost savings or synergies will actually be realized. See "Risk factors—Risks related to the

ILFC Transaction—The ILFC Transaction and related reorganization may not be successful or achieve its anticipated benefits."

Other factors

        Our results of operations have also been affected by a variety of other factors, primarily:

  •
  the number, type, age and condition of the aircraft we own;

  •
  aviation industry market conditions, including general economic and political conditions;

  •
  the demand for our aircraft and the resulting lease rates we are able to obtain for our aircraft;

  •
  the availability and cost of debt capital to finance purchases of aircraft and aviation assets;

  •
  the purchase price we pay for our aircraft;

  •
  the number, types and sale prices of aircraft, or parts in the event of a part-out of an aircraft, we sell in a period;

  •
  the ability of our lessee customers to meet their lease obligations and maintain our aircraft in airworthy and marketable condition;

  •
  the utilization rate of our aircraft;

  •
  the recognition of non-cash share-based compensation expense related to the issuance of restricted share units or restricted shares;

  •
  our expectations of future overhaul reimbursements and lessee maintenance contributions;

  •
  interest rates which affect our aircraft lease revenues, our interest expense and the market value of our interest rate derivatives; and

  •
  our ability to fund our business.

Factors Affecting the Comparability of Our Results

ILFC Transaction and Related Organization

        On May 14, 2014, AerCap and AerCap Ireland Limited completed the purchase of 100% of the common stock of ILFC from AIG for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. Following the ILFC Transaction, we effected a reorganization of ILFC's corporate structure and assets, pursuant to which ILFC transferred its assets substantially as an entirety to the AerCap Trust, and AerCap Trust assumed substantially all the liabilities of ILFC, including liabilities in respect of ILFC's indebtedness.

Genesis Funding Limited Transaction

        On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited ("GFL") to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC. GFL had 37 aircraft in its portfolio with a net book value of $727 million.

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

LATAM Transaction

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, including 15 with deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM's order backlog, and ten Airbus A330-200s with an average age of four years, from LATAM's existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values which were based on independent appraised values. As part of the transaction, we made payments of $659 million in June 2013, and allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered. As at December 31, 2014, 13 aircraft remained to be delivered.

Trends in Our Business

        Demand for more technologically-advanced, fuel-efficient aircraft has fueled a steady increase in demand for the A330, A320 and Boeing 737 NG aircraft, the most highly concentrated aircraft in our current portfolio. We expect that demand for these types of aircraft will remain strong and combined with our order book of current and new technology aircraft will result in increased revenues in the future. Related to the recent reduction in oil price, certain older and mid life aircraft types, such as Airbus A340 and Boeing 747 aircraft, are experiencing a stronger demand.

        Air traffic demand is returning to 2008 levels as the global economy continues to recover. Emerging markets, have exhibited some of the strongest growth in demand. A significant number (49.4% in 2014, 47.1% in 2013 and 49.6% in 2012) of our aircraft are leased to airlines in emerging markets countries.

        In the last several years, we have incurred significant costs resulting from lease defaults. In 2014, 2013, and 2012, we faced defaults from nine, two, and five of our lessees, respectively. Costs related to lease defaults include expenses to repossess flight equipment and maintenance-related costs.

Critical Accounting Policies

        Our Operating and Financial Review and Prospects is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, inventory, lease revenue, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. We utilize third party appraisal and valuation data, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in

Note 3 to our Consolidated Financial Statements included in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value using the straight-line method over the assets' useful life, generally 25 years from the date of manufacture, or different period depending on the disposition strategy. The costs of improvements to flight equipment are normally expensed unless the improvement increases the long-term value of the flight equipment or extends the useful life of the flight equipment. The capitalized cost is depreciated over the estimated remaining useful life of the aircraft. The current estimates for the residual values of most aircraft types are 15 percent of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate.

        The Company reviews estimated useful life and residual value of aircraft periodically based on its knowledge and external factors coupled with market conditions to determine if they are appropriate and record adjustments to depreciation prospectively on an aircraft by aircraft basis as necessary.

Impairment charges

        On a quarterly basis, we evaluate the need to perform a recoverability assessment when events or changes in circumstances indicate that the carrying value of our long-lived assets may not be recoverable. When a recoverability assessment is required, the review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft, including lease related assets and liabilities. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

        Annually, we perform an impairment assessment for all of our aircraft, including a review of the undiscounted cash flows for aircraft that were 15 years of age, or older, as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments.

        Any aircraft for which the carrying value exceeds the appraised value are tested for impairment by comparing the undiscounted cashflows with the carrying value. If such cashflows do not exceed the carrying value by at least 10% the aircraft are more susceptible to impairment risk. The aggregated carrying value of 10 aircraft for which the cashflows did not substantially exceed our 10% threshold at December 31, 2014 was $225 million, which represented approximately 1% of our total flight equipment held for operating lease. The aircraft that are below the 10% threshold did however pass the impairment test as of December 31, 2014 and as such no impairment was recognized.

        As of December 31, 2014, we owned 1,132 aircraft, of which 175 aircraft were 15 years of age, or older. The 175 aircraft were included in flight equipment held for operating leases and had a carrying value of $1.9 billion, which represented 6% of our total flight equipment held for operating lease at December 31, 2014. The undiscounted cash flows of these 175 aircraft were estimated at $2.7 billion, which represented 39% excess above carrying value. As of December 31, 2014, all of these aircraft passed the recoverability test, with undiscounted cash flows exceeding the carrying value of aircraft by between 0% and 456%. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry, subsequent re-lease rates based on current marketing information and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might triggering further impairments.

        Management evaluates quarterly the need to perform recoverability assessments of contemplated aircraft sale or disposal transactions considering the requirements under GAAP. The recoverability assessments are performed if events or changes in circumstances indicate that it is more likely than not that an aircraft will be sold or parted-out a significant amount of time before the end of its previously estimated economic useful life. Due to the significant uncertainties associated with potential sales transactions, management must use its judgement to evaluate whether a sale or other disposal is more likely than not. The factors that management considers in its assessment include (i) the progress of the potential sales transactions through a review and evaluation of the sales related documents and other communications, including, but not limited to, letters of intent or sales agreements that have been negotiated or executed; (ii) our general or specific fleet strategies and other business needs and how those requirements bear on the likelihood of sale or other disposal; and (iii) the evaluation of potential execution risks, including the source of potential purchaser funding and other execution risks. Recoverability is measured by comparing the carrying amount of the aircraft to the estimated future undiscounted cash flows expected to be generated by the aircraft. If the future undiscounted cash flows are less than the aircraft carrying amount, the aircraft is impaired and is re-measured to fair value. The difference between the fair value and the carrying amount of the aircraft is recognized as an impairment. The undiscounted cash flows will depend on the structure of the potential disposal transaction and may consist of cash flows from currently contracted leases, and the estimated proceeds from sale or other disposal.

        Management evaluates all contemplated aircraft sale transactions to determine whether all the required criteria have been met under GAAP to classify the aircraft as flight equipment held for sale. Management uses judgement in evaluating these criteria. Due to the significant uncertainties associated with potential sale transactions, the held for sale criteria generally will not be met unless the aircraft is subject to a signed sale agreement or management has made a specific determination and obtained appropriate approvals to sell a particular aircraft or group of aircraft. Aircraft classified as flight equipment held for sale are recognized at the lower of their carrying amount and estimated fair value less estimated cost to sell. At the time aircraft are sold, or classified as flight equipment held for sale, the cost and accumulated depreciation are removed from the related accounts and we cease recognizing depreciation expense.

Asset value guarantees

        As a result of the ILFC Transaction, we have contracts that guarantee the residual values of aircraft owned by third parties. When it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The estimate of the loss is generally measured as the amount by which the contractual guaranteed value exceeds the referenced aircraft fair value.

Inventory

        Our inventory consists primarily of engine and airframe parts and rotable and consumable parts and is included in Other assets on our Consolidated Balance Sheets. We value our inventory at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk inventory purchases. Costs are allocated using the relationship of the cost of the engine, aircraft or bulk inventory purchase to estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory, and its carrying value is reduced to zero.

Lease revenue

        We lease flight equipment principally under operating leases and recognize rental income on a straight line basis over the life of the lease. The difference between rental revenue recognized and the cash received is included in Other assets, and in the event it is a liability in Account payables, accrued expenses and other liabilities. In certain cases, our leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held, which have been recognized as revenue, provisions are established on the basis of management's assessment of collectability.

        Revenues from Net investment in finance and sales-type leases are recognized using the interest method to produce a level yield over the life of the lease and are included in Lease revenues in the Consolidated Income Statements. Expected unguaranteed residual values of leased flight equipment are based on our assessment of the values of the leased flight equipment at expiration of the lease terms.

        Under our aircraft leases, the lessee is responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which is calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rent payments made with respect to the lease contract.

        In most lease contracts not requiring the payment of supplemental maintenance rents, the lessee is generally required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is generally EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as Lease revenue when received to the extent those payments exceed the EOL contract maintenance rights intangible asset, and payments of EOL compensation as Leasing expenses when paid to the extent those payments exceed EOL contract maintenance rights intangible liabilities.

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

Deferred income tax assets and liabilities

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

Comparative Results of Operations

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

	Year ended December 31, 2014	Year ended December 31, 2013
	(U.S. dollars in millions)
Revenues and other income
Lease revenue	$3,498.3	$976.1
Net gain on sale of assets	37.5	41.9
Other income	104.5	32.1

Total revenues and other income	3,640.3	1,050.1
Expenses
Depreciation and amortization	1,282.2	337.7
Asset impairment	21.8	26.2
Interest expense	780.4	226.3
Other operating expenses	190.3	49.1
Transaction and integration related expenses	148.8	10.9
Selling, general and administrative expenses	299.9	89.1

Total expenses	2,723.4	739.3
Income before income taxes and income of investments accounted for under the equity method	916.9	310.8
Provision for income taxes	(137.4)	(26.0)
Equity in net earnings of investments accounted for under the equity method	29.0	10.6

Net income	808.5	295.4
Net loss (income) attributable to non-controlling interest, net of taxes	1.9	(3.0)

Net income attributable to AerCap Holdings N.V.	$810.4	$292.4

        Revenues and other income.    Our total revenues and other income increased by $2,590.2 million, or 247%, to $3,640.3 million in the year ended December 31, 2014 from $1,050.1 million in the year ended December 31, 2013. The principal categories of our revenues and other income and their variances were:

	Year ended December 31, 2014	Year ended December 31, 2013	Increase/ (decrease)	Percentage Difference
	(U.S. dollars in millions)
Lease revenue
Basic rents	$3,282.8	$901.6	$2,381.2	264%
Maintenance rents and end-of-lease compensation	215.5	74.5	141.0	189%
Net gain on sale of assets	37.5	41.9	(4.4)	(11)%
Other income	104.5	32.1	72.4	226%

Total revenues and other income	$3,640.3	$1,050.1	$2,590.2	247%

        Basic rents increased by $2,381.2 million, or 264%, to $3,282.8 million in the year ended December 31, 2014 from $901.6 million in the year ended December 31, 2013. The increase in basic rents was attributable primarily to:

  •
  the acquisition of 996 aircraft, including aircraft acquired as part of the ILFC Transaction, between January 1, 2013 and December 31, 2014, with an aggregate net book value of $28.3 billion which was partially offset by the sale of 78 aircraft for lease during the same period, with an aggregate net book value of $1.6 billion at the date of sale, resulting in a $2,409.7 million increase in basic rents in the year ended December 31, 2014, as compared to the year ended December 31, 2013, partially offset by

  •
  a decrease in basic rents of $21.5 million in the year ended December 31, 2014 compared to the year ended December 31, 2013 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft.

        Maintenance rents and other receipts increased by $141.0 million, or 189%, to $215.5 million in the year ended December 31, 2014 from $74.5 million in the year ended December 31, 2013. The increase was primarily attributable to:

  •
  an increase of $59.3 million in maintenance revenue and other receipts from airline defaults in the year ended December 31, 2014 compared to the year ended December 31, 2013; and

  •
  an increase of $81.7 million in regular maintenance rents relating primarily to the ILFC Transaction in the year ended December 31, 2014 compared to the year ended December 31, 2013.

        Net gain on sale of assets decreased by $4.4 million, or 11%, to a $37.5 million gain in the year ended December 31, 2014 from a $41.9 million gain in the year ended December 31, 2013. The net gain on sale of assets in the year ended December 31, 2014 related to 37 aircraft we sold as part of the GFL Transaction, two A330 aircraft, three A340 aircraft, one A300 aircraft, seven Boeing 737 classic aircraft, three Boeing 767 aircraft, one Boeing 747 aircraft, one Boeing 737NG aircraft, one Boeing 757 aircraft and two MD-11 aircraft, whereas in the year ended December 31, 2013, the gain on sale related to three A330 aircraft, nine Boeing 737 aircraft (including eight aircraft sold as part of the Guggenheim Transaction), one MD-11 aircraft and one Boeing 737 aircraft (both of which were included in net investment in direct finance leases).

        Other income increased by $72.4 million, or 226%, to $104.5 million in the year ended December 31, 2014 from $32.1 million in the year ended December 31, 2013. The increase was related to a $19.9 million gain on sale of our 42% equity interest in AerData and for the remainder primarily driven by income from our AeroTurbine subsidiary as a result of the ILFC Transaction.

        Depreciation and amortization.    Depreciation and amortization increased by $944.5million, or 280%, to $1,282.2 million in the year ended December 31, 2014 from $337.7 million in the year ended December 31, 2013. The increase was primarily the result of the ILFC Transaction and purchases of new aircraft which was partially offset by sales between January 1, 2013 and December 31, 2014.

        Asset impairment.    In the year ended December 31, 2014, we recognized an aggregated impairment charge of $21.8 million, whereas in the year ended December 31, 2013, we recognized an aggregated impairment charge of $26.2 million. The impairment charge recognized in the year ended December 31, 2014 primarily related to two A320-200 and six B757-200 aircraft that were returned early from our lessees and three previously leased engines that we will sell for parts. The impairment charge recognized in the year ended December 31, 2013 related to two Boeing 737-700 aircraft, two A319 aircraft and two Boeing 747 freighters.

        Interest Expense.    Our interest expense increased by $554.0 million, or 245%, to $780.4 million in the year ended December 31, 2014 from $226.3 million in the year ended December 31, 2013. The majority of the increase in interest expense was the result of:

  •
  a $28.4 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $16.7 million expense in the year ended December 31, 2014 from a $11.7 million income in the year ended December 31, 2013; and

  •
  an increase in average outstanding debt balance to $21.5 billion in the year ended December 31, 2014 from $5.9 billion in the year ended December 31, 2013 primarily due to the ILFC Transaction and aircraft purchases, partially offset by regular debt repayments in the year ended December 31, 2014, resulting in a $609.2 million increase in our interest expense, partially offset by

  •
  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the charges from the early repayment of secured loans, to 3.6% in the year ended December 31, 2014 from 3.9% in the year ended December 31, 2013 including the fair value adjustment on the debt assumed as a result of the ILFC Transaction. The decrease in our average cost of debt resulted in a $79.8 million decrease in our interest expense.

        Other Operating Expenses.    Our other operating expenses increased by $141.2 million, or 288%, to $190.3 million in the year ended December 31, 2014 from $49.1 million in the year ended December 31, 2013. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Increase/ (decrease)	Percentage difference
	(U.S. dollars in millions)
Operating lease-in costs	$—	$0.6	$(0.6)	(100)%
Leasing expenses	190.3	48.5	141.8	292%

Total	$190.3	$49.1	$141.2	288%

        Our operating lease-in costs decreased by $0.6 million, or 100%, to nil in the year ended December 31, 2014 from $0.6 million in the year ended December 31, 2013. The decrease was primarily due to the expiration of our remaining lease-in, lease-out transactions.

        Our leasing expenses increased by $141.8 million, or 292%, to $190.3 million in the year ended December 31, 2014 from $48.5 million in the year ended December 31, 2013. The increase is primarily due to $69.8 million of maintenance rights expense in the year ended December 31, 2014 and $33.1 million higher normal transition costs and lessor maintenance contributions in the year ended December 31, 2014 as compared to the year ended December 31, 2013. These increases are primarily related to the ILFC Transaction. In addition we recognized expenses of $47.3 million relating to airline defaults and restructurings in the year ended December 31, 2014 compared to $15.5 million in the year ended December 31, 2013. Other leasing expenses increased by $7.1 million in the year ended December 31, 2014 as compared to the year ended December 31, 2013.

        Transaction and Integration Related Expenses.    In the year ended December 31, 2014 we incurred $148.8 million of transaction and integration related expenses compared to $10.9 million in the year ended December 31, 2013 due to the ILFC Transaction. Those expenses consist primarily of banking fees, professional fees and severance and other compensation expenses.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $210.8 million, or 237%, to $299.9 million in the year ended December 31, 2014 from $89.1 million in the year ended December 31, 2013. The increase was primarily a result of the ILFC Transaction and higher share based compensation expenses.

        Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $606.1 million, or 195%, to $916.9 million in the year ended December 31, 2014 from $310.8 million in the year ended December 31, 2013.

        Provision for Income Taxes.    Our provision for income taxes increased by $111.3 million, or 428%, to a charge of $137.4 million in the year ended December 31, 2014. Our effective tax rate was 15.0% for the year ended December 31, 2014 and was 8.4% for the year ended December 31, 2013. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Please refer to Note 16 to our Consolidated Financial Statements included in this annual report for a detailed description of our Income Taxes.

        Equity in Net Earnings of Investments Accounted for Under the Equity Method.    Our equity in net earnings of investments accounted for under the equity method increased by $18.3 million, or 173% to $29.0 million in the year ended December 31, 2014 from $10.6 million in the year ended December 31, 2013 primarily due to approximately $20 million of non recurring income.

        Net Income.    For the reasons explained above, our net income increased by $513.1 million, or 174%, to $808.5 million in the year ended December 31, 2014 from $295.4 million in the year ended December 31, 2013.

        Non-controlling interest, net of tax.    Net loss attributable to non-controlling interest, net of tax was $1.9 million in the year ended December 31, 2014 compared to net income attributable to non-controlling interest, net of tax of $3.0 million in the year ended December 31, 2013.

        Net Income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $518.0 million, or 177%, to $810.4 million in the year ended December 31, 2014 from $292.4 million in the year ended December 31, 2013.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

	Year ended December 31, 2013	Year ended December 31, 2012
	(U.S. dollars in millions)
Revenues and other income
Lease revenue	$976.1	$997.2
Net gain (loss) on sale of assets	41.9	(46.4)
Other income	32.1	21.7

Total revenues and other income	1,050.1	972.5
Expenses
Depreciation and amortization	337.7	357.4
Asset impairment	26.2	12.6
Interest expense	226.3	286.0
Other operating expenses	49.1	78.2
Transaction and integration related expenses	10.9	—
Selling, general and administrative expenses	89.1	83.4

Total expenses	739.3	817.6
Income before income taxes and income of investments accounted for under the equity method	310.8	154.9
Provision for income taxes	(26.0)	(8.1)
Equity in net earnings of investments accounted for under the equity method	10.6	11.6

Net income	295.4	158.4
Net loss (income) attributable to non-controlling interest, net of taxes	(3.0)	5.3

Net income attributable to AerCap Holdings N.V.	$292.4	$163.7

        Revenues and other income.    Our total revenues and other income increased by $77.6 million, or 8.0%, to $1,050.1 million in the year ended December 31, 2013 from $972.5 million in the year ended December 31, 2012. The principal categories of our revenue and other income and their variances were:

	Year ended December 31, 2013	Year ended December 31, 2012	Increase/ (decrease)	Percentage Difference
	(U.S. dollars in millions)
Lease revenue
Basic rents	$901.6	$931.9	$(30.3)	(3.3)%
Maintenance rents and end-of-lease compensation	74.5	65.3	9.2	14.1%
Net gain (loss) on sale of assets	41.9	(46.4)	88.3	190.3%
Other income	32.1	21.7	10.4	47.9%

Total	$1,050.1	$972.5	$77.6	8.0%

        Basic rents decreased by $30.3 million, or 3.3%, to $901.6 million in the year ended December 31, 2013 from $931.9 million in the year ended December 31, 2012. The decrease in basic rents was attributable primarily to:

  •
  a decrease in basic rents of $19.0 million in the year ended December 31, 2013 compared to the year ended December 31, 2012 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft; and

  •
  the sale of 73 aircraft between January 1, 2012 and December 31, 2013 with an aggregate net book value of $2.0 billion (including 50 aircraft sold as part of the ALS Transaction), which was partially offset by the acquisition, during such period, of 58 aircraft for lease with an aggregate net book value of $2.9 billion. The sale of older aircraft with higher lease rate factor and timing of sales and purchases resulted in a $9.1 million decrease in basic rents in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

        Maintenance rents and other receipts increased by $9.2 million, or 14.1%, to $74.5 million in the year ended December 31, 2013 from $65.3 million in the year ended December 31, 2012. The increase was primarily attributable to:

  •
  an increase of $26.7 million in regular maintenance rents and end-of-lease compensation relating primarily to the redelivery of two Boeing 737 aircraft and two Boeing 747 freighter aircraft in the year ended December 31, 2013 compared to the year ended December 31, 2012, partially offset by

  •
  a decrease of $17.5 million in maintenance revenue and other receipts from airline defaults in the year ended December 31, 2013 compared to the year ended December 31, 2012 due to fewer airline defaults in the year ended December 31, 2013.

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

        Other revenue increased by $10.4 million, or 47.9%, to $32.1 million in the year ended December 31, 2013 from $21.7 million in the year ended December 31, 2012. The increase was mainly attributable to the additional management fee revenue in 2013 as a result of the ALS Transaction, which closed at the end of 2012 and the cash recovery of bankruptcy claims against previous lessees, guarantee fees and non-recurring payments.

        Depreciation and amortization.    Depreciation and amortization decreased by $19.6 million, or 5.5%, to $337.7 million in the year ended December 31, 2013 from $357.4 million in the year ended December 31, 2012. The decrease was primarily the result of sales of older aircraft with a higher depreciation rate factor which was partially offset by the purchases of new aircraft between January 1, 2012 and December 31, 2013.

        Asset impairment.    In the year ended December 31, 2013, we recognized an aggregated impairment charge of $26.2 million, whereas in the year ended December 31, 2012, we recognized an aggregated impairment charge of $12.6 million. The impairment charge recognized in the year ended December 31, 2013 primarily related to two Boeing 737-700 aircraft, two A319 aircraft and two Boeing 747 freighters. The impairment on the Boeing 737-700 aircraft was triggered by the release of $9.9 million of maintenance reserve upon redelivery and the impairment of the two Boeing 747 freighters was triggered by $17.7 million end of lease payments upon redeliveries. The impairment charge recognized in the year ended December 31, 2012, related to four A320 aircraft, which were repossessed, and one Boeing 737 aircraft.

        Interest expense.    Our interest expense decreased by $59.7 million, or 20.9%, to $226.3 million in the year ended December 31, 2013 from $286.0 million in the year ended December 31, 2012. The majority of the decrease in interest expense was the result of:

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

  •
  a decrease in average outstanding debt balance to $6.0 billion in the year ended December 31, 2013 from $6.1 billion in the year ended December 31, 2012, resulting in a $5.1 million decrease in our interest expense; and

  •
  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the charges from the early repayment of secured loans, to 3.9% in the year ended December 31, 2013 from 4.1% in the year ended December 31, 2012. The decrease in our average cost of debt resulted in a $5.4 million decrease in our interest expense.

        Other Operating Expenses.    Our other operating expenses decreased by $29.1 million, or 37.2%, to $49.1 million in the year ended December 31, 2013 from $78.2 million in the year ended December 31, 2012. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Increase/ (decrease)	Percentage difference
	(U.S. dollars in millions)
Operating lease-in costs	$0.6	$6.1	$(5.5)	(90.2)%
Leasing expenses	48.5	72.1	(23.6)	(32.7)%

Total	$49.1	$78.2	$(29.1)	(37.2)%

        Our operating lease-in costs decreased by $5.5 million, or 90.2%, to $0.6 million in the year ended December 31, 2013 from $6.1 million in the year ended December 31, 2012. The decrease was primarily due to the expiration of our remaining lease-in, lease-out transactions.

        Our leasing expenses decreased by $23.6 million, or 32.7%, to $48.5 million in the year ended December 31, 2013 from $72.1 million in the year ended December 31, 2012. The decrease was primarily due to a decrease of $25.5 million in expenses relating to airline defaults and restructurings. We recognized expenses of $15.5 million relating to airline defaults and restructurings in the year ended December 31, 2013, which related to defaults and restructurings that occurred in 2012 and 2013. In the year ended December 31, 2012, we recognized expenses of $41.2 million relating to airline defaults and restructurings. Other leasing expenses increased by $1.8 million in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

        Transaction and integration related expenses.    In the year ended December 31, 2013, we incurred $10.9 million of transaction and integrated related expenses related to the ILFC Transaction.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $5.7 million, or 6.8%, to $89.1 million in the year ended December 31, 2013 from $83.4 million in the year ended December 31, 2012. The increase was primarily due to an $8.8 million increase in personnel expenses partially offset by lower professional fees.

        Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $154.9 million, or 100.6%, to $310.8 million in the year ended December 31, 2013 from $154.9 million in the year ended December 31, 2012.

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

        Equity in Net Earnings of Investments Accounted for Under the Equity Method.    Our equity in net earnings of investments accounted for under the equity method decreased by $1.0 million, or 8.6%, to $10.6 million in the year ended December 31, 2013 from $11.6 million in the year ended December 31, 2012.

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

Consolidated Cash Flows

        The following table presents our consolidated cash flows for 2013 and 2014. We currently generate significant cash flows from our aircraft leasing business. The following table and analysis should be read in conjunction with the Liquidity and Access to Capital section.

	2014	2013
	(U.S. dollars in millions)
Net cash flow provided by operating activities	$2,296.7	$692.7
Net cash flow used in investing activities	(1,831.8)	(1,334.8)
Net cash flow (used in) provided by financing activities	734.1	417.4

        Cash Flows Provided by Operating Activities.    Our cash flow provided by operating activities increased by $1,604.0 million, or 232%, to $ 2,296.7 million for the year ended December 31, 2014 from $692.7 million for the year ended December 31, 2013 primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of transaction and integration related expenses in the year ended December 31, 2014.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities increased by $497.0 million, or 37%, to $1,831.8 million for the year ended December 31, 2014 from $1,334.8 million for the year ended December 31, 2013. The increased use of cash included an increase of $550.5 million in aircraft purchase activity, a decrease of $274.7 million due to the movement of our restricted cash balances, a decrease of $13.2 million in capital contributions, an increase of $55.7 million in collections of finance and sales-type leases, a decrease in cash flow of $94.8 million from asset sale proceeds and the cash used for the acquisition of ILFC, net of cash acquired, of $195.3 million.

        Cash Flows (Used in) Provided by Financing Activities.    Our cash flows provided by financing activities increased by $316.6 million, or 76%, to $734.1 million of cash flow provided by financing activities for the year ended December 31, 2014 from $417.4 million of cash flow used in financing activities for the year ended December 31, 2013. This increase in cash flows provided by financing activities included an increase of $84.6 million in new financing proceeds, net of repayments and debt issuance costs and an increase of $232.1 million of net receipts of maintenance and security deposits.

        Material Unused Sources of Liquidity.    Our cash balance as of December 31, 2014 was $2.2 billion, including restricted cash of $0.7 billion. Our unused lines of credit as of December 31, 2014 were $5.8 billion. Our total liquidity, including undrawn lines of credit and unrestricted cash, was $7.3 billion as of December 31, 2014. Our debt balance, excluding fair value adjustments of $1.3 billion, at December 31, 2014 was $29.1 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended December 31, 2014, was 3.6%. Our debt to equity ratio(1) was 3.4 to 1 as of December 31, 2014.

        We are a public limited company based in, and resident for tax purposes in, The Netherlands. We are not engaged in business within, nor do we have a permanent establishment in the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings. Accordingly, we do not have to accrue and pay any U.S. taxes as a result of repatriation of earnings from our foreign subsidiaries.

        Likewise, for Dutch tax purposes, we do not have to accrue and pay any taxes as a result of repatriation of earning from any of our foreign subsidiaries to The Netherlands. As of December 31, 2014, $1,435.8 million out of $1,490.4 million of cash and short-term investments were held by our foreign subsidiaries. Additionally, our legal restrictions in relation to dividend payments are described on pages 90 through 93 and a risk factor on page 24 of this annual report.

Indebtedness

        As of December 31, 2014, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $1.3 billion, totaled $29.1 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        Please refer to Note 15 to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

(1)
Debt/equity ratio is obtained by dividing adjusted net debt by adjusted shareholders' equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders' equity means total shareholders' equity, plus the 50% equity credit.

Contractual Obligations

        Our contractual obligations consist of principal and interest expense payments, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases and excludes deferred debt discount. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:

Payments Due By Period as of December 31, 2014

Contractual Obligations	2015	2016	2017	2018	2019	Thereafter	Total
	(U.S. dollars in thousands)
Secured debt facilities(a)	$1,380,428	$2,348,613	$1,792,795	$2,777,336	$1,453,522	$3,114,884	$12,867,578
Unsecured debt facilities(b)	2,035,162	1,577,959	2,700,000	770,000	3,100,000	5,864,280	16,047,401
Pre-delivery payment facilities	174,306	—	—	—	—	—	174,306
Other debt facilities	5,000	11,250	10,000	—	—	—	26,250
Estimated interest payments including effect of derivative instruments(c)	1,425,986	1,219,035	970,140	778,871	567,000	2,991,246	7,952,278
Purchase obligations(d)	3,224,985	4,099,950	4,995,867	4,962,441	3,029,728	4,012,120	24,325,091
Purchase obligations AeroTurbine	—	—	—	—	—	—	—
Operating leases(e)	15,989	8,948	8,966	7,273	5,356	27,827	74,359

Total	$8,261,856	$9,265,755	$10,477,768	$9,295,921	$8,155,606	$16,010,357	$61,467,263

(a)
Includes $302.1 million outstanding under the AeroTurbine's revolving credit facility.

(b)
Includes subordinated debt.

(c)
Estimated interest payments for floating rate debt included in this table are based on rates as of December 31, 2014. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(d)
Includes commitments to purchase 351 aircraft, 29 sale-leaseback transactions, and commitments to purchase 17 new spare engines. Excludes purchase options.

(e)
Represents contractual payments on our office and facility leases. Excludes minimum sublease rentals receivable of $0.7 million in the future under non-cancellable subleases.

Capital Expenditures

        Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under aircraft purchase agreements with Airbus and Boeing. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
	2014	2013
	(U.S. dollars in thousands)
Capital expenditures	$2,102,202	$1,782,839
Pre-delivery payments	458,174	213,320

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of December 31, 2014.

	2015	2016	2017	2018	2019	Thereafter	Total
			(U.S. dollars in thousands)
Capital expenditures(a)	$2,772,193	$3,457,023	$4,343,948	$4,531,870	$2,749,924	$3,892,854	$21,747,812
Pre-delivery payments	452,792	642,927	651,919	430,571	279,804	119,266	2,577,279

Total	$3,224,985	$4,099,950	$4,995,867	$4,962,441	$3,029,728	$4,012,120	$24,325,091

(a)
Includes commitments to purchase 351 aircraft, 29 sale-leaseback transactions, and commitments to purchase 17 new spare engines. Excludes purchase options.

        As of December 31, 2014, excluding five purchase rights, we expected to make capital expenditures related to 380 new aircraft on order, including 205 A320neo family aircraft, 66 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 29 A350 aircraft, 25 Boeing 737 aircraft, four A321 aircraft, and one A330 aircraft in 2015 and thereafter.

Off-Balance Sheet Arrangements

        We have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

        We have entered into three joint ventures: AerDragon, in which we have a 16.7% equity interest, ACSAL, in which we have a 19.4% equity interest and AerLift, in which we have a 39.3% equity interest, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Management's use of "Adjusted net income"

        The following is a definition of a non-GAAP measure used in this report on Form 20-F and a reconciliation of such measure to the most closely related GAAP measure:

        Adjusted net income.    This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income.

        In addition to GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

        We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in Interest expense during each period.

        In connection with the ILFC Transaction, we have recognized maintenance rights assets relating to the existing leases on the legacy ILFC aircraft. The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft. For those contracts that pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts that have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

        In 2014 and 2013, adjusted net income also excludes transaction and integration expenses related to the ILFC Transaction.

        The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014	Year ended December 31, 2013
	(U.S. dollars in millions)
Net income attributable to AerCap Holdings N.V.	$810.4	$292.4
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	14.6	(10.2)
Transaction and integrated related expenses, net of tax	130.2	9.6
Maintenance rights related expenses, net of tax	(99.7)	—

Adjusted net income	$855.5	$291.8

        Adjusted earnings per share are determined by dividing the amount of adjusted net income by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Management's use of "net interest margin or net spread"

        Net interest margin or net spread.    This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

        The following is a reconciliation of net spread to basic rents for the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014	Year ended December 31, 2013
	(U.S. dollars in millions)
Basic rents	$3,282.8	$901.6
Interest expense	780.3	226.3
Adjusted for:
Mark-to-market of interest rate caps and swaps	(16.7)	11.7

Interest expense excluding the impact of mark-to-market of interest rate caps and swaps	763.6	238.0

Net spread	$2,519.2	$663.6

Adoption of recent accounting guidance

        We adopted the following accounting standard during 2014:

  Presentation of Unrecognized Tax Benefits

        In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the "Carry-forwards"). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard on its required effective date of January 1, 2014 and the adoption of the standard did not have a material effect on our consolidated financial statements.

Future application of accounting standards

  Reporting Discontinued Operations

        In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discounted operations presentation.

        The standard is effective prospectively for all disposals of components (or classification of components as held for sale) of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications of components as held for sale) that have not been reported in financial statements previously issued. We plan to adopt the standard on its required effective date of January 1, 2015 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

  Revenue from Contracts with Customers

        In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

        This standard will be effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. We have the option to apply the provisions of the standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of initial application. Early adoption is not permitted. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial statements.

  Disclosure of Going Concern Uncertainties

        In August 2014, the FASB issued an accounting standard that requires management to assess an entity's ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017.

  Amendments to the Consolidation Analysis

        In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

        This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

Item 6.    Directors, Senior Management and Employees

Directors and Officers.

Name	Age	Position	Date of First Appointment	End Current Term
Directors
Pieter Korteweg	73	Non-Executive Chairman of the Board of Directors	July 2006	2015 AGM
Aengus Kelly	41	Executive Director and Chief Executive Officer	May 2011	2019 AGM
Salem Al Noaimi	39	Non-Executive Director	May 2011	2015 AGM
Homaid Al Shemmari	47	Non-Executive Director	May 2011	2015 AGM
James (Jim) Chapman	52	Non-Executive Director	July 2006	2017 AGM
Paul Dacier	57	Non-Executive Director Vice Chairman	May 2010	2018 AGM
Richard (Michael) Gradon	55	Non-Executive Director	May 2010	2018 AGM
David Herzog	54	Non-Executive Director	May 2014	2018 AGM
Marius Jonkhart	65	Non-Executive Director	July 2006	2017 AGM
Robert (Bob) Warden	42	Non-Executive Director	July 2006	2018 AGM
Officers
Wouter (Erwin) den Dikken	47	Chief Operating Officer Chief Legal Officer
Keith Helming	56	Chief Financial Officer
Philip G. Scruggs	50	Chief Commercial Officer & President
Peter Anderson	38	Head of Asia Pacific
Tom Kelly	51	CEO AerCap Ireland
Edward (Ted) O'Byrne	43	Chief Investment Officer
Martin Olson	52	Head of OEM Relations
Paul Rofe	55	Group Treasurer
Sean Sullivan	45	Head of Americas
Joe Venuto	57	Chief Technical Officer
Kenneth Wigmore	46	Head of EMEA

(1)
On February 27, 2015 Mr. Robert H. Benmosche, who served as a non-executive director since May 14, 2014, passed away. The Board of Directors is grateful for his valuable contributions.

(2)
The term for each Director ends at the Annual General Meeting ("AGM") typically held in April or May of each year.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a Director of AerCap since September 27, 2006. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Non Executive Member of the Board of Showa Jisho Co. Ltd (Tokyo), Member of the Supervisory Board of Bawag PSK Bank (Vienna), Member of the Board of Bawag Holding GmbH (Vienna) and Non Executive Member of the Board of Haya Real Estate S.L.U. (Madrid). He currently also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served, amongst others, as Member of the Supervisory Board of Mercedes Benz Nederland BV, as Non Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of

the Supervisory Board of the Dutch Central Bureau of Statistics and Vice Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General at the Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of AerCap on May 18, 2011. Previously he served as Chief Executive Officer of AerCap's U.S. operations since January 2008 and was AerCap's Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting from University College Dublin.

        Salem Al Noaimi.    Mr. Al Noaimi has been a Director of AerCap since May 18, 2011. Mr. Al Noaimi is also Waha Capital's Chief Executive Officer and Managing Director, responsible for leading the company's overall strategy across its business lines. Mr. Al Noaimi has served as Waha's CEO over the past 6 years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Siraj Finance, Anglo Arabian Healthcare and Bahrain's ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

        Homaid Al Shemmari.    Mr. Al Shemmari has been a Director of AerCap since May 18, 2011. Mr. Al Shemmari is also the Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He serves as Chairman of Emirates Defense Industries Company (EDIC), Strata Manufacturing, Advanced Military Maintenance Repair and Overhaul Centre (AMMROC), Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment (ADASI), Emirates Advanced Investments Group and Abu Dhabi Ship Building (ADSB). In addition, he holds board positions with Mubadala Petroleum, Masdar, Piaggio Aero Industries, Abu Dhabi Aviation, Royal Jet and Global Foundries. Before joining Mubadala, Mr. Al Shemmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shemmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

        James (Jim) Chapman.    Mr. Chapman has been a Director of AerCap since July 26, 2006. Mr. Chapman serves as a Non Executive Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the Board of Directors of Tembec Inc. and Tower International, Inc., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Paul Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company). He served as Senior Vice President and General Counsel of EMC from February 2000 to May 2006 and joined that company in 1990 as Corporate Counsel. He was a Non Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a BA in history and a JD in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

        Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non Executive Director of Grosvenor Limited, Exclusive Hotels, Modern Water plc, and he is on the Board of Directors of The All England Lawn Tennis Ground PLC, The All England Lawn Tennis Club and The Wimbledon Championships. He was a Non Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company ("P&O") where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O's property division. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an MA degree in law from Cambridge University.

        David Herzog.    Mr. Herzog has been a Director of AerCap since the consummation of the ILFC Transaction on May 14, 2014. Mr. Herzog is Executive Vice President and Chief Financial Officer of AIG. Mr. Herzog has served as a member of the board of directors of International Lease Finance Corporation since October 2008. Mr. Herzog first joined the organization of American General Corporation in February 2000 as Executive Vice President and Chief Financial Officer of the Life Division. Following the acquisition by AIG of American General Corporation in 2001, he was also named Chief Operating Officer and Chief Financial Officer for the combined domestic life insurance companies. He was elected Vice President, Life Insurance for AIG in 2003 before being named Vice President and Chief Financial Officer, Global Life Insurance in 2004. In 2005, Mr. Herzog was named Comptroller, an office he held until October, 2008 when he was appointed to his current position. Prior to joining American General Corporation, Mr. Herzog held numerous positions at General American Life Insurance Company. He was Chief Financial Officer of GenAmerica Corporation, the parent company of General American and Reinsurance Group of America. Prior to joining General American, Mr. Herzog was Vice President, Controller, for Family Guardian Life Insurance Companies, a subsidiary of CitiCorp, and an Audit Supervisor with Coopers & Lybrand. Mr. Herzog holds a bachelor's degree in accountancy from the University of Missouri Columbia and an M.B.A. in Finance and Economics from the University of Chicago's Graduate School of Business. Additionally, he has attained the designations of Certified Public Accountant and Fellow in the Life Office Management Association. Mr. Herzog serves on the University of Missouri Columbia Trulaske College of Business Strategic Development Board. He has also served on the Board of Trustees of the American College, The Logos School and the University of Missouri School of Accountancy Advisory Board.

        Marius Jonkhart.    Mr. Jonkhart has been a Director of AerCap since July 26, 2006. He is currently also a member of the Supervisory Boards of Ecorys Holding, Orco Banking Group and Tata Steel Nederland. Mr. Jonkhart is an independent financial consultant for various companies. He was previously the Chief Executive Officer of De Nationale Investeringsbank (NIBC) and the Chief Executive Officer of NOB Holding. He also served as the Director of monetary affairs of the Dutch Ministry of finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of BAWAG PSK Bank, Staatsbosbeheer, Connexxion Holding, European Investment Bank, Bank

Nederlandse Gemeenten, Postbank, NPM Capital, Kema, AM Holding and De Nederlandsche Bank. He has also served as a non executive director of Aozora Bank, Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Robert (Bob)Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. He is also currently a Partner at Pamplona Capital Management, a private equity investment firm, which he joined in August 2012. Mr. Warden serves as a director for several private companies affiliated with Pamplona. Prior to joining Pamplona, Mr. Warden was Managing Director at Cerberus Capital Management, L.P. from February 2003 to August 2012, a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

Officers

        Wouter (Erwin) den Dikken.    Mr. den Dikken was appointed as Chief Operating Officer of AerCap in 2010 in addition to his role as Chief Legal Officer to which role he was appointed in 2005. Mr. den Dikken also previously served as the Chief Executive Officer of AerCap's Irish operations. He joined AerCap's legal department in 1998. Prior to joining AerCap, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

        Keith Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap in 2006. Prior to joining AerCap, he was a long standing executive at GE Capital Corporation, including serving for five years as Chief Financial Officer at aircraft lessor GECAS. He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

        Philip Scruggs.    Mr. Scruggs assumed the position of President and Chief Commercial Officer of AerCap upon the consummation of the ILFC Transaction, previously serving in the role of Executive Vice President and Chief Marketing Officer at ILFC where he has had a 20 year career. As Chief Marketing Officer of ILFC, Mr. Scruggs oversaw ILFC's worldwide leasing business, including the marketing, pricing, credit, commercial execution, and contracts functions within the company, together with ILFC's fleet management services to third party investors. Prior to joining ILFC, Mr. Scruggs was an attorney at the Los Angeles based law firm Paul, Hastings, Janofsky and Walker, where he specialized in leasing and asset based finance. Mr. Scruggs received his B.A. from the University of California, Berkeley, and his J.D. from The George Washington University. Mr. Scruggs is an instrument rated private pilot.

        Peter Anderson.    Mr. Anderson assumed the position of Senior Vice President Marketing and Head of Asia Pacific upon the consummation of the ILFC Transaction, previously serving in the role of Vice President Marketing and Deputy Head of APAC at ILFC. Mr. Anderson was responsible for managing ILFC's relationships with key airline customers in South East Asia, Japan and Korea. Prior to ILFC, Mr. Anderson was Asia Pacific Director of Sales and Marketing for Hong Kong Aviation Capital (HKAC), transitioning the Allco Finance Group Ltd. aviation assets into the HKAC business and managing those assets across Asia. Prior to HKAC, Mr. Anderson spent 8 years at Allco Finance Group Ltd. in both Sydney and London, specializing in aircraft leasing, structured finance (for aviation assets) and mortgage and equipment lease securitization. Mr. Anderson earned his Master of Applied

Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.

        Tom Kelly.    Mr. Kelly was appointed Chief Executive Officer of AerCap Ireland in 2010. Mr. Kelly previously served as Chief Financial Officer of AerCap's Irish operations and has a substantial aircraft leasing and financial services background. Previously, Mr. Kelly spent 10 years with GECAS where his last roles were as Chief Financial Officer and director of GECAS Limited, GECAS's Irish operation. Mr. Kelly also served as global controller for GECAS in his role as Senior Vice President & Controller. Prior to joining GECAS in 1997, Mr. Kelly spent over eight years with KPMG in their London office, acting as a Senior Manager in their financial services practice. Mr. Kelly is a Chartered Accountant and holds a Bachelor of Commerce degree from University College Dublin.

        Edward (Ted) O'Byrne.    Mr. O'Byrne was appointed Chief Investment Officer of AerCap in January 2011. Previously he held the position of Head of Portfolio Management overseeing aircraft trading, OEM relationships and portfolio management activities. Mr. O'Byrne joined AerCap in July 2007 as Vice President of Portfolio Management and Trading. Prior to joining AerCap, he worked as Airline Marketing Manager at Airbus North America and later as Director, Sales Contracts for Airbus Leasing Markets in Toulouse, France. Mr. O'Byrne received his MBA from the University of Chicago Booth School of Business and his BA from EuroMed in France.

        Martin Olson.    Mr. Olson assumed the position of Head of OEM Relations upon the consummation of the ILFC Transaction, previously serving in the role of Senior Vice President at ILFC. Mr. Olson headed ILFC's Aircraft Sales and Acquisitions Department, responsible for purchasing new aircraft and engines. Mr. Olson joined ILFC in 1995 after ten years with McDonnell Douglas Aircraft Corporation. Mr. Olson is a graduate of California State University, Fullerton. He also received a Master's Degree in Business Administration from the University of Southern California.

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

        Sean Sullivan.    Mr. Sullivan assumed the position of Head of Americas from the Closing Date of the ILFC acquisition, previously serving in the role of Senior Vice President and Head of ILFC Americas. In this role, Mr. Sullivan was involved in ILFC's purchase and leaseback business, including strategic direction of the business, pricing and analysis tools, critical support, and customer evaluation and processes. Mr. Sullivan has more than 20 years of experience in negotiating and managing complicated transactions. Prior to ILFC, Mr. Sullivan was Director of Allco Aviation, where he oversaw strategic direction and creation of the business plan, focused on growth through purchase and leaseback transactions. Previously, Mr. Sullivan also held the position of Vice President at the Bank of America in the Leasing and Capital group, focused on aviation finance.

        Joe Venuto.    Mr. Venuto was appointed Chief Technical Officer of AerCap in February 2012. He previously served in the role of Senior Vice President Operations for the Americas at AerCap for four years. From 2004 to 2008, he was the Senior Vice President Operations at AeroTurbine responsible for all technical related issues. Prior to joining AeroTurbine, Mr. Venuto held the role of Senior Director Maintenance at several airlines including Trump Shuttle, Laker Airways and Amerijet International. He has over 30 years' experience in the aviation industry and he commenced his aviation career as an Airplane & Powerplant technician for Eastern Airlines. Mr. Venuto is a graduate of the College of Aeronautics and a licensed FAA Airframe and Powerplant Technician.

        Kenneth Wigmore.    Mr. Wigmore assumed the position of Head of EMEA upon the consummation of the ILFC Transaction. Previously he held the positions in AerCap of Chief Marketing Officer and Head of Marketing for the Americas, overseeing customer relationships in North and South America for AerCap since January 2008. Mr. Wigmore joined AerCap in April 2003 as Vice President, Airline Marketing. Prior to joining AerCap, he worked as an Airline Analyst and later as Sales Director, China over a nine year period with the aircraft manufacturer Fairchild Dornier. Mr. Wigmore holds a Bachelor of Science degree from Mount Saint Mary's University in Maryland.

Compensation of Non-Executive Directors

        We currently pay each Non-Executive Director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors and €115,000 for the Vice Chairman) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition our Non-Executive Directors receive an annual equity award involving a relatively limited number of restricted stock units, as provided for in AerCap's remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. As per December 31, 2014, our Non-Executive Directors hold options to acquire a total of 38,729 shares in AerCap and 13,245 restricted share units, which equity awards have been granted under this plan to our Non-Executive Directors, as further specified below in this report. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Officer Compensation

        In 2014, we paid an aggregate of approximately $34.9 million in cash (base salary and bonuses) and benefits as compensation to our Officers during the year, including $1.5 million as part of their retirement and pension plans.

        The compensation packages of our Group Executive Committee members (Aengus Kelly, Wouter (Erwin) den Dikken, Keith Helming and Philip Scruggs) and certain other Officers, consisting of base salary, annual bonus and, for some Officers, annual grants of AER equity instruments ("Annual Equity Awards"), along with other benefits, are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary, bonus and Annual Equity Awards, along with other benefits, is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer: the Board of Directors, upon recommendation of the Nomination and Compensation Committee) may grant AER equity incentive awards to our Officers on a non-recurring basis ("Other Equity Awards") under our equity incentive plans, as further outlined below.

        The amount of the annual bonus and, if applicable, the number of Annual Equity Awards granted to our Group Executive Committee members and pertaining other Officers are dependent on the target bonus level and, if applicable, the target Annual Equity Awards level, pre-established by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer: the Board of Directors, upon recommendation of the Nomination and Compensation Committee), in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual Group Executive Committee member or other Officer involved. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions which, if so, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise. The Annual Equity Awards are granted in arrears. The Annual Equity Awards are time-based with a three-year vesting period, subject to limited exceptions.

        The Other Equity Awards granted to our Officers during 2012, 2013 and 2014 have vesting periods ranging between three years and five years and are subject to vesting criteria based on our average performance, relative to our internal budget, over a number of years in order to promote and encourage good performance over a prolonged period of time, except one equity award to one Officer not being a Group Executive Committee member, which equity award is only subject to time based vesting criteria. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in case of a change of control as defined in the respective equity award agreements as per customary practice.

        Severance payments are part of the employment agreements with our Group Executive Committee members. The amount of the pre-agreed severance is based upon calculations in accordance with the so-called cantonal court termination formula (Kantonrechtersformule) applicable at the time that the employment agreement was entered into or renewed, as the case may be, as customarily applied in the Netherlands labor practice.

AerCap Equity Incentive Plans

        Under our equity incentive plans we have granted restricted stock units, restricted stocks and stock options, to members of our senior management and Board of Directors and to employees in order to enable us to attract, retain and motivate such people and to align their interests with ours, including but not limited to retention and motivation in relation to the implementation of the ILFC acquisition.

        In March 2012, we implemented an equity incentive plan ("Equity Incentive Plan 2012").which provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Effective May 14, 2014, the Equity Incentive Plan 2012 was expanded and the maximum number of equity awards available to be granted under the plan is equivalent to 8,064,081 Company shares. The Equity Incentive Plan 2012 is not open for equity awards to our Directors.

        On May 14, 2014 we implemented an equity incentive plan ("Equity Incentive Plan 2014") which provides for the grant of NV Equity Grants to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available to be granted under the plan is equivalent to 4,500,000 Company shares. The Equity Incentive Plan 2014 is open for equity awards to our Directors.

        The Equity Incentive Plan 2014 replaced an equity incentive plan that was implemented in October 2006 ("Equity Incentive Plan 2006"). Prior awards remain in effect pursuant to their terms and conditions. The terms and conditions of both plans are substantially the same.

        Please refer to Note 18 to our Consolidated Financial Statements included in this annual report for more details on our equity incentive plans.

Board Practices

General

        Our Board of Directors currently consists of 10 directors, 9 of whom are non-executive.

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

        In 2014, the Board of Directors met on ten (10) occasions. Throughout the year, the Chairman of the Board and individual Non-Executive Directors were in close contact with our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President & Chief Commercial Officer. During its meetings and contacts with the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President & Chief Commercial Officer, the Board discussed such topics as AerCap's annual reports and annual accounts for the financial year 2013, topics for the AGM 2014, the financing of the ILFC Transaction, the closing of the ILFC Transaction, integration of the legacy ILFC and AerCap platforms, transfer of operations, assets and key members of legacy ILFC staff from the USA to Ireland, purchase accounting for the ILFC Transaction, governance in the combined AerCap and legacy ILFC company, secured and unsecured financing transactions and AerCap's liquidity position, AerCap's hedging policies, optimization of AerCap's portfolio of aircraft including the sale of the Class A shares in Genesis Funding Limited, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, AerCap's backlog of new technology orders with aircraft and engine manufacturers, AerCap's corporate and tax structure, AerCap shareholder value, AerCap key shareholder developments, reports from the various Board committees, the budget for 2015, remuneration and compensation, Board rotation, governance and risk management and control, including but not limited to compliance with the Sarbanes-Oxley Act.

        Subject to Netherlands law, resolutions of the Board of Directors may be passed in writing by a majority of the directors in office. Pursuant to Netherlands laws and the internal rules for our Board of Directors, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by a majority of our Board of Directors, excluding such interested director or directors.

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

        Our Group Executive Committee assists the Chief Executive Officer with regards to the operational management of the company, subject to the Chief Executive Officer's ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of Officers appointed by the Nomination and Compensation Committee. The current members of our Group Executive Committee are Aengus Kelly (Chief Executive Officer), Wouter (Erwin) den Dikken (Chief Operating Officer), Keith Helming (Chief Financial Officer) and Philip Scruggs (President & Chief Commercial Officer). The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the company in their respective areas of responsibility.

        Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of Non-Executive Directors and Officers appointed by the Nomination and

Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Aengus Kelly, Salem Al Noaimi, James (Jim) Chapman and Robert (Bob) Warden.

        Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of Non Executive Directors and Officers appointed by the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Keith Helming, Aengus Kelly, Salem Al Noaimi, Marius Jonkhart, Tom Kelly, Paul Rofe and Robert (Bob) Warden.

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three Non-Executive Directors who are "independent" as defined by Rule 10A-3 of the Exchange Act, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are James (Jim) Chapman (Chairman), Marius Jonkhart and Richard (Michael) Gradon.

        In 2014, the Audit Committee met on eleven (11) occasions. Throughout the year, the members of the audit committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed during the meetings and through contacts with our Chief Executive Officer and our Chief Financial Officer included the review of annual and quarterly financial statements and disclosures, review of external auditor's reports, review of activities and results in respect of our continued Sarbanes Oxley compliance, review of the external auditor's audit plan for 2014, review of accounting topics with respect to the closing of the ILFC acquisition, review of internal audit reports, the internal auditor's audit plan for 2015, review of the Company's compliance, risk management policies and integrity and fraud, review as a matter of course of the expenses incurred by the Company's most senior officers in the exercise of their functions, review of the Company's tax planning policies, review of the functioning of the audit committee, the audit committee charter and the audit committee cycle.

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, Non-Executive Director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other Officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three Non-Executive Directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Pieter Korteweg (Chairman), Salem Al Noaimi, Paul Dacier and Robert (Bob) Warden.

        In 2014, the Nomination and Compensation Committee met on five (5) occasions. At these meeting it discussed and approved salaries and bonuses of senior members of management, relocation of key staff members to our Dublin office, stock ownership guidelines and other compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In line with the Code, the Company has included the 2014 remuneration report in this Annual Report. In addition, various resolutions were adopted outside of these meetings.

Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our Officers have a relationship that would constitute an interlocking relationship with Officers or Directors of another entity or insider participation in compensation decisions.

Share ownership

        The following table sets forth beneficial ownership of our shares which are held by our Directors and Group Executive Committee members as of December 31, 2014:

	Ordinary shares underlying options(a)	Restricted share units(b)	Ordinary shares	Fully Diluted Ownership Percentage(c)
Directors:				*
Salem Al Noaimi	3,954	1,593	—	*
Homaid Al Shemmari	—	—	—	*
James (Jim) Chapman	5,728	1,593	8,015	*
Paul Dacier (Vice Chairman)	5,728	1,927	10,109	*
Richard (Michael) Gradon	3,954	1,593	592	*
David Herzog	—	—	—	*
Marius Jonkhart	5,728	1,593	5,000	*
Aengus Kelly(d) (CEO)	—	3,289,499	399,128	1.7%
Pieter Korteweg (Chairman)	7,909	3,353	20,000	*
Robert (Bob) Warden	5,728	1,593	—	*
Total Directors	38,729	3,302,744	442,844
Group Executive Committee Members:
Wouter (Erwin) den Dikken (COO)	287,500	1,045,524	134,565	*
Keith Helming (CFO)	—	857,449	318,974	*
Philip Scruggs	—	742,000	—	*

Total Directors and Group Executive Committee Members	326,229	5,947,717	896,383

*
Less than 1.0%.

(a)
187,500 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 100,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. 7,096 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 17,209 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 14,424 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(b)
All restricted share units are subject to time-based or performance-based vesting conditions. 90,964 of these restricted share units will vest, subject to the vesting conditions, on February 16, 2015. 719,243 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2015 (in relation to part of these restricted share units: the earlier of May 31, 2015 and the day of the 2015 Annual General Meeting of shareholders). 237,311 of these restricted share units will vest, subject to the vesting conditions, on July 31, 2015. 53,162 of these restricted share units will vest, subject to the vesting conditions, on February 14, 2016. 300,000 of these restricted share units are expected to vest, subject to the vesting conditions, in February 2016. 7,085 of these restricted share units will vest, subject to the vesting conditions, on January 1, 2017. 28,338 of these restricted share units will vest, subject to the vesting conditions, on February 13, 2017. 594,230 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2017. 6,160 of these restricted share units will vest, subject to the vesting conditions, on January 1, 2018. 3,118,997 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2018. 792,227 of these restricted share units will vest, subject to the vesting conditions, on May 31, 2019.

(c)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person.

(d)
Mr. Aengus Kelly is our Chief Executive Officer and an Executive Director of the Board.

        All of our ordinary shares have the same voting rights.

        The address for all our Officers and directors is c/o AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Item 7.    Major Shareholders and Related Party Transactions

        Beneficial holders of 5% or more of our ordinary outstanding shares as of March 30, 2015, based on available public filings include: American International Group at 46.0% (97,560,976 shares), JANA Partners LLC at 5.2% (11,091,307 shares), and Donald Smith & Co., Inc. at 5.1% (10,879,013 shares).

        In addition, in the second half of 2014, Waha Capital PJSC entered into sale and funded collar transactions with respect to the entire amount of the ordinary shares they held. We understand Waha has the right to acquire, through a call right, up to the same number of shares that are the subject of the funded collar transactions (26,846,611 shares, which is 12.6% of our ordinary outstanding shares).

        We do not register the jurisdiction of all record holders as this information is not always available. We believe that very few of our ordinary shares as of December 31, 2014, were held by record holders in The Netherlands. All of our ordinary shares have the same voting rights (subject to the restrictions on AIG's voting right as disclosed in this report).

Related Party Transactions

        The following is a summary of material provisions of certain agreements we currently have in place with related parties.

  Shareholders' Agreement and Registration Rights Agreement with AIG

        As a condition to the closing of the ILFC Transaction, we and AIG entered into a shareholders' agreement (the "Shareholders' Agreement") and a registration rights agreement (the "AIG Registration Rights Agreement").

Board nomination rights

        For as long as AIG and its subsidiaries own at least 10% of our outstanding shares, AIG will be entitled to designate two directors for election to our Board, and for as long as AIG owns any of the shares, AIG will be entitled to designate one director for election to our Board. Subject to the provisions of the Shareholders' Agreement, the Board will propose the AIG designated directors for appointment by the General Meeting of Shareholders. One AIG designated director will resign if AIG's aggregate ownership decreases below 10% of our outstanding shares and the second will resign if AIG ceases to own any shares. We have also agreed not to grant any person the right to nominate more directors than AIG for as long AIG and its subsidiaries own any outstanding shares.

Restrictions on voting of shares

        In general, AIG may vote shares constituting up to 24.9% of shares able to vote (taking into consideration such voting restriction) and must abstain from voting the remainder of its shares. This voting restriction will not apply to, and AIG may vote 100% of its shares, in connection with:

  •
  any transaction requiring approval of a general meeting of shareholders under article 2:107a of the Dutch Civil Code (Burgerlijk Wetboek) ("DCC"), which includes an acquisition or disposition at a value in excess of one third of the total assets on a company's balance sheet, other than change of control transactions not approved by our Board;

  •
  any merger or sale of substantially all of our assets or other change of control transactions involving us, in each case approved by our Board;

  •
  changes to our organizational documents that would have a materially adverse and disproportionate effect on AIG relative to our other shareholders; and

  •
  any proposal at a general meeting of our shareholders to limit or exclude AIG's pre emptive rights.

        Until AIG holds less than 10% of the outstanding shares, AIG must abstain from voting any of its shares in connection with the election or removal of any director nominees not approved by our Board and any change of control transaction not approved by our Board.

Foundation structure

        In the unforeseen event that AIG would challenge the enforceability of the voting restrictions in the Shareholders' Agreement, we are entitled to require AIG to transfer its shares to a Dutch foundation (stichting), in exchange for which AIG will receive a corresponding number of registered depository receipts from the foundation which will provide AIG with the economic benefits of its shares, while the voting rights will remain with the foundation.

        The foundation would be subject to the same voting agreement as AIG, and AIG would be able to instruct the foundation how to vote on the specific matters on which AIG would be entitled to vote under the voting agreement provisions of the Shareholders' Agreement. The members of the board of the foundation would be appointed by us.

Lock up periods

        A portion of the AIG shares remain subject to a lockup agreement providing for the staggered expiration of lockup periods beginning nine months and ending 15 months after the Closing Date.

Restrictions on transfer of shares

        AIG may not transfer more than 9.9% of the outstanding shares to any one transferee, except in a bona fide broadly distributed underwritten public offering, and may not transfer any of the shares in connection with any tender offer, exchange offer or other acquisition not supported by our Board. Restrictions on the transfer of AIG's shares will not apply to transfers to us or wholly owned subsidiaries of AIG, or to transfers in connection with a merger or acquisition approved by our Board.

Standstill provisions

        Until six months after the first date on which AIG owns less than 10% of the outstanding shares, AIG will be subject to customary standstill provisions.

Pre emptive rights

        If we issue equity securities for cash in an amount equal to or greater than 20% of our share capital, AIG will have customary pre emptive rights, except to the extent such rights are limited or excluded by the general meeting of our shareholders, to purchase the portion of the issued shares required to maintain its ownership percentage in us.

Share repurchases

        If we offer to repurchase shares from other shareholders, we are required to offer to repurchase AIG's shares pro rata.

Registration rights

        The AIG Registration Rights Agreement provides that, subject to the lock up periods described above, from and after the date that is 210 days after the closing of the ILFC Transaction, AIG will have customary registration rights with respect to the shares it owns.

Specific performance

        The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the Shareholders' Agreement and the AIG Registration Rights Agreement and to enforce specifically the terms and provisions of the Shareholders' Agreement and the AIG Registration Rights Agreement without proof of damages or otherwise in addition to any other remedy to which they are entitled.

Governing law, submission to jurisdiction and dispute resolution

        The Shareholders' Agreement is governed by Dutch law and the AIG Registration Rights Agreement is governed by New York law. The Shareholders' Agreement provides that all disputes will be settled in the courts of Amsterdam, the Netherlands. The AIG Registration Rights Agreement provides that all disputes will be settled by arbitration in accordance with the Rule of Arbitration of the International Chamber of Commerce.

Compliance agreement

        We and AIG have entered into a financial reporting and compliance agreement pursuant to which AerCap has agreed to, among other things, maintain certain compliance policies, provide AIG with reports and access to certain information and personnel and cooperate with AIG in complying with certain regulatory requirements.

$1.0 Billion revolving credit facility with AIG

        In connection with the ILFC Transaction, we executed an agreement with AIG under which it will provide us with a $1.0 billion five-year unsecured revolving credit facility, which became effective upon the consummation of the ILFC Transaction. AerCap Ireland Capital Limited is the borrower under the facility. Loans under the facility will bear interest at, at the election of the borrower, LIBOR plus 375 basis points or a base rate plus 275 basis points. Amounts borrowed under the credit facility can be repaid and reborrowed up until maturity. The credit facility contains customary borrowing conditions, representations, covenants and events of default.

Other related party transactions with AIG

        Derivatives:    The counterparty of some of our interest rate swap agreements, which were acquired as part of the ILFC Transaction, is AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Consolidated Income Statements for the year ended December 31, 2014 from derivative contracts with AIG Markets, Inc., was nil, as the cash expense of $4.3 million was offset by a mark-to-market gain of $4.3 million.

        Management fees:    As a result of the ILFC Transaction, we received management fees of $4.9 million in the year ended December 31, 2014 from Castle trusts, affiliates of AIG.

        Related party receivable:    As of December 31, 2014, we had a receivable from AIG of $5.7 million relating to reimbursements on compensation programs as part of the ILFC Transaction.

Transactions with Waha

        On November 11, 2010, AerCap completed a transaction with Waha. As part of the transaction, AerCap issued approximately 29.8 million new shares to Waha. In exchange, AerCap received $105 million in cash and Waha's 50% interest in the joint venture company AerVenture and entered into two joint ventures with Waha, with AerCap owning 50% in AerLift Jet and 40% in AerLift. In April 2014, Waha sold its stake in AerLift to a newly-established U.S.-based aircraft leasing platform.

        On September 2, 2014, Waha delivered to AerCap a registration request pursuant to the amended and restated registration rights agreement between AerCap and Waha, and AerCap registered for sale 29.8 million of AerCap's ordinary shares held by Waha. In connection with the registration, on September 2, 2014, AerCap entered into a registration agreement with Waha and several underwriters and dealers that sets forth the terms and conditions of the registration and sale of 14.9 million of the shares.

        In addition, on December 1, 2014, Waha delivered to AerCap another registration request pursuant to the amended and restated registration rights agreement between AerCap and Waha, and AerCap entered into a registration agreement with Waha, an underwriter and several dealers that sets forth the terms and conditions of the registration and sale of the remaining 14.9 million shares of the total 29.8 million shares that were registered for sale on September 2, 2014.

AerCap related party transactions with joint ventures and securitization vehicles

AerDragon joint ventures

        As of December 31, 2014, AerDragon is 50% owned by CAS and the other 50% is owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank ("CA-CIB"), and East Epoch Limited. In 2007, AerCap sold one A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. During 2013, AerCap sold one B737-800 aircraft and contracted to sell one A330 aircraft to AerDragon. The A330 aircraft was delivered in the second quarter of 2014. AerCap provides lease management, insurance management and aircraft asset management services to AerDragon. All of these transactions were executed on terms which we believe reflected market conditions at the time. AerCap charged AerDragon a total of $0.4 million as a guarantee fee and for these management services during 2014. We apply equity accounting for our investment in this joint venture company. Accordingly, the income statement effect of all sale transactions with the joint venture company is eliminated in our financial statements.

AerCo securitization vehicle

        AerCo is an aircraft securitization vehicle of which AerCap holds all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. Historically, the investment in AerCo has been written down to zero because we do not expect to realize any value. We consolidated AerCo through March 2003, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, AerCap received interest from

AerCo on its D note investment of $1.7 million and $0.4 million for the years ended December 31, 2006 and December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which AerCap received fees of $1.5 million, $1.9 million and $3.0 million, for the years ended December 31, 2014, 2013 and 2012, respectively.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        Please refer to Item 18. Financial Statements and to pages F-1 through F-88 of this annual report.

Item 9.    The Offer and Listing

Offer and listing details

        Not applicable.

Markets

        AerCap's shares are traded on the NYSE under the symbol "AER".

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE Composite Tape.

	Price Per AerCap Holdings N.V. Ordinary Share(1)
	High	Low
	($)	($)
Annual highs and lows
2010	14.41	7.51
2011	15.99	8.77
2012	13.95	10.51
2013	39.10	13.73
2014	50.02	34.38
2014 and 2013 Quarterly highs and lows
Quarter 1 2013	16.57	13.73
Quarter 2 2013	17.72	15.04
Quarter 3 2013	19.71	17.17
Quarter 4 2013	39.10	19.03
Quarter 1 2014	43.69	34.38
Quarter 2 2014	48.81	37.88
Quarter 3 2014	50.02	40.68
Quarter 4 2014	45.78	35.59
2014 Monthly highs and lows
January	38.82	34.38
February	43.68	36.09
March	43.33	39.13
April	42.95	37.88
May	48.34	41.43
June	48.81	44.52
July	46.82	42.61
August	50.02	42.59
September	49.68	40.68
October	43.76	35.39
November	45.78	42.77
December	44.64	36.56
2015 Monthly highs and lows
January	40.88	37.42
February	47.09	39.63
March (through March 27, 2015)	45.27	42.90

(1)
Share prices provided are closing prices for all periods presented except for monthly and quarterly highs and lows.

        On March 27, 2015, the closing sales price for our ordinary shares on the NYSE as reported on the NYSE Composite Tape was $43.97.

Item 10.    Additional Information

Memorandum and articles of association

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of December 31, 2014, we had 350,000,000 authorized ordinary shares, par value €0.01 per share, of which 212,318,291 were issued and outstanding.

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

        At the Annual General Meeting held in 2011, pursuant to our articles of association, our shareholders authorized our Board of Directors to issue ordinary shares or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital from time to time, which authorization is valid for a period of five years.

        On May 14, 2014, we issued 97,560,976 ordinary shares in the capital of AerCap to AIG in connection with the ILFC Transaction.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.

        The General Meeting of Shareholders may limit or exclude preemptive rights and also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. At the Annual General Meeting held in 2011, pursuant to our articles of association, our Board of Directors has been authorized to limit or exclude preemptive rights, which authorization is valid for a period of five years.

Repurchase of Our Ordinary Shares

        We may acquire our ordinary shares, subject to certain provisions of the laws of The Netherlands and of our articles of association, if the following conditions are met:

  •
  the General Meeting of Shareholders has authorized our Board of Directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months;

  •
  our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

  •
  we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding such part of our issued share capital as set by law from time to time.

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

        At the Annual General Meeting held in 2014, pursuant to our articles of association our shareholders authorized our Board of Directors to acquire ordinary shares up to a maximum of 20% of the issued share capital at the date of the authorization, which authorization is valid for 18 months. During 2014, we did not repurchase any shares.

        On February 23, 2015 our Board of Directors approved a $250.0 million share repurchase program which will run through December 31, 2015. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company's management and Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Capital Reduction; Cancellation

        The General Meeting of Shareholders may reduce our issued share capital either by cancelling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast.

        At the Annual General Meeting held in 2014 our shareholders resolved to cancel the ordinary shares which may be acquired under the repurchase authorizations described above, subject to determination by our Board of Directors of the exact number to be cancelled. During 2014, we did not cancel any shares.

Risk Management and Control Framework

        Our management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Our internal risk management and control framework is based on the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The COSO framework aims to provide reasonable assurance regarding effectiveness and efficiency of an entity's operations, reliability of financial reporting, prevention of fraud and compliance with laws and regulations.

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

Controls and Procedures Statement Under the Sarbanes-Oxley Act

        As of December 31, 2014, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation of the effectiveness of the design and operation of the our disclosure controls and procedures, pursuant to Section 302 of the US Sarbanes-Oxley Act and Rule 13a-15 of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2014, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC").

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

Compliance Procedures

        AerCap has various procedures and programs in place to ensure compliance with relevant laws and regulations, including anti insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures and anti-trust procedures. AerCap's compliance officer is responsible for the design and effective operation of the compliance procedures and programs. The procedures are subject to regular audits by the internal audit function.

Corporate Social Responsibility

        During 2014, the Board discussed and reviewed our corporate social responsibility (CSR) objectives and activities. Although it is acknowledged that our aircraft are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition, the Board discussed and reviewed our activities and conduct as they relate to ethics, labor environment, citizenship and transparency and financial reporting.

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

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee preapproves every engagement of our external auditor. In accordance with applicable regulations, the partner of the external audit firm in charge of the audit activities during a continuous period of five years will rotate off. The current signing partner was appointed in the year 2010.

Internal Auditors

        We have an internal audit function in place to provide assurance, to the Audit Committee, on behalf of the Board of Directors, and AerCap's executive Officers, with respect to AerCap's key processes. The internal audit function independently and objectively carries out audit assignments in accordance with the annual internal audit plan, as approved by the Audit Committee. The head of the internal audit function reports, in line with professional standards of the Institute of Internal Auditors, to the Audit Committee (functional reporting line) and to our Chief Executive Officer (administrative reporting line). The work of the internal audit department is fully endorsed by the Audit Committee and AerCap's executive Officers and is considered a valuable part of AerCap's system of control and risk management.

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. The Directors may participate in AerCap's Equity Incentive Plan 2014 that is designed to promote AerCap's interests by granting remuneration in the form of, amongst others, restricted share units to, amongst others, Directors and Officers and other employees and align their interests with ours. The Equity Incentive Plan 2014 was approved by our shareholders on February 13, 2014 and became effective on May 14, 2014. The Equity Incentive Plan 2014 replaces the Equity Incentive Plan 2006 (no new awards are granted under the Equity Incentive Plan 2006, but prior awards remain in effect pursuant to their terms and conditions) and its terms and conditions are substantially the same. As of December 31, 2014, our Non-Executive Directors held options to acquire a total of 38,729 shares in AerCap and 13,245 restricted share units.

General Meetings of Shareholders

        At least one General Meeting of Shareholders must be held every year (AGM). Shareholders can exercise their voting rights through submitting their proxy forms or equivalent means prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders. Shareholders may exercise their meeting rights in person after notifying us prior to a set date and providing us with appropriate evidence of ownership of the shares and authority to vote prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders.

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

        On February 13, 2014, AerCap held an extraordinary General Meeting of Shareholders (EGM). The EGM approved, among other things, the ILFC Transaction, and voted for all other items which required a vote. The Annual General Meeting of shareholders was held on April 30, 2014. The Annual General Meeting of shareholders adopted the 2013 annual accounts and voted for all other items which required a vote.

Voting Rights

        Each ordinary share represents the right to cast one vote at a general meeting of shareholders. We refer to the disclosures earlier in this report with regards to the restrictions on voting of AerCap shares held by AIG. All resolutions must be passed with an absolute majority of the votes validly cast except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.

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

          (a).  The investor is resident in a designated country with which The Netherlands has concluded adequate arrangements for the exchange of information, and;

          (b).  The investor is not subject to any profits tax or exempt from any profits tax in the country of residence and would not have been subject to Netherlands corporate income tax, if he/she had been resident in The Netherlands.

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

Taxes on Income and Capital Gains

        Non-residents of The Netherlands.    A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of the ordinary shares, provided that:

            (i)  such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election (on the basis of the legislation applicable up to and including December 31, 2014) for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

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

  (a)
  the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch, "medegerechtigd tot het vermogen")of such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

  (b)
  the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, "normaal vermogensbeheer") or derives benefits from the ordinary shares that are taxable as benefits from other activities (in Dutch, "resultaat uit overige werkzaamheden").

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

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 20% with respect to taxable profits up to €200,000and 25% with respect to profits in excess of that amount.

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

        As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of its ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their tax advisors about the advisability of making a QEF election, protective QEF election and deferred payment election.

        Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person's miscellaneous itemized deductions exceed 2% of its adjusted gross income. In addition, an individual's miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of AerCap might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a "pass-through entity" is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a "pass-through entity" with respect to a U.S. Holder of ordinary shares that makes a QEF election.

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

Dividends

        Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent our equity exceeds the sum of the paid and called up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold and have not done so in the past. Our Board of Directors determines whether and how much of the remaining profit it will reserve, and, if the Board of Directors determines that not all of the remaining profit is reserved, the manner and date of a dividend distribution, and notifies shareholders.

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

Documents on display

        You may read and copy any document we file with or furnish to the SEC, including this report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including this annual report, by accessing the SEC's Internet website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange contracts.

        The following discussion should be read in conjunction with Notes 1, 4, 12 and 15 to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative instruments contained in this annual report.

Interest Rate Risk

        Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the governments' monetary policies, global economic factors and other factors beyond our control.

        We enter into leases whose rents are based on fixed and variable interest rates, and fund our operations primarily with a mixture of fixed and floating rate debts. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. We manage this exposure primarily through the use of interest rate caps, fixing the rate on debt, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

        After taking our swap agreements into consideration, which in effect have fixed the interest rates of the hedged variable interest rate debt, our floating rate debt comprised approximately $8.8 billion in aggregate principal amount or 30.2% of our total outstanding debt obligations at December 31, 2014. If interest rates were to increase by 1%, we would expect an increase in interest expense on our floating rate indebtedness of approximately $37 million average per year during the next three years, including the offsetting benefits of interest rate derivatives currently in effect, floating rate leases and interest earning cash balance. A decrease in interest rates would result in a saving in our interest expense, which would be partially offset by a reduction in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of December 31, 2014 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps, and floors.

        The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate caps
Notional amounts	$1,716	$2,148	$1,616	$893	$468	$214	$48	$24.5
Weighted average strike rate	1.98%	2.16%	2.40%	2.81%	2.66%	2.65%	2.94%

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate swaps
Notional amounts	$26	$—	$—	$—	$—	$—	$—	$(1.7)
Weighted average pay rate	3.15%	—	—	—	—	—	—

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate floors
Notional amounts	$9	$—	$—	$—	$—	$—	$—	$(0.3)
Weighted average pay rate	3.00%	—	—	—	—	—	—

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

Foreign Currency Risk and Foreign Operations

        Our functional currency is the U.S. dollar. As of December 31, 2014, some of our aircraft leases were payable in Euro. We also incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-U.S. denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. The portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

Inflation

        Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Item 12.    Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2014, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Form 20-F, audited the effectiveness of our controls over financial reporting as of December 31, 2014 under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in Internal Control Over Financial Reporting

        There were no changes in AerCap's internal controls over financial reporting during the year of 2014 that materially affected, or were reasonably likely to materially affect, the effectiveness of the internal controls over financial reporting. In the year of 2014 AerCap has substantially completed the integration of information systems, processes and related internal control over financial reporting as a result of the acquisition of ILFC.

Item 16A.    Audit Committee Financial Expert.

        Our Board of Directors has determined that Mr. Chapman and Mr. Jonkhart are "audit committee financial experts", as that term is defined by SEC rules, and that they are "independent", as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Conduct.

        Our Board of Directors has adopted our code of conduct, a code that applies to members of the Board of Directors, including its Chairman and other senior officers, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services.

        In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company's independent auditors in each of the company's two most recent fiscal years. Our auditors charged the following fees for professional services rendered for the years ended December 31, 2014 and December 31, 2013:

	2014	2013
	(U.S. dollars in thousands)
Audit fees	$8,994	$1,643
Audit-related fees	673	353
Tax fees	215	45
All other fees	400	—

Total	$10,282	$2,041

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        In the year ended December 31, 2011, our Board of Directors approved a $100.0 million share repurchase program under which we purchased 9.4 million shares at an average price of $10.64 per share. The repurchase program was completed in December 2011.

        In the year ended December 31, 2012, our Board of Directors approved a $320.0 million share repurchase program under which we purchased 26.5 million shares at an average price of $12.06 per share. The repurchase program was completed in December 2012.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

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

        Among these differences, shareholder approval is required by the NYSE prior to the issuance of ordinary shares:

  •
  to a director, officer or substantial security holder of the company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of ordinary shares or the voting power outstanding before the issuance, with certain exceptions;

  •
  that will have voting power equal to or in excess of 20 percent of either the voting power or the number of shares outstanding before the issuance, with certain exceptions; or

  •
  that will result in a change of control of the issuer.

        Under Dutch rules, shareholders can delegate this approval power to the Board of Directors at the annual shareholders meeting. In the past, our shareholders have delegated this approval power to our Board at our annual meeting.

        In some situations, NYSE rules are more stringent, and in others the Dutch rules are. Other significant differences include:

  •
  NYSE rules require shareholder approval for changes to equity compensation plans, but under Dutch rules, shareholder approval is only required for changes to equity compensation plans for members of the Board of Directors;

  •
  under Dutch corporate governance rules, the audit and remuneration committees may not be chaired by the Chairman of the Board;

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

Item 16H.    Mine Safety Disclosures

        Not applicable.

 PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        Please refer to pages F-1 through F-88 of this annual report.

Item 19.    Exhibits

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.1
AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement) (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)
2.2
Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent (filed as an exhibit to our Form 6-K on September 11, 2008 and incorporated herein by reference)
2.3
Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V.
2.4
Deed of Amendment, dated as of April 9, 2014, relating to the Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V.
2.5
Subscription Agreement dated as of October 25, 2010 between AerCap Holdings N.V., Waha AC Coöperatief U.A. and Waha Capital PJSC (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.6	AerCap Holdings N.V. 2012 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-180323 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.7	Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of May 22, 2012 (filed as an exhibit to our Registration Statement on Form F-4, File No. 333-182169-01 and incorporated herein by reference)
2.8
First Supplemental Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of June 15, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee (filed as an exhibit to our Registration Statement on Form F-4, File No. 333-182169-01 and incorporated herein by reference)
2.9
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.10
Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between AerCap Holdings N.V. and Waha AC Coöperatief U.A.(filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.11
Five-Year Revolving Credit Agreement dated as of December 16, 2013, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors Party thereto and American International Group, Inc. (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.12	Guarantee Assumption Agreement to the Five-Year Revolving Credit Agreement, dated as of May 14, 2014, by each of the Additional Subsidiary Guarantors party thereto
2.13
Amended and Restated Credit Agreement, dated as of March 11, 2014, among AerCap Holdings N.V., AerCap Ireland Capital Limited, AerCap Aviation Solutions B.V., AerCap Ireland Limited, the lending institutions party thereto and Citibank, N.A., as administrative agent
2.14
First Amendment to the Amended and Restated Credit Agreement, dated as of March 16, 2015, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent
2.15	Registration Rights Agreement, dated as of May 14, 2014, between AerCap Holdings N.V. and American International Group
2.16
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee
2.17
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee
2.18
Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee

Exhibit Number	Description of Exhibit
2.19	Third Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee
2.20
Fourth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee
2.21
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee
2.22
Exchange and Registration Rights Agreement, dated as of May 14, 2014, AerCap Ireland Capital Limited, AerCap Global Aviation Trust, the Guarantors party thereto, UBS Securities LLC and Citigroup Global Markets Inc.
2.23	Exchange and Registration Rights Agreement, dated as of September 29, 2014, AerCap Ireland Capital Limited, AerCap Global Aviation Trust, the Guarantors party thereto and J.P. Morgan Securities LLC
2.24
Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V, Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch (filed as an exhibit to our Form 6-K on September 5, 2014 and incorporated herein by reference)
2.25
Registration Agreement, dated as of December 1, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Deutsche Bank Securities Inc., Citibank N.A., London Branch, Deutsche Bank AG, London Branch, and UBS AG, London Branch(filed as an exhibit to our Form 6-K on December 3, 2014 and incorporated herein by reference)
2.26
Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (successor to Continental Bank, National Association) (filed as an exhibit to the ILFC Registration Statement No. 33-43698 and incorporated herein by reference)
2.27
First Supplemental Indenture, dated as of November 1, 2000, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
2.28
Second Supplemental Indenture, dated as of February 28, 2001, to the indenture between ILFC and U.S. Bank Trust National Association (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference)
2.29
Third Supplemental Indenture, dated as of September 26, 2001, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.30	Fourth Supplemental Indenture, dated as of November 6, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
2.31
Fifth Supplemental Indenture, dated as of December 27, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
2.32
Sixth Supplemental Indenture, dated as of June 2, 2003, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)
2.33
Seventh Supplemental Indenture, dated as of October 8, 2004, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on October 14, 2004 and incorporated herein by reference)
2.34
Eighth Supplemental Indenture, dated as of October 5, 2005, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
2.35
Ninth Supplemental Indenture, dated as of October 5, 2006, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
2.36
Tenth Supplemental Indenture, dated as of October 9, 2007, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
2.37
Eleventh Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.38	Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as an exhibit to the ILFC Registration Statement No. 333-49566 and incorporated herein by reference)
2.39
First Supplemental Indenture, dated as of August 16, 2002 to the Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as Exhibit 4.2 to the ILFC Registration Statement No. 333-100340 and incorporated herein by reference)
2.40
Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 2000, between ILFC and Bank of New York, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.41
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.42	First Supplemental Indenture, dated as of August 20, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.43
Second Supplemental Indenture, dated as of December 7, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.44
Third Supplemental Indenture, dated as of May 24, 2011, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011, and incorporated herein by reference)
2.45
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.46
Fifth Supplemental Indenture, dated as of March 19, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.47
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.48
Seventh Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.49
Eighth Supplemental Indenture, dated as of May 24, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2013 and incorporated herein by reference)
2.50
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.51
Officers' Certificate, dated as of August 20, 2010, establishing the terms of the 8.875% senior notes due 2017 (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.52
Officers' Certificate, dated as of December 7, 2010, establishing the terms of the 8.25% senior notes due 2020 (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.53
Officers' Certificate, dated as of May 24, 2011, establishing the terms of the 5.75% senior notes due 2016 and the 6.25% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011 and incorporated herein by reference)
2.54
Officers' Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.55	Officers' Certificate, dated as of March 19, 2012, establishing the terms of the 4.875% senior notes due 2015 and the 5.875% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.56
Officers' Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.57
Officers' Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.58
Indenture, dated as of March 22, 2010, among ILFC, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Security Registrar and Authentication Agent (filed as an exhibit to the ILFC Form 8-K filed on March 24, 2010 and incorporated herein by reference)
2.59
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated March 22, 2010, by and among ILFC, AerCap Global Aviation Trust, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.60
Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.61
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated August 11, 2010, by and between ILFC, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.62
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.63
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.64
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.65
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.66	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.67	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.68	Aircraft Facility Agreement, dated as of May 18, 2004, among Whitney Leasing Limited, as borrower, ILFC, as guarantor and the Bank of Scotland, as security trustee and agent, and the other financial institutions listed therein (filed as an exhibit to the ILFC Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference), as amended (filed as an exhibit to the ILFC Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference)
2.69
Deed of Amendment, dated as of May 8, 2013, relating to Aircraft Facility Agreement, dated as of May 18, 2004, among Bank of Scotland , as security trustee and agent, the financial institutions listed therein, Whitney Leasing Limited, as borrower, Aircraft SPC-12 Inc., as borrower parent, and ILFC, as guarantor and subordinated lender (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.70
Deed of Amendment, Consent and Guarantee, dated as of April 17, 2014, relating to the Facility Agreement, dated as of May 18, 2004, among Bank of Scotland PLC, as security trustee and agent, Whitney Leasing Limited and Sierra Leasing Limited, as borrowers, Aircraft SPC-12, Inc. and Aircraft SPC-9, Inc., as borrower parents, ILFC, as guarantor and subordinated lender, and the companies named therein as new guarantors (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.71
Deed of Amendment and Release dated as of February 26, 2015 among Bank of Scotland PLC, as security trustee and agent, Whitney Leasing Limited and Sierra Leasing Limited as borrowers, Aircraft SPC-12, LLC and Aircraft SPC-9, LLC, as borrower parents, ILFC and AerCap Global Aviation Trust, as guarantors and subordinated lenders, and the companies named therein as guarantors
2.72
Aircraft Mortgage and Security Agreement and Guaranty, dated as of August 11, 2010, among ILFC, ILFC Ireland Limited, ILFC (Bermuda) III, Ltd., the additional grantors referred to therein, and Wells Fargo Bank Northwest, National Association, entered into in connection with the Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2010 and incorporated herein by reference)
2.73
Term Loan Credit Agreement, dated as of March 30, 2011, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., and Ballysky Aircraft Ireland Limited, as obligors, the lenders identified therein, Citibank N.A., as administrative agent and collateral agent, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as joint lead structuring agents and joint lead placement agents, and BNP Paribas, as joint placement agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.74
First Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.75	Aircraft Mortgage and Security Agreement, dated as of March 30, 2011, among Park Topanga Aircraft Inc., Temescal Aircraft Inc., Ballysky Aircraft Ireland Limited, Charmlee Aircraft Inc., the additional grantors referred to therein, and Citibank, N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.76
Incremental Lender Assumption Agreement, dated as of April 21, 2011, among Temescal Aircraft Inc., ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, KfW IPEX-Bank GmbH, as the incremental lender, and Citibank, N.A., as administrative agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.77
Term Loan Credit Agreement, dated as of February 23, 2012, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., and Flying Fortress Ireland Leasing Limited, as obligors, the lenders identified therein, Bank of America, N.A., as administrative agent and collateral agent, and Deutsche Bank Securities Inc., as syndication agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.78
First Amendment to Credit Agreement, dated as of April 5, 2013, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc. and Flying Fortress Ireland Leasing Limited, as the borrower parties, the Consenting Lenders named therein, the New Lenders named therein and Bank of America, N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.79
Second Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.80
Term Loan Security Agreement, dated as of February 23, 2012, among Flying Fortress Financing Inc., Flying Fortress Inc., Flying Fortress Ireland Leasing Limited, Flying Fortress US Leasing Inc., and the additional grantors referred to therein, as grantors, and Bank of America N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.81
Term Loan Credit Agreement, dated as of March 6, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., and Artemis (Delos) Limited as obligors, the lenders identified therein, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.82	First Amendment to Term Loan Credit Agreement, dated as of April 3, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.83
Term Loan Security Agreement, dated as of March 6, 2014, among Hyperion Aircraft Limited, Delos Aircraft Limited, Delos Finance S.À.R.L., Artemis (Delos) Limited, Apollo Aircraft Inc., and the additional grantors referred to therein as grantors, and Deutsche Bank AG New York Branch, as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.84
The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries
4.1
Aircraft Purchase Agreement, dated as of December 30, 2005, between Airbus S.A.S. and AerVenture Limited (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)
4.2
Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (filed as an exhibit to our Form 6-K on September 18, 2009 and incorporated herein by reference)
4.3
Framework Deed, dated as of May 28, 2013, between AerCap Holdings N.V. and LATAM Airlines Group S.A. (portions of which have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
4.4
Share Purchase Agreement, dated as of December 16, 2013, among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm
101	The following financial information formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Balance Sheets as of December 31, 2014 and 2013
(2) Consolidated Income Statements for the Years Ended December 31, 2014, 2013 and 2012

Exhibit Number	Description of Exhibit
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013 and 2012
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012
(5) Consolidated Statements of Equity for the Years Ended December 31, 2014, 2013 and 2012

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY Aengus Kelly Chief Executive Officer

Date: March 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows, and equity present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 30, 2015

PricewaterhouseCoopers Accountants N.V.

/s/ P.C. Dams RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2014 and 2013

		As of December 31,
	Note	2014	2013
		(U.S. dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$1,490,369	$295,514
Restricted cash	5	717,388	272,787
Trade receivables		160,412	5,203
Flight equipment held for operating leases, net	6	31,984,668	8,085,947
Maintenance rights intangible and lease premium, net	8	3,906,026	9,354
Flight equipment held for sale		14,082	—
Net investment in finance and sales-type leases	7	347,091	31,995
Prepayments on flight equipment	28	3,486,514	223,815
Other intangibles, net	9	523,709	—
Deferred income tax assets	16	190,029	121,663
Other assets	10	1,047,092	404,863

Total Assets		$43,867,380	$9,451,141

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,195,880	$164,222
Accrued maintenance liability	14	3,194,365	466,293
Lessee deposit liability		848,332	92,660
Debt	15	30,402,392	6,236,892
Deferred income tax liabilities	16	283,863	61,842
Commitments and contingencies	28

Total Liabilities		35,924,832	7,021,909
Ordinary share capital, €0.01 par value (350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at December 31, 2014 and 250,000,000 ordinary shares authorized, 113,783,799 ordinary shares issued and outstanding at December 31, 2013)	17	2,559	1,199
Additional paid-in capital		5,557,627	934,024
Accumulated other comprehensive loss		(6,895)	(9,890)
Accumulated retained earnings		2,310,486	1,500,039

Total AerCap Holdings N.V. shareholders' equity		7,863,777	2,425,372
Non-controlling interest		78,771	3,860

Total Equity		7,942,548	2,429,232

Total Liabilities and Equity		$43,867,380	$9,451,141

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2014, 2013 and 2012

		Year ended December 31,
	Note	2014	2013	2012
		(U.S. dollars in thousands, except share and per share amounts)
Revenues and other income
Lease revenue	20, 23	$3,498,300	$976,147	$997,147
Net gain (loss) on sale of assets		37,497	41,873	(46,421)
Other income	22	104,491	32,046	21,794

Total Revenues and other income		3,640,288	1,050,066	972,520
Expenses
Depreciation and amortization	6, 9	1,282,228	337,730	357,347
Asset impairment	24	21,828	26,155	12,625
Interest expense	15	780,349	226,329	286,019
Operating lease-in costs		—	550	6,119
Leasing expenses		190,301	48,473	72,122
Transaction and integration related expenses	1, 4	148,792	10,959	—
Selling, general and administrative expenses	18, 19, 21	299,892	89,079	83,409

Total Expenses		2,723,390	739,275	817,641

Income before income taxes and income of investments accounted for under the equity method		916,898	310,791	154,879
Provision for income taxes	16	(137,373)	(26,026)	(8,067)
Equity in net earnings of investments accounted for under the equity method		28,973	10,637	11,630

Net income		$808,498	$295,402	$158,442
Net loss (income) attributable to non-controlling interest		1,949	(2,992)	5,213

Net income attributable to AerCap Holdings N.V.		$810,447	$292,410	$163,655
Basic earnings per share	25	$4.61	$2.58	$1.24
Diluted earnings per share	25	$4.54	$2.54	$1.24
Weighted average shares outstanding—basic		175,912,662	113,463,813	131,492,057
Weighted average shares outstanding—diluted		178,684,989	115,002,458	132,497,913

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2014, 2013 and 2012

	Year ended December 31,
	2014	2013	2012
	(U.S. dollars in thousands)
Net income attributable to AerCap Holdings N.V.	$810,447	$292,410	$163,655

Other comprehensive income:
Net change in fair value of derivatives (Note 12), net of tax of $(649), $(711) and $194, respectively(a)	4,542	4,975	(1,360)
Net change in pension obligations (Note 19), net of tax of $(81), $117 and $1,057, respectively(b)	(1,547)	(464)	(4,528)

Total other comprehensive income (loss):	2,995	4,511	(5,888)

Total comprehensive income attributable to AerCap Holdings N.V.	$813,442	$296,921	$157,767

(a)
In 2014 we reclassified $3.1 million from accumulated other comprehensive income (loss) to interest expense in the income statement. In 2013 and 2012 we entered into interest rate swaps for which we applied cash flow hedge accounting treatment. During these years no amounts were reclassified from accumulated other comprehensive (loss) income to the income statement.

(b)
We recognize the actuarial gains or losses that arise during the period as a component of other comprehensive (loss) income.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

	Year ended December 31,
	2014	2013(a)	2012(a)
	(U.S. dollars in thousands)
Net income	$808,498	$295,402	$158,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,282,228	337,730	357,347
Asset impairment	21,828	26,155	12,625
Amortization of debt issuance costs and debt discount	86,184	47,442	69,651
Amortization of lease premium intangibles	17,967	8,746	11,577
Amortization of fair value adjustments on debt	(330,924)	—	—
Accretion of fair value adjustments on deposits and maintenance liabilities	71,806	—	—
Maintenance rights expense	128,919	—	—
Net (gain) loss on sale of assets	(37,497)	(41,873)	46,421
Deferred income taxes	115,859	21,186	7,695
Other	3,706	(2,513)	9,186
Changes in operating assets and liabilities:
Trade receivables	102,547	2,854	912
Other assets	12,704	(32,760)	17
Accounts payable, accrued expenses and other liabilities	12,874	30,300	(22,285)

Net cash provided by operating activities	2,296,699	692,669	651,588
Purchase of flight equipment	(2,088,444)	(1,782,839)	(1,038,657)
Proceeds from sale or disposal of assets	569,633	664,415	781,278
Prepayments on flight equipment	(458,174)	(213,320)	(36,124)
Acquisition of ILFC, net of cash acquired	(195,311)	—	—
Capital contributions to equity investments	—	(13,180)	—
Collections of finance and sales-type leases	57,958	2,209	5,128
Movement in restricted cash	282,523	7,866	(58,131)

Net cash used in investing activities	(1,831,815)	(1,334,849)	(346,506)
Issuance of debt	5,411,602	2,299,706	1,297,087
Repayment of debt	(4,826,775)	(1,889,194)	(1,213,832)
Debt issuance costs paid	(134,963)	(45,213)	(43,177)
Maintenance payments received	561,558	100,708	132,046
Maintenance payments returned	(286,041)	(56,909)	(49,728)
Security deposits received	107,332	23,364	25,624
Security deposits returned	(98,656)	(15,032)	(21,855)
Repurchase of shares	—	—	(320,093)

Net cash provided by (used in) financing activities	734,057	417,430	(193,928)

Net increase (decrease) in cash and cash equivalents	1,198,941	(224,750)	111,154
Effect of exchange rate changes	(4,086)	(137)	(1,834)
Cash and cash equivalents at beginning of period	295,514	520,401	411,081

Cash and cash equivalents at end of period	$1,490,369	$295,514	$520,401

Supplemental cash flow information:
Interest paid, net of amounts capitalized	1,103,512	211,075	180,968
Taxes paid	37,630	4,966	1,518

(a)
Certain reclassifications have been made to the Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 to reflect the current year presentation. Refer to Note 2—Basis for presentation.

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2014, 2013 and 2012

Non-Cash Investing and Financing Activities

2014:

  Flight equipment in the amount of $108.3 million was reclassified to Net investment in finance and sales-type leases of $124.7 million with $16.4 million recognized as a gain.

  Flight equipment in the amount of $51.6 million was reclassified to Other assets.

2013:

  Flight equipment in the amount of $32.9 million was reclassified to Net investment in finance and sales-type leases with no gain or loss.

2012:

  Flight equipment in the amount of $6.0 million was reclassified to Other assets.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2014, 2013 and 2012

	AerCap Holdings N.V. Shareholders
	Number of Shares	Share capital	Additional paid-in capital	Treasury share	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders' equity
	(U.S. dollars in thousands, except share amounts)
Year ended December 31, 2012
Balance at January 1, 2012	149,232,426	$1,570	$1,340,205	$(100,000)	$(8,513)	$1,043,974	$2,277,236
Share-based compensation	—	—	7,128	—	—	—	7,128
Purchase of treasury share/share cancellation	(35,868,891)	(377)	(419,716)	100,000	—	—	(320,093)
Total other comprehensive (loss) income	—	—	—	—	(5,888)	163,655	157,767

Balance at December 31, 2012	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038

Year ended December 31, 2013
Balance at January 1, 2013	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038
Issuance of shares to directors and employees	420,264	6	—	—	—	—	6
Share-based compensation	—	—	6,407	—	—	—	6,407
Total other comprehensive income	—	—	—	—	4,511	292,410	296,921

Balance at December 31, 2013	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372

Year ended December 31, 2014
Balance at January 1, 2014	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372
ILFC Transaction	97,560,976	1,347	4,556,294	—	—	—	4,557,641
Dividends paid	—	—	—	—	—	—	—
Share-based compensation	973,516	13	67,309	—	—	—	67,322
Total other comprehensive income (loss)	—	—	—	—	2,995	810,447	813,442

Balance at December 31, 2014	212,318,291	$2,559	$5,557,627	$—	$(6,895)	$2,310,486	$7,863,777

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2014, 2013 and 2012

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	(U.S. dollars in thousands)
Year ended December 31, 2012
Balance at January 1, 2012	$2,277,236	$6,081	$2,283,317
Share-based compensation	7,128	—	7,128
Purchase of treasury share/share cancellation	(320,093)	—	(320,093)
Total comprehensive (loss) income	157,767	(5,213)	152,554

Balance at December 31, 2012	$2,122,038	$868	$2,122,906

Year ended December 31, 2013
Balance at January 1, 2013	$2,122,038	$868	$2,122,906
Issuance of shares to directors and employees	6	—	6
Share-based compensation	6,407	—	6,407
Total comprehensive income	296,921	2,992	299,913

Balance at December 31, 2013	$2,425,372	$3,860	$2,429,232

Year ended December 31, 2014
Balance at January 1, 2014	$2,425,372	$3,860	$2,429,232
ILFC Transaction	4,557,641	77,047	4,634,688
Dividends paid	—	(187)	(187)
Share-based compensation	67,322	—	67,322
Total comprehensive income (loss)	813,442	(1,949)	811,493

Balance at December 31, 2014	$7,863,777	$78,771	$7,942,548

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

1. General

The Company

        We are an independent aircraft leasing company with $43.9 billion of total assets on our balance sheet mainly consisting of 1,132 owned aircraft as of December 31, 2014. Our ordinary shares are listed on the New York Stock Exchange (AER) and we have our headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi and representation offices at the world's largest aircraft manufacturers, Boeing and Airbus in Seattle and Toulouse.

        These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries ("AerCap" or the "Company"). AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap" or "N.V.") formed on July 10, 2006.

        On May 14, 2014, AerCap successfully completed the ILFC Transaction, as further described in Note 4: ILFC Transaction.

Genesis Funding Limited Transaction

        On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited ("GFL") to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC. GFL had 37 aircraft in its portfolio with a net book value of $727 million.

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

        We have assessed our ownership in ACSAL and have determined that it is a VIE. We further determined that while we do not have control and are not the PB of ACSAL, we do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

LATAM Transaction

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group ("LATAM") for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM's order backlog, and ten Airbus A330-200s with an average age of four years from LATAM's existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values. As part of the transaction, we made payments of $659 million in June 2013, allocated $577 million to flight equipment held for operating leases relating to the ten

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

1. General (Continued)

aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered. As at December 31, 2014, 13 aircraft remain to be delivered.

2. Basis for presentation

General

        Our financial statements are presented in accordance with U.S. GAAP.

        We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the PB.

        Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

        The consolidated financial statements are stated in U.S. dollars, which is our functional currency.

Use of estimates

        The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

        In the years ended December 31, 2014 and December 31, 2013, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the year ended December 31, 2014 was to reduce net income by $4.4 million, or $0.02 basic and diluted earnings per share. The effect on net income from continuing operations for the year ended December 31, 2013 was to reduce net income by $8.0 million, or $0.07 basic and diluted earnings per share.

Reclassifications

        Collection for finance and sales type lease—The Consolidated Statements of Cash Flows for the years ended December 31, 2013 and December 31, 2012 include reclassifications, as compared to the financial statements contained in our 2013 and 2012 Annual Reports on 20-F, of $2.2 million and

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

2. Basis for presentation (Continued)

$5.1 million respectively to reduce net cash provided by operating activities and to increase net cash provided by investing activities with respect to collection for finance and sales type lease which was previously included in change in other assets. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods. Management does not believe that the reclassifications are material to the financial statements taken as a whole.

3. Summary of significant accounting policies

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Restricted cash

        Restricted cash includes cash held by banks that is subject to withdrawal restrictions. Such amounts are typically restricted under secured debt agreements and can be used only to service the aircraft securing the debt and to make principal and interest payments on the debt.

Trade receivables

        Trade receivables represent unpaid, current lessee obligations under existing lease contracts. Allowances are provided for doubtful accounts where the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value using the straight-line method over the assets' useful life, generally 25 years from the date of manufacture, or different period depending on the disposition strategy. The costs of improvements to flight equipment are normally expensed unless the improvement increases the long-term value of the flight equipment or extends the useful life of the flight equipment. The capitalized cost is depreciated over the estimated remaining useful life of the aircraft. The current estimates for residual values of most aircraft types are 15 percent of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate.

        We review estimated useful lives and residual values of aircraft periodically based on our knowledge and external factors coupled with market conditions to determine if they are appropriate and record adjustments to depreciation prospectively on an aircraft by aircraft basis as necessary.

        On a quarterly basis, we evaluate the need to perform a recoverability assessment when events or changes in circumstances indicate that the carrying value of our long-lived assets may not be recoverable. When a recoverability assessment is required, the review for recoverability includes an

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets. In relation to flight equipment on operating lease, the impairment assessment is performed on each individual aircraft, including lease related assets and liabilities. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

        Annually, we perform an impairment assessment for all of our aircraft, including a review of the undiscounted cash flows for aircraft 15 years or older, as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, which leases are more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments.

Capitalization of interest

        We capitalize interest on Prepayments on flight equipment in respect of flight equipment on forward order and add such amount to Prepayments on flight equipment. The amount of interest capitalized is the actual interest costs incurred on funding specific to the prepayments, if any, or the amount of interest costs which could have been avoided in the absence of such prepayments.

Net investment in finance and sales-type leases

        If a lease meets specific criteria under U.S. GAAP, we recognize the lease in Net investment in finance and sales-type leases on our Consolidated Balance Sheets and de-recognize the aircraft from Flight equipment held for operating leases. For sales-type leases, we recognize the difference between the aircraft carrying value and the Net investment in finance and sales-type leases as a gain on sale of assets or an impairment. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the leased flight equipment on the lease termination date, less the unearned income. Expected unguaranteed residual values of leased flight equipment are based on our assessment and independent appraisals of the values of the leased flight equipment at expiration of the lease terms. The unearned income is recognized in Lease revenue on our Consolidated Income Statement, over the lease term, in a manner that produces a constant rate of return on the lease.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination which are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets.

Maintenance rights intangible and lease premium, net

        The maintenance rights intangible asset arose from the application of the acquisition method of accounting to aircraft and leases which were acquired in the ILFC Transaction, and represented the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights intangible asset represents the fair value of our contractual aircraft return right under our leases to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to an aircraft in better maintenance condition by virtue of our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee. The maintenance rights intangible arose from the application of the acquisition method of accounting to aircraft and leases which were acquired in the ILFC Transaction, and represented the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights represented the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date.

        For EOL contracts, maintenance rights expense is recognized upon lease termination, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset. Maintenance rights expense is included in Leasing expenses in our Consolidated Income Statement. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, revenue is recognized in Lease revenue in our Consolidated Income Statement, upon lease termination. For MR contracts, maintenance rights expense is recognized at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage.

        The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of Lease revenue.

Other definite-lived intangible assets

        These primarily represent customer relationships recorded at fair value as a result of the ILFC Transaction. The rate of amortization of these definite-lived intangible assets is estimated based on the period over which we expect to derive economic benefits from such assets. The amortization expense is recorded in Depreciation and amortization on our Consolidated Income Statements. We evaluate all definite-lived intangible assets for impairment when events or changes in circumstances indicate that an intangible asset value may not be recoverable.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

Other assets

        Other assets consist of inventory, investments, derivative instruments, lease incentives, prepaid expenses, debt issuance costs, notes receivable, other receivables and other tangible fixed assets.

Inventory

        Inventory consists primarily of engine and airframe parts we sell through our subsidiary, AeroTurbine. Inventory is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft, or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

Notes receivable

        Notes receivable represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where the risk of non-recovery is probable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor's operating environment. The note receivable as a result of the ALS Transaction was recorded at fair value and is subsequently measured at amortized cost using the retrospective effective interest method.

Investments

        Investments over which we have significant influence but not a controlling interest, joint ventures or VIEs for which we are not the PB are reported using the equity method of accounting. Under the equity method of accounting, we include our share of earnings and losses of such investments in Equity in net earnings of investments accounted for under the equity method.

Derivative financial instruments

        We may use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are recognized on the balance sheet at their fair value which includes consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk.

        When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Amounts reflected in accumulated other

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transactions affects earnings.

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

        When cash flow hedge accounting treatment is not applied, the changes in fair values related to interest derivatives between periods are recognized as a reduction or increase of interest expense and changes to fair value relating to currency derivatives are recognized as a reduction or increase of selling, general and administrative expenses on the income statement.

        Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flow in our Consolidated Statements of Cash Flows.

Lease incentives

        We capitalize amounts paid or value provided to lessees as lease incentives. We amortize lease incentives on a straight-line basis over the term of the related lease as a reduction of Lease revenue.

Other tangible fixed assets

        Other tangible fixed assets consist primarily of computer equipment, leasehold improvements and office furniture, and are valued at acquisition cost and depreciated at various rates over the asset's estimated useful life using the straight-line method. Depreciation expense on other tangible fixed assets is recorded in Depreciation and amortization on our Consolidated Income Statements.

Fair value measurements

        Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair values of aircraft, investment in finance and sales-type leases and asset value guarantees on a non-recurring basis. See Note 29—Fair Value Measurements.

Income taxes

        We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

Deferred tax assets and liabilities

        We report deferred taxes resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

Accrued maintenance liability

        Under our aircraft leases, the lessee is responsible for maintenance and repairs and other operating expenses related to our flight equipment during the term of the lease. In certain instances, such as when an aircraft is not subject to a lease, we may incur maintenance and repair expenses for our aircraft. Maintenance and repair expenses are recorded in Leasing expenses in our Consolidated Income Statements, to the extent such expenses are incurred by us.

        We may be obligated to make additional payments to the lessee for maintenance related expenses, primarily related to usage of major life-limited components existing at the inception of the lease ("lessor maintenance contributions"). For all lease contracts, except for those acquired as part of the ILFC Transaction, we expense planned major maintenance activities, such as lessor maintenance contributions, when incurred. The charge is recorded in Leasing expenses in our Consolidated Income Statements. In the case we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

        For all contracts acquired as part of the ILFC Transaction, we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion is recorded as an increase to Interest expense in our Consolidated Income Statements.

Debt and deferred debt issuance costs

        Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums and fair value adjustments, where applicable. The fair value adjustments reflect the application of the acquisition method of accounting to the debt assumed as part of the ILFC Transaction. We amortize the amount of discount or premium and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to Interest expense over the life of the debt using the effective interest method. The coupon liability as a result of the ALS Transaction was recorded at fair value and is subsequently measured at amortized cost using the retrospective effective interest method.

Lessee security deposits

        For all lessee deposits assumed as part of the ILFC Transaction, we discounted our lessee security deposits to their respective present values. We accrete these discounted amounts to their respective nominal values, over the period we expect to refund the security deposits to each lessee, using the effective interest method, recognizing an increase to Interest expense.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

Revenue recognition

        We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include step rent clauses on a straight-line basis. The difference between rental revenue recognized and the cash received is included in Other assets, and in the event it is a liability in Account payables, accrued expenses and other liabilities. In certain cases, leases provide for rentals contingent on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. Revenue contingent on usage is recognized at the time the lessee reports the usage to us.

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

        Our lease contracts normally include default covenants, which generally obligate the lessee to pay us damages to put us in the position we would have been in had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held, which have been recognized as revenue, provisions are established on the basis of management's assessment of collectability. Such provisions are recorded in Selling, general and administrative expenses on the Consolidated Income Statements.

        Revenues from Net investment in finance and sales-type leases are included in Lease revenue in our Consolidated Income Statements and are recognized using the interest method to produce a constant yield over the life of the lease.

        Most of our lease contracts require payment in advance. Rentals received, but unearned under these lease agreements are recorded as deferred revenue on the balance sheet.

        Under our aircraft leases, the lessee is responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rent payments made with respect to the lease contract.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

        In most lease contracts not requiring the payment of supplemental maintenance rents, the lessee is generally required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is generally EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as Lease revenue when received to the extent those receipts exceed the EOL contract maintenance rights intangible asset, and receipts of EOL compensation as Leasing expenses to the extent those receipts do not exceed EOL contract maintenance intangible asset.

        For all of our MR contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as Lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet, net of any Maintenance rights intangible asset balance, and recognized as Net gain on sale of assets as part of the sale of the flight equipment.

        Net gain (loss) on sale of assets originates primarily from the sale of aircraft and engines and are recognized when the delivery of the relevant asset is complete and the risk of loss has transferred to the buyer.

        Other income consists of interest income, management fees, lease termination penalties, inventory part sales and net gains on sale of equity interest in investments accounted for under equity method. Income from secured loans, notes receivable and other interest bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Lease management fees are recognized as income as they accrue over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if collection is reasonably assured.

Pension

        We operate a defined benefit pension plan for our Dutch employees and some of our Irish employees. As of June 30, 2009, the Irish defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. We recognize net periodic pension costs associated with these plans in Selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in Accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded in Accumulated other comprehensive income. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we operate a defined contribution plan for the Irish employees who do not fall under the defined benefit pension plan and a company savings scheme for ILFC employees with unvested balances in the AIG non-qualified pension plan. We expense contributions to the defined contribution plan and the company savings scheme in Selling, general and administrative expenses in the period the contribution is made.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

Share-based compensation

        Certain employees received AerCap share-based awards, consisting of restricted stock units and restricted stocks. The amount of such expense is determined by reference to the fair value of the restricted stock units or restricted stocks on the grant date. The share-based compensation expense is recognized over the vesting period using the straight-line method.

Foreign currencies

        Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place. Receivables or payables arising from such foreign currency transactions are remeasured into U.S. dollars at the exchange rate on each subsequent balance sheet date. All resulting exchange gains and losses are recorded in Selling, general and administrative expenses on the Consolidated Income Statements.

Variable interest entities

        We consolidate VIEs in which we have determined that we are the PB. We use judgment when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv)  ultimately which party is the PB. When determining which party is the PB, we perform an analysis which considers (i) the design of the VIE; (ii) the capital structure of the VIE; (iii) the contractual relationships between the variable interest holders; (iv) the nature of the entities' operations; and (v) the purposes and interests of all parties involved, including related parties. While we consider these factors, our conclusion about whether to consolidate ultimately depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE. We continually re-evaluate whether we are the PB for VIEs in which we hold a variable interest.

Earnings per share

        Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as restricted stock units, restricted stocks and stock options .

Reportable segments

        We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

Recent accounting guidance

        We adopted the following accounting standard during 2014:

  Presentation of Unrecognized Tax Benefits

        In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the "Carry-forwards"). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard prospectively on its required effective date of January 1, 2014 and the adoption of the standard did not have a material effect on our consolidated financial statements.

Future application of accounting standards

  Reporting Discontinued Operations

        In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.

        The standard is effective prospectively for all disposals of components (or classification of components as held for sale) of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications of components as held for sale) that have not been reported in financial statements previously issued. We adopted the standard on its required effective date of January 1, 2015 and it did not have a material effect on our consolidated financial condition, results of operations or cash flows.

  Revenue from Contracts with Customers

        In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

3. Summary of significant accounting policies (Continued)

that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

        This standard will be effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. We have the option to apply the provisions of the standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of initial application. Early adoption is not permitted. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial statements.

  Disclosure of Going Concern Uncertainties

        In August 2014, the FASB issued an accounting standard that requires management to assess an entity's ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017.

  Amendments to the Consolidation Analysis

        In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

        This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

4. ILFC Transaction

        On May 14, 2014 (the "Closing Date"), AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, completed the purchase of 100 percent of ILFC's common share from AIG (the "ILFC Transaction"). The total consideration paid to AIG on the Closing Date consisted of $2.4 billion

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

4. ILFC Transaction (Continued)

in cash and 97,560,976 newly issued AerCap common shares. Prior to the consummation of the ILFC Transaction, ILFC paid a special distribution to AIG in the amount of $600.0 million.

        The total consideration paid to AIG, excluding the special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap's closing price per share of $46.59 on May 14, 2014. On the Closing Date, immediately after completing the ILFC Transaction, all of ILFC's assets were transferred substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

        In connection with the ILFC Transaction, on the Closing Date, AerCap Trust and AerCap Ireland Capital Limited, issued $2.6 billion aggregate principal amount of senior notes (the "Acquisition Notes"), consisting of three tranches of notes of varying tenor in a private placement, of which $2.4 billion was used to satisfy the cash consideration of the ILFC Transaction, and the remaining proceeds were used for expenses related to the ILFC Transaction and general corporate purposes. The Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain of its subsidiaries, including ILFC. Additionally, in December 2013, our subsidiary, AerCap Ireland Capital Limited entered into a credit agreement for a senior unsecured revolving credit facility with AIG. The revolving credit facility provides for an aggregate commitment of $1.0 billion and may be used for AerCap's general corporate purposes. AerCap Trust and ILFC are unconditional guarantors of the facility.

        As a result of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. A portion of the AIG shares remain subject to a lockup agreement providing for the staggered expiration of lockup periods beginning nine months and ending 15 months after the Closing Date. To date, no shares have been sold by AIG. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

        The consideration transferred to effect the ILFC Transaction consisted of the following:

Cash consideration(a)	$2,400,000
97,560,976 AerCap common shares issued multiplied by AerCap closing share price per share of $46.59 on May 14, 2014	4,545,366
Share compensation	12,275

Consideration transferred	$6,957,641

(a)
Excludes the $600.0 million special distribution paid by ILFC to AIG prior to the Closing Date.

        The following is a summary of the preliminary and final allocation of the purchase price to the estimated fair values of the identifiable assets acquired, the liabilities assumed and non-controlling interest at the Closing Date. There were several measurement period adjustments recognized subsequent to the amounts initially recognized and reported. These measurement period adjustments were primarily the result of completing the fair value calculations of Maintenance right intangible assets

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

4. ILFC Transaction (Continued)

and Accrued maintenance liabilities at a component level. The measurement period adjustments presented below were retrospectively recognized as adjustments to our May 14, 2014 opening Balance Sheet, and the second and third quarter 2014 Income Statements. The opening Balance Sheet has been adjusted to reflect these changes as provided below.

        As of December 31, 2014, we had finalized all known measurement period adjustments.

	Amounts Initially Recognized and Reported as of Closing Date	Measurement Period Adjustments	Final Amounts Recognized as of the Closing Date
Cash and cash equivalents and restricted cash	$2,958,809	—	$2,958,809 (a)
Flight equipment held for operating leases, net	23,989,643	48,780	24,038,423
Prepayments on flight equipment	3,166,788	9,534	3,176,322
Maintenance rights intangible and lease premium	4,263,076	(181,047)	4,082,029 (b)
Other intangibles	440,093	49,712	489,805
Accrued maintenance liability	(2,688,438)	113,320	(2,575,118)
Debt	(24,339,842)	—	(24,339,842)
Other assets and liabilities	(775,990)	(77,844)	(853,834)
Non-controlling interest	(77,047)	—	(77,047)

Estimate of fair value of net assets acquired	$6,937,092	$(37,545)	$6,899,547
Consideration transferred	6,957,641	—	6,957,641

Goodwill	$20,549	$37,545	$58,094

(a)
Includes $0.8 billion of Restricted cash.

(b)
Includes $4.0 billion maintenance rights intangible, and the remaining amount relates to lease premium.

        AerCap reported transaction and integration expenses related to the ILFC Transaction of $148.8 million for the year ended December 31, 2014 and $11.0 million for the year ended December 31, 2013, of which $26.3 million was incurred during the second half of 2014 and related mostly to integration activities.

	Year ended December 31,
	2014	2013
Severance and other compensation expenses	$54,600	$—
Banking fees	45,740	3,959
Professional fees and other expenses	48,452	7,000

	$148,792	$10,959

        Those expenses are included in the Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

4. ILFC Transaction (Continued)

        The acquired business contributed Total revenues and other income of $2,623.4 million and Net income of $687.8 million to AerCap for the period beginning May 14, 2014, and ended December 31, 2014.

        The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013:

	Year ended December 31,
	2014	2013
Total revenue and other income	$5,261,629	$5,444,581
Net income (loss)	$952,778	$(32,634)

        The most significant pro forma adjustments were to reflect the (net of tax) impact of: (i) the amortization of intangible lease premium component as an adjustment to revenue; (ii) the expensing of the maintenance rights intangible, which occurs when the lease ends for EOL contracts or when the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage for MR contracts. The related pro forma adjustment was based on the estimated annual charge in the first full year after the acquisition; (iii) the depreciation and amortization expenses related to the fair value adjustments to aircraft and other intangibles; (iv) the interest expense on the existing debt taking into account the fair value adjustment to the debt as of the Closing Date; (v) the interest expense related to the acquisition financing, as if the financing occurred as of January 1, 2013; (vi) other interest expense adjustments relating to the maintenance and security deposit liabilities as well as the prepayments on flight equipment; and (vii) non-recurring transaction and integration related expenses, as if they had been incurred as of January 1, 2013 instead of 2014.

        The above unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2013. The pro forma information did not adjust for gain from sales, impairment charges and loss from early extinguishment of debt. These pro forma amounts are not designed to represent the future expected financial results of AerCap. The ILFC Transaction resulted in significant increases of our asset and liabilities, as well as revenues and expenses.

  Application of the Acquisition Method of Accounting:

        We applied the acquisition method of accounting and measured the identifiable assets acquired, the liabilities assumed, and non-controlling interest at fair value on the Closing Date. These fair values were determined using the market and income approaches and were primarily based on inputs and assumptions that are not observable in the market, other than certain debt financing arrangements assumed in the ILFC Transaction. The fair value measurement of each major asset acquired and liability assumed is discussed separately below:

        Flight equipment:    We determined the fair value of our Flight equipment as of the Closing Date using an income approach based on the present value of the expected future cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

4. ILFC Transaction (Continued)

        We measured the fair value of our Flight equipment as if unencumbered by any existing contractual lease terms and based on the estimated physical maintenance condition as of the Closing Date. The expected cash flows were estimated using current market lease rates for the remainder of the terms of the existing leases and future market lease rates for additional leases and an estimated residual value based on the aircraft type, age, and airframe and engine configuration of the aircraft. The aggregate cash flows were then discounted to present value. The discount rates were based on the type and age of aircraft (including the remaining useful life of the aircraft), and incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components. Key inputs and assumptions underlying the income approach and the projected cash flows were contracted leases, lease extensions and new lease assumptions, residual values and appropriate discount rates and are discussed further below:

  (a)
  The contracted leases were adjusted to current market rents as appropriate, and accounted for approximately 50% of the flight equipment's fair value.

  (b)
  For in-production, younger aircraft, residual values were assumed after the extension of the existing lease or new lease. The residual value assumption was based on inputs from third party appraisers. The residual values accounted for approximately 30% of the flight equipment's fair value.

  (c)
  For most aircraft, an extension of the existing lease or a new lease was assumed based on our knowledge of the lessee's fleet plans and expected market lease rents. The extensions or new leases accounted for approximately 15% of the flight equipment's fair value.

  (d)
  Out-of-production, older aircraft residual values that were at the end of their economic life were assumed to be sold for parts at the conclusion of their respective leases. The residual value assumptions for sales of parts were based on market data and inputs from AeroTurbine, our wholly-owned subsidiary that specializes in sales of aircraft parts. Sales of parts residual values accounted for approximately 5% of the flight equipment's fair value.

  (e)
  The discount rate assumptions are based on our knowledge of market returns and leverage, which vary depending on the type and age of the aircraft, and range between 6% and 10%. The average discount rate, weighted by the fair value of ILFC's fleet, was approximately 7%.

        Forward order book:    The fair value of the forward order book, which is included in Prepayments on flight equipment on the Consolidated Balance Sheet, was estimated based on the present value of the cash flows expected to be generated by the asset. Under this approach, fair value was determined by discounting the difference between the estimated fair value, as indicated by third party aircraft appraiser forward base values, and the contractual purchase prices for each forward order aircraft, at the respective future delivery dates. The difference was discounted at a required market rate of return that reflects the relative risk of achieving the asset's expected cash flows and the time value of money.

        Prepayments on flight equipment at the Closing Date included the fair value of the forward order book of ILFC of 317 aircraft, many of which were placed at favorable prices compared to the current market. The positions that were subject to a fair value adjustment relate to contracts for 64 Boeing 787 aircraft, 27 Boeing 737-800 aircraft, 206 Airbus A320 series aircraft (models A320neo, A321neo,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

4. ILFC Transaction (Continued)

A321-200), and 20 Airbus A350-900 aircraft. We determined that the remainder of our forward order book was at market terms and therefore no fair value adjustment was recorded for these positions.

        Maintenance rights intangible asset and lease premium, net:    The fair value of the maintenance rights intangible assets associated with EOL contracts was determined based on the present value of the expected cash flows, measured as the difference between the aircraft physical maintenance condition at the Closing Date and the specified contractual return condition at the end of the respective lease term adjusted for the credit risk of the lessee. The fair value of the maintenance rights intangible assets associated with MR contracts was determined based on the present value of reimbursements to lessees for maintenance events relating to pre-acquisition usage expected during the remaining post-acquisition lease term. The expected cash flows of the EOL and MR contracts are discounted at a required market rate of return that reflects the relative risk of achieving the expected cash flows of the assets and the time value of money.

        The fair value of the lease premium was determined based on the present value of the expected cash flows calculated as the difference between the contractual lease payments, adjusted for the credit risk of the lessee, and the lease payments that the aircraft could generate over the remaining lease term based on current market rates.

        Other intangible assets:    Primarily includes customer relationship intangible assets and other intangible assets. The fair value of the customer relationship intangible assets was determined using the excess earnings method. This method measures the value of an intangible asset by calculating the residual profit after subtracting the appropriate returns for all other complementary assets that benefit the business.

        Accrued maintenance liability:    Under our aircraft leases, the lessee is responsible for all operating expenses during the term of the lease, as well as for normal maintenance and repairs and major aircraft component maintenance events. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rentals based on hours or cycles of utilization. If a lessee pays supplemental maintenance rentals, we are generally obligated to reimburse the lessee for costs they incur for certain qualified maintenance events. In connection with a lease of a used aircraft, we generally agree to contribute to certain maintenance events that the lessee incurs during the lease term (Lessor Contributions).

        We determined the fair value of our maintenance liability relating to pre-acquisition usage based on the present value of expected cash outflows during the remaining lease term consisting of (i) expected reimbursements of supplemental maintenance rentals at the time of the forecasted maintenance event, and (ii) expected Lessor Contributions at the time of the forecasted maintenance event. These two cash flows were discounted to their respective present values using a market rate of return that reflects the relative risk of the cash flows and the time value of money.

        Debt:    The fair value of debt was estimated using quoted market prices where available. The fair value of certain debt without quoted market prices is estimated using discounted cash flow analyses based on current market prices for similar type debt instruments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

4. ILFC Transaction (Continued)

        Non-controlling interests ("NCI"):    NCI consists of Market Auction Preferred Stock ("MAPS") securities issued by ILFC. The MAPS are not convertible, and have a liquidation value of $100,000 per share, with 500 shares issued and outstanding for each of the MAPS Series A and B securities. The dividend rate, other than the initial rate, for each dividend period for each series is to be reset approximately every seven weeks (49 days) on the basis of orders placed in an auction, provided such auctions are able to occur. At December 31, 2014, the dividend rate for both Series A MAPS and Series B MAPS was 0.333%. MAPS fair values were estimated using discounted cash flow analysis based on estimated market yield for similar instruments.

        Income taxes:    AerCap and AIG made an election under Section 338(h)(10) of the IRS code, which resulted in the ILFC Transaction being treated as a sale of the assets of ILFC and its subsidiaries for U.S. federal and state income tax purposes, except for our wholly-owned subsidiary, AeroTurbine, which was treated as a taxable share purchase. As a result of this election, the tax adjusted purchase price was allocated to our net assets which changed the tax basis used to derive the deferred tax assets and liabilities. At the Closing Date, but prior to the Reorganization, we had a net deferred tax liability of $23.3 million compared to ILFC's net deferred tax liability of $4.1 billion immediately preceding the Closing Date. Immediately after consummation of the ILFC Transaction, the plan of Reorganization was executed and ILFC immediately began transferring its assets and liabilities to AerCap Trust, the majority of whose earnings are subject to Irish tax. We transferred a mix of assets and liabilities with various book tax basis differences to Ireland from May 14, 2014 to December 31, 2014. The U.S. federal and state tax liabilities for tax years prior to the Closing Date, including the assumed liabilities related to unrecognized tax benefits, remain with AIG.

5. Restricted cash

        The Restricted cash balance was $717.4 million and $272.8 million at December 31, 2014 and December 31, 2013, respectively, and primarily related to our ECA facility agreement entered into in 2004, our Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 15—Debt.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

6. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	Year ended December 31,
	2014	2013
Net book value at beginning of period	$8,085,947	$7,261,899
ILFC Transaction	24,038,423	—
GFL Transaction	(726,985)	—
Additions	2,314,908	1,825,937
Depreciation	(1,253,325)	(336,888)
Impairment (Note 24)	(21,828)	(25,616)
Disposals	(306,985)	(606,495)
Transfers to investment in finance and sales-type leases/inventory/held for sale	(145,487)	(32,890)

Net book value at end of period	$31,984,668	$8,085,947

Accumulated depreciation at December 31, 2014 and 2013	$(2,591,000)	$(1,337,675)

7. Net investment in finance and sales-type leases

        The following lists the components of the net investment in finance and sales-type leases:

	2014	2013
Total lease payments to be received	$409,282	$31,680
Estimated residual values of leased flight equipment (unguaranteed)	98,994	5,000
Less: Unearned income	(161,185)	(4,685)

	$347,091	$31,995
Less: Allowance for credit losses	—	—

Net investment in finance and sales-type leases	$347,091	$31,995

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

7. Net investment in finance and sales-type leases (Continued)

        At December 31, 2014, minimum future lease payments on finance and sales-type leases are as follows:

Minimum future receipts
2015	$74,239
2016	71,295
2017	59,919
2018	58,401
2019	50,015
Thereafter	95,413

$409,282

8. Maintenance rights intangible and lease premium, net

        Maintenance rights intangible and lease premium consisted of the following at December 31, 2014 and 2013:

	2014	2013
Maintenance rights intangible	$3,812,259	$—
Lease premium	93,767	9,354

	$3,906,026	$9,354

        Movements in maintenance rights intangible during the year ended December 31, 2014 were as follows:

Year ended December 31, 2014
Maintenance rights intangible, net at beginning of period	$—
ILFC Transaction	3,975,286
EOL contract cash receipt	(27,571)
EOL and MR contract maintenance rights expense	(103,236)
Transfer to lease incentives	(32,220)

Maintenance rights intangible, net at end of period	$3,812,259

        The following table presents details of lease premium and related accumulated amortization at December 31, 2014 and 2013.

		Year ended December 31, 2014
	Weighted-average amortization period (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium	5.6	119,763	(25,996)	93,767

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

8. Maintenance rights intangible and lease premium, net (Continued)

		Year ended December 31, 2013
	Weighted-average amortization period (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium	1.7	35,461	(26,107)	9,354

        Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization column in the table above.

        Amortization of the lease premium for the year ended December 31, 2014 was $18.0 million and $8.7 million for the year ended December 31, 2013.

        The estimated amortization of the lease premium for the next five years is as follows:

Future amortization
2015	$23,116
2016	19,759
2017	13,633
2018	11,220
2019	10,466

9. Other intangibles, net

        Other intangibles consisted of the following at December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
Goodwill	$58,094	$—
Customer relationships	346,647	—
Contractual vendor intangible assets	47,580	—
Tradename and other intangible assets	71,388	—

	$523,709	$—

        The following table presents details of customer relationships and tradename and other intangible assets and related accumulated amortization at December 31, 2014.

		Year ended December 31, 2014
	Weighted-average amortization period (in years)	Gross carrying amount	Accumulated amortization	Net
Customer relationships	16.4	$360,000	$(13,353)	$346,647
Tradename and other intangible assets	9.9	79,365	(7,977)	71,388

		$439,365	$(21,330)	$418,035

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

9. Other intangibles, net (Continued)

        Amortization expense for the customer relationships and tradename and other intangible assets for the year ended December 31, 2014 was $21.3 million.

        The estimated amortization expense of the customer relationships and tradename and other intangible assets for the next five years are as follows:

Future amortization
2015	$33,854
2016	33,865
2017	33,865
2018	27,559
2019	23,865

10. Other assets

        Other assets consist of the following at December 31:

	2014	2013
Inventory	$315,532	$—
Debt issuance costs	203,965	148,315
Notes receivable	135,154	75,788
Other receivables	75,819	27,223
Investments (Note 11)	115,554	112,380
Derivative assets (Note 12)	24,549	32,673
Lease incentives	116,061	—
Other tangible fixed assets	21,028	2,427
Straight-line rents, prepaid expenses and other	39,430	6,057

	$1,047,092	$404,863

        Amortization of debt issuance costs was $79,548 and $29,633 for the years ended December 31, 2014 and 2013 respectively. The unamortized debt issuance costs at December 31, 2014 amortize from 2015 through 2026.

        During the years ended December 31, 2014 and 2013, we did not have any activity in our allowance for credit losses on notes receivable.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

11. Investments

        Investments consist of the following at December 31:

	Ownership as of December 31, 2014 (%)	2014	2013
Equity investment in unconsolidated joint venture (AerDragon)(a)	16.7	$51,450	$47,672
Equity investment in unconsolidated joint venture (AerLift)	39.3	53,639	54,457
Equity investment in unconsolidated joint venture (AerData)(b)	—	—	882
Equity investment in unconsolidated joint venture (ACSAL)(a)	19.4	10,459	9,175
Other investments at cost	n/a	6	194

		$115,554	$112,380

(a)
AerDragon and ACSAL are VIEs for which we are not the PB but do have significant influence, therefore they are accounted for under the equity method.

(b)
As of December 31, 2013, we had a 42.3% equity interest in AerData, which was sold during the year ended December 31, 2014.

        The undistributed earnings of investments in which our ownership interest is less than 50 percent were $35.2 million and $31.4 million at December 31, 2014 and 2013 respectively. Our equity investment in our unconsolidated joint ventures, AerDragon, AerLift and ACSAL, are accounted for under the equity method.

12. Derivative assets and liabilities

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

        As of December 31, 2014, we had interest rate swaps, caps and floors, with a combined notional amount of $1.8 billion and a combined positive fair value of $22.3 million. The positive fair value as of December 31, 2014, is recorded in the balance sheet as derivative assets of $24.5 million and derivative liabilities of $2.2 million. As of December 31, 2013, we had interest rate swaps, caps and floors with a combined notional amount of $1.9 billion and a combined positive fair value of $25.5 million. The positive fair value as of December 31, 2013 is recorded in the balance sheet as derivative asset of $32.7 million and derivative liabilities of $7.2 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

        Pursuant to the ILFC Transaction, we acquired 15 swaps that are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. See Note 27—Related party transactions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

12. Derivative assets and liabilities (Continued)

        We have not applied hedge accounting to any of the above mentioned caps and floors, the 15 acquired interest rate swaps, and to the two interest rate swaps which expired in the year ended December 31, 2012. The change in fair value of these derivatives, therefore, is recorded in the income statement as interest expense (income) as specified below:

	Year ended December 31,
	2014	2013	2012
Change in fair value of interest rate caps and floors	$17,862	$(11,709)	$14,388
Change in fair value of interest rate swaps	(1,167)	—	(3,713)

	$16,695	$(11,709)	$10,675

        As of December 31, 2014, we had one interest rate swap to hedge forecasted monthly LIBOR-based interest payments, for which we applied cash flow hedge accounting treatment. The one interest rate swap had a notional amount of $39.0 million and a negative fair value of $0.4 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2014. As of December 31, 2013, we had five interest rate swaps for which cash flow hedge accounting treatment is applied. The five interest rate swaps had a combined notional amount of $0.5 billion and a combined negative fair value of $5.6 million which has been recorded as part of derivative liabilities in the consolidated balance sheet as of December 31, 2013. The change in fair value related to the effective portion of these five interest rate swaps is recorded, net of tax, in accumulated other comprehensive income. We do not expect to reclassify amounts from accumulated other comprehensive income to net interest over the next 12 months. Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values.

        As of December 31, 2014 and 2013, the Company had received cash collateral of $8.1 million and $4.9 million, respectively, from various counterparties and the obligation to return such collateral is recorded in Accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of December 31, 2014 or 2013.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

13. Accounts payable, accrued expenses and other liabilities

        Accounts payable, accrued expenses and other liabilities consist of the following at December 31:

	2014	2013
Accounts payable and accrued expenses	$349,632	$64,375
Deferred revenue	391,573	47,698
Accrued interest	318,967	44,916
Asset value guarantees	133,500	—
Derivative liabilities (Note 12)	2,208	7,233

	$1,195,880	$164,222

14. Accrued maintenance liability

        Movements in accrued maintenance liability during the periods presented were as follows:

	Year ended December 31,
	2014	2013
Accrued maintenance liability at beginning of period	$466,293	$421,830
ILFC Transaction	2,575,118	—
GFL Transaction	(88,523)	—
Maintenance payments received	561,558	100,708
Maintenance payments reimbursed	(286,041)	(56,909)
Release to income	(92,296)	(13,479)
Lessor contribution and top ups	5,570	14,143
Interest accretion	52,686	—

Accrued maintenance liability at end of period	$3,194,365	$466,293

15. Debt

        As of December 31, 2014, the principal amount of our outstanding indebtedness totaled $29.1 billion, which excludes fair value adjustments of $1.3 billion, of which approximately $13.1 billion was secured, and our unused lines of credit as of December 31, 2014 were approximately $5.8 billion, subject to certain conditions, including compliance with certain financial covenants.

        Our outstanding indebtedness primarily consists of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt and securitization debt. As a result of applying the acquisition method of accounting, we adjusted the carrying amounts of the debt assumed as part of the ILFC Transaction to fair value and eliminated any deferred debt discounts and premiums as of the Closing Date. Any debt issue cost capitalized by ILFC was also eliminated as of the Closing Date. These fair value adjustments are being amortized over the life of each associated debt instrument using the effective interest method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

        The following table provides a summary of our indebtedness as of December 31, 2014 and 2013.

	2014(a)	2013	Weighted average interest rate December 31, 2014(b)	Maturity
Unsecured
Unsecured Notes
ILFC Legacy Notes	$11,230,020	$—	6.67%	2015 - 2022
AerCap Aviation Notes	300,000	300,000	6.38%	2017
AerCap Trust & AerCap Ireland Capital Limited Notes	3,400,000	—	4.17%	2017 - 2021
Unsecured Revolving Credit Facilities
DBS revolving credit facility	—	150,000	—	2018
Citi revolving credit facility	—	—	—	2018
AIG revolving credit facility	—	—	—	2019
Other unsecured debt	53,101	73,124	5.50%	2022
Fair value adjustment	999,869	—	—

TOTAL UNSECURED	15,982,990	523,124

Secured
Export credit facilities	2,691,316	1,594,137	2.22%	2015 - 2025
Senior secured notes	2,550,000	—	6.94%	2016 - 2018
Institutional secured term loans	3,355,263	—	3.34%	2017 - 2021
ALS II debt	325,920	450,045	2.01%	2038
GFL securitization debt(c)	—	533,064	—	2014
AerFunding revolving credit facility(d)	887,385	967,094	2.41%	2019
AeroTurbine revolving credit agreement	302,142	—	2.67%	2019
Other secured debt	2,781,801	2,145,687	3.44%	2026
Boeing 737 800 pre-delivery payment facility	174,306	47,458	2.98%	2015
Fair value adjustment	287,227	(87,997)	—

TOTAL SECURED	13,355,360	5,649,488

Subordinated
ECAPs subordinated debt	1,000,000	—	5.12%	2065
Subordinated debt joint ventures partners	64,280	64,280	1.96%	2022
Fair value adjustment	(238)	—
TOTAL SUBORDINATED	1,064,042	64,280

	$30,402,392	$6,236,892

(a)
As of the balance sheet date, we remain in compliance with the respective financial covenants across the Company's various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

(b)
The weighted average interest rate is calculated based on the U.S. dollar LIBOR rate as of December 31, 2014, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

(c)
As a result of the Genesis Funding Limited Transaction the GFL securitization debt was no longer consolidated as of December 31, 2014.

(d)
As of December 31, 2014, approximately $1.27 billion was undrawn under this facility.

        As of December 31, 2014, all debt was guaranteed by us with the exception of ALS II debt, AerFunding revolving credit facility and $42 million included in export credit facilities. A further $337.9 million included in other Secured debt are limited recourse in nature, which includes the Camden facility and the AerCap Partners facility.

        Maturities of debt financing (excluding fair value adjustments) at December 31, 2014 are as follows:

Debt maturing
2015	$3,594,895
2016	3,937,822
2017	4,502,795
2018	3,547,336
2019	4,553,522
Thereafter	8,979,164

$29,115,534

Unsecured Notes

        As of December 31, 2014, we had an aggregate outstanding principal amount of unsecured notes of approximately $14.9 billion.

  ILFC Legacy Notes

        As of December 31, 2014, we had an aggregate outstanding principal amount of senior unsecured notes of approximately $8.5 billion issued by ILFC pursuant to shelf registration statements prior to the ILFC Transaction (the "ILFC Legacy Notes"). The ILFC Legacy Notes have maturities ranging through 2022. The fixed rate notes bear interest at rates ranging from 3.875% to 8.875%, and the floating rate notes bear interest at three-month LIBOR plus a margin of 1.95%, with the interest rate resetting quarterly. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

        The indentures governing the ILFC Legacy Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries' ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital share during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

        Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the ILFC Legacy Notes indentures. ILFC also agreed to continue to be co-obligor. In addition, AerCap and certain of its subsidiaries became guarantors of the notes.

  AerCap Aviation Notes

        In May 2012, AerCap Aviation Solutions B.V. issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The proceeds from the offering were used for general corporate purposes. The AerCap Aviation Notes are guaranteed by AerCap and AerCap Ireland.

        The AerCap Aviation Notes contain customary covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. In addition, the indenture governing the notes restricts our ability to pay dividends or make certain restricted payments, subject to certain exceptions, unless certain conditions are met.

  AerCap Trust & AerCap Ireland Capital Limited Senior Unsecured Notes

        In May 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the "Acquisition Notes"). The proceeds from the offering were used to finance in part the consideration payable in connection with the ILFC Transaction.

        In September 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $800.0 million aggregate principal amount of 5.00% senior notes (the "5.00% Notes," and together with the Acquisition Notes, the "AGAT/AICL Notes"). The proceeds from the offering were used for general corporate purposes. The final maturity date of the 5.00% Notes will be October 1, 2021.

        The AGAT/AICL Notes are guaranteed by AerCap and certain of its subsidiaries. The AGAT/AICL Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

        The indenture governing the AGAT/AICL Notes contains customary covenants that, among other things, restrict our, and our restricted subsidiaries', ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital share during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indenture also provides for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indenture may immediately become due and payable.

        Redemption of Unsecured Notes:    We may redeem each series of our unsecured notes in whole or in part, at any time at a price equal to 100% of the aggregate principal amount plus the applicable "make-whole" premium plus accrued and unpaid interest, if any, to the redemption date. The "make-whole" premium is the excess of:

  (1)
  the sum of the present value at such redemption date of all remaining scheduled payments of principal and interest on such note through the stated maturity date of the notes (excluding accrued but unpaid interest to the redemption date), discounted to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points; over

  (2)
  the principal amount of the notes to be redeemed.

Unsecured Revolving Credit Facilities

  DBS Revolving Credit Facility

        In October 2013, AerCap entered into a $180.0 million unsecured revolving credit facility (the "DBS Revolver"), with an accordion feature to permit increases to a maximum size of $250.0 million. In October 2014, we increased the size of the facility to $300.0 million. The DBS Revolver is a five year facility, split between a three year revolving period followed by a two year term loan. The interest rates for borrowings under the DBS Revolver is LIBOR plus a margin of 2.25% during the revolving period, with the margin increasing to 2.50% during the first year of the term loan with a further increase to 2.75% during the second year.

        As of December 31, 2014, the facility was undrawn.

        The outstanding principal amount of any loans under the DBS Revolver at the end of the three-year revolving period will be amortized over the remaining two-year term out period of the facility. One third of the balance is to be repaid in October 2017 and the remaining two thirds in October 2018.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The DBS Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder's equity and a maximum ratio of unencumbered assets to certain financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

  Citi Revolving Credit Facility

        In March 2014, AerCap Ireland Capital Limited entered into a $2.75 billion four-year senior unsecured revolving credit facility (the "Citi Revolver"), which became effective upon the ILFC Transaction. The facility has an accordion feature option permitting increases to a maximum size of $4.0 billion. The interest rates for borrowings under the Citi Revolver are based on a base rate or LIBOR plus a margin currently of 2.25%. The facility matures in May 2018. The Citi Revolver replaced the $2.3 billion three-year senior unsecured revolving credit facility entered into by ILFC in October 2012, which was simultaneously terminated. The obligations under the Citi Revolver are guaranteed by AerCap and certain of its subsidiaries.

        In September 2014, we increased the size of the facility to $2.925 billion and in October 2014, we further increased the size of the facility to $2.955 billion.

        As of December 31, 2014, the facility was undrawn.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The Citi Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder's equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

  AIG Revolving Credit Facility

        In December 2013, AerCap Ireland Capital Limited entered into a $1.0 billion five-year senior unsecured revolving credit facility (the "AIG Revolver"), with AIG as lender and administrative agent, which became effective upon the ILFC Transaction. The interest rate for borrowings under the facility is, at our option, either (i) LIBOR plus 3.75% or (ii) 2.75% plus the greatest of (x) the U.S. federal funds rate plus 0.5%, (y) the rate of interest publicly announced from time to time by Citibank, N.A. as its "base rate" and (z) one-month LIBOR plus 1%. The facility matures in May 2019. The obligations under the AIG Revolver are guaranteed by AerCap and certain of its subsidiaries.

        As of December 31, 2014, there were no loans outstanding under the facility.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The AIG Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholder's equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to consolidated unsecured financial indebtedness. The facility also contains covenants that,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

among other things, restrict, subject to certain exceptions, the ability of AerCap and its subsidiaries to sell assets, make certain restricted payments and incur certain liens.

Export Credit Facilities

        As of December 31, 2014, 34 Airbus A330 aircraft, 78 Airbus A320 family aircraft, two Boeing 737-800 aircraft, two Boeing 777 aircraft, one Airbus A340 aircraft and four CRJ aircraft have been financed in export credit facilities with Banks and financial institutions ("ECA debt").

        As of December 31, 2014, $2.69 billion of ECA debt was outstanding as set out below. The net book value of aircraft pledged to the ECA lenders was approximately $5.55 billion at December 31, 2014.

        The following table summarizes the terms of our outstanding ECA debt.

	Number of aircraft	Amount outstanding December 31, 2014	Tranche	Weighted average interest rate December 31, 2014	Maturity
2003 Airbus ECA Facility	18	$263,294	Floating Rate	Three-month LIBOR + 0.33%	2015 - 2020
2004 Airbus ECA Facility(a)	58	855,048	Floating Rate	Six-month LIBOR + 1.09%	2015 - 2019
	8	183,946	Fixed Rate	4.12%	2018 - 2020
2008 Airbus ECA Facility	1	52,152	Floating Rate	Three-month LIBOR + 1.48%	2022
	16	538,392	Fixed Rate	3.20%	2015 - 2022
2009 Airbus ECA Facility	2	47,976	Floating Rate	Three-month LIBOR + 1.11%	2022
	3	72,807	Fixed Rate	4.22%	2021 - 2022
Airbus ECA Capital Markets Facilities	3	149,092	Fixed Rate	3.60%	2021
2012 Airbus ECA Facilities	3	203,764	Fixed Rate	2.29%	2018 - 2024
2012 Ex-Im Capital Markets Facility(a)	2	244,750	Fixed Rate	1.49%	2025
2010 Ex-Im Facilities	2	38,173	Fixed Rate	2.95%	2022
EDC Facilities	4	41,922	Fixed Rate	4.50%	2020

Total		$2,691,316

(a)
Legacy ILFC export credit facilities detailed further below.

        General :    The principal amounts under the ECA debt facilities amortize over 10- to 12-year terms. The ECA debt facilities require that special purpose companies controlled by the respective lenders hold legal title to the financed aircraft. The ECA debt obligations are secured by, among other things, a pledge of the shares of the special purpose companies.

        The ECA debt facilities contain affirmative covenants customary for secured financings, in addition to customary events of default and restrictive covenants. The facilities also contain net worth financial covenants. As of December 31, 2014, AerCap was in compliance with its financial covenants under the ECA debt facilities.

        The obligations under ECA debt facilities are guaranteed by AerCap and certain of its subsidiaries, as well as various export credit agencies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

  2004 Airbus ECA Facility

        In 1999 and 2004, ILFC entered into ECA facility agreements through certain wholly-owned subsidiaries . The 1999 and 2004 ECA facilities were used to fund purchases of certain Airbus family aircraft through 2001 and 2010, respectively. Each aircraft purchased was financed by a ten-year fully amortizing loan. New financings are no longer available under either ECA facility. The obligations of the subsidiary borrower were originally guaranteed by ILFC, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

        As of December 31, 2014, approximately $1.04 billion was outstanding under the 2004 ECA facility and no loans were outstanding under the 1999 ECA facility.

        In February 2015, we entered into an amendment to the 2004 ECA facility allowing funds that previously were required to be segregated to be replaced by letters of credit, and releasing the security interest in respect of certain aircraft for which the associated loans had been repaid. Prior to entering into this amendment, we were required to segregate security deposits and overhaul rentals received under the leases related to the aircraft funded under the facility to the extent amounts remained outstanding under the relevant aircraft loan. The segregated funds were deposited into separate accounts pledged to and controlled by the security trustee of the 2004 ECA facility.

        We must register mortgages on certain aircraft funded under the 2004 ECA facility in the local jurisdictions in which the respective aircraft are registered. The mortgages are required to be filed only with respect to aircraft that have outstanding loan balances.

  2012 Ex-Im Capital Markets Facility

        On December 19, 2012, ILFC issued through a consolidated entity pre-funded amortizing notes with an aggregate principal amount of $287.0 million. The notes mature in January 2025 and scheduled principal payments commenced in April 2013. The notes bear interest at a rate per annum equal to 1.492%. During the year ended December 31, 2013, ILFC used the proceeds from the notes to finance two Boeing 777-300ER aircraft, which serve as collateral for the notes. Upon consummation of the ILFC Transaction, AerCap and certain of its other subsidiaries guaranteed the Ex-Im financings. The Ex-Im financings are also guaranteed by the Export-Import Bank of the United States.

Senior Secured Notes

        In August 2010, ILFC issued $3.9 billion of senior secured notes (the "Senior Secured Notes"), with $1.35 billion that matured in September 2014 and bore interest of 6.5%, $1.275 billion maturing in September 2016 and bearing interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the indenture governing the Senior Secured Notes. ILFC also agreed to continue to be a co-obligor. In addition, AerCap and certain of its other subsidiaries became guarantors of the Senior Secured Notes. We can redeem the Senior Secured Notes at any time prior to their maturity, subject to a penalty of the greater of 1% of the outstanding principal amount and a "make-whole" premium. There is no sinking fund for the Senior Secured Notes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

        The Senior Secured Notes are secured by a designated pool of aircraft, initially consisting of 174 aircraft, and cash collateral when required. In addition, two of our subsidiaries, which either own or hold leases attached to the aircraft included in the pool securing the Senior Secured Notes, have guaranteed the notes. Following repayment of the $1.35 billion on the 6.5% Senior Secured Notes due 2014, certain collateral was released and as of December 31, 2014, 146 aircraft secured the notes.

        The indenture and the aircraft mortgage and security agreement governing the Senior Secured Notes contain customary covenants that, among other things, restrict our and our restricted subsidiaries' ability to (i) create liens; (ii) sell, transfer or otherwise dispose of the assets serving as collateral for the Senior Secured Notes; (iii) declare or pay dividends or acquire or retire shares of our capital share during certain events of default; (iv) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; and (v) make investments in or transfer assets to non-restricted subsidiaries.

        The indenture also restricts our and the subsidiary guarantors' ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets. The indenture also provides for customary events of default, including but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If any event of default occurs, any amount then outstanding under the Senior Secured Notes may immediately become due and payable.

Institutional Secured Term Loans

  Hyperion facility

        In March 2014, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $1.5 billion. The loan bears interest at LIBOR plus a margin of 2.75% with a 0.75% LIBOR floor, or, if applicable, a base rate plus a margin of 1.75%. The loan matures in March 2021. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower were originally guaranteed by ILFC and certain of its subsidiaries, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

        The loan is secured by the equity interests in the borrower and certain SPE subsidiaries of the borrower. The SPEs hold title to 84 aircraft with an appraised value of approximately $2.28 billion as of December 31, 2014, representing a loan-to-value ratio of approximately 65.7%. The loan requires a loan-to-value ratio of no more than 70%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 70%.

        The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

  Vancouver facility

        In February 2012, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $900.0 million. In April 2013, ILFC amended the agreement and simultaneously prepaid $150.0 million of the outstanding principal amount. The remaining outstanding principal amount of $750.0 million bears interest at an annual rate of LIBOR plus 2.75%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.75%. The loan initially bore interest at LIBOR plus a margin of 4.0% with a 1.0% LIBOR floor, or, if applicable, a base rate plus a margin of 3.0%. The loan matures in June 2017. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower were originally guaranteed by ILFC and certain of its subsidiaries, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

        The loan is secured by the equity interests in certain SPEs of the subsidiary borrower. The SPEs initially held title to 62 aircraft with an appraised value of approximately $1.66 billion as of December 31, 2011, equaling an initial loan- to-value ratio of approximately 54%. After giving effect to the 2013 amendment, certain collateral that had served as security for the secured term loan was released. As of December 31, 2014, the SPEs collectively own a portfolio of 56 aircraft with an appraised value of approximately $1.23 billion, equaling a loan-to-value ratio of approximately 61.2%. The loan requires a loan-to-value ratio of no more than 63%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 63%.

        The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

  Temescal Facility

        In March 2011, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of December 31, 2014, approximately $1.1 billion was outstanding. The loan bears interest at LIBOR plus a margin of 2.75%, or, if applicable, a base rate plus a margin of 1.75%. The loan matures in March 2018. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower were originally guaranteed by ILFC and certain of its subsidiaries, and upon consummation of the ILFC Transaction, AerCap and certain of its subsidiaries were added as additional guarantors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

        The loan is secured by a portfolio of 54 aircraft and the equity interests in certain SPEs that own the pledged aircraft. The 54 aircraft had an initial appraised value of approximately $2.4 billion, representing a loan-to-value ratio of approximately 65%. The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which declines over time, as set forth in the term loan agreement. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio.

        The loan facility contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

ALS II debt

        In June 2008, we completed a securitization in which ALS II issued securitized class A-1 notes and class A-2 notes to holders who committed to advance funds in connection with the purchase of certain aircraft. Advances made by the commitment holders were used to purchase 30 Airbus A320 and A330 aircraft. The net book value of 30 aircraft, which are pledged as collateral for the securitization debt, was $934.4 million as of December 31, 2014. ALS II also issued class E-1 notes, which were used, among other things, to cover certain expenses of ASL II. The final maturity date of the notes will be June 15, 2038. ALS II's financial results are consolidated into our financial statements.

AerFunding revolving credit facility

        AerFunding 1 Limited ("AerFunding") is a special purpose company whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland Limited. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion. The facility was subsequently amended in 2010, 2011, 2013 and 2014.

        In December 2014, the AerFunding facility was amended to allow for a three-year revolving period to December 2017, and a two year term-out period to December 2019. The maximum facility size was amended from $1.3 billion to $2.16 billion.

        As of December 31, 2014, we had approximately $887.4 million of loans outstanding under the AerFunding revolving credit facility, relating to 29 aircraft. The net book value of aircraft pledged to lenders under the credit facility was approximately $1.1 billion as of December 31, 2014.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, Boeing 777, Boeing 787 aircraft and A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire in December 2017.

        Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable Margin
Borrowing period(a)	2.25%
Period from December 10, 2017 to December 9, 2018	3.25%
Period from December 10, 2018 to December 9, 2019	3.75%

(a)
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

        The maturity date of the AerFunding revolving credit facility is December 9, 2019.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

  AeroTurbine revolving credit agreement

        In November 2014, AeroTurbine entered into an amended and restated credit facility providing for a maximum aggregate available amount of $550.0 million, subject to availability determined by a calculation utilizing AeroTurbine's aircraft assets and accounts receivable. As of December 31, 2014, AeroTurbine had approximately $302.1 million outstanding under the facility. Borrowings under the facility bear interest determined, with certain exceptions, based on LIBOR plus a margin of 2.5%. The facility will expire in November 2019.

        AeroTurbine's obligations under the facility are guaranteed by AerCap and certain of its subsidiaries, including AeroTurbine's subsidiaries (subject to certain exclusions). AeroTurbine's obligations are secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors.

        The credit agreement contains customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposes limitations on AeroTurbine's ability to pay dividends to us (other than dividends payable solely in common share).

  Other Secured Debt

        AerCap has entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes in respect of which the aggregate principal outstanding as of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

December 31, 2014 was approximately $2.78 billion. These financings are summarized in the following table:

	Number of aircraft		Tranche	Amount outstanding December 31, 2014	Weighted average interest rate December 31, 2014	Maturity
SkyFunding I facility	6		Floating rate	$160,106	Three-month LIBOR plus 2.85%	2021 - 2022
	6		Fixed rate	158,954	4.43%	2017 - 2019
SkyFunding II facility	6		Floating rate	170,704	Three-month LIBOR plus 3.15%	2022 - 2023
	3		Fixed rate	81,952	4.43%	2020
Camden facility	7		Fixed rate	155,168	4.73%	2018
TUI portfolio acquisition facility	11		Floating rate	138,771	One-month LIBOR plus 1.75%	2015
StratusFunding facility	2		Floating rate	177,368	Three-month LIBOR plus 1.95%	2026
	2		Fixed rate	177,332	3.93%	2021
CieloFunding facility	3		Fixed rate	141,722	3.48%	2016
CieloFunding II facility	2		Fixed rate	80,990	2.80%	2016
Genesis Portfolio Funding facility	11		Floating rate	124,202	One-month LIBOR plus 1.75%	2015
CloudFunding facilities	5		Fixed rate	165,427	4.23%	2026
LimelightFunding facility	2		Fixed rate	179,813	4.70%	2020
Secured commercial bank financings	9		Fixed rate	213,771	4.23%	2015 - 2020
	32	(a)	Floating rate	655,521	LIBOR plus 2.70%	2015 - 2024

Total				$2,781,801

(a)
Additional 7 engines pledged as collateral in addition to the aircraft

        The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

Boeing 737-800 pre-delivery payment facility

        In December 2010, AerCap signed a purchase agreement to purchase up to fifteen (15) Boeing 737-800 aircraft, consisting of ten firm aircraft to be delivered in 2015 and five purchase rights.

        Under the purchase agreement, AerCap agreed to make scheduled pre-delivery payments to Boeing prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

ten firm aircraft, AerCap entered into a facility in December 2012 with DBS Bank Ltd., as lender, to finance up to $200.3 million of the pre-delivery payments to Boeing.

        As of December 31, 2014, we had approximately $174.3 million loans outstanding under the facility and the undrawn commitment available for drawdown under the facility was approximately $26.0 million.

Subordinated Debt

  ECAPS subordinated notes

        In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. The $400.0 million tranche has a call option date of December 21, 2015 and has a fixed interest rate of 6.25% until the 2015 call option date. If we do not exercise the call option, the interest rate will change to a floating rate, reset quarterly, based on a margin of 1.80% plus the highest of three-month LIBOR, 10-year constant maturity treasury, and 30-year constant maturity treasury. We can call the $600.0 million tranche at any time. The interest rate on the $600.0 million tranche is a floating rate with a margin of 1.55% plus the highest of three-month LIBOR, 10-year constant maturity treasury, and 30-year constant maturity treasury. The interest rate resets quarterly. As of December 31, 2014, the interest rate was 4.37%.

        In July 2013, ILFC amended the financial tests in both tranches of notes by changing the method of calculating the ratio of equity to total managed assets and the minimum fixed charge coverage ratio, making it less likely that we will fail to comply with such financial tests. Failure to comply with these financial tests will result in a "mandatory trigger event." If a mandatory trigger event occurs and we are unable to raise sufficient capital in a manner permitted by the terms of the subordinated debt to cover the next interest payment on the subordinated debt, a "mandatory deferral event" will occur, requiring us to defer all interest payments and prohibiting the payment of cash dividends on AerCap Trust or ILFC's capital share or its equivalent until both financial tests are met or we have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.

        Upon consummation of the ILFC Transaction, the notes were assumed by AerCap Trust, and AerCap and certain of its subsidiaries became guarantors. ILFC remains a co-obligor under the indentures governing the notes.

  Subordinated debt in joint venture partners

        In 2008 and 2010, AerCap and our joint venture partners each subscribed a total of approximately $64.3 million of subordinated loan notes. The subordinated debt held by AerCap is eliminated in consolidation of the joint ventures. Interest on the subordinated loan notes accrues at a rate of 15% per annum in the case of the 2010 joint venture. In the case of the 2008 joint venture, interest originally accrued on the subordinated loan notes at a rate of 20%, and following an amendment entered into in June 2013, the interest rate was reduced to 0% effective from January 1, 2013. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

15. Debt (Continued)

the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the note holders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.5% per annum until paid.

        The collateral granted in respect of the subordinated loan notes also secures the senior facility. The rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others. The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of the joint ventures, a senior debt facility. As is the case in respect of the senior facility, the obligation of the joint ventures to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by the joint ventures.

        Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, the joint venture partners may at any time redeem all or any of the outstanding subordinated loan notes.

16. Income taxes

        Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally, The Netherlands, Ireland and the United States of America. Provision for income taxes by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2014	2013	2012
Deferred tax expense (benefit)
The Netherlands	$1,339	$686	$1,952
Ireland	87,147	17,158	3,685
United States of America	26,267	3,686	2,022
Other	1,106	(344)	(789)

	115,859	21,186	6,870
Current tax expense (benefit)
The Netherlands	5,290	4,840	1,197
Ireland	229	—	—
United States of America	15,553	—	—
Other	442	—	—

	21,514	4,840	1,197

Provision for income taxes	$137,373	$26,026	$8,067

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

16. Income taxes (Continued)

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2014	2013	2012
Income tax expense at statutory income tax rate of 25%	$229,224	$77,698	$38,719
Income arising from non-taxable items (permanent differences)(a)	24,426	(128)	(58,604)
Tax on global activities	(116,277)	(51,544)	27,952

	(91,851)	(51,672)	(30,652)

Provision for income taxes	$137,373	$26,026	$8,067

(a)
Relates to non-taxable income arising from aircraft with a higher tax basis in general. The 2014 non-taxable income also included the non-deductible intercompany interest allocated to the US, non-deductible share based compensation in the Netherlands and the non-deductible transaction cost from the ILFC Transaction. The 2012 non- taxable income also included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the Dutch tax filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between the Netherlands and Isle of Man jurisdictions.

        The following tables summarize our global tax activities into each specific tax jurisdiction for each of the years presented:

	Year ended December 31, 2014
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(b)
Tax jurisdiction
The Netherlands	$26,081	25.0%	0.0%	$—
Ireland	694,605	12.5%	(12.5)%	(86,826)
United States of America	95,585	38.3%	13.3%	12,713
Isle of Man	167,689	0.0%	(25.0)%	(41,922)
Other	7,528	23.0%	(2.0)%	(242)

	$991,488			$(116,277)

Loss arising from non-taxable items(c)	(74,590)

Income from continuing operations before income tax	$916,898

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

16. Income taxes (Continued)

	Year ended December 31, 2013
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(b)
Tax jurisdiction
The Netherlands	$22,106	25.0%	0.0%	$—
Ireland	135,424	12.5%	(12.5)%	(16,928)
United States of America	10,354	35.6%	10.6%	1,098
Sweden	(1,848)	18.6%	(6.4)%	118
Isle of Man	143,327	0.0%	(25.0)%	(35,832)

	$309,363			$(51,544)

Income arising from non-taxable items	1,428

Income from continuing operations before income tax	$310,791

	Year ended December 31, 2012
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(b)
Tax jurisdiction
The Netherlands	$12,596	25.0%	0.0%	$—
Ireland	29,486	12.5%	(12.5)%	(3,686)
United States of America	5,586	36.2%	11.2%	626
Sweden	(4,220)	18.6%	(6.4)%	266
Isle of Man	(122,983)	0.0%	(25.0)%	30,746

	$(79,535)			$27,952

Income arising from non-taxable items(c)	234,414

Income from continuing operations before income tax	$154,879

(a)
The local statutory income tax expense for our significant tax jurisdictions (The Netherlands, Ireland, the United States of America and Isle of Man) does not differ from the actual income tax expense.

(b)
The tax variance as a result of global activities is mainly caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in The Netherlands

(c)
The 2014 non-taxable income primarily relates to the non-deductible intercompany interest allocated to the US, non-deductible share based compensation in the Netherlands and the non-deductible transaction cost from the ILFC Transaction. The 2012 non- taxable income included an imputed gain for tax purposes that offsets all remaining taxable losses for the period 2006 through 2012 in The Netherlands. This offset of the taxable losses was already foreseen in the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

16. Income taxes (Continued)

  Dutch filing position and included in the valuation allowance of previous years. The imputed gain results from a revaluation of the tax asset base as well as the retrospective revisions of certain intercompany obligations between The Netherlands and Isle of Man jurisdictions.

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

          The following tables describe the principal components of our deferred tax assets and (liabilities) by jurisdiction at December 31, 2014 and 2013.

	December 31, 2014
	The Netherlands	Ireland	U.S.	Other	Total
Depreciation/Impairment	$12,479	$(618,323)	$(28,964)	$(3,189)	$(637,997)
Debt	—	(355)	1,681	—	1,326
Intangibles	—	(73)	(36,960)	—	(37,033)
Interest expense	—	—	6,008	—	6,008
Accrued maintenance liability	—	(7,673)	19,816	—	12,143
Obligations under capital leases and debt obligations	—	(3,725)	—	—	(3,725)
Investments	—	2,500	(5,446)	—	(2,946)
Deferred losses	—	—	49,787	—	49,787
Accrued expenses	—	—	26,532	—	26,532
Valuation allowance	—	—	(25,000)	(36,933)	(61,933)
Losses and credits forward	—	514,757	3,586	43,949	562,292
Other	3,210	(1,127)	2,870	(13,241)	(8,288)

Net deferred tax asset (liability)	$15,689	$(114,019)	$13,910	$(9,414)	$(93,834)

	December 31, 2013
	The Netherlands	Ireland	U.S.	Other	Total
Depreciation/Impairment	$13,994	$(286,027)	$(36)	$—	$(272,069)
Debt	—	(11,580)	—	—	(11,580)
Intangibles	—	(838)	—	—	(838)
Interest expense	—	—	7,147	—	7,147
Accrued maintenance liability	—	3,729	—	—	3,729
Obligations under capital leases and debt obligations	—	1,170	—	—	1,170
Investments	—	2,500	(2,128)	—	372
Losses and credits forward	—	308,696	6,941	8,394	324,031
Other	3,705	4,110	44	—	7,859

Net deferred tax asset	$17,699	$21,760	$11,968	$8,394	$59,821

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

16. Income taxes (Continued)

          The net deferred tax liability as of December 31, 2014, of $93.8 million is recognized in the Consolidated Balance Sheet as a deferred income tax asset of $190.0 million and as a deferred income tax liability of $283.8 million. The net deferred tax asset as of December 31, 2013, of $59.8 million is recognized in the Consolidated Balance Sheet as a deferred income tax asset of $121.7 million and as a deferred income tax liability of $61.8 million.

          The change in the valuation allowance for the deferred tax asset has been as follows:

	Year ended December 31,
	2014	2013	2012
Valuation allowance at beginning of period	$—	$—	$54,357
ILFC Transaction	55,083	—	—
Increase (decrease) of allowance to income tax provision	6,850	—	(54,357)

Valuation allowance at end of period	$61,933	$—	$—

          The valuation allowance as of December 31, 2014 of $61.9 million included $36.9 million related to losses and credit forwards in Australia and $25.0 million related to deferred losses in the United States. Valuation allowance in 2012 related to losses and credit forwards in our Dutch tax jurisdiction, the cumulative amount of which was cancelled at the end of 2012.

          We did not have any unrecognized tax benefits as of December 31, 2013 or 2012. As of December 31, 2014, we had $12.4 million of unrecognized tax benefits. As of the Closing Date we had $5.4 million of unrecognized tax benefits and in the current period $7.0 million was added. Substantially all of the unrecognized tax benefits as of December 31, 2014, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

          Our primary tax jurisdictions are the Netherlands, United States, and Ireland. Our tax returns in The Netherlands are open for examination from 2009 forward, in Ireland from 2010 forward, and in the United States from 2011 forward. In the United States, the 2013 federal income tax return for AerCap, Inc. and its subsidiaries is currently subject to examination. None of our other tax returns are currently subject to examination.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

16. Income taxes (Continued)

  Ireland

          Since 2006, the enacted Irish tax rate is 12.5%. Some of our Irish tax-resident operating subsidiaries have significant losses carry forward at December 31, 2014 which give rise to deferred tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets as of December 31, 2014.

  United States of America

          Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Since the ILFC Transaction, we no longer file one consolidated federal income tax return. We have two distinct groups of U.S. companies that each file a consolidated return and various individual subsidiaries that file single company returns. The blended federal and state tax rate applicable to our combined U.S. group is 38.3% for the year ended December 31, 2014. Due to a change in control event as determined under Section 382 of the Tax Code, we have partially written off our deferred tax asset that existed in AerCap prior to the ILFC Transaction. Due to the Reorganization, we don't expect to generate sufficient sources of taxable income to fully realize our deferred tax asset in the U.S. which we recognized as part of the opening balance. Thus, we have recorded a partial valuation allowance against our U.S. tax asset of $25.0 million as of December 31, 2014. Based on projected taxable profits in our U.S. subsidiaries, we expect to recover the full value of our remaining U.S. tax assets and have not recognized a valuation allowance against such assets as of December 31, 2014. We had $10.1 million U.S. federal net operating losses as of December 31, 2014, which expires between 2025 and 2034.

  17. Equity

          As of December 31, 2014, our authorized share capital consists of 350,000,000 ordinary shares with a par value of €0.01. Our outstanding ordinary share capital as per December 31, 2014, included 212,318,291 ordinary shares.

          On May 14, 2014, AerCap consummated the ILFC Transaction, pursuant to which AerCap acquired, through a wholly-owned subsidiary, 100% of the common shares of ILFC, a wholly-owned subsidiary of AIG, for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. As a result, AIG owns approximately 46% of the combined company.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

17. Equity (Continued)

        During 2012 the Company executed a share repurchase program under which we acquired a total number of 26,535,939 ordinary shares for a consideration of $320 million with an average share price of $12.06. All repurchased shares have been cancelled by the Board of Directors in accordance with the authorizations obtained from the Company's shareholders.

        The changes in accumulated other comprehensive loss by component for the year ended December 31, 2014 are:

	Year ended December 31, 2014
	Net change in fair value of derivatives	Net change in fair value of pension obligations	Total
	(U.S. dollars in thousands)
Beginning balance	$(4,898)	$(4,992)	$(9,890)

Current-period other comprehensive income (loss)	4,542	(1,547)	2,995

Ending balance	$(356)	$(6,539)	$(6,895)

        The changes in accumulated other comprehensive loss by component for the year ended December 31, 2013 are:

	Year ended December 31, 2013
	Net change in fair value of derivatives	Net change in fair value of pension obligations	Total
	(U.S. dollars in thousands)
Beginning balance	$(9,873)	$(4,528)	$(14,401)

Current-period other comprehensive income (loss)	4,975	(464)	4,511

Ending balance	$(4,898)	$(4,992)	$(9,890)

18. Share-based compensation

        Under our equity incentive plans we have granted restricted stock units, restricted stocks and stock options, to members of our senior management and Board of Directors and to employees in order to enable us to attract, retain and motivate such people and to align their interests with ours, including but not limited to retention and motivation in relation to the implementation of the ILFC Transaction.

Cerberus Funds Equity Grants

        Effective June 30, 2005, companies controlled by Cerberus ("Cerberus Funds") which, at the time, indirectly owned 100% of our equity interests, put into place an Equity Incentive Plan ("Cerberus Funds Equity Plan") under which members of our senior management, Board of Directors and an employee of Cerberus (the "participants") were granted certain direct or indirect rights (stock options) to the Company's shares held by the Cerberus Funds. There were 27,734 options outstanding under the Cerberus Funds Equity Plan as of December 31, 2013 and 2014, none of which are subject to future vesting criteria.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

18. Share-based compensation (Continued)

AerCap Holdings NV Equity Grants

        In March 2012, we implemented an equity incentive plan ("Equity Incentive Plan 2012") which provides for the grant of stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards ("NV Equity Grants") to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Effective May 14, 2014, the Equity Incentive Plan 2012 was expanded and the maximum number of equity awards available to be granted under the plan is equivalent to 8,064,081 Company shares. The Equity Incentive Plan 2012 is not open for equity awards to our Directors.

        On May 14, 2014 we implemented an equity incentive plan ("Equity Incentive Plan 2014") which provides for the grant of NV Equity Grants to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available to be granted under the plan is equivalent to 4,500,000 Company shares. The Equity Incentive Plan 2014 is open for equity awards to our Directors.

        The Equity Incentive Plan 2014 replaced an equity incentive plan that was implemented in October 2006 ("Equity Incentive Plan 2006"). Prior awards remain in effect pursuant to their terms and conditions. The terms and conditions of both plans are substantially the same.

        The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap's equity incentive plans, are determined by the Nomination and Compensation Committee and, for our Directors, by the Board of Directors in line with the remuneration policy approved by the General Meeting of Shareholders. The vesting periods of the equity awards range between three years and five years, subject to limited exceptions. Certain awards are subject to long term performance vesting criteria, based on the average earnings per share over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted after the year end and the number of granted awards is dependent on the performance of AerCap and the relevant individual officer during the previous financial year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

18. Share-based compensation (Continued)

        The following table summarizes outstanding restricted stock units and restricted stocks under the AerCap Holdings N.V. Equity Plans:

	December 31, 2014
	Number of time based restricted stock units and restricted stocks	Number of performance based restricted stock units and restricted stocks	Weighted average grant date fair value of time based grants ($)	Weighted average grant date fair value of performance based grants ($)
Number at beginning of period	1,922,581	720,000	$13.52	$13.06
Granted(a)	2,700,424	5,246,990	46.40	46.55
Vested(b)	(225,663)	—	13.49	NA
Cancelled	(21,581)	(43,169)	46.59	46.59

Number at end of period	4,375,761	5,923,821	$33.65	$42.48

(a)
145,000 restricted stocks were granted under the Equity Incentive Plans, of which 92,220 restricted stocks were issued with the remaining restricted stocks being withheld and applied to pay the wage taxes involved.

(b)
225,663 restricted stock units, which were previously granted under the Equity Incentive Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 210,403 ordinary shares to the holder of these restricted stock units.

        The following table summarizes outstanding stock options under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012 or Equity Incentive Plan 2014), and vested stock options that rolled over from the amalgamation of Genesis in 2010:

	Number of options	Weighted Average Exercise Price ($)
Options outstanding at January 1, 2014(a)	1,708,757	$19.61
Forfeited	—	NA
Exercised(b)	(1,176,534)	$19.93
Issued	—	NA

Options outstanding at December 31, 2014	532,223	$18.91

(a)
Including 131,475 AER options granted to former Genesis directors and employees at the closing of the amalgamation with Genesis on March 25, 2010; these options were issued pursuant to a separate board resolution, so not under any of AerCap Equity Incentive Plans.

(b)
Including 6,939 AER options granted to former Genesis directors and employees; refer to footnote (a).

        The amount of the share based compensation expenses is determined by reference to the fair value of the restricted stock units or restricted stocks on the grant date, based on the then trading price of

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

18. Share-based compensation (Continued)

the Company's stock and reflective of the probability of vesting. All outstanding options have been fully expensed.

        We have incurred share based compensation expenses of $68.2 million, $9.3 million, and $7.1 million during each of 2014, 2013 and 2012. The following table summarizes the expected share based compensation expenses assuming that the established performance criteria are met and that no forfeitures occur:

Share based compensation expenses
(U.S. dollars in millions)
2015	$97.5
2016	93.8
2017	86.3
2018	38.4
2019	3.0

19. Pension plans

        We operate defined benefit plans and a defined contribution pension plan for our employees. These plans do not have a material impact on our Consolidated Balance Sheets and Consolidated Income Statements.

Defined benefit plans:

        We provide an insured defined benefit pension plan covering our Dutch employees ("Dutch Plan") based on years of service and career average pay. The Dutch plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2014, we recognized a $1.6 million, net of tax, actuarial gain in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 2.4% (2013: 4.0%), and various assumptions regarding the future funding and pay out. At December 31, 2014, we recorded a liability in Accrued expenses and other liabilities of $2.9 million which covers our projected benefit obligation exceeding the plan assets.

        We provide a defined benefit pension plan covering some of our Irish employees ("Irish Plan") based on years of service and final pensionable pay. The Irish plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants, as of June 30, 2009, but will continue to accrue benefits for existing participants. We determine the funded status of this plan with the assistance of an actuary. In the year ended December 31, 2014 we recognized a $3.1 million, net of tax, actuarial loss in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 2.4% (2013: 3.9%), and various assumptions regarding the future funding and pay out. At December 31, 2014, we recorded a liability in Accrued expenses and other liabilities of $7.0 million which covers our projected benefit obligation exceeding the plan assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

19. Pension plans (Continued)

Defined contribution plan:

        We provide a defined contribution pension plan for the Irish employees that are not covered by the defined benefit plan. In the year ended December 31, 2014 we contributed $0.3 million (2013: $0.2 million). No amounts were outstanding in respect of pension contributions at December 31, 2014.

ILFC Transaction:

        Prior to the ILFC Transaction, ILFC set up its own voluntary savings plan ("ILFC 401(k) plan"). As part of the ILFC Transaction, ILFC employees who complete one year of service subsequent to the Closing Date will receive an additional contribution to their ILFC 401(k) plan. In addition, prior to the ILFC Transaction, AIG sponsored a non-qualified unfunded defined benefit plan ("AIG Non-qualified Retirement Plan") for certain employees, including key executives, designed to supplement pension benefits provided by the ILFC 401(k) plan. In June 2014, we paid AIG $19.8 million for the liability associated with plan participants who were fully vested in the AIG Non-qualified Retirement Plan as of May 13, 2014. As a result of this payment, these plan participants' benefit obligation will be managed directly by AIG. The obligation for the participants with unvested balances in the AIG Non-qualified Retirement Plan was transferred to an AerCap non-qualified savings scheme.

20. Geographic information

        The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline's principal place of business for the years indicated:

	2014	2013	2012
China	12.3%	8.0%	7.2%
United States of America	10.8%	17.3%	12.1%

        The following table sets forth the percentage of long-lived assets attributable to individual countries representing at least 10% of total long-lived assets in 2014 based on each airline's principal place of business for the years indicated:

	2014	2013
United States of America	13.5%	22.2%
China	12.7%	2.5%

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivable are from entities located throughout the world. We generally obtain deposits on leases and obtain collateral in flight equipment on notes receivable. During the year ended December 31, 2014 we had no lessees that represented more than 10% of total revenue. During the year ended December 31, 2013 we had one lessee, American Airlines, that represented 10.9% of total lease revenue. During the year ended December 31, 2012 we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

20. Geographic information (Continued)

        During the year ended December 31, 2014, $60.8 million of lease revenue and $616.7 million of long-lived assets were attributable to The Netherlands, our country of domicile. In the years ended December 31, 2013 and 2012, no lease revenue and no long-lived assets were attributable to The Netherlands.

21. Selling, general and administrative expenses

        As of December 31, 2014, we had 332 permanent employees relating to our aircraft leasing business, and 104 employees with short-term contracts who are assisting with the integration of ILFC. In addition, AeroTurbine had 390 employees. We had 163 and 159 persons in employment as of December 31, 2013 and 2012, respectively. Selling, general and administrative expenses include the following expenses:

	Year ended December 31,
	2014	2013	2012
Personnel expenses	$130,254	$46,362	$37,517
Share-based compensation	68,152	9,292	7,128
Travel expenses	17,501	6,728	7,098
Professional services	32,359	13,253	17,906
Office expenses	21,678	3,443	3,506
Directors expenses	3,441	3,393	4,786
Mark-to-market on derivative instruments and foreign currency results	3,735	115	(2,914)
Other expenses	22,772	6,493	8,382

	$299,892	$89,079	$83,409

22. Other income

        Other income includes the following:

	Year ended December 31,
	2014	2013	2012
AeroTurbine
Engines, airframes, parts and supplies revenue	$275,315	$—	$—
Cost of goods sold	(234,478)	—	—

Gross profit	40,837	—	—
Management fees, interest and other(a)	63,654	32,046	21,794

	$104,491	$32,046	$21,794

(a)
Includes a $19.9 million gain from the sale of an investment accounted for under the equity method in the year ended December 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

23. Lease revenue

        Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2014 are as follows:

Contracted minimum future lease receivables
2015	$4,459,834
2016	3,857,719
2017	3,157,366
2018	2,390,909
2019	1,771,627
Thereafter	5,034,180

$20,671,635

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

24. Asset impairment

        Asset impairment includes the following expenses:

	2014	2013	2012
Flight equipment (Note 6)	$21,828	$25,616	$12,625
Notes receivable (Note 10)	—	539	—

	$21,828	$26,155	$12,625

        Our long-lived assets, include: flight equipment and finite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        We periodically performed impairment analyses of our long-lived assets during the year and as of December 31, 2014. In this impairment analysis, we focused on aircraft 15 years or older, since the cash flows supporting our carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to impairments. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment. If conditions again worsen significant uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate which could

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

24. Asset impairment (Continued)

adversely impact forecasted cash flows of certain long-lived assets, especially for aircraft 15 years or older.

        In the year ended December 31, 2014, we recognized impairment charges of $21.8 million. The impairment recognized primarily related to two A320-200 and six B757-200 aircraft that were returned early from our lessees and three previously leased engines that we will sell for parts. The impairment was recognized as the net book values were no longer supported based on the latest cash flow estimates.

25. Earnings per ordinary share

        Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common shareholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding were zero, 1.3 million and 1.5 million for the years ended December 31, 2014, 2013 and 2012, respectively, because the effect of including those shares in the calculation would have been anti-dilutive. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net income for the computation of basic earnings per share	$810,447	$292,410	$163,655
Weighted average ordinary shares outstanding—basic	175,912,662	113,463,813	131,492,057

Basic earnings per ordinary share	$4.61	$2.58	$1.24

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net income for the computation of diluted earnings per share	$810,447	$292,410	$163,655
Weighted average ordinary shares outstanding—diluted	178,684,989	115,002,458	132,497,913

Diluted earnings per ordinary share	$4.54	$2.54	$1.24

26. Variable interest entities

        Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

26. Variable interest entities (Continued)

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company ("CAS") and affiliates of Crédit Agricole Corporate and Investment Bank ("CA-CIB") establishing AerDragon ("AerDragon") with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited which agreed to become a shareholder in AerDragon. As of December 31, 2014, CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. In December 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft, four of which were delivered in December 2014, with the remaining six aircraft to be delivered in the years 2015 to 2016. AerDragon had 25 narrowbody aircraft and one widebody aircraft on lease to 11 airlines as of December 31, 2014. In addition to the aircraft on lease as of December 31, 2014, AerDragon had six new B737-800 aircraft yet to be delivered and two narrowbody aircraft contracted for sale in the first quarter of 2015.

        We have reassessed our ownership and determined that AerDragon remains a VIE, in which we continue to not have control and are not the PB. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of certain debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

        AerCap Partners I.    In June 2008, AerCap Partners I Holding Limited ("AerCap Partners I"), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2014, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase on the applicable maturity date under the senior debt facility, or earlier, in case of an AerCap insolvency and if the joint venture partners do not make additional subordinated capital available to the joint venture. The current maturity date under the senior debt facility for the first tranche is in April 2015, and between October 2018 and November 2019 for the second tranche. We expect to refinance the first tranche prior to maturity in April 2015. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At December 31, 2014, AerCap Partners I had $138.8 million outstanding under its senior debt facility.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

26. Variable interest entities (Continued)

Partners I's subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

        We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the PB. As such, we have consolidated AerCap Partners I's and AerCap Partners 767's financial results in our consolidated financial statements.

        Joint ventures with a US-based aircraft leasing company (formerly with Waha).    In 2010, we entered into two joint ventures with Waha Capital PJSC ("Waha"), with us owning 50% in AerLift Leasing Jet Ltd. ("AerLift Jet") and 39% in AerLift Leasing Ltd. ("AerLift"). On April 6 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company. AerLift Jet owned four CRJ aircraft, and AerLift owned six aircraft and two engines as of December 31, 2014. Subsequent to December 31, 2014, Aerlift completed the sale of two engines to AeroTurbine. We have determined that the joint ventures are variable interest entities. For AerLift Jet we do have control and are the PB. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the PB and accordingly, we account for our investment in AerLift under the equity method of accounting.

        Other joint ventures.    In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

        As further discussed in Note 15, we hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our consolidated financial statements.

        We also have an economic interest in AerCo. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

        In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry. AerData continues to provide software services to us.

        We guarantee debt obligations on behalf of joint venture entities in the total amount of $267.3 million as of December 31, 2014.

        As a result of the ILFC Transaction, we acquired interests in the following VIE's:

        Non-Recourse Financing Structures.    We consolidate one entity in which we have a variable interest and was established to obtain secured financing for the purchase of aircraft. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

26. Variable interest entities (Continued)

        Wholly-Owned ECA and Ex-Im Financing Vehicles.    We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity's economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Consolidated Financial Statements.

        Other Secured Financings.    We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity's economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Consolidated Financial Statements.

        Wholly-Owned Leasing Entities.    We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity's economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our Consolidated Financial Statements.

        Other Variable Interest Entities.    We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity's economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities, Castle Trusts, we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft.

27. Related party transactions

        As described in Note 4—ILFC Transaction, on December 16, 2013, AerCap and AerCap Ireland, a wholly-owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common share of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. As a result, AIG holds a significant ownership interest in AerCap subsequent to the sale of ILFC. Consequently, AIG and its subsidiaries are considered related parties after the Closing Date.

        Debt:    On December 16, 2013, AerCap Ireland Capital Limited, entered into a $1.0 billion five year senior unsecured revolving credit facility with AIG as lender and administrative agent. The facility

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

27. Related party transactions (Continued)

became effective on May 14, 2014, upon the completion of the ILFC Transaction. We paid fees of $14.9 million for the year ended December 31, 2014. As of December 31, 2014, there was no amount outstanding under the facility.

        Derivatives:    The counterparty of some of our interest rate swap agreements, which were acquired as part of the ILFC Transaction, was AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Consolidated Income Statements for the year ended December 31, 2014 from derivative contracts with AIG Markets, Inc., was nil, as the cash expense of $4.3 million was offset by a mark-to-market gain of $4.3 million. See also Note 12—Derivative assets and liabilities.

        Management fees:    We received management fees of $4.9 million in the year ended December 31, 2014 from Castle Trusts, affiliates of AIG.

        Related party receivable:    As of December 31, 2014, we had a receivable from AIG of $5.7 million relating to reimbursements on compensation programs as part of the ILFC Transaction.

        As at December 31, 2014, AerDragon was owned 50.0% by China Aviation Supplies Holding Company, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. In 2007 AerCap sold an A320 aircraft that was subject to a lease with an airline to AerDragon and guaranteed AerDragon's performance under the debt which was assumed by AerDragon from AerCap in the transaction. During 2013 AerCap sold one B737-800 aircraft and contracted to sell one A330 aircraft to AerDragon. The A330 aircraft was delivered in the second quarter of 2014. AerCap provides insurance management and cash administrative services to AerDragon. All of these transactions were executed at terms, which we believe reflected market conditions at the time. AerCap charged AerDragon a total of $0.4 million and $0.5 million as a guarantee fee and for these management services during 2014 and 2013 respectively. We apply equity accounting for our investment in this joint venture company. Accordingly, the income statement effect of all sale transactions with either of the joint venture companies is eliminated in our financial statements.

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

        On November 11, 2010, we acquired a 39% interest in a joint venture company, AerLift. We provide a variety of management services to AerLift for which we received a fee of $4.0 million and $6.9 million in the years ended December 31, 2014 and 2013 respectively.

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. Historically, the investment in AerCo has been written down to zero, because we do not expect to realize any value. We consolidated AerCo through March 2003, but we deconsolidated the vehicle in accordance with ASC 810 at that time. Subsequent to the deconsolidation of AerCo, we received interest from AerCo

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

27. Related party transactions (Continued)

on its D note investment of $1.7 million and $0.4 million for the years ended December 31, 2006 and December 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $1.5 million, and $1.9 million in the years ended December 31, 2014 and 2013 respectively.

28. Commitments and contingencies

Aircraft on order

        At December 31, 2014, we had commitments to purchase 380 new aircraft, and 17 new spare engines scheduled for delivery through 2022 with aggregate estimated total remaining payments (including adjustments for certain contractual escalation provisions) of approximately $24.3 billion. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney.

        The Boeing aircraft (models 737 and 787), the Airbus aircraft (models A320neo, A321neo, A321 and A350XWB), and the Embraer E-Jets E2 aircraft are primarily being purchased pursuant to the terms of purchase agreements executed by us and Boeing, Airbus, or Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2014, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $689.3 million, $259.4 million, and $7.5 million with Boeing, Airbus, and Embraer, respectively.

        Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend upon the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.

        Movements in prepayments on flight equipment and capitalized interest during the periods presented were as follows:

	Year ended December 31,
	2014	2013
Prepayments on flight equipment and capitalized interest at beginning of period	$223,815	$53,594
Prepayments made during the period	320,396	205,865
ILFC Transaction	3,176,322	—
Interest capitalized during the period	80,328	7,455
Prepayments and capitalized interest applied to the purchase of flight equipment	(314,347)	(43,099)

Prepayments on flight equipment and capitalized interest at end of period	$3,486,514	$223,815

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

28. Commitments and contingencies (Continued)

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2014, excluding any potential capitalized interest:

	2015	2016	2017	2018	2019	Thereafter	Total
Capital expenditures(a)	$2,772,193	$3,457,023	$4,343,948	$4,531,870	$2,749,924	$3,892,854	$21,747,812
Pre-delivery payments	452,792	642,927	651,919	430,571	279,804	119,266	2,577,279

	$3,224,985	$4,099,950	$4,995,867	$4,962,441	$3,029,728	$4,012,120	$24,325,091

(a)
Includes 351 forward orders, 29 sales-leaseback transactions, and commitments to purchase 17 new spare engines. Excludes purchase options.

Leases

        We have entered into property rental commitments with third parties and have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2015	$15,989
2016	8,948
2017	8,966
2018	7,273
2019	5,356
Thereafter	27,827

$74,359

Asset Value Guarantees

        As part of the ILFC Transaction, we assumed the potential obligation of contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of December 31, 2014, 13 guarantees were outstanding, of which three were exercised. In October 2014, we entered into agreements to sell two of those aircraft in 2015. Subsequent to December 31, 2014, two of the remaining outstanding asset value guarantees with an aggregate maximum exposure of $18.1 million were terminated by the guaranteed party. The terminations had no impact on our consolidated results or cash flows.

        Management regularly reviews the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any provisions for losses on asset value guarantees during the year ended December 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

28. Commitments and contingencies (Continued)

        At December 31, 2014, the carrying value of the asset value guarantee liability was $133.5 million was included in Accounts payable, accrued expenses and other liabilities on the Consolidated Balance Sheets. The maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $316.6 million.

Legal proceedings

  General

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews the applicable indemnities and insurance coverage. Based on information currently available, we believe the potential outcome of these cases, and our estimate of the reasonably possible losses exceeding amounts already recognized on an aggregated basis is immaterial to our consolidated financial condition, results of operations or cash flows.

  VASP litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the "STJ") dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap's extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While our external legal counsel informed us that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

        On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then both we and VASP have appointed experts to assist the court in calculating damages. The procedure is ongoing. Our external legal counsel has advised us that even if VASP prevails on the issue of liability, they do not believe it is probable that VASP will be able to recover any damages from us.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

28. Commitments and contingencies (Continued)

We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

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

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap's application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

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

        In addition to our claim in the English courts, AerCap also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP's bankruptcy, the Irish action went forward. Upon VASP's failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgement ratified by the STJ in Brazil.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

28. Commitments and contingencies (Continued)

Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

        Transbrasil brought a lawsuit against the Lessors in February 2001 (the "Transbrasil Lawsuit"), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the "2010 Judgment") rejecting the Lessors' appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the "Indemnity Claim"). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

        In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the "Provisional Enforcement Actions"): one to enforce the award of statutory penalties; a second to recover attorneys' fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil's calculations were greatly exaggerated.

        Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants' attempts to collect on the Notes.

        In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the "New York Action"), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil's lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

        In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

        In February 2014, Transbrasil appealed the STJ's ruling of October 2013 to another panel of the STJ.

        In the light of the STJ's ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil's Provisional Enforcement Actions—those seeking statutory penalties and attorneys' fees. The State Appellate Court of Sao Paolo ("TJSP") has since affirmed the dismissals of those actions. Transbrasil's Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

28. Commitments and contingencies (Continued)

  Yemen Airways-Yemenia litigation

        ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier ("Hassanati Action"). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC's favor and dismissed all of the Hassanati plaintiffs' remaining claims. The Hassanati plaintiffs have appealed the judgment. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the "Abdallah Action"). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

  Air Lease litigation

        On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC's former CEO, Steven Udvar Hazy, Mr. Hazy's current company, Air Lease Corporation (ALC), and a number of ALC's officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC's trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

        The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

        On August 15, 2013 ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC's cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC's claims.

        On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants' breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

29. Fair value measurements

Assets and liabilities measured at fair value on a recurring basis

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

29. Fair value measurements (Continued)

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

        The three broad levels defined by the hierarchy are as follows:

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

        The following table summarizes our financial assets and liabilities as of December 31, 2014 and December 31, 2013, that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by U.S. GAAP, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Year ended December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,549	$—	$24,549	$—
Liabilities
Derivative liabilities	(2,208)	—	(2,208)	—

	$22,341	$—	$22,341	$—

	Year ended December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$32,673	$—	$32,673	$—
Liabilities
Derivative liabilities	(7,233)	—	(7,233)	—

	$25,440	$—	$25,440	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

29. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis

        The fair value of flight equipment is classified as a Level 3 valuation. Management evaluates quarterly the need to perform a recoverability assessment of flight equipment, and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our flight equipment may not be recoverable, which may require us to change our assumptions related to future projected cash flows. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment. As part of the recoverability process, we update the critical and significant assumptions used in the recoverability assessment. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, flight hour rentals, where appropriate, and projected future lease payments, which extend to the end of the aircraft's economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants.

        In the year ended December 31, 2014, we recognized impairment charges of $21.8 million. The impairment recognized primarily related to two A320-200 and six B757-200 aircraft that were returned early from our lessee's and three previously leased engines that we will sell for parts. The impairment was recognized as the net book values were no longer supported based on the latest cash flow estimates.

Inputs to non-recurring fair value measurements categorized as level 3

        The fair value of flight equipment is estimated when (i) aircraft held for use in our fleet is not recoverable; (ii) aircraft expected to be sold or parted-out is not recoverable; and (iii) aircraft is sold as part of a sales-type lease. We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. The key inputs to the income approach include the current contractual lease cash flows and the projected future non-contractual lease cash flows, extended to the end of the aircraft's estimated holding period in its highest and best use configuration, as well as a contractual or estimated disposition value. The determination of these key inputs in applying the income approach is discussed below.

        The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to a follow-on lease term(s), which are estimated based on the age of the aircraft at the time of re-lease. Follow-on leases and related cash flows are assumed through the estimated holding period of the aircraft. The holding period assumption is the period over which future cash flows are assumed to be generated. We generally assume the aircraft will be leased over a 25-year estimated economic useful life from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

29. Fair value measurements (Continued)

        The aggregate cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates market participant assumptions regarding the market attractiveness of the aircraft type and the likely debt and equity financing components and the required returns of those financing components. Management has identified the key elements affecting the fair value calculation as the discount rate used to present value the estimated cash flows, the estimated aircraft holding period, and the proportion of contractual versus non-contractual cash flows.

        For level 3 assets that were measured at fair value on a non-recurring basis during the year ended December 31, 2014, the following tables present the fair value of those assets as of the measurement date, valuation techniques and related unobservable input of those assets:

	Fair Value	Valuation Techniques	Unobservable Input	Range (weighted average)
Flight equipment held for operating leases	$95 million	Income approach	Discount rate	6% - 10% (8.5)%
			Remaining Holding Period	1 - 10 (4) years
			Present value of non-contractual cash flows	37% - 100% (83)%

Sensitivity to changes in unobservable inputs

        We consider unobservable inputs to be those for which market data is not available and that we developed using the best information available to us related to assumptions market participants use when pricing the asset or liability. Relevant inputs vary depending on the nature of the asset or liability being measured at fair value. The effect of a change in a particular assumption is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

        The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, and can be impacted by fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining holding period and non-contractual cash flows represent management's estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate applied would decrease the fair value of an aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement.

Fair Value Disclosure of Financial Instruments

        Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature (level 1). The fair value of our debt financings consider

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

29. Fair value measurements (Continued)

the frequency and volume of quoted prices of our debt in active markets, where available. The fair value of our long-term unsecured fixed rate and floating rate debt is estimated using quoted market prices. The fair value of our long-term secured debt is estimated using discounted cash flow analysis based on current market prices for similar type debt. Derivatives are recognized on the balance sheet at their fair value which includes consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk (level 2). The fair value of interest rate swap derivatives, caps and floors were based on the use of a valuation model that utilizes, among other things, current interest, foreign exchange and volatility rates, as applicable (level 2). The fair value of guarantees is determined by reference to the underlying aircraft and guarantee amount (level 3).

        The carrying amounts and fair values of our most significant financial instruments at December 31, 2014 and 2013 are as follows:

	December 31, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,490,369	$1,490,369	$1,490,369	$—	$—
Restricted cash	717,388	717,388	717,388	—	—
Derivative assets	24,549	24,549	—	24,549	—
Notes receivable	135,154	135,154	—	135,154	—

	$2,367,460	$2,367,460	$2,207,757	$159,703	$—

Liabilities
Debt	$30,402,392	$30,384,868	$—	$30,384,868	$—
Derivative liabilities	2,208	2,208	—	2,208	—
Guarantees	133,500	131,814	—	—	131,814

	$30,538,100	$30,518,890	$—	$30,387,076	$131,814

	December 31, 2013
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$295,514	$295,514	$295,514	$—	$—
Restricted cash	272,787	272,787	272,787	—	—
Derivative assets	32,673	32,673	—	32,673	—
Notes receivable	75,788	75,788	—	75,788	—

	$676,762	$676,762	$568,301	$108,461	$—

Liabilities
Debt	$6,236,892	$6,333,906	$—	$6,430,920	$—
Derivative liabilities	7,233	7,233	—	7,233	—
Guarantees	—	—	—	—	—

	$6,244,125	$6,341,139	$—	$6,438,153	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information

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

        In May 2012, AerCap Aviation Solutions B.V., a 100%—owned finance subsidiary of AerCap Holdings N.V., issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by AerCap Holding N.V.

        On November 9, 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions B.V. and AerCap Ireland Ltd. The guarantee by AerCap Ireland Ltd under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of December 31, 2014 and 2013, the Condensed Consolidating Income Statement, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 of (a) AerCap Holdings N.V. (the "Parent Guarantor"), (b) AerCap Aviation Solutions B.V. (the "Issuer"), (c) AerCap Ireland Ltd (the "Subsidiary Guarantor"), (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	—	816	667	—	1,490
Restricted cash	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	—	568	31,417	—	31,985
Maintenance rights intangible and lease premium, net	—	—	3	3,903	—	3,906
Flight equipment held for sale	—	—	—	14	—	14
Net investment in finance and sales-type leases	—	—	25	322	—	347
Prepayments on flight equipment	—	—	2	3,485	—	3,487
Investments including investments in subsidiaries	7,902	—	2,298	116	(10,200)	116
Intercompany receivables and other assets	552	263	6,626	5,810	(11,446)	1,805

Total Assets	8,461	263	10,345	46,444	(21,646)	43,867

Liabilities and Equity
Debt	—	300	111	29,991	—	30,402
Intercompany payables and other liabilities	597	1	3,826	12,544	(11,446)	5,522

Total liabilities	597	301	3,937	42,535	(11,446)	35,924
Total AerCap Holdings N.V. shareholders' equity	7,864	(38)	6,408	3,830	(10,200)	7,864
Non-controlling interest	—	—	—	79	—	79

Total Equity	7,864	(38)	6,408	3,909	(10,200)	7,943

Total Liabilities and Equity	8,461	263	10,345	46,444	(21,646)	43,867

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	—	—	140	156	—	296
Restricted cash	—	—	5	268	—	273
Flight equipment held for operating leases, net	—	—	77	8,009	—	8,086
Net investment in finance and sales-type leases	—	—	32	—	—	32
Prepayments on flight equipment	—	—	29	195	—	224
Investments including investments in subsidiaries	2,408	—	1,479	112	(3,887)	112
Intercompany receivables and other assets	743	284	1,242	2,634	(4,475)	428

Total Assets	3,151	284	3,004	11,374	(8,362)	9,451

Liabilities and Equity
Debt	151	300	120	5,666	—	6,237
Intercompany payables and other liabilities	575	2	1,753	3,227	(4,772)	785

Total liabilities	726	302	1,873	8,893	(4,772)	7,022
Total AerCap Holdings N.V. shareholders' equity	2,425	(18)	1,131	2,477	(3,590)	2,425
Non-controlling interest	—	—	—	4	—	4

Total Equity	2,425	(18)	1,131	2,481	(3,590)	2,429

Total Liabilities and Equity	3,151	284	3,004	11,374	(8,362)	9,451

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year ended December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	81	3,417	—	3,498
Net gain on sale of assets	—	—	10	28	—	38
Other income	25	—	254	377	(552)	104

Total Revenues and other income	25	—	345	3,822	(552)	3,640
Expenses
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Interest expense	13	20	244	932	(428)	781
Leasing expenses	—	—	96	94	—	190
Transaction and integration related expenses	—	—	—	149	—	149
Selling, general and administrative expenses	83	—	72	269	(124)	300

Total Expenses	96	20	421	2,739	(552)	2,724
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	(20)	(76)	1,083	—	916
Provision for income taxes	(1)	—	(93)	(43)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	29	—	29

Net (loss) income before income from subsidiaries	(72)	(20)	(169)	1,069	—	808
Income (loss) from subsidiaries	882	—	869	(169)	(1,582)	—

Net income (loss)	810	(20)	700	900	(1,582)	808
Net loss attributable to non-controlling interest	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	810	(20)	700	902	(1,582)	810

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	7	969	—	976
Net (loss) gain on sale of assets	—	—	(12)	42	12	42
Other income	5	8	157	10	(148)	32

Total Revenues and other income	5	8	152	1,021	(136)	1,050
Expenses
Depreciation and amortization	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Interest expense	10	20	152	171	(127)	226
Other expenses	—	—	—	49	—	49
Transaction and integration related expenses	—	—	—	11	—	11
Selling, general and administrative expenses	18	—	53	40	(21)	90

Total Expenses	28	20	208	632	(148)	740
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	(12)	(56)	389	12	310
Provision for income taxes	—	—	(6)	(20)	—	(26)
Equity in net earnings of investments accounted for under the equity method	—	—	—	11	—	11

Net (loss) income before income from subsidiaries	(23)	(12)	(62)	380	12	295
Income (loss) from subsidiaries	315	—	202	(62)	(455)	—

Net income (loss)	292	(12)	140	318	(443)	295
Net income attributable to non-controlling interest	—	—	—	(3)	—	(3)

Net income (loss) attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	7	990	—	997
Net (loss) gain on sale of assets	—	—	(132)	79	7	(46)
Other income	6	7	109	6	(106)	22

Total Revenues and other income	6	7	(16)	1,075	(99)	973
Expenses						—
Depreciation and amortization	—	—	3	354	—	357
Asset impairment	—	—	—	13	—	13
Interest expense	5	12	177	176	(84)	286
Other expenses	—	—	3	76	—	79
Selling, general and administrative expenses	12	—	51	42	(22)	83

Total Expenses	17	12	234	661	(106)	818
(Loss) income before income taxes and income of investments accounted for under the equity method	(11)	(5)	(250)	414	7	155
Provision for income taxes	(1)	—	(8)	1	—	(8)
Equity in net earnings of investments accounted for under the equity method	—	—	—	12	—	12

Net (loss) income before income from subsidiaries	(12)	(5)	(258)	427	7	159
Income (loss) from subsidiaries	176	—	209	(258)	(127)	—
Net income (loss)	164	(5)	(49)	169	(120)	159
Net loss attributable to non-controlling interest	—	—	—	5	—	5

Net income (loss) attributable to AerCap Holdings N.V.	164	(5)	(49)	174	(120)	164

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	810	(20)	700	900	(1,582)	808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						—
(Loss) income from subsidiaries	(882)	—	(869)	169	1,582	—
Dividend received	—	—	12	—	(12)	—
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Amortization of debt issuance costs and debt discount	3	1	—	82	—	86
Amortization of lease premium intangibles	—	—	—	18	—	18
Amortization of fair value adjustments on debt	—	—	—	(331)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	72	—	72
Maintenance rights expense	—	—	—	129	—	129
Net gain on sale of assets	—	—	(10)	(27)	—	(37)
Deferred income taxes	—	—	93	23	—	116
Other	43	—	7	(47)	—	3
Cash flow from operating activities before changes in working capital	(26)	(19)	(58)	2,283	(12)	2,168

Working capital	163	19	1,131	(1,184)	—	129
Net cash provided by (used in) operating activities	137	—	1,073	1,099	(12)	2,297
Purchase of flight equipment	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	737	(188)	—	570
Prepayments on flight equipment	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	—	—	(195)	—	(195)
Collections of finance and sales-type leases	—	—	—	58	—	58
Movement in restricted cash	—	—	1	281		282

Net cash provided by (used in) investing activities	21	—	(462)	(1,392)	—	(1,833)
Issuance of debt	—	—	43	5,369	—	5,412
Repayment of debt	(150)	—	(10)	(4,667)	—	(4,827)
Debt issuance costs paid	—	—	—	(135)	—	(135)
Maintenance payments received	—	—	26	536	—	562
Maintenance payments returned	—	—	—	(286)	—	(286)
Security deposits received	—	—	9	98	—	107
Security deposits returned	—	—	(2)	(97)	—	(99)
Dividend paid	—	—	—	(12)	12	—

Net cash (used in) provided by financing activities	(150)	—	66	806	12	734

Net increase in cash and cash equivalents	8	—	677	513	—	1,198
Effect of exchange rate changes	(1)	—	(1)	(2)	—	(4)
Cash and cash equivalents at beginning of period	—	—	140	156	—	296

Cash and cash equivalents at end of period	7	—	816	667	—	1,490

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	292	(12)	140	318	(443)	295
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						—
(Loss) income from subsidiaries	(315)	—	(202)	62	455	—
Dividend received	—	—	3	—	(3)	—
Depreciation and amortization	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Amortization of debt issuance costs and debt discount	1	1	1	44	—	47
Amortization of lease premium intangibles	—	—	—	9	—	9
Net loss (gain) on sale of assets	—	—	12	(42)	(12)	(42)
Deferred income taxes	—	—	6	15	—	21
Other	9	—	—	(12)	—	(3)
Cash flow from operating activities before changes in working capital	(13)	(11)	(37)	755	(3)	691

Working capital	(136)	11	100	27	—	2
Net cash (used in) provided by operating activities	(149)	—	63	782	(3)	693
Purchase of flight equipment	—	—	—	(1,783)	—	(1,783)
Proceeds from sale or disposal of assets	—	—	—	664	—	664
Prepayments on flight equipment	—	—	20	(233)	—	(213)
Capital contributions to equity investments	—	—	—	(13)	—	(13)
Collections of finance and sales-type leases	—	—	—	3	—	3
Movement in restricted cash	—	—	—	8	—	8

Net cash provided by (used in) investing activities	—	—	20	(1,354)	—	(1,334)
Issuance of debt	150	—	—	2,150	—	2,300
Repayment of debt	—	—	(107)	(1,783)	—	(1,890)
Debt issuance costs paid	(2)	—	—	(43)	—	(45)
Maintenance payments received	—	—	3	98	—	101
Maintenance payments returned	—	—	—	(57)	—	(57)
Security deposits received	—	—	—	23	—	23
Security deposits returned	—	—	(3)	(12)	—	(15)
Dividend paid	—	—	—	(3)	3	—

Net cash provided by (used in) financing activities	148	—	(107)	373	3	417

Net decrease in cash and cash equivalents	(1)	—	(24)	(199)	—	(224)
Effect of exchange rate changes	—	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	1	—	163	356	—	520

Cash and cash equivalents at end of period	—	—	140	156	—	296

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year ended December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	164	(5)	(49)	169	(120)	159
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Loss) income from subsidiaries	(176)	—	(209)	258	127	—
Depreciation and amortization	—	—	3	354	—	357
Asset impairment	—	—	—	13	—	13
Amortization of debt issuance costs and debt discount	—	1	6	63	—	70
Amortization of lease premium intangibles	—	—	—	12	—	12
Net loss (gain) on sale of assets	—	—	132	(79)	(7)	46
Deferred income taxes	1	—	8	(1)	—	8
Other	7	—	—	2	—	9
Cash flow from operating activities before changes in working capital	(4)	(4)	(109)	791	—	674

Working capital	150	(291)	221	(98)	—	(18)
Net cash provided by (used in) operating activities	146	(295)	112	693	—	656
Purchase of flight equipment	—	—	—	(1,039)	—	(1,039)
Proceeds from sale or disposal of assets	—	—	—	781		781
Prepayments on flight equipment	—	—	(61)	25	—	(36)
Movement in restricted cash	—	—	—	(58)	—	(58)

Net cash used in investing activities	—	—	(61)	(291)	—	(352)
Issuance of debt	—	300	—	997	—	1,297
Repayment of debt	—	—	(47)	(1,167)	—	(1,214)
Debt issuance costs paid	—	(5)	—	(38)	—	(43)
Maintenance payments received	—	—	3	129	—	132
Maintenance payments returned	—	—	—	(50)	—	(50)
Security deposits received	—	—	—	26	—	26
Security deposits returned	—	—	(1)	(21)	—	(22)
Repurchase of shares	(320)	—	—	—	—	(320)

Net cash (used in) provided by financing activities	(320)	295	(45)	(124)	—	(194)

Net (decrease) increase in cash and cash equivalents	(174)	—	6	278	—	110
Effect of exchange rate changes	—	—	(1)	(1)	—	(2)
Cash and cash equivalents at beginning of period	175	—	158	79	—	412

Cash and cash equivalents at end of period	1	—	163	356	—	520

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	810	(20)	700	902	(1,582)	810

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	3	(5)	—	(2)

Total other comprehensive income	—	—	3	—	—	3

Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	(3)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	813	(20)	703	902	(1,585)	813

	December 31, 2013 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5
Net change in pension obligations, net of tax	—	—	—	—	—	—

Total other comprehensive income	—	—	—	5	—	5

Share of other comprehensive income (loss) from subsidiaries	5		5	—	(10)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	297	(12)	145	320	(453)	297

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, information presented is in U.S. dollars in thousands)

30. Supplemental guarantor financial information (Continued)

	December 31, 2012 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	164	(5)	(49)	174	(120)	164

Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	(1)	—	(1)
Net change in pension obligations, net of tax	—	—	(3)	(2)	—	(5)

Total other comprehensive loss	—	—	(3)	(3)	—	(6)

Share of other comprehensive (loss) income from subsidiaries	(6)	—	(3)	—	9	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	158	(5)	(55)	171	(111)	158

31. Subsequent events

        On February 23, 2015, we announced a new share repurchase program which will run through December 31, 2015 and will allow total repurchases of up to $250 million. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common share to be purchased will be determined by the Company's management and Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.