Form 20-F
period 2015-12-31
AerCap Holdings N.V.
filed 2016-03-23
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 001-33159

AerCap Holdings N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

AerCap
La Touche House
IFSC
Dublin 1
Ireland
+ 353 1 819 2010
(Address of principal executive offices)

Wouter M. den Dikken, La Touche House, IFSC, Dublin 1, Ireland
Telephone number: +353 1 819 2010, Fax number: +353 1 672 0270
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

Ordinary Shares, Euro 0.01 par value	200,342,204

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

TABLE OF DEFINITIONS

ACSAL	ACSAL HOLDCO, LLC
AeroTurbine	AeroTurbine, Inc.
AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Trust	AerCap Global Aviation Trust
AerLift	AerLift Leasing Ltd.
AerLift Jet	AerLift Leasing Jet Ltd.
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
ALS II	Aircraft Lease Securitisation II Limited
ALS Transaction	The sale of our equity interest (E-Notes) in Aircraft Lease Securitisation Limited to Guggenheim Partners, LLC on November 14, 2012.
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
GFL	Genesis Funding Limited
GFL Transaction	The sale by AerCap of 100% of the class A common shares in GFL to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC, on April 22, 2014.
ILFC	International Lease Finance Corporation
ILFC Transaction	The purchase by AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, of 100% of ILFC's common stock from AIG on May 14, 2014.
IRS	Internal Revenue Service
Junior Subordinated Notes	$500 million of junior subordinated notes due 2045 to AIG.
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary

Reorganization	The transfer of substantially all of ILFC's assets to AerCap Trust and AerCap Trust's assumption of substantially all of ILFC's liabilities on May 14, 2014.
SEC	U.S. Securities and Exchange Commission
Share Repurchase	The repurchase by AerCap of 15,698,588 of its ordinary shares from AIG for consideration consisting of the Junior Subordinated Notes and $250 million of cash on hand on June 9, 2015.
SPE	Special purpose entity
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity
Waha	Waha Capital PJSC

 SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This annual report includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions "Item 3. Key Information—Risk Factors—Risks related to our business", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

  •
  the availability of capital to us and to our customers and changes in interest rates;

  •
  the ability of our lessees and potential lessees to make operating lease payments to us;

  •
  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

  •
  changes in the overall demand for commercial aircraft leasing and aircraft management services;

  •
  the effects of terrorist attacks on the aviation industry and on our operations;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected financial data

        The following tables present AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited Consolidated Financial Statements and related notes and "Item 5. Operating and Financial Review and Prospects". The financial information presented as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 was derived from AerCap Holdings N.V.'s audited Consolidated Financial Statements included in this annual report. The financial information presented as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 was derived from AerCap Holdings N.V's. audited Consolidated Financial Statements not included in this annual report.

Consolidated Balance Sheet Data

	As of December 31,
	2015	2014	2013	2012	2011
	(U.S. dollar amounts in thousands)
Assets
Cash and cash equivalents	$2,403,098	$1,490,369	$295,514	$520,401	$411,081
Restricted cash	419,447	717,388	272,787	280,653	244,495
Flight equipment held for operating leases, net	32,219,494	31,984,668	8,085,947	7,261,899	7,895,874
Maintenance rights intangible and lease premium, net	3,139,045	3,906,026	9,354	18,100	29,677
Prepayments on flight equipment	3,300,426	3,486,514	223,815	53,594	95,619
Other assets	2,432,969	2,282,415	563,724	499,151	438,056

Total Assets	$43,914,479	$43,867,380	$9,451,141	$8,633,798	$9,114,802

Liabilities and Equity
Debt	29,806,843	30,402,392	6,236,892	5,803,499	6,111,165
Other liabilities	5,681,827	5,522,440	785,017	707,393	720,320

Total Liabilities	35,488,670	35,924,832	7,021,909	6,510,892	6,831,485
Total AerCap Holdings N.V. shareholders' equity	8,348,963	7,863,777	2,425,372	2,122,038	2,277,236
Non-controlling interest	76,846	78,771	3,860	868	6,081

Total Equity	8,425,809	7,942,548	2,429,232	2,122,906	2,283,317

Total Liabilities and Equity	$43,914,479	$43,867,380	$9,451,141	$8,633,798	$9,114,802

Consolidated Income Statements Data

	Year Ended December 31,
	2015	2014	2013	2012	2011(a)
	(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue	$4,991,551	$3,449,571	$976,147	$997,147	$1,050,536
Net gain (loss) on sale of assets	183,328	37,497	41,873	(46,421)	9,284
Other income	112,676	104,491	32,046	21,794	34,103

Total Revenues and other income	5,287,555	3,591,559	1,050,066	972,520	1,093,923
Expenses
Depreciation and amortization	1,843,003	1,282,228	337,730	357,347	361,210
Asset impairment	16,335	21,828	26,155	12,625	15,594
Interest expense	1,099,884	780,349	226,329	286,019	292,486
Other operating expenses	522,413	141,572	49,023	78,241	73,836
Transaction, integration and restructuring related expenses	58,913	148,792	10,959	—	—
Selling, general and administrative expenses	381,308	299,892	89,079	83,409	120,746

Total Expenses	3,921,856	2,674,661	739,275	817,641	863,872

Income before income taxes and income of investments accounted for under the equity method	1,365,699	916,898	310,791	154,879	230,051
Provision for income taxes	(189,805)	(137,373)	(26,026)	(8,067)	(15,460)
Equity in net earnings of investments accounted for under the equity method	1,278	28,973	10,637	11,630	10,904

Net income from continuing operations	1,177,172	808,498	295,402	158,442	225,495
Loss from discontinued operations	—	—	—	—	(52,745)

Net income	$1,177,172	$808,498	$295,402	$158,442	$172,750
Net loss (income) attributable to non-controlling interest	1,558	1,949	(2,992)	5,213	(526)

Net income attributable to AerCap Holdings N.V.	$1,178,730	$810,447	$292,410	$163,655	$172,224

Net earnings per share—basic
Continuing operations	$5.78	$4.61	$2.58	$1.24	$1.53
Discontinued operations	$—	$—	$—	$—	$(0.36)
Net earnings per share—basic	$5.78	$4.61	$2.58	$1.24	$1.17
Net earnings per share—diluted
Continuing operations	$5.72	$4.54	$2.54	$1.24	$1.53
Discontinued operations	$—	$—	$—	$—	$(0.36)
Net earnings per share—diluted	$5.72	$4.54	$2.54	$1.24	$1.17

(a)
As a result of the sale of AeroTurbine in 2011 and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine were classified as discontinued operations. As a result of the ILFC Transaction, AeroTurbine again became a subsidiary of AerCap on May 14, 2014.

RISK FACTORS

Risks related to our business

We require significant capital to fund our business.

        As of December 31, 2015 we had 447 new aircraft on order. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. We have significant principal and interest payments on our outstanding indebtedness and substantial aircraft forward purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital market transactions, or possibly by selling aircraft. Our typical sources of funding may not be sufficient to meet our liquidity needs, in which case we may be required to raise capital from new sources, including by issuing new types of debt, equity or hybrid securities.

Despite our substantial indebtedness, we might incur significantly more debt.

        Despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and meeting our contractual obligations. The agreements relating to our debt, including our indentures, term loan facilities, ECA guaranteed financings, revolving credit facilities, securitizations, subordinated joint venture agreements, and other financings, limit but do not prohibit our ability to incur additional debt. If we increase our total indebtedness, our debt service obligations will increase. We will become more exposed to the risks arising from our substantial level of indebtedness as we become more leveraged. As of December 31, 2015, we had approximately $6.7 billion of undrawn lines of credit available under our credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. If additional debt is added to our current debt levels, the related risks we could face would increase.

Our level of indebtedness requires significant debt service payments.

        The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.8 billion, was approximately $29.0 billion as of December 31, 2015 (approximately 66% of our total assets as of December 31, 2015), and our interest payments were $1.4 billion for the year ended December 31, 2015. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness. Our fixed rate debt of $20.2 billion equals 70% of our principal amount of outstanding indebtedness, as of December 31, 2015. Our level of indebtedness:

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

        We use a mix of fixed rate and floating rate debt to finance our business. Any increase in our cost of borrowing directly impacts our net income. Our cost of borrowing is affected primarily by the market's assessment of our credit risk and fluctuations in interest rates and general market conditions. Interest rates that we obtain on our debt financings can fluctuate based on, among other things, changes in views of our credit risk, fluctuations in U.S. Treasury rates and LIBOR rates, as applicable, changes in credit spreads and swap spreads, and the duration of the debt being issued. If we incur significant debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense. If interest rates increase, we would be obligated to make higher interest payments to our lenders on the floating rate debt to the extent that it is not hedged. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default in their obligations.

        Moreover, if interest rates were to rise sharply, we would not be able to fully offset immediately the negative impact on our net income by increasing lease rates, even if the market were able to bear such increases in lease rates. Our leases are generally for multiple years with fixed lease rates over the life of the lease and, therefore, lags will exist because our lease rates with respect to a particular aircraft cannot generally be increased until the expiration of the lease.

        Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenue generated from leases with lease rates tied to floating interest rates. During the year ended December 31, 2015, approximately 3% of our basic lease rents for aircraft under operating leases was derived from such leases. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates than if no interest rate decrease had occurred and our lease revenue will be adversely affected.

The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.

        Our indentures, term loan facilities, ECA guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit or prohibit our ability to, among other things:

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

        Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft will depend on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease, and disposition. In addition to factors linked to the aviation industry in general, other factors that may affect our ability to generate adequate returns from of our aircraft include the maintenance and operating history of the airframe and engines, the number of operators using the particular type of aircraft, and aircraft age.

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

        Over recent years, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers, and in response, aircraft manufacturers have raised their production output. The increase in these production levels could result in an oversupply of relatively new aircraft if growth in airline traffic does not meet airline industry expectations.

        As demand for particular aircraft declines as a result of any of these factors, lease rates are likely to correspondingly decline, the residual values of that type of aircraft could be negatively impacted, and we may be unable to lease such aircraft on favorable terms, if at all. In addition, the risks associated with a decline in demand for particular aircraft model or type increase if we acquire a high concentration of such aircraft. For example, as of December 31, 2015, we had 447 new aircraft on order, including 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 51 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 27 Airbus A350 aircraft, and one Boeing 737NG aircraft. If demand declines for a model or type of aircraft of which we own or will acquire a relatively high concentration, it could materially and adversely affect our financial results.

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

  •
  the number of operators using a particular type of aircraft;

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

        In recent years, significant concerns regarding the sovereign debt of numerous countries have developed and required some of these countries to seek emergency financing. Specifically, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, thus reducing the purchasing power of our European customers. Many of the structural issues facing the Eurozone remain and problems could resurface that could have material adverse effects on our business, results of operations, financial condition and liquidity, particularly if they lead to sovereign debt default, significant bank failures or defaults, or the exit of one or more countries, including the United Kingdom, from the European Monetary Union (the "EMU") or European Union (the "EU"). Financial market conditions could materially worsen if, for example, consecutive Eurozone countries were to default on their sovereign debt, significant bank failures or defaults in these countries were to occur, or one or more of the members of the Eurozone were to exit the EMU. Further, the effects of the Eurozone debt crisis could be even more significant if they lead to a partial or complete breakup of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain. The exit of one or more countries from the EMU or the dissolution of the

EMU could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and lead to complex and lengthy disputes and litigation.

        The downgrade of the credit rating of the United States in 2011 and the intensified concerns around the European debt crisis in 2010 contributed to instability in global credit markets. Concerns have also recently developed regarding the sovereign debt of Russia and certain Latin American countries, including Argentina and Venezuela. A sovereign debt crisis could further adversely impact the financial health of the global banking system, not only due to its exposure to the sovereign debt, but also by the imposition of stricter capital requirements, which could limit availability of credit. Further, a sovereign debt crisis could lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets or reduced economic conditions could have a material adverse effect on our financial results.

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

  •
  uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges;

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

  •
  special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long-lived assets stemming from the grounding of aircraft as a result of terrorist attacks, economic conditions and airline reorganizations; and

  •
  an airline's becoming insolvent and/or ceasing operations.

        For example, as a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, passenger and cargo demand for air travel decreased, and operators faced difficulties in acquiring war risk and other insurance at reasonable costs. Sanctions against Russia and, in the future, uncertainty regarding tensions between Ukraine and Russia and Turkey and Russia, the situation in Iraq, Syria, the Israeli/Palestinian conflict, tension over the nuclear program of North Korea, political instability in the Middle East and North Africa, the dispute between Japan and China and the recent tensions in the South China Sea could lead to further instability in these regions.

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

        The outbreak of epidemic diseases, such as previously experienced with Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus, could materially and adversely affect passenger demand for air travel. Similarly the lack of air travel demand or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters, including floods, earthquakes and volcano eruptions, could impact the financial health of certain airlines, including our lessees. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would materially and adversely affect our financial results.

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

        We may be exposed to increased maintenance costs for our leased aircraft if lessees fail to properly maintain the aircraft or pay supplemental maintenance rents. Under our leases, our lessees are primarily responsible for maintaining our aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. If a lessee fails to perform required maintenance on our aircraft during the term of the lease, its market value may decline, which would result in lower revenues from its subsequent lease or sale, or the aircraft might be grounded. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs, which could be substantial, upon the termination of the applicable lease to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rents paid by our lessees may not be sufficient to fund such maintenance costs. If our lessees fail to meet their obligations to pay supplemental maintenance rents or fail to perform required scheduled maintenance, or if we are required to incur unexpected maintenance costs, our financial results may be materially and adversely affected.

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

        Based on historical rates of airline defaults and bankruptcies, at least some of our lessees are likely to default on their lease obligations or file for bankruptcy in the ordinary course of our business. If we incur significant costs in repossessing our aircraft, our financial results may be materially and adversely affected.

If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens.

        In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, Eurocontrol and other air navigation charges, landing charges, crew wages, and other liens that may attach to our aircraft. Aircraft may also be subject to mechanic's liens as a result of routine maintenance performed by third parties on behalf of our customers. Some of these liens can secure substantial sums, and if they attach to entire fleets of aircraft, as permitted in certain jurisdictions for certain kinds of liens, they may exceed the value of the aircraft itself. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill their obligations, the liens may ultimately become our financial responsibility. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. If we are obliged to pay a large amount to discharge a lien, or if we are unable take possession of our aircraft subject to a lien in a timely and cost-effective manner, it could materially and adversely affect our financial results.

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

        If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. A restructured lease will likely contain terms less favorable to us. If we are unable to agree on a restructuring deal and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft promptly and at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable.

        As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft portfolio may become less desirable to potential lessees. New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China could produce aircraft that compete with current offerings from Airbus, Aerei da Trasporto Regionale (ATR), Boeing, Bombardier and Embraer. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus and Boeing, putting downward price pressure on and decreasing the marketability of aircraft from Airbus and Boeing. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees. In addition, the imposition of increasingly stringent noise or emissions regulations may make some of our aircraft and engines less desirable in the marketplace. A decrease in demand for our aircraft as a result of any of these factors could materially and adversely affect our financial results.

Airbus and Boeing have launched new aircraft types, which could decrease the value and lease rates of aircraft in our fleet.

        Airbus and Boeing have launched several new aircraft types in recent years, including the Boeing 787 family, the Boeing 737MAX family, the Boeing 777X, the Airbus A320neo family, the Airbus A330neo family, and the Airbus A350 family. The initial variants of the Boeing 787 and the Airbus A350 have already been introduced into service, and the other new aircraft types are scheduled to be introduced into service between 2016 and 2020. The availability of these new aircraft types, and potential variants of these new aircraft types, may have an adverse effect on residual value and future lease rates of older aircraft types and variants. The development of these new types and variants of such new types could decrease the desirability of the older types and variants and thereby increase the supply of the older types and variants in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for such older aircraft types and variants.

From time to time, Airbus and Boeing have announced scheduled production increases, which could result in overcapacity and decrease the value and lease rates of aircraft in our fleet.

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

        The supply of commercial jet aircraft is dominated by a small number of airframe and engine manufacturers. As a result, we are dependent on their ability to remain financially stable, manufacture products and related components that meet the airlines' demands and fulfill their contractual obligations to us. In the past we have experienced delays by the manufacturers in meeting their obligations to us, including the Boeing 787 and the Airbus A350 programs. If in the future the manufacturers fail to fulfill their contractual obligations to us, bring aircraft to market that do not meet customers' expectations, or do not respond appropriately to changes in the market environment, we may experience, among other things:

  •
  missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

  •
  an inability to acquire aircraft and engines and related components on terms that will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

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

Existing and future litigation against us could materially and adversely affect our business, financial position, liquidity or results of operations.

        We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, please see Note 29—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.

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

        We derive substantial lease revenue (approximately 60% in 2015, 58% in 2014 and 54% in 2013) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise as a result of these events could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

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

        Our international operations expose us to trade and economic sanctions, export controls and other restrictions imposed by the United States, the United Kingdom, or other governments or organizations. For example, the U.S. Departments of Justice, Commerce, State and Treasury and other U.S. federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act ("FCPA"), and other U.S. federal statutes and regulations, including those established by the Office of Foreign Asset Control ("OFAC"). Under these laws and regulations, the U.S. government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of any of these laws or regulations could materially and adversely impact our business, operating results, and financial condition.

        As disclosed previously, on May 27, 2015, OFAC issued a subpoena to the Company requesting information related to prior transactions with Al Naser Airlines that may have led to aircraft being diverted to Iran. Al Naser had been designated by OFAC as a blocked person on May 21, 2015, and had been added by the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") to its Denied Persons List on the same date. The Company has cooperated fully with the investigations by OFAC and BIS.

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

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization ("ICAO") have adopted a more stringent set of standards for noise levels that apply to engines manufactured or certified beginning in 2006. Currently, United States regulations do not require any phase-out of aircraft that qualify with the older standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of certain of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

        In addition to more stringent noise restrictions, the United States, European Union and other jurisdictions have imposed more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations or indirect taxation. For example, the European Union issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any European Union country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. Similar legislation is currently being proposed in the United States. Limitations on emissions such as the one in the European Union could favor younger, more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

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

If a decline in demand for certain aircraft causes a decline in its projected lease rates, or if we dispose of an aircraft for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts are not recoverable from their undiscounted cash flows. If the gross cash flow test fails, the difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain aircraft types, high fuel prices and development of more fuel efficient aircraft shortening the useful lives of certain aircraft, management's expectations that certain aircraft are more likely than not to be parted-out or otherwise disposed of sooner than their expected life, and new technological developments. Cash flows supporting carrying values of older aircraft are more dependent upon current lease contracts. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

        If economic conditions deteriorate, we may be required to recognize impairment losses. In that event, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed, including the duration of the economic downturn and the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long-lived assets, especially for older aircraft. If so, it is possible that an impairment may be triggered for other long-lived assets in the future and that any such impairment amounts may be material. As of December 31, 2015, 173 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 6% of the net book value of our total flight equipment and lease-related assets and liabilities as of December 31, 2015.

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

Risks related to our organization and structure

We are a public limited liability company incorporated in the Netherlands ("naamloze vennootschap" or "N.V.") and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were incorporated under the laws of the Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of the Netherlands and our articles of association. The rights of shareholders under the laws of the Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, our articles of association do not provide for U.S. courts as a venue for, or for the application of U.S. law to, lawsuits against us, our directors and executive officers. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against us or them based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the Dutch courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

        Under our articles of association, we indemnify and hold our directors, officers and employees harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of the Netherlands and subject to the jurisdiction of the Dutch courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make judgments obtained outside of the Netherlands more difficult to enforce against our assets in the Netherlands or jurisdictions that would apply Dutch law.

If our subsidiaries do not make distributions to us we will not be able to pay dividends.

        Substantially all of our assets are held by, and substantially all of our revenues are generated by our subsidiaries. While we do not currently, and do not currently intend to, pay dividends, we will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. A substantial portion of our owned aircraft are held through SPEs or finance structures that borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

        As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information.

The effect of purchases and sales of our ordinary shares by the hedge counterparties (or their affiliates or agents) to modify or terminate their hedge positions may have a negative effect on the market price of our ordinary shares.

        We have been advised that Waha, which previously was a significant direct AerCap shareholder, has entered into funded collar transactions relating to its AerCap ordinary shares, pursuant to which, we have been advised, collar counterparties (or their affiliates or agents) have borrowed from Waha and re-sold, and may continue to purchase and sell, our ordinary shares. The purchases and sales of our ordinary shares by the collar counterparties (or their affiliates or agents) to modify the collar counterparties' hedge positions from time to time during the term of the funded collar transactions may variously have a positive, negative or neutral impact on the market price of our ordinary shares and may affect the volatility of the market price of our ordinary shares, depending on market conditions at such times. In addition, purchases of our ordinary shares by the collar counterparties (or their affiliates or agents) in connection with the termination by Waha of any portion of the loan of our ordinary shares to the collar counterparties under the funded collar transactions, or cash settlement of any funded collar transaction, may have the effect of increasing, or limiting a decrease in, the market price of our ordinary shares during the relevant unwind period.

Risks related to taxation

We may become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.

        We do not believe we will be classified as a PFIC for 2015. We cannot yet make a determination as to whether we will be classified as a PFIC for 2016 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a

PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—Taxation—U.S. tax considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

        We and our subsidiaries are subject to the income tax laws of Ireland, the Netherlands, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

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

        Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2015, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. Our Irish tax resident group companies intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to offset future income with tax losses arising from the same trading activity.

We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued

qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland and the Netherlands). That in turn may depend on, among others, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.

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

        Tax laws in the jurisdictions in which we reside, in which we conduct activities or operations, or where our aircraft or lessees of our aircraft are located may change in the future. These changes would include changes introduced or otherwise applicable in such jurisdictions as a result, direct or indirectly, of the Organisation for Economic Co-operation and Development initiative on Base Erosion and Profit Shifting. Such changes in tax law could result in additional taxes for us or our shareholders.

Item 4.    Information on the Company

History and development of the company

        AerCap Holdings N.V. is incorporated in the Netherlands as a public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange (the "NYSE"). On August 6, 2007, we completed the secondary offering of 20.0 million additional ordinary shares on the NYSE. Pursuant to our recent migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representation offices at the world's largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

        On May 14, 2014 (the "Closing Date"), we issued 97,560,976 new ordinary shares and paid $2.4 billion in cash to AIG to successfully complete the ILFC Transaction. Immediately following the ILFC Transaction, AIG owned approximately 46% of AerCap. Following the ILFC Transaction, we effected a reorganization of ILFC's corporate structure and assets, pursuant to which ILFC transferred its assets substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all the liabilities of ILFC, including liabilities in respect of ILFC's indebtedness.

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase of 15,698,588 ordinary shares.

        On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares or has any designees on our Board of Directors.

        As of December 31, 2015, we had 203,411,207 ordinary shares issued, including 200,342,204 ordinary shares issued and outstanding, and 3,069,003 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 3,030,724 unvested restricted stock.

        Our principal executive offices are located at La Touche House, IFSC, Dublin 1, Ireland, and our general telephone number is +353 1 819 2010. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680.

Capital expenditures

        Our primary capital expenditure is the purchase of aircraft under aircraft purchase agreements with Airbus and Boeing. Please refer to "Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources" for a detailed discussion of our capital expenditures currently in progress. The following table presents our capital expenditures for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(U.S. dollar amounts in thousands)
Capital expenditures	$2,772,110	$2,088,444	$1,782,839
Pre-delivery payments	791,546	458,174	213,320

Business overview

Aircraft leasing

        We are the world's largest independent aircraft leasing company. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy these assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

        We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2015, we owned 1,109 aircraft, excluding four aircraft that were owned by AeroTurbine, managed 141 aircraft, including those owned and on order by AerDragon, had 447 new aircraft on order, including 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 51 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 27 Airbus A350 aircraft, and one Boeing 737NG aircraft. The average age of our 1,109 owned aircraft fleet, weighted by net book value, was 7.7 years as of December 31, 2015.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2015, we executed 405 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2015, our weighted average owned aircraft utilization rate was 99.5%, calculated based on the average number of months the aircraft are on lease during the year. The utilization rate is weighted proportionately to the net book value of the aircraft as of December 31, 2015.

Aircraft leases and transactions

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Since the 1970's and the creation of aircraft leasing pioneers, Guinness Peat Aviation ("GPA") and ILFC, the world's airlines have increasingly turned to operating leases to meet their aircraft needs. As of December 31, 2015, our owned and managed aircraft were leased to over 200 commercial airline and cargo operator customers in approximately 80 countries. Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft's lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale.

        Our current operating aircraft leases have initial terms ranging in length up to approximately 16 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our aircraft transition costs by entering into lease extensions rather than taking redelivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms from the original lease.

        Upon expiration of an operating lease, we extend the lease term or take redelivery of the aircraft, remarket and re-lease it to a new lessee or sell the aircraft. Typically, we re-lease our leased aircraft well in advance of the expiration of the then-current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 405 aircraft transactions during the year ended December 31, 2015.

        The following table provides details regarding the aircraft transactions we executed during the years ended December 31, 2015, 2014 and 2013. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2015	2014	2013	Total
Owned portfolio
New leases on new aircraft	56	82	21	159
New leases on used aircraft	108	35	30	173
Extensions of lease contracts	97	108	23	228
Aircraft purchases	46	33	38	117
Aircraft sales and part-outs	68	64	14	146
Managed portfolio
New leases on used aircraft	3	10	4	17
Extensions of lease contracts	12	15	7	34
Aircraft sales and part-outs	15	19	14	48

Total aircraft transactions	405	366	151	922

        The following table provides portfolio management metrics for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013	Average
Owned portfolio
Average lease term for new leases (months)(a)	137	144	163	148
Average lease term for re-leases (months)(b)	99	89	59	82
Average lease term for lease extensions (months)(c)	44	44	48	45
Average aircraft utilization rate(d)	99.5%	99.2%	99.5%	99.4%
Managed portfolio
Average lease term for re-leases (months)(b)	58	80	50	63
Average lease term for lease extensions (months)(c)	25	29	45	33

(a)
Average lease term for new leases contracted during the period. The average lease term is calculated by reference to the period between the contractual delivery and contractual redelivery dates of the aircraft.

(b)
Average lease term for re-leases contracted during the period. The average lease term is calculated by reference to the period between the contractual delivery and contractual redelivery dates of the aircraft.

(c)
Average lease term for aircraft lease extensions contracted during the period. The average lease term is calculated by reference to the period between the date of the original expiration of the lease and the new extended expiration date.

(d)
Our average aircraft utilization rate is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionately to the net book value of the aircraft at the end of the period measured.

        Leases of new aircraft generally have longer terms than used aircraft which are re-leased. In addition, leases of more expensive aircraft generally have longer lease terms than those for less expensive aircraft. Lease terms for owned aircraft tend to be longer than those for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

        Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also perform on-site credit reviews for new lessees, which typically include extensive discussions with the prospective lessee's management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

        We typically require our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease. The size of the security deposit is based on the creditworthiness of the lessee and historically has been, on average, three months' rent.

        All of our lessees are responsible for their maintenance and repairs and other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover scheduled major component maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive EOL cash compensation for the difference at redelivery. As of December 31, 2015, 575 of our 1,109 owned aircraft leases provided for the payment of supplemental maintenance rents. Regardless of whether a lessee pays supplemental maintenance rents, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as revenue during or at the end of the prior lease.

        In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery. All of our leases contain provisions regarding our remedies and rights in the event of default by the lessee, and also include specific provisions regarding the required condition of the aircraft upon its redelivery.

        Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the Federal Aviation Administration, European Aviation Safety Agency or their equivalent standards in other jurisdictions.

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and, in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft were completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft.

Scheduled lease expirations

        The following table presents the scheduled lease expirations (for the minimum non-cancelable period, which does not include contracted unexercised lease extension options) for our owned aircraft under operating leases by aircraft type as of December 31, 2015:

Aircraft type	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Airbus A319	22	19	21	17	33	15	7	2	1	—	—	—	—	—	—	—	137
Airbus A320	23	36	36	43	43	23	18	7	1	1	—	—	—	—	—	—	231
Airbus A321	8	14	18	14	15	16	1	2	2	4	—	—	—	—	—	—	94
Airbus A330	13	9	10	12	19	11	11	13	6	3	2	—	—	—	—	—	109
Airbus A350	—	—	—	—	—	—	—	—	—	—	—	2	—	—	—	—	2
Boeing 737NG	34	48	26	27	26	29	13	6	19	16	30	25	5	—	—	—	304
Boeing 767	5	4	10	11	5	2	—	—	—	—	—	—	—	—	—	—	37
Boeing 777-200ER	3	3	13	2	1	3	2	5	1	—	—	—	—	—	—	—	33
Boeing 777-300/300ER	—	6	11	11	—	—	—	—	1	3	—	—	—	—	—	—	32
Boeing 787	—	—	—	—	—	—	—	5	—	—	13	11	—	—	—	2	31
Other	13	15	7	8	2	3	—	—	—	—	—	—	—	—	—	—	48

Total(a)(b)	121	154	152	145	144	102	52	40	31	27	45	38	5	—	—	2	1,058

(a)
Includes aircraft that have been re-leased or for which the lease has been extended.

(b)
Excludes nine off-lease aircraft. As of March 11, 2016, all nine of these off-lease aircraft have been re-leased.

Principal markets and customers

        The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2015:

Lessee	Percentage of 2015 lease revenue
American Airlines	6.7%
Air France	6.1%
Emirates	4.9%
Virgin Atlantic Airways	3.4%
China Southern Airlines	3.2%

Total	24.3%

        We lease our aircraft to lessees located in numerous and diverse geographical regions. The following table presents the percentage of our lease revenue by region based on our lessee's principal place of business for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Europe	32%	33%	35%
Asia/Pacific/Russia	36%	35%	32%
North America/Caribbean	14%	13%	18%
Latin America	8%	9%	11%
Africa/Middle East	10%	10%	4%

Total	100%	100%	100%

        For further geographic information on our lease revenue and long-lived assets, refer to Note 20—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft services

        We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2015, we had aircraft management and administration and/or cash management service contracts with eight parties that owned 141 aircraft. During the year ended December 31, 2015, three parties accounted for 70% of our aircraft services revenue. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to manage our own aircraft, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:

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

  •
  conducting restructuring negotiations in connection with lease defaults;

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

        We provide cash management and administrative services to securitization vehicles and joint ventures. Cash management services consist of treasury services such as the financing, refinancing, hedging and ongoing cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements and, in the case of securitization vehicles, liaising with the rating agencies.

Engine, parts and supply chain solutions

        Through our wholly-owned subsidiary AeroTurbine, we provide engine leasing, certified aircraft engines, airframes, and engine parts, and supply chain solutions, and we possess the capabilities to disassemble aircraft and engines into parts. AeroTurbine seeks to purchase engines for which there is high market demand, or for which it believes demand will increase in the future, and opportunistically sells and exchanges those engines.

        AeroTurbine sells airframe parts primarily to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors. AeroTurbine also provides us with part-out and engine leasing capabilities. Over time, the combined value of an aircraft's engines and other parts will often exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. This capability provides us with a source of replacement engines and parts to support the maintenance of our aircraft and engine portfolios.

        During the fourth quarter of 2015, we made the decision to downsize the AeroTurbine business. After completion of the downsizing, AeroTurbine will only provide services to support AerCap's aircraft leasing business, including aircraft maintenance, engine leasing and engine trading. Please refer to Note 25—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for detail of the AeroTurbine related restructuring expenses we recorded during the fourth quarter of 2015. We expect to complete the downsizing during the next two years and do not expect the remaining restructuring related expenses to be material.

Our business strategy

        We develop our aircraft leasing business by executing on our focused business strategy, the key components of which are as follows:

Manage the profitability of our aircraft portfolio

        Manage the profitability of our aircraft portfolio by selectively:

  •
  purchasing aircraft directly from manufacturers;

  •
  entering into purchase and leaseback transactions with aircraft operators;

  •
  using our global customer relationships to obtain favorable lease terms for aircraft and maximizing aircraft utilization;

  •
  maintaining diverse sources of global funding;

  •
  optimizing our portfolio by selling select aircraft; and

  •
  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully source acquisition opportunities of new and used aircraft at favorable terms, as well as secure long-term funding for such acquisitions, lease aircraft at profitable rates, minimize downtime between leases and associated technical expenses and opportunistically sell aircraft.

Efficiently manage our liquidity

        Our management analyzes sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, and since 2010, we have raised in excess of $26 billion of financing, including through bank debt, governmental secured debt, securitization and note issuances in the debt capital markets.

        We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provides us with flexibility in raising capital and enables us to deploy capital rapidly to accretive purchasing opportunities that arise in the market. As of December 31, 2015, we had approximately $6.7 billion of undrawn lines of credit available under our credit and term loan facilities and $2.4 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures, note issuance and export credit, including ECA guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows. Please refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

Manage our aircraft portfolio

        We intend to maintain an attractive portfolio of in-demand aircraft by acquiring new aircraft directly from aircraft manufacturers, executing purchase and leasebacks through the airlines, assisting airlines with refleetings, and through other opportunistic transactions. We will rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we intend to continue to rebalance our aircraft portfolio through sales to maintain the appropriate mix of aviation assets by customer concentration, age and aircraft type.

Maintain a diversified and satisfied customer base

        We currently lease our owned and managed aircraft to over 200 commercial airline and cargo operator customers in approximately 80 countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

Joint ventures

        We conduct some of our business through joint ventures. The joint venture arrangements allow us to:

  •
  order new aircraft in larger quantities to increase our buying power and economic leverage;

  •
  increase the geographical and product diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft.

        Please refer to Note 27—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of our joint ventures.

Relationship with Airbus and Boeing and other manufacturers

        We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2015 and our order backlog. We are also the launch customer of the Embraer E2 program, with an order for 50 E-Jets E2 aircraft which are scheduled for entry into service in 2018. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable terms and conditions, including pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities, including additional orders, purchasing selective new aircraft on short notice, and facilitating manufacturer targets by purchasing used aircraft from airlines seeking to renew their fleets.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our primary competitor is GE Capital Aviation Services and to a lesser extent a number of smaller aircraft leasing companies.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment or fleet aggregate limits in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessee's insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition, we carry customary insurance for our property. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

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

        Please see "Item 3—Risk Factors—Risks related to our business—We are subject to various risks and requirements associated with transacting business in many countries", "Item 3—Risk Factors—Risks related to our business—Our ability to operate in some countries is restricted by foreign regulations and controls on investments", "Item 3—Risk Factors—Risks related to our business—Our aircraft are subject to various environmental regulations", and "Item 3—Risk Factors—Risks related to our business—Our operations are subject to various environmental regulations" for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.

Litigation

        Please refer to Note 29—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.

Trademarks

        We have registered the "AerCap" name with The European Union Trademark Office ("EUIPO") and the United States Patent and Trademark Office ("USPTO"), as well as filed the "AerCap" trademark with the World Intellectual Property Organization International (Madrid) Registry ("WIPO") and various local trademark authorities. The "ILFC" trademark has been registered with EUIPO and USPTO and filed with various local trademark authorities. The "AeroTurbine" trademark has been registered with WIPO and USPTO.

Corporate social responsibility

        During 2015, the Board discussed and reviewed our corporate social responsibility ("CSR") objectives and activities. Although it is acknowledged that our aircraft are generally used for high impact activities when it comes to the environment, we maintain a fleet of young and fuel efficient aircraft and engines that are relatively less pollutive in comparison with other, older aircraft and engines that use more fuel and produce higher noise levels. In addition, the Board discussed and reviewed our activities and conduct as they relate to ethics, labor environment, citizenship, governance and transparency and financial reporting.

Flight equipment

Aircraft portfolio

        The following table presents our aircraft portfolio by type of aircraft as of December 31, 2015:

Aircraft type	Number of owned aircraft(a)	Percentage of total net book value	Number of managed and AerDragon aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A319	137	7%	11	—	148
Airbus A320	231	15%	32	—	263
Airbus A320neo family	—	0%	—	209	209
Airbus A321	97	7%	14	—	111
Airbus A330	115	15%	13	—	128
Airbus A350	2	1%	—	27	29
Boeing 737NG	319	28%	43	1	363
Boeing 737MAX	—	0%	—	109	109
Boeing 767	43	1%	—	—	43
Boeing 777-200ER	34	5%	4	—	38
Boeing 777-300/300ER	32	8%	3	—	35
Boeing 787	31	11%	—	51	82
Embraer E190/195-E2	—	0%	—	50	50
Other	68	2%	21	—	89

Total	1,109	100%	141	447	1,697

(a)
Excludes four aircraft owned by AeroTurbine.

        During the year ended December 31, 2015, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale/To be parted-out	Total owned aircraft
Number of owned aircraft at beginning of period	1,100	27	5	1,132	(a)
Aircraft purchases	46	—	—	46
Aircraft reclassified to held for sale	(16)	—	16	—
Aircraft sold or designated for part-out	(52)	(1)	(16)	(69)
Aircraft reclassified to net investment in finance and sales-type leases	(11)	11	—	—

Number of owned aircraft at end of period	1,067	37	5	1,109	(a)

(a)
Excludes four and three aircraft owned by AeroTurbine as of December 31, 2015 and December 31, 2014, respectively.

Aircraft on order

        The following table provides details regarding our aircraft on order as of December 31, 2015:

Aircraft type	2016	2017	2018	2019	2020	Thereafter	Total
Airbus A320neo family(a)	19	48	42	40	40	20	209
Airbus A350	10	11	6	—	—	—	27
Boeing 737NG	1	—	—	—	—	—	1
Boeing 737MAX	—	—	6	23	25	55	109
Boeing 787(a)	13	17	15	6	—	—	51
Embraer E190/195-E2	—	—	5	14	14	17	50

Total	43	76	74	83	79	92	447

(a)
We have certain contractual rights for aircraft type substitutions.

Aircraft acquisitions and dispositions

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in three ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages, and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio.

        Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. During the year ended December 31, 2015, we executed 46 aircraft purchases and 83 aircraft sales and part-outs from our owned and managed portfolios.

Facilities

        We lease our office facility in Dublin, Ireland (18,000 square feet) under a lease that expires in March 2017. We have entered into a new 25-year lease in Dublin, Ireland (61,000 square feet), that is expected to commence in the second or third quarter of 2016, with an option to terminate the lease in 2031. We lease our office facility in Amsterdam, The Netherlands (39,000 square feet) under a lease that expires in March 2018. We lease our Shannon, Ireland office facility under a 21-year lease (11,000 square feet) and a 19-year lease (6,000 square feet) that began in March 2008 and June 2010, respectively, and have options to terminate both leases in 2018 and in 2024. We occupy space in Los Angeles, California (21,000 square feet) under a lease that expires in August 2025. We lease our Singapore office facility under a lease that expires in December 2018 (13,000 square feet) and have contracted an additional 3,600 square feet of office space there through June 2018. In addition to the above facilities, we also lease small offices in New York, New York, Fort Lauderdale, Florida, Shanghai, China and the United Arab Emirates.

        Through our AeroTurbine subsidiary, we occupy approximately 264,000 square feet of space near Miami, Florida that is used as the corporate office and warehouse, under a lease that expires in March 2024. We also lease approximately 1,100,000 square feet in AeroTurbine's Goodyear facility in Arizona, which includes two hangars and substantial additional space for outdoor storage of aircraft, pursuant to long-term leases that expire in 2018 and 2026. In addition to the above facilities, AeroTurbine also leases small offices in Irving, Texas, the United Kingdom and Singapore.

Organizational structure

        AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aircraft assets. As of December 31, 2015, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries.

        The following table presents AerCap Holdings N.V.'s significant subsidiaries as of December 31, 2015.

Name of subsidiary	Jurisdiction of incorporation	Ownership interest
AerCap International B.V.	The Netherlands	100%
AerCap IOM 2 Limited	Isle of Man	100%
AerCap Ireland Limited	Republic of Ireland	100%
AerCap Ireland Capital Limited	Republic of Ireland	100%
AerCap Global Aviation Trust	United States of America	100%
Aircraft SPC-12, LLC	United States of America	100%
Whitney Leasing Limited	Bermuda	100%

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

Overview

        Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2015 was $1,178.7 million, as compared to $810.4 million for the year ended December 31, 2014. Adjusted net income was $1,275.8 million for the year ended December 31, 2015, as compared to $855.5 million for the year ended December 31, 2014. Adjusted net income excludes the non-cash charges relating to the mark-to-market of interest rate caps and swaps, and excludes transaction and integration related expenses related to the ILFC Transaction, and includes an adjustment to maintenance rights related expenses. For the year ended December 31, 2015, total basic earnings per share was $5.78 and adjusted basic earnings per share was $6.26. The weighted average number of outstanding basic shares was 203.9 million for the year ended December 31, 2015. Net interest margin, or net spread, the difference between basic lease rents and interest expense excluding the mark-to-market of interest rate caps and swaps, was $3,554.0 million during the year ended December 31, 2015. Please refer to "Item 5. Operating and Financial Review and Prospects—Non-GAAP measures" for reconciliations of adjusted net income and net interest margin or net spread to the most closely related U.S. GAAP measure for the years ended December 31, 2015 and 2014.

Major developments in 2015

  •
  On March 31, 2015, AerCap amended and extended its $1.1 billion term loan facility, reducing the margin by 0.75% and extending the maturity of the term loan from March 2018 to March 2021.

  •
  On May 7, 2015, AerCap amended and extended its $750 million term loan facility, extending the maturity of the term loan from June 2017 to April 2020.

  •
  On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase of 15,698,588 ordinary shares.

  •
  On June 9, 2015, upon the issuance of the Junior Subordinated Notes, the amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500 million.

  •
  On June 16, 2015, AerCap signed an agreement with Boeing for an order of 100 Boeing 737MAX aircraft with deliveries starting in 2019.

  •
  On June 22, 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of two tranches of varying tenor, the issuance of which was registered with the SEC.

  •
  On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering and subsequently AIG no longer owns any of our outstanding ordinary shares.

  •
  On September 30, 2015, AerCap completed the sale of a $0.6 billion, ten-aircraft portfolio to an entity advised by Magnetar Capital. AerCap has entered into an agreement with the purchaser under which it will continue to service the portfolio.

  •
  On October 21, 2015, AerCap Ireland Capital Limited and AerCap Trust co-issued $1.0 billion aggregate principal amount of senior unsecured notes due 2020.

  •
  On December 9, 2015, AerCap entered into $1.3 billion of new credit facilities. The facilities will primarily be used to acquire new narrowbody and widebody aircraft as they are delivered by Airbus and Boeing through the end of 2016.

Aviation assets

        We acquired $3.6 billion of aviation assets, including 46 aircraft, during the year ended December 31, 2015. As of December 31, 2015, we owned 1,109 aircraft (excluding four aircraft owned by AeroTurbine) and managed 141 aircraft, including those owned and on order by AerDragon. As of December 31, 2015, we also had 447 new aircraft on order, which included 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 51 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 27 Airbus A350 aircraft, and one Boeing 737NG aircraft. The average age of our 1,109 owned aircraft fleet, weighted by net book value, was 7.7 years as of December 31, 2015.

Significant components of revenues and expenses

Revenues and other income

        Our revenues and other income consist primarily of lease revenue from aircraft leases, net gain on sale of assets, management fee revenue, interest revenue and other income.

Lease revenue

        Nearly all of our aircraft lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the terms of the respective leases. During the year ended December 31, 2015, approximately 3% of our basic lease rents for aircraft under operating leases was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the technical condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by the following five factors:

  •
  the contracted lease rate, which is highly dependent on the age, condition and type of the leased flight equipment;

  •
  for leases with rates tied to floating interest rates, interest rates during the term of the lease;

  •
  the number, type, condition and age of flight equipment subject to lease contracts;

  •
  the lessee's performance of its lease obligations; and

  •
  the amount of EOL compensation payments we receive and the amount of accrued maintenance liabilities released to revenue during and at the end of a lease.

        In addition to aircraft-specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described above are influenced by global and regional economic trends, airline market conditions, the supply and demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

        Lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of lease revenue.

        We operate our business on a global basis and as of December 31, 2015, our 1,109 owned aircraft were on lease to 187 customers in 76 countries, with no lessee accounting for more than 10% of total lease revenue for the year ended December 31, 2015. As of December 31, 2015, our operating lease portfolio included nine aircraft that were off-lease. As of March 11, 2016, all nine of these off-lease aircraft have been re-leased.

Net gain on sale of assets

        Our net gain on sale of assets is generated from the sale of our aircraft, engines and other aircraft assets, and is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sale of assets recorded in one fiscal quarter or other reporting period may not be comparable to net gain on sale of assets in other periods.

Other income

        Other income includes management fee revenue, interest revenue and other income.

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

        Our other income includes income we generate from the sale of non-aircraft assets, including inventory sales by AeroTurbine, and net gain on sale of equity interest in investments accounted for under the equity method.

Operating expenses

        Our operating expenses consist primarily of depreciation and amortization, interest expense, leasing expenses and selling, general and administrative expenses.

Depreciation and amortization

        Our depreciation expense is influenced by the adjusted gross book values of our flight equipment, the depreciable life of our flight equipment and the estimated residual value of our flight equipment. Adjusted gross book value is the original cost of our flight equipment, including purchase expenses, adjusted for subsequent capitalized improvements, impairments and accounting basis adjustments associated with business combinations. In addition, we have definite-lived intangible assets which are amortized over the period which we expect to derive economic benefits from such assets.

Interest expense

        Our interest expense arises from a variety of funding structures and related derivative financial instruments as described in "Item 11—Quantitative and Qualitative Disclosures About Market Risk",

Note 12—Derivative assets and liabilities and Note 15—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments on debt, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we did not achieve cash flow hedge accounting treatment.

Leasing expenses

        Our leasing expenses consist primarily of maintenance rights intangible asset amortization, maintenance expenses on our flight equipment, which we incur when our flight equipment is off-lease, lessor maintenance contribution expenses, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, EOL payments, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment transaction expenses, and provision for credit losses on notes and trade receivables.

        The maintenance rights intangible asset represents the contractual right under our leases acquired as part of the ILFC Transaction to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee.

        For MR contracts, maintenance rights expense is recognized when the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For EOL contracts, maintenance rights expense is recognized upon lease termination, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset. Maintenance rights expense is included in leasing expenses in our Consolidated Income Statements. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, revenue is recognized in lease revenue in our Consolidated Income Statements, upon lease termination.

Selling, general and administrative expenses

        Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries, benefits and severance compensation, share-based compensation expense, professional and advisory costs, office expenses, and travel expenses as summarized in Note 21—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors. Our selling, general and administrative expenses may also include, from time to time, the mark-to-market gains and losses for our foreign exchange rate derivative financial instruments.

Provision for income taxes

        Our operations are taxable primarily in the three main jurisdictions in which we manage our business: Ireland, the Netherlands and the United States. Deferred income taxes are provided to reflect the impact of temporary differences between our U.S. GAAP income before income taxes and our taxable income. Our effective tax rate has varied significantly year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between U.S. GAAP income before income taxes and taxable income.

        We have substantial tax losses in certain jurisdictions that can be carried forward, which we recognize as deferred income tax assets. We evaluate the recoverability of deferred income tax assets in each jurisdiction in each period based upon our estimates of future taxable income in those jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the deferred income tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our provision for income taxes in our Consolidated Income Statements and consequently may affect our effective tax rate in a given year.

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

  •
  the number, type and sale price of aircraft, or parts in the event of a part-out of an aircraft, we sell in a period;

  •
  the ability of our lessees to meet their lease obligations and maintain our aircraft in airworthy and marketable condition;

  •
  the utilization rate of our aircraft;

  •
  the recognition of non-cash share-based compensation expense related to the issuance of restricted stock units or restricted stock;

  •
  our expectations of future overhaul reimbursements and lessee maintenance contributions;

  •
  interest rates, which affect our aircraft lease revenues, our interest expense and the market value of our interest rate derivatives; and

  •
  our ability to fund our business.

Factors affecting the comparability of our results

AIG offering and the Share Repurchase

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase of 15,698,588 ordinary shares. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares or has any designees on our Board of Directors.

ILFC Transaction and related reorganization

        On May 14, 2014, AerCap issued 97,560,976 new ordinary shares and paid $2.4 billion in cash to AIG to successfully complete the ILFC Transaction. In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. Following the ILFC Transaction, we effected a reorganization of ILFC's corporate structure and assets, pursuant to which ILFC transferred its assets substantially as an entirety to the AerCap Trust, and AerCap Trust assumed substantially all the liabilities of ILFC, including liabilities in respect of ILFC's indebtedness.

GFL Transaction

        On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC. GFL had 37 aircraft in its portfolio with a net book value of $727 million.

Guggenheim transaction

        On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim Partners, LLC ("Guggenheim"), in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. The aircraft are subject to long term leases to American Airlines. We continue to service the Boeing 737-800 portfolio. Based on ASC 840, we concluded that we did not retain a substantial risk of ownership and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

LATAM transaction

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group ("LATAM") for 25 widebody aircraft, comprising 15 new aircraft with deliveries scheduled between 2014 and 2018, and ten Airbus A330 aircraft from LATAM's existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to the individual aircraft acquired based on their relative fair values. As part of the transaction, we made payments of $659 million in June 2013, allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered. As of December 31, 2015, 13 aircraft remain to be delivered.

Trends in our business

        Global demand for air travel remains strong. Overall global air passenger traffic, measured in revenue passenger kilometers, grew 6.5% in 2015, the fastest pace since 2010, and is projected to increase to 6.9% in 2016, according to IATA. This reflects strong growth in large, developed markets such as the U.S. and Europe as well as continued expansion in the emerging markets where the middle class continues to expand. Traffic growth in Europe was 5.1% in 2015 and is expected to be 5.9% in 2016, while traffic growth in North America was 4.3% in 2015 and is expected to be 4.4% in 2016. In Asia, passenger traffic grew 8.6% in 2015, propelled by strong growth in China, where domestic passenger traffic grew 10.9%, the same pace as 2014.

        Passenger air traffic growth has fueled a steady demand for commercial passenger aircraft from the airline community, including demand for leased aircraft. We expect that demand for leased aircraft will remain strong, and that our current aircraft portfolio together with our order book of new technology aircraft, will result in increased revenues in the future. Related to the recent reduction in oil prices, certain older and mid-life aircraft types, such as Boeing 747, Boeing 757, Boeing 767 and Airbus A340 aircraft, are experiencing stronger demand.

Critical accounting policies and estimates

        Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, inventory, lease revenue, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. We utilize third party appraisal and valuation data, where possible, to support our estimates, particularly with respect to flight equipment. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value using the straight-line method over the useful life of the asset, generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value or extends the useful life of the flight equipment. The capitalized cost is depreciated over the estimated remaining useful life of the asset. The residual value of our aircraft is generally 15% of industry standard price, except where more recent industry information indicates a different value is appropriate.

        We periodically review the estimated useful lives and residual values of our aircraft based on our knowledge and external factors coupled with market conditions to determine if they are appropriate, and record adjustments to depreciation prospectively on an aircraft by aircraft basis as necessary.

Impairment charges

        On a quarterly basis, we evaluate the need to perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessments are performed if events or changes in circumstances indicate that it is more likely than not that an aircraft will be sold or parted-out a significant amount of time before the end of its previously estimated useful life. Due to the significant uncertainties associated with potential sales transactions, management uses its judgment to evaluate whether a sale or other disposal is more likely than not. The factors that management considers in its assessment include (i) the progress of the potential sales transactions through a review and evaluation of the sales related documents and other communications, including, but not limited to, letters of intent or sales agreements that have been negotiated or executed; (ii) our general or specific fleet strategies and other business needs and how those requirements bear on the likelihood of sale or other disposal; and (iii) the evaluation of potential execution risks, including the source of potential purchaser funding and other execution risks.

        Annually, we perform an impairment assessment for all of our aircraft held for operating leases, including a review of the undiscounted cash flows for aircraft 15 years of age or older, as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, and these leases are more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments.

        The review of recoverability includes an assessment of the estimated future cash flows associated with the use of the asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft (the "Asset Group"). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired Asset Group over its fair value. Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

        As of December 31, 2015, we owned 1,067 aircraft held for operating leases, of which 173 aircraft were 15 years of age or older. The Asset Group for the 173 aircraft had a carrying value of $1.8 billion, which represented approximately 6% of our total flight equipment and lease-related assets and liabilities as of December 31, 2015. The undiscounted cash flows of these 173 aircraft were estimated at $2.7 billion, which represented 54% excess above carrying value. As of December 31, 2015, all of these aircraft passed the recoverability test, with undiscounted cash flows exceeding the carrying value of the Asset Group by between 0.1% and 2,556%. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry, subsequent re-lease rates based on current marketing information and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment. Further deterioration of the global economic environment and a further decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments.

        Aircraft younger than 15 years of age for which the carrying value exceeds the appraised value are tested for impairment by comparing the undiscounted cash flows with the carrying value. If such cash flows do not exceed the carrying value by at least 10%, the aircraft are more susceptible to impairment risk. The aggregate carrying value of the Asset Group for two aircraft for which the cash flows did not substantially exceed our 10% threshold was $34.6 million, which represented approximately 0.1% of our total flight equipment held for operating leases and lease-related assets and liabilities as of December 31, 2015. The aircraft that are below the 10% threshold did however pass the impairment test as of December 31, 2015 and as such no impairment was recognized.

Guarantees

        As a result of the ILFC Transaction, we have contracts that guarantee the residual values of aircraft owned by third parties. We also entered into an agreement to guarantee the future re-lease or extension rates and other cost of four aircraft. When it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The estimate of the loss is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.

Inventory

        Inventory consists primarily of engine and airframe parts and rotable and consumable parts we sell through our AeroTurbine subsidiary, and is included in other assets in our Consolidated Balance Sheets. We value our inventory at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk inventory purchases. Costs are allocated using the relationship of the cost of the engine, aircraft or bulk inventory purchase to estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory, and its carrying value is reduced to zero.

Revenues and other income

        We lease flight equipment principally under operating leases and recognize lease revenue on a straight-line basis over the life of the lease. The difference between rental revenue recognized and cash received is included in our Consolidated Balance Sheets in other assets or, in the event it is a liability, in accounts payable, accrued expenses and other liabilities. In certain cases, our leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. Revenue contingent on usage is recognized at the time the lessee reports the usage to us. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held, which have been recognized as revenue, we establish provisions on the basis of management's assessment of collectability.

        Revenues from net investment in finance and sales-type leases are recognized using the interest method to produce a level yield over the life of the lease and are included in lease revenue in our Consolidated Income Statements. Expected unguaranteed residual values of leased flight equipment are based on our assessment of the values of the leased flight equipment at expiration of the lease terms.

        Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses related to our flight equipment during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

        In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as lease revenue when received to the extent those receipts exceed the EOL contract maintenance rights intangible asset, and we recognize leasing expenses when the EOL contract maintenance rights intangible asset exceeds the EOL cash receipts.

        When flight equipment is sold, the portion of the accrued maintenance liability that is not specifically assigned to the buyer is released from our Consolidated Balance Sheets, net of any maintenance rights intangible asset balance, and recognized as part of the sale of the flight equipment as gain or loss in net gain on sale of assets in our Consolidated Income Statements.

Consolidation

        We consolidate all companies in which we have a direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

Deferred income tax assets and liabilities

        We report deferred income taxes of our taxable subsidiaries resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred income tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

Future application of accounting standards

Revenue from contracts with customers

        In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.

        This standard was originally scheduled to be effective for the fiscal year beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue, as a result, we do not expect the impact of this standard to be material to our Consolidated Financial Statements.

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

        This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We have adopted the standard as of its required effective date of January 1, 2016. We do not expect the impact of this standard to be material to our Consolidated Financial Statements.

Presentation of debt issuance costs

        In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. In August 2015, the FASB issued an accounting standard to clarify that entities are permitted to defer and present debt issuance costs related to line of credit arrangements as an asset, and subsequently amortize the deferred debt issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The standards are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the standards should be applied retrospectively to all prior periods presented in the financial statements. We have adopted the standards as of their required effective date of January 1, 2016. The adoption of these standards will only result in a change in presentation of these costs in our Consolidated Balance Sheets.

Inventory

        In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively, with earlier application permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition and results of operations.

Lease accounting

        In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows. Adoption of the new standard will change the way airlines report operating leases in their financial statements, which could affect their behavior. However, we do not believe that the adoption will significantly impact airlines' decision to lease aircraft.

Comparative results of operations

Results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

	Year Ended December 31,
	2015	2014
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$4,991.6	$3,449.6
Net gain on sale of assets	183.3	37.5
Other income	112.7	104.5

Total Revenues and other income	5,287.6	3,591.6
Expenses
Depreciation and amortization	1,843.0	1,282.2
Asset impairment	16.3	21.8
Interest expense	1,099.9	780.3
Leasing expenses	522.4	141.6
Transaction, integration and restructuring related expenses	58.9	148.8
Selling, general and administrative expenses	381.3	299.9

Total Expenses	3,921.9	2,674.7

Income before income taxes and income of investments accounted for under the equity method	1,365.7	916.9
Provision for income taxes	(189.8)	(137.4)
Equity in net earnings of investments accounted for under the equity method	1.3	29.0

Net income	$1,177.2	$808.5
Net loss attributable to non-controlling interest	1.6	1.9

Net income attributable to AerCap Holdings N.V.	$1,178.7	$810.4

        Revenues and other income.    The principal categories of our revenues and other income and their variances were as follows:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2015	2014
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$4,635.8	$3,282.8	$1,353.0	41%
Maintenance rents and other receipts	355.8	166.8	189.0	113%
Net gain on sale of assets	183.3	37.5	145.8	389%
Other income	112.7	104.5	8.2	8%

Total revenues and other income	$5,287.6	$3,591.6	$1,696.0	47%

        Basic lease rents increased by $1,353.0 million, or 41%, to $4,635.8 million during the year ended December 31, 2015 from $3,282.8 million during the year ended December 31, 2014. The increase in basic lease rents was attributable primarily to:

  •
  the acquisition of 1,004 aircraft between January 1, 2014 and December 31, 2015, including aircraft acquired as part of the ILFC Transaction, with an aggregate net book value of

    $29.9 billion on their acquisition dates, partially offset by the sale of 132 aircraft with an aggregate net book value of $2.2 billion on their sale dates, resulting in an increase in basic lease rents of $1,371.8 million during such period, partially offset by

  •
  a decrease in basic lease rents of $18.8 million recognized during the year ended December 31, 2015 compared to the year ended December 31, 2014 due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft.

        Maintenance rents and other receipts increased by $189.0 million, or 113%, to $355.8 million during the year ended December 31, 2015 from $166.8 million during the year ended December 31, 2014. The increase was primarily attributable to:

  •
  an increase of $166.5 million in regular maintenance rents relating primarily to the ILFC Transaction during the year ended December 31, 2015 compared to the year ended December 31, 2014,

  •
  an increase of $22.5 million in maintenance revenue and other receipts from airline defaults and restructurings during the year ended December 31, 2015 compared to the year ended December 31, 2014

        Net gain on sale of assets increased by $145.8 million, or 389%, to $183.3 million during the year ended December 31, 2015 from $37.5 million during the year ended December 31, 2014. The increase was primarily due to the higher volume of aircraft sold, as further detailed below, as well as improvements in aviation markets and aircraft values subsequent to the ILFC Transaction, and was driven primarily by the following factors: a decrease in oil prices between May 14, 2014 and December 31, 2015, an improvement in the air cargo market that commenced during the second half of 2014, an increase in the supply of equity and debt capital and new market entrants with lower return requirements, driven by the sustained low interest rate environment, increased air travel passenger traffic, and the general improvement of the global economy.

        During the year ended December 31, 2015 we sold 59 aircraft, reclassified 11 aircraft to net investment in finance and sales type leases and parted-out nine aircraft, whereas during the year ended December 31, 2014, we sold the GFL portfolio of 37 aircraft and an additional 21 aircraft. When we part-out aircraft under a consignment contract, the gain is deferred and recognized as other income when the parts are sold.

        Other income increased by $8.2 million, or 8%, to $112.7 million during the year ended December 31, 2015 from $104.5 million during the year ended December 31, 2014. The increase was due primarily to income of $22.6 million from the settlement of asset value guarantees and net insurance proceeds of $16.2 million. During the year ended December 31, 2015, we also recognized an expense of $38.7 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing, partially offset by the full year impact of income from AeroTurbine, which was acquired as part of the ILFC Transaction. During the year ended December 31, 2014 we recognized a gain of $19.9 million from the sale of our 42% equity interest in AerData.

        Depreciation and amortization.    Depreciation and amortization increased by $560.8 million, or 44%, to $1,843.0 million during the year ended December 31, 2015 from $1,282.2 million during the year ended December 31, 2014. The increase was primarily due to the ILFC Transaction and purchases of new aircraft, and was partially offset by aircraft sales between January 1, 2014 and December 31, 2015.

        Asset impairment.    We recognized aggregate impairment charges of $16.3 million during the year ended December 31, 2015 related to eight aircraft that were sold or parted-out and 12 engines, as compared to $21.8 million recognized during the year ended December 31, 2014 related to eight aircraft that were returned early from our lessees and three previously leased engines. The impairment charges recorded during the year ended December 31, 2015 include impairments of $6.6 million recorded for four older aircraft, for which we received or retained lease-end maintenance compensation and recognized $20.5 million of maintenance rents and other receipts upon redelivery.

        Interest expense.    Our interest expense increased by $319.6 million, or 41%, to $1,099.9 million during the year ended December 31, 2015 from $780.3 million during the year ended December 31, 2014. The majority of the increase in interest expense was caused by:

  •
  an increase in our average outstanding debt balance by $8.3 billion to $29.8 billion during the year ended December 31, 2015 from $21.5 billion during the year ended December 31, 2014, primarily due to the repayment of older ILFC debt which was fair-valued at lower rates because of the shorter remaining tenor of the debt at the time of acquisition, and partially offset by regular debt repayments, resulting in a $295.9 million increase in our interest expense,

  •
  a slight increase in our average cost of debt to 3.63% for the year ended December 31, 2015 as compared to 3.56% for the year ended December 31, 2014. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps and charges from the early repayment of secured loans. In 2015, our average cost of debt includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest (see Note 2—Basis of presentation to our Consolidated Financial Statements included in this annual report). The increase in our average cost of debt was primarily due to the ILFC Transaction and resulted in a $22.3 million increase in our interest expense,

  •
  a $1.4 million increase in non-cash mark-to-market losses on derivatives to $18.1 million recognized during the year ended December 31, 2015 from $16.7 million recognized during the year ended December 31, 2014.

        Leasing expenses.    Our leasing expenses increased by $380.8 million, or 269%, to $522.4 million during the year ended December 31, 2015 from $141.6 million during the year ended December 31, 2014. The increase is primarily due to $293.9 million higher maintenance rights expense recognized during the year ended December 31, 2015 and $53.2 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses recognized during the year ended December 31, 2015 compared to the year ended December 31, 2014. These increases were primarily related to the ILFC Transaction. In addition, we recognized expenses of $47.5 million relating to airline defaults and restructurings during the year ended December 31, 2015 as compared to $13.8 million during the year ended December 31, 2014.

        Transaction, integration and restructuring related expenses.    Our transaction, integration and restructuring related expenses decreased by $89.9 million, or 60%, to $58.9 million during the year ended December 31, 2015 from $148.8 million during the year ended December 31, 2014. During the year ended December 31, 2015, our transaction, integration and restructuring related expenses consisted of $9.6 million of severance and other compensation expenses and rent termination costs due to the ILFC Transaction and $49.3 million of restructuring expenses related to the downsizing of AeroTurbine, compared to the year ended December 31, 2014, which consisted of $148.8 million of banking fees, professional fees and severance and other compensation expenses due to the ILFC Transaction.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by $81.4 million, or 27%, to $381.3 million during the year ended December 31, 2015 from $299.9 million during the year ended December 31, 2014. The increase was primarily due to higher personnel expenses as a result of the ILFC Transaction and higher share-based compensation expense.

        Income before income taxes and income of investments accounted for under the equity method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $448.8 million, or 49%, to $1,365.7 million during the year ended December 31, 2015 from $916.9 million during the year ended December 31, 2014.

        Provision for income taxes.    Our provision for income taxes increased by $52.4 million, or 38%, to $189.8 million during the year ended December 31, 2015 from $137.4 million during the year ended December 31, 2014. Our effective tax rate was 13.9% for the year ended December 31, 2015 and was 15.0% for the year ended December 31, 2014. The decrease in our effective tax rate for the year ended December 31, 2015 was driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Please refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of our income taxes.

        Equity in net earnings of investments accounted for under the equity method.    Our equity in net earnings of investments accounted for under the equity method decreased by $27.7 million, or 96%, to an income of $1.3 million during the year ended December 31, 2015 from income of $29.0 million during the year ended December 31, 2014. The decrease was driven primarily by a non-recurring gain of approximately $20 million from one of our investments during the year ended December 31, 2014, and a loss of approximately $4 million from one of our investments during the year ended December 31, 2015.

        Net income.    For the reasons explained above, our net income increased by $368.7 million, or 46%, to $1,177.2 million during the year ended December 31, 2015 from $808.5 million during the year ended December 31, 2014.

        Net loss attributable to non-controlling interest.    Net loss attributable to non-controlling interest was $1.6 million during the year ended December 31, 2015 as compared to a net loss attributable to non-controlling interest of $1.9 million during the year ended December 31, 2014.

        Net income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $368.3 million, or 45%, to $1,178.7 million during the year ended December 31, 2015 from $810.4 million during the year ended December 31, 2014.

Results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

	Year Ended December 31,
	2014	2013
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$3,449.6	$976.1
Net gain on sale of assets	37.5	41.9
Other income	104.5	32.0

Total Revenues and other income	3,591.6	1,050.1
Expenses
Depreciation and amortization	1,282.2	337.7
Asset impairment	21.8	26.2
Interest expense	780.3	226.3
Other operating expenses	141.6	49.1
Transaction and integration related expenses	148.8	10.9
Selling, general and administrative expenses	299.9	89.1

Total Expenses	2,674.7	739.3

Income before income taxes and income of investments accounted for under the equity method	916.9	310.8
Provision for income taxes	(137.4)	(26.0)
Equity in net earnings of investments accounted for under the equity method	29.0	10.6

Net income	$808.5	$295.4
Net loss (income) attributable to non-controlling interest	1.9	(3.0)

Net income attributable to AerCap Holdings N.V.	$810.4	$292.4

        Revenues and other income.    The principal categories of our revenues and other income and their variances were as follows:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2014	2013
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$3,282.8	$901.6	$2,381.2	264%
Maintenance rents and other receipts	166.8	74.5	92.3	124%
Net gain on sale of assets	37.5	41.9	(4.4)	(11)%
Other income	104.5	32.1	72.4	226%

Total revenues and other income	$3,591.6	$1,050.1	$2,541.5	242%

        Basic lease rents increased by $2,381.2 million, or 264%, to $3,282.8 million during the year ended December 31, 2014 from $901.6 million during the year ended December 31, 2013. The increase in basic lease rents was attributable primarily to:

  •
  the acquisition of 996 aircraft between January 1, 2013 and December 31, 2014, including aircraft acquired as part of the ILFC Transaction, with an aggregate net book value of $28.3 billion on their acquisition dates, partially offset by the sale of 78 aircraft for lease with an aggregate net book value of $1.6 billion on their sale dates, resulting in an increase in basic lease rents of $2,409.7 million during such period,

    partially offset by

  •
  a decrease in basic lease rents of $21.5 million recognized during the year ended December 31, 2014 compared to the year ended December 31, 2013 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. The contracted lease rates of re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft.

        Maintenance rents and other receipts increased by $92.3 million, or 124%, to $166.8 million during the year ended December 31, 2014 from $74.5 million during the year ended December 31, 2013. The increase was primarily attributable to:

  •
  an increase of $16.3 million in maintenance revenue and other receipts from airline defaults during the year ended December 31, 2014 compared to the year ended December 31, 2013; and

  •
  an increase of $76.0 million in regular maintenance rents relating primarily to the ILFC Transaction during the year ended December 31, 2014 compared to the year ended December 31, 2013.

        Net gain on sale of assets decreased by $4.4 million, or 11%, to $37.5 million during the year ended December 31, 2014 from $41.9 million during the year ended December 31, 2013. During the year ended December 31, 2014 we sold 37 aircraft as part of the GFL Transaction and an additional 21 aircraft, whereas during the year ended December 31, 2013, we sold 14 aircraft (including eight aircraft sold to ACSAL in June 2013).

        Other income increased by $72.4 million, or 226%, to $104.5 million during the year ended December 31, 2014 from $32.1 million during the year ended December 31, 2013. The increase was related to a $19.9 million gain on sale of our 42% equity interest in AerData and the remainder was primarily driven by income from our AeroTurbine subsidiary which was acquired as part of the ILFC Transaction.

        Depreciation and amortization.    Depreciation and amortization increased by $944.5 million, or 280%, to $1,282.2 million during the year ended December 31, 2014 from $337.7 million during the year ended December 31, 2013. The increase was primarily due to the ILFC Transaction and purchases of new aircraft which was partially offset by aircraft sales between January 1, 2013 and December 31, 2014.

        Asset impairment.    We recognized aggregate impairment charges of $21.8 million during the year ended December 31, 2014, as compared to $26.2 million during the year ended December 31, 2013. The impairment charges recognized during the year ended December 31, 2014 primarily related to two Airbus A320 aircraft and six Boeing B757 aircraft that were returned early from our lessees and three previously leased engines that we will sell for parts. The impairment charges recognized during the year ended December 31, 2013 related to two Boeing 737-700 aircraft, two Airbus A319 aircraft and two Boeing 747 freighters.

        Interest expense.    Our interest expense increased by $554.0 million, or 245%, to $780.4 million during the year ended December 31, 2014 from $226.3 million during the year ended December 31, 2013. The majority of the increase in interest expense was caused by:

  •
  a $28.4 million increase in non-cash mark-to-market losses on derivatives to $16.7 million recognized during the year ended December 31, 2014 from a gain of $11.7 million recognized during the year ended December 31, 2013; and

  •
  an increase in our average outstanding debt balance to $21.5 billion during the year ended December 31, 2014 from $5.9 billion during the year ended December 31, 2013 primarily due to the ILFC Transaction and aircraft purchases, and partially offset by regular debt repayments, resulting in a $609.2 million increase in our interest expense, partially offset by

  •
  a decrease in our average cost of debt to 3.6% for the year ended December 31, 2014 as compared to 3.9% for the year ended December 31, 2013, including the fair value adjustments on debt assumed as a result of the ILFC Transaction. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps and charges from the early repayment of secured loans. The decrease in our average cost of debt resulted in a $79.8 million decrease in our interest expense.

        Other operating expenses.    Our other operating expenses increased by $92.5 million, or 188%, to $141.6 million during the year ended December 31, 2014 from $49.1 million during the year ended December 31, 2013. The principal categories of our other operating expenses and their variances were as follows:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2014	2013
	(U.S. dollar amounts in millions)
Operating lease-in costs	$—	$0.6	$(0.6)	(100)%
Leasing expenses	141.6	48.5	93.1	192%

Total	$141.6	$49.1	$92.5	188%

        Our operating lease-in costs decreased by $0.6 million, or 100%, to nil during the year ended December 31, 2014 from $0.6 million during the year ended December 31, 2013. The decrease was primarily due to the expiration of our remaining lease-in, lease-out transactions.

        Our leasing expenses increased by $93.1 million, or 192%, to $141.6 million during the year ended December 31, 2014 from $48.5 million during the year ended December 31, 2013. The increase was primarily due to $54.5 million of maintenance rights expense recognized during the year ended December 31, 2014 and $40.3 million of higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses recognized during the year ended December 31, 2014 compared to the year ended December 31, 2013. These increases were primarily related to the ILFC Transaction. In addition, we recognized expenses of $13.8 million relating to airline defaults and restructurings during the year ended December 31, 2014 as compared to $15.5 million during the year ended December 31, 2013.

        Transaction and integration related expenses.    Our transaction and integration related expenses increased by $137.9 million to $148.8 million during the year ended December 31, 2014 from $10.9 million during the year ended December 31, 2013. Our transaction and integration related expenses were due to the ILFC Transaction and consisted primarily of banking fees, professional fees and severance and other compensation expenses.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by $210.8 million, or 237%, to $299.9 million during the year ended December 31, 2014 from $89.1 million during the year ended December 31, 2013. The increase was primarily a result of the ILFC Transaction and higher share-based compensation expense.

        Income before income taxes and income of investments accounted for under the equity method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $606.1 million, or 195%, to $916.9 million during the year ended December 31, 2014 from $310.8 million during the year ended December 31, 2013.

        Provision for income taxes.    Our provision for income taxes increased by $111.4 million, or 428%, to $137.4 million during the year ended December 31, 2014 from $26.0 million during the year ended December 31, 2013. Our effective tax rate was 15.0% for the year ended December 31, 2014 and was 8.4% for the year ended December 31, 2013. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Please refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of our income taxes.

        Equity in Net Earnings of Investments Accounted for Under the Equity Method.    Our equity in net earnings of investments accounted for under the equity method increased by $18.4 million, or 174% to $29.0 million during the year ended December 31, 2014 from $10.6 million during the year ended December 31, 2013, primarily due to a non-recurring gain of approximately $20 million from one of our investments during the year ended December 31, 2014.

        Net income.    For the reasons explained above, our net income increased by $513.1 million, or 174%, to $808.5 million during the year ended December 31, 2014 from $295.4 million during the year ended December 31, 2013.

        Net loss (income) attributable to non-controlling interest.    Net loss attributable to non-controlling interest was $1.9 million during the year ended December 31, 2014 as compared to net income attributable to non-controlling interest of $3.0 million during the year ended December 31, 2013.

        Net income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $518.0 million, or 177%, to $810.4 million during the year ended December 31, 2014 from $292.4 million during the year ended December 31, 2013.

Consolidated cash flows

        The following table presents our consolidated cash flows for the years ended December 31, 2015 and 2014. We currently generate significant cash flows from our aircraft leasing business. The following table and analysis should be read in conjunction with "Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources".

	Year Ended December 31,
	2015	2014
	(U.S. dollar amounts in millions)
Net cash provided by operating activities	$3,360.0	$2,313.7
Net cash used in investing activities	(1,715.9)	(1,848.8)
Net cash (used in) provided by financing activities	(728.3)	734.1

        Cash flows provided by operating activities.    Our cash flow provided by operating activities increased by $1,046.3 million, or 45%, to $3,360.0 million for the year ended December 31, 2015 from $2,313.7 million for the year ended December 31, 2014 primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of new aircraft partially offset by the operating impact of the sale of older aircraft during the year ended December 31, 2015.

        Cash flows used in investing activities.    Our cash flow used in investing activities decreased by $132.9 million, or 7%, to $1,715.9 million for the year ended December 31, 2015 from $1,848.8 million for the year ended December 31, 2014. The causes of the decrease in cash used in investing activities included an increase of $1,090.4 million in cash used for aircraft purchases, which was more than offset by an increase of $998.6 million in cash flow from asset sales proceeds and an increase of $14.0 million from the collections of finance and sales-type leases, $15.4 million provided by the movement of our restricted cash balances, and a decrease in cash used for the acquisition of ILFC, net of cash acquired, of $195.3 million.

        Cash flows (used in) provided by financing activities.    Our cash flow used in financing activities was $728.3 million for the year ended December 31, 2015 compared to cash flow provided by financing activities of $734.1 million for the year ended December 31, 2014. This change in cash flows used in or provided by financing activities was due to $761.2 million of cash used for the repurchase of shares, $32.8 million of cash used for the payments of tax withholdings on share-based compensation, a decrease of $629.2 million in new financing proceeds, net of repayments and debt issuance costs, and a decrease of $39.2 million in net receipts of maintenance and security deposits.

Liquidity and capital resources

        Aircraft leasing is a capital-intensive business and we have significant capital requirements. These requirements include, at times, requirements to make pre-delivery payments, in addition to the requirements to pay the balance of the purchase price for aircraft on delivery. As of December 31, 2015, we had 447 new aircraft on order, including 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 51 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 27 Airbus A350 aircraft, and one Boeing 737NG aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

        Our existing sources of liquidity are sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

        In order to satisfy our contractual purchase obligations which include both pre-delivery payments and aircraft acquisition costs, we expect to incur capital expenditures of approximately $5 billion per annum, on average, over the next three years based on our current order book. Sources of new debt finance for these capital expenditures would be through access to capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

        In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

        Our cash balance as of December 31, 2015 was $2.8 billion, including unrestricted cash of $2.4 billion. As of December 31, 2015, we had approximately $6.7 billion of undrawn lines of credit available under our credit and term loan facilities. Our total liquidity, including undrawn lines of credit, unrestricted cash and contracted asset sales, was $9.2 billion as of December 31, 2015. As of December 31, 2015, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.8 billion, totaled $29.0 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        Our debt, including fair value adjustments of $0.8 billion, was $29.8 billion as of December 31, 2015 and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps was 3.63% during the year ended December 31, 2015. Our debt to equity ratio was 2.9 to 1 as of December 31, 2015. Debt to equity ratio is obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less 50% equity credit with respect to $1.5 billion of subordinated debt. Adjusted equity means total equity, plus the 50% equity credit.

        Please refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

        AerCap Holdings N.V. is incorporated in the Netherlands and headquartered in Ireland, and is not directly engaged in business within, nor has a permanent establishment in, the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings. Accordingly, we do not have to accrue and pay any U.S. taxes as a result of repatriation of earnings from our foreign subsidiaries.

        Likewise, while we were tax resident in the Netherlands, we did not have to accrue and pay any taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we are tax resident in Ireland and we do not expect that the repatriation of earnings from our foreign subsidiaries will give rise to any additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2015, $312.4 million out of $2,403.1 million of cash and short-term investments were held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in "Item 10. Additional Information—Taxation—Withholding tax" and "Item 3. Key Information—Risk Factors—Risks related to our organization and structure—If our subsidiaries do not make distributions to us we will not be able to pay dividends".

Contractual obligations

        Our contractual obligations consist of principal and interest expense payments on debt, excluding deferred debt discount and fair value adjustments, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases. We intend to fund our contractual obligations through unrestricted cash, lines of credit and other borrowings, estimated operating cash flows and cash flows from contracted asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table provides details regarding our contractual obligations and their maturity dates as of December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter	Total
	(U.S. dollar amounts in thousands)
Unsecured debt facilities	$1,577,959	$2,700,000	$770,000	$3,099,864	$2,500,000	$4,300,000	$14,947,823
Secured debt facilities	2,398,588	1,063,180	2,372,810	1,825,650	1,442,839	3,345,318	12,448,385
Subordinated debt facilities	—	—	—	—	—	1,564,280	1,564,280
Estimated interest payments(a)	1,369,916	1,133,125	968,030	754,586	589,381	3,086,367	7,901,405
Purchase obligations(b)	3,883,380	5,647,627	5,817,938	4,484,003	3,608,082	3,017,180	26,458,210
Operating leases(c)	10,828	13,908	11,800	9,657	9,732	65,253	121,178

Total	$9,240,671	$10,557,840	$9,940,578	$10,173,760	$8,150,034	$15,378,398	$63,441,281

(a)
Estimated interest payments for floating rate debt are based on rates as of December 31, 2015. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)
Includes commitments to purchase 413 aircraft, 34 purchase and leaseback transactions and spare engine commitments. See Note 29—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.

(c)
Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements

        We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Please refer to Note 27—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Non-GAAP measures

        The following are definitions of non-GAAP measures used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures.

Adjusted net income

        This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and swaps, an adjustment for maintenance rights related expense, and expenses relating to the ILFC transaction and integration, in each case during the applicable period and net of tax, to U.S. GAAP net income.

        In addition to U.S. GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

        We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and to protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our leases, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in interest expense during each period.

        In connection with the ILFC Transaction, we have recognized maintenance rights intangible assets associated with existing leases on legacy ILFC aircraft and we are expensing these assets during the remaining lease terms. The adjustment for maintenance rights related expense represents the difference between expensing the maintenance rights intangible assets on a more accelerated basis during the remaining lease terms as compared to expensing these assets on a straight-line basis over the remaining economic lives of the aircraft.

        During the years ended December 31, 2015 and 2014, adjusted net income also excluded transaction and integration expenses related to the ILFC Transaction.

        The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2015	2014
	(U.S. dollar amounts in millions)
Net income attributable to AerCap Holdings N.V.	$1,178.7	$810.4	$368.3	45%
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	15.9	14.6	1.3	9%
Transaction and integration related expenses, net of tax	8.4	130.2	(121.8)	(94)%
Maintenance rights related expenses, net of tax	72.8	(99.7)	172.5	NA

Adjusted net income	$1,275.8	$855.5	$420.3	49%

Net interest margin or net spread

        This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

        The following is a reconciliation of net spread to basic lease rents for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2015	2014
	(U.S. dollar amounts in millions)
Basic lease rents	$4,635.8	$3,282.8	$1,353.0	41%
Interest expense	1,099.9	780.3	319.6	41%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(18.1)	(16.7)	(1.4)	8%

Adjusted interest expense	1,081.8	763.6	318.2	42%

Net interest margin, or net spread	$3,554.0	$2,519.2	$1,034.8	41%

Item 6.    Directors, Senior Management and Employees

Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term(a)
Directors
Pieter Korteweg	74	Non-Executive Chairman of the Board of Directors	September 2006	2018 AGM
Aengus Kelly	42	Executive Director and Chief Executive Officer	May 2011	2019 AGM
Salem Al Noaimi	40	Non-Executive Director	May 2011	2017 AGM
Homaid Al Shimmari	48	Non-Executive Director	May 2011	2017 AGM
James (Jim) Chapman	53	Non-Executive Director	July 2006	2017 AGM
Paul Dacier	58	Non-Executive Director and Vice Chairman	May 2010	2018 AGM
Richard (Michael) Gradon	56	Non-Executive Director	May 2010	2018 AGM
Marius Jonkhart	66	Non-Executive Director	July 2006	2017 AGM
Robert (Bob) Warden	43	Non-Executive Director	July 2006	2018 AGM
Officers
Wouter (Erwin) den Dikken	48	Chief Operating Officer and Chief Legal Officer
Keith Helming	57	Chief Financial Officer
Philip G. Scruggs	51	Chief Commercial Officer and President
Peter Anderson	40	Head of Asia Pacific
Peter Juhas	44	Deputy Chief Financial Officer
Tom Kelly	52	Chief Executive Officer, AerCap Ireland Limited
Edward (Ted) O'Byrne	44	Chief Investment Officer
Martin Olson	54	Head of OEM Relations
Paul Rofe	56	Group Treasurer
Sean Sullivan	47	Head of Americas
Joe Venuto	58	Chief Technical Officer
Kenneth Wigmore	47	Head of EMEA

(a)
The term for each director ends at the Annual General Meeting ("AGM") typically held in April or May of each year.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a Director of AerCap since September 27, 2006. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Member of the Supervisory Board of Bawag PSK Bank (Vienna), Member of the Board of Bawag Holding GmbH (Vienna), Chairman of the Board of Capital Home Loans Limited and Non-Executive Member of the Board of Haya Real Estate S.L.U. (Madrid). He currently also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served, amongst others, as Member of the Supervisory Board of Mercedes Benz Nederland BV, as Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General at the Dutch Ministry of Finance. Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. He holds a PhD in Economics from Erasmus University Rotterdam.

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

        Salem Al Noaimi.    Mr. Al Noaimi has been a Director of AerCap since May 18, 2011. Mr. Al Noaimi is also Waha Capital's Chief Executive Officer and Managing Director, responsible for leading the company's overall strategy across its business lines. Mr. Al Noaimi has served as Waha's CEO over the past seven years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the Board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Anglo Arabian Healthcare and Bahrain's ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

        Homaid Al Shimmari.    Mr. Al Shimmari has been a Director of AerCap since May 18, 2011. Mr. Al Shimmari is also the Chief Executive Officer of Mubadala Aerospace & Engineering Services, acting Chief Executive Officer of Energy at Mubadala and member of the Investment Committee at Mubadala. He holds prominent roles with key aerospace, communications technology, defense and energy companies and organizations, including Chairman of Emirates Defence Industries Company ("EDIC"), Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment (ADASI), and Abu Dhabi Ship Building and currently holds board positions with Mubadala Petroleum, Masdar, Global Foundries, Piaggio Aero Industries, Abu Dhabi Aviation, Royal Jet and du-Emirates Integrated Telecommunications Company PJSC. Before joining Mubadala, Mr. Al Shimmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shimmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

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

        Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of Exclusive Hotels, and is on the Board of Directors of The All England Lawn Tennis Ground PLC, The All England Lawn Tennis Club and The Wimbledon Championships. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company ("P&O") where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O's property division. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an MA degree in law from Cambridge University.

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

        Robert (Bob)Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. He is also currently a Partner at Pamplona Capital Management, a private equity investment firm, which he joined in August 2012. Mr. Warden serves as a director for several private companies affiliated with Pamplona. Prior to joining Pamplona, Mr. Warden was Managing Director at Cerberus Capital Management, L.P. from February 2003 to August 2012, a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his A.B. from Brown University.

Officers

        Wouter (Erwin) den Dikken.    Mr. den Dikken was appointed Chief Operating Officer of AerCap in 2010 in addition to his role as Chief Legal Officer to which role he was appointed in 2005. Mr. den Dikken also previously served as the Chief Executive Officer of AerCap's Irish operations. He joined AerCap's legal department in 1998. Prior to joining AerCap, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

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

        Peter Juhas.    Mr. Juhas was appointed Deputy Chief Financial Officer of AerCap in September 2015. Prior to joining AerCap, Mr. Juhas was the Global Head of Strategic Planning at AIG, where he led the development of the company's strategic and capital plans as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was a Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.

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

        Edward (Ted) O'Byrne.    Mr. O'Byrne was appointed Chief Investment Officer of AerCap in January 2011. Previously he held the position of Head of Portfolio Management overseeing aircraft trading, OEM relationships and portfolio management activities. Mr. O'Byrne joined AerCap in July 2007 as Vice President of Portfolio Management and Trading. Prior to joining AerCap, he worked as

Airline Marketing Manager at Airbus North America and later as Director, Sales Contracts for Airbus Leasing Markets in Toulouse, France. Mr. O'Byrne received his MBA from the University of Chicago Booth School of Business and his B.A. from EuroMed in France.

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

        Kenneth Wigmore.    Mr. Wigmore assumed the position of Head of Europe, Middle East and Africa ("EMEA") upon the consummation of the ILFC Transaction. Previously he held the positions in AerCap of Chief Marketing Officer and Head of Marketing for the Americas, overseeing customer relationships in North and South America for AerCap since January 2008. Mr. Wigmore joined AerCap in April 2003 as Vice President, Airline Marketing. Prior to joining AerCap, he worked as an Airline Analyst and later as Sales Director, China over a nine year period with the aircraft manufacturer Fairchild Dornier. Mr. Wigmore holds a Bachelor of Science degree from Mount Saint Mary's University in Maryland.

Compensation

Compensation of non-executive directors

        We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors and €115,000 for the Vice Chairman) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition, our non-executive directors receive an annual equity award as provided for in AerCap's remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following market compensation analysis conducted by an independent benefits advisory firm, and in accordance with the terms of the Equity Incentive Plan 2014. As of December 31, 2015, our non-executive directors hold options to acquire a total of 28,350 AerCap ordinary shares and 27,810 restricted stock, which equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive compensation

        The aircraft leasing business is highly competitive. As the world's largest independent company in this industry, we seek to attract and retain the most talented and successful executives to manage our business and to motivate them with appropriate incentives to execute on our strategy and deliver attractive returns for our shareholders. We have designed our compensation plans to meet these objectives.

Compensation goal	How goal is accomplished
Attract and retain leading executive talent	• Design compensation elements to enable us to compete effectively for executive talent
• Selectively retain executives acquired through business transactions considering industry and functional knowledge, leadership abilities and fit with Company culture
• Perform market analysis to stay informed of compensation trends and practices
Align executive pay with shareholder interest	• Concentrate executive pay heavily in equity compensation
• Require robust equity ownership and retention
• Motivate senior executives with meaningful incentives to generate long-term returns
Pay for performance	• Pay annual bonuses based on performance against one-year budgeted target set by the Nomination and Compensation Committee
• Tie long-term incentive program awards to the achievement of multi-year economic profit targets approved by the Nomination and Compensation Committee
• Reward high-performers with above-target pay when predetermined goals are exceeded
• Evaluate and adjust, if considered appropriate, for the impact of unanticipated favorable or unfavorable transactions/events on compensation payouts
Manage risk	• Prohibit hedging of Company securities and pledging of AerCap equity prior to vesting
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject incentive compensation to clawback provisions for the executive director in place for Netherlands-based companies

        During the year ended December 31, 2015, we paid an aggregate of approximately $7.8 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including $0.5 million as part of their retirement and pension plans. Due to changes in the Dutch pension system as of January 1, 2015, amounts paid by the Company to fund retirement annuities for annual salary amounts in excess of €100,000 were paid directly to our Dutch tax resident officers (and other Dutch tax resident employees) as a separate component of salary instead of paid to a third party and applied towards a supplemental premium.

        The compensation packages of our Group Executive Committee members (Aengus Kelly, Wouter (Erwin) den Dikken, Keith Helming and Philip Scruggs) and certain other officers, consisting of base salary, annual bonus and, for some officers, annual grants of AerCap equity instruments ("Annual Equity Awards"), along with other benefits, are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary, bonus and Annual Equity Awards, along with other benefits, is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon recommendation of the Nomination and Compensation Committee) may grant AerCap equity incentive awards to our officers on a non-recurring basis ("Other Equity Awards") under our equity incentive plans, as further outlined below.

        The amount of the annual bonus and, if applicable, the number of Annual Equity Awards granted to our Group Executive Committee members and other participating officers are dependent on the target bonus level and, if applicable, the target Annual Equity Awards level, established before the performance period begins by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer: the Board of Directors, upon recommendation of the Nomination and Compensation Committee), in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual Group Executive Committee member or other officer involved. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions and approval by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors upon recommendation of the Nomination and Compensation Committee) which, if so, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise. The Annual Equity Awards are granted in arrears. The Annual Equity Awards are time-based with a three-year vesting period, subject to certain exceptions.

        The Other Equity Awards granted to our officers during 2014 and 2015 have vesting periods ranging between three years and five years and are subject to vesting criteria based on our average performance, relative to our internal budget, over a number of years in order to promote and encourage good performance over a prolonged period of time. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in the case of a change of control as defined in the respective equity award agreements as per customary practice.

        Severance payments are part of the employment agreements with our Group Executive Committee members. The amount of the pre-agreed severance is based upon calculations in accordance with their respective age and years of service.

        The Company is subject to the Netherlands' Clawback of Bonuses Act that went into effect as of January 1, 2014. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day to day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day to day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2015, we did not have any directors other than the executive director who were in charge of day to day management.

AerCap equity incentive plans

        Under our equity incentive plans, we have granted restricted stock units, restricted stock and stock options, to directors, officers and employees in order to enable us to attract, retain and motivate such people and to align their interests with ours, including but not limited to retention and motivation in relation to the implementation of the ILFC Transaction.

        On December 14, 2015, the restricted stock units held by some of our officers and non-executive directors were converted into restricted stock on a one-to-one basis. The converted restricted stock is subject to restrictions and conditions identical to the restricted stock units, including vesting conditions. Part of the restricted stock was withheld by the Company to pay taxes incurred in connection with the conversion. The conversions were consummated in order to avoid double taxation upon vesting of the restricted stock units following the migration of the Company's headquarters to Ireland in early 2016. For the same reason, the 2015 Annual Equity Awards were granted to the officers involved in December 2015 in lieu of the first quarter of 2016.

        We require our Group Executive Committee members to own Company shares having a value equal to at least ten times their annual base salary, in order to further align their interests with the long-term interests of our shareholders. This threshold amount includes shares owned outright, vested stock-based equity awards, and time-based restricted stock units or restricted stock (whether or not vested). New Group Executive Committee members have a five year grace period to meet this threshold. In addition, each Group Executive Committee member is required to hold 50% of the net shares (after satisfaction of any exercise price or tax withholding obligations) delivered to him or her pursuant to Company equity awards since January 1, 2007, for so long as such member remains employed by the Company (or, if earlier, until such member reaches 65 years of age). Sales of Company shares are conducted with a view to avoiding undue impact on the Company share price and in compliance with laws and regulations. Each executive must consult with the Chairman before executing any sale of the Company's shares.

        Our policies prohibit our directors, officers and employees from trading in Company securities while aware of material non-public information, or engaging in hedging and other "short" transactions involving Company securities. In addition, our directors, officers and employees are prohibited from pledging equity incentive awards prior to vesting.

        Please refer to Note 18—Share-based compensation to our Consolidated Financial Statements included in this annual report for more details on our equity incentive plans.

Board Practices

General

        Our Board of Directors currently consists of nine directors, eight of whom are non-executive.

        As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Our Board of Directors meets The Dutch Corporate Governance Code independence requirements. For a non-executive director to be considered "independent", he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; or (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

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

        Shareholders may remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders, provided that our Board of Directors has proposed the removal. Our shareholders may also remove or suspend a director, without there being a proposal by the Board of Directors, by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

        Under our articles of association, the rules for the Board of Directors and the board committees, and Dutch corporate law, the members of the Board of Directors are collectively responsible for the management, general and financial affairs, policy, and strategy of our company.

        The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our articles of association and our internal rules for the Board of Directors. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the non-executive directors are guided by the interests of the company and shall, within the boundaries set by relevant Dutch law, take into account the relevant interests of our shareholders and other stakeholders in AerCap. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.

        The Chairman of the Board is obligated to ensure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties; (ii) each director has sufficient time for consultation and decision making; and (iii) the Board of Directors and the board committees are properly constituted and functioning.

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

        Subject to Dutch law, resolutions of the Board of Directors may be passed in writing by a majority of the directors in office. Pursuant to Dutch laws and the internal rules for our Board of Directors, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by a majority of our Board of Directors, excluding such interested director or directors.

        In 2015, the Board of Directors met on nine occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as AerCap's annual reports and annual accounts for the financial year 2014, topics for the AGM 2015, secured and unsecured financing transactions and AerCap's liquidity position, AerCap's hedging policies, optimization of AerCap's portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, emerging markets risks and opportunities, aircraft valuations, order of new Boeing 737MAX aircraft, AerCap's backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap's corporate and tax structure, relocation of the Company's principal place of business to Dublin, AeroTurbine strategy, reports from the various Board committees, the budget for 2016, remuneration and compensation, Board rotation, directors and officers succession planning, regulatory compliance, governance and risk management and control, including but not limited to compliance with the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act").

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

Group Executive Committee

        Our Group Executive Committee assists the Chief Executive Officer with regard to the operational management of the company, subject to the Chief Executive Officer's ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. The current members of our Group Executive Committee are Aengus Kelly (Chief Executive Officer), Wouter (Erwin) den Dikken (Chief Operating Officer), Keith Helming (Chief Financial Officer) and Philip Scruggs (President & Chief Commercial Officer). The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the company in their respective areas of responsibility.

Group Portfolio and Investment Committee

        Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Aengus Kelly, Salem Al Noaimi, James (Jim) Chapman, Edward (Ted) O'Byrne and Robert (Bob) Warden.

Group Treasury and Accounting Committee

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

Audit Committee

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three non-executive directors who are "independent" as defined by Rule 10A-3 under the Exchange Act, as well as under The Dutch Corporate Governance Code. The current members of our Audit Committee are James (Jim) Chapman (Chairman), Marius Jonkhart and Richard (Michael) Gradon.

        In 2015, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, external auditor's reports, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditor's audit plan for 2015, internal audit reports, the internal auditor's audit plan for 2016, the Company's compliance, risk management policies and integrity and fraud, the expenses incurred by the Company's most senior officers in carrying out their duties, the Company's tax planning policies, the functioning of the Audit Committee, the audit committee charter and the audit committee cycle. The Audit Committee had several separate sessions with the external auditor without management being present.

Nomination and Compensation Committee

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three non-executive directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Pieter Korteweg (Chairman), Salem Al Noaimi, Paul Dacier and Robert (Bob) Warden.

        In 2015, the Nomination and Compensation Committee met on four occasions. At these meetings it discussed and approved salaries and bonuses of senior members of management, relocation of key staff members to our Dublin office, succession planning and other compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In line with the Dutch Corporate Governance Code, the Company has provided the 2015 remuneration report in "Item 6. Directors, Senior Management and Employees—Compensation". In addition, various resolutions were adopted outside of these meetings.

        None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

Share ownership

        The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2015:

	Ordinary shares (unrestricted)	Restricted stock(a)	Restricted stock units(a)(b)	Ordinary shares underlying options(c)	Fully diluted ownership percentage(d)
Directors:
Salem Al Noaimi	—	2,037	—	3,954	*
Homaid Al Shimmari	—	—	—	—	*
James (Jim) Chapman	7,458	5,150	—	1,803	*
Paul Dacier (Vice Chairman)	10,109	4,488	—	5,728	*
Richard (Michael) Gradon	592	4,022	—	1,803	*
Marius Jonkhart	6,500	3,036	—	5,728	*
Aengus Kelly (CEO)(e)	572,012	1,328,113	792,227	—	1.4%
Pieter Korteweg (Chairman)	20,000	5,557	—	3,606	*
Robert (Bob) Warden	—	3,520	—	5,728	*

Total Directors	616,671	1,355,923	792,227	28,350
Group Executive Committee Members:
Wouter (Erwin) den Dikken (COO)	224,178	—	819,836	287,500	*
Keith Helming (CFO)	422,950	461,298	—	—	*
Philip Scruggs	—	667,317	—	—	*

Total Directors and Group Executive Committee Members	1,263,799	2,484,538	1,612,063	315,850

*
Less than 1.0%.

(a)
All restricted stock and restricted stock units are subject to time-based or performance-based vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 37,596 will vest on February 14, 2016, 191,544 will vest on February 24, 2016, 4,917 will vest on January 1, 2017, 20,455 will vest on February 13, 2017, 468,438 will vest on May 31, 2017, 4,319 will vest on January 1, 2018, 42,124 will vest on February 17, 2018, 2,514,634 will vest on May 31, 2018, 20,347 will vest on February 19, 2019 and 792,227 will vest on May 31, 2019.

(b)
On December 14, 2015, restricted stock units held by our directors and Group Executive Committee members, except the restricted stock units remaining in this table, were converted into restricted stock on a one-to-one basis. The converted restricted stock is subject to restrictions and conditions identical to the restricted stock units, including vesting conditions. Part of the restricted stock was withheld by AerCap Holdings N.V. to pay taxes incurred in connection with the conversion.

(c)
187,500 of these outstanding options expire on September 13, 2017 and carry a strike price of $24.63 per option. 100,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. 5,322 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 8,604 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 14,424 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(d)
Percentage amount assumes the exercise by such persons of all options to acquire shares exercisable within 60 days and no exercise of options by any other person.

(e)
Mr. Aengus Kelly is our Chief Executive Officer and an Executive Director of the Board.

        All of our ordinary shares have the same voting rights.

        The address for all of our officers and directors is c/o AerCap Holdings N.V., La Touche House, IFSC, Dublin 1, Ireland.

Employees

        The following table presents the number of employees relating to our aircraft leasing business at each of our principal geographic locations as of December 31, 2015, 2014 and 2013.

	As of December 31,
Location	2015	2014	2013
Dublin, Ireland	90	65	—
Amsterdam, the Netherlands	90	89	79
Shannon, Ireland	74	64	55
Los Angeles, California	72	63	—
Singapore	41	32	5
Other(a)	18	19	24

Total(b)	385	332	163

(a)
Includes employees located in China, the United Kingdom, the United Arab Emirates and throughout the United States.

(b)
Includes seven part-time employees and 11 employees on short-term contracts as of December 31, 2015.

        None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.

        In addition to the above, as of December 31, 2015, we had 411 employees primarily located in Miami, Florida and Goodyear, Arizona relating to AeroTurbine, a subsidiary we acquired as part of the ILFC Transaction.

Item 7.    Major Shareholders and Related Party Transactions

Major shareholders

        Beneficial holders of 5% or more of our ordinary outstanding shares as of December 31, 2015, based on available public filings include: Wellington Management Co. LLP at 11.6% (22,853,743 shares) and Fidelity Management & Research Co. at 5.8% (11,368,433 shares).

        On May 14, 2014, AerCap issued 97,560,976 new ordinary shares and paid $2.4 billion in cash to AIG to successfully complete the ILFC Transaction. Immediately following the ILFC Transaction, AIG owned approximately 46% of our outstanding ordinary shares. On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase of 15,698,588 ordinary shares. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares or has any designees on our Board of Directors.

        In addition, in the second half of 2014, Waha Capital PJSC entered into sale and funded collar transactions with respect to the entire amount of the ordinary shares they held. We understand Waha has the right to acquire, through a call right, up to the same number of shares that are the subject of the funded collar transactions (26,846,611 shares, which is 13.6% of our ordinary outstanding shares).

        According to filings with the SEC, Waha Capital PJSC acquired 124,846 shares on December 14, 2015 and a further 3,875,154 shares on January 19, 2016.

        We do not register the jurisdiction of all record holders as this information is not always available. We believe that very few of our ordinary shares as of December 31, 2015, were held by record holders in the Netherlands. All of our ordinary shares have the same voting rights.

Related party transactions

        Please refer to Note 11—Investments, Note 27—Variable interest entities and Note 28—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.

        The below disclosure regarding related party transactions with AIG is provided because AIG and its subsidiaries were considered AerCap related parties between the Closing Date and August 24, 2015, when AIG sold its remaining AerCap ordinary shares in a secondary public offering and when AIG's remaining designee resigned from our Board of Directors.

Shareholders' agreement and registration rights agreement with AIG in connection with the ILFC Transaction

        As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. As a condition to the closing of the ILFC Transaction, we and AIG entered into a shareholders' agreement (the "Shareholders' Agreement") and a registration rights agreement. The Shareholders' Agreement provided for certain rights and restrictions associated with the AerCap ordinary shares issued to AIG as part of the consideration for the ILFC Transaction, and the registration rights agreement provided for customary registration rights associated with those ordinary shares. We filed a registration statement on Form F-3 with the SEC on March 31, 2015 pursuant to the registration rights agreement. Following the transactions described under "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders", as of August 24, 2015, AIG no longer owned any of our outstanding ordinary shares and the Shareholders' Agreement automatically terminated.

The Share Repurchase

        In June 2015, we reached an agreement with AIG to repurchase $750 million of our ordinary shares (the "Share Repurchase Agreement") at a price per share equal to the price per share being paid by the underwriters to the selling shareholder in the secondary offering of our ordinary shares by AIG announced on June 1, 2015, subject to certain adjustments and limitations. Consideration for this transaction consisted of the issuance of the $500 million of Junior Subordinated Notes to AIG and $250 million of cash on hand. The closing of the transaction was contingent on all conditions precedent to the closing of AIG's previously announced secondary offering and certain other customary conditions. The transaction closed on June 9, 2015, at an approximate price per share of $47.77, representing 15,698,588 of our ordinary shares. Pursuant to the Share Repurchase Agreement, upon the issuance of the Junior Subordinated Notes, the amount available under the AIG Revolver, as defined in Note 15—Debt to our Consolidated Financial Statements included in this annual report, was reduced from $1.0 billion to $500 million. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares or has any designees on our Board of Directors.

Registration rights agreement with AIG in connection with the Share Repurchase

        In connection with the issuance of the Junior Subordinated Notes to AIG as part of the consideration associated with the Share Repurchase, we entered into a registration rights agreement with AIG providing for customary registration rights with respect to the Junior Subordinated Notes.

Item 8.    Financial Information

Consolidated statements and other financial information

        Please refer to pages F-1 through F-104 of this annual report.

Significant changes

        Please see Note 32—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.

Item 9.    The Offer and Listing

Offer and listing details

        Not applicable.

Markets

        AerCap's shares are traded on the NYSE under the symbol "AER".

Trading on the New York Stock Exchange

        The following table presents, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE Composite Tape:

	Price per AerCap Holdings N.V. ordinary share(a)
	High	Low
	($)	($)
Annual highs and lows
2011	15.99	8.77
2012	13.95	10.51
2013	39.10	13.73
2014	50.02	34.38
2015	51.50	37.42
2015 and 2014 quarterly highs and lows
Quarter 1 2014	43.69	34.38
Quarter 2 2014	48.81	37.88
Quarter 3 2014	50.02	40.68
Quarter 4 2014	45.78	35.59
Quarter 1 2015	47.09	37.42
Quarter 2 2015	51.50	43.55
Quarter 3 2015	49.04	37.47
Quarter 4 2015	46.32	37.75
2015 monthly highs and lows
January	40.88	37.42
February	47.09	39.63
March	45.27	42.90
April	47.22	43.55
May	49.85	46.81
June	51.50	45.50
July	48.10	43.67
August	49.04	39.28
September	44.36	37.47
October	43.82	37.75
November	45.46	39.09
December	46.32	38.87
2016 monthly highs and lows
January	42.42	28.70
February	36.09	24.61
March (through March 18, 2016)	39.31	35.76

(a)
Share prices provided are intraday highs and lows for all periods presented.

        On March 18, 2016, the closing sales price for our ordinary shares on the NYSE as reported on the NYSE Composite Tape was $38.32.

Item 10.    Additional Information

Memorandum and articles of association

        Set forth below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code ("Boek 2 van het Burgerlijk Wetboek"), which governs the rights of holders of our ordinary shares. Please see "Item 6—Directors, Senior Management and Employees" for a discussion of Netherlands laws and our internal rules concerning directors' power to vote on proposals in which they are materially interested.

Ordinary share capital

        Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by AerCap, subject to provisions stemming from private international law. Our ordinary shares are, in general, freely transferable.

Regulatory obligations regarding certain share transactions

        AerCap Cash Manager Limited and AerCap Cash Manager II Limited, which are members of the AerCap group, are subject to regulation by the Central Bank of Ireland. As a result, the acquisition or disposal directly or indirectly of interests in AerCap shares or similar interests may be subject to regulatory requirements involving the Central Bank of Ireland as set forth below. The following disclosure is for informational purposes only and AerCap cannot provide Irish legal advice to actual or potential investors. Actual or potential investors in AerCap must obtain their own legal advice in relation to their position.

        Under the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) (the "MiFID Regulations"), a person or a group of persons acting in concert proposing to acquire a direct or indirect holding of ordinary shares or other similar interests in AerCap must give the Central Bank of Ireland prior written notice of such proposed acquisition if the acquisition would directly or indirectly (i) represent 10% or more of the capital or voting rights in AerCap; (ii) result in the proportion of capital or voting rights in AerCap held by such person or persons reaching or exceeding 10%, 20%, 33% or 50% of the capital or voting rights in AerCap; or (iii) in the opinion of the Central Bank of Ireland, make it possible for that person or those persons to control or exercise a significant influence over the management of either or both of our entities subject to the regulation by the Central Bank of Ireland. Any such proposed acquisition shall not proceed until (a) the Central Bank of Ireland has informed such proposed acquirer or acquirers that it approves such acquisition or (b) the period prescribed in section 181 of the MiFID Regulations has elapsed without the Central Bank of Ireland having given notice in writing that it opposes such acquisition. It is important in this regard to note that the validity as a matter of Irish law of affected transactions, if completed without prior notification to, or assessment by, the Central Bank of Ireland, will not be recognized in Ireland. Corresponding provisions apply to the disposition of ordinary shares in AerCap, except that, in such case, no approval is required, but prior notice of the disposition must be given to the Central Bank of Ireland. The relevant regulated entities of the AerCap group are required under Irish law to notify the Central Bank of Ireland of relevant acquisitions or disposals of which they become aware.

Issuance of ordinary shares

        The General Meeting of Shareholders can resolve upon the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares, but only upon a proposal by the Board of Directors specifying the price and further terms and conditions. The General Meeting of Shareholders may designate our Board of Directors as the authorized corporate body for this purpose. Such designation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.

        At the Annual General Meeting held in 2011, pursuant to our articles of association, our Board of Directors has been authorized to issue ordinary shares or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital from time to time, which authorization is valid for a period of five years.

Preemptive rights

        Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.

        The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the Annual General Meeting held in 2011, pursuant to our articles of association, our Board of Directors has been authorized to limit or exclude preemptive rights, which authorization is valid for a period of five years.

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

        At the Annual General Meeting held in 2015, our shareholders resolved to authorize the Board for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company's issued share capital and (ii) to repurchase ordinary shares up to an additional ten percent of the Company's issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company's issued share capital, and certain other conditions described in these resolutions.

Capital reduction and cancellation

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

        At the Annual General Meeting held in 2015, our shareholders resolved to cancel the Company's ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors of the exact number of ordinary shares to be cancelled. During 2015, we cancelled 9,698,588 ordinary shares that were repurchased from AIG on June 9, 2015.

General Meetings of Shareholders

        Our articles of association determine how our annual General Meeting of Shareholders ("AGM") and any extraordinary General Meeting of Shareholders are convoked. At least one annual General Meeting of Shareholders must be held every year. Shareholders can exercise their voting rights by submitting their proxy forms or equivalent means prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders. Shareholders may exercise their meeting rights in person after notifying us prior to a set date and providing us with appropriate evidence of ownership of the shares and authority to vote prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders.

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

        The following resolutions require a two thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

  •
  capital reduction;

  •
  exclusion or restriction of preemptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose; and

  •
  legal merger or legal demerger within the meaning of Title 7 of Book 2 of the Dutch Civil Code.

        If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.

        An agreement of AerCap to enter into a (i) statutory merger whereby AerCap is the acquiring entity; or (ii) a legal demerger, with certain limited exceptions, must be approved by the shareholders.

        The Annual General Meeting of shareholders was held on May 13, 2015. The Annual General Meeting of shareholders adopted the 2014 annual accounts and voted for all other items which required a vote.

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

  •
  the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership ("commanditaire vennootschap") or general partnership ("vennootschap onder firma"); and

  •
  the acquisition or disposal by us of a participating interest in a company's share capital, the value of which amounts to at least one third of the value of our assets.

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

Dutch statutory squeeze-out proceedings

        If a person or a company or two or more group companies within the meaning of Article 2:24b of the Dutch Civil Code acting in concert holds in total 95% of a Dutch public limited liability company's issued share capital by par value for their own account, the laws of the Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating statutory squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Choice of law and exclusive jurisdiction

        Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of the Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of the Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of the Dutch courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in the Dutch courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, the Netherlands for the service of any document relating to such lawsuit of other legal proceedings.

Adoption of annual accounts and discharge of management liability

        Each year, our Board of Directors must prepare annual accounts within four months after the end of our financial year. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

        The adoption of the annual accounts by our shareholders does not release the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

Disclosure of insider transactions

        Members of our Board of Directors and our reporting officers report their transactions in AerCap equity interests to the SEC on a voluntary basis and to the Dutch Securities Regulator, AFM ("Autoriteit Financiele Markten").

Registrar and transfer agent

        A register of holders of the ordinary shares will be maintained by Broadridge in the United States who also serves as our transfer agent. The telephone number of Broadridge is 1-800-733-1121.

Risk management and control framework

        Our management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Supervision is exercised by our Audit Committee, as described in "Item 6. Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee". Our internal risk management and control framework is based on the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The COSO framework aims to provide reasonable assurance regarding effectiveness and efficiency of an entity's operations, reliability of financial reporting, prevention of fraud and compliance with laws and regulations.

        Our internal risk management and control framework has the following key components:

Planning and control cycle

        The planning and control cycle consists of an annual budget and business plan prepared by management and approved by our Board of Directors, quarterly forecasts and operational reviews and monthly financial reporting.

Risk management and internal controls

        We have developed policies and procedures for all areas of our operations, both financial and non-financial, that constitutes a broad system of internal control. This system of internal control has been developed through a risk-based approach and enhanced with a view to achieving and maintaining full compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Our system of internal control is embedded in our standard business practices and is validated through audits performed by our internal auditors and through management testing of Sarbanes-Oxley Act controls, which is performed with the assistance of external advisors. In addition, senior management personnel and finance managers of our main operating subsidiaries annually sign a detailed letter of representation with regard to financial reporting, internal controls and ethical principles. Employees working in our finance or accounting functions are subject to a separate Finance Code of Ethics.

Code of Conduct and Whistleblower Policy

        Our Code of Conduct is applicable to all our employees, including the Chief Executive Officer, Chief Financial Officer and controllers. It is designed to promote honest and ethical conduct and timely and accurate disclosure in our periodic financial results. Our Whistleblower Policy provides for the reporting, if so wished on an anonymous basis, of alleged violations of the Code of Conduct, alleged irregularities of a financial nature by our employees, directors or other stakeholders, alleged violations of our compliance procedures and other alleged irregularities without any fear of reprisal against the individual that reports the violation or irregularity.

Compliance procedures

        AerCap has various procedures and programs in place to ensure compliance with relevant laws and regulations, including anti-insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures and anti-trust procedures. AerCap's compliance officer is responsible for the design and effective operation of the compliance procedures and programs. The procedures are subject to regular audits by, or on behalf of, the internal audit function.

Internal auditors

        We have an internal audit function in place to provide assurance to the Audit Committee, on behalf of the Board of Directors, and to AerCap's executive officers, with respect to AerCap's key processes. The internal audit function independently and objectively carries out audit assignments in accordance with the annual internal audit plan, as approved by the Audit Committee. The head of the internal audit function reports, in line with professional standards of the Institute of Internal Auditors, to the Audit Committee (functional reporting line) and to our Chief Executive Officer (administrative reporting line). The work of the internal audit department is fully endorsed by the Audit Committee and AerCap's executive officers and is considered a valuable part of AerCap's system of control and risk management.

Disclosure controls and procedures

        The Disclosure Committee assists our Chief Executive Officer and Chief Financial Officer in overseeing our financial and non-financial disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Dutch law and regulatory requirements. The Disclosure Committee obtains information for its recommendations from the operational and financial reviews, letters of representation which include a risk and internal controls self-assessment, input from the documentation and assessment of our internal controls over financial reporting and input from risk management activities during the year along with various business reports. The Disclosure Committee comprises various members of senior management.

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

        At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor's independence. The Audit Committee pre-approves every engagement of our external auditor. In accordance with applicable regulations, the partner of the external audit firm in charge of the audit activities is subject to rotation requirements. The current signing partner will rotate off after 2017.

Material contracts

        We have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See Note 15—Debt to our Consolidated Financial Statements included in this annual report for more information regarding our credit facilities and financing arrangements.

Exchange controls

        There are no limits under the laws of the Netherlands or in our articles of association on non-residents of the Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of the Netherlands on the conduct of our operations or affecting the remittance of dividends.

Taxation

        Effective as of February 1, 2016, we moved our headquarters and principal executive officers from Amsterdam, the Netherlands to Dublin, Ireland. From that date forward, AerCap Holdings N.V. has been managed and controlled from Ireland. As a result of the application of the tax treaty between the Netherlands and Ireland, we are no longer considered a resident of the Netherlands for tax purposes but instead a resident of Ireland for tax purposes.

Irish tax considerations

        The following is a general summary of certain Irish tax consequences applicable to both Irish tax resident and non-Irish residents as a result of the holding and disposal of ordinary shares where and while we are considered a resident of Ireland for the purposes of Irish tax from February 1, 2016 onward. This summary is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners as of the date of this annual report. Legislative, administrative or judicial changes may modify the tax consequences described below. The discussion below is included for general information purposes only.

        Please note that this summary does not constitute tax advice and is intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment.

        This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences of acquiring, holding and disposing our ordinary shares in their particular circumstances.

Dividend withholding tax

        Irish dividend withholding tax ("DWT"), (currently at a rate of 20%) will arise in respect of dividends or other distributions (including deemed distributions) we pay unless an exemption applies. A deemed distribution for these purposes would include, among other things, a payment made on the redemption, repayment or purchase of its own shares by a company except for such payments made by a quoted company in certain circumstances. Where DWT does arise in respect of dividends, the Company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

        An exemption from DWT is available on dividend payments made to certain non-Irish tax resident shareholders ("Exempt Non-Resident Shareholders"). Exempt Non-Resident Shareholders must be resident in a country with which Ireland has a double tax treaty ("Relevant Territory"), which includes, among others, the United States, as well as other member states of the European Union. Exempt Non-Resident Shareholders include:

  •
  individual shareholders (not being a company) who are not tax resident in Ireland and who are resident for the purposes of tax in a Relevant Territory;

  •
  corporate shareholders resident for the purposes of tax in a Relevant Territory and which are not controlled (directly or indirectly) by Irish tax residents;

  •
  corporate shareholders that are not resident in Ireland or a Relevant Territory, which are under the ultimate control of persons who are resident for the purposes of tax in a Relevant Territory (other than Ireland); or

  •
  corporate shareholders, that are not resident for tax purposes in Ireland, the principal class of shares of which (or of its 75% parent or where wholly owned by two or more companies, each such company) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance (which includes the New York Stock Exchange), and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding "U.S. resident shareholders"), the Exempt Non-Resident Shareholder has provided a relevant DWT declaration, as prescribed by the Irish Revenue Commissioners, to his or her broker before the record date for the dividend (in the case of shares held through the Depository Trust Company ("DTC")), and the relevant information is further transmitted to the Company (in the case of shares held through the DTC) or to our transfer agent (in the case of shares held outside of the DTC).

  U.S. resident shareholders

        A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC. The simplified procedures provide that such shareholders are not required to complete the Irish Revenue Commissioners' DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a "qualifying intermediary" as discussed further below.

        Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of the DTC will not be subject to DWT provided that the shareholder has completed the relevant DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled.

        If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners, subject to certain time limits.

  Distributions to a qualifying intermediary

        A distribution made by the Company to a "qualifying intermediary" (for example a bank or stockbroking firm) approved by the Irish Revenue Commissioners is exempt from DWT if the ultimate beneficial owner is an Exempt Non-Resident Shareholder. In such instances, the qualifying intermediary is required to identify the person who is beneficially entitled to the distribution and to ensure that the prescribed declarations are in place in advance of the dividend payment, or in the case of U.S. residents which hold our shares through the DTC, that the address of the beneficial owner of the shares is in the United States. The Company must apply DWT to a distribution unless it has been notified by the qualifying intermediary that the distribution to be received by the qualifying intermediary is for the benefit of an Exempt Non-Resident Shareholder.

        Prior to paying any dividend, the Company intends to put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a "qualifying intermediary", such that any dividends paid by the Company will be paid via a qualifying intermediary.

  Other non-resident persons

        Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT. If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

  Irish resident shareholders

        Irish tax resident or ordinarily resident individual shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company. Irish tax resident individual shareholders will be allowed a tax credit for the amount of DWT suffered on the dividend against their Irish income tax charge on the dividend income. Irish tax resident corporate shareholders will generally be entitled to claim an exemption from DWT.

        Irish tax resident or ordinarily resident individual shareholders that are entitled to receive dividends without DWT must complete the relevant DWT declaration form, as prescribed by the Irish Revenue Commissioners, and provide the declaration form to their brokers before the record date for the first dividend to which they are entitled (in the case of shares held through the DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of the DTC).

        Irish tax resident or ordinarily resident individual shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax adviser.

Irish income tax on dividends

  Non-Irish resident shareholders

        A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.

        A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder's liability to Irish tax on the dividend is effectively limited to the amount of DWT already deducted by the Company.

  Irish resident shareholders

        Irish tax resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance ("PRSI") and the Universal Social Charge ("USC") on the gross amount of any dividends received from the Company, with a credit allowed for any DWT suffered on the dividend. Such shareholders should consult their own tax adviser. Irish tax resident corporate shareholders should generally not be subject to Irish corporation tax on dividends from the Company.

Irish stamp duty

        Irish stamp duty will generally not be payable on transactions for cash in the Company's shares, unless the transfer of the shares is related to either immoveable property situated in Ireland or any interest in such property or to shares or marketable securities of an Irish incorporated company. In such cases a 1% stamp duty charge will arise for the acquirer based on the transfer consideration for the shares.

Irish tax on chargeable gains

  Non-residents of Ireland

        A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade carried on by such shareholder through a branch or agency in Ireland.

  Irish resident individuals/companies

        A disposal of our shares by an Irish tax resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares. Transfers between Irish tax resident spouses will not give rise to any chargeable gain or loss for capital gains tax purposes.

        A holder of our shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Irish capital acquisitions tax

        On a gift or inheritance of our shares, Irish capital acquisitions tax ("CAT"), will arise only where either the disponer and/or the recipient is tax resident or ordinary resident in Ireland. Where both the disponer and the recipient are not Irish tax resident or ordinary resident, no Irish CAT will arise on a gift or inheritance of shares in the Company. The current rate of Irish CAT for gifts and inheritances is 33% and there are various thresholds which apply before CAT becomes applicable. Gifts and inheritances between spouses are not subject to CAT.

        The Estate Tax convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of shares is subject to both Irish CAT and U.S. Federal Estate Tax. The Estate Tax Convention does not apply to Irish CAT paid on gifts.

Dutch tax considerations

        The following is a general summary of certain Dutch tax consequences of the holding and disposal of ordinary shares and applies until February 1, 2016. As of February 1, 2016, AerCap Holdings NV is effectively managed and controlled in Ireland and considered a resident of Ireland for the purposes of the Tax Treaty for the avoidance of double taxation between the Netherlands and Ireland. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares, some of which may be subject to special treatment under applicable law (such as trusts or similar arrangements). Holders should consult with their tax advisors with regards to the tax consequences of investing in the ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

        Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in the Dutch Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit-sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies as a "participation" for the purposes of the Dutch Corporate Income Tax Act 1969. A participation generally exists in case of a shareholding of at least 5% of the company's paid-up share capital.

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

Withholding tax

        Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. The withholding mechanism requires us to deduct from the dividend an amount of withholding tax to be paid to the Dutch tax authorities. The withholding tax is therefore effectively carried by the recipient of a dividend and not by us. The expression "dividends distributed" includes, among others:

  •
  distributions in cash or in kind;

  •
  liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for the purposes of Dutch dividend withholding tax;

  •
  an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for the purposes of Dutch dividend withholding tax, has been made or will be made; and

  •
  partial repayment of the paid-in capital, recognized for the purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (in Dutch, "zuivere winst"), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

        If a holder of ordinary shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

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

        To claim a reduced withholding tax rate under the Convention (both reduction and refund procedure), the U.S. Holder that is a company must file a request with the Dutch tax authorities for which no specific form is available.

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

        A qualifying tax-exempt entity that is a resident of a Member State of the European Union, or resident of a State of the European Economic Area that has been specifically designated in a Ministerial Regulation (Norway, Iceland and Liechtenstein), may be eligible for a refund of paid dividend taxes, if such entity also would not be subject to Dutch corporate income tax if it would be tax resident in the Netherlands. This refund is not available to entities that are engaged in similar activities as investment institutions (in Dutch, "beleggingsinstellingen") as referred to in Section 6a or 28 of the Dutch Corporate Income Tax Act 1969.

        Qualifying investors (such as pension funds, sovereign wealth funds and exempt government bodies) from outside the EU and the EEA (so-called third countries) may be eligible for a refund of Dutch dividend withholding tax. The refund only applies in connection to portfolio investments and in case the following conditions are cumulatively met:

  (i)
  the investor is resident in a designated country with which the Netherlands has concluded adequate arrangements for the exchange of information, and;

  (ii)
  the investor is not subject to any profits tax or exempt from any profits tax in the country of residence and would not have been subject to Dutch corporate income tax, if he/she had been resident in the Netherlands.

        Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes ("Dutch resident individuals" and "Dutch resident entities", as the case may be) can generally credit Dutch dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder. Individuals who have made an election for the application of the rules of the Dutch Income Tax Act 2001, as they apply to residents of the Netherlands, can credit Dutch dividend withholding tax against their Dutch income as referred to in Chapter 7 of the Dutch Income Tax Act 2001. In this respect, it is relevant whether the dividend income also would have qualified as Dutch taxable income without the application of this election.

        In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. Under certain circumstances, however, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

  (i)
  three percent of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

  (ii)
  three percent of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned deductions.

        Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

        Pursuant to legislation to counteract "dividend stripping", a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which shareholders retain their economic interest in shares but reduce the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

        A distribution of dividends to a holder of shares resident in the Netherlands is subject to Dutch dividend withholding tax at a rate of 15%. These holders can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability.

Taxes on income and capital gains

  Non-residents of the Netherlands

        A holder of ordinary shares will not be subject to Dutch taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of the ordinary shares, provided that:

  (i)
  such holder is neither a resident nor deemed to be resident in the Netherlands for Dutch tax purposes and, if such holder is an individual, such holder has not made an election (on the basis of the legislation applicable up to and including December 31, 2015) for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of the Netherlands;

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

  Dutch resident individuals

        If a holder of ordinary shares is a Dutch resident individual (including the non-resident individual holder who has made an election for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of the Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

  (i)
  the ordinary shares are attributable to an enterprise from which the Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch, "medegerechtigd tot het vermogen")of such enterprise, without being an entrepreneur or a shareholder, as defined in the Dutch Income Tax Act 2001; or

  (ii)
  the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that exceed ordinary active asset management (in Dutch, "normaal vermogensbeheer") or derives benefits from the ordinary shares that are taxable as benefits from other activities (in Dutch, "resultaat uit overige werkzaamheden").

        If the above mentioned conditions (i) and (ii) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch, "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his/her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the investment assets for the year is the fair market value of the investment less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are not subject to Dutch income tax.

  Dutch resident entities

        Any benefit derived or deemed to be derived from the ordinary shares held by Dutch resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 20% with respect to taxable profits up to €200,000and 25% with respect to profits in excess of that amount.

        A Dutch qualifying pension fund and a Dutch qualifying tax exempt investment fund (in Dutch: "vrijgestelde beleggingsinstelling") are, in principle, not subject to Dutch corporate income tax. A qualifying Dutch resident investment fund (in Dutch, "fiscale beleggingsinstelling") is subject to Dutch corporate income tax at a special rate of 0%.

Gift and inheritance taxes

  Non-residents of the Netherlands

        No Dutch gift or inheritance taxes will arise on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

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

Furthermore, Dutch inheritance tax will arise in case of a gift under a condition precedent by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, but at the date of his/her death was resident or deemed to be resident in the Netherlands, and the condition was fulfilled after the date of his/her death.

  Residents of the Netherlands

        Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or, on the death of, a holder of ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

        No Dutch gift tax will arise in case of a gift of the ordinary shares under a condition precedent by an individual who at the date of the gift was resident or deemed to be resident, but at the date of the fulfillment of the condition was neither resident nor deemed to be resident in the Netherlands, unless such individual dies within 180 days after the date of the fulfillment of the condition, while being resident or deemed to be resident in the Netherlands.

        For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift,—in case of a gift under a condition precedent—the date of the fulfillment of the condition or the death of this person. Additionally, for purposes of Dutch gift tax, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift or—in case of a gift under a condition precedent—the date of the fulfillment of the condition. Applicable tax treaties may override the tax implications of deemed residency.

Other taxes and duties

        No Dutch VAT and Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

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

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust; or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A "non-U.S. Holder" is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

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

Cash dividends and other distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the PFIC rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States; or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the NYSE. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.

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

        A non-U.S. Holder of ordinary shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States; or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Potential application of PFIC provisions

        We do not believe we will be classified as a PFIC for 2015. We cannot yet make a determination as to whether we will be classified as a PFIC for 2016 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is "passive income"; or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on "excess distributions" received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder's holding period; (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year; and (iii) the amount allocated to each previous tax year (other than the any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

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

        Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a qualified electing fund ("QEF") election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains; and (ii) as long-term capital gains, its pro rata share of our net long-term capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder's basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder's timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

        Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a "retroactive QEF election") may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year; and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder's ability to make a retroactive QEF election, the protective statement must be filed by the due date of the investor's return (including extensions) for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisors regarding the advisability of filing a protective statement.

        As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S. federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of its ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their tax advisors about the advisability of making a QEF election, protective QEF election and deferred payment election.

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

Information reporting and backup withholding

        Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than certain corporations and other exempt recipients. A 28% "backup" withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

        The above discussion is a general summary. It does not cover all tax matters that may be of importance to particular investors. All prospective investors are strongly urged to consult their own tax advisor about the tax consequences of an investment in our ordinary shares.

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

        All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register in Amsterdam, the Netherlands. Our net income for the year ended December 31, 2014 and our equity as of December 31, 2014 as set forth in our annual statutory accounts were $763.6 million and $7,812.4 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we enter into forward exchange contracts.

        The following discussion should be read in conjunction with Note 12—Derivative assets and liabilities and Note 15—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.

Interest rate risk

        Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.

        We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises to the extent that the mix of our floating rate debt is not matched with our interest earning assets or rents we receive on leases that are based on variable interest rates. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

        After taking our swap agreements into consideration, which in effect have fixed the interest rates of the hedged variable interest rate debt, the principal amount of our outstanding floating rate debt was approximately $8.7 billion or approximately 30% of the total principal amount of our outstanding indebtedness as of December 31, 2015. If interest rates were to increase by 1%, we would expect an average increase in interest expense on our floating rate indebtedness of approximately $30 million per year during the next three years, including the offsetting benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest earning cash balances. A decrease in interest rates would result in a saving in our interest expense, which would be partially offset by a reduction in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

        The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2015. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate caps
Average notional amounts	$2,572.7	$2,521.7	$1,782.3	$1,115.4	$438.0	$47.7	$19.0
Weighted average strike rate	2.1%	2.2%	2.4%	2.3%	2.3%	3.1%

	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate swaps
Average notional amounts	$23.1	$21.5	$19.9	$18.3	$15.4	$—	$—
Weighted average pay rate	1.5%	1.5%	1.5%	1.5%	1.5%	—%

        The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.

        Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the Group Treasury and Accounting Committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the Group Treasury and Accounting Committee.

Foreign currency risk and foreign operations

        Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees' operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

        Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

Disclosure controls and procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of our Board of Directors and the members of our Disclosure Committee, has evaluated, as of December 31, 2015, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's annual report on internal control over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation report of the registered public accounting firm

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2015 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in internal control over financial reporting

        There were no changes in AerCap's internal controls over financial reporting during the year of 2015 that materially affected, or were reasonably likely to materially affect, the effectiveness of the internal controls over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that James (Jim) Chapman and Marius Jonkhart are "audit committee financial experts", as that term is defined by SEC rules, and that they are "independent", as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Ethics

        Our Board of Directors has adopted our Code of Conduct, a code that applies to the members of our Board of Directors, including its Chairman, our officers and employees, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services

        Our auditors charged the following fees for professional services rendered for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(U.S. dollar amounts in thousands)
Audit fees	$7,731	$10,896
Audit-related fees	22	673
Tax fees	1,494	215
All other fees	326	400

Total	$9,573	$12,184

Audit Fees

        Audit fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as auditing of non-recurring transactions and implementation of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Audit-Related Fees

        Audit-related fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report.

Tax Fees

        Tax fees relate to the aggregated fees for services rendered on tax compliance.

All Other Fees

        All other fees relates to fees for services rendered on Extensible Business Reporting Language ("XBRL") financial information compliance.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million, increasing the total authorization under the program to $750 million.

        On June 9, 2015, the Company completed the repurchase of 15,698,588 of its ordinary shares from AIG for $750 million, at an approximate price per share of $47.77. The repurchase programs in 2015 were completed in June 2015.

        In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million, of AerCap ordinary shares, through June 30, 2016.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        The NYSE requires U.S. domestic entities with shares listed on the exchange to comply with its corporate governance standards. As we are a foreign private issuer, however, the NYSE only requires us to comply with certain NYSE rules relating to audit committees and periodic certifications to the NYSE as long as we comply with home country corporate governance standards (in our case, Dutch corporate governance standards). The NYSE requires that we disclose to investors any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE requirements.

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

  •
  that will have voting power or number equal to or in excess of 20% of either the voting power or the number of shares, respectively, outstanding before the issuance, with certain exceptions; or

  •
  that will result in a change of control of the issuer.

        Under Dutch rules, shareholders can delegate authority to issue ordinary shares to the Board of Directors at the annual general meeting of shareholders. In the past, our shareholders have delegated authority to issue ordinary shares to our Board at our annual general meeting of shareholders.

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

  •
  under Dutch rules, auditors must be appointed by the general meeting of shareholders, but NYSE rules require only that they be appointed by the audit committee;

  •
  both NYSE and Dutch rules require that a majority of the Board of Directors be independent, but the definition of independence under each set of rules is not identical. For example, Dutch rules require a longer "look-back" period for former directors; and

  •
  Dutch rules permit deviation from the rules if the deviations are explained in accordance with the rules, but NYSE rules do not allow such deviations.

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        Please refer to pages F-1 through F-104 of this annual report.

Item 19.    Exhibits

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.1
AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement) (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)
2.2
Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent (filed as an exhibit to our Form 6-K on September 11, 2008 and incorporated herein by reference)
2.3
Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.4
Deed of Amendment, dated as of April 9, 2014, relating to the Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.5
Subscription Agreement dated as of October 25, 2010 between AerCap Holdings N.V., Waha AC Coöperatief U.A. and Waha Capital PJSC (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
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
2.8
First Supplemental Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of June 15, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee (filed as an exhibit to our Registration Statement on Form F-4, File No. 333-182169-01 and incorporated herein by reference)
2.9
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.10
Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between AerCap Holdings N.V. and Waha AC Coöperatief U.A.(filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.11
Five-Year Revolving Credit Agreement dated as of December 16, 2013, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors Party thereto and American International Group, Inc. (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.12
Guarantee Assumption Agreement to the Five-Year Revolving Credit Agreement, dated as of May 14, 2014, by each of the Additional Subsidiary Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.13
Amended and Restated Credit Agreement, dated as of March 11, 2014, among AerCap Holdings N.V., AerCap Ireland Capital Limited, AerCap Aviation Solutions B.V., AerCap Ireland Limited, the lending institutions party thereto and Citibank, N.A., as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.14
First Amendment to the Amended and Restated Credit Agreement, dated as of March 16, 2015, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.15	Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto
2.16
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.17
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.18	Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.19
Third Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.20
Fourth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.21
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.22
Sixth Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)
2.23
Seventh Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)
2.24
Eighth Supplemental Indenture, dated as of October 21, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 22, 2015 and incorporated herein by reference)
2.25
Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch (filed as an exhibit to our Form 6-K on September 5, 2014 and incorporated herein by reference)
2.26
Registration Agreement, dated as of December 1, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Deutsche Bank Securities Inc., Citibank N.A., London Branch, Deutsche Bank AG, London Branch, and UBS AG, London Branch (filed as an exhibit to our Form 6-K on December 3, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.27	Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (successor to Continental Bank, National Association) (filed as an exhibit to the ILFC Registration Statement No. 33-43698 and incorporated herein by reference)
2.28
First Supplemental Indenture, dated as of November 1, 2000, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
2.29
Second Supplemental Indenture, dated as of February 28, 2001, to the indenture between ILFC and U.S. Bank Trust National Association (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference)
2.30
Third Supplemental Indenture, dated as of September 26, 2001, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)
2.31
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
2.33
Sixth Supplemental Indenture, dated as of June 2, 2003, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)
2.34
Seventh Supplemental Indenture, dated as of October 8, 2004, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on October 14, 2004 and incorporated herein by reference)
2.35
Eighth Supplemental Indenture, dated as of October 5, 2005, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
2.36
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

Exhibit Number	Description of Exhibit
2.38	Eleventh Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.39	Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as an exhibit to the ILFC Registration Statement No. 333-49566 and incorporated herein by reference)
2.40
First Supplemental Indenture, dated as of August 16, 2002 to the Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as Exhibit 4.2 to the ILFC Registration Statement No. 333-100340 and incorporated herein by reference)
2.41
Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 2000, between ILFC and Bank of New York, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.42
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)
2.43
First Supplemental Indenture, dated as of August 20, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.44
Second Supplemental Indenture, dated as of December 7, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.45
Third Supplemental Indenture, dated as of May 24, 2011, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011, and incorporated herein by reference)
2.46
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.47
Fifth Supplemental Indenture, dated as of March 19, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.48
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.49
Seventh Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.50
Eighth Supplemental Indenture, dated as of May 24, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.51	Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.52
Officers' Certificate, dated as of August 20, 2010, establishing the terms of the 8.875% senior notes due 2017 (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.53
Officers' Certificate, dated as of December 7, 2010, establishing the terms of the 8.25% senior notes due 2020 (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.54
Officers' Certificate, dated as of May 24, 2011, establishing the terms of the 5.75% senior notes due 2016 and the 6.25% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011 and incorporated herein by reference)
2.55
Officers' Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.56
Officers' Certificate, dated as of March 19, 2012, establishing the terms of the 4.875% senior notes due 2015 and the 5.875% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.57
Officers' Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.58
Officers' Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.59
Indenture, dated as of March 22, 2010, among ILFC, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Security Registrar and Authentication Agent (filed as an exhibit to the ILFC Form 8-K filed on March 24, 2010 and incorporated herein by reference)
2.60
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated March 22, 2010, by and among ILFC, AerCap Global Aviation Trust, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.61
Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.62
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated August 11, 2010, by and between ILFC, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.63
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.64	First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.65
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.66
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.67	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.68	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.69
Aircraft Facility Agreement, dated as of May 18, 2004, among Whitney Leasing Limited, as borrower, ILFC, as guarantor and the Bank of Scotland, as security trustee and agent, and the other financial institutions listed therein (filed as an exhibit to the ILFC Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference), as amended (filed as an exhibit to the ILFC Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference)
2.70
Deed of Amendment, dated as of May 8, 2013, relating to Aircraft Facility Agreement, dated as of May 18, 2004, among Bank of Scotland, as security trustee and agent, the financial institutions listed therein, Whitney Leasing Limited, as borrower, Aircraft SPC-12 Inc., as borrower parent, and ILFC, as guarantor and subordinated lender (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.71
Deed of Amendment, Consent and Guarantee, dated as of April 17, 2014, relating to the Facility Agreement, dated as of May 18, 2004, among Bank of Scotland PLC, as security trustee and agent, Whitney Leasing Limited and Sierra Leasing Limited, as borrowers, Aircraft SPC-12, Inc. and Aircraft SPC-9, Inc., as borrower parents, ILFC, as guarantor and subordinated lender, and the companies named therein as new guarantors (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.72
Deed of Amendment and Release dated as of February 26, 2015 among Bank of Scotland PLC, as security trustee and agent, Whitney Leasing Limited and Sierra Leasing Limited as borrowers, Aircraft SPC-12, LLC and Aircraft SPC-9, LLC, as borrower parents, ILFC and AerCap Global Aviation Trust, as guarantors and subordinated lenders, and the companies named therein as guarantors (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.73	Aircraft Mortgage and Security Agreement and Guaranty, dated as of August 11, 2010, among ILFC, ILFC Ireland Limited, ILFC (Bermuda) III, Ltd., the additional grantors referred to therein, and Wells Fargo Bank Northwest, National Association, entered into in connection with the Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2010 and incorporated herein by reference)
2.74
Term Loan Credit Agreement, dated as of March 30, 2011, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., and Ballysky Aircraft Ireland Limited, as obligors, the lenders identified therein, Citibank N.A., as administrative agent and collateral agent, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as joint lead structuring agents and joint lead placement agents, and BNP Paribas, as joint placement agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.75
First Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.76
Second Amendment to Term Loan Credit Agreement, dated as of March 31, 2015, among Temescal Aircraft LLC (as successor to Temescal Aircraft Inc.), as borrower, Park Topanga Aircraft LLC (as successor to Park Topanga Aircraft Inc.), Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the Guarantors identified therein, and Citibank N.A., as collateral agent and administrative agent
2.77
Aircraft Mortgage and Security Agreement, dated as of March 30, 2011, among Park Topanga Aircraft Inc., Temescal Aircraft Inc., Ballysky Aircraft Ireland Limited, Charmlee Aircraft Inc., the additional grantors referred to therein, and Citibank, N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.78
Incremental Lender Assumption Agreement, dated as of April 21, 2011, among Temescal Aircraft Inc., ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, KfW IPEX-Bank GmbH, as the incremental lender, and Citibank, N.A., as administrative agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.79
Term Loan Credit Agreement, dated as of February 23, 2012, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., and Flying Fortress Ireland Leasing Limited, as obligors, the lenders identified therein, Bank of America, N.A., as administrative agent and collateral agent, and Deutsche Bank Securities Inc., as syndication agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.80	First Amendment to Credit Agreement, dated as of April 5, 2013, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc. and Flying Fortress Ireland Leasing Limited, as the borrower parties, the Consenting Lenders named therein, the New Lenders named therein and Bank of America, N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.81
Second Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.82
Third Amendment to Term Loan Credit Agreement, dated as of May 6, 2015, among Flying Fortress Holdings, LLC (as successor to Flying Fortress, Inc.), as borrower, ILFC, Flying Fortress Financing, LLC, Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent
2.83
Term Loan Security Agreement, dated as of February 23, 2012, among Flying Fortress Financing Inc., Flying Fortress Inc., Flying Fortress Ireland Leasing Limited, Flying Fortress US Leasing Inc., and the additional grantors referred to therein, as grantors, and Bank of America N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.84
Term Loan Credit Agreement, dated as of March 6, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., and Artemis (Delos) Limited as obligors, the lenders identified therein, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.85
First Amendment to Term Loan Credit Agreement, dated as of April 3, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.86
Term Loan Security Agreement, dated as of March 6, 2014, among Hyperion Aircraft Limited, Delos Aircraft Limited, Delos Finance S.À.R.L., Artemis (Delos) Limited, Apollo Aircraft Inc., and the additional grantors referred to therein as grantors, and Deutsche Bank AG New York Branch, as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.87	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)
2.88
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
4.2
Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (filed as an exhibit to our Form 6-K on September 18, 2009 and incorporated herein by reference)
4.3
Framework Deed, dated as of May 28, 2013, between AerCap Holdings N.V. and LATAM Airlines Group S.A. (portions of which have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
4.4
Share Purchase Agreement, dated as of December 16, 2013, among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
4.5
Share Repurchase Agreement, dated as of June 1, 2015, among AIG Capital Corporation, American International Group, Inc., the guarantors named therein, AerCap Holdings N.V. and AerCap Global Aviation Trust (filed as an exhibit to American International Group, Inc.'s Form 8-K on June 4, 2015 and incorporated herein by reference)
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
(1) Consolidated Balance Sheets as of December 31, 2015 and 2014
(2) Consolidated Income Statements for the Years Ended December 31, 2015, 2014 and 2013
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2015, 2014 and 2013
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013
(5) Consolidated Statements of Equity for the Years Ended December 31, 2015, 2014 and 2013

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
	By:	/s/ AENGUS KELLY Aengus Kelly Chief Executive Officer
Date: March 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows, and equity present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 23, 2016

PricewaterhouseCoopers Accountants N.V.

/s/ W.J. van der Molen RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2015 and 2014

		As of December 31,
	Note	2015	2014
		(U.S. dollar amounts in thousands, except share data)
Assets
Cash and cash equivalents		$2,403,098	$1,490,369
Restricted cash	5	419,447	717,388
Trade receivables		106,794	160,412
Flight equipment held for operating leases, net	6	32,219,494	31,984,668
Maintenance rights intangible and lease premium, net	8	3,139,045	3,906,026
Flight equipment held for sale		71,055	14,082
Net investment in finance and sales-type leases	7	469,198	347,091
Prepayments on flight equipment	29	3,300,426	3,486,514
Other intangibles, net	9	461,006	523,709
Deferred income tax assets	16	161,193	190,029
Other assets	10	1,163,723	1,047,092

Total Assets		$43,914,479	$43,867,380

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,239,199	$1,195,880
Accrued maintenance liability	14	3,185,794	3,194,365
Lessee deposit liability		891,454	848,332
Debt	15	29,806,843	30,402,392
Deferred income tax liabilities	16	365,380	283,863
Commitments and contingencies	29

Total Liabilities		35,488,670	35,924,832
Ordinary share capital, €0.01 par value (350,000,000 ordinary shares authorized, 203,411,207 ordinary shares issued and 200,342,204 ordinary shares outstanding as of December 31, 2015 and 350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding as of December 31, 2014)	17, 26	2,457	2,559
Additional paid-in capital	17	5,026,993	5,557,627
Treasury shares, at cost (3,069,003 ordinary shares)	17	(146,312)	—
Accumulated other comprehensive loss	17	(6,307)	(6,895)
Accumulated retained earnings	17	3,472,132	2,310,486

Total AerCap Holdings N.V. shareholders' equity		8,348,963	7,863,777
Non-controlling interest	17	76,846	78,771

Total Equity		8,425,809	7,942,548

Total Liabilities and Equity		$43,914,479	$43,867,380

Supplemental balance sheet information—amounts related to consolidated variable interest entities:
Restricted cash		$185,969	$160,815
Flight equipment held for operating leases, net		3,094,295	2,892,664
Assets other than restricted cash and flight equipment held for operating leases, net		120,215	67,760
Accrued maintenance liability		$232,704	$195,679
Debt		1,554,958	1,636,007
Liabilities other than accrued maintenance liability and debt		114,994	107,927

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2015, 2014 and 2013

		Year Ended December 31,
	Note	2015	2014	2013
		(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue	20, 23	$4,991,551	$3,449,571	$976,147
Net gain on sale of assets		183,328	37,497	41,873
Other income	22	112,676	104,491	32,046

Total Revenues and other income		5,287,555	3,591,559	1,050,066
Expenses
Depreciation and amortization	6, 9	1,843,003	1,282,228	337,730
Asset impairment	24	16,335	21,828	26,155
Interest expense	15	1,099,884	780,349	226,329
Operating lease-in costs		—	—	550
Leasing expenses		522,413	141,572	48,473
Transaction, integration and restructuring related expenses	4, 25	58,913	148,792	10,959
Selling, general and administrative expenses	18, 19, 21	381,308	299,892	89,079

Total Expenses		3,921,856	2,674,661	739,275

Income before income taxes and income of investments accounted for under the equity method		1,365,699	916,898	310,791
Provision for income taxes	16	(189,805)	(137,373)	(26,026)
Equity in net earnings of investments accounted for under the equity method		1,278	28,973	10,637

Net income		$1,177,172	$808,498	$295,402
Net loss (income) attributable to non-controlling interest		1,558	1,949	(2,992)

Net income attributable to AerCap Holdings N.V.		$1,178,730	$810,447	$292,410

Basic earnings per share	26	$5.78	$4.61	$2.58
Diluted earnings per share	26	$5.72	$4.54	$2.54
Weighted average shares outstanding—basic		203,850,828	175,912,662	113,463,813
Weighted average shares outstanding—diluted		206,224,135	178,684,989	115,002,458

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2015, 2014 and 2013

	Year Ended December 31,
	2015	2014	2013
	(U.S. dollar amounts in thousands)
Net income attributable to AerCap Holdings N.V.	$1,178,730	$810,447	$292,410

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 12), net of tax of $(47), $(649) and $(711), respectively, and net of reclassification adjustments(a)	338	4,542	4,975
Actuarial gain (loss) on pension obligations (Note 19), net of tax of $(4), $(81) and $117, respectively	250	(1,547)	(464)

Total other comprehensive income	588	2,995	4,511

Total comprehensive income attributable to AerCap Holdings N.V.	$1,179,318	$813,442	$296,921

(a)
During the year ended December 31, 2015, we did not reclassify any amounts from AOCI to our Consolidated Income Statement. During the year ended December 31, 2014, we reclassified $3.1 million from AOCI to interest expense in our Consolidated Income Statement. During the year ended December 31, 2013, we entered into interest rate swaps for which we applied cash flow hedge accounting treatment and no amounts were reclassified from AOCI to our Consolidated Income Statement.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

	Year Ended December 31,
	2015	2014	2013
	(U.S. dollar amounts in thousands)
Net income	$1,177,172	$808,498	$295,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,843,003	1,282,228	337,730
Asset impairment	16,335	21,828	26,155
Amortization of debt issuance costs and debt discount	45,582	86,184	47,442
Amortization of lease premium intangibles	23,042	17,967	8,746
Amortization of fair value adjustments on debt	(442,972)	(330,924)	—
Accretion of fair value adjustments on deposits and maintenance liabilities	76,246	71,806	—
Maintenance rights write off(a)	628,643	130,806	—
Maintenance liability release to income	(243,809)	(92,296)	(13,479)
Net gain on sale of assets	(183,328)	(37,497)	(41,873)
Deferred income taxes	110,353	115,859	21,186
Restructuring expenses	49,311	—	—
Other	90,074	102,139	(1,921)
Changes in operating assets and liabilities:
Trade receivables	48,468	102,547	2,854
Other assets	88,418	12,704	(32,760)
Accounts payable, accrued expenses and other liabilities	33,502	21,825	43,779

Net cash provided by operating activities	3,360,040	2,313,674	693,261
Purchase of flight equipment	(2,772,110)	(2,088,444)	(1,782,839)
Proceeds from sale or disposal of assets	1,568,235	569,633	664,415
Prepayments on flight equipment	(791,546)	(458,174)	(213,320)
Acquisition of ILFC, net of cash acquired	—	(195,311)	—
Capital contributions to equity investments	—	—	(13,180)
Collections of finance and sales-type leases	54,975	40,983	1,617
Movement in restricted cash	297,941	282,523	7,866
Other(b)	(73,400)	—	—

Net cash used in investing activities	(1,715,905)	(1,848,790)	(1,335,441)
Issuance of debt	3,913,840	5,411,602	2,299,706
Repayment of debt	(4,043,743)	(4,826,775)	(1,889,194)
Debt issuance costs paid	(49,417)	(134,963)	(45,213)
Maintenance payments received	776,488	561,558	100,708
Maintenance payments returned	(558,477)	(286,041)	(56,909)
Security deposits received	171,408	107,332	23,364
Security deposits returned	(144,445)	(98,656)	(15,032)
Repurchase of shares and tax withholdings on share-based compensation(c)	(793,945)	—	—

Net cash (used in) provided by financing activities	(728,291)	734,057	417,430

Net increase (decrease) in cash and cash equivalents	915,844	1,198,941	(224,750)
Effect of exchange rate changes	(3,115)	(4,086)	(137)
Cash and cash equivalents at beginning of period	1,490,369	295,514	520,401

Cash and cash equivalents at end of period	$2,403,098	$1,490,369	$295,514

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2015, 2014 and 2013

	Year Ended December 31,
	2015	2014	2013
	(U.S. dollar amounts in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,409,860	$1,103,512	$211,075
Income taxes paid, net	20,178	37,630	4,966

(a)	Maintenance rights write off consisted of the following:
	EOL and MR contract maintenance rights expense	$348,366	$54,507	$—
	EOL contract maintenance rights write off due to cash receipt	118,438	27,570	—
	MR contract maintenance rights write off due to maintenance liability release	161,839	48,729	—

	Maintenance rights write off	$628,643	$130,806	$—

(b)
Relates to the settlement of three asset value guarantees during the year ended December 31, 2015. Refer to Note 29—Commitments and contingencies.

(c)
Includes the Share Repurchase of $750.0 million from AIG and $11.2 million of related expenses. Refer to Note 17—Equity and Note 28—Related party transactions for further details.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2015, 2014 and 2013

Non-Cash Investing and Financing Activities

Year ended December 31, 2015:

        Flight equipment in the amount of $152.2 million was reclassified to net investment in finance and sales-type leases.

        Flight equipment in the amount of $49.6 million was reclassified to inventory, which is included in other assets.

Year ended December 31, 2014:

        Flight equipment in the amount of $108.3 million was reclassified to net investment in finance and sales-type leases.

        Flight equipment in the amount of $51.6 million was reclassified to inventory, which is included in other assets.

Year ended December 31, 2013:

        Flight equipment in the amount of $32.9 million was reclassified to net investment in finance and sales-type leases.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2015, 2014 and 2013

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders' equity
	(U.S. dollar amounts in thousands, except share data)
Balance as of December 31, 2012	113,363,535	$1,193	$927,617	$—	$(14,401)	$1,207,629	$2,122,038
Share-based compensation	420,264	6	6,407	—	—	—	6,413
Total other comprehensive income	—	—	—	—	4,511	292,410	296,921

Balance as of December 31, 2013	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372
ILFC Transaction	97,560,976	1,347	4,556,294	—	—	—	4,557,641
Dividends paid	—	—	—	—	—	—	—
Share-based compensation	973,516	13	67,309	—	—	—	67,322
Total other comprehensive income (loss)	—	—	—	—	2,995	810,447	813,442

Balance as of December 31, 2014	212,318,291	$2,559	$5,557,627	$—	$(6,895)	$2,310,486	$7,863,777
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(761,228)	—	—	(761,228)
Share cancellation	(9,698,588)	(111)	(474,467)	474,578	—	—	—
Share-based compensation	791,504	9	(56,167)	140,338	—	(17,084)	67,096
Total other comprehensive income (loss)	—	—	—	—	588	1,178,730	1,179,318

Balance as of December 31, 2015	203,411,207	$2,457	$5,026,993	$(146,312)	$(6,307)	$3,472,132	$8,348,963

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2015, 2014 and 2013

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	(U.S. dollar amounts in thousands, except share data)
Balance as of December 31, 2012	$2,122,038	$868	$2,122,906
Share-based compensation	6,413	—	6,413
Total other comprehensive income	296,921	2,992	299,913

Balance as of December 31, 2013	$2,425,372	$3,860	$2,429,232
ILFC Transaction	4,557,641	77,047	4,634,688
Dividends paid	—	(187)	(187)
Share-based compensation	67,322	—	67,322
Total other comprehensive income (loss)	813,442	(1,949)	811,493

Balance as of December 31, 2014	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(367)	(367)
Repurchase of shares	(761,228)	—	(761,228)
Share cancellation	—	—	—
Share-based compensation	67,096	—	67,096
Total other comprehensive income (loss)	1,179,318	(1,558)	1,177,760

Balance as of December 31, 2015	$8,348,963	$76,846	$8,425,809

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General

The Company

        We are an independent aircraft leasing company with total assets of $43.9 billion, primarily consisting of 1,109 owned aircraft as of December 31, 2015. Our ordinary shares are listed on the New York Stock Exchange (AER) and as of December 31, 2015, our headquarters were located in Amsterdam. Pursuant to our recent migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representation offices at the world's largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

        These Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company ("naamloze vennootschap" or "N.V.") incorporated in the Netherlands on July 10, 2006.

ILFC Transaction

        On May 14, 2014, we successfully completed the ILFC Transaction, as further described in Note 4—ILFC Transaction.

AIG offering and the Share Repurchase

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase of 15,698,588 ordinary shares. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares or has any designees on our Board of Directors.

GFL Transaction

        On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC. GFL had 37 aircraft in its portfolio with a net book value of $727 million.

Guggenheim transaction

        On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. The aircraft are subject to long term leases to American Airlines. We continue to service the Boeing 737-800 portfolio. Based on ASC 840 we concluded that we did not retain a substantial risk of ownership and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

LATAM transaction

        On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM for 25 widebody aircraft, comprising 15 new aircraft with deliveries scheduled between 2014 and 2018, and ten Airbus A330 aircraft from LATAM's existing fleet, which were purchased and leased back in

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General (Continued)

June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to the individual aircraft acquired based on their relative fair values. As part of the transaction, we made payments of $659 million in June 2013, allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered. As of December 31, 2015, 13 aircraft remain to be delivered.

2. Basis of presentation

General

        Our Consolidated Financial Statements are presented in accordance with U.S. GAAP.

        We consolidate all companies in which we have a direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

        Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

        The Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

Use of estimates

        The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Actual results may differ from our estimates under different conditions, sometimes materially.

        In the years ended December 31, 2015, 2014 and 2013, we changed our estimates of useful lives and residual values of certain aircraft. The changes in estimates are a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect for the years ended December 31, 2015, 2014 and 2013 was to reduce net income by $35.8 million, $4.4 million and $8.0 million, or $0.18 basic earnings per share and $0.17 diluted earnings per share, $0.02 basic and diluted earnings per share, and $0.07 basic and diluted earnings per share, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

2. Basis of presentation (Continued)

Prior period comparative information

        Our Consolidated Income Statement for the year ended December 31, 2014 includes a reclassification, as compared to the financial statements contained in our 2014 annual report on Form 20-F, of $48.7 million to reduce lease revenue and leasing expenses. Commencing in the second quarter of 2015, for MR contracts, the release of maintenance rights intangible and accrued maintenance liability at lease termination are presented on a net basis in our Consolidated Income Statement. Previously, these amounts were presented on a gross basis. There were no changes to our Consolidated Balance Sheets, net income or total equity as a result of this reclassification in the period.

        Our Consolidated Statement of Cash Flows for the years ended December 31, 2014 and 2013 include a reclassification, as compared to the financial statements contained in our 2014 annual report on Form 20-F, of $17.0 million and $0.6 million, respectively, to reduce investing cash flows related to the collection for finance and sales-type leases and increase net cash provided by operating activities for the interest income received associated with the collections for finance and sales-type leases. There were no changes to our Consolidated Balance Sheets, net income or total equity as a result of this reclassification in the periods.

Out of period adjustment

        Our Consolidated Income Statement for the year ended December 31, 2015 includes an out of period adjustment of $16.9 million which decreased net income by $14.4 million, net of tax, or $0.07 basic and diluted earnings per share. This adjustment corrects the capitalized interest on prepayments on flight equipment during the year ended December 31, 2014. Management has determined, after evaluating the quantitative and qualitative aspects of this out of period adjustment, that our current and prior period financial statements taken as a whole are not materially misstated.

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

Trade receivables

        Trade receivables represent unpaid, current lessee obligations under existing lease contracts or receivables relating to inventory sales. An allowance for credit losses on trade receivables is established when the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value using the straight-line method over the useful life of the aircraft, generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally expensed unless the improvement increases the long-term value or extends the useful life of the flight equipment. The capitalized cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our aircraft is generally 15% of industry standard price, except where more recent industry information indicates a different value is appropriate.

        We periodically review the estimated useful lives and residual values of our aircraft based on our knowledge and external factors coupled with market conditions to determine if they are appropriate, and record adjustments to depreciation prospectively on an aircraft by aircraft basis as necessary.

        On a quarterly basis, we evaluate the need to perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The review of recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft (the "Asset Group"). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired Asset Group over its fair value.

        Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

        Annually, we perform an impairment assessment for all of our aircraft, including a review of the undiscounted cash flows for aircraft 15 years of age or older, as the cash flows supporting the carrying value of such older aircraft are more dependent upon current lease contracts, and these leases are more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease of aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments.

Capitalization of interest

        We capitalize interest on prepayments on flight equipment in respect of flight equipment on forward order and add such amount to prepayments on flight equipment. The amount of interest

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

capitalized is the actual interest costs incurred on funding specific to the prepayments, if any, or the amount of interest costs which could have been avoided in the absence of such prepayments.

Net investment in finance and sales-type leases

        If a lease meets specific criteria under U.S. GAAP, we recognize the lease in net investment in finance and sales-type leases in our Consolidated Balance Sheets and de-recognize the aircraft from flight equipment held for operating leases. For sales-type leases, we recognize the difference between the aircraft carrying value and the amount recognized in net investment in finance and sales-type leases as a gain on sale of assets or an impairment. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the leased flight equipment on the lease termination date, less the unearned income. Expected unguaranteed residual values of leased flight equipment are based on our assessment of the values of the leased flight equipment at expiration of the lease. The unearned income is recognized in lease revenue in our Consolidated Income Statements over the lease term, in a manner that produces a constant rate of return on the lease.

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated based on the period over which we expect to derive economic benefits from such assets.

Maintenance rights intangible and lease premium, net

        The maintenance rights intangible asset represents the contractual right under our leases acquired as part of the ILFC Transaction to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee.

        For EOL contracts, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset, we recognize maintenance rights expense upon lease termination. Maintenance rights expense is included in leasing expenses in our Consolidated Income Statements. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, we recognize lease revenue in our Consolidated Income Statements, upon lease termination. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.

        The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of lease revenue in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Other definite-lived intangible assets

        Other definite-lived intangible assets primarily consist of customer relationships recorded at fair value as a result of the ILFC Transaction. These definite-lived intangible assets are amortized over the period which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization in our Consolidated Income Statements. We evaluate all definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Other assets

        Other assets consist of inventory, notes receivables, investments, derivative financial instruments, lease incentives, other tangible fixed assets, prepaid expenses, debt issuance costs, and other receivables.

Inventory

        Inventory consists primarily of engine and airframe parts and rotable and consumable parts we sell through our subsidiary AeroTurbine. We value our inventory at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft, or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

Notes receivables

        Notes receivables represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. An allowance for credit losses on notes receivables is established when the risk of non-recovery is probable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor's operating environment. The note receivable as a result of the ALS Transaction was recorded at fair value and is subsequently measured at amortized cost using the retrospective effective interest method.

Investments

        Investments over which we have significant influence but not a controlling interest, joint ventures or VIEs for which we are not the PB are reported using the equity method of accounting. Under the equity method of accounting, we include our share of earnings and losses of such investments in equity in net earnings (losses) of investments accounted for under the equity method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. We recognize derivatives in our Consolidated Balance Sheets at fair value.

        When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in AOCI, and the ineffective portion is recognized immediately in interest expense. Amounts reflected in AOCI related to the effective portion are reclassified into interest expense in the same period or periods during which the hedged transaction affects interest expense.

        We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in AOCI at the time we discontinue hedge accounting is not recognized in our Consolidated Income Statements unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in interest expense when the hedged transaction affects interest expense.

        When cash flow hedge accounting treatment is not applied, the changes in fair values related to interest derivatives between periods are recognized in interest expense and changes in fair value relating to currency derivatives are recognized as a reduction or increase in selling, general and administrative expenses in our Consolidated Income Statements.

        Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.

Lease incentives

        We capitalize amounts paid or value provided to lessees as lease incentives. We amortize lease incentives on a straight-line basis over the term of the related lease as a reduction in lease revenue in our Consolidated Income Statements.

Other tangible fixed assets

        Other tangible fixed assets consist primarily of computer equipment, leasehold improvements and office furniture, and are valued at acquisition cost and depreciated at various rates over the asset's estimated useful life using the straight-line method. Depreciation expense on other tangible fixed assets is recorded in depreciation and amortization in our Consolidated Income Statements.

Fair value measurements

        Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair value of flight equipment and definite-lived intangible assets on a non-recurring basis. See Note 30—Fair value measurements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Income taxes

        We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Deferred income tax assets and liabilities

        We report deferred income taxes resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred income tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

Guarantees

        As a result of the ILFC Transaction, we have contracts that guarantee the residual values of aircraft owned by third parties. We also entered into an agreement to guarantee the future re-lease or extension rates and other cost of four aircraft. When it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The estimate of the loss is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.

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

        We may be obligated to make additional payments to the lessee for maintenance related expenses, primarily related to usage of major life-limited components existing at the inception of the lease ("lessor maintenance contributions"). For all lease contracts, we expense planned major maintenance activities, such as lessor maintenance contributions, when incurred. The charge is recorded in leasing expenses in our Consolidated Income Statements. In the case we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

        For all contracts acquired as part of the ILFC Transaction, we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion is recorded as an increase in interest expense in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

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

Lessee security deposits

        For all lessee deposits assumed as part of the ILFC Transaction, we discounted our lessee security deposits to their respective present values. We accrete these discounted amounts to their respective nominal values, over the period we expect to refund the security deposits to each lessee, using the effective interest method, recognizing an increase in interest expense.

Revenue recognition

        We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The difference between rental revenue recognized and cash received is included in our Consolidated Balance Sheets in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities. In certain cases, leases provide for rentals contingent on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. Revenue contingent on usage is recognized at the time the lessee reports the usage to us.

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

        Our lease contracts normally include default covenants, which generally obligate the lessee to pay us damages to put us in the position we would have been in had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held, which have been recognized as revenue, we establish provisions on the basis of management's assessment of collectability. Such provisions are recorded in leasing expenses in our Consolidated Income Statements.

        Revenues from net investment in finance and sales-type leases are included in lease revenue in our Consolidated Income Statements and are recognized using the interest method to produce a constant yield over the life of the lease.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

        Most of our lease contracts require payment in advance. Rentals received but unearned under these lease agreements are recorded as deferred revenue in our Consolidated Balance Sheets.

        Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses related to our flight equipment during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

        In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as lease revenue when received to the extent those receipts exceed the EOL contract maintenance rights intangible asset, and we recognize leasing expenses when the EOL contract maintenance rights intangible asset exceeds the EOL cash receipts.

        Accrued maintenance liability existing at the end of a lease is released and recognized as lease revenue at lease termination to the extent that the maintenance liability exceeds the MR contract maintenance rights intangible asset. If the maintenance liability does not exceed the MR contract maintenance rights intangible asset, we recognize the difference as a leasing expense. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from our Consolidated Balance Sheets, net of any maintenance rights intangible asset balance, and recognized as part of the sale of the flight equipment as gain or loss in net gain on sale of assets in our Consolidated Income Statements.

        Net gain or loss on sale of assets originates primarily from the sale of aircraft and engines. The sale is recognized when the relevant asset is delivered, the risk of loss has transferred to the buyer, and we no longer have significant ownership risk in the asset sold.

        Other income consists of interest income, management fees, lease termination penalties, inventory part sales and net gain on sale of equity interest in investments accounted for under the equity method. Income from secured loans, notes receivables and other interest bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Lease management fees are recognized as income as they accrue over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.

Pension

        We operate a defined benefit pension plan for our Dutch employees and some of our Irish employees. We recognize net periodic pension costs associated with these plans in selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

not related to the net periodic pension cost is recorded in AOCI. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we operate defined contribution plans for the employees who do not fall under the defined benefit pension plans. We recognize an expense for contributions to the defined contribution plans in selling, general and administrative expenses in the period the contributions are made.

Share-based compensation

        Certain employees receive AerCap share-based awards, consisting of restricted stock units and restricted stock. The share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date and is recognized over the vesting period using the straight-line method, classified in selling, general and administrative expenses in our Consolidated Income Statements.

Foreign currency

        Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place. Receivables or payables arising from such foreign currency transactions are remeasured into U.S. dollars at the exchange rate on each subsequent balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements.

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

Earnings per share

        Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as restricted stock units, restricted stock and stock options.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Reportable segments

        We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

Recent accounting guidance adopted during the year ended December 31, 2015

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

        We adopted the standard on its required effective date of January 1, 2015 and it did not have any effect on our consolidated financial condition, results of operations or cash flows.

Future application of accounting standards

Revenue from contracts with customers

        In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.

        This standard was originally scheduled to be effective for the fiscal year beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted, but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

lease revenue, as a result, we do not expect the impact of this standard to be material to our Consolidated Financial Statements.

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

        This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We will adopt the standard on its required effective date of January 1, 2016. We do not expect the impact of this standard to be material to our Consolidated Financial Statements.

Presentation of debt issuance costs

        In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. In August 2015, the FASB issued an accounting standard to clarify that entities are permitted to defer and present debt issuance costs related to line of credit arrangements as an asset, and subsequently amortize the deferred debt issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The standards are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the standards should be applied retrospectively to all prior periods presented in the financial statements. We will adopt the standards on their required effective date of January 1, 2016. The adoption of these standards will only result in a change in presentation of these costs in our Consolidated Balance Sheets.

Inventory

        In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively, with earlier application

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition and results of operations.

Lease accounting

        In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows. Adoption of the new standard will change the way airlines report operating leases in their financial statements, which could affect their behavior. However, we do not believe that the adoption will significantly impact airlines' decision to lease aircraft.

4. ILFC Transaction

        On May 14, 2014, AerCap issued 97,560,976 new ordinary shares and paid $2.4 billion in cash to AIG to successfully complete the ILFC Transaction. Prior to the consummation of the ILFC Transaction, ILFC paid a special distribution to AIG in the amount of $600.0 million.

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

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase of 15,698,588 ordinary shares.

        On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares or has any designees on our Board of Directors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

4. ILFC Transaction (Continued)

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

	Amounts initially recognized and reported as of the Closing Date	Measurement period adjustments	Final amounts recognized as of the Closing Date
Cash and cash equivalents and restricted cash	$2,958,809	$—	$2,958,809 (a)
Flight equipment held for operating leases, net	23,989,643	48,780	24,038,423
Prepayments on flight equipment	3,166,788	9,534	3,176,322
Maintenance rights intangible and lease premium	4,263,076	(181,047)	4,082,029 (b)
Other intangibles	440,093	49,712	489,805
Accrued maintenance liability	(2,688,438)	113,320	(2,575,118)
Debt	(24,339,842)	—	(24,339,842)
Other assets and liabilities	(775,990)	(77,844)	(853,834)
Non-controlling interest	(77,047)	—	(77,047)

Estimate of fair value of net assets acquired	6,937,092	(37,545)	6,899,547
Consideration transferred	6,957,641	—	6,957,641

Goodwill	$20,549	$37,545	$58,094

(a)
Includes $0.8 billion of restricted cash.

(b)
Includes $4.0 billion maintenance rights intangible, and the remaining amount relates to lease premium.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

4. ILFC Transaction (Continued)

        AerCap reported transaction and integration expenses related to the ILFC Transaction as provided in the following table. These expenses are included in transaction, integration and restructuring related expenses in our Consolidated Income Statements.

	Year Ended December 31,
	2015	2014	2013
Severance and other compensation expenses	$7,236	$54,600	$—
Banking fees	—	45,740	3,959
Professional fees and other expenses	2,366	48,452	7,000

	$9,602	$148,792	$10,959

        The acquired business contributed total revenues and other income of $2,574.7 million and net income of $687.8 million to AerCap for the period beginning May 14, 2014 and ended December 31, 2014.

        The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013:

	Year Ended December 31,
	2014	2013
Total Revenues and other income	$5,212,900	$5,444,581
Net income (loss)	952,778	(32,634)

        The most significant pro forma adjustments were to reflect the impact, net of tax, of: (i) the amortization of the intangible lease premium component as an adjustment to revenue; (ii) the expensing of the maintenance rights intangible, which occurs when the lease ends for EOL contracts or when the lessee provides us with the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage for MR contracts. The related pro forma adjustment was based on the estimated annual charge in the first full year after the acquisition; (iii) the depreciation and amortization expenses related to the fair value adjustments to aircraft and other intangibles; (iv) the interest expense on the existing debt taking into account the fair value adjustment to the debt as of the Closing Date; (v) the interest expense related to the acquisition financing, as if the financing occurred as of January 1, 2013; (vi) other interest expense adjustments relating to the maintenance and security deposit liabilities as well as the prepayments on flight equipment; and (vii) non-recurring transaction and integration related expenses, as if they had been incurred as of January 1, 2013 instead of 2014.

        The above unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2013. The pro forma information did not adjust for gain from sales, impairment charges and loss from early extinguishment of debt. These pro forma amounts are not designed to represent the future expected financial results of AerCap. The ILFC Transaction resulted in significant increases of our assets and liabilities, as well as revenues and expenses.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

5. Restricted cash

        Our restricted cash balance was $419.4 million and $717.4 million as of December 31, 2015 and 2014, respectively. It is primarily related to our ECA financings, our Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 15—Debt.

6. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
Net book value at beginning of period	$31,984,668	$8,085,947
ILFC Transaction	—	24,038,423
GFL Transaction	—	(726,985)
Additions	3,604,122	2,314,908
Depreciation	(1,803,125)	(1,253,325)
Impairment (Note 24)	(16,322)	(21,828)
AeroTurbine restructuring (Note 25)	(22,402)	—
Disposals/Transfers to held for sale	(1,325,626)	(306,985)
Transfers to net investment in finance and sales-type leases/inventory	(201,821)	(145,487)

Net book value at end of period	$32,219,494	$31,984,668

Accumulated depreciation as of December 31, 2015 and 2014, respectively	$(3,934,685)	$(2,591,000)

7. Net investment in finance and sales-type leases

        Components of net investment in finance and sales-type leases as of December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014
Future minimum lease payments to be received	$533,879	$409,282
Estimated residual values of leased flight equipment (unguaranteed)	164,123	98,994
Less: Unearned income	(228,804)	(161,185)

	$469,198	$347,091
Less: Allowance for credit losses	—	—

	$469,198	$347,091

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

7. Net investment in finance and sales-type leases (Continued)

        As of December 31, 2015, future minimum lease payments to be received on finance and sales-type leases were as follows:

Future minimum lease payments to be received
2016	$93,726
2017	85,143
2018	83,656
2019	75,255
2020	60,865
Thereafter	135,234

$533,879

8. Maintenance rights intangible and lease premium, net

        Maintenance rights intangible and lease premium consisted of the following as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Maintenance rights intangible	$3,068,318	$3,812,259
Lease premium	70,727	93,767

	$3,139,045	$3,906,026

        Movements in maintenance rights intangible during the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
Maintenance rights intangible, net at beginning of period	$3,812,259	$—
ILFC Transaction	—	3,975,286
EOL and MR contract maintenance rights expense	(348,366)	(54,507)
MR contract maintenance rights write off due to maintenance liability release	(161,839)	(48,729)
EOL contract maintenance rights write off due to cash receipt	(118,438)	(27,570)
EOL and MR contract intangible write off due to sale of aircraft	(115,298)	—
Transfer to lease incentives	—	(32,221)

Maintenance rights intangible, net at end of period	$3,068,318	$3,812,259

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

8. Maintenance rights intangible and lease premium, net (Continued)

        The following tables present details of lease premium and related accumulated amortization as of December 31, 2015 and 2014:

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$107,140	$(36,413)	$70,727

	As of December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$119,763	$(25,996)	$93,767

        Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

        During the years ended December 31, 2015, 2014 and 2013, we recorded amortization expense for lease premium of $23.0 million, $18.0 million and $8.7 million, respectively.

        As of December 31, 2015, the estimated future amortization expense for lease premium was as follows:

Estimated amortization expense
2016	$19,835
2017	13,632
2018	11,219
2019	10,466
2020	7,727
Thereafter	7,848

$70,727

9. Other intangibles, net

        Other intangibles consisted of the following as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Goodwill	$58,094	$58,094
Customer relationships	325,471	346,647
Contractual vendor intangible assets	38,775	47,580
Tradename and other intangible assets	38,666	71,388

	$461,006	$523,709

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

9. Other intangibles, net (Continued)

        The following tables present details of customer relationships and tradename and other intangible assets and related accumulated amortization as of December 31, 2015 and 2014:

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(34,529)	$325,471
Tradename and other intangible assets	56,465	(17,799)	38,666

	$416,465	$(52,328)	$364,137

	As of December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(13,353)	$346,647
Tradename and other intangible assets	79,365	(7,977)	71,388

	$439,365	$(21,330)	$418,035

        During the years ended December 31, 2015, 2014 and 2013, we recorded amortization expense for customer relationships and tradename and other intangible assets of $33.7 million, $21.3 million and nil, respectively.

        During the year ended December 31, 2015, we recognized impairment charges of $24.8 million of tradename and other intangible assets related to the downsizing of AeroTurbine. The amount was recorded in transaction, integration and restructuring related expenses in our Consolidated Income Statement. Please refer to Note 25—AeroTurbine restructuring for further details.

        During the year ended December 31, 2015, we utilized $8.8 million of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

        As of December 31, 2015, the estimated future amortization expense for customer relationships and tradename and other intangible assets was as follows:

Estimated amortization expense
2016	$32,092
2017	32,092
2018	25,786
2019	22,092
2020	22,092
Thereafter	229,983

$364,137

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

10. Other assets

        Other assets consisted of the following as of December 31, 2015 and 2014:

	As of December 31,
	2015		2014
Inventory	$260,269		$315,532
Debt issuance costs	210,504		203,965
Lease incentives	162,277		116,061
Other receivables	174,841		75,819
Investments (Note 11)	114,711		115,554
Notes receivables	116,197	(a)	135,154	(b)
Derivative assets (Note 12)	18,965		24,549
Other tangible fixed assets	20,845		21,028
Straight-line rents, prepaid expenses and other	85,114		39,430

	$1,163,723		$1,047,092

(a)
As of December 31, 2015, we did not have an allowance for credit losses on notes receivables. We recognized a $2.0 million provision during the year ended Decembe 31, 2015, which was used upon termination of the related leases.

(b)
As of December 31, 2014, we did not have an allowance for credit losses on notes receivables and there was no activity recorded for credit losses during the year ended December 31, 2014.

        During the years ended December 31, 2015, 2014 and 2013, we recorded amortization expense for debt issuance costs of $43.1 million, $79.5 million and $29.6 million, respectively. The unamortized debt issuance costs as of December 31, 2015 are amortizing through 2045.

11. Investments

        Investments consisted of the following as of December 31, 2015 and 2014:

		As of December 31,
	Ownership as of December 31, 2015 (%)
		2015	2014
Equity investment in unconsolidated joint venture (AerDragon)(a)	17	$55,430	$51,450
Equity investment in unconsolidated joint venture (AerLift)	39	47,352	53,639
Equity investment in unconsolidated joint venture (ACSAL)(a)	19	11,923	10,459
Other investments at cost	NA	6	6

		$114,711	$115,554

(a)
AerDragon and ACSAL are VIEs for which we are not the PB but do have significant influence. Therefore, they are accounted for under the equity method.

        Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $34.4 million and $35.2 million as of December 31, 2015 and 2014, respectively. Our equity investments in our unconsolidated joint ventures, AerDragon, AerLift and ACSAL, are accounted for under the equity method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

12. Derivative assets and liabilities

        We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

        As of December 31, 2015, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

        All of our interest rate swaps acquired as part of the ILFC Transaction expired during the year ended December 31, 2015. None of our derivatives that were outstanding as of December 31, 2015 were subject to master netting agreements, which allow the netting of derivative assets and liabilities in the case of default under any one contract.

        Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2015 and 2014, we had cash collateral of $4.5 million and $8.1 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of December 31, 2015 and 2014.

        The counterparties to our interest rate derivatives are major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

        Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2015 and 2014:

	As of December 31,
	2015		2014
	Notional amount	Fair value	Notional amount	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$2,194,210	$18,965	$1,715,002	$24,549

Total derivative assets		$18,965		$24,549

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

12. Derivative assets and liabilities (Continued)

	As of December 31,
	2015		2014
	Notional amount	Fair value	Notional amount	Fair value
Derivative liabilities not designated as hedges:
Interest rate floors	$—	$—	$35,440	$253
Interest rate swaps	—	—	51,630	1,549
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	23,223	21	39,000	406

Total derivative liabilities		$21		$2,208

        We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$385	$2,065	$5,686
Reclassification of derivative loss to interest expense	—	3,126	—
Income tax effect	(47)	(649)	(711)

Net changes in cash flow hedges, net of tax	$338	$4,542	$4,975

        The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements. We do not expect to reclassify amounts from AOCI to interest expense in our Consolidated Income Statements over the next 12 months.

	Year Ended December 31,
	2015	2014	2013
Loss (Gain)
Derivatives not designated as hedges:
Interest rate caps, floors and swaps	$18,118	$13,569	$(11,709)
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	—	3,126	—

Effect from derivatives	$18,118	$16,695	$(11,709)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

13. Accounts payable, accrued expenses and other liabilities

        Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Accounts payable and accrued expenses	$417,892	$349,632
Deferred revenue	463,167	391,573
Accrued interest	310,739	318,967
Guarantees (Note 29)	47,380	133,500
Derivative liabilities (Note 12)	21	2,208

	$1,239,199	$1,195,880

14. Accrued maintenance liability

        Movements in accrued maintenance liability during the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
Accrued maintenance liability at beginning of period	$3,194,365	$466,293
ILFC Transaction	—	2,575,118
GFL Transaction	—	(88,523)
Maintenance payments received	776,488	561,558
Maintenance payments returned	(558,477)	(286,041)
Release to income upon redelivery	(243,809)	(92,296)
Release to income upon sale	(49,077)	—
Lessor contribution and top ups	18,403	5,570
Interest accretion	47,901	52,686

Accrued maintenance liability at end of period	$3,185,794	$3,194,365

15. Debt

        As of December 31, 2015, the principal amount of our outstanding indebtedness totaled $29.0 billion, which excludes fair value adjustments of $0.8 billion. As of December 31, 2015, our undrawn lines of credit were approximately $6.7 billion, subject to certain conditions, including compliance with certain financial covenants.

        As of December 31, 2015, we remain in compliance with the financial covenants contained in our various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        The following table provides a summary of our indebtedness as of December 31, 2015 and 2014:

	As of December 31,
	2015						2014
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate(a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$9,220,000	$—	$9,220,000	6.56%	2016 - 2022	$11,230,020
AerCap Aviation Notes		300,000	—	300,000	6.38%	2017	300,000
AerCap Trust & AerCap Ireland Capital Limited Notes		5,399,864	—	5,399,864	4.30%	2017 - 2022	3,400,000
Asia revolving credit facility		575,000	575,000	—	NA	2020	—
Citi revolving credit facility		3,000,000	3,000,000	—	NA	2018	—
AIG revolving credit facility		500,000	500,000	—	NA	2019	—
Other unsecured debt		27,959	—	27,959	10.67%	2016	53,101
Fair value adjustment		NA	NA	671,687	NA	NA	999,869

TOTAL UNSECURED		19,022,823	4,075,000	15,619,510			15,982,990

Secured
Export credit facilities	104	2,292,686	—	2,292,686	2.39%	2016 - 2027	2,691,316
Senior Secured Notes	150	2,550,000	—	2,550,000	6.94%	2016 - 2018	2,550,000
Institutional secured term loans	195	4,554,114	1,284,292	3,269,822	3.21%	2020 - 2021	3,355,263
ALS II debt	30	210,557	—	210,557	2.18%	2038	325,920
AerFunding revolving credit facility	32	2,160,000	1,101,706	1,058,294	2.54%	2019	887,385
AeroTurbine revolving credit agreement(b)		550,000	228,397	321,603	2.92%	2019	302,142
Other secured debt	106	2,745,423	—	2,745,423	3.39%	2016 - 2026	2,781,801
Boeing 737 800 pre-delivery payment facility		—	—	—	NA	NA	174,306
Fair value adjustment		NA	NA	174,903	NA	NA	287,227

TOTAL SECURED		15,062,780	2,614,395	12,623,288			13,355,360

Subordinated
ECAPS subordinated notes		1,000,000	—	1,000,000	4.49%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	—
Subordinated debt joint ventures partners		64,280	—	64,280	1.96%	2022	64,280
Fair value adjustment		NA	NA	(235)	NA	NA	(238)

TOTAL SUBORDINATED		1,564,280	—	1,564,045			1,064,042

	617	$35,649,883	$6,689,395	$29,806,843			$30,402,392

(a)
The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates as well as any amortization of debt issuance costs.

(b)
AeroTurbine's assets serve as collateral for the AeroTurbine revolving credit agreement.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        As of December 31, 2015, all debt was guaranteed by us with the exception of the ALS II debt, the AerFunding revolving credit facility, the Glide Funding term loan facility and $35.2 million included in export credit facilities. A further $193.4 million included in other secured debt is limited recourse in nature.

        Maturities of debt financing (excluding fair value adjustments) as of December 31, 2015 were as follows:

Maturities of debt financing
2016	$3,976,547
2017	3,763,180
2018	3,142,810
2019	4,925,514
2020	3,942,839
Thereafter	9,209,598

$28,960,488

ILFC Legacy Notes

        As of December 31, 2015, we had an aggregate outstanding principal amount of senior unsecured notes of $9.2 billion issued by ILFC prior to the ILFC Transaction (the "ILFC Legacy Notes"). The ILFC Legacy Notes have maturities ranging through 2022. The fixed rate notes bear interest at rates ranging from 3.875% to 8.875%, and the floating rate notes bear interest at three-month LIBOR plus a margin of 1.95%, with the interest rate resetting quarterly. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

        The indentures governing the ILFC Legacy Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries', ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iii) designate restricted subsidiaries as unrestricted subsidiaries or designate unrestricted subsidiaries; (iv) make investments in or transfer assets to unrestricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

        Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the ILFC Legacy Notes indentures. ILFC also agreed to continue to be co-obligor. In addition, AerCap Holdings N.V. and certain of its subsidiaries became guarantors of the ILFC Legacy Notes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

AerCap Aviation Notes

        In May 2012, AerCap Aviation Solutions B.V. issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The proceeds from the offering were used for general corporate purposes. The AerCap Aviation Notes are guaranteed by AerCap Holdings N.V. and AerCap Ireland Limited.

        The AerCap Aviation Notes contain customary covenants that, among other things, limit our, and our restricted subsidiaries', ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates. In addition, the indenture governing the AerCap Aviation Notes restricts our, and our restricted subsidiaries', ability to pay dividends or make certain restricted payments, subject to certain exceptions, unless certain conditions are met.

AerCap Trust & AerCap Ireland Capital Limited Notes

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

        In September 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $800.0 million aggregate principal amount of 5.00% senior notes due 2021 (the "September 2014 Notes"). The proceeds from the offering were used for general corporate purposes.

        In June 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500.0 million of 4.25% notes due 2020 and $500.0 million of 4.625% notes due 2022 (collectively, the "June 2015 Notes"). The proceeds from the offering were used for general corporate purposes.

        In October 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020 (the "October 2015 Notes", and together with the Acquisition Notes, the September 2014 Notes and the June 2015 Notes, the "AGAT/AICL Notes"). The proceeds from the offering were used for general corporate purposes.

        The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. Except as described below, the AGAT/AICL Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICL Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable "make-whole" premium plus accrued and unpaid interest, if any, to the redemption date. The "make-whole" premium is the excess of:

            (i)  the sum of the present value at such redemption date of all remaining scheduled payments of principal and interest on such note through the stated maturity date of the notes (excluding accrued but unpaid interest to the redemption date), discounted to the date of redemption using a discount rate equal to the treasury rate plus 50 basis points; over

           (ii)  the principal amount of the notes to be redeemed.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        The indentures governing the AGAT/AICL Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries', ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iii) designate restricted subsidiaries as unrestricted subsidiaries or designate unrestricted subsidiaries; (iv) make investments in or transfer assets to unrestricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the AGAT/AICL Notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

Asia revolving credit facility

        In October 2013, AerCap Holdings N.V. entered into a $180.0 million unsecured revolving credit facility (the "DBS Revolver"), with an accordion feature to permit increases to a maximum size of $250.0 million. In October 2014, we increased the size of the facility to $300.0 million.

        In December 2015, AerCap Holdings N.V. entered into a $575.0 million unsecured revolving and term loan agreement (the "Asia Revolver") and at the same time, the DBS Revolver was cancelled. The Asia Revolver is effectively an amendment, upsize and extension of the DBS Revolver. The Asia Revolver is a five year facility, split between a three year revolving period followed by a two year term loan. The interest rate for borrowings under the Asia Revolver is LIBOR plus a margin of 1.95% during the revolving period, with the margin increasing to 2.25% during the first year of the term loan and increasing to 2.50% during the second year of the term loan.

        The outstanding principal amount of any loans under the Asia Revolver at the end of the three-year revolving period will be amortized over the remaining two-year term out period of the facility. One-third of the balance is to be repaid in December 2019 and the remaining two-thirds must be repaid in December 2020.

        All borrowings under the Asia Revolver are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The Asia Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders' equity, a minimum fixed charges coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness.

Citi revolving credit facility

        In March 2014, AerCap Ireland Capital Limited entered into a $2.75 billion four-year senior unsecured revolving credit facility (the "Citi Revolver"), which became effective upon completion of the ILFC Transaction. The facility has an accordion feature permitting increases to a maximum size of $4.0 billion. The interest rates for borrowings under the Citi Revolver are based on a base rate or LIBOR plus a margin that was 2.25% as of December 31, 2015. The facility matures in 2018.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

The obligations under the Citi Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        In September 2014, we increased the size of the facility to $2.925 billion, and in October 2014, we further increased the size of the facility to $2.955 billion.

        In March 2015, we further increased the size of the facility to $3.0 billion. All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The Citi Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders' equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.

AIG revolving credit facility

        In December 2013, AerCap Ireland Capital Limited entered into a $1.0 billion five-year senior unsecured revolving credit facility (the "AIG Revolver"), with AIG as lender and administrative agent, which became effective upon completion of the ILFC Transaction. The interest rate for borrowings under the facility is, at our option, either (i) LIBOR plus 3.75%; or (ii) 2.75% plus the greatest of (x) the U.S. federal funds rate plus 0.50%; (y) the rate of interest publicly announced from time to time by Citibank, N.A. as its "base rate"; and (z) one-month LIBOR plus 1.00%. The facility matures in May 2019. The obligations under the AIG Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        In June 2015, the amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500.0 million upon the issuance of the Junior Subordinated Notes.

        All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

        The AIG Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders' equity, a minimum interest coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The facility also contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.

Export credit facilities

        The net book value of aircraft pledged under the export credit facilities was approximately $4.3 billion as of December 31, 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        The following table provides details regarding the terms of our outstanding ECA debt:

	As of December 31, 2015
	Collateral (Number of aircraft)	Amount outstanding	Tranche	Weighted average interest rate	Maturity
2003 Airbus ECA facility	17	$201,982	Floating Rate	Three-month LIBOR + 0.35%	2016 - 2020
2004 Airbus ECA facility	41	559,467	Floating Rate	Six-month LIBOR + 1.28%	2016 - 2019
	8	140,101	Fixed Rate	4.08%	2018 - 2020
2008 Airbus ECA facility	4	102,476	Floating Rate	Three-month LIBOR + 1.35%	2022
	13	418,402	Fixed Rate	3.18%	2021 - 2023
2009 Airbus ECA facility	2	42,394	Floating Rate	Three-month LIBOR + 1.11%	2022
	3	63,860	Fixed Rate	4.22%	2021 - 2022
Airbus ECA capital markets facilities	3	130,044	Fixed Rate	3.60%	2021
Other Airbus ECA facilities	5	344,649	Fixed Rate	2.38%	2024 - 2027
2012 Ex-Im capital markets facility	2	220,584	Fixed Rate	1.49%	2025
2010 Ex-Im facilities	2	33,562	Fixed Rate	2.95%	2022
EDC facilities	4	35,165	Fixed Rate	4.50%	2020

Total	104	$2,292,686

General

        The principal amounts under the ECA debt facilities amortize over ten-to 12-year terms. The ECA debt facilities require that SPEs controlled by the respective lenders hold legal title to the financed aircraft. The ECA debt obligations are secured by, among other things, a pledge of the shares of the SPEs.

        The ECA debt facilities contain affirmative covenants customary for secured financings, in addition to customary events of default and restrictive covenants. The facilities also contain net worth financial covenants. As of December 31, 2015, AerCap was in compliance with its covenants under the ECA debt facilities.

        The obligations under ECA debt facilities are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries, as well as various export credit agencies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

2004 Airbus ECA facility

        In 2004, ILFC entered into an ECA facility agreement through a wholly-owned subsidiary. Each aircraft purchased was financed by a ten-year fully amortizing loan. New financings are no longer available under the ECA facility. The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

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

Senior Secured Notes

        In August 2010, ILFC issued $3.9 billion of senior secured notes (the "Senior Secured Notes"), with $1.35 billion that matured in September 2014 and bore interest of 6.5%, $1.275 billion maturing in September 2016 and bearing interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the indenture governing the Senior Secured Notes. ILFC also agreed to continue to be a co-obligor. We can redeem the Senior Secured Notes at any time prior to their maturity, subject to a penalty of the greater of 1.00% of the outstanding principal amount and a "make-whole" premium. There is no sinking fund for the Senior Secured Notes.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The Senior Secured Notes are secured by a designated pool of aircraft and cash collateral when required. In addition, two of our subsidiaries, which either own or hold leases attached to the aircraft included in the pool securing the Senior Secured Notes, have guaranteed the notes.

        The indenture and the aircraft mortgage and security agreement governing the Senior Secured Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries', ability to (i) create liens; (ii) sell, transfer or otherwise dispose of the assets serving as collateral for the Senior Secured Notes; (iii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iv) designate restricted subsidiaries as unrestricted subsidiaries or designate unrestricted subsidiaries; and (v) make investments in or transfer assets to unrestricted subsidiaries.

        The indenture restricts our, and the subsidiary guarantors', ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets. The indenture also provides for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

payments on the Senior Secured Notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If any event of default occurs, any amount then outstanding under the Senior Secured Notes may immediately become due and payable.

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

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by the equity interests in the borrower and certain SPE subsidiaries of the borrower. The SPEs hold title to 83 aircraft with an appraised value of approximately $2.25 billion as of December 31, 2015, representing a loan-to-value ratio of approximately 66.7%. The loan requires a loan-to-value ratio of no more than 70%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 70%.

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

Vancouver facility

        In February 2012, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $900.0 million. In April 2013, ILFC amended the agreement and simultaneously prepaid $150.0 million of the outstanding principal amount. The remaining outstanding principal amount of $750.0 million bears interest at an annual rate of LIBOR plus 2.75%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.75%. In May 2015, we entered into an amendment to our Vancouver secured term loan facility to extend the maturity date from June 2017 to April 2020. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by the equity interests in certain SPEs of the subsidiary borrower. As of December 31, 2015, the SPEs collectively own a portfolio of 57 aircraft with an appraised value of approximately $1.36 billion, equaling a loan-to-value ratio of approximately 55.0%. The loan requires a loan-to-value ratio of no more than 63%. If the maximum loan-to-value ratio is exceeded, we will be

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 63%.

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

Temescal facility

        In March 2011, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of December 31, 2015, approximately $1.0 billion was outstanding. The loan bore interest at LIBOR plus a margin of 2.75%, or, if applicable, a base rate plus a margin of 1.75%. We can voluntarily prepay the loan at any time, subject to certain conditions. In March 2015, we entered into an amendment to our Temescal secured term loan facility. The LIBOR margin on the loan was reduced from 2.75% to 2.00%, and the base rate margin was reduced from 1.75% to 1.00%. The final maturity on the loan was extended from March 2018 to March 2021.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by a portfolio of 54 aircraft and the equity interests in certain SPEs that own the pledged aircraft. As of the latest loan-to-value ratio determination date, the appraised value of the pledged aircraft was $1.76 billion, resulting in a loan-to-value ratio of approximately 60.8%. The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which was 62.4% as of the latest loan-to-value ratio determination date. The maximum loan-to value ratio declines over time, as set forth in the term loan agreement. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. As of December 31, 2015, we were in compliance with this ratio.

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

Glide Funding term loan facility

        Glide Funding Limited ("Glide Funding") is a SPE that is a wholly-owned subsidiary of AerCap Ireland Limited. Glide Funding is a consolidated subsidiary formed for the purpose of acquiring and financing aircraft assets. In December 2015, Glide Funding entered into a non-recourse term loan

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

credit facility in the aggregate amount of up to $500.0 million and a term of five years, which is intended to be used to finance the acquisition of up to nine specified aircraft under the facility.

        As of December 31, 2015, Glide Funding had $32.7 million of loans outstanding, relating to one aircraft. Borrowings under the Glide Funding term loan facility bear interest at a rate equal to one-month LIBOR plus 1.60%. Principal may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the facility are required in certain circumstances, including upon removal of an aircraft from the facility, unless an acceptable substitute aircraft is added to the facility. The loan obligations are secured by, among other things, security interests in the equity ownership and beneficial interest in all of the subsidiaries of Glide Funding that own or lease its financed aircraft, and their interests in the leases of the financed aircraft.

        The facility contains customary covenants and events of default, including covenants that limit the ability of Glide Funding and its subsidiaries to incur additional indebtedness and create liens, to consolidate, merge or dispose of all or substantially all of their assets and to enter into transactions with affiliates.

Celtago facility

        Celtago Funding Limited ("Celtago") is a wholly-owned subsidiary of AerCap Ireland Limited. Celtago was formed for the purpose of acquiring and financing aircraft assets. In December 2015, Celtago entered into a secured term loan agreement with lender commitments in the amount of $817.0 million.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.50%, or, if applicable, a base rate plus a margin of 1.50%. The term loan facility matures in December 2024. The loans can be voluntarily prepaid at any time, subject to certain conditions. Celtago's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2015, there were no loans outstanding.

        The term loan facility contains customary covenants and events of default, including covenants that limit the ability of Celtago and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors and Celtago and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets or enter into transactions with affiliates.

ALS II debt

        In June 2008, we completed a securitization in which ALS II, a SPE formed for the purpose of the securitization, issued securitized class A-1 notes and class A-2 notes, representing interests in certain lease receivables, to holders who committed to advance funds in connection with the purchase of certain aircraft. Advances made by the commitment holders were used to purchase 30 Airbus A320 family aircraft. The net book value of the 30 aircraft, which are pledged as collateral for the securitization debt, was $895.2 million as of December 31, 2015. ALS II also issued class E-1 notes. The final maturity date of the notes will be June 15, 2038. ALS II's financial results are consolidated into our Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

AerFunding revolving credit facility

        AerFunding 1 Limited ("AerFunding") is a SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland Limited. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion. The facility was subsequently amended in 2010, 2011, 2013 and 2014.

        In December 2014, the facility was increased to $2.16 billion and was amended to allow for a three-year revolving period to December 2017, and a two year term-out period to December 2019.

        The net book value of aircraft pledged to lenders under the credit facility was $1.4 billion as of December 31, 2015.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include Airbus A320 family aircraft, Boeing 737-700, –800 and 900ER aircraft, Boeing 777 aircraft, Boeing 787 aircraft and Airbus A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire in December 2017.

        Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table presents the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable margin
Borrowing period(a)	2.25%
Period from December 10, 2017 to December 9, 2018	3.25%
Period from December 10, 2018 to December 9, 2019	3.75%

(a)
The borrowing period is until December 9, 2017, after which the loan converts to a term loan.

        Additionally, we are subject to (i) a 0.375% fee on any portion of the unused loan commitment if the average facility utilization is greater than 50% during a period; or (ii) a 0.50% fee on any unused portion of the unused loan commitment if the average facility utilization is less than 50% during a period.

        Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        Advances under the AerFunding revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the AerFunding revolving credit facility are required:

  •
  Upon the sale of certain assets by the borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the AerFunding revolving credit facility;

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

        AerFunding is required to maintain up to 5.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent that there are insufficient funds to pay required expenses, hedge payments, or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders. Borrowings under the AerFunding revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

AeroTurbine revolving credit agreement

        In November 2014, AeroTurbine entered into an amended and restated credit facility providing for a maximum aggregate available amount of $550.0 million, subject to availability determined by a calculation utilizing AeroTurbine's aircraft assets and accounts receivable. Borrowings under the facility bear interest determined, with certain exceptions, based on LIBOR plus a margin of 2.50%. The facility will expire in December 2019.

        AeroTurbine's obligations under the facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries, including AeroTurbine's subsidiaries (subject to certain exclusions). AeroTurbine's obligations are secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors.

        The credit agreement contains customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposes limitations on AeroTurbine's ability to pay dividends to us (other than dividends payable solely in the form of common shares).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

Other secured debt

        AerCap Holdings N.V. has entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes. The following table provides details regarding the terms of these financings:

	As of December 31, 2015
	Collateral (Number of aircraft)		Amount outstanding	Tranche	Weighted average interest rate	Maturity
SkyFunding I facility	6		$143,758	Floating rate	Three-month LIBOR plus 2.85%	2021 - 2022
	6		142,650	Fixed rate	4.43%	2021 - 2022
SkyFunding II facility	6		156,285	Floating rate	Three-month LIBOR plus 3.15%	2022 - 2023
	3		74,490	Fixed rate	4.43%	2022 - 2023
Camden facility	7		135,978	Fixed rate	4.74%	2018
AerCap Partners I facility	11		126,956	Floating rate	Three-month LIBOR plus 1.65%	2018
StratusFunding facility	2		166,514	Floating rate	Three-month LIBOR plus 1.95%	2026
	2		166,331	Fixed rate	3.93%	2026
CieloFunding facility	3		126,038	Fixed rate	3.48%	2020
CieloFunding II facility	2		71,655	Fixed rate	2.80%	2020
CloudFunding facilities	16		270,118	Fixed rate	3.95%	2022 - 2026
LimelightFunding facility	2		168,646	Fixed rate	4.70%	2026
Secured commercial bank financings	8		175,789	Fixed rate	3.71%	2016 - 2021
	32	(a)	820,215	Floating rate	LIBOR plus 2.30%	2017 - 2025

Total	106		$2,745,423

(a)
Four engines are pledged as collateral in addition to the aircraft.

        The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from AerCap Holdings N.V. and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

ECAPS subordinated notes

        In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. The $400.0 million tranche had a call option date of December 21, 2015 and had a fixed interest rate of 6.25% until the 2015 call option date. We did not exercise the call option. After the call option date, the interest rate changed to a floating rate, reset quarterly, based on a margin of 1.80% plus the highest of three-month LIBOR, ten-year constant maturity treasury, and 30-year constant maturity treasury. We can call the $600.0 million tranche at any time. The interest rate on the $600.0 million tranche is a floating rate with a margin of 1.55% plus the highest of three-month LIBOR, ten-year constant maturity treasury, and 30-year constant maturity treasury. The interest rate resets quarterly.

        In July 2013, ILFC amended the financial tests in both tranches of notes by changing the method of calculating the ratio of equity to total managed assets and the minimum fixed charge coverage ratio. Failure to comply with these financial tests will result in a "mandatory trigger event". If a mandatory trigger event occurs and we are unable to raise sufficient capital in a manner permitted by the terms of the subordinated debt to cover the next interest payment on the subordinated debt, a "mandatory deferral event" will occur, requiring us to defer all interest payments and prohibiting the payment of cash dividends on AerCap Trust's or ILFC's capital stock or its equivalent until both financial tests are met or we have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.

        Upon consummation of the ILFC Transaction, the subordinated notes were assumed by AerCap Trust, and AerCap Holdings N.V. and certain of its subsidiaries became guarantors. ILFC remains a co-obligor under the indentures governing the subordinated notes.

Junior Subordinated Notes

        In June 2015, AerCap Trust issued $500.0 million of junior subordinated notes due 2045 to AIG. The Junior Subordinated Notes initially bear interest at a fixed interest rate of 6.50%, and beginning in June 2025, will bear interest at a floating rate of three-month LIBOR plus 4.30%. The notes were issued to AIG as payment for a portion of the Share Repurchase. The amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500.0 million upon the issuance of the Junior Subordinated Notes.

        We may defer any interest payments on the Junior Subordinated Notes for up to five consecutive years for one or more deferral periods. At the end of five years following the commencement of any deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. During a deferral period, interest will continue to accrue on the Junior Subordinated Notes and deferred interest will bear additional interest, compounded on each interest payment date. If we have paid all deferred interest (including compounded interest thereon) on the Junior Subordinated Notes, then we may again defer interest payments.

        The Junior Subordinated Notes are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        We may at our option redeem the Junior Subordinated Notes before their maturity (i) in whole or in part, at any time and from time to time, on or after June 15, 2025 at 100% of their principal amount plus any accrued and unpaid interest thereon; (ii) in whole, but not in part, before June 15, 2025 at the make-whole redemption price, if an applicable rating agency makes certain changes to the equity credit criteria for securities such as the Junior Subordinated Notes; (iii) in whole, but not in part, at any time at 100% of their principal amount plus any accrued and unpaid interest thereon in the event that we become or would become obligated to pay any additional amounts as a result of a change in tax laws, regulations or official interpretations; or (iv) in whole, but not in part, at 101% of their principal amount plus any accrued and unpaid interest thereon within 60 days after the occurrence of a "change of control triggering event" consisting of a change of control and a decline in the rating of our senior unsecured debt securities by two applicable rating agencies. In the event that we do not redeem the Junior Subordinated Notes in connection with a change of control triggering event, the then-applicable annual interest rate borne by the Junior Subordinated Notes will increase by 5.00%.

        The Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of AerCap Trust's future equally ranking junior subordinated indebtedness, if any, and are subordinate and junior in right of payment to all of AerCap Trust's existing and future senior indebtedness.

        We are required to register the Junior Subordinated Notes for resale under the Securities Act upon noteholder request pursuant to a registration rights agreement, which includes an obligation for us to file a Form F-3 to cover resales of the Junior Subordinated Notes from time to time.

Subordinated debt in joint venture partners

        In 2008 and 2010, AerCap Holdings N.V. and our joint venture partners each subscribed a total of approximately $64.3 million of subordinated loan notes. The subordinated debt held by AerCap Holdings N.V. is eliminated in consolidation of the joint ventures. Interest on the subordinated loan notes accrues at a rate of 15.00% per annum in the case of the AerCap Partners II joint venture. In the case of the AerCap Partners I and AerCap Partners 767 joint ventures, interest originally accrued on the subordinated loan notes at a rate of 20.00% per annum, and following an amendment entered into in June 2013, the interest rate was reduced to 0% effective as of January 1, 2013. Where (i) the amount which, pursuant to the terms of the senior facility, is available to the joint ventures to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments; or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then the joint venture partners must pay the maximum amount of interest that can properly be paid to the note holders on the relevant interest payment date and the unpaid interest carries interest at a rate of 19.50% per annum until paid.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Debt (Continued)

        Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, the joint venture partners may at any time redeem all or any of the outstanding subordinated loan notes.

16. Income taxes

        Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally, the Netherlands, Ireland and the United States of America.

        The following table presents our provision for income taxes by tax jurisdiction for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Deferred tax expense (benefit)
The Netherlands	$(7,453)	$1,339	$686
Ireland	151,623	87,147	17,158
United States of America	(65,341)	26,267	3,686
Other	22,130	(5,744)	(344)

	100,959	109,009	21,186
Deferred tax expense (benefit) related to an increase (decrease) in changes in valuation allowance of deferred tax assets
The Netherlands	13,915	—	—
United States of America	10,074	—	—
Other	(13,922)	6,850	—

	10,067	6,850	—
Current tax expense (benefit)
The Netherlands	37,512	5,290	4,840
Ireland	(99)	229	—
United States of America	39,358	15,553	—
Other	2,008	442	—

	78,779	21,514	4,840

Provision for income taxes	$189,805	$137,373	$26,026

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Income taxes (Continued)

        The following table provides a reconciliation of the statutory income tax expense to provision for income taxes for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Income tax expense at statutory income tax rate of 25%	$341,425	$229,224	$77,698
Non-deductible expenditures (permanent differences)(a)	59,234	24,426	(128)
Foreign rate differential	(210,854)	(116,277)	(51,544)

	(151,620)	(91,851)	(51,672)

Provision for income taxes	$189,805	$137,373	$26,026

(a)
The 2015 non-deductible expenditures included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands, non-deductible costs relating to the transfer of certain functions from the Netherlands to Ireland, and a valuation allowance taken in respect of U.S. and Dutch tax losses. In the United States of America, due to the restructuring of certain entities, previously disallowed tax assets can now be utilized against additional projected taxable income, resulting in the release of $25.0 million of valuation allowance from the opening balance sheet. It also included the non-taxable income arising from aircraft with a higher tax basis in general. The 2014 non-deductible expenditures included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands and the non-deductible transaction costs from the ILFC Transaction.

        The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31, 2015
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities(b)
Tax jurisdiction
The Netherlands	$175,897	25.0%	0.0%	$—
Ireland	1,212,190	12.5%	(12.5)%	(151,524)
United States of America	(43,825)	36.3%	11.3%	(4,952)
Isle of Man	181,118	0.0%	(25.0)%	(45,280)
Other	77,671	13.3%	(11.7)%	(9,099)

	$1,603,051			$(210,854)

Loss arising from non-taxable items(c)	(237,352)

Income from continuing operations before income tax	$1,365,699

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Income taxes (Continued)

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

(b)
The tax variance as a result of global activities is primarily caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in the Netherlands.

(c)
The 2015 non-taxable income included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands, non-deductible costs relating to the transfer of certain functions from the Netherlands to Ireland, and a valuation allowance taken in respect of U.S. and Dutch tax losses. The 2014 non-taxable income included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands and the non-deductible transaction costs from the ILFC Transaction.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

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

        The following tables provide details regarding the principal components of our deferred income tax assets and liabilities by jurisdiction as of December 31, 2015 and 2014:

	As of December 31, 2015
	The Netherlands	Ireland	United States of America	Other	Total
Depreciation/Impairment	$11,580	$(876,219)	$5,393	$963	$(858,283)
Intangibles	—	(10,071)	(18,763)	—	(28,834)
Interest expense	—	—	(5,435)	—	(5,435)
Accrued maintenance liability	—	(7,003)	11,880	—	4,877
Obligations under capital leases and debt obligations	—	(3,411)	—	—	(3,411)
Investments	—	—	(10,155)	—	(10,155)
Deferred losses	—	—	66,543	—	66,543
Accrued expenses	—	—	14,554	—	14,554
Valuation allowance	(13,915)	—	(35,074)	(23,011)	(72,000)
Losses and credits forward	13,915	630,302	32,342	39,282	715,841
Other	(2,936)	(20,647)	7,350	(11,651)	(27,884)

Net deferred income tax assets (liabilities)	$8,644	$(287,049)	$68,635	$5,583	$(204,187)

	As of December 31, 2014
	The Netherlands	Ireland	United States of America	Other	Total
Depreciation/Impairment	$12,479	$(618,323)	$(28,964)	$(3,189)	$(637,997)
Debt	—	(355)	1,681	—	1,326
Intangibles	—	(73)	(36,960)	—	(37,033)
Interest expense	—	—	6,008	—	6,008
Accrued maintenance liability	—	(7,673)	19,816	—	12,143
Obligations under capital leases and debt obligations	—	(3,725)	—	—	(3,725)
Investments	—	2,500	(5,446)	—	(2,946)
Deferred losses	—	—	49,787	—	49,787
Accrued expenses	—	—	26,532	—	26,532
Valuation allowance	—	—	(25,000)	(36,933)	(61,933)
Losses and credits forward	—	514,757	3,586	43,949	562,292
Other	3,210	(1,127)	2,870	(13,241)	(8,288)

Net deferred income tax assets (liabilities)	$15,689	$(114,019)	$13,910	$(9,414)	$(93,834)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Income taxes (Continued)

        The net deferred income tax liabilities as of December 31, 2015 of $204.2 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $161.2 million and as deferred income tax liabilities of $365.4 million.

        The net deferred income tax liabilities as of December 31, 2014 of $93.8 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $190.0 million and as deferred income tax liabilities of $283.8 million.

        The following table presents the movements in the valuation allowance for deferred income tax assets during the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Valuation allowance at beginning of period	$61,933	$—
ILFC Transaction	—	55,083
Increase of allowance to income tax provision	10,067	6,850

Valuation allowance at end of period	$72,000	$61,933

        The valuation allowance as of December 31, 2015 of $72.0 million included $23.0 million related to losses and credit forwards in Australia, $35.1 million related to having insufficient sources of projected taxable income to fully realize the deferred tax asset in the United States of America, and $13.9 million related to loss carry forwards in the Netherlands. In the United States of America, due to the restructuring of certain entities, previously disallowed tax assets can now be utilized against additional projected taxable income, resulting in the release of $25.0 million of valuation allowance from the opening balance sheet.

        The valuation allowance as of December 31, 2014 of $61.9 million included $36.9 million related to losses and credit forwards in Australia and $25.0 million related to deferred losses in the United States of America.

        As of December 31, 2015 and December 31, 2014, we had $15.5 million and $12.4 million, respectively of unrecognized tax benefits. As of the Closing Date of the ILFC Transaction, we had $5.4 million of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2015, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

        Our primary tax jurisdictions are the Netherlands, Ireland, and the United States of America. Our tax returns in the Netherlands are open for examination from 2010 forward, in Ireland from 2011 forward, and in the United States of America for 2012 and 2014 forward. In the United States of America, the 2013 federal income tax return for AerCap, Inc. and its subsidiaries was subject to examination. This closed without adjustment in early 2016. None of our other tax returns are currently subject to examination.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Income taxes (Continued)

        Our policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of provision for income taxes.

The Netherlands

        The majority of our Dutch subsidiaries are part of a single Dutch fiscal unity and are included in a consolidated tax filing. Aside from the one-time current tax expense related to the transfer of certain functions from the Netherlands to Ireland, current tax expenses are limited with respect to the Dutch subsidiaries due to the existence of interest bearing intercompany liabilities. Deferred income tax is calculated using the Dutch corporate income tax rate (25.0%). Tax losses in the Netherlands can generally be carried back one year and carried forward nine years before expiry.

Ireland

        Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant losses carry forward as of December 31, 2015 which give rise to deferred income tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the full value of our Irish tax assets and have not recognized a valuation allowance against such assets as of December 31, 2015.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Since the ILFC Transaction, we no longer file one consolidated federal income tax return. We have two distinct groups of U.S. companies that each file a consolidated return and various individual subsidiaries that file single company returns. The blended federal and state tax rate applicable to our combined U.S. group was 36.3% for the year ended December 31, 2015. Due to an intragroup restructuring within the U.S., we are able to generate additional sources of taxable income to fully realize our deferred income tax asset in our U.S. ILFC group. As a result, we have fully released the existing valuation allowance against our U.S. ILFC deferred income tax asset of $25.0 million as of December 31, 2015. Due to a restructuring of activities in the U.S. AeroTurbine group, we do not expect to generate sufficient sources of taxable income to realize our deferred income tax asset in the U.S. AeroTurbine group. Thus, we have recorded a full valuation allowance against our U.S. AeroTurbine group deferred income tax asset of $33.3 million as of December 31, 2015. We had $91.7 million U.S. federal net operating losses as of December 31, 2015, which expire between 2025 and 2035.

17. Equity

        On May 14, 2014, AerCap issued 97,560,976 new ordinary shares and paid $2.4 billion in cash to AIG to successfully complete the ILFC Transaction, pursuant to which AerCap acquired, through a wholly-owned subsidiary, 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Equity (Continued)

        In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million of share repurchases, increasing the total authorization under the program to $750 million.

        On June 9, 2015, we completed the Share Repurchase with AIG, at an approximate price per share of $47.77. Consideration for the Share Repurchase consisted of the issuance of the Junior Subordinated Notes to AIG and $250 million of cash on hand. In relation to the Share Repurchase, we incurred $11.2 million of expenses.

        In October 2015, our Board of Directors cancelled 9,698,588 ordinary shares which were acquired through the Share Repurchase in accordance with the authorizations obtained from the Company's shareholders.

        In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. See Note 32—Subsequent events.

        Movements in AOCI for the years ended December 31, 2015 and 2014 were as follows:

	Net change in fair value of derivatives	Actuarial gain (loss) on pension obligations	Total
Balance as of December 31, 2013	$(4,898)	$(4,992)	$(9,890)
Total other comprehensive income (loss)	4,542	(1,547)	2,995

Balance as of December 31, 2014	$(356)	$(6,539)	$(6,895)
Total other comprehensive income	338	250	588

Balance as of December 31, 2015	$(18)	$(6,289)	$(6,307)

18. Share-based compensation

        Under our equity incentive plans we have granted restricted stock units, restricted stock and stock options to directors, officers and employees in order to enable us to attract, retain and motivate such people and to align their interests with ours, including but not limited to retention and motivation in relation to the implementation of the ILFC Transaction.

Cerberus Funds Equity Grants

        Effective June 30, 2005, companies controlled by Cerberus ("Cerberus Funds") which, at the time, indirectly owned 100% of our equity interests, put into place an Equity Incentive Plan (the "Cerberus Funds Equity Plan") under which members of our senior management, Board of Directors and an employee of Cerberus were granted certain direct or indirect rights (stock options) to the Company's shares held by the Cerberus Funds. There were nil and 27,734 options outstanding under the Cerberus Funds Equity Plan as of December 31, 2015 and 2014, respectively, none of which are subject to future vesting criteria.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

18. Share-based compensation (Continued)

AerCap Holdings N.V. Equity Grants

        In March 2012, we implemented an equity incentive plan (the "Equity Incentive Plan 2012") which provides for the grant of stock options, non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Effective May 14, 2014, the Equity Incentive Plan 2012 was expanded and the maximum number of equity awards available to be granted under the plan is equivalent to 8,064,081 Company shares. The Equity Incentive Plan 2012 is not open for equity awards to our directors.

        On May 14, 2014, we implemented an equity incentive plan (the "Equity Incentive Plan 2014") which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available to be granted under the plan is equivalent to 4,500,000 Company shares. The Equity Incentive Plan 2014 is open for equity awards to our directors.

        The Equity Incentive Plan 2014 replaced an equity incentive plan that was implemented in October 2006 (the "Equity Incentive Plan 2006", the Equity Incentive Plan 2014, Equity Incentive Plan 2012 and Equity Incentive Plan 2006 collectively referred to herein as "AerCap Holdings N.V. Equity Plans"). Prior awards remain in effect pursuant to their terms and conditions. The terms and conditions of the Equity Incentive Plan 2006 and the Equity Incentive Plan 2014 are substantially the same.

        The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Holdings N.V. Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policy approved by the General Meeting of Shareholders. The vesting periods of the equity awards range between three years and five years, subject to certain exceptions. Certain awards are subject to long term performance vesting criteria, based on the average earnings per share over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted after the year end and the number of awards granted is dependent on the performance of AerCap and the respective individual officer during the previous financial year. The 2015 annual equity awards were granted to some of our officers in December 2015 in lieu of the first quarter of 2016 in order to avoid double taxation in connection with the migration of the Company's headquarters to Ireland in early 2016. All outstanding awards of restricted stock units are convertible into common shares of the Company at a ratio of one-to-one. During the year ended December 31, 2015, the Company's obligations to issue shares at the exercise of vested options, on the vesting date of restricted stock units, or upon lapse of the restrictions in relation to restricted stock were satisfied by both the issuance of new shares and the transfer of treasury shares acquired from a share repurchase during the year ended December 31, 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

18. Share-based compensation (Continued)

        The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Holdings N.V. Equity Plans during the year ended December 31, 2015:

	Year Ended December 31, 2015
	Number of time based restricted stock units and restricted stock	Number of performance based restricted stock units and restricted stock	Weighted average grant date fair value of time based grants ($)	Weighted average grant date fair value of performance based grants ($)
Number at beginning of period(a)	4,473,433	5,959,009	$33.40	$42.50
Granted(b)	318,398	156,669	43.11	44.37
Vested(c)	(1,045,415)	(548,214)	13.34	13.37
Cancelled	(6,726)	(13,453)	46.59	46.59

Number at end of period(d)	3,739,690	5,554,011	$39.81	$45.42

(a)
Includes 365,000 restricted stock granted prior to 2015 under the AerCap Holdings N.V. Equity Plans, of which 232,140 restricted stock were issued with the remaining restricted stock being withheld and applied to pay the taxes involved.

(b)
Includes 89,317 restricted stock granted under the AerCap Holdings N.V. Equity Plans, of which 63,311 restricted stock were issued with the remaining restricted stock being withheld and applied to pay the taxes involved.

(c)
1,588,808 restricted stock units, which were previously granted under the AerCap Holdings N.V. Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 912,850 ordinary shares to the holders of these restricted stock units with the remainder being withheld and applied to pay the taxes involved. In addition, restrictions on 4,821 restricted stock (3,066 restricted stock net of withholding for taxes) lapsed during the period.

(d)
In December 2015, 3,848,853 restricted stock units that had been issued previously were converted to restricted stock of which 2,744,813 were issued with the remaining stock being withheld and applied to pay the taxes involved. The converted restricted stock remained subject to restrictions and conditions identical to the restricted stock units, including vesting conditions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

18. Share-based compensation (Continued)

        The following table presents movements in the outstanding stock options under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012 or Equity Incentive Plan 2014) and the stock options that rolled over from the amalgamation of Genesis in 2010 during the year ended December 31, 2015. All outstanding options were vested as of January 1, 2016.

	Year Ended December 31, 2015
	Number of options	Weighted average exercise price ($)
Options outstanding at beginning of period(a)	532,223	$18.91
Exercised	(12,530)	11.69

Options outstanding at end of period	519,693	$19.08

(a)
Includes 124,536 AER options granted to former Genesis directors and employees at the closing of the amalgamation with Genesis on March 25, 2010. These options were issued pursuant to a separate board resolution, and were not issued under any of the AerCap Holdings N.V. Equity Plans.

        The amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company's shares on the grant date and reflective of the probability of vesting. All outstanding options have been fully expensed.

        We incurred share-based compensation expense of $100.2 million, $68.2 million and $9.3 million during the years ended December 31, 2015, 2014 and 2013, respectively. The following table presents our expected share-based compensation expense assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. dollar amounts in millions)
2016	$100.7
2017	90.9
2018	41.3
2019	3.8

19. Pension plans

        We operate defined benefit plans and defined contribution pension plans for our employees. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19. Pension plans (Continued)

Defined benefit plans

Dutch defined benefit plan

        We provide an insured defined benefit pension plan covering our Dutch employees (the "Dutch Plan") based on years of service and career average pay. The Dutch Plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. During the years ended December 31, 2015, 2014 and 2013, we recognized actuarial gains (losses) of pension obligations, net of taxes, of $(0.2) million, $1.6 million and $(0.3) million, respectively, in AOCI. The actuarial gains or losses were calculated assuming a discount rate of 2.4%, 2.4% and 4.0% for the years ended December 31, 2015, 2014 and 2013, respectively, and various assumptions regarding the plan's future funding and pay out. As of December 31, 2015 and 2014, we recorded a liability in accounts payable, accrued expenses and other liabilities of $3.2 million and $2.9 million, respectively, which covers the excess of our projected benefit obligations over plan assets.

Irish defined benefit plan

        We provide a defined benefit pension plan covering some of our Irish employees (the "Irish Plan") based on years of service and final pensionable pay. The Irish Plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants as of June 30, 2009, but will continue to accrue benefits for existing participants. We determine the funded status of this plan with the assistance of an actuary. During the years ended December 31, 2015, 2014 and 2013, we recognized actuarial gains (losses), net of tax, of $0.5 million, $(3.1) million and $(0.2) million in AOCI. The actuarial gains or losses were calculated assuming a discount rate of 2.5%, 2.4% and 3.9% for the years ended December 31, 2015, 2014, and 2013, respectively, and various assumptions regarding the plan's future funding and pay out. As of December 31, 2015 and 2014, we recorded a liability in accounts payable, accrued expenses and other liabilities of $6.9 million and $7.0 million, respectively, which covers the excess of our projected benefit obligations over plan assets.

Defined contribution plans

Dutch defined contribution plan

        We provide a defined contribution pension plan for those Dutch employees that are not covered by the defined benefit plan. During the years ended December 31, 2015, 2014 and 2013, we contributed $0.4 million, $0.3 million and nil, respectively, to this plan. No amounts were outstanding in respect of pension contributions as of December 31, 2015.

Irish defined contribution plan

        We provide a defined contribution pension plan for those Irish employees that are not covered by the defined benefit plan. During the years ended December 31, 2015, 2014 and 2013, we contributed $1.1 million, $0.3 million and $0.2 million, respectively, to this plan. No amounts were outstanding in respect of pension contributions as of December 31, 2015.

Other plans

        We provide defined contribution pension plans or comparable company saving plans to employees not covered by the Dutch or Irish plans as disclosed above. All of these plans, individually or on an aggregated basis, do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

20. Geographic information

        The following table presents (i) the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year; and (ii) the percentage of lease revenue attributable to the Netherlands, our country of domicile, based on each lessee's principal place of business, for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015		2014		2013
	Amount	%	Amount	%	Amount	%
China(a)	$656,809	13.2%	$427,737	12.4%	$78,000	8.0%
United States of America	538,686	10.8%	378,693	11.0%	169,282	17.3%
The Netherlands	98,213	2.0%	62,589	1.8%	—	—%
Other countries(b)	3,697,843	74.0%	2,580,552	74.8%	728,865	74.7%

Total	$4,991,551	100.0%	$3,449,571	100.0%	$976,147	100.0%

(a)
Includes Mainland China, Hong Kong and Macau.

(b)
No individual country within this category accounts for more than 10% of our lease revenue.

        The following table presents (i) the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights intangible assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year; and (ii) the percentage of long-lived assets attributable to the Netherlands, our country of domicile, based on each aircraft's habitual base, as of December 31, 2015 and 2014:

	As of December 31,
	2015		2014
	Amount	%	Amount	%
China(a)	$5,143,237	14.5%	$4,849,906	13.5%
United States of America	4,528,441	12.8%	4,448,758	12.4%
The Netherlands	824,398	2.3%	663,399	1.9%
Other countries(b)	25,002,304	70.4%	25,880,773	72.2%

Total(c)	$35,498,380	100.0%	$35,842,836	100.0%

(a)
Includes Mainland China, Hong Kong and Macau.

(b)
No individual country within this category accounts for more than 10% of our long-lived assets.

(c)
Excludes AeroTurbine long-lived assets of $225.0 million and $207.1 million as of December 31, 2015 and 2014, respectively.

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivables are from entities located throughout the world. During the years ended December 31, 2015 and 2014, we had no lessees that represented more than 10% of total lease revenue. During the year ended December 31, 2013, we had one lessee, American Airlines, that represented 10.9% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

21. Selling, general and administrative expenses

        Selling, general and administrative expenses consisted of the following for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Personnel expenses	$161,967	$130,254	$46,362
Share-based compensation	100,162	68,152	9,292
Travel expenses	23,090	17,501	6,728
Professional services	42,921	32,359	13,253
Office expenses	26,989	21,678	3,443
Directors' expenses	2,780	3,441	3,393
Other expenses	23,399	26,507	6,608

	$381,308	$299,892	$89,079

22. Other income

        Other income consisted of the following for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015		2014		2013
AeroTurbine
Engines, airframes, parts and supplies revenue	$337,597		$275,315		$—
Cost of goods sold	(311,107	)(a)	(234,478)		—

Gross profit	26,490		40,837		—
Management fees, interest and other	86,186	(b)	63,654	(c)	32,046

	$112,676		$104,491		$32,046

(a)
Includes an expense of $38.7 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing.

(b)
Includes $22.6 million of income from the settlement of asset value guarantees and $16.2 million of income from net insurance proceeds.

(c)
Includes a $19.9 million gain from the sale of an investment accounted for under the equity method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

23. Lease revenue

        Our current operating lease agreements expire up to and over the next 15 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases as of December 31, 2015 were as follows:

Contracted minimum future lease payments receivable
2016	$4,272,946
2017	3,708,698
2018	3,017,322
2019	2,395,271
2020	1,895,549
Thereafter	5,814,243

$21,104,029

24. Asset impairment

        Asset impairment consisted of the following for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Flight equipment held for operating leases (Note 6)	$16,322	$21,828	$25,616
Other assets	13	—	539

	$16,335	$21,828	$26,155

        Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows.

        During the year ended December 31, 2015, we recognized total impairment charges of $16.3 million primarily related to eight aircraft and 12 engines. Four of the impaired aircraft were redelivered from the respective lessees for which we received or retained lease-end maintenance compensation and recognized $20.5 million of maintenance rents and other receipts upon redelivery. The impairment on the remaining four aircraft and 12 engines was recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

        During the year ended December 31, 2015, we also recognized impairment charges for certain AeroTurbine intangible assets and leased engines. Please refer to Note 25—AeroTurbine restructuring for further details.

        During the year ended December 31, 2014, we recognized impairment charges of $21.8 million primarily related to eight aircraft that were returned early from our lessees, and three previously leased engines that we sold for parts. The impairment was recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

24. Asset impairment (Continued)

        During the year ended December 31, 2013, we recognized impairment charges of $25.6 million related to six aircraft. The impairment on four aircraft was triggered by the release of $9.9 million of maintenance reserves and $17.7 million of EOL payments received or retained upon redelivery. The impairment on the remaining two aircraft was the result of our annual assessment whereby we concluded that their net book values were no longer supportable based on our latest cash flow estimates, including residual value proceeds for these aircraft. Also, a note receivable for an aircraft which was sold in 2013 was impaired.

25. AeroTurbine restructuring

        During the fourth quarter of 2015, we made the decision to downsize the AeroTurbine business. After completion of the downsizing, AeroTurbine will only provide services to support AerCap's aircraft leasing business, including aircraft maintenance, engine leasing and engine trading. In connection with the downsizing, we performed recoverability assessments of AeroTurbine's long-lived assets. These recoverability assessments indicated that the book value of certain AeroTurbine intangible assets and leased engines were no longer supported by their future expected cash flows. The resulting impairment was measured as the excess of the carrying amount of each asset over its fair value. Fair value was estimated based on the present value of future cash flows expected to be generated from the asset, including its expected residual value, discounted at a rate commensurate with the associated risk. During the year ended December 31, 2015, we also recognized a lower of cost or market adjustment of AeroTurbine's parts inventory. Please refer to Note 22—Other income for further details.

        The impairment charges and severance expenses as provided in the following table were recorded in transaction, integration and restructuring related expenses in our Consolidated Income Statement during the year ended December 31, 2015.

Year Ended December 31, 2015
Tradename and other intangible assets impairment	$24,837
Leased engines impairment	22,402
Severance expenses	2,072

$49,311

26. Earnings per share

        Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of our ordinary shares outstanding, which excludes 3,030,724, 232,140 and 139,920 unvested restricted stock as of December 31, 2015, 2014 and 2013, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 36,666, nil and 1.3 million for the years ended December 31, 2015, 2014 and 2013, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

26. Earnings per share (Continued)

        The computations of outstanding shares for basic EPS as of December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014
	Number of ordinary shares
Ordinary shares issued	203,411,207	212,318,291
Treasury shares	(3,069,003)	—

Ordinary shares outstanding	200,342,204	212,318,291
Unvested restricted stock	(3,030,724)	(232,140)

Ordinary shares outstanding for basic EPS	197,311,480	212,086,151

        The computations of basic and diluted EPS for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31,
	2015	2014	2013
Net income for the computation of basic EPS	$1,178,730	$810,447	$292,410
Weighted average ordinary shares outstanding—basic	203,850,828	175,912,662	113,463,813
Basic EPS	$5.78	$4.61	$2.58

	Year Ended December 31,
	2015	2014	2013
Net income for the computation of diluted EPS	$1,178,730	$810,447	$292,410
Weighted average ordinary shares outstanding—diluted	206,224,135	178,684,989	115,002,458
Diluted EPS	$5.72	$4.54	$2.54

27. Variable interest entities

        Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE's activities, or being the sole shareholder of the VIE.

        During the year ended December 31, 2015, we have not provided any financial support to any of our VIEs that we were not contractually obligated to provide.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

27. Variable interest entities (Continued)

Consolidated VIEs

        As of December 31, 2015 and 2014, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs which can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit are disclosed in Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.

Wholly-owned ECA and Ex-Im financing vehicles

        We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities' economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Other secured financings

        We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities' economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Wholly-owned leasing entities

        We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities' economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Limited recourse financing structures

        We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

27. Variable interest entities (Continued)

entities, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of these entities.

AerCap Partners I

        AerCap Partners I Holding Limited ("AerCap Partners I") is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

        As of December 31, 2015, AerCap Partners I had a portfolio consisting of 11 Boeing 737NG aircraft. As of December 31, 2015, AerCap Partners I had $127.0 million outstanding under a senior debt facility, which is guaranteed by us, and $80.8 million of subordinated debt outstanding, consisting of $40.4 million from us and $40.4 million from our joint venture partner.

AerCap Partners II

        AerCap Partners II Holding Limited ("AerCap Partners II") is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

        As of December 31, 2015, AerCap Partners II had a portfolio consisting of three Airbus A320 aircraft. As of December 31, 2015, AerCap Partners II had $56.7 million outstanding under an ECA senior debt facility, which is guaranteed by us, and $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner.

AerCap Partners 767

        AerCap Partners 767 Limited ("AerCap Partners 767") is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

        As of December 31, 2015, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of December 31, 2015, AerCap Partners 767 had $20.8 million outstanding under a senior debt facility, which is limited recourse to us and $30.9 million of subordinated debt outstanding, consisting of $15.45 million from us and $15.45 million from our joint venture partner.

ALS II

        We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset backed notes ("ALS II Class E-1 Notes") in ALS II. We provide lease management, insurance

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

27. Variable interest entities (Continued)

management and aircraft asset management services to ALS II for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

        As of December 31, 2015, ALS II had a portfolio consisting of 30 Airbus A320 family aircraft. As of December 31, 2015, ALS II had $210.6 million of senior Class A notes outstanding and $340.3 million of ALS II Class E-1 Notes outstanding due to us.

AerFunding

        We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset backed notes ("AerFunding Class E-1 Notes") in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

        As of December 31, 2015, AerFunding had a portfolio consisting of 14 Airbus A320 family aircraft, five Airbus A330 aircraft, 11 Boeing 737NG aircraft and two Boeing 787 aircraft. As of December 31, 2015, AerFunding had $1.1 billion outstanding under a secured revolving credit facility and $313.4 million of AerFunding Class E-1 Notes outstanding due to us.

AerLift Jet

        AerLift Jet is a 50%-50% joint venture owned by us and a U.S.-based aircraft leasing company. We have an agreement to provide lease management, insurance management and aircraft asset management services to AerLift Jet for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

        As of December 31, 2015, AerLift Jet owned four aircraft and had $33.6 million outstanding under secured bank loans.

Non-consolidated VIEs

        The following table presents our maximum exposure to loss in VIEs for which we are not the PB as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Carrying value of investments (Note 11)	$114,711	$115,554
Carrying value of the ALS Note Receivable	85,747	79,254
Debt guarantee	248,105	267,260

Maximum exposure to loss	$448,563	$462,068

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

27. Variable interest entities (Continued)

        The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerDragon

        AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide certain aircraft- and accounting-related services to AerDragon, and guarantee debt secured by certain aircraft which AerDragon purchased directly from us for a fee. As of December 31, 2015 and 2014, we guaranteed debt of $7.5 million and $11.3 million, respectively, for AerDragon. With the exception of the debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

        As of December 31, 2015, AerDragon had 27 narrowbody and one widebody aircraft on lease to ten airlines and had a further two aircraft on order. AerDragon completed the sales of two narrowbody aircraft to a third party during the year ended December 31, 2015.

        We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerLift

        AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of December 31, 2015 and 2014, we guaranteed debt of $168.9 million and $173.1 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

        As of December 31, 2015, AerLift owned six aircraft. We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

        In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of December 31, 2015, ACSAL continued to own the eight aircraft.

        We determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

27. Variable interest entities (Continued)

AerCap Partners III

        In 2010, we entered into a 50% joint venture, AerCap Partners III Holdings Limited ("AerCap Partners III"), which initially owned three Airbus A330 aircraft. On June 1, 2011, we sold our 50% interest in the three Airbus A330 aircraft but we continue to guarantee debt for AerCap Partners III for a fee. As of December 31, 2015 and 2014, we guaranteed $71.7 million and $82.9 million of debt for AerCap Partners III, respectively. Other than the debt for which we act as a guarantor, the obligations of AerCap Partners III are non-recourse to us. We have determined that AerCap Partners III is a VIE in which we do not have control and therefore we are not the PB.

ALS

        In 2012, we completed the ALS Transaction. In addition, we obtained financing (the "ALS Coupon Liability") in return for which we received a contingent asset (the "ALS Note Receivable") with the substance of a structured note. Repayments of the ALS Coupon Liability are equal to an annual 8% coupon of the purchase price, paid until the earlier of December 2016 or the month in which the senior securities issued by ALS (the "G-Notes"), are fully repaid. The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro rata basis up to a cap which will be equal to the total ALS Coupon Liability. As of December 31, 2015 and 2014, the ALS Note Receivable was $85.7 million and $79.3 million, respectively, and $28.0 million and $53.1 million, respectively, was outstanding under the ALS Coupon Liability. We have determined that ALS is a VIE in which we do not have control and therefore we are not the PB.

Other joint ventures

        We had an economic interest in AerCo. On August 4, 2015, AerCo entered into a creditor's winding up. On February 16, 2016, AerCo Limited was dissolved. AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. We provided a variety of management services to AerCo for which we received fees. For the years ended December 31, 2015 and 2014, AerCo was a VIE for which we determined that we did not have control and were not the PB and, accordingly, we did not consolidate the financial results of AerCo in our Consolidated Financial Statements. Historically, the investment in AerCo had been written down to zero. On October 15, 2015, AerCo disclosed that no further payments of interest or principal would be made in respect of the classes of notes held by us. Hence, we will not realize any value from the creditor's winding up of AerCo.

        In 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry. AerData continues to provide software services to us.

Other variable interest entities

        We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity's economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Related party transactions

AIG

        As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. Following both secondary public offerings and the Share Repurchase, AIG no longer owns any of our outstanding ordinary shares. See Note 4—ILFC Transaction. AIG and its subsidiaries were considered related parties between the Closing Date and August 24, 2015, when AIG sold its remaining AerCap ordinary shares and when AIG's remaining designee resigned from our Board of Directors.

Debt

        We have a senior unsecured revolving credit facility with AIG as lender and administrative agent. We paid fees of $4.1 million and $14.9 million from January 1, 2015 through August 24, 2015 and for the year ended December 31, 2014, respectively.

        In June 2015, AerCap Trust issued the Junior Subordinated Notes due 2045 to AIG. See Note 15—Debt. We paid no fees or interest to AIG from January 1, 2015 through August 24, 2015 for these notes.

Repurchase of shares

        On June 9, 2015, we completed the Share Repurchase from AIG. See Note 17—Equity.

Derivatives

        The counterparty of the interest rate swap agreements we acquired as part of the ILFC Transaction was AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements were guaranteed by AIG. All interest rate swap agreements with AIG Markets, Inc., matured in August 2015. The net effect in our Consolidated Income Statements from January 1, 2015 through August 24, 2015 and for the year ended December 31, 2014 from derivative contracts with AIG Markets, Inc. was nil, as the interest of $1.3 million and $4.3 million, respectively, was offset by mark-to-market gains of $1.3 million and $4.3 million, respectively. See also Note 12—Derivative assets and liabilities.

Management fees

        We received management fees of $5.1 million and $4.9 million from January 1, 2015 through August 24, 2015 and during the year ended December 31, 2014, respectively, from Castle Trusts, affiliates of AIG.

AerDragon

        We provide certain aircraft-and accounting-related services to AerDragon, a joint venture accounted for under the equity method. We charged AerDragon a fee for these management services of $0.5 million, $0.4 million and $0.5 million during the years ended December 31, 2015, 2014 and 2013, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Related party transactions (Continued)

ACSAL

        We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.5 million, $0.5 million and $0.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

AerLift

        We provide a variety of management services to AerLift, a joint venture accounted for under the equity method, for which we received a fee of $2.8 million, $4.0 million and $6.9 million during the years ended December 31, 2015, 2014 and 2013, respectively.

AerCo

        AerCo was an aircraft securitization vehicle in which we held all of the most junior class of subordinated notes and certain notes immediately senior to those junior notes. We provided a variety of management services to AerCo, for which we received fees of $1.4 million, $1.5 million and $1.9 million during the years ended December 31, 2015, 2014 and 2013, respectively.

29. Commitments and contingencies

Aircraft on order

        As of December 31, 2015, we had commitments to purchase 447 new aircraft scheduled for delivery through 2022. The majority of these commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2015, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $526.8 million, $403.8 million and $7.5 million with Boeing, Airbus and Embraer, respectively.

        Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Commitments and contingencies (Continued)

        Movements in prepayments on flight equipment and capitalized interest during the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015		2014
Prepayments on flight equipment and capitalized interest at beginning of period	$3,486,514		$223,815
Prepayments made during the period	747,541		320,396
ILFC Transaction	—		3,176,322
Interest capitalized during the period	79,230	(a)	80,328
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,012,859)		(314,347)

Prepayments on flight equipment and capitalized interest at end of period	$3,300,426		$3,486,514

(a)
Includes an out of period adjustment of $16.9 million. See Note 2—Basis of presentation.

        The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter	Total
Purchase obligations(a)	$3,883,380	$5,647,627	$5,817,938	$4,484,003	$3,608,082	$3,017,180	$26,458,210

(a)
Includes commitments to purchase 413 aircraft, 34 purchase and leaseback transactions and spare engine commitments.

Leases

        We have operating lease agreements with third parties for office space, company cars and office equipment. As of December 31, 2015, minimum payments under the lease agreements for office space were as follows:

Future minimum lease payments
2016	$10,828
2017	13,908
2018	11,800
2019	9,657
2020	9,732
Thereafter	65,253

$121,178

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Commitments and contingencies (Continued)

Asset value guarantees

        As part of the ILFC Transaction, we assumed the potential obligation of contracts that guarantee, for a fee, a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. During the year ended December 31, 2015, we settled three asset value guarantees and recognized a $22.6 million gain. As of December 31, 2015, eight guarantees were outstanding.

        We regularly review the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any asset guarantee loss provisions during the years ended December 31, 2015 or 2014.

        As of December 31, 2015 and 2014, the carrying value of the asset value guarantee liability was $37.5 million and $133.5 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. As of December 31, 2015, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $168.4 million.

Other guarantees

        In September 2015, we entered into an agreement to guarantee the future re-lease or extension rental rates and other costs of four aircraft sold up to agreed maximum amounts for each aircraft. These guarantees expire when qualifying re-lease or extension agreements are signed, but no later than 2018. We are obligated to perform under these guarantees if the contracted net re-lease or extension rates do not equal or exceed the specified amounts in the guarantees. As of December 31, 2015, the guarantee carrying value was $9.9 million and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheet. As of December 31, 2015, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $22.4 million.

Legal proceedings

General

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our consolidated financial condition, results of operations or cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Commitments and contingencies (Continued)

VASP litigation

        We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo ("TJSP") ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the "STJ") dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap's extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

        On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. The public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor has since filed a new opinion that is less supportive of the VASP-appointed expert's opinion. The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion. The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

        In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP's default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP's applications.

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16,

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Commitments and contingencies (Continued)

2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be asserted in the VASP bankruptcy. The STJ granted AerCap's application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

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

        In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP's bankruptcy, the Irish action went forward. Upon VASP's failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil, so that it might be asserted in the VASP bankruptcy.

Transbrasil litigation

        In the early 1990s, two AerCap-related companies (the "AerCap Lessors") leased an aircraft and two engines to Transbrasil S/A Linhas Areas ("Transbrasil"), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the "GE Lessors"). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the "Notes") to the AerCap lessors and GE Lessors (collectively the "Lessors") in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Commitments and contingencies (Continued)

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

        In light of the STJ's ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil's Provisional Enforcement Actions—those seeking statutory penalties and attorneys' fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil's Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

Yemen Airways-Yemenia litigation

        ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier ("Hassanati Action"). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC's favor and dismissed all of the Hassanati plaintiffs' remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the "Abdallah Action"). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Commitments and contingencies (Continued)

Air Lease litigation

        On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC's former CEO, Steven Udvar Hazy, Mr. Hazy's current company, Air Lease Corporation ("ALC"), and a number of ALC's officers and employees who were formerly employed by ILFC. The lawsuit alleged that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC's trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

        The complaint sought monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

        On August 15, 2013, ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC's cross-complaint alleged that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserted a claim against ILFC for breach of contract. The cross-complaint sought significant compensatory and punitive damages.

        On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint added claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants' breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

        On April 23, 2015, we entered into an agreement to settle the litigation. Pursuant to the terms of the settlement agreement, each of the parties to the litigation received full releases of all claims and counterclaims asserted in the litigation. Neither AerCap nor ILFC made or received any payments pursuant to the settlement agreement.

30. Fair value measurements

        The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management's own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

        The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:

          Level 1—Quoted prices available in active markets for identical assets or liabilities as of the reported date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Fair value measurements (Continued)

          Level 2—Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

          Level 3—Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

        Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

        As of December 31, 2015, our derivative portfolio consisted of interest rate swaps and caps, and as of December 31, 2014, our derivative portfolio consisted of interest rate swaps, caps and floors. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

        The following table presents our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2015 and 2014:

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$18,965	$—	$18,965	$—
Liabilities
Derivative liabilities	21	—	21	—

	As of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,549	$—	$24,549	$—
Liabilities
Derivative liabilities	2,208	—	2,208	—
Assets and liabilities measured at fair value on a non-recurring basis

        We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

        Management develops and adjusts the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Fair value measurements (Continued)

Definite-lived intangible assets

        We use the income approach to measure the fair value of definite-live intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.

        We impaired certain definite-lived intangible assets to fair value during the year ended December 31, 2015. The fair value of these assets were nil, as the estimated cash outflows exceeded the cash inflows. Please refer to Note 25—AeroTurbine restructuring for further details.

Flight equipment

Inputs to non-recurring fair value measurements categorized as level 3

        We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease cash flows, extended to the end of the aircraft's estimated holding period in its highest and best use, and a contractual or estimated disposition value.

        The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. We generally assume the estimated holding period to be 25 years from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

        The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

        For flight equipment held for operating leases that we measured at fair value on a non-recurring basis during the year ended December 31, 2015, the following table presents the fair value of such

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Fair value measurements (Continued)

flight equipment as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Range (Weighted average)
Flight equipment held for operating leases	$43.1 million	Income approach	Discount rate	0% - 10% (4.4%)
			Remaining holding period	0 - 1 (1) year
			Present value of non-contractual cash flows	0% - 100% (66%)

Sensitivity to changes in unobservable inputs

        When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

        The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management's estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

Fair value disclosures of financial instruments

        The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Consolidated Balance Sheets at fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Fair value measurements (Continued)

        The carrying amounts and fair values of our most significant financial instruments as of December 31, 2015 and 2014 were as follows:

	As of December 31, 2015
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,403,098	$2,403,098	$2,403,098	$—	$—
Restricted cash	419,447	419,447	419,447	—	—
Derivative assets	18,965	18,965	—	18,965	—
Notes receivables	116,197	116,197	—	116,197	—

	$2,957,707	$2,957,707	$2,822,545	$135,162	$—

Liabilities
Debt	$29,806,843	$29,915,965	$—	$29,915,965	$—
Derivative liabilities	21	21	—	21	—
Guarantees	47,380	46,827	—	—	46,827

	$29,854,244	$29,962,813	$—	$29,915,986	$46,827

	As of December 31, 2014
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,490,369	$1,490,369	$1,490,369	$—	$—
Restricted cash	717,388	717,388	717,388	—	—
Derivative assets	24,549	24,549	—	24,549	—
Notes receivables	135,154	135,154	—	135,154	—

	$2,367,460	$2,367,460	$2,207,757	$159,703	$—

Liabilities
Debt	$30,402,392	$30,384,868	$—	$30,384,868	$—
Derivative liabilities	2,208	2,208	—	2,208	—
Guarantees	133,500	131,814	—	—	131,814

	$30,538,100	$30,518,890	$—	$30,387,076	$131,814

31. Supplemental guarantor financial information

        The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

        In May 2012, AerCap Aviation Solutions B.V. ("AerCap Aviation Solutions"), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the "Parent Guarantor"), issued $300.0 million of 6.375%

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by the Parent Guarantor.

        In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland Limited ("AerCap Ireland"). The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2015 and 2014, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013 of (i) the Parent Guarantor; (ii) AerCap Aviation Solutions; (iii) AerCap Ireland; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided because AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor's financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	14	—	1,193	1,196	—	2,403
Restricted cash	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	—	1,034	31,185	—	32,219
Maintenance rights intangible and lease premium, net	—	—	80	3,059	—	3,139
Flight equipment held for sale	—	—	—	71	—	71
Net investment in finance and sales-type leases	—	—	22	447	—	469
Prepayments on flight equipment	—	—	—	3,300	—	3,300
Investments including investments in subsidiaries	8,290	—	3,385	115	(11,675)	115
Intercompany receivables	46	5	6,157	4,652	(10,860)	—
Other assets	61	2	378	1,338	—	1,779

Total Assets	8,411	7	12,267	45,764	(22,535)	43,914

Liabilities and Equity
Debt	—	300	78	29,429	—	29,807
Intercompany payables	4	—	4,525	6,331	(10,860)	—
Other liabilities	58	2	184	5,437	—	5,681

Total Liabilities	62	302	4,787	41,197	(10,860)	35,488
Total AerCap Holdings N.V. shareholders' equity	8,349	(295)	7,480	4,490	(11,675)	8,349
Non-controlling interest	—	—	—	77	—	77

Total Equity	8,349	(295)	7,480	4,567	(11,675)	8,426

Total Liabilities and Equity	8,411	7	12,267	45,764	(22,535)	43,914

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	—	816	667	—	1,490
Restricted cash	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	—	568	31,417	—	31,985
Maintenance rights intangible and lease premium, net	—	—	3	3,903	—	3,906
Flight equipment held for sale	—	—	—	14	—	14
Net investment in finance and sales-type leases	—	—	25	322	—	347
Prepayments on flight equipment	—	—	2	3,485	—	3,487
Investments including investments in subsidiaries	7,902	—	2,298	116	(10,200)	116
Intercompany receivables	534	260	6,397	4,255	(11,446)	—
Other assets	18	3	229	1,555	—	1,805

Total Assets	8,461	263	10,345	46,444	(21,646)	43,867

Liabilities and Equity
Debt	—	300	111	29,991	—	30,402
Intercompany payables	575	1	3,749	7,121	(11,446)	—
Other liabilities	22	—	77	5,423	—	5,522

Total Liabilities	597	301	3,937	42,535	(11,446)	35,924
Total AerCap Holdings N.V. shareholders' equity	7,864	(38)	6,408	3,830	(10,200)	7,864
Non-controlling interest	—	—	—	79	—	79

Total Equity	7,864	(38)	6,408	3,909	(10,200)	7,943

Total Liabilities and Equity	8,461	263	10,345	46,444	(21,646)	43,867

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	110	4,882	—	4,992
Net gain on sale of assets	—	—	14	169	—	183
Other income (loss)	9	—	430	476	(802)	113

Total Revenues and other income	9	—	554	5,527	(802)	5,288
Expenses
Depreciation and amortization	—	—	52	1,791	—	1,843
Asset impairment	—	—	—	16	—	16
Interest expense	12	20	268	1,397	(597)	1,100
Leasing expenses	—	—	50	472	—	522
Transaction, integration and restructuring related expenses	—	—	—	59	—	59
Selling, general and administrative expenses	108	—	202	277	(205)	382

Total Expenses	120	20	572	4,012	(802)	3,922
(Loss) income before income taxes and income of investments accounted for under the equity method	(111)	(20)	(18)	1,515	—	1,366
Provision for income taxes	28	5	2	(225)	—	(190)
Equity in net earnings of investments accounted for under the equity method	—	—	—	1	—	1

Net (loss) income before income from subsidiaries	(83)	(15)	(16)	1,291	—	1,177
Income (loss) from subsidiaries	1,262	—	1,088	(16)	(2,334)	—

Net income (loss)	1,179	(15)	1,072	1,275	(2,334)	1,177
Net loss attributable to non-controlling interest	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	1,179	(15)	1,072	1,277	(2,334)	1,179

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	81	3,369	—	3,450
Net gain on sale of assets	—	—	10	28	—	38
Other income (loss)	25	—	254	377	(552)	104

Total Revenues and other income	25	—	345	3,774	(552)	3,592
Expenses
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Interest expense	13	20	244	932	(428)	781
Leasing expenses	—	—	96	46	—	142
Transaction, integration and restructuring related expenses	—	—	—	149	—	149
Selling, general and administrative expenses	83	—	72	269	(124)	300

Total Expenses	96	20	421	2,691	(552)	2,676
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	(20)	(76)	1,083	—	916
Provision for income taxes	(1)	—	(93)	(43)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	29	—	29

Net (loss) income before income from subsidiaries	(72)	(20)	(169)	1,069	—	808
Income (loss) from subsidiaries	882	—	869	(169)	(1,582)	—

Net income (loss)	810	(20)	700	900	(1,582)	808
Net loss attributable to non-controlling interest	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	810	(20)	700	902	(1,582)	810

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2013 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non-Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	7	969	—	976
Net (loss) gain on sale of assets	—	—	(12)	42	12	42
Other income (loss)	5	8	157	10	(148)	32

Total Revenues and other income	5	8	152	1,021	(136)	1,050
Expenses
Depreciation and amortization	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Interest expense	10	20	152	171	(127)	226
Other leasing expenses	—	—	—	49	—	49
Transaction, integration and restructuring related expenses	—	—	—	11	—	11
Selling, general and administrative expenses	18	—	53	40	(21)	90

Total Expenses	28	20	208	632	(148)	740
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	(12)	(56)	389	12	310
Provision for income taxes	—	—	(6)	(20)	—	(26)
Equity in net earnings of investments accounted for under the equity method	—	—	—	11	—	11

Net (loss) income before income from subsidiaries	(23)	(12)	(62)	380	12	295
Income (loss) from subsidiaries	315	—	202	(62)	(455)	—

Net income (loss)	292	(12)	140	318	(443)	295
Net income attributable to non-controlling interest	—	—	—	(3)	—	(3)

Net income (loss) attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non-Guarantors	Eliminations	Total
Net income (loss)	1,179	(15)	1,072	1,275	(2,334)	1,177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,262)	—	(1,088)	16	2,334	—
Depreciation and amortization	—	—	52	1,791	—	1,843
Asset impairment	—	—	—	16	—	16
Amortization of debt issuance costs and debt discount	1	1	9	35	—	46
Amortization of lease premium intangibles	—	—	—	23	—	23
Amortization of fair value adjustments on debt	—	—	—	(443)	—	(443)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	1	75	—	76
Maintenance rights write off	—	—	7	622	—	629
Maintenance liability release to income	—	—	(4)	(240)	—	(244)
Net gain on sale of assets	—	—	(14)	(169)	—	(183)
Deferred income taxes	(28)	(5)	(2)	145	—	110
Restructuring expenses	—	—	—	49	—	49
Other	64	—	26	—	—	90

Cash flow from operating activities before changes in working capital	(46)	(19)	59	3,195	—	3,189
Working capital	846	19	537	(1,231)	—	171

Net cash provided by operating activities	800	—	596	1,964	—	3,360
Purchase of flight equipment	—	—	(299)	(2,473)	—	(2,772)
Proceeds from sale or disposal of assets	—	—	94	1,474	—	1,568
Prepayments on flight equipment	—	—	—	(792)	—	(792)
Collections of finance and sales-type leases	—	—	3	52	—	55
Movement in restricted cash	—	—	(11)	309	—	298
Other	—	—	—	(73)	—	(73)

Net cash used in investing activities	—	—	(213)	(1,503)	—	(1,716)
Issuance of debt	300	—	—	3,614	—	3,914
Repayment of debt	(300)	—	(8)	(3,736)	—	(4,044)
Debt issuance costs paid	—	—	(1)	(48)	—	(49)
Maintenance payments received	—	—	19	757	—	776
Maintenance payments returned	—	—	(20)	(538)	—	(558)
Security deposits received	—	—	20	151	—	171
Security deposits returned	—	—	(7)	(137)	—	(144)
Repurchase of shares and tax withholdings on share-based compensation	(794)	—	—	—	—	(794)

Net cash (used in) provided by financing activities	(794)	—	3	63	—	(728)

Net increase in cash and cash equivalents	6	—	386	524	—	916
Effect of exchange rate changes	1	—	(9)	5	—	(3)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490

Cash and cash equivalents at end of period	14	—	1,193	1,196	—	2,403

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss)	810	(20)	700	900	(1,582)	808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(882)	—	(869)	169	1,582	—
Dividend received	—	—	12	—	(12)	—
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Amortization of debt issuance costs and debt discount	3	1	—	82	—	86
Amortization of lease premium intangibles	—	—	—	18	—	18
Amortization of fair value adjustments on debt	—	—	—	(331)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	72	—	72
Maintenance rights write off	—	—	—	131	—	131
Maintenance liability release to income	—	—	—	(92)	—	(92)
Net gain on sale of assets	—	—	(10)	(27)	—	(37)
Deferred income taxes	—	—	93	23	—	116
Other	43	—	7	52	—	102

Cash flow from operating activities before changes in working capital	(26)	(19)	(58)	2,292	(12)	2,177
Working capital	163	19	1,131	(1,176)	—	137

Net cash provided by (used in) operating activities	137	—	1,073	1,116	(12)	2,314
Purchase of flight equipment	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	737	(188)	—	570
Prepayments on flight equipment	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	—	—	(195)	—	(195)
Collections of finance and sales-type leases	—	—	—	41	—	41
Movement in restricted cash	—	—	1	281	—	282

Net cash provided by (used in) investing activities	21	—	(462)	(1,409)	—	(1,850)
Issuance of debt	75	—	43	5,294	—	5,412
Repayment of debt	(225)	—	(10)	(4,592)	—	(4,827)
Debt issuance costs paid	—	—	—	(135)	—	(135)
Maintenance payments received	—	—	26	536	—	562
Maintenance payments returned	—	—	—	(286)	—	(286)
Security deposits received	—	—	9	98	—	107
Security deposits returned	—	—	(2)	(97)	—	(99)
Dividend paid	—	—	—	(12)	12	—

Net cash (used in) provided by financing activities	(150)	—	66	806	12	734

Net increase in cash and cash equivalents	8	—	677	513	—	1,198
Effect of exchange rate changes	(1)	—	(1)	(2)	—	(4)
Cash and cash equivalents at beginning of period	—	—	140	156	—	296

Cash and cash equivalents at end of period	7	—	816	667	—	1,490

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2013 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss)	292	(12)	140	318	(443)	295
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(315)	—	(202)	62	455	—
Dividend received	—	—	3	—	(3)	—
Depreciation and amortization	—	—	3	335	—	338
Asset impairment	—	—	—	26	—	26
Amortization of debt issuance costs and debt discount	1	1	1	44	—	47
Amortization of lease premium intangibles	—	—	—	9	—	9
Maintenance liability release to income	—	—	—	(13)	—	(13)
Net loss (gain) on sale of assets	—	—	12	(42)	(12)	(42)
Deferred income taxes	—	—	6	15	—	21
Other	9	—	—	(12)	—	(3)

Cash flow from operating activities before changes in working capital	(13)	(11)	(37)	742	(3)	678
Working capital	(136)	11	100	40	—	15

Net cash (used in) provided by operating activities	(149)	—	63	782	(3)	693
Purchase of flight equipment	—	—	—	(1,783)	—	(1,783)
Proceeds from sale or disposal of assets	—	—	—	664	—	664
Prepayments on flight equipment	—	—	20	(233)	—	(213)
Capital contributions to equity investments	—	—	—	(13)	—	(13)
Collections of finance and sales-type leases	—	—	—	3	—	3
Movement in restricted cash	—	—	—	8	—	8

Net cash provided by (used in) investing activities	—	—	20	(1,354)	—	(1,334)
Issuance of debt	150	—	—	2,150	—	2,300
Repayment of debt	—	—	(107)	(1,783)	—	(1,890)
Debt issuance costs paid	(2)	—	—	(43)	—	(45)
Maintenance payments received	—	—	3	98	—	101
Maintenance payments returned	—	—	—	(57)	—	(57)
Security deposits received	—	—	—	23	—	23
Security deposits returned	—	—	(3)	(12)	—	(15)
Dividend paid	—	—	—	(3)	3	—

Net cash provided by (used in) financing activities	148	—	(107)	373	3	417

Net decrease in cash and cash equivalents	(1)	—	(24)	(199)	—	(224)
Effect of exchange rate changes	—	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	1	—	163	356	—	520

Cash and cash equivalents at end of period	—	—	140	156	—	296

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	1,179	(15)	1,072	1,277	(2,334)	1,179
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—
Actuarial gain on pension obligations, net of tax	—	—	—	—	—	—

Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive loss from subsidiaries	—	—	—	—	—	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	1,179	(15)	1,072	1,277	(2,334)	1,179

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	810	(20)	700	902	(1,582)	810
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	5	—	5
Actuarial gain (loss) on pension obligations, net of tax	—	—	3	(5)	—	(2)

Total other comprehensive income	—	—	3	—	—	3
Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	(3)	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	813	(20)	703	902	(1,585)	813

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

 Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2013 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	292	(12)	140	315	(443)	292
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	5	—	5
Actuarial gain on pension obligations, net of tax	—	—	—	—	—	—

Total other comprehensive income	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5	—	5	—	(10)	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	297	(12)	145	320	(453)	297

AGAT/AICL Notes

        In May 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued the Acquisition Notes. In September 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued the September 2014 Notes. In June 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued the June 2015 Notes. In October 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued the October 2015 Notes. The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the "Subsidiary Guarantors").

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2015 and 2014, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AerCap Ireland Capital Limited; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AerCap Ireland Capital Limited, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

        In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AerCap Ireland Capital Limited and the Subsidiary Guarantors have not been provided, as AerCap Trust, AerCap Ireland Capital Limited and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICL Notes are joint and several and full and unconditional and the Parent Guarantor's financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	14	769	62	1,366	192	—	2,403
Restricted cash	—	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	13,913	—	1,171	17,135	—	32,219
Maintenance rights intangible and lease premium, net	—	1,789	—	82	1,268	—	3,139
Flight equipment held for sale	—	12	—	—	59	—	71
Net investment in finance and sales-type leases	—	193	—	57	219	—	469
Prepayments on flight equipment	—	3,022	—	6	272	—	3,300
Investments including investments in subsidiaries	8,290	633	6,319	4,211	115	(19,453)	115
Intercompany receivables	46	11,541	—	6,152	5,739	(23,478)	—
Other assets	61	675	41	583	448	(29)	1,779

Total Assets	8,411	32,547	6,422	13,646	25,848	(42,960)	43,914

Liabilities and Equity
Debt	—	19,512	—	378	9,917	—	29,807
Intercompany payables	4	4,025	4,872	5,473	9,104	(23,478)	—
Other liabilities	58	2,676	14	234	2,728	(29)	5,681

Total Liabilities	62	26,213	4,886	6,085	21,749	(23,507)	35,488
Total AerCap Holdings N.V. shareholders' equity	8,349	6,334	1,536	7,484	4,099	(19,453)	8,349
Non-controlling interest	—	—	—	77	—	—	77

Total Equity	8,349	6,334	1,536	7,561	4,099	(19,453)	8,426

Total Liabilities and Equity	8,411	32,547	6,422	13,646	25,848	(42,960)	43,914

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	225	14	1,006	238	—	1,490
Restricted cash	—	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	14,102	—	781	17,102	—	31,985
Maintenance rights intangible and lease premium, net	—	2,235	—	18	1,653	—	3,906
Flight equipment held for sale	—	5	—	—	9	—	14
Net investment in finance and sales-type leases	—	29	—	71	160	87	347
Prepayments on flight equipment	—	3,154	—	15	318	—	3,487
Investments including investments in subsidiaries	7,902	493	5,242	3,170	126	(16,817)	116
Intercompany receivables	534	10,833	34	8,124	8,638	(28,163)	—
Other assets	18	582	31	417	757	—	1,805

Total Assets	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867

Liabilities and Equity
Debt	—	19,457	—	453	10,492	—	30,402
Intercompany payables	575	4,490	4,721	6,012	12,278	(28,076)	—
Other liabilities	22	2,469	9	205	2,817	—	5,522

Total Liabilities	597	26,416	4,730	6,670	25,587	(28,076)	35,924
Total AerCap Holdings N.V. shareholders' equity	7,864	5,242	591	6,862	4,122	(16,817)	7,864
Non-controlling interest	—	—	—	77	2	—	79

Total Equity	7,864	5,242	591	6,939	4,124	(16,817)	7,943

Total Liabilities and Equity	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	2,355	—	134	2,503	—	4,992
Net gain on sale of assets	—	168	—	13	2	—	183
Other income (loss)	9	599	14	479	319	(1,307)	113

Total Revenues and other income	9	3,122	14	626	2,824	(1,307)	5,288
Expenses
Depreciation and amortization	—	868	—	65	910	—	1,843
Asset impairment	—	3	—	—	13	—	16
Interest expense	12	780	164	359	735	(950)	1,100
Leasing expenses	—	266	—	61	195	—	522
Transaction, integration and restructuring related expenses	—	—	—	9	50	—	59
Selling, general and administrative expenses	108	112	—	257	262	(357)	382

Total Expenses	120	2,029	164	751	2,165	(1,307)	3,922
(Loss) income before income taxes and income of investments accounted for under the equity method	(111)	1,093	(150)	(125)	659	—	1,366
Provision for income taxes	28	(136)	19	38	(139)	—	(190)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	1	—	1

Net (loss) income before income from subsidiaries	(83)	957	(131)	(87)	521	—	1,177
Income (loss) from subsidiaries	1,262	104	1,060	933	(1,090)	(2,269)	—

Net income (loss)	1,179	1,061	929	846	(569)	(2,269)	1,177
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	1,179	1,061	929	846	(567)	(2,269)	1,179

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	789	10	220	2,431	—	3,450
Net gain on sale of assets	—	8	—	10	20	—	38
Other income (loss)	25	317	—	333	342	(913)	104

Total Revenues and other income	25	1,114	10	563	2,793	(913)	3,592
Expenses
Depreciation and amortization	—	501	—	53	728	—	1,282
Asset impairment	—	3	—	—	19	—	22
Interest expense	13	443	18	317	715	(725)	781
Leasing expenses	—	(446)	11	124	453	—	142
Transaction, integration and restructuring related expenses	—	—	94	26	29	—	149
Selling, general and administrative expenses	83	80	3	142	180	(188)	300

Total Expenses	96	581	126	662	2,124	(913)	2,676
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	533	(116)	(99)	669	—	916
Provision for income taxes	(1)	(56)	10	(33)	(57)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	29	—	29

Net (loss) income before income from subsidiaries	(72)	477	(106)	(132)	641	—	808
Income (loss) from subsidiaries	882	205	683	988	79	(2,837)	—

Net income (loss)	810	682	577	856	720	(2,837)	808
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	810	682	577	856	722	(2,837)	810

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2013 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	—	7	969	—	976
Net (loss) gain on sale of assets	—	—	—	(12)	42	12	42
Other income (loss)	5	—	—	165	10	(148)	32

Total Revenues and other income	5	—	—	160	1,021	(136)	1,050
Expenses
Depreciation and amortization	—	—	—	3	335	—	338
Asset impairment	—	—	—	—	26	—	26
Interest expense	10	—	—	172	171	(127)	226
Other leasing expenses	—	—	—	—	49	—	49
Transaction, integration and restructuring related expenses	—	—	11	—	—	—	11
Selling, general and administrative expenses	18	—	—	53	40	(21)	90

Total Expenses	28	—	11	228	621	(148)	740
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	—	(11)	(68)	400	12	310
Provision for income taxes	—	—	—	(6)	(20)	—	(26)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	11	—	11

Net (loss) income before income from subsidiaries	(23)	—	(11)	(74)	391	12	295
Income (loss) from subsidiaries	315	—	—	202	(62)	(455)	—

Net income (loss)	292	—	(11)	128	329	(443)	295
Net income attributable to non-controlling interest	—	—	—	—	(3)	—	(3)

Net income (loss) attributable to AerCap Holdings N.V.	292	—	(11)	128	326	(443)	292

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Net income (loss)	1,179	1,061	929	846	(569)	(2,269)	1,177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,262)	(104)	(1,060)	(933)	1,090	2,269	—
Depreciation and amortization	—	868	—	65	910	—	1,843
Asset impairment	—	3	—	—	13	—	16
Amortization of debt issuance costs and debt discount	1	10	5	10	20	—	46
Amortization of lease premium intangibles	—	7	—	—	16	—	23
Amortization of fair value adjustments on debt	—	(435)	—	—	(8)	—	(443)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	65	—	1	10	—	76
Maintenance rights write off	—	350	—	17	262	—	629
Maintenance liability release to income	—	(141)	—	(8)	(95)	—	(244)
Net gain on sale of assets	—	(168)	—	(13)	(2)	—	(183)
Deferred income taxes	(28)	136	(19)	(38)	59	—	110
Restructuring expenses	—	—	—	—	49	—	49
Other	64	(36)	—	34	28	—	90

Cash flow from operating activities before changes in working capital	(46)	1,616	(145)	(19)	1,783	—	3,189
Working capital	846	(587)	193	618	(899)	—	171

Net cash provided by operating activities	800	1,029	48	599	884	—	3,360
Purchase of flight equipment	—	(1,476)	—	(299)	(997)	—	(2,772)
Proceeds from sale or disposal of assets	—	1,083	—	94	391	—	1,568
Prepayments on flight equipment	—	(585)	—	—	(207)	—	(792)
Collections of finance and sales-type leases	—	17	—	12	26	—	55
Movement in restricted cash	—	—	—	(11)	309	—	298
Other	—	(73)	—	—	—	—	(73)

Net cash used in investing activities	—	(1,034)	—	(204)	(478)	—	(1,716)
Issuance of debt	300	2,500	—	—	1,114	—	3,914
Repayment of debt	(300)	(2,010)	—	(8)	(1,726)	—	(4,044)
Debt issuance costs paid	—	(17)	—	—	(32)	—	(49)
Maintenance payments received	—	306	—	24	446	—	776
Maintenance payments returned	—	(244)	—	(20)	(294)	—	(558)
Security deposits received	—	97	—	25	49	—	171
Security deposits returned	—	(83)	—	(47)	(14)	—	(144)
Repurchase of shares and tax withholdings on share-based compensation	(794)	—	—	—	—	—	(794)

Net cash (used in) provided by financing activities	(794)	549	—	(26)	(457)	—	(728)

Net increase (decrease) in cash and cash equivalents	6	544	48	369	(51)	—	916
Effect of exchange rate changes	1	—	—	(9)	5	—	(3)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490

Cash and cash equivalents at end of period	14	769	62	1,366	192	—	2,403

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Net income (loss)	810	682	577	856	720	(2,837)	808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(882)	(205)	(683)	(988)	(79)	2,837	—
Dividend received	—	—	—	12	—	(12)	—
Depreciation and amortization	—	501	—	53	728	—	1,282
Asset impairment	—	3	—	—	19	—	22
Amortization of debt issuance costs and debt discount	3	304	—	25	(246)	—	86
Amortization of lease premium intangibles	—	5	—	—	13	—	18
Amortization of fair value adjustments on debt	—	(325)	—	—	(6)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	38	—	1	33	—	72
Maintenance rights write off	—	68	—	9	54	—	131
Maintenance liability release to income	—	(24)	—	(5)	(63)	—	(92)
Net gain on sale of assets	—	(8)	—	(10)	(20)	—	(38)
Deferred income taxes	—	56	10	33	17	—	116
Other	43	—	—	17	42	—	102

Cash flow from operating activities before changes in working capital	(26)	1,095	(96)	3	1,212	(12)	2,176
Working capital	163	389	110	(718)	194	—	138

Net cash provided by (used in) operating activities	137	1,484	14	(715)	1,406	(12)	2,314
Purchase of flight equipment	—	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	—	738	(189)	—	570
Prepayments on flight equipment	—	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	(2,400)	—	2,205	—	—	(195)
Collections of finance and sales-type leases	—	(4)	—	12	33	—	41
Movement in restricted cash	—	—	—	(2)	284	—	282

Net cash provided by (used in) investing activities	21	(2,404)	—	1,753	(1,220)	—	(1,850)
Issuance of debt	75	3,400	—	43	1,894	—	5,412
Repayment of debt	(225)	(2,353)	—	(10)	(2,239)	—	(4,827)
Debt issuance costs paid	—	(45)	—	(20)	(70)	—	(135)
Maintenance payments received	—	195	—	42	325	—	562
Maintenance payments returned	—	(89)	—	(101)	(96)	—	(286)
Security deposits received	—	39	—	9	59	—	107
Security deposits returned	—	(2)	—	(133)	36	—	(99)
Dividend paid	—	—	—	—	(12)	12	—

Net cash (used in) provided by financing activities	(150)	1,145	—	(170)	(103)	12	734

Net increase in cash and cash equivalents	8	225	14	868	83	—	1,198
Effect of exchange rate changes	(1)	—	—	(2)	(1)	—	(4)
Cash and cash equivalents at beginning of period	—	—	—	140	156	—	296

Cash and cash equivalents at end of period	7	225	14	1,006	238	—	1,490

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2013 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	292	—	(11)	128	329	(443)	295
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(315)	—	—	(202)	62	455	—
Dividend received	—	—	—	3	—	(3)	—
Depreciation and amortization	—	—	—	3	335	—	338
Asset impairment	—	—	—	—	26	—	26
Amortization of debt issuance costs and debt discount	1	—	—	2	44	—	47
Amortization of lease premium intangibles	—	—	—	—	9	—	9
Maintenance liability release to income	—	—	—	—	(13)	—	(13)
Net loss (gain) on sale of assets	—	—	—	12	(42)	(12)	(42)
Deferred income taxes	—	—	—	6	15	—	21
Other	9	—	—	—	(12)	—	(3)

Cash flow from operating activities before changes in working capital	(13)	—	(11)	(48)	753	(3)	678
Working capital	(136)	—	11	111	29	—	15

Net cash (used in) provided by operating activities	(149)	—	—	63	782	(3)	693
Purchase of flight equipment	—	—	—	—	(1,783)	—	(1,783)
Proceeds from sale or disposal of assets	—	—	—	—	664	—	664
Prepayments on flight equipment	—	—	—	20	(233)	—	(213)
Capital contributions to equity investments	—	—	—	—	(13)	—	(13)
Collections of finance and sales-type leases	—	—	—	—	3	—	3
Movement in restricted cash	—	—	—	—	8	—	8

Net cash provided by (used in) investing activities	—	—	—	20	(1,354)	—	(1,334)
Issuance of debt	150	—	—	—	2,150	—	2,300
Repayment of debt	—	—	—	(107)	(1,783)	—	(1,890)
Debt issuance costs paid	(2)	—	—	—	(43)	—	(45)
Maintenance payments received	—	—	—	3	98	—	101
Maintenance payments returned	—	—	—	—	(57)	—	(57)
Security deposits received	—	—	—	—	23	—	23
Security deposits returned	—	—	—	(3)	(12)	—	(15)
Dividend paid	—	—	—	—	(3)	3	—

Net cash provided by (used in) financing activities	148	—	—	(107)	373	3	417

Net decrease in cash and cash equivalents	(1)	—	—	(24)	(199)	—	(224)
Effect of exchange rate changes	—	—	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	1	—	—	163	356	—	520

Cash and cash equivalents at end of period	—	—	—	140	156	—	296

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	1,179	1,061	929	846	(567)	(2,269)	1,179
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Actuarial gain on pension obligations, net of tax	—	—	—	—	—	—	—

Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	1,179	1,061	929	846	(567)	(2,269)	1,179

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	810	682	577	856	722	(2,837)	810
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	5	—	5
Actuarial gain (loss) on pension obligations, net of tax	—	—	—	3	(5)	—	(2)

Total other comprehensive income	—	—	—	3	—	—	3
Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	—	(3)	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	813	682	577	859	722	(2,840)	813

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2013 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors(a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	292	—	(11)	128	326	(443)	292
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	5	—	5
Actuarial gain on pension obligations, net of tax	—	—	—	—	—	—	—

Total other comprehensive income	—	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5	—	—	5	—	(10)	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	297	—	(11)	133	331	(453)	297

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

32. Subsequent events

        In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management and Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.