Form 20-F
period 2016-12-31
AerCap Holdings N.V.
filed 2017-03-20
CIK 1378789

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number 001-33159

AerCap Holdings N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

AerCap House
65 St. Stephen's Green
Dublin 2
Ireland
+ 353 1 819 2010
(Address of principal executive offices)

Wouter M. den Dikken, AerCap House, 65 St. Stephen's Green, Dublin 2, Ireland
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

Ordinary Shares, Euro 0.01 par value	176,247,154

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

TABLE OF DEFINITIONS

ACSAL	ACSAL HOLDCO, LLC
AeroTurbine	AeroTurbine, Inc.
AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Ireland	AerCap Ireland Limited
AerCap Trust	AerCap Global Aviation Trust
AerLift	AerLift Leasing Ltd.
AICDC	AerCap Ireland Capital Designated Activity Company (formerly registered as AerCap Ireland Capital Limited), a designated activity company with limited liability incorporated under the laws of Ireland
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
ALS II	Aircraft Lease Securitisation II Limited
ALS Transaction	The sale of our equity interest (E-Notes) in Aircraft Lease Securitisation Limited to Guggenheim Partners, LLC on November 14, 2012
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
GFL	Genesis Funding Limited
ILFC	International Lease Finance Corporation
ILFC Transaction	The purchase by AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, of 100% of ILFC's common stock from AIG on May 14, 2014
IRS	Internal Revenue Service
Junior Subordinated Notes	$500 million of junior subordinated notes due 2045
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary
SEC	U.S. Securities and Exchange Commission
Share Repurchase from AIG	The repurchase by AerCap of 15,698,588 of its ordinary shares from AIG for consideration equal to $750 million on June 9, 2015
SPE	Special purpose entity
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity
Waha	Waha Capital PJSC

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

  •
  the economic condition of the global airline and cargo industry and economic and political conditions;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected financial data

        The following tables present AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited Consolidated Financial Statements and related notes and "Item 5. Operating and Financial Review and Prospects". The financial information presented as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 was derived from AerCap Holdings N.V.'s audited Consolidated Financial Statements included in this annual report. The financial information presented as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 was derived from AerCap Holdings N.V's. audited Consolidated Financial Statements not included in this annual report.

Consolidated Balance Sheet Data

	As of December 31,
	2016	2015	2014	2013	2012
	(U.S. dollar amounts in thousands)
Assets
Cash and cash equivalents	$2,035,447	$2,403,098	$1,490,369	$295,514	$520,401
Restricted cash	329,180	419,447	717,388	272,787	280,653
Flight equipment held for operating leases, net	31,501,973	32,219,494	31,984,668	8,085,947	7,261,899
Maintenance rights intangible and lease premium, net	2,167,925	3,139,045	3,906,026	9,354	18,100
Prepayments on flight equipment	3,265,979	3,300,426	3,486,514	223,815	53,594
Other assets(a)	2,319,949	2,267,989	2,134,928	451,825	374,890

Total Assets	$41,620,453	$43,749,499	$43,719,893	$9,339,242	$8,509,537

Liabilities and Equity
Debt(a)	27,716,999	29,641,863	30,254,905	6,124,993	5,679,238
Other liabilities	5,321,190	5,681,827	5,522,440	785,017	707,393

Total Liabilities	33,038,189	35,323,690	35,777,345	6,910,010	6,386,631
Total AerCap Holdings N.V. shareholders' equity	8,524,447	8,348,963	7,863,777	2,425,372	2,122,038
Non-controlling interest	57,817	76,846	78,771	3,860	868

Total Equity	8,582,264	8,425,809	7,942,548	2,429,232	2,122,906

Total Liabilities and Equity	$41,620,453	$43,749,499	$43,719,893	$9,339,242	$8,509,537

(a)
We retrospectively reclassified $165.0 million, $147.5 million, $111.9 million and $124.3 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015, 2014, 2013 and 2012, respectively. See Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Consolidated Income Statement Data

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue	$4,867,623	$4,991,551	$3,449,571	$976,147	$997,147
Net gain (loss) on sale of assets	138,522	183,328	37,497	41,873	(46,421)
Other income	145,986	112,676	104,491	32,046	21,794

Total Revenues and other income	5,152,131	5,287,555	3,591,559	1,050,066	972,520
Expenses
Depreciation and amortization	1,791,336	1,843,003	1,282,228	337,730	357,347
Asset impairment	81,607	16,335	21,828	26,155	12,625
Interest expense	1,091,861	1,099,884	780,349	226,329	286,019
Other operating expenses	582,530	522,413	141,572	49,023	78,241
Transaction, integration and restructuring related expenses	53,389	58,913	148,792	10,959	—
Selling, general and administrative expenses	351,012	381,308	299,892	89,079	83,409

Total Expenses	3,951,735	3,921,856	2,674,661	739,275	817,641

Income before income taxes and income of investments accounted for under the equity method	1,200,396	1,365,699	916,898	310,791	154,879
Provision for income taxes	(173,496)	(189,805)	(137,373)	(26,026)	(8,067)
Equity in net earnings of investments accounted for under the equity method	12,616	1,278	28,973	10,637	11,630

Net income	$1,039,516	$1,177,172	$808,498	$295,402	$158,442
Net loss (income) attributable to non-controlling interest	7,114	1,558	1,949	(2,992)	5,213

Net income attributable to AerCap Holdings N.V.	$1,046,630	$1,178,730	$810,447	$292,410	$163,655

Basic earnings per share	$5.64	$5.78	$4.61	$2.58	$1.24
Diluted earnings per share	$5.52	$5.72	$4.54	$2.54	$1.24

RISK FACTORS

Risks related to our business

We require significant capital to fund our business.

        As of December 31, 2016, we had 420 new aircraft on order. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. We have significant principal and interest payments on our outstanding indebtedness and substantial aircraft forward purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital market transactions, or possibly by selling aircraft. Our typical sources of funding may not be sufficient to meet our liquidity needs, in which case we may be required to raise capital from new sources, including by issuing new types of debt, equity or hybrid securities.

Despite our substantial indebtedness, we might incur significantly more debt.

        Despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and meeting our contractual obligations. The agreements relating to our debt, including our indentures, term loan facilities, ECA guaranteed financings, revolving credit facilities, securitizations, and other financings, limit but do not prohibit our ability to incur additional debt. As of December 31, 2016, we had approximately $7.3 billion of undrawn lines of credit available under our credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness requires significant debt service payments.

        The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.5 billion and debt issuance costs and debt discounts of $0.2 billion, was approximately $27.4 billion as of December 31, 2016 (approximately 66% of our total assets as of December 31, 2016), and our interest payments were $1.3 billion for the year ended December 31, 2016. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness. Our level of indebtedness:

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

        We use a mix of fixed rate and floating rate debt to finance our business. Any increase in our cost of borrowing directly impacts our net income. Our cost of borrowing is affected primarily by the market's assessment of our credit risk and fluctuations in interest rates and general market conditions. Interest rates that we obtain on our debt financings can fluctuate based on, among other things, changes in views of our credit risk, fluctuations in U.S. Treasury rates and LIBOR rates, as applicable, changes in credit spreads and swap spreads, and the duration of the debt being issued. If we incur significant debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense. If interest rates increase, we would be obligated to make higher interest payments to our lenders on the floating rate debt to the extent that it is not hedged. Please refer to "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk" for further details on our interest rate risk. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default in their obligations.

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

        Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenue generated from leases with lease rates tied to floating interest rates. During the year ended December 31, 2016, approximately 3.7% of our basic lease rents from aircraft under operating leases was derived from such leases. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates than if no interest rate decrease had occurred and our lease revenue will be adversely affected.

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

        Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft will depend on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease, and disposition. In addition to factors linked to the aviation industry in general, other factors that may affect our ability to generate adequate returns from our aircraft include the maintenance and operating history of the airframe and engines, the number of operators using the particular type of aircraft, and aircraft age.

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

  •
  epidemics and natural disasters;

  •
  governmental regulation, including regulation of trade, such as the imposition of import and export controls, tariffs and other trade barriers;

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

        In addition, recent and future political developments, including the change of U.S. presidential administration and 2017 elections in Europe, could result in increased regulation of trade, which could adversely impact demand for aircraft.

        As demand for particular aircraft declines as a result of any of these factors, lease rates are likely to correspondingly decline, the residual values of that type of aircraft could be negatively impacted, and we may be unable to lease such aircraft on favorable terms, if at all. In addition, the risks associated with a decline in demand for particular aircraft model or type increase if we acquire a high concentration of such aircraft. For example, as of December 31, 2016, we had 420 new aircraft on order, including 204 Airbus A320neo Family aircraft, 109 Boeing 737MAX aircraft, 50 Embraer E-Jets E2 aircraft, 38 Boeing 787 aircraft and 19 Airbus A350 aircraft. If demand declines for a model or type of aircraft of which we own or will acquire a relatively high concentration, it could materially and adversely affect our financial results.

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

  •
  the geographical area where the aircraft is based and operates;

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

  •
  labor difficulties;

  •
  the availability of financial or other governmental support extended to a lessee; and

  •
  governmental regulation and associated fees affecting the air transportation business, including restrictions on carbon emissions and other environmental regulations, and fly-over restrictions imposed by route authorities.

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

Interruptions in the capital markets could impair our lessees' ability to finance their operations, which could prevent the lessees from complying with payment obligations to us.

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

        In recent years, the European Union (the "EU") has faced both financial and political turmoil which, if it continues or worsens, could have a material adverse effect on our business. For example, following the global financial crisis of 2008, several countries in Europe faced a sovereign debt crisis (commonly referred to as the "European Debt Crisis") that negatively affected economic activity in that region and adversely affected the strength of the euro versus the U.S. dollar and other currencies. Although some of these countries are no longer facing a serious debt crisis, the lingering effects of the European Debt Crisis are unclear and may have a material adverse effect on our business, particularly if any European countries face sovereign debt default. Furthermore, concerns exist regarding the sovereign debt of certain Latin American countries, including Venezuela. If Venezuela or any other country faces a sovereign debt crisis, it could adversely affect the global banking system, due to its exposure to the sovereign debt and the imposition of stricter capital requirements. A sovereign debt crisis may also lower consumer confidence, which could adversely affect global economic conditions, and adverse changes in the global banking system or global economy may have a material adverse effect on our business.

Adverse conditions and disruptions in European economies could have a material adverse effect on our business.

        Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom's June 2016 referendum to withdraw from the EU (commonly referred to as "Brexit"). The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business. Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the "EMU") or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that the recent political events in Europe may lead to the complete dissolution of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

If the effects of terrorist attacks, war or armed hostilities adversely affect the financial condition of the airline industry, our lessees might not be able to meet their lease payment obligations to us.

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

        For example, as a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, passenger and cargo demand for air travel decreased, and operators faced difficulties in acquiring war risk and other insurance at reasonable costs. Sanctions against Russia and, in the future, uncertainty regarding tensions between Ukraine and Russia, the situation in Iraq, Syria, the Israeli/Palestinian conflict, tension over the nuclear program of North Korea, political instability in the Middle East and North Africa, the territorial disputes between Japan and China and the recent tensions in the South China Sea could lead to further instability in these regions.

        Terrorist attacks, war or armed hostilities, or the fear of such events, in these or any other regions, could adversely affect the aviation industry and the financial condition and liquidity of our lessees, as well as aircraft values and rental rates. In addition, such events might cause certain aviation insurance to become available only at significantly increased premiums or with reduced amounts of coverage that are insufficient to comply with the current requirements of aircraft lenders and lessors or with applicable government regulations, or not to be available at all. Although some governments provide for limited coverage under government programs for specified types of aviation insurance, these programs may not be available at the relevant time or governments may not pay under these programs in a timely fashion.

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

        The outbreak of epidemic diseases, such as previously experienced with Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus, could materially and adversely affect passenger demand for air travel. Similarly, the lack of air travel demand or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters, including floods, earthquakes and volcano eruptions, could impact the financial health of certain airlines, including our lessees. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would materially and adversely affect our financial results.

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

        When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped. These include legal and other expenses of court or other governmental proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. We must absorb the cost of lost revenue for the time the aircraft is off-lease. We may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and are necessary to put the aircraft in suitable condition for re-lease or sale. We may incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft, and in obtaining the certificate of airworthiness for an aircraft. It may be necessary to pay to discharge liens or pay taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft.

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

There are a limited number of aircraft and engine manufacturers and we depend on their ability to meet their obligations.

        The supply of commercial jet aircraft is dominated by a small number of airframe and engine manufacturers. As a result, we are dependent on their ability to remain financially stable, manufacture products and related components that meet the airlines' demands and fulfill their contractual obligations to us. In the past we have experienced delays by the manufacturers in meeting their obligations to us and other third parties. If in the future the manufacturers fail to fulfill their contractual obligations to us, bring aircraft to market that do not meet customers' expectations, or do not respond appropriately to changes in the market environment, we may experience, among other things:

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

        We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, please refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.

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

        Furthermore, the new U.S. presidential administration has proposed or is considering various actions that could affect U.S. trade policy or practices, which could, among other things, adversely affect travel to or from the United States. These factors may have a material and adverse effect on our financial results.

We are indirectly subject to many of the economic and political risks associated with emerging markets.

        We derive substantial lease revenue (approximately 59% in 2016, 60% in 2015 and 58% in 2014) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise as a result of these events could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

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

        In addition to more stringent noise restrictions, the United States, European Union and other jurisdictions have imposed more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations or indirect taxation. For example, the European Union issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any European Union country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. In addition, the United States Environmental Protection Agency recently ruled that jet engine exhaust endangers public health by contributing to climate change, increasing the likelihood that regulations will be proposed in this regard. Limitations on emissions such as the one in the European Union could favor younger, more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

Our operations are subject to various environmental regulations.

        Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or did not cause the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We may not be in complete compliance with these laws, regulations or permits at all times. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

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

        If economic conditions deteriorate, we may be required to recognize impairment losses. In that event, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed, including the duration of the economic downturn and the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long-lived assets, especially for older aircraft. If so, it is possible that an impairment may be triggered for other long-lived assets in the future and that any such impairment amounts may be material. As of December 31, 2016, 182 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 6% of the net book value of our total flight equipment and lease-related assets and liabilities as of December 31, 2016.

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

        We do not believe we will be classified as a PFIC for 2016. We cannot yet make a determination as to whether we will be classified as a PFIC for 2017 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—Taxation—U.S. tax considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

        Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2016, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. Our Irish tax resident group companies intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to offset future income with tax losses arising from the same trading activity.

We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland). That in turn may depend on, among others, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.

        The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal and state taxes, which could have a material adverse effect on our financial results. Additionally, in light of the recent change in the U.S. political landscape, U.S. tax laws and U.S. tax treaties may change significantly in the future, and such changes could have a material adverse effect on our business.

Changes in tax laws may result in additional taxes for us or for our shareholders.

        Tax laws and the practice of the local tax authorities in the jurisdictions in which we reside, in which we conduct activities or operations, or where our aircraft or lessees of our aircraft are located may change in the future. These changes would include changes introduced or otherwise applicable in such jurisdictions as a result, direct or indirectly, of the Organisation for Economic Co-operation and Development initiative on Base Erosion and Profit Shifting or by the European Commission. Such changes could include new measures regarding the availability of double tax treaty relief, the deductibility of interest costs and the determination of permanent establishments. Changes may also be introduced due to the implementation of the EU Anti-Tax Avoidance Directive ("ATAD"). Most of the measures contained in the EU ATAD are due to be implemented with effect from January 1, 2019, though some measures may be deferred to 2024 in certain circumstances. Such changes in tax law or practice could result in additional taxes for us or our shareholders.

Item 4.    Information on the Company

History and development of the company

        AerCap Holdings N.V. is incorporated in the Netherlands as a public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange (the "NYSE"). On August 6, 2007, we completed the secondary offering of 20.0 million additional ordinary shares on the NYSE. Pursuant to our recent migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representative offices at the world's largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

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

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase from AIG of 15,698,588 ordinary shares. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares and has no designees on our Board of Directors.

        As of December 31, 2016, we had 187,847,345 ordinary shares issued, including 176,247,154 ordinary shares issued and outstanding, and 11,600,191 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 3,426,810 unvested restricted stock.

        Our principal executive offices are located at AerCap House, 65 St. Stephen's Green, Dublin 2, Ireland, and our general telephone number is +353 1 819 2010. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680.

Capital expenditures

        Our primary capital expenditure is the purchase of aircraft under aircraft purchase agreements with Airbus and Boeing. Please refer to "Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources" for a detailed discussion of our capital expenditures currently in progress. The following table presents our capital expenditures for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(U.S. dollar amounts in thousands)
Purchase of flight equipment	$2,892,731	$2,772,110	$2,088,444
Prepayments on flight equipment	947,419	791,546	458,174

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

        We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2016, we owned 1,022 aircraft and AeroTurbine did not own any aircraft. In addition, we managed 95 aircraft and AerDragon, a non-consolidated joint venture, owned another 29 aircraft. As of December 31, 2016, we also had 420 new aircraft on order, including 204 Airbus A320neo Family aircraft, 109 Boeing 737MAX aircraft, 50 Embraer E-Jets E2 aircraft, 38 Boeing 787 aircraft and 19 Airbus A350 aircraft. As of December 31, 2016, the average age of our 1,022 owned aircraft fleet, weighted by net book value, was 7.4 years and as of December 31, 2015, the average age of our 1,109 owned aircraft fleet, weighted by net book value, was 7.7 years.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2016, we executed 458 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2016, our weighted average owned aircraft utilization rate was 99.5%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft.

Aircraft leases and transactions

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase all of their aircraft, many airlines acquire aircraft under operating leases because this reduces their capital requirements and costs and allows them to manage their fleet more efficiently as aircraft are returned over time. Since the 1970's and the creation of aircraft leasing pioneers Guinness Peat Aviation ("GPA") and ILFC, the world's airlines have increasingly turned to operating leases to meet their aircraft needs. As of December 31, 2016, our owned and managed aircraft were leased to approximately 200 customers in approximately 80 countries. Over the life of our aircraft, we seek to increase the returns on our investments by managing the lease rates, time off-lease and financing and maintenance costs, and by carefully timing their sale.

        Our current operating aircraft leases have initial terms ranging in length up to approximately 16 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while in periods of low aircraft demand we seek to enter into shorter-term leases to mitigate the effects of the generally lower market lease rates during those periods.

        Well in advance of the expiration of an operating lease, we prioritize entering into a lease extension with the then-current operator. This reduces our risk of aircraft downtime as well as aircraft transition costs. The terms of our lease extensions reflect the market conditions at the time and typically contain different terms from the original lease. Should a lessee not be interested in extending a lease, or if we believe we can obtain a more favorable return on the aircraft, we will explore other options, including the sale of the aircraft. If we enter into a lease agreement for the same aircraft with a different lessee, that usually occurs 10 to 18 months prior to the scheduled return date of the aircraft. When the aircraft is returned, there is usually maintenance work to be performed before the aircraft transitions to the next lessee. Upon redelivery, an aircraft is usually delivered to the next lessee in less than two months.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and minimize any time that our aircraft are not generating revenue for us. We successfully executed 458 aircraft transactions during the year ended December 31, 2016.

        The following table provides details regarding the aircraft transactions we executed during the years ended December 31, 2016, 2015 and 2014. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2016	2015	2014	Total
Owned portfolio
New leases on new aircraft	72	56	82	210
New leases on used aircraft	75	108	35	218
Extensions of lease contracts	113	97	108	318
Aircraft purchases	38	46	33	117
Aircraft sales and part-outs	124	68	64	256
Managed portfolio
New leases on used aircraft	7	3	10	20
Extensions of lease contracts	12	12	15	39
Aircraft sales and part-outs	17	15	19	51

Total aircraft transactions	458	405	366	1,229

        The following table provides portfolio management metrics for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014	Average
Owned portfolio
Average lease term for new leases (months)(a)	144	137	144	142
Average lease term for re-leases (months)(b)	72	99	89	87
Average lease term for lease extensions (months)(c)	48	44	44	45
Average aircraft utilization rate(d)	99.5%	99.5%	99.2%	99.4%
Managed portfolio
Average lease term for re-leases (months)(b)	71	58	80	70
Average lease term for lease extensions (months)(c)	26	25	29	27

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

(d)
Our average aircraft utilization rate is calculated based on the number of days each aircraft was on lease during year, weighted by the net book value of the aircraft.

        Leases of new aircraft generally have longer terms than used aircraft on re-lease. In addition, leases of more expensive aircraft generally have longer lease terms than those for less expensive aircraft. Lease terms for owned aircraft tend to be longer than those for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

        Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance capabilities, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We perform on-site credit reviews for new lessees, which typically include extensive discussions with the prospective lessee's management before we enter into a new lease. We also evaluate the jurisdiction in which the lessee operates to ensure we are in compliance with any regulations and evaluate our ability to repossess our assets in the event of a lessee default. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

        We typically require our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease. The size of the security deposit historically has been, on average, three months' rent and is based on the creditworthiness and the jurisdiction of the lessee.

        All of our lessees are responsible for the maintenance and repair of the leased aircraft as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive EOL cash compensation for the value difference at the time of redelivery. As of December 31, 2016, 510 (approximately 50%) of our 1,022 owned aircraft leases and as of December 31, 2015, 575 (approximately 52%) out of our 1,109 owned aircraft leases, provided for the payment of supplemental maintenance rents. Regardless of whether a lessee pays supplemental maintenance rents, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as revenue during or at the end of the prior lease.

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

Scheduled lease expirations

        The following table presents the scheduled lease expirations (for the minimum non-cancelable period, which does not include contracted unexercised lease extension options) for our owned aircraft under operating leases by aircraft type as of December 31, 2016:

Aircraft type	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Airbus A319	22	21	17	29	17	8	1	4	—	—	4	2	—	—	—	125
Airbus A320	19	29	42	41	26	15	18	4	6	—	—	—	—	—	—	200
Airbus A320neo Family	—	—	—	—	—	—	—	—	—	—	—	14	—	1	—	15
Airbus A321	10	16	14	11	17	6	1	3	4	—	—	—	—	—	—	82
Airbus A330	10	10	12	16	8	12	12	8	3	2	—	—	—	—	—	93
Airbus A350	—	—	—	—	—	—	—	—	—	—	2	6	—	—	—	8
Boeing 737NG	36	19	27	27	27	18	9	33	15	30	26	6	—	—	—	273
Boeing 767	5	9	8	5	4	—	—	2	—	—	—	—	—	—	—	33
Boeing 777-200ER	2	8	1	4	2	—	1	1	—	—	—	—	—	—	—	19
Boeing 777-300/300ER	3	9	11	2	2	—	—	1	3	—	—	—	—	—	—	31
Boeing 787	—	—	—	—	—	—	5	6	—	13	12	6	—	1	2	45
Other	13	5	13	1	3	—	—	1	—	—	—	—	—	—	—	36

Total(a)(b)	120	126	145	136	106	59	47	63	31	45	44	34	—	2	2	960

(a)
Includes aircraft that have been re-leased or for which the lease has been extended.

(b)
Excludes six off-lease aircraft. As of March 15, 2017, five of the off-lease aircraft were re-leased or under commitments for re-lease and one aircraft was designated for part-out.

Principal markets and customers

        The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2016:

Lessee	Percentage of 2016 lease revenue
American Airlines	6.8%
Emirates	4.6%
Air France	4.5%
China Southern Airlines	4.1%
Virgin Atlantic Airways	3.2%

Total	23.2%

        We lease our aircraft to lessees located in numerous and diverse geographical regions. The following table presents the percentage of our lease revenue by region based on our lessee's principal place of business for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Asia/Pacific/Russia	36%	36%	35%
Europe	31%	32%	33%
North America/Caribbean	14%	14%	13%
Latin America	9%	8%	9%
Africa/Middle East	10%	10%	10%

Total	100%	100%	100%

        For further geographic information on our lease revenue and long-lived assets, refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft services

        We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2016, we had aircraft management and administration and/or cash management service contracts with eight parties, including AerDragon, that owned 124 aircraft. During the year ended December 31, 2016, three parties accounted for 73% of our aircraft services revenue. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to manage our own aircraft, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:

  •
  remarketing aircraft;

  •
  collecting rental and supplemental maintenance rent payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;

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

  •
  providing market research.

        We charge fees for our aircraft management services based on a mixture of fixed and rental-based amounts, but we also receive performance-based fees related to the managed aircraft lease revenues or sale proceeds, or specific upside sharing arrangements.

        We provide cash management and administrative services to securitization vehicles and joint ventures. Cash management services consist primarily of treasury services such as the financing, refinancing, hedging and ongoing cash management of these vehicles. Our administrative services consist primarily of accounting and corporate secretarial services, including the preparation of budgets and financial statements and, in the case of some securitization vehicles, liaising with the rating agencies.

Engine, parts and supply chain solutions

        At the end of 2015, we made the decision to restructure and downsize the AeroTurbine business. Please refer to Note 26—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for detail of the AeroTurbine related restructuring expenses we recorded during the years ended December 31, 2016 and 2015. We expect to complete the downsizing within the next year and do not expect the remaining restructuring related expenses to be material.

        Prior to the restructuring and downsizing, AeroTurbine provided engine leasing, certified aircraft engines, airframes, and engine parts, and supply chain solutions, and was capable of disassembling aircraft and engines into parts. AeroTurbine sold airframe parts primarily to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors. AeroTurbine also provided us with part-out and engine leasing capabilities.

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

Efficiently manage our liquidity

        Our management analyzes sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally, and since 2010, we have raised approximately $31 billion of financing, including through bank debt, revolving credit facilities, governmental secured debt, securitization and note issuances in the debt capital markets.

        We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive purchasing opportunities that arise in the market. As of December 31, 2016, we had approximately $7.3 billion of undrawn lines of credit available under our credit and term loan facilities and $2.0 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, securitization structures, note issuance and export credit, including ECA guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows. Please refer to Note 16—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

Manage our aircraft portfolio

        We intend to maintain an attractive portfolio of in-demand aircraft by acquiring new aircraft directly from aircraft manufacturers, executing purchase and leasebacks through the airlines, assisting airlines with refleetings, and through other opportunistic transactions. We will rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will experience an increase in demand and value. In addition, we intend to continue to rebalance our aircraft portfolio through sales to maintain the appropriate mix of aviation assets by customer concentration, age and aircraft type.

Maintain a diversified and satisfied customer base

        We currently lease our owned and managed aircraft to approximately 200 customers in approximately 80 countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of asset and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

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

        Please refer to Note 28—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of our joint ventures.

Relationship with Airbus and Boeing and other manufacturers

        We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2016 and our order backlog. We are also the launch customer of the Embraer E2 program, with an order for 50 E-Jets E2 aircraft which are scheduled for entry into service in 2018. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable terms and conditions, including pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities, including additional orders, purchasing selective new aircraft on short notice, and facilitating manufacturer targets by purchasing used aircraft from airlines seeking to renew their fleets.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our primary competitor is GE Capital Aviation Services, and we compete, to a lesser extent, with a number of smaller aircraft leasing companies.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment or fleet aggregate limits in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessee's insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy fails to indemnify us. In addition, we carry customary insurance for our property. Such insurance is subject to customary deductibles and exclusions. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

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

        Please refer to "Item 3—Risk Factors—Risks related to our business—We are subject to various risks and requirements associated with transacting business in many countries", "Item 3—Risk Factors—Risks related to our business—Our ability to operate in some countries is restricted by foreign regulations and controls on investments", "Item 3—Risk Factors—Risks related to our business—Our aircraft are subject to various environmental regulations", and "Item 3—Risk Factors—Risks related to our business—Our operations are subject to various environmental regulations" for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.

Litigation

        Please refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.

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

Corporate social responsibility

        During 2016, the Board discussed and reviewed our corporate social responsibility ("CSR") objectives and activities. Although our aircraft are generally used for activities that have significant impact on the environment, updating our aircraft portfolio through the acquisition of new, modern technology aircraft while disposing of older aircraft has a positive impact on the environment, as these new technology aircraft generate significantly less pollution than older aircraft and engines. In addition, the Board discussed our participation in a number of industry related educational schemes and charitable donations. In addition, the Board discussed and reviewed our activities and conduct as they relate to ethics, labor environment, citizenship, governance and transparency and financial reporting.

Flight equipment

Aircraft portfolio

        The following table presents our aircraft portfolio by type of aircraft as of December 31, 2016:

Aircraft type	Number of owned aircraft(a)	Percentage of total net book value	Number of managed and AerDragon aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A319	125	6%	11	—	136
Airbus A320	205	13%	29	—	234
Airbus A320neo Family	15	2%	—	204	219
Airbus A321	82	6%	13	—	95
Airbus A330	98	14%	10	—	108
Airbus A350	10	5%	—	19	29
Boeing 737NG	297	25%	43	—	340
Boeing 737MAX	—	0%	—	109	109
Boeing 767	37	1%	—	—	37
Boeing 777-200ER	26	3%	3	—	29
Boeing 777-300/300ER	31	8%	3	—	34
Boeing 787	45	16%	—	38	83
Embraer E190/195-E2	—	0%	—	50	50
Other	51	1%	12	—	63

Total	1,022	100%	124	420	1,566

(a)
As of December 31, 2016 AeroTurbine did not own any aircraft.

        During the year ended December 31, 2016, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,067	37	5	1,109	(a)
Aircraft purchases	38	—	—	38
Aircraft reclassified to held for sale	(58)	(2)	60	—
Aircraft reclassified from held for sale	1	—	(1)	—
Aircraft sold or designated for part-out	(66)	(1)	(58)	(125)	(b)
Aircraft reclassified to net investment in finance and sales-type leases	(19)	19	—	—
Aircraft reclassified from net investment in finance and sales-type leases	3	(3)	—	—

Number of owned aircraft at end of period	966	50	6	1,022	(a)

(a)
Excludes nil and four aircraft owned by AeroTurbine as of December 31, 2016 and 2015, respectively.

(b)
Includes one aircraft that was a total loss.

Aircraft on order

        The following table provides details regarding our aircraft on order as of December 31, 2016:

Aircraft type	2017	2018	2019	2020	2021	2022	Total
Airbus A320neo Family(a)	39	47	48	40	30	—	204
Airbus A350	10	7	2	—	—	—	19
Boeing 737MAX	—	6	23	25	28	27	109
Boeing 787(a)	18	14	6	—	—	—	38
Embraer E190/195-E2	—	5	14	14	14	3	50

Total	67	79	93	79	72	30	420

(a)
We have certain contractual rights for aircraft type substitutions.

Aircraft acquisitions and dispositions

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in three ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will experience an increase in demand. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio.

        Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft's price, fit in our portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. During the year ended December 31, 2016, we executed 38 aircraft purchases and 141 aircraft sales from our owned and managed portfolios.

Facilities

        We moved into our new headquarters in Dublin, Ireland (61,000 square feet) in the third quarter of 2016 and commenced the 25-year office facility lease contracted in 2015. We have an option to terminate the lease in 2031. We lease our office facility in Amsterdam, The Netherlands (39,000 square feet) under a lease that expires in March 2018. We lease our Shannon, Ireland office facility under a 21-year lease (11,000 square feet) and a 19-year lease (6,000 square feet) that began in March 2008 and June 2010, respectively, and have an option to terminate both leases in 2018. We occupy space in Los Angeles, California (21,000 square feet) under a lease that expires in August 2025. We lease our Singapore office facility under two leases that expire in December 2018 (17,000 square feet). In addition to the above facilities, we also lease small offices in New York, New York, Fort Lauderdale, Florida, Shanghai, China and Abu Dhabi, United Arab Emirates.

        Through our AeroTurbine subsidiary, as of December 31, 2016, we occupied approximately 264,000 square feet of space near Miami, Florida that was used as the corporate office and warehouse, under a lease that expires in March 2024. In March 2017, AeroTurbine executed an amendment to the existing lease agreement for this facility. Pursuant to the amendment, the square footage of the leased premises was reduced from approximately 264,000 square feet to approximately 64,000 square feet. As of December 31, 2016, we also leased approximately 1,100,000 square feet in AeroTurbine's Goodyear facility in Arizona, which included two hangars and substantial additional space for outdoor storage of aircraft, pursuant to long-term leases that expire in 2018 and 2026. In January 2017, AeroTurbine sold its operations at Goodyear, and the buyer assumed all obligations with respect to the leases arising as of the closing date.

Organizational structure

        AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aircraft assets. As of December 31, 2016, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries.

        The following table presents AerCap Holdings N.V.'s significant subsidiaries as of December 31, 2016:

Name of subsidiary	Jurisdiction of incorporation	Ownership interest
AerCap International B.V.	The Netherlands	100%
AerCap IOM 2 Limited	Isle of Man	100%
AerCap Ireland Limited	Republic of Ireland	100%
AerCap Ireland Capital Designated Activity Company	Republic of Ireland	100%
AerCap Global Aviation Trust	United States of America	100%
Aircraft SPC-12, LLC	United States of America	100%
Whitney Leasing Limited	Bermuda	100%

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

Overview

        Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2016 was $1,046.6 million, as compared to $1,178.7 million for the year ended December 31, 2015. For the year ended December 31, 2016, diluted earnings per share was $5.52. The weighted average number of diluted shares outstanding was 189.7 million for the year ended December 31, 2016. Net interest margin, or net spread, the difference between basic lease rents and interest expense, excluding the mark-to-market of interest rate caps and swaps, was $3,305.0 million for the year ended December 31, 2016. Please refer to "Item 5. Operating and Financial Review and Prospects—Non-GAAP measures" for a reconciliation of net interest margin or net spread to the most closely related U.S. GAAP measure for the years ended December 31, 2016 and 2015.

Major developments in 2016

  •
  In January 2016, AerCap executed its first placement of ten Boeing 737MAX aircraft from its order book, leased to Travel Service, the largest airline in the Czech Republic.

  •
  In February 2016, AerCap announced a new $400 million share repurchase program. The share repurchase program was completed on June 1, 2016.

  •
  In April 2016, AerCap closed a new $0.7 billion secured credit facility, which will be used to finance nine aircraft.

  •
  In May 2016, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of senior unsecured notes due 2022.

  •
  In May 2016, AerCap announced a new $250 million share repurchase program. The share repurchase program was completed on September 7, 2016.

  •
  In July 2016, AerCap closed a $0.7 billion secured credit facility, which will be used to finance 13 aircraft.

  •
  In August 2016, AerCap announced a new $250 million share repurchase program. The share repurchase program was completed on December 8, 2016.

  •
  In September 2016, AerCap delivered its first Airbus A320neo on lease to Volaris, making the airline the first carrier in North America to operate the aircraft type.

  •
  In September 2016, AerCap executed the placement of three Embraer E190-E2 aircraft and two E195-E2 aircraft to Turkish carrier, Borajet Airlines.

  •
  In November 2016, AerCap announced a new $250 million share repurchase program. The share repurchase program was completed on March 6, 2017.

  •
  In November 2016, AerCap closed a $0.6 billion secured credit facility, which will be used to finance eight aircraft.

  •
  During 2016, AerCap executed portfolio sale transactions for the sale of 72 aircraft at an aggregate sale price of approximately $2 billion.

Aviation assets

        During the year ended December 31, 2016, we acquired $3.9 billion of aviation assets, primarily related to the acquisition of 38 aircraft. As of December 31, 2016, we owned 1,022 aircraft. In addition, we managed 95 aircraft and AerDragon, a non-consolidated joint venture, owned another 29 aircraft. As of December 31, 2016, we also had 420 new aircraft on order, which included 204 Airbus A320neo Family aircraft, 109 Boeing 737MAX aircraft, 50 Embraer E-Jets E2 aircraft, 38 Boeing 787 aircraft and 19 Airbus A350 aircraft. The average age of our 1,022 owned aircraft fleet, weighted by net book value, was 7.4 years as of December 31, 2016.

Significant components of revenues and expenses

Revenues and other income

        Our revenues and other income consist primarily of lease revenue from aircraft leases, net gain on sale of assets and other income.

Lease revenue

        Nearly all of our aircraft lease agreements provide for the periodic payment of a fixed or a floating amount of rent. Floating rents are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2016, approximately 3.7% of our basic lease rents from aircraft under operating leases was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the technical condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by the following five factors:

  •
  the contracted lease rate, which is highly dependent on the age, condition and type of the leased aircraft;

  •
  for leases with rates tied to floating interest rates, interest rates during the term of the lease;

  •
  the number of aircraft currently subject to lease contracts;

  •
  the lessee's performance of its lease obligations; and

  •
  the amount of EOL compensation payments we receive and the amount of accrued maintenance liabilities released to revenue during and at the end of a lease.

        In addition to aircraft-specific factors such as the type, condition and age of the aircraft, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described above are influenced by global and regional economic trends, airline market conditions, the supply and demand balance for the type of aircraft we own and our ability to remarket our aircraft subject to expiring lease contracts under favorable economic terms.

        As of December 31, 2016, 1,015 of our 1,022 owned aircraft were on lease to 181 customers in 77 countries, with no lessee accounting for more than 10% of total lease revenue for the year ended December 31, 2016. As of December 31, 2016, our owned aircraft portfolio included seven aircraft that were off-lease; six of these off-lease aircraft were classified as held for operating leases and one aircraft was classified as held for sale. As of March 15, 2017, five of the off-lease aircraft were re-leased or under commitments for re-lease, one aircraft was sold and one aircraft was designated for part-out.

Net gain on sale of assets

        Our net gain on sale of assets is generated from the sale of our aircraft, engines and other aircraft assets, and is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sale of assets recorded in one reporting period may not be comparable to net gain on sale of assets in other reporting periods.

Other income

        Our other income includes management fee revenue, interest revenue and other income.

        We generate management fee revenue by providing management services to non-consolidated aircraft securitization vehicles, joint ventures, and other third parties. Our management services include aircraft asset management services, such as leasing and remarketing services and technical advisory services, cash management and treasury services, and accounting and administrative services.

        Our interest revenue is derived primarily from deposit interest on unrestricted and restricted cash balances and on financial instruments we hold, such as subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by our unrestricted or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

        Our other income primarily includes income we generate from the sale of, or lower of cost or market adjustments related to, non-aircraft assets, including inventories of AeroTurbine, net gain on sale of equity investments accounted for under the equity method, lease termination penalties, insurance proceeds and other miscellaneous activities.

Operating expenses

        Our operating expenses consist primarily of depreciation and amortization, interest expense, leasing expenses and selling, general and administrative expenses.

Depreciation and amortization

        Our depreciation expense is influenced by the adjusted gross book values, depreciable lives and estimated residual values of our flight equipment. Adjusted gross book value is the original cost of our flight equipment, including purchase expenditures, adjusted for subsequent capitalized improvements, impairments and accounting basis adjustments associated with a business combination or a purchase and leaseback transaction. In addition, we have definite-lived intangible assets which are amortized over the period which we expect to derive economic benefits from such assets.

Interest expense

        Our interest expense arises from a variety of funding structures and related derivative financial instruments as described in "Item 11—Quantitative and Qualitative Disclosures About Market Risk", Note 13—Derivative assets and liabilities and Note 16—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we did not achieve cash flow hedge accounting treatment.

Leasing expenses

        Our leasing expenses consist primarily of maintenance rights expense, maintenance expenses on our flight equipment, which we incur during the lease through a lessor maintenance contribution or when we perform maintenance on our off-lease aircraft, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment transaction expenses, and provision for credit losses on notes receivables, trade receivables and receivables from net investment in finance and sales-type leases.

        Maintenance rights intangible assets are recognized when we acquire aircraft subject to existing leases, primarily as a result of the ILFC Transaction. These intangible assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee.

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

Selling, general and administrative expenses

        Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries, benefits and severance compensation, share-based compensation expense, professional and advisory costs, office facility expenses, and travel expenses as summarized in Note 22—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors.

Provision for income taxes

        Our operations are taxable primarily in the three main jurisdictions in which we manage our business: Ireland, the Netherlands and the United States. Deferred income taxes are provided to reflect the impact of temporary differences between our U.S. GAAP income before income taxes and our taxable income. Our effective tax rate has varied from year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived, along with the extent of permanent differences between U.S. GAAP income before income taxes and taxable income.

        We have tax losses in certain jurisdictions that can be carried forward, which we recognize as deferred income tax assets. We evaluate the recoverability of deferred income tax assets in each jurisdiction in each period based upon our estimates of future taxable income in these jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the deferred income tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our provision for income taxes in our Consolidated Income Statements and consequently may affect our effective tax rate in a given year.

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

Factors affecting the comparability of our results

Share repurchases

        During 2016, our Board of Directors authorized total repurchases of up to $1.15 billion of AerCap ordinary shares and we repurchased an aggregate of 25,012,978 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $38.62 per ordinary share, for a total of $966.0 million.

Portfolio sale transactions

        During 2016, AerCap executed portfolio sale transactions for the sale of 72 aircraft at an aggregate sale price of approximately $2 billion.

AIG offering and the Share Repurchase from AIG

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase from AIG of 15,698,588 ordinary shares. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares and has no designees on our Board of Directors.

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

Trends in our business

        Global demand for air travel remains strong. Overall global air passenger traffic, measured in revenue passenger kilometers, grew 6.3% in 2016, according to IATA. Traffic growth was 4.6% in Europe, 3.2% in North America, and 9.2% in Asia Pacific in 2016, propelled by strong 11.7% growth in China and 23.3% domestic traffic growth in India. The demand stimulus from lower oil prices is expected to taper off in 2017, slowing traffic growth to 5.1% in 2017, according to IATA. This is still expected to translate into robust growth in large, developed markets, such as the U.S. and Europe, as well as continued expansion in the emerging markets where the middle class continues to expand.

        While airline industry profits are not expected to surpass the 2016 peak of $35.6 billion, the industry is expected to remain solidly profitable and is expected to record a net profit of $29.8 billion in 2017, the eighth year in a row of aggregate airline profitability.

        Passenger air traffic growth and airlines' record profitability have fueled steady demand for commercial passenger aircraft from airlines, including demand for leased aircraft. We expect that demand for leased aircraft will remain strong as robust traffic growth continues to fuel demand for additional aircraft.

Critical accounting policies and estimates

        Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, inventory, lease revenue, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. We consider information available from professional appraisers, where possible, to support our estimates, particularly with respect to flight equipment. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the aircraft, which is generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value or extends the useful life of the flight equipment. The capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our flight equipment is generally 15% of estimated industry standard price, except where more relevant information indicates a different residual value is more appropriate.

        We periodically review the estimated useful lives and residual values of our flight equipment based on our knowledge of the industry, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an aircraft by aircraft basis as necessary.

Impairment charges

        On a quarterly basis, we perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable, such as when events or changes in circumstances indicate that it is more likely than not that an aircraft will be sold or parted-out a significant amount of time before the end of its previously estimated useful life. Due to the significant uncertainties associated with potential sales transactions, management uses its judgment to evaluate whether a sale or other disposal is more likely than not. The factors that management considers in its assessment include (i) the progress of the potential sales transactions through a review and evaluation of the sales related documents and other communications, including, but not limited to, letters of intent or sales agreements that have been negotiated or executed; (ii) our general or specific fleet strategies and other business needs and how those requirements bear on the likelihood of sale or other disposal; and (iii) the evaluation of potential execution risks, including the source of potential purchaser funding and other execution risks.

        Annually, we perform impairment assessments for all of our aircraft held for operating leases that are five years of age or older. The review of recoverability includes an assessment of the estimated future cash flows associated with the use of the asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft (the "Asset Group"). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its fair value. Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

        The cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments. As of December 31, 2016, we owned 966 aircraft held for operating leases, of which 182 aircraft were 15 years of age or older. The Asset Group for the 182 aircraft had a carrying value of $1.9 billion, which represented approximately 6% of our total flight equipment and lease-related assets and liabilities as of December 31, 2016. The undiscounted cash flows of these 182 aircraft were estimated at $3.2 billion, which represented 67% in excess of the aggregate carrying value. As of December 31, 2016, all of these aircraft passed the recoverability test, with undiscounted cash flows exceeding the carrying value of the Asset Group by between 0% and 3,596%. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry, subsequent re-lease rates based on current marketing information and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.

        Aircraft that are between five and 15 years of age for which the carrying value exceeds the appraised value are tested for impairment by comparing the undiscounted cash flows with the carrying value. If such cash flows do not exceed the carrying value by at least 10%, the aircraft are more susceptible to impairment risk. The aggregate carrying value of the Asset Group for one aircraft for which the cash flows did not substantially exceed our 10% threshold was $22.8 million, which represented approximately 0.07% of our total flight equipment held for operating leases and lease-related assets and liabilities as of December 31, 2016. The aircraft that was below the 10% threshold did however pass the impairment test as of December 31, 2016 and as such no impairment was recognized.

Guarantees

        We have potential obligations under guarantee contracts that we have entered into with third parties. We initially recognize guarantees at fair value. Subsequently, if it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The estimate of the loss is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.

Inventory

        Inventory consists primarily of engine and airframe parts and rotable and consumable parts we sell through our subsidiary, AeroTurbine, which we are downsizing, and is included in other assets in our Consolidated Balance Sheets. We value our inventory at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft or bulk inventory purchase to estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory, and its carrying value is reduced to zero.

Revenues and other income

        We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight line-basis. The difference between rental revenue recognized and cash received is included in our Consolidated Balance Sheets in other assets or, in the event it is a liability, in accounts payable, accrued expenses and other liabilities. In certain cases, leases provide for rentals contingent on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. Revenue contingent on usage is recognized at the time the lessee reports the usage to us. We cease revenue recognition on a lease contract when the collectability of such rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held, which have been recognized as revenue, we establish provisions on the basis of management's assessment of collectability. Such provisions are recorded in leasing expenses in our Consolidated Income Statements.

        Revenue from net investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in lease revenue in our Consolidated Income Statements. Expected unguaranteed residual values of leased flight equipment are based on our assessment of the values of the leased flight equipment at expiration of the lease terms.

        Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses related to our flight equipment during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received sufficient maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

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

        This standard was originally scheduled to be effective for fiscal years beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Consolidated Financial Statements. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Consolidated Financial Statements.

Inventory

        In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We do not expect the impact of this standard to be material to our Consolidated Balance Sheets and Consolidated Income Statements.

Lease accounting

        In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We do not expect the impact of this standard to be material to our Consolidated Balance Sheets and Consolidated Income Statements. Adoption of the new standard will change the way airlines report operating leases in their financial statements, which could affect their behavior. However, we do not believe that the adoption will significantly impact airlines' decision to lease aircraft.

Stock compensation

        In March 2016, the FASB issued an accounting standard that requires entities to record all tax effects related to share-based awards in the income statement when the awards vest or are settled. The accounting standard also requires excess tax benefits to be recorded when they arise, subject to normal valuation allowance considerations. Excess tax benefits are to be reported as operating activities on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. We plan to adopt the standard on its required effective date of January 1, 2017. We do not expect the impact of this standard to be material to our Consolidated Financial Statements.

Allowance for credit losses

        In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset's origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Consolidated Balance Sheets and Consolidated Income Statements.

Statement of cash flows

        In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishments costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period. The new standard must be adopted using the retrospective transition method. We plan to adopt the standard on its required effective date of January 1, 2018. We do not expect the impact of this standard to be material to our Consolidated Statements of Cash Flows.

Presentation of restricted cash in the statement of cash flows

        In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted in any interim or annual period, but any adjustments must be reflected as of the beginning of the fiscal year. The new standard must be adopted retrospectively. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Consolidated Statements of Cash Flows.

Comparative results of operations

Results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015

	Year Ended December 31,
	2016	2015
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$4,867.6	$4,991.6
Net gain on sale of assets	138.5	183.3
Other income	146.0	112.7

Total Revenues and other income	5,152.1	5,287.6
Expenses
Depreciation and amortization	1,791.3	1,843.0
Asset impairment	81.6	16.3
Interest expense	1,091.9	1,099.9
Leasing expenses	582.5	522.4
Transaction, integration and restructuring related expenses	53.4	58.9
Selling, general and administrative expenses	351.0	381.4

Total Expenses	3,951.7	3,921.9

Income before income taxes and income of investments accounted for under the equity method	1,200.4	1,365.7
Provision for income taxes	(173.5)	(189.8)
Equity in net earnings of investments accounted for under the equity method	12.6	1.3

Net income	$1,039.5	$1,177.2
Net loss attributable to non-controlling interest	7.1	1.5

Net income attributable to AerCap Holdings N.V.	$1,046.6	$1,178.7

        Revenues and other income.    The principal categories of our revenues and other income and their variances were as follows:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2016	2015
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$4,395.3	$4,635.8	$(240.5)	(5)%
Maintenance rents and other receipts	472.3	355.8	116.5	33%
Net gain on sale of assets	138.5	183.3	(44.8)	(24)%
Other income	146.0	112.7	33.3	30%

Total revenues and other income	$5,152.1	$5,287.6	$(135.5)	(3)%

        Basic lease rents.    Basic lease rents decreased by $240.5 million, or 5%, to $4,395.3 million during the year ended December 31, 2016 from $4,635.8 million during the year ended December 31, 2015. The decrease in basic lease rents recognized during the year ended December 31, 2016 as compared to the year ended December 31, 2015 was attributable to:

  •
  the sale of 189 aircraft between January 1, 2015 and December 31, 2016 with an aggregate net book value of $3.3 billion on their sale dates, resulting in a decrease in basic lease rents of $313.9 million; and

  •
  a decrease in basic lease rents of $221.7 million primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

  •
  the acquisition of 81 aircraft between January 1, 2015 and December 31, 2016, with an aggregate net book value of $7.2 billion on their acquisition dates, resulting in an increase in basic lease rents of $295.1 million.

        Maintenance rents and other receipts.    Maintenance rents and other receipts increased by $116.5 million, or 33%, to $472.3 million during the year ended December 31, 2016 from $355.8 million during the year ended December 31, 2015. The increase was primarily attributable to:

  •
  an increase of $52.0 million in maintenance revenue and other receipts from lease terminations and amendments during the year ended December 31, 2016 as compared to the year ended December 31, 2015; and

  •
  an increase of $64.5 million in regular maintenance rents during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

        Net gain on sale of assets.    Net gain on sale of assets decreased by $44.8 million, or 24%, to $138.5 million during the year ended December 31, 2016 from $183.3 million during the year ended December 31, 2015. During the year ended December 31, 2016, we sold 124 aircraft and reclassified 19 aircraft to net investment in finance and sales-type leases, whereas during the year ended December 31, 2015, we sold 59 aircraft and reclassified 11 aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

        Other income.    Other income increased by $33.3 million, or 30%, to $146.0 million during the year ended December 31, 2016 from $112.7 million during the year ended December 31, 2015. The increase was primarily due to higher non-recurring income of $63.2 million from lease terminations, $38.0 million from net insurance proceeds, and $27.7 million from a gain related to the prepayment of a note receivable earlier than expected, partially offset by lower gross profit on engine, airframe, parts and supplies sales as a result of the AeroTurbine downsizing. During the year ended December 31, 2015, we also recognized a gain of $22.6 million from the settlement of asset value guarantees.

        Depreciation and amortization.    Depreciation and amortization decreased by $51.7 million, or 3%, to $1,791.3 million during the year ended December 31, 2016 from $1,843.0 million during the year ended December 31, 2015. The decrease was primarily due to a reduction in the size of our aircraft portfolio due to aircraft sales.

        Asset impairment.    We recognized aggregate impairment charges of $81.6 million during the year ended December 31, 2016 as compared to $16.3 million recognized during the year ended December 31, 2015. The impairment charges recorded during the year ended December 31, 2016 related to lease terminations and amendments of lease agreements for 25 aircraft. These impairments were more than offset by lease revenue of $95.9 million that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition, we recognized impairment charges for ten aircraft that were part of sale transactions and were classified as flight equipment held for sale. The impairment charges recorded during the year ended December 31, 2015 related to eight aircraft that were sold or parted-out and 12 engines. The impairment charges recorded during the year ended December 31, 2015 included impairments of $6.6 million recorded for four older aircraft, for which we retained maintenance related balances or received EOL compensation and recognized $20.5 million of lease revenue upon redelivery.

        Interest expense.    Our interest expense decreased by $8.0 million, or 1%, to $1,091.9 million during the year ended December 31, 2016 from $1,099.9 million during the year ended December 31, 2015. The decrease in interest expense was primarily attributable to:

  •
  a decrease in our average outstanding debt balance by $0.7 billion to $29.1 billion during the year ended December 31, 2016 from $29.8 billion during the year ended December 31, 2015, primarily due to regular debt repayments, resulting in a $23.1 million decrease in our interest expense; and

  •
  a $16.5 million decrease in non-cash mark-to-market losses on derivatives to $1.6 million recognized during the year ended December 31, 2016 from $18.1 million recognized during the year ended December 31, 2015, partially offset by

  •
  an increase in our average cost of debt to 3.7% for the year ended December 31, 2016 as compared to 3.6% for the year ended December 31, 2015. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps, and in 2015, includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest. The increase in our average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term ILFC notes, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt assumed as part of the ILFC Transaction. The increase in our average cost of debt resulted in a $31.6 million increase in our interest expense.

        Leasing expenses.    Our leasing expenses increased by $60.1 million, or 12%, to $582.5 million during the year ended December 31, 2016 from $522.4 million during the year ended December 31, 2015. The increase was primarily due to $33.2 million higher maintenance rights expense and $38.3 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $11.4 million lower expenses relating to airline defaults and restructurings recognized during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

        Transaction, integration and restructuring related expenses.    Our transaction, integration and restructuring related expenses decreased by $5.5 million, or 9%, to $53.4 million during the year ended December 31, 2016 from $58.9 million during the year ended December 31, 2015. During the year ended December 31, 2016, our transaction, integration and restructuring related expenses were related to the AeroTurbine downsizing, including intangible assets impairment, expenses related to the sale of AeroTurbine's Goodyear operations, leased engines impairment and severance costs. During the year ended December 31, 2015, our transaction, integration and restructuring related expenses consisted of $9.6 million of severance and other compensation expenses and rent termination costs due to the ILFC Transaction and $49.3 million of restructuring expenses related to the downsizing of AeroTurbine. Please refer to Note 26—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for further details on the AeroTurbine restructuring.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by $30.4 million, or 8%, to $351.0 million during the year ended December 31, 2016 from $381.4 million during the year ended December 31, 2015. The decrease was due to lower overhead expenses as a result of the AeroTurbine downsizing as well as other expense reductions.

        Income before income taxes and income of investments accounted for under the equity method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method decreased by $165.3 million, or 12%, to $1,200.4 million during the year ended December 31, 2016 from $1,365.7 million during the year ended December 31, 2015.

        Provision for income taxes.    Our provision for income taxes decreased by $16.3 million, or 9%, to $173.5 million during the year ended December 31, 2016 from $189.8 million during the year ended December 31, 2015. Our effective tax rate was 14.5% for the year ended December 31, 2016 as compared to 13.9% for the year ended December 31, 2015. The increase in our effective tax rate for the year ended December 31, 2016 was primarily due to changes in our valuation allowance in the United States of America during the years ended December 31, 2015 and 2016. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Please refer to Note 17—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of our income taxes.

        Equity in net earnings of investments accounted for under the equity method.    Our equity in net earnings of investments accounted for under the equity method was $12.6 million during the year ended December 31, 2016 as compared to $1.3 million during the year ended December 31, 2015. During the year ended December 31, 2015, our equity in net earnings of investments accounting for under the equity method was impacted by a loss of approximately $4 million from one of our investments.

        Net income.    For the reasons explained above, our net income decreased by $137.7 million, or 12%, to $1,039.5 million during the year ended December 31, 2016 from $1,177.2 million during the year ended December 31, 2015.

        Net loss attributable to non-controlling interest.    Net loss attributable to non-controlling interest was $7.1 million during the year ended December 31, 2016 as compared to $1.5 million during the year ended December 31, 2015.

        Net income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $132.1 million, or 11%, to $1,046.6 million during the year ended December 31, 2016 from $1,178.7 million during the year ended December 31, 2015.

Results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

	Year Ended December 31,
	2015	2014
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$4,991.6	$3,449.6
Net gain on sale of assets	183.3	37.5
Other income	112.7	104.5

Total Revenues and other income	5,287.6	3,591.6
Expenses
Depreciation and amortization	1,843.0	1,282.2
Asset impairment	16.3	21.8
Interest expense	1,099.9	780.3
Leasing expenses	522.4	141.6
Transaction, integration and restructuring related expenses	58.9	148.8
Selling, general and administrative expenses	381.4	300.0

Total Expenses	3,921.9	2,674.7

Income before income taxes and income of investments accounted for under the equity method	1,365.7	916.9
Provision for income taxes	(189.8)	(137.4)
Equity in net earnings of investments accounted for under the equity method	1.3	29.0

Net income	$1,177.2	$808.5
Net loss attributable to non-controlling interest	1.5	1.9

Net income attributable to AerCap Holdings N.V.	$1,178.7	$810.4

        Revenues and other income.    The principal categories of our revenues and other income and their variances were as follows:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2015	2014
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$4,635.8	$3,282.8	$1,353.0	41%
Maintenance rents and other receipts	355.8	166.8	189.0	113%
Net gain on sale of assets	183.3	37.5	145.8	389%
Other income	112.7	104.5	8.2	8%

Total revenues and other income	$5,287.6	$3,591.6	$1,696.0	47%

        Basic lease rents.    Basic lease rents increased by $1,353.0 million, or 41%, to $4,635.8 million during the year ended December 31, 2015 from $3,282.8 million during the year ended December 31, 2014. The increase in basic lease rents recognized during the year ended December 31, 2015 as compared to the year ended December 31, 2014 was attributable to:

  •
  the acquisition of 1,004 aircraft between January 1, 2014 and December 31, 2015, including aircraft acquired as part of the ILFC Transaction, with an aggregate net book value of $29.9 billion on their acquisition dates, resulting in an increase in basic lease rents of $1,450.8 million, partially offset by

  •
  the sale of 132 aircraft with an aggregate net book value of $2.2 billion on their sale dates, resulting in a decrease in basic lease rents of $79.0 million during such period; and

  •
  a decrease in basic lease rents of $18.8 million recognized during the year ended December 31, 2015 as compared to the year ended December 31, 2014 due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft.

        Maintenance rents and other receipts.    Maintenance rents and other receipts increased by $189.0 million, or 113%, to $355.8 million during the year ended December 31, 2015 from $166.8 million during the year ended December 31, 2014. The increase was primarily attributable to:

  •
  an increase of $166.5 million in regular maintenance rents relating primarily to the ILFC Transaction during the year ended December 31, 2015 as compared to the year ended December 31, 2014; and

  •
  an increase of $22.5 million in maintenance revenue and other receipts from airline defaults and restructurings during the year ended December 31, 2015 as compared to the year ended December 31, 2014.

        Net gain on sale of assets.    Net gain on sale of assets increased by $145.8 million, or 389%, to $183.3 million during the year ended December 31, 2015 from $37.5 million during the year ended December 31, 2014. The increase was primarily due to the higher volume of aircraft sold, as further detailed below, as well as improvements in aviation markets and aircraft values subsequent to the ILFC Transaction, and was driven primarily by the following factors: a decrease in oil prices between May 14, 2014 and December 31, 2015, an improvement in the air cargo market that commenced during the second half of 2014, an increase in the supply of equity and debt capital and new market entrants with lower return requirements, driven by the sustained low interest rate environment, increased air travel passenger traffic, and the general improvement of the global economy.

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

        Other income.    Other income increased by $8.2 million, or 8%, to $112.7 million during the year ended December 31, 2015 from $104.5 million during the year ended December 31, 2014. The increase was primarily due to income of $22.6 million from the settlement of asset value guarantees and net insurance proceeds of $16.2 million. During the year ended December 31, 2015, we also recognized an expense of $38.7 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing, partially offset by the full year impact of income from AeroTurbine, which was acquired as part of the ILFC Transaction. During the year ended December 31, 2014 we recognized a gain of $19.9 million from the sale of our 42% equity interest in AerData.

        Depreciation and amortization.    Depreciation and amortization increased by $560.8 million, or 44%, to $1,843.0 million during the year ended December 31, 2015 from $1,282.2 million during the year ended December 31, 2014. The increase was primarily due to the ILFC Transaction and purchases of new aircraft, and was partially offset by aircraft sales.

        Asset impairment.    We recognized aggregate impairment charges of $16.3 million during the year ended December 31, 2015 related to eight aircraft that were sold or parted-out and 12 engines, as compared to $21.8 million recognized during the year ended December 31, 2014 related to eight aircraft that were returned early from our lessees and three previously leased engines. The impairment charges recorded during the year ended December 31, 2015 included impairments of $6.6 million recorded for four older aircraft, for which we retained maintenance related balances or received EOL compensation and recognized $20.5 million of lease revenue upon redelivery.

        Interest expense.    Our interest expense increased by $319.6 million, or 41%, to $1,099.9 million during the year ended December 31, 2015 from $780.3 million during the year ended December 31, 2014. The increase in interest expense was primarily attributable to:

  •
  an increase in our average outstanding debt balance by $8.3 billion to $29.8 billion during the year ended December 31, 2015 from $21.5 billion during the year ended December 31, 2014, primarily due to the repayment of older ILFC debt which was fair-valued at lower rates because of the shorter remaining tenor of the debt at the time of acquisition, and partially offset by regular debt repayments, resulting in a $295.9 million increase in our interest expense,

  •
  a slight increase in our average cost of debt to 3.63% for the year ended December 31, 2015 as compared to 3.56% for the year ended December 31, 2014. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps and charges from the early repayment of secured loans. In 2015, our average cost of debt includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest. The increase in our average cost of debt was primarily due to the ILFC Transaction and resulted in a $22.3 million increase in our interest expense; and

  •
  a $1.4 million increase in non-cash mark-to-market losses on derivatives to $18.1 million recognized during the year ended December 31, 2015 from $16.7 million recognized during the year ended December 31, 2014.

        Leasing expenses.    Our leasing expenses increased by $380.8 million, or 269%, to $522.4 million during the year ended December 31, 2015 from $141.6 million during the year ended December 31, 2014. The increase was primarily due to $293.9 million higher maintenance rights expense, $53.2 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses, and $33.7 million higher expenses relating to airline defaults and restructurings recognized during the year ended December 31, 2015 as compared to the year ended December 31, 2014.

        Transaction, integration and restructuring related expenses.    Our transaction, integration and restructuring related expenses decreased by $89.9 million, or 60%, to $58.9 million during the year ended December 31, 2015 from $148.8 million during the year ended December 31, 2014. During the year ended December 31, 2015, our transaction, integration and restructuring related expenses consisted of $9.6 million of severance and other compensation expenses and rent termination costs due to the ILFC Transaction and $49.3 million of restructuring expenses related to the downsizing of AeroTurbine (see Note 26—AeroTurbine restructuring), as compared to the year ended December 31, 2014, which consisted of $148.8 million of banking fees, professional fees and severance and other compensation expenses due to the ILFC Transaction.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by $81.4 million, or 27%, to $381.4 million during the year ended December 31, 2015 from $300.0 million during the year ended December 31, 2014. The increase was primarily due to higher personnel expenses as a result of the ILFC Transaction and higher share-based compensation expense.

        Income before income taxes and income of investments accounted for under the equity method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $448.8 million, or 49%, to $1,365.7 million during the year ended December 31, 2015 from $916.9 million during the year ended December 31, 2014.

        Provision for income taxes.    Our provision for income taxes increased by $52.4 million, or 38%, to $189.8 million during the year ended December 31, 2015 from $137.4 million during the year ended December 31, 2014. Our effective tax rate was 13.9% for the year ended December 31, 2015 and was 15.0% for the year ended December 31, 2014. The decrease in our effective tax rate for the year ended December 31, 2015 was driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Please refer to Note 17—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of our income taxes.

        Equity in net earnings of investments accounted for under the equity method.    Our equity in net earnings of investments accounted for under the equity method was $1.3 million during the year ended December 31, 2015 as compared to $29.0 million during the year ended December 31, 2014. The decrease was driven primarily by a non-recurring gain of approximately $20 million from one of our investments during the year ended December 31, 2014, and a loss of approximately $4 million from one of our investments during the year ended December 31, 2015.

        Net income.    For the reasons explained above, our net income increased by $368.7 million, or 46%, to $1,177.2 million during the year ended December 31, 2015 from $808.5 million during the year ended December 31, 2014.

        Net loss attributable to non-controlling interest.    Net loss attributable to non-controlling interest was $1.5 million during the year ended December 31, 2015 as compared to $1.9 million during the year ended December 31, 2014.

        Net income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $368.3 million, or 45%, to $1,178.7 million during the year ended December 31, 2015 from $810.4 million during the year ended December 31, 2014.

Liquidity and capital resources

        The following table presents our consolidated cash flows for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
	(U.S. dollar amounts in millions)
Net cash provided by operating activities	$3,381.2	$3,360.0
Net cash used in investing activities	(1,331.1)	(1,715.9)
Net cash used in financing activities	(2,417.2)	(728.3)

        Cash flows provided by operating activities.    During the year ended December 31, 2016, our cash provided by operating activities of $3,381.2 million was the result of net income of $1,039.5 million, non-cash and other adjustments to net income of $2,076.6 million and an increase in the net change in operating assets and liabilities of $265.1 million. During the year ended December 31, 2015, our cash provided by operating activities of $3,360.0 million was the result of net income of $1,177.2 million, non-cash and other adjustments to net income of $2,012.4 million and an increase in the net change in operating assets and liabilities of $170.4 million.

        Cash flows used in investing activities.    During the year ended December 31, 2016, our cash used in investing activities of $1,331.1 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $3,861.8 million, partially offset by cash provided by asset sale proceeds of $2,366.2 million, a decrease in our restricted cash of $90.3 million and collections of finance and sales-type leases of $74.2 million. During the year ended December 31, 2015, our cash used in investing activities of $1,715.9 million primarily consisted of cash used for the purchase of aircraft of $3,637.0 million, partially offset by cash provided by asset sale proceeds of $1,568.2 million, a decrease in restricted cash of $297.9 million and collections of finance and sales-type leases of $55.0 million.

        Cash flows used in financing activities.    During the year ended December 31, 2016, our cash used in financing activities of $2,417.2 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $1,021.1 million and cash used for the payment of dividends to our non-controlling interest holders of $10.5 million. In addition, cash was used for debt repayments and debt issuance costs, net of new financing proceeds of $1,606.3 million, partially offset by cash provided by net receipts of maintenance and security deposits of $220.7 million. During the year ended December 31, 2015, our cash used in financing activities of $728.3 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $793.9 million. In addition, cash was used for debt repayments and debt issuance costs, net of new financing proceeds of $179.3 million, partially offset by cash provided by net receipts of maintenance and security deposits of $244.9 million.

        Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of December 31, 2016, we had 420 new aircraft on order, including 204 Airbus A320neo Family aircraft, 109 Boeing 737MAX aircraft, 50 Embraer E-Jets E2 aircraft, 38 Boeing 787 aircraft and 19 Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

        Our existing sources of liquidity of $12.8 billion as of December 31, 2016, were sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.

        In order to satisfy our contractual purchase obligations, we expect to incur capital expenditures of approximately $5 billion per annum, on average, over the next three years based on our current order book. Sources of new debt finance for these capital expenditures would be through access to capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

        In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

        Our cash balance as of December 31, 2016 was $2.4 billion, including unrestricted cash of $2.0 billion. As of December 31, 2016, we had approximately $7.3 billion of undrawn lines of credit available under our credit and term loan facilities. Our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $9.5 billion as of December 31, 2016. As of December 31, 2016, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.5 billion and debt issuance costs and debt discounts of $0.2 billion, totaled $27.4 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        Our debt, including fair value adjustments of $0.5 billion and net of debt issuance costs and debt discounts of $0.2 billion, was $27.7 billion as of December 31, 2016, and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 3.7% during the year ended December 31, 2016. Our adjusted debt to equity ratio was 2.7 to 1 as of December 31, 2016. Please refer to "Item 5. Operating and Financial Review and Prospects—Non-GAAP measures" for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2016 and 2015.

        Please refer to Note 16—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

        AerCap Holdings N.V. is incorporated in the Netherlands and headquartered in Ireland, and is not directly engaged in business within, nor has a permanent establishment in, the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings.

        While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2016, $249.6 million out of $2,035.4 million of cash and short-term investments were held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in "Item 10. Additional Information—Taxation—Withholding tax" and "Item 3. Key Information—Risk Factors—Risks related to our organization and structure—If our subsidiaries do not make distributions to us we will not be able to pay dividends".

Contractual obligations

        Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs and debt discounts), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
	(U.S. dollar amounts in thousands)
Unsecured debt facilities	$2,700,000	$770,000	$3,099,864	$2,500,000	$2,400,000	$2,900,000	$14,369,864
Secured debt facilities	1,055,193	2,353,579	1,516,947	1,187,839	2,552,852	2,769,479	11,435,889
Subordinated debt facilities	—	—	—	—	—	1,555,780	1,555,780
Estimated interest payments(a)	1,231,795	1,059,888	839,155	708,902	436,555	3,024,006	7,300,301
Purchase obligations(b)	5,051,158	6,028,196	5,084,565	3,624,926	2,838,730	534,991	23,162,566
Operating leases(c)	11,155	11,056	8,754	8,828	8,967	51,343	100,103

Total	$10,049,301	$10,222,719	$10,549,285	$8,030,495	$8,237,104	$10,835,599	$57,924,503

(a)
Estimated interest payments for floating rate debt are based on rates as of December 31, 2016. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)
Includes commitments to purchase 396 aircraft and 24 purchase and leaseback transactions. See Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.

(c)
Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements

        We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Please refer to Note 28—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Non-GAAP measures

        The following are definitions of non-GAAP measures used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures.

Adjusted net income

        Following the SEC's issuance of updated guidance on the use of non-GAAP financial measures, as of December 31, 2016, we are no longer reporting adjusted net income or adjusted earnings per share.

Net interest margin or net spread

        This measure is the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

        The following is a reconciliation of basic lease rents to net spread for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
			Percentage Difference
	2016	2015
	(U.S. dollar amounts in millions)
Basic lease rents	$4,395.3	$4,635.8	(5)%
Interest expense	1,091.9	1,099.9	(1)%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(1.6)	(18.1)	(91)%

Adjusted interest expense	1,090.3	1,081.8	1%

Net interest margin, or net spread	$3,305.0	$3,554.0	(7)%

Adjusted debt to equity ratio

        This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity represents total equity, plus the 50% equity credit with respect to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants.

        The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
	(U.S. dollar amounts in millions except debt/equity ratio)
Debt	$27,717.0	$29,641.9
Adjusted for:
Cash and cash equivalents	(2,035.4)	(2,403.1)
50% credit for long-term subordinated debt	(750.0)	(750.0)

Adjusted debt	$24,931.6	$26,488.8

Equity	$8,582.3	$8,425.8
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0

Adjusted equity	$9,332.3	$9,175.8

Adjusted debt/equity ratio	2.7 to 1	2.9 to 1

Item 6.    Directors, Senior Management and Employees

Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term(a)
Directors
Pieter Korteweg	75	Non-Executive Chairman of the Board of Directors	September 2006	2018 AGM
Aengus Kelly	43	Executive Director and Chief Executive Officer	May 2011	2019 AGM
Salem Al Noaimi	41	Non-Executive Director	May 2011	2017 AGM
Homaid Al Shimmari	49	Non-Executive Director	May 2011	2017 AGM
James (Jim) Chapman	54	Non-Executive Director	July 2006	2017 AGM
Paul Dacier	59	Non-Executive Director and Vice Chairman	May 2010	2018 AGM
Richard (Michael) Gradon	57	Non-Executive Director	May 2010	2018 AGM
Marius Jonkhart	67	Non-Executive Director	July 2006	2017 AGM
Walter McLallen	51	Non-Executive Director	May 2016	2020 AGM
Robert (Bob) Warden	44	Non-Executive Director	July 2006	2018 AGM
Officers
Wouter (Erwin) den Dikken	49	Chief Operating Officer and Chief Legal Officer
Keith Helming	58	Chief Financial Officer
Philip G. Scruggs	52	Chief Commercial Officer and President
Peter Anderson	41	Head of Asia Pacific
Peter Juhas	45	Deputy Chief Financial Officer
Tom Kelly	53	Chief Executive Officer, AerCap Ireland Limited
Edward (Ted) O'Byrne	45	Chief Investment Officer
Martin Olson	54	Head of OEM Relations
Paul Rofe	57	Group Treasurer
Sean Sullivan	48	Head of Americas
Joe Venuto	57	Chief Technical Officer
Kenneth Wigmore	48	Head of EMEA

(a)
The term for each director ends at the Annual General Meeting ("AGM") typically held in April or May of each year.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a Director of AerCap since September 27, 2006. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Member of the Supervisory Board of Bawag PSK Bank (Vienna) and Non-Executive Member of the Board of Haya Real Estate S.L.U. (Madrid). He currently also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served, amongst others, as Chairman of the Board of Capital Home Loans Ltd., Member of the Supervisory Board of Mercedes Benz Nederland B.V., Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General at the Dutch Ministry of Finance. Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. He holds a PhD in Economics from Erasmus University Rotterdam.

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

        Salem Al Noaimi.    Mr. Al Noaimi has been a Director of AerCap since May 18, 2011. Mr. Al Noaimi is also Waha Capital's Chief Executive Officer and Managing Director, responsible for leading the company's overall strategy across its business lines. Mr. Al Noaimi has served as Waha's CEO over the past eight years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the Board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Anglo Arabian Healthcare, Al Dhafra Insurance Company and Bahrain's ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

        Homaid Al Shimmari.    Mr. Al Shimmari has been a Director of AerCap since May 18, 2011. Mr. Al Shimmari is also the Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He holds prominent roles with key aerospace, communications technology, defense and energy companies and organizations, including Chairman of Emirates Defence Industries Company ("EDIC"), Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment ("ADASI") and Abu Dhabi Ship Building, and currently holds board positions with Mubadala Petroleum, Masdar, Global Foundries, Abu Dhabi Aviation, Royal Jet, du-Emirates Integrated Telecommunications Company PJSC and SR Technics Holdco 1 GmbH. Mr. Al Shimmari is also a Board Member of the UAE University Board of Trustees and Chairman of the Advisory Board of Etihad Airways Engineering LLC. Before joining Mubadala, Mr. Al Shimmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shimmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

        James (Jim) Chapman.    Mr. Chapman has been a Director of AerCap since July 26, 2006. Mr. Chapman serves as a Non-Executive Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Prior to Renco, Mr. Chapman worked in the financial services industry at Fieldstone Private Capital Group from 1990 through 1996 and Bankers Trust Company from 1985 through 1990. Presently, Mr. Chapman serves as a member of the Board of Directors of Arch Coal, Inc., Tembec Inc. and Tower International, Inc. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Paul Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of GTI Technology Holdings Inc. (a technology holding company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions since 1990. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a BA in history and a JD in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

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

        Marius Jonkhart.    Mr. Jonkhart has been a Director of AerCap since July 26, 2006. He is also currently a member of the Supervisory Boards of Ecorys Holding, Orco Bank International and Tata Steel Nederland. He was previously the Chief Executive Officer of De Nationale Investeringsbank (NIBC) and the Chief Executive Officer of NOB Holding. He also served as the Director of monetary affairs of the Dutch Ministry of Finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of Supervisory Boards, including the Supervisory Boards of BAWAG PSK Bank, Staatsbosbeheer, Connexxion Holding, European Investment Bank, Bank Nederlandse Gemeenten, Postbank, NPM Capital, Kema, AM Holding and De Nederlandsche Bank. He has also served as a Non-Executive Director of Aozora Bank, Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Walter McLallen.    Mr. McLallen has been a Director of AerCap since May 11, 2016. He is also currently the principal of Meritage Capital Advisors, advising corporations in structuring debt and private equity transactions and providing strategic consulting, since 2004. Presently, Mr. McLallen serves as a member of the board of directors of Differential Brands Group Inc., as well as a number of private companies. He was also an advisor to and director of the Remington Outdoor Company and its predecessors from 2006 through June 2015 and served as chairman or vice chairman of the board of directors for the last five years of such period. Mr. McLallen was a managing director of CIBC World Markets from 1995 to 2004, during which he was Head of Debt Capital Markets from 1997 to 2004, as well as Head of High Yield Distribution from 2001 to 2004. Mr. McLallen held Associate and Vice President positions at The Argosy Group from 1990 through 1995 and was an analyst in the mergers and acquisitions department at Drexel Burnham Lambert from 1988 to 1990. Mr. McLallen received his BA in Economics and Finance from the University of Illinois at Urbana-Champaign in 1988.

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

        Keith Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap in 2006. Prior to joining AerCap, he was a long standing executive at GE Capital Corporation, including serving for five years as Chief Financial Officer at aircraft lessor GECAS. He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University. On December 19, 2016, we announced that Peter Juhas will become our Chief Financial Officer in 2017. Mr. Helming will remain with AerCap through May 2017.

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

        Peter Anderson.    Mr. Anderson assumed the position of Senior Vice President Marketing and Head of Asia Pacific upon the consummation of the ILFC Transaction, previously serving in the role of Vice President Marketing and Deputy Head of APAC at ILFC. Mr. Anderson was responsible for managing ILFC's relationships with key airline customers in South East Asia, Japan and Korea. Prior to ILFC, Mr. Anderson was Asia Pacific Director of Sales and Marketing for Hong Kong Aviation Capital (HKAC), transitioning the Allco Finance Group Ltd. aviation assets into the HKAC business and managing those assets across Asia. Prior to HKAC, Mr. Anderson spent eight years at Allco Finance Group Ltd. in both Sydney and London, specializing in aircraft leasing, structured finance (for aviation assets) and mortgage and equipment lease securitization. Mr. Anderson earned his Master of Applied Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.

        Peter Juhas.    Mr. Juhas was appointed Deputy Chief Financial Officer of AerCap in September 2015. Prior to joining AerCap, Mr. Juhas was the Global Head of Strategic Planning at AIG, where he led the development of the company's strategic and capital plans as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was a Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School. On December 19, 2016, we announced that Mr. Juhas will become our Chief Financial Officer in 2017. Mr. Helming will remain with AerCap through May 2017.

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

        Sean Sullivan.    Mr. Sullivan assumed the position of Head of Americas upon the consummation of the ILFC Transaction, previously serving in the role of Senior Vice President and Head of ILFC Americas. In this role, Mr. Sullivan was involved in ILFC's purchase and leaseback business, including strategic direction of the business, pricing and analysis tools, critical support, and customer evaluation and processes. Mr. Sullivan has more than 20 years of experience in negotiating and managing complicated transactions. Prior to ILFC, Mr. Sullivan was Director of Allco Aviation, where he oversaw strategic direction and creation of the business plan, focused on growth through purchase and leaseback transactions. Previously, Mr. Sullivan also held the position of Vice President at the Bank of America in the Leasing and Capital group, focused on aviation finance.

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

Compensation

Compensation of non-executive directors

        We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors and €115,000 for the Vice Chairman) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member will receive an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member will receive an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. In addition, our non-executive directors receive an annual equity award as provided for in AerCap's remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. As of December 31, 2016, our non-executive directors hold options to acquire a total of 22,941 AerCap ordinary shares, 27,810 shares of restricted stock and 28,981 restricted stock units, which equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

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
• Tie long-term incentive program awards to the achievement of multi-year earnings per share targets approved by the Nomination and Compensation Committee
• Reward high-performers with above-target pay when predetermined goals are exceeded
• Evaluate and adjust, if considered appropriate, for the impact of unanticipated favorable or unfavorable transactions/events on compensation payouts
Manage risk	• Prohibit hedging of Company securities and pledging of AerCap equity prior to vesting
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Incentive compensation is subject to clawback provisions for the executive director in place for Netherlands-based companies

        During the year ended December 31, 2016, we paid an aggregate of approximately $8.3 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members (Aengus Kelly, Wouter (Erwin) den Dikken, Keith Helming and Philip Scruggs), including $0.5 million as part of their retirement and pension plans. Due to changes in the Dutch pension system as of January 1, 2015, amounts paid by the Company to fund retirement annuities for annual salary amounts in excess of €101,519 were paid directly to our Dutch tax resident officers (and other Dutch tax resident employees) as a separate component of salary instead of paid to a third party and applied towards a supplemental premium.

        The compensation packages of our Group Executive Committee members and certain other officers, consisting of base salary, annual bonus and, for some officers, annual grants of AerCap equity instruments ("Annual Equity Awards"), along with other benefits, are determined by the Nomination and Compensation Committee upon recommendation of the Chief Executive Officer (other than with respect to his own compensation package) on an annual basis. The annual compensation package of our Chief Executive Officer, consisting of base salary, bonus and Annual Equity Awards, along with other benefits, is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee. In addition, the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon recommendation of the Nomination and Compensation Committee) may grant AerCap equity incentive awards to our officers on a non-recurring basis ("Other Equity Awards") under our equity incentive plans, as further outlined below.

        The amount of the annual bonus and, if applicable, the number of Annual Equity Awards granted to our Group Executive Committee members and other participating officers are dependent on the target bonus level and, if applicable, the target Annual Equity Awards level, established before the performance period begins by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon recommendation of the Nomination and Compensation Committee), in combination with our actual performance relative to our internal budget for the past financial year, as approved by the Board of Directors each year, and the personal performance of the individual Group Executive Committee member or other officer involved. The annual bonuses are paid in arrears. Actual bonuses will not exceed target bonus levels as long as our budget for the relevant year has not been met, subject to exceptions and approval by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors upon recommendation of the Nomination and Compensation Committee) which, if applicable, will be disclosed in this annual report. As a matter of policy, actual bonuses will be determined below target level in years that our budget is not met, unless specific circumstances require otherwise. The Annual Equity Awards are granted in arrears. The Annual Equity Awards are time-based with a three-year vesting period, subject to certain exceptions.

        The Other Equity Awards granted to our officers in 2014, 2015 and 2016, subject to certain exceptions, have vesting periods ranging between three years and five years and are subject to vesting criteria based on our average performance, relative to our internal budget, over a number of years in order to promote and encourage good performance over a prolonged period of time. All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in the case of a change of control in accordance with the respective equity award agreements.

        Severance payments are part of the employment agreements with our Group Executive Committee members. The amount of the pre-agreed severance is based upon calculations in accordance with their respective age and years of service.

        The Company is subject to the Netherlands' Clawback of Bonuses Act that went into effect as of January 1, 2014. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day to day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day to day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2016, we did not have any directors other than the executive director who were in charge of day to day management.

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

        We require our Group Executive Committee members to own Company ordinary shares having a value equal to at least ten times their annual base salary, in order to further align their interests with the long-term interests of our shareholders. This threshold amount includes ordinary shares owned outright, vested stock-based equity awards, time-based restricted stock and time-based restricted stock units, whether or not vested, and any stock-based equity that the executive has elected to defer. New Group Executive Committee members have a five year grace period to meet this threshold. In addition, each Group Executive Committee member is required to hold 50% of the net shares (after satisfaction of any exercise price or tax withholding obligations) delivered to him or her pursuant to Company equity awards since January 1, 2007, for so long as such member remains employed by the Company (or, if earlier, until such member reaches 65 years of age). Sales of Company ordinary shares are conducted with a view to avoiding undue impact on the Company ordinary share price and in compliance with laws and regulations. Each executive must consult with the Chairman before executing any sale of the Company's ordinary shares.

        Our policies prohibit our directors, officers and employees from trading in Company securities on the basis of material non-public information, or engaging in hedging and other "short" transactions involving Company securities. In addition, our directors, officers and employees are prohibited from pledging equity incentive awards prior to vesting.

        Please refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for more details on our equity incentive plans.

Board Practices

General

        Our Board of Directors currently consists of ten directors, nine of whom are non-executive.

        As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. In 2016, our Board of Directors continued to meet the Dutch Corporate Governance Code independence requirements. For a non-executive director to be considered "independent" under the Dutch Corporate Governance Code, he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; or (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.
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

        Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer and the Chairman, or, in his absence, the Vice Chairman, are present at the meeting. Resolutions must be passed by a majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors, or in his absence, the Vice Chairman. Subject to Dutch law, resolutions of the Board of Directors may be passed in writing by a majority of the directors in office. Pursuant to Dutch laws and the Board Rules, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by our Board of Directors, excluding such interested director or directors.

        In 2016, the Board of Directors met on 11 occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as AerCap's annual reports and annual accounts for the financial year 2015, topics for the AGM 2016, secured and unsecured financing transactions and AerCap's liquidity position, AerCap's hedging policies, optimization of AerCap's portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, emerging markets risks and opportunities, aircraft valuations, AerCap's backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap's corporate and tax structure, completion of the relocation of the Company's principal place of business to Dublin, the AeroTurbine downsizing, reports from the various Board committees, the budget for 2017, remuneration and compensation, directors and officers succession planning, regulatory compliance, corporate social responsibility, governance and risk management and control, including but not limited to compliance with the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act").

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

Audit Committee

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are "independent" as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. The current members of our Audit Committee are James (Jim) Chapman (Chairman), Marius Jonkhart, Richard (Michael) Gradon and Walter McLallen.

        In 2016, the Audit Committee met on eight occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, external auditor's reports, external auditor's independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditor's audit plan for 2016, approval of other services rendered by the external auditor, internal audit reports, the internal auditor's audit plan for 2017, the Company's compliance, risk management policies and integrity and fraud, the expenses incurred by the Company's most senior officers in carrying out their duties, the Company's tax planning policies, the functioning of the Audit Committee, the audit committee charter and the audit committee cycle. The Audit Committee had several separate sessions with the external auditor without management being present.

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

        In 2016, the Nomination and Compensation Committee met on two occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In line with the Dutch Corporate Governance Code, the Company has provided the 2016 remuneration report in "Item 6. Directors, Senior Management and Employees—Compensation". In addition, various resolutions were adopted outside of these meetings.

        None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

Share ownership

        The following table presents beneficial ownership of our shares which are held by our directors, Group Executive Committee members and Deputy CFO as of December 31, 2016:

	Ordinary shares (unrestricted)	Restricted stock(a)	Restricted stock units(a)(b)	Ordinary shares underlying options(c)	Fully diluted ownership percentage(d)
Directors:
Salem Al Noaimi	—	2,037	2,497	3,954	*
Homaid Al Shimmari	—	—	—	—	*
James (Jim) Chapman	7,458	5,150	4,393	1,803	*
Paul Dacier (Vice Chairman)	10,109	4,488	3,255	5,728	*
Richard (Michael) Gradon	100	4,022	3,761	—	*
Marius Jonkhart	11,500	3,036	3,761	5,728	*
Aengus Kelly (CEO)(e)	691,008	1,640,867	—	—	1.3%
Pieter Korteweg (Chairman)	20,000	5,557	6,320	—	*
Robert (Bob) Warden	—	3,520	2,497	5,728	*
Walter McLallen	—	—	2,497	—	*

Total Directors	740,175	1,668,677	28,981	22,941
Group Executive Committee (GEC) Members:
Wouter (Erwin) den Dikken (COO)	275,549	—	814,968	100,000	*
Keith Helming (CFO)	422,950	461,298	—	—	*
Philip Scruggs	—	667,317	—	—	*
Deputy CFO:
Peter Juhas (Deputy CFO)	29,025	—	225,000	—	*

Total Directors, GEC Members and Deputy CFO	1,467,699	2,797,292	1,068,949	122,941

*
Less than 1.0%.

(a)
All restricted stock and restricted stock units are subject to time-based or performance-based vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 4,917 will vest on January 1, 2017, 20,455 will vest on February 13, 2017, 479,089 will vest on May 31, 2017, 4,319 will vest on January 1, 2018, 42,124 will vest on February 17, 2018, 2,535,743 will vest on May 31, 2018, 20,347 will vest on February 19, 2019, 531,750 will vest on May 31, 2019, 225,000 will vest on September 13, 2019 and 2,497 will vest on January 1, 2020.

(b)
On January 18, 2016, the remaining 792,227 restricted stock units held by our CEO were converted to restricted stock, of which 531,750 were issued with the remaining stock being withheld and applied to pay the taxes involved. The converted restricted stock remained subject to restrictions and conditions identical to the restricted stock units, including vesting and forfeiture conditions.

(c)
100,000 of these options expire on December 11, 2018 and carry a strike price of $2.95 per option. 5,322 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 8,604 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 9,015 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(d)
Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards in this table, and no vesting or exercise of any other equity awards.

(e)
Mr. Aengus Kelly is our Chief Executive Officer and an Executive Director of the Board.

        All of our ordinary shares have the same voting rights.

        The address for all of our officers and directors is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen's Green, Dublin 2, Ireland.

Employees

        The following table presents the number of employees relating to our aircraft leasing business at each of our principal geographic locations as of December 31, 2016, 2015 and 2014:

	As of December 31,
Location	2016	2015	2014
Dublin, Ireland	159	90	65
Shannon, Ireland	70	74	64
Los Angeles, California	60	72	63
Amsterdam, the Netherlands	45	90	89
Singapore	44	41	32
Other(a)	20	18	19

Total(b)	398	385	332

(a)
Includes employees located in China, France, the United Kingdom, the United Arab Emirates and throughout the United States.

(b)
Includes ten, seven and eight part-time employees as of December 31, 2016, 2015 and 2014, respectively.

        None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.

        In addition to the above, as of December 31, 2016, 2015 and 2014, we had 160, 411 and 390 employees, respectively, primarily located in Miami, Florida and Goodyear, Arizona relating to AeroTurbine, a subsidiary we are downsizing.

Item 7.    Major Shareholders and Related Party Transactions

Major shareholders

        Beneficial holders of 5% or more of our ordinary outstanding shares as of December 31, 2016, based on available public filings include: Wellington Management Co. LLP at 8.7% (15,312,014 shares), Greenlight Capital, Inc. at 7.2% (12,621,325 shares), Fidelity Management & Research Co. at 5.1% (9,014,924 shares) and Donald Smith & Company, Inc. at 5.1% (8,985,613 shares).

        In addition, in the second half of 2014, Waha Capital PJSC entered into sale and funded collar transactions with respect to the entire amount of the ordinary shares they held. We understand Waha has the right to acquire, through a call right, up to the same number of shares that are the subject of the funded collar transactions (26,846,611 shares, which is 15.2% of our ordinary outstanding shares).

        Furthermore, Waha Capital PJSC acquired 124,846 shares on December 14, 2015 and a further 3,875,154 shares on January 19, 2016. They subsequently sold these shares (4,000,000 shares) on November 22, 2016.

        We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States is not known to the company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.

Related party transactions

        Please refer to Note 12—Investments, Note 28—Variable interest entities and Note 29—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.

Item 8.    Financial Information

Consolidated statements and other financial information

        Please refer to pages F-1 through F-112 of this annual report.

Significant changes

        Please refer to Note 33—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.

Item 9.    The Offer and Listing

Offer and listing details

        Not applicable.

Markets

        AerCap's shares are traded on the NYSE under the symbol "AER".

Trading on the New York Stock Exchange

        The following table presents, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE Composite Tape:

	Price per AerCap Holdings N.V. ordinary share(a)
	High	Low
	($)	($)
Annual highs and lows
2012	13.95	10.51
2013	39.10	13.73
2014	50.02	34.38
2015	51.50	37.42
2016	45.53	24.61
2016 and 2015 quarterly highs and lows
Quarter 1 2015	47.09	37.42
Quarter 2 2015	51.50	43.55
Quarter 3 2015	49.04	37.47
Quarter 4 2015	46.32	37.75
Quarter 1 2016	42.42	24.61
Quarter 2 2016	42.34	31.45
Quarter 3 2016	40.94	31.66
Quarter 4 2016	45.53	38.20
2016 monthly highs and lows
January	42.42	28.70
February	36.09	24.61
March	39.78	35.76
April	42.34	36.08
May	41.41	35.52
June	40.81	31.45
July	38.18	31.66
August	40.01	35.28
September	40.94	36.38
October	41.56	38.20
November	45.53	40.35
December	45.20	41.34
2017 monthly highs and lows
January	44.59	41.54
February	49.66	43.93
March (through March 15, 2017)	46.59	44.54

(a)
Share prices provided are intraday highs and lows for all periods presented.

        On March 15, 2017, the closing sales price for our ordinary shares on the NYSE as reported on the NYSE Composite Tape was $45.36.

Item 10.    Additional Information

Memorandum and articles of association

        Set forth below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code ("Boek 2 van het Burgerlijk Wetboek"), which governs the rights of holders of our ordinary shares. Please refer to "Item 6—Directors, Senior Management and Employees" for a discussion of Netherlands laws and our internal rules concerning directors' power to vote on proposals in which they are materially interested.

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

        At the Annual General Meeting held in 2016, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares (i) up to ten percent of the Company's issued share capital; and (ii) up to an additional ten percent of the Company's issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.

        These resolutions together authorize the Board of Directors to issue ordinary shares, and grant rights to subscribe for such shares, up to a maximum of 20% of the Company's issued share capital, subject to the conditions described in these resolutions.

Preemptive rights

        Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.

        The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the Annual General Meeting held in 2016, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph Issuance of ordinary shares, which authorization is valid for a period of 18 months.

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

        At the Annual General Meeting held in 2016, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company's issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company's issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company's issued share capital, and certain other conditions described in these resolutions.

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

        At the Annual General Meeting held in 2016, our shareholders resolved to cancel the Company's ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors of the exact number of ordinary shares to be cancelled. During 2016, we cancelled 15,563,862 ordinary shares that we had repurchased.

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

        The Annual General Meeting of shareholders was held on May 11, 2016. The Annual General Meeting of shareholders adopted the 2015 annual accounts and voted for all other items which required a vote.

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

Choice of law and exclusive jurisdiction

        Our articles of association provide that the legal relationship among or between us, any of our current or former directors, and any of our current or former holders of our shares and derivatives thereof, including but not limited to (i) actions under statute; (ii) actions under the articles of association, including actions for breach thereof; and (iii) actions in tort, shall be governed in each case exclusively by the laws of the Netherlands, unless such legal relationship does not pertain to or arise out of the capacities above. Any dispute, suit, claim, pre-trial action or other legal proceeding, including summary or injunctive proceedings, by and between those persons pertaining to or arising out of their capacities listed above shall be exclusively submitted to the courts of the Netherlands.

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

Disclosure of insider transactions

        Members of our Board of Directors and our reporting officers report their transactions in AerCap equity interests to the SEC on a voluntary basis.

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

        Our internal risk management and control framework has the following key components:

Planning and control cycle

        The planning and control cycle consists of an annual budget and business plan prepared by management and approved by our Board of Directors, quarterly forecasts, operational reviews and financial reporting.

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

Compliance procedures

        AerCap has various procedures and programs in place designed to ensure compliance with relevant laws and regulations, including anti-insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures and anti-trust procedures. AerCap's compliance officer is responsible for the design and effective operation of the compliance procedures and programs. The procedures are subject to regular audits by, or on behalf of, the internal audit function.

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

Material contracts

        We have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See Note 16—Debt to our Consolidated Financial Statements included in this annual report for more information regarding our credit facilities and financing arrangements.

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

        An exemption from DWT is available on dividend payments made to certain non-Irish tax resident shareholders ("Exempt Non-Resident Shareholders"). Exempt Non-Resident Shareholders must be resident in a Relevant Territory (i.e. a country with which Ireland has a double tax treaty), which includes the United States and member states of the European Union (other than Ireland). Exempt Non-Resident Shareholders include:

  •
  individual shareholders (not being a company) who are not tax resident in Ireland and who are resident for the purposes of tax in a Relevant Territory;

  •
  corporate shareholders resident for the purposes of tax in a Relevant Territory and which are not controlled (directly or indirectly) by Irish tax residents;

  •
  corporate shareholders that are not resident in Ireland for the purposes of tax, which are under the direct or indirect control of persons who are resident for the purposes of tax in a Relevant Territory and are not under the ultimate control of persons not resident in a Relevant Territory; or

  •
  corporate shareholders, that are not resident for tax purposes in Ireland, the principal class of shares of which (or of its 75% parent or where wholly owned by two or more companies, each such company) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance (which includes the New York Stock Exchange), and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding "U.S. resident shareholders"), the Exempt Non-Resident Shareholder has provided a relevant DWT declaration, as prescribed by the Irish Revenue Commissioners, to his or her broker before the record date for the dividend, and the relevant information is further transmitted to the Company (in the case of shares held through the Depository Trust Company ("DTC")) or to our transfer agent (in the case of shares held outside of the DTC).

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

  Irish resident shareholders

        Irish tax resident or ordinarily resident individual shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company (with some limited exemptions). Irish tax resident individual shareholders will be allowed a tax credit for the amount of DWT suffered on the dividend against their Irish income tax charge on the dividend income. Irish tax resident corporate shareholders will generally be entitled to claim an exemption from DWT.

        Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant DWT declaration form, as prescribed by the Irish Revenue Commissioners, and provide the declaration form to their brokers before the record date for the first dividend to which they are entitled (in the case of shares held through the DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of the DTC).

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

  Irish resident individuals/companies

        A disposal of our shares by an Irish tax resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. Any such gain or loss must be calculated in euro. The rate of capital gains tax in Ireland is currently 33%. Depending on the individual circumstances, unutilized capital losses from other sources may be available to reduce gains realized on the disposal of our shares.

        A holder of our shares who is an Irish tax resident individual and becomes temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Irish capital acquisitions tax

        On a gift or inheritance of our shares, Irish capital acquisitions tax ("CAT"), will arise where either the disponer and/or the recipient is tax resident or ordinary resident in Ireland. Special rules with regard to residence apply where an individual is not domiciled in Ireland. Where both the disponer and the recipient are not Irish tax resident or ordinary resident, Irish CAT may still arise on a gift or inheritance of shares in the Company, if they are deemed to be situated in Ireland at the time. The current rate of Irish CAT for gifts and inheritances is 33% and there are various thresholds which apply before CAT becomes applicable.

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

        If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and activities of the partnership. Partnerships holding shares and partners therein should consult their own tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the shares.

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

Sale or disposition of ordinary shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that AerCap is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. Under current law, the maximum long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Potential application of PFIC provisions

        We do not believe we will be classified as a PFIC for 2016. We cannot yet make a determination as to whether we will be classified as a PFIC for 2017 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is "passive income"; or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the mark-to-market election and the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on "excess distributions" received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder's holding period; (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year; and (iii) the amount allocated to each previous tax year (other than any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

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

        Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a qualified electing fund ("QEF") election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains; and (ii) as long-term capital gains, its pro rata share of our net capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder's basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder's timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

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

        As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S. federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of its ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their own tax advisors about the advisability of making a QEF election, protective QEF election and deferred payment election.

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

        We urge prospective purchasers of ordinary shares to consult their own tax advisors concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.

Additional tax on net investment income

        Certain U.S. Holders that are individuals, trusts or estates may be subject to a 3.8% tax, in addition to otherwise applicable U.S. federal income tax, on the lesser of (i) the U.S. Holder's "net investment income" (or undistributed "net investment income," in the case of a trust or estate) for the relevant taxable year; and (ii) the excess of the U.S. Holder's modified adjusted gross income (or adjusted gross income, in the case of a trust or estate) for the relevant taxable year above a certain threshold (which in the case of an individual ranges from $125,000 to $250,000, depending on the individual's circumstances). A U.S. Holder's "net investment income" generally includes, among other things, dividend income on and capital gain from the disposition of shares, subject to certain exceptions. Holders should consult their own tax advisors regarding the applicability of this tax to the ordinary shares.

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

        The above discussion is a general summary. It does not cover all tax matters that may be of importance to particular investors. All prospective investors are strongly urged to consult their own tax advisors about the tax consequences of an investment in our ordinary shares.

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

        All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register in Amsterdam, the Netherlands. Our net income for the year ended December 31, 2015 and our shareholders' equity as of December 31, 2015 as set forth in our annual statutory accounts were $1,078.5 million and $8,118.6 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

        The following discussion should be read in conjunction with Note 13—Derivative assets and liabilities and Note16—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.

Interest rate risk

        Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.

        We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

        The principal amount of our outstanding floating rate debt was approximately $8.1 billion, or approximately 30% of the total principal amount of our outstanding indebtedness as of December 31, 2016. If interest rates were to increase by 1%, we would expect an average increase in interest expense on our floating rate indebtedness of approximately $30 million to $35 million per year, including the offsetting benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest earning cash balances. A decrease in interest rates would result in a decrease in our interest expense, which would be partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

        The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2016. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2017	2018	2019	2020	2021	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate caps
Average notional amounts	$3,105.2	$2,420.5	$1,732.4	$1,086.5	$706.4	$192.7	$30.4
Weighted average strike rate	2.2%	2.3%	2.2%	2.2%	2.2%	2.0%

	2017	2018	2019	2020	2021	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate swaps
Average notional amounts	$409.1	$379.3	$349.5	$320.9	$—	$—	$6.8
Weighted average pay rate	1.1%	1.1%	1.1%	1.1%	—%	—%

        The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.

        Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

Disclosure controls and procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, has evaluated, as of December 31, 2016, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation report of the registered public accounting firm

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2016 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in internal control over financial reporting

        There were no changes in AerCap's internal controls over financial reporting during the year of 2016 that materially affected, or were reasonably likely to materially affect, the effectiveness of the internal controls over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that James (Jim) Chapman and Marius Jonkhart are "audit committee financial experts", as that term is defined by SEC rules. All members of the Audit Committee are "independent", as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Ethics

        Our Board of Directors has adopted our Code of Conduct, a code that applies to the members of our Board of Directors, including its Chairman, our officers and employees, including the Chief Financial Officer and the Chief Accounting Officer. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services

        Our auditors charged the following fees for professional services rendered for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(U.S. dollar amounts in thousands)
Audit fees	$5,099	$7,731
Audit-related fees	36	22
Tax fees	737	1,494
All other fees	131	326

Total	$6,003	$9,573

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2016:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. dollar amounts in millions)(a)
January 2016	—	$—	—	$—
February 2016	1,593,768	34.15	1,593,768	345.6
March 2016	3,821,112	37.47	3,821,112	202.4
April 2016	2,073,209	39.43	2,073,209	120.7
May 2016	3,101,053	38.32	3,101,053	251.9
June 2016	2,530,264	36.53	2,530,264	159.4
July 2016	1,851,495	35.52	1,851,495	93.6
August 2016	2,026,452	38.39	2,026,452	265.8
September 2016	2,334,879	38.90	2,334,879	175.0
October 2016	1,473,000	40.07	1,473,000	116.0
November 2016	2,073,900	43.39	2,073,900	276.0
December 2016	2,133,846	43.12	2,133,846	184.0

Total	25,012,978	$38.62	25,012,978	$184.0

(a)
In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. We completed this share repurchase program on June 1, 2016.

In May 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through September 30, 2016. We completed this share repurchase program on September 7, 2016.

In August 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2016. We completed this share repurchase program on December 8, 2016.

In November 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. We completed this share repurchase program on March 6, 2017.

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

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        Please refer to pages F-1 through F-112 of this annual report.

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
2.8
First Supplemental Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of June 15, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee (filed as an exhibit to our Registration Statement on Form F-4, File No. 333-182169-01 and incorporated herein by reference)
2.9
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.10
Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between AerCap Holdings N.V. and Waha AC Coöperatief U.A.(filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.11
Five-Year Revolving Credit Agreement dated as of December 16, 2013, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors Party thereto and American International Group, Inc. (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.12
Guarantee Assumption Agreement to the Five-Year Revolving Credit Agreement, dated as of May 14, 2014, by each of the Additional Subsidiary Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.13
Amended and Restated Credit Agreement, dated as of March 11, 2014, among AerCap Holdings N.V., AerCap Ireland Capital Limited, AerCap Aviation Solutions B.V., AerCap Ireland Limited, the lending institutions party thereto and Citibank, N.A., as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.14
First Amendment to the Amended and Restated Credit Agreement, dated as of March 16, 2015, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.15
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
2.16
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

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
2.18
Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.19
Third Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.20
Fourth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.21
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.22
Sixth Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)
2.23
Seventh Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)
2.24
Eighth Supplemental Indenture, dated as of October 21, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 22, 2015 and incorporated herein by reference)
2.25
Ninth Supplemental Indenture, dated as of May 23, 2016, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on May 23, 2016 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.26	Tenth Supplemental Indenture, dated as of January 26, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 26, 2017 and incorporated herein by reference)
2.27
Eleventh Supplemental Indenture, dated as of January 26, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 26, 2017 and incorporated herein by reference)
2.28
Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch (filed as an exhibit to our Form 6-K on September 5, 2014 and incorporated herein by reference)
2.29
Registration Agreement, dated as of December 1, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Deutsche Bank Securities Inc., Citibank N.A., London Branch, Deutsche Bank AG, London Branch, and UBS AG, London Branch (filed as an exhibit to our Form 6-K on December 3, 2014 and incorporated herein by reference)
2.30
Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (successor to Continental Bank, National Association) (filed as an exhibit to the ILFC Registration Statement No. 33-43698 and incorporated herein by reference)
2.31
First Supplemental Indenture, dated as of November 1, 2000, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
2.32
Second Supplemental Indenture, dated as of February 28, 2001, to the indenture between ILFC and U.S. Bank Trust National Association (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference)
2.33
Third Supplemental Indenture, dated as of September 26, 2001, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)
2.34
Fourth Supplemental Indenture, dated as of November 6, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
2.35
Fifth Supplemental Indenture, dated as of December 27, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.36	Sixth Supplemental Indenture, dated as of June 2, 2003, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)
2.37
Seventh Supplemental Indenture, dated as of October 8, 2004, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on October 14, 2004 and incorporated herein by reference)
2.38
Eighth Supplemental Indenture, dated as of October 5, 2005, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)
2.39
Ninth Supplemental Indenture, dated as of October 5, 2006, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
2.40
Tenth Supplemental Indenture, dated as of October 9, 2007, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
2.41
Eleventh Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.42	Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as an exhibit to the ILFC Registration Statement No. 333-49566 and incorporated herein by reference)
2.43
First Supplemental Indenture, dated as of August 16, 2002 to the Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as Exhibit 4.2 to the ILFC Registration Statement No. 333-100340 and incorporated herein by reference)
2.44
Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 2000, between ILFC and Bank of New York, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.45
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)
2.46
First Supplemental Indenture, dated as of August 20, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.47
Second Supplemental Indenture, dated as of December 7, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.48	Third Supplemental Indenture, dated as of May 24, 2011, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011, and incorporated herein by reference)
2.49
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.50
Fifth Supplemental Indenture, dated as of March 19, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.51
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.52
Seventh Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.53
Eighth Supplemental Indenture, dated as of May 24, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2013 and incorporated herein by reference)
2.54
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.55
Officers' Certificate, dated as of August 20, 2010, establishing the terms of the 8.875% senior notes due 2017 (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.56
Officers' Certificate, dated as of December 7, 2010, establishing the terms of the 8.25% senior notes due 2020 (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.57
Officers' Certificate, dated as of May 24, 2011, establishing the terms of the 5.75% senior notes due 2016 and the 6.25% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011 and incorporated herein by reference)
2.58
Officers' Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.59
Officers' Certificate, dated as of March 19, 2012, establishing the terms of the 4.875% senior notes due 2015 and the 5.875% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.60
Officers' Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.61	Officers' Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.62
Indenture, dated as of March 22, 2010, among ILFC, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Security Registrar and Authentication Agent (filed as an exhibit to the ILFC Form 8-K filed on March 24, 2010 and incorporated herein by reference)
2.63
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated March 22, 2010, by and among ILFC, AerCap Global Aviation Trust, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.64
Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.65
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
2.70	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.71	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.72
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

Exhibit Number	Description of Exhibit
2.73	Deed of Amendment, dated as of May 8, 2013, relating to Aircraft Facility Agreement, dated as of May 18, 2004, among Bank of Scotland, as security trustee and agent, the financial institutions listed therein, Whitney Leasing Limited, as borrower, Aircraft SPC-12 Inc., as borrower parent, and ILFC, as guarantor and subordinated lender (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.74
Deed of Amendment, Consent and Guarantee, dated as of April 17, 2014, relating to the Facility Agreement, dated as of May 18, 2004, among Bank of Scotland PLC, as security trustee and agent, Whitney Leasing Limited and Sierra Leasing Limited, as borrowers, Aircraft SPC-12, Inc. and Aircraft SPC-9, Inc., as borrower parents, ILFC, as guarantor and subordinated lender, and the companies named therein as new guarantors (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.75
Deed of Amendment and Release dated as of February 26, 2015 among Bank of Scotland PLC, as security trustee and agent, Whitney Leasing Limited and Sierra Leasing Limited as borrowers, Aircraft SPC-12, LLC and Aircraft SPC-9, LLC, as borrower parents, ILFC and AerCap Global Aviation Trust, as guarantors and subordinated lenders, and the companies named therein as guarantors (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.76
Aircraft Mortgage and Security Agreement and Guaranty, dated as of August 11, 2010, among ILFC, ILFC Ireland Limited, ILFC (Bermuda) III, Ltd., the additional grantors referred to therein, and Wells Fargo Bank Northwest, National Association, entered into in connection with the Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2010 and incorporated herein by reference)
2.77
Term Loan Credit Agreement, dated as of March 30, 2011, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., and Ballysky Aircraft Ireland Limited, as obligors, the lenders identified therein, Citibank N.A., as administrative agent and collateral agent, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as joint lead structuring agents and joint lead placement agents, and BNP Paribas, as joint placement agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.78
First Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.79
Second Amendment to Term Loan Credit Agreement, dated as of March 31, 2015, among Temescal Aircraft LLC (as successor to Temescal Aircraft Inc.), as borrower, Park Topanga Aircraft LLC (as successor to Park Topanga Aircraft Inc.), Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the Guarantors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.80	Third Amendment to Term Loan Credit Agreement, dated as of February 9, 2017, among Temescal Aircraft LLC (as successor to Temescal Aircraft Inc.), as borrower, Park Topanga Aircraft LLC (as successor to Park Topanga Aircraft Inc.), Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the Guarantors identified therein, and Citibank N.A., as collateral agent and administrative agent
2.81
Aircraft Mortgage and Security Agreement, dated as of March 30, 2011, among Park Topanga Aircraft Inc., Temescal Aircraft Inc., Ballysky Aircraft Ireland Limited, Charmlee Aircraft Inc., the additional grantors referred to therein, and Citibank, N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.82
Incremental Lender Assumption Agreement, dated as of April 21, 2011, among Temescal Aircraft Inc., ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, KfW IPEX-Bank GmbH, as the incremental lender, and Citibank, N.A., as administrative agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.83
Term Loan Credit Agreement, dated as of February 23, 2012, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., and Flying Fortress Ireland Leasing Limited, as obligors, the lenders identified therein, Bank of America, N.A., as administrative agent and collateral agent, and Deutsche Bank Securities Inc., as syndication agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.84
First Amendment to Credit Agreement, dated as of April 5, 2013, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc. and Flying Fortress Ireland Leasing Limited, as the borrower parties, the Consenting Lenders named therein, the New Lenders named therein and Bank of America, N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.85
Second Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.86
Third Amendment to Term Loan Credit Agreement, dated as of May 6, 2015, among Flying Fortress Holdings, LLC (as successor to Flying Fortress, Inc.), as borrower, ILFC, Flying Fortress Financing, LLC, Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
2.87
Fourth Amendment to Term Loan Credit Agreement, dated as of December 21, 2016, among Flying Fortress Holdings, LLC (as successor to Flying Fortress, Inc.), as borrower, ILFC, Flying Fortress Financing, LLC, Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent

Exhibit Number	Description of Exhibit
2.88	Term Loan Security Agreement, dated as of February 23, 2012, among Flying Fortress Financing Inc., Flying Fortress Inc., Flying Fortress Ireland Leasing Limited, Flying Fortress US Leasing Inc., and the additional grantors referred to therein, as grantors, and Bank of America N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.89
Term Loan Credit Agreement, dated as of March 6, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., and Artemis (Delos) Limited as obligors, the lenders identified therein, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.90
First Amendment to Term Loan Credit Agreement, dated as of April 3, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.91
Second Amendment to Term Loan Credit Agreement, dated as of January 19, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent
2.92
Term Loan Security Agreement, dated as of March 6, 2014, among Hyperion Aircraft Limited, Delos Aircraft Limited, Delos Finance S.À.R.L., Artemis (Delos) Limited, Apollo Aircraft Inc., and the additional grantors referred to therein as grantors, and Deutsche Bank AG New York Branch, as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.93	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)
2.94
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

Exhibit Number	Description of Exhibit
4.4	Share Purchase Agreement, dated as of December 16, 2013, among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
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
(1) Consolidated Balance Sheets as of December 31, 2016 and 2015
(2) Consolidated Income Statements for the Years Ended December 31, 2016, 2015 and 2014
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2016, 2015 and 2014
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014
(5) Consolidated Statements of Equity for the Years Ended December 31, 2016, 2015 and 2014

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY Aengus Kelly Chief Executive Officer

Date: March 20, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows, and equity present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, March 20, 2017

PricewaterhouseCoopers Accountants N.V.

/s/ W.J. van der Molen RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2016 and 2015

		As of December 31,
	Note	2016	2015
		(U.S. dollar amounts in thousands, except share data)
Assets
Cash and cash equivalents		$2,035,447	$2,403,098
Restricted cash	5	329,180	419,447
Trade receivables		64,923	106,794
Flight equipment held for operating leases, net	6	31,501,973	32,219,494
Maintenance rights intangible and lease premium, net	8	2,167,925	3,139,045
Flight equipment held for sale	9	107,392	71,055
Net investment in finance and sales-type leases	7	755,882	469,198
Prepayments on flight equipment	30	3,265,979	3,300,426
Other intangibles, net	10	397,101	461,006
Deferred income tax assets	17	215,445	161,193
Other assets	11	779,206	998,743

Total Assets		$41,620,453	$43,749,499

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	14	$1,132,536	$1,239,199
Accrued maintenance liability	15	2,750,576	3,185,794
Lessee deposit liability		859,099	891,454
Debt	16	27,716,999	29,641,863
Deferred income tax liabilities	17	578,979	365,380
Commitments and contingencies	30

Total Liabilities		33,038,189	35,323,690
Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of December 31, 2016 and 2015; 187,847,345 and 203,411,207 ordinary shares issued and 176,247,154 and 200,342,204 ordinary shares outstanding (including 3,426,810 and 3,030,724 unvested restricted stock) as of December 31, 2016 and 2015, respectively	18, 27	2,282	2,457
Additional paid-in capital	18	4,505,019	5,026,993
Treasury shares, at cost (11,600,191 and 3,069,003 ordinary shares as of December 31, 2016 and 2015, respectively)	18	(490,092)	(146,312)
Accumulated other comprehensive loss	18	(1,769)	(6,307)
Accumulated retained earnings	18	4,509,007	3,472,132

Total AerCap Holdings N.V. shareholders' equity		8,524,447	8,348,963
Non-controlling interest	18	57,817	76,846

Total Equity		8,582,264	8,425,809

Total Liabilities and Equity		$41,620,453	$43,749,499

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$118,297	$185,969
Flight equipment held for operating leases, net		3,016,373	3,094,295
Assets other than restricted cash and flight equipment held for operating leases, net		50,665	114,134
Accrued maintenance liability		$175,604	$232,704
Debt		1,313,807	1,548,877
Liabilities other than accrued maintenance liability and debt		107,207	114,994

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2016, 2015 and 2014

		Year Ended December 31,
	Note	2016	2015	2014
		(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue	21, 24	$4,867,623	$4,991,551	$3,449,571
Net gain on sale of assets		138,522	183,328	37,497
Other income	23	145,986	112,676	104,491

Total Revenues and other income		5,152,131	5,287,555	3,591,559
Expenses
Depreciation and amortization	6, 10	1,791,336	1,843,003	1,282,228
Asset impairment	25	81,607	16,335	21,828
Interest expense	16	1,091,861	1,099,884	780,349
Leasing expenses		582,530	522,413	141,572
Transaction, integration and restructuring related expenses	4, 26	53,389	58,913	148,792
Selling, general and administrative expenses	19, 20, 22	351,012	381,308	299,892

Total Expenses		3,951,735	3,921,856	2,674,661

Income before income taxes and income of investments accounted for under the equity method		1,200,396	1,365,699	916,898
Provision for income taxes	17	(173,496)	(189,805)	(137,373)
Equity in net earnings of investments accounted for under the equity method		12,616	1,278	28,973

Net income		$1,039,516	$1,177,172	$808,498
Net loss attributable to non-controlling interest		7,114	1,558	1,949

Net income attributable to AerCap Holdings N.V.		$1,046,630	$1,178,730	$810,447

Basic earnings per share	27	$5.64	$5.78	$4.61
Diluted earnings per share	27	$5.52	$5.72	$4.54
Weighted average shares outstanding—basic		185,514,370	203,850,828	175,912,662
Weighted average shares outstanding—diluted		189,682,036	206,224,135	178,684,989

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2016, 2015 and 2014

	Year Ended December 31,
	2016	2015	2014
	(U.S. dollar amounts in thousands)
Net income attributable to AerCap Holdings N.V.	$1,046,630	$1,178,730	$810,447

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 13), net of tax of $(856), $(47) and $(649), respectively, and net of reclassification adjustments(a)	5,990	338	4,542
Actuarial (loss) gain on pension obligations, (Note 20), net of tax of $200, $(4) and $(81), respectively	(1,452)	250	(1,547)

Total other comprehensive income	4,538	588	2,995

Total comprehensive income attributable to AerCap Holdings N.V.	$1,051,168	$1,179,318	$813,442

(a)
During the years ended December 31, 2016 or 2015, we did not reclassify any amounts from AOCI to our Consolidated Income Statements. During the year ended December 31, 2014, we reclassified $3.1 million from AOCI to interest expense in our Consolidated Income Statement.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016, 2015 and 2014

	Year Ended December 31,
	2016	2015	2014
	(U.S. dollar amounts in thousands)
Net income	$1,039,516	$1,177,172	$808,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,791,336	1,843,003	1,282,228
Asset impairment	81,607	16,335	21,828
Amortization of debt issuance costs and debt discount	55,768	45,582	86,184
Amortization of lease premium intangibles	19,836	23,042	17,967
Amortization of fair value adjustments on debt	(335,998)	(442,972)	(330,924)
Accretion of fair value adjustments on deposits and maintenance liabilities	55,210	76,246	71,806
Maintenance rights write off(a)	652,111	628,643	130,806
Maintenance liability release to income	(421,332)	(243,809)	(92,296)
Net gain on sale of assets	(138,522)	(183,328)	(37,497)
Deferred income taxes	161,340	110,353	115,859
Restructuring related expenses	33,588	49,311	—
Other	121,700	90,074	102,139
Changes in operating assets and liabilities:
Trade receivables	40,065	48,468	102,547
Other assets	257,190	88,418	12,704
Accounts payable, accrued expenses and other liabilities	(32,183)	33,502	21,825

Net cash provided by operating activities	3,381,232	3,360,040	2,313,674
Purchase of flight equipment	(2,892,731)	(2,772,110)	(2,088,444)
Proceeds from sale or disposal of assets	2,366,242	1,568,235	569,633
Prepayments on flight equipment	(947,419)	(791,546)	(458,174)
Acquisition of ILFC, net of cash acquired	—	—	(195,311)
Collections of finance and sales-type leases	74,207	54,975	40,983
Movement in restricted cash	90,267	297,941	282,523
Other	(21,678)	(73,400) (b)	—

Net cash used in investing activities	(1,331,112)	(1,715,905)	(1,848,790)
Issuance of debt	3,642,166	3,913,840	5,411,602
Repayment of debt	(5,213,724)	(4,043,743)	(4,826,775)
Debt issuance costs paid	(34,687)	(49,417)	(134,963)
Maintenance payments received	794,711	776,488	561,558
Maintenance payments returned	(505,407)	(558,477)	(286,041)
Security deposits received	201,970	171,408	107,332
Security deposits returned	(270,575)	(144,445)	(98,656)
Dividend paid to non-controlling interest holders	(10,501)	—	—
Repurchase of shares and tax withholdings on share-based compensation	(1,021,119)	(793,945) (c)	—

Net cash (used in) provided by financing activities	(2,417,166)	(728,291)	734,057

Net (decrease) increase in cash and cash equivalents	(367,046)	915,844	1,198,941
Effect of exchange rate changes	(605)	(3,115)	(4,086)
Cash and cash equivalents at beginning of period	2,403,098	1,490,369	295,514

Cash and cash equivalents at end of period	$2,035,447	$2,403,098	$1,490,369

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2016, 2015 and 2014

	Year Ended December 31,
	2016	2015	2014
	(U.S. dollar amounts in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,339,095	$1,409,860	$1,103,512
Income taxes paid, net	61,834	20,178	37,630

(a)
Maintenance rights write off consisted of the following:

EOL and MR contract maintenance rights expense	$381,637	$348,366	$54,507
EOL contract maintenance rights write off due to cash receipt	96,503	118,438	27,570
MR contract maintenance rights write off due to maintenance liability release	173,971	161,839	48,729

Maintenance rights write off	$652,111	$628,643	$130,806

(b)
Relates to the settlement of three asset value guarantees during the year ended December 31, 2015. Refer to Note 30—Commitments and contingencies.

(c)
Includes the Share Repurchase from AIG and $11.2 million of related expenses. Refer to Note 18—Equity and Note 29—Related party transactions for further details.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2016, 2015 and 2014

Non-Cash Investing and Financing Activities

Year ended December 31, 2016:

  Flight equipment held for operating leases in the amount of $442.2 million was reclassified to net investment in finance and sales-type leases.

  Flight equipment held for operating leases in the amount of $87.8 million was reclassified to inventory, which is included in other assets.

  Net investment in finance and sales-type leases in the amount of $18.4 million was reclassified to flight equipment held for operating leases.

  Accrued maintenance liability in the amount of $341.2 million was settled with buyers upon sale or disposal of assets.

Year ended December 31, 2015:

  Flight equipment in the amount of $152.2 million was reclassified to net investment in finance and sales-type leases.

  Flight equipment in the amount of $49.6 million was reclassified to inventory, which is included in other assets.

  Accrued maintenance liability in the amount of $49.1 million was settled with buyers upon sale or disposal of assets.

Year ended December 31, 2014:

  Flight equipment in the amount of $108.3 million was reclassified to net investment in finance and sales-type leases.

  Flight equipment in the amount of $51.6 million was reclassified to inventory, which is included in other assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2016, 2015 and 2014

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders' equity
	(U.S. dollar amounts in thousands, except share data)
Balance as of December 31, 2013	113,783,799	$1,199	$934,024	$—	$(9,890)	$1,500,039	$2,425,372
ILFC Transaction	97,560,976	1,347	4,556,294	—	—	—	4,557,641
Dividends paid	—	—	—	—	—	—	—
Share-based compensation	—	—	68,152	—	—	—	68,152
Ordinary shares issued, net of tax withholdings	973,516	13	(843)	—	—	—	(830)
Total other comprehensive income (loss)	—	—	—	—	2,995	810,447	813,442

Balance as of December 31, 2014	212,318,291	$2,559	$5,557,627	$—	$(6,895)	$2,310,486	$7,863,777
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(761,228)	—	—	(761,228)
Share cancellation	(9,698,588)	(111)	(474,467)	474,578	—	—	—
Share-based compensation	—	—	100,162	—	—	—	100,162
Ordinary shares issued, net of tax withholdings	791,504	9	(156,329)	140,338	—	(17,084)	(33,066)
Total other comprehensive income (loss)	—	—	—	—	588	1,178,730	1,179,318

Balance as of December 31, 2015	203,411,207	$2,457	$5,026,993	$(146,312)	$(6,307)	$3,472,132	$8,348,963
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(965,982)	—	—	(965,982)
Share cancellation	(15,563,862)	(175)	(577,967)	578,142	—	—	—
Share-based compensation	—	—	102,843	—	—	—	102,843
Ordinary shares issued, net of tax withholdings	—	—	(46,850)	44,060	—	(9,755)	(12,545)
Total other comprehensive income (loss)	—	—	—	—	4,538	1,046,630	1,051,168

Balance as of December 31, 2016	187,847,345	$2,282	$4,505,019	$(490,092)	$(1,769)	$4,509,007	$8,524,447

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2016, 2015 and 2014

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	(U.S. dollar amounts in thousands, except share data)
Balance as of December 31, 2013	$2,425,372	$3,860	$2,429,232
ILFC Transaction	4,557,641	77,047	4,634,688
Dividends paid	—	(187)	(187)
Share-based compensation	68,152	—	68,152
Ordinary shares issued, net of tax withholdings	(830)	—	(830)
Total other comprehensive income (loss)	813,442	(1,949)	811,493

Balance as of December 31, 2014	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(367)	(367)
Repurchase of shares	(761,228)	—	(761,228)
Share cancellation	—	—	—
Share-based compensation	100,162	—	100,162
Ordinary shares issued, net of tax withholdings	(33,066)	—	(33,066)
Total other comprehensive income (loss)	1,179,318	(1,558)	1,177,760

Balance as of December 31, 2015	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(11,915)	(11,915)
Repurchase of shares	(965,982)	—	(965,982)
Share cancellation	—	—	—
Share-based compensation	102,843	—	102,843
Ordinary shares issued, net of tax withholdings	(12,545)	—	(12,545)
Total other comprehensive income (loss)	1,051,168	(7,114)	1,044,054

Balance as of December 31, 2016	$8,524,447	$57,817	$8,582,264

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General

The Company

        We are an independent aircraft leasing company with total assets of $41.6 billion, primarily consisting of 1,022 owned aircraft as of December 31, 2016. Our ordinary shares are listed on the New York Stock Exchange (AER). Pursuant to our recent migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representative offices at the world's largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

        The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company ("naamloze vennootschap" or "N.V.") incorporated in the Netherlands on July 10, 2006.

ILFC Transaction

        On May 14, 2014, we successfully completed the ILFC Transaction, as further described in Note 4—ILFC Transaction.

AIG offering and the Share Repurchase from AIG

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase from AIG of 15,698,588 ordinary shares. On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares and has no designees on our Board of Directors.

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

2. Basis of presentation

General

        Our Consolidated Financial Statements are presented in accordance with U.S. GAAP.

        We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

        Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

2. Basis of presentation (Continued)

        Our Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

Use of estimates

        The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. We consider information available from professional appraisers, where possible, to support our estimates, particularly with respect to flight equipment. Actual results may differ from our estimates under different conditions, sometimes materially.

        During the years ended December 31, 2016, 2015 and 2014, we changed our estimates of useful lives and residual values of certain aircraft. The changes in estimates are a result of the current market conditions or other factors that have affected the useful lives and residual values for such aircraft. The effect for the years ended December 31, 2016, 2015 and 2014 was to reduce net income by $14.4 million, $35.8 million and $4.4 million, respectively, basic earnings per share by $0.08, $0.18 and $0.02, respectively, and diluted earnings per share by $0.08, $0.17 and $0.02, respectively.

3. Summary of significant accounting policies

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Restricted cash

        Restricted cash includes cash held by banks that is subject to withdrawal restrictions. Such amounts are typically restricted under secured debt agreements and can be used only to maintain the aircraft securing the debt and to provide debt service payments of principal and interest.

Trade receivables

        Trade receivables represent unpaid, current lessee obligations under existing lease contracts or receivables related to inventory sales. An allowance for credit losses on trade receivables is established when the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment. The allowance for credit losses is classified as leasing expenses in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Flight equipment held for operating leases, net

        Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the aircraft, which is generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally expensed unless the improvement increases the long-term value or extends the useful life of the flight equipment. The capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our flight equipment is generally 15% of estimated industry standard price, except where more relevant information indicates a different residual value is more appropriate.

        We periodically review the estimated useful lives and residual values of our flight equipment based on our knowledge of the industry, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an aircraft by aircraft basis, as necessary.

        On a quarterly basis, we perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Annually, we perform impairment assessments for all of our aircraft held for operating leases that are five years of age or older. The review of recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft (the "Asset Group"). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its fair value.

        Fair value reflects the present value of cash expected to be generated from the aircraft in the future, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends.

Capitalization of interest

        We capitalize interest on prepayments of forward order flight equipment and add such amount to prepayments on flight equipment. The amount of interest capitalized is the actual interest costs incurred on the debt specific to the prepayments, if any, or the amount of interest costs which could have been avoided in the absence of such prepayments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Net investment in finance and sales-type leases

        If a lease meets specific criteria under U.S. GAAP, we recognize the lease in net investment in finance and sales-type leases in our Consolidated Balance Sheets and de-recognize the aircraft from flight equipment held for operating leases. For finance and sales-type leases, we recognize the difference between the aircraft carrying value and the amount recognized in net investment in finance and sales-type leases in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment at expiration of the lease. The unearned income is recognized as lease revenue in our Consolidated Income Statements over the lease term, in a manner that produces a constant rate of return on the lease.

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated based on the period over which we expect to derive economic benefits from such assets.

Maintenance rights intangible and lease premium, net

        Maintenance rights intangible assets are recognized when we acquire aircraft subject to existing leases, primarily as a result of the ILFC Transaction. These intangible assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee.

        For EOL contracts, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset, we recognize the difference between these two amounts as maintenance rights expense upon lease termination. Maintenance rights expense is included in leasing expenses in our Consolidated Income Statements. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, we recognize the difference between these two amounts as lease revenue in our Consolidated Income Statements upon lease termination. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

        Lease premium assets represent the value of an acquired lease where the contractual rental payments are above the market rate. We amortize the lease premium assets on a straight-line basis over the term of the lease as a reduction of lease revenue in our Consolidated Income Statements.

Other definite-lived intangible assets

        Other definite-lived intangible assets primarily consist of customer relationships recorded at fair value on the Closing Date as a result of the ILFC Transaction. These intangible assets are amortized over the period which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization in our Consolidated Income Statements. We evaluate all definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Other assets

        Other assets consist of inventory, notes receivables, investments, derivative financial instruments, lease incentives, other tangible fixed assets, and straight-line rents, prepaid expenses and other receivables.

Inventory

        Inventory consists primarily of engine and airframe parts and rotable and consumable parts we sell through our subsidiary, AeroTurbine. We value our inventory at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft, or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

Notes receivables

        Notes receivables represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. An allowance for credit losses on notes receivables is established when the risk of non-recovery is probable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor's operating environment. The note receivable as a result of the ALS Transaction was recorded at fair value and was subsequently measured at amortized cost using the retrospective effective interest method.

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

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks. We recognize derivatives in our Consolidated Balance Sheets at fair value.

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

        When cash flow hedge accounting treatment is not applied, the changes in fair values related to interest rate related derivatives between periods are recognized in interest expense in our Consolidated Income Statements.

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

Other tangible fixed assets

        Other tangible fixed assets consist primarily of computer equipment, leasehold improvements and office furniture, and are valued at acquisition cost and depreciated at various rates over the asset's estimated useful life on a straight-line basis. Depreciation expense on other tangible fixed assets is recorded in depreciation and amortization in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Fair value measurements

        Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair value of flight equipment and definite-lived intangible assets on a non-recurring basis. See Note 31—Fair value measurements.

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

Guarantees

        We have potential obligations under guarantee contracts that we have entered into with third parties. See Note 30—Commitment and contingencies. We initially recognize guarantees at fair value. Subsequently, if it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The estimate of the loss is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.

Accrued maintenance liability

        Under our aircraft leases, the lessee is responsible for maintenance and repairs and other operating expenses related to the flight equipment during the term of the lease. In certain instances, such as when an aircraft is not subject to a lease, we may incur maintenance and repair expenses for our aircraft. Maintenance and repair expenses are recorded in leasing expenses in our Consolidated Income Statements, to the extent such expenses are incurred by us.

        We may be obligated to make additional payments to the lessee for maintenance related expenses, primarily related to usage of major life-limited components existing at the inception of the lease ("lessor maintenance contributions"). For all lease contracts, we expense planned major maintenance activities, such as lessor maintenance contributions, when incurred. The expense is recorded in leasing expenses in our Consolidated Income Statements. In the case we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

        For all lease contracts acquired as part of the ILFC Transaction, we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion amounts are recorded as increases to interest expense in our Consolidated Income Statements.

Debt and deferred debt issuance costs

        Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums, fair value adjustments and debt issuance costs, where applicable. The fair value adjustments reflect the application of the acquisition method of accounting to the debt assumed as part of the ILFC Transaction. We amortize the amount of discounts or premiums and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method. The coupon liability as a result of the ALS Transaction was recorded at fair value and was subsequently measured at amortized cost using the retrospective effective interest method.

Lessee security deposits

        For all lessee deposits assumed as part of the ILFC Transaction, we discounted the lessee security deposit amounts to their respective present values. We accrete the discounted security deposit amounts to their respective nominal values over the period we expect to refund the security deposits to each lessee, using the effective interest method, recognizing an increase in interest expense.

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

        Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate that existed at the inception of the lease; and any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are considered contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change.

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

        Revenue from net investment in finance and sales-type leases is included in lease revenue in our Consolidated Income Statements and is recognized using the interest method to produce a constant yield over the life of the lease.

        Most of our lease contracts require payment in advance. Rental payments received but unearned under these lease agreements are recorded as deferred revenue in our Consolidated Balance Sheets.

        Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses related to our flight equipment during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received sufficient maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

        Other income consists of interest income, management fees, lease termination penalties, inventory part sales and net gain on sale of equity investments accounted for under the equity method, insurance proceeds, and other miscellaneous activities. Income from secured loans, notes receivables and other interest bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Lease management fees are recognized as income as they accrue over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.

Pension

        We operate a defined benefit pension plan for our Dutch employees and some of our Irish employees. We recognize net periodic pension costs associated with these plans in selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded in AOCI. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we operate defined contribution plans for the employees who do not fall under the defined benefit pension plans. We recognize an expense for contributions to the defined contribution plans in selling, general and administrative expenses in the period the contributions are made.

Share-based compensation

        Certain employees receive AerCap share-based awards, consisting of restricted stock units and restricted stock. Share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date and is recognized on a straight-line basis over the requisite service period. Share-based compensation expense is classified in selling, general and administrative expenses in our Consolidated Income Statements.

Foreign currency

        Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time of the transaction. Receivables or payables denominated in foreign currencies are remeasured into U.S. dollars at the exchange rate at the balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements.

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

Recent accounting standards adopted during the year ended December 31, 2016:

Amendments to the consolidation analysis

        In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exemption from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

        We adopted the standard on its required effective date of January 1, 2016 and it did not have any effect on our Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Presentation of debt issuance costs

        In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. In August 2015, the FASB issued an accounting standard to clarify that entities are permitted to defer and present debt issuance costs related to line-of-credit arrangements as an asset, and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Upon adoption, the standards should be applied retrospectively to all prior periods presented in the financial statements.

        We adopted the standards on their required effective date of January 1, 2016. As a result, we have retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability in our Consolidated Balance Sheet as of December 31, 2015. We continue to present debt issuance costs related to our line-of-credit arrangements within other assets. The adoption of this standard did not have any effect on our Consolidated Income Statements or Consolidated Statements of Cash Flows.

Future application of accounting standards:

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

        This standard was originally scheduled to be effective for fiscal years beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Consolidated Financial Statements. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Inventory

        In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We do not expect the impact of this standard to be material to our Consolidated Balance Sheets and Consolidated Income Statements.

Lease accounting

        In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We do not expect the impact of this standard to be material to our Consolidated Balance Sheets and Consolidated Income Statements.

Stock compensation

        In March 2016, the FASB issued an accounting standard that requires entities to record all tax effects related to share-based awards in the income statement when the awards vest or are settled. The accounting standard also requires excess tax benefits to be recorded when they arise, subject to normal valuation allowance considerations. Excess tax benefits are to be reported as operating activities on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. We plan to adopt the standard on its required effective date of January 1, 2017. We do not expect the impact of this standard to be material to our Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

3. Summary of significant accounting policies (Continued)

Allowance for credit losses

        In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset's origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Consolidated Balance Sheets and Consolidated Income Statements.

Statement of cash flows

        In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishments costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period. The new standard must be adopted using the retrospective transition method. We plan to adopt the standard on its required effective date of January 1, 2018. We do not expect the impact of this standard to be material to our Consolidated Statements of Cash Flows.

Presentation of restricted cash in the statement of cash flows

        In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted in any interim or annual period, but any adjustments must be reflected as of the beginning of the fiscal year. The new standard must be adopted retrospectively. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Consolidated Statements of Cash Flows.

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

        The total consideration paid to AIG, excluding the special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap's closing price per share of $46.59 on May 14, 2014. On the Closing Date, immediately after completing the ILFC Transaction, all of ILFC's assets were transferred substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AICDC, a wholly-owned subsidiary of AerCap Ireland, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

        On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the Share Repurchase from AIG of 15,698,588 ordinary shares.

        On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares and has no designees on our Board of Directors.

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

	Year Ended December 31,
	2016	2015	2014
Severance and other compensation expenses	$—	$7,236	$54,600
Banking fees	—	—	45,740
Professional fees and other expenses	—	2,366	48,452

	$—	$9,602	$148,792

        The acquired business contributed total revenues and other income of $2,574.7 million and net income of $687.8 million to AerCap for the period beginning May 14, 2014 and ended December 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

4. ILFC Transaction (Continued)

        The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013:

Year Ended December 31, 2014
Total Revenues and other income	$5,212,900
Net income	952,778

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

5. Restricted cash

        Our restricted cash balance was $329.2 million and $419.4 million as of December 31, 2016 and 2015, respectively. It is primarily related to our ECA financings, our Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 16—Debt.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

6. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the years ended December 31, 2016 and 2015 were as follows:

	Year Ended December 31,
	2016	2015
Net book value at beginning of period	$32,219,494	$31,984,668
Additions	3,863,905	3,604,122
Depreciation	(1,753,574)	(1,803,125)
Impairment (Note 25)	(78,335)	(16,322)
AeroTurbine restructuring (Note 26)	(15,392)	(22,402)
Disposals/Transfers to held for sale	(2,246,825)	(1,325,626)
Transfers from held for sale	24,393	—
Transfers to net investment in finance and sales-type leases/inventory	(530,093)	(201,821)
Transfers from net investment in finance and sales-type leases	18,400	—

Net book value at end of period	$31,501,973	$32,219,494

Accumulated depreciation as of December 31, 2016 and 2015, respectively	$(5,086,611)	$(3,934,685)

7. Net investment in finance and sales-type leases

        Components of net investment in finance and sales-type leases as of December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016		2015
Future minimum lease payments to be received	$708,934		$533,879
Estimated residual values of leased flight equipment (unguaranteed)	321,739		164,123
Less: Unearned income	(274,791)		(228,804)

	$755,882		$469,198
Less: Allowance for credit losses	—	(a)	—

	$755,882		$469,198

(a)
During the year ended December 31, 2016, we recognized a direct write-off for credit losses on four finance leases of $11.1 million, which was recorded in leasing expenses in our Consolidated Income Statement.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

7. Net investment in finance and sales-type leases (Continued)

        As of December 31, 2016, future minimum lease payments to be received on finance and sales-type leases were as follows:

Future minimum lease payments to be received
2017	$137,388
2018	120,216
2019	106,209
2020	82,116
2021	67,271
Thereafter	195,734

$708,934

8. Maintenance rights intangible and lease premium, net

        Maintenance rights intangible and lease premium consisted of the following as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Maintenance rights intangible	$2,117,034	$3,068,318
Lease premium, net	50,891	70,727

	$2,167,925	$3,139,045

        Movements in maintenance rights intangible during the years ended December 31, 2016 and 2015 were as follows:

	Year Ended December 31,
	2016	2015
Maintenance rights intangible at beginning of period	$3,068,318	$3,812,259
EOL and MR contract maintenance rights expense	(381,637)	(348,366)
MR contract maintenance rights write off due to maintenance liability release	(173,971)	(161,839)
EOL contract maintenance rights write off due to cash receipt	(96,503)	(118,438)
EOL and MR contract intangible write off due to sale of aircraft	(284,411)	(115,298)
Transfer to other assets	(17,162)	—
Additions due to aircraft acquisitions	2,400	—

Maintenance rights intangible at end of period	$2,117,034	$3,068,318

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

8. Maintenance rights intangible and lease premium, net (Continued)

        The following tables present details of lease premium and related accumulated amortization as of December 31, 2016 and 2015:

	As of December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$94,959	$(44,068)	$50,891

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$107,140	$(36,413)	$70,727

        Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

        During the years ended December 31, 2016, 2015 and 2014, we recorded amortization expense for lease premium of $19.8 million, $23.0 million and $18.0 million, respectively.

        As of December 31, 2016, the estimated future amortization expense for lease premium was as follows:

Estimated amortization expense
2017	$13,633
2018	11,219
2019	10,466
2020	7,727
2021	5,394
Thereafter	2,452

$50,891

9. Flight equipment held for sale

        Generally, an aircraft is classified as held for sale when the sale is probable and is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.

        As of December 31, 2016, six aircraft and four engines met the held for sale criteria and were classified as flight equipment held for sale in our Consolidated Balance Sheet. As of December 31, 2015, we had five aircraft classified as flight equipment held for sale in our Consolidated Balance Sheet, and the sale of those aircraft closed during the first quarter of 2016.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

10. Other intangibles, net

        Other intangibles consisted of the following as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Goodwill	$58,094	$58,094
Customer relationships, net	304,294	325,471
Contractual vendor intangible assets	21,019	38,775
Tradename and other intangible assets, net	13,694	38,666

	$397,101	$461,006

        The following tables present details of customer relationships and tradename and other intangible assets and related accumulated amortization as of December 31, 2016 and 2015:

	As of December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(55,706)	$304,294
Tradename and other intangible assets	40,000	(26,306)	13,694

	$400,000	$(82,012)	$317,988

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(34,529)	$325,471
Tradename and other intangible assets	56,465	(17,799)	38,666

	$416,465	$(52,328)	$364,137

        During the years ended December 31, 2016, 2015 and 2014, we recorded amortization expense for customer relationships and tradename and other intangible assets of $31.9 million, $33.7 million and $21.3 million, respectively.

        During the years ended December 31, 2016 and 2015, we recognized impairment charges of $14.9 million and $24.8 million, respectively, of tradename and other intangible assets related to the downsizing of AeroTurbine. The amount was recorded in transaction, integration and restructuring related expenses in our Consolidated Income Statement. Please refer to Note 26—AeroTurbine restructuring for further details.

        During the years ended December 31, 2016 and 2015, we utilized $17.8 million and $8.8 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

10. Other intangibles, net (Continued)

        As of December 31, 2016, the estimated future amortization expense for customer relationships and tradename and other intangible assets was as follows:

Estimated amortization expense
2017	$31,177
2018	24,871
2019	21,176
2020	21,176
2021	21,176
Thereafter	198,412

$317,988

11. Other assets

        Other assets consisted of the following as of December 31, 2016 and 2015:

	As of December 31,
	2016		2015
Inventory	$52,673		$260,269
Debt issuance costs(a)	33,700		45,524
Lease incentives	177,128		162,277
Other receivables	188,759		174,841
Investments (Note 12)	118,783		114,711
Notes receivables	23,359	(b)(c)	116,197	(d)
Derivative assets (Note 13)	37,187		18,965
Other tangible fixed assets	36,427		20,845
Straight-line rents, prepaid expenses and other	111,190		85,114

	$779,206		$998,743

(a)
We retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015. We continue to present debt issuance costs related to our revolving credit facilities within other assets. Please refer to Note 3—Summary of significant accounting policies.

(b)
As of December 31, 2016, we did not have an allowance for credit losses on notes receivables and there was no activity recorded for credit losses during the year ended December 31, 2016.

(c)
In December 2016, the ALS Note Receivable was repaid. Please refer to Note 28—Variable Interest Entities for further details.

(d)
As of December 31, 2015, we did not have an allowance for credit losses on notes receivables. We recognized a $2.0 million provision, which was used upon termination of the related leases during the year ended December 31, 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

12. Investments

        Investments consisted of the following as of December 31, 2016 and 2015:

	Ownership as of December 31, 2016 (%)	As of December 31,
		2016	2015
Equity investment in unconsolidated joint venture (AerDragon)(a)	17	$60,124	$55,430
Equity investment in unconsolidated joint venture (AerLift)	39	45,087	47,352
Equity investment in unconsolidated joint venture (ACSAL)(a)	19	13,566	11,923
Other investments at cost	NA	6	6

		$118,783	$114,711

(a)
AerDragon and ACSAL are VIEs for which we are not the PB but do have significant influence. Therefore, they are accounted for under the equity method.

        Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $38.4 million and $34.4 million as of December 31, 2016 and 2015, respectively. Our equity investments in our unconsolidated joint ventures, AerDragon, AerLift and ACSAL, are accounted for under the equity method.

13. Derivative assets and liabilities

        We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

        As of December 31, 2016, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

        None of our derivatives that were outstanding as of December 31, 2016 were subject to master netting agreements, which would allow the netting of derivative assets and liabilities in the case of default under any one contract.

        Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2016 and 2015, we had cash collateral of $8.6 million and $4.5 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2016 or 2015.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

13. Derivative assets and liabilities (Continued)

        Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2016 and 2015:

	As of December 31,
	2016		2015
	Notional amount	Fair value	Notional amount	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$2,911,220	$30,362	$2,194,210	$18,965
Derivative assets designated as cash flow hedges:
Interest rate swaps	$425,612	$6,825	—	—

Total derivative assets		$37,187		$18,965

	As of December 31,
	2016		2015
	Notional amount	Fair value	Notional amount	Fair value
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	$—	$—	$23,223	$21

Total derivative liabilities		$—		$21

        We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$6,846	$385	$2,065
Reclassification of derivative loss to interest expense	—	—	3,126
Income tax effect	(856)	(47)	(649)

Net changes in cash flow hedges, net of tax	$5,990	$338	$4,542

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

13. Derivative assets and liabilities (Continued)

        The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2016, 2015 and 2014. We do not expect to reclassify amounts from AOCI to interest expense in our Consolidated Income Statement over the next 12 months.

	Year Ended December 31,
	2016	2015	2014
Loss (Gain)
Derivatives not designated as hedges:
Interest rate caps and swaps	$1,628	$18,118	$13,569
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	—	—	3,126

Effect from derivatives	$1,628	$18,118	$16,695

14. Accounts payable, accrued expenses and other liabilities

        Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Accounts payable and accrued expenses	$330,437	$417,892
Deferred revenue	463,090	463,167
Accrued interest	287,205	310,739
Guarantees (Note 30)	51,804	47,380
Derivative liabilities (Note 13)	—	21

	$1,132,536	$1,239,199

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15. Accrued maintenance liability

        Movements in accrued maintenance liability during the years ended December 31, 2016 and 2015 were as follows:

	Year Ended December 31,
	2016	2015
Accrued maintenance liability at beginning of period	$3,185,794	$3,194,365
Maintenance payments received	794,711	776,488
Maintenance payments returned	(505,407)	(558,477)
Release to income other than upon sale	(421,332)	(243,809)
Release to income upon sale	(341,161)	(49,077)
Lessor contribution, top ups and other	8,315	18,403
Interest accretion	26,563	47,901
Additions due to aircraft acquisitions	3,093	—

Accrued maintenance liability at end of period	$2,750,576	$3,185,794

16. Debt

        As of December 31, 2016, the principal amount of our outstanding indebtedness totaled $27.4 billion, which excluded fair value adjustments of $0.5 billion and debt issuance costs and debt discounts of $0.2 billion. As of December 31, 2016, our undrawn lines of credit were approximately $7.3 billion, subject to certain conditions, including compliance with certain financial covenants.

        As of December 31, 2016, we remained in compliance with the respective financial covenants across our various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

        The following table provides a summary of our indebtedness as of December 31, 2016 and 2015:

	As of December 31,
	2016						2015
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate(a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$7,670,000	$—	$7,670,000	6.96%	2017 - 2022	$9,220,000
AerCap Aviation Notes		300,000	—	300,000	6.38%	2017	300,000
AerCap Trust & AICDC Notes		6,399,864	—	6,399,864	4.25%	2017 - 2022	5,399,864
Asia revolving credit facility		600,000	600,000	—	—	2020	—
Citi revolving credit facility		3,000,000	3,000,000	—	—	2018	—
AIG revolving credit facility		500,000	500,000	—	—	2019	—
Other unsecured debt		—	—	—	—	NA	27,959
Fair value adjustment		NA	NA	430,348	NA	NA	671,687

TOTAL UNSECURED		18,469,864	4,100,000	14,800,212			15,619,510

Secured
Export credit facilities	85	1,722,376	—	1,722,376	2.52%	2017 - 2027	2,292,686
Senior Secured Notes	85	1,275,000	—	1,275,000	7.13%	2018	2,550,000
Institutional secured term loans & secured portfolio loans	221	6,484,123	1,455,500	5,028,623	3.16%	2020 - 2024	3,269,822
ALS II debt	26	17,746	—	17,746	2.55%	2038	210,557
AerFunding revolving credit facility	15	2,160,000	1,563,181	596,819	2.92%	2019	1,058,294
AeroTurbine revolving credit agreement(b)		200,000	75,000	125,000	3.27%	2019	321,603
Other secured debt	108	2,814,826	144,500	2,670,325	3.57%	2017 - 2034	2,745,423
Fair value adjustment		NA	NA	82,251	NA	NA	174,903

TOTAL SECURED		14,674,071	3,238,181	11,518,140			12,623,288

Subordinated
ECAPS subordinated notes		1,000,000	—	1,000,000	4.77%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		55,780	—	55,780	2.26%	2022	64,280
Fair value adjustment		NA	NA	(232)	NA	NA	(235)

TOTAL SUBORDINATED		1,555,780	—	1,555,548			1,564,045

Debt issuance costs and debt discounts		NA	NA	(156,901)	NA	NA	(164,980	)(c)

	540	$34,699,715	$7,338,181	$27,716,999			$29,641,863

(a)
The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs and debt discounts.

(b)
AeroTurbine's assets served as collateral for the AeroTurbine revolving credit agreement.

(c)
We retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015. See Note 3—Summary of significant accounting policies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

        As of December 31, 2016, all debt was guaranteed by us with the exception of the ALS II debt, the AerFunding revolving credit facility and the Glide Funding term loan facility. As of December 31, 2016, a further $209.5 million included in other secured debt was limited recourse in nature.

        Maturities of our debt financings (excluding fair value adjustments, debt issuance costs and debt discounts) as of December 31, 2016 were as follows:

Maturities of debt financing
2017	$3,755,193
2018	3,123,579
2019	4,616,811
2020	3,687,839
2021	4,952,852
Thereafter	7,225,259

$27,361,533

        During the years ended December 31, 2016, 2015 and 2014, we recorded amortization expense for debt issuance costs and debt discounts of $55.8 million, $45.6 million and $86.2 million, respectively. The unamortized debt issuance costs and debt discounts as of December 31, 2016 are expected to be amortized through 2045.

ILFC Legacy Notes

        As of December 31, 2016, we had an aggregate outstanding principal amount of senior unsecured notes of $7.7 billion issued by ILFC prior to the ILFC Transaction (the "ILFC Legacy Notes"). The ILFC Legacy Notes have maturities ranging through 2022. The fixed rate notes bear interest at rates ranging from 3.875% to 8.875%. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

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

AerCap Trust & AICDC Notes

        In May 2014, AerCap Trust and AICDC co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the "Acquisition Notes"). The proceeds from the offering were used to finance in part the consideration payable in connection with the ILFC Transaction.

        In September 2014, AerCap Trust and AICDC co-issued $800.0 million aggregate principal amount of 5.00% senior notes due 2021 (the "September 2014 Notes"). The proceeds from the offering were used for general corporate purposes.

        In June 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500.0 million of 4.25% notes due 2020 and $500.0 million of 4.625% notes due 2022 (collectively, the "June 2015 Notes"). The proceeds from the offering were used for general corporate purposes.

        In October 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020 (the "October 2015 Notes"). The proceeds from the offering were used for general corporate purposes.

        In May 2016, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 3.95% senior unsecured notes due 2022 (the "May 2016 Notes"). The proceeds from the offering were used for general corporate purposes.

        In January 2017, AerCap Trust and AICDC co-issued $600.0 million aggregate principal amount of 3.50% senior unsecured notes due 2022 (the "January 2017 Notes", and together with the Acquisition Notes, the September 2014 Notes, the June 2015 Notes, the October 2015 Notes and the May 2016 Notes, the "AGAT/AICDC Notes"). The proceeds from the offering were used for general corporate purposes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

        The AGAT/AICDC Notes are registered with the SEC. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. Except as described below, the AGAT/AICDC Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICDC Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable "make-whole" premium plus accrued and unpaid interest, if any, to the redemption date. The "make-whole" premium is the excess of:

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

        The indentures governing the AGAT/AICDC Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries', ability to (i) incur liens on assets; (ii) designate restricted subsidiaries as unrestricted subsidiaries or designate unrestricted subsidiaries; (iii) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; and, in certain cases, (iv) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; and (v) make investments in or transfer assets to unrestricted subsidiaries. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the AGAT/AICDC Notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

Asia revolving credit facility

        In December 2015, AerCap Holdings N.V. entered into a $575.0 million unsecured revolving and term loan agreement (the "Asia Revolver"). In June 2016, the facility was increased to $585.0 million. In October 2016, the facility was further increased to $600.0 million. The Asia Revolver is a five-year facility, split between a three-year revolving period followed by a two-year term loan. The interest rate for borrowings under the Asia Revolver is LIBOR plus a margin of 1.95% during the revolving period, with the margin increasing to 2.25% during the first year of the term loan and increasing to 2.50% during the second year of the term loan.

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

16. Debt (Continued)

        The Asia Revolver contains covenants customary for unsecured financings, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders' equity, a minimum fixed charges coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness.

Citi revolving credit facility

        In March 2014, AICDC entered into a $2.75 billion four-year senior unsecured revolving credit facility (the "Citi Revolver"), which became effective upon completion of the ILFC Transaction. The facility has an accordion feature permitting increases to a maximum size of $4.0 billion. The facility matures in 2018. The obligations under the Citi Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

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

        In February 2017, the facility was upsized to $3.745 billion and the maturity of the facility was extended to February 2021. The interest rates for borrowings under the Citi Revolver were reduced from a base rate or LIBOR plus a margin of 2.0% for drawn facilities to a margin of 1.50% and undrawn facility commitment fees of 0.375% to 0.25%.

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

AIG revolving credit facility

        In December 2013, AICDC entered into a $1.0 billion five-year senior unsecured revolving credit facility (the "AIG Revolver"), with AIG as lender and administrative agent, which became effective upon completion of the ILFC Transaction. The interest rate for borrowings under the facility is, at our option, either (i) LIBOR plus 3.75%; or (ii) 2.75% plus the greatest of (x) the U.S. federal funds rate plus 0.50%; (y) the rate of interest publicly announced from time to time by Citibank, N.A. as its "base rate"; and (z) one-month LIBOR plus 1.00%. The facility matures in May 2019. The obligations under the AIG Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

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

16. Debt (Continued)

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

Export credit facilities

        The net book value of aircraft pledged under the export credit facilities was approximately $3.6 billion as of December 31, 2016.

        The following table provides details regarding the terms of our outstanding export credit facilities:

	As of December 31, 2016
	Collateral (Number of aircraft)	Amount outstanding	Tranche	Weighted average interest rate	Maturity
2003 Airbus ECA facility	15	$140,723	Floating Rate	Three month LIBOR + 0.37%	2017 - 2020
2004 Airbus ECA facility	29	317,426	Floating Rate	Six month LIBOR + 1.42%	2017 - 2019
	8	96,256	Fixed Rate	4.02%	2018 - 2020
2008 Airbus ECA facility	4	88,195	Floating Rate	Three month LIBOR + 1.35%	2022
	12	339,717	Fixed Rate	2.64%	2021 - 2023
2009 Airbus ECA facility	2	36,608	Floating Rate	Three month LIBOR + 1.11%	2022
	3	54,482	Fixed Rate	4.21%	2021 - 2022
Airbus ECA capital markets facilities	3	110,290	Fixed Rate	3.60%	2021
Other Airbus ECA facilities	5	313,445	Fixed Rate	2.38%	2024 - 2027
2010 Ex-Im facilities	2	28,817	Fixed Rate	2.95%	2022
2012 Ex-Im capital markets facility	2	196,417	Fixed Rate	1.49%	2025

Total	85	$1,722,376

General

        The principal amounts under the export credit facilities amortize over ten- to 12-year terms. The export credit facilities require that SPEs controlled by the respective borrowers hold legal title to the financed aircraft. The export credit facilities obligations are secured by, among other things, a pledge of the shares of the SPEs.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

        The export credit facilities contain affirmative covenants customary for secured financings, in addition to customary events of default and restrictive covenants. The facilities also contain net worth financial covenants. As of December 31, 2016, AerCap was in compliance with its covenants under the export credit facilities.

        The obligations under export credit facilities are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries, as well as various export credit agencies.

Senior Secured Notes

        In August 2010, ILFC issued $3.9 billion of senior secured notes (the "Senior Secured Notes"), with $1.35 billion that matured in September 2014 and bore interest of 6.5%, $1.275 billion that matured in September 2016 and bore interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the indenture governing the Senior Secured Notes. ILFC also agreed to continue to be a co-obligor. We can redeem the Senior Secured Notes at any time prior to their maturity, subject to a penalty of the greater of 1.00% of the outstanding principal amount and a "make-whole" premium based on the relevant U.S. Treasury Rate plus 50 basis points. There is no sinking fund for the Senior Secured Notes.

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

        The indenture restricts our, and the subsidiary guarantors', ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets. The indenture also provides for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the Senior Secured Notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If any event of default occurs, any amount then outstanding under the Senior Secured Notes may immediately become due and payable.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

Institutional secured term loans & secured portfolio loans

Hyperion facility

        In March 2014, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $1.5 billion. In January 2017, AerCap extended the maturity of the Hyperion facility from March 2021 to October 2023 and reduced the margin above LIBOR from 2.75% to 2.25%. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by the equity interests in the borrower and certain SPE subsidiaries of the borrower. The SPEs hold title to 85 aircraft with an appraised value of approximately $2.46 billion as of December 31, 2016, representing a loan-to-value ratio of approximately 61%. The loan requires a loan-to-value ratio of no more than 70%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 70%.

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

Vancouver facility

        In February 2012, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $900.0 million. In April 2013, ILFC amended the agreement and simultaneously prepaid $150.0 million of the outstanding principal amount. In December 2016, we entered into an amendment to extend the maturity date from April 2020 to October 2022 and reduce the margin above LIBOR from 2.75% to 2.25%. The remaining outstanding principal amount of $750.0 million bears interest at an annual rate of LIBOR plus 2.25%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.25%. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by the equity interests in certain SPEs of the subsidiary borrower. As of December 31, 2016, the SPEs collectively own a portfolio of 51 aircraft with an appraised value of approximately $1.34 billion, equaling a loan-to-value ratio of approximately 56%. The loan requires a loan-to-value ratio of no more than 63%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 63%.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

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

Temescal facility

        In March 2011, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of December 31, 2016, approximately $880.4 million was outstanding. In February 2017, AerCap extended the maturity of the Temescal facility from March 2021 to March 2023 and reduced the margin above LIBOR from 2.00% to 1.95%. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by a portfolio of 52 aircraft and the equity interests in certain SPEs that own the pledged aircraft. As of the latest loan-to-value ratio determination date, the appraised value of the pledged aircraft was $1.67 billion, resulting in a loan-to-value ratio of approximately 56%. The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which was 58.5% as of the latest loan-to-value ratio determination date. The maximum loan-to value ratio declines over time, as set forth in the term loan agreement. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. As of December 31, 2016, we were in compliance with this ratio.

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

Glide Funding term loan facility

        Glide Funding Limited ("Glide Funding") is a SPE that is a wholly-owned subsidiary of AerCap Ireland. Glide Funding is a consolidated subsidiary formed for the purpose of acquiring and financing aircraft assets. In December 2015, Glide Funding entered into a non-recourse term loan credit facility in the aggregate amount of up to $500.0 million with a term of five years, which would be used to finance the acquisition of up to nine specified aircraft under the facility.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

        As of December 31, 2016, Glide Funding had $469.1 million of loans outstanding, relating to nine aircraft. Borrowings under the Glide Funding term loan facility bear interest at a rate equal to one-month LIBOR plus 1.60%. Principal may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the facility are required in certain circumstances, including upon removal of an aircraft from the facility, unless an acceptable substitute aircraft is added to the facility. The loan obligations are secured by, among other things, security interests in the equity ownership and beneficial interest in all of the subsidiaries of Glide Funding that own or lease its financed aircraft, and their interests in the leases of the financed aircraft.

        The facility contains customary covenants and events of default, including covenants that limit the ability of Glide Funding and its subsidiaries to incur additional indebtedness and create liens, to consolidate, merge or dispose of all or substantially all of their assets and to enter into transactions with affiliates.

Celtago facility

        Celtago Funding Limited ("Celtago") is a wholly-owned subsidiary of AerCap Ireland. Celtago was formed for the purpose of acquiring and financing aircraft assets. In December 2015, Celtago entered into a secured term loan agreement with lender commitments in the amount of $817.0 million, which is being used to finance 13 aircraft, with a maturity date of December 2024.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.50%, or, if applicable, a base rate plus a margin of 1.50%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Celtago's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2016, Celtago had $775.2 million of loans outstanding relating to 13 aircraft.

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

BlowfishFunding Facility

        Blowfish Funding B.V. ("Blowfish") is a wholly-owned subsidiary of AerCap B.V. Blowfish was formed for the purpose of financing aircraft assets. In April 2016, Blowfish entered into a new secured term loan agreement with lender commitments in the amount of $650 million, which will be used to finance nine aircraft. The loan has a maturity date of December 2022.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.65%, or, if applicable, a base rate plus a margin of 1.65%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Blowfish's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2016, Blowfish had $588.9 million of loans outstanding relating to eight aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

        The term loan facility contains customary covenants and events of default, including covenants that limit the ability of Blowfish and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors and Blowfish and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets or enter into transactions with affiliates.

Celtago II Facility

        Celtago II Funding Limited ("Celtago II") is a wholly-owned subsidiary of AerCap Ireland. Celtago II was formed for the purpose of acquiring and financing aircraft assets. In July 2016, Celtago II entered into a new secured term loan agreement with lender commitments in the amount of $684.0 million, which will be used to finance 13 aircraft. The loan has a maturity date of November 2022.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.75%, or, if applicable, a base rate plus a margin of 1.75%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Celtago II's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2016, Celtago II had $65.0 million of loans outstanding relating to two aircraft.

        The term loan facility contains customary covenants and events of default, including covenants that limit the ability of Celtago II and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors and Celtago II and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets or enter into transactions with affiliates.

Iridium Facility

        Iridium Funding Limited ("Iridium") is a wholly-owned subsidiary of AerCap Ireland. Iridium was formed for the purpose of acquiring and financing aircraft assets. In November 2016, Iridium entered a new secured term loan agreement with lender commitments in the amount of $595.0 million, which will be used to finance eight aircraft. The loan has a maturity date of May 2024.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.75%, or, if applicable, a base rate plus a margin of 1.75%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Iridium's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2016, there were no loans outstanding.

        The term loan facility contains customary covenants and events of default, including covenants that limit the ability of Iridium and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors and Iridium and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets or enter into transactions with affiliates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

ALS II debt

        In June 2008, we completed a securitization in which ALS II, a SPE formed for the purpose of the securitization, issued securitized class A-1 notes and class A-2 notes, representing interests in certain lease receivables, to holders who committed to advance funds in connection with the purchase of certain aircraft. As of December 31, 2016, the net book value of the 26 aircraft, which were pledged as collateral for the securitization debt, was $745.3 million. The ALS II senior Class A notes were repaid in full in January 2017.

AerFunding revolving credit facility

        AerFunding 1 Limited ("AerFunding") is a SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion. The facility was subsequently amended in 2010, 2011, 2013 and 2014.

        In December 2014, the facility was increased to $2.16 billion and was amended to allow for a three-year revolving period to December 2017, and a two-year term out period to December 2019. The maturity date of the AerFunding revolving credit facility is December 9, 2019.

        The net book value of aircraft pledged to lenders under the credit facility was $767.1 million as of December 31, 2016.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include Airbus A320 Family aircraft, Boeing 737-700, 800 and 900ER aircraft, Boeing 777 aircraft, Boeing 787 aircraft and Airbus A330 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire in December 2017.

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

16. Debt (Continued)

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

AeroTurbine revolving credit agreement

        In November 2014, AeroTurbine entered into an amended and restated credit facility providing for a maximum aggregate available amount of $550.0 million, subject to availability determined by a calculation utilizing AeroTurbine's aircraft assets and accounts receivable. In May 2016, the facility was reduced to a maximum aggregate available amount of $400.0 million. In August 2016, the facility was further reduced to a maximum aggregate available amount of $200.0 million. Borrowings under the facility bore interest determined, with certain exceptions, based on LIBOR plus a margin of 2.50%. In February 2017, the facility was fully repaid and terminated.

        AeroTurbine's obligations under the facility were guaranteed by AerCap Holdings N.V. and certain of its subsidiaries, including AeroTurbine's subsidiaries (subject to certain exclusions). AeroTurbine's obligations were secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors.

        The credit agreement contained customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposed limitations on AeroTurbine's ability to pay dividends to us (other than dividends payable solely in the form of common shares).

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Debt (Continued)

Other secured debt

        AerCap Holdings N.V. has entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes. The following table provides details regarding the terms of these financings:

	As of December 31, 2016
	Collateral (Number of aircraft)	Amount outstanding	Tranche	Weighted average interest rate	Maturity
SkyFunding I facility	6	$126,716	Floating rate	Three month LIBOR plus 2.85%	2021 - 2022
	6	125,634	Fixed rate	4.43%	2021 - 2022
SkyFunding II facility	6	141,179	Floating rate	Three month LIBOR plus 3.15%	2022 - 2023
	3	66,699	Fixed rate	4.43%	2022 - 2023
Camden facility	7	164,162	Fixed rate	3.90%	2022
AerCap Partners I facility	8	81,537	Floating rate	Three month LIBOR plus 1.65%	2018
StratusFunding facility	2	155,236	Floating rate	Three month LIBOR plus 1.95%	2026
	2	154,901	Fixed rate	3.93%	2021 - 2026
CieloFunding facility	1	42,350	Floating rate	Three month LIBOR plus 2.60%	2020
	2	67,407	Fixed rate	3.68%	2020
CieloFunding II facility	1	30,095	Floating rate	Three month LIBOR plus 2.10%	2020
	1	31,888	Fixed rate	3.14%	2020
CloudFunding facilities	15	231,247	Fixed rate	3.98%	2022 - 2026
LimelightFunding facility	2	157,479	Fixed rate	4.70%	2026
Secured commercial bank financings	34(a)	844,111	Floating rate	LIBOR plus 2.19%	2017 - 2026
	12	249,684	Fixed rate	3.36%	2017 - 2034

Total	108	$2,670,325

(a)
Three engines are pledged as collateral in addition to the aircraft.

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

Junior Subordinated Notes

        In June 2015, AerCap Trust issued $500.0 million of junior subordinated notes due 2045. The Junior Subordinated Notes initially bear interest at a fixed interest rate of 6.50%, and beginning in June 2025, will bear interest at a floating rate of three-month LIBOR plus 4.30%. The notes were issued to AIG as payment for a portion of the Share Repurchase from AIG. The amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500.0 million upon the issuance of the Junior Subordinated Notes. As of December 31, 2016, AIG did not hold any of the Junior Subordinated Notes.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Income taxes

        Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally Ireland, the Netherlands and the United States of America.

        The following table presents our provision for income taxes by tax jurisdiction for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Deferred tax expense (benefit)
Ireland	$141,364	$151,623	$87,147
The Netherlands	(8,346)	(7,453)	1,339
United States of America	(41,163)	(65,341)	26,267
Other	14,124	22,130	(5,744)

	105,979	100,959	109,009
Deferred tax expense (benefit) related to an increase (decrease) in changes in valuation allowance of deferred tax assets
Ireland	1,562	—	—
The Netherlands	12,843	13,915	—
United States of America	54,056	10,074	—
Other	(13,100)	(13,922)	6,850

	55,361	10,067	6,850
Current tax expense (benefit)
Ireland	4,730	(99)	229
The Netherlands	1,164	37,512	5,290
United States of America	3,166	39,358	15,553
Other	3,096	2,008	442

	12,156	78,779	21,514

Provision for income taxes	$173,496	$189,805	$137,373

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Income taxes (Continued)

        The following table provides a reconciliation of the statutory income tax expense to provision for income taxes for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016		2015(a)		2014(a)
Income tax expense at statutory income tax rate of 12.5%	$150,050		$170,712		$114,612
Non-taxable items (permanent differences)	29,057	(b)	29,555	(c)	15,010	(d)
Foreign rate differential	(5,611)		(10,462)		7,751

	23,446		19,093		22,761

Provision for income taxes	$173,496		$189,805		$137,373

(a)
Effective February 1, 2016, we moved our headquarters and executive officers from Amsterdam to Dublin, and as of February 1, 2016, we became tax resident in Ireland. Accordingly, we have updated the figures for the years ended December 31, 2015 and 2014 as compared to those previously reported in the financial statements contained in our 2015 annual report on Form 20-F to reflect the permanent differences being taxed at the Irish statutory rate of 12.5% rather than the Dutch statutory rate of 25%.

(b)
The 2016 non-taxable items included non-deductible share-based compensation in Ireland and in the Netherlands, non-deductible intercompany interest allocated to the United States of America and a valuation allowance taken in respect of U.S., Dutch and Irish tax losses. It also included the non-taxable income arising from aircraft with a higher tax basis in general.

(c)
The 2015 non-taxable items included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands, non-deductible costs relating to the transfer of certain functions from the Netherlands to Ireland, and a valuation allowance taken in respect of U.S. and Dutch tax losses. It also included the non-taxable income arising from aircraft with a higher tax basis in general.

(d)
The 2014 non-taxable items included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands and the non-deductible transaction costs from the ILFC Transaction. It also included the non-taxable income arising from aircraft with a higher tax basis in general.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Income taxes (Continued)

        The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31, 2016
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities(b)
Tax jurisdiction
Ireland	$1,151,387	12.5%	0.0%	$—
The Netherlands	37,580	25.0%	12.5%	4,698
United States of America	44,238	36.3%	23.8%	10,529
Isle of Man	181,286	0.0%	(12.5)%	(22,661)
Other	18,989	22.1%	9.6%	1,823

	$1,433,480			$(5,611)

Non-taxable items(c)	(233,084)

Income from continuing operations before income tax	$1,200,396

	Year Ended December 31, 2015(d)
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities(b)
Tax jurisdiction
Ireland	$1,212,190	12.5%	0.0%	$—
The Netherlands	175,897	25.0%	12.5%	21,987
United States of America	(43,825)	36.3%	23.8%	(10,430)
Isle of Man	181,118	0.0%	(12.5)%	(22,640)
Other	77,671	13.3%	0.8%	621

	$1,603,051			$(10,462)

Non-taxable items(e)	(237,352)

Income from continuing operations before income tax	$1,365,699

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Income taxes (Continued)

	Year Ended December 31, 2014(d)
	Pre-tax income (loss)	Local statutory tax rate(a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities(b)
Tax jurisdiction
Ireland	$694,605	12.5%	0.0%	$—
The Netherlands	26,081	25.0%	12.5%	3,260
United States of America	95,585	38.3%	25.8%	24,661
Isle of Man	167,689	0.0%	(12.5)%	(20,961)
Other	7,528	23.0%	10.5%	791

	$991,488			$7,751

Non-taxable items(f)	(74,590)

Income from continuing operations before income tax	$916,898

(a)
The local statutory income tax expense for our significant tax jurisdictions (Ireland, the Netherlands, the United States of America and Isle of Man) does not differ from the actual income tax expense.

(b)
The tax variance as a result of global activities is primarily caused by our operations in countries with a higher or lower statutory tax rate than the statutory tax rate in Ireland.

(c)
The 2016 non-taxable items included non-deductible share-based compensation in Ireland and in the Netherlands, non-deductible intercompany interest allocated to the United States of America and a valuation allowance taken in respect of U.S., Dutch and Irish tax losses. It also included the non-taxable income arising from aircraft with a higher tax basis in general.

(d)
Due to our migration from the Netherlands to Ireland as of February 1, 2016, we have updated the tax rate reconciliation for the years ended December 31, 2015 and 2014. The tax variance as a result of the global activities has been calculated as the difference between the local statutory tax rate in the relevant jurisdictions and the Irish statutory tax rate of 12.5%.

(e)
The 2015 non-taxable items included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands, non-deductible costs relating to the transfer of certain functions from the Netherlands to Ireland, and a valuation allowance taken in respect of U.S. and Dutch tax losses. It also included the non-taxable income arising from aircraft with a higher tax basis in general.

(f)
The 2014 non-taxable items included the non-deductible intercompany interest allocated to the United States of America, non-deductible share-based compensation in the Netherlands and the non-deductible transaction costs from the ILFC Transaction. It also included the non-taxable income arising from aircraft with a higher tax basis in general.

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

        The following tables provide details regarding the principal components of our deferred income tax liabilities and assets by jurisdiction as of December 31, 2016 and 2015:

	As of December 31, 2016
	Ireland	The Netherlands	United States of America	Other	Total
Depreciation/Impairment	$(1,030,901)	$8,547	$(16,322)	$(63)	$(1,038,739)
Intangibles	(6,353)	—	(16,242)	—	(22,595)
Interest expense	—	—	(588)	—	(588)
Accrued maintenance liability	(6,028)	—	12,810	—	6,782
Obligations under capital leases and debt obligations	(3,151)	—	—	—	(3,151)
Investments	—	—	(12,641)	—	(12,641)
Deferred losses	—	—	66,119	—	66,119
Accrued expenses	—	—	13,942	—	13,942
Valuation allowance	(1,562)	(26,758)	(89,130)	(9,911)	(127,361)
Losses and credits forward	666,214	26,759	92,215	20,693	805,881
Other	(46,133)	(4,399)	5,539	(6,190)	(51,183)

Net deferred income tax (liabilities) assets	$(427,914)	$4,149	$55,702	$4,529	$(363,534)

	As of December 31, 2015
	Ireland	The Netherlands	United States of America	Other	Total
Depreciation/Impairment	$(876,219)	$11,580	$5,393	$963	$(858,283)
Intangibles	(10,071)	—	(18,763)	—	(28,834)
Interest expense	—	—	(5,435)	—	(5,435)
Accrued maintenance liability	(7,003)	—	11,880	—	4,877
Obligations under capital leases and debt obligations	(3,411)	—	—	—	(3,411)
Investments	—	—	(10,155)	—	(10,155)
Deferred losses	—	—	66,543	—	66,543
Accrued expenses	—	—	14,554	—	14,554
Valuation allowance	—	(13,915)	(35,074)	(23,011)	(72,000)
Losses and credits forward	630,302	13,915	32,342	39,282	715,841
Other	(20,647)	(2,936)	7,350	(11,651)	(27,884)

Net deferred income tax (liabilities) assets	$(287,049)	$8,644	$68,635	$5,583	$(204,187)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Income taxes (Continued)

        The net deferred income tax liabilities as of December 31, 2016 of $363.5 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $215.5 million and as deferred income tax liabilities of $579.0 million.

        The net deferred income tax liabilities as of December 31, 2015 of $204.2 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $161.2 million and as deferred income tax liabilities of $365.4 million.

        The following table presents the movements in the valuation allowance for deferred income tax assets during the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
Valuation allowance at beginning of period	$72,000	$61,933
Increase of allowance to income tax provision	55,361	10,067

Valuation allowance at end of period	$127,361	$72,000

        The valuation allowance as of December 31, 2016 of $127.4 million included $9.9 million related to losses and credit forwards in Australia, $89.1 million related to having insufficient sources of projected taxable income to fully realize the deferred tax asset in the United States of America, particularly in respect of our U.S. subsidiary AeroTurbine, $26.8 million related to loss carry forwards in the Netherlands and $1.6 million related to loss carry forwards in Ireland.

        The valuation allowance as of December 31, 2015 of $72.0 million included $23.0 million related to losses and credit forwards in Australia, $35.1 million related to having insufficient sources of projected taxable income to fully realize the deferred tax asset in the United States of America, and $13.9 million related to loss carry forwards in the Netherlands.

        As of December 31, 2016 and 2015, we had $29.8 million and $15.5 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2016, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

        Our primary tax jurisdictions are Ireland, the Netherlands and the United States of America. Our tax returns are open for examination in Ireland from 2012 forward, in the Netherlands from 2011 forward, and in the United States of America from 2014 forward. In the United States of America, the 2013 audit of the federal income tax return for AerCap, Inc. and its subsidiaries was closed without adjustment in early 2016. The 2014 federal income tax return of some of our U.S. resident subsidiaries was subject to audit, and we do not expect any material changes in the outcome of this audit.

        Our policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of provision for income taxes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Income taxes (Continued)

Ireland

        Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant losses carry forward as of December 31, 2016 which give rise to deferred income tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish tax assets and have not recognized a valuation allowance against such assets, with the exception of $1.6 million, as of December 31, 2016.

The Netherlands

        The majority of our Dutch subsidiaries are part of two Dutch fiscal unities and are included in consolidated tax filings. Current tax expenses are limited with respect to the Dutch subsidiaries due to the existence of interest bearing intercompany liabilities. Deferred income tax is calculated using the Dutch corporate income tax rate (25.0%). Tax losses in the Netherlands can generally be carried back one year and carried forward nine years before expiry.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Since the ILFC Transaction, we no longer file one consolidated federal income tax return. We have two distinct groups of U.S. companies that file consolidated returns. The blended federal and state tax rate applicable to our combined U.S. group was 36.3% for the year ended December 31, 2016. Due to a restructuring of activities in the U.S. AeroTurbine group, which started in late 2015, we do not expect to generate sufficient sources of taxable income to realize our deferred income tax asset in the U.S. Additionally, certain tax attributes are subject to an annual limitation as a result of the change in ownership in 2015 as defined under Internal Revenue Code Section 382. We had $234.7 million U.S. federal net operating losses as of December 31, 2016, which expire between 2026 and 2036.

18. Equity

        In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million of share repurchases, increasing the total authorization under the program to $750 million.

        On June 9, 2015, we completed the Share Repurchase from AIG, at an approximate price per share of $47.77 for consideration equal to $750 million. See Note 4—ILFC Transaction. In relation to the Share Repurchase from AIG, we incurred $11.2 million of expenses.

        In October 2015, our Board of Directors cancelled 9,698,588 ordinary shares which were acquired through the Share Repurchase from AIG in accordance with the authorizations obtained from the Company's shareholders.

        In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. We completed this share repurchase program on June 1, 2016.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

18. Equity (Continued)

        In May 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through September 30, 2016. We completed this share repurchase program on September 7, 2016.

        In August 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2016. We completed this share repurchase program on December 8, 2016.

        In November 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. We completed this share repurchase program on March 6, 2017.

        In February 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. See Note 33—Subsequent events.

        During the year ended December 31, 2016, we repurchased an aggregate of 25,012,978 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $38.62 per ordinary share.

        During the year ended December 31, 2016, our Board of Directors cancelled 15,563,862 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company's shareholders.

        Between January 1, 2017 and March 15, 2017, we repurchased an aggregate of 5,000,005 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $44.63 per ordinary share. In March 2017, we cancelled 5,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company's shareholders.

        Movements in AOCI for the years ended December 31, 2016 and 2015 were as follows:

	Net change in fair value of derivatives	Actuarial gain (loss) on pension obligations	Total
Balance as of December 31, 2014	$(356)	$(6,539)	$(6,895)
Total other comprehensive income	338	250	588

Balance as of December 31, 2015	$(18)	$(6,289)	$(6,307)
Total other comprehensive income (loss)	5,990	(1,452)	4,538

Balance as of December 31, 2016	$5,972	$(7,741)	$(1,769)

19. Share-based compensation

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19. Share-based compensation (Continued)

AerCap Holdings N.V. Equity Grants

        In March 2012, we implemented an equity incentive plan (the "Equity Incentive Plan 2012") which provides for the grant of stock options, non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Effective May 14, 2014, the Equity Incentive Plan 2012 was expanded and the maximum number of shares available under the plan is equivalent to 8,064,081 Company shares. The Equity Incentive Plan 2012 is not open for equity awards to our directors.

        On May 14, 2014, we implemented an equity incentive plan (the "Equity Incentive Plan 2014") which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of shares available under the plan is equivalent to 4,500,000 Company shares. The Equity Incentive Plan 2014 is open for equity awards to our directors.

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

        The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Holdings N.V. Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policy approved by the General Meeting of Shareholders. The vesting periods of the equity awards range between three years and five years, subject to certain exceptions. Certain awards are subject to long term performance vesting criteria, based on the average earnings per share over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted after the year end and the number of awards granted is dependent on the performance of AerCap and the respective individual officer during the previous financial year. The 2015 annual equity awards were granted to some of our officers in December 2015 in lieu of the first quarter of 2016 in order to avoid double taxation in connection with the migration of the Company's headquarters to Ireland in early 2016. All outstanding awards of restricted stock units are convertible into common shares of the Company at a ratio of one-to-one. During the year ended December 31, 2016, the Company's obligations to issue shares at the exercise of vested options, on the vesting date of restricted stock units, or upon lapse of the restrictions in relation to restricted stock were satisfied by the transfer of treasury shares acquired through share repurchases. Shares subject to outstanding equity awards, that are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such shares to settle tax obligations, shall again be available under the AerCap Holdings N.V. Equity Plans.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19. Share-based compensation (Continued)

        The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Holdings N.V. Equity Plans during the year ended December 31, 2016:

	Year Ended December 31, 2016
	Number of time based restricted stock units and restricted stock	Number of performance based restricted stock units and restricted stock	Weighted average grant date fair value of time based grants ($)	Weighted average grant date fair value of performance based grants ($)
Number at beginning of period	3,739,690	5,554,011	$39.81	$45.42
Granted(a)	307,907	276,669	41.12	40.14
Transfers between categories	64,448	(64,448)	46.59	46.59
Vested(b)	(495,508)	(180,480)	13.76	19.39
Cancelled	(36,703)	(73,410)	45.90	45.90

Number at end of period(c)	3,579,834	5,512,342	$42.78	$46.19

(a)
Includes 180,000 restricted stock granted under the AerCap Holdings N.V. Equity Plans, of which 111,901 restricted stock were issued with the remaining restricted stock being withheld and applied to pay the taxes involved.

(b)
279,594 restricted stock units, which were previously granted under the AerCap Holdings N.V. Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 150,082 ordinary shares to the holders of these restricted stock units with the remainder being withheld and applied to pay the taxes involved. In addition, restrictions on 396,394 restricted stock (253,040 restricted stock net of withholding for taxes) lapsed during the period.

(c)
During the year ended December 31, 2016, 807,227 restricted stock units that had been issued previously were converted to restricted stock of which 541,037 were issued with the remaining stock being withheld and applied to pay the taxes involved. The converted restricted stock remained subject to restrictions and conditions identical to the restricted stock units, including vesting and forfeiture conditions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19. Share-based compensation (Continued)

        The following table presents movements in the outstanding stock options under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012 or Equity Incentive Plan 2014) and the stock options that rolled over from the amalgamation of Genesis in 2010 during the year ended December 31, 2016. All outstanding options were vested.

	Year Ended December 31, 2016
	Number of options	Weighted average exercise price ($)
Options outstanding at beginning of period	519,693	$19.08
Exercised	(379,648)	23.90

Options outstanding at end of period(a)	140,045	$6.02

(a)
Includes 2,100 AER options granted to former Genesis directors and employees at the closing of the amalgamation with Genesis on March 25, 2010. These options were issued pursuant to a separate board resolution, and were not issued under any of the AerCap Holdings N.V. Equity Plans.

        The amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company's shares on the grant date and reflective of the probability of vesting. All outstanding options have been fully expensed.

        We incurred share-based compensation expense of $102.8 million, $100.2 million and $68.2 million during the years ended December 31, 2016, 2015 and 2014, respectively. The following table presents our expected share-based compensation expense assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. dollar amounts in millions)
2017	$98.1
2018	47.6
2019	7.9
2020	0.6

20. Pension plans

        We operate defined benefit plans and defined contribution pension plans for our employees. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

20. Pension plans (Continued)

Defined benefit plans

Dutch defined benefit plan

        We provide an insured defined benefit pension plan covering our Dutch employees (the "Dutch Plan") based on years of service and career average pay. The Dutch Plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. During the years ended December 31, 2016, 2015 and 2014, we recognized actuarial gains (losses) of pension obligations, net of taxes, of $0.1 million, $(0.2) million and $1.6 million, respectively, in AOCI. The actuarial gains or losses were calculated assuming a discount rate of 2.0%, 2.4% and 2.4% for the years ended December 31, 2016, 2015 and 2014, respectively, and various assumptions regarding the plan's future funding and pay out. As of December 31, 2016 and 2015, we recorded a liability in accounts payable, accrued expenses and other liabilities of $2.2 million and $3.2 million, respectively, which covers the excess of our projected benefit obligations over plan assets.

Irish defined benefit plan

        We provide a defined benefit pension plan covering some of our Irish employees (the "Irish Plan") based on years of service and final pensionable pay. The Irish Plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants as of June 30, 2009, but will continue to accrue benefits for existing participants. We determine the funded status of this plan with the assistance of an actuary. During the years ended December 31, 2016, 2015 and 2014, we recognized actuarial gains (losses), net of tax, of $(1.6) million, $0.5 million and $(3.1) million, respectively, in AOCI. The actuarial gains or losses were calculated assuming a discount rate of 2.0%, 2.5% and 2.4% for the years ended December 31, 2016, 2015, and 2014, respectively, and various assumptions regarding the plan's future funding and pay out. As of December 31, 2016 and 2015, we recorded a liability in accounts payable, accrued expenses and other liabilities of $9.1 million and $6.9 million, respectively, which covers the excess of our projected benefit obligations over plan assets.

Defined contribution plans

Dutch defined contribution plan

        We provide a defined contribution pension plan for those Dutch employees that are not covered by the defined benefit plan. During the years ended December 31, 2016, 2015 and 2014, we contributed $0.2 million, $0.4 million and $0.3 million, respectively, to this plan. No amounts were outstanding in respect of pension contributions as of December 31, 2016.

Irish defined contribution plan

        We provide a defined contribution pension plan for those Irish employees that are not covered by the defined benefit plan. During the years ended December 31, 2016, 2015 and 2014, we contributed $1.8 million, $1.1 million and $0.3 million, respectively, to this plan. No amounts were outstanding in respect of pension contributions as of December 31, 2016.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

20. Pension plans (Continued)

Other plans

        We provide defined contribution pension plans or comparable company saving plans to employees not covered by the Dutch or Irish plans as disclosed above. All of these plans, individually or on an aggregated basis, do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

21. Geographic information

        The following table presents (i) the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented; and (ii) the percentage of lease revenue attributable to Ireland, our country of domicile, based on each lessee's principal place of business, for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%
China(a)	$669,859	13.8%	$656,809	13.2%	$427,737	12.4%
United States of America	535,526	11.0%	538,686	10.8%	378,693	11.0%
Ireland	117,259	2.4%	58,571	1.2%	36,513	1.1%
Other countries(b)	3,544,979	72.8%	3,737,485	74.8%	2,606,628	75.5%

Total	$4,867,623	100.0%	$4,991,551	100.0%	$3,449,571	100.0%

(a)
Includes mainland China, Hong Kong and Macau.

(b)
No individual country within this category accounts for more than 10% of our lease revenue.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

21. Geographic information (Continued)

        The following table presents (i) the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights intangible assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented; and (ii) the percentage of long-lived assets attributable to Ireland, our country of domicile, based on each lessee's principal place of business, as of December 31, 2016 and 2015:

	As of December 31,
	2016		2015
	Amount	%	Amount	%
China(a)	$4,962,336	14.5%	$5,143,237	14.5%
United States of America	4,752,971	13.9%	4,528,441	12.8%
Ireland	703,635	2.1%	929,509	2.6%
Other countries(b)	23,858,317	69.5%	24,897,193	70.1%

Total(c)	$34,277,259	100.0%	$35,498,380	100.0%

(a)
Includes mainland China, Hong Kong and Macau.

(b)
No individual country within this category accounts for more than 10% of our long-lived assets.

(c)
Excludes AeroTurbine long-lived assets of $105.7 million and $225.0 million as of December 31, 2016 and 2015, respectively.

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivables are from entities located throughout the world. During the years ended December 31, 2016, 2015 and 2014, we had no lessees that represented more than 10% of total lease revenue.

22. Selling, general and administrative expenses

        Selling, general and administrative expenses consisted of the following for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Personnel expenses	$149,505	$161,967	$130,254
Share-based compensation	102,843	100,162	68,152
Travel expenses	21,201	23,090	17,501
Professional services	30,983	42,921	32,359
Office expenses	20,703	26,989	21,678
Directors' expenses	3,051	2,780	3,441
Other expenses	22,726	23,399	26,507

	$351,012	$381,308	$299,892

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

23. Other income

        Other income consisted of the following for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016		2015		2014
Management fees	$18,298		$23,094		$23,867
Interest and other income	127,688	(a)	89,582	(b)	80,624	(c)

	$145,986		$112,676		$104,491

(a)
Includes income from net insurance proceeds of $54.2 million, lease terminations of $63.2 million and a gain related to the repayment of a note receivable earlier than expected of $27.7 million. In addition, we incurred an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 26—AeroTurbine restructuring.

(b)
Includes income from net insurance proceeds of $16.2 million and the settlement of asset value guarantees of $22.6 million. In addition, we incurred an expense of $38.7 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 26—AeroTurbine restructuring.

(c)
Includes a $19.9 million gain from the sale of an investment accounted for under the equity method.

24. Lease revenue

        Our current operating lease agreements expire up to and over the next 15 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases as of December 31, 2016 were as follows:

Contracted minimum future lease payments receivable
2017	$3,985,709
2018	3,422,297
2019	2,849,348
2020	2,319,871
2021	1,941,373
Thereafter	6,563,776

$21,082,374

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

25. Asset impairment

        Asset impairment consisted of the following for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Flight equipment held for operating leases (Note 6)	$78,335	$16,322	$21,828
Flight equipment held for sale	3,272	—	—
Other assets	—	13	—

	$81,607	$16,335	$21,828

        Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

        During the year ended December 31, 2016, we recognized impairment charges of $81.6 million on 35 aircraft. The impairment charges primarily related to lease terminations and amendments of lease agreements for 25 aircraft. These impairments were more than offset by lease revenue of $95.9 million that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition we recognized impairment charges for ten aircraft that were part of sale transactions and were classified as flight equipment held for sale.

        During the year ended December 31, 2015, we recognized total impairment charges of $16.3 million primarily related to eight aircraft and 12 engines. Four of the impaired aircraft were redelivered from the respective lessees for which we retained maintenance related balances or received EOL compensation and recognized $20.5 million of lease revenue upon redelivery. The impairment on the remaining four aircraft and 12 engines was recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

        During the years ended December 31, 2016 and 2015, we also recognized impairment charges for certain AeroTurbine intangible assets and leased engines. Please refer to Note 26—AeroTurbine restructuring for further details.

        During the year ended December 31, 2014, we recognized impairment charges of $21.8 million primarily related to eight aircraft that were returned early from our lessees, and three previously leased engines that we sold for parts. The impairment was recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

26. AeroTurbine restructuring

        At the end of 2015, we made the decision to restructure and downsize the AeroTurbine business. Since we made this decision, AeroTurbine has been actively reducing its debt and total assets by disposing of engines from its engine leasing portfolio as well as parts from its inventory. In February 2017, the AeroTurbine revolving credit facility was fully repaid and terminated.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

26. AeroTurbine restructuring (Continued)

        In connection with the downsizing, during the year ended December 31, 2015, we performed recoverability assessments of AeroTurbine's long-lived assets. These recoverability assessments indicated that the book value of certain AeroTurbine intangible assets and leased engines were no longer supported by their future expected cash flows. The resulting impairment was measured as the excess of the carrying amount of each asset over its fair value. Fair value was estimated based on the present value of future cash flows expected to be generated from the asset, including its expected residual value, discounted at a rate commensurate with the associated risk. During the year ended December 31, 2015, we also recognized a lower of cost or market adjustment of $38.7 million related to AeroTurbine's parts inventory. Please refer to Note 23—Other income.

        During 2016, AeroTurbine entered into a letter of intent to sell its storage and maintenance facility located in Goodyear, Arizona, which resulted in a write-down of assets and associated intangible assets. In January 2017, AeroTurbine completed the sale of its Goodyear operations. In March 2017, AeroTurbine executed an amendment to the existing lease agreement for its facility in Florida. Pursuant to the amendment, the square footage of the leased premises was reduced from approximately 264,000 square feet to approximately 64,000 square feet.

        During 2016, we also completed a review of AeroTurbine's engine leasing portfolio and identified specific engines for longer-term use and support of AerCap's core aircraft leasing business, as well as the specific engines to be sold by AeroTurbine to third parties. As a result, we recognized impairments related primarily to older, out-of-production engines.

        The sale of the Goodyear operations and the engine portfolio review, together, triggered our decision in the second half of 2016, to accelerate the final phase of the AeroTurbine downsizing. We performed a review of AeroTurbine's parts inventory, and recognized a lower of cost or market adjustment of $36.0 million based on current available market information. Please refer to Note 23—Other income. The lower of cost or market adjustment related primarily to older, out-of-production assets, and also reflected our decision to accelerate the downsizing of AeroTurbine generally, including ascribing a discount to reflect the expected cost of potential consignment transactions for the remaining inventory.

        We recorded the following charges in transaction, integration and restructuring related expenses in our Consolidated Income Statements during the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
Leased engines impairment	$15,392	$22,402
Severance expenses	19,801	2,072
Tradename and other intangible assets impairment	14,868	24,837
Write-down of fixed assets and consumable inventory	3,328	—

	$53,389	$49,311

        In addition to the charges described above, during the years ended December 31, 2016 and 2015, AeroTurbine incurred other operating losses of $33.9 million and other operating income of $14.0 million, respectively, bringing AeroTurbine's total pre-tax loss to $123.3 million and $74.0 million, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

27. Earnings per share

        Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of our ordinary shares outstanding, which excludes 3,426,810, 3,030,724 and 232,140 unvested restricted stock as of December 31, 2016, 2015 and 2014, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 152,314, 36,666 and nil for the years ended December 31, 2016, 2015 and 2014, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.

        The computations of basic and diluted EPS for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
	2016	2015	2014
Net income for the computation of basic EPS	$1,046,630	$1,178,730	$810,447
Weighted average ordinary shares outstanding—basic	185,514,370	203,850,828	175,912,662
Basic EPS	$5.64	$5.78	$4.61

	Year Ended December 31,
	2016	2015	2014
Net income for the computation of diluted EPS	$1,046,630	$1,178,730	$810,447
Weighted average ordinary shares outstanding—diluted	189,682,036	206,224,135	178,684,989
Diluted EPS	$5.52	$5.72	$4.54

        The computations of ordinary shares outstanding, excluding unvested restricted stock, as of December 31, 2016, 2015 and 2014 were as follows:

	As of December 31,
	2016	2015	2014
	Number of ordinary shares
Ordinary shares issued	187,847,345	203,411,207	212,318,291
Treasury shares	(11,600,191)	(3,069,003)	—

Ordinary shares outstanding	176,247,154	200,342,204	212,318,291
Unvested restricted stock	(3,426,810)	(3,030,724)	(232,140)

Ordinary shares outstanding, excluding unvested restricted stock	172,820,344	197,311,480	212,086,151

28. Variable interest entities

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Variable interest entities (Continued)

        During the year ended December 31, 2016, we have not provided any financial support to any of our VIEs that we were not contractually obligated to provide.

Consolidated VIEs

        As of December 31, 2016 and 2015, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit are disclosed in our Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 16—Debt.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Variable interest entities (Continued)

Limited recourse financing structures

        We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities' economic performance, and we absorb the majority of the risks and rewards of these entities.

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

        As of December 31, 2016, AerCap Partners I had a portfolio consisting of eight Boeing 737NG aircraft. During the year ended December 31, 2016, AerCap Partners I sold three Boeing 737NG aircraft, with leases attached, to a third party. As of December 31, 2016, AerCap Partners I had $81.5 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.

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

        As of December 31, 2016, AerCap Partners II had a portfolio consisting of three Airbus A320 aircraft. As of December 31, 2016, AerCap Partners II had $49.0 million outstanding under an ECA senior debt facility, which is guaranteed by us, and $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Variable interest entities (Continued)

        As of December 31, 2016, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of December 31, 2016, AerCap Partners 767 had $16.2 million outstanding under a senior debt facility, which is limited recourse to us and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.

ALS II

        We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes ("ALS II Class E-1 Notes") in ALS II. We provide lease management, insurance management and aircraft asset management services to ALS II for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

        As of December 31, 2016, ALS II had a portfolio consisting of 26 Airbus A320 Family aircraft. During the year ended December 31, 2016, ALS II sold four Airbus A320 Family aircraft, with leases attached, to a third party. As of December 31, 2016, ALS II had $17.7 million of senior Class A notes outstanding and $350.0 million of ALS II Class E-1 Notes outstanding due to us. The ALS II senior Class A notes were repaid in full in January 2017.

AerFunding

        We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes ("AerFunding Class E-1 Notes") in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

        As of December 31, 2016, AerFunding had a portfolio consisting of five Airbus A320 Family aircraft, five Airbus A330 aircraft, seven Boeing 737NG aircraft and two Boeing 787 aircraft. As of December 31, 2016, AerFunding had $596.8 million outstanding under a secured revolving credit facility and $192.7 million of AerFunding Class E-1 Notes outstanding due to us.

AerLift Jet

        AerLift Leasing Jet Ltd. ("AerLift Jet") is a 50%-50% joint venture owned by us and a U.S.-based aircraft leasing company. We provide lease management, insurance management and aircraft asset management services to AerLift Jet for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

        During the year ended December 31, 2016, AerLift Jet sold its four aircraft and repaid all amounts previously outstanding under its secured bank loans. AerLift Jet did not own any aircraft as of December 31, 2016.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Variable interest entities (Continued)

Non-consolidated VIEs

        The following table presents our maximum exposure to loss in VIEs for which we are not the PB as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Carrying value of investments (Note 12)	$118,783	$114,711
Carrying value of the ALS Note Receivable	—	85,747
Debt guarantees	125,429	248,105

Maximum exposure to loss	$244,212	$448,563

        The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerDragon

        AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide certain aircraft and accounting related services to AerDragon, and guarantee debt secured by certain aircraft which AerDragon purchased directly from us for a fee. As of December 31, 2016 and 2015, we guaranteed debt of $3.4 million and $7.5 million, respectively, for AerDragon. With the exception of the debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

        As of December 31, 2016, AerDragon had 29 narrowbody aircraft on lease to ten airlines. During the year ended December 31, 2016, AerDragon completed the sale of one widebody aircraft, with lease attached, to a third party.

        We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerLift

        AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of December 31, 2016 and 2015, we guaranteed debt of $122.0 million and $168.9 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Variable interest entities (Continued)

        As of December 31, 2016, AerLift owned four aircraft. During the year ended December 31, 2016, AerLift completed the sale of two aircraft to third parties. We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

        In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of December 31, 2016, ACSAL continued to own the eight aircraft.

        We have determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

AerCap Partners III

        In 2010, we entered into a 50% joint venture, AerCap Partners III Holdings Limited ("AerCap Partners III"), which initially owned three Airbus A330 aircraft. On June 1, 2011, we sold our 50% interest in the three Airbus A330 aircraft but we continued to guarantee debt for AerCap Partners III for a fee. During the year ended December 31, 2016, AerCap Partners III was unwound and we no longer act as a guarantor for the debt of AerCap Partners III as of December 31, 2016. As of December 31, 2015, we guaranteed $71.7 million of debt for AerCap Partners III. Other than the debt for which we acted as a guarantor, the obligations of AerCap Partners III were non-recourse to us. We determined that AerCap Partners III was a VIE in which we did not have control and therefore we were not the PB.

ALS

        In 2012, we completed the ALS Transaction. In addition, we obtained financing (the "ALS Coupon Liability") in return for which we received a contingent asset (the "ALS Note Receivable") with the substance of a structured note. Repayments of the ALS Coupon Liability were equal to an annual 8% coupon of the transaction price, paid until the earlier of December 2016 or the month in which the senior securities issued by ALS (the "G-Notes"), were fully repaid.

        As of December 31, 2015, the ALS Note Receivable was $85.7 million, and the amount outstanding under the ALS Coupon Liability was $28.0 million.

        On December 7, 2016, the ALS Coupon Liability and the G-Notes were both repaid in full. On December 23, 2016, the ALS portfolio was refinanced (the "ALS Refinancing"), upon which we received $120.3 million based on 20% of the cash flows from the ALS Refinancing up to a cap equal to the total ALS Coupon Liability payments. At the time of the ALS Refinancing, the ALS Note Receivable had a carrying value of $92.6 million and as a result we recognized a net gain of $27.7 million in other income.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

28. Variable interest entities (Continued)

        We have determined that ALS was a VIE in which we did not have control and therefore we were not the PB.

AerCo

        We had an economic interest in AerCo Limited ("AerCo"). AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. On August 4, 2015, AerCo entered into a creditor's winding up. On October 15, 2015, AerCo disclosed that no further payments of interest or principal would be made in respect of the classes of notes held by us. Hence, we did not realize any value from the creditor's winding up of AerCo. On February 16, 2016, AerCo Limited was dissolved. We provided a variety of management services to AerCo for which we received fees. AerCo was a VIE for which we determined that we did not have control and were not the PB and, accordingly, we did not consolidate the financial results of AerCo in our Consolidated Financial Statements. Historically, the investment in AerCo had been written down to zero.

AerData

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

29. Related party transactions

AIG

        As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. Following both secondary public offerings and the Share Repurchase from AIG, AIG no longer owns any of our outstanding ordinary shares. See Note 4—ILFC Transaction. AIG and its subsidiaries were considered related parties between the Closing Date and August 24, 2015, when AIG sold its remaining AerCap ordinary shares and when AIG's remaining designee resigned from AerCap's Board of Directors.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Related party transactions (Continued)

        In June 2015, AerCap Trust issued the Junior Subordinated Notes due 2045 to AIG. See Note 16—Debt. We paid no fees or interest to AIG from January 1, 2015 through August 24, 2015 for these notes. As of December 31, 2016, AIG did not hold any of the Junior Subordinated Notes.

Repurchase of shares

        On June 9, 2015, we completed the Share Repurchase from AIG. See Note 18—Equity.

Derivatives

        We had interest rate swap agreements with AIG Markets, Inc., a wholly-owned subsidiary of AIG, that matured during the year ended December 31, 2015. The net effect in our Consolidated Income Statements from January 1, 2015 through August 24, 2015 and for the year ended December 31, 2014 from derivative contracts with AIG Markets, Inc., was nil, as the cash expense of $1.3 million and $4.3 million, respectively, was offset by a mark-to-market gain of $1.3 million and $4.3 million, respectively. See also Note 13—Derivative assets and liabilities.

Management fees

        We received management fees of $5.1 million and $4.9 million from January 1, 2015 through August 24, 2015 and during the year ended December 31, 2014, respectively, from affiliates of AIG.

AerDragon

        We provide certain aircraft and accounting related services to, and guarantee certain debt of, AerDragon, a joint venture accounted for under the equity method. We charged AerDragon a fee for these services of $0.6 million, $0.5 million and $0.4 million during the years ended December 31, 2016, 2015 and 2014, respectively. In addition, we received a dividend of $1.7 million and $0.3 million from AerDragon during the years ended December 31, 2016 and 2015, respectively.

ACSAL

        We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.5 million, $0.5 million and $0.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

AerLift

        We provide a variety of management services to, and guarantee certain debt of, AerLift, a joint venture accounted for under the equity method, for which we received a fee of $2.9 million, $2.8 million and $4.0 million during the years ended December 31, 2016, 2015 and 2014, respectively. In addition, we received dividends of $7.5 million and $2.3 million from AerLift during the years ended December 31, 2016 and 2015, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

29. Related party transactions (Continued)

AerCo

        AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. On February 16, 2016, AerCo was dissolved. During the years ended December 31, 2015 and 2014, we provided a variety of management services to AerCo, for which we received fees of $1.4 million and $1.5 million, respectively.

30. Commitments and contingencies

Aircraft on order

        As of December 31, 2016, we had commitments to purchase 420 new aircraft scheduled for delivery through 2022. The majority of these commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2016, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $636.2 million, $667.3 million and $7.5 million with Boeing, Airbus and Embraer, respectively.

        Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.

        Movements in prepayments on flight equipment during the years ended December 31, 2016 and 2015 were as follows:

	Year Ended December 31,
	2016	2015
Prepayments on flight equipment at beginning of period	$3,300,426	$3,486,514
Prepayments made during the period	837,776	747,541
Interest capitalized during the period	107,688	79,230
Prepayments and capitalized interest applied to the purchase of flight equipment	(979,911)	(1,012,859)

Prepayments on flight equipment at end of period	$3,265,979	$3,300,426

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Commitments and contingencies (Continued)

        The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2016:

	2017	2018	2019	2020	2021	2022	Total
Purchase obligations(a)	$5,051,158	$6,028,196	$5,084,565	$3,624,926	$2,838,730	$534,991	$23,162,566

(a)
Includes commitments to purchase 396 aircraft and 24 purchase and leaseback transactions.

Leases

        We have operating lease agreements with third parties for office space, company cars and office equipment. As of December 31, 2016, minimum payments under the lease agreements for office space were as follows:

Future minimum lease payments
2017	$11,155
2018	11,056
2019	8,754
2020	8,828
2021	8,967
Thereafter	51,343

$100,103

Asset value guarantees

        We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of December 31, 2016, eight guarantees were outstanding.

        We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the years ended December 31, 2016 or 2015.

        As of December 31, 2016 and 2015, the carrying value of the asset value guarantee liability was $37.5 million and $37.5 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. As of December 31, 2016, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $168.4 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Commitments and contingencies (Continued)

Other guarantees

        We guarantee the future re-lease or extension rental rates and other costs of four sold aircraft up to agreed maximum amounts for each aircraft. These guarantees expire when qualifying re-lease or extension agreements are signed but generally no later than 2018. We are obligated to perform under these guarantees if the contracted net re-lease or extension rates do not equal or exceed the specified amounts in the guarantees.

        We also guarantee the replacement lease rental cash flows of three sold aircraft, in the event of a default and lease termination by the current lessees, up to agreed maximum amounts for each aircraft. Two of these guarantees expire in 2020 and the third guarantee expires in 2018. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts.

        As of December 31, 2016 and 2015, the carrying value of these guarantees was $14.3 million and $9.9 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. As of December 31, 2016, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $34.2 million.

Legal proceedings

General

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Consolidated Financial Statements.

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

        On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. The public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor has since filed a new opinion that is less supportive of the VASP-appointed expert's opinion. The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion. The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

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

30. Commitments and contingencies (Continued)

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

        In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP's bankruptcy, the Irish action went forward. Upon VASP's failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favor of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil, so that it might be asserted in the VASP bankruptcy.

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

30. Commitments and contingencies (Continued)

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

        In February 2014, Transbrasil appealed the STJ's ruling of October 2013 to another panel of the STJ. The appellate panel rejected Transbrasil's appeal in November 2016, preserving the October 2013 order. The parties have the right to seek further appellate review of the appellate panel's November 2016 order.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

30. Commitments and contingencies (Continued)

Yemen Airways-Yemenia litigation

        ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier ("Hassanati Action"). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC's favor and dismissed all of the Hassanati plaintiffs' remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC's motion to dismiss the Hassanati plaintiffs' second complaint on November 22, 2016. The Hassanati plaintiffs have appealed this order. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the "Abdallah Action"). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

31. Fair value measurements

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

31. Fair value measurements (Continued)

        Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

        As of December 31, 2016 and 2015, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

        The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2016 and 2015:

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$37,187	$—	$37,187	$—

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$18,965	$—	$18,965	$—
Liabilities
Derivative liabilities	21	—	21	—

Assets and liabilities measured at fair value on a non-recurring basis

        We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

        Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.

Definite-lived intangible assets

        We use the income approach to measure the fair value of definite-lived intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.

        We impaired certain definite-lived intangible assets to fair value during the years ended December 31, 2016 and 2015 as the carrying value of these assets was not expected to be recoverable based on the revised cash flow estimates. Please refer to Note 26—AeroTurbine restructuring for further details.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Fair value measurements (Continued)

Flight equipment

Inputs to non-recurring fair value measurements categorized as level 3

        We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft's estimated holding period in its highest and best use, and a contractual or estimated disposition value.

        The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

        The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

        For flight equipment that we measured at fair value on a non-recurring basis during the year ended December 31, 2016, the following table presents the fair value of such flight equipment as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Range	Weighted average
Flight equipment	$492.6 million	Income approach	Discount rate	0% - 14%	5%
			Remaining holding period	0 - 14 years	7 years
			Non-contractual cash flows	0% - 100%	25%

        During the year ended December 31, 2016, we recognized impairment charges of $81.6 million on 35 aircraft. The impairment charges primarily related to lease terminations and amendments of lease agreements for 25 aircraft. These impairments were more than offset by lease revenue of $95.9 million that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition, we recognized impairment charges for ten aircraft that were part of sale transactions and were classified as flight equipment held for sale.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Fair value measurements (Continued)

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

Fair value disclosures of financial instruments

        The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

        The carrying amounts and fair values of our most significant financial instruments as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,035,447		$2,035,447	$2,035,447	$—	$—
Restricted cash	329,180		329,180	329,180	—	—
Derivative assets	37,187		37,187	—	37,187	—
Notes receivables	23,359		23,359	—	23,359	—

	$2,425,173		$2,425,173	$2,364,627	$60,546	$—

Liabilities
Debt	$27,873,900	(a)	$28,203,635	$—	$28,203,635	$—
Guarantees	51,804		51,804	—	—	51,804

	$27,925,704		$28,255,439	$—	$28,203,635	$51,804

(a)
Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

31. Fair value measurements (Continued)

	December 31, 2015
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,403,098		$2,403,098	$2,403,098	$—	$—
Restricted cash	419,447		419,447	419,447	—	—
Derivative assets	18,965		18,965	—	18,965	—
Notes receivables	116,197		116,197	—	116,197	—

	$2,957,707		$2,957,707	$2,822,545	$135,162	$—

Liabilities
Debt	$29,806,843	(a)	$29,915,965	$—	$29,915,965	$—
Derivative liabilities	21		21	—	21	—
Guarantees	47,380		46,827	—	—	46,827

	$29,854,244		$29,962,813	$—	$29,915,986	$46,827

(a)
Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information

        The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

        In May 2012, AerCap Aviation Solutions B.V. ("AerCap Aviation Solutions"), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the "Parent Guarantor"), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes are fully and unconditionally guaranteed by the Parent Guarantor.

        In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland. The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture, as a result of which AerCap Ireland also fully and unconditionally guarantees the AerCap Aviation Notes.

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2016 and 2015, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014 of (i) the Parent Guarantor; (ii) AerCap Aviation Solutions; (iii) AerCap Ireland; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

        In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided because AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor's financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$4	$—	$835	$1,196	$—	$2,035
Restricted cash	—	—	9	320	—	329
Flight equipment held for operating leases, net	—	—	1,136	30,366	—	31,502
Maintenance rights intangible and lease premium, net	—	—	51	2,117	—	2,168
Flight equipment held for sale	—	—	—	107	—	107
Net investment in finance and sales-type leases	—	—	—	757	—	757
Prepayments on flight equipment	—	—	—	3,266	—	3,266
Investments including investments in subsidiaries	9,310	—	4,257	119	(13,567)	119
Intercompany receivables	106	—	8,005	5,726	(13,837)	—
Other assets	104	10	440	951	(168)	1,337

Total Assets	$9,524	$10	$14,733	$44,925	$(27,572)	$41,620

Liabilities and Equity
Debt	$—	$300	$40	$27,377	$—	$27,717
Intercompany payables	978	19	5,701	7,139	(13,837)	—
Other liabilities	22	2	381	5,084	(168)	5,321

Total liabilities	1,000	321	6,122	39,600	(14,005)	33,038
Total AerCap Holdings N.V. shareholders' equity	8,524	(311)	8,611	5,267	(13,567)	8,524
Non-controlling interest	—	—	—	58	—	58

Total Equity	8,524	(311)	8,611	5,325	(13,567)	8,582

Total Liabilities and Equity	$9,524	$10	$14,733	$44,925	$(27,572)	$41,620

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$14	$—	$1,193	$1,196	$—	$2,403
Restricted cash	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	—	1,034	31,185	—	32,219
Maintenance rights intangible and lease premium, net	—	—	80	3,059	—	3,139
Flight equipment held for sale	—	—	—	71	—	71
Net investment in finance and sales-type leases	—	—	22	447	—	469
Prepayments on flight equipment	—	—	—	3,300	—	3,300
Investments including investments in subsidiaries	8,290	—	3,385	115	(11,675)	115
Intercompany receivables	46	5	6,157	4,652	(10,860)	—
Other assets	61	—	377	1,176	—	1,614

Total Assets	$8,411	$5	$12,266	$45,602	$(22,535)	$43,749

Liabilities and Equity
Debt	$—	$298	$77	$29,267	$—	$29,642
Intercompany payables	4	—	4,525	6,331	(10,860)	—
Other liabilities	58	2	184	5,437	—	5,681

Total liabilities	62	300	4,786	41,035	(10,860)	35,323
Total AerCap Holdings N.V. shareholders' equity	8,349	(295)	7,480	4,490	(11,675)	8,349
Non-controlling interest	—	—	—	77	—	77

Total Equity	8,349	(295)	7,480	4,567	(11,675)	8,426

Total Liabilities and Equity	$8,411	$5	$12,266	$45,602	$(22,535)	$43,749

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$157	$4,711	$—	$4,868
Net gain on sale of assets	—	—	—	139	—	139
Other income (loss)	6	—	507	400	(768)	145

Total Revenues and other income	6	—	664	5,250	(768)	5,152
Expenses
Depreciation and amortization	—	—	64	1,727	—	1,791
Asset impairment	—	—	—	82	—	82
Interest expense	—	20	378	1,388	(694)	1,092
Leasing expenses	—	—	26	557	—	583
Transaction, integration and restructuring related expenses	—	—	—	53	—	53
Selling, general and administrative expenses	60	—	68	297	(74)	351

Total Expenses	60	20	536	4,104	(768)	3,952
(Loss) income before income taxes and income of investments accounted for under the equity method	(54)	(20)	128	1,146	—	1,200
Provision for income taxes	7	5	(16)	(169)	—	(173)
Equity in net earnings of investments accounted for under the equity method	—	—	—	13	—	13

Net (loss) income before income from subsidiaries	(47)	(15)	112	990	—	1,040
Income (loss) from subsidiaries	1,094	—	867	112	(2,073)	—

Net income (loss)	1,047	(15)	979	1,102	(2,073)	1,040
Net loss attributable to non-controlling interest	—	—	—	7	—	7

Net income (loss) attributable to AerCap Holdings N.V.	$1,047	$(15)	$979	$1,109	$(2,073)	$1,047

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$110	$4,882	$—	$4,992
Net gain on sale of assets	—	—	14	169	—	183
Other income (loss)	9	—	430	476	(802)	113

Total Revenues and other income	9	—	554	5,527	(802)	5,288
Expenses
Depreciation and amortization	—	—	52	1,791	—	1,843
Asset impairment	—	—	—	16	—	16
Interest expense	12	20	268	1,397	(597)	1,100
Leasing expenses	—	—	50	472	—	522
Transaction, integration and restructuring related expenses	—	—	—	59	—	59
Selling, general and administrative expenses	108	—	202	277	(205)	382

Total Expenses	120	20	572	4,012	(802)	3,922
(Loss) income before income taxes and income of investments accounted for under the equity method	(111)	(20)	(18)	1,515	—	1,366
Provision for income taxes	28	5	2	(225)	—	(190)
Equity in net earnings of investments accounted for under the equity method	—	—	—	1	—	1

Net (loss) income before income from subsidiaries	(83)	(15)	(16)	1,291	—	1,177
Income (loss) from subsidiaries	1,262	—	1,088	(16)	(2,334)	—

Net income (loss)	1,179	(15)	1,072	1,275	(2,334)	1,177
Net loss attributable to non-controlling interest	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	$1,179	$(15)	$1,072	$1,277	$(2,334)	$1,179

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2014
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$81	$3,369	$—	$3,450
Net gain on sale of assets	—	—	10	28	—	38
Other income (loss)	25	—	254	377	(552)	104

Total Revenues and other income	25	—	345	3,774	(552)	3,592
Expenses
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Interest expense	13	20	244	932	(428)	781
Leasing expenses	—	—	96	46	—	142
Transaction, integration and restructuring related expenses	—	—	—	149	—	149
Selling, general and administrative expenses	83	—	72	269	(124)	300

Total Expenses	96	20	421	2,691	(552)	2,676
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	(20)	(76)	1,083	—	916
Provision for income taxes	(1)	—	(93)	(43)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	29	—	29

Net (loss) income before income from subsidiaries	(72)	(20)	(169)	1,069	—	808
Income (loss) from subsidiaries	882	—	869	(169)	(1,582)	—

Net income (loss)	810	(20)	700	900	(1,582)	808
Net loss attributable to non-controlling interest	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	$810	$(20)	$700	$902	$(1,582)	$810

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$1,047	$(15)	$979	$1,102	$(2,073)	$1,040
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,094)	—	(867)	(112)	2,073	—
Depreciation and amortization	—	—	64	1,727	—	1,791
Asset impairment	—	—	—	82	—	82
Amortization of debt issuance costs and debt discount	—	1	2	53	—	56
Amortization of lease premium intangibles	—	—	—	20	—	20
Amortization of fair value adjustments on debt	—	—	—	(336)	—	(336)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	1	54	—	55
Maintenance rights write off	—	—	23	629	—	652
Maintenance liability release to income	—	—	(19)	(402)	—	(421)
Net gain on sale of assets	—	—	—	(139)	—	(139)
Deferred income taxes	(7)	(5)	16	157	—	161
Restructuring expenses	—	—	—	34	—	34
Other	63	—	(20)	79	—	122

Cash flow from operating activities before changes in working capital	9	(19)	179	2,948	—	3,117
Working capital	1,002	19	(380)	(377)	—	264

Net cash provided by (used in) operating activities	1,011	—	(201)	2,571	—	3,381
Purchase of flight equipment	—	—	(299)	(2,594)	—	(2,893)
Proceeds from sale or disposal of assets	—	—	142	2,225	—	2,367
Prepayments on flight equipment	—	—	—	(947)	—	(947)
Collections of finance and sales-type leases	—	—	—	74	—	74
Movement in restricted cash	—	—	9	81	—	90
Other	—	—	(22)	—	—	(22)

Net cash used in investing activities	—	—	(170)	(1,161)	—	(1,331)
Issuance of debt	—	—	—	3,642	—	3,642
Repayment of debt	—	—	(9)	(5,205)	—	(5,214)
Debt issuance costs paid	—	—	(2)	(33)	—	(35)
Maintenance payments received	—	—	38	758	—	796
Maintenance payments returned	—	—	(30)	(475)	—	(505)
Security deposits received	—	—	20	182	—	202
Security deposits returned	—	—	(3)	(268)	—	(271)
Dividend paid to non-controlling interest holders	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(1,021)	—	—	—	—	(1,021)

Net cash (used in) provided by financing activities	(1,021)	—	14	(1,410)	—	(2,417)

Net decrease in cash and cash equivalents	(10)	—	(357)	—	—	(367)
Effect of exchange rate changes	—	—	(1)	—	—	(1)
Cash and cash equivalents at beginning of period	14	—	1,193	1,196	—	2,403

Cash and cash equivalents at end of period	$4	$—	$835	$1,196	$—	$2,035

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$1,179	$(15)	$1,072	$1,275	$(2,334)	$1,177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,262)	—	(1,088)	16	2,334	—
Depreciation and amortization	—	—	52	1,791	—	1,843
Asset impairment	—	—	—	16	—	16
Amortization of debt issuance costs and debt discount	1	1	9	35	—	46
Amortization of lease premium intangibles	—	—	—	23	—	23
Amortization of fair value adjustments on debt	—	—	—	(443)	—	(443)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	1	75	—	76
Maintenance rights write off	—	—	7	622	—	629
Maintenance liability release to income	—	—	(4)	(240)	—	(244)
Net gain on sale of assets	—	—	(14)	(169)	—	(183)
Deferred income taxes	(28)	(5)	(2)	145	—	110
Restructuring expenses	—	—	—	49	—	49
Other	64	—	26	—	—	90

Cash flow from operating activities before changes in working capital	(46)	(19)	59	3,195	—	3,189
Working capital	846	19	537	(1,231)	—	171

Net cash provided by operating activities	800	—	596	1,964	—	3,360
Purchase of flight equipment	—	—	(299)	(2,473)	—	(2,772)
Proceeds from sale or disposal of assets	—	—	94	1,474	—	1,568
Prepayments on flight equipment	—	—	—	(792)	—	(792)
Collections of finance and sales-type leases	—	—	3	52	—	55
Movement in restricted cash	—	—	(11)	309	—	298
Other	—	—	—	(73)	—	(73)

Net cash used in investing activities	—	—	(213)	(1,503)	—	(1,716)
Issuance of debt	300	—	—	3,614	—	3,914
Repayment of debt	(300)	—	(8)	(3,736)	—	(4,044)
Debt issuance costs paid	—	—	(1)	(48)	—	(49)
Maintenance payments received	—	—	19	757	—	776
Maintenance payments returned	—	—	(20)	(538)	—	(558)
Security deposits received	—	—	20	151	—	171
Security deposits returned	—	—	(7)	(137)	—	(144)
Repurchase of shares and tax withholdings on share-based compensation	(794)	—	—	—	—	(794)

Net cash (used in) provided by financing activities	(794)	—	3	63	—	(728)

Net increase in cash and cash equivalents	6	—	386	524	—	916
Effect of exchange rate changes	1	—	(9)	5	—	(3)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490

Cash and cash equivalents at end of period	$14	$—	$1,193	$1,196	$—	$2,403

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2014
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$810	$(20)	$700	$900	$(1,582)	$808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(882)	—	(869)	169	1,582	—
Dividend received	—	—	12	—	(12)	—
Depreciation and amortization	—	—	9	1,273	—	1,282
Asset impairment	—	—	—	22	—	22
Amortization of debt issuance costs and debt discount	3	1	—	82	—	86
Amortization of lease premium intangibles	—	—	—	18	—	18
Amortization of fair value adjustments on debt	—	—	—	(331)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	72	—	72
Maintenance rights write off	—	—	—	131	—	131
Maintenance liability release to income	—	—	—	(92)	—	(92)
Net gain on sale of assets	—	—	(10)	(27)	—	(37)
Deferred income taxes	—	—	93	23	—	116
Other	43	—	7	52	—	102

Cash flow from operating activities before changes in working capital	(26)	(19)	(58)	2,292	(12)	2,177
Working capital	163	19	1,131	(1,176)	—	137

Net cash provided by (used in) operating activities	137	—	1,073	1,116	(12)	2,314
Purchase of flight equipment	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	737	(188)	—	570
Prepayments on flight equipment	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	—	—	(195)	—	(195)
Collections of finance and sales-type leases	—	—	—	41	—	41
Movement in restricted cash	—	—	1	281	—	282

Net cash provided by (used in) investing activities	21	—	(462)	(1,409)	—	(1,850)
Issuance of debt	75	—	43	5,294	—	5,412
Repayment of debt	(225)	—	(10)	(4,592)	—	(4,827)
Debt issuance costs paid	—	—	—	(135)	—	(135)
Maintenance payments received	—	—	26	536	—	562
Maintenance payments returned	—	—	—	(286)	—	(286)
Security deposits received	—	—	9	98	—	107
Security deposits returned	—	—	(2)	(97)	—	(99)
Dividend paid	—	—	—	(12)	12	—

Net cash (used in) provided by financing activities	(150)	—	66	806	12	734

Net increase in cash and cash equivalents	8	—	677	513	—	1,198
Effect of exchange rate changes	(1)	—	(1)	(2)	—	(4)
Cash and cash equivalents at beginning of period	—	—	140	156	—	296

Cash and cash equivalents at end of period	$7	$—	$816	$667	$—	$1,490

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$1,047	$(15)	$979	$1,109	$(2,073)	$1,047
Other comprehensive (loss) income:
Net change in fair value of derivatives, net of tax	—	—	—	6	—	6
Actuarial loss on pension obligations, net of tax	—	—	(2)	—	—	(2)

Total other comprehensive (loss) income	—	—	(2)	6	—	4

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,047	$(15)	$977	$1,115	$(2,073)	$1,051

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$1,179	$(15)	$1,072	$1,277	$(2,334)	$1,179
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Actuarial gain on pension obligations, net of tax	—	—	—	—	—	—

Total other comprehensive income	—	—	—	—	—	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,179	$(15)	$1,072	$1,277	$(2,334)	$1,179

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2014
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$810	$(20)	$700	$902	$(1,582)	$810
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	5	—	5
Actuarial gain (loss) on pension obligations, net of tax	—	—	3	(5)	—	(2)

Total other comprehensive income	—	—	3	—	—	3
Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	(3)	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$813	$(20)	$703	$902	$(1,585)	$813

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

AGAT/AICDC Notes

        In May 2014, AerCap Trust and AICDC co-issued the Acquisition Notes.

        In September 2014, AerCap Trust and AICDC co-issued the September 2014 Notes.

        In June 2015, AerCap Trust and AICDC co-issued the June 2015 Notes.

        In October 2015, AerCap Trust and AICDC co-issued the October 2015 Notes.

        In May 2016, AerCap Trust and AICDC co-issued the May 2016 Notes.

        In January 2017, AerCap Trust and AICDC co-issued the January 2017 Notes.

        The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the "Subsidiary Guarantors").

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2016 and 2015, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

        In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor's financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$4	$829	$64	$931	$207	$—	$2,035
Restricted cash	—	—	—	9	320	—	329
Flight equipment held for operating leases, net	—	11,012	—	1,299	19,191	—	31,502
Maintenance rights intangible and lease premium, net	—	1,190	—	52	926	—	2,168
Flight equipment held for sale	—	28	—	—	79	—	107
Net investment in finance and sales-type leases	—	437	—	166	154	—	757
Prepayments on flight equipment	—	3,006	—	5	255	—	3,266
Investments including investments in subsidiaries	9,310	874	7,249	4,941	119	(22,374)	119
Intercompany receivables	106	12,639	1	8,405	5,947	(27,098)	—
Other assets	104	538	60	632	171	(168)	1,337

Total Assets	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620

Liabilities and Equity
Debt	$—	$17,316	$—	$340	$10,061	$—	$27,717
Intercompany payables	978	3,726	5,057	7,067	10,270	(27,098)	—
Other liabilities	22	2,241	11	448	2,767	(168)	5,321

Total liabilities	1,000	23,283	5,068	7,855	23,098	(27,266)	33,038
Total AerCap Holdings N.V. shareholders' equity	8,524	7,270	2,306	8,509	4,289	(22,374)	8,524
Non-controlling interest	—	—	—	76	(18)	—	58

Total Equity	8,524	7,270	2,306	8,585	4,271	(22,374)	8,582

Total Liabilities and Equity	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$14	$769	$62	$1,366	$192	$—	$2,403
Restricted cash	—	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	13,913	—	1,171	17,135	—	32,219
Maintenance rights intangible and lease premium, net	—	1,789	—	82	1,268	—	3,139
Flight equipment held for sale	—	12	—	—	59	—	71
Net investment in finance and sales-type leases	—	193	—	57	219	—	469
Prepayments on flight equipment	—	3,022	—	6	272	—	3,300
Investments including investments in subsidiaries	8,290	633	6,319	4,211	115	(19,453)	115
Intercompany receivables	46	11,541	—	6,152	5,739	(23,478)	—
Other assets	61	619	41	580	342	(29)	1,614

Total Assets	$8,411	$32,491	$6,422	$13,643	$25,742	$(42,960)	$43,749

Liabilities and Equity
Debt	$—	$19,456	$—	$375	$9,811	$—	$29,642
Intercompany payables	4	4,025	4,872	5,473	9,104	(23,478)	—
Other liabilities	58	2,676	14	234	2,728	(29)	5,681

Total liabilities	62	26,157	4,886	6,082	21,643	(23,507)	35,323
Total AerCap Holdings N.V. shareholders' equity	8,349	6,334	1,536	7,484	4,099	(19,453)	8,349
Non-controlling interest	—	—	—	77	—	—	77

Total Equity	8,349	6,334	1,536	7,561	4,099	(19,453)	8,426

Total Liabilities and Equity	$8,411	$32,491	$6,422	$13,643	$25,742	$(42,960)	$43,749

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$2,058	$—	$205	$2,605	$—	$4,868
Net gain on sale of assets	—	33	—	6	100	—	139
Other income (loss)	6	653	—	552	359	(1,425)	145

Total Revenues and other income	6	2,744	—	763	3,064	(1,425)	5,152
Expenses
Depreciation and amortization	—	770	—	72	949	—	1,791
Asset impairment	—	32	—	—	50	—	82
Interest expense	—	753	184	385	955	(1,185)	1,092
Leasing expenses	—	290	—	27	266	—	583
Transaction, integration and restructuring related expenses	—	—	—	—	53	—	53
Selling, general and administrative expenses	60	120	1	102	308	(240)	351

Total Expenses	60	1,965	185	586	2,581	(1,425)	3,952
(Loss) income before income taxes and income of investments accounted for under the equity method	(54)	779	(185)	177	483	—	1,200
Provision for income taxes	7	(97)	23	(36)	(70)	—	(173)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	13	—	13

Net (loss) income before income from subsidiaries	(47)	682	(162)	141	426	—	1,040
Income (loss) from subsidiaries	1,094	237	919	701	(867)	(2,084)	—

Net income (loss)	1,047	919	757	842	(441)	(2,084)	1,040
Net loss attributable to non-controlling interest	—	—	—	—	7	—	7

Net income (loss) attributable to AerCap Holdings N.V.	$1,047	$919	$757	$842	$(434)	$(2,084)	$1,047

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$2,355	$—	$134	$2,503	$—	$4,992
Net gain on sale of assets	—	168	—	13	2	—	183
Other income (loss)	9	599	14	479	319	(1,307)	113

Total Revenues and other income	9	3,122	14	626	2,824	(1,307)	5,288
Expenses
Depreciation and amortization	—	868	—	65	910	—	1,843
Asset impairment	—	3	—	—	13	—	16
Interest expense	12	780	164	359	735	(950)	1,100
Leasing expenses	—	266	—	61	195	—	522
Transaction, integration and restructuring related expenses	—	—	—	9	50	—	59
Selling, general and administrative expenses	108	112	—	257	262	(357)	382

Total Expenses	120	2,029	164	751	2,165	(1,307)	3,922
(Loss) income before income taxes and income of investments accounted for under the equity method	(111)	1,093	(150)	(125)	659	—	1,366
Provision for income taxes	28	(136)	19	38	(139)	—	(190)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	1	—	1

Net (loss) income before income from subsidiaries	(83)	957	(131)	(87)	521	—	1,177
Income (loss) from subsidiaries	1,262	104	1,060	933	(1,090)	(2,269)	—

Net income (loss)	1,179	1,061	929	846	(569)	(2,269)	1,177
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	$1,179	$1,061	$929	$846	$(567)	$(2,269)	$1,179

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2014
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$789	$10	$220	$2,431	$—	$3,450
Net gain on sale of assets	—	8	—	10	20	—	38
Other income (loss)	25	317	—	333	342	(913)	104

Total Revenues and other income	25	1,114	10	563	2,793	(913)	3,592
Expenses
Depreciation and amortization	—	501	—	53	728	—	1,282
Asset impairment	—	3	—	—	19	—	22
Interest expense	13	443	18	317	715	(725)	781
Leasing expenses	—	(446)	11	124	453	—	142
Transaction, integration and restructuring related expenses	—	—	94	26	29	—	149
Selling, general and administrative expenses	83	80	3	142	180	(188)	300

Total Expenses	96	581	126	662	2,124	(913)	2,676
(Loss) income before income taxes and income of investments accounted for under the equity method	(71)	533	(116)	(99)	669	—	916
Provision for income taxes	(1)	(56)	10	(33)	(57)	—	(137)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	29	—	29

Net (loss) income before income from subsidiaries	(72)	477	(106)	(132)	641	—	808
Income (loss) from subsidiaries	882	205	683	988	79	(2,837)	—

Net income (loss)	810	682	577	856	720	(2,837)	808
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	$810	$682	$577	$856	$722	$(2,837)	$810

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$1,047	$919	$757	$842	$(441)	$(2,084)	$1,040
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,094)	(237)	(919)	(701)	867	2,084	—
Depreciation and amortization	—	770	—	72	949	—	1,791
Asset impairment	—	32	—	—	50	—	82
Amortization of debt issuance costs and debt discount	—	13	5	4	34	—	56
Amortization of lease premium intangibles	—	7	—	—	13	—	20
Amortization of fair value adjustments on debt	—	(330)	—	—	(6)	—	(336)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	33	—	2	20	—	55
Maintenance rights write off	—	395	—	22	235	—	652
Maintenance liability release to income	—	(206)	—	(19)	(196)	—	(421)
Net gain on sale of assets	—	(33)	—	(6)	(100)	—	(139)
Deferred income taxes	(7)	98	(22)	28	64	—	161
Restructuring expenses	—	—	—	—	34	—	34
Other	63	13	—	(7)	53	—	122

Cash flow from operating activities before changes in working capital	9	1,474	(179)	237	1,576	—	3,117
Working capital	1,002	911	181	(545)	(1,285)	—	264

Net cash provided by (used in) operating activities	1,011	2,385	2	(308)	291	—	3,381
Purchase of flight equipment	—	(594)	—	(298)	(2,001)	—	(2,893)
Proceeds from sale or disposal of assets	—	998	—	158	1,211	—	2,367
Prepayments on flight equipment	—	(937)	—	(9)	(1)	—	(947)
Collections of finance and sales-type leases	—	26	—	22	26	—	74
Movement in restricted cash	—	—	—	9	81	—	90
Other	—	—	—	(22)	—	—	(22)

Net cash used in investing activities	—	(507)	—	(140)	(684)	—	(1,331)
Issuance of debt	—	1,012	35	—	2,595	—	3,642
Repayment of debt	—	(2,825)	(35)	(8)	(2,346)	—	(5,214)
Debt issuance costs paid	—	(9)	—	(2)	(24)	—	(35)
Maintenance payments received	—	292	—	39	465	—	796
Maintenance payments returned	—	(234)	—	(30)	(241)	—	(505)
Security deposits received	—	57	—	25	120	—	202
Security deposits returned	—	(111)	—	(10)	(150)	—	(271)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(1,021)	—	—	—	—	—	(1,021)

Net cash (used in) provided by financing activities	(1,021)	(1,818)	—	14	408	—	(2,417)

Net (decrease) increase in cash and cash equivalents	(10)	60	2	(434)	15	—	(367)
Effect of exchange rate changes	—	—	—	(1)	—	—	(1)
Cash and cash equivalents at beginning of period	14	769	62	1,366	192	—	2,403

Cash and cash equivalents at end of period	$4	829	64	931	207	—	$2,035

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$1,179	$1,061	$929	$846	$(569)	$(2,269)	$1,177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,262)	(104)	(1,060)	(933)	1,090	2,269	—
Depreciation and amortization	—	868	—	65	910	—	1,843
Asset impairment	—	3	—	—	13	—	16
Amortization of debt issuance costs and debt discount	1	10	5	10	20	—	46
Amortization of lease premium intangibles	—	7	—	—	16	—	23
Amortization of fair value adjustments on debt	—	(435)	—	—	(8)	—	(443)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	65	—	1	10	—	76
Maintenance rights write off	—	350	—	17	262	—	629
Maintenance liability release to income	—	(141)	—	(8)	(95)	—	(244)
Net gain on sale of assets	—	(168)	—	(13)	(2)	—	(183)
Deferred income taxes	(28)	136	(19)	(38)	59	—	110
Restructuring expenses	—	—	—	—	49	—	49
Other	64	(36)	—	34	28	—	90

Cash flow from operating activities before changes in working capital	(46)	1,616	(145)	(19)	1,783	—	3,189
Working capital	846	(587)	193	618	(899)	—	171

Net cash provided by operating activities	800	1,029	48	599	884	—	3,360
Purchase of flight equipment	—	(1,476)	—	(299)	(997)	—	(2,772)
Proceeds from sale or disposal of assets	—	1,083	—	94	391	—	1,568
Prepayments on flight equipment	—	(585)	—	—	(207)	—	(792)
Collections of finance and sales-type leases	—	17	—	12	26	—	55
Movement in restricted cash	—	—	—	(11)	309	—	298
Other	—	(73)	—	—	—	—	(73)

Net cash used in investing activities	—	(1,034)	—	(204)	(478)	—	(1,716)
Issuance of debt	300	2,500	—	—	1,114	—	3,914
Repayment of debt	(300)	(2,010)	—	(8)	(1,726)	—	(4,044)
Debt issuance costs paid	—	(17)	—	—	(32)	—	(49)
Maintenance payments received	—	306	—	24	446	—	776
Maintenance payments returned	—	(244)	—	(20)	(294)	—	(558)
Security deposits received	—	97	—	25	49	—	171
Security deposits returned	—	(83)	—	(47)	(14)	—	(144)
Repurchase of shares and tax withholdings on share-based compensation	(794)	—	—	—	—	—	(794)

Net cash (used in) provided by financing activities	(794)	549	—	(26)	(457)	—	(728)

Net increase (decrease) in cash and cash equivalents	6	544	48	369	(51)	—	916
Effect of exchange rate changes	1	—	—	(9)	5	—	(3)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490

Cash and cash equivalents at end of period	$14	$769	$62	$1,366	$192	$—	$2,403

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2014
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$810	$682	$577	$856	$720	$(2,837)	$808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(882)	(205)	(683)	(988)	(79)	2,837	—
Dividend received	—	—	—	12	—	(12)	—
Depreciation and amortization	—	501	—	53	728	—	1,282
Asset impairment	—	3	—	—	19	—	22
Amortization of debt issuance costs and debt discount	3	304	—	25	(246)	—	86
Amortization of lease premium intangibles	—	5	—	—	13	—	18
Amortization of fair value adjustments on debt	—	(325)	—	—	(6)	—	(331)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	38	—	1	33	—	72
Maintenance rights write off	—	68	—	9	54	—	131
Maintenance liability release to income	—	(24)	—	(5)	(63)	—	(92)
Net gain on sale of assets	—	(8)	—	(10)	(20)	—	(38)
Deferred income taxes	—	56	10	33	17	—	116
Other	43	—	—	17	42	—	102

Cash flow from operating activities before changes in working capital	(26)	1,095	(96)	3	1,212	(12)	2,176
Working capital	163	389	110	(718)	194	—	138

Net cash provided by (used in) operating activities	137	1,484	14	(715)	1,406	(12)	2,314
Purchase of flight equipment	—	—	—	(1,198)	(892)	—	(2,090)
Proceeds from sale or disposal of assets	21	—	—	738	(189)	—	570
Prepayments on flight equipment	—	—	—	(2)	(456)	—	(458)
Acquisition of ILFC, net of cash acquired	—	(2,400)	—	2,205	—	—	(195)
Collections of finance and sales-type leases	—	(4)	—	12	33	—	41
Movement in restricted cash	—	—	—	(2)	284	—	282

Net cash provided by (used in) investing activities	21	(2,404)	—	1,753	(1,220)	—	(1,850)
Issuance of debt	75	3,400	—	43	1,894	—	5,412
Repayment of debt	(225)	(2,353)	—	(10)	(2,239)	—	(4,827)
Debt issuance costs paid	—	(45)	—	(20)	(70)	—	(135)
Maintenance payments received	—	195	—	42	325	—	562
Maintenance payments returned	—	(89)	—	(101)	(96)	—	(286)
Security deposits received	—	39	—	9	59	—	107
Security deposits returned	—	(2)	—	(133)	36	—	(99)
Dividend paid	—	—	—	—	(12)	12	—

Net cash (used in) provided by financing activities	(150)	1,145	—	(170)	(103)	12	734

Net increase in cash and cash equivalents	8	225	14	868	83	—	1,198
Effect of exchange rate changes	(1)	—	—	(2)	(1)	—	(4)
Cash and cash equivalents at beginning of period	—	—	—	140	156	—	296

Cash and cash equivalents at end of period	$7	$225	$14	$1,006	$238	$—	$1,490

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$1,047	$919	$757	$842	$(434)	$(2,084)	$1,047
Other comprehensive (loss) income:
Net change in fair value of derivatives, net of tax	—	—	—	—	6	—	6
Actuarial loss on pension obligations, net of tax	—	—	—	(2)	—	—	(2)

Total other comprehensive (loss) income	—	—	—	(2)	6	—	4

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,047	$919	$757	$840	$(428)	$(2,084)	$1,051

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$1,179	$1,061	$929	$846	$(567)	$(2,269)	$1,179
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Actuarial gain on pension obligations, net of tax	—	—	—	—	—	—	—

Total other comprehensive income	—	—	—	—	—	—	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,179	$1,061	$929	$846	$(567)	$(2,269)	$1,179

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

32. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2014
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$810	$682	$577	$856	$722	$(2,837)	$810
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	5	—	5
Actuarial gain (loss) on pension obligations, net of tax	—	—	—	3	(5)	—	(2)

Total other comprehensive income	—	—	—	3	—	—	3
Share of other comprehensive income (loss) from subsidiaries	3	—	—	—	—	(3)	—

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$813	$682	$577	$859	$722	$(2,840)	$813

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

33. Subsequent events

        In January 2017, AICDC and AerCap Trust co-issued $600.0 million aggregate principal amount of 3.50% senior unsecured notes due 2022, which are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and the Subsidiary Guarantors. The proceeds from the offering were used for general corporate purposes.

        In February 2017, our Board of Directors approved a new share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.