Form 20-F
period 2017-12-31
AerCap Holdings N.V.
filed 2018-03-09
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ordinary Shares, Euro 0.01 par value	152,992,101

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

Large accelerated filer ☒	Accelerated filer ☐	Non accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

        If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

        †The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

TABLE OF DEFINITIONS

ACSAL	Acsal Holdco, LLC
AeroTurbine	AeroTurbine, Inc.
AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Ireland	AerCap Ireland Limited
AerCap Trust	AerCap Global Aviation Trust
AerDragon	AerDragon Aviation Partners Limited and Subsidiaries
AerLift	AerLift Leasing Limited and Subsidiaries
AICDC	AerCap Ireland Capital Designated Activity Company (formerly registered as AerCap Ireland Capital Limited), a designated activity company with limited liability incorporated under the laws of Ireland
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
ALS II	Aircraft Lease Securitisation II Limited
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
EPS	Earnings per share
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
ILFC	International Lease Finance Corporation
ILFC Transaction	The purchase by AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, of 100% of ILFC's common stock from AIG on May 14, 2014
IRS	Internal Revenue Service
Junior Subordinated Notes	$500 million of junior subordinated notes due 2045
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary
Peregrine	Peregrine Aviation Company Limited and Subsidiaries
SEC	U.S. Securities and Exchange Commission

Share Repurchase from AIG	The repurchase by AerCap of 15,698,588 of its ordinary shares from AIG for consideration equal to $750 million on June 9, 2015
SPE	Special purpose entity
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity
Waha	Waha Capital PJSC

 SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This annual report includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions "Item 3. Key Information—Risk Factors—Risks related to our business," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

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

  •
  development of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

  •
  competitive pressures within the industry;

  •
  the negotiation of aircraft management services contracts;

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

  •
  the risks set forth in "Item 3. Key Information—Risk Factors" included in this annual report.

        The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.        Offer Statistics and Expected Timetable

        Not applicable.

Item 3.        Key Information

Selected financial data

        The following tables present AerCap Holdings N.V.'s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.'s audited Consolidated Financial Statements and related notes and "Item 5. Operating and Financial Review and Prospects." The financial information presented as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 was derived from AerCap Holdings N.V.'s audited Consolidated Financial Statements included in this annual report. The financial information presented as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 was derived from AerCap Holdings N.V's. audited Consolidated Financial Statements not included in this annual report.

Consolidated Balance Sheet Data

	As of December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands)
Assets
Cash and cash equivalents	$1,659,669	$2,035,447	$2,403,098	$1,490,369	$295,514
Restricted cash	364,456	329,180	419,447	717,388	272,787
Flight equipment held for operating leases, net	32,396,827	31,501,973	32,219,494	31,984,668	8,085,947
Maintenance rights intangible and lease premium, net	1,501,858	2,167,925	3,139,045	3,906,026	9,354
Prepayments on flight equipment	2,930,303	3,265,979	3,300,426	3,486,514	223,815
Other assets	3,187,031	2,319,949	2,267,989	2,134,928	451,825

Total Assets	$42,040,144	$41,620,453	$43,749,499	$43,719,893	$9,339,242

Liabilities and Equity
Debt	28,420,739	27,716,999	29,641,863	30,254,905	6,124,993
Other liabilities	4,980,591	5,321,190	5,681,827	5,522,440	785,017

Total Liabilities	33,401,330	33,038,189	35,323,690	35,777,345	6,910,010
Total AerCap Holdings N.V. shareholders' equity	8,579,710	8,524,447	8,348,963	7,863,777	2,425,372
Non-controlling interest	59,104	57,817	76,846	78,771	3,860

Total Equity	8,638,814	8,582,264	8,425,809	7,942,548	2,429,232

Total Liabilities and Equity	$42,040,144	$41,620,453	$43,749,499	$43,719,893	$9,339,242

Consolidated Income Statement Data

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue	$4,713,802	$4,867,623	$4,991,551	$3,449,571	$976,147
Net gain on sale of assets	229,093	138,522	183,328	37,497	41,873
Other income	94,598	145,986	112,676	104,491	32,046

Total Revenues and other income	5,037,493	5,152,131	5,287,555	3,591,559	1,050,066
Expenses
Depreciation and amortization	1,727,296	1,791,336	1,843,003	1,282,228	337,730
Asset impairment	61,286	81,607	16,335	21,828	26,155
Interest expense	1,112,391	1,091,861	1,099,884	780,349	226,329
Other operating expenses	537,752	582,530	522,413	141,572	49,023
Transaction, integration and restructuring related expenses	14,605	53,389	58,913	148,792	10,959
Selling, general and administrative expenses	348,291	351,012	381,308	299,892	89,079

Total Expenses	3,801,621	3,951,735	3,921,856	2,674,661	739,275

Income before income taxes and income of investments accounted for under the equity method	1,235,872	1,200,396	1,365,699	916,898	310,791
Provision for income taxes	(164,718)	(173,496)	(189,805)	(137,373)	(26,026)
Equity in net earnings of investments accounted for under the equity method	9,199	12,616	1,278	28,973	10,637

Net income	$1,080,353	$1,039,516	$1,177,172	$808,498	$295,402
Net (income) loss attributable to non-controlling interest	(4,202)	7,114	1,558	1,949	(2,992)

Net income attributable to AerCap Holdings N.V.	$1,076,151	$1,046,630	$1,178,730	$810,447	$292,410

Basic earnings per share	$6.68	$5.64	$5.78	$4.61	$2.58
Diluted earnings per share	$6.43	$5.52	$5.72	$4.54	$2.54

RISK FACTORS

Risks related to our business

We require significant capital to fund our business.

        As of December 31, 2017, we had 438 new aircraft on order, which will require substantial aircraft purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling aircraft. Our typical sources of funding may not be sufficient to meet our liquidity needs, in which case we may be required to raise capital from new sources, including by issuing new types of debt, equity or hybrid securities.The issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders.

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

        Our ability to make payments on, or repay or refinance, our debt, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in the agreements governing our debt. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt and to satisfy our other liquidity needs.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and aircraft purchases, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our aircraft purchase commitments as they come due.

Despite our substantial indebtedness, we might incur significantly more debt.

        Despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and meeting our contractual obligations. The agreements relating to our debt, including our indentures, term loan facilities, ECA guaranteed financings, revolving credit facilities, securitizations, and other financings do not prohibit us from incurring additional debt. As of December 31, 2017, we had approximately $6.7 billion of undrawn lines of credit available under our credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.

        The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.3 billion and debt issuance costs and debt discounts of $0.2 billion, was approximately $28.3 billion as of December 31, 2017 (approximately 67% of our total assets as of December 31, 2017), and our interest payments were $1.2 billion for the year ended December 31, 2017. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.

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

        We use a mix of fixed rate and floating rate debt to finance our business. Any increase in our cost of borrowing directly impacts our net income. Our cost of borrowing is affected primarily by the market's assessment of our credit risk and fluctuations in interest rates and general market conditions. Interest rates that we obtain on our debt financings can fluctuate based on, among other things, changes in views of our credit risk, fluctuations in U.S. Treasury rates and LIBOR rates, as applicable, changes in credit spreads and swap spreads, and the duration of the debt being issued. Increased interest rates prevailing in the market at the time of our incurrence of new debt will also increase our interest expense. If interest rates increase, we will be obligated to make higher interest payments to the lenders of our floating rate debt to the extent that it is not hedged. Please refer to "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk" for further details on our interest rate risk. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations.

        Moreover, if interest rates were to rise sharply, we would not be able to fully offset immediately the negative impact on our net income by increasing lease rates, even if the market were able to bear the increased lease rates. Our leases are generally for multiple years with fixed lease rates over the life of the lease and, therefore, lags will exist because our lease rates with respect to a particular aircraft cannot generally be increased until the expiration of the lease.

        Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenue generated from leases with lease rates tied to floating interest rates. During the year ended December 31, 2017, approximately 4.9% of our basic lease rents from aircraft under operating leases was derived from such leases. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates than if no interest rate decrease had occurred and our lease revenue will be adversely affected.

Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs, which could adversely impact our financial results.

        We are currently subject to periodic review by independent credit rating agencies S&P, Moody's and Fitch, each of which currently maintains an investment grade rating with respect to us. Our ability to obtain secured or unsecured debt financing and our cost of secured or unsecured debt financing is dependent, in part, on our credit ratings. Maintaining our credit ratings depends in part on strong financial results and in part on other factors, including the outlook of the rating agencies on our sector and on the market generally. A credit rating downgrade could negatively impact our ability to obtain secured or unsecured financing and increase our borrowing costs.

        We cannot assure you that these credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn. Ratings are not a recommendation to buy, sell or hold any security, and each agency's rating should be evaluated independently of any other agency's rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could increase our corporate borrowing costs and limit our access to the capital markets, which could adversely impact our financial results.

The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.

        Certain of our indentures, term loan facilities, ECA guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit or prohibit our ability to, among other things:

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

        The agreements governing certain of our indebtedness also contain financial covenants, including requirements that we comply with certain loan-to-value, interest coverage and leverage ratios. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

        Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our financing agreements would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.

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

        The supply and demand for aircraft is affected by various factors that are outside of our control, including:

  •
  passenger and air cargo demand;

  •
  fuel costs, inflation and general economic conditions;

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

        In addition, recent and future political developments, including developments as a result of the policies of the current U.S. presidential administration or policies pursued in Europe, could result in increased regulation of trade, which could adversely impact demand for aircraft.

        As demand for particular aircraft declines as a result of any of these factors, lease rates for that type of aircraft are likely to correspondingly decline, the residual values of that type of aircraft could be negatively impacted, and we may be unable to lease such aircraft on favorable terms, if at all. In addition, the risks associated with a decline in demand for a particular aircraft model or type increase if we acquire a high concentration of such aircraft. For example, as of December 31, 2017, we had 438 new aircraft on order, including 222 Airbus A320neo Family aircraft, 104 Boeing 737MAX aircraft, 53 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and nine Airbus A350 aircraft. If demand declines for a model or type of aircraft of which we own or will acquire a relatively high concentration, it could materially and adversely affect our financial results.

The value and lease rates of our aircraft could decline.

        Aircraft values and lease rates have occasionally experienced sharp decreases due to a number of factors, including, but not limited to, decreases in passenger air travel and air cargo demand, changes in fuel costs, inflation, government regulation and changes in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft, including:

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

  •
  the negotiability of clear title free from mechanic's liens and encumbrances;

  •
  any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

  •
  decrease in the creditworthiness of lessees;

  •
  compatibility of aircraft configurations or specifications with other aircraft owned by operators of that type;

  •
  comparative value based on newly manufactured competitive aircraft; and

  •
  the availability of spare parts.

        Any decrease in the value or lease rates of our aircraft that results from the above factors or other factors may have a material adverse effect on our financial results.

Strong competition from other aircraft lessors could adversely affect our financial results.

        The aircraft leasing industry is highly competitive. Our competition is primarily comprised of major aircraft leasing companies, but we may also encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers;

  •
  financial institutions, including those seeking to dispose of repossessed aircraft at distressed prices;

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

  •
  competition;

  •
  economic conditions, inflation and currency fluctuations in the countries and regions in which a lessee operates;

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

        The global financial markets can be highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Many of our lessees have expanded their airline operations through borrowings and are leveraged. These lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable, or available only at high interest costs or on unfavorable terms, and to the extent financial markets do not provide equity financing as an alternative, our lessees' operations and operating results may be materially and adversely affected and they may not comply with their respective payment obligations to us.

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

        Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, including as a result of the United Kingdom's June 2016 referendum to withdraw from the EU (commonly referred to as "Brexit"). The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business. Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the "EMU") or the exit of additional countries from the EU. If one or more countries exits the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that political events in Europe could lead to the complete dissolution of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

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

  •
  special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long-lived assets stemming from the grounding of aircraft as a result of terrorist attacks, economic conditions and airline reorganizations; and

  •
  an airline becoming insolvent and/or ceasing operations.

        For example, as a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, passenger and cargo demand for air travel decreased, and operators faced difficulties in acquiring war risk and other insurance at reasonable costs. Sanctions against Russia, uncertainty regarding tensions between Ukraine and Russia, the situation in Iraq and Syria, the Israeli/Palestinian conflict, tension over the nuclear program of North Korea, political instability in the Middle East and North Africa, the territorial disputes between Japan and China and the recent tensions in the South China Sea could lead to further instability in these regions.

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

        We may be exposed to increased maintenance costs for our leased aircraft if lessees fail to properly maintain the aircraft or pay supplemental maintenance rents. Under our leases, our lessees are primarily responsible for maintaining our aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. If a lessee fails to perform required maintenance on our aircraft during the term of the lease, the aircraft's market value may decline, which would result in lower revenues from its subsequent lease or sale, or the aircraft might be grounded. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs, which could be substantial, upon the termination of the applicable lease to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rents paid by our lessees may not be sufficient to fund such maintenance costs. If our lessees fail to meet their obligations to pay supplemental maintenance rents or fail to perform required scheduled maintenance, or if we are required to incur unexpected maintenance costs, our financial results may be materially and adversely affected.

Our lessees may fail to adequately insure our aircraft.

        While an aircraft is on lease, we do not directly control its operation. Nevertheless, because we hold title to the aircraft, we could be held liable for losses resulting from its operation under one or more legal theories in certain jurisdictions around the world, or at a minimum, we might be required to expend resources in our defense. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, such operational liabilities. However, some lessees may fail to maintain adequate insurance coverage during a lease term, which, although constituting a breach of the lease, would require us to take some corrective action, such as terminating the lease or securing insurance for the aircraft.

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

        If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft promptly and at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.

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

        The market may not be able to absorb the scheduled production increases announced by Airbus and Boeing. If the additional capacity scheduled to be produced by the manufacturers exceeds demand, the resulting overcapacity could have a negative effect on aircraft values and lease rates. If overall lending to purchasers of aircraft does not increase in line with the increased aircraft production, the cost of lending or the ability to obtain debt to finance aircraft purchases could be negatively affected. Any such decrease in aircraft values and lease rates, or increase in the cost or availability of funding, could materially and adversely affect our financial results.

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

  •
  reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio; and

  •
  technical or other difficulties with aircraft after delivery that subject such aircraft to operating restrictions or groundings, resulting in a decline in value and lease rates of such aircraft and impairing our ability to lease or dispose of such aircraft on favorable terms.

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

        We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, please refer to Note 29—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.

Our international operations expose us to geopolitical, economic and legal risks associated with a global business.

        We conduct our business in many countries. There are risks inherent in conducting our business internationally, including:

  •
  general political and economic instability in international markets;

  •
  limitations or the repatriation of our assets;

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

We may enter into strategic ventures that pose risks, including a lack of complete control over the enterprise, and potential unforeseen risks, any of which could adversely impact our financial results.

        We may occasionally enter into strategic ventures or investments with third parties in order to take advantage of favorable financing opportunities, to share capital or operating risk, or to earn aircraft management fees. These strategic ventures and investments may subject us to various risks, including those arising from our possessing limited decision-making rights in the enterprise or over the related aircraft. If we were unable to resolve a dispute with a strategic partner who controls ultimate decision-making in such a venture or retains material managerial veto rights, we might reach an impasse which may lead to the liquidation of our investment at a time and in a manner that would result in our losing some or all of our original investment and/or the incurrence of other losses, which could adversely impact our financial results.

We are indirectly subject to many of the economic and political risks associated with emerging markets.

        We derive substantial lease revenue (approximately 57% in 2017, 59% in 2016 and 60% in 2015) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise as a result of these events could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

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

        Our international operations expose us to trade and economic sanctions, export controls and other restrictions imposed by the United States, the United Kingdom, or other governments or organizations. For example, the U.S. Departments of Justice, Commerce, State and Treasury and other U.S. federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act, and other U.S. federal statutes and regulations, including those established by the Office of Foreign Asset Control. Under these laws and regulations, the U.S. government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of any of these laws or regulations could materially and adversely impact our business, operating results, and financial condition.

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

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations that require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization ("ICAO") have adopted a more stringent set of standards for noise levels that apply to engines manufactured or certified beginning in 2006. Currently, United States regulations do not require any phase-out of aircraft that qualify with the older standards, but the EU has established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of certain of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

        In addition to more stringent noise restrictions, the United States, EU and other jurisdictions have imposed more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore our older engines could be subject to existing or new emissions limitations or indirect taxation. For example, the EU issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any EU country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. In addition, the United States Environmental Protection Agency ruled that jet engine exhaust endangers public health by contributing to climate change, increasing the likelihood that regulations will be proposed in this regard. Limitations on emissions such as the one in the EU could favor younger, more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

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

        We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable from their undiscounted cash flows. If the gross cash flow test fails, the difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain aircraft types, high fuel prices and development of more fuel efficient aircraft shortening the useful lives of certain aircraft, management's expectations that certain aircraft are more likely than not to be parted-out or otherwise disposed of sooner than their expected life, and new technological developments. Cash flows supporting carrying values of older aircraft are more dependent upon current lease contracts. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

        If economic conditions deteriorate, we may be required to recognize impairment losses. In that event, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed, including the duration of the economic downturn and the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long-lived assets, especially for older aircraft. If so, it is possible that an impairment may be triggered for other long-lived assets in the future and that any such impairment amounts may be material. As of December 31, 2017, 173 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 6% of the net book value of our total flight equipment and lease-related assets and liabilities as of December 31, 2017.

A cyberattack could lead to a material disruption of our IT systems or the IT systems of our third party providers and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

        Parts of our business depend on the secure operation of our information technology, or IT, systems and the IT systems of our third party providers to manage, process, store and transmit information associated with aircraft leasing. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems or the IT security systems of our third party providers, causing an IT security breach, could lead to a material disruption of our IT systems or the IT systems of our third party providers, as applicable, and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We could suffer material damage to, or interruptions in, our IT systems or the IT systems of our third party providers as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software.

        We depend largely upon our IT systems and the IT systems of our third party providers in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to these IT systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of IT-related projects that will require ongoing IT-related development and conversion of existing systems. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our IT systems may have a material adverse effect on our business or results of operations.

Risks related to our organization and structure

We are a public limited liability company incorporated in the Netherlands ("naamloze vennootschap" or "N.V.") and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were incorporated under the laws of the Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of the Netherlands and our articles of association. The rights of shareholders under the laws of the Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and executive officers and most of our assets and the assets of many of our directors are located outside the United States. In addition, our articles of association do not provide for U.S. courts as a venue for, or for the application of U.S. law to, lawsuits against us, our directors and executive officers. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against us or them based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the Dutch courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

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

        Substantially all of our assets are held by, and substantially all of our revenues are generated by our subsidiaries. While we do not currently, and do not currently intend to, pay dividends, we will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. A substantial portion of our owned aircraft are held through SPEs or finance structures that borrow funds to finance or refinance the aircraft. The terms of these financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

        As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers and directors are exempt from the periodic reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. As a result, there may be less publicly available information concerning us than there is for a company that files as a domestic issuer.

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

        We do not believe we will be classified as a PFIC for 2017. We cannot yet make a determination as to whether we will be classified as a PFIC for 2018 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Item 10. Additional Information—Taxation—U.S. tax considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

        Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2017, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. Our Irish tax resident group companies intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to offset future income with tax losses arising from the same trading activity.

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

        Tax laws and the practice of the local tax authorities in the jurisdictions in which we reside, in which we conduct activities or operations, or where our aircraft or lessees of our aircraft are located may change in the future. Such changes in tax law or practice could result in additional taxes for us or our shareholders. On December 22, 2017, the United States enacted new tax legislation (the "Tax Legislation") that significantly revises the Internal Revenue Code of 1986, as amended (the "Code"). The Tax Legislation included, among other things, a reduction of the U.S. corporate income tax rate, limits on the deductibility of business interest, the ability to deduct certain capital expenditures and a new minimum tax on certain payments to non-U.S. affiliates of U.S. corporations. The impact of the Tax Legislation on the business and operations of our U.S. subsidiaries is currently unclear. We are currently conducting an analysis of the Tax Legislation as enacted and its effect on our business. In addition, the Tax Legislation is unclear in certain respects and will require interpretations and implementing regulations by the IRS, and could also be subject to potential amendments and technical corrections by Congress. Investors should consult with their tax advisors with respect to the effects of the Tax Legislation on their investment in our common shares.

The introduction of Base Erosion and Profit Shifting ("BEPS") by the Organization for Economic Cooperation and Development's ("OECD") may impact our effective rate of tax in future periods.

        The OECD issued various final reports under its BEPS action plan in October 2015 ("the BEPS Plan"). The OECD's reports cover issues such as the prevention of abuse of tax treaties, deductibility of interest costs, determination of permanent establishments and transfer pricing of services. Certain of the proposed BEPS changes to existing double tax treaties may be implemented by means of a Multi-lateral Instrument ("MLI"). On June 7, 2017, representatives from over 70 countries, including Ireland, participated in the OECD signing ceremony for the MLI. The MLI seeks to implement agreed tax treaty-related measures combating tax avoidance into bilateral existing tax treaties without the need to renegotiate a new treaty. It is possible that the MLI may have effect from as early as January 1, 2019, but the effective date could be later. Further changes to tax law will be required in order to fully implement the BEPS Plan. At this moment, it is difficult to determine what further BEPS actions the governments of the jurisdictions in which we operate will implement. Depending on the nature of the BEPS action plans adopted, it may result in an increase in our effective tax rate in future periods.

The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.

        The EU Commission has published a draft Anti-Tax Avoidance Directive ("EU ATAD") which seeks to oblige all member states to introduce a number of anti-tax avoidance measures. Many of these measures have been derived from the OECD's BEPS initiative and there are a number of similarities between the OECD proposals and EU ATAD. However, even where there are common concepts between the OECD BEPS initiative and EU ATAD, there are a number of differences in detail.

        Most of the measures contained in the EU ATAD are due to be implemented with effect from January 1, 2019, though certain measures may be deferred to 2024 in certain circumstances. The EU ATAD contemplates the introduction of various measures, including a restriction on the deductibility of interest, an exit charge, controlled foreign company rules and a general anti-avoidance rule. Furthermore, each member state will need to introduce EU ATAD in its own domestic law (to the extent the relevant member state's domestic tax law does not currently contain equivalent provisions) which may lead to some variances between EU member states. As such, until the detailed provisions for the implementation of the EU ATAD are known in each relevant country (including Ireland), it is difficult to be conclusive about the directive's potential impact on us.

Item 4.        Information on the Company

History and development of the Company

        AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company ("naamloze vennootschap" or "N.V.") on July 10, 2006. On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on the New York Stock Exchange (the "NYSE"). On August 6, 2007, we completed the secondary offering of 20.0 million additional ordinary shares on the NYSE. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Fort Lauderdale, Shanghai and Abu Dhabi. We also have representative offices at the world's largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

        As of December 31, 2017, we had 167,847,345 ordinary shares issued, including 152,992,101 ordinary shares issued and outstanding, and 14,855,244 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 3,007,752 shares of unvested restricted stock.

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

Capital expenditures

        Our primary capital expenditure is the purchase of aircraft under aircraft purchase agreements with Airbus, Boeing and Embraer. Please refer to "Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources" for a detailed discussion of our capital expenditures currently in progress. The following table presents our capital expenditures for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(U.S. Dollars in thousands)
Purchase of flight equipment	$3,956,671	$2,892,731	$2,772,110
Prepayments on flight equipment	1,268,585	947,419	791,546

Business overview

Aircraft leasing

        We are a global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

        We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2017, we owned 980 aircraft and we managed 113 aircraft. As of December 31, 2017, we also had 438 new aircraft on order, including 222 Airbus A320neo Family aircraft, 104 Boeing 737MAX aircraft, 53 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and nine Airbus A350 aircraft. As of December 31, 2017, the average age of our 980 owned aircraft fleet, weighted by net book value, was 6.8 years and as of December 31, 2016, the average age of our 1,022 owned aircraft fleet, weighted by net book value, was 7.4 years.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2017, we executed 402 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2017, our weighted average owned aircraft utilization rate was 99.1%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft.

Aircraft leases and transactions

        We lease most of our aircraft to airlines under operating leases. Under these leases, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase all of their aircraft, many airlines acquire aircraft under operating leases because this reduces their capital requirements and costs and allows them to manage their fleet more efficiently as aircraft are returned over time. Since the 1970's and the creation of aircraft leasing pioneers Guinness Peat Aviation ("GPA") and ILFC, the world's airlines have increasingly turned to operating leases to meet their aircraft needs. As of December 31, 2017, our owned and managed aircraft were leased to approximately 200 customers in approximately 80 countries. Over the life of our aircraft, we seek to increase the returns on our investments by managing the lease rates, time off-lease and financing and maintenance costs, and by carefully timing their sale.

        Our current operating aircraft leases have initial terms ranging in length up to approximately 16 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease.

        Well in advance of the expiration of an operating lease, we prioritize entering into a lease extension with the then-current operator. This reduces our risk of aircraft downtime as well as aircraft transition costs. The terms of our lease extensions reflect the market conditions at the time and typically contain different terms from the original lease. Should a lessee not be interested in extending a lease, or if we believe we can obtain a more favorable return on the aircraft, we will explore other options, including sale of the aircraft. If we enter into a lease agreement for the same aircraft with a different lessee, we generally do so well in advance of the scheduled return date of the aircraft. When the aircraft is returned, there may be maintenance work to be performed before the aircraft transitions to the next lessee. Upon redelivery, an aircraft is usually delivered to the next lessee in fewer than two months.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments by minimizing any time that our aircraft are not generating revenue for us. We successfully executed 402 aircraft transactions during the year ended December 31, 2017.

        The following table provides details regarding the aircraft transactions we executed during the years ended December 31, 2017, 2016 and 2015. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2017	2016	2015	Total
Owned portfolio
New leases on new aircraft	59	72	56	187
New leases on used aircraft	51	75	108	234
Extensions of lease contracts	105	113	97	315
Aircraft purchases	58	38	46	142
Aircraft sales and part-outs	99	124	68	291
Managed portfolio
New leases on used aircraft	4	7	3	14
Extensions of lease contracts	11	12	12	35
Aircraft sales and part-outs	15	17	15	47

Total aircraft transactions	402	458	405	1,265

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

        All of our lessees are responsible for the maintenance and repair of the leased aircraft as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2017, 464 (approximately 47%) of our 980 owned aircraft leases and as of December 31, 2016, 510 (approximately 50%) of our 1,022 owned aircraft leases, provided for the payment of supplemental maintenance rents.

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

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including shares and promissory notes. In some cases, we have been required to repossess a leased aircraft and, in those cases, we have usually exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft were completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft.

Scheduled lease expirations

        The following table presents the scheduled lease expirations (for the minimum non-cancelable period, which does not include contracted unexercised lease extension options) for our owned aircraft under operating leases by aircraft type as of December 31, 2017:

Aircraft type	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Airbus A320 Family	41	69	74	55	34	38	19	11	—	4	6	1	—	—	352
Airbus A320neo Family	—	—	—	—	—	—	—	1	—	—	14	27	1	4	47
Airbus A330	8	9	11	5	12	10	6	—	—	1	—	—	—	—	62
Airbus A350	—	—	—	—	—	—	—	—	—	2	6	7	—	—	15
Boeing 737NG	16	22	19	21	18	25	31	17	34	26	6	—	—	—	235
Boeing 767	7	11	6	4	—	—	2	—	—	—	—	—	—	—	30
Boeing 777-200ER	5	—	4	1	—	2	1	—	—	—	—	—	—	—	13
Boeing 777-300/300ER	7	10	2	1	2	1	1	3	—	1	—	—	—	—	28
Boeing 787	—	—	—	—	—	5	6	4	13	12	6	14	—	2	62
Other	4	7	2	11	—	—	1	—	—	—	—	—	—	—	25

Total (a)(b)	88	128	118	98	66	81	67	36	47	46	38	49	1	6	869

(a)
Includes aircraft that have been re-leased or for which the lease has been extended.
(b)
Excludes 26 off-lease aircraft. As of March 2, 2018, 23 of the off-lease aircraft were re-leased or under commitments for re-lease and three aircraft were designated for sale or part-out.

Principal markets and customers

        The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2017:

Lessee	Percentage of 2017 lease revenue
American Airlines	6.9%
Emirates	4.7%
Air France	4.6%
China Southern Airlines	3.7%
LATAM Airlines	3.6%

Total	23.5%

        We lease our aircraft to lessees located in numerous and diverse geographical regions. The following table presents the percentage of our lease revenue by region based on our lessee's principal place of business for the years ended December 31, 2017, 2016 and 2015:

Year Ended December 31,
	2017	2016	2015
Asia/Pacific/Russia	35%	36%	36%
Europe	31%	31%	32%
United States/Canada/Caribbean	14%	14%	14%
Latin America	10%	9%	8%
Africa/Middle East	10%	10%	10%

Total	100%	100%	100%

        For further geographic information on our lease revenue and long-lived assets, refer to Note 20—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft services

        We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2017, we had aircraft management and administration and/or cash management service contracts with eight parties that owned 113 aircraft. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to manage our own aircraft, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:

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

  •
  providing market research.

        We charge fees for our aircraft management services based on a mixture of fixed and rental-based amounts, but we also receive performance-based fees related to the managed aircraft lease revenues or sale proceeds.

        We provide cash management and administrative services to securitization vehicles and joint ventures. Cash management services consist primarily of treasury services such as the financing, refinancing, hedging and ongoing cash management of these vehicles. Our administrative services consist primarily of accounting and corporate secretarial services, including the preparation of budgets and financial statements and, in the case of some securitization vehicles, liaising with the debt rating agencies.

Engine, parts and supply chain solutions

        At the end of 2015, we decided to restructure and downsize the AeroTurbine business. Please refer to Note 25—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for detail of the AeroTurbine-related restructuring expenses we recorded during the years ended December 31, 2017, 2016 and 2015.

        Prior to the restructuring and downsizing, AeroTurbine provided engine leasing, certified aircraft engines, airframes, and engine parts, and supply chain solutions, and was capable of disassembling aircraft and engines into parts. AeroTurbine sold airframe parts primarily to airlines, maintenance, repair and maintenance service providers, and aircraft parts distributors. AeroTurbine also provided us with part-out and engine leasing capabilities.

Our business strategy

        We develop our aircraft leasing business by executing on our focused business strategy, the key components of which are as follows:

Manage the profitability of our aircraft portfolio

        Manage the long-term profitability of our aircraft portfolio by selectively:

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

Efficiently manage our liquidity

        Our management analyzes sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2017, we raised approximately $12.6 billion of financing, including through bank debt, revolving credit facilities and note issuances in the debt capital markets.

        We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive purchasing opportunities that arise in the market. As of December 31, 2017, we had approximately $6.7 billion of undrawn lines of credit available under our credit and term loan facilities and $1.7 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of aircraft to generate additional cash flows. Please refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

Manage our aircraft portfolio

        We intend to maintain an attractive portfolio of in-demand aircraft by acquiring new aircraft directly from aircraft manufacturers, executing purchase and leasebacks with airlines, assisting airlines with refleetings, and through other opportunistic transactions. We rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will experience an increase in demand and value over a prolonged period of time. In addition, we intend to continue to rebalance our aircraft portfolio through sales to maintain the appropriate mix of aviation assets by customer concentration, age and aircraft type.

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

Relationship with Airbus and Boeing and other manufacturers

        We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2017 and our order backlog. We are also the launch customer of the Embraer E2 program, with an order for 50 E-Jets E2 aircraft which are scheduled for entry into service in 2018. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable terms and conditions, including pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities, including additional orders, purchasing selective new aircraft on short notice, and facilitating manufacturer targets by purchasing used aircraft from airlines seeking to renew their fleets.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet customer requirements. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our primary competitor is GE Capital Aviation Services, and we compete, to a lesser extent, with a number of smaller aircraft leasing companies.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft.

        In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking and terrorism and, where permitted, including confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment or fleet aggregate limits in certain circumstances). Our lessees are also required to carry aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessees' insurance brokers.

        We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy fails to indemnify us. In addition, we carry customary insurance for our property, which is subject to customary deductibles and exclusions. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

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

        Please refer to "Item 3—Risk Factors—Risks related to our business—We are subject to various risks and requirements associated with transacting business in many countries," "Item 3—Risk Factors—Risks related to our business—Our ability to operate in some countries is restricted by foreign regulations and controls on investments," "Item 3—Risk Factors—Risks related to our business—Our aircraft are subject to various environmental regulations," and "Item 3—Risk Factors—Risks related to our business—Our operations are subject to various environmental regulations" for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.

Litigation

        Please refer to Note 29—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.

Trademarks

        We have registered the "AerCap" name with the European Union Intellectual Property Office ("EUIPO") and the United States Patent and Trademark Office ("USPTO"), as well as filed the "AerCap" trademark with the World Intellectual Property Organization International (Madrid) Registry ("WIPO") and various local trademark authorities. The "AeroTurbine" trademark has been registered with WIPO and USPTO.

Culture and values

        At AerCap, we strive to conduct our business with integrity and in an honest and responsible manner and to build and maintain long-term, mutually beneficial relationships with our customers, suppliers, shareholders, employees and other stakeholders. We shall similarly respect the legitimate interests of those with whom we have relationships. In our business dealings we expect our partners to adhere to business principles consistent with our own. These values are further specified in our code of conduct and our ethics-related compliance policies, procedures, trainings and programs. Ethical behavior is strongly promoted by the management team. The Company has an excellent track record in relation to ethics and compliance. These ethical values are reflected in the Company's long-term strategy and our way of doing business.

Sustainability and community

        During 2017, the Board discussed and reviewed our approach to corporate social responsibility ("CSR") related topics and other values that contribute to a culture focused on long-term value creation. Renewing our aircraft portfolio through the acquisition of new, modern technology aircraft while disposing of older aircraft has a positive impact on the environment, as these new technology aircraft are more fuel-efficient and generate significantly less pollution and noise than older aircraft and engines. AerCap is committed to the efficient use of resources and the reduction of unnecessary waste. Our head office in Dublin has been certified for sustainability pertaining to such matters as building materials, energy and water use and accessibility. Our office buildings in Los Angeles and Singapore hold similar green building certifications.

        AerCap participates in a number of charitable events and industry related educational schemes. We have established a CSR Steering Committee to oversee the selection of charitable themes and charity partners, and the implementation of charitable donations. A number of charitable donations involve the matching of funds raised through AerCap employee team efforts for the benefit of local community projects. The Company, along with other major aircraft leasing companies, is a sponsor of a prestigious master's in aviation finance program at a renowned university. In addition to the sponsorship, this program involves lectures by some of our key employees and internships provided by the Company to a number of international students from the program, in line with the global nature and identity of the Company and our business.

Flight equipment

Aircraft portfolio

        The following table presents our aircraft portfolio by type of aircraft as of December 31, 2017:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	370	21%	52	—	422
Airbus A320neo Family	48	7%	—	222	270
Airbus A330	83	11%	10	—	93
Airbus A350	17	7%	—	9	26
Boeing 737NG	274	22%	43	—	317
Boeing 737MAX	—	—	—	104	104
Boeing 767	34	1%	—	—	34
Boeing 777-200ER	23	2%	2	—	25
Boeing 777-300/300ER	29	6%	2	—	31
Boeing 787	63	22%	—	53	116
Embraer E190/195-E2	—	—	—	50	50
Other	39	1%	4	—	43

Total	980	100%	113	438	1,531

        During the year ended December 31, 2017, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	966	50	6	1,022
Aircraft purchases	58	—	—	58
Aircraft reclassified to held for sale	(69)	(1)	70	—
Aircraft reclassified from held for sale	3	—	(3)	—
Aircraft sold or designated for part-out	(44)	(1)	(55)	(100)	(a)
Aircraft reclassified to net investment in finance and sales-type leases	(19)	19	—	—

Number of owned aircraft at end of period	895	67	18	980

(a)
Includes one aircraft that was reclassified to spare inventory.

Aircraft on order

        The following table details the number of aircraft on order as of December 31, 2017:

Aircraft type	2018	2019	2020	2021	2022	Thereafter	Total
Airbus A320neo Family	53	42	47	30	25	25	222
Airbus A350	7	2	—	—	—	—	9
Boeing 737MAX	5	17	27	28	27	—	104
Boeing 787	13	14	5	6	6	9	53
Embraer E190/195-E2	1	14	14	14	7	—	50

Total	79	89	93	78	65	34	438

Aircraft acquisitions and dispositions

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We acquire aircraft at attractive prices in three primary ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will experience an increase in demand. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio.

        Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft's price, fit in our portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and value, among other factors. During the year ended December 31, 2017, we purchased 58 new aircraft and sold 99 aircraft from our owned portfolio.

Facilities

        We lease our Dublin, Ireland headquarters office facility under a 25-year lease (61,000 square feet) that began in December 2015. We have an option to terminate the lease in 2031. We lease our Shannon, Ireland office facility (21,000 square feet) under three separate leases that expire in 2029 with options to terminate in 2024. We occupy space in Los Angeles, California (21,000 square feet) under a lease that expires in August 2025. We lease our Singapore office facility under two leases that expire in December 2018 (17,000 square feet). We lease office facilities in Amsterdam, The Netherlands and Fort Lauderdale, Florida under leases that expire in 2018 and 2019, respectively, which are not planned to be extended. In addition to the above facilities, we also lease small offices in New York, New York, Miami, Florida, Shanghai, China and Abu Dhabi, United Arab Emirates.

Organizational structure

        AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aircraft assets. As of December 31, 2017, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2017, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) and AerCap Global Aviation Trust (United States). See Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.       Operating and Financial Review and Prospects

        You should read this discussion in conjunction with our audited Consolidated Financial Statements and the related notes included in this annual report. Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See "Item 3. Key Information—Risk Factors" and "Special Note About Forward Looking Statements."

Overview

        Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2017 was $1,076.2 million, as compared to $1,046.6 million for the year ended December 31, 2016. For the year ended December 31, 2017, diluted earnings per share was $6.43 and the weighted average number of diluted shares outstanding was 167,287,508. Net interest margin, or net spread, the difference between basic lease rents and interest expense, excluding the mark-to-market of interest rate caps and swaps, was $3,096.0 million for the year ended December 31, 2017. Please refer to "Item 5. Operating and Financial Review and Prospects—Non-GAAP measures" for a reconciliation of net interest margin, or net spread, to the most closely related U.S. GAAP measure for the years ended December 31, 2017 and 2016.

Major developments in 2017

  •
  In January 2017, AerCap executed the placement of 20 new Airbus A320neo aircraft with Chinese carrier Loong Air.

  •
  In January 2017, AerCap Trust and AICDC co-issued $600 million aggregate principal amount of 3.50% senior unsecured notes due 2022.

  •
  In February 2017, AerCap was upgraded to investment grade rating by Moody's, resulting in AerCap having investment grade ratings from all three major rating agencies.

  •
  In February 2017, AerCap's Board of Directors approved a new $350 million share repurchase program. This share repurchase program was completed on June 12, 2017.

  •
  In May 2017, AerCap's Board of Directors approved a new $300 million share repurchase program. This share repurchase program was completed on September 26, 2017.

  •
  In June 2017, AerCap and Boeing announced an order for 30 Boeing 787-9 Dreamliners, making AerCap the largest customer for the 787 Dreamliner.

  •
  In July 2017, AerCap executed the placement of ten Airbus A321neo LR aircraft to North American carrier Air Transat. The airline will become the first North American operator of the Airbus A321neo LR when the aircraft enter into service starting in 2019.

  •
  In July 2017, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 3.65% senior unsecured notes due 2027.

  •
  In July 2017, AerCap's Board of Directors approved a new $250 million share repurchase program. This share repurchase program was completed on December 14, 2017.

  •
  In August 2017, AerCap executed the placement of five Embraer E190-E2 Jets to Air Astana, the national carrier of Kazakhstan.

  •
  In October 2017, AerCap's Board of Directors approved a new $200 million share repurchase program. This share repurchase program was completed on February 21, 2018.

  •
  In November 2017, AerCap and Egyptian carrier EgyptAir reached agreement on the placement of 15 Airbus A320neo aircraft and six Boeing 787-9 aircraft.

  •
  In November 2017, AerCap Trust and AICDC co-issued $800 million aggregate principal amount of 3.50% senior unsecured notes due 2025.

  •
  In December 2017, AerCap exercised options to purchase 50 Airbus A320neo Family aircraft from Airbus, with deliveries starting from 2022.

  •
  In December 2017, AerCap announced an agreement to invest in Peregrine, a vehicle established by NCB Capital for the purpose of acquiring a portfolio of 21 aircraft from AerCap. AerCap will have a 9.5% investment in Peregrine.

  •
  During 2017, AerCap executed aggregate sales of approximately $2.4 billion of older and mid-life aircraft.

Aviation assets

        During the year ended December 31, 2017, we acquired $5.3 billion of aviation assets, primarily related to the acquisition of 58 aircraft. As of December 31, 2017, we owned 980 aircraft and we managed 113 aircraft. As of December 31, 2017, we also had 438 new aircraft on order, which included 222 Airbus A320neo Family aircraft, 104 Boeing 737MAX aircraft, 53 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and nine Airbus A350 aircraft. The average age of our fleet of 980 owned aircraft, weighted by net book value, was 6.8 years as of December 31, 2017.

Significant components of revenues and expenses

Revenues and other income

        Our revenues and other income consist primarily of lease revenue from aircraft leases, net gain on sale of assets and other income.

Lease revenue

        Nearly all of our aircraft lease agreements provide for the periodic payment of a fixed or a floating amount of rent. Floating rents are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2017, approximately 4.9% of our basic lease rents from aircraft under operating leases was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of lease revenue we recognize is primarily influenced by the following five factors:

  •
  the contracted lease rate, which is highly dependent on the age, condition and type of the leased aircraft;

  •
  for leases with rates tied to floating interest rates, interest rates during the term of the lease;

  •
  the number of aircraft currently subject to lease contracts;

  •
  the lessee's performance of its lease obligations; and

  •
  the amount of EOL compensation payments we receive and the amount of accrued maintenance liabilities recognized as revenue during and at the end of a lease.

        In addition to aircraft-specific factors such as the type, condition and age of the aircraft, the lease rates for our leases with fixed rental payments are initially determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described above are influenced by global and regional economic trends, airline market conditions, the supply and demand balance for the type of aircraft we own and our ability to remarket our aircraft subject to expiring lease contracts under favorable economic terms.

        As of December 31, 2017, 954 of our 980 owned aircraft were on lease to 173 customers in 73 countries, with no lessee accounting for more than 10% of total lease revenue for the year ended December 31, 2017. As of December 31, 2017, our owned aircraft portfolio included 26 aircraft that were off-lease; all of these off-lease aircraft were classified as held for operating leases. As of March 2, 2018, 23 of the off-lease aircraft were re-leased or under commitments for re-lease and three aircraft were designated for sale or part-out.

Net gain on sale of assets

        Our net gain on sale of assets is generated from the sale of our aircraft and engines and is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. The timing of aircraft and engine sale closings is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sale of assets recorded in one reporting period may not be comparable to net gain on sale of assets in other reporting periods.

Other income

        Other income consists of interest revenue, management fee revenue, lease termination penalties, inventory part sales, net gain on sale of equity investments accounted for under the equity method, insurance proceeds, and other miscellaneous activities.

        Our interest revenue is derived primarily from interest on unrestricted and restricted cash balances and on financial instruments we hold, such as subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by our unrestricted or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

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

Interest expense

        Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in "Item 11—Quantitative and Qualitative Disclosures About Market Risk," Note 12—Derivative assets and Note 15—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we did not achieve cash flow hedge accounting treatment.

Leasing expenses

        Our leasing expenses consist primarily of maintenance rights intangible asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment transaction expenses, and provision for credit losses on notes receivables, trade receivables and receivables from net investment in finance and sales-type leases.

        Maintenance rights intangible assets are recognized when we acquire aircraft subject to existing leases. These intangible assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under EOL contracts or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under MR contracts, or through a lessor contribution to the lessee.

        For EOL contracts, upon lease termination, we recognize receipts of EOL cash compensation as lease revenue in our Consolidated Income Statements to the extent those receipts exceed the EOL contract maintenance rights intangible asset and we recognize leasing expenses in our Consolidated Income Statements when the EOL contract maintenance rights intangible asset exceeds the EOL cash receipts. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.

Selling, general and administrative expenses

        Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries, benefits and severance compensation, share-based compensation expense, professional and advisory costs, office facility expenses and travel expenses as summarized in Note 21—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors.

Provision for income taxes

        Our operations are taxable primarily in the three main jurisdictions in which we manage our business: Ireland, the United States and the Netherlands. Deferred income taxes are provided to reflect the impact of temporary differences between our U.S. GAAP income before income taxes and our taxable income. Our effective tax rate has varied from year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived, along with the extent of permanent differences between U.S. GAAP income before income taxes and taxable income.

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

  •
  our expectations of future maintenance reimbursements and lessee maintenance contributions;

  •
  interest rates, which affect our aircraft lease revenues, our interest expense and the market value of our interest rate derivatives; and

  •
  our ability to fund our business.

Factors affecting the comparability of our results

Share repurchases

        During 2017, our Board of Directors authorized total repurchases of up to $1.1 billion of AerCap ordinary shares and we repurchased an aggregate of 23,732,835 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $47.39 per ordinary share, for approximately $1.1 billion.

        During 2016, our Board of Directors authorized total repurchases of up to $1.15 billion of AerCap ordinary shares and we repurchased an aggregate of 25,012,978 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $38.62 per ordinary share, for approximately $966.0 million.

Sales transactions

        During 2017, AerCap executed aggregate sales of approximately $2.4 billion of older and mid-life aircraft.

        During 2016, AerCap executed aggregate sales of approximately $3.0 billion of older and mid-life aircraft.

Trends in our business

        Global demand for air travel remains strong. Overall global air passenger traffic, measured in revenue passenger kilometers, grew 7.6% in 2017, according to IATA. Traffic growth was 8.2% in Europe, 4.2% in North America, and 10.1% in Asia Pacific in 2017, propelled again by strong 13.3% domestic growth in China and 17.5% domestic traffic growth in India. The demand stimulus from lower airfares is expected to fade during 2018, with traffic growth forecast to slow to 6% in 2018, according to IATA. This remains above the ten-year average of 5.5% and is still expected to translate into robust growth in large, developed markets, such as the U.S. and Europe, as well as continued rapid expansion in emerging markets where the middle class continues to expand.

        The industry is expected to remain solidly profitable and is expected to record a net profit of $38.4 billion in 2018, the ninth year in a row of aggregate airline profitability.

        Passenger air traffic growth and airlines' continued profitability have driven steady demand for commercial passenger aircraft from airlines, including demand for leased aircraft. We expect that demand for leased aircraft will remain strong as robust traffic growth continues to drive demand for additional aircraft.

Critical accounting policies and estimates

        Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, inventory, lease revenue, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our critical accounting policies and estimates are described below.

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

        On an annual basis, we perform impairment assessments for all of our aircraft held for operating leases that are five years of age or older. The review of recoverability includes an assessment of the estimated future cash flows associated with the use of the asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft (the "Asset Group"). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its estimated fair value. Fair value reflects the present value of future cash flows expected to be generated from the aircraft, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft and industry trends.

        The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments. As of December 31, 2017, we owned 895 aircraft held for operating leases, of which 173 aircraft were 15 years of age or older. As of December 31, 2017, the aggregate Asset Group for the 173 aircraft was $1.9 billion, which represented approximately 6% of our total flight equipment and lease-related assets and liabilities. The undiscounted future cash flows of these 173 aircraft were estimated at $3.3 billion, which was 76% in excess of the aggregate carrying value. As of December 31, 2017, all of these aircraft passed the recoverability test, with undiscounted cash flows exceeding the carrying value of the Asset Group by between 0% and over 3,000%. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.

        Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2017, the aggregate Asset Group for one aircraft for which the cash flows did not substantially exceed our 10% threshold was $21.6 million, which represented less than 1% of our total flight equipment held for operating leases and lease-related assets and liabilities. The one aircraft that was below the 10% threshold did, however, pass the impairment test as of December 31, 2017, and as such no impairment was recognized.

Guarantees

        We have potential obligations under guarantee contracts that we have entered into with third parties. See Note 29—Commitments and contingencies. We initially recognize guarantees at fair value. Subsequently, if it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The loss estimate is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.

Inventory

        Inventory consists primarily of engine and airframe components and piece parts and is included in other assets in our Consolidated Balance Sheets. We value our inventory at the lower of cost and net realizable value. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

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

        Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received sufficient maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

        In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipts of EOL cash compensation as lease revenue in our Consolidated Income Statements to the extent those receipts exceed the EOL contract maintenance rights intangible asset and we recognize leasing expenses in our Consolidated Income Statements when the EOL contract maintenance rights intangible asset exceeds the EOL cash receipts.

        When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights intangible asset balance and is included in net gain on sale of assets in our Consolidated Income Statements.

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

        This standard is effective for fiscal years beginning after December 15, 2017 and may be adopted using either a full retrospective or modified retrospective method. We will adopt the standard on its required effective date of January 1, 2018, using the modified retrospective method. The impact of this standard will not be material to our Consolidated Financial Statements and related disclosures.

Lease accounting

        In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2019. We do not expect the impact of this standard to be material to our Consolidated Balance Sheets and Consolidated Income Statements.

Allowance for credit losses

        In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset's origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Consolidated Balance Sheets and Consolidated Income Statements.

Statement of cash flows

        In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishment costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new standard must be adopted using the retrospective transition method. We will adopt the standard on its required effective date of January 1, 2018. The impact of this standard will not be material to our Consolidated Statements of Cash Flows.

Presentation of restricted cash in the statement of cash flows

        In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new standard must be adopted retrospectively. We will adopt the standard on its required effective date of January 1, 2018. The impact of this standard will not be material to our Consolidated Statements of Cash Flows.

Comparative results of operations

Results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2016

	Year Ended December 31,
	2017	2016
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue	$4,713,802	$4,867,623
Net gain on sale of assets	229,093	138,522
Other income	94,598	145,986

Total Revenues and other income	5,037,493	5,152,131
Expenses
Depreciation and amortization	1,727,296	1,791,336
Asset impairment	61,286	81,607
Interest expense	1,112,391	1,091,861
Leasing expenses	537,752	582,530
Restructuring related expenses	14,605	53,389
Selling, general and administrative expenses	348,291	351,012

Total Expenses	3,801,621	3,951,735

Income before income taxes and income of investments accounted for under the equity method	1,235,872	1,200,396
Provision for income taxes	(164,718)	(173,496)
Equity in net earnings of investments accounted for under the equity method	9,199	12,616

Net income	$1,080,353	$1,039,516
Net (income) loss attributable to non-controlling interest	(4,202)	7,114

Net income attributable to AerCap Holdings N.V.	$1,076,151	$1,046,630

        Revenues and other income.    The principal categories of our revenues and other income and their variances were as follows for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2017	2016
	(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$4,194.2	$4,395.3	$(201.1)	(5)%
Maintenance rents and other receipts	519.6	472.3	47.3	10%
Net gain on sale of assets	229.1	138.5	90.6	65%
Other income	94.6	146.0	(51.4)	(35)%

Total Revenues and other income	$5,037.5	$5,152.1	$(114.6)	(2)%

        Basic lease rents.    Basic lease rents decreased by $201.1 million, or 5%, to $4,194.2 million during the year ended December 31, 2017 from $4,395.3 million during the year ended December 31, 2016. The decrease in basic lease rents recognized during the year ended December 31, 2017 as compared to the year ended December 31, 2016 was attributable to:

  •
  the sale of 222 aircraft between January 1, 2016 and December 31, 2017 with an aggregate net book value of $3.8 billion on their sale dates, resulting in a decrease in basic lease rents of $338.6 million; and

  •
  a decrease in basic lease rents of $263.1 million primarily due to re-leases and extensions at lower rates and, to a lesser extent, the conversion of operating leases to finance leases. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents recognized as revenue during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

  •
  the acquisition of 95 aircraft between January 1, 2016 and December 31, 2017, with an aggregate net book value of $9.1 billion on their acquisition dates, resulting in an increase in basic lease rents of $400.6 million.

        Maintenance rents and other receipts.    Maintenance rents and other receipts increased by $47.3 million, or 10%, to $519.6 million during the year ended December 31, 2017 from $472.3 million during the year ended December 31, 2016. The increase in maintenance rents and other receipts recognized during the year ended December 31, 2017 as compared to the year ended December 31, 2016 was attributable to:

  •
  an increase of $31.2 million in regular maintenance rents, primarily due to higher EOL compensation received during the year ended December 31, 2017 as compared to the year ended December 31, 2016; and

  •
  an increase of $16.1 million in maintenance revenue and other receipts from early lease terminations and restructurings during the year ended December 31, 2017 as compared to the year ended December 31, 2016.

        Net gain on sale of assets.    Net gain on sale of assets increased by $90.6 million, or 65%, to $229.1 million during the year ended December 31, 2017 from $138.5 million during the year ended December 31, 2016. During the year ended December 31, 2017, we sold 99 aircraft and reclassified 19 aircraft to net investment in finance and sales-type leases, whereas during the year ended December 31, 2016, we sold 124 aircraft and reclassified 19 aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

        Other income.    Other income decreased by $51.4 million, or 35%, to $94.6 million during the year ended December 31, 2017 from $146.0 million during the year ended December 31, 2016. During the year ended December 31, 2017, we recognized lower income from lease terminations and during the year ended December 31, 2016, we recognized non-recurring income from net insurance proceeds and a gain related to the prepayment of a note receivable earlier than expected, partially offset by an expense related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 22—Other income to our Consolidated Financial Statements included in this annual report for a detailed description of our other income.

        Depreciation and amortization.    Depreciation and amortization decreased by $64.0 million, or 4%, to $1,727.3 million during the year ended December 31, 2017 from $1,791.3 million during the year ended December 31, 2016. The decrease was primarily due to a reduction in the size of our aircraft portfolio due to aircraft sales.

        Asset impairment.    We recognized aggregate impairment charges of $61.3 million during the year ended December 31, 2017 as compared to $81.6 million during the year ended December 31, 2016. During the year ended December 31, 2017, we recognized impairment charges of $61.3 million on 13 aircraft and two engines. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. During the year ended December 31, 2016, we recognized impairment charges of $81.6 million on 35 aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. Please refer to Note 24—Asset impairment to our Consolidated Financial Statements included in this annual report for a detailed description of our asset impairment.

        Interest expense.    Our interest expense increased by $20.5 million, or 2%, to $1,112.4 million during the year ended December 31, 2017 from $1,091.9 million during the year ended December 31, 2016. The increase in interest expense was primarily attributable to:

  •
  an increase in our average cost of debt to 3.9% for the year ended December 31, 2017 as compared to 3.7% for the year ended December 31, 2016. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps. The increase in our average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term ILFC notes, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt assumed as part of the ILFC Transaction. The increase in our average cost of debt resulted in a $53.3 million increase in our interest expense; and

  •
  a $12.6 million increase in non-cash mark-to-market losses on derivatives to $14.2 million recognized during the year ended December 31, 2017 from $1.6 million recognized during the year ended December 31, 2016, partially offset by

  •
  a decrease in our average outstanding debt balance by $1.2 billion to $27.9 billion during the year ended December 31, 2017 from $29.1 billion during the year ended December 31, 2016, resulting in a $45.4 million decrease in our interest expense.

        Leasing expenses.    Our leasing expenses decreased by $44.8 million, or 8%, to $537.8 million during the year ended December 31, 2017 from $582.5 million during the year ended December 31, 2016. The decrease was primarily due to $33.8 million of lower maintenance rights intangible asset amortization and $19.9 million of lower aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $8.9 million of higher expenses related to early lease terminations and restructurings, during the year ended December 31, 2017 as compared to the year ended December 31, 2016.

        Restructuring related expenses.    Our restructuring related expenses decreased by $38.8 million, or 73%, to $14.6 million during the year ended December 31, 2017 from $53.4 million during the year ended December 31, 2016. Our restructuring related expenses were related to the AeroTurbine downsizing. Please refer to Note 25—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for further details on the AeroTurbine restructuring.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by $2.7 million, or 1%, to $348.3 million during the year ended December 31, 2017 from $351.0 million during the year ended December 31, 2016.

        Income before income taxes and income of investments accounted for under the equity method.    For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $35.5 million, or 3%, to $1,235.9 million during the year ended December 31, 2017 from $1,200.4 million during the year ended December 31, 2016.

        Provision for income taxes.    Our provision for income taxes decreased by $8.8 million, or 5%, to $164.7 million during the year ended December 31, 2017 from $173.5 million during the year ended December 31, 2016. Our effective tax rate was 13.3% for the year ended December 31, 2017 as compared to 14.5% for the year ended December 31, 2016. The effective tax rate in 2017 reflects our reassessment of our deferred tax assets and liabilities, including as a result of recent U.S. tax reform legislation. The higher effective tax rate in 2016 included a valuation allowance related to the AeroTurbine losses. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. Please refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of our income taxes.

        Equity in net earnings of investments accounted for under the equity method.    Our equity in net earnings of investments accounted for under the equity method was $9.2 million during the year ended December 31, 2017 as compared to $12.6 million during the year ended December 31, 2016.

        Net income.    For the reasons explained above, our net income increased by $40.8 million, or 4%, to $1,080.4 million during the year ended December 31, 2017 from $1,039.5 million during the year ended December 31, 2016.

        Net (income) loss attributable to non-controlling interest.    Net income attributable to non-controlling interest was $4.2 million during the year ended December 31, 2017 as compared to a net loss of $7.1 million during the year ended December 31, 2016.

        Net income attributable to AerCap Holdings N.V.    For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $29.5 million, or 3%, to $1,076.2 million during the year ended December 31, 2017 from $1,046.6 million during the year ended December 31, 2016.

Results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015

	Year Ended December 31,
	2016	2015
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue	$4,867,623	$4,991,551
Net gain on sale of assets	138,522	183,328
Other income	145,986	112,676

Total Revenues and other income	5,152,131	5,287,555
Expenses
Depreciation and amortization	1,791,336	1,843,003
Asset impairment	81,607	16,335
Interest expense	1,091,861	1,099,884
Leasing expenses	582,530	522,413
Transaction, integration and restructuring related expenses	53,389	58,913
Selling, general and administrative expenses	351,012	381,308

Total Expenses	3,951,735	3,921,856

Income before income taxes and income of investments accounted for under the equity method	1,200,396	1,365,699
Provision for income taxes	(173,496)	(189,805)
Equity in net earnings of investments accounted for under the equity method	12,616	1,278

Net income	$1,039,516	$1,177,172
Net loss attributable to non-controlling interest	7,114	1,558

Net income attributable to AerCap Holdings N.V.	$1,046,630	$1,178,730

        Revenues and other income.    The principal categories of our revenues and other income and their variances were as follows for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
			Increase/ (Decrease)	Percentage Difference
	2016	2015
	(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$4,395.3	$4,635.8	$(240.5)	(5)%
Maintenance rents and other receipts	472.3	355.8	116.5	33%
Net gain on sale of assets	138.5	183.3	(44.8)	(24)%
Other income	146.0	112.7	33.3	30%

Total revenues and other income	$5,152.1	$5,287.6	$(135.5)	(3)%

        Basic lease rents.    Basic lease rents decreased by $240.5 million, or 5%, to $4,395.3 million during the year ended December 31, 2016 from $4,635.8 million during the year ended December 31, 2015. The decrease in basic lease rents recognized during the year ended December 31, 2016 as compared to the year ended December 31, 2015 was attributable to:

  •
  the sale of 189 aircraft between January 1, 2015 and December 31, 2016 with an aggregate net book value of $3.3 billion on their sale dates, resulting in a decrease in basic lease rents of $313.9 million; and

  •
  a decrease in basic lease rents of $221.7 million primarily due to re-leases and extensions at lower rates and, to a lesser extent, the conversion of operating leases to finance leases. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents recognized as revenue during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

  •
  the acquisition of 81 aircraft between January 1, 2015 and December 31, 2016, with an aggregate net book value of $7.2 billion on their acquisition dates, resulting in an increase in basic lease rents of $295.1 million.

        Maintenance rents and other receipts.    Maintenance rents and other receipts increased by $116.5 million, or 33%, to $472.3 million during the year ended December 31, 2016 from $355.8 million during the year ended December 31, 2015. The increase in maintenance rents and other receipts recognized during the year ended December 31, 2016 as compared to the year ended December 31, 2015 was attributable to:

  •
  an increase of $52.0 million in maintenance revenue and other receipts from early lease terminations and restructurings during the year ended December 31, 2016 as compared to the year ended December 31, 2015; and

  •
  an increase of $64.5 million in regular maintenance rents during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

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

        Other income.    Other income increased by $33.3 million, or 30%, to $146.0 million during the year ended December 31, 2016 from $112.7 million during the year ended December 31, 2015. The increase was primarily due to higher income during the year ended December 31, 2016 from lease terminations, net insurance proceeds, and a gain related to the prepayment of a note receivable earlier than expected, partially offset by lower gross profit on engine, airframe, parts and supplies sales as a result of the AeroTurbine downsizing. During the year ended December 31, 2015, we also recognized a gain from the settlement of asset value guarantees. Please refer to Note 22—Other income to our Consolidated Financial Statements included in this annual report for a detailed description of our other income.

        Depreciation and amortization.    Depreciation and amortization decreased by $51.7 million, or 3%, to $1,791.3 million during the year ended December 31, 2016 from $1,843.0 million during the year ended December 31, 2015. The decrease was primarily due to a reduction in the size of our aircraft portfolio due to aircraft sales.

        Asset impairment.    We recognized aggregate impairment charges of $81.6 million during the year ended December 31, 2016 as compared to $16.3 million during the year ended December 31, 2015. During the year ended December 31, 2016, we recognized impairment charges of $81.6 million on 35 aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. During the year ended December 31, 2015, we recognized impairment charges of $16.3 million, primarily related to eight aircraft and 12 engines. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. Please refer to Note 24—Asset impairment to our Consolidated Financial Statements included in this annual report for a detailed description of our asset impairment.

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

        Leasing expenses.    Our leasing expenses increased by $60.1 million, or 12%, to $582.5 million during the year ended December 31, 2016 from $522.4 million during the year ended December 31, 2015. The increase was primarily due to $33.2 million higher maintenance rights intangible asset amortization expense and $38.3 million higher aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $11.4 million lower expenses related to early lease terminations and restructurings recognized during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

        Transaction, integration and restructuring related expenses.    Our transaction, integration and restructuring related expenses decreased by $5.5 million, or 9%, to $53.4 million during the year ended December 31, 2016 from $58.9 million during the year ended December 31, 2015. During the year ended December 31, 2016, our transaction, integration and restructuring related expenses were related to the AeroTurbine downsizing. During the year ended December 31, 2015, our transaction, integration and restructuring related expenses consisted of $49.3 million related to the AeroTurbine downsizing and $9.6 million of severance and other compensation expenses and rent termination costs due to the ILFC Transaction. Please refer to Note 25—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for further details on the AeroTurbine restructuring.

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

        Provision for income taxes.    Our provision for income taxes decreased by $16.3 million, or 9%, to $173.5 million during the year ended December 31, 2016 from $189.8 million during the year ended December 31, 2015. Our effective tax rate was 14.5% for the year ended December 31, 2016 as compared to 13.9% for the year ended December 31, 2015. The increase in our effective tax rate for the year ended December 31, 2016 was primarily due to changes in our valuation allowance in the United States during the years ended December 31, 2015 and 2016. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. Please refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of our income taxes.

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

Liquidity and capital resources

        The following table presents our consolidated cash flows for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(U.S. Dollars in millions)
Net cash provided by operating activities	$3,140.2	$3,381.2
Net cash used in investing activities	(3,427.4)	(1,331.1)
Net cash used in financing activities	(87.6)	(2,417.2)

        Cash flows provided by operating activities.    During the year ended December 31, 2017, our cash provided by operating activities of $3,140.2 million was the result of net income of $1,080.4 million, non-cash and other adjustments to net income of $1,995.1 million and the net change in operating assets and liabilities of $64.7 million. During the year ended December 31, 2016, our cash provided by operating activities of $3,381.2 million was the result of net income of $1,039.5 million, non-cash and other adjustments to net income of $2,076.6 million and the net change in operating assets and liabilities of $265.1 million.

        Cash flows used in investing activities.    During the year ended December 31, 2017, our cash used in investing activities of $3,427.4 million primarily consisted of cash used for the purchase of aircraft of $5,263.3 million and an increase in our restricted cash of $35.3 million, partially offset by cash provided by asset sale proceeds of $1,779.3 million and collections of finance and sales-type leases of $91.9 million. During the year ended December 31, 2016, our cash used in investing activities of $1,331.1 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $3,861.8 million, partially offset by cash provided by asset sale proceeds of $2,366.2 million, a decrease in our restricted cash of $90.3 million and collections of finance and sales-type leases of $74.2 million.

        Cash flows used in financing activities.    During the year ended December 31, 2017, our cash used in financing activities of $87.6 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $1,138.8 million and cash used for the payment of dividends to our non-controlling interest holders of $0.3 million. This was partially offset by cash provided by new financing proceeds, net of debt repayments and debt issuance costs of $819.6 million and net receipts of maintenance and security deposits of $231.9 million. During the year ended December 31, 2016, our cash used in financing activities of $2,417.2 million primarily consisted of cash used for debt repayments and debt issuance costs, net of new financing proceeds of $1,606.3 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $1,021.1 million and cash used for the payment of dividends to our non-controlling interest holders of $10.5 million, partially offset by cash provided by net receipts of maintenance and security deposits of $220.7 million.

        Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of December 31, 2017, we had 438 new aircraft on order, including 222 Airbus A320neo Family aircraft, 104 Boeing 737MAX aircraft, 53 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and nine Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

        Our existing sources of liquidity of $12.8 billion as of December 31, 2017, were sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.

        Our cash balance as of December 31, 2017 was $2.0 billion, including unrestricted cash of $1.7 billion. As of December 31, 2017, we had approximately $6.7 billion of undrawn lines of credit available under our credit and term loan facilities. Our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $9.6 billion as of December 31, 2017. Including estimated operating cash flows for the next 12 months, our total sources of liquidity were $12.8 billion as of December 31, 2017. As of December 31, 2017, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.3 billion and debt issuance costs and debt discounts of $0.2 billion, totaled $28.3 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        In order to satisfy our contractual purchase obligations, we expect to source new debt finance for our capital expenditures through access to capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

        In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

        Our debt, including fair value adjustments of $0.3 billion and net of debt issuance costs and debt discounts of $0.2 billion, was $28.4 billion as of December 31, 2017, and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 3.9% during the year ended December 31, 2017. Our adjusted debt to equity ratio was 2.8 to 1 as of December 31, 2017. Please refer to "Item 5. Operating and Financial Review and Prospects—Non-GAAP measures" for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2017 and 2016.

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

        While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2017, $151.7 million out of $1,659.7 million of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in "Item 10. Additional Information—Taxation—Withholding tax" and "Item 3. Key Information—Risk Factors—Risks related to our organization and structure—If our subsidiaries do not make distributions to us we will not be able to pay dividends."

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

        The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2017:

	2018	2019	2020	2021	2022	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$770.0	$3,199.9	$2,850.0	$2,800.0	$3,500.0	$1,800.0	$14,919.9
Secured debt facilities	2,407.4	992.1	1,351.7	871.9	2,807.5	3,356.9	11,787.5
Subordinated debt facilities	—	—	—	—	8.4	1,547.4	1,555.8
Estimated interest payments (a)	1,248.0	1,024.6	900.2	656.4	480.6	3,052.4	7,362.2
Purchase obligations (b)	6,065.1	5,723.1	4,742.2	3,714.5	2,405.7	1,662.3	24,312.9
Operating leases (c)	10.2	7.7	7.6	7.7	7.8	44.4	85.4

Total	$10,500.7	$10,947.4	$9,851.7	$8,050.5	$9,210.0	$11,463.4	$60,023.7

(a)
Estimated interest payments for floating rate debt are based on rates as of December 31, 2017. Estimated interest payments include the estimated impact of our interest rate swap agreements.
(b)
Includes commitments to purchase 426 aircraft and 12 purchase and leaseback transactions. See Note 29—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.
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

Book value per share

        The following table presents our book value per share as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders' equity	$8,579.7	$8,524.4
Ordinary shares issued	167,847,345	187,847,345
Treasury shares	(14,855,244)	(11,600,191)

Ordinary shares outstanding	152,992,101	176,247,154
Shares of unvested restricted stock	(3,007,752)	(3,426,810)

Ordinary shares outstanding, excluding shares of unvested restricted stock	149,984,349	172,820,344

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$57.20	$49.33

        Book value per share increased 16% between December 31, 2016 and December 31, 2017.

Non-GAAP measures

        The following are definitions of non-GAAP measures used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures.

Net interest margin, or net spread, and annualized net spread

        Net interest margin, or net spread, is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

        The following is a reconciliation of basic lease rents to net spread and annualized net spread for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
			Percentage Difference
	2017	2016
	(U.S. Dollars in millions)
Basic lease rents	$4,194.2	$4,395.3	(5)%
Interest expense	1,112.4	1,091.9	2%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(14.2)	(1.6)	788%

Adjusted interest expense	1,098.2	1,090.3	1%

Net interest margin, or net spread	$3,096.0	$3,305.0	(6)%

Average lease assets	$34,228	$34,857	(2)%

Annualized net spread	9.0%	9.5%

Adjusted debt to equity ratio

        This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity represents total equity, plus the 50% equity credit with respect to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

        The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$28,420.7	$27,717.0
Adjusted for:
Cash and cash equivalents	(1,659.7)	(2,035.4)
50% credit for long-term subordinated debt	(750.0)	(750.0)

Adjusted debt	$26,011.0	$24,931.6

Equity	$8,638.8	$8,582.3
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0

Adjusted equity	$9,388.8	$9,332.3

Adjusted debt/equity ratio	2.8 to 1	2.7 to 1

Item 6.        Directors, Senior Management and Employees

Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Pieter Korteweg	76	Non-Executive Chairman of the Board of Directors	September 2006	2018 AGM
Aengus Kelly	44	Executive Director and Chief Executive Officer	May 2011	2019 AGM
Salem Al Noaimi	42	Non-Executive Director	May 2011	2018 AGM
Homaid Al Shimmari	50	Non-Executive Director	May 2011	2018 AGM
James (Jim) Chapman	55	Non-Executive Director	July 2006	2018 AGM
Paul Dacier	60	Non-Executive Director and Vice Chairman	May 2010	2018 AGM
Richard (Michael) Gradon	58	Non-Executive Director	May 2010	2018 AGM
Marius Jonkhart	67	Non-Executive Director	July 2006	2018 AGM
James (Jim) Lawrence	65	Non-Executive Director	May 2017	2021 AGM
Michael Walsh	51	Non-Executive Director	May 2017	2021 AGM
Robert (Bob) Warden	45	Non-Executive Director	July 2006	2018 AGM
Officers
Wouter (Erwin) den Dikken	50	Chief Operating Officer and Chief Legal Officer
Peter Juhas	46	Chief Financial Officer
Philip G. Scruggs	53	Chief Commercial Officer and President
Peter Anderson	42	Head of Asia Pacific
Brian Canniffe	45	Group Treasurer
Tom Kelly	54	Chief Executive Officer, AerCap Ireland Limited
Theresa Murray	50	Head of Human Resources
Edward (Ted) O'Byrne	46	Chief Investment Officer
Martin Olson	55	Head of OEM Relations
Sean Sullivan	49	Head of Americas
Joe Venuto	58	Chief Technical Officer
Kenneth Wigmore	49	Head of EMEA

(a)
The term for each director ends at the Annual General Meeting of Shareholders ("AGM") typically held in April or May of each year.

Directors

        Pieter Korteweg.    Mr. Korteweg has been a Director of AerCap since September 27, 2006. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC (New York). In addition, he serves as Chairman of Cerberus Global Investments B.V. (Baarn) and Chairman of the Supervisory Boards of Bawag Holding AG and Bawag PSK Bank AG (Vienna). Mr. Korteweg previously served, amongst others, as Non-Executive Member of the Board of Haya Real Estate S.L.U. (Madrid), Chairman of the Board of Capital Home Loans Ltd., Member of the Supervisory Board of Mercedes Benz Nederland B.V., Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General of the Dutch Ministry of Finance. Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. He holds a Ph.D. in Economics from Erasmus University Rotterdam.

        Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of AerCap on May 18, 2011. Previously he served as Chief Executive Officer of AerCap's U.S. operations from January 2008 to May 2011. Mr. Kelly served as AerCap's Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with GPA in 1998 and continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting from University College, Dublin.

        Salem Al Noaimi.    Mr. Al Noaimi has been a Director of AerCap since May 18, 2011. Mr. Al Noaimi is also Waha Capital's Chief Executive Officer and Managing Director, responsible for leading the company's overall strategy across its business lines. Mr. Al Noaimi has served as Waha's CEO over the past eight years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the Board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Anglo Arabian Healthcare, Al Dhafra Insurance Company and Bahrain's ADDAX Bank. Mr. Al Noaimi is an UAE national with a degree in Finance and International Business from Northeastern University in Boston.

        Homaid Al Shimmari.    Mr. Al Shimmari has been a Director of AerCap since May 18, 2011. Mr. Al Shimmari is also Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He holds prominent roles with key aerospace, communications technology, defense and energy companies and organizations, including Chairman of Emirates Defence Industries Company (EDIC), Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment (ADASI) and Abu Dhabi Ship Building, and currently holds board positions with Mubadala Petroleum, Masdar, Global Foundries, Abu Dhabi Aviation, Royal Jet, du - Emirates Integrated Telecommunications Company PJSC and SR Technics Holdco 1 GmbH. Mr. Al Shimmari is also a Board Member of the UAE University Board of Trustees and Chairman of the Advisory Board of Etihad Airways Engineering LLC. Before joining Mubadala, Mr. Al Shimmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shimmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in Six Sigma from General Electric, a highly disciplined leadership program.

        James (Jim) Chapman.    Mr. Chapman has been a Director of AerCap since July 26, 2006. Mr. Chapman serves as a Non-Executive Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Prior to Renco, Mr. Chapman worked in the financial services industry at Fieldstone Private Capital Group from 1990 through 1996 and Bankers Trust Company from 1985 through 1990. Presently, Mr. Chapman serves as a member of the Board of Directors of Arch Coal, Inc. and Tower International, Inc. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his B.A., with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Paul Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently the general counsel at Indigo Agriculture, a privately held start-up company. Presently, Mr. Dacier serves as a Non-Executive Director of GTY Technology Holdings Inc. (a technology holding company), and he is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

        Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of Exclusive Hotels, and is on the Board of Directors of The All England Lawn Tennis Ground PLC, The All England Lawn Tennis Club and The Wimbledon Championships. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (P&O) where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O's property division. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.

        Marius Jonkhart.    Mr. Jonkhart has been a Director of AerCap since July 26, 2006. He is also currently a member of the Supervisory Boards of Ecorys Holding and Tata Steel Nederland. He was previously Chief Executive Officer of De Nationale Investeringsbank (NIBC) and the Chief Executive Officer of NOB Holding. He also served as the Director of Monetary Affairs of the Dutch Ministry of Finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of Supervisory Boards, including the Supervisory Boards of BAWAG PSK Bank, Staatsbosbeheer, Connexxion Holding, European Investment Bank, Bank Nederlandse Gemeenten, Postbank, NPM Capital, Kema, AM Holding and De Nederlandsche Bank. He has also served as a Non-Executive Director of Aozora Bank, and Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a Ph.D. in Economics from Erasmus University Rotterdam.

        James (Jim) Lawrence.    Mr. Lawrence has been a Director of AerCap since May 5, 2017. He is currently Chairman of Great North Star LLC, a private investment firm. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever NV and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for nine years. Prior to General Mills, Mr. Lawrence was Executive Vice President and Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as CEO of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that he was a Partner of Bain and Company, having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence is currently a Non-Executive Director of Avnet Inc., Smurfit Kappa Group and, until 2018, IAG (International Consolidated Airlines Group). His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of Continental Airlines, TWA, Mesaba and British Airways. Since 1990, Mr. Lawrence has served on 16 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an M.B.A. with distinction from Harvard Business School.

        Michael Walsh.    Mr. Walsh has been a Director of AerCap since May 5, 2017. He is also currently a Non-Executive Director of NS Financial Services (Holdings) Limited, an international train leasing and financing company, which is a wholly owned subsidiary of NS Groep, the state railway company of the Netherlands. He previously served as a Non-Executive Director, including Chairman, of a number of companies that finance and lease aircraft and trains throughout the world. Mr. Walsh has over 25 years' experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gais Eireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland.

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

Officers

        Wouter (Erwin) den Dikken.    Mr. den Dikken was appointed Chief Operating Officer of AerCap in 2010, in addition to his role as Chief Legal Officer to which he was appointed in 2005. Mr. den Dikken also previously served as Chief Executive Officer of AerCap's Irish operations. He joined the AerCap legal department in 1998. Prior to joining AerCap, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University. On February 2, 2018, we announced through a press release that Vincent Drouillard will become our General Counsel in June 2018. Mr. den Dikken will remain with AerCap through May 2018.

        Peter Juhas.    Mr. Juhas was appointed Chief Financial Officer of AerCap in April 2017, following his appointment as Deputy Chief Financial Officer in September 2015. Prior to joining AerCap, Mr. Juhas was Global Head of Strategic Planning at AIG, where he led the development of the company's strategic and capital plans, as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.

        Philip Scruggs.    Mr. Scruggs assumed the position of President and Chief Commercial Officer of AerCap in May 2014, previously serving in the role of Executive Vice President and Chief Marketing Officer at ILFC, where he had a 20-year career. Mr. Scruggs oversees AerCap's worldwide leasing business, including the marketing, pricing, credit, and commercial execution. Prior to joining ILFC, Mr. Scruggs was an attorney at the Los Angeles-based law firm Paul, Hastings, Janofsky and Walker, where he specialized in leasing and asset-based finance. Mr. Scruggs received his B.A. from the University of California, Berkeley, and his J.D. from The George Washington University. Mr. Scruggs is an instrument rated private pilot.

        Peter Anderson.    Mr. Anderson assumed the position of Head of Asia Pacific, following the acquisition of ILFC by AerCap, having previously served in the role of Vice President Marketing and Deputy Head of APAC at ILFC. Mr. Anderson was responsible for managing ILFC's relationships with key airline customers in South East Asia, Japan and Korea. Prior to ILFC, Mr. Anderson was Asia Pacific Director of Sales and Marketing for Hong Kong Aviation Capital (HKAC), transitioning the Allco Finance Group Ltd. aviation assets into the HKAC business and managing those assets across Asia. Prior to HKAC, Mr. Anderson spent eight years at Allco Finance Group Ltd. in both Sydney and London, specializing in aircraft leasing, structured finance (for aviation assets) and mortgage and equipment lease securitization. Mr. Anderson earned his Master of Applied Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.

        Brian Canniffe.    Mr. Canniffe was appointed Group Treasurer of AerCap in January 2018, previously serving as Head of Investor Relations since joining the Company in October 2016. He has over 20 years' experience in banking, lending and the capital markets. Prior to joining AerCap, Mr. Canniffe served as Managing Director and Head of Global Markets Financing for Bank of America Merrill Lynch in Hong Kong and Tokyo, where he led a division that was responsible for providing secured financing, trading, clearing, reporting and various treasury functions in the Asia Pacific region. Prior to joining Bank of America Merrill Lynch, he held roles within the financing divisions at Nomura Securities and Bankers Trust International.

        Tom Kelly.    Mr. Kelly was appointed Chief Executive Officer of AerCap Ireland in 2010. Mr. Kelly previously served as Chief Financial Officer of AerCap's Irish operations and has a substantial aircraft leasing and financial services background. Previously, Mr. Kelly spent ten years with GECAS where his last roles were as Chief Financial Officer and director of GE Capital Aviation Services (GECAS) Limited, GECAS's Irish operation. Mr. Kelly also served as global controller for GECAS in his role as Senior Vice President & Controller. Prior to joining GECAS in 1997, Mr. Kelly spent over eight years with KPMG in their London office, as Senior Manager in their financial services practice. Mr. Kelly is a Chartered Accountant and holds a Bachelor of Commerce degree from University College, Dublin.

        Theresa Murray.    Ms. Murray was appointed Head of Human Resources in October 2016. She has over 25 years' experience across all HR disciplines. Prior to joining AerCap she held the position of International HR Director at Nuance Communications. Throughout her career she has held a variety of HR and management roles including senior positions at Telefonica and Lucent Technologies.

        Edward (Ted) O'Byrne.    Mr. O'Byrne was appointed Chief Investment Officer in January 2011. Previously he held the position of Head of Portfolio Management overseeing aircraft trading, OEM relationships and portfolio management activities. Mr. O'Byrne joined AerCap in July 2007 as Vice President Portfolio Management and Trading. Prior to joining AerCap, he worked as Airline Marketing Manager at Airbus North America and later as Director, Sales Contracts for Airbus Leasing Markets in Toulouse, France. Mr. O'Byrne received his M.B.A. from the University of Chicago Booth School of Business and his B.A. from EuroMed in France.

        Martin Olson.    Mr. Olson assumed the position of Head of OEM Relations following the acquisition of ILFC by AerCap. He previously served in the role of Senior Vice President at ILFC. Mr. Olson heads AerCap's OEM Relations Department, responsible for purchasing new aircraft and engines. He joined ILFC in 1995 after ten years with McDonnell Douglas Aircraft Corporation. Mr. Olson is a graduate of California State University, Fullerton. He holds a Master's degree in Business Administration from the University of Southern California.

        Sean Sullivan.    Mr. Sullivan assumed the position of Head of Americas following the acquisition of ILFC by AerCap, previously serving in the role of Senior Vice President and Head of ILFC Americas. In this role, Mr. Sullivan was involved in ILFC's purchase and leaseback business, including strategic direction of the business, pricing and analysis tools, critical support, and customer evaluation and processes. Mr. Sullivan has more than 20 years' experience in negotiating and managing complicated transactions. Prior to ILFC, Mr. Sullivan was Director of Allco Aviation, where he oversaw strategic direction and creation of the business plan, focused on growth through purchase and leaseback transactions. Previously, he held the position of Vice President at Bank of America in the Leasing and Capital group, focused on aviation finance.

        Joe Venuto.    Mr. Venuto was appointed Chief Technical Officer of AerCap in February 2012. He previously served in the role of Senior Vice President Operations for the Americas at AerCap for four years. From 2004 to 2008, he held the role of Senior Vice President Operations at AeroTurbine, responsible for all technical issues. Prior to joining AeroTurbine, Mr. Venuto held the role of Senior Director Maintenance at several airlines including Trump Shuttle, Laker Airways and Amerijet International. He has over 30 years' experience in the aviation industry and he commenced his aviation career as an Airplane and Powerplant technician for Eastern Airlines. Mr. Venuto is a graduate of the College of Aeronautics and a licensed FAA Airframe and Powerplant Technician.

        Kenneth Wigmore.    Mr. Wigmore assumed the position of Head of EMEA following the acquisition of ILFC by AerCap. Previously, he held the positions of Chief Marketing Officer, and Head of Marketing for the Americas, overseeing customer relationships in North and South America from January 2008. Mr. Wigmore joined AerCap in April 2003 as Vice President Airline Marketing. Prior to joining AerCap, he worked as Airline Analyst and later as Sales Director, China over a 9 year period with the aircraft manufacturer Fairchild Dornier. Mr. Wigmore holds a Bachelor of Science degree from Mount Saint Mary's University in Maryland.

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

        In addition, our non-executive directors receive an annual equity award as provided for in AerCap's remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. As of December 31, 2017, our non-executive directors held 45,382 restricted stock units, 15,753 shares of restricted stock and options to acquire a total of 22,941 AerCap ordinary shares; these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive compensation

        The aircraft leasing business is highly competitive. As a global leader in aircraft leasing, we seek to attract and retain the most talented and successful officers to manage our business and to motivate them with appropriate incentives to execute our strategy and to promote and encourage continued superior performance over a prolonged period of time, in support of achieving the objectives of long-term value creation and appropriate risk-taking. We have designed our compensation plans to meet these objectives.

Compensation goal	How goal is accomplished
Attract and retain leading executive talent	• Design compensation elements to enable us to compete effectively for executive talent
• Selectively retain executives acquired through business transactions considering industry and functional knowledge, leadership abilities and fit with Company culture
• Perform market analysis to stay informed of compensation trends and practices
Align executive pay with shareholder interests	• Concentrate executive pay heavily in equity compensation
• Require robust equity ownership and retention
• Motivate senior executives with meaningful incentives to generate long-term returns
Pay for performance	• Pay annual bonuses based on performance against one-year budgeted target set by the Nomination and Compensation Committee
• Reward long-term growth and value creation
• Tie long-term incentive program awards to the achievement of multi-year earnings per share targets set by the Nomination and Compensation Committee
• Reward high performers with above-target pay when predetermined goals are exceeded
Manage risk	• Prohibit hedging of Company securities and pledging of AerCap equity prior to vesting
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Incentive compensation for the executive director is subject to clawback provisions under Dutch law

        During the year ended December 31, 2017, we paid an aggregate of approximately $9.3 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members (Aengus Kelly, Wouter (Erwin) den Dikken, Keith Helming (January 1, 2017 to March 31, 2017), Peter Juhas (as of April 1, 2017) and Philip Scruggs), including approximately $0.6 million as part of their retirement and pension plans.

        The compensation packages of our Group Executive Committee members (other than our Chief Executive Officer) and certain other officers, consisting of base salary, annual bonus and, for some officers, annual stock bonus, along with other benefits, are determined by the Nomination and Compensation Committee upon the recommendation of the Chief Executive Officer (other than with respect to his own compensation) on an annual basis. In addition, upon the recommendation of the Chief Executive Officer (other than with respect to his own equity awards), the Nomination and Compensation Committee may grant long-term equity incentive awards to our officers on a non-recurring basis under our equity incentive plans, as further outlined below. The compensation package of our Chief Executive Officer, consisting of base salary, annual bonus, annual stock bonus and a long-term equity incentive award, along with other benefits, is determined by the Board of Directors, upon recommendation of the Nomination and Compensation Committee, in accordance with the remuneration policy approved by the General Meeting of Shareholders.

        The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon recommendation of the Nomination and Compensation Committee) based on the Company's performance relative to the U.S. GAAP EPS budget for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company's U.S. GAAP EPS budget and target bonus levels are determined before the beginning of the relevant year. The actual annual bonus amounts and the actual annual stock bonuses are determined and paid or granted, as the case may be, after the end of the relevant year. As a matter of policy, actual bonus amounts will be below target level in years that the EPS target is not met, unless specific circumstances require otherwise which, if any, will be disclosed in this annual report. The annual stock bonuses vest after three years, or, if earlier, at the end of the officer's employment term.

        Our long-term equity incentive program is designed to retain our most talented and successful officers and to incentivize continued superior performance, in accordance with the Company's long-term objectives, for the benefit of our shareholders and other stakeholders. The majority of the long-term equity awards have vesting periods ranging between three years and five years, and the vesting of 66.67% of each award is conditional upon the achievement of the Company's U.S. GAAP EPS budget over the multi-year vesting period, as determined by the Board of Directors at the beginning of the vesting period (33.33% of each award is subject to time-based vesting). The awards will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining performance-based shares being forfeited. None of the performance-based shares will vest if 84% or less of the EPS target is met, which indicates the stringency of the program. A portion of the performance-based shares will vest, as specified in the award agreements, if between 84% and 100% of the EPS target is met, and all performance-based shares will vest if the EPS target is met or exceeded. In the event of a change of control of the Company, the shares will immediately vest. We believe that the design of our long-term equity incentive program promotes and encourages continued superior performance over a prolonged period of time in support of achieving the objectives of long-term value creation and appropriate risk-taking.

        Severance payments are part of the employment agreements with our Group Executive Committee members. The amount of the pre-agreed severance is based upon calculations in accordance with their respective age and years of service.

        The Company is subject to the Netherlands' Clawback of Bonuses Act. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2017, we did not have any directors other than the executive director who were in charge of day-to-day management.

AerCap equity incentive plans

        Under our equity incentive plans, we have granted restricted stock units, restricted stock and stock options, to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.

        The table below indicates the equity awards the Company granted to our Group Executive Committee members, and their equity awards that vested in 2017:

	2017 Granted		2017 Vested
Aengus Kelly (CEO)	19,358	(a)	14,692	(b)
Wouter (Erwin) den Dikken (COO)	5,007	(c)	5,763	(d)
Peter Juhas (CFO)	8,061	(c)	—
Philip Scruggs (President and CCO)	330,681	(c)	—

(a)
Grant of 29,682 shares of restricted stock, of which 10,324 were withheld to pay taxes incurred by Mr. Kelly in connection with the grant.
(b)
Vesting of shares of restricted stock.
(c)
Grant of restricted stock units; payroll tax will be withheld and deducted from the shares to be delivered at vesting, as applicable.
(d)
Vesting of 5,763 restricted stock units, of which 2,870 were withheld to pay taxes incurred by Mr. den Dikken in connection with the vesting.

        The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2017 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock and restricted stock units, as specified in the paragraph below regarding share ownership.

	2018	2019	2020
Aengus Kelly (CEO)	1,074,078	571,455	—
Wouter (Erwin) den Dikken (COO)	814,212	—	—
Peter Juhas (CFO)	—	233,061	—
Philip Scruggs (President and CCO)	677,998	—	320,000

        We require our Group Executive Committee members to own Company ordinary shares having a value equal to at least ten times their annual base salary, in order to further align their interests with the long-term interests of our shareholders. This threshold amount includes ordinary shares owned outright, vested stock-based equity awards, time-based restricted stock and time-based restricted stock units, whether or not vested, and any stock-based equity that the executive has elected to defer. New Group Executive Committee members have a five year grace period to meet this threshold. In addition, each Group Executive Committee member is required to hold, post vesting, 50% of the net shares (after satisfaction of any exercise price or tax withholding obligations) delivered to him or her pursuant to Company equity awards since January 1, 2007, for so long as such member remains employed by the Company (or, if earlier, until such member reaches 65 years of age). Sales of Company ordinary shares are conducted with a view to avoiding undue impact on the Company ordinary share price and in compliance with laws and regulations. Each executive must consult with the Chairman before executing any sale of the Company's ordinary shares.

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

Board Practices

General

        Our Board of Directors currently consists of eleven directors, ten of whom are non-executive.

        As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the "Dutch Code"), for a non-executive director to be considered "independent," he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Two of our non-executive directors (out of a total of ten) are affiliated with Waha. However, we believe the current composition of the Board enables it to operate effectively and independently, also considering the fact that the non-executive directors are carefully selected based upon their combined experience and expertise.

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

        In 2017, the Board of Directors met on nine occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as AerCap's annual reports and annual accounts for the financial year 2016, topics for the AGM 2017, secured and unsecured financing transactions and AerCap's liquidity position, AerCap's hedging policies, optimization of AerCap's portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap's backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap's corporate and tax structure, completion of the AeroTurbine downsizing, reports from the various Board committees, budgeting and financial planning, remuneration and compensation, directors' and officers' succession planning, regulatory compliance, culture and values, sustainability and community, governance and risk management and control.

Composition of the Board

        The Board members are from diverse professional backgrounds and combine a broad spectrum of experience and expertise with a reputation for integrity. The Board as a whole possesses a wide range of core competencies, professional backgrounds and skill sets. The Board aims for a diverse composition, in line with the global nature and identity of the Company and its business, in terms of such factors as nationality, background, gender and age. It is our objective to increase female representation on our Board, as we believe that greater gender diversity of the Board will have a positive impact. Candidate directors are primarily selected on the basis of core competencies, professional backgrounds and skill sets.

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

Group Executive Committee

        We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with regard to the operational management of the Company, subject to the Chief Executive Officer's ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2017, the members of our Group Executive Committee were Aengus Kelly (Chief Executive Officer), Wouter (Erwin) den Dikken (Chief Operating Officer), Peter Juhas (Chief Financial Officer) and Philip Scruggs (President & Chief Commercial Officer). The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.

Group Portfolio and Investment Committee

        Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2017, the members of our Group Portfolio and Investment Committee were Peter Juhas, Aengus Kelly, Salem Al Noaimi, James (Jim) Chapman, Edward (Ted) O'Byrne and Robert (Bob) Warden.

Group Treasury and Accounting Committee

        Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2017, the members of our Group Treasury and Accounting Committee were Peter Juhas, Aengus Kelly, Salem Al Noaimi, Marius Jonkhart, Tom Kelly, Brian Canniffe and Robert (Bob) Warden.

Audit Committee

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are "independent" as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2017, the members of our Audit Committee were James (Jim) Chapman (Chairman), Marius Jonkhart, Richard (Michael) Gradon and James (Jim) Lawrence.

        In 2017, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, external auditor's reports, external auditor's independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditor's audit plan for 2017, approval of other services rendered by the external auditor, internal audit reports, the internal auditor's audit plan for 2018, the Company's compliance, risk management policies and integrity and fraud, the expenses incurred by the Company's most senior officers in carrying out their duties, the Company's tax planning policies, the functioning of the Audit Committee, the audit committee charter and the audit committee cycle. The Audit Committee had several separate sessions with the external auditor without management being present.

Nomination and Compensation Committee

        Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three non-executive directors appointed by the Board of Directors. As of December 31, 2017, the members of our Nomination and Compensation Committee were Pieter Korteweg (Chairman), Salem Al Noaimi, Paul Dacier and Robert (Bob) Warden.

        In 2017, the Nomination and Compensation Committee met on four occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In addition, various resolutions were adopted outside of these meetings.

        None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

Share ownership

        The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2017:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a)(b)	Ordinary shares underlying options (c)	Fully diluted ownership percentage (d)
Directors:
Pieter Korteweg (Chairman)	21,012	4,545	12,025	—	*
Aengus Kelly (CEO) (e)	605,700	1,645,533	—	—	1.5%
Salem Al Noaimi	2,959	376	2,253	3,954	*
Homaid Al Shimmari	—	—	—	—	*
James (Jim) Chapman	10,619	642	3,965	1,803	*
Paul Dacier	11,001	3,596	6,193	5,728	*
Richard (Michael) Gradon	—	3,380	7,155	—	*
Marius Jonkhart	16,178	427	3,394	5,728	*
James (Jim) Lawrence	100,000	—	3,394	—	*
Michael Walsh	500	—	2,253	—	*
Robert (Bob) Warden	733	2,787	4,750	5,728	*

Total Directors	768,702	1,661,286	45,382	22,941
Group Executive Committee (GEC) Members:
Wouter (Erwin) den Dikken (COO)	205,808	—	814,212	—	*
Peter Juhas (CFO)	29,025	—	233,061	—	*
Philip Scruggs	—	667,317	330,681	—	*

Total Directors and GEC Members	1,003,535	2,328,603	1,423,336	22,941

*
Less than 1.0%.
(a)
All restricted stock and restricted stock units are subject to time-based or performance-based vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 4,319 will vest on January 1, 2018, 42,124 will vest on February 17, 2018, 2,575,333 will vest on May 31, 2018 (or, for part of these, the date of the AGM in 2018, whichever is the earlier), 20,347 will vest on February 19, 2019, 551,108 will vest on May 31, 2019 (or the date of the AGM in 2019, whichever is the earlier), 233,061 will vest on September 13, 2019, 320,000 will vest on May 31, 2020 and 5,647 will vest on January 1, 2021.
(b)
Payroll tax will be withheld and deducted from the shares to be delivered at the vesting of restricted stock units, as applicable.
(c)
5,322 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 8,604 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 9,015 options expire on December 31, 2022 and carry a strike price of $13.72 per option.
(d)
Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards at target in this table, and no vesting or exercise of any other equity awards.
(e)
Mr. Kelly is our Chief Executive Officer and an Executive Director of the Board.

        All of our ordinary shares have the same voting rights.

        The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen's Green, Dublin 2, Ireland.

Employees

        The following table presents the number of employees relating to our aircraft leasing business at each of our principal geographic locations as of December 31, 2017, 2016 and 2015:

	As of December 31,
Location	2017	2016	2015
Dublin, Ireland	205	159	90
Shannon, Ireland	75	70	74
Los Angeles, California	54	60	72
Singapore	43	44	41
Amsterdam, the Netherlands	7	45	90
Other (a)	23	20	18

Total (b)	407	398	385

(a)
Includes employees located in China, France, the United Kingdom, the United Arab Emirates and throughout the United States.
(b)
Includes two, ten and seven part-time employees as of December 31, 2017, 2016 and 2015, respectively.

        None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.

        In addition to the above, as of December 31, 2017, 2016 and 2015, we had nil, 160 and 411 employees, respectively, primarily located in Miami, Florida and Goodyear, Arizona relating to our AeroTurbine subsidiary.

Item 7.         Major Shareholders and Related Party Transactions

Major shareholders

        Beneficial holders of 5% or more of our ordinary outstanding shares as of December 31, 2017, based on available public filings, include: Wellington Management Co. LLP at 8.2% (12,591,388 shares), Greenlight Capital, Inc. at 6.4% (9,768,178 shares) and Donald Smith & Company, Inc. at 5.5% (8,431,177 shares).

        In addition, in the second half of 2014, Waha Capital PJSC entered into sale and funded collar transactions with respect to the entire amount of the ordinary shares they held. We understand that Waha has the right to acquire, through a call right, up to the same number of shares that are the subject of the funded collar transactions. Based on the most recent SEC filing made by Waha, we understand that 25,221,483 shares, or 16.5% of our ordinary outstanding shares, are subject to the funded collar transactions and related call right.

        We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.

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

Item 8.         Financial Information

Consolidated statements and other financial information

        Please refer to pages F-1 through F-91 of this annual report.

Significant changes

        Please refer to Note 32—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.

Item 9.         The Offer and Listing

Offer and listing details

        Not applicable.

Markets

        AerCap's shares are traded on the NYSE under the symbol "AER."

Trading on the New York Stock Exchange

        The following table presents, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE Composite Tape:

	Price per AerCap Holdings N.V. ordinary share (a)
	High	Low
	($)	($)
Annual highs and lows
2013	39.10	13.73
2014	50.02	34.38
2015	51.50	37.42
2016	45.53	24.61
2017	54.50	41.54
2017 and 2016 quarterly highs and lows
Quarter 1 2016	42.42	24.61
Quarter 2 2016	42.34	31.45
Quarter 3 2016	40.94	31.66
Quarter 4 2016	45.53	38.20
Quarter 1 2017	49.66	41.54
Quarter 2 2017	47.43	42.35
Quarter 3 2017	51.27	46.23
Quarter 4 2017	54.50	49.07
2017 monthly highs and lows
January	44.59	41.54
February	49.66	43.93
March	46.59	43.63
April	46.33	42.85
May	46.95	42.35
June	47.43	44.21
July	50.24	46.23
August	50.79	47.70
September	51.27	48.13
October	53.30	50.91
November	54.50	49.07
December	53.56	51.18
2018 monthly highs and lows
January	55.67	52.42
February	54.58	49.04
March (through March 2, 2018)	49.93	49.14

(a)
Share prices provided are intraday highs and lows for all periods presented.

        On March 2, 2018, the closing sales price for our ordinary shares on the NYSE as reported on the NYSE Composite Tape was $49.34.

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

Regulatory obligations regarding certain share transactions

        AerCap Cash Manager II Limited, which is a member of AerCap, is subject to regulation by the Central Bank of Ireland. As a result, the acquisition or disposal directly or indirectly of interests in AerCap shares or similar interests may be subject to regulatory requirements involving the Central Bank of Ireland as set out below. The following disclosure is for information purposes only and AerCap cannot provide Irish legal advice to actual or potential investors. Actual or potential investors in AerCap must obtain their own legal advice in relation to their position.

        Under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) (the "MiFID II Regulations"), a person or a group of persons acting in concert proposing to acquire a direct or indirect holding of ordinary shares or other similar interests in AerCap must give the Central Bank of Ireland prior written notice of such proposed acquisition if the acquisition would directly or indirectly (i) represent 10% or more of the capital or voting rights in AerCap; (ii) result in the proportion of capital or voting rights in AerCap held by such person or persons reaching or exceeding 10%, 20%, 33% or 50% of the capital or voting rights in AerCap; or (iii) in the opinion of the Central Bank of Ireland, make it possible for that person or those persons to control or exercise a significant influence over the management of AerCap Cash Manager II Limited. Any such proposed acquisition shall not proceed until (a) the Central Bank of Ireland has informed such proposed acquirer or acquirers that it approves such acquisition or (b) the period prescribed in Regulation 21 of the MiFID II Regulations has elapsed without the Central Bank of Ireland having given notice in writing that it opposes such acquisition. It is important in this regard to note that the validity as a matter of Irish law of affected transactions, if completed without prior notification to, or assessment by, the Central Bank of Ireland will not be recognized in Ireland. Corresponding provisions apply to the disposal of direct and indirect shareholdings in AerCap except that, in such case, no approval is required, but prior notice of the disposal must be given to the Central Bank of Ireland. AerCap Cash Manager II Limited is required under the MiFID II Regulations to notify the Central Bank of Ireland of relevant acquisitions and/or disposals of which it becomes aware.

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

        At the AGM held in 2017, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares (i) up to ten percent of the Company's issued share capital; and (ii) up to an additional ten percent of the Company's issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.

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

        The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2017, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph Issuance of ordinary shares, which authorization is valid for a period of 18 months.

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

        At the AGM held in 2017, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company's issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company's issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company's issued share capital, and certain other conditions described in these resolutions.

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

        At the AGM held in 2017, our shareholders resolved to cancel the Company's ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors of the exact number of ordinary shares to be cancelled. During 2017, we cancelled 20,000,000 ordinary shares that we had repurchased. In January 2018, we cancelled 5,000,000 ordinary shares and in March 2018, we cancelled a further 6,000,000 ordinary shares, which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company's shareholders.

General Meetings of Shareholders

        Our articles of association determine how our AGM and any extraordinary General Meeting of Shareholders are convoked. At least one AGM must be held every year. Shareholders can exercise their voting rights by submitting their proxy forms or equivalent means prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders. Shareholders may exercise their meeting rights in person after notifying us prior to a set date and providing us with appropriate evidence of ownership of the shares and authority to vote prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable general meeting of shareholders.

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

        The AGM was held on May 5, 2017. The AGM adopted the 2016 annual accounts and voted for all other items which required a vote.

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

Adoption of annual accounts and discharge of management liability

        Each year, our Board of Directors must prepare annual accounts within four months after the end of our financial year. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, a report of the Board of Directors and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

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

Risk management and control framework

        Our management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Supervision is exercised by our Audit Committee, as described in "Item 6. Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee." Our internal risk management and control framework is based on the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The COSO framework aims to provide reasonable assurance regarding effectiveness and efficiency of an entity's operations, reliability of financial reporting, prevention of fraud and compliance with laws and regulations.

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

Compliance procedures

        AerCap has various procedures and programs in place designed to ensure compliance with relevant laws and regulations, including anti-insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures and anti-trust procedures. Our compliance programs are maintained and supervised by the Chief Compliance Officer, and they include annual training in key compliance areas and annual certifications. The procedures are subject to regular audits by, or on behalf of, the internal audit function.

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

        An exemption from DWT is available on dividend payments made to certain non-Irish tax resident shareholders ("Exempt Non-Resident Shareholders"). Exempt Non-Resident Shareholders must be resident in a Relevant Territory (i.e. a country with which Ireland has a double tax treaty), which includes the United States and member states of the EU (other than Ireland). Exempt Non-Resident Shareholders include:

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

        Prior to paying any dividend, the Company intends to put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a "qualifying intermediary," such that any dividends paid by the Company will be paid via a qualifying intermediary.

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

U.S. tax considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that hold those ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the total combined voting power, if any, of our ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

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

Potential application of PFIC provisions

        We do not believe we will be classified as a PFIC for 2017. We cannot yet make a determination as to whether we will be classified as a PFIC for 2018 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is "passive income;" or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income." Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

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

        Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must file IRS Form 8621.

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

Information reporting and backup withholding

        Information reporting to the U.S. IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than certain corporations and other exempt recipients. A 28% "backup" withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. IRS.

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

        All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register in Amsterdam, the Netherlands. Our net income attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2016 and our total AerCap Holdings N.V. shareholders' equity as of December 31, 2016 as set forth in our annual statutory accounts were $914.5 million and $8,161.9 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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

        The following discussion should be read in conjunction with Note 12—Derivative assets and Note 15—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.

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

        The principal amount of our outstanding floating rate debt was approximately $8.9 billion, or approximately 31% of the total principal amount of our outstanding indebtedness as of December 31, 2017. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $25 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

        The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2017. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2018	2019	2020	2021	2022	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,715.4	$2,129.1	$1,826.5	$1,300.5	$763.3	$7.1	$25.0
Weighted average strike rate	2.3%	2.2%	2.2%	2.3%	2.2%	3.3%

	2018	2019	2020	2021	2022	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$1,873.0	$1,884.8	$1,712.8	$926.7	$208.3	$—	$23.9
Weighted average pay rate	1.8%	1.8%	1.8%	1.9%	1.9%	—%

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

Inflation

        Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

Item 12.       Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.       Controls and Procedures

Disclosure controls and procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, has evaluated, as of December 31, 2017, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation report of the registered public accounting firm

        PricewaterhouseCoopers Accountants N.V., the independent registered public accounting firm that audited our Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2017 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Changes in internal control over financial reporting

        There were no changes in AerCap's internal controls over financial reporting during the year of 2017 that materially affected, or were reasonably likely to materially affect, the effectiveness of the internal controls over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that James (Jim) Chapman, Marius Jonkhart and James (Jim) Lawrence are "audit committee financial experts," as that term is defined by SEC rules. All members of the Audit Committee are "independent," as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Ethics

        Our Board of Directors has adopted our Code of Conduct, a code that applies to the members of our Board of Directors, including its Chairman, our officers and employees. This code is publicly available on our website at www.aercap.com.

Item 16C.    Principal Accountant Fees and Services

        Our auditors charged the following fees for professional services rendered for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(U.S. Dollars in thousands)
Audit fees	$5,667	$5,099
Audit-related fees	—	36
Tax fees	554	737
All other fees	103	131

Total	$6,324	$6,003

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2017:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2017	2,028,459	$43.12	2,028,459	$96.6
February 2017	1,672,155	45.86	1,672,155	369.9
March 2017	2,850,495	45.23	2,850,495	241.0
April 2017	2,394,641	44.54	2,394,641	134.3
May 2017	2,320,442	45.04	2,320,442	329.8
June 2017	1,800,896	45.72	1,800,896	247.5
July 2017	1,121,487	48.38	1,121,487	443.2
August 2017	1,991,100	49.18	1,991,100	345.3
September 2017	2,297,214	49.75	2,297,214	231.0
October 2017	677,564	51.77	677,564	395.9
November 2017	2,559,045	51.02	2,559,045	265.4
December 2017	2,019,337	52.52	2,019,337	159.3

Total	23,732,835	$47.39	23,732,835	$159.3

(a)
In November 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. We completed this share repurchase program on March 6, 2017.

In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. We completed this share repurchase program on June 12, 2017.

In May 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. In July 2017, this share repurchase program was extended to run through December 31, 2017. We completed this share repurchase program on September 26, 2017.

In July 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2017. In October 2017, this share repurchase program was extended to run through March 31, 2018. We completed this share repurchase program on December 14, 2017.

In October 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. We completed this share repurchase program on February 21, 2018.

In February 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through June 30, 2018. As of March 2, 2018, the dollar amount remaining under this share repurchase program was $145.7 million.

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

        Under Dutch rules, shareholders can delegate authority to issue ordinary shares to the Board of Directors at the AGM. In the past, our shareholders have delegated authority to issue ordinary shares to our Board at our AGM.

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

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.       Financial Statements

        Not applicable.

Item 18.       Financial Statements

        Please refer to pages F-1 through F-91 of this annual report.

Item 19.       Exhibits

        We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association
2.1	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement) (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)
2.2	Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Crédit Agricole, as the Initial Primary Liquidity Facility Provider, and Crédit Agricole as the Class A-1 Funding Agent (filed as an exhibit to our Form 6-K on September 11, 2008 and incorporated herein by reference)
2.3	Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.4	Deed of Amendment, dated as of April 9, 2014, relating to the Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.5	Subscription Agreement dated as of October 25, 2010 between AerCap Holdings N.V., Waha AC Coöperatief U.A. and Waha Capital PJSC (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.6	AerCap Holdings N.V. 2012 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-180323 and incorporated herein by reference)
2.7	Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of May 22, 2012 (filed as an exhibit to our Registration Statement on Form F-4, File No. 333-182169-01 and incorporated herein by reference)
2.8	First Supplemental Indenture related to the 6.375% Senior Unsecured Notes due 2017, dated as of June 15, 2012, among AerCap Aviation Solutions B.V., AerCap Holdings N.V. and Wilmington Trust, National Association, as trustee (filed as an exhibit to our Registration Statement on Form F-4, File No. 333-182169-01 and incorporated herein by reference)
2.9	Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.10	Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between AerCap Holdings N.V. and Waha AC Coöperatief U.A.(filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.11	Five-Year Revolving Credit Agreement dated as of December 16, 2013, among AerCap Holdings N.V., AerCap Ireland Capital Limited, the Subsidiary Guarantors Party thereto and American International Group, Inc. (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
2.12	Guarantee Assumption Agreement to the Five-Year Revolving Credit Agreement, dated as of May 14, 2014, by each of the Additional Subsidiary Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.13	Second Amended and Restated Revolving Credit Agreement, dated as of February 15, 2017, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent.
2.14	Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
2.15	Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.16	First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.17	Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.18	Third Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.19	Fourth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)
2.20	Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.21	Sixth Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)
2.22	Seventh Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)
2.23	Eighth Supplemental Indenture, dated as of October 21, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 22, 2015 and incorporated herein by reference)
2.24	Ninth Supplemental Indenture, dated as of May 23, 2016, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on May 23, 2016 and incorporated herein by reference)
2.25	Tenth Supplemental Indenture, dated as of January 26, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 26, 2017 and incorporated herein by reference)
2.26	Eleventh Supplemental Indenture, dated as of January 26, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 26, 2017 and incorporated herein by reference)
2.27	Twelfth Supplemental Indenture, dated as of July 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 21, 2017 and incorporated herein by reference)
2.28	Thirteenth Supplemental Indenture, dated as of November 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on November 21, 2017 and incorporated herein by reference)
2.29	Fourteenth Supplemental Indenture, dated as of January 23, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 23, 2018 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.30	Fifteenth Supplemental Indenture, dated as of January 23, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 23, 2018 and incorporated herein by reference)
2.31	Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch (filed as an exhibit to our Form 6-K on September 5, 2014 and incorporated herein by reference)
2.32	Registration Agreement, dated as of December 1, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Deutsche Bank Securities Inc., Citibank N.A., London Branch, Deutsche Bank AG, London Branch, and UBS AG, London Branch (filed as an exhibit to our Form 6-K on December 3, 2014 and incorporated herein by reference)
2.33	Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (successor to Continental Bank, National Association) (filed as an exhibit to the ILFC Registration Statement No. 33-43698 and incorporated herein by reference)
2.34	First Supplemental Indenture, dated as of November 1, 2000, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)
2.35	Second Supplemental Indenture, dated as of February 28, 2001, to the indenture between ILFC and U.S. Bank Trust National Association (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference)
2.36	Third Supplemental Indenture, dated as of September 26, 2001, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference)
2.37	Fourth Supplemental Indenture, dated as of November 6, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
2.38	Fifth Supplemental Indenture, dated as of December 27, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)
2.39	Sixth Supplemental Indenture, dated as of June 2, 2003, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)
2.40	Seventh Supplemental Indenture, dated as of October 8, 2004, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on October 14, 2004 and incorporated herein by reference)
2.41	Eighth Supplemental Indenture, dated as of October 5, 2005, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.42	Ninth Supplemental Indenture, dated as of October 5, 2006, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
2.43	Tenth Supplemental Indenture, dated as of October 9, 2007, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
2.44	Eleventh Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.45	Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as an exhibit to the ILFC Registration Statement No. 333-49566 and incorporated herein by reference)
2.46	First Supplemental Indenture, dated as of August 16, 2002 to the Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as Exhibit 4.2 to the ILFC Registration Statement No. 333-100340 and incorporated herein by reference)
2.47	Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 2000, between ILFC and Bank of New York, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)
2.48	Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)
2.49	First Supplemental Indenture, dated as of August 20, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.50	Second Supplemental Indenture, dated as of December 7, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.51	Third Supplemental Indenture, dated as of May 24, 2011, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011, and incorporated herein by reference)
2.52	Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.53	Fifth Supplemental Indenture, dated as of March 19, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.54	Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.55	Seventh Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.56	Eighth Supplemental Indenture, dated as of May 24, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2013 and incorporated herein by reference)
2.57	Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.58	Officers' Certificate, dated as of August 20, 2010, establishing the terms of the 8.875% senior notes due 2017 (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.59	Officers' Certificate, dated as of December 7, 2010, establishing the terms of the 8.25% senior notes due 2020 (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)
2.60	Officers' Certificate, dated as of May 24, 2011, establishing the terms of the 5.75% senior notes due 2016 and the 6.25% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011 and incorporated herein by reference)
2.61	Officers' Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)
2.62	Officers' Certificate, dated as of March 19, 2012, establishing the terms of the 4.875% senior notes due 2015 and the 5.875% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)
2.63	Officers' Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)
2.64	Officers' Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)
2.65	Indenture, dated as of March 22, 2010, among ILFC, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Security Registrar and Authentication Agent (filed as an exhibit to the ILFC Form 8-K filed on March 24, 2010 and incorporated herein by reference)
2.66	First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated March 22, 2010, by and among ILFC, AerCap Global Aviation Trust, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.67	Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)
2.68	First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated August 11, 2010, by and between ILFC, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.69	Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.70	First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.71	Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.72	Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)
2.73	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.74	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)
2.75	Aircraft Mortgage and Security Agreement and Guaranty, dated as of August 11, 2010, among ILFC, ILFC Ireland Limited, ILFC (Bermuda) III, Ltd., the additional grantors referred to therein, and Wells Fargo Bank Northwest, National Association, entered into in connection with the Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2010 and incorporated herein by reference)
2.76	Term Loan Credit Agreement, dated as of March 30, 2011, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., and Ballysky Aircraft Ireland Limited, as obligors, the lenders identified therein, Citibank N.A., as administrative agent and collateral agent, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as joint lead structuring agents and joint lead placement agents, and BNP Paribas, as joint placement agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.77	First Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Temescal Aircraft Inc., as borrower, ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.78	Second Amendment to Term Loan Credit Agreement, dated as of March 31, 2015, among Temescal Aircraft LLC (as successor to Temescal Aircraft Inc.), as borrower, Park Topanga Aircraft LLC (as successor to Park Topanga Aircraft Inc.), Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the Guarantors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
2.79	Third Amendment to Term Loan Credit Agreement, dated as of February 9, 2017, among Temescal Aircraft LLC (as successor to Temescal Aircraft Inc.), as borrower, Park Topanga Aircraft LLC (as successor to Park Topanga Aircraft Inc.), Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, AerCap Global Aviation Trust, the Guarantors identified therein, and Citibank N.A., as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2016 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.80	Aircraft Mortgage and Security Agreement, dated as of March 30, 2011, among Park Topanga Aircraft Inc., Temescal Aircraft Inc., Ballysky Aircraft Ireland Limited, Charmlee Aircraft Inc., the additional grantors referred to therein, and Citibank, N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.81	Incremental Lender Assumption Agreement, dated as of April 21, 2011, among Temescal Aircraft Inc., ILFC, Park Topanga Aircraft Inc., Charmlee Aircraft Inc., Ballysky Aircraft Ireland Limited, KfW IPEX-Bank GmbH, as the incremental lender, and Citibank, N.A., as administrative agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference)
2.82	Term Loan Credit Agreement, dated as of February 23, 2012, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., and Flying Fortress Ireland Leasing Limited, as obligors, the lenders identified therein, Bank of America, N.A., as administrative agent and collateral agent, and Deutsche Bank Securities Inc., as syndication agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.83	First Amendment to Credit Agreement, dated as of April 5, 2013, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc. and Flying Fortress Ireland Leasing Limited, as the borrower parties, the Consenting Lenders named therein, the New Lenders named therein, Bank of America, N.A., as collateral agent and administrative agent, and Royal Bank of Canada (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference)
2.84	Second Amendment to Term Loan Credit Agreement, dated as of April 2, 2014, among Flying Fortress Inc., as borrower, ILFC, Flying Fortress Financing Inc., Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Bank of America N.A., as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.85	Third Amendment to Term Loan Credit Agreement, dated as of May 6, 2015, among Flying Fortress Holdings, LLC (as successor to Flying Fortress, Inc.), as borrower, ILFC, Flying Fortress Financing, LLC, Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, Bank of America N.A., as collateral agent and administrative agent, and Royal Bank of Canada (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
2.86	Fourth Amendment to Term Loan Credit Agreement, dated as of December 21, 2016, among Flying Fortress Holdings, LLC (as successor to Flying Fortress, Inc.), as borrower, ILFC, Flying Fortress Financing, LLC, Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, Bank of America N.A., as collateral agent and administrative agent, and Royal Bank of Canada (filed as an exhibit to our Form 20-F for the year ended December 31, 2016 and incorporated herein by reference)
2.87	Fifth Amendment to Term Loan Credit Agreement, dated as of August 2, 2017, among Flying Fortress Holdings, LLC (as successor to Flying Fortress, Inc.), as borrower, ILFC, Flying Fortress Financing, LLC, Flying Fortress US Leasing Inc., Flying Fortress Ireland Leasing Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, Bank of America N.A., as collateral agent and administrative agent, and Royal Bank of Canada

Exhibit Number	Description of Exhibit
2.88	Term Loan Security Agreement, dated as of February 23, 2012, among Flying Fortress Financing Inc., Flying Fortress Inc., Flying Fortress Ireland Leasing Limited, Flying Fortress US Leasing Inc., and the additional grantors referred to therein, as grantors, and Bank of America N.A., as collateral agent (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)
2.89	Term Loan Credit Agreement, dated as of March 6, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., and Artemis (Delos) Limited as obligors, the lenders identified therein, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.90	First Amendment to Term Loan Credit Agreement, dated as of April 3, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.91	Second Amendment to Term Loan Credit Agreement, dated as of January 19, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2016 and incorporated herein by reference)
2.92	Third Amendment to Term Loan Credit Agreement, dated as of August 9, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent
2.93	Term Loan Security Agreement, dated as of March 6, 2014, among Hyperion Aircraft Limited, Delos Aircraft Limited, Delos Finance S.À.R.L., Artemis (Delos) Limited, Apollo Aircraft Inc., and the additional grantors referred to therein as grantors, and Deutsche Bank AG New York Branch, as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)
2.94	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)
2.95	The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries
4.1	Aircraft Purchase Agreement, dated as of December 30, 2005, between Airbus S.A.S. and AerVenture Limited (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)
4.2	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (filed as an exhibit to our Form 6-K on September 18, 2009 and incorporated herein by reference)
4.3	Framework Deed, dated as of May 28, 2013, between AerCap Holdings N.V. and LATAM Airlines Group S.A. (portions of which have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
4.4	Share Purchase Agreement, dated as of December 16, 2013, among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)
4.5	Share Repurchase Agreement, dated as of June 1, 2015, among AIG Capital Corporation, American International Group, Inc., the guarantors named therein, AerCap Holdings N.V. and AerCap Global Aviation Trust (filed as an exhibit to American International Group, Inc.'s Form 8-K on June 4, 2015 and incorporated herein by reference)
8.1	List of Subsidiaries of AerCap Holdings N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Accountants, N.V., an independent registered public accounting firm
101	The following financial information formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Balance Sheets as of December 31, 2017 and 2016
(2) Consolidated Income Statements for the Years Ended December 31, 2017, 2016 and 2015
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2017, 2016 and 2015
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015
(5) Consolidated Statements of Equity for the Years Ended December 31, 2017, 2016 and 2015

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer

Date: March 9, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AerCap Holdings N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over Financial Reporting under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Amsterdam, March 9, 2018

PricewaterhouseCoopers Accountants N.V.

/s/ W.J. van der Molen RA

        We have served as the Company's or its predecessor's auditor since at least 1998, which includes periods before the Company became subject to SEC reporting requirements. We have not determined the specific year we began serving as auditor of the Company or a predecessor company.

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2017 and 2016

		As of December 31,
	Note	2017	2016
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents		$1,659,669	$2,035,447
Restricted cash	4	364,456	329,180
Trade receivables		73,877	64,923
Flight equipment held for operating leases, net	5	32,396,827	31,501,973
Maintenance rights intangible and lease premium, net	7	1,501,858	2,167,925
Flight equipment held for sale	8	630,789	107,392
Net investment in finance and sales-type leases	6	995,689	755,882
Prepayments on flight equipment	29	2,930,303	3,265,979
Other intangibles, net	9	355,512	397,101
Deferred income tax assets	16	151,234	215,445
Other assets	10	979,930	779,206

Total Assets		$42,040,144	$41,620,453

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,017,374	$1,132,536
Accrued maintenance liability	14	2,461,799	2,750,576
Lessee deposit liability		827,470	859,099
Debt	15	28,420,739	27,716,999
Deferred income tax liabilities	16	673,948	578,979
Commitments and contingencies	29

Total Liabilities		33,401,330	33,038,189
Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of December 31, 2017 and 2016; 167,847,345 and 187,847,345 ordinary shares issued and 152,992,101 and 176,247,154 ordinary shares outstanding (including 3,007,752 and 3,426,810 shares of unvested restricted stock) as of December 31, 2017 and 2016, respectively	17, 26	2,058	2,282
Additional paid-in capital	17	3,714,563	4,505,019
Treasury shares, at cost (14,855,244 and 11,600,191 ordinary shares as of December 31, 2017 and 2016, respectively)	17	(731,442)	(490,092)
Accumulated other comprehensive income (loss)	17	14,274	(1,769)
Accumulated retained earnings	17	5,580,257	4,509,007

Total AerCap Holdings N.V. shareholders' equity		8,579,710	8,524,447
Non-controlling interest	17	59,104	57,817

Total Equity		8,638,814	8,582,264

Total Liabilities and Equity		$42,040,144	$41,620,453

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$162,039	$118,297
Flight equipment held for operating leases and held for sale		2,220,225	3,016,373
Other assets		66,155	50,665
Accrued maintenance liability		$44,078	$175,604
Debt		1,522,366	1,313,807
Liabilities other than accrued maintenance liability and debt		93,160	107,207

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2017, 2016 and 2015

		Year Ended December 31,
	Note	2017	2016	2015
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue	20, 23	$4,713,802	$4,867,623	$4,991,551
Net gain on sale of assets		229,093	138,522	183,328
Other income	22	94,598	145,986	112,676

Total Revenues and other income		5,037,493	5,152,131	5,287,555
Expenses
Depreciation and amortization	5, 9	1,727,296	1,791,336	1,843,003
Asset impairment	24	61,286	81,607	16,335
Interest expense	15	1,112,391	1,091,861	1,099,884
Leasing expenses		537,752	582,530	522,413
Transaction, integration and restructuring related expenses (a)	25	14,605	53,389	58,913
Selling, general and administrative expenses	18, 19, 21	348,291	351,012	381,308

Total Expenses		3,801,621	3,951,735	3,921,856

Income before income taxes and income of investments accounted for under the equity method		1,235,872	1,200,396	1,365,699
Provision for income taxes	16	(164,718)	(173,496)	(189,805)
Equity in net earnings of investments accounted for under the equity method		9,199	12,616	1,278

Net income		$1,080,353	$1,039,516	$1,177,172
Net (income) loss attributable to non-controlling interest		(4,202)	7,114	1,558

Net income attributable to AerCap Holdings N.V.		$1,076,151	$1,046,630	$1,178,730

Basic earnings per share	26	$6.68	$5.64	$5.78
Diluted earnings per share	26	$6.43	$5.52	$5.72
Weighted average shares outstanding—basic		161,059,552	185,514,370	203,850,828
Weighted average shares outstanding—diluted		167,287,508	189,682,036	206,224,135

(a)
Includes $9.6 million of transaction and integration expenses related to the ILFC Transaction for the year ended December 31, 2015.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2017, 2016 and 2015

	Year Ended December 31,
	2017	2016	2015
	(U.S. Dollars in thousands)
Net income	$1,080,353	$1,039,516	$1,177,172

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 12), net of tax of $(2,131), $(856) and $(47), respectively	14,918	5,990	338
Actuarial gain (loss) on pension obligations (Note 19), net of tax of $(257), $200 and $(4), respectively	1,125	(1,452)	250

Total other comprehensive income	16,043	4,538	588
Comprehensive income	1,096,396	1,044,054	1,177,760
Comprehensive (income) loss attributable to non-controlling interest	(4,202)	7,114	1,558

Total comprehensive income attributable to AerCap Holdings N.V.	$1,092,194	$1,051,168	$1,179,318

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017, 2016 and 2015

	Year Ended December 31,
	2017	2016	2015
	(U.S. Dollars in thousands)
Net income	$1,080,353	$1,039,516	$1,177,172
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,727,296	1,791,336	1,843,003
Asset impairment	61,286	81,607	16,335
Amortization of debt issuance costs and debt discount	65,420	55,768	45,582
Amortization of lease premium intangibles	13,632	19,836	23,042
Amortization of fair value adjustments on debt	(194,728)	(335,998)	(442,972)
Accretion of fair value adjustments on deposits and maintenance liabilities	31,360	55,210	76,246
Maintenance rights write-off (a)	539,772	652,111	628,643
Maintenance liability release to income	(302,408)	(421,332)	(243,809)
Net gain on sale of assets	(229,093)	(138,522)	(183,328)
Deferred income taxes	157,021	161,340	110,353
Restructuring related expenses	5,097	33,588	49,311
Other	120,489	121,700	90,074
Changes in operating assets and liabilities:
Trade receivables	(10,567)	40,065	48,468
Other assets	55,309	257,190	88,418
Accounts payable, accrued expenses and other liabilities	19,978	(32,183)	33,502

Net cash provided by operating activities	3,140,217	3,381,232	3,360,040
Purchase of flight equipment	(3,956,671)	(2,892,731)	(2,772,110)
Proceeds from sale or disposal of assets	1,779,321	2,366,242	1,568,235
Prepayments on flight equipment	(1,268,585)	(947,419)	(791,546)
Collections of finance and sales-type leases	91,918	74,207	54,975
Movement in restricted cash	(35,276)	90,267	297,941
Other	(38,102)	(21,678)	(73,400)

Net cash used in investing activities	(3,427,395)	(1,331,112)	(1,715,905)
Issuance of debt	5,596,402	3,642,166	3,913,840
Repayment of debt	(4,695,453)	(5,213,724)	(4,043,743)
Debt issuance costs paid	(81,396)	(34,687)	(49,417)
Maintenance payments received	756,314	794,711	776,488
Maintenance payments returned	(523,403)	(505,407)	(558,477)
Security deposits received	187,378	201,970	171,408
Security deposits returned	(188,362)	(270,575)	(144,445)
Dividend paid to non-controlling interest holders	(266)	(10,501)	—
Repurchase of shares and tax withholdings on share-based compensation	(1,138,782)	(1,021,119)	(793,945)

Net cash used in financing activities	(87,568)	(2,417,166)	(728,291)

Net (decrease) increase in cash and cash equivalents	(374,746)	(367,046)	915,844
Effect of exchange rate changes	(1,032)	(605)	(3,115)
Cash and cash equivalents at beginning of period	2,035,447	2,403,098	1,490,369

Cash and cash equivalents at end of period	$1,659,669	$2,035,447	$2,403,098

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2017, 2016 and 2015

	Year Ended December 31,
	2017	2016	2015
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,231,539	$1,339,095	$1,409,860
Income taxes paid, net	18,957	61,834	20,178

(a)
Maintenance rights write-off consisted of the following:

EOL and MR contract maintenance rights expense	$355,845	$381,637	$348,366
EOL contract maintenance rights write-off due to cash receipt	106,433	96,503	118,438
MR contract maintenance rights write-off due to maintenance liability release	77,494	173,971	161,839

Maintenance rights write-off	$539,772	$652,111	$628,643

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2017, 2016 and 2015

Non-Cash Investing and Financing Activities

Year ended December 31, 2017:

  Flight equipment held for operating leases in the amount of $332.2 million was reclassified to net investment in finance and sales-type leases.

  Flight equipment held for operating leases in the amount of $20.6 million was reclassified to inventory, which is included in other assets.

  Accrued maintenance liability in the amount of $275.4 million was settled with buyers upon sale or disposal of assets.

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

Year ended December 31, 2015:

  Flight equipment held for operating leases in the amount of $152.2 million was reclassified to net investment in finance and sales-type leases.

  Flight equipment held for operating leases in the amount of $49.6 million was reclassified to inventory, which is included in other assets.

  Accrued maintenance liability in the amount of $49.1 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity

For the Years Ended December 31, 2017, 2016 and 2015

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders' equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2014	212,318,291	$2,559	$5,557,627	$—	$(6,895)	$2,310,486	$7,863,777
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(761,228)	—	—	(761,228)
Share cancellation	(9,698,588)	(111)	(474,467)	474,578	—	—	—
Share-based compensation	—	—	100,162	—	—	—	100,162
Ordinary shares issued, net of tax withholdings	791,504	9	(156,329)	140,338	—	(17,084)	(33,066)
Total comprehensive income (loss)	—	—	—	—	588	1,178,730	1,179,318

Balance as of December 31, 2015	203,411,207	$2,457	$5,026,993	$(146,312)	$(6,307)	$3,472,132	$8,348,963
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(965,982)	—	—	(965,982)
Share cancellation	(15,563,862)	(175)	(577,967)	578,142	—	—	—
Share-based compensation	—	—	102,843	—	—	—	102,843
Ordinary shares issued, net of tax withholdings	—	—	(46,850)	44,060	—	(9,755)	(12,545)
Total comprehensive income (loss)	—	—	—	—	4,538	1,046,630	1,051,168

Balance as of December 31, 2016	187,847,345	$2,282	$4,505,019	$(490,092)	$(1,769)	$4,509,007	$8,524,447
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(1,124,724)	—	—	(1,124,724)
Share cancellation	(20,000,000)	(224)	(860,324)	860,548	—	—	—
Share-based compensation	—	—	107,719	—	—	—	107,719
Ordinary shares issued, net of tax withholdings	—	—	(37,851)	22,826	—	(4,901)	(19,926)
Total comprehensive income	—	—	—	—	16,043	1,076,151	1,092,194

Balance as of December 31, 2017	167,847,345	$2,058	$3,714,563	$(731,442)	$14,274	$5,580,257	$8,579,710

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Equity (Continued)

For the Years Ended December 31, 2017, 2016 and 2015

	AerCap Holdings N.V. shareholders' equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2014	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(367)	(367)
Repurchase of shares	(761,228)	—	(761,228)
Share cancellation	—	—	—
Share-based compensation	100,162	—	100,162
Ordinary shares issued, net of tax withholdings	(33,066)	—	(33,066)
Total comprehensive income (loss)	1,179,318	(1,558)	1,177,760

Balance as of December 31, 2015	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(11,915)	(11,915)
Repurchase of shares	(965,982)	—	(965,982)
Share cancellation	—	—	—
Share-based compensation	102,843	—	102,843
Ordinary shares issued, net of tax withholdings	(12,545)	—	(12,545)
Total comprehensive income (loss)	1,051,168	(7,114)	1,044,054

Balance as of December 31, 2016	$8,524,447	$57,817	$8,582,264
Dividends paid	—	(2,915)	(2,915)
Repurchase of shares	(1,124,724)	—	(1,124,724)
Share cancellation	—	—	—
Share-based compensation	107,719	—	107,719
Ordinary shares issued, net of tax withholdings	(19,926)	—	(19,926)
Total comprehensive income	1,092,194	4,202	1,096,396

Balance as of December 31, 2017	$8,579,710	$59,104	$8,638,814

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

1. General

The Company

        We are a global leader in aircraft leasing with total assets of $42.0 billion, primarily consisting of 980 owned aircraft as of December 31, 2017. Our ordinary shares are listed on the New York Stock Exchange (AER). Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Fort Lauderdale, Shanghai and Abu Dhabi. We also have representative offices at the world's largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

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

        Unconsolidated investments where we have significant influence are reported using the equity method of accounting.

        Our Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

        Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Use of estimates

        The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.

3. Summary of significant accounting policies

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

        On a quarterly basis, we perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. On an annual basis, we perform impairment assessments for all of our aircraft held for operating leases that are five years of age or older. The review of recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft (the "Asset Group"). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its estimated fair value.

        Fair value reflects the present value of the future cash flows expected to be generated from the aircraft, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft and industry trends.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

Maintenance rights intangible and lease premium, net

        Maintenance rights intangible assets are recognized when we acquire aircraft subject to existing leases. These intangible assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under EOL contracts or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under MR contracts, or through a lessor contribution to the lessee.

        For EOL contracts, upon lease termination, we recognize receipts of EOL cash compensation as lease revenue in our Consolidated Income Statements to the extent those receipts exceed the EOL contract maintenance rights intangible asset and we recognize leasing expenses in our Consolidated Income Statements when the EOL contract maintenance rights intangible asset exceeds the EOL cash receipts. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.

        Lease premium assets represent the value of an acquired lease where the contractual rental payments are above the market rate. We amortize the lease premium assets on a straight-line basis over the term of the lease as a reduction of lease revenue in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

Other definite-lived intangible assets, net

        Other definite-lived intangible assets primarily consist of customer relationships recorded at fair value on the ILFC Transaction closing date. These intangible assets are amortized over the period which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization in our Consolidated Income Statements. We evaluate all definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Other assets

        Other assets consist of inventory, debt issuance costs, lease incentives, investments, notes receivables, derivative financial instruments, other tangible fixed assets, and straight-line rents, prepaid expenses and other receivables.

Inventory

        Inventory consists primarily of engine and airframe components and piece parts. We value our inventory at the lower of cost and net realizable value. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

Lease incentives

        We capitalize amounts paid or value provided to lessees as lease incentives. We amortize lease incentives on a straight-line basis over the term of the related lease as a reduction in lease revenue in our Consolidated Income Statements.

Investments

        Unconsolidated investments where we have significant influence are reported using the equity method of accounting. Under the equity method of accounting, we recognize our share of earnings and losses of such investments in equity in net earnings (losses) of investments accounted for under the equity method.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

Other tangible fixed assets

        Other tangible fixed assets consist primarily of leasehold improvements, computer equipment and office furniture, and are valued at acquisition cost and depreciated at various rates over the asset's estimated useful life on a straight-line basis. Depreciation expense on other tangible fixed assets is recorded in depreciation and amortization in our Consolidated Income Statements.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

Guarantees

        We have potential obligations under guarantee contracts that we have entered into with third parties. See Note 29—Commitments and contingencies. We initially recognize guarantees at fair value. Subsequently, if it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The loss estimate is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.

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

        We may be obligated to make additional payments to the lessee for maintenance-related expenses, primarily related to usage of major life-limited components existing at the inception of the lease ("lessor maintenance contributions"). For all lease contracts, we expense planned major maintenance activities, such as lessor maintenance contributions, when incurred. The expense is recorded in leasing expenses in our Consolidated Income Statements. In the case we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

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

        Debt issuance costs related to our line-of-credit arrangements are presented within other assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

        Most of our lease contracts require rental payments in advance. Rental payments received but unearned under these lease agreements are recorded as deferred revenue in our Consolidated Balance Sheets.

        Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received sufficient maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

        In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipts of EOL cash compensation as lease revenue in our Consolidated Income Statements to the extent those receipts exceed the EOL contract maintenance rights intangible asset and we recognize leasing expenses in our Consolidated Income Statements when the EOL contract maintenance rights intangible asset exceeds the EOL cash receipts.

        The accrued maintenance liability existing at lease termination is recognized as lease revenue net of the MR contract maintenance rights intangible asset. When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights intangible asset balance and is included in net gain on sale of assets in our Consolidated Income Statements.

        Net gain or loss on sale of assets is recognized when we sell aircraft and engines. The sale is recognized when the relevant asset is delivered, the risk of loss has transferred to the buyer, and we no longer have significant ownership risk in the asset sold.

        Other income consists of interest revenue, management fee revenue, lease termination penalties, inventory part sales, net gain on sale of equity investments accounted for under the equity method, insurance proceeds, and other miscellaneous activities. Interest revenue from secured loans, notes receivables and other interest bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Management fee revenue is recognized as income as it accrues over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.

Pension

        We operate defined benefit pension plans for a small number of our employees. We recognize net periodic pension costs associated with these plans in selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded in AOCI. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we operate defined contribution plans for the employees who do not fall under the defined benefit pension plans. We recognize an expense for contributions to the defined contribution plans in selling, general and administrative expenses in the period the contributions are made.

Share-based compensation

        Employees may receive AerCap share-based awards, consisting of restricted stock units or restricted stock. Share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date and is recognized on a straight-line basis over the requisite service period. Share-based compensation expense is classified in selling, general and administrative expenses in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

Earnings per share

        Basic EPS is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the purposes of calculating diluted EPS, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as restricted stock units, restricted stock and stock options.

Reportable segments

        We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

Recent accounting standards adopted during the year ended December 31, 2017:

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

        We adopted the standard on its required effective date of January 1, 2017 and it did not have a material effect on our Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

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

        This standard is effective for fiscal years beginning after December 15, 2017 and may be adopted using either a full retrospective or modified retrospective method. We will adopt the standard on its required effective date of January 1, 2018, using the modified retrospective method. The impact of this standard will not be material to our Consolidated Financial Statements and related disclosures.

Lease accounting

        In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2019. We do not expect the impact of this standard to be material to our Consolidated Balance Sheets and Consolidated Income Statements.

Allowance for credit losses

        In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset's origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Consolidated Balance Sheets and Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies (Continued)

Statement of cash flows

        In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishment costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new standard must be adopted using the retrospective transition method. We will adopt the standard on its required effective date of January 1, 2018. The impact of this standard will not be material to our Consolidated Statements of Cash Flows.

Presentation of restricted cash in the statement of cash flows

        In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new standard must be adopted retrospectively. We will adopt the standard on its required effective date of January 1, 2018. The impact of this standard will not be material to our Consolidated Statements of Cash Flows.

4. Restricted cash

        Our restricted cash balance was $364.5 million and $329.2 million as of December 31, 2017 and 2016, respectively, and was primarily related to our ECA financings, our Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 15—Debt.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the years ended December 31, 2017 and 2016 were as follows:

	Year Ended December 31,
	2017	2016
Net book value at beginning of period	$31,501,973	$32,219,494
Additions	5,276,715	3,863,905
Depreciation	(1,690,753)	(1,753,574)
Impairment (Note 24)	(54,331)	(78,335)
AeroTurbine restructuring (Note 25)	(2,662)	(15,392)
Disposals and transfers (to) from held for sale	(2,281,401)	(2,222,432)
Transfers (to) from net investment in finance and sales-type leases/inventory	(352,714)	(511,693)

Net book value at end of period	$32,396,827	$31,501,973

Accumulated depreciation as of December 31, 2017 and 2016, respectively	$(6,067,084)	$(5,086,611)

6. Net investment in finance and sales-type leases

        Components of net investment in finance and sales-type leases as of December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016
Future minimum lease payments to be received	$865,456	$708,934
Estimated residual values of leased flight equipment (unguaranteed)	498,894	321,739
Less: Unearned income	(368,661)	(274,791)

	$995,689	$755,882
Less: Allowance for credit losses	—	—	(a)

	$995,689	$755,882

(a)
During the year ended December 31, 2016, we recognized a direct write-off for credit losses on four finance leases of $11.1 million, which was recorded in leasing expenses in our Consolidated Income Statement.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

6. Net investment in finance and sales-type leases (Continued)

        As of December 31, 2017, future minimum lease payments to be received on finance and sales-type leases were as follows:

Future minimum lease payments to be received
2018	$151,644
2019	137,789
2020	117,149
2021	103,243
2022	82,958
Thereafter	272,673

$865,456

7. Maintenance rights intangible and lease premium, net

        Maintenance rights intangible and lease premium consisted of the following as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Maintenance rights intangible	$1,464,599	$2,117,034
Lease premium, net	37,259	50,891

	$1,501,858	$2,167,925

        Movements in maintenance rights intangible during the years ended December 31, 2017 and 2016 were as follows:

	Year Ended December 31,
	2017	2016
Maintenance rights intangible at beginning of period	$2,117,034	$3,068,318
EOL and MR contract maintenance rights expense	(355,845)	(381,637)
MR contract maintenance rights write-off due to maintenance liability release	(77,494)	(173,971)
EOL contract maintenance rights write-off due to cash receipt	(106,433)	(96,503)
EOL and MR contract intangible write-off due to sale of aircraft	(112,663)	(284,411)
Transfer to other assets	—	(17,162)
Additions due to aircraft acquisitions	—	2,400

Maintenance rights intangible at end of period	$1,464,599	$2,117,034

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Maintenance rights intangible and lease premium, net (Continued)

        The following tables present details of lease premium and related accumulated amortization as of December 31, 2017 and 2016:

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$77,977	$(40,718)	$37,259

	As of December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$94,959	$(44,068)	$50,891

        Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

        During the years ended December 31, 2017, 2016 and 2015, we recorded amortization expense for lease premium of $13.6 million, $19.8 million and $23.0 million, respectively.

        As of December 31, 2017, the estimated future amortization expense for lease premium was as follows:

Estimated amortization expense
2018	$11,219
2019	10,466
2020	7,727
2021	5,394
2022	914
Thereafter	1,539

$37,259

8. Flight equipment held for sale

        Generally, an aircraft is classified as held for sale when the sale is probable, the aircraft is available for sale in its present condition, and the aircraft is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.

        As of December 31, 2017, 18 aircraft with a total net book value of $630.8 million met the held for sale criteria and were classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessee of approximately $115 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

8. Flight equipment held for sale (Continued)

        As of December 31, 2016, six aircraft and four engines with a total net book value of $107.4 million were classified as flight equipment held for sale in our Consolidated Balance Sheet. Two of those aircraft were no longer subject to sale agreements and were reclassified to flight equipment held for operating leases during the first quarter of 2017 and the sale of the remaining four aircraft and four engines closed during the first quarter of 2017.

9. Other intangibles, net

        Other intangibles consisted of the following as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Goodwill	$58,094	$58,094
Customer relationships, net	283,118	304,294
Contractual vendor intangible assets	10,606	21,019
Tradename, net	3,694	13,694

	$355,512	$397,101

        The following tables present details of customer relationships and tradename and related accumulated amortization as of December 31, 2017 and 2016:

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(76,882)	$283,118
Tradename	40,000	(36,306)	3,694

	$400,000	$(113,188)	$286,812

	As of December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(55,706)	$304,294
Tradename	40,000	(26,306)	13,694

	$400,000	$(82,012)	$317,988

        During the years ended December 31, 2017, 2016 and 2015, we recorded amortization expense for customer relationships and tradename of $31.2 million, $31.9 million and $33.7 million, respectively.

        During the years ended December 31, 2016 and 2015, we recognized impairment charges of $14.9 million and $24.8 million, respectively, of other intangible assets related to the downsizing of AeroTurbine. The amounts were recorded in transaction, integration and restructuring related expenses in our Consolidated Income Statements. Please refer to Note 25—AeroTurbine restructuring for further details.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

9. Other intangibles, net (Continued)

        During the years ended December 31, 2017 and 2016, we utilized $10.4 million and $17.8 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

        As of December 31, 2017, the estimated future amortization expense for customer relationships and tradename was as follows:

Estimated amortization expense
2018	$24,870
2019	21,176
2020	21,176
2021	21,176
2022	21,176
Thereafter	177,238

$286,812

10. Other assets

        Other assets consisted of the following as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Inventory	$38,972	$52,673
Debt issuance costs	43,241	33,700
Lease incentives	213,684	177,128
Other receivables	351,925	188,759
Investments (Note 11)	122,946	118,783
Notes receivables	22,497	23,359
Derivative assets (Note 12)	48,896	37,187
Other tangible fixed assets	31,114	36,427
Straight-line rents, prepaid expenses and other	106,655	111,190

	$979,930	$779,206

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

11. Investments

        Investments accounted for under the equity method of accounting consisted of the following as of December 31, 2017 and 2016:

	Ownership as of December 31, 2017 (%)	As of December 31,
		2017	2016
AerDragon	16.7	$61,706	$60,124
AerLift	39.3	44,930	45,087
ACSAL	19.4	14,197	13,566

		$120,833	$118,777

        Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $40.2 million and $38.4 million as of December 31, 2017 and 2016, respectively. We also have an investment in Peregrine of $2.1 million as of December 31, 2017, that is accounted for in accordance with the cost method of accounting. Please refer to Note 27—Variable interest entities for further details.

12. Derivative assets

        We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

        As of December 31, 2017, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

        Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2017 and 2016, we had cash collateral of $3.7 million and $8.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2017 or 2016.

        The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12. Derivative assets (Continued)

        Our derivative assets are recorded in other assets in our Consolidated Balance Sheets. The following table presents notional amounts and fair values of derivatives outstanding as of December 31, 2017 and 2016:

	As of December 31,
	2017		2016
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$2,721,000	$25,021	$2,911,220	$30,362
Derivative assets designated as cash flow hedges:
Interest rate swaps	$1,830,785	$23,875	$425,612	$6,825

Total derivative assets		$48,896		$37,187

(a)
The notional amount is recorded as nil where caps and swaps are not yet effective.

        We recorded the following in other comprehensive income related to derivative financial instruments for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$17,049	$6,846	$385
Income tax effect	(2,131)	(856)	(47)

Net changes in cash flow hedges, net of tax	$14,918	$5,990	$338

        We do not expect to reclassify amounts from AOCI to interest expense in our Consolidated Income Statement over the next 12 months. The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2017, 2016 and 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12. Derivative assets (Continued)

	Year Ended December 31,
	2017	2016	2015
Gain (Loss)
Derivatives not designated as hedges:
Interest rate caps and swaps	$(14,178)	$(1,628)	$(18,118)
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	—	—	—

Effect from derivatives	$(14,178)	$(1,628)	$(18,118)

13. Accounts payable, accrued expenses and other liabilities

        Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Accounts payable and accrued expenses	$307,391	$330,437
Deferred revenue	452,846	463,090
Accrued interest	254,865	287,205
Guarantees (Note 29)	2,272	51,804

	$1,017,374	$1,132,536

14. Accrued maintenance liability

        Movements in accrued maintenance liability during the years ended December 31, 2017 and 2016 were as follows:

	Year Ended December 31,
	2017	2016
Accrued maintenance liability at beginning of period	$2,750,576	$3,185,794
Maintenance payments received	756,314	794,711
Maintenance payments returned	(523,403)	(505,407)
Release to income upon sale	(275,360)	(341,161)
Release to income other than upon sale	(302,408)	(421,332)
Lessor contribution, top ups and other	42,379	8,315
Interest accretion	13,701	26,563
Additions due to aircraft acquisitions	—	3,093

Accrued maintenance liability at end of period	$2,461,799	$2,750,576

15. Debt

        As of December 31, 2017, the principal amount of our outstanding indebtedness totaled $28.3 billion, which excluded fair value adjustments of $0.3 billion and debt issuance costs and debt discounts of $0.2 billion. As of December 31, 2017, our undrawn lines of credit were approximately $6.7 billion, subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2017, we remained in compliance with the respective financial covenants across our various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

        The following table provides a summary of our indebtedness as of December 31, 2017 and 2016:

	As of December 31,
	2017						2016
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$5,670,000	$—	$5,670,000	6.32%	2018 - 2022	$7,670,000
AerCap Aviation Notes		—	—	—	—	—	300,000
AerCap Trust & AICDC Notes		8,399,864	—	8,399,864	4.12%	2019 - 2027	6,399,864
Asia Revolving Credit Facility		600,000	300,000	300,000	3.44%	2020	—
Citi Revolving Credit Facility		3,895,000	3,895,000	—	—	2021	—
AIG Revolving Credit Facility		200,000	200,000	—	—	2019	—
Other unsecured debt		550,000	—	550,000	3.11%	2020 - 2021	—
Fair value adjustment		NA	NA	286,426	NA	NA	430,348

TOTAL UNSECURED		19,314,864	4,395,000	15,206,290			14,800,212

Secured
Export credit facilities	71	1,241,262	—	1,241,262	2.59%	2018 - 2027	1,722,376
Senior Secured Notes	81	1,275,000	—	1,275,000	7.13%	2018	1,275,000
Institutional secured term loans & secured portfolio loans	239	6,943,431	690,000	6,253,431	3.55%	2020 - 2030	5,028,623
ALS II debt		—	—	—	—	—	17,746
AerFunding Revolving Credit Facility	18	2,500,000	1,621,576	878,424	3.43%	2022	596,819
AeroTurbine Revolving Credit Agreement		—	—	—	—	—	125,000
Other secured debt	94	2,139,360	—	2,139,360	3.66%	2018 - 2035	2,670,325
Fair value adjustment		NA	NA	31,482	NA	NA	82,251

TOTAL SECURED		14,099,053	2,311,576	11,818,959			11,518,140

Subordinated
ECAPS Subordinated Notes		1,000,000	—	1,000,000	4.47%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		55,780	—	55,780	2.26%	2022	55,780
Fair value adjustment		NA	NA	(229)	NA	NA	(232)

TOTAL SUBORDINATED		1,555,780	—	1,555,551			1,555,548

Debt issuance costs and debt discounts		NA	NA	(160,061)	NA	NA	(156,901)

	503	$34,969,697	$6,706,576	$28,420,739			$27,716,999

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

        As of December 31, 2017, all debt was guaranteed by us with the exception of the AerFunding revolving credit facility and the Glide Funding term loan facility. As of December 31, 2017, a further $166.1 million included in other secured debt was limited recourse in nature.

        Maturities of our debt financings (excluding fair value adjustments, debt issuance costs and debt discounts) as of December 31, 2017 were as follows:

Maturities of debt financing
2018	$3,177,358
2019	4,191,915
2020	4,201,661
2021	3,671,914
2022	6,315,915
Thereafter	6,704,358

$28,263,121

        During the years ended December 31, 2017, 2016 and 2015, we recorded amortization expense for debt issuance costs and debt discounts of $65.4 million, $55.8 million and $45.6 million, respectively. The unamortized debt issuance costs and debt discounts as of December 31, 2017 are expected to be amortized through 2045.

ILFC Legacy Notes

        As of December 31, 2017, we had an aggregate outstanding principal amount of senior unsecured notes of $5.7 billion issued by ILFC prior to the ILFC Transaction (the "ILFC Legacy Notes"). The ILFC Legacy Notes have maturities ranging through 2022. The fixed rate notes bear interest at rates ranging from 3.875% to 8.625%. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

AerCap Aviation Notes

        In May 2012, AerCap Aviation Solutions B.V. issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were guaranteed by AerCap Holdings N.V. and AerCap Ireland. In May 2017 we repaid the AerCap Aviation Notes in full.

AerCap Trust & AICDC Notes

        From time to time since the completion of the ILFC Transaction, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the "AGAT/AICDC Notes"). The proceeds from these offerings have been used for general corporate purposes.

        The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2017:

	As of December 31, 2017
	Amount outstanding	Interest rate	Maturity
May 2014 Notes	$2,199,864	3.75% - 4.50%	2019 - 2021
September 2014 Notes	800,000	5.00%	2021
June 2015 Notes	1,000,000	4.25% - 4.625%	2020 - 2022
October 2015 Notes	1,000,000	4.625%	2020
May 2016 Notes	1,000,000	3.95%	2022
January 2017 Notes	600,000	3.50%	2022
July 2017 Notes	1,000,000	3.65%	2027
November 2017 Notes	800,000	3.50%	2025

Total	$8,399,864

        In January 2018, AerCap Trust and AICDC co-issued $600 million aggregate principal amount of 3.30% senior notes due 2023 and $550 million aggregate principal amount of 3.875% senior notes due 2028. The proceeds from the offering were used for general corporate purposes.

        The AGAT/AICDC Notes are registered with the SEC. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the "Parent Guarantor") and by AerCap Ireland, AerCap Aviation Solutions, ILFC and AerCap U.S. Global Aviation LLC. Except as described below, the AGAT/AICDC Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICDC Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable "make-whole" premium plus accrued and unpaid interest, if any, to the redemption date. The "make-whole" premium is the excess of:

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

        The indentures governing the AGAT/AICDC Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries', ability to incur liens on assets and to consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the AGAT/AICDC Notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

Asia Revolving Credit Facility

        In December 2015, AerCap Holdings N.V. entered into a $575.0 million unsecured revolving and term loan agreement (the "Asia Revolver"). In 2016, the facility was increased to $600.0 million. The Asia Revolver is a five-year facility, split between a three-year revolving period followed by a two-year term loan. The interest rate for borrowings under the Asia Revolver is LIBOR plus a margin of 1.95% during the revolving period, with the margin increasing to 2.25% during the first year of the term loan and increasing to 2.50% during the second year of the term loan.

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

        In February 2017, the facility was upsized to $3.75 billion and the maturity of the facility was extended to February 2021. The interest rate for borrowings under the Citi Revolver was reduced from a base rate of LIBOR plus a margin of 2.0% for drawn facilities to a margin of 1.50%. In September 2017, the facility was upsized to $3.895 billion and in February 2018, the facility was further upsized to $4.0 billion, in each case with the same pricing levels. All borrowings under the facility are subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portion of the commitment amount.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

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

AIG Revolving Credit Facility

        In December 2013, AICDC entered into a $1.0 billion five-year senior unsecured revolving credit facility (the "AIG Revolver"), with AIG as lender and administrative agent, which became effective upon completion of the ILFC Transaction. The interest rate for borrowings under the facility is, at our option, either (i) LIBOR plus 3.75%; or (ii) 2.75% plus the greatest of (x) the U.S. federal funds rate plus 0.50%; (y) the rate of interest publicly announced from time to time by Citibank, N.A. as its "base rate;" and (z) one-month LIBOR plus 1.00%. The obligations under the AIG Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        In June 2015, the amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500.0 million upon the issuance of the Junior Subordinated Notes.

        In December 2017, the amount available under the AIG revolving credit facility was reduced from $500.0 million to $200.0 million and the maturity of the facility was extended from May 2019 to October 2019. All other terms remain unchanged.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

Export credit facilities

        The net book value of aircraft pledged under the export credit facilities was approximately $3.0 billion as of December 31, 2017.

        The following table provides details regarding the terms of our outstanding export credit facilities:

	As of December 31, 2017
	Collateral (Number of aircraft)	Amount outstanding	Tranche	Weighted average interest rate	Maturity
2003 Airbus ECA facility	11	$85,961	Floating Rate	Three month LIBOR + 0.43%	2018 - 2020
2004 Airbus ECA facility	23	159,856	Floating Rate	Six month LIBOR + 1.49%	2018 - 2019
	8	52,412	Fixed Rate	3.85%	2018 - 2020
2008 Airbus ECA facility	2	73,118	Floating Rate	Three month LIBOR + 0.97%	2022 - 2023
	11	241,682	Fixed Rate	2.70%	2021 - 2023
2009 Airbus ECA facility	2	30,602	Floating Rate	Three month LIBOR + 1.11%	2022
	2	30,194	Fixed Rate	4.60%	2021 - 2022
Airbus ECA capital markets facilities	3	89,806	Fixed Rate	3.60%	2021
Other Airbus ECA facilities	5	281,458	Fixed Rate	2.38%	2024 - 2027
2010 Ex-Im facilities	2	23,923	Fixed Rate	2.95%	2022
2012 Ex-Im capital markets facility	2	172,250	Fixed Rate	1.49%	2025

Total	71	$1,241,262

        In February 2018, the 2004 Airbus ECA facility was fully repaid and terminated.

        The principal amounts under the export credit facilities amortize over ten to 12-year terms. The export credit facilities require that SPEs controlled by the respective borrowers hold legal title to the financed aircraft. The export credit facilities obligations are secured by, among other things, a pledge of the shares of the SPEs.

        The export credit facilities contain affirmative covenants customary for secured financings, in addition to customary events of default and restrictive covenants. The facilities also contain net worth financial covenants. As of December 31, 2017, AerCap was in compliance with its covenants under the export credit facilities.

        The obligations under export credit facilities are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries, as well as various export credit agencies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

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

Institutional secured term loans & secured portfolio loans

Hyperion facility

        In March 2014, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $1.5 billion. In January 2017, the facility was amended to extend the maturity to October 2023 and to reduce the margin above LIBOR from 2.75% to 2.25%. In August 2017, the facility was amended to reduce the margin above LIBOR to 2.00%. The facility was amended again in March 2018 to further reduce the margin above LIBOR to 1.75%. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

        The loan is secured by the equity interests in the borrower and certain SPE subsidiaries of the borrower. The SPEs hold title to 81 aircraft with an appraised value of approximately $2.23 billion as of December 31, 2017, representing a loan-to-value ratio of approximately 67%. The loan requires a loan-to-value ratio of no more than 70%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 70%.

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

Vancouver facility

        In February 2012, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $900.0 million. In April 2013, ILFC amended the agreement and simultaneously prepaid $150.0 million of the outstanding principal amount, reducing the amount outstanding to $750.0 million. In December 2016, the facility was amended to extend the maturity to October 2022 and to reduce the margin above LIBOR from 2.75% to 2.25%. In August 2017, the facility was amended to reduce the margin above LIBOR to 2.00%. The facility was amended again in February 2018 to further reduce the margin above LIBOR to 1.75%. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by the equity interests in certain SPEs of the subsidiary borrower. As of December 31, 2017, the SPEs collectively own a portfolio of 51 aircraft with an appraised value of approximately $1.31 billion, equaling a loan-to-value ratio of approximately 57%. The loan requires a loan-to-value ratio of no more than 63%. If the maximum loan-to-value ratio is exceeded, we will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than 63%.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

Temescal facility

        In March 2011, one of ILFC's indirect wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of December 31, 2017, approximately $773.7 million was outstanding. In February 2017, AerCap extended the maturity of the Temescal facility from March 2021 to March 2023 and reduced the margin above LIBOR from 2.00% to 1.95%. We can voluntarily prepay the loan at any time, subject to certain conditions.

        The obligations of the subsidiary borrower are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

        The loan is secured by a portfolio of 50 aircraft and the equity interests in certain SPEs that own the pledged aircraft. As of the latest loan-to-value ratio determination date, the appraised value of the pledged aircraft was $1.59 billion, resulting in a loan-to-value ratio of approximately 52%. The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which was 54% as of the latest loan-to-value ratio determination date. The maximum loan-to value ratio declines over time, as set forth in the term loan agreement. If the maximum loan-to-value ratio is exceeded, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. As of December 31, 2017, we were in compliance with this ratio.

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

Glide Funding facility

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

        As of December 31, 2017, Glide Funding had $436.3 million of loans outstanding, relating to nine aircraft. Borrowings under the Glide Funding term loan facility bear interest at a rate equal to one-month LIBOR plus 1.60%. Principal may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the facility are required in certain circumstances, including upon removal of an aircraft from the facility, unless an acceptable substitute aircraft is added to the facility. The loan obligations are secured by, among other things, security interests in the equity ownership and beneficial interest in all of the subsidiaries of Glide Funding that own or lease its financed aircraft, and their interests in the leases of the financed aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

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

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.50%, or, if applicable, a base rate plus a margin of 1.50%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Celtago's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2017, Celtago had $718.1 million of loans outstanding relating to 13 aircraft.

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

BlowfishFunding facility

        BlowfishFunding B.V. ("Blowfish") is a wholly-owned subsidiary of AerCap B.V. Blowfish was formed for the purpose of financing aircraft assets. In April 2016, Blowfish entered into a new secured term loan agreement with lender commitments in the amount of $650.0 million, which is being used to finance nine aircraft. The loan has a maturity date of December 2022.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.65%, or, if applicable, a base rate plus a margin of 1.65%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Blowfish's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2017, Blowfish had $580.1 million of loans outstanding relating to nine aircraft.

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

Celtago II facility

        Celtago II Funding Limited ("Celtago II") is a wholly-owned subsidiary of AerCap Ireland. Celtago II was formed for the purpose of acquiring and financing aircraft assets. In July 2016, Celtago II entered into a new secured term loan agreement with lender commitments in the amount of $684.0 million, which is being used to finance 13 aircraft. The loan has a maturity date of November 2022.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.75%, or, if applicable, a base rate plus a margin of 1.75%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Celtago II's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2017, Celtago II had $629.8 million of loans outstanding relating to 13 aircraft.

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

Iridium facility

        Iridium Funding Limited ("Iridium") is a wholly-owned subsidiary of AerCap Ireland. Iridium was formed for the purpose of acquiring and financing aircraft assets. In November 2016, Iridium entered a new secured term loan agreement with lender commitments in the amount of $595.0 million, which is being used to finance eight aircraft. The loan has a maturity date of May 2024.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.75%, or, if applicable, a base rate plus a margin of 1.75%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Iridium's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2017, Iridium had $559.3 million of loans outstanding relating to eight aircraft.

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

Scandium facility

        Scandium Funding Limited ("Scandium") is a wholly-owned subsidiary of AerCap Ireland. Scandium was formed for the purpose of acquiring and financing aircraft assets. In December 2017, Scandium entered a new secured term loan agreement with lender commitments in the amount of $805.0 million, which is being used to finance up to 11 aircraft. The loan has a maturity date of May 2025.

        Borrowings under the term loan facility bear interest at three-month LIBOR plus a margin of 1.60%, or, if applicable, a base rate plus a margin of 1.60%. The loans can be voluntarily prepaid at any time, subject to certain conditions. Scandium's obligations under the term loan facility are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. As of December 31, 2017, Scandium had $113.5 million of loans outstanding relating to one aircraft.

        The term loan facility contains customary covenants and events of default, including covenants that limit the ability of Scandium and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors and Scandium and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets or enter into transactions with affiliates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

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

        In August 2017, the facility was amended to allow for a three-year revolving period, effective December 11, 2017 and on December 11, 2017, the maximum facility size increased to $2.5 billion. Following the revolving credit period,there is a two year term out period to December 2022. The maturity date of the AerFunding revolving credit facility is December 10, 2022.

        The net book value of aircraft pledged to lenders under the credit facility was $1.1 billion as of December 31, 2017.

        Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include Airbus A320 Family, Airbus A330 and Airbus A350 aircraft, Boeing 737-700, 800, 900ER and MAX aircraft, Boeing 777 aircraft, Boeing 787 aircraft, and Embraer E190 and E195 aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire in December 2020.

        Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table presents the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable margin
Borrowing period (a)	2.00%
Period from December 11, 2020 to December 10, 2021	2.75%
Period from December 11, 2021 to December 10, 2022	3.50%

(a)
The borrowing period is until December 10, 2020, after which the loan converts to a term loan.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

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

AeroTurbine Revolving Credit Agreement

        In November 2014, AeroTurbine entered into an amended and restated credit facility providing for a maximum aggregate available amount of $550.0 million, subject to availability determined by a calculation utilizing AeroTurbine's aircraft assets and accounts receivable. In February 2017, the facility was fully repaid and terminated.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

Other secured debt

        AerCap Holdings N.V. has entered into various other commercial bank financings to fund the purchase of aircraft and for general corporate purposes. The following table provides details regarding the terms of these financings:

	As of December 31, 2017
	Collateral (Number of aircraft)		Amount outstanding	Tranche	Weighted average interest rate	Maturity
SkyFunding I facility	7		$126,617	Floating rate	3 month LIBOR plus 2.85%	2021-2022
	5		90,140	Fixed rate	4.56%	2021-2022
Camden facility	7		144,894	Fixed rate	3.90%	2022
AerCap Partners I facility	7		59,851	Floating rate	3 month LIBOR plus 1.65%	2020
StratusFunding facility	2		143,482	Floating rate	3 month LIBOR plus 1.95%	2026
	2		142,988	Fixed rate	3.93%	2021-2026
CieloFunding facility	1		35,968	Floating rate	3 month LIBOR plus 2.60%	2020
	2		56,862	Fixed rate	3.68%	2020
CieloFunding II facility	1		25,122	Floating rate	3 month LIBOR plus 2.10%	2020
	1		26,840	Fixed rate	3.14%	2020
CloudFunding facilities	15		200,781	Fixed rate	4.00%	2022-2026
Secured commercial bank financings	32	(a)	855,916	Floating rate	LIBOR plus 2.10%	2018-2026
	12		229,899	Fixed rate	4.13%	2018-2035

Total	94		$2,139,360

(a)
22 engines are pledged as collateral in addition to the aircraft.

        In January 2018, the SkyFunding I facility was fully repaid and terminated.

        The majority of the financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from AerCap Holdings N.V. and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings.

ECAPS Subordinated Notes

        In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. The $400.0 million tranche had a call option date of December 21, 2015 and had a fixed interest rate of 6.25% until the 2015 call option date. We did not exercise the call option. After the call option date, the interest rate changed to a floating rate, with a margin of 1.80% plus the highest of three-month LIBOR, ten-year constant maturity treasury, and 30-year constant maturity treasury. The interest rate on the $600.0 million tranche is a floating rate with a margin of 1.55% plus the highest of three-month LIBOR, ten-year constant maturity treasury, and 30-year constant maturity treasury. We can call either tranche at any time and the interest rate resets quarterly.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Debt (Continued)

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

Junior Subordinated Notes

        In June 2015, AerCap Trust issued $500.0 million of junior subordinated notes due 2045. The Junior Subordinated Notes initially bear interest at a fixed interest rate of 6.50%, and beginning in June 2025, will bear interest at a floating rate of three-month LIBOR plus 4.30%. The notes were issued to AIG as payment for a portion of the Share Repurchase from AIG. The amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500.0 million upon the issuance of the Junior Subordinated Notes. AIG no longer holds any of the Junior Subordinated Notes.

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

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Income taxes

        Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally Ireland, the United States, and the Netherlands.

        The following table presents our provision for income taxes by tax jurisdiction for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
Deferred tax expense (benefit)
Ireland	$144,532	$141,364	$151,623
United States	56,650	(41,163)	(65,341)
The Netherlands	(7,470)	(8,346)	(7,453)
Other	(14,188)	14,124	22,130

	179,524	105,979	100,959
Deferred tax expense (benefit) related to an increase (decrease) in changes in valuation allowance of deferred tax assets
Ireland	1,366	1,562	—
United States	(29,147)	54,056	10,074
The Netherlands	(8,518)	12,843	13,915
Other	13,796	(13,100)	(13,922)

	(22,503)	55,361	10,067
Current tax expense (benefit)
Ireland	5,606	4,730	(99)
United States	(1,659)	3,166	39,358
The Netherlands	717	1,164	37,512
Other	3,033	3,096	2,008

	7,697	12,156	78,779

Provision for income taxes	$164,718	$173,496	$189,805

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Income taxes (Continued)

        The following table provides a reconciliation of the statutory income tax expense to provision for income taxes for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
Income tax expense at statutory income tax rate of 12.5%	$154,484	$150,050	$170,712
Permanent differences	23,737 (a)	29,057 (b)	29,555 (c)
Foreign rate differential	(13,503)	(5,611)	(10,462)

	10,234	23,446	19,093

Provision for income taxes	$164,718	$173,496	$189,805

(a)
The 2017 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, impacts of the change in tax rate in the United States, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(b)
The 2016 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, non-deductible intercompany interest allocated to the United States, and a valuation allowance taken in respect of U.S., Dutch and Irish tax losses.
(c)
The 2015 permanent differences included the non-deductible intercompany interest allocated to the United States, non-deductible share-based compensation in the Netherlands, non-deductible costs relating to the transfer of certain functions from the Netherlands to Ireland, and a valuation allowance taken in respect of U.S. and Dutch tax losses.

        The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31, 2017
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,212,029	12.5%	0.0%	$—
United States	72,390	35.7%	23.2%	16,744
The Netherlands	(61,086)	25.0%	12.5%	(7,636)
Isle of Man	185,882	0.0%	(12.5)%	(23,235)
Other	9,138	19.3%	6.8%	624

Taxable income	$1,418,353			$(13,503)

Permanent differences (c)	(182,481)

Income from continuing operations before income tax	$1,235,872

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Income taxes (Continued)

	Year Ended December 31, 2016
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,151,387	12.5%	0.0%	$—
United States	44,238	36.3%	23.8%	10,529
The Netherlands	37,580	25.0%	12.5%	4,698
Isle of Man	181,286	0.0%	(12.5)%	(22,661)
Other	18,989	22.1%	9.6%	1,823

Taxable income	$1,433,480			$(5,611)

Permanent differences (d)	(233,084)

Income from continuing operations before income tax	$1,200,396

	Year Ended December 31, 2015
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,212,190	12.5%	0.0%	$—
United States	(43,825)	36.3%	23.8%	(10,430)
The Netherlands	175,897	25.0%	12.5%	21,987
Isle of Man	181,118	0.0%	(12.5)%	(22,640)
Other	77,671	13.3%	0.8%	621

Taxable income	$1,603,051			$(10,462)

Permanent differences (e)	(237,352)

Income from continuing operations before income tax	$1,365,699

(a)
The local statutory income tax expense for our significant tax jurisdictions (Ireland, the United States, the Netherlands and Isle of Man) does not differ from the actual income tax expense.
(b)
The tax variance as a result of global activities is primarily caused by our operations in countries with a higher or lower statutory tax rate than the statutory tax rate in Ireland.
(c)
The 2017 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, impacts of the change in tax rate in the United States, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(d)
The 2016 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, non-deductible intercompany interest allocated to the United States, and a valuation allowance taken in respect of U.S., Dutch and Irish tax losses.
(e)
The 2015 permanent differences included the non-deductible intercompany interest allocated to the United States, non-deductible share-based compensation in the Netherlands, non-deductible costs relating to the transfer of certain functions from the Netherlands to Ireland, and a valuation allowance taken in respect of U.S. and Dutch tax losses.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

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

        The following tables provide details regarding the principal components of our deferred income tax liabilities and assets by jurisdiction as of December 31, 2017 and 2016:

	As of December 31, 2017
	Ireland	United States	The Netherlands	Other	Total
Depreciation/Impairment	$(1,336,757)	$1,553	$9,138	$327	$(1,325,739)
Intangibles	(4,159)	(5,341)	—	—	(9,500)
Interest expense	—	(166)	—	—	(166)
Accrued maintenance liability	(4,362)	4,055	—	—	(307)
Obligations under capital leases and debt obligations	(4,691)	—	—	—	(4,691)
Investments	—	(8,095)	—	—	(8,095)
Deferred losses on sale of assets	—	32,119	—	—	32,119
Accrued expenses	—	7,338	—	—	7,338
Valuation allowance	(2,928)	(59,983)	(18,240)	(23,707)	(104,858)
Losses and credits forward	850,774	59,260	26,047	25,731	961,812
Other	(70,042)	(2,543)	(542)	2,500	(70,627)

Net deferred income tax (liabilities) assets	$(572,165)	$28,197	$16,403	$4,851	$(522,714)

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Income taxes (Continued)

	As of December 31, 2016
	Ireland	United States	The Netherlands	Other	Total
Depreciation/Impairment	$(1,030,901)	$(16,322)	$8,547	$(63)	$(1,038,739)
Intangibles	(6,353)	(16,242)	—	—	(22,595)
Interest expense	—	(588)	—	—	(588)
Accrued maintenance liability	(6,028)	12,810	—	—	6,782
Obligations under capital leases and debt obligations	(3,151)	—	—	—	(3,151)
Investments	—	(12,641)	—	—	(12,641)
Deferred losses on sale of assets	—	66,119	—	—	66,119
Accrued expenses	—	13,942	—	—	13,942
Valuation allowance	(1,562)	(89,130)	(26,758)	(9,911)	(127,361)
Losses and credits forward	666,214	92,215	26,759	20,693	805,881
Other	(46,133)	5,539	(4,399)	(6,190)	(51,183)

Net deferred income tax (liabilities) assets	$(427,914)	$55,702	$4,149	$4,529	$(363,534)

        The net deferred income tax liabilities as of December 31, 2017 of $522.7 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $151.2 million and as deferred income tax liabilities of $673.9 million.

        The net deferred income tax liabilities as of December 31, 2016 of $363.5 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $215.4 million and as deferred income tax liabilities of $579.0 million.

        The following table presents the movements in the valuation allowance for deferred income tax assets during the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
Valuation allowance at beginning of period	$127,361	$72,000
(Decrease) increase of allowance to income tax provision	(22,503)	55,361

Valuation allowance at end of period	$104,858	$127,361

        The valuation allowance as of December 31, 2017 of $104.9 million included $2.9 million related to loss carry forwards in Ireland, $60.0 million related to having insufficient sources of projected taxable income to fully realize the deferred tax asset in the United States, $18.2 million related to loss carry forwards in the Netherlands and $23.7 million related to losses and credit forwards in Australia.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Income taxes (Continued)

        The valuation allowance as of December 31, 2016 of $127.4 million included $1.6 million related to loss carry forwards in Ireland, $89.1 million related to having insufficient sources of projected taxable income to fully realize the deferred tax asset in the United States, particularly in respect of our U.S. subsidiary AeroTurbine, $26.8 million related to loss carry forwards in the Netherlands, and $9.9 million related to losses and credit forwards in Australia.

        As of December 31, 2017 and 2016, we had $31.0 million and $29.8 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2017, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

        Our primary tax jurisdictions are Ireland, the United States and the Netherlands. Our tax returns are open for examination in Ireland from 2013 forward, in the United States from 2014 forward and in the Netherlands from 2012 forward. In the United States, the 2014 and 2015 audits of the federal income tax returns of some of our U.S. resident subsidiaries closed without adjustment in 2017.

        Our policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of provision for income taxes.

Ireland

        Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant losses carry forward as of December 31, 2017 which give rise to deferred income tax assets. The availability of these losses does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish tax assets and have not recognized a valuation allowance against such assets, with the exception of $2.9 million, as of December 31, 2017.

United States

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Since the ILFC Transaction, we no longer file one consolidated federal income tax return. We have two distinct groups of U.S. companies that file consolidated returns. The blended federal and state tax rate applicable to our combined U.S. group was 35.7% for the year ended December 31, 2017. Due to a restructuring of activities in the U.S. AeroTurbine group, which started in late 2015, we do not expect to generate sufficient sources of taxable income to realize our deferred income tax asset in the United States. Additionally, certain tax attributes are subject to an annual limitation as a result of the change in ownership in 2015 as defined under Internal Revenue Code Section 382. Our U.S. federal net operating losses expire between 2026 and 2037.

        On December 22, 2017, the United States enacted new tax legislation (the "Tax Legislation") that significantly revises the Internal Revenue Code of 1986, as amended. The Tax Legislation included, among other things, a reduction of the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the Tax Legislation, we reassessed our deferred tax assets and liabilities and recorded a tax expense in 2017 of approximately $22 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Income taxes (Continued)

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

17. Equity

        In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. We completed this share repurchase program on June 1, 2016.

        In May 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through September 30, 2016. We completed this share repurchase program on September 7, 2016.

        In August 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2016. We completed this share repurchase program on December 8, 2016.

        In November 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. We completed this share repurchase program on March 6, 2017.

        In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. We completed this share repurchase program on June 12, 2017.

        In May 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. In July 2017, this share repurchase program was extended to run through December 31, 2017. We completed this share repurchase program on September 26, 2017.

        In July 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2017. In October 2017, this share repurchase program was extended to run through March 31, 2018. We completed this share repurchase program on December 14, 2017.

        In October 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. We completed this share repurchase program on February 21, 2018.

        In February 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through June 30, 2018. As of March 2, 2018, the dollar amount remaining under this share repurchase program was $145.7 million. Please refer to Note 32—Subsequent events for further details.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

17. Equity (Continued)

        During the year ended December 31, 2017, we repurchased an aggregate of 23,732,835 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $47.39 per ordinary share.

        Between January 1, 2018 and March 2, 2018, we repurchased an aggregate of 4,076,603 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $52.40 per ordinary share.

        During the year ended December 31, 2017, our Board of Directors cancelled 20,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company's shareholders.

        In January 2018, we cancelled 5,000,000 ordinary shares and in March 2018, we cancelled a further 6,000,000 ordinary shares, which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company's shareholders.

        Movements in AOCI for the years ended December 31, 2017 and 2016 were as follows:

	Net change in fair value of derivatives	Actuarial gain (loss) on pension obligations	Total
Balance as of December 31, 2015	$(18)	$(6,289)	$(6,307)

Total other comprehensive income (loss)	5,990	(1,452)	4,538
Balance as of December 31, 2016	$5,972	$(7,741)	$(1,769)

Total other comprehensive income	14,918	1,125	16,043

Balance as of December 31, 2017	$20,890	$(6,616)	$14,274

18. Share-based compensation

        Under our equity incentive plans, we have granted restricted stock units, restricted stock and stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

18. Share-based compensation (Continued)

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

        The Equity Incentive Plan 2014 replaced an equity incentive plan that was implemented in October 2006 (the "Equity Incentive Plan 2006"). The Equity Incentive Plan 2014, Equity Incentive Plan 2012 and Equity Incentive Plan 2006 are collectively referred to herein as "AerCap Holdings N.V. Equity Plans." Prior awards remain in effect pursuant to their terms and conditions. The terms and conditions of the Equity Incentive Plan 2006 and the Equity Incentive Plan 2014 are substantially the same.

        The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Holdings N.V. Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three years and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company's U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted after the year end and the number of awards granted is dependent on the Company's actual performance relative to the U.S. GAAP EPS budget and the respective officer's personal performance during the previous financial year. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes. Shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such shares to settle tax obligations, shall again be available under the AerCap Holdings N.V. Equity Plans.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

18. Share-based compensation (Continued)

        The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Holdings N.V. Equity Plans during the year ended December 31, 2017:

	Year Ended December 31, 2017
	Number of time- based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of time-based grants ($)	Weighted average grant date fair value of performance- based grants ($)
Number at beginning of period	3,579,834	5,512,342	$42.78	$46.19
Granted (a)	740,690	1,079,416	50.68	51.49
Vested (b)	(859,033)	(440,064)	33.59	46.59
Cancelled	(85,404)	(29,445)	44.08	42.10

Number at end of period	3,376,087	6,122,249	$46.85	$47.12

(a)
Includes 451,070 shares of restricted stock granted under the AerCap Holdings N.V. Equity Plans, of which 279,697 shares of restricted stock were issued with the remaining 171,373 shares being withheld and applied to pay the taxes involved. As part of the 171,373 shares withheld to pay for taxes, 64,771 shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $3.4 million on the grant dates associated with these shares.
(b)
296,201 restricted stock units, which were previously granted under the AerCap Holdings N.V. Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 187,096 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 938,125 shares of restricted stock (655,207 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 64,771 shares were treated as granted and subsequently vested on the grant dates as described in (a) above.

        Included in the numbers of outstanding restricted stock units and restricted stock under the AerCap Holdings N.V. Equity Plans during the year ended December 31, 2017, as shown in the table above, are a significant number of awards granted in December 2017 to replace awards which were granted in connection with the ILFC acquisition in 2014 and which are due to vest during the first half of 2018. As a result, the number of outstanding restricted stock units and restricted stock awards as of December 31, 2017 reflects an overlap between previous awards that are due to vest in 2018 (approximately 6.5 million awards are due to vest in 2018) and the recent replacement awards that have the objective of retaining and incentivizing the recipients for future periods. As a result, we expect the total number of outstanding equity awards to become lower following the vesting of awards in 2018.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

18. Share-based compensation (Continued)

        The following table presents movements in the outstanding stock options under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012 or Equity Incentive Plan 2014) and the stock options that rolled over from the amalgamation of Genesis in 2010 during the year ended December 31, 2017. All of the outstanding Genesis amalgamation related options have vested and been exercised. All outstanding options under the Equity Incentive Plan 2006 have vested.

	Year Ended December 31, 2017
	Number of options	Weighted average exercise price ($)
Options outstanding at beginning of period (a)	140,045	$6.02
Exercised (a)	(102,100)	3.41

Options outstanding at end of period	37,945	$13.02

(a)
Includes 2,100 AER options granted to former Genesis directors and employees at the closing of the amalgamation with Genesis on March 25, 2010. These options were issued pursuant to a separate board resolution, and not under any of the AerCap Holdings N.V. Equity Plans. They have all vested as of December 31, 2017.

        The amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company's shares on the grant date and reflective of the probability of vesting. All outstanding options have been fully expensed.

        We recognized share-based compensation expense of $107.7 million, $102.8 million and $100.2 million during the years ended December 31, 2017, 2016 and 2015, respectively. The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share- based compensation expense
(U.S. Dollars in millions)
2018	$75.5
2019	36.0
2020	19.0
2021	4.7

19. Pension plans

        We operate defined benefit plans and defined contribution pension plans for our employees. All of these plans, individually or on an aggregate basis, do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Geographic information

        The following table presents (i) the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented; and (ii) the percentage of lease revenue attributable to Ireland, our country of domicile, based on each lessee's principal place of business, for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
China (a)	$648,343	13.8%	$669,859	13.8%	$656,809	13.2%
United States	568,999	12.1%	535,526	11.0%	538,686	10.8%
Ireland	120,500	2.6%	117,259	2.4%	58,571	1.2%
Other countries (b)	3,375,960	71.5%	3,544,979	72.8%	3,737,485	74.8%

Total	$4,713,802	100.0%	$4,867,623	100.0%	$4,991,551	100.0%

(a)
Includes mainland China, Hong Kong and Macau.
(b)
No individual country within this category accounts for more than 10% of our lease revenue.

        The following table presents (i) the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights intangible assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented; and (ii) the percentage of long-lived assets attributable to Ireland, our country of domicile, based on each lessee's principal place of business, as of December 31, 2017 and 2016:

	As of December 31,
	2017		2016 (c)
	Amount	%	Amount	%
China (a)	$5,218,057	14.7%	$4,962,336	14.5%
United States	4,816,416	13.6%	4,752,971	13.9%
Ireland	1,141,992	3.2%	703,635	2.1%
Other countries (b)	24,231,703	68.5%	23,858,317	69.5%

Total	$35,408,168	100.0%	$34,277,259	100.0%

(a)
Includes mainland China, Hong Kong and Macau.
(b)
No individual country within this category accounts for more than 10% of our long-lived assets.
(c)
Excludes AeroTurbine long-lived assets of $105.7 million as of December 31, 2016.

        We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivables are from entities located throughout the world. During the years ended December 31, 2017, 2016 and 2015, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

21. Selling, general and administrative expenses

        Selling, general and administrative expenses consisted of the following for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
Personnel expenses	$156,726	$149,505	$161,967
Share-based compensation	107,719	102,843	100,162
Travel expenses	19,774	21,201	23,090
Professional services	28,585	30,983	42,921
Office expenses	16,105	20,703	26,989
Directors' expenses	3,345	3,051	2,780
Other expenses	16,037	22,726	23,399

	$348,291	$351,012	$381,308

22. Other income

        Other income consisted of the following for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017		2016		2015
Management fees	$13,426		$18,298		$23,094
Interest and other income	81,172	(a)	127,688	(b)	89,582	(c)

	$94,598		$145,986		$112,676

(a)
Includes income from lease terminations of $46.5 million.
(b)
Includes income from lease terminations of $63.2 million, net insurance proceeds of $54.2 million and a gain related to the repayment of a note receivable earlier than expected of $27.7 million. In addition, we incurred an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 25—AeroTurbine restructuring.
(c)
Includes income from net insurance proceeds of $16.2 million and the settlement of asset value guarantees of $22.6 million. In addition, we incurred an expense of $38.7 million related to a lower of cost or market adjustment of AeroTurbine's parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 25—AeroTurbine restructuring.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Lease revenue

        Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft and engines as of December 31, 2017 were as follows:

Contracted minimum future lease payments receivable
2018	$3,964,268
2019	3,497,545
2020	3,021,796
2021	2,704,523
2022	2,408,034
Thereafter	8,546,457

$24,142,623

24. Asset impairment

        Asset impairment consisted of the following for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
Flight equipment held for operating leases (Note 5)	$54,331	$78,335	$16,322
Flight equipment held for sale	6,955	3,272	—
Other assets	—	—	13

	$61,286	$81,607	$16,335

        Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

        During the year ended December 31, 2017, we recognized impairment charges of $61.3 million on 13 aircraft and two engines. The impairment charges primarily related to lease terminations for six aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. In addition, we recognized impairment charges for seven aircraft and one engine that were part of sale transactions. These impairments were partially offset by lease revenue that we recognized when we retained maintenance-related balances.

        During the year ended December 31, 2016, we recognized impairment charges of $81.6 million on 35 aircraft. The impairment charges primarily related to lease terminations and amendments of lease agreements for 25 aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. In addition, we recognized impairment charges for related to ten aircraft that were part of portfolio sale transactions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Asset impairment (Continued)

        During the year ended December 31, 2015, we recognized impairment charges of $16.3 million, primarily related to eight aircraft and 12 engines. Four of the impaired aircraft were redelivered from the respective lessees for which we retained maintenance-related balances or received EOL compensation. The impairment on the remaining four aircraft and 12 engines was recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

        During the years ended December 31, 2016 and 2015, we also recognized impairment charges for certain AeroTurbine intangible assets and leased engines. Please refer to Note 25—AeroTurbine restructuring for further details.

25. AeroTurbine restructuring

        At the end of 2015, we decided to restructure and downsize the AeroTurbine business. Since we made this decision, AeroTurbine has been actively reducing its debt and total assets by disposing of engines from its engine leasing portfolio as well as parts from its inventory.

        In connection with the downsizing, during the year ended December 31, 2015, we performed recoverability assessments of AeroTurbine's long-lived assets. These recoverability assessments indicated that the book value of certain AeroTurbine intangible assets and leased engines were no longer supported by their future expected cash flows. The resulting impairment was measured as the excess of the carrying amount of each asset over its fair value. Fair value was estimated based on the present value of future cash flows expected to be generated from the asset, including its expected residual value, discounted at a rate commensurate with the associated risk. During the year ended December 31, 2015, we also recognized a lower of cost or market adjustment of $38.7 million related to AeroTurbine's parts inventory. Please refer to Note 22—Other income.

        During 2016, AeroTurbine entered into a letter of intent to sell its storage and maintenance facility located in Goodyear, Arizona, which resulted in a write-down of assets and associated intangible assets. We also completed a review of AeroTurbine's engine leasing portfolio and identified specific engines for longer-term use and support of AerCap's core aircraft leasing business, as well as the specific engines to be sold by AeroTurbine to third parties. As a result, we recognized impairments related primarily to older, out-of-production engines. The sale of the Goodyear operations and the engine portfolio review, together, triggered our decision in the second half of 2016, to accelerate the final phase of the AeroTurbine downsizing. We performed a review of AeroTurbine's parts inventory, and during 2016, we recognized a lower of cost or market adjustment of $36.0 million based on current available market information. Please refer to Note 22—Other income.

        During 2017, AeroTurbine completed the sale of its Goodyear operations and the AeroTurbine revolving credit facility was fully repaid and terminated. In addition, AeroTurbine executed an amendment to the existing lease agreement for its facility in Florida and, as a result, we recognized lease termination fees of $7.6 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. AeroTurbine restructuring (Continued)

        We recorded the following charges in transaction, integration and restructuring related expenses in our Consolidated Income Statements during the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
Lease termination fees	$7,645	$—	$—
Severance expenses and other	4,298	19,801	2,072
Leased engines impairment	2,662	15,392	22,402
Other intangible assets impairment	—	14,868	24,837
Write-down of fixed assets and consumable inventory	—	3,328	—

	$14,605	$53,389	$49,311

26. Earnings per share

        Basic EPS is calculated by dividing net income by the weighted average number of our ordinary shares outstanding, which excludes 3,007,752, 3,426,810 and 3,030,724 shares of unvested restricted stock as of December 31, 2017, 2016 and 2015, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 509,677, 152,314 and 36,666 for the years ended December 31, 2017, 2016 and 2015, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.

        The computations of basic and diluted EPS for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Year Ended December 31,
	2017	2016	2015
Net income for the computation of basic EPS	$1,076,151	$1,046,630	$1,178,730
Weighted average ordinary shares outstanding—basic	161,059,552	185,514,370	203,850,828
Basic EPS	$6.68	$5.64	$5.78

	Year Ended December 31,
	2017	2016	2015
Net income for the computation of diluted EPS	$1,076,151	$1,046,630	$1,178,730
Weighted average ordinary shares outstanding—diluted	167,287,508	189,682,036	206,224,135
Diluted EPS	$6.43	$5.52	$5.72

        The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2017, 2016 and 2015 were as follows:

	As of December 31,
	2017	2016	2015
	Number of ordinary shares
Ordinary shares issued	167,847,345	187,847,345	203,411,207
Treasury shares	(14,855,244)	(11,600,191)	(3,069,003)

Ordinary shares outstanding	152,992,101	176,247,154	200,342,204
Shares of unvested restricted stock	(3,007,752)	(3,426,810)	(3,030,724)

Ordinary shares outstanding, excluding shares of unvested restricted stock	149,984,349	172,820,344	197,311,480

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

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

        During the year ended December 31, 2017, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.

Consolidated VIEs

        As of December 31, 2017 and 2016, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Variable interest entities (Continued)

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

        As of December 31, 2017, AerCap Partners I had a portfolio consisting of seven Boeing 737NG aircraft. As of December 31, 2017, AerCap Partners I had $59.9 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.

AerCap Partners II

        AerCap Partners 2 Holding Limited ("AerCap Partners II") is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provided lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we continue to be the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

        As of December 31, 2017, AerCap Partners II did not own any aircraft. As of December 31, 2017, AerCap Partners II had $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner. The ECA senior debt facility was repaid in full in December 2017. The $16.8 million of subordinated debt was repaid in full in February 2018.

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

        As of December 31, 2017, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of December 31, 2017, AerCap Partners 767 had $11.5 million outstanding under a senior debt facility, which is limited recourse to us and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Variable interest entities (Continued)

ALS II

        The ALS II senior Class A notes were repaid in full in January 2017. Prior to May 31, 2017, we held a 5% equity investment in ALS II and provided lease management, insurance management and aircraft asset management services to ALS II for a fee. On May 31, 2017, the ALS II structure was unwound and we became owner of 100% of the equity and we continue to hold 100% of the subordinated fixed rate deferrable interest asset-backed notes ("ALS II Class E-1 Notes") in ALS II. We have determined that we continue to be the PB of the entity because we continue to direct the activities that most significantly affect the economic performance of the entity and to absorb the majority of the risks and rewards of the entity.

        As of December 31, 2017, ALS II had a portfolio consisting of 25 Airbus A320 Family aircraft. As of December 31, 2017, ALS II had $350.0 million of senior ALS II Class E-1 Notes outstanding due to us.

AerFunding

        We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes ("AerFunding Class E-1 Notes") in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb the majority of the risks and rewards of the entity.

        As of December 31, 2017, AerFunding had a portfolio consisting of four Airbus A320 Family aircraft, two Airbus A320neo Family aircraft, one Airbus A330 aircraft, one Airbus A350 aircraft, six Boeing 737NG aircraft and four Boeing 787 aircraft. As of December 31, 2017, AerFunding had $878.4 million outstanding under a secured revolving credit facility and $272.8 million of AerFunding Class E-1 Notes outstanding due to us.

Non-consolidated VIEs

        The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Carrying value of investments (Note 11)	$122,946	$118,783
Debt guarantees	104,867	125,429

Maximum exposure to loss	$227,813	$244,212

        The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Variable interest entities (Continued)

AerDragon

        AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide accounting related services to AerDragon, and guaranteed debt previously secured by certain aircraft which AerDragon purchased directly from us for a fee. As of December 31, 2017 and 2016, we guaranteed debt of nil and $3.4 million, respectively, for AerDragon. The guaranteed debt was repaid in full in August 2017, and therefore the obligations of AerDragon are non-recourse to us.

        As of December 31, 2017, AerDragon had 29 narrowbody aircraft on lease to ten airlines.

        We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerLift

        AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of December 31, 2017 and 2016, we guaranteed debt of $104.9 million and $122.0 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

        As of December 31, 2017, AerLift owned four widebody aircraft.

        We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

        In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of December 31, 2017, ACSAL continued to own the eight aircraft.

        We have determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

Peregrine

        In December 2017, we invested in Peregrine, a vehicle established by NCB Capital for the purpose of acquiring a portfolio of 21 aircraft from us. We will have a 9.5% investment in Peregrine. We provide asset and lease management, insurance management, accounting and cash management services to Peregrine for a fee.

        As of December 31, 2017, Peregrine had completed the acquisition of four of the 21 aircraft. The 17 remaining aircraft are expected to be acquired during early 2018.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Variable interest entities (Continued)

        We have determined that Peregrine is a VIE in which we do not have control and therefore we are not the PB. We account for our investment in Peregrine under the cost method of accounting.

Other variable interest entities

        We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities' economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

28. Related party transactions

AerDragon

        We provide accounting related services to, and guaranteed debt of AerDragon. We charged AerDragon a fee for these services of $0.5 million, $0.6 million and $0.5 million during the years ended December 31, 2017, 2016 and 2015, respectively. In addition, we received a dividend of $3.3 million, $1.7 million and $0.3 million from AerDragon during the years ended December 31, 2017, 2016 and 2015, respectively.

ACSAL

        We provide aircraft asset and lease management services to ACSAL, for which we received a fee of $0.5 million, $0.5 million and $0.5 million for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, we received a dividend of $1.9 million, nil and nil from ACSAL during the years ended December 31, 2017, 2016 and 2015, respectively.

AerLift

        We provide a variety of management services to, and guarantee certain debt of, AerLift, for which we received a fee of $1.8 million, $2.9 million and $2.8 million during the years ended December 31, 2017, 2016 and 2015, respectively. In addition, we received dividends of $3.0 million, $7.5 million and $2.3 million from AerLift during the years ended December 31, 2017, 2016 and 2015, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Commitments and contingencies

Aircraft on order

        As of December 31, 2017, we had commitments to purchase 438 new aircraft scheduled for delivery through 2024. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2017, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $899.5 million, $718.0 million and $13.5 million with Boeing, Airbus and Embraer, respectively.

        Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.

        Movements in prepayments on flight equipment during the years ended December 31, 2017 and 2016 were as follows:

	Year Ended December 31,
	2017	2016
Prepayments on flight equipment at beginning of period	$3,265,979	$3,300,426
Prepayments made during the period	1,162,884	837,776
Interest paid and capitalized during the period	107,364	107,688
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,605,924)	(979,911)

Prepayments on flight equipment at end of period	$2,930,303	$3,265,979

        The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2017:

	2018	2019	2020	2021	2022	Thereafter	Total
Purchase obligations (a)	$6,065,084	$5,723,097	$4,742,181	$3,714,523	$2,405,676	$1,662,286	$24,312,847

(a)
Includes commitments to purchase 426 aircraft and 12 purchase and leaseback transactions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Commitments and contingencies (Continued)

Leases

        We have operating lease agreements with third parties for office space, company cars and office equipment. As of December 31, 2017, minimum payments under the lease agreements for office space were as follows:

Future minimum lease payments
2018	$10,211
2019	7,692
2020	7,593
2021	7,670
2022	7,750
Thereafter	44,388

$85,304

Asset value guarantees

        We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. During 2017, we settled one asset value guarantee and, as a result, we recognized a $3.2 million gain in other income. Additionally, one asset value guarantee was exercised and two asset value guarantees expired unexercised. As of December 31, 2017, four guarantees were outstanding.

        We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the years ended December 31, 2017 or 2016.

        As of December 31, 2017 and 2016, the carrying value of the asset value guarantee liability was nil and $37.5 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. As of December 31, 2017, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $66.5 million.

Other guarantees

        We previously guaranteed the future re-lease or extension rental rates and other costs of four sold aircraft, up to agreed maximum amounts for each aircraft. During 2017, all four of these guarantees were settled. As of December 31, 2017 and 2016, the carrying value of these guarantees was nil and $11.4 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. Subsequent to the settlement, we have no further exposure to these guarantees.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Commitments and contingencies (Continued)

        We guarantee the replacement lease rental cash flows of sold aircraft, in the event of a default and lease termination by the current lessees, up to agreed maximum amounts for each aircraft. These guarantees expire in 2020. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts. During 2017, we settled one of these guarantees. As of December 31, 2017, two of these guarantees were outstanding. As of December 31, 2017 and 2016, the carrying value of these guarantees was $2.3 million and $2.9 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. As of December 31, 2017, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $10.5 million.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Commitments and contingencies (Continued)

        On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. Different public prosecutors have issued conflicting opinions. The first public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor subsequently filed a new opinion that is less supportive of the VASP-appointed expert's opinion, but the original public prosecutor then issued a third opinion consistent with the first one. On October 30, 2017, the court decided that VASP had suffered no damages. VASP has certain rights of appeal and review of the decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

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

        In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be submitted in the VASP bankruptcy. The STJ granted AerCap's application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP's appeal of the order ratifying the English judgment.

        In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP's default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP's bankruptcy, the Irish action went forward. Upon VASP's failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered two judgments in favor of AerCap, awarding us aggregate damages in the amount of approximately $36.9 million. We subsequently applied to the STJ for an order ratifying the Irish judgments, so that they might be submitted in the VASP bankruptcy. The STJ granted AerCap's application and ratified the Irish judgments.

        AerCap has submitted both the Irish and the English judgments in the VASP bankruptcy; the bankruptcy court has required that the claims submitted limit interest on the judgments to that accrued on or before the commencement of VASP's bankruptcy, which has resulted in claims of approximately $40 million for the English judgments and approximately $24 million for the Irish judgments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Commitments and contingencies (Continued)

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Commitments and contingencies (Continued)

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

        In light of the STJ's ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil's Provisional Enforcement Actions—those seeking statutory penalties and attorneys' fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil's Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

Yemen Airways-Yemenia litigation

        ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier ("Hassanati Action"). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC's favor and dismissed all of the Hassanati plaintiffs' remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC's motion to dismiss the Hassanati plaintiffs' second complaint on November 22, 2016. The Hassanati plaintiffs have appealed this order. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the "Abdallah Action"). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. On June 30, 2017, the parties to the Abdallah action executed a Master Settlement Agreement setting forth terms on which Yemenia's insurance carrier proposes to settle the case with each claimant family. Upon the claimant families' execution of individual release and discharge agreements and upon ILFC's and Yemenia's confirmation of a sufficient number of participating claimants, the claims by such participating claimants against ILFC and Yemenia in the Abdallah Action will be dismissed in exchange for payment from Yemenia's insurance carrier. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

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

Assets and liabilities measured at fair value on a recurring basis

        As of December 31, 2017 and 2016, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

        The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2017 and 2016:

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$48,896	$—	$48,896	$—

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$37,187	$—	$37,187	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis

        We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

        Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Fair value measurements (Continued)

        For flight equipment that we measured at fair value on a non-recurring basis during the year ended December 31, 2017, the following table presents the fair value of such flight equipment as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Range	Weighted average
Flight equipment	$355,923	Income approach	Discount rate	0% - 10%	5%
			Remaining holding period	0 - 13 years	8 years
			Non-contractual cash flows	0% - 100%	38%

        During the year ended December 31, 2017, we recognized impairment charges of $61.3 million on 13 aircraft and two engines. The impairment charges primarily related to lease terminations for six aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance-related balances or received EOL compensation. In addition, we recognized impairment charges for seven aircraft and one engine that were part of sale transactions. These impairments were partially offset by lease revenue that we recognized when we retained maintenance-related balances.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Fair value measurements (Continued)

        The carrying amounts and fair values of our most significant financial instruments as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,659,669		$1,659,669	$1,659,669	$—	$—
Restricted cash	364,456		364,456	364,456	—	—
Derivative assets	48,896		48,896	—	48,896	—
Notes receivables	22,497		22,497	—	22,497	—

	$2,095,518		$2,095,518	$2,024,125	$71,393	$—

Liabilities
Debt	$28,580,800	(a)	$29,074,375	$—	$29,074,375	$—
Guarantees	2,272		2,272	—	—	2,272

	$28,583,072		$29,076,647	$—	$29,074,375	$2,272

(a)
Excludes debt issuance costs and debt discounts.

	December 31, 2016
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,035,447		$2,035,447	$2,035,447	$—	$—
Restricted cash	329,180		329,180	329,180	—	—
Derivative assets	37,187		37,187	—	37,187	—
Notes receivables	23,359		23,359	—	23,359	—

	$2,425,173		$2,425,173	$2,364,627	$60,546	$—

Liabilities
Debt	$27,873,900	(a)	$28,203,635	$—	$28,203,635	$—
Guarantees	51,804		51,804	—	—	51,804

	$27,925,704		$28,255,439	$—	$28,203,635	$51,804

(a)
Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information

        The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

        In May 2012, AerCap Aviation Solutions B.V. ("AerCap Aviation Solutions"), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the "Parent Guarantor"), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the "AerCap Aviation Notes"). The AerCap Aviation Notes were fully and unconditionally guaranteed by the Parent Guarantor. In May 2017 we repaid the AerCap Aviation Notes in full.

AGAT/AICDC Notes

        From time to time since the completion of the ILFC Transaction, AerCap Trust and AICDC have co-issued additional senior unsecured notes. The proceeds from these offerings have been used for general corporate purposes. Please refer to Note 15—Debt for further details on the AGAT/AICDC Notes.

        The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland Limited, AerCap Aviation Solutions, ILFC and AerCap U.S. Global Aviation LLC (together, the "Subsidiary Guarantors").

        The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2017 and 2016, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

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

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$21	$222	$14	$1,227	$176	$—	$1,660
Restricted cash	—	—	—	10	354	—	364
Flight equipment held for operating leases, net	—	10,461	—	1,959	19,977	—	32,397
Maintenance rights intangible and lease premium, net	—	758	—	35	709	—	1,502
Flight equipment held for sale	—	168	—	—	463	—	631
Net investment in finance and sales-type leases	—	520	—	193	283	—	996
Prepayments on flight equipment	—	2,340	—	4	586	—	2,930
Investments including investments in subsidiaries	9,632	1,066	8,037	5,670	122	(24,405)	122
Intercompany receivables	128	14,495	80	9,989	5,281	(29,973)	—
Other assets	96	603	85	366	288	—	1,438

Total Assets	$9,877	$30,633	$8,216	$19,453	$28,239	$(54,378)	$42,040

Liabilities and Equity
Debt	$—	$17,098	$398	$24	$10,901	$—	$28,421
Intercompany payables	1,276	3,527	4,875	9,202	11,093	(29,973)	—
Other liabilities	22	1,950	—	471	2,537	—	4,980

Total liabilities	1,298	22,575	5,273	9,697	24,531	(29,973)	33,401
Total AerCap Holdings N.V. shareholders' equity	8,579	8,058	2,943	9,684	3,721	(24,405)	8,580
Non-controlling interest	—	—	—	72	(13)	—	59

Total Equity	8,579	8,058	2,943	9,756	3,708	(24,405)	8,639

Total Liabilities and Equity	$9,877	$30,633	$8,216	$19,453	$28,239	$(54,378)	$42,040

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$4	$829	$64	$931	$207	$—	$2,035
Restricted cash	—	—	—	9	320	—	329
Flight equipment held for operating leases, net	—	11,012	—	1,299	19,191	—	31,502
Maintenance rights intangible and lease premium, net	—	1,190	—	52	926	—	2,168
Flight equipment held for sale	—	28	—	—	79	—	107
Net investment in finance and sales-type leases	—	437	—	166	154	—	757
Prepayments on flight equipment	—	3,006	—	5	255	—	3,266
Investments including investments in subsidiaries	9,310	874	7,249	4,941	119	(22,374)	119
Intercompany receivables	106	12,639	1	8,405	5,947	(27,098)	—
Other assets	104	538	60	632	171	(168)	1,337

Total Assets	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620

Liabilities and Equity
Debt	$—	$17,316	$—	$340	$10,061	$—	$27,717
Intercompany payables	978	3,726	5,057	7,067	10,270	(27,098)	—
Other liabilities	22	2,241	11	448	2,767	(168)	5,321

Total liabilities	1,000	23,283	5,068	7,855	23,098	(27,266)	33,038
Total AerCap Holdings N.V. shareholders' equity	8,524	7,270	2,306	8,509	4,289	(22,374)	8,524
Non-controlling interest	—	—	—	76	(18)	—	58

Total Equity	8,524	7,270	2,306	8,585	4,271	(22,374)	8,582

Total Liabilities and Equity	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,671	$—	$214	$2,829	$—	$4,714
Net gain on sale of assets	—	113	—	20	96	—	229
Other income (loss)	49	672	4	577	409	(1,617)	94

Total Revenues and other income	49	2,456	4	811	3,334	(1,617)	5,037
Expenses
Depreciation and amortization	—	630	—	87	1,010	—	1,727
Asset impairment	—	9	—	3	49	—	61
Interest expense	—	759	176	410	1,108	(1,341)	1,112
Leasing expenses	—	258	—	30	250	—	538
Transaction, integration and restructuring related expenses	—	—	—	—	15	—	15
Selling, general and administrative expenses	97	105	—	135	287	(276)	348

Total Expenses	97	1,761	176	665	2,719	(1,617)	3,801
(Loss) income before income taxes and income of investments accounted for under the equity method	(48)	695	(172)	146	615	—	1,236
Provision for income taxes	6	(87)	21	(33)	(72)	—	(165)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	9	—	9

Net (loss) income before income from subsidiaries	(42)	608	(151)	113	552	—	1,080
Income (loss) from subsidiaries	1,118	167	774	831	(901)	(1,989)	—

Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Net income attributable to non-controlling interest	—	—	—	—	(4)	—	(4)

Net income (loss) attributable to AerCap Holdings N.V.	$1,076	$775	$623	$944	$(353)	$(1,989)	$1,076

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$2,058	$—	$205	$2,605	$—	$4,868
Net gain on sale of assets	—	33	—	6	100	—	139
Other income (loss)	6	653	—	552	359	(1,425)	145

Total Revenues and other income	6	2,744	—	763	3,064	(1,425)	5,152
Expenses
Depreciation and amortization	—	770	—	72	949	—	1,791
Asset impairment	—	32	—	—	50	—	82
Interest expense	—	753	184	385	955	(1,185)	1,092
Leasing expenses	—	290	—	27	266	—	583
Transaction, integration and restructuring related expenses	—	—	—	—	53	—	53
Selling, general and administrative expenses	60	120	1	102	308	(240)	351

Total Expenses	60	1,965	185	586	2,581	(1,425)	3,952
(Loss) income before income taxes and income of investments accounted for under the equity method	(54)	779	(185)	177	483	—	1,200
Provision for income taxes	7	(97)	23	(36)	(70)	—	(173)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	13	—	13

Net (loss) income before income from subsidiaries	(47)	682	(162)	141	426	—	1,040
Income (loss) from subsidiaries	1,094	237	919	701	(867)	(2,084)	—

Net income (loss)	$1,047	$919	$757	$842	$(441)	$(2,084)	$1,040
Net loss attributable to non-controlling interest	—	—	—	—	7	—	7

Net income (loss) attributable to AerCap Holdings N.V.	$1,047	$919	$757	$842	$(434)	$(2,084)	$1,047

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$2,355	$—	$134	$2,503	$—	$4,992
Net gain on sale of assets	—	168	—	13	2	—	183
Other income (loss)	9	599	14	479	319	(1,307)	113

Total Revenues and other income	9	3,122	14	626	2,824	(1,307)	5,288
Expenses
Depreciation and amortization	—	868	—	65	910	—	1,843
Asset impairment	—	3	—	—	13	—	16
Interest expense	12	780	164	359	735	(950)	1,100
Leasing expenses	—	266	—	61	195	—	522
Transaction, integration and restructuring related expenses	—	—	—	9	50	—	59
Selling, general and administrative expenses	108	112	—	257	262	(357)	382

Total Expenses	120	2,029	164	751	2,165	(1,307)	3,922
(Loss) income before income taxes and income of investments accounted for under the equity method	(111)	1,093	(150)	(125)	659	—	1,366
Provision for income taxes	28	(136)	19	38	(139)	—	(190)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	1	—	1

Net (loss) income before income from subsidiaries	(83)	957	(131)	(87)	521	—	1,177
Income (loss) from subsidiaries	1,262	104	1,060	933	(1,090)	(2,269)	—

Net income (loss)	$1,179	$1,061	$929	$846	$(569)	$(2,269)	$1,177
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2

Net income (loss) attributable to AerCap Holdings N.V.	$1,179	$1,061	$929	$846	$(567)	$(2,269)	$1,179

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,118)	(167)	(774)	(831)	901	1,989	—
Depreciation and amortization	—	630	—	87	1,010	—	1,727
Asset impairment	—	9	—	3	49	—	61
Amortization of debt issuance costs and debt discount	—	14	5	5	41	—	65
Amortization of lease premium intangibles	—	4	—	—	10	—	14
Amortization of fair value adjustments on debt	—	(192)	—	—	(3)	—	(195)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	16	—	1	14	—	31
Maintenance rights write-off	—	282	—	13	245	—	540
Maintenance liability release to income	—	(100)	—	(23)	(179)	—	(302)
Net gain on sale of assets	—	(113)	—	(20)	(96)	—	(229)
Deferred income taxes	(7)	87	(19)	35	61	—	157
Restructuring related expenses	—	—	—	—	5	—	5
Other	62	9	—	45	5	—	121

Cash flow from operating activities before changes in working capital	13	1,254	(165)	259	1,714	—	3,075
Working capital	1,143	(163)	(272)	693	(1,336)	—	65

Net cash provided by (used in) operating activities	1,156	1,091	(437)	952	378	—	3,140
Purchase of flight equipment	—	(1,685)	—	(549)	(1,723)	—	(3,957)
Proceeds from sale or disposal of assets	—	893	—	137	749	—	1,779
Prepayments on flight equipment	—	(936)	—	—	(332)	—	(1,268)
Collections of finance and sales-type leases	—	49	—	33	10	—	92
Movement in restricted cash	—	—	—	(1)	(34)	—	(35)
Other	—	(36)	—	—	(2)	—	(38)

Net cash used in investing activities	—	(1,715)	—	(380)	(1,332)	—	(3,427)
Issuance of debt	—	2,431	400	—	2,765	—	5,596
Repayment of debt	—	(2,400)	—	(317)	(1,978)	—	(4,695)
Debt issuance costs paid	—	(28)	(13)	(3)	(37)	—	(81)
Maintenance payments received	—	251	—	65	440	—	756
Maintenance payments returned	—	(216)	—	(40)	(267)	—	(523)
Security deposits received	—	58	—	30	98	—	186
Security deposits returned	—	(79)	—	(11)	(98)	—	(188)
Repurchase of shares and tax withholdings on share-based compensation	(1,139)	—	—	—	—	—	(1,139)

Net cash (used in) provided by financing activities	(1,139)	17	387	(276)	923	—	(88)

Net increase (decrease) in cash and cash equivalents	17	(607)	(50)	296	(31)	—	(375)
Cash and cash equivalents at beginning of period	4	829	64	931	207	—	2,035

Cash and cash equivalents at end of period	$21	$222	$14	$1,227	$176	$—	$1,660

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,047	$919	$757	$842	$(441)	$(2,084)	$1,040
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,094)	(237)	(919)	(701)	867	2,084	—
Depreciation and amortization	—	770	—	72	949	—	1,791
Asset impairment	—	32	—	—	50	—	82
Amortization of debt issuance costs and debt discount	—	13	5	4	34	—	56
Amortization of lease premium intangibles	—	7	—	—	13	—	20
Amortization of fair value adjustments on debt	—	(330)	—	—	(6)	—	(336)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	33	—	2	20	—	55
Maintenance rights write-off	—	395	—	22	235	—	652
Maintenance liability release to income	—	(206)	—	(19)	(196)	—	(421)
Net gain on sale of assets	—	(33)	—	(6)	(100)	—	(139)
Deferred income taxes	(7)	98	(22)	28	64	—	161
Restructuring related expenses	—	—	—	—	34	—	34
Other	63	13	—	(7)	53	—	122

Cash flow from operating activities before changes in working capital	9	1,474	(179)	237	1,576	—	3,117
Working capital	1,002	911	181	(545)	(1,285)	—	264

Net cash provided by (used in) operating activities	1,011	2,385	2	(308)	291	—	3,381
Purchase of flight equipment	—	(594)	—	(298)	(2,001)	—	(2,893)
Proceeds from sale or disposal of assets	—	998	—	158	1,211	—	2,367
Prepayments on flight equipment	—	(937)	—	(9)	(1)	—	(947)
Collections of finance and sales-type leases	—	26	—	22	26	—	74
Movement in restricted cash	—	—	—	9	81	—	90
Other	—	—	—	(22)	—	—	(22)

Net cash used in investing activities	—	(507)	—	(140)	(684)	—	(1,331)
Issuance of debt	—	1,012	35	—	2,595	—	3,642
Repayment of debt	—	(2,825)	(35)	(8)	(2,346)	—	(5,214)
Debt issuance costs paid	—	(9)	—	(2)	(24)	—	(35)
Maintenance payments received	—	292	—	39	465	—	796
Maintenance payments returned	—	(234)	—	(30)	(241)	—	(505)
Security deposits received	—	57	—	25	120	—	202
Security deposits returned	—	(111)	—	(10)	(150)	—	(271)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(1,021)	—	—	—	—	—	(1,021)

Net cash (used in) provided by financing activities	(1,021)	(1,818)	—	14	408	—	(2,417)

Net (decrease) increase in cash and cash equivalents	(10)	60	2	(434)	15	—	(367)
Effect of exchange rate changes	—	—	—	(1)	—	—	(1)
Cash and cash equivalents at beginning of period	14	769	62	1,366	192	—	2,403

Cash and cash equivalents at end of period	$4	$829	$64	$931	$207	$—	$2,035

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,179	$1,061	$929	$846	$(569)	$(2,269)	$1,177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,262)	(104)	(1,060)	(933)	1,090	2,269	—
Depreciation and amortization	—	868	—	65	910	—	1,843
Asset impairment	—	3	—	—	13	—	16
Amortization of debt issuance costs and debt discount	1	10	5	10	20	—	46
Amortization of lease premium intangibles	—	7	—	—	16	—	23
Amortization of fair value adjustments on debt	—	(435)	—	—	(8)	—	(443)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	65	—	1	10	—	76
Maintenance rights write-off	—	350	—	17	262	—	629
Maintenance liability release to income	—	(141)	—	(8)	(95)	—	(244)
Net gain on sale of assets	—	(168)	—	(13)	(2)	—	(183)
Deferred income taxes	(28)	136	(19)	(38)	59	—	110
Restructuring related expenses	—	—	—	—	49	—	49
Other	64	(36)	—	34	28	—	90

Cash flow from operating activities before changes in working capital	(46)	1,616	(145)	(19)	1,783	—	3,189
Working capital	846	(587)	193	618	(899)	—	171

Net cash provided by operating activities	800	1,029	48	599	884	—	3,360
Purchase of flight equipment	—	(1,476)	—	(299)	(997)	—	(2,772)
Proceeds from sale or disposal of assets	—	1,083	—	94	391	—	1,568
Prepayments on flight equipment	—	(585)	—	—	(207)	—	(792)
Collections of finance and sales-type leases	—	17	—	12	26	—	55
Movement in restricted cash	—	—	—	(11)	309	—	298
Other	—	(73)	—	—	—	—	(73)

Net cash used in investing activities	—	(1,034)	—	(204)	(478)	—	(1,716)
Issuance of debt	300	2,500	—	—	1,114	—	3,914
Repayment of debt	(300)	(2,010)	—	(8)	(1,726)	—	(4,044)
Debt issuance costs paid	—	(17)	—	—	(32)	—	(49)
Maintenance payments received	—	306	—	24	446	—	776
Maintenance payments returned	—	(244)	—	(20)	(294)	—	(558)
Security deposits received	—	97	—	25	49	—	171
Security deposits returned	—	(83)	—	(47)	(14)	—	(144)
Repurchase of shares and tax withholdings on share-based compensation	(794)	—	—	—	—	—	(794)

Net cash (used in) provided by financing activities	(794)	549	—	(26)	(457)	—	(728)

Net increase (decrease) in cash and cash equivalents	6	544	48	369	(51)	—	916
Effect of exchange rate changes	1	—	—	(9)	5	—	(3)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490

Cash and cash equivalents at end of period	$14	$769	$62	$1,366	$192	$—	$2,403

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	13	2	—	15
Actuarial gain on pension obligations, net of tax	—	—	—	—	1	—	1

Total other comprehensive income	—	—	—	13	3	—	16
Comprehensive income (loss)	1,076	775	623	957	(346)	(1,989)	1,096
Comprehensive income attributable to non-controlling interest	—	—	—	—	(4)	—	(4)

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,076	$775	$623	$957	$(350)	$(1,989)	$1,092

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,047	$919	$757	$842	$(441)	$(2,084)	$1,040
Other comprehensive (loss) income:
Net change in fair value of derivatives, net of tax	—	—	—	—	6	—	6
Actuarial loss on pension obligations, net of tax	—	—	—	(2)	—	—	(2)

Total other comprehensive (loss) income	—	—	—	(2)	6	—	4
Comprehensive income (loss)	1,047	919	757	840	(435)	(2,084)	1,044
Comprehensive loss attributable to non-controlling interest	—	—	—	—	7	—	7

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,047	$919	$757	$840	$(428)	$(2,084)	$1,051

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,179	$1,061	$929	$846	$(569)	$(2,269)	$1,177
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Actuarial loss on pension obligations, net of tax	—	—	—	—	—	—	—

Total other comprehensive income	—	—	—	—	—	—	—
Comprehensive income (loss)	1,179	1,061	929	846	(569)	(2,269)	1,177
Comprehensive loss attributable to non-controlling interest	—	—	—	—	2	—	2

Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,179	$1,061	$929	$846	$(567)	$(2,269)	$1,179

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

32. Subsequent events

        In January 2018, AerCap Trust and AICDC co-issued $600 million aggregate principal amount of 3.30% senior notes due 2023 and $550 million aggregate principal amount of 3.875% senior notes due 2028. The proceeds from the offering were used for general corporate purposes.

        In February 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through June 30, 2018. As of March 2, 2018, the dollar amount remaining under this share repurchase program was $145.7 million. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.