Form 20-F
period 2018-12-31
AerCap Holdings N.V.
filed 2019-03-08
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
Commission file number 001-33159
AerCap Holdings N.V.
(Exact name of Registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)
AerCap House
65 St. Stephen’s Green
Dublin 2
Ireland
+ 353 1 819 2010
(Address of principal executive offices)
Vincent Drouillard, AerCap House, 65 St. Stephen’s Green, Dublin 2, Ireland
Telephone number: +353 1 819 2010, Fax number: +353 1 672 0270
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary stock as of the close of the period covered by the annual report.

Ordinary Shares, Euro 0.01 par value	142,674,664
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non accelerated filer ☐ (Do not check if a smaller reporting company)	Emerging growth company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

TABLE OF DEFINITIONS

ACSAL	Acsal Holdco, LLC
AeroTurbine	AeroTurbine, Inc.
AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Ireland	AerCap Ireland Limited
AerCap Trust	AerCap Global Aviation Trust
AerDragon	AerDragon Aviation Partners Limited and Subsidiaries
AerLift	AerLift Leasing Limited and Subsidiaries
AICDC	AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
EPS	Earnings per share
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
ILFC	International Lease Finance Corporation
ILFC Transaction	The purchase by AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, of 100% of ILFC’s common stock from AIG on May 14, 2014
IRS	Internal Revenue Service
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary
Peregrine	Peregrine Aviation Company Limited and Subsidiaries
SEC	U.S. Securities and Exchange Commission
SPE	Special purpose entity
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity
Waha	Waha Capital PJSC

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS
This annual report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—Risk Factors—Risks related to our business,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

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
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Selected financial data
The following tables present AerCap Holdings N.V.’s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.’s audited Consolidated Financial Statements and related notes and “Item 5. Operating and Financial Review and Prospects.” The financial information presented as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 was derived from AerCap Holdings N.V.’s audited Consolidated Financial Statements included in this annual report. The financial information presented as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 was derived from AerCap Holdings N.V’s. audited Consolidated Financial Statements not included in this annual report.

Consolidated Balance Sheet Data

	As of December 31,
	2018	2017	2016	2015	2014
	(U.S. Dollars in thousands)
Assets
Cash and cash equivalents	$1,204,018	$1,659,669	$2,035,447	$2,403,098	$1,490,369
Restricted cash	211,017	364,456	329,180	419,447	717,388
Flight equipment held for operating leases, net	35,052,335	32,396,827	31,501,973	32,219,494	31,984,668
Maintenance rights and lease premium, net	1,113,190	1,501,858	2,167,925	3,139,045	3,906,026
Prepayments on flight equipment	3,024,520	2,930,303	3,265,979	3,300,426	3,486,514
Other assets	2,603,835	3,187,031	2,319,949	2,267,989	2,134,928
Total Assets	$43,208,915	$42,040,144	$41,620,453	$43,749,499	$43,719,893
Liabilities and Equity
Debt	$29,507,587	$28,420,739	$27,716,999	$29,641,863	$30,254,905
Other liabilities	4,820,714	4,980,591	5,321,190	5,681,827	5,522,440
Total Liabilities	34,328,301	33,401,330	33,038,189	35,323,690	35,777,345
Total AerCap Holdings N.V. shareholders’ equity	8,828,048	8,579,710	8,524,447	8,348,963	7,863,777
Non-controlling interest	52,566	59,104	57,817	76,846	78,771
Total Equity	8,880,614	8,638,814	8,582,264	8,425,809	7,942,548
Total Liabilities and Equity	$43,208,915	$42,040,144	$41,620,453	$43,749,499	$43,719,893

Consolidated Income Statement Data

	Year Ended December 31,
	2018	2017	2016	2015		2014
	(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	$4,145,552	$4,194,224	$4,395,318	$4,635,776		$3,282,787
Maintenance rents and other receipts	391,541	519,578	472,305	355,775		166,784
Net gain on sale of assets	201,323	229,093	138,522	183,328		37,497
Other income	61,564	94,598	145,986	112,676		104,491
Total Revenues and other income	4,799,980	5,037,493	5,152,131	5,287,555		3,591,559
Expenses
Depreciation and amortization	1,679,074	1,727,296	1,791,336	1,843,003		1,282,228
Asset impairment	44,186	61,286	81,607	16,335		21,828
Interest expense	1,174,074	1,112,391	1,091,861	1,099,884		780,349
Leasing expenses	446,487	537,752	582,530	522,413		141,572
Restructuring related expenses	—	14,605	53,389	58,913	(a)	148,792	(b)
Selling, general and administrative expenses	305,226	348,291	351,012	381,308		299,892
Total Expenses	3,649,047	3,801,621	3,951,735	3,921,856		2,674,661
Income before income taxes and income of investments accounted for under the equity method	1,150,933	1,235,872	1,200,396	1,365,699		916,898
Provision for income taxes	(144,079)	(164,718)	(173,496)	(189,805)		(137,373)
Equity in net earnings of investments accounted for under the equity method	10,643	9,199	12,616	1,278		28,973
Net income	$1,017,497	$1,080,353	$1,039,516	$1,177,172		$808,498
Net (income) loss attributable to non-controlling interest	(1,865)	(4,202)	7,114	1,558		1,949
Net income attributable to AerCap Holdings N.V.	$1,015,632	$1,076,151	$1,046,630	$1,178,730		$810,447
Basic earnings per share	$7.00	$6.68	$5.64	$5.78		$4.61
Diluted earnings per share	$6.83	$6.43	$5.52	$5.72		$4.54

(a)	Includes $9.6 million of expenses related to the ILFC Transaction.

(b)	Expenses related to the ILFC Transaction.

RISK FACTORS
Risks related to our business
We require significant capital to fund our business.
As of December 31, 2018, we had 363 new aircraft on order, which will require substantial aircraft purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling aircraft. Our typical sources of funding may not be sufficient to meet our liquidity needs, in which case we may be required to raise capital from new sources, including by issuing new types of debt, equity or hybrid securities. The issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders.
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
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, ECA guaranteed financings, revolving credit facilities, securitizations, and other financings do not prohibit us from incurring additional debt. As of December 31, 2018, we had approximately $8.1 billion of undrawn lines of credit available under our revolving credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $175.1 million and debt issuance costs and debt discounts of $160.6 million, was approximately $29.5 billion as of December 31, 2018 (approximately 68% of our total assets as of December 31, 2018), and our interest payments, net of amounts capitalized, were $1.2 billion for the year ended December 31, 2018. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
We use a mix of fixed rate and floating rate debt to finance our business. Any increase in our cost of borrowing directly impacts our net income. Our cost of borrowing is affected primarily by the market’s assessment of our credit risk and fluctuations in interest rates and general market conditions. Interest rates that we obtain on our debt financings can fluctuate based on, among other things, changes in views of our credit risk, fluctuations in U.S. Treasury rates and LIBOR rates, as applicable, changes in credit spreads and swap spreads, and the duration of the debt being issued. Increased interest rates prevailing in the market at the time of our incurrence of new debt will also increase our interest expense. If interest rates increase, we will be obligated to make higher interest payments to the lenders of our floating rate debt to the extent that it is not hedged. Please refer to “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk” for further details on our interest rate risk. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations.
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
Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenue generated from leases with lease rates tied to floating interest rates. During the year ended December 31, 2018, approximately 5.6% of our basic lease rents from aircraft under operating leases was derived from such leases. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates than if no interest rate decrease had occurred and our lease revenue will be adversely affected.
In addition, we are party to certain debt instruments, derivative contracts and leases that use LIBOR as a benchmark rate. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. That announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. The U.S. Federal Reserve and the Bank of England have begun publishing a Secured Overnight Funding Rate and a reformed Sterling Overnight Index Average, respectively, which are currently intended to serve as alternative reference rates to LIBOR. Plans for alternative reference rates for other currencies are also being discussed, such as the Swiss Average Rate Overnight and the Tokyo Overnight Average Rate. At this time, it is not possible to predict the effect that any discontinuance, modification or other reforms to LIBOR may have on our business and financial condition.

Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs, which could adversely impact our financial results.
We are currently subject to periodic review by independent credit rating agencies S&P, Moody’s and Fitch, each of which currently maintains an investment grade rating with respect to us. Our ability to obtain secured or unsecured debt financing and our cost of secured or unsecured debt financing is dependent, in part, on our credit ratings. Maintaining our credit ratings depends in part on strong financial results and in part on other factors, including the outlook of the rating agencies on our sector and on the market generally. A credit rating downgrade could negatively impact our ability to obtain secured or unsecured financing and increase our borrowing costs.
We cannot assure you that these credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn. Ratings are not a recommendation to buy, sell or hold any security, and each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could increase our corporate borrowing costs and limit our access to the capital markets, which could adversely impact our financial results.
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
Our results depend on our ability to consistently acquire strategically attractive aircraft, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring new aircraft we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our aircraft are returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the aircraft. Because our leases are predominantly operating leases, only a portion of an aircraft’s value is recovered by the revenues generated from the lease and we may not be able to realize the aircraft’s residual value after lease expiration.

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
In addition, recent and future political developments, including the current trade dispute between the U.S. and China and other developments as a result of the policies of the current U.S. presidential administration or policies pursued in Europe, could result in increased regulation of trade, which could adversely impact demand for aircraft.
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
Aircraft values and lease rates have occasionally experienced sharp decreases due to a number of factors, including, but not limited to, decreases in passenger air travel and air cargo demand, changes in fuel costs, inflation, government regulation and changes in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft, including:

•	the particular maintenance, operating history and documentary records of the aircraft;

•	the geographical area where the aircraft is based and operates;

•	the number of operators using a particular type of aircraft;

•	the regulatory authority under which the aircraft is operated;

•	whether the aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of the aircraft;

•	any renegotiation of a lease on less favorable terms;

•	the negotiability of clear title free from mechanic’s liens and encumbrances;

•	any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

•	decrease in the creditworthiness of lessees;

•	compatibility of aircraft configurations or specifications with other aircraft owned by operators of that type;

•	comparative value based on newly manufactured competitive aircraft; and

•	the availability of spare parts.
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
Our financial condition depends on the ability of lessees to perform their payment and other obligations to us under our leases. We generate the primary portion of our revenue from leases to the aviation industry, and as a result we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations depends primarily on their financial condition and cash flows, which may be affected by factors outside our control, including:

•	passenger air travel and air cargo demand;

•	competition;

•	economic conditions, inflation and currency fluctuations in the countries and regions in which a lessee operates;

•	price and availability of jet fuel;

•	availability and cost of financing;

•	fare levels;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	increases in operating costs, including labor costs and other general economic conditions affecting our lessees’ operations;

•	labor difficulties;

•	the availability of financial or other governmental support extended to a lessee; and

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
A return to historically high fuel prices or continued volatility in fuel prices could affect the profitability of the aviation industry and our lessees’ ability to meet their lease payment obligations to us.
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

Interruptions in the capital markets could impair our lessees’ ability to finance their operations, which could prevent the lessees from complying with payment obligations to us.
The global financial markets can be highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Many of our lessees have expanded their airline operations through borrowings and are leveraged. These lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable, or available only at high interest costs or on unfavorable terms, and to the extent financial markets do not provide equity financing as an alternative, our lessees’ operations and operating results may be materially and adversely affected and they may not comply with their respective payment obligations to us.
A sovereign debt crisis could result in higher borrowing costs and more limited availability of credit, as well as impact the overall airline industry and the financial health of our lessees.
In recent years, the European Union (the “EU”) has faced both financial and political turmoil which, if it continues or worsens, could have a material adverse effect on our business. For example, following the global financial crisis of 2008, several countries in Europe faced a sovereign debt crisis (commonly referred to as the “European Debt Crisis”) that negatively affected economic activity in that region and adversely affected the strength of the euro versus the U.S. dollar and other currencies. A sovereign debt crisis could adversely affect the global banking system due to its exposure to sovereign debt, the imposition of stricter capital requirements or otherwise. A sovereign debt crisis may also lower consumer confidence, which could adversely affect global economic conditions. Adverse changes in the global banking system or global economy may have a material adverse effect on our business.
Adverse conditions and disruptions in European economies could have a material adverse effect on our business.
Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, including as a result of the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”). The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business. Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exits the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that political events in Europe could lead to the complete dissolution of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

If the effects of terrorist attacks, war or armed hostilities adversely affect the financial condition of the airline industry, our lessees might not be able to meet their lease payment obligations to us.
Terrorist attacks, war or armed hostilities, or the fear of such events, have historically had a negative impact on the aviation industry and could result in:

•	higher costs to the airlines due to the increased security measures;

•	decreased passenger demand and revenue due to the inconvenience of additional security measures or concerns about the safety of flying;

•	the imposition of “no-fly zone” or other restrictions on commercial airline traffic in certain regions;

•	uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges;

•	higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

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

The effects of epidemic diseases and natural disasters, such as extreme weather conditions, floods, earthquakes and volcano eruptions, may adversely affect our lessees’ ability to meet their lease payment obligations to us.
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
Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.
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
We may be exposed to increased maintenance costs for our leased aircraft if lessees fail to properly maintain the aircraft or fail to pay supplemental maintenance rents or EOL compensation. Under our leases, our lessees are primarily responsible for maintaining our aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. If a lessee fails to perform required maintenance on our aircraft during the term of the lease, the aircraft’s market value may decline, which would result in lower revenues from its subsequent lease or sale, or the aircraft might be grounded. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs, which could be substantial, upon the termination of the applicable lease to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rents paid by our lessees may not be sufficient to fund such maintenance costs. If our lessees fail to meet their obligations to pay supplemental maintenance rents or EOL compensation, fail to perform required scheduled maintenance, or if we are required to incur unexpected maintenance costs, our financial results may be materially and adversely affected.
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
In addition, there are certain risks of losses our lessees face that insurers may be unwilling to cover or for which the cost of coverage would be prohibitively expensive. For example, following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of coverage available to airlines for liability to persons other than airline employees or passengers for claims resulting from acts of terrorism, war or similar events and significantly increased the premiums for third party war risk and terrorism liability insurance and coverage in general. Therefore, our lessees’ insurance coverage may not be sufficient to cover all claims that could be asserted against us arising from the operation of our aircraft.
Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations to us will reduce the insurance proceeds that would be received by us in the event we are sued and are required to make payments to claimants. Moreover, our lessees’ insurance coverage is dependent on the financial condition of insurance companies, which might not be able to pay claims. A reduction in insurance proceeds otherwise payable to us as a result of any of these factors could materially and adversely affect our financial results.

If our lessees fail to cooperate in returning our aircraft following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.
Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which an aircraft is located and the applicable law. We may need to obtain a court order or consents for de-registration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossessing and exporting the aircraft may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. For example, certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees are partially or wholly owned by government-related entities, which can complicate our efforts to repossess our aircraft in that government’s jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.
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
In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, Eurocontrol and other air navigation charges, landing charges, crew wages, and other liens that may attach to our aircraft. Aircraft may also be subject to mechanic’s liens as a result of routine maintenance performed by third parties on behalf of our customers. Some of these liens can secure substantial sums, and if they attach to entire fleets of aircraft, as permitted in certain jurisdictions for certain kinds of liens, they may exceed the value of the aircraft itself. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill their obligations, the liens may ultimately become our financial responsibility. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. If we are obliged to pay a large amount to discharge a lien, or if we are unable take possession of our aircraft subject to a lien in a timely and cost-effective manner, it could materially and adversely affect our financial results.
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
Airbus and Boeing have launched several new aircraft types in recent years, including the Boeing 787 Family, the Boeing 737 MAX Family, the Boeing 777X, the Airbus A320neo Family, the Airbus A330neo Family, and the Airbus A350 Family. The availability of these new aircraft types, and potential variants of these new aircraft types, may have an adverse effect on residual value and future lease rates of older aircraft types and variants. The development of these new types and variants of such new types could decrease the desirability of the older types and variants and thereby increase the supply of the older types and variants in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for such older aircraft types and variants.
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
The supply of commercial jet aircraft is dominated by a small number of airframe and engine manufacturers. As a result, we are dependent on their ability to remain financially stable, manufacture products and related components that meet the airlines’ demands and fulfill their contractual obligations to us. In the past we have experienced delays by the manufacturers in meeting their obligations to us and other third parties. If in the future the manufacturers fail to fulfill their contractual obligations to us, bring aircraft to market that do not meet customers’ expectations, or do not respond appropriately to changes in the market environment, we may experience, among other things:

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
We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, please refer to Note 28—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.
Our international operations expose us to geopolitical, economic and legal risks associated with a global business.
We conduct our business in many countries. There are risks inherent in conducting our business internationally, including:

•	general political and economic instability in international markets;

•	limitations on the repatriation of our assets;

•	expropriation of our international assets; and

•	different liability standards and legal systems that may be less developed and less predictable than those in advanced economies.
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
We derive substantial lease revenue (approximately 58% in 2018, 57% in 2017 and 59% in 2016) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise as a result of these events could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
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
The General Data Protection Regulation (“GDPR”), which became law in the EU on May 25, 2018, regulates the ways in which businesses process personal data in Europe. There are extensive documentation obligations and transparency requirements, which may impose significant costs on us. Failure to comply with the GDPR may subject us to significant litigation or enforcement actions, fines, claims for compensation by customers and other affected individuals, damage to our reputation, orders to remedy breaches or criminal prosecutions, any of which could have a material adverse impact on our business, operating results, and financial condition. For example, under the GDPR, we could incur significant fines of up to 4% of our annual global revenue.

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
Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations that require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization (“ICAO”) have adopted a more stringent set of standards for noise levels that apply to engines manufactured or certified beginning in 2006, as well as a more stringent set of standards in respect of aircraft with a maximum certificated takeoff weight greater than or equal to 55,000 kg and aircraft with a maximum certificated takeoff weight less than 55,000 kg, effective December 31, 2017 and December 31, 2020, respectively. Currently, United States regulations do not require any phase-out of aircraft that qualify with the older standards, but the EU has established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of certain of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.
In addition to more stringent noise restrictions, the United States, EU and other jurisdictions are moving towards imposing more stringent limits on greenhouse gas emissions from aircraft engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines,thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. For example, the EU issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme (“ETS”) beginning on January 1, 2012, regardless of the engine type or age. However, the EU subsequently suspended ETS application to flights from or to non-EU countries through 2023. In October 2016, ICAO adopted the Carbon Offset and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emission from international aviation that will become mandatory in 2027. At least 77 countries, including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA which begins in 2021, although the United States subsequently indicated that it is reviewing its commitment to CORSIA. Limitations on emissions such as ETS and CORSIA could favor younger, more fuel-efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emissions restrictions will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.
If a decline in demand for certain aircraft causes a decline in its projected lease rates, or if we dispose of an aircraft for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable from their undiscounted cash flows. If the gross cash flow test fails, the difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain aircraft types, high fuel prices and development of more fuel-efficient aircraft shortening the useful lives of certain aircraft, management’s expectations that certain aircraft are more likely than not to be parted-out or otherwise disposed of sooner than their expected life, and new technological developments. Cash flows supporting carrying values of older aircraft are more dependent upon current lease contracts. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

If economic conditions deteriorate, we may be required to recognize impairment losses. In that event, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed, including the duration of the economic downturn and the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long-lived assets, especially for older aircraft. If so, it is possible that an impairment may be triggered for other long-lived assets in the future and that any such impairment amounts may be material. As of December 31, 2018, 177 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 6% of our total flight equipment and lease-related assets and liabilities as of December 31, 2018. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Impairment charges” for a detailed description of our impairment policy.
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
Risks related to our organization and structure
We are a public limited liability company incorporated in the Netherlands (“naamloze vennootschap” or “N.V.”) and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
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
As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers and directors are exempt from the periodic reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. As a result, there may be less publicly available information concerning us than there is for a company that files as a domestic issuer.
The effect of purchases and sales of our ordinary shares by the hedge counterparties (or their affiliates or agents) to modify or terminate their hedge positions may have a negative effect on the market price of our ordinary shares.
We have been advised that Waha, which previously was a significant direct AerCap shareholder, has entered into funded collar transactions relating to its AerCap ordinary shares, pursuant to which, we have been advised, collar counterparties (or their affiliates or agents) have borrowed from Waha and re-sold, and may continue to purchase and sell, our ordinary shares. The purchases and sales of our ordinary shares by the collar counterparties (or their affiliates or agents) to modify their hedge positions from time to time during the term of the funded collar transactions may variously have a positive, negative or neutral impact on the market price of our ordinary shares and may affect the volatility of the market price of our ordinary shares, depending on market conditions at such times. In addition, purchases of our ordinary shares by the collar counterparties (or their affiliates or agents) in connection with the termination by Waha of any portion of the loan of our ordinary shares to the collar counterparties under the funded collar transactions, or cash settlement of any funded collar transaction, may have the effect of increasing, or limiting a decrease in, the market price of our ordinary shares during the relevant unwind period. Furthermore, in 2018, according to public filings, Waha adopted a Rule 10b5-1 sales plan pursuant to which it sells AerCap ordinary shares from time to time. Such sales, if continued, may impact the market price of our ordinary shares, depending on market conditions at such times.
Risks related to taxation
We may become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
We do not believe we will be classified as a PFIC for 2018. We cannot yet make a determination as to whether we will be classified as a PFIC for 2019 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2018, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. Our Irish tax resident group companies intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to offset future income with tax losses arising from the same trading activity.
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
Tax laws and the practice of the local tax authorities in the jurisdictions in which we reside, in which we conduct activities or operations, or where our aircraft or lessees of our aircraft are located may change in the future. Such changes in tax law or practice could result in additional taxes for us or our shareholders. On December 22, 2017, the United States enacted new tax legislation (the “Tax Legislation”) that significantly revises the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Legislation included, among other things, a reduction of the U.S. corporate income tax rate, limits on the deductibility of business interest, the ability to deduct certain capital expenditures and a new minimum tax on certain payments to non-U.S. affiliates of U.S. corporations. We do not currently expect the impact of the Tax Legislation on the business and operations of our U.S. subsidiaries to materially impact tax expense. However, the Tax Legislation is unclear in certain respects and will require interpretations and implementing regulations by the IRS, and could also be subject to potential amendments and technical corrections by Congress. Given the substantial changes to the Code as a result of the Tax Legislation, such interpretations, regulations, amendments or corrections could potentially change our expectations on the impact of the Tax Legislation on us.

The introduction of Base Erosion and Profit Shifting (“BEPS”) by the Organization for Economic Cooperation and Development’s (“OECD”) may impact our effective rate of tax in future periods.
The Organisation for Economic Co-operation and Development (the “OECD”) has introduced an action plan in respect of base erosion and profit shifting (the “BEPS Action Plan”), which consists of 15 action points to tackle tax avoidance. These action points target tax avoidance measures such as hybrid instruments, excessive interest deductions, treaty shopping, and permanent establishment avoidance, among others.
Since June 7, 2017, representatives from over 70 jurisdictions have signed up to the Multilateral Instrument (“MLI”). The MLI seeks to implement agreed tax treaty-related measures combating tax avoidance into bilateral existing tax treaties without the need to renegotiate a new treaty. The MLI is expected to take effect on January 1, 2020 in Ireland. Changes to Ireland’s treaties under the MLI will include:

•	A statement in the preamble to the treaty, confirming that the treaty is not being used for treaty-shopping purposes.

•
Inclusion of a principal purpose test (“PPT”), which will disallow treaty benefits where the main purpose or one of the main purposes of structuring the transaction is to obtain the benefits of the treaty. Given the subjectivity of the PPT, there is a risk that each counterparty jurisdiction will interpret it differently, which creates uncertainty in its application to leasing and other arrangements. Until such time as countries develop guidance on how the test will be applied, it will be difficult to determine its effect on us. However, the MLI will likely make it more challenging for intermediary lessors to claim treaty benefits (including any intermediary lessors forming part of the transaction), though this will ultimately depend on local interpretation and practice. For certain other lessee jurisdictions, the MLI may strengthen the jurisdiction’s existing anti-avoidance and/or beneficial ownership provisions or result in an increased threshold for claiming treaty benefits.

The MLI may apply to double tax treaties entered into by other countries in which we have operations (in some cases with effect from as early as January 1, 2019).
The MLI also includes provisions aiming to reduce the “dependent agent” permanent establishment threshold. While this change will not be inserted into Ireland’s tax treaties under the MLI, there is a possibility that some countries could seek a bilateral re-negotiation on the point to change the dependent agent provisions in their tax treaty with Ireland. Any such change could take some time to be agreed and subsequently ratified before it could come into effect.
Further changes to tax law will be required in order to fully implement the BEPS Plan. At this moment, it is difficult to determine what further BEPS actions the governments of the jurisdictions in which we operate will implement. Depending on the nature of the BEPS action plans adopted, it may result in an increase in our effective tax rate and cash taxes liabilities in future periods.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”). One such change will be the implementation of a restriction on the tax deductibility of interest payments. As currently proposed, the ATAD would restrict the tax deductibility of net interest expense to 30% of earnings before interest, tax, depreciation and amortization (“EBITDA”) or possibly higher if the third party group interest expense ratio to group EBITDA is higher. This measure could impact our ability to claim a tax deduction for interest payments on debt instruments. The implementation date could be as early as 2020.
Ireland will also be required under the EU ATAD to introduce controlled foreign company (“CFC”) rules with effect from January 1, 2019. Broadly, CFC rules are an anti-avoidance measure designed to prevent the diversion of profits to offshore entities in low or no tax jurisdictions. Where CFC rules apply, the controlling parent company is deemed to have received an arm’s length allocation of income earned by the CFC which has not been distributed and which is attributable to activities carried on by Irish-based personnel, with the income subject to Irish cash tax accordingly. There are a number of exemptions from the CFC rules, including an “essential purpose” exemption which focuses on the commercial purpose behind the CFC. We do not anticipate that the CFC rules will have a material impact upon the Company so long as any services provided by AerCap to its foreign subsidiaries are appropriately priced from a transfer pricing perspective.

Item 4.	Information on the Company
History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006. On November 27, 2006, we completed our initial public offering on the New York Stock Exchange (the “NYSE”). Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2018, we had 151,847,345 ordinary shares issued, including 142,674,664 ordinary shares issued and outstanding, and 9,172,681 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 2,429,442 shares of unvested restricted stock.
Our principal executive offices are located at AerCap House, 65 St. Stephen’s Green, Dublin 2, Ireland, and our general telephone number is +353 1 819 2010. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including this annual report, by accessing the SEC’s Internet website at www.sec.gov.
Our primary capital expenditure is the purchase of aircraft under aircraft purchase agreements with Airbus, Boeing and Embraer. Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(U.S. Dollars in thousands)
Purchase of flight equipment	$4,036,194	$3,956,671	$2,892,731
Prepayments on flight equipment	1,912,215	1,268,585	947,419
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
We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2018, we owned 962 aircraft and we managed 96 aircraft. As of December 31, 2018, we also had 363 new aircraft on order, including 173 Airbus A320neo Family aircraft, 99 Boeing 737 MAX aircraft, 49 Embraer E-Jets E2 aircraft, 40 Boeing 787 aircraft, and two Airbus A350 aircraft. As of December 31, 2018, the average age of our 962 owned aircraft fleet, weighted by net book value, was 6.3 years and as of December 31, 2017, the average age of our 980 owned aircraft fleet, weighted by net book value, was 6.8 years.
We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2018, we executed 436 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2018, our weighted average owned aircraft utilization rate was 98.9%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft.

Aircraft leases and transactions
We lease most of our aircraft to airlines under operating leases. Under these leases, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and we receive the benefit, and assume the risks, of the residual value of the equipment at the end of the lease. Rather than purchase all of their aircraft, many airlines acquire aircraft under operating leases because this reduces their capital requirements and costs and allows them to manage their fleet more efficiently as aircraft are returned over time. Since the 1970’s and the creation of aircraft leasing pioneers Guinness Peat Aviation (“GPA”) and ILFC, the world’s airlines have increasingly turned to operating leases to meet their aircraft needs. As of December 31, 2018, our owned and managed aircraft were leased to approximately 200 customers in approximately 80 countries. Over the life of our aircraft, we seek to increase the returns on our investments by managing the lease rates, time off-lease and financing and maintenance costs, and by carefully timing their sale.
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
The following table provides details regarding the aircraft transactions we executed during the years ended December 31, 2018, 2017 and 2016. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2018	2017	2016	Total
Owned portfolio
New leases on new aircraft	115	59	72	246
New leases on used aircraft	43	51	75	169
Extensions of lease contracts	85	105	113	303
Aircraft purchases	76	58	38	172
Aircraft sales and part-outs	91	99	124	314
Managed portfolio
New leases on used aircraft	5	4	7	16
Extensions of lease contracts	9	11	12	32
Aircraft sales and part-outs	12	15	17	44
Total aircraft transactions	436	402	458	1,296
Leases of new aircraft generally have longer terms than used aircraft on re-lease. In addition, leases of higher value aircraft generally have longer lease terms than those for lower value aircraft. Lease terms for owned aircraft tend to be longer than those for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.
Before making a decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance capabilities, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We perform on-site credit reviews for new lessees, which typically include extensive discussions with the prospective lessee’s management before we enter into a new lease. We also evaluate the jurisdiction in which the lessee operates to ensure we are in compliance with any regulations and evaluate our ability to repossess our assets in the event of a lessee default. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

We typically require our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease.
All of our lessees are responsible for the maintenance and repair of the leased aircraft as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance costs. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2018, 423 (approximately 44%) of our 962 owned aircraft leases and as of December 31, 2017, 464 (approximately 47%) of our 980 owned aircraft leases, provided for the payment of supplemental maintenance rents.
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
During the term of our leases, some of our lessees may experience financial difficulties resulting in the need to restructure their leases. Generally, our restructurings can involve a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration. In some cases, we may be required to repossess a leased aircraft and, in those cases, we usually export the aircraft from the lessee’s jurisdiction to prepare it for remarketing. In the majority of these situations, we obtain the lessee’s cooperation and the return and export of the aircraft are completed without significant delay, generally within two months. In some situations, however, our lessees may not cooperate in returning aircraft and we may be required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft.

Scheduled lease expirations
The following table presents the scheduled lease expirations (for the minimum non-cancelable period) for our owned aircraft under operating leases by aircraft type as of December 31, 2018. The table does not give effect to contracted unexercised lease extension options, lease extensions that are subject to a letter of intent, re-leases or aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or part-out.

Aircraft type	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Airbus A320 Family	44	72	49	35	32	32	18	6	5	8	1	—	—	—	302
Airbus A320neo Family	—	—	—	—	—	—	1	1	—	14	27	38	4	7	92
Airbus A330	5	9	4	14	12	11	4	3	2	—	—	—	—	—	64
Airbus A350	—	—	—	—	—	—	—	—	2	6	7	8	1	—	24
Boeing 737NG	15	19	17	19	28	38	17	35	26	6	—	—	—	—	220
Boeing 737 MAX	—	—	—	—	—	—	—	—	—	—	—	5	—	—	5
Boeing 767	7	7	7	1	1	4	—	—	—	—	—	—	—	—	27
Boeing 777-200ER	—	3	1	1	1	1	2	2	—	—	—	—	—	—	11
Boeing 777-300/300ER	7	2	—	2	3	2	5	2	1	—	—	—	—	—	24
Boeing 787	—	—	—	—	5	6	5	13	12	6	14	13	2	—	76
Embraer E190/195-E2	—	—	—	—	—	1	—	—	—	—	—	—	—	—	1
Other	6	2	12	—	—	—	—	—	—	—	—	—	—	—	20
Total (a) (b)	84	114	90	72	82	95	52	62	48	40	49	64	7	7	866

(a)
Includes aircraft that have been re-leased or for which the lease has been extended. As of March 5, 2019, 74 of the 84 aircraft with leases expiring in 2019 have been re-leased, have had leases extended, or have been designated for sale or part-out.

(b)	Excludes 18 off-lease aircraft. As of March 5, 2019, 12 of the off-lease aircraft were re-leased or under commitments for re-lease and five were designated for sale or part-out.
Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2018:

Lessee	Percentage of 2018 lease revenue
American Airlines	7.1%
Air France	4.3%
China Southern Airlines	4.2%
Emirates	4.1%
LATAM Airlines	3.9%
Total	23.6%

We lease our aircraft to lessees located in numerous and diverse geographical regions. The following table presents the percentage of our lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Asia/Pacific/Russia	36%	35%	36%
Europe	30%	31%	31%
United States/Canada/Caribbean	13%	14%	14%
Latin America	11%	10%	9%
Africa/Middle East	10%	10%	10%
Total	100%	100%	100%
For further geographic information on our lease revenue and long-lived assets, refer to Note 19—Geographic information to our Consolidated Financial Statements included in this annual report.
Aircraft services
We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2018, we had aircraft management and corporate administration and/or cash management service contracts with seven parties that owned 96 aircraft. We categorize our aircraft services into aircraft asset management, corporate administrative services and cash management services. Since we have an established operating system to manage our own aircraft, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:

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
We also provide cash management and administrative services to securitization vehicles and joint ventures. Cash management services consist primarily of treasury services such as the financing, refinancing, hedging and ongoing cash management of these vehicles. Our administrative services consist primarily of accounting and corporate secretarial services, including the preparation of budgets and financial statements.

Our business strategy
We develop and grow our aircraft leasing business by executing on our focused business strategy, the key components of which are as follows:
Manage the profitability of our aircraft portfolio
Manage the long-term profitability of our aircraft portfolio by selectively:

•	purchasing aircraft directly from manufacturers;

•	entering into purchase and leaseback transactions with aircraft operators;

•	using our global customer relationships to obtain favorable lease terms for aircraft and maximizing aircraft utilization;

•	maintaining diverse sources of global funding;

•	optimizing our portfolio by selling aircraft; and

•	providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.
Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully source acquisition opportunities of new and used aircraft at favorable terms, as well as secure long-term funding for such acquisitions, lease aircraft at profitable rates, minimize downtime between leases and associated technical expenses and opportunistically sell aircraft.
Efficiently manage our liquidity
Our management analyzes sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2018, we raised approximately $6.9 billion of financing, including bank debt, revolving credit facilities and note issuances in the capital markets.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive purchasing opportunities that arise in the market. As of December 31, 2018, we had approximately $8.1 billion of undrawn lines of credit available under our revolving credit and term loan facilities and $1.2 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of aircraft to generate additional cash flows. Please refer to Note 14—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
Manage our aircraft portfolio
We intend to maintain an attractive portfolio of in-demand aircraft by acquiring new aircraft directly from aircraft manufacturers, executing purchase and leasebacks with airlines, assisting airlines with refleetings and pursuing other opportunistic transactions. We rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being offered at attractive prices or that we believe will experience an increase in demand and value over a prolonged period of time. In addition, we intend to continue to rebalance our aircraft portfolio through sales to maintain the appropriate mix of aviation assets by customer concentration, age and aircraft type.
Maintain a diversified and satisfied customer base
We currently lease our owned and managed aircraft to approximately 200 customers in approximately 80 countries. We monitor our lessee exposure concentrations by both customer and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of assets and service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

Joint ventures
We conduct some of our business through joint ventures. The joint venture arrangements allow us to:

•	increase the geographical and product diversity of our portfolio;

•	obtain stable servicing revenues; and

•	diversify our exposure to the economic risks related to aircraft.
Please refer to Note 26—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of our joint ventures.
Relationship with Airbus and Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2018 and our order backlog. We were also the launch customer of the Embraer E2 program, with an order for 50 E-Jets E2 aircraft. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities, including additional orders, purchasing selective new aircraft on short notice and facilitating manufacturer targets by purchasing used aircraft from airlines seeking to renew their fleets.
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
In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking and terrorism and, where permitted, including confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment or fleet aggregate limits in certain circumstances). Our lessees are also required to carry aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessees’ insurance brokers.
We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee’s policy fails to indemnify us. In addition, we carry customary insurance for our property, which is subject to customary deductibles and exclusions. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation
While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. Our lessees are subject, however, to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair.
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
Please refer to “Item 3. Key Information—Risk Factors—Risks related to our business—We are subject to various risks and requirements associated with transacting business in many countries,” “Item 3. Key Information—Risk Factors—Risks related to our business—Our ability to operate in some countries is restricted by foreign regulations and controls on investments,” “Item 3. Key Information—Risk Factors—Risks related to our business—Our aircraft are subject to various environmental regulations,” and “Item 3.Key Information—Risk Factors—Risks related to our business—Our operations are subject to various environmental regulations” for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.
Litigation
Please refer to Note 28—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
Trademarks
We have registered the “AerCap” name with the European Union Intellectual Property Office (“EUIPO”) and the United States Patent and Trademark Office (“USPTO”), as well as filed the “AerCap” trademark with the World Intellectual Property Organization International (Madrid) Registry (“WIPO”) and various local trademark authorities.
Culture and values
At AerCap, we strive to conduct our business with integrity and in an honest and responsible manner and to build and maintain long-term, mutually beneficial relationships with our customers, suppliers, shareholders, employees and other stakeholders. These values are further specified in our code of conduct and our ethics-related compliance policies, procedures, trainings and programs. Ethical behavior is strongly promoted by the management team. The Company has an excellent track record in relation to ethics and compliance. These ethical values are reflected in the Company’s long-term strategy and our way of doing business.
Sustainability and community
During 2018, the Board discussed and reviewed our approach to corporate social responsibility (“CSR”) related topics and other values that contribute to a culture focused on long-term value creation. Renewing our aircraft portfolio through the acquisition of new, modern technology aircraft while disposing of older aircraft has a positive impact on the environment, as these new technology aircraft produce significantly lower emissions than older aircraft and engines, thus helping our airline customers to reduce their environmental footprint. AerCap is committed to the efficient use of resources and the reduction of unnecessary waste. Our head office in Dublin has been certified for sustainability pertaining to such matters as building materials, energy and water use and accessibility. Our office buildings in Los Angeles and Singapore hold similar green building certifications.
AerCap participates in a number of charitable events and industry related educational schemes. We have established a CSR Steering Committee to oversee the selection of charitable themes and charity partners, and the implementation of charitable donations. A number of charitable donations involve the matching of funds raised through AerCap employee team efforts for the benefit of local community projects. The Company, along with other major aircraft leasing companies, is a sponsor of a prestigious master’s in aviation finance program at a renowned university. In addition to the sponsorship, this program involves lectures by some of our key employees and internships provided by the Company to a number of international students from the program, in line with the global nature and identity of the Company and our business.

Flight equipment
Aircraft portfolio
The following table presents our aircraft portfolio by type of aircraft as of December 31, 2018:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	318	16%	41	—	359
Airbus A320neo Family	97	14%	—	173	270
Airbus A330	73	9%	11	—	84
Airbus A350	24	10%	—	2	26
Boeing 737NG	261	19%	36	—	297
Boeing 737 MAX	5	1%	—	99	104
Boeing 767	31	—	—	—	31
Boeing 777-200ER	18	1%	4	—	22
Boeing 777-300/300ER	26	5%	2	—	28
Boeing 787	76	25%	1	40	117
Embraer E190/195-E2	1	—	—	49	50
Other	32	—	1	—	33
Total	962	100%	96	363	1,421
The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31, 2018:

	As of December 31,
Aircraft type	2018	2017	2016	2015	2014
Airbus A320 Family	16%	21%	25%	29%	31%
Airbus A320neo Family	14%	7%	2%	—	—
Airbus A330	9%	11%	14%	15%	17%
Airbus A350	10%	7%	5%	1%	—
Boeing 737NG	19%	22%	25%	28%	26%
Boeing 737 MAX	1%	—	—	—	—
Boeing 767	—	1%	1%	1%	2%
Boeing 777-200ER	1%	2%	3%	5%	6%
Boeing 777-300/300ER	5%	6%	8%	8%	9%
Boeing 787	25%	22%	16%	11%	6%
Embraer E190/195-E2/Other	—	1%	1%	2%	3%
Total	100%	100%	100%	100%	100%

During the year ended December 31, 2018, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	895	67	18	980
Aircraft purchases	76	—	—	76
Aircraft reclassified (to) from held for sale	(49)	—	49	—
Aircraft sold or designated for part-out	(32)	(2)	(60)	(94)	(a)
Aircraft reclassified to net investment in finance and sales-type leases	(6)	6	—	—
Number of owned aircraft at end of period	884	71	7	962

(a)	Includes three aircraft that were reclassified to spare inventory.
Aircraft on order
The following table details the number of aircraft on order as of December 31, 2018:

Aircraft type	2019	2020	2021	2022	2023	Total
Airbus A320neo Family	42	49	32	25	25	173
Airbus A350	2	—	—	—	—	2
Boeing 737 MAX	17	24	28	27	3	99
Boeing 787	15	4	6	6	9	40
Embraer E190/195-E2	10	13	14	12	—	49
Total	86	90	80	70	37	363
Aircraft acquisitions and dispositions
We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We acquire aircraft at attractive prices in three primary ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being offered at attractive prices or that we expect will experience an increase in demand. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak or to rebalance the composition of our portfolio.
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2018, we purchased 76 new aircraft and sold 91 aircraft from our owned portfolio.
Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease (61,000 square feet) that began in December 2015. We have an option to terminate the lease in 2031. We lease our Shannon, Ireland office facility (21,000 square feet) under three separate leases that expire in 2029 with options to terminate in 2024. We occupy space in Los Angeles, California (21,000 square feet) under a lease that expires in August 2025. We lease our Singapore office facility under two leases that expire in February 2024 (33,000 square feet). We lease an office facility in Amsterdam, The Netherlands under a lease that expires in 2019. In addition to the above facilities, we also lease small offices in New York, New York, Shanghai, China and Abu Dhabi, United Arab Emirates.

Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aircraft assets. As of December 31, 2018, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2018, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) and AerCap Global Aviation Trust (United States). See Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects
        You should read this discussion in conjunction with our audited Consolidated Financial Statements and the related notes included in this annual report. Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See “Item 3. Key Information—Risk Factors” and “Special Note About Forward Looking Statements.”
Overview
Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2018 was $1,015.6 million, as compared to $1,076.2 million for the year ended December 31, 2017. For the year ended December 31, 2018, diluted earnings per share was $6.83 and the weighted average number of diluted shares outstanding was 148,706,266. Net interest margin, or net spread, the difference between basic lease rents and interest expense, excluding the mark-to-market of interest rate caps, was $2,966.3 million for the year ended December 31, 2018. Annualized net spread less depreciation and amortization was 3.2% for the year ended December 31, 2018. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for a reconciliation of net interest margin, or net spread, annualized net spread and annualized net spread less depreciation and amortization to the most closely related U.S. GAAP measure for the years ended December 31, 2018 and 2017.
Major developments in 2018

•	AerCap executed a total of 436 aircraft transactions, including 85 widebody transactions.

•	AerCap completed record purchases of 76 new technology aircraft for approximately $5.9 billion.

•	AerCap completed sales of 91 older and mid-life owned aircraft with aggregate proceeds of approximately $2.2 billion.

•	AerCap delivered the first Airbus A350-900 aircraft to Sichuan Airlines, marking the first AerCap A350 delivery to mainland China.

•	AerCap delivered its first Embraer E190-E2 to Air Astana, the national carrier of Kazakhstan, making Air Astana the first operator of the Embraer E190-E2 in Central Asia.

•	AerCap raised approximately $6.9 billion of financing, including bank debt, revolving credit facilities and note issuances in the capital markets.

•
AerCap’s Board of Directors approved share repurchase programs for an aggregate $700 million and repurchased an aggregate of 13.9 million ordinary shares for approximately $726.6 million under share repurchase programs authorized in 2018 and 2017.

Aviation assets
During the year ended December 31, 2018, we acquired $5.9 billion of aviation assets, primarily related to the acquisition of 76 aircraft. As of December 31, 2018, we owned 962 aircraft and we managed 96 aircraft. As of December 31, 2018, we also had 363 new aircraft on order, which included 173 Airbus A320neo Family aircraft, 99 Boeing 737 MAX aircraft, 49 Embraer E-Jets E2 aircraft, 40 Boeing 787 aircraft, and two Airbus A350 aircraft. The average age of our fleet of 962 owned aircraft, weighted by net book value, was 6.3 years as of December 31, 2018.

Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Nearly all of our aircraft lease agreements provide for the periodic payment of a fixed or a floating amount of rent. Floating rents are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2018, approximately 5.6% of our basic lease rents from aircraft under operating leases was attributable to leases tied to floating interest rates. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:

•	the contracted lease rate, which is highly dependent on the age, condition and type of the leased aircraft;

•	for leases with rates tied to floating interest rates, interest rates during the term of the lease;

•	the number of aircraft currently subject to lease contracts;

•	the lessee’s performance of its lease obligations; and

•	the amount of EOL compensation payments we receive and the amount of accrued maintenance liabilities recognized as revenue during and at the end of a lease.
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
As of December 31, 2018, 943 of our 962 owned aircraft were on lease to 167 customers in 71 countries, with no lessee accounting for more than 10% of total lease revenue for the year ended December 31, 2018. As of December 31, 2018, our owned aircraft portfolio included 19 aircraft that were off-lease; 18 of these off-lease aircraft were classified as held for operating leases and one was classified as held for sale. As of March 5, 2019, 12 of the off-lease aircraft were re-leased or under commitments for re-lease, five aircraft were designated for sale or part-out, and one was under commitment for sale.
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
Our interest revenue is derived primarily from interest on unrestricted and restricted cash balances and on financial instruments we hold, such as notes receivable and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by our unrestricted or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.
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
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11—Quantitative and Qualitative Disclosures About Market Risk,” Note 11—Derivative financial instruments and Note 14—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.
Leasing expenses
Our leasing expenses consist primarily of maintenance rights asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment transaction expenses, and provision for credit losses on notes receivables, trade receivables and receivables from net investment in finance and sales-type leases.
Maintenance rights assets are recognized when we acquire aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under EOL contracts or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under MR contracts, or through a lessor contribution to the lessee.
For EOL contracts, upon lease termination, we recognize receipts of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash receipts. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.
Selling, general and administrative expenses
Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries, benefits and severance compensation, share-based compensation expense, professional and advisory costs, office facility expenses and travel expenses as summarized in Note 20—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors.

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
During 2018, our Board of Directors authorized total repurchases of up to $700.0 million of AerCap ordinary shares and we repurchased an aggregate of 13,928,287 of our ordinary shares under share repurchase programs authorized in 2018 and 2017, at an average price, including commissions, of $52.17 per ordinary share, for approximately $726.6 million.
During 2017, our Board of Directors authorized total repurchases of up to $1.1 billion of AerCap ordinary shares and we repurchased an aggregate of 23,732,835 of our ordinary shares under share repurchase programs authorized in 2017 and 2016, at an average price, including commissions, of $47.39 per ordinary share, for approximately $1.1 billion.
Sales transactions
During 2018, AerCap completed sales of older and mid-life aircraft with aggregate proceeds of approximately $2.2 billion.
During 2017, AerCap completed sales of older and mid-life aircraft with aggregate proceeds of approximately $2.4 billion.

Trends in our business
Overall global air passenger traffic, measured in revenue passenger kilometers, grew 6.5% in 2018, according to IATA. Traffic growth was 6.6% in Europe, 5.0% in North America, and 8.6% in Asia Pacific in 2018, propelled again by strong 11.7% domestic growth in China and 18.6% domestic traffic growth in India. The demand stimulus from lower airfares is expected to fade during 2019, with traffic growth forecast to slow to 6.0% in 2019, according to IATA. Although the forecasted 2019 growth is lower than in 2018, it remains above the long-term average of 5.5%.
The airline industry overall is expected to remain profitable, with IATA estimating aggregate net profits of $35.5 billion in 2019.
Passenger air traffic growth and airlines’ continued profitability have driven steady demand for commercial passenger aircraft from airlines, including demand for leased aircraft. We expect that demand for leased aircraft will remain strong as traffic growth continues to drive demand for additional aircraft.
Critical accounting policies and estimates
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, lease revenue, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our critical accounting policies and estimates are described below.
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the aircraft, which is generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value or extends the useful life of the flight equipment. The capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our flight equipment is generally 15% of estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.
We periodically review the estimated useful lives and residual values of our flight equipment based on our industry knowledge, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an aircraft-by-aircraft basis, as necessary.
Impairment charges
On a quarterly basis, we perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable, including when events or changes in circumstances indicate that it is more likely than not that an aircraft will be sold or parted-out a significant amount of time before the end of its previously estimated useful life. Due to the significant uncertainties associated with potential sales transactions, management uses its judgment to evaluate whether a sale or other disposal is more likely than not. The factors that management considers in its assessment include (i) the progress of the potential sales transactions through a review and evaluation of the sales related documents and other communications, including, but not limited to, letters of intent or sales agreements that have been negotiated or executed; (ii) our general or specific fleet strategies and other business needs and how those requirements bear on the likelihood of sale or other disposal; and (iii) the evaluation of potential execution risks, including the source of potential purchaser funding and other execution risks.

On an annual basis, we perform impairment assessments for all of our aircraft held for operating leases that are five years of age or older. The recoverability assessment includes a review of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft including maintenance rights assets, lease incentives, lease premium and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its estimated fair value.
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
The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might trigger impairments. As of December 31, 2018, we owned 884 aircraft held for operating leases, of which 177 aircraft were 15 years of age or older. As of December 31, 2018, the aggregate Asset Group for the 177 aircraft was $1.9 billion, which represented approximately 6% of our total flight equipment and lease-related assets and liabilities. The undiscounted future cash flows of these 177 aircraft were estimated at $3.5 billion, which was 82% in excess of the aggregate carrying value. As of December 31, 2018, all of these aircraft passed the recoverability test, with undiscounted cash flows exceeding the carrying value of the Asset Group by between 0% and over 1,200%. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2018, the aggregate Asset Group for two aircraft for which the cash flows did not substantially exceed our 10% threshold was $41 million, which represented less than 1% of our total flight equipment held for operating leases and lease-related assets and liabilities. The two aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2018, and as such no impairment was recognized.
Guarantees
We have potential obligations under guarantee contracts that we have entered into with third parties. See Note 28—Commitments and contingencies. We initially recognize guarantees at fair value. Subsequently, if it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The loss estimate is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.
Revenues and other income
We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The difference between rental revenue recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities. We cease revenue recognition on a lease contract when the collectability of rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held which have been recognized as revenue, we establish provisions on the basis of management’s assessment of collectability. Such provisions are recorded in leasing expenses.
Revenue from net investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in lease revenue. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment at expiration of the lease.
Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received sufficient maintenance rents to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipts of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash receipts.
When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights asset balance and is included in net gain on sale of assets.
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
Recent accounting standards adopted during the year ended December 31, 2018
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017

	Year Ended December 31,
	2018	2017
	(U.S. Dollars in thousands)
Revenues and other income
Basic lease rents	$4,145,552	$4,194,224
Maintenance rents and other receipts	391,541	519,578
Net gain on sale of assets	201,323	229,093
Other income	61,564	94,598
Total Revenues and other income	4,799,980	5,037,493
Expenses
Depreciation and amortization	1,679,074	1,727,296
Asset impairment	44,186	61,286
Interest expense	1,174,074	1,112,391
Leasing expenses	446,487	537,752
Restructuring related expenses	—	14,605
Selling, general and administrative expenses	305,226	348,291
Total Expenses	3,649,047	3,801,621
Income before income taxes and income of investments accounted for under the equity method	1,150,933	1,235,872
Provision for income taxes	(144,079)	(164,718)
Equity in net earnings of investments accounted for under the equity method	10,643	9,199
Net income	$1,017,497	$1,080,353
Net income attributable to non-controlling interest	(1,865)	(4,202)
Net income attributable to AerCap Holdings N.V.	$1,015,632	$1,076,151

Diluted earnings per share	$6.83	$6.43
Basic lease rents.    Basic lease rents decreased by $48.6 million, or 1%, to $4,145.6 million during the year ended December 31, 2018 from $4,194.2 million during the year ended December 31, 2017. The decrease in basic lease rents was attributable to:

•
the sale of 190 aircraft between January 1, 2017 and December 31, 2018 with an aggregate net book value of $3.6 billion on their sale dates, resulting in a decrease in basic lease rents of $369.4 million; and

•
a decrease in basic lease rents of $228.4 million primarily due to re-leases and extensions at lower rates and, to a lesser extent, the conversion of operating leases to finance leases. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents recognized as revenue during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•
the acquisition of 134 aircraft between January 1, 2017 and December 31, 2018, with an aggregate net book value of $11.1 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $549.2 million.

Maintenance rents and other receipts.    Maintenance rents and other receipts decreased by $128.1 million, or 25%, to $391.5 million during the year ended December 31, 2018 from $519.6 million during the year ended December 31, 2017. The decrease in maintenance rents and other receipts was attributable to:

•
a decrease of $85.1 million in regular maintenance rents, primarily due to lower EOL and other compensation received during the year ended December 31, 2018 as compared to the year ended December 31, 2017; and

•	a decrease of $43.0 million in maintenance revenue and other receipts from early lease terminations during the year ended December 31, 2018 as compared to the year ended December 31, 2017.
Net gain on sale of assets.    Net gain on sale of assets decreased by $27.8 million, or 12%, to $201.3 million during the year ended December 31, 2018 from $229.1 million during the year ended December 31, 2017. The decrease was primarily due to the volume and composition of asset sales. During the year ended December 31, 2018, we sold 91 aircraft and during the year ended December 31, 2017, we sold 99 aircraft.
Other income.    Other income decreased by $33.0 million, or 35%, to $61.6 million during the year ended December 31, 2018 from $94.6 million during the year ended December 31, 2017. During the year ended December 31, 2017, other income included contractual payments related to a lease termination agreement. Please refer to Note 21—Other income to our Consolidated Financial Statements included in this annual report for a detailed description of other income.
Depreciation and amortization.    Depreciation and amortization decreased by $48.2 million, or 3%, to $1,679.1 million during the year ended December 31, 2018 from $1,727.3 million during the year ended December 31, 2017. The decrease was primarily due to aircraft sales, partially offset by aircraft purchases.
Asset impairment.    We recognized aggregate impairment charges of $44.2 million during the year ended December 31, 2018 compared to $61.3 million during the year ended December 31, 2017. These impairments, which related to sales transactions and lease terminations, were more than offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense.    Interest expense increased by $61.7 million, or 6%, to $1,174.1 million during the year ended December 31, 2018 from $1,112.4 million during the year ended December 31, 2017. The increase in interest expense was primarily attributable to:

•
an increase in the average cost of debt to 4.1% for the year ended December 31, 2018 as compared to 3.9% for the year ended December 31, 2017. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps. The increase in the average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term notes assumed as part of the ILFC Transaction, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt. The increase in the average cost of debt resulted in a $44.4 million increase in interest expense; and

•
an increase in the average outstanding debt balance by $1.0 billion to $28.9 billion during the year ended December 31, 2018 from $27.9 billion during the year ended December 31, 2017, resulting in a $36.7 million increase in interest expense, partially offset by

•
a $19.4 million decrease in interest expense attributable to an increase in mark-to-market gains on derivatives. For the year ended December 31, 2018, we recognized a gain of $5.2 million related to mark-to-market movements on derivative contracts compared to a corresponding loss of $14.2 million recognized during the year ended December 31, 2017.

Leasing expenses.    Leasing expenses decreased by $91.3 million, or 17%, to $446.5 million during the year ended December 31, 2018 from $537.8 million during the year ended December 31, 2017. The decrease was primarily due to $190.0 million of lower maintenance rights asset amortization, partially offset by $98.2 million of higher expenses primarily related to lease terminations, and $0.5 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses.
Selling, general and administrative expenses.    Selling, general and administrative expenses decreased by $43.1 million, or 12%, to $305.2 million during the year ended December 31, 2018 from $348.3 million during the year ended December 31, 2017. The decrease was primarily due to lower share-based compensation and other compensation-related expenses.

Provision for income taxes.    Provision for income taxes decreased by $20.6 million, or 13%, to $144.1 million during the year ended December 31, 2018 from $164.7 million during the year ended December 31, 2017. The effective tax rate was 12.5% for the year ended December 31, 2018 as compared to 13.3% for the year ended December 31, 2017. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. The effective tax rate in 2017 reflects our reassessment of deferred tax assets and liabilities, including as a result of recent U.S. tax reform legislation. Please refer to Note 15—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Diluted earnings per share.    Diluted earnings per share increased by $0.40, or 6%, to $6.83 during the year ended December 31, 2018 from $6.43 during the year ended December 31, 2017. The increase in diluted earnings per share was primarily driven by the repurchase of 37.7 million shares during 2017 and 2018.

Results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2016

	Year Ended December 31,
	2017	2016
	(U.S. Dollars in thousands)
Revenues and other income
Basic lease rents	$4,194,224	$4,395,318
Maintenance rents and other receipts	519,578	472,305
Net gain on sale of assets	229,093	138,522
Other income	94,598	145,986
Total Revenues and other income	5,037,493	5,152,131
Expenses
Depreciation and amortization	1,727,296	1,791,336
Asset impairment	61,286	81,607
Interest expense	1,112,391	1,091,861
Leasing expenses	537,752	582,530
Restructuring related expenses	14,605	53,389
Selling, general and administrative expenses	348,291	351,012
Total Expenses	3,801,621	3,951,735
Income before income taxes and income of investments accounted for under the equity method	1,235,872	1,200,396
Provision for income taxes	(164,718)	(173,496)
Equity in net earnings of investments accounted for under the equity method	9,199	12,616
Net income	$1,080,353	$1,039,516
Net (income) loss attributable to non-controlling interest	(4,202)	7,114
Net income attributable to AerCap Holdings N.V.	$1,076,151	$1,046,630

Diluted earnings per share	$6.43	$5.52
Basic lease rents.    Basic lease rents decreased by $201.1 million, or 5%, to $4,194.2 million during the year ended December 31, 2017 from $4,395.3 million during the year ended December 31, 2016. The decrease in basic lease rents was attributable to:

•
the sale of 222 aircraft between January 1, 2016 and December 31, 2017 with an aggregate net book value of $3.8 billion on their sale dates, resulting in a decrease in basic lease rents of $338.6 million; and

•
a decrease in basic lease rents of $263.1 million primarily due to re-leases and extensions at lower rates and, to a lesser extent, the conversion of operating leases to finance leases. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents recognized as revenue during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•
the acquisition of 95 aircraft between January 1, 2016 and December 31, 2017, with an aggregate net book value of $9.1 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $400.6 million.

Maintenance rents and other receipts.    Maintenance rents and other receipts increased by $47.3 million, or 10%, to $519.6 million during the year ended December 31, 2017 from $472.3 million during the year ended December 31, 2016. The increase in maintenance rents and other receipts was attributable to:

•
an increase of $31.2 million in regular maintenance rents, primarily due to higher EOL compensation received during the year ended December 31, 2017 as compared to the year ended December 31, 2016; and

•	an increase of $16.1 million in maintenance revenue and other receipts from early lease terminations during the year ended December 31, 2017 as compared to the year ended December 31, 2016.
Net gain on sale of assets.    Net gain on sale of assets increased by $90.6 million, or 65%, to $229.1 million during the year ended December 31, 2017 from $138.5 million during the year ended December 31, 2016. The increase was primarily due to the composition of asset sales. During the year ended December 31, 2017, we sold 99 aircraft and during the year ended December 31, 2016, we sold 124 aircraft.
Other income.    Other income decreased by $51.4 million, or 35%, to $94.6 million during the year ended December 31, 2017 from $146.0 million during the year ended December 31, 2016. During the year ended December 31, 2017, we recognized lower income from lease terminations and during the year ended December 31, 2016, we recognized non-recurring income from net insurance proceeds and a gain related to the prepayment of a note receivable earlier than expected, partially offset by an expense related to a lower of cost or market adjustment of AeroTurbine’s parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 21—Other income to our Consolidated Financial Statements included in this annual report for a detailed description of other income.
Depreciation and amortization.    Depreciation and amortization decreased by $64.0 million, or 4%, to $1,727.3 million during the year ended December 31, 2017 from $1,791.3 million during the year ended December 31, 2016. The decrease was primarily due to aircraft sales, partially offset by aircraft purchases.
Asset impairment.    We recognized aggregate impairment charges of $61.3 million during the year ended December 31, 2017 compared to $81.6 million during the year ended December 31, 2016. These impairments, which related to sales transactions and lease terminations, were more than offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense.    Interest expense increased by $20.5 million, or 2%, to $1,112.4 million during the year ended December 31, 2017 from $1,091.9 million during the year ended December 31, 2016. The increase in interest expense was primarily attributable to:

•
an increase in the average cost of debt to 3.9% for the year ended December 31, 2017 as compared to 3.7% for the year ended December 31, 2016. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps. The increase in the average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term notes assumed as part of the ILFC Transaction, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt. The increase in the average cost of debt resulted in a $53.3 million increase in interest expense; and

•
a $12.6 million increase in non-cash mark-to-market losses on derivative contracts to $14.2 million recognized during the year ended December 31, 2017 from $1.6 million recognized during the year ended December 31, 2016, partially offset by

•
a decrease in the average outstanding debt balance by $1.2 billion to $27.9 billion during the year ended December 31, 2017 from $29.1 billion during the year ended December 31, 2016, resulting in a $45.4 million decrease in interest expense.

Leasing expenses.    Leasing expenses decreased by $44.8 million, or 8%, to $537.8 million during the year ended December 31, 2017 from $582.5 million during the year ended December 31, 2016. The decrease was primarily due to $33.8 million of lower maintenance rights asset amortization and $19.9 million of lower aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $8.9 million of higher expenses related to lease terminations.
Restructuring related expenses.    Restructuring related expenses decreased by $38.8 million, or 73%, to $14.6 million during the year ended December 31, 2017 from $53.4 million during the year ended December 31, 2016. The restructuring related expenses were related to the AeroTurbine downsizing. Please refer to Note 24—AeroTurbine restructuring to our Consolidated Financial Statements included in this annual report for further details on the AeroTurbine restructuring.

Provision for income taxes.    Provision for income taxes decreased by $8.8 million, or 5%, to $164.7 million during the year ended December 31, 2017 from $173.5 million during the year ended December 31, 2016. The effective tax rate was 13.3% for the year ended December 31, 2017 as compared to 14.5% for the year ended December 31, 2016. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. The effective tax rate in 2017 reflects our reassessment of deferred tax assets and liabilities, including as a result of recent U.S. tax reform legislation. The higher effective tax rate in 2016 included a valuation allowance related to the AeroTurbine losses. Please refer to Note 15—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Diluted earnings per share.   Diluted earnings per share increased by $0.91, or 16%, to $6.43 during the year ended December 31, 2017 from $5.52 during the year ended December 31, 2016. The increase in diluted earnings per share was primarily driven by the repurchase of 48.7 million shares during 2016 and 2017.

Liquidity and capital resources
The following table presents our consolidated cash flows for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(U.S. Dollars in millions)
Net cash provided by operating activities	$2,840.4	$3,140.2
Net cash used in investing activities	(4,052.6)	(3,392.1)
Net cash provided by (used in) financing activities	600.4	(87.6)
Cash flows provided by operating activities.    During the year ended December 31, 2018, our cash provided by operating activities of $2,840.4 million was the result of net income of $1,017.5 million, non-cash and other adjustments to net income of $1,818.1 million and the net change in operating assets and liabilities of $4.8 million. During the year ended December 31, 2017, our cash provided by operating activities of $3,140.2 million was the result of net income of $1,080.4 million, non-cash and other adjustments to net income of $1,995.1 million and the net change in operating assets and liabilities of $64.7 million.
Cash flows used in investing activities.    During the year ended December 31, 2018, our cash used in investing activities of $4,052.6 million primarily consisted of cash used for the purchase of aircraft of $5,969.9 million, partially offset by cash provided by asset sale proceeds of $1,822.6 million and collections of finance and sales-type leases of $94.7 million. During the year ended December 31, 2017, our cash used in investing activities of $3,392.1 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $5,263.3 million, partially offset by cash provided by asset sale proceeds of $1,779.3 million and collections of finance and sales-type leases of $91.9 million.
Cash flows provided by (used in) financing activities.    During the year ended December 31, 2018, our cash provided by financing activities of $600.4 million primarily consisted of cash provided by new financing proceeds, net of debt repayments and debt issuance costs of $1,171.5 million and net receipts of maintenance and security deposits of $271.7 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $834.4 million and cash used for the payment of dividends to our non-controlling interest holders of $8.4 million. During the year ended December 31, 2017, our cash used in financing activities of $87.6 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $1,138.8 million, and cash used for the payment of dividends to our non-controlling interest holders of $0.3 million, partially offset by cash provided by new financing proceeds, net of debt repayments and debt issuance costs of $819.6 million and cash provided by net receipts of maintenance and security deposits of $231.9 million.
Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of December 31, 2018, we had 363 new aircraft on order, including 173 Airbus A320neo Family aircraft, 99 Boeing 737 MAX aircraft, 49 Embraer E-Jets E2 aircraft, 40 Boeing 787 aircraft, and two Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
As of December 31, 2018, our existing sources of liquidity of $13.2 billion, including estimated operating cash flows of $3.2 billion, were sufficient to operate our business and cover at least 1.4x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.
As of December 31, 2018, our cash balance was $1.4 billion, including unrestricted cash of $1.2 billion, and we had approximately $8.1 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of December 31, 2018, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $10.0 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $13.2 billion. As of December 31, 2018, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $175.1 million and debt issuance costs and debt discounts of $160.6 million, totaled $29.5 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
In order to satisfy our contractual purchase obligations, we expect to source new debt finance through access to capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.
During the year ended December 31, 2018, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps, was 4.1%. As of December 31, 2018, our adjusted debt to equity ratio was 2.86 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2018 and 2017.
Please refer to Note 14—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
AerCap Holdings N.V. is incorporated in the Netherlands and headquartered in Ireland, and is not directly engaged in business within, nor has a permanent establishment in, the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings.
While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2018, $120.0 million out of $1,204.0 million of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in “Item 10. Additional Information—Taxation—Withholding tax” and “Item 3. Key Information—Risk Factors—Risks related to our organization and structure—If our subsidiaries do not make distributions to us we will not be able to pay dividends.”
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
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2018:

	2019	2020	2021	2022	2023	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$3,099.9	$2,650.0	$2,850.0	$4,260.0	$1,200.0	$2,950.0	$17,009.9
Secured debt facilities	1,008.8	1,358.2	933.4	2,986.2	2,215.0	2,433.4	10,935.0
Subordinated debt facilities	—	—	—	—	—	1,548.2	1,548.2
Estimated interest payments (a)	1,255.9	1,131.5	882.5	697.0	397.4	3,288.7	7,653.0
Purchase obligations (b)	5,480.4	4,806.4	3,942.5	2,529.1	1,704.9	—	18,463.3
Operating leases (c)	9.2	9.3	9.2	9.3	9.3	35.2	81.5
Total	$10,854.2	$9,955.4	$8,617.6	$10,481.6	$5,526.6	$10,255.5	$55,690.9

(a)	Estimated interest payments for floating rate debt are based on rates as of December 31, 2018. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)
Includes commitments to purchase 354 aircraft and nine purchase and leaseback transactions. See Note 28—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.

(c)	Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Please refer to Note 26—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$8,828.0	$8,579.7

Ordinary shares issued	151,847,345	167,847,345
Treasury shares	(9,172,681)	(14,855,244)
Ordinary shares outstanding	142,674,664	152,992,101
Shares of unvested restricted stock	(2,429,442)	(3,007,752)
Ordinary shares outstanding, excluding shares of unvested restricted stock	140,245,222	149,984,349

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$62.95	$57.20
Book value per share increased 10% between December 31, 2017 and December 31, 2018.
Non-GAAP measures
The following are definitions of non-GAAP measures used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures.
Net interest margin, or net spread, annualized net spread and annualized net spread less depreciation and amortization
Net interest margin, or net spread, is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net spread, annualized net spread and annualized net spread less depreciation and amortization for the years ended December 31, 2018 and 2017:

	Year Ended December 31,		Percentage Difference
	2018	2017
	(U.S. Dollars in millions)
Basic lease rents	$4,145.6	$4,194.2	(1)%
Interest expense	1,174.1	1,112.4	6%
Adjusted for:
Mark-to-market of interest rate caps	5.2	(14.2)	NA
Interest expense excluding mark-to-market on interest rate caps	1,179.3	1,098.2	7%
Net interest margin, or net spread	$2,966.3	$3,096.0	(4)%

Average lease assets	$35,369	$34,228	3%

Annualized net spread	8.4%	9.0%

Annualized net spread less depreciation and amortization	3.2%	3.0%

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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$29,507.6	$28,420.7
Adjusted for:
Cash and cash equivalents	(1,204.0)	(1,659.7)
50% credit for long-term subordinated debt	(750.0)	(750.0)
Adjusted debt	$27,553.6	$26,011.0

Equity	$8,880.6	$8,638.8
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0
Adjusted equity	$9,630.6	$9,388.8

Adjusted debt/equity ratio	2.86 to 1	2.77 to 1

Item 6.	Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Pieter Korteweg	77	Non-Executive Chairman of the Board of Directors	September 2006	2020 AGM
Aengus Kelly	45	Executive Director and Chief Executive Officer	May 2011	2023 AGM
Salem Al Noaimi	43	Non-Executive Director	May 2011	2020 AGM
Homaid Al Shimmari	51	Non-Executive Director	May 2011	2020 AGM
Julian (Brad) Branch	64	Non-Executive Director	April 2018	2022 AGM
Paul Dacier	61	Non-Executive Director and Vice Chairman	May 2010	2020 AGM
Richard (Michael) Gradon	59	Non-Executive Director	May 2010	2020 AGM
James (Jim) Lawrence	66	Non-Executive Director	May 2017	2021 AGM
Michael Walsh	52	Non-Executive Director	May 2017	2021 AGM
Robert (Bob) Warden	46	Non-Executive Director	July 2006	2020 AGM
Officers
Marnix den Heijer	46	Company Secretary and Chief Compliance Officer
Peter Juhas	47	Chief Financial Officer
Philip Scruggs	54	President and Chief Commercial Officer
Peter Anderson	43	Head of Asia Pacific & EMEA
Brian Canniffe	46	Group Treasurer
Vincent Drouillard	43	General Counsel
Anton Joiner	48	Chief Risk Officer
Tom Kelly	55	Chief Executive Officer, AerCap Ireland Limited
Jorg Koletzki	51	Chief Information Officer
Bart Ligthart	37	Head of Trading and Portfolio Management
Theresa Murray	51	Head of Human Resources
Martin Olson	56	Head of OEM Relations
Joe Venuto	59	Chief Technical Officer

(a)	The term for each director ends at the Annual General Meeting of Shareholders (“AGM”) typically held in April or May of each year.
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
Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of AerCap on May 18, 2011. Previously he served as Chief Executive Officer of AerCap’s U.S. operations from January 2008 to May 2011. Mr. Kelly served as AerCap’s Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with GPA in 1998 and continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting from University College, Dublin.

Salem Al Noaimi.    Mr. Al Noaimi has been a Director of AerCap since May 18, 2011. Mr. Al Noaimi is also the Chairman of Waha Capital, and he previously served as Waha’s CEO. He holds Board positions with a number of public and private entities, including Chairman of Abu Dhabi Healthcare Services (SEHA), and Board member of Al Dhafra Insurance Company and National Energy Services Reunited Corporation. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. Mr. Al Noaimi is an UAE national with a degree in Finance and International Business from Northeastern University in Boston.
Homaid Al Shimmari.    Mr. Al Shimmari has been a Director of AerCap since May 18, 2011. Mr. Al Shimmari is also the Deputy Group CEO and Chief Corporate & Human Capital Officer at Mubadala Investment Company and member of its Investment Committee. He holds prominent roles with key aerospace, information communications technology and defense companies and organizations, including Chairman of Maximus Air Cargo and Abu Dhabi Autonomous Systems Investment (ADASI), and Board member of Abu Dhabi Aviation, Royal Jet and Abu Dhabi Marine Operations. Mr. Al Shimmari is also a member of the Board of Trustees of the UAE University and the Khalifa University of Science, Technology and Research, and a member of the Scholarship Committee at Abu Dhabi Education Council (ADEC). Before joining Mubadala, Mr. Al Shimmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shimmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in Six Sigma from General Electric, a highly disciplined leadership program.
Julian (Brad) Branch. Mr. Branch has been a Director of AerCap since April 25, 2018. Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the CEO and was a member of Board of Deloitte Northwest Europe LP (a professional partnership comprising Deloitte’s practices in U.K., Ireland, Netherlands, Belgium, Denmark, Norway, Sweden, Iceland, and Finland) and an advisor to Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979, and was a general partner of Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years.  His industry focus for the last decade has been as a leader in Deloitte’s air transportation professional practice working with large global airlines. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade, including Regional Managing Director, Global Industry Practice Director and, within the U.S., National Managing Partner for Partner Matters. Mr. Branch vigorously supports the community through not-for-profit Board service, such as the Advisory Board of Emory University School of Ethics, and including service on multiple Audit Committees. Mr. Branch received a BA and MBA from the University of North Carolina.
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
Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of Exclusive Hotels, and is on the Board of Directors of The All England Lawn Tennis Ground PLC, The All England Lawn Tennis Club and The Wimbledon Championships. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (P&O) where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O’s property division. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.

James (Jim) Lawrence. Mr. Lawrence has been a Director of AerCap since May 5, 2017. He is currently Chairman of Great North Star LLC, a private investment firm. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever NV and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for nine years. Prior to General Mills, Mr. Lawrence was Executive Vice President and Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as CEO of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that he was a Partner of Bain and Company having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence is currently a Non-Executive Director of Avnet Inc. and Smurfit Kappa Group. His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of IAG (International Consolidated Airlines Group), Continental Airlines, TWA, Mesaba and British Airways. Since 1990, Mr. Lawrence has served on 16 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an M.B.A. with distinction from Harvard Business School.
Michael Walsh.   Mr. Walsh has been a Director of AerCap since May 5, 2017. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over 25 years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gais Eireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland.
Robert (Bob)Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. He is also currently Co-Head of Private Equity and Senior Managing Director at Cerberus Capital Management, L.P., which he rejoined in October 2018 after previously working at Cerberus from 2003 to 2012. Mr. Warden has worked in the private equity industry for over 20 years. He was formerly a partner at Pamplona Capital Management from 2012 to 2018, and had previously worked in private equity at J.H. Whitney, Cornerstone Equity Investors and Donaldson, Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.
Officers
Marnix den Heijer. Mr. Den Heijer was appointed Company Secretary in 2008 and subsequently also took on the role of Chief Compliance Officer. He served as Head of Internal Audit from 2006 to April 2017, and as Head of Contracts Management from 2002 to 2005. He joined the contracts management department in 2000. Prior to joining AerCap, Mr. Den Heijer practiced international trade and transportation law at a Netherlands based law firm. Mr. Den Heijer holds a Master degree in law from Leiden University and a Master degree in law from University College, London.
Peter Juhas.    Mr. Juhas was appointed Chief Financial Officer of AerCap in April 2017, following his appointment as Deputy Chief Financial Officer in September 2015. Prior to joining AerCap, Mr. Juhas was Global Head of Strategic Planning at AIG, where he led the development of the company’s strategic and capital plans, as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was a Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.
Philip Scruggs.    Mr. Scruggs assumed the position of President and Chief Commercial Officer of AerCap in May 2014, previously serving in the role of Executive Vice President and Chief Marketing Officer at ILFC, where he had a 20-year career. Mr. Scruggs oversees AerCap’s worldwide leasing business, including the marketing, pricing, credit, and commercial execution. Prior to joining ILFC, Mr. Scruggs was an attorney at the Los Angeles-based law firm Paul, Hastings, Janofsky and Walker, where he specialized in leasing and asset-based finance. Mr. Scruggs received his B.A. from the University of California, Berkeley, and his J.D. from The George Washington University. Mr. Scruggs is an instrument rated private pilot.

Peter Anderson.    Mr. Anderson assumed the position of Head of Asia Pacific in May 2014 following the acquisition of ILFC by AerCap. In December 2018, he took on additional responsibility for EMEA. In his role Mr. Anderson is responsible for AerCap’s leasing activities across APAC and EMEA. Prior to joining AerCap he worked in the leasing team at ILFC where he set up ILFC’s Asia Pacific office in 2012. Mr. Anderson worked in the leasing team at Hong Kong Aviation Capital and prior to that at Allco Finance Group in both Sydney and London, specializing in aircraft leasing and structured finance. Mr. Anderson earned his Master of Applied Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.
Brian Canniffe.    Mr. Canniffe was appointed Group Treasurer of AerCap in January 2018, previously serving as Head of Investor Relations since joining the Company in October 2016. He has over 20 years’ experience in banking, lending and the capital markets. Prior to joining AerCap, Mr. Canniffe served as Managing Director and Head of Global Markets Financing for Bank of America Merrill Lynch in Hong Kong and Tokyo, where he led a division that was responsible for providing secured financing, trading, clearing, reporting and various treasury functions in the Asia Pacific region. In addition, he held roles within the financing divisions at Nomura Securities and Bankers Trust International.
Vincent Drouillard.    Mr. Drouillard was appointed General Counsel on June 1, 2018. He previously served in the role of Head of Legal Leasing at AerCap, a position he held from 2015 to 2018. He joined ILFC in 2004 and last served as Head of Legal EMEA, prior to the acquisition of ILFC by AerCap. Before joining ILFC, Mr. Drouillard practiced law at the law firm Gibson, Dunn & Crutcher. He received law degrees from King’s College London, the University of Paris I Panthéon-Sorbonne and the University of Paris X Nanterre. Mr. Drouillard is a member of the New York State Bar and the State Bar of California.
Anton Joiner.    Mr. Joiner was appointed Chief Risk Officer in 2011 with responsibility for portfolio risk management, workouts, repossessions and debtor management. He joined AerCap in 2001 and held a variety of positions. Prior to joining AerCap, Mr. Joiner held positions with Scotia Capital, Commercial Aviation Group and Hunting Cargo Airlines. He has a Master’s degree in Air Transport Management from Cranfield College of Aeronautics.
Tom Kelly.    Mr. Kelly was appointed Chief Executive Officer of AerCap Ireland in 2010. Mr. Kelly previously served as Chief Financial Officer of AerCap’s Irish operations and has a substantial aircraft leasing and financial services background. Previously, Mr. Kelly spent ten years with GECAS where his last roles were as Chief Financial Officer and director of GE Capital Aviation Services (GECAS) Limited, GECAS’s Irish operation. Mr. Kelly also served as global controller for GECAS in his role as Senior Vice President & Controller. Prior to joining GECAS in 1997, Mr. Kelly spent over eight years with KPMG in their London office, as Senior Manager in their financial services practice. Mr. Kelly is a Chartered Accountant and holds a Bachelor of Commerce degree from University College, Dublin.
Jorg Koletzki.    Mr. Koletzki was appointed Chief Information Officer of AerCap in September 2015. He has significant experience in managing complex system implementations on a global scale, transforming IT functions and running high quality teams. His experience extends to working within large multinational companies including IBM, Volkswagen, National Grid and E.ON.
Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in 2018. Mr. Ligthart has 11 years’ experience in aircraft trading and portfolio management in both wide and narrow body aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.
Theresa Murray.    Ms. Murray was appointed Head of Human Resources in October 2016. She has over 25 years’ experience across all HR disciplines. Prior to joining AerCap she held the position of International HR Director at Nuance Communications. Throughout her career she has held a variety of HR and management roles including senior positions at Telefonica and Lucent Technologies.
Martin Olson.    Mr. Olson assumed the position of Head of OEM Relations following the acquisition of ILFC by AerCap. He previously served in the role of Senior Vice President at ILFC. Mr. Olson heads AerCap’s OEM Relations Department, responsible for purchasing new aircraft and engines. He joined ILFC in 1995 after ten years with McDonnell Douglas Aircraft Corporation. Mr. Olson is a graduate of California State University, Fullerton. He holds a Master’s degree in Business Administration from the University of Southern California.
Joe Venuto.    Mr. Venuto was appointed Chief Technical Officer of AerCap in February 2012. He previously served in the role of Senior Vice President Operations for the Americas at AerCap for four years. From 2004 to 2008, he held the role of Senior Vice President Operations at AeroTurbine, responsible for all technical issues. Prior to joining AeroTurbine, Mr. Venuto held the role of Senior Director Maintenance at several airlines including Trump Shuttle, Laker Airways and Amerijet International. He has over 30 years’ experience in the aviation industry and he commenced his aviation career as an Airplane and Powerplant technician for Eastern Airlines. Mr. Venuto is a graduate of the College of Aeronautics and a licensed FAA Airframe and Powerplant Technician.

Compensation
Compensation of non-executive directors
We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors and €115,000 for the Vice Chairman) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone.
In addition, our non-executive directors receive an annual equity award as provided for in AerCap’s remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. As of December 31, 2018, our non-executive directors held 40,315 restricted stock units and options to acquire a total of 9,682 AerCap ordinary shares (our non-executive directors did not hold any shares of restricted stock as of December 31, 2018); these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.
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
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject the executive director’s incentive compensation to clawback provisions under Dutch law

As of December 31, 2018 our Group Executive Committee members were Aengus Kelly, Marnix den Heijer, Peter Juhas and Philip Scruggs. During the year ended December 31, 2018, we paid an aggregate of approximately $10.5 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including approximately $0.5 million as part of their retirement and pension plans.
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
The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon recommendation of the Nomination and Compensation Committee) based on the Company’s performance relative to the U.S. GAAP EPS budget for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company’s U.S. GAAP EPS budget and target bonus levels are determined before the beginning of the relevant year. The actual annual bonus amounts and the actual annual stock bonuses are determined and paid or granted, as the case may be, after the end of the relevant year. As a matter of policy, actual bonus amounts will be below target level in years that the EPS target is not met, unless specific circumstances require otherwise which, if any, will be disclosed in this annual report. The annual stock bonuses vest after three years or, if earlier, at the end of the officer’s employment term.
Our long-term equity incentive program is designed to retain our most talented and successful officers and to incentivize continued superior performance, in accordance with the Company’s long-term objectives, for the benefit of our shareholders and other stakeholders. The majority of the long-term equity awards have vesting periods ranging between three years and five years, and the vesting of 66.67% of each award is conditional upon the achievement of the Company’s U.S. GAAP EPS budget over the multi-year vesting period, as determined by the Board of Directors at the beginning of the vesting period (33.33% of each award is subject to time-based vesting). The awards will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining performance-based shares being forfeited. None of the performance-based shares will vest if 84.5% or less of the EPS target is met, which indicates the stringency of the program. A portion of the performance-based shares will vest, as specified in the award agreements, if between 84.5% and 100% of the EPS target is met, and all performance-based shares will vest if the EPS target is met or exceeded. In the event of a change of control of the Company, the shares will immediately vest. We believe that the design of our long-term equity incentive program promotes and encourages continued superior performance over a prolonged period of time in support of achieving the objectives of long-term value creation and appropriate risk-taking.
Severance payments are part of the employment agreements with some of our Group Executive Committee members. The amount of the pre-agreed severance is based upon calculations in accordance with their respective age and years of service.
The Company is subject to the Netherlands’ Clawback of Bonuses Act. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2018, we did not have any directors other than the executive director who were in charge of day-to-day management.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and stock options, to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
The table below indicates the equity awards the Company granted to our Group Executive Committee members, and their equity awards that vested in 2018:

	2018 Granted		2018 Vested
Aengus Kelly (CEO)	1,281,502	(a)	1,074,078	(b)
Marnix den Heijer (Company Secretary & Chief Compliance Officer)	4,794	(c)	—
Peter Juhas (CFO)	136,462	(d)	—
Philip Scruggs (President & Chief Commercial Officer)	6,847	(e)	677,998	(f) (g)

(a)	Grant of 1,626,906 shares of restricted stock, of which 345,404 were withheld to pay taxes incurred by Mr. Kelly in connection with the grant.

(b)	Vesting of shares of restricted stock.

(c)	Grant of 7,222 shares of restricted stock, of which 2,428 were withheld to pay taxes incurred by Mr. Den Heijer in connection with the grant.

(d)	Grant of 225,000 shares of restricted stock, of which 88,538 were withheld to pay taxes incurred by Mr. Juhas in connection with the grant.

(e)	Grant of restricted stock units; payroll tax will be withheld and deducted from the shares to be delivered at vesting.

(f)	Vesting of 10,681 restricted stock units of which 3,952 were withheld to pay taxes incurred by Mr. Scruggs in connection with the vesting.

(g)
Vesting of 667,317 shares of restricted stock. Mr. Scruggs sold 227,201 shares to the Company at fair value on the date of sale and used the proceeds to pay his income taxes in connection with the vesting. Please refer to Note 27—Related party transactions.

The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2018 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock and restricted stock units, as specified in the paragraph below regarding share ownership.

	2019	2020	2021	2022	2023
Aengus Kelly (CEO)	571,455	—	18,345	842,105	421,052
Marnix den Heijer (Company Secretary & Chief Compliance Officer)	12,452	4,794	—	—	—
Peter Juhas (CFO)	238,627	—	—	136,462	—
Philip Scruggs (President & Chief Commercial Officer)	—	326,847	—	—	—
We require our Group Executive Committee members to own Company ordinary shares having a value equal to at least five times their annual base salary (ten times in the case of the Chief Executive Officer), in order to further align their interests with the long-term interests of our shareholders. This threshold amount includes ordinary shares owned outright, vested stock-based equity awards, time-based restricted stock and time-based restricted stock units, whether or not vested, and any stock-based equity that the executive has elected to defer. New Group Executive Committee members have a five year grace period to meet this threshold. In addition, each Group Executive Committee member is required to hold, post vesting, 25% of the net shares (50% for our Chief Executive Officer) (after satisfaction of any exercise price or tax withholding obligations), delivered to him or her pursuant to Company equity awards since January 1, 2007, for so long as such member remains employed by the Company (or, if earlier, until such member reaches 65 years of age). Sales of Company ordinary shares are conducted with a view to avoiding undue impact on the Company ordinary share price and in compliance with laws and regulations. Each executive must consult with the Chairman before executing any sale of the Company’s ordinary shares.
Our policies prohibit our directors, officers and employees from trading in Company securities on the basis of material non-public information, or engaging in hedging and other “short” transactions involving Company securities. In addition, our directors, officers and employees are prohibited from pledging equity incentive awards prior to vesting.
Please refer to Note 17—Share-based compensation to our Consolidated Financial Statements included in this annual report for more details on our equity incentive plans.

Board Practices
General
Our Board of Directors currently consists of ten directors, nine of whom are non-executive.
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Two of our non-executive directors (out of a total of nine) are affiliated with Waha. However, we believe the current composition of the Board enables it to operate effectively and independently, also considering the fact that the non-executive directors are carefully selected based upon their combined experience and expertise.
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
Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer and the Chairman or, in his absence, the Vice Chairman, are present at the meeting. Resolutions must be passed by a majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors or, in his absence, the Vice Chairman. Subject to Dutch law, resolutions of the Board of Directors may be passed in writing by a majority of the directors in office. Pursuant to Dutch laws and the Board Rules, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by our Board of Directors, excluding such interested director or directors.

In 2018, the Board of Directors met on eight occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as AerCap’s annual reports and annual accounts for the financial year 2017, topics for the AGM 2018, secured and unsecured financing transactions and AerCap’s liquidity position, AerCap’s hedging policies, optimization of AerCap’s portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap’s backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap’s corporate and tax structure, reports from the various Board committees, budgeting and financial planning, remuneration and compensation, directors’ and officers’ succession planning, cyber security, regulatory compliance, culture and values, sustainability and community, governance, risk management and control and an assessment of the Board’s own functioning.
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
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with regard to the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2018, the members of our Group Executive Committee were Aengus Kelly (Chief Executive Officer), Marnix den Heijer (Company Secretary and Chief Compliance Officer), Peter Juhas (Chief Financial Officer) and Philip Scruggs (President and Chief Commercial Officer). The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.
Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2018, the members of our Group Portfolio and Investment Committee were Peter Juhas, Aengus Kelly, Salem Al Noaimi, Robert (Bob) Warden and Bart Ligthart.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2018, the members of our Group Treasury and Accounting Committee were Peter Juhas, Aengus Kelly, Paul Dacier, Salem Al Noaimi, Tom Kelly, Brian Canniffe and Robert (Bob) Warden.

Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2018, the members of our Audit Committee were James (Jim) Lawrence (Chairman), Julian (Brad) Branch, Richard (Michael) Gradon and Michael Walsh.
In 2018, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, external auditor’s reports, external auditor’s independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditor’s audit plan for 2018, approval of other services rendered by the external auditor, internal audit reports, the internal auditor’s audit plan for 2019, the Company’s compliance, risk management policies and integrity and fraud, the expenses incurred by the Company’s most senior officers in carrying out their duties, the Company’s tax planning policies, the functioning of the Audit Committee, the audit committee charter and the audit committee cycle. The Audit Committee had separate sessions with the external auditor and with the internal auditor without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three non-executive directors appointed by the Board of Directors. As of December 31, 2018, the members of our Nomination and Compensation Committee were Pieter Korteweg (Chairman), Paul Dacier, Michael Walsh, and Robert (Bob) Warden.
In 2018, the Nomination and Compensation Committee met on three occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In addition, various resolutions were adopted outside of these meetings.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

Share ownership
The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2018:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Ordinary shares underlying options (c)	Fully diluted ownership percentage (d)
Directors:
Pieter Korteweg (Chairman)	32,170	—	7,245	—	*
Aengus Kelly (CEO) (e)	1,469,778	1,852,957	—	—	2.3%
Salem Al Noaimi	3,335	—	2,862	3,954	*
Homaid Al Shimmari	—	—	—	—	*
Julian (Brad) Branch	4,000	—	4,311	—	*
Paul Dacier	5,597	—	3,731	5,728	*
Richard (Michael) Gradon	—	—	4,311	—	*
James (Jim) Lawrence	100,000	—	8,429	—	*
Michael Walsh	500	—	6,564	—	*
Robert (Bob) Warden	10,803	—	2,862	—	*
Total Directors	1,626,183	1,852,957	40,315	9,682
Group Executive Committee (GEC) Members:
Marnix den Heijer (Company Secretary & Chief Compliance Officer)	53,133	17,246	—	—	*
Peter Juhas (CFO)	29,025	136,462	238,627	—	*
Philip Scruggs (President & Chief Commercial Officer)	242,464	—	326,847	—	*
Total Directors and GEC Members	1,950,805	2,006,665	605,789	9,682

*Less than 1.0%.

(a)
All restricted stock and restricted stock units are subject to time-based or performance-based vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 20,347 will vest on February 19, 2019, 551,108 will vest on May 31, 2019 (or the date of the AGM in 2019, whichever is the earlier), 12,452 will vest on August 31, 2019, 238,627 will vest on September 13, 2019, 25,805 will vest on April 30, 2020 (or, for part of these, the date of the AGM in 2020, whichever is the earlier), 326,847 will vest on May 31, 2020, 5,647 will vest on January 1, 2021, 18,345 will vest on March 12, 2021, 9,346 will vest on April 30, 2021 (or the date of the AGM in 2021, whichever is the earlier), 4,311 will vest on January 1, 2022, 842,105 will vest on May 1, 2022, 136,462 will vest on September 13, 2022 and 421,052 will vest on May 1, 2023.

(b)	Payroll tax will be withheld and deducted from the shares to be delivered at the vesting of restricted stock units, as applicable.

(c)
1,774 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 4,302 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 3,606 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(d)	Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards at target in this table, and no vesting or exercise of any other equity awards.

(e)	Mr. Kelly is our Chief Executive Officer and an Executive Director of the Board.
All of our ordinary shares have the same voting rights.
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin 2, Ireland.

Employees
The following table presents the number of employees relating to our aircraft leasing business at each of our principal geographic locations as of December 31, 2018, 2017 and 2016:

	As of December 31,
Location	2018	2017	2016
Dublin, Ireland	207	205	159
Shannon, Ireland	78	75	70
Los Angeles, California	46	54	60
Singapore	41	43	44
Other (a)	13	30	65
Total (b)	385	407	398

(a)	Includes employees located in the Netherlands, China, France, the United Kingdom, the United Arab Emirates and throughout the United States, other than Los Angeles, California.

(b)	Includes one, two and ten part-time employees as of December 31, 2018, 2017 and 2016, respectively.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.

Item 7.	Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our ordinary outstanding shares as of December 31, 2018, based on available public filings, include: Wellington Management Co. LLP at 8.7% (12,476,942 shares) and Eagle Capital Management at 5.5% (7,839,111 shares).
In addition, in the second half of 2014, Waha Capital PJSC entered into sale and funded collar transactions with respect to the entire amount of the ordinary shares they held. We understand that Waha has the right to acquire, through a call right, up to the same number of shares that are the subject of the funded collar transactions. Based on the most recent SEC filing made by Waha on March 4, 2019, we understand that 15,642,327 shares, or 11.0% of our ordinary outstanding shares as of December 31, 2018, are subject to the funded collar transactions and related call right.
We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Please refer to Note 10—Investments, Note 26—Variable interest entities and Note 27—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.

Item 8.	Financial Information
Consolidated statements and other financial information
Please refer to pages F-1 through F-72 of this annual report.
Significant changes
Please refer to Note 31—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.

Item 9.	The Offer and Listing
Offer and listing details
Not applicable.
Markets
AerCap’s ordinary shares are traded on the NYSE under the ticker symbol AER.

Item 10.	Additional Information
Memorandum and articles of association
Set forth below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (“Boek 2 van het Burgerlijk Wetboek”), which governs the rights of holders of our ordinary shares. Please refer to “Item 6—Directors, Senior Management and Employees” for a discussion of Netherlands laws and our internal rules concerning directors’ power to vote on proposals in which they are materially interested.
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
Regulatory obligations regarding certain share transactions
Cash Manager Limited, which is a member of AerCap, is subject to regulation by the Central Bank of Ireland. As a result, the acquisition or disposal directly or indirectly of interests in AerCap shares or similar interests may be subject to regulatory requirements involving the Central Bank of Ireland as set out below. The following disclosure is for information purposes only and AerCap cannot provide Irish legal advice to actual or potential investors. Actual or potential investors in AerCap must obtain their own legal advice in relation to their position.
Under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) (the “MiFID II Regulations”), a person or a group of persons acting in concert proposing to acquire a direct or indirect holding of ordinary shares or other similar interests in AerCap must give the Central Bank of Ireland prior written notice of such proposed acquisition if the acquisition would directly or indirectly (i) represent 10% or more of the capital or voting rights in AerCap; (ii) result in the proportion of capital or voting rights in AerCap held by such person or persons reaching or exceeding 10%, 20%, 33% or 50% of the capital or voting rights in AerCap; or (iii) in the opinion of the Central Bank of Ireland, make it possible for that person or those persons to control or exercise a significant influence over the management of Cash Manager Limited. Any such proposed acquisition shall not proceed until (a) the Central Bank of Ireland has informed such proposed acquirer or acquirers that it approves such acquisition or (b) the period prescribed in Regulation 21 of the MiFID II Regulations has elapsed without the Central Bank of Ireland having given notice in writing that it opposes such acquisition. It is important in this regard to note that the validity as a matter of Irish law of affected transactions, if completed without prior notification to, or assessment by, the Central Bank of Ireland will not be recognized in Ireland. Corresponding provisions apply to the disposal of direct and indirect shareholdings in AerCap except that, in such case, no approval is required, but prior notice of the disposal must be given to the Central Bank of Ireland. Cash Manager Limited is required under the MiFID II Regulations to notify the Central Bank of Ireland of relevant acquisitions and/or disposals of which it becomes aware.
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
At the AGM held in 2018, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares (i) up to ten percent of the Company’s issued share capital; and (ii) up to an additional ten percent of the Company’s issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.
These resolutions together authorize the Board of Directors to issue ordinary shares, and grant rights to subscribe for such shares, up to a maximum of 20% of the Company’s issued share capital, subject to the conditions described in these resolutions.
Preemptive rights
Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.

The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2018, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph Issuance of ordinary shares, which authorization is valid for a period of 18 months.
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
At the AGM held in 2018, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2018, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2018, we cancelled 16,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
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
The AGM was held on April 25, 2018. The AGM adopted the 2017 annual accounts and voted for all other items which required a vote.
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

•
the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (“commanditaire vennootschap”) or general partnership (“vennootschap onder firma”); and

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
Dutch statutory squeeze-out proceedings
If a person or a company or two or more group companies within the meaning of Article 2:24b of the Dutch Civil Code acting in concert holds in total 95% of a Dutch public limited liability company’s issued share capital by par value for their own account, the laws of the Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating statutory squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.
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
Adoption of annual accounts and discharge of management liability
Each year, our Board of Directors must prepare annual accounts within four months after the end of our financial year. The annual accounts must be made available for inspection by shareholders at our offices from the moment that our annual general meeting of shareholders is convened. The annual accounts must be accompanied by an auditor’s certificate, a report of the Board of Directors and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.
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
Risk management and control framework
Our management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Supervision is exercised by our Audit Committee, as described in “Item 6. Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee.” Our internal risk management and control framework is based on the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The COSO framework aims to provide reasonable assurance regarding effectiveness and efficiency of an entity’s operations, reliability of financial reporting, prevention of fraud and compliance with laws and regulations.
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
Code of Conduct and Whistleblower Policy
Our Code of Conduct is applicable to all our employees, including the Chief Executive Officer and Chief Financial Officer. It is designed to promote honest and ethical conduct and timely and accurate disclosure in our periodic financial results. Our Whistleblower Policy provides for the reporting, if so wished on an anonymous basis, of alleged violations of the Code of Conduct, alleged irregularities of a financial nature by our employees, directors or other stakeholders, alleged violations of our compliance procedures and other alleged irregularities without any fear of reprisal against the individual that reports the violation or irregularity.
Compliance procedures
AerCap has various procedures and programs in place designed to ensure compliance with relevant laws and regulations, including anti-insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures, anti-trust procedures and protection of personal data procedures. Our compliance programs are maintained and supervised by the Chief Compliance Officer, and they include annual training in key compliance areas and annual certifications. The procedures are subject to regular audits by, or on behalf of, the internal audit function.
Internal auditors
We have an internal audit function in place to provide assurance to the Audit Committee, on behalf of the Board of Directors, and to AerCap’s executive officers, with respect to AerCap’s key processes. The internal audit function independently and objectively carries out audit assignments in accordance with the annual internal audit plan, as approved by the Audit Committee. The head of the internal audit function reports, in line with professional standards of the Institute of Internal Auditors, to the Audit Committee (functional reporting line) and to our Chief Executive Officer (administrative reporting line). The work of the internal audit department is fully endorsed by the Audit Committee and AerCap’s executive officers and is considered a valuable part of AerCap’s system of control and risk management.

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
At the request of the Board of Directors and the Audit Committee, the Chief Financial Officer and the Internal Audit department review, in advance, each service to be provided by the auditor to identify any possible breaches of the auditor’s independence. The Audit Committee pre-approves every engagement of our external auditor. In accordance with applicable regulations, the partner of the external audit firm and senior engagement team members in charge of the audit activities are subject to rotation requirements.
Material contracts
We have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See Note 14—Debt to our Consolidated Financial Statements included in this annual report for more information regarding our credit facilities and financing arrangements.
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
This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences of acquiring, holding and disposing our ordinary shares in their particular circumstances.

Dividend withholding tax
Irish dividend withholding tax (“DWT”), (currently at a rate of 20%) will arise in respect of dividends or other distributions (including deemed distributions) we pay unless an exemption applies. A deemed distribution for these purposes would include, among other things, a payment made on the redemption, repayment or purchase of its own shares by a company except for such payments made by a quoted company in certain circumstances. Where DWT does arise in respect of dividends, the Company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.
An exemption from DWT is available on dividend payments made to certain non-Irish tax resident shareholders (“Exempt Non-Resident Shareholders”). Exempt Non-Resident Shareholders must be resident in a Relevant Territory (i.e. a country with which Ireland has a double tax treaty), which includes the United States and member states of the EU (other than Ireland). Exempt Non-Resident Shareholders include:

•	individual shareholders (not being a company) who are not tax resident in Ireland and who are resident for the purposes of tax in a Relevant Territory;

•	corporate shareholders resident for the purposes of tax in a Relevant Territory and which are not controlled (directly or indirectly) by Irish tax residents;

•
corporate shareholders that are not resident in Ireland for the purposes of tax, which are under the direct or indirect control of persons who are resident for the purposes of tax in a Relevant Territory and are not under the ultimate control of persons not resident in a Relevant Territory; or

•
corporate shareholders, that are not resident for tax purposes in Ireland, the principal class of shares of which (or of its 75% parent or where wholly owned by two or more companies, each such company) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance (which includes the New York Stock Exchange), and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding “U.S. resident shareholders”), the Exempt Non-Resident Shareholder has provided a relevant DWT declaration, as prescribed by the Irish Revenue Commissioners, to his or her broker before the record date for the dividend, and the relevant information is further transmitted to the Company (in the case of shares held through the Depository Trust Company (“DTC”)) or to our transfer agent (in the case of shares held outside of the DTC).
U.S. resident shareholders
A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC. The simplified procedures provide that such shareholders are not required to complete the Irish Revenue Commissioners’ DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a “qualifying intermediary” as discussed further below.
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
Distributions to a qualifying intermediary
A distribution made by the Company to a “qualifying intermediary” (for example a bank or stockbroking firm) approved by the Irish Revenue Commissioners is exempt from DWT if the ultimate beneficial owner is an Exempt Non-Resident Shareholder. In such instances, the qualifying intermediary is required to identify the person who is beneficially entitled to the distribution and to ensure that the prescribed declarations are in place in advance of the dividend payment, or in the case of U.S. residents which hold our shares through the DTC, that the address of the beneficial owner of the shares is in the United States. The Company must apply DWT to a distribution unless it has been notified by the qualifying intermediary that the distribution to be received by the qualifying intermediary is for the benefit of an Exempt Non-Resident Shareholder.

Prior to paying any dividend, the Company intends to put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” such that any dividends paid by the Company will be paid via a qualifying intermediary.
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
A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to Irish tax on the dividend is effectively limited to the amount of DWT already deducted by the Company.
Irish resident shareholders
Irish tax resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (“PRSI”) and the Universal Social Charge (“USC”) on the gross amount of any dividends received from the Company, with a credit allowed for any DWT suffered on the dividend. Such shareholders should consult their own tax adviser. Irish tax resident corporate shareholders should generally not be subject to Irish corporation tax on dividends from the Company.
Irish stamp duty
Irish stamp duty will generally not be payable on transactions for cash in the Company’s shares, unless the transfer of the shares is related to either immoveable property situated in Ireland or any interest in such property or to shares or marketable securities of an Irish incorporated company. In such cases a 1% stamp duty charge will arise for the acquirer based on the transfer consideration for the shares.
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
Irish capital acquisitions tax
On a gift or inheritance of our shares, Irish capital acquisitions tax (“CAT”), will arise where either the disponer and/or the recipient is tax resident or ordinary resident in Ireland. Special rules with regard to residence apply where an individual is not domiciled in Ireland. Where both the disponer and the recipient are not Irish tax resident or ordinary resident, Irish CAT may still arise on a gift or inheritance of shares in the Company, if they are deemed to be situated in Ireland at the time. The current rate of Irish CAT for gifts and inheritances is 33% and there are various thresholds which apply before CAT becomes applicable.
The Estate Tax convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of shares is subject to both Irish CAT and U.S. Federal Estate Tax. The Estate Tax Convention does not apply to Irish CAT paid on gifts.
U.S. tax considerations
Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders’ tax consequences addresses only those persons that hold those ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of our ordinary shares (as measured by vote or value), dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust; or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A “non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
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

Cash dividends and other distributions
A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld) as dividend income to the extent of AerCap’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the PFIC rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction generally available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States; or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the NYSE. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.
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

Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2018. We cannot yet make a determination as to whether we will be classified as a PFIC for 2019 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.
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
If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the mark-to-market election and the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on “excess distributions” received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder’s holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period; (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year; and (iii) the amount allocated to each previous tax year (other than any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.
If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from AerCap’s PFIC status. The ordinary shares will be treated as “regularly traded” in any calendar year during which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which the ordinary shares are expected to be regularly traded, is a qualified exchange for U.S. federal income tax purposes.
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
Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person’s miscellaneous itemized deductions exceed 2% of its adjusted gross income. In addition, an individual’s miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of AerCap might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a “pass-through entity” is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a “pass-through entity” with respect to a U.S. Holder of ordinary shares that makes a QEF election.
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

Additional tax on net investment income
Certain U.S. Holders that are individuals, trusts or estates may be subject to a 3.8% tax, in addition to otherwise applicable U.S. federal income tax, on the lesser of (i) the U.S. Holder’s “net investment income” (or undistributed “net investment income,” in the case of a trust or estate) for the relevant taxable year; and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income, in the case of a trust or estate) for the relevant taxable year above a certain threshold (which in the case of an individual ranges from $125,000 to $250,000, depending on the individual’s circumstances). A U.S. Holder’s “net investment income” generally includes, among other things, dividend income on and capital gain from the disposition of shares, subject to certain exceptions. If you are a U.S. Holder that is an individual, trust or estate, you should consult their own tax advisors regarding the applicability of this tax to the ordinary shares.
Information reporting and backup withholding
Information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than certain corporations and other exempt recipients. A 24% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
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
All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register in Amsterdam, the Netherlands. Our net income attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2017 and our total AerCap Holdings N.V. shareholders’ equity as of December 31, 2017 as set forth in our annual statutory accounts were $1,021.5 million and $8,162.5 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.
Documents on display
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including this annual report, by accessing the SEC’s Internet website at www.sec.gov. Our website is located at www.aercap.com. Information contained on our website does not constitute a part of this annual report. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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
The following discussion should be read in conjunction with Note 11—Derivative financial instruments and Note 14—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.
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
The principal amount of our outstanding floating rate debt was approximately $9.5 billion, or approximately 32% of the total principal amount of our outstanding indebtedness as of December 31, 2018. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of less than $10 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2018. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2019	2020	2021	2022	2023	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,325.0	$2,255.2	$1,715.7	$1,211.2	$675.4	$—	$32.5
Weighted average strike rate	2.5%	2.5%	2.5%	2.6%	2.8%	—

	2019	2020	2021	2022	2023	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$3,893.1	$3,689.4	$3,150.0	$2,211.3	$666.7	$—	$7.2
Weighted average pay rate	2.4%	2.4%	2.6%	2.8%	3.0%	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
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
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, has evaluated, as of December 31, 2018, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018.
Attestation report of the registered public accounting firm
PricewaterhouseCoopers, the independent registered public accounting firm that audited our 2018 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2018 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2018 that materially affected, or were reasonably likely to materially affect, the effectiveness of the internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert
Our Board of Directors has determined that James (Jim) Lawrence and Julian (Brad) Branch are “audit committee financial experts,” as that term is defined by SEC rules. All members of the Audit Committee are “independent,” as that term is defined under applicable NYSE listing standards.

Item 16B.	Code of Ethics
Our Board of Directors has adopted our Code of Conduct, a code that applies to the members of our Board of Directors, including its Chairman, our officers and employees. This code is publicly available on our website at www.aercap.com.

Item 16C.	Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(U.S. Dollars in thousands)
Audit fees	$5,573	$5,667
Tax fees	512	554
All other fees	3	103
Total	$6,088	$6,324
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
All Other Fees
All other fees relates to licensing fees for accounting research software and fees for services rendered on Extensible Business Reporting Language (“XBRL”) financial information compliance for the year ended December 31, 2017.
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our auditor. These services may include audit services, audit related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditor report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis. All tax fees were approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2018:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2018	1,684,412	$53.92	1,684,412	$68.5
February 2018	2,027,926	51.68	2,027,926	163.7
March 2018	2,190,981	49.75	2,190,981	54.7
April 2018	529,018	51.99	529,018	227.2
May 2018	1,084,404	55.18	1,084,404	167.3
June 2018	247,912	54.29	247,912	153.9
July 2018	190,664	54.55	190,664	143.5
August 2018	837,579	56.67	837,579	96.0
September 2018	507,399	56.74	507,399	67.2
October 2018	1,132,098	53.09	1,132,098	207.1
November 2018	2,065,890	51.21	2,065,890	101.3
December 2018	1,430,004	48.00	1,430,004	132.7
Total	13,928,287	$52.17	13,928,287	$132.7

(a)
In October 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. We completed this share repurchase program on February 21, 2018.

In February 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through June 30, 2018. We completed this share repurchase program on May 14, 2018.
In April 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through September 30, 2018. In September 2018, this share repurchase program was extended to run through December 31, 2018. We completed this share repurchase program on November 2, 2018.
In October 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2019. We completed this share repurchase program on January 9, 2019.
In December 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $100 million of AerCap ordinary shares through March 31, 2019. As of March 5, 2019, the dollar amount remaining under this share repurchase program was $13.8 million.

Item 16F.	Change in Registrant’s Certifying Accountant
On April 30, 2018, our Audit Committee approved the appointment of PricewaterhouseCoopers (“PwC Ireland”), the Irish member firm of PricewaterhouseCoopers International Limited (“PwCIL”), as the Company’s independent registered public accounting firm for the year ending December 31, 2018. Simultaneously, the Audit Committee dismissed PricewaterhouseCoopers Accountants N.V. (“PwC Accountants N.V.”), the Dutch member firm of PwCIL, as the Company’s independent registered public accounting firm. The Audit Committee’s decision to replace PwC Accountants N.V. with PwC Ireland was due solely to the migration of the Company’s headquarters to Ireland in 2016.
The reports of PwC Accountants N.V. on the Company’s consolidated financial statements as of and for the years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the Company’s fiscal years ended December 31, 2016 and 2017 and in the subsequent interim period through April 30, 2018, there were (i) no disagreements between the Company and PwC Accountants N.V. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Accountants N.V., would have caused PwC Accountants N.V. to make reference to the subject matter of the disagreements in its audit reports as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto); and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC Accountants N.V. with a copy of this Form 20-F and requested that PwC Accountants N.V. provide the Company with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of PwC Accountants N.V.’s letter, dated March 8, 2019 is attached as Exhibit 15.3 to this Form 20-F.
During the Company’s fiscal years ended December 31, 2016 and 2017 and in the subsequent interim period through April 30, 2018, other than in the normal course of the audit, neither the Company nor anyone on its behalf consulted with PwC Ireland, on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that PwC Ireland concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement”, as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.

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

•
both NYSE and Dutch rules require that a majority of the Board of Directors be independent, but the definition of independence under each set of rules is not identical. For example, Dutch rules require a longer “look-back” period for former directors; and

•	Dutch rules permit deviation from the rules if the deviations are explained in accordance with the rules, but NYSE rules do not allow such deviations.

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
Please refer to pages F-1 through F-72 of this annual report.

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

2.8
Amended and Restated Registration Rights Agreement, dated as of December 16, 2013, between AerCap Holdings N.V. and Waha AC Coöperatief U.A.(filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

2.9
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
2.11
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

2.12
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

2.13
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

2.20
Seventh Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)

2.21
Eighth Supplemental Indenture, dated as of October 21, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 22, 2015 and incorporated herein by reference)

2.22
Ninth Supplemental Indenture, dated as of May 23, 2016, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on May 23, 2016 and incorporated herein by reference)

2.23
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

2.24
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

Exhibit Number	Description of Exhibit
2.25
Twelfth Supplemental Indenture, dated as of July 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 21, 2017 and incorporated herein by reference)

2.26
Thirteenth Supplemental Indenture, dated as of November 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on November 21, 2017 and incorporated herein by reference)

2.27
Fourteenth Supplemental Indenture, dated as of January 23, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 23, 2018 and incorporated herein by reference)

2.28
Fifteenth Supplemental Indenture, dated as of January 23, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 23, 2018 and incorporated herein by reference)

2.29
Sixteenth Supplemental Indenture, dated as of June 12, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 12, 2018 and incorporated herein by reference)

2.30
Seventeenth Supplemental Indenture, dated as of August 21, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on August 21, 2018 and incorporated herein by reference)

2.31
Eighteenth Supplemental Indenture, dated as of January 16, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 16, 2019 and incorporated herein by reference)

2.32
Nineteenth Supplemental Indenture, dated as of January 16, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 16, 2019 and incorporated herein by reference)

2.33
Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch (filed as an exhibit to our Form 6-K on September 5, 2014 and incorporated herein by reference)

2.34
Registration Agreement, dated as of December 1, 2014, between AerCap Holdings N.V., Waha AC Coöperatief U.A., Deutsche Bank Securities Inc., Citibank N.A., London Branch, Deutsche Bank AG, London Branch, and UBS AG, London Branch (filed as an exhibit to our Form 6-K on December 3, 2014 and incorporated herein by reference)

2.35
Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (successor to Continental Bank, National Association) (filed as an exhibit to the ILFC Registration Statement No. 33-43698 and incorporated herein by reference)

2.36
First Supplemental Indenture, dated as of November 1, 2000, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2000 and incorporated herein by reference)

2.37
Second Supplemental Indenture, dated as of February 28, 2001, to the indenture between ILFC and U.S. Bank Trust National Association (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference)

2.38
Third Supplemental Indenture, dated as of September 26, 2001, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank Trust National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference)

2.39
Fourth Supplemental Indenture, dated as of November 6, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.40
Fifth Supplemental Indenture, dated as of December 27, 2002, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2002 and incorporated herein by reference)

2.41
Sixth Supplemental Indenture, dated as of June 2, 2003, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference)

2.42
Seventh Supplemental Indenture, dated as of October 8, 2004, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on October 14, 2004 and incorporated herein by reference)

2.43
Eighth Supplemental Indenture, dated as of October 5, 2005, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2005 and incorporated herein by reference)

2.44
Ninth Supplemental Indenture, dated as of October 5, 2006, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)

2.45
Tenth Supplemental Indenture, dated as of October 9, 2007, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)

2.46
Eleventh Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 1991, between ILFC and U.S. Bank National Association, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)

2.47	Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as an exhibit to the ILFC Registration Statement No. 333-49566 and incorporated herein by reference)

2.48
First Supplemental Indenture, dated as of August 16, 2002 to the Indenture dated as of November 1, 2000, between ILFC and the Bank of New York, as Trustee (filed as Exhibit 4.2 to the ILFC Registration Statement No. 333-100340 and incorporated herein by reference)

2.49
Second Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated as of November 1, 2000, between ILFC and Bank of New York, as Trustee (filed as an exhibit to the ILFC Form 8-K on May 15, 2014 and incorporated herein by reference)

2.50
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)

2.51
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

2.54
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.55
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
2.58
Eighth Supplemental Indenture, dated as of May 24, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2013 and incorporated herein by reference)

2.59
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.60
Officers’ Certificate, dated as of August 20, 2010, establishing the terms of the 8.875% senior notes due 2017 (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)

2.61
Officers’ Certificate, dated as of December 7, 2010, establishing the terms of the 8.25% senior notes due 2020 (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)

2.62
Officers’ Certificate, dated as of May 24, 2011, establishing the terms of the 5.75% senior notes due 2016 and the 6.25% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on May 24, 2011 and incorporated herein by reference)

2.63
Officers’ Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.64
Officers’ Certificate, dated as of March 19, 2012, establishing the terms of the 4.875% senior notes due 2015 and the 5.875% senior notes due 2019 (filed as an exhibit to the ILFC Form 8-K filed on March 19, 2012 and incorporated herein by reference)

2.65
Officers’ Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.66
Officers’ Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)

2.67
Indenture, dated as of March 22, 2010, among ILFC, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Security Registrar and Authentication Agent (filed as an exhibit to the ILFC Form 8-K filed on March 24, 2010 and incorporated herein by reference)

2.68
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated March 22, 2010, by and among ILFC, AerCap Global Aviation Trust, Wilmington Trust FSB, as Trustee, and Deutsche Bank Trust Company Americas (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.69
Indenture, dated as of August 11, 2010, between ILFC and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 20, 2010 and incorporated herein by reference)

2.70
First Supplemental Indenture, dated as of May 14, 2014, to the Indenture, dated August 11, 2010, by and between ILFC, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.71
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.72
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.73
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.74
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.75	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.76	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.77
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

2.78
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

2.81
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

2.82
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

2.85
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

2.86
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
2.88
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

2.89
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

2.90
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

2.91
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

2.92
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

2.94
Third Amendment to Term Loan Credit Agreement, dated as of August 9, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent

2.95
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

2.96	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

2.97
The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

4.1
Aircraft Purchase Agreement, dated as of December 30, 2005, between Airbus S.A.S. and AerVenture Limited (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)

4.2
Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (filed as an exhibit to our Form 6-K on September 18, 2009 and incorporated herein by reference)

4.3
Framework Deed, dated as of May 28, 2013, between AerCap Holdings N.V. and LATAM Airlines Group S.A. (portions of which have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

4.4
Share Purchase Agreement, dated as of December 16, 2013, among AIG Capital Corporation, American International Group, Inc., AerCap Holdings N.V. and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

4.5
Share Repurchase Agreement, dated as of June 1, 2015, among AIG Capital Corporation, American International Group, Inc., the guarantors named therein, AerCap Holdings N.V. and AerCap Global Aviation Trust (filed as an exhibit to American International Group, Inc.’s Form 8-K on June 4, 2015 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
8.1	List of Subsidiaries of AerCap Holdings N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

15.2	Consent of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm

15.3	Letter from PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, dated March 8, 2019

101	The following financial information formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Balance Sheets as of December 31, 2018 and 2017
(2) Consolidated Income Statements for the Years Ended December 31, 2018, 2017 and 2016
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018, 2017 and 2016
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016
(5) Consolidated Statements of Equity for the Years Ended December 31, 2018, 2017 and 2016

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: March 8, 2019

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AerCap Holdings N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of AerCap Holdings N.V. and its subsidiaries (the “Company”) as of December 31, 2018 and the related consolidated income statement and consolidated statements of comprehensive income, cash flows and equity for the year ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's annual report on internal control over financial reporting under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Dublin, Ireland
March 8, 2019
/s/ PricewaterhouseCoopers

We have served as the Company’s auditor since 2018.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of AerCap Holdings N.V.
Opinion on the Financial Statements
We have audited the consolidated balance sheet of AerCap Holdings N.V. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V.
/s/ W.J. van der Molen RA
Amsterdam, The Netherlands
March 9, 2018

We served as the Company’s or its predecessor’s auditor since at least 1998 up to 2018, which includes periods before the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessor.

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2018 and 2017

		As of December 31,
	Note	2018	2017
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,204,018	$1,659,669
Restricted cash	4	211,017	364,456
Trade receivables		40,379	73,877
Flight equipment held for operating leases, net	5	35,052,335	32,396,827
Maintenance rights and lease premium, net	7	1,113,190	1,501,858
Flight equipment held for sale	8	184,129	630,789
Net investment in finance and sales-type leases	6	1,003,286	995,689
Prepayments on flight equipment	28	3,024,520	2,930,303
Other intangibles, net	7	328,570	355,512
Deferred income tax assets	15	138,281	151,234
Other assets	9	909,190	979,930
Total Assets		$43,208,915	$42,040,144
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	12	$1,009,945	$1,017,374
Accrued maintenance liability	13	2,237,494	2,461,799
Lessee deposit liability		768,677	827,470
Debt	14	29,507,587	28,420,739
Deferred income tax liabilities	15	804,598	673,948
Commitments and contingencies	28
Total Liabilities		34,328,301	33,401,330
Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of December 31, 2018 and 2017; 151,847,345 and 167,847,345 ordinary shares issued and 142,674,664 and 152,992,101 ordinary shares outstanding (including 2,429,442 and 3,007,752 shares of unvested restricted stock) as of December 31, 2018 and 2017, respectively	16, 25	1,866	2,058
Additional paid-in capital	16	2,712,417	3,714,563
Treasury shares, at cost (9,172,681 and 14,855,244 ordinary shares as of December 31, 2018 and 2017, respectively)	16	(476,085)	(731,442)
Accumulated other comprehensive (loss) income	16	(1,824)	14,274
Accumulated retained earnings	16	6,591,674	5,580,257
Total AerCap Holdings N.V. shareholders’ equity		8,828,048	8,579,710
Non-controlling interest	16	52,566	59,104
Total Equity		8,880,614	8,638,814
Total Liabilities and Equity		$43,208,915	$42,040,144
Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$87,584	$162,039
Flight equipment held for operating leases and held for sale		2,230,634	2,220,225
Other assets		82,995	66,155

Accrued maintenance liability		$44,073	$44,078
Debt		1,497,144	1,522,366
Other liabilities		89,598	93,160
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2018, 2017 and 2016

		Year Ended December 31,
	Note	2018	2017	2016
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue	19, 22	$4,537,093	$4,713,802	$4,867,623
Net gain on sale of assets		201,323	229,093	138,522
Other income	21	61,564	94,598	145,986
Total Revenues and other income		4,799,980	5,037,493	5,152,131
Expenses
Depreciation and amortization	5, 7	1,679,074	1,727,296	1,791,336
Asset impairment	23	44,186	61,286	81,607
Interest expense		1,174,074	1,112,391	1,091,861
Leasing expenses		446,487	537,752	582,530
Restructuring related expenses	24	—	14,605	53,389
Selling, general and administrative expenses	17, 18, 20	305,226	348,291	351,012
Total Expenses		3,649,047	3,801,621	3,951,735
Income before income taxes and income of investments accounted for under the equity method		1,150,933	1,235,872	1,200,396
Provision for income taxes	15	(144,079)	(164,718)	(173,496)
Equity in net earnings of investments accounted for under the equity method		10,643	9,199	12,616
Net income		$1,017,497	$1,080,353	$1,039,516
Net (income) loss attributable to non-controlling interest		(1,865)	(4,202)	7,114
Net income attributable to AerCap Holdings N.V.		$1,015,632	$1,076,151	$1,046,630

Basic earnings per share	25	$7.00	$6.68	$5.64
Diluted earnings per share	25	$6.83	$6.43	$5.52

Weighted average shares outstanding—basic		145,162,220	161,059,552	185,514,370
Weighted average shares outstanding—diluted		148,706,266	167,287,508	189,682,036

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2018, 2017 and 2016

	Year Ended December 31,
	2018	2017	2016
	(U.S. Dollars in thousands)
Net income	$1,017,497	$1,080,353	$1,039,516
Other comprehensive (loss) income:
Net change in fair value of derivatives (Note 11), net of tax of $2,080, $(2,131) and $(856), respectively	(14,559)	14,918	5,990
Actuarial (loss) gain on pension obligations, net of tax of $215, $(257) and $200, respectively	(1,539)	1,125	(1,452)
Total other comprehensive (loss) income	(16,098)	16,043	4,538
Comprehensive income	1,001,399	1,096,396	1,044,054
Comprehensive (income) loss attributable to non-controlling interest	(1,865)	(4,202)	7,114
Total comprehensive income attributable to AerCap Holdings N.V.	$999,534	$1,092,194	$1,051,168

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016

	Year Ended December 31,
	2018	2017	2016
	(U.S. Dollars in thousands)
Net income	$1,017,497	$1,080,353	$1,039,516
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,679,074	1,727,296	1,791,336
Asset impairment	44,186	61,286	81,607
Amortization of debt issuance costs and debt discount	64,185	65,420	55,768
Amortization of lease premium	12,314	13,632	19,836
Amortization of fair value adjustments on debt	(142,596)	(194,728)	(335,998)
Accretion of fair value adjustments on deposits and maintenance liabilities	21,606	31,360	55,210
Maintenance rights write-off (a)	287,119	539,772	652,111
Maintenance liability release to income	(228,081)	(302,408)	(421,332)
Net gain on sale of assets	(201,323)	(229,093)	(138,522)
Deferred income taxes	147,588	157,021	161,340
Restructuring related expenses	—	5,097	33,588
Other	134,022	120,489	121,700
Changes in operating assets and liabilities:
Trade receivables	19,839	(10,567)	40,065
Other assets	9,800	55,309	257,190
Accounts payable, accrued expenses and other liabilities	(24,858)	19,978	(32,183)
Net cash provided by operating activities	2,840,372	3,140,217	3,381,232
Purchase of flight equipment	(4,036,194)	(3,956,671)	(2,892,731)
Proceeds from sale or disposal of assets	1,822,601	1,779,321	2,366,242
Prepayments on flight equipment	(1,912,215)	(1,268,585)	(947,419)
Collections of finance and sales-type leases	94,703	91,918	74,207
Other	(21,505)	(38,102)	(21,678)
Net cash used in investing activities	(4,052,610)	(3,392,119)	(1,421,379)
Issuance of debt	5,589,825	5,596,402	3,642,166
Repayment of debt	(4,360,520)	(4,695,453)	(5,213,724)
Debt issuance costs paid	(57,831)	(81,396)	(34,687)
Maintenance payments received	743,256	756,314	794,711
Maintenance payments returned	(459,326)	(523,403)	(505,407)
Security deposits received	208,259	187,378	201,970
Security deposits returned	(220,452)	(188,362)	(270,575)
Dividend paid to non-controlling interest holders and others	(8,403)	(266)	(10,501)
Repurchase of shares and tax withholdings on share-based compensation	(834,398)	(1,138,782)	(1,021,119)
Net cash provided by (used in) financing activities	600,410	(87,568)	(2,417,166)
Net decrease in cash, cash equivalents and restricted cash	(611,828)	(339,470)	(457,313)
Effect of exchange rate changes	2,738	(1,032)	(605)
Cash, cash equivalents and restricted cash at beginning of period	2,024,125	2,364,627	2,822,545
Cash, cash equivalents and restricted cash at end of period	$1,415,035	$2,024,125	$2,364,627

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2018, 2017 and 2016

	Year Ended December 31,
	2018	2017	2016
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,228,788	$1,231,539	$1,339,095
Income taxes paid, net	679	18,957	61,834

(a)	Maintenance rights write-off consisted of the following:

EOL and MR contract maintenance rights expense	$157,792	$355,845	$381,637
MR contract maintenance rights write-off due to maintenance liability release	29,656	77,494	173,971
EOL contract maintenance rights write-off due to cash receipt	99,671	106,433	96,503
Maintenance rights write-off	$287,119	$539,772	$652,111

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2018, 2017 and 2016
Non-Cash Investing and Financing Activities
Year ended December 31, 2018:
Flight equipment held for operating leases in the amount of $76.9 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $979.2 million, net, was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $38.4 million, net, was reclassified to inventory, which is included in other assets.
Accrued maintenance liability in the amount of $261.2 million was settled with buyers upon sale or disposal of assets.
Year ended December 31, 2017:
Flight equipment held for operating leases in the amount of $332.2 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $1,696.7 million, net, was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $20.6 million was reclassified to inventory, which is included in other assets.
Accrued maintenance liability in the amount of $275.4 million was settled with buyers upon sale or disposal of assets.
Year ended December 31, 2016:
Flight equipment held for operating leases in the amount of $423.8 million, net, was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $1,258.7 million, net, was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $87.8 million was reclassified to inventory, which is included in other assets.
Accrued maintenance liability in the amount of $341.2 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2018, 2017 and 2016

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2015	203,411,207	$2,457	$5,026,993	$(146,312)	$(6,307)	$3,472,132	$8,348,963
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(965,982)	—	—	(965,982)
Share cancellation	(15,563,862)	(175)	(577,967)	578,142	—	—	—
Share-based compensation	—	—	102,843	—	—	—	102,843
Ordinary shares issued, net of tax withholdings	—	—	(46,850)	44,060	—	(9,755)	(12,545)
Total comprehensive income	—	—	—	—	4,538	1,046,630	1,051,168
Balance as of December 31, 2016	187,847,345	$2,282	$4,505,019	$(490,092)	$(1,769)	$4,509,007	$8,524,447
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(1,124,724)	—	—	(1,124,724)
Share cancellation	(20,000,000)	(224)	(860,324)	860,548	—	—	—
Share-based compensation	—	—	107,719	—	—	—	107,719
Ordinary shares issued, net of tax withholdings	—	—	(37,851)	22,826	—	(4,901)	(19,926)
Total comprehensive income	—	—	—	—	16,043	1,076,151	1,092,194
Balance as of December 31, 2017	167,847,345	$2,058	$3,714,563	$(731,442)	$14,274	$5,580,257	$8,579,710
Dividends paid	—	—	—	—	—	—	—
Repurchase of shares	—	—	—	(726,640)	—	—	(726,640)
Share cancellation	(16,000,000)	(192)	(800,544)	800,736	—	—	—
Share-based compensation	—	—	95,176	—	—	—	95,176
Ordinary shares issued, net of tax withholdings	—	—	(296,778)	181,261	—	(5,456)	(120,973)
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	1,241	1,241
Total comprehensive income (loss)	—	—	—	—	(16,098)	1,015,632	999,534
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity (Continued)
For the Years Ended December 31, 2018, 2017 and 2016

	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands)
Balance as of December 31, 2015	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(11,915)	(11,915)
Repurchase of shares	(965,982)	—	(965,982)
Share cancellation	—	—	—
Share-based compensation	102,843	—	102,843
Ordinary shares issued, net of tax withholdings	(12,545)	—	(12,545)
Total comprehensive income (loss)	1,051,168	(7,114)	1,044,054
Balance as of December 31, 2016	$8,524,447	$57,817	$8,582,264
Dividends paid	—	(2,915)	(2,915)
Repurchase of shares	(1,124,724)	—	(1,124,724)
Share cancellation	—	—	—
Share-based compensation	107,719	—	107,719
Ordinary shares issued, net of tax withholdings	(19,926)	—	(19,926)
Total comprehensive income	1,092,194	4,202	1,096,396
Balance as of December 31, 2017	$8,579,710	$59,104	$8,638,814
Dividends paid	—	(8,403)	(8,403)
Repurchase of shares	(726,640)	—	(726,640)
Share cancellation	—	—	—
Share-based compensation	95,176	—	95,176
Ordinary shares issued, net of tax withholdings	(120,973)	—	(120,973)
Cumulative effect due to adoption of new accounting standard	1,241	—	1,241
Total comprehensive income	999,534	1,865	1,001,399
Balance as of December 31, 2018	$8,828,048	$52,566	$8,880,614
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
We are a global leader in aircraft leasing with total assets of $43.2 billion, primarily consisting of 962 owned aircraft as of December 31, 2018. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company (“naamloze vennootschap” or “N.V.”) incorporated in the Netherlands on July 10, 2006.
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
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the aircraft, which is generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value or extends the useful life of the flight equipment. The capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our flight equipment is generally 15% of estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.
We periodically review the estimated useful lives and residual values of our flight equipment based on our industry knowledge, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an aircraft-by-aircraft basis, as necessary.
On a quarterly basis, we perform recoverability assessments of our long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. On an annual basis, we perform impairment assessments for all of our aircraft held for operating leases that are five years of age or older. The recoverability assessment includes a review of the estimated future cash flows associated with the use of an asset and its eventual disposal. The assets are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which includes the individual aircraft and the lease-related assets and liabilities of that aircraft including maintenance rights assets, lease incentives, lease premium and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the aggregate net book value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its estimated fair value.
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
Capitalization of interest
We capitalize interest on prepayments of forward order flight equipment and add such amounts to prepayments on flight equipment. The amount of interest capitalized is the amount of interest costs which could have been avoided in the absence of such prepayments.
Net investment in finance and sales-type leases
If a lease meets specific criteria under U.S. GAAP, we recognize the lease in net investment in finance and sales-type leases in our Consolidated Balance Sheets and de-recognize the aircraft from flight equipment held for operating leases. For sales-type leases, we recognize the difference between the aircraft carrying value and the amount recognized in net investment in finance and sales-type leases in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment at expiration of the lease. The unearned income is recognized as lease revenue over the lease term, using the interest method to produce a constant yield over the life of the lease.

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
Maintenance rights and lease premium, net
Maintenance rights assets are recognized when we acquire aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under EOL contracts or our right to receive an aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under MR contracts, or through a lessor contribution to the lessee.
For EOL contracts, upon lease termination, we recognize receipts of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash receipts. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.
Lease premium assets represent the value of an acquired lease where the contractual rental payments are above the market rate. We amortize the lease premium assets on a straight-line basis over the term of the lease as a reduction of lease revenue.
Other definite-lived intangible assets, net
Other definite-lived intangible assets primarily consist of customer relationships recorded at fair value on the ILFC Transaction closing date. These intangible assets are amortized over the period during which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization. We evaluate all definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
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
Investments
Unconsolidated investments where we have significant influence are reported using the equity method of accounting. Under the equity method of accounting, we recognize our share of earnings and losses based on our ownership percentage of such investments in equity in net earnings (losses) of investments accounted for under the equity method.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Notes receivables
Notes receivables represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. An allowance for credit losses on notes receivables is established when the risk of non-recovery is probable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor’s operating environment.
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
Net cash received or paid under derivative contracts is classified as operating cash flows in our Consolidated Statements of Cash Flows.
Other tangible fixed assets
Other tangible fixed assets consist primarily of leasehold improvements, computer equipment and office furniture, and are valued at acquisition cost and depreciated at various rates over the asset’s estimated useful life on a straight-line basis. Depreciation expense on other tangible fixed assets is recorded in depreciation and amortization in our Consolidated Income Statements.
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
Guarantees
We have potential obligations under guarantee contracts that we have entered into with third parties. See Note 28—Commitments and contingencies. We initially recognize guarantees at fair value. Subsequently, if it becomes probable that we will be required to perform under a guarantee, we accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The loss estimate is generally measured as the amount by which the contractual guaranteed value exceeds the fair market value or future lease cash flows of the underlying aircraft.
Accrued maintenance liability
Under our aircraft leases, the lessee is responsible for maintenance and repairs and other operating expenses related to the flight equipment during the term of the lease. When an aircraft is not subject to a lease, we may incur maintenance and repair expenses for our aircraft. Maintenance and repair expenses are recorded in leasing expenses, to the extent such expenses are incurred by us.
We may be obligated to make additional payments to the lessee for maintenance-related expenses, primarily related to usage of major life-limited components prior to commencement of the lease (“lessor maintenance contributions”). For all lease contracts, lessor maintenance contributions are recognized as leasing expenses when incurred. In the case we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.
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
Debt and deferred debt issuance costs
Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums, fair value adjustments and debt issuance costs, where applicable. The fair value adjustments reflect the application of the acquisition method of accounting to the debt assumed as part of the ILFC Transaction. We amortize the amount of discounts, premiums and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Revenue recognition
We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The difference between rental revenue recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities.
Lease agreements where base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate that existed at the commencement of the lease. Increases or decreases in lease payments that result from subsequent changes in the floating interest rate are considered contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change.
Our lease contracts normally include default covenants, which generally obligate the lessee to pay us damages to put us in the position we would have been in had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments. We cease revenue recognition on a lease contract when the collectability of rentals is no longer reasonably assured. For past-due rentals that exceed related security deposits held which have been recognized as revenue, we establish provisions on the basis of management’s assessment of collectability. Such provisions are recorded in leasing expenses.
Revenue from net investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in lease revenue.
Most of our lease contracts require rental payments in advance. Rental payments received but unearned are recorded as deferred revenue in our Consolidated Balance Sheets.
Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received sufficient maintenance rents to cover the total amount of estimated maintenance reimbursements during the remaining lease term.
In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipts of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash receipts.
The accrued maintenance liability existing at lease termination is recognized as lease revenue net of the MR contract maintenance rights asset. When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights asset balance and is included in net gain on sale of assets.
Net gain or loss on sale of assets is recognized when we sell aircraft and engines. The sale is recognized when control of the underlying aircraft transfers to the buyer and we no longer have significant ownership risk in the asset sold.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Pension
We operate defined benefit pension plans for a small number of our employees. These pension plans are no longer open to new participants. We recognize net periodic pension costs associated with these plans in selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded in AOCI. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we operate defined contribution plans for the employees who do not fall under the defined benefit pension plans. We recognize an expense for contributions to the defined contribution plans in selling, general and administrative expenses in the period the contributions are made.
Share-based compensation
Employees may receive AerCap share-based awards, consisting of restricted stock units or restricted stock. Share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date and is recognized on a straight-line basis over the requisite service period. Share-based compensation expense is classified in selling, general and administrative expenses.
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
Variable interest entities
We consolidate VIEs in which we have determined that we are the PB. We use judgment when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the PB. When determining which party is the PB, we perform an analysis which considers (i) the design of the VIE; (ii) the capital structure of the VIE; (iii) the contractual relationships between the variable interest holders; (iv) the nature of the VIE’s operations; and (v) the purposes and interests of all parties involved, including related parties. While we consider these factors, our conclusion about whether to consolidate ultimately depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE. We continually re-evaluate whether we are the PB for VIEs in which we hold a variable interest.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Recent accounting standards adopted during the year ended December 31, 2018:
Revenue from contracts with customers
In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract, including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.
We adopted the standard using the modified retrospective method on its required effective date of January 1, 2018. A significant majority of our revenues are not within the scope of the new guidance and its adoption did not have a material effect on our Consolidated Financial Statements or related disclosures.
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
We adopted the standard on its required effective date of January 1, 2018 and it did not have a material effect on our Consolidated Statements of Cash Flows.
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
We adopted the standard on its required effective date of January 1, 2018. We have revised the Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016 to reflect the adoption of this new standard. As a result, “Net cash used in investing activities” in the Consolidated Statements of Cash Flows now omits “Movement in restricted cash,” and that movement is now included within “Net increase (decrease) in cash, cash equivalents and restricted cash” for that period in order to conform to the current period’s presentation. Further details are disclosed in Note 4—Restricted cash.
Income taxes on intercompany sales and transfers of assets other than inventory
On January 1, 2018, we adopted a new accounting standard update which requires us to recognize the income tax effects of intercompany sales and transfers of assets other than inventory in the period in which the transfer occurs. Prior to adopting these new requirements, we deferred the income tax effects of these transfers until the asset was sold to an outside party. We adopted the new accounting standards update using the modified retrospective approach and recognized a cumulative adjustment to opening retained earnings of $1.2 million on January 1, 2018.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Future application of accounting standards:
Lease accounting
In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current standard.
The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either the effective date of the new standard or the beginning of the entity’s comparative period presented in the financial statements as the date of initial application. We will adopt the standard on its required effective date of January 1, 2019, using the effective date as our date of initial application. Upon adoption, we expect to recognize additional lease-related assets and liabilities of approximately $60 million.
Allowance for credit losses
In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosures, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Consolidated Balance Sheets and Consolidated Income Statements.
4. Restricted cash
Our restricted cash balance was $211.0 million and $364.5 million as of December 31, 2018 and 2017, respectively, and was primarily related to our ECA and Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 14—Debt.
The following is a reconciliation of cash, cash equivalents and restricted cash as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Cash and cash equivalents	$1,204,018	$1,659,669
Restricted cash	211,017	364,456
Total cash, cash equivalents and restricted cash	$1,415,035	$2,024,125

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
Net book value at beginning of period	$32,396,827	$31,501,973
Additions	5,877,691	5,276,715
Depreciation	(1,649,710)	(1,690,753)
Disposals and transfers to held for sale	(1,417,825)	(2,281,401)
Transfers to net investment in finance and sales-type leases/inventory	(115,330)	(352,714)
Impairment (Note 23)	(39,318)	(54,331)
Other	—	(2,662)
Net book value at end of period	$35,052,335	$32,396,827

Accumulated depreciation as of December 31, 2018 and 2017, respectively	$(6,850,869)	$(6,067,084)
6. Net investment in finance and sales-type leases
Components of net investment in finance and sales-type leases as of December 31, 2018 and 2017 were as follows:

	As of December 31,
	2018	2017
Future minimum lease payments to be received	$792,265	$865,456
Estimated residual values of leased flight equipment (unguaranteed)	528,916	498,894
Less: Unearned income	(317,895)	(368,661)
	$1,003,286	$995,689
As of December 31, 2018, future minimum lease payments to be received on finance and sales-type leases were as follows:

Future minimum lease payments to be received
2019	$150,384
2020	129,698
2021	113,958
2022	93,787
2023	75,843
Thereafter	228,595
$792,265

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Maintenance rights	$1,088,246	$1,464,599
Lease premium, net	24,944	37,259
	$1,113,190	$1,501,858
Movements in maintenance rights during the years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
Maintenance rights at beginning of period	$1,464,599	$2,117,034
EOL and MR contract maintenance rights expense	(157,792)	(355,845)
MR contract maintenance rights write-off due to maintenance liability release	(29,656)	(77,494)
EOL contract maintenance rights write-off due to cash receipt	(99,671)	(106,433)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(89,234)	(112,663)
Maintenance rights at end of period	$1,088,246	$1,464,599
The following tables present details of lease premium and related accumulated amortization as of December 31, 2018 and 2017:

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$73,300	$(48,356)	$24,944

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$77,977	$(40,718)	$37,259
Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the years ended December 31, 2018, 2017 and 2016, we recorded amortization expense for lease premium of $10.6 million, $13.6 million and $19.8 million, respectively.
As of December 31, 2018, the estimated future amortization expense for lease premium was as follows:

Estimated amortization expense
2019	$9,692
2020	7,405
2021	5,394
2022	914
2023	712
Thereafter	827
$24,944

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Intangibles (Continued)
Other intangibles
Other intangibles consisted of the following as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Goodwill	$58,094	$58,094
Customer relationships, net	261,941	283,118
Contractual vendor intangible assets	8,535	10,606
Tradename, net	—	3,694
	$328,570	$355,512
The following tables present details of customer relationships and tradename and related accumulated amortization as of December 31, 2018 and 2017:

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(98,059)	$261,941
Tradename	40,000	(40,000)	—
	$400,000	$(138,059)	$261,941

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(76,882)	$283,118
Tradename	40,000	(36,306)	3,694
	$400,000	$(113,188)	$286,812
During the years ended December 31, 2018, 2017 and 2016, we recorded amortization expense for customer relationships and tradename of $24.9 million, $31.2 million and $31.9 million, respectively.
During the years ended December 31, 2018, 2017 and 2016, we utilized $2.1 million, $10.4 million and $17.8 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.
As of December 31, 2018, the estimated future amortization expense for customer relationships was as follows:

Estimated amortization expense
2019	$21,176
2020	21,176
2021	21,176
2022	21,176
2023	21,176
Thereafter	156,061
$261,941

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
As of December 31, 2018, seven aircraft with a total net book value of $184.1 million met the held for sale criteria and were classified as flight equipment held for sale. Aggregate maintenance and security deposit amounts received from the lessee of approximately $27 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.
As of December 31, 2017, 18 aircraft with a total net book value of $630.8 million were classified as flight equipment held for sale in our Consolidated Balance Sheet. During the first quarter of 2018, the sale of 12 of those aircraft closed and one aircraft was reclassified to flight equipment held for operating leases. The sale of the remaining five aircraft closed during the second quarter of 2018.
9. Other assets
Other assets consisted of the following as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Inventory	$30,971	$38,972
Debt issuance costs	36,814	43,241
Lease incentives	251,961	213,684
Other receivables	220,289	351,925
Investments (Note 10)	132,113	122,946
Notes receivables	58,994	22,497
Derivative assets (Note 11)	69,105	48,896
Other tangible fixed assets	29,151	31,114
Straight-line rents, prepaid expenses and other	79,792	106,655
	$909,190	$979,930

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

10. Investments
Investments accounted for under the equity method of accounting consisted of the following as of December 31, 2018 and 2017:

	% Ownership as of December 31, 2018	As of December 31,
		2018	2017
AerDragon	16.7	$65,920	$61,706
AerLift	39.3	47,644	44,930
ACSAL	19.4	15,248	14,197
		$128,812	$120,833
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $48.2 million and $40.2 million as of December 31, 2018 and 2017, respectively. We also have an investment in Peregrine of $3.3 million and $2.1 million as of December 31, 2018 and 2017, respectively, which is accounted for in accordance with the cost method of accounting. Please refer to Note 26—Variable interest entities for further details.
11. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of December 31, 2018, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2018 and 2017, we had cash collateral of $5.5 million and $3.7 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2018 or 2017.
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
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2018 and 2017:

	As of December 31,
	2018		2017
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$2,523,500	$32,547	$2,721,000	$25,021
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$1,900,957	$36,558	$1,830,785	$23,875
Total derivative assets		$69,105		$48,896

(a)	The notional amount is reported as nil for caps and swaps where the effective date has not yet commenced.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Derivative financial instruments (Continued)

	As of December 31,
	2018		2017
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$1,375,000	$29,321	$—	$—
Total derivative liabilities		$29,321		$—

(a)	The notional amount is reported as nil for swaps where the effective date has not yet commenced.
We recorded the following in other comprehensive income related to derivative financial instruments for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$(16,639)	$17,049	$6,846
Income tax effect	2,080	(2,131)	(856)
Net changes in cash flow hedges, net of tax	$(14,559)	$14,918	$5,990
We expect to reclassify approximately $11 million from AOCI as a reduction to interest expense in our Consolidated Income Statements over the next 12 months. The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Consolidated Income Statements for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps	$5,158	$(14,178)	$(1,628)
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	6,874	—	—
Effect from derivatives on interest expense	$12,032	$(14,178)	$(1,628)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Accounts payable and accrued expenses	$294,251	$307,391
Deferred revenue	421,542	452,846
Accrued interest	262,559	254,865
Derivative liabilities (Note 11)	29,321	—
Guarantees (Note 28)	2,272	2,272
	$1,009,945	$1,017,374
13. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
Accrued maintenance liability at beginning of period	$2,461,799	$2,750,576
Maintenance payments received	743,256	756,314
Maintenance payments returned	(459,326)	(523,403)
Release to income upon sale	(261,240)	(275,360)
Release to income other than upon sale	(228,081)	(302,408)
Lessor contribution, top ups and other	(27,581)	42,379
Interest accretion	8,667	13,701
Accrued maintenance liability at end of period	$2,237,494	$2,461,799

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt

As of December 31, 2018, the principal amount of our outstanding indebtedness totaled $29.5 billion, which excluded fair value adjustments of $175.1 million and debt issuance costs and debt discounts of $160.6 million, and our undrawn lines of credit were approximately $8.1 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2018, we remained in compliance with the financial covenants across our various debt obligations. All of our debt is redeemable by AerCap, unless otherwise stated.
The following table provides a summary of our indebtedness as of December 31, 2018 and 2017:

	As of December 31,
	2018						2017
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$4,900,000	$—	$4,900,000	6.69%	2019 - 2022	$5,670,000
AerCap Trust & AICDC Notes		10,749,864	—	10,749,864	4.08%	2019 - 2028	8,399,864
Asia Revolving Credit Facility		950,000	750,000	200,000	4.01%	2022	300,000
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2021	—
Other unsecured debt		1,326,000	166,000	1,160,000	4.16%	2020 - 2023	550,000
Fair value adjustment		NA	NA	177,450	NA	NA	286,426
TOTAL UNSECURED		21,925,864	4,916,000	17,187,314			15,206,290
Secured
Export credit facilities	32	849,372	—	849,372	2.69%	2019 - 2030	1,241,262
Senior Secured Notes		—	—	—	—	—	1,275,000
Institutional secured term loans & secured portfolio loans	280	9,097,528	1,564,500	7,533,028	4.28%	2020 - 2030	6,253,431
AerFunding Revolving Credit Facility	16	2,500,000	1,580,516	919,484	4.39%	2022	878,424
Other secured debt (b)	70	1,633,099	—	1,633,099	4.50%	2019 -2036	2,139,360
Fair value adjustment		NA	NA	(2,103)	NA	NA	31,482
TOTAL SECURED		14,079,999	3,145,016	10,932,880			11,818,959
Subordinated
ECAPS Subordinated Notes		1,000,000	—	1,000,000	4.65%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt issued by joint ventures		48,234	—	48,234	—	2019 - 2020	55,780
Fair value adjustment		NA	NA	(225)	NA	NA	(229)
TOTAL SUBORDINATED		1,548,234	—	1,548,009			1,555,551
Debt issuance costs and debt discounts		NA	NA	(160,616)	NA	NA	(160,061)
	398	$37,554,097	$8,061,016	$29,507,587			$28,420,739

(a)
The weighted average interest rate for our floating rate debt is calculated based on the applicable U.S. dollar LIBOR rate as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs and debt discounts. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.

(b)	In addition to the aircraft, 64 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

As of December 31, 2018, all debt was guaranteed by AerCap with the exception of the AerFunding Revolving Credit Facility, the Glide Funding term loan facility and $137.8 million of debt included in other secured debt that is limited recourse in nature.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs and debt discounts) as of December 31, 2018 were as follows:

Maturities of debt financing (a)
2019	$4,108,660
2020	4,008,209
2021	3,783,405
2022	7,246,201
2023	3,414,995
Thereafter	6,931,611
$29,493,081

(a)	For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Contractual obligations”.
During the years ended December 31, 2018, 2017 and 2016, we recorded amortization expense for debt issuance costs and debt discounts of $64.2 million, $65.4 million and $55.8 million, respectively. The unamortized debt issuance costs and debt discounts as of December 31, 2018 are expected to be amortized through 2045.
ILFC Legacy Notes
The following table provides a summary of the outstanding senior unsecured notes issued by ILFC prior to the ILFC Transaction (the “ILFC Legacy Notes”) as of December 31, 2018:

Maturities of ILFC Legacy Notes
2019	$2,000,000
2020	1,000,000
2021	500,000
2022	1,400,000
$4,900,000
All of the ILFC Legacy Notes bear interest at fixed rates ranging from 4.625% to 8.625%. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.
The indentures governing the ILFC Legacy Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iii) designate restricted subsidiaries as unrestricted subsidiaries or designate unrestricted subsidiaries; (iv) make investments in or transfer assets to unrestricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

AerCap Trust & AICDC Notes
From time to time since the completion of the ILFC Transaction, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”). The proceeds from these offerings have been used for general corporate purposes.
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2018:

Maturities of AGAT/AICDC Notes
2019	$1,099,864
2020	1,500,000
2021	1,900,000
2022	2,100,000
2023	1,200,000
Thereafter	2,950,000
$10,749,864
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 3.3% to 5.0%.
In January 2019, AerCap Trust and AICDC co-issued $700.0 million aggregate principal amount of 4.45% senior notes due 2021 and $400.0 million aggregate principal amount of 4.875% senior notes due 2024. The proceeds from the offering were used for general corporate purposes.
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. and by AerCap Ireland, AerCap Aviation Solutions, ILFC and AerCap U.S. Global Aviation LLC. Except as described below, the AGAT/AICDC Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICDC Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date.
The indentures governing the AGAT/AICDC Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to incur liens on assets and to consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the AGAT/AICDC Notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

Revolving credit facilities
Asia Revolving Credit Facility
In December 2015, AerCap entered into an unsecured revolving and term loan agreement (the “Asia Revolver”).
In March 2018, we entered into a new Asia Revolver which increased the size of the facility to $950.0 million and extended the maturity to March 2022, and the previous facility was cancelled. The interest rate for borrowings under the facility is LIBOR plus a margin of 1.55%.
Citi Revolving Credit Facility
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver”). In 2017, the facility was upsized twice and the maturity of the facility was extended to February 2021. In February 2018, the facility was further upsized to $4.0 billion. The interest rate for borrowings under the facility is LIBOR plus a margin of 1.50%.
The obligations under the Asia Revolver and the Citi Revolver are guaranteed by AerCap and certain of its subsidiaries. Availability of borrowings under the Asia Revolver and the Citi Revolver is subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portions of the commitment amounts.
Both the Asia Revolver and the Citi Revolver contain covenants customary for unsecured financings of this type, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders’ equity, a minimum fixed charge coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness.
The facilities also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.
AIG Revolving Credit Facility
In June 2018, we terminated the AIG Revolving Credit Facility, which had a maturity date of October 2019.
Export credit facilities
The following table provides details regarding the terms of our outstanding export credit facilities:

	As of December 31, 2018
	Collateral (Number of aircraft)	Amount outstanding	Weighted average interest rate	Maturity
European ECA facilities	28	$682,410	2.94%	2019 - 2030
US Ex-Im facilities	4	166,962	1.66%	2022 - 2025
	32	$849,372
The principal amounts under the export credit facilities amortize over ten to 12-year terms. The export credit facilities require that SPEs controlled by the respective borrowers hold legal title to the financed aircraft. Obligations under the export credit facilities are secured by, among other things, a pledge of the shares of the SPEs.
The obligations under the export credit facilities are guaranteed by AerCap and certain of its subsidiaries, as well as various export credit agencies.
Senior Secured Notes
In August 2010, ILFC issued $3.9 billion of senior secured notes in three tranches, including a final $1.275 billion tranche that matured and was repaid in full in September 2018.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

Institutional secured term loans & secured portfolio loans
The following table provides details regarding the terms of our outstanding institutional secured term loans and secured portfolio loans:

	Collateral (Number of aircraft) (a)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate	Maturity
Institutional secured term loans
Hyperion	94	$1,500,000	$—	$1,500,000	4.55%	2023
Vancouver	56	750,000	—	750,000	4.55%	2022
Secured portfolio loans
Scandium	7	772,981	173,500	599,481	4.37%	2025
Temescal	49	666,969	—	666,969	4.76%	2023
Celtago	13	659,203	—	659,203	3.37%	2024
Celtago II	13	580,736	—	580,736	3.90%	2022
BlowFishFunding	9	533,108	—	533,108	4.34%	2022
Iridium	8	519,111	—	519,111	4.11%	2024
Other secured facilities	31	3,115,420	1,391,000	1,724,420	4.20%	2020 - 2030
	280	$9,097,528	$1,564,500	$7,533,028

(a)	These loans are secured by a combination of aircraft and the equity interests in the borrower and certain SPE subsidiaries of the borrower that own the aircraft.
Institutional secured term loans
The Hyperion and Vancouver institutional term loans were originally entered into in 2014 and 2012, respectively. The obligations of the respective borrowers of each loan are guaranteed by AerCap and certain of its subsidiaries.
The Hyperion and Vancouver loans each contain customary covenants and events of default for financings of this type, including covenants that limit the ability of the subsidiary borrowers and their subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrowers and their subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.
Secured portfolio loans
The obligations of each of the respective borrowers under each loan are guaranteed by AerCap and certain of its subsidiaries.
These loans contain customary covenants and events of default for financings of this type, including covenants that limit the ability of the borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors and the borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets or enter into transactions with affiliates.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

AerFunding Revolving Credit Facility
AerFunding 1 Limited (“AerFunding”) is a SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility that was subsequently increased in 2017 to $2.5 billion.
In August 2017, the facility was amended to allow for a three-year revolving period, effective December, 2017. Following the revolving credit period, which expires in 2020, there is a two-year term out period to December 2022. The maturity date of the AerFunding Revolving Credit Facility is December 2022.
Borrowings under the AerFunding Revolving Credit Facility bear interest based on the Eurodollar rate plus the applicable margin. The following table presents the applicable margin for the borrowings under the AerFunding Revolving Credit Facility during the periods specified:

Applicable margin
Borrowing period	2.00%
Period from December 2020 to December 2021	2.75%
Period from December 2021 to December 2022	3.50%
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
Other secured debt
AerCap has entered into a number of financings, provided by a range of banks and non-bank financial institutions, to fund the purchase of aircraft and for general corporate purposes.
The majority of the financings are guaranteed by AerCap and are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft and, in certain cases, a mortgage on the applicable aircraft. All of our financings contain affirmative covenants customary for secured financings of this type.
ECAPS Subordinated Notes
In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. Both the $400.0 million and $600.0 million tranches have a floating interest rate, with margins of 1.80% and 1.55% respectively, plus the highest of three-month LIBOR, ten-year constant maturity U.S. Treasury, and 30-year constant maturity U.S. Treasury.
The ECAPS contain customary financial tests, including a minimum ratio of equity to total managed assets and a minimum fixed charge coverage ratio. Failure to comply with these financial tests will result in a “mandatory trigger event.” If a mandatory trigger event occurs and we are unable to raise sufficient capital in a manner permitted by the terms of the subordinated debt to cover the next interest payment on the subordinated debt, a “mandatory deferral event” will occur, requiring us to defer all interest payments and prohibiting the payment of cash dividends on AerCap Trust’s or ILFC’s capital stock or its equivalent until both financial tests are met or we have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.
Upon consummation of the ILFC Transaction, the subordinated notes were assumed by AerCap Trust, and AerCap and certain of its subsidiaries became guarantors. ILFC remains a co-obligor under the indentures governing the subordinated notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

Junior Subordinated Notes
In June 2015, AerCap Trust issued $500.0 million of junior subordinated notes due 2045 (the “Junior Subordinated Notes”). The Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.5%, and beginning in June 2025, will bear interest at a floating rate of three-month LIBOR plus 4.3%.
We may defer any interest payments on the Junior Subordinated Notes for up to five consecutive deferral periods. At the end of five years following the commencement of any deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. The Junior Subordinated Notes are guaranteed by AerCap and certain of its subsidiaries.
We may at our option redeem the Junior Subordinated Notes before their maturity in whole or in part, at any time and from time to time, on or after June 15, 2025 at 100% of their principal amount plus any accrued and unpaid interest thereon. We may redeem the Junior Subordinated Notes prior to such date in whole, but not in part, upon a rating agency event (at the make-whole redemption price), upon certain tax events (at 100% of their principal amount plus any accrued and unpaid interest thereon) and upon a change of control triggering event (at 101% of their principal amount plus any accrued and unpaid interest thereon). In the event that we do not redeem the Junior Subordinated Notes in connection with a change of control triggering event, the then-applicable annual interest rate borne by the Junior Subordinated Notes will increase by 5.0%.
The Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of AerCap Trust’s future equally ranking junior subordinated indebtedness, if any, and are subordinate and junior in right of payment to all of AerCap Trust’s existing and future senior indebtedness.
Subordinated debt issued by joint ventures
In 2008 and 2010, AerCap and our joint venture partner each purchased subordinated loan notes issued by the joint ventures. The subordinated debt held by AerCap is eliminated in consolidation of the joint ventures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Income taxes

Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally Ireland, the United States, and the Netherlands.
The following table presents our provision for income taxes by tax jurisdiction for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Deferred tax expense (benefit)
Ireland	$140,621	$144,532	$141,364
United States	6,510	56,650	(41,163)
The Netherlands	4,136	(7,470)	(8,346)
Other	8,881	(14,188)	14,124
	160,148	179,524	105,979
Deferred tax (benefit) expense related to a (decrease) increase in changes in valuation allowance of deferred tax assets
Ireland	368	1,366	1,562
United States	(2,838)	(29,147)	54,056
The Netherlands	(2,302)	(8,518)	12,843
Other	(7,788)	13,796	(13,100)
	(12,560)	(22,503)	55,361
Current tax (benefit) expense
Ireland	(27)	5,606	4,730
United States	(3,691)	(1,659)	3,166
The Netherlands	(307)	717	1,164
Other	516	3,033	3,096
	(3,509)	7,697	12,156
Provision for income taxes	$144,079	$164,718	$173,496
The following table provides a reconciliation of the statutory income tax expense to provision for income taxes for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018		2017		2016
Income tax expense at statutory income tax rate of 12.5%	$143,866		$154,484		$150,050

Permanent differences	1,016	(a)	23,737	(b)	29,057	(c)
Foreign rate differential	(803)		(13,503)		(5,611)
	213		10,234		23,446
Provision for income taxes	$144,079		$164,718		$173,496

(a)	The 2018 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

(b)
The 2017 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, impacts of the change in tax rate in the United States, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

(c)
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Income taxes (Continued)

The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31, 2018
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,163,574	12.5%	0.0%	$—
United States	(85)	22.0%	9.5%	(8)
The Netherlands	6,108	25.0%	12.5%	764
Other	(10,977)	26.7%	14.2%	(1,559)
Taxable income	$1,158,620			$(803)
Permanent differences (c)	(7,687)
Income from continuing operations before income tax	$1,150,933

	Year Ended December 31, 2017
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,212,029	12.5%	0.0%	$—
United States	72,390	35.7%	23.2%	16,744
The Netherlands	(61,086)	25.0%	12.5%	(7,636)
Isle of Man	185,882	0.0%	(12.5)%	(23,235)
Other	9,138	19.3%	6.8%	624
Taxable income	$1,418,353			$(13,503)
Permanent differences (d)	(182,481)
Income from continuing operations before income tax	$1,235,872

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Income taxes (Continued)

	Year Ended December 31, 2016
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,151,387	12.5%	0.0%	$—
United States	44,238	36.3%	23.8%	10,529
The Netherlands	37,580	25.0%	12.5%	4,698
Isle of Man	181,286	0.0%	(12.5)%	(22,661)
Other	18,989	22.1%	9.6%	1,823
Taxable income	$1,433,480			$(5,611)
Permanent differences (e)	(233,084)
Income from continuing operations before income tax	$1,200,396

(a)	The local statutory income tax expense for our significant tax jurisdictions (Ireland, the United States and the Netherlands) does not differ from the actual income tax expense.

(b)	The tax variance as a result of global activities is primarily caused by our operations in countries with a higher or lower statutory tax rate than the statutory tax rate in Ireland.

(c)	The 2018 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

(d)
The 2017 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, impacts of the change in tax rate in the United States, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

(e)
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
The following tables provide details regarding the principal components of our deferred income tax liabilities and assets by jurisdiction as of December 31, 2018 and 2017:

	As of December 31, 2018
	Ireland	United States	The Netherlands	Other	Total
Depreciation/Impairment	$(1,612,534)	$254	$5,974	$(887)	$(1,607,193)
Intangibles	(7,011)	(6,108)	—	—	(13,119)
Interest expense	—	(126)	—	—	(126)
Accrued maintenance liability	(3,242)	4,509	—	—	1,267
Obligations under capital leases and debt obligations	(4,255)	—	—	—	(4,255)
Investments	—	(8,619)	—	—	(8,619)
Deferred losses on sale of assets	—	28,770	—	—	28,770
Accrued expenses	—	1,952	—	—	1,952
Valuation allowance	(3,296)	(57,145)	(15,938)	(15,919)	(92,298)
Losses and credits forward	996,676	62,351	28,770	23,018	1,110,815
Other	(77,973)	(1,324)	(1,760)	(2,454)	(83,511)
Net deferred income tax (liabilities) assets	$(711,635)	$24,514	$17,046	$3,758	$(666,317)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Income taxes (Continued)

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
The net deferred income tax liabilities as of December 31, 2018 of $666.3 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $138.3 million and as deferred income tax liabilities of $804.6 million.
The net deferred income tax liabilities as of December 31, 2017 of $522.7 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $151.2 million and as deferred income tax liabilities of $673.9 million.
The following table presents the movements in the valuation allowance for deferred income tax assets during the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
Valuation allowance at beginning of period	$104,858	$127,361
Decrease of allowance to income tax provision	(12,560)	(22,503)
Valuation allowance at end of period	$92,298	$104,858
As of December 31, 2018 and 2017, we had $29.8 million and $31.0 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2018, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our primary tax jurisdictions are Ireland, the United States and the Netherlands. Our tax returns are open for examination in Ireland from 2014 forward, in the United States from 2014 forward and in the Netherlands from 2013 forward.
Our policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of provision for income taxes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Income taxes (Continued)

Ireland
Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant loss carry forwards as of December 31, 2018 which give rise to deferred income tax assets. The availability of these loss carry forwards does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish tax assets and have not recognized a valuation allowance against such assets, with the exception of $3.3 million, as of December 31, 2018.
United States
Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Since the ILFC Transaction, we no longer file one consolidated federal income tax return. We have two distinct groups of U.S. companies that file consolidated returns. The blended federal and state tax rate applicable to our combined U.S. group was 22.0% for the year ended December 31, 2018. Due to a restructuring of activities in the U.S. ILFC/AeroTurbine group, which started in late 2015, we do not expect to generate sufficient sources of taxable income to realize a portion of our deferred income tax asset in the United States. The U.S. AerCap group is also not expected to generate sufficient sources of taxable income to realize a portion of its deferred income tax asset in the United States. Additionally, certain tax attributes are subject to annual limitations as a result of changes in ownership in 2015 as defined under Internal Revenue Code Section 382. Our U.S. federal net operating losses generated through December 31, 2017, expire between 2026 and 2038. Any U.S. federal net operating losses generated in tax years beginning after December 31, 2017 will have an unlimited carry forward period.
On December 22, 2017, the United States enacted new tax legislation (the “Tax Legislation”) that significantly revises the Internal Revenue Code of 1986, as amended. The Tax Legislation included, among other things, a reduction of the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the Tax Legislation, we reassessed our deferred tax assets and liabilities and recorded a tax expense in 2017 of approximately $22 million and do not expect any other provisions to have a material impact.
The Netherlands
The majority of our Dutch subsidiaries form one fiscal unity and are included in one consolidated tax filing. The current tax expense primarily arises due to the existence of interest bearing intercompany receivables. Deferred income tax is calculated using the Dutch corporate income tax rate which will decrease from the current rate of 25.0% to 22.55% in 2020 and 20.5% in 2021 and future years. In respect of the year ended December 31, 2018, tax losses in the Netherlands can generally be carried back one year and carried forward nine years before expiry. From January 1, 2019, tax losses can only be carried forward for six years.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Equity
The following table presents our share repurchase programs for the years ended December 31, 2018 and 2017:

Program approval date	Program end date	Authorized amount	Program completion date
February 2017	June 30, 2017	$350,000	June 12, 2017
May 2017	December 31, 2017	300,000	September 26, 2017
July 2017	March 31, 2018	250,000	December 14, 2017
October 2017	March 31, 2018	200,000	February 21, 2018
February 2018	June 30, 2018	200,000	May 14, 2018
April 2018	December 31, 2018	200,000	November 2, 2018
October 2018	March 31, 2019	200,000	January 9, 2019
December 2018	March 31, 2019	100,000	Not yet completed
In February 2019, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through September 30, 2019.
During the year ended December 31, 2018, we repurchased an aggregate of 13,928,287 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $52.17 per ordinary share.
Between January 1, 2019 and March 5, 2019, we repurchased an aggregate of 2,664,129 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $44.61 per ordinary share.
During the year ended December 31, 2018, our Board of Directors cancelled 16,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
Movements in AOCI for the years ended December 31, 2018 and 2017 were as follows:

	Net change in fair value of derivatives	Actuarial gain (loss) on pension obligations	Total
Balance as of December 31, 2016	$5,972	$(7,741)	$(1,769)
Total other comprehensive income	14,918	1,125	16,043
Balance as of December 31, 2017	$20,890	$(6,616)	$14,274
Total other comprehensive loss	(14,559)	(1,539)	(16,098)
Balance as of December 31, 2018	$6,331	$(8,155)	$(1,824)

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
AerCap equity grants
In March 2012, we implemented an equity incentive plan (the “Equity Incentive Plan 2012”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of shares available under the plan is equivalent to 8,064,081 Company shares. The Equity Incentive Plan 2012 is not open for equity awards to our directors.
On May 14, 2014, we implemented an equity incentive plan (the “Equity Incentive Plan 2014”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of shares available under the plan is equivalent to 4,500,000 Company shares. The Equity Incentive Plan 2014 is open for equity awards to our directors.
The Equity Incentive Plan 2014 replaced an equity incentive plan that was implemented in October 2006 (the “Equity Incentive Plan 2006”). The Equity Incentive Plan 2014, Equity Incentive Plan 2012 and Equity Incentive Plan 2006 are collectively referred to herein as “AerCap Equity Plans.” Prior awards remain in effect pursuant to their terms and conditions. The terms and conditions of the Equity Incentive Plan 2006 and the Equity Incentive Plan 2014 are substantially the same.
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three years and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards are granted after the year end and the number of awards granted is dependent on the Company’s actual performance relative to the U.S. GAAP EPS budget and the respective officer’s personal performance during the previous financial year. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes. Shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such shares to settle tax obligations, shall again be available under the AerCap Equity Plans.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Share-based compensation (Continued)

The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2018:

	Year Ended December 31, 2018
	Number of time-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of time-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	3,376,087	6,122,249	$46.85	$47.12
Granted (a)	960,381	1,205,937	51.44	51.50
Vested (b)	(1,955,812)	(4,693,902)	46.73	46.48
Forfeited	(75,454)	(140,977)	51.48	51.58
Number at end of period	2,305,202	2,493,307	$48.72	$50.18

(a)
Includes 1,922,128 shares of restricted stock granted under the AerCap Equity Plans, of which 1,474,697 shares of restricted stock were issued with the remaining 447,431 shares being withheld and applied to pay the taxes involved. As part of the 447,431 shares withheld to pay for taxes, 189,741 shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $9.8 million on the grant dates associated with these shares.

(b)
3,508,469 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 2,062,143 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 2,951,504 shares of restricted stock (2,120,185 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 189,741 shares were treated as granted and subsequently vested on the grant dates as described in (a) above.

The following table presents movements in the outstanding stock options under the Equity Incentive Plan 2006 (no options were granted under the Equity Incentive Plan 2012 or Equity Incentive Plan 2014) during the year ended December 31, 2018. All outstanding options under the Equity Incentive Plan 2006 have vested.

	Year Ended December 31, 2018
	Number of options	Weighted average exercise price ($)
Options outstanding at beginning of period	37,945	$13.02
Exercised	(7,531)	13.12
Options outstanding at end of period	30,414	$13.00
The amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company’s shares on the grant date and reflective of the probability of vesting. All outstanding options have been fully expensed.
We recognized share-based compensation expense of $95.2 million, $107.7 million and $102.8 million during the years ended December 31, 2018, 2017 and 2016, respectively. The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2019	$58.5
2020	42.0
2021	27.4
2022	10.9
2023	1.7

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
19. Geographic information
The following table presents (i) the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented; and (ii) the percentage of lease revenue attributable to Ireland, our country of domicile, based on each lessee’s principal place of business, for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018		2017		2016
	Amount	%	Amount	%	Amount	%
China (a)	$639,316	14.1%	$648,343	13.8%	$669,859	13.8%
United States	528,687	11.6%	568,999	12.1%	535,526	11.0%
Ireland	184,916	4.1%	120,500	2.6%	117,259	2.4%
Other countries (b)	3,184,174	70.2%	3,375,960	71.5%	3,544,979	72.8%
Total	$4,537,093	100.0%	$4,713,802	100.0%	$4,867,623	100.0%

(a)	Includes mainland China, Hong Kong and Macau.

(b)	No individual country within this category accounts for more than 10% of our lease revenue.
The following table presents (i) the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented; and (ii) the percentage of long-lived assets attributable to Ireland, our country of domicile, based on each lessee’s principal place of business, as of December 31, 2018 and 2017:

	As of December 31,
	2018		2017
	Amount	%	Amount	%
China (a)	$7,639,347	20.5%	$5,218,057	14.7%
United States	4,381,348	11.8%	4,816,416	13.6%
Ireland	1,606,918	4.3%	1,141,992	3.2%
Other countries (b)	23,627,529	63.4%	24,231,703	68.5%
Total	$37,255,142	100.0%	$35,408,168	100.0%

(a)	Includes mainland China, Hong Kong and Macau.

(b)	No individual country within this category accounts for more than 10% of our long-lived assets.
We lease and sell aircraft to airlines and others throughout the world and our trade and notes receivables are from entities located throughout the world. During the years ended December 31, 2018, 2017 and 2016, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Personnel expenses	$132,694	$156,726	$149,505
Share-based compensation	95,176	107,719	102,843
Travel expenses	21,790	19,774	21,201
Professional services	24,264	28,585	30,983
Office expenses	14,784	16,105	20,703
Directors’ expenses	3,169	3,345	3,051
Other expenses	13,349	16,037	22,726
	$305,226	$348,291	$351,012
21. Other income
Other income consisted of the following for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017		2016
Management fees	$14,539	$13,426		$18,298
Interest and other income	47,025	81,172	(a)	127,688	(b)
	$61,564	$94,598		$145,986

(a)	Includes income from lease terminations of $46.5 million.

(b)
Includes income from lease terminations of $63.2 million, net insurance proceeds of $54.2 million and a gain related to the repayment of a note receivable earlier than expected of $27.7 million. In addition, we incurred an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine’s parts inventory as a result of the AeroTurbine downsizing. Please refer to Note 24—AeroTurbine restructuring.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Lease revenue
Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft and engines as of December 31, 2018 were as follows:

Contracted minimum future lease payments receivable
2019	$4,085,052
2020	3,722,474
2021	3,434,494
2022	3,148,553
2023	2,861,153
Thereafter	10,555,593
$27,807,319
23. Asset impairment
Asset impairment consisted of the following for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Flight equipment held for operating leases (Note 5)	$39,318	$54,331	$78,335
Flight equipment held for sale	4,868	6,955	3,272
	$44,186	$61,286	$81,607

Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
During the years ended December 31, 2018, 2017 and 2016, we recognized impairment charges of $44.2 million, $61.3 million and $81.6 million, respectively, related to sales transactions and lease terminations. These impairments were more than offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
During the year ended December 31, 2016, we also recognized impairment charges for certain AeroTurbine intangible assets and leased engines. Please refer to Note 24—AeroTurbine restructuring for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. AeroTurbine restructuring
At the end of 2015, we decided to restructure and downsize the AeroTurbine business. Since we made this decision, AeroTurbine has reduced its debt and total assets by disposing of engines from its engine leasing portfolio as well as parts from its inventory.
During 2016, AeroTurbine entered into a letter of intent to sell its storage and maintenance facility located in Goodyear, Arizona, which resulted in a write-down of assets and associated intangible assets. We also completed a review of AeroTurbine’s engine leasing portfolio and identified specific engines for longer-term use and support of AerCap’s core aircraft leasing business, as well as the specific engines to be sold by AeroTurbine to third parties. As a result, we recognized impairments related primarily to older, out-of-production engines. The sale of the Goodyear operations and the engine portfolio review, together, triggered our decision in the second half of 2016, to accelerate the final phase of the AeroTurbine downsizing. We performed a review of AeroTurbine’s parts inventory, and during 2016, we recognized a lower of cost or market adjustment of $36.0 million based on current available market information. Please refer to Note 21—Other income.
During 2017, AeroTurbine completed the sale of its Goodyear operations and the AeroTurbine revolving credit facility was fully repaid and terminated. In addition, AeroTurbine executed an amendment to the existing lease agreement for its facility in Florida and, as a result, we recognized lease termination fees of $7.6 million.
We recorded the following charges in restructuring related expenses in our Consolidated Income Statements during the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Lease termination fees	$—	$7,645	$—
Severance expenses and other	—	4,298	19,801
Leased engines impairment	—	2,662	15,392
Other intangible assets impairment	—	—	14,868
Write-down of fixed assets and consumable inventory	—	—	3,328
	$—	$14,605	$53,389

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. Earnings per share
Basic EPS is calculated by dividing net income by the weighted average number of our ordinary shares outstanding, which excludes 2,429,442, 3,007,752 and 3,426,810 shares of unvested restricted stock as of December 31, 2018, 2017 and 2016, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 90,929, 509,677 and 152,314 for the years ended December 31, 2018, 2017 and 2016, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31,
	2018	2017	2016
Net income for the computation of basic EPS	$1,015,632	$1,076,151	$1,046,630
Weighted average ordinary shares outstanding—basic	145,162,220	161,059,552	185,514,370
Basic EPS	$7.00	$6.68	$5.64

	Year Ended December 31,
	2018	2017	2016
Net income for the computation of diluted EPS	$1,015,632	$1,076,151	$1,046,630
Weighted average ordinary shares outstanding—diluted	148,706,266	167,287,508	189,682,036
Diluted EPS	$6.83	$6.43	$5.52
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2018, 2017 and 2016 were as follows:

	As of December 31,
	2018	2017	2016
	Number of ordinary shares
Ordinary shares issued	151,847,345	167,847,345	187,847,345
Treasury shares	(9,172,681)	(14,855,244)	(11,600,191)
Ordinary shares outstanding	142,674,664	152,992,101	176,247,154
Shares of unvested restricted stock	(2,429,442)	(3,007,752)	(3,426,810)
Ordinary shares outstanding, excluding shares of unvested restricted stock	140,245,222	149,984,349	172,820,344

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Variable interest entities

We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.
During the year ended December 31, 2018, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2018 and 2017, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 14—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Variable interest entities (Continued)

AerCap Partners I
AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of December 31, 2018, AerCap Partners I had a portfolio consisting of six Boeing 737NG aircraft. As of December 31, 2018, AerCap Partners I had $14.8 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.
AerCap Partners 767
AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of December 31, 2018, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of December 31, 2018, AerCap Partners 767 had $4.5 million outstanding under a senior debt facility, which is limited recourse to us, and $32.6 million of subordinated debt outstanding, consisting of $16.3 million from us and $16.3 million from our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb the majority of the risks and rewards of the entity.
As of December 31, 2018, AerFunding had a portfolio consisting of one Airbus A320 Family aircraft, two Airbus A320neo Family aircraft, two Airbus A350 aircraft, six Boeing 737NG aircraft and five Boeing 787 aircraft. As of December 31, 2018, AerFunding had $919.5 million outstanding under a secured revolving credit facility and $349.2 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Carrying value of debt and equity investments	$132,113	$122,946
Debt guarantees	88,313	104,867
Maximum exposure to loss	$220,426	$227,813
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Variable interest entities (Continued)

AerDragon
AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned in equal parts by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide accounting related services to AerDragon.
As of December 31, 2018, AerDragon owned 28 narrowbody aircraft.
We have determined that AerDragon is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.
AerLift
AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of December 31, 2018 and 2017, we guaranteed debt of $88.3 million and $104.9 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.
As of December 31, 2018, AerLift owned four widebody aircraft.
We have determined that AerLift is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.
ACSAL
In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee.
As of December 31, 2018, ACSAL owned eight aircraft.
We have determined that ACSAL is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.
Peregrine
In December 2017, we invested in Peregrine, a vehicle established by NCB Capital for the purpose of acquiring a portfolio of aircraft from us. We have a 9.5% investment in Peregrine, and provide asset and lease management, insurance management, accounting and cash management services to Peregrine for a fee.
As of December 31, 2018, Peregrine owned 21 aircraft.
We have determined that Peregrine is a VIE in which we do not have control and are not the PB. We account for our equity investment in Peregrine under the cost method of accounting.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance. Our variable interest in these entities consists of aircraft management servicing fees.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Related party transactions
AerDragon
We provide accounting related services to AerDragon, for which we received a fee of $0.5 million, $0.5 million and $0.6 million during the years ended December 31, 2018, 2017 and 2016, respectively. In addition, we received a dividend of $1.7 million, $3.3 million and $1.7 million from AerDragon during the years ended December 31, 2018, 2017 and 2016, respectively.
ACSAL
We provide aircraft asset and lease management services to ACSAL, for which we received a fee of $0.5 million, $0.5 million and $0.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, we received a dividend of $1.1 million, $1.9 million and nil from ACSAL during the years ended December 31, 2018, 2017 and 2016, respectively.
AerLift
We provide a variety of management services to, and guarantee certain debt of, AerLift, for which we received a fee of $1.7 million, $1.8 million and $2.9 million during the years ended December 31, 2018, 2017 and 2016, respectively. In addition, we received dividends of $0.4 million, $3.0 million and $7.5 million from AerLift during the years ended December 31, 2018, 2017 and 2016, respectively.
AerCap Partners I
During the year ended December 31, 2018, we sold an aircraft to our joint venture partner in AerCap Partners I.
Purchase of shares
During 2018, an executive officer, Philip Scruggs, sold 227,201 shares to the Company at fair value on the date of the sale for an aggregate sale price of $12.6 million. Mr. Scruggs used the proceeds to pay his income taxes in connection with the vesting of his share awards in 2018.
28. Commitments and contingencies
Aircraft on order
As of December 31, 2018, we had commitments to purchase 363 new aircraft scheduled for delivery through 2023. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2018, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $2.3 billion.
Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.
Movements in prepayments on flight equipment during the years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
Prepayments on flight equipment at beginning of period	$2,930,303	$3,265,979
Prepayments made during the period	1,811,917	1,162,884
Interest paid and capitalized during the period	101,755	107,364
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,819,455)	(1,605,924)
Prepayments on flight equipment at end of period	$3,024,520	$2,930,303

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Commitments and contingencies (Continued)

The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2018:

	2019	2020	2021	2022	2023	Total
Purchase obligations (a)	$5,480,353	$4,806,447	$3,942,505	$2,529,114	$1,704,900	$18,463,319

(a)	Includes commitments to purchase 354 aircraft and nine purchase and leaseback transactions.
Leases
We have operating lease agreements with third parties for office space, company cars and office equipment and finance lease agreements for aircraft engines.
As of December 31, 2018, future minimum lease payment obligations under operating and finance lease agreements were as follows:

	Operating leases (a)	Finance leases (b)
2019	$9,181	$2,359
2020	9,305	2,515
2021	9,201	2,681
2022	9,262	2,857
2023	9,337	3,046
Thereafter	35,243	105,327
	$81,529	$118,785

(a)	Represents contractual payments on our office and facility leases.

(b)	Finance lease obligations are recorded in other secured debt.
Asset value guarantees
We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of December 31, 2018, two guarantees were outstanding.
We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the years ended December 31, 2018 or 2017.
As of December 31, 2018 and 2017, the carrying value of the asset value guarantee liability was nil. As of December 31, 2018, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $31.8 million.
Other guarantees
We guarantee the replacement lease rental cash flows of two sold aircraft, up to agreed maximum amounts for each aircraft. These guarantees expire in 2020. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts. As of December 31, 2018 and 2017, the carrying value of these guarantees was $2.3 million and $2.3 million, respectively, and was included in accounts payable, accrued expenses and other liabilities. As of December 31, 2018, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $10.5 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Commitments and contingencies (Continued)

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
VASP litigation
We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. On April 4, 2018, the Federal Supreme Court declined to accept our extraordinary appeal for trial. We appealed this decision on April 25, 2018.
On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. Different public prosecutors have issued conflicting opinions. The first public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor subsequently filed a new opinion that is less supportive of the VASP-appointed expert’s opinion, but the original public prosecutor then issued a third opinion consistent with the first one. On October 30, 2017, the court decided that VASP had suffered no damages. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.
In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Commitments and contingencies (Continued)

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered two judgments in favor of AerCap, awarding us aggregate damages in the amount of approximately $36.9 million. We subsequently applied to the STJ for an order ratifying the Irish judgments, so that they might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and ratified the Irish judgments.

AerCap has submitted both the Irish and the English judgments in the VASP bankruptcy; the bankruptcy court has required that the claims submitted limit interest on the judgments to that accrued on or before the commencement of VASP’s bankruptcy, which has resulted in claims of approximately $40 million for the English judgments and approximately $24 million for the Irish judgments.

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
Transbrasil litigation
In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.
In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.
Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.
In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Commitments and contingencies (Continued)

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.
In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ. The appellate panel rejected Transbrasil’s appeal in November 2016, preserving the October 2013 order. All appeals in respect of the Transbrasil Lawsuit have now concluded.
In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending.
Yemen Airways-Yemenia litigation
ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC’s motion to dismiss the Hassanati plaintiffs’ second complaint on November 22, 2016, and entered judgment in favor of ILFC. The Hassanati plaintiffs appealed and the appellate court rejected their appeal on September 17, 2018.

On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. On June 30, 2017, the parties to the Abdallah action executed a Master Settlement Agreement setting forth terms on which Yemenia’s insurance carrier proposes to settle the case with each claimant family. Upon the claimant families’ execution of individual release and discharge agreements and upon ILFC’s and Yemenia’s confirmation of a sufficient number of participating claimants, the claims by such participating claimants against ILFC and Yemenia in the Abdallah Action will be dismissed in exchange for payment from Yemenia’s insurance carrier. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.
29. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2018 and 2017, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018 and 2017:

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$69,105	$—	$69,105	$—

Liabilities
Derivative liabilities	$29,321	$—	$29,321	$—

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$48,896	$—	$48,896	$—
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
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Fair value measurements (Continued)

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
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
Sensitivity to changes in unobservable inputs
When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Fair value measurements (Continued)

All of our financial instruments are measured at amortized cost, other than derivatives which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,204,018		$1,204,018	$1,204,018	$—	$—
Restricted cash	211,017		211,017	211,017	—	—
Derivative assets	69,105		69,105	—	69,105	—
	$1,484,140		$1,484,140	$1,415,035	$69,105	$—
Liabilities
Debt	$29,668,203	(a)	$29,031,153	$—	$29,031,153	$—
Derivative liabilities	29,321		29,321	—	29,321	—
	$29,697,524		$29,060,474	$—	$29,060,474	$—

(a)	Excludes debt issuance costs and debt discounts.

	December 31, 2017
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,659,669		$1,659,669	$1,659,669	$—	$—
Restricted cash	364,456		364,456	364,456	—	—
Derivative assets	48,896		48,896	—	48,896	—
	$2,073,021		$2,073,021	$2,024,125	$48,896	$—
Liabilities
Debt	$28,580,800	(a)	$29,074,375	$—	$29,074,375	$—
	$28,580,800		$29,074,375	$—	$29,074,375	$—

(a)	Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Supplemental guarantor financial information
The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.
AGAT/AICDC Notes
From time to time since the completion of the ILFC Transaction, AerCap Trust and AICDC have co-issued additional senior unsecured notes. The proceeds from these offerings have been used for general corporate purposes. Please refer to Note 14—Debt for further details on the AGAT/AICDC Notes.
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions, ILFC and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).
The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2018 and 2017, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.
In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$3	$318	$6	$737	$140	$—	$1,204
Restricted cash	—	—	—	1	210	—	211
Flight equipment held for operating leases, net	—	9,455	—	3,317	22,280	—	35,052
Maintenance rights and lease premium, net	—	569	—	58	486	—	1,113
Flight equipment held for sale	—	26	—	—	158	—	184
Net investment in finance and sales-type leases	—	494	—	63	446	—	1,003
Prepayments on flight equipment	—	1,338	—	5	1,682	—	3,025
Investments including investments in subsidiaries	10,495	1,336	8,774	5,948	133	(26,553)	133
Intercompany receivables	130	17,305	67	12,325	5,375	(35,202)	—
Other assets	79	482	101	351	271	—	1,284
Total Assets	$10,707	$31,323	$8,948	$22,805	$31,181	$(61,755)	$43,209
Liabilities and Equity
Debt	$—	$17,257	$808	$8	$11,435	$—	$29,508
Intercompany payables	1,873	3,480	4,604	11,477	13,768	(35,202)	—
Other liabilities	6	1,791	2	688	2,333	—	4,820
Total liabilities	1,879	22,528	5,414	12,173	27,536	(35,202)	34,328

Total AerCap Holdings N.V. shareholders’ equity	8,828	8,795	3,534	10,565	3,659	(26,553)	8,828
Non-controlling interest	—	—	—	67	(14)	—	53
Total Equity	8,828	8,795	3,534	10,632	3,645	(26,553)	8,881
Total Liabilities and Equity	$10,707	$31,323	$8,948	$22,805	$31,181	$(61,755)	$43,209

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$21	$222	$14	$1,227	$176	$—	$1,660
Restricted cash	—	—	—	10	354	—	364
Flight equipment held for operating leases, net	—	10,461	—	1,959	19,977	—	32,397
Maintenance rights and lease premium, net	—	758	—	35	709	—	1,502
Flight equipment held for sale	—	168	—	—	463	—	631
Net investment in finance and sales-type leases	—	520	—	193	283	—	996
Prepayments on flight equipment	—	2,340	—	4	586	—	2,930
Investments including investments in subsidiaries	9,632	1,066	8,037	5,670	122	(24,405)	122
Intercompany receivables	128	14,495	80	9,989	5,281	(29,973)	—
Other assets	96	603	85	366	288	—	1,438
Total Assets	$9,877	$30,633	$8,216	$19,453	$28,239	$(54,378)	$42,040
Liabilities and Equity
Debt	$—	$17,098	$398	$24	$10,901	$—	$28,421
Intercompany payables	1,276	3,527	4,875	9,202	11,093	(29,973)	—
Other liabilities	22	1,950	—	471	2,537	—	4,980
Total liabilities	1,298	22,575	5,273	9,697	24,531	(29,973)	33,401

Total AerCap Holdings N.V. shareholders’ equity	8,579	8,058	2,943	9,684	3,721	(24,405)	8,580
Non-controlling interest	—	—	—	72	(13)	—	59
Total Equity	8,579	8,058	2,943	9,756	3,708	(24,405)	8,639
Total Liabilities and Equity	$9,877	$30,633	$8,216	$19,453	$28,239	$(54,378)	$42,040

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,499	$—	$289	$2,749	$—	$4,537
Net gain on sale of assets	—	53	—	18	130	—	201
Other income (loss)	63	648	3	719	275	(1,646)	62
Total Revenues and other income	63	2,200	3	1,026	3,154	(1,646)	4,800
Expenses
Depreciation and amortization	—	563	—	130	986	—	1,679
Asset impairment	—	4	—	9	31	—	44
Interest expense	—	886	169	290	1,183	(1,354)	1,174
Leasing expenses	—	112	—	50	285	—	447
Selling, general and administrative expenses	80	100	—	139	278	(292)	305
Total Expenses	80	1,665	169	618	2,763	(1,646)	3,649
(Loss) income before income taxes and income of investments accounted for under the equity method	(17)	535	(166)	408	391	—	1,151
Provision for income taxes	2	(67)	21	(54)	(47)	—	(145)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	11	—	11
Net (loss) income before income from subsidiaries	(15)	468	(145)	354	355	—	1,017
Income (loss) from subsidiaries	1,031	256	724	692	(718)	(1,985)	—
Net income (loss)	$1,016	$724	$579	$1,046	$(363)	$(1,985)	$1,017
Net income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to AerCap Holdings N.V.	$1,016	$724	$579	$1,046	$(364)	$(1,985)	$1,016

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,671	$—	$214	$2,829	$—	$4,714
Net gain on sale of assets	—	113	—	20	96	—	229
Other income (loss)	49	672	4	577	409	(1,617)	94
Total Revenues and other income	49	2,456	4	811	3,334	(1,617)	5,037
Expenses
Depreciation and amortization	—	630	—	87	1,010	—	1,727
Asset impairment	—	9	—	3	49	—	61
Interest expense	—	759	176	410	1,108	(1,341)	1,112
Leasing expenses	—	258	—	30	250	—	538
Restructuring related expenses	—	—	—	—	15	—	15
Selling, general and administrative expenses	97	105	—	135	287	(276)	348
Total Expenses	97	1,761	176	665	2,719	(1,617)	3,801
(Loss) income before income taxes and income of investments accounted for under the equity method	(48)	695	(172)	146	615	—	1,236
Provision for income taxes	6	(87)	21	(33)	(72)	—	(165)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	9	—	9
Net (loss) income before income from subsidiaries	(42)	608	(151)	113	552	—	1,080
Income (loss) from subsidiaries	1,118	167	774	831	(901)	(1,989)	—
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Net loss attributable to non-controlling interest	—	—	—	—	(4)	—	(4)
Net income (loss) attributable to AerCap Holdings N.V.	$1,076	$775	$623	$944	$(353)	$(1,989)	$1,076

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,016	$724	$579	$1,046	$(363)	$(1,985)	$1,017
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	(14)	—	—	(14)
Actuarial gain on pension obligations, net of tax	—	—	—	(2)	—	—	(2)
Total other comprehensive loss	—	—	—	(16)	—	—	(16)
Comprehensive income (loss)	1,016	724	579	1,030	(363)	(1,985)	1,001
Comprehensive income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,016	$724	$579	$1,030	$(364)	$(1,985)	$1,000

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	13	2	—	15
Actuarial loss on pension obligations, net of tax	—	—	—	—	1	—	1
Total other comprehensive income	—	—	—	13	3	—	16
Comprehensive income (loss)	1,076	775	623	957	(346)	(1,989)	1,096
Comprehensive income attributable to non-controlling interest	—	—	—	—	(4)	—	(4)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,076	$775	$623	$957	$(350)	$(1,989)	$1,092

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,016	$724	$579	$1,046	$(363)	$(1,985)	$1,017
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,031)	(256)	(724)	(692)	718	1,985	—
Depreciation and amortization	—	563	—	130	986	—	1,679
Asset impairment	—	4	—	9	31	—	44
Amortization of debt issuance costs and debt discount	—	18	5	2	39	—	64
Amortization of lease premium	—	2	—	—	10	—	12
Amortization of fair value adjustments on debt	—	(142)	—	—	(1)	—	(143)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	8	—	—	14	—	22
Maintenance rights write-off	—	118	—	18	151	—	287
Maintenance liability release to income	—	(59)	—	(33)	(136)	—	(228)
Net gain on sale of assets	—	(53)	—	(18)	(130)	—	(201)
Deferred income taxes	(2)	65	(21)	54	52	—	148
Other	52	(8)	—	56	34	—	134
Cash flow from operating activities before changes in working capital	35	984	(161)	572	1,405	—	2,835
Working capital	781	(228)	(255)	(231)	(62)	—	5
Net cash provided by (used in) operating activities	816	756	(416)	341	1,343	—	2,840
Purchase of flight equipment	—	(1,228)	—	(1,217)	(1,591)	—	(4,036)
Proceeds from sale or disposal of assets	—	759	—	245	819	—	1,823
Prepayments on flight equipment	—	(610)	—	—	(1,303)	—	(1,913)
Collections of finance and sales-type leases	—	36	—	20	39	—	95
Other	—	—	—	—	(22)	—	(22)
Net cash used in investing activities	—	(1,043)	—	(952)	(2,058)	—	(4,053)
Issuance of debt	—	2,383	510	36	2,661	—	5,590
Repayment of debt	—	(2,046)	(100)	(17)	(2,198)	—	(4,361)
Debt issuance costs paid	—	(21)	(2)	(1)	(34)	—	(58)
Maintenance payments received	—	245	—	86	412	—	743
Maintenance payments returned	—	(161)	—	(15)	(283)	—	(459)
Security deposits received	—	63	—	58	87	—	208
Security deposits returned	—	(80)	—	(39)	(102)	—	(221)
Dividend paid to non-controlling interest holders	—	—	—	—	(8)	—	(8)
Repurchase of shares and tax withholdings on share-based compensation	(834)	—	—	—	—	—	(834)
Net cash (used in) provided by financing activities	(834)	383	408	108	535	—	600
Net (decrease) increase in cash and cash equivalents	(18)	96	(8)	(503)	(180)	—	(613)
Effect of exchange rate changes	—	—	—	4	—	—	4
Cash, cash equivalents and restricted cash at beginning of period	21	222	14	1,237	530	—	2,024
Cash, cash equivalents and restricted cash at end of period	$3	$318	$6	$738	$350	$—	$1,415

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,118)	(167)	(774)	(831)	901	1,989	—
Depreciation and amortization	—	630	—	87	1,010	—	1,727
Asset impairment	—	9	—	3	49	—	61
Amortization of debt issuance costs and debt discount	—	14	5	5	41	—	65
Amortization of lease premium	—	4	—	—	10	—	14
Amortization of fair value adjustments on debt	—	(192)	—	—	(3)	—	(195)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	16	—	1	14	—	31
Maintenance rights write-off	—	282	—	13	245	—	540
Maintenance liability release to income	—	(100)	—	(23)	(179)	—	(302)
Net gain on sale of assets	—	(113)	—	(20)	(96)	—	(229)
Deferred income taxes	(7)	87	(19)	35	61	—	157
Restructuring related expenses	—	—	—	—	5	—	5
Other	62	9	—	45	5	—	121
Cash flow from operating activities before changes in working capital	13	1,254	(165)	259	1,714	—	3,075
Working capital	1,143	(163)	(272)	693	(1,336)	—	65
Net cash provided by (used in) operating activities	1,156	1,091	(437)	952	378	—	3,140
Purchase of flight equipment	—	(1,685)	—	(549)	(1,723)	—	(3,957)
Proceeds from sale or disposal of assets	—	893	—	137	749	—	1,779
Prepayments on flight equipment	—	(936)	—	—	(332)	—	(1,268)
Collections of finance and sales-type leases	—	49	—	33	10	—	92
Other	—	(36)	—	—	(2)	—	(38)
Net cash used in investing activities	—	(1,715)	—	(379)	(1,298)	—	(3,392)
Issuance of debt	—	2,431	400	—	2,765	—	5,596
Repayment of debt	—	(2,400)	—	(317)	(1,978)	—	(4,695)
Debt issuance costs paid	—	(28)	(13)	(3)	(37)	—	(81)
Maintenance payments received	—	251	—	65	440	—	756
Maintenance payments returned	—	(216)	—	(40)	(267)	—	(523)
Security deposits received	—	58	—	30	98	—	186
Security deposits returned	—	(79)	—	(11)	(98)	—	(188)
Repurchase of shares and tax withholdings on share-based compensation	(1,139)	—	—	—	—	—	(1,139)
Net cash (used in) provided by financing activities	(1,139)	17	387	(276)	923	—	(88)
Net (decrease) increase in cash and cash equivalents	17	(607)	(50)	297	3	—	(340)
Cash, cash equivalents and restricted cash at beginning of period	4	829	64	940	527	—	2,364
Cash, cash equivalents and restricted cash at end of period	$21	$222	$14	$1,237	$530	$—	$2,024

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors(a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,047	$919	$757	$842	$(441)	$(2,084)	$1,040
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,094)	(237)	(919)	(701)	867	2,084	—
Depreciation and amortization	—	770	—	72	949	—	1,791
Asset impairment	—	32	—	—	50	—	82
Amortization of debt issuance costs and debt discount	—	13	5	4	34	—	56
Amortization of lease premium	—	7	—	—	13	—	20
Amortization of fair value adjustments on debt	—	(330)	—	—	(6)	—	(336)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	33	—	2	20	—	55
Maintenance rights write-off	—	395	—	22	235	—	652
Maintenance liability release to income	—	(206)	—	(19)	(196)	—	(421)
Net gain on sale of assets	—	(33)	—	(6)	(100)	—	(139)
Deferred income taxes	(7)	98	(22)	28	64	—	161
Restructuring related expenses	—	—	—	—	34	—	34
Other	63	13	—	(7)	53	—	122
Cash flow from operating activities before changes in working capital	9	1,474	(179)	237	1,576	—	3,117
Working capital	1,002	911	181	(545)	(1,285)	—	264
Net cash provided by (used in) operating activities	1,011	2,385	2	(308)	291	—	3,381
Purchase of flight equipment	—	(594)	—	(298)	(2,001)	—	(2,893)
Proceeds from sale or disposal of assets	—	998	—	158	1,211	—	2,367
Prepayments on flight equipment	—	(937)	—	(9)	(1)	—	(947)
Collections of finance and sales-type leases	—	26	—	22	26	—	74
Other	—	—	—	(22)	—	—	(22)
Net cash used in investing activities	—	(507)	—	(149)	(765)	—	(1,421)
Issuance of debt	—	1,012	35	—	2,595	—	3,642
Repayment of debt	—	(2,825)	(35)	(8)	(2,346)	—	(5,214)
Debt issuance costs paid	—	(9)	—	(2)	(24)	—	(35)
Maintenance payments received	—	292	—	39	465	—	796
Maintenance payments returned	—	(234)	—	(30)	(241)	—	(505)
Security deposits received	—	57	—	25	120	—	202
Security deposits returned	—	(111)	—	(10)	(150)	—	(271)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(1,021)	—	—	—	—	—	(1,021)
Net cash (used in) provided by financing activities	(1,021)	(1,818)	—	14	408	—	(2,417)
Net increase (decrease) in cash and cash equivalents	(10)	60	2	(443)	(66)	—	(457)
Effect of exchange rate changes	—	—	—	(1)	—	—	(1)
Cash and cash equivalents at beginning of period	14	769	62	1,384	593	—	2,822
Cash, cash equivalents and restricted cash at end of period	$4	$829	$64	$940	$527	$—	$2,364

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

31. Subsequent events
In January 2019, AerCap Trust and AICDC co-issued $700.0 million aggregate principal amount of 4.45% senior notes due 2021 and $400.0 million aggregate principal amount of 4.875% senior notes due 2024. The proceeds from the offering were used for general corporate purposes.
In February 2019, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through September 30, 2019. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.