Form 20-F
period 2019-12-31
AerCap Holdings N.V.
filed 2020-03-05
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
Commission file number 001-33159
AerCap Holdings N.V.
(Exact name of Registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
+ 353 1 819 2010
(Address of principal executive offices)
Vincent Drouillard, AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland
Telephone number: +353 1 819 2010, Fax number: +353 1 672 0270
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	AER	The New York Stock Exchange
5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079	AER79	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary stock as of the close of the period covered by the annual report.

Ordinary Shares, Euro 0.01 par value	131,583,489
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

Large accelerated filer	☒	Accelerated filer	☐	Non accelerated filer (Do not check if a smaller reporting company)	☐	Emerging growth company	☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

TABLE OF SELECTED DEFINITIONS

ACSAL	Acsal Holdco, LLC
AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Ireland	AerCap Ireland Limited
AerCap Trust	AerCap Global Aviation Trust
AerDragon	AerDragon Aviation Partners Limited and Subsidiaries
AerLift	AerLift Leasing Limited and Subsidiaries
AICDC	AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standard Codification
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
EPS	Earnings per share
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
ILFC	International Lease Finance Corporation
ILFC Transaction	The purchase by AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, of 100% of ILFC’s common stock from AIG on May 14, 2014
IRS	Internal Revenue Service
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary
Peregrine	Peregrine Aviation Company Limited and Subsidiaries
ROU	Right-of-use
SEC	U.S. Securities and Exchange Commission
SPE	Special purpose entity
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS
This annual report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—Risk Factors—Risks related to our business,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•	the availability of capital to us and to our customers and changes in interest rates;

•	the ability of our lessees and potential lessees to make lease payments to us;

•	our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•	changes in the overall demand for commercial aircraft leasing and aircraft management services;

•	the effects of terrorist attacks on the aviation industry and on our operations;

•	the economic condition of the global airline and cargo industry and economic and political conditions;

•	development of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

•	competitive pressures within the industry;

•	the negotiation of aircraft management services contracts;

•	regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•	the risks set forth in “Item 3. Key Information—Risk Factors” included in this annual report.
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
Selected financial data
The following tables present AerCap Holdings N.V.’s selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. This information should be read in conjunction with AerCap Holdings N.V.’s audited Consolidated Financial Statements and related notes and “Item 5. Operating and Financial Review and Prospects.” The financial information presented as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 was derived from AerCap Holdings N.V.’s audited Consolidated Financial Statements included in this annual report. The financial information presented as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 was derived from AerCap Holdings N.V.’s audited Consolidated Financial Statements not included in this annual report.

Consolidated Balance Sheet Data

	As of December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars in thousands)
Assets
Cash and cash equivalents	$1,121,396	$1,204,018	$1,659,669	$2,035,447	$2,403,098
Restricted cash	178,951	211,017	364,456	329,180	419,447
Flight equipment held for operating leases, net	35,870,781	35,052,335	32,396,827	31,501,973	32,219,494
Maintenance rights and lease premium, net	809,615	1,113,190	1,501,858	2,167,925	3,139,045
Net investment in finance and sales-type leases	1,011,549	1,003,286	995,689	755,882	469,198
Prepayments on flight equipment	2,954,478	3,024,520	2,930,303	3,265,979	3,300,426
Other assets	1,802,474	1,600,549	2,191,342	1,564,067	1,798,791
Total Assets	$43,749,244	$43,208,915	$42,040,144	$41,620,453	$43,749,499
Liabilities and Equity
Debt	$29,486,131	$29,507,587	$28,420,739	$27,716,999	$29,641,863
Other liabilities	4,880,908	4,820,714	4,980,591	5,321,190	5,681,827
Total Liabilities	34,367,039	34,328,301	33,401,330	33,038,189	35,323,690
Total AerCap Holdings N.V. shareholders’ equity	9,314,897	8,828,048	8,579,710	8,524,447	8,348,963
Non-controlling interest	67,308	52,566	59,104	57,817	76,846
Total Equity	9,382,205	8,880,614	8,638,814	8,582,264	8,425,809
Total Liabilities and Equity	$43,749,244	$43,208,915	$42,040,144	$41,620,453	$43,749,499

Consolidated Income Statement Data

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	$4,281,260	$4,145,552	$4,194,224	$4,395,318	$4,635,776
Maintenance rents and other receipts	401,006	391,541	519,578	472,305	355,775
Lease revenue	4,682,266	4,537,093	4,713,802	4,867,623	4,991,551
Net gain on sale of assets	188,835	201,323	229,093	138,522	183,328
Other income	66,239	61,564	94,598	145,986	112,676
Total Revenues and other income	4,937,340	4,799,980	5,037,493	5,152,131	5,287,555
Expenses
Depreciation and amortization	1,676,121	1,679,074	1,727,296	1,791,336	1,843,003
Asset impairment	70,149	44,186	61,286	81,607	16,335
Interest expense	1,295,020	1,174,074	1,112,391	1,091,861	1,099,884
Leasing expenses	287,950	446,487	537,752	582,530	522,413
Restructuring related expenses	—	—	14,605	53,389	58,913
Selling, general and administrative expenses	267,458	305,226	348,291	351,012	381,308
Total Expenses	3,596,698	3,649,047	3,801,621	3,951,735	3,921,856
Income before income taxes and income of investments accounted for under the equity method	1,340,642	1,150,933	1,235,872	1,200,396	1,365,699
Provision for income taxes	(167,714)	(144,079)	(164,718)	(173,496)	(189,805)
Equity in net earnings of investments accounted for under the equity method	(6,151)	10,643	9,199	12,616	1,278
Net income	$1,166,777	$1,017,497	$1,080,353	$1,039,516	$1,177,172
Net (income) loss attributable to non-controlling interest	(21,083)	(1,865)	(4,202)	7,114	1,558
Net income attributable to AerCap Holdings N.V.	$1,145,694	$1,015,632	$1,076,151	$1,046,630	$1,178,730

Basic earnings per share	$8.51	$7.00	$6.68	$5.64	$5.78
Diluted earnings per share	$8.43	$6.83	$6.43	$5.52	$5.72

RISK FACTORS
Risks related to our business
We require significant capital to fund our business.
As of December 31, 2019, we had 299 new aircraft on order, which will require substantial aircraft purchase contract payments. Subsequent to December 31, 2019, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling aircraft.
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
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and aircraft purchases, or to sell assets, restructure or refinance our indebtedness, or seek additional capital, including through new types of debt, equity or hybrid securities. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our aircraft purchase commitments as they come due. Moreover, the issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders.
Despite our substantial indebtedness, we might incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, ECA-guaranteed financings, revolving credit facilities, securitizations, and other financings do not prohibit us from incurring additional debt. As of December 31, 2019, we had approximately $6.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $96.0 million and debt issuance costs, debt discounts and debt premium of $138.1 million, was approximately $29.5 billion as of December 31, 2019 (approximately 67% of our total assets as of December 31, 2019), and our interest payments, net of amounts capitalized, were $1.3 billion for the year ended December 31, 2019. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenue generated from leases with lease rates tied to floating interest rates. During the year ended December 31, 2019, approximately 4.5% of our basic lease rents from aircraft under operating leases was derived from such leases. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates than if no interest rate decrease had occurred and our lease revenue will be adversely affected.
In addition, we are party to certain debt instruments, derivative contracts and leases that use LIBOR as a benchmark rate. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. As a result, the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. The U.S. Federal Reserve and the Bank of England have begun publishing a Secured Overnight Funding Rate and a reformed Sterling Overnight Index Average, respectively, which are currently intended to serve as alternative reference rates to LIBOR. Plans for alternative reference rates for other currencies are also being discussed, such as the Swiss Average Rate Overnight and the Tokyo Overnight Average Rate. The discontinuation, reform or replacement of LIBOR with other benchmark rates may disrupt the broader financial markets. LIBOR’s potential discontinuation, reform or replacement could negatively impact our interest expense, and hedging transactions that we use in respect of floating rate instruments may not be effective to protect us against any negative impact. Although certain of our LIBOR-based debt instruments provide alternative methods for calculating interest rates in the event that LIBOR is discontinued, these alternative methods may require us to negotiate further with our lenders and amend the existing debt documents. For other LIBOR-based debt instruments and leases, we may pursue amendments to provide for a transition mechanism or other reference rate in anticipation of LIBOR’s discontinuation, but we may not be able to reach an agreement with our lenders or other counterparties with respect to any such amendments.

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
Certain of our indentures, term loan facilities, ECA-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit or prohibit our ability to, among other things:

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
Our results depend on our ability to consistently acquire strategically attractive aircraft, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring new aircraft, we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our aircraft are returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the aircraft. Because our leases are predominantly operating leases, only a portion of an aircraft’s value is recovered by the revenues generated from the lease and we may not be able to realize the aircraft’s residual value after lease expiration.
Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft will depend on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease and disposition. In addition to factors linked to the aviation industry in general, other factors that may affect our ability to generate adequate returns from our aircraft include the maintenance and operating history of the airframe and engines, the number of operators using the particular type of aircraft, and aircraft age.
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
In addition, recent and future political developments, including the trade dispute between the U.S. and China and other developments as a result of the policies of the current U.S. presidential administration or policies pursued in Europe, could result in increased regulation of trade, which could adversely impact demand for aircraft.

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
Aircraft values and lease rates have occasionally experienced sharp decreases due to a number of factors, including, but not limited to, manufacturer delivery delays, decreases in passenger air travel and air cargo demand, changes in fuel costs, inflation, government regulation and changes in interest rates. As an example, the continued grounding of the Boeing 737 MAX has affected our ability to lease these aircraft and, together with potential reputational damage pertaining to the aircraft, may continue to affect our ability to lease these aircraft in the future and result in lower future lease rates, and residual values for these aircraft. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft, including:

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

The failure of an aircraft or engine manufacturer to meet its delivery obligations to us could negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and a limited number of engine manufacturers. As a result, we are dependent on these manufacturers remaining financially stable, producing aircraft which meet our lessees’ requirements and fulfilling contractual obligations they have to us.
When the manufacturers do not respond to changes in the market environment, bring aircraft to market that do not meet our lessees’ expectations or fail to fulfill contractual obligations they have to us, we may experience:

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

•
reduced demand for a particular manufacturer's aircraft as a result of poor customer support or reputational damage to such manufacturer, thereby reducing the demand for those aircraft or engines in our fleet and reduced market lease rates and residual aircraft values for those aircraft and engines;

•
a reduction in our competitiveness due to deep discounting by the aircraft or engine manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket for lease or sell at a profit, some of the aircraft in our fleet; and

•
technical or other difficulties with aircraft or engines after delivery that subject aircraft to operating restrictions or groundings, resulting in a decline in value and lease rates of such aircraft and reducing our ability to lease or dispose of such aircraft on favorable terms.

Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for aircraft delays greater than one year, and our purchase agreements contain similar provisions. If there are manufacturing delays for aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations.
The recent well-publicized grounding and resulting concerns regarding the Boeing 737 MAX aircraft have resulted in delays in delivery of our aircraft on order from Boeing. As of December 31, 2019, we had 95 Boeing 737 MAX aircraft on order with Boeing. In December 2019, Boeing announced the temporary suspension of its production of 737 MAX aircraft effective in January 2020. Boeing currently estimates that the Boeing 737 MAX will begin to return to service in mid-2020. However, it is uncertain when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we expect to incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays are likely to have an impact on our financial results. The grounding and its effects present a number of the risks to our business described above in this risk factor and the preceding two risk factors, particularly those relating to or arising from reduced demand for an aircraft type, increases in production rates from manufacturers, the reintroduction into service of aircraft previously in storage, the number of operators willing to use a particular type of aircraft, any regulatory or legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased, reputational damage of a particular aircraft type and manufacturer and lease cancellations by our lessees.

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
Any downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.
The above events may have a material impact on the lessees of a significant number of our aircraft, including on the ability of these lessees to perform their obligations to us. As a result, our financial condition, financial results and cash flows may be materially and adversely affected.

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
Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, including as a result of the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”). On January, 31, 2020, the United Kingdom withdrew from the EU, entering a transition period, expected to end on December 31, 2020, during which existing trade arrangements remain in place while the United Kingdom and the EU negotiate the details of their future relationship. The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business. Airlines whose principal place of business is Europe, including the U.K., represented 28% and 30% of our lease revenue for the years ending December 31, 2019 and 2018, respectively. Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exits the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that political events in Europe could lead to the complete dissolution of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

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
As a result of terrorist attacks around the world, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, for a time passenger and cargo demand for air travel decreased, and operators faced difficulties in acquiring war risk and other insurance at reasonable costs. Sanctions against Russia, uncertainty regarding tensions between Ukraine and Russia, the situation in Iraq and Syria, the Israeli/Palestinian conflict, tension over the nuclear programs of North Korea and Iran, political instability in the Middle East and North Africa, the territorial disputes between Japan and China and the tensions in the South China Sea could lead to further instability in these regions.
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

The effects of epidemic diseases, such as the coronavirus disease (COVID-19) outbreak, and natural disasters, such as extreme weather conditions, floods, earthquakes and volcanic eruptions, may adversely affect the demand for air travel, the financial condition of our lessees and of the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
The outbreak of COVID-19 or other epidemic diseases such as those previously experienced with Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus could materially and adversely affect the overall amount of air travel. These epidemic diseases or the fear of these diseases could result in government-imposed travel restrictions and reduced passenger demand for travel, which could adversely affect commercial airline traffic, the demand for leased aircraft and the financial condition of the aviation industry.
The current concerns related to COVID-19 have resulted in a number of countries imposing travel restrictions and mandatory quarantine periods for people traveling from affected regions, causing significant economic disruption, a reduction in commercial airline traffic and flight cancellations. The continuing spread of the virus to other countries and regions may result in the imposition of additional restrictions, increased flight cancellations and greater reluctance to travel, which may lead to greater economic disruption and a broader adverse impact on air travel and the aviation industry.
Similarly, a lack of air travel demand or an inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters, including floods, earthquakes and volcanic eruptions, could impact demand for air travel and the financial health of certain airlines, including our lessees. Some of the risks relating to a downturn in the aviation industry and weakened financial condition of our lessees are described in “Item 3. Key Information—Risk Factors—Risks related to our business—Our financial condition is dependent, in part, on the financial strength of our lessees.”
In addition, any decrease in air travel, lack of demand for air travel or downturn in the aviation industry caused by epidemic diseases or natural disasters could result in lower utilization of our aircraft assets, which would in turn result in a reduction in supplemental maintenance rent or EOL compensation payable to us, and could impact our ability to lease or sell our aircraft.
The above events and risks could materially and adversely affect our financial condition, results and cash flows.
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
We may be exposed to increased maintenance costs for our leased aircraft if lessees fail to properly maintain the aircraft or fail to pay supplemental maintenance rents or EOL compensation. Under our leases, our lessees are primarily responsible for maintaining our aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. If a lessee fails to perform required maintenance on our aircraft during the term of the lease, the aircraft’s market value may decline, which would result in lower revenues from its subsequent lease or sale, or the aircraft might be grounded. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs, which could be substantial, upon the termination of the applicable lease to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rents or EOL compensation paid by our lessees may not be sufficient to fund such maintenance costs. If our lessees fail to meet their obligations to pay supplemental maintenance rents or EOL compensation, fail to perform required scheduled maintenance, or if we are required to incur unexpected maintenance costs, our financial results may be materially and adversely affected.

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
As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft portfolio may become less desirable to potential lessees. New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China could produce aircraft that compete with current offerings from Airbus, Aerei da Trasporto Regionale (ATR), Boeing and Embraer. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus and Boeing, putting downward price pressure on and decreasing the marketability of aircraft from Airbus and Boeing. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees. In addition, the imposition of increasingly stringent noise or emissions regulations may make some of our aircraft and engines less desirable in the marketplace. A decrease in demand for our aircraft as a result of any of these factors could materially and adversely affect our financial results.
Airbus and Boeing have launched new aircraft types, which could decrease the value and lease rates of aircraft in our fleet.
Airbus and Boeing have launched several new aircraft types in recent years, including the Boeing 787 Family, the Boeing 737 MAX Family, the Boeing 777X, the Airbus A320neo Family, the Airbus A330neo Family, and the Airbus A350 Family. The availability of these new aircraft types, and potential variants of these new aircraft types, may have an adverse effect on residual value and future lease rates of older aircraft types and variants. The development of these new aircraft could decrease the desirability of the older aircraft and thereby increase the supply of older aircraft in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for such older aircraft types and variants.

Overcapacity in the aircraft industry could decrease the value and lease rates of aircraft in our fleet.
The aircraft leasing business has experienced periods of aircraft oversupply at various times in the past, including following the September 11, 2001 terrorist attacks and the 2008 financial crisis. The oversupply of a specific type of aircraft is likely to depress the lease rates for and the value of that type of aircraft, including upon sale. Further, over recent years, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers, and in response, aircraft manufacturers have generally raised their production output. The market may not be able to absorb these scheduled production increases. If the additional capacity scheduled to be produced by the manufacturers exceeds demand, the resulting overcapacity could have a negative effect on aircraft values and lease rates. If overall lending to purchasers of aircraft does not increase in line with the increased aircraft production, the cost of lending or the ability to obtain debt to finance aircraft purchases could be negatively affected. Any such decrease in aircraft values and lease rates, or increase in the cost or availability of funding, could materially and adversely affect our financial results.
Existing and future litigation against us could materially and adversely affect our business, financial position, liquidity or results of operations.
We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, please refer to Note 27—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.
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
Furthermore, the U.S. presidential administration has proposed or is considering various actions that could affect U.S. trade policy or practices, which could, among other things, adversely affect travel to or from the United States. These factors may have a material and adverse effect on our financial results.
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
We derive substantial lease revenue (approximately 58% in 2019, 58% in 2018 and 57% in 2017) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise as a result of these events could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
Because our lessees are concentrated in certain geographical regions, we have concentrated exposure to the political and economic risks associated with those regions.
Through our lessees and the countries in which they operate, we are exposed to the specific economic and political conditions and associated risks of those jurisdictions. For example, we have large concentrations of lessees in China, and therefore have increased exposure to the economic and political conditions in that country, including the current impacts of COVID-19. See “Item 3. Key Information—Risk Factors—Risks related to our business—The effects of epidemic diseases, such as the coronavirus disease (COVID-19) outbreak, and natural disasters, such as extreme weather conditions, floods, earthquakes and volcanic eruptions, may adversely affect the demand for air travel, the financial condition of our lessees and of the aviation industry more broadly, and ultimately our financial condition, results and cash flows.” These risks can include economic recessions, burdensome local regulations or, in extreme cases, increased risks of requisition of our aircraft. An adverse political or economic event in any region or country in which our lessees are concentrated or where we have a large number of aircraft could affect the ability of our lessees in that region or country to meet their obligations to us, or expose us to various legal or political risks associated with the affected jurisdictions, all of which could have a material and adverse effect on our financial results.
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
Our aircraft are subject to various environmental regulations and concerns.
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
In addition to more stringent noise restrictions, the United States, EU and other jurisdictions are moving towards imposing more stringent limits on greenhouse gas emissions from aircraft engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. For example, the EU issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme (“ETS”) beginning on January 1, 2012, regardless of the engine type or age. However, the EU subsequently suspended ETS application to flights from or to non-EU countries through 2023. In October 2016, ICAO adopted the Carbon Offset and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emission from international aviation that will become mandatory in 2027. At least 77 countries, including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA which begins in 2021, although the United States subsequently indicated that it is reviewing its commitment to CORSIA. Limitations on emissions such as ETS and CORSIA could favor younger, more fuel-efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emissions restrictions will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.
The airline industry has come under increased scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel, it may affect demand for our aircraft, lessees’ ability to make rental and other lease payments and reduce the value we receive for our aircraft upon any disposition, which would negatively affect our financial condition, cash flow and results of operations.

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
If economic conditions deteriorate, we may be required to recognize impairment losses. In that event, our estimates and assumptions regarding forecasted cash flows from our long-lived assets would need to be reassessed, including the duration of the economic downturn and the timing and strength of the pending recovery, both of which are important variables for purposes of our long-lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long-lived assets, especially for older aircraft. If so, it is possible that there may be an event-driven impairment for other long-lived assets in the future and that any such impairment amounts may be material. As of December 31, 2019, 175 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 6% of our total flight equipment and lease-related assets and liabilities as of December 31, 2019. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Impairment charges” for a detailed description of our impairment policy.
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
If our subsidiaries do not make distributions to us, we will not be able to pay dividends.
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
We do not believe we will be classified as a PFIC for 2019. We cannot yet make a determination as to whether we will be classified as a PFIC for 2020 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.
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
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2019, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. Our Irish tax resident group companies intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to offset future income with tax losses arising from the same trading activity.

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
Tax laws and the practice of the local tax authorities in the jurisdictions in which we reside, in which we conduct activities or operations, or where our aircraft or lessees of our aircraft are located may change in the future. Such changes in tax law or practice could result in additional taxes for us or our shareholders. On December 22, 2017, the United States enacted new tax legislation (the “Tax Legislation”) that significantly revised the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Legislation included, among other things, a reduction of the U.S. corporate income tax rate, limits on the deductibility of business interest, the ability to deduct certain capital expenditures and a new minimum tax on certain payments to non-U.S. affiliates of U.S. corporations. The impact of the Tax Legislation on the business and operations of our U.S. subsidiaries has not materially impacted our tax expense and we do not currently expect the Tax Legislation to do so. However, the Tax Legislation is unclear in certain respects and will require interpretations and implementing regulations by the IRS, and could also be subject to potential amendments and technical corrections by Congress. Given the substantial changes to the Code as a result of the Tax Legislation, such interpretations, regulations, amendments or corrections could potentially change our expectations on the impact of the Tax Legislation on us.
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
Since June 7, 2017, representatives from over 70 jurisdictions have signed up to the Multilateral Instrument (“MLI”). The MLI seeks to implement agreed tax treaty-related measures combating tax avoidance into bilateral existing tax treaties without the need to renegotiate a new treaty. The MLI took effect on May 1, 2019 in Ireland with measures relating to withholding taxes taking effect from January 1, 2020. Changes to Ireland’s treaties under the MLI include:

•	A statement in the preamble to the treaty, confirming that the treaty may not be used for treaty-shopping purposes.

•
Inclusion of a principal purpose test (“PPT”), which disallows treaty benefits where the main purpose or one of the main purposes of structuring the transaction is to obtain the benefits of the treaty. Given the subjectivity of the PPT, there is a risk that each counterparty jurisdiction will interpret it differently, which creates uncertainty in its application to leasing and other arrangements. Until such time as countries develop guidance on how the test will be applied, it will be difficult to determine its effect on us. However, the MLI will likely make it more challenging for intermediary lessors to claim treaty benefits (including any intermediary lessors forming part of the transaction), though this will ultimately depend on local interpretation and practice. For certain other lessee jurisdictions, the MLI may strengthen the jurisdiction’s existing anti-avoidance and/or beneficial ownership provisions or result in an increased threshold for claiming treaty benefits.

The MLI may apply to double tax treaties entered into by other countries in which we have operations (in some cases with effect from as early as January 1, 2019).
The MLI also includes provisions aiming to reduce the “dependent agent” permanent establishment threshold. While this change will not be inserted into Ireland’s tax treaties under the MLI, there is a possibility that some countries could seek a bilateral re-negotiation on the point to change the dependent agent provisions in their tax treaties with Ireland.

Further changes to tax law will be required in order to fully implement the BEPS Action Plan. At this moment, it is difficult to determine what further BEPS actions the governments of the jurisdictions in which we operate will implement. Depending on the nature of the BEPS action plans adopted, it may result in an increase in our effective tax rate and cash taxes liabilities in future periods.
In addition, the OECD announced a further initiative on January 29, 2019, to create an international consensus on new rules for the framework governing international taxation. It is difficult to predict what, if any, changes to international taxation may be introduced as a result of this initiative or to determine whether it may result in an increase in our effective tax rate and cash tax liabilities in future periods.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”). One such change will be the implementation of a restriction on the tax deductibility of interest payments. As currently proposed, the EU ATAD would restrict the tax deductibility of net interest expense to 30% of earnings before interest, tax, depreciation and amortization (“EBITDA”) or possibly higher if the third party group interest expense ratio to group EBITDA is higher. This measure could impact our ability to claim a tax deduction for interest payments on debt instruments. The implementation date is not expected to be before January 1, 2021.
Ireland introduced anti-avoidance measures in respect of certain “hybrid” entities and financial instruments which broadly result in either tax deduction arising in two jurisdictions for the same expense or a tax deduction arising in one jurisdiction for a payment where the receipt of that payment is not taxable in the other jurisdiction (“Anti-Hybrid Measures”). The Anti-Hybrid Measures contemplate a denial of one of the tax deductions in the former instance and a denial of the tax deduction in the latter instance, or where the deduction is not denied, inclusion of the payment in taxable income of the recipient. The Anti-Hybrid Measures target all hybrid mismatches where at least one of the parties involved is a corporate tax payer in an EU member state and are effective in Ireland from January 1, 2020. We do not anticipate that the Anti-Hybrid Measures will have a material impact on AerCap.
Ireland introduced controlled foreign company (“CFC”) rules, as required by the EU ATAD, with effect from January 1, 2019. Broadly, CFC rules are an anti-avoidance measure designed to prevent the diversion of profits to offshore entities in low or no tax jurisdictions. Where CFC rules apply, the controlling parent company is deemed to have received an arm’s length allocation of income earned by the CFC which has not been distributed and which is attributable to activities carried on by Irish-based personnel, with the income subject to Irish cash tax accordingly. There are a number of exemptions from the CFC rules, including an “essential purpose” exemption which focuses on the commercial purpose behind the CFC. We do not anticipate that the CFC rules will have a material impact upon the Company so long as any services provided by AerCap to its foreign subsidiaries are appropriately priced from a transfer pricing perspective.

Item 4.	Information on the Company
History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2019, we had 141,847,345 ordinary shares issued, including 131,583,489 ordinary shares issued and outstanding, and 10,263,856 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 2,354,318 shares of unvested restricted stock.
The address of our headquarters in Dublin is AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, and our general telephone number is +353 1 819 2010. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including this annual report, by accessing the SEC’s Internet website at www.sec.gov.
Our primary capital expenditure is the purchase of aircraft under aircraft purchase agreements with Airbus, Boeing and Embraer. Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(U.S. Dollars in thousands)
Purchase of flight equipment	$3,359,092	$4,036,194	$3,956,671
Prepayments on flight equipment	1,369,400	1,912,215	1,268,585
Business overview
Aircraft leasing
We are the global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.
We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2019, we owned 939 aircraft and we managed 96 aircraft. As of December 31, 2019, we also had 299 new aircraft on order, including 137 Airbus A320neo Family aircraft, 95 Boeing 737 MAX aircraft, 41 Embraer E-Jets E2 aircraft, and 26 Boeing 787 aircraft. Subsequent to December 31, 2019, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft. As of December 31, 2019, the average age of our 939 owned aircraft fleet, weighted by net book value, was 6.1 years and as of December 31, 2018, the average age of our 962 owned aircraft fleet, weighted by net book value, was 6.3 years.
We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2019, we executed 353 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2019, our weighted average owned aircraft utilization rate was 99.6%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft.

Aircraft leases and transactions
We lease most of our aircraft to airlines under operating leases. Under these leases, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and we receive the benefit, and assume the risks, of the residual value of the equipment at the end of the lease. Many airlines lease aircraft under operating leases as this reduces their capital requirements and costs and affords them flexibility to manage their fleet more efficiently as aircraft are returned over time. Since the 1970’s and the creation of aircraft leasing pioneers Guinness Peat Aviation (“GPA”) and ILFC, the world’s airlines have increasingly turned to operating leases to meet their aircraft needs. We have customer relationships with approximately 200 airlines in approximately 80 countries. Over the life of our aircraft, we seek to increase the returns on our investments by managing the lease rates, time off-lease and financing and maintenance costs, and by carefully timing their sale.
Our current operating aircraft leases have initial terms ranging in length up to approximately 16 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease.
Well in advance of the expiration of an operating lease, we prioritize entering into a lease extension with the then-current operator. This reduces our risk of aircraft downtime as well as aircraft transition costs. The terms of our lease extensions reflect the market conditions at the time and typically contain different terms from the original lease. Should a lessee not be interested in extending a lease, or if we believe we can obtain a more favorable return on the aircraft, we will explore other options, including the sale of the aircraft. If we enter into a lease agreement for the same aircraft with a different lessee, we generally do so well in advance of the scheduled return date of the aircraft. When the aircraft is returned, maintenance work may be required before the aircraft transitions to the next lessee. Upon redelivery, an aircraft is usually delivered to the next lessee in fewer than two months.
Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments by minimizing any time that our aircraft are not generating revenue for us.
The following table provides details regarding the aircraft transactions we executed during the years ended December 31, 2019, 2018 and 2017. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2019	2018	2017	Total
Owned portfolio
New leases on new aircraft	54	115	59	228
New leases on used aircraft	37	43	51	131
Extensions of lease contracts	92	85	105	282
Aircraft purchases	65	76	58	199
Aircraft sales and part-outs	88	91	99	278
Managed portfolio
New leases on used aircraft	5	5	4	14
Extensions of lease contracts	4	9	11	24
Aircraft sales and part-outs	8	12	15	35
Total aircraft transactions	353	436	402	1,191

We perform a review of all of our prospective lessees, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance capabilities, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We perform on-site credit reviews for new lessees, which typically include extensive discussions with the prospective lessee’s management before we enter into a new lease. We also evaluate the jurisdiction in which the lessee operates to ensure we are in compliance with any regulations and evaluate our ability to repossess our assets in the event of a lessee default. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.
We typically require our lessees to provide a security deposit for their performance under a lease, including the return of the aircraft in the specified maintenance condition at the expiration of the lease.
All of our lessees are responsible for the maintenance and repair of the leased aircraft as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2019 and 2018, approximately 39% and 44%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
We require the lessee to compensate us if the aircraft is not in the required condition upon redelivery. All of our leases contain provisions regarding our remedies and rights in the event of default by the lessee, and also include specific provisions regarding the required condition of the aircraft upon its redelivery.
Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the Federal Aviation Administration, European Aviation Safety Agency or their equivalent standards in other jurisdictions.
During the term of our leases, some of our lessees may experience financial difficulties resulting in the need to restructure their leases. Generally, our restructurings can involve a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration. In some cases, we may repossess a leased aircraft and, in those cases, we usually export the aircraft from the lessee’s jurisdiction to prepare it for remarketing. In the majority of repossessions, we obtain the lessee’s cooperation and the return and export of the aircraft are completed without significant delay, generally within two months. In some repossessions, however, our lessees may not cooperate in returning aircraft and we may be required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft.

Scheduled lease expirations
The following table presents the scheduled lease expirations (for the minimum non-cancelable period) for our owned aircraft under operating leases by aircraft type as of December 31, 2019. The table does not give effect to contracted unexercised lease extension options, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or part-out.

Aircraft type	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Thereafter	Total
Airbus A320 Family	28	40	33	42	41	32	18	11	16	1	—	262
Airbus A320neo Family	—	—	—	—	—	1	1	2	9	27	98	138
Airbus A330	3	3	12	7	12	3	3	4	2	—	—	49
Airbus A350	—	—	—	—	—	—	—	2	6	7	12	27
Boeing 737NG	10	20	13	20	34	26	38	26	9	—	—	196
Boeing 737 MAX	—	—	—	—	—	—	—	—	—	—	5	5
Boeing 767	7	7	3	1	4	—	—	—	—	—	—	22
Boeing 777-200ER	1	1	3	1	1	2	2	—	—	—	—	11
Boeing 777-300/300ER	1	—	2	3	3	4	2	6	—	—	—	21
Boeing 787	—	—	—	5	6	5	9	12	6	18	27	88
Embraer E190/195-E2	—	—	—	—	1	4	—	—	—	—	4	9
Other	5	8	—	—	—	—	—	—	—	—	—	13
Total (a) (b)	55	79	66	79	102	77	73	63	48	53	146	841

(a)
Includes aircraft that have been re-leased or for which the lease has been extended as of December 31, 2019. As of March 3, 2020, 48 of the 55 aircraft with leases expiring in 2020 have been re-leased, have had leases extended, or have been designated for sale or part-out.

(b)	Includes two aircraft that were off-lease and under commitment for re-lease as of December 31, 2019.
Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2019:

Lessee	Percentage of 2019 lease revenue
China Southern Airlines	7.7%
American Airlines	6.9%
LATAM Airlines	4.5%
Air France	4.1%
Norwegian Airlines	3.4%
Total	26.6%

We lease our aircraft to lessees located in numerous and diverse geographical regions. The following table presents the percentage of our lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Asia/Pacific/Russia	38%	36%	35%
Europe	28%	30%	31%
United States/Canada/Caribbean	13%	13%	14%
Latin America	11%	11%	10%
Africa/Middle East	10%	10%	10%
Total	100%	100%	100%
For further geographic information on our lease revenue and long-lived assets, refer to Note 19—Geographic information to our Consolidated Financial Statements included in this annual report.
Aircraft services
We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2019, we had aircraft management and corporate administration and/or cash management service contracts with eight parties that owned 96 aircraft. We categorize our aircraft services into aircraft asset management, corporate administrative services and cash management services. Since we have an established operating system to manage our own aircraft, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:

•	remarketing aircraft for lease or sale;

•	collecting rental and supplemental maintenance rent payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;

•	conducting ongoing lessee financial performance reviews;

•	periodically inspecting the leased aircraft;

•	coordinating technical modifications to aircraft to meet new lessee requirements;

•	conducting restructuring negotiations in connection with lease defaults;

•	repossessing aircraft;

•	arranging and monitoring insurance coverage;

•	registering and de-registering aircraft;

•	arranging for aircraft and aircraft engine valuations; and

•	providing market research.
We charge fees for our aircraft management services based on a mixture of fixed and rental-based amounts, and we also receive performance-based fees related to the managed aircraft lease revenues or sale proceeds.
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

Our business strategy
We develop and grow our aircraft leasing business by executing on our focused business strategy, the key components of which are as follows:
Manage the profitability of our aircraft portfolio
Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully source acquisition opportunities of new and used aircraft at favorable terms, as well as secure long-term funding for such acquisitions, lease aircraft at profitable rates, minimize downtime between leases and associated maintenance expenses and opportunistically sell aircraft. We manage the long-term profitability of our aircraft portfolio by:

•	purchasing aircraft directly from manufacturers;

•	entering into purchase and leaseback transactions with airlines;

•	using our global customer relationships to obtain favorable lease terms for aircraft and maximizing aircraft utilization;

•	maintaining diverse sources of global funding;

•	optimizing our portfolio by selling aircraft; and

•	providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2019, we raised approximately $9.5 billion of financing, including bank debt, revolving credit facilities and note issuances in the capital markets.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive aircraft purchase opportunities that may arise. As of December 31, 2019, we had approximately $6.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and $1.1 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of aircraft to generate additional cash flows. Please refer to Note 14—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
Manage our aircraft portfolio
We intend to maintain an attractive portfolio of in-demand aircraft by acquiring new aircraft directly from aircraft manufacturers, executing purchase and leasebacks with airlines, assisting airlines with refleetings and pursuing other opportunistic transactions. We rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being offered at attractive prices or that we believe will experience an increase in demand over a prolonged period of time. In addition, we intend to continue to rebalance our aircraft portfolio through sales to maintain the appropriate mix of aviation assets by customer concentration, age and aircraft type.
Maintain a diversified and satisfied customer base
We operate our business on a global basis, leasing aircraft to customers in every major geographical region. We have customer relationships with approximately 200 airlines in approximately 80 countries. We monitor our lessee exposure concentrations by both customer and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of assets and service, to all of our customers. We have successfully worked with many airline customers to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

Joint ventures
We conduct some of our business through joint ventures. The joint venture arrangements allow us to obtain stable servicing revenues and diversify our exposure to the economic risks related to aircraft.
Please refer to Note 25—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of our joint ventures.
Relationship with Airbus and Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2019 and our order backlog. We were also the launch customer of the Embraer E2 program. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities.
Competition
The aircraft leasing and sales business is highly competitive, and we face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet customer requirements. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas.
Insurance
Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft.
In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking and terrorism and, where permitted, including confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment or fleet aggregate limits in certain circumstances). Our lessees are also required to carry aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of an aircraft. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessees’ insurance brokers.
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

Regulation
While the air transportation industry is highly regulated we generally are not directly subject to most of these regulations, as we do not operate our aircraft. Our lessees are subject, however, to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair.
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
Please refer to “Item 3. Key Information—Risk Factors—Risks related to our business—We are subject to various risks and requirements associated with transacting business in many countries,” “Item 3. Key Information—Risk Factors—Risks related to our business—Our ability to operate in some countries is restricted by foreign regulations and controls on investments,” and “Item 3. Key Information—Risk Factors—Risks related to our business—Our aircraft are subject to various environmental regulations and concerns,” for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.
Litigation
Please refer to Note 27—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
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
Sustainability and community
During 2019, the Board discussed and reviewed our approach to environmental, social and governance (“ESG”) related topics and other values that contribute to a culture focused on long-term value creation. Renewing our aircraft portfolio through the acquisition of new, modern technology aircraft while disposing of older aircraft has a positive impact on the environment, as these new technology aircraft produce significantly lower emissions than older aircraft and engines, thus helping our airline customers to reduce their environmental footprint. AerCap is committed to the efficient use of resources and the reduction of unnecessary waste. Our head office in Dublin has been certified for sustainability pertaining to such matters as building materials, energy and water use and accessibility. Our office buildings in Los Angeles and Singapore hold similar green building certifications. The Company has invested resources to improve greenhouse gas emissions and corresponding mitigating initiatives.
We participate in a number of charitable events and industry-related educational programs. Through our social responsibility program, we encourage employees to support local and national organizations that strengthen the communities in which they live and operate. We have established an ESG Steering Committee to oversee the selection of charitable themes and charity partners and the implementation of charitable donations. A number of charitable donations involve the matching of funds raised through employee team efforts for the benefit of local community projects. We, along with other major aircraft leasing companies, are a founder and sponsor of a prestigious master’s degree in aviation finance program at a renowned university. In addition to the sponsorship, this program involves lectures by some of our key employees and internships provided by the Company to a number of international students from the program, in line with the global nature and identity of the Company and our business.

Flight equipment
Aircraft portfolio
The following table presents our aircraft portfolio by type of aircraft as of December 31, 2019:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft (a)	Total owned, managed and on order aircraft
Airbus A320 Family	286	14%	39	—	325
Airbus A320neo Family	138	18%	—	137	275
Airbus A330	60	7%	11	—	71
Airbus A350	27	10%	—	—	27
Boeing 737NG	238	16%	39	—	277
Boeing 737 MAX	5	1%	—	95	100
Boeing 767	27	—	—	—	27
Boeing 777-200ER	17	1%	4	—	21
Boeing 777-300/300ER	22	4%	2	—	24
Boeing 787	88	28%	1	26	115
Embraer E190/195-E2	9	1%	—	41	50
Other	22	—	—	—	22
Total	939	100%	96	299	1,334

(a) Subsequent to December 31, 2019, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft.
The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31, 2019:

	As of December 31,
Aircraft type	2019	2018	2017	2016	2015
Airbus A320 Family	14%	16%	21%	25%	29%
Airbus A320neo Family	18%	14%	7%	2%	—
Airbus A330	7%	9%	11%	14%	15%
Airbus A350	10%	10%	7%	5%	1%
Boeing 737NG	16%	19%	22%	25%	28%
Boeing 737 MAX	1%	1%	—	—	—
Boeing 767	—	—	1%	1%	1%
Boeing 777-200ER	1%	1%	2%	3%	5%
Boeing 777-300/300ER	4%	5%	6%	8%	8%
Boeing 787	28%	25%	22%	16%	11%
Embraer E190/195-E2	1%	—	—	—	—
Other	—	—	1%	1%	2%
Total	100%	100%	100%	100%	100%

On March 13, 2019, the Federal Aviation Administration issued an order to suspend operations of all Boeing 737 MAX aircraft in the U.S. and by U.S. aircraft operators following two recent fatal accidents involving Boeing 737 MAX aircraft. Non-U.S. civil aviation authorities have also issued directives to similar effect. Boeing has suspended deliveries of the Boeing 737 MAX until clearance is granted by the appropriate regulatory authorities. Prior to the grounding, we had delivered five Boeing 737 MAX aircraft that are currently on lease to an airline customer, and we currently have 95 Boeing 737 MAX aircraft on order. Boeing currently estimates that the Boeing 737 MAX will begin to return to service in mid-2020. However, it is uncertain when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we have incurred delays and expect to incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays are likely to have an impact on our financial results.

During the year ended December 31, 2019, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	884	71	7	962
Aircraft purchases	65	—	—	65
Aircraft reclassified to held for sale	(66)	—	66	—
Aircraft sold or designated for part-out	(25)	(4)	(59)	(88)
Aircraft reclassified to net investment in finance and sales-type leases	(10)	10	—	—
Number of owned aircraft at end of period	848	77	14	939
Aircraft on order
The following table details our 299 aircraft on order as of December 31, 2019, as adjusted to reflect the exercise in February 2020 of the option to purchase additional aircraft described in footnote (a):

Aircraft type	2020	2021	2022	2023	2024	Thereafter	Total
Airbus A320neo Family (a)	37	43	32	25	25	25	187
Boeing 737 MAX (b)	4	26	16	17	17	15	95
Boeing 787	3	7	4	9	3	—	26
Embraer E190/195-E2	21	16	4	—	—	—	41
Total	65	92	56	51	45	40	349

(a)	In February 2020, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft from Airbus, with deliveries beginning in 2024.
(b) In February 2020, we entered into an agreement with Boeing to reschedule the delivery positions of a portion of our Boeing 737 MAX aircraft on order to later dates. These revised delivery positions are reflected in the table above. The delivery positions of our Boeing 737 MAX aircraft are based on our best estimates and incorporate the information currently available to us. Our estimates may be different from the actual delivery dates, and will depend on when the Boeing 737 MAX returns to service and the speed at which Boeing is able to deliver our aircraft on order to us.
Aircraft acquisitions and dispositions
We purchase new and used aircraft directly from aircraft manufacturers, airlines and financial investors. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We acquire aircraft at attractive prices in three primary ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being offered at attractive prices. Through our marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak or to rebalance the composition of our aircraft portfolio.
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2019, we purchased 65 new aircraft and sold 88 aircraft from our owned portfolio.
Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease (61,000 square feet) that began in December 2015, which has a termination right, at our option, in 2031. We lease our Shannon, Ireland office facility (21,000 square feet) under three separate leases that expire in 2029 with options to terminate in 2024. We occupy space in Los Angeles, California (21,000 square feet) under a lease that expires in August 2025. We lease our Singapore office facility under two leases that expire in February 2024 (33,000 square feet). In addition to the above facilities, we also lease small offices in New York, New York, Amsterdam, The Netherlands, Shanghai, China and Abu Dhabi, United Arab Emirates.

Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aircraft assets. As of December 31, 2019, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2019, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) and AerCap Global Aviation Trust (United States). See Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.

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
Overview
Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2019 was $1,145.7 million, as compared to $1,015.6 million for the year ended December 31, 2018. For the year ended December 31, 2019, diluted EPS was $8.43 and the weighted average number of diluted shares outstanding was 135,898,139. Net interest margin, the difference between basic lease rents and interest expense, excluding the mark-to-market of interest rate caps, was $3,016.0 million for the year ended December 31, 2019. Annualized net spread less depreciation and amortization was 3.4% for the year ended December 31, 2019. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for a reconciliation of net interest margin, annualized net spread and annualized net spread less depreciation and amortization to the most closely related U.S. GAAP measure for the years ended December 31, 2019 and 2018.
Major developments in 2019

•	AerCap was upgraded to BBB rating by S&P Global Ratings and placed on Positive Outlook by Moody’s.

•	AerCap completed purchases of 65 new technology aircraft for approximately $4.6 billion.

•	AerCap completed sales of 88 owned aircraft, with an average age of 15 years, for aggregate proceeds of approximately $2.1 billion.

•	AerCap executed a total of 353 aircraft transactions, including 79 widebody aircraft transactions.

•	AerCap delivered its first Embraer E195-E2 to a Brazilian carrier, Azul Airlines, making Azul Airlines the first operator of the Embraer E195-E2.

•
AerCap announced an agreement to sell a 19-aircraft portfolio to Dara Aviation, a vehicle established by NCB Capital. This was the second portfolio acquired from AerCap by NCB Capital, which purchased 21 aircraft from us in 2017.

•	AerCap raised approximately $9.5 billion of financing, including bank debt, revolving credit facilities and note issuances in the capital markets.

•
AerCap’s Board of Directors approved share repurchase programs for an aggregate $600 million and AerCap repurchased an aggregate of 12.0 million ordinary shares for approximately $607.3 million under share repurchase programs authorized in 2019 and 2018.

Aviation assets
During the year ended December 31, 2019, we purchased 65 aircraft for approximately $4.6 billion. As of December 31, 2019, we owned 939 aircraft and we managed 96 aircraft. As of December 31, 2019, we also had 299 new aircraft on order, which included 137 Airbus A320neo Family aircraft, 95 Boeing 737 MAX aircraft, 41 Embraer E-Jets E2 aircraft, and 26 Boeing 787 aircraft. Subsequent to December 31, 2019, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft. The average age of our fleet of 939 owned aircraft, weighted by net book value, was 6.1 years as of December 31, 2019.

Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Nearly all of our aircraft lease agreements provide for the periodic payment of a fixed or a floating amount of rent. Floating rents are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2019, approximately 4.5% of our basic lease rents from aircraft under operating leases was attributable to leases tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:

•	the contracted lease rate, which is highly dependent on the age, condition and type of the leased aircraft;

•	for leases with rates tied to floating interest rates, interest rates during the term of the lease;

•	the number of aircraft currently subject to lease contracts;

•	the lessee’s performance of its lease obligations; and

•	the amount of EOL compensation payments we receive, maintenance revenue recognized during the lease and accrued maintenance liabilities recognized as revenue at the end of a lease.
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
As of December 31, 2019, 929 of our 939 owned aircraft were on lease to 152 customers in 67 countries, with no lessee accounting for more than 10% of total lease revenue for the year ended December 31, 2019. As of December 31, 2019, our owned aircraft portfolio included 10 aircraft that were off-lease; nine of these off-lease aircraft were classified as held for operating leases and one was classified as held for sale. As of March 3, 2020, four of the off-lease aircraft were re-leased or under commitments for re-lease, five aircraft were designated for sale or part-out, and one aircraft was sold.
Net gain on sale of assets
Our net gain on sale of assets is generated from the sale of our aircraft and is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. The timing of aircraft sale closings is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sale of assets recorded in one reporting period may not be comparable to net gain on sale of assets in other reporting periods.
Other income
Other income consists of interest revenue, management fee revenue, lease termination fees, inventory part sales, net gain on sale of equity investments accounted for under the equity method, insurance proceeds, and income related to other miscellaneous activities.
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
Depreciation and amortization
Our depreciation expense is influenced by the adjusted gross book values, depreciable lives and estimated residual values of our flight equipment. Adjusted gross book value is the original cost of our flight equipment, adjusted for subsequent capitalized improvements, impairments and accounting basis adjustments associated with a business combination or a purchase and leaseback transaction. In addition, we have definite-lived intangible assets which are amortized over the period which we expect to derive economic benefits from such assets.
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11—Quantitative and Qualitative Disclosures About Market Risk,” Note 11—Derivative financial instruments and Note 14—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts and premiums, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.
Leasing expenses
Our leasing expenses consist primarily of maintenance rights asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment expenses, and provisions for credit losses on notes receivable, trade receivables and receivables from net investment in finance and sales-type leases.
Maintenance rights assets are recognized when we acquire aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under EOL contracts, or our right to receive the aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under MR contracts, or through a lessor contribution to the lessee.
For EOL contracts, upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset, and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash received. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.
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

Provision for income taxes
Our operations are taxable primarily in the two main jurisdictions in which we manage our business: Ireland and the United States. Deferred income taxes are provided to reflect the impact of temporary differences between our income before income taxes and our taxable income. Our effective tax rate has varied from year to year. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived, along with the extent of permanent differences between income before income taxes and taxable income.
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
Factors affecting our results
Our results of operations have also been affected by a variety of other factors, primarily:

•	the number, type, age and condition of the aircraft we own;

•	aviation industry market conditions, including general economic and political conditions;

•	the demand for our aircraft and the resulting lease rates we are able to obtain for our aircraft;

•	the availability and cost of debt capital to finance purchases of aircraft;

•	the purchase price we pay for our aircraft;

•	the number, type and sale price of aircraft, or parts in the event of a part-out of an aircraft, we sell in a period;

•	the ability of our lessees to meet their lease obligations and maintain our aircraft in airworthy and marketable condition;

•	the utilization rate of our aircraft;

•	the recognition of non-cash share-based compensation expense related to the issuance of restricted stock units or restricted stock;

•	our expectations of future maintenance reimbursements and lessee maintenance contributions;

•	interest rates, which affect our aircraft lease revenues, our interest expense and the market value of our interest rate derivatives; and

•	our ability to fund our business.
Factors affecting the comparability of our results
Share repurchases
During 2019, we repurchased an aggregate of 12.0 million of our ordinary shares under share repurchase programs authorized in 2019 and 2018, at an average price, including commissions, of $50.82 per ordinary share, for approximately $607.3 million.
During 2018, we repurchased an aggregate of 13.9 million of our ordinary shares under share repurchase programs authorized in 2018 and 2017, at an average price, including commissions, of $52.17 per ordinary share, for approximately $726.6 million.
Sales transactions
During 2019, AerCap completed sales of 88 owned aircraft, with an average age of 15 years, for aggregate proceeds of approximately $2.1 billion.
During 2018, AerCap completed sales of 91 owned aircraft, with an average age of 14 years, for aggregate proceeds of approximately $2.2 billion.

Trends in our business
Overall global air passenger traffic, measured in revenue passenger kilometers, grew 4.2% in 2019, according to IATA. Traffic growth was 4.2% in Europe, 4.1% in North America, and 4.8% in Asia Pacific in 2019, propelled again by strong 7.8% domestic growth in China and 5.1% domestic traffic growth in India. In December 2019, IATA estimated global air passenger traffic growth of 4.1% and global airline aggregate net profits of $29.3 billion in 2020. However, these forecasts are subject to downside risk due to the recent COVID-19 outbreak, which may have a significant impact on global air passenger traffic and global airline aggregate net profitability in 2020.
Passenger air traffic growth and airlines’ continued profitability have driven steady demand for commercial passenger aircraft from airlines, including demand for leased aircraft. We expect that demand for leased aircraft will remain strong over the medium to long term as traffic growth continues to drive demand for additional aircraft.
Critical accounting policies and estimates
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, lease revenue, net gain on sales of assets, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our critical accounting policies and estimates are described below.
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the aircraft, which is generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value of the flight equipment. In that case, the capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our flight equipment is generally 15% of estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.
We periodically review the estimated useful lives and residual values of our flight equipment based on our industry knowledge, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an individual aircraft basis, as necessary.
Event-driven impairment and impairment calculation charges
We perform event-driven impairment assessments of our aircraft held for operating leases each quarter. These quarterly impairment assessments primarily result from potential aircraft sale transactions or aircraft repossessions. Due to the significant uncertainties associated with potential sales transactions, we use our judgment to evaluate whether a sale or other disposal is more likely than not. The factors we consider in our assessment include (i) the progress of the potential sales transactions through a review and evaluation of the sales-related documents and other communications, including, but not limited to, letters of intent or sales agreements that have been negotiated or executed; (ii) our general or specific fleet strategies and other business needs and how those requirements bear on the likelihood of sale or other disposal; and (iii) the evaluation of potential execution risks, including the source of potential purchaser funding and other execution risks.
On an annual basis, we also perform an assessment of all aircraft held for operating leases that are older than five years to identify potential impairment events, and perform a quantitative impairment test on those aircraft that are identified as having had a potential impairment event. Potential impairment events may include potential aircraft sales, redeliveries of older aircraft, and early terminations of leases. We apply significant judgment in assessing whether a quantitative impairment test is necessary and in establishing significant assumptions, including the future lease rates and discount rates applied when performing quantitative impairment tests.

The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual aircraft, including the lease-related assets and liabilities of that aircraft, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its estimated fair value.
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
The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2019, 175 aircraft with an aggregate Asset Group value of approximately $2.0 billion were 15 years of age or older, which represented approximately 6% of our total flight equipment and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 175 aircraft were $3.5 billion, which measured on a weighted average basis was 82% in excess of the aggregate carrying value. As of December 31, 2019, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2019, two aircraft with an Asset Group carrying value of $161 million did not exceed our 10% threshold, which represented less than 1% of our total flight equipment held for operating leases and lease-related assets and liabilities. The two aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2019, and as such no impairment was recognized.
Net gain on sales of aircraft
We sell aircraft in the normal course of our operations to manage our fleet and to realize the residual value of the aircraft at the end of their economic life. These sales may include aircraft on lease to airlines as well as aircraft that are not on lease. In some cases, the terms and conditions of aircraft sale transactions may include continuing equity or debt investments in the aircraft, post-sale performance guarantees of aircraft cash flows or servicing arrangements. The presence of any of these terms and conditions requires us to determine whether control of the underlying aircraft has been transferred to the buyer, and whether we no longer have significant ownership risk in the aircraft, both of which are required for a sale and resulting gain or loss to be recognized.
Revenues and other income
We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The amount of the difference between rental revenue recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities. We cease revenue recognition on a lease contract when the collectability of rentals is no longer probable. Subsequently, we recognize revenues based on lessee cash collections until such time that collection is probable.
Revenue from net investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in lease revenue. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated end of lease payments expected at the expiration of the lease.
Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to the lessee. We estimate the total amount of maintenance reimbursements for the lease term and only record maintenance revenue after we have received sufficient maintenance rents to cover the total amount of estimated maintenance reimbursements during the remaining lease term.

In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset, and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash received.
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
Recent accounting standards adopted during the year ended December 31, 2019
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018

	Year Ended December 31,		$ Increase/ (Decrease)	% Increase/ (Decrease)
	2019	2018
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$4,281,260	$4,145,552	$135,708	3%
Maintenance rents and other receipts	401,006	391,541	9,465	2%
Lease revenue	4,682,266	4,537,093	145,173	3%
Net gain on sale of assets	188,835	201,323	(12,488)	(6)%
Other income	66,239	61,564	4,675	8%
Total Revenues and other income	4,937,340	4,799,980	137,360	3%
Expenses
Depreciation and amortization	1,676,121	1,679,074	(2,953)	—%
Asset impairment	70,149	44,186	25,963	59%
Interest expense	1,295,020	1,174,074	120,946	10%
Leasing expenses	287,950	446,487	(158,537)	(36)%
Selling, general and administrative expenses	267,458	305,226	(37,768)	(12)%
Total Expenses	3,596,698	3,649,047	(52,349)	(1)%
Income before income taxes and income of investments accounted for under the equity method	1,340,642	1,150,933	189,709	16%
Provision for income taxes	(167,714)	(144,079)	(23,635)	16%
Equity in net earnings of investments accounted for under the equity method	(6,151)	10,643	(16,794)	(158)%
Net income	$1,166,777	$1,017,497	$149,280	15%
Net income attributable to non-controlling interest	(21,083)	(1,865)	(19,218)	1030%
Net income attributable to AerCap Holdings N.V.	$1,145,694	$1,015,632	$130,062	13%

Diluted earnings per share	$8.43	$6.83	$1.60	23%
Basic lease rents.    The increase in basic lease rents of $135.7 million, or 3%, was attributable to:

•
the acquisition of 141 aircraft between January 1, 2018 and December 31, 2019, with an aggregate net book value of $10.5 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $539.0 million, partially offset by

•
the sale of 179 aircraft between January 1, 2018 and December 31, 2019 with an aggregate net book value of $3.8 billion on their respective sale dates, resulting in a decrease in basic lease rents of $293.4 million; and

•
a decrease in basic lease rents of $109.9 million primarily due to re-leases and extensions at lower rates. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period.

Maintenance rents and other receipts.    The increase in maintenance rents and other receipts of $9.5 million, or 2%, was attributable to:

•	an increase of $47.4 million primarily due to higher EOL and other compensation received partially offset by lower recurring revenue due to one-time adjustments related to lease extensions, partially offset by

•	a decrease of $37.9 million from fewer early lease terminations during the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Net gain on sale of assets.    The decrease in net gain on sale of assets of $12.5 million, or 6%, was primarily due to the volume and composition of asset sales. During the year ended December 31, 2019, we sold 88 aircraft for $2,132.4 million and during the year ended December 31, 2018, we sold 91 aircraft for $2,196.7 million.
Depreciation and amortization.    The decrease in depreciation and amortization of $3.0 million was primarily due to aircraft sales, partially offset by aircraft purchases.
Asset impairment.    The asset impairments, which related to sales transactions and lease terminations, were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense.    The increase in interest expense of $120.9 million, or 10%, was primarily attributable to:

•
an increase in the average cost of debt to 4.2% for the year ended December 31, 2019 as compared to 4.1% for the year ended December 31, 2018. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on the average cost of debt. The increase in the average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term notes assumed as part of the ILFC Transaction, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt. The increase in the average cost of debt resulted in a $43.0 million increase in interest expense,

•
a $1.0 billion increase in the average outstanding debt balance to $29.9 billion during the year ended December 31, 2019 from $28.9 billion during the year ended December 31, 2018, resulting in a $43.0 million increase in interest expense; and

•
a $34.9 million increase in interest expense attributable to an increase in mark-to-market losses on interest rate caps. For the year ended December 31, 2019, we recognized a loss of $29.7 million related to mark-to-market movements on interest rate caps, compared to a corresponding gain of $5.2 million recognized during the year ended December 31, 2018.

Leasing expenses.    The decrease in leasing expenses of $158.5 million, or 36%, was primarily due to $83.4 million of lower maintenance rights asset amortization and $86.0 million of lower expenses primarily related to airline defaults and restructuring, partially offset by $10.9 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses.
Selling, general and administrative expenses.   The decrease in selling, general and administrative expenses of $37.8 million, or 12%, was primarily due to lower share-based compensation and other compensation-related expenses.
Provision for income taxes.    The effective tax rate was 12.5% for the year ended December 31, 2019 and 2018. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions. Please refer to Note 15—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Diluted earnings per share.    Diluted EPS increased by $1.60, or 23%, to $8.43 during the year ended December 31, 2019 from $6.83 during the year ended December 31, 2018. The increase in diluted EPS was driven by the same factors affecting net income and the repurchase of 25.9 million shares during 2018 and 2019.
For Results of Operations for the year ended December 31, 2018, as compared to the year ended December 31, 2017, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019.

Liquidity and capital resources
The following table presents our consolidated cash flows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(U.S. Dollars in millions)
Net cash provided by operating activities	$3,105.7	$2,840.4
Net cash used in investing activities	(2,954.7)	(4,052.6)
Net cash (used in) provided by financing activities	(265.0)	600.4
Cash flows provided by operating activities.    During the year ended December 31, 2019, our cash provided by operating activities of $3,105.7 million was the result of net income of $1,166.8 million, non-cash and other adjustments to net income of $1,922.9 million and collections of finance and sales-type leases of $98.4 million (which was included in cash flows used in investing activities during the year ended December 31, 2018), partially offset by the net change in operating assets and liabilities of $82.4 million. During the year ended December 31, 2018, our cash provided by operating activities of $2,840.4 million was the result of net income of $1,017.5 million, non-cash and other adjustments to net income of $1,818.1 million and the net change in operating assets and liabilities of $4.8 million.
Cash flows used in investing activities.    During the year ended December 31, 2019, our cash used in investing activities of $2,954.7 million primarily consisted of cash used for the purchase of aircraft of $4,728.5 million, partially offset by cash provided by asset sale proceeds of $1,773.8 million. During the year ended December 31, 2018, our cash used in investing activities of $4,052.6 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $5,969.9 million, partially offset by cash provided by asset sale proceeds of $1,822.6 million and collections of finance and sales-type leases of $94.7 million.
Cash flows (used in) provided by financing activities.    During the year ended December 31, 2019, our cash used in financing activities of $265.0 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $639.9 million, cash used for the payment of dividends to our non-controlling interest holders of $6.3 million and new financing proceeds, net of debt repayments and debt issuance costs, of $2.1 million partially offset by net receipts of maintenance and security deposits of $383.3 million. During the year ended December 31, 2018, our cash provided by financing activities of $600.4 million primarily consisted of cash provided by new financing proceeds, net of debt repayments and debt issuance costs, of $1,171.5 million and cash provided by net receipts of maintenance and security deposits of $271.7 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $834.4 million, and cash used for the payment of dividends to our non-controlling interest holders of $8.4 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of December 31, 2019, we had 299 new aircraft on order, including 137 Airbus A320neo Family aircraft, 95 Boeing 737 MAX aircraft, 41 Embraer E-Jets E2 aircraft, and 26 Boeing 787 aircraft. Subsequent to December 31, 2019, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
As of December 31, 2019, our existing sources of liquidity of $11.3 billion, including estimated operating cash flows of $3.1 billion, were sufficient to operate our business and cover 1.6x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.
As of December 31, 2019, our cash balance was $1.3 billion, including unrestricted cash of $1.1 billion, and we had approximately $6.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of December 31, 2019, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $8.2 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $11.3 billion. As of December 31, 2019, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $96.0 million and debt issuance costs, debt discounts and debt premium of $138.1 million, totaled $29.5 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

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
During the year ended December 31, 2019, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps, was 4.2%. As of December 31, 2019, our adjusted debt to equity ratio was 2.6 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2019 and 2018.
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
While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2019, $107.0 million out of $1,121.4 million of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in “Item 10. Additional Information—Taxation—Withholding tax” and “Item 3. Key Information—Risk Factors—Risks related to our organization and structure—If our subsidiaries do not make distributions to us we will not be able to pay dividends.”

Contractual obligations
Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2019, as adjusted to reflect the developments described in footnotes (b) and (c) below:

	2020	2021	2022	2023	2024	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$2,650.0	$3,550.0	$4,254.0	$1,870.0	$1,650.0	$3,450.0	$17,424.0
Secured debt facilities	804.3	900.4	2,605.8	1,662.9	1,360.2	2,473.1	9,806.7
Subordinated debt facilities	—	—	—	—	—	2,297.5	2,297.5
Estimated interest payments (a)	1,266.1	1,039.5	826.1	550.8	416.7	5,299.7	9,398.9
Purchase obligations (b) (c)	3,470.5	4,351.8	2,992.1	2,651.2	1,807.1	1,270.8	16,543.5
Operating leases (d)	9.1	8.3	8.4	8.5	6.4	27.7	68.4
Total	$8,200.0	$9,850.0	$10,686.4	$6,743.4	$5,240.4	$14,818.8	$55,539.0

(a)	Estimated interest payments for floating rate debt are based on rates as of December 31, 2019. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)
As of December 31, 2019, we had commitments to purchase 297 aircraft and two purchase and leaseback transactions. In February 2020, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft from Airbus, with deliveries beginning in 2024. These commitments are included in the table above. The timing of payments is based on our estimates of expected delivery dates. See Note 27—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.

(c)
In February 2020, we entered into an agreement with Boeing to reschedule the delivery positions of a portion of our Boeing 737 MAX aircraft on order to later dates. These revised delivery positions are reflected in the table above. The delivery positions of our Boeing 737 MAX aircraft are based on our best estimates and incorporate the information currently available to us. Our estimates may be different from the actual delivery dates, and will depend on when the Boeing 737 MAX returns to service and the speed at which Boeing is able to deliver our aircraft on order to us.

(d)
Represents contractual payments on our office and facility leases. See Note 16—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.

Off-balance sheet arrangements
We have interests in VIEs, some of which are not consolidated into our Consolidated Financial Statements. Please refer to Note 25—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$9,314.9	$8,828.0

Ordinary shares issued	141,847,345	151,847,345
Treasury shares	(10,263,856)	(9,172,681)
Ordinary shares outstanding	131,583,489	142,674,664
Shares of unvested restricted stock	(2,354,318)	(2,429,442)
Ordinary shares outstanding, excluding shares of unvested restricted stock	129,229,171	140,245,222

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$72.08	$62.95
Book value per share increased 15% between December 31, 2018 and December 31, 2019.
Non-GAAP measures
The following are definitions of non-GAAP measures used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures.
Net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps, divided by the average debt balance. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the years ended December 31, 2019 and 2018:

	Year Ended December 31,		Percentage Difference
	2019	2018
	(U.S. Dollars in millions)
Basic lease rents	$4,281.3	$4,145.6	3%
Interest expense	1,295.0	1,174.1	10%
Adjusted for:
Mark-to-market of interest rate caps	(29.7)	5.2	NA
Interest expense excluding mark-to-market on interest rate caps	1,265.3	1,179.3	7%
Net interest margin	$3,016.0	$2,966.3	2%
Depreciation and amortization, including maintenance rights expense	(1,752.7)	(1,836.8)	(5)%
Net interest margin less depreciation and amortization	$1,263.3	$1,129.5	12%

Average lease assets	$37,590	$35,369	6%

Annualized net spread	8.0%	8.4%
Annualized net spread less depreciation and amortization	3.4%	3.2%

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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$29,486	$29,508
Adjusted for:
Cash and cash equivalents	(1,121)	(1,204)
50% credit for long-term subordinated debt	(1,125)	(750)
Adjusted debt	$27,240	$27,554

Equity	$9,382	$8,881
Adjusted for:
50% credit for long-term subordinated debt	1,125	750
Adjusted equity	$10,507	$9,631

Adjusted debt/equity ratio	2.6 to 1	2.9 to 1

Item 6.	Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Pieter Korteweg	78	Non-Executive Chairman of the Board of Directors	September 2006	2020 AGM
Aengus Kelly	46	Executive Director and Chief Executive Officer	May 2011	2023 AGM
Julian (Brad) Branch	65	Non-Executive Director	April 2018	2022 AGM
Stacey Cartwright	56	Non-Executive Director	April 2019	2023 AGM
Paul Dacier	62	Non-Executive Director and Vice Chairman	May 2010	2020 AGM
Rita Forst	64	Non-Executive Director	April 2019	2023 AGM
Richard (Michael) Gradon	60	Non-Executive Director	May 2010	2020 AGM
James (Jim) Lawrence	67	Non-Executive Director	May 2017	2021 AGM
Michael Walsh	53	Non-Executive Director	May 2017	2021 AGM
Robert (Bob) Warden	47	Non-Executive Director	July 2006	2020 AGM
Officers
Philip Scruggs	55	President and Chief Commercial Officer
Peter Juhas	48	Chief Financial Officer
Marnix den Heijer	47	Company Secretary
Peter Anderson	44	Head of EMEA
Brian Canniffe	47	Group Treasurer
Vincent Drouillard	44	General Counsel
Bashir Hajjar	52	Head of Americas
Emmanuel Herinckx	47	Head of Asia Pacific
Anton Joiner	49	Chief Risk Officer
Tom Kelly	56	Chief Executive Officer, AerCap Ireland Limited
Jorg Koletzki	52	Chief Information Officer
Bart Ligthart	38	Head of Trading and Portfolio Management
Theresa Murray	52	Head of Human Resources
Martin Olson	57	Head of OEM Relations
Joe Venuto	60	Chief Technical Officer

(a)	The term for each director ends at the Annual General Meeting of Shareholders (“AGM”) typically held in April or May of each year.
Directors
Our Board of Directors currently consists of ten directors, nine of whom are non-executive directors.
Our Chairman of the Board, Pieter Korteweg, has decided to retire from the Board with effect from the close of the 2020 AGM. The Board has appointed Paul Dacier to succeed Mr. Korteweg as Chairman of the Board with effect from the close of the 2020 AGM. Mr. Dacier has been a non-executive director of AerCap since 2010 and Vice Chairman of the Board of Directors since 2013. Mr. Dacier’s appointment as Chairman of the Board is subject to his re-appointment as a non-executive director at the 2020 AGM.

Pieter Korteweg.    Mr. Korteweg has been a Director of AerCap since September 27, 2006. He serves as Vice Chairman of Cerberus Global Investment Advisors, LLC (New York) and as Chairman of Cerberus Global Investments B.V. (Baarn). Mr. Korteweg previously served, amongst others, as Chairman of the Supervisory Boards of Bawag Holding AG and Bawag PSK Bank AG (Vienna), Non-Executive Member of the Board of Haya Real Estate S.L.U. (Madrid), Chairman of the Board of Capital Home Loans Ltd., Member of the Supervisory Board of Mercedes Benz Nederland B.V., Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General of the Dutch Ministry of Finance. Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. He holds a Ph.D. in Economics from Erasmus University Rotterdam.
Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of AerCap on May 18, 2011. Previously he served as Chief Executive Officer of AerCap’s U.S. operations from January 2008 to May 2011. Mr. Kelly served as AerCap’s Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation (“GPA”) in 1998 and continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting from University College, Dublin.
Julian (Brad) Branch. Mr. Branch has been a Director of AerCap since April 25, 2018. Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the CEO and was a member of Board of Deloitte Northwest Europe LP (a professional partnership comprising Deloitte’s practices in U.K., Ireland, Netherlands, Belgium, Denmark, Norway, Sweden, Iceland, and Finland) and an advisor to Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979, and was a general partner of Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years. His industry focus for the last decade has been as a leader in Deloitte’s air transportation professional practice working with large global airlines. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade. Mr. Branch vigorously supports the community through not-for-profit Board service, such as the Advisory Board of Emory University School of Ethics, and including service on multiple Audit Committees. Mr. Branch received a B.A. and M.B.A. from the University of North Carolina.
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently a Non-Executive Director of Savills PLC, a member of the Board of Directors of Genpact, and a Senior Independent Director of the Football Association Ltd. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC from 2011 to 2016. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Paul Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently the general counsel at Indigo Agriculture, a privately held start-up company, and he is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. He was a Non-Executive Director of GTY Technology Holdings Inc. from October 2016 until November 2019 and a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as Non-Executive Director of Norma Group SE and ElringKlinger AG. Ms. Forst holds advisory positions with various European and American based companies in the automotive industry. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior technical and engineering positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (U.S.) and the Darmstadt University of Applied Technology (Germany).

Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of Exclusive Hotels. He was a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (P&O) where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O’s property division. Mr. Gradon served on the board of The Wimbledon Tennis Championships from 2005 to 2019 and on the board of Grosvenor Limited from 2007 to 2015. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.
James (Jim) Lawrence. Mr. Lawrence has been a Director of AerCap since May 5, 2017. He is currently Chairman of Lake Harriet Capital, a private investment firm. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever NV and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for nine years. Prior to General Mills, Mr. Lawrence was Executive Vice President and Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as CEO of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that he was a Partner of Bain and Company having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence is currently a Non-Executive Director of Avnet Inc. and Smurfit Kappa Group. His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of IAG (International Consolidated Airlines Group), Continental Airlines, TWA, Mesaba and British Airways. Since 1990, Mr. Lawrence has served on 16 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an M.B.A. with distinction from Harvard Business School.
Michael Walsh.   Mr. Walsh has been a Director of AerCap since May 5, 2017. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over 30 years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gáis Éireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland.
Robert (Bob)Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. He is also currently Co-Head of Private Equity and Senior Managing Director at Cerberus Capital Management, L.P., which he rejoined in October 2018 after previously working at Cerberus from 2003 to 2012. Mr. Warden has worked in the private equity industry for over 25 years. He was formerly a partner at Pamplona Capital Management from 2012 to 2018, and had previously worked in private equity at J.H. Whitney, Cornerstone Equity Investors and Donaldson, Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.
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

Marnix den Heijer. Mr. Den Heijer was appointed Company Secretary in 2008 and subsequently also took on the role of Chief Compliance Officer. He served as Head of Internal Audit from 2006 to April 2017, and as Head of Contracts Management from 2002 to 2005. He joined the contracts management department in 2000. Prior to joining AerCap, Mr. Den Heijer practiced international trade and transportation law at a Netherlands based law firm. Mr. Den Heijer holds a Master degree in law from Leiden University and a Master degree in law from University College, London. Mr. Den Heijer has resigned from AerCap with effect from April 30, 2020.
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
Bashir Hajjar.    Mr. Hajjar assumed the position of Head of Americas in October 2018. In his role Mr. Hajjar is responsible for AerCap’s leasing activities across the Americas. He brings 30 years of wide-ranging experience in the aviation industry from aircraft manufacturing to aircraft leasing and airline management. Prior to joining AerCap he held various positions in the Fleet Planning group for Continental Airlines and the Aircraft Marketing group at McDonnell Douglas. Mr. Hajjar began his aviation career in engineering, at McDonnell Douglas, Eastern Airlines and Continental Airlines. Mr. Hajjar holds a Masters of Business Administration from California State University Long Beach, a Bachelor of Science Degree in Aerospace Engineering from Saint Louis University, and an FAA Airframe and Power Plant Certificate.
Emmanuel Herinckx.    Mr. Herinckx was appointed to the position of Head of Asia Pacific in July 2019. He oversees AerCap’s leasing activities across Asia Pacific and China from our office in Singapore. Mr. Herinckx joined AerCap in September 2006 as Vice President Marketing Asia Pacific. Prior to joining AerCap he worked in the Airline Marketing Departments of Airbus North America Sales, INC, Washington DC, USA and Airbus SAS, Toulouse, France for a period of seven years. Mr. Herinckx holds a Master of Science in Air Transport Management from Cranfield University, United Kingdom.
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
Tom Kelly.    Mr. Kelly was appointed Chief Executive Officer of AerCap Ireland in 2010. Mr. Kelly previously served as Chief Financial Officer of AerCap’s Irish operations and has a substantial aircraft leasing and financial services background. Previously, Mr. Kelly spent ten years with General Electric Capital Aviation Services Limited (“GECAS”) where his last roles were as Chief Financial Officer and director of GECAS’s Irish operation. Mr. Kelly also served as global controller for GECAS in his role as Senior Vice President & Controller. Prior to joining GECAS in 1997, Mr. Kelly spent over eight years with KPMG in their London office, as Senior Manager in their financial services practice. Mr. Kelly is a Chartered Accountant and holds a Bachelor of Commerce degree from University College, Dublin.
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
Joe Venuto.    Mr. Venuto was appointed Chief Technical Officer of AerCap in February 2012. He previously served in the role of Senior Vice President Operations for the Americas at AerCap for four years. From 2004 to 2008, he held the role of Senior Vice President Operations at AeroTurbine, Inc., responsible for all technical issues. Prior to joining AeroTurbine, Inc., Mr. Venuto held the role of Senior Director Maintenance at several airlines including Trump Shuttle, Laker Airways and Amerijet International. He has over 30 years’ experience in the aviation industry and he commenced his aviation career as an Airplane and Powerplant technician for Eastern Airlines. Mr. Venuto is a graduate of the College of Aeronautics and a licensed FAA Airframe and Powerplant Technician.
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
In addition, our non-executive directors receive an annual equity award as provided for in AerCap’s remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. As of December 31, 2019, our non-executive directors held 61,115 restricted stock units and options to acquire a total of 5,728 AerCap ordinary shares (our non-executive directors did not hold any shares of restricted stock as of December 31, 2019); these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive compensation
The aircraft leasing business is highly competitive. As the global leader in aircraft leasing, we seek to attract and retain the most talented and successful officers to manage our business and to motivate them with appropriate incentives to execute our strategy and to promote and encourage continued superior performance over a prolonged period of time, in support of achieving the objectives of long-term value creation and appropriate risk-taking. We have designed our compensation plans to meet these objectives.

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
• Reward long-term growth and value creation
• Tie long-term incentive program awards to the achievement of multi-year EPS targets set by the Nomination and Compensation Committee
• Reward high performers with above-target pay when predetermined goals are exceeded
Manage risk	• Prohibit hedging of Company securities and pledging of AerCap equity prior to vesting
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject the executive director’s incentive compensation to clawback provisions under Dutch law
As of December 31, 2019, our Group Executive Committee members were Aengus Kelly, Philip Scruggs, Peter Juhas and Marnix den Heijer. During the year ended December 31, 2019, we paid an aggregate of approximately $13.6 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including approximately $0.5 million as part of their retirement and pension plans.
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
The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon recommendation of the Nomination and Compensation Committee) based on the Company’s performance relative to the U.S. GAAP EPS budget for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company’s U.S. GAAP EPS budget and target bonus levels are determined before the beginning of the relevant year. The annual bonus amounts and the annual stock bonuses are paid or granted, as the case may be, in arrears. As a matter of policy, actual bonus amounts will be below target level in years that the EPS target is not met, unless specific circumstances require otherwise which, if any, will be disclosed in this annual report. The annual stock bonuses vest after three years or, if earlier, at the end of the officer’s employment term.

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
The Company is subject to the Netherlands’ Clawback of Bonuses Act. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2019, we did not have any directors other than the executive director who were in charge of day-to-day management.
AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
The table below indicates the equity awards the Company granted to our Group Executive Committee members, and their equity awards that vested in 2019:

	2019 Granted		2019 Vested
Aengus Kelly	32,274	(a)	571,455	(b)
Philip Scruggs	119,848	(c) (d)	—
Peter Juhas	5,180	(e)	238,627	(f)
Marnix den Heijer	—		12,452	(b)

(a)	Grant of 47,336 shares of restricted stock, of which 15,062 were withheld to pay taxes incurred by Mr. Kelly in connection with the grant.

(b)	Vesting of shares of restricted stock.

(c)
Grant of 172,607 shares of restricted stock, of which 63,865 shares were withheld to pay taxes incurred by Mr. Scruggs in connection with the grant. In addition, 11,106 restricted stock units were granted; payroll tax will be withheld and deducted from the shares to be delivered at vesting.

(d)
During 2019, 320,000 restricted stock units were converted to 201,600 shares of restricted stock. The remaining shares were withheld to pay taxes incurred by Mr. Scruggs in connection with the conversion.

(e)	Grant of restricted stock units; payroll tax will be withheld and deducted from the shares to be delivered at vesting.

(f)	Vesting of 238,627 restricted stock units of which 93,902 were withheld to pay taxes incurred by Mr. Juhas in connection with the vesting.

The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2019 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock and restricted stock units, as specified in the paragraph below regarding share ownership:

	2020	2021	2022	2023	2024
Aengus Kelly	—	18,345	859,960	435,471	—
Philip Scruggs	328,295	—	—	—	—
Peter Juhas	—	—	141,642	—	—
Marnix den Heijer	4,794	—	—	—	—
We require our Group Executive Committee members to own Company ordinary shares having a value equal to at least five times their annual base salary (ten times in the case of the Chief Executive Officer), in order to further align their interests with the long-term interests of our shareholders. This threshold amount includes ordinary shares owned outright, vested stock-based equity awards, time-based restricted stock and time-based restricted stock units, whether or not vested, and any stock-based equity that the executive has elected to defer. New Group Executive Committee members have a five-year grace period to meet this threshold. In addition, each Group Executive Committee member is required to hold, post vesting, 25% of the net shares (50% for our Chief Executive Officer) (after satisfaction of any exercise price or tax withholding obligations), delivered to him or her pursuant to Company equity awards since January 1, 2007, for so long as such member remains employed by the Company (or, if earlier, until such member reaches 65 years of age). Sales of Company ordinary shares are conducted with a view to avoiding undue impact on the Company ordinary share price and in compliance with laws and regulations. Each member must consult with the Chairman before executing any sale of the Company’s ordinary shares.
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
Board Practices
General
Our Board of Directors currently consists of ten directors, nine of whom are non-executive directors.
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Two of our non-executive directors (out of a total of nine) currently serve in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2019, was 6.3 years.
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
The Chairman of the Board is responsible for ensuring, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties; (ii) each director has sufficient time for consultation and decision making; and (iii) the Board of Directors and the board committees are properly constituted and functioning.
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
In 2019, the Board of Directors met on nine occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as AerCap’s annual reports and annual accounts for the financial year 2018, topics for the AGM 2019, the situation involving the worldwide grounding of the Boeing 737 MAX aircraft, secured and unsecured financing transactions and AerCap’s liquidity position, AerCap’s hedging policies, optimization of AerCap’s portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap’s backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap’s corporate and tax structure, reports from the various Board committees, budgeting and financial planning, remuneration and compensation, directors’ and officers’ succession planning, cyber security, regulatory compliance, culture and values, sustainability and community, governance, risk management and control and an assessment of the Board’s own functioning.
Composition of the Board
The members of our Board of Directors are from diverse professional backgrounds and combine a broad spectrum of experience and expertise with a reputation for integrity. The Board as a whole possesses a wide range of core competencies, professional backgrounds and skill sets, as outlined in the Board profile, which is determined by the Board each year. The Board Profile, which is available on the website of the Company, sets out the Board’s policy in relation to Board composition and diversity, and associated targets. The highlights of this policy include that the Board shall aim for a diverse composition, in line with the global nature and identity of the Company and its business, in terms of such factors as nationality, background, gender and age. We are committed to advancing female representation on our Board of Directors, as we believe that greater diversity of the Board of Directors will have a positive impact. Candidate directors are primarily selected on the basis of core competencies, professional backgrounds and skill sets as outlined in the Board profile. The Board comprises at least one financial expert.

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
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2019, the members of our Group Executive Committee were Aengus Kelly, Philip Scruggs, Peter Juhas and Marnix den Heijer. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.
Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2019, the members of our Group Portfolio and Investment Committee were Peter Juhas, Aengus Kelly, Robert (Bob) Warden and Bart Ligthart. Rita Forst has been appointed as a member with effect from the close of the AGM in 2020.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2019, the members of our Group Treasury and Accounting Committee were Peter Juhas, Aengus Kelly, Paul Dacier, Tom Kelly, Brian Canniffe and Robert (Bob) Warden.
Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2019, the members of our Audit Committee were James (Jim) Lawrence (Chairman), Julian (Brad) Branch, Richard (Michael) Gradon and Michael Walsh.
In 2019, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, external auditor’s reports, external auditor’s independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditor’s audit plan for 2019, approval of other services rendered by the external auditor, internal audit reports, the internal auditor’s audit plan for 2020, the Company’s compliance, risk management policies and integrity and fraud, the expenses incurred by the Company’s most senior officers in carrying out their duties, the Company’s tax planning policies, the functioning of the Audit Committee, the Audit Committee charter and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditor and with the internal auditor without management being present.

Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three non-executive directors appointed by the Board of Directors. As of December 31, 2019, the members of our Nomination and Compensation Committee were Pieter Korteweg (Chairman), Paul Dacier, Michael Walsh, and Robert (Bob) Warden. Stacey Cartwright has been appointed as a member with effect from the close of the AGM in 2020.
In 2019, the Nomination and Compensation Committee met on five occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In addition, various resolutions were adopted outside of these meetings.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

Share ownership
The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2019:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Ordinary shares underlying options (c)	Fully diluted ownership percentage (d)
Directors:
Pieter Korteweg (Chairman)	32,170	—	11,813	—	*
Aengus Kelly (e)	1,961,233	1,313,776	—	—	2.1%
Julian (Brad) Branch	4,000	—	7,029	—	*
Stacey Cartwright	—	—	1,804	—	*
Paul Dacier	5,597	—	6,084	5,728	*
Rita Forst	—	—	1,804	—	*
Richard (Michael) Gradon	—	—	7,029	—	*
James (Jim) Lawrence	200,000	—	11,604	—	*
Michael Walsh	500	—	9,282	—	*
Robert (Bob) Warden	10,803	—	4,666	—	*
Total Directors	2,214,303	1,313,776	61,115	5,728
Group Executive Committee (GEC) Members:
Philip Scruggs	112,464	310,342	17,953	—	*
Peter Juhas	98,750	136,462	5,180	—	*
Marnix den Heijer	43,585	4,794	—	—	*
Total Directors and GEC Members	2,469,102	1,765,374	84,248	5,728

*Less than 1.0%.

(a)
All restricted stock and restricted stock units are subject to time-based or performance-based vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 34,386 will vest on April 30, 2020 (or the date of the AGM in 2020, whichever is the earlier), 214,301 will vest on May 31, 2020, 113,994 will vest on December 15, 2020, 5,647 will vest on January 1, 2021, 18,345 will vest on March 12, 2021, 15,239 will vest on April 30, 2021 (or, the date of the AGM in 2021, whichever is the earlier), 4,311 will vest on January 1, 2022, 23,035 will vest on March 11, 2022, 2,718 will vest on April 30, 2022 (or the date of the AGM in 2022, whichever is the earlier), 842,105 will vest on May 1, 2022 (or the date of the AGM in 2022, whichever is the earlier), 136,462 will vest on September 13, 2022, 3,608 will vest on January 1, 2023, 14,419 will vest on March 9, 2023 and 421,052 will vest on May 1, 2023 (or the date of the AGM in 2023, whichever is the earlier).

(b)	Payroll tax will be withheld and deducted from the shares to be delivered at the vesting of restricted stock units, as applicable.

(c)
1,774 of these options expire on December 31, 2020 and carry a strike price of $14.12 per option. 2,151 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 1,803 options expire on December 31, 2022 and carry a strike price of $13.72 per option.

(d)	Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards at target in this table, and no vesting or exercise of any other equity awards.

(e)	Mr. Kelly is our Chief Executive Officer and an Executive Director of the Board.
All of our ordinary shares have the same voting rights.
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aircraft leasing business at each of our principal geographic locations as of December 31, 2019, 2018 and 2017:

	As of December 31,
Location	2019	2018	2017
Dublin	206	207	205
Shannon	79	78	75
Los Angeles	48	46	54
Singapore	44	41	43
Other (a)	13	13	30
Total (b)	390	385	407

(a)	Includes employees located in the Netherlands, China, France, the United Kingdom, the United Arab Emirates and the United States other than Los Angeles.

(b)	Includes one, one and two part-time employees as of December 31, 2019, 2018 and 2017, respectively.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.

Item 7.	Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our ordinary outstanding shares as of December 31, 2019, based on available public filings, include: AllianceBernstein L.P. at 7.4% (9,754,353 shares) and Eagle Capital Management LLC at 6.7% (8,790,491 shares).
We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Please refer to Note 10—Investments, Note 25—Variable interest entities and Note 26—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.

Item 8.	Financial Information
Consolidated statements and other financial information
Please refer to pages F-1 through F-70 of this annual report.
Significant changes
Please refer to Note 30—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.

Item 9.	The Offer and Listing
Offer and listing details
Not applicable.
Markets
AerCap’s ordinary shares are traded on the NYSE under the ticker symbol AER.
AerCap’s 5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079 are traded on the NYSE under the ticker symbol AER79.

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
Regulatory obligations regarding certain share transactions
Cash Manager Limited, which is a subsidiary of AerCap, is subject to regulation by the Central Bank of Ireland. As a result, the acquisition or disposal directly or indirectly of interests in AerCap shares or similar interests may be subject to regulatory requirements involving the Central Bank of Ireland as set out below. The following disclosure is for information purposes only and AerCap cannot provide Irish legal advice to actual or potential investors. Actual or potential investors in AerCap must obtain their own legal advice in relation to their position.
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
At the AGM held in 2019, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares
(i)  up to ten percent of the Company’s issued share capital; and
(ii)  up to an additional ten percent of the Company’s issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.
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
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2019, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph Issuance of ordinary shares, which authorization is valid for a period of 18 months.
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
At the AGM held in 2019, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2019, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2019, we cancelled 10,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

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
The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the General Meeting of Shareholders:

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
The AGM was held on April 24, 2019. The AGM adopted the 2018 annual accounts and voted for all other items which required a vote.
Voting rights
Each ordinary share represents the right to cast one vote at a General Meeting of Shareholders. All resolutions must be passed with an absolute majority of the votes validly cast, unless otherwise stated in the Articles of Association or under Dutch law. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.
Any major change in the identity or character of AerCap or its business must be approved by our General Meeting of Shareholders, including:

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
Adoption of annual accounts and discharge of management liability
Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year (subject to extension of that term by our General Meeting of Shareholders). The annual accounts must be made available for inspection by shareholders at our offices from the moment that our annual General Meeting of Shareholders is convened. The annual accounts must be accompanied by an auditor’s certificate, a report of the Board of Directors and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.
The adoption of the annual accounts by our shareholders does not include the release of the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.
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
Taxation
AerCap Holdings N.V. is a Dutch incorporated company which is centrally managed and controlled from Ireland. It is tax resident in Ireland under Irish domestic law and as a result of the application of the double taxation treaty between Ireland and the Netherlands.
Irish tax considerations
The following is a general summary of certain Irish tax consequences applicable to both Irish tax resident and non-Irish residents as a result of the holding and disposal of ordinary shares where and while we are considered a resident of Ireland for the purposes of Irish tax. This summary is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners as of the date of this annual report. Legislative, administrative or judicial changes may modify the tax consequences described below. The discussion below is included for general information purposes only.
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

Dividend withholding tax
Irish dividend withholding tax (“DWT”), which is currently at a rate of 25%, will arise in respect of dividends or other distributions (including deemed distributions) that we pay unless an exemption applies. A deemed distribution for these purposes could include, among other things, a payment made on the redemption, repayment or purchase by a company of its own shares, except for such payments made by a quoted company in certain circumstances. Where DWT does arise in respect of dividends, the Company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.
An exemption from DWT is available on dividend payments made to certain non-Irish tax resident shareholders (“Exempt Non-Resident Shareholders”). Exempt Non-Resident Shareholders must be resident in a country with which Ireland has a double tax treaty (a “Relevant Territory”), which includes the United States and member states of the EU, other than Ireland. Exempt Non-Resident Shareholders include:

•	individual shareholders (that are not corporate shareholders) who are not tax resident in Ireland and who are resident for the purposes of tax in a Relevant Territory;

•	corporate shareholders resident for the purposes of tax in a Relevant Territory and which are not controlled (directly or indirectly) by Irish tax residents;

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
With effect from January 1, 2021 the Company (or its qualifying intermediary as the case may be) may be required to make reasonable efforts to obtain a tax reference number for the dividend recipient prior to paying the dividend.
U.S. resident shareholders
A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC, pursuant to a confirmation obtained from the Irish Revenue Commissioners. The simplified procedures provide that such shareholders are not required to complete the Irish Revenue Commissioners’ DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a “qualifying intermediary” as discussed further below. The confirmation from the Irish Revenue Commissioners is operative for a period of 5 years up to the end of 2020 and a request for renewal of the confirmation has been made.
Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of the DTC should not be subject to DWT provided that the shareholder has completed the relevant DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled.
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
The Irish Revenue Commissioners held a public consultation in late 2019 regarding the administration of DWT. The aim of this consultation is to move DWT administration to real-time reporting and to introduce variable rates of DWT for Irish tax resident individuals by reference to their specific circumstances. It is not expected that any changes to Ireland’s DWT system will occur prior to January 1, 2021.

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

U.S. tax considerations
Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders’ tax consequences addresses only those persons that hold those ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of our ordinary shares (as measured by vote or value), dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to the ordinary shares as a result of such income being recognized on an applicable financing statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
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
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2019. We cannot yet make a determination as to whether we will be classified as a PFIC for 2020 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.
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
Dividends
Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. In accordance with the articles of association and Book 2 of the Dutch Civil Code, we may only declare dividends insofar as our shareholders’ equity exceeds the amount of the paid up and called portion of the issued share capital plus the reserves that must be maintained in accordance with the provisions of the laws of the Netherlands or our articles of association. We may not make any distribution of profits on ordinary shares that we hold and have not done so in the past. Our Board of Directors determines whether and how much of the profits it will reserve. Any remaining profits shall be distributed to the shareholders pro rata to the number of shares held by each shareholder.
All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register of the Dutch Trade Register. Our net income attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2018 and our total AerCap Holdings N.V. shareholders’ equity as of December 31, 2018 as set forth in our annual statutory accounts were $918.5 million and $8,312.4 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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
The principal amount of our outstanding floating rate debt was approximately $8.6 billion, or approximately 29% of the total principal amount of our outstanding indebtedness as of December 31, 2019. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of less than $10 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2019. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2020	2021	2022	2023	2024	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,811.5	$2,340.7	$1,836.2	$1,229.6	$258.3	$75.0	$10.1
Weighted average strike rate	2.4%	2.4%	2.4%	2.4%	1.6%	1.5%

	2020	2021	2022	2023	2024	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$3,945.4	$3,406.0	$2,453.1	$694.3	$—	$—	$(95.5)
Weighted average pay rate	2.4%	2.6%	2.8%	3.0%	—%	—%
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
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, has evaluated, as of December 31, 2019, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.
Attestation report of the registered public accounting firm
PricewaterhouseCoopers, the independent registered public accounting firm that audited our 2019 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2019 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2019 that materially affected, or were reasonably likely to materially affect, the effectiveness of the internal controls over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(U.S. Dollars in thousands)
Audit fees	$5,530	$5,573
Tax fees	523	512
All other fees	3	3
Total	$6,056	$6,088
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
All Other Fees
All other fees relate to licensing fees for accounting research software.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2019:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2019	2,044,932	$44.02	2,044,932	$42.6
February 2019	529,252	46.90	529,252	217.8
March 2019	513,720	43.43	513,720	195.5
April 2019	970,788	48.64	970,788	148.3
May 2019	1,607,513	48.35	1,607,513	70.6
June 2019	908,609	48.69	908,609	226.3
July 2019	750,158	50.97	750,158	188.1
August 2019	1,157,464	52.00	1,157,464	127.9
September 2019	103,175	53.15	103,175	122.4
October 2019	522,730	52.79	522,730	94.8
November 2019	310,177	59.41	310,177	276.4
December 2019	2,532,306	59.66	2,532,306	125.3
Total	11,950,824	$50.82	11,950,824	$125.3

(a)	For further details on our share repurchase programs, please refer to Note 17—Equity.

Item 16F.	Change in Registrant’s Certifying Accountant
Effective from April 30, 2018, we engaged PricewaterhouseCoopers (“PwC Ireland”), the Irish member firm of PricewaterhouseCoopers International Limited (“PwCIL”), as the Company’s independent registered public accounting firm, and dismissed PricewaterhouseCoopers Accountants N.V. (“PwC Accountants N.V.”), the Dutch member firm of PwCIL. The Audit Committee’s decision to replace PwC Accountants N.V. with PwC Ireland was due solely to the migration of the Company’s headquarters to Ireland in 2016. Details regarding this change in certifying accountant were previously reported under Item 16F of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019.

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
Please refer to pages F-1 through F-70 of this annual report.

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

2.3
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

2.4	AerCap Holdings N.V. 2012 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-180323 and incorporated herein by reference)

2.5
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

2.6
Third Amended and Restated Revolving Credit Agreement, dated as of October 22, 2019, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent.

2.7
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

2.8
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.9
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
2.10
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

2.11
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

2.12
Sixth Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)

2.13
Seventh Supplemental Indenture, dated as of June 25, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 25, 2015 and incorporated herein by reference)

2.14
Eighth Supplemental Indenture, dated as of October 21, 2015, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 22, 2015 and incorporated herein by reference)

2.15
Ninth Supplemental Indenture, dated as of May 23, 2016, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on May 23, 2016 and incorporated herein by reference)

2.16
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

2.17
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

2.18
Twelfth Supplemental Indenture, dated as of July 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 21, 2017 and incorporated herein by reference)

2.19
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

2.20
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

2.21
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

2.22
Sixteenth Supplemental Indenture, dated as of June 12, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 12, 2018 and incorporated herein by reference)

2.23
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

Exhibit Number	Description of Exhibit

2.24
Eighteenth Supplemental Indenture, dated as of January 16, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 16, 2019 and incorporated herein by reference)

2.25
Nineteenth Supplemental Indenture, dated as of January 16, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 16, 2019 and incorporated herein by reference)

2.26
Twentieth Supplemental Indenture, dated as of April 3, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on April 4, 2019 and incorporated herein by reference)

2.27
Twenty-First Supplemental Indenture, dated as of August 14, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on August 14, 2019 and incorporated herein by reference)

2.28
Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Registration Statement No. 333-234028 and incorporated herein by reference)

2.29
First Supplemental Indenture, dated as of October 10, 2019, to the Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 10, 2019 and incorporated herein by reference)

2.30
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)

2.31
Second Supplemental Indenture, dated as of December 7, 2010, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)

2.32
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.33
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.34
Seventh Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)

2.35
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.36
Officers’ Certificate, dated as of December 7, 2010, establishing the terms of the 8.25% senior notes due 2020 (filed as an exhibit to the ILFC Form 8-K filed on December 7, 2010 and incorporated herein by reference)

2.37
Officers’ Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.38
Officers’ Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.39
Officers’ Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)

2.40
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.41
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.42
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.43
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.44	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.45	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.46
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

2.47
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

2.48
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

2.49
Third Amendment to Term Loan Credit Agreement, dated as of August 9, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent

2.50
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

2.51	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

2.52
The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.53	Description of Certain Registrant’s Securities

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

Exhibit Number	Description of Exhibit
8.1	List of Subsidiaries of AerCap Holdings N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

15.2	Consent of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm

101	The following financial information formatted in Inline Extensible Business Reporting Language (iXBRL):
(1) Consolidated Balance Sheets as of December 31, 2019 and 2018
(2) Consolidated Income Statements for the Years Ended December 31, 2019, 2018 and 2017
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2019, 2018 and 2017
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017
(5) Consolidated Statements of Equity for the Years Ended December 31, 2019, 2018 and 2017
(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2019, formatted in Inline XBRL (included as Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: March 5, 2020

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AerCap Holdings N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and its subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, and the related consolidated income statements and consolidated statements of comprehensive income, cash flows and equity for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Event-driven impairment and resulting impairment calculation charges
As described in note 5, note 8 and note 23 to the consolidated financial statements, the Company’s consolidated flight equipment held for operating leases amounts to $36,207 million as of December 31, 2019, and the impairment charge recorded on flight equipment held for operating leases amounts to $70.1 million for the year ended December 31, 2019. Management performs event-driven impairment assessments of its flight equipment held for operating leases each quarter. These quarterly impairment assessments are primarily triggered by potential sale transactions or aircraft repossessions. On an annual basis, management also performs an impairment assessment on all aircraft older than five years to identify potential impairment by reference to estimated future cash flows at asset group level. Management applies significant judgment in assessing whether an impairment is necessary, and in establishing significant assumptions, including the future lease rates and discount rates applied when performing quantitative impairment tests.
The principal considerations for our determination that performing procedures relating to the identification of impairment events and resulting impairment calculations is a critical audit matter are management’s exercise of significant judgment regarding the identification of potential impairment events and the establishment of significant assumptions when projecting future cash flows such as future lease rates and the discount rate applied. This in turn led to a high degree of auditor subjectivity, judgment and effort in evaluating management’s judgments and the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to flight equipment impairment assessment, including controls over the identification of impairment events on a quarterly basis and the reasonableness of significant assumptions used to calculate future cash flows such as future lease rates and the discount rate. These procedures also included, among others, evaluating management’s identification of the quarterly impairment triggers; testing management’s process for developing the annual impairment assessment model; testing the completeness and accuracy of the underlying data used in the model; and evaluating the significant assumptions used by management including the future lease rates and the discount rate and evaluating the reasonableness of the resulting cash flow projections. Evaluating management’s assumptions relating to future lease rates involved evaluating whether the assumptions used by management were reasonable considering (i) current lease rates, (ii) whether these assumptions were consistent with the evidence obtained in other areas of the audit and (iii) performing sensitivity analysis.
Net gain on sales of aircraft
As described in the consolidated income statement on page F-7 and in note 3, the Company’s consolidated net gain on sale of aircraft for the year ended December 31, 2019, was $188.8 million. The Company sells aircraft in the normal course of its business to manage its fleet and to realize the residual value of aircraft at the end of their economic life. In some cases, the terms and conditions of aircraft sale transactions may include continuing equity or debt investments in the aircraft, post-sale performance guarantees of aircraft cash flows or servicing arrangements. The presence of any of these terms and conditions requires management to exercise significant judgment to determine whether control of the underlying aircraft has been transferred to the buyer, and whether the Company no longer has significant ownership risk in the asset, both of which are required for a sale and resulting gain or loss to be recognized.
The principal considerations for our determination that performing procedures relating to the net gain on sale of aircraft is a critical audit matter are the incidence of aircraft sales in 2019 and the fact that management exercises significant judgment in the determination of whether the sale (and resulting gain or loss) should be recognized, which determination can be complex due to unique elements that may be included in the sale contract. This in turn led to a high degree of auditor subjectivity, judgment and effort in performing procedures to evaluate management’s judgment and the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the sale of aircraft, including controls over the identification of unique elements included in aircraft sales contracts that could indicate the Company has maintained significant ownership risk in the assets. These procedures also included, among other things, on a test basis, reading sales contracts, identifying complex clauses and evaluating whether the criteria for revenue recognition have been met; on a test basis, reconciling cash receipts with contractual terms and invoices raised, and comparing the key parts of each contract with management’s calculations of the net gain or loss on sale; evaluating whether the other balance sheet items associated with the aircraft sold (such as maintenance-related balance sheet items, straight-line rents and lease premiums) that have not been assigned to the buyer are released to income; and testing the completeness and accuracy of the calculation of the revenue recognized.

/s/ PricewaterhouseCoopers
Dublin, Ireland
March 5, 2020

We have served as the Company’s auditor since 2018.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Board of Directors and Shareholders of AerCap Holdings N.V.
Opinion on the Financial Statements
We have audited the consolidated statements of income, comprehensive income, cash flows, and equity of AerCap Holdings N.V. and its subsidiaries (the “Company”) for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2019 and 2018

		As of December 31,
	Note	2019	2018
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,121,396	$1,204,018
Restricted cash	4	178,951	211,017
Trade receivables		47,935	40,379
Flight equipment held for operating leases, net	5	35,870,781	35,052,335
Maintenance rights and lease premium, net	7	809,615	1,113,190
Flight equipment held for sale	8	336,592	184,129
Net investment in finance and sales-type leases	6	1,011,549	1,003,286
Prepayments on flight equipment	27	2,954,478	3,024,520
Other intangibles, net	7	307,394	328,570
Deferred income tax assets	15	95,077	138,281
Other assets	9	1,015,476	909,190
Total Assets		$43,749,244	$43,208,915
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	12	$1,032,623	$1,009,945
Accrued maintenance liability	13	2,190,159	2,237,494
Lessee deposit liability		747,790	768,677
Debt	14	29,486,131	29,507,587
Deferred income tax liabilities	15	910,336	804,598
Commitments and contingencies	27
Total Liabilities		34,367,039	34,328,301
Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of December 31, 2019 and 2018; 141,847,345 and 151,847,345 ordinary shares issued and 131,583,489 and 142,674,664 ordinary shares outstanding (including 2,354,318 and 2,429,442 shares of unvested restricted stock) as of December 31, 2019 and 2018, respectively	17, 24	1,754	1,866
Additional paid-in capital		2,209,462	2,712,417
Treasury shares, at cost (10,263,856 and 9,172,681 ordinary shares as of December 31, 2019 and 2018, respectively)		(537,341)	(476,085)
Accumulated other comprehensive loss		(93,587)	(1,824)
Accumulated retained earnings		7,734,609	6,591,674
Total AerCap Holdings N.V. shareholders’ equity		9,314,897	8,828,048
Non-controlling interest		67,308	52,566
Total Equity		9,382,205	8,880,614
Total Liabilities and Equity		$43,749,244	$43,208,915

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$78,187	$87,584
Flight equipment held for operating leases and held for sale		2,091,022	2,230,634
Other assets		64,908	82,995

Accrued maintenance liability		$42,603	$44,073
Debt		1,395,022	1,497,144
Other liabilities		81,335	89,598
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2019, 2018 and 2017

		Year Ended December 31,
	Note	2019	2018	2017
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	19, 22	$4,281,260	$4,145,552	$4,194,224
Maintenance rents and other receipts		401,006	391,541	519,578
Lease revenue		4,682,266	4,537,093	4,713,802
Net gain on sale of assets		188,835	201,323	229,093
Other income	21	66,239	61,564	94,598
Total Revenues and other income		4,937,340	4,799,980	5,037,493
Expenses
Depreciation and amortization	5, 7	1,676,121	1,679,074	1,727,296
Asset impairment	23	70,149	44,186	61,286
Interest expense		1,295,020	1,174,074	1,112,391
Leasing expenses		287,950	446,487	537,752
Restructuring related expenses		—	—	14,605
Selling, general and administrative expenses	18, 20	267,458	305,226	348,291
Total Expenses		3,596,698	3,649,047	3,801,621
Income before income taxes and income of investments accounted for under the equity method		1,340,642	1,150,933	1,235,872
Provision for income taxes	15	(167,714)	(144,079)	(164,718)
Equity in net earnings of investments accounted for under the equity method		(6,151)	10,643	9,199
Net income		$1,166,777	$1,017,497	$1,080,353
Net income attributable to non-controlling interest		(21,083)	(1,865)	(4,202)
Net income attributable to AerCap Holdings N.V.		$1,145,694	$1,015,632	$1,076,151

Basic earnings per share	24	$8.51	$7.00	$6.68
Diluted earnings per share	24	$8.43	$6.83	$6.43

Weighted average shares outstanding—basic		134,570,169	145,162,220	161,059,552
Weighted average shares outstanding—diluted		135,898,139	148,706,266	167,287,508

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
	2019	2018	2017
	(U.S. Dollars in thousands)
Net income	$1,166,777	$1,017,497	$1,080,353
Other comprehensive income (loss):
Net change in fair value of derivatives (Note 11), net of tax of $12,845, $2,080 and $(2,131), respectively	(89,918)	(14,559)	14,918
Actuarial gain (loss) on pension obligations, net of tax of $265, $215 and $(257), respectively	(1,845)	(1,539)	1,125
Total other comprehensive income (loss)	(91,763)	(16,098)	16,043

Comprehensive income	1,075,014	1,001,399	1,096,396
Comprehensive income attributable to non-controlling interest	(21,083)	(1,865)	(4,202)
Total comprehensive income attributable to AerCap Holdings N.V.	$1,053,931	$999,534	$1,092,194

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
	2019	2018	2017
	(U.S. Dollars in thousands)
Net income	$1,166,777	$1,017,497	$1,080,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,676,121	1,679,074	1,727,296
Asset impairment	70,149	44,186	61,286
Amortization of debt issuance costs, debt discount, debt premium and lease premium	79,645	76,499	79,052
Amortization of fair value adjustments on debt	(79,098)	(142,596)	(194,728)
Maintenance rights write-off (a)	244,748	287,119	539,772
Maintenance liability release to income	(207,849)	(228,081)	(302,408)
Net gain on sale of assets	(188,835)	(201,323)	(229,093)
Deferred income taxes	162,498	147,588	157,021
Collections of finance and sales-type leases	98,365	—	—
Other	165,527	155,628	156,946
Changes in operating assets and liabilities:
Trade receivables	(8,751)	19,839	(10,567)
Other assets	(73,646)	9,800	55,309
Accounts payable, accrued expenses and other liabilities	31	(24,858)	19,978
Net cash provided by operating activities	3,105,682	2,840,372	3,140,217
Purchase of flight equipment	(3,359,092)	(4,036,194)	(3,956,671)
Proceeds from sale or disposal of assets	1,773,766	1,822,601	1,779,321
Prepayments on flight equipment	(1,369,400)	(1,912,215)	(1,268,585)
Collections of finance and sales-type leases	—	94,703	91,918
Other	(17)	(21,505)	(38,102)
Net cash used in investing activities	(2,954,743)	(4,052,610)	(3,392,119)
Issuance of debt	6,539,310	5,589,825	5,596,402
Repayment of debt	(6,504,830)	(4,360,520)	(4,695,453)
Debt issuance costs paid, net of debt premium received	(36,592)	(57,831)	(81,396)
Maintenance payments received	736,423	743,256	756,314
Maintenance payments returned	(352,032)	(459,326)	(523,403)
Security deposits received	232,219	208,259	187,378
Security deposits returned	(233,222)	(220,452)	(188,362)
Dividend paid to non-controlling interest holders and others	(6,341)	(8,403)	(266)
Repurchase of shares and tax withholdings on share-based compensation	(639,941)	(834,398)	(1,138,782)
Net cash (used in) provided by financing activities	(265,006)	600,410	(87,568)
Net decrease in cash, cash equivalents and restricted cash	(114,067)	(611,828)	(339,470)
Effect of exchange rate changes	(621)	2,738	(1,032)
Cash, cash equivalents and restricted cash at beginning of period	1,415,035	2,024,125	2,364,627
Cash, cash equivalents and restricted cash at end of period	$1,300,347	$1,415,035	$2,024,125

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
	2019	2018	2017
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,270,532	$1,228,788	$1,231,539
Income taxes paid, net	2,352	679	18,957

(a)	Maintenance rights write-off consisted of the following:

EOL and MR contract maintenance rights expense	$76,611	$157,792	$355,845
MR contract maintenance rights write-off due to maintenance liability release	19,848	29,656	77,494
EOL contract maintenance rights write-off due to cash receipt	148,289	99,671	106,433
Maintenance rights write-off	$244,748	$287,119	$539,772

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2019, 2018 and 2017
Non-Cash Investing and Financing Activities
Year ended December 31, 2019:
Flight equipment held for operating leases in the amount of $143.4 million, net, was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $1.6 billion was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $249.2 million was settled with buyers upon sale or disposal of assets.
Year ended December 31, 2018:
Flight equipment held for operating leases in the amount of $76.9 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $979.2 million, net, was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $38.4 million was reclassified to inventory, which is included in other assets.
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

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2019, 2018 and 2017

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2016	187,847,345	$2,282	$4,505,019	$(490,092)	$(1,769)	$4,509,007	$8,524,447	$57,817	$8,582,264
Dividends paid	—	—	—	—	—	—	—	(2,915)	(2,915)
Repurchase of shares	—	—	—	(1,124,724)	—	—	(1,124,724)	—	(1,124,724)
Share cancellation	(20,000,000)	(224)	(860,324)	860,548	—	—	—	—	—
Share-based compensation	—	—	107,719	—	—	—	107,719	—	107,719
Ordinary shares issued, net of tax withholdings	—	—	(37,851)	22,826	—	(4,901)	(19,926)	—	(19,926)
Total comprehensive income	—	—	—	—	16,043	1,076,151	1,092,194	4,202	1,096,396
Balance as of December 31, 2017	167,847,345	$2,058	$3,714,563	$(731,442)	$14,274	$5,580,257	$8,579,710	$59,104	$8,638,814
Dividends paid	—	—	—	—	—	—	—	(8,403)	(8,403)
Repurchase of shares	—	—	—	(726,640)	—	—	(726,640)	—	(726,640)
Share cancellation	(16,000,000)	(192)	(800,544)	800,736	—	—	—	—	—
Share-based compensation	—	—	95,176	—	—	—	95,176	—	95,176
Ordinary shares issued, net of tax withholdings	—	—	(296,778)	181,261	—	(5,456)	(120,973)	—	(120,973)
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	1,241	1,241	—	1,241
Total comprehensive income (loss)	—	—	—	—	(16,098)	1,015,632	999,534	1,865	1,001,399
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048	$52,566	$8,880,614
Dividends paid	—	—	—	—	—	—	—	(6,341)	(6,341)
Repurchase of shares	—	—	—	(607,343)	—	—	(607,343)	—	(607,343)
Share cancellation	(10,000,000)	(112)	(503,005)	503,117	—	—	—	—	—
Share-based compensation	—	—	69,410	—	—	—	69,410	—	69,410
Ordinary shares issued, net of tax withholdings	—	—	(69,360)	42,970	—	(2,759)	(29,149)	—	(29,149)
Total comprehensive income (loss)	—	—	—	—	(91,763)	1,145,694	1,053,931	21,083	1,075,014
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
We are the global leader in aircraft leasing with 1,334 aircraft owned, managed or on order, and total assets of $43.7 billion as of December 31, 2019. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Consolidated Financial Statements are presented in accordance with U.S. GAAP.
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB under ASC 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, net investment in finance and sales-type leases, investments, trade receivables and notes receivable, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Trade receivables
Trade receivables represent unpaid, current lessee rental obligations under existing lease contracts. An allowance for credit losses on trade receivables is established when the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment. The allowance for credit losses is classified as leasing expenses in our Consolidated Income Statements.
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the aircraft, which is generally 25 years from the date of manufacture, or a different period depending on the disposition strategy. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value of the flight equipment. In that case, the capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft. The residual value of our flight equipment is generally 15% of estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.
We periodically review the estimated useful lives and residual values of our flight equipment based on our industry knowledge, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an individual aircraft basis, as necessary.
We perform event-driven impairment assessments of our aircraft held for operating leases each quarter. These quarterly impairment assessments primarily result from potential aircraft sale transactions or aircraft repossessions. On an annual basis, we also perform an assessment of all aircraft held for operating leases that are older than five years to identify potential impairment events, and perform a quantitative impairment test on those aircraft that are identified as having had a potential impairment event. Potential impairment events may include potential aircraft sales, redeliveries of older aircraft, and early terminations of leases. We apply significant judgment in assessing whether a quantitative impairment test is necessary and in establishing significant assumptions, including the future lease rates and discount rates applied when performing quantitative impairment tests.
The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual aircraft, including the lease-related assets and liabilities of that aircraft, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired aircraft over its estimated fair value.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Net investment in finance and sales-type leases
If a lease meets specific criteria under U.S. GAAP, we recognize the lease in net investment in finance and sales-type leases in our Consolidated Balance Sheets and de-recognize the aircraft from flight equipment held for operating leases. For sales-type leases, we recognize the difference between the aircraft carrying value and the amount recognized in net investment in finance and sales-type leases in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated end of lease payments expected at the expiration of the lease. The unearned income is recognized as lease revenue over the lease term, using the interest method to produce a constant yield over the life of the lease.
Definite-lived intangible assets
We recognize intangible assets acquired in a business combination at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated based on the period over which we expect to derive economic benefits from such assets.
Maintenance rights and lease premium, net
Maintenance rights assets are recognized when we acquire aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under EOL contracts, or our right to receive the aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under MR contracts, or through a lessor contribution to the lessee.
For EOL contracts, upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset, and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash received. For MR contracts, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.
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
Other assets
Other assets consist of debt issuance costs, lease incentives, investments, notes receivable, operating lease ROU assets, derivative assets, other tangible fixed assets, straight-line rents, prepaid expenses and other receivables.
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
Notes receivable
Notes receivable represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. An allowance for credit losses on notes receivable is established when the risk of non-recovery is probable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor’s operating environment.
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
We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in AOCI at the time we discontinue hedge accounting is not recognized in our Consolidated Income Statements unless it is probable that the forecasted cash flows will not occur. Such amounts are recognized in interest expense when the hedged transaction affects interest expense.
When cash flow hedge accounting treatment is not applied, the changes in fair values related to interest rate-related derivatives between periods are recognized in interest expense in our Consolidated Income Statements.
Net cash received or paid under derivative contracts is classified as operating cash flows in our Consolidated Statements of Cash Flows.
Other tangible fixed assets
Other tangible fixed assets consist primarily of leasehold improvements, computer equipment and office furniture, and are recorded at historical acquisition cost and depreciated at various rates over the asset’s estimated useful life on a straight-line basis. Depreciation expense on other tangible fixed assets is recorded in depreciation and amortization in our Consolidated Income Statements.
Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair value of flight equipment and definite-lived intangible assets on a non-recurring basis. See Note 28—Fair value measurements.

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
Accrued maintenance liability
Under our aircraft leases, the lessee is responsible for maintenance and repairs and other operating expenses related to the flight equipment during the term of the lease. When an aircraft is not subject to a lease, we may incur maintenance and repair expenses for our aircraft. Maintenance and repair expenses are recorded in leasing expenses; to the extent such expenses are incurred by us.
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
Revenue recognition
We lease flight equipment principally under operating leases and recognize rental income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The amount of the difference between rental revenue recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities.
Lease agreements where rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate that existed at the commencement of the lease. Increases or decreases in lease payments that result from subsequent changes in the floating interest rate are considered contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Our lease contracts normally include default covenants, which generally obligate the lessee to pay us damages to put us in the position we would have been in had the lessee performed under the lease in full. There are no additional payments required which would increase the minimum lease payments. We cease revenue recognition on a lease contract when the collectability of rentals is no longer probable. Subsequently, we recognize revenues based on lessee cash collections until such time that collection is probable.
Revenue from net investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in lease revenue.
Most of our lease contracts require rental payments in advance. Rental payments received but unearned are recorded as deferred revenue in our Consolidated Balance Sheets.
Under our aircraft leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to the lessee. We estimate the total amount of maintenance reimbursements for the lease term and only record maintenance revenue after we have received sufficient maintenance rents to cover the total amount of estimated maintenance reimbursements during the remaining lease term.
In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL contract maintenance rights asset, and we recognize leasing expenses when the EOL contract maintenance rights asset exceeds the EOL cash received.
The accrued maintenance liability existing at lease termination is recognized as lease revenue net of the MR contract maintenance rights asset. When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights asset balance and is included in net gain on sale of assets.
Other income consists of interest revenue, management fee revenue, lease termination fees, inventory part sales, net gain on sale of equity investments accounted for under the equity method, insurance proceeds, and income related to other miscellaneous activities. Interest revenue from secured loans, notes receivable and other interest-bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Management fee revenue is recognized as income as it accrues over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.
Net gain on sales of aircraft
We sell aircraft in the normal course of our operations to manage our fleet and to realize the residual value of the aircraft at the end of their economic life. These sales may include aircraft on lease to airlines as well as aircraft that are not on lease. In some cases, the terms and conditions of aircraft sale transactions may include continuing equity or debt investments in the aircraft, post-sale performance guarantees of aircraft cash flows or servicing arrangements. The presence of any of these terms and conditions requires us to determine whether control of the underlying aircraft has been transferred to the buyer, and whether we no longer have significant ownership risk in the aircraft, both of which are required for a sale and resulting gain or loss to be recognized.

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
Foreign currency
Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time of the transaction. Receivables or payables denominated in foreign currencies are remeasured into U.S. dollars at the exchange rate prevailing at the balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Recent accounting standards adopted during the year ended December 31, 2019:
Lease accounting
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (ASC 842). The standard requires lessees to recognize lease-related assets and liabilities on the balance sheet. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, regarding the significant judgments made by management, are required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts.
We adopted the new standard on its required effective date of January 1, 2019 using the optional transition method provided under ASU 2018-11, Targeted Improvements. Under this optional transition method, we applied the new lease standard at the effective date and will continue to report prior comparative periods in accordance with ASC 840, Leases. We have elected the package of practical expedients, which permits us not to reassess lease identification, lease classification or initial direct costs. Upon adoption, we recognized operating lease-related assets and liabilities where we are the lessee of $58 million. In accordance with ASC 842, commencing on January 1, 2019, we classify collections of finance and sales-type leases as part of operating cash flows. In periods prior to the adoption of ASC 842, these finance and sales-type leases cash flows are classified as part of investing activity cash flows.
Leases where we are the lessee
As a lessee, we lease office space in several locations globally. In accordance with ASC 842, we determine if an arrangement is a lease at its inception. For leases with terms greater than 12 months, operating lease right-of-use (“ROU”) assets and liabilities are included in other assets (Note 9) and accounts payable, accrued expenses and other liabilities (Note 12), respectively, in our Consolidated Balance Sheets, and finance leases are included in flight equipment held for operating leases (Note 5) and debt (Note 14).
ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our contractual obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date and are calculated based on the present value of lease payments over the lease term. To determine the present value of lease payments, we use our incremental borrowing rate based on the information available at the lease commencement date.
Our assumed lease terms, where we are the lessee, include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Leases where we are the lessor
As a lessor, we lease most of our aircraft under operating leases. Under the new lease standard, the accounting for leases as a lessor is similar to the previous standard.
Future application of accounting standards:
Allowance for credit losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASC 326). The standard requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including loan and other receivables, net investment in finance and sales-type leases and off-balance sheet credit exposures. The standard also requires additional disclosures, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investment in finance and sales-type leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach through a cumulative-effect adjustment to opening retained earnings. Upon adoption, we expect to recognize an opening cumulative effect adjustment, net to reduce retained earnings of approximately $25 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

4. Restricted cash
Our restricted cash balance was $179.0 million and $211.0 million as of December 31, 2019 and 2018, respectively, and was primarily related to our ECA financings and Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 14—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Cash and cash equivalents	$1,121,396	$1,204,018
Restricted cash	178,951	211,017
Total cash, cash equivalents and restricted cash	$1,300,347	$1,415,035

5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2019 and 2018 were as follows:

	Year Ended December 31,
	2019	2018
Net book value at beginning of period	$35,052,335	$32,396,827
Additions	4,621,821	5,877,691
Depreciation	(1,650,450)	(1,649,710)
Disposals and transfers to held for sale	(1,940,133)	(1,417,825)
Transfers to net investment in finance and sales-type leases/inventory	(143,409)	(115,330)
Impairment (Note 23)	(69,383)	(39,318)
Net book value at end of period	$35,870,781	$35,052,335

Accumulated depreciation as of December 31, 2019 and 2018, respectively	$(7,526,636)	$(6,850,869)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

6. Net investment in finance and sales-type leases
Components of net investment in finance and sales-type leases as of December 31, 2019 and 2018 were as follows:

	As of December 31,
	2019	2018
Future minimum lease payments to be received	$715,085	$792,265
Estimated residual values of leased flight equipment	577,353	528,916
Less: Unearned income	(280,889)	(317,895)
	$1,011,549	$1,003,286

As of December 31, 2019, the cash flows receivable, including the estimated residual value at lease termination, from finance and sales-type leases were as follows:

Cash flows receivable
2020	$154,323
2021	131,054
2022	202,302
2023	135,388
2024	109,098
Thereafter	560,273
Undiscounted cash flows receivable	$1,292,438
Less: Unearned income	(280,889)
1,011,549

During the year ended December 31, 2019, we recognized impairment charges of $22.0 million related to our finance and sales-type leases where we do not expect to recover the finance lease balances. Impairment charges on our finance and sales-type leases are included in leasing expenses in the Consolidated Income Statement.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Maintenance rights	$794,798	$1,088,246
Lease premium, net	14,817	24,944
	$809,615	$1,113,190

Movements in maintenance rights during the years ended December 31, 2019 and 2018 were as follows:

	Year Ended December 31,
	2019	2018
Maintenance rights at beginning of period	$1,088,246	$1,464,599
EOL and MR contract maintenance rights expense	(76,611)	(157,792)
MR contract maintenance rights write-off due to maintenance liability release	(19,848)	(29,656)
EOL contract maintenance rights write-off due to cash receipt	(148,289)	(99,671)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(48,700)	(89,234)
Maintenance rights at end of period	$794,798	$1,088,246

Other intangibles
Other intangibles consisted of the following as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Goodwill	$58,094	$58,094
Customer relationships, net	240,765	261,941
Contractual vendor intangible assets	8,535	8,535
	$307,394	$328,570

The following tables present details of customer relationships and related accumulated amortization as of December 31, 2019 and 2018:

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(119,235)	$240,765

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(98,059)	$261,941

During the years ended December 31, 2019, 2018 and 2017, we recorded annual amortization expense for customer relationships of $21.2 million.

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
As of December 31, 2019, 14 aircraft with a total net book value of $336.6 million met the held for sale criteria and were classified as flight equipment held for sale. Aggregate maintenance and security deposit amounts received from lessees of approximately $91 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.
As of December 31, 2018, seven aircraft with a total net book value of $184.1 million were classified as flight equipment held for sale in our Consolidated Balance Sheet. During the first quarter of 2019, the sale of six of those aircraft closed. The sale of the remaining aircraft closed during the third quarter of 2019.
9. Other assets
Other assets consisted of the following as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Lease incentives	$239,607	$251,961
Investments (Note 10)	123,279	132,113
Straight-line rents, prepaid expenses and other	98,443	79,792
Notes receivable	87,745	58,994
Operating lease ROU assets (Note 16)	43,668	—
Debt issuance costs	26,393	36,814
Other tangible fixed assets	26,018	29,151
Derivative assets (Note 11)	11,664	69,105
Inventory	3,157	30,971
Other receivables	355,502	220,289
	$1,015,476	$909,190

10. Investments
Investments accounted for under the equity method of accounting consisted of the following as of December 31, 2019 and 2018:

	% Ownership as of December 31, 2019	As of December 31,
		2019	2018
AerDragon	16.7	$68,673	$65,920
AerLift	39.3	35,188	47,644
ACSAL	19.4	16,118	15,248
		$119,979	$128,812

Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $39.4 million and $48.2 million as of December 31, 2019 and 2018, respectively. We also have an investment in Peregrine of $3.3 million as of December 31, 2019 and 2018, which is accounted for in accordance with the cost method of accounting. Please refer to Note 25—Variable interest entities for further details.

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
As of December 31, 2019, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2019 and 2018, we had cash collateral of $0.6 million and $5.5 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2019 or 2018.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2019 and 2018:

	As of December 31,
	2019		2018
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$2,442,000	$3,727	$2,523,500	$32,547
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$488,616	$1,578	$1,900,957	$36,558
Interest rate caps	400,000	6,359	—	—
Total derivative assets		$11,664		$69,105

(a)	The notional amount is excluded for caps and swaps which are not yet effective.

	As of December 31,
	2019		2018
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$3,776,000	$97,066	$1,375,000	$29,321
Total derivative liabilities		$97,066		$29,321

(a)	The notional amount is excluded for swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

11. Derivative financial instruments (Continued)
We recorded the following in other comprehensive income related to derivative financial instruments for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$(102,725)	$(16,639)	$17,049
Interest rate caps	(38)	—	—
Income tax effect	12,845	2,080	(2,131)
Net changes in cash flow hedges, net of tax	$(89,918)	$(14,559)	$14,918
We expect to reclassify approximately $22 million from AOCI as an increase in interest expense in our Consolidated Income Statements over the next 12 months. The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Consolidated Income Statements for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
	2019	2018	2017
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps	$(29,714)	$5,158	$(14,178)
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	3,381	6,874	—
Effect from derivatives on interest expense	$(26,333)	$12,032	$(14,178)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Deferred revenue	$389,958	$421,542
Accrued interest	255,369	262,559
Accounts payable and accrued expenses	239,086	296,523
Derivative liabilities (Note 11)	97,066	29,321
Operating lease liabilities (Note 16)	51,144	—
	$1,032,623	$1,009,945

13. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2019 and 2018 were as follows:

	Year Ended December 31,
	2019	2018
Accrued maintenance liability at beginning of period	$2,237,494	$2,461,799
Maintenance payments received	736,423	743,256
Maintenance payments returned	(352,032)	(459,326)
Release to income upon sale	(249,187)	(261,240)
Release to income other than upon sale	(207,849)	(228,081)
Lessor contribution, top ups and other	25,310	(18,914)
Accrued maintenance liability at end of period	$2,190,159	$2,237,494

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

14. Debt
As of December 31, 2019, the principal amount of our outstanding indebtedness totaled $29.5 billion, which excluded fair value adjustments of $96.0 million and debt issuance costs, debt discounts and debt premium of $138.1 million, and our undrawn lines of credit were approximately $6.6 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2019, we remained in compliance with the financial covenants across our various debt agreements.
The following table provides a summary of our indebtedness as of December 31, 2019 and 2018:

	As of December 31,
	2019						2018
Debt obligation	Collateral (number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$2,900,000	$—	$2,900,000	7.09%	2020 - 2022	$4,900,000
AerCap Trust & AICDC Notes		12,500,000	—	12,500,000	4.13%	2020 - 2028	10,749,864
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	200,000
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2024	—
Other unsecured debt		2,024,000	—	2,024,000	3.28%	2020 - 2023	1,160,000
Fair value adjustment		NA	NA	99,093	NA	NA	177,450
TOTAL UNSECURED		$22,374,000	$4,950,000	$17,523,093			$17,187,314
Secured
Export credit facilities	18	565,312	—	565,312	2.43%	2021 - 2030	849,372
Institutional secured term loans & secured portfolio loans	191	7,303,496	—	7,303,496	3.62%	2022 - 2030	7,533,028
AerFunding Revolving Credit Facility	16	2,500,000	1,624,855	875,145	3.72%	2022	919,484
Other secured debt (b)	42	1,062,756	—	1,062,756	4.06%	2021 - 2037	1,633,099
Fair value adjustment		NA	NA	(2,835)	NA	NA	(2,103)
TOTAL SECURED		$11,431,564	$1,624,855	$9,803,874			$10,932,880
Subordinated
Subordinated notes		2,250,000	—	2,250,000	5.18%	2045 - 2079	1,500,000
Subordinated debt issued by joint ventures		47,521	—	47,521	—	2020 - 2023	48,234
Fair value adjustment		NA	NA	(222)	NA	NA	(225)
TOTAL SUBORDINATED		$2,297,521	$—	$2,297,299			$1,548,009
Debt issuance costs, debt discounts and debt premium		NA	NA	(138,135)	NA	NA	(160,616)
	267	$36,103,085	$6,574,855	$29,486,131			$29,507,587

(a)
The weighted average interest rate for our floating rate debt is calculated based on the applicable U.S. dollar LIBOR rate as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.

(b)	In addition to the 42 aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

14. Debt (Continued)
As of December 31, 2019, all debt was issued or guaranteed by AerCap with the exception of the AerFunding Revolving Credit Facility, a $370.6 million secured portfolio loan and $104.0 million of debt included in other secured debt that is limited recourse in nature.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2019 were as follows:

Maturities of debt financing (a)
2020	$3,454,301
2021	4,450,347
2022	6,859,785
2023	3,532,951
2024	3,010,218
Thereafter	8,220,628
$29,528,230

(a)	For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Contractual obligations”.
During the years ended December 31, 2019, 2018 and 2017, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $69.5 million, $64.2 million and $65.4 million, respectively.
ILFC Legacy Notes
The following table provides a summary of the outstanding senior unsecured notes issued by ILFC prior to the ILFC Transaction (the “ILFC Legacy Notes”) as of December 31, 2019:

Maturities of ILFC Legacy Notes
2020	$1,000,000
2021	500,000
2022	1,400,000
$2,900,000

All of the ILFC Legacy Notes bear interest at fixed rates ranging from 4.625% to 8.625% and are not subject to redemption prior to their stated maturity, and there are no sinking fund requirements.
Upon consummation of the ILFC Transaction, AerCap Trust became the successor issuer under the ILFC Legacy Notes indentures. ILFC also agreed to continue to be co-obligor. In addition, AerCap Holdings N.V. and certain of its subsidiaries became guarantors of the ILFC Legacy Notes.
The indentures governing the ILFC Legacy Notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to incur liens on assets and to consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the ILFC Legacy Notes, the failure to comply with covenants and agreements specified in the indentures, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indentures may immediately become due and payable.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

14. Debt (Continued)
AerCap Trust & AICDC Notes
From time to time since the completion of the ILFC Transaction, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2019:

Maturities of AGAT/AICDC Notes
2020	$1,500,000
2021	2,600,000
2022	2,100,000
2023	1,200,000
2024	1,650,000
Thereafter	3,450,000
$12,500,000

All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 2.875% to 5.0%.
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC. Except as described below, the AGAT/AICDC Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICDC Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

14. Debt (Continued)
Revolving credit facilities
In March 2018, AerCap entered into a $950.0 million unsecured revolving and term loan agreement (the “Asia Revolver”) with a maturity of March 2022.
In March 2014, AICDC entered a senior unsecured revolving credit facility (the “Citi Revolver”) which was subsequently upsized and amended. In October 2019, AICDC amended the Citi Revolver, increased the size to $4.0 billion (with an option for AerCap to increase the size by an additional $0.5 billion) and extended the maturity to February 2024.
The obligations under the Asia Revolver and the Citi Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. Availability of borrowings under the Asia Revolver and the Citi Revolver is subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portions of the commitment amounts.
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
The obligations under the export credit facilities are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries, as well as various export credit agencies.
Institutional secured term loans and secured portfolio loans
The following table provides details regarding the terms of our outstanding institutional secured term loans and secured portfolio loans:

	Collateral (Number of aircraft) (a)	Amount outstanding	Weighted average interest rate	Maturity
Institutional secured term loans
Hyperion	58	$1,050,000	3.69%	2023
Vancouver (b)	20	350,000	3.69%	2022
Secured portfolio loans
Celtago & Celtago II	25	1,095,174	3.43%	2022 - 2024
Cesium	15	853,844	3.71%	2025
Goldfish	13	723,326	3.34%	2025
Scandium	10	678,953	3.96%	2025
Rhodium	11	594,619	3.46%	2026
Other secured facilities	39	1,957,580	3.65%	2022 - 2030
	191	$7,303,496

(a)	These loans are secured by a combination of aircraft and the equity interests in the borrower and certain SPE subsidiaries of the borrower that own the aircraft.

(b)	In January 2020, the Vancouver term loan was fully repaid and terminated.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

14. Debt (Continued)
Institutional secured term loans
The Hyperion and Vancouver institutional term loans were originally entered into in 2014 and 2012, respectively. The obligations of the respective borrowers of each loan are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.
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
Secured portfolio loans
The obligations of each of the respective borrowers under each secured portfolio loan are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.
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
The facility has a three-year revolving period, which expires in December 2020, following which there is a two-year term out period. The final maturity date of the AerFunding Revolving Credit Facility is December 2022.
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
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2019:

	As of December 31, 2019
	Amount outstanding	Weighted average interest rate	Maturity
ECAPS Subordinated Notes	$1,000,000	4.00%	2065
2045 Subordinated Notes	500,000	6.50%	2045
2079 Subordinated Notes	750,000	5.88%	2079
	$2,250,000

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
Upon consummation of the ILFC Transaction, the subordinated notes were assumed by AerCap Trust, and AerCap Holdings N.V. and certain of its subsidiaries became guarantors. ILFC remains a co-obligor under the indentures governing the subordinated notes. The addition of these subsidiary guarantors did not affect the subordinated ranking of these notes.
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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500.0 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.5% and, beginning in June 2025, will bear interest at a rate of three-month LIBOR (or, if three-month LIBOR is no longer quoted at such time, the last quote available for three-month LIBOR) plus 4.3%.
The 2045 Junior Subordinated Notes are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. We may defer any interest payments on the 2045 Junior Subordinated Notes for up to five consecutive deferral periods. At the end of five years following the commencement of any deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest.
We may at our option redeem the 2045 Junior Subordinated Notes before their maturity in whole or in part, at any time and from time to time, on or after June 15, 2025 at 100% of their principal amount plus any accrued and unpaid interest thereon.
The 2045 Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuer’s and the guarantors’ future equally ranking junior subordinated indebtedness, if any, and are subordinate and junior in right of payment to all of the issuer’s and the guarantors’ existing and future unsubordinated indebtedness.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

14. Debt (Continued)
2079 Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million of junior subordinated notes due 2079 (the “2079 Junior Subordinated Notes”). The 2079 Junior Subordinated Notes currently bear interest at a fixed interest rate of 5.875% and, from October 2024, will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 4.535%, to be reset on each subsequent five-year anniversary.
We may forgo payment of interest on the 2079 Junior Subordinated Notes for any interest period. Upon a forgoing of interest, we will have no obligation to pay the forgone interest on the payment date or at any future date. The 2079 Junior Subordinated Notes are guaranteed by certain of AerCap Holdings N.V.’s subsidiaries.
We may at our option redeem the 2079 Junior Subordinated Notes before their maturity in whole or in part on October 10, 2024 (the “First Call Date”) and on each subsequent five-year anniversary of the First Call Date, at 100% of their principal amount plus any accrued and unpaid interest thereon for the then-current six-month interest period.
The 2079 Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuer’s and the guarantors’ future equally ranking junior subordinated obligations, if any, and are subordinate and junior in right of payment to all of the issuer’s and the guarantors’ present and future creditors (i) who are unsubordinated creditors, (ii) who are subordinated only to the claims of unsubordinated creditors, or (iii) who are subordinated creditors except those whose claims rank equally with or junior to the 2079 Junior Subordinated Notes. As of December 31, 2019, the 2079 Junior Subordinated Notes rank senior only to the issuer’s and the guarantors’ common and preferred stock.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Income taxes
Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally Ireland, the United States, and the Netherlands.
The following table presents our provision for income taxes by tax jurisdiction for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Deferred tax expense (benefit)
Ireland	$154,134	$140,621	$144,532
United States	11,327	6,510	56,650
The Netherlands	7,316	4,136	(7,470)
Other	7,658	8,881	(14,188)
	180,435	160,148	179,524
Deferred tax (benefit) expense related to a (decrease) increase in changes in valuation allowance of deferred tax assets
Ireland	2,358	368	1,366
United States	(18,425)	(2,838)	(29,147)
The Netherlands	87	(2,302)	(8,518)
Other	(1,957)	(7,788)	13,796
	(17,937)	(12,560)	(22,503)
Current tax (benefit) expense
Ireland	—	(27)	5,606
United States	789	(3,691)	(1,659)
The Netherlands	261	(307)	717
Other	4,166	516	3,033
	5,216	(3,509)	7,697
Provision for income taxes	$167,714	$144,079	$164,718

The following table provides a reconciliation of the statutory income tax expense to provision for income taxes for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019		2018		2017
Income tax expense at statutory income tax rate of 12.5%	$167,580		$143,866		$154,484

Permanent differences	(949)	(a)	1,016	(b)	23,737	(c)
Foreign rate differential	1,083		(803)		(13,503)
	134		213		10,234
Provision for income taxes	$167,714		$144,079		$164,718

(a)
The 2019 permanent differences included non-deductible interest, non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

(b)	The 2018 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Income taxes (Continued)
The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,324,100	12.5%	0.0%	$—
United States	(30,041)	21.0%	8.5%	(2,553)
The Netherlands	30,656	25.0%	12.5%	3,832
Other	8,331	10.1%	(2.4)%	(196)
Taxable income	$1,333,046			$1,083
Permanent differences (c)	7,596
Income from continuing operations before income tax	$1,340,642

	Year Ended December 31, 2018
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,163,574	12.5%	0.0%	$—
United States	(85)	22.0%	9.5%	(8)
The Netherlands	6,108	25.0%	12.5%	764
Other	(10,977)	26.7%	14.2%	(1,559)
Taxable income	$1,158,620			$(803)
Permanent differences (d)	(7,687)
Income from continuing operations before income tax	$1,150,933

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Income taxes (Continued)

	Year Ended December 31, 2017
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,212,029	12.5%	0.0%	$—
United States	72,390	35.7%	23.2%	16,744
The Netherlands	(61,086)	25.0%	12.5%	(7,636)
Isle of Man	185,882	0.0%	(12.5)%	(23,235)
Other	9,138	19.3%	6.8%	624
Taxable income	$1,418,353			$(13,503)
Permanent differences (e)	(182,481)
Income from continuing operations before income tax	$1,235,872

(a)	The local statutory income tax expense for our significant tax jurisdictions (Ireland, the United States and the Netherlands) does not differ from the actual income tax expense.

(b)	The tax variance as a result of global activities is primarily caused by our operations in countries with a higher or lower statutory tax rate than the statutory tax rate in Ireland.

(c)
The 2019 permanent differences included non-deductible interest, non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

(d)	The 2018 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

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
The following tables provide details regarding the principal components of our deferred income tax liabilities and assets by jurisdiction as of December 31, 2019 and 2018:

	As of December 31, 2019
	Ireland	United States	The Netherlands	Other	Total
Depreciation/Impairment	$(1,924,492)	$(606)	$6,873	$(1,253)	$(1,919,478)
Intangibles	(4,594)	(5,222)	—	—	(9,816)
Accrued maintenance liability	(3,456)	1,666	—	—	(1,790)
Obligations under capital leases and debt obligations	(3,806)	—	—	—	(3,806)
Investments	—	(7,996)	—	—	(7,996)
Deferred losses on sale of assets	—	24,178	—	—	24,178
Valuation allowance	(5,654)	(38,720)	(16,025)	(13,962)	(74,361)
Losses and credits forward	1,146,434	58,099	20,568	19,090	1,244,191
Other	(58,691)	(99)	(1,773)	(5,818)	(66,381)
Net deferred income tax (liabilities) assets	$(854,259)	$31,300	$9,643	$(1,943)	$(815,259)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Income taxes (Continued)

	As of December 31, 2018
	Ireland	United States	The Netherlands	Other	Total
Depreciation/Impairment	$(1,612,534)	$254	$5,974	$(887)	$(1,607,193)
Intangibles	(7,011)	(6,108)	—	—	(13,119)
Accrued maintenance liability	(3,242)	4,509	—	—	1,267
Obligations under capital leases and debt obligations	(4,255)	—	—	—	(4,255)
Investments	—	(8,619)	—	—	(8,619)
Deferred losses on sale of assets	—	28,770	—	—	28,770
Valuation allowance	(3,296)	(57,145)	(15,938)	(15,919)	(92,298)
Losses and credits forward	996,676	62,351	28,770	23,018	1,110,815
Other	(77,973)	502	(1,760)	(2,454)	(81,685)
Net deferred income tax (liabilities) assets	$(711,635)	$24,514	$17,046	$3,758	$(666,317)

The net deferred income tax liabilities as of December 31, 2019 of $815.3 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $95.1 million and as deferred income tax liabilities of $910.3 million.
The net deferred income tax liabilities as of December 31, 2018 of $666.3 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $138.3 million and as deferred income tax liabilities of $804.6 million.
The following table presents the movements in the valuation allowance for deferred income tax assets during the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Valuation allowance at beginning of period	$92,298	$104,858
Decrease of allowance to income tax provision	(17,937)	(12,560)
Valuation allowance at end of period	$74,361	$92,298

As of December 31, 2019 and 2018, we had $30.1 million and $29.8 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2019, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our primary tax jurisdictions are Ireland, the United States and the Netherlands. Our tax returns are open for examination in Ireland from 2015 forward, in the United States from 2014 forward and in the Netherlands from 2014 forward.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15. Income taxes (Continued)
Ireland
Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant loss carry forwards as of December 31, 2019 which give rise to deferred income tax assets. The availability of these loss carry forwards does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish tax assets and have not recognized a valuation allowance against such assets, with the exception of $5.7 million, as of December 31, 2019.
United States
Our U.S. subsidiaries are assessable to federal and state U.S. taxes. During 2019, we had two significant groups of U.S. companies that file consolidated returns. The blended federal and state tax rate applicable to our combined U.S. group was 21.0% for the year ended December 31, 2019. In late 2015, we started a restructuring of our activities in the United States and based on this restructuring we did not expect to generate sufficient sources of taxable income to realize a portion of our deferred income tax asset in the United States. As a result, we recognized a partial valuation allowance in 2015. In late 2019, we further restructured our U.S. tax groups reducing to one significant U.S. consolidated filing group and this, combined with other activities, has led to a revised forecast of sources of taxable income. Based on this revised forecast we have partially released the valuation allowance that was recognized as part of the 2015 restructuring. Additionally, certain tax attributes are subject to annual limitations as a result of changes in ownership in 2015 as defined under Internal Revenue Code Section 382. Our U.S. federal net operating losses generated for tax years beginning before December 31, 2017, expire between 2026 and 2039. Any U.S. federal net operating losses generated in tax years beginning after December 31, 2017 will have an unlimited carry forward period.
The Netherlands
The majority of our Dutch subsidiaries form one fiscal unity and are included in one consolidated tax filing. The current tax expense primarily arises due to the existence of interest bearing receivables. Deferred income tax is calculated using the Dutch corporate income tax rate, which will decrease from the current rate of 25.0% to 21.7% in 2021 and future years. In respect of the year ended December 31, 2019, tax losses in the Netherlands can generally be carried back one year and carried forward six years before expiry.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Leases
We lease office space in several locations globally under operating lease arrangements, and in limited instances may enter into finance leases for flight equipment. Our leases have remaining lease terms of up to 18 years, and in some cases we have options to extend the lease terms for up to ten years. Our finance lease arrangements may be terminated prior to their original expiration date at our discretion.
As of December 31, 2019, operating lease ROU assets net of lease incentives included in other assets were $43.7 million, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $51.1 million. Finance lease liabilities included in debt were $136.2 million.
As of December 31, 2019, supplemental balance sheet information related to leases was as follows:

	Operating leases	Finance leases
Weighted average remaining lease term (years)	9.0	16.3
Weighted average discount rate	6.4%	6.5%

As of December 31, 2019, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2020	$9,113	$11,677
2021	8,337	11,677
2022	8,406	11,677
2023	8,468	11,677
2024	6,358	11,677
Thereafter	27,663	188,682
Total lease payments	$68,345	$247,067
Less imputed interest	(17,201)	(110,839)
Present value of lease liabilities	$51,144	$136,228
As of December 31, 2018, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2019	$9,181	$2,359
2020	9,305	2,515
2021	9,201	2,681
2022	9,262	2,857
2023	9,337	3,046
Thereafter	35,243	105,327
Total lease payments	$81,529	$118,785

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

17. Equity
The following table presents our share repurchase programs for the years ended December 31, 2019 and 2018:

Program approval date	Program end date	Authorized amount	Program completion date
February 2018	June 30, 2018	$200,000	May 14, 2018
April 2018	December 31, 2018	200,000	November 2, 2018
October 2018	March 31, 2019	200,000	January 9, 2019
December 2018	March 31, 2019	100,000	March 22, 2019
February 2019	September 30, 2019	200,000	July 22, 2019
June 2019	December 31, 2019	200,000	December 5, 2019
November 2019	June 30, 2020	200,000	Not yet completed

In January 2020, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through June 30, 2020. See Note 30—Subsequent events.
During the year ended December 31, 2019, we repurchased an aggregate of 11,950,824 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $50.82 per ordinary share.
Between January 1, 2020 and March 3, 2020, we repurchased an aggregate of 1,659,269 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $57.44 per ordinary share.
During the year ended December 31, 2019, our Board of Directors cancelled 10,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
In February 2020, we cancelled 3,000,000 ordinary shares, which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

18. Share-based compensation
Under our equity incentive plans, we have granted restricted stock units and restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
AerCap equity grants
In March 2012, we implemented an equity incentive plan (the “Equity Incentive Plan 2012”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available under the plan is equivalent to 8,064,081 ordinary shares. The Equity Incentive Plan 2012 is not open for equity awards to our directors.
On May 14, 2014, we implemented an equity incentive plan (the “Equity Incentive Plan 2014”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available under the plan is equivalent to 4,500,000 ordinary shares. The Equity Incentive Plan 2014 is open for equity awards to our directors.
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
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three years and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers receive annual equity awards as part of their compensation package. Annual equity awards that are granted are dependent on the Company’s actual performance relative to the U.S. GAAP EPS budget and the respective officer’s personal performance during the financial year. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes. Ordinary shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such ordinary shares to settle tax obligations, shall again be available under the AerCap Equity Plans.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

18. Share-based compensation (Continued)
The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2019:

	Year Ended December 31, 2019
	Number of time-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of time-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	2,305,202	2,493,307	$48.72	$50.18
Granted (a)	413,289	378,557	54.20	53.44
Vested (b)	(1,203,452)	(382,237)	46.71	44.63
Forfeited	(10,845)	(3,491)	56.20	50.51
Number at end of period	1,504,194	2,486,136	$51.78	$51.53

(a)
Includes 580,943 shares of restricted stock granted under the AerCap Equity Plans, of which 372,239 shares of restricted stock were issued with the remaining 208,704 ordinary shares being withheld and applied to pay the taxes involved. As part of the 208,704 ordinary shares withheld to pay for taxes, 89,299 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $4.7 million on the grant dates associated with these ordinary shares.

(b)
432,427 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 250,470 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 1,006,177 shares of restricted stock (681,825 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 89,299 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.

During the year ended December 31, 2019, 435,000 restricted stock units were converted to 435,000 shares of restricted stock, of which 162,806 shares were withheld and applied to pay the taxes involved. As part of the 162,806 shares withheld to pay for taxes, 57,786 were treated as converted and subsequently vested on the conversion date under specific Irish tax legislation. As a result, we recognized an expense of $3.0 million on the conversion dates associated with these shares.
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
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2020	$57.1
2021	35.3
2022	16.9
2023	3.2
2024	0.5

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

19. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019		2018		2017
	Amount	%	Amount	%	Amount	%
China (a)	$874,145	18.7%	$639,316	14.1%	$648,343	13.8%
United States	511,676	10.9%	528,687	11.6%	568,999	12.1%
Other countries (b)	3,296,445	70.4%	3,369,090	74.3%	3,496,460	74.1%
Total	$4,682,266	100.0%	$4,537,093	100.0%	$4,713,802	100.0%

(a)	Includes mainland China, Hong Kong and Macau.

(b)	No individual country within this category including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2019 and 2018:

	As of December 31,
	2019		2018
	Amount	%	Amount	%
China (a)	$7,965,456	21.0%	$7,639,347	20.5%
United States	4,395,161	11.6%	4,381,348	11.8%
Other countries (b)	25,609,668	67.4%	25,234,447	67.7%
Total	$37,970,285	100.0%	$37,255,142	100.0%

(a)	Includes mainland China, Hong Kong and Macau.

(b)	No individual country within this category including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2019, 2018 and 2017, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Personnel expenses	$122,453	$132,694	$156,726
Share-based compensation	69,410	95,176	107,719
Professional services	24,287	24,264	28,585
Travel expenses	17,604	21,790	19,774
Office expenses	14,095	14,784	16,105
Directors’ expenses	3,042	3,169	3,345
Other expenses	16,567	13,349	16,037
	$267,458	$305,226	$348,291

21. Other income
Other income consisted of the following for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Management fees	$12,445	$14,539	$13,426
Interest and other income	53,794	47,025	81,172
	$66,239	$61,564	$94,598

22. Lease revenue
Our current operating lease agreements expire up to and over the next 15 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft and engines as of December 31, 2019 were as follows:

Contracted minimum future lease payments receivable
2020	$4,106,827
2021	3,870,189
2022	3,615,500
2023	3,348,230
2024	3,016,714
Thereafter	10,848,862
$28,806,322

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Asset impairment
Asset impairment consisted of the following for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Flight equipment held for operating leases (Note 5)	$69,383	$39,318	$54,331
Flight equipment held for sale	766	4,868	6,955
	$70,149	$44,186	$61,286

During the years ended December 31, 2019, 2018 and 2017, we recognized impairment charges related to sales transactions and lease terminations, which were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
24. Earnings per share
Basic EPS is calculated by dividing net income by the weighted average number of our ordinary shares outstanding, which excludes 2,354,318, 2,429,442 and 3,007,752 shares of unvested restricted stock as of December 31, 2019, 2018 and 2017, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of ordinary shares excluded from diluted shares outstanding was 163,067, 90,929 and 509,677 for the years ended December 31, 2019, 2018 and 2017, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31,
	2019	2018	2017
Net income for the computation of basic EPS	$1,145,694	$1,015,632	$1,076,151
Weighted average ordinary shares outstanding—basic	134,570,169	145,162,220	161,059,552
Basic EPS	$8.51	$7.00	$6.68

	Year Ended December 31,
	2019	2018	2017
Net income for the computation of diluted EPS	$1,145,694	$1,015,632	$1,076,151
Weighted average ordinary shares outstanding—diluted	135,898,139	148,706,266	167,287,508
Diluted EPS	$8.43	$6.83	$6.43

The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2019, 2018 and 2017 were as follows:

	As of December 31,
	2019	2018	2017
	Number of ordinary shares
Ordinary shares issued	141,847,345	151,847,345	167,847,345
Treasury shares	(10,263,856)	(9,172,681)	(14,855,244)
Ordinary shares outstanding	131,583,489	142,674,664	152,992,101
Shares of unvested restricted stock	(2,354,318)	(2,429,442)	(3,007,752)
Ordinary shares outstanding, excluding shares of unvested restricted stock	129,229,171	140,245,222	149,984,349

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
During the year ended December 31, 2019, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2019 and 2018, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 14—Debt.
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
As of December 31, 2019, AerCap Partners I had a portfolio consisting of two Boeing 737NG aircraft. As of December 31, 2019, AerCap Partners I had $62.4 million of subordinated debt outstanding, consisting of $31.2 million from us and $31.2 million from our joint venture partner. The AerCap Partners I senior debt facility was repaid in full in April 2019.
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
As of December 31, 2019, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of December 31, 2019, AerCap Partners 767 had $32.6 million of subordinated debt outstanding, consisting of $16.3 million from us and $16.3 million from our joint venture partner. The AerCap Partners 767 senior debt facility was repaid in full in April 2019.
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
As of December 31, 2019, AerFunding had a portfolio consisting of one Airbus A320 Family aircraft, two Airbus A320neo Family aircraft, two Airbus A350 aircraft, six Boeing 737NG aircraft and five Boeing 787 aircraft. As of December 31, 2019, AerFunding had $875.1 million outstanding under a secured revolving credit facility and $301.0 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Carrying value of debt and equity investments	$123,279	$132,113
Debt guarantees	68,901	88,313
Maximum exposure to loss	$192,180	$220,426

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
As of December 31, 2019, AerDragon owned 28 aircraft.
We have determined that AerDragon is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.
AerLift
AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of December 31, 2019 and 2018, we guaranteed debt of $68.9 million and $88.3 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.
As of December 31, 2019, AerLift owned four aircraft.
We have determined that AerLift is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.
ACSAL
In June 2013, we completed a transaction under which we sold eight Boeing 737NG aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee.
As of December 31, 2019, ACSAL owned eight aircraft.
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
As of December 31, 2019, Peregrine owned 21 aircraft.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

26. Related party transactions
The following table presents amounts received from related parties for management fees and dividends for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019		2018		2017
	Management fees	Dividends	Management fees	Dividends	Management fees	Dividends
AerDragon	$675	$1,667	$497	$1,667	$507	$3,333
ACSAL	480	1,088	480	1,119	480	1,949
AerLift	1,360	393	1,677	394	1,808	3,023
	$2,515	$3,148	$2,654	$3,180	$2,795	$8,305

AerCap Partners I
During the year ended December 31, 2019, we sold four aircraft to a subsidiary of our joint venture partner in AerCap Partners I.
Purchase of shares
During the year ended December 31, 2019, a member of senior management sold 39,600 ordinary shares to the Company at fair value on the date of the sale for an aggregate sale price of $1.8 million. The proceeds were used to pay taxes in 2019 in connection with his share awards.
Waha Capital PJSC transaction
During the year ended December 31, 2019, we repurchased 2,427,790 AerCap ordinary shares from Waha Capital PJSC on the date of the sale for an aggregate sale price of $144.8 million. As of December 31, 2019, Waha Capital PJSC is no longer a shareholder of AerCap.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Commitments and contingencies
Aircraft on order
As of December 31, 2019, we had commitments to purchase 299 new aircraft. Subsequent to December 31, 2019, we exercised an option to purchase an additional 50 Airbus A320 Family aircraft. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2019, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $2.5 billion.
A portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.
Movements in prepayments on flight equipment during the years ended December 31, 2019 and 2018 were as follows:

	Year Ended December 31,
	2019	2018
Prepayments on flight equipment at beginning of period	$3,024,520	$2,930,303
Prepayments made during the period	1,329,110	1,811,917
Interest paid and capitalized during the period	97,327	101,755
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,496,479)	(1,819,455)
Prepayments on flight equipment at end of period	$2,954,478	$3,024,520

The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2019, as adjusted to reflect the developments described in footnotes (a) and (b) below:

	2020	2021	2022	2023	2024	Thereafter	Total
Purchase obligations (a) (b)	$3,470,502	$4,351,839	$2,992,145	$2,651,197	$1,807,081	$1,270,782	$16,543,546

(a)
As of December 31, 2019, we had commitments to purchase 297 aircraft and two purchase and leaseback transactions. In February 2020, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft from Airbus, with deliveries beginning in 2024. These commitments are included in the table above. The timing of payments is based on our estimates of expected delivery dates.

(b)
In February 2020, we entered into an agreement with Boeing to reschedule the delivery positions of a portion of our Boeing 737 MAX aircraft on order to later dates. These revised delivery positions are reflected in the table above. The delivery positions of our Boeing 737 MAX aircraft are based on our best estimates and incorporate the information currently available to us. Our estimates may be different from the actual delivery dates, and will depend on when the Boeing 737 MAX returns to service and the speed at which Boeing is able to deliver our aircraft on order to us.

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

27. Commitments and contingencies (Continued)
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

AerCap has submitted both the Irish and the English judgments in the VASP bankruptcy. The bankruptcy court has required that the claims submitted limit interest on the judgments to that accrued on or before the commencement of VASP’s bankruptcy, which has resulted in claims of approximately $40 million for the English judgments and approximately $24 million for the Irish judgments.

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
Transbrasil litigation
In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.
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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2019 and 2018, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2018:

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$11,664	$—	$11,664	$—

Liabilities
Derivative liabilities	$97,066	$—	$97,066	$—

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$69,105	$—	$69,105	$—

Liabilities
Derivative liabilities	$29,321	$—	$29,321	$—

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

28. Fair value measurements (Continued)
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).
All of our financial instruments are measured at amortized cost, other than derivatives which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,121,396		$1,121,396	$1,121,396	$—	$—
Restricted cash	178,951		178,951	178,951	—	—
Derivative assets	11,664		11,664	—	11,664	—
	$1,312,011		$1,312,011	$1,300,347	$11,664	$—
Liabilities
Debt	$29,624,266	(a)	$30,219,588	$—	$30,219,588	$—
Derivative liabilities	97,066		97,066	—	97,066	—
	$29,721,332		$30,316,654	$—	$30,316,654	$—

(a)	Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2018
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,204,018		$1,204,018	$1,204,018	$—	$—
Restricted cash	211,017		211,017	211,017	—	—
Derivative assets	69,105		69,105	—	69,105	—
	$1,484,140		$1,484,140	$1,415,035	$69,105	$—
Liabilities
Debt	$29,668,203	(a)	$29,031,153	$—	$29,031,153	$—
Derivative liabilities	29,321		29,321	—	29,321	—
	$29,697,524		$29,060,474	$—	$29,060,474	$—

(a)	Excludes debt issuance costs, debt discounts and debt premium.

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
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).
The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of December 31, 2019 and 2018 and the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.
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
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (together, the “Junior Subordinated Guarantors”).
Condensed consolidating financial information for each of AerCap Trust and AICDC are presented below on a stand-alone basis (before elimination of intercompany transactions and balances). The non-guarantor financial information set forth below accurately represents the condensed consolidating financial information with respect to the subsidiaries of AerCap Holdings N.V. that do not guarantee the Junior Subordinated Notes.
In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to the Junior Subordinated Guarantors have not been provided, as the Junior Subordinated Guarantors are 100%-owned by AerCap Holdings N.V., all guarantees of the Junior Subordinated Notes are joint and several and full and unconditional and AerCap Holdings N.V.’s financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.
Recent accounting standards adopted during 2019:
Lease accounting
In February 2016, the FASB issued an accounting standard, ASC 842, Leases, that requires lessees to recognize lease-related assets and liabilities on the balance sheet. We adopted the new standard on its required effective date of January 1, 2019 (refer to Note 3-Summary of significant accounting policies”). We periodically enter into intercompany lease agreements whereby a 100%-owned AerCap legal entity is both a lessor and a lessee of the aircraft asset. As a lessee of the aircraft, the entity is subject to the ASC 842 requirements. Although these leases are eliminated upon consolidation, they are presented discretely within the supplemental guarantor Condensed Consolidating Balance Sheets. As of December 31, 2019, operating lease ROU assets and liabilities are included in other assets and other liabilities, respectively, in our Condensed Consolidating Balance Sheets. Operating lease-related assets and liabilities in AerCap Trust, AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries totaled $1.3 billion as of December 31, 2019.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$3	$154	$10	$823	$131	$—	$1,121
Restricted cash	—	—	—	1	178	—	179
Flight equipment held for operating leases, net	—	8,874	—	3,500	23,497	—	35,871
Maintenance rights and lease premium, net	—	415	—	38	356	—	809
Flight equipment held for sale	—	68	—	22	247	—	337
Net investment in finance and sales-type leases	—	462	—	62	488	—	1,012
Prepayments on flight equipment	—	983	—	3	1,968	—	2,954
Investments including investments in subsidiaries	11,557	1,405	9,320	6,701	123	(28,983)	123
Intercompany receivables	182	17,759	64	11,014	4,510	(33,529)	—
Other assets	79	523	133	1,247	707	(1,346)	1,343
Total Assets	$11,821	$30,643	$9,527	$23,411	$32,205	$(63,858)	$43,749
Liabilities and Equity
Debt	$740	$16,943	$1,505	$—	$10,298	$—	$29,486
Intercompany payables	1,748	2,544	4,133	9,989	15,144	(33,558)	—
Other liabilities	18	1,817	2	1,710	2,651	(1,317)	4,881
Total liabilities	2,506	21,304	5,640	11,699	28,093	(34,875)	34,367

Total AerCap Holdings N.V. shareholders’ equity	9,315	9,339	3,887	11,634	4,123	(28,983)	9,315
Non-controlling interest	—	—	—	78	(11)	—	67
Total Equity	9,315	9,339	3,887	11,712	4,112	(28,983)	9,382
Total Liabilities and Equity	$11,821	$30,643	$9,527	$23,411	$32,205	$(63,858)	$43,749

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet

	December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$3	$318	$6	$737	$140	$—	$1,204
Restricted cash	—	—	—	1	210	—	211
Flight equipment held for operating leases, net	—	9,455	—	3,317	22,280	—	35,052
Maintenance rights and lease premium, net	—	569	—	58	486	—	1,113
Flight equipment held for sale	—	26	—	—	158	—	184
Net investment in finance and sales-type leases	—	494	—	63	446	—	1,003
Prepayments on flight equipment	—	1,338	—	5	1,682	—	3,025
Investments including investments in subsidiaries	10,495	1,336	8,774	5,948	133	(26,553)	133
Intercompany receivables	130	17,305	67	12,325	5,375	(35,202)	—
Other assets	79	482	101	351	271	—	1,284
Total Assets	$10,707	$31,323	$8,948	$22,805	$31,181	$(61,755)	$43,209
Liabilities and Equity
Debt	$—	$17,257	$808	$8	$11,435	$—	$29,508
Intercompany payables	1,873	3,480	4,604	11,477	13,768	(35,202)	—
Other liabilities	6	1,791	2	688	2,333	—	4,820
Total liabilities	1,879	22,528	5,414	12,173	27,536	(35,202)	34,328

Total AerCap Holdings N.V. shareholders’ equity	8,828	8,795	3,534	10,565	3,659	(26,553)	8,828
Non-controlling interest	—	—	—	67	(14)	—	53
Total Equity	8,828	8,795	3,534	10,632	3,645	(26,553)	8,881
Total Liabilities and Equity	$10,707	$31,323	$8,948	$22,805	$31,181	$(61,755)	$43,209

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,270	$—	$439	$2,973	$—	$4,682
Net gain on sale of assets	—	70	—	11	108	—	189
Other income (loss)	69	739	2	629	239	(1,612)	66
Total Revenues and other income	69	2,079	2	1,079	3,320	(1,612)	4,937
Expenses
Depreciation and amortization	—	452	—	182	1,042	—	1,676
Asset impairment	—	19	—	15	36	—	70
Interest expense	10	884	224	405	1,107	(1,335)	1,295
Leasing expenses	—	108	—	55	125	—	288
Selling, general and administrative expenses	63	74	—	140	267	(277)	267
Total Expenses	73	1,537	224	797	2,577	(1,612)	3,596
(Loss) income before income taxes and income of investments accounted for under the equity method	(4)	542	(222)	282	743	—	1,341
Provision for income taxes	1	(68)	28	(40)	(89)	—	(168)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	(6)	—	(6)
Net (loss) income before income from subsidiaries	(3)	474	(194)	242	648	—	1,167
Income (loss) from subsidiaries	1,149	68	542	996	(912)	(1,843)	—
Net income (loss)	$1,146	$542	$348	$1,238	$(264)	$(1,843)	$1,167
Net income attributable to non-controlling interest	—	—	—	(17)	(4)	—	(21)
Net income (loss) attributable to AerCap Holdings N.V.	$1,146	$542	$348	$1,221	$(268)	$(1,843)	$1,146

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement

	Year Ended December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,499	$—	$289	$2,749	$—	$4,537
Net gain on sale of assets	—	53	—	18	130	—	201
Other income (loss)	63	648	3	719	275	(1,646)	62
Total Revenues and other income	63	2,200	3	1,026	3,154	(1,646)	4,800
Expenses
Depreciation and amortization	—	563	—	130	986	—	1,679
Asset impairment	—	4	—	9	31	—	44
Interest expense	—	886	169	290	1,183	(1,354)	1,174
Leasing expenses	—	112	—	50	285	—	447
Selling, general and administrative expenses	80	100	—	139	278	(292)	305
Total Expenses	80	1,665	169	618	2,763	(1,646)	3,649
(Loss) income before income taxes and income of investments accounted for under the equity method	(17)	535	(166)	408	391	—	1,151
Provision for income taxes	2	(67)	21	(54)	(47)	—	(145)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	11	—	11
Net (loss) income before income from subsidiaries	(15)	468	(145)	354	355	—	1,017
Income (loss) from subsidiaries	1,031	256	724	692	(718)	(1,985)	—
Net income (loss)	$1,016	$724	$579	$1,046	$(363)	$(1,985)	$1,017
Net income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to AerCap Holdings N.V.	$1,016	$724	$579	$1,046	$(364)	$(1,985)	$1,016

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)
Condensed Consolidating Income Statement

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,671	$—	$214	$2,829	$—	$4,714
Net gain on sale of assets	—	113	—	20	96	—	229
Other income (loss)	49	672	4	577	409	(1,617)	94
Total Revenues and other income	49	2,456	4	811	3,334	(1,617)	5,037
Expenses
Depreciation and amortization	—	630	—	87	1,010	—	1,727
Asset impairment	—	9	—	3	49	—	61
Interest expense	—	759	176	410	1,108	(1,341)	1,112
Leasing expenses	—	258	—	30	250	—	538
Restructuring related expenses	—	—	—	—	15	—	15
Selling, general and administrative expenses	97	105	—	135	287	(276)	348
Total Expenses	97	1,761	176	665	2,719	(1,617)	3,801
(Loss) income before income taxes and income of investments accounted for under the equity method	(48)	695	(172)	146	615	—	1,236
Provision for income taxes	6	(87)	21	(33)	(72)	—	(165)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	9	—	9
Net (loss) income before income from subsidiaries	(42)	608	(151)	113	552	—	1,080
Income (loss) from subsidiaries	1,118	167	774	831	(901)	(1,989)	—
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Net income attributable to non-controlling interest	—	—	—	—	(4)	—	(4)
Net income (loss) attributable to AerCap Holdings N.V.	$1,076	$775	$623	$944	$(353)	$(1,989)	$1,076

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,146	$542	$348	$1,238	$(264)	$(1,843)	$1,167
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	(84)	(6)	—	(90)
Actuarial loss on pension obligations, net of tax	—	—	—	(2)	—	—	(2)
Total other comprehensive loss	—	—	—	(86)	(6)	—	(92)
Comprehensive income (loss)	1,146	542	348	1,152	(270)	(1,843)	1,075
Comprehensive income attributable to non-controlling interest	—	—	—	(17)	(4)	—	(21)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,146	$542	$348	$1,135	$(274)	$(1,843)	$1,054

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,016	$724	$579	$1,046	$(363)	$(1,985)	$1,017
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	(14)	—	—	(14)
Actuarial loss on pension obligations, net of tax	—	—	—	(2)	—	—	(2)
Total other comprehensive loss	—	—	—	(16)	—	—	(16)
Comprehensive income (loss)	1,016	724	579	1,030	(363)	(1,985)	1,001
Comprehensive income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,016	$724	$579	$1,030	$(364)	$(1,985)	$1,000

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	13	2	—	15
Actuarial gain on pension obligations, net of tax	—	—	—	—	1	—	1
Total other comprehensive (loss) income	—	—	—	13	3	—	16
Comprehensive income (loss)	1,076	775	623	957	(346)	(1,989)	1,096
Comprehensive income attributable to non-controlling interest	—	—	—	—	(4)	—	(4)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,076	$775	$623	$957	$(350)	$(1,989)	$1,092

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,146	$542	$348	$1,238	$(264)	$(1,843)	$1,167
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,149)	(68)	(542)	(996)	912	1,843	—
Depreciation and amortization	—	452	—	182	1,042	—	1,676
Asset impairment	—	19	—	15	36	—	70
Amortization of debt issuance costs, debt discount, debt premium and lease premium	—	18	5	—	57	—	80
Amortization of fair value adjustments on debt	—	(78)	—	—	(1)	—	(79)
Maintenance rights write-off	—	132	—	37	76	—	245
Maintenance liability release to income	—	(91)	—	(40)	(77)	—	(208)
Net gain on sale of assets	—	(70)	—	(11)	(108)	—	(189)
Deferred income taxes	(1)	70	(27)	39	81	—	162
Collections of finance and sales-type leases	—	41	—	24	33	—	98
Other	33	24	—	35	74	—	166
Cash flow from operating activities before changes in working capital	29	991	(216)	523	1,861	—	3,188
Working capital	(129)	(50)	(470)	(198)	765	—	(82)
Net cash (used in) provided by operating activities	(100)	941	(686)	325	2,626	—	3,106
Purchase of flight equipment	—	(1,035)	—	(584)	(1,740)	—	(3,359)
Proceeds from sale or disposal of assets	—	587	—	268	918	—	1,773
Prepayments on flight equipment	—	(560)	—	(1)	(808)	—	(1,369)
Other	—	—	—	—	—	—	—
Net cash used in investing activities	—	(1,008)	—	(317)	(1,630)	—	(2,955)
Issuance of debt	750	2,866	698	4	2,221	—	6,539
Repayment of debt	—	(3,102)	—	(8)	(3,394)	—	(6,504)
Debt issuance costs paid, net of debt premium received	(10)	(3)	(9)	—	(15)	—	(37)
Maintenance payments received	—	215	—	104	417	—	736
Maintenance payments returned	—	(89)	—	(45)	(218)	—	(352)
Security deposits received	—	100	1	56	75	—	232
Security deposits returned	—	(84)	—	(32)	(117)	—	(233)
Dividend paid to non-controlling interest holders	—	—	—	—	(6)	—	(6)
Repurchase of shares and tax withholdings on share-based compensation	(640)	—	—	—	—	—	(640)
Net cash provided by (used in) financing activities	100	(97)	690	79	(1,037)	—	(265)
Net (decrease) increase in cash and cash equivalents	—	(164)	4	87	(41)	—	(114)
Effect of exchange rate changes	—	—	—	(1)	—	—	(1)
Cash, cash equivalents and restricted cash at beginning of period	3	318	6	738	350	—	1,415
Cash, cash equivalents and restricted cash at end of period	$3	$154	$10	$824	$309	$—	$1,300

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,016	$724	$579	$1,046	$(363)	$(1,985)	$1,017
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,031)	(256)	(724)	(692)	718	1,985	—
Depreciation and amortization	—	563	—	130	986	—	1,679
Asset impairment	—	4	—	9	31	—	44
Amortization of debt issuance costs, debt discount, debt premium and lease premium	—	20	5	2	49	—	76
Amortization of fair value adjustments on debt	—	(142)	—	—	(1)	—	(143)
Maintenance rights write-off	—	118	—	18	151	—	287
Maintenance liability release to income	—	(59)	—	(33)	(136)	—	(228)
Net gain on sale of assets	—	(53)	—	(18)	(130)	—	(201)
Deferred income taxes	(2)	65	(21)	54	52	—	148
Other	52	—	—	56	48	—	156
Cash flow from operating activities before changes in working capital	35	984	(161)	572	1,405	—	2,835
Working capital	781	(228)	(255)	(231)	(62)	—	5
Net cash provided by (used in) operating activities	816	756	(416)	341	1,343	—	2,840
Purchase of flight equipment	—	(1,228)	—	(1,217)	(1,591)	—	(4,036)
Proceeds from sale or disposal of assets	—	759	—	245	819	—	1,823
Prepayments on flight equipment	—	(610)	—	—	(1,303)	—	(1,913)
Collections of finance and sales-type leases	—	36	—	20	39	—	95
Other	—	—	—	—	(22)	—	(22)
Net cash used in investing activities	—	(1,043)	—	(952)	(2,058)	—	(4,053)
Issuance of debt	—	2,383	510	36	2,661	—	5,590
Repayment of debt	—	(2,046)	(100)	(17)	(2,198)	—	(4,361)
Debt issuance costs paid, net of debt premium received	—	(21)	(2)	(1)	(34)	—	(58)
Maintenance payments received	—	245	—	86	412	—	743
Maintenance payments returned	—	(161)	—	(15)	(283)	—	(459)
Security deposits received	—	63	—	58	87	—	208
Security deposits returned	—	(80)	—	(39)	(102)	—	(221)
Dividend paid to non-controlling interest holders	—	—	—	—	(8)	—	(8)
Repurchase of shares and tax withholdings on share-based compensation	(834)	—	—	—	—	—	(834)
Net cash (used in) provided by financing activities	(834)	383	408	108	535	—	600
Net (decrease) increase in cash and cash equivalents	(18)	96	(8)	(503)	(180)	—	(613)
Effect of exchange rate changes	—	—	—	4	—	—	4
Cash, cash equivalents and restricted cash at beginning of period	21	222	14	1,237	530	—	2,024
Cash, cash equivalents and restricted cash at end of period	$3	$318	$6	$738	$350	$—	$1,415

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$1,076	$775	$623	$944	$(349)	$(1,989)	$1,080
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(1,118)	(167)	(774)	(831)	901	1,989	—
Depreciation and amortization	—	630	—	87	1,010	—	1,727
Asset impairment	—	9	—	3	49	—	61
Amortization of debt issuance costs, debt discount, debt premium and lease premium	—	18	5	5	51	—	79
Amortization of fair value adjustments on debt	—	(192)	—	—	(3)	—	(195)
Maintenance rights write-off	—	282	—	13	245	—	540
Maintenance liability release to income	—	(100)	—	(23)	(179)	—	(302)
Net gain on sale of assets	—	(113)	—	(20)	(96)	—	(229)
Deferred income taxes	(7)	87	(19)	35	61	—	157
Restructuring related expenses	—	—	—	—	5	—	5
Other	62	25	—	46	19	—	152
Cash flow from operating activities before changes in working capital	13	1,254	(165)	259	1,714	—	3,075
Working capital	1,143	(163)	(272)	693	(1,336)	—	65
Net cash provided by (used in) operating activities	1,156	1,091	(437)	952	378	—	3,140
Purchase of flight equipment	—	(1,685)	—	(549)	(1,723)	—	(3,957)
Proceeds from sale or disposal of assets	—	893	—	137	749	—	1,779
Prepayments on flight equipment	—	(936)	—	—	(332)	—	(1,268)
Collections of finance and sales-type leases	—	49	—	33	10	—	92
Other	—	(36)	—	—	(2)	—	(38)
Net cash used in investing activities	—	(1,715)	—	(379)	(1,298)	—	(3,392)
Issuance of debt	—	2,431	400	—	2,765	—	5,596
Repayment of debt	—	(2,400)	—	(317)	(1,978)	—	(4,695)
Debt issuance costs paid	—	(28)	(13)	(3)	(37)	—	(81)
Maintenance payments received	—	251	—	65	440	—	756
Maintenance payments returned	—	(216)	—	(40)	(267)	—	(523)
Security deposits received	—	58	—	30	98	—	186
Security deposits returned	—	(79)	—	(11)	(98)	—	(188)
Repurchase of shares and tax withholdings on share-based compensation	(1,139)	—	—	—	—	—	(1,139)
Net cash (used in) provided by financing activities	(1,139)	17	387	(276)	923	—	(88)
Net increase (decrease) in cash and cash equivalents	17	(607)	(50)	297	3	—	(340)
Cash and cash equivalents at beginning of period	4	829	64	940	527	—	2,364
Cash, cash equivalents and restricted cash at end of period	$21	$222	$14	$1,237	$530	$—	$2,024

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Subsequent events
In January 2020, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through June 30, 2020. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.
In February 2020, we exercised an option to purchase an additional 50 Airbus A320neo Family aircraft from Airbus, with deliveries starting in 2024.
In February 2020, AerCap entered into an agreement with Boeing to reschedule the delivery positions of a portion of the Boeing 737 MAX aircraft under AerCap’s forward order contract with Boeing to later dates.