Form 20-F
period 2020-12-31
AerCap Holdings N.V.
filed 2021-03-02
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Ordinary Shares, Euro 0.01 par value	130,398,538
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐
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
This annual report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the severity, extent and duration of the Covid-19 pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aircraft leasing and aircraft management services;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•development of increased government regulation, including travel restrictions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•competitive pressures within the industry;
•the negotiation of aircraft management services contracts;
•regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and
•the risks set forth in “Item 3. Key Information—Risk Factors” included in this annual report.
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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
RISK FACTORS

Summary Risk Factors
Risks related to disease, natural disasters, terrorist attacks and other world events
•The Covid-19 pandemic may continue to have a material and adverse impact on the aviation industry.
•Global or regional public health developments, extreme weather or natural disasters or other force majeure events may adversely affect the demand for air travel, the financial condition of our lessees and the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
•The effects of terrorist attacks and the threat of terrorist attacks, war or armed hostilities may adversely affect the financial condition of the airline industry.
Risks relating to our funding and liquidity
•We require significant capital to fund our business and service our debt, and changes in the availability of capital or in the interest rates we pay on our debt may affect our operations or financial results.
•We have a substantial level of indebtedness and we might incur significantly more debt, which could adversely impact our operating flexibility and subject us to covenants that impose restrictions that may affect our ability to operate our business.
Risks relating to market demand for, and lease rates and value of, aircraft in our fleet
•Our business depends heavily on the level of demand for the aircraft in our fleet, which may decline as a result of factors outside our control, thereby affecting the returns on our aircraft investments.
•Our operations depend on aircraft manufacturers, whose behavior may change in ways that adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.
•If a decline in demand for certain aircraft causes a decline in their projected lease rates, or if we dispose of aircraft for a price that is less than their depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
Risks related to the financial strength of our lessees
•Our financial condition depends, in part, on the financial strength of our lessees, and factors outside of our control may adversely affect our lessees’ operations, their ability to meet their payment obligations to us or their demand for our aircraft.
•Airline bankruptcy proceedings or reorganizations may limit our ability to collect lease rentals and other payments, depress aircraft market values and adversely affect our ability to re-lease or sell aircraft at favorable rates, if at all, particularly where such proceedings involve our lessees.
Risks related to our relationship with our lessees
•We have limited control over the operation of our aircraft and engine assets while they are under lease and we depend on our lessees to properly maintain and insure our aircraft, which may expose us to additional and unexpected costs.
•If our lessees encounter financial difficulties and we restructure or terminate our leases, our ability to re-lease aircraft on favorable lease terms, collect outstanding amounts due to us, and repossess aircraft under defaulted leases may be limited and require us to incur additional costs and expenses.

Risks related to competition and the aviation industry
•We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry, or if existing competitors enter into new or different market segments.
•We rely on a small number of manufacturers for the supply of commercial aircraft, and any disruption in these manufacturers’ operating abilities may cause us to experience delivery delays on our aircraft orders. We may experience additional delivery delays and associated costs if aircraft manufacturers deliver aircraft that fail to meet our lessees’ expectations or the requirements of air travel regulators.
Risks related to the geopolitical, regulatory and legal exposure of our business
•We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated, particularly China.
•Our aircraft are subject to various environmental regulations and concerns that may be supplemented by additional regulations and requirements or become more stringent, which may negatively affect our operations.
Risks related to our IT, structure and taxation
•We depend on our information technology systems and those of third parties, and our business may suffer if they are damaged or interrupted, including by cyberattack.
•We are incorporated in the Netherlands and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
•We are subject to taxation regimes in various jurisdictions, and we may become subject to additional taxes in those jurisdictions, taxes in other jurisdictions, or experience changes in our tax status in certain jurisdictions, which may affect the effective tax rates that we are subject to and the results of our operations.

Risks related to disease, natural disasters, terrorist attacks and other world events
The Covid-19 pandemic may continue to have a material and adverse impact on our business.
On March 11, 2020, the World Health Organization declared that the Covid-19 outbreak was a pandemic. The Covid-19 pandemic and responsive government actions have caused significant economic disruption and a dramatic reduction in commercial airline traffic, resulting in a broad adverse impact on air travel, the aviation industry and demand for commercial aircraft globally, all of which has impacted our results of operations. The continued impact of the Covid-19 pandemic on our business will depend, among other things, on the duration of the pandemic and the speed and effectiveness of vaccination efforts; the rate of recovery in air travel and the aviation industry, including the future demand for commercial aircraft; and global economic conditions.
We have agreed with many of our lessees to defer rent obligations. We expect that we may grant additional rent deferrals and extend the periods of repayment. If the financial condition of our customers continues to weaken, we may grant further accommodations.
If we determine that the collectability of lessee rental payments is no longer probable (including any deferral thereof), we are then required to recognize rental revenues using a cash accounting method rather than an accrual method. In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease revenue. Subsequently, we recognize revenues based on the lesser of the straight-line rental income and the lease payments collected from the lessee until such time that collection is probable, which could materially reduce our reported revenue. During the year ended December 31, 2020, we recognized rent payments from a number of our lessees, using the cash method, which resulted in a decrease in basic lease rents of approximately $310.6 million. If the financial condition of any additional lessees worsens, we may determine to recognize rent payments from these lessees using the cash method, which could, in future periods, further decrease basic lease rents.
Many national governments have provided, have introduced plans to provide, or have indicated that they may provide financial assistance to airlines. In some cases, governments have imposed conditions on airline recipients of assistance, and governments may also impose conditions on any future assistance, such as requiring airlines to remove less environmentally-friendly aircraft from their fleets or obtain concessions from their creditors, including aircraft lessors, which could adversely impact our business. See “Item 3. Key Information—Risk Factors—Risks related to the financial strength of our lessees—Our financial condition is dependent, in part, on the financial strength of our lessees”.
In addition to a reduction in basic lease rents, the significant decline in air travel has resulted, and may continue to result, in lower utilization of our aircraft, which is likely to reduce future supplemental maintenance rent and EOL compensation payable to us. We may also experience delayed or lost revenue if key aircraft manufacturers are unable to deliver aircraft on schedule due to Covid-19-related issues, such as supply chain disruptions, production cuts, facility shutdowns or liquidity constraints, although it is difficult for us to predict with certainty the impact that Covid-19 will have on manufacturers.
We are observing, as a result of the significant and sustained decline in international air passenger traffic and an expectation of a long recovery time for international air traffic, a shift by some airlines away from current technology widebody aircraft in favor of new technology widebody aircraft. This has led us to recognize an impairment charge of $1.1 billion, primarily related to current technology aircraft, in particular Airbus A330 and Boeing 777 aircraft, during the year ended December 31, 2020. Further, a number of our lessees have initiated bankruptcy or comparable proceedings, and current market conditions have increased the likelihood that other lessees will default on their obligations to us or experience bankruptcy. If airlines continue to experience prolonged financial hardship or bankruptcies, or there are other adverse developments to the air travel industry arising from the pandemic, aircraft values may decline further, thereby increasing the likelihood that in future quarters we recognize additional impairment charges with respect to our aircraft. See “Item 5. Critical accounting policies and estimates—Event-driven impairment and impairment calculation charges.” Additionally, any such developments could increase the likelihood that our definite-lived customer relationships intangible assets could be impaired. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in their grounding our aircraft, negotiating reductions in aircraft lease rentals or altogether rejecting their leases, all of which could depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all. See “Item 3. Key Information—Risk Factors—Risks related to the financial strength of our lessees—If our lessees encounter financial difficulties and we restructure or terminate our leases, including as a result of airline reorganizations or bankruptcies, we are likely to obtain less favorable lease terms.”

While we expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults. Although we currently have a number of sources of liquidity, in some cases the availability of these sources is contingent upon our ability to satisfy certain financial covenants. See Note 13—Debt to our Consolidated Financial Statements included in this annual report. To the extent that the Covid-19 pandemic adversely affects our ability to comply with any of these covenants, it may also have the effect of exacerbating many of the other risks identified in “Item 3—Risk Factors—Risks related to our funding and liquidity—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.” Even though we do not currently foresee any difficulty or inability to remain in compliance with these financial covenants, to the extent we do not do so, we may be in default under, and/or unable to draw upon, these sources of liquidity or may be required to negotiate amendments with our counterparties, the terms of which could be unfavorable to us.
Additionally, the Covid-19 pandemic has led us to adopt remote working arrangements (which remain in place in some of our locations), which could negatively affect our operations or internal controls over financial reporting and may require us to implement new processes, procedures and controls to respond to further changes in our business environment. We also depend on certain key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity.
Global or regional public health developments, extreme weather or natural disasters or other force majeure events may adversely affect the demand for air travel, the financial condition of our lessees and the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
Our international operations expose us to risks associated with unforeseen global and regional events. Epidemic diseases such as Covid-19, Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus could materially and adversely affect the overall amount of air travel. These epidemic diseases or the fear of these diseases could result in government-imposed travel restrictions and reduced passenger demand for travel. The occurrence of severe weather events or natural disasters, including floods, earthquakes and volcanic eruptions, may make airlines unable to operate to or from certain regions or impact demand for air travel. The occurrence or outbreak of any of the above events or other force majeure events could adversely affect commercial airline traffic, reduce demand for aircraft leases or impair the financial condition of the aviation industry, including our lessees. As a result, our lessees may not be able to satisfy their payment obligations to us. These events may also cause damage to our aircraft and engine assets, the extent of losses from which may not be fully covered by insurance. For these and other reasons, our financial results may be materially and adversely affected by the occurrence of such events.

The effects of terrorist attacks, war or armed hostilities may adversely affect the financial condition of the airline industry and our lessees’ ability to meet their lease payment obligations to us.
Terrorist attacks and the threat of terrorist attacks, war or armed hostilities, or the fear of such events, have historically had a negative impact on the aviation industry and could result in:
•higher costs to the airlines due to the increased security measures;
•decreased passenger and air cargo demand and revenue;
•the imposition of “no-fly zone” or other restrictions on commercial airline traffic in certain regions;
•uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges;
•higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;
•significantly higher premiums or reduced coverage amounts for aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, which may be insufficient to comply with the current requirements of aircraft lenders and lessors or applicable government regulations, or the unavailability of certain types of insurance;
•reliance by aircraft lenders or lessors on government programs for specified types of aviation insurance, which may not be available at the relevant time or under which governments may not pay in a timely fashion;
•inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of such events;
•special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long-lived assets stemming from the grounding of aircraft as a result of terrorist attacks, economic conditions and airline reorganizations; and
•an airline becoming insolvent and/or ceasing operations.
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

Risks relating to our funding and liquidity
We require significant capital to fund our business.
As of December 31, 2020, we had 286 new aircraft on order, which will require substantial aircraft purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling aircraft.
If we are unable to meet our aircraft purchase commitments as they come due, we will be subject to several risks, including:
•forfeiting deposits and progress payments to manufacturers and having to pay certain significant costs related to these commitments such as actual damages and legal, accounting and financial advisory expenses;
•defaulting on our lease commitments, which could result in monetary damages and strained relationships with lessees;
•failing to realize the benefits of purchasing and leasing such aircraft; and
•risking harm to our business reputation, which would make it more difficult to purchase and lease aircraft in the future on agreeable terms, if at all.
Any of these events could materially and adversely affect our financial results.
To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.
Our ability to make payments on, and to repay or refinance, our debt, depends largely upon our operating performance, which is in part subject to factors beyond our control. In addition, our ability to borrow funds to make payments on our debt depends on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in certain of the agreements governing our debt. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt and to satisfy our other liquidity needs.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and aircraft purchases, sell assets, restructure or refinance our indebtedness, or seek additional capital, including through new types of debt, equity or hybrid securities. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our aircraft purchase commitments as they come due. Failure to make payments on our debt would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Moreover, the issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders.
Despite our substantial indebtedness, we might incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, Export Credit Agency (“ECA”)-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other financings do not prohibit us from incurring additional debt. As of December 31, 2020, we had approximately $5.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes fair value adjustments of $19.7 million and debt issuance costs, debt discounts and debt premium of $192.8 million, was approximately $28.9 billion as of December 31, 2020 (approximately 69% of our total assets as of December 31, 2020), and our interest payments, net of amounts capitalized, were $1.2 billion for the year ended December 31, 2020. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
Our level of indebtedness:
•requires a substantial portion of our cash flows from operations to be dedicated to interest and principal payments and therefore not available to fund our operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
•may impair our ability to obtain additional financing on favorable terms or at all in the future;
•may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
•may make us more vulnerable to downturns in our business, our industry or the economy in general.
The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.
Certain of our indentures, term loan facilities, ECA-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit our operational flexibility. Among other negative covenants customary for such financings, certain of these restrictions limit our ability to incur additional indebtedness, create liens on, sell or access certain assets, declare or pay certain dividends and distributions or enter into certain transactions, investments, acquisitions, loans, guarantees or advances. Additionally, a substantial portion of our owned aircraft are held through SPEs or finance structures that finance or refinance the aircraft through funding agreements that place restrictions on distributions of funds to us.
Agreements governing certain of our indebtedness also contain financial covenants, including requirements that we comply with certain loan-to-value, interest coverage and leverage ratios. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. Our ability to comply with these covenants may be affected by events beyond our control. Failure to comply with any of the covenants in our financing agreements would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.
Changes in interest rates may increase our cost of borrowing or otherwise adversely affect our net income.
We use a mix of fixed rate and floating rate debt to finance our business. Any increase in our cost of borrowing directly impacts our net income. Our cost of borrowing is affected by the interest rates that we obtain on our debt financings, which can fluctuate based on, among other things, general market conditions, the market’s assessment of our credit risk, prevailing interest rates in the market, fluctuations in U.S. Treasury rates and other benchmark rates, changes in credit spreads or swap spreads, and the duration of the debt we issue. If interest rates increase, we will be obligated to make higher interest payments to the lenders of our floating rate debt to the extent that it is not hedged. Please refer to “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk” for further details on our interest rate risk. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations.
Decreases in interest rates may adversely affect our interest revenue on cash deposits and our lease revenue. During the year ended December 31, 2020, approximately 3% of our basic lease rents from aircraft under operating leases was attributable to leases with lease rates tied to floating interest rates and approximately 97% was derived from leases with fixed lease rates. A decrease in interest rates would cause a decrease in our lease revenue from leases with lease rates tied to floating interest rates. We could also experience reduced lease revenue from our fixed rate leases if interest rates decrease because these are based, in part, on prevailing interest rates at the time we enter into the lease. As a result, new fixed rate leases we enter into at a time of lower interest rates may be at lower lease rates than had no such interest rate decrease occurred, adversely affecting our lease revenue.
Moreover, if interest rates were to rise sharply, we would not immediately be able to fully offset the negative impact on our net income by increasing lease rates, even if the market were able to bear the increased lease rates. Our leases are generally for multiple years with fixed lease rates over the life of the lease and, therefore, lags will exist because our lease rates with respect to a particular aircraft cannot generally be increased until the expiration of the lease.

Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs
Our cost of borrowing and access to the capital markets are affected by our credit ratings.
We are currently subject to periodic review by independent credit rating agencies S&P, Moody’s and Fitch, each of which currently maintains an investment grade rating with respect to us.
We cannot assure you that these credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn. Any actual or anticipated changes in our credit ratings, could negatively impact our ability to obtain secured or unsecured financing, increase our borrowing costs or limit our access to the capital markets, which could adversely impact our financial results.
The discontinuation, reform or replacement of benchmark indices may negatively affect our interest rate exposure.
Interest rate benchmarks, including the London Interbank Offered Rates (“LIBOR”) and the Euro Overnight Index Average (“EONIA”), are the subject of ongoing reform and, in some cases, discontinuation. The discontinuation or replacement of such benchmarks may disrupt the broader financial markets or could negatively impact our interest expense, and hedging transactions that we use in respect of floating rate instruments based on such benchmarks may not be effective to protect us against any such negative impact. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. In addition, the European Money Markets Institute, which regulates and administers EONIA, is set to discontinue administration of EONIA on January 3, 2022. We are party to certain debt instruments, derivative contracts and leases that use benchmark rates, such as LIBOR, which will require us to transition these instruments, contracts and leases to alternative reference rates in the event of their discontinuation. We cannot guarantee that we will be able to reach agreement with our lenders and other counterparties with respect to any such amendments and the replacement of an existing benchmark rate with an alternate benchmark rate may negatively impact the value of those contracts to us, expose us to additional financial, tax, legal, operational or other costs, or expose us to additional interest rate-related risks, such as different alternative reference rates applying to our assets compared to our liabilities.
Risks relating to market demand for, and lease rates and value of, aircraft in our fleet
We may be unable to generate sufficient returns on our aircraft investments.
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
Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft will depend in part on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease and disposition, which are outside of our control.
Our business depends heavily on the level of demand for aircraft in our fleet, which may decline as a result of changes in market conditions and the overall health of air travel.
Aircraft are long-lived assets and aircraft demand can change over time as a result of changes in market conditions outside of our control. Customer demand for our aircraft is primarily driven by long-term trends in passenger air travel and air cargo demand, and is limited by airport and air traffic control infrastructure constraints. Demand is also influenced by changes in economic growth, regulation, airline profitability, fuel prices, the availability of aircraft financing, pricing and other competitive factors. For example, the Covid-19 pandemic has significantly affected passenger air travel worldwide, and the extent, duration and severity of the pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions will impact demand for our aircraft. In addition, the imposition of more stringent regulation on air travel, including travel restrictions imposed in reaction to the Covid-19 pandemic, may adversely impact the profitability of air travel and reduce demand for our aircraft and engines. Types of regulation that could impact aircraft demand include environmental rules, noise or emissions limitations, aircraft age constraints, trade and import and export controls, tariffs and other trade barriers. If aircraft demand declines, lease rates and residual values of aircraft could be negatively impacted and we may be unable to lease our aircraft on favorable terms, if at all. Aircraft values and lease rates have occasionally experienced sharp decreases in response to market conditions or otherwise.

Demand for an aircraft can also be affected by factors unique to that aircraft, including the maintenance and operating history of the airframe and engines, the compatibility of aircraft configurations and specifications with other aircraft owned by operators of that type, the number of operators using the particular type of aircraft, the availability of documentary records for the aircraft and aircraft age. The desirability of an aircraft may also be impacted by factors pertinent to the model of an aircraft, such as the performance and reliability of the specific engine type installed on a particular aircraft model, technical limitations and technical problems associated with an aircraft model or the operating histories of an aircraft model. For example, the 2019 grounding of the Boeing 737 MAX has affected demand and our ability to lease these aircraft, which, together with potential reputational damage pertaining to the aircraft model, may affect our future lease rates and residual values for these aircraft.
In addition, new aircraft types that are introduced to the market could be more attractive for the target lessees of our aircraft, increasing the supply of older aircraft in the marketplace. This may cause the retirement and obsolescence of aircraft models, decrease comparative values of aircraft based on newly competitive aircraft and reduce the availability of spare parts for older aircraft. For instance, Airbus S.A.S. (“Airbus”), The Boeing Company (“Boeing”) and Embraer S.A. (“Embraer”) have launched several new aircraft types in recent years, including the Boeing 787 Family, the Boeing 737 MAX Family, the Boeing 777X, the Airbus A320neo Family, the Airbus A330neo Family, the Airbus A350 Family, the Airbus A220 Family and the Embraer E-Jet E2 Family. These new aircraft types, and potential variants of these types, may reduce the desirability of, and have an adverse effect on residual value and future lease rates of, older aircraft types and variants. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus, Boeing and Embraer, putting downward price pressure on, and decreasing the marketability of, aircraft from these manufacturers. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees.
A decrease in demand for our aircraft as a result of any of these factors could materially and adversely affect lease rates and residual values for our aircraft, our ability to lease our aircraft on favorable terms, if at all, and our financial results.
Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.
The manufacture and supply of commercial aircraft is concentrated among a limited number of manufacturers. Aircraft also have long delivery cycles. We rely, as a result, on these manufacturers responding early and appropriately to changes in the market environment, delivering aircraft that meet our lessees’ expectations and fulfilling contractual obligations they have to us. Failure on the part of manufacturers in relation to any of these requirements may cause us to experience:
•missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;
•an inability to acquire aircraft and engines and related components on terms that will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;
•a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;
•reduced demand for a manufacturer’s aircraft due to poor customer support or reputational damage to such manufacturer, thereby reducing the demand for those aircraft or engines in our fleet and reduced market lease rates and residual aircraft values for those aircraft and engines;
•a reduction in our competitiveness due to deep discounting by the aircraft or engine manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket for lease or sell at a profit, some of the aircraft in our fleet; and
•technical or other difficulties with aircraft or engines after delivery that subject aircraft to operating restrictions or groundings, reducing value and lease rates of such aircraft and our ability to lease or dispose of such aircraft on favorable terms.
For example, the market is currently experiencing oversupply due to the impacts of the Covid-19 pandemic. In the years preceding the Covid-19 pandemic, the airline industry committed to a significant number of aircraft deliveries through order placements with manufacturers, and in response, aircraft manufacturers raised their production output. In response to the Covid-19 pandemic, manufacturers have significantly reduced their production output. Considering the significant decrease in demand for air travel, these production cuts may not be sufficient to prevent continuing overcapacity. Uncertainty regarding air travel demand may also lead to a reduction in the availability of debt financing for aircraft purchases, which could increase the gap between aircraft production and demand. Any such decrease in aircraft values and lease rates, or increase in the cost or availability of funding, could materially and adversely affect our financial results.

Additionally, the reintroduction into service of the grounded Boeing 737 MAX aircraft upon regulators recertifying the model for flight has the potential to cause or exacerbate conditions of oversupply, especially in light of the backlog of parked inventory. This may put downward pressure on our aircraft lease rates, values and results of operations.
Risks related to the financial strength of our lessees
Our financial condition is dependent, in part, on the financial strength of our lessees.
We generate our revenue primarily from leases to airlines, and as a result we are exposed to many of the risks that airlines face. The ability of our lessees to perform their obligations depends primarily on their financial condition and cash flows, which are affected by factors outside our control. In addition to general economic and market conditions, airlines are affected by overall changes in passenger and air cargo demand. the price and availability of jet fuel, labor difficulties and costs, the availability of financial or other governmental support and governmental regulation and associated fees, including travel restrictions, restrictions on carbon emissions, environmental regulations and fly-over restrictions.
Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to be affected, and are affected more quickly, by these factors. Such airlines are also more likely to seek operating leases.
A deterioration in the financial condition and cash flows of our lessees, including from the ongoing impacts of the Covid-19 pandemic, would increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.
Our financial condition, financial results and cash flows may be materially and adversely affected by any events adversely affecting the financial strength of our lessees.
Increases in fuel prices and fuel price volatility could affect our lessees’ ability to meet their lease payment obligations to us.
The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates, including events, such as natural disasters, that affect fuel supply. Due to the competitive nature of the aviation industry, operators may be unable to increase airfares in a manner that fully offsets increases in fuel costs. In addition, they may not be able to enter appropriate hedging positions to manage their exposure to fuel price fluctuations. Airlines that hedge their fuel costs may suffer adverse impacts to their profitability and liquidity from swift movements in fuel prices, if their hedge agreements require them to post cash collateral. Therefore, if for any reason fuel prices return to historically high levels or show significant volatility, our lessees are likely to incur higher costs or generate lower revenues, which may affect their ability to meet their obligations to us.
Instability in the banking system or financial markets could impair our lessees’ ability to finance their operations, which could affect their ability to comply with payment obligations to us.
Adverse changes in the global banking system or the global financial markets may have a material adverse effect on our business. Many of our lessees have expanded their airline operations through borrowings and some are highly leveraged. These lessees depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. Global financial markets can be highly volatile and the availability of credit from financial markets and financial institutions can vary substantially. Events that adversely impact capital markets could lead to the imposition of stricter capital requirements on borrowers, reduce the general availability of credit or otherwise result in higher borrowing costs, limiting our lessees’ abilities to finance their operations, which could affect their ability to meet payment obligations to us.

If our lessees encounter financial difficulties and we restructure or terminate our leases, including as a result of airline reorganizations or bankruptcies, we are likely to obtain less favorable lease terms.
If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. In addition, in recent years, several airlines, including several of our lessees, have filed for protection under their local bankruptcy and insolvency laws, and certain airlines have gone into liquidation, and the impact of the Covid-19 pandemic on air travel has caused an increase in the number of airlines filing for such protection. For example, on May 26, 2020, LATAM Airlines Group S.A., one of our significant lessees, filed for Chapter 11 bankruptcy, and other lessees have also commenced Chapter 11 or similar proceedings as a result of the Covid-19 pandemic. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft promptly and at favorable rates, if at all. Moreover, airline bankruptcies historically have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. As such, further reorganizations would adversely affect our ability to re-lease or sell aircraft at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.
Risks related to our relationship with our lessees
We have limited control over the operation of our aircraft and engine assets while they are under lease and depend on our lessees to properly maintain and insure our aircraft.
While our aircraft are on lease, we do not directly control their operation. Under our leases, our lessees are primarily responsible for maintaining our aircraft, obtaining adequate levels of insurance and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. Nevertheless, because we still own and hold title to the aircraft we could be exposed to costs resulting from a lessee’s failure to properly maintain an aircraft under lease or be held liable for losses resulting from its operation while under lease. If a lessee fails to perform required maintenance on our aircraft during the term of the lease, the aircraft’s market value may decline or we might be required to incur maintenance and modification costs, which would result in lower revenues from its subsequent lease or sale, or the aircraft might be grounded. Additionally, if our lessees fail to maintain adequate insurance coverage, default in their indemnification or insurance obligations to us, or are exposed losses for which they do not have coverage, we could face increased costs from pursuing corrective action or face reductions in insurance proceeds that would otherwise be payable to us in the case of loss. If our lessees fail to meet their obligations to pay supplemental maintenance rents or end of lease (“EOL”) compensation, fail to perform required scheduled maintenance, fail to obtain and maintain insurance coverage for losses to which they are exposed, or if we are required to incur unexpected costs associated with any of the above, our financial results may be materially and adversely affected.
If our lessees fail to cooperate in returning our aircraft following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.
Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which an aircraft is located and the applicable law. We may need to obtain a court order or consents for deregistration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossessing and exporting the aircraft may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. For example, certain jurisdictions entitle the lessee or another third party to retain possession of the aircraft without paying lease rent or performing all or some of the obligations under the relevant lease. Certain of our lessees are partially or wholly owned by government-related entities, which can complicate our efforts to repossess our aircraft in that government’s jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.
When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped, including, for example, legal and regulatory expenses, taxes, lost revenue, aircraft maintenance and refurbishment and repair costs necessary to put the aircraft in suitable condition for re-lease or sale. We may also make payments to discharge liens placed on our aircraft by lessees and, until these liens are discharged, be restricted in our ability to repossess, release or sell our aircraft and engines. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill these obligations, such liens may ultimately become our responsibility and impose additional repossession costs on us. If we incur significant costs in repossessing our aircraft, our financial results may be materially and adversely affected.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.
Under some legal principles, an engine affixed to an aircraft may become an accession to the aircraft, whereby the ownership rights of the owner of the airframe supersede those of the owner of the engine. In such cases, where an aircraft is security for the owner’s obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. As a substantial part of the value of an aircraft derives from its engines, we would suffer a substantial loss if our ability to repossess a leased engine was limited in the event of a lease default, which could materially and adversely affect our financial results.
Risks related to competition and the aviation industry
Competition and changes in market participants, including lessors, manufacturers and aircraft lessees, may adversely affect our business operations.
The aircraft leasing industry is highly competitive. Our competitors are primarily other major aircraft leasing companies, but we may also encounter competition from emerging aircraft leasing companies that we do not currently consider our main competitors. We may also face competition from other market participants, such as airlines, aircraft manufacturers, aircraft brokers, financial institutions, including those seeking to dispose of repossessed aircraft at distressed prices and other entities that invest in aircraft and engines. Some of these competitors may have greater operating and financial resources than we do and we may not always be able to compete successfully, which could materially and adversely affect our financial results.
Over the past several years, market participants in the aviation industry have changed as a result of restructuring or bankruptcies, mergers and acquisitions, entities entering or exiting the industry or entities entering into new or different market segments. We expect similar transitions to continue to take place into the future. Changes in market participants may affect our business by, for instance, reducing competition amongst manufacturers, changing the offering of aircraft types and models in the market, reducing demand for our aircraft from lessees or increasing the competition we face for new lessees or favorable terms on our transactions. New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China could produce aircraft that compete with current offerings from Airbus, Boeing and Embraer. These changes may materially affect our business.
The financial instability of an aircraft or engine manufacturer could impact delivery of our aircraft on order and negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and a limited number of engine manufacturers. As a result, we are dependent on these manufacturers remaining in existence and financially stable to fulfill contractual obligations they have to us. Any disruption to these manufacturers’ operating abilities may cause us to experience delivery delays on our aircraft orders. Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for aircraft delays greater than one year, and our purchase agreements contain similar provisions. If there are manufacturing delays for aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations.
Further, we may experience additional delivery delays and associated costs if aircraft manufacturers deliver aircraft that fail to meet our lessees’ expectations or the requirements of air travel regulators. Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. During the year ended December 31, 2020 we cancelled our orders for 24 Boeing 737 MAX aircraft. In November 2020, the U.S. Federal Aviation Administration (“FAA”) rescinded the order that halted commercial operations of Boeing 737 MAX aircraft, thus allowing airlines that are under the FAA’s jurisdiction to take the steps necessary to resume service and Boeing to begin making deliveries. In January 2021, the European Union Aviation Safety Agency (“EASA”) also approved the return to service. As of December 31, 2020, we had five Boeing 737 MAX aircraft delivered and on lease. It is uncertain when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we may incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays could have an impact on our financial results. The grounding and its effects continue to present a number of the risks to our business, including risks associated with the financial stability of aircraft and engine manufacturers. See “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, aircraft in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.”

Risks related to the geopolitical, regulatory and legal exposure of our business
The international operations of our business and those of our lessees expose us to geopolitical, economic and legal risks associated with a global business, including many of the economic and political risks associated with emerging markets.
We and our lessees conduct business in many countries and, as a result, we are exposed to a large number of regulatory and legal regimes. We also face uncertainty from changes in political regimes globally, including from the current transition to a new presidential administration in the United States. Volatility in the political and economic environments associated with international markets could adversely affect our operations. Changes in international regulations, laws, taxes, export controls, tariffs, embargoes, sanctions or other restrictions on trade or travel could adversely affect the profitability of our lessees’ businesses, the operations of aircraft manufacturers or the results of our operations. For example, tensions with Russia, the situation in Syria and Venezuela, the Israeli/Palestinian conflict, tension over the nuclear programs of North Korea and Iran, political instability in the Middle East and North Africa, the territorial disputes between Japan and China and the tensions in the South China Sea could lead to further instability in these regions and negative impacts on our lessees’ businesses and our results of operations. Additionally, the international distribution of our assets exposes us to risks associated with limitations on the repatriation of our assets or the expropriation of our international assets. These factors may have a material and adverse effect on our financial results.
Furthermore, we derive substantial lease revenue (approximately 53% in 2020, 58% in 2019 and 58% in 2018) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events could result in economic instability that adversely affects the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees that serve such markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
Existing and future litigation against us could materially and adversely affect our business, financial position, liquidity or results of operations.
We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. These uncertainties may be increased by our exposure to different liability standards and legal systems internationally, including some that may be less developed and less predictable than those in advanced economies. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, please refer to Note 27—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.
Because our lessees are concentrated in certain geographical regions, we have concentrated exposure to the political and economic risks associated with those regions, particularly China.
Through our lessees and the countries in which they operate, we are exposed to the specific economic and political conditions and associated risks of those jurisdictions, including the regional impacts of the Covid-19 pandemic. These risks can include economic recessions, burdensome local regulations or, in extreme cases, increased risks of requisition of our aircraft. An adverse political or economic event in any region or country in which our lessees or our aircraft are concentrated could affect the ability of our lessees to meet their obligations to us, or expose us to various legal or political risks associated with the affected jurisdictions, all of which could have a material and adverse effect on our financial results.
We have a large concentration of lessees in China and therefore have increased exposure to the economic and political conditions in that country and from the increasingly adversarial relationship between China and the West. Recent and future political developments, including the trade dispute between the U.S. and China and other evolving policies pursued in Europe, could result in increased and unexpected regulations on trade, which could adversely impact the results of our operations. Further deterioration in China’s relationship with the West could result in the imposition of more stringent trade or travel restrictions, which would harm the operations of our lessees and could materially affect our financial results.

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
Risks related to accounting and impairments
If a decline in demand for certain aircraft causes a decline in its projected lease rates, or if we dispose of an aircraft for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
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
During the year ended December 31, 2020, we recognized impairment charges of $1.1 billion primarily related to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft. These aircraft represented approximately 8.5% of our total flight equipment by net book value as of December 31, 2020.
As of December 31, 2020, 185 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 6% of our total flight equipment and lease-related assets and liabilities as of December 31, 2020. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Impairment charges” for a detailed description of our impairment policy.

Risks related to information technology
A cyberattack could lead to a material disruption of our IT systems or the IT systems of our third party providers and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.
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
We depend largely upon our IT systems and the IT systems of our third party providers in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to these IT systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of IT-related projects that will require ongoing IT-related development and conversion of existing systems. Costs and potential problems or interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our IT systems may have a material adverse effect on our business or results of operations.
Risks related to our structure and taxation
We are a public limited liability company incorporated in the Netherlands (“naamloze vennootschap” or “N.V.”) and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
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
We do not believe we will be classified as a PFIC for 2020. We cannot yet make a determination as to whether we will be classified as a PFIC for 2021 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.
We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
We and our subsidiaries are subject to the income tax laws of Ireland, the Netherlands, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws or practices, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.
We may become subject to additional taxes in Ireland based on the extent of our operations carried on in Ireland.
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2020, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future.
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
In line with the OECD’s BEPS Action Plan, since June 7, 2017, representatives from 95 jurisdictions have signed up to the Multilateral Instrument (“MLI”). The MLI implements agreed tax treaty-related measures combating tax avoidance into bilateral existing tax treaties without the need to renegotiate a new treaty. The MLI took effect on May 1, 2019 in Ireland, with measures relating to withholding taxes taking effect from January 1, 2020.
One of the measures of the MLI is the concept of a “Principal Purpose Test” (“PPT”), which disallows treaty benefits where the main purpose or one of the main purposes of structuring the transaction is to obtain the benefits of the relevant treaty.
Given the nature and substance of our Irish operations, we are satisfied that the PPT should not have a material impact on any of our payments which are reliant on Irish tax treaty positions. However, given the subjective nature of the PPT, there is a risk that a tax authority may take an alternate view and seek to deny the benefits of a double tax treaty based on the interpretation to the PPT in that jurisdiction.
In addition, the OECD announced a further initiative on January 29, 2019, to create an international consensus on new rules for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports on October 12, 2020. It is difficult to predict what, if any, changes to international taxation may be introduced as a result of this initiative or to determine whether it may result in an increase in our effective tax rate and cash tax liabilities in future periods.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”). One such change will be the implementation of a restriction on the tax deductibility of interest payments. As currently proposed, the EU ATAD would restrict the tax deductibility of net interest expense to 30% of earnings before interest, tax, depreciation and amortization (“EBITDA”) or possibly higher if the third party group interest expense ratio to group EBITDA is higher. This measure could impact our ability to claim a tax deduction for interest payments on debt instruments. The implementation date is expected to be January 1, 2022.

Item 4.    Information on the Company
History and development of the Company
AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006. AerCap is the global leader in aircraft leasing with 1,330 aircraft owned, managed or on order, and total assets of $42.0 billion as of December 31, 2020. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2020, we had 138,847,345 ordinary shares issued, including 130,398,538 ordinary shares issued and outstanding, and 8,448,807 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 2,552,346 shares of unvested restricted stock.
The address of our headquarters in Dublin is AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, and our general telephone number is +353 1 819 2010. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this annual report. Puglisi & Associates is our authorized representative in the United States. The address of Puglisi & Associates is 850 Liberty Avenue, Suite 204, Newark, DE 19711 and their general telephone number is +1 (302) 738-6680. The U.S. Securities and Exchange Commission (“SEC”) maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including this annual report, by accessing the SEC’s Internet website at www.sec.gov.
Our primary capital expenditure is the purchase of aircraft under aircraft purchase agreements with Airbus, Boeing and Embraer. Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(U.S. Dollars in thousands)
Purchase of flight equipment	$778,547	$3,359,092	$4,036,194
Prepayments on flight equipment	405,178	1,369,400	1,912,215
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
We operate our business on a global basis, leasing aircraft to customers in every major geographical region. As of December 31, 2020, we owned 939 aircraft and we managed 105 aircraft. As of December 31, 2020, we also had 286 new aircraft on order, including 157 Airbus A320neo Family aircraft, 71 Boeing 737 MAX aircraft, 35 Embraer E-Jets E2 aircraft, and 23 Boeing 787 aircraft. As of December 31, 2020, the average age of our 939 owned aircraft fleet, weighted by net book value, was 6.4 years and as of December 31, 2019, the average age of our 939 owned aircraft fleet, weighted by net book value, was 6.1 years.
We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions. During the year ended December 31, 2020, we executed 179 aircraft transactions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our aircraft portfolio. During the year ended December 31, 2020, our weighted average owned aircraft utilization rate was 97.5%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft.

Aircraft leases and transactions
We lease most of our aircraft to airlines under operating leases. Under these leases, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and we receive the benefit, and assume the risks, of the residual value of the equipment at the end of the lease. Many airlines lease aircraft under operating leases as this reduces their capital requirements and costs and affords them flexibility to manage their fleet more efficiently as aircraft are returned over time. Since the 1970’s and the creation of aircraft leasing pioneers Guinness Peat Aviation (“GPA”) and International Lease Finance Corporation (“ILFC”), the world’s airlines have increasingly turned to operating leases to meet their aircraft needs. We have active customer relationships with approximately 200 airlines in approximately 80 countries. These customer relationships are either with existing customers or airlines with which we maintain regular dialogue in relation to potential transaction opportunities. Our relationships with these airlines help us place new aircraft and remarket existing aircraft.
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
The following table provides details regarding the aircraft transactions we executed during the years ended December 31, 2020, 2019 and 2018. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2020	2019	2018	Total
Owned portfolio
New leases on new aircraft	10	54	115	179
New leases on used aircraft	12	37	43	92
Extensions of lease contracts	67	92	85	244
New aircraft purchases	36	65	76	177
Aircraft sales and part-outs (a)	40	88	91	219
Managed portfolio
New leases on used aircraft	6	5	5	16
Extensions of lease contracts	2	4	9	15
Aircraft sales and part-outs	6	8	12	26
Total aircraft transactions	179	353	436	968

(a)Disassembly of an aircraft for the sale of its parts (“part-out”)

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
All of our lessees are responsible for the maintenance and repair of the leased aircraft as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2020 and 2019, approximately 35% and 39%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
We require the lessee to compensate us if the aircraft is not in the required condition upon redelivery. All of our leases contain provisions regarding our remedies and rights in the event of default by the lessee, and also include specific provisions regarding the required condition of the aircraft upon its redelivery.
Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the FAA, EASA or their equivalent standards in other jurisdictions.
During the term of our leases, some of our lessees may experience financial difficulties resulting in the need to restructure their leases. Generally, our restructurings can involve a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration. In some cases, we may repossess a leased aircraft and, in those cases, we usually export the aircraft from the lessee’s jurisdiction to prepare it for remarketing. In the majority of repossessions, we obtain the lessee’s cooperation and the return and export of the aircraft are completed without significant delay, generally within two months. In some repossessions, however, our lessees may not cooperate in returning aircraft and we may be required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. See “Item 3. Key Information—Risk Factors—Risks related to our relationship with our lessees—If our lessees fail to cooperate in returning our aircraft following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions” for a discussion of how repossessions may affect our financial results.

Scheduled lease expirations
The following table presents the scheduled lease expirations (for the minimum non-cancelable period) for our owned aircraft under operating leases by aircraft type as of December 31, 2020. The table does not give effect to contracted unexercised lease extension options, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or part-out.

Aircraft type	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Thereafter	Total
Airbus A320 Family	45	34	37	41	25	23	18	13	1	—	—	237
Airbus A320neo Family	—	—	—	—	1	1	2	7	27	34	87	159
Airbus A330	3	11	9	13	3	4	5	2	—	—	—	50
Airbus A350	—	—	—	—	—	—	2	6	4	7	8	27
Boeing 737NG	10	6	14	34	31	40	25	6	—	4	5	175
Boeing 737 MAX	—	—	—	—	—	—	—	—	—	5	—	5
Boeing 767	6	4	1	2	—	—	—	—	—	—	—	13
Boeing 777-200ER	1	3	1	—	—	2	1	—	—	—	—	8
Boeing 777-300/300ER	1	3	3	2	3	2	4	2	1	—	—	21
Boeing 787	2	—	3	6	5	9	9	6	13	13	22	88
Embraer E190/195-E2	—	—	—	1	4	—	—	—	—	—	10	15
Other	4	3	—	—	—	—	—	—	—	—	—	7
Total (a) (b)	72	64	68	99	72	81	66	42	46	63	132	805

(a)Includes aircraft that have been re-leased or for which the lease has been extended as of December 31, 2020. As of December 31, 2020, scheduled lease expirations through the end of 2022 represented less than 7% of the aggregate net book value of our fleet. As of February 25, 2021, 43 of the 72 aircraft with leases expiring in 2021 have been re-leased, have had leases extended, or have been designated for sale or part-out.
(b)Includes one aircraft that was off-lease and under commitment for re-lease as of December 31, 2020.
Principal markets and customers
The following table presents the percentage of basic lease rents of our owned portfolio from our top five lessees for the year ended December 31, 2020:

Lessee	Percentage of 2020 basic lease rents
American Airlines	8.7%
China Southern Airlines	8.3%
Air France	5.2%
Azul Airlines	3.9%
Ethiopian Airlines	3.4%
Total	29.5%

We lease our aircraft to lessees located in every major geographical region. The following table presents the percentage of our total lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Asia/Pacific/Russia	38%	38%	36%
Europe	27%	28%	30%
United States/Canada/Caribbean	14%	13%	13%
Latin America	11%	11%	11%
Africa/Middle East	10%	10%	10%
Total	100%	100%	100%
For further geographic information on our total lease revenue and long-lived assets, refer to Note 18—Geographic information to our Consolidated Financial Statements included in this annual report.
Aircraft services
We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2020, we had aircraft management and corporate administration and/or cash management service contracts with eight parties that owned 105 aircraft. We categorize our aircraft services into aircraft asset management, corporate administrative services and cash management services. Since we have an established operating system to manage our own aircraft, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities include:
•remarketing aircraft for lease or sale;
•collecting rental and supplemental maintenance rent payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;
•conducting ongoing lessee financial performance reviews;
•periodically inspecting the leased aircraft;
•coordinating technical modifications to aircraft to meet new lessee requirements;
•conducting restructuring negotiations in connection with lease defaults;
•repossessing aircraft;
•arranging and monitoring insurance coverage;
•registering and de-registering aircraft;
•arranging for aircraft and aircraft engine valuations; and
•providing market research.
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

Our business strategy
We develop and grow our aircraft leasing business by executing on our focused business strategy, the key components of which are as follows:
Manage the profitability of our aircraft portfolio
Our ability to profitably manage aircraft throughout their lifecycle depends, in part, on our ability to successfully source acquisition opportunities of new and used aircraft at favorable terms, as well as our ability to secure long-term funding for such acquisitions, lease aircraft at profitable rates, minimize downtime between leases and associated maintenance expenses and opportunistically sell aircraft. We manage the long-term profitability of our aircraft portfolio by:
•purchasing aircraft directly from manufacturers;
•entering into purchase and leaseback transactions with airlines;
•using our global customer relationships to obtain favorable lease terms for aircraft and maximizing aircraft utilization;
•maintaining diverse sources of global funding;
•optimizing our portfolio by selling aircraft; and
•providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2020, we raised $8.3 billion of financing, including bank debt, revolving credit facilities and note issuances in the capital markets.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive aircraft purchase opportunities that may arise. As of December 31, 2020, we had $5.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt and $1.2 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of aircraft to generate additional cash flows. Please refer to Note 13—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
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
Maintain a diversified and satisfied customer base
We operate our business on a global basis, leasing aircraft to customers in every major geographical region. We have active customer relationships with approximately 200 airlines in approximately 80 countries. These customer relationships are either with existing customers or airlines with which we maintain regular dialogue in relation to potential transaction opportunities. Our relationships with these airlines help us place new aircraft and remarket existing aircraft. We monitor our lessee exposure concentrations by both customer and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of assets and service, to all of our customers. We have successfully worked with many airline customers to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

Joint ventures
We conduct some of our business through joint ventures. The joint venture arrangements allow us to obtain stable servicing revenues and diversify our exposure to the economic risks related to aircraft.
Please refer to Note 25—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of our joint ventures.
Relationship with Airbus, Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2020 and our order backlog. We were also the launch customer of the Embraer E2 program. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities.
Competition
The aircraft leasing and sales business is highly competitive, and we face competition from other aircraft leasing companies, airlines, aircraft manufacturers, aircraft brokers and financial institutions. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet customer requirements. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas.
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
Please refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory and legal exposure of our business—We are subject to various risks and requirements associated with transacting business in many countries” and “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory and legal exposure of our business—Our aircraft are subject to various environmental regulations and concerns,” for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.
Litigation
Please refer to Note 27—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
Trademarks
We have registered the “AerCap” name with the European Union Intellectual Property Office and the United States Patent and Trademark Office, as well as filed the “AerCap” trademark with the World Intellectual Property Organization International (Madrid) Registry and various local trademark authorities.
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

Sustainability and community
During 2020, the Board discussed and reviewed our approach to environmental, social and governance (“ESG”) related topics and other values that contribute to a culture focused on long-term value creation. In July 2020, we published a new ESG report, which is publicly available on our website. The report sets forth in detail our commitment to growing our business in a responsible and sustainable way.
Renewing our aircraft portfolio through the acquisition of new, modern technology aircraft while disposing of older aircraft has a positive impact on the environment, as these new technology aircraft produce significantly lower emissions than older aircraft and engines, thus helping our airline customers to reduce their environmental footprint. AerCap is committed to the efficient use of resources and the reduction of unnecessary waste. Our head office in Dublin has been certified for sustainability in the areas of building materials, energy and water use and accessibility. Our office buildings in Los Angeles and Singapore hold similar green building certifications. The Company has invested resources to improve greenhouse gas emissions and corresponding mitigating initiatives.
We participate in a number of charitable events and industry-related educational programs. Through our social responsibility program, we encourage employees to support local and national organizations that strengthen the communities in which they live and operate. Our ESG Steering Committee oversees the selection of charitable themes and charity partners and the implementation of charitable donations. A number of charitable donations involve the matching of funds raised through employee team efforts for the benefit of local community projects. We, along with other major aircraft leasing companies, are a founder and sponsor of a prestigious master’s degree in aviation finance program at a renowned university. In addition to the sponsorship, this program involves lectures by some of our key employees and internships provided by the Company to a number of international students from the program, in line with the global nature and identity of the Company and our business.
Flight equipment
Aircraft portfolio
The following table presents our aircraft portfolio by type of aircraft as of December 31, 2020:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	274	13%	44	—	318
Airbus A320neo Family	165	23%	5	157	327
Airbus A330	60	4%	9	—	69
Airbus A350	27	10%	—	—	27
Boeing 737NG	228	15%	43	—	271
Boeing 737 MAX	5	1%	—	71	76
Boeing 767	22	—	—	—	22
Boeing 777-200ER	16	1%	2	—	18
Boeing 777-300/300ER	21	3%	1	—	22
Boeing 787	91	29%	1	23	115
Embraer E190/195-E2	15	1%	—	35	50
Other	15	—	—	—	15
Total	939	100%	105	286	1,330

The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31, 2020:

	As of December 31,
Aircraft type	2020	2019	2018	2017	2016
Airbus A320 Family	13%	14%	16%	21%	25%
Airbus A320neo Family	23%	18%	14%	7%	2%
Airbus A330	4%	7%	9%	11%	14%
Airbus A350	10%	10%	10%	7%	5%
Boeing 737NG	15%	16%	19%	22%	25%
Boeing 737 MAX	1%	1%	1%	—	—
Boeing 767	—	—	—	1%	1%
Boeing 777-200ER	1%	1%	1%	2%	3%
Boeing 777-300/300ER	3%	4%	5%	6%	8%
Boeing 787	29%	28%	25%	22%	16%
Embraer E190/195-E2	1%	1%	—	—	—
Other	—	—	—	1%	1%
Total	100%	100%	100%	100%	100%

New technology aircraft (a)	63%	58%	49%	37%	23%

(a)New technology aircraft include Airbus A320neo Family, Airbus A350, Boeing 737 MAX, Boeing 787 and Embraer E2 aircraft.
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. As of December 31, 2020, we had five Boeing 737 MAX aircraft delivered and on lease. It is uncertain when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. During the year ended December 31, 2020, we cancelled our orders for 24 Boeing 737 MAX aircraft. See “Item 3. Key Information—Risk Factors—Risks related to competition and the aviation industry—The financial instability of an aircraft or engine manufacturer could impact delivery of our aircraft on order and negatively affect our cash flow and results of operations” for a discussion of the uncertainty surrounding the return to service and resumption of deliveries for Boeing 737 MAX aircraft.

During the year ended December 31, 2020, we had the following activity related to flight equipment:

	Held for operating leases	Investment in finance and sales-type leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	848	77	14	939
Aircraft purchases (a)	40	—	—	40
Aircraft reclassified to held for sale	(4)	—	4	—
Aircraft sold or designated for part-out	(22)	—	(18)	(40)
Aircraft reclassified from investment in finance and sales-type leases, net	1	(1)	—	—
Number of owned aircraft at end of period	863	76	—	939

(a)During the year ended December 31, 2020, we purchased 36 new aircraft and four used aircraft.
Aircraft on order
The following table details our 286 aircraft on order as of December 31, 2020:

Aircraft type	2021	2022	2023	2024	2025	Thereafter	Total
Airbus A320neo Family	23	30	37	29	25	13	157
Boeing 737 MAX (a)	—	2	17	18	19	15	71
Boeing 787	6	1	1	4	4	7	23
Embraer E190/195-E2	2	—	—	11	18	4	35
Total	31	33	55	62	66	39	286

(a)The delivery positions of our Boeing 737 MAX aircraft are based on our best estimates and incorporate the information currently available to us. Our estimates may be different from the actual delivery dates, and will depend on the speed at which Boeing is able to deliver our aircraft on order to us.
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
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2020, we purchased 36 new aircraft and four used aircraft and sold 40 aircraft from our owned portfolio.
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

Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aircraft assets. As of December 31, 2020, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2020, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) (“AerCap Ireland”) and AerCap Global Aviation Trust (United States) (“AerCap Trust”). See Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.
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
Overview
Net loss attributable to AerCap Holdings N.V. for the year ended December 31, 2020 was $298.6 million, as compared to net income of $1,145.7 million for the year ended December 31, 2019. For the year ended December 31, 2020, diluted loss per share was $2.34 and the weighted average number of diluted shares outstanding was 127,743,828. Net interest margin, the difference between basic lease rents and interest expense, excluding the mark-to-market of interest rate caps and swaps, was $2,528 million for the year ended December 31, 2020. Annualized net spread less depreciation and amortization was 2.3% for the year ended December 31, 2020. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for a reconciliation of net interest margin, annualized net spread and annualized net spread less depreciation and amortization to the most closely related U.S. GAAP measure for the years ended December 31, 2020 and 2019.
Major developments in 2020
The Covid-19 pandemic and responsive government actions have caused significant economic disruption and a dramatic reduction in commercial airline traffic, resulting in a broad adverse impact on air travel, the aviation industry and the demand for commercial aircraft globally. Despite the challenges of the Covid-19 pandemic, in 2020 AerCap:
•Completed purchases of 36 new technology aircraft for approximately $2.1 billion;
•Completed sales of 40 owned aircraft, with an average age of 17 years, for aggregate proceeds of approximately $0.6 billion;
•Executed a total of 179 aircraft transactions, including 40 widebody aircraft transactions; and
•Raised $8.3 billion of financing, including bank debt, revolving credit facilities and note issuances in the capital markets.
Aviation assets
During the year ended December 31, 2020, we purchased 36 new aircraft for approximately $2.1 billion. As of December 31, 2020, we owned 939 aircraft and we managed 105 aircraft. As of December 31, 2020, we also had 286 new aircraft on order. The average age of our fleet of 939 owned aircraft, weighted by net book value, was 6.4 years as of December 31, 2020.
Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.

Basic lease rents and maintenance rents and other receipts
Nearly all of our aircraft lease agreements provide for the periodic payment of a fixed or a floating amount of rent. Floating rents are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2020, approximately 3% of our basic lease rents from aircraft under operating leases was attributable to leases with lease rates tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:
•the contracted lease rate, which is highly dependent on the age, condition and type of the leased aircraft;
•for leases with rates tied to floating interest rates, interest rates during the term of the lease;
•the number of aircraft currently subject to lease contracts;
•the lessee’s performance of its lease obligations; and
•the amount of EOL compensation payments we receive, maintenance revenue and other receipts recognized during the lease and accrued maintenance liabilities recognized as revenue at the end of a lease.
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
As of December 31, 2020, 880 of our 939 owned aircraft were on lease to 131 customers in 60 countries, with no lessee accounting for more than 10% of total lease revenue for the year ended December 31, 2020. As of December 31, 2020, our owned aircraft portfolio included 59 aircraft that were off-lease. As of February 25, 2021, of the 59 aircraft, 28 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), 21 aircraft were being marketed for re-lease (which represented approximately 2% of the aggregate net book value of our fleet), five were re-leased or under commitments for re-lease, and five aircraft were sold or under commitments to be sold.
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
Other income
Other income consists of interest revenue, management fee revenue, lease termination fees, insurance proceeds, and income related to other miscellaneous activities.
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
We generate management fee revenue by providing management services to non-consolidated aircraft securitization vehicles, joint ventures, and other third parties. Our management services include aircraft asset management services, such as leasing, remarketing and technical advisory services, cash management and treasury services, and accounting and administrative services.

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
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11—Quantitative and Qualitative Disclosures About Market Risk,” Note 10—Derivative financial instruments and Note 13—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts and premiums, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.
Leasing expenses
Our leasing expenses consist primarily of maintenance rights asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment expenses, and provisions for credit losses on notes receivable, trade receivables and receivables from investment in finance and sales-type leases, net.
Maintenance rights assets are recognized when we acquire aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with EOL payment provisions, or our right to receive the aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve (“MR”) provisions, or through a lessor contribution to the lessee.
For leases with EOL maintenance provisions, upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL maintenance rights asset, and we recognize leasing expenses when the EOL maintenance rights asset exceeds the EOL cash received. For leases with maintenance reserve payment provisions, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.
Selling, general and administrative expenses
Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries, benefits and severance compensation, share-based compensation expense, professional and advisory costs, office facility expenses and travel expenses, as summarized in Note 19—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors.

Income tax benefit (expense)
Our operations are taxable primarily in the two main jurisdictions in which we manage our business: Ireland and the United States. Deferred income taxes are provided to reflect the impact of temporary differences between our income before income taxes and our taxable income. Our effective tax rate has varied from year to year. The primary source of temporary differences is the availability of tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived, along with the extent of permanent differences between income or loss before income taxes and taxable income.
We have tax losses in certain jurisdictions that can be carried forward, which we recognize as deferred income tax assets. We evaluate the recoverability of deferred income tax assets in each jurisdiction in each period based upon our estimates of future taxable income in these jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the deferred income tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our income tax benefit (expense) in our Consolidated Income Statements and consequently may affect our effective tax rate in a given year.
Factors affecting our results
Our results of operations have also been affected by a variety of other factors, primarily:
•the severity, extent and duration of the Covid-19 pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions, and the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the number, type, age and condition of the aircraft we own;
•aviation industry market conditions, including general economic and political conditions;
•the demand for our aircraft and the resulting lease rates we are able to obtain for our aircraft;
•the availability and cost of debt capital to finance purchases of aircraft;
•the purchase price we pay for our aircraft;
•the number, type and sale price of aircraft, or parts in the event of a part-out of an aircraft, we sell in a period;
•the ability of our lessees to meet their lease obligations, and the timing thereof, and maintain our aircraft in airworthy and marketable condition;
•the utilization rate of our aircraft;
•the recognition of non-cash share-based compensation expense related to the issuance of restricted stock units or restricted stock;
•our expectations of future maintenance reimbursements and lessee maintenance contributions;
•interest rates, which affect our aircraft lease revenues, our interest expense and the market value of our interest rate derivatives; and
•our ability to fund our business.
Factors affecting the comparability of our results
Asset impairment charges
During 2020, we recognized impairment charges of $1.1 billion related primarily to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft. In addition, we recognized impairment charges related to sales transactions and lease terminations. We also assessed our indefinite-lived goodwill assets for impairment and recognized impairment charges related to goodwill.
During 2019, we recognized impairment charges of $70.1 million related to sales transactions and lease terminations.

Cash accounting
When we determine that the collection of rental payments is no longer probable, we cease accrual-based revenue recognition on an operating lease contract and we instead recognize lease revenues using a cash accounting method (“Cash Accounting”). During 2020, we recognized a reduction in basic lease rents of $310.6 million due to the application of Cash Accounting.
During 2019, we did not recognize a reduction in basic lease rents due to Cash Accounting.
Losses on debt extinguishment
During 2020, we recognized losses on debt extinguishment of $118.5 million, primarily related to the premium paid on the repurchase of debt pursuant to the July, October and December Tender Offers.
During 2019, we did not recognize losses on debt extinguishment.
Loss on investment at fair value
During 2020, we recognized a loss on investment at fair value of $143.5 million. Please refer to Note 9 —Investments to our Consolidated Financial Statements included in this annual report for further details on our investment at fair value.
During 2019, we did not hold an investment at fair value.
Sales transactions
During 2020, we completed sales of 40 owned aircraft, with an average age of 17 years, for aggregate proceeds of approximately $0.6 billion.
During 2019, we completed sales of 88 owned aircraft, with an average age of 15 years, for aggregate proceeds of approximately $2.1 billion.
Share repurchases
During 2020, we repurchased an aggregate of 2.1 million of our ordinary shares under share repurchase programs authorized in 2020 and 2019, at an average price, including commissions, of $55.06 per ordinary share, for approximately $117.3 million.
During 2019, we repurchased an aggregate of 12.0 million of our ordinary shares under share repurchase programs authorized in 2019 and 2018, at an average price, including commissions, of $50.82 per ordinary share, for approximately $607.3 million.
Trends in our business
The impact of the Covid-19 pandemic has had a dramatic impact on aviation in 2020. Overall global passenger traffic, measured in revenue passenger kilometers, fell by 65.9% in 2020, according to IATA. In December 2020, IATA estimated that global air passenger traffic would recover significantly in 2021 and increase by 50.4%, but would nonetheless remain well below 2019 levels. This forecast is subject to downside risk if continued or more severe travel restrictions are imposed.
Passenger air traffic and airlines’ losses have reduced demand for commercial passenger aircraft, including demand for leased aircraft in 2020. We expect demand for leased aircraft will remain weak in the short term and over the medium term we expect improvements in leased aircraft demand as air traffic recovers from the lows observed in 2020.

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
Event-driven impairment and impairment calculation charges
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual aircraft, including the lease-related assets and liabilities of that aircraft, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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
We perform event-driven impairment assessments of our aircraft held for operating leases each quarter. These quarterly impairment assessments are primarily triggered by potential sale transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for aircraft types. On an annual basis, we also perform an assessment of all aircraft held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant assumptions including the future lease rates, the residual value and the discount rate when performing quantitative impairment tests.
Due to the Covid-19 pandemic, many of our airline customers have significantly curtailed their commercial operations and are under significant financial stress, which could result in lease defaults, lease terminations and related aircraft repossessions. The future cash flows supporting the carrying value of our aircraft are based on current lease contracts and our estimates of future lease rates, useful lives and residual values for these aircraft. As a result of the Covid-19 pandemic and its impact on the aviation industry and the global economic environment, there is more uncertainty regarding the future cash flows relating to our aircraft. A reduction in the future expected cash flows relating to our aircraft could result in impairment losses that could be material to our financial results.

The Covid-19 pandemic and responsive government actions have had a significant impact on both domestic and international travel. While both domestic and international air travel have increased since the low points experienced in early 2020, in general domestic travel has been faster to recover, and the timeframe for the recovery of domestic travel is generally expected to be more rapid than for international travel. During the year ended December 31, 2020, the Covid-19 pandemic led governments in many countries to impose new restrictions on international travel or to delay the relaxation of existing restrictions. As a result, the expected recovery time for international air traffic has become longer. In addition, we have observed an increased number of airlines shifting away from current technology widebody aircraft in favor of new technology widebody aircraft such as the Boeing 787 and Airbus A350. We expect these factors to impact the future lease rates and long-term values of our Boeing 777 and Airbus A330 aircraft. During the year ended December 31, 2020 we recognized impairment charges of $1.1 billion, primarily related to Boeing 777 and Airbus A330 aircraft.
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
The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2020, 185 aircraft with an aggregate Asset Group value of approximately $2.1 billion were 15 years of age or older, which represented approximately 6% of our total flight equipment and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 185 aircraft were $3.3 billion, which measured on a weighted average basis was 45% in excess of the aggregate carrying value. As of December 31, 2020, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2020, 12 aircraft with an Asset Group carrying value of $594.5 million did not exceed our 10% threshold, which represented less than 1.75% of our total flight equipment held for operating leases and lease-related assets and liabilities. The 12 aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2020, and as such no impairment was recognized.
Revenues and other income
We lease flight equipment principally under operating leases and recognize basic lease rents income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The amount of the difference between basic lease rents recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities.
We periodically evaluate the collectability of our operating lease contracts to determine the appropriate revenue recognition and measurement model to apply to each lessee. Accrual-based revenue recognition ceases on an operating lease contract when the collection of payments is no longer probable and thereafter rental revenues are recognized using a cash receipts basis “Cash Accounting.” In the period where collection of lease payments is no longer probable, any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, is recognized as a current period adjustment to lease revenue. Subsequently, revenues are recognized based on the lesser of the straight-line rental income or the payments collected from the lessee until such time that collection is probable. We apply significant judgment in assessing at each reporting date whether operating rental payments are probable of collection by reference to the credit status of the each lessee, including lessees in bankruptcy-type arrangements, the extent of overdue balances and other relevant factors. During the year ended December 31, 2020, we concluded that collection of basic lease rents payments was not probable from a number of our lessees, resulting in a reduction of basic lease rents of approximately $310.6 million.

Revenue from investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in basic lease rents. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated end of lease payments expected at the expiration of the lease.
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
In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL maintenance rights asset, and we recognize leasing expenses when the EOL maintenance rights asset exceeds the EOL cash received.
When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights asset balance and is included in net gain on sale of assets.
Recent accounting standards adopted during the year ended December 31, 2020
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019

	Year Ended December 31,		Increase/ (Decrease)
	2020	2019
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$3,761,611	$4,281,260	$(519,649)
Maintenance rents and other receipts	559,395	401,006	158,389
Lease revenue	4,321,006	4,682,266	(361,260)
Net gain on sale of assets	89,618	188,835	(99,217)
Other income	83,005	66,239	16,766
Total Revenues and other income	4,493,629	4,937,340	(443,711)
Expenses
Depreciation and amortization	1,645,373	1,676,121	(30,748)
Asset impairment	1,086,983	70,149	1,016,834
Interest expense	1,248,225	1,295,020	(46,795)
Loss on debt extinguishment	118,460	—	118,460
Leasing expenses	323,535	287,950	35,585
Selling, general and administrative expenses	242,161	267,458	(25,297)
Total Expenses	4,664,737	3,596,698	1,068,039
Loss on investment at fair value	(143,510)	—	(143,510)
(Loss) income before income taxes and income of investments accounted for under the equity method	(314,618)	1,340,642	(1,655,260)
Income tax benefit (expense)	17,231	(167,714)	184,945
Equity in net earnings of investments accounted for under the equity method	2,464	(6,151)	8,615
Net (loss) income	$(294,923)	$1,166,777	$(1,461,700)
Net income attributable to non-controlling interest	(3,643)	(21,083)	17,440
Net (loss) income attributable to AerCap Holdings N.V.	$(298,566)	$1,145,694	$(1,444,260)
Basic lease rents.    The decrease in basic lease rents of $519.6 million, or 12%, was attributable to:
•a decrease in basic lease rents of $310.6 million due to the application of Cash Accounting;
•a decrease in basic lease rents of $282.7 million primarily due to re-leases and extensions at lower rates. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period; and
•the sale of 128 aircraft between January 1, 2019 and December 31, 2020 with an aggregate net book value of $2.4 billion on their respective sale dates, resulting in a decrease in basic lease rents of $209.2 million;
partially offset by
•the acquisition of 105 aircraft between January 1, 2019 and December 31, 2020, with an aggregate net book value of $6.7 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $282.9 million.
Maintenance rents and other receipts.    The increase in maintenance rents and other receipts of $158.4 million, or 39%, was attributable to:
•an increase of $231.8 million in maintenance revenue and other receipts from early lease terminations;
partially offset by
•a decrease of $73.4 million in regular maintenance rents.

Net gain on sale of assets.    The decrease in net gain on sale of assets of $99.2 million, or 53%, was primarily due to the lower volume and composition of asset sales. During the year ended December 31, 2020, we sold 40 aircraft for proceeds of $613.4 million and during the year ended December 31, 2019, we sold 88 aircraft for proceeds of $2,132.4 million.
Other Income.    The increase in other income of $16.8 million, or 25%, was primarily driven by higher interest income.
Depreciation and amortization.    The decrease in depreciation and amortization of $30.7 million, or 2%, was primarily due to aircraft sales, partially offset by aircraft purchases.
Asset impairment.    During the year ended December 31, 2020, we recognized impairment charges of $1.1 billion related primarily to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft, as well as to the write-off of goodwill. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates” for further information on our event-driven impairment assessments. During the year ended December 31, 2019, we recognized impairment charges of $70.1 million related to sales transactions and lease terminations.
Interest expense.    The decrease in interest expense of $46.8 million, or 4%, was primarily attributable to:
•a decrease in the average cost of debt to 4.1% for the year ended December 31, 2020 as compared to 4.2% for the year ended December 31, 2019. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps and swaps. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on the average cost of debt. The decrease in the average cost of debt resulted in a $45.2 million decrease in interest expense; and
•a $15.3 million decrease in interest expense attributable to a decrease in mark-to-market losses on interest rate caps and swaps. For the year ended December 31, 2020, we recognized a loss of $14.4 million related to mark-to-market movements on interest rate caps and swaps, compared to a corresponding loss of $29.7 million recognized during the year ended December 31, 2019;
partially offset by
•a $0.3 billion increase in the average outstanding debt balance to $30.2 billion during the year ended December 31, 2020 from $29.9 billion during the year ended December 31, 2019, resulting in a $13.7 million increase in interest expense.
Loss on debt extinguishment.    During the year ended December 31, 2020, we recognized loss on debt extinguishment of $118.5 million, primarily related to the premium paid on the repurchase of debt pursuant to the July, October and December Tender Offers.
Leasing expenses.    The increase in leasing expenses of $35.6 million, or 12%, was primarily due to $52.2 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses and $14.3 million related to airline defaults and restructuring, partially offset by $30.9 million of lower maintenance rights asset amortization.
Selling, general and administrative expenses.   The decrease in selling, general and administrative expenses of $25.3 million, or 9%, was primarily due to lower compensation-related expenses.
Loss on investment at fair value. During the year ended December 31, 2020, we recognized a loss on investment at fair value of $143.5 million. Please refer to Note 9 —Investments to our Consolidated Financial Statements included in this annual report for further details on our investment at fair value.
Income tax benefit (expense).    The effective tax rate was 5.5% for the year ended December 31, 2020, compared to the effective tax rate of 12.5% for the year ended 2019. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss. Please refer to Note 14—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
For Results of Operations for the year ended December 31, 2019, as compared to the year ended December 31, 2018, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.

Liquidity and capital resources
The following table presents our consolidated cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(U.S. Dollars in millions)
Net cash provided by operating activities	$2,130.4	$3,105.7
Net cash used in investing activities	(712.3)	(2,954.7)
Net cash used in financing activities	(1,225.3)	(265.0)
Cash flows provided by operating activities.    During the year ended December 31, 2020, our cash provided by operating activities of $2,130.4 million was the result of a net loss of $294.9 million, other adjustments to net loss of $3,011.9 million and collections of finance and sales-type leases of $68.1 million, partially offset by the net change in operating assets and liabilities of $654.7 million. During the year ended December 31, 2019, our cash provided by operating activities of $3,105.7 million was the result of net income of $1,166.8 million, other adjustments to net income of $1,922.9 million and collections of finance and sales-type leases of $98.4 million, partially offset by the net change in operating assets and liabilities of $82.4 million.
Cash flows used in investing activities.    During the year ended December 31, 2020, our cash used in investing activities of $712.3 million primarily consisted of cash used for the purchase of aircraft of $1,183.7 million, partially offset by cash provided by asset sale proceeds of $471.4 million. During the year ended December 31, 2019, our cash used in investing activities of $2,954.7 million primarily consisted of cash used for the purchase of aircraft of $4,728.5 million, partially offset by cash provided by asset sale proceeds of $1,773.8 million.
Cash flows used in financing activities.    During the year ended December 31, 2020, our cash used in financing activities of $1,225.3 million primarily consisted of cash used for new financing proceeds, net of debt repayments and debt issuance costs, of $867.5 million, net receipts of maintenance and security deposits of $227.1 million, the repurchase of shares and payments of tax withholdings on share-based compensation of $127.8 million and cash used for the payment of dividends to our non-controlling interest holders of $2.9 million. During the year ended December 31, 2019, our cash used in financing activities of $265.0 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $639.9 million, cash used for the payment of dividends to our non-controlling interest holders of $6.3 million and new financing proceeds, net of debt repayments and debt issuance costs, of $2.1 million partially offset by cash provided by net receipts of maintenance and security deposits of $383.3 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of December 31, 2020, we had commitments to purchase 286 new aircraft scheduled for delivery through 2027. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
As of December 31, 2020, our cash balance was $1.5 billion, including unrestricted cash of $1.2 billion, and we had $5.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt. As of December 31, 2020, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $6.7 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $9.1 billion. As of December 31, 2020, our existing sources of liquidity were sufficient to operate our business and cover approximately 2.3x of our debt maturities and contracted capital requirements for the next 12 months. As of December 31, 2020, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $19.7 million and debt issuance costs, debt discounts and debt premium of $192.8 million, totaled $28.9 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital-raising initiatives.

During the year ended December 31, 2020, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 4.1%. As of December 31, 2020, our adjusted debt to equity ratio was 2.6 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2020 and 2019.
Please refer to Note 13—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
AerCap Holdings N.V. is incorporated in the Netherlands and headquartered in Ireland, and is not directly engaged in business within, nor has a permanent establishment in, the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings.
While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2020, $108.1 million out of $1,248.8 million of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in “Item 10. Additional Information—Taxation—Withholding tax.”

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
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2020, as adjusted to reflect the developments described in footnotes (b) and (c) below:

	2021	2022	2023	2024	2025	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$1,379.8	$3,405.1	$3,120.1	$2,550.0	$2,650.0	$2,650.0	$15,755.0
Secured debt facilities	993.6	1,397.0	2,023.3	1,715.3	3,207.3	1,530.2	10,866.7
Subordinated debt facilities	—	—	—	—	—	2,293.5	2,293.5
Estimated interest payments (a)	1,123.2	995.5	795.6	604.7	419.5	4,111.0	8,049.5
Purchase obligations (b) (c)	1,511.4	2,519.3	3,099.7	2,962.1	2,525.2	1,508.0	14,125.7
Operating leases (d)	9.7	9.1	9.1	6.8	5.7	24.3	64.7
Total	$5,017.7	$8,326.0	$9,047.8	$7,838.9	$8,807.7	$12,117.0	$51,155.1

(a)Estimated interest payments for floating rate debt are based on rates as of December 31, 2020 and include the estimated impact of our interest rate swap agreements.
(b)As of December 31, 2020, we had commitments to purchase 284 aircraft and two purchase and leaseback transactions. The timing of our purchase obligations is based on current estimates. Due to the current Covid-19 pandemic, we expect that the delivery of many of our aircraft on order will be delayed to future periods. We have incorporated expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. See Note 27—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.
(c)The delivery positions of our Boeing 737 MAX aircraft are based on our best estimates and incorporate the information currently available to us. Our estimates may be different from the actual delivery dates, and will depend on the speed at which Boeing is able to deliver our aircraft on order to us.
(d)Represents contractual payments on our office and facility leases. See Note 15—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Please refer to Note 25—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$8,864	$9,315

Ordinary shares issued	138,847,345	141,847,345
Treasury shares	(8,448,807)	(10,263,856)
Ordinary shares outstanding	130,398,538	131,583,489
Shares of unvested restricted stock	(2,552,346)	(2,354,318)
Ordinary shares outstanding, excluding shares of unvested restricted stock	127,846,192	129,229,171

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$69.34	$72.08
Non-GAAP measures
The following are definitions of non-GAAP measures used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures.
Net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, divided by the average debt balance. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		Percentage Difference
	2020	2019
	(U.S. Dollars in millions)
Basic lease rents	$3,762	$4,281	(12%)
Interest expense	1,248	1,295	(4%)
Adjusted for:
Mark-to-market of interest rate caps and swaps	(14)	(30)	(52%)
Interest expense excluding mark-to-market on interest rate caps and swaps	1,234	1,265	(3%)
Net interest margin	$2,528	$3,016	(16%)
Depreciation and amortization, including maintenance rights expense	(1,691)	(1,753)	(4%)
Net interest margin less depreciation and amortization	$837	$1,263	(34%)

Average lease assets	$37,145	$37,590	(1%)

Annualized net spread	6.8%	8.0%
Annualized net spread less depreciation and amortization	2.3%	3.4%

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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$28,742	$29,486
Adjusted for:
Cash and cash equivalents	(1,249)	(1,121)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$26,368	$27,240

Equity	$8,932	$9,382
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$10,057	$10,507

Adjusted debt/equity ratio	2.6 to 1	2.6 to 1

Summarized financial information of issuers and guarantors
Historically, in accordance with Rule 3-10 of Regulation S-X, AerCap has presented separate financial statements and other disclosures with respect to the entities that issue and guarantee its registered debt securities in a note to its consolidated financial statements.
In March 2020, the SEC adopted amendments to reduce and simplify the financial disclosure requirements for guarantors and issuers of guaranteed registered securities. The amendments became effective on January 4, 2021, but voluntary compliance in advance of January 4, 2021 was permitted. We elected to comply with the amended regulation starting with our Interim Report on Form 6-K for the quarter ended March 31, 2020, filed with the SEC on May 5, 2020.
AerCap Trust & AerCap Ireland Capital Designated Activity Company Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AerCap Ireland Capital Designated Activity Company (“AICDC”) have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to Note 13—Debt to our Consolidated Financial Statements included in this annual report for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
Because AICDC and certain AGAT/AICDC Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AICDC and certain AGAT/AICDC Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). See Note 13—Debt to our Consolidated Financial Statements included in this annual report. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).

Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.
The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of December 31, 2020, and for the year ended December 31, 2020. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
December 31, 2020
(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$9,607
Intercompany receivables	15,155
Total assets	28,913

Debt	17,557
Intercompany payables	4,154
Total liabilities	24,661
Non-controlling interest	77

Year Ended
December 31, 2020
(U.S. Dollars in millions)
Total revenues and other income (a)	$2,323
Total expenses (b)	2,538
Income before income taxes and income of investments accounted for under the equity method	(215)
Net income	(180)
Net income attributable to AerCap Holdings N.V.	(182)

(a)Total revenues include interest income from non-obligor entities of $605 million.
(b)Total expenses include interest expense to non-obligor entities of $55 million.

Item 6.    Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Paul Dacier	63	Non-Executive Chairman of the Board of Directors	May 2010	2022 AGM
Aengus Kelly	47	Executive Director and Chief Executive Officer	May 2011	2023 AGM
Julian (Brad) Branch	66	Non-Executive Director	April 2018	2022 AGM
Stacey Cartwright	57	Non-Executive Director	April 2019	2023 AGM
Rita Forst	65	Non-Executive Director	April 2019	2023 AGM
Richard (Michael) Gradon	61	Non-Executive Director	May 2010	2022 AGM
James (Jim) Lawrence	68	Non-Executive Director	May 2017	2021 AGM
Michael Walsh	54	Non-Executive Director	May 2017	2021 AGM
Robert (Bob) Warden	48	Non-Executive Director	July 2006	2022 AGM
Officers
Philip Scruggs (b)	56	President and Chief Commercial Officer
Peter Juhas	49	Chief Financial Officer
Peter Anderson (b)	45	Head of EMEA
Risteard Sheridan	46	Company Secretary and Chief Compliance Officer
Brian Canniffe	48	Group Treasurer
Vincent Drouillard	45	General Counsel
Bashir Hajjar	53	Head of Americas
Emmanuel Herinckx	48	Head of Asia Pacific
Anton Joiner	50	Chief Risk Officer
Tom Kelly	57	Chief Executive Officer, AerCap Ireland Limited
Jorg Koletzki	53	Chief Information Officer
Bart Ligthart	39	Head of Trading and Portfolio Management
Theresa Murray	53	Head of Human Resources
Martin Olson	58	Head of OEM Relations
Joe Venuto	61	Chief Technical Officer

(a)The term for each director ends at the Annual General Meeting of Shareholders (“AGM”) typically held in April or May of each year.
(b)On February 1, 2021, the Company announced Mr. Scruggs will be retiring as President and Chief Commercial Officer in March, 2021 (the “Retirement Date”). On February 1, 2021 our Company announced Mr. Anderson would take over as the Company’s Chief Commercial Officer, effective as of the Retirement Date.
Directors
Our Board of Directors currently consists of nine directors, eight of whom are non-executive directors.
The Board appointed Mr. Paul Dacier to succeed Mr. Pieter Korteweg as Chairman of the Board with effect from the close of the 2020 AGM. Mr. Dacier has been a non-executive director of AerCap since 2010 and was Vice Chairman of the Board of Directors from 2013 to 2020.

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
Julian (Brad) Branch. Mr. Branch has been a Director of AerCap since April 25, 2018. Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the CEO and served the Boards of Deloitte Northwest Europe LP and of Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979, and was a general partner of Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years. His industry focus has been the air transportation industry; large global air carriers. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade. Mr. Branch has vigorously supported the community through not-for-profit Board service, such as the Advisory Board of Emory University School of Ethics and the Duke University Heart Center. He received a B.A. and M.B.A. from the University of North Carolina.
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently Chair of the Board of Ovo Energy and a Non-Executive Director of Savills PLC, Genpact and Majid al Futtaim LEC. She also Chairs the Advisory Committee of Majid al Futtaim Lifestyle. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC and a Senior Independent Director of the Football Association Ltd. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as a member of the supervisory board of Norma Group SE and ElringKlinger AG in Germany. Effective April 29, 2020, Ms. Forst became a Non-Executive Director of Westport Fuel Systems Inc. in Vancouver, Canada. In addition, Ms. Forst holds an advisory board position at iwis SE & Co. KG in Germany. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior engineering and management positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (U.S.) and the Darmstadt University of Applied Technology (Germany).
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
Robert (Bob) Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. He is also currently Global Head of Private Equity at Cerberus Capital Management, L.P., which he joined in October 2018 after previously working at Cerberus from 2003 to 2012. Mr. Warden has worked in the private equity industry for over 25 years. He was formerly a partner at Pamplona Capital Management from 2012 to 2018, and had previously worked in private equity at J.H. Whitney, Cornerstone Equity Investors and Donaldson, Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.
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
Peter Juhas.    Mr. Juhas was appointed Chief Financial Officer of AerCap in April 2017, following his appointment as Deputy Chief Financial Officer in September 2015. Prior to joining AerCap, Mr. Juhas was Global Head of Strategic Planning at American International Group, Inc. (“AIG”), where he led the development of the company’s strategic and capital plans, as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was a Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.

Peter Anderson.    Mr. Anderson assumed the position of Head of EMEA in January 2019 having previously held the Head of Asia Pacific role since the acquisition of ILFC in 2014. In his role Mr. Anderson is responsible for AerCap’s leasing activities across Europe, Middle East and Africa. Prior to joining AerCap he worked in the leasing team at ILFC where he set up ILFC’s Asia Pacific office in 2012. Mr. Anderson worked in the leasing team at Hong Kong Aviation Capital and prior to that at Allco Finance Group in both Sydney and London, specializing in aircraft leasing and structured finance. Mr. Anderson earned his Master of Applied Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.
Risteard Sheridan. Mr. Sheridan was appointed Company Secretary in May 2020 and Chief Compliance Officer in 2019. He joined AerCap in April 2017 as Head of Internal Audit. Prior to joining AerCap, he gained extensive experience advising companies on governance, financial reporting and control/process matters while working with the professional services firms KPMG and EY. Mr. Sheridan holds a Bachelor’s degree in Business & Legal Studies and a Masters degree in Accounting from University College Dublin and is a Fellow of Chartered Accountants Ireland.
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

Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in 2018. Mr. Ligthart has 12 years’ experience in aircraft trading and portfolio management in both wide and narrowbody aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.
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
Compensation
Compensation of non-executive directors
We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone.
In addition, our non-executive directors receive an annual equity award as provided for in AerCap’s remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. The annual equity award may be supplemented by additional awards in line with AerCap’s remuneration policy in order to meet the compensation goals of the Company. As of December 31, 2020, our non-executive directors held 191,523 restricted stock units and options to acquire a total of 3,954 AerCap ordinary shares (our non-executive directors did not hold any shares of restricted stock as of December 31, 2020); these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

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
• Reward long-term growth and value creation
• Tie long-term incentive program awards to the achievement of multi-year earnings per share (“EPS”) targets set by the Nomination and Compensation Committee
• Reward high performers with above-target pay when predetermined goals are exceeded
Manage risk	• Prohibit hedging of Company securities and pledging of AerCap equity prior to vesting
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject the executive director’s incentive compensation to clawback provisions under Dutch law
As of December 31, 2020, our Group Executive Committee members were Aengus Kelly, Philip Scruggs, Peter Juhas and Peter Anderson. During the year ended December 31, 2020, we paid an aggregate of approximately $9.6 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including approximately $0.6 million as part of their retirement and pension plans.
The compensation packages of our Group Executive Committee members (other than our Chief Executive Officer) and certain other officers, consisting of base salary, annual bonus and, for some officers, annual stock bonus, along with other benefits, are determined by the Nomination and Compensation Committee upon the recommendation of the Chief Executive Officer on an annual basis. In addition, upon the recommendation of the Chief Executive Officer, the Nomination and Compensation Committee may grant long-term equity incentive awards to our officers (other than our Chief Executive Officer) on a non-recurring basis under our equity incentive plans, as further outlined below. The compensation package of our Chief Executive Officer, consisting of base salary, annual bonus, annual stock bonus and a long-term equity incentive award, along with other benefits, is determined by the Board of Directors, upon the recommendation of the Nomination and Compensation Committee, in accordance with the remuneration policy approved by the General Meeting of Shareholders.

The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon the recommendation of the Nomination and Compensation Committee) based on the Company’s performance relative to the U.S. GAAP EPS budget for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company’s U.S. GAAP EPS budget and target bonus levels are typically determined before the beginning of the relevant year. The annual bonus amounts and the annual stock bonuses are paid or granted, as the case may be, in arrears. As a matter of policy, actual bonus amounts will be below target level in years that the EPS target is not met, unless specific circumstances require otherwise which, if any, will be disclosed in this annual report. The annual stock bonuses vest after three years or, if earlier, at the end of the officer’s employment term.
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
The employment agreements with some of our Group Executive Committee members provide for severance payments on certain terminations. The amount of the pre-agreed severance is derived from calculations, based on the employee’s age and years of service.
The Company is subject to the Netherlands’ Clawback of Bonuses Act. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2020, we did not have any directors other than the executive director who were in charge of day-to-day management.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
The table below indicates the equity awards the Company granted to our Group Executive Committee members and their equity awards that vested in 2020:

	2020 Granted		2020 Vested
Aengus Kelly	233,580	(a)	—
Philip Scruggs	25,000	(b)	353,295	(c) (d)
Peter Juhas	41,881	(e)	—
Peter Anderson	333,953	(f) (g)	—

(a)Grant of 333,748 shares of restricted stock, of which 100,168 were withheld to pay taxes incurred by Mr. Kelly in connection with the grant.
(b)Grant of restricted stock units; included in vested shares in 2020.
(c)Vesting of 310,342 shares of restricted stock.
(d)Vesting of 42,953 restricted stock units, of which 15,894 were withheld to pay taxes incurred by Mr. Scruggs in connection with the vesting.
(e)Grant of 69,054 shares of restricted stock, of which 27,173 were withheld to pay taxes incurred by Mr. Juhas in connection with the grant.
(f)Grant of 450,000 shares of restricted stock, of which 136,047 were withheld to pay taxes incurred by Mr. Anderson in connection with the grant.
(g)Grant of 20,000 restricted stock units; payroll tax will be withheld and deducted from the ordinary shares to be delivered at vesting.

The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2020 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock and restricted stock units, as specified in the paragraph below regarding share ownership:

	2021	2022	2023	2024	2025
Aengus Kelly	18,345	859,960	669,051	—	—
Peter Juhas	—	188,264	—	—	—
Peter Anderson	140,400	20,000	—	—	313,953
We require our Group Executive Committee members to own Company ordinary shares having a value equal to at least five times their annual base salary (ten times in the case of the Chief Executive Officer), in order to further align their interests with the long-term interests of our shareholders. This threshold amount includes ordinary shares owned outright, vested stock-based equity awards, time-based restricted stock and time-based restricted stock units, whether or not vested, and any stock-based equity that the executive has elected to defer. New Group Executive Committee members have a five-year grace period to meet this threshold. In addition, each Group Executive Committee member is required to hold, post vesting, 25% of the net ordinary shares (50% for our Chief Executive Officer) (after satisfaction of any exercise price or tax withholding obligations), delivered to him or her pursuant to Company equity awards since January 1, 2007, for so long as such member remains employed by the Company (or, if earlier, until such member reaches 65 years of age). Sales of Company ordinary shares are conducted with a view to avoiding undue impact on the Company’s ordinary share price and in compliance with laws and regulations. Each member must consult with the Chairman before executing any sale of the Company’s ordinary shares.
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

Board Practices
General
Our Board of Directors currently consists of nine directors, eight of whom are non-executive directors.
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. One of our non-executive directors (out of a total of eight) currently serve in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2020, was 6.6 years.
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
Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer and the Chairman or, in his absence, an alternative non-executive director who has been charged by the Board of Directors to act as chairman, are present at the meeting. Resolutions must be passed by a majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of the meeting. Subject to Dutch law, resolutions of the Board of Directors may be passed in writing by a majority of the directors in office. Pursuant to Dutch laws and the Board Rules, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by our Board of Directors, excluding such interested director or directors.

In 2020, the Board of Directors met on 20 occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as AerCap’s annual reports and annual accounts for the financial year 2019, topics for the AGM 2020, the impacts of the Covid-19 pandemic, the situation involving the worldwide grounding of the Boeing 737 MAX aircraft, secured and unsecured financing transactions and AerCap’s liquidity position, AerCap’s hedging policies, the utilization and optimization of AerCap’s portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap’s backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap’s corporate and tax structure, reports from the various Board committees, budgeting and financial planning, remuneration and compensation, directors’ and officers’ succession planning, cyber security, regulatory compliance, culture and values, the impact of remote working environments, sustainability and community, governance, risk management and control and an assessment of the Board’s own functioning.
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
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2020, the members of our Group Executive Committee were Aengus Kelly, Philip Scruggs, Peter Juhas and Peter Anderson. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.
Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2020, the members of our Group Portfolio and Investment Committee were Peter Juhas, Aengus Kelly, Robert (Bob) Warden, Bart Ligthart and Rita Forst.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2020, the members of our Group Treasury and Accounting Committee were Peter Juhas, Aengus Kelly, Paul Dacier, Tom Kelly, Brian Canniffe and Robert (Bob) Warden.

Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2020, the members of our Audit Committee were James (Jim) Lawrence (Chairman), Julian (Brad) Branch, Richard (Michael) Gradon and Michael Walsh.
In 2020, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, internal auditors as well as the external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, external auditor’s reports, external auditor’s independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditor’s audit plan for 2020, approval of other services rendered by the external auditor, internal audit reports, the internal auditor’s audit plan for 2021, the impacts of the Covid-19 pandemic, the Company’s compliance, risk management policies and integrity and fraud, the expenses incurred by the Company’s most senior officers in carrying out their duties, the Company’s tax planning policies, key transformation projects including IT and cybersecurity projects, the functioning of the Audit Committee, the Audit Committee charter and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditor and with the internal auditor without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to three non-executive directors appointed by the Board of Directors. As of December 31, 2020, the members of our Nomination and Compensation Committee were Paul Dacier (Chairman), who succeeded Pieter Korteweg with effect from the close of the AGM in 2020, Michael Walsh, Robert (Bob) Warden and Stacey Cartwright.
In 2020, the Nomination and Compensation Committee met on four occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In addition, various resolutions were adopted outside of these meetings.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

Share ownership
The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2020:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Ordinary shares underlying options (c)	Fully diluted ownership percentage (d)
Directors:
Paul Dacier (Chairman)	9,429	—	20,000	3,954	*
Aengus Kelly (e)	1,757,233	1,547,356	—	—	2.5%
Julian (Brad) Branch	4,000	—	27,029	—	*
Stacey Cartwright	—	—	21,804	—	*
Rita Forst	425	—	21,804	—	*
Richard (Michael) Gradon	7,323	—	20,000	—	*
James (Jim) Lawrence	201,764	—	31,604	—	*
Michael Walsh	1,581	—	29,282	—	*
Robert (Bob) Warden	13,742	—	20,000	—	*
Total Directors	1,995,497	1,547,356	191,523	3,954
Group Executive Committee (GEC) Members:
Philip Scruggs	399,865	—	—	—	*
Peter Juhas	48,750	178,343	9,921	—	*
Peter Anderson	—	454,353	20,000	—	*
Total Directors and GEC Members	2,444,112	2,180,052	221,444	3,954

*Less than 1.0%.
(a)All restricted stock and restricted stock units are subject to time-based or performance-based vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 5,647 vested on January 1, 2021, 18,345 will vest on March 12, 2021, 15,239 will vest on April 30, 2021 (or the date of the AGM in 2021, whichever is the earlier), 140,400 will vest on May 31, 2021, 4,311 will vest on January 1, 2022, 23,035 will vest on March 11, 2022, 2,718 will vest on April 30, 2022 (or the date of the AGM in 2022, whichever is the earlier), 842,105 will vest on May 1, 2022 (or the date of the AGM in 2022, whichever is the earlier), 20,000 will vest on June 30, 2022, 183,084 will vest on September 13, 2022, 3,608 will vest on January 1, 2023, 14,419 will vest on March 9, 2023, 654,632 will vest on May 1, 2023 (or the date of the AGM in 2023, whichever is the earlier), 160,000 will vest on December 17, 2023 and 313,953 will vest on March 31, 2025.
(b)Payroll tax will be withheld and deducted from the ordinary shares to be delivered at the vesting of restricted stock units, as applicable.
(c)2,151 of these options expire on December 31, 2021 and carry a strike price of $11.29 per option. The remaining 1,803 options expire on December 31, 2022 and carry a strike price of $13.72 per option.
(d)Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards at target in this table, and no vesting or exercise of any other equity awards.
(e)Mr. Kelly is our Chief Executive Officer and the Executive Director of the Board.
All of our ordinary shares have the same voting rights.
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aircraft leasing business at each of our principal geographic locations as of December 31, 2020, 2019 and 2018:

	As of December 31,
Location	2020	2019	2018
Dublin	200	206	207
Shannon	79	79	78
Los Angeles	41	48	46
Singapore	44	44	41
Other (a)	13	13	13
Total (b)	377	390	385

(a)Includes employees located in the Netherlands, China, France, the United Kingdom, the United Arab Emirates and the United States other than Los Angeles.
(b)Includes one part-time employee as of December 31, 2020, 2019 and 2018, respectively.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.
Item 7.    Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our ordinary outstanding shares as of December 31, 2020, based on available public filings, include: AllianceBernstein L.P. at 7.0% (9,092,216 shares), Eagle Capital Management, LLC at 5.9% (7,667,260 shares) and Wells Capital Management, Inc. at 5.1% (6,689,523 shares).
We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Please refer to Note 9—Investments, Note 25—Variable interest entities and Note 26—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.
Item 8.    Financial Information
Consolidated statements and other financial information
Please refer to pages F-1 through F-60 of this annual report.
Significant changes
Please refer to Note 29—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.
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
At the AGM held in 2020, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares
(i)  up to ten percent of the Company’s issued share capital; and
(ii)  up to an additional ten percent of the Company’s issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.
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
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2020, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph “Issuance of ordinary shares”, which authorization is valid for a period of 18 months.
Repurchase of our ordinary shares
We may acquire our ordinary shares, subject to certain provisions of the laws of the Netherlands and of our articles of association, if the following conditions are met:
•the General Meeting of Shareholders has authorized our Board of Directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months;
•our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of the Netherlands or our articles of association require us to maintain; and
•we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding such part of our issued share capital as set by law from time to time.
At the AGM held in 2020, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2020, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2020, we cancelled 3,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

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
The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the General Meeting of Shareholders:
•capital reduction;
•exclusion or restriction of preemptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose; and
•legal merger or legal demerger within the meaning of Title 7 of Book 2 of the Dutch Civil Code.
If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.
An agreement of AerCap to enter into (i) a statutory merger whereby AerCap is the acquiring entity; or (ii) a legal demerger, with certain limited exceptions, must be approved by the shareholders.
The AGM was held on April 22, 2020. The AGM adopted the 2019 annual accounts and voted for all other items which required a vote.
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
Any major change in the identity or character of AerCap or its business must be approved by our General Meeting of Shareholders, including:
•the sale or transfer of substantially all our business or assets;
•the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (“commanditaire vennootschap”) or general partnership (“vennootschap onder firma”); and
•the acquisition or disposal by us of a participating interest in a company’s share capital, the value of which amounts to at least one third of the value of our assets.
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

Dutch statutory squeeze-out proceedings
If a person or a company or two or more group companies within the meaning of Article 2:24b of the Dutch Civil Code acting in concert hold 95% or more of a Dutch public limited liability company’s issued share capital by par value for their own account, the laws of the Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating statutory squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.
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
Compliance procedures
We have various procedures and programs in place designed to ensure compliance with relevant laws and regulations, including anti-insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures, anti-trust procedures and protection of personal data procedures. Our compliance programs are maintained and supervised by the Chief Compliance Officer, and they include annual training in key compliance areas and annual certifications. The procedures are subject to regular audits by, or on behalf of, the internal audit function.
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

Material contracts
We have entered into several credit facilities and other financing arrangements to fund our acquisition of our aircraft. See Note 13—Debt to our Consolidated Financial Statements included in this annual report for more information regarding our credit facilities and financing arrangements.
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
Irish tax considerations
The following is a general summary of certain Irish tax consequences applicable to both Irish tax resident and non-Irish residents as a result of the holding and disposal of ordinary shares (or other securities where the payments made on the securities are within the scope of DWT (as defined below)) where and while we are considered a resident of Ireland for the purposes of Irish tax. This summary is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners as of the date of this annual report. Legislative, administrative or judicial changes may modify the tax consequences described below. The discussion below is included for general information purposes only.
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
An exemption from DWT is available on dividend payments made to certain non-Irish tax resident shareholders (“Exempt Non-Resident Shareholders”). Exempt Non-Resident Shareholders must be resident in a country with which Ireland has a double tax treaty (a “Relevant Territory”), which includes the United States and member states of the EU, other than Ireland. Exempt Non-Resident Shareholders include:
•individual shareholders (that are not corporate shareholders) who are not tax resident in Ireland and who are resident for the purposes of tax in a Relevant Territory;
•corporate shareholders resident for the purposes of tax in a Relevant Territory and which are not controlled (directly or indirectly) by Irish tax residents;
•corporate shareholders that are not resident in Ireland for the purposes of tax, which are under the direct or indirect control of persons who are resident for the purposes of tax in a Relevant Territory and are not under the ultimate control of persons not resident in a Relevant Territory; or
•corporate shareholders, that are not resident for tax purposes in Ireland, the principal class of shares of which (or of its 75% parent or where wholly owned by two or more companies, each such company) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance (which includes the New York Stock Exchange), and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding “U.S. resident shareholders”), the Exempt Non-Resident Shareholder has provided a relevant DWT declaration, as prescribed by the Irish Revenue Commissioners, to his or her broker before the record date for the dividend, and the relevant information is further transmitted to the Company (in the case of shares held through the Depository Trust Company (“DTC”)) or to our transfer agent (in the case of shares held outside of the DTC).
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
Dividends paid in respect of shares (and payments on other securities subject to DWT) in an Irish resident company that are owned by residents of the United States and held outside of the DTC should not be subject to DWT provided that the shareholder has completed the relevant DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled.
If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners, subject to certain time limits.

Distributions to a qualifying intermediary
A distribution made by the Company to a “qualifying intermediary” (for example a bank or stockbroking firm) approved by the Irish Revenue Commissioners is exempt from DWT if the ultimate beneficial owner is an Exempt Non-Resident Shareholder. In such instances, the qualifying intermediary is required to identify the person who is beneficially entitled to the distribution and to ensure that the prescribed declarations are in place in advance of the dividend payment, or in the case of U.S. residents which hold our shares (or other relevant securities) through the DTC, that the address of the beneficial owner of the shares (or other securities) is in the United States. The Company must apply DWT to a distribution unless it has been notified by the qualifying intermediary that the distribution to be received by the qualifying intermediary is for the benefit of an Exempt Non-Resident Shareholder.
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
The Irish Revenue Commissioners held a public consultation in late 2019 regarding the administration of DWT. The aim of this consultation was to move DWT administration to real-time reporting and to introduce variable rates of DWT for Irish tax resident individuals by reference to their specific circumstances. However, on May 19, 2020, the Irish Revenue Commissioners announced the decision to postpone the DWT real-time reporting changes which had been originally planned for January 2021. The Irish Revenue Commissioners have not provided a specific date for the launch of the DWT real-time reporting system, and have announced that future plans will be the subject of further consultation with stakeholders.

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
Cash dividends and other distributions
A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld) as dividend income to the extent of AerCap’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the PFIC rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction generally available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of a non-corporate U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States; or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the NYSE. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.
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
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2020. We cannot yet make a determination as to whether we will be classified as a PFIC for 2021 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.
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
Information reporting and backup withholding
Information reporting to the Internal Revenue Service (“IRS”) generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than certain corporations and other exempt recipients. A 24% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
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

All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register of the Dutch Trade Register. Our net income attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2019 and our total AerCap Holdings N.V. shareholders’ equity as of December 31, 2019 as set forth in our annual statutory accounts were $1,134.5 million and $8,788.1 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.
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
The following discussion should be read in conjunction with Note 10—Derivative financial instruments and Note 13—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The principal amount of our outstanding floating rate debt was approximately $8.4 billion, or approximately 29% of the total principal amount of our outstanding indebtedness as of December 31, 2020. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $15 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2020. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2021	2022	2023	2024	2025	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$3,305.7	$2,784.1	$1,900.4	$1,185.0	$247.0	$75.0	$3.3
Weighted average strike rate	1.9%	1.8%	1.9%	1.0%	1.1%	1.5%

	2021	2022	2023	2024	2025	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$3,406.0	$2,453.1	$694.3	$—	$—	$—	$(167.3)
Weighted average pay rate	2.6%	2.8%	3.0%	—	—	—
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

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, has evaluated, as of December 31, 2020, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Attestation report of the registered public accounting firm
PricewaterhouseCoopers, the independent registered public accounting firm that audited our 2020 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2020 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2020 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(U.S. Dollars in thousands)
Audit fees	$5,931	$5,530
Tax fees	542	523
All other fees	3	3
Total	$6,476	$6,056
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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2020:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced programs	Maximum dollar value of ordinary shares that may yet be purchased under the programs (U.S. Dollars in millions) (a)
January 2020	305,012	$58.30	305,012	$357.5
February 2020	1,162,557	58.11	1,162,557	290.0
March 2020	662,940	48.22	662,940	258.0	(b)
Total	2,130,509	$55.06	2,130,509	$—

(a)For further details on our share repurchase programs, please refer to Note 16—Equity.
(b)Share repurchase programs expired on June 30, 2020.
Item 16F.    Change in Registrant’s Certifying Accountant
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
Among these differences, shareholder approval is required by the NYSE prior to the issuance of ordinary shares:
•to a director, officer or substantial security holder of the Company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of ordinary shares or the voting power outstanding before the issuance, with certain exceptions;
•that will have voting power or number equal to or in excess of 20% of either the voting power or the number of shares, respectively, outstanding before the issuance, with certain exceptions; or
•that will result in a change of control of the issuer.
Under Dutch rules, shareholders can delegate authority to issue ordinary shares to the Board of Directors at the AGM. In the past, our shareholders have delegated authority to issue ordinary shares to our Board at our AGM.
In some situations, NYSE rules are more stringent, and in others the Dutch rules are. Other significant differences include:
•NYSE rules require shareholder approval for changes to equity compensation plans, but under Dutch rules, shareholder approval is only required for changes to equity compensation plans for members of the Board of Directors;
•under Dutch corporate governance rules, the audit and remuneration committees may not be chaired by the Chairman of the Board;
•under Dutch rules, auditors must be appointed by the general meeting of shareholders, but NYSE rules require only that they be appointed by the audit committee;
•both NYSE and Dutch rules require that a majority of the Board of Directors be independent, but the definition of independence under each set of rules is not identical. For example, Dutch rules require a longer “look-back” period for former directors; and
•Dutch rules permit deviation from the rules if the deviations are explained in accordance with the rules, but NYSE rules do not allow such deviations.
Item 16H.    Mine Safety Disclosure
Not applicable.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Please refer to pages F-1 through F-60 of this annual report.
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

2.10
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

2.12
Ninth Supplemental Indenture, dated as of May 23, 2016, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on May 23, 2016 and incorporated herein by reference)

2.13
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

2.14
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

2.15
Twelfth Supplemental Indenture, dated as of July 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 21, 2017 and incorporated herein by reference)

2.16
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

2.17
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

2.18
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

2.19
Sixteenth Supplemental Indenture, dated as of June 12, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 12, 2018 and incorporated herein by reference)

2.20
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

2.21
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

2.22
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

2.23
Twentieth Supplemental Indenture, dated as of April 3, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on April 4, 2019 and incorporated herein by reference)

2.24
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

Exhibit Number	Description of Exhibit
2.25
Twenty-Second Supplemental Indenture, dated as of June 8, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 8, 2020 and incorporated herein by reference)

2.26
Twenty-Third Supplemental Indenture, dated as of July 2, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 2, 2020 and incorporated herein by reference)

2.27
Twenty-Fourth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.28
Twenty-Fifth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.29
Twenty-Sixth Supplemental Indenture, dated as of January 13, 2021, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 13, 2021 and incorporated herein by reference)

2.30
Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Registration Statement No. 333-234028 and incorporated herein by reference)

2.31
First Supplemental Indenture, dated as of October 10, 2019, to the Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 10, 2019 and incorporated herein by reference)

2.32
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)

2.33
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.34
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.35
Seventh Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)

2.36
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.37
Officers’ Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.38
Officers’ Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.39
Officers’ Certificate, dated as of March 11, 2013, establishing the terms of the 3.875% senior notes due 2018 and the 4.625% senior notes due 2021 (filed as an exhibit to the ILFC Form 8-K filed on March 11, 2013 and incorporated herein by reference)

2.40
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

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
(1) Consolidated Balance Sheets as of December 31, 2020 and 2019
(2) Consolidated Income Statements for the Years Ended December 31, 2020, 2019 and 2018
(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2020, 2019 and 2018
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018
(5) Consolidated Statements of Equity for the Years Ended December 31, 2020, 2019 and 2018
(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2020, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: March 2, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AerCap Holdings N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements and consolidated statements of comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Identification of impairment events and resulting impairment calculations
As described in note 5 and note 22 to the consolidated financial statements, the Company’s consolidated flight equipment held for operating leases amounted to $35.2 billion as of December 31, 2020, and the impairment charge recorded on flight equipment held for operating leases amounts to $986.6 million for the year ended December 31, 2020. Management performs event-driven impairment assessments of its flight equipment held for operating leases each quarter. These quarterly impairment assessments are primarily triggered by potential sale transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for aircraft types. On an annual basis, management also performs an impairment assessment on all aircraft to identify potential impairment events by reference to estimated future cash flows at asset group level. Management applies significant judgment in assessing whether an impairment is necessary, and in estimating significant assumptions, including the future lease rates, residual values and discount rates applied when performing quantitative impairment tests.
The principal considerations for our determination that performing procedures relating to the identification of impairment events and resulting impairment calculations is a critical audit matter are management’s exercise of significant judgment regarding the identification of potential impairment events and the establishment of significant assumptions of future lease rates, residual values and the discount rate applied. This in turn led to a high degree of auditor subjectivity, judgment and effort in evaluating management’s judgments in relation to the significant assumptions and the audit evidence obtained. The audit effort involved the use of professionals with specialized skill and knowledge. to assist in evaluating the significant assumption over the discount rate.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification of impairment events and resulting impairment calculations including controls over the identification of impairment events on a quarterly basis and the reasonableness of significant assumptions used to estimate future cash flows such as future lease rates, residual values and the discount rate. These procedures also included, among others, testing managements process for the identification of aircraft meeting the quarterly impairment triggers; evaluating the appropriateness of management’s impairment assessment model; testing the completeness and accuracy of the underlying data used in the model; evaluating the reasonableness of the significant assumptions used by management relating to future lease rates, residual values and the discount rate and evaluating the reasonableness of the resulting cash flow projections. Evaluating management’s assumptions relating to future lease rates involved evaluating whether the assumptions used by management were reasonable considering (i) comparing future lease rate assumptions to existing lease rates, and (ii) testing the assumptions were consistent with the evidence obtained in other areas of the audit. Evaluating management’s assumptions relating to residual values involved evaluating whether the assumptions used by management were reasonable considering (i) the expected sales price and (ii) comparing the residual values to residual values observed in the industry. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discount rate, by reference to the cost of capital of the Company and comparable businesses.

Measurement of operating lease revenue on a cash receipts basis
As described in note 3 to the consolidated financial statements, the Company concluded that collection of basic lease rent payments was not probable from a number of lessees, resulting in a reduction of basic lease rents of approximately $310.6 million. Management periodically evaluates the collectability of operating lease contracts to determine the appropriate revenue recognition and measurement model to apply to each lessee. Accrual-based revenue recognition ceases on an operating lease contract when the collection of the rental payments is no longer probable and thereafter rental revenues are recognized using a cash receipts basis (“Cash Accounting”). In the period the collection of lease payments is concluded as no longer probable, any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, is recognized as a current period adjustment to lease revenue. Subsequently, revenues are recognized based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable. Management applies significant judgment in assessing at each reporting date whether operating rental payments are probable of collection by reference to the credit status of each lessee, including lessees in bankruptcy type arrangements, the extent of overdue balances, and other relevant factors.
The principal considerations for our determination that performing procedures relating to the measurement of operating lease revenue on a cash receipts basis is a critical audit matter is the significant judgment exercised by management in determining whether operating rentals from a lessee are probable of collection or if revenue should be recognized on a cash receipts basis. This in turn led to a high degree of auditor subjectivity, judgment and effort in evaluating management’s judgments and the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the measurement of operating lease revenue on a cash receipts basis. These procedures also included, among others, evaluating the reasonableness of management’s judgments relating to the collectability of operating lease contracts; testing the completeness and accuracy of the underlying data used by management in making their assessment and testing the completeness and accuracy of the cash accounting recorded by management. Evaluating the judgments relating to the collectability of operating lease contracts involved evaluating whether the assumptions used were reasonable considering (1) examining the quantum of overdue balances, (2) testing the level of security deposit amounts held, (3) agreeing lessees in bankruptcy or similar type restructuring arrangements, (4) reading third party information on lessees, and (5) consistency with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers
Dublin, Ireland
March 2, 2021

We have served as the Company’s auditor since 2018.

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2020 and 2019

		As of December 31,
	Note	2020	2019
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,248,772	$1,121,396
Restricted cash	4	246,518	178,951
Trade receivables		170,675	47,935
Flight equipment held for operating leases, net	5	35,156,450	35,870,781
Investment in finance and sales-type leases, net	6	878,451	1,011,549
Flight equipment held for sale		—	336,592
Prepayments on flight equipment	27	2,111,659	2,954,478
Maintenance rights and lease premium, net	7	649,914	809,615
Other intangibles, net	7	224,634	307,394
Deferred income tax assets	14	131,532	95,077
Other assets	8, 9	1,229,434	1,015,476
Total Assets		$42,048,039	$43,749,244
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	11	$1,109,325	$1,032,623
Accrued maintenance liability	12	1,750,395	2,190,159
Lessee deposit liability		600,321	747,790
Debt	13	28,742,081	29,486,131
Deferred income tax liabilities	14	913,431	910,336
Commitments and contingencies	27
Total Liabilities		33,115,553	34,367,039
Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of December 31, 2020 and 2019; 138,847,345 and 141,847,345 ordinary shares issued and 130,398,538 and 131,583,489 ordinary shares outstanding (including 2,552,346 and 2,354,318 shares of unvested restricted stock) as of December 31, 2020 and 2019, respectively	16, 24	1,721	1,754
Additional paid-in capital		2,078,125	2,209,462
Treasury shares, at cost (8,448,807 and 10,263,856 ordinary shares as of December 31, 2020 and 2019, respectively)		(459,994)	(537,341)
Accumulated other comprehensive loss		(155,085)	(93,587)
Accumulated retained earnings		7,399,703	7,734,609
Total AerCap Holdings N.V. shareholders’ equity		8,864,470	9,314,897
Non-controlling interest		68,016	67,308
Total Equity		8,932,486	9,382,205
Total Liabilities and Equity		$42,048,039	$43,749,244

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$163,596	$78,187
Flight equipment held for operating leases and held for sale		4,339,176	2,091,022
Other assets		97,417	64,908

Accrued maintenance liability		$115,079	$42,603
Debt		2,454,187	1,395,022
Other liabilities		109,606	81,335

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2020, 2019 and 2018

		Year Ended December 31,
	Note	2020	2019	2018
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	18, 21	$3,761,611	$4,281,260	$4,145,552
Maintenance rents and other receipts		559,395	401,006	391,541
Total lease revenue		4,321,006	4,682,266	4,537,093
Net gain on sale of assets		89,618	188,835	201,323
Other income	20	83,005	66,239	61,564
Total Revenues and other income		4,493,629	4,937,340	4,799,980
Expenses
Depreciation and amortization	5, 7	1,645,373	1,676,121	1,679,074
Asset impairment	22	1,086,983	70,149	44,186
Interest expense		1,248,225	1,295,020	1,174,074
Loss on debt extinguishment	13	118,460	—	—
Leasing expenses		323,535	287,950	446,487
Selling, general and administrative expenses	17, 19	242,161	267,458	305,226
Total Expenses		4,664,737	3,596,698	3,649,047
Loss on investment at fair value	9	(143,510)	—	—
(Loss) income before income taxes and income of investments accounted for under the equity method		(314,618)	1,340,642	1,150,933
Income tax benefit (expense)	14	17,231	(167,714)	(144,079)
Equity in net earnings of investments accounted for under the equity method		2,464	(6,151)	10,643
Net (loss) income		$(294,923)	$1,166,777	$1,017,497
Net income attributable to non- controlling interest		(3,643)	(21,083)	(1,865)
Net (loss) income attributable to AerCap Holdings N.V.		$(298,566)	$1,145,694	$1,015,632

Basic (loss) earnings per share	24	$(2.34)	$8.51	$7.00
Diluted (loss) earnings per share	24	$(2.34)	$8.43	$6.83

Weighted average shares outstanding—basic		127,743,828	134,570,169	145,162,220
Weighted average shares outstanding—diluted		127,743,828	135,898,139	148,706,266

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2020, 2019 and 2018

	Year Ended December 31,
	2020	2019	2018
	(U.S. Dollars in thousands)
Net (loss) income	$(294,923)	$1,166,777	$1,017,497
Other comprehensive loss:
Net loss on derivatives (Note 10), net of tax of $8,402, $12,845 and $2,080, respectively	(58,814)	(89,918)	(14,559)
Actuarial loss on pension obligations, net of tax of $348, $265 and $215, respectively	(2,684)	(1,845)	(1,539)
Total other comprehensive loss	(61,498)	(91,763)	(16,098)

Comprehensive (loss) income	(356,421)	1,075,014	1,001,399
Comprehensive income attributable to non-controlling interest	(3,643)	(21,083)	(1,865)
Total comprehensive (loss) income attributable to AerCap Holdings N.V.	$(360,064)	$1,053,931	$999,534

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018

	Year Ended December 31,
	2020	2019	2018
	(U.S. Dollars in thousands)
Net (loss) income	$(294,923)	$1,166,777	$1,017,497
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,645,373	1,676,121	1,679,074
Asset impairment	1,086,983	70,149	44,186
Amortization of debt issuance costs, debt discount, debt premium and lease premium	64,970	79,645	76,499
Amortization of fair value adjustments on debt	(47,279)	(79,098)	(142,596)
Maintenance rights write-off (a)	133,015	244,748	287,119
Maintenance liability release to income	(344,210)	(207,849)	(228,081)
Net gain on sale of assets	(89,618)	(188,835)	(201,323)
Deferred income taxes	(20,882)	162,498	147,588
Share-based compensation	69,187	69,410	95,176
Collections of finance and sales-type leases	68,128	98,365	—
Loss on investment at fair value	143,510	—	—
Loss on debt extinguishment	118,460	—	—
Other	252,350	96,117	60,452
Changes in operating assets and liabilities:
Trade receivables	(128,188)	(8,751)	19,839
Other assets	(400,316)	(73,646)	9,800
Accounts payable, accrued expenses and other liabilities	(126,177)	31	(24,858)
Net cash provided by operating activities	2,130,383	3,105,682	2,840,372
Purchase of flight equipment	(778,547)	(3,359,092)	(4,036,194)
Proceeds from sale or disposal of assets	471,437	1,773,766	1,822,601
Prepayments on flight equipment	(405,178)	(1,369,400)	(1,912,215)
Collections of finance and sales-type leases	—	—	94,703
Other	—	(17)	(21,505)
Net cash used in investing activities	(712,288)	(2,954,743)	(4,052,610)
Issuance of debt	10,946,333	6,539,310	5,589,825
Repayment of debt	(11,560,015)	(6,504,830)	(4,360,520)
Debt issuance and extinguishment costs paid, net of debt premium received	(253,806)	(36,592)	(57,831)
Maintenance payments received	345,699	736,423	743,256
Maintenance payments returned	(412,492)	(352,032)	(459,326)
Security deposits received	137,130	232,219	208,259
Security deposits returned	(297,469)	(233,222)	(220,452)
Dividend paid to non-controlling interest holders and others	(2,935)	(6,341)	(8,403)
Repurchase of shares and tax withholdings on share-based compensation	(127,777)	(639,941)	(834,398)
Net cash (used in) provided by financing activities	(1,225,332)	(265,006)	600,410
Net increase (decrease) in cash, cash equivalents and restricted cash	192,763	(114,067)	(611,828)
Effect of exchange rate changes	2,180	(621)	2,738
Cash, cash equivalents and restricted cash at beginning of period	1,300,347	1,415,035	2,024,125
Cash, cash equivalents and restricted cash at end of period	$1,495,290	$1,300,347	$1,415,035

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2020, 2019 and 2018

	Year Ended December 31,
	2020	2019	2018
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,196,467	$1,270,532	$1,228,788
Income taxes (refunded) paid, net	(3,862)	2,352	679

(a)Maintenance rights write-off consisted of the following:

End of lease ("EOL") and Maintenance Reserved ("MR") contract maintenance rights expense	$45,655	$76,611	$157,792
MR contract maintenance rights write-off due to maintenance liability release	35,897	19,848	29,656
EOL contract maintenance rights write-off due to cash receipt	51,463	148,289	99,671
Maintenance rights write-off	$133,015	$244,748	$287,119

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2020, 2019 and 2018
Non-Cash Investing and Financing Activities
Year ended December 31, 2020:
Flight equipment held for operating leases in the amount of $46.6 million, net, was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $83.5 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $95.0 million was settled with buyers upon sale or disposal of assets.
In May 2020, other assets and accounts payable, accrued expenses and other liabilities each increased by $185.7 million due to the Norwegian Air Shuttle ASA (“NAS”) recapitalization. Please refer to Note 9—Investments for further details.
Year ended December 31, 2019:
Flight equipment held for operating leases in the amount of $143.4 million, net, was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $1.6 billion was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $249.2 million was settled with buyers upon sale or disposal of assets.
Year ended December 31, 2018:
Flight equipment held for operating leases in the amount of $76.9 million was reclassified to investment in finance and sales-type leases, net.
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

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2020, 2019 and 2018

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2017	167,847,345	$2,058	$3,714,563	$(731,442)	$14,274	$5,580,257	$8,579,710	$59,104	$8,638,814
Dividends paid	—	—	—	—	—	—	—	(8,403)	(8,403)
Repurchase of shares	—	—	—	(726,640)	—	—	(726,640)	—	(726,640)
Share cancellation	(16,000,000)	(192)	(800,544)	800,736	—	—	—	—	—
Share-based compensation	—	—	95,176	—	—	—	95,176	—	95,176
Ordinary shares issued, net of tax withholdings	—	—	(296,778)	181,261	—	(5,456)	(120,973)	—	(120,973)
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	1,241	1,241	—	1,241
Total comprehensive income (loss)	—	—	—	—	(16,098)	1,015,632	999,534	1,865	1,001,399
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048	$52,566	$8,880,614
Dividends paid	—	—	—	—	—	—	—	(6,341)	(6,341)
Repurchase of shares	—	—	—	(607,343)	—	—	(607,343)	—	(607,343)
Share cancellation	(10,000,000)	(112)	(503,005)	503,117	—	—	—	—	—
Share-based compensation	—	—	69,410	—	—	—	69,410	—	69,410
Ordinary shares issued, net of tax withholdings	—	—	(69,360)	42,970	—	(2,759)	(29,149)	—	(29,149)
Total comprehensive income (loss)	—	—	—	—	(91,763)	1,145,694	1,053,931	21,083	1,075,014
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
Dividends paid	—	—	—	—	—	—	—	(2,935)	(2,935)
Repurchase of shares	—	—	—	(117,302)	—	—	(117,302)	—	(117,302)
Share cancellation	(3,000,000)	(33)	(149,203)	149,236	—	—	—	—	—
Share-based compensation	—	—	69,187	—	—	—	69,187	—	69,187
Ordinary shares issued, net of tax withholdings	—	—	(51,321)	45,413	—	(10,562)	(16,470)	—	(16,470)
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	(25,778)	(25,778)	—	(25,778)
Total comprehensive income (loss)	—	—	—	—	(61,498)	(298,566)	(360,064)	3,643	(356,421)
Balance as of December 31, 2020	138,847,345	$1,721	$2,078,125	$(459,994)	$(155,085)	$7,399,703	$8,864,470	$68,016	$8,932,486

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aircraft leasing with 1,330 aircraft owned, managed or on order, and total assets of $42 billion as of December 31, 2020. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S (“Airbus”) in Toulouse.
The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Our Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance and sales-type leases, investments, trade receivables and notes receivable, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
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
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual aircraft, including the lease-related assets and liabilities of that aircraft, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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
We perform event-driven impairment assessments of our aircraft held for operating leases each quarter. These quarterly impairment assessments are primarily triggered by potential sale transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for aircraft types. On an annual basis, we also perform an assessment of all aircraft held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant assumptions including the future lease rates, the residual value and the discount rate when performing quantitative impairment tests.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Investment in finance and sales-type leases, net
If a lease meets specific criteria under U.S. GAAP, we recognize the lease in investment in finance and sales-type leases, net (“Finance Leases”) in our Consolidated Balance Sheets and de-recognize the aircraft from flight equipment held for operating leases. For sales-type leases, we recognize the difference between the aircraft carrying value and the amount recognized in investment in finance and sales-type leases, net in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income and net of the allowance for credit losses. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated end of lease payments expected at the expiration of the lease. The unearned income is recognized as lease revenue over the lease term, using the interest method to produce a constant yield over the life of the lease.
Definite-lived intangible assets
We recognize intangible assets acquired in a business combination at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated based on the period over which we expect to derive economic benefits from such assets.
Maintenance rights and lease premium, net
Maintenance rights assets are recognized when we acquire aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with EOL payment provisions, or our right to receive the aircraft in better maintenance condition due to our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve provisions, or through a lessor contribution to the lessee.
For leases with EOL maintenance provisions, upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL maintenance rights asset, and we recognize leasing expenses when the EOL maintenance rights asset exceeds the EOL cash received. For leases with maintenance reserve payment provisions, we recognize maintenance rights expense at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage.
Lease premium assets represent the value of an acquired lease where the contractual rental payments are above the market rate. We amortize the lease premium assets on a straight-line basis over the term of the lease as a reduction of lease revenue.
Other definite-lived intangible assets, net
Other definite-lived intangible assets primarily consist of customer relationships recorded at fair value on the International Lease Finance Corporation (“ILFC”) Transaction closing date. These intangible assets are amortized over the period during which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization. We evaluate definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Other assets
Other assets consist of debt issuance costs, lease incentives, investments, notes receivable, operating lease right-of-use (“ROU”) assets, derivative assets, other tangible fixed assets, straight-line rents, prepaid expenses and other receivables.
Lease incentives
We capitalize amounts paid or value provided to lessees as lease incentives. We amortize lease incentives on a straight-line basis over the term of the related lease as a reduction of lease revenue.
Investments
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are accounted for using the equity method of accounting. Under the equity method of accounting, we recognize our share of earnings and losses based on our ownership percentage of such investments in equity in net earnings (losses) of investments accounted for under the equity method in our Consolidated Income Statements. The carrying amount of the equity method investment is included in other assets on our Consolidated Balance Sheets. Please refer to Note 9—Investments for further details.
Investments for which the equity method would otherwise be required, we may elect to account for our investment at fair value with all changes in fair value recognized in our Consolidated Income Statements. We elected to account for our investment in NAS at fair value. Please refer to Note 9—Investments for further details. We initially measured our investment in NAS based on the quoted market price of the NAS shares on the date of acquisition, with an equal and offsetting amount recognized as deferred revenue included in other liabilities on our Consolidated Balance Sheets. Subsequent changes in the NAS investment fair value are recognized in our Consolidated Income Statements, while the deferred revenue amount is accounted for in accordance with our lease revenue recognition policies.
Notes receivable
Notes receivable arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties and as well as amounts advanced in the normal course of operations.
Derivative financial instruments
We use derivative financial instruments to manage our exposure to interest rate risks. We recognize derivatives in our Consolidated Balance Sheets at fair value.
When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income (loss) (“AOCI”), and the ineffective portion is recognized immediately in interest expense. Amounts reflected in AOCI related to the effective portion are reclassified into interest expense in the same period or periods during which the hedged transaction affects interest expense.
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
Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives and our NAS investment on a recurring basis and measure the fair value of flight equipment, goodwill and definite-lived intangible assets on a non-recurring basis. See Note 28—Fair value measurements.
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
Accrued maintenance liability
We use the expense as incurred model for planned major maintenance. Under this method, the estimated maintenance costs are expensed in the period incurred. In many instances, there is a short-term timing difference between when we incur the expense and the actual payment of this liability to the third-party maintenance provider. When these timing differences occur, we recognize an expense and accrue the corresponding liability in the Accrued maintenance liability line item on our Consolidated Balance Sheets.
When we lease a used aircraft, the maintenance condition of the aircraft generally will be less than 100% as a result of maintenance life usage by the prior lessee. For the next lessee of the used aircraft, we generally agree to reimburse the cost of the maintenance usage from the prior lessee, if and when the next lessee performs a qualifying maintenance event. These additional payments to our lessees related to prior lessee maintenance usage are generally referred to as “top-up” or lessor contribution payments and are expensed in the period incurred. These payments are in addition to our reimbursements of supplemental maintenance rents received from the current lessee during the lease period based on utilization.
In cases of a lessor contribution, where an aircraft is subject to lease, we consider the maintenance event to be incurred when the maintenance event is completed by the lessee and we confirm that the maintenance event qualifies for reimbursement under the lease provisions. In cases where the aircraft is not subject to lease and we are directing the maintenance activity, we consider the maintenance to be incurred over the period the maintenance activity is performed.
For all lease contracts acquired as part of the purchase by AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, of 100% of ILFC’s common stock from AIG on May 14, 2014 (“ILFC Transaction”), we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion amounts are recorded as increases to interest expense in our Consolidated Income Statements.

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
Revenue recognition
We lease flight equipment principally under operating leases and recognize basic lease rents income on a straight-line basis over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The amount of the difference between basic lease rents recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities.
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
We periodically evaluate the collectability of our operating lease contracts to determine the appropriate revenue recognition and measurement model to apply to each lessee. Accrual-based revenue recognition ceases on an operating lease contract when the collection of the rental payments is no longer probable and thereafter rental revenues are recognized using a cash receipts basis (“Cash Accounting”). In the period when collection of lease payments is no longer probable, any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, is recognized as a current period adjustment to lease revenue. Subsequently, revenues are recognized based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable. We apply significant judgment in assessing at each reporting date whether operating rental payments are probable of collection by reference to the credit status of the each lessee, including lessees in bankruptcy-type arrangements, the extent of overdue balances and other relevant factors. During the year ended December 31, 2020, we recognized a decrease in basic lease rents of $310.6 million due to the application of Cash Accounting.
Revenue from investment in finance and sales-type leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in basic lease rents.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

In most lease contracts not requiring the payment of supplemental maintenance rents, and to the extent that the aircraft is redelivered in a different condition than at acceptance, we generally receive EOL cash compensation for the difference at redelivery. Upon lease termination, we recognize receipt of EOL cash compensation as lease revenue to the extent those receipts exceed the EOL maintenance rights asset, and we recognize leasing expenses when the EOL maintenance rights asset exceeds the EOL cash received.
The accrued maintenance liability existing at lease termination is recognized as lease revenue net of the MR contract maintenance rights asset. When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights asset balance and is included in net gain on sale of assets.
Other income consists of interest revenue, management fee revenue, lease termination fees, insurance proceeds, and income related to other miscellaneous activities. Interest revenue from secured loans, notes receivable and other interest-bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Management fee revenue is recognized as income as it accrues over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.
Net gain on sales of aircraft
We sell aircraft in the normal course of our operations to manage our fleet and to realize the residual value of the aircraft at the end of their economic lives. These sales may include aircraft on lease to airlines as well as aircraft that are not on lease. In some cases, the terms and conditions of aircraft sale transactions may include continuing equity or debt investments in the aircraft, post-sale performance guarantees of aircraft cash flows or servicing arrangements. The presence of any of these terms and conditions requires us to determine whether control of the underlying aircraft has been transferred to the buyer, and whether we no longer have significant ownership risk in the aircraft, both of which are required for a sale and resulting gain or loss to be recognized.
Allowance for credit losses
We are exposed to credit losses on our investment in finance and sales-type leases, net and notes receivable related to the rescheduled operating lease payment amounts or the sale of aircraft, which are included as notes receivable in other assets. Our investment in finance and sales-type leases, net and notes receivable credit exposure reflects the risk that our customers fail to meet their payment obligations and the risk that the aircraft value in a finance and sales-type lease is less than the unguaranteed residual value.
We estimate the expected risk of loss over the remaining life using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions of similarly risk-rated counterparties over the contractual term. The net exposure is estimated based on the exposure, net of the estimated aircraft value in the instance of an investment in finance and sales-type leases, net, and other cash collateral, including security deposits and maintenance-related deposits, over the contractual term.
Current expected credit loss provisions are classified as leasing expenses in our Consolidated Income Statements, with a corresponding allowance for credit loss amount reported as a reduction in the carrying amount of the related investment in finance and sales-type leases, net and notes receivable balance sheet amount. A write-off is when all or part of the investment in finance and sales-type leases, net or notes receivable asset is deemed uncollectable. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses. Please refer to Note 23—Allowance for credit losses for further details.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Foreign currency
Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time of the transaction. Receivables or payables denominated in foreign currencies are remeasured into U.S. dollars at the exchange rate prevailing at the balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements. Foreign currency exchange gains or losses on our investment at fair value are recorded in loss on investment at fair value in our Consolidated Income Statements.
Variable interest entities
We consolidate VIEs in which we have determined that we are the PB. We use judgment when determining (i) whether an entity is a variable interest entity (“VIE”); (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the PB. When determining which party is the PB, we perform an analysis which considers (i) the design of the VIE; (ii) the capital structure of the VIE; (iii) the contractual relationships between the variable interest holders; (iv) the nature of the VIE’s operations; and (v) the purposes and interests of all parties involved, including related parties. While we consider these factors, our conclusion about whether to consolidate ultimately depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE. We continually re-evaluate whether we are the PB for VIEs in which we hold a variable interest.
Earnings per share
Basic Earnings (Loss) Per Share (“EPS”) is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the purposes of calculating diluted EPS, the denominator includes both the weighted average number of ordinary shares outstanding during the period and the weighted average number of potentially dilutive ordinary shares, such as restricted stock units, restricted stock and stock options. In a period where a net loss is recognized, the denominator of the dilutive EPS calculation does not include potentially dilutive ordinary shares.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.
Recent accounting standards adopted during the year ended December 31, 2020:
Allowance for credit losses
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (“ASC 326”). ASC 326 replaced the incurred loss methodology with an expected loss methodology referred to as the current expected credit loss (“CECL”) methodology. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for most financial assets measured at amortized cost and certain other instruments, including loan and other receivables and investment in finance and sales-type leases, net. Our investment in finance and sales-type leases, net and notes receivable are the primary financial assets within the scope of ASC 326. Our trade receivables related to aircraft operating leases are not within the scope of ASC 326.
On January 1, 2020, we adopted ASC 326 under a modified retrospective approach. The cumulative effect of measuring the allowance for credit losses under the CECL methodology, as a result of adopting ASC 326 on January 1, 2020, was an increase to the allowance for credit losses of $30.3 million and a decrease to retained earnings of $25.8 million, net of tax. Results for reporting periods after January 1, 2020 are presented under ASC 326, while prior period amounts continue to be reported in accordance with the previously applicable U.S. GAAP methodology.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Accounting for lease concessions related to the effects of the Covid-19 pandemic
In April 2020, the FASB issued an interpretive guidance Staff Q&A Accounting for lease concessions related to the effects of the Covid-19 pandemic (the “Q&A”). The Q&A is applicable to companies whose leases are affected by the economic disruptions caused by the Covid-19 pandemic. The Q&A provides that a company may elect to account for lease concessions as though those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. As a result, an entity is not required to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance in ASC 842, Leases, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than the total payments required by the original contract.
Effective beginning in the period ended March 31, 2020, we have elected to account for lease concessions related to the effects of the Covid-19 pandemic consistently with how those concessions would be accounted for under ASC 842 as though enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the contract). This election is available for concessions related to the effects of the Covid-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee.
Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplified the subsequent measurement of goodwill by eliminating the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The standard also clarified the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. We adopted ASU 2017-04 on January 1, 2020 and it did not have an impact on our Consolidated Financial Statements.
We recognized goodwill in connection with our acquisition of ILFC. Goodwill is not amortized, but is tested at least annually, as of December 31 of each year, for impairment. During the year ended December 31, 2020, we recognized impairment charges related to goodwill. Please refer to Note 22—Asset Impairment for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Future application of accounting standards:
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates.
Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in ASU 2020-04 are effective from March 12, 2020 through December 31, 2022 and can be adopted prospectively for any interim period that includes or is subsequent to March 12, 2020. We have not adopted ASC 848 for this annual period and are currently evaluating the impact that adopting the standard may have on our financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $246.5 million and $179.0 million as of December 31, 2020 and 2019, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, Brazilian Development Bank (“BNDES”) and other debt. See Note 13—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Cash and cash equivalents	$1,248,772	$1,121,396
Restricted cash	246,518	178,951
Total cash, cash equivalents and restricted cash	$1,495,290	$1,300,347

5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Net book value at beginning of period	$35,870,781	$35,052,335
Additions	2,108,539	4,621,821
Depreciation	(1,620,185)	(1,650,450)
Disposals and transfers to held for sale	(169,503)	(1,940,133)
Transfers to investment in finance and sales-type leases, net/other assets	(46,623)	(143,409)
Impairment (Note 22)	(986,559)	(69,383)
Net book value at end of period	$35,156,450	$35,870,781

Accumulated depreciation and impairment as of December 31, 2020 and 2019, respectively	$(9,825,647)	$(7,526,636)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
6. Investment in finance and sales-type leases, net
Components of investment in finance and sales-type leases, net as of December 31, 2020 and 2019 were as follows:

	As of December 31,
	2020	2019
Future minimum lease payments to be received	$608,950	$715,085
Estimated residual values of leased flight equipment	589,872	577,353
Less: Unearned income	(260,708)	(280,889)
Allowance for credit losses (Note 23)	(59,663)	—
	$878,451	$1,011,549
As of December 31, 2020, the cash flows receivable, including the estimated residual value at lease termination, from finance and sales-type leases were as follows:

Cash flows receivable
2021	$145,512
2022	207,102
2023	140,188
2024	113,698
2025	141,267
Thereafter	451,055
Undiscounted cash flows receivable	$1,198,822
Less: Unearned income	(260,708)
Allowance for credit losses	(59,663)
$878,451
During the year ended December 31, 2019, we recognized impairment charges of $22.0 million related to our finance and sales-type leases where we do not expect to recover the finance lease balances. Impairment charges on our finance and sales-type leases are included in leasing expenses in the Consolidated Income Statement.
During the year ended December 31, 2020 and 2019, we recognized interest income from investment in finance and sales-type leases, net of $54.1 million and $60.0 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Maintenance rights	$642,825	$794,798
Lease premium, net	7,089	14,817
	$649,914	$809,615
Movements in maintenance rights during the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Maintenance rights at beginning of period	$794,798	$1,088,246
EOL and MR contract maintenance rights expense	(45,655)	(76,611)
MR contract maintenance rights write-off due to maintenance liability release	(35,897)	(19,848)
EOL contract maintenance rights write-off due to cash receipt	(51,463)	(148,289)
EOL and MR contract maintenance rights write-off due to sale of aircraft and impairment	(18,958)	(48,700)
Maintenance rights at end of period	$642,825	$794,798

Other intangibles
Other intangibles consisted of the following as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Goodwill (Note 22)	$—	$58,094
Customer relationships, net	219,589	240,765
Contractual vendor intangible assets	5,045	8,535
	$224,634	$307,394

The following tables present details of customer relationships and related accumulated amortization as of December 31, 2020 and 2019:

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(140,411)	$219,589

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(119,235)	$240,765
During the years ended December 31, 2020, 2019 and 2018, we recorded annual amortization expense for customer relationships of $21.2 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Other assets
Other assets consisted of the following as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Notes receivable, net of allowance for credit losses (a) (b)	$529,172	$87,745
Lease incentives	177,028	239,607
Investments (Note 9)	138,065	123,279
Straight-line rents, prepaid expenses and other	125,541	98,443
Operating lease ROU assets (Note 15)	40,603	43,668
Other tangible fixed assets	22,512	26,018
Debt issuance costs	20,722	26,393
Derivative assets (Note 10)	3,303	11,664
Other receivables	172,488	358,659
	$1,229,434	$1,015,476

(a)Notes receivable as of December 31, 2020 and 2019 included $490 million and $49 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of December 31, 2020 and 2019 also included $39 million related to aircraft sale transactions.
(b)As of December 31, 2020, we had a $7 million allowance for credit losses on notes receivable. As of December 31, 2019, we did not have an allowance for credit losses on notes receivables. Please refer to Note 23—Allowance for credit losses for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Investments
Investment, at fair value
We participated in the NAS recapitalization completed on May 20, 2020, which included providing certain concessions related to our operating leases with NAS in exchange for NAS ordinary shares and perpetual bonds that are convertible into NAS ordinary shares on a one-for-one basis (the “NAS Investment”).
We have elected to account for our NAS Investment using the fair value option, whereby the changes in fair value are recognized as a gain or loss in our Consolidated Income Statement.
In November and December 2020, we converted all of our perpetual bonds into NAS ordinary shares and sold approximately 83% of our total NAS ordinary shares. As of December 31, 2020, we held NAS ordinary shares representing approximately 3% of the share capital of NAS with a fair value of $12.1 million based on the quoted market price. We recognized a loss on investment of $143.5 million in our Consolidated Income Statements for the year ended December 31, 2020. In January 2021, we sold all of our remaining NAS ordinary shares.
Other investments
Investments accounted for under the equity method of accounting consisted of the following as of December 31, 2020 and 2019:

	% Ownership as of December 31, 2020	As of December 31,
		2020	2019
AerDragon	16.7	72,861	68,673
AerLift	39.3	31,681	35,188
ACSAL	19.4	18,112	16,118
		$122,654	$119,979
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $42.1 million and $39.4 million as of December 31, 2020 and 2019, respectively.
We also have an investment in Peregrine Aviation Company and its subsidiaries (“Peregrine”) of $3.3 million as of December 31, 2020 and 2019, which is accounted for in accordance with the cost method of accounting. Please refer to Note 25—Variable interest entities for further details.

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
As of December 31, 2020, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2020 and 2019, we had cash collateral of $0.1 million and $0.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2020 or 2019.
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
The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2020 and 2019:

	As of December 31,
	2020		2019
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$3,022,000	$2,790	$2,442,000	$3,727
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$488,616	$1,578
Interest rate caps	475,000	513	400,000	6,359
Total derivative assets		$3,303		$11,664

(a)The notional amount is excluded for caps and swaps which are not yet effective.

	As of December 31,
	2020		2019
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as accounting cash flow hedges:
Interest rate swaps	$400,000	$14,933	$—	$—
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$3,331,000	$152,370	$3,776,000	$97,066
Total derivative liabilities		$167,303		$97,066

(a)The notional amount is excluded for swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

10. Derivative financial instruments (Continued)
We recorded the following in other comprehensive loss related to derivative financial instruments for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$(62,967)	$(102,725)	$(16,639)
Interest rate caps	(5,846)	(38)	—
Derivative premium and amortization	1,597	—	—
Income tax effect	8,402	12,845	2,080
Net loss on derivatives, net of tax	$(58,814)	$(89,918)	$(14,559)
We expect to reclassify approximately $66 million from AOCI as an increase in interest expense in our Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Consolidated Income Statements for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020	2019	2018
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$(14,369)	$(29,714)	$5,158
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	(53,539)	3,381	6,874
Gain (loss) recognized in interest expense	$(67,908)	$(26,333)	$12,032

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Deferred revenue	$399,820	$389,958
Accrued interest	270,576	255,369
Accounts payable and accrued expenses	222,203	239,086
Derivative liabilities (Note 10)	167,303	97,066
Operating lease liabilities (Note 15)	49,423	51,144
	$1,109,325	$1,032,623

12. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Accrued maintenance liability at beginning of period	$2,190,159	$2,237,494
Maintenance payments received	345,699	736,423
Maintenance payments returned	(412,492)	(352,032)
Release to income upon sale	(95,042)	(249,187)
Release to income other than upon sale	(344,210)	(207,849)
Lessor contribution, top ups and other	66,281	25,310
Accrued maintenance liability at end of period	$1,750,395	$2,190,159

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt
As of December 31, 2020, the principal amount of our outstanding indebtedness totaled $28.9 billion, which excluded fair value adjustments of $19.7 million and debt issuance costs, debt discounts and debt premium of $192.8 million, and our undrawn lines of credit and other available secured debt were $5.6 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2020, we remained in compliance with the financial covenants across our various debt agreements.
The following table provides a summary of our indebtedness as of December 31, 2020 and 2019:

	As of December 31,
	2020						2019
Debt obligation	Collateral (number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$1,198,888	$—	$1,198,888	6.36%	2021-2022	$2,900,000
AerCap Trust (c) & AICDC (d) Notes		12,797,126	—	12,797,126	4.27%	2021-2028	12,500,000
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	—
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2024	—
Other unsecured debt		1,759,000	—	1,759,000	1.92%	2021-2023	2,024,000
Fair value adjustment				21,716			99,093
TOTAL UNSECURED		$20,705,014	$4,950,000	$15,776,730			$17,523,093
Secured
Export credit facilities	25	1,299,325	275,413	1,023,912	2.01%	2023-2032	565,312
Institutional secured term loans & secured portfolio loans	183	7,052,633	63,000	6,989,633	2.64%	2022-2032	7,303,496
AerFunding Revolving Credit Facility	53	2,075,000	119	2,074,881	2.90%	2025	875,145
Other secured debt (b)	24	1,106,045	327,772	778,273	3.17%	2021-2038	1,062,756
Fair value adjustment				(1,827)			(2,835)
TOTAL SECURED		$11,533,003	$666,304	$10,864,872			$9,803,874
Subordinated
Subordinated notes		2,250,000	—	2,250,000	4.88%	2045-2079	2,250,000
Subordinated debt issued by joint ventures		43,521	—	43,521	—	2021-2023	47,521
Fair value adjustment				(219)			(222)
TOTAL SUBORDINATED		$2,293,521	$—	$2,293,302			$2,297,299
Debt issuance costs, debt discounts and debt premium				(192,823)			(138,135)
	285	$34,531,538	$5,616,304	$28,742,081			$29,486,131

(a)The weighted average interest rate for our floating rate debt is calculated based on the applicable U.S. dollar LIBOR rate as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)In addition to the 24 aircraft, 60 engines are pledged as collateral.
(c)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”)
(d)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)
As of December 31, 2020, all debt was issued or guaranteed by AerCap with the exception of the AerFunding Revolving Credit Facility, and the Glide Funding term loan facility.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2020 were as follows:

Maturities of debt financing (a)
2021	$2,373,410
2022	4,802,146
2023	5,143,315
2024	4,265,320
2025	5,857,331
Thereafter	6,473,712
$28,915,234

(a)For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Contractual obligations”.

During the years ended December 31, 2020, 2019 and 2018, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $57.2 million, $69.5 million and $64.2 million, respectively.
ILFC Legacy Notes
The following table provides a summary of the outstanding senior unsecured notes issued by ILFC prior to the ILFC Transaction (the “ILFC Legacy Notes”) as of December 31, 2020:

Maturities of ILFC Legacy Notes
2021	$164,614
2022	1,034,274
$1,198,888
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)
In July 2020, AerCap Trust commenced offers to purchase for cash, for its own account as successor to ILFC, or for its own account and on behalf of AICDC, as applicable, any and all of certain series of outstanding ILFC Legacy Notes and AerCap Trust & AICDC Notes (the “July Tender Offer”). Pursuant to the July Tender Offer, AerCap Trust repurchased and retired (i) $742.1 million aggregate principal amount of 8.25% Senior Notes due 2020, (ii) $365.7 million aggregate principal amount of 8.625% Senior Notes due 2022 and (iii) $334.5 million aggregate principal amount of 4.625% Senior Notes due 2021 for aggregate total consideration of approximately $1.5 billion. In each case, such notes were originally issued by ILFC and assumed by AerCap Trust.
AerCap Trust & AICDC Notes

From time to time, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2020:

Maturities of AGAT/AICDC Notes
2021	$1,131,426
2022	1,365,700
2023	2,450,000
2024	2,550,000
2025	2,650,000
Thereafter	2,650,000
$12,797,126
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 2.875% to 6.5%.
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. and by AerCap Ireland Limited (“AerCap Ireland”), AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC. Except as described below, the AGAT/AICDC Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICDC Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date.
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
In June 2020, AerCap Trust and AICDC completed the redemption of all $500.0 million outstanding aggregate principal amount of their 4.250% Senior Notes due 2020.
In June 2020, AerCap Trust and AICDC co-issued $1.25 billion aggregate principal amount of 6.5% Senior Notes due 2025 (the “June Notes Offering”). In July 2020, AerCap Trust and AICDC co-issued $1.25 billion aggregate principal amount of 4.5% Senior Notes due 2023 (the “July Notes Offering”). The proceeds from the June Notes Offering and the July Notes Offering were used for general corporate purposes.
In August 2020, AerCap Trust and AICDC completed the redemption of all $999.0 million outstanding aggregate principal amount of their 4.625% Senior Notes due 2020.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)
In September 2020, AerCap Trust commenced offers to purchase for cash, for its own account and on behalf of AICDC, certain series of AerCap Trust & AICDC Notes (the “October Tender Offer”). Pursuant to the October Tender Offer, AerCap Trust repurchased and retired (i) $556.0 million aggregate principal amount of 4.5% Senior Notes due 2021, (ii) $513.7 million aggregate principal amount of 5.0% Senior Notes due 2021 and (iii) $398.9 million aggregate principal amount of 4.45% Senior Notes due 2021 for an aggregate total consideration of approximately $1.5 billion.
In September 2020, AerCap Trust and AICDC co-issued $900.0 million aggregate principal amount of 3.15% Senior Notes due 2024 and $600.0 million aggregate principal amount of 4.625% Senior Notes due 2027 (the “September Notes Offering”). The proceeds from the September Notes Offering were used to fund the October Tender Offer.
In November 2020, AerCap Trust commenced offers to purchase for cash, for its own account and on behalf of AICDC, certain series of AerCap Trust & AICDC Notes (the “December Tender Offer”). Pursuant to the December Tender Offer, AerCap Trust repurchased and retired (i) $484.4 million aggregate principal amount of 3.95% Senior Notes due 2022 and (ii) $232.8 million aggregate principal amount of 3.5% Senior Notes due 2022 for an aggregate total consideration of approximately $749.3 million.
In January 2021, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 1.75% Senior Notes due 2026 (“January Notes Offering”). The proceeds from the January Notes Offering will be used for general corporate purposes.
During the year ended December 31, 2020, we recognized loss on debt extinguishment of $118.5 million, primarily related to the premium paid on the repurchase of debt pursuant to the July, October and December Tender Offers.
Revolving credit facilities
In March 2018, AerCap entered into a $950.0 million unsecured revolving and term loan agreement (the “Asia Revolver”) with a maturity of March 2022.
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver”) which was subsequently upsized and amended. In October 2019, AICDC amended the Citi Revolver, increased the size to $4.0 billion (with an option for AerCap to increase the size by an additional $0.5 billion) and extended the maturity to February 2024.
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
13. Debt (Continued)
Institutional secured term loans and secured portfolio loans
The following table provides details regarding the terms of our outstanding institutional secured term loans and secured portfolio loans:

	Collateral (Number of aircraft) (a)	Amount outstanding	Weighted average interest rate	Maturity
Institutional secured term loans
Hyperion	58	$1,050,000	2.00%	2023
Secured portfolio loans
Celtago & Celtago II	25	984,076	2.78%	2022 - 2025
Cesium	15	791,480	2.80%	2025
Goldfish	13	671,060	1.65%	2025
Scandium	10	627,555	3.16%	2025
Rhodium	11	551,209	2.98%	2026
Other secured facilities	51	2,314,253	2.88%	2022 - 2032
	183	$6,989,633

(a)These loans are secured by a combination of aircraft and the equity interests in the borrower and certain special purpose entity (“SPE”) subsidiaries of the borrower that own the aircraft.

Institutional secured term loans
The Hyperion institutional term loan was originally entered into in 2014. The obligations of the borrowers of the loan are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.
The Hyperion loan contains customary covenants and events of default for financings of this type, including covenants that limit the ability of the subsidiary borrowers and their subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrowers and their subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)
AerFunding Revolving Credit Facility
AerFunding 1 Limited (“AerFunding”) is an SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility that in December 2020 was amended to extend its revolving period, to June 2022, following which there is a 32-month term out period. The final maturity date of the AerFunding Revolving Credit Facility is February 2025.
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
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2020:

	As of December 31, 2020
	Amount outstanding	Weighted average interest rate	Maturity
ECAPS Subordinated Notes (a)	$1,000,000	3.33%	2065
2045 Subordinated Notes	500,000	6.50%	2045
2079 Subordinated Notes	750,000	5.88%	2079
	$2,250,000

(a)Enhanced Capital Advantaged Preferred Securities (“ECAPS”)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)
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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500.0 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.5% and, beginning in June 2025, will bear interest at a rate of three-month LIBOR plus 4.3%.
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
13. Debt (Continued)
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
The 2079 Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuer’s and the guarantors’ future equally ranking junior subordinated obligations, if any, and are subordinate and junior in right of payment to all of the issuer’s and the guarantors’ present and future creditors (i) who are unsubordinated creditors, (ii) who are subordinated only to the claims of unsubordinated creditors, or (iii) who are subordinated creditors except those whose claims rank equally with or junior to the 2079 Junior Subordinated Notes. As of December 31, 2020, the 2079 Junior Subordinated Notes rank senior only to the issuer’s and the guarantors’ common and preferred stock.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Income taxes
Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally Ireland, the United States, and the Netherlands.
The following table presents our income tax (benefit) expense by tax jurisdiction for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Deferred tax expense (benefit)
Ireland	$(31,387)	$154,134	$140,621
United States	6,180	11,327	6,510
The Netherlands	572	7,316	4,136
Other	(1,279)	7,658	8,881
	(25,914)	180,435	160,148
Deferred tax (benefit) expense related to a (decrease) increase in changes in valuation allowance of deferred tax assets
Ireland	1,882	2,358	368
United States	12,085	(18,425)	(2,838)
The Netherlands	(11,746)	87	(2,302)
Other	2,811	(1,957)	(7,788)
	5,032	(17,937)	(12,560)
Current tax (benefit) expense
Ireland	—	—	(27)
United States	3,016	789	(3,691)
The Netherlands	(314)	261	(307)
Other	949	4,166	516
	3,651	5,216	(3,509)
Income tax (benefit) expense	$(17,231)	$167,714	$144,079
The following table provides a reconciliation of the income tax (benefit) expense at statutory income tax rate to income tax (benefit) expense for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020		2019		2018
Income tax (benefit) expense at statutory income tax rate of 12.5%	$(39,327)		$167,580		$143,866

Permanent differences	22,486	(a)	(949)	(b)	1,016	(c)
Foreign rate differential	(390)		1,083		(803)
	22,096		134		213
Income tax (benefit) expense	$(17,231)		$167,714		$144,079

(a)The 2020 permanent differences included non-deductible goodwill impairment, non-deductible interest, non-deductible share-based compensation in Ireland, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(b)The 2019 permanent differences included non-deductible interest, non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(c)The 2018 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Income taxes (Continued)
The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31, 2020
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$(160,739)	12.5%	—	$—
United States	101,339	21.0%	8.5%	8,614
The Netherlands	(45,954)	25.0%	12.5%	(5,744)
Other	(29,378)	23.6%	11.1%	(3,260)
Taxable loss	$(134,732)			$(390)
Permanent differences (c)	(179,886)
Loss from continuing operations before income tax	$(314,618)

	Year Ended December 31, 2019
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,324,100	12.5%	—	$—
United States	(30,041)	21.0%	8.5%	(2,553)
The Netherlands	30,656	25.0%	12.5%	3,832
Other	8,331	10.1%	(2.4%)	(196)
Taxable income	$1,333,046			$1,083
Permanent differences (d)	7,596
Income from continuing operations before income tax	$1,340,642

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Income taxes (Continued)

	Year Ended December 31, 2018
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,163,574	12.5%	—	$—
United States	(85)	22.0%	9.5%	(8)
The Netherlands	6,108	25.0%	12.5%	764
Other	(10,977)	26.7%	14.2%	(1,559)
Taxable income	$1,158,620			$(803)
Permanent differences (e)	(7,687)
Income from continuing operations before income tax	$1,150,933

(a)The local statutory income tax expense for our significant tax jurisdictions (Ireland, the United States and the Netherlands) does not differ from the actual income tax expense.
(b)The tax variance as a result of global activities is primarily caused by our operations in countries with a higher or lower statutory tax rate than the statutory tax rate in Ireland.
(c)The 2020 permanent differences included non-deductible goodwill impairment, non-deductible interest, non-deductible share-based compensation in Ireland, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(d)The 2019 permanent differences included non-deductible interest, non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(e)The 2018 permanent differences included non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
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
The following tables provide details regarding the principal components of our deferred income tax liabilities and assets by jurisdiction as of December 31, 2020 and 2019:

	As of December 31, 2020
	Ireland	United States	The Netherlands	Other	Total
Depreciation/Impairment	$(2,154,075)	$(14,014)	$12,510	$(1,440)	$(2,157,019)
Intangibles	(3,560)	(3,986)	—	—	(7,546)
Accrued maintenance liability	(1,985)	410	—	—	(1,575)
Obligations under capital leases and debt obligations	(3,343)	—	—	—	(3,343)
Investments	—	(7,836)	—	—	(7,836)
Deferred losses on sale of assets	—	20,534	—	—	20,534
Valuation allowance	(7,536)	(50,805)	(4,278)	(16,774)	(79,393)
Losses and credits forward	1,410,570	67,697	12,359	16,052	1,506,678
Other	(52,443)	1,002	356	(1,314)	(52,399)
Net deferred income tax (liabilities) assets	$(812,372)	$13,002	$20,947	$(3,476)	$(781,899)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Income taxes (Continued)

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
The net deferred income tax liabilities as of December 31, 2020 of $781.9 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $131.5 million and as deferred income tax liabilities of $913.4 million.
The net deferred income tax liabilities as of December 31, 2019 of $815.3 million were recognized in our Consolidated Balance Sheet as deferred income tax assets of $95.1 million and as deferred income tax liabilities of $910.3 million.
The following table presents the movements in the valuation allowance for deferred income tax assets during the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Valuation allowance at beginning of period	$74,361	$92,298
Decrease of allowance to income tax provision	5,032	(17,937)
Valuation allowance at end of period	$79,393	$74,361
As of December 31, 2020 and 2019, we had $30.7 million and $30.1 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2020, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our primary tax jurisdictions are Ireland, the United States and the Netherlands. Our tax returns are open for examination in Ireland from 2016 forward, in the United States from 2014 forward and in the Netherlands from 2015 forward.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Income taxes (Continued)
Ireland
Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant loss carry forwards as of December 31, 2020, which give rise to deferred income tax assets. The availability of these loss carry forwards does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish tax assets and have not recognized a valuation allowance against such assets, with the exception of $7.5 million, as of December 31, 2020.
United States
Our U.S. subsidiaries are assessable to federal and state U.S. taxes. During 2020, we had one significant group of U.S. companies that file a consolidated return. The blended federal and state tax rate applicable to our combined U.S. group was 21.0% for the year ended December 31, 2020. Our U.S. federal net operating losses generated for tax years beginning before December 31, 2017 expire between 2026 and 2037. Any U.S. federal net operating losses generated in tax years beginning after December 31, 2017 will have an unlimited carry forward period.
The Netherlands
The majority of our Dutch subsidiaries form one fiscal unity and are included in one consolidated tax filing. Deferred income tax is calculated using the Dutch corporate income tax rate, which is 25%. In respect of the year ended December 31, 2020, tax losses in the Netherlands can generally be carried back one year and carried forward six years before expiry.

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
As of December 31, 2020 and 2019, operating lease ROU assets net of lease incentives included in other assets were $40.6 million and $43.7 million, respectively, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $49.4 million and $51.1 million, respectively. As of December 31, 2020 and 2019, finance lease liabilities included in debt were $110.7 and $136.2 million, respectively.
As of December 31, 2020 and 2019, supplemental balance sheet information related to leases was as follows:

	December 31, 2020		December 31, 2019
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease term (years)	8.3	15.5	9.0	16.3
Weighted average discount rate	6.6%	6.5%	6.4%	6.5%
As of December 31, 2020, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2021	$9,709	$9,659
2022	9,055	9,659
2023	9,125	9,659
2024	6,792	9,659
2025	5,715	9,659
Thereafter	24,320	148,330
Total lease payments	$64,716	$196,625
Less imputed interest	(15,293)	(85,924)
Present value of lease liabilities	$49,423	$110,701

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Equity
The following table presents our share repurchase programs for the years ended December 31, 2020 and 2019:

Program approval date	Program end date	Authorized amount	Program completion date
February 2019	September 30, 2019	$200,000	July 22, 2019
June 2019	December 31, 2019	200,000	December 5, 2019
November 2019	June 30, 2020	200,000	Expired
January 2020	June 30, 2020	250,000	Expired
During the year ended December 31, 2020, we repurchased an aggregate of 2,130,509 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $55.06 per ordinary share.
During the year ended December 31, 2020, our Board of Directors cancelled 3,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Share-based compensation
Under our equity incentive plans, we grant restricted stock units and restricted stock, and previously granted stock options, to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
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
The Equity Incentive Plan 2014 and Equity Incentive Plan 2012 are collectively referred to herein as “AerCap Equity Plans.”
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three years and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Some of our officers and employees receive annual equity awards as part of their compensation package. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes, if applicable. Ordinary shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such ordinary shares to settle tax obligations, shall again be available under the AerCap Equity Plans.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Share-based compensation (Continued)
The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2020:

	Year Ended December 31, 2020
	Number of time-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of time-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	1,504,194	2,486,136	$51.78	$51.53
Granted (a)	1,178,749	355,033	34.26	34.38
Vested (b)	(558,152)	(576,255)	45.06	50.54
Forfeited	(16,388)	(10,702)	46.74	37.88
Number at end of period	2,108,403	2,254,212	$43.81	$49.11

(a)Includes 990,802 shares of restricted stock granted under the AerCap Equity Plans, of which 669,362 shares of restricted stock were issued, with the remaining 321,440 ordinary shares being withheld and applied to pay the taxes involved. As part of the 321,440 ordinary shares withheld to pay for taxes, 155,015 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $5.2 million on the grant dates associated with these ordinary shares.
(b)323,963 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 214,722 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 655,429 shares of restricted stock (471,334 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 155,015 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.
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
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2021	$50.5
2022	30.6
2023	10.5
2024	3.2
2025	0.6

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%
China (a)	$835,317	19.3%	$874,145	18.7%	$639,316	14.1%
United States	502,976	11.6%	511,676	10.9%	528,687	11.6%
Other countries (b)	2,982,713	69.1%	3,296,445	70.4%	3,369,090	74.3%
Total	$4,321,006	100.0%	$4,682,266	100.0%	$4,537,093	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance and sales-type leases, net and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2020 and 2019:

	As of December 31,
	2020		2019
	Amount	%	Amount	%
China (a)	$7,472,852	20.4%	$7,965,456	21.0%
United States	4,257,232	11.6%	4,395,161	11.6%
Other countries (b)	24,911,580	68.0%	25,609,668	67.4%
Total	$36,641,664	100.0%	$37,970,285	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2020, 2019 and 2018, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Personnel expenses	$104,765	$122,453	$132,694
Share-based compensation	69,187	69,410	95,176
Professional services	24,480	24,287	24,264
Travel expenses	7,809	17,604	21,790
Office expenses	12,974	14,095	14,784
Other expenses	22,946	19,609	16,518
	$242,161	$267,458	$305,226

20. Other income
Other income consisted of the following for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Management fees	$9,701	$12,445	$14,539
Interest and other income	73,304	53,794	47,025
	$83,005	$66,239	$61,564

21. Lease revenue
Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft and engines as of December 31, 2020 were as follows:

Contracted minimum future lease payments receivable
2021	$3,773,352
2022	3,551,721
2023	3,363,258
2024	3,070,849
2025	2,743,947
Thereafter	9,441,322
$25,944,449

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Asset impairment
Asset impairment consisted of the following for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Flight equipment held for operating leases (Note 5)	$986,559	$69,383	$39,318
Goodwill (Note 7)	58,094	—	—
Flight equipment held for sale	5,483	766	4,868
Maintenance rights and other	36,847	—	—
	$1,086,983	$70,149	$44,186
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
The Covid-19 pandemic and responsive government actions have had a significant impact on both domestic and international travel. While both domestic and international air travel have increased since the low points experienced earlier this year, in general domestic travel has been faster to recover, and the timeframe for the recovery of domestic travel is generally expected to be more rapid than for international travel. During the year ended December 31, 2020, the Covid-19 pandemic led governments in many countries to impose new restrictions on international travel or to delay the relaxation of existing restrictions. As a result, the expected recovery time for international air traffic has become longer. In addition, we have observed an increased number of airlines shifting away from current technology widebody aircraft in favor of new technology widebody aircraft such as the Boeing 787 and Airbus A350. We expect these factors to impact the future lease rates and long-term values of our Boeing 777 and Airbus A330 aircraft.
During the year ended December 31, 2020, we recognized impairment charges related to the impairment of our flight equipment held for operating lease, primarily Airbus A330 and Boeing 777 aircraft. In addition, we recognized impairment charges related to sales transactions and lease terminations, which were fully or partially offset by maintenance revenue recognized when we retained maintenance related balances or received EOL compensation. We also assessed goodwill for impairment and recognized impairment charges related to goodwill. Please refer to Note 28—Fair Value Measurements for the method of determining the fair value of our flight equipment held for operating leases.
During the years ended December 31, 2019 and 2018, we recognized impairment charges related to sales transactions and lease terminations, which were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.

23. Allowance for credit losses
Movements in the allowance for credit losses during year ended December 31, 2020 were as follows:

Year Ended December 31, 2020
Allowance for credit losses at beginning of period	$—
Cumulative effect due to adoption of new accounting standard	30,264
Current period provision for expected credit losses	50,215
Write-offs charged against the allowance	(13,326)
Allowance for credit losses at end of period	$67,153
During the year ended December 31, 2020, we increased our credit provision, classified in leasing expenses, by $50.2 million primarily to reflect the increased credit risk due to the Covid-19 pandemic.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Earnings per share
Basic EPS is calculated by dividing net (loss) income by the weighted average number of our ordinary shares outstanding, which excludes 2,552,346, 2,354,318 and 2,429,442 shares of unvested restricted stock as of December 31, 2020, 2019 and 2018, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. However, due to the reported loss for the year ended December 31, 2020, basic EPS is not adjusted by the effect of dilutive securities. The number of ordinary shares under our equity compensation plans which could dilute EPS in the future was 2,630,066 for the year ended December 31, 2020. The number of shares excluded from diluted shares outstanding was 163,067 and 90,929 for the years ended December 31, 2019 and 2018, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31,
	2020	2019	2018
Net (loss) income for the computation of basic EPS	$(298,566)	$1,145,694	$1,015,632
Weighted average ordinary shares outstanding—basic	127,743,828	134,570,169	145,162,220
Basic EPS	$(2.34)	$8.51	$7.00

	Year Ended December 31,
	2020	2019	2018
Net (loss) income for the computation of diluted EPS	$(298,566)	$1,145,694	$1,015,632
Weighted average ordinary shares outstanding—diluted	127,743,828	135,898,139	148,706,266
Diluted EPS	$(2.34)	$8.43	$6.83
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2020, 2019 and 2018 were as follows:

	As of December 31,
	2020	2019	2018
	Number of ordinary shares
Ordinary shares issued	138,847,345	141,847,345	151,847,345
Treasury shares	(8,448,807)	(10,263,856)	(9,172,681)
Ordinary shares outstanding	130,398,538	131,583,489	142,674,664
Shares of unvested restricted stock	(2,552,346)	(2,354,318)	(2,429,442)
Ordinary shares outstanding, excluding shares of unvested restricted stock	127,846,192	129,229,171	140,245,222

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the year ended December 31, 2020, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2020 and 2019, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 13—Debt.
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
AerCap Partners I Holding Limited (“AerCap Partners I”), AerCap Partners 767 Limited (“AerCap Partners 767”) and AerFunding are entities where we have determined we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I, AerCap Partners 767 and AerFunding for a fee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. Variable interest entities (Continued)
AerCap Partners I and AerCap Partners 767
AerCap Partners I and AerCap Partners 767 are 50%-50% joint ventures owned by us and Deucalion Aviation Funds.
As of December 31, 2020, AerCap Partners I had $54.4 million of subordinated debt outstanding, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.
As of December 31, 2020, AerCap Partners 767 had $32.6 million of subordinated debt outstanding, consisting of $16.3 million due to us and $16.3 million due to our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of December 31, 2020, AerFunding had $2,074.9 million outstanding under a secured revolving credit facility and $1,328.0 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Carrying value of debt and equity investments	$125,955	$123,279
Debt guarantees	—	68,901
Maximum exposure to loss	$125,955	$192,180
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.
As of December 31, 2019 we guaranteed debt of $68.9 million for AerLift Leasing Limited (“AerLift”). In November 2020, this debt obligation was repaid in full.
AerDragon Aviation Partners Limited and its subsidiaries (“AerDragon”), AerLift, Acsal Holdco, LLC (“ACSAL”) and Peregrine are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting. We account for our equity investment in Peregrine under the cost method of accounting. Please refer to Note 9 —Investments for further details.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Related party transactions
The following table presents amounts received from related parties for management fees and dividends for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020		2019		2018
	Management fees	Dividends	Management fees	Dividends	Management fees	Dividends
AerDragon	$543	$—	$675	$1,667	$497	$1,667
ACSAL	480	267	480	1,088	480	1,119
AerLift	590	—	1,360	393	1,677	394
	$1,613	$267	$2,515	$3,148	$2,654	$3,180
Norwegian Air Shuttle ASA
During the year ended December 31, 2020, we leased aircraft to, and had ordinary share and debt investments in NAS. Please refer to Note 9 —Investments for details of our ordinary share and debt investments. As of December 31, 2020, we no longer have a seat on the NAS board and have reduced our shareholding significantly through sales; therefore, NAS is no longer considered a related party. During the year ended December 31, 2020, we sold three of our forward order aircraft to Arctic Aviation Assets DAC, which is a wholly owned subsidiary of NAS. No gain or loss was recognized on these sales.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Commitments and contingencies
Aircraft on order
As of December 31, 2020, we had commitments to purchase 286 new aircraft for delivery through 2027. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2020, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $1.8 billion.
A portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the aircraft manufacturers. Movements in prepayments on flight equipment during the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Prepayments on flight equipment at beginning of period	$2,954,478	$3,024,520
Prepayments made during the period, net	270,032	1,329,110
Interest paid and capitalized during the period	49,144	97,327
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,161,995)	(1,496,479)
Prepayments on flight equipment at end of period	$2,111,659	$2,954,478
The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter	Total
Purchase obligations (a) (b)	$1,511,360	$2,519,296	$3,099,701	$2,962,120	$2,525,185	$1,508,043	$14,125,705

(a)As of December 31, 2020, we had commitments to purchase 284 aircraft and two purchase and leaseback transactions. The timing of our purchase obligations is based on current estimates. Due to the current Covid-19 pandemic, we expect that the delivery of many of our aircraft on order will be delayed to future periods. We have incorporated expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.
(b)The delivery positions of our Boeing 737 MAX aircraft are based on our best estimates and incorporate the information currently available to us. Our estimates may be different from the actual delivery dates, and will depend on the speed at which Boeing is able to deliver our aircraft on order to us.

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
VASP litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On June 24, 2020, the STF reversed its earlier contrary rulings and granted our extraordinary appeal, ordering a new panel of the STJ to review the merits of our challenge against TJSP’s original order. VASP has appealed the STF’s latest order.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In 2006, we brought actions against VASP in English and Irish courts seeking damages arising from the 1992 lease defaults. These actions resulted in judgments by the English court in the aggregate amount of approximately $40 million plus interest and judgments by the Irish court in the aggregate amount of approximately $36.9 million, all in our favor. VASP had meanwhile in 2008 been adjudicated as insolvent by a Brazilian bankruptcy court, which commenced bankruptcy proceedings. We have caused the English and Irish judgment to be domesticated in Brazil and submitted them as claims in the bankruptcy proceeding. The bankruptcy court has allowed the claims in the amount of $40 million in respect of the English judgments and $24 million in respect of the Irish judgments. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Commitments and contingencies (Continued)
Transbrasil litigation
We are party to a group of related actions arising from the leasing of an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with two AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). General Electric Capital Aviation Services Limited (“GECAS”) was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the AerCap Lessors and the GE Lessors, individually, brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim.
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2020 and 2019, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of December 31, 2020, we held an investment at fair value of $12.1 million, based on quoted market price. The valuation of this investment was classified as Level 1.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 and 2019:

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$12,110	$12,110	$—	$—
Derivative assets	3,303	—	3,303	—

Liabilities
Derivative liabilities	$167,303	$—	$167,303	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$11,664	$—	$11,664	$—

Liabilities
Derivative liabilities	$97,066	$—	$97,066	$—

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
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the year ended December 31, 2020, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$1,771,724	Income approach	Discount rate	6%
			Non-contractual cash flows as a % of total cash flows	58%

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

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
As of December 31, 2020, we held an investment at fair value of $12.1 million, based on quoted market price. The valuation of this investment was classified as Level 1.
All of our financial instruments are measured at amortized cost, other than our derivatives and investment which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2020 and 2019 were as follows:

	December 31, 2020
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,248,772		$1,248,772	$1,248,772	$—	$—
Restricted cash	246,518		246,518	246,518	—	—
Investment, at fair value	12,110		12,110	12,110	—	—
Derivative assets	3,303		3,303	—	3,303	—
	$1,510,703		$1,510,703	$1,507,400	$3,303	$—
Liabilities
Debt	$28,934,904	(a)	$29,798,305	$—	$29,798,305	$—
Derivative liabilities	167,303		167,303	—	167,303	—
	$29,102,207		$29,965,608	$—	$29,965,608	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2019
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,121,396		$1,121,396	$1,121,396	$—	$—
Restricted cash	178,951		178,951	178,951	—	—
Derivative assets	11,664		11,664	—	11,664	—
	$1,312,011		$1,312,011	$1,300,347	$11,664	$—
Liabilities
Debt	$29,624,266	(a)	$30,219,588	$—	$30,219,588	$—
Derivative liabilities	97,066		97,066	—	97,066	—
	$29,721,332		$30,316,654	$—	$30,316,654	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Subsequent events
In January 2021, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 1.75% Senior Notes due 2026. The proceeds from the January Notes Offering will be used for general corporate purposes.
In January 2021, we sold all of our remaining NAS ordinary shares.

In February 2021, AerCap Trust and AICDC completed the redemption of all $544.0 million aggregate principal amount of their outstanding 4.5% Senior Notes due 2021.