Form 20-F
period 2021-12-31
AerCap Holdings N.V.
filed 2022-03-30
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Ordinary Shares, Euro 0.01 par value	245,395,448
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
This annual report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the severity, extent and duration of the Covid-19 pandemic, including the rate of recovery in air travel, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the availability of capital to us and to our customers and changes in interest rates;
•a downgrade in any of our credit ratings;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
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
•the negotiation of flight equipment management services contracts;
•our ability to successfully integrate GECAS or achieve the anticipated benefits of the GECAS Transaction;
•the potential impact of the consummation of the GECAS Transaction on our relationships, including with employees, suppliers, customers and competitors;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and
•the risks set forth in “Item 3. Key Information—Risk Factors” included in this annual report.
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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) completed the acquisition of the GE Capital Aviation Services (“GECAS”) business from General Electric (“GE”) on November 1, 2021 (the “Closing Date”). We refer to this acquisition as the “GECAS Transaction.” Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares.
RISK FACTORS

Summary Risk Factors
Risks related to the GECAS Transaction
•The GECAS Transaction may not be successful and we may not achieve its anticipated benefits. In particular, we may not successfully realize anticipated growth or cost-savings opportunities or successfully integrate our business and operations with those of the GECAS business.
•The GECAS Transaction may prove disruptive and could result in the combined business failing to meet our expectations.
•We have incurred a substantial amount of debt to complete the GECAS Transaction, which has significantly increased our indebtedness and debt service obligations, increasing risks relating to our substantial level of indebtedness.
•The GECAS Transaction could adversely impact our relationship with our customers and may result in the departure of key personnel.
•Investors who were holding our ordinary shares immediately prior to the completion of the GECAS Transaction, in the aggregate, have a significantly reduced ownership and voting interest in us due to the completion of the GECAS Transaction and exercise less influence over management.
•Sales by GE of our ordinary shares issued to GE in connection with the GECAS Transaction may negatively affect the market price of our ordinary shares.
Risks related to disease, natural disasters, terrorist attacks and other world events
•The Covid-19 pandemic may continue to have a material and adverse impact on the aviation industry and our business.
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
•We expect the Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries to adversely affect our business and financial condition, results and cash flows.
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

Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet
•Our business depends heavily on the level of demand for the flight equipment in our fleet, which may decline as a result of factors outside our control, thereby affecting the returns on our flight equipment investments.
•Our operations depend on flight equipment manufacturers, whose behavior may change in ways that adversely affect the lease rates and value of flight equipment in our fleet or our results of operations more broadly.
•If a decline in demand for certain flight equipment causes a decline in their projected lease rates, or if we dispose of flight equipment for a price that is less than their depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
Risks related to the financial strength of our lessees
•Our financial condition depends, in part, on the financial strength of our lessees, and factors outside of our control may adversely affect our lessees’ operations, their ability to meet their payment obligations to us or their demand for our flight equipment.
•Airline bankruptcy proceedings or reorganizations may limit our ability to collect lease rentals and other payments, depress flight equipment market values and adversely affect our ability to re-lease or sell flight equipment at favorable rates, if at all, particularly where such proceedings involve our lessees.
Risks related to our relationship with our lessees
•We have limited control over the operation of our flight equipment while they are under lease and we depend on our lessees to properly maintain and insure our flight equipment, which may expose us to additional and unexpected costs.
•If our lessees encounter financial difficulties and we restructure or terminate our leases, our ability to re-lease flight equipment on favorable lease terms, collect outstanding amounts due to us, and repossess flight equipment under defaulted leases may be limited and require us to incur additional costs and expenses.
Risks related to competition and the aviation industry
•We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry, or if existing competitors enter into new or different market segments.
•We rely on a small number of manufacturers for the supply of commercial flight equipment, and any disruption in these manufacturers’ operating abilities may cause us to experience delivery delays on our flight equipment orders. We may experience additional delivery delays and associated costs if flight equipment manufacturers deliver flight equipment that fail to meet our lessees’ expectations or the requirements of air travel regulators.
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
•Our assets are subject to various environmental regulations and concerns that may be supplemented by additional regulations and requirements or become more stringent, which may negatively affect our operations.

Risks related to our IT, structure and taxation
•We depend on our information technology systems and those of third-parties, and our business may suffer if they are damaged or interrupted, including by cyberattack.
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
Risks related to the GECAS Transaction
The GECAS Transaction may not be successful and we may not achieve its anticipated benefits. In particular, we may not successfully realize anticipated growth or cost-savings opportunities or successfully integrate our business and operations with those of the GECAS business.
Now that the GECAS Transaction has been completed, we have significantly more revenue, expenses, assets and employees than we did prior to the GECAS Transaction. In the GECAS Transaction, we have assumed all of the liabilities and other obligations of GECAS. Additionally, our management has expended, and will continue to expend, significant time and resources in connection with the GECAS Transaction, and we have incurred, and will continue to incur, significant legal, advisory and financial services fees related to the GECAS Transaction. We may not successfully or cost-effectively integrate GECAS’s business and operations into our business and operations. Even if we are able to integrate GECAS’s business and operations successfully, our future operations and cash flows will depend largely upon our ability to operate the combined company efficiently and this integration may not result in the realization of the full benefits of the growth opportunities, cost-savings or synergies that we currently expect from the GECAS Transaction within the anticipated time frame, or at all.
The GECAS Transaction may prove disruptive and could result in the combined business failing to meet our expectations.
The process of integrating our operations with GECAS may require a disproportionate amount of resources and management attention. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine AerCap and GECAS and operate the combined business, our management team will need to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention to difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.
We have incurred a substantial amount of debt to complete the GECAS Transaction, which has significantly increased our indebtedness and debt service obligations, increasing risks relating to our substantial level of indebtedness.
As of December 31, 2021, the principal amount of our outstanding indebtedness, which excluded debt issuance costs, debt discounts and debt premium of $344 million, was $50.5 billion. To finance the cash portion of the consideration for the GECAS Transaction, we have incurred $24 billion of additional long-term debt, including $1 billion of additional debt issued to GE as additional consideration for the GECAS Transaction. Our ability to make payments on our debt, fund our other liquidity needs, and make planned capital expenditures will depend on the combined company’s ability to generate cash in the future. We cannot guarantee that the combined company will generate sufficient cash or that we will have alternative measures available to us to meet our debt obligations. The substantial level of our indebtedness after giving effect to the GECAS Transaction may limit our ability to raise additional financing on favorable terms or at all in the future, limit our flexibility in planning for, or reacting to, changes in our business or industry or make us more vulnerable to downturns in our business, our industry or the economy in general, in ways that could negatively affect the price of our ordinary shares as well as our business and financial condition.
The GECAS Transaction could adversely impact our relationship with our customers and may result in the departure of key personnel.
The GECAS Transaction could cause disruptions to our business. For example, our customers may refrain from leasing or re-leasing our aircraft until they determine whether the GECAS Transaction will affect our business, including, but not limited to, the pricing of our leases, the availability of certain aircraft, and our customer support. Our customers may also choose to lease aircraft and purchase services from our competitors until they determine whether the GECAS Transaction will affect our business or our relationship with them. Uncertainty concerning potential changes to us and our business could also harm our ability to enter into agreements with new customers. In addition, key personnel may depart for a variety of reasons, including perceived uncertainty regarding the effect of the GECAS Transaction on their employment.

Investors who were holding our ordinary shares immediately prior to the completion of the GECAS Transaction, in the aggregate, have a significantly reduced ownership and voting interest in us due to the completion of the GECAS Transaction and exercise less influence over management.
Investors holding our ordinary shares immediately prior to the completion of the GECAS Transaction, in the aggregate, owned a significantly smaller percentage of the combined company immediately after the completion of the GECAS Transaction. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of our issued and outstanding ordinary shares, and our existing shareholders held approximately 54% of our issued and outstanding ordinary shares. The ordinary shares received by GE are subject to certain voting restrictions and standstill provisions. Furthermore, pursuant to the terms of the shareholders’ agreement, GE is entitled to nominate two directors for election to our Board of Directors. Consequently, existing shareholders, collectively, are able to exercise less influence over the management and policies of the combined company than they were able to exercise over the management and our policies immediately prior to the completion of the GECAS Transaction.
Sales by GE of our ordinary shares issued to GE in connection with the GECAS Transaction may negatively affect the market price of our ordinary shares.
The ordinary shares issued to GE pursuant to the GECAS Transaction are subject to a lock-up period that will expire in stages over a nine to 15 month period following the completion of the GECAS Transaction on November 1, 2021. Sales by GE of these ordinary shares, or the perception in the market that those sales could occur following the expiration of the lock-up period, may negatively affect the price of our ordinary shares.
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
We have agreed with many of our lessees to defer rent obligations and if the financial condition of our customers remains weak or weakens further, we may grant further accommodations.
If we determine that the collectability of lessee rental payments is no longer probable (including any deferral thereof), we are then required to recognize rental revenues using a cash accounting method rather than an accrual method. In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease revenue. Subsequently, we recognize revenues based on the lesser of the straight-line rental income and the lease payments collected from the lessee until such time that collection is probable, which could materially reduce our reported revenue. During the year ended December 31, 2021, we recognized rent payments from a number of our lessees using the cash method, which resulted in a decrease in basic lease rents of $296 million. If the financial condition of any additional lessees worsens, we may determine to recognize rent payments from these lessees using the cash method, which could, in future periods, further decrease basic lease rents.
Many national governments have provided financial assistance to airlines. In some cases, governments have imposed conditions on airline recipients of assistance, and governments may also impose conditions on any future assistance, such as requiring airlines to remove less environmentally friendly aircraft from their fleets or obtain concessions from their creditors, including aircraft lessors, which could adversely impact our business. Refer to “Item 3. Key Information—Risk Factors—Risks related to the financial strength of our lessees—Our financial condition is dependent, in part, on the financial strength of our lessees.”
In addition to a reduction in basic lease rents, the significant decline in air travel has resulted, and may continue to result, in lower utilization of our aircraft and engines, which is likely to reduce future supplemental maintenance rent and end-of-lease (“EOL”) compensation payable to us.

We are observing, as a result of the significant and sustained decline in international air passenger traffic and an expectation of a long recovery time for international air traffic, a shift by some airlines away from current technology widebody aircraft in favor of new technology widebody aircraft. If airlines continue to experience prolonged financial hardships or bankruptcies, or there are other adverse developments to the air travel industry arising from the pandemic, aircraft values may decline further, thereby increasing the likelihood that in future quarters we recognize additional impairment charges with respect to our aircraft. Refer to “Item 5. Critical accounting policies and estimates—Event-driven impairment and impairment calculation charges.” In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in their grounding our flight equipment, negotiating reductions in lease rentals or altogether rejecting their leases, all of which could depress asset market value and adversely affect our ability to timely re-lease or sell flight equipment at favorable rates, if at all. Refer to “Item 3. Key Information—Risk Factors—Risks related to the financial strength of our lessees—If our lessees encounter financial difficulties and we restructure or terminate our leases, including as a result of customer reorganizations or bankruptcies, we are likely to obtain less favorable lease terms.”
While we expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults. Although we currently have a number of sources of liquidity, in some cases the availability of these sources is contingent upon our ability to satisfy certain financial covenants. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report. To the extent that the Covid-19 pandemic adversely affects our ability to comply with any of these covenants, it may also have the effect of exacerbating many of the other risks identified in “Item 3—Risk Factors—Risks related to our funding and liquidity—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.” Even though we do not currently foresee any difficulty or inability to remain in compliance with these financial covenants, to the extent we do not do so, we may be in default under, and/or unable to draw upon, these sources of liquidity or may be required to negotiate amendments with our counterparties, the terms of which could be unfavorable to us.
Additionally, the Covid-19 pandemic has led us to adopt remote working arrangements (which remain in place in a small number of our locations), which could negatively affect our operations and may require us to implement new processes, procedures and controls to respond to further changes in our business environment. We also depend on certain key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity.
Global or regional public health developments, extreme weather or natural disasters or other force majeure events may adversely affect the demand for air travel, the financial condition of our lessees and the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
Our international operations expose us to risks associated with unforeseen global and regional events. Epidemic diseases such as Covid-19, Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus could materially and adversely affect the overall amount of air travel. These epidemic diseases, or the fear of these diseases, could result in government-imposed travel restrictions and reduced passenger demand for travel. The occurrence of severe weather events or natural disasters, including floods, earthquakes and volcanic eruptions, may make airlines unable to operate to or from certain regions or impact demand for air travel and the frequency or severity of these types of events may worsen as a result of climate change. The occurrence or outbreak of any of the above events or other force majeure events could adversely affect commercial airline traffic, reduce demand for flight equipment leases or impair the financial condition of the aviation industry, including our lessees. As a result, our lessees may not be able to satisfy their payment obligations to us. These events may also cause damage to our flight equipment, the extent of losses from which may not be fully covered by insurance. For these and other reasons, our financial results may be materially and adversely affected by the occurrence of such events.

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
•the imposition of “no-fly zone” or other restrictions on commercial airline traffic in certain regions, including the recent landing and overflight restrictions on Russian airlines in response to the Russian invasion of Ukraine and corresponding restrictions on airlines in the European Union, United States and other jurisdictions imposed by Russia;
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
Such events are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in a material adverse effect on their financial condition and liquidity, including their ability to make rental and other lease payments to us or to obtain the types and amounts of insurance we require. This in turn could lead to aircraft groundings or additional lease restructurings and repossessions, increase our cost of re-leasing or selling flight equipment, impair our ability to re-lease or otherwise dispose of flight equipment on favorable terms or at all, or reduce the proceeds we receive for our flight equipment in a disposition.
We expect the Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries to adversely affect our business and financial condition, results and cash flows.
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and is now engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. These sanctions include prohibitions regarding the supply of aircraft and aircraft components to Russian persons or for use in Russia, subject to certain wind-down periods.
Prior to the Ukraine Conflict, we had 135 owned aircraft on lease to Russian airlines, as well as 14 owned engines on lease to Russian airlines. We had no helicopters on lease to Russian customers. The aggregate net carrying value of our owned assets leased to Russian airlines was approximately $3.1 billion (which includes flight equipment net book value of $3.3 billion, maintenance rights assets and other lease-related assets of approximately $500 million and maintenance liabilities and other lease-related liabilities of approximately $700 million) as of December 31, 2021. Additionally, our Shannon Engine Support (“SES”) joint venture had 14 engines on lease to Russian airlines prior to the Ukraine Conflict.
In addition, we had seven owned aircraft on lease to Ukrainian airlines, with an aggregate net carrying value of approximately $125 million as of December 31, 2021. As of March 30, 2022, five of these aircraft are in temporary storage outside of Ukraine. As of March 30, 2022, the remaining two aircraft are grounded in Ukraine, but the exact status of these aircraft remains difficult to ascertain.

We intend to fully comply with all applicable sanctions and we have terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations will result in reduced revenues and operating cash flows. Basic lease rents from our owned aircraft and engines leased to Russian airlines were approximately $33 million for the month of December 2021.
We have sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia. As of March 30, 2022, we had detained 22 of our owned aircraft and three of our 14 owned engines outside of Russia. The net carrying value as of December 31, 2021, of the owned aircraft and engines that we have removed from Russia was approximately $400 million.
It is unclear whether we will be able to repossess any additional aircraft or engines from our former Russian airline customers, or, if we do so, when we will be able to do so, and we do not know what the condition of these assets will be at the time of repossession or whether any such aircraft could be re-leased or sold. Any failure to promptly repossess our aircraft and engines will adversely affect our business and financial results. Many of these Russian airlines have continued to fly our aircraft and engines notwithstanding the leasing terminations and our repeated demands for the return of our assets. Our aircraft and engines that remain in Russia may suffer damage or deterioration due to inadequate maintenance and lack of spare parts.
As a result, we expect to recognize an impairment on our assets in Russia which have not been returned to us as early as the first quarter of 2022. While we have not yet determined the amount of this impairment, it may amount to the total net carrying value of these assets. We may also recognize an impairment on our assets that we have repossessed from Russian airlines as a result of our inability to re-lease them or otherwise.
We had letters of credit related to our aircraft and engines leased to Russian airlines as of February 24, 2022 of approximately $260 million, all confirmed by financial institutions in Western Europe. We have presented requests for payment to all of these institutions. As of March 30, 2022, we had received payments of approximately $175 million related to these letters of credit. We have initiated legal proceedings against one financial institution which rejected our payment demands in respect of certain letters of credit. We continue to work with other financial institutions toward receiving payments on the remaining letters of credit. We intend to pursue all available legal claims concerning these letters of credit but the timing and amount of any payments under these remaining letters of credit are uncertain.
Our lessees are required to provide insurance coverage with respect to leased aircraft and we are named as insureds under those policies in the event of a total loss of an aircraft or engine. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee’s policy fails to indemnify us. We have submitted an insurance claim for approximately $3.5 billion with respect to all aircraft and engines remaining in Russia and intend to pursue all of our claims under these policies with respect to our assets leased to Russian airlines as of February 24, 2022. However, the timing and amount of any recoveries under these policies are uncertain.
In addition, we intend to pursue all available legal claims related to our assets leased to Russian airlines as of February 24, 2022. However, the timing and amount of any recoveries under any of these claims are uncertain.
It is not possible to predict the broader or longer-term consequences of the Ukraine Conflict, which could include expansion of the conflict, further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, fuel prices, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to lease aircraft, engines and helicopters, collect payments from, and support customers in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could materially and adversely affect our business.

Risks relating to our funding and liquidity
We require significant capital to fund our business.
As of December 31, 2021, we had 417 new aircraft, 30 engines and 16 helicopters on order, which will require substantial purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling flight equipment.
If we are unable to meet our purchase commitments as they come due, we will be subject to several risks, including:
•forfeiting deposits and progress payments to manufacturers and having to pay certain significant costs related to these commitments such as actual damages and legal, accounting and financial advisory expenses;
•defaulting on our lease commitments, which could result in monetary damages and strained relationships with lessees;
•failing to realize the benefits of purchasing and leasing such flight equipment; and
•risking harm to our business reputation, which would make it more difficult to purchase and lease flight equipment in the future on agreeable terms, if at all.
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
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and flight equipment purchases, sell assets, restructure or refinance our indebtedness, or seek additional capital, including through new types of debt, equity or hybrid securities. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our flight equipment purchase commitments as they come due. Failure to make payments on our debt would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Moreover, the issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders.
Despite our substantial indebtedness, we might incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, Export Credit Agency (“ECA”)-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other financings do not prohibit us from incurring additional debt. As of December 31, 2021, we had approximately $10.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $344 million, was $50.5 billion as of December 31, 2021, (approximately 68% of our total assets as of December 31, 2021), and our interest payments, net of amounts capitalized, were $1.1 billion for the year ended December 31, 2021. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
Decreases in interest rates may adversely affect our interest revenue on cash deposits and our lease revenue. During the year ended December 31, 2021, approximately 1.2% of our basic lease rents from flight equipment under operating leases was attributable to leases with lease rates tied to floating interest rates and approximately 98.8% was derived from leases with fixed lease rates. A decrease in interest rates would cause a decrease in our lease revenue from leases with lease rates tied to floating interest rates. We could also experience reduced lease revenue from our fixed rate leases if interest rates decrease because these are based, in part, on prevailing interest rates at the time we enter into the lease. As a result, new fixed rate leases we enter into at a time of lower interest rates may be at lower lease rates than had no such interest rate decrease occurred, adversely affecting our lease revenue.
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

Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs.
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
Interest rate benchmarks, including the London Interbank Offered Rates (“LIBOR”), are the subject of ongoing reform and, in some cases, discontinuation. The discontinuation or replacement of such benchmarks may disrupt the broader financial markets or could negatively impact our interest expense, and hedging transactions that we use in respect of floating rate instruments based on such benchmarks may not be effective to protect us against any such negative impact. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. This has subsequently been extended to June 2023 for the major USD LIBOR tenors. We are party to certain debt instruments, derivative contracts and leases that use benchmark rates, such as LIBOR, which will require us to transition these instruments, contracts and leases to alternative reference rates in the event of their discontinuation. We cannot guarantee that we will be able to reach agreement with our lenders and other counterparties with respect to any such amendments and the replacement of an existing benchmark rate with an alternate benchmark rate may negatively impact the value of those contracts to us, expose us to additional financial, tax, legal, operational or other costs, or expose us to additional interest rate-related risks, such as different alternative reference rates applying to our assets compared to our liabilities. As of December 31, 2021, we had approximately $7.9 billion of floating rate debt outstanding that used either one-month, three-month or six-month USD LIBOR as the applicable reference rate to calculate interest on such debt, of which $6.0 billion is set to mature after June 30, 2023. As of December 31, 2021, we had approximately $6.3 billion notional amount of floating rate derivatives outstanding that used either one-month, three-month or six-month USD LIBOR. Certain of our floating rate debt and derivatives contain LIBOR transition fall-back provisions and we expect to transition to the Secured Overnight Financing Rate (“SOFR”) on or before June 30, 2023.

Risks relating to market demand for, and lease rates and value of flight equipment in our fleet
We may be unable to generate sufficient returns on our flight equipment investments.
Our results depend on our ability to consistently acquire strategically attractive flight equipment, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring flight equipment, we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our flight equipment are returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the asset. Because our leases are predominantly operating leases, only a portion of the relevant flight equipment’s value is recovered by the revenues generated from the lease and we may not be able to realize such flight equipment’s residual value after lease expiration. As a result of the sanctions imposed by various governments on Russia, we have terminated the leasing of all of our aircraft and engines with Russian airlines and we now bear the risk of re-leasing, selling or parting-out the aircraft and engines that were subject to those leases and have been recovered by us from Russia. We cannot provide any assurance that the residual values of aircraft and engines that were subject to such terminated leases will be realized. Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft and engines will depend in part on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease and disposition, which are outside of our control.

Our business depends heavily on the level of demand for flight equipment in our fleet, which may decline as a result of changes in market conditions and the overall health of air travel.
Flight equipment are long-lived assets and aircraft demand can change over time as a result of changes in market conditions outside of our control. Customer demand for our assets is primarily driven by long-term trends in passenger air travel and air cargo demand, and is limited by airport and air traffic control infrastructure constraints. Demand is also influenced by changes in economic growth, regulation, customer profitability, fuel prices, the availability of asset financing, pricing and other competitive factors. For example, the Covid-19 pandemic has significantly affected passenger air travel worldwide, and the extent, duration and severity of the pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions will impact demand for our aircraft. In addition, the imposition of more stringent regulation on air travel, including travel restrictions imposed in reaction to the Covid-19 pandemic, may adversely impact the profitability of air travel and reduce demand for our aircraft and engines. Types of regulation that could impact flight equipment demand include environmental rules, noise or emissions limitations, age constraints, trade and import and export controls, tariffs and other trade barriers. If flight equipment demand declines, lease rates and residual values of assets could be negatively impacted and we may be unable to lease our assets on favorable terms, if at all. Flight equipment values and lease rates have occasionally experienced sharp decreases in response to market conditions or otherwise.
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
A decrease in demand for our flight equipment as a result of any of these factors could materially and adversely affect lease rates and residual values for our flight equipment, our ability to lease our flight equipment on favorable terms, if at all, and our financial results.

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
Additionally, the reintroduction into service of the grounded Boeing 737 MAX aircraft has the potential to cause or exacerbate conditions of oversupply, especially in light of the backlog of parked inventory. This may put downward pressure on our aircraft lease rates, values and results of operations.
Risks related to the financial strength of our lessees
Our financial condition is dependent, in part, on the financial strength of our lessees.
We generate our revenue primarily from leases to airlines, and as a result we are exposed to many of the risks that airlines face. The ability of our lessees to perform their obligations depends primarily on their financial condition and cash flows, which are affected by factors outside our control. In addition to general economic and market conditions, airlines are affected by overall changes in passenger and air cargo demand, the price and availability of jet fuel, labor difficulties and costs, the availability of financial or other governmental support and governmental regulation and associated fees, including travel restrictions, restrictions on carbon emissions, environmental regulations and fly-over restrictions.
Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to be affected, and are affected more quickly, by these factors. Such airlines are also more likely to seek operating leases.
A deterioration in the financial condition and cash flows of our lessees, including from the ongoing impacts of the Covid-19 pandemic or the Ukraine Conflict, would increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.

Our financial condition, financial results and cash flows may be materially and adversely affected by any events adversely affecting the financial strength of our lessees.
Increases in fuel prices and fuel price volatility could affect our lessees’ ability to meet their lease payment obligations to us.
The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates, including events, such as natural disasters and wars, that affect fuel supply. For example, predominantly as a result of the Ukraine Conflict and resulting sanctions imposed by various governments on Russia, in early 2022 oil prices rose to their highest levels since 2008.
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
If our lessees encounter financial difficulties and we restructure or terminate our leases, including as a result of customer reorganizations or bankruptcies, we are likely to obtain less favorable lease terms.
If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. In addition, in recent years, several airlines and other customers, including several of our lessees, have filed for protection under their local bankruptcy and insolvency laws, and certain airlines and other customers have gone into liquidation, and the impact of the Covid-19 pandemic on air travel has caused an increase in the number of airlines and other customers filing for such protection. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the flight equipment promptly and at favorable rates, if at all. Moreover, airline bankruptcies historically have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. As such, further reorganizations would adversely affect our ability to re-lease or sell aircraft at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.

Risks related to our relationship with our lessees
We have limited control over the operation of our flight equipment while they are under lease and depend on our lessees to properly maintain and insure our flight equipment.
While our flight equipment are on lease, we do not directly control their operation. Under our leases, our lessees are primarily responsible for maintaining our assets, obtaining adequate levels of insurance and complying with all governmental requirements applicable to the lessee and the flight equipment, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. Nevertheless, because we still own and hold title to the flight equipment we could be exposed to costs resulting from a lessee’s failure to properly maintain an asset under lease or be held liable for losses resulting from its operation while under lease. If a lessee fails to perform required maintenance on our asset during the term of the lease, the asset’s market value may decline or we might be required to incur maintenance and modification costs, which would result in lower revenues from its subsequent lease or sale, or the asset might be grounded. Additionally, if our lessees fail to maintain adequate insurance coverage, default in their indemnification or insurance obligations to us, or are exposed losses for which they do not have coverage, we could face increased costs from pursuing corrective action or face reductions in insurance proceeds that would otherwise be payable to us in the case of loss. If our lessees fail to meet their obligations to pay supplemental maintenance rents or EOL compensation, fail to perform required scheduled maintenance, fail to obtain and maintain insurance coverage for losses to which they are exposed, or if we are required to incur unexpected costs associated with any of the above, our financial results may be materially and adversely affected.
If our lessees fail to cooperate in returning our assets following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.
Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which our flight equipment is located and the applicable law. We may need to obtain a court order or consents for deregistration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the asset is registered or in which the lessee operator is based, repossessing and exporting the asset may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist deregistration or export of the asset. For example, due to the Ukraine Conflict and sanctions imposed against Russia, we have sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia but we have experienced, and we anticipate that we will continue to experience, difficulties in repossessing such assets. It is unclear whether we will be able to repossess our aircraft and engines from our former Russian airline customers, or if we do so, when we will be able to do so, and we do not know what the condition of these assets will be at the time of repossession.
When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. For example, certain jurisdictions entitle the lessee or another third-party to retain possession of the flight equipment without paying lease rent or performing all or some of the obligations under the relevant lease. Certain of our lessees are partially or wholly owned by government-related entities, which can complicate our efforts to repossess our aircraft in that government’s jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected flight equipment.
When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped, including, for example, legal and regulatory expenses, taxes, lost revenue, maintenance and refurbishment and repair costs necessary to put the flight equipment in suitable condition for re-lease or sale. We may also make payments to discharge liens placed on our flight equipment by third parties and, until these liens are discharged, be restricted in our ability to repossess, release or sell our flight equipment. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill these obligations, such liens may ultimately become our responsibility and impose additional repossession costs on us. If we incur significant costs in repossessing our flight equipment, our financial results may be materially and adversely affected.
In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.
Under some legal principles, an engine affixed to an aircraft may become an accession to the aircraft, whereby the ownership rights of the owner of the airframe supersede those of the owner of the engine. In such cases, where an aircraft is security for the owner’s obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. As a substantial part of the value of an aircraft derives from its engines, we would suffer a substantial loss if our ability to repossess a leased engine was limited in the event of a lease default, which could materially and adversely affect our financial results.

Risks related to competition and the aviation industry
Competition and changes in market participants, including lessors, manufacturers and aircraft lessees, may adversely affect our business operations.
The aviation leasing industry is highly competitive. Our competitors are primarily other major aircraft leasing companies, but we may also encounter competition from emerging aircraft leasing companies that we do not currently consider our main competitors. We may also face competition from other market participants, such as airlines, aircraft manufacturers, aircraft brokers, financial institutions, including those seeking to dispose of repossessed aircraft at distressed prices and other entities that invest in aircraft and engines. Some of these competitors may have greater operating and financial resources than we do and we may not always be able to compete successfully, which could materially and adversely affect our financial results.
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
Further, we may experience additional delivery delays and associated costs if aircraft manufacturers deliver aircraft that fail to meet our lessees’ expectations or the requirements of air travel regulators. Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. Most jurisdictions have now approved the Boeing 737 MAX return to service, including the United States, China and Europe. As of December 31, 2021, we had 43 Boeing 737 MAX aircraft delivered and on lease, and a further 67 Boeing 737 MAX aircraft on order, excluding aircraft for which we have cancellation rights. Refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, aircraft in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.”

Risks related to the geopolitical, regulatory and legal exposure of our business
The international operations of our business and those of our lessees expose us to geopolitical, economic and legal risks associated with a global business, including many of the economic and political risks associated with emerging markets.
We and our lessees conduct business in many countries and, as a result, we are exposed to a large number of regulatory and legal regimes. We also face uncertainty from changes in political regimes globally. Volatility in the political and economic environments associated with international markets could adversely affect our operations. Changes in international regulations, laws, taxes, export controls, tariffs, embargoes, sanctions or other restrictions on trade or travel could adversely affect the profitability of our lessees’ businesses, the operations of aircraft manufacturers or the results of our operations. For example, the Ukraine Conflict, the situation in Syria, Venezuela and Ethiopia, the Israeli/Palestinian conflict, tension over the nuclear programs of North Korea and Iran, political instability in the Middle East and North Africa, tensions and potential conflict between mainland China and Taiwan, the territorial disputes between Japan and China and the tensions in the South China Sea could lead to further instability in these regions and negative impacts on our lessees’ businesses and our results of operations. Additionally, the international distribution of our assets exposes us to risks associated with limitations on the repatriation of our assets or the expropriation of our international assets. These factors may have a material and adverse effect on our financial results.
Furthermore, we derive substantial lease revenue (approximately 54% in 2021, 53% in 2020 and 58% in 2019) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events could result in economic instability that adversely affects the value of our ownership interest in flight equipment subject to lease in such countries, or the ability of our lessees that serve such markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
Existing and future litigation against us could materially and adversely affect our business, financial position, liquidity or results of operations.
We are, and from time to time in the future may be, a defendant in lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. These uncertainties may be increased by our exposure to different liability standards and legal systems internationally, including some that may be less developed and less predictable than those in advanced economies. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.
Because our lessees are concentrated in certain geographical regions, we have concentrated exposure to the political and economic risks associated with those regions, particularly China.
Through our lessees and the countries in which they operate, we are exposed to the specific economic and political conditions and associated risks of those jurisdictions, including the regional impacts of the Covid-19 pandemic. These risks can include economic recessions, burdensome local regulations or, in extreme cases, increased risks of requisition of our flight equipment and risks of wide-ranging sanctions prohibiting us from leasing flight equipment in certain jurisdictions. An adverse political or economic event in any region or country in which our lessees or our flight equipment are concentrated could affect the ability of our lessees to meet their obligations to us, or expose us to various legal or political risks associated with the affected jurisdictions, all of which could have a material and adverse effect on our financial results.

We have a large concentration of lessees in China and therefore have increased exposure to the economic and political conditions in that country and to the increasingly adversarial relationship between China and the West. Recent and future political developments, including trade or other disputes between the U.S. and China, and other evolving policies pursued in Europe, could result in increased and unexpected regulations on trade, which could adversely impact the results of our operations. Further deterioration in China’s relationship with the West could result in the imposition of more stringent trade or travel restrictions, which would harm the operations of our lessees and could materially affect our financial results. Also, in the event that sanctions affecting the ability of aircraft lessors to conduct business in China are imposed by the United States, the European Union, the United Kingdom or other governmental authorities, whether as a result of conflict between mainland China and Taiwan or otherwise, our business in China would be materially adversely affected, which could have a material impact on our financial condition, cash flows and results of operations.
We are subject to various risks and requirements associated with transacting business in many countries.
Our international operations expose us to trade and economic sanctions, export controls and other restrictions imposed by the United States, the European Union, the United Kingdom, and other governments or organizations. For example, as a result of the Ukraine Conflict and sanctions imposed by various governments against Russia, certain Russian persons and certain activities involving Russia or Russian persons, we are now prohibited from leasing our aircraft and engines to Russian lessees. We intend to fully comply with all applicable sanctions and we have terminated the leasing of all of our aircraft and engines with Russian airlines. The U.S. Departments of Justice, Commerce, State and Treasury and other U.S. federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act, and other U.S. federal statutes and regulations, including those established by the Office of Foreign Asset Control. Under these laws and regulations, the U.S. government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of any of these laws or regulations could materially and adversely impact our business, operating results, and financial condition.
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
Our assets are subject to various environmental regulations and concerns, including those relating to climate change.
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

In addition to more stringent noise restrictions, due to growing concerns over the risks of climate change, the United States, the EU and other jurisdictions are moving towards imposing more stringent limits on greenhouse gas emissions from aircraft engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. For example, the EU issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme (“ETS”) beginning on January 1, 2012, regardless of the engine type or age. However, the EU subsequently suspended ETS application to flights from or to non-EU countries through 2023. In October 2016, ICAO adopted the Carbon Offset and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emission from international aviation that will become mandatory in 2027. At least 107 countries including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA in 2022. Limitations on emissions such as ETS and CORSIA could favor younger, more fuel-efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emissions restrictions will be passed, and if passed what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
The airline industry also has come under increased scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel or increased costs to air travel, it may affect demand for our aircraft, lessees’ ability to make rental and other lease payments and reduce the value we receive for our aircraft upon any disposition, which would negatively affect our financial condition, cash flow and results of operations. In addition, growing demand to transition to lower-carbon technologies, such as so-called sustainable aviation fuels that may be developed over time, may increase our costs or reduce demand for our aircraft or engines or airline travel more generally.
Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with the company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. The level of a company’s greenhouse gas emissions is an ESG topic that is, in particular, receiving heightened attention by investors, shareholders and lawmakers. We may also face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to greenhouse gas emissions, do not meet the standards set by our investors, shareholders, lawmakers or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our common stock or debt from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.
Risks related to accounting and impairments
If a decline in demand for certain assets causes a decline in its projected lease rates, or if we dispose of an asset for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable from their undiscounted cash flows. If the gross cash flow test fails, the difference between the fair value and the carrying amount of the asset is recognized as an impairment loss. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain flight equipment types, high fuel prices and development of more fuel-efficient aircraft shortening the useful lives of certain aircraft, management’s expectations that certain flight equipment are more likely than not to be parted-out or otherwise disposed of sooner than their expected life, and new technological developments. Cash flows supporting carrying values of older flight equipment are more dependent upon current lease contracts. In addition, we believe that residual values of older flight equipment are more exposed to non-recoverable declines in value in the current economic environment.

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
As of December 31, 2021, 469 of our owned aircraft under operating leases were 15 years of age or older. These aircraft represented approximately 13% of our total flight equipment and lease-related assets and liabilities as of December 31, 2021. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates—Impairment charges” for a detailed description of our impairment policy.
Risks related to information technology
A cyberattack could lead to a material disruption of our IT systems or the IT systems of our third-party providers and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.
Parts of our business depend on the secure operation of our information technology, or IT, systems and the IT systems of our third-party providers to manage, process, store and transmit information associated with aviation leasing. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems or the IT security systems of our third-party providers, causing an IT security breach, could lead to a material disruption of our IT systems or the IT systems of our third-party providers, as applicable, and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.
We could suffer material damage to, or interruptions in, our IT systems or the IT systems of our third-party providers as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software.
We depend largely upon our IT systems and the IT systems of our third-party providers in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to these IT systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of IT-related projects that will require ongoing IT-related development and conversion of existing systems. Costs and potential problems or interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our IT systems may have a material adverse effect on our business or results of operations.

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
We do not believe we will be classified as a PFIC for 2021. We cannot yet make a determination as to whether we will be classified as a PFIC for 2022 or subsequent years. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aviation leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. Refer to “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.
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
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2021, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland, both in the past and in the future.
We may fail to qualify for benefits under one or more tax treaties.
We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland). That, in turn, may depend on, among other factors, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.
The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal and state taxes, which could have a material adverse effect on our financial results.
Organisation for Economic Cooperation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative.
The OECD announced an initiative on January 29, 2019, to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports on October 12, 2020. On October 8, 2021, 136 countries, including Ireland, approved a statement, known as the OECD BEPS Inclusive Framework (“IF”), providing a framework for BEPS 2.0, which builds upon the Blueprints and a prior iteration of the IF signed by 130 countries on July 1, 2021. The revised Pillar Two Blueprint includes a global minimum effective tax rate of 15% for groups with a global turnover in excess of €750 million, subject to certain exclusions. The OECD published detailed rules to assist in the implementation of the Pillar 2 rules on December 20, 2021 These detailed rules should allow some countries to introduce the Pillar 2 rules into domestic legislation during the course of 2022 (to be effective 2023 at the earliest). As noted above, the EU intends to implement the Pillar 2 measures by way of a Directive. It is this Directive which, if it enters into force, will ultimately be transposed into Irish domestic legislation. On December 22, 2021, the European Commission published a proposed EU directive to incorporate the Pillar 2 tax rules into EU law. Further publications in relation to this are expected from the OECD and the EU in the coming months. Although it is difficult to determine the degree to which these changes may result in an increase in our effective tax rate and cash tax liabilities in future periods, these developments make it more likely that this initiative will have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”). One such change will be the implementation of a restriction on the tax deductibility of interest payments. As currently proposed, the EU ATAD would restrict the tax deductibility of net interest expense to 30% of earnings before interest, tax, depreciation and amortization (“EBITDA”) or possibly higher if the third-party group interest expense ratio to group EBITDA is higher. As currently proposed, the interest limitation legislation in Ireland contains certain provisions which allow for a portion of operating lease income to be treated as interest. Further guidance on the proposed legislation is expected. The exact content of this guidance could impact our ability to claim a tax deduction for interest payments on debt instruments. The interest limitation rules apply to accounting periods commencing on or after January 1, 2022.
On December 22, 2021, the European Commission issued a proposal for a Council Directive laying down rules to prevent the misuse of shell entities for tax purposes within the EU (“EU ATAD 3”). Whilst EU ATAD 3 is expected to be adopted and published into EU member states’ national laws by June 30, 2023, and come into effect as of January 1, 2024, there is considerable uncertainty surrounding the development of the proposal and its implementation. The proposal could result in additional reporting and disclosure obligations.

Item 4.    Information on the Company
Business overview
Global leader in aviation leasing
We are the global leader in aviation leasing with a portfolio consisting of 3,701 aircraft, engines and helicopters, that were owned, on order or managed as of December 31, 2021. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the year ended December 31, 2021, we executed 438 aviation asset transactions.
We have an extensive track record of successfully acquiring and integrating companies, including the acquisition of Genesis Lease in 2010 and the acquisition of ILFC in 2014. The acquisition of ILFC and the GECAS Transaction are the two largest transactions in the history of aviation leasing. We believe that our ability to successfully identify, acquire and integrate companies is a key competitive advantage.

Aircraft leasing

AerCap is the global leader in aircraft leasing, leasing to customers in every major geographical region. As of December 31, 2021, we owned 1,756 aircraft and managed 196 aircraft and had 417 new aircraft on order. As of December 31, 2021, the average age of our owned aircraft fleet, weighted by net book value, was 7.1 years. During the year ended December 31, 2021, our weighted average owned aircraft utilization rate was 94%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft.
AerCap Cargo is a global leader in the air cargo market, with more than 25 years’ experience and a global fleet of over 100 aircraft that are owned, serviced or committed for conversion. AerCap Cargo provides 12 types of modern narrowbody and widebody cargo aircraft to approximately 20 customers around the world, including freight forwarders, express delivery and cargo operators. AerCap Cargo also plays a developmental role in the provision of new cargo options, including the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of the Boeing 777-300ER aircraft into long-haul large-capacity freighters. AerCap Cargo was also involved in the development of the Boeing 767-300BDSF as well as the Boeing 737 Classic freighter conversion programs. AerCap Cargo’s largest customers are Amazon, Maersk and ASL Aviation.
Engine leasing
AerCap is the world’s largest engine leasing company, with over 900 owned and managed engines (including engines owned by our SES joint venture) with over 75 customers. Our owned engine portfolio is comprised almost entirely of General Electric and CFM International engines, the most liquid engine types that power the world’s most popular and in-demand aircraft, including Airbus A320 and A320neo Family aircraft and Boeing 737, Boeing 787, and Boeing 737 MAX aircraft.
We have longstanding and deep relationships with two key engine original equipment manufacturers, GE Aviation and CFM International. We manage the global spare engine pool for GE Aviation, and our joint venture SES manages the global spare engine pool for CFM International, in each case under a long-term management agreement. The two largest customers of our engine leasing business are GE Aviation and SES, representing over 50% of the net book value of our owned engine portfolio. AerCap and GE Aviation agreed to continue their relationship following completion of the GECAS Transaction. In 2021, AerCap and Safran Aircraft Engines, the French aerospace manufacturer, entered into a 20-year joint venture agreement regarding SES.

Helicopter leasing
The Milestone Aviation Group (“Milestone”) is the world’s leading helicopter leasing and financing company with 355 owned or on order helicopters as of December 31, 2021. Milestone partners with helicopter operators worldwide, providing a wide array of financial and productivity solutions, including operating leases, purchase and leasebacks, secured debt financing, engine leasing and fleet advisory services. Milestone supports over 40 customers in more than 35 countries serving a variety of industries, including offshore oil and gas, search and rescue, emergency medical services, police surveillance, mining and other utility missions. Milestone’s largest customers are CHC Helicopters, Bristow Helicopters, Saudi Aramco and Babcock International.
AerCap Materials
AerCap Materials is a global distributor of airframe and engine parts for leading commercial aircraft and engine manufacturers. Since its founding as the Memphis Group in 1971, it has provided quality products and services ranging from spares distribution, engine components, consignment and acquisition. AerCap Materials has its own dismantlement facility located in Greenwood, Mississippi. AerCap Materials has a large inventory of aircraft parts to support mid-life and new-generation aircraft and provides ready access to support various aircraft types, including Boeing 737NG, Boeing 777, Embraer, and A320/A320neo Family aircraft.
Aviation leases and transactions
We lease most of our flight equipment to customers under operating leases. Under these leases, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and we receive the benefit, and assume the risks, of the residual value of the equipment at the end of the lease. Many operators lease flight equipment under operating leases as this reduces their capital requirements and costs and affords them flexibility to manage their fleet more efficiently as flight equipment assets are returned over time. Since the 1970s and the creation of aircraft leasing pioneers Guinness Peat Aviation (“GPA”) and International Lease Finance Corporation (“ILFC”), the world’s airlines have increasingly turned to operating leases to meet their aircraft needs. We serve approximately 300 customers around the world with comprehensive fleet solutions. Our relationships with these customers help us place new flight equipment and remarket existing flight equipment.
Over the life of our flight equipment, we seek to increase the returns on our investments by managing the lease rates, time off-lease and financing and maintenance costs, and by carefully timing their sale. Our current operating leases have initial terms ranging in length up to approximately 16 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease.
Well in advance of the expiration of an operating lease, we prioritize entering into a lease extension with the then-current operator. This reduces our risk of aircraft downtime as well as aircraft transition costs. The terms of our lease extensions reflect the market conditions at the time and typically contain different terms from the original lease. Should a lessee not be interested in extending a lease, or if we believe we can obtain a more favorable return on the aircraft, we will explore other options, including the sale of the asset. If we enter into a lease agreement for the same asset with a different lessee, we generally do so well in advance of the scheduled return date of the asset. When the asset is returned, maintenance work may be required before transition to the next lessee.
Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aviation transactions, which enables us to increase the returns on our flight equipment investments by minimizing any time that our assets are not generating revenue for us.

The following table provides details regarding the aircraft, engine and helicopter transactions we executed during the years ended December 31, 2021, 2020 and 2019. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2021 (a)	2020	2019	Total
Owned portfolio
New leases on new assets	45	10	54	109
New leases on used assets	107	12	37	156
Extensions of lease contracts	131	67	92	290
New asset purchases	58	36	65	159
Asset sales and part-outs (b)	56	40	88	184
Managed portfolio
New leases on used assets	14	6	5	25
Extensions of lease contracts	14	2	4	20
New asset purchases	7	—	—	7
Asset sales and part-outs	6	6	8	20
Total transactions	438	179	353	970

(a) Does not include GECAS transactions executed prior to the Closing Date.
(b) Disassembly of an aircraft for the sale of its parts.
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
We typically require our lessees to provide a security deposit for their performance under a lease, including the return of the leased asset in the specified maintenance condition at the expiration of the lease.
All of our lessees are responsible for the maintenance and repair of the leased flight equipment as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the leased asset in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2021 and 2020, approximately 34% and 35%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
We require the lessee to compensate us if the aircraft is not in the required condition upon redelivery. All of our leases contain provisions regarding our remedies and rights in the event of default by the lessee, and also include specific provisions regarding the required condition of the leased asset upon its redelivery.
Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased asset and all related costs. We require our lessees to comply with either the FAA, EASA or their equivalent standards in other jurisdictions.

During the term of our leases, some of our lessees may experience financial difficulties resulting in the need to restructure their leases. Generally, our restructurings can involve a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration. In some cases, we may repossess a leased asset and, in those cases, we usually export the leased asset from the lessee’s jurisdiction to prepare it for remarketing. In the majority of repossessions, we obtain the lessee’s cooperation and the return and export of the leased asset are completed without significant delay. In some repossessions, however, our lessees may not cooperate in returning leased assets and we may be required to take legal action. In connection with the repossession of an asset, we may be required to settle claims on such asset or to which the lessee is subject, including outstanding liens on the repossessed asset. Refer to “Item 3. Key Information—Risk Factors—Risks related to our relationship with our lessees—If our lessees fail to cooperate in returning our assets following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions” for a discussion of how repossessions may affect our financial results.
Scheduled lease expirations
The following table presents the scheduled lease expirations (for the minimum non-cancelable period) for our owned aircraft under operating leases by aircraft type as of December 31, 2021. The table does not give effect to contracted unexercised lease extension options, aircraft on finance leases, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or part-out.

Aircraft type	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Thereafter	Total
Passenger Aircraft	123	92	151	130	165	138	81	82	94	106	212	1,374
Airbus A220 Family	—	—	—	—	—	—	—	—	—	—	1	1
Airbus A320 Family	59	52	68	55	55	55	31	9	2	6	6	398
Airbus A320neo Family	—	—	—	5	6	7	11	42	49	62	126	308
Airbus A330	13	9	9	4	11	8	1	3	3	—	—	61
Airbus A350	—	—	—	—	—	3	7	6	8	5	15	44
Boeing 737 MAX	—	—	—	—	—	—	—	—	16	2	24	42
Boeing 737NG	20	18	41	45	73	42	12	2	—	3	12	268
Boeing 777-200ER	6	2	—	—	2	—	—	—	—	—	—	10
Boeing 777-300 / 300ER	4	6	8	6	3	4	5	3	—	7	3	49
Boeing 787	1	—	3	4	3	9	11	16	15	18	19	99
Embraer E190 / E195 / E2	4	1	7	3	3	3	2	1	1	3	6	34
Other	16	4	15	8	9	7	1	—	—	—	—	60
Freighter Aircraft	2	3	2	2	2	6	9	10	17	2	2	57
Boeing 737	2	1	1	2	—	4	4	10	17	1	2	44
Boeing 747 / 767 / 777	—	2	1	—	2	2	5	—	—	1	—	13
Total (a) (b)	125	95	153	132	167	144	90	92	111	108	214	1,431

(a)As of December 31, 2021, scheduled lease expirations through the end of 2023 represented less than 6% of the aggregate net book value of our fleet. As of March 25, 2022, 44 of the 125 aircraft with leases expiring in 2022 have been re-leased, have had leases extended, or have been designated for sale or part-out.
(b)Includes 46 aircraft that were off-lease and under commitment for re-lease as of December 31, 2021.

Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2021:

Lessee	Percentage of 2021 lease revenue
American Airlines	7.6%
China Southern Airlines	7.1%
Air France	4.9%
Azul Airlines	4.7%
Ethiopian Airlines	3.2%
Total	27.5%
We lease our aircraft to lessees located in every major geographical region. The following table presents the percentage of our total lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
Region	2021	2020	2019
Asia/Pacific/Russia	36%	38%	38%
Europe	26%	27%	28%
United States/Canada/Caribbean	16%	14%	13%
Latin America	12%	11%	11%
Africa/Middle East	10%	10%	10%
Total	100%	100%	100%
For further geographic information on our total lease revenue and long-lived assets, refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft and engine services
We provide aircraft and engine asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2021, we had asset management servicing contracts with 22 parties that owned 196 aircraft and 221 engines. Since we have an established operating system to manage our own aircraft and engines, the incremental cost of providing asset management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft and engine asset management activities include:
•remarketing aircraft and engines for lease or sale;
•collecting rental and supplemental maintenance rent payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft and engines;
•conducting ongoing lessee financial performance reviews;
•periodically inspecting the leased aircraft and engines;
•coordinating technical modifications to aircraft to meet new lessee requirements;
•conducting restructuring negotiations in connection with lease defaults;
•repossessing aircraft and engines;
•arranging and monitoring insurance coverage;
•registering and de-registering aircraft;
•arranging for aircraft and engine valuations; and
•providing market research.
We charge fees for our aircraft and engine management services based on a mixture of fixed and rental-based amounts, and we also receive performance-based fees related to the managed aircraft or engine lease revenues or sale proceeds.
We also provide corporate administrative and cash management services to securitization vehicles and joint ventures. We currently have corporate administration and/or cash management service contracts with eight parties. Our corporate administrative services consist primarily of accounting and corporate secretarial services, including the preparation of budgets and financial statements. Cash management services consist primarily of treasury services such as the financing, refinancing, hedging and ongoing cash management of these companies.
Aviation parts and supply chain
Through AerCap Materials, Inc. (“AerCap Materials”), we provide airframe and engine parts and supply chain solutions and we disassemble aircraft and engines into parts. AerCap Materials sells airframe parts to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors.

Our business strategy
We develop and grow our aviation leasing business by executing on our focused business strategy, the key components of which are as follows:
Manage the profitability of our flight equipment portfolio
Our ability to profitably manage flight equipment throughout their lifecycle depends, in part, on our ability to successfully source acquisition opportunities of new and used flight equipment at favorable terms, as well as our ability to secure long-term funding for such acquisitions, lease flight equipment at profitable rates, minimize downtime between leases and associated maintenance expenses and opportunistically sell aircraft. We manage the long-term profitability of our flight equipment portfolio by:
•purchasing flight equipment directly from manufacturers;
•entering into purchase and leaseback transactions with airlines;
•using our global customer relationships to obtain favorable lease terms for flight equipment and maximizing utilization;
•maintaining diverse sources of global funding;
•optimizing our portfolio by selling flight equipment; and
•providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2021, we raised $30.5 billion of financing, including note issuances in the capital markets, bank debt and revolving credit facilities, $24 billion of which was for the purpose of financing the GECAS Transaction.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive aircraft purchase opportunities that may arise. As of December 31, 2021, we had $10.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt and $1.7 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of flight equipment to generate additional cash flows. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
Manage our flight equipment portfolio
We intend to maintain an attractive portfolio of in-demand flight equipment by acquiring new flight equipment directly from manufacturers, executing purchase and leaseback transactions with airlines, assisting airlines with refleetings and pursuing other opportunistic transactions. We rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being offered at attractive prices or that we believe will experience an increase in demand over a prolonged period of time. In addition, we intend to continue to rebalance our portfolio through sales to maintain the appropriate mix of flight equipment by customer concentration, asset, age and type.

Maintain a diversified and satisfied customer base
We operate our business on a global basis, leasing flight equipment to customers in every major geographical region. We have active customer relationships with approximately 300 customers around the world. These customer relationships are either with existing customers or airlines with which we maintain regular dialogue in relation to potential transaction opportunities. Our relationships with these airlines help us place new flight equipment and remarket existing flight equipment. We monitor our lessee exposure concentrations by both customer and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of assets and service, to all of our customers. We have successfully worked with many customers to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aviation assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.
Allocate capital efficiently
We seek to deploy our capital efficiently to provide the best long-term returns for our investors. We have a broad range of options for deployment of capital, including investment in flight equipment, repayment of debt, mergers and acquisitions and the return of capital to shareholders. We have deployed our capital across all of these areas in the past and will continue to seek opportunities to do so in the future.
Joint ventures
We conduct some of our business through joint ventures. The joint venture arrangements allow us to obtain stable servicing revenues and diversify our exposure to the economic risks related to aircraft and engines.
Shannon Engine Support Ltd
Following the GECAS Transaction, SES is a joint venture 50% owned by us and 50% owned by Safran Aircraft Engines. SES is headquartered in Shannon, Ireland, with marketing offices in Beijing, China and Budapest, Hungary. SES offers spare engine solutions to CFM International operators, including guaranteed pool access, short-term and long-term leases, trading and exchanges, all of which can be structured and combined to meet an individual airline’s fleet requirements. SES’s spare engine pools are located at certified MRO facilities around the world, close to international logistics hubs, to easily support airlines operating CFM56 and LEAP powered aircraft. We account for our investment in SES under the equity method of accounting.
Refer to Note 10—Associated companies to our Consolidated Financial Statements included in this annual report for further details on our joint ventures.
Relationship with Airbus, Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2021 and our order backlog. We were also the launch customer of the Embraer E2 program. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities.
Competition
The aviation leasing and sales business is highly competitive, and we face competition from other aviation leasing companies, airlines, aviation manufacturers, aviation brokers and financial institutions. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet customer requirements. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas.

Insurance
Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our flight equipment, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the asset.
In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft (in each case, at a value stipulated in the relevant lease which typically exceeds the aircraft net book value by 10%) and hull war risks insurance covering risks such as hijacking and terrorism and, where permitted, including confiscation, expropriation, nationalization and seizure (subject to adjustment or fleet or policy aggregate limits in certain circumstances and customary exclusions). Our lessees are also required to carry aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of an asset. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessees’ insurance brokers.
We also purchase insurance which provides us with coverage when our assets are not subject to a lease or where a lessee’s policy fails to indemnify us. In addition, we carry customary insurance for our property, which is subject to customary deductibles, limits and exclusions. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.
Regulation
While the air transportation industry is highly regulated, we generally are not directly subject to most of these regulations, as we do not operate our assets. Our lessees are subject, however, to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our assets. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of flight equipment are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair.
In October 2016, ICAO adopted CORSIA, a global market-based scheme aimed at reducing carbon dioxide emission from international aviation that will become mandatory in 2027. At least 107 countries including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA in 2022. Limitations on emissions such as ETS and CORSIA could favor younger, more fuel-efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emissions restrictions will be passed, and if passed what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
In addition, under our leases, we may be required, in some instances, to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the leased assets. Also, to perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we are required to have a license from the Irish regulatory authorities, which we have obtained.
The United States, among other jurisdictions, regulates the export of goods, software, technology, and military items from the United States. In addition to the Office of Foreign Assets Control, two principal U.S. Government agencies have regulatory authority in this area. The U.S. Department of State, Directorate of Defense Trade Controls (“DDTC”) administers the International Traffic in Arms Regulations (“ITAR”) and the U.S. Department of Commerce, Bureau of Industry and Security administers the Export Administration Regulations (“EAR”).

ITAR and EAR compliance are an integral part of AerCap compliance activities. As a result of the GECAS Transaction, Milestone Aviation, a helicopter operating lessor which engages in defense trade activities, became a wholly-owned subsidiary of AerCap. While our fleet is comprised of civil helicopters, certain of the helicopters (generally helicopters configured for search and rescue (“SAR”) or police services missions) are equipped with controlled equipment covered by active ITAR licenses. In view of our defense trade activities, The Milestone Aviation Group LLC is registered with DDTC as an exporter and broker under ITAR. The controlled equipment in our fleet may require prior authorizations to be exported to certain jurisdictions. Any failures by us or our customers or suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, investigations, adverse publicity or restrictions on its ability to continue to engage in business activities involving controlled equipment, and repeat failures could carry more significant penalties. Any changes in export or sanctions regulations may further restrict business activities involving controlled equipment. The length of time required by the licensing processes can vary, potentially delaying helicopter lease transactions and the recognition of the corresponding revenue.
Please refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory and legal exposure of our business—We are subject to various risks and requirements associated with transacting business in many countries” and “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory and legal exposure of our business—Our assets are subject to various environmental regulations and concerns,” for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.
Litigation
Please refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
Trademarks
We have registered the “AerCap” name with the European Union Intellectual Property Office and the United States Patent and Trademark Office, as well as filed the “AerCap” trademark with the World Intellectual Property Organization International (Madrid) Registry and various local trademark authorities. The Milestone Aviation Group LLC has registered the “Milestone” trademark with the United States Patent and Trademark Office, the European Union Intellectual Property Office, and various local trademark authorities.
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
Sustainability and community
During 2021, the Board of Directors discussed and reviewed our approach to environmental, social and governance (“ESG”) related topics and other values that contribute to a culture focused on long-term value creation. In April 2021, we published a new ESG report, which was prepared in accordance with the Global Reporting Initiative Standards: Core option, which is publicly available on our website and not incorporated by reference into this annual report. The report sets forth in detail our commitment to growing our business in a responsible and sustainable way. In December 2021, our Board of Directors established an ESG Committee, which aims to enhance AerCap’s governance of ESG-related risks and opportunities and reflects AerCap’s aspiration to be a leader in this space. The committee comprises three board-level independent directors and members of the AerCap senior leadership team. These individuals have relevant experience in areas such as governance, sustainability, energy efficiency, charitable outreach, financial reporting and reputational risk management. This approach is designed to provide dedicated oversight to ESG issues at the highest level.

Renewing our aircraft portfolio through the acquisition of new, modern technology aircraft while disposing of older aircraft has a positive impact on the environment, as these new technology aircraft produce significantly lower emissions than older aircraft and engines, thus helping AerCap and our airline customers to reduce their environmental footprint. AerCap is committed to the efficient use of resources and the reduction of unnecessary waste. Our head office in Dublin has been certified for sustainability in the areas of building materials, energy and water use and accessibility. Our office buildings in Los Angeles and Singapore hold similar green building certifications. The Company has invested resources to improve greenhouse gas emissions and corresponding mitigating initiatives.

Our Board of Directors along with members of the AerCap senior leadership team oversee our human capital management. We have zero tolerance of human rights violations, including modern day slavery, child labor and human trafficking, and we monitor for occurrences of these both in our operations and through our supply chain. We have a diverse workforce with employees from over 25 countries around the world. We align our non-discrimination policies with local laws in the locations where we operate, and we see great value in the diversity of cultural, ethnic, gender, social and education backgrounds as we serve customers in over 80 different countries around the world.
We actively seek to hire and retain talented employees and remunerate our employees with what we believe are attractive packages that are competitive with or superior to our peers. This includes not only competitive salaries and benefits, but also performance based-bonuses and employee share schemes. In addition, we also provide opportunities for employees to move within the organization through continuous development programs, industry insights and training and knowledge sharing sessions as well as through well-being initiatives.
We participate in a number of charitable events and industry-related educational programs. Through our social responsibility program, we encourage employees to support local and national organizations that strengthen the communities in which they live and operate. Our employee-led CSR Committee oversees the selection of charitable themes and charity partners and the implementation of charitable donations and activities. A number of our charitable donations involve the matching of funds raised through employee team efforts for the benefit of local community projects. We, along with other major aircraft leasing companies, are a founder and sponsor of a prestigious master’s degree in aviation finance program at a renowned university. In addition to sponsorship, this program involves lectures by some of our key employees and internships provided by the Company to a number of international students from the program, in line with the global nature and identity of the Company and our business. In August 2021, we launched a four-year scholarship program, providing ten scholarships to students of the Faculty of Engineering at the International School of Engineering at Chulalongkorn University, Thailand’s number one ranked university and a world-class leader in aerospace engineering education. In addition to the scholarships, AerCap will provide a range of tailored support to students, including guest lectures and workshops, and summer internships. As part of the scholarship program, final year students will undertake a research project in collaboration with AerCap which will focus on our environmental objectives to reduce our carbon footprint and to drive sustainable growth for our airline customers and the wider aviation industry.
GECAS Integration
Following the completion of the GECAS Transaction, we have focused, and will continue to focus, on integration while maintaining the efficiency of our operations in order to achieve our operational, financial and strategic objectives. Since the completion of the GECAS Transaction, we have continued to execute our business strategy described above.

Aircraft portfolio
The following table presents our aircraft portfolio by type of aircraft as of December 31, 2021:

Aircraft type	Number of owned aircraft	% Net Book Value	Number of managed aircraft	Number of on order aircraft (b)	Total owned, managed and on order aircraft
Passenger Aircraft	1,685	97%	189	417	2,291
Airbus A220 Family	1	—	—	10	11
Airbus A320 Family	530	13%	76	—	606
Airbus A320neo Family	312	27%	15	265	592
Airbus A330	74	3%	10	—	84
Airbus A330neo Family	—	—	—	12	12
Airbus A350	44	10%	6	—	50
Boeing 737 MAX	45	3%	1	67	113
Boeing 737NG	366	13%	79	—	445
Boeing 777-200ER	21	—	—	—	21
Boeing 777-300 / 300ER	49	5%	1	—	50
Boeing 787	99	20%	1	25	125
Embraer E190 / E195 / E2	73	2%	—	33	106
Other (a)	71	1%	—	5	76
Freighter Aircraft	71	3%	7	—	78
Boeing 737	45	2%	7	—	52
Boeing 747 / 767 / 777	26	1%	—	—	26
Total	1,756	100%	196	417	2,369

(a) Other includes 71 owned aircraft (including 26 Embraer E170/175 aircraft; 22 Boeing 767 aircraft; 19 ATR and De Havilland Canada DHC-8-400 aircraft and four Boeing 757 aircraft) and five regional jet aircraft on order.
(b) Excludes aircraft for which we have cancellation rights, and aircraft with contractual sales at delivery.

The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31, 2021:

	As of December 31,
Aircraft type	2021	2020	2019	2018	2017
Passenger Aircraft	97%	100%	100%	100%	100%
Airbus A220 Family	—	—	—	—	—
Airbus A320 Family	13%	13%	14%	16%	21%
Airbus A320neo Family	27%	23%	18%	14%	7%
Airbus A330	3%	4%	7%	9%	11%
Airbus A350	10%	10%	10%	10%	7%
Boeing 737 MAX	3%	1%	1%	1%	—
Boeing 737NG	13%	15%	16%	19%	22%
Boeing 777-200ER	—	1%	1%	1%	2%
Boeing 777-300/300ER	5%	3%	4%	5%	6%
Boeing 787	20%	29%	28%	25%	22%
Embraer E190/195/E2	2%	1%	1%	—	—
Other	1%	—	—	—	2%
Freighter Aircraft	3%	—	—	—	—
Boeing 737	2%	—	—	—	—
Boeing 747 / 767 / 777	1%	—	—	—	—
Total	100%	100%	100%	100%	100%

New technology aircraft (a)	61%	63%	58%	49%	37%

(a)New technology aircraft includes Airbus A220 Family, Airbus A320neo Family, Airbus A350, Boeing 737 MAX, Boeing 787 and Embraer E2 aircraft.
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. Most jurisdictions have now approved the Boeing 737 MAX return to service, including the United States, China and Europe. As of December 31, 2021, we had 43 Boeing 737 MAX aircraft delivered and on lease, and a further 67 Boeing 737 MAX aircraft on order, excluding aircraft for which we have cancellation rights. Refer to “Item 3. Key Information—Risk Factors—Risks related to competition and the aviation industry—The financial instability of an aircraft or engine manufacturer could impact delivery of our aircraft on order and negatively affect our cash flow and results of operations.”

During the year ended December 31, 2021, we had the following activity related to owned aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	863	76	—	939
GECAS Transaction	662	157	4	823
Aircraft purchases	45	—	—	45
Aircraft reclassified to held for sale	(27)	—	27	—
Aircraft sold or designated for part-out	(33)	—	(18)	(51)
Aircraft reclassified from investment in finance leases, net	7	(7)	—	—
Number of owned aircraft at end of period	1,517	226	13	1,756
Aircraft on order
The following table details our 417 aircraft on order as of December 31, 2021:

Aircraft type	2022	2023	2024	2025	2026	Thereafter	Total
Airbus A220 Family	7	3	—	—	—	—	10
Airbus A320neo Family	58	63	51	48	28	17	265
Airbus A330neo Family	1	5	6	—	—	—	12
Boeing 737 MAX	6	15	18	21	7	—	67
Boeing 787	3	5	5	6	3	3	25
Embraer E190/195-E2	5	—	11	17	—	—	33
Other	—	—	—	—	5	—	5
Total	80	91	91	92	43	20	417
Due to our order book of aircraft, we believe that we are well-positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, maintenance, repair and overhaul service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions. Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large-scale committed funding to acquire new and used aircraft.
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
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2021, we purchased 45 aircraft and sold 51 aircraft from our owned portfolio.

History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006. AerCap is the global leader in aviation leasing with 2,369 aircraft owned, managed or on order, over 900 engines (including engines owned by our Shannon Engine Support joint venture), over 300 owned helicopters, and total assets of $74.6 billion as of December 31, 2021. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Amsterdam, Shanghai, Abu Dhabi and other locations. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2021, we had 250,347,345 ordinary shares issued, including 245,395,448 ordinary shares issued and outstanding, and 4,951,897 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 5,822,811 shares of unvested restricted stock.
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
AerCap completed the acquisition of the GECAS business from GE on November 1, 2021. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. In connection with the GECAS Transaction, GE appointed one member to join the Board of Directors of AerCap, bringing the number of directors serving on AerCap’s Board of Directors to ten. Additionally, pursuant to the shareholder agreement between AerCap and GE, for as long as GE and its wholly owned subsidiaries, collectively, beneficially own at least 10% of our outstanding shares, GE will be entitled to designate a second director for appointment to AerCap’s Board of Directors. The GE shares are subject to a lock-up period which will expire in stages from nine to 15 months after the Closing Date. GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights. Refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report.
Our primary capital expenditure is the purchase of flight equipment under purchase agreements with the manufacturers (primarily, Airbus, Boeing and Embraer for aircraft). Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Purchase of flight equipment	$1,703,395	$778,547	$3,359,092
Prepayments on flight equipment	86,386	405,178	1,369,400

Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease that began in December 2015, which has a termination right, at our option, in 2031. We lease our Shannon, Ireland office facilities under four separate leases, one of which expires in 2033 with an option to terminate in 2029 and three of which expire in 2029 with options to terminate in 2024. We lease our Singapore office facility under three leases that expire by February 2024. In January 2022 we entered into a lease for our Miami office facility that expires in December 2034. In addition to the above facilities, we also lease small offices in various locations around the world including Dublin, Ireland, Amsterdam, The Netherlands, Shanghai, China, Dubai, United Arab Emirates and Abu Dhabi, United Arab Emirates.
Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aviation assets. As of December 31, 2021, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2021, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) (“AerCap Ireland”), AerCap Ireland Capital DAC (Ireland), AerCap Global Aviation Trust (United States) (“AerCap Trust”), AerCap Aviation Leasing Limited (Ireland), Celestial Aviation Funding Unlimited Company (Ireland) and Celestial Aviation Services Limited (Ireland). Refer to Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
        You should read this discussion in conjunction with our audited Consolidated Financial Statements and the related notes included in this annual report. Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. Refer to “Item 3. Key Information—Risk Factors” and “Special Note About Forward Looking Statements.”
Overview
Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2021 was $1 billion, compared to a net loss of $299 million for the year ended December 31, 2020. For the year ended December 31, 2021, diluted earnings per share was $6.71 and the weighted average number of diluted shares outstanding was 149,005,981. Net interest margin, the difference between basic lease rents and interest expense, excluding the mark-to-market of interest rate caps and swaps, was $2.6 billion for the year ended December 31, 2021. Annualized net spread less depreciation and amortization was 2.2% for the year ended December 31, 2021. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for a reconciliation of net interest margin, annualized net spread and annualized net spread less depreciation and amortization to the most closely related U.S. GAAP measure for the years ended December 31, 2021 and 2020.

Major developments in 2021
The Covid-19 pandemic and responsive government actions continue to cause economic disruption and a reduction in commercial airline traffic as compared to pre-pandemic levels, resulting in an adverse impact on air travel in certain jurisdictions, the aviation industry and the demand for commercial aircraft. Despite the ongoing challenges of the Covid-19 pandemic, in 2021 AerCap:
•Completed the GECAS acquisition on November 1, 2021, making AerCap the worldwide industry leader across all areas of aviation leasing: aircraft, engines and helicopters;
•Raised $30.5 billion of financing, including note issuances in the capital markets, bank debt and revolving credit facilities, $24 billion of which was for the purpose of financing the GECAS Transaction;
•Completed purchases of 45 new technology aircraft for approximately $2.2 billion;
•Completed sales of 51 owned aircraft, with an average age of 18 years, for aggregate proceeds of approximately $0.8 billion;
•Executed a total of 438 transactions, including 311 lease agreements; and
•Received an ESG Rating of “A” from MSCI Inc., an improvement from our previous ESG rating of “BBB.”
Aviation assets
During the year ended December 31, 2021, we purchased 45 owned aircraft, five engines and eight helicopters for approximately $2.4 billion. As of December 31, 2021, we owned 1,756 aircraft and managed 196 aircraft. We also owned or managed over 900 engines (including engines owned by SES) and over 300 helicopters. As of December 31, 2021, we had 417 new aircraft on order. The average age of our fleet of 1,756 owned aircraft, weighted by net book value, was 7.1 years as of December 31, 2021.
Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Nearly all of our aircraft lease agreements provide for the periodic payment of a fixed or a floating amount of rent. Floating rents for aircraft are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2021, 1.2% of our basic lease rents from aircraft under operating leases was attributable to leases with lease rates tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:
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

As of December 31, 2021, 1,624 of our 1,756 owned aircraft were on lease, with no lessee representing more than 10% of total lease revenue for the year ended December 31, 2021. As of December 31, 2021, our owned aircraft portfolio included 132 aircraft that were off-lease. As of March 25, 2022, of the 132 aircraft, 55 were re-leased or under commitments for re-lease, 43 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), 27 aircraft were being marketed for re-lease (which represented approximately 1% of the aggregate net book value of our fleet) and seven aircraft were sold.
Net gain on sale of assets
Our net gain on sale of assets is generated from the sale of our flight equipment and is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. The timing of aircraft sale closings is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sale of assets recorded in one reporting period may not be comparable to net gain on sale of assets in other reporting periods.
Other income
Other income consists of proceeds from claims sales, interest revenue, management fee revenue, insurance proceeds and income related to other miscellaneous activities.
Our interest revenue is derived primarily from interest on unrestricted and restricted cash balances and on financial instruments we hold, such as notes receivable, loans receivable and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by our unrestricted or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.
We generate management fee revenue by providing management services to non-consolidated aircraft securitization vehicles, joint ventures, and other third parties. Our management services include aircraft asset management services, such as leasing, remarketing and technical advisory services, cash management and treasury services, and accounting and administrative services.
During the year ended December 31, 2021, we recognized $635 million of proceeds from the sale of unsecured claims in Other income. Refer to Note 23—Other income to our Consolidated Financial Statements included in this annual report.
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
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11—Quantitative and Qualitative Disclosures About Market Risk,” Note 12—Derivative financial instruments and Note 15—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts and premiums, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.

Leasing expenses
Our leasing expenses consist primarily of maintenance rights asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment expenses, and provisions for credit losses on notes receivable, trade receivables, loans and investment in finance leases, net.
Maintenance rights assets are recognized when we acquire flight equipment subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with EOL payment provisions, or our right to receive the aircraft in better maintenance condition due to aircraft maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve (“MR”) provisions, or through a lessor contribution to the lessee.
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
Selling, general and administrative expenses
Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries, benefits and severance compensation, share-based compensation expense, professional and advisory costs, office facility expenses and travel expenses, as summarized in Note 22—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors.
Income tax benefit (expense)
Our operations are taxable primarily in the two main jurisdictions in which we manage our business: Ireland and the United States. Deferred taxes are provided to reflect the impact of temporary differences between our income before income taxes and our taxable income. Our effective tax rate has varied from year to year. The primary source of temporary differences is the availability of tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived, along with the extent of permanent differences between income or loss before income taxes and taxable income.
We have tax losses in certain jurisdictions that can be carried forward, which we recognize as deferred tax assets. We evaluate the recoverability of deferred tax assets in each jurisdiction in each period based upon our estimates of future taxable income in these jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the deferred tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our income tax benefit (expense) in our Consolidated Income Statements and consequently may affect our effective tax rate in a given year.

Factors affecting our results
Our results of operations have also been affected by a variety of other factors, primarily:
•the completion of the GECAS acquisition;
•the severity, extent and duration of the Covid-19 pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions, and the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the number, type, age and condition of the flight equipment we own;
•aviation industry market conditions, including general economic and political conditions;
•the demand for our flight equipment and the resulting lease rates we are able to obtain for our flight equipment;
•the availability and cost of debt capital to finance purchases of flight equipment;
•the purchase price we pay for our flight equipment;
•the number, type and sale price of flight equipment, or parts in the event of a part-out of flight equipment, we sell in a period;
•the ability of our lessees to meet their lease obligations, and the timing thereof, and maintain our flight equipment in airworthy and marketable condition;
•the utilization rates of our flight equipment;
•the recognition of non-cash share-based compensation expense related to the issuance of restricted stock units or restricted stock;
•our expectations of future maintenance reimbursements and lessee maintenance contributions;
•interest rates, which affect our lease revenues, our interest expense and the market value of our interest rate derivatives;
•our ability to fund our business; and
•our ability to recover claims related to airline bankruptcies or other restructurings.

Factors affecting the comparability of our results
GECAS Transaction
AerCap completed the acquisition of GECAS on November 1, 2021. The results of GECAS’s operations have been included in our consolidated financial statements since November 1, 2021. The acquired GECAS business contributed total revenues and other income of $0.4 billion and net income of $49 million to AerCap for the period beginning November 1, 2021, and ended December 31, 2021. Refer to Note 4—GECAS Transaction for further details.
During 2021, we recognized transaction and integration-related expenses of $335 million related to the GECAS Transaction.
During 2020, we did not recognize any transaction-related expenses.
Asset impairment charges
During 2021, we recognized impairment charges of $128.4 million related to sales transactions and lease terminations.
During 2020, we recognized impairment charges of $1.1 billion related primarily to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft. In addition, we recognized impairment charges related to sales transactions and lease terminations. We also assessed our indefinite-lived goodwill assets for impairment and recognized impairment charges related to goodwill.
Cash accounting
When we determine that the collection of rental payments is no longer probable, we cease accrual-based revenue recognition on an operating lease contract and we instead recognize lease revenues using a cash accounting method (“Cash Accounting”). During 2021, we recognized a reduction in basic lease rents of $296 million due to the application of Cash Accounting.
During 2020, we recognized a reduction in basic lease rents of $311 million due to Cash Accounting.
Proceeds from sale of unsecured claims
During 2021, we recognized $635 million of proceeds from the sale of unsecured claims in other income.
During 2020, we did not recognize proceeds from the sale of unsecured claims.
Losses on debt extinguishment
During 2021, we recognized losses on debt extinguishment of $9.7 million.
During 2020, we recognized losses on debt extinguishment of $118.5 million, primarily related to the premium paid on the repurchase of debt as a result of the tender offers completed in 2020.
Gain (loss) on investment at fair value
During 2021, we recognized a gain on investment at fair value of $2.3 million.
During 2020, we recognized a loss on investment at fair value of $143.5 million.
Sales transactions
During 2021, we completed sales of 51 owned aircraft, with an average age of 18 years, for aggregate proceeds of approximately $0.8 billion.
During 2020, we completed sales of 40 owned aircraft, with an average age of 17 years, for aggregate proceeds of approximately $0.6 billion.

Trends in our business
The impact of the Covid-19 pandemic has had a dramatic impact on aviation. Overall global passenger traffic, measured in revenue passenger kilometers, rose in 2021, but was still only 42% of 2019 pre-pandemic levels, according to IATA. In March 2022, IATA estimated that global air passenger traveler numbers would recover significantly in 2022, to 83% of 2019 pre-pandemic levels. This forecast is subject to downside risk if continued or more severe travel restrictions are imposed.
We expect demand for leased aircraft to remain subdued in the short term and over the medium term we expect improvements in leased aircraft demand as air traffic continues to recover from the lows observed in 2020.
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
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the asset. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value of the flight equipment. In that case, the capitalized improvement cost is depreciated over the estimated remaining useful life of the aircraft.

	Useful Life (a)	Residual Value (b)
Passenger aircraft	25 years	15%
Freighter aircraft	35 years	15%
Helicopters	30 years	20%
Engines	20 years	60%

(a) Useful life may be determined to be a different period depending on the disposition strategy.
(b) Estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.
We periodically review the estimated useful lives and residual values of our flight equipment based on our industry knowledge, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an individual asset basis, as necessary.
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
Fair value reflects the present value of future cash flows expected to be generated from the assets, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets and industry trends.

On an annual basis, we also perform an assessment of all assets held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
Due to the ongoing Covid-19 pandemic, many of our customers continue to curtail their commercial operations and are under varying degrees of financial stress, which could result in lease defaults, lease terminations and related aircraft repossessions. The future cash flows supporting the carrying value of our flight equipment are based on current lease contracts and our estimates of future lease rates, useful lives and residual values for these assets. As a result of the Covid-19 pandemic and its impact on the aviation industry and the global economic environment, there is more uncertainty regarding the future cash flows relating to our flight equipment. A reduction in the future expected cash flows relating to our assets could result in impairment losses that could be material to our financial results.
The ongoing Covid-19 pandemic and responsive government actions continue to have an impact on international travel. While both domestic and international air travel continue to increase since the low points experienced in early 2020, in general domestic travel has been faster to recover and has been more rapid than for international travel. During the year ended December 31, 2021, the ongoing Covid-19 pandemic led governments in many countries to reimpose restrictions on international travel or to delay the relaxation of existing restrictions. As a result, the expected recovery time for international air traffic has become longer.
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
The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2021, 469 aircraft with an aggregate Asset Group value of approximately $6.8 billion were 15 years of age or older, which represented approximately 13% of our total flight equipment and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 469 aircraft were $9.9 billion, which measured on a weighted average basis was 47% in excess of the aggregate carrying value. As of December 31, 2021, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2021, seven aircraft with an Asset Group carrying value of $368.3 million did not exceed our 10% threshold, which represented less than 1% of our total flight equipment held for operating leases and lease-related assets and liabilities. The seven aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2021, and as such no impairment was recognized.
Application of the acquisition method of accounting
We applied the acquisition method of accounting and measured the identifiable assets acquired and liabilities assumed at their respective fair values on the GECAS Transaction Closing Date. These fair values were determined primarily using the income approach and were primarily based on significant inputs and assumptions that are not observable in the market. The fair value measurement of each major asset acquired and liability assumed is discussed separately below:

Flight equipment held for operating leases, net: We measured the fair value of the GECAS flight equipment in its estimated physical condition as of the Closing Date using contractual lease cash flows adjusted by lessee credit risk, estimated follow-on lease cash flows and estimated residual values. We included contracted lease cash flows in the fair value where applicable for the remainder of the existing lease terms and expected follow-on lease cash flows using estimated market lease rental rates and an estimated residual value based on the flight equipment type, age, and airframe and engine configuration, as applicable and required. The aggregate cash flows were then discounted to present value. The discount rate was based on the type and age of flight equipment and incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components. Key inputs and assumptions underlying the income approach and the projected cash flows are discussed further below:
(a)    The contracted leases were adjusted to current market rents as appropriate, and accounted for approximately 49% of the flight equipment’s fair value.

(b)    For in-production, younger aircraft, residual values were assumed after the extension of the existing lease or new lease. The residual value assumption was based on an internal model. The residual values for in-production younger aircraft accounted for approximately 28% of the flight equipment’s fair value.

(c)    For most aircraft, an extension of the existing lease or a new lease was assumed based on our knowledge of the lessee’s fleet plans and expected market lease rents. The extensions and new leases accounted for approximately 14% of the flight equipment’s fair value.

(d)    To determine the residual values for out-of-production, older aircraft that are at the end of their economic life, we assumed that these aircraft are to be sold for parts at the conclusion of their respective leases (“Part-out Residual”). The Part-out Residual values were based on an internal part-out model. Part-out Residual values accounted for approximately 9% of the flight equipment’s fair value.

(e)    The discount rate assumption is based on our knowledge of market returns and leverage and was 6.5%.

Investment in finance leases, net: We determined the fair value of the GECAS investment in finance leases, net using an income approach based on the present value of the current contracted finance leases for the remainder of the terms, and an estimated residual value where we retain the residual value risk. The cash flows were then discounted to present value using a discount rate of 6.5%. The discount rate incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components. Key inputs and assumptions underlying the income approach relate to the counterparty’s ability to fulfil their obligations under the existing contracts and an appropriate discount rate.
Maintenance rights asset and lease premium, net: We determined the fair value of the GECAS maintenance rights assets associated with contracts with EOL compensation provisions based on the present value of the expected cash flows, measured as the difference between the aircraft physical maintenance condition at the Closing Date and the specified contractual return condition at the end of the respective lease term, adjusted for the credit risk of the lessee. The fair value of the maintenance rights assets associated with contracts where the lessee provides maintenance reserve payments based on usage during the lease term was determined based on the present value of reimbursements to lessees for maintenance events relating to pre-acquisition usage expected during the remaining post-acquisition lease term. The expected cash flows of the EOL compensation provision and maintenance reserve-paying lease contracts are discounted at market rates of return that reflect the relative risk of achieving the expected cash flows of the assets and the time value of money.
We determined the fair value of the lease premium based on the present value of the expected cash flows calculated as the difference between the contractual lease payments, adjusted for lessee credit risk, and the lease payments that the aircraft could generate over the remaining lease term based on current market rates.
Accrued maintenance liability: We determined the fair value of the GECAS maintenance liabilities, including amounts we agreed to contribute to certain maintenance events that the lessee incurs during the lease term (“Lessor Contributions”) relating to pre-acquisition aircraft usage. The fair value was determined based on the present value of expected cash outflows during the remaining lease term consisting of expected reimbursements of maintenance reserves and expected lessor contributions at the time of the forecasted maintenance event. These two cash flows are based on estimated maintenance intervals and estimated cost to perform the maintenance event. The cash flows were discounted to their respective present values using a market rate of return that reflects the relative risk of the cash flows and the time value of money.

Income taxes: AerCap and GECAS have agreed to treat the GECAS Transaction as a deemed “asset sale” for U.S. federal income tax purposes and will, with respect to each target entity that is a domestic corporation for U.S. federal income tax purposes, jointly make an election under Section 338(h)(10) of the Internal Revenue Code, as amended (the “Code”), to similarly treat such stock purchases for legal purposes as deemed asset sales for U.S. federal income tax purposes. As a result of the tax structure of this transaction, AerCap will have a tax basis equal to fair market value (a “step-up”) in certain of the legacy GECAS U.S.-owned assets, including flight equipment. In the months following closing, a significant portion of the legacy GECAS U.S.-owned assets and related liabilities were transferred to Ireland. These assets and liabilities are subject to corporation tax in Ireland.
Recent accounting standards adopted during the year ended December 31, 2021
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020

	Year Ended December 31,		Increase/ (Decrease)
	2021	2020
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$3,891,089	$3,761,611	$129,478
Maintenance rents and other receipts	520,914	559,395	(38,481)
Lease revenue	4,412,003	4,321,006	90,997
Net gain on sale of assets	89,428	89,618	(190)
Other income	722,574	83,005	639,569
Total Revenues and other income	5,224,005	4,493,629	730,376
Expenses
Depreciation and amortization	1,737,925	1,645,373	92,552
Asset impairment	128,409	1,086,983	(958,574)
Interest expense	1,230,466	1,248,225	(17,759)
Loss on debt extinguishment	9,713	118,460	(108,747)
Leasing expenses	319,022	323,535	(4,513)
Selling, general and administrative expenses	317,888	242,161	75,727
Transaction and integration-related expenses	334,966	—	334,966
Total Expenses	4,078,389	4,664,737	(586,348)
Gain (loss) on investment at fair value	2,301	(143,510)	145,811
Income (loss) before income taxes and income of investments accounted for under the equity method	1,147,917	(314,618)	1,462,535
Income tax (expense) benefit	(162,537)	17,231	(179,768)
Equity in net earnings of investments accounted for under the equity method	24,051	2,464	21,587
Net income (loss)	$1,009,431	$(294,923)	$1,304,354
Net income attributable to non-controlling interest	(8,924)	(3,643)	(5,281)
Net income (loss) attributable to AerCap Holdings N.V.	$1,000,507	$(298,566)	$1,299,073
Basic lease rents.    The increase in basic lease rents of $129.5 million, or 3%, was attributable to:
•the acquisition of assets, between January 1, 2020 and December 31, 2021, including the assets acquired as part of the GECAS Transaction, with an aggregate net book value of $28.8 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $161.3 million;
•an increase in basic lease rents of $41.7 million primarily due to re-leases and extensions at higher rates. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period; and
•a $14.2 million lower impact on basic lease rents as a result of the application of Cash Accounting during the year ended December 31, 2021 compared to the year ended December 31, 2020;
partially offset by
•the sale of 91 aircraft between January 1, 2020 and December 31, 2021 with an aggregate net book value of $1.1 billion on their respective sale dates, resulting in a decrease in basic lease rents of $87.7 million.

Maintenance rents and other receipts.    The decrease in maintenance rents and other receipts of $38.5 million, or 7%, was attributable to:
•a decrease of $129.4 million in maintenance revenue and other receipts from early lease terminations;
partially offset by
•an increase of $90.9 million in regular maintenance rents, including regular maintenance rents related to the GECAS Transaction.
Net gain on sale of assets.    The decrease in net gain on sale of assets of $0.2 million was primarily due to the composition of asset sales. During the year ended December 31, 2021, we recognized proceeds of $836.2 million primarily relating to the sale of 51 aircraft and during the year ended December 31, 2020, we sold 40 aircraft for proceeds of $613.4 million.
Other income.    The increase in other income of $639.6 million was primarily driven by proceeds from the sale of unsecured claims during the year ended December 31, 2021.
Depreciation and amortization.    The increase in depreciation and amortization of $92.6 million, or 6%, was primarily a result of the GECAS Transaction and aircraft purchases, offset by aircraft sales.
Asset impairment.  During the year ended December 31, 2021, we recognized impairment charges of $128.4 million related to sales transactions and lease terminations. During the year ended December 31, 2020, we recognized impairment charges of $1.1 billion related primarily to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft, as well as to the write-off of goodwill. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting policies and estimates” for further information on our event-driven impairment assessments.
Interest expense.    The decrease in interest expense of $17.8 million, or 1%, was primarily attributable to:
•a decrease in the average cost of debt to 3.6% for the year ended December 31, 2021 as compared to 3.8% for the year ended December 31, 2020. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps and swaps, and debt issuance costs, upfront fees and other impacts. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on the average cost of debt;
partially offset by
•an increase in the average outstanding debt balance to $32.3 billion during the year ended December 31, 2021 from $30.2 billion during the year ended December 31, 2020, primarily resulting from debt incurred to finance the GECAS Transaction.
Loss on debt extinguishment.    During the year ended December 31, 2021, we recognized a loss on debt extinguishment of $9.7 million. During the year ended December 31, 2020, we recognized a loss on debt extinguishment of $118.5 million, primarily related to the premium paid on the repurchase of debt as a result of the tender offers completed in 2020.
Leasing expenses.    The decrease in leasing expenses of $4.5 million was primarily due to $54.7 million of higher expenses related to airline defaults and restructuring, and $39.1 million of higher aircraft transition costs and other leasing expenses offset by $59.3 million of lower lessor maintenance contributions and $39.0 million of lower maintenance rights asset amortization.
Selling, general and administrative expenses.   The increase in selling, general and administrative expenses of $75.7 million, or 31%, was primarily due to higher compensation-related expenses as a result of the GECAS Transaction.
Transaction-related expenses. During 2021, we recognized transaction-related expenses of $335.0 million related to the GECAS Transaction. Refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report for further details.
Gain (loss) on investment at fair value. During the year ended December 31, 2021 and 2020, we recognized a gain on investment at fair value of $2.3 million and a loss on investment at fair value of $143.5 million, respectively. We elected to account for an investment using the fair value option, whereby changes in the fair value based on quoted market price were recognized as a gain or loss in the Consolidated Income Statements.

Income tax (expense) benefit.    The effective tax rate was 14.2% for the year ended December 31, 2021, compared to the effective tax rate of 5.5% for the year ended 2020. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss. Refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
For Results of Operations for the year ended December 31, 2020, as compared to the year ended December 31, 2019, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021.

Liquidity and capital resources
Capital expenditures and cash commitments
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of December 31, 2021, we had commitments to purchase 417 new aircraft, excluding aircraft for which we have cancellation rights, scheduled for delivery through 2027. We also had commitments to purchase 30 engines and 16 helicopters through 2025. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

Overview of sources and uses of cash
As of December 31, 2021, our cash balance was $1.9 billion, including unrestricted cash of $1.7 billion, and we had $10.6 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt. As of December 31, 2021, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $13 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $18 billion. As of December 31, 2021, our existing sources of liquidity were sufficient to operate our business and cover approximately 2.2x of our debt maturities and contracted capital requirements for the next 12 months.
Debt
As of December 31, 2021, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $344 million, totaled $50.5 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
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
During the year ended December 31, 2021, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts, was 3.6%. As of December 31, 2021, our adjusted debt to equity ratio was 2.7 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2021 and 2020.
Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
Taxation
AerCap Holdings N.V. is incorporated in the Netherlands and headquartered in Ireland, and is not directly engaged in business within, nor has a permanent establishment in, the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings.
While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2021, $335 million out of $1.7 billion of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in “Item 10. Additional Information—Taxation—Dividend withholding tax.”

Contractual obligations
Our estimated future obligations as of December 31, 2021 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$2,655.4	$5,370.1	$7,250.0	$3,650.0	$5,250.0	$12,900.0	$37,075.5
Secured debt facilities	1,327.5	1,959.5	1,660.8	2,480.2	689.6	3,071.8	11,189.4
Subordinated debt facilities	—	—	—	—	—	2,277.2	2,277.2
Estimated interest payments (a)	1,561.6	1,394.2	1,168.8	953.3	740.8	5,557.6	11,376.3
Purchase obligations (b)	4,241.0	5,693.8	5,245.5	4,233.0	1,885.7	1,063.1	22,362.1
Operating leases (c)	46.8	49.7	46.7	12.4	6.8	30.8	193.2
Total	$9,832.3	$14,467.3	$15,371.8	$11,328.9	$8,572.9	$24,900.5	$84,473.7

(a)Estimated interest payments for floating rate debt are based on rates as of December 31, 2021 and include the estimated impact of our interest rate swap agreements.
(b)As of December 31, 2021, we had commitments to purchase 417 aircraft (including 26 purchase and leaseback transactions and excluding aircraft for which we have cancellation rights and aircraft with contracted sales at delivery), 30 engines, 16 helicopters and other commitments. The timing of our purchase obligations is based on current estimates. We have incorporated expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.
(c)Represents contractual payments on aircraft that we lease in from corporate aircraft owners and contractual payments on our office and facility leases. Refer to Note 17—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.

Historical Information
The following table presents our consolidated cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(U.S. Dollars in millions)
Net cash provided by operating activities	$3,693.8	$2,130.4
Net cash used in investing activities	(23,458.9)	(712.3)
Net cash provided by (used in) financing activities	20,183.8	(1,225.3)
Cash flows provided by operating activities.    During the year ended December 31, 2021, our net cash provided by operating activities of $3.7 billion was the result of a net profit of $1.0 billion, other adjustments to net income of $2.1 billion, collections of finance leases of $124.3 million, and the net change in operating assets and liabilities of $475.2 million. During the year ended December 31, 2020, our net cash provided by operating activities of $2.1 billion was the result of a net loss of $294.9 million, other adjustments to net loss of $3.0 billion, and collections of finance and sales-type leases of $68.1 million, partially offset by the net change in operating assets and liabilities of $654.7 million.
Cash flows used in investing activities.    During the year ended December 31, 2021, our net cash used in investing activities of $23.5 billion primarily consisted of the acquisition of GECAS (net of cash acquired) of $22.5 billion and purchase of aircraft of $1.8 billion, partially offset by cash provided by asset sale proceeds of $824.0 million. During the year ended December 31, 2020, our net cash used in investing activities of $712.3 million primarily consisted of cash used for the purchase of aircraft of $1.2 billion, partially offset by cash provided by asset sale proceeds of $471.4 million.
Cash flows provided by (used in) financing activities.    During the year ended December 31, 2021, our net cash provided by financing activities of $20.2 billion primarily consisted of cash provided by new financing proceeds, net of debt repayments and debt issuance costs, of $20.1 billion, net receipts of maintenance and security deposits of $159.5 million, the repurchase of shares and payments of tax withholdings on share-based compensation of $76.2 million, and cash used for the payment of dividends to our non-controlling interest holders of $0.3 million. During the year ended December 31, 2020, our net cash used in financing activities of $1.2 billion primarily consisted of cash used for new financing proceeds, net of debt repayments and debt issuance costs, of $867.5 million, net receipts of maintenance and security deposits of $227.1 million, the repurchase of shares and payments of tax withholdings on share-based compensation of $127.8 million, and cash used for the payment of dividends to our non-controlling interest holders of $2.9 million.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Refer to Note 28—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$16,571	$8,864

Ordinary shares issued	250,347,345	138,847,345
Treasury shares	(4,951,897)	(8,448,807)
Ordinary shares outstanding	245,395,448	130,398,538
Shares of unvested restricted stock	(5,822,811)	(2,552,346)
Ordinary shares outstanding, excluding shares of unvested restricted stock	239,572,637	127,846,192

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$69.17	$69.34
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

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Percentage Difference
	2021	2020
	(U.S. Dollars in millions)
Basic lease rents	$3,891	$3,762	3%
Interest expense	1,230	1,248	(1%)
Adjusted for:
Mark-to-market of interest rate caps and swaps	20	(14)	NA
Interest expense excluding mark-to-market on interest rate caps and swaps	1,250	1,234	1%
Net interest margin	$2,641	$2,528	4%
Depreciation and amortization, including maintenance rights expense	(1,745)	(1,691)	3%
Net interest margin less depreciation and amortization	$896	$837	7%

Average lease assets	$40,646	$37,145	9%

Annualized net spread	6.5%	6.8%
Annualized net spread less depreciation and amortization	2.2%	2.3%

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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$50,205	$28,742
Adjusted for:
Cash and cash equivalents	(1,729)	(1,249)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$47,351	$26,368

Equity	$16,647	$8,932
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$17,772	$10,057

Adjusted debt/equity ratio	2.66 to 1	2.62 to 1

Summarized financial information of issuers and guarantors
AerCap Trust and AerCap Ireland Capital Designated Activity Company Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AerCap Ireland Capital Designated Activity Company (“AICDC”) have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
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
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).
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

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of December 31, 2021, and for the year ended December 31, 2021. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
December 31, 2021
(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$8,483
Intercompany receivables	32,806
Total assets	44,631

Debt	38,726
Intercompany payables	5,650
Total liabilities	46,710
Non-controlling interest	77

Year Ended
December 31, 2021
(U.S. Dollars in millions)
Total revenues and other income (a)	$2,206
Total expenses (b)	1,347
Income before income taxes and income of investments accounted for under the equity method	859
Net income	753
Net income attributable to AerCap Holdings N.V.	753

(a)Total revenues include interest income from non-obligor entities of $635 million.
(b)Total expenses include interest expense to non-obligor entities of $16 million.

Item 6.    Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Paul Dacier	64	Non-Executive Chairman of the Board of Directors	May 2010	2025 AGM
Aengus Kelly	48	Executive Director and Chief Executive Officer	May 2011	2026 AGM
Julian (Brad) Branch	67	Non-Executive Director	April 2018	2022 AGM
Stacey Cartwright	58	Non-Executive Director	April 2019	2023 AGM
Rita Forst	66	Non-Executive Director	April 2019	2023 AGM
Richard (Michael) Gradon	62	Non-Executive Director	May 2010	2022 AGM
James (Jim) Lawrence	69	Non-Executive Director	May 2017	2025 AGM
Jennifer VanBelle	53	Non-Executive Director	November 2021	2025 AGM
Michael Walsh	55	Non-Executive Director	May 2017	2025 AGM
Robert (Bob) Warden	49	Non-Executive Director	July 2006	2022 AGM
Officers
Peter Juhas	50	Chief Financial Officer
Brian Canniffe	49	Group Treasurer
Peter Anderson	46	Chief Commercial Officer
Vincent Drouillard	46	General Counsel
Joe Venuto	62	Chief Technical Officer
Anton Joiner	51	Chief Risk Officer
Jorg Koletzki	54	Chief Information Officer
Risteard Sheridan	47	Company Secretary and Chief Compliance Officer
Theresa Murray	54	Head of Human Resources
Bart Ligthart	40	Chief Investment Officer
Martin Olson	59	Head of OEM Relations
John Govan	50	Head of EMEA
Bashir Hajir	54	Head of Americas
Emmanuel Herinckx	49	Head of Asia Pacific
Pat Sheedy	42	President and CEO, Milestone Aviation
Tom Slattery	50	Executive Vice President Engines
Dermot Manifold	55	Head of Commercial Operations

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

Aengus Kelly.    Mr. Kelly was appointed Executive Director and Chief Executive Officer of AerCap on May 18, 2011. Previously, he served as Chief Executive Officer of AerCap’s U.S. operations from January 2008 to May 2011. Mr. Kelly served as AerCap’s Group Treasurer from 2005 through December 31, 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation (“GPA”) in 1998 and continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting from University College, Dublin.
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
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently a Non-Executive Director of Savills PLC, Genpact and Majid al Futtaim LEC. She also Chairs the Advisory Committee of Majid al Futtaim Lifestyle. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC and a Senior Independent Director of the Football Association Ltd. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as a member of the supervisory board of Norma Group SE and ElringKlinger AG in Germany. Effective April 29, 2020, Ms. Forst became a Non-Executive Director of Westport Fuel Systems Inc. in Vancouver, Canada and, in October 2021 she was appointed a Non-Executive Director of Johnson Matthey Plc in London, UK. In addition, Ms. Forst holds an advisory board position at iwis SE & Co. KG in Germany. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior engineering and management positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (U.S.) and the Darmstadt University of Applied Technology (Germany).

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
Jennifer VanBelle.    Ms. VanBelle has been a Director of AerCap since November 1, 2021. She is currently Senior Vice President, GE Capital CEO, and Treasurer of GE and GE Capital. Ms. VanBelle became CEO of GE Capital in January 2021, expanding her role as GE Treasurer. She was named Treasurer in January 2018, after spending two years as Capital Markets leader. From 2012 to 2016, Ms. VanBelle was Chief Risk Officer—Capital Management for GE Capital and she served as Deputy Treasurer GE Treasury from 2007 to 2012. After spending several years at Chemical Bank and ING, she joined GE in 1998 and has served in a range of capital markets and risk management roles. Ms. VanBelle holds a B.A. degree in Economics from Bates College and an MSc in Finance from the London Business School.
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

Peter Anderson.  Mr. Anderson was appointed Chief Commercial Officer in March 2021, overseeing AerCap’s worldwide leasing business, including marketing, pricing and commercial execution. During his career at AerCap, Mr. Anderson has served as Head of EMEA and as Head of Asia Pacific and China, managing AerCap’s leasing activities teams in those regions. From 2011, Mr. Anderson worked in the leasing team at ILFC, establishing and leading the Singapore office until AerCap’s acquisition of ILFC in 2014. Mr. Anderson has also held positions at Hong Kong Aviation Capital and at Allco Finance Group in both Sydney and London, specializing in aircraft leasing and structured finance. Mr. Anderson earned his Master of Applied Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.
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
Risteard Sheridan. Mr. Sheridan was appointed Company Secretary in May 2020 and Chief Compliance Officer in 2019. He joined AerCap in April 2017 as Head of Internal Audit. Prior to joining AerCap, he gained extensive experience advising companies on governance, financial reporting and control/process matters while working with the professional services firms KPMG and EY. Mr. Sheridan holds a Bachelor’s degree in Business & Legal Studies and a Master’s degree in Accounting from University College Dublin and is a Fellow of Chartered Accountants Ireland.
Theresa Murray.    Ms. Murray was appointed Head of Human Resources in October 2016. She has over 25 years’ experience across all HR disciplines. Prior to joining AerCap she held the position of International HR Director at Nuance Communications. Throughout her career she has held a variety of HR and management roles, including senior positions at Telefonica and Lucent Technologies.
Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in 2018 and as Chief Investment Officer in March 2022. Mr. Ligthart has 14 years’ experience in aircraft trading and portfolio management in both wide and narrowbody aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.

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
John Govan. Mr. Govan was promoted to the position of Head of EMEA in March 2021. He previously served in the role of Vice President Leasing from 2016 to 2021. In his role, Mr. Govan is responsible for AerCap’s leasing activities across Europe, Middle East and Africa. Prior to joining AerCap, he worked in the Technical team at SMBC Aviation Capital, formerly RBS Aviation Capital, as VP Technical and was subsequently promoted to the role of SVP Airline Marketing, followed by SVP OEM Relations. Mr. Govan began his aviation career as an Aircraft Maintenance and Engineering Apprentice at Lufthansa Technik, formerly Shannon Aerospace, where he qualified as an Aircraft Maintenance Technician in 1992.
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
Emmanuel Herinckx.    Mr. Herinckx was appointed to the position of Head of Asia Pacific in July 2019. He oversees AerCap’s leasing activities across Asia Pacific and China from our office in Singapore. Mr. Herinckx joined AerCap in September 2006 as Vice President Marketing Asia Pacific. Prior to joining AerCap he worked in the Airline Marketing Departments of Airbus North America Sales, INC, Washington D.C., USA and Airbus SAS, Toulouse, France for a period of seven years. Mr. Herinckx holds a Master of Science in Air Transport Management from Cranfield University, United Kingdom.
Pat Sheedy.    Mr. Sheedy is President and CEO of Milestone Aviation. He has over 20 years of international financial services experience, including having previously led the underwriting and portfolio management function at Milestone Aviation and also having overall risk responsibility for GE Engine Leasing and GECAS’ Cargo business. Prior to joining Milestone, he spent the majority of his career working in commercial aircraft leasing, with a particular focus on Emerging Markets, covering the Middle East, Africa and Russia. He qualified as a chartered accountant with Deloitte in Ireland, where he spent four years in several roles including audit and assurance, corporate finance and corporate recovery, prior to joining GE in 2004. Mr. Sheedy obtained his Bachelor of Business Studies degree from University of Limerick and is a Fellow of the Institute of Chartered Accountants Ireland.
Tom Slattery. Mr. Slattery assumed the role of Executive Vice President of AerCap Engines following the acquisition of GECAS by AerCap in November 2021. Mr. Slattery heads the engine asset management activity of AerCap, responsible for the spare engine leasing business and the installed engine operations. He joined GE Aviation in 2000 as an engineer working on engine overhaul economics, followed by assuming several roles in GECAS, including sales and technical leadership, and in 2018, he was appointed EVP GECAS Engines. Mr. Slattery holds a Bachelor’s degree in Mechanical Engineering and a Master’s degree in Business from Cranfield University.
Dermot Manifold. Mr. Manifold was appointed Head of Commercial Operations following AerCap’s acquisition of GECAS in November 2021. He has 28 years of industry experience including management roles with responsibility for finance, pricing, asset purchasing, portfolio management and strategy. Immediately prior to joining AerCap he was EVP Commercial Operations at GECAS with responsibility for new aircraft acquisitions, portfolio placement and pricing. He qualified as a chartered accountant with PwC in Ireland, where he spent four years in roles including audit, accounting, tax and insolvency, prior to joining GE in 1993. Mr. Manifold has a Bachelor of Business Studies degree from University of Limerick and is a Fellow of the Institute of Chartered Accountants Ireland since 2003.

Compensation
Compensation of non-executive directors
We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the ESG Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone.
In addition, our non-executive directors receive an annual equity award as provided for in AerCap’s remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. The annual equity award may be supplemented by additional awards in line with AerCap’s remuneration policy in order to meet the compensation goals of the Company. As of December 31, 2021, our non-executive directors held 193,252 restricted stock units and options to acquire a total of 1,803 AerCap ordinary shares (our non-executive directors did not hold any shares of restricted stock as of December 31, 2021); these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive compensation
The aviation leasing business is highly competitive. As the global leader in aviation leasing, we seek to attract and retain the most talented and successful officers to manage our business and to motivate them with appropriate incentives to execute our strategy and to promote and encourage continued superior performance over a prolonged period of time, in support of achieving the objectives of long-term value creation and appropriate risk-taking. We have designed our compensation plans to meet these objectives.

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
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject the executive director’s incentive compensation to clawback provisions under Dutch law
As of December 31, 2021, our Group Executive Committee members were Aengus Kelly, Peter Juhas and Peter Anderson. During the year ended December 31, 2021, we paid an aggregate of approximately $13.0 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including approximately $0.4 million as part of their retirement and pension plans.
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
The Company is subject to the Netherlands’ Clawback of Bonuses Act. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be clawed back if awarded on the basis of incorrect information. In addition, any bonus that has been awarded to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be reduced if, under the circumstances, payment of the bonus would be unacceptable. As of December 31, 2021, we did not have any directors other than the executive director who were in charge of day-to-day management.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
The table below indicates the equity awards the Company granted to our Group Executive Committee members and their equity awards that vested in 2021:

	2021 Granted		2021 Vested
Aengus Kelly	3,522,591	(a)	18,345	(c)
Peter Juhas	450,000	(b)	—
Peter Anderson	—		140,400	(d)

(a)Grant of 3,022,591 shares of restricted stock, of which 6,830 were withheld to pay taxes incurred by Mr. Kelly in connection with the grant. All other taxes in connection with these awards were funded by Mr. Kelly through a transfer of 624,000 shares from Mr. Kelly to the Company. Grant of 500,000 RSUs that will only vest subject to achievement of certain share price targets; payroll tax will be withheld and deducted from the shares to be delivered at vesting.
(b)Grant of 375,000 shares of restricted stock, of which 143,563 were withheld to pay taxes incurred by Mr. Juhas in connection with the grant. Grant of 75,000 RSUs that will only vest subject to achievement of a certain share price; payroll tax will be withheld and deducted from the shares to be delivered at vesting.
(c)Vesting of 18,345 shares of restricted stock.
(d)Vesting of 140,400 shares of restricted stock.
The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2021 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock and restricted stock units, as specified in the paragraph below regarding share ownership:

	2022	2023	2024	2025	2026
Aengus Kelly	859,960	684,812	—	2,000,000	1,500,000
Peter Juhas	188,264	—	—	151,625	150,812
Peter Anderson	20,000	—	—	313,953	—
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
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. One of our non-executive directors was appointed to the Board by GE in connection with the GECAS Transaction and the shareholder agreement between AerCap and GE—refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report. Additionally, pursuant to the shareholder agreement between AerCap and GE, for as long as GE and its wholly owned subsidiaries collectively beneficially own at least 10% of our outstanding shares, GE will be entitled to designate a second director for appointment to AerCap’s Board of Directors. One of our non-executive directors (out of a total of nine) has served in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2021, was 6.8 years.
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
In 2021, the Board of Directors met on 19 occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as the GECAS Transaction, AerCap’s annual reports and annual accounts for the financial year 2020, topics for the AGM 2021, the impacts of the Covid-19 pandemic, the situation involving the grounding of the Boeing 737 MAX aircraft, secured and unsecured financing transactions and AerCap’s liquidity position, AerCap’s hedging policies, the utilization and optimization of AerCap’s portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap’s backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap’s corporate and tax structure, reports from the various Board committees, budgeting and financial planning, environmental, social and governance (“ESG”) related topics, remuneration and compensation, directors’ and officers’ succession planning, cyber security, regulatory compliance, culture and values, the impact of remote working environments, sustainability and community, governance, risk management and control and an assessment of the Board’s own functioning.
Composition of the Board
The members of our Board of Directors are from diverse professional backgrounds and combine a broad spectrum of experience and expertise with a reputation for integrity. The Board of Directors as a whole possesses a wide range of core competencies, professional backgrounds and skill sets, as outlined in the Board profile, which is determined by the Board each year. The Board Profile, which is available on the website of the Company, sets out the Board’s policy in relation to Board composition and diversity, and associated targets. The highlights of this policy include that the Board of Directors shall aim for a diverse composition, in line with the global nature and identity of the Company and its business, in terms of such factors as nationality, background, gender and age. We are committed to advancing female representation on our Board of Directors, as we believe that greater diversity of the Board of Directors will have a positive impact. Candidate directors are primarily selected on the basis of core competencies, professional backgrounds and skill sets as outlined in the Board profile. The Board of Directors comprises at least one financial expert.
Committees of the Board of Directors
As described above, the Chief Executive Officer is primarily responsible for managing our day-to-day affairs as well as other duties that have been delegated to the executive director in accordance with our articles of association and our internal rules for the Board of Directors. The Board of Directors has established a Group Executive Committee, a Group Portfolio and Investment Committee, a Group Treasury and Accounting Committee, an Audit Committee, a Nomination and Compensation Committee and an ESG Committee.
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2021, the members of our Group Executive Committee were Aengus Kelly, Peter Juhas and Peter Anderson. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.

Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2021, the members of our Group Portfolio and Investment Committee were Peter Juhas, Aengus Kelly, Robert (Bob) Warden, Bart Ligthart and Rita Forst.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2021, the members of our Group Treasury and Accounting Committee were Peter Juhas, Aengus Kelly, Paul Dacier, Brian Canniffe and Robert (Bob) Warden.
Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of our external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2021, the members of our Audit Committee were James (Jim) Lawrence (Chairman), Julian (Brad) Branch, Richard (Michael) Gradon, and Michael Walsh.
In 2021, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, our internal auditors and our external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, the GECAS Transaction and related integration considerations, including certain auditor independence matters and the related comprehensive process to select and appoint a new external auditor (refer to “Item 16F—Change in Registrant’s Certifying Accountant” for additional information), internal auditors’ reports, external auditors’ reports, external auditors’ independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditors’ audit plan for 2021, approval of other services rendered by the external auditors, internal audit reports, the internal auditors’ audit plan for 2022, the impacts of the Covid-19 pandemic, the Company’s compliance, risk management, integrity and fraud policies, the expenses incurred by the Company’s most senior officers in carrying out their duties, the Company’s tax planning policies, key transformation projects including IT and cybersecurity projects, the functioning of the Audit Committee, the Audit Committee charter and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditors and with the internal auditors without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to four non-executive directors appointed by the Board of Directors. As of December 31, 2021, the members of our Nomination and Compensation Committee were Paul Dacier (Chairman), Michael Walsh, Jennifer VanBelle, Robert (Bob) Warden and Stacey Cartwright.
In 2021, the Nomination and Compensation Committee met on five occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy. In addition, various resolutions were adopted outside of these meetings.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

ESG Committee
In December 2021, our Board of Directors established an ESG Committee, which aims to enhance AerCap’s governance of ESG-related risks and opportunities and reflects AerCap’s aspiration to be a leader in this space. The committee comprises three board-level independent directors and members of the AerCap senior leadership team. These individuals have relevant experience in areas such as governance, sustainability, energy efficiency, charitable outreach, financial reporting and reputational risk management. This approach is designed to provide dedicated oversight to ESG issues at the highest level. As of December 31, 2021, the members of our ESG Committee were Stacey Cartwright (Chair), Julian (Brad) Branch, Rita Forst, Peter Juhas, Tom Slattery and Joseph McGinley.
Share ownership
The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2021:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Ordinary shares underlying options (c)	Fully diluted ownership percentage (d)
Directors:
Paul Dacier (Chairman)	11,118	—	26,700	1,803	*
Aengus Kelly (e)	1,018,386	4,544,772	500,000	—	2.3%
Julian (Brad) Branch	5,000	—	31,016	—	*
Stacey Cartwright	—	—	24,451	—	*
Rita Forst	1,500	—	24,451	—	*
Richard (Michael) Gradon	3,656	—	23,987	—	*
James (Jim) Lawrence	208,454	—	20,000	—	*
Michael Walsh	6,897	—	20,000	—	*
Robert (Bob) Warden	13,742	—	22,647	—	*
Jennifer VanBelle	—	—	—	—	*
Total Directors	1,268,753	4,544,772	693,252	1,803
Group Executive Committee (GEC) Members:
Peter Juhas	49,849	405,780	84,921	—	*
Peter Anderson	70,183	313,953	20,000	—	*
Total Directors and GEC Members	1,388,785	5,264,505	798,173	1,803

*Less than 1.0%.
(a)All restricted stock and restricted stock units are subject to time-based, performance-based or market vesting conditions. Of these restricted stock and restricted stock units, subject to the vesting conditions, 4,311 will vest on January 1, 2022, 45,889 will vest on March 11, 2022, 20,039 will vest on April 30, 2022 (or the date of the AGM in 2022, whichever is the earlier), 842,105 will vest on May 1, 2022 (or the date of the AGM in 2022, whichever is the earlier), 20,000 will vest on June 30, 2022, 242,737 will vest on September 13, 2022, 3,608 will vest on January 1, 2023, 14,419 will vest on March 9, 2023, 5,294 will vest on April 30, 2023 (or the date of the AGM in 2023, whichever is the earlier), 670,393 will vest on May 1, 2023 (or the date of the AGM in 2023, whichever is the earlier), 160,000 will vest on December 17, 2023, 313,953 will vest on March 31, 2025, 2,151,625 will vest on April 30, 2025 and 1,650,812 will vest on April 30, 2026.
(b)Payroll tax will be withheld and deducted from the ordinary shares to be delivered at the vesting of restricted stock units, as applicable.
(c)The remaining 1,803 options expire on December 31, 2022 and carry a strike price of $13.72 per option.
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
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aviation leasing business at each of our principal geographic locations as of December 31, 2021, 2020 and 2019:

	As of December 31,
Location	2021	2020	2019
Dublin	226	200	206
Shannon	253	79	79
United States	141	44	51
Singapore	65	44	44
Other (a)	51	10	10
Total (b)	736	377	390

(a)Includes employees located in the Netherlands, China, France, the United Kingdom, the United Arab Emirates, Hong Kong, Italy, Luxembourg and Russia.
(b)Includes six part-time employees as of December 31, 2021 and one part-time employee as of December 31, 2020 and 2019, respectively.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.
Item 7.    Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our issued and outstanding ordinary shares as of December 31, 2021, based on available public filings, include: General Electric Company at 45.4% (111,500,000 shares) and Wellington Management Company, LLP at 7.6% (18,583,219 shares).
We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Refer to Note 4—GECAS Transaction, Note 10—Associated companies, Note 28—Variable interest entities and Note 29—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.
Shareholders’ Agreement, Registration Rights Agreement and Noteholder Agreement with GE Capital US Holdings, Inc. and GE
AerCap completed the acquisition of GECAS from GE on November 1, 2021. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap ordinary shares, approximately $23 billion of cash and $1 billion of AerCap senior notes. As a condition to the closing of the GECAS Transaction, AerCap and GE entered into a shareholders’ agreement (the “Shareholders’ Agreement”), a registration rights agreement (the “Registration Rights Agreement”) and a noteholder agreement (the “Noteholder Agreement”).
Board Nomination Rights
For as long as GE and its subsidiaries own at least 10% of our issued and outstanding ordinary shares, GE will be entitled to designate two directors for election to our Board of Directors, and for as long as GE owns any of the shares, GE will be entitled to designate one director for election to our Board of Directors. Subject to the provisions of the Shareholders’ Agreement, the Board of Directors will propose the GE-designated directors for appointment by the AGM. One GE-designated director will resign if GE’s aggregate ownership decreases below 10% of our outstanding shares and the second will resign if GE ceases to own any shares.

Restrictions on voting of shares
In general, GE may vote shares constituting up to 24.9% of shares able to vote (taking into consideration such voting restriction) and must abstain from voting the remainder of its shares. The voting restriction will not apply to, and GE may vote all of its ordinary shares, in connection with:
i.any transaction requiring approval of the general meeting under article 2:107a of the Dutch Civil Code, other than change of control transactions not approved by our Board of Directors;
ii. any merger or sale of substantially all of the assets of AerCap or other change of control transactions involving AerCap, in each case approved by our Board of Directors;
iii. any amendment or series of related amendments to AerCap’s organizational documents that would have a materially adverse and disproportionate effect on GE relative to AerCap’s other shareholders;
iv. any proposal at a general meeting to limit or exclude GE’s pre-emptive rights; and
v. the appointment or dismissal of directors nominated by GE.
Until GE holds less than 10% of our issued and outstanding ordinary shares, GE must abstain from voting any of its shares in connection with the election or removal of any director nominees not approved by our Board of Directors and any change of control transaction not approved by our Board of Directors. Once GE holds less than 10% of our issued and outstanding ordinary shares, GE may vote all of its shares in connection with the election or removal of any director nominees not approved by our Board of Directors and any change of control transaction not approved by our Board of Directors.
Foundation structure
In the unforeseen event that GE would challenge the enforceability of the voting restrictions in the Shareholders’ Agreement, subject to certain conditions we would be entitled to require GE to use its reasonable best efforts to transfer its shares to a Dutch foundation (“stichting”), in exchange for which GE will receive a corresponding number of registered depository receipts from the foundation which will provide GE with the economic benefits of its shares, while the voting rights will remain with the foundation. The foundation would be subject to the same voting agreement as GE, and GE would be able to instruct the foundation how to vote on the specific matters on which GE would be entitled to vote under the voting agreement provisions of the Shareholders’ Agreement. The members of the board of the foundation would be appointed by us.
Lock-up period
The ordinary shares issued to GE pursuant to the GECAS Transaction are subject to a lock-up period that will expire in stages over a nine to 15 month period following the completion of the GECAS Transaction on November 1, 2021, as follows: (i) GE may sell up to 1/3 of its AerCap ordinary shares beginning on the date that is nine months following the completion of the GECAS Transaction; (ii) 2/3 of its AerCap ordinary shares beginning on the date that is 12 months following the completion of the GECAS Transaction; and (iii) any or all of its AerCap ordinary shares beginning on the date that is 15 months following the completion of the GECAS Transaction.
Restrictions on transfer of shares
GE may not transfer more than 9.9% of the outstanding shares to any one transferee (or, to GE’s knowledge, any transferees that form a group), except in a bona fide broadly distributed underwritten public offering, and, for so long as it beneficially owns more than 5% of the outstanding shares, may not transfer any of the shares in connection with any tender offer, exchange offer or other acquisition not supported by our Board of Directors. Restrictions on the transfer of GE’s shares will not apply to transfers to us or wholly owned subsidiaries of GE (subject to certain requirements), or to transfers in connection with a merger or acquisition approved by our Board of Directors. Change of control transactions, mergers of equals or similar business combinations involving GE, and subject to certain conditions, bona fide sales, spin offs or other divestitures of whole business units or divisions of GE or is affiliates, will be considered transfers for purposes of the above restrictions.
Standstill provisions
Until the date that is six months after the first business day on which GE owns less than 10% of the issued and outstanding ordinary shares, GE will be subject to customary standstill provisions.
Preemptive rights
If we issue equity securities for cash in an amount equal to or greater than 20% of our share capital, GE will have customary preemptive rights, except to the extent such rights are limited as a matter of applicable mandatory law, to purchase the portion of the issued shares required to maintain its ownership percentage in us.

Share repurchases
If we offer to repurchase shares from other shareholders, GE is entitled to cause us to repurchase its shares pro rata.
Registration rights
The Registration Rights Agreement and Noteholder Agreement allow GE to demand registration for the resale of the 111.5 million ordinary shares and $1 billion of AerCap senior notes, respectively, in certain circumstances.
Specific performance
The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the Shareholder Agreement, the Registration Rights Agreement and the Noteholder Agreement and to enforce specifically the terms and provisions of the Shareholder Agreement, the Registration Rights Agreement and the Noteholder Agreement without proof of damages or otherwise in addition to any other remedy to which they are entitled.
Governing law, consent to jurisdiction and dispute resolution
The Shareholder Agreement is governed by Netherlands law while the Noteholder Agreement and Registration Rights Agreement are governed by Delaware law. The Shareholder Agreement provides that all disputes will be settled in the courts of Amsterdam, The Netherlands. The Noteholder Agreement and Registration Rights Agreement provide that all disputes will be brought and resolved in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County).
Item 8.    Financial Information
Consolidated statements and other financial information
Please refer to pages F-1 through F-76 of this annual report.
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
At the AGM held in 2021, our shareholders approved the GECAS Transaction, including the issuance of 111.5 million AerCap ordinary shares upon completion of the transaction. At the same meeting, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares
(i)  up to ten percent of the Company’s issued share capital; and
(ii) up to an additional ten percent of the Company’s issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.
These resolutions together, excluding the resolutions solely related to the GECAS Transaction, authorize the Board of Directors to issue ordinary shares, and grant rights to subscribe for such shares, up to a maximum of 20% of the Company’s issued share capital, subject to the conditions described in these resolutions.
Pursuant to the articles of association, an increase in the Company’s authorized share capital was approved at the AGM held in 2021. As of December 31, 2021, we had 450,000,000 authorized ordinary shares, par value €0.01 per share, of which 250,347,345 and 245,395,448 were issued and outstanding, respectively.
On the Closing Date we issued 111.5 million ordinary shares in capital of AerCap to GE in connection with the GECAS Transaction.

Preemptive rights
Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2021, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph “Issuance of ordinary shares,” which authorization is valid for a period of 18 months.
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
At the AGM held in 2021, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2021, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2021, we cancelled no ordinary shares.

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
The AGM was held on May 12, 2021. The AGM approved the GECAS Transaction as proposed, approved the re-appointment of the CEO, adopted the 2020 annual accounts and voted for all other items which required a vote.
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

Dutch statutory squeeze-out proceedings
If a person or a company or two or more group companies within the meaning of Article 2:24b of the Dutch Civil Code acting in concert hold 95% or more of a Dutch public limited liability company’s issued share capital by par value for their own account, the laws of the Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating statutory squeeze-out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.
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
Adoption of annual accounts and discharge of management liability
Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year (subject to extension of that term by our General Meeting of Shareholders). The annual accounts must be made available for inspection by shareholders at our offices from the moment that our annual General Meeting of Shareholders is convened. The annual accounts must be accompanied by an auditor’s certificate, a report of the Board of Directors and certain other mandatory information. The shareholders shall appoint an auditor, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.
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
Compliance procedures
We have various procedures and programs in place designed to ensure compliance with relevant laws and regulations, including anti-insider trading procedures, anti-bribery procedures, anti-fraud procedures, economic sanctions and export control compliance procedures, anti-money laundering procedures, ITAR-related compliance procedures, anti-trust procedures and protection of personal data procedures. Our compliance programs are maintained and supervised by the Chief Compliance Officer, and they include annual training in key compliance areas and annual certifications. The procedures are subject to regular audits by, or on behalf of, the internal audit function.
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
In 2021, the Audit Committee, working with the management of AerCap, selected a successor auditor in 2021 due to certain independence matters arising in connection with the GECAS Transaction. Refer to “Item 16F—Change in Registrant’s Certifying Accountant” for additional information.
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
U.S. resident shareholders
A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC, pursuant to a confirmation obtained from the Irish Revenue Commissioners. The simplified procedures provide that such shareholders are not required to complete the Irish Revenue Commissioners’ DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a “qualifying intermediary” as discussed further below. The confirmation from the Irish Revenue Commissioners is operative for a period of 5 years up to the end of 2024.
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
Irish stamp duty
Irish stamp duty will generally not be payable on transactions for cash in the Company’s shares, unless the transfer of the shares is related to either immovable property situated in Ireland or any interest in such property or to shares or marketable securities of an Irish incorporated company. In such cases a 1% stamp duty charge will arise for the acquirer based on the transfer consideration for the shares.
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

U.S. tax considerations
Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders’ tax consequences addresses only those persons that hold those ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including, without limitation, holders of (directly, indirectly or constructively) 10% or more of our ordinary shares (as measured by vote or value), dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to the ordinary shares as a result of such income being recognized on an applicable financing statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
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
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2021. We cannot yet make a determination as to whether we will be classified as a PFIC for 2022 or subsequent years. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.
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

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the mark-to-market election and the qualified electing fund (“QEF”) election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on “excess distributions” received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder’s holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period; (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year; and (iii) the amount allocated to each previous tax year (other than any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.
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
Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a QEF election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains; and (ii) as long-term capital gains, its pro rata share of our net capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder’s basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed Internal Revenue Service (“IRS”) Form 8621 in respect of such shares to the holder’s timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.
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

All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register of the Dutch Trade Register. Our net loss attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2020 and our total AerCap Holdings N.V. shareholders’ equity as of December 31, 2020 as set forth in our annual statutory accounts were $809.8 million and $7,852.2 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.
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
The following discussion should be read in conjunction with Note 12—Derivative financial instruments and Note 15—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest-earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The principal amount of our outstanding floating rate debt was approximately $9.5 billion, or approximately 19% of the total principal amount of our outstanding indebtedness as of December 31, 2021. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $40 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest-earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2021. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2022	2023	2024	2025	2026	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,784.1	$1,900.4	$1,185.0	$102.9	$—	$—	$16.9
Weighted average strike rate	1.8%	1.9%	1.0%	1.1%	—	—

	2022	2023	2024	2025	2026	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$2,453.1	$694.3	$—	$—	$—	$—	$(71.2)
Weighted average pay rate	2.8%	3.0%	—	—	—	—
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
Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
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

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, have evaluated, as of December 31, 2021, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021.
The Company excluded GECAS from our assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a business combination during 2021. Total assets and total revenues of GECAS, represent 44% and 8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.
Attestation report of the registered public accounting firm
KPMG, the independent registered public accounting firm that audited our 2021 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2021 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2021 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Audit fees	$8,985	$5,931
Tax fees	5,072	542
All other fees	2,826	3
Total	$16,883	$6,476
Audit Fees
Audit fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditors, such as auditing of non-recurring transactions and implementation of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.
Tax Fees
Tax fees relate to the aggregated fees for services rendered on tax compliance.
All Other Fees
All other fees primarily relate to advisory and integration projects.
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our auditors. These services may include audit services, audit related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. Our management and our auditors’ report to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on an annual basis. The Audit Committee may also pre-approve additional services on a case-by-case basis. All tax fees were approved by the Audit Committee.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.    Change in Registrant’s Certifying Accountant
(a) Previous Independent Registered Public Accounting Firm
The Irish member firm (“PwC Ireland”) of PricewaterhouseCoopers International (“PwC IL”) served as the independent registered public accounting firm for AerCap from April 30, 2018 until November 1, 2021. As described further in Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report, pursuant to the transaction agreement dated March 9, 2021, GE, AerCap and certain of their affiliates agreed to the GECAS Transaction whereby AerCap acquired the entities and assets that represented GECAS in exchange for cash and shares in AerCap. The GECAS Transaction closed on November 1, 2021.
Due to GE’s significant influence over AerCap and the continuing services member firms of PwC IL provide to GE globally, the Audit Committee of AerCap (the “Audit Committee”) and PwC Ireland concluded that upon the completion of the GECAS Transaction, PwC Ireland would no longer be independent from AerCap under applicable SEC and Public Company Accounting Oversight Board (“PCAOB”) independence rules. As a result, on November 1, 2021, PwC Ireland resigned from its role as AerCap’s independent registered public accounting firm.
The reports of PwC Ireland on the consolidated financial statements of AerCap for the fiscal years ended December 31, 2020 and 2019 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through November 1, 2021 (the “Prior Period”), there were no disagreements between AerCap and PwC Ireland on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of PwC Ireland, would have caused PwC Ireland to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements of AerCap for such years.
During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through November 1, 2021, there were no “reportable events” as set forth in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.
AerCap provided PwC Ireland with a copy of the foregoing disclosure in connection with this Annual Report on Form 20-F, and requested that they furnish us with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of PwC Ireland’s letter dated March 30, 2022, in which they stated that they agree with such disclosure, is incorporated by reference as Exhibit 15.3.
(b) New Independent Registered Public Accounting Firm
The Audit Committee, working with the management of AerCap, conducted a comprehensive Request for Proposal process (the “RFP Process”) to select a successor auditor. Following a detailed review and assessment of the RFP Process submissions by the Audit Committee and direct interactions with the potential audit teams through audit tender presentations, the Audit Committee selected the Irish member firm (“KPMG Ireland”) of KPMG IL as the audit firm in the best position to deliver a high-quality audit of AerCap. In contemplation of its appointment as independent registered public accounting firm, KPMG IL completed an evaluation of its independence under applicable SEC and PCAOB rules. KPMG IL identified certain services provided by KPMG IL member firms to AerCap and its affiliates during fiscal year 2021 prior to KPMG Ireland’s engagement as independent registered public accounting firm that under Rule 2-01 would be deemed prohibited services for fiscal year 2021 (each, a “Pre-Engagement Prohibited Service”).
These Pre-Engagement Prohibited Services comprised:
i.Certain payroll services (the “Payroll Services”). The Payroll Services consisted of monthly payroll processing (such as the production of payslips and payroll submissions to taxing authorities) and the calculation of the tax implications of a share-based compensation plan. The Payroll Services did not involve calculation of accruals, the preparation or processing of journal entries or any impermissible valuation services.
ii.A loan staff engagement with a KPMG IL manager from its management consulting department seconded to AerCap’s finance team to perform certain bookkeeping services. The loan staff was acting as the most junior member of AerCap’s finance team and the individual’s work was overseen by a number of AerCap managers and senior managers, including individuals with financial reporting oversight responsibility.
iii. Immigration and legal services for certain AerCap employees. None of the deliverables under these services were subject to audit procedures performed by KPMG IL as part of its audit of AerCap, and the services had no impact on the internal control over financial reporting of AerCap.

iv. A pre-receivership advisory engagement in connection with the enforcement of a charge over two flight simulators. This service was not subject to audit procedures performed by KPMG Ireland as part of its audit of AerCap, and the service had no impact on the internal control over financial reporting of AerCap.
During the Prior Period, AerCap did not consult with KPMG International (“KPMG IL”) regarding the application of any accounting principles to any transaction completed or proposed or the type of audit opinion that might be rendered on AerCap’s financial statements.
Each of the Audit Committee and KPMG IL has determined that, notwithstanding the Pre-Engagement Prohibited Services, a reasonable investor with knowledge of all relevant facts and circumstances would conclude that KPMG Ireland is capable of exercising objective and impartial judgment on all issues encompassed within the audit of AerCap for fiscal year 2021 and all related audit and testing procedures performed by KPMG Ireland with respect to AerCap for fiscal year 2021. Therefore, the Audit Committee approved the decision to appoint KPMG Ireland as AerCap’s independent public accounting firm for fiscal year 2021 and beyond, and KPMG Ireland was initially engaged on October 7, 2021 and became AerCap’s principal accountant effective on PwC Ireland’s resignation on November 1, 2021. Each of the Audit Committee and KPMG Ireland has reached the conclusion that KPMG Ireland is capable of exercising objective and impartial judgment for the following reasons, among others:
i.All Pre-Engagement Prohibited Services were terminated prior to KPMG Ireland being appointed AerCap’s auditor and were not provided during the professional engagement period for AerCap’s fiscal year 2021 audit.
ii.There was no overlap in personnel between KPMG IL employees conducting the audit for fiscal year 2021 and KPMG IL employees who provided Pre-Engagement Prohibited Services.
iii. Certain Pre-Engagement Prohibited Services were transitioned to third parties prior to KPMG Ireland’s engagement, meaning KPMG Ireland was at an arm’s length to the primary firm responsible for the relevant services during the professional engagement period. In particular, the new service provider for Payroll Services has recalculated the payroll expenses processed by KPMG IL for fiscal year 2021.
iv. Inputs into AerCap’s financial statements obtained through Pre-Engagement Prohibited Services for which KPMG Ireland was potentially auditing its own work product were immaterial to AerCap’s financial statements.
v.The aggregate fees paid to KPMG IL by AerCap for the Pre-Engagement Prohibited Services for fiscal year 2021 totaled only $683,200, less than the fees KPMG IL would receive in connection with audit fees, and such fees were neither significant to KPMG Ireland nor AerCap (as well as any of their relevant affiliates).
vi.Additionally, with respect to the Payroll Services:
a.The calculations involved in KPMG IL’s work in completing the Payroll Services were routine and generally mechanical in nature and based on methodologies and rules set by local tax authorities.
b.The payroll services do not relate to a critical audit matter for KPMG Ireland.
c.KPMG Ireland relied on original employment contracts and other AerCap documents for its audit procedures with respect to payroll expenses and not on the output of KPMG IL’s Payroll Services.
After considering all relevant facts and circumstances, the Audit Committee concurred with KPMG Ireland’s conclusion that, for the reasons described above, the Pre-Engagement Prohibited Services would not impair KPMG Ireland’s objectivity and impartiality with respect to the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2021.

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
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.     Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Please refer to pages F-1 through F-76 of this annual report.
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

2.5
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

2.6
Seventh Amended and Restated Credit Agreement, dated as of February 25, 2022, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited

2.7
Third Amended and Restated Revolving Credit Agreement, dated as of October 22, 2019, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent

2.8
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

2.9
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.10
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

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

2.13
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

2.15
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

2.16
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

2.17
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

2.19
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

2.20
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

2.21
Twentieth Supplemental Indenture, dated as of April 3, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on April 4, 2019 and incorporated herein by reference)

2.22
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

2.23
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

Exhibit Number	Description of Exhibit
2.24
Twenty-Third Supplemental Indenture, dated as of July 2, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 2, 2020 and incorporated herein by reference)

2.25
Twenty-Fourth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.26
Twenty-Fifth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.27
Twenty-Sixth Supplemental Indenture, dated as of January 13, 2021, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 13, 2021 and incorporated herein by reference)

2.28
Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Registration Statement No. 333-234028 and incorporated herein by reference)

2.29
First Supplemental Indenture, dated as of October 10, 2019, to the Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 10, 2019 and incorporated herein by reference)

2.30
Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.31
First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.32
Second Supplemental Indenture relating to the Floating Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.33
Third Supplemental Indenture relating to the 1.899% Senior Notes due 2025, dated as of November 1, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 1, 2021 and incorporated herein by reference)

2.34
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)

2.35
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.36
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.37
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.38
Officers’ Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.39
Officers’ Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

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

2.46
Term Loan Credit Agreement, dated as of March 6, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., and Artemis (Delos) Limited as obligors, the lenders identified therein, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

2.47
First Amendment to Term Loan Credit Agreement, dated as of April 3, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

2.48
Second Amendment to Term Loan Credit Agreement, dated as of January 19, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2016 and incorporated herein by reference)

2.49
Third Amendment to Term Loan Credit Agreement, dated as of August 9, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2017 and incorporated herein by reference)

2.50
Fourth Amendment to Term Loan Credit Agreement, dated as of March 7, 2018, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent

2.51
Term Loan Security Agreement, dated as of March 6, 2014, among Hyperion Aircraft Limited, Delos Aircraft Limited, Delos Finance S.À.R.L., Artemis (Delos) Limited, Apollo Aircraft Inc., and the additional grantors referred to therein as grantors, and Deutsche Bank AG New York Branch, as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

2.52
Term Loan Credit Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing DAC, as borrower, Aercap Holdings N.V., Aercap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

2.53
Term Loan Security Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing Designated Activity Company, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, and the additional grantors referred to therein as grantors, and Citibank, N.A., as collateral agent

2.54	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.55	The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.56	Description of Certain Registrant Securities

4.1
Aircraft Purchase Agreement, dated as of December 30, 2005, between Airbus S.A.S. and AerVenture Limited (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)

4.2
Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited (filed as an exhibit to our Form 6-K on September 18, 2009 and incorporated herein by reference)

4.3
Framework Deed, dated as of May 28, 2013, between AerCap Holdings N.V. and LATAM Airlines Group S.A. (portions of which have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

4.4
Share Repurchase Agreement, dated as of June 1, 2015, among AIG Capital Corporation, American International Group, Inc., the guarantors named therein, AerCap Holdings N.V. and AerCap Global Aviation Trust (filed as an exhibit to American International Group, Inc.’s Form 8-K on June 4, 2015 and incorporated herein by reference)

4.5
Transaction Agreement, dated as of March 9, 2021, by and among GE Ireland USD Holdings ULC, GE Financial Holdings ULC, GE Capital US Holdings, Inc., General Electric Company, AerCap Holdings N.V., AerCap US Aviation LLC and AerCap Aviation Leasing Limited (filed as an exhibit to our Form 6-K on March 12, 2021 and incorporated herein by reference)

4.6
Amendment No. 1 to Transaction Agreement, dated as of November 1, 2021, by and among GE Ireland USD Holdings ULC, GE Financial Holdings ULC, GE Capital US Holdings, GE, the Issuer, AerCap US Aviation LLC, AerCap Ireland Capital DAC and AerCap Aviation Leasing Limited (incorporated by reference to Exhibit 4 to Schedule 13D (File No 005-82221) filed by AerCap Holdings N.V. with the Securities and Exchange Commission on November 10, 2021)

4.7
Shareholders’ Agreement, dated as of November 1, 2021, by and between the Issuer, GE Capital US Holdings and GE (incorporated by reference to Exhibit 4 to Schedule 13D (File No 005-82221) filed by AerCap Holdings N.V. with the Securities and Exchange Commission on November 10, 2021)

4.8
Registration Rights Agreement, dated as of November 1, 2021, by and between the Issuer and GE (incorporated by reference to Exhibit 4 to Schedule 13D (File No 005-82221) filed by AerCap Holdings N.V. with the Securities and Exchange Commission on November 10, 2021)

4.9
Noteholder Agreement, dated as of November 1, 2021, by and between the Issuer, AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation and GE Capital US Holdings (incorporated by reference to Exhibit 4 to Schedule 13D (File No 005-82221) filed by AerCap Holdings N.V. with the Securities and Exchange Commission on November 10, 2021)

8.1	List of Subsidiaries of AerCap Holdings N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

15.2	Consent of KPMG, an independent registered public accounting firm

15.3	Letter from PricewaterhouseCoopers, an independent registered public accounting firm, dated March 30, 2022

17.1	Subsidiary Issuers of Registered Guaranteed Securities

Exhibit Number	Description of Exhibit
101	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Consolidated Balance Sheets as of December 31, 2021 and 2020

(2) Consolidated Income Statements for the Years Ended December 31, 2021, 2020 and 2019

(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019

(5) Consolidated Statements of Equity for the Years Ended December 31, 2021, 2020 and 2019

(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2021, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: March 30, 2022

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AerCap Holdings N.V.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheet of AerCap Holdings N.V., and subsidiaries (the Company) as of December 31, 2021, the related consolidated income statement, statement of comprehensive income, statement of cash flows, and statement of equity for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired GE Capital Aviation Services (GECAS) on November 1, 2021 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, GECAS’s internal control over financial reporting associated with 44% of total assets and 8% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of GECAS.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the fair value of acquired flight equipment held for operating leases and maintenance rights assets
As discussed in Note 4 to the consolidated financial statements, the Company completed the acquisition of GECAS on November 1, 2021. The Company estimated the fair value of the flight equipment held for operating leases acquired to be $23.1 billion, and the fair value of the maintenance rights assets acquired to be $2.8 billion, as of the date of the acquisition.
We identified the evaluation of the fair value of acquired flight equipment held for operating leases and maintenance rights assets as a critical audit matter. It required especially subjective auditor judgement, including involvement of valuation professionals with specialized skills and knowledge, to assess certain significant assumptions in the valuation model. Significant assumptions included the follow-on lease assumptions, residual values of flight equipment held for operating leases, maintenance cash flow forecasts, and discount rates. Changes in these assumptions could have a significant impact on the fair value of flight equipment held for operating leases and maintenance rights assets acquired.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s purchase price allocation process, including controls over the development of the significant assumptions.
We evaluated the reasonableness of the Company’s follow-on lease assumptions by comparing these to (i) actual lease rates recently contracted by the Company for the leasing of similar flight equipment and (ii) current industry market data. We compared the residual values of flight equipment held for operating leases to third party appraiser values, expected sale prices and market data. We compared maintenance cash flow forecasts to external appraiser and original equipment manufacturer data and assessed the reasonableness of aircraft utilization against historical actual usage rates.
We also involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using data of comparable entities and the cost of capital of the Company.

Assessment of impairment of flight equipment held for operating leases subject to impairment
As discussed in Note 6 to the consolidated financial statements, the Company had US$57.8 billion of flight equipment held for operating leases as of December 31, 2021. When events or changes in circumstances indicate that flight equipment held for operating leases may be impaired, an evaluation is performed. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. The Company recognized an impairment charge of US$128.4 million for the year ended December 31, 2021.
We identified the assessment of impairment of flight equipment held for operating leases as a critical audit matter. It required especially subjective auditor judgement, including involvement of valuation professionals with specialized skills and knowledge, to assess certain significant assumptions in the impairment model. Significant assumptions included the follow-on lease assumptions, residual values of flight equipment held for operating leases, maintenance cash flow forecasts, and discount rates. Changes in these assumptions could have a significant impact on any impairment charge recognized on flight equipment held for operating leases.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment process, including controls over the development of the significant assumptions.
We evaluated the reasonableness of the follow-on lease assumptions by comparing these to (i) actual lease rates recently contracted by the Company for the leasing of similar flight equipment and (ii) current industry market data. We compared the residual values of flight equipment held for operating leases to third party appraiser values, expected sale prices and market data. We compared maintenance cash flows forecasts to external appraiser and original equipment manufacturer data and assessed the reasonableness of aircraft utilization against historical actual usage rates.
We also involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using data of comparable entities and the cost of capital of the Company.

KPMG

We have served as the Company’s auditor since 2021.

Dublin, Ireland
March 30, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of AerCap Holdings N.V. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ PricewaterhouseCoopers

Dublin, Ireland

March 2, 2021

We served as the Company’s auditor from 2018 to 2021.

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2021 and 2020

		As of December 31,
	Note	2021	2020
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	5	$1,728,794	$1,248,772
Restricted cash	5	185,959	246,518
Trade receivables		181,455	170,675
Flight equipment held for operating leases, net	6	57,825,056	35,156,450
Investment in finance leases, net	7	1,929,220	878,451
Flight equipment held for sale	8	304,362	—
Prepayments on flight equipment	30	4,586,848	2,111,659
Maintenance rights and lease premium, net	9	4,444,520	649,914
Other intangibles, net	9	208,879	224,634
Deferred tax assets	16	121,571	131,532
Associated companies	10	705,087	122,654
Other assets	11	2,348,017	1,106,780
Total Assets		$74,569,768	$42,048,039
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,958,096	$1,109,325
Accrued maintenance liability	14	2,900,651	1,750,395
Lessee deposit liability		773,753	600,321
Debt	15	50,204,678	28,742,081
Deferred tax liabilities	16	2,085,230	913,431
Commitments and contingencies	30
Total Liabilities		57,922,408	33,115,553
Ordinary share capital, €0.01 par value, 450,000,000 and 350,000,000 ordinary shares authorized as of December 31, 2021 and 2020 respectively; 250,347,345 and 138,847,345 ordinary shares issued and 245,395,448 and 130,398,538 ordinary shares outstanding (including 5,822,811 and 2,552,346 shares of unvested restricted stock) as of December 31, 2021 and 2020, respectively	18, 27	3,024	1,721
Additional paid-in capital		8,522,694	2,078,125
Treasury shares, at cost (4,951,897 and 8,448,807 ordinary shares as of December 31, 2021 and 2020, respectively)		(285,901)	(459,994)
Accumulated other comprehensive loss		(79,335)	(155,085)
Accumulated retained earnings		8,410,261	7,399,703
Total AerCap Holdings N.V. shareholders’ equity		16,570,743	8,864,470
Non-controlling interest		76,617	68,016
Total Equity		16,647,360	8,932,486
Total Liabilities and Equity		$74,569,768	$42,048,039

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$94,721	$163,596
Flight equipment held for operating leases and held for sale		3,411,087	4,339,176
Other assets		100,638	97,417

Accrued maintenance liability		$132,996	$115,079
Debt		1,113,876	2,454,187
Other liabilities		86,894	109,606
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2021, 2020 and 2019

		Year Ended December 31,
	Note	2021	2020	2019
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	21, 24	$3,891,089	$3,761,611	$4,281,260
Maintenance rents and other receipts		520,914	559,395	401,006
Total lease revenue		4,412,003	4,321,006	4,682,266
Net gain on sale of assets		89,428	89,618	188,835
Other income	23	722,574	83,005	66,239
Total Revenues and other income		5,224,005	4,493,629	4,937,340
Expenses
Depreciation and amortization	6, 9	1,737,925	1,645,373	1,676,121
Asset impairment	25	128,409	1,086,983	70,149
Interest expense		1,230,466	1,248,225	1,295,020
Loss on debt extinguishment	15	9,713	118,460	—
Leasing expenses		319,022	323,535	287,950
Selling, general and administrative expenses	19, 20, 22	317,888	242,161	267,458
Transaction and integration-related expenses	4	334,966	—	—
Total Expenses		4,078,389	4,664,737	3,596,698
Gain (loss) on investment at fair value		2,301	(143,510)	—
Income (loss) before income taxes and income of investments accounted for under the equity method		1,147,917	(314,618)	1,340,642
Income tax (expense) benefit	16	(162,537)	17,231	(167,714)
Equity in net earnings of investments accounted for under the equity method		24,051	2,464	(6,151)
Net income (loss)		$1,009,431	$(294,923)	$1,166,777
Net income attributable to non-controlling interest		(8,924)	(3,643)	(21,083)
Net income (loss) attributable to AerCap Holdings N.V.		$1,000,507	$(298,566)	$1,145,694

Basic earnings (loss) per share	27	$6.83	$(2.34)	$8.51
Diluted earnings (loss) per share	27	$6.71	$(2.34)	$8.43

Weighted average shares outstanding—basic		146,421,188	127,743,828	134,570,169
Weighted average shares outstanding—diluted		149,005,981	127,743,828	135,898,139

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2021, 2020 and 2019

	Year Ended December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Net income (loss)	$1,009,431	$(294,923)	$1,166,777
Other comprehensive loss:
Net gain (loss) on derivatives (Note 12), net of tax of $(11,679), $8,402 and $12,845, respectively	81,751	(58,814)	(89,918)
Actuarial gain (loss) on pension obligations, net of tax of $(1,327), $348 and $265, respectively	9,285	(2,684)	(1,845)
Foreign currency translation adjustments	(15,286)	—	—
Total other comprehensive loss	75,750	(61,498)	(91,763)

Comprehensive income (loss)	1,085,181	(356,421)	1,075,014
Comprehensive income attributable to non-controlling interest	(8,924)	(3,643)	(21,083)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$1,076,257	$(360,064)	$1,053,931

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021, 2020 and 2019

	Year Ended December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Net income (loss)	$1,009,431	$(294,923)	$1,166,777
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,737,925	1,645,373	1,676,121
Asset impairment	128,409	1,086,983	70,149
Amortization of debt issuance costs, debt discount, debt premium and lease premium	113,981	64,970	79,645
Amortization of fair value adjustments on debt	(16,977)	(47,279)	(79,098)
Maintenance rights write-off (a)	138,780	133,015	244,748
Maintenance liability release to income	(273,146)	(344,210)	(207,849)
Net gain on sale of assets	(89,428)	(89,618)	(188,835)
Deferred tax (benefit) expense	(5,905)	(20,882)	162,498
Share-based compensation	96,087	69,187	69,410
Collections of finance leases	124,325	68,128	98,365
(Gain) loss on investment at fair value	(2,301)	143,510	—
Loss on debt extinguishment	9,713	118,460	—
Transaction and integration-related expenses	186,474	—	—
Other	61,212	252,350	96,117
Changes in operating assets and liabilities:
Trade receivables	232,119	(128,188)	(8,751)
Other assets	112,790	(400,316)	(73,646)
Accounts payable, accrued expenses and other liabilities	130,333	(126,177)	31
Net cash provided by operating activities	3,693,822	2,130,383	3,105,682
Purchase of flight equipment	(1,703,395)	(778,547)	(3,359,092)
Proceeds from sale or disposal of assets	796,613	471,437	1,773,766
Prepayments on flight equipment	(86,386)	(405,178)	(1,369,400)
Acquisition of GECAS, net of cash acquired	(22,493,195)	—	—
Other	27,427	—	(17)
Net cash used in investing activities	(23,458,936)	(712,288)	(2,954,743)
Issuance of debt	26,496,660	10,946,333	6,539,310
Repayment of debt	(5,973,508)	(11,560,015)	(6,504,830)
Debt issuance and extinguishment costs paid, net of debt premium received	(422,260)	(253,806)	(36,592)
Maintenance payments received	448,516	345,699	736,423
Maintenance payments returned	(209,087)	(412,492)	(352,032)
Security deposits received	210,781	137,130	232,219
Security deposits returned	(290,758)	(297,469)	(233,222)
Dividend paid to non-controlling interest holders and others	(323)	(2,935)	(6,341)
Repurchase of shares and tax withholdings on share-based compensation	(76,220)	(127,777)	(639,941)
Net cash provided by (used in) financing activities	20,183,801	(1,225,332)	(265,006)
Net increase (decrease) in cash, cash equivalents and restricted cash	418,687	192,763	(114,067)
Effect of exchange rate changes	776	2,180	(621)
Cash, cash equivalents and restricted cash at beginning of period	1,495,290	1,300,347	1,415,035
Cash, cash equivalents and restricted cash at end of period	$1,914,753	$1,495,290	$1,300,347

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2021, 2020 and 2019

	Year Ended December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,109,948	$1,196,467	$1,270,532
Income taxes paid (refunded), net	4,928	(3,862)	2,352

(a)Maintenance rights write-off consisted of the following:

End-of-lease ("EOL") and Maintenance Reserved ("MR") contract maintenance rights expense	$7,048	$45,655	$76,611
MR contract maintenance rights write-off offset by maintenance liability release	17,260	35,897	19,848
EOL contract maintenance rights write-off offset by EOL compensation received	114,472	51,463	148,289
Maintenance rights write-off	$138,780	$133,015	$244,748

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2021, 2020 and 2019
Non-Cash Investing and Financing Activities
Year ended December 31, 2021:
Flight equipment held for operating leases in the amount of $12.5 million, net, was reclassified to investment in finance leases, net.
Flight equipment held for operating leases in the amount of $397.6 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $20.4 million was settled with buyers upon sale or disposal of assets.
In November 2021, debt and shareholder’s equity increased by $1 billion and $6.6 billion respectively due to non-cash consideration in the GECAS Transaction. Refer to Note 4—GECAS Transaction for further details.
Year ended December 31, 2020:
Flight equipment held for operating leases in the amount of $46.6 million, net, was reclassified to investment in finance leases, net.
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
Year ended December 31, 2019:
Flight equipment held for operating leases in the amount of $143.4 million was reclassified to investment in finance leases, net.
Flight equipment held for operating leases in the amount of $1.6 billion was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $249.2 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2021, 2020 and 2019

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048	$52,566	$8,880,614
Dividends paid	—	—	—	—	—	—	—	(6,341)	(6,341)
Repurchase of shares	—	—	—	(607,343)	—	—	(607,343)	—	(607,343)
Share cancellation	(10,000,000)	(112)	(503,005)	503,117	—	—	—	—	—
Share-based compensation	—	—	69,410	—	—	—	69,410	—	69,410
Ordinary shares issued, net of tax withholdings	—	—	(69,360)	42,970	—	(2,759)	(29,149)	—	(29,149)
Total comprehensive income (loss)	—	—	—	—	(91,763)	1,145,694	1,053,931	21,083	1,075,014
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
Dividends paid	—	—	—	—	—	—	—	(2,935)	(2,935)
Repurchase of shares	—	—	—	(117,302)	—	—	(117,302)	—	(117,302)
Share cancellation	(3,000,000)	(33)	(149,203)	149,236	—	—	—	—	—
Share-based compensation	—	—	69,187	—	—	—	69,187	—	69,187
Ordinary shares issued, net of tax withholdings	—	—	(51,321)	45,413	—	(10,562)	(16,470)	—	(16,470)
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	(25,778)	(25,778)	—	(25,778)
Total comprehensive income (loss)	—	—	—	—	(61,498)	(298,566)	(360,064)	3,643	(356,421)
Balance as of December 31, 2020	138,847,345	$1,721	$2,078,125	$(459,994)	$(155,085)	$7,399,703	$8,864,470	$68,016	$8,932,486
GECAS Transaction	111,500,000	1,303	6,581,657	—	—	—	6,582,960	—	6,582,960
Dividends paid	—	—	—	—	—	—	—	(323)	(323)
Repurchase of shares	—	—	—	(35,406)	—	—	(35,406)	—	(35,406)
Share-based compensation	—	—	96,087	—	—	—	96,087	—	96,087
Ordinary shares issued, net of tax withholdings	—	—	(233,175)	209,499	—	10,051	(13,625)	—	(13,625)
Total comprehensive income (loss)	—	—	—	—	75,750	1,000,507	1,076,257	8,924	1,085,181
Balance as of December 31, 2021	250,347,345	$3,024	$8,522,694	$(285,901)	$(79,335)	$8,410,261	$16,570,743	$76,617	$16,647,360
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing with 2,369 aircraft owned, managed or on order, over 900 engines (including engines owned by our Shannon Engine Support joint venture), over 300 owned helicopters, and total assets of $74.6 billion as of December 31, 2021. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Amsterdam, Shanghai, Abu Dhabi and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S (“Airbus”) in Toulouse.
The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
GECAS Transaction
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from General Electric (“GE”) (the “GECAS Transaction”) on November 1, 2021. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, approximately $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. In connection with the GECAS Transaction, GE appointed one member to join the Board of Directors of AerCap, bringing the number of directors serving on AerCap’s Board of Directors to ten. Additionally, pursuant to the shareholder agreement between AerCap and GE, for as long as GE and its wholly owned subsidiaries, collectively, beneficially own at least 10% of our outstanding shares, GE will be entitled to designate a second director for appointment to AerCap’s Board of Directors. The GE shares are subject to a lock-up period which will expire in stages from nine to 15 months after November 1, 2021 (the “Closing Date”). GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights. Refer to Note 4—GECAS Transaction for further details.

2. Basis of presentation
General
Our Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all VIEs for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Our Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. dollar amounts in thousands or as otherwise stated, except share and per share data)

2. Basis of presentation (continued)
Use of estimates
The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables and notes receivable, deferred tax assets, income tax accruals and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.
Risk and Uncertainties
In the normal course of business, we encounter several significant types of economic risk, including credit risk, market risk and risks associated with exposure to the aviation industry. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of financings due to changes in interest rate spreads or other market factors, including the value of collateral underlying financings. Risks associated with exposure to the aviation industry include the risk of a downturn in the commercial aviation industry, which could adversely impact lessee ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s flight equipment. The Covid-19 pandemic and responsive government actions have caused significant economic disruption and a dramatic reduction in commercial airline traffic, resulting in a broad adverse impact on air travel, the aviation industry and demand for commercial aircraft globally, all of which has impacted our results of operations. The continued impact of the Covid-19 pandemic on our business will depend, among other things, on the rate of recovery in air travel and the aviation industry, including the future demand for commercial aircraft; and global economic conditions. We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry. We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated. We expect the Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries to adversely affect our business and financial condition, results and cash flows. Refer to Note 32—Subsequent Events for further details.
Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified to conform with the current year presentation.
An adjustment has been made to the Consolidated Balance Sheet as of December 31, 2020 to reclassify equity method investments from Other Assets to Associated Companies. Refer to Note 10—Associated companies.
This change in classification had no effect on the Consolidated Income Statements and does not affect previously reported cash flows from operating activities in the Consolidated Statements of Cash Flows.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. dollar amounts in thousands or as otherwise stated, except share and per share data)
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
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the asset. The costs of improvements to flight equipment are normally recorded as leasing expenses unless the improvement increases the long-term value of the flight equipment. In that case, the capitalized improvement cost is depreciated over the estimated remaining useful life of the asset.

	Useful Life (a)	Residual Value (b)
Passenger aircraft	25 years	15%
Freighter aircraft	35 years	15%
Helicopters	30 years	20%
Engines	20 years	60%

(a) Useful life may be determined to be a different period depending on the disposition strategy.
(b) Estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.
We periodically review the estimated useful lives and residual values of our flight equipment based on our industry knowledge, external factors, such as current market conditions, and changes in our disposition strategies, to determine if they are appropriate, and record adjustments to depreciation rates prospectively on an individual asset basis, as necessary.
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
Fair value reflects the present value of future cash flows expected to be generated from the assets, including its expected residual value, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets and industry trends.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

On an annual basis, we also perform an assessment of all assets held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
During the lease term, our leases require that the lessee maintain our flight equipment and either provide periodic maintenance rental payments during the lease or provide EOL compensation payments based on the maintenance usage of the flight equipment. In addition, upon lease expiry, the flight equipment undergoes inspection to verify compliance with lease return conditions. We believe that the requirement that the lessee compensate us for the maintenance usage of the flight equipment and our emphasis on maintenance and inspection helps preserve residual values and generally helps us to recover our investment in our leased flight equipment.
Capitalization of interest
We capitalize interest on prepayments of forward order flight equipment and add such amounts to prepayments on flight equipment. The amount of interest capitalized is the amount of interest costs which could have been avoided in the absence of such prepayments.
Investment in finance, sales-type and leveraged leases, net (“Investment in finance leases, net”)
Finance leases include direct financing leases, sales-type leases and leveraged leases. If a lease meets specific criteria under U.S. GAAP, we recognize the lease in investment in finance leases, net in our Consolidated Balance Sheets and de-recognize the asset from flight equipment held for operating lease. For sales-type leases, we recognize the difference between the asset carrying value and the amount recognized in investment in finance leases, net in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income and net of the allowance for credit losses. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated EOL payments expected at the expiration of the lease. The unearned income is recognized as lease revenue over the lease term, using the interest method to produce a constant yield over the life of the lease. Finance leases that are mainly financed at commencement with non-recourse borrowings and that meet certain criteria are accounted for as leveraged leases. Leveraged leases are recorded at the aggregate of rentals receivable, net of that portion of the rental applicable to principal and interest on the non-recourse debt, plus the estimated residual value of the leased asset less unearned income. Unearned income is recognized as lease interest income at a level rate of return on the leveraged lease net investment.
Definite-lived intangible assets
We recognize intangible assets acquired in a business combination at fair value on the date of acquisition. Amortization of definite-lived intangible assets is either event-driven or is at a rate based on the period over which we expect to derive economic benefits from such assets.
Maintenance rights and lease premium, net
Maintenance rights assets are recognized when we acquire flight equipment subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with EOL payment provisions, or our right to receive the aircraft in better maintenance condition due to aircraft maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve provisions, or through a lessor contribution to the lessee.
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
Other definite-lived intangible assets, net
Other definite-lived intangible assets primarily consist of customer relationships recorded at fair value when we acquired International Lease Finance Corporation (“ILFC”). Intangible assets are amortized over the period during which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization. We evaluate definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
Associated companies
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are accounted for using the equity method of accounting. Under the equity method of accounting, we recognize our share of earnings and losses based on our ownership percentage of such investments in equity in net earnings (losses) of investments accounted for under the equity method in our Consolidated Income Statements. The carrying amount of the equity method investment is included in Associated companies on our Consolidated Balance Sheets. Refer to Note 10—Associated companies for further details. Distributions received from equity method investees are classified using the cumulative earnings approach. Under this approach, distributions received are considered returns on investment and are classified as cash inflows from operating activities, unless the cumulative distributions received, less distributions received in prior periods that were determined to be returns of investment, exceed cumulative equity in earnings recognized. When such an excess occurs, the current-period distribution up to this excess is deemed to be a return of investment, and is classified as cash inflows from investing activities.
Other assets
Other assets consist of debt issuance costs, lease incentives, notes receivable, operating lease right-of-use (“ROU”) assets, derivative assets, other tangible fixed assets, straight-line rents, prepaid expenses, inventory, investments and other receivables.
Lease incentives
We capitalize amounts paid or value provided to lessees as lease incentives. We amortize lease incentives on a straight-line basis over the term of the related lease as a reduction of lease revenue.
Notes receivable
Notes receivable primarily arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties.
Loans
Loans are classified as held for investment (“HFI”) when the Company has the intent and ability to hold the loan for the foreseeable future or until maturity. Loans classified as HFI are recorded at amortized cost. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the contractual lives of the related loans. If we no longer have the intent and ability to hold a loan for the foreseeable future, then the loan is transferred to assets held for sale (“HFS”) at the lower of carrying value or estimated fair value less costs to sell. Once classified as HFS, the amount by which the carrying value exceeds fair value is recognized in our Consolidated Income Statements as an impairment loss.
In a purchase and leaseback transaction where the seller/lessee effectively retains control of the flight equipment asset, the purchase and leaseback is accounted for as a loan financing.
Derivative financial instruments
We use derivative financial instruments to manage our exposure to interest rate risks. Derivatives are carried in our Consolidated Balance Sheets at fair value.

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
Investments
Equity securities without readily determinable fair values are carried at cost. For investments for which the equity method would otherwise be required, we may elect to account for our investment at fair value with all changes in fair value recognized in our Consolidated Income Statements. We have elected to account for our NAS Investment using the fair value option, where changes in fair value are recognized as a gain or loss in our Consolidated Income Statements.
Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives and our equity investments which we have elected to account for at fair value on a recurring basis and measure the fair value of flight equipment, goodwill and definite-lived intangible assets on a non-recurring basis. Refer to Note 31—Fair value measurements. Assets acquired and liabilities assumed as part of the GECAS Transaction were measured at their fair values on the acquisition date. Refer to Note 4—GECAS Transaction.
Income taxes
Income tax expense is comprised of both current and deferred taxes. We recognize income tax expense in our Consolidated Income Statements, our Consolidated Statements of Comprehensive Income, and in our Consolidated Statements of Equity to the extent that it relates to items recognized directly in equity. We recognize the benefit of tax positions only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We release tax effects from AOCI using a separate identification approach. We recognize interest and penalties related to underpayment of income taxes in income tax expense (benefit) in our Consolidated Income Statements and as a liability in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Deferred tax assets and liabilities
We recognize deferred taxes resulting from temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to losses carried forward or deductible temporary differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable incom
Accrued maintenance liability
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
When we lease a used aircraft, the maintenance condition of the aircraft generally will be less than 100% as a result of maintenance life usage by the prior lessee. For the next lessee of the used aircraft, we generally agree to reimburse the cost of the maintenance usage from the prior lessee, if and when the next lessee performs a qualifying maintenance event. These additional payments to our lessees related to prior lessee maintenance usage are generally referred to as “top-up” or lessor contribution payments which are considered to be a lessor cost and are expensed in the period incurred. These payments are in addition to our reimbursements of supplemental maintenance rents received from the current lessee during the lease period based on utilization.
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
For all lease contracts acquired as part of the GECAS and ILFC transactions, we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion amounts are recorded as increases to interest expense in our Consolidated Income Statements.
Debt and deferred debt issuance costs
Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums, fair value adjustments and debt issuance costs, where applicable. We amortize the amount of discounts, premiums and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method. Debt issuance costs related to our line-of-credit arrangements that are undrawn are presented within other assets.
Revenue recognition
We lease flight equipment principally under operating leases and recognize basic lease rental income over the life of the lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. The amount of the difference between basic lease rental revenue recognized and cash received is included in other assets, or in the event it is a liability, in accounts payable, accrued expenses and other liabilities.
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
We periodically evaluate the collectability of our operating lease contracts to determine the appropriate revenue recognition and measurement model to apply to each lessee. Accrual-based revenue recognition ceases on an operating lease contract when the collection of the rental payments is no longer probable and thereafter rental revenues are recognized using a cash receipts basis (“Cash Accounting”). In the period when collection of lease payments is no longer probable, any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, is recognized as a current period adjustment to lease revenue. Subsequently, revenues are recognized based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable. We apply significant judgment in assessing at each reporting date whether operating rental payments are probable of collection by reference to the credit status of each lessee, including lessees in bankruptcy-type arrangements, the extent of overdue balances and other relevant factors. During the year ended December 31, 2021, we recognized a decrease in basic lease rents of $296 million due to the application of Cash Accounting.
Revenue from investment in finance leases is recognized using the interest method to produce a constant yield over the life of the lease and is included in basic lease rents for investment in finance leases and other income for loans.
Most of our lease contracts require rental payments in advance. Rental payments received but unearned are recorded as deferred revenue in our Consolidated Balance Sheets.
Under our flight equipment leases, the lessee is responsible for maintenance, repairs and other operating expenses during the term of the lease. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as lease revenue all supplemental maintenance rent receipts not expected to be reimbursed to the lessee. We estimate the total amount of maintenance reimbursements for the lease term and only record maintenance revenue after we have received sufficient maintenance rents to cover the total amount of estimated maintenance reimbursements during the remaining lease term.
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
The accrued maintenance liability existing at lease termination, if any, is recognized as lease revenue net of the MR contract maintenance rights asset. When flight equipment is sold, the portion of the accrued maintenance liability not specifically assigned to the buyer is released net of any maintenance rights asset balance and is included in net gain on sale of assets.
Other income consists of proceeds from claims sales, interest revenue, management fee revenue, insurance proceeds and income related to other miscellaneous activities. We recognize revenue from bankruptcy claim sales when collectability of sales proceeds is reasonably assured and contingencies, if any, are resolved. Interest revenue from notes receivable and other interest-bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. Management fee revenue is recognized as income as it accrues over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Net gain on sales of assets
We sell flight equipment in the normal course of our operations to manage our fleet and to realize the residual value of the assets at the end of their economic lives. These sales may include aircraft, engines or helicopters on lease to airlines as well as assets that are not on lease. In some cases, the terms and conditions of asset sale transactions may include continuing equity or debt investments in the asset, post-sale performance guarantees of asset cash flows or servicing arrangements. The presence of any of these terms and conditions requires us to determine whether control of the underlying asset has been transferred to the buyer, and whether we no longer have significant ownership risk in the asset, both of which are required for a sale and resulting gain or loss to be recognized.
Allowance for credit losses
We are exposed to credit losses on our investment in finance leases, net, and loans and notes receivable (collectively “Financing Receivables”). The credit exposure of our Financing Receivables reflects the risk that our customers fail to meet their payment obligations and the risk that the aircraft value in an investment in finance lease, net is less than the unguaranteed residual value.
We estimate the expected risk of loss of our Financing Receivables over the remaining life using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions of similarly risk-rated counterparties over the contractual term. The net exposure is estimated based on the exposure, net of the estimated aircraft value in the instance of investment in finance leases, net, and other cash collateral, including security deposits and maintenance-related deposits, over the contractual term. We also estimate the expected risk of loss on the unguaranteed residual value based on the estimated value of the aircraft at the expiry of the finance lease.
Current expected credit loss provisions are classified as leasing expenses in our Consolidated Income Statements, with a corresponding allowance for credit loss amount reported as a reduction in the carrying amount of the related balance sheet amount. A write-off is recorded when all or part of the Financing Receivable is deemed uncollectable. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses. Refer to Note 26—Allowance for credit losses for further details.
Post-retirement benefit plans
We maintain defined benefit pension plans for some of our employees. We recognize net periodic pension costs associated with these plans in selling, general and administrative expenses and recognize the unfunded status of the plan, if any, in accounts payable, accrued expenses and other liabilities. The change in fair value of the funded pension liability that is not related to the net periodic pension cost is recorded in AOCI. The projection of benefit obligation and fair value of plan assets require the use of assumptions and estimates, including discount rates. Actual results could differ from those estimates. Furthermore, we maintain defined contribution plans for the employees who do not fall under the defined benefit pension plans. We recognize an expense for contributions to the defined contribution plans in selling, general and administrative expenses in the period in which the employee services are rendered, and to the extent not already paid, as a liability in accounts payable, accrued expenses and other liabilities.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Foreign currency
Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time of the transaction. Receivables or payables denominated in foreign currencies are remeasured into U.S. dollars at the exchange rate prevailing at the balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements. Foreign currency exchange gains or losses on our investment at fair value are recorded in gain (loss) on investment at fair value in our Consolidated Income Statements.
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
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment.

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
As of December 31, 2021, we had approximately $7.9 billion of floating rate debt outstanding that used either one-month, three-month or six-month USD LIBOR as the applicable reference rate to calculate interest on such debt, of which $6.0 billion is set to mature after June 30, 2023. As of December 31, 2021, we had approximately $6.3 billion notional amount of floating rate derivatives outstanding that used either one-month, three-month or six-month USD LIBOR. Certain of our floating rate debt and derivatives contain LIBOR transition fall-back provisions and we expect to transition to the Secured Overnight Financing Rate (“SOFR”) on or before June 30, 2023.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. GECAS Transaction
AerCap completed the acquisition of 100% of GECAS, GE’s commercial aviation lessor and financier, on the Closing Date. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of our issued and outstanding ordinary shares. AerCap is now the global leader across all areas of aviation leasing.
The total consideration paid to GE had a value of $30.2 billion based on AerCap’s closing price per share of $59.04 on October 29, 2021. On the Closing Date, immediately after completing the GECAS Transaction, all GECAS assets were transferred substantially as an entirety to AerCap, and AerCap assumed substantially all of the liabilities of GECAS.
In connection with the GECAS Transaction, on October 29, 2021, AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Designated Activity Company (“AICDC”) co-issued an aggregate principal amount of $21 billion of senior unsecured notes (the “GECAS Acquisition Notes”). The proceeds from the issuance of the GECAS Acquisition Notes were used to fund a portion of the cash consideration to be paid in the GECAS Transaction, and to pay related fees and expenses, with any excess proceeds to be used for general corporate purposes. On November 1, 2021, AerCap Trust and AICDC also co-issued an aggregate principal amount of $1 billion of 1.90% senior unsecured notes due 2025 to a subsidiary of GE in connection with the closing of the GECAS Transaction. Refer to Note 15—Debt.
Immediately following the completion of the GECAS Transaction, GE held approximately 46% of our issued and outstanding ordinary shares. The GE shares are subject to a lock-up period which will expire in stages from nine to 15 months after the Closing Date. GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.
The consideration transferred to effect the GECAS Transaction consisted of the following:

Cash consideration	$22,583,992
111,500,000 AerCap ordinary shares issued multiplied by AerCap closing share price per share of $59.04 on October 29, 2021	6,582,960
AerCap notes issued to GE	1,000,000
Consideration transferred	$30,166,952

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. GECAS Transaction (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Closing Date:

Final Amounts Recognized as of the Closing Date
Cash and cash equivalents	$151,554
Restricted cash	4,850
Flight equipment held for operating leases, net	23,108,835
Investment in finance leases, net	1,165,382
Prepayments on flight equipment	2,990,414
Maintenance rights and lease premium, net (a)	3,984,212
Associated companies	555,212
Accrued maintenance liability	(1,234,857)
Deferred tax liabilities	(1,195,168)
Other assets and liabilities (b)	636,518
Estimate of fair value of net assets acquired	$30,166,952

Consideration Transferred	$30,166,952
Goodwill	$—

(a) Includes $2.8 billion maintenance rights asset and $1.2 billion lease premium asset, net.
(b) The fair value of the assets acquired includes current trade receivables of $245 million. The gross amount due under the contracts is $463 million.

AerCap reported transaction and integration-related expenses related to the GECAS Transaction as provided in the table below. These expenses are included in transaction and integration-related expenses in our Consolidated Income Statement.

Year ended
December 31, 2021
Banking fees	$186,474
Professional fees and other expenses	105,417
Severance and other compensation expenses	43,075
$334,966
The acquired GECAS business contributed total revenues and other income of $0.4 billion and net income of $49 million to AerCap for the period beginning November 1, 2021, and ended December 31, 2021.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. GECAS Transaction (Continued)

The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2020:

	Year Ended December 31,
	2021	2020
Total revenues and other income	$7,866,898	$8,062,582
Net income	1,935,570	11,845
The most significant pro forma adjustments were to reflect the (net of tax) impact of: (i) the amortization of lease premium as an adjustment to revenue; (ii) the expensing of the maintenance rights asset, which occurs when the lease ends for EOL contracts or when the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage for MR contracts. The related pro forma adjustment was based on the estimated annual charge in the first full year after the acquisition; (iii) the depreciation and amortization expenses related to the fair value adjustments to aircraft and other intangibles; (iv) the interest expense on the existing debt, taking into account the fair value adjustment to the debt as of the Closing Date; (v) the interest expense related to the acquisition financing, as if the financing occurred as of January 1, 2020; (vi) other interest expense adjustments relating to the maintenance and security deposit liabilities; and (vii) nonrecurring transaction and integration-related expenses, as if they had been incurred as of January 1, 2020 instead of 2021.
The above unaudited pro forma financial information is for informational purposes only and does not necessarily reflect the actual results of operations had the GECAS Transaction been completed on January 1, 2020. The pro forma information did not adjust for gain on sales and impairment charges. These pro forma amounts are not designed to represent the future expected financial results of AerCap. The GECAS Transaction resulted in significant increases of our asset and liabilities, as well as revenues and expenses.
Application of the Acquisition Method of Accounting

We applied the acquisition method of accounting and measured the identifiable assets acquired and liabilities assumed at their respective fair values on the Closing Date. These fair values were determined primarily using the income approach and were primarily based on significant inputs and assumptions that are not observable in the market. The fair value measurement of each major asset acquired and liability assumed is discussed separately below:
Flight equipment held for operating leases, net: We measured the fair value of the GECAS flight equipment in its estimated physical condition as of the Closing Date using contractual lease cash flows adjusted by lessee credit risk, estimated follow-on lease cash flows and estimated residual values. We included contracted lease cash flows in the fair value where applicable for the remainder of the existing lease terms and expected follow-on lease cash flows using estimated market lease rental rates and an estimated residual value based on the flight equipment type, age, and airframe and engine configuration, as applicable and required. The aggregate cash flows were then discounted to present value. The discount rate was based on the type and age of flight equipment and incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components. Key inputs and assumptions underlying the income approach and the projected cash flows are discussed further below:
(a)    The contracted leases were adjusted to current market rents as appropriate, and accounted for approximately 49% of the flight equipment’s fair value.
(b)    For in-production, younger aircraft, residual values were assumed after the extension of the existing lease or new lease. The residual value assumption was based on an internal model. The residual values for in-production younger aircraft accounted for approximately 28% of the flight equipment’s fair value.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. GECAS Transaction (Continued)

(c)    For most aircraft, an extension of the existing lease or a new lease was assumed based on our knowledge of the lessee’s fleet plans and expected market lease rents. The extensions and new leases accounted for approximately 14% of the flight equipment’s fair value.
(d)    To determine the residual values for out-of-production, older aircraft that are at the end of their economic life, we assumed that these aircraft are to be sold for parts at the conclusion of their respective leases (“Part-out Residual”). The Part-out Residual values were based on an internal part-out model. Part-out Residual values accounted for approximately 9% of the flight equipment’s fair value.
(e)    The discount rate assumption is based on our knowledge of market returns and leverage and was 6.5%.

Investment in finance leases, net: We determined the fair value of the GECAS investment in finance leases, net using an income approach based on the present value of the current contracted finance leases for the remainder of the terms, and an estimated residual value where we retain the residual value risk. The cash flows were then discounted to present value using a discount rate of 6.5%. The discount rate incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components. Key inputs and assumptions underlying the income approach relate to the counterparty’s ability to fulfil their obligations under the existing contracts and an appropriate discount rate.
Maintenance rights asset and lease premium, net: We determined the fair value of the GECAS maintenance rights assets associated with contracts with EOL compensation provisions based on the present value of the expected cash flows, measured as the difference between the aircraft physical maintenance condition at the Closing Date and the specified contractual return condition at the end of the respective lease term, adjusted for the credit risk of the lessee. The fair value of the maintenance rights assets associated with contracts where the lessee provides maintenance reserve payments based on usage during the lease term was determined based on the present value of reimbursements to lessees for maintenance events relating to pre-acquisition usage expected during the remaining post-acquisition lease term. The expected cash flows of the EOL compensation provision and maintenance reserve-paying lease contracts are discounted at market rates of return that reflect the relative risk of achieving the expected cash flows of the assets and the time value of money.
We determined the fair value of the lease premium based on the present value of the expected cash flows calculated as the difference between the contractual lease payments, adjusted for lessee credit risk, and the lease payments that the aircraft could generate over the remaining lease term based on current market rates.
Accrued maintenance liability: We determined the fair value of the GECAS maintenance liabilities, including amounts we agreed to contribute to certain maintenance events that the lessee incurs during the lease term (“Lessor Contributions”) relating to pre-acquisition aircraft usage. The fair value was determined based on the present value of expected cash outflows during the remaining lease term consisting of expected reimbursements of maintenance reserves and expected lessor contributions at the time of the forecasted maintenance event. These two cash flows are based on estimated maintenance intervals and estimated cost to perform the maintenance event. The cash flows were discounted to their respective present values using a market rate of return that reflects the relative risk of the cash flows and the time value of money.
Income taxes: AerCap and GECAS have agreed to treat the GECAS Transaction as a deemed “asset sale” for U.S. federal income tax purposes and will, with respect to each target entity that is a domestic corporation for U.S. federal income tax purposes, jointly make an election under Section 338(h)(10) of the Internal Revenue Code, as amended (the “Code”), to similarly treat such stock purchases for legal purposes as deemed asset sales for U.S. federal income tax purposes. As a result of the tax structure of this transaction, AerCap will have a tax basis equal to fair market value (a “step-up”) in certain of the legacy GECAS U.S.-owned assets, including flight equipment. In the months following closing, a significant portion of the legacy GECAS U.S.-owned assets and related liabilities were transferred to Ireland. These assets and liabilities are subject to corporation tax in Ireland.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
5. Cash, cash equivalents and restricted cash
Our restricted cash balance was $186.0 million and $246.5 million as of December 31, 2021 and 2020, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Cash and cash equivalents	$1,728,794	$1,248,772
Restricted cash	185,959	246,518
Total cash, cash equivalents and restricted cash	$1,914,753	$1,495,290

6. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,
	2021	2020
Net book value at beginning of period	$35,156,450	$35,870,781
GECAS Transaction	23,108,835	—
Additions	2,368,677	2,108,539
Depreciation	(1,712,991)	(1,620,185)
Disposals and transfers to held for sale	(955,028)	(169,503)
Transfers to investment in finance leases, net	(12,478)	(46,623)
Impairment (Note 25)	(128,409)	(986,559)
Net book value at end of period	$57,825,056	$35,156,450

Accumulated depreciation and impairment as of December 31, 2021 and 2020, respectively:	$(11,201,741)	$(9,825,647)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Investment in finance leases, net
Components of investment in finance leases, net as of December 31, 2021 and 2020 were as follows:

	As of December 31,
	2021 (a)	2020
Future minimum lease payments to be received, net	$1,275,379	$608,950
Estimated residual values of leased flight equipment	1,131,419	589,872
Less: Unearned income	(406,286)	(260,708)
Less: Allowance for credit losses (Note 26)	(71,292)	(59,663)
	$1,929,220	$878,451

(a) $1.2 billion was acquired on the Closing Date as part of the GECAS Transaction. Refer to Note 4—GECAS Transaction.
Investment in finance leases consists of direct financing leases, leveraged leases and sales-type leases of aircraft and engines and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income. The Company has no general obligation for principal and interest on notes or other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable in the table above.
Our share of net lease payments on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment. For federal income tax purposes, we are entitled to deduct the interest expense accruing on non-recourse financings related to leveraged leases.
As of December 31, 2021, the cash flows receivable, including the estimated residual value at lease termination, from finance, sales-type and leveraged leases were as follows:

Cash flows receivable
2022	$479,965
2023	616,314
2024	367,030
2025	246,283
2026	244,850
Thereafter	452,356
Undiscounted cash flows receivable	$2,406,798
Less: Unearned income	(406,286)
Less: Allowance for credit losses	(71,292)
$1,929,220
During the years ended December 31, 2021 and 2020, we recognized interest income from investment in finance leases, net of $61.3 million and $54.1 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Flight equipment held for sale
Generally, flight equipment is classified as held for sale when the sale is probable, the asset is available for sale in its present condition, and it is expected to be sold within one year. Flight equipment assets are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the asset carrying value or fair value, less costs to sell. Depreciation is no longer recognized for flight equipment classified as held for sale.
As of December 31, 2021, 13 aircraft with a total net book value of $304.4 million were classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $16.4 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.
As of December 31, 2020, no aircraft were classified as flight equipment held for sale in our Consolidated Balance Sheet.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Maintenance rights	$3,292,007	$642,825
Lease premium, net	1,152,513	7,089
	$4,444,520	$649,914
Movements in maintenance rights during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,
	2021	2020
Maintenance rights at beginning of period	$642,825	$794,798
GECAS Transaction	2,790,324	—
EOL and MR contract maintenance rights expense	(7,048)	(45,655)
MR contract maintenance rights write-off due to maintenance liability release	(17,260)	(35,897)
EOL contract maintenance rights write-off due to cash receipt	(114,472)	(51,463)
EOL and MR contract maintenance rights write-off due to sale of aircraft and impairment	(2,362)	(18,958)
Maintenance rights at end of period	$3,292,007	$642,825
The following tables present details of lease premium assets and related accumulated amortization as of December 31, 2021:

	As of December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium (a)	$1,216,541	$(64,028)	$1,152,513

(a) $1.2 billion was acquired on the Closing Date as part of the GECAS Transaction. Refer to Note 4—GECAS Transaction.
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above. The weighted average amortization period remaining for lease premium is 6.2 years.
During the year ended December 31, 2021, we recorded amortization expense for lease premium assets of $48.2 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Intangibles (Continued)

As of December 31, 2021, the estimated future amortization expense for lease premium assets was as follows:

Estimated amortization expense
2022	$242,004
2023	210,865
2024	192,232
2025	142,957
2026	115,935
Thereafter	248,520
$1,152,513

Other intangibles
Other intangibles consisted of the following as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Customer relationships, net	$198,412	$219,589
Other intangible assets	10,467	5,045
	$208,879	$224,634
The following tables present details of customer relationships and related accumulated amortization as of December 31, 2021 and 2020:

	As of December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(161,588)	$198,412

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(140,411)	$219,589
During the years ended December 31, 2021, 2020 and 2019, we recorded annual amortization expense for customer relationships of $21.2 million. The weighted average amortization period remaining for customer relationships is 9.4 years.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Intangibles (Continued)

As of December 31, 2021, the estimated future amortization expense for customer relationships was as follows:

Estimated amortization expense
2022	$21,176
2023	21,176
2024	21,176
2025	21,176
2026	21,176
Thereafter	92,532
$198,412
10. Associated companies
As of December 31, 2021 and 2020, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of December 31, 2021	As of December 31,
		2021	2020 (a)
Shannon Engine Support Ltd (“SES”)	50.0	$530,815	$—
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	81,336	72,861
AerLift Leasing Limited and Subsidiaries (“AerLift”)	39.3	31,047	31,681
Einn Volant Aircraft Leasing Holdings Ltd. (“EV”)	9.5	21,020	—
Acsal Holdco, LLC (“ACSAL”)	19.4	21,018	18,112
Gilead Aviation Designated Activity Company (“Gilead”)	9.9	13,713	—
Mubadala Infrastructure Investments Limited (“MIP”)	5.7	6,138	—
		$705,087	$122,654

(a)Prior year amounts have been reclassified from Other Assets to conform to current year presentation. Refer to Note 11—Other Assets.
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $85 million and $42 million as of December 31, 2021 and 2020, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Notes receivable, net of allowance for credit losses (a) (b)	$616,883	$529,172
Straight-line rents, prepaid expenses and other	452,259	125,541
Loans receivable, net of allowance for credit losses (c)	403,378	—
Lease incentives	158,417	177,028
Operating lease ROU assets, net (Note 17)	95,814	40,603
Inventory	48,584	—
Investments (d)	45,254	15,411
Debt issuance costs	30,065	20,722
Other tangible fixed assets	25,418	22,512
Derivative assets (Note 12)	16,909	3,303
Other receivables, net (e)	455,036	172,488
	$2,348,017	$1,106,780

(a)Notes receivable as of December 31, 2021 and 2020 included $587 million and $490 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of December 31, 2021 and 2020 also included $30 million and $39 million, respectively, related to aircraft sale and other transactions.
(b)As of December 31, 2021 and December 31, 2020, we had a $41 million and $7 million, respectively, allowance for credit losses on notes receivable. Refer to Note 26—Allowance for credit losses for further details.
(c)As of December 31, 2021, we had a $5 million allowance for credit losses on loans receivable. Refer to Note 26—Allowance for credit losses for further details. During the years ended December 31, 2021 and 2020, we recognized interest income from loans receivable, net of allowance for credit losses of $4 million and nil, respectively, included in other income.
(d)Prior year amounts of $123 million have been reclassified to Associated companies to conform to current year presentation. Refer to Note 10—Associated companies.
(e)Other receivables as of December 31, 2021 include $66 million receivable from GE. Refer to Note 29—Related party transactions.

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
As of December 31, 2021, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We had not advanced any cash collateral to, or received any cash collateral from, counterparties as of December 31, 2021 or 2020.
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
The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2021 and 2020:

	As of December 31,
	2021		2020
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate caps	$2,703,500	$14,203	$3,022,000	$2,790
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$—	$—
Interest rate caps	475,000	2,706	475,000	513
Total derivative assets		$16,909		$3,303

(a)The notional amount is excluded for caps and swaps which are not yet effective.

	As of December 31,
	2021		2020
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as accounting cash flow hedges:
Interest rate swaps	$500,000	$6,627	$400,000	$14,933
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$2,616,000	$64,570	$3,331,000	$152,370
Total derivative liabilities		$71,197		$167,303

(a)The notional amount is excluded for swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)

We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$87,800	$(62,967)	$(102,725)
Interest rate caps	2,193	(5,846)	(38)
Derivative premium and amortization	3,437	1,597	—
Income tax effect	(11,679)	8,402	12,845
Net gain (loss) on derivatives, net of tax	$81,751	$(58,814)	$(89,918)
We expect to reclassify approximately $48 million from AOCI as an increase in interest expense in our Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021	2020	2019
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$19,718	$(14,369)	$(29,714)
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	(76,682)	(53,539)	3,381
Loss recognized in interest expense	$(56,964)	$(67,908)	$(26,333)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Accounts payable and accrued expenses	$850,215	$222,203
Deferred revenue	510,715	399,820
Accrued interest	352,374	270,576
Operating lease liabilities (Note 17)	173,595	49,423
Derivative liabilities (Note 12)	71,197	167,303
	$1,958,096	$1,109,325
14. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,
	2021	2020
Accrued maintenance liability at beginning of period	$1,750,395	$2,190,159
GECAS Transaction	1,234,857	—
Maintenance payments received	448,516	345,699
Maintenance payments returned	(209,087)	(412,492)
Release to income upon sale	(20,428)	(95,042)
Release to income other than upon sale	(273,146)	(344,210)
Lessor contribution, top ups and other	(30,456)	66,281
Accrued maintenance liability at end of period	$2,900,651	$1,750,395

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of December 31, 2021, the principal amount of our outstanding indebtedness totaled $50.5 billion, which excluded debt issuance costs, debt discounts and debt premium of $344 million, and our undrawn lines of credit and other available secured debt were $10.6 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2021, we remained in compliance with the financial covenants across our various debt agreements.
The following table provides a summary of our indebtedness as of December 31, 2021 and 2020:

	As of December 31,
	2021						2020
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$1,034,274	$—	$1,034,274	6.63%	2022	$1,198,888
AerCap Trust & AICDC Notes		34,167,202	—	34,167,202	3.07%	2041	12,797,126
Revolving credit facilities (b)		9,034,000	9,034,000	—	—	2025	—
Other unsecured debt		1,874,000	—	1,874,000	1.83%	2024	1,759,000
Fair value adjustment		—	—	4,210			21,716
TOTAL UNSECURED		$46,109,476	$9,034,000	$37,079,686			$15,776,730
Secured
Export credit facilities (c)	42	1,276,557	—	1,276,557	2.08%	2033	1,023,912
Institutional secured term loans & secured portfolio loans	277	8,428,534	—	8,428,534	2.50%	2032	6,989,633
AerFunding Revolving Credit Facility	26	2,075,000	1,291,512	783,488	2.85%	2025	2,074,881
Other secured debt (d)	23	991,592	290,750	700,842	3.29%	2039	778,273
Fair value adjustment		—	—	2,361			(1,827)
TOTAL SECURED		$12,771,683	$1,582,262	$11,191,782			$10,864,872
Subordinated
Subordinated notes		2,250,000	—	2,250,000	4.94%	2079	2,250,000
Subordinated debt issued by VIEs		27,219	—	27,219	—	2026	43,521
Fair value adjustment		—	—	(215)			(219)
TOTAL SUBORDINATED		$2,277,219	$—	$2,277,004			$2,293,302
Debt issuance costs, debt discounts and debt premium				(343,794)			(192,823)
	368	$61,158,378	$10,616,262	$50,204,678			$28,742,081

(a)The weighted average interest rate for our floating rate debt of $9.5 billion is calculated based on the applicable U.S. dollar LIBOR or SOFR rate as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”)
(c)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(d)In addition to the 23 aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)

As of December 31, 2021, all debt was issued or guaranteed by AerCap with the exception of the AerFunding Revolving Credit Facility, and the Glide Funding term loan facility.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2021 were as follows:

Maturities of debt financing (a)
2022	$3,982,938
2023	7,329,640
2024	8,910,800
2025	6,130,155
2026	5,939,562
Thereafter	18,249,021
$50,542,116

(a)For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Contractual obligations.”

During the years ended December 31, 2021, 2020 and 2019, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $65.8 million, $57.2 million and $69.5 million, respectively.
AerCap Trust & AICDC Notes
From time to time, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2021:

Maturities of AGAT/AICDC Notes
2022	$867,202
2023	4,700,000
2024	6,800,000
2025	3,650,000
2026	5,250,000
Thereafter	12,900,000
$34,167,202
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 0.68% to 6.5%.
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
GECAS Acquisition Notes
AerCap Trust and AICDC co-issued an aggregate principal amount of $21 billion of senior unsecured notes (the “GECAS Acquisition Notes”) in connection with the GECAS Transaction on October 29, 2021. The GECAS Acquisition Notes consist of $1.75 billion aggregate principal amount of 1.15% Senior Notes due 2023, $3.25 billion aggregate principal amount of 1.65% Senior Notes due 2024, $1.0 billion aggregate principal amount of 1.75% Senior Notes due 2024, $3.75 billion aggregate principal amount of 2.45% Senior Notes due 2026, $3.75 billion aggregate principal amount of 3.0% Senior Notes due 2028, $4.0 billion aggregate principal amount of 3.3% Senior Notes due 2032, $1.5 billion aggregate principal amount of 3.4% Senior Notes due 2033, $1.5 billion aggregate principal amount of 3.85% Senior Notes due 2041 and $500 million aggregate principal amount of Floating Rate Senior Notes due 2023. The GECAS Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain other AerCap subsidiaries. The proceeds from the issuance of the GECAS Acquisition Notes were used to fund a portion of the cash consideration to be paid in the GECAS Transaction, and to pay related fees and expenses, with any excess proceeds to be used for general corporate purposes.
On November 1, 2021, AerCap Trust and AICDC also co-issued an aggregate principal amount of $1 billion of 1.90% senior unsecured notes due 2025 to a subsidiary of GE in connection with the closing of the GECAS Transaction.
Revolving credit facilities
In March 2018, AerCap entered into a $950 million unsecured revolving and term loan agreement (the “Asia Revolver”) with a maturity of March 2022. In August 2021, AerCap amended and extended the Asia Revolver, reducing its size to $684 million and extending its maturity to February 2024.
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”). In October 2019, AICDC amended the Citi Revolver I, increased the size to $4 billion (with an option for AerCap to increase the size by an additional $0.5 billion) and extended the maturity to February 2024.
On March 30, 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit agreement (the “Citi Revolver II”) with a syndicate of lenders and Citibank N.A., as administrative agent, and a maturity of September 30, 2025. On March 30, 2021, the Citi Revolver I was amended such that the terms of both the Citi Revolver I and the Citi Revolver II are the same (the “Citi Revolvers”).
The obligations under the revolving credit facilities are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. Availability of borrowings under the revolving credit facilities is subject to the satisfaction of customary conditions precedent. We have the right to terminate or cancel, in whole or in part, the unused portions of the commitment amounts. Availability of borrowings under the Citi Revolver II commenced upon the Closing Date.
The Revolving credit facilities contain covenants customary for unsecured financings of this type, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders’ equity, a minimum fixed charge coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness.
The facilities also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)

Export credit facilities
The principal amounts under the export credit facilities amortize over ten-to 12-year terms. The export credit facilities require that SPEs controlled by the respective borrowers hold legal title to the financed flight equipment. Obligations under the export credit facilities are secured by, among other things, a pledge of the shares of the SPEs.
The obligations under the export credit facilities are guaranteed by AerCap Holdings N.V. and/or certain of its subsidiaries, as well as various export credit agencies.
Institutional secured term loans and secured portfolio loans
The following table provides details regarding the terms of our outstanding institutional secured term loans and secured portfolio loans:

	As of December 31,
	2021				2020
	Collateral (Number of aircraft) (a)	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
Institutional secured term loans
Setanta	94	$2,000,000	2.14%	2028	$—
Hyperion	58	1,050,000	1.97%	2023	1,050,000
Secured portfolio loans
Celtago & Celtago II	25	869,550	2.77%	2025	984,076
Cesium	15	726,398	2.78%	2025	791,480
Goldfish	13	616,649	1.62%	2025	671,060
Scandium	10	573,770	3.14%	2025	627,555
Rhodium	11	506,202	2.97%	2026	551,209
Other secured facilities	51	2,085,965	2.87%	2022-2032	2,314,253
	277	$8,428,534			$6,989,633

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
A $2 billion institutional secured term loan (“Setanta”) was entered into on November 5, 2021. The proceeds from the Setanta loan were used to repay the amount borrowed under the Term Loan Credit Agreement. The obligations of the borrowers of the loan are guaranteed by AerCap Holdings N.V. and AerCap Ireland.
Both the Hyperion loan and the Setanta loan contain customary covenants and events of default for financings of this type, including covenants that limit the ability of the subsidiary borrowers and their subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrowers and their subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.
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
AerFunding Revolving Credit Facility
AerFunding 1 Limited (“AerFunding”) is an SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility. In December 2020, this facility was amended to extend its revolving period to June 2022, following which there is a 32-month term out period.
Borrowings under the AerFunding Revolving Credit Facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding’s interests in the leases of its assets.
In March 2022, AerFunding amended this facility, extending the revolving period to September 2024, following which there is a 30-month term out period. The final maturity date of the AerFunding Revolving Credit Facility is March 2027.
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
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2021:

	As of December 31,
	2021			2020
	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
ECAPS Subordinated Notes (a)	$1,000,000	3.47%	2065	$1,000,000
2045 Subordinated Notes	500,000	6.50%	2045	500,000
2079 Subordinated Notes	750,000	5.88%	2079	750,000
	$2,250,000			$2,250,000

(a)Enhanced Capital Advantaged Preferred Securities (“ECAPS”).

ECAPS Subordinated Notes
In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1 billion. Both the $400 million and $600 million tranches have a floating interest rate, with margins of 1.80% and 1.55% respectively, plus the highest of three-month LIBOR, ten-year constant maturity U.S. Treasury, and 30-year constant maturity U.S. Treasury.
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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.5% and, beginning in June 2025, will bear interest at a rate of three-month LIBOR plus 4.3%.
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
2079 Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750 million of junior subordinated notes due 2079 (the “2079 Junior Subordinated Notes”). The 2079 Junior Subordinated Notes currently bear interest at a fixed interest rate of 5.875% and, from October 2024, will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 4.535%, to be reset on each subsequent five-year anniversary.
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
The 2079 Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuer’s and the guarantors’ future equally ranking junior subordinated obligations, if any, and are subordinate and junior in right of payment to all of the issuer’s and the guarantors’ present and future creditors (i) who are unsubordinated creditors, (ii) who are subordinated only to the claims of unsubordinated creditors, or (iii) who are subordinated creditors except those whose claims rank equally with or junior to the 2079 Junior Subordinated Notes. As of December 31, 2021, the 2079 Junior Subordinated Notes rank senior only to the issuer’s and the guarantors’ common and preferred stock.
Subordinated debt issued by VIEs
In 2008 and 2010, AerCap purchased subordinated loan notes issued by the VIEs. The subordinated debt held by AerCap is eliminated in consolidation of the VIEs.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)

GECAS Transaction Financings
Bridge Credit Facility and Term Loan Credit Facility
On March 30, 2021, AerCap and AICDC entered into a $19 billion 364-day unsecured Bridge Credit Agreement (the “Bridge Credit Facility”) and a $5.0 billion twelve-month Term Loan Credit Agreement (the “Term Loan Credit Agreement” and, together with the Bridge Credit Facility, the “GECAS Transaction Financings”), each with a syndicate of lenders and Citibank, N.A., as administrative agent. The amortization of commitment costs is included in transaction and integration-related expenses. The obligations under each of the GECAS Transaction Financings were guaranteed by AerCap and certain of its subsidiaries.
On October 29, 2021, the Bridge Credit Facility was terminated in connection with the closing of the GECAS Transaction. On November 1, 2021, $2 billion was drawn under the Term Loan Credit Agreement to pay a portion of the cash consideration due under the transaction agreement. On November 5, 2021, the Term Loan Credit Agreement was repaid and terminated in connection with the closing of the GECAS Transaction.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes
Our subsidiaries are subject to taxation in a number of tax jurisdictions, principally Ireland and the United States.
The following table presents our income tax expense (benefit) by tax jurisdiction for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
Deferred tax (benefit) expense
Ireland	$(26,968)	$(31,387)	$154,134
United States	7,566	6,180	11,327
Other	2,076	(707)	14,974
	(17,326)	(25,914)	180,435
Deferred tax (benefit) expense related to the net change in valuation allowance
Ireland	3,128	1,882	2,358
United States	109	12,085	(18,425)
Other	8,184	(8,935)	(1,870)
	11,421	5,032	(17,937)
Current tax expense (benefit)
Ireland	160,866	—	—
United States	1,198	3,016	789
Other	6,378	635	4,427
	168,442	3,651	5,216
Income tax expense (benefit)	$162,537	$(17,231)	$167,714
The following table provides a reconciliation of the income tax expense (benefit) at the domestic statutory income tax rate in Ireland, where the Company is tax resident, to income tax expense (benefit) for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021		2020		2019
Income tax expense (benefit) at statutory income tax rate of 12.5%	$143,490		$(39,327)		$167,580

Permanent differences	14,133	(a)	22,486	(b)	(949)	(c)
Foreign rate differential	4,914		(390)		1,083
	19,047		22,096		134
Income tax expense (benefit)	$162,537		$(17,231)		$167,714

(a)The 2021 permanent differences included the following tax-effected amounts: non-deductible expenses of $19.1 million, non-taxable income of $18.9 million, a valuation allowance change in respect of U.S., Dutch and Irish tax losses of $6.5 million and other permanent differences of $7.4 million.
(b)The 2020 permanent differences included non-deductible goodwill impairment, non-deductible interest, non-deductible share-based compensation in Ireland, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(c)The 2019 permanent differences included non-deductible interest, non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)

The following tables present our foreign rate differential by tax jurisdiction for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021
	Pre-tax income (loss)	Local statutory tax rate	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,201,968	12.5%	—	$—
United States	42,253	21.0%	8.5%	3,592
Other	22,274	18.4%	5.9%	1,322
Taxable income adjusted for temporary differences	$1,266,495			$4,914
Permanent differences (c)	(118,578)
Income before income taxes and income of investments accounted for under the equity method	$1,147,917

	Year Ended December 31, 2020
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$(160,739)	12.5%	—	$—
United States	101,339	21.0%	8.5%	8,614
Other	(75,332)	24.5%	12.0%	(9,004)
Taxable loss	$(134,732)			$(390)
Permanent differences (d)	(179,886)
Loss before income taxes and income of investments accounted for under the equity method	$(314,618)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)

	Year Ended December 31, 2019
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$1,324,100	12.5%	—	$—
United States	(30,041)	21.0%	8.5%	(2,553)
Other	38,987	21.8%	9.3%	3,636
Taxable income	$1,333,046			$1,083
Permanent differences (e)	7,596
Income before income taxes and income of investments accounted for under the equity method	$1,340,642

(a)The local income tax expense for our significant tax jurisdictions (Ireland and the United States) does not differ from the actual income tax expense.
(b)The tax variance as a result of global activities is primarily caused by our operations in countries with a higher or lower statutory tax rate than the statutory tax rate in Ireland.
(c)The 2021 permanent differences included non-deductible expenses of $152.8 million, non-taxable income of $151.2 million and other permanent differences of $116.9 million.
(d)The 2020 permanent differences included non-deductible goodwill impairment, non-deductible interest, non-deductible share-based compensation in Ireland, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
(e)The 2019 permanent differences included non-deductible interest, non-deductible share-based compensation in Ireland and in the Netherlands, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
Income before income taxes and income of investments accounted for under the equity method for 2021 includes $1,084 million relating to Ireland.
The calculation of income for income tax purposes differs significantly from financial statement income. Deferred tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions. Operating loss carryforwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant temporary differences.
The following tables provide details regarding the principal components of our deferred tax liabilities and assets by jurisdiction as of December 31, 2021 and 2020:

	As of December 31, 2021
	Ireland	United States	Other	Total
Depreciation/Impairment	$(3,091,396)	$214,404	$(7,103)	$(2,884,095)
Intangibles	(390,846)	(7,092)	—	(397,938)
Accrued maintenance liability	(20,286)	292	—	(19,994)
Obligations under capital leases and debt obligations	(2,079)	(178,299)	—	(180,378)
Associated companies	—	(10,507)	—	(10,507)
Deferred losses on sale of assets	—	17,079	—	17,079
Valuation allowance	(10,664)	(112,177)	(29,236)	(152,077)
Operating loss and tax credit carryforwards	1,726,510	87,199	27,314	1,841,023
Other	(185,787)	9,863	(848)	(176,772)
Net deferred tax (liabilities) assets	$(1,974,548)	$20,762	$(9,873)	$(1,963,659)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)

	As of December 31, 2020
	Ireland	United States	Other	Total
Depreciation/Impairment	$(2,154,075)	$(14,014)	$11,070	$(2,157,019)
Intangibles	(3,560)	(3,986)	—	(7,546)
Accrued maintenance liability	(1,985)	410	—	(1,575)
Obligations under capital leases and debt obligations	(3,343)	—	—	(3,343)
Associated companies	—	(7,836)	—	(7,836)
Deferred losses on sale of assets	—	20,534	—	20,534
Valuation allowance	(7,536)	(50,805)	(21,052)	(79,393)
Operating loss and tax credit carryforwards	1,410,570	67,697	28,411	1,506,678
Other	(52,443)	1,002	(958)	(52,399)
Net deferred tax (liabilities) assets	$(812,372)	$13,002	$17,471	$(781,899)
The net deferred tax liabilities as of December 31, 2021 of $1,963.7 million were recognized in our Consolidated Balance Sheet as deferred tax assets of $121.6 million (consisting of gross deferred tax assets of $273.7 million less valuation allowances of $152.1 million) and as deferred tax liabilities of $2,085.2 million.
The net deferred tax liabilities as of December 31, 2020 of $781.9 million were recognized in our Consolidated Balance Sheet as deferred tax assets of $131.5 million and as deferred tax liabilities of $913.4 million.
The following table presents the movements in the valuation allowance for deferred tax assets during the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Valuation allowance at beginning of period	$79,393	$74,361
GECAS Transaction	61,263	—
(Decrease) Increase of allowance included in income tax expense	11,421	5,032
Valuation allowance at end of period	$152,077	$79,393
As of December 31, 2021 and 2020, we had $37.5 million and $30.7 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2021, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our major tax jurisdictions are Ireland and the United States. Our tax returns are open for examination in Ireland from 2016 forward and in the United States from 2014 forward.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)

Global Tax Reform
On October 8, 2021, 136 countries, including Ireland, approved a statement, known as the OECD BEPS Inclusive Framework (“IF”), providing a framework for BEPS 2.0, which builds upon the Blueprints and a prior iteration of the IF signed by 130 countries on July 1, 2021. The revised Pillar Two Blueprint includes a global minimum effective tax rate of 15% for groups with a global turnover in excess of €750 million, subject to certain exclusions. The OECD published detailed rules to assist in the implementation of the Pillar 2 rules on December 20, 2021. These detailed rules should allow some countries to introduce the Pillar 2 rules into domestic legislation during the course of 2022 (to be effective 2023 at the earliest). As noted above, the EU intends to implement the Pillar 2 measures by way of a Directive. It is this Directive which, if it enters into force, will ultimately be transposed into Irish domestic legislation. On December 22, 2021, the European Commission published a proposed EU directive to incorporate the Pillar 2 tax rules into EU law. Further publications in relation to this are expected from the OECD and the EU in the coming months. Although it is difficult to determine the degree to which these changes may result in an increase in our effective tax rate and cash tax liabilities in future periods, these developments make it more likely that this initiative will have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
Ireland
Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant operating loss carryforwards as of December 31, 2021, which give rise to deferred tax assets. The availability of these operating loss carryforwards of $13.8 billion does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for income tax purposes and shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish tax assets and have not recognized a valuation allowance against such assets, with the exception of $10.7 million, as of December 31, 2021. There are also $7.7 million of tax credit carryforwards available in Ireland. A valuation allowance has been recognized in full against these tax credit carryforwards.
United States
Our U.S. subsidiaries are assessable to federal and state U.S. taxes. During 2021, subsequent to the GECAS Transaction, we had one significant group of U.S. companies that file a consolidated return. The blended federal and state tax rate applicable to our combined U.S. group was 21.3% for the year ended December 31, 2021. Our U.S. federal net operating losses generated for tax years beginning before December 31, 2017 of $310.7 million expire between 2028 and 2038. The U.S. federal net operating losses generated in tax years beginning after December 31, 2017 of $90.9 million have an unlimited carryforward period.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Leases
We lease office space in several locations globally under operating lease arrangements, and in limited instances may enter into operating or finance leases for flight equipment. Our leases have remaining lease terms of up to 18 years, and in some cases we have options to extend the lease terms for up to ten years. Our finance lease arrangements may be terminated prior to their original expiration date at our discretion.
As of December 31, 2021 and 2020, operating lease ROU assets net of lease incentives and lease deficiencies included in other assets were $95.8 million and $40.6 million, respectively, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $173.6 million and $49.4 million, respectively. As of December 31, 2021 and 2020, finance lease liabilities included in other secured debt were $140.5 million and $110.7 million, respectively.
As of December 31, 2021 and 2020, supplemental balance sheet information related to leases was as follows:

	December 31, 2021		December 31, 2020
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease term (years)	5.0	15.3	8.3	15.5
Weighted average discount rate	3.5%	6.5%	6.6%	6.5%
As of December 31, 2021, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2022	$46,763	$12,361
2023	49,679	12,361
2024	46,725	12,361
2025	12,393	12,361
2026	6,850	12,361
Thereafter	30,824	185,843
Total lease payments	$193,234	$247,648
Less imputed interest	(19,639)	(107,185)
Present value of lease liabilities	$173,595	$140,463

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Equity
On November 1, 2021, AerCap completed the GECAS Transaction. Under the terms of the agreement, GE received 111.5 million newly issued AerCap ordinary shares. Refer to Note 4—GECAS Transaction for further details.
During the year ended December 31, 2021, we did not have any authorized share repurchase programs.
The following table presents our share repurchase programs for the year ended December 31, 2020:

Program approval date	Program end date	Authorized amount	Program completion date
November 2019	June 30, 2020	200,000	Expired
January 2020	June 30, 2020	250,000	Expired

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
On May 14, 2014, we implemented an equity incentive plan (the “Equity Incentive Plan 2014”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards initially available under the plan was equivalent to 4,500,000 ordinary shares. The 2021 AGM increased the number of equity awards available under the plan to 8,500,000 ordinary shares. The Equity Incentive Plan 2014 is open for equity awards to our directors.
The Equity Incentive Plan 2014 and Equity Incentive Plan 2012 are collectively referred to herein as “AerCap Equity Plans.”
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. During 2021, restricted stock units with a market and service-based vesting condition were issued to certain senior executives. An independent valuation was obtained to support the fair value attributable to these restricted stock units to reflect the market vesting condition. Some of our officers and employees receive annual equity awards as part of their compensation package. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes, if applicable. Ordinary shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such ordinary shares to settle tax obligations, shall again be available under the AerCap Equity Plans.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation (Continued)

The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2021:

	Year Ended December 31, 2021
	Number of service-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of service-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	2,108,403	2,254,212	$43.81	$49.11
Granted (a) (b)	1,949,786	3,265,427	53.57	52.67
Vested (c)	(908,588)	(509,847)	50.94	51.85
Forfeited	(8,722)	—	45.67	—
Number at end of period	3,140,879	5,009,792	$47.80	$51.15

(a)Includes 3,832,382 shares of restricted stock granted under the AerCap Equity Plans, of which 3,506,094 shares of restricted stock were issued, with the remaining 326,288 ordinary shares being withheld and applied to pay the taxes involved. As part of the 326,288 ordinary shares withheld to pay for taxes, 169,673 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $9.7 million on the grant dates associated with these ordinary shares.
(b)Includes 625,000 restricted stock units that have a market and service-vesting condition with an aggregate fair value of $26.5 million at the grant date of these restricted stock units (weighted average fair value of $42.33 per share). 312,500 of these restricted stock units will vest if the executives remain in continuous employment until April 30, 2026, and the AER share price reaches an average of at least $75 based on the average of the closing prices of the shares on the New York Stock Exchange over any period of 30 consecutive calendar days during the period beginning on November 1, 2021 and ending on the vesting Date. 312,500 of these restricted stock units will vest if the executives remain in continuous employment until April 30, 2026, and the AER share price reaches an average of at least $90 based on the average of the closing prices of the shares on the New York Stock Exchange over any period of 30 consecutive calendar days during the period beginning on November 1, 2021 and ending on the vesting date.
(c)984,972 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 609,557 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 263,790 shares of restricted stock (235,629 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 169,673 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.
In general, the amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company’s shares on the grant date and reflective of the probability of vesting. As noted above, restricted stock units with a market condition were issued during 2021. An independent fair market valuation was obtained to reflect the market condition.
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2022	$90.8
2023	69.9
2024	57.5
2025	30.0
2026	5.9

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Post-retirement benefit plans

We maintain defined benefit plans and defined contribution pension plans for our employees.
Defined benefit plans
We provide insured defined benefit pension plans covering a number of our employees. The plans provide benefits to employees based on formulas recognizing length of service and earnings. The plans are closed to new participants but will continue to accrue benefits for existing participants. We determine the funded status of these plans with the assistance of actuaries. During the year ended December 31, 2021, we recognized a $9.3 million, net of tax, actuarial gain in Accumulated Other Comprehensive Income. Based on ASC 715, this was calculated assuming a discount rate of 1.3%, and various assumptions regarding the future funding and pay out. As the funded status of our defined benefit plans are in a net liability position, the balance is recorded within accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Position. As of December 31, 2021, we have recognized a liability in accounts payable, accrued expenses and other liabilities of $63.4 million which covers our projected benefit obligations exceeding the plans’ assets.
We provide an insured defined benefit pension plan covering some of our former GECAS employees. The plan provides benefits to employees based on formulas recognizing length of service and earnings. The plan was closed to new participants as of January 1, 2013. The following table presents the total pension plan participants:

As of December 31, 2021
Actives	88
Frozen actives	1
Deferreds	93
Pensioners	38
Number of participants at end of period	220

Year Ended December 31, 2021
Service cost for benefits earned	$1,258
Interest cost on benefit obligations	352
Expected return on plan assets	(856)
Curtailment gain (a)	(7,951)
Pension plan cost (benefit)	$(7,197)
(a)A number of exits from active status took place during the period which resulted in a curtailment gain as a result of a reduction in PBO.
The components of net periodic benefit costs are included within selling, general and administrative expenses in the Consolidated Income Statements.
Assumptions used in pension calculations:
The plan is funded through a guaranteed insurance contract, and we determine the funded status of this plan with the assistance of an actuary. During the year ended December 31, 2021, we recognized a $5.1 million, net of tax, actuarial gain in AOCI. Based on ASC 715, this was calculated assuming a discount rate of 1.3%, and various assumptions regarding the future funding and pay out. Actuarial gains and losses are amortized into earnings over the average future working lifetime of the remaining active members of the plan. As of December 31, 2021 we recorded a liability in accounts payable, accrued expenses and other liabilities of $48.5 million which covers our projected benefit obligation exceeding the plan assets.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Post-retirement benefit plans (Continued)

The actuarial assumptions as of December 31, 2021 used to measure the year-end benefit obligations and pension cost are described in the following tables:
Assumptions used to measure pension benefit obligations and costs:

Year Ended December 31, 2021
Weighted average
Compensation increases	3.95%
Expected return on plan assets	3.70%
Discount rate	1.30%
Funded status:

As of December 31, 2021
Projected benefit obligations	$(188,697)
Fair value of plan assets	140,152
Defined benefit obligation	$(48,545)

Year Ended December 31, 2021
Funded status at beginning of period	$—
GECAS Transaction	(64,801)
Net periodic pension income	7,197
Changes in funded status recognized in other comprehensive income	5,855
Company contributions during the period	1,981
Exchange rate adjustment	1,223
Funded status at end of period	$(48,545)
Benefit obligations:
Benefit obligations are described in the following tables. Accumulated and projected benefit obligations (“ABO” and “PBO,” respectively) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected growth in future compensation. The ABO for our plan was $166.4 million as of December 31, 2021.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Post-retirement benefit plans (Continued)

Projected benefit obligation:

As of December 31, 2021
Projected benefit obligation at beginning of period	$—
GECAS Transaction	206,660
Service cost for benefits earned	1,258
Interest cost on benefit obligations	352
Benefits paid	(318)
Exchange rate adjustment	(3,515)
Actuarial gain	(7,789)
Curtailment gain (a)	(7,951)
Projected benefit obligation at end of period	$188,697

(a)A number of exits from active status took place during the period which resulted in a curtailment gain as a result of a reduction in PBO.
Composition of plan assets:
Plan fiduciaries of our pension plan set investment policies and strategies for the assets held in trust and oversee its investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Long-term strategic investment objectives take into consideration a number of factors, including the funded status of the plan, a balance between risk and return and the plan’s liquidity needs. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.
The fair value of the pension plan’s investments is presented below, by class:

As of December 31, 2021
Debt securities	$47,074
Equity securities	21,352
Other	71,726
Total plan assets	$140,152

Fair value of plan assets:

As of December 31, 2021
Fair value of plan assets at beginning of period	$—
GECAS Transaction	141,859
Employer contributions	1,981
Benefits paid	(318)
Actual return on plan assets	(1,077)
Exchange rate adjustment	(2,293)
Fair value of plan assets at end of period	$140,152

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Post-retirement benefit plans (Continued)

Investments in collective funds held within our pension plans are generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments in the funds. Investments that are measured at fair value using the NAV practical expedient are not required to be classified in the fair value hierarchy. As of December 31, 2021 substantially all of the plan assets met the criteria to be presented at NAV, with the remaining amounts being cash.
Asset allocation:

	As of December 31, 2021
	Target allocation	Actual allocation
Debt securities	35%	34%
Equity securities	15%	15%
Other	50%	51%
Funding policy:
The funding policy for the GECAS defined benefit plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We expect to contribute approximately $4.6 million to this plan in 2022.

	2022	2023	2024	2025	2026	2027-2031
Estimated future benefit payments	$1,474	$1,554	$1,674	$1,736	$1,917	$14,113
Other
We provide a separate defined benefit pension plan covering a small number of our employees based on years of service and final pensionable pay. The plan is funded through contributions by the Company and invested in trustee administered funds, which was closed to new participants as of June 30, 2009, but will continue to accrue benefits for existing participants. This plan does not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.
Defined contribution plans
We operate defined contribution pension plans for our employees that are not covered by the defined benefit plans. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
China (a)	$782,297	17.7%	$835,317	19.3%	$874,145	18.7%
United States	579,270	13.1%	502,976	11.6%	511,676	10.9%
Other countries (b)	3,050,436	69.2%	2,982,713	69.1%	3,296,445	70.4%
Total	$4,412,003	100.0%	$4,321,006	100.0%	$4,682,266	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance leases, net and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2021 and 2020:

	As of December 31,
	2021		2020
	Amount	%	Amount	%
China (a)	$9,995,971	15.8%	$7,472,852	20.4%
United States	9,654,045	15.3%	4,257,232	11.6%
Other countries (b)	43,582,858	68.9%	24,911,580	68.0%
Total	$63,232,874	100.0%	$36,641,664	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2021, 2020 and 2019, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021		2020	2019
Personnel expenses	$150,286		$104,765	$122,453
Share-based compensation	96,087	(a)	69,187	69,410
Professional services	28,999		24,480	24,287
Office expenses	15,417		12,974	14,095
Travel expenses	5,649		7,809	17,604
Other expenses	21,450		22,946	19,609
	$317,888		$242,161	$267,458

(a)Share-based compensation expense is gross of a $10.5 million tax benefit.

23. Other income
Other income consisted of the following for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
Proceeds from unsecured claims	$635,075	$—	$—
Management fees	15,725	9,701	12,445
Interest and other income	71,774	73,304	53,794
	$722,574	$83,005	$66,239
Proceeds from unsecured claims primarily related to the sale of certain unsecured claims against LATAM Airlines Group S.A., as further described below.
On April 22, 2021, we entered into a claims sale and purchase agreement with a third-party for the sale of certain unsecured claims filed by various AerCap companies against LATAM Airlines Group S.A. and certain of its subsidiaries in the Chapter 11 case captioned LATAM Airlines Group S.A., et al., Case No. 20-11254 (JLG) (Jointly Administered). The sale of the unsecured claims is subject to such claims becoming allowed claims in the Bankruptcy Case and other customary closing conditions. The quantum of sale proceeds for each claim actually sold is determined as a percentage of the amount of such claim allowed by the Bankruptcy Court. To the extent any of our unsecured claims are not allowed by a specified date, the buyer has the option to terminate the agreement with respect to any or all such non-allowed claims, and to the extent the aggregate allowed amount of claims amount exceeds a specified amount, the buyer has the option not to purchase claims above the specified amount.
During the year ended December 31, 2021, the sale of a portion of the unsecured claims closed, subsequent to the Bankruptcy Court entering orders establishing the allowed claim amounts. The sale proceeds amount of approximately $595 million was recognized in Other income during the year ended December 31, 2021. We have other claim amounts outstanding that remain subject to the claims sale and purchase agreement and will be sold if and when such claims are allowed by the Bankruptcy Court.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Lease revenue
Our current operating lease agreements expire up to and over the next 18 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft, engines and helicopters as of December 31, 2021 were as follows:

Contracted minimum future lease payments receivable
2022	$5,795,836
2023	5,578,759
2024	5,318,652
2025	4,737,068
2026	4,231,210
Thereafter	15,355,925
$41,017,450

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Asset impairment
Asset impairment consisted of the following for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
Flight equipment held for operating leases (Note 6)	$128,409	$986,559	$69,383
Goodwill	—	58,094	—
Flight equipment held for sale	—	5,483	766
Maintenance rights and other	—	36,847	—
	$128,409	$1,086,983	$70,149
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the year ended December 31, 2021, we recognized impairment charges related to sales transactions and lease terminations, which were more than offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
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
During the year ended December 31, 2019, we recognized impairment charges related to sales transactions and lease terminations, which were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Allowance for credit losses
Movements in the allowance for credit losses during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December, 31
	2021				2020
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$59,663	$7,490	$—	$67,153	$—
Initial credit provision related to GECAS purchased financial assets with credit deterioration	9,944	—	1,423	11,367	—
Cumulative effect due to adoption of new accounting standard	—	—	—	—	30,264
Current period provision for expected credit losses	1,685	78,144	3,868	83,697	50,215
Write-offs charged against the allowance	—	(44,670)	—	(44,670)	(13,326)
Allowance for credit losses at end of period	$71,292	$40,964	$5,291	$117,547	$67,153
During the year ended December 31, 2021, we increased our credit provision, classified in leasing expenses, by $83.7 million primarily due to a customer settlement, the increase in finance leases, notes receivable and loan balances due to the GECAS Transaction and to reflect the ongoing credit risk due to the Covid-19 pandemic.
Substantially all our Financing Receivables portfolio is secured lending and we assess the overall quality of the portfolio based on Financing Receivables by airline customer risk rating as defined below. Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our Financing Receivables portfolio. We stratify our Financing Receivables portfolio into three categories: A, B and C. An internal risk rating is developed for our airline customers, which is based upon our proprietary model using data derived from the airline customer financial statements and other relevant data points that may impact our airline customer’s ability to honor its financial commitments. The frequency of rating updates is established by our credit risk policy, which requires periodic monitoring and at least an annual review. The latest credit rating review was performed as of December 31, 2021.
The table below presents Financing Receivables carried at amortized cost basis, gross of allowance for credit losses, grouped into the three credit risk categories. Category A is considered an excellent or high-credit-quality airline customer; Category B is considered a good-credit-quality airline customer; and those airline customers in Category C are considered marginal.

	As of December 31, 2021
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$534	$1,247	$219	$2,000
Notes receivable	—	26	632	658
Loans receivable	12	161	236	409
Total	$546	$1,434	$1,087	$3,067

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Earnings per share
Basic EPS is calculated by dividing net income (loss) by the weighted average number of our ordinary shares outstanding, which excludes 5,822,811, 2,552,346 and 2,354,318 shares of unvested restricted stock as of December 31, 2021, 2020 and 2019, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 122,237 for the year ended December 31, 2021, because the effect of including those shares in the calculation would have been anti-dilutive. Due to the reported loss for the year ended December 31, 2020, basic EPS was not adjusted by the effect of dilutive securities. The number of ordinary shares under our equity compensation plans which could dilute EPS in the future was 2,630,066 for the year ended December 31, 2020. The number of shares excluded from diluted shares outstanding was 163,067 for the year ended December 31, 2019, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31,
	2021	2020	2019
Net income (loss) for the computation of basic EPS	$1,000,507	$(298,566)	$1,145,694
Weighted average ordinary shares outstanding—basic	146,421,188	127,743,828	134,570,169
Basic EPS	$6.83	$(2.34)	$8.51

	Year Ended December 31,
	2021	2020	2019
Net income (loss) for the computation of diluted EPS	$1,000,507	$(298,566)	$1,145,694
Weighted average ordinary shares outstanding—diluted	149,005,981	127,743,828	135,898,139
Diluted EPS	$6.71	$(2.34)	$8.43
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2021, 2020 and 2019 were as follows:

	As of December 31,
	2021	2020	2019
	Number of ordinary shares
Ordinary shares issued	250,347,345	138,847,345	141,847,345
Treasury shares	(4,951,897)	(8,448,807)	(10,263,856)
Ordinary shares outstanding	245,395,448	130,398,538	131,583,489
Shares of unvested restricted stock	(5,822,811)	(2,552,346)	(2,354,318)
Ordinary shares outstanding, excluding shares of unvested restricted stock	239,572,637	127,846,192	129,229,171

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
During the year ended December 31, 2021, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2021 and 2020, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs.
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
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
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
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Variable interest entities (Continued)

AerCap Partners I and AerCap Partners 767
AerCap Partners I and AerCap Partners 767 are 50%-50% joint ventures owned by us and Deucalion Aviation Funds.
As of December 31, 2021, AerCap Partners I had $54.4 million of subordinated debt outstanding, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.
During the year ended December 31, 2021 AerCap Partners 767 completed the sale of its two aircraft and repaid the subordinated debt balance in full. As of December 31, 2020, AerCap Partners 767 had $32.6 million of subordinated debt outstanding, consisting of $16.3 million due to us and $16.3 million due to our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of December 31, 2021, AerFunding had $783.5 million outstanding under a secured revolving credit facility and $2,104.1 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Carrying value of debt and equity investments	$133,401	$125,955
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
AerDragon, AerLift and ACSAL are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting. Refer to Note 10—Associated companies for further details.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

29. Related party transactions
GE
As described in Note 4—GECAS Transaction, AerCap completed the acquisition of 100% of GECAS, GE’s commercial aviation lessor and financier, on November 1, 2021. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of our issued and outstanding ordinary shares. Consequently, GE became a related party upon the Closing Date of the GECAS Transaction. We may purchase, sell or lease flight equipment from/to GE and GE provides services to AerCap under a transition services agreement.
In November and December 2021, AerCap recognized rental income from engines on lease to GE of approximately $22 million, and purchases with GE of approximately $1 million.
As of December 31, 2021, AerCap had an outstanding payable balance of $6 million and a receivable balance of $66 million with GE.
Equity Method Investments
SES
As a result of the GECAS Transaction, SES is a 50% joint venture and is considered a related party. During the year ended December 31, 2021 we recognized lease rental income from SES of $12 million.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from other related parties for management fees, transaction-related fees and dividends for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
Management fees and other	$6,748	$1,613	$2,515
Dividends	5,262	267	3,148
	$12,010	$1,880	$5,663
Purchase of shares
During the year ended December 31, 2021, an Officer sold 624,000 ordinary shares to the Company at fair value on the date of the sale for an aggregate sale price of $35.4 million. The proceeds were used to pay taxes in 2021 in connection with their share awards.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Commitments and contingencies
Flight equipment on order
As of December 31, 2021, we had commitments to purchase 417 new aircraft for delivery through 2027. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2021, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $4.2 billion. As of December 31, 2021, we also had commitments to purchase 30 new engines and 16 new helicopters for delivery through 2025. As of December 31, 2021, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $159 million.
A portion of the aggregate purchase price for the acquisition of flight equipment will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the asset, which can vary due to a number of factors, including inflation.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,
	2021	2020
Prepayments on flight equipment at beginning of period	$2,111,659	$2,954,478
GECAS Transaction	2,990,414	—
Prepayments and additions during the period, net	136,655	270,032
Interest paid and capitalized during the period	30,827	49,144
Prepayments and capitalized interest applied to the purchase of flight equipment	(682,707)	(1,161,995)
Prepayments on flight equipment at end of period	$4,586,848	$2,111,659
During the year ended December 31, 2021, we incurred $31 million of interest expense which was fully capitalized.
The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
	(U.S. Dollars in millions)
Purchase obligations (a)	$4,241.0	$5,693.8	$5,245.5	$4,233.0	$1,885.7	$1,063.1	$22,362.1

(a)As of December 31, 2021, we had commitments to purchase 417 aircraft (including 26 purchase and leaseback transactions and excluding aircraft for which we have cancellation rights and aircraft with contracted sales at delivery), 30 engines, 16 helicopters and other commitments. The timing of our purchase obligations is based on current estimates. We have incorporated expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Commitments and contingencies (Continued)

Transbrasil litigation
We are party to a group of related actions arising from the leasing of various aircraft and engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively, the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the Lessors individually, brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the Lessors filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
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
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of the Transbrasil Provisional Enforcement Actions. The TJSP has since affirmed the dismissals of the actions seeking statutory penalties and attorneys’ fees. Lessors’ motion to clarify relating to the dismissal of the Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
The only matters remaining to be resolved are: (i) a motion to clarify relating to the dismissal of a lower court appeal with respect to the Indemnity Claim and (ii) a number of court-mandated legal fee assessments for (a) proofs of claim filed by the Lessors against the Transbrasil bankruptcy estate and (b) various otherwise-concluded enforcement proceedings, including the Provisional Enforcement Proceedings.

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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2021 and 2020, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of December 31, 2021 and 2020, we held an investment at fair value of $38.4 million and $12.1 million, respectively, based on quoted market price. The valuation of this investment was classified as Level 1. During the year ended December 31, 2021, we recognized a gain on investment at fair value of $2.3 million. During the year ended December 31, 2020, we recognized a loss on investment at fair value of $143.5 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Fair value measurements (Continued)

The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and 2020:

	December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$38,367	$38,367	$—	$—
Derivative assets	16,909	—	16,909	—

Liabilities
Derivative liabilities	$71,197	$—	$71,197	$—

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$12,110	$12,110	$—	$—
Derivative assets	3,303	—	3,303	—

Liabilities
Derivative liabilities	$167,303	$—	$167,303	$—
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
31. Fair value measurements (Continued)

The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the year ended December 31, 2021, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$160,946,898	Income approach	Discount rate	7%
			Non-contractual cash flows as a % of total cash flows	67%
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
As of December 31, 2021 and 2020, we held an investment at fair value of $38.4 million and $12.1 million, respectively, based on quoted market price. The valuation of this investment was classified as Level 1.
As of December 31, 2021, loans receivable and notes receivable carried at amortized cost had estimated fair values of $403.4 million and $616.9 million, respectively, and were classified as Level 3.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Fair value measurements (Continued)

All of our financial instruments are carried at amortized cost, other than our derivatives and investment which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2021 and 2020 were as follows:

	December 31, 2021
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,728,794		$1,728,794	$1,728,794	$—	$—
Restricted cash	185,959		185,959	185,959	—	—
Loans receivable	403,378		403,378	—	—	403,378
Notes receivable	616,883		616,883	—	—	616,883
Investment, at fair value	38,367		38,367	38,367	—	—
Derivative assets	16,909		16,909	—	16,909	—
	$2,990,290		$2,990,290	$1,953,120	$16,909	$1,020,261
Liabilities
Debt	$50,548,472	(a)	$51,348,160	$—	$51,348,160	$—
Derivative liabilities	71,197		71,197	—	71,197	—
	$50,619,669		$51,419,357	$—	$51,419,357	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2020
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,248,772		$1,248,772	$1,248,772	$—	$—
Restricted cash	246,518		246,518	246,518	—	—
Notes receivable	529,172		529,172	—	—	529,172
Investment, at fair value	12,110		12,110	12,110	—	—
Derivative assets	3,303		3,303	—	3,303	—
	$2,039,875		$2,039,875	$1,507,400	$3,303	$529,172
Liabilities
Debt	$28,934,904	(a)	$29,798,305	$—	$29,798,305	$—
Derivative liabilities	167,303		167,303	—	167,303	—
	$29,102,207		$29,965,608	$—	$29,965,608	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Subsequent events
Ukraine Conflict and Russia Sanctions
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and is now engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. These sanctions include prohibitions regarding the supply of aircraft and aircraft components to Russian persons or for use in Russia, subject to certain wind-down periods.
Prior to the Ukraine Conflict, we had 135 owned aircraft on lease to Russian airlines, as well as 14 owned engines on lease to Russian airlines. We had no helicopters on lease to Russian customers. The aggregate net carrying value of our owned assets leased to Russian airlines was approximately $3.1 billion (which includes flight equipment net book value of $3.3 billion, maintenance rights assets and other lease-related assets of approximately $500 million and maintenance liabilities and other lease-related liabilities of approximately $700 million) as of December 31, 2021. Additionally, SES had 14 engines on lease to Russian airlines prior to the Ukraine Conflict.
In addition, we had seven owned aircraft on lease to Ukrainian airlines, with an aggregate net carrying value of approximately $125 million as of December 31, 2021. As of March 30, 2022, five of these aircraft are in temporary storage outside of Ukraine. As of March 30, 2022, the remaining two aircraft are grounded in Ukraine, but the exact status of these aircraft remains difficult to ascertain.

We intend to fully comply with all applicable sanctions and we have terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations will result in reduced revenues and operating cash flows. Basic lease rents from our owned aircraft and engines leased to Russian airlines were approximately $33 million for the month of December 2021.
We have sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia. As of March 30, 2022, we had detained 22 of our 135 owned aircraft and three of our 14 owned engines outside of Russia. The net carrying value as of December 31, 2021, of the owned aircraft and engines that we have removed from Russia was approximately $400 million.
It is unclear whether we will be able to repossess any additional aircraft or engines from our former Russian airline customers, or, if we do so, when we will be able to do so, and we do not know what the condition of these assets will be at the time of repossession or whether any such aircraft could be re-leased or sold. Any failure to promptly repossess our aircraft and engines will adversely affect our business and financial results. Many of these Russian airlines have continued to fly our aircraft and engines notwithstanding the leasing terminations and our repeated demands for the return of our assets. Our aircraft and engines that remain in Russia may suffer damage or deterioration due to inadequate maintenance and lack of spare parts.
As a result, we expect to recognize an impairment on our assets in Russia which have not been returned to us as early as the first quarter of 2022. While we have not yet determined the amount of this impairment, it may amount to the total net carrying value of these assets. We may also recognize an impairment on our assets that we have repossessed from Russian airlines as a result of our inability to re-lease them or otherwise.
We had letters of credit related to our aircraft and engines leased to Russian airlines as of February 24, 2022 of approximately $260 million, all confirmed by financial institutions in Western Europe. We have presented requests for payment to all of these institutions. As of March 30, 2022, we had received payments of approximately $175 million related to these letters of credit. We have initiated legal proceedings against one financial institution which rejected our payment demands in respect of certain letters of credit. We continue to work with other financial institutions toward receiving payments on the remaining letters of credit. We intend to pursue all available legal claims concerning these letters of credit but the timing and amount of any payments under these remaining letters of credit are uncertain.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Subsequent events (continued)
Our lessees are required to provide insurance coverage with respect to leased aircraft and we are named as insureds under those policies in the event of a total loss of an aircraft or engine. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee’s policy fails to indemnify us. We have submitted an insurance claim for approximately $3.5 billion with respect to all aircraft and engines remaining in Russia and intend to pursue all of our claims under these policies with respect to our assets leased to Russian airlines as of February 24, 2022. However, the timing and amount of any recoveries under these policies are uncertain.
In addition, we intend to pursue all available legal claims related to our assets leased to Russian airlines as of February 24, 2022. However, the timing and amount of any recoveries under any of these claims are uncertain.
AerFunding Amendment and Extension
In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility which was subsequently upsized and amended. In March 2022, AerFunding amended this facility, extending the revolving period to September 2024, following which there is a 30-month term out period. The final maturity date of the AerFunding Revolving Credit Facility is March 2027.