Form 20-F/A
period 2021-12-31
AerCap Holdings N.V.
filed 2022-05-17
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

2021 Auditor Name: KPMG, Auditor location: Dublin, Ireland, Audit Firm ID: 1116

EXPLANATORY NOTE

AerCap Holdings N.V. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2021 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on March 30, 2022 (the “Original Filing Date”), as an exhibits-only filing, solely to update the Form 20-F to provide Exhibit 2.7 and Exhibit 2.8 and to amend the exhibit index pursuant to Item 19 of Form 20-F.

Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the financial or other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and any other documents that the Company has filed with the SEC on or after the Original Filing Date.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4, and 5 have been omitted from such certifications. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) because no financial statements are filed with this Amendment No. 1.

This Amendment No. 1 consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

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

2.5
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

2.6***
Seventh Amended and Restated Credit Agreement, dated as of February 25, 2022, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited

2.7*
Third Amended and Restated Revolving Credit Agreement, dated as of October 22, 2019, as amended by Amendment No. 1, dated as of March 30, 2021, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent

2.8*
Revolving Credit Agreement, dated as of March 30, 2021, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto, the lending institutions party thereto and Citibank, N.A., as administrative agent

2.9
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

2.10
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.11
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

Exhibit Number	Description of Exhibit

2.12
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

2.23
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

2.24
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

2.25
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

2.26
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

2.29
Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Registration Statement No. 333-234028 and incorporated herein by reference)

2.30
First Supplemental Indenture, dated as of October 10, 2019, to the Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 10, 2019 and incorporated herein by reference)

2.31
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

2.34
Third Supplemental Indenture relating to the 1.899% Senior Notes due 2025, dated as of November 1, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 1, 2021 and incorporated herein by reference)

2.35
Indenture, dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as Exhibit 4.1 to the ILFC Registration Statement No. 333-136681 and incorporated herein by reference)

2.36
Fourth Supplemental Indenture, dated as of December 22, 2011, to the Indenture dated as of August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.37
Sixth Supplemental Indenture, dated as of August 21, 2012, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

2.38
Ninth Supplemental Indenture, dated as of May 14, 2014, to the Indenture dated August 1, 2006, between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.39
Officers’ Certificate, dated as of December 22, 2011, establishing the terms of the 8.625% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on December 22, 2011 and incorporated herein by reference)

2.40
Officers’ Certificate, dated as of August 21, 2012, establishing the terms of the 5.875% senior notes due 2022 (filed as an exhibit to the ILFC Form 8-K filed on August 21, 2012 and incorporated herein by reference)

Exhibit Number	Description of Exhibit

2.41
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

2.45	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.46	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.47
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

2.49
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

2.50
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

2.51***
Fourth Amendment to Term Loan Credit Agreement, dated as of March 7, 2018, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent

2.52
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

2.53***
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

2.54***
Term Loan Security Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing Designated Activity Company, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, and the additional grantors referred to therein as grantors, and Citibank, N.A., as collateral agent

2.55	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

Exhibit Number	Description of Exhibit

2.56
The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.57***	Description of Certain Registrant Securities

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

8.1***	List of Subsidiaries of AerCap Holdings N.V.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

15.2***	Consent of KPMG, an independent registered public accounting firm

15.3***	Letter from PricewaterhouseCoopers, an independent registered public accounting firm, dated March 30, 2022

17.1***	Subsidiary Issuers of Registered Guaranteed Securities

Exhibit Number	Description of Exhibit

101***	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

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

* Filed herewith.
** Previously furnished with the initial filing of the Original Form 20-F, filed on March 30, 2022.
*** Previously filed with the initial filing of the Original Form 20-F, filed on March 30, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F for the year ended December 31, 2021 on its behalf.

AERCAP HOLDINGS N.V.

By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer

Date: May 17, 2022