Form 20-F
period 2022-12-31
AerCap Holdings N.V.
filed 2023-03-02
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Ordinary Shares, Euro 0.01 par value	245,931,275
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
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the rate of recovery in air travel related to the Covid-19 pandemic, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
RISK FACTORS
Summary Risk Factors
Risks relating to our funding, liquidity and financial structure
•We require significant capital resources and cash flows to fund our business and service our debt, and changes in the availability of capital, our ability to raise funding or in the interest rates we pay on our debt may affect our operations or financial results.
•We have a substantial level of indebtedness and we might incur significantly more debt, which could adversely impact our operating flexibility and subject us to covenants that impose restrictions that may affect our ability to operate our business.
Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business
•We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated, particularly China.
•Our assets are subject to various environmental regulations and concerns, including those relating to climate change, that may be supplemented by additional regulations and requirements or become more stringent, which may negatively affect our operations.
•Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
•Our insurance policies may not adequately cover our risks, the costs of our insurance policies may increase and/or our insurance coverage may be reduced, and we may not be able to recover under insurance policies in a timely manner or at all should we suffer loss.
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
•If a decline in demand for certain flight equipment causes a decline in their projected lease rates, or if we dispose of flight equipment for a price that is less than their depreciated book value on our balance sheet, then we will be required to recognize impairments, losses on disposals or make fair value adjustments.

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
Risks related to our relationship with our lessees
•We have limited control over the operation of our flight equipment while it is under lease and we depend on our lessees to properly maintain and insure our flight equipment, which may expose us to additional and unexpected costs.
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
•We rely on a small number of manufacturers for the supply of commercial flight equipment, and any disruption in these manufacturers’ operating abilities, including as a result of supply chain issues, has caused us to experience delays, and may cause us to experience further delays, on the delivery of our flight equipment orders. We may experience additional delivery delays and associated costs if flight equipment manufacturers encounter quality issues that delay the manufacture of new flight equipment or if flight equipment fails to meet the contractual requirements or the requirements of air travel regulators.
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
•GE holds a significant portion of our outstanding ordinary shares and has certain governance rights, and may as a result be able to influence fundamental corporate matters. In addition, sales by GE of our ordinary shares issued to GE in connection with the GECAS Transaction may negatively affect the market price of our ordinary shares.
•We are subject to taxation regimes in various jurisdictions, and we may become subject to additional taxes in those jurisdictions, taxes in other jurisdictions, or experience changes in our tax status in certain jurisdictions, which may affect the effective tax rates that we are subject to and the results of our operations.

Risks relating to our funding, liquidity and financial structure
We require significant capital to fund our business.
As of December 31, 2022, we had 435 new aircraft, 47 engines, and 18 helicopters on order, which will require substantial purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling flight equipment.
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
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and flight equipment purchases, sell assets, restructure or refinance our indebtedness, or seek additional capital, including through new types of debt, equity or hybrid securities. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates, which would increase our debt service requirements accordingly, and this has become significantly more likely given the current interest rate environment. Moreover, any such refinancing might require us to comply with more onerous covenants, which could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our flight equipment purchase commitments as they come due. Failure to make payments on our debt would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Moreover, the issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.
Despite our substantial indebtedness, we might incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, Export Credit Agency (“ECA”)-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other financings do not prohibit us from incurring additional debt. As of December 31, 2022, we had $10.7 billion of undrawn lines of credit available under our revolving credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $269 million, was $46.8 billion as of December 31, 2022 (67% of our total assets as of December 31, 2022), and our interest payments, net of amounts capitalized, were $1.6 billion for the year ended December 31, 2022. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
Certain of our indentures, term loan facilities, ECA-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit our operational flexibility. Among other negative covenants customary for such financings, certain of these restrictions limit our ability to incur additional indebtedness, create liens on, sell or access certain assets, declare or pay certain dividends and distributions or enter into certain transactions, investments, acquisitions, loans, guarantees or advances. Additionally, a substantial portion of our owned aircraft are held through Special Purpose Entities (“SPEs”) or finance structures that finance or refinance the aircraft through funding agreements that place restrictions on distributions of funds to us.
Agreements governing certain of our indebtedness also contain financial covenants, including requirements that we comply with certain loan-to-value, interest coverage and leverage ratios. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. Our ability to comply with these covenants may be affected by events beyond our control. Failure to comply with any of the covenants in our financing agreements would result in a default under those agreements and could result in a default under other agreements containing cross-default provisions. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.

Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing.
Like many leasing companies, we are subject to interest rate risk. We use a mix of fixed rate and floating rate debt to finance our business. The principal amount of our outstanding floating rate debt was $9.3 billion, or 20% of the total principal amount of our outstanding indebtedness as of December 31, 2022. Our cost of borrowing is affected by the interest rates that we obtain on our debt financings, which can fluctuate based on, among other things, general market conditions, the market’s assessment of our credit risk, prevailing interest rates in the market, fluctuations in U.S. Treasury rates and other benchmark rates, changes in credit spreads or swap spreads, and the duration of the debt we issue. While we routinely enter into hedging transactions to mitigate this risk, those hedging transactions may not sufficiently insulate us from the impact of changes in interest rates and may cause us to forgo any benefit that might result from favorable fluctuations in such rates. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk” for further details on our interest rate risk. One of our primary sources of income is leases with multi-year fixed rates. A mismatch in the rates that we are obligated to pay to finance our business and the rents that accrue under leases can negatively impact our net income.
During the year ended December 31, 2022, interest rates have increased significantly in the United States, the European Union, the United Kingdom and other countries, and we expect that rates will continue to increase during the year ending December 31, 2023. If and when interest rates increase, we will be obligated to make higher interest payments to the lenders of our floating rate debt; this will negatively impact our net income to the extent that those payments are not hedged. Increasing rates may also increase the cost of any new financing we may raise during this period, which could, if not hedged, impact our net income. Typically, we are not able to immediately offset this negative impact by increasing the rates on our leases. During the year ended December 31, 2022, 98.2% of our basic lease rents from flight equipment under operating leases was attributable to leases with fixed lease rates and 1.8% was derived from leases with lease rates tied to floating interest rates. As our leases are primarily for multiple years with fixed lease rates for the duration of the lease, we generally cannot increase the lease rates with respect to a particular aircraft until the expiration of the lease, even if the market is able to bear the increased lease rates. As a result, there will be a lag in our ability to adjust and pass on the costs of increasing interest rates. Rising interest rates may also have a negative impact on the financial condition of our lessees, who may find it more difficult to service their debt and obtain new financing on favorable terms. While most of our leases have fixed lease rates, some lessees do have floating rate leases, and rising interest rates may increase the risk of a lessee with floating rate lease rates defaulting as payments due to us increase.
We are also exposed to certain risks from interest rate decreases. Decreases in interest rates may adversely affect our interest revenue on cash deposits and our lease revenue. A decrease in interest rates would also cause a decrease in our lease revenue from leases with lease rates tied to floating interest rates. We could also experience reduced lease revenue from our fixed rate leases if interest rates decrease because these are based, in part, on prevailing interest rates at the time we enter into the lease. As a result, new fixed rate leases we enter into at a time of lower interest rates may be at lower lease rates than had no such interest rate decrease occurred, adversely affecting our lease revenue. This may be particularly harmful to our business if we incur debt at higher interest rates and enter into leases at a time of lower interest rates.
Inflationary pressure may have a negative impact on our financial results, including by diminishing the value of our leases.
After a sustained period of relatively low inflation rates, for the year ended December 31, 2022, current rates of inflation are above or near recent historical highs in the United States, the European Union, the United Kingdom, and other countries. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally for multi-year periods, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. High rates of inflation may also lead policymakers to attempt to decrease demand or to adopt higher interest rates to combat inflationary pressures, resulting in the risks detailed in “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing.” Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs.
Our cost of borrowing and access to the capital markets are affected by our credit ratings.
We are currently subject to periodic review by independent credit rating agencies S&P, Moody’s and Fitch, each of which currently maintains an investment grade rating with respect to us.
We cannot assure you that these credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn. Any actual or anticipated changes in our credit ratings could negatively impact our ability to obtain secured or unsecured financing, increase our borrowing costs or limit our access to the capital markets, which could adversely impact our financial results.
The discontinuation, reform or replacement of benchmark indices may negatively affect our interest rate exposure.
Interest rate benchmarks, including the London Interbank Offered Rates (“LIBOR”), are the subject of ongoing reform and, in some cases, discontinuation. The discontinuation or replacement of such benchmarks may disrupt the broader financial markets or could negatively impact our interest expense, and hedging transactions that we use in respect of floating rate instruments based on such benchmarks may not be effective to protect us against any such negative impact. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. This has subsequently been extended to June 2023 for the major USD LIBOR tenors. We are party to certain debt instruments, derivative contracts and leases that use benchmark rates, such as LIBOR, which requires us to transition these instruments, contracts and leases to alternative reference rates in the event of their discontinuation. In anticipation of the June 30, 2023 deadline, we have commenced the transition of our LIBOR-based instruments, contracts and leases to the Secured Overnight Financing Rate (“SOFR”) in October 2022 and expect to conclude the transition by June 30, 2023. The replacement of existing benchmark rates with an alternate benchmark rate may negatively impact the value of those contracts to us, expose us to additional financial, tax, legal, operational or other costs, or expose us to additional interest rate-related risks. As of December 31, 2022, we had $3.2 billion of floating rate debt outstanding linked to a SOFR index, and $5.1 billion of floating rate debt outstanding linked to either one-month, three-month or six-month USD LIBOR. As of December 31, 2022, we had $1.7 billion notional amount of floating rate derivatives outstanding linked to a SOFR index and $3.7 billion notional amount of floating rate derivatives outstanding linked to either one-month, three-month or six-month USD LIBOR. All floating rate debt and derivatives outstanding linked to a LIBOR index are due to be transitioned to a SOFR index by, or mature before, June 30, 2023.

Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business
The international operations of our business and those of our lessees expose us to geopolitical risks that may have a negative impact on our and our lessees’ businesses, including the risk of legal and regulatory responses.
Our business, and the aviation industry generally, is subject to certain geopolitical risks. Geopolitical turmoil and uncertainty can have a significant disruptive effect on global markets, lead to regulatory and legal uncertainty and the imposition of requirements that may adversely affect our business, and impact trade markets, currency exchange rates, supply chains, and demand for and regulation concerning international and domestic travel, among other areas. This could have a negative impact on our ability to lease aircraft, engines and helicopters, collect payments from, and support customers in certain regions based on trade restrictions, embargoes, and export control laws, and could disrupt airline travel through, among other avenues, the imposition of closures of air space. Sanctions, including prohibitions regarding the supply of aircraft and aircraft components to specific persons, or for use in specific territories, may result in reduced revenues, and operating cash flows. For example, the Russian invasion of Ukraine and continued conflict in that area (the “Ukraine Conflict”) has had an adverse impact on our business, in part through its disruption of supply chains and financial markets, the regulatory and legal responses of various governments and our loss of flight equipment in Russia. Future geopolitical events and their associated responses, particularly in or between regions to which we have substantial exposure, could have similar or worse effects on our operations and financials. For example, escalation or the continuation of the Ukraine Conflict or other hostilities in that region, the situation in Syria, Venezuela and Ethiopia, the Israeli/Palestinian conflict, tension over the nuclear programs of North Korea and Iran, political instability in the Middle East and North Africa, tensions and potential conflict between mainland China and Taiwan, tensions between China and the United States, the territorial disputes between Japan and China and the tensions in the South China Sea could lead to further instability in these regions and negative impacts on our lessees’ businesses and our results of operations.
Additionally, the international distribution of our assets exposes us to risks associated with limitations on the repossession and repatriation of our assets or the expropriation of our international assets. For example, at the time of Russia’s launch of the Ukraine Conflict, we had significant assets on lease to Russian airlines. While we sought to repossess the affected assets, we have only been able to recover a small minority of the assets and have concluded that it is likely that we will not regain possession of the remainder of the assets. As a result, we recognized a pre-tax net charge of $2.7 billion to our earnings in 2022, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. It is not possible to predict the consequences of geopolitical events and their associated regulatory legal responses on our business.
The international nature of our and our lessees’ businesses exposes us to a wide range of regulatory and legal regimes. We also face uncertainty from changes in political regimes globally. Changes in international regulations, laws, taxes, export controls, tariffs, embargoes, sanctions or other restrictions on trade or travel, including changes in response to geopolitical events, could adversely affect the profitability of our lessees’ businesses, the operations of aircraft manufacturers or the results of our operations. For an example, please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—We are subject to various risks and requirements associated with transacting business in many countries.” There is also a risk that we may become subject to contradictory legal obligations.
We conduct substantial business in emerging markets, and are subject to the economic, legal and political risks associated with this strategy.
We derive substantial lease revenue (53% in 2022, 54% in 2021 and 53% in 2020) from airlines in emerging market countries. Emerging market countries have less developed economies and are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events could result in economic instability that adversely affects the value of our ownership interest in flight equipment subject to lease in such countries, or the ability of our lessees that serve such markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

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
Through our lessees and the countries in which they operate, we are exposed to the specific economic and political conditions and associated risks of those jurisdictions, including the regional impacts of the Covid-19 pandemic. These risks can include economic recessions, burdensome local regulations or, in extreme cases, increased risks of requisition of our flight equipment and risks of wide-ranging sanctions prohibiting us from leasing flight equipment in certain jurisdictions. An adverse political or economic event in any region or country in which our lessees or our flight equipment are concentrated could affect the ability of our lessees to meet their obligations to us, or expose us to legal or political risks associated with the affected jurisdictions, all of which could have a material and adverse effect on our financial results.
We have a large concentration of lessees in China, with 16.9% of our fleet on lease to Chinese airlines as of December 31, 2022, and therefore have greater exposure to the economic and political conditions in that country and to the increasingly adversarial relationship between China and the West. Recent and future political developments, including trade and other disputes between the United States and China, and other evolving policies pursued in Europe, could result in increased and unexpected regulations on trade, which could adversely impact the results of our operations. Further deterioration in China’s relationship with the West could result in the imposition of more stringent trade or travel restrictions, which would harm the operations of our lessees and could materially affect our financial results. Also, in the event that sanctions affecting the ability of aircraft lessors to conduct business in China were imposed by the United States, the European Union, the United Kingdom or other governmental authorities, whether as a result of conflict between mainland China and Taiwan or otherwise, our financial condition, cash flows, liquidity and results of operations would be materially adversely affected, including as a result of potential write-offs or impairments of our assets, such as we experienced as a result of the Ukraine Conflict.
We are subject to various risks and requirements associated with transacting business in many countries.
Our international operations expose us to trade and economic sanctions, export controls and other restrictions imposed by the United States, the European Union, the United Kingdom, and other governments or organizations. Any failure on our part to comply with applicable sanctions regimes or trade regulations could have negative consequences for our business. For example, as a result of the Ukraine Conflict, sanctions imposed by various governments against Russia, certain Russian persons and certain activities involving Russia or Russian persons prohibited us from leasing flight equipment to Russian lessees, which required us to terminate the leasing of all our flight equipment with Russian lessees. The U.S. Departments of Justice, Commerce, State and Treasury and other U.S. federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act, and other U.S. federal statutes and regulations, including those established by the Office of Foreign Asset Control. Under these laws and regulations, the U.S. government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of any of these laws or regulations and those imposed by other relevant jurisdictions (including the European Union) could materially and adversely impact our business, operating results, and financial condition.
We have implemented and maintain in effect policies and procedures designed to ensure compliance by us, our subsidiaries and our directors, officers, employees, consultants and agents with respect to various export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. However, such personnel could engage in unauthorized conduct for which we may be held responsible. Violations of such laws and regulations may result in severe criminal or civil penalties, and we may be subject to other liabilities, which could materially and adversely affect our financial results.

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
Our operations and assets are subject to various U.S. federal, state and local laws and regulations, and non-U.S. laws and regulations related to the protection of the environment. We could incur substantial costs, including capital and other expenditures, to comply with such requirements, as well as fines, penalties, or civil or criminal sanctions and third-party claims, if we were to violate or become liable under such laws or regulations. For example, jurisdictions around the world have adopted regulations regarding aircraft and engine noise and emissions levels that apply based on where the relevant aircraft is registered and where the aircraft is operated and that have become more stringent over time. These or other future regulations applicable to our aircraft could limit the usability or the economic life of certain of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.
Due to growing concerns over the risks of climate change, the United States, the EU and other jurisdictions are moving towards imposing more stringent limits on greenhouse gas emissions from aircraft engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. These limits may also impact growth levels in air travel. In particular, the aviation sector is subject to the EU Emissions Trading System (“ETS”), a cap‐and‐trade system for greenhouse gas emissions, under which airlines currently are granted free emission allowances based on historical performance and a carbon dioxide efficiency benchmark. However, on December 6, 2022, a provisional agreement on the European Commission’s “Fit for 55” proposal was reached between the European Parliament and the European Council, that will modify the ETS system by phasing out ETS allowances for the aviation sector by 2026. In addition, the International Civil Aviation Organization (“ICAO”) has adopted the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emissions from international aviation that will become mandatory in 2027. At least 115 countries, including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA from 2023. Limitations on emissions, such as those under ETS and CORSIA, could favor younger, more fuel-efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly evolving and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
The airline industry has also come under increased scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel or increased costs to air travel, it may affect demand for our aircraft, lessees’ ability to make rental and other lease payments and reduce the value we receive for our aircraft upon any disposition, which would negatively affect our financial condition, cash flow and results of operations. In addition, growing demand to transition to lower-carbon technologies, such as sustainable aviation fuels that may be developed over time, may increase our costs or reduce demand for our aircraft or engines or airline travel more generally.

Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Public ESG and sustainability reporting is becoming more broadly expected by lenders, investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. The level of a company’s greenhouse gas emissions is one such metric that is receiving heightened attention by lenders, investors, shareholders and lawmakers. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. Moreover, investors, particularly institutional investors, use these scores to benchmark companies against their peers, and if a company is perceived as lagging, these investors may engage with the company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. In addition, current EU regulations require financial firms to disclose how sustainability risks are incorporated into their lending decisions, and further regulations in the EU, and similar regulations in the United States and other jurisdictions, may come into force in the future. Such regulations may encourage or require lenders to consider the sustainability impact of their loans, and if we, or the aviation sector generally become disfavored, the availability or terms of financing and our cost of funds could be materially and negatively impacted. We may also face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to greenhouse gas emissions, do not meet the standards set by our lenders, investors, shareholders, lawmakers or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our common stock or debt from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by lenders, investors, lawmakers and other parties as described above may impose additional costs or expose us to new risks.
Our insurance policies, including our use of a captive insurance company, may not provide adequate protection against risks, events outside of our control may cause insurers to raise premiums and/or reduce or cancel available coverage, and we may not be able to recover losses under our policies.
We seek protection from a number of our key operational risk exposures by purchasing insurance to cover insurable risks, by requiring our lessees to maintain insurance, and, recently, through a captive insurance program. We require our lessees to provide insurance coverage with respect to leased flight equipment, with AerCap (or our relevant affiliate) named as an insured under those policies in the event of a total loss of an aircraft or engine. We also purchase contingent and possessed insurance (“C&P Policy”) which provides us with coverage when our flight equipment is not subject to a lease or where a lessee’s policy fails to indemnify us. Finally, we have recently adopted a captive insurance program to complement our overall insurance program.
Although we believe that our insurance coverage is consistent with industry practice and available cover from the insurance market, our insurance may not adequately cover certain risks. Our and our lessees’ insurance policies are subject to periodic review by insurers and may not be renewed at all or may be renewed on less favorable terms. Events outside of our control may cause insurers to increase premiums and/or decrease coverage under insurance policies, or even withdraw from the market entirely. For example, the Ukraine Conflict has led insurers to reassess their exposure to certain risks and geographical locations and we have experienced a significant increase in the cost of our insurance and a significant reduction in our insurance cover. We expect to continue to experience difficulty in obtaining appropriate policy limits and coverage at a reasonable cost and on reasonable terms. An inability to obtain insurance, significant increases in the cost of insurance we obtain, higher deductibles under our policies or losses in excess of our insurance coverage could have a material adverse effect on our business. During the year ended December 31, 2022, we established a Bermuda domiciled wholly-owned captive insurance company, Aistrigh Limited (“Aistrigh”), to help mitigate some of these risks. As of December 31, 2022, Aistrigh was providing approximately 10% of our war risk insurance. Aistrigh may not provide the intended benefits, and our funding of Aistrigh may be insufficient to adequately cover the costs of any insured events. In addition, there is no guarantee that reinsurance will continue to be available to Aistrigh, which would negatively impact our captive insurance coverage.
Even where we have insurance, we may face difficulties in pursuing claims under our policies. Insurance claims may take years to fully settle and we may be in dispute with our insurers about the extent of coverage as we have experienced as a result of the Ukraine Conflict. Pursuing claims may require certain legal, regulatory and other enforcement costs for which we may not be reimbursed. For example, refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to disease, natural disasters, terrorist attacks and other world events—We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under the policies in a timely manner or at all.”

Risks related to disease, natural disasters, terrorist attacks and other world events
The Covid-19 pandemic may continue to have a material and adverse impact on our business.
While commercial airline traffic recovered significantly in 2022, the Covid-19 pandemic continues to pose a range of risks to our business. The emergence of new variants, developments in the public health situation, the reimposition or continuation of travel restrictions, and other pandemic-related complications could have a negative impact on our business. The Covid-19 pandemic has had, and may continue to have, a negative impact on the financial condition of our lessees, which could have a negative impact on our business.
In connection with the Covid-19 pandemic, we have agreed with many of our lessees to defer rent obligations. Some of these deferrals are continuing, and we may determine to grant further accommodations in the future, which could, have a negative impact on our basic lease rents.
Refer to “Item 3. Key Information—Risk Factors—Risks related to the financial strength of our lessees—If our lessees encounter financial difficulties and we restructure or terminate our leases, including as a result of customer reorganizations or bankruptcies, we are likely to obtain less favorable lease terms.”
In particular, we have a large concentration of lessees in Asia, and pandemic-related developments in that region may adversely harm our business. Refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—Because our lessees are concentrated in certain geographical regions, we have concentrated exposure to the political and economic risks associated with those regions, particularly China.” While China has recently relaxed travel restrictions, there is no guarantee that this trend will continue, and the adoption of new travel restrictions in China, and in Asia more generally, may have a substantial impact on our net income. In addition, a number of countries have recently imposed restrictions on travelers arriving from China. The imposition of travel restrictions on China, and other countries in Asia, may lessen the demand for air travel in this region and have a negative impact on our business. If the Covid-19 pandemic continues to impact our results of operations, our ability to comply with financial covenants may also be affected. To the extent that the Covid-19 pandemic adversely affects our ability to comply with any of these covenants, it may also have the effect of exacerbating many of the other risks identified in “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.”
Global or regional public health developments, extreme weather or natural disasters or other force majeure events may adversely affect the demand for air travel, the financial condition of our lessees and the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
Our international operations expose us to risks associated with unforeseen global and regional events. Epidemic diseases such as Covid-19, Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus could materially and adversely affect the overall amount of air travel. These diseases, or the fear of these diseases, could result in government-imposed travel restrictions and reduced passenger demand for travel. The occurrence of severe weather events or natural disasters, including floods, earthquakes and volcanic eruptions, may make airlines unable to operate to or from certain regions or impact demand for air travel, and the frequency or severity of these types of events may worsen as a result of climate change. The occurrence or outbreak of any of the above events or other force majeure events could adversely affect commercial airline traffic, reduce demand for flight equipment leases or impair the financial condition of the aviation industry, including our lessees. As a result, our lessees may not be able to satisfy their payment obligations to us. These events may also cause damage to our flight equipment, the extent of losses from which may not be fully covered by insurance. For these and other reasons, our financial results may be materially and adversely affected by the occurrence of such events.

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
•significantly higher premiums or reduced coverage amounts for aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, which may be insufficient to comply with the current requirements of aircraft lenders and lessors or applicable government regulations, or the unavailability or cancellation of certain types of insurance, as generally evidenced by the change in the war insurance market, and by the imposition by insurers of new geographical limits and restrictions on airlines’ policies;
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
Such events are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in a material adverse effect on their financial condition and liquidity, including their ability to make rental and other lease payments to us or to obtain the types and amounts of insurance we require. Such events could also impact the operations of our lessees and could lead to aircraft or fleet groundings (for instance due to cancellation of war insurance cover) or additional lease restructurings and repossessions, increase our cost of re-leasing or selling flight equipment, impair our ability to re-lease or otherwise dispose of flight equipment on favorable terms or at all, or reduce the proceeds we receive for our flight equipment in a disposition.
We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under the policies in a timely manner or at all.
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”), causing several countries to impose broad and far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons.
The Ukraine Conflict, the sanctions and the actions of our former Russian lessees and the Russian government together represent an unusual and infrequent event and therefore the net charges related to the Ukraine Conflict are classified separately on our Consolidated Income Statements. During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines. The impairments recognized with respect to assets recovered from Russian and Ukrainian airlines were based on the expected commercial strategy and corresponding cash flow estimates for each asset.
In March 2022, we submitted an insurance claim for approximately $3.5 billion under our C&P Policy with respect to all aircraft and engines remaining in Russia. In June 2022, we commenced legal proceedings in London, England to recover up to $3.5 billion in connection with our previously submitted claim under the C&P Policy. Refer to Note 30—Commitments and Contingencies to our Consolidated Financial Statements included in this annual report for further details.

In parallel, during the year ended December 31, 2022, we submitted claims as an additional insured under the Russian airlines’ insurance policies. Our efforts to recover from the airlines’ Russian insurers and their reinsurers continue. The collection, timing and amount of any potential recoveries under our C&P Policy and under the airlines’ insurance and reinsurance policies are uncertain. We have not recognized any claim receivables in respect of our claims under our C&P Policy and under the Russian airlines’ insurance and reinsurance policies as of December 31, 2022, and we may be unable to recover under these policies.
In November 2022, we submitted an insurance claim under a Ukrainian airline’s insurance and reinsurance policies for approximately $97 million for the loss of one aircraft which remains in Ukraine. In January 2023, we submitted an insurance claim under our C&P Policy for the same aircraft and also submitted an insurance claim under our C&P policy for our second aircraft which remains in Ukraine. The value of the two claims under our C&P Policy for the two aircraft which remain in Ukraine is approximately $100 million. We intend to continue to vigorously pursue all insurance claims in respect of the two aircraft which remain in Ukraine. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of December 31, 2022.
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
Our results depend on our ability to consistently acquire strategically attractive flight equipment, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring flight equipment, we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our flight equipment is returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the asset. Because our leases are predominantly operating leases, only a portion of the relevant flight equipment’s value is recovered by the revenues generated from the lease and we may not be able to realize such flight equipment’s residual value after lease expiration. Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft and engines will depend in part on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease and disposition, which are outside of our control.
Our business depends heavily on the level of demand for flight equipment in our fleet, which may decline as a result of changes in market conditions and the overall health of air travel.
Flight equipment are long-lived assets and aircraft demand can change over time as a result of changes in market conditions outside of our control. Customer demand for our assets is primarily driven by long-term trends in passenger air travel and air cargo demand, and is limited by airport and air traffic control infrastructure constraints. Demand is also influenced by changes in economic growth, regulation, customer profitability, fuel prices, the availability of asset financing, pricing and other competitive factors. For example, the Covid-19 pandemic significantly affected passenger air travel worldwide, and the extent, duration and severity of the pandemic and the continued rate of recovery in air travel, the aviation industry and global economic conditions will impact demand for our aircraft. In addition, the imposition of more stringent regulation on air travel, including remaining travel restrictions imposed in reaction to the Covid-19 pandemic, may adversely impact the profitability of air travel and reduce demand for our aircraft and engines. Types of regulation that could impact flight equipment demand include environmental rules, noise or emissions limitations, age constraints, trade and import and export controls, tariffs and other trade barriers. If flight equipment demand declines, lease rates and residual values of assets could be negatively impacted and we may be unable to lease our assets on favorable terms, if at all. Flight equipment values and lease rates have occasionally experienced sharp decreases in response to market conditions or otherwise.
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

In addition, new aircraft types that are introduced to the market could be more attractive for the target lessees of our aircraft, increasing the supply of older aircraft in the marketplace. This may cause the retirement and obsolescence of aircraft models, decrease comparative values of aircraft based on newly competitive aircraft and reduce the availability of spare parts for older aircraft. For instance, Airbus S.A.S. (“Airbus”), The Boeing Company (“Boeing”) and Embraer S.A. (“Embraer”) have launched several new technology aircraft types in recent years, including the Boeing 787 Family, the Boeing 737 MAX Family, the Airbus A320neo Family, the Airbus A330neo Family, the Airbus A350 Family, the Airbus A220 Family and the Embraer E-Jet E2 Family. These new technology aircraft types, and potential variants of these types, may reduce the desirability of, and have an adverse effect on residual value and future lease rates of, older aircraft types and variants. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus, Boeing and Embraer, putting downward price pressure on, and decreasing the marketability of, aircraft from these manufacturers. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees.
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
We generate our revenue primarily from leases to airlines, and as a result we are exposed to many of the risks that airlines face. The ability of our lessees to perform their obligations depends primarily on their financial condition and cash flows, which are affected by factors outside our control. In addition to general economic and market conditions, airlines are affected by overall changes in passenger and air cargo demand, the price and availability of jet fuel, labor difficulties and costs, currency exchange rates, the availability of financial or other governmental support and governmental regulation and associated fees, including travel restrictions, restrictions on carbon emissions, environmental regulations and fly-over restrictions.
Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to be affected, and are affected more quickly, by these factors. Such airlines are also more likely to seek operating leases.
A deterioration in the financial condition and cash flows of our lessees, including from the ongoing impacts of the Covid-19 pandemic, the Ukraine Conflict, inflationary environment, supply chain issues, higher jet fuel prices and higher interest rates would increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.
Our financial condition, financial results and cash flows may be materially and adversely affected by any events adversely affecting the financial strength of our lessees.
Increases in fuel prices and fuel price volatility could affect our lessees’ ability to meet their lease payment obligations to us.
The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates, including events, such as natural disasters and wars, that affect fuel supply. For example, predominantly as a result of the Ukraine Conflict and resulting sanctions imposed by various governments on Russia, in 2022 oil prices and jet fuel prices rose to their highest levels since 2008.
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
If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. In addition, in recent years, several airlines and other customers, including several of our lessees, have filed for protection under their local bankruptcy and insolvency laws, and certain airlines and other customers have gone into liquidation, and the impact of the Covid-19 pandemic on air travel caused an increase in the number of airlines and other customers filing for such protection. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the flight equipment promptly and at favorable rates, if at all. Moreover, airline bankruptcies historically have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. As such, further reorganizations would adversely affect our ability to re-lease or sell aircraft at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.
Risks related to our relationship with our lessees
We have limited control over the operation of our flight equipment while it is under lease and depend on our lessees to properly maintain and insure our flight equipment.
While our flight equipment is on lease, we do not directly control its operation. Under our leases, our lessees are primarily responsible for maintaining our assets, obtaining adequate levels of insurance and complying with all governmental requirements applicable to the lessee and the flight equipment, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. Nevertheless, because we still own and hold title to the flight equipment we could be exposed to costs resulting from a lessee’s failure to properly maintain an asset under lease or be held liable for losses resulting from its operation while under lease. If a lessee fails to perform required maintenance on our asset during the term of the lease, the asset’s market value may decline or we might be required to incur maintenance and modification costs, which would result in lower revenues from its subsequent lease or sale, or the asset might be grounded. Additionally, if our lessees are unable to procure, or fail to maintain, adequate insurance coverage, default in their indemnification or insurance obligations to us, or are exposed to losses for which they do not have coverage, our lessees’ operations may be curtailed or halted, and we could face increased costs from pursuing corrective action or face reductions in, or the absence of, insurance proceeds that would otherwise be payable to us in the case of loss. If our lessees fail to meet their obligations to pay supplemental maintenance rents or end-of-lease (“EOL”) compensation, fail to perform required scheduled maintenance, fail to obtain and maintain insurance coverage for losses to which they are exposed, or if we are required to incur unexpected costs associated with any of the above, our financial results may be materially and adversely affected.
If our lessees fail to cooperate in returning our assets following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.
Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which our flight equipment is located and the applicable law. We may need to obtain a court order or consents for deregistration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the asset is registered or in which the lessee operator is based, repossessing and exporting the asset may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist deregistration or export of the asset. For example, due to the Ukraine Conflict and sanctions imposed against Russia, we have sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia, but we have been unable to repossess the vast majority of those assets, and we do not believe that we will be able to recover those assets in the future.
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
The aviation leasing industry is highly competitive. Our competitors are primarily other major aircraft leasing companies, but we may also encounter competition from emerging aircraft leasing companies that we do not currently consider our main competitors. We may also face competition from other market participants, such as airlines, aircraft manufacturers, aircraft brokers, financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices) and other entities that invest in aircraft and engines. Some of these competitors may have greater operating and financial resources than we do and we may not always be able to compete successfully, which could materially and adversely affect our financial results.
Over the past several years, market participants in the aviation industry have changed as a result of restructuring or bankruptcies, mergers and acquisitions, entities entering or exiting the industry or entities entering into new or different market segments. We expect similar transitions to continue to take place into the future. Changes in market participants may affect our business by, for instance, reducing competition amongst manufacturers, changing the offering of aircraft types and models in the market, reducing demand for our aircraft from lessees or increasing the competition we face for new lessees or favorable terms on our transactions. New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China, could produce aircraft that compete with current offerings from Airbus, Boeing and Embraer. These changes may materially affect our business.
The financial instability of, or manufacturing delays suffered by, an aircraft or engine manufacturer could impact delivery of our aircraft and engines on order and negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, manufacturing and quality control issues, and any financial instability, at any of these manufacturers could harm our business, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us. For additional detail, please refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.” Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for new aircraft delivery delays greater than one year, and our purchase agreements contain similar provisions. If there are manufacturing delays for new aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations.

Further, we may experience additional delivery delays and associated costs if aircraft manufacturers encounter quality issues that delay the manufacture of new aircraft or those aircraft fail to meet the contractual requirements or the requirements of air travel regulators. For example, the suspension of deliveries of the Boeing 787 in May 2021, and the enhanced inspection procedures required in advance of certification and clearance for delivery of Boeing aircraft have led to delays in the delivery of our aircraft on order from Boeing, and a recent Boeing 787 production halt is likely to lead to additional delays. Delivery delays can materially affect our revenues, results of operations, net income and operating cash flows. Refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.”
Risks related to accounting and impairments
If a decline in demand for certain assets causes a decline in its projected lease rates, or if we dispose of an asset for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the asset value (including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities), an impairment loss is recognized. The loss is measured as the excess of the carrying value of the asset over its estimated fair value. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain flight equipment types, high fuel prices and development of more fuel-efficient aircraft shortening the useful lives of certain aircraft, management’s expectations that certain flight equipment is more likely than not to be parted-out or otherwise disposed of sooner than their expected life, and new technological developments. Cash flows supporting carrying values of older flight equipment are more dependent upon current lease contracts. In addition, we believe that residual values of older flight equipment are more exposed to non-recoverable declines in value in the current economic environment.
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
As of December 31, 2022, 389 of our owned passenger aircraft under operating leases were 15 years of age or older. These aircraft represented 9% of our total flight equipment and lease-related assets and liabilities as of December 31, 2022. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates—Impairment charges” for a detailed description of our impairment policy.
Risks related to information technology
A cyberattack, including ransomware attack, could lead to a material disruption of our IT systems or the IT systems of our third-party providers and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.
Our business depends on the secure operation of our information technology, or IT, systems and the IT systems of our third-party providers to manage, process, store and transmit information associated with aviation leasing. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack, including ransomware attack, that bypasses our IT security systems or the IT security systems of our third-party providers, causing an IT security breach, could lead to a material disruption of our IT systems or the IT systems of our third-party providers, as applicable, and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We could suffer material damage to, or interruptions in, our IT systems or the IT systems of our third-party providers as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software.
We depend largely upon our IT systems and the IT systems of our third-party providers in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to these IT systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of IT-related projects that will require ongoing IT-related development, conversion of existing systems and the rollout of new systems. Costs and potential problems or interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our IT systems may have a material adverse effect on our business or results of operations.
Risks related to our structure and taxation
We are a public limited liability company incorporated in the Netherlands (“naamloze vennootschap” or “N.V.”) and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
We were incorporated under the laws of the Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors are governed by the laws of the Netherlands and our articles of association. The rights of shareholders under the laws of the Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and executive officers and most of our assets and the assets of many of our directors are located outside the United States. In addition, our articles of association do not provide for U.S. courts as a venue for, or for the application of U.S. law to, lawsuits against us, our directors and executive officers. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against us or them based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the Dutch courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.
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
GE currently owns approximately 45% of our outstanding ordinary shares and has publicly indicated that it expects to sell these shares in the future. The ordinary shares issued to GE pursuant to the GECAS Transaction were subject to a lock-up period that expired in stages over a nine to 15-month period following the completion of the GECAS Transaction. As a result, subject to compliance with applicable securities laws and regulation, GE is now permitted to freely sell the ordinary shares it holds. Sales by GE of these ordinary shares, or the perception in the market that those sales could occur following the expiration of the lock-up period, may negatively affect the price of our ordinary shares.

GE holds a significant portion of our outstanding ordinary shares, which may limit the ability of our public shareholders to influence significant corporate decisions.
Currently, our largest shareholder is GE, which owns approximately 45% of our outstanding ordinary shares. Pursuant to the terms of the shareholders’ agreement between GE and AerCap, GE is entitled to nominate two directors for election to our board of directors. As a result of its share ownership and director nomination rights, GE may be able to significantly influence significant corporate matters and transactions, including mergers, acquisitions and disposals, or the amendment of our articles of association. This concentration of ownership may delay, deter or prevent acts that would be favored by our public shareholders, such as a change of control transaction that would result in the payment of a premium to such shareholders.
We may become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
We do not believe we will be classified as a PFIC for 2022. Although there can be no assurance, we do not expect to be classified as a PFIC for 2023 or subsequent years. This expectation is based on our current operations and current law. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under the PFIC rules. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. Refer to “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.
We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
We and our subsidiaries are subject to the income tax laws of Ireland, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws or practices, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.
We may become subject to additional taxes in Ireland based on the extent of our operations carried on in Ireland.
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2022, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident group companies and the ability to carry forward Irish tax losses to offset future taxable trading income depends in part on the extent and nature of activities carried on in Ireland, both in the past and in the future.

The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”).
On December 22, 2021, the European Commission issued a proposal for a Council Directive laying down rules to prevent the misuse of shell entities for tax purposes within the EU (“EU ATAD 3”) and has since issued a number of draft amendments. While EU ATAD 3 was initially expected to be adopted and published into EU member states’ national laws by June 30, 2023, and become effective as of January 1, 2024, there is considerable uncertainty surrounding the development of the proposal and its implementation, and one of the proposed amendments has been to delay the application of EU ATAD 3 to January 1, 2025. EU ATAD 3 could result in additional reporting and disclosure obligations.
On May 11, 2022, the European Commission issued a proposal for a Council Directive laying down rules providing for a debt-equity bias reduction allowance within the EU (“DEBRA”). DEBRA is intended to provide a notional interest deduction in respect of equity invested in a company, with the interest calculated based on the 10-year risk-free rate for the relevant currency, with the maximum deduction available limited to 30% of earnings before interest, tax, depreciation and amortization. DEBRA is expected to be enacted into legislation in the coming years, but the timing and development of this legislation are uncertain. DEBRA could result in additional reporting and disclosure obligations.
The U.S. Corporate Alternative Minimum Tax (“AMT”) proposals may impact our effective tax rate in future periods.
On August 16, 2022, President Biden signed into law the Inflation Reduction Act (“the Act”). The Act includes a provision which imposes a 15% minimum tax on adjusted financial statement income (“AFSI”) for corporations. For a corporation that is a member of a foreign-parented multi-national group, the AMT applies where (i) the three-year average annual AFSI from all members of the foreign-parented multi-national group exceeds $1 billion, and (ii) the three-year average annual AFSI from the group’s U.S. corporation(s) is $100 million or more. There is currently limited guidance on the application and calculation of any AMT, and, as such, its impact on our effective tax rate is uncertain. This uncertainty will be addressed through regulations promulgated by the U.S. Treasury and guidance issued by the Internal Revenue Service (“IRS”).
We may fail to qualify for benefits under one or more tax treaties.
We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the leasing of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland). That, in turn, may depend on, among other factors, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.
The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal and state taxes, which could have a material adverse effect on our financial results.
Organisation for Economic Cooperation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative.
On January 29, 2019, the OECD announced an initiative , to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports (the “Blueprints”) on October 12, 2020. On October 8, 2021, 136 countries, including Ireland, approved a statement, known as the OECD BEPS Inclusive Framework (“IF”), providing a framework for BEPS 2.0, which builds upon the Blueprints. The IF and revised Pillar Two Blueprint include a global minimum effective tax rate of 15% for groups with a global turnover in excess of €750 million, subject to certain exclusions. The OECD published detailed rules to assist in the implementation of the Pillar 2 rules involving 137 countries on December 20, 2021, and again on March 14, 2022. These detailed rules should allow some countries to introduce the Pillar 2 rules into domestic legislation during the course of 2023. On December 22, 2021, the European Commission published a proposed EU Directive to incorporate the Pillar 2 tax rules into EU law, and has also issued further publications since that date. On December 12, 2022, the EU council unanimously agreed to adopt this Directive giving EU countries until December 31, 2023 to transpose the Directive into domestic legislation. Further guidance is expected from the OECD and the EU as to how certain aspects of the Pillar Two Blueprint and the Directive will operate mechanically, and as such it is difficult to determine the degree to which these changes may result in an increase in our effective tax rate and cash tax liabilities in future periods. Overall, these developments make it more likely that this initiative will have an adverse impact on our effective tax rate and cash tax liabilities in future periods.

Item 4.    Information on the Company
Business overview
Global leader in aviation leasing
AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us,” or the “Company”) is the industry leader across all areas of aviation leasing with a portfolio consisting of 3,532 aircraft, engines and helicopters, that were owned, on order or managed as of December 31, 2022. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the year ended December 31, 2022, we executed 895 aviation asset transactions.
We have an extensive track record of successfully acquiring and integrating companies, including the acquisition of Genesis Lease in 2010, the acquisition of International Lease Finance Corporation (“ILFC”) in 2014 and the acquisition of GE Capital Aviation Services (“GECAS”) in 2021. The acquisitions of ILFC (the “ILFC Transaction”) and GECAS (the “GECAS Transaction”) are the two largest transactions in the history of aviation leasing. We believe that our ability to successfully identify, acquire and integrate companies is a key competitive advantage.

Aircraft leasing

AerCap is the global leader in aircraft leasing with customers in every major geographical region. As of December 31, 2022, we owned 1,572 aircraft and managed 187 aircraft and had 435 new aircraft on order. As of December 31, 2022, the average age of our owned aircraft fleet, weighted by net book value, was 7.2 years. During the year ended December 31, 2022, our weighted average owned aircraft utilization rate was 96%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the year ended December 31, 2022 and were not calculated as utilized.
AerCap Cargo is a global leader in the air cargo market, with more than 25 years’ experience and a global fleet of over 100 aircraft that are owned, serviced or committed for conversion. AerCap Cargo provides 12 types of modern narrowbody and widebody cargo aircraft to 16 customers around the world, including e-commerce, express delivery and general cargo operators. AerCap Cargo also plays a developmental role in the provision of new cargo options, including the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of the Boeing 777-300ER aircraft into long-haul large-capacity freighters. AerCap Cargo was also involved in the development of the Boeing 767-300BDSF as well as launching Boeing’s 737BCF freighter conversion programs and, more recently, the A321F freighter programs with EFW and ST Aerospace. AerCap Cargo’s largest customers are Amazon, Maersk and ASL Aviation.
Engine leasing
AerCap is the world’s largest engine leasing company, with over 900 owned and managed engines (including engines owned and managed by our Shannon Engine Support Ltd (“SES”) joint venture) with approximately 75 customers. Our owned engine portfolio is comprised almost entirely of General Electric (“GE”) and CFM International engines, the most liquid engine types that power the world’s most popular and in-demand aircraft, including Airbus A320 and A320neo Family aircraft and Boeing 737, Boeing 787, and Boeing 737 MAX aircraft.
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

Helicopter leasing
The Milestone Aviation Group (“Milestone”) is the world’s leading helicopter leasing and financing company with 343 owned or on order helicopters as of December 31, 2022. Milestone partners with helicopter operators worldwide, providing a wide array of financial and productivity solutions, including operating leases, purchase and leasebacks, secured debt financing, engine leasing and fleet advisory services. Milestone supports over 50 customers in more than 40 countries serving a variety of industries, including offshore oil and gas, search and rescue (“SAR”), emergency medical services, police surveillance, mining and other utility missions. Milestone’s largest customers are CHC Helicopters, Bristow Helicopters, Saudi Aramco and Babcock International.
AerCap Materials
AerCap Materials Inc., (“AerCap Materials”) is a global distributor of airframe and engine components for leading commercial aircraft and engine manufacturers. Since its founding as the Memphis Group in 1971, it has provided quality products and services ranging from spare airframe and engine component distribution, component and asset leasing, consignment services and asset repair management. AerCap Materials has its own dismantlement facility located in Greenwood, Mississippi. AerCap Materials has a large inventory of aircraft parts to support mid-life and new-generation aircraft and provides ready access to support various aircraft types, including Boeing 737NG, Boeing 777, Embraer, and A320/A320neo Family aircraft.
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

The following table provides details regarding the aircraft, engine and helicopter transactions we executed during the years ended December 31, 2022, 2021 and 2020. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2022	2021 (a)	2020	Total
Owned portfolio
New leases on new assets	100	45	10	155
New leases on used assets	170	107	12	289
Extensions of lease contracts	256	131	67	454
New asset purchases	109	58	36	203
Asset sales	165	56	40	261
Managed portfolio
New leases on new assets	4	—	—	4
New leases on used assets	17	14	6	37
Extensions of lease contracts	23	14	2	39
New asset purchases	9	7	—	16
Asset sales	42	6	6	54
Total transactions	895	438	179	1,512

(a)    Does not include GECAS transactions executed prior to November 1, 2021 (the “Closing Date”).
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
All of our lessees are responsible for the maintenance and repair of the leased flight equipment as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the leased asset in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2022 and 2021, 31% and 34%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
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
Scheduled lease expirations
The following table presents the scheduled lease expirations for our owned aircraft under operating leases by aircraft type as of December 31, 2022. The table does not give effect to contracted unexercised lease extension options, aircraft on finance leases, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or disassembly of an aircraft for the sale of its parts (“part-out”).

Aircraft type	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Thereafter	Total
Passenger Aircraft	66	113	129	159	166	114	81	83	103	95	216	1,325
Airbus A220 Family	—	—	—	—	—	—	—	—	—	—	5	5
Airbus A320 Family	32	54	68	70	85	53	19	1	8	—	8	398
Airbus A320neo Family	—	—	5	6	7	11	37	47	55	58	117	343
Airbus A330	2	8	12	11	10	1	—	3	—	—	—	47
Airbus A330neo Family	—	—	—	—	—	—	—	—	—	—	1	1
Airbus A350	—	—	—	—	1	7	6	8	7	3	9	41
Boeing 737 MAX	2	—	—	—	—	—	—	5	2	—	30	39
Boeing 737NG	18	33	31	57	43	15	—	2	10	14	19	242
Boeing 777-200ER	1	—	—	3	—	—	—	—	—	—	—	4
Boeing 777-300ER	3	6	4	1	2	5	3	—	—	3	13	40
Boeing 787	1	3	5	3	7	10	16	15	18	11	11	100
Embraer E190/E195/E2	1	7	—	2	3	6	—	2	3	6	3	33
Other	6	2	4	6	8	6	—	—	—	—	—	32
Freighter Aircraft	3	1	—	1	3	8	5	17	2	8	1	49
Boeing 737	3	1	—	—	2	3	5	17	1	8	1	41
Boeing 747 / 767 / 777	—	—	—	1	1	5	—	—	1	—	—	8
Total (a) (b)	69	114	129	160	169	122	86	100	105	103	217	1,374

(a)As of December 31, 2022, scheduled lease expirations through the end of 2024 represented less than 7% of the aggregate net book value of our fleet. As of February 24, 2023, 31 of the 69 aircraft with leases expiring in 2023 have been re-leased, have had leases extended, have been designated for sale or part-out or sold.
(b)Includes 31 aircraft that were off-lease and under commitment for re-lease as of December 31, 2022.

Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2022:

Lessee	Percentage of 2022 lease revenue
American Airlines	6.3%
China Southern Airlines	4.7%
Azul Airlines	4.2%
Air France	3.0%
Ethiopian Airlines	2.4%
Total	20.6%
We lease our aircraft to lessees located in every major geographical region. The following table presents the percentage of our total lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
Region	2022		2021	2020
Asia/Pacific/Russia	33%	(a)	36%	38%
Europe	24%		26%	27%
United States/Canada/Caribbean	20%		16%	14%
Latin America	12%		12%	11%
Africa/Middle East	11%		10%	10%
Total	100%		100%	100%

(a)    Total lease revenue related to Russia was recognized until the leasing of our aircraft and engines with Russian airlines was terminated. Refer to Note 5—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
For further geographic information on our total lease revenue and long-lived assets, refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft and engine services
We provide aircraft and engine asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2022, we had asset management servicing contracts with 21 parties that owned 187 aircraft and 193 engines. Since we have an established operating system to manage our own aircraft and engines, the incremental cost of providing asset management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft and engine asset management activities include:
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
Aviation parts and supply chain
Through AerCap Materials, we provide airframe and engine parts and supply chain solutions and we disassemble aircraft and engines into parts. AerCap Materials sells airframe parts to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors.

Our business strategy
We develop and grow our aviation leasing business by executing on our focused business strategy, the key components of which are as follows:
Manage the profitability of our flight equipment portfolio
Our ability to profitably manage flight equipment throughout its lifecycle depends, in part, on our ability to successfully source acquisition opportunities of new and used flight equipment at favorable terms, as well as our ability to secure long-term funding for such acquisitions, lease flight equipment at profitable rates, minimize downtime between leases and associated maintenance expenses and opportunistically sell aircraft. We manage the long-term profitability of our flight equipment portfolio by:
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
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2022, we raised $4.2 billion of financing, consisting primarily of bank debt and revolving credit facilities.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive aircraft purchase opportunities that may arise. As of December 31, 2022, we had $10.7 billion of undrawn lines of credit available under our revolving credit and term loan facilities and $1.6 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of flight equipment to generate additional cash flows. Refer to Note 16—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
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
Maintain a diversified customer base
We operate our business on a global basis, leasing flight equipment to customers in every major geographical region. We have active relationships with approximately 300 customers around the world. These customer relationships are either with existing customers or airlines with which we maintain regular dialogue in relation to potential transaction opportunities. Our relationships with these airlines help us place new flight equipment and remarket existing flight equipment. We monitor our lessee exposure concentrations by both customer and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of assets and service, to all of our customers. We have successfully worked with many customers to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aviation assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

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
Refer to Note 11—Associated companies to our Consolidated Financial Statements included in this annual report for further details on our joint ventures.
Relationship with Airbus, Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2022 and our order backlog. We were also the launch customer of the Embraer E2 program. We are also among the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities.
Competition
The aviation leasing and sales business is highly competitive, and we face competition from other aviation leasing companies, airlines, aviation manufacturers, aviation brokers and financial institutions. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the marketplace of the types of aircraft that can meet customer requirements. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas.

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
We also purchase insurance which provides us with coverage when our assets are not subject to a lease or where a lessee’s policy fails to indemnify us, and this insurance is subject to customary deductions and exclusions. In addition, we carry customary insurance for our property, which is subject to customary deductibles, limits and exclusions. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain. Refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—Our insurance policies, including our use of a captive insurance company, may not provide adequate protection against risks, events outside of our control may cause insurers to raise premiums and/or reduce or cancel available coverage, and we may not be able to recover losses under our policies.” Also refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
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
In October 2016, ICAO adopted CORSIA, a global market-based scheme aimed at reducing carbon dioxide emissions from international aviation that will become mandatory in 2027. At least 115 countries, including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA from 2023. Limitations on emissions, such as ETS and CORSIA, could favor younger, more fuel-efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly evolving and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
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

ITAR and EAR compliance are an integral part of AerCap’s compliance activities. As a result of the GECAS Transaction, Milestone Aviation, a helicopter operating lessor which engages in defense trade activities, became a wholly-owned subsidiary of AerCap. While our fleet is comprised of civil helicopters, certain of the helicopters (generally helicopters configured for SAR or police services missions) are equipped with controlled equipment covered by active ITAR licenses. In view of our defense trade activities, The Milestone Aviation Group LLC is registered with DDTC as an exporter and broker under ITAR. The controlled equipment in our fleet may require prior authorizations to be exported to certain jurisdictions. Any failures by us or our customers or suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, investigations, adverse publicity or restrictions on its ability to continue to engage in business activities involving controlled equipment, and repeat failures could carry more significant penalties. Any changes in export or sanctions regulations may further restrict business activities involving controlled equipment. The length of time required by the licensing processes can vary, potentially delaying helicopter lease transactions and the recognition of the corresponding revenue.
Please refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—We are subject to various risks and requirements associated with transacting business in many countries” and “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—Our assets are subject to various environmental regulations and concerns, including those relating to climate change” for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.
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
Sustainability and community
During 2022, the Board-level ESG Committee (“the ESG Committee”) met six times to discuss and review AerCap’s approach to ESG-related topics. The ESG Committee comprises three independent directors of the AerCap Board and three members of the AerCap senior leadership team. We believe this creates a balance between the execution of strategy at an executive level and the independent oversight and counsel of the experienced board members. These individuals have relevant experience in areas such as governance, sustainability, carbon emissions management, charitable outreach, financial reporting and reputational risk management. The ESG Committee is responsible for assisting AerCap’s Board of Directors in defining and reviewing the company’s strategy relating to ESG and developing and maintaining the policies, programs, targets and initiatives in this space. This approach is designed to provide dedicated oversight of ESG issues at the highest level.

In June 2022, we published our latest annual ESG report (the “2021 ESG Report”), which was prepared in accordance with the Global Reporting Initiative Standards: Core option. The 2021 ESG Report is publicly available on our website and not incorporated by reference into this annual report. The 2021 ESG Report sets forth in detail our commitment to growing our business in a responsible and sustainable way. We have increased our ESG disclosures over the last few years and in the 2021 ESG Report we published our Scope 3 emissions data for downstream leased assets for the first time. As well as disclosing our Scope 1, 2 and 3 emissions for 2021, we also published our historical Scope 3 emissions, which shows the emissions reduction that has occurred since 2015. This reduction in emissions is a direct result of AerCap’s strategy of purchasing the most fuel-efficient, new technology aircraft available from the Original Equipment Manufacturers (“OEMs”), disposing of older technology, less fuel-efficient aircraft and changes in behavior by the airlines as a result of Covid-19. Since 2014, AerCap has transformed its fleet from approximately 6% new technology aircraft to 66% at the end of 2022 measured by net book value, among the highest percentages of all the major aircraft lessors. New technology aircraft produce significantly lower emissions than the aircraft it is replacing and drive emissions reductions for our airline customers as well as significant cost savings.
In 2022, AerCap purchased 72 fuel-efficient, new technology aircraft and sold 120 aircraft with an average age of 17 years. Approximately 80 of our airline customers now lease new technology aircraft from us. We believe the best way for us to support the reduction of global carbon emissions is to follow the “leading-edge” approach, which means taking the best steps available to our industry. Today, that means investing in new technology aircraft, and we have set an ambitious target to transition our fleet to 75% new technology aircraft by net book value by the end of 2024.
Through AerCap Materials we are able to efficiently retire aircraft. ICAO estimates that approximately 85-90% of an aircraft can be recycled back into the supply chain either as spare parts or raw materials. AerCap Materials has been certified by the International Organization for Standardization (“ISO”) and the Aircraft Fleet Recycling Association (“AFRA”) and has over 50 years’ experience in this field, contributing to our processes designed to ensure that aircraft are retired with adherence to strict environmental and safety protocols.
AerCap is a member of Aircraft Leasing Ireland (“ALI”) and is a signatory to ALI’s inaugural Sustainability Charter, which outlines ten priority sustainability principles focused on areas including climate action and net zero, technology and innovation and waste and circular economy. AerCap has a dedicated government affairs function based in Brussels and has regular interaction with EU bodies on aviation decarbonization policies.
In our offices globally, AerCap is committed to the efficient use of resources and the reduction of unnecessary waste. Our headquarters in Dublin has been Leadership in Energy and Environmental Design (“LEED”) Platinum certified in areas such as building materials, energy and water use and accessibility. We are working with our landlords to improve the efficiency of our other offices.
At AerCap, we believe our employees are our greatest asset. We actively seek to hire and retain talented employees and remunerate our employees with what we believe are some of the most attractive packages in the industry. This includes not only competitive salaries and benefits, but also performance-based-bonuses and employee share schemes. In addition, we also provide opportunities for employees to move and grow within the organization through continuous development programs, industry insights, training and knowledge sharing sessions. In 2022, we introduced a flexible working policy which was well received by our employees. We see great value in having a diverse workforce, in terms of gender diversity as well as diversity of cultural, social and educational backgrounds. We aim to recruit, employ and promote employees on the basis of qualifications and performance and we are committed to treating all current and prospective employees equally irrespective of race, religion, gender, marital status, family/civil status, sexual orientation, age, disability or any other characteristic protected by applicable laws and regulations. AerCap is committed to maintaining a productive working environment in which all employees are treated with mutual dignity and respect. All employees have the right to work in an environment that is free from sexual harassment, other forms of harassment and bullying. In 2022, AerCap launched its first Diversity, Equity, Inclusion and Belonging (“DEIB”) survey, to help develop a framework for our Diversity and Inclusion (“D&I”) strategy in line with our greater headcount, following the GECAS acquisition. The survey was aimed at understanding what DEIB means to our employees, their views on how AerCap supports these efforts and where and how we can do better. AerCap’s leadership team, together with the ESG Committee, aims to utilize this feedback to develop programs and initiatives that support our D&I strategy.

We participate in a significant number of charitable events and industry-related educational programs each year. In 2017, AerCap established a Corporate Social Responsibility (“CSR”) Committee. This Committee is employee-led and is responsible for the selection and implementation of the company’s fundraising initiatives. At the beginning of each calendar year, AerCap employees vote for four charitable and social themes and various fundraising and volunteering events are organized for charities that fall within these themes. In 2022, the themes employees chose to support were mental health and suicide prevention services, cancer care and hospice services, domestic abuse, gender-based violence and violence against women, and homelessness. We encourage employees to support local and national organizations that strengthen the communities in which they live and work. Several of our charitable initiatives involve the Company’s matching of funds raised through employee team efforts for the benefit of local community projects. In addition to this, AerCap also has a number of longer-term partnerships with charitable organizations. As an example, in 2022 AerCap was pleased to support Concern Worldwide’s CHANGE program in Ethiopia, as well as the Museum of Literature Ireland’s “MoLI in the Classroom” program. In 2022, together with our employees, AerCap donated over $800,000 to charitable and social causes.
AerCap is proud to be a sponsor of the prestigious MSc in Aviation Finance program at University College Dublin (“UCD”) Michael Smurfit Graduate Business School since the program launched in 2015. In addition to sponsorship, the Company also arranges for key employees to give lectures to students and provides internships to a number of students from the program. This gives graduates the opportunity to gain valuable hands-on experience in a range of disciplines. In 2019, AerCap established a scholarship program with the University of Limerick (“UL”), the first Women in Aviation program of its type in Ireland. The program aims to create awareness amongst female students of Aeronautical Engineering as a career option and encourage more women to join the industry. Since the launch of the initiative five first-year students of the UL Bachelor of Engineering in Aeronautical Engineering have been awarded the AerCap Women in Aviation Scholarship. As well as an annual financial bursary provided to the scholarship recipients, students have the opportunity to gain first-hand experience through an eight-month internship in the AerCap technical department with mentoring from experienced professionals in the team.
AerCap launched a four-year scholarship program in 2021 in partnership with the Faculty of Engineering at the International School of Engineering at Chulalongkorn University, Thailand, the country’s number one ranked university and a world-class leader in aerospace engineering education. In addition to the scholarships, AerCap provides a range of tailored support to students, including guest lectures, workshops, and summer internships. As part of the program, fourth year students undertake a research project focused on ESG and related innovations in the aviation industry, supported by AerCap. In June 2022, AerCap welcomed three students for an eight-week internship program. During the internship, the students had the opportunity to learn about all technical aspects of an aircraft lease and received cross-departmental training from colleagues in legal, commercial and leasing, contracts and cargo, and also took part in site visits to some of our MRO partners.

Aircraft portfolio
The following table presents our aircraft portfolio by type of aircraft as of December 31, 2022:

Aircraft type	Number of owned aircraft	% Net Book Value	Number of managed aircraft	Number of on order aircraft (b)	Total owned, managed and on order aircraft
Passenger Aircraft	1,513	98%	180	435	2,128
Airbus A220 Family	5	—	3	17	25
Airbus A320 Family	457	12%	69	—	526
Airbus A320neo Family	343	31%	23	217	583
Airbus A330	55	2%	9	—	64
Airbus A330neo Family	1	—	—	11	12
Airbus A350	41	10%	6	—	47
Boeing 737 MAX	47	4%	5	130	182
Boeing 737NG	296	12%	63	—	359
Boeing 777-200ER	14	—	—	—	14
Boeing 777-300ER	45	4%	1	—	46
Boeing 787	100	21%	1	25	126
Embraer E190/E195/E2	70	1%	—	30	100
Other (a)	39	1%	—	5	44
Freighter Aircraft	59	2%	7	—	66
Boeing 737	41	1%	7	—	48
Boeing 747/767/777	18	1%	—	—	18
Total	1,572	100%	187	435	2,194

(a)Other includes 39 owned aircraft (including five Embraer E170/175 aircraft; 12 Boeing 767 aircraft; 19 ATR and De Havilland Canada DHC-8-400 aircraft, and three Boeing 757 aircraft) and five regional jet aircraft on order.
(b)Excludes aircraft for which we have cancellation rights that we expect to exercise.

The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31, 2022:

	As of December 31,
Aircraft type	2022	2021	2020	2019	2018
Passenger Aircraft	98%	97%	100%	100%	100%
Airbus A220 Family	—	—	—	—	—
Airbus A320 Family	12%	13%	13%	14%	16%
Airbus A320neo Family	31%	27%	23%	18%	14%
Airbus A330	2%	3%	4%	7%	9%
Airbus A330neo Family	—	—	—	—	—
Airbus A350	10%	10%	10%	10%	10%
Boeing 737 MAX	4%	3%	1%	1%	1%
Boeing 737NG	12%	13%	15%	16%	19%
Boeing 777-200ER	—	—	1%	1%	1%
Boeing 777-300/300ER	4%	5%	3%	4%	5%
Boeing 787	21%	20%	29%	28%	25%
Embraer E190/195/E2	1%	2%	1%	1%	—
Other	1%	1%	—	—	—
Freighter Aircraft	2%	3%	—	—	—
Boeing 737	1%	2%	—	—	—
Boeing 747/767/777	1%	1%	—	—	—
Total	100%	100%	100%	100%	100%

New technology aircraft (a)	66%	61%	63%	58%	49%

(a)New technology aircraft includes Airbus A220 Family, Airbus A320neo Family, Airbus A330neo Family, Airbus A350, Boeing 737 MAX, Boeing 787 and Embraer E2 aircraft.

During the year ended December 31, 2022, we had the following activity related to owned aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,517	226	13	1,756
Aircraft purchases	72	—	—	72
Aircraft reclassified to held for sale	(18)	—	18	—
Aircraft sold or designated for part-out (a)	(85)	(41)	(17)	(143)
Aircraft reclassified from investment in finance leases, net	47	(47)	—	—
Write-offs of aircraft (b)	(111)	(2)	—	(113)
Number of owned aircraft at end of period	1,422	136	14	1,572

(a)Includes 23 aircraft that were reclassified to inventory.
(b)Write-offs relate to aircraft remaining in Russia. Refer to Note 5—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
Aircraft on order
The following table details our 435 aircraft on order as of December 31, 2022:

Aircraft type	2023	2024	2025	2026	2027	Thereafter	Total
Airbus A220 Family	8	9	—	—	—	—	17
Airbus A320neo Family	49	52	58	41	17	—	217
Airbus A330neo Family	4	7	—	—	—	—	11
Boeing 737 MAX	12	19	34	65	—	—	130
Boeing 787	4	6	10	5	—	—	25
Embraer E190/195-E2	2	11	17	—	—	—	30
Other	—	—	—	5	—	—	5
Total (a)	79	104	119	116	17	—	435

(a)Excludes aircraft for which we have cancellation rights that we expect to exercise.
Due to our aircraft order book, we believe that we are well-positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, maintenance, repair and overhaul service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions. Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large-scale committed funding to acquire new and used aircraft.
Aircraft acquisitions and dispositions
We purchase new and used aircraft directly from aircraft manufacturers, airlines and financial investors. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We acquire aircraft at attractive prices in three primary ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts; by purchasing portfolios consisting of aircraft of varying types and ages; and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being offered at attractive prices. Through our marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak or to rebalance the composition of our aircraft portfolio.
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2022, we purchased 72 aircraft and sold 120 aircraft from our owned portfolio.

History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006. AerCap is the global leader in aviation leasing with 2,194 aircraft owned, managed or on order, over 900 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $70 billion as of December 31, 2022. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2022, we had 250,347,345 ordinary shares issued, including 245,931,275 ordinary shares issued and outstanding, and 4,416,070 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 4,837,602 shares of unvested restricted stock.
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
AerCap completed the acquisition of the GECAS business from GE on November 1, 2021. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. In connection with the GECAS Transaction, GE has appointed two members to join the Board of Directors of AerCap, bringing the number of directors serving on AerCap’s Board of Directors to 11. The GE shares were subject to a lock-up period that expired on February 1, 2023. GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights. Refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report.
Our primary capital expenditure is the purchase of flight equipment under purchase agreements with the manufacturers (primarily, Airbus, Boeing and Embraer for aircraft). Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Purchase of flight equipment	$3,480,074	$1,703,395	$778,547
Prepayments on flight equipment	391,498	86,386	405,178

Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease that began in December 2015, which has a termination right, at our option, in 2031. We lease our Shannon, Ireland office facilities under four separate leases, one of which expires in 2033 with an option to terminate in 2029 and three of which expire in 2029 with options to terminate in 2024. We lease our Singapore office facility under three leases that expire by February 2024. We lease our Miami office facility under a lease that expires in December 2034. In addition to the above facilities, we also lease offices in various locations around the world, including Dublin, Ireland, Memphis, United States, Amsterdam, The Netherlands, London, United Kingdom, Shanghai, China and Dubai, United Arab Emirates.
Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aviation assets. As of December 31, 2022, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2022, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) (“AerCap Ireland”), AerCap Ireland Capital DAC (Ireland), AerCap Global Aviation Trust (United States) (“AerCap Trust”), AerCap Aviation Leasing Limited (Ireland), Celestial Aviation Funding Unlimited Company (Ireland) and Celestial Aviation Services Limited (Ireland). Refer to Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.
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
Overview
Net loss attributable to AerCap Holdings N.V. for the year ended December 31, 2022 was $0.7 billion, compared to net income attributable to AerCap of $1.0 billion for the year ended December 31, 2021. For the year ended December 31, 2022, diluted loss per share was $3.02 and the weighted average number of diluted shares outstanding was 240,486,849. Net cash flows provided by operating activities were $5.2 billion for the year ended December 31, 2022 compared to net cash flows provided by operating activities of $3.7 billion for the year ended December 31, 2021.
Major developments in 2022
Despite the challenges as a result of the Ukraine Conflict and the continued impact of the Covid-19 pandemic in certain jurisdictions, in 2022 AerCap:
•Executed a total of 895 transactions, including 570 lease agreements;
•Completed purchases of 109 assets, including 72 new technology owned aircraft, for approximately $4.6 billion;
•Completed sales of 165 assets for aggregate proceeds of approximately $2.2 billion, including 120 owned aircraft with an average age of 17 years;
•Raised $4.2 billion of financing, consisting primarily of bank debt and revolving credit facilities; and
•Signed the ALI Sustainability Charter, the first set of ESG and climate-aligned principles for the aviation industry promoting collaboration and ambition amongst the lessor community.
In addition, in 2022 our ratings outlook was revised to positive by Fitch and Moody’s.

Aviation assets
During the year ended December 31, 2022, we purchased 72 owned aircraft, 28 engines and nine helicopters for approximately $4.6 billion. As of December 31, 2022, we owned 1,572 aircraft and managed 187 aircraft. We also owned or managed over 900 engines (including engines owned by SES) and over 300 helicopters. As of December 31, 2022, we had 435 new aircraft on order. The average age of our fleet of 1,572 owned aircraft, weighted by net book value, was 7.2 years as of December 31, 2022.
Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Our aircraft lease agreements generally provide for the periodic payment of a fixed or a floating amount of rent. Floating rents for aircraft are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2022, 1.8% of our basic lease rents from aircraft under operating leases was attributable to leases with lease rates tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:
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
As of December 31, 2022, 1,491 of our 1,572 owned aircraft were on lease, with no lessee representing more than 10% of total lease revenue for the year ended December 31, 2022. As of December 31, 2022, our owned aircraft portfolio included 81 aircraft that were off-lease. As of February 24, 2023, of the 81 aircraft, 37 were re-leased or under commitments for re-lease, 34 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), eight aircraft were being marketed for re-lease (which represented less than 1% of the aggregate net book value of our fleet) and two aircraft were sold.
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
Operating expenses
Our operating expenses consist primarily of depreciation and amortization, net charges related to Ukraine Conflict, interest expense, leasing expenses and selling, general and administrative expenses.
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
Net charges related to Ukraine Conflict
The Ukraine Conflict, including the sanctions and the actions of our former Russian lessees and the Russian government, represents an unusual and infrequent event that is classified separately on our Consolidated Income Statements. During the year ended December 31, 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off on our assets that remain in Russia and Ukraine, and impairment losses on the assets we have recovered from Russian and Ukrainian airlines. The impairments recognized on assets recovered from Russian and Ukrainian airlines were based on the expected commercial strategy and corresponding cash flow estimates for each asset. Refer to Note 5—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” Note 13—Derivative financial instruments and Note 16—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts and premiums, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.
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
Income tax benefit (expense)
Our operations are taxable primarily in the two main jurisdictions in which we manage our business: Ireland and the United States. Deferred taxes are provided to reflect the impact of temporary differences between our income before income taxes and our taxable income. The primary source of temporary differences is the availability of tax depreciation in our primary operating jurisdictions. Our effective tax rate has varied from year to year. Our effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items.
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

Factors affecting our results
Our results of operations have also been affected by a variety of other factors, primarily:
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the rate of recovery in air travel in certain jurisdictions related to the Covid-19 pandemic;
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
•increased global inflation leading to rising interest rates, which affect our lease revenues, our interest expense, the market value of our interest rate derivatives, and the market value of our flight equipment;
•our ability to fund our business; and
•our ability to recover claims related to airline bankruptcies or other restructurings.

Factors affecting the comparability of our results
Net charges related to Ukraine Conflict
During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings as a result of the impacts of the Ukraine Conflict, comprised of write-offs of $2.9 billion and impairments of $295 million of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off on our assets that remain in Russia and Ukraine, and impairment losses on the assets we have recovered from Russian and Ukrainian airlines. Refer to Note 5—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
During 2021, we did not recognize any charges related to the Ukraine Conflict.
GECAS Transaction
AerCap completed the acquisition of GECAS on November 1, 2021. The results of GECAS’s operations have been included in our consolidated financial statements since November 1, 2021. Refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report for further details.
During 2022, we recognized transaction and integration-related expenses of $33 million related to the GECAS Transaction.
During 2021, we recognized transaction and integration-related expenses of $335 million related to the GECAS Transaction.
Asset impairment charges
During 2022, we recognized impairment charges of $96.6 million related to sales transactions, lease amendments where we retained maintenance reserve balances and lease terminations, which were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation. Please refer to Note 25—Asset Impairment to our Consolidated Financial Statements included in this annual report.
During 2021, we recognized impairment charges of $128 million related to sales transactions and lease terminations.
Cash accounting
When we determine that the collection of rental payments is no longer probable, we cease accrual-based revenue recognition on an operating lease contract and we instead recognize lease revenues using a cash accounting method (“Cash Accounting”). During 2022, the application of Cash Accounting did not have a significant impact on basic lease rents.
During 2021, we recognized a reduction in basic lease rents of $296 million due to Cash Accounting.
Proceeds from unsecured claims
During 2022, we recognized $99 million of proceeds related to unsecured claims in other income.
During 2021, we recognized $635 million of proceeds from the sale of unsecured claims in other income.
Sales transactions
During 2022, we completed sales of flight equipment for aggregate proceeds of $2.2 billion and recognized a net gain on sale of assets of $229 million.
During 2021, we completed sales of flight equipment for aggregate proceeds of $0.8 billion and recognized a net gain on sale of assets of $89 million.

Trends in our business
We continue to see the recovery of both domestic and international air travel following the Covid-19 pandemic. During 2022, demand for air travel increased across most major markets, excluding China, particularly for leisure and short-haul trips. Overall global passenger traffic, measured in revenue passenger kilometers, rose substantially in 2022, and in November 2022 was approximately 75% of 2019 pre-pandemic levels, according to IATA. IATA expects that most regions will be at, or will exceed, pre-pandemic levels of traffic by the end of 2023. These forecasts are subject to downside risk if travel restrictions are re-imposed.
Critical accounting estimates
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. Critical accounting estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our critical accounting estimates are described below.
Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the asset. The costs of improvements to flight equipment are generally recorded as leasing expenses unless the improvement increases the long-term value of the flight equipment. In that case, the improvement cost is capitalized and depreciated over the estimated remaining useful life of the aircraft.

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
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, leasing transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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

On an annual basis, we also perform an assessment of all assets older than five years and held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant input assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
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
The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2022, 389 owned passenger aircraft under operating lease with an aggregate asset group value of approximately $4.3 billion were 15 years of age or older, which represented approximately 9% of our total flight equipment and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 389 passenger aircraft were $7 billion, which measured on a weighted average basis was 63% in excess of the aggregate carrying value. As of December 31, 2022, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2022, four aircraft with an asset group carrying value of $173 million did not exceed our 10% threshold, which represented less than 1% of our total flight equipment held for operating leases and lease-related assets and liabilities. The four aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2022, and as such no impairment was recognized.
Recent accounting standards adopted during the year ended December 31, 2022
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021

	Year Ended December 31,		Increase/ (Decrease)
	2022	2021
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$5,981,812	$3,891,089	$2,090,723
Maintenance rents and other receipts	548,734	520,914	27,820
Lease revenue	6,530,546	4,412,003	2,118,543
Net gain on sale of assets	228,930	89,428	139,502
Other income	254,074	722,574	(468,500)
Total Revenues and other income	7,013,550	5,224,005	1,789,545
Expenses
Depreciation and amortization	2,389,807	1,737,925	651,882
Net charges related to Ukraine Conflict	2,665,651	—	2,665,651
Asset impairment	96,591	128,409	(31,818)
Interest expense	1,591,870	1,230,466	361,404
(Gain) loss on debt extinguishment	(2,041)	9,713	(11,754)
Leasing expenses	823,600	319,022	504,578
Selling, general and administrative expenses	399,530	317,888	81,642
Transaction and integration-related expenses	33,286	334,966	(301,680)
Total Expenses	7,998,294	4,078,389	3,919,905
(Loss) gain on investments at fair value	(17,676)	2,301	(19,977)
(Loss) income before income taxes and income of investments accounted for under the equity method	(1,002,420)	1,147,917	(2,150,337)
Income tax benefit (expense)	164,097	(162,537)	326,634
Equity in net earnings of investments accounted for under the equity method	117,165	24,051	93,114
Net (loss) income	$(721,158)	$1,009,431	$(1,730,589)
Net income attributable to non-controlling interest	(4,883)	(8,924)	4,041
Net (loss) income attributable to AerCap Holdings N.V.	$(726,041)	$1,000,507	$(1,726,548)
Basic lease rents.    The increase in basic lease rents of $2.1 billion, or 54%, was attributable to:
•the acquisition of assets, between January 1, 2021 and December 31, 2022, including the assets acquired as part of the GECAS Transaction, with an aggregate net book value of $31.2 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $2 billion; and
•a $300 million lower impact on basic lease rents as a result of the application of Cash Accounting during the year ended December 31, 2022 compared to the year ended December 31, 2021;
partially offset by
•a decrease in basic lease rents of $137 million primarily due to lease terminations related to the Ukraine Conflict, as well as lease transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period; and
•the sale of assets between January 1, 2021 and December 31, 2022 with an aggregate net book value of $2.5 billion on their respective sale dates, resulting in a decrease in basic lease rents of $33 million.

Maintenance rents and other receipts.    The increase in maintenance rents and other receipts of $28 million, or 5%, was attributable to:
•an increase of $67 million in regular maintenance rents, including regular maintenance rents as a result of the GECAS Transaction, EOL compensation and other receipts;
partially offset by
•a decrease of $39 million in maintenance revenue and other receipts from early lease terminations.
Net gain on sale of assets.    The increase in net gain on sale of assets of $140 million was primarily due to the higher volume and composition of asset sales. During the year ended December 31, 2022, we sold 165 assets for sale proceeds of $2.2 billion, including $0.4 billion in relation to the sale of assets subject to finance leases. During the year ended December 31, 2021, we sold 51 aircraft for proceeds of $836 million.
Other income.    The decrease in other income of $469 million was primarily driven by lower proceeds from unsecured claims. During the years ended December 31, 2022 and 2021, we recognized $99 million and $635 million, respectively, related to proceeds from unsecured claims.
Depreciation and amortization.    The increase in depreciation and amortization of $652 million, or 38%, was primarily a result of the GECAS Transaction and aircraft purchases, partially offset by write-offs of flight equipment related to the Ukraine Conflict and aircraft sales during the year ended December 31, 2022, compared to the year ended December 31, 2021.
Net charges related to Ukraine Conflict. During the year ended December 31, 2022, we recognized a pre-tax net charge to our earnings of $2.7 billion related to the Ukraine Conflict, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities and the collection of letter of credit proceeds. Refer to Note 5—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Asset impairment.   During the year ended December 31, 2022, we recognized impairment charges of $97 million related to lease terminations, sales transactions or lease amendments where we retained maintenance reserve balances. During the year ended December 31, 2021, we recognized impairment charges of $128 million related to sales transactions and lease terminations. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates” for further information on our event-driven impairment assessments.
Interest expense.    The increase in interest expense of $361 million, or 29%, was primarily attributable to:
•an increase in the average outstanding debt balance from $32 billion during the year ended December 31, 2021, to $49 billion during the year ended December 31, 2022 primarily resulting from debt incurred to finance the GECAS Transaction;
partially offset by
•a decrease in the average cost of debt to 3.1% for the year ended December 31, 2022 as compared to 3.6% for the year ended December 31, 2021. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps and swaps, and debt issuance costs, upfront fees and other impacts. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on the average cost of debt.
Leasing expenses.   The increase in leasing expenses of $505 million was primarily due to $233 million of higher transition costs and other leasing expenses as a result of the GECAS Transaction, $133 million of higher lessor maintenance contributions and $139 million of higher maintenance rights asset amortization as a result of the GECAS Transaction.
Selling, general and administrative expenses.   The increase in selling, general and administrative expenses of $82 million, or 26%, was primarily due to higher compensation-related expenses as a result of the GECAS Transaction.
Transaction and integration-related expenses. During the years ended December 31, 2022 and 2021, we recognized transaction and integration-related expenses of $33 million and $335 million, respectively, related to the GECAS Transaction. Refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report for further details.

(Loss) gain on investments at fair value. During the years ended December 31, 2022 and 2021, we recognized a loss on investments at fair value of $18 million and a gain on investments at fair value of $2 million, respectively, due to changes in the quoted market prices of our investments at fair value.
Income tax benefit (expense).   The effective tax rate was 16.4% for the year ended December 31, 2022, compared to the effective tax rate of 14.2% for the year ended 2021. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. Refer to Note 17—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $93 million was primarily driven by earnings from our SES joint venture, which we acquired as part of the GECAS Transaction.
For Results of Operations for the year ended December 31, 2021, as compared to the year ended December 31, 2020, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

Liquidity and capital resources
Capital expenditures and cash commitments
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of December 31, 2022, we had commitments to purchase 435 new aircraft, excluding aircraft for which we have cancellation rights that we expect to exercise, scheduled for delivery through 2027. We also had commitments to purchase 47 engines and 18 helicopters through 2025. As a result, we will need to raise additional funds to satisfy these capital requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures. Refer to Note 16—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.

Overview of sources and uses of cash
As of December 31, 2022, our cash balance was $1.8 billion, including unrestricted cash of $1.6 billion, and we had $10.7 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of December 31, 2022, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $13.1 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $18 billion. As of December 31, 2022, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.4x of our debt maturities and contracted capital requirements for the next 12 months.
Debt
As of December 31, 2022, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $269 million, totaled $46.8 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
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
During the year ended December 31, 2022, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts, was 3.1%. As of December 31, 2022, our adjusted debt to equity ratio was 2.5 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2022 and 2021.
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
While we were tax resident in the Netherlands, we did not accrue or pay taxes as a result of repatriation of earnings from any of our foreign subsidiaries to the Netherlands. Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2022, $118 million out of $1.6 billion of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in “Item 10. Additional Information—Taxation—Dividend withholding tax.”

Contractual obligations
Our estimated future obligations as of December 31, 2022 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$4,266.0	$7,250.0	$3,650.0	$6,644.5	$1,600.0	$11,300.0	$34,710.5
Secured debt facilities	1,896.3	1,093.8	2,182.3	897.5	1,069.5	2,672.8	9,812.4
Subordinated debt facilities	—	—	—	—	—	2,277.2	2,277.2
Estimated interest payments (a)	1,708.9	1,449.5	1,267.9	988.7	801.6	8,615.0	14,831.6
Purchase obligations (b)	6,821.9	7,302.3	5,725.0	3,367.9	835.0	—	24,052.1
Operating leases (c)	50.6	46.4	12.6	8.1	8.1	25.6	151.5
Total	$14,743.7	$17,142.0	$12,837.8	$11,906.7	$4,314.2	$24,890.6	$85,835.3

(a)Estimated interest payments for floating rate debt are based on rates as of December 31, 2022 and include the estimated impact of our interest rate swap agreements.
(b)As of December 31, 2022, we had commitments to purchase 435 aircraft (including 17 purchase and leaseback transactions and excluding aircraft for which we have cancellation rights that we expect to exercise), 47 engines, 18 helicopters and other commitments through 2027. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Refer to Note 30—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.
(c)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases. Refer to Note 18—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.

Historical Information
The following table presents our consolidated cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(U.S. Dollars in millions)
Net cash provided by operating activities	$5,171.0	$3,693.8
Net cash used in investing activities	(2,160.5)	(23,458.9)
Net cash (used in) provided by financing activities	(3,160.8)	20,183.8
Cash flows provided by operating activities.    During the year ended December 31, 2022, our net cash provided by operating activities of $5.2 billion was the result of a net loss of $0.7 billion, other adjustments to net loss of $5.7 billion consisting primarily of depreciation, amortization and net charges related to Ukraine Conflict and collections of finance leases of $0.6 billion, partially offset by the net change in operating assets and liabilities of $389.5 million. During the year ended December 31, 2021, our net cash provided by operating activities of $3.7 billion was the result of a net profit of $1.0 billion, other adjustments to net income of $2.1 billion, collections of finance leases of $124.3 million, and the net change in operating assets and liabilities of $475.2 million.
Cash flows used in investing activities.    During the year ended December 31, 2022, our net cash used in investing activities of $2.2 billion primarily consisted of the purchase of and prepayments on flight equipment of $3.9 billion, partially offset by cash provided by asset sale proceeds of $1.7 billion. During the year ended December 31, 2021, our net cash used in investing activities of $23.5 billion primarily consisted of the acquisition of GECAS (net of cash acquired) of $22.5 billion and purchase of flight equipment of $1.8 billion, partially offset by cash provided by asset sale proceeds of $0.8 billion.
Cash flows (used in) provided by financing activities.    During the year ended December 31, 2022, our net cash used in financing activities of $3.2 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs, of $3.8 billion, the repurchase of shares and payments of tax withholdings on share-based compensation of $17.4 million, and cash used for the payment of dividends to our non-controlling interest holders of $4.0 million, partially offset by net receipts of maintenance and security deposits of $0.6 billion. During the year ended December 31, 2021, our net cash provided by financing activities of $20.2 billion primarily consisted of cash provided by new financing proceeds, net of debt repayments and debt issuance costs, of $20.1 billion, net receipts of maintenance and security deposits of $159.5 million, the repurchase of shares and payments of tax withholdings on share-based compensation of $76.2 million, and cash used for the payment of dividends to our non-controlling interest holders of $0.3 million.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Refer to Note 28—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$16,118	$16,571

Ordinary shares issued	250,347,345	250,347,345
Treasury shares	(4,416,070)	(4,951,897)
Ordinary shares outstanding	245,931,275	245,395,448
Shares of unvested restricted stock	(4,837,602)	(5,822,811)
Ordinary shares outstanding, excluding shares of unvested restricted stock	241,093,673	239,572,637

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$66.85	$69.17
Non-GAAP measures and metrics
The following are definitions of non-GAAP measures and metrics used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.

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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$46,533	$50,205
Adjusted for:
Cash and cash equivalents	(1,597)	(1,729)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$43,811	$47,351

Equity	$16,195	$16,647
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$17,320	$17,772

Adjusted debt/equity ratio	2.5 to 1	2.7 to 1
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Year Ended December 31,		Percentage Difference
	2022	2021
	(U.S. Dollars in millions)
Interest expense	$1,592	$1,230	29%
Adjusted for:
Mark-to-market on interest rate caps and swaps	69	20	245%
Debt issuance costs, upfront fees and other impacts	(149)	(99)	51%
Interest expense excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts	1,512	1,151	31%

Average debt balance	$48,540	$32,289	50%

Average cost of debt	3.1%	3.6%	(14%)

Summarized financial information of issuers and guarantors
AerCap Trust and AerCap Ireland Capital Designated Activity Company Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AerCap Ireland Capital Designated Activity Company (“AICDC”) have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Refer to Note 16—Debt to our Consolidated Financial Statements included in this annual report for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
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
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Refer to Note 16—Debt to our Consolidated Financial Statements included in this annual report. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).
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
Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of December 31, 2022, and for the year ended December 31, 2022. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
December 31, 2022
(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$7,887
Intercompany receivables	32,684
Total assets	44,131

Debt	36,605
Intercompany payables	2,933
Total liabilities	41,567
Non-controlling interest	78

Year Ended
December 31, 2022
(U.S. Dollars in millions)
Total revenues and other income (a)	$2,569
Total expenses (b)	2,677
Loss before income taxes and income of investments accounted for under the equity method	(108)
Net loss	(107)
Net loss attributable to AerCap Holdings N.V.	(112)

(a)Total revenues include interest income from non-obligor entities of $1.1 billion.
(b)Total expenses include interest expense to non-obligor entities of $131 million.

Item 6.    Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Paul Dacier	65	Non-Executive Chairman of the Board of Directors	May 2010	2025 AGM
Aengus Kelly	49	Executive Director and Chief Executive Officer	May 2011	2026 AGM
Julian (Brad) Branch	68	Non-Executive Director	April 2018	2026 AGM
Stacey Cartwright	59	Non-Executive Director	April 2019	2026 AGM
Rita Forst	67	Non-Executive Director	April 2019	2026 AGM
Richard (Michael) Gradon	63	Non-Executive Director	May 2010	2026 AGM
James (Jim) Lawrence	70	Non-Executive Director	May 2017	2025 AGM
Michael Walsh	56	Non-Executive Director	May 2017	2025 AGM
Robert (Bob) Warden	50	Non-Executive Director	July 2006	2026 AGM
Jean Raby	58	Non-Executive Director	May 2022	2026 AGM
Jennifer VanBelle	54	Non-Executive Director	November 2021	2025 AGM

Officers
Peter Juhas	51	Chief Financial Officer
Peter Anderson	47	Chief Commercial Officer
Vincent Drouillard	47	General Counsel
Brian Canniffe	50	Group Treasurer
Anton Joiner	52	Chief Risk Officer
John Burke	52	Chief Technical Officer
Jorg Koletzki	55	Chief Information Officer
Risteard Sheridan	48	Company Secretary and Chief Compliance Officer
Theresa Murray	55	Head of Human Resources
Bart Ligthart	41	Chief Investment Officer
Martin Olson	60	Head of OEM Relations
John Govan	51	Head of EMEA
Bashir Hajir	55	Head of Americas
Emmanuel Herinckx	50	Head of Asia Pacific
Richard Greener	51	Head of AerCap Cargo
Pat Sheedy	44	President and CEO, Milestone Aviation Group
Tom Slattery	52	Executive Vice President Engines
Dermot Manifold	56	Head of Commercial Operations

(a)The term for each director ends at the Annual General Meeting of Shareholders (“AGM”) typically held in April or May of each year.
Directors
Our Board of Directors currently consists of 11 directors, ten of whom are non-executive directors.

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
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently a Non-Executive Director of Savills PLC, Genpact and Majid al Futtaim Entertainment. She also Chairs the Advisory Committee of Majid al Futtaim Lifestyle. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC and a Senior Independent Director of the Football Association Ltd. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as a member of the supervisory board of Norma Group SE. Ms. Forst is currently a Non-Executive Director of Westport Fuel Systems Inc. in Vancouver, Canada and of Johnson Matthey Plc in London, UK. In addition, Ms. Forst holds an advisory board position at iwis SE & Co. KG in Germany. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior engineering and management positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (U.S.) and the Darmstadt University of Applied Technology (Germany).
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
Michael Walsh.   Mr. Walsh has been a Director of AerCap since May 5, 2017. He is also a non-executive director of Uisce Éireann, the Irish government owned national water utility, and of Limerick Civic Trust, a charitable organization. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over 30 years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gáis Éireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland.

Robert (Bob) Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. He has worked in the private equity industry for 28 years. Mr. Warden was Global Head of Private Equity at Cerberus Capital Management until January 2023. Mr. Warden formerly worked in private equity at Pamplona Capital Management, J.H. Whitney, Cornerstone Equity and DLJ. Mr. Warden received his A.B. from Brown University.
Jean Raby. Mr. Raby has been a Director of AerCap since May 2022. He is currently a partner with Astorg, a European private equity firm. Mr. Raby has more than 30 years of experience in investment banking, law and finance. Immediately prior to joining Astorg, he was Sponsor and Co-CEO of Odyssey Acquisition, a special purpose acquisition company which listed in July 2021 on the Amsterdam Stock Exchange and subsequently merged in April 2022 with Benevolent AI, a drug discovery platform powered by artificial intelligence. Prior to his role with Odyssey Acquisition, he was Chief Executive Officer of Natixis Investment Managers (global asset management) and Head of Asset and Wealth Management for Natixis from February 2017 until April 2021. Prior to his role at Natixis, he was Executive Vice President, Chief Financial and Legal Officer of Alcatel-Lucent S.A. (telecommunications equipment) from September 2013 to February 2016. He served briefly as Chief Financial Officer of SFR Group (telecommunications operator) from May to November 2016. Prior to his role at Alcatel-Lucent, he spent 16 years in roles of increasing responsibility at the investment banking division of Goldman Sachs & Co. (investment banking, securities, and investment management), in Paris, France, where he became Co-Chief Executive Officer of the division in France in 2006 (then Chief Executive Officer in 2009). He retired from Goldman Sachs at the end of 2012. In his early career, Mr. Raby was a corporate lawyer with the law firm Sullivan & Cromwell in New York (1989-1992) and in Paris (1992-1996). In addition to serving as Director of AerCap, he is a member of the board of directors of Fiera Capital (asset management, listed in Toronto) and Benevolent AI and also served as a director of SNC Lavalin Inc. from November 2015 until May 2021. Mr. Raby holds a law degree from Université Laval (Quebec, Canada), a Master of Philosophy in International Relations from the University of Cambridge in the U.K., and a Master of Law from Harvard Law School. Mr. Raby is also a (retired) member of the New York State Bar Association.

Jennifer VanBelle.    Ms. VanBelle has been a Director of AerCap since November 1, 2021. She is currently Senior Vice President and Treasurer of GE and CEO of GE Capital. She also leads GE’s Separation Management Office, which is working to separate GE into three industry-leading, global public companies. Ms. VanBelle was named CEO of GE Capital in January 2021, expanding her role as GE Treasurer which she assumed in 2018. Prior to her current roles, she held several leadership roles within GE across capital markets, risk management, treasury and finance, including GE Capital Markets Leader, GE Capital—Capital Management Risk Officer, and Deputy Treasurer. Before joining GE in 1998, Ms. VanBelle spent several years at Chemical Bank and ING. Ms. VanBelle holds a B.A. degree in Economics from Bates College and an MSc in Finance from the London Business School.
Officers
Peter Juhas.    Mr. Juhas was appointed Chief Financial Officer of AerCap in April 2017, following his appointment as Deputy Chief Financial Officer in September 2015. Prior to joining AerCap, Mr. Juhas was Global Head of Strategic Planning at American International Group, Inc. (“AIG”), where he led the development of the company’s strategic and capital plans, as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was a Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.
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
Brian Canniffe.    Mr. Canniffe was appointed Group Treasurer of AerCap in January 2018, previously serving as Head of Investor Relations since joining the Company in October 2016. He has over 25 years’ experience in banking, lending and the capital markets. Prior to joining AerCap, Mr. Canniffe served as Managing Director and Head of Global Markets Financing for Bank of America Merrill Lynch in Hong Kong and Tokyo, where he led a division that was responsible for providing secured financing, trading, clearing, reporting and various treasury functions in the Asia Pacific region. In addition, he held roles within the financing divisions at Nomura Securities and Bankers Trust International.
Anton Joiner.    Mr. Joiner was appointed Chief Risk Officer in 2011 with responsibility for portfolio risk management, workouts, repossessions and debtor management. He joined AerCap in 2001 and has held a variety of positions. Prior to joining AerCap, Mr. Joiner held positions with Scotia Capital, Commercial Aviation Group and Hunting Cargo Airlines. He has a Master’s degree in Air Transport Management from Cranfield College of Aeronautics.
John Burke.   Mr. Burke was appointed Chief Technical Officer of AerCap in June 2022, following his prior appointment to Deputy Chief Technical Officer in 2018. He previously served as Head of Technical EMEA from 2014 to 2018. From 2008, Mr. Burke worked at ILFC where he headed the technical group responsible for the EMEA region until AerCap’s acquisition of ILFC in 2014. He spent six years at TransAer International Airlines, where he worked internationally in Europe, the Middle East and the Americas in various roles. He began his career as an Aircraft Maintenance and Engineering Apprentice at SRS Aviation, an Aer Lingus subsidiary, where he qualified as an Aircraft Maintenance Engineer. Mr. Burke holds a Bachelor of Business in Aviation and Transport from Carlow Institute of Technology and is an EASA 66 Licenced Engineer. He also holds an FAA A&P Licence and an FAA Private Pilot’s Licence.

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
Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in September 2018 and as Chief Investment Officer in March 2022. Mr. Ligthart has 15 years’ experience in aircraft trading and portfolio management in both wide and narrowbody aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.
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
Bashir Hajjar.    Mr. Hajjar assumed the position of Head of Americas in October 2018. In his role Mr. Hajjar is responsible for AerCap’s leasing activities across the Americas. He brings over 30 years of wide-ranging experience in the aviation industry from aircraft manufacturing to aircraft leasing and airline management. Prior to joining AerCap he held various positions in the Fleet Planning group for Continental Airlines and the Aircraft Marketing group at McDonnell Douglas. Mr. Hajjar began his aviation career in engineering, at McDonnell Douglas, Eastern Airlines and Continental Airlines. Mr. Hajjar holds a Masters of Business Administration from California State University Long Beach, a Bachelor of Science Degree in Aerospace Engineering from Saint Louis University, and an FAA Airframe and Power Plant Certificate.
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
Richard Greener.    Mr. Greener assumed the position of Head of Cargo following AerCap’s acquisition of GECAS in November 2021. He is responsible for AerCap’s global cargo aircraft strategy and portfolio. Mr. Greener joined GECAS in 2001, and was subsequently promoted to Senior Vice President of Specialty Markets, including cargo and regional aircraft. He began his career in business development and marketing with BAE Systems, Airbus and has 30 years’ experience in the aerospace industry. Mr. Greener holds a Post Graduate Diploma in Business Administration and Management Studies from the University of the West of England.

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
Dermot Manifold. Mr. Manifold was appointed Head of Commercial Operations following AerCap’s acquisition of GECAS in November 2021. He has 29 years of industry experience including management roles with responsibility for finance, pricing, asset purchasing, portfolio management and strategy. Immediately prior to joining AerCap he was EVP Commercial Operations at GECAS with responsibility for new aircraft acquisitions, portfolio placement and pricing. He qualified as a chartered accountant with PwC in Ireland, where he spent four years in roles including audit, accounting, tax and insolvency, prior to joining GE in 1993. Mr. Manifold has a Bachelor of Business Studies degree from University of Limerick and is a Fellow of the Institute of Chartered Accountants Ireland since 2003.
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
In addition, our non-executive directors receive an annual equity award as provided for in AerCap’s remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. The annual equity award may be supplemented by additional awards in line with AerCap’s remuneration policy in order to meet the compensation goals of the Company. As of December 31, 2022, our non-executive directors held 182,231 restricted stock units (our non-executive directors did not hold any shares of restricted stock as of December 31, 2022); these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive compensation
The aviation leasing business is highly competitive. As the global leader in aviation leasing, we seek to attract and retain the most talented and successful officers to manage our business and to motivate them with appropriate incentives to execute our strategy and to promote and encourage continued superior performance over a prolonged period of time, in support of achieving the objectives of long-term value creation. We have designed our compensation plans to meet these objectives.

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
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject the executive director’s incentive compensation to clawback provisions under Dutch law
As of December 31, 2022, our Group Executive Committee members were Aengus Kelly, Peter Juhas and Peter Anderson. During the year ended December 31, 2022, we paid an aggregate of approximately $14.7 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including approximately $0.4 million as part of their retirement and pension plans.
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
Our long-term equity incentive program is designed to retain our most talented and successful officers and to incentivize continued superior performance, in accordance with the Company’s long-term objectives, for the benefit of our shareholders and other stakeholders. The majority of the long-term equity awards have vesting periods ranging between three years and five years, and the vesting of 66.67% of each award is conditional upon the achievement of the Company’s U.S. GAAP EPS budget over the multi-year vesting period, as determined by the Board of Directors at the beginning of the vesting period (33.33% of each award is subject to time-based vesting). The awards will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining performance-based shares being forfeited. None of the performance-based shares will vest if 84.5% or less of the EPS target is met, which indicates the stringency of the program. A portion of the performance-based shares will vest, as specified in the award agreements, if between 84.5% and 100% of the EPS target is met, and all performance-based shares will vest if the EPS target is met or exceeded. In the event of a change of control of the Company, the shares will immediately vest. We believe that the design of our long-term equity incentive program promotes and encourages continued superior performance over a prolonged period of time in support of achieving the objectives of long-term value creation. Refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for further details on our equity incentive plans.
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
In addition, as directed under the Dodd-Frank Act, on October 26, 2022, the SEC adopted a final rule directing national securities exchanges, including the NYSE, to implement listing standards requiring listed companies to adopt clawback policies that mandate recovery by listed companies of certain incentive-based compensation awarded to current and former executives in the event of an accounting restatement. The final rule requires us to adopt a clawback policy within 60 days after such listing standard becomes effective and we intend to do so.
As of December 31, 2022, we did not have any directors other than the executive director who were in charge of day-to-day management.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
The table below indicates the equity awards the Company granted to our Group Executive Committee members and their equity awards that vested in 2022:

	2022 Granted		2022 Vested
Aengus Kelly	53,996	(a)	859,960	(b)
Peter Juhas	—		188,264	(c)
Peter Anderson	—		20,000	(d)

(a)Grant of 53,996 shares of restricted stock.
(b)Vesting of 859,960 shares of restricted stock.
(c)Vesting of 178,343 shares of restricted stock and 9,921 restricted stock units.
(d)Vesting of 20,000 restricted stock units.
The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2022 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock and restricted stock units, as specified in the paragraph below regarding share ownership:

	2023	2024	2025	2026	2027
Aengus Kelly	684,812	—	2,053,996	1,500,000	—
Peter Juhas	—	—	151,625	150,812	—
Peter Anderson	—	—	313,953	—	—
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

Board Practices
General
Our Board of Directors currently consists of 11 directors, ten of whom are non-executive directors.
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Two of our non-executive directors were appointed to the Board by GE in connection with the GECAS Transaction and the shareholder agreement between AerCap and GE—refer to Note 4—GECAS Transaction to our Consolidated Financial Statements included in this annual report. Three of our non-executive directors (out of a total of 11) have served in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2022, was 6.7 years.
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
In 2022, the Board of Directors met on 11 occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as the impact of the Ukraine Conflict, the GECAS Transaction and the integration of the GECAS business, AerCap’s annual reports and annual accounts for the financial year 2021, topics for the AGM 2022, the impact of the Covid-19 pandemic, secured and unsecured financing transactions and AerCap’s liquidity position, AerCap’s hedging policies, the utilization and optimization of AerCap’s portfolio of aircraft, global and regional macroeconomic, monetary and political developments and impact on the industry, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap’s backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, capital allocation strategies and share repurchases, AerCap’s corporate and tax structure, reports from the various Board committees, budgeting and financial planning, ESG-related topics, remuneration and compensation, directors’ and officers’ succession planning, cyber security, regulatory compliance, culture and values, sustainability and community, governance, risk management and control and an assessment of the Board’s own functioning.
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
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2022, the members of our Group Executive Committee were Aengus Kelly, Peter Juhas and Peter Anderson. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.

Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2022, the members of our Group Portfolio and Investment Committee were Peter Juhas, Aengus Kelly, Robert (Bob) Warden, Bart Ligthart and Rita Forst.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2022, the members of our Group Treasury and Accounting Committee were Peter Juhas, Aengus Kelly, Paul Dacier, Brian Canniffe and Robert (Bob) Warden.
Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of our external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2022, the members of our Audit Committee were James (Jim) Lawrence (Chairman), Julian (Brad) Branch, Richard (Michael) Gradon, and Michael Walsh.
In 2022, the Audit Committee met on seven occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, our internal auditors and our external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, the GECAS Transaction and related integration considerations, internal auditors’ reports, external auditors’ reports, external auditors’ independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditors’ audit plan for 2022, approval of other services rendered by the external auditors, internal audit reports, the internal auditors’ audit plan for 2023, the impact of the Ukraine Conflict, the impact of the Covid-19 pandemic, the Company’s compliance, risk management, integrity and fraud policies, the expenses incurred by the Company’s most senior officers in carrying out their duties, the Company’s tax planning policies, insurance matters, key transformation projects including IT and cybersecurity projects, the functioning of the Audit Committee, the Audit Committee charter and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditors and with the internal auditors without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to four non-executive directors appointed by the Board of Directors. As of December 31, 2022, the members of our Nomination and Compensation Committee were Paul Dacier (Chairman), Michael Walsh, Jennifer VanBelle, Robert (Bob) Warden and Stacey Cartwright.
In 2022, the Nomination and Compensation Committee met on three occasions. At these meetings it discussed and approved succession planning and compensation related occurrences and developments within the framework of the Board and Committee Rules and our remuneration policy.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

ESG Committee
Our ESG Committee assists the Board of Directors in defining and reviewing the company’s strategy relating to ESG and developing and maintaining the policies, programs, targets and initiatives in this space. This approach is designed to provide dedicated oversight of ESG-related issues, risks and opportunities at the highest level. The ESG Committee comprises three board-level independent directors and three members of the AerCap senior leadership team. As of December 31, 2022, the members of our ESG Committee were Stacey Cartwright (Chair), Julian (Brad) Branch, Rita Forst, Peter Juhas, Tom Slattery and Joseph McGinley.
In 2022, the ESG Committee met on six occasions. At these meetings it discussed and reviewed our approach to ESG- related topics and other values that we believe contribute to a culture focused on long-term value creation, the development and deployment of the Company’s ESG strategy, engagement with staff and stakeholders, AerCap’s role in sustainability and carbon emissions reduction initiatives, industry engagement and initiatives, regulatory developments, external reporting and compliance matters and community and social involvement by the Company.

Share ownership
The following table presents beneficial ownership of our shares which are held by our directors and Group Executive Committee members as of December 31, 2022:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Fully diluted ownership percentage (c)
Directors:
Paul Dacier (Chairman)	11,675	—	24,328	*
Aengus Kelly (d)	1,701,962	3,738,808	500,000	2.2%
Julian (Brad) Branch	12,066	—	20,000	*
Stacey Cartwright	—	—	26,160	*
Rita Forst	2,000	—	26,160	*
Richard (Michael) Gradon	3,656	—	20,000	*
James (Jim) Lawrence	208,454	—	23,008	*
Michael Walsh	7,680	—	22,575	*
Robert (Bob) Warden	16,485	—	20,000	*
Jean Raby (e)	1,000	—	—	*
Jennifer VanBelle	—	—	—	*
Total Directors	1,964,978	3,738,808	682,231
Group Executive Committee (GEC) Members:
Peter Juhas	131,067	227,437	75,000	*
Peter Anderson	36,296	313,953	—	*
Total Directors and GEC Members	2,132,341	4,280,198	757,231

*Less than 1.0%.
(a)As of December 31, 2022, the outstanding restricted stock and restricted stock units are expected to vest as follows:

Vesting year	2023	2025	2026	Total
	(in shares)
Restricted stock and Restricted stock units	857,132	2,529,485	1,650,812	5,037,429
(b)Payroll tax will be withheld and deducted from the ordinary shares to be delivered at the vesting of restricted stock units, as applicable.
(c)Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards at target in this table, and no vesting or exercise of any other equity awards.
(d)Mr. Kelly is our Chief Executive Officer and the Executive Director of the Board.
(e)Appointed to the Board in May 2022.
All of our ordinary shares have the same voting rights.
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aviation leasing business at each of our principal geographic locations as of December 31, 2022, 2021 and 2020:

	As of December 31,
Location	2022	2021	2020
Ireland	431	479	279
United States	120	141	44
Singapore	57	65	44
Other (a)	33	51	10
Total (b)	641	736	377

(a)Includes employees located in the Netherlands, China, France, the United Kingdom, the United Arab Emirates, Belgium and Italy.
(b)Includes one part-time employee as of December 31, 2022, six part-time employees as of December 31, 2021 and one part-time employee as of December 31, 2020.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.
Item 7.    Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our issued and outstanding ordinary shares as of December 31, 2022, based on available public filings, include: General Electric Company at 45.3% (111,500,000 shares) and Wellington Management Company, LLP at 6.8% (16,726,847 shares).
We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Refer to Note 4—GECAS Transaction, Note 11—Associated companies, Note 28—Variable interest entities and Note 29—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.
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
Foundation structure
In the unlikely event that GE would challenge the enforceability of the voting restrictions in the Shareholders’ Agreement, subject to certain conditions we would be entitled to require GE to use its reasonable best efforts to transfer its shares to a Dutch foundation (“stichting”), in exchange for which GE will receive a corresponding number of registered depository receipts from the foundation which will provide GE with the economic benefits of its shares, while the voting rights will remain with the foundation. The foundation would be subject to the same voting agreement as GE, and GE would be able to instruct the foundation how to vote on the specific matters on which GE would be entitled to vote under the voting agreement provisions of the Shareholders’ Agreement. The members of the board of the foundation would be appointed by us.
Lock-up period
The ordinary shares issued to GE pursuant to the GECAS Transaction were subject to a lock-up period that expired in stages over a nine to 15-month period following the completion of the GECAS Transaction on November 1, 2021.
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
At the AGM held in 2022, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares
(i) up to ten percent of the Company’s issued share capital; and
(ii) up to an additional ten percent of the Company’s issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.
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
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2022, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph “Issuance of ordinary shares,” which authorization is valid for a period of 18 months.
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
At the AGM held in 2022, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2022, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2022, we cancelled no ordinary shares.

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
The AGM was held on May 12, 2022. The AGM adopted the 2021 annual accounts and voted in favor of all other items which required a vote.
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
U.S. resident shareholders
A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC, pursuant to a confirmation obtained from the Irish Revenue Commissioners. The simplified procedure provides that such shareholders are not required to complete the Irish Revenue Commissioners’ DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a “qualifying intermediary” as discussed further below. The confirmation from the Irish Revenue Commissioners is operative for a period of 5 years up to the end of 2024.
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

U.S. tax considerations
Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. The discussion of the holders’ tax consequences addresses only those persons that hold our ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including, without limitation, holders of (directly, indirectly or constructively) 10% or more of our shares (as measured by vote or value), dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to the ordinary shares as a result of such income being recognized on an applicable financing statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the United States.; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust; or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A “non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and activities of the partnership. Partnerships holding shares and partners therein should consult their own tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the ordinary shares.
Cash dividends and other distributions
A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld) as dividend income to the extent of AerCap’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of (and in reduction of) the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the PFIC rules discussed below. AerCap does not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution by AerCap will generally be treated as a dividend. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction generally available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of a non-corporate U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a corporation that is a PFIC in the taxable year in which dividends are paid or in the preceding taxable year) if (i) its shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States; or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The ordinary shares are expected to be readily traded on the NYSE and we are eligible for the income tax treaty between the United States and Ireland. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.
Distributions to U.S. Holders of additional ordinary shares or preemptive rights with respect to ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against the U.S. Holder’s federal income tax liability. Dividends paid on the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable foreign taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.
A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.
Sale or disposition of ordinary shares
A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale, exchange or other taxable disposition (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the shares (determined, in the case of shares purchased with currencies other than U.S. dollars, by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that AerCap is not a PFIC and has not been treated as a PFIC during the U.S. Holder’s holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. Under current law, the maximum long-term capital gain rate for a non-corporate U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.
A non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on gain from the sale, exchange or other taxable disposition of the ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States; or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2022. Although there can be no assurance, we do not expect to be classified as a PFIC for 2023 or subsequent years. This expectation is based on our current operations and current law. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for royalty or rental income derived in the active conduct of a trade or business and not derived from a related person.

The determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and depends on the classification of various assets and income under the PFIC rules. It is unclear how some of these rules apply to us. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.
If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, subject to the discussion of the mark-to-market election and the qualified electing fund (“QEF”) election below, the holder will be subject to additional tax and an interest charge on “excess distributions” received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have excess distributions to the extent of any distributions received during any tax year that exceed 125% of the average amount received with respect to the ordinary shares during the three preceding tax years (or, if shorter, the U.S. Holder’s holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period; (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year; and (iii) the amount allocated to each previous tax year (other than any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.
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
If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC the holder generally will include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, his basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. In addition, upon the sale or other disposition of ordinary shares in a year that we are a PFIC, any gain will generally be treated as ordinary income and any loss will generally be treated as ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election), and thereafter as a capital loss.
Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a QEF election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains; and (ii) as long-term capital gains, its pro rata share of our net capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. persons (as determined for U.S. federal income tax purposes) hold at least half of our shares by vote or value, such amounts will be treated as U.S. source income to the extent they are attributable to income that we receive from U.S. sources. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder’s basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any distributions of previously taxed amounts that are not subjected to tax again at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder’s timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a “retroactive QEF election”) may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year; and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of PFIC related taxes for all taxable years of the shareholder to which the protective statement applies. The protective statement must be attached to the U.S. Holder’s federal income tax return for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisors regarding the advisability of filing a protective statement.
As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S. federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of its ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their own tax advisors about the advisability of making a QEF election, retroactive QEF election and/or deferred payment election.
Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must generally file IRS Form 8621.
We urge prospective purchasers of ordinary shares to consult their own tax advisors concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.
Additional tax on net investment income
Certain U.S. Holders that are individuals, trusts or estates may be subject to a 3.8% tax, in addition to otherwise applicable U.S. federal income tax, on the lesser of (i) the U.S. Holder’s “net investment income” (or undistributed “net investment income,” in the case of a trust or estate) for the relevant taxable year; and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income, in the case of a trust or estate) for the relevant taxable year above a certain threshold (which in the case of an individual ranges from $125,000 to $250,000, depending on the individual’s circumstances). A U.S. Holder’s “net investment income” generally includes, among other things, dividend income on and capital gain from the disposition of shares, subject to certain exceptions. If you are a U.S. Holder that is an individual, trust or estate, you should consult your own tax advisors regarding the applicability of this tax to the ordinary shares.
Information reporting and backup withholding
Information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than certain corporations and other exempt recipients. A 24% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the applicable withholding agent and to certify that such holder is not subject to backup withholding. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. persons in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
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
All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register of the Dutch Trade Register. Our net loss attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2021 and our total AerCap Holdings N.V. shareholders’ equity as of December 31, 2021 as set forth in our annual statutory accounts were $99.0 million and $14,458.9 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.
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
The following discussion should be read in conjunction with Note 13—Derivative financial instruments and Note 16—Debt to our Consolidated Financial Statements included in this annual report, which provide further information on our debt and derivative financial instruments.
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
The principal amount of our outstanding floating rate debt was $9.3 billion, or 20% of the total principal amount of our outstanding indebtedness as of December 31, 2022. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $15 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest-earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2022. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR or Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2023	2024	2025	2026	2027	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,634.0	$1,903.3	$854.2	$238.3	$19.2	—	$137.7
Weighted average strike rate	2.1%	1.7%	2.2%	2.1%	2.1%	—

	2023	2024	2025	2026	2027	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$2,077.7	$1,450.0	$1,425.0	$275.0	$66.7	—	$74.3
Weighted average pay rate	2.7%	2.6%	2.6%	2.7%	2.5%	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR or Term SOFR, as applicable. All instruments referencing U.S. dollar LIBOR will expire, or will transition to Term SOFR, in advance of or concurrently with U.S dollar LIBOR cessation on June 30, 2023.
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
Inflation
After a sustained period of relatively low inflation rates, the rates of inflation are above or near recent historical highs in the United States, the European Union, the United Kingdom, and other countries. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.
Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, have evaluated, as of December 31, 2022, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.
Attestation report of the registered public accounting firm
KPMG, the independent registered public accounting firm that audited our 2022 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2022 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2022 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(U.S. Dollars in thousands)
Audit fees	$7,525	$8,985
Tax fees	1,414	5,072
All other fees	44	2,826
Total	$8,983	$16,883
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

2.5
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

2.6
Seventh Amended and Restated Credit Agreement, dated as of February 25, 2022, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited

2.7
Fourth Amended and Restated Revolving Credit Agreement, dated as of February 15, 2023, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent

2.8
Revolving Credit Agreement, dated as of March 30, 2021, as amended by Amendment No. 1, dated as of February 15, 2023, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto, the lending institutions party thereto and Citibank, N.A, as administrative agent

2.9
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

2.10
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

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

2.14
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

2.15
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

2.16
Sixteenth Supplemental Indenture, dated as of June 12, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 12, 2018 and incorporated herein by reference)

2.17
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

2.18
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

2.19
Twentieth Supplemental Indenture, dated as of April 3, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on April 4, 2019 and incorporated herein by reference)

2.20
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

2.21
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

2.22
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

2.23
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

Exhibit Number	Description of Exhibit
2.24
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

2.25
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

2.26
Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Registration Statement No. 333-234028 and incorporated herein by reference)

2.27
First Supplemental Indenture, dated as of October 10, 2019, to the Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 10, 2019 and incorporated herein by reference)

2.28
Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.29
First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.30
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

2.32
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.33
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.34
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.35
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.36	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.37	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.38
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
2.39
First Amendment to Term Loan Credit Agreement, dated as of April 3, 2014, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the acceding obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

2.40
Second Amendment to Term Loan Credit Agreement, dated as of January 19, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2016 and incorporated herein by reference)

2.41
Third Amendment to Term Loan Credit Agreement, dated as of August 9, 2017, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Apollo Aircraft Inc., Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2017 and incorporated herein by reference)

2.42
Fourth Amendment to Term Loan Credit Agreement, dated as of March 7, 2018, among Delos Finance S.À.R.L., as borrower, ILFC, Hyperion Aircraft Limited, Delos Aircraft Limited, Artemis (Delos) Limited, AerCap Global Aviation Trust, the Additional Obligors identified therein, and Deutsche Bank AG New York Branch, as collateral agent and administrative agent

2.43
Term Loan Security Agreement, dated as of March 6, 2014, among Hyperion Aircraft Limited, Delos Aircraft Limited, Delos Finance S.À.R.L., Artemis (Delos) Limited, Apollo Aircraft Inc., and the additional grantors referred to therein as grantors, and Deutsche Bank AG New York Branch, as collateral agent (filed as an exhibit to the ILFC Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference)

2.44
Term Loan Credit Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing DAC, as borrower, Aercap Holdings N.V., Aercap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.45
Term Loan Security Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing Designated Activity Company, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, and the additional grantors referred to therein as grantors, and Citibank, N.A., as collateral agent) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.46	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

2.47	The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.48	Description of Certain Registrant Securities

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

Exhibit Number	Description of Exhibit
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

8.1	List of Subsidiaries of AerCap Holdings N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, an independent registered public accounting firm

15.2	Consent of KPMG, an independent registered public accounting firm

17.1	Subsidiary Issuers of Registered Guaranteed Securities

101	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Consolidated Balance Sheets as of December 31, 2022 and 2021

(2) Consolidated Income Statements for the Years Ended December 31, 2022, 2021 and 2020

(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

(5) Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021 and 2020

(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: March 2, 2023

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AerCap Holdings N.V. :

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of impairment of flight equipment held for operating leases subject to impairment.
As discussed in Note 7 to the consolidated financial statements, the Company had US$55.2 billion of flight equipment held for operating leases, net as of December 31, 2022. As discussed in Note 3 to the consolidated financial statements, when events or changes in circumstances indicate that flight equipment held for operating leases may be impaired, an evaluation is performed. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset group, an impairment loss, measured as the excess of the carrying value of the asset group over its estimated fair value, is recognized. The Company recognized an impairment charge for the year ended December 31, 2022.
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
We evaluated the reasonableness of the follow-on lease assumptions by comparing these to (i) actual lease rates recently contracted by the Company for the leasing of similar flight equipment and (ii) current industry market data. We compared the residual values of flight equipment held for operating leases to third party appraiser values and expected sale prices. We compared maintenance cash flows forecasts to external appraiser and original equipment manufacturer data and assessed the reasonableness of aircraft utilization against historical actual usage rates.
We also involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using data of comparable entities and the cost of capital of the Company.

KPMG
We have served as the Company’s auditor since 2021.
Dublin, Ireland
March 2, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.

Opinion on the Financial Statements
We have audited the consolidated statement of income, of comprehensive income, of cash flows and of equity of AerCap Holdings N.V. and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
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

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2022 and 2021

		As of December 31,
	Note	2022	2021
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	6	$1,597,147	$1,728,794
Restricted cash	6	159,623	185,959
Trade receivables		132,202	181,455
Flight equipment held for operating leases, net	7	55,220,809	57,825,056
Investment in finance leases, net	8	1,356,072	1,929,220
Flight equipment held for sale	9	292,808	304,362
Prepayments on flight equipment	30	3,806,602	4,586,848
Maintenance rights and lease premium, net	10	3,364,453	4,444,520
Other intangibles, net	10	185,210	208,879
Deferred tax assets	17	210,334	121,571
Associated companies	11	811,219	705,087
Other assets	12	2,590,439	2,348,017
Total Assets		$69,726,918	$74,569,768
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	14	$1,494,953	$1,958,096
Accrued maintenance liability	15	2,503,202	2,900,651
Lessee deposit liability		806,655	773,753
Debt	16	46,532,960	50,204,678
Deferred tax liabilities	17	2,194,098	2,085,230
Commitments and contingencies	30
Total Liabilities		53,531,868	57,922,408
Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of December 31, 2022 and 2021; 250,347,345 and 250,347,345 ordinary shares issued and 245,931,275 and 245,395,448 ordinary shares outstanding (including 4,837,602 and 5,822,811 shares of unvested restricted stock) as of December 31, 2022 and 2021, respectively	27	3,024	3,024
Additional paid-in capital		8,586,034	8,522,694
Treasury shares, at cost (4,416,070 and 4,951,897 ordinary shares as of December 31, 2022 and 2021, respectively)		(254,699)	(285,901)
Accumulated other comprehensive gain (loss)		108,226	(79,335)
Accumulated retained earnings		7,674,922	8,410,261
Total AerCap Holdings N.V. shareholders’ equity		16,117,507	16,570,743
Non-controlling interest		77,543	76,617
Total Equity		16,195,050	16,647,360
Total Liabilities and Equity		$69,726,918	$74,569,768

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$71,940	$94,721
Flight equipment held for operating leases and held for sale		2,810,778	3,411,087
Other assets		146,239	100,638

Accrued maintenance liability		$127,010	$132,996
Debt		1,016,745	1,113,876
Other liabilities		74,012	86,894
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2022, 2021 and 2020

		Year Ended December 31,
	Note	2022	2021	2020
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	21, 24	$5,981,812	$3,891,089	$3,761,611
Maintenance rents and other receipts		548,734	520,914	559,395
Total lease revenue		6,530,546	4,412,003	4,321,006
Net gain on sale of assets		228,930	89,428	89,618
Other income	23	254,074	722,574	83,005
Total Revenues and other income		7,013,550	5,224,005	4,493,629
Expenses
Depreciation and amortization	7, 9	2,389,807	1,737,925	1,645,373
Net charges related to Ukraine Conflict	5	2,665,651	—	—
Asset impairment	25	96,591	128,409	1,086,983
Interest expense		1,591,870	1,230,466	1,248,225
(Gain) loss on debt extinguishment	16	(2,041)	9,713	118,460
Leasing expenses		823,600	319,022	323,535
Selling, general and administrative expenses	19, 20, 22	399,530	317,888	242,161
Transaction and integration-related expenses	4	33,286	334,966	—
Total Expenses		7,998,294	4,078,389	4,664,737
(Loss) gain on investments at fair value		(17,676)	2,301	(143,510)
(Loss) income before income taxes and income of investments accounted for under the equity method		(1,002,420)	1,147,917	(314,618)
Income tax benefit (expense)	17	164,097	(162,537)	17,231
Equity in net earnings of investments accounted for under the equity method		117,165	24,051	2,464
Net (loss) income		$(721,158)	$1,009,431	$(294,923)
Net income attributable to non-controlling interest		(4,883)	(8,924)	(3,643)
Net (loss) income attributable to AerCap Holdings N.V.		$(726,041)	$1,000,507	$(298,566)

Basic (loss) earnings per share	27	$(3.02)	$6.83	$(2.34)
Diluted (loss) earnings per share	27	$(3.02)	$6.71	$(2.34)

Weighted average shares outstanding—basic		240,486,849	146,421,188	127,743,828
Weighted average shares outstanding—diluted		240,486,849	149,005,981	127,743,828

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Net (loss) income	$(721,158)	$1,009,431	$(294,923)
Other comprehensive income (loss):
Net gain (loss) on derivatives (Note 13), net of tax of $(22,686), $(11,679) and $8,402, respectively	158,800	81,751	(58,814)
Actuarial gain (loss) on pension obligations (Note 20), net of tax of $(4,108), $(1,327) and $348, respectively	28,761	9,285	(2,684)
Foreign currency translation adjustments	—	(15,286)	—
Total other comprehensive income (loss)	187,561	75,750	(61,498)

Comprehensive (loss) income	(533,597)	1,085,181	(356,421)
Comprehensive income attributable to non-controlling interest	(4,883)	(8,924)	(3,643)
Total comprehensive (loss) income attributable to AerCap Holdings N.V.	$(538,480)	$1,076,257	$(360,064)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Net (loss) income	$(721,158)	$1,009,431	$(294,923)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,389,807	1,737,925	1,645,373
Net charges related to Ukraine Conflict	2,922,350	—	—
Asset impairment	96,591	128,409	1,086,983
Amortization of debt issuance costs, debt discount, debt premium and lease premium	338,032	113,981	64,970
Amortization of fair value adjustments on debt	(4,790)	(16,977)	(47,279)
Maintenance rights write-off (a)	389,852	138,780	133,015
Maintenance liability release to income	(203,490)	(273,146)	(344,210)
Net gain on sale of assets	(228,930)	(89,428)	(89,618)
Deferred tax benefit	(9,586)	(5,905)	(20,882)
Share-based compensation	102,848	96,087	69,187
Collections of finance leases	630,427	124,325	68,128
Loss (gain) on investments at fair value	17,676	(2,301)	143,510
(Gain) loss on debt extinguishment	(2,041)	9,713	118,460
Transaction and integration-related expenses	—	186,474	—
Other	(157,143)	61,212	252,350
Changes in operating assets and liabilities:
Trade receivables	39,162	232,119	(128,188)
Other assets	113,374	112,790	(400,316)
Accounts payable, accrued expenses and other liabilities	(542,019)	130,333	(126,177)
Net cash provided by operating activities	5,170,962	3,693,822	2,130,383
Purchase of flight equipment	(3,480,074)	(1,703,395)	(778,547)
Proceeds from sale or disposal of assets	1,635,777	796,613	471,437
Prepayments on flight equipment	(391,498)	(86,386)	(405,178)
Acquisition of GECAS, net of cash acquired	—	(22,493,195)	—
Other	75,296	27,427	—
Net cash used in investing activities	(2,160,499)	(23,458,936)	(712,288)
Issuance of debt	467,996	26,496,660	10,946,333
Repayment of debt	(4,230,082)	(5,973,508)	(11,560,015)
Debt issuance and extinguishment costs paid, net of debt premium received	379	(422,260)	(253,806)
Maintenance payments received	779,824	448,516	345,699
Maintenance payments returned	(245,294)	(209,087)	(412,492)
Security deposits received	332,822	210,781	137,130
Security deposits returned	(245,084)	(290,758)	(297,469)
Dividend paid to non-controlling interest holders and others	(3,957)	(323)	(2,935)
Repurchase of shares and tax withholdings on share-based compensation	(17,419)	(76,220)	(127,777)
Net cash (used in) provided by financing activities	(3,160,815)	20,183,801	(1,225,332)
Net (decrease) increase in cash, cash equivalents and restricted cash	(150,352)	418,687	192,763
Effect of exchange rate changes	(7,631)	776	2,180
Cash, cash equivalents and restricted cash at beginning of period	1,914,753	1,495,290	1,300,347
Cash, cash equivalents and restricted cash at end of period	$1,756,770	$1,914,753	$1,495,290
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,565,163	$1,109,948	$1,196,467
Income taxes (refunded) paid, net	(567)	4,928	(3,862)

(a)Maintenance rights write-off consisted of the following:

End-of-lease ("EOL") and Maintenance Reserved ("MR") contract maintenance rights expense	$232,622	$7,048	$45,655
MR contract maintenance rights write-off offset by maintenance liability release	260,245	17,260	35,897
EOL contract maintenance rights write-off offset by EOL compensation received	191,478	114,472	51,463
EOL and MR contract maintenance rights write-off related to the Ukraine Conflict	(294,493)	—	—
Maintenance rights write-off	$389,852	$138,780	$133,015

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2022, 2021 and 2020
Non-Cash Investing and Financing Activities
Year ended December 31, 2022:
Flight equipment held for operating leases in the amount of $34.3 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $378.8 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $71.7 million was settled with buyers upon sale or disposal of assets.
Year ended December 31, 2021:
Flight equipment held for operating leases in the amount of $12.5 million, net, was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $397.6 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $20.4 million was settled with buyers upon sale or disposal of assets.
In November 2021, debt and shareholder’s equity increased by $1 billion and $6.6 billion respectively due to non-cash consideration in the GECAS Transaction. Refer to Note 4—GECAS Transaction for further details.
Year ended December 31, 2020:
Flight equipment held for operating leases in the amount of $46.6 million was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $83.5 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $95.0 million was settled with buyers upon sale or disposal of assets.
In May 2020, other assets and accounts payable, accrued expenses and other liabilities each increased by $185.7 million due to the Norwegian Air Shuttle ASA (“NAS”) recapitalization.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2022, 2021 and 2020

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
Dividends paid	—	—	—	—	—	—	—	(2,935)	(2,935)
Repurchase of shares	—	—	—	(117,302)	—	—	(117,302)	—	(117,302)
Share cancellation	(3,000,000)	(33)	(149,203)	149,236	—	—	—	—	—
Share-based compensation	—	—	69,187	—	—	—	69,187	—	69,187
Ordinary shares issued, net of tax withholdings	—	—	(51,321)	45,413	—	(10,562)	(16,470)	—	(16,470)
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	(25,778)	(25,778)	—	(25,778)
Total comprehensive income (loss)	—	—	—	—	(61,498)	(298,566)	(360,064)	3,643	(356,421)
Balance as of December 31, 2020	138,847,345	$1,721	$2,078,125	$(459,994)	$(155,085)	$7,399,703	$8,864,470	$68,016	$8,932,486
GECAS Transaction	111,500,000	1,303	6,581,657				6,582,960		6,582,960
Dividends paid	—	—	—	—	—	—	—	(323)	(323)
Repurchase of shares	—	—	—	(35,406)	—	—	(35,406)	—	(35,406)
Share-based compensation	—	—	96,087	—	—	—	96,087	—	96,087
Ordinary shares issued, net of tax withholdings	—	—	(233,175)	209,499	—	10,051	(13,625)	—	(13,625)
Total comprehensive income	—	—	—	—	75,750	1,000,507	1,076,257	8,924	1,085,181
Balance as of December 31, 2021	250,347,345	$3,024	$8,522,694	$(285,901)	$(79,335)	$8,410,261	$16,570,743	$76,617	$16,647,360
Dividends paid	—	—	—	—	—	—	—	(3,957)	(3,957)
Repurchase of shares	—	—	—	(1,458)	—	—	(1,458)	—	(1,458)
Share-based compensation	—	—	102,848	—	—	—	102,848	—	102,848
Ordinary shares issued, net of tax withholdings	—	—	(39,508)	32,660	—	(9,298)	(16,146)	—	(16,146)
Total comprehensive income (loss)	—	—	—	—	187,561	(726,041)	(538,480)	4,883	(533,597)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing with 2,194 aircraft owned, managed or on order, over 900 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $70 billion as of December 31, 2022. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S (“Airbus”) in Toulouse.
The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
GECAS Transaction
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from General Electric (“GE”) (the “GECAS Transaction”) on November 1, 2021 (the “Closing Date”). Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, approximately $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. In connection with the GECAS Transaction, GE appointed two members to join the Board of Directors of AerCap, bringing the number of directors serving on AerCap’s Board of Directors to 11. The GE shares were subject to a lock-up period which expired on February 1, 2023. GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights. Refer to Note 4—GECAS Transaction for further details.

2. Basis of presentation
General
Our Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
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
Risk and Uncertainties
In the normal course of business, we encounter several significant types of economic risk, including credit risk, market risk and risks associated with exposure to the aviation industry. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of financings due to changes in interest rate spreads or other market factors, including the value of collateral underlying financings. Risks associated with exposure to the aviation industry include the risk of a downturn in the commercial aviation industry, which could adversely impact lessee ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s flight equipment. The Covid-19 pandemic continues to pose a range of risks to our business. The emergence of new variants, developments in the public health situation, the reimposition or continuation of travel restrictions, and other pandemic-related complications could have a negative impact on our business. We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry. After a sustained period of relatively low inflation rates, current rates of inflation are above or near recent historical highs in the United States, the European Union, the United Kingdom, and other countries. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. Increased global inflation has contributed to rising interest rates, which may affect our lease revenues, our interest expense, the market value of our interest rate derivatives, and the market value of our flight equipment. We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated. The Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries has adversely affected and may continue to affect our business and financial condition, results and cash flows. Refer to Note 5—Net charges related to Ukraine Conflict for further details.

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
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, leasing transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

On an annual basis, we also perform an assessment of all assets older than five years and held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant input assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
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
Associated companies
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are accounted for using the equity method of accounting. Under the equity method of accounting, we recognize our share of earnings and losses based on our ownership percentage of such investments in equity in net earnings (losses) of investments accounted for under the equity method in our Consolidated Income Statements. The carrying amount of the equity method investment is included in Associated companies on our Consolidated Balance Sheets. Refer to Note 11—Associated companies for further details. Distributions received from equity method investees are classified using the cumulative earnings approach. Under this approach, distributions received are considered returns on investment and are classified as cash inflows from operating activities, unless the cumulative distributions received, less distributions received in prior periods that were determined to be returns of investment, exceed cumulative equity in earnings recognized. When such an excess occurs, the current-period distribution up to this excess is deemed to be a return of investment, and is classified as cash inflows from investing activities.
Other assets
Other assets consist of debt issuance costs, lease incentives, loans receivable, notes receivable, operating lease right-of-use (“ROU”) assets, derivative assets, other tangible fixed assets, straight-line rents, prepaid expenses, inventory, investments and other receivables.
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
Investments
Equity securities without readily determinable fair values are carried at cost less impairment. We account for our investments with readily determinable fair values at fair value with all changes in fair value recognized in our Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Income taxes
Income tax expense is comprised of both current and deferred taxes. We recognize income tax expense in our Consolidated Income Statements, our Consolidated Statements of Comprehensive Income, and in our Consolidated Statements of Equity to the extent that it relates to items recognized directly in equity. We recognize the benefit of tax positions only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We release tax effects from AOCI using a separate identification approach. We recognize interest and penalties related to underpayment of income taxes in income tax benefit (expense) in our Consolidated Income Statements and as a liability in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets.
Deferred tax assets and liabilities
We recognize deferred taxes resulting from temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to losses carried forward or deductible temporary differences are reduced by a valuation allowance to the amount that is more likely than not to be realized.
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
Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives and our investments at fair value on a recurring basis and measure the fair value of flight equipment, goodwill and definite-lived intangible assets on a non-recurring basis. Refer to Note 31—Fair value measurements. Assets acquired and liabilities assumed as part of the GECAS Transaction were measured at their fair values on the acquisition date. Refer to Note 4—GECAS Transaction.
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
Total loss write-offs
Total loss write-offs result from the loss of an asset because of an unforeseen event (for example, an airplane crash incident, physical loss by wrongful deprivation, asset seizure, or other loss event). These events may be insured through the lessee’s insurance policies where we are named as the insured, and under our own insurance policies where the lessee’s insurance policy fails to indemnify us. We recognize an insurance receivable to the extent we have a claim from a loss from a total loss write-off event and the likelihood of recovering such loss or portion of the loss is probable at the balance sheet date.
We recognize insurance proceeds in excess of the loss recognized when all contingencies are resolved, which generally occurs when we receive a non-refundable cash payment from the insurers, or when we execute a binding settlement agreement with the insurers where a non-refundable payment will be made.
Unusual or infrequently occurring events or transactions
A material event or transaction that we consider to be unusual in nature or that is expected to occur infrequently, or both, is reported separately in our Consolidated Income Statements, gross of income taxes.

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
Foreign currency
Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time of the transaction. Receivables or payables denominated in foreign currencies are remeasured into U.S. dollars at the exchange rate prevailing at the balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements. Foreign currency exchange gains or losses on our investments at fair value are recorded in gain (loss) on investments at fair value in our Consolidated Income Statements.
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
Accounting standards adopted during the year ended December 31, 2022
Reference Rate Reform
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. During the fourth quarter of 2022, we adopted ASC 848 (effective October 1, 2022). The adoption has not and is not expected to have a material impact on our financial statements.
We have certain debt instruments, derivative contracts, and leases that reference LIBOR. LIBOR is a benchmark interest rate calculated based on information contributed by a panel of large international banks. LIBOR’s administrator announced in March 2021 that it intends to stop publishing the Overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR settings after June 30, 2023. In anticipation of that cessation, we commenced the transition of our LIBOR based instruments, contracts and leases to Secured Overnight Financing Rate (“SOFR”) in October 2022 and expect to conclude the transition by June 2023.
Topic 848 provides several optional expedients that permit an entity to not apply otherwise applicable U.S. GAAP to contracts or transactions modified or otherwise affected due to reference rate reform, provided the conditions for the respective expedients are met. Before we commenced the transition of these instruments, contracts and leases to reference SOFR instead of LIBOR, we applied optional expedients under Topic 848. When we modified those agreements, we applied optional expedients that allowed us to (a) account for the contract modifications as continuations of the existing contracts without further accounting assessment that might otherwise be required and (b) continue cash flow hedging relationships without dedesignation when changes are made to hedge documentation, contractual terms of the hedging instrument or forecasted transaction, hedged risk, and effectiveness assessment method.
As of December 31, 2022, we had $3.2 billion of floating rate debt outstanding linked to a SOFR index, and $5.1 billion of floating rate debt outstanding linked to either one-month, three-month or six-month USD LIBOR. As of December 31, 2022, we had $1.7 billion notional amount of floating rate derivatives outstanding linked to a SOFR index and $3.7 billion notional amount of floating rate derivatives outstanding linked to either one-month, three-month or six-month USD LIBOR. All floating rate debt and derivatives outstanding linked to a LIBOR index are due to be transitioned to a SOFR index by, or mature before, June 30, 2023.
In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the optional expedients in Topic 848. The adoption of ASU 2022-06, which was effective upon issuance, did not have a material effect on the Company’s consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Recent accounting standards adopted during the year ended December 31, 2020:
Allowance for credit losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (“ASC 326”). ASC 326 replaced the incurred loss methodology with an expected loss methodology referred to as the current expected credit loss (“CECL”) methodology. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for most financial assets measured at amortized cost and certain other instruments, including loan and other receivables and investment in finance and sales-type leases, net. Our investment in finance and sales-type leases, net and notes receivable are the primary financial assets within the scope of ASC 326. Our trade receivables related to aircraft operating leases are not within the scope of ASC 326.
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
In connection with the GECAS Transaction, on October 29, 2021, AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Designated Activity Company (“AICDC”) co-issued an aggregate principal amount of $21 billion of senior unsecured notes (the “GECAS Acquisition Notes”). The proceeds from the issuance of the GECAS Acquisition Notes were used to fund a portion of the cash consideration to be paid in the GECAS Transaction, and to pay related fees and expenses, with any excess proceeds to be used for general corporate purposes. On November 1, 2021, AerCap Trust and AICDC also co-issued an aggregate principal amount of $1 billion of 1.90% senior unsecured notes due 2025 to a subsidiary of GE in connection with the closing of the GECAS Transaction. Refer to Note 16—Debt.
Immediately following the completion of the GECAS Transaction, GE held approximately 46% of our issued and outstanding ordinary shares. The GE shares were subject to a lock-up period which expired on February 1, 2023. GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.
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

(a)    Included $2.8 billion maintenance rights asset and $1.2 billion lease premium asset, net.
(b)    The fair value of the assets acquired included current trade receivables of $245 million. The gross amount due under the contracts was $463 million.

AerCap reported transaction and integration-related expenses related to the GECAS Transaction as provided in the table below. These expenses are included in transaction and integration-related expenses in our Consolidated Income Statement.

	Year Ended December 31,
	2022	2021
Professional fees and other expenses	$22,247	$105,417
Severance and other compensation expenses	11,039	43,075
Banking fees	—	186,474
	$33,286	$334,966
The acquired GECAS business contributed total revenues and other income of $0.4 billion and net income of $49 million to AerCap for the period beginning November 1, 2021 and ended December 31, 2021.

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
5. Net charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. These sanctions include prohibitions regarding the supply of aircraft and aircraft components to Russian persons or for use in Russia (the “Sanctions”).
At the time of Russia’s launch of the Ukraine Conflict, we had 135 owned aircraft on lease to Russian airlines, as well as 14 owned engines on lease to Russian airlines, which represented approximately 5% of AerCap’s fleet by net book value as of December 31, 2021. Basic lease rents from our owned aircraft and engines leased to Russian airlines were approximately $33 million for the month of December 2021. We had no helicopters on lease to Russian customers. We have sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia. As of December 31, 2022, we had recovered 22 of our 135 owned aircraft and three of our 14 owned engines outside of Russia. While we continue to hold title to the aircraft that remain in Russia, we have concluded that it is not likely we will regain possession of these assets.
In addition, at the time of Russia’s launch of the Ukraine Conflict, we had seven owned aircraft on lease to Ukrainian airlines. As of December 31, 2022, five of these aircraft were in temporary storage outside of Ukraine. As of December 31, 2022, the remaining two aircraft are grounded in Ukraine, but the exact status of these aircraft remains difficult to ascertain.
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations have resulted in reduced revenues and operating cash flows.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together represent an unusual and infrequent event and therefore the related net charges are classified separately on our Consolidated Income Statements. During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines. The impairments recognized with respect to assets recovered from Russian and Ukrainian airlines were based on the expected commercial strategy and corresponding cash flow estimates for each asset.

Year ended
December 31, 2022
(U.S. Dollars in millions)
Write-offs and impairments of flight equipment (a)	$3,160
Derecognition of lease-related assets and liabilities	(237)
Letters of credit receipts	(257)
Net charges related to Ukraine Conflict	$2,666

(a)    Includes $2.9 billion and $295 million of write-offs and impairments of flight equipment, respectively.
We had letters of credit related to our aircraft and engines leased to Russian airlines as of February 24, 2022 of approximately $260 million, all confirmed by financial institutions in Western Europe. We presented requests for payment to all of these institutions. As of December 31, 2022, we had received payments of $257 million related to these letters of credit.
Our lessees are required to provide insurance coverage with respect to leased aircraft and we are named as insureds under those policies in the event of a total loss of an aircraft or engine. We also purchase contingent and possessed insurance (“C&P Policy”) which provides us with coverage when our flight equipment is not subject to a lease or where a lessee’s policy fails to indemnify us. In March 2022, we submitted an insurance claim for approximately $3.5 billion under our C&P Policy with respect to all aircraft and engines remaining in Russia. In June 2022, we commenced legal proceedings in London, England to recover up to $3.5 billion in connection with our previously submitted claim under the C&P Policy. Refer to Note 30—Commitments and Contingencies for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
5. Net charges related to Ukraine Conflict (Continued)

In parallel, during the year ended December 31, 2022, we submitted claims as an additional insured under the Russian airlines’ insurance policies. Our efforts to recover from the airlines’ Russian insurers and their reinsurers continue. The collection, timing and amount of any potential recoveries under our C&P Policy and under the airlines’ insurance and reinsurance policies are uncertain. We have not recognized any claim receivables in respect of our claims under our C&P Policy and under the Russian airlines’ insurance and reinsurance policies as of December 31, 2022.
In November 2022, we submitted an insurance claim under a Ukrainian airline’s insurance and reinsurance policies for approximately $97 million for the loss of one aircraft which remains in Ukraine. In January 2023, we submitted an insurance claim under our C&P Policy for the same aircraft and also submitted an insurance claim under our C&P policy for our second aircraft which remains in Ukraine. The value of the two claims under our C&P Policy for the two aircraft which remain in Ukraine is approximately $100 million We intend to continue to vigorously pursue all insurance claims in respect of the two aircraft which remain in Ukraine. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of December 31, 2022.
6. Cash, cash equivalents and restricted cash
Our restricted cash balance was $159.6 million and $186.0 million as of December 31, 2022 and 2021, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 16—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Cash and cash equivalents	$1,597,147	$1,728,794
Restricted cash	159,623	185,959
Total cash, cash equivalents and restricted cash	$1,756,770	$1,914,753
7. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
	2022	2021
Net book value at beginning of period	$57,825,056	$35,156,450
GECAS Transaction	—	23,108,835
Additions	4,587,387	2,368,677
Depreciation	(2,359,868)	(1,712,991)
Disposals and transfers to held for sale	(1,540,728)	(955,028)
Transfers from/to investment in finance leases, net/inventory	(34,321)	(12,478)
Write-offs and impairment (Note 5 and 25)	(3,256,717)	(128,409)
Net book value at end of period	$55,220,809	$57,825,056

Accumulated depreciation and impairment as of December 31, 2022 and 2021, respectively:	$(12,448,619)	$(11,201,741)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Investment in finance leases, net
Components of investment in finance leases, net as of December 31, 2022 and 2021 were as follows:

	As of December 31,
	2022	2021
Future minimum lease payments to be received, net	$1,299,724	$1,275,379
Estimated residual values of leased flight equipment	630,538	1,131,419
Less: Unearned income	(551,165)	(406,286)
Less: Allowance for credit losses (Note 26)	(23,025)	(71,292)
	$1,356,072	$1,929,220
Investment in finance leases consists of direct financing leases, leveraged leases and sales-type leases of flight equipment and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related unearned income. The Company has no general obligation for principal and interest on notes or other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable in the table above.
Our share of net lease payments on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment. For federal income tax purposes, we are entitled to deduct the interest expense accruing on non-recourse financings related to leveraged leases.
As of December 31, 2022, the cash flows receivable, including the estimated residual value at lease termination, from finance, sales-type and leveraged leases were as follows:

Cash flows receivable
2023	$326,616
2024	357,425
2025	220,076
2026	171,426
2027	130,151
Thereafter	724,568
Undiscounted cash flows receivable	$1,930,262
Less: Unearned income	(551,165)
Less: Allowance for credit losses	(23,025)
$1,356,072
During the years ended December 31, 2022 and 2021, we recognized interest income from investment in finance leases, net of $130.1 million and $61.3 million, respectively, included in basic lease rents.

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
As of December 31, 2022, flight equipment with a total net book value of $292.8 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $67 million will be assumed by the buyers of these assets upon consummation of the individual sale transactions.
As of December 31, 2021, flight equipment with a total net book value of $304.4 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $16 million was assumed by the buyers of these assets upon consummation of the individual sale transactions. During the first and second quarter of 2022, the sales of the flight equipment held for sale as of December 31, 2021 closed.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Maintenance rights	$2,540,286	$3,292,007
Lease premium, net	824,167	1,152,513
	$3,364,453	$4,444,520
Movements in maintenance rights during the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
	2022	2021
Maintenance rights at beginning of period	$3,292,007	$642,825
GECAS Transaction	—	2,790,324
EOL and MR contract maintenance rights expense (a)	(232,622)	(7,048)
MR contract maintenance rights write-off due to maintenance liability release (a)	(260,245)	(17,260)
EOL contract maintenance rights write-off due to cash receipt	(191,478)	(114,472)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(67,376)	(2,362)
Maintenance rights at end of period	$2,540,286	$3,292,007

(a)    EOL and MR contract maintenance rights expense and MR contract maintenance rights write-off offset by maintenance liability release for the year ended December 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 5—Net charges related to Ukraine Conflict for further details.
The following tables present details of lease premium assets and related accumulated amortization as of December 31, 2022:

	As of December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,044,915	$(220,748)	$824,167

	As of December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,216,541	$(64,028)	$1,152,513

Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above. The weighted average amortization period remaining for lease premium is 5.8 years.
During the years ended December 31, 2022 and 2021, we recorded amortization expense for lease premium assets of $223.8 million and $48.2 million respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Intangibles (Continued)

As of December 31, 2022, the estimated future amortization expense for lease premium assets was as follows:

Estimated amortization expense
2023	$180,299
2024	168,306
2025	126,742
2026	107,247
2027	89,156
Thereafter	152,417
$824,167

Other intangibles
Other intangibles consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Customer relationships, net	$177,235	$198,412
Other intangible assets	7,975	10,467
	$185,210	$208,879
The following tables present details of customer relationships and related accumulated amortization as of December 31, 2022 and 2021:

	As of December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(182,765)	$177,235

	As of December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(161,588)	$198,412
During the years ended December 31, 2022, 2021 and 2020, we recorded annual amortization expense for customer relationships of $21.2 million. The weighted average amortization period remaining for customer relationships is 8.4 years.
As of December 31, 2022, the estimated future amortization expense for customer relationships for the next five years is $21.2 million per year and $71.4 million in aggregate for the years thereafter.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Associated companies
As of December 31, 2022 and 2021, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of December 31, 2022	As of December 31,
		2022	2021
Shannon Engine Support Ltd (“SES”)	50.0	$634,701	530,815
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	88,240	81,336
Other	5.7-39.3	88,278	92,936
		$811,219	$705,087
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $63 million and $62 million as of December 31, 2022 and 2021, respectively.
12. Other assets
Other assets consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Straight-line rents, prepaid expenses and other	$715,751	$452,259
Notes receivable, net of allowance for credit losses (a) (b)	486,223	616,883
Loans receivable, net of allowance for credit losses (c)	351,357	403,378
Derivative assets (Note 13)	211,993	16,909
Lease incentives	163,683	158,417
Operating lease right of use assets, net (Note 18)	81,952	95,814
Investments	62,519	45,254
Inventory	55,868	48,584
Other receivables, net (d)	461,093	510,519
	$2,590,439	$2,348,017

(a)Notes receivable, net of allowance for credit losses as of December 31, 2022 and 2021 included $459 million and $587 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of December 31, 2022 and 2021 also included $27 million and $30 million, respectively, related to aircraft sale and other transactions.
(b)As of December 31, 2022 and December 31, 2021, we had a $111 million and $41 million, respectively, allowance for credit losses on notes receivable. Refer to Note 26—Allowance for credit losses for further details.
(c)As of December 31, 2022, and 2021, we had a $4 million and $5 million, respectively, allowance for credit losses on loans receivable. Refer to Note 26—Allowance for credit losses for further details. During the years ended December 31, 2022 and 2021, we recognized interest income from loans receivable, net of allowance for credit losses of $26 million and $4 million, respectively, included in other income.
(d)Other receivables as of December 31, 2021 included $66 million receivable from GE. Refer to Note 29—Related party transactions.

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
As of December 31, 2022, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR or Term SOFR, as applicable.
During 2022, we transitioned a number of our longer-dated derivative instruments from LIBOR to Term SOFR. We applied an optional expedient under ASC 848 that allowed us to account for the contract modifications as a continuation of the existing contract without further analysis, and to continue cash flow hedging relationships without dedesignation.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2022 and 2021, we had cash collateral of $4.6 million and $0.3 million, respectively, from various counterparties and the obligation to return this collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2022 or 2021.
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
The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2022 and 2021:

	As of December 31,
	2022		2021
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate caps	$1,727,500	$76,639	$2,703,500	$14,203
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$2,516,000	$74,292	$—	$—
Interest rate caps	1,125,000	61,062	475,000	2,706
Total derivative assets		$211,993		$16,909

(a)The notional amount is excluded for caps and swaps which are not yet effective.

	As of December 31,
	2022		2021
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$500,000	$6,627
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$2,616,000	$64,570
Total derivative liabilities		$—		$71,197

(a)The notional amount is excluded for swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Derivative financial instruments (Continued)

We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$138,589	$87,800	$(62,967)
Interest rate caps	38,120	2,193	(5,846)
Derivative premium and amortization	4,777	3,437	1,597
Income tax effect	(22,686)	(11,679)	8,402
Net gain (loss) on derivatives, net of tax	$158,800	$81,751	$(58,814)
We expect to reclassify approximately $68 million from AOCI as a reduction in interest expense in our Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$69,336	$19,718	$(14,369)
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	17,909	(76,682)	(53,539)
Gain (loss) recognized in interest expense	$87,245	$(56,964)	$(67,908)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Deferred revenue	$547,662	$510,715
Accounts payable and accrued expenses	475,166	850,215
Accrued interest	336,910	352,374
Operating lease liabilities (Note 18)	135,215	173,595
Derivative liabilities (Note 13)	—	71,197
	$1,494,953	$1,958,096
15. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
	2022	2021
Accrued maintenance liability at beginning of period	$2,900,651	$1,750,395
GECAS Transaction	—	1,234,857
Maintenance payments received	779,824	448,516
Maintenance payments returned	(245,294)	(209,087)
Release to income upon sale	(71,668)	(20,428)
Release to income other than upon sale (a)	(770,492)	(273,146)
Lessor contribution, top ups and other (a)	(89,819)	(30,456)
Accrued maintenance liability at end of period	$2,503,202	$2,900,651

(a)Accrued maintenance liability released to income other than upon sale and lessor contribution, top-ups and other for the year ended December 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 5—Net charges related to Ukraine Conflict for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Debt
As of December 31, 2022, the principal amount of our outstanding indebtedness totaled $46.8 billion, which excluded debt issuance costs, debt discounts and debt premium of $269 million, and our undrawn lines of credit were $10.7 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2022, we remained in compliance with the financial covenants across our various debt agreements.
The following table provides a summary of our indebtedness as of December 31, 2022 and 2021:

	As of December 31,
	2022							2021
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding		Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust & AICDC Notes		$32,700,000	$—	$32,700,000		3.04%	2041	$34,167,202
Revolving credit facilities (b)		9,034,000	9,034,000	—		—	2025	—
ILFC Legacy Notes		—	—	—	0	—	—	1,034,274
Other unsecured debt		2,010,500	—	2,010,500		5.68%	2026	1,874,000
Fair value adjustment		—	—	—				4,210
TOTAL UNSECURED		$43,744,500	$9,034,000	$34,710,500				$37,079,686
Secured
Export credit facilities (c)	40	1,058,269	—	1,058,269		2.14%	2033	1,276,557
Institutional secured term loans & secured portfolio loans	264	7,499,339	—	7,499,339		5.44%	2032	8,428,534
AerFunding Revolving Credit Facility	26	2,075,000	1,357,442	717,558		6.33%	2027	783,488
Other secured debt (d)	18	830,847	293,615	537,232		5.38%	2039	700,842
Fair value adjustment		—	—	1,778				2,361
TOTAL SECURED		$11,463,455	$1,651,057	$9,814,176				$11,191,782
Subordinated
Subordinated notes		2,250,000	—	2,250,000		6.24%	2079	2,250,000
Subordinated debt issued by VIEs		27,219	—	27,219		—	2026	27,219
Fair value adjustment		—	—	(212)				(215)
TOTAL SUBORDINATED		$2,277,219	$—	$2,277,007				$2,277,004
Debt issuance costs, debt discounts and debt premium				(268,723)				(343,794)
	348	$57,485,174	$10,685,057	$46,532,960				$50,204,678

(a)The weighted average interest rate for our floating rate debt of $9.3 billion is calculated based on the applicable U.S. dollar LIBOR or SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”)
(c)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(d)In addition to the 18 aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Debt (Continued)
As of December 31, 2022, all debt was issued or guaranteed by AerCap with the exception of the AerFunding Revolving Credit Facility and the Glide Funding term loan facility.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2022 were as follows:

Maturities of debt financing (a)
2023	$6,162,330
2024	8,343,844
2025	5,832,335
2026	7,542,036
2027	2,669,525
Thereafter	16,250,047
$46,800,117

(a)For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Contractual obligations.”

During the years ended December 31, 2022, 2021 and 2020, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $82.4 million, $65.8 million and $57.2 million, respectively.
AerCap Trust & AICDC Notes
From time to time, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2022:

Maturities of AGAT/AICDC Notes
2023	$4,100,000
2024	6,800,000
2025	3,650,000
2026	5,250,000
2027	1,600,000
Thereafter	11,300,000
$32,700,000
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 0.68% to 6.50%.
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
On May 25, 2022, AerCap Trust and AICDC completed the redemption of all $500 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2022.
GECAS Acquisition Notes
AerCap Trust and AICDC co-issued an aggregate principal amount of $21 billion of senior unsecured notes (the “GECAS Acquisition Notes”) in connection with the GECAS Transaction on October 29, 2021. The GECAS Acquisition Notes consist of $1.75 billion aggregate principal amount of 1.15% Senior Notes due 2023, $3.25 billion aggregate principal amount of 1.65% Senior Notes due 2024, $1.0 billion aggregate principal amount of 1.75% Senior Notes due 2024, $3.75 billion aggregate principal amount of 2.45% Senior Notes due 2026, $3.75 billion aggregate principal amount of 3.0% Senior Notes due 2028, $4.0 billion aggregate principal amount of 3.3% Senior Notes due 2032, $1.5 billion aggregate principal amount of 3.4% Senior Notes due 2033, $1.5 billion aggregate principal amount of 3.85% Senior Notes due 2041 and $500 million aggregate principal amount of Floating Rate Senior Notes due 2023. The GECAS Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain other AerCap subsidiaries. The proceeds from the issuance of the GECAS Acquisition Notes were used to fund a portion of the cash consideration paid in the GECAS Transaction, and to pay related fees and expenses, with any excess proceeds used for general corporate purposes.
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
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”). In October 2019, AICDC amended the Citi Revolver I, increased the size to $4 billion (with an option for AerCap to increase the size by an additional $0.5 billion) and extended the maturity to February 2024. In February 2023, AICDC amended and extended the Citi Revolver I, extending its maturity to February 2027.
On March 30, 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit agreement (the “Citi Revolver II”) with a syndicate of lenders and Citibank N.A., as administrative agent, and a maturity of September 30, 2025. On March 30, 2021, the Citi Revolver I was amended such that the terms of both the Citi Revolver I and the Citi Revolver II are the same (the “Citi Revolvers”). In February 2023, the terms of the Citi Revolvers were amended to replace LIBOR with Term SOFR as the relevant reference rate.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Debt (Continued)
Export credit facilities
The principal amounts under the export credit facilities amortize over ten- to 12-year terms. The export credit facilities require that Special Purpose Entities (“SPEs”) controlled by the respective borrowers hold legal title to the financed flight equipment. Obligations under the export credit facilities are secured by, among other things, a pledge of the shares of the SPEs.
The obligations under the export credit facilities are guaranteed by AerCap Holdings N.V. and/or certain of its subsidiaries, as well as various export credit agencies.
Institutional secured term loans and secured portfolio loans
The following table provides details regarding the terms of our outstanding institutional secured term loans and secured portfolio loans:

	As of December 31,
	2022				2021
	Collateral (Number of aircraft) (a)	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
Institutional secured term loans
Setanta	78	$2,000,000	6.73%	2028	$2,000,000
Hyperion	71	1,050,000	6.48%	2023	1,050,000
Secured portfolio loans
Celtago & Celtago II	24	731,480	4.14%	2027	869,550
Cesium	15	658,580	5.27%	2025	726,398
Goldfish	13	560,084	6.13%	2025	616,649
Scandium	10	517,577	5.31%	2025	573,770
Rhodium	11	459,599	4.27%	2026	506,202
Other secured facilities	42	1,522,019	3.85%	2024-2032	2,085,965
	264	$7,499,339			$8,428,534

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
16. Debt (Continued)
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
During the fourth quarter of 2022, the terms of the Celtago and Cesium facilities were amended to replace LIBOR with Term SOFR as the relevant reference rate. The margin on these facilities remains unchanged, and the maturity on the Celtago facility has been extended to December 2027. The terms of the Scandium, Rhodium and Celtago II facilities were also amended to replace LIBOR with Term SOFR as the relevant reference rate. These amendments will become effective during the first quarter of 2023. We applied an optional expedient under ASC 848 that allowed us to account for the contract modifications as a continuation of the existing contract without further analysis.
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
In March 2022, AerFunding amended this facility, extending the revolving period to September 2024, following which there is a 30-month term-out period. The final maturity date of the AerFunding Revolving Credit Facility is March 2027.
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
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2022:

	As of December 31,
	2022			2021
	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
ECAPS Subordinated Notes (a)	$1,000,000	6.39%	2065	$1,000,000
2045 Subordinated Notes	500,000	6.50%	2045	500,000
2079 Subordinated Notes	750,000	5.88%	2079	750,000
	$2,250,000			$2,250,000

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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.5% and, beginning in June 2025, will bear interest at the three-month benchmark rate plus 4.3%.
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
The 2079 Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuer’s and the guarantors’ future equally ranking junior subordinated obligations, if any, and are subordinate and junior in right of payment to all of the issuer’s and the guarantors’ present and future creditors (i) who are unsubordinated creditors, (ii) who are subordinated only to the claims of unsubordinated creditors, or (iii) who are subordinated creditors except those whose claims rank equally with or junior to the 2079 Junior Subordinated Notes. As of December 31, 2022, the 2079 Junior Subordinated Notes rank senior only to the issuer’s and the guarantors’ common and preferred stock.
Subordinated debt issued by VIEs
AerCap holds subordinated loan notes issued by certain VIEs. The subordinated debt held by AerCap is eliminated in consolidation of the VIEs.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Income taxes
Our subsidiaries are subject to income taxation in a number of tax jurisdictions, principally Ireland and the United States.
Loss before income taxes and income of investments accounted for under the equity method for 2022 includes a loss of $1.1 billion relating to Ireland. Income before income taxes and income of investments accounted for under the equity method for 2021 includes $1.1 billion relating to Ireland.
The following table presents our income tax (benefit) expense by significant tax jurisdiction for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Deferred tax (benefit) expense, excluding the net change in valuation allowance
Ireland	$25,648	$(26,968)	$(31,387)
United States	10,111	7,566	6,180
Other	(13,229)	2,076	(707)
	22,530	(17,326)	(25,914)
Deferred tax (benefit) expense related to the net change in valuation allowance
Ireland	5,621	3,128	1,882
United States	(24,669)	109	12,085
Other	(13,068)	8,184	(8,935)
	(32,116)	11,421	5,032
Current tax (benefit) expense
Ireland	(159,730)	160,866	—
United States	1,617	1,198	3,016
Other	3,602	6,378	635
	(154,511)	168,442	3,651
Income tax (benefit) expense	$(164,097)	$162,537	$(17,231)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Income taxes (Continued)

The following table provides a reconciliation of the income tax (benefit) expense at the domestic statutory income tax rate in Ireland, where the Company is tax resident, to income tax (benefit) expense for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022		2021		2020
Income tax (benefit) expense at statutory income tax rate of 12.5%	$(125,303)		$143,490		$(39,327)

Permanent differences and other items	(14,450)	(a)	14,133	(b)	22,486	(c)
Foreign income tax rate differential	(24,344)		4,914		(390)
	(38,794)		19,047		22,096
Income tax (benefit) expense	$(164,097)		$162,537		$(17,231)

(a)The 2022 permanent differences and other items included the following tax-effected amounts: a valuation allowance change in respect of Irish, U.S. and certain other jurisdictions’ deferred tax assets of $14.9 million (excluding the foreign tax rate differential) and other items of $0.4 million.
(b)The 2021 permanent differences and other items included the following tax-effected amounts: non-deductible expenses of $19.1 million, non-taxable income of $18.9 million, a valuation allowance change in respect of U.S., Dutch and Irish tax losses of $6.5 million and other items of $7.4 million.
(c)The 2020 permanent differences included non-deductible goodwill impairment, non-deductible interest, non-deductible share-based compensation in Ireland, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.

The following tables present our foreign income tax rate differential by significant tax jurisdiction for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022
	(Loss) income before income taxes	Local statutory income tax rate (a)	Variance to Irish statutory income tax rate of 12.5%	Foreign income tax rate differential (b)
Tax jurisdiction
Ireland	$(935,044)	12.5%	—	$—
United States	(61,625)	21.0%	8.5%	(5,238)
Other	(121,432)	28.2%	15.7%	(19,106)
Taxable loss adjusted for temporary differences	$(1,118,101)			$(24,344)
Permanent differences (c)	115,681
Loss before income taxes and income of investments accounted for under the equity method	$(1,002,420)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Income taxes (Continued)

	Year Ended December 31, 2021
	Income (loss) before income taxes	Local statutory income tax rate (a)	Variance to Irish statutory income tax rate of 12.5%	Foreign income tax rate differential (b)
Tax jurisdiction
Ireland	$1,201,968	12.5%	—	$—
United States	42,253	21.0%	8.5%	3,592
Other	22,274	18.4%	5.9%	1,322
Taxable income adjusted for temporary differences	$1,266,495			$4,914
Permanent differences (d)	(118,578)
Income before income taxes and income of investments accounted for under the equity method	$1,147,917

	Year Ended December 31, 2020
	Pre-tax income (loss)	Local statutory tax rate (a)	Variance to Irish statutory tax rate of 12.5%	Tax variance as a result of global activities (b)
Tax jurisdiction
Ireland	$(160,739)	12.5%	—	$—
United States	101,339	21.0%	8.5%	8,614
Other	(75,332)	24.5%	12.0%	(9,004)
Taxable loss	$(134,732)			$(390)
Permanent differences (e)	(179,886)
Loss before income taxes and income of investments accounted for under the equity method	$(314,618)

(a)The local statutory income tax rate for the other jurisdictions is a weighted average that considers jurisdictions with positive and negative (loss) income before taxes.
(b)The foreign income tax rate differential is primarily caused by our operations in countries with a higher or lower statutory income tax rate than the statutory income tax rate in Ireland.
(c)The 2022 permanent differences included other permanent differences of $3.7 million.
(d)The 2021 permanent differences included non-deductible expenses of $152.8 million, non-taxable income of $151.2 million and other permanent differences of $116.9 million.
(e)The 2020 permanent differences included non-deductible goodwill impairment, non-deductible interest, non-deductible share-based compensation in Ireland, and a valuation allowance change in respect of U.S., Dutch and Irish tax losses.
The calculation of income for income tax purposes differs significantly from financial statement income. Deferred tax is provided to reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions. Operating loss carryforwards and accelerated tax depreciation on flight equipment held for operating leases give rise to our most significant temporary differences.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Income taxes (Continued)

The following tables provide details regarding the principal components of our deferred tax liabilities and assets by significant jurisdiction as of December 31, 2022 and 2021:

	As of December 31, 2022
	Ireland	United States	Other	Total
Flight equipment	$(3,315,574)	$(47,505)	$(4,290)	$(3,367,369)
Intangibles	(295,480)	17,268	1	(278,211)
Accrued maintenance liability	(11,451)	1,179	1,432	(8,840)
Associated companies	—	(3,973)	—	(3,973)
Deferred losses on sale of assets	—	13,509	—	13,509
Valuation allowance	(16,285)	(87,509)	(16,167)	(119,961)
Operating loss and tax credit carryforwards	1,828,473	140,970	33,449	2,002,892
Other	(222,308)	109	388	(221,811)
Net deferred tax (liabilities) assets	$(2,032,625)	$34,048	$14,813	$(1,983,764)

	As of December 31, 2021
	Ireland	United States	Other	Total
Flight equipment	$(3,091,396)	$214,404	$(7,103)	$(2,884,095)
Intangibles	(390,846)	(7,092)	—	(397,938)
Accrued maintenance liability	(20,286)	292	—	(19,994)
Obligations under capital leases and debt obligations	(2,079)	(178,299)	—	(180,378)
Associated companies	—	(10,507)	—	(10,507)
Deferred losses on sale of assets	—	17,079	—	17,079
Valuation allowance	(10,664)	(112,177)	(29,236)	(152,077)
Operating loss and tax credit carryforwards	1,726,510	87,199	27,314	1,841,023
Other	(185,787)	9,863	(848)	(176,772)
Net deferred tax (liabilities) assets	$(1,974,548)	$20,762	$(9,873)	$(1,963,659)
The net deferred tax liabilities as of December 31, 2022 of $2.0 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $210.3 million (consisting of deferred tax assets of $330.2 million less valuation allowances of $120.0 million) and as deferred tax liabilities of $2.2 billion.
The net deferred tax liabilities as of December 31, 2021 of $2.0 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $121.6 million (consisting of deferred tax assets of $273.7 million less valuation allowances of $152.1 million) and as deferred tax liabilities of $2.1 billion.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Income taxes (Continued)

The following table presents the movements in the valuation allowance for deferred tax assets during the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Valuation allowance at beginning of period	$152,077	$79,393
GECAS Transaction	—	61,263
(Decrease) Increase of allowance included in income tax expense	(32,116)	11,421
Valuation allowance at end of period	$119,961	$152,077
The Company has assessed, on a jurisdictional basis, the realization of its deferred tax assets, including the ability to carry back net operating losses, the existence of taxable temporary differences, the availability of tax planning strategies and available sources of future taxable income. The Company has concluded that based on cumulative taxable income and future taxable income that it will be able to realize a benefit for its deferred tax assets in certain jurisdictions. In addition, the Company has concluded that a valuation allowance on its deferred tax assets in Ireland, the U.S. and certain other jurisdictions continues to be appropriate considering income projections and uncertainty with respect to future taxable income.
During the year ended December 31, 2022, the Company released a net valuation allowance of $32.1 million as an income tax benefit, made up of gross decreases of $37.9 million and gross increases of $5.8 million. The Company determined that the positive evidence outweighed the negative evidence, resulting in the valuation allowance release. It is possible that within the next 12 months there may be sufficient positive evidence to release a portion of the remaining valuation allowance. Release of a portion of the remaining valuation allowance would result in a benefit to income tax expense for the period the release is recorded, which could have an impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment, as well as prospective earnings in Ireland, the United States and certain other foreign entities and jurisdictions
As of December 31, 2022 and 2021, we had $31.8 million and $37.5 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2022, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our major tax jurisdictions are Ireland and the United States. Our tax returns are open for examination in Ireland from 2018 forward and in the United States from 2018 forward.
Global Tax Reform
On October 8, 2021, 136 countries, including Ireland, approved a statement, known as the OECD BEPS Inclusive Framework (“IF”), providing a framework for BEPS 2.0, which builds upon the Blueprints. The IF and revised Pillar Two Blueprint include a global minimum effective tax rate of 15% for groups with a global turnover in excess of €750 million, subject to certain exclusions. The OECD published detailed rules to assist in the implementation of the Pillar 2 rules involving 137 countries on December 20, 2021, and again on March 14, 2022. These detailed rules should allow some countries to introduce the Pillar 2 rules into domestic legislation during the course of 2023. On December 22, 2021, the European Commission published a proposed EU Directive to incorporate the Pillar 2 tax rules into EU law, and has also issued further publications since that date. On December 12, 2022, the EU council unanimously agreed to adopt this Directive giving EU countries until December 31, 2023 to transpose the Directive into domestic legislation. Further guidance is expected from the OECD and the EU as to how certain aspects of the Pillar Two Blueprint and the Directive will operate mechanically, and as such it is difficult to determine the degree to which these changes may result in an increase in our effective tax rate and cash tax liabilities in future periods. Overall, these developments make it more likely that this initiative will have an adverse impact on our effective tax rate and cash tax liabilities in future periods.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Income taxes (Continued)

Ireland
Since 2006, the enacted Irish corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant operating loss carryforwards as of December 31, 2022, which give rise to deferred tax assets. The availability of these operating loss carryforwards of $14.6 billion does not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for income tax purposes and to shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish deferred tax assets and have not recognized a valuation allowance against such assets, with the exception of $16.3 million, as of December 31, 2022. There are also $11.7 million of tax credit carryforwards available in Ireland. A valuation allowance has been recognized in full against these tax credit carryforwards.
United States
Our U.S. subsidiaries are assessable to federal and state income taxes. We have one significant group of U.S. companies that file a consolidated return. The blended federal and state statutory income tax rate applicable to our combined U.S. group was 21.5% for the year ended December 31, 2022. Our U.S. federal net operating loss carryforwards generated in tax years beginning before December 31, 2017 of $230.7 million expire between 2028 and 2038. The U.S. federal net operating loss carryforwards generated in tax years beginning after December 31, 2017 of $154.2 million have an unlimited carryforward period.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Leases
We lease office space in several locations globally under operating lease arrangements, and in limited instances may enter into operating or finance leases for flight equipment. Our leases have remaining lease terms of up to 17 years, and in some cases we have options to extend the lease terms for up to ten years. Our finance lease arrangements may be terminated prior to their original expiration date at our discretion.
As of December 31, 2022 and 2021, operating lease ROU assets net of lease incentives and lease deficiencies included in other assets were $82.0 million and $95.8 million, respectively, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $135.2 million and $173.6 million, respectively. As of December 31, 2022 and 2021, finance lease liabilities included in other secured debt were $137.2 million and $140.5 million, respectively.
As of December 31, 2022 and 2021, supplemental balance sheet information related to leases was as follows:

	December 31, 2022		December 31, 2021
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease term (years)	4.5	14.3	5.0	15.3
Weighted average discount rate	3.8%	6.5%	3.5%	6.5%
As of December 31, 2022, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2023	$50,638	$12,361
2024	46,401	12,361
2025	12,605	12,361
2026	8,099	12,361
2027	8,131	12,361
Thereafter	25,580	173,482
Total lease payments	$151,454	$235,287
Less imputed interest	(16,239)	(98,127)
Present value of lease liabilities	$135,215	$137,160

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation
Under our equity incentive plans, we grant restricted stock units and restricted stock to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
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
The Equity Incentive Plan 2014 and Equity Incentive Plan 2012 are collectively referred to herein as “AerCap Equity Plans.”
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Our Chief Executive Officer receives an annual equity award as part of his compensation package. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes, if applicable. Ordinary shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such ordinary shares to settle tax obligations, shall again be available under the AerCap Equity Plans.
In 2021, we granted certain restricted stock units the terms of which provided that those units would only vest if the average closing price of AerCap’s ordinary shares on the New York Stock Exchange is at least $75 or $90 for any 30 calendar day period to April 30, 2026 (the “Market Condition RSUs”). As discussed below, the Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together represent an unusual and infrequent event that required us to recognize a pre-tax net charge of $2.7 billion to our earnings. Refer to Note 5—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details. After considering the impact of the foregoing, our Board of Directors determined that, if we are unable to successfully collect on our claims under the C&P policy or the Russian airlines’ policies, the share price targets for the Market Condition RSUs would no longer effectively serve their purpose of retaining and properly incentivizing our key employees. Our Board of Directors therefore determined that, to ensure that the Market Condition RSUs served as an effective retention and incentive tool, the share price targets for the Market Condition RSUs should be adjusted to reflect the impact on the Company of the net charges related to Ukraine Conflict. The adjustments also provide that the revised share price targets will be appropriately raised if we collect on any of our claims under the C&P Policy or the Russian airlines’ policies, with the targets potentially resetting to or exceeding their original levels.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation (Continued)

The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2022:

	Year Ended December 31, 2022
	Number of service-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of service-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	3,140,879	5,009,792	$47.80	$51.15
Granted (a)	505,843	295,311	50.00	51.68
Vested (b)	(689,780)	(1,269,994)	40.77	51.31
Forfeited	(27,357)	(24,118)	46.23	46.91
Number at end of period	2,929,585	4,010,991	$49.94	$51.18

(a)Includes 390,659 shares of restricted stock granted under the AerCap Equity Plans, of which 282,532 shares of restricted stock were issued, with the remaining 108,127 ordinary shares being withheld and applied to pay the taxes involved. As part of the 108,127 ordinary shares withheld to pay for taxes, 56,041 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $2.6 million on the grant dates associated with these ordinary shares.
(b)424,608 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 262,106 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 1,479,126 shares of restricted stock (1,242,598 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 56,041 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.
In general, the amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company’s shares on the grant date and reflective of the probability of vesting. The share-based compensation expense was $102.8 million and $96.1 million, and the related income tax benefit was $13.1 million and $10.5 million for the years ended December 31, 2022 and 2021, respectively.
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2023	$82.0
2024	67.8
2025	33.1
2026	5.9

20. Post-retirement benefit plans

We provide separate defined benefit pension plans covering a small number of our employees based on years of service and pensionable pay. These plans are funded through contributions by the Company and invested in trustee administered funds. These plans are now closed to new participants and ceased accruing benefits for existing participants after December 31, 2022. Accounts payable, accrued expenses and other liabilities as of December 31, 2022 and 2021 included $3 million and $63 million, respectively, related to the defined benefit obligation in respect of these pension plans.

We operate defined contribution pension plans for our employees. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

21. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022		2021		2020
	Amount	%	Amount	%	Amount	%
China (a)	$1,106,429	16.9%	$782,297	17.7%	$835,317	19.3%
United States	1,032,503	15.8%	579,270	13.1%	502,976	11.6%
Other countries (b)	4,391,614	67.3%	3,050,436	69.2%	2,982,713	69.1%
Total	$6,530,546	100.0%	$4,412,003	100.0%	$4,321,006	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance leases, net and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2022 and 2021:

	As of December 31,
	2022		2021
	Amount	%	Amount	%
China (a)	$10,005,969	16.9%	$9,995,971	15.8%
United States	9,104,327	15.4%	9,654,045	15.3%
Other countries (b)	40,181,282	67.7%	43,582,858	68.9%
Total	$59,291,578	100.0%	$63,232,874	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2022, 2021 and 2020, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Personnel expenses	$174,004	$150,286	$104,765
Share-based compensation	102,848	96,087	69,187
Professional services	37,805	28,999	24,480
Travel expenses	24,752	5,649	7,809
Office expenses	23,930	15,417	12,974
Other expenses	36,191	21,450	22,946
	$399,530	$317,888	$242,161

23. Other income
Other income consisted of the following for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Proceeds from unsecured claims	$98,565	$635,075	$—
Management fees	38,229	15,725	9,701
Interest and other income	117,280	71,774	73,304
	$254,074	$722,574	$83,005
On April 22, 2021, we entered into a claims sale and purchase agreement with a third party for the sale of certain unsecured claims filed by various AerCap companies against LATAM Airlines Group S.A. and certain of its subsidiaries in the Chapter 11 case captioned LATAM Airlines Group S.A., et al., Case No. 20-11254 (JLG) (Jointly Administered). Subsequent to the bankruptcy court entering an order establishing the allowed claim amount in May 2021, the sale of a portion of the unsecured claims closed. Approximately $595 million of sale proceeds were recognized in other income during the year ended December 31, 2021. In June 2022, the Bankruptcy Court entered an order establishing the allowed claim amount and the sale of the final portion of the unsecured claims closed. Approximately $39 million of sale-related proceeds were recognized in other income during the year ended December 31, 2022.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Lease revenue
Our current operating lease agreements expire up to and over the next 15 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft, engines and helicopters as of December 31, 2022 were as follows:

Contracted minimum future lease payments receivable
2023	$5,921,049
2024	5,815,284
2025	5,363,238
2026	4,866,291
2027	4,322,718
Thereafter	14,474,083
$40,762,663

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Asset impairment
Asset impairment consisted of the following for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Flight equipment held for operating leases (Note 7)	$96,591	$128,409	$986,559
Goodwill	—	—	58,094
Flight equipment held for sale	—	—	5,483
Maintenance rights and other	—	—	36,847
	$96,591	$128,409	$1,086,983
During the year ended December 31, 2022, we recognized impairment charges related to sales transactions, lease amendments where we retained maintenance reserve balances or lease terminations, which were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation. We also recognized write-offs of $2.9 billion and impairments of $295 million of flight equipment related to the Ukraine Conflict. Please refer to Note 5—Net charges related to Ukraine Conflict.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Allowance for credit losses
Movements in the allowance for credit losses during the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31, 2022
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$71,292	$40,964	$5,291	$117,547
Current period provision for expected credit losses	(11,483)	122,568	(1,393)	109,692
Write-offs charged against the allowance	(36,784)	(52,594)	—	(89,378)
Allowance for credit losses at end of period	$23,025	$110,938	$3,898	$137,861

	Year Ended December 31, 2021
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$59,663	$7,490	$—	$67,153
Initial credit provision related to GECAS purchased financial assets with credit deterioration	9,944	—	1,423	11,367
Current period provision for expected credit losses	1,685	78,144	3,868	83,697
Write-offs charged against the allowance	—	(44,670)	—	(44,670)
Allowance for credit losses at end of period	$71,292	$40,964	$5,291	$117,547
During the year ended December 31, 2022, we recognized credit provision and write-offs charged against the allowance of $109.7 million and $89.4 million respectively, primarily reflecting provisions and write-offs with respect to two of our lessees and losses due to the Ukraine Conflict. During the year ended December 31, 2021, we increased our credit provision, classified in leasing expenses by $83.7 million primarily due to a customer settlement, the increase in finance leases, notes receivable and loan balances due to the GECAS Transaction and to reflect the ongoing credit risk due to the Covid-19 pandemic.
Substantially all our Financing Receivables portfolio is secured lending and we assess the overall quality of the portfolio based on Financing Receivables by airline customer risk rating as defined below. Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our Financing Receivables portfolio. We stratify our Financing Receivables portfolio into three categories: A, B and C. An internal risk rating is developed for our airline customers, which is based upon our proprietary model using data derived from the airline customer financial statements and other relevant data points that may impact our airline customer’s ability to honor its financial commitments. The frequency of rating updates is established by our credit risk policy, which requires periodic monitoring and at least an annual review. The latest credit rating review was performed as of December 31, 2022.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Allowance for credit losses (Continued)
The tables below present Financing Receivables carried at amortized cost basis, gross of allowance for credit losses, grouped into the three credit risk categories for the years ended December 31, 2022 and 2021. Category A is considered an excellent or high-credit-quality airline customer; Category B is considered a good-credit-quality airline customer; and those airline customers in Category C are considered marginal.

	As of December 31, 2022
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$292	$486	$601	$1,379
Notes receivable	—	18	579	597
Loans receivable	16	329	10	355
Total	$308	$833	$1,190	$2,331

	As of December 31, 2021
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$534	$1,247	$219	$2,000
Notes receivable	—	26	632	658
Loans receivable	12	161	236	409
Total	$546	$1,434	$1,087	$3,067

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Earnings per share
Basic EPS is calculated by dividing net (loss) income by the weighted average number of our ordinary shares outstanding, which excludes 4,837,602, 5,822,811 and 2,552,346 shares of unvested restricted stock as of December 31, 2022, 2021 and 2020, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. Due to the reported loss for the year ended December 31, 2022, basic EPS was not adjusted by the effect of dilutive securities. The number of ordinary shares under our equity compensation plans which could dilute EPS in the future was 3,099,221 for the year ended December 31, 2022. The number of shares excluded from diluted shares outstanding was 122,237 for the year ended December 31, 2021, because the effect of including those shares in the calculation would have been anti-dilutive. Due to the reported loss for the year ended December 31, 2020, basic EPS was not adjusted by the effect of dilutive securities. The number of ordinary shares under our equity compensation plans which could dilute EPS in the future was 2,630,066 for the year ended December 31, 2020.
The computations of basic and diluted EPS for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31,
	2022	2021	2020
Net (loss) income for the computation of basic EPS	$(726,041)	$1,000,507	$(298,566)
Weighted average ordinary shares outstanding—basic	240,486,849	146,421,188	127,743,828
Basic EPS	$(3.02)	$6.83	$(2.34)

	Year Ended December 31,
	2022	2021	2020
Net (loss) income for the computation of diluted EPS	$(726,041)	$1,000,507	$(298,566)
Weighted average ordinary shares outstanding—diluted	240,486,849	149,005,981	127,743,828
Diluted EPS	$(3.02)	$6.71	$(2.34)
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2022, 2021 and 2020 were as follows:

	As of December 31,
	2022	2021	2020
	Number of ordinary shares
Ordinary shares issued	250,347,345	250,347,345	138,847,345
Treasury shares	(4,416,070)	(4,951,897)	(8,448,807)
Ordinary shares outstanding	245,931,275	245,395,448	130,398,538
Shares of unvested restricted stock	(4,837,602)	(5,822,811)	(2,552,346)
Ordinary shares outstanding, excluding shares of unvested restricted stock	241,093,673	239,572,637	127,846,192

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
During the year ended December 31, 2022, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2022 and 2021, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs.
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
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. As of December 31, 2022, these entities had aggregate subordinated debt outstanding of $54.4 million, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Variable interest entities (Continued)

AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of December 31, 2022, AerFunding had $717.6 million outstanding under a secured revolving credit facility and $2.0 billion of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Carrying value of debt and equity investments	$118,403	$133,401
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
AerDragon, AerLift Leasing Limited and Subsidiaries (“AerLift”) and Acsal Holdco, LLC (“ACSAL”) are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting.
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
During the year ended December 31, 2022, AerCap recognized rental income from engines on lease to GE of approximately $143 million and purchases from and provision of services from GE of approximately $150 million. During the year ended December 31, 2022, AerCap recognized sales to GE of approximately $27 million.
During the year ended December 31, 2021, AerCap recognized rental income from engines on lease to GE of approximately $22 million, and purchases from GE of approximately $1 million.
As of December 31, 2022, AerCap had an outstanding payable balance of $9 million with GE. As of December 31, 2021, AerCap had an outstanding payable balance of $6 million and a receivable balance of $66 million with GE.
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran. During the years ended December 31, 2022 and 2021, we recognized lease rental income from SES of $74 million and $12 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 11—Associated companies. The following table presents amounts received from other related parties for management fees, transaction-related fees and dividends for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Management fees and other	$14,418	$6,748	$1,613
Dividends	34,245	5,262	267
	$48,663	$12,010	$1,880
Purchase of shares
During the year ended December 31, 2022, an Officer sold 26,761 ordinary shares to the Company at fair value on the date of the sale for an aggregate sale price of $1.5 million. The proceeds were used to pay taxes in 2022 in connection with the Officer’s share awards.
AerDragon
During the year ended December 31, 2022, AerCap completed the sale of three Boeing 737 MAX aircraft to AerDragon.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
30. Commitments and contingencies
Flight equipment on order
As of December 31, 2022, we had commitments to purchase 435 new aircraft for delivery through 2027, excluding aircraft for which we have cancellation rights that we expect to exercise. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2022, we also had commitments to purchase 47 new engines and 18 new helicopters for delivery through 2025. As of December 31, 2022, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $3.5 billion.
A portion of the aggregate purchase price for the acquisition of flight equipment will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the asset, which can vary due to a number of factors, including inflation.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
	2022	2021
Prepayments on flight equipment at beginning of period	$4,586,848	$2,111,659
GECAS Transaction	—	2,990,414
Prepayments and additions during the period, net	244,937	136,655
Interest paid and capitalized during the period	104,191	30,827
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,129,374)	(682,707)
Prepayments on flight equipment at end of period	$3,806,602	$4,586,848
During the year ended December 31, 2022, we incurred $104 million of interest expense which was fully capitalized.
The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
	(U.S. Dollars in millions)
Purchase obligations (a)	$6,821.9	$7,302.3	$5,725.0	$3,367.9	$835.0	$—	$24,052.1

(a)As of December 31, 2022, we had commitments to purchase 435 aircraft (including 17 purchase and leaseback transactions and excluding aircraft for which we have cancellation rights that we expect to exercise), 47 engines, 18 helicopters and other commitments through 2027. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.

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
Contingent and Possessed Insurance Policy Litigation
During the year ended December 31, 2022, we submitted an insurance claim for approximately $3.5 billion under our contingent and possessed insurance policy (the “C&P Policy”) with respect to 135 aircraft and 14 engines which had been on lease to Russian airlines at the time of the invasion of Ukraine, the vast majority of which remain in Russia.
On June 9, 2022, AerCap Ireland Limited (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) commenced a claim in the Commercial Court in London, England (i) in the amount of approximately $3.5 billion against AIG Europe S.A. (on its own behalf and on behalf of all underwriters subscribing to the Aircraft Hull and Spares and Equipment Coverage section of the C&P Policy) and (ii) in the alternative, in the amount of $1.2 billion against Lloyds Insurance Company S.A. (on its own behalf and on behalf of all underwriters subscribing to the Aviation “War and Allied Perils” Coverage section of the C&P Policy), in respect of AerCap’s aircraft and engines lost in Russia. Fidelis Insurance Ireland DAC was joined as a defendant to the action on January 13, 2023 and is no longer represented by AIG Europe S.A. or Lloyds Insurance Company S.A for its respective interests under the C&P Policy.
We intend to continue to vigorously pursue our claims under the C&P Policy. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of December 31, 2022.
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
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On June 24, 2020, the STF reversed its earlier contrary rulings and granted our extraordinary appeal, ordering a new panel of the STJ to review the merits of our challenge against TJSP’s original order. VASP’s final appeal has been denied and we expect the case to return to the STJ for a ruling on the merits of our original appeal.
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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2022 and 2021, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of December 31, 2022 and 2021, we held investments at fair value of $59.1 million and $38.4 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price. During the year ended December 31, 2022, we recognized losses on investments at fair value of $17.7 million. During the years ended December 31, 2021, and 2020 we recognized a gain on investment at fair value of $2.3 million and a loss on investment of $143.5 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Fair value measurements (Continued)

The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 and 2021:

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets
Investments, at fair value	$59,081	$39,081	$—	$20,000
Derivative assets	211,993	—	211,993	—

	December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$38,367	$38,367	$—	$—
Derivative assets	16,909	—	16,909	—

Liabilities
Derivative liabilities	$71,197	$—	$71,197	$—
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
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the year ended December 31, 2022, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$459,883,544	Income approach	Discount rate	7%
			Non-contractual cash flows as a % of total cash flows	93%
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
As of December 31, 2022 and 2021, we held investments at fair value of $59.1 million and $38.4 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of December 31, 2022 and 2021 loans receivable and notes receivable carried at amortized cost had estimated fair values of $329.7 million and $486.2 million, and $403.4 million and $616.9 million respectively, and were classified as Level 3.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Fair value measurements (Continued)

All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2022 and 2021 were as follows:

	December 31, 2022
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,597,147		$1,597,147	$1,597,147	$—	$—
Restricted cash	159,623		159,623	159,623	—	—
Loans receivable	351,357		329,650	—	—	329,650
Notes receivable	486,223		486,223	—	—	486,223
Investments, at fair value	59,081		59,081	39,081	—	20,000
Derivative assets	211,993		211,993	—	211,993	—
	$2,865,424		$2,843,717	$1,795,851	$211,993	$835,873
Liabilities
Debt	$46,801,683	(a)	$42,525,932	$—	$42,525,932	$—
	$46,801,683		$42,525,932	$—	$42,525,932	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2021
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,728,794		$1,728,794	$1,728,794	$—	$—
Restricted cash	185,959		185,959	185,959	—	—
Loans receivable	403,378		403,378	—	—	403,378
Notes receivable	616,883		616,883	—	—	616,883
Investment, at fair value	38,367		38,367	38,367	—	—
Derivative assets	16,909		16,909	—	16,909	—
	$2,990,290		$2,990,290	$1,953,120	$16,909	$1,020,261
Liabilities
Debt	$50,548,472	(a)	$51,348,160	$—	$51,348,160	$—
Derivative liabilities	71,197		71,197	—	71,197	—
	$50,619,669		$51,419,357	$—	$51,419,357	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Subsequent events
Share repurchase program
In March 2023, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through September 30, 2023. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Revolving credit facility amendment and extension
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”) which was subsequently upsized and amended. In February 2023, AICDC extended the Citi Revolver I, extending its maturity to February 2027.
Insurance claims relating to aircraft remaining in Ukraine
In January 2023, we submitted insurance claims for $100 million under our C&P Policy for our two aircraft which remain in Ukraine. We intend to continue to vigorously pursue such claims under the C&P Policy. However, the collection, timing and amount of any potential recoveries are uncertain.