Form 20-F
period 2023-12-31
AerCap Holdings N.V.
filed 2024-02-23
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Ordinary Shares, Euro 0.01 par value	202,493,168
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐    No ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).Yes ☐    No ☒
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
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth in “Item 3. Key Information—Risk Factors” included in this annual report.
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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
RISK FACTORS
Summary Risk Factors
Risks relating to our funding, liquidity and financial structure
•We require significant capital resources and cash flows to fund our business and service our debt, and changes in the availability of capital, our ability to raise funding or in the interest rates we pay on our debt may affect our operations or financial results.
•We have a substantial level of indebtedness and we might incur significantly more debt, which could adversely impact our operating flexibility and subject us to covenants that impose restrictions that may affect our ability to operate our business.
Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business
•We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated, particularly China.
•Our assets are subject to various environmental regulations and concerns, including those relating to climate change, that may be supplemented by additional regulations and requirements or become more stringent, which may negatively affect our operations. In addition, corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
•Our insurance policies may not adequately cover our risks, the costs of our insurance policies may increase and/or our insurance coverage may be reduced, and we may not be able to recover under insurance policies in a timely manner or at all should we suffer loss.
Risks related to disease, natural disasters, terrorist attacks and other world events
•Global or regional public health developments, extreme weather or natural disasters or other force majeure events may adversely affect the demand for air travel, the financial condition of our lessees and the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
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
•If a decline in demand for certain flight equipment causes a decline in their projected lease rates, or if we expect to dispose of flight equipment for a price that is less than their depreciated book value on our balance sheet, then we will be required to recognize impairments, losses on disposals or make fair value adjustments.

Risks related to the financial strength of, and our relationship with, our lessees
•Our financial condition depends, in part, on the financial strength of our lessees, and factors outside of our control may adversely affect our lessees’ operations, their ability to meet their payment obligations to us or their demand for our flight equipment.
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
•We have limited control over the operation of our flight equipment while it is under lease and we depend on our lessees to properly maintain and insure our flight equipment, which may expose us to additional and unexpected costs.
Risks related to competition and the aviation industry
•We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry, or if existing competitors enter into new or different market segments.
•We rely on a small number of manufacturers for the supply of commercial flight equipment, and disruptions in these manufacturers’ operating abilities, including as a result of supply chain issues, have caused us to experience delays, and may cause us to experience further delays, on the delivery of our flight equipment orders. We may experience additional delivery delays and associated costs if flight equipment manufacturers encounter quality issues that delay the manufacture of new flight equipment or if flight equipment fails to meet the contractual requirements or the requirements of air travel regulators.
Risks related to our information technology, structure and taxation
•We depend on our information systems and those of third parties, and our business may suffer if they are damaged or interrupted, including by cyberattack.
•We are incorporated in the Netherlands and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
•We are subject to taxation regimes in various jurisdictions, including Base Erosion and Profit Shifting (“BEPS”) 2.0, which includes a global minimum tax rate of 15% for groups, such as AerCap, with a global turnover in excess of $750 million. We may become subject to additional taxes in those jurisdictions, taxes in other jurisdictions, or experience changes in our tax status in certain jurisdictions, which may affect the effective tax rates that we are subject to and the results of our operations.

Risks relating to our funding, liquidity and financial structure
We require significant capital to fund our business.
As of December 31, 2023, we had 338 new aircraft, 37 engines, and eight helicopters on order, which will require substantial purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling flight equipment.
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
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and flight equipment purchases, sell assets, restructure or refinance our indebtedness, or seek additional capital, including through new types of debt, equity or hybrid securities. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates, which would increase our debt service requirements accordingly, and this has become significantly more likely given the current interest rate environment. Moreover, any such refinancing might require us to comply with more onerous covenants, which could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our flight equipment purchase commitments as they come due. Failure to make payments on our debt would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Moreover, the issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.
Despite our substantial indebtedness, we might incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, Export Credit Agency (“ECA”)-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other financings do not prohibit us from incurring additional debt. As of December 31, 2023, we had $11.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $213 million, was $46.7 billion as of December 31, 2023 (66% of our total assets as of December 31, 2023), and our interest payments, net of amounts capitalized, were $1.7 billion for the year ended December 31, 2023. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
Certain of our indentures, term loan facilities, ECA-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other agreements governing our debt impose operating and financial restrictions on our activities that limit our operational flexibility. Among other negative covenants customary for such financings, certain of these restrictions limit our ability to incur additional indebtedness, create liens on, sell or access certain assets, declare or pay certain dividends and distributions or enter into certain transactions, investments, acquisitions, loans, guarantees or advances. Additionally, a substantial portion of our owned aircraft are held through Special Purpose Entities (“SPEs”) or finance structures that finance or refinance the aircraft through funding agreements that place restrictions on distributions of funds to us.
Agreements governing certain of our indebtedness also contain financial covenants, including requirements that we comply with certain loan-to-value, interest coverage and leverage ratios. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. Our ability to comply with these covenants may be affected by events beyond our control including war or other hostilities or the imposition of sanctions. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—The international operations of our business and those of our lessees expose us to geopolitical risks that may have a negative impact on our and our lessees’ businesses, including the risk of legal and regulatory responses.” Failure to comply with any of the covenants in our financing agreements would result in a default under those agreements and could result in a default under other agreements containing cross-default provisions. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.

Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing.
Like many leasing companies, we are subject to interest rate risk. We use a mix of fixed rate and floating rate debt to finance our business. The principal amount of our outstanding floating rate debt was $10.3 billion, or 22% of the total principal amount of our outstanding indebtedness as of December 31, 2023. Our cost of borrowing is affected by the interest rates that we obtain on our debt financings, which can fluctuate based on, among other things, general market conditions, the market’s assessment of our credit risk, prevailing interest rates in the market, fluctuations in U.S. Treasury rates and other benchmark rates, changes in credit spreads or swap spreads, and the duration of the debt we issue. While we routinely enter into hedging transactions to mitigate this risk, those hedging transactions may not sufficiently insulate us from the impact of changes in interest rates and may cause us to forgo any benefit that might result from favorable fluctuations in such rates. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk” for further details on our interest rate risk. One of our primary sources of income is leases with multi-year fixed rates. A mismatch in the rates that we are obligated to pay to finance our business and the rents that accrue to us under leases of our flight equipment can negatively impact our net income.
During the years ended December 31, 2022 and 2023, interest rates increased significantly in the United States, the European Union, the United Kingdom and other countries, and may remain high or increase further during 2024. If and when interest rates increase, we are obligated to make higher interest payments to the lenders of our floating rate debt; this negatively impacts our net income to the extent that those payments are not hedged. Increasing rates are also likely to increase the cost of any new financing we may raise during this period, which could, if not hedged, impact our net income. Typically, we are not able to immediately offset this negative impact by increasing the rates on our leases. During the year ended December 31, 2023, 98.5% of our basic lease rents from flight equipment under operating leases was attributable to leases with fixed lease rates and 1.5% was derived from leases with lease rates tied to floating interest rates. As our leases are primarily for multiple years with fixed lease rates for the duration of the lease, we generally cannot increase the lease rates with respect to a particular aircraft until the expiration of the lease, even if the market is able to bear the increased lease rates. As a result, there will be a lag in our ability to adjust and pass on the costs of increasing interest rates. Rising interest rates may also have a negative impact on the financial condition of our lessees, who may find it more difficult to service their debt and obtain new financing on favorable terms. While most of our leases have fixed lease rates, some lessees do have floating rate leases, and rising interest rates may increase the risk of a lessee with floating rate lease rates defaulting as payments due to us increase.
We are also exposed to certain risks from interest rate decreases. Decreases in interest rates may adversely affect our interest revenue on cash deposits and our lease revenue, in part because a decrease in interest rates would cause a decrease in our lease revenue from leases with lease rates tied to floating interest rates. We could also experience reduced lease revenue from our fixed rate leases if interest rates decrease because these are based, in part, on prevailing interest rates at the time we enter into the lease. As a result, new fixed rate leases we enter into at a time of lower interest rates may be at lower lease rates than had no such interest rate decrease occurred, adversely affecting our lease revenue. This may be particularly harmful to our business if we incur debt at higher interest rates and enter into leases at a time of lower interest rates.
Inflationary pressure may have a negative impact on our financial results, including by diminishing the value of our leases.
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. While rates of inflation in a number of these countries have decreased from their recent highs, they remain above levels of recent years and in some cases above the inflationary targets of the relevant central banks. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally for multi-year periods, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. High rates of inflation may also lead policymakers to attempt to decrease demand or to adopt higher interest rates to combat inflationary pressures, resulting in the risks detailed in “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing.” Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs.
Our cost of borrowing and access to the capital markets are affected by our credit ratings.
We are currently subject to periodic review by independent credit rating agencies S&P, Moody’s and Fitch, each of which currently maintains an investment grade rating with respect to us.
We cannot assure you that these credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn. Any actual or anticipated changes in our credit ratings could negatively impact our ability to obtain secured or unsecured financing, increase our borrowing costs or limit our access to the capital markets, which could adversely impact our financial results.

Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business
The international operations of our business and those of our lessees expose us to geopolitical risks that may have a negative impact on our and our lessees’ businesses, including the risk of legal and regulatory responses.
Our business, and the aviation industry generally, is subject to certain geopolitical risks. Geopolitical turmoil and uncertainty can have a significant disruptive effect on global markets, lead to regulatory and legal uncertainty and the imposition of requirements that may adversely affect our business, and impact trade markets, currency exchange rates, supply chains, and demand for and regulation concerning international and domestic travel, among other areas. This could have a negative impact on our ability to lease aircraft, engines and helicopters to, collect payments from, and support and recover aviation assets from customers in certain regions based on trade restrictions, embargoes, and export control laws, and could disrupt airline travel through, among other avenues, the imposition of closures of air space. Sanctions, including prohibitions regarding the supply of aircraft and aircraft components to specific persons, or for use in specific territories, may have a material adverse impact on our business, including reduced revenues and operating cash flows and the impairment or write-off of assets. For example, the Russian invasion of Ukraine and continued conflict in that area (the “Ukraine Conflict”), the resulting sanctions imposed against Russia and actions of our former Russian lessees and the Russian government have had an adverse impact on our business and resulted in our loss of flight equipment, and associated revenue, in Russia. Refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to geopolitical, regulatory, corporate responsibility and legal exposure of our business—We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under all policies in a timely manner or at all.”
Future geopolitical events and their associated responses, particularly in or between countries and regions where we have substantial exposure, could have similar or worse effects on our operations and financial results. For example, tensions and potential conflict between mainland China and Taiwan, tensions between China and the United States, territorial disputes between Japan and China or tensions in the South China Sea could lead to further instability in these regions and materially and adversely impact our lessees’ businesses and our business and results of operations, including our ability to comply with financial covenants. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.” Our business, and that of our lessees, may also be negatively impacted by escalation or the continuation of the Ukraine Conflict or other hostilities in that region or between Russia and NATO, intensification or expansion of the Israel-Hamas conflict and other tensions or conflicts in the Middle East, the situation in Syria, Venezuela, Sudan and Ethiopia, tension over the nuclear programs of North Korea and Iran, or political instability, hostilities or conflicts in other regions. For example, as a result of the Israel-Hamas conflict, a number of airlines have suspended flights to Israel and the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of Boeing 777-300ER aircraft into long-haul large-capacity freighters, may encounter disruptions.
Additionally, the international distribution of our assets exposes us to risks associated with limitations on the repossession and repatriation of our assets or the expropriation of our assets, which could lead to impairments or other write-offs. For example, at the time of Russia’s launch of the Ukraine Conflict, we had significant assets on lease to Russian airlines. While we sought to repossess the affected assets, we were only able to recover a small minority of the assets and concluded that it was likely that we would not regain possession of the remainder of the assets. As a result, we recognized a pre-tax net charge of $2.7 billion to our earnings during the year ended December 31, 2022, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. It is not possible to predict all of the consequences of geopolitical events and their associated regulatory legal responses on our business. Please refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
The international nature of our business and our lessees’ businesses exposes us to a wide range of regulatory and legal regimes. We also face uncertainty from changes in political regimes globally. Changes in international regulations, laws, taxes, export controls, tariffs, embargoes, sanctions or other restrictions on trade or travel, including changes in response to geopolitical events, could adversely affect the profitability of our lessees’ businesses, the operations of aircraft manufacturers or the results of our operations. For an example, please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—We are subject to regulatory and compliance risks and requirements associated with transacting business in many countries.” There is also a risk that we may become subject to contradictory legal obligations.

Because our lessees are concentrated in certain geographical regions, we have concentrated exposure to the geopolitical, political and economic risks associated with those regions, particularly China.
Through our lessees and the countries in which they operate, we are exposed to the specific economic, geopolitical and political conditions and associated risks of those jurisdictions. These risks can include economic recessions, regional impacts of epidemic diseases, burdensome local regulations, armed conflicts or, in extreme cases, increased risks of requisition or other loss of our flight equipment and risks of wide-ranging sanctions prohibiting us from leasing flight equipment in certain jurisdictions. These risks can be exacerbated in jurisdictions where we have a concentration of customers or assets. For instance, 15.7% of our long-lived assets were on lease to Chinese airlines as of December 31, 2023, and therefore we have significant exposure to the economic and political conditions in that country and to the increasingly adversarial relationship between China and the West. Please refer to Note 21—Geographic Information to our Consolidated Financial Statements included in this annual report for further details. An adverse geopolitical, political or economic event in any region or country in which our lessees or our flight equipment are concentrated, such as China, could affect the ability of our lessees to meet their obligations to us, expose us to legal or political risks associated with the affected jurisdictions, or impact our ability to recover our assets (as happened as a result of the Ukraine Conflict) all of which could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations and our ability to comply with financial covenants. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.”
We conduct substantial business in emerging markets, and are subject to the economic, legal and political risks associated with this strategy.
We derive substantial lease revenue (53% in 2023, 53% in 2022 and 54% in 2021) from airlines in countries that are defined as emerging market countries based on the Human Development Index published by the United Nations Development Programme. Emerging market countries have less developed economies, are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events could result in economic instability that adversely affects the value of our ownership interest in flight equipment subject to lease in such countries, or the ability of our lessees that serve such markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
Existing and future litigation could materially and adversely affect our business, financial position, liquidity or results of operations.
We are, and from time to time in the future may be, a party to lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. These uncertainties may be increased by our exposure to different liability standards and legal systems internationally, including some that may be less developed and less predictable than those in advanced economies. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, refer to Note 31—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.

We are subject to regulatory and compliance risks and requirements associated with transacting business in many countries.
Our international operations expose us to trade and economic sanctions, export controls and other restrictions imposed by the United States, the European Union, China, the United Kingdom, and other governments or organizations. Any failure on our part to comply with applicable sanctions regimes or trade regulations could have negative consequences for our business. The U.S. Departments of Justice, Commerce, State and Treasury and other U.S. federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act, and other U.S. federal statutes and regulations, including those established by the Office of Foreign Asset Control. Under these laws and regulations, the U.S. government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of any of these laws or regulations and those imposed by other relevant jurisdictions (including the European Union) could materially and adversely impact our business, operating results, and financial condition.
We have implemented and maintain in effect policies and procedures designed to ensure compliance by us, our subsidiaries and our directors, officers, employees, consultants and agents with respect to various export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. However, such personnel could engage in unauthorized conduct for which we may be held responsible. Violations of such laws and regulations may result in severe criminal or civil penalties, and we may be subject to other liabilities, which could materially and adversely affect our financial results.
The General Data Protection Regulation (“GDPR”), which became law in the EU in 2018, regulates the ways in which businesses process personal data in Europe. There are extensive documentation obligations and transparency requirements, which may impose significant costs on us. Failure to comply with the GDPR may subject us to significant litigation or enforcement actions, fines, claims for compensation by customers and other affected individuals, damage to our reputation, orders to remedy breaches or criminal prosecutions, any of which could have a material adverse impact on our business, operating results, and financial condition. For example, under the GDPR, we could incur significant fines of up to 4% of our annual global revenue. The development of additional, or enhancement of existing, data protection regulations in other jurisdictions, such as the United States, may impose additional costs on us.
Our assets are subject to various environmental regulations and concerns, including those relating to climate change.
Our operations and assets are subject to various U.S. federal, state and local laws and regulations, and non-U.S. laws and regulations related to the protection of the environment. We could incur substantial costs, including capital and other expenditures, to comply with such requirements, as well as fines, penalties, or civil or criminal sanctions and third-party claims, if we were to violate or become liable under such laws or regulations. For example, jurisdictions around the world have adopted regulations regarding aircraft and engine noise and emissions levels that apply based on where the relevant aircraft is registered and where the aircraft is operated and that have become more stringent over time. These or other future regulations applicable to our aircraft could limit the usability or the economic life of certain of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.
Due to growing concerns over the risks of climate change, the United States, the EU and other jurisdictions are moving towards imposing more stringent limits on greenhouse gas emissions from aircraft engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. These limits may also impact growth levels in air travel. In particular, the aviation sector is subject to the EU Emissions Trading System (“ETS”), a cap‐and‐trade system for greenhouse gas emissions, under which airlines currently are granted free emissions allowances based on historical performance and a carbon dioxide efficiency benchmark. However, in an April 2023 directive, the European Parliament and European Council adopted components of the European Commission’s “Fit for 55” proposal, which will modify the ETS system by phasing out free emissions allowances for the aviation sector by 2026. The directive entered force in June 2023, and was required to be transposed into national law by member states by December 31, 2023. In addition, the International Civil Aviation Organization (“ICAO”) has adopted the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emissions from international aviation that will become mandatory in 2027. At least 126 countries, including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA from 2024 onwards. Limitations on emissions, such as the ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly evolving and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed, what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.

The airline industry has also come under increased scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel or increased costs to air travel, it may affect demand for our aircraft, lessees’ ability to make rental and other lease payments and reduce the value we receive for our aircraft upon any disposition, which would negatively affect our financial condition, cash flow and results of operations. In addition, growing demand to transition to lower-carbon technologies, such as sustainable aviation fuels that may be developed over time, may increase our costs or reduce demand for our aircraft or engines or airline travel more generally.
Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Public ESG and sustainability reporting is becoming more broadly expected by lenders, investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. The level of a company’s greenhouse gas emissions is one such metric that is receiving heightened attention by lenders, investors, shareholders and lawmakers. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. Moreover, investors, particularly institutional investors, use these scores to benchmark companies against their peers, and if a company is perceived as lagging, these investors may engage with the company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable for such scores. In addition, current EU regulations require financial firms to disclose how sustainability risks are incorporated into their lending decisions, and further regulations in the EU, and similar regulations in the United States and other jurisdictions, may come into force in the future. Such regulations may encourage or require lenders to consider the sustainability impact of their loans, and if we, or the aviation sector generally become disfavored, the availability or terms of financing and our cost of funds could be materially and adversely impacted. We may also face reputational damage in the event our corporate responsibility initiatives or objectives (including with respect to greenhouse gas emissions) do not meet (or are perceived not to meet) the standards set by our lenders, investors, shareholders, lawmakers or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services. A low ESG or sustainability rating or score by a third-party rating service could also result in the exclusion of our common stock or debt from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by lenders, investors, lawmakers and other parties as described above may impose additional costs or expose us to new risks.
Our insurance policies, including our use of a captive insurance company, may not provide adequate protection against risks, events outside of our control may cause insurers to raise premiums and/or reduce or cancel available coverage, and we may not be able to recover losses under our policies.
We seek protection from a number of our key operational risk exposures by purchasing insurance to cover insurable risks, by requiring our lessees to maintain insurance, and through a captive insurance program. We require our lessees to provide insurance coverage with respect to leased flight equipment, with AerCap (or our relevant affiliate) named as an insured under those policies in the event of a total loss of an aircraft or engine. We also purchase contingent and possessed insurance (“C&P Policy”) which provides us with coverage when our flight equipment is not subject to a lease or where a lessee’s policy fails to indemnify us. We have also adopted a captive insurance program to complement our overall insurance program.
Although we believe that our insurance coverage is consistent with industry practice and available cover from the insurance market, our insurance may not adequately cover certain risks. Our and our lessees’ insurance policies are subject to periodic review by insurers and may not be renewed at all or may be renewed on less favorable terms. Events outside of our control may cause insurers to increase premiums and/or decrease coverage under insurance policies, or even withdraw from the market entirely. For example, the Ukraine Conflict led insurers to reassess their exposure to certain risks and geographical locations and since the start of the Ukraine Conflict, we have experienced a significant increase in the cost of our insurance and a significant reduction in our insurance cover. We expect to continue to experience difficulty in obtaining appropriate policy limits and coverage at a reasonable cost and on reasonable terms. An inability to obtain insurance, significant increases in the cost of insurance we obtain, higher deductibles under our policies or losses in excess of our insurance coverage could have a material adverse effect on our business. During the year ended December 31, 2022, we established a Bermuda-domiciled wholly-owned captive insurance company, Aistrigh Limited (“Aistrigh”), to help mitigate significant increases to our insurance costs. As of December 31, 2023, Aistrigh was providing approximately 25% of our hull war insurance, and Aistrigh’s participation in our aviation insurance may increase in future years. Aistrigh may not provide the intended benefits, and our funding of Aistrigh may be insufficient to adequately cover the costs of any insured events. In addition, there is no guarantee that reinsurance will continue to be available to Aistrigh, which would negatively impact our captive insurance coverage.

Even where we have insurance, we may face difficulties in pursuing claims under our policies. War risk insurance policies may be invalidated as a result of events outside of our control, including hostilities between the United Kingdom, the United States, France, Russia and China, or through the use of tactical nuclear devices in active conflicts. Where insurance claims can be made, they may take years to fully settle and we may be in dispute with our insurers about the extent of coverage as we have experienced as a result of the Ukraine Conflict. Pursuing claims may require certain legal, regulatory and other enforcement costs for which we may not be reimbursed. For example, refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to geopolitical, regulatory, corporate responsibility and legal exposures of our business—We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under all policies in a timely manner or at all.”
We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under all policies in a timely manner or at all.
As a result of the Ukraine Conflict, in addition to reduced revenues and operating cash flows, we suffered losses with respect to our assets that have remained in Russia and Ukraine. We have submitted, and are pursuing, insurance claims in respect of these assets. Please refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details. We intend to continue to vigorously pursue all such insurance claims. However, the collection, timing and amount of any potential recoveries under our C&P Policy and under the respective airlines’ insurance and reinsurance policies are uncertain and we have not recognized any claim receivables as of December 31, 2023.

Risks related to disease, natural disasters, terrorist attacks and other world events
Global or regional public health developments, extreme weather or natural disasters or other force majeure events may adversely affect the demand for air travel, the financial condition of our lessees and the aviation industry more broadly, and ultimately our financial condition, results and cash flows.
Our international operations expose us to risks associated with unforeseen global and regional events. Epidemic diseases such as Covid-19, Ebola, measles, Severe Acute Respiratory Syndrome (SARS), H1N1 (swine flu) and Zika virus could materially and adversely affect the overall amount of air travel. For example, the Covid-19 pandemic caused significant economic disruption and a dramatic reduction in commercial airline traffic, resulting in a broad adverse impact to the aviation industry and our business. These diseases, or the fear of these diseases, could result in government-imposed travel restrictions and reduced passenger demand for travel. The occurrence of severe weather events or natural disasters, including floods, earthquakes, wildfires, hurricanes and volcanic eruptions, may make airlines unable to operate to or from certain regions or impact demand for air travel, and the frequency or severity of these types of events may worsen as a result of climate change. The occurrence or outbreak of any of the above events or other force majeure events could adversely affect commercial airline traffic, reduce demand for flight equipment leases or impair the financial condition of the aviation industry, including our lessees. As a result, our lessees may not be able to satisfy their payment obligations to us. These events may also cause damage to our flight equipment, the extent of losses from which may not be fully covered by insurance. For these and other reasons, our financial results may be materially and adversely affected by the occurrence of such events.
The effects of terrorist attacks, war or armed hostilities may adversely affect the financial condition of the airline industry and our lessees’ ability to meet their lease payment obligations to us.
Terrorist attacks and the threat of terrorist attacks, war or armed hostilities, or the fear of such events, have historically had a negative impact on the aviation industry and could result in:
•higher costs to airlines due to the increased security measures;
•decreased passenger and air cargo demand and revenue;
•the imposition of “no-fly zone” or other restrictions on commercial airline traffic in certain regions;
•uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges;
•higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;
•significantly higher premiums or reduced coverage amounts for aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, which may be insufficient to comply with the current requirements of aircraft lenders and lessors or applicable government regulations, or the unavailability or cancellation of certain types of insurance, as generally evidenced by the change in the war insurance market, and by the imposition by insurers of new geographical limits and restrictions on airlines’ policies;
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
Such events are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in a material adverse effect on their financial condition and liquidity, including their ability to make rental and other lease payments to us or to obtain the types and amounts of insurance we require. Such events could also impact the operations of our lessees and could lead to aircraft or fleet groundings (for instance due to cancellation of war insurance cover) or additional lease restructurings and repossessions, increase our cost of re-leasing or selling flight equipment, impair our ability to re-lease or otherwise dispose of flight equipment on favorable terms or at all, or reduce the proceeds we receive for our flight equipment in a disposition.

Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet
We may be unable to generate sufficient returns on our flight equipment investments.
Our results depend on our ability to consistently acquire strategically attractive flight equipment, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring flight equipment, we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our flight equipment is returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the asset. Because our leases are predominantly operating leases, only a portion of the relevant flight equipment’s value is recovered by the revenues generated from the lease and we may not be able to realize such flight equipment’s residual value after lease expiration. Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft and engines will depend in part on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease and disposition, which are outside of our control.
Our business depends heavily on the level of demand for flight equipment in our fleet, which may decline as a result of changes in market conditions and the overall health of air travel.
Flight equipment are long-lived assets and aircraft demand can change over time as a result of changes in market conditions outside of our control. Customer demand for our assets is primarily driven by long-term trends in passenger air travel and air cargo demand, and is limited by airport and air traffic control infrastructure constraints. Demand is also influenced by changes in economic growth, regulation, customer profitability, fuel prices, the availability of asset financing, pricing and other competitive factors. The imposition of more stringent regulation on air travel, may adversely impact the profitability of air travel and reduce demand for our aircraft and engines. Types of regulation that could impact flight equipment demand include environmental rules, noise or emissions limitations, age constraints, trade and import and export controls, tariffs and other trade barriers. If flight equipment demand declines, lease rates and residual values of assets could be negatively impacted and we may be unable to lease our assets on favorable terms, if at all. Flight equipment values and lease rates have occasionally experienced sharp decreases in response to market conditions or otherwise.
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
In addition, new aircraft types that are introduced to the market could be more attractive for the target lessees of our aircraft, increasing the supply of older aircraft in the marketplace. This may cause the retirement and obsolescence of aircraft models, decrease comparative values of aircraft based on newly competitive aircraft and reduce the availability of spare parts for older aircraft. For instance, Airbus S.A.S. (“Airbus”), The Boeing Company (“Boeing”) and Embraer S.A. (“Embraer”) have launched several new technology aircraft types in recent years, including the Boeing 787 Family, the Boeing 737 MAX Family, the Airbus A320neo Family, the Airbus A330neo Family, the Airbus A350 Family, the Airbus A220 Family and the Embraer E-Jet E2 Family. These new technology aircraft types, and potential variants of these types, may reduce the desirability of, and have an adverse effect on residual value and future lease rates of, older aircraft types and variants. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus, Boeing and Embraer, putting downward price pressure on, and decreasing the marketability of, aircraft from these manufacturers. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees.
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
The manufacture and supply of commercial aircraft is concentrated among a limited number of manufacturers. Aircraft also have long delivery cycles. We rely, as a result, on these manufacturers responding early and appropriately to changes in the market environment, delivering aircraft that meet our lessees’ expectations and fulfilling contractual obligations they have to us. Failure on the part of manufacturers in relation to any of these requirements may cause us to experience:
•missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships. For example, the suspension of deliveries of the Boeing 787, production halts and enhanced inspection procedures required in advance of certification and clearance for delivery of Boeing aircraft have led to delays in the delivery of our aircraft on order from Boeing. A recent fuselage quality control issue identified on Boeing 737 MAX 9 aircraft, and the resulting FAA limits on expansion of 737 MAX production, is likely to lead to additional delays;
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
•a reduction in our competitiveness due to deep discounting by the aircraft or engine manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket for lease or sell at a profit, some of the aircraft in our fleet; and
•technical or other difficulties with aircraft or engines after delivery that subject aircraft to operating restrictions or groundings, reducing value and lease rates of such aircraft and our ability to lease or dispose of such aircraft on favorable terms. Operating restrictions or groundings may also adversely impact our lessees’ business. For example, the recent announcement by Pratt & Whitney that production quality issues will require the removal of its geared turbofan engines for accelerated inspection is expected to lead to an increase in groundings of impacted A320neo Family aircraft, which may negatively impact the financial condition of our lessees and demand for Pratt & Whitney-powered A320neo Family aircraft.
Uncertainty regarding air travel demand may also lead to a reduction in the availability of debt financing for aircraft purchases, which could increase the gap between aircraft production and demand. Any such decrease in aircraft values and lease rates, or increase in the cost or availability of funding, could materially and adversely affect our financial results.

Risks related to the financial strength of, and our relationship with, our lessees
Our financial condition is dependent, in part, on the financial strength of our lessees.
We generate our revenue primarily from leases to airlines, and as a result we are exposed to many of the risks that airlines face. The ability of our lessees to perform their obligations depends primarily on their financial condition and cash flows, which are affected by factors outside our control. In addition to general economic and market conditions, airlines are affected by overall changes in passenger and air cargo demand, the price and availability of jet fuel, labor difficulties and costs, manufacturer production issues, disruptions to operations due to global conflicts, currency exchange rates, the availability of financial or other governmental support and governmental regulation and associated fees, including travel restrictions, restrictions on greenhouse gas emissions, environmental regulations and fly-over restrictions.
Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to be affected, and are affected more quickly, by these factors. Such airlines are also more likely to seek operating leases.
A deterioration in the financial condition and cash flows of our lessees, including from the inflationary environment, supply chain issues, grounding of aircraft, higher jet fuel prices and higher interest rates or the impact of epidemic diseases would increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.
Our financial condition, financial results and cash flows may be materially and adversely affected by any events adversely affecting the financial strength of our lessees.
Increases in fuel prices and fuel price volatility could affect our lessees’ ability to meet their lease payment obligations to us.
The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates, including events, such as natural disasters and wars, that affect fuel supply. For example, predominantly as a result of the Ukraine Conflict and resulting sanctions imposed by various governments on Russia, in 2022 oil prices and jet fuel prices rose to their highest levels since 2008.
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
If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. In addition, in recent years, several airlines and other customers, including several of our lessees, have filed for protection under their local bankruptcy and insolvency laws, and certain airlines and other customers have gone into liquidation, and the impact of the Covid-19 pandemic on air travel caused an increase in the number of airlines and other customers filing for such protection. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the flight equipment promptly and at favorable rates, if at all. Moreover, airline bankruptcies historically have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. As such, further reorganizations would adversely affect our ability to re-lease or sell aircraft at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.
If our lessees fail to cooperate in returning our assets following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.
Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which our flight equipment is located and the applicable law. We may need to obtain a court order or consents for deregistration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the asset is registered or in which the lessee operator is based, repossessing and exporting the asset may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist deregistration or export of the asset. For example, due to the Ukraine Conflict and sanctions imposed against Russia, we sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia, but we have been unable to repossess the vast majority of those assets. Please refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
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

We have limited control over the operation of our flight equipment while it is under lease and depend on our lessees to properly maintain and insure our flight equipment.
While our flight equipment is on lease, we do not directly control its operation. Under our leases, our lessees are primarily responsible for maintaining our assets, obtaining adequate levels of insurance and complying with all governmental requirements applicable to the lessee and the flight equipment, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. Nevertheless, because we still own and hold title to the flight equipment we could be exposed to costs resulting from a lessee’s failure to properly maintain an asset under lease or be held liable for losses resulting from its operation while under lease. If a lessee fails to perform required maintenance on our asset during the term of the lease, the asset’s market value may decline or we might be required to incur maintenance and modification costs, which would result in lower revenues from its subsequent lease or sale, or the asset might be grounded. Additionally, if our lessees are unable to procure, or fail to maintain, adequate insurance coverage, default in their indemnification or insurance obligations to us, or are exposed to losses for which they do not have coverage, our lessees’ operations may be curtailed or halted, and we could face increased costs from pursuing corrective action or face reductions in, or the absence of, insurance proceeds that would otherwise be payable to us in the case of loss. If our lessees fail to meet their obligations to pay supplemental maintenance rents or end-of-lease (“EOL”) compensation, fail to perform required scheduled maintenance, fail to obtain and maintain insurance coverage for losses to which they are exposed, or if we are required to incur unexpected costs associated with any of the above, our financial results may be materially and adversely affected.
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
The aviation leasing industry is highly competitive. Our competitors are primarily other major aircraft leasing companies, but we may also encounter competition from emerging aircraft leasing companies that we do not currently consider our main competitors. We may also face competition from other market participants, such as airlines, aircraft manufacturers, aircraft brokers, financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices) and other entities that invest in aircraft and engines. Some of these competitors may have greater operating and financial resources than we do and we may not always be able to compete successfully, which could materially and adversely affect our financial results.
Over the past several years, market participants in the aviation industry have changed as a result of restructuring or bankruptcies, mergers and acquisitions, entities entering or exiting the industry or entities entering into new or different market segments. We expect similar transitions to continue to take place into the future. Changes in market participants may affect our business by, for instance, reducing competition amongst manufacturers, changing the offering of aircraft types and models in the market, reducing demand for our aircraft from lessees or increasing the competition we face for new lessees or favorable terms on our transactions. New aircraft manufacturers, such as JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China, could produce aircraft that compete with current offerings from Airbus, Boeing and Embraer. These changes may materially affect our business.
The financial instability of, or manufacturing delays suffered by, an aircraft or engine manufacturer could impact delivery of our aircraft and engines on order and negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, manufacturing and quality control issues, and any financial instability, at any of these manufacturers could harm our business, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us. For additional detail, please refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.” Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for new aircraft delivery delays greater than one year, and our purchase agreements contain similar provisions. If there are manufacturing delays for new aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations. For example, the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of Boeing 777-300ER aircraft into long-haul large-capacity freighters, may encounter delivery delays due to delays in achieving regulator certification.
Further, we may experience additional delivery delays and associated costs if aircraft manufacturers encounter quality issues that delay the manufacture of new aircraft or those aircraft fail to meet the contractual requirements or the requirements of air travel regulators. For example, the suspension of deliveries of the Boeing 787, production halts and enhanced inspection procedures required in advance of certification and clearance for delivery of Boeing aircraft have led to delays in the delivery of our aircraft on order from Boeing. A recent fuselage quality control issue identified on Boeing 737 MAX 9 aircraft, and the resulting FAA limits on expansion of 737 MAX production, is likely to lead to additional delays. Delivery delays can materially affect our revenues, results of operations, net income and operating cash flows. Refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.”

Risks related to accounting and impairments
If a decline in demand for certain assets causes a decline in its projected lease rates and residual values, or if we expect to dispose of an asset for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the asset value (including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities), an impairment loss is recognized. The loss is measured as the excess of the carrying value of the asset over its estimated fair value. Factors that may contribute to impairment charges include, but are not limited to, unfavorable airline industry trends affecting the residual values of certain flight equipment types, high fuel prices and development of more fuel-efficient aircraft shortening the useful lives of certain aircraft, management’s expectations that certain flight equipment is more likely than not to be parted-out or otherwise disposed of sooner than their expected life, and new technological developments. Cash flows supporting carrying values of older flight equipment are more dependent upon current lease contracts. In addition, we believe that residual values of older flight equipment are more exposed to non-recoverable declines in value in the current economic environment.
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
As of December 31, 2023, 375 of our owned passenger aircraft under operating leases were 15 years of age or older. These aircraft represented 7% of our total flight equipment and lease-related assets and liabilities as of December 31, 2023. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates—Flight equipment held for operating leases, net” for a detailed description of our impairment policy.

Risks related to information technology
A cybersecurity incident, including a ransomware attack, could lead to a material disruption of our information systems or the information systems of our third-party providers, the loss of business information or losses attributable to fraud, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.
Our business depends on the secure operation of our information systems and the information systems of our third-party providers to manage, process, store and transmit information associated with aviation leasing. Like other global companies, we have, from time to time, experienced cybersecurity threats to our data and information systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions.
As previously disclosed on January 22, 2024, the Company experienced a cybersecurity incident related to ransomware in January 2024. We promptly took steps to contain, assess and remediate the incident with the support of third-party cybersecurity experts. In addition, we notified law enforcement and appropriate regulatory authorities. There was no material disruption to the Company’s operations.
Our investigation into this incident, which has been and continues to be supported by third-party cybersecurity forensic review experts, has determined that on January 13, 2024, the perpetrator exploited a vulnerability in third-party software to obtain access to data hosted on a small number of the Company’s IT servers. During the period from January 13, 2024 to January 17, 2024 the perpetrator attempted to gain broader access to the Company’s information systems, and also attempted to encrypt the Company’s data through the use of ransomware. All evidence to date indicates these attempts failed as a result of the successful operation of the Company’s cybersecurity safeguards. We became aware of the cybersecurity incident on January 17, 2024 and immediately deployed business continuity and cybersecurity measures, which we believe excluded the perpetrator from our systems by the following day and eliminated the identified vulnerability.
Our investigation has determined that the perpetrator did not gain access to our key document management systems, our treasury or payment systems, or other information systems which are key to internal controls over financial reporting. However, the perpetrator did exfiltrate certain data of the Company, representing less than 0.5% of the Company’s overall data by volume. Our review of the exfiltrated data remains ongoing. To date, we have suffered no financial loss related to this incident. However, the Company has incurred, and will continue to incur, expenses related to this attack. Further, the Company remains subject to risks and uncertainties as a result of the incident, including related to potential exposure or exploitation of the data that was exfiltrated as noted above.
A cybersecurity incident, including a ransomware attack such as the one that occurred in January 2024, that bypasses our information security systems or the information security systems of our third-party providers, and causes an information security breach could lead to a material disruption of our information systems or the information systems of our third-party providers, as applicable, and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. In addition, a cybersecurity incident at a third-party provider, lessee or other business counterparty could result in fraudulent activity that causes costs or other losses to us. Any such losses could harm our reputation or result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs or liability. While we devote substantial resources to maintaining adequate levels of cybersecurity and other related controls, our resources and technical sophistication cannot prevent all cybersecurity incidents.
We could suffer material damage to, or interruptions in, our information systems or the information systems of our third-party providers as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software.
We depend largely upon our information systems and the information systems of our third-party providers in the conduct of all aspects of our operations. Such information systems are subject to damage or interruption from events such as power outages, computer and telecommunications failures, computer viruses, security breaches, enhanced cybersecurity threats arising from the use of artificial intelligence by bad actors, fire and natural disasters. Damage or interruption to these information systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of information systems-related projects that will require ongoing information systems-related development, conversion of existing information systems and the rollout of new information systems. Costs and potential problems or interruptions associated with the implementation of new or upgraded information systems and technology or with maintenance or support of existing information systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our information systems may have a material adverse effect on our business or results of operations.

Risks related to our structure and taxation
We are a public limited liability company incorporated in the Netherlands (“naamloze vennootschap” or “N.V.”) and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
We were incorporated under the laws of the Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors are governed by the laws of the Netherlands and our articles of association. The rights of shareholders under the laws of the Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and executive officers and most of our assets and the assets of many of our directors are located outside the United States. In addition, our articles of association do not provide for U.S. courts as a venue for, or for the application of U.S. law to, lawsuits against us, our directors and executive officers. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against us or them based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the Dutch courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.
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
We do not believe we will be classified as a PFIC for 2023. Although there can be no assurance, we do not expect to be classified as a PFIC for 2024 or subsequent years. This expectation is based on our current operations and current law. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under the PFIC rules. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. Refer to “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.
We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
We and our subsidiaries are subject to the income tax laws of Ireland, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws or practices, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

Organisation for Economic Cooperation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative.
In 2019, the OECD announced an initiative to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports in 2020. In 2021, the European Commission published an EU Directive (the “EU Minimum Tax Directive”) to incorporate the Pillar Two minimum tax rate rules into EU law. Ireland has enacted the EU Minimum Tax Directive into domestic legislation and the implementation of these rules may impact the results of our operations in Ireland and certain other jurisdictions in which our subsidiaries are based. The introduction of the EU Minimum Tax Directive means the group must be taxed at a minimum effective tax rate of 15%. In Ireland, the EU Minimum Tax Directive has been implemented by means of a new top-up tax to achieve an effective rate of 15% that will become effective in 2024. Further guidance is expected from the OECD or the Irish tax authority as to how certain aspects of Pillar Two will operate. Any future guidance or directives issued by the OECD or the Irish tax authority could alter the operation of this tax and any such changes to how this tax operates could have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
We may become subject to additional taxes in Ireland based on the extent of our operations carried on in Ireland.
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. Where the 12.5% rate applies to our income, we expect to incur additional top-up tax charges following the EU Directive being transposed into Irish law, which seeks to ensure that companies are taxed at a minimum effective tax rate of 15%. As of December 31, 2023, we had significant Irish tax losses available to carry forward against our trading income. The ability to carry forward Irish tax losses to offset future taxable trading income and to avail of the 12.5% rate depends in part on the extent and nature of activities carried on in Ireland, both in the past and in the future. In the past, the Irish Revenue Commissioners (“Irish Revenue”) issued certain confirmations regarding the application of the 12.5% tax rate to the activities, such as leasing and financing, undertaken by Irish lessors. Irish Revenue has advised that these confirmations will no longer apply with effect from January 1, 2024. Instead, certain aspects of the Irish leasing regime have been codified into law in Finance Act (No.2) 2023 and Irish Revenue is expected to release new guidance in early 2024 regarding the tax treatment of leasing companies. The combination of the revised law and final guidance (when available) could impose a higher threshold on the Irish lessors within our group when evidencing that they have sufficient activity to avail of the 12.5% rate on their leasing and financing activity.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”).
In 2021, the European Commission issued a proposal for a council directive to establish rules to prevent the misuse of shell entities for tax purposes within the EU (“EU ATAD 3”) and has since issued a number of draft amendments to this directive. While EU ATAD 3 was initially expected to be adopted and published into EU member states’ national laws by June 30, 2023, and become effective as of January 1, 2024, it has not yet become effective and there is considerable uncertainty surrounding the development of the proposal and its implementation. One of the proposed amendments has been to delay the application of EU ATAD 3 to January 1, 2025. EU ATAD 3 could result in additional reporting and disclosure obligations.
The U.S. Corporate Alternative Minimum Tax (“CAMT”) may impact our effective tax rate in future periods.
In 2022, the United States enacted the Inflation Reduction Act, which includes a 15% corporate alternative minimum tax on adjusted financial statement income (“AFSI”). For a corporation that is a member of a foreign-parented multi-national group, the CAMT applies where (i) the three-year average annual AFSI from all members of the foreign-parented multi-national group exceeds $1 billion, and (ii) the three-year average annual AFSI from the group’s U.S. corporation(s) is $100 million or more. The Internal Revenue Service (“IRS”) has issued guidance on the application and calculation of the CAMT, but significant additional guidance is expected to be released in future regulations to be promulgated by the U.S. Treasury. As such, the CAMT’s impact on our effective tax rate for 2023 currently remains uncertain.

We may fail to qualify for benefits under one or more tax treaties.
We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the leasing of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland). That qualification may depend on, among other factors, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.
The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal and state taxes, which could have a material adverse effect on our financial results.

Item 4.    Information on the Company
Business overview
Global leader in aviation leasing
AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us,” or the “Company”) is the industry leader across all areas of aviation leasing, with a portfolio consisting of 3,452 aircraft, engines and helicopters that were owned, on order or managed as of December 31, 2023. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the year ended December 31, 2023, we executed 953 aviation asset transactions.
We have an extensive track record of successfully acquiring and integrating companies, including the acquisition of Genesis Lease in 2010, the acquisition of International Lease Finance Corporation (“ILFC”) in 2014 and the acquisition of GE Capital Aviation Services (“GECAS”) in 2021. The acquisitions of ILFC (the “ILFC Transaction”) and GECAS (the “GECAS Transaction”) are the two largest transactions in the history of aviation leasing. We believe that our ability to successfully identify, acquire and integrate companies is a key competitive advantage.
Aircraft leasing
AerCap is the global leader in aircraft leasing, with customers in every major geographical region. As of December 31, 2023, we owned 1,556 aircraft, managed 184 aircraft and had 338 new aircraft on order. As of December 31, 2023, the average age of our owned aircraft fleet, weighted by net book value, was 7.3 years. During the year ended December 31, 2023, the weighted average utilization rate for our owned aircraft was 98%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the year ended December 31, 2023 and were therefore not calculated as utilized.
AerCap Cargo is a global leader in the air cargo market, with more than 30 years’ experience and a global fleet of over 120 aircraft that are owned, serviced or committed for conversion. AerCap Cargo provides ten types of modern narrowbody and widebody cargo aircraft to 17 customers around the world, including e-commerce, express delivery and general cargo operators. AerCap Cargo also plays a developmental role in the provision of new cargo options, including the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of the Boeing 777-300ER aircraft into long-haul large-capacity freighters. AerCap Cargo was also involved in the development of the Boeing 767-300BDSF and the launch of Boeing’s 737BCF freighter conversion program and, more recently, the A321 freighter conversion programs with EFW and ST Aerospace. AerCap Cargo’s largest customers are Amazon and Maersk.
Engine leasing
AerCap is the world’s largest lessor of spare engines, with approximately 1,000 engines, including engines owned and managed by Shannon Engine Support Ltd (“SES”), our joint venture with Safran Aircraft Engines (“Safran”), and over 80 customers. Our spare engine portfolio is predominantly comprised of new technology engines manufactured by General Electric (“GE”) and CFM International (“CFMI”), the most liquid engine types that power the world’s most popular and in-demand aircraft, including Airbus A320 and A320neo Family aircraft and Boeing 737, Boeing 787, and Boeing 737 MAX aircraft.
We have longstanding relationships and contractual commitments with the two biggest manufacturers of commercial aviation engines, GE and CFMI, including financing and managing their spare engine portfolios. The two largest customers of our engine leasing businesses are GE and CFMI. AerCap, GE and Safran agreed to continue these relationships following completion of the GECAS Transaction.

Helicopter leasing
The Milestone Aviation Group (“Milestone”) is the world’s leading helicopter leasing and financing company with 321 helicopters owned or on order as of December 31, 2023. Milestone partners with helicopter operators and end-users worldwide, providing a wide array of financial and productivity solutions, including operating leases, purchase and leasebacks, secured debt financing, engine leasing and fleet advisory services. Milestone supports 50 customers in approximately 35 countries serving a variety of industries, including offshore oil and gas, offshore wind, search and rescue (“SAR”), emergency medical services, police surveillance and other utility missions. Milestone’s largest customers are CHC Helicopters, Saudi Aramco, Bristow Helicopters, and Avincis.
AerCap Materials
AerCap Materials Inc. (“AerCap Materials”) is a global distributor of airframe and engine components for leading commercial aircraft and engine manufacturers. Since its founding as the Memphis Group in 1971, it has provided quality products and services ranging from spare airframe and engine component distribution, component and asset leasing, consignment services and asset repair management. AerCap Materials has its own dismantlement facility located in Greenwood, Mississippi. AerCap Materials has a large inventory of aircraft parts to support mid-life and new-generation aircraft and provides ready access to support various aircraft types, including Boeing 737NG, Boeing 777, Airbus A320/A320neo Family and Embraer aircraft.
Aviation leases and transactions
We lease most of our flight equipment to customers under operating leases. Under these leases, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and we receive the benefit, and assume the risks, of the residual value of the equipment at the end of the lease. Many operators lease flight equipment under operating leases, as this reduces their capital requirements and costs and affords them flexibility to manage their fleets more efficiently as flight equipment assets are returned over time. Since the 1970s and the creation of aircraft leasing pioneers Guinness Peat Aviation (“GPA”) and ILFC, the world’s airlines have increasingly turned to operating leases to meet their aircraft needs. We serve approximately 300 customers around the world with comprehensive fleet solutions. Our relationships with these customers help us place new flight equipment and remarket existing flight equipment.
Over the life of our flight equipment, we seek to increase the returns on our investments by managing the lease rates, time off-lease and financing and maintenance costs, and by carefully timing the sale of our flight equipment assets. Our current operating leases have initial terms ranging in length up to approximately 16 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease.
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

The following table provides details regarding the aircraft, engine and helicopter transactions we executed during the years ended December 31, 2023, 2022 and 2021. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2023	2022	2021 (a)	Total
Owned portfolio
New leases on new assets	202	100	45	347
New leases on used assets	113	170	107	390
Extensions of lease contracts	243	256	131	630
New asset purchases	173	109	58	340
Asset sales	167	165	56	388
Managed portfolio
New leases on new assets	—	4	—	4
New leases on used assets	13	17	14	44
Extensions of lease contracts	21	23	14	58
New asset purchases	—	9	7	16
Asset sales	21	42	6	69
Total transactions	953	895	438	2,286

(a)    Does not include GECAS transactions executed prior to November 1, 2021 (the “Closing Date”).
We perform a review of all of our prospective lessees, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance capabilities, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We perform on-site credit reviews for new lessees, which typically include extensive discussions with the prospective lessee’s management before we enter into a new lease. We also evaluate the jurisdiction in which the lessee operates to ensure we are in compliance with any regulations and evaluate our ability to repossess our assets in the event of a lessee default. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third party.
We typically require our lessees to provide a security deposit for their performance under a lease, including the return of the leased asset in the specified maintenance condition at the expiration of the lease.
All of our lessees are responsible for the maintenance and repair of the leased flight equipment as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the leased asset in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2023 and 2022, 33% and 31%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
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

During the term of our leases, some of our lessees may experience financial difficulties resulting in the need to restructure their leases. Generally, our restructurings can involve a number of possible changes to the lease terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration. In some cases, we may repossess a leased asset and, in those cases, we usually export the leased asset from the lessee’s jurisdiction to prepare it for remarketing. In the majority of repossessions, we obtain the lessee’s cooperation and the return and export of the leased asset are completed without significant delay. In some repossessions, however, our lessees may not cooperate in returning leased assets and we may be required to take legal action. In connection with the repossession of an asset, we may be required to settle claims on such asset or to which the lessee is subject, including outstanding liens on the repossessed asset. Refer to “Item 3. Key Information—Risk Factors—Risks related to the financial strength of, and our relationship with, our lessees—If our lessees fail to cooperate in returning our assets following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions” for a discussion of how repossessions may affect our financial results.
Scheduled lease expirations
The following table presents the scheduled lease expirations for our owned aircraft under operating leases by aircraft type as of December 31, 2023. The table does not give effect to contracted unexercised lease extension options, aircraft on finance leases, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or disassembly of an aircraft for the sale of its parts (“part-out”).

Aircraft type	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	Thereafter	Total
Passenger Aircraft	65	130	169	184	113	86	87	104	99	88	226	1,351
Airbus A220 Family	—	—	—	—	—	—	—	—	—	—	9	9
Airbus A320 Family	31	67	78	99	54	25	5	10	4	—	2	375
Airbus A320neo Family	—	5	6	7	9	25	40	48	62	47	135	384
Airbus A330	1	14	12	9	5	—	3	—	1	1	—	46
Airbus A330neo Family	—	—	—	—	—	—	—	—	—	—	4	4
Airbus A350	—	—	—	1	7	6	6	9	—	5	7	41
Boeing 737 MAX	—	—	—	—	—	—	5	2	—	16	28	51
Boeing 737NG	19	30	57	45	16	3	15	13	13	6	8	225
Boeing 777-200ER	—	—	3	—	—	—	—	—	—	—	—	3
Boeing 777-300ER	1	7	4	5	4	5	—	—	—	6	10	42
Boeing 787	1	4	2	6	10	15	13	17	12	7	18	105
Embraer E190/E195/E2	8	—	2	4	5	4	—	3	6	—	5	37
Other	4	3	5	8	3	3	—	2	1	—	—	29
Freighter Aircraft	2	1	1	3	8	5	17	2	8	7	5	59
Airbus A321	—	—	—	—	—	—	—	—	—	1	—	1
Boeing 737	2	1	—	2	3	5	17	1	8	6	5	50
Boeing 747 / 767 / 777	—	—	1	1	5	—	—	1	—	—	—	8
Total (a) (b)	67	131	170	187	121	91	104	106	107	95	231	1,410

(a)As of December 31, 2023, scheduled lease expirations through the end of 2025 represented less than 7% of the aggregate net book value of our fleet. As of February 20, 2024, 40 of the 67 aircraft with leases expiring in 2024 have been re-leased, have had leases extended, have been designated for sale or part-out or sold.
(b)Includes 15 aircraft that were off-lease and under commitment for re-lease as of December 31, 2023.

Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2023:

Lessee	Percentage of 2023 lease revenue
American Airlines	6.6%
China Southern Airlines	4.5%
Azul Airlines	3.8%
Hainan Airlines	2.7%
Ethiopian Airlines	2.6%
Total	20.2%
We lease our aircraft to lessees located in every major geographical region. The following table presents the percentage of our total lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
Region	2023	2022	2021
Asia/Pacific/Russia (a)	34%	33%	36%
Europe	23%	24%	26%
United States/Canada/Caribbean	19%	20%	16%
Latin America	12%	12%	12%
Africa/Middle East	12%	11%	10%
Total	100%	100%	100%

(a)    Total lease revenue related to Russia was recognized until the leasing of our aircraft and engines with Russian airlines was terminated in 2022. Refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
For further geographic information on our total lease revenue and long-lived assets, refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft and engine services
We provide aircraft and engine asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2023, we had asset management servicing contracts with 21 parties that owned 184 aircraft and 186 engines. Since we have an established operating system to manage our own aircraft and engines, the incremental cost of providing asset management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft and engine asset management activities include:
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
Aviation parts and supply chain
Through AerCap Materials, we provide airframe and engine parts and supply chain solutions and we disassemble aircraft and engines into parts. AerCap Materials sells airframe parts to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors.

Our business strategy
We develop and grow our aviation leasing business by executing on our focused business strategy, the key components of which are as follows:
Manage the profitability of our flight equipment portfolio
Our ability to profitably manage flight equipment throughout its lifecycle depends, in part, on our ability to successfully source acquisition opportunities of new and used flight equipment at favorable terms, as well as our ability to secure long-term funding for such acquisitions, lease flight equipment at profitable rates, minimize downtime between leases and associated maintenance expenses and opportunistically sell aircraft. We manage the long-term profitability of our flight equipment portfolio by:
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
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2023, we arranged $13.3 billion of financing, consisting primarily of notes issuances in the capital markets, bank debt and revolving credit facilities.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive aircraft purchase opportunities that may arise. As of December 31, 2023, we had $11.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities and $1.6 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of flight equipment to generate additional cash flows. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
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
Maintain a diversified customer base
We operate our business on a global basis, leasing flight equipment to customers in every major geographical region. We have active relationships with approximately 300 customers around the world. These customer relationships are either with existing customers or airlines with which we maintain regular dialogue in relation to potential transaction opportunities. Our relationships with these airlines help us place new flight equipment and remarket existing flight equipment. We monitor our lessee exposure concentrations by both customer and country jurisdiction and intend to maintain a well-diversified customer base. We believe we offer a quality product, both in terms of assets and service, to all of our customers. We have successfully worked with many customers to find mutually beneficial solutions to operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aviation assets as a result of our customer reach, quality product offering and strong portfolio management capabilities.

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
Shannon Engine Support Ltd
SES is a joint venture 50% owned by us and 50% owned by Safran. SES is headquartered in Shannon, Ireland, with marketing offices in Singapore, Beijing, China and Budapest, Hungary. SES offers spare engine solutions to CFMI operators, including guaranteed pool access, short-term and long-term leases, trading and exchanges, all of which can be structured and combined to meet an individual airline’s fleet requirements. SES’s spare engine pools are located at certified MRO facilities around the world, close to international logistics hubs, to easily support airlines operating CFM56 and LEAP powered aircraft. We account for our investment in SES under the equity method of accounting.
Refer to Note 10—Associated companies to our Consolidated Financial Statements included in this annual report for further details on our joint ventures.
Relationship with Airbus, Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing measured by deliveries of aircraft through 2023 and our order backlog. We were also the launch customer of the Embraer E2 program. We are also among the largest purchasers of engines from each of CFMI, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities.
Competition
The aviation leasing and sales business is highly competitive, and we face competition from other aviation leasing companies, airlines, aviation manufacturers, aviation brokers and financial institutions. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the marketplace of the types of aircraft that can meet customer requirements. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas.

Insurance
Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our flight equipment, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the asset.
In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft (in each case, at a value stipulated in the relevant lease that typically exceeds the aircraft net book value by approximately 10%) and hull war risks insurance covering risks such as hijacking and terrorism and, where permitted, including confiscation, expropriation, nationalization and seizure (subject to adjustment or fleet or policy aggregate limits in certain circumstances and customary exclusions). Our lessees are also required to carry aircraft spares insurance and aircraft third-party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of an asset. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessees’ insurance brokers.
We also purchase insurance that provides us with coverage when our assets are not subject to a lease or where a lessee’s policy fails to indemnify us, and this insurance is subject to customary deductions and exclusions. In addition, we carry customary insurance for our property, which is subject to customary deductibles, limits and exclusions. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain. Refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—Our insurance policies, including our use of a captive insurance company, may not provide adequate protection against risks, events outside of our control may cause insurers to raise premiums and/or reduce or cancel available coverage, and we may not be able to recover losses under our policies.” Also refer to Note 31—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
Regulation
While the air transportation industry is highly regulated, we generally are not directly subject to most of these regulations, as we do not generally operate our assets. Our lessees are subject, however, to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our assets. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of flight equipment are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair.
Limitations on emissions, such as the ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older aircraft on a timely basis, on favorable terms, or at all. This is an area of law that is rapidly evolving and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed, what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
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

ITAR and EAR compliance are an integral part of AerCap’s compliance activities. Our wholly-owned subsidiary, Milestone Aviation, is a helicopter operating lessor that engages in defense trade activities. While our fleet is comprised of civil helicopters, certain of the helicopters (generally helicopters configured for SAR or police services missions) are equipped with controlled equipment covered by active ITAR licenses. In view of our defense trade activities, The Milestone Aviation Group LLC is registered with DDTC as an exporter and broker under ITAR. The controlled equipment in our fleet may require prior authorizations to be exported to certain jurisdictions. Any failures by us or our customers or suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, investigations, adverse publicity or restrictions on its ability to continue to engage in business activities involving controlled equipment, and repeat failures could carry more significant penalties. Any changes in export or sanctions regulations may further restrict business activities involving controlled equipment. The length of time required by the licensing processes can vary, potentially delaying helicopter lease transactions and the recognition of the corresponding revenue.
Please refer to “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—We are subject to regulatory and compliance risks and requirements associated with transacting business in many countries” and “Item 3. Key Information—Risk Factors—Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business—Our assets are subject to various environmental regulations and concerns, including those relating to climate change” for a detailed discussion of government sanctions, export controls and other regulations that could affect our business.
Litigation
Please refer to Note 31—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for a detailed description of material litigation to which we are a party.
Trademarks
AerCap Holdings N.V. has registered the “AerCap” trademark with various intellectual property offices, including those in the United States, Argentina, Australia, Benelux, Brazil, Canada, Chile, European Union, Hong Kong, Indonesia, Ireland, Korea, Mexico, New Zealand, Pakistan, Panama, Saudi Arabia, Sri Lanka, Trinidad and Tobago, Turkey, United Arab Emirates and the United Kingdom, as well as filed the “AerCap” trademark with the World Intellectual Property Organization (“WIPO”). AerCap Holdings N.V. has also filed trademark applications for the “AerCap” logos and the “Never Stand Still” trademark with various intellectual property offices, including those in the United States, Australia, Belarus, Benelux, Brazil, Canada, China, the European Union, India, Indonesia, Ireland, Japan, Mexico, New Zealand, Norway, Republic of Korea, Russia, Switzerland, Thailand, Turkey, United Arab Emirates, the United Kingdom, Vietnam and WIPO. The Milestone Aviation Group LLC has registered the “Milestone” trademark with the United States Patent and Trademark Office, the European Union Intellectual Property Office, and various local trademark authorities.
Culture and values
We are proud of our high-performance culture, which is built on the values of Ambition, Excellence and Respect. We believe that true success is built upon a foundation of trust and integrity, and we endeavor to create an environment where our people feel included and empowered to do their best work and reach their full potential. We strive to conduct our business with integrity and in an honest and responsible manner and to build and maintain long-term, mutually beneficial relationships with our customers, suppliers, shareholders, employees and other stakeholders. These values contribute to sustainable long-term value creation for AerCap and its stakeholders and are further specified in our code of conduct and our ethics-related compliance policies, procedures, trainings and programs. Ethical behavior is strongly promoted by the senior leadership team. The Company has an excellent track record in relation to ethics and compliance. These ethical values are reflected in the Company’s long-term strategy and our way of doing business. During 2023, we launched our new corporate brand identity and our new employer brand, which emphasize and reinforce our culture and values.

Sustainability and community
During 2023, our Board-level ESG Committee (“the ESG Committee”) met four times to discuss and review AerCap’s approach to ESG-related topics. The ESG Committee comprises three independent directors of the AerCap Board and three members of the AerCap senior leadership team. We believe this creates a balance between the execution of strategy at an executive level and the independent oversight and counsel of the experienced board members. These individuals have relevant experience in areas such as governance, sustainability, greenhouse gas emissions management, charitable outreach, financial reporting and reputational risk management. The ESG Committee is responsible for assisting AerCap’s Board of Directors in defining and reviewing the Company’s strategy relating to ESG and developing and maintaining the Company’s policies, programs, targets and initiatives in this space. This approach is designed to provide dedicated oversight of ESG issues at the highest level. In December 2022, AerCap’s Board of Directors approved AerCap’s ESG Strategy, which is aligned with AerCap’s overall strategic approach to be positioned for growth and resilient against risks. This ESG Strategy outlines the Company’s overall ESG goals, risks and opportunities and is focused on the impact AerCap can have through asset purchases and sales, leasing activity, financing and investment, collaboration with partnerships, engagement on policy, governance and AerCap’s role as an employer.
In April 2023, we published our latest annual ESG report (the “2022 ESG Report”), which was based on Global Reporting Initiative (“GRI”) Standards. The 2022 ESG Report is publicly available on our website and is not incorporated by reference into this annual report. The 2022 ESG Report sets forth in detail our commitment to growing our business in a responsible and sustainable way. We continue to expand and refine our ESG reporting, based on best practices and our engagement with stakeholders and their expectations. In 2022, AerCap published its Scope 3 greenhouse gas emissions from downstream leased assets (owned aircraft only) for every year since 2015. Since 2014, AerCap has transformed its fleet from approximately 6% new technology aircraft measured by net book value to approximately 70% new technology aircraft at the end of 2023, among the highest percentages of all major aircraft lessors. New technology aircraft produce significantly lower emissions than the previous generation aircraft they replace and drive emissions reductions for our airline customers as well as significant cost savings. The reduction in Scope 3 greenhouse gas emissions that AerCap achieved from 2015 to 2020 was the direct result of AerCap’s strategy of purchasing what we believe are the most fuel-efficient, and newest technology aircraft available from the Original Equipment Manufacturers (“OEMs”) and disposing of older technology and less fuel-efficient aircraft. With the acquisition of GECAS in November 2021, our fleet of owned aircraft nearly doubled, and as a result, our Scope 3 greenhouse gas emissions in 2022 increased. However, as we continue to progress towards our target of 75% new technology aircraft by the end of 2024, we aim to reduce our Scope 3 greenhouse gas emissions going forward.
In 2023, AerCap purchased 80 fuel-efficient, new technology aircraft and sold 74 primarily current technology aircraft with an average age of 16 years. Approximately 80 of our airline customers now lease new technology aircraft from us. We believe the best way for us to support the reduction of global greenhouse gas emissions is to follow the “leading-edge” approach, which means taking the best steps available to our industry. Today, that means investing in new technology aircraft, and we are on track to meet our ambitious target to transition our fleet to 75% new technology aircraft by net book value by the end of 2024.
Through AerCap Materials, we are able to efficiently retire aircraft. ICAO estimates that approximately 85-90% of an aircraft can be recycled back into the supply chain either as spare parts or raw materials. AerCap Materials has been certified by the International Organization for Standardization and the Aircraft Fleet Recycling Association and has over 50 years’ experience in this field, contributing to our processes designed to help ensure that aircraft are retired with adherence to strict environmental and safety protocols.
AerCap is a member of Aircraft Leasing Ireland (“ALI”) and is a signatory to ALI’s inaugural Sustainability Charter, which outlines ten priority sustainability principles focused on areas including climate action and net zero greenhouse gas emissions, technology and innovation and waste and the circular economy. AerCap has a dedicated Government Affairs function based in Brussels that is focused on legislative developments and strategic matters emerging from Europe and beyond. We are engaged in active and frequent dialogue and collaboration with regulatory policymakers, government bodies, industry trade associations and key business partners on aviation decarbonization policies.
In our offices globally, AerCap is committed to increasing our efficient use of resources and reducing unnecessary waste. Our headquarters in Dublin has been Leadership in Energy and Environmental Design Platinum certified in areas such as building materials, energy and water use and accessibility. We are working with our landlords to improve the efficiency of our other offices.

At AerCap, we believe our employees are our greatest asset. We actively seek to hire and retain talented employees and remunerate our employees with what we believe are some of the most attractive packages in the industry. This includes not only competitive salaries and benefits, but also performance-based-bonuses and employee share schemes. In addition, we also provide opportunities for employees to move and grow within the organization through continuous development programs, industry insights, training and knowledge sharing sessions. In 2022, we introduced a flexible working policy which was well received by our employees. We see great value in having a diverse workforce, in terms of gender diversity as well as diversity of cultural, social and educational backgrounds. We aim to recruit, employ and promote employees on the basis of qualifications and performance and we are committed to treating all current and prospective employees equally irrespective of race, religion, gender, marital status, family/civil status, sexual orientation, age, disability or any other characteristic protected by applicable laws and regulations. AerCap is committed to maintaining a productive working environment in which all employees are treated with mutual dignity and respect. All employees have the right to work in an environment that is free from sexual harassment, other forms of harassment and bullying. In 2022, AerCap launched its first Diversity, Equity, Inclusion and Belonging (“DEIB”) survey, to help develop a framework for our Diversity and Inclusion (“D&I”) strategy in line with our greater headcount, following the GECAS Transaction. The survey was aimed at understanding what DEIB means to our employees, their views on how AerCap supports these efforts and where and how we can do better. In 2023, we also conducted several D&I focus groups across the Company to gain further insight into the key themes that emerged from the survey, with a view to implementing tangible actions. As a result of the survey and the focus groups, training on topics related to D&I was made available to all employees during 2023. In addition, all relevant corporate policies and procedures were reviewed, and adapted where necessary, to ensure alignment with the Company’s D&I objectives. AerCap’s senior leadership team, together with the ESG Committee, will continue to engage and utilize feedback from employees to further develop programs and initiatives that support our D&I strategy.
We participate in a significant number of charitable events and industry-related educational programs each year. In 2017, AerCap established a Corporate Social Responsibility (“CSR”) Committee. This Committee is employee-led and is responsible for the selection and implementation of fundraising and volunteering initiatives across the Company. At the beginning of each calendar year, AerCap employees vote for four charitable and social themes from a shortlist selected by the CSR committee. Throughout the year, the CSR Committee is responsible for reviewing and evaluating requests for support for charitable and community-related initiatives aligned with the chosen themes. In 2023, the themes employees chose to support were mental health and suicide prevention services, cancer care and hospice services, domestic abuse, gender-based violence and violence against women, child protection and adults and children with special needs. We encourage employees to support local and national organizations that strengthen the communities in which they live and work. Several of our charitable initiatives involve the Company’s matching of funds raised through employee team efforts for the benefit of local community projects. In addition to this, the CSR Committee can nominate chosen charity partners that would benefit from longer-term partnerships with AerCap, rather than one-time donations. As an example, in 2023 AerCap was pleased to support Concern Worldwide’s CHANGE program in Ethiopia, as well as the Museum of Literature Ireland’s “MoLI in the Classroom” program. In 2023, together with our employees, AerCap donated over $800,000 to charitable and social causes.
AerCap is proud to be a sponsor of the prestigious MSc in Aviation Finance program at University College Dublin (“UCD”) Michael Smurfit Graduate Business School since the program launched in 2015. In addition to sponsorship, the Company also arranges for key employees to give lectures to students and provides internships to a number of students from the program. This gives graduates the opportunity to gain valuable hands-on experience in a range of disciplines. In 2019, AerCap established a scholarship program with the University of Limerick (“UL”), the first Women in Aviation program of its type in Ireland. The program aims to create awareness amongst female students of Aeronautical Engineering as a career option and encourage more women to join the industry. Since the launch of the initiative five first-year students of the UL Bachelor of Engineering in Aeronautical Engineering have been awarded the AerCap Women in Aviation Scholarship. As well as an annual financial bursary provided to the scholarship recipients, students have the opportunity to gain first-hand experience through an eight-month internship in the AerCap technical department with mentoring from experienced professionals in the team.
AerCap launched a four-year scholarship program in 2021 in partnership with the Faculty of Engineering at the International School of Engineering at Chulalongkorn University, Thailand, the country’s number one ranked university and a world-class leader in aerospace engineering education. In addition to the scholarships, AerCap provides a range of tailored support to students, including guest lectures, workshops, and summer internships. As part of the program, students undertake a research project focused on ESG and related innovations in the aviation industry, supported by AerCap. As part of our scholarship program with Chulalongkorn University, we sponsored the AerCap ESG Challenge, where we invited aerospace engineering students to showcase their innovative ideas and solutions to tackle ESG challenges in the aviation industry.

Flight equipment portfolio
The following table presents our flight equipment portfolio by type as of December 31, 2023:

Type	Number of owned assets	% Net Book Value	Number of managed assets	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,487	85%	177	338	2,002
Airbus A220 Family	9	1%	6	10	25
Airbus A320neo Family	384	29%	23	148	555
Airbus A320 Family	428	9%	63	—	491
Airbus A330neo Family	4	1%	1	8	13
Airbus A330	48	2%	9	—	57
Airbus A350	41	8%	6	—	47
Boeing 737 MAX	59	4%	8	120	187
Boeing 737NG	264	9%	59	—	323
Boeing 777-200ER	4	—	—	—	4
Boeing 777-300ER	45	3%	1	—	46
Boeing 787	106	18%	1	19	126
Embraer E190/E195/E2	66	1%	—	28	94
Other (a)	29	—	—	5	34
Freighter Aircraft	69	2%	7	—	76
Airbus A321	1	—	—	—	1
Boeing 737	51	1%	7	—	58
Boeing 747/767/777	17	1%	—	—	17
Engines	439	7%	577	37	1,053
Helicopters	313	6%	—	8	321
Total	2,308	100%	761	383	3,452

(a)Other includes 29 owned aircraft (including five Embraer E170/175 aircraft; seven Boeing 767 aircraft; 16 ATR and De Havilland Canada DHC-8-400 aircraft, and one Boeing 757 aircraft) and five regional jet aircraft on order.

The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31:

	As of December 31,
Aircraft type	2023	2022	2021	2020	2019
Passenger Aircraft	97%	98%	97%	100%	100%
Airbus A220 Family	1%	—	—	—	—
Airbus A320neo Family	34%	31%	27%	23%	18%
Airbus A320 Family	10%	12%	13%	13%	14%
Airbus A330neo Family	1%	—	—	—	—
Airbus A330	2%	2%	3%	4%	7%
Airbus A350	9%	10%	10%	10%	10%
Boeing 737 MAX	5%	4%	3%	1%	1%
Boeing 737NG	10%	12%	13%	15%	16%
Boeing 777-200ER	—	—	—	1%	1%
Boeing 777-300/300ER	4%	4%	5%	3%	4%
Boeing 787	20%	21%	20%	29%	28%
Embraer E190/195/E2	1%	1%	2%	1%	1%
Other	—	1%	1%	—	—
Freighter Aircraft	3%	2%	3%	—	—
Airbus A321	—	—	—	—	—
Boeing 737	2%	1%	2%	—	—
Boeing 747/767/777	1%	1%	1%	—	—
Total	100%	100%	100%	100%	100%

New technology aircraft (a)	70%	66%	61%	63%	58%

(a)New technology aircraft include Airbus A220 Family, Airbus A320neo Family, Airbus A330neo Family, Airbus A350, Boeing 737 MAX, Boeing 787 and Embraer E2 aircraft.

During the year ended December 31, 2023, we had the following activity related to owned aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,422	136	14	1,572
Aircraft purchases (a)	83	—	—	83
Aircraft reclassified to held for sale	(27)	—	27	—
Aircraft sold or designated for part-out (b)	(50)	(21)	(28)	(99)
Aircraft reclassified from investment in finance leases, net	(6)	6	—	—
Number of owned aircraft at end of period	1,422	121	13	1,556

(a)Includes 80 new aircraft purchases and three used aircraft purchases.
(b)Includes 25 aircraft that were reclassified to inventory.
Aircraft on order
The following table details our 338 aircraft on order as of December 31, 2023:

Aircraft type	2024	2025	2026	2027	2028	Thereafter	Total
Airbus A220 Family	10	—	—	—	—	—	10
Airbus A320neo Family	43	45	33	22	5	—	148
Airbus A330neo Family	8	—	—	—	—	—	8
Boeing 737 MAX	17	32	38	33	—	—	120
Boeing 787	4	10	5	—	—	—	19
Embraer E190/195-E2	10	18	—	—	—	—	28
Other	—	—	—	—	—	5	5
Total	92	105	76	55	5	5	338
Due to our aircraft order book, we believe that we are well-positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, maintenance, repair and overhaul service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions. Our revolving credit facilities are designed to allow us to rapidly execute our portfolio management strategies by providing us with large-scale committed funding to acquire new and used aircraft.
Aircraft acquisitions and dispositions
We purchase new and used aircraft directly from aircraft manufacturers, airlines and financial investors. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We acquire aircraft at attractive prices in three primary ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts; by purchasing portfolios consisting of aircraft of varying types and ages; and by entering into purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being offered at attractive prices. Through our marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak or to rebalance the composition of our aircraft portfolio.
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2023, we purchased 80 new aircraft and sold 74 aircraft from our owned portfolio.

History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006. AerCap is the global leader in aviation leasing with 2,078 aircraft owned, managed or on order, approximately 1,000 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $71 billion as of December 31, 2023. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2023, we had 215,543,739 ordinary shares issued, including 202,493,168 ordinary shares issued and outstanding, and 13,050,571 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 4,561,249 shares of unvested restricted stock.
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
AerCap completed the acquisition of the GECAS business from GE on November 1, 2021. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. As a result of several sales of their shares during the year ended December 31, 2023, as of November 16, 2023, GE no longer beneficially owned any of our outstanding ordinary shares.
Our primary capital expenditure is the purchase of flight equipment under purchase agreements with the manufacturers (primarily, Airbus, Boeing and Embraer for aircraft). Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
	(U.S. Dollars in thousands)
Purchase of flight equipment	$4,662,680	$3,480,074	$1,703,395
Prepayments on flight equipment	1,569,706	391,498	86,386

Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease that began in December 2015, that has a termination right, at our option, in 2031. We lease our Shannon, Ireland office facility under a lease that expires in 2033, with an option to terminate in 2029. We lease our Singapore office facility under a lease that expires in February 2029. We lease our Miami office facility under a lease that expires in December 2034, with an option to terminate in 2030. In addition to the above facilities, we also lease offices in various locations around the world, including: Dublin, Ireland; Memphis, Tennessee; Amsterdam, The Netherlands; London, United Kingdom; Shanghai, China; and Dubai, United Arab Emirates.
Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aviation assets. As of December 31, 2023, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2023, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) (“AerCap Ireland”), AerCap Ireland Capital DAC (Ireland), AerCap Global Aviation Trust (United States) (“AerCap Trust”), AerCap Aviation Leasing Limited (Ireland), Celestial Aviation Funding Unlimited Company (Ireland) and Celestial Aviation Services Limited (Ireland). Refer to Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.
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
Overview
Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2023 was $3.1 billion, compared to net loss attributable to AerCap of $726 million for the year ended December 31, 2022. For the year ended December 31, 2023, diluted earnings per share was $13.78 and the weighted average number of diluted shares outstanding was 227,656,343, compared to diluted net loss per share of $3.02 and weighted average number of diluted shares of 240,486,849 for the year ended December 31, 2022. Net cash flows provided by operating activities were $5.3 billion for the year ended December 31, 2023, compared to net cash flows provided by operating activities of $5.2 billion for the year ended December 31, 2022.

Major developments in 2023
In 2023, AerCap:
•Executed a total of 953 transactions, including 592 lease agreements;
•Completed purchases of 173 assets, including 80 fuel-efficient, new technology owned aircraft, for approximately $6.4 billion;
•Completed sales of 167 assets for aggregate proceeds of approximately $2.8 billion, including 74 owned aircraft with an average age of 16 years;
•Repurchased an aggregate of 44.3 million ordinary shares for approximately $2.6 billion under share repurchase programs authorized by our Board of Directors in 2023, including the repurchase of 36.4 million shares from GE for $2.1 billion;
•Arranged $13.3 billion of financing, consisting primarily of notes issuances in the capital markets, bank debt and revolving credit facilities; and
•Recognized recoveries of $1.3 billion related to cash insurance settlement proceeds pursuant to insurance settlements with six Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia.
Also in 2023, GE sold all 111,500,000 of our ordinary shares, which represented 46% of our ordinary shares immediately following the GECAS Transaction. As of November 16, 2023, GE no longer beneficially owned any of our outstanding ordinary shares.
Aviation assets
During the year ended December 31, 2023, we purchased 80 new technology owned aircraft, 76 engines and 17 helicopters for approximately $6.4 billion. As of December 31, 2023, we owned 1,556 aircraft and managed 184 aircraft. We also owned or managed approximately 1,000 engines (including engines owned and managed by SES) and owned over 300 helicopters. As of December 31, 2023, we had 338 new aircraft on order. The average age of our fleet of 1,556 owned aircraft, weighted by net book value, was 7.3 years as of December 31, 2023.
Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Our aircraft lease agreements generally provide for the periodic payment of a fixed or a floating amount of rent. Floating rents for aircraft are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2023, 1.5% of our basic lease rents from aircraft under operating leases was attributable to leases with lease rates tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:
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
As of December 31, 2023, 1,529 of our 1,556 owned aircraft were on lease, with no lessee representing more than 10% of total lease revenue for the year ended December 31, 2023. As of December 31, 2023, our owned aircraft portfolio included 27 aircraft that were off-lease. As of February 20, 2024, of these 27 aircraft, 17 were re-leased or under commitments for re-lease, two aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), six aircraft were being marketed for re-lease (which represented less than 1% of the aggregate net book value of our fleet) and two aircraft were sold.
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
Other income
Other income consists of proceeds from interest revenue, management fee revenue, insurance proceeds, claims sales, inventory sales and income related to other miscellaneous activities.
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
Operating expenses
Our operating expenses consist primarily of depreciation and amortization, net (recoveries) charges related to Ukraine Conflict, interest expense, leasing expenses and selling, general and administrative expenses.
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

Net (recoveries) charges related to Ukraine Conflict
The Ukraine Conflict, including the sanctions and the actions of our former Russian lessees and the Russian government, represents an unusual and infrequent event that is classified separately on our Consolidated Income Statements. During the year ended December 31, 2023, we recognized recoveries of $1.3 billion, which primarily consisted of insurance settlement proceeds received. During the year ended December 31, 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off on our assets that remain in Russia and Ukraine, and impairment losses on the assets we have recovered from Russian and Ukrainian airlines. Refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” Note 12—Derivative financial instruments and Note 15—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of fair value adjustments, amortization of debt issuance costs and debt discounts and premiums, principal amounts of indebtedness and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.
Leasing expenses
Our leasing expenses consist primarily of maintenance rights asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses to transition flight equipment from an expired lease to a new lease contract, non-capitalizable flight equipment expenses, litigation expenses, insurance expenses and provisions for credit losses on notes receivable, loans and investment in finance leases, net.
Maintenance rights assets are recognized at fair value when we acquire flight equipment subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with EOL payment provisions, or our right to receive the aircraft in better maintenance condition due to aircraft maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve (“MR”) provisions, or through a lessor contribution to the lessee.
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
Selling, general and administrative expenses
Our selling, general and administrative expenses consist primarily of personnel expenses, including salaries and benefits, share-based compensation expense, professional and advisory costs, office facility expenses and travel expenses, as summarized in Note 23—Selling, general and administrative expenses to our Consolidated Financial Statements included in this annual report. The level of our selling, general and administrative expenses is influenced primarily by the number of our employees and the extent of transactions or ventures we pursue that require the assistance of outside professionals or advisors.

Income tax (expense) benefit
Our operations are taxable primarily in Ireland, the significant jurisdiction where we manage our business. Deferred taxes are provided to reflect the impact of temporary differences between our income before income taxes and our taxable income. The primary source of temporary differences is the availability of tax depreciation in our primary operating jurisdiction. Our effective tax rate has varied from year to year. Our effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items.
We have tax losses in certain jurisdictions that can be carried forward, which we recognize as deferred tax assets. We evaluate the recoverability of deferred tax assets in each jurisdiction in each period based upon our estimates of future taxable income in these jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the deferred tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our income tax (expense) benefit in our Consolidated Income Statements and consequently may affect our effective tax rate in a given year.

Factors affecting our results
Our results of operations have also been affected by a variety of other factors, primarily:
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
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
•increased global inflation leading to rising interest rates, which affect our lease revenues, our interest expense, the market value of our interest rate derivatives, and the market value of our flight equipment;
•the utilization rates of our flight equipment;
•the recognition of non-cash share-based compensation expense related to the issuance of restricted stock units or restricted stock;
•our expectations of future maintenance reimbursements and lessee maintenance contributions;
•our ability to fund our business; and
•our ability to recover claims related to insurance policies, airline bankruptcies or other restructurings.

Factors affecting the comparability of our results
Net (recoveries) charges related to Ukraine Conflict
During 2023, we recognized pre-tax recoveries of $1.3 billion to our earnings, which primarily consisted of insurance settlement proceeds received.
During 2022, we recognized pre-tax net charges of $2.7 billion to our earnings as a result of the impacts of the Ukraine Conflict, comprised of write-offs of $2.9 billion and impairments of $295 million of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off on our assets that remain in Russia and Ukraine, and impairment losses on the assets we have recovered from Russian and Ukrainian airlines.
Refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Sales transactions
During 2023, we completed sales of flight equipment for aggregate proceeds of $2.8 billion and recognized a net gain on sale of assets of $490 million.
During 2022, we completed sales of flight equipment for aggregate proceeds of $2.2 billion and recognized a net gain on sale of assets of $229 million.
Share repurchases
During 2023, our Board of Directors authorized total repurchases of up to $2.9 billion of AerCap ordinary shares and we repurchased an aggregate of 44.3 million of our ordinary shares under share repurchase programs at an average price of $59.09 per ordinary share, for approximately $2.6 billion.
During 2022, there were no share repurchase programs approved by our Board of Directors.
Proceeds from unsecured claims
During 2023, we recognized $6 million of proceeds related to unsecured claims in other income.
During 2022, we recognized $99 million of proceeds related to unsecured claims in other income.
Trends in our business
We continue to see the recovery of both domestic and international air travel following the Covid-19 pandemic. During 2023, demand for air travel further increased across most major markets, particularly for leisure and short-haul trips, with the recovery accelerated by the re-opening of China. The number of passengers has continued to grow and is approaching pre-pandemic levels. Overall global passenger traffic, measured in revenue passenger kilometers (“RPKs”), rose substantially in 2023, and reached approximately 94% of 2019 pre-pandemic levels, according to the International Air Transport Association (“IATA”). In addition, domestic travel set new highs in 2023 and RPKs exceeded 2019 pre-pandemic levels by 4%. IATA expects passenger demand to fully return to pre-Covid-19 levels in 2024.
Critical accounting estimates
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. Critical accounting estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions. Our critical accounting estimates are described below.

Flight equipment held for operating leases, net
Flight equipment held for operating leases is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to its estimated residual value on a straight-line basis over the useful life of the asset. The costs of improvements to flight equipment are generally recorded as leasing expenses unless the improvement increases the long-term value of the flight equipment. In that case, the improvement cost is capitalized and depreciated over the estimated remaining useful life of the aircraft.

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
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, leasing transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the carrying value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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
On an annual basis, we also perform an assessment of all assets older than five years and held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant input assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
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

The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2023, 375 owned passenger aircraft under operating lease with an aggregate asset group value of approximately $3.8 billion were 15 years of age or older, which represented approximately 7% of our total flight equipment and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 375 passenger aircraft were $6.9 billion, which measured on a weighted average basis was 83% in excess of the aggregate carrying value. As of December 31, 2023, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2023, two aircraft with an asset group carrying value of $38 million did not exceed our 10% threshold, which represented less than 0.2% of our total flight equipment held for operating leases and lease-related assets and liabilities. The two aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2023, and as such no impairment was recognized.
Recent accounting standards adopted during the year ended December 31, 2023
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022

	Year Ended December 31,		Increase/ (Decrease)
	2023	2022
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$6,248,994	$5,981,812	$267,182
Maintenance rents and other receipts	611,326	548,734	62,592
Lease revenue	6,860,320	6,530,546	329,774
Net gain on sale of assets	489,620	228,930	260,690
Other income	230,478	254,074	(23,596)
Total Revenues and other income	7,580,418	7,013,550	566,868
Expenses
Depreciation and amortization	2,480,578	2,389,807	90,771
Net (recoveries) charges related to Ukraine Conflict	(1,287,972)	2,665,651	(3,953,623)
Asset impairment	86,855	96,591	(9,736)
Interest expense	1,806,442	1,591,870	214,572
Loss (gain) on debt extinguishment	4,097	(2,041)	6,138
Leasing expenses	756,438	823,600	(67,162)
Selling, general and administrative expenses	464,128	399,530	64,598
Transaction and integration-related expenses	—	33,286	(33,286)
Total Expenses	4,310,566	7,998,294	(3,687,728)
Gain (loss) on investments at fair value	2,334	(17,676)	20,010
Income (loss) before income taxes and income of investments accounted for under the equity method	3,272,186	(1,002,420)	4,274,606
Income tax (expense) benefit	(291,056)	164,097	(455,153)
Equity in net earnings of investments accounted for under the equity method	166,715	117,165	49,550
Net income (loss)	$3,147,845	$(721,158)	$3,869,003
Net income attributable to non-controlling interest	(11,754)	(4,883)	(6,871)
Net income (loss) attributable to AerCap Holdings N.V.	$3,136,091	$(726,041)	$3,862,132
Basic lease rents.    The increase in basic lease rents of $267 million, or 4%, was attributable to:
•the acquisition of assets between January 1, 2022 and December 31, 2023 with an aggregate net book value of $11.0 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $483 million; and
•an increase in basic lease rents of $83 million primarily related to lease transitions;
partially offset by
•the sale of assets between January 1, 2022 and December 31, 2023 with an aggregate net book value of $3.7 billion on their respective sale dates, resulting in a decrease in basic lease rents of $200 million; and
•a decrease in basic lease rents of $99 million primarily due to lease terminations related to the Ukraine Conflict and lease restructurings.

Maintenance rents and other receipts.    The increase in maintenance rents and other receipts of $63 million, or 11%, was attributable to:
•an increase of $92 million in regular maintenance rents;
partially offset by
•a decrease of $29 million in maintenance revenue and other receipts from lease terminations.
Net gain on sale of assets.    The increase in net gain on sale of assets of $261 million was primarily due to the higher volume and composition of asset sales. During the year ended December 31, 2023, we sold 167 assets for sale proceeds of $2.8 billion. During the year ended December 31, 2022, we sold 165 assets for proceeds of $2.2 billion.
Other income.    The decrease in other income of $24 million was primarily driven by lower proceeds from unsecured claims, partially offset by higher interest income recognized during the year ended December 31, 2023 . During the years ended December 31, 2023 and 2022, we recognized $6 million and $99 million, respectively, related to proceeds from unsecured claims.
Depreciation and amortization.    The increase in depreciation and amortization of $91 million, or 4%, was primarily due to a higher level of aircraft purchases during the year ended December 31, 2023, compared to the year ended December 31, 2022.
Net (recoveries) charges related to Ukraine Conflict.    During the year ended December 31, 2023, we recognized recoveries of $1.3 billion, which primarily consisted of cash insurance settlement proceeds related to six Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia. During the year ended December 31, 2022, we recognized a pre-tax net charge to our earnings of $2.7 billion related to the Ukraine Conflict, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities and the collection of letter of credit proceeds Refer to Note 25—Net charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Asset impairment.   During the year ended December 31, 2023, we recognized impairment charges of $87 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation. During the year ended December 31, 2022, we recognized impairment charges of $97 million related to lease terminations, sales transactions or lease amendments where we retained maintenance-related balances. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates” for further information on our event-driven impairment assessments.
Interest expense.    The increase in interest expense of $215 million, or 13%, was primarily attributable to:
•a $171 million increase in interest expense due to an increase in the average cost of debt for the year ended December 31, 2023, compared to the year ended December 31, 2022. The average cost of debt, excluding the effect of mark-to-market movements on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, was 3.5% for the year ended December 31, 2023, compared to 3.1% for the year ended December 31, 2022. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures and metrics” for further information on the average cost of debt; and
•a $106 million increase in interest expense attributable to movement in mark-to-market on interest rate caps and swaps. For the year ended December 31, 2023 we recognized a loss of $37 million related to mark-to-market movements on interest rate caps and swaps, compared to a gain of $69 million for the year ended December 31, 2022;
partially offset by
•a $1.8 billion decrease in the average outstanding debt balance from $48.5 billion during the year ended December 31, 2022, to $46.7 billion during the year ended December 31, 2023, resulting in a $62 million decrease in interest expense.
Leasing expenses.   The decrease in leasing expenses of $67 million was primarily due to $61 million of lower expenses related to flight equipment transition costs and $68 million of lower airline default and restructuring costs and other leasing expenses, partially offset by $62 million of higher maintenance rights asset amortization.
Selling, general and administrative expenses.   The increase in selling, general and administrative expenses of $65 million, or 16%, was primarily due to higher compensation-related, travel and other expenses.

Gain (loss) on investments at fair value.    During the year ended December 31, 2023, we recognized a gain on investments at fair value of $2 million primarily due to a gain recognized on the sale of an investment. During the year ended December 31, 2022, we recognized a loss on investments at fair value of $18 million primarily due to changes in the quoted market prices of our investments at fair value.
Income tax (expense) benefit.   The effective tax rate was 8.9% for the year ended December 31, 2023, compared to the effective tax rate of 16.4% for the year ended 2022. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. Refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Equity in net earnings of investments accounted for under the equity method.    The increase in equity in net earnings of investments accounted for under the equity method of $50 million was primarily driven by higher earnings from our equity method investees.
For Results of Operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

Liquidity and capital resources
Capital expenditures and cash commitments
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of December 31, 2023, we had commitments to purchase 338 new aircraft, scheduled for delivery through 2029. We also had commitments to purchase 37 engines and eight helicopters through 2026. As a result, we will need to raise additional funds to satisfy these capital requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
Overview of sources and uses of cash
As of December 31, 2023, our cash balance was $1.8 billion, including unrestricted cash of $1.6 billion, and we had $11.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of December 31, 2023, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $14 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $19 billion. As of December 31, 2023, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.4x of our debt maturities and contracted capital requirements for the next 12 months.
Debt
As of December 31, 2023, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $213 million, totaled $46.7 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
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
During the year ended December 31, 2023, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts, was 3.5%. As of December 31, 2023, our adjusted debt to equity ratio was 2.47 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2023 and 2022.
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
Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2023, $141 million out of $1.6 billion of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. In some instances, the earnings of our foreign subsidiaries will be re-invested in the foreign jurisdiction for the purposes of their business. Additionally, legal restrictions in relation to dividend payments from our subsidiaries to us are described in “Item 10. Additional Information—Taxation—Dividend withholding tax.”

Under the OECD’s BEPS 2.0 initiative, the OECD has formulated rules known as “Pillar Two” designed to implement a global minimum effective tax rate (“ETR”) of 15% on a jurisdictional basis in respect of multinational groups with annual turnover exceeding €750 million in two of the last four years. Ireland has enacted Pillar Two into domestic legislation with effect from January 1, 2024. Under these rules, the ETR for a jurisdiction is to be determined by reference to the financial accounting profits and tax expense (with some adjustments) derived from the relevant financial statements. We are required to calculate our ETR for each jurisdiction in which we operate and for jurisdictions where the ETR is below the 15% minimum rate, we will be liable to pay a top-up tax, known as the global minimum top-up tax, for the difference. The top-up tax is an additional tax designed to bring the minimum effect tax rate for the group to 15%.
Based on commentary provided by the Financial Accounting Standards Board that this top-up tax should be considered an alternative minimum tax, we are not currently required to record deferred tax related to this minimum top-up tax or remeasure existing deferred taxes. Instead, the incremental effect will be recognized as it is incurred.
Contractual obligations
Our estimated future obligations as of December 31, 2023 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$5,245.4	$3,650.0	$7,294.5	$4,755.5	$5,500.0	$7,850.0	$34,295.4
Secured debt facilities	966.3	2,308.4	1,197.1	2,040.4	2,244.1	1,393.9	10,150.2
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	1,926.2	1,795.6	1,499.0	1,140.9	830.4	8,481.4	15,673.5
Purchase obligations (b)	7,220.9	5,817.1	2,859.9	1,551.0	254.7	162.1	17,865.7
Operating leases (c)	50.2	13.2	8.7	8.7	8.3	18.7	107.8
Total	$15,409.0	$13,584.3	$12,859.2	$9,496.5	$8,837.5	$20,156.1	$80,342.6

(a)Estimated interest payments for floating rate debt are based on rates as of December 31, 2023 and include the estimated impact of our interest rate swap agreements.
(b)As of December 31, 2023, we had commitments to purchase 338 aircraft (including ten purchase and leaseback transactions), 37 engines and eight helicopters through 2029. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Refer to Note 31—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.
(c)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases. Refer to Note 17—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.

Historical Information
The following table presents our consolidated cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(U.S. Dollars in millions)
Net cash provided by operating activities	$5,261	$5,171
Net cash used in investing activities	(3,183)	(2,160)
Net cash used in financing activities	(2,012)	(3,161)
Cash flows provided by operating activities.    During the year ended December 31, 2023, our net cash provided by operating activities of $5.3 billion was the result of net income of $3.1 billion, other adjustments to net income of $1.6 billion consisting primarily of depreciation, amortization and net recoveries related to Ukraine Conflict and collections of finance leases of $407 million, partially offset by the net change in operating assets and liabilities of $149 million. During the year ended December 31, 2022, our net cash provided by operating activities of $5.2 billion was the result of a net loss of $721 million, other adjustments to net loss of $5.7 billion consisting primarily of depreciation, amortization and net charges related to Ukraine Conflict and collections of finance leases of $630 million, partially offset by the net change in operating assets and liabilities of $389 million.
Cash flows used in investing activities.    During the year ended December 31, 2023, our net cash used in investing activities of $3.2 billion primarily consisted of the purchase of and prepayments on flight equipment of $6.2 billion and net disbursements from loans receivable of $300 million, partially offset by cash provided by asset sale proceeds of $2.1 billion and cash proceeds from insurance claim settlements of $1.3 billion. During the year ended December 31, 2022, our net cash used in investing activities of $2.2 billion primarily consisted of the purchase of and prepayments on flight equipment of $3.9 billion, partially offset by cash provided by asset sale proceeds of $1.7 billion and net proceeds from loans receivable of $53 million.
Cash flows used in financing activities.    During the year ended December 31, 2023, our net cash used in financing activities of $2.0 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs, of $103 million, the repurchase of shares and payments of tax withholdings on share-based compensation of $2.6 billion, and cash used for the redemption of non-controlling interest and dividends paid to non-controlling interest holders of $112 million, partially offset by net receipts of maintenance and security deposits of $841 million. During the year ended December 31, 2022, our net cash used in financing activities of $3.2 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs, of $3.8 billion, the repurchase of shares and payments of tax withholdings on share-based compensation of $17 million, and cash used for the payment of dividends to our non-controlling interest holders of $4 million, partially offset by net receipts of maintenance and security deposits of $622 million.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Refer to Note 29—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$16,589	$16,118

Ordinary shares issued	215,543,739	250,347,345
Treasury shares	(13,050,571)	(4,416,070)
Ordinary shares outstanding	202,493,168	245,931,275
Shares of unvested restricted stock	(4,561,249)	(4,837,602)
Ordinary shares outstanding, excluding shares of unvested restricted stock	197,931,919	241,093,673

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$83.81	$66.85
Non-GAAP measures and metrics
The following are definitions of non-GAAP measures and metrics used in this report on Form 20-F and a reconciliation of such measures to the most closely related U.S. GAAP measures. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.

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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$46,484	$46,533
Adjusted for:
Cash and cash equivalents	(1,627)	(1,597)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$43,732	$43,811

Equity	$16,589	$16,195
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$17,714	$17,320

Adjusted debt/equity ratio	2.47 to 1	2.53 to 1
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Year Ended December 31,		Percentage Difference
	2023	2022
	(U.S. Dollars in millions)
Interest expense	$1,806	$1,592	13%
Adjusted for:
Mark-to-market on interest rate caps and swaps	(37)	69	NA
Debt issuance costs, upfront fees and other impacts	(144)	(149)	(3%)
Interest expense excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts	1,625	1,512	7%

Average debt balance	$46,720	$48,540	(4%)

Average cost of debt	3.5%	3.1%	13%

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
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).
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
Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of December 31, 2023, and for the year ended December 31, 2023. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
December 31, 2023
(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$8,330
Intercompany receivables	35,692
Total assets	46,858

Debt	35,863
Intercompany payables	3,378
Total liabilities	41,945

Year Ended
December 31, 2023
(U.S. Dollars in millions)
Total revenues and other income (a)	$6,911
Total expenses (b)	2,156
Income before income taxes and income of investments accounted for under the equity method	4,755
Net income	4,637
Net income attributable to AerCap Holdings N.V.	4,625

(a)Total revenues include interest income from non-obligor entities of $2.1 billion.
(b)Total expenses include interest expense to non-obligor entities of $111 million.

Item 6.    Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Paul Dacier	66	Non-Executive Chairman of the Board of Directors	May 2010	2025 AGM
Aengus Kelly	50	Executive Director and Chief Executive Officer	May 2011	2026 AGM
Julian (Brad) Branch	69	Non-Executive Director	April 2018	2026 AGM
Stacey Cartwright	60	Non-Executive Director	April 2019	2026 AGM
Rita Forst	68	Non-Executive Director	April 2019	2026 AGM
Richard (Michael) Gradon	64	Non-Executive Director	May 2010	2026 AGM
James (Jim) Lawrence	71	Non-Executive Director	May 2017	2025 AGM
Jennifer VanBelle	55	Non-Executive Director	November 2021	2025 AGM
Michael Walsh	57	Non-Executive Director	May 2017	2025 AGM
Robert (Bob) Warden	51	Non-Executive Director	July 2006	2026 AGM

Officers
Peter Juhas	52	Chief Financial Officer
Peter Anderson	47	Chief Commercial Officer
Vincent Drouillard	48	General Counsel
Brian Canniffe	51	Group Treasurer
Anton Joiner	53	Chief Risk Officer
John Burke	53	Chief Technical Officer
Jorg Koletzki	56	Chief Information Officer and Chief Information Security Officer
Risteard Sheridan	49	Company Secretary and Chief Compliance Officer
Theresa Murray	56	Head of Human Resources
Bart Ligthart	42	Chief Investment Officer
Martin Olson	61	Head of OEM Relations
John Govan	52	Head of EMEA
Bashir Hajir	56	Head of Americas
Emmanuel Herinckx	51	Head of Asia Pacific
Richard Greener	52	Head of Cargo
Pat Sheedy	45	President and CEO, Milestone Aviation Group
Tom Slattery	53	Executive Vice President Engines
Dermot Manifold	57	Head of Commercial Operations
Aimee Craig	52	Chief Executive Officer, AerCap Materials
Julie Dickerson	57	Chief Executive Officer, Shannon Engine Support

(a)The term for each director ends at the Annual General Meeting of Shareholders (“AGM”) typically held in April or May of each year.
Directors
Our Board of Directors currently consists of ten directors, nine of whom are non-executive directors.

Paul Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently a partner with Quinn Emanuel Urquhart & Sullivan, LLP and he is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. Following this, he was, until December 2023, the general counsel at Indigo Agriculture, a privately held start-up company. He was a Non-Executive Director of GTY Technology Holdings Inc. from October 2016 until November 2019 and a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer workstation company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.
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
Julian (Brad) Branch. Mr. Branch has been a Director of AerCap since April 25, 2018. Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the CEO and served the Boards of Deloitte Northwest Europe LP and of Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979, and was a general partner of Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years. His industry focus has been the air transportation industry; large global air carriers. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade. Mr. Branch has vigorously supported the community through not-for-profit Board service, such as the Advisory Board of Emory University School of Ethics and the Duke University Heart Center. He received a B.A. and M.B.A. from the University of North Carolina. Mr. Branch recently undertook training in cybersecurity at the Tepper School of Business, Carnegie Mellon University.
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently a Non-Executive Chair of Savills PLC and a Non-Executive Director of Genpact, Gymshark and Majid al Futtaim Entertainment. She also Chairs the Advisory Committee of Majid al Futtaim Lifestyle. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC and a Senior Independent Director of the Football Association Ltd. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as a member of the supervisory board of Norma Group SE. Ms. Forst is currently a Non-Executive Director of Westport Fuel Systems Inc. in Vancouver, Canada and of Johnson Matthey Plc in London, UK. In addition, Ms. Forst holds an advisory board position at iwis SE & Co. KG in Germany. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior engineering and management positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (U.S.) and the Darmstadt University of Applied Technology (Germany).
Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of Exclusive Hotels. He was a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (“P&O”), where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial and legal director function and he served as Chairman of P&O’s property division. Mr. Gradon served on the board of The Wimbledon Tennis Championships from 2005 to 2019 and on the board of Grosvenor Limited from 2007 to 2015. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.

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
Michael Walsh.   Mr. Walsh has been a Director of AerCap since May 5, 2017. He is also a non-executive director of Uisce Éireann, the Irish government owned national water utility, and of Limerick Civic Trust, a charitable organization. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over 30 years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gáis Éireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland. Mr. Walsh recently undertook training in cybersecurity at the Tepper School of Business, Carnegie Mellon University.

Robert (Bob) Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. Mr. Warden is currently a Managing Director at Fortress Investment Group. Prior to joining Fortress in August 2023, Mr. Warden was Global Head of Private Equity at Cerberus Capital Management, where he worked for a total of 15 years (2002-2012 and 2018-2023). Mr. Warden has worked in the private equity industry for 30 years, including at Pamplona Capital Management, J.H. Whitney, Cornerstone Equity Investors, and Donaldson Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.
Jennifer VanBelle.    Ms. VanBelle has been a Director of AerCap since November 1, 2021. She is currently Senior Vice President and Treasurer of GE and CEO of GE Capital. She also leads GE’s Separation Management Office, which is working to separate GE into three industry-leading, global public companies. Ms. VanBelle was named CEO of GE Capital in January 2021, expanding her role as GE Treasurer, which she assumed in 2018. Prior to her current roles, she held several leadership roles within GE across capital markets, risk management, treasury and finance, including GE Capital Markets Leader, GE Capital—Capital Management Risk Officer, and Deputy Treasurer. Before joining GE in 1998, Ms. VanBelle spent several years at Chemical Bank and ING. Ms. VanBelle holds a B.A. degree in Economics from Bates College and an MSc in Finance from the London Business School.

Officers
Peter Juhas.    Mr. Juhas was appointed Chief Financial Officer of AerCap in April 2017, following his appointment as Deputy Chief Financial Officer in September 2015. Prior to joining AerCap, Mr. Juhas was Global Head of Strategic Planning at American International Group, Inc. (“AIG”), where he led the development of the company’s strategic and capital plans, as well as mergers, acquisitions and other transactions, including the sale of ILFC to AerCap. Prior to joining AIG in 2011, Mr. Juhas was a Managing Director in the Investment Banking Division of Morgan Stanley from 2000 to 2011. While at Morgan Stanley, he led the IPO of AerCap in 2006 and was the lead advisor to the Federal Reserve Bank and the U.S. Treasury on the AIG restructuring and the placement of the U.S. government-sponsored enterprises Fannie Mae and Freddie Mac into conservatorship in 2008. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.
Peter Anderson.  Mr. Anderson was appointed Chief Commercial Officer in March 2021, overseeing AerCap’s worldwide leasing business, including marketing, pricing and commercial execution. During his career at AerCap, Mr. Anderson has served as Head of Europe, Middle East and Africa and as Head of Asia Pacific and China, managing AerCap’s leasing activities and teams in those regions. From 2011, Mr. Anderson worked in the leasing team at ILFC, establishing and leading the Singapore office until AerCap’s acquisition of ILFC in 2014. Mr. Anderson has also held positions at Hong Kong Aviation Capital and at Allco Finance Group in both Sydney and London, specializing in aircraft leasing and structured finance. Mr. Anderson earned his Master of Applied Finance and Investment from the Securities Institute of Australia, and his B.A. from the University of Technology Sydney.
Vincent Drouillard.    Mr. Drouillard was appointed General Counsel on June 1, 2018. He previously served in the role of Head of Legal Leasing at AerCap, a position he held from 2015 to 2018. He joined ILFC in 2004 and last served as Head of Legal EMEA, prior to the acquisition of ILFC by AerCap. Mr. Drouillard practiced law at the law firm Gibson, Dunn & Crutcher, before joining ILFC. He received law degrees from King’s College London, the University of Paris I Panthéon-Sorbonne and the University of Paris X Nanterre. Mr. Drouillard is a member of the New York State Bar and the State Bar of California.
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
Anton Joiner.    Mr. Joiner was appointed Chief Risk Officer in 2011 with responsibility for portfolio risk management, workouts, repossessions and debtor management. He joined AerCap in 2001 and has held a variety of positions. Prior to joining AerCap, Mr. Joiner held positions with Scotia Capital, Commercial Aviation Group and Hunting Cargo Airlines. He has a Master’s degree in Air Transport Management from Cranfield College of Aeronautics.
John Burke.   Mr. Burke was promoted to the position of Chief Technical Officer of AerCap in June 2022, following his appointment to Deputy Chief Technical Officer in 2018. He previously served as Head of Technical EMEA from 2014 to 2018. From 2008, Mr. Burke worked at ILFC where he headed the technical group responsible for the EMEA region until AerCap’s acquisition of ILFC in 2014. He spent six years at TransAer International Airlines, where he worked internationally in Europe, the Middle East and the Americas in various roles. He began his career as an Aircraft Maintenance and Engineering Apprentice at SRS Aviation, an Aer Lingus subsidiary, where he qualified as an Aircraft Maintenance Engineer. Mr. Burke holds a Bachelor of Business in Aviation and Transport from Carlow Institute of Technology and is an EASA 66 Licenced Engineer. He also holds an FAA A&P Licence and an FAA Private Pilot’s Licence.

Jorg Koletzki.    Mr. Koletzki was appointed Chief Information Officer of AerCap in September 2015 and Chief Information Security Officer in 2023. He has significant experience in managing complex system implementations on a global scale, transforming IT functions and running high quality teams. His experience extends to working within large multinational companies including IBM, Volkswagen, National Grid and E.ON.
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
Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in September 2018 and as Chief Investment Officer in March 2022. Mr. Ligthart has over 15 years’ experience in aircraft trading and portfolio management in both wide and narrowbody aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.
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
Bashir Hajjar.    Mr. Hajjar assumed the position of Head of Americas in October 2018. In his role Mr. Hajjar is responsible for AerCap’s leasing activities across the Americas. He brings over 30 years of wide-ranging experience in the aviation industry from aircraft manufacturing to aircraft leasing and airline management. Prior to joining AerCap he held various positions in the Fleet Planning group for Continental Airlines and the Aircraft Marketing group at McDonnell Douglas. Mr. Hajjar began his aviation career in engineering, at McDonnell Douglas, Eastern Airlines and Continental Airlines. Mr. Hajjar holds a Masters of Business Administration from California State University Long Beach, a Bachelor of Science Degree in Aerospace Engineering from Saint Louis University, and an FAA Airframe and Power Plant Certificate.
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
Richard Greener.    Mr. Greener assumed the position of Head of Cargo following AerCap’s acquisition of GECAS in November 2021. He is responsible for AerCap’s global cargo aircraft strategy and portfolio. Mr. Greener joined GECAS in 2001, and was subsequently promoted to Senior Vice President of Specialty Markets, including cargo and regional aircraft. He began his career in business development and marketing with BAE Systems, Airbus and has over 30 years’ experience in the aerospace industry. Mr. Greener holds a Post Graduate Diploma in Business Administration and Management Studies from the University of the West of England.

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
Tom Slattery. Mr. Slattery assumed the role of Executive Vice President of AerCap Engines following the acquisition of GECAS by AerCap in November 2021. Mr. Slattery heads the engine asset management activity of AerCap, responsible for the spare engine leasing business and the installed engine operations. He joined GE Aviation in 2000 as an engineer working on engine overhaul economics, followed by assuming several roles at GECAS, including sales and technical leadership, and in 2018, he was appointed EVP GECAS Engines. Mr. Slattery holds a Bachelor’s degree in Mechanical Engineering and a Master’s degree in Business from Cranfield University.
Dermot Manifold. Mr. Manifold was appointed Head of Commercial Operations following AerCap’s acquisition of GECAS in November 2021. He has 30 years of industry experience including management roles with responsibility for finance, pricing, asset purchasing, portfolio management and strategy. Immediately prior to joining AerCap he was EVP Commercial Operations at GECAS with responsibility for new aircraft acquisitions, portfolio placement and pricing. He qualified as a chartered accountant with PwC in Ireland, where he spent four years in roles including audit, accounting, tax and insolvency, prior to joining GE in 1993. Mr. Manifold has a Bachelor of Business Studies degree from University of Limerick and is a Fellow of the Institute of Chartered Accountants Ireland since 2003.
Aimee Craig. Ms. Craig was appointed CEO of AerCap Materials following AerCap’s acquisition of GECAS in November 2021. She joined GECAS in 2006 as Director of Inventory Management, overseeing asset valuation, market analysis, technical support and repair management activities. Ms. Craig has over 30 years of industry experience, including contract management, business development, fleet analysis and asset management. She holds a B.S. in Business Administration and an M.A. in Executive Leadership from Liberty University.
Julie Dickerson. Ms. Dickerson was appointed CEO of SES in January 2013. Under her leadership, SES is now the world’s largest CFM engine lessor. Ms. Dickerson has a long history in aviation leasing. Prior to her role at SES, Ms. Dickerson was at GECAS for over 15 years, where she held various roles, including Senior Vice President and General Manager of GECAS Engine Leasing. Ms. Dickerson obtained her Bachelor of Commerce degree in Economics from the University of KwaZulu-Natal Pietermaritzburg, South Africa.
Compensation
Compensation of non-executive directors
We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the ESG Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. The aggregate amount of fees paid to our non-executive directors during the year ended December 31, 2023 was $2 million.
In addition, our non-executive directors receive an annual equity award as provided for in AerCap’s remuneration policy for members of the Board of Directors and in accordance with the terms of the Equity Incentive Plan 2014. The size of the annual equity award to our non-executive directors increased, effective as of December 31, 2015, following a market compensation analysis conducted by an independent benefits advisory firm and in accordance with the terms of the Equity Incentive Plan 2014. The annual equity award may be supplemented by additional awards in line with AerCap’s remuneration policy in order to meet the compensation goals of the Company. As of December 31, 2023, our non-executive directors held 211,328 restricted stock units (our non-executive directors did not hold any shares of restricted stock as of December 31, 2023); these equity awards have been granted under the AerCap equity incentive plans, as further described below. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

Executive compensation
The aviation leasing business is highly competitive. As the global leader in aviation leasing, we seek to attract and retain the most talented and successful officers to manage our business and to motivate them with appropriate incentives to execute our strategy and to promote and encourage continued superior performance over a prolonged period of time, in support of achieving the objectives of long-term value creation. We have designed our compensation plans to meet these objectives.

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
• Reward long-term growth and value creation
• Tie long-term incentive program awards to the achievement of earnings per share (“EPS”) targets set by the Nomination and Compensation Committee
• Reward high performers with above-target pay when predetermined goals are exceeded
Manage risk	• Prohibit hedging of Company securities and pledging of AerCap equity prior to vesting
• Emphasize long-term performance by designing equity award opportunities to minimize short-term focus and influence on compensation payouts
• Subject the executive director’s incentive compensation to clawback provisions under SEC rules and Dutch law
As of December 31, 2023, our Group Executive Committee members were Aengus Kelly, Peter Juhas and Peter Anderson. During the year ended December 31, 2023, we paid an aggregate of approximately $9.3 million in cash (base salary and bonuses) and benefits as compensation to our Group Executive Committee members, including approximately $0.4 million as part of their retirement and pension plans.
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
The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon the recommendation of the Nomination and Compensation Committee) based on the Company’s performance relative to the U.S. GAAP EPS budget for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company’s U.S. GAAP EPS budget and target bonus levels are typically determined before the beginning of the relevant year. The annual bonus amounts and the annual stock bonuses are paid or granted, as the case may be, in arrears. As a matter of policy, actual bonus amounts will be below target level in years that the EPS target is not met, unless specific circumstances require otherwise which circumstances, if any, will be disclosed in this annual report. The annual stock bonuses vest after three years or, if earlier, at the end of the officer’s employment term.

Our long-term equity incentive program is designed to retain our most talented and successful officers and to incentivize continued superior performance, in accordance with the Company’s long-term objectives, for the benefit of our shareholders and other stakeholders. The majority of the long-term equity awards have vesting periods ranging between three years and five years, and the vesting of 66.67% of each award is conditional upon the achievement of the Company’s U.S. GAAP EPS budget over the multi-year vesting period, as determined by the Board of Directors (33.33% of each award is subject to time-based vesting). The awards will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining performance-based shares being forfeited. None of the performance-based shares will vest if 84.5% or less of the EPS target is met, which indicates the stringency of the program. A portion of the performance-based shares will vest, as specified in the award agreements, if between 84.5% and 100% of the EPS target is met, and all performance-based shares will vest if the EPS target is met or exceeded. No more than 100% of the performance-based shares will vest, even if the EPS target is exceeded. In the event of a change of control of the Company, the shares will immediately vest. We believe that the design of our long-term equity incentive program promotes and encourages continued superior performance over a prolonged period of time in support of achieving the objectives of long-term value creation. Refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for further details on our equity incentive plans.
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
As of December 31, 2023, we did not have any directors (other than the executive director) who were in charge of day-to-day management.
The Company is also subject to NYSE listing standards that require listed companies to adopt clawback policies that mandate recovery by listed companies of certain incentive-based compensation awarded to current and former executives in the event of an accounting restatement. Refer to Exhibit 10.1—AerCap Holdings N.V. Incentive Compensation Recovery Policy for the clawback policy that is intended to satisfy the NYSE listing requirements, which became effective on October 2, 2023.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
The table below indicates the equity awards the Company granted to our Group Executive Committee members and their equity awards that vested in 2023:

	2023 Granted		2023 Vested
Aengus Kelly	28,890	(a)	684,812	(b)
Peter Juhas	—		—
Peter Anderson	—		—

(a)Grant of 28,890 shares of restricted stock.
(b)Vesting of 684,812 shares of restricted stock.

The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2023 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock or restricted stock units, as specified in the paragraph below regarding share ownership:

	2025	2026
Aengus Kelly	2,053,996	1,453,308
Peter Juhas	151,625	136,055
Peter Anderson	313,953	—
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
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Three of our non-executive directors (out of a total of nine) have served in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2023, was 8.4 years.
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

Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer and the Chairman or, in his absence, an alternative non-executive director who has been charged by the Board of Directors to act as chairman, are present at the meeting. Resolutions must be passed by a majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of the meeting. Subject to Dutch law, resolutions of the Board of Directors may be passed in writing by a majority of the directors in office. Pursuant to Dutch laws and the Board Rules, a director may not participate in discussions or the decision-making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by our Board of Directors, excluding such interested director or directors.
In 2023, the Board of Directors met on 14 occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed such topics as capital allocation strategies and share repurchases, the impact of the Ukraine Conflict, including related insurance claims and insurance policy litigation, AerCap’s annual reports and annual accounts for the financial year 2022, topics for the AGM 2023, secured and unsecured financing transactions and AerCap’s liquidity position, AerCap’s hedging policies, the utilization and optimization of AerCap’s portfolio of aircraft, global and regional macroeconomic, monetary, political and geopolitical developments including the impact of hostilities in the Middle-East, AerCap key customer developments, competitive landscape, aircraft valuations, AerCap’s backlog of new technology orders with aircraft and engine manufacturers, AerCap shareholder value, AerCap key shareholder developments, AerCap’s corporate and tax structure, BEPS 2.0 and Pillar Two tax rules, cybersecurity, reports from the various Board committees, budgeting and financial planning, ESG-related topics, remuneration and compensation, directors’ and officers’ succession planning, regulatory compliance, culture and values, sustainability and community, governance, risk management and control and an assessment of the Board’s own functioning.
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
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2023, the members of our Group Executive Committee were Aengus Kelly, Peter Juhas and Peter Anderson. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.

Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2023, the members of our Group Portfolio and Investment Committee were Peter Juhas (Chair), Rita Forst, Aengus Kelly, Bart Ligthart and Robert (Bob) Warden.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2023, the members of our Group Treasury and Accounting Committee were Peter Juhas (Chair), Brian Canniffe, Paul Dacier, Aengus Kelly and Robert (Bob) Warden.
Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, oversight of risks from cybersecurity threats, the performance, qualifications and independence of our external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2023, the members of our Audit Committee were James (Jim) Lawrence (Chair), Julian (Brad) Branch, Richard (Michael) Gradon, and Michael Walsh.
In 2023, the Audit Committee met on six occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, our internal auditors and our external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included the annual and quarterly financial statements and disclosures, internal auditors’ reports, external auditors’ reports, external auditors’ independence and rotation, activities and results in respect of our continued compliance with the Sarbanes-Oxley Act, the external auditors’ audit plan for 2023, approval of other services rendered by the external auditors, the internal auditors’ audit plan for 2024, the impact of the Ukraine Conflict, ESG-related topics, BEPS 2.0 and Pillar Two tax rules, the Company’s compliance, risk management, integrity and fraud policies, information systems and cybersecurity, the impact of regulatory and reporting developments, the expenses incurred by the Company’s most senior officers in carrying out their duties, the Company’s tax planning policies, insurance matters, key transformation projects, the functioning of the Audit Committee, the Audit Committee charter and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditors and with the internal auditors without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to four non-executive directors appointed by the Board of Directors. As of December 31, 2023, the members of our Nomination and Compensation Committee were Paul Dacier (Chair), Michael Walsh, Jennifer VanBelle, Robert (Bob) Warden and Stacey Cartwright.
In 2023, the Nomination and Compensation Committee met on two occasions. At these meetings it discussed and approved succession planning and compensation related occurrences, impact of regulatory and reporting developments, and developments within the framework of the Board and Committee Rules and our remuneration policy.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

ESG Committee
Our ESG Committee assists the Board of Directors in defining and reviewing the Company’s strategy relating to ESG and developing and maintaining the policies, programs, targets and initiatives in this space. This approach is designed to provide dedicated oversight of ESG-related issues, risks and opportunities at the highest level. The ESG Committee comprises three board-level independent directors and three members of the AerCap senior leadership team. As of December 31, 2023, the members of our ESG Committee were Stacey Cartwright (Chair), Julian (Brad) Branch, Rita Forst, Peter Juhas, Joseph McGinley and Tom Slattery.
In 2023, the ESG Committee met on four occasions. At these meetings it discussed and reviewed our approach to ESG- related topics and other values that we believe contribute to a culture focused on long-term value creation, the ongoing deployment of the Company’s ESG strategy, engagement with staff and stakeholders, AerCap’s role in sustainability initiatives, industry engagement and initiatives, regulatory developments, external reporting and compliance matters and community and social involvement by the Company.

Share ownership
The following table presents beneficial ownership of our shares which were held by our directors and Group Executive Committee members as of December 31, 2023:

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Fully diluted ownership percentage (c)
Directors:
Paul Dacier (Chairman)	24,275	—	28,919	*
Aengus Kelly (d)	2,131,648	3,283,054	250,000	2.7%
Julian (Brad) Branch	22,466	—	22,732	*
Stacey Cartwright	13,602	—	21,813	*
Rita Forst	15,602	—	21,813	*
Richard (Michael) Gradon	10,600	—	22,732	*
James (Jim) Lawrence	10,400	—	26,199	*
Michael Walsh	17,250	—	25,307	*
Robert (Bob) Warden	29,085	—	21,813	*
Jennifer VanBelle	—	—	20,000	*
Total Directors	2,274,928	3,283,054	461,328
Group Executive Committee (GEC) Members:
Peter Juhas	145,148	327,237	37,500	*
Peter Anderson	36,296	382,238	—	*
Total Directors and GEC Members	2,456,372	3,992,529	498,828

*Less than 1.0%.
(a)As of December 31, 2023, the outstanding restricted stock and restricted stock units are expected to vest as follows:

Vesting year	2025	2026	Total
	(in shares)
Restricted stock and Restricted stock units	2,655,504	1,835,853	4,491,357
(b)Payroll tax will be withheld and deducted from the ordinary shares to be delivered at the vesting of restricted stock units, as applicable.
(c)Percentage amount assumes the vesting and exercise of all time-based and performance-based equity awards at target in this table, and no vesting or exercise of any other equity awards.
(d)Mr. Kelly is our Chief Executive Officer and the Executive Director of the Board.
All of our ordinary shares have the same voting rights.
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aviation leasing business at each of our principal geographic locations as of December 31, 2023, 2022 and 2021:

	As of December 31,
Location	2023	2022	2021
Ireland	468	431	479
United States	121	120	141
Singapore	59	57	65
Other (a)	31	33	51
Total (b)	679	641	736

(a)Includes employees located in the United Kingdom, the United Arab Emirates, China, the Netherlands, Belgium, Italy and France.
(b)Includes one part-time employee as of December 31, 2023 and 2022, and six part-time employees as of December 31, 2021.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.
Item 7.    Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our issued and outstanding ordinary shares as of December 31, 2023, based on available public filings, include: Wellington Management Company, LLP at 10.2% (20,633,525 shares) and Eagle Capital Management, LLC (NY) at 6.2% (12,628,278 shares).
AerCap completed the acquisition of the GECAS business from GE on November 1, 2021. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. As a result of several sales of their shares during the year ended December 31, 2023, GE no longer beneficially owned any of our outstanding ordinary shares as of December 31, 2023.
We do not register the jurisdiction of all record holders as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Refer to Note 10—Associated companies, Note 29—Variable interest entities and Note 30—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.
The below disclosure regarding related party transactions with GE is provided because GE and its subsidiaries were considered AerCap related parties between the Closing Date and November 16, 2023, when GE sold its remaining AerCap ordinary shares in a secondary public offering.
Shareholders’ Agreement, Registration Rights Agreement and Noteholder Agreement with GE Capital US Holdings, Inc. and GE
Under the terms of the GECAS transaction agreement, GE received 111.5 million newly issued AerCap ordinary shares, approximately $23 billion of cash and $1 billion of AerCap senior notes. As a condition to the closing of the GECAS Transaction, AerCap and GE entered into a shareholders’ agreement (the “Shareholders’ Agreement”), a registration rights agreement and a noteholder agreement. Following the transactions described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—The Share Repurchases,” as of November 16, 2023, GE no longer beneficially owned any of our outstanding shares and the Shareholders’ Agreement automatically terminated.

The Share Repurchases
On March 13, 2023, we announced the completion of an underwritten secondary offering (the “March Secondary Offering”) of 23.0 million AerCap ordinary shares by GE at a price to the public of $58.50 per ordinary share. Concurrent with the March Secondary Offering, we repurchased an aggregate of 8.8 million of our ordinary shares from GE under our share repurchase program at a price of $56.89 per ordinary share.
On September 14, 2023, we announced the completion of a second underwritten secondary offering (the “September Secondary Offering”) of 46.8 million AerCap ordinary shares by GE at a public price of $59.00 per ordinary share. As part of the September Secondary Offering, we repurchased an aggregate of 17.5 million of our ordinary shares from GE under our share repurchase programs at a price of $57.53 per ordinary share.
On November 16, 2023, we announced the completion of a third underwritten secondary offering (the “November Secondary Offering”) of 30.7 million AerCap ordinary shares by GE at a public price of $65.25 per ordinary share. As part of the November Secondary Offering, we repurchased an aggregate of 7.9 million of our ordinary shares from GE under our share repurchase programs at a price of $63.62 per ordinary share. Upon completion of this offering and the concurrent share repurchase, GE no longer beneficially owned any of our outstanding ordinary shares.
Pursuant to the Shareholders’ Agreement, when we repurchased shares from other shareholders in the open market, GE was entitled to cause us to repurchase a ratable portion of its shares.
During the year ended December 31, 2023, we repurchased an aggregate of 36.4 million of our ordinary shares from GE for approximately $2.1 billion, at an average price of $58.86 per ordinary share.
Board Nomination Rights
The completion of the sale of our outstanding shares by GE resulted in the termination of GE’s right to designate directors for election to our Board of Directors. In November 2023, one of GE’s previous designees, Mr. Raby, resigned from our Board of Directors. Notwithstanding the termination of GE’s right to designate directors, one of GE’s previous designees, Ms. VanBelle, has remained on our Board of Directors.
Standstill provisions
Until May 17, 2024, the date that is six months after the first business day on which GE owned less than 10% of the issued and outstanding ordinary shares, GE is subject to customary standstill provisions.
Item 8.    Financial Information
Consolidated statements and other financial information
Please refer to pages F-1 through F-65 of this annual report.
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
AerCap’s 5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079 are traded on the NYSE under the ticker symbol AER79.

Item 10.    Additional Information
Memorandum and articles of association
Set forth below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (“Boek 2 van het Burgerlijk Wetboek”), which governs the rights of holders of our ordinary shares. Please refer to “Item 6. Directors, Senior Management and Employees” for a discussion of Netherlands laws and our internal rules concerning directors’ power to vote on proposals in which they are materially interested.
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
At the AGM held in 2023, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares
(i) up to ten percent of the Company’s issued share capital; and
(ii) up to an additional ten percent of the Company’s issued share capital, provided that the shares that may be issued and rights that may be granted pursuant to this second authorization may only be used for mergers and/or the acquisition of a business or a company.
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
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2023, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorizations described above in the paragraph “Issuance of ordinary shares,” which authorization is valid for a period of 18 months.
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
At the AGM held in 2023, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2023, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2023, we cancelled 34.8 million ordinary shares that were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.

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
The AGM was held on April 26, 2023. The AGM adopted the 2022 annual accounts and voted in favor of all other items which required a vote.
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
U.S. resident shareholders
A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC, pursuant to a confirmation obtained from the Irish Revenue Commissioners. The simplified procedure provides that such shareholders are not required to complete the Irish Revenue Commissioners’ DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a “qualifying intermediary” as discussed further below. The confirmation from the Irish Revenue Commissioners is operative for a period of five years up to the end of 2024.
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

U.S. tax considerations
Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. The discussion of the holders’ tax consequences addresses only those persons that hold our ordinary shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences to any special class of holder, including, without limitation, holders of (directly, indirectly or constructively) 10% or more of our shares (as measured by vote or value), dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to the ordinary shares as a result of such income being recognized on an applicable financing statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust; or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A “non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and activities of the partnership. Partnerships holding shares and partners therein should consult their own tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the ordinary shares.
Cash dividends and other distributions
A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld) as dividend income to the extent of AerCap’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of (and in reduction of) the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the PFIC rules discussed below. AerCap does not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution by AerCap will generally be treated as a dividend. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction generally available to corporations. Current tax law provides for a maximum 20% U.S. tax rate on the dividend income of a non-corporate U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a corporation that is a PFIC in the taxable year in which dividends are paid or in the preceding taxable year) if (i) its shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States; or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The ordinary shares are expected to be readily traded on the NYSE and we are eligible for the income tax treaty between the United States and Ireland. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 20%.
Distributions to U.S. Holders of additional ordinary shares or preemptive rights with respect to ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against the U.S. Holder’s federal income tax liability. Dividends paid on the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable foreign taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.
A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.
Sale or disposition of ordinary shares
A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale, exchange or other taxable disposition (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the shares (determined, in the case of shares purchased with currencies other than U.S. dollars, by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that AerCap is not a PFIC and has not been treated as a PFIC during the U.S. Holder’s holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. Under current law, the maximum long-term capital gain rate for a non-corporate U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.
A non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on gain from the sale, exchange or other taxable disposition of the ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States; or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2023. Although there can be no assurance, we do not expect to be classified as a PFIC for 2024 or subsequent years. This expectation is based on our current operations and current law. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for royalty or rental income derived in the active conduct of a trade or business and not derived from a related person.

The determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and depends on the classification of various assets and income under the PFIC rules. It is unclear how some of these rules apply to us. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.
If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the dividend rate discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, subject to the discussion of the mark-to-market election and the qualified electing fund (“QEF”) election below, the holder will be subject to additional tax and an interest charge on “excess distributions” received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have excess distributions to the extent of any distributions received during any tax year that exceed 125% of the average amount received with respect to the ordinary shares during the three preceding tax years (or, if shorter, the U.S. Holder’s holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period; (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year; and (iii) the amount allocated to each previous tax year (other than any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.
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
If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC the holder generally will include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, his basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. In addition, upon the sale or other disposition of ordinary shares in a year that we are a PFIC, any gain will generally be treated as ordinary income and any loss will generally be treated as ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election), and thereafter as a capital loss.
Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a QEF election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains; and (ii) as long-term capital gains, its pro rata share of our net capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. persons (as determined for U.S. federal income tax purposes) hold at least half of our shares by vote or value, such amounts will be treated as U.S. source income to the extent they are attributable to income that we receive from U.S. sources. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder’s basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any distributions of previously taxed amounts that are not subjected to tax again at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder’s timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a “retroactive QEF election”) may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year; and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of PFIC related taxes for all taxable years of the shareholder to which the protective statement applies. The protective statement must be attached to the U.S. Holder’s federal income tax return for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisors regarding the advisability of filing a protective statement.
As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S. federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of its ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their own tax advisors about the advisability of making a QEF election, retroactive QEF election and/or deferred payment election.
Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must generally file IRS Form 8621.
We urge prospective purchasers of ordinary shares to consult their own tax advisors concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.
Additional tax on net investment income
Certain U.S. Holders that are individuals, trusts or estates may be subject to a 3.8% tax, in addition to otherwise applicable U.S. federal income tax, on the lesser of (i) the U.S. Holder’s “net investment income” (or undistributed “net investment income,” in the case of a trust or estate) for the relevant taxable year; and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income, in the case of a trust or estate) for the relevant taxable year above a certain threshold (which in the case of an individual ranges from $125,000 to $250,000, depending on the individual’s circumstances). A U.S. Holder’s “net investment income” generally includes, among other things, dividend income on and capital gain from the disposition of shares, subject to certain exceptions. If you are a U.S. Holder that is an individual, trust or estate, you should consult your own tax advisors regarding the applicability of this tax to the ordinary shares.
Information reporting and backup withholding
Information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than certain corporations and other exempt recipients. A 24% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the applicable withholding agent and to certify that such holder is not subject to backup withholding. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. persons in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Dutch withholding tax considerations
The following is a general summary of certain Dutch dividend withholding tax consequences of the holding of ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares, some of which may be subject to special treatment under applicable law (such as trusts or similar arrangements).
As AerCap Holdings N.V. is Dutch incorporated (albeit Irish tax resident), a distribution (including dividend payments) by us to a holder of shares resident, or deemed resident, in the Netherlands (“Dutch resident holders”) is generally subject to Dutch dividend withholding tax at a rate of 15%. The withholding mechanism requires us to deduct from the dividend an amount of withholding tax to be paid to the Dutch tax authorities. The withholding tax is therefore effectively carried by the recipient of a dividend and not by us. Where it can shown that an individual, corporate or other investor is not resident or not deemed resident in the Netherlands, we are not expecting to have an obligation to deduct Dutch dividend withholding tax by virtue of the provisions of the Ireland / Netherlands double tax treaty.
Dutch resident holders are individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes. Dutch resident holders may be eligible to credit Dutch dividend withholding tax against their income tax or corporate income tax liability.
This summary does not consider any potential exemptions or reliefs from Dutch withholding tax or the specific facts and circumstances of any Dutch resident holder. In particular, this summary does not describe the tax considerations for Dutch resident holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in the Dutch Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit-sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies as a "participation" for the purposes of the Dutch Corporate Income Tax Act 1969. A participation generally exists in case of a shareholding of at least 5% of the company's paid-up share capital.
There may be other Dutch tax consequences arising from the holding of ordinary shares, such as, but not limited to, Dutch personal income tax, Dutch corporate income tax and Dutch gift and inheritance tax.
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
All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register of the Dutch Trade Register. Our net loss attributable to equity holders of AerCap Holdings N.V. for the year ended December 31, 2022 and our total AerCap Holdings N.V. shareholders’ equity as of December 31, 2022 as set forth in our annual statutory accounts were $596 million and $14.1 billion, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

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
Item 11.    Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
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
The principal amount of our outstanding floating rate debt was $10.3 billion, or 22% of the total principal amount of our outstanding indebtedness as of December 31, 2023. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $17 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest-earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2023. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of daily SOFR or Term SOFR, reset daily, monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2024	2025	2026	2027	2028	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$1,903.3	$1,129.2	$469.3	$35.2	$—	$—	$82.1
Weighted average strike rate	1.6%	2.2%	2.4%	2.3%	—	—

	2024	2025	2026	2027	2028	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$4,630.0	$4,605.0	$3,442.5	$2,582.5	$1,004.2	$—	$(7.9)
Weighted average pay rate	3.6%	3.6%	3.9%	4.0%	4.1%	—
The variable benchmark interest rates associated with these instruments are daily SOFR or Term SOFR, as applicable. The transition of our London Interbank Offered Rates (“LIBOR”) based instruments was completed in October 2023.
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
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. While rates of inflation have decreased from their recent highs, they remain above levels of recent years and in some cases above the inflationary targets of the relevant central banks. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.
Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, have evaluated, as of December 31, 2023, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.
Attestation report of the registered public accounting firm
KPMG, the independent registered public accounting firm that audited our 2023 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2023 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2023 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(U.S. Dollars in thousands)
Audit fees	$8,173	$7,525
Tax fees	1,658	1,414
All other fees	—	44
Total	$9,831	$8,983
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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2023:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced programs	Maximum dollar value of ordinary shares that may yet be purchased under the programs (U.S. Dollars in millions) (a)
January 2023	—	$—	—	$—
February 2023	—	—	—	—
March 2023	8,788,890	56.89	8,788,890	—
April 2023	—	—	—	—
May 2023	2,926,102	57.12	2,926,102	332.9
June 2023	2,131,790	60.50	2,131,790	203.9
July 2023	956,824	63.85	956,824	642.9
August 2023	—	—	—	642.9
September 2023	19,168,834	57.97	19,168,834	181.7
October 2023	2,161,041	59.87	2,161,041	552.3
November 2023	8,170,413	63.64	8,170,413	32.3
December 2023	—	—	—	282.3
Total	44,303,894	$59.09	44,303,894	$282.3

(a)For further details on our share repurchase programs, refer to Note 18—Equity to our Consolidated Financial Statements included in this annual report.
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
Item 16I.     Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16K.     Cybersecurity Risk Management and Governance
AerCap relies on the secure operation of its information systems and the information systems of its third-party providers to manage, process, store and transmit information in the conduct of its operations. As a result, it faces cybersecurity threats including, but not limited to, hacking, phishing, viruses, malware and other attacks on its digital networks and systems.
AerCap has adopted and maintains an active cybersecurity strategy, including preventative technology solutions, to assess, identify and manage material risks from cybersecurity threats and to respond to cybersecurity incidents. These processes include:
•System selection. We use a Cloud-First strategy, which prioritizes cloud computing over legacy information systems, thereby providing operational resilience and agility with critical business processes, systems and applications available on a near continuous basis.
•System assessment. Our specialist cybersecurity team, in conjunction with external technical specialists and our internal Security Operation Center, apply risk assessment, management and mitigation tools, technologies and processes aligned to the U.S. National Institute of Standards and Technology’s Cybersecurity Framework (“NIST-CSF”). We regularly evaluate our information technology assets, data, systems, and architectures to identify, assess and remediate areas of vulnerability. These evaluations include performing proactive penetration and vulnerability testing and regular maturity assessments against the NIST-CSF security domains. Observations noted are considered as part of our risk assessment procedures.
•System protection. We deploy a variety of methods of defense such as endpoint security, email and web filtering, access management and security monitoring to provide appropriate levels of protection against cybersecurity threats.
•Threat monitoring. We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. This allows us to remain current with the latest trends in cybersecurity and make improvements to our strategy to ensure that our defenses consider newly identified and developing areas of cybersecurity threat.
•Threat response. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. These include the preparation of detailed response, recovery and business continuity plans in order to minimize the impact of a potential cybersecurity incident. These plans are tested and reviewed on a regular basis to ensure that they adequately capture the potential impact of newly identified and evolving cybersecurity threats.
•Employee and contractor training. We provide staff and contractors with annual training on cybersecurity risk areas and undertake regular cybersecurity awareness campaigns. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.
•Compliance with data protection frameworks. We closely monitor changes in data protection rules and guidance. This allows us to maintain compliance with applicable laws and to keep ahead of developments and regulatory shifts.
•Strategy alignment. AerCap has appointed a Director of Cybersecurity who is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company.
The processes outlined above have been integrated into our overall risk management strategy through the ongoing maintenance of an IT risk register, populated by the Director of Cybersecurity and reviewed quarterly by our Chief Information Officer (“CIO”), who also acts as Chief Information Security Officer (“CISO”). The CIO also reviews our cybersecurity policies, including our IT Security and Cybercrime Policy and our code of conduct on the use of our information technology infrastructure, and our Business Continuity Policy, on an annual basis.
As stated above, we seek the support of external technical specialists in connection with the assessment of our information systems and cybersecurity threat management processes in line with the NIST-CSF. External technical specialists are engaged to carry out an annual NIST-CSF-based assessment of these systems and processes.

Despite the process outlined here, we may experience cybersecurity incidents from time to time. As previously disclosed on January 22, 2024, the Company experienced a cybersecurity incident related to ransomware in January 2024. We promptly took steps to contain, assess and remediate the incident with the support of third-party cybersecurity experts. In addition, we notified law enforcement and appropriate regulatory authorities. There was no material disruption to the Company’s operations. Please refer to “Item 3. Key Information—Risk Factors—Risks related to information technology—A cybersecurity incident, including a ransomware attack, could lead to a material disruption of our information systems or the information systems of our third-party providers, the loss of business information or losses attributable to fraud, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs,” for further detail on the incident.
For more information on how risks from cybersecurity threats have affected us to date and could materially affect us in the future, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—Risk Factors—Risks related to information technology—A cybersecurity incident, including a ransomware attack, could lead to a material disruption of our information systems or the information systems of our third-party providers, the loss of business information or losses attributable to fraud, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs” and “Item 3. Key Information—Risk Factors—Risks related to information technology—We could suffer material damage to, or interruptions in, our information systems or the information systems of our third-party providers as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software,” which are incorporated by reference into this Item 16K.
The Board has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board has mandated the Board Audit Committee to manage this responsibility in the first instance, on behalf of the Board. During the year ended December 31, 2023, two Board members (also Audit Committee members) undertook the Cybersecurity Accountability and the Corporate Board course at Carnegie Mellon University.
Our CIO presents a formal annual cybersecurity update to our Board. These discussions generally include an update on the Company’s current cybersecurity risk assessment, any changes in regulations concerning data privacy and cybersecurity, results of the annual NIST-CSF-based assessments and any incidents or breaches which took place during the period. The Audit Committee and Board also regularly receive cybersecurity updates from the CIO, joined by other members of management or external advisors as relevant. Our internal audit function, and auditors performing the Company’s audit in compliance with the Sarbanes-Oxley Act of 2002, also provide regular updates to the Audit Committee and Board on their assessment of the effectiveness of controls over IT systems. The Chief Executive Officer is briefed on an ad hoc basis about cybersecurity incidents, threats and related matters by the CIO. Our CIO is regularly briefed by the Director of Cybersecurity who reports directly to him.
Our CIO is responsible for assessing and managing material risks from cybersecurity threats. Our current CIO has served in this position for over eight years and has significant experience in managing complex system implementations on a global scale, transforming IT functions and running high quality teams. His experience extends to working within large multinational companies including IBM, Volkswagen, National Grid and E.ON.
Three management committees, primarily consisting of officers of the Company, support the work of the CIO with respect to cybersecurity matters:
•The IT Steering Committee, chaired by the Chief Financial Officer and composed of officers of the Company, meets quarterly to evaluate, rate and manage the cybersecurity and broader information systems risks affecting the Company.
•The Data Protection and Cybersecurity Committee, chaired by the Chief Compliance Officer and composed of officers of the Company, including the CIO and Head of Human Resources, meets quarterly to monitor compliance with applicable data protection requirements, and to ensure that appropriate measures are in place to actively manage cybersecurity threats.
•The Disclosure Committee, composed of senior management and officers of the Company, including the CIO, assists our Chief Executive Officer and Chief Financial Officer in overseeing our financial and non-financial disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Dutch law and regulatory requirements. The committee also assesses whether any cybersecurity incidents are deemed to require disclosure under SEC requirements.
Incident response procedures are in place to ensure that the occurrence of a cybersecurity incident is appropriately reported to our Group Executive Committee and business continuity plans are mobilized to minimize disruption to business operations.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Please refer to pages F-1 through F-65 of this annual report.
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

2.5
Third Amended and Restated Credit Agreement, dated as of May 10, 2013, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2013 and incorporated herein by reference)

2.6
Seventh Amended and Restated Credit Agreement, dated as of February 25, 2022, among the Service Providers and Financial Institutions named therein, Credit Suisse AG, New York Branch, Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited (filed as an exhibit to our Form 20-F for the year ended December 31, 2022 and incorporated herein by reference)

2.7
Fourth Amended and Restated Revolving Credit Agreement, dated as of February 15, 2023, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2022 and incorporated herein by reference)

2.8
Revolving Credit Agreement, dated as of March 30, 2021, as amended by Amendment No. 1, dated as of February 15, 2023, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto, the lending institutions party thereto and Citibank, N.A, as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2022 and incorporated herein by reference)

2.9
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

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

2.13
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

2.14
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

2.15
Sixteenth Supplemental Indenture, dated as of June 12, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 12, 2018 and incorporated herein by reference)

2.16
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

2.17
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

2.18
Twentieth Supplemental Indenture, dated as of April 3, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on April 4, 2019 and incorporated herein by reference)

2.19
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

2.20
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

2.21
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

2.22
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

Exhibit Number	Description of Exhibit
2.23
Twenty-Fifth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.24
Twenty-Sixth Supplemental Indenture, dated as of January 13, 2021, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 13, 2021 and incorporated herein by reference)

2.25
Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Registration Statement No. 333-234028 and incorporated herein by reference)

2.26
First Supplemental Indenture, dated as of October 10, 2019, to the Indenture, dated as of October 1, 2019, among AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on October 10, 2019 and incorporated herein by reference)

2.27
Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.28
First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.29
Second Supplemental Indenture relating to the Floating Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.30
Third Supplemental Indenture relating to the 1.899% Senior Notes due 2025, dated as of November 1, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 1, 2021 and incorporated herein by reference)

2.31
Fourth Supplemental Indenture relating to the 5.750% Senior Notes due 2028, dated as of June 6, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on June 6, 2023 and incorporated herein by reference)

2.32
Fifth Supplemental Indenture relating to the 6.100% Senior Notes due 2027 and the 6.150% Senior Notes due 2030, dated as of September 25, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on September 25, 2023 and incorporated herein by reference)

2.33
Sixth Supplemental Indenture relating to the 6.450% Senior Notes due 2027, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 22, 2023 and incorporated herein by reference)

2.34
Seventh Supplemental Indenture relating to the 5.100% Senior Notes due 2029 and the 5.300% Senior Notes due 2034, dated as of January 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on January 11, 2024 and incorporated herein by reference)

2.35
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.36
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.37
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.38
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.39	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.40	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.41
Term Loan Credit Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing DAC, as borrower, Aercap Holdings N.V., Aercap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.42
Term Loan Security Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing Designated Activity Company, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, and the additional grantors referred to therein as grantors, and Citibank, N.A., as collateral agent) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.43	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

2.44	The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.45	Description of Certain Registrant Securities

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

Exhibit Number	Description of Exhibit
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

8.1	List of Subsidiaries of AerCap Holdings N.V.
10.1	AerCap Holdings N.V. Incentive Compensation Recovery Policy

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG, an independent registered public accounting firm

17.1	Subsidiary Issuers of Registered Guaranteed Securities

101	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Consolidated Balance Sheets as of December 31, 2023 and 2022

(2) Consolidated Income Statements for the Years Ended December 31, 2023, 2022 and 2021

(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021

(5) Consolidated Statements of Equity for the Years Ended December 31, 2023, 2022 and 2021

(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: February 23, 2024

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AerCap Holdings N.V.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of impairment of flight equipment held for operating leases subject to impairment.
As discussed in Note 5 to the consolidated financial statements, the Company had US$57.1 billion of flight equipment held for operating leases, net as of December 31, 2023. As discussed in Note 3 to the consolidated financial statements, when events or changes in circumstances indicate that flight equipment held for operating leases may be impaired, an evaluation is performed. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset group, an impairment loss, measured as the excess of the carrying value of the asset group over its estimated fair value, is recognized. The Company recognized an impairment charge for the year ended December 31, 2023.
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
We evaluated the reasonableness of the follow-on lease assumptions by comparing these to (i) actual lease rates recently contracted by the Company for the leasing of similar flight equipment and (ii) current industry market data. We compared the residual values of flight equipment held for operating leases to third party appraiser values and expected sale prices. We compared maintenance cash flows forecasts to external appraiser and original equipment manufacturer data and assessed the reasonableness of aircraft utilization against historical actual usage rates.
We also involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using data of comparable entities and the cost of capital of the Company.

KPMG
We have served as the Company’s auditor since 2021.
Dublin, Ireland
February 23, 2024

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2023 and 2022

		As of December 31,
	Note	2023	2022
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,627,181	$1,597,147
Restricted cash	4	198,285	159,623
Trade receivables		73,667	132,202
Flight equipment held for operating leases, net	5	57,091,166	55,220,809
Investment in finance leases, net	6	1,254,451	1,356,072
Flight equipment held for sale	7	296,696	292,808
Prepayments on flight equipment	31	3,576,187	3,806,602
Maintenance rights and lease premium, net	8	2,729,962	3,364,453
Other intangibles, net	9	163,167	185,210
Deferred tax assets	16	275,756	210,334
Associated companies	10	971,517	811,219
Other assets	11	3,016,524	2,590,439
Total Assets		$71,274,559	$69,726,918
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,793,058	$1,494,953
Accrued maintenance liability	14	2,863,730	2,503,202
Lessee deposit liability		1,018,702	806,655
Debt	15	46,483,903	46,532,960
Deferred tax liabilities	16	2,526,120	2,194,098
Commitments and contingencies	31
Total Liabilities		54,685,513	53,531,868
Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of December 31, 2023 and 2022; 215,543,739 and 250,347,345 ordinary shares issued and 202,493,168 and 245,931,275 ordinary shares outstanding (including 4,561,249 and 4,837,602 shares of unvested restricted stock) as of December 31, 2023 and 2022, respectively	18, 28	2,676	3,024
Additional paid-in capital		6,594,556	8,586,034
Treasury shares, at cost (13,050,571 and 4,416,070 ordinary shares as of December 31, 2023 and 2022, respectively)		(819,305)	(254,699)
Accumulated other comprehensive income		8,304	108,226
Accumulated retained earnings		10,802,599	7,674,922
Total AerCap Holdings N.V. shareholders’ equity		16,588,830	16,117,507
Non-controlling interest		216	77,543
Total Equity		16,589,046	16,195,050
Total Liabilities and Equity		$71,274,559	$69,726,918

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$80,910	$71,940
Flight equipment held for operating leases and held for sale		2,919,819	2,810,778
Other assets		100,045	146,239

Accrued maintenance liability		$140,310	$127,010
Debt		1,271,340	1,016,745
Other liabilities		74,070	74,012
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2023, 2022 and 2021

		Year Ended December 31,
	Note	2023	2022	2021
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	21, 24	$6,248,994	$5,981,812	$3,891,089
Maintenance rents and other receipts		611,326	548,734	520,914
Total lease revenue		6,860,320	6,530,546	4,412,003
Net gain on sale of assets		489,620	228,930	89,428
Other income	22	230,478	254,074	722,574
Total Revenues and other income		7,580,418	7,013,550	5,224,005
Expenses
Depreciation and amortization	5, 8, 9	2,480,578	2,389,807	1,737,925
Net (recoveries) charges related to Ukraine Conflict	25	(1,287,972)	2,665,651	—
Asset impairment	26	86,855	96,591	128,409
Interest expense		1,806,442	1,591,870	1,230,466
Loss (gain) on debt extinguishment	15	4,097	(2,041)	9,713
Leasing expenses		756,438	823,600	319,022
Selling, general and administrative expenses	19, 20, 23	464,128	399,530	317,888
Transaction and integration-related expenses		—	33,286	334,966
Total Expenses		4,310,566	7,998,294	4,078,389
Gain (loss) on investments at fair value		2,334	(17,676)	2,301
Income (loss) before income taxes and income of investments accounted for under the equity method		3,272,186	(1,002,420)	1,147,917
Income tax (expense) benefit	16	(291,056)	164,097	(162,537)
Equity in net earnings of investments accounted for under the equity method		166,715	117,165	24,051
Net income (loss)		$3,147,845	$(721,158)	$1,009,431
Net income attributable to non-controlling interest		(11,754)	(4,883)	(8,924)
Net income (loss) attributable to AerCap Holdings N.V.		$3,136,091	$(726,041)	$1,000,507

Basic earnings (loss) per share	28	$13.99	$(3.02)	$6.83
Diluted earnings (loss) per share	28	$13.78	$(3.02)	$6.71

Weighted average shares outstanding—basic		224,216,801	240,486,849	146,421,188
Weighted average shares outstanding—diluted		227,656,343	240,486,849	149,005,981

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
	2023	2022	2021
	(U.S. Dollars in thousands)
Net income (loss)	$3,147,845	$(721,158)	$1,009,431
Other comprehensive (loss) income:
Net (loss) gain on derivatives (Note 12), net of tax of $14,425, $(22,686) and $(11,679), respectively	(99,583)	158,800	81,751
Actuarial (loss) gain on pension obligations (Note 20), net of tax of $48, $(4,108) and $(1,327), respectively	(339)	28,761	9,285
Foreign currency translation adjustments	—	—	(15,286)
Total other comprehensive (loss) income	(99,922)	187,561	75,750

Comprehensive income (loss)	3,047,923	(533,597)	1,085,181
Comprehensive income attributable to non-controlling interest	(11,754)	(4,883)	(8,924)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$3,036,169	$(538,480)	$1,076,257

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
	2023	2022	2021
	(U.S. Dollars in thousands)
Net income (loss)	$3,147,845	$(721,158)	$1,009,431
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,480,578	2,389,807	1,737,925
Net (recoveries) charges related to Ukraine Conflict	(1,269,471)	2,922,350	—
Asset impairment	86,855	96,591	128,409
Amortization of debt issuance costs, debt discount, debt premium and lease premium	253,003	338,032	113,981
Maintenance rights write-off (a)	328,239	389,852	138,780
Maintenance liability release to income	(203,440)	(203,490)	(273,146)
Net gain on sale of assets	(489,620)	(228,930)	(89,428)
Deferred tax expense (benefit)	280,069	(9,586)	(5,905)
Share-based compensation	97,058	102,848	96,087
Collections of finance leases	407,204	630,427	124,325
(Gain) loss on investments at fair value	(2,334)	17,676	(2,301)
Loss (gain) on debt extinguishment	4,097	(2,041)	9,713
Transaction and integration-related expenses	—	—	186,474
Other	(7,392)	(161,933)	44,235
Changes in operating assets and liabilities:
Trade receivables	56,442	39,162	232,119
Other assets	(128,459)	113,374	112,790
Accounts payable, accrued expenses and other liabilities	220,761	(542,019)	130,333
Net cash provided by operating activities	5,261,435	5,170,962	3,693,822
Purchase of flight equipment	(4,662,680)	(3,480,074)	(1,703,395)
Proceeds from sale or disposal of assets	2,121,507	1,635,777	796,613
Prepayments on flight equipment	(1,569,706)	(391,498)	(86,386)
Acquisition of GECAS, net of cash acquired	—	—	(22,493,195)
Cash proceeds from insurance claim settlements	1,254,400	—	—
Net (disbursements) proceeds from loans receivable	(300,329)	52,682	32,021
Other	(26,160)	22,614	(4,594)
Net cash used in investing activities	(3,182,968)	(2,160,499)	(23,458,936)
Issuance of debt	6,550,992	467,996	26,496,660
Repayment of debt	(6,568,370)	(4,230,082)	(5,973,508)
Debt issuance and extinguishment costs paid, net of debt premium received	(85,408)	379	(422,260)
Maintenance payments received	817,229	779,824	448,516
Maintenance payments returned	(201,474)	(245,294)	(209,087)
Security deposits received	480,950	332,822	210,781
Security deposits returned	(256,015)	(245,084)	(290,758)
Redemption of non-controlling interest and dividends paid to non-controlling interest holders	(112,034)	(3,957)	(323)
Repurchase of shares and tax withholdings on share-based compensation	(2,637,589)	(17,419)	(76,220)
Net cash (used in) provided by financing activities	(2,011,719)	(3,160,815)	20,183,801
Net increase (decrease) in cash, cash equivalents and restricted cash	66,748	(150,352)	418,687
Effect of exchange rate changes	1,948	(7,631)	776
Cash, cash equivalents and restricted cash at beginning of period	1,756,770	1,914,753	1,495,290
Cash, cash equivalents and restricted cash at end of period	$1,825,466	$1,756,770	$1,914,753

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
	2023	2022	2021
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,650,319	$1,565,163	$1,109,948
Income taxes paid (refunded), net	23,219	(567)	4,928

(a)Maintenance rights write-off consisted of the following:

End-of-lease ("EOL") and Maintenance Reserved ("MR") contract maintenance rights expense	$207,552	$232,622	$7,048
MR contract maintenance rights write-off offset by maintenance liability release	17,747	260,245	17,260
EOL contract maintenance rights write-off offset by EOL compensation received	102,940	191,478	114,472
EOL and MR contract maintenance rights write-off related to the Ukraine Conflict	—	(294,493)	—
Maintenance rights write-off	$328,239	$389,852	$138,780

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2023, 2022 and 2021
Non-Cash Investing and Financing Activities
Year ended December 31, 2023:
Flight equipment held for operating leases in the amount of $171 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $1.3 billion was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $88 million was settled with buyers upon sale or disposal of assets.
In September 2023, other assets and accounts payable, accrued expenses and other liabilities increased by $144 million and $124 million, respectively, due to the Azul S.A. (“Azul”) restructuring. Please refer to Note 11—Other assets for further details.
Year ended December 31, 2022:
Flight equipment held for operating leases in the amount of $34 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $379 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $72 million was settled with buyers upon sale or disposal of assets.
Year ended December 31, 2021:
Flight equipment held for operating leases in the amount of $13 million was reclassified to investment in finance leases, net.
Flight equipment held for operating leases in the amount of $398 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $20 million was settled with buyers upon sale or disposal of assets.
In November 2021, debt and shareholder’s equity increased by $1.0 billion and $6.6 billion, respectively, due to non-cash consideration in the GECAS Transaction.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2023, 2022 and 2021

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2020	138,847,345	$1,721	$2,078,125	$(459,994)	$(155,085)	$7,399,703	$8,864,470	$68,016	$8,932,486
GECAS Transaction	111,500,000	1,303	6,581,657	—	—	—	6,582,960	—	6,582,960
Dividends paid	—	—	—	—	—	—	—	(323)	(323)
Repurchase of shares	—	—	—	(35,406)	—	—	(35,406)	—	(35,406)
Share-based compensation	—	—	96,087	—	—	—	96,087	—	96,087
Ordinary shares issued, net of tax withholdings	—	—	(233,175)	209,499	—	10,051	(13,625)	—	(13,625)
Total comprehensive income	—	—	—	—	75,750	1,000,507	1,076,257	8,924	1,085,181
Balance as of December 31, 2021	250,347,345	$3,024	$8,522,694	$(285,901)	$(79,335)	$8,410,261	$16,570,743	$76,617	$16,647,360
Dividends paid	—	—	—	—	—	—	—	(3,957)	(3,957)
Repurchase of shares	—	—	—	(1,458)	—	—	(1,458)	—	(1,458)
Share-based compensation	—	—	102,848	—	—	—	102,848	—	102,848
Ordinary shares issued, net of tax withholdings	—	—	(39,508)	32,660	—	(9,298)	(16,146)	—	(16,146)
Total comprehensive income (loss)	—	—	—	—	187,561	(726,041)	(538,480)	4,883	(533,597)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
Dividends paid	—	—	—	—	—	—	—	(12,034)	(12,034)
Redemption of non-controlling interest	—	—	(22,953)	—	—	—	(22,953)	(77,047)	(100,000)
Repurchase of shares	—	—	—	(2,618,547)	—	—	(2,618,547)	—	(2,618,547)
Share cancellation	(34,803,606)	(348)	(2,001,587)	2,001,935	—	—	—	—	—
Share-based compensation	—	—	97,058	—	—	—	97,058	—	97,058
Ordinary shares issued, net of tax withholdings	—	—	(63,996)	52,006	—	(8,414)	(20,404)	—	(20,404)
Total comprehensive (loss) income	—	—	—	—	(99,922)	3,136,091	3,036,169	11,754	3,047,923
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing with 2,078 aircraft owned, managed or on order, approximately 1,000 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $71 billion as of December 31, 2023. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S (“Airbus”) in Toulouse.
The Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
GECAS Transaction
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from General Electric (“GE”) (the “GECAS Transaction”) on November 1, 2021 (the “Closing Date”). Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. During the year ended December 31, 2023, GE sold all 111,500,000 of its AerCap ordinary shares. As of November 16, 2023, GE no longer beneficially owned any of our outstanding ordinary shares.

2. Basis of presentation
General
Our Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
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
The use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables and notes receivable, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.
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
We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry. After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. While rates of inflation have decreased from their recent highs, they remain above levels of recent years and in some cases above the inflationary targets of the relevant central banks. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. Increased global inflation has contributed to rising interest rates, which may affect our lease revenues, our interest expense, the market value of our interest rate derivatives, and the market value of our flight equipment.
We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated. The Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries has adversely affected and may continue to affect our business and financial condition, results and cash flows. We are pursuing claims in the London Commercial Court with respect to our assets that remain in Russia against the insurers under our C&P Policy and against our reinsurers under our former Russian lessees’ insurance policies. We received cash insurance settlements pursuant to insurance settlements with six Russian airlines and their Russian insurers with respect to 67 aircraft and ten spare engines lost in Russia. Insurance settlements discussions are ongoing with respect to our remaining claims under the insurance policies of several other Russian airlines. However, it is uncertain whether any of these discussions will result in any insurance settlements or receipt of insurance settlement proceeds and, if so, in what amount. Refer to Note 25—Net charges related to Ukraine Conflict and Note 31—Commitments and Contingencies for further details.
The supply of commercial aircraft is dominated by Airbus and Boeing and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, manufacturing and quality control issues, and any financial instability, at any of these manufacturers may affect our revenues, results of operations, net income and operating cash flows, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us.

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
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, leasing transactions, early terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the carrying value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
On an annual basis, we also perform an assessment of all assets older than five years and held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant input assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
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
Maintenance rights and lease premium, net
Maintenance rights assets are recognized at fair value when we acquire flight equipment subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with EOL payment provisions, or our right to receive the aircraft in better maintenance condition due to aircraft maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve provisions, or through a lessor contribution to the lessee. Amortization of maintenance rights assets is event-driven, and maintenance rights assets are evaluated for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
Other intangibles, net
Other intangible assets primarily consist of customer relationships recorded at fair value when we acquired International Lease Finance Corporation (“ILFC”). Other intangible assets are amortized over the period during which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization. We evaluate other intangible assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
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
Other assets
Other assets consist of loans receivable, notes receivable, lease incentives, operating lease right-of-use (“ROU”) assets, debt issuance costs, derivative assets, other tangible fixed assets, straight-line rents, prepaid expenses, inventory, investments and other receivables.
Loans receivable
Loans receivable are classified as held for investment (“HFI”) when the Company has the intent and ability to hold the loan for the foreseeable future or until maturity. Loans classified as HFI are recorded at amortized cost. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the contractual lives of the related loans. If we no longer have the intent and ability to hold a loan for the foreseeable future, then the loan is transferred to assets held for sale (“HFS”) at the lower of carrying value or estimated fair value less costs to sell. Once classified as HFS, the amount by which the carrying value exceeds fair value is recognized in our Consolidated Income Statements as an impairment loss.
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
Investments
Equity securities without readily determinable fair values are carried at cost less impairment. We account for our investments with readily determinable fair values at fair value with all changes in fair value recognized in our Consolidated Income Statements.
Income taxes
Income tax expense is comprised of both current and deferred taxes. We recognize income tax expense in our Consolidated Income Statements, our Consolidated Statements of Comprehensive Income, and in our Consolidated Statements of Equity to the extent that it relates to items recognized directly in equity. We recognize the benefit of tax positions only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We release tax effects from AOCI using a separate identification approach. We recognize interest and penalties related to income taxes in income tax expense (benefit) in our Consolidated Income Statements and as a liability in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets.
Deferred tax assets and liabilities
We recognize deferred taxes resulting from temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to carry forwards and deductible temporary differences are reduced by a valuation allowance to the amount that is more likely than not to be realized.

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
Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives and our investments at fair value on a recurring basis and measure the fair value of flight equipment, goodwill and definite-lived intangible assets on a non-recurring basis. Refer to Note 32—Fair value measurements.
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
Other income consists of proceeds from interest revenue, management fee revenue, insurance proceeds, claims sales, inventory sales and income related to other miscellaneous activities. Interest revenue from notes receivable, loans receivable and other interest-bearing instruments is recognized using the effective yield method as interest accrues under the associated contracts. We recognize revenue from bankruptcy claim sales when collectability of sales proceeds is reasonably assured and contingencies, if any, are resolved. Management fee revenue is recognized as income as it accrues over the life of the contract. Income from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if revenue recognition criteria are met.

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
Total loss write-offs
Total loss write-offs result from the loss of an asset because of an unforeseen event (for example, an airplane crash incident, physical loss by wrongful deprivation, asset seizure, or other loss event). These events may be insured through the lessee’s insurance policies where we are named as the insured, and under our own insurance policies where the lessee’s insurance policy fails to indemnify us. We recognize an insurance receivable to the extent we have a claim from a loss from a total loss write-off event and the likelihood of recovering such loss or portion of the loss is probable at the balance sheet date.
We recognize insurance proceeds in excess of the loss recognized when all contingencies are resolved, which generally occurs when we receive a non-refundable cash payment from the insurers, or when we execute a binding settlement agreement with the insurers where a non-refundable payment will be made.
Unusual or infrequently occurring events or transactions
A material event or transaction that we consider to be unusual in nature or that is expected to occur infrequently, or both, is reported separately in our Consolidated Income Statements, gross of income taxes.
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
Current expected credit loss provisions are classified as leasing expenses in our Consolidated Income Statements, with a corresponding allowance for credit loss amount reported as a reduction in the carrying amount of the related balance sheet amount. A write-off is recorded when all or part of the Financing Receivable is deemed uncollectable. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses. Refer to Note 27—Allowance for credit losses for further details.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
Foreign currency
Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time of the transaction. Receivables or payables denominated in foreign currencies are remeasured into U.S. dollars at the exchange rate prevailing at the balance sheet date. All resulting exchange gains and losses are recorded in selling, general and administrative expenses in our Consolidated Income Statements. Foreign currency exchange gains or losses on our investments at fair value are recorded in gain (loss) on investments at fair value in our Consolidated Income Statements.
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
Accounting standards adopted during the year ended December 31, 2022
Reference Rate Reform
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. During the fourth quarter of 2022, we adopted ASC 848 (effective October 1, 2022). The adoption did not have a material impact on our financial statements.
Topic 848 provides several optional expedients that permit an entity not to apply otherwise applicable U.S. GAAP to contracts or transactions modified or otherwise affected due to reference rate reform, provided the conditions for the respective expedients are met. Before we commenced the transition of these instruments, contracts and leases to reference SOFR instead of LIBOR, we applied optional expedients under Topic 848. When we modified those agreements, we applied optional expedients that allowed us to (a) account for the contract modifications as continuations of the existing contracts without further accounting assessment that might otherwise be required and (b) continue cash flow hedging relationships without de-designation when changes are made to hedge documentation, contractual terms of the hedging instrument or forecasted transaction, hedged risk, and effectiveness assessment method.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the optional expedients in Topic 848. The adoption of ASU 2022-06, which was effective upon issuance, did not have a material effect on the Company’s consolidated financial statements.
We had certain debt instruments, derivative contracts, and leases that referenced LIBOR. LIBOR was a benchmark interest rate calculated based on information contributed by a panel of large international banks. LIBOR’s administrator announced in March 2021 that it intended to stop publishing the Overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR settings after June 30, 2023. In April 2023, the FCA announced that the one-month, three-month and six-month US Dollar LIBOR tenors will continue to be published in synthetic form until September 2024, at which point these LIBOR tenors will cease. In anticipation of that cessation, we commenced the transition of our LIBOR-based instruments, contracts and leases to Secured Overnight Financing Rate (“SOFR” or “Term SOFR”) in October 2022. The transition of our LIBOR-based instruments was completed in October 2023.
Future application of accounting standards:
Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in ASU 2023-09 should be applied on a prospective basis; however, retrospective application in all prior periods presented in the annual financial statements is permitted. The adoption of ASU 2023-09 is not expected to have a material effect on the Company’s consolidated financial statements.
Improvements to Reportable Segmental Disclosures
In November 2023, the FASB issued ASU 2023-07—Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures (“ASU 2023-07”). ASU 2023-07 enhances segmental reporting through expanding the breadth and frequency of segment disclosures. The standard is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. The amendments in ASU 2023-07 should be applied retrospectively unless it is impractical to do so and any segment expense categories and amounts disclosed in prior periods are based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of ASU 2023-07 is not expected to have a material effect on the Company’s consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $198 million and $160 million as of December 31, 2023 and 2022, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Cash and cash equivalents	$1,627,181	$1,597,147
Restricted cash	198,285	159,623
Total cash, cash equivalents and restricted cash	$1,825,466	$1,756,770
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
Net book value at beginning of period	$55,220,809	$57,825,056
Additions	6,436,690	4,587,387
Depreciation	(2,446,751)	(2,359,868)
Disposals and transfers to held for sale	(1,877,175)	(1,540,728)
Transfers from/to investment in finance leases, net/inventory	(170,900)	(34,321)
Write-offs and impairment, net (Note 25 and 26)	(71,507)	(3,256,717)
Net book value at end of period	$57,091,166	$55,220,809

Accumulated depreciation and impairment as of December 31, 2023 and 2022, respectively:	$(13,789,382)	$(12,448,619)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
6. Investment in finance leases, net
Components of investment in finance leases, net as of December 31, 2023 and 2022 were as follows:

	As of December 31,
	2023	2022
Future minimum lease payments to be received, net	$1,156,693	$1,299,724
Estimated residual values of leased flight equipment	597,184	630,538
Less: Unearned income	(490,502)	(551,165)
Less: Allowance for credit losses (Note 27)	(8,924)	(23,025)
	$1,254,451	$1,356,072
Investment in finance leases consists of direct financing leases, leveraged leases and sales-type leases of flight equipment and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related unearned income. The Company has no general obligation for principal and interest on notes or other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable in the table above.
Our share of net lease payments on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment. For federal income tax purposes, we are entitled to deduct the interest expense accruing on non-recourse financings related to leveraged leases.
As of December 31, 2023, the cash flows receivable, including the estimated residual value at lease termination, from finance, sales-type and leveraged leases were as follows:

Cash flows receivable
2024	$401,340
2025	290,173
2026	166,050
2027	156,133
2028	99,184
Thereafter	640,997
Undiscounted cash flows receivable	$1,753,877
Less: Unearned income	(490,502)
Less: Allowance for credit losses	(8,924)
$1,254,451
During the years ended December 31, 2023, 2022 and 2021, we recognized interest income from investment in finance leases, net of $101 million, $130 million and $61 million, respectively, included in basic lease rents.

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
As of December 31, 2023, flight equipment with a total net book value of $297 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $3 million will be assumed by the buyers of these assets upon consummation of the individual sale transactions.
As of December 31, 2022, flight equipment with a total net book value of $293 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $67 million was assumed by the buyers of these assets upon consummation of the individual sale transactions.

8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Maintenance rights	$2,099,513	$2,540,286
Lease premium, net	630,449	824,167
	$2,729,962	$3,364,453
Movements in maintenance rights during the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
Maintenance rights at beginning of period	$2,540,286	$3,292,007
EOL and MR contract maintenance rights expense	(207,552)	(232,622)	(a)
MR contract maintenance rights write-off due to maintenance liability release	(17,747)	(260,245)	(a)
EOL contract maintenance rights write-off due to cash receipt	(102,940)	(191,478)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(112,534)	(67,376)
Maintenance rights at end of period	$2,099,513	$2,540,286

(a)    EOL and MR contract maintenance rights expense and MR contract maintenance rights write-off due to maintenance liability release for the year ended December 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 25—Net charges related to Ukraine Conflict for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Maintenance rights and lease premium, net (Continued)

The following tables present details of lease premium assets and related accumulated amortization as of December 31, 2023 and 2022:

	As of December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,002,293	$(371,844)	$630,449

	As of December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,044,915	$(220,748)	$824,167

Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above. The weighted average amortization period remaining for lease premium is 5.3 years.
During the years ended December 31, 2023, 2022 and 2021, we recorded amortization expense for lease premium assets of $178 million, $224 million and $48 million respectively.
As of December 31, 2023, the estimated future amortization expense for lease premium assets was as follows:

Estimated amortization expense
2024	$163,110
2025	121,911
2026	105,150
2027	88,235
2028	73,650
Thereafter	78,393
$630,449

9. Other intangibles, net
Other intangibles consisted of the following as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Customer relationships, net	$156,059	$177,235
Other intangible assets	7,108	7,975
	$163,167	$185,210

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Other intangibles, net (Continued)

The following tables present details of customer relationships and related accumulated amortization as of December 31, 2023 and 2022:

	As of December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(203,941)	$156,059

	As of December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(182,765)	$177,235
During the years ended December 31, 2023, 2022 and 2021, we recorded annual amortization expense for customer relationships of $21 million. The weighted average amortization period remaining for customer relationships is 7.4 years.
As of December 31, 2023, the estimated future amortization expense for customer relationships for the next five years is $21 million per year and $50 million in aggregate for the years thereafter.

10. Associated companies
As of December 31, 2023 and 2022, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of December 31, 2023	As of December 31,
		2023	2022
Shannon Engine Support Ltd (“SES”)	50.0	$797,185	$634,701
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	91,898	88,240
Other	9.5-39.3	82,434	88,278
		$971,517	$811,219
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $63 million as of December 31, 2023 and 2022.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Straight-line rents, prepaid expenses and other	$692,521	$715,751
Notes receivable, net of allowance for credit losses (a) (b)	663,644	486,223
Loans receivable, net of allowance for credit losses (c)	654,925	351,357
Lease incentives	152,056	163,683
Derivative assets (Note 12)	130,614	211,993
Investments	87,055	62,519
Inventory	85,668	55,868
Operating lease right of use assets, net (Note 17)	57,009	81,952
Other receivables, net	493,032	461,093
	$3,016,524	$2,590,439

(a)Notes receivable, net of allowance for credit losses as of December 31, 2023 and 2022 included $656 million and $459 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of December 31, 2023 and 2022 also included $8 million and $27 million, respectively, related to aircraft sale and other transactions.
(b)As of December 31, 2023 and December 31, 2022, we had a $24 million and $111 million, respectively, allowance for credit losses on notes receivable. Refer to Note 27—Allowance for credit losses for further details.
(c)As of December 31, 2023, and 2022, we had a $1 million and $4 million, respectively, allowance for credit losses on loans receivable. Refer to Note 27—Allowance for credit losses for further details. During the years ended December 31, 2023, 2022 and 2021, we recognized interest income from loans receivable, net of allowance for credit losses of $35 million, $26 million and $4 million, respectively, included in other income.
Azul Restructuring
We participated in the Azul restructuring completed on September 29, 2023, which included the exchange of certain notes receivable with a net carrying value of $156 million (the “Existing Notes”) held by us and the granting of certain modifications related to our operating leases with Azul (the “Azul Restructuring”). The restructured Existing Notes had a carrying value of $160 million as of December 31, 2023.
In exchange for the Existing Notes, which were due at various dates between 2023 and 2032, we received new notes (“New Notes”) from Azul which are due at various dates between July 2024 and July 2030. In addition, certain of the New Notes may be settled, at Azul’s option, in cash or by the issuance of Azul publicly listed preference shares. The New Notes were initially recognized at an aggregate estimated fair value based on a market rate of interest for similar instruments. No gain or loss was recognized on the exchange of the Existing Notes for the New Notes.
In connection with the operating lease modifications granted, which included modifications of both lease rental and lease term, we recognized deferred revenue included in accounts payable, accrued expenses and other liabilities on our Consolidated Balance Sheets. The deferred revenue amount is recognized on a straight-line basis in accordance with our lease revenue recognition policies. Refer to Note 13—Accounts payable, accrued expenses and other liabilities for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of December 31, 2023, we had interest rate caps, swaps and U.S. treasury locks outstanding, with underlying variable benchmark interest rates of daily SOFR or Term SOFR, as applicable.
We completed the transition of our derivative instruments from LIBOR to Term SOFR during the year ended December 31, 2023.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2023 and 2022, we had cash collateral of $1 million and $5 million, respectively, from various counterparties and the obligation to return this collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2023 or 2022.
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
The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2023 and 2022:

	As of December 31,
	2023		2022
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$1,150,000	$39,918	$1,727,500	$76,639
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$3,165,000	$90,696	$3,641,000	$135,354
Total derivative assets		$130,614		$211,993

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)

	As of December 31,
	2023		2022
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$3,590,000	$80,840	$—	$—
Total derivative liabilities		$80,840		$—

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
(Loss) Gain
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$(123,587)	$176,709	$89,993
Derivative premium and amortization	9,579	4,777	3,437
Income tax effect	14,425	(22,686)	(11,679)
Net (loss) gain on derivatives, net of tax	$(99,583)	$158,800	$81,751
We expect to reclassify approximately $72 million from AOCI as a reduction in interest expense in our Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate contracts	$(36,721)	$69,336	$19,718
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	97,788	17,909	(76,682)
Gain (loss) recognized in interest expense	$61,067	$87,245	$(56,964)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2023 and 2022:

	As of December 31,
	2023		2022
Deferred revenue	$827,525	(a)	$547,662
Accounts payable and accrued expenses	444,042		475,166
Accrued interest	348,568		336,910
Operating lease liabilities (Note 17)	92,083		135,215
Derivative liabilities (Note 12)	80,840		—
	$1,793,058		$1,494,953

(a)In September 2023, deferred revenue increased by $124 million due to the Azul Restructuring. Refer to Note 11—Other assets for further details.
14. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
Accrued maintenance liability at beginning of period	$2,503,202	$2,900,651
Maintenance payments received	817,229	779,824
Maintenance payments returned	(201,474)	(245,294)
Release to income upon sale	(87,809)	(71,668)
Release to income other than upon sale	(203,440)	(770,492)	(a)
Lessor contribution, top ups and other	36,022	(89,819)	(a)
Accrued maintenance liability at end of period	$2,863,730	$2,503,202

(a)Accrued maintenance liability released to income other than upon sale and lessor contribution, top-ups and other for the year ended December 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 25—Net charges related to Ukraine Conflict for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of December 31, 2023, the principal amount of our outstanding indebtedness totaled $46.7 billion, which excluded debt issuance costs, debt discounts and debt premium of $213 million, and our undrawn lines of credit were $11.0 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2023, we remained in compliance with the financial covenants across our various debt agreements.
The following table provides a summary of our indebtedness as of December 31, 2023 and 2022:

	As of December 31,
	2023						2022
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC Notes (c)		$31,215,349	$—	$31,215,349	3.59%	2024 - 2041	$32,700,000
Revolving credit facilities (d)		9,300,000	9,275,000	25,000	6.93%	2025 - 2027	—
Other unsecured debt		3,055,000	—	3,055,000	6.81%	2024 - 2028	2,010,500
TOTAL UNSECURED		$43,570,349	$9,275,000	$34,295,349			$34,710,500
Secured
Export credit facilities (e)	38	1,034,687	—	1,034,687	2.49%	2025 - 2035	1,058,269
Institutional secured term loans & secured portfolio loans	243	7,985,863	318,500	7,667,363	6.17%	2024 - 2032	7,499,339
AerFunding Revolving Credit Facility	39	2,075,000	1,042,849	1,032,151	7.41%	2027	717,558
Other secured debt (f)	14	742,188	326,206	415,982	5.73%	2024 - 2041	537,232
Fair value adjustment		—	—	993			1,778
TOTAL SECURED		$11,837,738	$1,687,555	$10,151,176			$9,814,176
Subordinated
Subordinated notes		2,250,000	—	2,250,000	6.64%	2045 - 2079	2,250,000
Subordinated debt issued by VIEs		—	—	—	—	—	27,219
Fair value adjustment		—	—	—			(212)
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,277,007
Debt issuance costs, debt discounts and debt premium				(212,622)			(268,723)
	334	$57,658,087	$10,962,555	$46,483,903			$46,532,960

(a)The weighted average interest rate for our floating rate debt of $10.3 billion is calculated based on the applicable U.S. dollar SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”)
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”)
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the 14 aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
As of December 31, 2023, all debt was issued or guaranteed by AerCap with the exception of the AerFunding Revolving Credit Facility and the Glide Funding term loan facility.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2023 were as follows:

Maturities of debt financing (a)
2024	$6,211,679
2025	5,958,382
2026	8,491,596
2027	6,795,888
2028	7,744,105
Thereafter	11,493,882
$46,695,532

(a)For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Contractual obligations.”

During the years ended December 31, 2023, 2022 and 2021, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $75 million, $82 million and $66 million, respectively.
AerCap Trust & AICDC Notes
From time to time, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2023:

Maturities of AGAT/AICDC Notes
2024	$5,165,349
2025	3,650,000
2026	5,250,000
2027	4,000,000
2028	5,300,000
Thereafter	7,850,000
$31,215,349
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 1.65% to 6.50%.
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. and by AerCap Ireland Limited (“AerCap Ireland”), AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC. Except as described below, the AGAT/AICDC Notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements. We may redeem each series of the AGAT/AICDC Notes in whole or in part, at any time, at a price equal to 100% of the aggregate principal amount plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date. Certain of the AGAT/AICDC Notes are redeemable at our option, at par.

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
In February 2023, AerCap Trust and AICDC completed the redemption of all $600 million outstanding aggregate principal amount of their 4.125% Senior Notes due 2023.
In June 2023, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 5.75% Senior Notes due 2028.
In June 2023, AerCap Trust and AICDC redeemed $1.0 billion aggregate principal amount of the then-outstanding $1.25 billion aggregate principal amount of their 4.50% Senior Notes due 2023.

In September 2023, AerCap Trust and AICDC co-issued $900 million aggregate principal amount of 6.10% Senior Notes due 2027 and $850 million aggregate principal amount of 6.15% Senior Notes due 2030.
In November 2023, AerCap Trust and AICDC completed an exchange offer (the “November Exchange Offer”) whereby they co-issued $1.5 billion aggregate principal amount of 6.45% Senior Notes due 2027 in exchange (together with cash payment) for $356 million aggregate principal amount of 1.75% Senior Notes due 2024, $276 million aggregate principal amount of 2.875% Senior Notes due 2024 and $1.0 billion aggregate principal amount of 1.65% Senior Notes due 2024. All exchanged Senior Notes were retired upon consummation of the exchange.
In January 2024, AerCap Trust and AICDC co-issued $800 million aggregate principal amount of 5.10% Senior Notes due 2029 and $700 million aggregate principal amount 5.30% Senior Notes due 2034.
GECAS Acquisition Notes
AerCap Trust and AICDC co-issued an aggregate principal amount of $21.0 billion of senior unsecured notes (the “GECAS Acquisition Notes”) in connection with the GECAS Transaction on October 29, 2021. The GECAS Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain other AerCap subsidiaries. The proceeds from the issuance of the GECAS Acquisition Notes were used to fund a portion of the cash consideration paid in the GECAS Transaction, and to pay related fees and expenses, with any excess proceeds used for general corporate purposes.
On November 1, 2021, AerCap Trust and AICDC also co-issued an aggregate principal amount of $1.0 billion of 1.90% Senior Notes due 2025 to a subsidiary of GE in connection with the closing of the GECAS Transaction.
Revolving credit facilities
In March 2018, AerCap entered into a $950 million unsecured revolving and term loan agreement (the “Asia Revolver”) with a maturity of March 2022. In March 2023, AerCap amended the Asia Revolver and extended its maturity to March 2027.
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”). In February 2023, AICDC amended the Citi Revolver I and extended its maturity to February 2027.
On March 30, 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit agreement (the “Citi Revolver II”) with a maturity of September 30, 2025.
In February 2023, the terms of the Citi Revolvers were amended to replace LIBOR with Term SOFR as the relevant reference rate.

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
Export credit facilities
The principal amounts under the export credit facilities amortize over ten- to 12-year terms. The export credit facilities require that Special Purpose Entities (“SPEs”) controlled by the respective borrowers hold legal title to the financed flight equipment. Obligations under the export credit facilities are secured by, among other things, a pledge of the shares of the SPEs.
The obligations under the export credit facilities are guaranteed by AerCap Holdings N.V. and/or certain of its subsidiaries, as well as various export credit agencies.
Institutional secured term loans and secured portfolio loans
The following table provides details regarding the terms of our outstanding institutional secured term loans and secured portfolio loans:

	As of December 31,
	2023				2022
	Collateral (Number of aircraft) (a)	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
Institutional secured term loans
Setanta	82	$2,000,000	7.61%	2028	$2,000,000
Hyperion	21	600,000	7.35%	2027	1,050,000
Secured portfolio loans
Celtago & Celtago II	24	613,034	4.51%	2024-2027	731,480
Rhenium	18	867,714	6.70%	2030	—
Cesium	15	587,912	5.68%	2025	658,580
Goldfish	13	501,276	7.01%	2025	560,084
Scandium	10	458,867	5.74%	2025	517,577
Rhodium	11	411,343	4.53%	2026	459,599
Other secured facilities	49	1,627,217	4.75%	2025-2032	1,522,019
	243	$7,667,363			$7,499,339

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
The Setanta institutional secured term loan was entered into in 2021. The obligations of the borrowers of the loan are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.
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
In September 2023, the terms of the Hyperion and Setanta loans were amended to replace LIBOR with Term SOFR as the relevant reference rate along with other amendments.
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
The terms of the Scandium, Rhodium and Celtago II facilities were amended to replace LIBOR with Term SOFR as the relevant reference rate. These amendments became effective during the first quarter of 2023. In March 2023, the reference rate indices on the Goldfish facility were amended to replace LIBOR with Term SOFR. We applied an optional expedient under ASC 848 that allowed us to account for the contract modifications as a continuation of the existing contract without further analysis.
In March 2023, we entered into a new $900 million secured facility, the Rhenium facility, with a syndicate of lenders.
AerFunding Revolving Credit Facility
AerFunding 1 Limited (“AerFunding”) is an SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated VIE formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2023:

	As of December 31,
	2023			2022
	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
ECAPS Subordinated Notes (a)	$1,000,000	7.29%	2065	$1,000,000
2045 Subordinated Notes	500,000	6.50%	2045	500,000
2079 Subordinated Notes	750,000	5.88%	2079	750,000
	$2,250,000			$2,250,000

(a)Enhanced Capital Advantaged Preferred Securities (“ECAPS”).

ECAPS Subordinated Notes
In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. Both the $400 million and $600 million tranches have a floating interest rate, with margins of 1.80% and 1.55% respectively, plus the highest of three-month Term SOFR, ten-year constant maturity U.S. Treasury, and 30-year constant maturity U.S. Treasury.
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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.5% and, beginning in June 2025, will bear interest at the three-month benchmark rate plus 4.3%.
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
The 2079 Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuer’s and the guarantors’ future equally ranking junior subordinated obligations, if any, and are subordinate and junior in right of payment to all of the issuer’s and the guarantors’ present and future creditors (i) who are unsubordinated creditors, (ii) who are subordinated only to the claims of unsubordinated creditors, or (iii) who are subordinated creditors except those whose claims rank equally with or junior to the 2079 Junior Subordinated Notes. As of December 31, 2023, the 2079 Junior Subordinated Notes rank senior only to the issuer’s and the guarantors’ common and preferred stock.
Subordinated debt issued by VIEs
AerCap holds subordinated loan notes issued by certain consolidated VIEs. The subordinated debt held by AerCap is eliminated on consolidation of the VIEs.
During the year ended December 31, 2023, we completed the sale of our variable interests in certain entities to our joint venture partner. As of December 31, 2023, we had no remaining subordinated debt issued by joint ventures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes
Our subsidiaries are subject to income taxation in a number of tax jurisdictions, principally Ireland.
Income before income taxes and income of investments accounted for under the equity method for 2023 includes income of $3.2 billion relating to Ireland and income of $0.1 billion relating to other jurisdictions. Loss before income taxes and income of investments accounted for under the equity method for 2022 includes a loss of $1.1 billion relating to Ireland and income of $0.1 billion relating to other jurisdictions. Income before income taxes and income of investments accounted for under the equity method for 2021 includes income of $1.1 billion relating to Ireland and income of $0.1 billion relating to other jurisdictions.
The following table presents our income tax expense (benefit) by significant tax jurisdiction for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
Deferred tax expense (benefit), excluding the net change in valuation allowance
Ireland	$300,646	$25,648	$(26,968)
Other	28,572	(3,118)	9,642
	329,218	22,530	(17,326)
Deferred tax (benefit) expense related to the net change in valuation allowance
Ireland	957	5,621	3,128
Other	(50,106)	(37,737)	8,293
	(49,149)	(32,116)	11,421
Current tax expense (benefit)
Ireland	13,147	(159,730)	160,866
Other	(2,160)	5,219	7,576
	10,987	(154,511)	168,442
Income tax expense (benefit)	$291,056	$(164,097)	$162,537

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following table provides a reconciliation of the income tax expense (benefit) at the domestic trading statutory income tax rate in Ireland, being 12.5%, where the Company is tax resident, to income tax expense (benefit) for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023			2022			2021
Income tax expense (benefit) at statutory income tax rate of 12.5%	$409,023	12.5%		$(125,303)	12.5%		$143,490	12.5%

Foreign rate differential	6,025	0.2%		13,701	(1.3%)		6,279	0.6%
Other reconciling items	14,275	0.4%	(a)	(20,380)	2.0%	(d)	1,347	0.1%	(e)
Remeasurement of deferred taxes	(43,806)	(1.3%)	(b)	—	—		—	—
Gains not taxable	(45,312)	(1.4%)	(c)	—	—		—	—
Valuation allowance	(49,149)	(1.5%)		(32,115)	3.2%		11,421	1.0%
	(117,967)	(3.6%)		(38,794)	3.9%		19,047	1.7%
Income tax expense (benefit)	$291,056	8.9%		$(164,097)	16.4%		$162,537	14.2%

(a)The 2023 other reconciling items include the following tax-effected amounts: non-deductible interest expense of $6 million, withholding taxes of $13 million and other items of $5 million.
(b)The 2023 remeasurement of deferred taxes relates to the reversal of a deferred tax liability for undistributed profits that may now be recovered in a tax-free manner.
(c)The 2023 gains not taxable arises due to tax-exempt gains realized by group companies on the release of intra-group liabilities.
(d)The 2022 other reconciling items included the following tax-effected amounts: non-deductible expenses of $8 million, a benefit relating to a consolidation of group of $22 million and other items of $7 million.
(e)The 2021 other reconciling items included the following tax-effected amounts: non-deductible expenses of $19 million, non-taxable income of $19 million, and other items of $1 million.

The calculation of income for income tax purposes differs significantly from financial statement income. Deferred tax is provided to reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts as measured under income tax law in the various jurisdictions. Operating loss carryforwards and accelerated tax depreciation on flight equipment give rise to our most significant deferred tax assets and liabilities.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following tables provide details regarding the principal components of our deferred tax assets and liabilities by significant jurisdiction as of December 31, 2023 and 2022:

	As of December 31, 2023
	Ireland	Other	Total
Deferred tax assets
Flight equipment	$8,690	$3,991	$12,681
Other intangibles	—	77,344	77,344
Deferred losses on sale of assets	—	11,937	11,937
Operating loss and tax credit carryforwards	1,991,125	94,955	2,086,080
Other	1,756	20,450	22,206
Total deferred tax assets	2,001,571	208,677	2,210,248
Valuation allowance	(17,242)	(53,570)	(70,812)
Deferred tax assets, net of valuation allowance	$1,984,329	$155,107	$2,139,436

Deferred tax liabilities
Flight equipment	$(4,274,880)	$(82,174)	$(4,357,054)
Other intangibles	(20,193)	—	(20,193)
Other	(6,325)	(6,228)	(12,553)
Total deferred tax liabilities	$(4,301,398)	$(88,402)	$(4,389,800)

Total net deferred tax (liabilities) assets	$(2,317,069)	$66,705	$(2,250,364)

	As of December 31, 2022
	Ireland	Other	Total
Deferred tax assets
Flight equipment	$289,860	$4,512	$294,372
Other intangibles	—	74,998	74,998
Deferred losses on sale of assets	—	13,509	13,509
Operating loss and tax credit carryforwards	1,723,673	116,152	1,839,825
Other	8,608	7,356	15,964
Total deferred tax assets	2,022,141	216,527	2,238,668
Valuation allowance	(16,285)	(103,676)	(119,961)
Deferred tax assets, net of valuation allowance	$2,005,856	$112,851	$2,118,707

Deferred tax liabilities
Flight equipment	$(3,964,247)	$(59,403)	$(4,023,650)
Other intangibles	(22,927)	—	(22,927)
Other	(51,306)	(4,588)	(55,894)
Total deferred tax liabilities	$(4,038,480)	$(63,991)	$(4,102,471)

Total net deferred tax (liabilities) assets	$(2,032,624)	$48,860	$(1,983,764)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The net deferred tax liabilities as of December 31, 2023 of $2.3 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $276 million and as deferred tax liabilities of $2.5 billion.
The net deferred tax liabilities as of December 31, 2022 of $2.0 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $210 million and as deferred tax liabilities of $2.2 billion.
The following table presents the movements in the valuation allowance for deferred tax assets during the years ended December 31, 2023, and 2022:

	Year Ended December 31,
	2023	2022
Valuation allowance at beginning of period	$119,961	$152,077
Increase of allowance included in income tax expense	2,035	5,810
Decrease of allowance included in income tax expense	(51,184)	(37,926)
Net decrease in valuation allowance	(49,149)	(32,116)
Valuation allowance at end of period	$70,812	$119,961
The Company has assessed, on a jurisdictional basis, the realization of its deferred tax assets, including the ability to carry back net operating losses, the existence of taxable temporary differences, the availability of tax planning strategies and available sources of future taxable income. The Company has concluded that based on cumulative taxable income and future taxable income that it will be able to realize a benefit for its deferred tax assets in certain jurisdictions. In addition, the Company has concluded that a valuation allowance on certain deferred tax assets in Ireland and certain other jurisdictions continues to be appropriate considering income projections and uncertainty with respect to future taxable income.
During the year ended December 31, 2023, the Company released a net valuation allowance of $49 million as an income tax benefit. The Company determined that the positive evidence outweighed the negative evidence, resulting in the valuation allowance release. It is possible that within the next 12 months there may be sufficient positive evidence to release a portion of the remaining valuation allowance. Release of a portion of the remaining valuation allowance would result in a benefit to income tax expense for the period the release is recorded, which could have an impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment, as well as prospective earnings in Ireland and certain other foreign entities and jurisdictions.
During the year ended December 31, 2022, the Company released a net valuation allowance of $32 million as an income tax benefit.
During the year ended December 31, 2021, the Company assumed a $61 million valuation allowance as a result of the GECAS Transaction and recognized a net valuation allowance of $11 million as income tax expense, made up of gross increases of $12 million and gross decreases of $1 million.
As of December 31, 2023 and 2022, we had $17 million and $32 million, respectively, of unrecognized tax benefits. Substantially all of the unrecognized tax benefits as of December 31, 2023, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our major tax jurisdiction is Ireland where our tax returns are open for examination from 2019 forward.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
Global Tax Reform
In 2019, the OECD announced an initiative to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports (the “Blueprints”) in 2020. In 2021, the European Commission published an EU Directive (the “EU Minimum Tax Directive”) to incorporate the Pillar Two minimum tax rate rules into EU law. Ireland has enacted the EU Minimum Tax Directive into domestic legislation and the implementation of these rules may impact the results of our operations in Ireland and certain other jurisdictions in which our subsidiaries are based. The introduction of the EU Minimum Tax Directive means the group must be taxed at a minimum effective tax rate of 15%. In Ireland, the EU Minimum Tax Directive has been implemented by means of a new top-up tax to achieve an effective rate of 15% that will become effective in 2024. Further guidance is expected from the OECD or the Irish tax authority as to how certain aspects of Pillar Two will operate. Any future guidance or directives issued by the OECD or the Irish tax authority could alter the operation of this tax and any such changes to how this tax operates could have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
Ireland
Since 2006, the enacted Irish trading corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant operating loss carryforwards as of December 31, 2023, which give rise to deferred tax assets. These operating loss carryforwards of $15.8 billion do not expire with time. In addition, the vast majority of all of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for income tax purposes and to shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish deferred tax assets and we have not recognized a valuation allowance against these assets, with the exception of $5 million, as of December 31, 2023. We also have $12 million of tax credit carryforwards, which do not expire with time, available in Ireland. A valuation allowance has been recognized in full against these tax credit carryforwards.
United States
As of December 31, 2023, we have U.S. federal net operating carryforwards of $325 million, of which $133 million expire between 2028 and 2038 and $192 million are available to offset future federal taxable income indefinitely. Additionally, of the $133 million of net operating loss carryforwards with defined expiration dates, $52 million are subject to annual limitation under the Internal Revenue Code Section 382. We have net operating loss carryforwards for state income tax purposes of $4 million, which expire between 2035 and 2042.

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
As of December 31, 2023 and 2022, operating lease ROU assets net of lease incentives and lease deficiencies included in other assets were $57 million and $82 million, respectively, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $92 million and $135 million, respectively. As of December 31, 2023 and 2022, finance lease liabilities included in other secured debt were $140 million and $137 million, respectively.
As of December 31, 2023 and 2022, supplemental balance sheet information related to leases was as follows:

	December 31, 2023		December 31, 2022
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease term (years)	4.3	13.7	4.5	14.3
Weighted average discount rate	4.1%	6.5%	3.8%	6.5%
As of December 31, 2023, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2024	$50,221	$12,800
2025	13,174	12,800
2026	8,670	12,800
2027	8,702	12,800
2028	8,258	12,800
Thereafter	18,745	171,505
Total lease payments	$107,770	$235,505
Less: Imputed interest	(15,687)	(95,931)
Present value of lease liabilities	$92,083	$139,574

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Equity
On November 1, 2021, AerCap completed the GECAS Transaction. Under the terms of the agreement, GE received 111.5 million newly issued AerCap ordinary shares.
Share repurchase programs
During the year ended December 31, 2022 we did not have any authorized share repurchase programs.
The following table presents our share repurchase programs for the year ended December 31, 2023:

Program approval date	Program end date	Authorized amount	Program completion date
March 2023	September 30, 2023	$500,000	March 13, 2023
April 2023	September 30, 2023	500,000	September 14, 2023
July 2023	December 31, 2023	500,000	September 14, 2023
September 2023	December 31, 2023	650,000	November 16, 2023
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	Not yet completed
In February 2024, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through September 30, 2024. Refer to Note 33—Subsequent events for further details.
On March 13, 2023, we announced the completion of an underwritten secondary offering (the “March Secondary Offering”) of 23.0 million AerCap ordinary shares by GE at a price to the public of $58.50 per ordinary share. Concurrent with the March Secondary Offering, we repurchased an aggregate of 8.8 million of our ordinary shares from GE under our share repurchase program at a price of $56.89 per ordinary share.
On September 14, 2023, we announced the completion of a second underwritten secondary offering (the “September Secondary Offering”) of 46.8 million AerCap ordinary shares by GE at a public price of $59.00 per ordinary share. As part of the September Secondary Offering, we repurchased an aggregate of 17.5 million of our ordinary shares from GE under our share repurchase programs at a price of $57.53 per ordinary share.
On November 16, 2023, we announced the completion of a third underwritten secondary offering (the “November Secondary Offering”) of 30.7 million AerCap ordinary shares by GE at a public price of $65.25 per ordinary share. As part of the November Secondary Offering, we repurchased an aggregate of 7.9 million of our ordinary shares from GE under our share repurchase programs at a price of $63.62 per ordinary share. Upon completion of this offering and the concurrent share repurchase, GE no longer beneficially owned any of our outstanding ordinary shares.
During the year ended December 31, 2023, we repurchased an aggregate of 44.3 million of our ordinary shares under our share repurchase programs at an average price of $59.09 per ordinary share, including the repurchase of 36.4 million of our ordinary shares from GE.
During the year ended December 31, 2023, our Board of Directors cancelled 34.8 million ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
Between January 1, 2024 and February 20, 2024, we repurchased an aggregate of 2.2 million of our ordinary shares under our share repurchase programs at an average price of $76.17 per ordinary share.
Non-controlling interest
During the year ended December 31, 2023, we redeemed Market Auction Preferred Stock (“MAPS”), previously recognized within non-controlling interest. The MAPS were redeemed for par value of $100 million. The difference between the par value of $100 million and the carrying value of $77 million was reflected as an adjustment to additional paid-in capital.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation
Under our equity incentive plans, we grant restricted stock units and restricted stock to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
AerCap equity grants
In March 2012, we implemented an equity incentive plan (the “Equity Incentive Plan 2012”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available under the plan is equivalent to 8.1 million ordinary shares. The Equity Incentive Plan 2012 is not open for equity awards to our directors.
In May 2014, we implemented an equity incentive plan (the “Equity Incentive Plan 2014”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available under the plan is equivalent to 8.5 million ordinary shares. The Equity Incentive Plan 2014 is open for equity awards to our directors.
The Equity Incentive Plan 2014 and Equity Incentive Plan 2012 are collectively referred to herein as “AerCap Equity Plans.”
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three and five years. Our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s U.S. GAAP EPS budget over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Our Chief Executive Officer receives an annual equity award as part of his compensation package. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes, if applicable. Ordinary shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such ordinary shares to settle tax obligations, shall again be available under the AerCap Equity Plans.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation (Continued)
The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2023:

	Year Ended December 31, 2023
	Number of service-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of service-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	2,929,585	4,010,991	$49.94	$51.18
Granted (a)	813,256	625,169	63.48	65.72
Vested (b)	(1,369,328)	(234,340)	47.87	55.11
Forfeited	(18,076)	(11,551)	52.64	64.13
Number at end of period	2,355,437	4,390,269	$55.80	$53.01

(a)Includes 830,580 shares of restricted stock granted under the AerCap Equity Plans, of which 538,853 shares of restricted stock were issued, with the remaining 291,727 ordinary shares being withheld and applied to pay the taxes involved. As part of the 291,727 ordinary shares withheld to pay for taxes, 162,316 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $10 million on the grant dates associated with these ordinary shares.
(b)465,998 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 295,547 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 982,882 shares of restricted stock (813,500 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 162,316 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.
In general, the amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company’s shares on the grant date and reflective of the probability of vesting. The share-based compensation expense was $97 million and $103 million, and the related income tax benefit was $16 million and $13 million for the years ended December 31, 2023 and 2022, respectively.
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2024	$93.1
2025	57.3
2026	24.9
2027	4.1
20. Post-retirement benefit plans

We provide separate defined benefit pension plans covering a small number of our employees based on years of service and pensionable pay. These plans are funded through contributions by the Company and invested in trustee administered funds. These plans are now closed to new participants and ceased accruing benefits for existing participants after December 31, 2022. Other assets as of December 31, 2023 included a $10 million asset related to the defined benefit position in respect of these pension plans. Accounts payable, accrued expenses and other liabilities as of December 31, 2022 included $3 million, related to the defined benefit obligation in respect of these pension plans.
We operate defined contribution pension plans for our employees. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

21. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
China (a)	$1,153,435	16.8%	$1,106,429	16.9%	$782,297	17.7%
United States	1,087,541	15.9%	1,032,503	15.8%	579,270	13.1%
Other countries (b)	4,619,344	67.3%	4,391,614	67.3%	3,050,436	69.2%
Total	$6,860,320	100.0%	$6,530,546	100.0%	$4,412,003	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance leases, net and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2023 and 2022:

	As of December 31,
	2023		2022
	Amount	%	Amount	%
China (a)	$9,537,078	15.7%	$10,005,969	16.9%
United States	8,870,847	14.6%	9,104,327	15.4%
Other countries (b)	42,230,605	69.7%	40,181,282	67.7%
Total	$60,638,530	100.0%	$59,291,578	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2023, 2022 and 2021, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Other income
Other income consisted of the following for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
Management fees	$33,815	$38,229	$15,725
Proceeds from unsecured claims	5,754	98,565	635,075
Interest and other income	190,909	117,280	71,774
	$230,478	$254,074	$722,574
On April 22, 2021, we entered into a claims sale and purchase agreement with a third party for the sale of certain unsecured claims filed by various AerCap companies against LATAM Airlines Group S.A. and certain of its subsidiaries in the Chapter 11 case captioned LATAM Airlines Group S.A., et al., Case No. 20-11254 (JLG) (Jointly Administered). Subsequent to the bankruptcy court entering an order establishing the allowed claim amount in May 2021, the sale of a portion of the unsecured claims closed. Approximately $595 million of sale proceeds were recognized in other income during the year ended December 31, 2021. In June 2022, the Bankruptcy Court entered an order establishing the allowed claim amount and the sale of the final portion of the unsecured claims closed. Approximately $39 million of sale-related proceeds were recognized in other income during the year ended December 31, 2022.

23. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
Personnel expenses	$208,715	$174,004	$150,286
Share-based compensation	97,058	102,848	96,087
Professional services	40,251	37,805	28,999
Travel expenses	38,700	24,752	5,649
Office expenses	25,307	23,930	15,417
Other expenses	54,097	36,191	21,450
	$464,128	$399,530	$317,888

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Lease revenue
Our current operating lease agreements expire up to and over the next 16 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft, engines and helicopters as of December 31, 2023 were as follows:

Contracted minimum future lease payments receivable
2024	$6,384,586
2025	6,001,847
2026	5,512,314
2027	4,931,941
2028	4,360,764
Thereafter	14,980,420
$42,171,872
During the years ended December 31, 2023 and 2022, 5% and 6%, respectively, of our basic lease rents from flight equipment under operating leases was attributable to leases with variable lease rates, including lease rents tied to floating interest rates and power-by-the-hour (“PBH”) agreements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Net charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations have resulted in reduced revenues and operating cash flows.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together have represented an unusual and infrequent event and therefore the related net charges are classified separately on our Consolidated Income Statements. During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines.
We are pursuing claims in the London Commercial Court with respect to our assets that remain in Russia against the insurers under our contingent and possessed insurance policy (“C&P Policy”) and against the reinsurers under our former Russian lessees’ reinsurance policies. Refer to Note 31—Commitments and Contingencies for further details on these legal proceedings. We are also pursuing claims in the London Commercial Court under the airlines’ insurance and reinsurance policies with respect to two aircraft which were in Ukraine at the beginning of the Ukraine Conflict.
We have also submitted claims to the Russian insurers of our former Russian lessees for our aircraft and engines lost in Russia. During the year ended December 31, 2023 we received cash insurance settlement proceeds of $1.3 billion pursuant to insurance settlements with six Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia. We have recognized these insurance proceeds as recoveries related to the Ukraine Conflict for the year ended December 31, 2023. Insurance settlement discussions remain ongoing with respect to our claims under the insurance policies of several other Russian airlines. However, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount. In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.
We intend to continue to vigorously pursue all such insurance claims, however, the collection, timing and amount of any potential recoveries under our C&P Policy and under the respective airlines’ insurance and reinsurance policies are uncertain and we have not recognized any claim receivables as of December 31, 2023.
Net (recoveries) charges related to Ukraine Conflict consisted of the following for the year ended December 31, 2023 and 2022:

	Year ended 31 December,
	2023	2022
	(U.S. Dollars in millions)
(Recoveries) write-offs and impairments of flight equipment	$(15)	$3,160	(a)
Insurance proceeds received	(1,254)	—
Derecognition of lease-related assets and liabilities	—	(237)
Letters of credit receipts and other collections	(19)	(257)
Net (recoveries) charges related to Ukraine Conflict	$(1,288)	$2,666

(a)    Includes $2.9 billion and $295 million of write-offs and impairments of flight equipment, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Asset impairment
During the year ended December 31, 2023, we recognized impairment charges of $87 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation.
During the year ended December 31, 2022, we recognized impairment charges of $97 million related to sales transactions, lease amendments where we retained maintenance reserve balances or lease terminations, which were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation. We also recognized write-offs of $2.9 billion and impairments of $295 million of flight equipment related to the Ukraine Conflict. Please refer to Note 25—Net charges related to Ukraine Conflict.
During the year ended December 31, 2021, we recognized impairment charges of $128 million related to sales transactions and lease terminations, which were more than offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Allowance for credit losses
Movements in the allowance for credit losses during the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31, 2023
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$23,025	$110,938	$3,898	$137,861
Current period (decrease) increase in provision for expected credit losses	(14,101)	21,332	(3,209)	4,022
Write-offs charged against the allowance	—	(107,996)	—	(107,996)
Allowance for credit losses at end of period	$8,924	$24,274	$689	$33,887

	Year Ended December 31, 2022
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$71,292	$40,964	$5,291	$117,547
Current period (decrease) increase in provision for expected credit losses	(11,483)	122,568	(1,393)	109,692
Write-offs charged against the allowance	(36,784)	(52,594)	—	(89,378)
Allowance for credit losses at end of period	$23,025	$110,938	$3,898	$137,861
During the year ended December 31, 2023, we increased our credit provision by $4 million and recognized write-offs charged against the allowance of $108 million, with respect to two of our lessees. During the year ended December 31, 2022, we recognized credit provision and write-offs charged against the allowance of $110 million and $89 million respectively, primarily reflecting provisions and write-offs with respect to two of our lessees and losses due to the Ukraine Conflict.
Substantially all our Financing Receivables portfolio is secured lending and we assess the overall quality of the portfolio based on Financing Receivables by airline customer risk rating as defined below. Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our Financing Receivables portfolio. We stratify our Financing Receivables portfolio into three categories: A, B and C. Category A is considered an excellent or high-credit-quality airline customer; Category B is considered a good-credit-quality airline customer; and those airline customers in Category C are considered marginal. An internal risk rating is developed for our airline customers, which is based upon our proprietary model using data derived from the airline customer financial statements and other relevant data points that may impact our airline customer’s ability to honor its financial commitments. The frequency of rating updates is established by our credit risk policy, which requires periodic monitoring and at least an annual review. The latest credit rating review was performed as of December 31, 2023.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Allowance for credit losses (Continued)
The tables below present Financing Receivables carried at amortized cost basis, gross of allowance for credit losses, grouped into the three credit risk categories for the years ended December 31, 2023 and 2022.

	As of December 31, 2023
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$357	$213	$693	$1,263
Notes receivable	—	13	675	688
Loans receivable	—	44	612	656
Total	$357	$270	$1,980	$2,607

	As of December 31, 2022
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$292	$486	$601	$1,379
Notes receivable	—	18	579	597
Loans receivable	16	329	10	355
Total	$308	$833	$1,190	$2,331

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Earnings per share
Basic EPS is calculated by dividing net income (loss) by the weighted average number of our ordinary shares outstanding, which excludes 4,561,249, 4,837,602 and 5,822,811 shares of unvested restricted stock as of December 31, 2023, 2022 and 2021, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 372,250 for the year ended December 31, 2023, because the effect of including those shares in the calculation would have been anti-dilutive. Due to the reported loss for the year ended December 31, 2022, basic EPS was not adjusted by the effect of dilutive securities. The number of ordinary shares under our equity compensation plans which could dilute EPS in the future was 3,099,221 for the year ended December 31, 2022. The number of shares excluded from diluted shares outstanding was 122,237 for the year ended December 31, 2021 because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,
	2023	2022	2021
Net income (loss) for the computation of basic EPS	$3,136,091	$(726,041)	$1,000,507
Weighted average ordinary shares outstanding—basic	224,216,801	240,486,849	146,421,188
Basic EPS	$13.99	$(3.02)	$6.83

	Year Ended December 31,
	2023	2022	2021
Net income (loss) for the computation of diluted EPS	$3,136,091	$(726,041)	$1,000,507
Weighted average ordinary shares outstanding—diluted	227,656,343	240,486,849	149,005,981
Diluted EPS	$13.78	$(3.02)	$6.71
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2023, 2022 and 2021 were as follows:

	As of December 31,
	2023	2022	2021
	Number of ordinary shares
Ordinary shares issued	215,543,739	250,347,345	250,347,345
Treasury shares	(13,050,571)	(4,416,070)	(4,951,897)
Ordinary shares outstanding	202,493,168	245,931,275	245,395,448
Shares of unvested restricted stock	(4,561,249)	(4,837,602)	(5,822,811)
Ordinary shares outstanding, excluding shares of unvested restricted stock	197,931,919	241,093,673	239,572,637

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
During the year ended December 31, 2023, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2023 and 2022, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs.
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
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. During the year ended December 31, 2023, we completed the sale of our variable interests in certain entities to our joint venture partner. As of December 31, 2023, we had no remaining subordinated debt issued by VIEs.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
29. Variable interest entities (Continued)
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of December 31, 2023, AerFunding had $1.0 billion outstanding under a secured revolving credit facility and $2.0 billion of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Carrying value of debt and equity investments	$120,677	$118,403
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
AerDragon and AerLift Leasing Limited and Subsidiaries (“AerLift”) are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon and AerLift under the equity method of accounting.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Related party transactions
GE
AerCap completed the acquisition of GECAS from GE on November 1, 2021. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of our issued and outstanding ordinary shares. Consequently, GE became a related party upon the Closing Date of the GECAS Transaction. We may purchase, sell or lease flight equipment from/to GE.
During the year ended December 31, 2023, we repurchased an aggregate of 36.4 million of our ordinary shares from GE at an average price of $58.86 per ordinary share. Please refer to Note 18—Equity.
Upon completion of the November Secondary Offering and the concurrent share repurchase on November 16, 2023, GE no longer beneficially owned any of our outstanding ordinary shares and is no longer a related party.
The following table presents amounts recognized in respect of our purchases, sales and leasing of flight equipment from/to GE, while GE was a related party, for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
	(U.S. Dollars in millions)
Purchases and provision of services from GE	$212	$150	$1
Sales to GE	29	27	—
Rental income from engines on lease to GE	140	143	22
As of December 31, 2022, AerCap had an outstanding payable balance of $9 million with GE.
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the years ended December 31, 2023 and 2022, we recognized lease rental income from SES of $124 million and $74 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from other related parties for management fees, transaction-related fees and dividends for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
Management fees and other	$11,074	$14,418	$6,748
Dividends	10,933	34,245	5,262
	$22,007	$48,663	$12,010
Gilead Aviation Leasing
During the year ended December 31, 2023, AerCap completed the sale of three Airbus A220 Family aircraft to Gilead Aviation Leasing.
Purchase of shares
During the year ended December 31, 2023, an Officer sold 12,913 ordinary shares to the Company at fair value on the date of the sale for an aggregate sale price of $0.7 million. The proceeds were used to pay taxes in 2023 in connection with the Officer’s share awards.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Commitments and contingencies
Flight equipment on order
As of December 31, 2023, we had commitments to purchase 338 new aircraft for delivery through 2029. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2023, we also had commitments to purchase 37 new engines for delivery through 2026 and eight new helicopters for delivery through 2025. As of December 31, 2023, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $3.3 billion.
A portion of the aggregate purchase price for the acquisition of flight equipment will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the asset, which can vary due to a number of factors, including inflation.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
	2023	2022
Prepayments on flight equipment at beginning of period	$3,806,602	$4,586,848
Prepayments and additions during the period, net	1,463,929	244,937
Interest paid and capitalized during the period, net	125,944	104,191
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,820,288)	(1,129,374)
Prepayments on flight equipment at end of period	$3,576,187	$3,806,602
During the year ended December 31, 2023, we incurred $130 million of interest expense which was fully capitalized.
The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
	(U.S. Dollars in millions)
Purchase obligations (a)	$7,220.9	$5,817.1	$2,859.9	$1,551.0	$254.7	$162.1	$17,865.7

(a)As of December 31, 2023, we had commitments to purchase 338 aircraft (including ten purchase and leaseback transactions), 37 engines and eight helicopters through 2029. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.

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
Contingent and Possessed Insurance Policy Litigation and Operator Reinsurance Policies Litigation
On June 9, 2022, AerCap Ireland (as representative claimant on its own behalf and on behalf of all other insureds under its contingent and possessed insurance policy (the “C&P Policy”)) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy. The trial is scheduled to commence in October 2024. As of January 31, 2024, this claim covered 113 aircraft and 23 spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all lost in Russia. During the year ended December 31, 2023, AerCap Ireland and other insureds under the C&P Policy received approximately $1.3 billion in respect of certain aircraft and spare engines lost in Russia (including certain managed aircraft and certain spare engines owned and managed by a related party) pursuant to insurance settlements under certain other insurance policies. As a result, AerCap Ireland’s claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aircraft Hull and Spares and Equipment Coverage section of the C&P Policy is now approximately in the amount of $2.2 billion. AerCap Ireland’s alternative claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aviation “War and Allied Perils” Coverage section of its C&P Policy remains in the amount of $1.2 billion.
In parallel with the C&P Policy claim, during the quarter ended June 30, 2023, AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines which remain in Russia. During the year ended December 31, 2023, several of those claims were discontinued, and several others were amended to discontinue claims in respect of certain aircraft and engines, following completion of insurance settlements with several Russian airlines and their Russian insurers. As of January 31, 2024, the remaining claims under the Operator Reinsurance Policies covered 46 aircraft and six spare engines owned by AerCap Ireland and its affiliates for an aggregate amount of approximately $1.8 billion. As of January 31, 2024, several defendants to these remaining Operator Reinsurance Policies claims have challenged the jurisdiction of the English courts and the jurisdictional hearing is currently scheduled to take place in February 2024.
We intend to continue to vigorously pursue our claims under the C&P Policy and the Operator Reinsurance Policies. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of December 31, 2023.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Commitments and contingencies (Continued)
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. VASP’s final appeal was denied in November 2022 and the case has been returned to the Superior Court of Justice (“STJ”) for a ruling on the merits of our original appeal of the 1996 TJSP decision.
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
Meanwhile, in 2008, VASP was adjudicated insolvent by a Brazilian bankruptcy court. The bankruptcy court has since allowed claims in favor of the Company in the aggregate amount of $66 million. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.
Transbrasil Litigation
We are party to a group of related actions arising from the leasing of various aircraft and engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap-related companies, along with other leases it had entered into with General Electric Capital Corporation and certain of its affiliates (collectively, the “Lessors”). Subsequently, Transbrasil issued promissory notes (the “Notes”) to the Lessors in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the Lessors individually brought enforcement actions against Transbrasil in 2001.
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2010, an appellate court published a judgment (the “2010 Judgment”) ordering the Lessors to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes (the “Indemnity Claim”). In 2013, the STJ reversed the 2010 Judgment in most respects as to all of the Lessors. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought, amongst other actions now concluded, an action for provisional enforcement of the Indemnity Claim arising out of the 2010 Judgment. In light of the STJ’s 2013 ruling, (which reversed the 2010 Judgment), the trial court ordered the dismissal of a significant part of the Indemnity Claim. Our appeal regarding the remaining part of the Indemnity Claim remains pending with the TJSP. We believe we have strong arguments to convince the court that Transbrasil is not entitled to any claim under the portion of the Indemnity Claim that remains pending.

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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2023 and 2022, our derivative portfolio consisted of interest rate contracts. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of December 31, 2023 and 2022, we held investments at fair value of $84 million and $59 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price. During the year ended December 31, 2023, we recognized gains on investments at fair value of $2 million. During the years ended December 31, 2022, and 2021 we recognized losses on investments at fair value of $18 million and a gain on investment at fair value of $2 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and 2022:

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$130,614	$—	$130,614	$—
Investments, at fair value	84,130	72,540	—	11,590

Liabilities
Derivative liabilities	$80,840	$—	$80,840	$—

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$211,993	$—	$211,993	$—
Investments, at fair value	59,081	39,081	—	20,000
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
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the year ended December 31, 2023, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$358,462,405	Income approach	Discount rate	8%
			Non-contractual cash flows as a % of total cash flows	95%
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
As of December 31, 2023 and 2022, we held investments at fair value of $84 million and $59 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of December 31, 2023 and 2022 loans receivable carried at amortized cost had estimated fair values of $650 million and $330 million, respectively, and were classified as Level 3.
As of December 31, 2023 and 2022 notes receivable carried at amortized cost had estimated fair values of $664 million, and $486 million respectively, and were classified as Level 3.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Fair value measurements (Continued)
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2023 and 2022 were as follows:

	December 31, 2023
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,627,181		$1,627,181	$1,627,181	$—	$—
Restricted cash	198,285		198,285	198,285	—	—
Loans receivable	654,925		650,398	—	—	650,398
Notes receivable	663,644		663,644	—	—	663,644
Derivative assets	130,614		130,614	—	130,614	—
Investments, at fair value	84,130		84,130	72,540	—	11,590
	$3,358,779		$3,354,252	$1,898,006	$130,614	$1,325,632
Liabilities
Debt	$46,696,525	(a)	$44,377,940	$—	$44,377,940	$—
Derivative liabilities	80,840		80,840	—	80,840	—
	$46,777,365		$44,458,780	$—	$44,458,780	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2022
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,597,147		$1,597,147	$1,597,147	$—	$—
Restricted cash	159,623		159,623	159,623	—	—
Loans receivable	351,357		329,650	—	—	329,650
Notes receivable	486,223		486,223	—	—	486,223
Investments, at fair value	59,081		59,081	39,081	—	20,000
Derivative assets	211,993		211,993	—	211,993	—
	$2,865,424		$2,843,717	$1,795,851	$211,993	$835,873
Liabilities
Debt	$46,801,683	(a)	$42,525,932	$—	$42,525,932	$—
	$46,801,683		$42,525,932	$—	$42,525,932	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
33. Subsequent events
AerCap Trust & AICDC Notes
In January 2024, AerCap Trust and AICDC co-issued $800 million aggregate principal amount of 5.1% Senior Notes due 2029 and $700 million aggregate principal amount 5.3% Senior Notes due 2034.
Share repurchase program
In February 2024, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through September 30, 2024. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.