Form 20-F/A
period 2023-12-31
AerCap Holdings N.V.
filed 2024-09-13
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
Amendment No. 1
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
AerCap Holdings N.V. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2023 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on February 23, 2024 (the “Original Filing Date”), to address a comment from the staff of the SEC (the “Staff”) in relation to the report of the independent registered public accounting firm in the Original Form 20-F. In the Original Form 20-F, the report of the independent registered public accounting firm (the “Auditor Report”) inadvertently omitted the conformed signature of the Company’s independent auditor, KPMG, although a signed copy of the Auditor Report had been provided by KPMG.
This Amendment No. 1 is being filed solely to address the Staff’s comment as set out above and in keeping with the requirements of Rule 2-02 of Regulation S-X promulgated by the SEC and to provide the correct Auditor Report. This Amendment No. 1 speaks as of the Original Filing Date, or February 23, 2024. Except as required to reflect the amendment in response to the Staff’s comments, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Form 20-F, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Form 20-F.
Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC subsequent to February 23, 2024.
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

8.1***	List of Subsidiaries of AerCap Holdings N.V.
10.1***	AerCap Holdings N.V. Incentive Compensation Recovery Policy

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***	Consent of KPMG, an independent registered public accounting firm

17.1***	Subsidiary Issuers of Registered Guaranteed Securities

101*	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Consolidated Balance Sheets as of December 31, 2023 and 2022

(2) Consolidated Income Statements for the Years Ended December 31, 2023, 2022 and 2021

(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021

(5) Consolidated Statements of Equity for the Years Ended December 31, 2023, 2022 and 2021

(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	The cover page from the Company’s annual report on Form 20-F/A for the year ended December 31, 2023, formatted in Inline XBRL (included in Exhibit 101)

* Filed herewith.
** Furnished herewith.
*** Previously filed or furnished with the Company’s Annual Report on Form 20-F on February 23, 2024.

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

/s/ KPMG
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