Form 20-F
period 2024-12-31
AerCap Holdings N.V.
filed 2025-02-26
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Ordinary Shares, Euro 0.01 par value	186,783,225
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
•the impact of hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business;
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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
Dividend
In May 2024, AerCap’s Board of Directors adopted a dividend policy pursuant to which AerCap intends to pay quarterly cash dividends on its ordinary shares. In connection with AerCap’s dividend policy, our Board of Directors declared an inaugural quarterly cash dividend of $0.25 per share, which was paid on June 13, 2024, to shareholders of record as of the close of business on May 22, 2024. In July 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on September 5, 2024, to shareholders of record as of the close of business on August 14, 2024. In October 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on December 5, 2024, to shareholders of record as of the close of business on November 13, 2024.
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of April 3, 2025, to shareholders of record as of the close of business on March 12, 2025.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax; provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax, provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, please refer to “Item 10. Additional Information—Taxation—Irish tax considerations—Dividend withholding tax” and “Item 10. Additional Information—Taxation—Dutch withholding tax considerations”. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.

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
•The effects of, or the threat of, terrorist attacks, war or armed hostilities may adversely affect the financial condition of the airline industry.
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
•If a decline in demand for certain flight equipment causes a decline in their projected lease rates, or if we expect to dispose of flight equipment for a price that is less than its depreciated book value on our balance sheet, then we will be required to recognize impairments, losses on disposals or make fair value adjustments.

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
•We rely on a small number of manufacturers for the supply of commercial flight equipment, and disruptions in these manufacturers’ operating abilities, including as a result of supply chain issues, labor stoppages and quality control issues, have caused us to experience delays, and may cause us to experience further delays, on the delivery of our flight equipment orders. We may experience additional delivery delays and associated costs if flight equipment fails to meet the contractual requirements or the requirements of air travel regulators.
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
•We may not be able to continue, or may elect to discontinue, paying dividends, which may adversely affect our share price.
•We are subject to taxation regimes in various jurisdictions, including Base Erosion and Profit Shifting (“BEPS”) 2.0, which includes a global minimum tax rate of 15% for groups, such as AerCap, with a global turnover in excess of $750 million. We may become subject to additional taxes in those jurisdictions and taxes in other jurisdictions, or experience changes in our tax status in certain jurisdictions, which may affect the effective tax rates that we are subject to and the results of our operations.

Risks relating to our funding, liquidity and financial structure
We require significant capital to fund our business.
As of December 31, 2024, we had 296 new aircraft, 85 new engines, and 11 new helicopters on order, which will require substantial purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling flight equipment.
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
Our ability to make payments on, and to repay or refinance, our debt depends largely upon our operating performance, which is in part subject to factors beyond our control. In addition, our ability to borrow funds to make payments on our debt depends on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in certain of the agreements governing our debt. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt and to satisfy our other liquidity needs.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives, such as to reduce or delay investments and flight equipment purchases, sell assets, restructure or refinance our indebtedness, or seek additional capital, including through new types of debt, equity or hybrid securities. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates, which would increase our debt service requirements accordingly. Moreover, any such refinancing might require us to comply with more onerous covenants, which could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our flight equipment purchase commitments as they come due. Failure to make payments on our debt would result in a default under those agreements and could result in a default under other agreements containing cross default provisions. Moreover, the issuance of additional equity may be dilutive to existing shareholders or otherwise may be on terms not favorable to us or existing shareholders. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations.
Despite our substantial indebtedness, we might incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft, engines or helicopters or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, Export Credit Agency (“ECA”)-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other financings do not prohibit us from incurring additional debt. As of December 31, 2024, we had $11.3 billion of undrawn lines of credit available under our revolving credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $243 million, was $45.5 billion as of December 31, 2024 (64% of our total assets as of December 31, 2024), and our interest payments, net of amounts capitalized, were $1.8 billion for the year ended December 31, 2024. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
Like many leasing companies, we are subject to interest rate risk. We use a mix of fixed rate and floating rate debt to finance our business. The principal amount of our outstanding floating rate debt was $11.0 billion, or 24% of the total principal amount of our outstanding indebtedness, as of December 31, 2024. Our cost of borrowing is affected by the interest rates that we obtain on our debt financings, which can fluctuate based on, among other things, general market conditions, the market’s assessment of our credit risk, prevailing interest rates in the market, fluctuations in U.S. Treasury rates and other benchmark rates, changes in credit spreads or swap spreads, and the duration of the debt we issue. While we routinely enter into hedging transactions to mitigate this risk, those hedging transactions may not sufficiently insulate us from the impact of changes in interest rates and may cause us to forgo any benefit that might result from favorable fluctuations in such rates. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk” for further details on our interest rate risk. One of our primary sources of income is leases with multi-year fixed rates. A mismatch in the rates that we are obligated to pay to finance our business and the rents that accrue to us under leases of our flight equipment can negatively impact our net income.
Despite rate decreases during the year ended December 31, 2024, interest rates remain at high levels in the United States, the European Union and other countries, and may remain high during 2025. In a high interest rate environment, we are obligated to make higher interest payments to the lenders of our floating rate debt, which negatively impacts our net income to the extent that those payments are not hedged. Higher rates are also likely to increase the cost of any new financing we may raise during this period, which could, if not hedged, impact our net income. Typically, we are not able to immediately offset this negative impact by increasing the rates on our leases. During the year ended December 31, 2024, 99% of our basic lease rents from flight equipment under operating leases was attributable to leases with fixed lease rates or power-by-the-hour (“PBH”) agreements and 1% was derived from leases with lease rates tied to floating interest rates. As our leases are primarily for multiple years with fixed lease rates for the duration of the lease, we generally cannot increase the lease rates with respect to a particular aircraft until the expiration of the lease, even if the market is able to bear the increased lease rates. As a result, there will be a lag in our ability to adjust and pass on the costs of increasing interest rates. Rising interest rates may also have a negative impact on the financial condition of our lessees, who may find it more difficult to service their debt and obtain new financing on favorable terms. While most of our leases have fixed lease rates, some lessees do have floating rate leases, and rising interest rates may increase the risk of a lessee with floating rate lease rates defaulting as payments due to us increase.
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
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union and other countries. Rates of inflation have decreased in a number of these countries during the year ended December 31, 2024. However, recent political developments, including the change in the U.S. presidential administration, could result in tariffs or other new policies which could be inflationary. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally for multi-year periods, there may be a lag in our ability to adjust the lease rates for a particular aircraft, engine or helicopter accordingly. High rates of inflation may also lead policymakers to attempt to decrease demand or to adopt higher interest rates to combat inflationary pressures, resulting in the risks detailed in “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing.” Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial condition, changes in demand patterns, price volatility, and supply chain disruption.
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
Our business, and the aviation industry generally, is subject to certain geopolitical risks. Geopolitical turmoil and uncertainty can have a significant disruptive effect on global markets, lead to regulatory and legal uncertainty and the imposition of requirements that may adversely affect our business, and impact trade markets, currency exchange rates, supply chains, and demand for and regulation concerning international and domestic travel, among other areas. This could have a negative impact on our ability to lease aircraft, engines and helicopters to, collect payments from, and support and recover aviation assets from customers in certain regions based on trade restrictions, embargoes, and export control laws, and could disrupt airline travel through, among other avenues, the closures of air space. Sanctions, including prohibitions regarding the supply of aircraft and aircraft components to specific persons, or for use in specific territories, may have a material adverse impact on our business, including reduced revenues and operating cash flows and the impairment or write-off of assets. For example, the Russian invasion of Ukraine and continued conflict in that area (the “Ukraine Conflict”), the resulting sanctions imposed against Russia and actions of our former Russian lessees and the Russian government had an adverse impact on our business and resulted in our loss of flight equipment, and associated revenue, in Russia.
Future geopolitical events and their associated responses, particularly in or between countries and regions where we have substantial exposure, could have similar or worse effects on our operations and financial results. For example, tensions and potential conflict between mainland China and Taiwan, tensions between China and the United States, territorial disputes between Japan and China or tensions in the South China Sea could lead to further instability in these regions and materially and adversely impact our lessees’ businesses and our business and results of operations, including our ability to comply with financial covenants. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.” Our business, and that of our lessees, may also be negatively impacted by escalation or the continuation of the Ukraine Conflict or other hostilities in that region or between Russia and the North Atlantic Treaty Organization, intensification or expansion of the conflicts involving Israel or other tensions or conflicts in the Middle East, the situation in Venezuela and Sudan, continued tension over the nuclear programs of North Korea and Iran, or political instability, hostilities or conflicts in other regions.
Additionally, the international distribution of our assets exposes us to risks associated with limitations on the repossession and repatriation of our assets or the expropriation of our assets, which could lead to impairments or other write-offs. For example, at the time of Russia’s launch of the Ukraine Conflict, we had significant assets on lease to Russian airlines. While we sought to repossess the affected assets, we were only able to recover a small minority of the assets and in 2022 wrote-off the rest of our flight equipment which remained in Russia. Please refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.

Where we have a concentration of lessees or assets in certain geographical regions, the geopolitical, political and economic risks associated with those regions, particularly China, can be exacerbated.
Through our lessees and the countries in which they operate, we are exposed to the specific economic, geopolitical and political conditions and associated risks of those jurisdictions. These risks can include economic recessions, regional impacts of epidemic diseases, burdensome local regulations, armed conflicts or, in extreme cases, increased risks of requisition or other loss of our flight equipment and risks of wide-ranging sanctions prohibiting us from leasing flight equipment in certain jurisdictions. These risks can be exacerbated in jurisdictions where we have a concentration of customers or assets. For instance, 13.3% of our long-lived assets were on lease to Chinese airlines as of December 31, 2024, and therefore we have significant exposure to the economic and political conditions in that country and to the recent adversarial relationship between China and the West. Please refer to Note 21—Geographic Information to our Consolidated Financial Statements included in this annual report for further details. An adverse geopolitical, political or economic event in any region or country in which our lessees or our flight equipment are concentrated, such as China, could affect the ability of our lessees to meet their obligations to us, expose us to legal or political risks associated with the affected jurisdictions, or impact our ability to recover our assets (as happened as a result of the Ukraine Conflict), all of which could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations and our ability to comply with financial covenants. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.”
We conduct substantial business in emerging markets, and are subject to the economic, legal and political risks associated with this strategy.
We derive substantial lease revenue (49% in 2024, 53% in 2023 and 53% in 2022) from airlines in countries that are defined as emerging market countries based on the Human Development Index published by the United Nations Development Programme. Emerging market countries have less developed economies, are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events could result in economic instability that adversely affects the value of our ownership interest in flight equipment subject to lease in such countries, or the ability of our lessees that serve such markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
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
The international nature of our business and our lessees’ businesses exposes us to a wide range of regulatory and legal regimes, including trade and economic sanctions, export controls and other restrictions imposed by the United States, the European Union, China, the United Kingdom, and other governments or organizations. Changes in international regulations, laws, taxes, export controls, tariffs, embargoes, sanctions, outbound investment rules or other restrictions on trade or travel, including changes in response to geopolitical events, could adversely affect the profitability of our lessees’ businesses, the operations of aircraft manufacturers or the results of our operations. For example, the new U.S. president’s administration has proposed a series of sweeping tariffs aimed at promoting the U.S. domestic economy. There is also a risk that we may become subject to contradictory legal obligations.
A violation of any of these laws or regulations, and those imposed by other relevant jurisdictions (including the European Union), could materially and adversely impact our business, operating results, and financial condition. For instance, the U.S. Departments of Justice, Commerce, State and Treasury and other U.S. federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act, and other U.S. federal statutes and regulations, including those established by the Office of Foreign Asset Control. Under these laws and regulations, the U.S. government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.
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

Due to growing concerns over the risks of climate change, various relevant jurisdictions are moving towards imposing more stringent limits on greenhouse gas emissions from aircraft. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. These limits may also impact growth levels in air travel. In particular, the aviation sector is subject to the EU Emissions Trading System (“ETS”), a cap‐and‐trade system for greenhouse gas emissions, under which airlines currently are granted free emissions allowances based on historical performance and a carbon dioxide efficiency benchmark. However, in a 2023 directive, the European Parliament and European Council adopted components of the European Commission’s “Fit for 55” proposal, which modified the ETS by phasing out free emissions allowances for the aviation sector by 2026. Additionally, in connection with its efforts to achieve emissions reduction targets for 2030 and 2050, the EU adopted the ReFuelEU Aviation Regulation in 2023, which requires fuel suppliers to increase the share of sustainable aviation fuel blended into the conventional aviation fuel supplied at designated EU airports beginning in 2025. In addition, the International Civil Aviation Organization (“ICAO”) has adopted the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emissions from international aviation that will become mandatory in 2027. At least 126 countries, including the United States, have begun to participate in the voluntary phase-in of CORSIA from 2024 onwards. Although participation is voluntary for countries, CORSIA compliance is mandatory for all airlines operating international flights between any participating countries. Limitations on air emissions, such as the ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older aircraft on a timely basis, on favorable terms or at all. This is an area of law that is rapidly evolving and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed, what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
The airline industry has also come under scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel or increased costs to air travel, it may affect demand for our aircraft and lessees’ ability to make rental and other lease payments and reduce the value we receive for our aircraft upon any disposition, which would negatively affect our financial condition, cash flow and results of operations. In addition, growing demand to transition to lower-carbon technologies, such as sustainable aviation fuels that may be developed over time, may increase our costs or reduce demand for our aircraft or engines or airline travel more generally.
Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Public ESG and sustainability reporting is becoming more broadly expected by lenders, investors, shareholders and other third parties. Additionally, certain jurisdictions have proposed or enacted ESG-specific reporting requirements, such as the EU Corporate Sustainability Reporting Directive. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. The level of a company’s greenhouse gas emissions is one such metric that is receiving heightened attention by lenders, investors, shareholders and lawmakers. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. Moreover, investors, particularly institutional investors, use these scores to benchmark companies against their peers, and if a company is, or is perceived as, lagging, these investors may engage with the company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to attempt to hold these companies and their boards of directors accountable for such scores. In addition, current EU regulations require financial firms to disclose how sustainability risks are incorporated into their lending decisions, and further regulations in the EU, and similar regulations in the United States and other jurisdictions, may come into force in the future. Such regulations may encourage or require lenders to consider the sustainability impact of their loans, and if we, or the aviation sector generally, become disfavored, the availability or terms of financing and our cost of funds could be materially and adversely impacted. We may also face reputational damage in the event our corporate responsibility initiatives or objectives (including with respect to greenhouse gas emissions) do not meet (or are perceived not to meet) the standards set by our lenders, investors, shareholders, lawmakers or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services. A low ESG or sustainability rating or score by a third-party rating service could also result in the exclusion of our common stock or debt from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on ESG-related corporate responsibility matters by lenders, investors, lawmakers and other parties as described above may impose additional costs or expose us to new risks.

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
Although we believe that our insurance coverage is consistent with industry practice and available cover from the insurance market, our insurance may not adequately cover certain risks. Our and our lessees’ insurance policies are subject to periodic review by insurers and may not be renewed at all or may be renewed on less favorable terms. Events outside of our control may cause insurers to increase premiums and/or decrease coverage under insurance policies, or even withdraw from the market entirely. For example, the Ukraine Conflict led insurers to reassess their exposure to certain risks and geographical locations and, since the start of the Ukraine Conflict, we have experienced a significant increase in the cost of our insurance and a significant reduction in our insurance cover. We expect to continue to experience difficulty in obtaining appropriate policy limits and coverage at a reasonable cost and on reasonable terms. An inability to obtain insurance, significant increases in the cost of insurance we obtain, higher deductibles or lower limits under our policies or losses in excess of our insurance coverage could have a material adverse effect on our business.
In 2022, we established a Bermuda-domiciled wholly-owned captive insurance company, Aistrigh Limited (“Aistrigh”), to help mitigate significant increases to our insurance costs. As of December 31, 2024, Aistrigh was providing approximately 8% of our hull war insurance, and approximately 4% of our hull all risks insurance. Aistrigh’s participation in our aviation insurance may further increase in future years. Aistrigh may not provide the intended benefits, and our funding of Aistrigh may be insufficient to adequately cover the costs of any insured events. In addition, there is no guarantee that reinsurance will continue to be available to Aistrigh, which would negatively impact our captive insurance coverage.
Even where we have insurance, we may face difficulties in pursuing claims under our policies. War risk insurance policies may be invalidated as a result of events outside of our control, including hostilities between the United Kingdom, the United States, France, Russia and China, or through the use of tactical nuclear devices in active conflicts. Where insurance claims can be made, they may take years to fully settle and we may be in dispute with our insurers about the extent of coverage, as we have experienced as a result of the Ukraine Conflict. Pursuing claims may require certain legal, regulatory and other enforcement costs for which we may not be reimbursed. For example, refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to geopolitical, regulatory, corporate responsibility and legal exposures of our business—We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under all policies in a timely manner or at all.”
We suffered losses as a result of the Ukraine Conflict for which we have submitted insurance claims, and we may not be able to collect under all policies in a timely manner or at all.
As a result of the Ukraine Conflict, in addition to reduced revenues and operating cash flows, we suffered losses with respect to our assets that have remained in Russia and Ukraine. We have submitted, and are pursuing, insurance claims in respect of these assets. Please refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.

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
The effects of, or the threat of, terrorist attacks, war or armed hostilities may adversely affect the financial condition of the airline industry and our lessees’ ability to meet their lease payment obligations to us.
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
Our results depend on our ability to consistently acquire strategically attractive flight equipment, continually and profitably lease and re-lease them, and finally sell or otherwise dispose of them, in order to generate returns on the investments we have made, provide cash to finance our growth and operations, and service our existing debt. Upon acquiring flight equipment, we may not be able to enter into leases that generate sufficient cash flow to justify the cost of purchase. When our leases expire or our flight equipment is returned prior to the date contemplated in the lease, we bear the risk of re-leasing, selling or parting-out the asset. Because our leases are predominantly operating leases, only a portion of the relevant flight equipment’s value is recovered by the revenues generated from the lease and we may not be able to realize such flight equipment’s residual value after lease expiration. Our ability to profitably purchase, lease, re-lease, sell or otherwise dispose of our aircraft, engines and helicopters will depend in part on conditions in the airline industry and general market and competitive conditions at the time of purchase, lease and disposition, which are outside of our control.
Our business depends heavily on the level of demand for flight equipment in our fleet, which may decline as a result of changes in market conditions and the overall health of air travel.
Flight equipment are long-lived assets and demand can change over time as a result of changes in market conditions outside of our control. Customer demand for our assets is primarily driven by long-term trends in passenger air travel and air cargo demand, and is limited by airport and air traffic control infrastructure constraints. Demand is also influenced by changes in economic growth, regulation, customer profitability, fuel prices, the availability of asset financing, pricing and other competitive factors. The imposition of more stringent regulation on air travel may adversely impact the profitability of air travel and reduce demand for our aircraft and engines. Types of regulation that could impact flight equipment demand include environmental rules, noise or emissions limitations, aircraft age constraints, trade and import and export controls, tariffs and other trade barriers. If flight equipment demand declines, lease rates and residual values of assets could be negatively impacted and we may be unable to lease our assets on favorable terms, if at all. Flight equipment values and lease rates have occasionally experienced sharp decreases in response to market conditions or otherwise.
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
In addition, new aircraft types that are introduced to the market could be more attractive for the target lessees of our aircraft, increasing the supply of older aircraft in the marketplace. This may cause the retirement and obsolescence of aircraft models, decrease comparative values of aircraft based on newly competitive aircraft and reduce the availability of spare parts for older aircraft. For instance, Airbus S.A.S. (“Airbus”), The Boeing Company (“Boeing”) and Embraer S.A. (“Embraer”) have launched several new technology aircraft types, including the Boeing 787 Family, the Boeing 737 MAX Family, the Airbus A320neo Family, the Airbus A330neo Family, the Airbus A350 Family, the Airbus A220 Family and the Embraer E-Jet E2 Family. These new technology aircraft types, and potential variants of these types, may reduce the desirability of, and have an adverse effect on residual value and future lease rates of, older aircraft types and variants. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus, Boeing and Embraer, putting downward price pressure on, and decreasing the marketability of, aircraft from these manufacturers. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees.
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
•a reduction in our competitiveness due to deep discounting by the aircraft or engine manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket for lease, or sell at a profit, some of the aircraft in our fleet; and
•technical or other difficulties with aircraft or engines after delivery that subject aircraft to operating restrictions or groundings, reducing value and lease rates of such aircraft and our ability to lease or dispose of such aircraft on favorable terms. Operating restrictions or groundings may also adversely impact our lessees’ business. For example, production quality issues requiring the removal of Pratt & Whitney geared turbofan engines for accelerated inspection has led to an increase in groundings of impacted A320neo Family aircraft, which may negatively impact the financial condition of our lessees and demand for Pratt & Whitney-powered A320neo Family aircraft.
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
A deterioration in the financial condition and cash flows of our lessees, including from the inflationary environment, supply chain issues, grounding of aircraft, higher jet fuel prices and higher interest rates or the impact of epidemic diseases could increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.
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
Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which our flight equipment is located and the applicable law. We may need to obtain a court order or consents for deregistration or re-export, a process that can differ substantially in different countries. Where a lessee or other operator flies only domestic routes in the jurisdiction in which the asset is registered or in which the lessee operator is based, repossessing and exporting the asset may be challenging, especially if the jurisdiction permits the lessee or the other operator to resist deregistration or export of the asset. For example, due to the Ukraine Conflict and sanctions imposed against Russia, we sought to repossess all of our aircraft and engines from Russian airlines and remove them from Russia, but we were unable to repossess the vast majority of those assets. Please refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
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
While our flight equipment is on lease, we do not directly control its operation. Under our leases, our lessees are primarily responsible for maintaining our assets, obtaining adequate levels of insurance and complying with all governmental requirements applicable to the lessee and the flight equipment, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. We also require many of our lessees to pay us supplemental maintenance rents. Nevertheless, because we still own and hold title to the flight equipment, we could be exposed to costs or losses resulting from a lessee’s failure to properly maintain an asset under lease or be held liable for losses resulting from its operation while under lease. If a lessee fails to perform required maintenance on our asset during the term of the lease, the asset’s market value may decline or we might be required to incur maintenance and modification costs, which would result in lower revenues from its subsequent lease or sale, or the asset might be grounded. Additionally, if our lessees are unable to procure, or fail to maintain, adequate insurance coverage, default in their indemnification or insurance obligations to us, or are exposed to losses for which they do not have coverage, our lessees’ operations may be curtailed or halted, and we could face increased costs from pursuing corrective action or face reductions in, or the absence of, insurance proceeds that would otherwise be payable to us in the case of loss. If our lessees fail to meet their obligations to pay supplemental maintenance rents or end-of-lease (“EOL”) compensation, fail to perform required scheduled maintenance, fail to obtain and maintain insurance coverage for losses to which they are exposed, or if we are required to incur unexpected costs associated with any of the above, our financial results may be materially and adversely affected.
In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.
Under some legal principles, an engine affixed to an aircraft may become an accession to the aircraft, whereby the ownership rights of the owner of the airframe supersede those of the owner of the engine. In such cases, where an aircraft is security for the owner’s obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. As a substantial part of the value of an aircraft derives from its engines, we would suffer a substantial loss if our ability to repossess a leased engine were limited in the event of a lease default, which could materially and adversely affect our financial results.

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
The financial instability of, or manufacturing delays suffered by, an aircraft or engine manufacturer or other industry partner could impact delivery of our flight equipment on order and negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, labor stoppages, manufacturing and quality control issues, and any financial instability, at any of these manufacturers could harm our business, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us. Further, we may experience additional delivery delays and associated costs if aircraft manufacturers continue to encounter quality issues that delay the manufacture of new aircraft or those aircraft fail to meet the contractual requirements or the requirements of air travel regulators. For example, the suspension of deliveries of the Boeing 787, production halts and enhanced inspection procedures required in advance of certification and clearance for delivery of Boeing aircraft have led to delays in the delivery of our aircraft on order from Boeing. A fuselage quality control issue identified on Boeing 737 MAX 9 aircraft in early 2024, and the resulting Federal Aviation Administration (“FAA”) limits on expansion of 737 MAX production, have contributed to additional delays. The “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of Boeing 777-300ER aircraft into long-haul large-capacity freighters, has also encountered delivery delays, due to delays in achieving regulator certification. Delivery delays can materially affect our revenues, results of operations, net income and operating cash flows. For additional detail, please refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.”
Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for new aircraft delivery delays greater than one year, and our purchase agreements contain similar provisions. If there are delivery delays for aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations.

Risks related to accounting and impairments
If a decline in demand for certain assets causes a decline in their projected lease rates and residual values, or if we expect to dispose of an asset for a price that is less than its depreciated book value on our balance sheet, then we will recognize impairments or make fair value adjustments.
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
As of December 31, 2024, 401 of our owned passenger aircraft under operating leases were 15 years of age or older. These aircraft represented 9% of our total flight equipment and lease-related assets and liabilities as of December 31, 2024. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates—Flight equipment held for operating leases, net” for a detailed description of our impairment policy.

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
For example, the Company experienced a cybersecurity incident related to ransomware in January 2024, when a perpetrator exploited a vulnerability in third-party software to obtain access to data hosted on a small number of the Company’s IT servers. The incident caused no material disruption to the Company’s operations, the Company suffered no financial loss related to the incident, and the Company incurred no material expenses in connection with the investigation, review and disclosure of the attack.
A cybersecurity incident, including a ransomware attack such as the one that occurred in January 2024, that bypasses our information security systems or the information security systems of our third-party providers, and causes an information security breach, could lead to a material disruption of our information systems or the information systems of our third-party providers, as applicable, and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. In addition, a cybersecurity incident at a third-party provider, lessee or other business counterparty could result in fraudulent activity that causes costs or other losses to us. Any such losses could harm our reputation or result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs or liability. While we devote substantial resources to maintaining adequate levels of cybersecurity and other related controls, our resources and technical sophistication cannot prevent all cybersecurity incidents.
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
We may not be able to continue, or may elect to discontinue, paying dividends, which may adversely affect our share price.
In May 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares. Our ability to continue to pay dividends to our shareholders is subject to our Board of Directors’ approval and depends on our availability of capital; principal repayments and other capital requirements; our ability to comply with covenants imposed by our financing agreements; our ability to finance our purchase commitments on our flight equipment; our ability to refinance our long-term debt before it matures; our ability to negotiate favorable lease rates and other contractual terms; demand for our aircraft; the economic condition of the commercial aviation industry generally; the financial strength of our lessees; unexpected or increased expenses; the value of our fleet; our results of operations and general business conditions; legal restrictions on the payment of dividends and other factors that our Board of Directors deems relevant. In the future, we may elect not to pay dividends, be unable to pay dividends or maintain or increase our current level of dividends, which may negatively affect our share price.
We may become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
We do not believe we will be classified as a PFIC for 2024. Although there can be no assurance, we do not expect to be classified as a PFIC for 2025 or subsequent years. This expectation is based on our current operations and current law. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under the PFIC rules. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. Refer to “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
We and our subsidiaries are subject to the income tax laws of Ireland, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws or practices, regulations or accounting principles. We rely on certain double tax treaties to mitigate withholding tax and/or income tax on our lease rental income. Following various international tax changes (such as the OECD’s Multilateral Instrument project), tax authorities are more focused on entitlement to benefits of a tax treaty. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.
Organisation for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative.
In 2019, the OECD announced an initiative to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports in 2020. In 2021, the European Commission published an EU Directive (the “EU Minimum Tax Directive”) to incorporate the Pillar Two minimum tax rate rules into EU law, which Ireland has enacted into domestic legislation. In Ireland, the EU Minimum Tax Directive has been implemented by means of a new top-up tax to achieve an effective rate of 15% that became effective on January 1, 2024. Further guidance from the OECD and the Irish tax authorities in relation to these rules is expected to be published in the future. It is also possible that the Irish tax authorities will seek to further refine or change the Irish tax rules regarding Pillar Two given that it is a new development in Irish tax law. It is difficult to determine the degree to which any future guidance or changes in law could alter the operation of this tax, and any such developments may have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
We may become subject to additional taxes in Ireland based on the extent of our operations carried on in Ireland.
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% and on other income at 25%. Where the 12.5% rate applies to our income, we incur additional top-up tax charges as a result of the Pillar Two minimum tax rate rules that Ireland has enacted, which seek to ensure that companies are taxed at a minimum effective tax rate of 15% on their Pillar Two adjusted income. As of December 31, 2024, we had significant Irish tax losses available to carry forward against our trading income. The ability to carry forward Irish tax losses to offset future taxable trading income and to avail of the 12.5% rate depends in part on the extent and nature of activities carried on in Ireland, both in the past and in the future. Certain aspects of the Irish leasing regime have been codified into law in Finance Act (No.#2) 2023, with effect from January 1, 2024, and new guidance was released in 2024 regarding the tax treatment of leasing companies. Going forward, the combination of the revised law and final guidance imposes a higher threshold on the Irish lessors and financing companies within our group to demonstrate that they have sufficient activity to avail of the 12.5% rate on their leasing and financing activity.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
Irish tax law will be subject to changes as a result of the implementation of the EU Anti-Tax Avoidance Directive (“EU ATAD”) and the amending Directive (“EU ATAD 2”).
In 2021, the European Commission issued a proposal for a council directive to establish rules to prevent the misuse of shell entities for tax purposes within the EU (“EU ATAD 3”) and has since issued a number of draft amendments to this directive. While EU ATAD 3 was initially expected to be adopted and published into EU member states’ national laws by June 30, 2023, and become effective as of January 1, 2024, it has not yet become effective and there is considerable uncertainty surrounding the development of the proposal and its implementation. Discussions on this proposal remain ongoing at the EU Council level and it is unclear if it will be possible to reach agreement on the proposal. If not approved, it is possible that the EU Commission could develop an alternative proposal that could impact our business. EU ATAD 3 could result in additional reporting and disclosure obligations.

The U.S. Corporate Alternative Minimum Tax (“CAMT”) may impact our effective tax rate in future periods.
In 2022, the United States enacted the Inflation Reduction Act, which includes a 15% corporate alternative minimum tax on adjusted financial statement income (“AFSI”). For a U.S. corporation that is a member of a foreign-parented multi-national group (“FPMG”), the CAMT applies where (i) the three-year average annual AFSI from all members of the foreign-parented multi-national group exceeds $1 billion, and (ii) the three-year average annual AFSI from the group’s U.S. corporation(s) is $100 million or more. Initial guidance included a safe harbor rule applicable to the first tax year beginning after 2022, lowering the thresholds for global three-year average AFSI to $500 million and U.S. AFSI to $50 million (the “Simplified Method”), eliminating the reporting obligation in 2023. We used the Simplified Method for the 2023 tax year. The Internal Revenue Service (“IRS”) has issued recent guidance on the application and calculation of the CAMT in proposed regulations, but significant additional guidance is required to reasonably comply with the rules. We expect that final regulations will be promulgated in 2025 by the U.S. Treasury. As such, the CAMT’s impact on our effective tax rate for 2024 and future years remains uncertain.
We may fail to qualify for benefits under one or more tax treaties.
We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the leasing of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland), and further that our Irish subsidiaries take steps to ensure they do not have a permanent establishment in the United States. That qualification may depend on, among other factors, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness.
The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal and state taxes, which could have a material adverse effect on our financial results.

Item 4.    Information on the Company
Business overview
Global leader in aviation leasing
AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us,” or the “Company”) is the industry leader across all areas of aviation leasing, with a portfolio consisting of 3,525 aircraft, engines and helicopters that were owned, on order or managed as of December 31, 2024. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the year ended December 31, 2024, we executed 812 aviation asset transactions.
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
Aircraft leasing
AerCap is the global leader in aircraft leasing, with customers in every major geographical region. As of December 31, 2024, we owned 1,543 aircraft, managed 179 aircraft and had 296 new aircraft on order. As of December 31, 2024, the average age of our owned aircraft fleet, weighted by net book value, was 7.4 years. During the year ended December 31, 2024, the weighted average utilization rate for our owned aircraft was 99%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the year ended December 31, 2024 and were therefore not calculated as utilized.
AerCap Cargo is a global leader in the air cargo market, with more than 30 years’ experience and a global fleet of over 120 aircraft that are owned, serviced or committed for conversion. AerCap Cargo provides ten types of modern narrowbody and widebody cargo aircraft to over 20 customers around the world, including e-commerce, express delivery and general cargo operators. AerCap Cargo also plays a developmental role in the provision of new cargo options, including the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of the Boeing 777-300ER aircraft into long-haul large-capacity freighters. AerCap Cargo was also involved in the development of the Boeing 767-300BDSF, the launch of Boeing’s 737BCF freighter conversion program and the A321 freighter conversion programs with EFW and ST Aerospace. AerCap Cargo’s largest customers are Amazon and Maersk.
Engine leasing
AerCap is the world’s largest lessor of spare engines, with over 1,000 engines, including engines owned and managed by Shannon Engine Support Ltd (“SES”), our joint venture with Safran Aircraft Engines (“Safran”), and over 150 customers. Our spare engine portfolio is predominantly comprised of new technology engines manufactured by General Electric (“GE”) and CFM International (“CFMI”), the most liquid engine types that power the world’s most popular and in-demand aircraft, including Airbus A320 and A320neo Family aircraft and Boeing 737, Boeing 787, and Boeing 737 MAX aircraft.
We have longstanding relationships and contractual commitments with the two biggest manufacturers of commercial aviation engines, GE and CFMI, including financing and managing their spare engine portfolios. The two largest customers of our engine leasing businesses are GE and CFMI. AerCap, GE and Safran agreed to continue these relationships following completion of the GECAS Transaction.

Helicopter leasing
The Milestone Aviation Group (“Milestone”) is the world’s leading helicopter leasing and financing company with 322 helicopters owned or on order as of December 31, 2024. Milestone partners with helicopter operators and end-users worldwide, providing a wide array of financial and productivity solutions, including operating leases, purchase-and-leasebacks, secured debt financing, engine leasing and fleet advisory services. Milestone supports approximately 50 customers in over 35 countries serving a variety of industries, including offshore oil and gas, offshore wind, search and rescue (“SAR”), emergency medical services, police surveillance and other utility missions. Milestone’s largest customers are CHC Helicopter, Bristow Helicopters, Saudi Aramco, and Omni Helicopters International.
AerCap Materials
AerCap Materials Inc. (“AerCap Materials”) is a global distributor of airframe and engine components for leading commercial aircraft and engine manufacturers. Since its founding as the Memphis Group in 1971, it has provided quality products and services ranging from spare airframe and engine component distribution, component and asset leasing, consignment services and asset repair management. AerCap Materials has its own dismantlement facility located in Greenwood, Mississippi. AerCap Materials has a large inventory of aircraft parts to support mid-life and new-generation aircraft and provides ready access to support various aircraft types, including Boeing 737NG, Boeing 777, Airbus A320 and A320neo Family and Embraer aircraft.
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

The following table provides details regarding the aircraft, engine and helicopter transactions we executed during the years ended December 31, 2024, 2023 and 2022. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2024	2023	2022	Total
Owned portfolio
New leases on new assets	128	202	100	430
New leases on used assets	87	113	170	370
Extensions of lease contracts	239	243	256	738
New asset purchases	150	173	109	432
Asset sales	136	167	165	468
Managed portfolio
New leases on new assets	—	—	4	4
New leases on used assets	12	13	17	42
Extensions of lease contracts	30	21	23	74
New asset purchases	—	—	9	9
Asset sales	30	21	42	93
Total transactions	812	953	895	2,660

We perform a review of all of our prospective lessees, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance capabilities, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We perform on-site credit reviews for new lessees, which typically include extensive discussions with the prospective lessee’s management, before we enter into a new lease. We also evaluate the jurisdiction in which the lessee operates to ensure we are in compliance with any regulations and evaluate our ability to repossess our assets in the event of a lessee default. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third party.
We typically require our lessees to provide a security deposit for their performance under a lease, including the return of the leased asset in the specified maintenance condition at the expiration of the lease.
All of our lessees are responsible for the maintenance and repair of the leased flight equipment as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the leased asset in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2024 and 2023, 32% and 33%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
We require the lessee to compensate us if the aircraft is not in the required condition upon redelivery. All of our leases contain provisions regarding our remedies and rights in the event of default by the lessee, and also include specific provisions regarding the required condition of the leased asset upon its redelivery.
Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased asset and all related costs. We require our lessees to comply with either the FAA, European Union Aviation Safety Agency (“EASA”) or their equivalent standards in other jurisdictions.

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
Scheduled lease expirations
The following table presents the scheduled lease expirations for our owned aircraft under operating leases by aircraft type as of December 31, 2024. The table does not give effect to contracted unexercised lease extension or termination options, aircraft on finance leases, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or disassembly of an aircraft for the sale of its parts (“part-out”).

Aircraft type	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Thereafter	Total
Passenger Aircraft	49	155	184	121	87	93	124	108	93	92	238	1,344
Airbus A220 Family	—	—	—	—	—	—	—	—	—	2	17	19
Airbus A320 Family	20	77	108	58	29	10	23	6	4	—	2	337
Airbus A320neo Family	—	1	2	9	24	36	42	64	52	55	129	414
Airbus A330	7	14	9	5	—	5	2	2	—	—	—	44
Airbus A330neo Family	—	—	—	—	—	—	—	—	—	—	12	12
Airbus A350	—	—	1	7	6	8	7	—	5	3	4	41
Boeing 737 MAX	—	—	—	—	—	1	2	—	16	11	27	57
Boeing 737NG	15	55	39	20	5	20	21	13	7	5	4	204
Boeing 777-200ER/300-ER	1	3	7	4	4	—	—	—	—	10	13	42
Boeing 787	1	—	6	10	12	13	22	16	9	3	18	110
Embraer E190/E195/E2	2	2	4	5	4	—	3	6	—	3	12	41
Other	3	3	8	3	3	—	2	1	—	—	—	23
Freighter Aircraft	1	—	3	9	5	18	2	11	5	8	7	69
Airbus A321	—	—	—	—	—	—	—	—	1	4	—	5
Boeing 737	1	—	2	4	5	18	1	11	4	4	7	57
Boeing 767 / 777	—	—	1	5	—	—	1	—	—	—	—	7
Total (a) (b)	50	155	187	130	92	111	126	119	98	100	245	1,413

(a)As of December 31, 2024, scheduled lease expirations through the end of 2026 represented less than 6% of the aggregate net book value of our fleet. As of February 21, 2025, 37 of the 50 aircraft with leases expiring in 2025 have been re-leased, have had leases extended, have been designated for sale or part-out or have been sold.
(b)Includes 13 aircraft that were off-lease and under commitment for re-lease as of December 31, 2024.

Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2024:

Lessee	Percentage of 2024 lease revenue
American Airlines	6.0%
China Southern Airlines	4.1%
Azul Airlines	3.4%
EgyptAir	3.0%
Ethiopian Airlines	2.8%
Total	19.3%
We lease our aircraft to lessees located in every major geographical region. The following table presents the percentage of our total lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
Region	2024	2023	2022
Asia/Pacific/Russia	31%	34%	33%	(a)
Europe	26%	23%	24%
United States/Canada/Caribbean	19%	19%	20%
Latin America	12%	12%	12%
Africa/Middle East	12%	12%	11%
Total	100%	100%	100%

(a)    Total lease revenue related to Russia was recognized until the leasing of our aircraft and engines with Russian airlines was terminated in 2022. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
For further geographic information on our total lease revenue and long-lived assets, refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft and engine services
We provide aircraft and engine asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2024, we had asset management servicing contracts with 21 parties that owned 179 aircraft and 188 engines. Since we have an established operating system to manage our own aircraft and engines, the incremental cost of providing asset management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft and engine asset management activities include:
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
•entering into purchase-and-leaseback transactions with airlines;
•using our global customer relationships to obtain favorable lease terms for flight equipment and maximizing utilization;
•maintaining diverse sources of global funding;
•optimizing our portfolio by selling flight equipment; and
•providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2024, we arranged $17.5 billion of financing, consisting primarily of notes issuances in the capital markets, bank debt and revolving credit facilities.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive flight equipment purchase opportunities that may arise. As of December 31, 2024, we had $11.3 billion of undrawn lines of credit available under our revolving credit and term loan facilities and $1.2 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of flight equipment to generate additional cash flows. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
Manage our flight equipment portfolio
We intend to maintain an attractive portfolio of in-demand flight equipment by acquiring new flight equipment directly from manufacturers, executing purchase-and-leaseback transactions with airlines, assisting airlines with refleetings and pursuing other opportunistic transactions. We rely on our experienced team of portfolio management professionals to identify and purchase assets we believe are being offered at attractive prices or that we believe will experience an increase in demand over a prolonged period of time. In addition, we intend to continue to rebalance our portfolio through sales to maintain the appropriate mix of flight equipment by customer concentration, asset, age and type.
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
Joint ventures
We conduct some of our business through joint ventures. These joint venture arrangements allow us to obtain stable servicing revenues and diversify our exposure to the economic risks related to aircraft and engines.
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
Relationship with Airbus, Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing, measured by deliveries of aircraft through 2024 and our order backlog. We were also the launch customer of the Embraer E2 program. We are also among the largest purchasers of engines from each of CFMI, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable pricing and delivery terms. In addition, these strategic relationships with manufacturers and market knowledge allow us to participate in new aircraft designs, which gives us increased confidence in our airframe and engine selections. AerCap cooperates broadly with manufacturers seeking mutually beneficial opportunities.
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
In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine, whether or not installed on our aircraft (in each case, at a value stipulated in the relevant lease that typically exceeds the aircraft net book value by approximately 10%), and hull war risks insurance covering risks such as hijacking and terrorism and, where permitted, including confiscation, expropriation, nationalization and seizure (subject to adjustment or fleet or policy aggregate limits in certain circumstances and customary exclusions). Our lessees are also required to carry aircraft spares insurance and aircraft third-party liability insurance, in each case subject to customary deductibles and exclusions. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of an asset. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the lessees’ insurance brokers.
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
Regulation
While the air transportation industry is highly regulated, we generally are not directly subject to most of these regulations, as we do not generally operate our assets. Our lessees are subject, however, to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. These regulations govern, among other things, the registration, operation and maintenance of our assets. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of flight equipment are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair.
Limitations on air emissions, such as the ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older aircraft on a timely basis, on favorable terms or at all. This is an area of law that is rapidly evolving and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed, what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
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

ITAR and EAR compliance is an integral part of AerCap’s compliance activities. Our wholly-owned subsidiary, Milestone Aviation, is a helicopter operating lessor that engages in defense trade activities. While our fleet is comprised of civil helicopters, certain of the helicopters (generally helicopters configured for SAR or police services missions) are equipped with controlled equipment covered by active ITAR licenses. In view of our defense trade activities, The Milestone Aviation Group LLC is registered with DDTC as an exporter and broker under ITAR. The controlled equipment in our fleet may require prior authorizations to be exported to certain jurisdictions. Any failure by us or our customers or suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, investigations, adverse publicity or restrictions on our ability to continue to engage in business activities involving controlled equipment, and repeat failures could carry more significant penalties. Any changes in export or sanctions regulations may further restrict business activities involving controlled equipment. The length of time required by the licensing processes can vary, potentially delaying helicopter lease transactions and the recognition of the corresponding revenue.
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
Trademarks
AerCap Holdings N.V. has registered the “AerCap” trademark with various intellectual property offices, including those in the United States, Argentina, Australia, Belarus, Benelux, Brazil, Canada, Chile, China, Ethiopia, European Union, Hong Kong, Indonesia, Ireland, Korea, Mexico, New Zealand, Pakistan, Panama, Russia, Saudi Arabia, Sri Lanka, Thailand, Trinidad and Tobago, Turkey, United Arab Emirates, the United Kingdom and Vietnam, as well as with the World Intellectual Property Organization (“WIPO”). AerCap Holdings N.V. has also filed trademark applications for the “AerCap” logos and the “Never Stand Still” trademark with various intellectual property offices, including those in the United States, Argentina, Australia, Belarus, Benelux, Brazil, Canada, Chile, China, Ethiopia, the European Union, Hong Kong, India, Indonesia, Ireland, Japan, Mexico, New Zealand, Norway, Pakistan, Panama, Republic of Korea, Russia, Saudi Arabia, Sri Lanka, Switzerland, Thailand, Trinidad and Tobago, Turkey, United Arab Emirates, the United Kingdom, Vietnam and WIPO. The Milestone Aviation Group LLC has registered the “Milestone” trademark with the United States Patent and Trademark Office, the European Union Intellectual Property Office, and various local trademark authorities.
Culture and values
We are proud of our high-performance culture, which is built on the values of Ambition, Excellence and Respect. We believe that true success is built upon a foundation of trust and integrity, and we endeavor to create an environment where our people feel included and empowered to do their best work and reach their full potential. We strive to conduct our business with integrity and in an honest and responsible manner and to build and maintain long-term, mutually beneficial relationships with our customers, suppliers, shareholders, employees and other stakeholders. These values contribute to sustainable long-term value creation for AerCap and its stakeholders and are further specified in our code of conduct and our ethics-related compliance policies, procedures, trainings and programs. Ethical behavior is strongly promoted by the senior leadership team. The Company has an excellent track record in relation to ethics and compliance. These ethical values are reflected in the Company’s long-term strategy and our way of doing business. In 2023, we launched our new corporate brand identity and our new employer brand, which emphasize and reinforce our culture and values.

Sustainability and community
During 2024, our Board-level ESG Committee (the “ESG Committee”) met four times to discuss and review AerCap’s approach to ESG-related topics. The ESG Committee comprises three independent directors of the AerCap Board and three members of the AerCap senior leadership team. We believe this creates a balance between the execution of strategy at an executive level and the independent oversight and counsel of the experienced board members. These individuals have relevant experience in areas such as governance, sustainability, greenhouse gas emissions management, charitable outreach, financial reporting and reputational risk management. The ESG Committee is responsible for assisting AerCap’s Board of Directors in defining and reviewing the Company’s strategy relating to ESG and developing and maintaining the Company’s policies, programs, targets and initiatives in this space. This approach is designed to provide dedicated oversight of ESG issues at the highest level. AerCap’s Board of Directors approved AerCap’s ESG Strategy, which is aligned with AerCap’s overall strategic approach to be positioned for growth and resilient against risks. This ESG Strategy outlines the Company’s overall ESG goals, risks and opportunities and is focused on the impact AerCap can have through asset purchases and sales, leasing activity, financing and investment, collaboration with partnerships, engagement on policy, governance and AerCap’s role as an employer.
In April 2024, we published our latest annual ESG report (the “2023 ESG Report”), which was produced with reference to the Global Reporting Initiative (“GRI”) Standards. The 2023 ESG Report is publicly available on our website and is not incorporated by reference into this annual report. The 2023 ESG Report sets forth in detail our commitment to growing our business in a responsible and sustainable way. We continue to expand and refine our ESG reporting, based on best practices and our engagement with stakeholders and their expectations. AerCap’s ESG ratings have continued to maintain a positive trajectory, as evidenced by our upgrade by MSCI ESG Ratings to “AA” or “Leader” level in September 2023, and by our upgrade by Morningstar Sustainalytics to “Low Risk” level in April 2024. In 2024, AerCap published its Scope 3 greenhouse gas emissions from downstream leased assets (owned aircraft only) for every year since 2015. Since 2014, AerCap has transformed its fleet from approximately 6% new technology aircraft measured by net book value to approximately 74% new technology aircraft at the end of 2024, among the highest percentages of all major aircraft lessors. New technology aircraft produce significantly lower emissions than the previous generation aircraft they replace and drive emissions reductions, as well as significant cost savings, for our airline customers. The reduction in Scope 3 greenhouse gas emissions that AerCap achieved from 2015 to 2020 was the direct result of AerCap’s strategy of purchasing the most fuel-efficient and newest technology aircraft available from the Original Equipment Manufacturers (“OEMs”) and disposing of older technology and less fuel-efficient aircraft.
In 2024, AerCap purchased 92 fuel-efficient, new technology aircraft and sold 98 primarily current technology aircraft with an average age of 15.3 years. Approximately 80 of our airline customers now lease new technology aircraft from us. Additionally in 2024, AerCap ordered 268 new CFM LEAP engines, including 179 engines ordered by SES. Our order book of 296 aircraft is comprised exclusively of the most in-demand, fuel-efficient, new technology aircraft and will form the backbone of our future fleet, supporting airlines in achieving their sustainability targets. We believe the best way for us to support the reduction of global greenhouse gas emissions is to follow the “leading-edge” approach, which means taking what we believe are the best steps available to our industry and continuing to invest in new technology aircraft and engines.
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
We participate in a significant number of charitable events and industry-related educational programs each year. Our Corporate Social Responsibility (“CSR”) Committee is employee-led and is responsible for the selection and implementation of fundraising and volunteering initiatives across the Company. At the beginning of each calendar year, AerCap employees vote for four charitable and social themes from a shortlist selected by the CSR committee. Throughout the year, the CSR Committee is responsible for reviewing and evaluating requests for support for charitable and community-related initiatives aligned with the chosen themes. In 2024, the themes employees chose to support were mental health services, cancer support and hospice services, education, child and young adolescent welfare, and environmental and sustainability initiatives. We encourage employees to support local and national organizations that strengthen the communities in which they live and work. Several of our charitable initiatives involve the Company’s matching of funds raised through employee team efforts for the benefit of local community projects. In addition to this, the CSR Committee can nominate chosen charity partners that would benefit from longer-term partnerships with AerCap, rather than one-time donations. For example, in 2024 AerCap was pleased to support Orbis, a global charity combating blindness through training, advocacy and research. Additionally, AerCap partnered with the Aisling Project, an after-school program for children and young people in Ballymun in north county Dublin, a socially disadvantaged area. In 2024, together with our employees, AerCap donated over $900,000 to charitable and social causes.
AerCap is proud to be a sponsor of the prestigious MSc in Aviation Finance program at University College Dublin Michael Smurfit Graduate Business School since the program launched in 2015. In addition to sponsorship, the Company also arranges for key employees to give lectures to students and provides internships to a number of students from the program. This gives graduates the opportunity to gain valuable hands-on experience in a range of disciplines. In 2019, AerCap established a scholarship program with the University of Limerick (“UL”), the first Women in Aviation program of its type in Ireland. The program aims to create awareness amongst female students of Aeronautical Engineering as a career option and encourage more women to join the industry. Since the launch of the initiative, five first-year students of the UL Bachelor of Engineering in Aeronautical Engineering have been awarded the AerCap Women in Aviation Scholarship. As well as an annual financial bursary provided to the scholarship recipients, students have the opportunity to gain first-hand experience through an eight-month internship in the AerCap technical department with mentoring from experienced professionals in the team.
In 2021, AerCap launched a scholarship program in partnership with the Faculty of Engineering at the International School of Engineering at Chulalongkorn University, Thailand, the country’s number one ranked university and a world-class leader in aerospace engineering education. In addition to the scholarships, AerCap provides a range of tailored support to students, including guest lectures, workshops, and summer internships. As part of the program, students undertake a research project focused on ESG and related innovations in the aviation industry, supported by AerCap. As part of our scholarship program with Chulalongkorn University, we sponsored the AerCap ESG Challenge, where we invited aerospace engineering students to showcase their innovative ideas and solutions to tackle ESG challenges in the aviation industry.
AerCap commenced the Transition Year Aviation Program in 2024. The goal of the program is to introduce students to the aircraft leasing industry and the broader aviation sector while providing them with insights into potential career opportunities. The program includes departmental presentations, communication skills training delivered by one of AerCap's training partners, a visit to an aircraft manufacturing facility and on-site talks from industry partners.

Flight equipment portfolio
The following table presents our flight equipment portfolio by type as of December 31, 2024:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,462	83%	172	296	1,930
Airbus A220 Family	19	1%	6	—	25
Airbus A320neo Family	414	31%	22	143	579
Airbus A320 Family	392	7%	58	—	450
Airbus A330neo Family	12	2%	2	—	14
Airbus A330	46	1%	8	—	54
Airbus A350	41	7%	6	—	47
Boeing 737 MAX	65	4%	8	116	189
Boeing 737NG	231	8%	60	—	291
Boeing 777-200ER/300-ER	46	3%	1	—	47
Boeing 787	110	18%	1	16	127
Embraer E190/E195/E2	60	1%	—	16	76
Other (a)	26	—	—	5	31
Freighter Aircraft	81	3%	7	—	88
Airbus A321	6	—	—	—	6
Boeing 737	58	2%	7	—	65
Boeing 767/777	17	1%	—	—	17
Engines	445	8%	655	85	1,185
Helicopters	311	6%	—	11	322
Total	2,299	100%	834	392	3,525

(a)Other includes 26 owned aircraft (including five Embraer E170/175 aircraft; five Boeing 767 aircraft; 16 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of December 31, 2024. In addition, SES had 138 engines on order as of December 31, 2024.

The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value as of each of the five years ended December 31:

	As of December 31,
Aircraft type	2024	2023	2022	2021	2020
Passenger Aircraft	97%	97%	98%	97%	100%
Airbus A220 Family	1%	1%	—	—	—
Airbus A320neo Family	36%	34%	31%	27%	23%
Airbus A320 Family	8%	10%	12%	13%	13%
Airbus A330neo Family	3%	1%	—	—	—
Airbus A330	2%	2%	2%	3%	4%
Airbus A350	8%	9%	10%	10%	10%
Boeing 737 MAX	5%	5%	4%	3%	1%
Boeing 737NG	9%	10%	12%	13%	15%
Boeing 777-200ER/300-ER	3%	4%	4%	5%	4%
Boeing 787	20%	20%	21%	20%	29%
Embraer E190/195/E2	2%	1%	1%	2%	1%
Other	—	—	1%	1%	—
Freighter Aircraft	3%	3%	2%	3%	—
Airbus A321	—	—	—	—	—
Boeing 737	2%	2%	1%	2%	—
Boeing 747/767/777	1%	1%	1%	1%	—
Total	100%	100%	100%	100%	100%

New technology aircraft (a)	74%	70%	66%	61%	63%

(a)New technology aircraft include Airbus A220 Family, Airbus A320neo Family, Airbus A330neo Family, Airbus A350, Boeing 737 MAX, Boeing 787 and Embraer E2 aircraft.

During the year ended December 31, 2024, we had the following activity related to owned aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,422	121	13	1,556
Aircraft purchases	92	—	—	92
Aircraft reclassified to held for sale	(39)	—	39	—
Aircraft sold or designated for part-out (a)	(58)	(17)	(30)	(105)
Aircraft reclassified from investment in finance leases, net	3	(3)	—	—
Number of owned aircraft at end of period	1,420	101	22	1,543

(a)Includes seven aircraft that were reclassified to inventory.
Aircraft on order
The following table details our 296 aircraft on order as of December 31, 2024:

Aircraft type	2025	2026	2027	2028	2029	Thereafter	Total
Airbus A320neo Family	26	41	52	24	—	—	143
Boeing 737 MAX	26	37	46	7	—	—	116
Boeing 787	3	10	3	—	—	—	16
Embraer E195-E2	13	3	—	—	—	—	16
Other	—	—	—	—	—	5	5
Total	68	91	101	31	—	5	296
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
Aircraft acquisitions and dispositions
We purchase new and used aircraft directly from aircraft manufacturers, airlines and financial investors. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We acquire aircraft at attractive prices in three primary ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts; by purchasing portfolios consisting of aircraft of varying types and ages; and by entering into purchase-and-leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being offered at attractive prices. Through our marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell aircraft when we believe the market price for the type of aircraft has reached its peak or to rebalance the composition of our aircraft portfolio.
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2024, we purchased 92 new aircraft and sold 98 aircraft from our owned portfolio.

History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company under Dutch law (“naamloze vennootschap” or “N.V.”) on July 10, 2006. AerCap is the global leader in aviation leasing with 2,018 aircraft owned, managed or on order, over 1,000 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $71 billion as of December 31, 2024. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
As of December 31, 2024, we had 204,543,739 ordinary shares issued, including 186,783,225 ordinary shares issued and outstanding, and 17,760,514 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 5,072,382 shares of unvested restricted stock.
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
Our primary capital expenditure is the purchase of flight equipment under purchase agreements with the manufacturers (primarily, Airbus, Boeing and Embraer for aircraft). Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
	(U.S. Dollars in thousands)
Purchase of flight equipment	$5,062,507	$4,662,680	$3,480,074
Prepayments on flight equipment	1,553,851	1,569,706	391,498

Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease that began in December 2015 and has an option for us to terminate in 2031. We lease our Shannon, Ireland office facility under a lease that expires in 2033, with an option for us to terminate in 2029. We lease our Singapore office facility under a lease that expires in March 2029. We lease our Miami office facility under a lease that expires in December 2034, with an option for us to terminate in 2030. In addition to the above facilities, we also lease offices in various locations around the world, including: Dublin, Ireland; Memphis, Tennessee; Amsterdam, The Netherlands; London, United Kingdom; Shanghai, China; and Dubai, United Arab Emirates.
Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aviation assets. As of December 31, 2024, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2024, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) (“AerCap Ireland”), AerCap Ireland Capital DAC (Ireland), AerCap Global Aviation Trust (United States) (“AerCap Trust”), AerCap Aviation Leasing Limited (Ireland), Celestial Aviation Funding Unlimited Company (Ireland) and Celestial Aviation Services Limited (Ireland). Refer to Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.
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
Overview
Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2024 was $2.1 billion, compared to net income attributable to AerCap of $3.1 billion for the year ended December 31, 2023. For the year ended December 31, 2024, diluted earnings per share was $10.79 and the weighted average number of diluted shares outstanding was 194,489,171, compared to diluted earnings per share of $13.78 and weighted average number of diluted shares of 227,656,343 for the year ended December 31, 2023. Net cash flows provided by operating activities were $5.4 billion for the year ended December 31, 2024, compared to net cash flows provided by operating activities of $5.3 billion for the year ended December 31, 2023.

Major developments in 2024
In 2024, AerCap:
•Executed a total of 812 transactions, including 496 lease agreements;
•Completed purchases of 150 assets, including 92 fuel-efficient, new technology owned aircraft, for approximately $6.6 billion;
•Completed sales of 166 assets for aggregate proceeds of approximately $3.1 billion, including 98 owned aircraft with an average age of 15.3 years;
•Placed significant orders for flight equipment totaling approximately $9 billion, including engines ordered by SES;
•Repurchased an aggregate of 16.8 million ordinary shares for approximately $1.5 billion under share repurchase programs authorized by our Board of Directors in 2023 and 2024;
•Arranged approximately $17.5 billion of financing, consisting primarily of notes issuances in the capital markets, bank debt and revolving credit facilities, as well as our inaugural Sukuk financing;
•Received credit ratings upgrades to Baa1 by Moody’s and BBB+ by S&P; outlook revised to positive by Fitch;
•Adopted a new dividend policy under which we declared quarterly dividends on our ordinary shares aggregating approximately $146 million; and
•Recognized net recoveries related to the Ukraine Conflict of $195 million, which primarily consisted of insurance settlement proceeds of $168 million pursuant to settlements with insurers under our C&P Policy.
Aviation assets
During the year ended December 31, 2024, we purchased 92 new technology owned aircraft, 49 engines and nine helicopters for approximately $6.6 billion. As of December 31, 2024, we owned 1,543 aircraft and managed 179 aircraft. We also owned or managed over 1,000 engines (including engines owned and managed by SES) and owned over 300 helicopters. As of December 31, 2024, we had 296 new aircraft on order. The average age of our fleet of 1,543 owned aircraft, weighted by net book value, was 7.4 years as of December 31, 2024.
Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Our aircraft lease agreements generally provide for the periodic payment of a fixed or a floating amount of rent. Floating rents for aircraft are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2024, 1% of our basic lease rents from aircraft under operating leases was attributable to leases with lease rates tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on aircraft utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:
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
As of December 31, 2024, 1,521 of our 1,543 owned aircraft were on lease, with no lessee representing more than 10% of total lease revenue for the year ended December 31, 2024. As of December 31, 2024, our owned aircraft portfolio included 22 aircraft that were off-lease. As of February 21, 2025, of these 22 aircraft, 13 were re-leased or under commitments for re-lease, three aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), one aircraft was being marketed for re-lease (which represented less than 1% of the aggregate net book value of our fleet) and five aircraft were sold.
Net gain on sale of assets
Our net gain on sale of assets is generated from the sale of our flight equipment and is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. The timing of asset sale closings is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if net gain on sale of assets is comparable over a long period of time, during any particular reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, net gain on sale of assets recorded in one reporting period may not be comparable to net gain on sale of assets in other reporting periods.
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
Depreciation and amortization
Our depreciation expense is influenced by the adjusted gross book values, depreciable lives and estimated residual values of our flight equipment. Adjusted gross book value is the original cost of our flight equipment, adjusted for subsequent capitalized improvements, impairments and accounting basis adjustments associated with a business combination or a purchase-and-leaseback transaction. In addition, we have definite-lived intangible assets which are amortized over the period which we expect to derive economic benefits from such assets.

Net (recoveries) charges related to Ukraine Conflict
The Ukraine Conflict, including the sanctions and the actions of our former Russian lessees and the Russian government, represents an unusual and infrequent event the financial effect of which is classified separately on our Consolidated Income Statements. During the years ended December 31, 2024 and 2023, we recognized recoveries of $195 million and $1.3 billion, respectively, which primarily consisted of insurance settlement proceeds received. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
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

Factors affecting the comparability of our results
Net (recoveries) charges related to Ukraine Conflict
During 2024 and 2023, we recognized pre-tax recoveries related to the Ukraine Conflict of $195 million and $1.3 billion, respectively, to our earnings, which primarily consisted of insurance settlement proceeds received.
Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Sales transactions
During 2024, we completed sales of flight equipment for aggregate proceeds of $3.1 billion and recognized a net gain on sale of assets of $651 million.
During 2023, we completed sales of flight equipment for aggregate proceeds of $2.8 billion and recognized a net gain on sale of assets of $490 million.
Share repurchases
During 2024, our Board of Directors authorized total repurchases of up to $1.5 billion of AerCap ordinary shares and we repurchased an aggregate of 16.8 million of our ordinary shares under share repurchase programs at an average price of $87.80 per ordinary share, for approximately $1.5 billion.
During 2023, our Board of Directors authorized total repurchases of up to $2.9 billion of AerCap ordinary shares and we repurchased an aggregate of 44.3 million of our ordinary shares under share repurchase programs at an average price of $59.09 per ordinary share, for approximately $2.6 billion.
Trends in our business
We continue to see the recovery of both domestic and international air travel following the Covid-19 pandemic. During 2024, passenger numbers surpassed pre-pandemic levels and demand for air travel reached an all-time high, according to the International Air Transport Association (“IATA”). Growth is being driven mainly by the rise of international travel across the globe, particularly travel to and from China. Domestic travel within China has also grown significantly as tourism numbers continue to improve. Overall global passenger traffic, measured in revenue passenger kilometers, rose by 10.4% in 2024 compared to 2023. The gap between supply and demand of aircraft is expected to widen during 2025, with IATA expecting passenger demand to increase by 8% and available capacity to increase by 7%.
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

The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2024, 401 owned passenger aircraft under operating lease with an aggregate asset group value of approximately $4.3 billion were 15 years of age or older, which represented approximately 9% of our total flight equipment and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 401 passenger aircraft were $9.5 billion, which measured on a weighted-average basis was 121% in excess of the aggregate carrying value. As of December 31, 2024, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2024, seven aircraft with an asset group carrying value of $46 million did not exceed our 10% threshold, which represented less than 0.1% of our total flight equipment and lease-related assets and liabilities. The seven aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2024, and as such no impairment was recognized.
Recent accounting standards adopted during the year ended December 31, 2024
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023

	Year Ended December 31,		Increase/ (Decrease)
	2024	2023
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$6,377,181	$6,248,994	$128,187
Maintenance rents and other receipts	626,816	611,326	15,490
Lease revenue	7,003,997	6,860,320	143,677
Net gain on sale of assets	651,142	489,620	161,522
Other income	341,505	230,478	111,027
Total Revenues and other income	7,996,644	7,580,418	416,226
Expenses
Depreciation and amortization	2,580,037	2,480,578	99,459
Net recoveries related to Ukraine Conflict	(194,750)	(1,287,972)	1,093,222
Asset impairment	49,766	86,855	(37,089)
Interest expense	1,990,732	1,806,442	184,290
Loss on debt extinguishment	13,450	4,097	9,353
Leasing expenses	810,358	756,438	53,920
Selling, general and administrative expenses	488,916	464,128	24,788
Total Expenses	5,738,509	4,310,566	1,427,943
Gain on investments at fair value	5,238	2,334	2,904
Income before income taxes and income of investments accounted for under the equity method	2,263,373	3,272,186	(1,008,813)
Income tax expense	(323,704)	(291,056)	(32,648)
Equity in net earnings of investments accounted for under the equity method	158,956	166,715	(7,759)
Net income	$2,098,625	$3,147,845	$(1,049,220)
Net loss (income) attributable to non-controlling interest	7	(11,754)	11,761
Net income attributable to AerCap Holdings N.V.	$2,098,632	$3,136,091	$(1,037,459)
Basic lease rents.    The increase in basic lease rents of $128 million, or 2%, was attributable to:
•the acquisition of assets between January 1, 2023 and December 31, 2024, with an aggregate net book value of $13.0 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $580 million;
partially offset by
•a decrease in basic lease rents of $241 million primarily due to lower PBH rent, as well as redeliveries, lease terminations and lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and
•the sale of assets between January 1, 2023 and December 31, 2024, with an aggregate net book value of $3.9 billion on their respective sale dates, resulting in a decrease in basic lease rents of $211 million.

Maintenance rents and other receipts.    The increase in maintenance rents and other receipts of $15 million, or 3%, was attributable to:
•an increase of $54 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts;
partially offset by
•a decrease of $39 million in maintenance revenue and other receipts from lease terminations and restructurings.
Net gain on sale of assets.    The increase in net gain on sale of assets of $162 million, or 33%, was primarily due to the volume and composition of asset sales in the current strong sales market. During the year ended December 31, 2024, we sold 136 assets for sale proceeds of $3.1 billion. During the year ended December 31, 2023, we sold 167 assets for proceeds of $2.8 billion.
Other income.    The increase in other income of $111 million, or 48%, was primarily driven by higher interest income recognized during the year ended December 31, 2024.
Depreciation and amortization.    The increase in depreciation and amortization of $99 million, or 4%, was primarily due to a higher average lease assets balance during the year ended December 31, 2024, compared to the year ended December 31, 2023.
Net recoveries related to Ukraine Conflict.    During the year ended December 31, 2024, we recognized net recoveries of $195 million, which primarily consisted of cash insurance settlement proceeds of $172 million. During the year ended December 31, 2023, we recognized recoveries of $1.3 billion, which primarily consisted of cash insurance settlement proceeds related to six Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Asset impairment.    During the year ended December 31, 2024, we recognized impairment charges of $50 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation. During the year ended December 31, 2023, we recognized impairment charges of $87 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates” for further information on our event-driven impairment assessments.
Interest expense.    The increase in interest expense of $184 million, or 10%, was primarily attributable to:
•a $199 million increase in interest expense due to an increase in the average cost of debt for the year ended December 31, 2024, compared to the year ended December 31, 2023. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.0% for the year ended December 31, 2024, compared to 3.5% for the year ended December 31, 2023. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures and metrics” for further information on the average cost of debt;
partially offset by
•a $315 million decrease in the average outstanding debt balance from $46.7 billion during the year ended December 31, 2023, to $46.4 billion during the year ended December 31, 2024, resulting in a $12 million decrease in interest expense; and
•a $3 million decrease in interest expense attributable to movement in mark-to-market on interest rate derivatives. For the year ended December 31, 2024, we recognized a loss of $34 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $37 million for the year ended December 31, 2023.
Leasing expenses.    The increase in leasing expenses of $54 million, or 7%, was primarily due to $145 million of higher airline default and restructuring costs and other leasing expenses, partially offset by $61 million of lower maintenance rights asset amortization and $30 million of lower lessor maintenance contributions.
Selling, general and administrative expenses.    The increase in selling, general and administrative expenses of $25 million, or 5%, was primarily due to higher compensation-related expenses.

Gain on investments at fair value.    During the year ended December 31, 2024, we recognized a gain on investments at fair value of $5 million, primarily due to changes in the quoted market prices of our investments at fair value. During the year ended December 31, 2023, we recognized a gain on investments at fair value of $2 million, primarily due to a gain recognized on the sale of an investment.
Income tax expense.    The effective tax rate was 14.3% for the year ended December 31, 2024, compared to the effective tax rate of 8.9% for the year ended December 31, 2023.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. Our effective tax rate has increased primarily due to the introduction of the Pillar Two rules under the OECD’s BEPS 2.0 initiative, which came into effect in Ireland on January 1, 2024. The majority of the Group’s assets are owned in Ireland. Refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Equity in net earnings of investments accounted for under the equity method.    The decrease in equity in net earnings of investments accounted for under the equity method of $8 million was primarily driven by lower earnings from our investments.
For Results of Operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024.

Liquidity and capital resources
Capital expenditures and cash commitments
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of December 31, 2024, we had commitments to purchase 296 new aircraft scheduled for delivery through 2030. We also had commitments to purchase 85 engines and 11 helicopters through 2027. As a result, we will need to raise additional funds to satisfy these capital requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness. Also refer to Note 12—Derivative financial instruments to our Consolidated Financial Statements included in this annual report for a detailed description of our use of financial instruments for hedging purposes.
Overview of sources and uses of cash
As of December 31, 2024, our cash balance was $1.4 billion, including unrestricted cash of $1.2 billion, and we had $11.3 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of December 31, 2024, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $15 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $21 billion. As of December 31, 2024, our existing sources of liquidity were sufficient to operate our business and cover approximately 2.0x of our debt maturities and contracted capital requirements for the next 12 months.
Debt
As of December 31, 2024, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $243 million, totaled $45.5 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
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
During the year ended December 31, 2024, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance fees, upfront fees and other impacts, was 4.0%. As of December 31, 2024, our adjusted debt to equity ratio was 2.35 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2024 and 2023.
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
Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2024, $241 million out of $1.2 billion of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. In some instances, the earnings of our foreign subsidiaries will be re-invested in the foreign jurisdiction for the purposes of their business. Additionally, legal restrictions in relation to dividend payments from our subsidiaries may apply.

Under the OECD’s BEPS 2.0 initiative, the OECD has formulated rules known as “Pillar Two” designed to implement a global minimum effective tax rate (“ETR”) of 15% on a jurisdictional basis in respect of multinational groups with annual turnover exceeding €750 million in two of the last four years. Ireland has enacted Pillar Two into domestic legislation, which took effect on January 1, 2024. Under these rules, the ETR for a jurisdiction is determined by reference to the financial accounting profits and tax expense (with some adjustments) derived from the relevant financial statements. We are required to calculate our ETR for each jurisdiction in which we operate and, for jurisdictions where the ETR is below the 15% minimum rate, we are liable to pay a top-up tax, known as the global minimum top-up tax, for the difference. The top-up tax is an additional tax designed to bring the minimum effect tax rate for the group to 15% as determined under Pillar Two calculation principles. This top-up tax is payable on a current rather than deferred basis.
Based on commentary provided by the Financial Accounting Standards Board that this top-up tax should be considered an alternative minimum tax, we are not currently required to record deferred tax related to this minimum top-up tax or remeasure existing deferred taxes. Instead, the incremental effect will be recognized as it is incurred.
Share Repurchases and Dividends
In 2024, we repurchased 16.8 million ordinary shares at an average price of $87.80 per ordinary share, for approximately $1.5 billion. In 2023, we repurchased 44.3 million ordinary shares at an average price of $59.09 per ordinary share, for approximately $2.6 billion. During the year ended December 31, 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares. During the year ended December 31, 2024, we declared $146 million of dividends to our shareholders.
Contractual obligations
Our estimated future obligations as of December 31, 2024 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$3,650.0	$6,644.5	$5,705.5	$6,500.0	$2,600.0	$9,650.0	$34,750.0
Secured debt facilities	1,081.8	1,235.9	1,980.9	1,940.9	913.6	1,384.0	8,537.1
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	1,984.4	1,737.0	1,457.5	1,074.8	759.3	6,200.9	13,213.9
Purchase obligations (b) (c)	5,619.0	6,002.1	3,662.1	1,215.1	—	161.0	16,659.3
Operating leases (d)	15.7	12.1	12.2	11.8	9.8	12.8	74.5
Total	$12,350.9	$15,631.6	$12,818.2	$10,742.6	$4,282.7	$19,658.7	$75,484.8

(a)Estimated interest payments for floating rate debt are based on rates as of December 31, 2024 and include the estimated impact of our interest rate swap agreements.
(b)As of December 31, 2024, we had commitments to purchase 296 aircraft (including four purchase-and-leaseback transactions), 85 engines and 11 helicopters through 2030. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.
(c)We are also party to a contingent purchase agreement with Airbus for up to 52 additional A320neo Family aircraft currently on order by one of our lessees and scheduled to deliver between 2029 and 2031. Under this agreement, we will purchase these aircraft in the event that the purchase agreement between Airbus and the lessee is terminated, subject to certain conditions. The above table does not include any amounts related to this contingent purchase agreement. Refer to Note 31—Commitments and contingencies to our Consolidated Financial Statements included in this annual report for further details on our purchase obligations.
(d)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases. Refer to Note 17—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.
The above table does not reflect any dividends we may pay on our ordinary shares.

Historical Information
The following table presents our consolidated cash flows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(U.S. Dollars in millions)
Net cash provided by operating activities	$5,437	$5,261
Net cash used in investing activities	(3,724)	(3,183)
Net cash used in financing activities	(2,133)	(2,012)
Cash flows provided by operating activities.    During the year ended December 31, 2024, our net cash provided by operating activities of $5.4 billion was the result of net income of $2.1 billion, adjustments of non-cash items to net income of $3.6 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $367 million and the net change in operating assets and liabilities of $249 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict of $0.8 billion to investing activities. During the year ended December 31, 2023, our net cash provided by operating activities of $5.3 billion was the result of net income of $3.1 billion, adjustments of non-cash items to net income of $3.3 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $407 million and the net change in operating assets and liabilities of $149 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict of $1.8 billion to investing activities.
Cash flows used in investing activities.    During the year ended December 31, 2024, our net cash used in investing activities of $3.7 billion primarily consisted of the purchase of and prepayments on flight equipment and other assets of $6.6 billion, partially offset by cash provided by asset sale proceeds of $2.7 billion, cash proceeds from insurance claim settlements of $172 million and net proceeds from loans receivable of $72 million. During the year ended December 31, 2023, our net cash used in investing activities of $3.2 billion primarily consisted of the purchase of and prepayments on flight equipment of $6.2 billion and net issuances of loans receivable of $300 million, partially offset by cash provided by asset sale proceeds of $2.1 billion and cash proceeds from insurance claim settlements of $1.3 billion.
Cash flows used in financing activities.    During the year ended December 31, 2024, our net cash used in financing activities of $2.1 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs of $1.3 billion, the repurchase of shares and payments of tax withholdings on share-based compensation of $1.5 billion and dividends paid on ordinary shares of $140 million, partially offset by net receipts of maintenance and security deposits of $793 million. During the year ended December 31, 2023, our net cash used in financing activities of $2.0 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs, of $103 million, the repurchase of shares and payments of tax withholdings on share-based compensation of $2.6 billion, and cash used for the redemption of non-controlling interest and dividends paid to non-controlling interest holders of $112 million, partially offset by net receipts of maintenance and security deposits of $841 million.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Refer to Note 29—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$17,185	$16,589

Ordinary shares issued	204,543,739	215,543,739
Treasury shares	(17,760,514)	(13,050,571)
Ordinary shares outstanding	186,783,225	202,493,168
Shares of unvested restricted stock	(5,072,382)	(4,561,249)
Ordinary shares outstanding, excluding shares of unvested restricted stock	181,710,843	197,931,919

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$94.57	$83.81
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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$45,295	$46,484
Adjusted for:
Cash and cash equivalents	(1,209)	(1,627)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$42,961	$43,732

Equity	$17,185	$16,589
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$18,310	$17,714

Adjusted debt/equity ratio	2.35 to 1	2.47 to 1
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Year Ended December 31,		Percentage Difference
	2024	2023
	(U.S. Dollars in millions)
Interest expense	$1,991	$1,806	10%
Adjusted for:
Mark-to-market on interest rate derivatives	(34)	(37)	(8%)
Debt issuance costs, upfront fees and other impacts	(119)	(144)	(17%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	1,838	1,625	13%

Average debt balance	$46,405	$46,720	(1%)

Average cost of debt	4.0%	3.5%	14%

Summarized financial information of issuers and guarantors
AerCap Trust and AerCap Ireland Capital Designated Activity Company Notes
From time to time, AerCap Trust and AerCap Ireland Capital Designated Activity Company (“AICDC”) co-issue senior unsecured notes. In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2055 (the “AGAT/AICDC Junior Subordinated Notes” and, collectively with the senior unsecured notes issued by AerCap Trust and AICDC, the “AGAT/AICDC Notes”). Please refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or, in the case of the AGAT/AICDC Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
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
Parent Guarantor Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Parent Guarantor Junior Subordinated Notes”). The Parent Guarantor Junior Subordinated Notes were jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC. In October 2024, AerCap Holdings N.V. redeemed in full all of its outstanding Parent Guarantor Junior Subordinated Notes, subsequent to a redemption notice issued in August 2024. Please refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report.

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of December 31, 2024, and for the year ended December 31, 2024. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
December 31, 2024
(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$10,014
Intercompany receivables	34,989
Total assets	47,614

Debt	35,263
Intercompany payables	4,585
Total liabilities	42,536

Year Ended
December 31, 2024
(U.S. Dollars in millions)
Total revenues and other income (a)	$3,617
Total expenses (b)	1,953
Income before income taxes and income of investments accounted for under the equity method	1,664
Net income	1,721
Net income attributable to AerCap Holdings N.V.	1,721

(a)Total revenues include interest income from non-obligor entities of $1.9 billion.
(b)Total expenses include interest expense to non-obligor entities of $115 million.

Item 6.    Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Paul T. Dacier	67	Non-Executive Chairman of the Board of Directors	May 2010	2025 AGM
Aengus Kelly	51	Executive Director and Chief Executive Officer	May 2011	2026 AGM
Julian (Brad) Branch	70	Non-Executive Director	April 2018	2026 AGM
Stacey Cartwright	61	Non-Executive Director	April 2019	2026 AGM
Rita Forst	69	Non-Executive Director	April 2019	2026 AGM
Richard (Michael) Gradon	65	Non-Executive Director	May 2010	2026 AGM
James (Jim) Lawrence	72	Non-Executive Director	May 2017	2025 AGM
Jennifer VanBelle	56	Non-Executive Director	November 2021	2025 AGM
Michael Walsh	58	Non-Executive Director	May 2017	2025 AGM
Robert (Bob) Warden	52	Non-Executive Director	July 2006	2026 AGM

Officers
Peter Anderson	49	Chief Commercial Officer
John Burke	54	Chief Technical Officer
Brian Canniffe	52	Group Treasurer
Aimee Craig	53	Chief Executive Officer, AerCap Materials
Julie Dickerson	58	Chief Executive Officer, Shannon Engine Support
Vincent Drouillard	49	General Counsel
John Govan	53	Head of EMEA
Richard Greener	53	Head of Cargo
Bashir Hajir	57	Head of Americas
Emmanuel Herinckx	52	Head of Asia Pacific
Peter Juhas	53	Chief Financial Officer
Margaret Kim	57	Head of OEM Relations
Jorg Koletzki	57	Chief Information Officer and Chief Information Security Officer
Bart Ligthart	43	Chief Investment Officer
Theresa Murray	57	Head of Human Resources
Shane O’Reilly	38	Chief Risk Officer
Pat Sheedy	46	President and CEO, Milestone Aviation Group
Risteard Sheridan	50	Company Secretary and Chief Compliance Officer
Tom Slattery	54	Executive Vice President, Engines

(a)Each director serves a four-year term that runs from the Annual General Meeting of Shareholders (“AGM”) at which such director is appointed, typically held in April or May of each year.
Directors
Our Board of Directors currently consists of ten directors, nine of whom are non-executive directors.

Paul T. Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently a partner with Quinn Emanuel Urquhart & Sullivan, LLP, and he is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. Following this, he was, until December 2023, the general counsel at Indigo Agriculture, a privately held start-up company. He was a Non-Executive Director of GTY Technology Holdings Inc. from October 2016 until November 2019 and a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer workstation company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.
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
Julian (Brad) Branch.    Mr. Branch has been a Director of AerCap since April 25, 2018. Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the CEO and served the Boards of Deloitte Northwest Europe LP and of Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979, and was a general partner of Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years. His industry focus has been the air transportation industry and large global air carriers. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade. Mr. Branch has vigorously supported the community through not-for-profit Board service, such as the Advisory Board of Emory University School of Ethics and the Duke University Heart Center. He received a B.A. and M.B.A. from the University of North Carolina.
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently the Chair of Savills PLC and a Non-Executive Director of Gymshark. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC, Majid al Futtaim Entertainment and Genpact, was a Senior Independent Director of the Football Association Ltd and the Chair of the Advisory Committee of Majid al Futtaim Lifestyle. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as a member of the supervisory board of Norma Group SE. Ms. Forst is currently a Non-Executive Director of Johnson Matthey Plc in London, UK and was previously a Non-Executive Director of Westport Fuel Systems Inc. in Vancouver, Canada and a member of the advisory board at iwis SE & Co. KG in Germany. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior engineering and management positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (U.S.) and the Darmstadt University of Applied Technology (Germany).
Richard (Michael) Gradon.    Mr. Gradon has been a Director of AerCap since May 27, 2010. He is also currently a Non-Executive Director of Exclusive Hotels. He was a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (“P&O”) where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial and legal director function and he served as Chairman of P&O’s property division. Mr. Gradon served on the board of The Wimbledon Tennis Championships from 2005 to 2019 and on the board of Grosvenor Limited from 2007 to 2015. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.

James (Jim) Lawrence.    Mr. Lawrence has been a Director of AerCap since May 5, 2017. He is currently Chairman of Lake Harriet Capital, a private investment firm. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever NV and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for nine years. Prior to General Mills, Mr. Lawrence was Executive Vice President and Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as CEO of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that, he was a Partner of Bain and Company, having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence recently served as a Non-Executive Director of Avnet Inc. and Smurfit Kappa Group. His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of IAG (International Consolidated Airlines Group), Continental Airlines, TWA, Mesaba and British Airways. Since 1990, Mr. Lawrence has served on 16 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an M.B.A. with distinction from Harvard Business School.
Jennifer VanBelle.    Ms. VanBelle has been a Director of AerCap since November 1, 2021. Until April 2024, she was Senior Vice President and Treasurer of GE and CEO of GE Capital. She also led GE’s Separation Management Office to create three industry-leading, global public companies. Ms. VanBelle was named CEO of GE Capital in January 2021, expanding her role as GE Treasurer, which she assumed in 2018. She had previously held several leadership roles within GE across capital markets, risk management, treasury and finance, including GE Capital Markets Leader, GE Capital - Capital Management Risk Officer, and Deputy Treasurer. Before joining GE in 1998, Ms. VanBelle spent several years at Chemical Bank and ING. Ms. VanBelle holds a B.A. degree in Economics from Bates College and an MSc in Finance from the London Business School.
Michael Walsh.    Mr. Walsh has been a Director of AerCap since May 5, 2017. He is also Chair of Shannon Foynes Port Company and a non-executive director of Uisce Éireann, the Irish government owned national water utility, and of Limerick Civic Trust, a charitable organization. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over 30 years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gáis Éireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland.
Robert (Bob) Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. Mr. Warden is currently a Managing Director at Fortress Investment Group. Prior to joining Fortress in August 2023, Mr. Warden was Global Head of Private Equity at Cerberus Capital Management, where he worked for a total of 15 years (2002-2012 and 2018-2023). Mr. Warden has worked in the private equity industry for 28 years, including Pamplona Capital Management, J.H. Whitney, Cornerstone Equity Investors, and Donaldson Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.

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
John Burke.    Mr. Burke was promoted to the position of Chief Technical Officer of AerCap in June 2022, following his prior appointment to Deputy Chief Technical Officer in 2018. Previously, he served as Head of Technical EMEA from 2014 to 2018. From 2008, Mr. Burke worked at ILFC where he headed the technical group responsible for the EMEA region until AerCap’s acquisition of ILFC in 2014. He spent six years at TransAer International Airlines, where he worked internationally in Europe, the Middle East and the Americas in various roles. He began his career as an Aircraft Maintenance and Engineering Apprentice at SRS Aviation, an Aer Lingus subsidiary, where he qualified as an Aircraft Maintenance Engineer. Mr. Burke holds a Bachelor of Business in Aviation and Transport from Carlow Institute of Technology and is an EASA 66 Licenced Engineer. He also holds an FAA A&P Licence and an FAA Private Pilot’s Licence.
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
Aimee Craig.    Ms. Craig was appointed CEO of AerCap Materials following AerCap’s acquisition of GECAS in November 2021. In her role, she is responsible for airframe and engine component sales, aircraft dismantling and leasing activity. She joined GECAS in 2006 as Director of Inventory Management, overseeing asset valuation, market analysis, technical support and repair management activities. Ms. Craig has over 30 years of industry experience, including contract management, business development, fleet analysis and asset management. She holds a B.S. in Business Administration and an M.A. in Executive Leadership from Liberty University, Virginia.
Julie Dickerson.    Ms. Julie Dickerson is the Chief Executive Officer of Shannon Engine Support (SES). SES is a 50/50 joint-venture company between Safran and AerCap. SES is the world’s largest CFM engine lessor. Prior to her role at SES, Ms. Dickerson was at GECAS for over 15 years, where she held various roles, including Senior Vice President and General Manager of GECAS Engine Leasing. Ms. Dickerson holds a Bachelor of Commerce degree in Economics from the University of KwaZulu-Natal Pietermaritzburg, South Africa.
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
Richard Greener.    Mr. Greener assumed the role of Head of Cargo following AerCap’s acquisition of GECAS in November 2021. He is responsible for AerCap’s global cargo aircraft strategy and portfolio. Mr. Greener joined GECAS in 2001, and was subsequently promoted to Senior Vice President of Specialty Markets, including cargo and regional aircraft. He began his career in business development and marketing with BAE Systems, Airbus and has over 30 years’ experience in the aerospace industry. Mr. Greener holds a Post Graduate Diploma in Business Administration and Management Studies from the University of the West of England.

Bashir Hajjar.    Mr. Hajjar assumed the position of Head of Americas in October 2018. In his role, Mr. Hajjar is responsible for AerCap’s leasing activities across the Americas. He brings over 30 years of wide-ranging experience in the aviation industry from aircraft manufacturing to aircraft leasing and airline management. Prior to joining AerCap, he held various positions in the Fleet Planning group for Continental Airlines and the Aircraft Marketing group at McDonnell Douglas. Mr. Hajjar began his aviation career in engineering at McDonnell Douglas, Eastern Airlines and Continental Airlines. Mr. Hajjar holds a Masters of Business Administration from California State University Long Beach, a Bachelor of Science Degree in Aerospace Engineering from Saint Louis University, and an FAA Airframe and Power Plant Certificate.
Emmanuel Herinckx.    Mr. Herinckx was appointed to the position of Head of Asia Pacific in July 2019. He oversees AerCap’s leasing activities across Asia Pacific and China from our office in Singapore. Mr. Herinckx joined AerCap in September 2006 as Vice President Marketing Asia Pacific. Prior to joining AerCap, he worked in the Airline Marketing Departments of Airbus North America Sales, INC, Washington D.C., USA, and Airbus SAS, Toulouse, France for a period of seven years. Mr. Herinckx holds a Master of Science in Air Transport Management from Cranfield University, United Kingdom.
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
Margaret Kim.   Ms. Kim was appointed Head of OEM Relations in July 2024. In her role, Ms. Kim is responsible for all new aircraft and engine acquisitions and managing relationships with AerCap’s key OEM suppliers. Ms. Kim started her career in aircraft leasing in 1999 when she joined ILFC in Los Angeles, and moved to Dublin, Ireland, following AerCap’s acquisition of ILFC in 2014. Ms. Kim holds a Bachelor of Science degree in Molecular, Cell and Developmental Biology from the University of California, Los Angeles.
Jorg Koletzki.    Mr. Koletzki was appointed Chief Information Officer of AerCap in September 2015. He has significant experience in managing complex system implementations on a global scale, transforming IT functions and running high quality teams. His experience extends to working within large multinational companies including IBM, Volkswagen, National Grid and E.ON.
Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in September 2018 and as Chief Investment Officer in March 2022. Mr. Ligthart has 15 years’ experience in aircraft trading and portfolio management in both widebody and narrowbody aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A. in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.
Theresa Murray.    Ms. Murray was appointed Head of Human Resources in October 2016. She has over 25 years’ experience across all HR disciplines. Prior to joining AerCap, she held the position of International HR Director at Nuance Communications. Throughout her career, she has held a variety of HR and management roles, including senior positions at Telefonica and Lucent Technologies.
Shane O’Reilly.    Mr. O’Reilly was promoted to the position of Chief Risk Officer in September 2024. He previously served in the roles of Risk Director and Vice President Risk from 2020 to 2024, where he was responsible for risk management in Europe, Middle East and Africa, Asia Pacific and China. In his role, Mr. O’Reilly has responsibility for portfolio risk management, workouts, repossessions and debtor management. Prior to joining AerCap, he held various commercial and risk management positions with GECAS in both Ireland and Singapore, and worked in corporate banking with Allied Irish Bank. Mr. O’Reilly earned his MBA from Trinity College Business School and holds a Master’s degree in International Business, and a Bachelor’s Degree in Business Management from Technological University Dublin, as well as a Diploma in Aviation Finance and Leasing from the Law Society of Ireland.

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

Compensation
Compensation of non-executive directors
We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended by phone. In addition, we pay the chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the ESG Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended by phone. During the year ended December 31, 2024, the total fees paid to each of our non-executive directors was $0.2 million, except for the Chairman of our Board of Directors, who received total fees of $0.3 million. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.
Compensation of executive director and Chief Executive Officer
We paid Mr. Kelly, our only executive director and Chief Executive Officer, total remuneration of $4.9 million, consisting of an annual base salary of $0.9 million, an annual bonus of $3.0 million, $0.2 million as contributions to his defined benefit pension plan and $0.7 million of other employment benefits, during the year ended December 31, 2024.
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
• Selectively retain executives acquired through business transactions, considering industry and functional knowledge, leadership abilities and fit with Company culture
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

As of December 31, 2024, our Group Executive Committee members were Aengus Kelly, Peter Anderson and Peter Juhas. During the year ended December 31, 2024, we paid an aggregate of approximately $11.9 million in base salary, bonuses and benefits as compensation to our Group Executive Committee members, including approximately $0.4 million as part of their retirement and pension plans.
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
The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon the recommendation of the Nomination and Compensation Committee) based on the Company’s performance relative to the U.S. GAAP EPS budget for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company’s U.S. GAAP EPS budget and target bonus levels are typically determined before the beginning of the relevant year. The annual bonus amounts and the annual stock bonuses are paid or granted, as the case may be, in arrears. As a matter of policy, actual bonus amounts will be below target level in years that the EPS target is not met, unless specific circumstances require otherwise, which circumstances, if any, will be disclosed in this annual report. The annual stock bonuses vest after three to five years or, if earlier, at the end of the officer’s employment term.
Our long-term equity incentive program is designed to retain our most talented and successful officers and to incentivize continued superior performance, in accordance with the Company’s long-term objectives, for the benefit of our shareholders and other stakeholders. The majority of the long-term equity awards have vesting periods ranging between three and five years, and the vesting of 66.67% of each award is conditional upon the achievement of the Company’s U.S. GAAP EPS budget over the multi-year vesting period, as determined by the Board of Directors (33.33% of each award is subject to time-based vesting). The awards will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining performance-based shares being forfeited. None of the performance-based shares will vest if 84.5% or less of the EPS target is met, which indicates the stringency of the program. A portion of the performance-based shares will vest, as specified in the award agreements, if between 84.5% and 100% of the EPS target is met, and all performance-based shares will vest if the EPS target is met or exceeded. No more than 100% of the performance-based shares will vest, even if the EPS target is exceeded. In the event of a change of control of the Company, the shares will immediately vest. We believe that the design of our long-term equity incentive program promotes and encourages continued superior performance over a prolonged period of time in support of achieving the objectives of long-term value creation. Refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for further details on our equity incentive plans.
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
As of December 31, 2024, we did not have any directors (other than the executive director) who were in charge of day-to-day management.
The Company is also subject to NYSE listing standards that require listed companies to adopt clawback policies that mandate recovery by listed companies of certain incentive-based compensation awarded to current and former executives in the event of an accounting restatement. Refer to Exhibit 97.1—AerCap Holdings N.V. Incentive Compensation Recovery Policy for the clawback policy that is intended to satisfy the NYSE listing requirements, which became effective on October 2, 2023.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
During the year ended December 31, 2024, our non-executive directors received the following number of restricted stock unit awards, each with a grant date of January 1, 2024: Mr. Dacier (Chairman), 3,719; Mr. Lawrence, 2,585; Messrs. Branch, Gradon and Walsh, 2,213; Mses. Cartwright, Forst, VanBelle and Mr. Warden, 1,469.
The table below indicates the equity awards the Company granted to our Group Executive Committee members and their equity awards that vested in 2024:

	2024 Granted		2024 Vested
Aengus Kelly	24,681	(a)	75,582	(b)
Peter Anderson	279,069	(c)	—
Peter Juhas	—		14,757	(d)

(a)Grant of 24,681 shares of restricted stock.
(b)75,582 shares of restricted stock withheld to pay taxes on conversion of restricted stock units to restricted stock.
(c)Grant of 279,069 shares of restricted stock.
(d)14,757 shares of restricted stock withheld to pay taxes on conversion of restricted stock units to restricted stock.

The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2024 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock or restricted stock units, as specified in the paragraph below regarding share ownership:

	2025	2026	2027	2028	2029
Aengus Kelly	2,053,996	1,402,407	—	—	—
Peter Anderson	313,953	—	—	—	279,069
Peter Juhas	151,625	121,298	—	—	—
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
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Three of our non-executive directors (out of a total of nine) have served in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2024, was 9.4 years.
The directors are appointed by the general meeting of the shareholders. Our directors may be appointed by the vote of a majority of votes cast at a general meeting of shareholders, provided that our Board of Directors has proposed the appointment. Without a Board of Directors proposal, directors may also be appointed by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.
Shareholders may remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders, provided that our Board of Directors has proposed the removal. Our shareholders may also remove or suspend a director, without there being a proposal by the Board of Directors, by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital. We do not have service contracts with our non-executive directors providing for benefits upon termination of employment.
Under our articles of association, the rules for the Board of Directors and the board committees, and Dutch corporate law, the members of the Board of Directors are collectively responsible for the management, general and financial affairs, policy, and strategy of our company.
The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our articles of association and our internal rules for the Board of Directors. The employment contract of our executive director includes a severance clause with a pre-agreed severance amount to be paid in certain circumstances. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the non-executive directors are guided by the interests of the Company and shall, within the boundaries set by relevant Dutch law, take into account the relevant interests of our shareholders and other stakeholders in AerCap. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.
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
In 2024, the Board of Directors met on 12 occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed topics including: capital allocation strategies; share repurchases and the adoption of our dividend policy; the impact of the Ukraine Conflict, including related insurance claims and insurance policy litigation; AerCap’s annual reports and annual accounts for the financial year 2023; topics for the AGM 2024; secured and unsecured financing transactions and AerCap’s liquidity position; AerCap’s hedging policies; the utilization and optimization of AerCap’s portfolio of aircraft; global and regional macroeconomic, monetary, political and geopolitical developments, including the impact of hostilities in the Middle East and tensions and potential conflict between China, the United States and Europe; key AerCap customer developments and restructuring events; the competitive landscape; aircraft valuations; AerCap’s backlog of new technology orders with aircraft and engine manufacturers; AerCap’s shareholder value; key AerCap shareholder developments; AerCap’s corporate and tax structure; BEPS 2.0 and Pillar Two tax rules; cybersecurity; reports from the various Board committees; budgeting and financial planning; ESG-related topics; remuneration and compensation; directors’ and officers’ succession planning; regulatory compliance; culture and values; sustainability and community; governance, risk management and control; and an assessment of the Board’s own functioning.
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
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2024, the members of our Group Executive Committee were Aengus Kelly, Peter Anderson and Peter Juhas. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.

Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2024, the members of our Group Portfolio and Investment Committee were Peter Juhas (Chair), Rita Forst, Aengus Kelly, Bart Ligthart and Robert (Bob) Warden.
Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2024, the members of our Group Treasury and Accounting Committee were Peter Juhas (Chair), Brian Canniffe, Paul T. Dacier, Aengus Kelly and Robert (Bob) Warden.
Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, oversight of risks from cybersecurity threats, the performance, qualifications and independence of our external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2024, the members of our Audit Committee were James (Jim) Lawrence (Chair), Julian (Brad) Branch, Richard (Michael) Gradon, and Michael Walsh.
In 2024, the Audit Committee met on six occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, our internal auditors and our external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included: the annual and quarterly financial statements and disclosures; internal auditors’ reports; external auditors’ reports; external auditors’ independence and rotation; activities and results in respect of our continued compliance with the Sarbanes-Oxley Act; the external auditors’ audit plan for 2024; approval of other services rendered by the external auditors; the internal auditors’ audit plan for 2025; ESG-related topics; the impact of the Ukraine Conflict, including related insurance claims and insurance policy litigation; the Company’s compliance, risk management, integrity and fraud policies; information systems and cybersecurity; the impact of regulatory and reporting developments; the expenses incurred by the Company’s most senior officers in carrying out their duties; the Company’s Corporate and tax structures; the Company’s tax planning policies; BEPS 2.0 and Pillar Two tax rules; the Company’s dividend policy; insurance matters; key transformation projects; the functioning of the Audit Committee; the Audit Committee charter; and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditors and with the internal auditors without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to four non-executive directors appointed by the Board of Directors. As of December 31, 2024, the members of our Nomination and Compensation Committee were Paul T. Dacier (Chair), Stacey Cartwright, Jennifer VanBelle, Michael Walsh and Robert (Bob) Warden.
In 2024, the Nomination and Compensation Committee met on three occasions. At these meetings it discussed and approved succession planning and compensation related occurrences, impact of regulatory and reporting developments, and developments within the framework of the Board and Committee Rules and our remuneration policy.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.

ESG Committee
Our ESG Committee assists the Board of Directors in defining and reviewing the Company’s strategy relating to ESG and developing and maintaining the policies, programs, targets and initiatives in this area. This approach is designed to provide dedicated oversight of ESG-related issues, risks and opportunities at the highest level. The ESG Committee comprises three board-level independent directors and three members of the AerCap senior leadership team. As of December 31, 2024, the members of our ESG Committee were Stacey Cartwright (Chair), Julian (Brad) Branch, Rita Forst, Peter Juhas, Joseph McGinley and Tom Slattery.
In 2024, the ESG Committee met on four occasions. At these meetings it discussed and reviewed our approach to ESG- related topics and other values that we believe contribute to a culture focused on long-term value creation, the ongoing deployment of the Company’s ESG strategy, external reporting and compliance matters, engagement with staff and stakeholders, AerCap’s role in sustainability initiatives, industry engagement and initiatives, regulatory developments, and community and social involvement by the Company.

Share ownership
The following table presents beneficial ownership of our shares (including shares underlying equity awards granted under our equity incentive plans) which were held by our directors and Group Executive Committee members as of December 31, 2024. Refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for further details on our equity incentive plans.

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Fully diluted ownership percentage (c)
Directors:
Paul T. Dacier (Chairman)	11,675	—	32,638	*
Aengus Kelly (d)	1,784,091	3,456,403	—	2.8%
Julian (Brad) Branch	22,466	—	24,945	*
Stacey Cartwright	5,602	—	23,282	*
Rita Forst	9,602	—	23,282	*
Richard (Michael) Gradon	—	—	24,945	*
James (Jim) Lawrence	10,400	—	28,784	*
Jennifer VanBelle	—	—	21,469	*
Michael Walsh	16,467	—	27,520	*
Robert (Bob) Warden	27,180	—	23,282	*
Total Directors	1,887,483	3,456,403	230,147
Group Executive Committee (GEC) Members:
Peter Anderson	38,296	593,022	—	*
Peter Juhas	96,204	272,923	—	*
Total Directors and GEC Members	2,021,983	4,322,348	230,147

*Less than 1.0%.
(a)As of December 31, 2024, the outstanding restricted stock and restricted stock units are expected to vest as follows:

Vesting year	2025	2026	2027	2028	2029	Total
	(in shares)
Restricted stock and Restricted stock units	2,549,985	1,723,441	—	—	279,069	4,552,495
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
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aviation leasing business at each of our principal geographic locations as of December 31, 2024, 2023 and 2022:

	As of December 31,
Location	2024	2023	2022
Ireland	472	468	431
United States	134	121	120
Singapore	59	59	57
Other (a)	34	31	33
Total (b)	699	679	641

(a)Includes employees located in the United Kingdom, the United Arab Emirates, China, the Netherlands, Belgium and Italy.
(b)Includes one part-time employee as of December 31, 2024, 2023 and 2022.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.
Item 7.    Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our issued and outstanding ordinary shares as of December 31, 2024, based on available public filings, include: Eagle Capital Management, LLC (NY) at 6.4% (11,871,718 shares) and BlackRock, Inc. at 5.8% (10,859,931 shares).
We do not register the jurisdiction of all record holders, as this information is not always available. Specifically, the number of record holders in the United States, or in many regions outside the United States, is not known to the Company and cannot be ascertained from public filings. All of our ordinary shares have the same voting rights.
Related party transactions
Refer to Note 10—Associated companies, Note 29—Variable interest entities and Note 30—Related party transactions to our Consolidated Financial Statements included in this annual report for further details of transactions and loans between the Company and its related parties.
Item 8.    Financial Information
Consolidated statements and other financial information
Please refer to pages F-1 through F-64 of this annual report.
Significant changes
Please refer to Note 33—Subsequent events to our Consolidated Financial Statements included in this annual report for a discussion of significant changes.
Item 9.    The Offer and Listing
Offer and listing details
Not applicable.
Markets
AerCap’s ordinary shares are traded on the NYSE under the ticker symbol AER.

Item 10.    Additional Information
Memorandum and articles of association
Set forth below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (“Boek 2 van het Burgerlijk Wetboek”), which governs the rights of holders of our ordinary shares. Please refer to “Item 6. Directors, Senior Management and Employees” for a discussion of Netherlands laws and our internal rules concerning directors’ power to vote on proposals in which they are materially interested. For a description of our objects and purposes, please refer to Article 2 of our articles of association, a copy of which is filed as an exhibit to this annual report.
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
At the AGM held in 2024, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares up to ten percent of the Company’s issued share capital.

Preemptive rights
Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2024, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorization described above in the paragraph “Issuance of ordinary shares,” which authorization is valid for a period of 18 months.
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
At the AGM held in 2024, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2024, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2024, we cancelled 11 million ordinary shares that were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.

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
The AGM was held on April 17, 2024. The AGM adopted the 2023 annual accounts and voted in favor of all other items which required a vote.
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

Risk management and internal controls
We have developed policies and procedures for all areas of our operations, both financial and non-financial, that constitute a broad system of internal control. This system of internal control has been developed through a risk-based approach and enhanced with a view to achieving and maintaining full compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Our system of internal control is embedded in our standard business practices and is validated through audits performed by our internal auditors and through management testing of Sarbanes-Oxley Act controls, which is performed with the assistance of external advisors. In addition, senior management personnel and finance managers of our main operating subsidiaries annually sign a detailed letter of representation with regard to financial reporting, internal controls and ethical principles. Employees working in our finance or accounting functions are subject to a separate Finance Code of Ethics.
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
•corporate shareholders that are not resident in Ireland for the purposes of tax, which are under the direct or indirect control of persons who are resident for the purposes of tax in a Relevant Territory and are not under the ultimate control of persons not resident in a Relevant Territory; or
•corporate shareholders, that are not resident for tax purposes in Ireland, the principal class of shares of which (or of its 75% parent or where wholly owned by two or more companies, each such company) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance (which includes the NYSE), and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding “U.S. resident shareholders”), the Exempt Non-Resident Shareholder has provided a relevant DWT declaration, as prescribed by the Irish Revenue Commissioners, to his or her broker before the record date for the dividend, and the relevant information is further transmitted to the Company (in the case of shares held through the Depository Trust Company (“DTC”)) or to our transfer agent (in the case of shares held outside of the DTC).
U.S.. resident shareholders
A simplified DWT exemption procedure exists for U.S. resident shareholders who hold their shares in the Company through the DTC, pursuant to a confirmation obtained from the Irish Revenue Commissioners. The simplified procedure provides that such shareholders are not required to complete the Irish Revenue Commissioners’ DWT declaration form but can still avail of the exemption from DWT provided the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers. In order for this simplified procedure to apply, the dividends must be paid via a “qualifying intermediary” as discussed further below. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029.
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

Distributions to a qualifying intermediary
A distribution made by the Company to a “qualifying intermediary” (for example a bank or stockbroking firm) approved by the Irish Revenue Commissioners is exempt from DWT if the ultimate beneficial owner is an Exempt Non-Resident Shareholder. In such instances, the qualifying intermediary is required to identify the person who is beneficially entitled to the distribution and to ensure that the prescribed declarations are in place in advance of the dividend payment, or in the case of U.S. residents that hold our shares (or other relevant securities) through the DTC, that the address of the beneficial owner of the shares (or other securities) is in the United States. The Company must apply DWT to a distribution unless it has been notified by the qualifying intermediary that the distribution to be received by the qualifying intermediary is for the benefit of an Exempt Non-Resident Shareholder.
The Company has put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” such that any dividends paid by the Company will be paid via a qualifying intermediary.
Other non-resident persons
Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT. If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.
Irish resident shareholders
Irish tax resident or ordinarily resident individual shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company (with some limited exemptions). Irish tax resident individual shareholders will be allowed a tax credit for the amount of Irish DWT suffered on the dividend against their Irish income tax charge on the dividend income. Irish tax resident corporate shareholders will generally be entitled to claim an exemption from DWT.
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
Irish tax resident or ordinarily resident individual shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.
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
Irish resident shareholders
Irish tax resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (“PRSI”) and the Universal Social Charge (“USC”) on the gross amount of any dividends received from the Company, with a credit allowed for any DWT suffered on the dividend. Such shareholders should consult their own tax advisor. Irish tax resident corporate shareholders should generally not be subject to Irish corporation tax on dividends from the Company.
Irish stamp duty
Irish stamp duty will generally not be payable on transactions for cash in the Company’s shares, unless the transfer of the shares is related to either immovable property situated in Ireland or any interest in such property or to shares or marketable securities of an Irish incorporated company. In such cases, 1% stamp duty charge will arise for the acquirer based on the transfer consideration for the shares.

Irish tax on chargeable gains
Non-residents of Ireland
A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade carried on by such shareholder through a branch or agency in Ireland.
Irish resident individuals/companies
A disposal of our shares by an Irish tax resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. Any such gain or loss must be calculated in euro. The rate of capital gains tax in Ireland is currently 33%. Depending on the individual circumstances, unutilized capital losses from other sources may be available to reduce gains realized on the disposal of our shares provided the losses are not restricted or ringfenced.
A holder of our shares who is an Irish tax resident individual and becomes temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.
Irish capital acquisitions tax
On a gift or inheritance of our shares, Irish capital acquisitions tax (“CAT”) will arise where either the disponer and/or the recipient is tax resident or ordinary resident in Ireland. Special rules with regard to residence apply where an individual is not domiciled in Ireland. Where both the disponer and the recipient are not Irish tax resident or ordinary resident, Irish CAT may still arise on a gift or inheritance of shares in the Company, if they are deemed to be situated in Ireland at the time. The current rate of Irish CAT for gifts and inheritances is 33% and there are various thresholds which apply before CAT becomes applicable.
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
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2024. Although there can be no assurance, we do not expect to be classified as a PFIC for 2025 or subsequent years. This expectation is based on our current operations and current law. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for royalty or rental income derived in the active conduct of a trade or business and not derived from a related person.

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
As AerCap Holdings N.V. is Dutch incorporated (albeit Irish tax resident), a distribution (including dividend payments) by us to a holder of shares resident, or deemed resident, in the Netherlands (“Dutch resident holders”) is generally subject to Dutch dividend withholding tax at a rate of 15%. Dutch resident holders are individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes. The withholding mechanism requires us to deduct from the dividend an amount of withholding tax to be paid to the Dutch tax authorities. The withholding tax is therefore effectively carried by the recipient of a dividend and not by us. Where it can be shown that an individual, corporate or other investor is not resident or not deemed resident in the Netherlands, we do not expect to have an obligation to deduct Dutch dividend withholding tax by virtue of the provisions of the Ireland / Netherlands double tax treaty. Where a dividend payment is being made by us to the holders of shares, a form of declaration will be requested from the recipient to document their entitlement to an exemption from dividend withholding tax applying to the dividend. This requirement will be communicated to the shareholders via the Qualifying Intermediary. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders. Dutch resident holders may be eligible to credit Dutch dividend withholding tax against their income tax or corporate income tax liability.
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
Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies as a “participation” for the purposes of the Dutch Corporate Income Tax Act 1969. A participation generally exists in case of a shareholding of at least 5% of the company’s paid-up share capital. Finally, this paragraph does not describe the tax considerations for holders of ordinary shares if the holder qualifies as a pension fund as referred to in article 10(3)(b) of the Ireland/Netherlands double tax treaty.
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

Dividends
Dividends may in principle only be paid out to the extent there are distributable reserves. In accordance with the articles of association and Book 2 of the Dutch Civil Code, we may only declare dividends insofar as our shareholders’ equity exceeds the amount of the paid-up and called portion of the issued share capital plus the reserves that must be maintained in accordance with the provisions of the laws of the Netherlands (i.e., legal reserves) or our articles of association (i.e., statutory reserves). Our Board of Directors determines whether and how much of the profits it will reserve. Any remaining profits shall be distributed to the shareholders pro rata to the number of shares held by each shareholder.
All calculations to determine the amounts available for dividends will be based on our Parent Company Financial Statements under Dutch GAAP, which are different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our Parent Company Financial Statements are prepared in accordance with the statutory provisions of Part 9, Book 2, of the Dutch Civil Code and the firm pronouncements in the Dutch Accounting Standards for annual reporting in the Netherlands as issued by the Dutch Accounting Standards Board and are deposited with the Commercial Register of the Dutch Trade Register. Our Total Equity as of December 31, 2023, as set forth in our Parent Company Financial Statements, was over $14.4 billion. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.
In May 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares in an aggregate annual amount of approximately $200 million, or approximately $50 million per quarter, subject to quarterly approval by our Board of Directors.
Our Board of Directors declared an inaugural quarterly cash dividend of $0.25 per share, which was paid on June 13, 2024, to shareholders of record as of the close of business on May 22, 2024. In July 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on September 5, 2024, to shareholders of record as of the close of business on August 14, 2024. In October 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on December 5, 2024, to shareholders of record as of the close of business on November 13, 2024.
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of April 3, 2025, to shareholders of record as of the close of business on March 12, 2025.
We expect to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance, distributable reserves and cash flows.
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
The principal amount of our outstanding floating rate debt was $11.0 billion, or 24% of the total principal amount of our outstanding indebtedness as of December 31, 2024. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $32 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest-earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2024. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2025	2026	2027	2028	2029	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$1,241.7	$603.5	$531.8	$455.8	$198.3	$—	$37.2
Weighted average strike rate	2.7%	3.4%	3.3%	3.3%	3.3%	—

	2025	2026	2027	2028	2029	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$5,088.3	$4,217.5	$3,301.3	$1,020.8	$—	$—	$25.6
Weighted average pay rate	3.7%	3.9%	3.9%	4.1%	—	—

	2025	2026	2027	2028	2029	Thereafter	Fair value
	(U.S. Dollars in millions)
Other financial derivatives
Average notional amounts	$25.0	$—	$—	$—	$—	$—	$3.5
Weighted average pay rate	4.1%	—	—	—	—	—

The variable benchmark interest rates associated with these instruments are Term SOFR and U.S. Treasuries.
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
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. Rates of inflation have decreased in a number of these countries during the year ended December 31, 2024. However, recent political developments, including the change in the U.S. presidential administration, could result in the introduction of tariffs or other policies which could be inflationary. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.
Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, have evaluated, as of December 31, 2024, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.
Attestation report of the registered public accounting firm
KPMG, the independent registered public accounting firm that audited our 2024 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2024 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2024 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.
Item 16A.    Audit Committee Financial Expert
Our Board of Directors has determined that Julian (Brad) Branch and James (Jim) Lawrence are “audit committee financial experts,” as that term is defined by SEC rules. All members of the Audit Committee are “independent,” as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Ethics
Our Board of Directors has adopted our Code of Conduct, a code that applies to the members of our Board of Directors, including its Chairman, our officers and employees. This code is publicly available on our website at www.aercap.com.
Item 16C.    Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(U.S. Dollars in thousands)
Audit fees	$8,344	$8,173
Tax fees	1,475	1,658
All other fees	6	—
Total	$9,825	$9,831
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
All Other Fees
All other fees primarily relate to advisory projects.
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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2024:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced programs	Maximum dollar value of ordinary shares that may yet be purchased under the programs (U.S. Dollars in millions) (a)
January 2024	1,317,219	$75.16	1,317,219	$183.3
February 2024	1,709,291	77.52	1,709,291	550.9
March 2024	1,284,967	81.18	1,284,967	446.6
April 2024	1,180,550	83.79	1,180,550	347.7
May 2024	73,301	89.88	73,301	841.1
June 2024	2,633,547	90.81	2,633,547	601.9
July 2024	194,112	92.50	194,112	584.0
August 2024	3,592,828	90.60	3,592,828	258.5
September 2024	1,669,322	91.77	1,669,322	605.4
October 2024	289,984	93.81	289,984	578.2
November 2024	1,455,062	94.94	1,455,062	440.0
December 2024	1,385,512	94.73	1,385,512	308.8
Total	16,785,695	$87.80	16,785,695	$308.8

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
Item 16I.     Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.     Insider Trading Policies
Our Board of Directors has adopted insider trading policies which govern the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to AerCap. Copies of the insider trading policies are filed herewith as Exhibit 11.1 and Exhibit 11.2.

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
•System assessment. Our specialist cybersecurity team, in conjunction with external technical specialists and our Security Operation Center, apply risk assessment, management and mitigation tools, technologies and processes aligned to the U.S. National Institute of Standards and Technology’s Cybersecurity Framework (“NIST-CSF”). We regularly evaluate our information technology assets, data, systems, and architectures to identify, assess and remediate areas of vulnerability. These evaluations include performing proactive penetration and vulnerability testing and regular maturity assessments against the NIST-CSF security domains. Observations noted are considered as part of our risk assessment procedures.
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
The processes outlined above have been integrated into our overall risk management strategy through the ongoing maintenance of an IT risk register (which includes cybersecurity risks), that is reviewed quarterly by our Chief Information Officer (“CIO”), who also acts as our Chief Information Security Officer (“CISO”). The CIO also reviews our cybersecurity policies, including our IT Security and Cybercrime Policy and our code of conduct on the use of our information technology infrastructure, and our Business Continuity Policy, on an annual basis.
As stated above, we seek the support of external technical specialists in connection with the assessment of our information systems and cybersecurity threat management processes in line with the NIST-CSF. External technical specialists are engaged to carry out an annual NIST-CSF-based assessment of these systems and processes.

Despite the process outlined here, we may experience cybersecurity incidents from time to time. For example, the Company experienced a cybersecurity incident related to ransomware in January 2024. Please refer to “Item 3. Key Information—Risk Factors—Risks related to information technology—A cybersecurity incident, including a ransomware attack, could lead to a material disruption of our information systems or the information systems of our third-party providers, the loss of business information or losses attributable to fraud, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs,” for further detail on the incident.
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
The Board has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board has mandated the Board Audit Committee to manage this responsibility in the first instance, on behalf of the Board. Two Board members (who are also Audit Committee members) have completed the Cybersecurity Accountability and the Corporate Board course at Carnegie Mellon University.
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
Our CIO is responsible for assessing and managing material risks from cybersecurity threats. Our current CIO has served in this position for over nine years and has significant experience in managing complex system implementations on a global scale, transforming IT functions and running high quality teams. His experience extends to working within large multinational companies including IBM, Volkswagen, National Grid and E.ON.
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

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Please refer to pages F-1 through F-64 of this annual report.
Item 19.    Exhibits
We have filed the following documents as exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Articles of Association, as amended on November 1, 2021

2.1
Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.2
Deed of Amendment, dated as of April 9, 2014, relating to the Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.3
Eighth Amended and Restated Credit Agreement, dated as of July 1, 2024, among the Service Providers and Financial Institutions named therein, Bank of America, N.A., Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited

2.4
Fourth Amended and Restated Revolving Credit Agreement, dated as of February 15, 2023, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2022 and incorporated herein by reference)

2.5
Amendment No. 1 to Fourth Amended and Restated Revolving Credit Agreement, dated as of August 23, 2024, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent

2.6
First Amended and Restated Revolving Credit Agreement, dated as of August 23, 2024, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto, the lending institutions party thereto and Citibank, N.A, as administrative agent

2.7
Term Loan Credit Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing DAC, as borrower, AerCap Holdings N.V., AerCap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.8
Amendment No. 1 to Term Loan Credit Agreement, dated as of May 14, 2024, among Setanta Aircraft Leasing DAC, as borrower, AerCap Holdings N.V., AerCap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

Exhibit Number	Description of Exhibit
2.9
Term Loan Security Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing Designated Activity Company, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, and the additional grantors referred to therein as grantors, and Citibank, N.A., as collateral agent) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.10
Unsecured Term Loan Agreement, dated as of May 2, 2024, among the Original Lenders party thereto, Wilmington Trust (London) Limited, as the Facility Agent, and Terapon Funding Designated Activity Company

2.11
Amendment No. 1 to Unsecured Term Loan Agreement, dated as of November 29, 2024, among Wilmington Trust (London) Limited, as the Facility Agent, Terapon Funding Designated Activity Company, AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust

2.12
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.13
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.14
Tenth Supplemental Indenture, dated as of January 26, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 26, 2017 and incorporated herein by reference)

2.15
Twelfth Supplemental Indenture, dated as of July 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 21, 2017 and incorporated herein by reference)

2.16
Fifteenth Supplemental Indenture, dated as of January 23, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 23, 2018 and incorporated herein by reference)

2.17
Seventeenth Supplemental Indenture, dated as of August 21, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on August 21, 2018 and incorporated herein by reference)

2.18
Twentieth Supplemental Indenture, dated as of April 3, 2019, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on April 4, 2019 and incorporated herein by reference)

2.19
Twenty-Second Supplemental Indenture, dated as of June 8, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on June 8, 2020 and incorporated herein by reference)

2.20
Twenty-Fifth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.21
Twenty-Sixth Supplemental Indenture, dated as of January 13, 2021, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 13, 2021 and incorporated herein by reference)

2.22
Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.23
First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.24
Third Supplemental Indenture relating to the 1.899% Senior Notes due 2025, dated as of November 1, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 1, 2021 and incorporated herein by reference)

2.25
Fourth Supplemental Indenture relating to the 5.750% Senior Notes due 2028, dated as of June 6, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on June 6, 2023 and incorporated herein by reference)

2.26
Fifth Supplemental Indenture relating to the 6.100% Senior Notes due 2027 and the 6.150% Senior Notes due 2030, dated as of September 25, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on September 25, 2023 and incorporated herein by reference)

2.27
Sixth Supplemental Indenture relating to the 6.450% Senior Notes due 2027, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 22, 2023 and incorporated herein by reference)

2.28
Seventh Supplemental Indenture relating to the 5.100% Senior Notes due 2029 and the 5.300% Senior Notes due 2034, dated as of January 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on January 11, 2024 and incorporated herein by reference)

2.29
Eighth Supplemental Indenture relating to the Fixed-Rate Reset Junior Subordinated Notes due 2055, dated as of July 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on July 11, 2024 and incorporated herein by reference)

2.30
Ninth Supplemental Indenture relating to the 4.625% Senior Notes due 2029 and the 4.950% Senior Notes due 2034, dated as of September 10, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on September 10, 2024 and incorporated herein by reference)

2.31
Tenth Supplemental Indenture relating to the 4.875% Senior Notes due 2028 and the 5.375% Senior Notes due 2031, dated as of January 13, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on January 13, 2025 and incorporated herein by reference)

2.32
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.33
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.34
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.35
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.36	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.37	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.38	The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.39	Description of Certain Registrant Securities

4.1
AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement) (filed as an exhibit to our Registration Statement on Form F-1, File No. 333-138381 and incorporated herein by reference)

4.2	AerCap Holdings N.V. 2012 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-180323 and incorporated herein by reference)

4.3	AerCap Holdings N.V. 2014 Equity Incentive Plan (filed as an exhibit to our Registration Statement on Form S-8, File No. 333-194638 and incorporated herein by reference)

4.4
Registration Rights Agreement, dated as of June 9, 2015, between AerCap Global Aviation Trust, American International Group, Inc. and the Guarantors party thereto (filed as an exhibit to our Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

4.5
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

8.1	List of Subsidiaries of AerCap Holdings N.V.

11.1	AerCap Insider Trading Rules

11.2	Insider Trading Rules (AerCap Business Partners)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG, an independent registered public accounting firm

17.1	Subsidiary Issuers of Registered Guaranteed Securities

97.1	AerCap Holdings N.V. Incentive Compensation Recovery Policy (filed as an exhibit to our Form 20-F for the year ended December 31, 2023 and incorporated herein by reference)

101	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Consolidated Balance Sheets as of December 31, 2024 and 2023

(2) Consolidated Income Statements for the Years Ended December 31, 2024, 2023 and 2022

(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

(5) Consolidated Statements of Equity for the Years Ended December 31, 2024, 2023 and 2022

(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: February 26, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
AerCap Holdings N.V.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
As discussed in Note 5 to the consolidated financial statements, the Company had US$58.6 billion of flight equipment held for operating leases, net as of December 31, 2024. As discussed in Note 3 to the consolidated financial statements, when events or changes in circumstances indicate that flight equipment held for operating leases may be impaired, an evaluation is performed. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset group, an impairment loss, measured as the excess of the carrying value of the asset group over its estimated fair value, is recognized. The Company recognized an impairment charge for the year ended December 31, 2024 of $49.8m.
We identified the assessment of impairment of flight equipment held for operating leases as a critical audit matter. It required especially subjective auditor judgement, including involvement of valuation professionals with specialized skills and knowledge, to assess certain significant assumptions in the impairment model. Significant assumptions included the follow-on lease assumptions, residual values of flight equipment held for operating leases, maintenance cash flow forecasts, and the discount rate. Changes in these assumptions could have a significant impact on any impairment charge recognized on flight equipment held for operating leases.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment process, including controls over the development of the significant assumptions.
We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the reasonableness of the follow-on lease assumptions by comparing these to (i) actual lease rates recently contracted by the Company for the leasing of similar flight equipment and (ii) current industry market data. We involved valuation professionals with specialized skills and knowledge who compared the residual values of flight equipment held for operating leases to third party appraiser values and expected sale prices. We compared maintenance cash flows forecasts to external appraiser and original equipment manufacturer data and assessed the reasonableness of aircraft utilization against historical actual usage rates.
We also involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using data of comparable entities and the cost of capital of the Company.

/s/ KPMG
We have served as the Company’s auditor since 2021.
Dublin, Ireland
February 26, 2025

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2024 and 2023

		As of December 31,
	Note	2024	2023
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,209,226	$1,627,181
Restricted cash	4	192,356	198,285
Trade receivables		68,073	73,667
Flight equipment held for operating leases, net	5	58,575,672	57,091,166
Investment in finance leases, net	6	1,208,585	1,254,451
Flight equipment held for sale	7	466,173	296,696
Prepayments on flight equipment	31	3,460,296	3,576,187
Maintenance rights and lease premium, net	8	2,129,993	2,729,962
Other intangibles, net	9	139,666	163,167
Deferred tax assets	16	261,004	275,756
Associated companies	10	1,128,894	971,517
Other assets	11	2,602,038	3,016,524
Total Assets		$71,441,976	$71,274,559
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,774,827	$1,793,058
Accrued maintenance liability	14	3,327,347	2,863,730
Lessee deposit liability		1,092,585	1,018,702
Debt	15	45,294,511	46,483,903
Deferred tax liabilities	16	2,767,874	2,526,120
Commitments and contingencies	31
Total Liabilities		54,257,144	54,685,513
Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of December 31, 2024 and 2023; 204,543,739 and 215,543,739 ordinary shares issued and 186,783,225 and 202,493,168 ordinary shares outstanding (including 5,072,382 and 4,561,249 shares of unvested restricted stock) as of December 31, 2024 and 2023, respectively	18, 28	2,558	2,676
Additional paid-in capital		5,809,276	6,594,556
Treasury shares, at cost (17,760,514 and 13,050,571 ordinary shares as of December 31, 2024 and 2023, respectively)		(1,425,652)	(819,305)
Accumulated other comprehensive income		42,683	8,304
Accumulated retained earnings		12,755,758	10,802,599
Total AerCap Holdings N.V. shareholders’ equity		17,184,623	16,588,830
Non-controlling interest		209	216
Total Equity		17,184,832	16,589,046
Total Liabilities and Equity		$71,441,976	$71,274,559

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$51,170	$80,910
Flight equipment held for operating leases and held for sale		2,856,682	2,919,819
Other assets		86,020	100,045

Accrued maintenance liability		$145,510	$140,310
Debt		1,216,981	1,271,340
Other liabilities		86,203	74,070
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2024, 2023 and 2022

		Year Ended December 31,
	Note	2024	2023	2022
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	21, 24	$6,377,181	$6,248,994	$5,981,812
Maintenance rents and other receipts		626,816	611,326	548,734
Total lease revenue		7,003,997	6,860,320	6,530,546
Net gain on sale of assets		651,142	489,620	228,930
Other income	22	341,505	230,478	254,074
Total Revenues and other income		7,996,644	7,580,418	7,013,550
Expenses
Depreciation and amortization	5, 9	2,580,037	2,480,578	2,389,807
Net (recoveries) charges related to Ukraine Conflict	25	(194,750)	(1,287,972)	2,665,651
Asset impairment	26	49,766	86,855	96,591
Interest expense		1,990,732	1,806,442	1,591,870
Loss (gain) on debt extinguishment	15	13,450	4,097	(2,041)
Leasing expenses		810,358	756,438	823,600
Selling, general and administrative expenses	19, 20, 23	488,916	464,128	399,530
Transaction and integration-related expenses		—	—	33,286
Total Expenses		5,738,509	4,310,566	7,998,294
Gain (loss) on investments at fair value		5,238	2,334	(17,676)
Income (loss) before income taxes and income of investments accounted for under the equity method		2,263,373	3,272,186	(1,002,420)
Income tax (expense) benefit	16	(323,704)	(291,056)	164,097
Equity in net earnings of investments accounted for under the equity method		158,956	166,715	117,165
Net income (loss)		$2,098,625	$3,147,845	$(721,158)
Net loss (income) attributable to non-controlling interest		7	(11,754)	(4,883)
Net income (loss) attributable to AerCap Holdings N.V.		$2,098,632	$3,136,091	$(726,041)

Basic earnings (loss) per share	28	$11.06	$13.99	$(3.02)
Diluted earnings (loss) per share	28	$10.79	$13.78	$(3.02)

Weighted average shares outstanding—basic		189,830,813	224,216,801	240,486,849
Weighted average shares outstanding—diluted		194,489,171	227,656,343	240,486,849

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
	2024	2023	2022
	(U.S. Dollars in thousands)
Net income (loss)	$2,098,625	$3,147,845	$(721,158)
Other comprehensive income (loss):
Net gain (loss) on derivatives (Note 12), net of tax of $(5,420), $14,425 and $(22,686), respectively	32,065	(99,583)	158,800
Actuarial gain (loss) on pension obligations, net of tax of $(332), $48 and $(4,108), respectively	2,314	(339)	28,761
Total other comprehensive income (loss)	34,379	(99,922)	187,561

Comprehensive income (loss)	2,133,004	3,047,923	(533,597)
Comprehensive loss (income) attributable to non-controlling interest	7	(11,754)	(4,883)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$2,133,011	$3,036,169	$(538,480)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
	2024	2023	2022
	(U.S. Dollars in thousands)
Net income (loss)	$2,098,625	$3,147,845	$(721,158)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,580,037	2,480,578	2,389,807
Net (recoveries) charges related to Ukraine Conflict	(194,750)	(1,269,471)	2,922,350
Asset impairment	49,766	86,855	96,591
Amortization of debt issuance costs, debt discount, debt premium and lease premium	223,649	253,003	338,032
Maintenance rights write-off (a)	342,933	328,239	389,852
Maintenance liability release to income	(163,405)	(203,440)	(203,490)
Net gain on sale of assets	(651,142)	(489,620)	(228,930)
Deferred tax expense (benefit)	250,504	280,069	(9,586)
Share-based compensation	111,140	97,058	102,848
Collections of finance leases	367,173	407,204	630,427
(Gain) loss on investments at fair value	(5,238)	(2,334)	17,676
Loss (gain) on debt extinguishment	13,450	4,097	(2,041)
Other	165,357	(7,392)	(161,933)
Changes in operating assets and liabilities:
Trade receivables	5,852	56,442	39,162
Other assets	241,143	(128,459)	113,374
Accounts payable, accrued expenses and other liabilities	1,549	220,761	(542,019)
Net cash provided by operating activities	5,436,643	5,261,435	5,170,962
Purchase of flight equipment	(5,062,507)	(4,662,680)	(3,480,074)
Proceeds from sale or disposal of assets	2,674,974	2,121,507	1,635,777
Prepayments on flight equipment	(1,553,851)	(1,569,706)	(391,498)
Cash proceeds from insurance claim settlements	172,000	1,254,400	—
Net proceeds from (issuances of) loans receivable	72,458	(300,329)	52,682
Other	(27,281)	(26,160)	22,614
Net cash used in investing activities	(3,724,207)	(3,182,968)	(2,160,499)
Issuance of debt	7,641,379	6,550,992	467,996
Repayment of debt	(8,799,950)	(6,568,370)	(4,230,082)
Debt issuance and extinguishment costs paid, net of debt premium received	(106,512)	(85,408)	379
Maintenance payments received	920,932	817,229	779,824
Maintenance payments returned	(248,017)	(201,474)	(245,294)
Security deposits received	344,816	480,950	332,822
Security deposits returned	(224,846)	(256,015)	(245,084)
Redemption of non-controlling interest and dividends paid to non-controlling interest holders	—	(112,034)	(3,957)
Repurchase of shares and tax withholdings on share-based compensation	(1,520,320)	(2,637,589)	(17,419)
Dividends paid on ordinary shares	(139,991)	—	—
Net cash used in financing activities	(2,132,509)	(2,011,719)	(3,160,815)
Net (decrease) increase in cash, cash equivalents and restricted cash	(420,073)	66,748	(150,352)
Effect of exchange rate changes	(3,811)	1,948	(7,631)
Cash, cash equivalents and restricted cash at beginning of period	1,825,466	1,756,770	1,914,753
Cash, cash equivalents and restricted cash at end of period	$1,401,582	$1,825,466	$1,756,770

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
	2024	2023	2022
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,806,214	$1,650,319	$1,565,163
Income taxes paid (refunded), net	34,032	23,219	(567)

(a)Maintenance rights write-off consisted of the following:

End-of-lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	144,726	207,552	$232,622
MR contract maintenance rights write-off offset by maintenance liability release	38,525	17,747	260,245
EOL contract maintenance rights write-off offset by EOL compensation received	159,682	102,940	191,478
EOL and MR contract maintenance rights write-off related to the Ukraine Conflict	—	—	(294,493)
Maintenance rights write-off	$342,933	$328,239	$389,852

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2024, 2023 and 2022
Non-Cash Investing and Financing Activities
Year ended December 31, 2024:
Flight equipment held for operating leases in the amount of $284 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $1.2 billion was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $32 million was settled with buyers upon sale or disposal of assets.
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

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2024, 2023 and 2022

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive (loss) income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2021	250,347,345	$3,024	$8,522,694	$(285,901)	$(79,335)	$8,410,261	$16,570,743	$76,617	$16,647,360
Dividends paid	—	—	—	—	—	—	—	(3,957)	(3,957)
Repurchase of shares	—	—	—	(1,458)	—	—	(1,458)	—	(1,458)
Share-based compensation	—	—	102,848	—	—	—	102,848	—	102,848
Ordinary shares issued, net of tax withholdings	—	—	(39,508)	32,660	—	(9,298)	(16,146)	—	(16,146)
Total comprehensive income (loss)	—	—	—	—	187,561	(726,041)	(538,480)	4,883	(533,597)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
Dividends paid	—	—	—	—	—	—	—	(12,034)	(12,034)
Redemption of non-controlling interest	—	—	(22,953)	—	—	—	(22,953)	(77,047)	(100,000)
Repurchase of shares	—	—	—	(2,618,547)	—	—	(2,618,547)	—	(2,618,547)
Share cancellation	(34,803,606)	(348)	(2,001,587)	2,001,935	—	—	—	—	—
Share-based compensation	—	—	97,058	—	—	—	97,058	—	97,058
Ordinary shares issued, net of tax withholdings	—	—	(63,996)	52,006	—	(8,414)	(20,404)	—	(20,404)
Total comprehensive (loss) income	—	—	—	—	(99,922)	3,136,091	3,036,169	11,754	3,047,923
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046
Repurchase of shares	—	—	—	(1,473,743)	—	—	(1,473,743)	—	(1,473,743)
Dividends declared on ordinary shares	—	—	—	—	—	(145,583)	(145,583)	—	(145,583)
Share cancellation	(11,000,000)	(118)	(802,170)	802,288	—	—	—	—	—
Share-based compensation	—	—	111,140	—	—	—	111,140	—	111,140
Ordinary shares issued, net of tax withholdings	—	—	(94,250)	65,108	—	110	(29,032)	—	(29,032)
Total comprehensive income (loss)	—	—	—	—	34,379	2,098,632	2,133,011	(7)	2,133,004
Balance as of December 31, 2024	204,543,739	$2,558	$5,809,276	$(1,425,652)	$42,683	$12,755,758	$17,184,623	$209	$17,184,832

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing with 2,018 aircraft owned, managed or on order, over 1,000 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $71 billion as of December 31, 2024. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S (“Airbus”) in Toulouse.
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
We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry. After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2023 and 2022, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. Rates of inflation have decreased in a number of these countries during the year ended December 31, 2024. However, recent political developments, including the change in the U.S. presidential administration, could result in tariffs or other new policies which could be inflationary. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. Increased global inflation has contributed to rising interest rates, which may affect our lease revenues, our interest expense, the market value of our interest rate derivatives, and the market value of our flight equipment.
We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated. The Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries has adversely affected and may continue to affect our business and financial condition, results and cash flows. We are pursuing claims in the London Commercial Court with respect to our assets that remain in Russia against the insurers under our C&P Policy and against our reinsurers under our former Russian lessees’ insurance policies. During the year ended December 31, 2024, we recognized net recoveries related to Ukraine Conflict of $195 million, primarily pursuant to settlements with insurers under our C&P Policy. We intend to continue to vigorously pursue all remaining insurance claims. However, the collection, amount and timing of any potential further recoveries under our C&P Policy is uncertain. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict and Note 31—Commitments and Contingencies for further details.
The supply of commercial aircraft is dominated by Airbus and Boeing and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, manufacturing and quality control issues, labor strikes, and any financial instability, at any of these manufacturers may affect our revenues, results of operations, net income and operating cash flows, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us.

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
Investment in finance and sales-type leases, net (“Investment in finance leases, net”)
Finance leases include direct financing leases and sales-type leases. If a lease meets specific criteria under U.S. GAAP, we recognize the lease in investment in finance leases, net in our Consolidated Balance Sheets and de-recognize the asset from flight equipment held for operating lease. For sales-type leases, we recognize the difference between the asset carrying value and the amount recognized in investment in finance leases, net, in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income and net of the allowance for credit losses. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated EOL payments expected at the expiration of the lease. The unearned income is recognized as lease revenue over the lease term, using the interest method to produce a constant yield over the life of the lease.
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
In a purchase-and-leaseback transaction where the seller/lessee effectively retains control of the flight equipment asset, the purchase-and-leaseback is accounted for as a loan financing.
Notes receivable
Notes receivable primarily arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. Notes classified as HFI are recorded at amortized cost.
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
Other tangible fixed assets
Other tangible fixed assets are recorded at historical acquisition cost and depreciated at various rates over each asset’s estimated useful life on a straight-line basis. Depreciation expense on other tangible fixed assets is recorded in depreciation and amortization in our Consolidated Income Statements.
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
We estimate the expected risk of loss of our Financing Receivables over the remaining life using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions of our Financing Receivables and similarly risk-rated counterparties over the contractual term. The net exposure (for Financing Receivables supported by aircraft collateral) is estimated based on the exposure, net of the estimated aircraft value in the instance of investment in finance leases, net, and other cash collateral, including security deposits and maintenance-related deposits, over the contractual term. For other Financing Receivables where we have reasonable and supportable forecasts of future conditions, we estimate the net exposure as the difference between the exposure and the present value of expected cash flows. We also estimate the expected risk of loss on the unguaranteed residual value based on the estimated value of the aircraft at the expiry of the finance lease.
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
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment (“Commercial Flight Equipment Segment”). The Company manages the business activities on a consolidated basis and the Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses net income to evaluate the performance of the segment, and the returns generated from segment assets.
The accounting policies of the Commercial Flight Equipment Segment are the same as those described in the summary of significant accounting policies. Revenue, expenses and net income generated from the Commercial Flight Equipment Segment are reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
Topic 848 provides several optional expedients that permit an entity not to apply otherwise applicable U.S. GAAP to contracts or transactions modified or otherwise affected due to reference rate reform, provided the conditions for the respective expedients are met. Before we commenced the transition of these instruments, contracts and leases to reference Secured Overnight Financing Rate (“SOFR” or “Term SOFR”) instead of LIBOR, we applied optional expedients under Topic 848. When we modified those agreements, we applied optional expedients that allowed us to (a) account for the contract modifications as continuations of the existing contracts without further accounting assessment that might otherwise be required and (b) continue cash flow hedging relationships without de-designation when changes are made to hedge documentation, contractual terms of the hedging instrument or forecasted transaction, hedged risk, and effectiveness assessment method.
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
We had certain debt instruments, derivative contracts, and leases that referenced LIBOR. We commenced the transition of our LIBOR-based instruments, contracts and leases to SOFR in October 2022. The transition of our LIBOR-based instruments was completed in October 2023.
Accounting standard adopted during the year ended December 31, 2024
Improvements to Reportable Segmental Disclosures
In November 2023, the FASB issued ASU 2023-07—Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures (“ASU 2023-07”). ASU 2023-07 enhances segmental reporting through expanding the breadth and frequency of segment disclosures. The standard was effective for fiscal years beginning after December 15, 2023 and early adoption was permitted. During the fourth quarter of 2024, we adopted ASU 2023-07. The adoption did not have a material effect on the Company’s consolidated financial statements.
Future application of accounting standards:
Disaggregation of Income Statement Expenses
In November 2024, FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires disaggregated information for specified categories of expenses, including inventory purchases, employee compensation, depreciation, amortization, and depletion, to be presented in certain expense captions on the face of the income statement. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued after the effective date, or retrospectively to all prior periods presented. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $192 million and $198 million as of December 31, 2024 and 2023, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Cash and cash equivalents	$1,209,226	$1,627,181
Restricted cash	192,356	198,285
Total cash, cash equivalents and restricted cash	$1,401,582	$1,825,466
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
Net book value at beginning of period	$57,091,166	$55,220,809
Additions	6,550,861	6,436,690
Depreciation	(2,548,219)	(2,446,751)
Disposals and transfers to held for sale	(2,210,815)	(1,877,175)
Transfers to/from investment in finance leases, net/inventory	(284,463)	(170,900)
Recoveries related to Ukraine Conflict (Note 25)	26,909	15,072
Impairments (Note 26)	(49,766)	(86,579)
Net book value at end of period	$58,575,672	$57,091,166

Accumulated depreciation and impairment as of December 31, 2024 and 2023, respectively:	$(15,398,485)	$(13,789,382)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
6. Investment in finance leases, net
Components of investment in finance leases, net as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023
Future minimum lease payments to be received, net	$1,189,932	$1,156,693
Estimated residual values of leased flight equipment	516,550	597,184
Less: Unearned income	(487,729)	(490,502)
Less: Allowance for credit losses (Note 27)	(10,168)	(8,924)
	$1,208,585	$1,254,451
Investment in finance leases consists of direct financing leases and sales-type leases of flight equipment and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related unearned income.
As of December 31, 2024, the cash flows receivable, including the estimated residual value at lease termination, from finance and sales-type leases were as follows:

Cash flows receivable
2025	$310,042
2026	265,599
2027	207,818
2028	147,522
2029	138,384
Thereafter	637,117
Undiscounted cash flows receivable	$1,706,482
Less: Unearned income	(487,729)
Less: Allowance for credit losses (Note 27)	(10,168)
$1,208,585
During the years ended December 31, 2024, 2023 and 2022, we recognized interest income from investment in finance leases, net of $96 million, $101 million and $130 million, respectively, included in basic lease rents.

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
As of December 31, 2024, flight equipment with a total net book value of $466 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $64 million will be assumed by the buyers of these assets upon consummation of the individual sale transactions.
As of December 31, 2023, flight equipment with a total net book value of $297 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $3 million was assumed by the buyers of these assets upon consummation of the individual sale transactions.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Maintenance rights	$1,669,742	$2,099,513
Lease premium, net	460,251	630,449
	$2,129,993	$2,729,962
Movements in maintenance rights during the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
Maintenance rights at beginning of period	$2,099,513	$2,540,286
EOL and MR contract maintenance rights expense	(144,726)	(207,552)
MR contract maintenance rights write-off due to maintenance liability release	(38,525)	(17,747)
EOL contract maintenance rights write-off due to cash receipt	(159,682)	(102,940)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(86,838)	(112,534)
Maintenance rights at end of period	$1,669,742	$2,099,513

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Maintenance rights and lease premium, net (Continued)

The following tables present details of lease premium assets and related accumulated amortization as of December 31, 2024 and 2023:

	As of December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$907,995	$(447,744)	$460,251

	As of December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,002,293	$(371,844)	$630,449

Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above. The weighted average amortization period remaining for lease premium is 4.8 years.
During the years ended December 31, 2024, 2023 and 2022, we recorded amortization expense for lease premium assets of $161 million, $178 million and $224 million respectively.
As of December 31, 2024, the estimated future amortization expense for lease premium assets was as follows:

Estimated amortization expense
2025	$117,746
2026	103,746
2027	87,586
2028	73,023
2029	37,191
Thereafter	40,959
$460,251
9. Other intangibles, net
Other intangibles consisted of the following as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Customer relationships, net	$134,883	$156,059
Other intangible assets	4,783	7,108
	$139,666	$163,167

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Other intangibles, net (Continued)

The following tables present details of customer relationships and related accumulated amortization as of December 31, 2024 and 2023:

	As of December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(225,117)	$134,883

	As of December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(203,941)	$156,059
During the years ended December 31, 2024, 2023 and 2022, we recorded annual amortization expense for customer relationships of $21 million. The weighted average amortization period remaining for customer relationships is 6.4 years.
As of December 31, 2024, the estimated future amortization expense for customer relationships for the next five years is $21 million per year and $29 million in aggregate for the years thereafter.
10. Associated companies
As of December 31, 2024 and 2023, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of December 31, 2024	As of December 31,
		2024	2023
Shannon Engine Support Ltd (“SES”)	50.0	$958,707	$797,185
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	86,669	91,898
Other	9.5-39.3	83,518	82,434
		$1,128,894	$971,517
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $56 million and $63 million as of December 31, 2024 and 2023, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Loans receivable, net of allowance for credit losses (a)	$595,640	$654,925
Straight-line rents, prepaid expenses and other	592,032	692,521
Notes receivable, net of allowance for credit losses (b)	401,989	663,644
Lease incentives	133,660	152,056
Inventory	90,915	85,668
Derivative assets (Note 12)	81,770	130,614
Investments	76,756	87,055
Operating lease right of use assets, net (Note 17)	45,970	57,009
Other receivables, net	583,306	493,032
	$2,602,038	$3,016,524

(a)As of December 31, 2024, and 2023, we had an allowance for credit losses on loans receivable of $0.5 million and $1 million, respectively. Refer to Note 27—Allowance for credit losses for further details. During the years ended December 31, 2024, 2023 and 2022, we recognized interest income from loans receivable, net of allowance for credit losses of $55 million, $35 million and $26 million, respectively, included in other income.
(b)As of December 31, 2024 and December 31, 2023, we had an allowance for credit losses on notes receivable of $200 million and $24 million, respectively. Refer to Note 27—Allowance for credit losses for further details.

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
As of December 31, 2024, we had interest rate contracts outstanding with underlying variable benchmark interest rates of Term SOFR and U.S. Treasuries.
We completed the transition of our derivative instruments from LIBOR to Term SOFR during the year ended December 31, 2023.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2024, we did not hold any cash collateral. As of December 31, 2023, we held cash collateral of $1 million from various counterparties and the obligation to return this collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of December 31, 2024 or 2023.
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
The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2024 and 2023:

	As of December 31,
	2024		2023
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$852,500	$11,216	$1,150,000	$39,918
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$4,475,000	$70,554	$3,165,000	$90,696
Total derivative assets		$81,770		$130,614

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)

	As of December 31,
	2024		2023
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$1,655,000	$15,440	$3,590,000	$80,840
Total derivative liabilities		$15,440		$80,840

(a)The notional amount is excluded for interest rate contracts which are not yet effective.
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$27,040	$(123,587)	$176,709
Derivative premium and amortization	10,445	9,579	4,777
Income tax effect	(5,420)	14,425	(22,686)
Net gain (loss) on derivatives, net of tax	$32,065	$(99,583)	$158,800
We expect to reclassify approximately $32 million from AOCI as a reduction in interest expense in our Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate contracts	$(34,319)	$(36,721)	$69,336
Reclassification to Consolidated Income Statements:
Reclassification of amounts previously recorded in AOCI	109,373	97,788	17,909
Gain recognized in interest expense	$75,054	$61,067	$87,245

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Deferred revenue	$829,839	$827,525
Accounts payable and accrued expenses	465,665	444,042
Accrued interest	408,106	348,568
Operating lease liabilities (Note 17)	55,777	92,083
Derivative liabilities (Note 12)	15,440	80,840
	$1,774,827	$1,793,058
14. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
Accrued maintenance liability at beginning of period	$2,863,730	$2,503,202
Maintenance payments received	920,932	817,229
Maintenance payments returned	(248,017)	(201,474)
Release to income upon sale	(31,758)	(87,809)
Release to income other than upon sale	(163,405)	(203,440)
Lessor contribution, top ups and other	(14,135)	36,022
Accrued maintenance liability at end of period	$3,327,347	$2,863,730

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of December 31, 2024, the principal amount of our outstanding indebtedness totaled $45.5 billion, which excluded debt issuance costs, debt discounts and debt premium of $243 million, and our undrawn lines of credit were $11.3 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2024, we remained in compliance with the financial covenants across our various debt facilities.
The following table provides a summary of our indebtedness as of December 31, 2024 and 2023:

	As of December 31,
	2024						2023
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC (c) Notes		$29,950,000	$—	$29,950,000	3.94%	2025-2041	$31,215,349
Revolving credit facilities (d)		9,450,000	9,425,000	25,000	6.14%	2027-2028	25,000
Other unsecured debt		4,775,000	—	4,775,000	5.65%	2026-2029	3,055,000
TOTAL UNSECURED		$44,175,000	$9,425,000	$34,750,000			$34,295,349
Secured
Export credit facilities (e)	41	974,269	—	974,269	2.99%	2025-2036	1,034,687
Institutional secured term loans & secured portfolio loans	199	6,381,992	143,472	6,238,520	5.36%	2025-2032	7,667,363
AerFunding Revolving Credit Facility	26	2,250,000	1,239,301	1,010,699	6.18%	2029	1,032,151
Other secured debt (f)	10	798,202	484,551	313,651	5.58%	2026-2041	415,982
Fair value adjustment		—	—	356			993
TOTAL SECURED		$10,404,463	$1,867,324	$8,537,495			$10,151,176
Subordinated
Subordinated notes		2,250,000	—	2,250,000	6.60%	2045-2065	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(242,984)			(212,622)
	276	$56,829,463	$11,292,324	$45,294,511			$46,483,903

(a)The weighted average interest rate for our floating rate debt of $11.0 billion is calculated based on the applicable U.S. dollar SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the ten aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
As of December 31, 2024, all debt was issued or guaranteed by AerCap, with the exception of the AerFunding Revolving Credit Facility and the Glide Funding term loan facility.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2024 were as follows:

Maturities of debt financing (a)
2025	$4,731,760
2026	7,880,415
2027	7,686,412
2028	8,440,915
2029	3,513,562
Thereafter	13,284,075
$45,537,139

(a)For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Contractual obligations.”
During the years ended December 31, 2024, 2023 and 2022, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $63 million, $75 million and $82 million, respectively.
AerCap Trust & AICDC Notes
From time to time, AerCap Trust and AICDC co-issue additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2024:

Maturities of AGAT/AICDC Notes
2025	$3,650,000
2026	5,250,000
2027	4,000,000
2028	5,300,000
2029	2,100,000
Thereafter	9,650,000
$29,950,000
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 1.75% to 6.50%.
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
In January 2024, AerCap Trust and AICDC co-issued $800 million aggregate principal amount of 5.100% Senior Notes due 2029 and $700 million aggregate principal amount of 5.300% Senior Notes due 2034.
In April 2024, AerCap Trust and AICDC completed an exchange offer whereby outstanding privately-placed 6.450% Senior Notes due 2027 that were issued in November 2023 were exchanged for a like principal amount of new 6.450% Senior Notes due 2027, pursuant to an SEC-registered public offering.
In September 2024, AerCap Trust and AICDC co-issued $1.3 billion aggregate principal amount of 4.625% Senior Notes due 2029 and $1.1 billion aggregate principal amount of 4.950% Senior Notes due 2034.
In January 2025, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of 4.875% Senior Notes due 2028 and $750 million aggregate principal amount of 5.375% Senior Notes due 2031.
Revolving credit facilities
In March 2018, AerCap entered into a $950 million unsecured revolving and term loan facility (the “Asia Revolver”) with a maturity of March 2022. In March 2023, AerCap amended the Asia Revolver and extended its maturity to March 2027.
In March 2014, AICDC entered into a $4 billion senior unsecured revolving credit facility (the “Citi Revolver I”). In February 2023, AICDC amended the Citi Revolver I and extended its maturity to February 2027.
In March 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit facility (the “Citi Revolver II” and, together with the “Citi Revolver I,” the “Citi Revolvers”).
In August 2024, AerCap and AICDC amended and restated the Citi Revolver II, including upsizing the facility to $4.5 billion, extending its maturity to December 20, 2028, and updating the financial covenants. The Citi Revolver I was also amended to update the financial covenants, such that those terms of both the Citi Revolver I and the Citi Revolver II remain the same.
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
The revolving credit facilities contain covenants customary for unsecured financings of this type, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders’ equity and a maximum ratio of unencumbered assets to certain financial indebtedness.
The facilities also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Other unsecured debt
In May 2024, we entered into a $1 billion unsecured term loan, with a maturity of May 2028.
In October 2024, we completed our inaugural Sukuk issuance, which consisted of $500 million aggregate principal amount of 4.500% trust certificates due October 2029 (the “Certificates”). The Certificates were issued by AerCap Sukuk Limited, were offered pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, and are listed on the Global Exchange Market of Euronext Dublin.
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

	As of December 31,
	2024				2023
	Collateral (Number of aircraft) (a)	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
Institutional secured term loans
Setanta	36	$1,000,000	6.08%	2028	$2,000,000
Hyperion	21	600,000	6.08%	2027	600,000
Secured portfolio loans
Rhenium	18	815,738	5.98%	2030	867,714
Archerfish	14	557,774	5.73%	2030	—
Cesium	14	493,744	5.32%	2028	587,912
Celtago & Celtago II	23	482,031	4.66%	2025-2027	613,034
Other secured facilities	73	2,289,233	4.71%	2026-2032	2,998,703
	199	$6,238,520			$7,667,363

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
In May 2024, we amended our Setanta term loan. The loan was downsized to $1 billion and repriced. All other terms remain the same.
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
AerFunding Revolving Credit Facility
AerFunding 1 Limited (“AerFunding”) is an SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated VIE formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility which was subsequently upsized and amended. In July 2024, AerFunding amended this facility, extending the revolving period to July 2027, following which there is a 24-month term-out period. The final maturity date of the AerFunding Revolving Credit Facility is July 2029.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2024:

	As of December 31,
	2024			2023
	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
ECAPS Subordinated Notes (a)	$1,000,000	6.39%	2065	$1,000,000
2045 Subordinated Notes	500,000	6.50%	2045	500,000
2055 Subordinated Notes	750,000	6.95%	2055	—
2079 Subordinated Notes	—	—	—	750,000
	$2,250,000			$2,250,000

(a)Enhanced Capital Advantaged Preferred Securities (“ECAPS”).
ECAPS Subordinated Notes
In December 2005, ILFC issued two tranches of subordinated notes in an aggregate principal amount of $1.0 billion. Both the $400 million and $600 million tranches have a floating interest rate, with margins of 1.800% and 1.550% respectively, plus the highest of three-month Term SOFR plus the appropriate credit adjustment spread, ten-year constant maturity U.S. Treasury, and 30-year constant maturity U.S. Treasury.
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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.500% and, beginning in June 2025, will bear interest at three-month Term SOFR plus the appropriate credit adjustment spread plus 4.300%.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
2055 AGAT/AICDC Junior Subordinated Notes
In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2055 (the “AGAT/AICDC Junior Subordinated Notes”). The AGAT/AICDC Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.950% and, from and including March 10, 2030 (the “First Reset Date”), will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 2.720%, to be reset on each subsequent five-year anniversary.
We may defer any interest payments on the AGAT/AICDC Junior Subordinated Notes for up to 20 consecutive semi-annual interest payment periods. During any deferral period, interest will continue to accrue at the then-applicable interest rate on the AGAT/AICDC Junior Subordinated Notes. The AGAT/AICDC Junior Subordinated Notes are fully and unconditionally guaranteed on a junior subordinated basis by AerCap Holdings N.V. and certain of its subsidiaries.
We may, at our option, redeem the AGAT/AICDC Junior Subordinated Notes before their maturity in whole or in part on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date, and on each subsequent interest payment date, at 100% of the principal amount being redeemed plus any accrued and unpaid interest thereon.
The AGAT/AICDC Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of the issuers’ and guarantors’ existing and future equally ranking junior subordinated indebtedness, if any, and are subordinate and junior in right of payment to all of the issuers’ and guarantors’ existing and future senior indebtedness.
2079 Parent Guarantor Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750 million of junior subordinated notes due 2079 (the “Parent Guarantor Junior Subordinated Notes”). The Parent Guarantor Junior Subordinated Notes bore interest at a fixed interest rate of 5.875% up to October 2024. In October 2024, AerCap Holdings N.V. redeemed in full the $750 million aggregate principal amount of its Parent Guarantor Junior Subordinated Notes, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.
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
Income before income taxes and income of investments accounted for under the equity method for 2024 includes income of $2.1 billion relating to Ireland and income of $0.2 billion relating to other jurisdictions. Income before income taxes and income of investments accounted for under the equity method for 2023 includes income of $3.2 billion relating to Ireland and income of $0.1 billion relating to other jurisdictions. Loss before income taxes and income of investments accounted for under the equity method for 2022 includes a loss of $1.1 billion relating to Ireland and income of $0.1 billion relating to other jurisdictions.
The following table presents our income tax expense (benefit) by significant tax jurisdiction for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Deferred tax expense (benefit), excluding the net change in valuation allowance
Ireland	$261,669	$300,646	$25,648
Other	3,691	28,572	(3,118)
	265,360	329,218	22,530
Deferred tax (benefit) expense related to the net change in valuation allowance
Ireland	16,360	957	5,621
Other	(31,216)	(50,106)	(37,737)
	(14,856)	(49,149)	(32,116)
Current tax expense (benefit)
Ireland	41,838	13,147	(159,730)
Other	31,362	(2,160)	5,219
	73,200	10,987	(154,511)
Income tax expense (benefit)	$323,704	$291,056	$(164,097)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following table provides a reconciliation of income tax expense (benefit) at the domestic trading statutory income tax rate of 12.5% in Ireland, where the Company is tax resident, to income tax expense (benefit) for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024			2023			2022
Income tax expense (benefit) at statutory income tax rate of 12.5%	$282,922	12.5%		$409,023	12.5%		$(125,303)	12.5%

Foreign rate differential	14,412	0.6%		6,025	0.2%		13,701	(1.3%)
Pillar Two top-up taxes	42,598	1.9%	(a)	—	—		—	—
Withholding tax borne	22,557	1.0%	(b)	12,716	0.4%		—	—
Entities taxable at a higher Irish rate	(16,321)	(0.7%)	(c)	(1,788)	(0.1%)		(2,862)	0.3%
Other reconciling items	(7,608)	(0.3%)	(d)	3,347	0.1%	(f)	(17,518)	1.7%	(i)
Remeasurement of deferred taxes	—	—		(43,806)	(1.3%)	(g)	—	—
Gains not taxable	—	—		(45,312)	(1.4%)	(h)	—	—
Valuation allowance	(14,856)	(0.7%)	(e)	(49,149)	(1.5%)		(32,115)	3.2%
	40,782	1.8%		(117,967)	(3.6%)		(38,794)	3.9%
Income tax expense (benefit)	$323,704	14.3%		$291,056	8.9%		$(164,097)	16.4%

(a)This amount relates to 2024 top-up taxes arising in respect of Pillar Two in Ireland.
(b)Withholding taxes relate to cross border payments made to group entities that are subject to withholding taxes.
(c)A higher rate of taxation of 25% applies to certain Irish tax resident entities. Some of our entities with a 25% Irish tax rate incurred a loss during the year and therefore their losses have been valued at 25%.
(d)The 2024 other reconciling items include the following tax-effected amounts: non-deductible interest expense of $10 million, unrecognized tax benefit release of $8 million which is discussed further below and other items of $10 million.
(e)See note below table presenting the movements in the valuation allowance for deferred tax assets for further detail.
(f)The 2023 other reconciling items included the following tax-effected amounts: non-deductible expenses of $6 million and other items of $3 million.
(g)The 2023 remeasurement of deferred taxes relates to the reversal of a deferred tax liability for undistributed profits that may now be recovered in a tax-free manner.
(h)The 2023 gains not taxable arises due to tax-exempt gains realized by group companies on the release of intra-group liabilities.
(i)The 2022 other reconciling items included the following tax-effected amounts: non-deductible expenses of $8 million, a benefit relating to a consolidation of group of $22 million, and other items of $4 million.

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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following tables provide details regarding the principal components of our deferred tax assets and liabilities by significant jurisdiction as of December 31, 2024 and 2023:

	As of December 31, 2024
	Ireland	Other	Total
Deferred tax assets
Flight equipment	$7,285	$3,639	$10,924
Other intangibles	—	72,702	72,702
Deferred losses on sale of assets	—	8,137	8,137
Operating loss and tax credit carryforwards	1,713,394	108,108	1,821,502
Other	1,332	16,056	17,388
Total deferred tax assets	1,722,011	208,642	1,930,653
Valuation allowance	(33,601)	(22,355)	(55,956)
Deferred tax assets, net of valuation allowance	$1,688,410	$186,287	$1,874,697

Deferred tax liabilities
Flight equipment	$(4,264,191)	$(86,207)	$(4,350,398)
Other intangibles	(17,458)	—	(17,458)
Other	(6,421)	(7,290)	(13,711)
Total deferred tax liabilities	$(4,288,070)	$(93,497)	$(4,381,567)

Total net deferred tax (liabilities) assets	$(2,599,660)	$92,790	$(2,506,870)

	As of December 31, 2023
	Ireland	Other	Total
Deferred tax assets
Flight equipment	$8,690	$3,991	$12,681
Other intangibles	—	77,344	77,344
Deferred losses on sale of assets	—	11,937	11,937
Operating loss and tax credit carryforwards	1,991,125	94,955	2,086,080
Other	1,756	20,450	22,206
Total deferred tax assets	2,001,571	208,677	2,210,248
Valuation allowance	(17,242)	(53,570)	(70,812)
Deferred tax assets, net of valuation allowance	$1,984,329	$155,107	$2,139,436

Deferred tax liabilities
Flight equipment	$(4,274,880)	$(82,174)	$(4,357,054)
Other intangibles	(20,193)	—	(20,193)
Other	(6,325)	(6,228)	(12,553)
Total deferred tax liabilities	$(4,301,398)	$(88,402)	$(4,389,800)

Total net deferred tax (liabilities) assets	$(2,317,069)	$66,705	$(2,250,364)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The net deferred tax liabilities as of December 31, 2024 of $2.5 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $261 million and as deferred tax liabilities of $2.8 billion.
The net deferred tax liabilities as of December 31, 2023 of $2.3 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $276 million and as deferred tax liabilities of $2.5 billion.
The following table presents the movements in the valuation allowance for deferred tax assets during the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024	2023	2022
Valuation allowance at beginning of period	$70,812	$119,961	$152,077
Increase of allowance included in income tax expense	21,396	2,035	5,810
Decrease of allowance included in income tax expense	(36,252)	(51,184)	(37,926)
Net decrease in valuation allowance	(14,856)	(49,149)	(32,116)
Valuation allowance at end of period	$55,956	$70,812	$119,961
The Company has assessed, on a jurisdictional basis, the realization of its deferred tax assets, including the ability to carry back net operating losses, the existence of taxable temporary differences, the availability of tax-planning strategies and available sources of future taxable income. The Company has concluded that based on cumulative income and future taxable income that it will be able to realize a benefit for its deferred tax assets in certain jurisdictions. In addition, the Company has concluded that a valuation allowance on certain deferred tax assets in Ireland and certain other jurisdictions continues to be appropriate considering income projections and uncertainty with respect to future taxable income.
During the year ended December 31, 2024, the Company released a net valuation allowance of $15 million as an income tax benefit. The Company determined that the positive evidence outweighed the negative evidence in certain tax-paying components of the business, resulting in valuation allowance releases. It is possible that within the next 12 months there may be sufficient positive evidence to release a portion of the remaining valuation allowance. Release of a portion of the remaining valuation allowance would result in a benefit to income tax expense for the period the release is recorded, which could have an impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment, as well as prospective earnings in Ireland and certain foreign entities and jurisdictions.
The income tax benefit included in the net change in valuation allowance primarily relates to a U.S. valuation allowance release. In relation to the U.S. valuation allowance release, $6 million relates to utilizing operating loss carryforwards during the current year that were offset by a valuation allowance at the beginning of the year and $26 million relates to adjustments to the beginning of the year valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the deferred tax asset in future years.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
As of December 31, 2024, 2023 and 2022, we had $0.1 million, $17 million and $32 million, respectively, of unrecognized tax benefits. Of the movement between opening and closing in respect of 2024, $0.01 million relates to the increase in unrecognized tax benefits as a result of tax positions taken in a prior period, $8 million relates to a decrease in unrecognized tax benefits as a result of a position taken in a prior period and $9 million relates to a decrease in the unrecognized tax benefits due to a settlement with a taxing authority. Of the movement between opening and closing in respect of 2023, $0.1 million relates to the increase in unrecognized tax benefits as a result of tax positions taken in the current period, $9 million relates to a decrease in unrecognized tax benefits as a result of a lapse of the applicable statute of limitations and $6 million relates to a decrease in unrecognized tax benefits as a result of tax positions taken in a prior period. Of the movement between opening and closing in respect of 2022, $1 million relates to the increase in unrecognized tax benefits as a result of tax positions taken in a prior period and $6 million relates to a decrease in unrecognized tax benefits as a result of tax positions taken in a prior period.
Substantially all of the unrecognized tax benefits as of December 31, 2024, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our major tax jurisdiction is Ireland, where our tax returns are open for examination from 2020 forward.
Global Tax Reform
In 2019, the OECD announced an initiative to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports (the “Blueprints”) in 2020. In 2021, the European Commission published an EU Directive (the “EU Minimum Tax Directive”) to incorporate the Pillar Two minimum tax rate rules into EU law, which Ireland has enacted into domestic legislation. In Ireland, the EU Minimum Tax Directive has been implemented by means of a new top-up tax to achieve an effective rate of 15% that became effective on January 1, 2024. Further guidance from the OECD and the Irish tax authorities in relation to these rules is expected to be published in the future. It is also possible that the Irish tax authorities will seek to further refine or change the Irish tax rules regarding Pillar Two given that it is a new development in Irish tax law. It is difficult to determine the degree to which any future guidance or changes in law could alter the operation of this tax, and any such developments may have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
Ireland
Since 2006, the enacted Irish trading corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant operating loss carryforwards as of December 31, 2024, which give rise to deferred tax assets. These operating loss carryforwards of $13.7 billion do not expire with time. In addition, the vast majority of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for income tax purposes and to shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish deferred tax assets and we have not recognized a valuation allowance against these assets, with the exception of $19 million, as of December 31, 2024. We also have $15 million of tax credit carryforwards, which do not expire with time, available in Ireland. A valuation allowance has been recognized in full against these tax credit carryforwards.
United States
As of December 31, 2024, we had U.S. federal net operating carryforwards of $388 million, of which $135 million expire between 2028 and 2036 and $253 million are available to offset future federal taxable income indefinitely. Additionally, of the $135 million of net operating loss carryforwards with defined expiration dates, $52 million are subject to annual limitations under Internal Revenue Code Section 382. As of December 31, 2024, we had net operating loss carryforwards for state income tax purposes of $66 million, of which $33 million expire between 2025 and 2044 and $33 million are available to offset future state taxable income indefinitely.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Leases
We lease office space in a number of locations globally under operating lease arrangements, and in limited instances may enter into operating or finance leases for flight equipment. Our leases have remaining lease terms of up to 17 years, and in some cases we have options to extend the lease terms for up to 10 years. Our finance lease arrangements may be terminated prior to their original expiration date at our discretion.
As of December 31, 2024 and 2023, operating lease ROU assets net of lease incentives and lease deficiencies included in other assets were $46 million and $57 million, respectively, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $56 million and $92 million, respectively. As of December 31, 2024 and 2023, finance lease liabilities included in other secured debt were $136 million and $140 million, respectively.
As of December 31, 2024 and 2023, supplemental balance sheet information related to leases was as follows:

	December 31, 2024		December 31, 2023
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease term (years)	5.6	12.7	4.3	13.7
Weighted average discount rate	6.6%	6.5%	4.1%	6.5%
As of December 31, 2024, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2025	$15,717	$12,800
2026	12,127	12,800
2027	12,177	12,800
2028	11,838	12,800
2029	9,840	12,800
Thereafter	12,817	158,704
Total lease payments	$74,516	$222,705
Less: Imputed interest	(18,739)	(86,944)
Present value of lease liabilities	$55,777	$135,761

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Equity
Share repurchase programs
The following table presents our share repurchase programs for the year ended December 31, 2024 and 2023:

Program approval date	Program end date	Authorized amount	Program completion date
March 2023	September 30, 2023	$500,000	March 13, 2023
April 2023	September 30, 2023	500,000	September 14, 2023
July 2023	December 31, 2023	500,000	September 14, 2023
September 2023	December 31, 2023	650,000	November 16, 2023
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	March 8, 2024
February 2024	September 30, 2024	500,000	August 5, 2024
May 2024	December 31, 2024	500,000	November 14, 2024
September 2024	December 31, 2025	500,000	Not yet completed
During the year ended December 31, 2024, we repurchased an aggregate of 16.8 million of our ordinary shares under our share repurchase programs at an average price of $87.80 per ordinary share.
During the year ended December 31, 2023, we repurchased an aggregate of 44.3 million of our ordinary shares under our share repurchase programs at an average price of $59.09 per ordinary share, including the repurchase of 36.4 million of our ordinary shares from GE.
During the year ended December 31, 2024, our Board of Directors cancelled 11.0 million ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
During the year ended December 31, 2023, our Board of Directors cancelled 34.8 million ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
Between January 1, 2025 and February 21, 2025, we repurchased an aggregate of 1.5 million of our ordinary shares under our share repurchase programs at an average price of $94.73 per ordinary share.
In February 2025, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $1 billion of AerCap ordinary shares through December 31, 2025. Refer to Note 33—Subsequent events for further details.
Dividends on ordinary shares
In May 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares in an aggregate annual amount of approximately $200 million, or approximately $50 million per quarter, subject to quarterly approval by our Board of Directors.
Our Board of Directors declared an inaugural quarterly cash dividend of $0.25 per share, which was paid on June 13, 2024, to shareholders of record as of the close of business on May 22, 2024. In July 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on September 5, 2024, to shareholders of record as of the close of business on August 14, 2024. In October 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on December 5, 2024, to shareholders of record as of the close of business on November 13, 2024. We expect to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance, distributable reserves and cash flows.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Equity (Continued)
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of April 3, 2025, to shareholders of record as of the close of business on March 12, 2025.
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
AerCap equity grants
In March 2012, we implemented an equity incentive plan (the “Equity Incentive Plan 2012”) which provides for the grant of equity awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. The maximum number of equity awards available under the plan is equivalent to approximately 8.1 million ordinary shares. The Equity Incentive Plan 2012 is not open for equity awards to our directors.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation (Continued)
The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2024:

	Year Ended December 31, 2024
	Number of service-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of service-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	2,355,437	4,390,269	$55.80	$53.01
Granted (a)	589,300	459,233	85.62	88.41
Vested (b)	(497,003)	(520,350)	66.74	51.65
Forfeited	(27,741)	(44,204)	66.00	68.06
Number at end of period	2,419,993	4,284,948	$60.70	$56.81

(a)Includes 734,651 shares of restricted stock granted under the AerCap Equity Plans, of which 484,778 shares of restricted stock were issued, with the remaining 249,873 ordinary shares being withheld and applied to pay the taxes involved. As part of the 249,873 ordinary shares withheld to pay for taxes, 129,915 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $11 million on the grant dates associated with these ordinary shares.
(b)549,401 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 344,306 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 239,685 shares of restricted stock (184,442 shares of restricted stock net of withholding for taxes) lapsed during the period. 312,500 restricted stock units, which were previously granted under the AerCap Equity Plans, were converted to restricted stock, of which 212,323 shares of restricted stock were issued, with the remaining 100,177 ordinary shares being withheld and applied to pay the taxes involved. As part of the 100,177 ordinary shares withheld to pay for taxes, 98,352 ordinary shares were treated as vested on the conversion dates under specific Irish tax legislation. As a result, we recognized an expense of $4 million on the conversion dates associated with these ordinary shares. In addition, 129,915 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.
In general, the amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company’s shares on the grant date and reflective of the probability of vesting. The share-based compensation expense was $111 million and $97 million, and the related income tax benefit was $19 million and $16 million for the years ended December 31, 2024 and 2023, respectively.
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2025	$73.7
2026	40.8
2027	19.8
2028	8.5
2029	1.8

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Post-retirement benefit plans
We provide separate defined benefit pension plans covering a small number of our employees based on years of service and pensionable pay. These plans are funded through contributions by the Company and invested in trustee administered funds. These plans are now closed to new participants and ceased accruing benefits for existing participants after December 31, 2022. Other assets as of December 31, 2024 and 2023 included assets of $13 million and $10 million, respectively, related to the defined benefit position in respect of these pension plans.
We operate defined contribution pension plans for our employees. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.
21. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
United States	$1,101,624	15.7%	$1,087,541	15.9%	$1,032,503	15.8%
China (a)	1,060,443	15.1%	1,153,435	16.8%	1,106,429	16.9%
Other countries (b)	4,841,930	69.2%	4,619,344	67.3%	4,391,614	67.3%
Total	$7,003,997	100.0%	$6,860,320	100.0%	$6,530,546	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance leases, net and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2024 and 2023:

	As of December 31,
	2024		2023
	Amount	%	Amount	%
United States	$9,419,796	15.2%	$8,870,847	14.6%
China (a)	8,196,116	13.3%	9,537,078	15.7%
Other countries (b)	44,206,728	71.5%	42,230,605	69.7%
Total	$61,822,640	100.0%	$60,638,530	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2024, 2023 and 2022, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Other income
Other income consisted of the following for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Interest and other income	$304,022	$196,663	$215,845
Management fees	37,483	33,815	38,229
	$341,505	$230,478	$254,074
23. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Personnel expenses	$214,073	$208,715	$174,004
Share-based compensation	111,140	97,058	102,848
Professional services	44,824	40,251	37,805
Travel expenses	33,571	38,700	24,752
Office expenses	32,150	25,307	23,930
Other expenses	53,158	54,097	36,191
	$488,916	$464,128	$399,530
24. Lease revenue
Our current operating lease agreements expire up to and over the next 15 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft, engines and helicopters as of December 31, 2024 were as follows:

Contracted minimum future lease payments receivable
2025	$6,670,320
2026	6,323,695
2027	5,772,276
2028	5,184,635
2029	4,643,477
Thereafter	16,165,721
$44,760,124
During the years ended December 31, 2024 and 2023, 2% and 5%, respectively, of our basic lease rents from flight equipment under operating leases was attributable to leases with variable lease rates, including lease rents tied to floating interest rates and PBH agreements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Net (recoveries) charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together have represented an unusual and infrequent event and therefore the related net (recoveries) charges are classified separately on our Consolidated Income Statements.
During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines. The termination of the leasing of our leased fleet in Russia also resulted in reduced revenues and operating cash flows.
During the year ended December 31, 2023, we recognized insurance settlement proceeds of $1.3 billion pursuant to insurance settlements with several Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia.
We have been pursuing claims in the London Commercial Court with respect to our assets that remain in Russia against the insurers under our contingent and possessed insurance policy (“C&P Policy”) and, with respect to our assets that remain in Russia and were not the subject of insurance settlements with Russian airlines and their Russian insurers, against the insurers and reinsurers under our former Russian lessees’ insurance and reinsurance policies. Refer to Note 31—Commitments and Contingencies for further details on these legal proceedings and the status of any settlement discussions. We are also pursuing insurance claims under the airlines’ insurance and reinsurance policies with respect to two aircraft which were in Ukraine at the beginning of the Ukraine Conflict.
During the year ended December 31, 2024, we recognized net recoveries of $195 million, which included insurance settlement proceeds of $168 million pursuant to settlements with insurers under our C&P Policy, as well as insurance settlement proceeds of $4 million pursuant to an insurance settlement with a Russian airline and its Russian insurer in respect of one aircraft lost in Russia and $23 million in respect of a Boeing 777-300ER aircraft which was in Ukraine at the beginning of the Ukraine Conflict and subsequently extracted. The recovery amount was based on the lower of depreciated cost and fair value of the aircraft less costs to recover the aircraft.
We intend to continue to vigorously pursue all remaining insurance claims. However, the collection, timing and amount of any potential further recoveries under our C&P Policy and under the respective airlines’ insurance and reinsurance policies are uncertain and we have not recognized any claim receivables as of December 31, 2024.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Net (recoveries) charges related to Ukraine Conflict (Continued)
Net (recoveries) charges related to Ukraine Conflict consisted of the following for the years ended December 31, 2024, 2023 and 2022:

	Year ended 31 December,
	2024	2023	2022
	(U.S. Dollars in millions)
Net (recoveries) write-offs and impairments of flight equipment	$(23)	$(15)	$3,160
Insurance proceeds received	(172)	(1,254)	—
Derecognition of lease-related assets and liabilities	—	—	(237)
Letters of credit receipts and other collections	—	(19)	(257)
Net (recoveries) charges related to Ukraine Conflict	$(195)	$(1,288)	$2,666
26. Asset impairment
During the year ended December 31, 2024, we recognized impairment charges of $49.8 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation.
During the year ended December 31, 2023, we recognized impairment charges of $87 million related to sales transactions, lease amendments or lease terminations, which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation.
During the year ended December 31, 2022, we recognized impairment charges of $97 million related to sales transactions, lease amendments where we retained maintenance reserve balances or lease terminations, which were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation. We also recognized write-offs of $2.9 billion and impairments of $295 million of flight equipment related to the Ukraine Conflict. Please refer to Note 25—Net (recoveries) charges related to Ukraine Conflict.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Allowance for credit losses
Movements in the allowance for credit losses during the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31, 2024
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$8,924	$24,274	$689	$33,887
Current period increase (decrease) in provision for expected credit losses	1,244	176,069	(211)	177,102
Write-offs charged against the allowance	—	—	—	—
Allowance for credit losses at end of period	$10,168	$200,343	$478	$210,989

	Year Ended December 31, 2023
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$23,025	$110,938	$3,898	$137,861
Current period (decrease) increase in provision for expected credit losses	(14,101)	21,332	(3,209)	4,022
Write-offs charged against the allowance	—	(107,996)	—	(107,996)
Allowance for credit losses at end of period	$8,924	$24,274	$689	$33,887
During the year ended December 31, 2024, we increased our allowance for credit losses by $177 million, net, primarily reflecting an increase in our provisions with respect to notes receivable. During the year ended December 31, 2023, we increased our credit loss provision by $4 million and recognized write-offs charged against the allowance of $108 million, with respect to two of our lessees.
Substantially all our Financing Receivables portfolio is secured lending and we assess the overall quality of the portfolio based on Financing Receivables by airline customer risk rating as defined below. Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our Financing Receivables portfolio. We stratify our Financing Receivables portfolio into three categories: A, B and C. Category A is considered an excellent or high-credit-quality airline customer; Category B is considered a good-credit-quality airline customer; and those airline customers in Category C are considered marginal. An internal risk rating is developed for our airline customers, which is based upon our proprietary model using data derived from the airline customer financial statements and other relevant data points that may impact our airline customer’s ability to honor its financial commitments. The frequency of rating updates is established by our credit risk policy, which requires periodic monitoring and at least an annual review. The latest credit rating review was performed as of December 31, 2024.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Allowance for credit losses (Continued)
The tables below present Financing Receivables carried at amortized cost basis, gross of allowance for credit losses, grouped into the three credit risk categories for the years ended December 31, 2024 and 2023.

	As of December 31, 2024
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$214	$562	$443	$1,219
Notes receivable	—	53	549	602
Loans receivable	10	18	568	596
Total	$224	$633	$1,560	$2,417

	As of December 31, 2023
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$357	$213	$693	$1,263
Notes receivable	—	13	675	688
Loans receivable	—	44	612	656
Total	$357	$270	$1,980	$2,607

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Earnings per share
Basic EPS is calculated by dividing net income (loss) by the weighted average number of our ordinary shares outstanding, which excludes 5,072,382, 4,561,249 and 4,837,602 shares of unvested restricted stock as of December 31, 2024, 2023 and 2022, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 161,020 and 372,250 for the year ended December 31, 2024 and 2023, respectively, because the effect of including those shares in the calculation would have been anti-dilutive. Due to the reported loss for the year ended December 31, 2022, basic EPS was not adjusted by the effect of dilutive securities. The number of ordinary shares under our equity compensation plans which could dilute EPS in the future was 3,099,221 for the year ended December 31, 2022.
The computations of basic and diluted EPS for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,
	2024	2023	2022
Net income (loss) for the computation of basic EPS	$2,098,632	$3,136,091	$(726,041)
Weighted average ordinary shares outstanding—basic	189,830,813	224,216,801	240,486,849
Basic EPS	$11.06	$13.99	$(3.02)

	Year Ended December 31,
	2024	2023	2022
Net income (loss) for the computation of diluted EPS	$2,098,632	$3,136,091	$(726,041)
Weighted average ordinary shares outstanding—diluted	194,489,171	227,656,343	240,486,849
Diluted EPS	$10.79	$13.78	$(3.02)
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2024, 2023 and 2022 were as follows:

	As of December 31,
	2024	2023	2022
	Number of ordinary shares
Ordinary shares issued	204,543,739	215,543,739	250,347,345
Treasury shares	(17,760,514)	(13,050,571)	(4,416,070)
Ordinary shares outstanding	186,783,225	202,493,168	245,931,275
Shares of unvested restricted stock	(5,072,382)	(4,561,249)	(4,837,602)
Ordinary shares outstanding, excluding shares of unvested restricted stock	181,710,843	197,931,919	241,093,673

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
During the year ended December 31, 2024, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2024 and 2023, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs.
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
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
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
As of December 31, 2024, AerFunding had $1.0 billion outstanding under a secured revolving credit facility and $2.2 billion of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Carrying value of debt and equity investments	$112,193	$120,677
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the years ended December 31, 2024 and 2023, we recognized lease rental income from SES of $147 million and $124 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from other related parties for management fees and dividends net of contributions paid for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
Management fees and other	$11,781	$11,074	$14,418
Dividends	13,325	10,933	34,245
Contributions	(12,548)	(4,509)	(23,102)
	$12,558	$17,498	$25,561
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the year ended December 31, 2024, AerCap entered into a portfolio sale agreement for 16 engines with EVAL. As of December 31, 2024, 14 of the engine sales had been completed. The remaining sales were completed in January 2025.
GE
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from GE (the “GECAS Transaction”) on November 1, 2021 (the “Closing Date”). GE held approximately 46% of our issued and outstanding ordinary shares and became a related party on the Closing Date. As of November 16, 2023, following the completion of its sale of our outstanding ordinary shares, GE no longer beneficially owned any of our outstanding ordinary shares and is no longer a related party.
During the year ended December 31, 2023, AerCap recognized purchases from GE of $212 million, rental income from engines on lease to GE of $140 million and sales to GE of $29 million.
During the year ended December 31, 2022, AerCap recognized purchases from GE of $150 million, rental income from engines on lease to GE of $143 million and sales to GE of $27 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Commitments and contingencies
Flight equipment on order
As of December 31, 2024, we had commitments to purchase 296 new aircraft scheduled for delivery through 2030. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2024, we also had commitments to purchase 85 new engines for delivery through 2027 and 11 new helicopters for delivery through 2026. As of December 31, 2024, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $3.1 billion.
A portion of the aggregate purchase price for the acquisition of flight equipment will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the asset, which can vary due to a number of factors, including inflation.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
Prepayments on flight equipment at beginning of period	$3,576,187	$3,806,602
Prepayments and additions during the period, net	1,418,813	1,463,929
Interest paid and capitalized during the period, net	122,467	125,944
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,657,171)	(1,820,288)
Prepayments on flight equipment at end of period	$3,460,296	$3,576,187
During the year ended December 31, 2024, we incurred $122 million of interest expense, which was fully capitalized.
The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
	(U.S. Dollars in millions)
Purchase obligations (a) (b)	$5,619.0	$6,002.1	$3,662.1	$1,215.1	$—	$161.0	$16,659.3

(a)As of December 31, 2024, we had commitments to purchase 296 aircraft (including four purchase-and-leaseback transactions), 85 engines and 11 helicopters through 2030. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.
(b)We are also party to a contingent purchase agreement with Airbus for up to 52 additional A320neo Family aircraft currently on order by one of our lessees and scheduled to deliver between 2029 and 2031. Under this agreement, we will purchase these aircraft in the event that the purchase agreement between Airbus and the lessee is terminated, subject to certain conditions. The above table does not include any amounts related to this contingent purchase agreement.

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
Contingent and possessed insurance policy litigation and operator insurance and reinsurance policies litigation
On June 9, 2022, AerCap Ireland (as representative claimant on its own behalf and on behalf of all other insureds under its contingent and possessed insurance policy (the “C&P Policy”)) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. The trial commenced in October 2024 and has now concluded. A decision is expected during 2025. During the fourth quarter of 2024, we entered into settlements with certain of the insurers under our C&P Policy. Following those settlements, as of December 31, 2024, the claim against the remaining insurers under the “Aircraft Hull and Spares and Equipment” Coverage section of the C&P Policy was approximately $1.8 billion plus interest and the claim against the remaining insurers under the Aviation “War and Allied Perils” Coverage section of its C&P Policy was approximately $1.0 billion plus interest. We remain in settlement discussions with some of the remaining insurers under our C&P Policy, however, it is uncertain whether any of these discussions will result in the conclusion of any further insurance settlement, and if so, in what aggregate amount.
In parallel with the C&P Policy claim, in 2023 and 2024 AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various Russian insurers of the Russian airlines’ insurance policies (the “Operator Insurance Policies”) and against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine (the “Operator (Re)insurance Proceedings”). In March 2024, the Commercial Court in London rejected the challenge to its jurisdiction brought by certain reinsurers in respect of the claims under the Operator Reinsurance Policies. As of December 31, 2024, the claims of AerCap Ireland and its affiliates in the Operator (Re)insurance Proceedings were for an aggregate amount of approximately $1.5 billion plus interest against the All Risks reinsurers under the Operator Reinsurance Policies and in the alternative, for an aggregate amount of approximately $1.5 billion plus interest against the War Risks reinsurers under the Operator Reinsurance Policies. Insurance settlement discussions remain ongoing with respect to several of our claims under the Operator (Re)insurance Proceedings. However, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount. In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.
We intend to continue to vigorously pursue our claims under the C&P Policy and the Operator (Re)insurance Proceedings. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of December 31, 2024.

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
Meanwhile, in 2008, VASP was adjudicated insolvent by a Brazilian bankruptcy court. The bankruptcy court has since allowed claims in favor of the Company in the aggregate amount of $66 million. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if, for any reason, we are not successful in defending ourselves against VASP’s claim for damages.
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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2024 and 2023, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of December 31, 2024 and 2023, we held investments at fair value of $75 million and $84 million, respectively. The valuation of these investments was primarily classified as Level 1, based on quoted market price. During the years ended December 31, 2024 and 2023, we recognized gains on investments at fair value of $5 million and $2 million, respectively. During the year ended December 31, 2022, we recognized a loss on investment at fair value of $18 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 and 2023:

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$81,770	$—	$81,770	$—
Investments, at fair value	75,496	75,496	—	—

Liabilities
Derivative liabilities	$15,440	$—	$15,440	$—

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$130,614	$—	$130,614	$—
Investments, at fair value	84,130	72,540	—	11,590

Liabilities
Derivative liabilities	$80,840	$—	$80,840	$—
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
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
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
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the year ended December 31, 2024, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$82,012	Income approach	Discount rate	8%
			Non-contractual cash flows as a % of total cash flows	83%
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
As of December 31, 2024 and 2023, we held investments at fair value of $75 million and $84 million, respectively. The valuation of these investments was primarily classified as Level 1, based on quoted market price.
As of December 31, 2024 and 2023, loans receivable carried at amortized cost had estimated fair values of $625 million and $650 million, respectively, and were classified as Level 3.
As of December 31, 2024 and 2023, notes receivable carried at amortized cost had estimated fair values of $402 million, and $664 million respectively, and were classified as Level 3.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Fair value measurements (Continued)
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2024 and 2023 were as follows:

	December 31, 2024
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,209,226		$1,209,226	$1,209,226	$—	$—
Restricted cash	192,356		192,356	192,356	—	—
Loans receivable	595,640		625,191	—	—	625,191
Notes receivable	401,989		401,989	—	—	401,989
Derivative assets	81,770		81,770	—	81,770	—
Investments, at fair value	75,496		75,496	75,496	—	—
	$2,556,477		$2,586,028	$1,477,078	$81,770	$1,027,180
Liabilities
Debt	$45,537,495	(a)	$43,770,740	$—	$43,770,740	$—
Derivative liabilities	15,440		15,440	—	15,440	—
	$45,552,935		$43,786,180	$—	$43,786,180	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2023
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,627,181		$1,627,181	$1,627,181	$—	$—
Restricted cash	198,285		198,285	198,285	—	—
Loans receivable	654,925		650,398	—	—	650,398
Notes receivable	663,644		663,644	—	—	663,644
Derivative assets	130,614		130,614	—	130,614	—
Investments, at fair value	84,130		84,130	72,540	—	11,590
	$3,358,779		$3,354,252	$1,898,006	$130,614	$1,325,632
Liabilities
Debt	$46,696,525	(a)	$44,377,940	$—	$44,377,940	$—
Derivative liabilities	80,840		80,840	—	80,840	—
	$46,777,365		$44,458,780	$—	$44,458,780	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
33. Subsequent events
In January 2025, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of 4.875% Senior Notes due 2028 and $750 million aggregate principal amount of 5.375% Senior Notes due 2031.
In February 2025, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $1 billion of AerCap ordinary shares through December 31, 2025. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.