Form 20-F
period 2025-12-31
AerCap Holdings N.V.
filed 2026-02-12
CIK 1378789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Ordinary Shares, Euro 0.01 par value	166,876,547
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
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
•the impact of hostilities in the Middle East and Latin America, or any escalation thereof, on the aviation industry or our business;
•trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty;
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
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

PART I
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
Dividend
In connection with the dividend policy of AerCap Holdings N.V (together with its subsidiaries, “AerCap,” “we,” “us,” or the “Company”), in February 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of March 19, 2026, to shareholders of record as of the close of business on February 25, 2026.
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
Risks related to the geopolitical, regulatory, corporate responsibility and legal exposure of our business
•We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated, particularly the United States and China. In addition, changes in trade policies, including the introduction of new tariffs or the modification of existing tariffs, could have a material impact on our business and the aviation sector in general.
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
•If a decline in demand for certain flight equipment causes a decline in their projected future lease rates, or if we expect to dispose of flight equipment for a price that is less than its book value on our balance sheet, then we will be required to recognize impairments or losses on disposals or make fair value adjustments.

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
•We may face new compliance obligations and increased cybersecurity, data privacy, and intellectual property risks in connection with the adoption of artificial intelligence (“AI”), which may result in operational errors, reputational harm or legal exposure.
•We are subject to taxation regimes in various jurisdictions, including Base Erosion and Profit Shifting (“BEPS”) 2.0, which includes a global minimum tax rate of 15% for groups, such as AerCap, with a global turnover in excess of €750 million. We may become subject to additional taxes in those jurisdictions and taxes in other jurisdictions, or experience changes in our tax status in certain jurisdictions, which may affect the effective tax rates that we are subject to and the results of our operations.

Risks relating to our funding, liquidity and financial structure
We require significant capital to fund our business.
As of December 31, 2025, we had 283 new aircraft, 35 new engines, and 12 new helicopters on order, which will require substantial purchase contract payments. In order to meet these commitments and to maintain an adequate level of unrestricted cash, we will need to raise additional funds by accessing committed debt facilities, securing additional financing from banks or through capital markets transactions, or possibly by selling flight equipment.
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
Despite our substantial indebtedness, we may incur significantly more debt.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations, including to purchase aircraft, engines or helicopters or to meet our contractual obligations, or for any other purpose. The agreements relating to our debt, including our indentures, term loan facilities, Export Credit Agency (“ECA”)-guaranteed financings, revolving credit facilities, securitizations, other commercial bank financings, and other financings do not prohibit us from incurring additional debt. As of December 31, 2025, we had $11.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities, subject to certain conditions, including compliance with certain financial covenants. If we increase our total indebtedness, our debt service obligations will increase, and we will become more exposed to the risks arising from our substantial level of indebtedness.

Our level of indebtedness, which requires significant debt service payments, could adversely impact our operating flexibility and financial results.
The principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $241 million, was $43.8 billion as of December 31, 2025 (61% of our total assets as of December 31, 2025), and our interest payments, net of amounts capitalized, were $1.9 billion for the year ended December 31, 2025. Due to the capital-intensive nature of our business, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness.
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
Like many leasing companies, we are subject to interest rate risk. We use a mix of fixed-rate and floating-rate debt to finance our business. The principal amount of our outstanding floating-rate debt was $10.9 billion, or 25% of the total principal amount of our outstanding indebtedness, as of December 31, 2025. Our cost of borrowing is affected by the interest rates that we obtain on our debt financings, which can fluctuate based on, among other things, general market conditions, the market’s assessment of our credit risk, prevailing interest rates in the market, fluctuations in U.S. Treasury rates and other benchmark rates, changes in credit spreads or swap spreads, and the duration of the debt we issue. While we routinely enter into hedging transactions to mitigate this risk, those hedging transactions may not sufficiently insulate us from the impact of changes in interest rates and may cause us to forgo any benefit that might result from favorable fluctuations in such rates. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default on their obligations. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk” for further details on our interest rate risk. One of our primary sources of income is leases with multi-year fixed rates. A mismatch in the rates that we are obligated to pay to finance our business and the rents that accrue to us under leases of our flight equipment can negatively impact our net income.
Despite rate decreases during the year ended December 31, 2025, interest rates remain elevated relative to the past 15 years in the United States, the European Union and other countries, and may remain high during 2026. In a higher interest rate environment, we are obligated to make higher interest payments to the lenders of our floating-rate debt, which negatively impacts our net income to the extent that those payments are not hedged. Higher rates are also likely to increase the cost of any new financing we may raise during this period, which could, if not hedged, impact our net income. Typically, we are not able to immediately offset this negative impact by increasing the rates on our leases. During the year ended December 31, 2025, 99% of our basic lease rents from flight equipment under operating leases was attributable to leases with fixed lease rates or power-by-the-hour (“PBH”) agreements and 1% was derived from leases with lease rates tied to floating interest rates. As our leases are primarily for multiple years with fixed lease rates for the duration of the lease, we generally cannot increase the lease rates with respect to a particular aircraft until the expiration of the lease, even if the market is able to bear the increased lease rates. As a result, there will be a lag in our ability to adjust and pass on the costs of increasing interest rates. Rising interest rates may also have a negative impact on the financial condition of our lessees, who may find it more difficult to service their debt and obtain new financing on favorable terms. While most of our leases have fixed lease rates, some lessees do have floating-rate leases, and rising interest rates may increase the risk of a lessee with floating-rate lease rates defaulting as payments due to us increase.
We are also exposed to certain risks from interest rate decreases. Decreases in interest rates may adversely affect our interest revenue on cash deposits and our lease revenue, in part because a decrease in interest rates would cause a decrease in our lease revenue from leases with lease rates tied to floating interest rates. We could also experience reduced lease revenue from our fixed-rate leases if interest rates decrease because these are based, in part, on prevailing interest rates at the time we enter into the lease. As a result, new fixed-rate leases we enter into at a time of lower interest rates may be at lower lease rates than had no such interest rate decrease occurred, adversely affecting our lease revenue. This may be particularly harmful to our business if we incur debt at higher interest rates and enter into leases at a time of lower interest rates.

Inflationary pressure may have a negative impact on our financial results, including by diminishing the value of our leases.
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during 2022 and 2023, reaching recent historical highs across major economies, including the United States, the European Union, the United Kingdom and other countries, before stabilizing during 2024 and 2025. The increases in tariffs by the United States in the last year, the prospect of potential additional tariffs and retaliatory tariffs and the trade agreements between the United States and certain trading partners in recent months may lead to higher inflation in the future. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for flight equipment accordingly. High rates of inflation may also lead policymakers to attempt to decrease demand or to adopt higher interest rates to combat inflationary pressures, resulting in the risks detailed in “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing.” Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial condition, changes in demand patterns, price volatility, and supply chain disruption.
Negative changes in our credit ratings may limit our ability to obtain financing or increase our borrowing costs.
Our cost of borrowing and access to the capital markets are affected by our credit ratings.
We are currently subject to periodic review by independent credit rating agencies S&P Global Ratings, Moody’s Investor Services and Fitch Ratings, each of which currently maintains an investment grade rating with respect to us.
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
Our business, and the aviation industry generally, are subject to certain geopolitical risks. Geopolitical turmoil and uncertainty can have a significant disruptive effect on global markets, lead to regulatory and legal uncertainty and the imposition of requirements that may adversely affect our business, and impact trade markets, currency exchange rates, supply chains, and demand for and regulation concerning international and domestic travel, among other areas. This could have a negative impact on our ability to lease aircraft, engines and helicopters to, collect payments from, and support and recover aviation assets from customers in certain regions based on trade restrictions, embargoes, and export control laws, and could disrupt airline travel through, among other avenues, the closures of air space. Sanctions, including prohibitions regarding the supply of aircraft and aircraft components to specific persons, or for use in specific territories, may have a material adverse impact on our business, including reduced revenues and operating cash flows and the impairment or write-off of assets. For example, the Russian invasion of Ukraine and continued conflict in that area (the “Ukraine Conflict”), the resulting sanctions imposed against Russia and actions of our former Russian lessees and the Russian government had an adverse impact on our business and resulted in our loss of flight equipment, and associated revenue, in Russia.
Future geopolitical events and their associated responses, particularly in or between countries and regions where we have substantial exposure, could have similar or worse effects on our operations and financial results. For example, tensions and potential conflict between mainland China and Taiwan, tensions between China and the United States, territorial disputes between Japan and China or tensions in the South China Sea could lead to further instability in these regions and materially and adversely impact our lessees’ businesses and our business and results of operations, including our ability to comply with financial covenants. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.” Our business, and that of our lessees, may also be negatively impacted by escalation or the continuation of the Ukraine Conflict or other hostilities in that region or between Russia and the North Atlantic Treaty Organization, intensification or expansion of the conflicts involving Israel or other tensions or conflicts in the Middle East, the situations in Venezuela and Sudan, continued tension over the nuclear programs of North Korea and Iran, or political instability, hostilities or conflicts in other regions.
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

Where we have a concentration of lessees or assets in certain geographical regions, the geopolitical, political and economic risks associated with those regions, particularly the United States and China, can be exacerbated.
Through our lessees and the countries in which they operate, we are exposed to the specific economic, geopolitical and political conditions and associated risks of those jurisdictions. These risks can include economic recessions, regional impacts of epidemic diseases, burdensome local regulations, armed conflicts or, in extreme cases, increased risks of requisition or other loss of our flight equipment and risks of wide-ranging sanctions prohibiting us from leasing flight equipment in certain jurisdictions. These risks can be exacerbated in jurisdictions where we have a concentration of customers or assets. For instance, 13.9% of our long-lived assets were on lease to U.S. airlines and 11.7% of our long-lived assets were on lease to Chinese airlines as of December 31, 2025. Therefore we have significant exposure to the economic and political conditions in those countries. Please refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report for further details. An adverse geopolitical, political or economic event in any region or country in which our lessees or our flight equipment are concentrated, such as the United States or China, could affect the ability of our lessees to meet their obligations to us, expose us to legal or political risks associated with the affected jurisdictions, or impact our ability to recover our assets (as happened as a result of the Ukraine Conflict), all of which could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations and our ability to comply with financial covenants. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks related to our funding, liquidity and financial structure—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business.”
We conduct substantial business in emerging markets, and are subject to the economic, legal and political risks associated with this strategy.
We derive substantial lease revenue (45% in 2025, 46% in 2024 and 48% in 2023) from airlines in countries that are classified as emerging markets under the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index methodology. Emerging market countries have less developed economies, are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events could result in economic instability, which may affect the ability of our lessees that serve these markets to meet their lease obligations. This may lead to higher default rates and could adversely affect the value of our ownership interest in flight equipment subject to lease in such countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.
Existing and future litigation could materially and adversely affect our business, financial position, liquidity or results of operations.
We are, and from time to time in the future may be, a party to lawsuits relating to our business. We cannot accurately predict the ultimate outcome of any litigation due to its inherent uncertainties. These uncertainties may be increased by our exposure to different liability standards and legal systems internationally, including some that may be less developed and less predictable than those in advanced economies. An unfavorable outcome could materially and adversely affect our business, financial position, liquidity or results of operations. For instance, in June 2025, we prevailed in the London Commercial Court in a dispute against certain insurers under our contingent and possessed aviation insurance policy (“C&P Policy”) and, as a result of this judgment, we received recoveries of approximately $1.2 billion in 2025 (refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details). Certain insurers are seeking to appeal the London Commercial Court judgment and, if the appeal is ultimately successful, we could be required to pay back to these insurers up to approximately $1.2 billion plus interest. In addition, regardless of the outcome of any litigation, we may be required to devote substantial resources and executive time to the defense of such actions. For a description of certain pending litigation involving our business, including the dispute with insurers described above, refer to Note 31—Commitments and contingencies to our Consolidated Financial Statements included in this annual report.

Trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical and macroeconomic uncertainty could adversely impact our business.
Changes in U.S. trade policy, including new or increased tariffs, and responses by other countries to these changes, have created, and may continue to create, uncertainty in global commerce. During the past year, the United States has introduced or threatened to introduce significantly higher tariffs on most countries around the world and continues to use tariffs or the threat thereof as a means of pursuing foreign policy, economic or other objectives. In response, other countries have introduced or threatened to introduce retaliatory tariffs against the United States. While some of the tariffs announced by the United States and other countries have been suspended as a result of completed or pending negotiations, in general the United States has introduced tariffs on all non-U.S.-origin goods, with certain exceptions. Trade agreements that were announced in 2025 between the United States and the United Kingdom and the European Union would generally exempt aviation from tariffs. However, these agreements have not been formally implemented and there is no assurance that they will be enacted or that aviation will remain exempt from tariffs between these countries.
These changes in trade policy and ongoing negotiations of trade agreements are creating significant uncertainty, and future tariffs or other measures may create additional uncertainty, which could materially affect our business. In addition, tariffs and other measures could result in material additional costs to our lessees in impacted jurisdictions, which could affect the ability of those lessees to meet their lease obligations to us and could negatively impact the demand for leases or purchases of certain types of flight equipment in impacted jurisdictions. In addition, tariffs levied on countries where our suppliers source their parts and materials could disrupt their operations, which could result in delays in the delivery of our flight equipment on order or increased costs. These tariffs and other measures could be inflationary or cause interest rates to rise, which could negatively impact us, our suppliers and our lessees. Please refer to the discussion in “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—Changes in interest rates may adversely affect our net income, particularly by increasing our cost of borrowing” and “Item 3. Key Information—Risk Factors—Risks relating to our funding, liquidity and financial structure—Inflationary pressure may have a negative impact on our financial results, including by diminishing the value of our leases.”
Changes in tariffs and other measures may be announced with little or no advance notice. The adoption and expansion of tariffs and other measures, or other changes in governmental policies related to taxes, tariffs, trade agreements, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. Changes in tariffs and other measures announced to date, or the threats of such tariffs or other measures, have led to increased geopolitical and macroeconomic uncertainty and volatility in the financial markets.
Any of the foregoing could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations.

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
Due to concerns over the risks of climate change, certain jurisdictions in which we operate have moved towards imposing more stringent limits on greenhouse gas emissions from aircraft. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. These limits may also impact growth levels in air travel. In particular, the aviation sector is subject to a number of Emissions Trading Systems (“ETS”), the most significant of which is the European Union’s EU-ETS. These are cap‐and‐trade systems for greenhouse gas emissions, under which airlines currently are granted free emissions allowances based on historical performance and a carbon dioxide efficiency benchmark. However, in a 2023 directive, the European Parliament and European Council adopted components of the European Commission’s “Fit for 55” proposal, which modified the EU-ETS by phasing out free emissions allowances for the aviation sector by 2026. Additionally, in connection with its efforts to achieve emissions reduction targets for 2030 and 2050, the EU adopted the ReFuelEU Aviation Regulation in 2023. Under this regulation, fuel suppliers were required to increase the share of sustainable aviation fuel blended into conventional aviation fuel supplied at designated EU airports beginning in 2025, with further increases over the next 25 years. In addition, the International Civil Aviation Organization (“ICAO”) has adopted the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), a global market-based scheme aimed at reducing carbon dioxide emissions from international aviation that will become mandatory in 2027. As of December 31, 2025, 129 countries, including the United States, were participating in the voluntary phase of CORSIA. Although participation is voluntary for countries, CORSIA compliance is mandatory for all airlines operating international flights between any participating countries. Assigning a cost to air emissions, such as via ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older aircraft on a timely basis, on favorable terms or at all. This is an area of law that continues to evolve and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed, what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
The airline industry has also come under scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel or increased costs to air travel, it may affect demand for our aircraft and lessees’ ability to make rental and other lease payments and reduce the value we receive for our aircraft upon any disposition, which would negatively affect our financial condition, cash flows and results of operations. In addition, growing demand to transition to lower-carbon technologies, such as sustainable aviation fuels that may be developed over time, may increase airline costs or reduce demand for our aircraft or engines or airline travel more generally.

Corporate responsibility, specifically related to ESG matters, has imposed, and may continue to impose, additional costs.
Certain jurisdictions in which we operate have proposed or enacted ESG-specific reporting requirements, such as the EU Corporate Sustainability Reporting Directive. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. The level of a company’s greenhouse gas emissions is one such metric that has received heightened attention by lenders, investors, shareholders and lawmakers in recent years. Investors, particularly institutional investors, have in the past used, and may continue to use, these scores to benchmark companies against their peers. Investors’ and other stakeholders’ perspectives on ESG and sustainability reporting vary. Some investment funds continue to focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In other jurisdictions, the importance of ESG metrics has waned or has been the subject of backlash. As a result, companies’ ESG actions and disclosures have in recent years triggered both positive and negative engagement by investors and may continue to affect investors’ voting decisions or other actions in respect of such companies’ governance. We have had to, and may continue to have to, address inconsistent regulatory requirements and stakeholder expectations across the jurisdictions in which we operate. In addition, current EU regulations require financial firms to disclose how sustainability risks are incorporated into their lending decisions, and further regulations in the EU, and similar regulations in other jurisdictions, may come into force in the future. Such regulations may encourage or require lenders to consider the sustainability impact of their loans, and if we, or the aviation sector generally, become disfavored, the availability or terms of financing and our cost of funds could be materially and adversely impacted. We may also face reputational damage in the event our corporate responsibility initiatives or objectives (including with respect to greenhouse gas emissions), or the ESG or sustainability ratings assigned by third-party rating services, do not meet (or are perceived not to meet) the expectations of our lenders, investors, shareholders, lawmakers or other constituencies. Our ESG or sustainability rating or score by a third-party rating service could also result in the exclusion of our common stock or debt from consideration by certain investors who may elect to invest with competitors that are more closely aligned with their ESG or sustainability priorities. Our monitoring of, and efforts to comply with, evolving standards regarding ESG-related corporate responsibility matters by lenders, investors, lawmakers and other parties as described above have in the past imposed, and may continue to impose, additional costs, which could have an adverse impact on our financial condition, cash flows and results of operations.

Our insurance policies, including our use of a captive insurance company, may not provide adequate protection against risks, events outside of our control may cause insurers to raise premiums and/or reduce or cancel available coverage, and we may not be able to recover losses under our policies.
We seek protection from a number of our key operational risk exposures by purchasing insurance to cover insurable risks, by requiring our lessees to maintain insurance, and through a captive insurance program. We require our lessees to provide insurance coverage with respect to leased flight equipment, with AerCap (or our relevant affiliate) named as an insured under those policies in the event of a total loss of an aircraft or engine. We also purchase contingent and possessed insurance, which provides us with coverage when our flight equipment is not subject to a lease or where a lessee’s policy fails to indemnify us. We have also adopted a captive insurance program to complement our overall insurance program.
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
In 2022, we established a Bermuda-domiciled wholly-owned captive insurance company, Aistrigh Limited (“Aistrigh”), to help mitigate significant increases to our insurance costs. As of December 31, 2025, Aistrigh provided approximately 3.1% of our hull war insurance and approximately 2.5% of our hull all risks insurance. Aistrigh’s participation in our aviation insurance may increase or decrease in future years. Aistrigh may not provide the intended benefits, and our funding of Aistrigh may be insufficient to adequately cover the costs of any insured events. In addition, there is no guarantee that reinsurance will continue to be available to Aistrigh, which would negatively impact our captive insurance coverage.
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
In addition, new aircraft types that are introduced to the market could be more attractive for the target lessees of our aircraft, increasing the supply of older aircraft in the marketplace. This may cause the retirement and obsolescence of aircraft models, decrease comparative values of aircraft based on newly competitive aircraft and reduce the availability of spare parts for older aircraft. For instance, in the last 15 years, Airbus S.A.S. (“Airbus”), The Boeing Company (“Boeing”) and Embraer S.A. (“Embraer”), have introduced several new technology aircraft types into service, including the Boeing 787 Family, the Boeing 737 MAX Family, the Airbus A320neo Family, the Airbus A330neo Family, the Airbus A350 Family, the Airbus A220 Family and the Embraer E-Jet E2 Family. These new technology aircraft types, and potential variants of these types, may reduce the desirability of, and have an adverse effect on residual value and future lease rates of, older aircraft types and variants. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Airbus, Boeing and Embraer, putting downward price pressure on, and decreasing the marketability of, aircraft from these manufacturers. The development of more fuel-efficient engines could make aircraft in our portfolio with engines that are not as fuel-efficient less attractive to potential lessees.
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
A deterioration in the financial condition and cash flows of our lessees could increase the risk that they will delay, reduce or fail to make rental payments when due. At any point in time, our lessees may be significantly in arrears. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a deferral of their obligations to make rent or supplemental maintenance rent payments or a decrease in their contribution toward maintenance obligations. Moreover, we may not correctly assess the credit risk of each lessee or charge lease rates that incorrectly reflect related risks. Many of our lessees are not rated investment grade by the principal U.S. rating agencies and may be more likely to suffer liquidity problems than those that are so rated.
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
If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. In addition, in recent years, several airlines and other customers, including several of our lessees, have filed for protection under their local bankruptcy and insolvency laws, and certain airlines and other customers have gone into liquidation. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the flight equipment promptly and at favorable rates, if at all. Moreover, airline bankruptcies historically have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. As such, further reorganizations would adversely affect our ability to re-lease or sell aircraft at favorable rates, if at all. We have conducted restructurings and terminations in the ordinary course of our business, and we expect more will occur in the future. If we are obligated to perform a significant number of restructurings and terminations, the associated reduction in lease revenue could materially and adversely affect our financial results and cash flows.
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
Over the past several years, market participants in the aviation industry have changed as a result of restructuring or bankruptcies, mergers and acquisitions, entities entering or exiting the industry or entities entering into new or different market segments. In some cases, competitors have increased in relative size to AerCap due to consolidation. We expect similar changes to take place in the future. Changes in market participants may affect our business by, for instance, reducing competition amongst manufacturers, changing the offering of aircraft types and models in the market, reducing demand for our aircraft from lessees or increasing the competition we face for new lessees or favorable terms on our transactions. New aircraft manufacturers, such as Commercial Aircraft Corporation of China, Ltd. in China, could produce aircraft that compete with current and future offerings from Airbus, Boeing and Embraer. These changes may materially affect our business.
The financial instability of, or manufacturing delays suffered by, an aircraft or engine manufacturer or other industry partner could impact delivery of our flight equipment on order and negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, labor stoppages, manufacturing and quality control issues, and any financial instability, at any of these manufacturers could harm our business, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us. Further, we may experience additional delivery delays and associated costs if aircraft manufacturers continue to encounter quality issues that delay the manufacture of new aircraft or those aircraft fail to meet the contractual requirements or the requirements of air travel regulators. For example, the grounding and suspension of deliveries of the Boeing 737 MAX in 2019 and 2020 and the suspension of deliveries of the Boeing 787 in 2020 and 2021, production halts and enhanced inspection procedures required in advance of certification and clearance for delivery of certain Boeing aircraft have led to delays in the delivery of our aircraft on order from Boeing. In addition, a Federal Aviation Administration (“FAA”) constraint on expansion of 737 MAX production has contributed to additional delays, although Boeing has recently received approval from the FAA to increase 737 MAX production rates. Delivery delays can materially affect our revenues, results of operations, net income and operating cash flows. For additional detail, please refer to “Item 3. Key Information—Risk Factors—Risks relating to market demand for, and lease rates and value of, flight equipment in our fleet—Manufacturer behavior may adversely affect the lease rates and value of aircraft in our fleet or our results of operations more broadly.”
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
As of December 31, 2025, 339 of our owned passenger aircraft under operating leases were 15 years of age or older. These aircraft represented 6% of our total flight equipment and lease-related assets and liabilities as of December 31, 2025. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates—Flight equipment held for operating leases, net” for a detailed description of our impairment policy.

Risks related to information technology
A cybersecurity incident, including a ransomware attack, could lead to a material disruption of our information systems or the information systems of our third-party providers, the loss of business information or losses attributable to fraud, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.
Our business depends on the secure operation of our information systems and the information systems of our third-party providers to manage, process, store and transmit information associated with aviation leasing. Like other global companies, we have, from time to time, experienced cybersecurity threats to our data and information systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. For example, the Company experienced a cybersecurity incident related to ransomware in 2024, when a perpetrator exploited a vulnerability in third-party software to obtain access to data hosted on a small number of the Company’s IT servers. The incident caused no material disruption to the Company’s operations, the Company suffered no financial loss related to the incident, and the Company incurred no material expenses in connection with the investigation, review and disclosure of the attack.
A cybersecurity incident, including a ransomware attack such as the one that occurred in 2024, that bypasses our information security systems or the information security systems of our third-party providers, and causes an information security breach, could lead to a material disruption of our information systems or the information systems of our third-party providers, as applicable, and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. In addition, a cybersecurity incident at a third-party provider, lessee or other business counterparty could result in fraudulent activity that causes costs or other losses to us. Any such losses could harm our reputation or result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs or liability. While we devote substantial resources to maintaining adequate levels of cybersecurity and other related controls, our resources and technical sophistication cannot prevent all cybersecurity incidents.
We could suffer material damage to, or interruptions in, our information systems or the information systems of our third-party providers as a result of external factors, staffing shortages or difficulties in updating our existing software or developing or implementing new software.
We depend largely upon our information systems and the information systems of our third-party providers in the conduct of all aspects of our operations. Such information systems are subject to damage or interruption from events such as power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. AI tools and their use by bad actors and cybercriminals have enhanced the threats facing information systems. These developments could increase the risk of security breaches, which may lead to significant disruption to the business. Damage or interruption to our or our third-party providers’ information systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are currently pursuing a number of information systems-related projects that will require ongoing information systems-related development, conversion of existing information systems and the rollout of new information systems. Costs and potential problems or interruptions associated with the implementation of new or upgraded information systems and technology or with maintenance or support of existing information systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our information systems may have a material adverse effect on our business or results of operations.
The adoption of AI could have an adverse impact on our operations and reputation.
The Company is reviewing the use of AI technologies across various business functions. We are also seeing growing adoption of AI technologies across the operations of our business partners. While these technologies may offer future benefits, their use also presents a number of risks and uncertainties that could adversely affect our business. AI systems, including large language models and autonomous agents, are complex and may produce inaccurate, biased, or unpredictable outputs. These risks are heightened when AI is used to support decision-making processes, even in non-critical functions. Misuse, overreliance, or insufficient oversight of AI-generated content could lead to operational errors, reputational harm, or legal exposure, particularly in areas involving customer communications, financial reporting support, or regulatory compliance.
Additionally, the evolving regulatory landscape surrounding AI technologies may impose new compliance obligations or restrictions on the use of such tools. Failure to adhere to emerging standards or to implement appropriate governance frameworks could result in enforcement actions, fines, or limitations on the ability to deploy AI solutions, which could have an adverse impact on our reputation. There is also a risk that proprietary or sensitive data used to train or interact with AI systems could be inadvertently exposed or misused, especially when leveraging third-party platforms. While the Company does not currently use AI in critical operations, the prospective integration of these tools across our business, or by our business partners, may amplify cybersecurity, data privacy, and intellectual property risks. As the capabilities and adoption of AI continue to evolve, we may face challenges in ensuring that our workforce is adequately trained to use these tools responsibly and effectively. Any failure to manage the risks associated with AI could have a material adverse effect on our operations and reputation.

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
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime, increasing our regulatory and administrative burden.
We currently meet the definition of a foreign private issuer (“FPI”) as defined by the rules promulgated under the Exchange Act, which allows us to benefit from certain accommodations from the registration and disclosure requirements applicable to U.S. domestic issuers. These accommodations include, among others, exemption from U.S. proxy rules, less frequent and less detailed periodic reporting, an exemption from certain U.S. insider trading reporting requirements and rules, and a later filing deadline for annual reports than for U.S. domestic issuers.
Under the current definition, we would lose our status as an FPI if more than 50% of our outstanding voting securities are held of record either directly or indirectly by U.S. residents and any of the following is true: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.
On June 4, 2025, the SEC published a Concept Release on FPI Eligibility (the “Concept Release”) inviting public comment on potential amendments to the FPI definition. The Concept Release highlights possible approaches to amending the FPI definition, including updating the existing eligibility requirements, adding a foreign trading volume requirement, adding a major foreign exchange listing requirement, requiring that each FPI be incorporated in a jurisdiction that the SEC determines to have a robust regulatory and oversight framework, developing robust mutual recognition systems and adding an international cooperation arrangement requirement. If the SEC formally proposes and adopts any of the amendments discussed in the Concept Release, we may no longer qualify as an FPI, even if we still meet the current definition described above. Loss of FPI status would subject us to the full reporting and disclosure requirements applicable to U.S. domestic issuers, which could increase our compliance and administrative costs.

We may become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
We do not believe we will be classified as a PFIC for 2025. Although there can be no assurance, we do not expect to be classified as a PFIC for 2026 or subsequent years. This expectation is based on our current operations and current law. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under the PFIC rules. Further, this determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. Refer to “Item 10. Additional Information—Taxation—U.S. tax considerations” for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.
We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
We and our subsidiaries are subject to the income tax laws of Ireland, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of the group’s financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws or practices, regulations or accounting principles. We rely on certain double tax treaties to mitigate withholding tax and/or income tax on our lease rental income. Following various international tax changes (such as the OECD’s Multilateral Instrument project), tax authorities are more focused on entitlement to the benefits of a tax treaty. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.
Organisation for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative.
In 2021, the European Commission published an EU Directive (the “EU Minimum Tax Directive”) to incorporate the Pillar Two minimum tax rate rules into EU law, which Ireland has enacted into domestic legislation. In Ireland, the EU Minimum Tax Directive has been implemented by means of a top-up tax to achieve an effective rate of 15% that became effective on January 1, 2024. Further guidance from the OECD and the Irish tax authorities in relation to these rules is expected to be published in the future. It is possible that the Irish tax authorities will seek to further refine or change the Irish tax rules regarding Pillar Two given that it is a new development in Irish tax law. It is also possible that the OECD will release further guidance in the future on Pillar Two. As an example, on January 5, 2026, new guidance was released by the OECD as to how these rules could apply to U.S.-headquartered groups. It is difficult to determine the degree to which any future guidance or changes in law could alter the operation of this tax, and any such developments may have an adverse impact on our effective tax rate and cash tax liabilities in future periods.

We may become subject to additional taxes in Ireland based on the extent of our operations carried on in Ireland.
Our Irish tax resident group companies are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33% (calculated in euros) and on other income at 25%. Where the 12.5% rate applies to our income, we incur additional top-up tax charges as a result of the Pillar Two minimum tax rate rules that Ireland has enacted, which seek to ensure that companies are taxed at a minimum effective tax rate of 15% on their Pillar Two adjusted income. As of December 31, 2025, we had significant Irish tax losses available to carry forward against our trading income. The ability to carry forward Irish tax losses to offset future taxable trading income and to avail of the 12.5% rate depends in part on the extent and nature of activities carried on in Ireland, both in the past and in the future. Certain aspects of the Irish leasing regime have been codified into law in Finance Act (No.2) 2023, with effect from January 1, 2024, and new guidance was released in 2024 regarding the tax treatment of leasing companies. Going forward, the combination of the revised law and final guidance imposes a higher threshold on the Irish lessors and financing companies within our group to demonstrate that they have sufficient activity to avail of the 12.5% rate on their leasing and financing activity.
The EU Anti-tax Avoidance proposals may impact our effective rate of tax in future periods.
In 2021, the European Commission issued a proposal for a council directive to establish rules to prevent the misuse of shell entities for tax purposes within the EU (“EU ATAD 3”) and has since issued a number of draft amendments to this directive. EU ATAD 3 was initially expected to be adopted and published into EU member states’ national laws by June 30, 2023, and to become effective as of January 1, 2024. However, it has not yet become effective and in June 2025 the Council of the European Union published a report noting that work on EU ATAD 3 will no longer continue in its current form. It may be the case that EU ATAD 3 will be reflected in a future amendment to EU mandatory disclosure rules. This could impact our effective rate of tax and result in additional reporting and disclosure obligations.
It is possible that the European Commission will propose other new tax-related directives in the future which could impact our business.
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
CAMT only applies to “applicable corporations” (generally determined from the thresholds noted above). We did not meet the criteria to be an applicable corporation for 2023 or 2024 and, consequently, we were not subject to CAMT for those years. Based on the most recent guidance from the Internal Revenue Service (“IRS”), we do not expect to be an applicable corporation for 2025. However, in the absence of final regulations from the IRS, CAMT’s impact on our effective tax rate for 2025 and future years remains uncertain.
We may fail to qualify for benefits under one or more tax treaties.
We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the leasing of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly Ireland), and further that our Irish subsidiaries take steps to ensure they do not have a permanent establishment in the United States. That qualification may depend on, among other factors, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness and the continued listing and trading of our shares on the New York Stock Exchange (the “NYSE”).
The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal and state taxes, which could have a material adverse effect on our financial results.

Item 4.    Information on the Company
Business overview
Global leader in aviation leasing
AerCap is the industry leader across all areas of aviation leasing, with a portfolio consisting of 3,500 aircraft, engines and helicopters that were owned, on order or managed as of December 31, 2025. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the year ended December 31, 2025, we executed 705 aviation asset transactions.
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
Aircraft leasing
AerCap is the global leader in aircraft leasing, with customers in every major geographical region. As of December 31, 2025, we owned 1,501 aircraft, managed 148 aircraft and had 283 new aircraft on order. As of December 31, 2025, the average age of our owned passenger aircraft fleet, weighted by net book value, was 7.3 years. During the year ended December 31, 2025, the weighted average utilization rate for our owned aircraft was 99%, calculated based on the number of days each aircraft was on lease during the year, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the year ended December 31, 2025 and were therefore not calculated as utilized.
AerCap Cargo is a global leader in the air cargo market, with more than 30 years’ experience and a global fleet of approximately 120 aircraft that are owned, serviced or committed for conversion. AerCap Cargo provides 11 types of modern narrowbody and widebody cargo aircraft to approximately 25 customers around the world, including e-commerce, express delivery and general cargo operators. AerCap Cargo also plays a developmental role in the provision of new cargo options, including the “Big Twin” freighter program between AerCap Cargo and Israel Aerospace Industries, which involves the conversion of the Boeing 777-300ER aircraft into long-haul large-capacity freighters, which received certification in 2025 and entered service in mid-September 2025. AerCap Cargo was also involved in the development of the Boeing 767-300BDSF, the launch of Boeing’s 737-800BCF freighter conversion program and placed a direct order with Elbe Flugzeugwerke GmbH on its A321P2F freighter conversion program. AerCap Cargo’s largest customers are Kalitta Air and Amazon.
Engine leasing
AerCap is the world’s largest lessor of spare engines, with over 1,200 owned, managed and on order engines, including engines owned and managed by Shannon Engine Support Ltd (“SES”), our joint venture with Safran Aircraft Engines (“Safran”). Our spare engine portfolio is predominantly comprised of new technology engines manufactured by General Electric (“GE”) and CFM International (“CFMI”), the most liquid engine types that power the world’s most popular and in-demand aircraft, including Airbus A320 and A320neo Family aircraft and Boeing 737, Boeing 787, and Boeing 737 MAX aircraft.
We have longstanding relationships and contractual commitments with approximately 150 customers, including the two largest manufacturers of commercial aviation engines, GE Aerospace and CFMI, to which we provide spare engines services for their airline customers. Our services include leasing, guaranteed availability, administrative servicing, light maintenance, logistics and optimization of commercial jet engines.

Helicopter leasing
The Milestone Aviation Group (“Milestone”) is the world’s leading helicopter leasing and financing company, with 335 helicopters owned or on order as of December 31, 2025. Milestone partners with helicopter operators and end-users worldwide, providing a wide array of financial and productivity solutions, including operating leases, finance leases, purchase-and-leaseback transactions, engine leasing and fleet advisory services. Milestone supports approximately 50 customers in over 35 countries serving a variety of industries, including offshore oil and gas, offshore wind, search and rescue (“SAR”), emergency medical services, police surveillance and other utility missions. Milestone’s largest customers are CHC Helicopter, Bristow Helicopters, Saudi Aramco, and Omni Helicopters International.
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

The following table provides details regarding the aircraft, engine and helicopter transactions we executed during the years ended December 31, 2025, 2024 and 2023. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below:

	Year Ended December 31,
	2025	2024	2023	Total
Owned portfolio
New leases on new assets	88	128	202	418
New leases on used assets	60	87	113	260
Extensions of lease contracts	201	239	243	683
Asset purchases	145	150	173	468
Asset sales	140	136	167	443
Managed portfolio
New leases on used assets	4	12	13	29
Extensions of lease contracts	18	30	21	69
Asset sales	49	30	21	100
Total transactions	705	812	953	2,470

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
All of our lessees are responsible for the maintenance and repair of the leased flight equipment as well as other operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to cover major scheduled maintenance costs. If a lessee pays supplemental maintenance rents, we reimburse them for their maintenance events (as defined in the lease) up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, we retain excess maintenance rents to the extent that a lessee has paid us more supplemental maintenance rents than we have reimbursed them for their maintenance events. In most lease contracts that do not require the payment of supplemental maintenance rents, the lessee is generally required to redeliver the leased asset in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, we generally receive cash compensation for the value difference at the time of redelivery. As of December 31, 2025 and 2024, 28% and 32%, respectively, of our owned aircraft leases provided for supplemental maintenance rental payments.
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
Scheduled lease expirations
The following table presents the scheduled lease expirations for our owned aircraft under operating leases by aircraft type as of December 31, 2025. The table does not give effect to contracted unexercised lease extension or termination options, aircraft on finance leases, lease extensions or re-leases that are subject to a letter of intent, aircraft sales that have been contracted or are subject to a letter of intent, or designations of a certain aircraft for sale or disassembly of an aircraft for the sale of its parts (“part-out”).

Aircraft type	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Thereafter	Total
Passenger Aircraft	68	161	120	79	93	113	147	90	74	90	201	1,236
Airbus A220 Family	—	—	—	—	—	—	—	—	2	7	10	19
Airbus A320 Family	29	93	49	24	15	20	23	5	—	4	1	263
Airbus A320neo Family	—	2	17	23	30	33	61	40	42	47	96	391
Airbus A330	9	8	4	3	7	3	2	2	—	—	—	38
Airbus A330neo Family	—	—	—	—	—	—	—	—	—	1	11	12
Airbus A350	3	—	7	6	7	6	—	5	3	1	3	41
Boeing 737 MAX	—	—	—	—	1	2	—	16	11	12	39	81
Boeing 737NG	18	38	28	6	22	21	38	7	5	—	11	194
Boeing 777-200ER/300-ER	4	9	3	—	—	—	1	—	—	5	5	27
Boeing 787	—	—	6	10	11	22	16	15	8	11	11	110
Embraer E190/E195/E2	4	3	3	4	—	4	5	—	3	2	14	42
Other	1	8	3	3	—	2	1	—	—	—	—	18
Freighter Aircraft	—	3	9	5	18	2	11	5	8	15	1	77
Airbus A321	—	—	—	—	—	—	—	1	4	1	—	6
Boeing 737	—	2	4	5	18	1	11	4	4	7	—	56
Boeing 767 / 777	—	1	5	—	—	1	—	—	—	7	1	15
Total (a) (b)	68	164	129	84	111	115	158	95	82	105	202	1,313

(a)As of December 31, 2025, scheduled lease expirations through the end of 2027 represented less than 7% of the aggregate net book value of our fleet. As of February 6, 2026, 54 of the 68 aircraft with leases expiring in 2026 have been re-leased, have had leases extended, have been designated for sale or part-out or have been sold.
(b)Includes seven aircraft that were off-lease and under commitment for re-lease as of December 31, 2025.

Principal markets and customers
The following table presents the percentage of lease revenue of our owned portfolio from our top five lessees for the year ended December 31, 2025:

Lessee	Percentage of 2025 lease revenue
American Airlines	5.1%
Azul Airlines	3.9%
China Southern Airlines	3.2%
EgyptAir	3.2%
SES	3.1%
Total	18.5%
We lease our aircraft to lessees located in every major geographical region. The following table presents the percentage of our total lease revenue by region based on our lessee’s principal place of business for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
Region	2025	2024	2023
Asia/Pacific	30%	31%	34%
Europe	28%	26%	23%
United States/Canada/Caribbean	19%	19%	19%
Latin America	12%	12%	12%
Africa/Middle East	11%	12%	12%
Total	100%	100%	100%
For further geographic information on our total lease revenue and long-lived assets, refer to Note 21—Geographic information to our Consolidated Financial Statements included in this annual report.

Aircraft and engine services
We provide aircraft and engine asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of December 31, 2025, we had asset management servicing contracts with 19 parties that owned 148 aircraft and 192 engines. Since we have an established operating system to manage our own aircraft and engines, the incremental cost of providing asset management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft and engine asset management activities include:
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
We also provide corporate administrative and cash management services to securitization vehicles and joint ventures. We currently have corporate administration and/or cash management service contracts with seven parties. Our corporate administrative services consist primarily of accounting and corporate secretarial services, including the preparation of budgets and financial statements. Cash management services consist primarily of treasury services such as the financing, refinancing, hedging and ongoing cash management of these companies.
Aviation parts and supply chain
Through AerCap Materials, we provide airframe and engine parts and supply chain solutions and we disassemble aircraft and engines into parts. AerCap Materials sells airframe and engine parts to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors.

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
Efficiently manage our liquidity
We analyze sources of financing based on pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. In 2025, we arranged $13.2 billion of financing, consisting of notes issuances in the capital markets, bank debt and revolving credit facilities.
We have access to liquidity in the form of our revolving credit facilities and our term loan facilities, which provide us with flexibility in raising capital and enable us to deploy capital rapidly to accretive flight equipment purchase opportunities that may arise. As of December 31, 2025, we had $11.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities and $1.4 billion of unrestricted cash. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of bank debt, note issuance and export credit, including ECA-guaranteed loans, in order to maximize our financial flexibility. We also leverage our longstanding relationships with major aircraft financiers and lenders to secure access to capital. In addition, we attempt to maximize our operating cash flows and continue to pursue the sale of flight equipment to generate additional cash flows. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness.
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
Shannon Engine Support Ltd
SES is a joint venture 50% owned by us and 50% owned by Safran. SES is headquartered in Shannon, Ireland, with marketing offices in Singapore, Cincinnati, Beijing, Shanghai and Budapest. SES offers spare engine solutions to CFMI operators, including guaranteed pool access, short-term and long-term leases, trading and exchanges, all of which can be structured and combined to meet an individual airline’s fleet requirements. SES’s spare engine pools are located at certified MRO facilities around the world, close to international logistics hubs, to easily support airlines operating CFM56 and LEAP powered aircraft. We account for our investment in SES under the equity method of accounting.
Refer to Note 10—Associated companies to our Consolidated Financial Statements included in this annual report for further details on our joint ventures.
Relationship with Airbus, Boeing and other manufacturers
We are one of the largest customers of Airbus and Boeing, measured by deliveries of aircraft through 2025 and our order backlog. We are also among the largest purchasers of commercial jet engines in the world. The scale of our business allows us to cultivate extensive market knowledge and to maintain strategic and mutually beneficial relationships with our OEM partners.
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
Assigning a cost to air emissions, such as via ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older aircraft on a timely basis, on favorable terms or at all. This is an area of law that continues to evolve and varies by jurisdiction. While it is uncertain whether new emissions restrictions will be passed, or if passed, what impact these laws might have on our business, any future emissions limitations or other future requirements to address climate change concerns could adversely affect us.
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
Trademarks
AerCap Holdings N.V. has registered the “AerCap” trademark with various intellectual property offices, including those in the United States, Argentina, Australia, Belarus, Benelux, Brazil, Canada, Chile, China, Ethiopia, European Union, Hong Kong, Indonesia, Ireland, Korea, Mexico, New Zealand, Pakistan, Panama, Russia, Saudi Arabia, Sri Lanka, Thailand, Trinidad and Tobago, Turkey, United Arab Emirates, the United Kingdom and Vietnam, as well as with the World Intellectual Property Organization (“WIPO”). AerCap Holdings N.V. has registrations and pending trademark applications for the “AerCap” logos and the “Never Stand Still” trademark with various intellectual property offices, including those in the United States, Argentina, Australia, Belarus, Benelux, Brazil, Canada, Chile, China, Ethiopia, the European Union, Hong Kong, India, Indonesia, Ireland, Japan, Mexico, New Zealand, Norway, Pakistan, Panama, Republic of Korea, Russia, Saudi Arabia, Sri Lanka, Switzerland, Thailand, Trinidad and Tobago, Turkey, United Arab Emirates, the United Kingdom, Vietnam and WIPO. The Milestone Aviation Group LLC owns applications and registrations for its “Milestone” and “Milestone Aviation” trademarks in numerous jurisdictions including the United States, the European Union, Australia, Brazil, China, India, Norway, Saudi Arabia, and the United Kingdom. The Milestone Aviation Group LLC also owns pending applications to register “Be The Measure,” a “Milestone” Logo and an “M” Logo in the United States.
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

Sustainability and community
During 2025, our Board-level ESG Committee (the “ESG Committee”) met three times to discuss and review AerCap’s approach to ESG-related topics, including environmental and employee matters. The ESG Committee comprises three independent directors of the AerCap Board and three members of the AerCap senior leadership team. We believe this creates a balance between the execution of strategy at an executive level and the independent oversight and counsel of the experienced board members. These individuals have relevant experience in areas such as governance, sustainability, greenhouse gas emissions management, charitable outreach, financial reporting and reputational risk management. The ESG Committee is responsible for assisting AerCap’s Board of Directors in defining and reviewing the Company’s strategy relating to ESG and developing and maintaining the Company’s policies, programs, targets and initiatives in this space. This approach is designed to provide dedicated oversight of ESG issues at the highest level. AerCap’s Board of Directors approved AerCap’s ESG Strategy, which is aligned with AerCap’s overall strategic approach to be positioned for growth and resilient against risks. This ESG Strategy outlines the Company’s overall ESG goals, risks and opportunities and is focused on the impact AerCap can have through asset purchases and sales, leasing activity, financing and investment, collaboration with partnerships, engagement on policy, governance and AerCap’s role as an employer.
In April 2025, we published our latest annual Corporate Responsibility report (the “2024 CR Report”), which was produced with reference to the Global Reporting Initiative (“GRI”) Standards and is publicly available on our website. The 2024 CR Report sets forth in detail our commitment to growing our business in a responsible and sustainable way. ESG rating agencies actively analyze AerCap and therefore we continue to proactively manage our ESG ratings engagement and refine our ESG reporting, based on best practices and our engagement with stakeholders and their expectations. In 2025, AerCap was upgraded by Morningstar Sustainalytics with an improved “low risk” score (lowering to 13.4 from 17.8). Morningstar Sustainalytics’ ESG Risk Ratings measure a company’s exposure to and management of industry-specific ESG risks, with the total unmanaged risk combined into a single score representing the company’s overall ESG risk. In 2025, AerCap published its Scope 3 greenhouse gas emissions from downstream leased assets (owned aircraft) and for the first time we also published our Scope 3 emissions of our leased engines and helicopters. Since 2014, AerCap has transformed its fleet from approximately 6% new technology assets measured by net book value to approximately 76% new technology assets at the end of 2025, among the highest percentages of all major aircraft lessors. New technology aircraft include Airbus A220 Family, Airbus A320neo Family, Airbus A330neo Family, Airbus A350, Boeing 737 MAX, Boeing 787 and Embraer E2 aircraft. New technology aircraft produce significantly lower emissions than the previous generation aircraft they replace and drive emissions reductions, as well as significant cost savings, for our airline customers. As a direct result of AerCap’s strategy of purchasing the most fuel-efficient and newest technology aircraft available from the Original Equipment Manufacturers (“OEMs”) and disposing of older technology and less fuel-efficient aircraft, our Scope 3 greenhouse gas emissions intensity factor has decreased from 2015 to 2025.
In 2025, AerCap purchased 71 fuel-efficient, new technology aircraft and sold 108 primarily current technology aircraft with an average age of 15 years. Over 80 of our airline customers now lease new technology aircraft from us. In addition, in 2025, AerCap entered into a purchase agreement with Airbus for 52 A320neo Family aircraft that had previously been part of the Spirit Airlines order book, with options to purchase up to 45 additional A320neo Family aircraft. Our order book of 283 aircraft is comprised exclusively of the most in-demand, fuel-efficient, new technology aircraft and will form the backbone of our future fleet, supporting airlines in achieving their sustainability targets. We believe the best way for us to support the reduction of global greenhouse gas emissions is to follow the “leading-edge” approach, which means taking what we believe are the best steps available to our industry and continuing to invest in new technology aircraft and engines. In April 2025, we achieved our previous new technology aircraft target of 75% set in 2021, and set a new target to transition to 85% new technology assets by net book value by the end of 2030, including aircraft, engines and helicopters.
Through AerCap Materials, we are able to efficiently retire aircraft. ICAO estimates that approximately 85-90% of an aircraft can be recycled back into the supply chain either as spare parts or raw materials. AerCap Materials has been certified by the International Organization for Standardization and the Aircraft Fleet Recycling Association and has over 50 years’ experience in this field, contributing to our processes designed to help ensure that aircraft are retired with adherence to strict environmental and safety protocols. In addition, we seek to support the circular economy in conducting our cargo conversion activities, through the material extension of life of certain aircraft and the avoidance of unnecessary part-outs.
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
At AerCap, we believe our employees are our greatest asset. We actively seek to hire and retain talented employees and remunerate our employees with what we believe are some of the most attractive packages in the industry. This includes not only competitive salaries and benefits, but also performance-based bonuses and employee share schemes. In addition, we also provide opportunities for employees to develop and grow within the organization through further education and development programs, industry insights, functional training and knowledge sharing sessions. We see great value in having a diverse workforce, in terms of gender diversity as well as diversity of cultural, social and educational backgrounds. We recruit, employ and promote employees on the basis of qualifications and performance and we are committed to treating all current and prospective employees equally irrespective of race, religion, gender, marital status, family/civil status, sexual orientation, age, disability or any other characteristic protected by applicable laws and regulations. AerCap is committed to maintaining a productive working environment in which all employees are treated with mutual dignity and respect. All employees have the right to work in an environment that is free from sexual harassment, other forms of harassment and bullying.
We actively participate in a wide range of charitable events and industry-focused educational programs worldwide each year, demonstrating our commitment to community engagement and industry advancement. Our Corporate Social Responsibility (“CSR”) Committee is employee-led and is responsible for the selection and implementation of fundraising and volunteering initiatives across the Company. At the beginning of each calendar year, AerCap employees vote for charitable and social themes from a shortlist selected by the CSR Committee. Throughout the year, the CSR Committee is responsible for reviewing and evaluating requests for support for charitable and community-related initiatives aligned with the chosen themes. In 2025, the themes employees chose to support were mental health and suicide prevention services, cancer support and hospice services, education, child and young adolescent welfare, Alzheimer’s and dementia support services and environmental and sustainability initiatives. We encourage employees to support local and national organizations that strengthen the communities in which they live and work. Several of our charitable initiatives involve the Company’s matching of funds raised through employee team efforts for the benefit of local community projects. In addition to this, the CSR Committee can nominate chosen charity partners that would benefit from longer-term partnerships with AerCap, rather than one-time donations. For example, in 2025, AerCap was pleased to continue supporting Orbis, a global charity combating blindness in Southern Ethiopia, through training, advocacy and research initiatives. Additionally, AerCap partnered with EMBRACE Badjao, an Irish-registered charity that supports the marginalized Badjao community in the Philippines. As an ethnic minority, the Badjao face significant challenges, including poverty, malnutrition and limited access to education. Through AerCap’s support, we are helping to advance programs that promote educational opportunities and empower the community toward long-term, sustainable development. In 2025, together with our employees, AerCap donated over $1.2 million to charitable and social causes.
AerCap is proud to be a sponsor of the prestigious MSc in Aviation Finance program at University College Dublin Michael Smurfit Graduate Business School since the program launched in 2015. In addition to sponsorship, the Company arranges for key employees to give lectures to students and provides internships to a number of students from the program. This gives graduates the opportunity to gain valuable hands-on experience in a range of disciplines. In 2019, AerCap established a scholarship program with the University of Limerick (“UL”), the first Women in Aviation program of its type in Ireland. The program aims to create awareness among female students of Aeronautical Engineering as a career option and encourage more women to join the industry. Since the launch of the initiative, seven first-year students of the UL Bachelor of Engineering in Aeronautical Engineering have been awarded the AerCap Women in Aviation Scholarship. As well as an annual financial bursary provided to the scholarship recipients, students have the opportunity to gain first-hand experience through an eight-month internship in the AerCap technical department with mentoring from experienced professionals in the team.
In 2021, AerCap launched a scholarship program in partnership with the Faculty of Engineering at the International School of Engineering at Chulalongkorn University, Thailand, the country’s top-ranked university and a recognized global leader in aerospace engineering education. In addition to providing the scholarships, AerCap offers students a range of tailored support, including guest lectures, workshops and summer internships. As part of the program, students undertake a research project focused on ESG and related innovations in the aviation industry. We also sponsor the AerCap ESG Challenge, which invites aerospace engineering students to showcase their innovative ideas and solutions to address ESG challenges within the sector.
In 2024, AerCap commenced the Transition Year Aviation Program. The program is designed to introduce students to the aircraft leasing industry and broader aviation sector, offering them valuable insight into possible career pathways. Through presentations from various departments across the business, students gain an understanding of AerCap’s business and participate in communication and presentation skills training, which is delivered by one of our training partners. The program features guest speakers from industry partners and a visit to an aircraft manufacturing facility.

Flight equipment portfolio
The following table presents our flight equipment portfolio by type as of December 31, 2025:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,413	82%	144	283	1,840
Airbus A220 Family	19	1%	6	—	25
Airbus A320neo Family	433	31%	31	161	625
Airbus A320 Family	351	6%	35	—	386
Airbus A330neo Family	12	2%	2	6	20
Airbus A330	40	1%	5	—	45
Airbus A350	41	7%	6	—	47
Boeing 737 MAX	89	6%	9	92	190
Boeing 737NG	212	7%	50	—	262
Boeing 777-200ER/300-ER	29	2%	—	—	29
Boeing 787	112	17%	—	14	126
Embraer E190/E195/E2	55	2%	—	5	60
Other (a)	20	—	—	5	25
Freighter Aircraft	88	3%	4	—	92
Airbus A321	6	—	—	—	6
Boeing 737	57	2%	4	—	61
Boeing 767/777	25	1%	—	—	25
Engines	470	9%	728	35	1,233
Helicopters	323	6%	—	12	335
Total	2,294	100%	876	330	3,500

(a)Other includes 20 owned aircraft (including five Embraer E170/175 aircraft; two Boeing 767 aircraft; 13 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of December 31, 2025. In addition, SES had 64 engines on order as of December 31, 2025.

The following table presents our owned aircraft portfolio by type of aircraft as a percentage of total net book value of passenger and freighter aircraft as of each of the five years ended December 31:

	As of December 31,
Aircraft type	2025	2024	2023	2022	2021
Passenger Aircraft	96%	97%	97%	98%	97%
Airbus A220 Family	1%	1%	1%	—	—
Airbus A320neo Family	37%	36%	34%	31%	27%
Airbus A320 Family	7%	8%	10%	12%	13%
Airbus A330neo Family	3%	3%	1%	—	—
Airbus A330	1%	2%	2%	2%	3%
Airbus A350	8%	8%	9%	10%	10%
Boeing 737 MAX	7%	5%	5%	4%	3%
Boeing 737NG	8%	9%	10%	12%	13%
Boeing 777-200ER/300-ER	2%	3%	4%	4%	5%
Boeing 787	20%	20%	20%	21%	20%
Embraer E190/195/E2	2%	2%	1%	1%	2%
Other	—	—	—	1%	1%
Freighter Aircraft	4%	3%	3%	2%	3%
Airbus A321	—	—	—	—	—
Boeing 737	2%	2%	2%	1%	2%
Boeing 747/767/777	2%	1%	1%	1%	1%
Total	100%	100%	100%	100%	100%

During the year ended December 31, 2025, we had the following activity related to owned aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,420	101	22	1,543
Aircraft purchases	71	—	—	71
Aircraft reclassified to held for sale	(54)	—	54	—
Aircraft sold or designated for part-out (a)	(56)	(16)	(41)	(113)
Aircraft reclassified from investment in finance leases, net	(41)	41	—	—
Number of owned aircraft at end of period	1,340	126	35	1,501

(a)Includes four aircraft that were reclassified to inventory and the total loss of one aircraft.
Aircraft on order
The following table details our 283 aircraft on order as of December 31, 2025:

Aircraft type	2026	2027	2028	2029	2030	Thereafter	Total
Airbus A320neo Family (a)	30	36	31	27	17	20	161
Airbus A330neo Family	1	5	—	—	—	—	6
Boeing 737 MAX	39	20	15	15	3	—	92
Boeing 787	11	3	—	—	—	—	14
Embraer E195-E2	5	—	—	—	—	—	5
Other	—	—	—	—	—	5	5
Total	86	64	46	42	20	25	283

(a)In addition, we have options to purchase up to 45 A320neo Family aircraft from Airbus.
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
Prior to a purchase or disposition, our dedicated portfolio management group analyzes the aircraft’s price, fit in our aircraft portfolio, specification and configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2025, we purchased 71 new aircraft and sold 108 aircraft from our owned portfolio.

History and development of the Company
AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company under Dutch law (“naamloze vennootschap” or “N.V.”) on July 10, 2006. AerCap is the global leader in aviation leasing with 1,932 aircraft owned, managed or on order, over 1,200 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $72 billion as of December 31, 2025. Our ordinary shares are listed on the NYSE under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Memphis, Singapore, Miami, London, Dubai, Shanghai, Amsterdam and other locations.
As of December 31, 2025, we had 179,043,739 ordinary shares issued, including 166,876,547 ordinary shares issued and outstanding, and 12,167,192 ordinary shares held as treasury shares. Our issued and outstanding ordinary shares included 4,135,620 shares of unvested restricted stock.
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
Our primary capital expenditure is the purchase of flight equipment under purchase agreements with the manufacturers (primarily, Airbus, Boeing and Embraer for aircraft). Please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources” for a detailed discussion of our capital expenditures. The following table presents our capital expenditures for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
	(U.S. Dollars in thousands)
Purchase of flight equipment	$3,653,925	$5,062,507	$4,662,680
Prepayments on flight equipment	2,420,373	1,553,851	1,569,706

Facilities
We lease our Dublin, Ireland headquarters office facility under a 25-year lease that began in December 2015 and has an option for us to terminate in 2031. We lease our Shannon, Ireland office facility under a lease that expires in 2033, with an option for us to terminate in 2029. We lease our Singapore office facility under a lease that expires in March 2029. We lease our Miami office facility under a lease that expires in November 2036, with an option for us to terminate in 2032. In addition to the above facilities, we also lease offices in various locations around the world, including: Dublin, Ireland; Memphis, Tennessee; Amsterdam, The Netherlands; London, United Kingdom; Shanghai, China; and Dubai, United Arab Emirates.
Organizational structure
AerCap Holdings N.V. is a holding company that holds directly and indirectly consolidated subsidiaries, which in turn own our aviation assets. As of December 31, 2025, AerCap Holdings N.V. did not own significant assets other than its direct and indirect investments in its subsidiaries. As of December 31, 2025, our major operating subsidiaries, each of which is ultimately 100%-owned by AerCap Holdings N.V., are AerCap Ireland Limited (Ireland) (“AerCap Ireland”), AerCap Ireland Capital DAC (Ireland), AerCap Global Aviation Trust (United States) (“AerCap Trust”), AerCap Aviation Leasing Limited (Ireland), Celestial Aviation Funding Unlimited Company (Ireland) and Celestial Aviation Services Limited (Ireland). Refer to Exhibit 8.1—List of Subsidiaries of AerCap Holdings N.V. for a complete list of all our subsidiaries.
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
You should read this discussion in conjunction with our audited Consolidated Financial Statements and the related notes included in this annual report. Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. Refer to “Item 3. Key Information—Risk Factors” and “Special Note About Forward-Looking Statements.”
Overview
Net income attributable to AerCap Holdings N.V. for the year ended December 31, 2025 was $3.8 billion, compared to net income attributable to AerCap of $2.1 billion for the year ended December 31, 2024. For the year ended December 31, 2025, diluted earnings per share was $21.30 and the weighted average number of diluted shares outstanding was 176,115,641, compared to diluted earnings per share of $10.79 and weighted average number of diluted shares of 194,489,171 for the year ended December 31, 2024. Net cash flows provided by operating activities were $5.4 billion for the years ended December 31, 2025 and 2024.

Major developments in 2025
In 2025, AerCap:
•Executed a total of 705 transactions, including 371 lease agreements;
•Completed purchases of 145 assets, including 71 fuel-efficient, new technology owned aircraft, for approximately $5.4 billion;
•Completed sales of 189 assets for aggregate proceeds of approximately $3.9 billion, including 108 owned aircraft with an average age of 15 years;
•Received net recoveries of approximately $1.5 billion, which primarily included cash insurance settlement proceeds and proceeds from a judgment by the London Commercial Court in respect of our claim against our insurers over aircraft and engines lost in Russia;
•Entered into a purchase agreement with Airbus for 52 A320neo Family aircraft that had previously been part of the Spirit Airlines order book, with options to purchase up to 45 additional A320neo Family aircraft;
•Repurchased an aggregate of 22.1 million ordinary shares for approximately $2.4 billion under share repurchase programs authorized by our Board of Directors in 2024 and 2025;
•Arranged approximately $13.2 billion of financing, consisting of notes issuances in the capital markets, bank debt and revolving credit facilities;
•Received a credit rating upgrade to BBB+ by Fitch Ratings; now rated BBB+ by all three major rating agencies; and
•Declared quarterly dividends on our ordinary shares aggregating approximately $192 million.
Aviation assets
During the year ended December 31, 2025, we purchased 71 new technology owned aircraft, 53 engines and 21 helicopters for approximately $5.4 billion. As of December 31, 2025, we owned 1,501 aircraft and managed 148 aircraft. We also owned or managed approximately 1,200 engines (including engines owned and managed by SES) and owned over 300 helicopters. As of December 31, 2025, we had 283 new aircraft on order. The average age of our fleet of owned passenger aircraft, weighted by net book value, was 7.3 years as of December 31, 2025.
Significant components of revenues and expenses
Revenues and other income
Our revenues and other income consist primarily of basic lease rents, maintenance rents and other receipts, net gain on sale of assets and other income.
Basic lease rents and maintenance rents and other receipts
Our flight equipment lease agreements generally provide for the periodic payment of a fixed or a floating amount of rent. Floating rents for flight equipment are tied to interest rates during the terms of the respective leases. During the year ended December 31, 2025, 1% of our basic lease rents from flight equipment under operating leases was attributable to leases with lease rates tied to floating interest rates. In addition, our leases require the payment of supplemental maintenance rent based on utilization during the lease term, or EOL compensation calculated with reference to the condition of the aircraft at lease expiration. The amount of basic lease rents and maintenance rents and other receipts (together, “lease revenue”) we recognize is primarily influenced by the following five factors:
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
As of December 31, 2025, 1,457 of our 1,501 owned aircraft were on lease, with no lessee representing more than 10% of total lease revenue for the year ended December 31, 2025. As of December 31, 2025, our owned aircraft portfolio included 44 aircraft that were off-lease. As of February 6, 2026, of these 44 aircraft, seven were re-leased or under commitments for re-lease, 27 aircraft were being marketed for re-lease (which represented approximately 2% of the aggregate net book value of our fleet) and ten aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet).
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
We generate management fee revenue by providing management services to non-consolidated aircraft and engine securitization vehicles, joint ventures, and other third parties. Our management services include aircraft and engine asset management services, such as leasing, remarketing aircraft and engines for lease or sale, technical advisory services, cash management and treasury services, and accounting and administrative services.
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

Net recoveries related to Ukraine Conflict
The Ukraine Conflict, including the sanctions and the actions of our former Russian lessees and the Russian government, represents an unusual and infrequent event the financial effect of which is classified separately on our Consolidated Income Statements. During the year ended December 31, 2025, we recognized net recoveries of $1.5 billion, which primarily included recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our C&P Policy and the award of $234 million of interest on that judgment, as well as cash insurance settlement proceeds of $280 million pursuant to settlements in respect of the insurance policies of four Russian airlines covering 16 aircraft and one engine lost in Russia. During the year ended December 31, 2024, we recognized recoveries of $195 million, which primarily consisted of insurance settlement proceeds received. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report.
Interest expense
Our interest expense arises from a variety of debt funding structures and related derivative financial instruments as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” Note 12—Derivative financial instruments and Note 15—Debt to our Consolidated Financial Statements included in this annual report. Interest expense in any period is primarily affected by contracted interest rates, amortization of debt issuance costs and debt discounts and premiums, principal amounts of indebtedness, amortization of fair value adjustments and unrealized mark-to-market gains or losses on derivative financial instruments for which we do not achieve cash flow hedge accounting treatment.
Leasing expenses
Our leasing expenses consist primarily of maintenance rights asset amortization expense, maintenance expenses on our flight equipment, which we incur during the lease through lessor maintenance contributions or when we perform maintenance on our off-lease aircraft, expenses we incur to monitor the maintenance condition of our flight equipment during a lease, expenses incurred to transition flight equipment from an expired or early-terminated lease to a new lease contract, which may arise due to a lessee default or restructuring, non-capitalizable flight equipment expenses, litigation expenses, insurance expenses and provisions for credit losses on notes receivable, loans and investment in finance leases, net.
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

Factors affecting the comparability of our results
Net recoveries related to Ukraine Conflict
During 2025, we recognized pre-tax recoveries related to the Ukraine Conflict of $1.5 billion in our earnings, which primarily included recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our C&P Policy and the award of $234 million of interest on that judgment, as well as cash insurance settlement proceeds of $280 million pursuant to settlements in respect of the insurance policies of four Russian airlines covering 16 aircraft and one engine lost in Russia.
During 2024, we recognized pre-tax recoveries related to the Ukraine Conflict of $195 million in our earnings, which primarily consisted of insurance settlement proceeds received.
Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Sales transactions
During 2025, we completed sales of flight equipment for aggregate proceeds of $3.9 billion and recognized a net gain on sale of assets of $819 million.
During 2024, we completed sales of flight equipment for aggregate proceeds of $3.1 billion and recognized a net gain on sale of assets of $651 million.
Share repurchases
During 2025, our Board of Directors authorized total repurchases of up to $3.3 billion of AerCap ordinary shares and we repurchased an aggregate of 22.1 million of our ordinary shares under share repurchase programs at an average price of $109.92 per ordinary share, for approximately $2.4 billion.
During 2024, our Board of Directors authorized total repurchases of up to $1.5 billion of AerCap ordinary shares and we repurchased an aggregate of 16.8 million of our ordinary shares under share repurchase programs at an average price of $87.80 per ordinary share, for approximately $1.5 billion.
Trends in our business
Overall global air passenger traffic, measured in revenue passenger kilometers (“RPK”), grew by 5.3% in 2025 compared to 2024, according to the International Air Transport Association (“IATA”). Growth was driven mainly by international travel, particularly in the Asia Pacific region where RPK grew by 7.8% compared to 2024. Globally, supply constraints continue to keep load factors at record highs, supporting yields and airline profits. IATA expects global air passenger traffic to continue growing in 2026, with RPK forecast to increase by 4.9% compared to 2025. The Asia Pacific region is once again forecasted to be the largest contributor to this growth. The lower level of forecasted growth in 2026 compared to 2025 is mainly due to the expected continuation of supply constraints, including limited aircraft availability and labor shortages.
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
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, leasing transactions, early-terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the carrying value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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
On an annual basis, we also perform an assessment of all assets older than five years, and other assets where necessary, which are held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant input assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
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

The future cash flows supporting the carrying value of aircraft that are 15 years of age or older are more dependent upon current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment. Deterioration of the global economic environment and a decrease in aircraft values might have a negative effect on the undiscounted cash flows of older aircraft and might cause an impairment loss. As of December 31, 2025, 339 owned passenger aircraft under operating lease with an aggregate asset group value of approximately $3.0 billion were 15 years of age or older, which represented approximately 6% of our total flight equipment measured by net book value and lease-related assets and liabilities. The estimated undiscounted future cash flows of these 339 passenger aircraft were $7.3 billion, which measured on a weighted-average basis was 141% in excess of the aggregate carrying value. As of December 31, 2025, all of these aircraft passed the recoverability test. The following assumptions drive the undiscounted cash flows: contracted lease rents through current lease expiry; subsequent re-lease rates based on current marketing information; maintenance cash flow forecasts; and residual values. We review and stress-test our key assumptions to reflect any observed weakness in the global economic environment.
Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are more susceptible to impairment risk. As of December 31, 2025, seven aircraft with an asset group carrying value of $302 million did not exceed our 10% threshold, which represented less than 0.7% of our total flight equipment and lease-related assets and liabilities. The seven aircraft that were below the 10% threshold did, however, pass the impairment test as of December 31, 2025, and as such no impairment was recognized.
Recent accounting standards adopted during the year ended December 31, 2025
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.
Future application of accounting standards
Please refer to Note 3—Summary of significant accounting policies to our Consolidated Financial Statements included in this annual report.

Comparative results of operations
Results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024

	Year Ended December 31,		Increase/ (Decrease)
	2025	2024
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$6,679,477	$6,377,181	$302,296
Maintenance rents and other receipts	689,993	626,816	63,177
Lease revenue	7,369,470	7,003,997	365,473
Net gain on sale of assets	819,482	651,142	168,340
Other income	327,716	341,505	(13,789)
Total Revenues and other income	8,516,668	7,996,644	520,024
Expenses
Depreciation and amortization	2,647,168	2,580,037	67,131
Net recoveries related to Ukraine Conflict	(1,490,431)	(194,750)	(1,295,681)
Asset impairment	100,838	49,766	51,072
Interest expense	1,981,928	1,990,732	(8,804)
Loss on debt extinguishment	4,932	13,450	(8,518)
Leasing expenses	647,571	810,358	(162,787)
Selling, general and administrative expenses	545,933	488,916	57,017
Total Expenses	4,437,939	5,738,509	(1,300,570)
Gain on investments at fair value	13,283	5,238	8,045
Income before income taxes and income of investments accounted for under the equity method	4,092,012	2,263,373	1,828,639
Income tax expense	(555,246)	(323,704)	(231,542)
Equity in net earnings of investments accounted for under the equity method	213,848	158,956	54,892
Net income	$3,750,614	$2,098,625	$1,651,989
Net (income) loss attributable to non-controlling interest	(2)	7	(9)
Net income attributable to AerCap Holdings N.V.	$3,750,612	$2,098,632	$1,651,980
Basic lease rents.    The increase in basic lease rents of $302 million, or 5%, was attributable to:
•the acquisition of assets between January 1, 2024 and December 31, 2025, with an aggregate net book value of $12.0 billion on their respective acquisition dates, as well as the entry into service of our converted Boeing 777-300ER freighters, which commenced in September 2025, collectively resulting in an increase in basic lease rents of $568 million;
partially offset by
•the sale of assets between January 1, 2024 and December 31, 2025, with an aggregate net book value of $3.5 billion on their respective sale dates, resulting in a decrease in basic lease rents of $172 million; and
•a decrease in basic lease rents of $94 million primarily due to lease extensions at lower rates, lower PBH rent, as well as redeliveries and lease terminations. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts.    The increase in maintenance rents and other receipts of $63 million, or 10%, was attributable to:
•an increase of $128 million in maintenance rents and other receipts from lease terminations and restructurings;
partially offset by
•a decrease of $65 million in regular maintenance rents, primarily due to lower EOL compensation and other receipts.
Net gain on sale of assets.    The increase in net gain on sale of assets of $168 million, or 26%, was primarily due to the volume and composition of asset sales in the current strong sales market. During the year ended December 31, 2025, we sold 140 assets for proceeds of $3.9 billion. During the year ended December 31, 2024, we sold 136 assets for proceeds of $3.1 billion.
Other income.    The decrease in other income of $14 million, or 4%, was primarily driven by lower interest income recognized during the year ended December 31, 2025.
Depreciation and amortization.    The increase in depreciation and amortization of $67 million, or 3%, was primarily due to a higher average lease assets balance during the year ended December 31, 2025, compared to the year ended December 31, 2024.
Net recoveries related to Ukraine Conflict.    During the year ended December 31, 2025, we recognized net recoveries of $1.5 billion, which primarily included recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our C&P Policy and the award of $234 million of interest on that judgment, as well as cash insurance settlement proceeds of $280 million pursuant to settlements in respect of the insurance policies of four Russian airlines covering 16 aircraft and one engine lost in Russia. During the year ended December 31, 2024, we recognized recoveries of $195 million, which primarily consisted of cash insurance settlement proceeds of $172 million. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict to our Consolidated Financial Statements included in this annual report for further details.
Asset impairment.    During the year ended December 31, 2025, we recognized impairment charges of $101 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation. During the year ended December 31, 2024, we recognized impairment charges of $50 million related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical accounting estimates” for further information on our event-driven impairment assessments.
Interest expense.    The decrease in interest expense of $9 million was primarily attributable to:
•a decrease in the average outstanding debt balance from $46.4 billion during the year ended December 31, 2024, to $45.4 billion during the year ended December 31, 2025, resulting in a $41 million decrease in interest expense; and
•a $9 million decrease in interest expense attributable to movement in mark-to-market on interest rate derivatives. For the year ended December 31, 2025, we recognized a loss of $25 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $34 million for the year ended December 31, 2024;
partially offset by
•a $41 million increase in interest expense due to an increase in the average cost of debt for the year ended December 31, 2025, compared to the year ended December 31, 2024. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.1% for the year ended December 31, 2025, compared to 4.0% for the year ended December 31, 2024. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures and metrics” for further information on the average cost of debt.
Leasing expenses.    The decrease in leasing expenses of $163 million, or 20%, was primarily due to a $250 million decrease in our allowance for credit losses, $85 million of lower transition costs and other leasing expenses and $76 million of lower maintenance rights amortization, partially offset by $248 million higher airline restructuring and default costs and lessor maintenance contributions.

Selling, general and administrative expenses.    The increase in selling, general and administrative expenses of $57 million, or 12%, was primarily due to higher compensation-related expenses.
Income tax expense.    The effective tax rate was 13.6% for the year ended December 31, 2025, compared to the effective tax rate of 14.3% for the year ended December 31, 2024.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Refer to Note 16—Income taxes to our Consolidated Financial Statements included in this annual report for a detailed description of income taxes.
Equity in net earnings of investments accounted for under the equity method.    The increase in equity in net earnings of investments accounted for under the equity method of $55 million was primarily driven by higher earnings from our SES joint venture.
For Results of Operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects—Comparative results of operations” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.

Liquidity and capital resources
Capital expenditures and cash commitments
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of December 31, 2025, we had commitments to purchase 283 new aircraft scheduled for delivery through 2031. We also had commitments to purchase 35 engines and 12 helicopters through 2027. As a result, we will need to raise additional funds to satisfy these capital requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures. Refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for a detailed description of our outstanding indebtedness. Also refer to Note 12—Derivative financial instruments to our Consolidated Financial Statements included in this annual report for a detailed description of our use of financial instruments for hedging purposes.
Overview of sources and uses of cash
As of December 31, 2025, our cash balance was $1.5 billion, including unrestricted cash of $1.4 billion, and we had $11.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of December 31, 2025, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $15 billion, and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $21 billion. As of December 31, 2025, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.8x of our debt maturities and contracted capital requirements for the next 12 months.
Debt
As of December 31, 2025, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $241 million, totaled $43.8 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
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
During the year ended December 31, 2025, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance fees, upfront fees and other impacts, was 4.1%. As of December 31, 2025, our adjusted debt-to-equity ratio was 2.11 to 1. Please refer to “Item 5. Operating and Financial Review and Prospects—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of December 31, 2025 and 2024.
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
Effective February 1, 2016, we became tax resident in Ireland and we would typically expect that the repatriation of earnings from our foreign subsidiaries should not, except where recognized in our financial statements, give rise to material additional Irish taxation due to the availability of foreign tax credits. As of December 31, 2025, $133 million out of $1.4 billion of cash and short-term investments was held by our foreign subsidiaries outside of Ireland. In some instances, the earnings of our foreign subsidiaries will be re-invested in the foreign jurisdiction for the purposes of their business. Additionally, legal restrictions in relation to dividend payments from our subsidiaries may apply.

Under the OECD’s BEPS 2.0 initiative, the OECD has formulated rules known as “Pillar Two” designed to implement a global minimum effective tax rate (“ETR”) of 15% on a jurisdictional basis in respect of multinational groups with annual turnover exceeding €750 million in two of the last four years. Ireland has enacted Pillar Two into domestic legislation, which took effect on January 1, 2024. Under these rules, the ETR for a jurisdiction is determined by reference to the financial accounting profits and tax expense (with some adjustments) derived from the relevant financial statements. We are required to calculate our ETR for each jurisdiction in which we operate and, for jurisdictions where the ETR is below the 15% minimum rate, we are liable to pay a top-up tax, known as the global minimum top-up tax, for the difference. The top-up tax is an additional tax designed to bring the minimum effective tax rate for the group to 15% as determined under Pillar Two calculation principles. This top-up tax is payable on a current rather than deferred basis.
Based on commentary provided by the Financial Accounting Standards Board (“FASB”) that this top-up tax should be considered an alternative minimum tax, we are not currently required to record deferred tax related to this minimum top-up tax or remeasure existing deferred taxes. Instead, the incremental effect is recognized as it is incurred.
Share Repurchases and Dividends
In 2025, we repurchased 22.1 million ordinary shares at an average price of $109.92 per ordinary share, for approximately $2.4 billion. In 2024, we repurchased 16.8 million ordinary shares at an average price of $87.80 per ordinary share, for approximately $1.5 billion.
In 2025, we declared $192 million of dividends to our shareholders. In 2024, we declared $146 million of dividends to our shareholders.
Contractual obligations
Our estimated future obligations as of December 31, 2025 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of December 31, 2025:

	2026	2027	2028	2029	2030	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$5,261.3	$5,717.3	$7,462.4	$4,113.1	$1,463.7	$10,227.7	$34,245.5
Secured debt facilities	958.5	1,632.4	1,850.3	723.8	644.4	1,501.4	7,310.8
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	1,893.7	1,640.7	1,259.9	873.6	735.0	5,903.2	12,306.1
Purchase obligations (b)	5,249.1	4,252.5	2,116.1	1,713.3	978.5	1,154.8	15,464.3
Operating leases (c)	12.3	13.2	13.4	11.3	8.8	9.8	68.8
Total (d)	$13,374.9	$13,256.1	$12,702.1	$7,435.1	$3,830.4	$21,046.9	$71,645.5

(a)Estimated interest payments for floating-rate debt are based on rates as of December 31, 2025 and include the estimated impact of our interest rate swap agreements.
(b)As of December 31, 2025, we had commitments to purchase 283 aircraft (including six purchase-and-leaseback transactions), 35 engines and 12 helicopters through 2031. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. In addition to the contractual commitments presented above, we have options to purchase up to 45 A320neo Family aircraft from Airbus. As these are options and not contractual commitments, they are not included in the table above.
(c)Represents contractual payments our office and facility leases. Refer to Note 17—Leases to our Consolidated Financial Statements included in this annual report for further details on our operating lease obligations.
(d)The above table does not reflect any dividends we may pay on our ordinary shares.

Historical Information
The following table presents our consolidated cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(U.S. Dollars in millions)
Net cash provided by operating activities	$5,393	$5,437
Net cash used in investing activities	(1,665)	(3,724)
Net cash used in financing activities	(3,653)	(2,133)
Cash flows provided by operating activities.    During the year ended December 31, 2025, our net cash provided by operating activities of $5.4 billion was the result of net income of $3.8 billion, adjustments of non-cash items to net income of $3.3 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $322 million and the net change in operating assets and liabilities of $344 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict, which totaled $2.3 billion to investing activities. During the year ended December 31, 2024, our net cash provided by operating activities of $5.4 billion was the result of net income of $2.1 billion, adjustments of non-cash items to net income of $3.6 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $367 million and the net change in operating assets and liabilities of $249 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict, which totaled $0.8 billion to investing activities.
Cash flows used in investing activities.    During the year ended December 31, 2025, our net cash used in investing activities of $1.7 billion primarily consisted of the purchase of and prepayments on flight equipment and other assets of $6.1 billion, partially offset by cash provided by asset sale proceeds of $2.9 billion, cash proceeds from insurance claim settlements of $1.5 billion and net proceeds from loans receivable of $105 million. During the year ended December 31, 2024, our net cash used in investing activities of $3.7 billion primarily consisted of the purchase of and prepayments on flight equipment of $6.5 billion and net issuances of loans receivable of $72 million, partially offset by cash provided by asset sale proceeds of $2.6 billion and cash proceeds from insurance claim settlements of $172 million.
Cash flows used in financing activities.    During the year ended December 31, 2025, our net cash used in financing activities of $3.7 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs of $1.8 billion, the repurchase of shares and payments of tax withholdings on share-based compensation of $2.5 billion and dividends paid on ordinary shares of $192 million, partially offset by net receipts of maintenance and security deposits of $864 million. During the year ended December 31, 2024, our net cash used in financing activities of $2.1 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs, of $1.3 billion, the repurchase of shares and payments of tax withholdings on share-based compensation of $1.5 billion and dividends paid on ordinary shares of $140 million, partially offset by net receipts of maintenance and security deposits of $793 million.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Consolidated Financial Statements. Refer to Note 29—Variable interest entities to our Consolidated Financial Statements included in this annual report for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$18,323	$17,185

Ordinary shares issued	179,043,739	204,543,739
Treasury shares	(12,167,192)	(17,760,514)
Ordinary shares outstanding	166,876,547	186,783,225
Shares of unvested restricted stock	(4,135,620)	(5,072,382)
Ordinary shares outstanding, excluding shares of unvested restricted stock	162,740,927	181,710,843

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$112.59	$94.57
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

Adjusted debt-to-equity ratio
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
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	(U.S. Dollars in millions except debt/equity ratio)
Debt	$43,565	$45,295
Adjusted for:
Cash and cash equivalents	(1,379)	(1,209)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$41,061	$42,960

Equity	$18,323	$17,185
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,448	$18,310

Adjusted debt/equity ratio	2.11 to 1	2.35 to 1
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Year Ended December 31,		Percentage Difference
	2025	2024
	(U.S. Dollars in millions)
Interest expense	$1,982	$1,991	—
Adjusted for:
Mark-to-market on interest rate derivatives	(25)	(34)	(26%)
Debt issuance costs, upfront fees and other impacts	(106)	(119)	(11%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	1,851	1,838	1%

Average debt balance	$45,430	$46,405	(2%)

Average cost of debt	4.1%	4.0%	2%

Summarized financial information of issuers and guarantors
AerCap Trust and AerCap Ireland Capital Designated Activity Company Notes
From time to time, AerCap Trust and AerCap Ireland Capital Designated Activity Company (“AICDC”) co-issue senior unsecured notes. In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate-reset junior subordinated notes due 2055 and, in April 2025, they co-issued $500 million aggregate principal amount of fixed-rate-reset junior subordinated notes due 2056 (together, the “Junior Subordinated Notes” and, collectively with the senior unsecured notes issued by AerCap Trust and AICDC, the “AGAT/AICDC Notes”). Please refer to Note 15—Debt to our Consolidated Financial Statements included in this annual report for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or, in the case of the Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
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

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of December 31, 2025, and for the year ended December 31, 2025. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
December 31, 2025
(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$11,089
Intercompany receivables	32,192
Total assets	45,823

Debt	34,705
Intercompany payables	3,291
Total liabilities	40,809

Year Ended
December 31, 2025
(U.S. Dollars in millions)
Total revenues and other income (a)	$3,767
Total expenses (b)	2,034
Income before income taxes and income of investments accounted for under the equity method	1,733
Net income	1,653
Net income attributable to AerCap Holdings N.V.	1,653

(a)Total revenues include interest income from non-obligor entities of $1.9 billion.
(b)Total expenses include interest expense to non-obligor entities of $128 million.

Item 6.    Directors, Senior Management and Employees
Directors and officers

Name	Age	Position	Date of First Appointment	End Current Term (a)
Directors
Paul T. Dacier	68	Non-Executive Chairman of the Board of Directors	May 2010	2029 AGM
Aengus Kelly	52	Executive Director and Chief Executive Officer	May 2011	2030 AGM
Julian (Brad) Branch	71	Non-Executive Director	April 2018	2026 AGM
Stacey Cartwright	62	Non-Executive Director	April 2019	2026 AGM
Rita Forst	70	Non-Executive Director	April 2019	2026 AGM
Victoria Jarman	53	Non-Executive Director	April 2025	2029 AGM
James (Jim) Lawrence	73	Non-Executive Director	May 2017	2027 AGM
Jennifer VanBelle	57	Non-Executive Director	November 2021	2029 AGM
Michael Walsh	59	Non-Executive Director	May 2017	2027 AGM
Robert (Bob) Warden	53	Non-Executive Director	July 2006	2026 AGM

Officers
Peter Anderson	49	Chief Commercial Officer
John Burke	55	Chief Technical Officer
Brian Canniffe	53	Group Treasurer
Aimee Craig	53	Chief Executive Officer, AerCap Materials
Vincent Drouillard	49	General Counsel
Damhan Finegan	42	Head of Americas
John Govan	54	Head of EMEA
Richard Greener	54	Head of Cargo
Emmanuel Herinckx	53	Head of Asia Pacific
Peter Juhas	54	Chief Financial Officer
Margaret Kim	58	Head of OEM Relations
Jorg Koletzki	58	Chief Information Officer and Chief Information Security Officer
Bart Ligthart	44	Chief Investment Officer
Denise Mangan-Fahy	56	General Manager, Shannon Engine Support
Theresa Murray	58	Head of Human Resources
Shane O’Reilly	39	Chief Risk Officer
Pat Sheedy	47	President and Chief Executive Officer, Milestone Aviation Group
Risteard Sheridan	51	Company Secretary and Chief Compliance Officer
Tom Slattery	55	Executive Vice President, Engines

(a)Each director serves a term that runs from the Annual General Meeting of Shareholders (“AGM”) at which such director is appointed, typically held in April or May of each year.
Directors
Our Board of Directors currently consists of ten directors, nine of whom are non-executive directors.

Paul T. Dacier.    Mr. Dacier has been a Director of AerCap since May 27, 2010. He is also currently the Chief Legal Officer and Corporate Secretary at IonQ Inc. (a quantum computing company) and is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. Following this, he was, until December 2023, the general counsel at Indigo Agriculture, a privately held start-up company, and, until July 2025, a partner with Quinn Emanuel Urquhart & Sullivan, LLP. He was a Non-Executive Director of GTY Technology Holdings Inc. from October 2016 until November 2019 and a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer workstation company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.
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
Julian (Brad) Branch.    Mr. Branch has been a Director of AerCap since April 25, 2018. Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the Chief Executive Officer and served the Boards of Deloitte Northwest Europe LP and of Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979, and was a general partner of Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years. His industry focus has been the air transportation industry and large global air carriers. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade. Mr. Branch has vigorously supported the community through not-for-profit Board service, such as the Advisory Board of Emory University School of Ethics and the Duke University Heart Center. He received a B.A. and M.B.A. from the University of North Carolina.
Stacey Cartwright.    Ms. Cartwright has been a Director of AerCap since April 24, 2019. She is also currently the Chair of Savills PLC and a Non-Executive Director of Gymshark and The Magnum Ice Cream Company. Ms. Cartwright previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC, Majid al Futtaim Entertainment and Genpact, was a Senior Independent Director of the Football Association Ltd and the Chair of the Advisory Committee of Majid al Futtaim Lifestyle. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.
Rita Forst.    Ms. Forst has been a Director of AerCap since April 24, 2019. She is also currently an independent business consultant in powertrain and vehicle technology, and serves as a member of the supervisory board of Norma Group SE in Maintal, Germany. Ms. Forst is currently a Non-Executive Director of Johnson Matthey Plc in London, UK and was previously a Non-Executive Director of Westport Fuel Systems Inc. in Vancouver, Canada. In addition, Ms. Forst previously held an advisory board position at iwis SE & Co. KG in Germany. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior engineering and management positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the Kettering University (United States) and the Darmstadt University of Applied Technology (Germany).
Victoria Jarman. Ms. Jarman is a Chartered Accountant who qualified at KPMG before spending over ten years with Lazard Ltd working in the Investment Banking team, and then as Chief Operating Officer for Lazard’s London and Middle East operations until 2009. Ms. Jarman has previously been a Non-Executive Director and Chair of the Audit Committees of Equiniti Group plc, Hays plc and De La Rue plc, a Non-Executive Director of Signature Aviation plc, Entain plc and Melrose plc and Senior Independent Director at Equiniti Group plc. Ms. Jarman is currently a Non-Executive Director of GPE plc and is Chair of its Audit Committee and a member of its Nomination Committee and Remuneration Committee. Ms. Jarman is currently a Non-Executive Director of Aston Martin Lagonda Global Holdings plc and is Chair of its Audit Committee. Ms. Jarman holds a B.Eng Honors in Mechanical Engineering from the University of Leicester.

James (Jim) Lawrence.    Mr. Lawrence has been a Director of AerCap since May 5, 2017. He is currently Chairman of Lake Harriet Capital, a private investment firm. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever N.V. and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for nine years. Prior to General Mills, Mr. Lawrence was Executive Vice President and Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as Chief Executive Officer of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that, he was a Partner of Bain and Company having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence recently served as a Non-Executive Director of Avnet Inc. and Smurfit Kappa Group. His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of IAG (International Consolidated Airlines Group), Continental Airlines, TWA, Mesaba and British Airways. Since 1990, Mr. Lawrence has served on 18 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an M.B.A. with distinction from Harvard Business School.
Jennifer VanBelle.    Ms. VanBelle has been a Director of AerCap since November 1, 2021. She is also currently on the Board of Directors of Loews Corporation and ATLAS SP. Until April 2024, she was Senior Vice President and Treasurer of GE and Chief Executive Officer of GE Capital. She also led GE’s Separation Management Office to create three industry-leading, global public companies. Ms. VanBelle was Chief Executive Officer of GE Capital from 2021 to 2024, expanding her role as GE Treasurer, which she assumed in 2018. She had previously held several leadership roles within GE across capital markets, risk management, treasury and finance, including GE Capital Markets Leader, GE Capital - Capital Management Risk Officer, and Deputy Treasurer. Before joining GE in 1998, Ms. VanBelle spent several years at Chemical Bank and ING. Ms. VanBelle holds a B.A. degree in Economics from Bates College and an MSc in Finance from the London Business School.
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
Robert (Bob) Warden.    Mr. Warden has been a Director of AerCap since July 26, 2006. Mr. Warden is currently a Managing Director and Global Co-Head of Private Equity at Fortress Investment Group. Prior to joining Fortress in August 2023, Mr. Warden was Global Head of Private Equity at Cerberus Capital Management, where he worked for a total of 15 years (2002-2012 and 2018-2023). Mr. Warden has worked in the private equity industry for 30 years, including at Pamplona Capital Management, J.H. Whitney, Cornerstone Equity Investors and Donaldson Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.

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
Aimee Craig.    Ms. Craig was appointed Chief Executive Officer of AerCap Materials following AerCap’s acquisition of GECAS in November 2021. In her role, she is responsible for airframe and engine component sales, aircraft dismantling and leasing activity. She joined GECAS in 2006 as Director of Inventory Management, overseeing asset valuation, market analysis, technical support and repair management activities. Ms. Craig has over 30 years of industry experience, including contract management, business development, fleet analysis and asset management. She holds a B.S. in Business Administration and an M.A. in Executive Leadership from Liberty University, Virginia.
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
Damhan Finegan. Mr. Finegan was appointed to the position of Head of Americas in January 2026 and is responsible for AerCap’s leasing activities across the region. He previously served as Vice President, Leasing EMEA from 2019 to 2025 and as Tax Director in AerCap’s Singapore office from 2016 to 2018. Mr. Finegan worked in the tax department at ILFC from 2013 until AerCap’s acquisition of ILFC in 2014. Prior to that, he worked in PwC’s financial services tax practice from 2004 to 2013. He is a Chartered Accountant and Chartered Tax Advisor and holds a Bachelor’s degree in Commerce from University College Dublin, as well as a Diploma in Aviation Leasing and Finance from the Law Society of Ireland.
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
Bart Ligthart.    Mr. Ligthart joined the AerCap Trading team in 2007. He was appointed to the position of Head of Trading and Portfolio Management in September 2018 and as Chief Investment Officer in March 2022. Mr. Ligthart has over 15 years’ experience in aircraft trading and portfolio management in both widebody and narrowbody aircraft. Prior to joining AerCap he worked at Deloitte and Touche in Amsterdam where he served as Manager Transactions Services. Mr. Ligthart received his B.A. in Commercial Economics from Inholland University, and his MSc in Finance Management from Nyenrode Business University.
Denise Mangan-Fahy.    Ms. Denise Mangan-Fahy was appointed General Manager of SES in September 2025. Prior to joining SES, Ms. Mangan-Fahy was Head of Engine Portfolio and Rental Operations at AerCap Engines, a role she assumed following the acquisition of GECAS by AerCap in 2021. She has more than 35 years’ experience in the aviation industry, having worked in a variety of roles across the airline, maintenance and leasing industries including at Aer Lingus and Shannon Aerospace. Ms. Mangan-Fahy holds a First-Class Honors MBA from the University of Limerick.
Theresa Murray.    Ms. Murray was appointed Head of Human Resources in October 2016. She has over 25 years’ experience across all HR disciplines. Prior to joining AerCap, she held the position of International HR Director at Nuance Communications. Throughout her career, she has held a variety of HR and management roles, including senior positions at Telefonica and Lucent Technologies.
Shane O’Reilly.    Mr. O’Reilly was promoted to the position of Chief Risk Officer in September 2024. He previously served in the roles of Risk Director and Vice President Risk from 2020 to 2024, where he was responsible for risk management in Europe, Middle East and Africa, Asia Pacific and China. In his role, Mr. O’Reilly has responsibility for portfolio risk management, workouts, repossessions and debtor management. Prior to joining AerCap, he held various commercial and risk management positions with GECAS in both Ireland and Singapore, and worked in corporate banking with Allied Irish Bank. Mr. O’Reilly earned his MBA from Trinity College Business School and holds a Master’s degree in International Business, and a Bachelor’s Degree in Business Management from Technological University Dublin, as well as a Diploma in Aviation Leasing and Finance from the Law Society of Ireland.

Pat Sheedy.    Mr. Sheedy is President and Chief Executive Officer of Milestone Aviation. He has over 20 years of international financial services experience, including having previously led the underwriting and portfolio management function at Milestone Aviation and also having overall risk responsibility for GE Engine Leasing and GECAS’ Cargo business. Prior to joining Milestone, he spent the majority of his career working in commercial aircraft leasing, with a particular focus on Emerging Markets, covering the Middle East, Africa and Russia. He qualified as a Chartered Accountant with Deloitte in Ireland, where he spent four years in several roles including audit and assurance, corporate finance and corporate recovery, prior to joining GE in 2004. Mr. Sheedy obtained his Bachelor of Business Studies degree from University of Limerick and is a Fellow of the Institute of Chartered Accountants Ireland.
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

Compensation
Compensation of non-executive directors
We currently pay each non-executive director an annual fee of €95,000 (€200,000 for the Chairman of our Board of Directors) and pay each of these directors an additional €4,000 per meeting attended in person or €1,000 per meeting attended remotely. In addition, we pay the non-executive chair of the Audit Committee an annual fee of €25,000 and each Audit Committee member an annual fee of €15,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended remotely. We further pay the non-executive chair of each of the Nomination and Compensation Committee, the ESG Committee, the Group Treasury and Accounting Committee and the Group Portfolio and Investment Committee an annual fee of €15,000 and each such committee member an annual fee of €10,000 and a fee of €4,000 per committee meeting attended in person or €1,000 per committee meeting attended remotely. During the year ended December 31, 2025, the total fees paid to each of our non-executive directors was $0.2 million, except for the Chairman of our Board of Directors, who received total fees of $0.3 million, Victoria Jarman who received total fees of $0.1 million, and Michael Gradon who received total fees of $0.05 million. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.
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

Compensation principles	How principles are accomplished
Attract and retain a team of highly talented individuals	• Design rigorous compensation elements to enable us to compete effectively for industry-leading executive talent
• Retain executives with industry and functional knowledge, leadership abilities and fit with Company culture
• Perform market analysis to stay informed of compensation trends and practices
Align executive pay with long-term shareholder interests	• Concentrate executive pay heavily in long-term equity compensation • Require robust senior executive equity ownership and retention
• Motivate senior executives and all AerCap employees with incentives to generate long-term shareholder returns
Incentivize performance
• Determine annual incentive awards based on performance relative to targets set by the Nomination and Compensation Committee
• Ensure that incentives are aligned with our risk profile and reflect the time horizon of the outcomes arising from key commercial decisions

• Reward long-term growth and value creation by placing a larger emphasis on the earning potential in long-term incentive programs relative to short-term programs
• Tie long-term incentive program awards to the achievement of multi-year earnings per share (“EPS”) and share price targets set by the Nomination and Compensation Committee
• Reward high performers with above-target annual performance incentive pay when predetermined goals are exceeded
Manage and balance risk	• Prohibit hedging of Company securities and pledging of AerCap stock prior to vesting • Focus on clear quantitative performance metrics, particularly EPS
• Design equity awards to emphasize long-term performance
• Subject executives’ incentive compensation to clawback provisions under U.S. and Dutch law

The compensation packages of our Group Executive Committee members (other than our Chief Executive Officer) and certain other officers, consisting of base salary and annual bonus, along with other benefits, are determined by the Nomination and Compensation Committee with input from the Chief Executive Officer on an annual basis. As of December 31, 2025, our Group Executive Committee members were Aengus Kelly, Peter Anderson and Peter Juhas. During the year ended December 31, 2025, we paid Messrs. Kelly, Anderson and Juhas total remuneration of $94.4 million, $8.8 million and $19.0 million, respectively, consisting of the following amounts:

	Base Salary (a)	Annual Bonus (b)	Equity Awards (c)	Pension Contributions	Other Benefits	Total
	(U.S. Dollars in millions)
Aengus Kelly	$1.0	$3.4	$89.1	$0.3	$0.6	$94.4
Peter Anderson	0.7	1.2	6.3	0.1	0.5	8.8
Peter Juhas	0.8	1.7	14.7	0.1	1.7	19.0

(a)Represents base salary actually paid during the year ended December 31, 2025.
(b)Represents annual bonus actually paid in the year ended December 31, 2025, which was the annual bonus earned in respect of performance for the year ended December 31, 2024.
(c)Represents expense we recognized with respect to equity awards, including an annual stock bonus in the case of Mr. Kelly, that were granted to the executive in 2025 and prior years.
In addition, with input from the Chief Executive Officer, the Nomination and Compensation Committee may grant long-term equity incentive awards to our officers (other than our Chief Executive Officer) on a non-recurring basis under our equity incentive plans, as further outlined below. The compensation package of our Chief Executive Officer, consisting of base salary, annual bonus, annual stock bonus and long-term equity incentive awards, along with other benefits, is determined by the Board of Directors, upon the recommendation of the Nomination and Compensation Committee, in accordance with the remuneration policy approved by the General Meeting of Shareholders.
The amount of the annual bonus and, if applicable, the amount of the annual stock bonus granted to our Group Executive Committee members and other participating officers are determined by the Nomination and Compensation Committee (or, in the case of our Chief Executive Officer, the Board of Directors, upon the recommendation of the Nomination and Compensation Committee) based on the Company’s performance relative to agreed performance metrics and objectives for the relevant year and the personal performance of the individual Group Executive Committee member or other officer involved. The Company’s performance metrics and target bonus levels are typically determined before the beginning of the relevant year. The annual bonus amounts and the annual stock bonuses are paid or granted, as the case may be, in arrears. As a matter of policy, actual bonus amounts will be below target level in years that the performance metrics are not met, unless specific circumstances require otherwise, which circumstances, if any, will be disclosed in this annual report. Annual stock bonus grants vest after three years or at the end of the officer’s employment term, if earlier.
Our long-term equity incentive program is designed to retain our most talented and successful officers and to incentivize continued superior performance, in accordance with the Company’s long-term objectives, for the benefit of our shareholders and other stakeholders. The majority of the long-term equity awards have vesting periods ranging between three and five years, and the vesting of approximately two-thirds of each award is conditional upon the achievement of the Company’s EPS target over the multi-year vesting period, as determined by the Board of Directors (approximately one-third of each award is subject to time-based vesting). Our Chief Executive Officer and certain other officers also receive long-term equity awards that vest after five years subject to achievement of agreed share price targets. The awards will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, even if share price targets are met prior to the end of the vesting period, and all shares will remain at risk until the end of the vesting period. The Nomination and Compensation Committee believes that the design of the long-term equity award program promotes and encourages exceptional performance over a prolonged period of time, in support of the objectives of long-term value creation and appropriate risk-taking. Notably, none of the EPS performance-based awards issued to our Group Executive Committee members will vest if 84.5% or less of the EPS target is achieved, which demonstrates the rigor of the program. A portion of the EPS performance-based shares will vest, as specified in the award agreements, if more than 84.5%, but less than 100% of the EPS target is achieved, and all EPS performance-based shares will vest if the EPS target is achieved or exceeded. No more than 100% of the performance-based shares will vest, even if the EPS target is significantly exceeded. In the event of a change of control of the Company, the shares will immediately vest. Refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for further details on our equity incentive plans.

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
As of December 31, 2025, we did not have any directors (other than the executive director) who were in charge of day-to-day management.
The Company is also subject to NYSE listing standards that require listed companies to adopt clawback policies that mandate recovery by listed companies of certain incentive-based compensation awarded to current and former executives in the event of an accounting restatement. Pursuant to these listing standards, we adopted and maintain the AerCap Holdings N.V. Incentive Compensation Recovery Policy.

AerCap equity incentive plans
Under our equity incentive plans, we have granted restricted stock units, restricted stock and, previously, stock options to directors, officers and employees to attract and retain them on competitive terms, and to incentivize superior performance with a view to creating long-term value for the benefit of the Company, its shareholders and other stakeholders.
During the year ended December 31, 2025, our non-executive directors received the following number of restricted stock unit awards, each with a grant date of January 1, 2025: Mr. Dacier (Chairman), 2,707; Mr. Lawrence, 1,881; Messrs. Branch, Gradon and Walsh, 1,610; Mses. Cartwright, Forst, VanBelle and Mr. Warden, 1,069.
The table below indicates the equity awards the Company granted to our Group Executive Committee members and their equity awards that vested in 2025:

	2025 Granted		2025 Vested
Aengus Kelly	1,915,004	(a)	2,053,996	(b)
Peter Anderson	—		313,953	(c)
Peter Juhas	205,884	(d)	151,625	(e)

(a)Grant of 500,000 restricted stock units and 2,030,637 shares of restricted stock, net of 615,633 shares withheld to cover Irish taxes due at grant.
(b)Vesting of 2,053,996 shares of restricted stock.
(c)Vesting of 313,953 shares of restricted stock.
(d)Grant of 30,000 restricted stock units and 290,000 shares of restricted stock, net of 114,116 shares withheld to cover Irish taxes due at grant.
(e)Vesting of 151,625 shares of restricted stock.

The table below indicates the years in which equity awards held by our Group Executive Committee members as of December 31, 2025 are due to vest, subject to meeting the applicable vesting criteria. The awards may comprise restricted stock or restricted stock units, as specified in the paragraph below regarding share ownership:

	2026	2029	2030
Aengus Kelly	1,423,755	905,877	987,779
Peter Anderson	—	279,069	—
Peter Juhas	121,298	117,054	88,830
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
As a foreign private issuer, as defined by the rules promulgated under the Exchange Act, we are not required to have a majority independent Board of Directors under applicable NYSE rules. Under the Dutch Corporate Governance Code (the “Dutch Code”), for a non-executive director to be considered “independent,” he or she (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any public company affiliated with us; (ii) in the year prior to his or her appointment, have had an important business relationship with us or any public company affiliated with us; (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business; (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder’s agreement); (v) be a member of the management or Supervisory Board of a company owning 10% or more of our ordinary shares; (vi) in the year prior to his or her appointment, have temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties; or (vii) be a member of the management board of a company in which a member of the management board of the company which he supervises is a supervisory board member. The Dutch Code contains principles and best practices for Dutch companies with listed shares, and requires companies to either comply with the best practice provisions of the Dutch Code or to explain why they deviate from these best practice provisions. Two of our non-executive directors (out of a total of nine) have served in excess of 12 years in deviation of the best practice provisions in the Dutch Code. However, we believe that the current composition of the Board enables it to operate effectively and independently, considering that the non-executive directors are carefully selected based upon their combined experience and expertise. The average tenure of our non-executive directors as of December 31, 2025, was 8.7 years.
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
In 2025, the Board of Directors met on ten occasions. Throughout the year, the Chairman of the Board and individual non-executive directors were in close contact with our Chief Executive Officer and the other Group Executive Committee members. During its meetings and contacts with the Chief Executive Officer and the other Group Executive Committee members, the Board discussed topics including: capital allocation strategies; share repurchases and the declaration of quarterly dividends; the impact of the Ukraine Conflict, including related insurance claims and insurance policy litigation; AerCap’s annual reports and annual accounts for the financial year 2024; topics for the AGM 2025; secured and unsecured financing transactions and AerCap’s liquidity position; AerCap’s hedging policies; the utilization and optimization of AerCap’s portfolio of aircraft; global and regional macroeconomic, monetary, political and geopolitical developments, including the impact of potential and actual trade tariffs, the impact of hostilities in the Middle East and tensions and potential conflict between China, the United States and Europe; key AerCap customer developments and restructuring events; the competitive landscape; aircraft valuations; AerCap’s backlog of new technology orders with aircraft and engine manufacturers; purchase-and-leaseback transactions; AerCap’s shareholder value; key AerCap shareholder developments; AerCap’s corporate and tax structure; Pillar Two tax rules; cybersecurity; reports from the various Board committees; budgeting and financial planning; ESG-related topics; remuneration and compensation; directors’ and officers’ succession planning; regulatory compliance; culture and values; sustainability and community; governance, risk management and control; and an assessment of the Board’s own functioning.
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
Committees of the Board of Directors
As described above, the Chief Executive Officer is primarily responsible for managing our day-to-day affairs as well as other duties that have been delegated to the executive director in accordance with our articles of association and our internal rules for the Board of Directors. The Board of Directors has established a Group Executive Committee, an Audit Committee, a Nomination and Compensation Committee, a Group Portfolio and Investment Committee, a Group Treasury and Accounting Committee and an ESG Committee.
Group Executive Committee
We maintain a Group Executive Committee, which is tasked with assisting the Chief Executive Officer with the operational management of the Company, subject to the Chief Executive Officer’s ultimate responsibility. It is chaired by our Chief Executive Officer and is comprised of officers appointed by the Nomination and Compensation Committee. As of December 31, 2025, the members of our Group Executive Committee were Aengus Kelly, Peter Anderson and Peter Juhas. The members of the Group Executive Committee assist the Chief Executive Officer in performing his duties and as such have managerial and policy making functions within the Company in their respective areas of responsibility. Members of the Group Executive Committee regularly attend Board meetings.

Audit Committee
Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, oversight of risks from cybersecurity threats, the performance, qualifications and independence of our external auditors, and the performance of the internal audit function, among others. The Audit Committee is comprised of non-executive directors who are “independent” as defined by Rule 10A-3 under the Exchange Act. At least one of them shall have the necessary financial qualifications. As of December 31, 2025, the members of our Audit Committee were James (Jim) Lawrence (Chair), Julian (Brad) Branch, Victoria Jarman and Michael Walsh.
In 2025, the Audit Committee met on five occasions. Throughout the year, the members of the Audit Committee were in close contact with our Chief Executive Officer, our Chief Financial Officer, our internal auditors and our external auditors. Principal items discussed and reviewed during these Audit Committee meetings and with our Chief Executive Officer and our Chief Financial Officer included: the annual and quarterly financial statements and disclosures; internal auditors’ reports; external auditors’ reports; external auditors’ independence and rotation; activities and results in respect of our continued compliance with the Sarbanes-Oxley Act; the effectiveness of the design and operation of the internal risk management and control systems; the external auditors’ audit plan for 2025, approval of other services rendered by the external auditors; the internal auditors’ audit plan for 2026, ESG-related topics; the impact of the Ukraine Conflict, including related insurance claims and insurance policy litigation; the impact of tariffs and related trade policy developments; the Company’s compliance, risk management, integrity and fraud policies; information systems and cybersecurity; the impact of regulatory and reporting developments; the expenses incurred by the Company’s most senior officers in carrying out their duties; the Company’s Corporate and tax structures; the Company’s tax planning policies; Pillar Two tax rules; the Company’s dividend policy; insurance matters; key transformation projects; the functioning of the Audit Committee; the Audit Committee charter; and the Audit Committee cycle. The Audit Committee had separate sessions with the external auditors and with the internal auditors without management being present.
Nomination and Compensation Committee
Our Nomination and Compensation Committee selects and recruits candidates for the positions of Chief Executive Officer, non-executive director and Chairman of the Board of Directors and recommends their remuneration, bonuses and other terms of employment or engagement to the Board of Directors. In addition, our Nomination and Compensation Committee approves the remuneration, bonuses and other terms of employment of the Group Executive Committee and certain other officers and appoints members of the Group Executive Committee, the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and recommends candidates for the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is further comprised of up to four non-executive directors appointed by the Board of Directors. As of December 31, 2025, the members of our Nomination and Compensation Committee were Paul T. Dacier (Chair), Stacey Cartwright, Jennifer VanBelle, Michael Walsh and Robert (Bob) Warden.
In 2025, the Nomination and Compensation Committee met on three occasions. At these meetings it discussed and approved succession planning and compensation related matters, proposed share awards to the Chief Executive Officer and members of the Group Executive Committee, the impact of regulatory and reporting developments, and developments within the framework of the Board and Committee Rules and our remuneration policy.
None of our Nomination and Compensation Committee members or our officers has a relationship that would constitute an interlocking relationship with officers or directors of another entity or insider participation in compensation decisions.
Group Portfolio and Investment Committee
Our Group Portfolio and Investment Committee is entrusted with the authority to consent to transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $250 million but less than $600 million, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2025, the members of our Group Portfolio and Investment Committee were Peter Juhas (Chair), Rita Forst, Aengus Kelly, Bart Ligthart and Robert (Bob) Warden.

Group Treasury and Accounting Committee
Our Group Treasury and Accounting Committee is entrusted with the authority to consent to debt funding in excess of $250 million but less than $600 million per transaction, among others. It is chaired by our Chief Financial Officer and is comprised of non-executive directors and officers appointed by the Nomination and Compensation Committee. As of December 31, 2025, the members of our Group Treasury and Accounting Committee were Peter Juhas (Chair), Brian Canniffe, Paul T. Dacier, Aengus Kelly and Robert (Bob) Warden.
ESG Committee
Our ESG Committee assists the Board of Directors in defining and reviewing the Company’s strategy relating to ESG and developing and maintaining the policies, programs, targets and initiatives in this area. This approach is designed to provide dedicated oversight of ESG-related issues, risks and opportunities at the highest level. The ESG Committee comprises three board-level independent directors and three members of the AerCap senior leadership team. As of December 31, 2025, the members of our ESG Committee were Stacey Cartwright (Chair), Julian (Brad) Branch, Rita Forst, Donal Handley, Peter Juhas and Tom Slattery.
In 2025, the ESG Committee met on three occasions. At these meetings it discussed and reviewed our approach to ESG- related topics and other values that we believe contribute to a culture focused on long-term value creation, the ongoing deployment of the Company’s ESG strategy, external reporting and compliance matters, engagement with staff and stakeholders, AerCap’s role in sustainability initiatives, industry engagement and initiatives, regulatory developments, and community and social involvement by the Company.

Share ownership
The following table presents beneficial ownership of our shares (including shares underlying equity awards granted under our equity incentive plans) which were held by our directors and Group Executive Committee members as of December 31, 2025. Refer to Note 19—Share-based compensation to our Consolidated Financial Statements included in this annual report for further details on our equity incentive plans.

	Ordinary shares (unrestricted)	Restricted stock (a)	Restricted stock units (a) (b)	Fully diluted ownership percentage (c)
Directors:
Paul T. Dacier (Chairman)	16,020	—	20,000	*
Aengus Kelly (d)	3,644,821	2,817,411	500,000	4.2%
Julian (Brad) Branch	22,466	—	26,555	*
Stacey Cartwright	2,102	—	24,351	*
Rita Forst	7,652	—	24,351	*
Victoria Jarman	—	—	—	*
James (Jim) Lawrence	15,945	—	20,000	*
Jennifer VanBelle	1,319	—	20,000	*
Michael Walsh	20,772	—	20,000	*
Robert (Bob) Warden	27,180	—	24,351	*
Total Directors	3,758,277	2,817,411	679,608
Group Executive Committee (GEC) Members:
Peter Anderson	115,988	279,069	—	*
Peter Juhas	129,186	297,182	30,000	*
Total Directors and GEC Members	4,003,451	3,393,662	709,608

*Less than 1.0%.
(a)As of December 31, 2025, the outstanding restricted stock and restricted stock units are expected to vest as follows:

Vesting year	2026	2029	2030	Total
	(in shares)
Restricted stock and Restricted stock units	1,724,661	1,302,000	1,076,609	4,103,270
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
The address for all of our directors and officers is c/o AerCap Holdings N.V., AerCap House, 65 St. Stephen’s Green, Dublin, D02 YX20, Ireland.

Employees
The following table presents the number of employees relating to our aviation leasing business at each of our principal geographic locations as of December 31, 2025, 2024 and 2023:

	As of December 31,
Location	2025	2024	2023
Ireland	447	472	468
United States	132	134	121
Singapore	53	59	59
Other (a)	36	34	31
Total	668	699	679

(a)Includes employees located in the United Kingdom, the United Arab Emirates, China, the Netherlands, Belgium and Italy.
None of our employees are covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations.
Item 7.    Major Shareholders and Related Party Transactions
Major shareholders
Beneficial holders of 5% or more of our issued and outstanding ordinary shares as of December 31, 2025, based on available public filings, include: Eagle Capital Management, LLC owning 8.1% (13,514,714 shares) (based on the most recent Schedule 13G/A filed on May 15, 2025) and BlackRock, Inc. owning 6.6% (10,935,536 shares) (based on the most recent Schedule 13G filed on November 12, 2024).
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
At the AGM held in 2025, our shareholders resolved to authorize the Board of Directors, for a period of 18 months, to issue ordinary shares or grant rights to subscribe for ordinary shares up to ten percent of the Company’s issued share capital.

Preemptive rights
Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. At the AGM held in 2025, our shareholders resolved to authorize the Board of Directors to limit or exclude preemptive rights in respect of any issuance of shares or granting of rights to subscribe for shares pursuant to the authorization described above in the paragraph “Issuance of ordinary shares,” which authorization is valid for a period of 18 months.
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
At the AGM held in 2025, our shareholders resolved to authorize the Board of Directors for a period of 18 months (i) to repurchase ordinary shares up to ten percent of the Company’s issued share capital; and (ii) to repurchase ordinary shares up to an additional ten percent of the Company’s issued share capital, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed ten percent of the Company’s issued share capital, and certain other conditions described in these resolutions.
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
At the AGM held in 2025, our shareholders resolved to cancel the Company’s ordinary shares that may be acquired under the repurchase authorizations described above or otherwise, subject to determination by our Board of Directors or our Chief Executive Officer, of the exact number of ordinary shares to be cancelled. During 2025, we cancelled 25.5 million ordinary shares that were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.

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
The AGM was held on April 16, 2025. The AGM adopted the 2024 annual accounts and voted in favor of all other items which required a vote.
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
Irish income tax on dividends
Non-Irish resident shareholders
A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to one of the above exemptions from DWT, generally has no additional liability to Irish income tax on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.
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
Potential application of PFIC provisions
We do not believe we will be classified as a PFIC for 2025. Although there can be no assurance, we do not expect to be classified as a PFIC for 2026 or subsequent years. This expectation is based on our current operations and current law. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income;” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for royalty or rental income derived in the active conduct of a trade or business and not derived from a related person.

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
All calculations to determine the amounts available for dividends will be based on our Parent Company Financial Statements under Dutch GAAP, which are different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our Parent Company Financial Statements are prepared in accordance with the statutory provisions of Part 9, Book 2, of the Dutch Civil Code and the firm pronouncements in the Dutch Accounting Standards for annual reporting in the Netherlands as issued by the Dutch Accounting Standards Board and are deposited with the Commercial Register of the Dutch Trade Register. Our Total Equity as of December 31, 2024, as set forth in our Parent Company Financial Statements, was over $15.2 billion. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.
Since May 2024, we have paid a cash dividend on a quarterly basis. We expect to continue to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance, distributable reserves and cash flows.

In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on April 3, 2025, to shareholders of record as of the close of business on March 12, 2025. In April 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on June 5, 2025, to shareholders of record as of the close of business on May 14, 2025. In July 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on September 4, 2025, to shareholders of record as of the close of business on August 13, 2025. In October 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on December 4, 2025, to shareholders of record as of the close of business on November 12, 2025.
In February 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of March 19, 2026, to shareholders of record as of the close of business on February 25, 2026.
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
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed-rate and floating-rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest-earning assets, primarily between floating-rate debt and fixed-rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The principal amount of our outstanding floating-rate debt was $10.9 billion, or 25% of the total principal amount of our outstanding indebtedness as of December 31, 2025. If interest rates were to increase by 1%, we would expect a decrease in pre-tax income of approximately $28 million per year. This pre-tax income decrease would include an increase in interest expense, partially offset by benefits of interest rate derivatives currently in effect, leases that are based on variable interest rates and interest-earning cash balances. A decrease in interest rates would result in an increase in pre-tax income. This pre-tax income increase would include a decrease in interest expense, partially offset by a decrease in the interest revenue and lease revenue. This sensitivity analysis is limited by several factors, and should not be viewed as a forecast.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of December 31, 2025. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed-rate which we are contracted to pay to our swap counterparty.

	2026	2027	2028	2029	2030	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$603.5	$531.8	$455.8	$198.3	$—	$—	$8.5
Weighted average strike rate	3.4%	3.3%	3.3%	3.3%	—	—

	2026	2027	2028	2029	2030	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$5,742.5	$4,659.6	$2,002.1	$—	$—	$—	$(68.9)
Weighted average pay rate	3.8%	3.9%	3.9%	—	—	—
The variable benchmark interest rates associated with these instruments are Term SOFR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft and engine purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during 2022 and 2023, reaching recent historical highs in the United States, the European Union, the United Kingdom and other countries, before stabilizing during 2024 and 2025. The increases in tariffs by the United States in the last year, the prospect of potential additional tariffs and retaliatory tariffs and the trade agreements between the United States and certain trading partners in recent months may lead to higher inflation in the future. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for flight equipment accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.
Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management and the members of our Disclosure Committee, have evaluated, as of December 31, 2025, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to AerCap’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.
Attestation report of the registered public accounting firm
KPMG, the independent registered public accounting firm that audited our 2025 Consolidated Financial Statements included in this annual report, audited the effectiveness of our internal controls over financial reporting as of December 31, 2025 under the standards of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.
Changes in internal control over financial reporting
There were no changes in AerCap’s internal controls over financial reporting during the year of 2025 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.
Item 16A.    Audit Committee Financial Expert
Our Board of Directors has determined that Julian (Brad) Branch, Victoria Jarman and James (Jim) Lawrence are “audit committee financial experts,” as that term is defined by SEC rules. All members of the Audit Committee are “independent,” as that term is defined under applicable NYSE listing standards.

Item 16B.    Code of Ethics
Our Board of Directors has adopted our Code of Conduct, a code that applies to the members of our Board of Directors, including its Chairman, our officers and employees. This code is publicly available on our website at www.aercap.com.
Item 16C.    Principal Accountant Fees and Services
Our auditors charged the following fees for professional services rendered for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(U.S. Dollars in thousands)
Audit fees	$8,975	$8,344
Tax fees	1,639	1,475
All other fees	9	6
Total	$10,623	$9,825
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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents repurchases of our ordinary shares made by us during the year ended December 31, 2025:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced programs	Maximum dollar value of ordinary shares that may yet be purchased under the programs (U.S. Dollars in millions) (a)
January 2025	1,169,860	$94.72	1,169,860	$198.0
February 2025	513,632	96.60	513,632	1,148.4
March 2025	4,016,349	99.03	4,016,349	750.7
April 2025	4,727,512	94.03	4,727,512	806.3
May 2025	—	—	—	806.3
June 2025	—	—	—	806.3
July 2025	486,034	107.88	486,034	753.9
August 2025	3,990,405	118.64	3,990,405	280.5
September 2025	3,699,299	122.95	3,699,299	575.7
October 2025	2,332,750	121.97	2,332,750	291.2
November 2025	—	—	—	291.2
December 2025	1,145,240	139.15	1,145,240	1,131.9
Total	22,081,081	$109.92	22,081,081	$1,131.9

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

Despite the process outlined here, we may experience cybersecurity incidents from time to time. For example, the Company experienced a cybersecurity incident related to ransomware in 2024. Please refer to “Item 3. Key Information—Risk Factors—Risks related to information technology—A cybersecurity incident, including a ransomware attack, could lead to a material disruption of our information systems or the information systems of our third-party providers, the loss of business information or losses attributable to fraud, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs,” for further detail on the incident.
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
Our CIO is responsible for assessing and managing material risks from cybersecurity threats. Our current CIO has served in this position for over ten years and has significant experience in managing complex system implementations on a global scale, transforming IT functions and running high quality teams. His experience extends to working within large multinational companies including IBM, Volkswagen, National Grid and E.ON.
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

2.1
Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.2
Deed of Amendment, dated as of April 9, 2014, relating to the Amended and Restated Facility Agreement, dated as of December 14, 2012, among the Banks and Financial Institutions named therein as ECA Lenders, Crédit Agricole Corporate and Investment Bank, as ECA Agent, National Agent, and Security Trustee, Citibank International PLC, as ECA Agent and National Agent, Jetstream Aircraft Leasing Limited, as Principal Borrower, ALS 3 Limited and Airstream Aircraft Leasing Limited, as Borrowers, AerCap Ireland Limited and AerCap A330 Holdings Limited, as Principal AerCap Obligors, the companies named there in as Lessees and Lessee Parents, Citibank, N.A., as Administrative Agent, and AerCap Holdings, N.V. (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.3
First Amendment Agreement, dated as of December 12, 2025, to the Eighth Amended and Restated Credit Agreement, dated as of July 1, 2024, among the Service Providers and Financial Institutions named therein, Bank of America, N.A., Deutsche Bank Trust Company Americas, AerFunding 1 Limited and AerCap Ireland Limited

2.4
Fifth Amended and Restated Revolving Credit Agreement, dated as of December 17, 2025, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, AerCap Ireland Limited, AerCap Global Aviation Trust, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation, the lending institutions party thereto and Citibank, N.A., as administrative agent

2.5
Second Amended and Restated Revolving Credit Agreement, dated as of December 17, 2025, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto, the lending institutions party thereto and Citibank, N.A, as administrative agent

2.6
Second Amended and Restated Term Loan Credit Agreement, dated as of April 16, 2025, among AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto, the lenders party thereto, and Mizuho Bank, Ltd., as administrative agent.

2.7
Term Loan Credit Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing DAC, as borrower, AerCap Holdings N.V., AerCap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.8
Amendment No. 1 to Term Loan Credit Agreement, dated as of May 14, 2024, among Setanta Aircraft Leasing DAC, as borrower, AerCap Holdings N.V., AerCap Ireland Limited, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, the Owner Subsidiaries identified therein and the Intermediate Lessees identified therein, as Obligors, the lenders identified therein, and Citibank N.A., as administrative agent and collateral agent (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (filed as an exhibit to our Form 20-F for the year ended December 31, 2024 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.9
Term Loan Security Agreement, dated as of November 5, 2021, among Setanta Aircraft Leasing Designated Activity Company, Setanta Aviation Holdings Limited, Culann Aircraft Leasing Limited, Dagda Aircraft Leasing Limited, and the additional grantors referred to therein as grantors, and Citibank, N.A., as collateral agent (filed as an exhibit to our Form 20-F for the year ended December 31, 2021 and incorporated herein by reference)

2.10
Unsecured Term Loan Agreement, dated as of May 2, 2024, among the Original Lenders party thereto, Wilmington Trust (London) Limited, as the Facility Agent, and Terapon Funding Designated Activity Company (filed as an exhibit to our Form 20-F for the year ended December 31, 2024 and incorporated herein by reference)

2.11
Amendment No. 1 to Unsecured Term Loan Agreement, dated as of November 29, 2024, among Wilmington Trust (London) Limited, as the Facility Agent, Terapon Funding Designated Activity Company, AerCap Holdings N.V., AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (filed as an exhibit to our Form 20-F for the year ended December 31, 2024 and incorporated herein by reference)

2.12
Indenture, dated as of May 14, 2014, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.13
Fifth Supplemental Indenture, dated as of September 29, 2014, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 20-F for the year ended December 31, 2014 and incorporated herein by reference)

2.14
Tenth Supplemental Indenture, dated as of January 26, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 26, 2017 and incorporated herein by reference)

2.15
Twelfth Supplemental Indenture, dated as of July 21, 2017, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on July 21, 2017 and incorporated herein by reference)

2.16
Fifteenth Supplemental Indenture, dated as of January 23, 2018, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on January 23, 2018 and incorporated herein by reference)

2.17
Twenty-Fifth Supplemental Indenture, dated as of September 25, 2020, to the Indenture, dated as of May 14, 2014, by and among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as an exhibit to our Form 6-K on September 28, 2020 and incorporated herein by reference)

2.18
Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.19
First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 29, 2021 and incorporated herein by reference)

2.20
Fourth Supplemental Indenture relating to the 5.750% Senior Notes due 2028, dated as of June 6, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on June 6, 2023 and incorporated herein by reference)

2.21
Fifth Supplemental Indenture relating to the 6.100% Senior Notes due 2027 and the 6.150% Senior Notes due 2030, dated as of September 25, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on September 25, 2023 and incorporated herein by reference)

2.22
Sixth Supplemental Indenture relating to the 6.450% Senior Notes due 2027, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on November 22, 2023 and incorporated herein by reference)

Exhibit Number	Description of Exhibit
2.23
Seventh Supplemental Indenture relating to the 5.100% Senior Notes due 2029 and the 5.300% Senior Notes due 2034, dated as of January 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on January 11, 2024 and incorporated herein by reference)

2.24
Eighth Supplemental Indenture relating to the Fixed-Rate Reset Junior Subordinated Notes due 2055, dated as of July 11, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on July 11, 2024 and incorporated herein by reference)

2.25
Ninth Supplemental Indenture relating to the 4.625% Senior Notes due 2029 and the 4.950% Senior Notes due 2034, dated as of September 10, 2024, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on September 10, 2024 and incorporated herein by reference)

2.26
Tenth Supplemental Indenture relating to the 4.875% Senior Notes due 2028 and the 5.375% Senior Notes due 2031, dated as of January 13, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on January 13, 2025 and incorporated herein by reference)

2.27
Eleventh Supplemental Indenture relating to the Fixed-Rate Reset Junior Subordinated Notes due 2056, dated as of April 1, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on April 1, 2025 and incorporated herein by reference)

2.28
Twelfth Supplemental Indenture relating to the 4.375% Senior Notes due 2030 and the 5.000% Senior Notes due 2035, dated as of October 1, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on October 1, 2025 and incorporated herein by reference)

2.29
Thirteenth Supplemental Indenture relating to the 4.125% Senior Notes due 2029 and the 4.750% Senior Notes due 2033, dated as of January 15, 2026, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (filed as an exhibit to our Form 6-K on January 15, 2026 and incorporated herein by reference)

2.30
Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.31
First Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.32
Second Supplemental Indenture, dated as of July 25, 2013, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.33
Third Supplemental Indenture, dated as of May 14, 2014, to the Junior Subordinated Indenture, dated as of December 21, 2005, by and between ILFC, AerCap Global Aviation Trust and Deutsche Bank Trust Company Americas, as Trustee (filed as an exhibit to the ILFC Form 8-K filed on May 15, 2014 and incorporated herein by reference)

2.34	Amended and Restated 5.90% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

2.35	Amended and Restated 6.25% Junior Subordinated Debenture due 2065 (filed as an exhibit to the ILFC Form 8-K filed on July 26, 2013 and incorporated herein by reference)

The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to issues of long-term debt of the Company and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the Company and its subsidiaries

2.36	Description of Certain Registrant Securities

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

8.1	List of Subsidiaries of AerCap Holdings N.V.

11.1	AerCap Insider Trading Rules (filed as an exhibit to our Form 20-F for the year ended December 31, 2024 and incorporated herein by reference)

11.2	Insider Trading Rules (AerCap Business Partners) (filed as an exhibit to our Form 20-F for the year ended December 31, 2024 and incorporated herein by reference)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG, an independent registered public accounting firm

17.1	Subsidiary Issuers of Registered Guaranteed Securities

97.1	AerCap Holdings N.V. Incentive Compensation Recovery Policy (filed as an exhibit to our Form 20-F for the year ended December 31, 2023 and incorporated herein by reference)

101	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Consolidated Balance Sheets as of December 31, 2025 and 2024

(2) Consolidated Income Statements for the Years Ended December 31, 2025, 2024 and 2023

(3) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023

(5) Consolidated Statements of Equity for the Years Ended December 31, 2025, 2024 and 2023

(6) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	The cover page from the Company’s annual report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AERCAP HOLDINGS N.V.
By:	/s/ AENGUS KELLY
Aengus Kelly Chief Executive Officer
Date: February 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
AerCap Holdings N.V.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
As discussed in Note 5 to the consolidated financial statements, the Company had US$57.8 billion of flight equipment held for operating leases, net as of December 31, 2025. As discussed in Note 3 to the consolidated financial statements, when events or changes in circumstances indicate that flight equipment held for operating leases may be impaired, an evaluation is performed. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset group, an impairment loss, measured as the excess of the carrying value of the asset group over its estimated fair value, is recognized. The Company recognized an impairment charge for the year ended December 31, 2025 of $100.8 million.
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
Dublin, Ireland
February 12, 2026

AerCap Holdings N.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2025 and 2024

		As of December 31,
	Note	2025	2024
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,379,180	$1,209,226
Restricted cash	4	100,564	192,356
Trade receivables		48,499	68,073
Flight equipment held for operating leases, net	5	57,796,320	58,575,672
Investment in finance leases, net	6	1,807,494	1,208,585
Flight equipment held for sale	7	1,104,310	466,173
Maintenance rights and lease premium, net	8	1,677,407	2,129,993
Prepayments on flight equipment	31	4,272,766	3,460,296
Other intangibles, net	9	117,789	139,666
Deferred tax assets	16	172,877	261,004
Associated companies	10	1,315,306	1,128,894
Other assets	11	1,879,278	2,602,038
Total Assets		$71,671,790	$71,441,976
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,897,392	$1,774,827
Accrued maintenance liability	14	3,534,388	3,327,347
Lessee deposit liability		1,185,033	1,092,585
Debt	15	43,565,321	45,294,511
Deferred tax liabilities	16	3,166,165	2,767,874
Commitments and contingencies	31
Total Liabilities		53,348,299	54,257,144
Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of December 31, 2025 and 2024; 179,043,739 and 204,543,739 ordinary shares issued and 166,876,547 and 186,783,225 ordinary shares outstanding (including 4,135,620 and 5,072,382 shares of unvested restricted stock) as of December 31, 2025 and 2024, respectively	18, 28	2,267	2,558
Additional paid-in capital		3,517,963	5,809,276
Treasury shares, at cost (12,167,192 and 17,760,514 ordinary shares as of December 31, 2025 and 2024, respectively)		(1,467,321)	(1,425,652)
Accumulated other comprehensive (loss) income		(50,210)	42,683
Accumulated retained earnings		16,320,581	12,755,758
Total AerCap Holdings N.V. shareholders’ equity		18,323,280	17,184,623
Non-controlling interest		211	209
Total Equity		18,323,491	17,184,832
Total Liabilities and Equity		$71,671,790	$71,441,976

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$32,875	$51,170
Flight equipment held for operating leases and held for sale		2,626,159	2,856,682
Other assets		29,914	86,020

Accrued maintenance liability		$152,006	$145,510
Debt		1,113,533	1,216,981
Other liabilities		79,006	86,203
The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Income Statements
For the Years Ended December 31, 2025, 2024 and 2023

		Year Ended December 31,
	Note	2025	2024	2023
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	21, 24	$6,679,477	$6,377,181	$6,248,994
Maintenance rents and other receipts		689,993	626,816	611,326
Total lease revenue		7,369,470	7,003,997	6,860,320
Net gain on sale of assets		819,482	651,142	489,620
Other income	22	327,716	341,505	230,478
Total Revenues and other income		8,516,668	7,996,644	7,580,418
Expenses
Depreciation and amortization	5, 9	2,647,168	2,580,037	2,480,578
Net recoveries related to Ukraine Conflict	25	(1,490,431)	(194,750)	(1,287,972)
Asset impairment	26	100,838	49,766	86,855
Interest expense		1,981,928	1,990,732	1,806,442
Loss on debt extinguishment	15	4,932	13,450	4,097
Leasing expenses		647,571	810,358	756,438
Selling, general and administrative expenses	19, 20, 23	545,933	488,916	464,128
Total Expenses		4,437,939	5,738,509	4,310,566
Gain on investments at fair value	32	13,283	5,238	2,334
Income before income taxes and income of investments accounted for under the equity method		4,092,012	2,263,373	3,272,186
Income tax expense	16	(555,246)	(323,704)	(291,056)
Equity in net earnings of investments accounted for under the equity method		213,848	158,956	166,715
Net income		$3,750,614	$2,098,625	$3,147,845
Net (income) loss attributable to non-controlling interest		(2)	7	(11,754)
Net income attributable to AerCap Holdings N.V.		$3,750,612	$2,098,632	$3,136,091

Basic earnings per share	28	$21.78	$11.06	$13.99
Diluted earnings per share	28	$21.30	$10.79	$13.78

Weighted average shares outstanding—basic		172,180,968	189,830,813	224,216,801
Weighted average shares outstanding—diluted		176,115,641	194,489,171	227,656,343

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
	2025	2024	2023
	(U.S. Dollars in thousands)
Net income	$3,750,614	$2,098,625	$3,147,845
Other comprehensive (loss) income:
Net (loss) gain on derivatives (Note 12), net of tax of $15,438, $(5,420) and $14,425, respectively	(98,583)	32,065	(99,583)
Actuarial gain (loss) on pension obligations, net of tax of $(812), $(332) and $48, respectively	5,690	2,314	(339)
Total other comprehensive (loss) income	(92,893)	34,379	(99,922)

Comprehensive income	3,657,721	2,133,004	3,047,923
Comprehensive (income) loss attributable to non-controlling interest	(2)	7	(11,754)
Total comprehensive income attributable to AerCap Holdings N.V.	$3,657,719	$2,133,011	$3,036,169

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
	2025	2024	2023
	(U.S. Dollars in thousands)
Net income	$3,750,614	$2,098,625	$3,147,845
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,647,168	2,580,037	2,480,578
Net recoveries related to Ukraine Conflict	(1,490,431)	(194,750)	(1,269,471)
Asset impairment	100,838	49,766	86,855
Amortization of debt issuance costs, debt discount, debt premium and lease premium	174,387	223,649	253,003
Maintenance rights write-off (a)	158,059	342,933	328,239
Maintenance liability release to income	(227,385)	(163,405)	(203,440)
Net gain on sale of assets	(819,482)	(651,142)	(489,620)
Deferred tax expense	501,497	250,504	280,069
Share-based compensation	166,239	111,140	97,058
Collections of finance leases	322,025	367,173	407,204
Gain on investments at fair value	(13,283)	(5,238)	(2,334)
Loss on debt extinguishment	4,932	13,450	4,097
Other	(225,785)	165,357	(7,392)
Changes in operating assets and liabilities:
Trade receivables	19,536	5,852	56,442
Other assets	340,175	241,143	(128,459)
Accounts payable, accrued expenses and other liabilities	(15,980)	1,549	220,761
Net cash provided by operating activities	5,393,124	5,436,643	5,261,435
Purchase of flight equipment	(3,653,925)	(5,062,507)	(4,662,680)
Proceeds from sale or disposal of assets	2,871,562	2,674,974	2,121,507
Prepayments on flight equipment	(2,420,373)	(1,553,851)	(1,569,706)
Cash proceeds from insurance claim and related settlements	1,488,519	172,000	1,254,400
Net proceeds from loans receivable	105,112	72,458	(300,329)
Other	(55,425)	(27,281)	(26,160)
Net cash used in investing activities	(1,664,530)	(3,724,207)	(3,182,968)
Issuance of debt	5,351,843	7,641,379	6,550,992
Repayment of debt	(7,082,721)	(8,799,950)	(6,568,370)
Debt issuance and extinguishment costs paid, net of debt premium received	(55,343)	(106,512)	(85,408)
Maintenance payments received	969,885	920,932	817,229
Maintenance payments returned	(248,634)	(248,017)	(201,474)
Security deposits received	447,415	344,816	480,950
Security deposits returned	(304,869)	(224,846)	(256,015)
Redemption of non-controlling interest and dividends paid to non-controlling interest holders	—	—	(112,034)
Repurchase of shares and tax withholdings on share-based compensation	(2,538,200)	(1,520,320)	(2,637,589)
Dividends paid on ordinary shares	(192,437)	(139,991)	—
Net cash used in financing activities	(3,653,061)	(2,132,509)	(2,011,719)
Net increase (decrease) in cash, cash equivalents and restricted cash	75,533	(420,073)	66,748
Effect of exchange rate changes	2,629	(3,811)	1,948
Cash, cash equivalents and restricted cash at beginning of period	1,401,582	1,825,466	1,756,770
Cash, cash equivalents and restricted cash at end of period	$1,479,744	$1,401,582	$1,825,466

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
	2025	2024	2023
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,910,645	$1,806,214	$1,650,319

Income taxes paid, net
Ireland	243
Foreign jurisdictions:
China	16,596
The Netherlands	3,448
Bermuda	2,651
Other	3,169
Total foreign jurisdictions	25,864
Total income taxes paid, net	$26,107
Income taxes paid, net (prior to ASU 2023-09)		$34,032	$23,219

(a)Maintenance rights write-off consisted of the following:

End-of-lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$71,103	$144,726	$207,552
MR contract maintenance rights write-off offset by maintenance liability release	19,544	38,525	17,747
EOL contract maintenance rights write-off offset by EOL compensation received	67,412	159,682	102,940
Maintenance rights write-off	$158,059	$342,933	$328,239

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2025, 2024 and 2023
Non-Cash Investing and Financing Activities
Year ended December 31, 2025:
Flight equipment held for operating leases in the amount of $658 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $1.7 billion was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $142 million was settled with buyers upon sale or disposal of assets.
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

AerCap Holdings N.V. and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2025, 2024 and 2023

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
Dividends paid	—	—	—	—	—	—	—	(12,034)	(12,034)
Redemption of non-controlling interest	—	—	(22,953)	—	—	—	(22,953)	(77,047)	(100,000)
Repurchase of shares	—	—	—	(2,618,547)	—	—	(2,618,547)	—	(2,618,547)
Share cancellation	(34,803,606)	(348)	(2,001,587)	2,001,935	—	—	—	—	—
Share-based compensation	—	—	97,058	—	—	—	97,058	—	97,058
Ordinary shares issued, net of tax withholdings	—	—	(63,996)	52,006	—	(8,414)	(20,404)	—	(20,404)
Total comprehensive (loss) income	—	—	—	—	(99,922)	3,136,091	3,036,169	11,754	3,047,923
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046
Repurchase of shares	—	—	—	(1,473,743)	—	—	(1,473,743)	—	(1,473,743)
Dividends declared on ordinary shares	—	—	—	—	—	(145,583)	(145,583)	—	(145,583)
Share cancellation	(11,000,000)	(118)	(802,170)	802,288	—	—	—	—	—
Share-based compensation	—	—	111,140	—	—	—	111,140	—	111,140
Ordinary shares issued, net of tax withholdings	—	—	(94,250)	65,108	—	110	(29,032)	—	(29,032)
Total comprehensive income (loss)	—	—	—	—	34,379	2,098,632	2,133,011	(7)	2,133,004
Balance as of December 31, 2024	204,543,739	$2,558	$5,809,276	$(1,425,652)	$42,683	$12,755,758	$17,184,623	$209	$17,184,832
Repurchase of shares	—	—	—	(2,427,245)	—	—	(2,427,245)	—	(2,427,245)
Dividends declared on ordinary shares	—	—	—	—	—	(192,164)	(192,164)	—	(192,164)
Share cancellation	(25,500,000)	(291)	(2,192,218)	2,192,509	—	—	—	—	—
Share-based compensation	—	—	166,239	—	—	—	166,239	—	166,239
Ordinary shares issued, net of tax withholdings	—	—	(265,334)	193,067	—	6,375	(65,892)	—	(65,892)
Total comprehensive (loss) income	—	—	—	—	(92,893)	3,750,612	3,657,719	2	3,657,721
Balance as of December 31, 2025	179,043,739	$2,267	$3,517,963	$(1,467,321)	$(50,210)	$16,320,581	$18,323,280	$211	$18,323,491

The accompanying notes are an integral part of these Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing with 1,932 aircraft owned, managed or on order, over 1,200 engines (including engines owned and managed by SES), over 300 owned helicopters, and total assets of $72 billion as of December 31, 2025. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Memphis, Singapore, Miami, London, Dubai, Shanghai, Amsterdam and other locations.
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
We face significant competition and our business may be adversely affected if market participants change as a result of restructuring or bankruptcies, mergers and acquisitions, or new entities entering or exiting the industry. After a sustained period of relatively low inflation rates, rates of inflation increased significantly during 2022 and 2023, reaching recent historical highs across major economies, including the United States, the European Union, the United Kingdom and other countries, before stabilizing during 2024 and 2025. The increases in tariffs by the United States in the last year, the prospect of potential additional tariffs and retaliatory tariffs and the trade agreements between the United States and certain trading partners in recent months may lead to higher inflation in the future. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. Increased global inflation has contributed to rising interest rates, which may affect our lease revenues, our interest expense, the market value of our interest rate derivatives, and the market value of our flight equipment.
We are exposed to geopolitical, economic and legal risks associated with the international operations of our business and those of our lessees, including many of the economic and political risks associated with emerging markets. We are exposed to concentrated political and economic risks in certain geographical regions in which our lessees are concentrated. The Russian invasion of Ukraine and the impact of resulting sanctions by the United States, the European Union, the United Kingdom and other countries has adversely affected and may continue to affect our business and financial condition, results and cash flows. During the year ended December 31, 2025, we recognized net recoveries related to Ukraine Conflict of $1.5 billion, which primarily included recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our C&P Policy and the award of $234 million of interest on that judgment, as well as cash insurance settlement proceeds of $280 million pursuant to settlements in respect of the insurance policies of four Russian airlines covering 16 aircraft and one engine lost in Russia. Refer to Note 25—Net (recoveries) charges related to Ukraine Conflict and Note 31—Commitments and contingencies for further details.
The supply of commercial aircraft is dominated by Airbus S.A.S. (“Airbus”) and The Boeing Company (“Boeing”) and there are a limited number of engine manufacturers. There is a risk that disruptions, including supply chain issues, manufacturing and quality control issues, labor strikes, and any financial instability, at any of these manufacturers may affect our revenues, results of operations, net income and operating cash flows, as our ability to deliver new aircraft and engines to our lessees depends on these manufacturers timely fulfilling their contractual delivery obligations to us.

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
We test flight equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The quarterly impairment assessments are primarily triggered by potential sale transactions, leasing transactions, early-terminated leases, credit events impacting lessees or forecasted significant and permanent declines in the demand for asset types. The quantitative impairment test is performed at the lowest level for which identifiable cash flows are largely independent of other groups of assets, which is the individual asset, including the lease-related assets and liabilities of that asset, such as the maintenance rights assets, lease incentives, and maintenance liabilities (the “Asset Group”). If the sum of the expected undiscounted future cash flows is less than the carrying value of the Asset Group, an impairment loss is recognized. The loss is measured as the excess of the carrying value of the Asset Group over its estimated fair value.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
On an annual basis, we also perform an assessment of all assets older than five years, and other assets where necessary, which are held for operating leases to identify potential impairment by reference to estimated future cash flows at the Asset Group level, and perform a quantitative impairment test. We apply significant judgment in assessing whether an impairment is necessary and in estimating significant input assumptions including the future lease rates, maintenance cash flow forecasts, the residual value and the discount rate when performing quantitative impairment tests.
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
Investment in finance and sales-type leases, net (“Investment in finance leases, net”)
Investment in finance leases consists of sales-type leases. If a lease meets specific criteria under U.S. GAAP, we recognize the lease in investment in finance leases, net in our Consolidated Balance Sheets and de-recognize the asset from flight equipment held for operating lease. For sales-type leases, we recognize the difference between the asset carrying value and the amount recognized in investment in finance leases, net, in net gain on sale of assets in our Consolidated Income Statements. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the flight equipment on the lease termination date, less the unearned income and net of the allowance for credit losses. Expected unguaranteed residual values are based on our assessment of the values of the flight equipment and, if applicable, the estimated EOL payments expected at the expiration of the lease. The unearned income is recognized as lease revenue over the lease term, using the interest method to produce a constant yield over the life of the lease.
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
Income taxes
Income tax expense is comprised of both current and deferred taxes. We recognize income tax expense in our Consolidated Income Statements, our Consolidated Statements of Comprehensive Income, and in our Consolidated Statements of Equity to the extent that it relates to items recognized directly in equity. We recognize the benefit of tax positions only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We release tax effects from AOCI using a specific identification approach. We recognize interest and penalties related to income taxes in income tax expense (benefit) in our Consolidated Income Statements and as a liability in accounts payable, accrued expenses and other liabilities in our Consolidated Balance Sheets.
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
Accrued maintenance liability
We use the expense as incurred model for planned major maintenance. Under this method, the estimated maintenance costs are expensed in the period incurred in accordance with the underlying contracts. In many instances, there is a short-term timing difference between when we incur the expense and the actual payment of this liability to the third-party maintenance provider. When these timing differences occur, we recognize an expense and accrue the corresponding liability in the Accrued maintenance liability line item on our Consolidated Balance Sheets.

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
For all lease contracts acquired as part of the GE Capital Aviation Services (“GECAS”) and ILFC transactions, we determined the fair value of our maintenance liability, including lessor maintenance contributions, using the present value of the expected cash outflows. The discounted amounts are accreted in subsequent periods to their respective nominal values up until the expected maintenance event dates using the effective interest method. The accretion amounts are recorded as increases to interest expense in our Consolidated Income Statements.
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
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07—Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures (“ASU 2023-07”). ASU 2023-07 enhances segmental reporting through expanding the breadth and frequency of segment disclosures. The standard was effective for fiscal years beginning after December 15, 2023 and early adoption was permitted. During the fourth quarter of 2024, we adopted ASU 2023-07. The adoption did not have a material effect on the Company’s consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)
Accounting standard adopted during the year ended December 31, 2025
Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is designed to enhance the transparency and usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard was effective for fiscal years beginning after December 15, 2024 and early adoption was permitted. During the fourth quarter of 2025, we adopted ASU 2023-09 and the amendments have been applied on a prospective basis. The adoption of ASU 2023-09 did not have a material effect on the Company’s consolidated financial statements.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $101 million and $192 million as of December 31, 2025 and 2024, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Cash and cash equivalents	$1,379,180	$1,209,226
Restricted cash	100,564	192,356
Total cash, cash equivalents and restricted cash	$1,479,744	$1,401,582
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025	2024
Net book value at beginning of period	$58,575,672	$57,091,166
Additions	5,431,413	6,550,861
Depreciation	(2,613,483)	(2,548,219)
Disposals and transfers to held for sale	(2,838,130)	(2,210,815)
Transfers to/from investment in finance leases, net/inventory	(658,314)	(284,463)
Recoveries related to Ukraine Conflict (Note 25)	—	26,909
Impairments (Note 26)	(100,838)	(49,766)
Net book value at end of period	$57,796,320	$58,575,672

Accumulated depreciation and impairment as of December 31, 2025 and 2024, respectively:	$(16,122,764)	$(15,398,485)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
6. Investment in finance leases, net
Components of investment in finance leases, net as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
Future minimum lease payments to be received, net	$1,376,169	$1,189,932
Estimated residual values of leased flight equipment	1,138,541	516,550
Less: Unearned income	(694,940)	(487,729)
Less: Allowance for credit losses (Note 27)	(12,276)	(10,168)
	$1,807,494	$1,208,585
Investment in finance leases consists of sales-type leases of flight equipment and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related unearned income.
As of December 31, 2025, the cash flows receivable, including the estimated residual value at lease termination, from sales-type leases were as follows:

Cash flows receivable
2026	$551,622
2027	435,613
2028	347,056
2029	212,885
2030	139,192
Thereafter	828,342
Undiscounted cash flows receivable	$2,514,710
Less: Unearned income	(694,940)
Less: Allowance for credit losses (Note 27)	(12,276)
$1,807,494
During the years ended December 31, 2025, 2024 and 2023, we recognized interest income from investment in finance leases, net of $156 million, $96 million and $101 million, respectively, included in basic lease rents.

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
As of December 31, 2025, flight equipment with a total net book value of $1.1 billion was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $115 million will be assumed by the buyers of these assets upon consummation of the individual sale transactions.
As of December 31, 2024, flight equipment with a total net book value of $466 million was classified as flight equipment held for sale in our Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from lessees of approximately $64 million was assumed by the buyers of these assets upon consummation of the individual sale transactions.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Maintenance rights	$1,336,440	$1,669,742
Lease premium, net	340,967	460,251
	$1,677,407	$2,129,993
Movements in maintenance rights during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025	2024
Maintenance rights at beginning of period	$1,669,742	$2,099,513
EOL and MR contract maintenance rights expense	(71,103)	(144,726)
MR contract maintenance rights write-off due to maintenance liability release	(19,544)	(38,525)
EOL contract maintenance rights write-off due to cash receipt	(67,412)	(159,682)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(175,243)	(86,838)
Maintenance rights at end of period	$1,336,440	$1,669,742

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Maintenance rights and lease premium, net (Continued)

The following tables present details of lease premium assets and related accumulated amortization as of December 31, 2025 and 2024:

	As of December 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$790,042	$(449,075)	$340,967

	As of December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$907,995	$(447,744)	$460,251

Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above. The weighted average amortization period remaining for lease premium is 4.1 years.
During the years ended December 31, 2025, 2024 and 2023, we recorded amortization expense for lease premium assets of $115 million, $161 million and $178 million, respectively.
As of December 31, 2025, the estimated future amortization expense for lease premium assets was as follows:

Estimated amortization expense
2026	$103,099
2027	86,966
2028	72,877
2029	37,128
2030	25,740
Thereafter	15,157
$340,967
9. Other intangibles, net
Other intangibles consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Customer relationships, net	$113,706	$134,883
Other intangible assets	4,083	4,783
	$117,789	$139,666

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Other intangibles, net (Continued)

The following tables present details of customer relationships and related accumulated amortization as of December 31, 2025 and 2024:

	As of December 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(246,294)	$113,706

	As of December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(225,117)	$134,883
During the years ended December 31, 2025, 2024 and 2023, we recorded annual amortization expense for customer relationships of $21 million. The weighted average amortization period remaining for customer relationships is 5.4 years.
As of December 31, 2025, the estimated future amortization expense for customer relationships for the next five years is $21 million per year and $8 million thereafter.
10. Associated companies
As of December 31, 2025 and 2024, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of December 31, 2025	As of December 31,
		2025	2024
Shannon Engine Support Ltd (“SES”)	50.0	$1,166,236	$958,707
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	85,829	86,669
Other	9.5-39.3	63,241	83,518
		$1,315,306	$1,128,894
Our share of undistributed earnings of investments in which our ownership interest is less than 50% was $55 million and $56 million as of December 31, 2025 and 2024, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Loans receivable, net of allowance for credit losses (a)	$513,689	$595,640
Straight-line rents, prepaid expenses and other	506,031	592,032
Inventory	112,438	90,915
Lease incentives	100,401	133,660
Notes receivable, net of allowance for credit losses (b)	86,846	401,989
Investments	49,590	76,756
Operating lease right of use assets, net (Note 17)	39,395	45,970
Derivative assets (Note 12)	12,247	81,770
Other receivables, net	458,641	583,306
	$1,879,278	$2,602,038

(a)As of December 31, 2025 and 2024, we had an allowance for credit losses on loans receivable of $0.3 million and $0.5 million, respectively. Refer to Note 27—Allowance for credit losses for further details. During the years ended December 31, 2025, 2024 and 2023, we recognized interest income from loans receivable, net of allowance for credit losses of $51 million, $55 million and $35 million, respectively, included in other income.
(b)As of December 31, 2025 and 2024, we had an allowance for credit losses on notes receivable of nil and $200 million, respectively. Refer to Note 27—Allowance for credit losses for further details.

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
As of December 31, 2025, we had interest rate contracts outstanding with underlying variable benchmark interest rates of Term SOFR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of December 31, 2025 and 2024, we did not have cash collateral from counterparties and had not advanced any cash collateral to counterparties.
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
The following tables present notional amounts and fair values of derivatives outstanding as of December 31, 2025 and 2024:

	As of December 31,
	2025		2024
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$500,000	$3,471	$852,500	$11,216
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$1,705,000	$8,776	$4,475,000	$70,554
Total derivative assets		$12,247		$81,770

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)

	As of December 31,
	2025		2024
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as accounting cash flow hedges:
Interest rate contracts	$200,000	$3,327	$—	$—
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$4,905,000	$69,400	$1,655,000	$15,440
Total derivative liabilities		$72,727		$15,440

(a)The notional amount is excluded for interest rate contracts which are not yet effective.
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$(122,460)	$27,040	$(123,587)
Derivative premium and amortization	8,439	10,445	9,579
Income tax effect	15,438	(5,420)	14,425
Net (loss) gain on derivatives, net of tax	$(98,583)	$32,065	$(99,583)
We expect to reclassify approximately $18 million from AOCI as an increase in interest expense in our Consolidated Income Statements over the next 12 months.
The following table presents the effect of gains or losses related to derivatives recorded in interest expense in our Consolidated Income Statements for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
Derivatives not designated as accounting hedges:
Interest rate contracts	$(25,489)	$(34,319)	$(36,721)
Derivatives designated as accounting hedges:
Reclassification of amounts previously recorded within AOCI to interest expense	45,532	109,373	97,788
Net gain recognized in interest expense	$20,043	$75,054	$61,067

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Deferred revenue	$840,935	$829,839
Accounts payable and accrued expenses	562,773	465,665
Accrued interest	371,996	408,106
Derivative liabilities (Note 12)	72,727	15,440
Operating lease liabilities (Note 17)	48,961	55,777
	$1,897,392	$1,774,827
14. Accrued maintenance liability
Movements in accrued maintenance liability during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025	2024
Accrued maintenance liability at beginning of period	$3,327,347	$2,863,730
Maintenance payments received	969,885	920,932
Maintenance payments returned	(248,634)	(248,017)
Release to income upon sale	(142,276)	(31,758)
Release to income other than upon sale	(227,385)	(163,405)
Lessor contribution, top ups and other	(144,549)	(14,135)
Accrued maintenance liability at end of period	$3,534,388	$3,327,347

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of December 31, 2025, the principal amount of our outstanding indebtedness totaled $43.8 billion, excluding debt issuance costs, debt discounts and debt premium of $241 million, and our undrawn lines of credit were $11.0 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of December 31, 2025, we remained in compliance with the financial covenants across our various debt facilities.
The following table provides a summary of our indebtedness as of December 31, 2025 and 2024:

	As of December 31,
	2025						2024
Debt obligation	Collateral (number of assets) (a)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (b)	Maturity	Amount outstanding
Unsecured
AerCap Trust (c) & AICDC (d) Notes		$29,000,000	$—	$29,000,000	3.99%	2026-2041	$29,950,000
Revolving credit facilities (e)		9,950,000	9,925,000	25,000	5.39%	2027-2030	25,000
Other unsecured debt		5,220,452	—	5,220,452	5.01%	2027-2032	4,775,000
TOTAL UNSECURED		$44,170,452	$9,925,000	$34,245,452			$34,750,000
Secured
Export credit facilities (f)	40	1,003,129	—	1,003,129	3.18%	2026-2037	974,269
Institutional secured term loans & secured portfolio loans	190	5,292,379	—	5,292,379	4.87%	2027-2034	6,238,520
AerFunding Revolving Credit Facility	22	1,750,000	947,164	802,836	5.47%	2031	1,010,699
Other secured debt	78	341,693	129,227	212,466	5.76%	2026-2041	313,651
Fair value adjustment		—	—	42			356
TOTAL SECURED		$8,387,201	$1,076,391	$7,310,852			$8,537,495
Subordinated
Subordinated notes		2,250,000	—	2,250,000	6.63%	2055-2065	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(240,983)			(242,984)
	330	$54,807,653	$11,001,391	$43,565,321			$45,294,511

(a)The assets pledged as collateral include 242 aircraft, 83 engines and five helicopters.
(b)The weighted average interest rate for our floating-rate debt of $10.9 billion is calculated based on the applicable U.S. dollar SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(c)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(d)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(e)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(f)An additional $0.9 billion commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
As of December 31, 2025, all debt was issued or guaranteed by AerCap, with the exception of the AerFunding Revolving Credit Facility and the Glide Funding term loan facility.
Maturities of our debt financings (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium) as of December 31, 2025 were as follows:

Maturities of debt financing (a)
2026	$6,219,771
2027	7,349,675
2028	9,312,710
2029	4,836,895
2030	2,108,120
Thereafter	13,979,091
$43,806,262

(a)For further detail on debt maturities, please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Contractual obligations.”
During the years ended December 31, 2025, 2024 and 2023, we amortized as interest expense debt issuance costs, debt discounts and debt premium of $60 million, $63 million and $75 million, respectively.
AerCap Trust & AICDC Notes
From time to time, AerCap Trust and AICDC co-issue additional senior unsecured notes (the “AGAT/AICDC Notes”).
The following table provides a summary of the outstanding AGAT/AICDC Notes as of December 31, 2025:

Maturities of AGAT/AICDC Notes
2026	$5,250,000
2027	4,000,000
2028	6,050,000
2029	2,100,000
2030	1,450,000
Thereafter	10,150,000
$29,000,000
All of the AGAT/AICDC Notes bear interest at fixed rates ranging from 1.75% to 6.45%.
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
In October 2025, AerCap Trust and AICDC co-issued $600 million aggregate principal amount of 4.375% Senior Notes due 2030 and $600 million aggregate principal amount of 5.000% Senior Notes due 2035.
In January 2026, AerCap Trust and AICDC co-issued $900 million aggregate principal amount of 4.125% Senior Notes due 2029 and $850 million aggregate principal amount of 4.750% Senior Notes due 2033.
In February 2026, AerCap Trust and AICDC redeemed all of the then-outstanding $500 million aggregate principal amount of their 4.450% Senior Notes due 2026.
Revolving credit facilities
In March 2018, AerCap entered into a $950 million unsecured revolving and term loan facility (the “Asia Revolver”) with a maturity of March 2022. In March 2023, AerCap amended the Asia Revolver and extended its maturity to March 2027.
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”). In December 2025, AICDC amended and restated the Citi Revolver I, including increasing the size of the facility to $4.65 billion, extending its maturity to June 2030 and updating the commercial terms and financial covenants.
In March 2021, AerCap and AICDC entered into a second unsecured revolving credit facility (the “Citi Revolver II”). In December 2025, the Citi Revolver II was amended to reduce the size to $4.35 billion in addition to updating the commercial terms and the financial covenants such that the financial covenants of both the Citi Revolver I and the Citi Revolver II remain the same.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Other unsecured debt
In April 2025, we prepaid an $850 million unsecured term loan with a maturity of April 2026. We simultaneously amended and extended another unsecured facility. This facility was increased from $545 million to $1.5 billion and its maturity date was extended from March 2026 to January 2029.
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

	As of December 31,
	2025				2024
	Collateral (Number of assets) (a) (b)	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
Institutional secured term loans
Setanta	30	$700,000	5.42%	2028	$1,000,000
Hyperion	15	400,000	5.42%	2027	600,000
Secured portfolio loans
Rhenium	18	760,451	5.06%	2032	815,738
Archerfish	14	520,653	5.07%	2030	557,774
Cesium	14	420,252	5.17%	2028	493,744
Other secured facilities	99	2,491,023	4.48%	2027-2034	2,771,264
	190	$5,292,379			$6,238,520

(a)These loans are secured by a combination of aircraft and engines and the equity interests in the borrower and certain SPE subsidiaries of the borrower that own the aircraft and engines.
(b)The assets pledged as collateral include 177 aircraft and 13 engines.

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
In July 2025, we exercised our right to partially prepay both our Setanta and Hyperion term loans. We repaid $300 million and $200 million, respectively, of these loans.
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
AerFunding Revolving Credit Facility
AerFunding 1 Limited (“AerFunding”) is an SPE whose share capital is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated VIE formed for the purpose of acquiring aircraft assets. In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility which was subsequently increased in size and amended. In December 2025, AerFunding amended this facility, reducing its size by $500 million, updating its commercial terms and extending the revolving period to January 2029, following which there is a 24-month term-out period. The final maturity date of the AerFunding Revolving Credit Facility is January 2031.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Subordinated debt
The following table provides a summary of the outstanding subordinated debt as of December 31, 2025 and 2024:

	As of December 31,
	2025			2024
	Amount outstanding	Weighted average interest rate	Maturity	Amount outstanding
ECAPS Subordinated Notes (a)	$1,000,000	6.45%	2065	$1,000,000
2055 Subordinated Notes	750,000	6.95%	2055	750,000
2056 Subordinated Notes	500,000	6.50%	2056	—
2045 Subordinated Notes	—	—	—	500,000
	$2,250,000			$2,250,000

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
2045 Junior Subordinated Notes
In June 2015, AerCap Trust issued $500 million of junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”). The 2045 Junior Subordinated Notes bore interest at a fixed interest rate of 6.500% up to June 2025. In June 2025, AerCap Trust redeemed in full the $500 million aggregate principal amount of its 2045 Junior Subordinated Notes, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
AGAT/AICDC Junior Subordinated Notes
In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2055 (the “2055 Junior Subordinated Notes”). The 2055 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.950% and, from and including March 10, 2030 (the “First Reset Date”), will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 2.720%, to be reset on each subsequent five-year anniversary.
In April 2025, AerCap Trust and AICDC co-issued $500 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2056 (the “2056 Junior Subordinated Notes” and, together with the 2055 Junior Subordinated Notes, the “Junior Subordinated Notes”). The 2056 Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.500% and, from January 31, 2031 (the “First Reset Date”), will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 2.441%, to be reset on each subsequent five-year anniversary.
We may defer any interest payments on the Junior Subordinated Notes for up to 20 consecutive semi-annual interest payment periods. During any deferral period, interest will continue to accrue at the then-applicable interest rate on the Junior Subordinated Notes. The Junior Subordinated Notes are fully and unconditionally guaranteed on a junior subordinated basis by AerCap Holdings N.V. and certain of its subsidiaries.
We may, at our option, redeem the Junior Subordinated Notes before their respective maturity dates in whole or in part on any day in the period commencing on the date falling 90 days prior to the applicable First Reset Date and ending on and including the applicable First Reset Date, and on each subsequent interest payment date, at 100% of the principal amount being redeemed plus any accrued and unpaid interest thereon.
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
Income before income taxes and income of investments accounted for under the equity method for 2025 includes income of $3.9 billion relating to Ireland and income of $0.2 billion relating to other jurisdictions. Income before income taxes and income of investments accounted for under the equity method for 2024 includes income of $2.1 billion relating to Ireland and income of $0.2 billion relating to other jurisdictions. Income before income taxes and income of investments accounted for under the equity method for 2023 includes income of $3.2 billion relating to Ireland and income of $0.1 billion relating to other jurisdictions.
The following table presents our income tax expense (benefit) by significant tax jurisdiction for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Deferred tax expense, excluding the net change in valuation allowance
Ireland	$486,825	$261,669	$300,646
Other	23,120	3,691	28,572
	509,945	265,360	329,218
Deferred tax (benefit) expense related to the net change in valuation allowance
Ireland	(9,572)	16,360	957
Other	1,124	(31,216)	(50,106)
	(8,448)	(14,856)	(49,149)
Current tax expense (benefit)
Ireland	25,055	41,838	13,147
Other	28,694	31,362	(2,160)
	53,749	73,200	10,987
Total income tax expense (benefit)
Ireland	502,308	319,867	314,750
Other	52,938	3,837	(23,694)
	555,246	323,704	291,056

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following table provides a reconciliation of income tax expense at the domestic trading statutory income tax rate of 12.5% in Ireland, where the Company is tax resident, to income tax expense for the year ended December 31, 2025:

	Year Ended December 31, 2025
Income tax expense at statutory income tax rate of 12.5%	$511,502	12.5%

Domestic reconciling items:
Non-taxable and non-deductible items	5,256	0.1%
Tax credits	(2,786)	(0.1%)
Changes in valuation allowances	(9,572)	(0.2%)
Other reconciling items	21,347	0.6%

Foreign reconciling items	29,484	0.7%

Changes in worldwide unrecognized tax benefits	15	—
	43,744	1.1%
Income tax expense	$555,246	13.6%

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following table provides a reconciliation of income tax expense at the domestic trading statutory income tax rate of 12.5% in Ireland, where the Company is tax resident, to income tax expense for the years ended 2024 and 2023, as previously disclosed prior to the adoption of ASU 2023-09:

	Year Ended December 31,
	2024			2023
Income tax expense at statutory income tax rate of 12.5%	$282,922	12.5%		$409,023	12.5%

Foreign rate differential	14,412	0.6%		6,025	0.2%
Pillar Two top-up taxes	42,598	1.9%	(a)	—	—
Withholding tax borne	22,557	1.0%	(b)	12,716	0.4%
Entities taxable at a higher Irish rate	(16,321)	(0.7%)	(c)	(1,788)	(0.1%)
Other reconciling items	(7,608)	(0.3%)	(d)	3,347	0.1%	(f)
Remeasurement of deferred taxes	—	—		(43,806)	(1.3%)	(g)
Gains not taxable	—	—		(45,312)	(1.4%)	(h)
Valuation allowance	(14,856)	(0.7%)	(e)	(49,149)	(1.5%)
	40,782	1.8%		(117,967)	(3.6%)
Income tax expense	$323,704	14.3%		$291,056	8.9%

(a)This amount relates to 2024 top-up taxes arising in respect of Pillar Two in Ireland.
(b)Withholding taxes relate to cross-border payments made to group entities that are subject to withholding taxes.
(c)A higher rate of taxation of 25% applies to certain Irish tax resident entities. Some of our entities with a 25% Irish tax rate incurred a loss during the year and therefore their losses have been valued at 25%.
(d)The 2024 other reconciling items included the following tax-effected amounts: non-deductible interest expense of $10 million, unrecognized tax benefit release of $8 million which is discussed further below and other items of $10 million.
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The following tables provide details regarding the principal components of our deferred tax assets and liabilities by significant jurisdiction as of December 31, 2025 and 2024:

	As of December 31, 2025
	Ireland	Other	Total
Deferred tax assets
Flight equipment	$7,103	$792	$7,895
Other intangibles	—	66,707	66,707
Deferred losses on sale of assets	—	3,891	3,891
Operating loss and tax credit carryforwards	1,429,696	123,144	1,552,840
Other	619	9,104	9,723
Total deferred tax assets	1,437,418	203,638	1,641,056
Valuation allowance	(24,030)	(23,478)	(47,508)
Deferred tax assets, net of valuation allowance	$1,413,388	$180,160	$1,593,548

Deferred tax liabilities
Flight equipment	$(4,454,453)	$(103,510)	$(4,557,963)
Other intangibles	(14,724)	—	(14,724)
Other	(8,288)	(5,861)	(14,149)
Total deferred tax liabilities	$(4,477,465)	$(109,371)	$(4,586,836)

Total net deferred tax (liabilities) assets	$(3,064,077)	$70,789	$(2,993,288)

	As of December 31, 2024
	Ireland	Other	Total
Deferred tax assets
Flight equipment	$7,285	$3,639	$10,924
Other intangibles	—	72,702	72,702
Deferred losses on sale of assets	—	8,137	8,137
Operating loss and tax credit carryforwards	1,713,394	108,108	1,821,502
Other	1,332	16,056	17,388
Total deferred tax assets	1,722,011	208,642	1,930,653
Valuation allowance	(33,601)	(22,355)	(55,956)
Deferred tax assets, net of valuation allowance	$1,688,410	$186,287	$1,874,697

Deferred tax liabilities
Flight equipment	$(4,264,191)	$(86,207)	$(4,350,398)
Other intangibles	(17,458)	—	(17,458)
Other	(6,421)	(7,290)	(13,711)
Total deferred tax liabilities	$(4,288,070)	$(93,497)	$(4,381,567)

Total net deferred tax (liabilities) assets	$(2,599,660)	$92,790	$(2,506,870)

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
The net deferred tax liabilities as of December 31, 2025 of $3.0 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $173 million and as deferred tax liabilities of $3.2 billion.
The net deferred tax liabilities as of December 31, 2024 of $2.5 billion were recognized in our Consolidated Balance Sheet as deferred tax assets of $261 million and as deferred tax liabilities of $2.8 billion.
The following table presents the movements in the valuation allowance for deferred tax assets during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Valuation allowance at beginning of period	$55,956	$70,812	$119,961
Increase of allowance included in income tax expense	5,811	21,396	2,035
Decrease of allowance included in income tax expense	(14,259)	(36,252)	(51,184)
Net decrease in valuation allowance	(8,448)	(14,856)	(49,149)
Valuation allowance at end of period	$47,508	$55,956	$70,812
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
During the year ended December 31, 2025, the Company released a net valuation allowance of $8 million as an income tax benefit. The Company determined that the positive evidence outweighed the negative evidence in certain tax-paying components of the business, resulting in valuation allowance releases. It is possible that within the next 12 months there may be sufficient positive evidence to release a portion of the remaining valuation allowance. Release of a portion of the remaining valuation allowance would result in a benefit to income tax expense for the period in which the release is recorded, which could have an impact on net earnings. The timing and amount of the potential valuation allowance release are subject to significant management judgment, as well as prospective earnings in Ireland and certain foreign entities and jurisdictions.
The income tax benefit included in the net change in valuation allowance primarily relates to an Irish valuation allowance release. In relation to the Irish valuation allowance release of $10 million, the full release relates to utilizing operating loss carryforwards during the current year that were offset by a valuation allowance at the beginning of the year.
During the year ended December 31, 2024, the Company released a net valuation allowance of $15 million as an income tax benefit. The income tax benefit included in the net change in valuation allowance primarily related to a U.S. valuation allowance release. In relation to the U.S. valuation allowance release, $6 million related to the utilization of operating loss carryforwards during 2024 that had been offset by a valuation allowance at the beginning of that year and $26 million related to adjustments to the beginning of that year valuation allowance due to a change in circumstances that resulted in a change in judgment about the realizability of the deferred tax asset in future years.
During the year ended December 31, 2023, the Company released a net valuation allowance of $49 million as an income tax benefit.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
As of December 31, 2025, 2024 and 2023, we had $0.1 million, $0.1 million and $17 million, respectively, of unrecognized tax benefits. A reconciliation of the beginning to ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2025	2024	2023
Balance at beginning of period	$120	$16,740	$31,838
Increases related to prior year tax positions	15	7	—
Decreases related to prior year tax positions	—	(7,860)	(5,648)
Increases related to current year tax positions	—	—	113
Settlements	—	(8,767)	—
Lapse of statute	—	—	(9,563)
Balance at end of period	$135	$120	$16,740
Substantially all of the unrecognized tax benefits as of December 31, 2025, if recognized, would affect our effective tax rate. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.
Our major tax jurisdiction is Ireland, where our tax returns are open for examination from 2021 forward.
Global Tax Reform
In 2021, the European Commission published an EU Directive (the “EU Minimum Tax Directive”) to incorporate the Pillar Two minimum tax rate rules into EU law, which Ireland has enacted into domestic legislation. In Ireland, the EU Minimum Tax Directive has been implemented by means of a top-up tax to achieve an effective rate of 15% that became effective on January 1, 2024. Further guidance from the OECD and the Irish tax authorities in relation to these rules is expected to be published in the future. It is possible that the Irish tax authorities will seek to further refine or change the Irish tax rules regarding Pillar Two given that it is a new development in Irish tax law. It is also possible that the OECD will release further guidance in the future on Pillar Two. As an example, on January 5, 2026, new guidance was released by the OECD as to how these rules could apply to U.S.-headquartered groups. It is difficult to determine the degree to which any future guidance or changes in law could alter the operation of this tax, and any such developments may have an adverse impact on our effective tax rate and cash tax liabilities in future periods.
Ireland
Since 2006, the enacted Irish trading corporate income tax rate has been 12.5%. Some of our Irish tax-resident operating subsidiaries have significant operating loss carryforwards as of December 31, 2025, which give rise to deferred tax assets. These operating loss carryforwards of $11.3 billion do not expire with time. In addition, the vast majority of our Irish tax-resident subsidiaries are entitled to accelerated aircraft depreciation for income tax purposes and to shelter net taxable income with the surrender of losses on a current year basis within the Irish tax group. Based on projected taxable profits in our Irish subsidiaries, we expect to recover the majority of the value of our Irish deferred tax assets and we have not recognized a valuation allowance against these assets, with the exception of $6 million, as of December 31, 2025. We also have $18 million of tax credit carryforwards, which do not expire with time, available in Ireland. A valuation allowance has been recognized in full against these tax credit carryforwards.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Income taxes (Continued)
United States
As of December 31, 2025, we had U.S. federal net operating carryforwards of $483 million, of which $160 million expire between 2028 and 2038 and $323 million are available to offset future federal taxable income indefinitely. Additionally, of the $160 million of net operating loss carryforwards with defined expiration dates, $52 million are subject to annual limitations under Internal Revenue Code Section 382. As of December 31, 2025, we had net operating loss carryforwards for state income tax purposes of $94 million, of which $47 million expire between 2026 and 2055 and $47 million are available to offset future state taxable income indefinitely.
17. Leases
We lease office space in a number of locations globally under operating lease arrangements, and in limited instances may enter into operating or finance leases for flight equipment. Our leases have remaining lease terms of up to 16 years, and in some cases we have options to extend the lease terms for up to 10 years. Our finance lease arrangements may be terminated prior to their original expiration date at our discretion.
As of December 31, 2025 and 2024, operating lease ROU assets net of lease incentives and lease deficiencies included in other assets were $39 million and $46 million, respectively, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $49 million and $56 million, respectively. As of December 31, 2025 and 2024, finance lease liabilities included in other secured debt were $126 million and $136 million, respectively.
As of December 31, 2025 and 2024, supplemental balance sheet information related to leases was as follows:

	December 31, 2025		December 31, 2024
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease term (years)	5.3	11.7	5.6	12.7
Weighted average discount rate	6.8%	6.5%	6.6%	6.5%
As of December 31, 2025, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2026	$12,312	$12,207
2027	13,160	12,207
2028	13,412	12,207
2029	11,309	12,207
2030	8,763	12,207
Thereafter	9,848	139,868
Total lease payments	$68,804	$200,903
Less: Imputed interest	(19,843)	(75,093)
Present value of lease liabilities	$48,961	$125,810

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Equity
Share repurchase programs
The following table presents our share repurchase programs for the years ended December 31, 2025 and 2024:

Program approval date	Program end date	Authorized amount	Program completion date
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	March 8, 2024
February 2024	September 30, 2024	500,000	August 5, 2024
May 2024	December 31, 2024	500,000	November 14, 2024
September 2024	December 31, 2025	500,000	March 7, 2025
February 2025	December 31, 2025	1,000,000	August 22, 2025
April 2025	December 31, 2025	500,000	September 11, 2025
September 2025	June 30, 2026	750,000	Not yet completed
December 2025	June 30, 2026	1,000,000	Not yet completed
During the year ended December 31, 2025, we repurchased an aggregate of 22.1 million of our ordinary shares under our share repurchase programs at an average price of $109.92 per ordinary share.
During the year ended December 31, 2024, we repurchased an aggregate of 16.8 million of our ordinary shares under our share repurchase programs at an average price of $87.80 per ordinary share.
During the year ended December 31, 2025, our Board of Directors cancelled 25.5 million ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
During the year ended December 31, 2024, our Board of Directors cancelled 11.0 million ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
Dividends on ordinary shares
Since 2024, we have paid a cash dividend on a quarterly basis. We expect to continue to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance, distributable reserves and cash flows.
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on April 3, 2025, to shareholders of record as of the close of business on March 12, 2025. In April 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on June 5, 2025, to shareholders of record as of the close of business on May 14, 2025. In July 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on September 4, 2025, to shareholders of record as of the close of business on August 13, 2025. In October 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, which was paid on December 4, 2025, to shareholders of record as of the close of business on November 12, 2025.
In February 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of March 19, 2026, to shareholders of record as of the close of business on February 25, 2026.

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
The Equity Incentive Plan 2014 and Equity Incentive Plan 2012 are collectively referred to herein as “AerCap Equity Plans.”
The terms and conditions, including the vesting conditions, of the equity awards granted under AerCap Equity Plans are determined by the Nomination and Compensation Committee and, for our directors, by the Board of Directors in line with the remuneration policies approved by the General Meeting of Shareholders. The vesting periods of the majority of equity awards range between three and five years. The majority of our long-term equity awards are subject to long-term performance vesting criteria, based on the Company’s EPS target over the specified periods, in order to promote and encourage superior performance over a prolonged period of time. Our Chief Executive Officer receives an annual equity award as part of his compensation package. All outstanding awards of restricted stock units are convertible into ordinary shares of the Company at a ratio of one-to-one, prior to deduction for payroll withholding taxes, if applicable. Ordinary shares subject to outstanding equity awards, which are not issued or delivered by reason of, amongst others, the cancellation or forfeiture of such awards or the withholding of such ordinary shares to settle tax obligations, shall again be available under the AerCap Equity Plans.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Share-based compensation (Continued)
The following table presents movements in the outstanding restricted stock units and restricted stock under the AerCap Equity Plans during the year ended December 31, 2025:

	Year Ended December 31, 2025
	Number of service-based restricted stock units and restricted stock	Number of performance-based restricted stock units and restricted stock	Weighted average grant date fair value of service-based grants ($)	Weighted average grant date fair value of performance-based grants ($)
Number at beginning of period	2,419,993	4,284,948	$60.70	$56.81
Granted (a)	1,503,215	2,071,038	102.02	95.01
Vested (b)	(1,048,621)	(2,863,296)	80.33	52.58
Forfeited	(43,991)	(55,217)	75.10	74.18
Number at end of period	2,830,596	3,437,473	$75.15	$83.07

(a)Includes 2,806,828 shares of restricted stock granted under the AerCap Equity Plans, of which 1,886,835 shares of restricted stock were issued, with the remaining 919,993 ordinary shares being withheld and applied to pay the taxes involved. As part of the 919,993 ordinary shares withheld to pay for taxes, 501,687 ordinary shares were treated as granted and subsequently vested on the grant date under specific Irish tax legislation. As a result, we recognized an expense of $51 million on the grant dates associated with these ordinary shares.
(b)391,720 restricted stock units, which were previously granted under the AerCap Equity Plans, vested. In connection with the vesting of the restricted stock units, the Company issued, in full satisfaction of its obligations, 269,712 ordinary shares to the holders of these restricted stock units, with the remainder being withheld and applied to pay the taxes in respect of those awards. Restrictions on 3,018,510 shares of restricted stock (2,810,898 shares of restricted stock net of withholding for taxes) lapsed during the period. In addition, 501,687 ordinary shares were treated as granted and subsequently vested on the grant dates, as described in (a) above.
In general, the amount of share-based compensation expense is determined by reference to the fair value of the restricted stock units or restricted stock on the grant date, based on the trading price of the Company’s shares on the grant date and reflective of the probability of vesting. The share-based compensation expense was $166 million and $111 million, and the related income tax benefit was $26 million and $19 million, for the years ended December 31, 2025 and 2024, respectively.
The following table presents our expected share-based compensation expense based on existing grants, assuming that the established performance criteria are met and that no forfeitures occur:

Expected share-based compensation expense
(U.S. Dollars in millions)
2026	$106.1
2027	85.4
2028	73.9
2029	37.1
2030	7.9

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Post-retirement benefit plans
We provide separate defined benefit pension plans covering a small number of our employees based on years of service and pensionable pay. These plans are funded through contributions by the Company and invested in trustee administered funds. These plans are now closed to new participants and ceased accruing benefits for existing participants after December 31, 2022. Other assets as of December 31, 2025 and 2024 included assets of $23 million and $13 million, respectively, related to the defined benefit position in respect of these pension plans.
We operate defined contribution pension plans for our employees. These plans do not have a material impact on our Consolidated Balance Sheets or Consolidated Income Statements.
21. Geographic information
The following table presents the percentage of lease revenue attributable to individual countries representing at least 10% of our total lease revenue in any year presented, based on each lessee’s principal place of business, for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
United States	$1,130,468	15.3%	$1,101,624	15.7%	$1,087,541	15.9%
China (a)	1,017,437	13.8%	1,060,443	15.1%	1,153,435	16.8%
Other countries (b)	5,221,565	70.9%	4,841,930	69.2%	4,619,344	67.3%
Total	$7,369,470	100.0%	$7,003,997	100.0%	$6,860,320	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our lease revenue.
The following table presents the percentage of long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance leases, net and maintenance rights assets, attributable to individual countries representing at least 10% of our total long-lived assets in any year presented, based on each lessee’s principal place of business, as of December 31, 2025 and 2024:

	As of December 31,
	2025		2024
	Amount	%	Amount	%
United States	$8,606,623	13.9%	$9,419,796	15.2%
China (a)	7,271,504	11.7%	8,196,116	13.3%
Other countries (b)	46,071,206	74.4%	44,206,728	71.5%
Total	$61,949,333	100.0%	$61,822,640	100.0%

(a)Includes mainland China, Hong Kong and Macau.
(b)No individual country within this category, including Ireland, where our headquarters is located, accounts for more than 10% of our long-lived assets.
During the years ended December 31, 2025, 2024 and 2023, we had no lessees that represented more than 10% of total lease revenue.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Other income
Other income consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Interest and other income	$278,135	$304,022	$196,663
Management fees	49,581	37,483	33,815
	$327,716	$341,505	$230,478
23. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Personnel expenses	$231,516	$214,073	$208,715
Share-based compensation	166,239	111,140	97,058
Professional services	40,178	44,824	40,251
Travel expenses	37,284	33,571	38,700
Office expenses	31,127	32,150	25,307
Other expenses	39,589	53,158	54,097
	$545,933	$488,916	$464,128
24. Lease revenue
Our current operating lease agreements expire up to and over the next 14 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft, engines and helicopters as of December 31, 2025 were as follows:

Contracted minimum future lease payments receivable
2026	$6,599,733
2027	6,187,029
2028	5,650,264
2029	5,124,589
2030	4,618,120
Thereafter	14,928,566
$43,108,301

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
During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment of $3.2 billion, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remained in Russia and Ukraine at the time, and impairment losses with respect to the assets we recovered from Russian and Ukrainian airlines. The termination of the leasing of our leased fleet in Russia also resulted in reduced revenues and operating cash flows.
During the year ended December 31, 2025, we recognized recoveries of $1.5 billion, which primarily included recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our C&P Policy and the award of $234 million of interest on that judgment, as well as cash insurance settlement proceeds of $280 million pursuant to settlements in respect of the insurance policies of four Russian airlines covering 16 aircraft and one engine lost in Russia. Following recoveries of $1.3 billion in 2023 and $195 million in 2024, these recoveries bring our total pre-tax recoveries relating to the Ukraine Conflict since 2023 to approximately $3.0 billion. Certain claims against the insurers and reinsurers under our former Russian lessees’ insurance and reinsurance policies remain ongoing in the London Commercial Court. Refer to Note 31—Commitments and contingencies for further details on these legal proceedings.
Net recoveries related to Ukraine Conflict consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	Year ended 31 December,
	2025	2024	2023
	(U.S. Dollars in millions)
Insurance proceeds and interest	$(1,488)	$(172)	$(1,254)
Net recoveries of flight equipment	(2)	(23)	(15)
Letters of credit receipts and other collections	—	—	(19)
Net recoveries related to Ukraine Conflict	$(1,490)	$(195)	$(1,288)

26. Asset impairment
During the years ended December 31, 2025, 2024 and 2023, we recognized impairment charges of $101 million, $50 million and $87 million, respectively, related to sales transactions, lease amendments or lease terminations which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Allowance for credit losses
Movements in the allowance for credit losses during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31, 2025
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$10,168	$200,343	$478	$210,989
Current period (decrease) increase in provision for expected credit losses	2,108	(74,757)	(149)	(72,798)
Amounts charged against the allowance	—	(125,586)	—	(125,586)
Allowance for credit losses at end of period	$12,276	$—	$329	$12,605

	Year Ended December 31, 2024
	Investment in finance leases	Notes receivable	Loans receivable	Total
Allowance for credit losses at beginning of period	$8,924	$24,274	$689	$33,887
Current period increase (decrease) in provision for expected credit losses	1,244	176,069	(211)	177,102
Amounts charged against the allowance	—	—	—	—
Allowance for credit losses at end of period	$10,168	$200,343	$478	$210,989
During the year ended December 31, 2025, we decreased our allowance for credit losses by $73 million, net, and recognized amounts charged against the allowance of $126 million with respect to one of our lessees. During the year ended December 31, 2024, we increased our allowance for credit losses by $177 million, net, primarily reflecting an increase in our provision with respect to notes receivable.
Substantially all our Financing Receivables portfolio is secured lending and we assess the overall quality of the portfolio based on Financing Receivables by airline customer risk rating as defined below. Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our Financing Receivables portfolio. We stratify our Financing Receivables portfolio into three categories: A, B and C. Category A is considered an excellent or high-credit-quality airline customer; Category B is considered a good-credit-quality airline customer; and those airline customers in Category C are considered marginal. An internal risk rating is developed for our airline customers, which is based upon our proprietary model using data derived from the airline customer financial statements and other relevant data points that may impact our airline customer’s ability to honor its financial commitments. The frequency of rating updates is established by our credit risk policy, which requires periodic monitoring and at least an annual review. The latest credit rating review was performed as of December 31, 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Allowance for credit losses (Continued)
The tables below present Financing Receivables carried at amortized cost basis, gross of allowance for credit losses, grouped into the three credit risk categories for the years ended December 31, 2025 and 2024.

	As of December 31, 2025
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$590	$520	$710	$1,820
Notes receivable	—	2	85	87
Loans receivable	—	29	485	514
Total	$590	$551	$1,280	$2,421

	As of December 31, 2024
	Category A	Category B	Category C	Total
	(U.S. Dollars in millions)
Investment in finance leases	$214	$562	$443	$1,219
Notes receivable	—	53	549	602
Loans receivable	10	18	568	596
Total	$224	$633	$1,560	$2,417

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Earnings per share
Basic EPS is calculated by dividing net income (loss) by the weighted average number of our ordinary shares outstanding, which excludes 4,135,620, 5,072,382 and 4,561,249 shares of unvested restricted stock as of December 31, 2025, 2024 and 2023, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 139,781, 161,020 and 372,250 for the years ended December 31, 2025, 2024 and 2023, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended December 31,
	2025	2024	2023
Net income for the computation of basic EPS	$3,750,612	$2,098,632	$3,136,091
Weighted average ordinary shares outstanding—basic	172,180,968	189,830,813	224,216,801
Basic EPS	$21.78	$11.06	$13.99

	Year Ended December 31,
	2025	2024	2023
Net income for the computation of diluted EPS	$3,750,612	$2,098,632	$3,136,091
Weighted average ordinary shares outstanding—diluted	176,115,641	194,489,171	227,656,343
Diluted EPS	$21.30	$10.79	$13.78
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of December 31, 2025, 2024 and 2023 were as follows:

	As of December 31,
	2025	2024	2023
	Number of ordinary shares
Ordinary shares issued	179,043,739	204,543,739	215,543,739
Treasury shares	(12,167,192)	(17,760,514)	(13,050,571)
Ordinary shares outstanding	166,876,547	186,783,225	202,493,168
Shares of unvested restricted stock	(4,135,620)	(5,072,382)	(4,561,249)
Ordinary shares outstanding, excluding shares of unvested restricted stock	162,740,927	181,710,843	197,931,919

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
During the year ended December 31, 2025, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of December 31, 2025 and 2024, substantially all assets and liabilities presented in our Consolidated Balance Sheets were held in consolidated VIEs.
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
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs and Ex-Im financing vehicles. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
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
As of December 31, 2025, AerFunding had $803 million outstanding under a secured revolving credit facility and $2.3 billion of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Carrying value of debt and equity investments	$94,832	$112,193
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

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

30. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the years ended December 31, 2025, 2024 and 2023, we recognized lease rental income from SES of $213 million, $147 million, and $124 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from, or paid to, other related parties for management fees, dividends and contributions for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Management fees and other	$15,217	$11,781	$11,074
Dividends	34,786	13,325	10,933
Contributions	(7,349)	(12,548)	(4,509)
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the year ended December 31, 2025, we entered into a portfolio sale agreement to sell 18 engines to EVAL. As of December 31, 2025, 17 of the engines sales had been completed. The remaining sale was completed in January 2026.
During the year ended December 31, 2024, we entered into a portfolio sale agreement to sell 16 engines to EVAL and completed the sale of 14 engines under this agreement. The remaining sales were completed in January 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Commitments and contingencies
Flight equipment on order
As of December 31, 2025, we had commitments to purchase 283 new aircraft scheduled for delivery through 2031. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2025, we also had commitments to purchase 35 new engines and 12 new helicopters for delivery through 2027. As of December 31, 2025, we had made non-refundable deposits on these purchase commitments (exclusive of capitalized interest and fair value adjustments) of approximately $3.9 billion.
A portion of the aggregate purchase price for the acquisition of flight equipment will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend on the final purchase price of the asset, which can vary due to a number of factors, including inflation.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
	2025	2024
Prepayments on flight equipment at beginning of period	$3,460,296	$3,576,187
Prepayments and additions during the period, net	2,251,405	1,418,813
Interest paid and capitalized during the period, net	145,970	122,467
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,584,905)	(1,657,171)
Prepayments on flight equipment at end of period	$4,272,766	$3,460,296
During the year ended December 31, 2025, we incurred $146 million of interest expense, which was fully capitalized.
The following table presents our contractual commitments for the purchase of flight equipment as of December 31, 2025:

	2026	2027	2028	2029	2030	Thereafter	Total
	(U.S. Dollars in millions)
Purchase obligations (a)	$5,249.1	$4,252.5	$2,116.1	$1,713.3	$978.5	$1,154.8	$15,464.3

(a)As of December 31, 2025, we had commitments to purchase 283 aircraft (including six purchase-and-leaseback transactions), 35 engines and 12 helicopters through 2031. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. In addition to the contractual commitments presented above, we have options to purchase up to 45 A320neo Family aircraft from Airbus. As these are options and not contractual commitments, they are not included in the table above.

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
Contingent and possessed insurance policy litigation and operator insurance and reinsurance policies litigation
On June 9, 2022, AerCap Ireland (as representative claimant on its own behalf and on behalf of all other insureds under its C&P Policy) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. On June 11, 2025, the Commercial Court awarded AerCap Ireland approximately $1.0 billion under the Aviation “War and Allied Perils” Coverage section of its C&P Policy in respect of this claim. Following a hearing in September 2025, the Commercial Court in London also awarded AerCap Ireland interest on the judgment amount and denied the insurers under the “War and Allied Perils” Coverage section of our C&P Policy permission to appeal its decision of June 11, 2025. The insurers have since sought permission from the Court of Appeal of England and Wales to appeal the June 11, 2025 judgment in favor of AerCap and the subsequent interest award. We are awaiting a ruling on whether an appeal will be allowed to proceed and if so, on what grounds. If the insurers ultimately prevail upon appeal, we may be required to repay up to approximately $1.2 billion, plus applicable interest. Based on our current assessment, we do not consider this outcome to be probable. While the ultimate resolution of litigation is inherently uncertain, we believe our assessment reflects the most likely outcome based on the present facts and circumstances.
In parallel with the C&P Policy claim, in 2023 and 2024 AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various Russian insurers under the Russian airlines’ insurance policies (the “Operator Insurance Policies”) and against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine (the “Operator Reinsurance Proceedings”). The claims were originally brought under the All Risks Operator (Re)insurance Policies and the War Risks Operator (Re)insurance Policies. Following the June 11, 2025 judgment (addressed above), AerCap Ireland’s claims under the All Risk Operator (Re)insurance Policies were discontinued in 2025. Several of AerCap Ireland’s claims in the Operator Reinsurance Proceedings were also discontinued between 2023 and 2025 following settlements with Russian insurers of several Russian airlines. As of December 31, 2025, the remaining pleaded claims of AerCap Ireland and its affiliates against the “War Risks” reinsurers in the Operator Reinsurance Proceedings were for an aggregate amount of approximately $1.1 billion plus interest, before allowances are made for any potential reductions arising from the June 11, 2025 judgment in the C&P Policy claim, the share of the limits eventually available to AerCap Ireland and its affiliates under the respective Operator Reinsurance Policies and any sums to which the relevant insurers under the C&P Policy may be entitled pursuant to subrogated or other rights. The Operator Reinsurance Proceedings are currently scheduled for a trial starting in October 2026.
We intend to continue to vigorously pursue our claims under the Operator Reinsurance Proceedings. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of December 31, 2025, in respect of these Operator Reinsurance Proceedings.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
31. Commitments and contingencies (Continued)
VASP litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. Following VASP’s defaults on its lease obligations in 1992, we repossessed our aircraft and engines. VASP challenged this and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession. Since then, we have defended this case in the Brazilian courts through various motions and appeals. In 2017, a Brazilian court decided that VASP had suffered no damages as a result of the contested repossession of our equipment. VASP’s subsequent appeals have been denied to date and we believe, and have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevailed on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

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
Assets and liabilities measured at fair value on a recurring basis
As of December 31, 2025 and 2024, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
As of December 31, 2025 and 2024, we held investments at fair value of $49 million and $75 million, respectively. The valuations of our investments were primarily classified as Level 3 as of December 31, 2025. The valuations of our investments were primarily classified as Level 1 as of December 31, 2024. There were no transfers between fair value hierarchy levels during the years ended December 31, 2025 and 2024. During the years ended December 31, 2025, 2024 and 2023, we recognized gains on investments at fair value of $13 million, $5 million and $2 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2025 and 2024:

	December 31, 2025
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$12,247	$—	$12,247	$—
Investments, at fair value	49,218	12,996	—	36,222

Liabilities
Derivative liabilities	$72,727	$—	$72,727	$—

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$81,770	$—	$81,770	$—
Investments, at fair value	75,496	75,496	—	—

Liabilities
Derivative liabilities	$15,440	$—	$15,440	$—
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
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the year ended December 31, 2025, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$329,008	Income approach	Discount rate	7.5%
			Non-contractual cash flows as a % of total cash flows	84%
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
As of December 31, 2025 and 2024, we held investments at fair value of $49 million and $75 million, respectively. The valuations of our investments were primarily classified as Level 3 as of December 31, 2025. The valuations of our investments were primarily classified as Level 1 as of December 31, 2024. There were no transfers between fair value hierarchy levels during the years ended December 31, 2025 and 2024.
As of December 31, 2025 and 2024, loans receivable carried at amortized cost had estimated fair values of $544 million and $625 million, respectively, and were classified as Level 3.
As of December 31, 2025 and 2024, notes receivable carried at amortized cost had estimated fair values of $80 million, and $402 million respectively, and were classified as Level 3.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
32. Fair value measurements (Continued)
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of December 31, 2025 and 2024 were as follows:

	December 31, 2025
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,379,180		$1,379,180	$1,379,180	$—	$—
Restricted cash	100,564		100,564	100,564	—	—
Loans receivable	513,689		544,440	—	—	544,440
Notes receivable	86,846		79,637	—	—	79,637
Derivative assets	12,247		12,247	—	12,247	—
Investments, at fair value	49,218		49,218	12,996	—	36,222
	$2,141,744		$2,165,286	$1,492,740	$12,247	$660,299
Liabilities
Debt	$43,806,304	(a)	$43,045,384	$—	$43,045,384	$—
Derivative liabilities	72,727		72,727	—	72,727	—
	$43,879,031		$43,118,111	$—	$43,118,111	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2024
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,209,226		$1,209,226	$1,209,226	$—	$—
Restricted cash	192,356		192,356	192,356	—	—
Loans receivable	595,640		625,191	—	—	625,191
Notes receivable	401,989		401,989	—	—	401,989
Derivative assets	81,770		81,770	—	81,770	—
Investments, at fair value	75,496		75,496	75,496	—	—
	$2,556,477		$2,586,028	$1,477,078	$81,770	$1,027,180
Liabilities
Debt	$45,537,495	(a)	$43,770,740	$—	$43,770,740	$—
Derivative liabilities	15,440		15,440	—	15,440	—
	$45,552,935		$43,786,180	$—	$43,786,180	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
33. Subsequent events
In January 2026, AerCap Trust and AICDC co-issued $900 million aggregate principal amount of 4.125% Senior Notes due 2029 and $850 million aggregate principal amount of 4.750% Senior Notes due 2033.
In February 2026, AerCap Trust and AICDC redeemed all of the then-outstanding $500 million aggregate principal amount of their 4.450% Senior Notes due 2026.